Form 20-F
period 2019-12-31
Banco Santander (Brasil) S.A.
filed 2020-03-06
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
(212) 350-3604
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each composed of 1 common share, no par value, and 1 preferred share, no par value	SANB11	New York Stock Exchange*
Common Shares, no par value	SANB3	New York Stock Exchange*
Preferred Shares, no par value	SANB4	New York Stock Exchange*
American Depositary Shares, each representing one unit (or a right to receive one unit) which is composed of 1 common share, no par value, and 1 preferred share, no par value, of Banco Santander (Brasil) S.A.	BSBR	New York Stock Exchange

*	Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2019, which was R$4.0307 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2019, 2018 and 2017, and for the years ended December 31, 2019, 2018 and 2017. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB” and interpretations issued by the IFRS Interpretation Committee, or “IFRIC”. Our consolidated financial statements as of and for the years ended December 31, 2019, 2018 and 2017 have been audited by PricewaterhouseCoopers Auditores Independentes, or “PwC.” PwC is an independent registered public accounting firm, whose report is included herein.

IFRS differs in certain significant aspects in comparison with the generally accepted accounting principles in the United States, or “U.S. GAAP”. IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP (as defined below). Appendix I to our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the administration of Brazil which took office on January 1, 2019;

•	exposure to various types of inflation and interest rate risks, and Brazilian government efforts to control inflation and interest rates;

•	exposure to the sovereign debt of Brazil;

•	the effect of interest rate fluctuations on our obligations under employee pension funds;

•	exchange rate volatility;

•	infrastructure and labor force deficiencies in Brazil;

•	economic developments and perception of risk in other countries, including a global downturn;

•	the future relationship of the United Kingdom with the European Union;

•	increasing competition and consolidation in the Brazilian financial services industry;

•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;

•	changes in reserve requirements;

•	changes in taxes or other fiscal assessments;

•	potential losses associated with nonperforming loans or non-performance by counterparties to other types of financial instruments;

•	a decrease in the rate of growth of our loan portfolio;

•	potential prepayment of our loan and investment portfolio;

•	potential increase in our cost of funding, in particular with relation to short-term deposits;

•	a default on, or a ratings downgrade of, the sovereign debt of Brazil or of our controlling shareholder;

•	restrictions on the distributions of dividends to holders of our shares and ADSs;

•	the effectiveness of our credit risk management policies;

•	our ability to adequately manage market and operational risks;

•	potential deterioration in the value of the collateral securing our loan portfolio;

•	failure to adequately protect ourselves against risks relating to cybersecurity;

•	our dependence on the proper functioning of information technology systems;

•	our ability to protect personal data;

•	our ability to protect ourselves against cybersecurity risks;

•	our ability to protect our reputation;

•	our ability to detect and prevent money laundering and other illegal activities;

•	our ability to manage the growth of our operations;

•	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements are intended to be accurate only as of the date, they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. You should therefore not make any investment decision based on these estimates and forward-looking statements.

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

Financial information for Santander Brasil as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction with our audited consolidated financial statements the related notes and “Item 5. Operating and Financial Review and Prospects” included within this annual report.

Income Statement Data

	For the Year Ended December 31,
	2019	2019	2018	2017	2016	2015
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	18,072	72,841	70,478	71,418	77,146	69,870
Interest expense and similar charges	(7,076)	(28,520)	(28,557)	(36,472)	(46,560)	(38,533)
Net interest income	10,996	44,321	41,921	34,946	30,586	31,337
Income from equity instruments	5	19	33	83	259	143
Income from companies accounted for by the equity method	37	149	66	72	48	116
Fee and commission income	5,059	20,392	17,728	15,816	13,548	11,797
Fee and commission expense	(1,161)	(4,679)	(3,596)	(3,094)	(2,571)	(2,314)
Gains (losses) on financial assets and liabilities (net)	611	2,463	(2,783)	969	3,016	(20,002)

Exchange differences (net)	(692)	(2,789)	(2,806)	605	4,575	10,084
Other operating income (expenses)	(275)	(1,108)	(1,056)	(672)	(625)	(347)
Total income	14,580	58,769	49,507	48,725	48,837	30,814
Administrative expenses	(4,203)	(16,942)	(16,792)	(16,121)	(14,920)	(14,515)
Depreciation and amortization	(593)	(2,392)	(1,740)	(1,662)	(1,483)	(1,490)
Provisions (net)(2)	(913)	(3,682)	(2,000)	(3,309)	(2,725)	(4,001)
Impairment losses on financial assets (net)(3)	(3,317)	(13,370)	(12,713)	(12,338)	(13,301)	(13,634)
Impairment losses on other assets (net)	(33)	(131)	(508)	(457)	(114)	(1,221)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	3	11	(25)	(64)	4	781
Gains (losses) on non-current assets held for sale not classified as discontinued operations	2	10	182	(260)	87	50
Operating profit before tax	5,526	22,273	15,910	14,514	16,384	(3,216)
Income taxes	(1,400)	(5,642)	(3,110)	(5,376)	(8,919)	13,050
Consolidated Profit for the Year	4,126	16,631	12,800	9,138	7,465	9,834
(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2019, for reais into U.S. dollars of R$4.0307 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 22 and 23 to our consolidated financial statements.

(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	2,094.83	1,604.34	1,133.43	929.93	1,236.96
Preferred Shares	2,304.32	1,764.78	1,246.77	1,022.92	1,360.66
Diluted Earnings per shares (reais)
Common Shares	2,094.83	1,604.34	1,132.44	929.03	1,235.79
Preferred Shares	2,304.32	1,764.78	1,245.69	1,021.93	1,359.36
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	519.72	414.05	342.63	285.34	316.78
Preferred Shares	571.69	455.45	376.90	313.87	348.46
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	519.72	414.05	342.33	285.06	316.48
Preferred Shares	571.69	455.45	376.57	313.57	348.13
From continuing operations
Basic Earnings per shares (reais)
Common Shares	2,094.83	1,604.34	1,133.43	929.93	1,236.96
Preferred Shares	2,304.32	1,764.78	1,246.77	1,022.92	1,360.66
Diluted Earnings per shares (reais)
Common Shares	2,094.83	1,604.34	1,132.44	929.03	1,235.79
Preferred Shares	2,304.32	1,764.78	1,245.69	1,021.93	1,359.36
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	519.72	414.05	342.63	285.34	316.78
Preferred Shares	571.69	455.45	376.90	313.87	348.46
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	519.72	414.05	342.33	285.06	316.48
Preferred Shares	571.69	455.45	376.57	313.57	348.13

Dividends and interest on capital per 1,000 shares (undiluted)

Common Shares (reais)	1,378.87	841.68	801.63	666.21	784.90
Preferred Shares (reais)	1,516.76	925.85	881.80	732.83	863.39
Common Shares (U.S. dollars)(2)	342.09	217.22	242.33	204.42	201.01
Preferred Shares (U.S. dollars)(2)	376.30	238.94	266.57	224.86	221.11
Weighted average share outstanding (in thousands) – basic
Common Shares	3,802,303	3,807,386	3,822,057	3,828,555	3,839,159
Preferred Shares	3,663,444	3,668,527	3,683,145	3,689,696	3,700,299
Weighted average shares outstanding (in thousands) – diluted(3)
Common Shares	3,802,303	3,807,386	3,825,313	3,832,211	3,842,744
Preferred Shares	3,663,444	3,668,527	3,686,401	3,693,352	3,703,884
(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.

(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2019, for reais into U.S. dollars of R$4.0307 to U.S.$1.00.

(3)	Average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and each of the month-end balances of the 12 subsequent months.

Balance Sheet Data

	As of December 31,
	2019	2019	2018	2017	2016	2015
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank(2)	4,993	20,127	19,464	20,642	26,285	89,143
Financial assets held for trading	-	-	-	86,271	131,245	50,537
Financial Assets Measured At Fair Value Through Profit Or Loss	8,024	32,342	43,712	-	-	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	14,147	57,021	68,852	-	-	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	42	171	917	-	-	-
Other financial assets at fair value through profit or loss	-	-	-	1,692	1,711	2,080
Available-for-sale financial assets	-	-	-	85,823	57,815	68,265
Financial Assets Measured At Fair Value Through Other Comprehensive Income	23,847	96,120	85,437	-	-	-
Held to maturity investments	-	-	-	10,214	10,048	10,098
Loans and receivables(2)	-	-	-	368,729	333,997	306,269
Financial Assets Measured At Amortized Cost (2)	117,766	474,681	429,731	-	-	-
Hedging derivatives	84	340	344	193	223	1,312
Non-current assets held for sale	329	1,325	1,380	1,155	1,338	1,237
Investments in associates and joint ventures	266	1,071	1,053	867	990	1,061
Tax assets	8,336	33,599	31,566	28,826	28,753	34,770
Other assets	1,256	5,061	4,800	4,578	5,104	3,802
Tangible assets	2,427	9,782	6,589	6,510	6,646	7,006
Intangible assets	7,591	30,596	30,019	30,202	30,237	29,814
Total assets	189,108	762,237	723,865	645,703	634,393	605,395
Average total assets*	182,476	735,507	685,531	637,511	605,646	571,918
Liabilities
Financial liabilities held for trading	-	-	-	49,323	51,620	42,388
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	11,428	46,065	50,939	-	-	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss	1,320	5,319	1,946	-	-	-
Financial liabilities at amortized cost	142,712	575,230	547,295	478,881	471,579	457,282

Deposits from the Brazilian Central Bank and deposits from credit institutions	24,629	99,271	99,023	79,375	78,634	69,451
Customer deposits	83,488	336,515	304,198	276,042	247,445	243,043
Marketable debt securities	18,285	73,702	74,626	70,247	99,843	94,658
Subordinated debts	-	-	9,886	519	466	8,097
Debt Instruments Eligible to Compose Capital	2,525	10,176	9,780	8,437	8,312	9,959
Other financial liabilities	13,786	55,566	49,783	44,261	36,879	32,073
Hedging derivatives	50	201	224	163	311	2,377
Provisions(3)	4,052	16,332	14,696	13,987	11,776	11,410
Tax liabilities	2,719	10,960	8,075	8,248	6,095	5,253
Other liabilities	2,709	10,921	9,095	8,014	8,199	6,850
Total liabilities	164,991	665,028	632,270	558,615	549,581	525,559
Stockholders’ equity	23,994	96,711	91,882	87,425	85,435	83,532
Other Comprehensive Income	(21)	(86)	(879)	(774)	(1,348)	(4,132)
Non-controlling interests	145	583	593	437	726	435
Total Stockholders’ Equity	24,117	97,209	91,595	87,088	84,812	79,835
Total liabilities and stockholders’ equity	189,108	762,237	723,865	645,703	634,393	605,395
Average interest-bearing liabilities*	121,861	491,187	463,388	416,816	408,067	400,008
Average total stockholders’ equity*	23,777	95,836	89,263	87,868	84,283	81,475
*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2019, for reais into U.S. dollars of R$4.0307 to U.S.$1.00.

(2)	In the fiscal year ended December 31, 2019, the balances related to compulsory deposits were reclassified from cash and reserves at the Brazilian Central Bank to the item Loans and other amounts with credit institutions for better presentation and, consequently, the respective comparative balances also have been reclassified.

(3)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios (*)

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(%)
Profitability and performance
Return on average total assets	2.3	1.9	1.4	1.2	1.7
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	6.7	7.0	6.7	7.0	7.0
Impaired assets as a percentage of total assets(1)	3.1	3.1	3.0	3.0	3.1
Impairment losses to customers as a percentage of impaired assets(1) (4)	87.8	90.3	80.5	87.0	81.9
Impairment losses to customers as a percentage of loans and advances to customers (gross) (5)	5.9	6.3	5.4	6.1	5.7
Derecognized assets as a percentage of loans and advances to customers (gross)	4.3	3.5	4.7	4.3	4.4
Impaired assets as a percentage of stockholders’ equity(1)	24.3	24.5	22.0	22.3	23.3
Capital adequacy
Basel capital adequacy ratio(2)	15.0	15.1	15.8	16.3	15.7
Efficiency
Efficiency ratio(3)	28.8	33.9	33.1	30.6	47.1

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, refer to “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets.”

(2)	Basel capital adequacy ratio is measured pursuant to Brazilian Central Bank rules in effect as from December 31, 2014. This ratio is subject to a phased-in implementation schedule established by the Brazilian Central Bank, which is expected to be completed by 2019. The Basel III framework applies to all commercial banks operating in Brazil and covers, among other things, minimum capital requirements, capital buffers, risk-based capital measures, liquidity standards, net stable funding ratio, leverage ratio, exposures to central counterparties, as well as the definition of consolidated enterprise level (conglomerado prudencial). Since the enactment of the initial Basel III framework in 2013, the authorities have been implementing additional regulations and some important amendments to the existing framework. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and

Supervision—Capital Adequacy and Leverage – Basel.”

(3)	Efficiency ratio is determined by taking administrative expenses divided by total income.

(4)	In 2019, including the debt instruments accounted for in the loans and receivables, the ratio is 96.8%. For 2018 the ratio was 78.1%. The debt instruments amount was not material in preceding years.

(5)	In 2019, including the debt instruments accounted for in the loans and receivables the ratio is 5.8%. For 2018, the ratio was 6.3%. The debt instruments amount was not material in preceding years.

Selected Consolidated Ratios, Including Non-GAAP Ratios (*)

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(%)
Profitability and performance
Net yield(1)	6.8	6.9	6.4	6.2	6.6
Return on average stockholders’ equity(2)	17.4	14.3	10.4	8.9	12.1
Adjusted return on average stockholders’ equity(2)	24.7	21.0	15.4	13.3	18.5
Average stockholders’ equity as a percentage of average total assets(2)(*)	13.0	13.0	13.8	13.9	14.2
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)(*)	9.6	9.3	9.8	9.7	9.8
Asset quality
Impaired assets as a percentage of credit risk exposure (3)	6.0	6.2	5.8	6.3	6.0
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(3)	34.4	35.5	32.6	33.5	36.1
Liquidity
Loans and advances to customers, net as a percentage of total funding(4)	62.9	60.6	62.7	58.0	59.3
Efficiency
Adjusted efficiency ratio(5)	28.2	30.3	32.5	34.9	34.8

(*) The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1) “Net yield” is defined as net interest income divided by average interest earning assets.

(2) “Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity,” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “GetNet” and Super Pagamentos e Administração de Meios Eletrônicos Ltda., or “Super”, both in 2014, Banco Olé Consignado S.A. (current name of Banco Consignado S.A.) in 2015, and BW Guirapá I S.A. in 2016. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of an interest in Banco Olé Consignado S.A. in 2015. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill.

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

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
	(in millions of R$, except percentages)
Effects of the hedge for investments held abroad	1,264	5,867	810	(6,140)	10,919
Efficiency ratio	28.8%	33.9%	33.1%	30.6%	47.1%
Adjusted efficiency ratio	28.2%	30.3%	32.5%	34.9%	34.8%

Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures

Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures

The information in the table below presents the calculation of specified non-GAAP financial measures to the most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of Banco Olé Bonsucesso Consignado S.A. in 2015 and the significance of other factors affecting stockholders’ equity and the related ratios. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill, as set forth in the above tables. Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated profit for the year	16,631	12,800	9,138	7,465	9,834
Average stockholders’ equity (*)	95,836	89,263	87,868	84,283	81,475
Return on average stockholders’ equity (*)	17.4%	14.3%	10.4%	8.9%	12.1%
Adjusted return on average stockholders’ equity(*):
Consolidated profit for the year	16,631	12,800	9,138	7,465	9,834
Average stockholders’ equity(*)	95,836	89,263	87,868	84,283	81,475
Average goodwill(*)	28,213	28,176	28,360	28,343	28,376
Average stockholders’ equity excluding goodwill(*)	67,623	61,087	59,508	55,940	53,130
Adjusted return on average stockholders’ equity(*)(3)	24.6%	21.0%	15.4%	13.3%	18.5%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	95,836	89,263	87,868	84,283	81,475
Average total assets(*)	735,507	685,531	637,511	605,646	571,918
Average stockholders’ equity as a percentage of average total assets(*)	13.0%	13.0%	13.8%	13.9%	14.2%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	95,836	89,263	87,868	84,283	81,475
Average goodwill(*)	28,213	28,176	28,360	28,343	28,376
Average stockholders’ equity excluding goodwill(*)	67,623	61,087	59,508	55,940	53,130
Average total assets(*)	735,507	685,531	637,511	605,646	571,918
Average goodwill(*)	28,213	28,176	28,360	28,343	28,376
Average total assets excluding goodwill(*)	707,294	657,355	609,151	577,334	543,542
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	9.6%	9.3%	9.8%	9.7%	9.8%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	23,426	22,426	19,145	18,887	18,599
Stockholders’ equity	97,209	91,595	87,088	84,813	79,835
Impaired assets as a percentage of stockholders’ equity	24.1%	24.5%	22.0%	22.3%	23.3%

Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	23,426	22,426	19,145	18,887	18,599
Stockholders’ equity	97,209	91,595	87,088	84,813	79,835
Goodwill	28,375	28,378	28,364	28,355	28,333
Stockholders’ equity excluding goodwill	68,834	63,217	58,724	56,458	51,502
Impaired assets as a percentage of stockholders’ equity excluding goodwill	34.0%	35.5%	32.6%	33.5%	36.1%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	347,257	321,933	287,829	268,438	267,266
Impaired assets	23,426	22,426	19,145	18,887	18,599
Impaired assets as a percentage of loans and receivables	6.7%	7.0%	6.7%	7.0%	7.0%
Impaired assets as a percentage of credit risk exposure:
Loans and advances to customers, gross	347,257	321,933	287,829	268,438	267,266
Guarantees	44,313	42,260	42,645	33,265	43,611
Credit risk exposure	391,569	364,182	330,474	301,703	310,887
Impaired assets	23,426	22,426	19,145	18,887	18,599
Impaired assets as a percentage of credit risk exposure	6.0%	6.2%	5.8%	6.3%	6.0%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	347,257	321,933	287,829	268,438	267,266
Impairment losses(1)	20,557	20,242	15,409	16,435	15,233
Total Funding(2)	519,664	497,513	434,620	434,502	425,209
Loans and advances to customers, net as a percentage of total funding(2)	62.4%	60.6%	62.7%	58.0%	59.3%
(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Provision for impairment losses of loans and advances to customers.

(2)	Total funding is the sum of financial liabilities at amortized cost, excluding the other financial liabilities.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable IFRS financial measures for each of the periods presented.

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	16,942	16,792	16,121	14,920	14,515
Total income	58,769	49,507	48,725	48,837	30,814
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(326)	(5,589)	1,574	7,591	(9,918)
Efficiency ratio	28.8%	33.9%	33.1%	30.6%	47.1%
Total Income	58,769	49,507	48,725	48,837	30,814
Effects of the hedge for investments held abroad	1,264	5,867	810	6,140	(10,919)
Total income excluding effects of the hedge for investments held abroad	57,505	43,640	47,915	42,697	41,733
Administrative expenses	16,942	16,792	16,121	14,920	14,515
Efficiency ratio adjusted for effects of the hedge for investments held abroad	29.5%	38.5%	33.6%	34.9%	34.8%

Reconciliation of Non-GAAP Measures to Their Most Directly Comparable IFRS Financial Measures

The information in the table below presents the calculation of specified non-GAAP financial measures from each of their most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding effects of the hedge for investments held abroad. The limitation associated with the exclusion of effects of the hedge for investments held abroad is that it has the effect of excluding a portion of gains/losses on financial assets and liabilities (net) plus exchange differences (net) line item, which is offset by excluding a portion in the Income tax line item. Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

	As of and for the year ended December 31,
	2019	2018	2017	2016	2015
	(in millions of R$, except as otherwise indicated)

Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	(326)	(5,589)	1,574	7,591	(9,918)
Effects on hedge for investment held abroad	1,264	5,867	810	(6,140)	10,919
Adjusted Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	(938)	(11,456)	764	1,451	1,001
Total Income	58,769	49,507	48,725	48,837	30,814
Effects on hedge for investment held abroad	1,264	5,867	810	6,140	(10,919)
Adjusted Total Income	57,505	43,640	47,915	42,697	41,733
Operating profit before tax	22,273	15,910	14,514	16,384	(3,216)
Effects on hedge for investment held abroad	1,264	5,867	810	6,140	(10,919)
Adjusted Operating profit before tax	21,009	10,043	13,704	10,244	7,703
Income Tax	(5,642)	(3,110)	(5,376)	(8,919)	13,050
Effects on hedge for investment held abroad	(1,264)	(5,867)	(810)	6,140	(10,919)
Adjusted Income tax	(6,906)	(8,977)	(6,186)	(2,779)	2,130
Operating profit before tax – Commercial Banking	18,375	12,397	11,220	12,652	(5,565)
Effects on hedge for investment held abroad	1,264	5,867	810	6,140	(10,919)
Adjusted Operating Profit before tax – Commercial Banking	17,111	6,530	10,411	6,512	5,354

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

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance; temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions on remittances of foreign capital abroad may limit our ability to make distributions to holders of our American Depositary Receipts, or “ADRs”. We cannot assure that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuations will affect the U.S. dollar equivalent of the price of our shares in reais on the São Paulo Stock Exchange, B3 S.A. – Brasil, Bolsa, Balcão, or “B3” as well as the U.S. dollar equivalent of any distributions we make with respect to our shares, which will be made exclusively in reais. Exchange rate fluctuations may also adversely affect our financial condition. For further information on these risks, see “—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2015	3.90	3.34	2.57	4.19
2016	3.26	3.48	3.12	4.16
2017	3.31	3.19	3.05	3.38
2018	3.87	3.68	3.14	4.19
2019	4.03	4.11	4.02	4.22
Month Ended:
August 2019	4.15	4.03	3.84	4.17
September 2019	4.16	4.12	4.06	4.19
October 2019	4.02	4.09	3.99	4.18
November 2019	4.24	4.16	3.99	4.26
December 2019	4.03	4.11	4.02	4.22
January 2020	4.28	4.15	4.02	4.28
February 2020	4.50	4.34	4.24	4.50
March 2020 (through March 5, 2020)	4.62	4.53	4.49	4.62

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates at the close of each business day during the period.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros. As of December 31, 2019, the exchange rate for euro to real was R$4.4097 per €1.00.

3B.	Capitalization and Indebtedness

Not applicable.

3C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3D.	Risk Factors

The below risks could materially and adversely affected the financial and operational state of our Company, and as result, could impact the investment of our shareholders.

Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities.

The Brazilian government has frequently intervened in the Brazilian economy and has on occasion made significant changes in policy and regulations. In the past, the Brazilian government has adopted measures, including, among others, changes in regulations, price controls, capital controls, changes in the exchange rate regime, and limitations on imports, which have affected Brazilian asset prices. Recently, the Brazilian government has adopted measures, including changes in tax policies, and constraints that have affected Brazilian asset prices and the trading price of our securities.

We and the trading price of our securities may be adversely affected by changes in policy, laws or regulations at the federal, state and municipal levels involving or affecting factors such as:

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

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy by impacting the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

In recent years, there has been significant political turmoil in connection with the impeachment of the former president (who was removed from office in August 2016) and ongoing investigations of her successor (who left office in January 2019) as part of the ongoing Lava Jato investigations.

There are uncertainties regarding the ability of the current government to implement policies and reforms, as well as external perception regarding the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. Any such new policies or changes to current policies may have a material adverse effect on us.

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

Certain Brazilian companies active in the oil and gas, energy, construction, and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission, or the “SEC,” the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil, and other relevant governmental authorities, in connection with corruption allegations (the Lava Jato investigations). The Brazilian Federal Police ins also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF”, a tax appeals tribunal (the so-called Operação Zelotes). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian Federal Revenue Authority, which were under appeal in the CARF. Such investigations involve several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near short to medium term. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term (according to data from the IBGE, the Brazilian economy’s gross domestic product, or “GDP,” contracted by 3.3% in 2016 but increased by 1.3% in 2017 and 2018 and 1.1% in 2019). In addition, although we have reduced our exposure to companies involved in the Lava Jato and other government investigations, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of the Lava Jato investigations, we may also be materially adversely affected.

As a result of the allegations under the Lava Jato investigations and the economic downturn, Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch in December 2015, by Moody’s Investor Service, or “Moody’s,” in February 2016, and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the prior Brazilian government to approve certain reforms. Brazil’s sovereign rating is currently rated by the three major risk-rating agencies as follows: BB- by S&P and Fitch and Ba2 by Moody’s. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments. In addition, the Lava Jato investigations have also reached members of the executive and legislative branches of the Brazilian government, which has caused considerable political instability, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to predict the effects of such political instability, which may include further deteriorations in Brazil’s economic conditions.

Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, that have had significant effects on the Brazilian economy and our business, and can continue to do so. Tight monetary policies with high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes, and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

In December 2016, the SELIC rate (the basic interest rate in Brazil) was lowered to 13.75%, and in January 2017, the SELIC rate was further lowered to 13.0%, and to 12.25% in February 2017. In May 2017, the Monetary Policy Committee (Comitê de Política Monetária) of the Brazilian Central Bank, or “COPOM”, decided to lower the SELIC rate to 10.25%, then lowering it to 9.25% in July 2017, to 7.50% in October 2017 and to 7.0% in December 2017. In February 2018, the COPOM lowered the SELIC rate to 6.75% and then to 6.50% in March 2018 and kept throughout the year 2018. In 2019, the

COPOM continued this trend for the first half of the year until August 2019, when the rate was lowered to 6.00%, and then successively lowered further to 5.50% in September 2019, 5.00% in October 2019 and 4.50% in December 2019. In February 2020, the COPOM cut the SELIC rate to 4.25%.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that, in 2019, a 1.0% increase or decrease in the basic interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$334 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.” For example, considering the amounts in 2019, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$93 million and R$76 million, respectively.

Inflation has increased during 2019, reaching 4.31% for the 12-month period ending December 31, 2019 (compared to 3.75% in 2018), as a result of the current market conditions.

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. Future Brazilian governmental actions, intervention in the foreign exchange market, and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy as a whole. Any of these actions may adversely affect our asset quality. Furthermore, Brazil’s high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole, as well as on us.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

We invest in Brazilian federal government sovereign bonds. As of December 31, 2019, approximately 17.8% of our total assets, and 78.4% of our securities portfolio, consisted of debt securities issued by the Brazilian federal government. Any failure by the Brazilian Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.

We sponsor defined benefit pension plans and a healthcare plan that former and current employees, most of which were inherited from Banespa (though we discontinued the use of defined benefit pension plans for our employees in 2005).

In order to determine the funded status of each legacy defined benefit pension plan and, consequently, the carried reserves necessary to pay future beneficiaries, we use certain actuarial techniques and assumptions, which are inherently uncertain and involve the exercise of significant judgment, including with respect to interest rates, which are a key assumption in determining our current obligations under the legacy pension plans. For further information, refer to note 22 to our consolidated financial statements.

Changes in the present value of our obligations under our legacy defined benefit pension plans could require us to increase contributions, which would divert resources from use in other areas of our business. Any such increase may be due to factors over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

Decreases in interest rates can increase the present value of obligations under our legacy defined benefit pension plans, and may materially and adversely affect the funded status of our legacy defined benefit plans and require us to make additional contributions to these plans to meet our pension funding obligations.

As of December 31, 2019, we had provisions for pensions and other obligations in the amount of R$16 million. See more information in note 23 to our audited consolidated financial statements included in this annual report.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. From 2013 to 2014, the real depreciated against the U.S. dollar due to a decrease in commodities prices, reaching R$2.34 per U.S.$1.00 on December 31, 2013 and R$2.65 per U.S.$1.00 on December 31, 2014. During 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real devalued at a much higher rate than in previous years. On September 24, 2015, the real depreciated to R$4.20 per U.S.$1.00. Overall, in 2015, the real depreciated 47% against the U.S. dollar, reaching R$3.91 per U.S.$1.00 on December 31, 2015. In 2016, the real faced continuing fluctuations, primarily as a result of Brazil’s political instability, but had appreciated 17.0% year-over-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S.$1.00. In 2017, the real remained relatively stable against the U.S. dollar, with an exchange rate of R$3.31 per U.S.$1.00 as of December 31, 2017. In 2018, the real continued to depreciate against the U.S. dollar with the exchange rate reaching R$3.88 per U.S.$1.00 as of December 31, 2018. In 2019, the real continued to depreciate against the U.S. dollar, with the exchange rate reaching R$4.03 per U.S.$1.00 as of December 31, 2019. On March 5, 2020, the exchange rate was R$4.50 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2019, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$1,264 million.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets, and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign-currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian balance of payments, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Infrastructure, workforce deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product, or “GDP” growth has fluctuated over the past few years, with a contraction of 3.5% in 2016 and growth of 1.0% and 1.1% in 2017 and 2018, respectively, and a growth of 1.0% in 2019. Growth is limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors, and a lack of a qualified labor force. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our controlling shareholder, is based), and in other Latin American and emerging market countries. Although economic conditions in Europe and in the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers. In particular, investor perceptions of the risks associated with our securities may be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2019, 2018 and 2017, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. These uncertainties adversely affected us and the market value of our securities.

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

The global macroeconomic environment is facing challenges, including the economic slowdown in China and the Eurozone, the end of funding by the U.S. Federal Reserve, the uncertain impact of Brexit and potential adoption of U.S. tariffs on steel imported from Brazil and Argentina. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Any slowdown or instability in the global economy could impact income, purchasing power and consumption levels in Brazil, among other things, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us while also creating a more volatile economy, limiting potential access to capital and liquidity. In addition, any global economic slowdown or uncertainty may result in volatile conditions in the global financial markets, which could have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. Any such adverse effect on capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on financial terms acceptable to us, if at all.

Part of our funding originates from repurchase agreements which are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the securities may significantly impact the availability of funds, as the cost of funding will increase if the quality of the Brazilian government securities used as collateral is adversely affected as a result of conditions in financial and credit markets, making this source of funding inefficient for us.

If the size and/or liquidity of the Brazilian government bond and/or repurchase agreement markets decrease, or if there is increased collateral credit risk and we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected.

The exit of the United Kingdom (the “UK”) from the European Union (the “EU”) and the definition of its future relationship with the EU could adversely impact global economic or market conditions, as well as our operations, financial condition and prospects.

On 31 January 2020 the UK ceased to be a member of the EU on withdrawal terms which establish a transition period until 31 December 2020 during which the UK will be treated as if it were still a member of the European Union. Although the withdrawal agreement foresees the possibility to extend the transition period for one or two more years after the 31 January 2020, this is not automatic and the UK has enshrined the 31 December 2020 date in domestic legislation passing the withdrawal agreement as the end of the transition period, signaling a current desire not to extend it. Uncertainly remains around the terms of the UK's relationship with the EU at the end of the transition period. If the transition period were to end without a comprehensive trade agreement, the UK’s and Europe’s economic growth may be negatively impacted. The uncertainty regarding and terms of the UK’s future relationship with the EU, as well as any adverse effect which it may have on the UK, the EU and the wider global economy could adversely affect global economic or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

Our operations and results may be negatively impacted by the coronavirus outbreak.

Global or national health concerns, including the outbreak of pandemic or contagious disease, such as the recent coronavirus, may adversely affect us.

Since December 2019, a novel strain of coronavirus has spread in China and other countries. Such events could cause disruption of regional or global economic activity, which could affect our operations and financial results. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

Risks Relating to the Brazilian Financial Services Industry and Our Business.

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate change may imply three primary drivers of financial risk that could adversely affect us:

• Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes.

• Physical risks related to extreme weather impacts and longer-term trends, which could result in financial losses that could impair asset values and the creditworthiness of our customers.

• Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders.

These primary drivers could materialize, among others, in the following financial risks:

• Credit risks: Physical climate change could lead to increased credit exposure, and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

• Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.

• Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.

• Reputational risk could also arise from shifting sentiment among customers and increasing attention and scrutiny from other stakeholders (investors, regulators, etc.) on our response to climate change.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive, with this competition increasing in recent years. We face significant competition in all of our main areas of operation from other Brazilian and international banks, as well as state-owned institutions including through portability of loans.

Non-traditional providers of banking services, such as Internet-based e-commerce providers, mobile telephone companies and Internet search engines, as well payment services for blockchain technologies may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulation of New Financial Institutions That Operate in Online Lending.”

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

Increasing competition could also require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on our profitability, as well as limit our ability to increase our customer base and expand our operations, and increasing competition for investment opportunities.

In addition, if our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities, or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on us.

We are subject to extensive regulation and regulatory and governmental oversight, which could adversely affect our business, operations and financial condition.

The Brazilian financial markets are subject to extensive and continuous regulatory control by the Brazilian government, principally by the Brazilian Central Bank, the CVM and the CMN, which, in each case, materially affects our business. We have no control over the issuance of new regulations that may affect our operations, including in respect of:

•	minimum capital requirements;

•	reserve and compulsory deposit requirements;

•	limits on investments in fixed assets;

•	lending limits and other credit restrictions, including compulsory allocations;

•	limits and other restrictions on interest rates and fees;

•	limits on the amount of interest banks can charge or the period for capitalizing interest; and

•	accounting and statistical requirements.

The regulation governing Brazilian financial institutions is continuously evolving, and the Brazilian Central Bank has reacted actively and extensively to developments in our industry.

Changes in regulations in Brazil and international markets may expose us to increased compliance costs and limit our ability to pursue certain business opportunities and provide certain products and services. Brazilian regulators are constantly updating prudential standards in accordance with the recommendations of the Basel Committee on Banking Supervision, in particular with respect to capital and liquidity, which could impose additional significant regulatory burdens on us. For example, future liquidity standards could require us to maintain a greater proportion of our assets in highly liquid but lower-yielding financial instruments, which would negatively affect our net interest margin. There can be no assurance that future changes in regulations or in their interpretation or application will not have a material adverse effect on us.

As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent that these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations, could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as those, which may be deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements require a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to continued significant financial regulatory reform in jurisdictions outside of Brazil that directly or indirectly affect Santander Spain’s businesses, including Spain, the European Union, the United States and other jurisdictions. In Spain and in other countries in which Santander Spain’s subsidiaries operate (including Brazil), there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behavior and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest, and in their products and services, and the prices and other terms they apply to them, is likely to continue. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burdens on Santander Group, including Santander Brasil, in these jurisdictions. In the European Union, these reforms could include changes relating to capital requirements, liquidity and funding, or other measures, implemented as a result of the unification of the European banking system under a European Banking Union. In the United States, many changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations, most of which are now in place. In May 2018, the United States Congress passed, and President Donald Trump signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act, or “EGRRCPA,” the first major piece of legislation rebalancing the financial regulatory landscape since the passage of the Dodd-Frank Act. The U.S. financial regulatory agencies have begun to propose regulations implementing EGRRCPA, but the ultimate impact of these reforms on our operations is currently uncertain. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation.” We cannot predict the outcome of any financial regulatory reforms in the European Banking Union, the United States or other jurisdictions, and we cannot yet determine their effects on Santander Spain and, consequently, their effects on us, but regulatory changes may result in additional costs for us.

We are subject to potential intervention by any of our regulators or supervisors.

Our business and operations are subject to increasingly significant rules and regulations set by the Brazilian Central Bank, the CVM, and the CMN, that are required to conduct banking and financial services business. These apply to business operations, affect financial returns, and include reserve and reporting requirements, and conduct-of-business regulations.

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

The Brazilian Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain , as well as determined compulsory allocation requirements to finance government programs, with these changes continuing to be a potential area of risk as they may increase the reserve and compulsory deposit or allocation requirements in the future or impose new requirements, which as a result could reduce our liquidity to fund our loan portfolio and other investments and, as a result, may have a material adverse effect on us.

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

We are required to comply with applicable anti-money laundering, or “AML,” anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We have implemented financial crime policies and procedures detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by the Special Incidents area.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery, anti-corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds and therefore, present a risk to our Company. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

Additionally, in 2015 and early 2016, pursuant to a new resolution issued by the United Nations Security Council, as well as a recently enacted law and regulations issued by the Brazilian Central Bank for the implementation of the aforementioned resolution in Brazil, additional compliance requirements were imposed on us and other financial institutions operating in Brazil, which relate to the local enforcement of sanctions imposed by the United Nations Security Council resulting from certain resolutions. We believe we already have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we continue to evaluate their impact on our control and compliance procedures and whether adjustments will need to be made to our control and compliance procedures as a result.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ data and bank products and services from being accessed or used for illegal or improper purposes.

The Brazilian Federal Public Prosecutor’s Office, or “MPF,” has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases resulting in a claimed R$83 million (approximately U.S.$25 million) benefit to us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018 the officer in question presented his defense. The proceedings is currently in course. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

In addition, we rely upon our relevant counterparties to a large degree to maintain and appropriately apply their own appropriate compliance measures, procedures and internal policies. Such measures may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML, anti-terrorism, or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are subject to increasing scrutiny and regulation from data protection laws, including penalties in the event of noncompliance with the terms and conditions of certain new European and Brazilian regulations.

As data privacy risks for banking organizations and the broader financial system have significantly increased in recent years, data privacy issues have become the subject of increasing legislative and regulatory focus.

On May 25, 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”) became directly applicable in all member states of the European Union. In addition to the GDPR, we will soon face new regulations from Brazilian authorities. The Brazilian General Data Protection Act (Law no. 13,709/2018), or “LGPD,” was approved in the Federal Official Gazette on August 14, 2018 and, as amended by the Law no. 13,853/2019, will take effect in August 2020. Law no. 13,853/2019 also set up the National Data Protection Authority for purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. The LGPD also brings about deep changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons in Brazil.

Although a number of basic existing principles have remained the same, the GDPR has introduced extensive new obligations on data controllers and rights for data subjects. The LGPD applies to individuals, as well as private and public entities, regardless of the country where they are headquartered or where data is hosted, as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or supply goods or services or to process data of individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data is collected. The application of the LGPD will apply irrespective of industry or business when dealing with personal data and is not restricted to data processing activities performed through digital media and/or on the Internet.

The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million, and fines of up to the higher of 2% of annual worldwide turnover or €10 million (whichever is highest) for other specific infringements. The LGPD similarly sets out several penalties, which include warnings, blocking and erasure of data, public disclosure of the offense, and fines of up to two percent (2%) of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense.

The implementation of the GDPR and of the LGPD has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial non-compliance with the new procedures. If there are breaches of the GDPR and or the LGPD obligations, as the case may be, we could face significant administrative and monetary sanctions, as well as reputational damage, which could have a material adverse effect on our operations, financial condition and prospects. Furthermore, following any such breach, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

We are exposed to risk of loss from legal and regulatory proceedings.

We face risk of loss from legal and regulatory proceedings, including tax proceedings that could subject us to monetary judgments, fines and penalties. The current regulatory and tax enforcement environment in Brazil reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.

We are from time to time subject to regulatory investigations and civil and tax claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees, economic plans, and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, and we cannot state accurately what the eventual outcome of these pending matters will be. The amount of our reserves in respect to these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a highly uncertain matter may become material to our operating results. As of December 31, 2019, we had provisions for taxes, other legal contingencies and other provisions for R$11,366 million. See more information in note 23 to our audited consolidated financial statements included in this annual report.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, or negligence and fraud, which could result in regulatory sanctions, civil claims, and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities. We are subject to the income tax laws of Brazil. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, leading to disputes, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on us. The interpretations of Brazilian taxing authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.

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

Our fixed-rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a low interest rate environment, prepayment activity increases, which reduces the weighted average terms of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums or commissions into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity, and an increase in prepayments could have a material adverse effect on us.

The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans can negatively impacted our results of operations as the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or other factors, including factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Brazil and globally. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Our provisions for impairment losses are based on our current assessment, as well as expectations, concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates, and the legal and regulatory environment. As many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure you that our current or future provisions for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the abovementioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for impairment losses, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Economic uncertainty may lead to a contraction in our loan portfolio.

The recent slow growth rate of the Brazilian economy in 2019, 2018 and 2017 and recession in 2016, a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation, and a decrease of the SELIC rate since 2017 have adversely affected the rate of growth of our loan portfolio in recent years. Ongoing economic uncertainty could adversely affect the liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All of this could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Liquidity and funding risks are inherent in our business and since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, with increases in these factors increasing the cost of our funding. Credit spread variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

We rely primarily on retail deposits as our main source of funding. As of December 31, 2019, 80.6% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 31.6% of our assets have maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, including: general economic conditions, the confidence of retail depositors in the economy and in the financial services industry, the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

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

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected. Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio, or “LCR,” is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. The observations in this disclosure (exercise with daily balances for October, November and December 2019) the institution had a LCR of 126.7%, above the 100% minimum requirement. The Net Stable Funding Ratio, or “NSFR,” provides a sustainable maturity structure of assets and liabilities such that banks maintain a stable funding profile in relation to their activities. The NSFR, which must remain at a minimum of 100% beginning from October 1, 2018 according to CMN rules, stands at over 112.3% for us as of December 31, 2019.

Our cost of funding is affected by our credit ratings, and any risks may have an adverse effect on both variables. Any downgrade in (i) the rating of Brazil’s, (ii) our controlling shareholders, or (iii) our credit rating would likely increase our cost of funding, requiring us to post additional collateral under some of our derivative and other contracts and adversely affect our interest margins and operations results.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that affect the financial services industry and the economic environment in which we operate. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Brazilian sovereign debt and the rating of our controlling shareholders. If Brazil’s sovereign debt or the debt of our controlling shareholder were downgraded, our credit rating would also likely be downgraded to a similar degree.

Any downgrade in Brazil’s sovereign credit ratings, those of our controlling shareholder, or in our ratings, would likely increase our borrowing costs. For example, a ratings downgrade could adversely affect our ability to sell or market some of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions, and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or risk termination of such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and interrelated factors and assumptions, including market conditions at the time of any downgrade, whether the downgrade of our long-term credit rating indirectly downgrades our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than any hypothetical examples, depending upon certain factors, including: the credit rating agency issuing the downgrade, any management or restructuring actions that could be taken to reduce cash outflows, and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress-testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

Santander Spain’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s, A with a stable outlook by Standard & Poor’s Ratings Services, or “S&P,” and A- with a stable outlook by Fitch Ratings Ltd., or “Fitch”. In February 2017, S&P revised the outlook from stable to positive, reflecting the revised funding plans announced by Santander Spain, which give S&P comfort that Santander Spain will build a substantial additional loss-absorbing capacity buffer over the next two years. In June 2017, S&P revised the outlook from positive to stable as a result of the risks associated with the acquisition of Banco Popular Español, S.A. by Santander Spain. Following the upgrade of the Spanish sovereign rating, in April 2018 S&P and Moody’s upgraded their ratings of Santander Spain from A- to A and from A3 to A2, respectively, and in July 2018 Fitch confirmed its rating and outlook.

Santander Brasil’s long-term debt in foreign currency is currently rated BB- with a stable outlook by S&P and Ba3 with a stable outlook by Moody’s.

S&P lowered Brazil’s credit rating in September 2015 from BBB- to BB+ (a non-investment-grade rating), and then again in mid-February 2016 from BB+ to BB with a negative outlook, mainly due to the continuing weak economic conditions of Brazil, political instability, the ongoing Lava Jato investigations, and uncertainty as to whether the Brazilian government will enact reforms in the 2016 federal budget to improve the country’s fiscal accounts and economic situation. In January 2018, Brazil was further downgraded by S&P to BB- with a stable outlook as a result of the failure of the prior Brazilian government to approve certain reforms. Fitch also lowered Brazil’s credit rating in December 2015 from BBB to BB+ (a non-investment grade rating), and then again in May 2016 from BB+ to BB, citing Brazil’s worsening economic outlook and growing political crisis as reasons for downgrading the country. In February 2018, Fitch further downgraded Brazil to BB-. Moody’s lowered Brazil’s credit rating from Baa2 to Baa3 (the lowest investment grade rating) in August 2015, and then to Ba2 (a non-investment-grade rating). Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- (stable) by S&P and Fitch, and Ba2 (stable) by Moody’s. Any further downgrade in Brazil’s sovereign rating would likely increase our funding costs and adversely affect us, including our asset quality.

As a result of the lowering of Brazil’s sovereign credit rating, our long-term foreign currency credit rating was lowered during the course of 2015 and in early 2016. On August 12, 2015, Moody’s lowered our credit rating from Baa2 to Baa3, lowering it again on February 25, 2016 to Ba3, and in March and

May 2017 it affirmed the rating at Ba3. On September 10, 2015, S&P lowered our credit rating from BBB- to BB+ (a non-investment-grade rating), lowering it again on February 17, 2016 to BB and maintaining the rating at BB in August 2017 while changing the outlook to negative. In January 2018, Santander Brasil was downgraded by S&P to BB- with a stable outlook from BB with a negative outlook. In February 2019, Santander Brasil was upgraded by S&P to BB- with a stable outlook from BB- with a negative outlook. We are currently rated as follows: Ba1 by S&P and Ba3 by Moody’s, both with a stable outlook. Any further downgrade in our long-term debt in foreign currency would likely increase our funding costs and adversely affect our interest margins and results of operations.

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

We use a range of strategies and instruments, including entering into derivative and other transactions, to hedge our exposure to market, credit and operational risks. Nevertheless, we may not be able to hedge all risks to which we are exposed, whether partially or in full. Furthermore, the hedging strategies and instruments on which we rely may not achieve their intended purpose. Any failure in our hedging strategy or in the hedging instruments on which we rely could result in losses to us and have a material adverse effect on our business, financial condition and results of operations.

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

Although the pricing of our insurance and pension plan products and the adequacy of the associated reserves are reassessed on a yearly basis, we cannot accurately determine whether our assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for the payment of benefits, claims and expenses. Accordingly, the occurrence of significant deviations from our pricing assumptions could have an adverse effect on the profitability of our insurance and pension products. In addition, if we conclude that our reserves and future premiums are insufficient to cover future policy benefits and claims, we will be required to increase our reserves and record these effects in our financial statements, which may have a material adverse effect on us.

Social and environmental risks may have a material adverse effect on us.

As part of the risk analysis we undertake with respect to our customers, we take into account environmental factors (such as soil and water contamination, vegetation suppression, or lack of environmental authorizations) as well as social factors (such as the existence of working conditions akin to slavery). Any failure by us to identify and accurately assess these factors and the potential risks to us before entering into proposed transactions with our customers may result in damage to our image and reputation, as well as have a material adverse effect on our business, results of operations and financial condition.

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

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If all resources applied to recover of secured loans in default through extrajudicial measures are not sufficient, we may enforce the collateral through the courts or extrajudicial measures. However, we may face delays on the realization of value from the collateral due to juridical measures foreseen by Brazilian law such as challenge in the courts, ranking of preferred creditors. As a result, our financial results may be potentially affect by the inability to realize the value of the collateral, in full or at all or, by delay in realizing such collateral

We are subject to market, operational and other related risks associated with our derivative transactions and our investment positions that could have a material adverse effect on us.

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

Financial instruments, including derivative instruments and securities represented 86.7% of our total assets as of December 31, 2019. Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark to market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

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

Interest rate, equity, foreign exchange rate and other types of indices, which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. For example, regarding the interest rate benchmarks, in 2017, the UK’s Financial Conduct Authority, or the “FCA,” announced that it will no longer persuade or compel banks to submit rates for the calculation of the London interbank offered rate, or “LIBOR,” benchmark after 2021. This announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. Therefore, after 2021 LIBOR may cease to be produced. The Bank of England and the FCA are working with market participants to catalyze a transition to using Sonia. In addition, the European Money Market Institute (“EMMI”) announced the discontinuation of the Euro OverNight Index Average, or “EONIA,” after January 3, 2022 and that from October 2, 2019 until its total discontinuation it will be replaced by the euro short-term rate, or “€STR,”) plus a spread of 8.5 basis points. These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduces a number of risks for us. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk that the revenues of products linked to LIBOR (in particular those indices that will be replaced) decrease; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; and (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period. The replacement benchmarks and their transition path have been defined, but the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems, among others. We employ a broad and diversified set of risk monitoring and risk mitigation techniques, which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead management to, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome, misunderstand or misuse such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties, and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

Some of the models and other analytical and judgment-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements, or we may be precluded from using them. Any of these potential situations could limit our ability to expand our businesses or have a material impact on our financial results.

Failure to effectively implement, consistently monitor or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.

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

If we fall victim to successful cyber-attacks or experience cybersecurity incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers’ and investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value.

We are also subject to increasing scrutiny and regulation governing cybersecurity risks. Such regulation is fragmented and constantly evolving. See “Item 4B—Business Overview—Regulation and Supervision—Regulations on Cybersecurity”. We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or policies. A failure to implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could also have a material adverse effect on us. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. Furthermore, upon a failure to comply with applicable law and regulation, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

In addition, we may also be subject to cyber-attacks against critical infrastructures of Brazil. Our information technology systems are dependent on such critical infrastructure, and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. See “Item 4. Information on the Company—B. Business Overview.”

It is important to highlight that even when a failure of or interruption in our systems or facilities is resolved timely or an attempted cyber incident or other security breach is successfully avoided or thwarted, normally substantial resources are expended in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, as well as represent a threat to our reputation.

For additional information, see also “—We are subject to increasing scrutiny and regulation from data protection laws, including penalties in the event of noncompliance with the terms and conditions of certain new European and Brazilian regulations” and “—Failure to protect personal information could adversely affect us.”

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

If these risks give rise to losses, this could materially and adversely affect us. We have a diversified loan portfolio, with no specific concentration exceeding 10% of total loans. Furthermore, currently, 0.9% of our loan portfolio is allocated to our largest debtor and 6.9% to our next 10 largest debtors.

However, we cannot assure this will continue to be the case. If counterparty risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

We face risks related to market concentration.

Concentration risk is an essential factor in the management of credit risk and is therefore monitored continuously. Aspects such as the economic sector, concentration of risk in certain groups of customers and products, are assessed monthly as part of the Risk Appetite exercise. This risk arises from the imperfect diversification of credit portfolios, which may derive from “name concentration” (incomplete diversification of the borrower's idiosyncratic risk) and “concentration sector ”(existence of multiple systematic risk factors, generally related to sectors of the economy, but also has other sources as origin, such as geographic location or factors macroeconomic conditions).

We acknowledge that any excessive concentration of risk could have a material adverse effect on us if the relevant risk materializes and generates a substantial financial loss.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets, and result in decreased demand for borrowings in general. We have credit exposure to borrowers which have entered or may shortly enter into bankruptcy or similar proceedings. We may experience material losses from this exposure.

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

We and our affiliates have entered into a number of services agreements pursuant to which we render and/or receive services, such as administrative, accounting, finance, treasury, legal services and others from (or provide such services to) related parties. We are likely to continue to engage in transactions with such related parties (including our controlling shareholder) that others may not consider to be on an arm’s-length basis. Future conflicts of interests may arise between us and any of our affiliates, or among our affiliates, which may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions.”

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

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, impairment of available-for-sale financial assets, deferred tax assets provision, and pension obligation for liabilities.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Our business is highly dependent on the proper functioning of information technology systems.

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of transactions across numerous and diverse markets and products in a timely manner, and on our ability to rely on our digital technologies, computer and email services, software, and networks, as well as on the secure processing, storage and transmission of confidential data and other information in our computer systems and networks. The proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively.

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

Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures or security breaches could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct, or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that the data we hold is incomplete, not recoverable or not securely stored. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or delivered to our customers with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. In addition, if we cannot maintain an effective and secure electronic data and information management system or we fail to maintain complete physical and electronic records, this could result in regulatory sanctions and serious reputational and financial harm to us.

For additional information, see also “—We are subject to increasing scrutiny and regulation from data protection laws, including penalties in the event of noncompliance with the terms and conditions of certain new European and Brazilian regulations” and “—Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.”

Damage to our reputation could cause harm to us.

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealings with sectors that are not well perceived by the public, ratings downgrades, significant fluctuations in our share price, dealing with customers in sanctions lists, rating downgrades, significant variations in the price of our ADRs throughout the year, compliance failures, unethical behavior, and the activities of customers and counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

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

We allocate management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that can offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

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

We have made business acquisitions in the past and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, or more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

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

Third-party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections, and network access. Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs. In addition, certain problems caused by these third parties or affiliated companies could affect our ability to deliver products and services to customers. Replacing these third-party vendors could also entail delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Restructurings could involve significant expense to us and entail significant delivery and execution risk, which could have a material adverse effect on our business, operations and financial condition.

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

In December 2012, primarily in response to the requirements of the European Banking Authority, Santander Spain adopted a corporate governance framework (Marco de Gobierno Interno del Grupo Santander) to organize and standardize the corporate governance practices of certain companies of the Santander Group (including us). We adopted this corporate governance framework in May 2013, subject to the precedence of applicable Brazilian laws, regulations and limitations. Our corporate governance model was further amended in 2015 to reflect certain new requirements imposed on our parent company, Santander Spain, by the European Central Bank, the Bank of Spain and regulators in different jurisdictions. See “Item 16G. Corporate Governance.”

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

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (i) a majority of the board of directors consists of independent directors, (ii) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, and (iv) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements; therefore, we currently use these exemptions and intend to continue using them. Accordingly, you will not have the same protections provided to shareholders of companies that are subject to all NYSE corporate governance requirements.

The liquidity and market prices of the units and the ADRs may be adversely affected by the cancellation of units or substantial sale of units and shares in the market.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2019, the aggregate market capitalization of the B3 was equivalent to approximately R$ 4.8 trillion (U.S.$1.2 trillion), and the top ten stocks in terms of trading volume accounted for approximately 36% of all shares traded on B3 in the year ended December 31, 2019. In contrast, as of December 31, 2019, the aggregate market capitalization of the NYSE was approximately U.S. 24.1 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder. The relative volatility and limited liquidity of the Brazilian securities markets may substantially limit your ability to sell the units or ADRs at the time and price you desire and, as a result, could negatively impact the market price of these securities.

If securities analysts do not publish research or reports about our business or if they downgrade our ADRs or securities issued by other companies in our sector, the price and trading volume of our ADRs and/or our shares could decline.

The trading market for our ADRs and our shares has been affected in part by the research and reports that industry and financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts downgrade our ADRs, our shares or our industry, change their views regarding the shares of any of our competitors, or other companies in our sector, or publish inaccurate or unfavorable research about our business, the market price of our ADRs and/or shares could decline. If one or more of these analysts stops providing reports or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our ADR and/or share price or trading volume to decline.

The economic value of your investment may be diluted.

We may, from time to time, need additional funds and we may issue additional units or shares. Any additional funds obtained by such a capital increase may dilute your interest in our company.

Discontinuation of the current corporate governance practices may negatively affect the price of our ADRs and units.

After completion of the voluntary exchange offers by Santander Spain in Brazil and in the United States (respectively, the “Brazilian Exchange Offer” and the “U.S. Exchange Offer”) for the acquisition of up to all of our shares that were not held by the Santander Group at that time, we are no longer subject to the obligations of the special listing segment of B3 known as Corporate Governance Level 2 (the “Level 2 Segment”). Currently, we voluntarily comply with certain of the corporate governance requirements for companies listed on the Level 2 Segment.

Discontinuation, in whole or in part, of our existing corporate governance practices or minimum protections may adversely affect your rights as a security holder and may result in a decrease of the price of our shares, units and ADRs.

Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity.

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$10.8 billion, R$6.6 billion and R$6.3 billion (R$2.90, R$1.77 and R$1.68 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2019, 2018 and 2017, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in the future. We are also subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest Attributable to Stockholders’ Equity.”

Holders of ADRs may find it difficult to exercise voting rights at our stockholders’ meetings.

Holders of ADRs will not be our direct shareholders and will be unable to enforce directly the rights of shareholders under our By-Laws and Brazilian Corporate Law. Holders of ADRs may exercise voting rights with respect to the units represented by ADRs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADR holders. For example, we are required to publish a notice of our stockholders’ meetings in specified newspapers in Brazil. Holders of our units will be able to exercise their voting rights by attending a stockholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a stockholders’ meeting by mail from the ADRs depositary following our notice to the depositary requesting the depositary to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of ADRs than for holders of our units or shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, except in limited circumstances.

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

Our By-Laws provide that we, our shareholders, our directors and officers and the members of our fiscal council shall submit to arbitration any and all disputes or controversies that may arise amongst ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian Corporate Law, our By-Laws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets and the rules and regulations of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADRs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Brazilian Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADRs.

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

General

We are a publicly held corporation (sociedade anônima) of indefinite term, incorporated under Brazilian law on August 9, 1985. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo or “JUCESP”), under NIRE (Registry Number) 35300332067. Our corporate name is Banco Santander (Brasil) S.A. and our commercial name is Banco Santander. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235, Bloco A, Vila Olímpia, 04543-011. Our telephone number is 55-11-3553-3300 and the website is https://www.santander.com.br/ri. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

Our agent for service is Mercedes Pacheco, Managing Director – Senior Legal Counsel, Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022.

History

We are currently the third-largest privately owned bank in Brazil and the only international bank with scale in the country. With high value added offers, we operate in both retail and wholesale segments, which allows us to meet the needs of individuals, small and medium enterprises, and large corporate customers.

We are part of Santander Group, a Spanish bank founded in 1857 that has expanded globally through numerous acquisitions. We believe that this give us an advantage over our competitors. Although, under the Santander Group’s business model each major unit is autonomous and required to be self-sufficient in terms of capital and liquidity, our relationship allows us to:

•	access the Santander Group’s global operations, providing operational synergies with the Santander Group and enhancing our ability to provide global products and services to our customers while reducing technology development costs;

•	provide our customers with the benefits of a strong presence in certain markets, predominantly in Latin America and Western Europe;

•	take advantage of best practices, with regards to products, services, internal controls and risk management, already implemented in other countries; and

•	develop our employees’ skills through local and international training and development, as well as by allow them to gain international experience in other offices of the Santander Group.

Our history in the Brazilian banking industry goes back to the 1970’s as summarized in the following figure:

Santander Brasil Timeline

In 1957, the Santander Group entered the Brazilian market for the first time through an operating agreement with Banco Intercontinental do Brasil S.A. In 1970, the Santander Group opened a representative office in Brazil, followed by its first branch in 1982. The foundation of Santander Brasil was in 1985 through an acquisition of a local bank.

In the 1990s, the Santander Group has sought to establish its presence in Latin America, particularly in Brazil, by capitalizing on organic growth, as well as pursuing an acquisition strategy, including the following most notable acquisitions:

•	In November 2000, the Santander Group acquired Banespa, a bank owned by the State of São Paulo, which became one of Brazil’s largest financial groups.

•	On July 24, 2008, Santander Spain took an indirect share control of Banco Real, which it then absorbed into the Santander Group in order to further consolidate its investments in Brazil. On August 29, 2008, the acquisition of Banco Real’s share capital by Santander Brasil was approved through a share exchange transaction, and Banco Real became a wholly-owned subsidiary of Santander Brasil. Subsequently, it was merged into Santander Brasil on April 30, 2009.

Since October 7, 2009, our units, and common and preferred shares have been listed and traded on B3 under the tickers “SANB11”, “SANB3” and “SANB4”, respectively, while our ADRs representing American Depositary Shares (or “ADSs”) have been registered with the SEC under the Securities Act and are listed and traded on the NYSE under the ticker “BSBR”. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Important Events

We have set forth below important recent events in the development of our business. For further information, please refer to Note 3 Basis of consolidation of IFRS Financial Statements to our consolidated financial statements included in “Item 18. Financial Statements” of this annual report.

Sale of equity stake in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, we sold to Superdigital Holding Company, S.L., a company indirectly controlled by Santander Spain, our entire equity interest in Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Superdigital”). We received consideration of R$270 million for our interest in Superdigital. As a result, we are no longer a shareholder of Superdigital.

Put option of the remaining equity interest in Banco Olé Consignado S.A. against Aymoré Crédito, Financiamento e Investimento S.A.

On March 14, 2019, the minority shareholder of Banco Olé formalized its interest in exercising the put option right provided in the Investment Agreement executed with Aymoré CFI, on July 30, 2014, to sell its 40% equity interest in Banco Olé to Aymoré CFI, a controlled entity of Santander Brasil.

On January 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A. (holding company whose single asset are the shares representing 40% of the corporate capital of Banco Olé) have entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon transferring Bosan’s shares to Santander Brasil and the payment to the sellers of the total price of R$1,608,772,783,47. As a result, Santander Brasil became, directly and indirectly, the holder of all shares issued by Banco Olé.

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

The purpose of the CIB is to develop a database that, in conformity with applicable laws, will collect, reconcile and handle the credit information of registered individuals and legal entities who expressly authorize the inclusion of their credit information on the CIB’s database. On April 14, 2017, the definitive documents were signed by the shareholders. The necessary regulatory authorizations, including by the Brazilian Central Bank and the CADE, have already been granted. The CIB became fully operational in 2019.

Joint Venture with Hyundai Capital Services, Inc.

On April 28, 2016, our wholly-owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Capital Services, Inc., or “Hyundai Capital”, for the purposes of incorporating (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company. These entities were incorporated to provide, respectively, auto finance and insurance brokerage services and products to consumers through the Hyundai dealerships in Brazil.

Aymoré CFI holds a 50% equity stake in Banco Hyundai Capital Brasil S.A., while Hyundai Capital holds the remaining 50% equity interest.

On February 21, 2019, the Brazilian Central Bank granted Banco Hyundai Capital Brasil S.A. the authorization to operate as a banking entity. Banco Hyundai Capital Brasil S.A. began operating in the first half of 2019.

On April 30, 2019, the Brazilian Central Bank authorized the formation of the insurance brokerage company. The insurance brokerage company was incorporated on July 2, 2019 and began operating in November 2019.

Acquisition of equity stake in Ipanema Empreendimentos e Participações S.A., currently named Return Capital Serviços de Recuperação de Créditos S.A. (“Return Credit Management”), and Gestora de Investimentos Ipanema S.A., currently named Return Gestão de Recursos S.A. (“Return Asset” and, together with Return Credit Management, the “Return Entities”)

On October 16, 2019, Atual Companhia Securitizadora de Créditos Financeiros, or “Atual,” informed the remaining shareholders of the Return Entities´ of its decision to exercise its call option for shares representing the remaining 30% of the Return Entities’ total voting capital owned for a value of approximately R$17 million. The transaction was completed on November 1, 2019. As a result of this transaction, Atual currently owns 100% of the Return Entities’ issued and outstanding share capital. The Return Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans.

Joint Venture with HDI Seguros

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership through the creation of a new insurance company called Santander Auto S.A., or “Santander Auto”. Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto will focus on offering motor insurance policies through a fully digital platform. The transaction closed on October 9, 2018 when the documentation to form Santander Auto S.A. was executed. On January 11, 2019, Santander Auto was granted regulatory authorization to begin operations by SUSEP.

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

PI DTVM is a securities brokerage company, with an open digital platform, which will broaden the portfolio of financial products we are able to offer to our clients.

Formation of BEN Beneficios

On June 11, 2018, we incorporated BEN Beneficios, an entity fully held by Santander Brasil, whose purpose is to create, supply and administer various types of vouchers and tickets used to provide employee benefits (such as for meals, transportation and cultural events) in the form of printed electronic and magnetic cards. BEN Beneficios began operating in the second quarter of 2019.

Acquisition of residual equity stake in Getnet

On December 19, 2018, the minority shareholders of Getnet exercised their right to sell all of their shares to Santander Brasil, or the “Put Option”, pursuant to the Shares’ Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or “SPA”. On the exercise date of the Put Option, we entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% of the entity’s equity interest, in the amount of R$1.431 billion. The acquisition transaction was approved by the Brazilian Central Bank on February 18, 2019 and the transaction closed on February 25, 2019. As a result Santander Brasil currently owns 100% of Getnet’s issued and outstanding share capital.

Sale of equity stake in CIBRASEC – Companhia Brasileira de Securitização

On July 24, 2019, we completed the sale to ISEC Securitizadora S.A. (“ISEC”) of our entire equity interest in CIBRASEC – Companhia Brasileira de Securitização (“Cibrasec”), corresponding to 4,000 common shares and 50 Class A preferred shares, representing in the aggregate approximately 9.72% of Cibrasec’s total capital stock. The transaction was effected pursuant to the Shares Purchase and Other Covenants Agreement executed on the same date by Santander Brasil, the other shareholders of Cibrasec, ISEC and Cibrasec, as intervening party. We received consideration of R$ 9.8 million for our interest in Cibrasec. As a result, we are no longer a shareholder of Cibrasec.

Projections Disclosure

On October 8, 2019, we informed the market that we have decided to disclose projections (guidance) with respect to certain of our indicators for the year of 2022. While we believe that the projections, which we intend to disclose, are based on reasonable assumptions made by our management, such projections are nevertheless subject to significant uncertainties and matters outside of our control, including: the future average growth of our loan portfolio, return on equity (ROE), cost to income (end of term), the future average growth in the number of our active customers and our Prospera (microcredit) customers.

Buyback Program

On November 1, 2019, our board of directors approved, in continuation of the buyback program set to expire on November 5, 2019, a buyback program of units and ADRs issued by us, directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program will cover the acquisition of up to 37,256,072 units or ADRs, representing a combination of 37,256,072 common and 37,256,072 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 12 months beginning November 5, 2019, and expiring on November 4, 2020.

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

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our Information Technology (“IT”) platform. Our IT platform focuses on our customers and supports our business model. In 2019, 2018 and 2017, total investments in IT were R$1,858 million, R$1,276 million and R$1,132 million, respectively.

In 2019, we realized meaningful transformations in our operations and technologic infrastructure, through the implementation of various and modern solutions in the areas of Artificial Intelligence (Machine Learning, AIOPs), Micro Services, BPM, Block Chain, Cybernetic Insurance, Facial Recognition, MultiCloud, among others. The application of these new technologies allowed the renovation of our digital channels for continually improve the experience of interaction between clients and the bank, searching for offer services more and more practical and intuitive, besides makes possible the launch of products all digital and innovative in the areas of Credit, Consortium, Payments, Agribusiness, Investments, in a way to serve the demands and expectations of the modern client.

In the physical service’s scope (Branch, PABs and PAEs), applying new functionalities, including: biometry for clients PJ in transactions with card, purchase and payment of exchange by digital treasure, administration of single line for a more efficient organization of the service and recognition of preferential clients in the totem of branches, searching for more security, agility and service’s personalization. For more details about our infrastructure of Technology, consult the item “ B. Business Overview - Technology and Infrastructure”.

Our major divestiture in the past three fiscal years and until the date of this annual report was the sale of BW I in 2017.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operations and “—Important Events—Sale of BW Guirapá I S.A.”).

4B.	Business Overview

Our Strategy

Our strategy is to endeavor to grow in a profitable, recurring and sustainable manner by providing services with excellence and consistently strive to enhance customer satisfaction levels, expand our customer base and increase the loyalty of our customers.

To accomplish this goal, we have been deeply focused on understanding how the Brazilian market works to address its demands effectively. As a consequence of our initiatives, Santander Brasil has made substantial progress in all key business areas, highlighted by a remarkable ROE evolution in the last five years. We believe we have been able to redirect our efforts toward a customer-centric business model with efficiency and risk model accuracy.

We have sought to identify our different types of customers and their specific consumption needs. Based on that, we have adopted a strategy which relies on serving our customers wherever and whenever they want, through multi-channel (digital and/or physical) solutions that deliver a customized and innovative portfolio of services and products.

We endeavor to seize all the opportunities presented to us by our ecosystem in order to cross-sell and upsell our products and services. For example, our automotive-related ecosystem consisting of Santander Financiamentos, Webmotors and Olé Consignado, has been instrumental in attracting new customers to Santander Brasil. Moreover, we have invested in initiatives that we believe have growth potential, such BEN, Sim, emDia, Santander Auto and PI. We believe that continuing to cross-sell and upsell across our business and investing in initiatives, which we believe to be promising, are key pillars for us to attract new customers and retain existing ones.

Further evidence that we are on the right track is the fact that in 2019 we were recognized by Euromoney Awards for Excellence as the Best Bank in Brazil and the Best Bank in Latin America.

Below we outline the main initiatives we have taken during these last years:

•        Net promoter score or NPS. We introduced the NPS as our main customer satisfaction metric in 2017 and in 2018, we were pioneers in disclosing this index to the market. After each interaction with Santander Brasil, our customers are asked randomly to rate their experience following the NPS methodology. Nowadays, we take into account our NPS with respect to our compensation (profit sharing) metrics, affecting virtually every department and position level at the organization, including the administrative and commercial departments. Additionally, and reinforcing our commitment to service excellence, we invited our senior management to become personally involved in enhancing customer satisfaction, by getting in touch with at least three detractors (unsatisfied customers) in order to understand and solve their problems and turn them into promoters (satisfied customers). We ended 2019 with an NPS of 56 points and we believe that this high level in satisfaction translates into an expansion of our loyal customer base.

•        Operational excellence. With the goal of fine-tuning the customer journey and boosting efficiency, we have transformed several aspects of our operational model. First, we switched to an industrial approach, which means that we now have an end-to-end view of the customer experience, reducing manual activities and dispersion, as well as enhancing cost transparency. Additionally, this year we launched a new service model in large part of our low-income portfolio, where we have transformed five types of careers into a single business and service manager career, further optimizing our customer service at our branches, generating more business and delivering greater efficiency. With these changes, we have already obtained notable results, such as a decrease in the time needed for customers to finalize the purchase of certain products and an increase in the number of agreements issued.

•        Digital strategy. We are in constant digital transformation to better serve our customers. We have implemented a collaborative work system in our organization based on the “Agile” methodology, commonly used in IT. This new approach consists of multidisciplinary teams, with employees from business and technology areas, who are given autonomy to make decisions rapidly. Thanks to that, we have been able to offer products and services, as well as add system updates through all our available channels quickly. These tools include: (i) providing a wide range of services across all channels according to customers' choices and/or needs; (ii) giving customers the ability to meet all their needs through digital channels; and (iii) integrating all service channels to ensure that customers have a homogeneous experience, regardless of the channel chosen.

•        Optimization of commercial tools. We have simplified day-to-day operations of branch staff, so that they can spend more time meeting customer needs. As part of this initiative, we provided our employees with new features in our customer relationship tool (CRM) that centralizes all the information they need for their daily commercial and financial activities. We have also implemented time-saving tools, which reduce the amount of information and steps required to perform operational tasks.

•        Greater empowerment and incentives for branch staff. We have sought to decentralize the management of branch resources. Branch managers are now responsible for managing the expenses of their branches, and each branch has its own results report. This gives branch employees and managers a higher sense of autonomy and responsibility, as well as the feeling of being part of their own branch's success. Additionally, we have made some adjustments to the compensation structure of branch employees and managers to ensure that the variable components of their compensation depend on the performance of the branch where they work.

•        Culture strengthening. We believe that committed employees make the business sustainable. With that in mind, we have established clear and horizontal communication of senior management with employees, promoting meritocracy and diversity. In line with this practice, Santander Academy encourages our staff to assume a proactive role in their technical training and has been attended by 75% of total employees, who act as internal multipliers. As a result, in 2019, we were recognized for the fourth consecutive year as one of the Best Companies to Work for in Brazil, according to the GPTW (Great Place to Work) survey.

Finally, aligned with the Santander Group’s responsible growth strategy, Santander Brasil has made several public commitments to society, including: (i) having 30% of our leadership positions held by women by 2024 (today women account for 26% of leading roles at Santander Brasil); (ii) having 100% of our operations powered by renewable energy by 2025; and (iii) eradicating single-use plastic consumption at our facilities by 2020. Another equally important component in fulfilling our responsibilities to society is the “Prospera” microcredit program, through which we help Brazilians in low-income communities to prosper by giving them access to credit and financial products, and which contributed to placing us in the top spot among banks on Fortune magazine’s 2019 “Change the World” list. Finally, we were named Company of the Year on Exame Magazine’s diversity ranking, in addition to being recognized as the financial institution with the best inclusion and diversity practices in the country.

Our Business

We provide our 26.3 million active customers as of December 31, 2019 with our complete portfolio of products and services through the following business divisions:

•        Commercial Banking: This includes individuals and companies (except for global corporate customers, managed by our Global Wholesale Banking). Revenue from this segment is rendering of banking and financial products and services to our account holder and non-account holder customers.

•        Global Wholesale Banking: We offer a wide range of national and international tailored financial services and structured solutions for our global corporate customers, principally local and multinational corporations, and it also carries out proprietary trading activities.

We outline below the operating divisions under each of our segments as well as the breakdown of our net interest income and profit before tax by segment:

Commercial Banking	Global Wholesale Banking
1. Retail Banking	1. Santander Corporate & Investment Banking (“SCIB”)
Individuals	2. Proprietary Trading
SMEs
2. Consumer Finance
3. Corporate

	For the Year Ended December 31,
	2019	2018	2017	2019	2018	2017
	Net interest income			Operating profit before tax
	(R$ millions)
Commercial Banking (1)	42,044	39,391	32,392	18,657	12,397	11,220
Global Wholesale Banking	2,277	2,531	2,554	3,616	3,512	3,293
Total	44,321	41,922	34,946	22,273	15,909	14,513

(1)	Profit before tax reported under commercial banking includes the effects of the hedge for investments held abroad (offset in the same amount in the “Income Tax” line). The effect of the hedge for investments held abroad in 2019, 2018 and 2017 amounted to gains of R$1,264 million, gains of R$5,867 million and expenses of R$810 million, respectively.

The following table shows a managerial breakdown of our loans and advances by customer type at the dates indicated:

	As of December 31,			Change between 2018	Change between 2017
	2019	2018	2017	and 2019	and 2018
	(R$ millions)
Individuals	156,177	133,603	107,610	16.9%	24.2%
Consumer Finance	48,421	40,964	33,170	18.2%	23.5%
SMEs	53,119	49,624	46,879	7.0%	5.9%
Corporate(1)	89,539	97,742	100,171	-8.4%	-2.4%
Total Credit Portfolio	347,257	321,933	287,829	7.9%	11.8%

(1)	For purposes of loan portfolio presentation, “corporate” includes companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.

Commercial Banking

1.        Retail

Individuals

We have structured this customer segment as follows:

Private Banking – is responsible for select group of customers with at least R$5.0 million in assets available for investment. In this segment, we offer a complete and tailored portfolio of onshore and offshore financial products and services, investment advice, loans and asset management through a dedicated manager for investments and banking services.

•     Santander Select – is responsible for customers with a monthly income above R$20,000, or a monthly income above R$10,000 and R$30,000 in investments, or more than R$ 300,000 in investments. The offer here consists of a value proposition with differentiated products and services, exclusive service spaces, relationship managers who serve a small number of customers and provide asset management advisory services.

•     Santander Van Gogh – is responsible for customers with a monthly income from R$4,000 to R$10,000, or with investments above R$40,000. Our goal is to understand the needs of our customers at each stage of their life and provide them with financial advice through a multi-channel solution, including financial products and services as well as financial advice.

•     Santander Especial - is responsible for customers who earn up to R$4,000 per month. Our business model offers simple and efficient solutions with an attractive cost benefit to the customer, primarily through electronic channels.

It is worth noting that we also support our Select and Van Gogh customers through our Santander Direct channel. Santander Direct is suited to customers who want more flexible service hours, from 8:00 a.m. to 10:00 p.m., and who prefer using a remote method, such as telephone, e-mail or chat, as well as access to digital channels. This service complements our offering and broadens our capillarity by also catering to regions where we do not have a physical presence.

Small and Medium Enterprises (SMEs)

We serve SMEs under the Santander Negócios e Empresas brand, under the following segmentation:

•	Empresas Núcleos (Core Companies) – is responsible for companies with annual revenues between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of experts for more complex demands and loan managers specializing in risk management. We also provide specialized services to multinational companies and other major corporations in order to meet their specific needs.

•	Empresas Polo (Hub Companies) - is responsible for companies with annual revenues of between R$3 million and R$30 million. We offer these customers a comprehensive range of products and services in a user-friendly interface.

•	Negócios Agência (Branches Business) - is responsible for companies with annual sales of up to R$3 million. We offer these customers a simple banking solution through an integrated account that combines a corporate account with a point of sale (POS) terminal. This arrangement provides our customers with benefits while they use the Getnet terminal in their credit card sales and receipts in a Santander Brasil current account.

•	Empresas MEI (Individual Microentrepreneur) - is responsible for companies with annual revenues up to R$81,000. We offer these customers a simplified and cost-effective option (Santander Conta MEI).

It is worth noting that we also offer an attendance channel, the Negócios Direct (Direct Business), which is responsible for companies with annual revenues of up to R$1 million. We support these clients through a relationship manager who is available during extended service hours and via remote channels, such as telephone, e-mail or chat, as well as access to digital channels that facilitate a customer’s daily life.

2. Consumer Finance

We provide consumer credit to finance motor vehicles, goods and services directly or through intermediate agencies. Santander Financiamentos is our main service channel but we also operate under multiple brands.

The following table sets forth certain key financial and operating data regarding our credit finance for motor vehicles to individuals for the periods indicated:

	As of December 31,			Change between 2018 and	Change between 2017 and
	2019	2018	2017	2019	2018
Consumer finance loan portfolio market share (1) (%)	25.0%	25.4%	24.0%	(0.4) p.p	1.4 p.p

(1)	Source: Brazilian Central Bank.

1.	Corporate

Our corporate customer segment caters to large companies that have annual gross revenues greater than R$200 million (except for our Santander Corporate & Investment Banking customers). We focus on fostering a close relationship with our corporate customers through managers and specialists geographically distributed across Brazil, providing customer-tailored services with a complete portfolio of local and global products (including products from Commercial Banking and SCIB as defined below).

Global Wholesale Banking

1.	Santander Corporate & Investment Banking (SCIB)

SCIB is the global business unit that covers those customers, which, due to their size and complexity, require tailored services or high-value-added wholesale products. In this segment, we provide a wide range of domestic and international financial services to large Brazilian and multinational companies. Our customer portfolio consists of a range of industries, including telecommunications, retail, aviation, real estate and logistics, power, construction and infrastructure, natural resources, food, agribusiness and financial institutions.

Our customers in the SCIB segment benefit from the global structure of services provided by the Santander Group with its worldwide-integrated wholesale banking network and global services solutions, combined with its local market expertise and provision of integrated services.

2.	Proprietary Trading

Our proprietary trading division is responsible for managing our proprietary books and liquidity positions.

Our Portfolio of Products and Services

Payments

1.	Credit and Debit Cards

We operate in the credit and debit card market by issuing these products to our customers (including both account and non-account holders), with the majority of customers being individuals. Our strategy is to offer credit and debit cards compatible with the income level and lifestyle of each of our customers.

We are the exclusive distributors of the AAdvantage® card in Brazil, which is linked to the American Airlines loyalty program, one of the most recognized programs in the market.

We highlight the Crediário, launched in March 2019, which allows our customers to simulate and pay for their purchases in installments directly on a POS device. Merchants receive payments two days after they are effective.

The following table sets forth certain key financial and operating data regarding our credit card business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2018 and	Change between 2017 and
	2019	2018	2017	2019	2018
Credit card portfolio market share(1)	12.9%	13.3%	12.8%	(0.37) p.p	1.2 p.p
Credit card portfolio (R$ billion) (2)	36.1	30.9	25.1	16.8%	23.1%
Total card turnover (R$ billion) (2)	236.4	201.6	168.3	17.3%	19.8%
Credit card turnover (R$ billion) (2)	161.0	137.1	111.9	17.4%	22.5%
Total card transactions (in millions) (2)	2,725.4	2,338.2	1,987.6	16.6%	17.6%
Credit card transactions (in millions) (2)	1,450.9	1,206.1	992.9	20.3%	21.5%
Participation of credit card in the household consumption – Market overview (2) (%)	24.5%	23.1%	21.6%	2.94 p.p	1.4 p.p

(1)	Source: Brazilian Central Bank, as of December, 2018. The data relating to the year ended December 31, 2017 has been revised as a consequence of the restatement of the way to measure the market share data issued by ABECS.

(2)	Source ABECS – “Monitor bandeiras”. In 2018 the methodology began to include all acquirings and for better comparison the 2017 and 2016 values were restated. The data relating to the years ended December 31, 2018 and 2017 has been revised as a consequence of the restatement of the methodology of monitoring issued by ABECS.

2.	Santander Way

SantanderWay an app that allows customers to manage all their Santander Brasil cards through a digital channel and has also become a payment platform, with new features that allow instant transfers peer-to-peer through contact list or QR Code, account sharing between users and payments via QR Code in POS Getnet.

3.	Merchant Acquiring Market | Getnet

Getnet is a technology company that offers physical and digital solutions, to people and businesses. The acquisition of Getnet, which was completed in 2019, gave us more flexibility, and enabled us to create more complete and tailored solutions for our customers, integrating its services with Santander Brasil.

Through Getnet, we are able to offer a wide array of payment solutions to individuals and companies, including: (i) mobile and Wi-Fi point of sale or POS devices; (ii) SuperGet, a mobile POS device that self-employed professionals and small companies can buy or rent from us; (iii) TEF, a solution for establishments with a significant number of transactions, operating in synergy with the establishment’s systems and which offers sales reconciliation through our bank-integrated customer benefits; (iv) Getnet App, which allows its users to track sales details in real time, and anticipate amounts, while also providing business analytics information, such as the best time to make a sale, thus helping business owners better manage their activities based on a richer set of data; (v) Digital POS, a complete solution that can be customized and, when connected to the internet, allows app downloads and the use of integrated management functions; and (vi) Getnet Digital Platform, a tool for all e-commerce environments, with integrated services such as safe boxes, recurrence and anti-fraud systems, which is modeled after the “one-stop shop” concept and provides financial intermediation between a marketplace and its storeowners, as well as several other financial services, such bill generation, and sales conciliation; (vii) Getnet Digital, which is geared towards Small and Medium-sized Enterprises (SME) and allows its users to set up their stores online, in addition to offering a number of services, such as payment platform, alongside visual and fully integrated management.

Getnet also enables us to provide SME customers with a fully integrated offer, including card payment solutions. One of them is “Conta Integrada,” a bundle that combines a current account with an integrated card payment solution, which rewards customers who concentrate their sales on POS devices.

The following table sets forth certain key financial and operating data regarding our merchant acquiring business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2018 and	Change between 2017 and
	2019	2018	2017	2019	2018
	(R$ millions, except as otherwise indicated)
Market share of total turnover(1)	11.3%	12.3%	11.0%	(1.0) p.p.	1.3 p.p.
Debit turnover	80.9	73.4	51.2	10.2%	43.4%
Credit turnover	126.6	114.1	90.9	11.0%	25.5%
Number of debit transactions (thousand)	1,415,089	1,245,269	840,171	13.6%	48.2%
Number of credit transactions (thousand)	1,070,717	893,519	743,263	19.8%	20.2%

(1)	Source: Data for 2019 is based on ABECS Monitor Bandeiras - Acquirers data for the nine-month period ended September 30, 2019. Data for the year ended December 31, 2019 was not available as of the date of this annual report. For comparison purposes, the difference between September 30, 2019 and September 30, 2018 would be: (0.9) p.p

4.	Superdigital

Superdigital is a digital pre-paid solution that allows customers to manage their daily financial activities entirely online through a pre-paid account with a user-friendly interface. As mentioned above, on February 28, 2020, we sold to Superdigital Holding Company, S.L., a company indirectly controlled by Santander Spain, our entire equity interest in Superdigital.

5.	Esfera

Esfera is our loyalty program, which can be accessed through a dedicated website and mobile app. Our loyalty program enables holders of credit cards issued by Santander Brasil to exchange their reward points for many products, services and travel benefits, with exclusive deals and discounts with partners such as Cinépolis, FastShop and Casas Bahia, among others.

6.	BEN Benefícios

BEN is a benefits company that brings greater freedom, purchasing power and quality of life to the people who use them, in addition to delivering an integrated digital experience, as mentioned above in the “Item 4.A—History and development of the Company—Important Events.”

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

Payroll loans are offered through our mobile banking platform and through our branches. Our customers have the possibility of refinancing their payroll loans, as well as choosing from other options to help them manage their debts.

The following table sets forth certain key financial and operating data regarding our payroll loans business as of the dates indicated.

	As of December 31,			Change between 2018 and	Change between 2017 and
	2019	2018	2017	2019	2018
Market share in origination (1)	13.2%	12.2%	12.1%	1.01 p.p	0.1 p.p

Payroll loan portfolio (R$ billion)	43.0	33.8	25.5	27.1%	32.5%

(1)	Source: Brazilian Central Bank, as of December 31, 2019, December 31, 2018 and December 31, 2017, as applicable.

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

To improve practicality for our customers, we have launched our real estate portal, a digital channel that enable customers to obtain mortgages in a 100% digital fashion. We believe we are first bank in Brazil to offer customers the opportunity to obtain a mortgage while only need to be physically present to sign the contract and then return it duly registered. We have established a partnership with the largest real estate portal in Brazil in order to improve our sales network and strengthen our digital presence. In addition, we launched a high-impact marketing campaign, in conjunction with a major retailer in which we offered customers market-leading terms to obtain mortgage financing or transfer their existing mortgage financing to us, while also giving customers the chance to win a refrigerator.

The following table sets forth certain key financial and operating data regarding our mortgage business for the periods indicated.

	As of December 31,			Change between	Change between
	2019	2018	2017	2018 and 2019	2017 and 2018
	(in R$ billions, except percentages)
Mortgage loan portfolio	39.3	36.3	34.8	8.3%	4.3%
Individual sector mortgage loans	37.2	31.4	28.2	18.4%	11.3%
Loan to value(1) – Production (% quarterly average)	62.9%	60.6%	58.6%	2.31 p.p	2 p.p
Loan to value(2) – Portfolio (%)	49.4%	48.7%	46.4%	0.73 p.p	2.3 p.p

(1)	Ratio between loans and the value of the collateral, excluding home equity.

(2)	As of 2017, the LTV guarantee is calculated at market value. In the previous years it was calculated based on the value of the collateral registered in the contract. For better comparison, the 2017 value was restated.

Tailored Products and Services

We have a complete offering of services and products worldwide. In this way, we have a portfolio that ranges from basic to tailor-made and highly complex solutions in the following areas:

•           Global Transaction Banking - which includes the sale and management of local and global transactional banking products, which includes local loans, commercial finance (confirming), transfers of BNDES onlending, trade finance, guarantees, structured loans, cash management solutions and funding from international banks.

•           Global Transactional Services - which is responsible for sales and management of global transactional banking, trade finance, guarantees, structured loans, and funding from international banks;

•           Global Debt Financing - which includes funding and financial advisory services related to projects, origination and distribution of fixed-income securities in the debt capital markets, financing of acquisitions and syndicated loans, other structured financing arrangements, subordinated debt and energy efficiency transactions.

•           Investment Banking - which includes advisory services in mergers and acquisitions and equity capital markets transactions, including initial public offering and follow-on offerings.

•           Equities - which includes stock brokerage and advisory services, equity services for individuals, corporate and financial institutional investors in stocks, derivatives, as well as equity research.

•           Treasury Customers - which is responsible for structuring and offering foreign exchange, derivative and investment products for customers from several segments of Santander Brasil, including institutional investors, corporate and retail customers.

•           Market Making - which is responsible for the pricing of customer deals originated by our sales force from corporate, institutional, private banking and retail segments.

We are one of the leading banks in capital markets and financial advisory services in the Brazilian and international markets as evidenced by the awards we have received, the principal among which are listed in the table below.

Area	Acknowledgments
Global Transaction Banking	1st place in BNDES Disbursements to Large Companies and 4th place in BNDES Disbursements to Small and Medium Enterprises in the first half of 2017, according to the BNDES
Best Trade Bank in Latin America and Deal of the Year Latin America: Seaborn Networks by Global Trade Review in 2016 and 2017
1st place in Trade Finance Bank, according to Febraban

Equities	Ranked as 4th place among Brazilian banks and 6th place among banks in Latin America. Ranked as 1 st place in the Energy & Sanitation and Transportation (Latin America), Education (Brazil) and Strategy (Brazil and Latin America) sectors, and several leading positions in Brazil’s Research rankings by U.S. magazine Institutional Investor in 2017

Santander Corretora was authorized to use B3’s Agro Broker certificates. It now has all B3 qualification certificates

Santander Corretora has ranked 1st place in stock picking since 2012, according to Valor Econômico

Clients Treasury	1st place in the Foreign Exchange Rankings by the Brazilian Central Bank since 2014
Best Treasury in Brazil in 2017, according to Euromoney
Global Debt Financing (GDF)

Financial advisory: 1st place in Latam and Brazil ranking in 3Q19 by Dealogic

LatinFinance 2017 Awards

Best Infrastructure Financing: Brazil

Ventos do Araripe III

2nd place in DCM International – Brazilian Bonds by BondRadar

✓  1st place as Financial Advisor and Structurer (number of projects)

✓  1st place as Financial Advisor for Auctions

(financial volume)

2018:

✓  1st place - Financial Advisor by Volume

✓  1st place - Auction Financial Advisor by Volume

✓  1st place - Arranger by Volume

Customer Solutions

Agribusiness

Agribusiness remains one of our key areas of expansion, and we believe that expanding our agribusiness network further also helps broadening our reach within the Brazilian countryside to areas in which are not present yet. We provide a full range of products and services focused on the agribusiness sector. Our approach to rural producers differs from the approach we take with our other customers as we offer rural producers a specialized relationship, which we believe to be more agile and efficient through a network of physical stores and digital solutions.

The following table sets forth certain key financial and operating data regarding our agribusiness for the periods indicated.

	As of and For the Year Ended December 31,			Change between	Change between
	2019	2018	2017	2018 and 2019	2017 and 2018

Number of agribusiness-focused stores	34	21	14	13	7
Agribusiness loan portfolio (R$ billion)	10.9	11.8	11.5	-7.9%	2.6%

Microfinance

Prospera Santander Microfinance is the largest productive and microcredit-oriented operation among privately owned banks in Brazil, based on market share and portfolio value. It is geared toward supporting formal and informal microentrepreneurs in society with the purpose of generating work and income. With a 100% digitalized service process, in addition to products intended to improve business management skills, we have clients who hire us for services previously not available to them, because they do otherwise have access to financial services, such as property finance, consortium and investment services.

Webmotors

Webmotors is the first and biggest Brazilian technology company focused on automotive purchase and sale solutions for dealers, original equipment manufacturers and private sellers, holding the biggest online automotive classified in Brazil.

Webmotors received over 30 million visits each month and had an average over 450,000 cars listed. Through the Cockpit, a pioneering and disruptive platform for car dealers, which combines solutions for the entire chain described above, we offer the following solutions: business management/performance, buyer profile (CRM), data intelligence, predictive pricing models and market data (AutoGuru). This hub generated positive results, such as a 25% increase in the volume of contracts by sellers and a 15% decrease in the time of these contracts with end-customers. With that, we experienced a 30% growth in the number of dealerships with a high level of engagement with us.

We have also launched “+Fidelidade,” a loyalty program aimed at providing our intermediate customers with a full value offer through a model of incentives to store owners based on their loyalty and relationship level with Grupo Santander Brasil and Webmotors. We have sought to improve customers’ after-sales experience through several functionalities made available on an online portal.

+ Negócios and + Vezes

In 2017 we launched + Negócios, an innovative digital trading platform designed to be simple and intuitive, which enables faster execution of loan simulations, receipt of credit approval and proposal formalization for vehicle, in addition to providing portfolio management reports. In the same year we introduced “+Vezes”, a digital trading platform which allows retailers to offer installment payment options when they sell goods and services.

Cash Management

We offer cash management solutions to corporate customers and SMEs online through our Internet banking and mobile banking services. Our revenues from cash management include fees from the following products which we offer: (i) collections, in which we assist customers in carrying out commercial transactions using printed or online payment slips; (ii) payments, consisting of simple and automatic management of our customers’ accounts payable activities through individual transactions or via electronic file transfer; (iii) payroll, which is intended to facilitate the management of salary and benefits payments to our customers’ employees via an online tool; (iv) collection of values, which consists of the payment of cash values and checks at the customer’s points of sale; and (v) custody, by which we perform the custody, control and deposit of predated checks up to the date of clearing. In addition, other products generate revenue and are structured and tailored to the customer’s operation.

Customer Funding

Our main sources of liquidity are customer funding through deposits and other bank funding instruments. These deposits, combined with equity and other instruments, enable us to meet most of our liquidity and legal reserve requirements.

For further information, see “Item 5. Review and Operating and Financial Outlook—B. Liquidity and Capital Resources—Liquidity and Funding.”

Investments

Our investment process for retail customers seeks to provide qualified guidance and help them to achieve their financial objectives based on four major pillars:

•	Client investment profile - We appraise the situation of our costumer to understand their level of financial culture, investment horizons, liquidity needs and the levels of risk they are willing to assume, among other factors. This analysis is reviewed periodically, according to customer’s needs and local regulations.

•	Investment strategy - Our investment philosophy aims to provide long-term returns through a structured asset allocation process and mitigate market risks from diversification among different asset classes.

•	We define strategic portfolios for each customer profile and build our “Model Portfolio” on monthly basis according to market conditions and trends. This tactical view arises from the Asset Allocation Committee, which consists of economists from ours economics department, Santander Asset Management, our Private Banking unit and our brokerage house (Santander Corretora).

•	Execution and implementation - To assure a successful execution of investment strategy we provide a complete array of financial products, ranging from banking instruments, bonds, stocks, structured notes, investment funds, with an open architecture with selected investment providers, real Estate funds and exchange traded funds, among other capital markets instruments. Our partnership with Zurich Santander completes this offering with a wide range of private pension plans.

•	Follow-up - Our advisory team performs, along with the client, a thorough and frequent revision of their profile, objectives and results, seeking to keep the investments within the established parameters and Model Portfolio’s guidance.

In order to identify possible deviations in the positions from the investment profile, we also rely on automated monitoring systems. These controls warns the costumers of any operations that compromise the suitability of their portfolio and are in line to our commitment to protect our costumer’s interests.

Furthermore, each customer has direct access to its positions through a private access site on the Internet and Mobile App, enabling them to view the evolution of their investment strategies.

Programa Avançar

We also have a non-financial solution aimed at entrepreneurial customers, which we make available a web platform through which SMEs can access content and solutions related to management and innovation, internationalization, team building, and other topics that we believe are relevant to businesses. We see this program as a key component of our offering to Brazilian entrepreneurs.

Service Channels

We offer our financial services and products to our customers through our multichannel distribution network, composed of: (i) physical channels, such as branches, mini-branches and ATMs; (ii) call centers; and (iii) digital channels, such as Internet banking and mobile banking.

Physical Distribution Network

Our distribution network provides integrated financial services and products to our customers. The following table presents our physical distribution network as of the dates indicated.

	As of December 31,
	2019	2018	2017
Branches	2,328	2,283	2,255
Mini-branches	1,512	1,267	1,211
Own ATMs	13,296	13,641	13,522
Shared ATMs	23,780	23,049	21,195

Branch Network

Our branch network offers our customers our entire portfolio of products and services with personal and customized customer service. The table below shows the geographic distribution of our branch network as of the dates indicated.

	As of December 31,
	2019	2018	2017
Northeast	9%	8%	8%
North and Midwest	7%	7%	6%
Southeast	70%	71%	72%
South	13%	13%	13%

PABs (Mini-branches)

We offer daily banking services to our SME and corporate customers and their employees through our PABs (the acronym stands for Postos de Atendimento Bancário in Portuguese) located on their sites, as well as in hospitals and universities. Our PABs are generally exclusive sale points at customers’ sites. The presence of PABs in our customers’ offices strengthens our relationship and builds loyalty with those customers, who benefit from the convenience of conducting their banking transactions at their workplace.

ATMs

We operate an extensive network of 13,296 ATMs, including those located in our branches and Mini-branches. In addition, our customers have access to the “Banco24Horas” network, which operates 23,780 ATM units. Through this network, our customers are able to access their accounts and conduct banking transactions, as well as purchase most of the products and services available in our portfolio.

Call Centers

Our call centers provide active Santander Brasil customers (account and single product holders) with consultation, financial transactions and product hiring services. This important distribution channel has a variety of customer self-service facilities. Our call centers received over 150 million contacts in 2019.

Digital Channels

Our digital channels include Internet banking, mobile banking and other digital solutions intended to provide our customers a convenient manner in which to access the products and services that we offer. We highlight the following key features:

•	OnePay – This service is available through the Santander App and enables customers to transfer funds to foreign countries in various currencies.

• Santander On “Financial control” – This service is also available through Santander App and enables our customers view all of their commitments to us, as well as pending issues with the Brazilian tax authorities (Receita Federal do Brasil), Serasa (a Brazilian credit bureau) and the Brazilian Central Bank and transparency in the credit relationship with Santander Brasil. Its service shows, with easy interface and simple language, credit quality and the use of debt with Santander, allowing income to be updated without the necessity of showing any voucher, as well as relocation of available limits.

The following table provides certain key operating information with regards to our digital channels as of the dates indicated.

For the Year Ended
December 31,
2019	2018	2017
(in millions)

Number of digital customers(1)	13.4	11.4	8.6
Number of digital channel transactions(2)	4,311	4,073	3,699

(1)	We define digital customers as customers who have used at least one of the digital channels made available by Santander Brasil (i.e., mobile banking and internet banking) in the preceding 30 days of year end.

(2)	Refers to transactions carried out through internet banking, mobile banking and other digital platforms. The data relating to the year ended December 31, 2018 has been revised as a consequence of a change in the criteria applicable to digital transactions accounting.

The following table provides an overview of the weight of each key non-physical distribution channel in our overall distribution system.

	For the Year Ended
	December 31,
	2019	2018	2017
	(%)
Internet banking	39.7	46.1	54.0
ATMs	8.9	10.4	14.4
Mobile(1)	39.0	34.5	19.9
Branch	4.1	5.2	5.4
Interactive Voice Response (IVR) (2)	7.4	2.3	2.7
Call Center	0.9	1.4	3.5

(1)	Includes tablet transactions. Data refers to total transactions (account holder and unique product-holder).

(2)	Interactive voice response is an automated telephony system in which a computer interacts with callers (who can use their voice and tones input via a keypad to communicate with the computer), gathers information and routes calls to the appropriate recipient.

In addition to Internet banking and mobile banking, we have digital solutions that play an important role in providing a better digital experience for our customers and potential customers, including:

•	Digital account opening - We have made it possible to open an account with Santander Brasil entirely online.

•	Santander Corretora App - We provide a digital trading platform for our brokerage customers.

•	Autocompara - It allows customers to obtain insurance quotes from six different insurance companies and purchase the best offer through Autocompara’s website.

•	Pi – This is a solution that acts as a digital broker, empowering clients to invest through a simple and intuitive digital platform. It also provides market information and financial education tools. Pi was launched in 2019.

•	Sim – This is a digital credit solution for non-account holders, with competitive conditions and a better experience and usability. It is a complete credit marketplace, which we believe to be transparent and through which we offer financial guidance. Sim was launched in 2019.

•	emDia – This debt renegotiation solution is an evolution of the traditional collection model. It provides a self-service debt management portal to indebted customers and was launched in 2019.

Technology and Infrastructure

Throughout 2019, we accelerated our investments in technology. Our goal was to deliver an innovative and agile bank, being able to face pertinent challenges to our digital transformation with competitiveness and service quality. Through technology, we aimed to boost our efficiency to grow faster.

In 2019, we launched a program to simplify and digitize our sales network and customer support processes by 2022. We have also improved our development and system implementation chain by adopting a more automated, robust and scalable architecture based on micro services and cloud computing as well as by refining our DevSecTestOps practices for application development and infrastructure operations. We have listed below a few initiatives we have delivered this year:

• Corporate Platform: We have redesigned our mobile channel, in order to deliver a simple and safer navigation. We have deployed the QR Code authentication on ATMs, a new chat services platform, registration of favorite contacts for future transactions and digital access to Getnet sales receipt, online access to consolidated receipts within Corporate Internet Banking and payment of municipal, state and federal taxes through bar code, ensuring a more transparent and digital experience to our corporate customers.

•	Santander Way Transformation: We improved our payment platform by launching version 2.0 of the Santander Way App. We believe that the improved layout emphasizes important functionalities, such as ID Santander, NFC (Near Field Communication) and OPC (“Online Purchase Card”), besides many upgrades to ensure an even better customer experience. Additionally, new features were incorporated to the application, allowing customers to receive, send and charge cash: P2P transfers through contact list or QR Code, purchase split with contacts within mobile’s contact list and payments through QR Code scanning on Getnet POS.

•	Investments Platform Evolution – We simplified the customer registration experience on the brokerage platform in order to make it faster and intuitive. We have also increased the number of investment products offered in our investment platform.

• Multicloud: We have executed our Cloud First global strategy, which focuses on providing an Infrastructure as a Service (IaaS and PaaS), supported by a secure integration architecture between Santander’s Datacenter in Brazil and various local public cloud service providers. This infrastructure allows applications to be balanced between internal environment and the public cloud, ensuring greater flexibility and agility for an accelerated implementation of new business structures with the development of modern, digital and continually monitored applications. This transformation adds more robustness and scalability to our technology solutions, increasing the offer and availability of services provided to our customers and then leveraging the growth of our business while keeping high quality and performance standards.

• Business Process Digitization: In order to improve efficiency and productivity, we digitized over seventeen major processes from our asset, transactional services, manufacture and treasury/cards departments, by developing new business rules in our business process management tool. This reduced the total analysis time for each process, paper printing and increased our overall control over the processes.

• Payroll loans: we have made improvements to the product’s digital journeys, in order to make the customer’s interaction more intuitive and decrease the amount of complaints reported to local regulatory agencies. We have launched new preventive credit products in order to support our customer’s doubts clarification and increase the institution’s capital allocation efficiency. Furthermore, we have improved the point of sales designation, making the post sales experience more transparent to our customers and increasing the accuracy of the point of sales goals control.

• Interactive Voice Response (IVR) Transformation: we have deployed a newly humanized interactive voice response, or IVR for contact center and corporate customers support, with conversation mechanisms and a language closer to human language. The IVR can also predict customer’s actions, enabling a better self-service experience and minimizing the need for intervention from human assistants. Additionally, new features were incorporated into the IVR for individual customers, such as identification of defaulting customers and call transfer to the debt collection department so that customers can renegotiate credit products debts.

• Chatbots: we have implemented a modern chatbot platform to develop and evolve new communication solutions with our customers. These solutions take advantage of artificial intelligence and Natural Language Processing (NLU), to allow our customers to solve their needs with the support of chats and virtual assistants, in a practical and digital way.

•	Brazilian General Data Protection Act (Law no. 13,709/2018), or “LGPD”): We have begun taking steps to make our systems comply with the LGPD’s requirements through technical alignment with digital and human channels responsible for meeting holder’s rights, carrying out an assessment to identify the systems that store and use personal identifiable information, adaptation of technical and structural components processes, policies and procedures review.

• Technology lifecycle management and applications portfolio optimization: In 2019, we updated and renewed over nearly 18% of our software applications, avoiding risks of upcoming obsolescence events, which could lead to high unavailability incidents, security, and data breaches as well as long time to recover on service outages. Additionally, we have strongly optimized our software applications portfolio: almost 8% of our software applications were decommissioned in the means of functional consolidation toward fewer software components holding same business products and services.

Secure Bank (Cyber Security and Antifraud)

• Cyber Security: In order to protect our business and our customers against potential sensitive data leaks or confidential data, we have strengthened our infrastructure and capabilities to detect and prevent cyber attacks in 2019. We integrated our cyber security systems and processes at a global level, expanded the use of artificial intelligence to proactively identify behaviors of potential threats, evolved our security operational centers (SOCs) and expanded our data protection and access control levels.

• Antifraud: On the field of fraud prevention, we have enhanced our biometric platform through the deployment of facial recognition solutions to authenticate online inquiries and payments on checking account or Santander Way applications. On the corporate platform, we have developed a new module to monitor malwares installed in computers that access our Internet Banking, preventing our customers to be redirected to fake websites.

Communications and Marketing

We operate under multiple brands. A key aspect of our brand positioning strategy is to endeavor to fulfill our role as a responsible bank, i.e. one that does not just offer products and services, but also encourages its customers to use these responsibly by offering financial education and by seeking to be transparent in all of our actions.

We use and monitor several communication tools in order to achieve our multiple customer portfolio with a unique approach and visual identity. This include not only the traditional media, such as television, but also internet and mobile advertising.

We had over 7.8 million users connected to us across social media (Facebook, Instagram, Twitter, LinkedIn and Youtube) as of December 31, 2019, which enables us to reach significant audiences. We also carried out important television campaigns, which we believe demonstrated our constant search for democratization in access to information and financial services, in addition to maintaining transparency about all of our actions.

Sustainability

Based on a responsible internal management, a consistent risk culture, ethical values as a basis and technology at the service of people and business we seek to support the Brazilian society in its transformation into the Brazil of the 21st century by fostering the economic growth in a resilient and inclusive manner, stimulating the development of human potential and promoting an efficient and strategic use of natural resources.

In Brazil, sustainability governance is based on global guidelines, locally identified commitments and demands, and our local business strategy. Decision-making goes through the Board of Directors, the Sustainability Committee (responsible for clarifications and recommendations to the Board of Directors regarding the development of guidelines related to sustainability), our executive committee and the Sustainability Executive Superintendence

Resilient and Inclusive Economy

Our broad commercial activity allows us to advise and support both from large clients and projects as well as informal entrepreneurs. Thus, our role is to be a facilitator and contribute to the generation of jobs, income, improvement of logistics and infrastructure, in order to contribute to the development of Brazil.

Through this pillar, for example, we seek to financially empower people who are unbanked, underbanked or who may be financially vulnerable by offering access to banking services, products and non-financial initiatives. Regarding financial education, in 2019, we trained approximately 28,000 people. This also included providing in-person training at our branches over the weekend, where volunteers taught over 1,961 people.

In addition, we have specific offers supporting microentrepreneurs and small and medium enterprises such as above mentioned Santander ON and Prospera Santander Microfinanças.

Development of Potentials

Our commitment to the development of potential begins with our employees. We have been ranked as one of the best companies to work for in the Great Place to Work survey since 2016. Guided by our corporate culture and internal policies, we offer opportunities supporting the development and professional growth, in order to build a culture of delivering results, respect, innovation, inclusion and diversity.

We also contribute to the promotion of the rights of children and adolescents. Through Amigo de Valor Program, Santander Brasil, employees and clients directly donate a part of the due income tax to the Funds for the Rights of Children and Adolescents (Fundo dos Direitos da Criança e do Adolescente). In 2019, this program raised funds R$19 million.

Through the Santander Universities Program, we offer initiatives focused on granting national and international scholarships, programs for the development of entrepreneurs and internship and employment programs. On December 31, 2019, about 6,000 scholarships and entrepreneurships were granted with a total investment of about R$27 million.

Efficient and strategic use of the Natural Resource

In 2019, the total amount of environmental financing with Santander Brasil facilitated across Santander Financiamentos, Responsible Agribusiness, Corporate, Retail (Individual and Corporate clients), Project Finance and Santander Corporate and Investment Banking, including Green Bonds, totaled approximately R$13 billion.

In relation to internal environmental management, in 2019, we announced our decision to eliminate the single-use plastic consumption at Santander Brasil, by launching the #Desplastifique program. The implementation plan started with the administrative buildings, in 2019, and will be present in all branches by the end of 2020.

We also intend to have 100% of our operations powered by renewal energy by 2025. In December 2019, approximately 24% of the electricity we consumed was derived from renewable sources.

Socio-Environmental Responsibility Policy

Our Socio-Environmental Responsibility Policy or PRSA meets the requirements of CMN Resolution n° 4.327/14 and SARB Regulation 14 of FEBRABAN. It defines guidelines and consolidates specific policies for socio-environmental practices in business and relationships with certain parties. These practices include socio-environmental opportunities, impacts and risk management related to subjects, such as suitability in granting and using credits, management of suppliers and socio-environmental risk analysis. There is a Senior Group of our PRSA, which consists of our vice-presidents of Risks, Corporate, Human Resources, Finance, and Communication, Marketing, Institutional Relationships and Sustainability, as well as the Agribusiness and the Compliance Officers. This Senior Group is involved in the decision-making related to the PRSA and operates as a connection with our Executive Committee.

Competition and Industry Transformation

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 73.3% of the credit and 68.8% of the deposits available in the country in September 2019, according to the Brazilian Central Bank and the financial statements of the aforementioned banks.

The following table shows the total loans and deposits of the five leading financial institutions in Brazil at the dates indicated:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil	Caixa Economica Federal	Financial System
	December 2019 (R$ billions)
Total loans(1)	352.0	454.0	429.4	621.3	693.7	3,478.5
Total deposits(1)	268.5	367.8	402.1	330.7	433.6	2,621.8

(1)       According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (December 2019).

Insurance Coverage

We maintain insurance policies that we renew annually in order to protect our assets. All of our branches, affiliates and administrative buildings are insured against loss caused by fire, lightning, explosions and other risks. Such coverage establishes reimbursement for the asset replacement value.

In addition, we also maintain the following insurance policies:

•	policies against material and/or bodily damage caused to third parties for which we are held responsible;

•	policies against financial losses due to fraud or employee misconduct, among others;

•	directors’ and officers’ insurance policy for our management against third-party complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings; and

•	policies against hacker attacks and cyber-crimes.

Dependence on Patents, Licenses, Contracts and Processes

The major trademarks we use, including, among others, the “Santander” brand, are owned by Santander Investment Bank. Santander Brasil has a license to use this brand. All trademarks of our business are registered with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial, or “INPI”), the agency responsible for registering trademarks, patents and designs in Brazil, or have been submitted to INPI by us or by the Santander Group. After registration, the owner has exclusive rights of use of the trademark throughout Brazil for a ten-year period that can be successively renewed for equal periods.

As of the date of this annual report, we own 567 trademarks in Brazil, among them, Santander Brasil owns over 100 trademark registrations in Brazil with the remaining owned by other companies of the Santander Group.

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

Principal Regulatory Agencies

CMN

The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. The board of the CMN is composed of the president of the Brazilian Central Bank, the Minister of Planning and the Minister of Finance, who also chairs the Board. Pursuant to the Banking Reform Law, the CMN is the highest regulatory entity within the Brazilian financial system, authorized to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil. In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM.

Brazilian Central Bank

The Brazilian Central Bank is responsible for implementation of the CMN policies related to foreign currency and credit, regulation of Brazilian financial institutions, including as regards the minimum capital and compulsory deposit requirements, disclosure of the transactions carried out by financial institutions, as well as their financial information. The Brazilian Central Bank has committees to address specific issues. COPOM, one of these, has the purpose of adopting measures to fulfill the inflation targets defined by the CMN and establishing monetary policy guidelines. The activity of the COPOM in the control of inflation targets includes the definition of the target for the SELIC Rate (the average rate for daily financing, backed by federal instruments, as assessed under the Special Settlement and Custody System) and publication of reports on the Brazilian economic and financial environment and projections for the inflation rate.

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

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, such limitations and obligations concern the offering of credit, the concentration of risk, investments, operating procedures, loans and other transactions in foreign currency, the administration of third-party funds and micro-credit. The restrictions and requirements for banking activities, established by applicable legislation and regulations, include the following:

•	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In December 2017, the CMN enacted a new rule establishing that all such requests submitted to the Brazilian Central Bank must be approved within 12 months (subject to suspension of the term in some instances);

•	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad registered as permanent assets without prior approval of the Brazilian Central Bank. The corporate purpose of such company shall be complementary or subsidiary to the activities carried out by the financial institution;

•	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, such as capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control. The requests for change of control submitted to the Brazilian Central Bank must be approved within 12 months and requests for changes to organizational documents be approved within three months (in both cases subject to suspension of the term in some instances);

•	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must comply with certain operational limits;

•	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank;

•	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;

•	A Brazilian financial institution belonging to the S1 segment, as is the case of Santander Brasil, cannot lend more than 25% of its Tier 1 Regulatory Capital (patrimônio de referência) to a single person or group and the maximum exposure to concentrated individual clients or group of connected clients of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client would mean, for the purpose of the proposed rule, as any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital);

•	According to the Banking Reform Law, a Brazilian financial institution cannot carry out credit transactions with (i) its controlling shareholders, directors and members of other statutory bodies (fiscal, advisory and other) and their respective spouses and relatives up to second degree, (ii) with the individuals or legal entities that hold a qualified interest (15% of the capital stock) in their capital, (iii) with the legal entities in which they have qualified interest (direct or indirect), (iv) with the legal entities in which they have effective operational control or preponderance in the deliberations, regardless of the equity interest, and (v) with the legal entities with common directors or members of the board of directors. Such prohibition does not apply, subject to limits and conditions established by the CMN through the enactment of Resolution No. 4,693 in October 2018, to: (i) transactions with a counterparty that has an officer

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

•	The total amount of the funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity;

•	Brazilian financial institutions must comply with anti-money laundering and anti-corruption regulations;

•	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management information, as well as their conformity to all applicable regulations;

•	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies;

•	The Banking Reform Law and specific regulations enacted by the CMN provide for the imposition of penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate in certain situations. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank.

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

Basel III

On December 16, 2010, the Basel Committee issued the Basel III framework, which supplements and amends Basel II. Basel III includes higher minimum capital requirements and new conservation and countercyclical buffer capital requirements, revised risk-based capital measures and the introduction of a new leverage ratio and two liquidity standards. As with other Basel directives, the Basel III framework will not be self-effectuating and will be implemented gradually by each country through legislation or regulation to be imposed upon that country’s home banks. Basel III is currently being implemented in Brazil and its implementation is expected to conclude on January 1, 2022, according to the agreed international time frame.

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

On December 29, 2014, the Brazilian Central Bank established that the amount of the Premium Principal Capital was to start at 0.625% of the risk weighted asset ratio as of January 1, 2016, increasing to 1.25% on January 1, 2017, 1.875% on January 1, 2018 and 2.5% on January 1, 2019.

In 2015, the CMN and the Brazilian Central Bank enacted a set of rules which determined that the Premium Principal Capital will be equivalent to the sum of the Capital Conservation Buffer (Adicional de Conservação de Capital Principal), the Countercyclical Buffer (Adicional Contracíclico de Capital Principal), and the Systemic Relevance Premium Principal Capital (Adicional de Importância Sistêmica de Capital Principal). The regulation establishes the minimum requirements and methods to calculate each of them separately. The Conservation Buffer and the Countercyclical Buffer will compose the Premium Principal Capital of all financial institutions and institutions authorized to operate by the

Brazilian Central Bank (except for those expressly waived from complying with Regulatory Capital requirements). The Systemic Relevance Premium Principal Capital will only apply to multiple banks, commercial banks, investment banks and saving banks (caixas econômicas).

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

In 2015, the CMN and the Brazilian Central Bank also issued a set of rules for the implementation in Brazil of the liquidity coverage ratio or “LCR,” a short-term liquidity index. The purpose of the LCR is to demonstrate that financial institutions have sufficient liquid assets to make it through a stress scenario lasting one month. According to the recently enacted rules, the largest Brazilian banks have been required to maintain an LCR of at least 60% since October 2015. This ratio will increase 10% annually until it reaches 100% in 2019. The Brazilian Central Bank also released in 2015 the local methodology for calculating the LCR so as to align the existing rules with the guidelines of the document “Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools” issued by the Bank for International Settlements in January 2013. In January 2017, the Brazilian Central Bank enacted a new rule amending the calculation method and procedures for disclosure of LCR information. The new regulation establishes a new possible stress scenario and for purposes of LCR retail includes spot and forward deposits.

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

In November 2017, the CMN established a minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or “NSFR”) and the Leverage Ratio (Razão de Alavancagem, or “RA”) with which Brazilian financial institutions are required to comply. The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis, or “ASF”) and the Required Stable Funds (Recursos Estáveis Requeridos, or “RSF”) of the financial institution. The financial institutions classified as “segment 1” for purposes of the application of prudential rules, as we are, and must maintain, as from October 1, 2018, a minimum NSFR of 1.00. The RA consists of the ratio between the sum of the principal capital and the supplementary capital divided by the total liabilities of the financial institution as determined pursuant to applicable regulation. The financial institutions classified as “segment 1,” as we are, or “segment 2” for purposes of the application of prudential rules are required to maintain a minimum RA of 3% as from January 1, 2018.

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

On January 29, 2020, the CMN published Resolution No. 4,776, which requires financial institutions categorized as S1, S2 and S3 to publish IFRS financial statements. The requirement is already in force for publicly held financial institutions and financial institutions which are leaders of a prudential conglomerate, and will come into effect for all remaining financial institutions on January 1, 2022.

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

(iv)       Segment 4 comprises institutions with an asset base lower than 0.1% of Brazil’s GDP; and

(v)        Segment 5 comprises institutions with an asset base lower than 0.1% of Brazil’s GDP that applies a simplified optional method for the verification of reference equity’s minimum requirements, except for multiservice banks, commercial banks, investment banks, foreign exchange banks and savings bank.

We have been categorized by the Brazilian Central Bank in segment 1, the highest level for application of regulation for banks in Brazil.

Regulation of Risk and Capital Management Structure

The rules enacted by the CMN and the Brazilian Central Bank provide that risk management must be conducted through an integrated effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but must also control and mitigate the adverse effects caused by the interaction between different risks). The rules set out different structures for risk and capital management, which are applicable for different risk profiles. This means that a financial institution of limited systemic importance can have a simplified structure of management, while institutions of larger complexity have to follow stricter protocols.

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

•       Time Deposits (CDBs). The Brazilian Central Bank imposes a reserve requirement of 31% in relation to time deposits. Financial institutions must deposit an amount equivalent to the surplus of (i) R$3.6 billion for financial institutions with consolidated Tier 1 capital under R$3 billion; (ii) R$2.4 billion for financial institutions with consolidated Tier 1 capital between R$3 billion and R$10 billion; (iii) R$1.2 billion for financial institutions with consolidated Tier 1 capital between R$10 billion and R$15 billion; and (iv) zero for financial institutions with a Regulatory Capital greater than R$15 billion.

Additionally, since Brazilian Central Bank Circular No. 3,943 of May 23, 2019 was enacted, interbank deposits made by leasing companies are excluded from the assessment base of the compulsory reserve requirement for time deposits of financial institutions of the same conglomerate.

•       Demand Deposits. As a general rule, the Brazilian Central Bank imposes a reserve requirement of 21% in relation to demand deposits.

•       Savings Deposits. The Brazilian Central Bank imposes a reserve requirement of 20% in relation to general savings deposits and to rural savings deposits.

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

Centralized Registration and Deposit of Financial Assets and Securities

Law No. 13,476/17 consolidates the provisions on creation of liens over financial assets and securities. CMN Rule No. 4,593/2017, as amended, regulates the registration and deposit of financial instruments and securities by financial institutions as well as the provision of custody services by such institutions.

Resolution 4,734/19 sets out the guidelines applicable to the establishment of liens and encumbrances on credit and debit payment instruments due to credit operations with financial institutions and regulates credit operations guaranteed by receivables from payment arrangements. The amount of receivables perfected into guarantees for a certain credit transaction be reduced, whenever applicable, so that they are limited to the outstanding balance of the transaction or to the maximum limit extended, in the case of an extension of a non-dischargeable credit facility by a financial institution on an absolute and unilateral basis.

Circular 3,952/19, deals in particular with the procedures for the registration of receivables, and requires a convention between market infrastructures to guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure.

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS,” and the current Brazilian Payment and Settlement System (Sistema de Pagamentos Brasileiro or the “SPB”). The Brazilian Central Bank and CVM (in relation to transactions with securities) have the power to regulate and supervise this system. SPB is composed of systems for the clearing of checks, clearing and settlement of debit and credit electronic orders, transfer of funds and other financial assets, clearing and settlement of transactions involving securities, clearing and settlement of transactions carried out in commodities and futures, and others, collectively designated as Financial Market Infrastructures, as well as the payment arrangements and payment institutions.

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

The Brazilian Central Bank also plans to implement an instant payment ecosystem by November 2020, and is taking steps to launch the ecosystem before the scheduled implementation date, such as studying and testing available technologies, establishing parameters and participants of the system. The settlement of the system will be centralized at the Brazilian Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week in all days of the year, the ecosystem has the potential to increase market competitiveness and efficiency; lower costs; and enhance customer experience.

On February 18, 2020, the Brazilian Central Bank published Circular No. 3,985, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos or “SPI”) and the Brazilian Central Bank’s instant payments arrangement. The rule determines that all financial and payment institutions with a license to operate granted by the Central Bank and which have more than 500,000 active client accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the Central Banks instant payments arrangement. Circular No. 3,985 will enter into effect on March 2, 2020.

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

Regulation of the Transfer of Customer Data by Financial Institutions to Database Managers

Brazilian law regulates the formation and consultation of databases with information regarding performance, individuals or legal entities, for the formation of credit history. Resolution No. 4,737 determines that the history of the following operations should be provided: (i) credit operations; (ii) leasing operations; (iii) self-financing operations executed upon consortium groups; and (iv) other operations with characteristics of credit granting; and defines the criteria for the registration of database managers, such as the identification of the natural and legal persons that are part of the control group of the database manager.

Collection of Bank Fees

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

Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and therefore are exempt from the payment of fees. CMN prohibits banks from charging fees for supplying essential services in connection with deposit and savings accounts where customers agree to access and use their accounts by electronic means only (being authorized to charge fees for supplying essential services only when the customer voluntarily elects to obtain personal service at the banks’ branches or customer service locations).

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

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and onlending of funds from the real estate financial system) is governed by the specific provisions found in the laws and regulations relating to such services. The regulation authorizes financial institutions to charge fees for the performance of specific services, provided either that the account holder or user is informed of the conditions for use and payment or that the fee and charging method are defined in the contract.

It is worth pointing out: (i) the prohibition against charging fees in cases of adhesion contract amendments, except in the cases of asset replacement in leasing transactions, early liquidation or amortization, cancellation or termination; (ii) the prohibition against including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (iii) the requirement that subscription to service packages must be through a separate contract; (iv) the requirement that information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (v) the requirement that a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (vi) the requirement that registration fees cannot be cumulatively charged; and (vii) the requirement that overdraft fees can be charged, at most, once over the course of 30 days.

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

Revolving credit for financings of credit card bills may only be extended to customers until the due date of the following credit card bill. After this term, financial institutions offer customers another product with conditions more favorable than the ones typically found in the credit card market. Banks are prohibited from offering this type of credit to customers who have already contracted one revolving credit for financing of credit card bills which were not repaid in a timely manner.

Payment Agents and Payment Arrangements

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

Digitalization of Documents and Record Keeping

Financial institutions and other institutions authorized to operate by the Brazilian Central Bank may keep on their records digital documents instead of physical documents, provided that certain requirements to ensure the documents’ authenticity and validity are met.

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

The Brazilian Anti-Money Laundering Law also created the Financial Intelligence Unit (Unidade de Inteligência Financeira or “UIF”), which operates under the jurisdiction of the Ministry of Finance. The purpose of the UIF is to investigate, examine, identify and impose administrative sanctions in respect of any suspicious occurrences of illicit activities related to money laundering in Brazil.

The UIF is composed of individuals with recognized competence in this area, appointed by the Minister of Finance, all of whom are nominated by each of the following entities: (i) the Brazilian Central Bank; (ii) the CVM; (iii) the SUSEP; (iv) the National Treasury Attorney-General’s Office; (v) the Brazilian Federal Revenue; (vi) the Federal Intelligence Agency; (vii) the Ministry of Foreign Affairs; (viii) the Ministry of Justice; (ix) the Federal Police Department; (x) the Ministry of Social Security; and (xi) the General Comptroller’s Office, one of whom will be the president, which shall be appointed by the President of Brazil on the basis of recommendations by the Minister of Finance.

Financial institutions must maintain specific records of (i) the transactions in cash (deposit, withdrawal, withdrawal by means of a prepaid card or request of provision for withdrawal) so as to enable the identification of a deposit in cash, withdrawal in cash, withdrawal in cash by means of a prepaid card, or request of provision for withdrawal, of (a) an amount equal to or greater than R$100,000.00 or (b) that presents evidence of concealment or dissimulation of the nature, of the origin, of the location, of the disposal, of the movement or of the ownership of assets, rights and valuables; and (ii) the issuances of cashier’s checks, funds electronic transfers (TED) or of any other instrument of transfer of funds upon payment in cash, for an amount equal to or greater than R$100,000.00.

Financial institutions must maintain records of all operations, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of funds. Additionally, the institutions must also keep specific records of (i) transactions in cash with an individual value greater than R$2,000.00; (ii) deposit or cash transactions of an individual value equal to or greater than R$50,000.00; and (iii) withdrawal transactions, including those carried out by check or money order, with an individual value equal to or greater than R$50,000.00.

The regulations also impose an obligation on financial institutions to request that both clients and non-clients a providing a withdrawal request at least three working days in advance for withdrawals (including those carried out by check or money order) in an amount equal to or greater than R$50,000.00.

On January 23, 2020, the Brazilian Central Bank published Circular No. 3,978, which improves the regulation applicable to financial institutions, by expanding the adoption of a risk-based approach and will enter into effect on July 1, 2020. Regulated institutions must carry out specific internal risk assessments in order to identify and measure the risk of using their products and services in the practice of money laundering and terrorist funding.

In connection with the aforementioned change, the Know-Your-Client procedures were also improved and includes the identification, qualification and classification of the customer, compatible with the risk profile, the nature of the relationship with the AML policy and the institution's internal risk assessment, which must be permanently reassessed, according to the evolution of the business relationship and the risk profile of the client. The procedures must also include the verification of the client's (their representatives, family members or close collaborators) condition as a Politically Exposed Individual, as well consider them in the monitoring, selection and analysis of operations and situations with indications of suspected money laundering or terrorist funding.

On December 5, 2019, the CVM issued CVM Instruction No. 617, which establishes a new framework for the prevention of money laundering and the financing of terrorism in the Brazilian securities market. CVM Instruction No. 617 is in line with the practices currently implemented in the principal global securities markets, including with regard to the recommendations of the Financial Action Group against Money Laundering and the Financing of Terrorism (GAFI/FATF), as well as with the duties arising from Brazilian anti-money laundering laws.

Brazilian Anti-Corruption Law

Law No. 12,846/13 of August 1, 2013, or the “Brazilian Anti-Corruption Law” establishes that legal entities will have strict liability regardless of fault or willful misconduct for acts against the public administration carried out in their interest or for their benefit. The Law encompasses not only performance of acts of corruption but also performance of other injurious acts contrary to the Brazilian or foreign public administration.

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

Politically Exposed Individuals

Financial institutions and other institutions authorized by the Brazilian Central Bank to operate must take certain actions and have certain controls in order to establish business relationships with and to follow up on the financial transactions of customers who are deemed to be politically exposed individuals (public agents and their immediate family members, spouses, life partners and stepchildren who occupy or have occupied a relevant public office or position over the past five years in Brazil or other countries, territories and foreign jurisdictions). The internal procedures developed and implemented for this purpose by financial institutions must be structured in such a way as to enable the identification of politically exposed individuals, as well as the origin of the funds involved in the transactions of such customers. One option is to verify the compatibility between the customer’s transactions and the net worth stated in such customer’s file.

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

Data Protection Requirements

The GDPA was published in the Federal Official Gazette on August 15, 2018 and was amended by Law No. 13,853, issued on July 8, 2019 or “Law 13,853/2019”. The GDPA will take effect in August 2020.

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

The GDPA sets out several rules related to data processing such as principles, requirements and duties imposed to data controllers and data processors; rights of data subjects; requirements in connection with cross-border transfers of data; obligation to appoint a data protection officer; data security and data breach notification; corporate governance practices; and the regime for civil liabilities and penalties in case of a breach of the provisions of the GDPA. Penalties include warnings, blocking and erasure of data, public disclosure of the offense and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense.

Moreover, Law 13,853/2019 created the Brazilian National Data Protection Authority, or “ANPD”, which will have powers and responsibilities analogous to the European data protection authorities, exercising a triple role of (i) investigation, comprising the power to issue norms and procedures, deliberate on the interpretation of the GDPA and request information of controllers and processors; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, with the responsibility to disseminate information about and foster knowledge of the GDPA and security measures, fostering standards for services and products that facilitate control of data, and elaborating studies on national and international practices for the protection of personal data and privacy, among others.

The ANPD has been assured technical independence, although it is subordinated to the Presidency of the Republic. It will be composed of five commissioners, to be appointed by the President of Brazil, and advised by a National Council for the Protection of Personal Data and Privacy, composed of 23 unpaid members.

Regulations on Cybersecurity

Financial institutions must follow certain cyber risk management and cloud outsourcing requirements which apply to the design and adaptation of internal controls. Policies and action plans to prevent and respond to cybersecurity incidents must be in place before May 2019, and fully compliant by December 2021. Data location and processing may occur inside or outside Brazil, but access to data stored abroad must be granted at all times to the Brazilian Central Bank for inspection purposes. The contracting of relevant processing services must be communicated to the Brazilian Central Bank within 10 days from the execution of the agreement.

Auditing Requirements

The legislation and regulations issued by the CMN, CVM and B3 determine that the periodic financial statements of financial institutions must be audited by independent auditors (individuals or legal entities) that are registered with CVM and who meet the minimum requirements set forth by the Brazilian Central Bank, and that the financial statements must be presented together with an independent auditor’s report. Our financial statements are audited in accordance with International Standards on Auditing with regard to Brazilian GAAP and also with the standards of the Public Company Accounting Oversight Board with regard to IFRS as issued by the IASB, as required by the SEC. For purposes of the financial statements prepared according to Brazilian GAAP, as from January 2017 all financial institutions and other institutions authorized to operate by the Brazilian Central Bank are required to create provisions for all losses related to financial guarantees issued by them. As result of the auditing work, the independent auditor must prepare the following reports: (i) audit report, issuing an opinion regarding the accounting statements and the respective explanatory notes, including regarding the compliance with financial regulations issued by the CMN and the Brazilian Central Bank; (ii) an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; (iii) a legal and regulatory provisions noncompliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; (iv) a limited assurance report, analyzing Santander Brasil’s Annual and Sustainability Report pursuant to the guidelines and requirements of the Global Reporting Initiative, or “GRI”; and (v) any other reports required by the Brazilian Central Bank, CVM and B3. The reports issued by independent auditors must be available for consultation upon request by the overseeing authorities.

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

The executive office of the financial institution must inform the independent auditor and the audit committee, when established, if any of the above situations occur.

CMN regulation also requires financial institutions and certain other entities holding Regulatory Capital equal to or greater than R$1 billion to create a corporate body designated as the “audit committee”. To obtain more information concerning the audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee.”

Internal Auditing of Financial Institutions

Financial institutions are required to establish and maintain internal audit activities compatible with their operational specifications, so that such internal bodies are able to perform an independent, autonomous and impartial audit of the quality and effectiveness of the institution’s internal systems. Such unit shall be directly controlled by the institution’s board of directors. Internal and external independent auditors are also liable for failures of the financial institution’s internal control mechanisms.

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

Corporate Governance of Financial Institutions

Financial institutions must (i) remit to the Brazilian Central Bank information on the financial institution’s management, controlling group and relevant shareholders, including the obligation to communicate to the regulator any information that may affect the reputation of any such persons; (ii) make available a communication channel allowing employees, contributors, customers, users, associates, or services providers to report anonymously situations indicating illegalities of any nature related to the institution; and (iii) have an internal body responsible for receiving the information and complying with the reporting obligations.

Compliance Policy

Financial institutions must implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution, which is intended to ensure an effective compliance risk management by the institution and may be established at the consolidated enterprise level (conglomerado prudencial). The compliance policy must establish the scope and purpose of the compliance function in the institution, set forth the organizational structure of the compliance function, specify which personnel is allocated to the compliance function, and establish a segregation of roles among personnel in order to avoid conflicts of interest.

The compliance policy must be approved by the board of directors and the regulation also assigns to the board the responsibility to ensure the following: adequate management of the compliance policy throughout the institution, its effectiveness and continued application, its communication to all employees and services providers, as well as the dissemination of the integrity and ethical standards as part of the institution’s culture. The board of directors is also responsible for ensuring the application of measures in case of noncompliance, and for providing the necessary means for the activities related to the compliance functions to be adequately conducted.

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

Investment funds may invest in any type of financial instrument available in the financial and capital markets, including, for example, fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included.

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

As of August 29, 2019, securities brokers and dealers may loan their own securities to their clients as long as they use the funds as collateral for operations in which the institution itself intermediates. The loan transaction consists of the transfer of assets from the institution: (i) to the customer, in conjunction with the transfer of that asset to the clearinghouse or clearing and settlement service provider; or (ii) to the clearinghouse or clearing and settlement service provider on behalf of the customer through powers established in a formal written power of attorney. In either case, the assets or set of assets in question shall return to the positions originally held at the end of the period stipulated in the contract. To offer this new service, securities brokers and dealers must appoint a director responsible for the loan operations under consideration.

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

On October 7, 2019, the Brazilian Central Bank, sent to the President of Brazil a draft bill to change the way in which the Brazilian foreign exchange market (“New Foreign Exchange Bill”). The draft also contains provisions regarding Brazilian capital abroad and foreign capital within Brazil. The initiative aims to modernize, simplify and reduce legal doubts associated with current Brazilian foreign exchange legislation.

The main aspects of the New Foreign Exchange Bill are: (i) ratification, at the legal level, that foreign exchange transactions may be carried out freely (provided such transactions are carried out by entities authorized to operate in this market and subject to applicable rules); (ii) granting of broad powers to the CMN and the Brazilian Central Bank to regulate the foreign exchange market and foreign exchange operations; (iii) expansion of international correspondence activities by Brazilian banks; (iv) possibility of Brazilian financial institutions investing and lending abroad funds that have been raised in Brazil or abroad; (v) the exclusion from its scope of foreign currency purchase and sale operations of up to US$1,000 carried out between individuals on an occasional and non-professional basis; and (vi) the granting of powers to the monetary authorities to establish situations in which the prohibition of the private offset of credits between residents and nonresidents, as well as payments in foreign currency in Brazil, would not apply. As of this date, the Brazilian Congress is still reviewing the proposal and it is not possible to estimate if and when it will be approved, or what changes will be proposed.

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

Following the enactment of Decree No. 10,029, the Brazilian Central Bank published, on January 22, 2020, Circular No.3,977 recognizing as an interest of the Brazilian government the foreign holding of equity or increase in equity interest of financial institutions headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the any acquisition of equity in Brazilian financial institution), as well as the opening of local branches of foreign financial institutions. However, since Santander Brasil had already been granted a specific presidential decree authorizing the foreign interest in its share capital, prior to Decree 10,029/19 being issued it does not affect its operations in Brazil.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2019, CI$1 was equivalent to R$4.88, according to the Brazilian Central Bank.

Luxembourg Banking Regulation

Branches of credit institutions from outside the European Union (“non-EU credit institutions”) must be licensed by the Luxembourg Minister of Finance under the law of 5 April 1993 on the financial sector, as amended, in order to operate in Luxembourg.

We have a branch in Luxembourg with its own staff and representative officers. Our Luxembourg branch is licensed as a Luxembourg branch of a non-EU credit institution and is duly registered with the Luxembourg Trade and Companies’ Registry. The branch, therefore, is duly authorized to carry on banking business in Luxembourg. Its registered offices are at 35F, avenue J.F. Kennedy, 2nd floor, L-

1855 Luxembourg, Grand Duchy of Luxembourg.

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

U.S. Banking Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. More recently, the President of the United States issued an executive order in 2017 that sets forth principles for financial regulatory and reform. In May 2018 the United States Congress passed, and President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”) which, among other things, revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies. EGRRCPA made clear that the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") retains the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Santander Spain.

In October 2019, the federal banking agencies issued final rules (the "Tailoring Rules") that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Santander Spain. As a result, Santander Spain is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations.

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volker Rule”) prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. Banking entities such as Santander Brasil and Santander Spain were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Santander Spain has assessed how the Volcker Rule affects its businesses and subsidiaries, including Santander Brasil, and has brought its activities into compliance. Santander Brasil has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain’s non-U.S. banking organization subsidiaries, including Santander Brasil, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

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

As of October 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide the federal agencies. Santander Brasil will still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities.

In early 2020, the five federal agencies proposed additional amendments to the Volcker Rule related to the restrictions on ownership interests in and relationships with covered funds. Santander Spain will continue to monitor these Volcker Rule-related developments and assess their impact on its operations, including those of Santander Brasil, as necessary.

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

U.S. Sanctions

The Office of Foreign Assets Control (“OFAC”) is responsible for administering economic sanctions imposed against designated foreign countries, governments, individuals and entities pursuant to various Executive Orders, statutes and regulations. OFAC-administered sanctions take many different forms. For example, sanctions may include: (1) restrictions on U.S. persons’ trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on U.S. persons engaging in financial transactions relating to, making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (2) blocking of assets of targeted governments or “specially designated nationals,” by prohibiting transfers of property subject to U.S. jurisdiction, including property in the possession or control of U.S. persons. Blocked assets, such as property and bank deposits, cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. In addition, non-U.S. persons can be liable for “causing” a sanctions violation by a U.S. person or can violate U.S. sanctions by exporting services from the United States to a sanctions target, for example by engaging in transactions with targets of U.S. sanctions denominated in U.S. dollars that clear through U.S. financial institutions (including through U.S. branches or subsidiaries of non-U.S. banks).

Failure to comply with applicable U.S. sanctions could have serious legal and reputational consequences, including significant civil monetary penalties and, in the most severe cases, criminal penalties.

In addition, the U.S. government has implemented various sanctions that target non-U.S. persons, including non-U.S. financial institutions, that engage in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”) that involve Iran, North Korea, Russia, or Hezbollah or other persons designated by the U.S. under the specially Designated Global Terrorist (SDGT) sanctions program. If a non-U.S. financial institution were determined to have engaged in activities targeted by certain secondary U.S. sanctions, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.

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

Amendments to the Administrative Proceedings in the Brazilian National Financial System, the Brazilian Payment System and Capital Markets

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

Opening, Maintenance and Closing of Deposit Accounts

CMN Resolution No. 4,753 provides criteria for the opening, maintenance and closing of deposit accounts. The regulation determines that financial institutions must adopt procedures and controls that allow the verification and validation of the identity and qualification of the account holders and, if applicable, their representatives, as well as the authenticity of the information provided by the client. This information must be kept updated by the financial institution.

The rule also requires financial institutions to ensure, through the procedures and technology used for the opening, maintaining and closing of deposit accounts, the integrity authenticity and confidentiality, as well as the protection against unauthorized access, use, alteration, reproduction and destruction, of the information and the electronic documents used by them during the process.

Issuance of Credit Instruments Electronically

Provisional Measure No. 897 (“MP 897/2019”) among other provisions, (i) created a new credit instrument, the Rural Real Estate Note (Cédula Imobiliária Rural or “CIR”), with the purpose of advancing rural real estate financing by the creation of an instrument specifically designed to that end; (ii) changed the rules governing Bank Deposit Certificates (Certificado de Depósito Bancário or “CDB”), especially regarding their issuance and the transfer of their ownership, by providing among other changes that CDB issued in book-entry form should be transferred by electronic endorsement, exclusively by means of a specific notation in the issuing institution's own electronic system or, when deposited in central depositary, by means of specific notation in the corresponding electronic system; and (iii) authorized that customary credit instruments such as the Agricultural Certificate of Deposit (Certificado de Depósito do Agronegócio - CDA), the Agricultural Warrant (Warrant Agropecuário - WA), the Real Estate Credit Certificate (Certificado de Crédito Imobiliário - CCI), the Bank Credit Note (Cédula de Crédito Bancário - CCB), the Rural Credit Note (Cédula de Crédito Rural - CCR) , the Rural Promissory Note (Nota Promissória Rural - NPR), the Rural Trade Bill (Duplicata Rural - DR), may be issued in book-entry form through the electronic bookkeeping system held at a financial institution or other entity authorized by the Central Bank to perform electronic bookkeeping activity.

Guidelines for Implementation of Open Banking in Brazil

The Brazilian Central Bank announced the initial guidelines for open banking regulation in Brazil through Notice No. 33,455 on April 25, 2019. Open Banking consists in the sharing of data and payment solutions by financial institutions and other authorized entities, upon customer’s authorization and via integration of information systems. Brazilian Central Bank has looked at open banking as an important tool for innovation in the financial market, making the banking industry more efficient and competitive.

The Brazilian open banking model will comprise financial institutions, payment institutions and other Brazilian Central Bank-licensed entities by making it possible to share, in a phased-in approach, (i) data on products and services, (ii) customer record data, and (iii) customer transaction data. Open banking will eventually cover the provision of payment services. The criteria and specifications of each phase will be specified by the Brazilian Central Bank on specific regulation and self-regulation yet to be issued. Within this context, Brazilian Central Bank-licensed entities opting to join the open banking ecosystem must share the information listed above with other participating institutions. At its inception the open banking model will only be compulsory for financial institutions belonging to prudential conglomerates in segments S1 and S2. With regard to customer data, customer authorization will always be required.

On November 28, 2019, the Brazilian Central Bank launched Public Consultation No. 73/2019, which ended on January 21, 2020, which disclosed the draft resolution to implement Open Banking in Brazil to the public, so as to collect comments and suggestions on the proposed resolution. Among other topics, the draft resolution deals with the duties and responsibilities of participants and the minimum requirements for the operationalization of the system. According to the draft, financial institutions and prudential conglomerates belonging to the S1 and S2 segments, as is the case of Santander Brasil, are required to participate in Open Banking.

Regulatory Sandbox

On November 28, 2019, the Brazilian Central Bank published Public Consultation No. 72/2019, which ended on January 31, 2020, regarding the Controlled Testing Environment for Financial Innovations (“Sandbox”) which is intended to enable institutions test innovative financial and payment projects for a specified period. The draft resolution released by the Brazilian Central Bank establishes the applicable conditions for the implementation of the Sandbox, among which are the specific rules for the first cycle of tests, such as duration and number of participants, required documentation, criteria for the classification of institutions and the schedule for registration, selection and authorization processes of such entities. The Public Consultation is set to end on January 31, 2019, and as of this date, the Brazilian Central Bank is yet to receive contributions from various market agents, which will result in alterations on the proposed draft.

Limitations on overdraft-secured checks

On November 27, 2019, the CMN issued Resolution No. 4,765 or “Resolution No. 4,765/2019”, providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs. The new rule limits the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$ 500.00; and (ii) 0.25% for the opening of credit facilities larger than R$500.00, calculated with the amount of the facility that exceeds R$500.00. It also limits interest rates over the overdraft-secured check to up to 8% per month, to which must be added a discount of the overdraft fees already charged monthly by the financial institution. If the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile.

Resolution No. 4,765/2019 has come into force on January 6, 2020, for agreements executed after the referred date, will come into force on June 1, 2020, for agreements executed prior to such date. Regarding the 8% limitation above, the rule applies to all contracts from January 6, 2020, regardless of the date the applicable contract was entered into.

On February 6, 2020, the Brazilian Central Bank issued Circular No. 3,981, which deals with the new information regarding overdraft facilities that must be highlighted in the statement of the checking accounts held by natural persons or MEIs. Circular No. 3,981 will enter into effect on June 1, 2020.

Automatic debit of banking accounts

On December 19, 2018, CMN issued Resolution No. 4,771, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. The new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client, and provides for the procedures for the authorization and cancellation of automatic debit payments. The new rule will come into force on May 1st, 2020.

Taxation

Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$240,000 per year and the CSLL is calculated at a rate of 15.0% for financial institutions (until February, 2020) and 9.0% for companies, after adjustments determined by the tax legislation.

Constitutional amendment No. 103/2019 increased the CSLL tax rate for financial institutions from 15.0% to 20.0% from March 1, 2020.

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

On December 30, 2016, Complementary Law n° 157/2016 was enacted. This new legislation establishes a minimum rate of 2.0% for these types of taxes, no reductions or deductions being permitted. This Law provides that the following services are subject to ISS in the municipality in which the service taker is located: (i) card management, including POS services, that may be paid to the municipality where the corresponding POS device has been registered; (ii) leasing; (iii) fund management; and (iv) consortium.

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

Since the ISS is a municipal tax, the rule must be regulated by each municipality in order to be enforceable. This new rule is only applicable to triggering events occurring from 2018 onwards, when the municipal regulations to the Complementary Law n° 157 come into force.

On March 23, 2018, the Brazilian Supreme Court suspended the application of the Complementary Law n° 157. It is still suspended. Although, the Congress is discussing a Complementary law proposition to centralize ISS tax collection, in order to tackle Complementary Law n° 157 suspension while making tax collection easier.

PIS and COFINS Tax Rates

PIS and COFINS are social contributions due on financial revenues and commissions, net of financial expenses, which are payable by financial institutions. The rate is 0.65% for PIS and 4% for COFINS. They are levied cumulatively on an accrual basis, and collected monthly.

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
		0% on transactions with equity securities and certain debt securities, such as debentures and real estate receivables and agribusiness receivables (CRI/CRA).
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
		0% on the assignment of securities to permit the issuance of Depositary Receipts abroad.
Transactions relating to derivatives	25.0%	Although the maximum rate is 25%, it has been reduced to zero at this moment.
Insurance transactions entered into by insurance companies	25%	2.38% for health insurance.
		0.38% for life insurance.
		7.38% for other types of insurance.
Foreign exchange transactions(2)	25%	0.38% (general rule).
		6.38% on credit card transactions as from April 27, 2011.
		6.38% on withdrawals abroad using

Transaction(1)	Maximum Legal Rate	Current Rate
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
0% for exchange transactions for the inflow and outflow of funds invested by foreign investors, including by means of simultaneous foreign exchange transactions, in certificates of deposit of securities, known as Brazilian Depositary Receipts.
0% for simultaneous exchange transactions, for the inflow of funds by

Transaction(1)	Maximum Legal Rate	Current Rate
foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges, as from May 2, 2016.
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

Common Reporting Standard

On December 28, 2016, Normative Ruling n° 1,680 was enacted, introducing the Common Reporting Standard in Brazil. The Common Reporting Standard provides for certain account reporting obligations similar to those existing under FATCA. It was created in the context of the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, which is aimed at reducing tax avoidance. Normative Ruling n° 1,680 applies to legal entities required to present the e-Financeira pursuant to Normative Ruling n° 1,571, dated July 2, 2016.

On the same date, the Normative Ruling n° 1,681 was enacted providing for the obligation to annually deliver the “Country to Country Statement,” an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service, or “RFB” as a measure to expand information exchange and improve the level of international tax transparency. This new regulation should not have any impact on Santander Brasil, since, as it is controlled by a legal entity resident in Spain, it is not required by the Brazilian regulation to present such statement.

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

New Income Tax Bylaw (RIR/18)

Decree 9,580/18, published in November, 2018, revoked and replaced RIR/99 (Decree 3,000/99).

The new RIR/18 consolidates rules regarding Income Tax published until December 31st, 2016.

It includes several rule changes which occurred over time, such as transfer pricing and thin capitalization rules, financial products’ taxation and corporate income tax changes brought by Law 12973/2014, listed below:

•	Tax effects connected to IFRS;

•	Transitional Tax Regime (RTT) revocation, which was implemented in order to neutralize temporarily the effects related to IFRS until Law 12,973 was enacted;

•	Equity-method company valuation, including new provision to tax treatment on goodwill or the discount paid on these entities investments;

•	Tax regimen applicable to profits, dividends and interests on equity by Brazilian companies;

•	Creation of new tax regimen regarding foreign controlled companies (CFC rules) e its effects on taxation arising from the profits earned abroad by these companies; and

•	A new PIS/COFINS calculation basis for financial institutions, including income from essential activity.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

(a)       Santander UK holds accounts for two customers, with the first customer holding one GBP Savings Account and one GBP Current Account, and the second customer holding one GBP Savings Account. Both customers, who are resident in the UK, are currently designated by the US under the SDGT sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander S.A.

(b)       During the period covered by this annual report, Santander UK held one savings account with a balance of £1.24, and one current account with a balance of £1,884.53 for another customer resident in the UK who is currently designated by the US under the SDGT sanctions program. The customer relationship pre-dates the designations of the customer under these sanctions. The United Nations and European Union removed this customer from their equivalent sanctions lists in 2008. Santander UK determined to put a block on these accounts and the accounts were subsequently closed on 14 January 2019. Revenues and profits generated by Santander UK on these accounts in the year ended 31 December 2019 were negligible relative to the overall profits of Banco Santander S.A.

(c)       Santander UK holds two frozen current accounts for two UK nationals who are designated by the US under the SDGT sanctions program. The accounts held by each customer have been frozen since their designation and have remained frozen through 2019. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2019.

(d)       The Santander Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

(e)       During the period covered by this annual report, Santander Brasil held one current account with a balance of R$100.0 for a customer resident in Brazil who is currently designated by the U.S. under the SDGT sanctions program. The customer relationship pre-dates the designation of the customer under these sanctions. Santander Brasil determined to terminate the account even prior to the customer being formally designated under the SDGT sanctions program on September 10, 2019, and the account was subsequently closed on October 9, 2019. Revenues and profits generated by Santander Brasil on this account in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander S.A.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2019, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The selected statistical information set forth below includes information at and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information-A. Selected Financial Data.”

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

	For the Year Ended December 31,
	2019			2018			2017
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest
Income
Cash and balances with the Brazilian Central Bank	48,670	3,828	7.9%	81,018	5,096	6.3%	105,301	5,954	5.7%
Loans and amounts due from credit institutions	101,981	3,844	3.8%	56,093	2,978	5.3%	23,460	5,107	21.8%
Loans and advances to customers	323,180	50,406	15.6%	304,633	46,471	15.3%	277,797	44,507	16.0%
Debt instruments	178,811	13,528	7.6%	164,111	13,629	8.3%	146,822	13,457	9.2%
Other interest – earning assets	-	1,235	-	-	2,304	-	-	2,393	-
Total interest – earning assets	652,642	72,841	11.2%	605,855	70,478	11.6%	553,380	71,418	12.9%
Equity instruments	1,464	19	1.3%	1,213	33	2.7%	1,871	83	4.4%
Investments in associates	1,060	-	-	963	-	-	987	-	-
Total earning assets	655,166	72,860	11.1%	608,031	70,511	11.6%	556,238	71,501	12.9%
Cash and balances with the Brazilian Central Bank	4,538	-	-	4,351	-	-	4,569	-	-
Loans and amounts due from credit institutions	2,258	-	-	1,676	-	-	2,455	-	-
Impairment losses	(22,528)	-	-	(21,056)	-	-	(18,169)	-	-
Other assets	56,912	-	-	56,276	-	-	55,648	-	-
Tangible assets	9,091	-	-	6,414	-	-	6,484	-	-
Intangible assets	30,070	-	-	29,839	-	-	30,286	-	-
Total average assets	735,507	72,860	9.9%	685,531	70,511	10.3%	637,511	71,501	11.2%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	100,473	4,866	4.8%	95,217	5,367	5.6%	81,797	3,783	4.6%

Customer deposits	303,741	14,966	4.9%	285,694	13,577	4.8%	244,364	19,491	8.0%
Marketable debt securities	76,194	5,138	6.7%	71,525	4,607	6.4%	82,055	7,901	9.6%
Subordinated debts	10,779	660	6.1%	10,952	630	5.8%	8,599	548	6.4%
Other interest-bearing liabilities	-	2,890	-	-	4,376	-	-	4,749	-
Total interest-bearing liabilities	491,187	28,520	5.8%	463,388	28,557	6.2%	416,815	36,472	8.8%
Noninterest bearing demand deposits	14,612	-	-	11,127	-	-	16,394	-	-
Other liabilities	133,255	-	-	121,198	-	-	115,689	-	-
Non-controlling interests	617	-	-	555	-	-	745	-	-
Stockholders’ Equity	95,836	-	-	89,263	-	-	87,868	-	-
Total average liabilities and equity	735,507	28,520	3.9%	685,531	28,557	4.2%	637,511	36,472	5.7%

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2019, compared to the year ended December 31, 2018, and for the year ended December 31, 2018 compared to the year ended December 31, 2017. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Years Ended 2019/2018			For the Years Ended 2018/2017
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	(2,348)	1,080	(1,268)	(1,477)	619	(858)
Loans and amounts due from credit institutions	1,915	(1,049)	866	3,624	(5,753)	(2,129)
Loans and advances to customers	2,876	1,059	3,935	4,162	(2,198)	1,964
Debt instruments	1,166	(1,267)	(101)	1,502	(1,330)	172
Other interest-earning assets	(1,069)	-	(1,069)	(89)	-	(89)
Total interest-earning assets	2,540	(177)	2,363	7,722	(8,662)	(940)
Equity Instruments	6	(20)	(14)	(24)	(26)	(50)
Total earning assets	2,546	(197)	2,349	7,698	(8,688)	(990)
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	285	(786)	(501)	679	905	1,584
Customer deposits	878	511	1,389	2,903	(8,817)	(5,914)
Marketable debt securities	309	222	531	(920)	(2,374)	(3,294)
Subordinated liabilities	(10)	40	30	139	(57)	82
Other interest-bearing liabilities	(1,486)	-	(1,486)	(80)	-	(80)

Total interest-bearing liabilities	(24)	(13)	(37)	2,721	(10,343)	(7,622)

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2019	2018	2017
	(in millions of R$, except percentages)
Average total interest – earning assets	652,642	605,855	553,380
Interest and dividends on equity securities(1)	72,860	70,511	71,501
Net interest income	44,340	41,954	35,029
Gross yield(2)	11.2%	11.6%	12.9%
Net yield(3)	6.8%	6.9%	6.3%
Yield spread(4)	5.3%	5.4%	4.0%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.

(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).

(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”

(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets.”

(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the Year Ended December 31,
	2019	2018	2017
ROA: Return on average total assets	2.3%	1.9%	1.4%
ROE: Return on average stockholders’ equity	17.4%	14.3%	10.4%
ROE (adjusted) (1)	24.6%	21.0%	15.4%
Average stockholders’ equity as a percentage of average total assets	13.0%	13.0%	13.8%
Payout(2)	65.8%	52.5%	70.7%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’

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

	For the Year Ended December 31,
	2019	2018	2017
Cash and balances with the Brazilian Central Bank	7.5%	13.4%	19.0%
Loans and amounts due from credit institutions	15.6%	9.3%	4.2%
Loans and advances to customers	49.5%	50.3%	50.2%
Debt instruments	27.4%	27.0%	26.5%
Total interest-earning assets	100%	100%	100%

Loans and Amounts Due from Credit Institutions

For further information about Loans and Amounts Due from Credit Institutions, see note “5 – Loans and amounts due from credit institutions” to our consolidated financial statements included in “Item 18. Financial Statements” of this annual report.

Investment Securities

As of December 31, 2019 and 2018, the book value of investment securities was R$176 billion and R$177 billion, respectively (representing 23% of our total assets as of such dates). Brazilian government securities totaled R$136 billion, or 77.3% and R$117 billion, or 66.0% of our investment securities as of December 31, 2019 and 2018, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2019	2018	2017
	(in millions of R$)
Debt securities
Government securities—Brazil	135,848	116,531	122,362
Debentures and promissory notes	13,875	10,556	12,097
Other debt securities	23,609	48,346	14,626
Total domestic/debt securities	173,332	175,433	149,086

Equity securities
Shares of Brazilian companies	665	783	389
Shares of foreign companies	-	2	5
Investment fund units and shares	1,693	320	1,235
Total equity securities	2,358	1,106	1,629
Total investment securities	175,690	176,539	150,715

As of December 31, 2019 and 2018, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 1% of our stockholders’ equity, other than the Brazilian government securities, which represented 140% and 127%, respectively of our stockholders’ equity. As of December 31, 2019 and 2018, the total value of our debt securities was approximately 179% and 191%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowance) as of December 31, 2019. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in R$ millions)
Debt securities
Government securities—Brazil	20,263	90,716	20,476	8,775	135,848
Other debt securities	-	25,031	8,071	-	37,484
Total debt investment securities	20,263	115,747	28,547	8,775	173,332

The average rate for debt investment securities is 7.6%.

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, as of the dates indicated.

	As of December 31,
	2019		2018		2017
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank (1)	4,878	15,250	16,651	15,065	18,144	15,981
Debt instruments	164,447	8,885	166,743	8,690	137,420	11,666
Loans and amounts due from credit institutions, gross (1)	107,694	1,553	79,166	454	65,279	-
Loans and advances to customers, gross	326,421	20,835	304,031	17,902	269,126	18,703
Equity Instruments	2,358	-	1,106	-	1,624	6
Total assets	605,798	46,523	567,697	42,111	491,593	46,356
Liabilities
Financial Liabilities at Amortized cost:
Deposits from the Brazilian Central Bank and Deposits from credit institutions	58,283	40,988	74,160	24,863	56,563	22,812
Customer deposits	336,515	-	304,198	-	276,042	-
Marketable debt securities	64,987	8,715	70,109	4,517	68,335	1,912
Subordinated debts	-	-	9,886	-	519	-
Debt instruments eligible to compose capital	-	10,176	-	9,780	8,435	-
Other financial liabilities	60,885	-	51,729	-	44,261	-
Total liabilities	520,670	59,879	510,082	39,160	454,155	24,724

(1)	In the fiscal year ended December 31, 2019, the balances related to compulsory deposits were reclassified from cash and reserves at the Brazilian Central Bank to the item Loans and other amounts with credit institutions for better presentation and, consequently, the respective comparative balances also have been reclassified.

Loan Portfolio

As of December 31, 2019, our total loans and advances to customers were R$347 billion (45.6% of our total assets). Net impairment losses, loans and advances to customers were R$327 billion as of December 31, 2019 (42.9% of our total assets). In addition to loans, we had outstanding as of December

31, 2019, 2018, 2017, 2016 and 2015, R$125.9 billion, R$122.7 billion, R$106.9 billion, R$91.2 billion and R$91.9 billion respectively, of loan commitments drawable by third parties.

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

We have a diversified loan portfolio with no specific concentration exceeding 10% of our total loans. Furthermore, currently, 1.01% of our loan portfolio is allocated to our largest debtor and 6.79% to our next 10 largest debtors.

For further information about Loans breakdown and Maturity see note “9 – Loans and advances to clients” sections “a - Breakdown” and “b – Detail” in “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2019.

	Fixed and variable rate loans with maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Fixed rate	155,506	84	91,283	77	11,972	28	258,761	75
Variable rate	30,691	16	26,558	23	31,247	72	88,496	25
Total	186,197	100	117,841	100	43,218	100	347,256	100

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

		As of December 31,
	2019		2018		2017
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Spain	2,589	0.3	1,984	0.3	1,217	0.2
United States	9,081	1.2	3,721	0.5	3,304	0.5
Netherlands	2,355	0,3	1,531	0.2	3,853	0.6
United Kingdom()	158	0.0	1,003	0.1	6,508	1.0

Other OECD countries(2)	218	0.0	16,264	2.4	1,072	0.1
Total OECD	14,401	1.9	24,503	3.6	15,954	2.5
Non-OECD countries
Latin American countries(2)	189	0.0	1,382	0.2	314	-
Cayman Islands	467	0.1	3,528	0.5	(8,304)	(1.3)
Other(2)	483	0.1	2,397	0.3	100	-
Total non-OECD	1,139	0.1	7,307	1.1	(7,890)	(1.3)
Total	15,540	2.0	31,810	4.6	8,064	1.2

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 1.2% of our total assets.

The following table presents the amounts of our cross-border outstandings as of December 31, 2019, 2018 and 2017 by type of borrower where outstandings in the borrower’s country exceeded 1.2% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2017
United States	-	3,168	20	115	3,303
Netherlands	-	-	3,853	-	3,853
Austria	-	-	280	(5)	275
United Kingdom	-	5	247	6,256	6,508
Cayman Islands	5,656	-	1,485	(15,445)	(8,304)
Total	5,656	3,172	5,885	(9,079)	5,634
2018
United States	-	3,569	23	130	3,722
Netherlands	-	-	1,531	-	1,531
Austria	-	-	197	(4)	193
United Kingdom	-	1	38	964	1,003
Cayman Islands	3,541	1,987	3,685	(5,685)	3,528
Total	3,541	5,557	5,474	(4,595)	9,977
2019
United States	-	8,710	55	316	9,081
Netherlands	-	-	2,355	-	2,355
Austria	-	-	127	(2)	125
United Kingdom	-	-	7	151	158
Cayman Islands	469	263	488	(752)	467
Total	469	8,973	3,030	(287)	12.185

Non-current assets held for sale

For further information, see note “10 - Non-current assets held for sale” in “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

For further information, see note “16 – Deposits from the Brazilian Central Bank and Deposits from Credit Institutions” and “17 – Client deposits” in “Financial Statements” in “Item 18. Financial

Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U.S.$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2019
	Domestic	International
	(in millions of R$)
Under 3 months	216,896	-
3 to 6 months	62,672	-
6 to 12 months	62,671	-
Over 12 months	93,547	-
Total	435,786	-

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2019		2018		2017
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
As of December 31	123,941	5.00%	99,379	7.34%	97,421	8.33%
Average during the period (1)	100,473	4.84%	102,051	9.67%	98,567	10.63%
Maximum month-end balance	123,941		113,691		119,007
Total short-term borrowings at year end	123,941		99,379		97,421

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further discussion of movements in the allowances for impairment losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2019, 2018 and 2017—Results of Operations—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2019	2018	2017	2016	2015
	(in millions of R$)
Balance at beginning of year	22,969	18,262	18,191	15,412	13,563
Initial adoption of IFRS 9	-	2,461	-	-	-
Balance adjusted	22,969	20,723	18,191	15,412	13,563
Impairment losses charged to income for the year	14,361	13,540	13,493	14,383	13,723
Write-off of impaired balances against recorded impairment allowance	(14,705)	(11,294)	(13,422)	(11,605)	(11,874)
Balance at end of year	22,625	22,969	18,262	18,191	15,412
Of which:
Loans and advances to customers	20,557	20,242	15,409	16,435	15,233
Loans and amounts due from credit institutions	14	14	69	201	179

Provision for Debt Instruments	2,055	2,714	2,784	1,555	144
Recoveries of loans previously charged off(1)	991	827	1,154	994	757

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
	(in millions of R$)
Recoveries of loans previously charged off(1)	991	827	1,154	994	757
Commercial and industrial	481	345	413	563	294
Real estate – construction	47	103	210	103	86
Installment loans to individuals	456	370	521	314	348
Lease finance	8	9	10	14	29
Impairment losses charged to income for the year(1)	14,361	13,540	13,492	14,383	13,723
Commercial and industrial	2,377	3,620	5,499	6,523	6,634
Real estate – construction	95	193	471	369	91
Installment loans to individuals	11,866	9,708	7,461	7,617	6,766
Lease finance	23	19	61	(125)	232
Write-off of impaired balances against recorded impairment allowance	(14,705)	(11,294)	(13,422)	(11,605)	(11,874)
Commercial and industrial	(4,101)	(3,981)	(5,716)	(4,553)	(4,953)
Real estate – construction	(93)	(191)	(342)	(190)	(77)
Installment loans to individuals	(10,462)	(7,100)	(7,312)	(6,811)	(6,622)
Lease finance	(49)	(22)	(52)	(51)	(222)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2019	% of Total Loans	2018	% of Total Loans	2017	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	7,836	35	10,792	47	10,338	56.6
Real estate – construction	355	2	358	2	493	2.7
Installment loans to individuals	14,409	64	11,768	51	7,374	40.4
Lease financing	25	0	51	0	56	0.3
Total	22,625	100	22,969	100.0	18,261	100.0

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

As of
December 31,
	2019	2018	2017
(in millions of R$)
Internal Risk Rating

Low	257,133	240,440	226,098
Medium-low	56,549	50,486	33,635
Medium	11,755	11,967	10,423
Medium-high	8,513	7,722	8,215
High	13,307	11,318	9,457
Loans and advances to customers, gross	347,257	321,933	287,829

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2019 amounted to R$15 billion, compared to R$14 billion for the same period in 2018, an increase of R$1,966 million or 14.5%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The renegotiation portfolio was covered by allowances for impairment losses of 48.5% as of December 31, 2019 and 53.9% as of December 31, 2018. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	2019	2018	2017
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	5,141	5,949	6,086
Real Estate	-	-	1
Installment loans to individuals	10,102	7,492	6,047
Financial leasing	239	75	79
Total	15,482	13,516	12,213
Allowances for impairment losses	7,501	7,279	6,596
Coverage ratio	48.45%	53.85%	54.0%

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

Impaired Assets

The following table shows our impaired assets.

As of December 31,
	2019	2018	2017	2016	2015
(in millions of R$, except percentages)
Impaired assets

Past due and other impaired assets(1)	23,426	22,426	19,145	18,887	18,599
Impaired assets as a percentage of total loans	6.7%	7.0%	6.7%	7.0%	7.0%
Net loan charge-offs as a percentage of total loans	4.3%	3.5%	4.7%	4.3%	4.4%
Net loan charge-offs as a percentage of average total loans	5.3%	3.8%	4.8%	4.5%	4.5%

(1)	Includes as of December 31, 2019, R$2,788 million of doubtful loans (R$3,754 million in 2018, R$5,439 million in 2017, R$5,576 million in 2016 and R$5,549 million in 2015) that were not past-due.

Evolution of Impaired Assets

Our impaired assets increased by 4.5%, or R$1,000 million, to R$23,426 million as of December 31, 2019, compared to R$22,426 million as of December 31, 2018. Provisions for impairment losses, including total recoveries of loans previously charged off, decreased 1.5%, or R$344 million, to R$22,626 million as of December 31, 2019, compared to R$22,969 million as of December 31, 2018. Offsetting these effects were recoveries of R$991 million on loans previously written off as of December 31, 2019 and R$ 827 million as of December 31, 2018.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2019	2018	2017	2016	2015
	(in millions of R$)
Balance at beginning of year	22,426	19,145	18,887	18,599	14,011
Initial Adoption of IFRS9 (1)	-	703	-	-	-
Adjusted Balance	22,426	19,848	18,887	18,599	14,011
Net additions	16,001	13,872	13,679	11,893	16,462
Write-offs	(15,001)	(11,294)	(13,422)	(11,605)	(11,874)
Balance at end of year	23,426	22,426	19,145	18,887	18,599

(1)	Further information, see Financial Statements notes 1 and 9.

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2019, better options to restructure debts collaborated to maintain the “net additions” relatively at the same level.

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers at the dates indicated:

	As of December 31,
	2019	2018
	(in millions of R$)
Commercial and industrial	10,073	11,832
Real estate – construction	827	1,036
Installment loans to individuals	12,497	9,499
Lease financing	29	59
Total	23,426	22,426

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$10,073 million as of December 31, 2019, a decrease of R$1,759 million, or 15%, compared to R$11,832 million as of December 31, 2018. The decrease in impaired assets in this portfolio was primarily due to the measures that Santander Brasil put in place to manage impaired assets, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts or asset disposal.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$827 million on December 31, 2019, a decrease of R$209 million, or 20.2%, compared to R$1,036 million as of December 31, 2018. The decrease was primarily due to change on macroeconomic conditions lead to reduction on the interest rates on real estate portfolio in Brazil.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$12,497 million as of December 31, 2019, with an increase of R$2,998 million, or 31.6%, compared to 2018. This increase was a consequence of the recurrent growth the portfolio and the weak macroeconomic conditions related to the portfolio in Brazil, such as unemployment rate and degree of income commitment.

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$29 million on December 31, 2019, a decrease of R$30 million compared to December 31, 2018.

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

The expected loss measurement is made through the following factors:

•	Exposure at Default (EAD): is the amount of a transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications to the payment schedule.

•	Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay the principal and / or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as PD - life time (Stage 2 and 3), which considers the probability that the transaction between in default between the balance sheet date and the residual maturity date of the transaction. The standard requires that future information relevant to the estimation of these parameters should be considered.

•	Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigants associated with each financial asset,

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

Loans Past Due for Less Than 90 Days but Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2019	% of total	2018	% of total
	(in millions of R$, except percentages)
Commercial and industrial	3,517	15.4	4,424	19.8
Mortgage loans	5,782	25.3	4,527	20.2
Installment loans to individuals	13,489	59.1	13,256	59.2
Lease financing	24	0.1	168	0.8
Total (*)	22,812	100.0	22,375	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our Credit risk exposure portfolio increased by R$27.4 billion to R$391.6 billion as of December 31, 2019, compared to R$364.2 billion as of December 31, 2018. Our impaired assets increased by approximately R$1 billion in the same period, from R$22.4 billion to R$23.4 billion. The default rate decreased by 20 basis points in 2019 in comparison to 2018, explained in part by the growth of the portfolio and measures that Santander Brasil put in place to manage impaired assets.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2019	2018	2017	2016	2015
	(in millions of R$ except percentages)
Loans and advances to customers, gross	347,257	321,933	287,829	268,438	267,266
Impaired assets	23,426	22,426	19,145	18,887	18,599
Provisions for impairment losses	22,626	22,969	18,262	18,191	15,412
Credit risk exposure Non-GAAP – customers (1)	391,569	364,194	330,474	301,703	310,877
Ratios
Impaired assets to credit risk exposure	6.0%	6.2%	5.8%	6.3%	6.0%
Coverage ratio (2)	96.6%	102.4%	95.4%	96.3%	82.9%
Impairment losses	(13,370)	(12,713)	(12,338)	(13,389)	(12,966)
Gains (losses) due to derecognition of financial assets measured at amortized cost (3)	-	-	-	88	(524)
Impairment losses on financial assets (net) (4)	(13,370)	(12,713)	(12,338)	(13,301)	(13,490)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$347 billion as of December 31, 2019 and guarantees and documentary credits amounting to R$44 billion as of December 31, 2019. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to the registration of losses of a permanent character in the realization value of bonds and securities classified as “securities available for sale” currently accounted for in “earnings on financial assets (net).”

(4)	As of December 31, 2019 impairment losses on financial assets (net) included R$2,055 million relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2014 through 2019:

4C.	Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V., or “Sterrebeeck”, and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of December 31, 2019, Santander Spain held, directly and indirectly, 89.5% of our voting stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

As of December 31, 2019, Santander Spain was the largest bank in the euro zone by market capitalization, with a market capitalization of approximately €61,986 million. As of December 31, 2019, Santander Spain’s attributable profit totaled €6,515 million, 17% lower than the previous year, and the total shareholder remuneration on account of the earnings for the 2019 financial year is €0.23 per share (subject to the approval by the 2020 annual shareholders’ meeting). The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products. In Latin America, the Santander Group has majority shareholdings in financial institutions in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay. As of December 31, 2019, Santander Brasil contributed 28% of the profit attributable to the Santander Group.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS:

Activity	Country of Incorporation	Ownership Interest

Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Banco Bandepe S.A.	Bank	Brazil	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos S.A.)	Credit Recovery Services	Brazil	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Holding	Brazil	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.(1)	Payment Institution	Brazil	100.00%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%
Santander Brasil, EFC	Financial	Spain	100.00%
Santander Holding Imobiliária S.A. (current name of Webcasas S.A.)	Holding	Brazil	100.00%
Santander Brasil Tecnologia S.A.	Technology	Brazil	100.00%
Rojo Entretenimento S.A.	Other Activities	Brazil	94.60%
BEN Benefícios e Serviços S.A.	Other Activities	Brazil	100.00%
Esfera Fidelidade S.A.	Other Activities	Brazil	100.00%
Super Pagamentos e Administração de Meios Eletrônicos S.A.(2).	Other Activities	Brazil	100.00%
Banco Olé Consignado S.A. (current name of Banco Bonsucesso Consignado S.A.)(3).	Bank	Brazil	60.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos S.A.)
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	Credit Recovery Services	Brazil	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.)	Asset Management	Brazil	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Savings and annuities	Brazil	100.00%
Evidence Previdência S.A.	Social Securities	Brazil	100.00%
Controlled by Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Auttar HUT Processamento de Dados Ltda.	Other Activities	Brazil	100.00%
Toque Fale Serviços de Telemarketing Ltda.	Other Activities	Brazil	100.00%
Controlled by Aymoré Crédito, Financiamento e Investimento S.A.
Banco PSA Finance Brasil S.A. (6)	Bank	Brazil	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.)	Bank	Brazil	50.00%
Controlled by Banco Olé Consignado
Crediperto Promotora de Vendas e Cobrança Ltda.	Other Activities	Brazil	100.00%

Olé Tecnologia Ltda.	Other Activities	Brazil	100.00%
Controlled by Santander Leasing S.A. Arrendamento Mercantil
Pi Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil)	Leasing	Brazil	100.00%
Consolidated Investment Funds
Santander FIC FI Contract I Referenciado DI	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	Brazil	(a)
Santander Paraty QIF PLC (5)	Investment Fund	Brazil	(a)
Santander FI Hedge Strategies Fund (5)	Investment Fund	Brazil	(a)
BRL V - Fundo de Investimento Imobiliário-FII (4)	Real Estate Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	Brazil	(a)

(a)	Company to which we are exposed, or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 - Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.

(1)	In May 2016, Super received approval from the Brazilian Central Bank to operate as a payment institution.

(2)	On February 28, 2020, we sold to Superdigital Holding Company, S.L., a company indirectly controlled by Santander Spain, our entire equity interest in Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Superdigital”). We received consideration of R$ 270 million for our interest in Superdigital. As a result, we are no longer a shareholder of Superdigital.

(3)	On December 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A. (holding company whose single asset are the shares representing 40% of the corporate capital of Banco Olé) have entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon transferring Bosan’s shares to Santander Brasil and the payment to the sellers of the total price of R$1,608,772,783.47. As a result, Santander Brasil became, directly and indirectly, the holder of all shares issued by Banco Olé.

(4)	This fund was established and became consolidated from August 2016. It is a structure in which Santander Brasil is the creditor of certain debts guaranteed by real estate. The real estate provided as guarantee was converted into capital contributions to the fund. Simultaneously with this, the shares in the fund were transferred to Santander Brasil.

(5)	Santander Brasil, through its subsidiaries, holds the risks and benefits of Santander Paraty QIF PLC and the sub-fund Santander FI Hedge Strategies Fund, both of which are based in Ireland and since August 2016 are fully consolidated into Santander Brasil’s financial statements. Santander Paraty QIF PLC does not hold any investments itself, acting instead through Santander FI Hedge Strategies Fund.

(6)	Investment acquired on August 1, 2016.

4D.	Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 405 properties for the activities of our banking network and rent 2,130 properties for the same purpose. Furthermore, in 2014, we opened and concluded the migration of our operation to the new data center located in Campinas, which also is an owned property. For further information about the location of our branches, see “—Item 4. Information on the Company—B. Business Overview—Distribution Network.” Our headquarters are located at Av. Presidente Juscelino Kubitschek, 2,041 and 2,235 Block A, Vila Olímpia, São Paulo, State of São Paulo, Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

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

	For the year ended December 31,
	2019	2018	2017
GDP growth (1)	1.2%	1.1%	1.0%
CDI rate (2)	6.0%	6.4%	9.9%
TJLP (3)	5.6%	7.0%	7.0%
SELIC rate (4)	4.5%	6.5%	7.00%
Increase (decrease) in real rate against the U.S. dollar	4.0%	17.1%	-16.5%
Selling exchange rate (at period end) R$ per U.S.$1.00	4.03	3.87	3.31
Average exchange rate R$ per U.S.$1.00 (5)	3.94	3.65	3.19
Inflation (IGP-M) (6)	7.3%	7.6%	-0.5%
Inflation (IPCA) (7)	4.3%	3.8%	2.9%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	Revised series. Source: IBGE.

(2)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI” is the average daily interbank deposit rate in Brazil (at the end of each month and annually). This is the average rate for the given year.

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)	The benchmark interest rate payable to holders of some securities, such as treasury financial letters, issued by the Brazilian government and traded on the SELIC rate at the end of the applicable period.

(5)	Average of the selling exchange rate for the business days during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomic concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Central Bank has been reducing interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, and 4.50% as of December 31, 2019.

Presidential elections were held in Brazil in October 2018. The resolution of the political and economic crisis in Brazil depends on the approval of reforms that are expected to be promoted by the President of Brazil. The economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses could increase.

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

The following table presents the low, high, average and period-end SELIC rate since 2015, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2015	11.75	14.25	13.58	14.25
2016	13.75	14.25	14.15	13.75
2017	7.00	13.75	9.83	7.00
2018	6.50	7.00	6.75	6.50
2019	4.50	6.50	6.13	4.50
2020 (through March 5, 2020)	4.25	4.50	4.38	-

(1)	Highest month-end rate.

(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2019, a 100 basis point increase in the yield curve would have resulted in R$334 million decline in the net interest income over a one-year period.

Credit Volume and Quality in Brazil

Our annual growth of outstanding credit of 6.7%, a ratio of nonperforming loans to individuals increased to 4.2% and a decrease of the household debt burden to 21.2%. In 2016, outstanding credit contracted 3.5% in nominal terms, but delinquency continued to fall: the ratio of nonperforming loans to individuals reached 6.1%. Subsequently, in 2017, 2018 and 2019, the ratio of nonperforming loans to individuals reached 5.3%, 4.8% and 5.0%, respectively.

The total outstanding credit to GDP increased from 34.7% in December 2007 to 49.7% in December 2016, and fell to 47.1% in 2017. The ratio increased to 47.3% in 2018 and climbed to 47.8% in 2019.

2019	2018	2017

	(in billions of R$)
Total Credit Outstanding (*)	3,471	3,261	3,064
Earmarked credit	1,465	1,500	1,511
Non-earmarked based credit	2,006	1,761	1,553
of which:
Corporate	905	814	705
Individuals (retail)	1,101	948	847

(*)	Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2019, we recorded foreign exchange expenses of R$2,789 million, foreign exchange expenses of R$2,806 million in 2018 and foreign exchange revenues R$605 million in 2017. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. During 2016, the real appreciated 17% against the U.S. dollar as a result of improved macroeconomic conditions in Brazil. On December 31, 2016, the exchange rate was R$3.26 per U.S.$1.00. In 2017 the real remained relatively stable against the U.S. dollar, with a small depreciation of 1.5% to R$3.31 per U.S.$1.00 as of December 31, 2017. The real depreciated further against the U.S. dollar throughout 2018, with a depreciation of 17%. On December 31, 2018, the exchange rate was R$3.87 per U.S.$1.00. In 2019 and through to the date of this annual report, the real has depreciated against the U.S. dollar. As of December 31, 2019, the exchange rate was R$4.03 per U.S.$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which have led to decreases in interest rates, limited Brazilian companies’ access to foreign financial markets and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, inflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency accounts, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Inflation

In recent years, inflation has been oscillating around the target, which is set by the CMN. From 2005 to 2018, the targeted level was 4.5%, with a tolerance interval of 2.0 percentage points that prevailed until 2016 – since then the tolerance band has been narrowed to 1.5 percentage point. In addition, the targeted set for 2019 by the CMN was lowered to 4.25% and additional 0.25 percentage point decreases have already been defined for the targets until 2022 (4.00% for 2020, 3.75% for 2021 and 3.50% for 2022).

Between 2012 and 2014, inflation ranged from 5.8% to 6.4%, i.e., it was close to the top of the fluctuation range in the Brazilian Central Bank’s inflation targeting range. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, the inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%. In 2017, inflation fell substantially as a result of the consistent efforts of the Brazilian Central Bank to reduce the inflation rate, ending the year at 2.95% (12-month accumulated rate). As a result, the Brazilian Central Bank was required to send a letter to the CMN explaining the reasons for not meeting the target in which the Brazilian Central Bank explained that it expected that the monetary easing undertaken in 2018would make the actual inflation rate converge toward the target. In 2018 the inflation increased to 3.75%, thus reinforcing the efficiency of the monetary policy in the country. In 2019 and through to the date of this annual report, inflation reached 3.3% in 12-month accumulated terms.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2019, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$443 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.” For example, considering the amounts in 2019, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$93 million and R$76 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2019	As of December 31, 2018	Form of Required Reserve	Yield
Demand deposits
Rural credit loans (1)	30.00%	30.00%	Loans	Cap rate: 7.0% p.a.
Microcredit loans (2)	2.00%	2.00%	Loans	Cap rate: 2.0% p.m.
Reserve requirements (4)	21.00%	21.00%	Cash	Zero
Additional reserve requirements	0.00%	0.00%	Cash	SELIC
Free funding (3)	47.00%	47.00%

Savings accounts
Mortgage loans	65%	65%	Loans	TR + 12.0% p.a.
Reserve requirements (4)	20.00%	20.00%	Cash	TR + 70.0% of the target SELIC
Additional reserve requirements	0.00%	0.00%	Cash	SELIC
Free funding (3)	15.00%	15.00%

Time deposits
Reserve requirements (4)	31%	33%	Cash	SELIC

In cash or other instruments	0.00%	0.00%	Cash or other instruments	SELIC for Cash
In cash	0.00%	0.00%	Cash	SELIC
Additional reserve requirements	0.00%	0.00%	Cash	SELIC
Free funding(3)	69.00%	67.00%

(1)	Rural credits are credits granted to farmers in the amount of R$12.9 billion and R$11.8 billion on December 31, 2019 and December 31, 2018, respectively.

(2)	Microcredit is a credit granted to very small businesses, with an open position of R$1.2 billion and R$642.0 million on December 31, 2019 and December 31, 2018, respectively.

(3)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

(4)	According to Circular No. 3,823 of the CMN, the Brazilian Central Bank replaced the reserve requirement deduction of time deposits and demand deposits by a fixed amount, based on total deductions as of January 20, 2017. From 2020, no deductions will be allowed. No deductions are allowed to meet reserve requirements for saving accounts.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulation —Taxation.”

Hedging in Foreign Investments

We operate two foreign branches, one in the Cayman Islands, and another one in Luxemburg, and have a subsidiary named Santander Brasil Establecimiento Financiero de Credito, EFC, or “Santander EFC” (an independent wholly-owned subsidiary in Spain) which are used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments are non-taxable or non-deductible. This tax treatment results in volatility of the income tax line item in our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses dependent on any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements as of and for the year ended December 31, 2019.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2019, 2018 and 2017, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

	2019	2018	2017
	(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	4.8%	5.1%	8.3%
Discount rate(3)	12.5%	13.6%	14.6%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)	The growth rate is calculated based on a real growth rate of 1% p.a. plus annual long-term inflation in 2019.

(3)	The discount rate is calculated based on the capital asset pricing model. The discount rate before tax is 17,78% in 2019, 19.33% in 2018 and 20.42% in 2017.

(*)	The recoverability test was performed during the second half of 2017. Goodwill is tested for impairment at the end of each reportable period or whenever there is any indication of a potential impairment.

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

Other Factors Affecting the Comparability of Our Results of Operations

Acquisition of residual equity stake in Getnet

On December 19, 2018, the minority shareholders of Getnet Put Option, pursuant to the applicable Share Purchase Agreement, or SPA. On the exercise date of the Put Option, we entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% Getnet’s share capital, for an amount of R$1.431 billion. The acquisition transaction was approved by the Brazilian Central Bank on February 18, 2019 and settled on February 25, 2019, and we became the holders of 100% of Getnet’s shares.

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

Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, Santander Brasil incorporated BEN Beneficios. BEN Beneficios is engaged in create, supply and administer various types of vouchers and tickets used for the provision of employee benefits (such as for meals, transportation and cultural events) in the form of printed electronic and magnetic cards. The company began its operations in the second quarter of 2019.

Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., one of our indirect subsidiaries, was converted into a securities brokerage and changed its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process was approved by the Brazilian Central Bank on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. changed its corporate name to PI Distribuidora de Títulos e Valores Mobiliários S.A.. On January 22, 2019 it received approval for the aforementioned name change from the Brazilian Central Bank. The company begun its operations in March 2019.

Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A. Companies

On February 19 and 28, 2018, respectively, we purchased all shares issued by Isban Brasil from Ingenería de Software Bancário, S.L., and all shares issued by Produban Serviços de Informática from Produban Servicios Informáticos Generales, S.L., for R$61,078 thousand and R$42,731 thousand, respectively. While all parties to these transactions are ultimately controlled by Santander Spain, the transactions were conducted on an arm’s length basis. On February 28, 2018, Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática changed its corporate name to Santander Brasil Tecnologia S.A

Sale of equity interest in BW Guirapá I S.A.

On December 22, 2017, Santander Corretora de Seguros, Cia. de Ferro Ligas da Bahia – Ferbasa S.A. and Brazil Wind S.A. entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Cia. de Ferro Ligas da Bahia – Ferbasa S.A. The transaction also encompassed the seven wind farms organized as special purpose companies held by BW I. The base consideration paid was R$414 million, and an additional amount of up to R$35 million may be paid if certain contractual targets are met. The transaction closed on April 2, 2018.

Formation of Santander Auto S.A.

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership through the creation of a new insurance company called Santander Auto S.A., or “Santander Auto”. Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto will focus on offering motor insurance policies through a 100% digital platform. The transaction closed on October 9, 2018 for the amount of R$15 million when the documentation to form Santander Auto S.A. was executed. On January 9, 2019, SUSEP granted Santander Auto the regulatory authorization to operate. Santander Auto began its operation on August 2019.

Acquisition of equity stake in the Returns Entities

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Atual Companhia Securitizadora de Créditos Financeiros or “Atual”, acquired a direct equity interest in Return Credit Management, and an indirect equity interest in Return Asset corresponding to 70% of Return Entities’ share capital.

On October 16, 2019, Atual informed the remaining shareholders of its decision to exercise the call option for the shares representing the remaining 30% the Return Entities’s total voting capital owned by them, for a value of approximately R$17 million. The transaction was completed on November 1, 2019. As a result of this transaction, Atual currently owns 100% of the Return Entities’ issued and outstanding share capital.

Joined Certain Tax Payment Plans

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

On April 14, 2017, the definitive documents were signed by the shareholders. At the extraordinary shareholders’ meeting held on October 5, 2017, a capital increase in an amount of R$285,205 thousand was approved as a result of which CIB’s capital stock increased from R$65,823 thousand to R$351,028 thousand. The company began its activities in 2019.

Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, our wholly-owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Capital, for the incorporation of (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company, in order to provide, respectively, auto finance and insurance brokerage services, as well as products to consumers and Hyundai dealerships in Brazil. Aymoré CFI holds a 50% equity stake in Banco Hyundai Capital Brasil S.A. while Hyundai Capital holds the remaining 50% equity interest. On February 21, 2019, the Brazilian Central Bank granted to Banco Hyundai Capital Brasil S.A. the authorization to operate as a banking entity. Banco Hyundai Capital Brasil S.A. began its operations in the first half of 2019. On April 30, 2019, the Brazilian Central Bank granted the authorization to the formation of the insurance brokerage company, which was incorporated on July 2, 2019. The company began its operations on November 2019.

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

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and the principal accounting policies are described in Note 2 - Accounting policies and method of measurement to our audited consolidated financial statements. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies.

Fair Value of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

For further information, see notes “5 - Loans and amounts due from credit institutions”; “6 - Debt instruments”; “7 - Equity instruments”; “8 - Derivative financial instruments and Short positions”; “9 - Loans and advances to clients”; “26 - Other Comprehensive Income”; and “30 - Fair value of financial assets and liabilities” in “Item 18. Financial Statements,”.

Impairment Losses on Financial Assets

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

For further information, see notes “5 - Loans and amounts due from credit institutions”; “6 - Debt instruments”; “7 - Equity instruments”; “8 - Derivative financial instruments and Short positions”; and “9 - Loans and advances to clients” in “Item 18. Financial Statements,”.

Impairment

Certain assets, such as intangible assets, including goodwill, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review.

We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable.

For further information, see notes “13 - Intangible assets - Goodwill” and “24 - Tax assets and liabilities” in “Item 18. Financial Statements”.

Post-employment Benefit Plan

The post-employment benefits plans include the following obligations undertaken by us: (i) to supplement the public social security system benefits, and (ii) medical assistance in the event of retirement, permanent disability or death for eligible employees and their direct beneficiaries.

For further information, see notes “22 - Provisions for pensions and similar obligations” in “Item 18. Financial Statements”.

New Accounting Pronouncements

The new accounting standards which will come into force after December 31, 2019 are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note “1 - Introduction, basis of presentation of the consolidated financial statements and other information” to our audited consolidated financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2019 were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

Executive Summary – Santander Brasil Results at a glance

Total Income amounted to R$58,769 million in 2019, an increase of 18.7% in comparison with the year ended December 31, 2018, reflecting the good performance of our business lines. Excluding the effects of the hedge for investment abroad, our total income would have amounted to R$60,033 million in the year, an increase of 8.4% compared to the same period of the previous year. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non- GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures”.

Consolidated Profit for 2019 totaled R$16.6 million, in the year ended December 31, 2019, 29.9% increase over the year ended December 31, 2018, as a result of an increase in net interest income and net fees and commissions as well as lower losses in gains/losses on financial assets and liabilities (net) and exchange differences (net).

 Loan Portfolio to customers amounted R$347 billion as of December 2019, an increase of 7.9% compared to December 31, 2018, mainly due to an increase in loans to individuals and consumer finance portfolio.

Credit Quality remains at reasonable levels and support our growth. Impaired assets to credit risk ratio was 6.0% for the year ended December 31, 2019, a 0.1 p.p. decrease as compared the previous year. Coverage ratio was 96.6% in the year ended December 31, 2019, a 5.8 p.p. decrease to 102.4% the year ended December 31, 2018. Basel Capital adequacy ratio was 15.04% in the year ended December 31, 2019, a decrease of 0.02% compared to the year ended December 31, 2018.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 8.1% to R$436 billion in 2019.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31,
				% Change	% Change
	2019	2018	2017
				2019/2018	2018/2017
	(in millions of R$, except percentages)
Net interest income	44,321	41,921	34,946	5.7	20.0
Income from equity instruments	19	33	83	(42.0)	(60.8)
Income from companies accounted for by the equity method	149	66	72	126.6	(8.4)
Net fee and commission income	15,713	14,132	12,722	11.2	11.1
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(326)	(5,589)	1,574	(94.2)	(455.1)
Other operating income (expenses)	(1,108)	(1,056)	(672)	4.9	57.1
Total income	58,769	49,507	48,725	18.7	1.6
Administrative expenses	(16,942)	(16,792)	(16,121)	0.9	4.2
Depreciation and amortization	(2,392)	(1,740)	(1,662)	37.5	4.7
Provisions (net)	(3,682)	(2,000)	(3,309)	84.1	(39.6)
Impairment losses on financial assets (net)	(13,370)	(12,713)	(12,338)	5.2	3.0
Impairment losses on other assets (net)	(131)	(508)	(457)	(74.1)	11.3
Other nonfinancial gain (losses)	20	156	(324)	(86.9)	(148.2)
Operating profit before tax	22,273	15,910	14,514	40.0	9.6
Income tax	(5,642)	(3,110)	(5,376)	81.4	(42.2)
Consolidated profit for the year	16,631	12,800	9,138	29.9	40.1

Our consolidated profit for the year ended December 31, 2019 was R$16,631 million, an increase of R$3,832 million, or 29.9%, as compared to our consolidated profit of R$12,800 million for the year ended December 31, 2018 as a result of:

(i)	an increase of R$2,400 million in net interest income mainly due to the growth in our loan portfolio driven by our commercial banking segment;

(ii)	an increase of R$1,581 million in net fees and commission, primarily as a result of an increase of R$722 million in revenues from credit and debit cards, an increase of R$417 million in revenues from sale of insurance and premium bonds, an increase of R$295 million in revenues from capital markets and an increase of R$138 million in revenues from current account services. These increases were explained for the expansion of our customer base, greater loyalty and higher transactionality.

Our consolidated profit for the year ended December 31, 2018 was R$12,800 million, an increase of R$3,662 million, or 40.1%, as compared to our consolidated profit of R$9,138 million for the year ended December 31, 2017 as a result of:

(i)       an increase of R$6,975 million in net interest income mostly driven by growth in our loan portfolio driven by our commercial banking segment;

(ii)       an increase of R$1,410 million in net fees and commissions, primarily as a result of: (a) an increase of R$571 million in revenues from credit and debit cards; (b) an increase of R$370 million in revenues from current account services; and (c) an increase of R$354 million in revenues from insurance and premium bonds. These increases were in turn due to an 11.6% increase in our total active customer base and a 24.8% increase in the number of loyal customers; and

(iii) a decrease of R$7,163 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), both of which include the effects of the hedge for investment held abroad.

Net Interest Income

Net interest income for the year ended December 31, 2019 was R$44,321 million, a 5.7% or R$2,400 million increase from R$41,921 million for the year ended December 31, 2018. This increase was mainly explained by a 7.9% increase in the volume of our credit portfolio, driven by individuals and consumer finance.

Average total earning assets in 2019 were R$655.2 billion, a 7.8% or R$47.1 billion increase from R$608.0 billion in 2018. The principal drivers were an increase of R$45.9 billion, or 81.8%, in the average of loans and amounts due from credit institutions, a R$18.5 billion increase in average of loans and advance to customers and a R$14.7 billion increase in average of debit instruments, which were partially offset by a R$32.3 billion decrease in average of cash on balances with the Brazilian Central Bank. Net yield (the net interest income divided by average earning assets) was 6.8% in 2019 compared to 6.9% in 2018, an decrease of 0.1 p.p.

Average total interest-bearing liabilities in 2019 were R$491.2 billion, a 6.0% or R$27.8 billion increase from R$463.4 billion in 2018. The main drivers of this growth were an increase of R$18.0 billion in customer deposits, an increase of R$5.3 billion in deposits from the Brazilian Central Bank and deposits from credit institutions and an increase of R$4.7 billion in marketable debt securities.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.3% in 2019 as compared to 5.4% in 2018, mainly due to a decrease in the cost of funding, associated with the overall reduction in Brazil’s interest rate from 6.50% in 2018 to 4.5% in 2019.

Net interest income for the year ended December 31, 2018 was R$41,921 million, a 20.0% or

R$6,975 million increase from R$34,946 million for the year ended December 31, 2017. This increase was mainly due to an 11.6% increase in the volume of our credit portfolio which was primarily concentrated in our commercial banking segment, and which was partially offset a decrease in our revenues from deposits as a result of the interest rate being lower in the fiscal year ended December 31, 2018 than the fiscal year ended December 31, 2017.

Average total earning assets in 2018 were R$608.0 billion, a 9.3% or R$51.8 billion increase from R$556.2 billion in 2017. The principal drivers were an increase of R$32.6 billion increase in the average of loans and amounts due to credit institutions, a R$26.8 billion, or 9.7%, in the average of loans and advances to customers, a R$17.3 billion increase in average of debt instruments , which were partially offset by a R$ 24.3 billion decrease in average of cash on balances with the Brazilian Central Bank. Net yield (the net interest income divided by average earning assets) was 6.9% in 2018 compared to 6.4% in 2017, an increase of 0.5 p.p.

Average total interest-bearing liabilities in 2018 were R$463.4 billion, an 11.2% or R$46.6 billion increase from R$416.8 billion in 2017. The main drivers of this growth were an increase of R$41.3 billion in customer deposits, an increase of R$13.4 billion in deposits from the Brazilian Central Bank and deposits from credit institutions and an increase of R$2.4 billion in subordinated debts, which were offset by a decrease of R$10.5 billion in marketable debt securities.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.4% in 2018, as compared to 4.1% in 2017, mainly due our Commercial Banking segment accounting for a greater share of in our total results and a decrease in the cost of funding, associated with the overall reduction in Brazil’s interest rate.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2019 totaled R$19 million, a R$14 million decrease from R$33 million for the year ended December 31, 2018, mainly due to lower dividends received from Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior.

Income from equity instruments in 2018, totaled R$33 million, a R$50 million decrease from R$83 million for the year ended December 31, 2017. This decrease was primarily due to a receipt of dividends of Rio Alto Gestão de Creditos e Participações S.A. that did not occur in 2018.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2019 was R$149 million, an R$84 million increase from R$66 million for the year ended 2018, mainly due to an increase of R$59 million in the result of operations of Banco RCI Brasil S., a jointly-controlled company, an increase of R$19 million in the results of operations of Tecban (Tecnologia Bancária S.A.), a jointly-controlled company and an increase of R$12 million in the results of operations of Webmotors S.A., a jointly-controlled company. These improved results were partially offset by a decrease of R$5 million in the results of operations of Gestora de Inteligência de Crédito, a jointly-controlled company and a R$2 million reduction in the results of operations of Santander Auto S.A. a jointly-controlled company.

Income from companies accounted for by the equity method for the year ended December 31, 2018 was R$66 million, a R$6 million decrease from R$72 million for the year ended December 31, 2017. This increase was mainly due to the positive results of operations of Banco RCI Brasil S.A., a jointly-controlled company, which were partially offset by negative results of operations of Webmotors S.A., a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2019 reached R$15,713 million, an increase of 11.2% or R$1,581 million compared to R$14,132 million for the year ended December 31, 2018. This increase was mainly due to an increase of R$722 million in revenues from credit and debit cards, R$417 million in revenues from sale of insurance and premium bonds, R$295 million in revenues from capital markets and R$138 million from revenues from current account services.

Net fees and commissions for the year ended December 31, 2018 reached R$14,132 million, a 11.1%, or R$1,410 million, increase from R$12,722 million for the year ended December 31, 2017. This increase was mainly due to an increase of R$571 million in revenues from credit and debit cards, R$370 million in revenues from current account services, R$354 million in revenues from insurance and premium bonds.

Net fees and commissions from credit and debit cards totaled R$4,986 million for the year ended December 31, 2019, an increase of 16.9% compared to the year ended December 31, 2018. This increase was as a result of a higher turnover (R$236.4 billion in the fiscal year ended December 31, 2019 as compared to R$201.6 billion the fiscal year ended December 31, 2018.

Net fees and commissions from credit and debit cards totaled R$4,264 million for the year ended December 31, 2018, an increase of 15.5% compared to the year ended December 31, 2017. This increase was primarily due to a higher transaction volume (2,338.2 million in the year ended December 31, 2018 as compared to 1,987.6 million the year ended December 31, 2017).

Net fees and commissions from insurance and premium bonds totaled R$3,586 million for the year ended December 31, 2019, a 13.1% increase compared to the year ended December 31, 2018, mainly due to credit life insurance associated to the good evolution of the portfolio.

Net fees and commissions from insurance and premium bonds totaled R$3,169 million for the year ended December 31, 2018, an increase of 12.6% compared to the year ended December 31, 2017, mainly due to credit life insurance associated with portfolio dynamics.

Revenues from fees and commissions charged in connection with capital markets totaled R$1,211 million for the year ended December 31, 2019, an increase of 32.2% compared to the year ended 2018, mainly due to an increase of R$263 million in revenues from securities underwriting and placement and an increase of R$32 million in revenues from administration and custody.

Revenues from fees and commissions charged in connection with capital markets totaled R$916 million for the year ended December 31, 2018, an increase of 4.9% compared to the year ended 2017, mainly due to an increase in revenues from securities placements.

Net fees and commissions from current account services totaled R$4,051 million for the year ended December 31, 2019, an increase of 3.5% compared to the year ended 2018 driven by the expansion of our active current account holders due to greater customer loyalty.

Net fees and commissions from current account totaled R$3,913 million for the year ended December 31, 2018, an increase of 10.4% compared to the year ended December 31, 2017 explained by the growth of digital transactions and the increase of active current account holders.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2019, 2018 and 2017:

	For the Year Ended December 31
	2019	2018	2017	% Change 2019/2018	Change% 2018/2017
		(in millions of R$, except percentages)
Current account services	4,051	3,913	3,544	3.5	10.4
Collection and payment services	1,313	1,291	1,152	1.7	12.1
Insurance and capitalization	3,586	3,169	2,815	13.2	12.6
Asset Management and pension funds	1,434	1,289	824	11.2	56.4
Credit and debit cards	4,986	4,264	3,692	16.9	15.5

Capital markets	1,211	916	873	32.2	4.9
Trade finance	1,317	1,228	956	7.2	28.5
Tax on services	(622)	(671)	(526)	(7.3)	27.6
Others	(1,562)	(1,266)	(608)	23.4	108.2
Total	15,713	14,133	12,722	11.2	11.1

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2019 were losses of R$326 million, a reduction of R$5,263 million in losses from R$5,589 million for the year ended December 31, 2018. This variation is mainly due to gains of R$5,156 million related to financial assets measure at fair value through profit or loss held and gains of R$ 17.9 million related to exchange differences (net). Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were gains of R$938 million for the year ended December 31, 2019, a R$660 million increase from gains of R$278 million compared to the year ended December 31, 2018 mainly due to the positive results in our derivative positions. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”.

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2018 were losses of R$5,589 million, a decrease of R$7,163 million from gains of R$1,574 million for the year ended December 31, 2017. This variation is mainly due to a decrease of R$5,057 million in derivatives transactions as a consequence of our results on investment abroad, which was offset by the same amount in income taxes. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were R$278 million for the year ended December 31, 2018, a 88.3% decrease from R$2,384 million compared to the year ended December 31, 2017, primarily due to positive results in our derivative positions as a result of market volatility which occurred in the fiscal year ended December 31, 2017 did not occur in the fiscal year ended December 31, 2018. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”.

The following table presents our gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net) for the periods indicated.

	For the Year Ended December 31
	2019	2018	2017	% Change 2019/2018	Change% 2018/2017
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(326)	(5,589)	1,574	(94.2)	(455.1)
Effects of the hedge for investment held abroad	1,264	5,867	810	(78.5)	624.3
Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding Hedge Impact(1)	938	278	2,384	237.7	(88.4)

(1)	Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2019 were expenses of R$1,108 million, an increase of R$52 million compared to expenses of R$1,056 million for the year ended December 31, 2018. Other operating income/expenses for the year ended December 31, 2018, were expenses of R$1,056 million, an increase of R$384 million compared to expenses of R$672 million for the year ended December 31, 2017, mainly due to assets we received as guarantees from our customers.

Administrative Expenses

Administrative expenses for the year ended December 31, 2019 were R$16,942 million, a R$149 million increase compared to expenses of R$16,792 million for the year ended December 31, 2018. For the year ended December 31, 2018, our administrative expenses of R$16,792 million reflected a R$672 million increase compared to administrative expenses of R$16,121 million for the year ended December 31, 2017. The performance in both periods is primarily attributed to the increase in: (i) personnel expenses, which are in line, with our meritocratic culture and the performance of our business; and (ii) data processing expenses line in order to support the increase in the volume of our customer transactions.

Personnel expenses increased R$122 million for the year ended December 31, 2019, as a consequence of the increase in the benefits line and higher wages and salaries with a result of the renegotiation of our collective bargaining agreement. In the year ended December 31, 2018, our personnel expenses increased R$269 million compared to the same period in 2017. This performance can be attributed to the increase in wages and salaries and social security costs and benefits, which are in line with our meritocratic culture and the performance of our business.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	Change% 2018/2017
	(in millions of R$, except percentages)
Wages and salaries	5,876	5,813	5,714	1.1	1.7
Social security costs	1,277	1,405	1,381	(9.1)	1.7
Benefits	1,492	1,387	1,309	7.5	6.0
Training	66	63	58	4.8	8.6
Other personnel expenses	617	538	475	14.7	13.3
Total	9,328	9,206	8,937	1.3	3.0

Other administrative expenses increased R$28 million to R$7,614 million for the year ended December 31, 2019 from R$7,586 million for the year ended December 31, 2018, mainly due to a R$272 million increase in technology and systems, a R$91 million increase in advertising, R$83 million increase in specialized and technical service, both expenses derived from more intense commercial actions in our business, partially offset by a decrease of R$582 million with general maintenance expenses which as a result of the adoption of IFRS 16.

In the year ended December 31, 2018 other administrative expenses increased R$403 million to R$7,586 million for the year ended December 31, 2018 from R$7,183 million for the year ended December 31, 2017, mainly due to: (i) a R$422 million increase in technology and systems associated with greater transactionality and expansion of our customer base, (ii) an R$189 million increase in specialized and technical services especially technology services. This growth in expenses was partially offset by R$136 million decrease in communications-related expenses.

The following table sets forth our other administrative expenses for each of the periods indicated:

For the Year Ended December 31,
2019	2018	2017	% Change 2019/2018	Change% 2018/2017

	(in millions of R$, except percentages)
Specialized and technical services	2,173	2,090	1,901	4.0	9.9
General maintenance expenses	748	1,331	1,284	(43.8)	3.7
Technology maintenance expenses	2,059	1,786	1,365	15.3	30.8
Advertising	713	622	618	14.6	0.6
Communications	473	457	593	3.5	(22.9)
Per diems and travel expenses	140	127	107	10.2	18.7
Taxes other than income tax	112	89	123	25.9	(27.4)
Surveillance and cash courier services	631	617	630	2.3	(2.1)
Insurance premiums	35	29	27	20.7	7.4
Other administrative expenses (1)	531	535	595	21.5	(18.3)
Total	7,614	7,586	7,183	0.4	5.6

(1) In December 31, 2019, includes mainly Data Processing Expenses in the balance of R$2.4 million (2018 – R$67.7 million and 2017 - R$73.7 million), Service Expenses in the balance of R$2.2 million (2018 - revenue of R$26.8 million and 2017 - R$87.2 million), Expenses with Benefit Guarantor Fund - FGB R$53.5 milion (2018 – R$35.0 million and 2017 - R$5.3 million), Interest on Own Capital R$0 (2018 – R$38.0 million and 2017 - R$20.8 million), and Recovery of Charges and Expenses R$97.4 million (2018 – R$92.4 million and 2017 – R$89.4 million).

The efficiency ratio, which we calculate as total administrative expenses divided by total income, decreased to 28.8% in the year ended December 31, 2019, as compared to 33.9% for the year ended December 31, 2018 For the year ended December 31, 2017 it was 33.1%. Our adjusted efficiency ratio, which excludes the effect of the hedge for investment held abroad (see “—Hedging in Foreign Investments” and “Selected Financial Data—Selected Consolidated Ratios, Including Non-GAAP Ratios”), was 28.2%, 30.3% and 32.5% in 2019, 2018 and 2017, respectively.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2019 was R$2,392 million, a R$652 million increase from R$1,740 million for the year ended December 31, 2018, primarily due to the change in accounting practices resulting from the adoption of IFRS 16 following the principles of IAS 17. For further information, please see “Item 1 Introduction, basis of presentation of the consolidated financial statements and other information, c.1) Adoption of new standards and interpretations of our consolidated financial statements included in “item 18.Financial Statements of this annual report. For the year ended December 31, 2018, depreciation and amortization amounted to R$1,740 million, a R$78 million increase from R$1,662 million for the year ended December 31, 2017, mainly due to higher depreciation expenses related to technology items and higher amortization expenses in relation to third party real estate and facilities.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$3,682 million for the year ended December 31, 2019, an increase of R$1,682 million compared to R$2,000 million for the year ended December 31, 2018, mainly due to an increase of R$700 million related to the creation of an efficiency and productivity fund, an increase in civil and labor proceedings due to revision of the operational model and a constitution of provisions related to the legal proceeding brought by the association of retired employees of Banespa (Associação dos Funcionários Aposentados do Banco do Estado de São Paulo), or AFABESP, an association of former employees of Banespa in which the classification of the chance of loss was revised to probable in December 2019 (for further information see note 23 to our audited consolidated financial statements included in the ”Item 18. Financial Statements” of this annual report).

In the year ended December 31, 2018, provisions (net) totaled R$2,000 million, a increase of R$1,310 million compared to R$3,309 million for the year ended December 31, 2017, mainly due to a decrease of R$816 million related to the past service cost in the contribution established for a post-employment benefit plan named Cabesp due to changes in the plan in the first half of 2018 (for further information, see note 22. to our audited consolidated financial statements included in “Item 18. Financial Statements” of in this annual report) and lower gains related to foreclosed assets.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2019 were R$13,370 million, an R$657 million increase compared to R$12,713 million for the year ended December 31, 2018. This increase was principally due to Installment Loans to Individuals, due to the recurrent growth of the credit portfolio in this segment.

For the year ended December 31, 2018, impairment losses on financial assets (net) were R$12,713 million, an R$375 million increase compared to R$12,338 million for the year ended December 31, 2017 principally due to:

An increase of 3%, or R$375 million, in impairment loss for loans and receivables to R$12,713 million as of December 31, 2018, from R$12,338 million on December 31, 2017. This increase was primarily a result of the adoption of IFRS 9 criteria.

Our credit risk exposure portfolio increased by R$25.3 billion to R$347.3 billion as of December 31, 2019 compared to R$321.9 billion as of December 31, 2018. Furthermore, our impaired assets increased R$1 billion from R$23.4 billion as of December 31, 2018 to R$22.4 billion for the year ended December 31, 2019. The default rate decreased by 20 base points in 2019 in comparison with 2018.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2019 and December 31, 2018 and 2017.

	As of December 31,
	2019	2018	2017	% Change 2019/2018	% Change 2018/2017
	(in millions of R$ except percentages)
Loans and advances to customers, gross	347,257	321,933	287,829	7.9	11.8
Impaired assets	23,426	22,426	19,145	4.5	17.1
Provisions for impairment losses	22,625	22,969	18,262	(1.5)	25.8
Credit risk exposure Non-GAAP – customers (1)	391,569	364,194	330,474	7.5	10.2
Ratios
Impaired assets to credit risk exposure	6.0%	6.2%	5.8%	(0.2)	0.4
Coverage ratio (2)	96.6%	102.4%	95.4%	(5.7)	7.3
Impairment losses	(13,370)	(12,713)	(12,338)	5.2	3.0
Gains (losses) due to derecognition of financial assets measured at amortized cost(3)	-	-	-	-	(100)
Impairment losses on financial assets (net) (4)	(13,370)	(12,713)	(12,338)	5.2	3.0

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$391.6 million and guarantees and documentary credits amounting to R$44 billion. We present the off-balance information to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)	As of December 31, 2019, 2018 and 2017, our total of impairment losses on financial instruments included R$2,055 million, R$2,714 million and R$2,784 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2014 through 2019:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2019, 2018 and 2017.

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	Change% 2018/2017
	(in millions of R$, except percentages)
Commercial and industrial	10,073	11,832	11,994	(14.9)	(1.3)
Real estate – construction	827	1,035	782	(20.1)	32.4
Installment loans to individuals	12,497	9,499	6,304	31.6	50.7
Lease financing	29	59	65	(50.8)	(9.3)
Total	23,426	22,426	19,145	4.5	17.1

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

Commercial and Industrial

Impaired assets in the portfolio of commercial and industrial loans amounted to R$10,073 million as of December 31, 2019, a decrease of R$1,759 million, or 14.9%, compared to R$11,832 million as of December 31, 2018. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts or asset disposal.

Impaired assets in the portfolio of commercial and industrial loans amounted to R$11,832 million as of December 31, 2018, a decrease of R$162 million, or 1.3%, compared to R$11,994 million as of December 31, 2017. This decrease in impaired assets in this portfolio was mainly caused by the slowdown in the Brazilian economy between 2014 and 2017, affecting our commercial and industrial portfolio.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Real Estate

Impaired assets in the real estate lending portfolio totaled R$827 million on December 31, 2019, a decrease of R$209 million, or 20.2%, compared to R$1,036 million as of December 31, 2018. The decrease was primarily due to changes on monetary policy that lead to reduction on the interest rates on real estate portfolio in Brazil.

Impaired assets in the real estate lending portfolio totaled R$1,036 million on December 31, 2018, an increase of R$254 million compared to R$782 million as of December 31, 2017.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$12,497 million as of December 31, 2019, with an increase of R$ 2,998 million, or 31.6%, compared to 2018. This increase was a consequence of the recurrent growth of the portfolio and the weak macroeconomic conditions related to the portfolio in Brazil, such as unemployment rate and degree of income commitment.

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

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$29 million on December 31, 2019, a decrease of R$30 million compared to December 31, 2018.

Impaired assets in the financial leasing lending portfolio amounted to R$59 million as of December 31, 2018, a decrease of R$6 million compared to December 31, 2017. This decrease in impaired assets was mainly due to defaults by certain borrowers as a result of weak macroeconomic conditions in Brazil.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses”.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2019 amounted to losses of R$131 million, a decrease of R$377 million as compared to the year ended December 31, 2018, mainly due to impairment loss of assets in the acquisition and development of software that was recorded due to obsolescence function and disruption of these systems in 2018 that did not occur in 2019. For the year ended December 31, 2018, impairment losses on other assets (net) amounted to losses of R$508 million, an increase of R$52 million as compared to 2017, mainly due to higher loss provision of non onlending payroll loans.

Other Nonfinancial Gains/Losses

Other nonfinancial gains/losses were gains of R$20 million during the year ended December 31, 2019, a negative variation of R$136 million from losses of R$156 million during the year ended December 31, 2018, primarily due to (i) an increase of R$104 million relating to income from the reversal of the provision for impairment of properties and R$78 million which is related to the sale of assets received in the recovery of credits with customers that occurred in 2018 that did not occur in 2019.

During the year ended December 31, 2018, other nonfinancial gains/losses were losses of R$156 million, a negative variation of R$168 million from gains of R$324 million during the year ended December 31, 2017, primarily due to (i) an increase of R$272 million related to provisions for devaluations on real estate that occurred in the fiscal year ended December 31, 2017 that did not occur in the fiscal year ended December 31, 2018 and (ii) an increase of R$182 million of which R$104 million relating to income from the reversal of the provision for impairment of properties and R$78 million which is related to the sale of assets received in the recovery of credits with customers. For further information, see note 42 and 43 from our audited consolidated financial statements included in this annual report.

Operating Profit Before Tax

Operating profit before tax for the year ended December 31, 2019 was R$22,273 million, an increase of R$6,363 million, or 40.0%, as compared to R$15,910 million for the year ended December 31, 2018. In the year ended December 31, 2017, our operating profit before tax for the year was R$14,514 million.

Excluding the effects of the hedge for investment held abroad operating profit before tax amounted to R$23,537 million for the year ended December 31, 2019, an 8.1% increase from R$21,777 million compared to the year ended December 31, 2018. In the year ended December 31, 2017 operating profit before tax was R$14,514 million. Operating profit before tax excluding the effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The table below presents our operating profit before tax and our operating profit before tax excluding the effects of the hedge for investment held abroad for the periods presented.

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	Change% 2018/2017
	(in millions of R$, except percentages)
Operating Profit Before Tax	22,273	15,910	14,514	40.0	9.6
Effects of the hedge for investment held abroad	1,264	5,867	810	(78.5)	624.3
Adjusted operating profit before tax (1)	23,537	21,777	15,324	8.1	42.1

(1)	Adjusted operating profit is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Income Taxes

Income taxes expense includes income tax, social contribution, PIS and COFINS. Income taxes amounted to expenses of R$5,642 million for the year ended December 31, 2019, a R$2,532 million increase from expenses of R$3,110 million for the year ended December 31, 2018. This increase was mainly attributable to the following events: (i) foreign exchange losses of R$1,512 million as a result of the effects of exchange rate variations on investments abroad and losses on hedge instruments, affecting the line “Gains (losses) on financial assets and liabilities (net)” line; (ii) the increase in Operating Income before taxation arising from the result of the entities' operations, and (iii) the recognition of certain deferred tax credits in December 2019 as a result of the adjustment of CSLL tax credits derived from the tax rate increase to 20% for banks (Constitutional amendment nº103/2019). For further information, see note 24 from our audited consolidated financial statements included in this annual report.

For the year ended December 31, 2018, income taxes amounted to expenses of R$3,110 million for the year of 2018, a R$2,266 million decrease from expenses of R$5,376 million for the year ended December 31, 2017. This decrease was mainly attributable to the foreign exchange gains of R$5,057 million as a consequence of the effects of foreign exchange rate variations in investments abroad for our foreign branches and subsidiary, and the associated hedging instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investment held abroad for the periods indicated.

	For the Year Ended December 31,
	2019	2018	2017	%Change 2019/2018	Change% 2018/2017
	(in millions of R$, except percentages)
Income taxes	(5,642)	(3,110)	(5,376)	81.4	(42.1)
Effects of the hedge for investment held abroad	(1,264)	(5,867)	(810)	(78.5)	624.3
Income taxes excluding effects of the hedge for investment held abroad	(6,906)	(8,977)	(6,186)	(23.1)	45.1

*	Income taxes excluding effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Results of Operations by Segment for the Years Ended December 31, 2019, 2018 and 2017

The following tables show our results of operations for the years ended December 31, 2019, 2018 and 2017, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	% Change 2018/2017
	(in millions of R$, except percentages)
Net interest income	42,044	39,391	32,392	6.7	21.6
Income from equity instruments	5	10	83	(51.0)	(88.0)
Income from companies accounted for by the equity method	150	66	72	126.5	(8.3)
Net fee and commission income	13,923	12,537	11,262	11.1	11.3
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1,541)	(6,752)	(26)	(77.2)	26,275.0
Other operating income (expenses)	(1,069)	(966)	(641)	10.7	50.7

Total income	53,511	44,286	43,143	20.8	2.7
Personnel expenses	(8,554)	(8,404)	(8,167)	1.8	2.9
Other administrative expenses	(7,140)	(7,186)	(7,012)	(0.6)	2.5
Depreciation and amortization	(2,297)	(1,637)	(1,560)	40.3	4.9
Provisions (net)	(3,669)	(1,948)	(3,190)	88.3	(38.9)
Impairment losses on financial assets (net)	(13,423)	(12,420)	(11,233)	8.1	10.6
Impairment losses on non-financial assets (net)	(73)	(450)	(436)	(83.7)	3.2
Other nonfinancial gain (losses)	20	156	(324)	(86.9)	(148.1)
Operating profit before tax	18,375	12,397	11,220	48.2	10.5

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	% Change 2018/2017
	(in millions of R$, except percentages)
Operating Profit Before Tax	18,375	12,397	11,220	48.2	10.5
Effects of the hedge for investment held abroad	1,264	5,867	810	(78.5)	624.3
Adjusted Operating Profit Before tax	19,639	18,264	12,030	7.5	51.8

2019 and 2018

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2019 was R$18.4 billion, a 48.2% or R$6.0 billion increase from R$12.4 billion for the year ended December 31, 2018. This variation was mainly due to:

• an increase of R$2,653 million in net interest income for the year ended December 31, 2019, compared to the year ended December 31, 2018 mainly due to an 15.0% increase in the volume of our credit.

• an increase of R$1,386 million in net fee and commission income for the year ended December 31, 2019, compared to the year ended December 31, 2018, mainly due to (i) an increase in revenues from credit and debit cards, (ii) an increase in revenues from sale of insurance and premium bonds, and (iii) an increase in revenues from current account service; and.

• a decrease of R$377 million in impairment losses on other assets (net) mainly due to impairment loss of assets in the acquisition and development of software that was recorded due to obsolescence function and disruption of these systems in 2018 that did not occur in 2019.

2018 and 2017

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2018 was R$12.4 billion, a 10.5%, or R$1.2 billion increase from R$11.2 billion for the year ended December 31, 2017. This variation was mainly due to:

• an increase of R$6,998 million in net interest income for the year ended December 31, 2018, compared to the year ended December 31, 2017, as a result of an increase in volume of loans extended to customers, partially offset by revenues from deposits decreased as a result of interest rates being lower in the fiscal year ended December 31, 2018 than in the fiscal year ended December 31, 2017; and

an increase of R$1,275 million in net fee and commission income for the year ended December 31, 2018, compared to the year ended December 31, 2017, mainly due to (i) an increase in revenues from credit and debit cards, (ii) an increase in revenues from current accounts, and (iii) an increase in revenues from insurance and premium bonds. These results were partially offset by:

• a decrease of R$6,726 million in gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2018, compared to the year ended December 31, 2017. This variation is mainly due to a decrease of R$5,057 million in derivatives transactions as a consequence of our results of hedging on investment abroad. For further information, see “— Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments.”

Excluding the effects of the hedge for investments held abroad on our revenues, our operating profit before taxes would have been R$19.6 billion, 7.5% higher than in the fiscal year ended December 31, 2018. For the year ended December 31, 2017 our adjusted operation profit before tax was R$12.0 billion. Operating profit before taxes excluding the hedge of investments held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Global Wholesale Banking

	For the Year Ended December 31,
	2019	2018	2017	% Change 2019/2018	% Change 2018/2017
	(in millions of R$, except percentages)
Net interest income	2,277	2,531	2,554	(10.0)	(0.9)
Income from equity instruments	14	23	-	(38.7)	-
Net fee and commission income	1,790	1,595	1,460	12.2	9.2
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,215	1,163	1,600	4.5	(27.3)
Other operating income (expenses)	(39)	(90)	(31)	(57.0)	190.3
Total income	5,258	5,222	5,582	0.7	(6.5)
Administrative expenses	(1,248)	(1,202)	(943)	3.8	27.5
Personnel expenses	(774)	(802)	(771)	(3.6)	4.0
Other administrative expenses	(474)	(400)	(172)	18.5	132.6
Depreciation and amortization	(95)	(103)	(102)	(8.0)	1.0
Provisions (net)	(13)	(53)	(119)	(75.7)	(55.5)
Impairment losses on financial assets (net)	54	(294)	(1,105)	(118.2)	(73.4)
Impairment losses on non-financial assets (net)	(58)	(58)	(21)	0.3	176.2
Operating profit before tax	3,898	3,512	3,293	11.0	6.7

2019 and 2018

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2019 was R$3.9 billion, a 11.0%, or R$385 million increase compared to December 31, 2018.

This variation was mainly due to:

•	a decrease of R$347 million in impairment losses on financial assets (net) principally owing to our preventive management.

•	an increase of R$195 million in net fee and commission income manly due to an increase in revenues from securities underwriting and placement and an increase in revenues from administration and custody.

These results were partially offset by:

•	a decrease of R$253 million in net interest income mainly lower volume in the corporate portfolio.

2018 and 2017

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2018 was R$3.5 billion, a 6.7%, or R$220 million, a decrease from R$3.3 billion for the year ended December 31, 2017.

This variation was mainly due to:

•	an increase of R$812 million in impairment losses on financial assets (net) principally as a result of our risk management strategy and recovery campaigns for our customers.

These results were partially offset by:

•	a decrease of R$437 million in gains/losses on financial assets and liabilities (net) and exchange differences (net), mainly explained by a decrease in gains from derivatives and market positions and a decrease in gains from proprietary trading.

5B.	Liquidity and Capital Resources

Our asset and liability management strategy is set by the asset and liability committee, which operates under guidelines and procedures established by the Santander Group. The asset and liability committee establishes, among other policies, our funding strategy, and the target positioning with respect to structural balance sheet risk.

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

Due to our diversified sources of funding, which include a large client deposit base in the local market and a large number of correspondent banks with long-standing relationships, historically we have not experienced liquidity problems. In our opinion, our current levels of liquidity and working capital are sufficient for our present requirements.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information” and Note 47. Risk Management from Item 18. Financial Statements of this form.

Liquidity and Funding

In addition to a minimum liquidity level that meets our stress scenarios, we monitor concentration of funding ratios and the short term (LCR) and long term (Net Stable Funding Ratio) liquidity metrics, which aims to guarantee a stable funding profile. We control, manage and review our liquidity analyzing current and expected levels of liquidity, structuring the sources of financing to achieve an optimal diversification in terms of maturities, instruments, currencies, markets, as well as setting forth contingency plans. The objective is to ensure that we have sufficient liquidity to honor our commitments in light of market conditions, our institutional needs and market opportunities.

Due to our stable and diversified funding sources, which include a large base of customer deposits as detailed below, we have historically had no liquidity deficiencies.

As part of our liquidity management, we have a formal plan with measures to be taken in the event of a systemic liquidity crisis and/or for liquidity concerns arising from possible reputational risk. Our liquidity contingency plan contains defined thresholds, preventive measures and actions to be taken when a liquidity deficiency occurs and our reserves fall below certain levels.

The following resources and strategies may be used as sources of funding: (i) increase of customer deposits; (ii) securities issuances; (iii) repurchase agreements; (iv) a review of transfer pricing practices; and (v) establishment of more restrictive credit policies.

For further information, see Notes 16. Deposits from the Brazilian Central Bank and Deposits from credit institutions, 17. Client deposits, 18. Marketable debt securities, 19. Subordinated liabilities and 20. Debt Instruments Eligible to Compose Capital from Item 18. Financial Statements of this form.

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2019	2018	2017
	(in millions of R$)
Customer deposits	336,515	304,198	276,042
Current accounts	29,524	18,854	17,560
Savings accounts	49,040	46,068	40,572
Time deposits	175,994	190,983	146,818
Repurchase agreements	81,957	48,293	71,092
Backed operations with Private Securities(1)	8,743	6,978	33,903
Backed operations with Government Securities(1)	73,214	41,316	37,189
Deposits from the Brazilian Central Bank and credit institutions	99,271	99,023	79,375
Demand deposits	685	710	306
Time deposits(2)	56,602	47,227	52,739
Repurchase agreements	41,984	51,086	26,329
Backed operations with Private Securities(1)	9,506	6,978	-
Backed operations with Government Securities(1)	32,478	44,108	26,329
Total deposits	435,786	403,221	355,417
Marketable debt securities	73,702	74,626	70,247
Agribusiness Credit Notes	14,777	11,925	8,854
Treasury Bills	27,587	30,721	31,686
Real Estate Credit Notes	21,266	27,160	27,714
Bonds and other securities	10,072	4,820	1,993
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	10,176	9,780	8,437
Subordinated liabilities	-	9,886	519
Total Funding	519,664	497,513	434,620

(1)	Refers primarily to repurchase agreements backed by debentures of own issue.

(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME onlending and abroad on other credit lines abroad.

Deposits

Customer Deposits

Our balance of customer deposits was R$336.5 billion on December 31, 2019, R$304.2 billion on December 31, 2018, and R$276.0 billion on December 31, 2017, representing 64.8%, 61.1% and 63.5% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$29.5 billion on December 31, 2019, R$18.9 billion on December 31, 2018 and R$17.6 billion on December 31, 2017, representing 6.8%, 4.7%, and 4.9% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$49.0 billion on December 31, 2019, R$46.1 billion on December 31, 2018 and R$40.6 billion on December 31, 2017, representing 11.3%, 11.4% and 11.4% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$176.0 billion on December 31, 2019, R$191.0 billion on December 31, 2018 and R$146.8 billion on December 31, 2017, representing 40.4%, 47.4% and 41.3% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements increased to R$82.0 billion on December 31, 2019 from R$48.3 billion on December 31, 2018 and R$71.1 billion on December 31, 2017, representing 18.8%, 12.0% and 20.0% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$99.3 billion on December 31, 2019, R$99.0 billion on December 31, 2018 and R$79.4 billion on December 31, 2017, representing 22.8%, 24.6% and 22.3% of total deposits, respectively.

Our balance of deposits includes mainly borrowings and domestic onlendings:

•	Borrowings. We have relationships with banks all over the world, providing credit lines as foreign currency-linked (either to the U.S. dollar or to a basket of foreign currencies). We apply the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.

•	Domestic Onlendings. We onlend from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of lending is known as “repassing” or “onlending.” Because the repassed funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over the cost of funds. We, however, retain the commercial credit risk of the borrower and therefore have discretion in the lending decision and application of the credit criteria. This type of funding is not affected by compulsory deposit requirements. The onlending is generally secured or guaranteed, although this is not required by the terms of the onlending.

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$73.7 billion on December 31, 2019, R$74.6 billion on December 31, 2018 and R$70.2 billion on December 31, 2017, representing 14.2%, 15.0% and 16.2% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances. The balance for these instruments reached R$14.8 billion on December 31, 2019, R$11.9 billion on December 31, 2018, and R$8.9 billion on December 31, 2017.

Treasury bill instruments (Letras financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital. Pursuant to CMN Resolution 4,123 of August 23, 2012, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$150,000 for senior transactions. Our balance of treasury bills instruments totaled R$27.6 billion as of December 31, 2019, a 10.2% decrease from December 2018.

Real estate credit notes (Letras de Crédito Imobiliário) decreased 21.7%, from R$27.2 billion on December 31, 2018 to R$21.3 billion on December 31, 2019.

We undertake issuances of securities, including under our U.S.$10,000,000,000 Global Medium Term Notes Program. Our balance of bonds and other securities was R$10.1 billion on December 31, 2019 and R$4.8 billion on December 31, 2018. This change was principally due to the non Replacement of certain debt instruments reaching maturity.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

We have issued U.S. dollar-denominated Notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure. As of December 31, 2019 the balance for both Tier 1 and Tier 2 debt instruments was R$10.2 billion compared to R$9.8 billion as of December 31, 2018. This variation was caused by:

a)	new issuances on November 2018 as of:

i.   R$1.25 billion bearing interest at 7.25% per year with no maturity (perpetual) and interest paid semiannually, as of May 8, 2019; and

ii.   R$1.25 billion bearing interest at 6.125% per year maturing in November 2028 and interest paid semiannually, as of May 8, 2019.

b)	The reclassification of the balances of December 31, 2017 to Subordinated Liabilities as approved by the Brazilian Central Bank on December 17, 2018, as of the date of their issuance, Levels I and II of Regulatory Capital must be excluded.

The issuances generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

Subordinated Liabilities

Our subordinated liabilities as of December 31, 2018 were repurchased on January 2019, with the approval issued by the Brazilian Central Bank on December 18, 2018. For further information, see note

“19 - Subordinated liabilities” in “Item 18. Financial Statements”.

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

According to the new rules on regulatory capital in Brazil, the value of goodwill for the calculation of capital base was deducted in accordance with the “phase-in” for implementation of Basel III in Brazil, which will be completed by January 1, 2019. The following table sets forth the percentage of required goodwill deduction for each year up to 2019:

Basel III Phase in
2015	2016	2017	2018	2019	2020
40%	60%	80%	100%	100%	100%

Source: Brazilian Central Bank; Resolution No. 4,192 of the Brazilian Central Bank of March 2013.

If Basel III requirements were fully implemented as of the date hereof, we would continue to maintain an adequate regulatory capital ratio under Basel III and Brazilian Central Bank rules.

For more information, see note “31 - Operational Ratios” in “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

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

The economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses increase;

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

We have entered, in the normal course of business, into several types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees. For more information, see note “44 – Other disclosures” in “Financial Statements”.

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

For further information, see note “44 – Other Information” in “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

5F.	Contractual Obligations

Our contractual obligations as of December 31, 2019 are summarized as follows:

	As of December 31, 2019
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions	99,271	66,073	25,656	4,877	2,666
Customer deposits	336,515	275,480	44,112	16,923	-
Marketable debt securities	73,702	11,370	37,269	3,900	21,163
Debt Instruments Eligible to Compose Capital(1)	10,176	171	-	-	10,005
Total	519,664	523,923	107,037	25,7	33,834

(1)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5A—Operating And Financial Review And Prospects—Operating Results.”

The above table does not reflect amounts that we may have to pay on derivative contracts. The amounts ultimately payable will depend upon movements in the financial markets. The net fair value position of our derivative contracts as of December 31, 2019 reflected liabilities of R$1,983 million, compared to liabilities of R$103 million as of December 31, 2018.

In addition, we lease many properties under standard real estate lease contracts, which can be cancelled at our option and include renewal options and escalation clauses. Total future minimum payments of non-cancelable operating leases as of December 31, 2019 was R$2,291 million, of which R$651 million matures in up to one year, R$1,492 million from one year to up to five years and R$147 million after five years. Additionally, we have contracts with indeterminate maturities totaling R$0.9 million per month.

5G.	Safe Harbor

See “Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A.	Board of Directors and Board of Executive Officers

Pursuant to our By-Laws, we are managed by a board of directors (conselho de administração) and a board of executive officers (diretoria executiva). The board of directors is our supervisory board as set out in our By-Laws and in applicable legislation. Our board of executive officers is responsible for our day-to-day management. Our board of directors comprises a minimum of five members and a maximum of twelve members, of which at least 20.0% must be independent members. The board of directors has a chairman and a vice-chairman, each elected at the general shareholders’ meeting by majority vote.

Our board of executive officers comprises a minimum of two members and a maximum of 75 members, one of them being appointed as the Chief Executive Officer, and the others may be appointed as senior vice president executive officers, vice president executive officers, investor relations officers, executive officers and officers without specific designations. Some of our executive officers are also members of the boards of executive officers and/or boards of directors of our subsidiaries.

Pursuant to Brazilian law, the election of each member of the board of directors and board of executive officers must be approved by the Brazilian Central Bank.

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Álvaro Antonio Cardoso de Souza	Chairman	September 5, 1948
Sergio Agapito Lires Rial	Vice-Chairman	July 28, 1960
José Antonio Álvarez Álvarez	Member	January 6, 1960
José de Paiva Ferreira	Member	March 1, 1959
José Maria Nus Badía	Member	December 9, 1950
Celso Clemente Giacometti	Independent Member	October 13, 1943
Deborah Patricia Wright	Independent Member	September 4, 1957
Deborah Stern Vieitas	Independent Member	August 21, 1957
Marília Artimonte Rocca	Independent Member	January 31, 1973

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Sergio Agapito Lires Rial	Chief Executive Officer	July 28, 1960
Alberto Monteiro de Queiroz Netto	Vice President Executive Officer	November 30, 1967
Angel Santodomingo Martell	Vice President Executive Officer and Investor Relations Officer	November 16, 1965
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Carlos Rey de Vicente	Vice President Executive Officer	February 20, 1974
Ede Ilson Viani ………………….	Vice President Executive Officer	September 5, 1967
Jean Pierre Dupui	Vice President Executive Officer	September 23, 1968
Juan Sebastián Moreno Blanco	Vice President Executive Officer	December 17, 1964
Mário Roberto Opice Leão	Vice President Executive Officer	July 21, 1975
Patricia Souto Audi	Vice President Executive Officer	May 15, 1968
Vanessa de Souza Lobato Barbosa	Vice President Executive Officer	December 24, 1968
José Roberto Machado Filho	Executive Officer	August 25, 1968
Amancio Acúrcio Gouveia	Officer	March 31, 1963
Ana Paula Vitali Janes Vescovi….	Officer	April 08, 1969
André de Carvalho Novaes	Officer	April 14, 1969
Carlos Aguiar Neto	Officer	March 5, 1971
Cassio Schmitt	Officer	April 23, 1971
Claudenice Lopes Duarte	Officer	July 25, 1972
Daniel Fantossi Assa……………………………	Officer	December 12, 1975
Elita Vechin Pastorelo Ariaz……………………	Officer	March 28, 1970
Franco Luigi Fasoli	Officer	September 18, 1975
Geraldo José Rodrigues Alckmin Neto(*)...........	Officer	September 8, 1981
Germanuela de Almeida de Abreu	Officer	December 6, 1975
Gustavo Alejo Viviani	Officer	August 26, 1975
Igor Mario Puga	Officer	November 10, 1981
Jean Paulo Kambourakis...............	Officer	May 09, 1980
José Teixeira de Vasconcelos Neto	Officer	March 8, 1975
Luis Guilherme Mattos de Oliem Bittencourt	Officer	December 4, 1973
Luiz Masagão Ribeiro Filho	Officer	September 1, 1976
Marino Alexandre Calheiros Aguiar	Officer	May, 14, 1971
Rafael Bello Noya	Officer	October 19, 1977
Ramón Sanchez Díez	Officer	October 29, 1968
Ramon Sanchez Santiago………………………	Officer	May 25, 1969
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Roberto Alexandre Borges Fischetti………...	Officer	August 28, 1975
Robson de Souza Rezende	Officer	January 24, 1967
Sandro Kohler Marcondes(*)...............................	Officer	April 16, 1964
Sandro Rogério da Silva Gamba(*)	Officer	August 31,1975
Thomas Gregor Ilg	Officer	September 12, 1968
Vitor Ohtsuki(*)...................................................	Officer	June 05, 1977

(*) Pending approval by the Brazilian Central Bank

Below are the biographies of the members of our board of directors and board of officers.

Members of the Board of Directors:

Álvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948.

He holds degrees in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School of the University of Pennsylvania. He is the Managing Director of AdS - Management, Consulting and Investments, a firm which provides advice on investments and general management. He is the Chairman of the Board of Santander Brasil and a member of Santander Global Board in Spain. He developed his career in the banking business and has worked at Citigroup for thirty-two years, in Brazil and abroad. Outside Citigroup, Álvaro was the President of Banco ABC-Roma, a subsidiary of the media and entertainment Globo Group, Chairman of the Deliberative Council of Fundo Brasileiro para Biodiversidade (FUNBIO), and President of the American Chamber of Commerce in São Paulo (AmCham). He was also a board member of WWF International, WWF Brazil and of several Brazilian companies such as AmBev S.A., Celbrás, Ultraquímica, SPCI Computers, Signature Lazard Brazil, Triângulo Bank, CSU Cardsystems, Duratex S/A. and Gol Airlines. He served as a board member of MasterCard International. He is also a member of our risk and compliance committee, and chairman of the Group Board Risk Committee

Sérgio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. He has a degree in Law from the Universidade Federal do Rio de Janeiro and in Economics from Universidade Gama Filho, and also holds an MBA from IBMEC in São Paulo, as well as specialization degrees from Harvard Business School, the Wharton School of Business at the University of Pennsylvania and INSEAD, in France. His professional career includes serving as Chief Executive Officer of Marfrig Global Foods S.A, Vice-President Executive Officer and World Chief Financial Officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He was a Managing Director of Bear Stearns & Co., in New York, Officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. Currently he is Vice-Chairman of the Board of Directors and the Chief Executive Officer of Santander Brasil, and Chairman of the Board of Directors of Universia Brasil S.A.

José Antonio Álvarez Álvarez. Mr. Álvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in Administration and Business Economics from Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. Mr. Álvarez became CEO of Santander Group on January 1, 2015, and Executive Vice President on January 15, 2019. Earlier, from 2004 to 2015, he was Executive Vice President of Finance of Santander Spain, and Head of the Finance Division from 2002 to 2004. Before working at Santander Group, he served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as Financial Officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also Chief Financial Officer of Banco Hipotecario, S.A. in Spain, Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones, and held positions at Banco de Crédito Industrial and Instituto Nacional de Industria. He was member of the Board of Directors of Santander Consumer Finance S.A, Santander Consumer Bank AG and Banco de Crédito Local S.A and served on the supervisory boards of Santander Group's independent subsidiaries, such as Poland, Germany and the United States. He was Chairman of the European Banking Federation Board and chaired the Banking Supervision Committee from 2009 to 2012. Mr. Álvarez is currently a member of the Board of Directors of SAM Investments Holdings Limited and a member of our Board of Directors since 2009.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started at Banco Bradesco in 1973 and occupied several different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil in order to work at Banco Banespa as Vice President Executive Officer, responsible for the Operational Resources Department. In 2003, he became Vice President Executive Officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander

Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice President Executive Officer, responsible for the Retail Business. In March 2011, he became Director of Santander Brasil’s Board of Directors, and joined the board business group based in Los Angeles, California, USA, where his main activities involved technological innovations. From July 2013 to December 2019, he returned to Santander Brasil and acted as Senior Vice President Executive Officer, responsible for Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. Currently, he is a member of our Board of Directors and a member of our risk and compliance committee.

José Maria Nus Badía. Mr. Badía is Spanish and was born on December 9, 1950. He holds a degree in Business Administration, Economics and Political Science from the Business School of the University of Zaragoza. He started at Santander as Chief Executive and Chief Risk Officer at Banco Español de Credito, S.A. (Banesto). In 2010, Mr. Badía served as Chief Risk Officer of Santander UK and was Chief Risk Officer of Santander Group. He also has been its Chief Risk Officer since June 2018. Previously, Mr. Badía was also the Executive Vice President for Risk at Banco Bilbao Vizcaya Argentaria and Bankinter. Currently, he is Senior Executive Vice President and Risk Advisor of the Chairman of the Board of Directors of Santander Group and a member of the Board of Directors of Santander Brasil.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in Business Administration from the Faculdade de Economia São Luís and graduated with an Accounting Sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the Board of Directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações, Sabó Autopeças and Votorantim Indústrias. He was a member of the Fiscal Council of CTEEP/ISA - Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office, from 2004 to 2006. On February 3, 2010, he was elected as an independent member of our Board of Directors, a body over which he presided between October 2011 and June 2013 and between August 2013 and March 2015. He is President of the Fiscal Council and member of the Audit Committee of Ambev S.A. He is the Manager Partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of IBGC (Brazilian Institute of Corporate Governance) and a current member of its Governance and Nomination Commission. Currently, he is an independent member of our Board of Directors, as well as a member of our Compensation Committee and Chairman of our Nomination and Governance Committee.

Deborah Patricia Wright. Mrs. Wright is Brazilian and was born on September 4, 1957. She holds a Business Administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon’s Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Marketing Director, becoming Commercial Vice President in 1994. In 1995 she became the General Manager of Kraft Suchard Foods. In 1997, she reached the position of General Manager of Kibon. At ICI/Paints, she was the General Manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the Regional Manager for ICI. She was also General Officer at Parmalat Brasil in 1999, and Chief Executive Officer of Pão de Açúcar’s Group Internet Division from 2000 to 2001. From 2002 to 2007, she was Corporate Vice President/Commercial Vice President in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was Chief Executive Officer/Country Manager of Ipsos Brasil, a market research firm. She has been acting as a board member since 2001. From 2001 to 2005, she was a member of the Escola Americana de São Paulo’s board (Graded School). From 2005 to 2006, she was a member of the superior board of CONAR (National Board of Advertising Self-Regulation). From 2008 to 2014, she was member of Lojas Renner’s board, as well as Chairwoman of the Sustainability Committee from 2012 to 2014. She was a member of the consultative council of Eurofarma from 2013 to 2016. Currently, she is associated with: WCD Brazilian Group (Women Corporate Directors); Strategy and Innovation Committee of the IBGC (Brazilian Institute of Corporate Governance); and of the Group Gender Diversity – Women in Boards. She is also an independent member of our board of directors, a member of our nomination and governance committee and a chairwoman of our compensation committee.

Deborah Stern Vieitas. Mrs. Vieitas is Brazilian and was born on August 21, 1957. She holds a degree in Public Administration from FGV-SP and Journalism from the School of Communications and Arts (Escola de Comunicações e Artes) of the University of São Paulo. She also holds a master’s degree in Business from FGV-SP and in Public Administration from École Nationale d’Administration. She is currently the Chief Executive Officer of American Chamber of Commerce Brazil (Amcham Brazil). From 2015 to 2017, she was an independent member of the Board of AXA Seguros SA. From 2008 to 2014, she was CEO and Board Member of the Banco Caixa Geral – Brasil. From 2000 to 2008, she was an Executive Vice President of Banco BNP Paribas Brasil, responsible for Corporate Coverage and Loan and Financing portfolios. From 1998 to 2000, she was an Executive Vice President of Banco CCF Brasil and in charge of Large Corporate & Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. Currently she is an independent member of our Board of Directors and Audit Committee coordinator.

Marília Artimonte Rocca. Ms. Rocca is Brazilian and was born on January 31, 1973. She holds a degree in Business Administration from the Fundação Getúlio Vargas of São Paulo and an MBA in Business Administration from Columbia Business School, New York. She attended the Executive – Family in Business Program at Harvard Business School in Boston. Ms. Rocca began her career in the Operations Department of Walmart Brazil, and worked at the company until 1998. She had managed nonprofit organizations for six years and co-founded and was General Director of Endeavor Brazil, NGO leader in high-impact entrepreneurship, and Brava Foundation, an organization dedicated to promoting public management. She inaugurated and still develops part of the Family Office of the Lemann, Sicupira and Telles families. She also was Vice President of TOTVS and partner of Mãe Terra. Ms. Rocca was a member of the Boards of Directors of TOTVS from 2001 to 2012 and of Endeavor Brasil from 2005 to 2012. She was also a member of the Board of Directors of the IBMEC Group from 2004 to 2008 and was appointed to the position of member of the External Evaluation Committee of Insper. From 2012 to 2016, Ms. Rocca served as an independent member of the Board of Directors of Santander Brasil and from August 2016 to June 2018, she served as Executive Director of Ticket. Currently she is CEO of the Hinode Group and is an independent member of our Board of Directors and coordinator of the Sustainability Committee.

Members of the Board of Executive Officers:

Sérgio Agapito Lires Rial. See “—Members of the Board of Directors.”

Alberto Monteiro de Queiroz Netto Mr. Monteiro is Brazilian and was born on November 30, 1967. He holds a bachelor’s degree in Business Administration from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro. He also completed a post graduate degree in Banking at Universidade de São Paulo and an MBA in corporate finance at Fundação Getúlio Vargas do Rio de Janeiro. From 2009 to 2011, he served as Chief Financial Officer and Investor Relations Officer at CSN – Companhia Siderúrgica Nacional. Between 2011 and 2014, he was also Chief Financial Officer and Investor Relations Officer of Suzano Papel e Celulose SA. Between 2014 and 2016, he held the position of Executive Vice President at Graninvestimentos S.A. responsible for finance. In 2017, Mr. Monteiro served as Executive Vice President at Banco do Brasil S.A. in charge of the Finance, Investor Relations and M&A Departments. Currently Mr. Monteiro is the Vice President Executive Officer and Head of the Private Banking Segment of Santander Brasil. He is also a member of the Advisory Board of Santander Brasil Gestão de Recursos Ltda.

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with specialization in Finance from the ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investor Relations Officer. He started at the Santander Group in 2005 as Head of International Developments and Asset Management and then became globally responsible for the investor relations area. He was the head of Grupo Fortis in Brazil and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he occupied the position of Chief Executive Officer of the CFA Society in Spain, where he acted as founding member of such nonprofit organization focused on serving the holders of financial analyst accreditation (CFA) and from 2009 to 2014 was Vice President of AERI’s (Asociación Española de Relaciones con Inversores) Board of Directors. He is also Chief Executive Officer of Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, Santander Corretora de Seguros, Investimentos e Serviços S.A. and Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Executive Officer of Santander Cultural and Santander Holding Imobiliária S.A., Chairman of the board of directors of Webmotors S.A. and a member of the boards of directors of Banco Hyundai Capital Brasil S.A., Banco PSA Finance Brasil S.A., Banco RCI Brasil S.A., Santander Leasing S.A. Arrendamento Mercantil and Super Pagamentos e Administração de Meios Eletrônicos S.A.

Alessandro Tomao. Mr. Tomao is Brazilian and was born on March 8, 1977. He holds a bachelor’s degree in Law from the FMU University and a master’s in Business Administration - HR degree from the University of São Paulo. As one of our Executive Vice Presidents, he has been responsible for the Company’s Legal and Corporate Affairs department since February 2018. From June 2010 to February 2018, he was the Head of the Legal Litigation, Legal Consulting in Labor and Pension Funds Departments at Santander Brasil. From January 2000 to May 2010, he served as the head of labor and pension funds legal department at Banco Itaú S.A. Previously, from 1998 to 2000, he acted as a trainee at Whirlpool Brazil, where he started his career. Since 2015, he has been a permanent member of the legal counsel of FEBRABAN, where he acted from 2011 to 2015 as the coordinator of the labor committee. Since January 2017, he is a member of the Legal Counsel of ABRAPP (Brazilian Association of Pension Funds). He is also a member of the board of directors of Santander Cultural and Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

Antonio Pardo de Santayana Montes Mr. Pardo is Spanish and was born on November 5, 1971. He holds a degree in Economics and Law from the ICADE School of the Universidade Pontifícia Comillas. As one of our Vice President Executive Officers, he is responsible for the risk management department, having previously held the post of Officer responsible for the Risk Credit Recovery area and Officer of Wholesale Risks and Aymoré CFI. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, Senior Risk Analyst for Santander Central Hispano/Santander Investment from 1998 to 2000 and senior manager of Monitor Company from 2000 to 2005. He returned to the Santander Group in 2005 as Associate Officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil. He is also Executive Officer of Banco Bandepe S.A., Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, and Sancap Investimentos e Participações S.A.

Carlos Rey de Vicente. Mr. Rey is Spanish and was born on February 20, 1974. He graduated in Law from the Universidad Complutense de Madrid, and he became a member of the Colégio de Abogados de Madrid in 1997. In 2010 he started at Santander Spain, where he was responsible for the strategy and planning of the banks of Santander México, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia. From 2001 to May 2010, Mr. Rey was a partner of McKinsey & Co., where he was responsible for heading several projects on strategic consulting. His activities were always concentrated on banking and insurance matters, besides acting on team management. Before, he worked as a lawyer in two different law firms, at one of which he was a Partner and Founder, dealing mainly with insurance and civil responsibility. Currently, Mr. Rey is our Vice President Executive Officer responsible for the Finance, Strategy and Quality department. He is also a member of the Boards of Directors of Santander Leasing S.A. Arrendamento Mercantil, Super Pagamentos e Administração de Meios Eletrônicos S.A., Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and Santander Brasil Establecimiento Financeiro de Crédito S.A., Administrative Officer of Norchem Participações e Consultoria S.A. and Vice President Officer of Santander Cultural. He is also a member of our Sustainability Committee.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting from Faculdade Tibiriçá and an MBA from Instituto de Ensino e Pesquisa - Insper. He was an auditor at Banco Itaú S.A. from 1986 to 1990, and worked at BankBoston S.A for 16 years as a Senior Auditor, the Credit Risk Management Superintendent, the local Currency Loans Head Officer and the small and medium companies head officer. He joined Santander Brasil in 2007 as officer (or Head Officer) for small and medium business banking and, from July 2010 to 2014, as Retail Banking Risk Management Director (or Head Officer). As one of our officers, he was responsible for our retail banking branches until December 2019, when he was promoted to the position of Vice President Executive Officer, responsible for the Organization, Property, Proceedings, Operations, Technology and Costs area. He is also a member of the Board of Directors of Super Pagamentos e Administração de Meios Eletrônicos S.A.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in Economics and a specialization degree, both from Boston University. Currently he is responsible for Global Corporate Banking at Santander Brasil. From 1992 to 1998, he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001, he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004, he worked for BBVA Brasil in the Debt Capital Markets Department. From 2004 to 2006, he was a Corporate Finance Officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets Department of Santander Brasil. From 2009 to 2012, he was responsible for Global Transaction Banking of Santander in Madrid. Mr. Dupui is also an Executive Officer of Santander Cultural and Banco Bandepe S.A. and member of the Board of Directors of Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

Juan Sebastián Moreno Blanco. Mr. Moreno was born on December 17, 1964, in Spain. He graduated in Business Administration from the University of Houston, TX. From 1987 to 1994, he worked at Bankinter as Commercial Officer, responsible for the Commercial Department as well as for the Enterprises segment in Santander. From 1994 to 1997, he worked as Project Officer in the financial system of Mexico and Brazil, for Booz, Allen & Hamilton, in Mexico. He joined the Santander Group in 1997, where he served as Executive Officer of Companies and Institutions, after which he became Executive Officer of Business Development at Banco Santander Mexico, with responsibility for activities in the area of products of the bank. In 2006, he became responsible for the segments of Large Enterprises, Corporate, Institutional and High Income in Latin America, in addition to leading the product areas for the countries of Latin America (Comex, Cash Management, Payroll etc.). From 2008 to 2010, he performed the role of Chief Executive Officer of Banco Santander – Puerto Rico. As of 2010, he occupied the position of Vice President Officer of the Commercial area of Banco Santander Mexico, with responsibility for the business areas. At that time, he was also a member of the Board of Directors, Steering Committee, Asset and Liability Committee, Finance Committee and Risk Committee. As a Vice President Executive Officer, he is responsible for our Retail and Commercial Branches. He is also an Executive Officer of Banco Bandepe S.A.

Mário Roberto Opice Leão. Mr. Leão is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Escola Politecnica of the Universidade de São Paulo. He began his career in 1996 as an associate at Citigroup, in the financial control area, being the Financial Analyst of all wholesale products from Citigroup Brazil, including global markets, financing, and corporate banking accounts. In 2006, he served as Global Markets Manager, and had an active role in the development and innovation of derivatives in Brazil. From 2006 to 2008, he worked at Goldman Sachs as Fixed Income, Currencies and Commodities Manager, and, between 2008 to 2015, as Global Capital Markets Executive Superintendent of Morgan Stanley. Since October 2015, he has been part of the executive team of Santander Brasil, being responsible for wholesale banking, leading a team of 70 people servicing more than 700 large national and international companies in Brazil. This position also covers foreign exchange loans and treasury products. As one of our Vice President Executive Officers, he is also a member of our Sustainability Committee.

Patricia Souto Audi. Ms. Audi is Brazilian and was born on May 15, 1968. She holds a bachelor’s degree in Business Administration and she is an expert in public policies and government management. Between 2015 and 2018, she served as the secretary of Transparency and Prevention of Corruption at the Brazilian Ministry of Transparency; director of Benefits at INSS (National Institute of Social Security); coordinator at ILO (International Labor Organization) in Brazil; secretary of Management at the Ministry of Planning, Budget and Management of the Federal government and secretary of the

Social Development Council at Civil House, a governmental body directly connected to the Presidency of the Republic of Brazil. She joined Santander Brasil in August 2018 as Executive Superintendent Head of the Institutional Relations Department. Since January 2019, she is one of our Vice President Executive Officers, responsible for the Communication, Marketing, Institutional Relations and Sustainability Departments of Santander Brasil. She is also chief executive officer of Rojo Entretenimento S.A., Executive Officer of Universia Brasil S.A. and a member of the Board of Directors of Santander Cultural.

Vanessa de Souza Lobato Barbosa. Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing from Universidade Federal de Minas Gerais. From 1992 to 1995, she served as Marketing Local Manager at Banco Nacional, with responsibility for the sponsorship budget and micromarketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999 she started at Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006, she served as Local Superintendent, where she was responsible for one of the Retail’s Locals, with its head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the Northeast Region. From 2006 to 2013, Ms. Lobato was Executive Superintendent of one of our branch networks, with responsibility for the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana. As one of our Vice President Executive Officers, she is currently responsible for the Human Resources department. She is also a member of the Board of Directors of Santander Cultural.

José Roberto Machado Filho. Mr. Machado is Brazilian and was born on August 25, 1968. He holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial in São Paulo and has a master’s degree in Business, Economics and Finance from the Universidade de São Paulo. He was an engineer for Keumkang Limited from 1990 to 1991, a foreign Exchange Manager from 1992 to 1995 and a Manager of the emerging markets trading desk from 1992 to 1996 of Banco CCF Brasil S.A. He was also an Executive Officer of Banco Rabobank Internacional Brasil S.A. from 1998 to 2003 and was an Executive Officer of Banco Real from 2003 to 2009. Currently, he is responsible for the Individual Businesses area. He is also Executive Officer of Banco Bandepe S.A., administrator of Santander Brasil Administradora de Consórcio Ltda. and a member of the boards of directors of Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A., Santander Cultural, and B3- Brasil, Bolsa, Balcão.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in Accounting from the Universidade Santa Úrsula. As one of our officers, he has been acting as a controller working in the Accounting and Fiscal management areas of our companies since 2001. He was an Audit Manager for KPMG until 1991 and an accounting manager of Unibanco – União de Bancos Brasileiros S.A. from 1991 to 1999, and assistant superintendent of BankBoston Banco Múltiplo S.A. from 1999 to 2001. He is Chief Executive Officer of Banco Bandepe S.A. and Executive Officer of Santander Leasing S.A. Arrendamento Mercantil, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Santander Capitalização S.A., Aymoré CFI, Evidence Previdência S.A. and Sancap Investimentos e Participações S.A. He is also Administrator of Santander Brasil Administradora de Consórcio Ltda. He also serves as a member of the Fiscal Council of the Brazilian Federation of Banks, of the National Federation of Banks, of the Brazilian Institute of Banking Science and of the Banks Union in the States of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima. He has professional experience as a teacher: at ABEU—Faculdades Integradasm as Professor III, between March 1991 and February 1999, as a teacher for General Accounting under the accounting degree curriculum; at the Faculdade de Direito Cândido Mendes, as a substitute professor between March of 1997 and December of 1998 where he taught Elements of Accounting under the law degree curriculum; and at the Sponsor of Seminars promoted by IOB and IBRACON, in the year 1990, where he taught as part of the Training Programs of Accounting for Non-Accountants.

Ana Paula Vitali Janes Vescovi. Mrs. Vescovi is Brazilian and was born on April 8, 1969. She graduated in Economics from Universidade Federal do Espírito Santo, Master in Public Administration from Brazilian School of Public Administration at Fundação Getúlio Vargas/RJ, Master in Public Economics from Universidade de Brasilia/DF and postgraduate in Public Policies and Government Management from the National School of Public Administration/DF. Since 1999, she has worked in public service, with an emphasis on fiscal and financial management and public policies, with executive experience in the three spheres of government. Since 2015, she served as Chairman of the board of directors of Banco do Estado do Espírito Santo – BANESTES, Instituto de Resseguros do Brasil and Caixa Econômica Federal, and member of the Board of Directors of Eletrobras. As one of our officers, she is responsible for the macroeconomic research area.

André de Carvalho Novaes. Mr. Novaes is Brazilian and was born on April 14, 1969. He holds a degree in Economics from the Universidade Federal Fluminense and an executive MBA from BPS Business School (São Paulo and Toronto). From 1993 to 1997, he served as Products Coordinator in Santander Brasil, where he was responsible for credit proposals analysis, and in several areas at Aymoré CFI and in posts as commercial operator, credit and collection chief. In 1996, he served as coordinator of products in São Paulo. From 1997 to 2001, he served as commercial manager. From 2002 to 2008, he served as Regional Manager. From 2008 to 2012, he served within Santander Brasil as the person responsible for the Other Assets segment in Aymoré CFI. Since 2012, he has served as Executive Superintendent in Santander Brasil, with responsibility for Aymoré CFI’s Vehicle Partnerships. In December 2012, he became the Commercial Coordinator of Aymoré CFI, with responsibility for the Commercial and Partnerships team. Currently, Mr. Novaes is head of Santander Financiamentos and reports to the CFO. He is also Executive Officer of Aymoré CFI, Vice Chairman of the Board of Directors and Vice President Officer of Webmotors S.A., a member of the Board of Directors of Banco Hyundai Capital Brasil S.A. and Santander Auto S.A. and a member of the Board of Directors and Institutional Relations Officer of Banco RCI Brasil S.A.

Carlos Aguiar Neto. Mr. Aguiar is Brazilian and was born on March 5, 1971. He holds a degree in Electrical Engineering from Fundação Armando Alvares Penteado with specialization in Business Administration from Fundação Getúlio Vargas. From 1996 to 2007, he worked as Treasurer of Cargill Agrícola S.A., officer of Cargill Previdência and Executive Officer of Banco Cargill S/A. From 2007 to 2010, he was CFO and Investor Relations at BrasilAgro – Cia Brasileira de Propriedades Agrícolas S.A. From 2010 to 2015, he was CEO at Macquarie Crop Partners LP at Macquarie Bank responsible for funds that invest in farms and grain production in Brazil and Australia. Since 2015, he has been responsible for the agribusiness area of Santander Brasil. He is also a member of our Sustainability Committee.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in Corporate Economics from Fundação Getúlio Vargas and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He was the Economist of Banco de Crédito Nacional S.A. from 1995 to 1996, and Senior Economist at UNIBANCO – União de Bancos Brasileiros S.A. from 1996 to 1999. He was an associate of the Leveraged Finance team of UBS Warburg in 2000 in New York, Project Finance Superintendent of UNIBANCO from 2001 to 2003 and Corporate Banking Superintendent of UNIBANCO Representative Office in New York from 2003 to 2004. He became responsible for the project finance team of Santander Brasil in 2004 and for the areas of acquisition finance and syndicated lending in 2010. From 2011 to 2012, he was the Director responsible for the GCB Clients Risk Department, from 2013 to 2014 he was responsible for Global Transaction Banking and from 2015 to 2018 he was the officer responsible for the Credit Recovery Business and Personal and Real Estate Loans. Currently, Mr. Schmitt serves as our officer in charge of the Companies Business, Government and Institutional Retail sector.

Claudenice Lopes Duarte. Mrs. Duarte is Brazilian and was born on July 25, 1972. She holds a degree in Journalism from Faculdades Integradas Alcântara Machado with a specialization in Business Communication from Fundação Getúlio Vargas. From 1996 to 2009, she worked at GWA Comunicação

Integrada as Senior Director. From 2009 to 2010, she was Executive Manager of Press Relations at Santander Brasil. From 2011 to 2012, she was Superintendent of Relations with the Press and Institutional Relations at Santander Brasil and, as one of our officers, she is currently responsible for Internal and External Communications at Santander Brasil.

Daniel Fantoni Assa. Mr. Assa is Brazilian and was born on December 12, 1975. He holds a degree in Business Administration from Fundação Alberto Alvares Penteado and an MBA from Instituto Brasileiro de Mercado de Capitais. He started his career at Banco Real working at Corporate and Investment Bank and was responsible for structuring the areas of the commercial bank and investment bank. At Santander Brasil, between 2008 and 2011, he was Executive Superintendent of Corporate & Investment Banking; between 2011 and 2014, he was Executive Superintendent of Credit Recovery; between 2015 and 2016, he was Executive Superintendent of Corporate; and between 2016 and 2019, he was Executive Superintendent of Wholesale Risk. As one of our officers, he is responsible for the Corporate Risks area.

Elita Vechin Pastorelo Ariaz. Ms. Vechin is Brazilian and was born on March 28, 1970. She holds a degree in Law from Universidade de São Paulo, Master of Laws (LL.M.) from Temple University – Pennsylvania, and is a graduate of the Special Program in Corporate Finance from New York University. She is a member of the Bar Association in both Brazil and New York. Between 1992 and 1996, she was a lawyer at Tenege – Técnica Nacional de Engenharia S.A; between 1997 and 1998, she was foreign attorney at Cameron & Hornbostell LLP, Washington, DC; between 1998 and 2001, she was associate at Lebouf, Lamb, Greene and Macre, LLP in New York, NY. In 2002, she was Senior Counsel at Grupo Ultra. Between 2002 and 2018, she was head of the Legal Department of the Investment Bank at Grupo Safra. In 2018, she joined Santander Brasil as Executive Superintendent of the Legal Affairs Department, where she now serves as one of our officers.

Franco Luigi Fasoli. Mr. Fasoli is Brazilian and was born on September 18, 1975. He holds a degree in Business Administration from Fundação Alberto Alvares Penteado and a postgraduate degree in Financial Economics from Universidade de São Paulo. Working since 1997 with financial institutions, he started his career at Santander Brasil as Senior Manager of Products and Marketing. In 2001, he started at Banco Real as Senior Manager of Products and Marketing. After returning to Santander Brasil in 2001, he was Head of Trade Finance & Correspondent Banking & Cash Management at foreign branches such as Argentina, Italia and Spain. Since 2014, in Brazil, he has served as Head of Commercial Network for Middle Market and Retail. As one of our officers, he is currently responsible for the SP Capital branches network.

Geraldo José Rodrigues Alckmin Neto. Mr. Rodrigues is Brazilian and was born on September 8, 1981. He graduated in Business Administration from Pontifícia Universidade Católica de São Paulo. At Santander Brasil he served as Executive Superintendent since 2013. Between 2008 and 2013 he was Executive Superintendent of Insurances at Banco Santander México, attending the “Programa de Futuros Diretivos”. From 2004 to 2008, he served as Relationship Manager and Foreign Trade.

Germanuela de Almeida de Abreu. Mrs. de Abreu is Venezuelan and was born on December 6, 1975. She holds a degree in Economics from Universidad Católica Andrés Bello – Caracas/Venezuela with an MBA in Human Resources from USP (Universidade de São Paulo – São Paulo). She completed the Development Program for Board Members by Fundação Dom Cabral. She served at Banco da Venezuela (Grupo Santander Caracas) as Senior Risk Analyst from 1999 to 2001. At Santander Brasil, she was Senior Sales Support Manager between 2001 and 2002, Human Resources Training Consultant between 2002 and 2003, HR Risk Consultant between 2003 and 2006, Executive Manager of HR between 2006 and 2008 and Superintendent of Human Resources between 2008 and 2013. Since 2013 she has been our officer responsible for strategy related to performance management, career development, compensation, benefits and budget and spending management.

Gustavo Alejo Viviani. Mr. Alejo is Argentinian and was born on August 26, 1975. He holds a degree in Economics from Pontifícia Universidade Católica of São Paulo and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. He completed academic extension courses in Business Administration at the University of California-Berkeley and Advanced Corporate Finance at the London Business School. From July 1997 to March 1999, he was a Junior Research Analyst of Shares and Fixed Income at Citibank (Brasil). He has served at Santander Brasil since 2000, where he has been a Credit Consultant, a Trader, a Senior Relationship Manager, the Superintendent of Corporate and Investment Banking and the Managing Director of our Corporate and Investment Banking Division. He currently serves as our officer responsible for the Credit and Recovery Division.

Igor Mario Puga. Mr. Puga is Brazilian and was born on November 10, 1981. He holds a degree in Social Communication from the Casper Líbero School of Social Communication and a degree in Statistics and Applied Research from the Institute of Mathematics and Statistics of the University of São Paulo. After joining IG - Internet Group of Brazil (2000 to 2001) and Terra Networks (2002), he was JWT’s Digital Intelligence Manager from 2003 to 2004 and Africa Propaganda’s Digital Media Manager (from 2005 to 2006). From 2007 to 2014, as Founding Partner and General Officer, he served in the ID\TBWA group. Between 2014 and 2016, he served as Chief Interactive Officer and then Vice President of Integration and Innovation of the DM9DDB. Mr. Puga joined Santander Brasil in 2016, as the officer responsible for the Marketing Department. He is also a member of the Board of Directors of Santander Cultural.

Jean Paulo Kambourakis. Mr. Kambourakis is Brazilian and was born on May 9, 1980. He holds a degree in Electrical Engineering from Universidade de São Paulo and a degree in Business Administration from Fundação Getúlio Vargas. He started his career at Banco Real, where between 2004 and 2006, he was trainee, Senior Project Analyst and Project Consultant. He has been at Santander Brasil since 2006, where he has been Superintendent of Projects; Executive Superintendent of Organization and Efficiency; Executive Superintendent of Planning; and Executive Superintendent of Planning, Expenses and Efficiency. As one of our officers, he is currently responsible for the Securitization area.

José Teixeira de Vasconcelos Neto. Mr. Neto is Brazilian and was born on March 8, 1975. He holds a degree in Business Administration from the Universidade de Pernambuco - FCAP and in Economic Sciences from the Universidade Católica de Pernambuco. He completed specialization courses in Finance from FCAP-University of Pernambuco, an MBA in Marketing from Fundação Getúlio Vargas and an MBA in Retail (GVPEC) from Fundação Getúlio Vargas. He was General Manager of the Banco Citibank S.A. from 2000 to 2003. He served as Commercial Superintendent and Executive Superintendent at Banco Citibank S.A. - Consumer Finance Unit (Citi Financial) from 2003 to 2007. He was Regional Superintendent at Santander Brasil from August 2007 to July 2010. From August 2010 to September 2015, Mr. Neto served as the Executive Superintendent of the Network in Banco HSBC Brasil. He served as one of the officers responsible for our Branch network since 2015, and since January 2019, he has been responsible for the Direct network.

Luis Guilherme Mattos de Oliem Bittencourt. Mr. Bittencourt is Brazilian and was born on December 4, 1973. He holds a degree in Computer Engineering from the University of Campinas. He started his professional career in Banco Itaú-Unibanco serving in the areas of Business Intelligence, Electronic Channels and CRM, where he acquired 14 years of experience. From 2010 to 2012, in Banco HSBC Brasil, Mr. Bittencourt served in the areas of Distribution, Digital Channels and Customer Relationship Management, or “CRM.” Since 2013, Mr. Bittencourt has served in Santander Brasil, initially as Executive Superintendent of CRM, Digital Channels and Management Information System, Customers Intelligence and CRM and, currently serves as the officer responsible for Customers’ Service.

Luiz Masagão Ribeiro Filho. Mr. Masagão is Brazilian and was born on September 1, 1976. He holds a degree in Business Administration from Fundação Getulio Vargas. He started his career in 1997, serving as Operator of Interest Rates Options in Brazil at Banco Citibank S.A. until 2005. He was the Senior Operator of Foreign Exchange Options from February 2005 to September 2005 in ING Bank

N.V. Back to Banco Citibank S.A., he was Executive Manager from 2005 to 2008 and Superintendent from 2008 to 2009. Mr. Masagão served as Executive Superintendent of Fixed Income Sales from 2009 to 2010 at Morgan Stanley and then joined Santander Brasil’s team, initially serving as Chief of the GCB/Corporate Sales team, from 2010 to 2014, and last as Brazil’s Sales Executive Superintendent. On November 2018, he became the Treasurer of Santander Brasil, responsible for treasury operations, including Proprietary Trading, Market Making, Sales and Products. He is also Executive Officer of Banco Bandepe S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A.

Marino Alexandre Calheiros Aguiar. Mr. Aguiar is Portuguese and was born on May 14, 1971. He graduated with a degree in Business Administration from the Technical University of Lisbon and an MBA in Information Technology and Internet. Mr. Aguiar started his career in 1994 as a Systems Analyst at Accenture in Portugal, responsible for Functional Design and Technical Computer Systems. From 1996 to 1999, he had the task of Coordinator and, in 1999, became Manager responsible for providing consulting and technology services to banking institutions in Portugal and Brazil. He held the position of Senior Manager from 2002 to 2006, and was an officer from 2006 to 2008, responsible for developing the commercial and relationship strategy of the Insurance segment. Between 2008 and 2010, he worked for CPM Braxis as an officer, with responsibility for the technology program of a major financial institution in Brazil. In 2010, Mr. Aguiar became a statutory officer at Accenture Brazil, responsible for technology services to the financial industry in Latin America. He is currently one of our officers, and is responsible for our Technology area in the Vice Presidency of Proceedings, Technology and Operations unit. He is also Superintendent Executive Officer of Santander Brasil Tecnologia S.A.

Rafael Bello Noya. Mr. Noya is Brazilian and was born on October 19, 1977. He holds a degree in Business Administration from Universidade de São Paulo and completed several courses, including Building and Sustaining Competitive Advantage at Harvard Business School, and Leadership in Talent Management and Development at IMD International. He also completed the LEAD Program at the IE Business School and Corporate Leadership Program at IESE Business School. He began his career at Citibank, where he worked from 1996 to 2007 across several divisions. He also served as a member of the Citibank Credit Committee. He joined Santander Brasil in 2007, where he became responsible for clients coverage in the Corporate Investment Banking Department. From June 2015 to August 2017, Mr. Noya was the Head of the Credit Markets Unit at Santander Brasil, where he was responsible for a team of 70 specialists on the origination and execution of operations in the areas of Capital Markets (both domestic and international), Syndicated Loans, Project Financing, Acquisitions and Asset and Capital Structuring. During this period, he was also the Chairman of the Board of Directors and a member of the Human Resources Executive Committee at BW Guirapa I S.A. Since August 2017, Mr. Noya has been the Head of Banking, where he has been responsible for leading a team of approximately 60 people that covers the largest Brazilian corporate companies, financial institutions and private equity institutions. He is also an officer of Santander Leasing S.A. Arrendamento Mercantil and of Atual Serviços de Recuperação de Crédito e Meios Digitais S.A.

Ramón Sanchez Díez. Mr. Sanchez is Spanish and was born on October 29, 1968. He holds a bachelor’s degree in Economics from the Universidad Autónoma de Madrid and has completed an Advanced Management Program at the Wharton School of Business at the University of Pennsylvania. He is a Certified Regulatory and Compliance Professional (CRCP) and a Certified Anti-Money Laundering Specialist (CAMS).  He served as a Financial Analyst and Portfolio Manager for Santander Brasil’s New York branch from 1992 to 1997, and as an officer for Strategy and Analysis for Latin American banks at Santander Spain in Madrid from 1997 to 2003. He was an officer for Strategy and Investor Relations for Santander Brasil from 2004 to 2006, Head of Customer Acquisition from 2007 to 2009, was in charge of our retail banking channels (call center, internet, mobile and ATM) from 2009 until 2011 and, before his current position, was the Head of Retail Commercial Planning and Communication. Mr. Díez was president of the Spanish Chamber of Commerce in Brazil between 2006 and 2009. As one of our officers, he is responsible for our Compliance Department. He also serves as Executive Officer of Banco Bandepe S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A.

Ramon Sanchez Santiago. Mr. Ramon Sanchez Santiago is Spanish and was born on May 25, 1969. He graduated in Law from the University of Salamanca, Spain. Between 2010 and 2011, he was Project Leader of the Santander Group, responsible for the project to reduce the Risk Weighted Assets (RWA) throughout the Group. He was also Head of Internal Audit at Santander UK from 2011 to 2014. From 2015 to 2018, he served as Internal Audit Officer of the Santander Group for Capital and Solvency. As one of our Executive Officers, Mr. Santiago has been responsible for our Internal Audit area since September 2018.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. As one of our officers, he is responsible for accounting and tax procedures, planning strategies and corporate reorganization processes. He also serves as Administrator of Aquanima Brasil Ltda. and Summer Empreendimentos Ltda., as Executive Officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Banco Bandepe S.A. and Santander Holding Imobiliária S.A., as Vice President Officer of Santander Corretora de Seguros, Investimentos e Serviços S.A. and as Administrative Officer of Norchem Participações e Consultoria S.A.

Roberto Alexandre Borges Fischetti. Mr. Fischetti is Brazilian and was born in August 28, 1975. He holds a degree in Economics from the business school of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade (FEA), Universidade de São Paulo). Mr. Fischetti has acted in the Brazilian financial market and banking industry since 1998. From 1998 to 2003, he worked at Deustche Bank as Fixed Income Trader, responsible for management of proprietary interest and exchange positions. From 2004 to 2007, he was Superintendent of Treasury Products at Banco Real, responsible for the structuring of operations and treasury products and coordination of the product team. Since 2007, Mr. Fischetti was Financial Executive Superintendent of Santander Brasil, responsible for the management of structural interest and exchange rate exposures, local and external liquidity management, and the pricing of commercial operations. As one of our officers, he is responsible for the ALM financial management. He is also a member of the Board of Directors of Banco RCI Brasil S.A.

Robson de Souza Rezende. Mr. Rezende is Brazilian, born January 24, 1967. He holds a degree in Statistics from Associação - Salgado de Oliveira de Educação e Cultura in Niteroi in the state of Rio de Janeiro and an MBA in Marketing from ESPM-SP. He began his career at Unibanco, where he worked between 1985 and 1999 in the Management of Agencies and later in the Human Resources Area working in Training and Development with a focus on the Agencies of Unibanco. Mr. Rezende joined Santander Brasil in 1999. From 1999 to 2003, he served as a Superintendent of Human Resources. From 2003 to 2008, he served as Regional Superintendent. From 2008 to 2010, he worked as Superintendent of Commercial Models, during which time he participated in the integration of the commercial model of Santander Brasil and Banco Real. He also led the Santander branch expansion project in Brazil for three years from 2010 to 2013. He was responsible for the Branch network in the state of Rio de Janeiro, managing approximately 290 branches and 3,700 employees in the region. As one of our officers, he is currently responsible for the Commercial Retail Network.

Sandro Kohler Marcondes. Mr. Marcondes is Brazilian and was born on April 16, 1964. He graduated in Business Administration from Unicentro Paraná. He completed Master Degree in Business Administration by Fundação Getúlio Vargas. At Santander Brasil since 2018, he served as Executive Superintendent Global Debt Financing. In 2018, he served as Executive Officer of Financing and Investor Relations at Neoenergia S.A. From 2005 to 2018 he served as Executive Officer at Banco do Brasil S.A. and also at Banco do Brasil S.A. from 1999 to 2004 he served as General Manager in Paris and Assistant General Manager.

Sandro Rogério da Silva Gamba. – Mr. Gamba is Brazilian and was born on August 31, 1975. He graduated in Civil Engineering from Universidade Mackenzie, post graduated in Production Engineering from Universidade de São Paulo –USP and Real State Business from Fundação Armando Alvares Penteado – FAAP and MBA from Insper. At Gafisa S.A., from 1998 to 2004 held positions like: engineer, coordinator and manager; from 2004 to 2007 he served as new business manager; from 2007 to 2011 served as Director; from 2011 to 2014 served as Executive Officer and, at last, he served as CEO from 2014 to 2018. In addition, he served as member of the Board of Directors of Construtora Tenda from 2012 to 2014 and of Alphaville Urbanismo from 2017 to 2019.

Thomas Gregor Ilg. Mr. Ilg is Brazilian and was born on September 12, 1968. He holds a degree in Agricultural Engineering from the Universidade Estadual de Campinas, and a postgraduate diploma in Business Administration from the Fundação Getúlio Vargas. He has been engaged in the financial markets for almost 30 years, including almost 20 years with Santander Brasil and 10 years with The First National Bank of Boston, where he first joined as a trainee in the Risks and Business areas. At Santander Brasil, he was responsible for the Corporate Banking Business until the beginning of 2007 when he joined our Treasury Division to develop an area designed to distribute derivatives to the Middle Market, Private Banking and Retail Business in general. At the end of 2008, he moved to the Credit Division to manage the Corporate Banking Risk area, and currently he is responsible for our SMEs Retail Risks area. He is also a member of the Board of Directors of Banco RCI Brasil S.A.

Vitor Ohtsuki. Mr. Ohtsuki is Brazilian and was born on June 5, 1977. He graduated in Production Engineering from Universidade de São Paulo. He completed the MBA in Marketing by Universidade de São Paulo and Master’s Degree in Global Management by Stanford University. At Santander Brasil since 2004, he served as Private Banking Head, Executive Superintendent of Wealth Management, Private Banking Superintendent, Executive Manager and General Manager. Also, he served as Marketing Manager at Banco Citibank S.A. from 2000 to 2004.

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

Compensation of Directors, Executive Officers and Members of the Audit Committee

Our shareholders establish the maximum total annual aggregate compensation of our Directors and Officers at the annual shareholders’ meeting. The compensation of the members of our Audit Committee is established by our Board of Directors. The compensation of our directors, officers and members of our audit committee is as follows:

Board of Directors

Fixed compensation composed of monthly payments and benefits within the overall limit approved at our annual general shareholders’ meeting. In exceptional and fully justified cases, the Chairman of our Board of Directors may also receive an annual variable compensation for his or her duties as determined by the Compensation Committee and the Board of Directors, within the annual limit set forth at the annual shareholders meeting. If granted, such variable compensation should consider the form of payment and the different deferral percentages, according to the level of variable compensation received in the year, and observe the Malus and/or Clawback clause with the possibility of reducing and/or returning up to 100% of the value of the variable compensation.

Board of Executive Officers

Fixed compensation composed of monthly payments, benefits, pensions and variable compensation, always within the overall limit of annual compensation, approved at the annual general shareholders’ meeting.

The variable compensation shall be paid considering the different deferral percentages depending on the level of the variable compensation received in the year (includes amount of Long-Term Incentive - ILP in the year of grant, valued at the granting price), and observe the Malus and/or Clawback clause with the possibility of reducing and/or returning up to 100% of the value of the variable compensation in the assumptions.

Audit Committee

Fixed compensation consisting of monthly fees, as established by the Board of Directors. In cases where a member of the Board of Directors is also a member of our Audit Committee, in accordance with the applicable regulations and internal rules of the committee itself, such member should elect to receive compensation in relation to their functions for either the Board of Directors or the Audit Committee.

Supervisory Board

Fixed compensation composed of monthly fees in the amount approved at our General Shareholders' Meeting.

In relation to the other Advisory Committees, such members are also entitled to a fixed compensation composed of monthly fees.

Compensation Plan Overview

At the general shareholders meeting held on April 26, 2019, the compensation limit was set up to R$400 million for our Directors and Executive Officers and R$4.0 million for our Audit Committee, for the 12-month period starting on January 1, 2019, as proposed by the Board of Directors at the meeting held on March 27, 2019. For the abovementioned twelve-month period, members of our Board of Directors and Executive Officers received a total of approximately R$277 million and members of our Audit Committee received a total of approximately R$3.2 million. The total amount of contributions for pension plans of our Board of Directors in 2019 was R$38 million.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of our Directors, members of the Fiscal Council, if installed, and officers without indicating any individual name. Please find below the information for the years of 2017, 2018 and 2019:

	Board of Executive Officers			Board of Directors				Fiscal Council
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Nº of members	41.70	42.20	44.00	9.90	10.00	10.00	2.50	-	-
Nº of paid members	40.90	40.80	40.50	4.80	5.00	4.17	1.30	-	-
Value of highest compensation (Reais)	45,325,345.00	43,068,683.26	29,985,549.15	1,752,022.72	1,563,056.44	1,444,916.60	55,370.00	-	-
Value of lowest compensation (Reais)	1,843,405.07	2,026,240.06	1,795,457.14	769,131.80	700,542.46	544,316.60	-	-	-
Average value of compensation (Reais)	6,647,842.60	6,884,079.47	5,675,740.27	1,012,232.27	772,680.82	752,412.19	132,888.00	-	-

As approved by our Board of Directors at the meeting held on December 23, 2009, we indemnify our Directors and Executive Officers and members of the Audit Committee from claims arising during the time they occupy their respective offices. This relates, exclusively to court or administrative costs and attorneys’ fees, except in cases of bad faith, gross negligence, willful misconduct or mismanagement by our Directors or Executive Officers. This indemnity was also granted to the members of the Audit Committee and the Compensation Committee.

Variable Compensation

The criteria for granting and paying variable compensation vary according to the activities performed by the different areas and, therefore, payment of the variable compensation may differ depending on the department and activities performed by each member.

Long Term Incentive Programs

We have four programs for long-term compensation: (i) the Deferral Program; (ii) Long Term Incentive Plan - Private Ultra High; (iii) the Second Long-Term Incentive Global Plan CRDIV – Grant 2015 and (iv) LTIP Technology.

Executive Officers and Executives in key positions are eligible to participate in these plans, which last three years, and promote our Executive Officers and Executives’ commitment to our long-term results. Members of the Board of Directors can only participate if they are Executive Officers.

Deferral Program

Our deferral program is available to our Statutory Officers, Officers in positions of management and certain other eligible employees. As part of the deferral program, we defer between 40% and 60% of the variable compensation of an employee over a period of three to five years, depending on the employee’s level of responsibility.

The program aims to (i) align the program with the principles of the Financial Stability Board, or “FSB,” agreed upon at the G20; (ii) align our interests with those of the plan’s participants (to achieve sustainable and recurring growth and profitability of our businesses and to recognize the participants’ contributions); (iii) allow the retention of participants; and (iv) improve our performance and protect the interests of shareholders via a long-term commitment.

Pursuant to Brazilian law, variable compensation is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least 3 years. These rules are effective as from January 1, 2012.

The following table summarizes the rules of payment to variable compensation taking as an example the exercise ended of December 31, 2019.

2020	2021	2022	2023
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded
30% in units (with one year lockup)	Remaining 20% in units
	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded

If the amount of the variable compensation is between R$5.5 million and R$8 million, the deferral is 50%, which shall be paid in up to five tranches, 25% of which is paid in cash and the other 25% is paid in units, each with a one-year lock-up. If the variable compensation amount is equal to or greater than R$8 million, the deferral is 60%, which shall be paid in up to five tranches, 30% of which is paid in cash, and the other 30% paid in units with a one-year lock-up. In the case of the Chief Executive Officer, the deferral in this program is at least 50%, with at least 25% paid in accordance with above.

Still pursuant to Brazilian law, payments made under the deferral program are subject to total or partial cancellation, or claw back, in cases of: (i) our unsatisfactory financial performance (financial results audited lower than as defined in our business plan or loss in the period); (ii) failure to comply with internal policies, especially policies for risk management (with the need for reclassification of operations or revision of provisions); (iii) substantial change in our financial condition, unless arising from changes in accounting standards (damages, financial loss); or (iv) significant changes in our share capital or risk profile. If the board of directors deems it necessary, it may also take into account any change in the capital base of the Santander Group.

We renew and update our deferral program every year. As of December 31, 2019, we had five plans outstanding: one for each fiscal year: 2015, 2016, 2017, 2018 and 2019. As of December 31, 2019, we recorded total expenses of R$203 million in connection with our Deferral Program compared to total expenses of R$126 million in 2018.

Deferral Program –2015, 2016, 2017 2018 and 2019

Our 2015 to 2019 deferral programs are divided in two programs:

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

From the financial year 2019, the rule for the Collective Unidentified was changed to:

• Superintendents: Employees. Superintendent-level employees are eligible for this program. Deferred compensation is paid 50% in cash, and 50% in units.

• Other: Employees. Employees with variable remuneration above a minimum stipulated amount are eligible. Deferred compensation is paid 50% in cash, and 50% in units.

Long-Term Incentive Plan - Private Ultra High

Released in 2017, its objective is to align the interests of Banco Santander and the participant aiming, on the one hand, to the growth and profitability of the Private business and, on the other, to the recognition of the participant's contribution. The Plan’s objective is the payment of variable compensation by the Bank to the participants.

On December 31, 2019 the performance period ended and as the indicators had no minimum achievement, there will be no payment to the participants in this plan.

LTIP Technology

It is a retention plan for key positions launched in July 2019 where the participant must remain in employment until the payment date to be entitled to receive it.

Each executive had a reference value defined in Reais, which was converted into shares of Santander Brasil (SANB11) at a price of R$44.66, which will be delivered in July 2022, with a 1-year restriction.

Payment is subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

Global Long-Term Incentive Program

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

1.       TSR vs. Competitor

RTA in 2015	“Coefficient RTA 2015”
(% on the RTA 2015 budgeted)
≥ 90%	1
> 75% to < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Linear increase of the RTA 2015 coefficient in function of the concrete percentage that the RTA 2015 represents on the budget of this scale line.

2.       ROTE Bank (Return on Tangible Equity) vs Budgeted

ROTE in 2015	“Coefficient ROTE 2015”
(% on the ROTE 2015 budgeted)
≥ 90%	1
> 75% to < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Linear increment of the ROTE 2015 coefficient in function of the concrete percentage that the ROTE 2015 represents on the budget of this scale line.

3.       Employees Satisfaction

Position among the best banks to work in 2017	“Coefficient Employees”
1st to 3rd	1
4th or subsequent	0

4.       Client satisfaction

Position among the best banks according to client satisfaction index in 2017	“Coefficient Clients”
1st to 3rd	1
4th or subsequent	0.5 – 1 (*)

5.       Business bindings vs Budgeted

Clients companies 1 and 2 linked	“Coefficient Companies”
(% on budget for the corresponding market)
≥ 100%	1
> 90% and < 100%	0.5 – 1 (*)
≤ 90%	0

(*)	Linear increment of the coefficient companies according to the concrete percentage, within these lines of each scale that the number of linked clients of each type represents on December 31, 2017 on the budgeted.

Each executive had a target in reais, which has been converted into Santander Group shares for a price of R$17.473 which was delivered in 2019, with a lockup of one year after each delivery.

Due to the Group's capital increase (2017), the number of target shares was increased by approximately 1.5%.

At the end of the benchmarking period, the achievement of Phase 1 was 91.5% and Phase 2 was 73.09%, resulting in the plan's final achievement of 66.88%.

Payment for the SAN shares resulting from the final achievement of the plan was made in cash in March / 2019 based on the quotation of R $ 45.49, to the “Extended Group” participants (without restriction of disposal) and to the participants of the Identified Collective, in March 2020, after the 1 year restriction period.

In the year ended December 31, 2019, there were no “pro rata” expenses recorded relating to costs on the respective dates of the cycles of the global program. The expenses related to the plans are recognized as “Other liabilities—Provision for share-based payments.”

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

For further information on SBPrev, please see “— D. Employees.”

6C.	Board Practices

Our shareholders elect members of our Board of Directors at the annual general shareholders’ meeting for two-year terms (members may be reelected). The Board of Directors appoints our executive officers for two-year terms (members may be reelected).

The current members of the Board of Directors were elected at the ordinary shareholders’ meeting held on April 26, 2019, to serve until the ordinary shareholders’ meeting to be held in 2021. The current Executive Officers were elected at Board of Directors meetings held on May 3, 2019, July 2, 2019 and February 3, 2020 for terms of office until the first Board of Directors meeting occurs after the ordinary shareholders’ meeting, which is to be held in 2021. The Board of Directors usually meets eight times a year, but meetings may be held more frequently as the discretion of the Chairman of the Board of Directors. The Executive Officers meet as often as required by the Chief Executive Officer, or a designated person.

On August 31, 2017, our Board of Directors approved its regulations, which can be accessed by shareholders on the website www.santander.com.br/ri, in the section entitled “Corporate Governance—Management Board—Regulations of the Board of Directors”. The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in, this annual report.

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council, as a publicly held company, is voluntary. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders, representing at least one percent of the voting shares or two percent of the nonvoting shares. The fiscal council was installed at our ordinary shareholders’ meeting held on April 26, 2019. All current members of our fiscal council were elected at the ordinary shareholders’ meeting held on April 26, 2019 to serve until the ordinary shareholders’ meeting to be held in 2020.

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

The following table sets forth the members of our fiscal council as of the date of this annual report:

Name	Position	Date of Birth
Antonio Melchiades Baldisera	Member	January 26, 1952
João Guilherme de Andrade So Consiglio	Member	December 7, 1968
Louise Barsi	Member	September 7, 1994

Below are the biographies of the members of our fiscal council.

Antonio Melchiades Baldisera. Mr. Baldisera is Brazilian and was born on January 26, 1952. He graduated with a degree in Accounting, a postgraduate degree in Accounting Management from the Fundação Getúlio Vargas and with an MBA in Controlling, Audit and Tax Management from Fundação Getúlio Vargas. He served as General Accounting Manager at Banco Noroeste S.A. until 1997. At Santander Brasil, he served as General Manager and Deputy Officer of the Accounting Department from 1998 to 2000. He was General Audit Manager of Banco Sudameris do Brasil S.A. from 2000 to 2003. He was also representative at FEBRABAN at the Electronic Fraud and Operational Security Subcommissions (Subcomissão de Fraudes Eletrônicas e Subcomissão de Segurança Operacional), and representative at FEBRABAN at the Internal Audit Committee. He was Executive Superintendent of Santander Brasil between 2003 and 2018, working in the Internal, External and Electronic Fraud Management area. He is currently a Consultant at AMB - Business Consulting in Prevention and Treatment of Financial Fraud, Operational Safety and Audit.

João Guilherme de Andrade So Consiglio. Mr. Consiglio is Brazilian and Italian and was born on December 7, 1968. He is graduated in Economics from the Universidade de São Paulo (USP), with a postgraduate degree from Degli Studi University, Genova, Italy. He has worked in the financial market and as an economist for more than 25 years. He was Executive Vice President of Santander Brasil and member of the Executive Committee of the Bank in Brazil for seven years, responsible for business with large corporate clients (Corporate). He was also Product Officer of ABN AMRO/Banco Real and worked in the Corporate Development area, leading acquisitions and divestments of the Bank in Brazil, Private Equity and Capital Market operations. Prior to joining the financial market he was an economist at the Bunge Group. He has participated in several boards of directors such as Banco RCI Brasil S.A, CIP (Interbank Chamber of Payments) and Cia. Brasileira de Soluções e Serviços, among others. He is currently a board member of Unipar Carbocloro S.A.

Louise Barsi. Ms. Barsi is Brazilian and was born on September 7, 1994. She holds a degree in Economics from Universidade Presbiteriana Mackenzie and in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP). Currently she holds a post-graduate degree in Capital Markets at the Fundação Escola de Comércio Álvares Penteado (FECAP) and a master's degree in Accounting with a financial specialization from Fundação Escola de Comércio Álvares Penteado (FECAP). Ms. Barsi is a CNPI analyst at Elite Investimentos and participated in the Fiscal Council of Unipar Carbocloro from April 2016 to October 2017. She is currently member of the board of directors at Eternit since April 2018 and has been a substitute member of the board of directors at Unipar Carbocloro since April of 2018 and an Alternate Member of the Fiscal Council of Eletropaulo (a subsidiary of Enel).

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

Our audit committee is composed of three to six members, elected by our board of directors, among persons, members of the board of directors and others, who meet all statutory and regulatory requirements for the exercise of their office, including any requirements to ensure their independent judgment, and who shall serve for a one-year term and may be reelected pursuant to applicable legislation for up to four consecutive times to a maximum five-year term of office. One of the members shall be designated as the audit committee’s coordinator, and at least one member must have proven knowledge in the areas of accounting and auditing (financial expert).

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

The current members of the audit committee are Luiz Carlos Nannini, who acts as financial expert and Maria Elena Cardoso Figueira, Julio Sergio de Souza Cardozo and Deborah Stern Vieitas, who act as coordinator. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on May 3, 2019 to serve for a one-year term.

Set forth below are the biographies of the members of our audit committee:

Maria Elena Cardoso Figueira. Ms. Figueira is Brazilian, was born on November 29, 1965 and graduated in Economics from the Pontifical Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro). Ms. Figueira is a certified member of the Board of Directors and supervisory Board of IBGC (the Brazilian Institute of Corporate Governance) and a partner of Figueira Consultoria Financeira, her individual financial advisory firm. Ms. Figueira has attended training programs in Brazil (through ISE, FAAP, KPMG and IBGC) and abroad (through IESE and IE) and has extensive professional experience in finance and tax, including at Arthur Andersen, Banco Bilbao Vizcaya, KPMG, Santander (in Brazil, as Deputy Director in charge of Tax Planning, and in Spain, from April 2012 to May 2014, where she worked in the Department of Financial Regulation and Accounting Standards focusing on capital allocation). Since 2004, Ms. Figueira has also served as a member of the Audit Committees and advisory Boards of: (i) Santander Brasil, acting as an independent member of the Audit Committee since May 2018; (ii) HSBC Brasil S.A . - Banco de Investimentos

(from June 2017 to April 2018), as a member and Chairman of the Advisory and Audit and Risk Committee; (iii) HSBC Brasil S.A. - Banco Múltiplo, from October 2014 to June 2016, as chairman and member of the Advisory Board and the Audit and Risk Committee; and (iv) Santander Brasil, from August 2004 to April 2012, as an independent member of the Audit Committee, Coordinator and financial expert. Since 2015, Ms. Figueira has been an associate member of the IBGC Financial Institutions Governance Committee, a member of the Women Corporate Directors - WCD - Brazil chapter and, since 2017, she is an associate member of the Strategic Governance Committee of American Chamber of Commerce in Brazil (Amcham Brasil).

Luiz Carlos Nannini. Mr. Nannini is Brazilian and was born on January 2, 1960. He holds a degree in Accounting Sciences, with several specialization courses in Brazil and abroad, including a leadership course at Harvard. He has more than 30 years of experience in the conduct of independent audit services, including: the preparation of financial statements in accordance with IFRS and U.S. GAAP; due diligence; implementation of internal controls (including IT); corporate restructuring; tax planning and affairs; and participation in advisory councils in Brazil, the U.S. and globally. Furthermore, Mr. Nannini has significant experience in audit committees and fiscal councils of publicly held Brazilian companies. Currently he is a member and financial expert of our Audit Committee.

Julio Sergio de Souza Cardozo. Mr. Cardozo is Brazilian, born on August 18, 1944. He holds a degree in Accounting and Business Administration from Universidade Presbiteriana Mackenzie of Rio de Janeiro and a PhD in Finance and Internal Controls from the Universidade do Estado do Rio de Janeiro, where he acted as Auditor and Accounting Professor at the undergraduate and graduate levels until August 2016. From 1985 to 2001, he served as Audit Partner at Ernst & Young Brazil. From 2001 to 2007, he held the positions of CEO and Chairman of the Board of Ernst & Young Brazil, as well as Board member of Ernst & Young Americas (New York). In the same period, he served as CEO and Chairman of the Board of EY South America and a member of the Fiscal Council of USIMINAS, Santa Catarina Power Plants and BRADESPAR. He has also served as a member of the Board of Directors and coordinator member of the Audit Committee of the credit card manager AVISTA S.A. Currently, Cardozo is the Managing Partner of Júlio Sergio Cardozo & Associados Consultoria em Negócios Ltda.; member of the Board of Directors of Saraiva S.A. Livreiros e Editores; member of the Fiscal Council of Centrais Elétricas do Ceará and professor of the MBA Program in Finance of Fundação Getúlio Vargas.

Deborah Stern Vieitas. See “—Members of the Board of Directors.”

Compensation Committee

In compliance with regulations issued by the Brazilian Central Bank (specifically, CMN Resolution No. 3,921/2010 of November 25, 2010), on February 7, 2012, our shareholders established the compensation committee in our By-laws, which also acts as the compensation committee for certain of our affiliates and subsidiaries.

Our compensation committee is composed of three to five members, appointed by the board of directors from among persons who meet all statutory and regulatory requirements for the exercise of their office. At least one of the members cannot be an executive officer and the others may or may not be members of our board of directors, and at least two members shall be independent, pursuant to paragraph 3 of article 14 of our By-Laws. The compensation committee shall have in its composition qualified members with the experience required for competent and independent judgment regarding our internal compensation policy and the repercussions of this internal compensation policy on risk management. Such persons shall serve for a term of two years and may be reelected for up to four consecutive times, pursuant to applicable legislation.

Our compensation committee has as its main functions:

•	to develop internal compensation policies applicable to our management and make proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;

•	to supervise the implementation and coming into operation of the compensation policy for our management;

•	to propose to the board of directors the aggregate compensation of our management to be submitted to the general meeting, pursuant to Article 152 of Brazilian Corporate Law;

•	to analyze our internal officer and board compensation policies and procedures in comparison with market practice, and recommend changes to align our policies with market practice if significant differences from market practice are identified;

•	to prepare annually, within 90 days as from December 31 of each year, the compensation committee report, in accordance with applicable statutory and regulatory provisions; and

•	to ensure that the management compensation policy is compatible with our risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable regulatory provisions and regulations published by the Brazilian Central Bank.

The current members of the compensation committee are Deborah Patricia Wright (who acts as coordinator), Álvaro Antonio Cardoso de Souza, Celso Clemente Giacometti and Luiz Fernando Sanzogo Giorgi. The current members of the compensation committee were appointed on May 3, 2019 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2021.

Set forth below are the biographies of the members of our compensation committee:

Deborah Patricia Wright. See “—Members of the Board of Directors.”

Álvaro Antonio Cardoso de Souza. See “—Members of the Board of Directors.”

Celso Clemente Giacometti. See “—Members of the Board of Directors.”

Luiz Fernando Sanzogo Giorgi. Mr. Giorgi is Brazilian and was born on September 3, 1964. He has a bachelor’s degree in Business Administration from Fundação Armando Alvares Penteado (FAAP) and over 26 years of experience in management. He started his career in 1982 at Price Waterhouse, where he worked until 1986, and, then at Embraer, where he worked between 1986 and 1989. From 1989 to 2003, he worked as a consultant and director at Hay Group, and from 2003 to 2005, he worked for the Suzano Group as a Vice Chairman of Suzano Holding. He was a member of the Management Committee of the Board of Directors of Suzano Papel e Celulose, Chief Executive Officer of Suzano Petroquímica and a full member of the Board of Petroflex. In September of 2005, he founded LFG – Assessoria em Gestão Empresarial e Liderança. From 2007 to 2015, he served as a member of the board of directors of Santher S.A.; from 2007 to 2011, he served as a full member of the board of directors of J. Macedo Alimentos S.A.; in 2008, he served as a full member of the board of directors of Vix Logística S.A.; from 2007 to 2008, he served as a member of the HR Committee of the board of directors of Grupo Libra S.A.; and in 2013, he served as a member of the board of directors of Itautec S.A. Currently, he serves as a member of the boards of directors of Vonpar S.A. and Empresas Concremat. He is also a member of the Advisory Board of Heads Agência de Propaganda and chairman of the Board of Directors of Teadit S.A. He holds the position of member of the HR Committees of Sul América Seguros S.A., Lojas Marisa S.A. and Martins Atacadista S.A. He is also a member of our Nomination and Governance Committee.

Risk and Compliance Committee

The Risk and Compliance Committee is a consultative body, which has the responsibility of advising our Board of Directors on subjects related to the policies, operational directions and methodologies of capital allocation, risk management and exposure edges, according to applicable law, as well as advising on compliance practices that enhance our management regarding transparency and monitoring of compliance functions of the institution. For more details about risk management, see the information under note 47: Risk Management of the financial statements.

The risk and compliance committee is composed of three to six members, provided that the majority of them: (i) may not be, nor may they have been, employees of Santander Brasil in the last six months prior to their appointment; (ii) may not be the spouse or relative of a person referred to in item (i) herein; (iii) cannot receive from us any compensation that does not relate to their role as a member of the risk and compliance committee or the board of directors; (iv) must have experience in risk management; and (v) may not be a controlling shareholder of Santander Brasil nor participate in decisions at the executive level. The term of office is two years, reelection permitted, and the members may be removed at any time. The risk and compliance committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the risk and compliance committee are Bernardo Parnes (who acts as coordinator), Álvaro Antônio Cardoso de Souza, José de Paiva Ferreira and René Luiz Grande. The current members of the risk and compliance committee were appointed on May 3, 2019, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2021.

Bernardo Parnes. Mr. Parnes is Brazilian and was born on March 4, 1960. He holds a degree in Business Administration with a focus on finance from Fundação Armando Álvares Penteado, SP, and Law from Faculdade de Direito da Universidade de São Paulo, focused in Business Law. He also has a postgraduate in Economics and Finance from Fundação Getúlio Vargas. Mr. Bernardo was CEO of Deutsche Bank Latin America and Chief Country Officer of Deutsche Bank Brazil. At Deutsche Bank, he was also a member of the Americas’ Executive Committee, the Regional Management Executive Committee and the Latin American Advisory Board. Prior to Deutsche Bank, he was CEO of Banco Bradesco BBI S.A., and before that, he was CEO of JSI Investimentos Ltda., part of the Safra Group. Mr. Parnes also worked for 14 years at Merrill Lynch, where he was Country Head of Brazil, and worked for seven years at Citigroup in Brazil. He is currently a member of the board of directors of Albert Einstein Hospital, MASP (São Paulo Art Museum) and Coordinator of our Risk and Compliance Committee.

Álvaro Antônio Cardoso de Souza. See “—Members of the Board of Directors.”

José de Paiva Ferreira. See “—Members of the Board of Directors.”

René Luiz Grande. Mr. Grande is Brazilian and was born on April 19, 1953. He holds a degree in Economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in National Financial System from Fundação Instituto de Administração. He was an employee of the Brazilian Central Bank, qualified by the public examination since June, 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank he served as an Analyst from 1975 to 1978; Technical Assistant from 1978 to 1989; Inspection Supervisor from 1989 to 1999; Head of the Banking Supervisory and Technical Department from 1999 to 2003; and Deputy Head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of Head of Human Resources with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975. Currently, Mr. Grande is a member of our Risk and Compliance Committee, having held the position of Coordinator of our Audit Committee from 2012 to 2017.

Nomination and Governance Committee

The nomination and governance committee is a consultative body which is responsible for advising the board of directors on subjects related to the nomination and governance of Santander Brasil.

The committee is composed of three to seven members, and the majority of those members must be independent and, preferably, also members of the board of directors. The term of office is two years, reelection permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the nomination and governance committee are Celso Clemente Giacometti (who acts as coordinator), Álvaro Antonio Cardoso de Souza, Deborah Patricia Wright and Luiz Fernando Sanzogo Giorgi. The current members of the nomination and governance committee were appointed on May 3, 2019 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2021.

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

The committee comprises three to five members, and at least one of these members must be independent. The term of office is of two years, reelection permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the sustainability committee are Marília Artimonte Rocca (who also acts as coordinator), Carlos Rey de Vicente, Carlos Aguiar Neto, Mário Roberto Opice Leão and Tarcila Reis Corrêa Ursini. The current members of the sustainability committee were appointed on May 3, 2019, August 6, 2019 and December 31, 2019 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2021.

Marília Artimonte Rocca. See “—Members of the Board of Directors.”

Carlos Rey de Vicente. See “—Members of the Board of Executive Officers.”

Carlos Aguiar Neto. See “—Members of the Board of Executive Officers.”

Mario Roberto Opice Leão. See “—Members of the Board of Executive Officers.”

Tarcila Reis Corrêa Ursini. Ms. Corrêa Ursini is Brazilian, born on May 9, 1974. She holds a degree in Economics from the University of São Paulo (Universidade de São Paulo), a Law degree from the Pontifical Catholic University of São Paulo (Pontifícia Universidade Católica de São Paulo) and a master's degree in Development and Law from Kings College, London. Ms. Corrêa Ursini began her career as a lawyer, with work experiences in Brazil, Spain and England. She was an associated lawyer at Machado, Meyer, Sendancz and Opice from 1997 to 2000 in the Corporate and Mergers and Acquisitions area. Since 2001 she has been working on sustainability strategy, management and research, advising organizations from the most diverse sectors, sizes and cultures. She was manager of the Ethos Institute from 2003 to 2007. She was international representative of Brazil in the development of ISO 26000. Ms. Corrêa Ursini was a member of the International Council of Stakeholders of the Global Reporting Initiative (GRI), Netherlands. She is an independent member of the Duratex S.A. Board of Sustainability Committee since June 2012, beginning to preside it in 2016; is an independent member of the Sustainability Committee of the Baumgart Group Council since February 2017; is an independent member of the Sustainability Committee of Precon Engenharia since 2016. She is a member of the Brazilian Institute of Corporate Governance - IBGC, of the Sustainability Studies Committee since its foundation, was part of the 40th group of Formation Counselors. She is a member of WCD - Women Corporate Directors (IFC / IBGC / KPMG), Women's Leadership Group for Sustainability, Ministry of the Environment and voluntary supporter of various civil society organizations. She is a postgraduate professor in Socio-Environmental Management at FIA. She is co-author of The World Guide to CSR, chapter Brazil, Greenleaf 2009, a collaborator of Communication in Progress of the United Nations Global Compact, co-author of the Term of Reference that defined the Sustainability of the Sebrae System.

Executive Committee

The Chief Executive Officer, Senior Vice President Executive Officers and Vice President Executive Officers make up the Executive Committee, which examines policies for business management, operational support, human resources and capital allocation. It also deliberates on the main technological, infrastructure and services projects.

Contract termination

Employment contracts have an undefined term. The voluntary termination of the employment relationship or termination for non-fulfillment of obligations does not entitle executives to any financial compensation.

6D.	Employees

On December 31, 2019, we had 47,819 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the date indicated.

	As of December 31,
	2019	2018	2017
Administrative employees	12,188	12,480	10,936
Commercial areas employees	35,631	35,532	36,468
Total	47,819	48,012	47,404

We provide a competitive benefits package, which contributes to the engagement, attraction and retention of our employees. To ensure competitiveness, we compare our annual benefit package to market practices and trends. Policies are developed and offered based on the needs of our employees. We also have a policy of providing continuous training to our employees, allowing them to hone their skills and create a more effective team, committed to the values of the group.

We have a profit sharing plan with our employees based on predetermined goals for our annual operating and financial results. As a result, if we meet or exceed certain goals, our employees can share in our financial performance. See “—B. Compensation.”

We also offer a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. Currently the main plan is SantanderPrevi, a plan that since July 2018 is closed for new participants. As of January 2018, the SBPrev pension plan, administered by Icatu Seguros, was implemented for new employees and new members. As of December 31, 2019, 38,379 participants were enrolled in SantanderPrevi plan, the total assets under management under the plan was approximately R$4,082 billion. As of December 31, 2019, in the SBPrev plan, we had 3,770 registered participants, with total amount under management of R$195,188 million. For additional information on our pension plans, see note 23 to our audited consolidated financial statements.

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

The following table provides the names of our directors and executive officers, as well as members of our fiscal council who owned shares of Santander Brasil as of  March 6, 2020.

Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Alberto Monteiro de Queiroz Netto	38,753	(1)	38,753	(1)	(1)
Alessandro Tomao	97,861	(1)	97,861	(1)	(1)
Amancio Acúrcio Gouveia	170,226	(1)	170,226	(1)	(1)
André de Carvalho Novaes	34,165	(1)	34,165	(1)	(1)
Angel Santodomingo Martell	146,632	(1)	146,632	(1)	(1)
Antonio Melchiades Baldisera	10,096	(1)	10,096	(1)	(1)
Antonio Pardo de Santayana Montes	144,860	(1)	144,860	(1)	(1)
Carlos Aguiar Neto	45,155	(1)	45,155	(1)	(1)
Carlos Rey de Vicente	172,260	(1)	172,260	(1)	(1)
Cassio Schmitt	137,906	(1)	137,906	(1)	(1)
Celso Clemente Giacometti	1	(1)	-	(1)	(1)
Claudenice Lopes Duarte	16,816	(1)	16,816	(1)	(1)
Conrado Engel	653,191	(1)	653,191	(1)	(1)
Daniel Fantoni Assa	101,892	(1)	101,892	(1)	(1)
Ede Ilson Viani	115,288	(1)	115,288	(1)	(1)
Elita Vechin Pastorelo Ariaz	17,534	(1)	17,534	(1)	(1)
Germanuela de Almeida de Abreu	36,781	(1)	36,781	(1)	(1)
Gilberto Duarte de Abreu Filho	192,060	(1)	192,060	(1)	(1)
Gustavo Alejo Viviani	195,593	(1)	195,593	(1)	(1)
Igor Mario Puga	15,924	(1)	15,924	(1)	(1)
Jean Paulo Kambourakis	60,253	(1)	60,253	(1)	(1)
Jean Pierre Dupui	338,095	(1)	338,095	(1)	(1)
João Guilherme A S Consiglio	160,645	(1)	160,645	(1)	(1)
José Antônio Alvarez Alvarez	1	(1)	-	(1)	(1)
José de Paiva Ferreira	429,607	(1)	429,607	(1)	(1)
José Roberto Machado Filho	106,614	(1)	106,614	(1)	(1)
José Teixeira de Vasconcelos Neto	28,011	(1)	28,011	(1)	(1)
Juan Sebastian Moreno Blanco	595,436	(1)	595,436	(1)	(1)
Luis Guilherme Mattos de Oliem Bittencourt	48,160	(1)	48,160	(1)	(1)
Luiz Masagão Ribeiro Filho	176,413	(1)	176,413	(1)	(1)
Manoel Marcos Madureira	151,164	(1)	151,164	(1)	(1)
Marino Alexandre Calheiros Aguiar	24,319	(1)	24,319	(1)	(1)
Mário Roberto Opice Leão	155,466	(1)	155,466	(1)	(1)
Patrícia Souto Audi	10,132	(1)	10,132	(1)	(1)
Rafael Bello Noya	71,793	(1)	71,793	(1)	(1)
Ramón Sanches Santiago	8,588	(1)	8,588	(1)	(1)
Ramón Sanchez Díez	79,548	(1)	79,548	(1)	(1)
Reginaldo Antonio Ribeiro	59,915	(1)	59,915	(1)	(1)
Roberto Alexandre Borges Fischetti	162,860	(1)	162,860	(1)	(1)
Robson de Souza Rezende	34,329	(1)	34,329	(1)	(1)

Sergio Agapito Lires Rial	496,197	(1)	496,197	(1)	(1)
Thomas Gregor Ilg	90,551	(1)	90,551	(1)	(1)
Ulisses Gomes Guimarães	29,256	(1)	29,256	(1)	(1)
Vanessa de Souza Lobato Barbosa	105,012	(1)	105,012	(1)	(1)
Employees	3,907,014	0.11	3,914,470	0.12	0.12
Total	9,672,373		9,679,827

(1)	Owns less than 0.01%.

(2)	No longer an officer.

Shares held by members of our board of directors, our officers and members of our fiscal council do not have special voting rights in relation to shares held by our other shareholders.

For a description of our equity compensation plans, see “Item 6. Directors, Senior Management and Employees ––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A.	Major Shareholders

As of March 6, 2020, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V., owned approximately 89.5% of our total capital stock (not including the shares held by Banco Madesant - Sociedade Unipessoal).

The following table presents the beneficial ownership of our common and preferred shares as of February 28, 2020.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares (thousands)	Percentage of Total Share Capital
	(in thousands, except percentages)
Sterrebeeck BV(1)	1,809,583	47.39%	1,733,643	47.11%	3,543,226	47.25%
Grupo Empresarial Santander SL	1,107,672	29.01%	1,019,645	27.71%	2,127,317	28.37%
Banco Santander, S.A.	521,964	13.67%	519,268	14.11%	1,041,232	13.89%
Treasury Shares(2)	16,820	0.44%	16,701	0.45%	33,521	0.45%
Employees(3)	9,672	0.25%	9,679	0.26%	19,351	0.26%
Other minority shareholders	352,981	9.24%	380,897	10.35%	733,878	9.79%
Total	3,818,692	100%	3,679,833	100%	7,498,525	100%

(1)	An affiliate within the Santander Group.

(2)	On September 18, 2017, our shareholders approved the cancellation of 64,551,366 shares held in treasury (32,275,683 common shares and 32,275,683 preferred shares).

(3)	Includes members of senior management. See “6E. Share Ownership.”

For further information of our ownership structure, see Item 18. Financial Statements of this form in notes 28 - Shareholders’ equity (letter a) and 46 - Related party transactions (letter c).

Regarding the total number of ADRs held by U.S. investors as of December 31, 2019, is 161,153,083. The total number of Units held by U.S. investors as of December 31, 2019, is 58,273,917 (excluding Units held by The Bank of New York Mellon as depositary).

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

On December 31, 2019, we held 34,466,574 shares in treasury, of which 17,233,287 were common shares and 17,233,287 were preferred shares.

On February 20, 2020, we held 35,356,574 shares in treasury, of which 17,678,287 were common shares and 17,678,287 were preferred shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.

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

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with the Santander Group and its affiliated financial institutions around the world. As of December 31, 2019, borrowings and deposits from the Santander Group represented approximately 1% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We have entered into agreements with some affiliates of the Santander Group (Santander Global Technology, S.L., Santander Brasil Tecnologia S.A (Brazil) and Santander Global Technology Brasil Ltda. for the outsourcing of certain products and services relating to our information technology platform, including software development and maintenance, infrastructure and cybersecurity.

We believe the provisions of these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In 2019 and 2018, Santander Group affiliates received approximately R$859 million and R$586 million, respectively, for the products and outsourcing provided above. See “Item 4. Information on the Company—B. Business Overview— Technology and Commercial Transformation—Technological Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which provides procurement services with Santander Brasil and its affiliates. We contract solutions in Trade negotiations, Tactical and Strategic Purchasing, Online Procurement, Supplier Management, Outsourcing and Consulting. Among the strategies used, we highlight possible joint purchases of materials and services between different customers and other economic groups, which allow greater efficiency in price negotiations and rationalization of services. We paid Aquanima Brasil Ltda. approximately R$29 million in 2019 and R$27 million in 2018.

Other Related Party Transactions

For further information, see note “46 - Related party transactions (letter d)” in “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

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

Legal Proceedings

We are a party to lawsuits and administrative proceedings incidental to the normal course of our business. The main categories of lawsuits and administrative proceedings to which we are subject include:

•	administrative and judicial actions relating to taxes;

•	administrative and indemnification suits for damages related to consumer rights, in particular with respect to credit cards, checking accounts and loan disputes;

•	lawsuits involving disputes related to contracts and instruments to which we are a party, including claims related to breach of contracts;

•	civil lawsuits mainly from depositors and civil associations, including individual lawsuits and class actions, challenging monetary adjustments determined by government economic plans instituted to combat inflation during the 1980s and 1990s;

•	lawsuits relating to the privatization of Banespa;

•	class actions involving agreements and settlement of debts with the public sector; and

•	suits brought by employees, former employees, associations and unions relating to alleged labor rights violations.

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, we record provisions for judicial proceedings in which we assess the risk of loss to be probable and we do not record provisions when the risk of loss is possible or remote. In cases where there is ongoing litigation, we record a provision for our estimate of the probable loss based on historical data for similar claims. In addition, we record provisions (i) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or (ii) by considering the historical average amount of loss of such category of lawsuits. Due to the established provisions and the legal opinions provided by our counsel, we believe that any liabilities related to lawsuits or proceedings to which we are a party, both individually and in the aggregate, will not have a material adverse effect on our financial condition or results of operations.

As of December 31, 2019, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$9.2 billion and have been provisioned. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$27.6 billion.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings.

The main lawsuits related to tax legal obligations fully recognized as obligations are:

•	PIS/COFINS. We filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for non-financial institutions, PIS and COFINS were levied only on revenues from services and sale of goods. On April 23, 2015, the Supreme Court issued a decision, applicable solely to Santander Brasil, accepting jurisdiction over the appeal regarding PIS and rejecting jurisdiction over the appeal related to COFINS. The tax authorities appealed the decision of the Supreme Court related to COFINS and their appeal was denied on August 19, 2015. In respect of COFINS, the case is finished with a favorable decision applicable to Santander Brasil. The appeal related to PIS, as well as the appeals submitted by other companies in the group, are pending. As of December 31, 2019, such claims amounted to R$3,756 million and are fully provisioned.

As of December 31, 2019, our probable loss risk for tax litigation amounted to approximately R$6,277 million fully provisioned and our possible loss risk for tax litigation amounted to approximately R$24,708 million.

The main judicial and administrative proceedings to which probable loss risk assessment relates are:

•	Tax on services for financial institutions. Certain municipalities levy Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services. In such cases, we have argued in administrative and judicial proceedings against the payment of ISS. As of December 31, 2019, amounts related to these proceedings totaled R$225 million, which are fully provisioned.

•	Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute salary. As of December 31, 2019, amounts related to these proceedings totaled R$282 million, which are fully provisioned.

•	Taxes on banking transactions. In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Santander Brasil. The tax assessments refer to the collection of CPMF (Contribuição Provisória sobre Movimentação Financeira) tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. Santander Brasil DTVM succeeded in the first instance in its proceeding before the tax appeals board, but this decision was overturned in the Superior Chamber of Tax Appeals, and we were found liable for the tax assessment. Both decisions were appealed before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or the “CARF.” In June 2015, the CARF upheld the decision of the Superior Chamber of Tax Appeals. On July 3, 2015, Santander Brasil and Produban Serviços de Informática S.A. (current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was judged unfavorably and a decision on an appeal is currently pending judgment in court. The amount as of December 31, 2019 totaled R$1,489 billion. Based on the assessment of legal counsel, a provision of R$743 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by the management taking in account the advice of our legal counsels, as possible losses, which were not recognized as liabilities. The main lawsuits include:

•	Losses on loans. We have challenged the tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from our corporate income tax (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL (Contribuição Social sobre o Lucro Líquido) bases have not met the relevant requirements under applicable law. As of December 31, 2019 the amount related to this challenge was approximately R$1,517 million.

•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados, or “PLR”). We are involved in administrative and judicial proceedings arising from tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these infraction notices, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2019 amounts related to these infraction notices totaled approximately R$6,587 million.

•	IRPJ and CSLL – Capital Gain. The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. We are awaiting a decision by the CARF. We are responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2019 the amount related to this proceeding was approximately R$400 million.

•	Goodwill amortization of the acquisition of Banco Real. In October 2014 the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 billion, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising before our merger with Banco Real cannot be deducted. We are awaiting a decision by the CARF. As of December 31, 2019 the amounts related to this proceeding totaled approximately R$1,416 million. This case is classified as possible risk of loss concerning the amortization of goodwill and as remote loss in relation to the fine charged in the case.

•	Goodwill amortization of the acquisition of Banco Sudameris. In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization relating to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed in both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2019 the amount related to this proceeding was approximately R$634 million.

•	Unrecognized Compensation. We are currently engaged in legal and administrative proceedings with the Brazilian federal revenue service relating to the failure to ratify certain tax offsets with credits due to overpayment or undue payment. As of December 31, 2019 the amount related to these proceedings was approximately R$4,182 million. The risk of loss is classified as possible.

•	Tax on Services (ISS) - Financial Institutions - We are currently party to proceedings relating to the payment of ISS to various municipalities with respect to various revenues arising from operations that are usually not classified as services. On December 31, 2019 the amounts related to these proceedings totaled approximately R$3,032 million.

Joined Certain Tax Repayment Programs

•	In August 2017 we joined the PERT. The program allows for certain tax debts to be repaid in installments. In connection with our participation in this program, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to corporate income tax and social security contributions for the periods from 1999 to 2005 in a total amount of R$492 million in January 2018 (taking into account the reduction arising from our participation in the program). A payment of R$191.9 million was due in August 2017 and a further payment of R$299.7 million was due by January 2018, both of which we have made within the prescribed time limits. As a result, we recorded expenses in an amount of R$364 million (after tax) in the third quarter of 2017.

•	In October 2017 we joined the Incentive Payment Programs and Installments (Programas de Parcelamento Incentivado) created by the cities of Rio de Janeiro and São Paulo. The programs allow for certain tax debts to be repaid in installments. In connection with our participation in these programs, we are repaying in installments certain amounts due as a result of lawsuits and administrative proceedings relating to ISS for the periods from 2005 to 2016 in a total amount of R$293 million as of December 31, 2017. As we had made provisions for these losses, we registered income of R$435 million as a result of the reversal of certain provisions, net of tax effects, in an amount of R$96 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid or adequately provisioned for all such potential liabilities. In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services. As of December 31, 2019, our probable loss risk of labor-related litigation amounted to R$3.3 billion, which amount has been provisioned. Our possible loss risk of labor-related litigation amounted to R$220.2 million.

Former employees of Banco do Estado de São Paulo S.A.:

•	A claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the bylaws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the by-laws was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20, 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal or “STF”) rejected the extraordinary appeal filed by Santander Brasil. We have brought a rescission action to revert the decision in the main proceedings and suspend procedural enforcement. While there is an injunction in force authorizing certain steps of the execution any acts of seizure of assets or freezing of funds are prohibited until the judgment present is delivered in ongoing rescission action. Our legal advisors have classified the risk of loss as probable. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun).

IGPDI

•	A claim was filed in 2002 in Federal Court by AFABESP on behalf of its members requesting that certain pension supplements to which persons admitted to the relevant retirement plan prior to May 22, 1975 be adjusted pursuant to the IGP-DI index (Índice Geral de Preços - Disponibilidade Interna). The first instance judgment was favorable to the plaintiffs, requiring that the correction be made but only in the periods in which no other form of adjustment was applied. We and Banesprev have appealed this decision. In Provisional Execution calculations were presented by Santander Brasil and Banesprev with "zero" result due to the exclusion of participants who, among other reasons, are listed as authors in other actions or have already had some type of adjustment. The contingent liabilities are classified as possible risk of loss. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the claim.

Abusive Targets Class Action - 2017

The labor Federal Public Prosecutor’s Office (Ministério Público Federal) filed a class action against Santander Brasil alleging that our management of our employees is in appropriate. Specifically, the class action alleges that we apply constant pressure to meet abusive, excessive and continuously increased goals, make excessive and inappropriate demands, impose excessive workloads resulting in physical and psychological strain, make constant threats of dismissal for failure to meet targets, have a staff too small to deal with the existing workload, run an organizational model based on stress and humiliation, and that, as a result, we have allegedly caused irreparable damage to employees’ physical and mental health as a result of which the public social security system has suffered losses of more than R$90 million due to the 7,677 accident-related and social security benefits granted to employees from 2010 to 2015.

The Federal Public Prosecutor’s Office’s claim demands that we refrain from subjecting employees to abusive targets, to reduce the target levels, refrain from increasing targets by more than 10% per year, institute a quarterly targeting system, and refrain from adopting targets for operational areas. There is also a claim for the payment of indemnity for collective moral damages in an amount not below R$460 million and that we be prohibited from contracting with the government for 10 years. The Federal Public Prosecutor’s Office is also demanding that a fine of R$500 thousand be set for any breach by us of the obligations imposed on us following the judgment.

The lower court ruling prohibited submitting employees to abusive targets. It also determined that the targets should be reviewed only annually and their annual variation should be subject to collective bargaining between Santander Brasil and the unions. The ruling also prohibited setting targets for employees in the back office and control departments and required payment of indemnity for collective moral damages in the amount of R$274.4 million, in addition to imposition of certain daily fines. Finally, the ruling determined that we are required to implement a new experimental target program under the terms provided for in the decision from January 1, 2020. We estimate the risk of loss as remote.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2019, our probable loss risk in connection with civil litigation liabilities amounted to R$2.5 billion, which has been provisioned in full and our possible loss risk in connection with civil litigation liabilities amounted to R$1,5 billion. For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistically averaged previous payments, and on the legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

Economic Plans

Like the rest of the banking system, we have been the subject of claims from customers and depositors and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation in the 1980s and 1990s (“planos econômicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. The claims relate to the adjustments to the calculation of inflation applied on the amounts held in (i) savings deposit accounts (depósitos em conta poupança); (ii) time deposits (CDBs); and (iii) court deposits (depósito judicial).

In April 2010, the High Court of Justice, or “STJ,” set a limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants. There are no new claims in connection with this matter due to the statute of limitations. The decisions issued to date have been adverse for the banks, although some proceedings have been brought to the STJ and the STF which are expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress are stayed until the court issues a final decision. Although the STF initiated judgment in November 2013, a formal ruling has not been handed down as of the date hereof and we cannot predict when a formal ruling will be handed down by either the STJ or the STF. In December 2017, the Brazilian Attorney-General’s Office (Advocacia-Geral da União), the Brazilian Central Bank, the Brazilian Consumer Protection Institute (Instituto Brasileiro de Defesa do Consumidor), the Brazilian Savers’ Association (Frente Brasileira pelos Poupadores) and the Brazilian Federation of Banks (Federação Brasileira dos Bancos) have signed an agreement to resolve existing disputes over the impact of the economic plans on the amounts held by claimants in savings deposit accounts. The settlement discussions did not address the full value of the payments, and focused on setting the amount that would be paid to each person according to the relevant balance at the plan date. The total value of the payments will depend on the number of persons adhering, as well as on the number of savers who have proved in court the existence of the account and the balance on the date of the anniversary of the change in indices. The terms of agreement were negotiated between the parties and submitted to the STF, which approved the terms of the agreement on March 1, 2018 (for further details about the agreement please see the specific section “Cartilha Planos Econômicos” on the website of Brazilian Banks Federation, which is not incorporated herein by reference). All existing claims were suspended for two years in which period claimants must decide whether or not they will adhere to the agreement.

In November 2018, the STF handed down a decision recognizing the leading court status (repercussão geral) of an appeal discussing the matter of understated inflation in the monetary restatement of court deposits and determined that procedures related to this matter will be stayed until a final decision is reached by the court.

Insilene Indústria de Silenciosos do Nordeste Ltda.

This is a judicial claim filed against our wholly-owned subsidiary Banco Bandepe S.A., or “Bandepe,” in connection with a loan agreement entered into between Bandepe and Insilene Indústria de Silenciosos do Nordeste Ltda., or “Insilene”. According to the complaint, Bandepe never provided the loan foreseen in the agreement, as a result of which Insilene went into bankruptcy. In this judicial process, the judge ruled in favor of Insilene and such decision may no longer be appealable. The proceeding is in its liquidation phase, and there is disagreement between Bandepe and Insilene regarding the value to be paid. The Court of Justice of the State of Pernambuco approved the amount indicated in the expert’s report and denied the calculation criteria sustained by Bandepe. Bandepe filed an appeal to the STJ to change the form of liquidation to a form more favorable to Bandepe, on the basis that Insilene could have foreseen the damages. This appeal was successful and the liquidation phase will be restarted. After such decision and considering the changes in the form of liquidation, the risk of effective financial loss was reclassified as remote.

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

Similar proceedings have been brought by the Federal General Accounting Office (Tribunal de Contas de União- TCU) and the CVM, to determine the liability for losses caused to pension funds as a result of their investments in the Fund. In the CVM proceeding, pension funds are PETROS - Fundação Petrobras de Seguridade Social and Postalis – Instituto de Previdência Complementar and in the TCU proceeding only the liability for losses caused to POSTALIS pension fund is under discussion.. In both proceedings, we have presented our defense.

Camargo Corrêa S.A. and Camargo Corrêa Administração e Participações Ltda.

We filed a judicial proceeding, along with certain affiliates of ours, against Camargo Corrêa S.A. and Camargo Corrêa Administração e Participações Ltda., or “Camargo Corrêa,” in connection with the association agreement entered into for the implementation of the control and administration of Banco Geral do Comércio S.A., or “BGC,” and its affiliates, or the “Association Agreement.” Under this proceeding, the plaintiffs seek compensation for damages arising from obligations originated from events which took place before the signature of the Association Agreement and which were only disclosed to the parties after the implementation of the agreement and we (along with our affiliates) assumed BGC’s management. In response, Camargo Corrêa filed a counterclaim arguing to be our creditor. The judge ruled partially against our affiliates and us. In an appeal decision, the Court of Justice of the State of São Paulo (TJSP) reversed the decision in full, following grounds and granting the compensation claimed by us and our affiliates. There is still a possibility of appealing from Camargo Correa. We estimate the risk of loss as possible.

IBAMA

On October 10, 2016, after an inspection conducted in rural properties located in the State of Mato Grosso, the Brazilian Environment Authority (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or “IBAMA,” filed an infraction notice against us alleging that we had financed the production of corn in a protected area. The amount of the fine was set at R$47.5 million (approximately U.S.$15 million). According to IBAMA, financing seed production in protected areas is considered an environmental infraction due to the potential environmental damage which it may cause. We filed an administrative defense on November 9, 2016, stating that we had not financed production in a protected area, given that the financing agreement with the property owner had no connection with the production of seeds. As a consequence of the filing of the administrative defense, the enforceability of the fine is suspended. Although we believe we have presented valid arguments, we believe that the chance of loss in the administrative proceedings is possible. If we were to lose the administrative proceedings, we may seek a review of the administrative finding by a court.

Other Litigation

In addition to the matters described above, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of these legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, or those that involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Contingent liabilities classified as remote risk of loss refer to judicial and administrative proceedings involving other matters assessed by legal counsels, which have not been provided for. The main lawsuits are discussed in the following paragraphs.

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011, a unanimous decision of CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the Câmara Superior de Recursos Fiscais with respect to the merits but not the fine, and the 2002 fiscal year, which was already being subject to the statute of limitation. Because of these two items, the assessment was reduced to R$1.8 billion. In, December 2017, that decision was reformed in favor of the Brazilian Federal Revenue Service. Concurrently with the administrative proceeding, through “Popular Action,” the administrative proceeding was returned to the CARF for a new judgment. In June 2010, the Brazilian Federal Revenue Service issued two other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil was not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million, the proceedings were partially unfavorable. We have filed claims for cancellation of these tax assessments. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008. Santander Brasil challenged this tax assessment and was granted a favorable decision in the first instance. The tax authority has appealed the decision and this was accepted. We are currently awaiting final decision. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

In addition to the aforementioned proceedings, in June 2013, the Brazilian tax authorities issued an infraction notice against us as the responsible party liable for the tax on the capital gain allegedly obtained in Brazil by an entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (a shares merger) transaction carried out in August 2008. Through this transaction, we acquired all the shares of Banco Real and AAB Dois Par by providing the shareholders of these entities’ newly issued shares through a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issuance value of our shares that were received and the acquisition cost of the shares delivered in the exchange. We filed an appeal against the infraction notice before the CARF which was dismissed in March 2019. This decision will be subject to clarification action and further appeal at the CARF. Based on the advice of our external legal counsel, the position taken by the Brazilian tax authorities is not correct, and there are arguments for appeal against the infraction notice. As a result, the risk of loss is considered to be remote. Consequently, we have not recognized any provisions in connection with these proceedings.

On December 8, 2016, the General Superintendent of the CADE began an investigation into alleged anticompetitive conduct in the real onshore foreign exchange market. The investigation concerns 11 financial institutions, including Santander Brasil, and 19 individuals active in the Brazilian foreign exchange market between 2009 and 2012. On January 8, 2018, we filed an administrative defense stating our understandings that there is no evidence that we were involved in the alleged conduct. We expect that these investigations will not have a significant financial impact on us.

The MPF has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases resulting in a claimed R$83 million (approximately U.S.$25 million) benefit to us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018 the officer in question presented his defense. The proceedings is currently in course. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

Dividend Policy

General Rules

We are required by Brazilian Corporate Law and our By-Laws to hold an annual general shareholders’ meeting by no later than the fourth month after each fiscal year, at which time, the allocation of the net profits in the preceding year and the distribution of an annual dividend are approved by our shareholders. The payment of annual dividends is based on our consolidated audited financial statements prepared for the immediately preceding fiscal year.

Our By-Laws provide that an amount equal to at least 25.0% of our adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as a dividend or interest attributable to shareholders’ equity in any given year. This amount represents the mandatory dividend.

Our board of directors may declare interim dividends or interest attributable to shareholders’ equity based on income verified in semiannual consolidated financial statements. The board of directors may also declare dividends or interest attributable to shareholders’ equity based on consolidated financial statements prepared for shorter periods, provided that the total dividends paid in each six-month period do not exceed the capital reserves amount required by Brazilian Corporate Law. The board of directors may also declare interim dividends or interest attributable to shareholders’ equity out of retained earnings or income reserves recorded in the last annual or semiannual balance sheet. Any payment of interim dividends or interest on shareholders’ equity may be set off against the mandatory dividends relating to the net income earned in the year in which the interim dividends were paid.

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

However, Brazilian Corporate Law allows our shareholders to suspend dividends distribution if our board of directors reports at our annual shareholders’ meeting that the distribution would not be advisable given our financial condition. Our fiscal council, should review any suspension of the mandatory dividend. In addition, our management should submit a report to the CVM setting out the reasons for the suspension. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as a dividend as soon as our financial condition permits such payment.

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

Payment of Dividends

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which must occur prior to the end of the fiscal year in which such dividend was declared. Based on Brazilian Corporate Law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after being declared.

The depositary is the registered owner of the units underlying the ADRs on the records of the registrar. Such units are held since December 13, 2016 by Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (currently the corporate name of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.) in Brazil, acting as the custodian and agent for the depositary for our ADRs.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the custodian is unable to convert the Brazilian currency received as dividends into U.S. dollars immediately, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by changes in the exchange rate of the real with the U.S. dollar.

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

	For the year ended December 31,
	2019	2018	2017
	(in millions of R$)
Net Income under Brazilian GAAP	14,088	12,166	7,996
(-) Legal Reserve	704	608	391
(=) Amounts Available for distribution	13,384	11,558	7,605
Mandatory Dividends – 25.0%	3,346	2,890	1,901
Interest on Shareholder’s Equity	4,010	4,080	3,800
Dividends	6,790	2,520	2,500
Total (Interest on Shareholder’s Equity and Dividends)	10,800	6,600	6,300
Dividends distributed in excess of the Mandatory Dividend	7,454	3,710	4,399

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2019, we declared dividends and interest on shareholders’ equity in the gross amount of R$10,800 million, of which R$1,000 million was paid on April 29, 2019, R$1,000 million on July 31, 2019, R$1,000 million on October 30, 2019 and R$7,800 million on February 21, 2020.

The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2019	2018	2017	2016	2015
	(in millions of R$, except per share figures)
Dividends	6,790	2,520	2,500	1,400	4,800
Interest attributable to shareholders’ equity	4,010	4,080	3,800	3,850	1,400
Total	10,800	6,600	6,300	5,250	6,200
Dividends and interest on capital per 1,000 shares
Common shares	1,378.87	841.68	776.17	666.21	784.90
Preferred shares	1,516.76	925.85	853.79	732.83	863.39

8B.	Significant Changes

There has been no significant change since the date of our last audited financial statements, except for the subsequent events related to the sale of Superdigital, described in “Item 4. Information on the Company—History and Development of the Company—Important Events—Sale of equity stake in Super Pagamentos e Administração de Meios Eletrônicos S.A.” and to the acquisition of the remaining 40% of non-controlling interest held by Bosan Participações in Banco Olé Consignado, in each case as referred to in note 48 to our audited consolidated financial statements in "Item 18. Financial Statements."

ITEM 9. THE OFFER AND LISTING

9A.	Offering and Listing Details

Market Price and Volume Information

On September 18, 2009, our Board of Directors approved the implementation of the Global Public Offering, which included the issue of 525,000,000 Units (each representing, at that date, 55 common shares and 50 preferred shares), which were all registered, without par value, free and clear of any liens or encumbrances. This offering consisted of the simultaneous initial public offering of (i) Units in Brazil on the over-the-counter market, in accordance with CVM Instruction 400 of December 29, 2003, as amended, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the SEC under the Securities Act.

On October 6, 2009, the Global Public Offering priced shares at R$23.50 per unit and U.S. $13.40 per ADR. The Units have been traded on the B3 and the NYSE since October 7, 2009.

On April 29, 2014, Santander Spain, our indirect controlling shareholder, announced its intention to launch voluntary exchange offers in Brazil and in the United States to acquire up to all of our shares that were not held by the Santander Group, representing approximately 25% of our share capital, with payment in Brazilian depositary receipts or ADRs representative of Santander Spain’s common shares.

On October 30, 2014, the Brazilian Exchange Offer and the U.S. Exchange Offer were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital (not including the shares held by Banco Madesant - Sociedade Unipessoal). Further, as a result of the offer in Brazil, our Units were delisted from the Level 2 Segment and are now traded at the basic listing segment of B3.

The following table shows our outstanding publicly traded common shares and preferred shares as of February 28, 2020:

Free Float	B3	NYSE
Common shares	204,840,333	152,473,083
Preferred shares	232,644,747	152,473,083
Total	437,485,080	304,946,166

Units, Common and Preferred Shares Traded on B3

 The table below sets forth the high, low and last daily sales prices in reais for our shares on the B3 for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2014 Annual(1)	8.50	0.10	6.70
2015 Annual	10.80	6.10	8.83
2016 Annual	19.46	6.60	19.36
1st Quarter	10.13	6.60	9.31
2nd Quarter	11.42	8.75	9.90
3rd Quarter	14.20	9.61	13.51
4th Quarter	19.46	12.90	19.36
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
Last 6 Months	24.40	20.70	23.77
September 2019	28.99	22.27	26.05
October 2019	27.24	23.99	23.99
November 2019	28.00	23.80	25.45
December 2019	26.90	21.41	21.41
January 2020	22.33	20.36	21.15
February 2020	24.40	20.70	23.77

(1)	With the purpose of eliminating the trading in cents of SANB3 (common) and SANB4 (preferred) shares, increasing liquidity and reducing the transaction costs thereof, our shareholders approved on March 18, 2014 (i) a bonus share issue of 19,002,100,957 preferred shares to our shareholders, at the ratio of 0.047619048 preferred shares for each common share (SANB3) or preferred share (SANB4). This resulted in a bonus share issue of five preferred shares for each Unit (SANB11), through the capitalization of reserves in the amount of approximately R$172 million; and (ii) a reverse share split (inplit) of the totality of our common shares and preferred shares at a ratio of 1:55, so that each fifty-five common shares and fifty-five preferred shares would thereafter correspond to one common share and one preferred share, respectively. As a result, each Unit (ticker SANB11) came to be comprised of one common share and one preferred share. The bonus share issue and reverse share split were implemented on June 2, 2014.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2014 Annual(1)	8.18	0.10	6.02
2015 Annual	7.92	5.52	7.23
2016 Annual	10.59	5.40	10.05
1st Quarter	8.00	5.40	7.40
2nd Quarter	8.27	7.20	8.09
3rd Quarter	9.64	7.86	8.53
4th Quarter	10.59	8.57	10.05
2017 Annual	14.04	9.31	13.22
1st Quarter	13.79	9.31	11.68
2nd Quarter	11.60	9.80	10.08
3rd Quarter	13.58	9.99	12.50
4th Quarter	14.04	12.16	13.22
2018 Annual	22.89	13.50	20.53
1st Quarter	16.95	13.53	16.89
2nd Quarter	17.57	13.50	13.90
3rd Quarter	17.30	13.71	16.25
4th Quarter	22.89	15.97	20.53
2019 Annual	24.73	19.32	23.53
1st Quarter	24.73	20.26	21.70
2nd Quarter	23.44	20.59	22.70
3rd Quarter	23.85	19.32	21.80
4th Quarter	23.56	19.59	23.53

Last 6 Months	23.85	19.32	23.53
September 2019	22.14	19.98	21.80
October 2019	22.50	20.10	20.80
November 2019	21.18	19.59	20.05
December 2019	23.56	19.89	23.53
January 2020	25.35	20.30	20.50
February 2020	21.19	19.60	20.26

(1)	On June 2, 2014, as part of our plan to optimize our capital, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares.

	B3
	Units – SANB11
	High	Low	Last
	R$ per share
2014 Annual	16.49	10.84	13.46
2015 Annual	17.99	12.21	16.04
2016 Annual	29.80	12.33	29.53
1st Quarter	18.63	12.33	16.95
2nd Quarter	19.46	16.53	18.18
3rd Quarter	23.45	17.74	22.00
4th Quarter	29.80	21.80	29.53
2017 Annual	36.13	22.75	31.88
1st Quarter	36.13	27.42	27.65
2nd Quarter	29.24	22.75	25.00
3rd Quarter	29.55	24.94	27.64
4th Quarter	33.21	27.23	31.88
2018 Annual	45.19	28.02	42.70
1st Quarter	40.00	31.62	39.91
2nd Quarter	40.80	28.02	29.30
3rd Quarter	38.35	28.80	35.71
4th Quarter	45.19	35.01	42.70
2019 Annual	50.68	40.35	49.52
1st Quarter	50.68	41.14	43.97
2nd Quarter	46.77	41.28	45.46
3rd Quarter	48.36	40.35	45.33
4th Quarter	50.17	42.97	49.52
Last 6 Months	46.40	41.11	45.33
September 2019	49.87	42.97	47.06
October 2019	48.59	43.90	44.10
November 2019	50.17	44.00	49.52
December 2019	51.58	41.65	42.07
January 2020	43.42	40.19	41.19
February 2020	46.40	41.11	45.33

(1)	On June 2, 2014, we carried out a reverse share split of the totality of our issued share capital at rate of 55:1 for each of our common and preferred shares. Bonus Shares and Reverse Share Split (Inplit).

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

The deposit agreement, pursuant to which ADRs have been issued, is between us and The Bank of New York Mellon, as depositary, and the holders from time to time of ADRs. For further information on our arrangements with The Bank of New York Mellon, please see “Item 12. Description of Securities other than Equity Securities—D. American Depositary Receipts.”

Since certain of our shares and our ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

	NYSE
	ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2014 Annual	7.18	4.48	5.02
2015 Annual	5.98	2.96	3.89
2016 Annual	9.12	3.02	8.89
1st Quarter	4.93	3.02	4.65
2nd Quarter	5.74	4.41	5.70
3rd Quarter	7.19	5.33	6.70
4th Quarter	9.12	6.66	8.89
2017 Annual	11.75	6.86	9.67
1st Quarter	11.75	8.67	8.82
2nd Quarter	9.40	6.86	7.53
3rd Quarter	9.48	7.48	8.74
4th Quarter	10.00	8.36	9.67
2018 Annual	12.25	7.20	8.72
1st Quarter	12.05	9.78	9.99
2nd Quarter	12.11	7.20	11.91
3rd Quarter	10.20	7.32	7.38
4th Quarter	12.25	8.65	8.72
2019 Annual	13.72	9.68	12.13
1st Quarter	13.72	10.44	11.23
2nd Quarter	12.17	10.05	11.87
3rd Quarter	12.85	9.68	10.89
4th Quarter	12.45	10.27	12.13
Last 6 Months	12.85	9.68	12.13
September 2019	11.16	9.85	10.89
October 2019	12.45	10.43	11.74
November 2019	11.98	10.27	10.39
December 2019	12.36	10.44	12.13
January 2020	12.68	9.67	9.70
February 2020	10.11	9.20	9.38

9B.	Plan of Distribution

Not applicable.

9C.	Markets

Our Units, common and preferred shares are traded on the B3. The regulation of Brazilian securities markets which affects these securities is discussed below. In addition, we also have ADRs which have been listed and traded on the NYSE since October 7, 2009. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”.

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

In Brazil, the over-the-counter market is divided into two categories: (i) organized over-the-counter markets, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (ii) non-organized over-the-counter markets, in which the transactions are not supervised. In either case, the over-the-counter markets consist of direct trades, outside of the stock exchange market, through a financial institution registered with the CVM, which serves as an intermediary. No special application, other than registration with the CVM (and, in case of organized over-the-counter markets, registration with the applicable one), is necessary for securities of a public company to be traded in these markets.

To be listed on the B3, a company must apply for registration with the CVM and B3.

Trading on the B3 (current name of BM&FBOVESPA)

The B3 currently facilitates all trading activities of shares and commodities in Brazil, including settlement, clearing and depositary services.

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

In addition, in order to maintain control over the fluctuation of the B3 index, the B3 has adopted a “circuit breaker” in which trading sessions may be suspended for a period of 30 minutes, one hour, or a time to be defined by B3, whenever the B3 index falls below 10.0%, 15.0% or 20.0%, respectively, in relation to the closing index levels of the previous trading session.

When investors trade shares on the B3, the trade is settled two business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. Delivery of and payment for shares are made through the facilities of an independent clearing house, a division of the B3, which handles the multilateral settlement of both financial obligations and transactions involving securities. According to the regulations of the B3, financial settlement is carried out through the system of transfer of funds of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 custody system. All deliveries against final payment are irrevocable.

In order to keep our securities listed on the B3, we are required to comply with the provisions of the B3’s Issuer Manual (Manual do Emissor), which establishes technical and operational procedures and criteria applicable to companies that have securities for listed on the B3. The most up-to-date version of the B3’s Issuer Manual became effective as of January 1, 2018.

Corporate Governance Practices

In 2000, B3 introduced three special listing segments, Levels 1 and 2 of Corporate Governance and Novo Mercado, which were aimed at fostering a secondary market for securities issued by Brazilian companies that voluntarily abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law.

Our Units were initially listed on the Level 2 Segment. However, as a result of the Brazilian Exchange Offer and the U.S. Exchange Offer launched by Santander Spain in Brazil for the acquisition of our shares, our Units were delisted from the Level 2 Segment and are now traded at the basic listing segment of B3.

Within the B3, we are a part of one sustainability index: the ISE (Índice de Sustentabilidade Empresarial – Entrepreneurial Sustainability Index) which is a reference for socially responsible investments in Brazil. To be part of the portfolio, currently composed of 40 companies, the company’s performance is evaluated in regards to sustainability, including economic efficiency, environmental balance, social practices and corporate governance.

In 2016, the Brazilian Code of Corporate Governance for Publicly-held Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), or the “Governance Code,” was published by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). It sets forth corporate governance principles, guidelines and actions applicable for publicly held companies and establishes a “comply or explain” enforcement model. On June 8, 2017, following a public consultation on the implications of the Governance Code for Brazilian companies, the CVM issued Normative Ruling No. 586 introducing the necessary changes to the existing securities regulation in order to make these consistent with the provisions of the Governance Code.

The new rules established by this ruling apply to companies (i) which are registered as category “A” issuers, (ii) whose securities have been traded on the B3 since January 1, 2018, and (iii) which, on the publication date of CVM Instruction 586, had at least one of their securities included in the Brazil Index 100 – IBrX-100 (Índice Brasil 100) or within the Bovespa Index – IBOVESPA (Índice Bovespa). We fulfill all three of these criteria and are therefore subject to the new CVM rules.

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

Since March 30, 2015, portfolio investments are regulated by CMN Resolution 4,373, enacted on September 29, 2014, or “CMN Resolution 4,373,” which superseded CMN Resolution 2,689, which had been in force for about 15 years.

The main purpose of CMN Resolution 4,373 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. CMN Resolution 4,373 introduces the possibility for foreign investors to make investments in local currency with funds held in their foreign bank accounts, or with bills of payment denominated in reais but issued abroad.

With certain limited exceptions, CMN Resolution 4,373 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil for gains, dividends, profits or other payments under our Units are made through the foreign exchange market.

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

Since March 30, 2015, CMN Resolution 4,373 also deals with investments of foreign capital in Brazil through Depositary Receipts, or “DRs,” and superseded the former rule (CMN Resolution 1,927 of May 18, 1992).

We filed an application to have the ADRs approved under the former rule by the Brazilian Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADRs decides to exchange such ADRs for the underlying Units, the holder will be entitled to (i) sell the Units on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our Units, (ii) convert its investment into a foreign portfolio investment under CMN Resolution 4,373, or (iii) convert its investment into a foreign direct investment under Law 4,131/62. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences for an investor residing outside Brazil of investing in our Units in Brazil.

If a holder of ADRs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 4,373 or a foreign direct investment under Law 4,131/62, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADRs for Units.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADRs into foreign portfolio investments. If a holder of ADRs elects to convert its ADRs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also require the Units to be converted into shares.

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

Below we provide a summary of the important provisions of our By-Laws and of the corporate and Brazilian capital markets legislation and regulations. This description is not intended to be exhaustive. It is based on our By-Laws (an English translation of which is attached as an exhibit to this annual report), as well as on the legislation and regulations applicable to companies and the Brazilian capital market currently in effect.

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

Managers’ Role and Conflict of Interests

Brazilian Corporate Law imposes on the members of the Board of Directors and Officers the duty of diligence during the performance of their functions, as well as the duty of loyalty to the company, besides prohibiting members of the Board of Directors and the Officers from: (i) receiving any type of direct or indirect personal advantage from third parties, by virtue of the position occupied, without authorization in the By-Laws or from a shareholders’ meeting; (ii) taking part in any corporate transaction in which he or she has an interest that conflicts with our interest or in the decisions made by other directors on the matter; (iii) use any commercial opportunity which may come to his or her knowledge, by virtue of his or her position, for his or her own benefit or that of a third party, whether or not harmful to the company; (iv) fail to exercise or protect the company’s rights or to take advantage of a commercial opportunity of interest to the company, in seeking to obtain advantages for himself or herself or for a third party; and (v) acquire for resale with profit property or rights which he or she knows the company needs or which the company intends to acquire.

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

In addition to these provisions, Article 10 of our By-Laws provides that members of the Board of Directors and Officers are forbidden to be involved in the analysis, approval or settlement of business deals or loans relating to a company where (i) they hold more than 5% of the capital stock as partners or shareholders, or where they are members of the management, or (ii) had been members within a period of up to six months before their appointment. Finally, our policy for transactions with related parties also sets forth procedures to be followed by managers involved in such transactions, and when other potential conflicts of interest may arise.

Rights of Common Shares and Preferred Shares

Each common share gives its holder the right to a vote at general meetings, however, the preferred shares do not grant voting rights in our shareholders’ general meetings, except as related to the following matters:

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

In regards to the election of members of the Board of Directors, the Brazilian Corporate Law sets forth that, when members of the Board of Directors are elected, the following parties have the right to elect one member of our Board of Directors:

•	minority holders of shares in public companies holding a minimum of 15% of the total number of voting shares, or

•	holders of preferred shares without voting rights, or with restricted voting rights, representing 10% of the capital stock, or

•	holders of common and preferred shares who jointly represent at least 10% of the capital stock, in a separate vote.

Nevertheless, these rights can only be exercised by the holders of shares who maintained their holding for at least three months before the date of the annual shareholders’ meeting. The Brazilian Corporate Law also permits a multiple vote procedure to be adopted, upon request by shareholders representing at least 10% of our voting capital. Pursuant to CVM Instruction 282 of June 26, 1998, the percentage needed to call for a multiple vote to elect members of the board of directors, in public companies with capital stock exceeding R$100 million, is 5% of the voting capital per request of multiple vote.

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

Under the Brazilian Corporate Law, any change in the preferences or changes which would have an adverse financial effect on the rights of holders of preferred shares, or any change that results in the creation of a more favored class of preferred shares, must be approved by a resolution at a general shareholders’ meeting and will become valid and effective only after approval by a majority of our preferred shareholders.

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

Description of Units

The Units are share deposit certificates, each representing one common share and one preferred share, all of them free and unencumbered. The shares represented by the Units shall be registered in a trust account linked to the Units, and their ownership can only be transferred by means of transfer of the corresponding Units, upon written instructions from the holder. Earnings from the Units and the amount received in the case of redemption or repayment shall only be paid to the holder of the Units registered in the books of the custodian.

None of the shares underlying the Units, the earnings thereon or the corresponding redemption or repayment amounts may be pledged, encumbered or in any other way given in guarantee by the holder of the Units, nor may they be subject to attachment (penhora), seizure (arresto), impounding (sequestro), search and apprehension (busca e apreensão), or to any other lien or encumbrance.

The Units are held by us (except units that underlie the ADSs which are held by our affiliate, Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.), as the custodian, in book-entry form in an account opened in the holder’s name. The transfer of ownership is effected by debiting the seller’s Unit account and crediting the buyer’s Unit account according to a written transfer order issued by the seller or a court authorization or transfer order delivered to the custodian, all of which are retained by the custodian. Dividends, interest on shareholders’ equity and/or cash bonuses shall be paid to the custodian and the custodian shall then transfer the amount to the custody agents for payment to the Unit holders. The pledge, usufruct, right of succession, fiduciary transfer in guarantee and any other conditions, onus or encumbrances on the Units must be registered in the custodian’s records, as well as noted in the corresponding statement of account of Units.

The custodian shall provide Unit holders with a statement of account at the end of each month in which there is movement and, when there is no movement, at least once a year. The statement shall show the date and place of issue, the name and details of the holder of the Unit account, an indication that it is a statement of Unit account, details of the shares deposited, a statement that the shares deposited, their earnings and any amounts received in the event of redemption or repayment shall only be paid to the holder of the Unit account or to the holder’s order in writing, our charge for the deposit, if any, and the addresses where Unit holders may obtain assistance.

Upon a written order issued by the holder of the Unit account to a broker authorized by the stock exchange where the Units are traded, the custodian shall block the corresponding Units and transfer them to the buyer upon receipt of a confirmation of the sale from the stock exchange.

The Unit holder shall have the right, at any time, to instruct a broker to cancel Units and transfer the underlying shares. The broker must request to us, as the agent, to transfer the Units to the share deposit accounts held by the custodian in the holder’s name. The Unit holder shall bear any transfer and cancellation costs involved. Similarly, the holder may instruct a broker to assemble Units by transferring the number of shares that jointly represent a Unit, which shall be registered by the custodian in a trust account linked to the Units.

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

(1)       In the event there is a change in the number of shares represented by Units as a result of a reverse stock split or cancellation of shares, we will debit the number of cancelled shares from each Unit holder’s account and proceed with the automatic cancellation of Units, observing the ratio of one common share and one preferred share issued by us to each Unit. We will deliver to the shareholders the shares which are insufficient to constitute a Unit in the form of shares, rather than Units; and

(2)       In the event there is a change in the number of shares represented by the Units as a result of a stock split or new issuances of shares, the custodian will register the deposit of the new shares and issue new Units, registering them in the accounts of their respective holders, so as to reflect the new number of shares held by unit holders. In this way, the accounts will maintain a ratio of one common share and one preferred share issued by us and represented by Units, and the custodian will deliver to holders the shares which are insufficient to constitute a Unit in the form of shares rather than Units;

In the event of a capital increase, by means of the issuance of shares that may be converted into new Units, Unit holders may exercise the preemption rights belonging to the shares represented by their Units. We shall create new Units in the register of book-entry Units and credit them to their holders so as to reflect the new number of common and preferred shares issued by us, subject to the current proportion of ordinary and preferred shares to constitute the Units. Shares that are too few to constitute a Unit shall be delivered to the shareholders as shares, rather than Units. There shall be no automatic credit of Units in the event of the exercise of preemption rights in the issue of securities other than shares.

Unit holders will be entitled to receive any shares issued as a result of our spin-off, consolidation or merger.

General Meetings

At our duly convened general meetings, our shareholders are authorized to make resolutions on matters relating to our activities and to make decisions deemed to be in our best interests.

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

In general, the approval of any matter must occur through votes of shareholders attending a general meeting in person, or through a proxy, corresponding to at least the majority of the common shares represented at the meeting, and abstentions are not taken into account for this calculation. Nevertheless, the affirmative vote of shareholders representing at least one half of the voting shares is needed for the approval of the following matters, among others: (i) reduction of the mandatory dividend to be distributed to our shareholders; (ii) changes in our business purpose; (iii) our merger, spin-off or incorporation; (iv) our participation in a corporate group (as defined by the Brazilian Corporate Law); (v) the termination of a state of liquidation; and (vi) our dissolution.

Call Notice of our Shareholders’ General Meetings

The Brazilian Corporate Law requires all general meetings to be called by a minimum of three entries in the Official Gazette of the State of São Paulo and in other mass circulation newspapers in São Paulo, where the B3 is located. Our call notices for meetings are currently published in the Official Gazette of the State of São Paulo, the official journal of São Paulo state, and in the Valor Econômico newspaper. The first call must be published not more than 30 days before the date of the meeting, and the second call not more than eight days in advance. However, in certain circumstances, at the request of any shareholder, the CVM may (i) after consulting us, require the shareholders’ meeting to be postponed and held 30 days after the first call; and/or (ii) suspend for up to 15 days the advance notice required for an extraordinary general meeting, to give the shareholder time to understand and analyze the proposals to be voted on at the meeting. The call notices must give full details of the agenda for the meeting (the term “general matters” being prohibited) and the adequate supporting documents must be available to the public on the CVM’s website from the date of publication of the first call.

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

Since January 1, 2017, the rule became applicable to all publicly held companies that had at least one type or class of share listed included in either the IBrX-100 or the IBOVESPA indices, as is our case. Accordingly, since the beginning of 2017, we have put in place the necessary structure to allow our shareholders to participate and vote remotely at general meetings. For this purpose, our shareholders must follow the voting procedures disclosed by us in the call notice for the relevant general meeting to transfer the voting pronouncements including by contacting either us or the custodians (whom will be responsible for transferring the voting pronouncements to us), pursuant to the terms of the applicable regulation.

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

The purpose of this policy is to avoid insider trading (the furnishing of privileged information from which third parties may benefit) and to ensure transparency in the trading of our securities. Our trading policy establishes blackout periods for trading our shares by ourselves, our controlling shareholders (direct or indirect), members of the Board of Directors, Executive Officers and members of our Fiscal Council (when one has been installed) and other technical or consultative bodies or other persons who, by virtue of their job, position or commercial, professional or trust relationship with us, have access to any privileged information. This is intended to avoid improper use of information not disclosed by us.

Among other matters, persons subject to our policy shall refrain from buying or selling, by themselves through direct dependents or by using directly or indirectly controlled companies, any securities issued by us, or backed by them, as well as their respective derivatives, including:

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

Our policy also establishes that our controlling shareholders, officers, and members of our Board of Directors, members of our Fiscal Council (when there is an active one) and members of any other bodies with technical or consulting functions created by a provision in the By-Laws, shall not trade securities issued by us or their respective derivatives on the same day that we, our controlled or associated companies or any other company under their common control are selling shares held in treasury or purchasing shares to be held in treasury, or while holding open orders to deal in our shares. However, such prohibition shall not apply if the acquisition or sale of our shares by us has the specific purpose of managing the risk arising out of our activities as market maker of certain funds indexes.

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

Purchase of Our Own Shares

Our By-Laws authorize our Board of Directors to approve the purchase of our own shares. In any of the following circumstances, the decision will only become effective upon prior approval at a shareholders meeting: (i) acquisition on an organized securities market involving more than 5% of our outstanding shares of a certain type or class in less than 18 months; (ii) acquisition on an organized securities market for prices 10% above the market price; (iii) acquisition aiming at changing or preserving our share control composition or our management structure; or (iv) where the counterparty in an acquisition out of the organized securities markets is related to us (according to the applicable accounting rules). The decision to purchase our shares will be disclosed to the markets and the respective trade be settled within 18 months from the approval.

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

We may not hold in treasury more than 10% of our outstanding shares of a certain type or class, including shares held by our subsidiaries and affiliated companies and the shares corresponding to the economical exposure arising from derivatives or deferred settlement transactions entered into by us, our subsidiaries and affiliated companies. This limit does not apply to reimbursed shares, forfeited shares, or acquisitions in the scope of a public offering for acquisition of shares, which will be subject to specific laws and regulation.

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

On November 1, 2019, our Board of Directors approved the Unit repurchase program to cover the acquisition of up to 37,256,072 Units or ADRs, representing 37,256,072 common shares and 37,256,072 preferred shares by us or our branch in Cayman, corresponding to approximately 1% of the totality of our corporate capital. The repurchase program ends on November 4, 2020.

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

Disposal of Control

Our By-Laws state that disposal of control of our company, either in a single transaction or in a series of transactions, must be subject to the condition, whether a suspensive or resolutory condition, that the acquirer is obligated to make a public offer to acquire all the shares held by our other shareholders, both common and preferred. This is further pursuant to the conditions and deadlines required by the current legislation, ensuring that they receive equal treatment with respect to the controlling shareholder in the disposal.

This offer will still be required (i) in cases where there is assignment for consideration of rights to subscribe for shares that may result in the disposal of the company’s control; and (ii) in case of disposal of control of a company that holds the controlling power over us.

Requirement for Disclosure of Information

As a publicly held company, we must comply with the requirements for disclosure of information set forth by the Brazilian Corporate Law and the CVM.

Periodic and Occasional Disclosure of Information

The regulations applicable to publicly held companies issued by the CVM, including CVM Instruction 358, provide that we must disclose both periodic and occasional information. Among such items of information are, for example, our financial statements accompanied by the management reports and the reports of our independent auditors, our standard financial information form (formulário de informações financeiras padronizadas – DFP), our quarterly report (formulário de informações trimestrais – ITR) and our reference form (formulário de referência).

According to CVM Instruction 480, of December 7, 2009, as amended, the reference form (formulário de referência) must be filed with the CVM annually, within five months of the closing date of the reporting period, in the form established by the regulation. The reference form (formulário de referência) shall be updated, prior to a public offer, as well as upon the occurrence of certain events determined by the regulation that alter the information described therein, within seven business days of the respective change. This document contains complete information regarding us and, in general, includes the matters addressed in this annual report.

CVM Instruction 457, of July 13, 2007, as amended, or “CVM Instruction 457,” provides that we are also subject to the disclosure of our consolidated financial statements based on IFRS within four months of the end of each reporting period. The financial statements mentioned by CVM Instruction 457 must be disclosed in their entirety, together with (i) the management report, (ii) explanatory note expressly stating without reservation that the consolidated financial statements are in accordance with IFRS as issued by the IASB and Brazilian GAAP, and (iii) the opinion of the independent auditors. Within 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated to English; or (ii) disclose our financial statements or consolidated financial statements in accordance with IFRS as issued by the IASB, accompanied by the independent auditors’ review report.

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

We are obliged to send such information to CVM and B3 within ten days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition). Upon the issuance of CVM Instruction 568 on September 17, 2015, it also became mandatory to provide the CVM and B3 within the same time period the information related to the securities traded by us, our entities and affiliated companies.

Disclosure of Information About Our Shareholders with Relevant Interest

CVM Instruction 358, as amended, sets forth that (i) any direct or indirect controlling shareholders, (ii) any shareholders entitled to elect members of the board of directors and fiscal council, as well as (iii) any person or group of persons acting jointly with the aforementioned persons or representing the same interest, that carries out relevant transactions (that is, transactions whereby the direct or indirect holding of the aforementioned persons surpasses, upwards or downwards the thresholds of 5%, 10%, 15%, and so on successively, of our shares of a certain class and type) must disclose to us information on their trades, which will be sent to the CVM.

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

Disclosure of Material Facts

The Brazilian Securities Market Law and CVM Instruction 358 set forth that we must disclose any decision made by a controlling shareholder, by the general shareholders’ meeting or by any of our management bodies, or by any other act or event in connection with our business that could influence: (i) the trading price of our securities or securities referenced to our securities; (ii) the decision by investors to buy, sell or keep those securities; and (iii) the decision by investors to exercise any rights they have as holders of those securities.

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

For the two years immediately preceding the publication of this annual report. we were not a party to any material contract outside the ordinary course of business.

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

The Brazilian Congress is currently debating a bill to amend Law 4,131 and other laws that govern the Brazilian foreign exchange market. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Foreign Exchange Market”.

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

(iii)       Capital Reduction

In case of a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the shares is treated as capital gain derived from a transaction held out of a Brazilian exchange described above in (i) and is therefore currently subject to withholding tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million for a Non-Resident Holder not located in a Tax Haven or up to 25% for a Non-Resident Holder located in a Tax Haven.

Although subject to interpretation, in the case of Non-Resident Holders carrying out investments pursuant to CMN Resolution 4,373, it is possible to sustain that the income tax should not apply at progressive rates under Law 13,259/16. Moreover, Non-Resident Holders located in a Tax Haven jurisdiction are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

Sale of ADRs

Pursuant to Section 26 of Law 10,833/2003, the sale of an asset located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that ADRs do not qualify as assets located in Brazil and thus should not be subject to the Brazilian income tax. Notwithstanding the foregoing, since the tax rule referred to in Section 26 of Law 10,833 provides broad language and has not been analyzed by the administrative or judicial courts, we are unable to assure you of the final outcome of such discussion.

Gains on the exchange of ADRs for units

Non-Resident Holders may exchange ADRs for the underlying units, sell the units on the Brazilian stock exchange and the sale proceeds may be remitted abroad. As a general rule, the exchange of ADRs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying units in exchange for ADRs, Non-Resident Holders may also elect to register the U.S. dollar value of such units with the Brazilian Central Bank as a foreign portfolio investment under CMN Resolution 4373, which will entitle them to the tax treatment applicable to Registered Holders described above.

Alternatively, the Non-Resident Holder is also entitled to register the U.S. dollar value of such units as a foreign direct investment with the Brazilian Central Bank under Law 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

Gains on the exchange of units for ADRs

The deposit of units in exchange for ADRs by a Non-Resident Holder may be subject to Brazilian income tax on capital gains if the acquisition cost of the units is lower than the market price for such units.

The difference between the acquisition cost and the average price of the units is considered a capital gain currently subject to income tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million), or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law 4,131/62 wishes to deposit its units into the ADR program in exchange for ADRs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the progressive rates previously noted or, in the case of a Tax Haven resident, 25%.

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

Other Brazilian Taxes

The inheritance and gift tax, or “ITCMD,” is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares, or units comprised of shares, that are abroad to individuals who are residents in Brazil is subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor is domiciled in Brazil and the recipient is domiciled abroad. The ITCMD is a state tax with a maximum rate of 8%.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADRs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary does not address “Medicare contribution tax” consequences and applies only to U.S. Holders (as defined below) that hold ADRs or units as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

i.	certain financial institutions;

ii.	insurance companies;

iii.	dealers and traders in securities that use a mark-to-market method of tax accounting;

iv.	persons holding ADRs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;

v.	holders whose “functional currency” is not the U.S. dollar;

vi.	holders liable for the alternative minimum tax;

vii.	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

viii.	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

ix.	holders that own or are deemed to own 10% or more of our shares by vote or value;

x.	persons holding ADRs or units in connection with a trade or business conducted outside the United States; and

xi.	persons who acquired ADRs or units pursuant to the exercise of an employee stock option or otherwise as compensation.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2019. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

FATCA

The United States has enacted legislation, commonly referred to as “FATCA,” that generally imposes a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), and to payments of gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. However, regulations proposed in 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil, or the “IGA”. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—FATCA,” above. Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADRs or units to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADRs or units in the future. Prospective investors should consult their own tax advisors regarding the potential application of FATCA.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

In addition to establishing and applying our local risk management policies and procedures, we have incorporated the Santander Group’s global risk management functions at various levels of our organization, including financial, credit, market, operational and compliance risk, to ensure a consistent worldwide approach

In addition, committees led by senior management are responsible for controlling risks by overseeing credit approval and compliance with the exposure policies defined and approved by the Bank’s board of directors.

The Control department and Risk Consolidation department provided their respective Risk management reports to senior management. Likewise, the reports for senior management of the Santander Group’s financial entities and foreign branches are generated mainly by the risk control departments of each of those entities and branches.

The presentation of such information to senior management is designed to enhance the understanding and management of risks for the Santander Group’s administrative bodies and branches. The type of information and highlights in each report varies depending on the intended audiences within senior management, such as the Santander Group, its financial entities, or its foreign branches. Information can be transmitted to senior management through our intranet risk reporting tool, by e-mail or through live presentations.

Information, analyses and decisions are also disseminated through the channels described below, fostering communication among all areas of the organization:

i.	internal department mailboxes, which allow for the exchange of information within groups and areas;

ii.	periodic meetings (departmental, monthly, quarterly, off-site, conventions), which allow for regular exchange of information on an in-person basis;

iii.	our regulations portal, which is an internal portal within our intranet where we maintain our current risk management policies;

iv.	e-mail;

v.	video and teleconferences with Santander Spain; and

vi.	risk committees, including the executive risk committee for Brazil and the Risk control committee.

Information is prepared with the goal of improving risk management and is classified into two groups:

i.	Standard information: this information is generated on a regular basis and with fixed content, subject to revision, made available to senior management for select target areas, depending on the type of information included in the report. The reports are used to facilitate knowledge about the risk for which the Risk Management department is responsible, including credit use, instrument valuation and results, as well as the analyses needed to manage these risks and optimize capital.

ii.	Non-standard information: this includes presentations and information not included in the reports above prepared for our senior management on an ad hoc basis or upon specific request. When the request for certain information becomes more regular, such reporting is integrated into automated “Standard information”.

iii.	Each report varied by the nature of the information and its frequency. The nature of the information provided is either quantitative or qualitative.

Quantitative Information. Quantitative information includes risk metrics that permit our senior management to better analyze situations, trends and developments in each segment, activity or portfolio, relating to planned scenarios or defined limits, with emphasis on any scenarios falling outside such limits. Quantitative information primarily addressed the liquidity and market risk (trading and banking book) which includes, among other items, measurements of positions, mark-to-market valuations, sensitivity analyses, volume analyses, measures of liquidity gaps and country risk models, impacts of risks on results, economic risks, stress test simulations and back-testing.

Qualitative Information. Qualitative information includes internal and external events relating to the economic, financial or competitive environment, and an evaluation and analysis of the causes and known or foreseeable consequences of such events. These also include measures used to prepare such models.

The frequency with which quantitative and qualitative risk management information is prepared depends on the information provided, as follows:

Daily information:

i.	liquidity and market risk: includes data on treasury limits (VaR, positions, sensitivity of linear and non-linear econometric models) and the principal changes in the treasury portfolio. Also includes LCR and liquidity buffer calculation.

Weekly information:

i.	focuses on generating updated high-level information in different segments (focused on solvency risk) or portfolios (focused on market risk), as well as a summary of the relevant facts and expected short-term changes;

ii.	is generated for our senior management, including the chief executive officer and vice president executive officers of retail, risks and finance, and an independent member of our board of directors; and

iii.	is drawn from our risk management framework and policies globally and is validated by local market risk areas.

Monthly information:

i.	liquidity and market risk: facilitates the analysis of the current activity, including structural and interest rate risks; it also includes a detailed analysis of alternative measures, stress scenarios and short, long and concentration liquidity metrics.

Monthly information is generally more detailed than weekly information.

Risk Management Committees

The following table describes the main risk committees in Brazil (which are responsible for credit decisions and for ongoing control of credit risk matters), including their responsibilities, members and frequency of meetings.

Committee	Responsibilities	Members	Meeting Frequency
Executive Risk Committee	• Apply the Group’s risk policies locally in a manner compatible with the objectives of the business areas;	• CEO	Weekly
	• Approves the risk appetite that will be proposed to the board of directors of Santander Brasil;	• Vice President Executive Officer (Chief Risk Officer).
	• Manage exposures from different clients, economic sectors and types of risks, including, among others, the following functions:	• Vice President Executive Officer of Legal and Corporate Affairs
	• Approve risk proposals for credit and market operations, including, among others, underwriting operations of fixed and variable income, customer limits for Treasury products, ALCO limits, debt restructuring proposals and payment arrangements;	• Executive Superintendent of Wholesale’s Risks
	• Handle general issues related to market risk, cross-border limits, country risk, global banking operations, and market risk approvals;	• Vice-President Executive Officer of Corporate and Investment Banking
	• Adopt and, if necessary, validate, portfolio sales or individual asset-credits;	• Vice President Executive Officer of Corporate
	• Approve internal risk regulations as well as changes in risk policies with impact on revenue, margin or provision	• Vice President Executive Officer of Private Banking and Wealth

expenses on the Strategic Business Plan as well as on any related matters;	Management
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
• Provide information to the board of directors and to the executive committee and assistance, if needed, in order to execute the tasks assigned to risk management by applicable law, the by-laws, the board of directors´ rules of procedure and the regulation of the Risk Executive Committee; and
• Approve the creation, modification and termination of other committees or decision bodies and their regulations and delegate to those committees or people empowerment on decision-making and risk management.

Committee	Responsibilities	Members	Meeting Frequency

Risk Control Committee	• Oversee the Risk Identification and Assessment (RIA) exercise;	• Chief Financial Officer	Biweekly
	• Conduct a full segment and regular follow up of all risks, checking if the risk profile is set in accordance with the risk	• Chief Risk Officer • Chief IT Officer

appetite, the commercial and strategic plan and the budget approved by the board of directors;
• Conduct an independent and periodic control report on risk management activities, which includes:	• Executive Superintendents of Risk Architecture and Risk Control
• Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the Bank and monitoring of key strategic projects;	• Chief Audit Officer
• Monitor the observance of appetite and risk policies, advising the board risk committee on these issues; • Monitor all relevant aspects of capital management and its impacts.	• Vice President Executive Officer of Finance and Strategy. • Chief Compliance Officer
• Support and assist the board in carrying out stress tests, in particular valuing the scenarios and assumptions used and the results of these tests and analyzing the measures proposed by the risk function as a consequence of the results;
• Validate the information on risks that must be submitted to the board of directors when required and without prejudice to the direct access to the person responsible for the risk function (Chief Risk Officer) to the board;
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

The Executive Risk Committee and Risk Control Committee, which are described above in detail, make decisions with regard to risk management in Brazil with representatives of our senior management, including our Chief Executive Officer, our Vice President Executive Officer of Risk Management and other members of the Executive Committee. The main responsibilities of the Executive Risk Committee and Risk Control Committee include defining our level of risk tolerance, monitoring our loan portfolios and market conditions, as well as following up on any recommendations made by the Brazilian Central Bank. They also raise any matters to our board of directors that exceed the authority of the committee. Each of our risk management committees have certain authority and approval levels, in each case subject to Brazilian law and regulations. Decisions at the committee level are intended to be collegial in a manner to ensure that differing opinions are all considered.

Credit Risk

Santander Group’s risk management model is based on a prudent management, driven by the risk appetite defined by the unit and approved by the headquarters. We operate within the limits of the Santander Group's risk management guidelines and Brazilian Central Bank regulations, in order to protect and optimize capital and promote profitability. One of our credit risk management principles is independence among our business areas, providing sufficient autonomy for proper risk management. Another important characteristic of our risk management is the direct involvement of senior management in the decision-making process through credit committees. Our credit risk management process, especially new loan approval and risk monitoring, is structured according to our customer and product classifications, and is divided into retail and wholesale lending.

Retail Lending

In retail banking, credit requests made by individuals are analyzed by a credit approval system, which assigns a credit rating based on our policies and approved scoring model, which takes into account the credit history of the individual, the individual’s relationship with us and the type of credit requested.

These requests can come from one of our many service channels, including branches, internet banking, mobile applications and ATMs.

We use two distinct scoring models depending on the phase of the customer (the “application” phase and the “behavior” phase). A credit scoring model is applied in the application phase when the customer begins a relationship with us and a behavioral scoring model is used when the customer has already had a relationship with us for a period established by our risk management policies (i.e., during the “ongoing” phase). This policy allows us to evaluate our existing customers with a more complete analysis than if we applied a pure scoring model for all customers.

For financing products offered to SMEs (retail businesses), the method used to grant approval is determined based on credit risk approval limits developed internally, as well as the customer´s creditworthiness. These approval methods include system automation, or manual individual analysis, which generates a credit risk rating based on our internal models. Additional information, such as the characteristics of the financing product being offered, including related terms and conditions, as well as collateral granted in connection therewith, is also taken into account in the approval process.

Pre-approved limits on lines of credit for a both individuals or an SMEs are granted based on creditworthiness, as determined by our scoring criteria. Credit limits are managed based on the performance of the customers, taking into account each customer’s risk profile.

Credit authorizations are established through policies which define rules and responsibilities of each member of the committee. We have established procedures and authorized certain organizational bodies to approve credit requests in amounts greater than those delegated to individual branches (both for individuals and SMEs). Such approvals are made by the relevant authorized organizational body through applying the relevant scoring model and individualized analysis.

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

(3) Members of the higher Risk Committee include, among others, the Chief Executive Officer of the group, the officers of Wholesale, Retail, Market Risk, Recovery and representatives of the Risk and Compliance Departments.

Wholesale Lending

In Wholesale banking, each customer is analyzed on an individual basis. Commercial and risk areas analyze the client's needs and indicators, checking profitability, creditworthiness and adequacy in the risk appetite metrics of Santander Group RAS – Risk Appetite Statement, to determine and take the proposed limit for approval.

Wholesale risk appetite metrics and limits are set annually and tracked monthly through reports sent to the Santander headquarters. These limits are defined considering the risk appetite of the Group, in line with current regulations (Brazilian Central Bank and European Central Bank), and the expectations of the commercial area. Individual and sectoral portfolio concentrations are monitored to mitigate the risk of the portfolio.

All credit requests from our wholesale customers must be approved by a credit committee, which are outlined below:

Authorization Required	Limit
Territorial Committee	Up to R$50 million
Superior and High Risk Committee	Up to R$170 million
Wholesale Committee	Up to R$340 million

Credit Monitoring

Credit lines to retail banking SME customers are reviewed weekly, whereas individual clients are systematically reviewed, daily, based on the client’s credit rating. This process allows for improvements in credit exposure for customers who present good credit quality. Further specific early warnings are automatically generated when deterioration of a customer’s credit quality is identified. When this occurs, a process to reduce credit risk and prevent default is implemented. For SMEs, this includes monthly monitoring of their financial performance, the financial situation of each enterprise is discussed by specific committees in the presence of the commercial area. These processes are implemented, with the goal of continuously improving the quality of our loan portfolio.

Credit lines to wholesale customers and related credit quality are reviewed on an annual basis. When any specific concern the credit quality of a certain customer, we use a customer monitoring system known as SCAN (Santander Customer Assessment Note), which allows possible actions to be taken under the following categories: “monitoring,” “intensive monitoring,” “proactive monitoring” or “block and exit.” A customer subject to action under one of these categories will be reviewed on a quarterly or a semi-annual basis, depending on the situation.

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

Recovery

Our business recovery area is responsible for all nonperforming portfolios. This area uses statistical tools to study the behavior of clients and then defines, implements and monitors strategies related to these portfolios, seeking to ensure maximum recovery subject to applicable Brazilian law and regulation.

Customers with greater probability of payment are classified as low-risk customers and those with a low probability are classified as high risk. The aforementioned risk classification determines the intensity of collection efforts expended.

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

Our credit recovery tools include daily contact through our call center, inclusion of defaulting clients within external sources of credit protection, sending collection letters, and direct contact through our branch network. In addition to the aforementioned tools, we use the following strategies:

•	Internal teams specialized in restructuring and debt recovery work directly with defaulting clients with loans of higher values and/or are overdue more than 60 days.

•	We use specialized external firms to collect, report and assess high-risk customers. These firms are remunerated according to pre-established percentages applied to the amounts recovered.

Once we have exhausted all of the credit recovery resources available to us, we conduct sales of any remaining nonperforming loans. These sales are held periodically through an auction process, with the aim of obtaining optimal prices in the markets and thereby reducing the impact on us.

Assets and Liabilities Committee

Our asset and liability management strategy is defined by our assets and liabilities committee (ALCO), which operates under the guidelines and procedures established by the Santander Group. Members of the committee include our Chief Executive Officer, Chief Risk Officer,  Vice President Executive Officer - Finance and Strategy, Vice President Executive Officer - CFO, Director - Financial Management and the Chief Economist. The assets and liabilities committee establishes strategies, policies and procedures with the objective of managing our balance sheet and risk structure.

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

Credit spread risk

Credit spread risk arises due to changes in credit spread curves associated with specific issuers and debt types may adversely affect the value of a financial instrument, a portfolio or Santander Group as a whole.

Exchange rate risk

Exchange rate risk arises due to the sensitivity of a foreign currency position in relation to a base currency (in our case, reais) due to a potential change in exchange rates. We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries (such as our Cayman Islands and Luxembourg branches), affiliates and their respective currency funding. Our principal non-trading currency exposure is the U.S. dollar, which, as mandated by our policies, is hedged to the real within established limits.

Equity price risk

Equity price risk arises due to the sensitivity of an investment position in equity markets to adverse movements in the market prices or in response to expectations of future dividends. Among other instruments, equity price risk affects positions in shares, stock market indices and derivatives using shares as the underlying asset (puts, calls, and equity swaps). We are exposed to equity price risk in both our trading and non-trading investments in equity securities.

Commodities price risk

Commodities price risk relates to the potential negative effect of changes in commodity prices.

Our exposure to this risk is not significant and is concentrated in derivative operations involving commodities for clients.

Inflation risk

Inflation risk is the risk that changes in inflation rates may adversely affect the value of a financial instrument, a portfolio or Santander Group as a whole.

Volatility risk

Volatility risk is the sensitivity of a portfolio to volatility in a number of risk factors, including interest rates, exchange rates, share prices and commodity prices. This risk is applicable to financial instruments which have volatility as a variable in their valuation model.

Other, more complex, risks to which we may be exposed include:

Correlation risk

Correlation risk is the sensitivity to changes in the relation between risk factors, whether of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

Market liquidity risk

Market liquidity risk is the possibility of a Bank entity or the Santander Group as a whole finding itself unable to exit or close a position in time without affecting the market price or the cost of the transaction. This risk can be caused by a decrease in the number of market participants or institutional investors, the execution of large volumes of operations, market instability or increases of the concentration existing in certain products and currencies. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets. Our liquidity risk also arises in non-trading activity, due to the maturity gap between assets and liabilities mostly in the retail banking business.

Risk of prepayment or cancellation

In certain transactions, the relevant loan agreement allows, explicitly or implicitly, voluntary prepayment prior to maturity without any penalty, which creates a risk that the cash flows received as a result of the prepayment will be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

Underwriting risk

Underwriting risk occurs in the underwriting of a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all or any proportion of any issuance among potential buyers.

Derivatives used in Managing Market Risks

We use derivatives both in trading and non-trading activities to manage market risks. Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange and equity price risk), and to provide financial services to customers. Our principal counterparties (in addition to customers) for this activity are financial institutions and the B3. Our principal derivative instruments include interest rate swaps, interest rate futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, cross currency swaps, equity index futures and equity options and interest rate options. With respect to non-trading activity, derivatives are used in order to manage interest rate risks and foreign exchange risks arising from asset and liability management activity. We also use interest rate and foreign exchange linear derivatives in non-trading activity. As no market exists in Brazil, we do not use credit derivatives

Activities subject to market risk

Our market risk area is responsible for measuring, controlling and monitoring risk, in respect to the above identified areas, as a result of changes in market factors. Market risk arises due to changes and potential volatility in interest rates, exchange rates, share prices and commodities prices, as well as due to liquidity risk of the various products and markets in which we operate.

The following outlines the main source of risk for which we are exposed:

Trading book

The trading book includes financial services to customers and purchase-sale and positioning mainly in fixed income, equity and currency products. The trading book comprises our proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. This portfolio also includes positions in financial instruments deriving from market-making and sales activities. As a result of trading fixed income, equity, commodities and foreign exchange products, we are exposed to their respective market risks. We are also exposed to volatility when non-linear derivatives are used.

Non-trading book (banking/structural)

The non-trading book consists of market risks inherent in the balance sheet, excluding the trading portfolio. These include:

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

Market Risk Management Framework

Our board of directors is responsible for establishing our policies, procedures and limits with respect to market risk, including which businesses to invest in and maintain. The risk committee monitors our overall performance in relation the risks we assume. Together with the local and global assets and liabilities committees, each market risk unit measures and monitors our market and liquidity risk and provides figures to the assets and liabilities committees to use in managing such risks.

Market risk is regulated and controlled through certain policies, set forth in our market and liquidity risk management policies manual, as well as through specific exposure limits established for the entire Santander Group. In addition, authorized products are listed and reviewed periodically.

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk, and are built on five basic pillars, which we believe are vital for correct management of market risks:

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

The principal limits include:

Trading limits

i. VaR limits;

ii.	limits of equivalent positions and/or nominal;

iii.	sensitivity limits to interest rates;

iv.	vega limits; and

v.	limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	loss trigger; and

•	stop loss.

Structural limits

i.	structural interest rate risk of the balance sheet:

•	sensitivity limit of net interest margin (“NIM”) over a one year horizon; and

•	sensitivity limit of market value of equity (“MVE”);

ii.	structural exchange rate risk comprised of the net position in each currency; and

iii.	liquidity risk: limits defined for short, long and concentration metrics and considering BAU and Stress scenario.

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

Trading Activity

•	VaR: as calculated by us, our internal VaR model is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence level, subject to certain assumptions and limitations discussed below. Our standard methodology is based on historical simulation of 520 days and is calculated using the VaR methodology “full revaluation.” In order to capture recent market volatility in the model, the reported VaR is the higher between the 1% percentile and the 1% weighted percentile of the simulated PnL distribution. The first VaR figure gives the same weight to all observed values, and the second one applies an exponential declining factor to give a higher weight for the most recent observations. This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back testing exceptions. We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

1.	Assumptions and limitations: our VaR methodology should be interpreted in light of the limitations that (i) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (ii) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

2.	Calibration measures: in order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean Profit and Loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

•	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 250 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the market risk area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.

•	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to all the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.

•	Sensitivities: our market risk sensitivity measures gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors may be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

Non-trading Activities

•	Interest rate gap of assets and liabilities: focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of future interest rate movements on NIM or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

•	NIM sensitivity: measures the change in the short- and medium-term in the accruals expected over a 12-month horizon, in response to a shift in the yield curve. The yield curve is calculated by simulating the NIM, with a shift in the yield curve, as well as for the current scenario. The sensitivity is the difference between the calculation of the two margins.

•	MVE sensitivity: Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the NIM.

•	Value at risk: The VaR for balance sheet activity and investment portfolios.

•	Analysis of results arising from the interest rate scenarios established by Circular No. 3,876 of the Brazil Central Bank: there are six shock scenarios for MVE sensitivity and two for NIM sensitivity.

•	Liquidity risk: our ability to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles. The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.

•	Liquidity gap: provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a particular date and reflects the level of liquidity maintained under normal market conditions.

•	Analysis of scenarios/contingency plan: includes the local and external activities and consists of a formal set of preventive and corrective actions taken in times of liquidity crises. Using analysis of historical scenarios and simulations of impacts on bank liquidity, we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan. Each unit should prepare its contingency plan. Additionally, Santander Spain must be periodically informed about the contingency plan of each subsidiary. The frequency with which this plan must be updated depends on market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative Analysis of Daily VaR in 2019

Our risk performance with regard to trading activity in financial markets between 2017 and 2019, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2019, VaR presented a low volatility, fluctuating between R$20.8 million and R$85.4 million (on March 21 2019, when it was announced the arrest of Michel Temer), with an average of R$41.9 million. The histogram below shows the distribution of average risk in terms of VaR in 2019 where the accumulation of days with VaR levels between R$30 million and R$60 million can be observed in 88.9% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2019 VaR values by risk factor were as follows:

	2018	2019
	Period End	Low	Average	High	Period End
	(in millions of R$)
Trading VaR	46.5	20.8	41.9	85.4	20.9
Diversification Effect	(23.8)	1.7	(11.4)	(32.8)	(10.7)
Interest Rate VaR	33.9	14.7	31.0	66.0	16.7
Equity VaR	11.6	2.0	8.6	29.2	7.4
Foreign Exchange VaR	24.6	1.6	13.8	31.3	7.5
Commodities VaR	0.2	0.0	0.0	0.4	0.0

The average VaR for 2019 was R$41.9 million, with most of the risk due to interest rate positions. Santander Brasil was relatively conservative in equity and commodities trading activity.

The average VaR of the three main risk factors, interest rates, equity prices and exchange rates, were R$31.0 million, R$8.6 million and R$13.8 million, respectively, with a negative average diversification effect of R$11.4 million. The chart below shows the evolution of the VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices (EQ) (at a 99% confidence level, over a day time frame and a 15 day moving average).

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for clients. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments.

The chart below shows the VaR Vega performance of our structured derivatives business in 2019, 2018 and 2017. In the most recent year, this figure fluctuated around an average of R$4.5 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2019. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2019, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(54.8)	(79.0)	(35.1)	(168.8)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$168.8 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2019

Convertible Currencies

At the end of 2019, the sensitivity of NIM at one year, to a parallel rise of 100 basis points in the local yield curve was R$334 million.

In addition, at the end of 2019, the sensitivity of net worth to parallel rises of 100 basis points in the yield curves was R$2,063 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2019 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	272,311	83,617	696	1,208	11,398	23,946	19,059	37,881	94,506
Loans	337,639	80,230	43,964	41,351	48,774	59,367	22,408	25,053	16,492
Permanent	16,782	-	-	-	-	-	-	-	16,782
Other	231,613	50,960	259	129	36	-	-	-	180,230
Total Assets	858,346	214,808	44,919	42,687	60,207	83,314	41,467	62,934	308,009
Money Market	(122,348)	(74,002)	(1,917)	(3,293)	(3,208)	(3,950)	(13,957)	(8,457)	(13,564)
Deposits	(404,842)	(200,816)	(5,377)	(6,174)	(9,587)	(24,901)	(13,092)	(27,995)	(116,899)
Equity and Other	(331,156)	(54,789)	(11,339)	(6,784)	(7,361)	(722)	(599)	(2,490)	(247,074)
Total Liabilities	(858,346)	(329,607)	(18,633)	(16,251)	(20,156)	(29,573)	(27,648)	(38,942)	(377,537)
– Balance Gap	-	(114,799)	26,286	26,437	40,052	53,741	13,819	23,993	(69,528)
Off-Balance Gap	-	58,910	(7,262)	(3,197)	(13,889)	(19,836)	(2,377)	(11,425)	30,838
Total Structural Gap	-	(55,889)	19,024	23,240	26,162	33,905	11,442	12,568	(38,689)
Accumulated Gap	-	(55,890)	(36,866)	(13,626)	12,536	46,441	57,883	70,451	31,762

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, increased R$135 million during 2019, reaching a maximum of R$334 million in December. The sensitivity of the market value decreased R$202 million during 2019, reaching a maximum of R$2,342 million in October. The main factors in 2019 that influenced the sensitivity were the volatility of the interest curve, updating of methodologies and the effects of strategies in the business areas.

The following chart shows our NIM and MVE sensitivity during each month in 2019.

Interest Rate Risk Profile as of December 31, 2019

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2019 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in Local currency
Money Market	243,106	82,104	646	1,023	10,980	21,542	12,671	30,916	83,223
Loans	285,391	61,762	30,786	32,699	43,599	58,580	20,151	23,682	14,132
Permanent	16,782	-	-	-	-	-	-	-	16,782
Others	103,613	24,461	-	-	-	-	-	-	79,153
Total Assets	648,892	168,326	31,432	33,722	54,579	80,122	32,823	54,598	193,289
Money Market	(104,130)	(72,943)	(609)	(1,126)	(2,662)	(3,583)	(2,187)	(7,456)	(13,564)
Deposits	(385,544)	(194,698)	(3,876)	(4,431)	(8,136)	(21,281)	(11,499)	(26,695)	(114,927)
Equity and Other	(177,481)	(27,448)	-	-	-	-	-	309	(150,342)
Total Liabilities	(667,155)	(295,089)	(4,486)	(5,557)	(10,799)	(24,864)	(13,686)	(33,842)	(278,832)
Off-Balance Gap	(56,847)	57,544	8,092	1,330	(4,276)	(14,620)	(485)	(10,361)	(62,310)
Gap	(75,111)	(69,218)	35,039	29,496	39,504	40,638	18,652	10,396	(147,854)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	29,206	1,513	50	185	418	2,404	6,388	6,965	11,283
Loans	52,248	18,469	13,178	8,651	5,175	787	2,256	1,371	2,360
Permanent	1	-	-	-	-	-	-	-	1
Others	128,000	26,500	259	129	36	-	-	-	101,077
Total Assets	209,454	46,482	13,487	8,965	5,629	3,191	8,644	8,336	114,720
Money Market	(18,218)	(1,060)	(1,308)	(2,167)	(546)	(367)	(11,770)	(1,001)	-
Deposits	(19,298)	(6,118)	(1,501)	(1,743)	(1,451)	(3,620)	(1,593)	(1,300)	(1,972)
Equity and Other	(153,675)	(27,340)	(11,339)	(6,784)	(7,361)	(722)	(599)	(2,799)	(96,732)
Total Liabilities	(191,191)	(34,518)	(14,148)	(10,694)	(9,357)	(4,709)	(13,961)	(5,100)	(98,705)
Off-Balance Gap	56,847	1,366	(15,354)	(4,527)	(9,613)	(5,216)	(1,893)	(1,064)	93,149
Gap	75,110	13,329	(16,015)	(6,256)	(13,342)	(6,733)	(7,209)	2,172	109,165

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2018 and December 31, 2019, broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2019				2018
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	20.8	41.9	85.4	20.9	46.5
Non-trading	1,336.3	1,915.0	2,203.7	1,755.1	1,743.7
Diversification effect	-	-	-	-	-
Total	1,357.1	1,956.9	2,289.1	1,776.0	1,790.2

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2019				2018
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk

Interest rate risk
Trading	14.7	31.0	66.0	16.7	33.9
Non-trading	1,336.3	1,915.0	2,203.7	1,755.1	1,743.7
Diversification effect	-	-	-	-	-
Total	1,351.0	1,946.0	2,269.7	1,771.8	1,777.6

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2019				2018
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	1.6	13.8	31.3	7.5	24.6
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	-	-	-	-	-
Total	1.6	13.8	31.3	7.5	24.6

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2019				2018
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	2.0	8.6	29.2	7.4	11.6
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	-	-	-	-	-
Total	2.0	8.6	29.2	7.4	11.6

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Commodity Price Risk

	2019				2018
	Low	Average	High	Period End	Period End
	(in millions of R$)
Commodities price risk
Trading	0.0	0.0	0.4	0.0	0.2
Non–trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	-	-	-	-	-
Total	0.0	0.0	0.4	0.0	0.2

Our daily VaR estimates by activity were as set forth below:

	2019				2018
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	14.7	31.0	66.0	16.7	33.9
Exchange rate risk	1.6	13.8	31.3	7.5	24.6
Equity	2.0	8.6	29.2	7.4	11.6
Commodities price risk	0.0	0.0	0.4	0.0	0.2
Total Trading	20.8	41.9	85.4	20.9	46.5
Non-trading
Interest rate	1,336.3	1,915.0	2,203.7	1,755.1	1,743.7
Exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Equity	N.A.	N.A.	N.A.	N.A.	N.A.
Total Non-Trading	1,336.3	1,915.0	2,203.7	1,755.1	1,743.7
Total (Trading + Non-Trading)	1,357.1	1,956.9	2,289.1	1,776.0	1,790.2
Interest rate	1,351.0	1,946.0	2,269.7	1,771.8	1,777.6
Exchange rate	1.6	13.8	31.3	7.5	24.6
Equity	2.0	8.6	29.2	7.4	11.6
Commodities price risk	0.0	0.0	0.4	0.0	0.2

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Operational Risk

We adopted the definition of the Basel Committee and Brazilian Central Bank for operational risk, which is defined as the possibility of losses resulting from inadequate processes, people and systems, failures or even from external events. This definition includes the legal risk associated with the inadequacy or deficiency in executed agreements, as well as penalties for noncompliance with legal provisions and damages for third parties resulting from our activities. Operational risk losses may result in financial losses, adversely affecting the continuity of our business and also negatively affect our public image.

To accomplish our operational risk objectives, we have established a risk model based on three lines of defense, with the objective of continuously improving and developing our management and control of operational risks. The three lines of defense are as follows:

•	First line of defense: all business and support areas within Santander Brasil are responsible for identifying, managing, mitigating and reporting operational risk to its activities;

•	Second line of defense: the operational risks and internal control departments are responsible for monitoring and ensuring control over operational and technological risk management practices throughout the organization. It is also responsible for implementing and communicating our operational risk culture, defining methodologies, policies, tools, training, applicable procedures and requirements for the effective management of operational risk and ensuring there is an adequate business contingency plan in place throughout the organization;

•	Third line of defense: the Internal Audit Department is responsible for undertaking independent reviews of the risk management undertaken by the first and second lines of defense and for promoting continuous improvements in both lines.

The objectives of our operational risk management model are:

•	to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses and to mitigate their financial, legal and reputational impacts;

•	to provide support to decision-makers within Santander Brasil;

•	to ensure the business continuity in a sustainable manner and to improve internal controls; and

•	to maintain control of operational risk in a manner which is consistent with business strategy.

The following bodies are involved in the implementation of risk management model in order to ensure we have a structured process of operational risk management and decision maker:

•	Risk Control Committee (Comitê de Controle de Riscos): A committee which aims to perform a holistic and periodic monitoring of the risks to which we are exposed and to exercise independent control on the risk management activities;

•	Integrated Risk Operational Committee (Comitê Integrado de Riscos Operacionais): A committee which aims to ensure and foster the adequate monitoring, control and mitigation of operational risks; and

•	Operational Risk Forum (Fórum de Riscos Operacionais): An independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

Our risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by reducing operational risk losses. It is compliant with the applicable regulatory requirements.

Social and Environmental Risk

Our Social and Environmental Responsibility Policy (PRSA), which complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban, establishes guidelines and consolidates specific policies for social-environmental practices used in business and stakeholder relations. These practices including social and environmental risk management, impacts and opportunities related themes, such as, adequacy in the concession or use of credit, supplier management and analysis of the social and environmental risk which is carried out through the analysis of the socio-environmental practices of wholesale and Empresas Nucleo (Core Companies) SMES customers, that have limits or credit risk greater than R$5 million and are included in one of the 14 sectors of social and environmental attention, in order to mitigate operational, capital, credit and reputational risk. In 2019, we screened 1,340 wholesale corporate customers and 697 Empresas Nucleo (Core Companies) customers, as well as 49 major new projects, both subject to Equator Principles and not subject, for these types of risks. Furthermore, wholesale segment customers are screened, for environmental and social concerns by the new customers´ acceptance area, when initiating their commercial relationship with us. Since 2009, we are a signatory of the Equator Principles, whose standards are applied in order to mitigate social and environmental risks when financing large projects.

Cyber Security Risk

We have extensive security measures in place to mitigate the risk of cyber-security threats affecting our technology platforms and our business. We have taken into consideration the practices set forth in the ISO-27002 security standard to assist us in formulating such security measures. Our security measures, include, but are not limited to access and privilege management, segregation of test and production environments, network security analysis, cyber incident management, baseline configuration of hardware and software, activity log correlation, malware prevention and remediation, and security analysis of third-party operations. We employ a range of security processes, solutions and dissemination of these measures, including regular compliance checks and continuous monitoring of network activity by our Security Operations Center (SOC). We also perform periodic reviews of cyber-security threats and related controls, including periodic penetration tests performed by independent third parties. In addition, we are constantly investing in technology and security solutions, as well as conducting user training and awareness efforts. Furthermore, we cooperate and exchange information and experience relating to cyber-security with local and international security communities, such as local telecommunications companies and other financial institutions, and as a member of the Financial Services - Information Sharing and Analysis Center community.

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

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2019, such reimbursements amounted to U.S.$3,2 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A.	Disclosure Controls and Procedures

As of December 31, 2019, with the supervision and participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

Based on such evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in ensuring that information we are required to disclose in the reports we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosures.

In addition to this and in accordance with the applicable legal requirements (Resolutions 2,554/98 and Circular 3,467/09), we are in process of preparing the report on the evaluation of the Bank's internal control environment. This report will be issued within the determined period of 45 (forty-five) days of publication of the our Brazilian GAAP financial statements, which is March 13, 2020 (Brazilian Central Bank GAAP).

15B.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting process is designed by, or under the supervision of, our principal executive and financial officers and also incorporates supervision from effected by our Board of Directors, management and other personnel. The purpose is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For us, generally accepted accounting principles refer to IFRS as issued by the IASB.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projected effectiveness of controls in future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures deteriorates.

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

Risk Management Integrated Framework

The documentation process in our companies has been constantly directed and monitored by a global coordination team, which sets development guidelines and supervises execution at the unit level.

The general framework is consistent, as it assigns specific responsibilities to management regarding the structure and effectiveness of the processes related directly and indirectly with the production of consolidated financial statements, as well as the controls needed to mitigate the risks inherent in these processes.

With the supervision and participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through March 6, 2020, our management concluded that, as of December 31, 2019, its internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers Auditores Independentes which has audited the consolidated financial statements of Santander Brasil for the year ended 31 December 2019, has also audited the effectiveness of Santander Brasil’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing in our consolidated financial statements included in “Item 18. Financial Statements.”

15C.	Audit Report of the Registered Public Accounting Firm

For the report, dated March 6, 2020 from PricewaterhouseCoopers Auditores Independentes, our registered public accounting firm, on the effectiveness of our internal control over financial reporting as of December 31, 2019, see “Item 18. Financial Statements.”

15D.	Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that one of the members of our audit committee, Mr. Luiz Carlos Nannini is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE. He is, as are all other current members of the Audit Committee, deemed independent under the applicable Brazilian law and the regulations of the SEC and NYSE.

For more details about the Audit Committee, refer to “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee”

ITEM 16B.	SANTANDER BRASIL’S CODE OF ETHICAL CONDUCT

The Code of Ethical Conduct, the central element the Governance Compliance, is applicable to the members of the Boards of Directors, Executive Officers and to all employees and trainees (“Persons Subject to the Code of Ethical Conduct”) of Santander Brasil and its subsidiaries. It defines the principles that should guide both the personal and professional behavior of the Persons Subject to the Code of Ethical Conduct. They must know the Code of Ethical Conduct and seek to promote it, by championing and striving for its enforcement, and also have the obligation to attend and participate in all assigned training activities in order to become appropriately acquainted with the Code of Ethical Conduct. The Persons Subject to the Code of Ethical Conduct should be guided by ethical principles and rules of conduct that are consistent with our values.

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

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, as follows:

	For the year ended December 31,
	2019	2018	2017
	(in R$ millions)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	25.2	19.9	17.5
Audit related	0.1	0.5	3.9
Tax	-	-	-
All other	0.3	0.1	1.3
Total	25.6	20.5	22.7

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2019 according to applicable law totaled R$3.6 million.

The services commissioned from our auditors meet the independence requirements stipulated by the Brazilian Central Bank and CVM regulation and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

If we are required to engage an auditing firm for audit and audit-related services, those services and any fees paid to the auditing firms must be pre-approved by the audit committee.

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

Our Audit Committee observes Brazilian legislation and performs all the functions of an Audit Committee under Rule 10A-3. As provided in Brazilian law, our Board of Directors and the Audit Committee and distinct statutory entities. Moreover, according to Brazilian law, the function of hiring independent auditors is a power reserved exclusively to the Board of Directors of the company, under the specific and express recommendation issued from the Audit Committee, as the case may be, for the engagement or replacement of independent auditors, and our Board of Directors acts as our audit committee for the purposes of nominating such independent auditors.

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2019.

Santander Brasil – Buyback Program Units

Months	Total Number of Units Purchased (3)	Average Price Paid per Unit in U.S.$ (4)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1) (5)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs (2)

November 2018	1,438,400	10.7684	1,438,400	-
December 2018	818,500	11.0285	818,500	-
January 2019	683,500	12.9728	683,500	-
February 2019	1,579,900	12.9271	1,579,900	-
March 2019	1,098,900	11.4158	1,098,900	-
April 2019	-	-	-	-
May 2019	894,000	10.9507	894,000	-
June 2019	718,400	11.6827	718,400	-
July 2019	-	-	-	-
August 2019	632,800	10.3023	632,800	-
September 2019	-	-	-	-
October 2019	659,200	11.9678	659,200	-

November 2019	199,000	10.6889	199,000	-
December 2019				-
Total	8,722,600	115	8,722,600	37,753,760

(1)	The buyback program, as approved by our board of directors on November 3, 2016 for the period from November 4, 2016 to November 3, 2018, and on November 1, 2018 for the period from November 6, 2018 to November 5, 2019. A new buyback program was approved by our board of directors on November 1, 2019 for the twelve (12)-month period starting on November 6, 2019.

(2)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the period from November 2018 to November 2019 as approved by our board of directors. The number of Units that may be repurchased for the period from November 6, 2018 to November 5, 2019 as approved by our board of directors is 37,753,760.

(3)	The “Total Number of Units Purchased” was 199,000 in November 2019 and 0.00 in December 2019.

(4)	The “Average Price Paid per Unit in U.S.$” was 10,6889 in November 2019 and U.S.$0,00 in December 2019

(5)	The “Total Number of Units Purchased as Part of Publicly Announced Plans or Programs” was 199,000 in November 2019 and 0.00 in December 2019.

(6)	The repurchase plans define an annual maximum of Units to be repurchased but without a monthly limit.

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

By its own terms, the framework as a whole is premised on the legal and financial autonomy of the subsidiaries and does not empower Santander Spain to supplant its subsidiaries’ decision-making processes. Moreover, each of the three pillars of the framework is explicitly made subject to local legal requirements. We approved the adoption of this corporate governance framework in May 2013, and have approved all subsequent amendments since then (the latest one was approved in December 2019), subject to the precedence of applicable Brazilian laws and regulations and the limitations imposed thereby such as banking secrecy laws, and subject also to our corporate governance practices, including our policies for related party transactions and for disclosure of material acts and facts.

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

Pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for United States resident companies under the NYSE listing standards. Section 303A of the NYSE Listed Company Manual sets forth certain corporate governance requirements that a company must satisfy to be listed on the NYSE. However, exemptions from many of the requirements are available to foreign private issuers such as us. As a foreign private issuer, we are permitted to and we will, follow home country practice in lieu of the NYSE corporate governance standards, from which we are exempt.

A discussion of the significant differences between Brazilian corporate governance standards that govern our practices and the NYSE standards applicable to U.S. companies follows below. It includes only a brief summary description of our corporate governance practices.

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are also subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an Audit Committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our Chief Executive Officer of any material noncompliance with any applicable NYSE corporate governance rules, (iii) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of the committees subject to Section 303A of the NYSE rules, and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE, corporate governance practice required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below, as required for foreign private issuers by NYSE Rule 303A.11.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Currently, our Board of Directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our By-Laws. Currently, five members of our Board of Directors are deemed independent (representing 56% of the composition of our Board of Directors). Also, Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE. Brazilian Corporate Law requires that our directors shall be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our shareholders after recommendation of the Nomination and Governance Committee, for a term of two years.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one third of the members of the Board of Directors can be elected from management members. Our Chief Executive Officer, Mr. Sergio Agapito Lires Rial, is a

member of our Board of Directors. There is no requirement that our non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

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

CMN rules require us to have a compensation committee of at least three members. We have created the compensation committee whose function is to advise our Board of Directors on matters in connection with, but not limited to (i) fixed and variable compensation policies and benefits and (ii) the long-term incentive plan.

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

Pursuant to the practices of corporate governance guidelines, on September 22, 2010, our Board of Directors approved a policy that regulates related party transactions, which was last revised on March 27, 2019. This policy provides rules which aim to ensure that all decisions, in particular those involving related parties and other situations with potential conflict of interests will be aligned with our interests and those of our shareholders. The policy applies to all employees, Directors and Executive Officers of Santander Brasil.

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

Internal Audit Function

NYSE rules require that listed companies maintain an internal audit function to provide management and the Audit Committee with ongoing assessments of the company’s risk management processes and system of internal controls.

Our internal audit department works independently to conduct structured examinations, analyses, surveys and fact-finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The internal audit department reports on an ongoing basis to the Audit Committee. In carrying out its duties, the internal audit department has access to all documents, records, systems, locations and professionals involved with the activities under review.

Other Corporate Frameworks

On the recommendation of our controlling shareholder, our Board of Directors analyzed and approved the adoption of a series of corporate frameworks to matters such as: (i) internal audit; (ii) accounting and disclosure of financial information; (iii) risk control; (iv) communication and branding; (v) human resources; (vi) information technology; and (vii) money-laundering protection. Currently, we have a total of 16 frameworks (Marcos Corporativos) in force. We believe that these frameworks, once all of them have been adopted, will continue to enhance the formalization of our governance and internal controls structures.

Website

Our corporate governance codes, which do not form part of this annual report, are available to the public on our website in Portuguese and English at www.santander.com.br under the heading “Investor Relations—Corporate Governance.” The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites is not part, of and is not incorporated by reference in, this annual report.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Consolidated Financial Statements are filed as part of this annual report, see pages 1 to 159.

ITEM 19.	EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)       List of Exhibits.

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on April 26, 2019 (incorporated by reference to our Form 6-K (file no. 001-34476) filed with the SEC on April 29, 2019).
2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-207353) filed with the SEC on October 9, 2015).
2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.3	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.4	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.5	Description of Securities

4.1	Option Plan to Purchase Share deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).
4.2	Long-term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).
4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).
4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).
4.5	Long-term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).
4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit II to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).
4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).
4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit II to our Form 6-K/A (file no. 001-34476) filed with the SEC on December 3, 2015).
8.1	List of Subsidiaries (incorporated by reference to Note 3 to our Consolidated Financial Statements filed with this Form 20-F).
11.1	English translation of the Code of Ethical Conduct of Santander Brasil (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on March 28, 2017).
12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the Chief Executive Officer.
13.2	Section 906 Certification by the Chief Financial Officer.
15.1	Consent Letter of PricewaterhouseCoopers

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.

By:	/s/ Sergio Agapito Lires Rial
Name: Sergio Agapito Lires Rial
Title: Chief Executive Officer

Date: March 6, 2020

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

INDEX	Pg.

Report of Independent Registered Public Accounting Firm	F-2

Supplemental information
APPENDIX I - RECONCILIATION OF STOCKHOLDERS' EQUITY AND NET INCOME - BRGAAP vs IFRS	F-146
APPENDIX II - STATEMENTS OF VALUE ADDED	F-149

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Banco Santander (Brasil) S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the “Company”) as of December 31, 2019, 2018 and 2017, and the related consolidated income statements, statements of comprehensive income, statements of changes in stockholders’ equity and cash flow statements for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 1.c.2.1.iii to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15B – Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Supplemental Information

The reconciliation of stockholders' equity and net income – BRGAAP vs IFRS as of and for the years ended December 31, 2019, 2018 and 2017 and the statements of value added for the years ended December 31, 2019, 2018 and 2017, included in APPENDIX I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company’s consolidated financial statements. This supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of stockholders' equity and net income – BRGAAP vs IFRS as of and for the years ended December 31, 2019, 2018 and 2017 and the statements of value added for the years ended December 31, 2019, 2018 and 2017 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of expected credit losses

As described in Notes 1.c.2.1.iii, 2.i, 9 and 47.b to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, that involves management’s judgment, as set forth in IFRS 9 - Financial Instruments. At December 31, 2019, the impairment losses on loans and receivables was BRL 22,625,750 thousand on total loans and receivables at amortized cost of BRL 347,256,660 thousand. Management calculates expected credit losses (‘ECL’) using three main components: a probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’) including individual and collective models. The ECL measurement is based on management’s estimate of present value expected to be received, including the use of a variety of assumptions such as historical loss experience, credit quality, concentration, economic factors and estimated future cash flows.

The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining the PD and LGD, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these assumptions; and (ii) the audit effort involved use of professionals with specialized skill and knowledge to assist in evaluating those assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management’s measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management’s accounting policies in comparison with IFRS 9; and (iii) analysis over management’s disclosures in the financial statements.

Provisions for judicial and administrative proceedings

As described in Notes 1.c.2.1.v, 2.r and 23 to the consolidated financial statements, Provisions for judicial and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel. At December 31, 2019, the Company has recorded provisions for judicial and administrative proceedings of BRL 9,226,735 thousand. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to provisions for judicial and administrative proceedings is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and the potential amount of the judicial and administrative proceedings. This in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the provisions for judicial and administrative proceedings, including the involvement of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the understanding and testing the design and the effectiveness of controls relating to identifying, assessing, monitoring, measuring, recording, and disclosing the provisions for judicial and administrative proceedings, including the completeness and accuracy of the data used. Our procedures also included testing the recognition and measurement of the Company’s provisions for judicial and administrative proceedings and performing external confirmation procedures with law firms responsible for a sample of the judicial and administrative proceedings to evaluate the reasonableness of management’s assessment of the provisions. With the assistance of our professionals with specialized skill and knowledge, we evaluated the reasonableness management’s assessment of a sample of proceedings taking into account the individual progress of similar proceedings.

Valuation of Level 3 financial instruments

As described in Notes 1.c.2.1.ii, 2.e and 30 to the consolidated financial statements, if there is low liquidity, the Company uses valuation techniques based on internal models with the use of significant non-observable inputs for which the determination of fair value requires significant management judgment or estimation. At December 31, 2019, the Company has recorded as level 3 fair value measurements certain financial instruments including financial assets of BRL 4,322,668 thousand and financial liabilities of BRL 2,164,757 thousand. The Company determines the fair value of certain Level 3 financial instruments using quantitative models that utilize multiple significant non-observable inputs, including long-dated volatility, estimated future inflation and forward price, as applicable.

The principal considerations for our determination that performing procedures relating to these financial instruments is a critical audit matter due to a high degree of management judgment in the valuation process since the techniques carried out with internal models are based on subjective non-observable inputs. This in turn led to a high degree of auditor judgment and effort in performing procedures, including the involvement of professionals with specialized skill and knowledge to assist in evaluating certain audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the understanding and testing the effectiveness of controls relating to valuation models, significant non-observable inputs, and data. Our procedures also included, the involvement of professionals with specialized skill and knowledge to calculate an independent estimate of fair value for a sample of certain financial instruments and compare management’s estimate with the independently developed estimate of fair value. Developing the independent estimate involved testing the completeness and accuracy of data provided by management and evaluating the reasonableness of management’s assumptions used to develop the significant non-observable inputs.

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

March 6, 2020

We have served as the Company’s auditor since 2016.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS

(Thousand of Brazilian Reais - R$)

Assets	Note	2019	2018	2017

Cash and Balances With The Brazilian Central Bank	4	20,127,364	19,463,587	20,642,321

Financial Assets Held For Trading		-	-	86,271,097
Debt instruments	6	-	-	34,879,681
Equity instruments	7	-	-	489,770
Trading derivatives	8.a	-	-	17,070,125
Balances With The Brazilian Central Bank		-	-	33,831,521
Financial Assets Measured At Fair Value Through Profit Or Loss		32,342,306	43,711,800	-
Debt instruments	6	3,735,076	3,171,746	-
Balances With The Brazilian Central Bank		28,607,230	40,540,054	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		57,020,903	68,852,314	-
Debt instruments	6	34,885,631	50,066,469	-
Equity instruments	7	2,029,470	766,333	-
Trading derivatives	8.a	20,105,802	18,019,512	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		171,453	917,477	-
Equity instruments	7	171,453	298,297	-
Loans and advances to customers	9	-	619,180	-
Other Financial Assets At Fair Value Through Profit Or Loss		-	-	1,692,057
Debt instruments	6	-	-	1,658,689
Equity instruments	7	-	-	33,368
Available-For-Sale Financial Assets		-	-	85,823,384
Debt instruments	6	-	-	84,716,747
Equity instruments	7	-	-	1,106,637
Financial Assets Measured At Fair Value Through Other Comprehensive Income		96,120,233	85,436,677	-
Debt instruments	6	95,962,927	85,395,691	-
Equity instruments	7	157,306	40,986	-
Held to maturity investments	6	-	-	10,214,454
Loans and Receivables		-	-	368,729,006
Loans and amounts due from credit institutions	5	-	-	78,692,334
Loans and advances to customers	9	-	-	272,420,157
Debt instruments	6	-	-	17,616,515
Financial Assets Measured At Amortized Cost		474,680,904	429,731,475	-
Loans and amounts due from credit institutions	5	109,233,128	91,859,759	-
Loans and advances to customers	9	326,699,480	301,072,207	-
Debt instruments	6	38,748,296	36,799,509	-
Hedging Derivatives	8.a	339,932	343,934	192,763
Non-Current Assets Held For Sale	10	1,325,335	1,380,231	1,155,456
Investments in Associates and Joint Ventures	11	1,070,762	1,053,315	866,564
Tax Assets	24	33,599,178	31,565,767	28,825,741
Current		3,304,116	3,885,189	4,047,663
Deferred		30,295,062	27,680,578	24,778,078
Other Assets	15	5,061,337	4,800,467	4,578,270
Tangible Assets	12	9,781,957	6,588,975	6,509,883
Intangible Assets		30,595,788	30,018,988	30,202,043
Goodwill	13	28,375,004	28,378,288	28,364,256
Other intangible assets	14	2,220,784	1,640,700	1,837,787
TOTAL ASSETS		762,237,452	723,865,007	645,703,039

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED BALANCE SHEETS

(Thousand of Brazilian Reais - R$)

Liabilities and Stockholders' Equity	Note	2019	2018	2017

Financial Liabilities Held For Trading		-	-	49,322,546
Trading derivatives	8.a	-	-	16,514,154
Short positions	8.b	-	-	32,808,392

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		46,064,669	50,938,992	-
Trading derivatives	8.a	22,229,016	18,243,315.00	-
Short positions	8.b	23,835,653	32,695,677.00	-

Financial Liabilities Measured At Fair Value Through Profit Or Loss		5,319,416	1,946,056	-
Deposits from Brazilian Central Bank and deposits from credit institutions	21	5,319,416	1,946,056.00	-

Financial Liabilities at Amortized Cost		575,230,401	547,295,169	478,880,704
Deposits from Brazilian Central Bank and deposits from credit institutions	16	99,271,415	99,022,806	79,374,685
Customer deposits	17	336,514,597	304,197,800	276,042,141
Marketable debt securities	18	73,702,474	74,626,232	70,247,012
Subordinated debts	19	-	9,885,607	519,230
Debt Instruments Eligible to Compose Capital	20	10,175,961	9,779,944	8,436,901
Other financial liabilities	21	55,565,954	49,782,780	44,260,735

Hedging Derivatives	8.a	200,961	223,520	163,332

Provisions		16,331,825	14,695,898	13,986,916
Provisions for pensions funds and similar obligations	22	4,960,620	3,357,654	3,923,457
Provisions for judicial and administrative proceedings, commitments and other provisions	23	11,371,205	11,338,244	10,063,459

Tax Liabilities	24	10,960,075	8,074,764	8,248,019
Current		5,419,202	5,043,375	5,751,488
Deferred		5,540,873	3,031,389	2,496,531

Other Liabilities	25	10,920,944	9,095,148	8,013,921

Total Liabilities		665,028,291	632,269,547	558,615,438

Stockholders' Equity	28	96,736,290	91,944,333	87,425,075
Share capital		57,000,000	57,000,000	57,000,000
Reserves		34,877,493	30,440,288	28,966,451
Treasury shares		- 681,135	(461,432)	(148,440)
Option for Acquisition of Equity Instrument		- 67,000	(1,017,000)	(1,017,000)
Profit for the year attributable to the Parent		16,406,932	12,582,477	8,924,064
Less: dividends and remuneration		- 10,800,000	(6,600,000)	(6,300,000)

Other Comprehensive Income		- 85,710	(878,863)	(774,368)

Stockholders' Equity Attributable to the Parent		96,650,580	91,065,470	86,650,707

Non - Controlling Interests	27	558,581	529,990	436,894

Total Stockholders' Equity		97,209,161	91,595,460	87,087,601
Total Liabilities and Stockholders' Equity		762,237,452	723,865,007	645,703,039

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED INCOME STATEMENTS

(Thousand of Brazilian Reais - R$)

	Note	2019	2018	2017

Interest and similar income	32	72,841,060	70,478,393	71,418,349
Interest expense and similar charges	33	(28,519,953)	(28,557,051)	(36,471,860)
Net interest income		44,321,107	41,921,342	34,946,489
Income from equity instruments	34	18,933	32,623	83,120
Income from companies accounted for by the equity method	11	149,488	65,958	71,551
Fee and commission income	35	20,392,458	17,728,452	15,815,543
Fee and commission expense	36	(4,679,306)	(3,596,293)	(3,093,675)
Gains (losses) on financial assets and liabilities (net)	37	2,462,545	(2,782,802)	969,090
Financial assets held for trading		-	-	1,174,111
Financial Assets At Fair Value Through Profit Or Loss		252,253	(138,673)	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		2,391,080	(2,764,859)	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		11,501	61,239	-
Other financial instruments at fair value through profit or loss		-	-	30,694
Financial instruments not measured at fair value through profit or loss		(57,522)	(138,104)	(122,115)
Other		(134,767)	197,595	(113,600)
Exchange differences (net)	38	(2,788,537)	(2,806,471)	605,056
Other operating expense (net)	39	(1,107,719)	(1,055,850)	(672,013)
Total Income		58,768,969	49,506,959	48,725,161
Administrative expenses		(16,941,526)	(16,792,138)	(16,120,595)
Personnel expenses	40	(9,327,714)	(9,206,007)	(8,937,278)
Other administrative expenses	41	(7,613,812)	(7,586,131)	(7,183,317)
Depreciation and amortization		(2,391,857)	(1,739,959)	(1,662,247)
Tangible assets	12	(1,870,836)	(1,216,704)	(1,190,967)
Intangible assets	14	(521,021)	(523,255)	(471,280)
Provisions (net)		(3,681,586)	(1,999,604)	(3,309,239)
Impairment losses on financial assets (net)		(13,369,905)	(12,713,435)	(12,338,300)
Loans and receivables	9.c	-	-	(12,338,141)
Financial Assets Measured At Amortized Cost and contingent commitments		(13,369,905)	(12,713,532)	-
Gains (losses) due to derecognition of financial assets measured at amortized cost		-	97	(159)
Impairment losses on other assets (net)		(131,435)	(508,310)	(456,711)
Other intangible assets	14	(103,924)	(300,865)	(306,110)
Other assets	14	(27,511)	(207,445)	(150,601)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	42	10,646	(25,476)	(64,302)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	43	9,843	181,734	(260,083)
Operating Income Before Tax		22,273,149	15,909,771	14,513,684
Income taxes	24	(5,641,699)	(3,109,853)	(5,375,636)
Consolidated Net income for the period		16,631,450	12,799,918	9,138,048
Profit attributable to the Parent		16,406,932	12,582,477	8,924,064
Profit attributable to non-controlling interests	27	224,518	217,441	213,984
Earnings Per Share (Brazilian Reais)	29
Basic earnings per 1,000 shares
Common shares		2,094.83	1,604.34	1,133.43
Preferred shares		2,304.32	1,764.78	1,246.77
Diluted earnings per 1,000 shares
Common shares		2,094.83	1,604.34	1,132.44
Preferred shares		2,304.32	1,764.78	1,245.69
Net Profit attributable - Basic
Common shares		7,965,194	6,108,349	4,332,026
Preferred shares		8,441,738	6,474,128	4,592,038
Net Profit attributable - Diluted
Common shares		7,965,194	6,108,349	4,331,955
Preferred shares		8,441,738	6,474,128	4,592,109
Weighted average shares outstanding (in thousands) - Basic
Common shares		3,802,303	3,807,386	3,822,057
Preferred shares		3,663,444	3,668,527	3,683,145
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,802,303	3,807,386	3,825,313
Preferred shares		3,663,444	3,668,527	3,686,401

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Thousand of Brazilian Reais - R$)

	2019	2018	2017

Consolidated Profit for the Year	16,631,450	12,799,918	9,138,048

Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	1,468,651	558,967	1,194,335
Available-for-sale financial assets	-	-	1,147,384
Valuation adjustments - Gains (Losses)	-	-	1,789,286
Amounts transferred to income statement	-	-	30,694
Income taxes	-	-	(672,596)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,352,702	475,809	-
Financial Assets Measured At Fair Value Through Other Comprehensive Income	2,926,285	388,481	-
Gains (Losses) on financial assets previously classified as available-for-sale and reclassified to the income statement (net)	-	7,982	-
Gains (Losses) on financial assets previously classified as available-for-sale and reclassified to reserves (net)	-	296,802	-
Income taxes	(1,573,583)	(217,456)	-
Cash flow hedges	115,949	83,158	46,951
Valuation adjustments	270,119	140,811	73,238
Amounts transferred to income statement	6,767	(6,767)	-
Income taxes	(160,937)	(50,886)	(26,287)
Other Comprehensive Income that will not be Reclassified to net Income:	(675,497)	(366,660)	(620,903)
Defined benefits plan	(675,497)	(366,660)	(620,903)
Defined benefits plan	(1,358,578)	(418,768)	(992,156)
Income taxes	683,081	52,108	371,253

Total Comprehensive Income	17,424,604	12,992,225	9,711,480

Attributable to the parent	17,200,086	12,774,784	9,497,496
Attributable to non-controlling interests	224,518	217,441	213,984
Total Comprehensive Income	17,424,604	12,992,225	9,711,480

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Thousand of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent													Non-controlling Interests	Total Stockholders' Equity

	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets available for sale	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balance at December 31, 2016		57,000,000	27,881,326	(514,034)	(1,017,000)	7,334,563	(5,250,000)	85,434,855	666,190	-	(2,083,477)	859,370	(789,883)	84,087,055	725,504	84,812,559

Total comprehensive income		-	-	-	-	8,924,064	-	8,924,064	1,147,384	-	(620,903)	-	46,951	9,497,496	213,984	9,711,480
Net profit		-	-	-	-	8,924,064	-	8,924,064	-	-	-	-	-	8,924,064	213,984	9,138,048
Other comprehensive income		-	-	-	-	-	-	-	1,147,384	-	(620,903)	-	46,951	573,432	-	573,432
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	1,147,384	-	-	-	-	1,147,384	-	1,147,384
Pension plans		-	-	-	-	-	-	-	-	-	(620,903)	-	-	(620,903)	-	(620,903)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	46,951	46,951	-	46,951
Appropriation of net income from prior years		-	7,334,563	-	-	(7,334,563)	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	28.b	-	(5,250,000)	-	-	-	(1,050,000)	(6,300,000)	-	-	-	-	-	(6,300,000)	-	(6,300,000)
Share based compensation	40.b	-	37,161	-	-	-	-	37,161	-	-	-	-	-	37,161	-	37,161
Treasury shares	28.d	-	(744,419)	365,643	-	-	-	(378,776)	-	-	-	-	-	(378,776)	-	(378,776)
Capital restructuring		-	-	(49)	-	-	-	(49)	-	-	-	-	-	(49)	-	(49)
Treasury shares income	28.d	-	(2,498)	-	-	-	-	(2,498)	-	-	-	-	-	(2,498)	-	(2,498)
Other	0	-	(289,682)	-	-	-	-	(289,682)	-	-	-	-	-	(289,682)	(502,594)	(792,276)
Balance at December 31, 2017		57,000,000	28,966,451	(148,440)	(1,017,000)	8,924,064	(6,300,000)	87,425,075	1,813,574	-	(2,704,380)	859,370	(742,932)	86,650,707	436,894	87,087,601
Change in the initial adoption of IFRS 9		-	(1,245,023)	-	-	-	-	(1,245,023)	(1,813,574)	1,516,772	-	-	-	(1,541,825)	-	(1,541,825)
Balances on January 1, 2018		57,000,000	27,721,428	(148,440)	(1,017,000)	8,924,064	(6,300,000)	86,180,052	-	1,516,772	(2,704,380)	859,370	(742,932)	85,108,882	436,894	85,545,776
Total comprehensive income		-	-	-	-	12,582,477	-	12,582,477	-	475,809	(366,660)	-	83,158	12,774,784	217,441	12,992,225
Net profit		-	-	-	-	12,582,477	-	12,582,477	-	-	-	-	-	12,582,477	217,441	12,799,918
Other comprehensive income		-	-	-	-	-	-	-	-	475,809	(366,660)	-	83,158	192,307	-	192,307
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	-	475,809	-	-	-	475,809	-	475,809
Pension plans		-	-	-	-	-	-	-	-	-	(366,660)	-	-	(366,660)	-	(366,660)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	83,158	83,158	-	83,158
Appropriation of net income from prior years		-	8,924,064	-	-	(8,924,064)	-	-	-	-	-	-	-	-	-	-
Option to Acquire Own Instrument		-	106,440	-	-	-	-	106,440	-	-	-	-	-	106,440	(106,440)	-
Dividends and interest on capital	28.b	-	(6,300,000)	-	-	-	(300,000)	(6,600,000)	-	-	-	-	-	(6,600,000)	-	(6,600,000)
Share based compensation	40.b	-	(17,854)	-	-	-	-	(17,854)	-	-	-	-	-	(17,854)	-	(17,854)
Treasury shares	28.d	-	-	(312,305)	-	-	-	(312,305)	-	-	-	-	-	(312,305)	-	(312,305)
Capital restructuring		-	-	(687)	-	-	-	(687)	-	-	-	-	-	(687)	-	(687)
Treasury shares income	28.d	-	(15,868)	-	-	-	-	(15,868)	-	-	-	-	-	(15,868)	-	(15,868)
Other		-	(40,517)	-	-	-	-	(40,517)	-		-	-	-	(40,517)	44,690	4,173
Balance at December 31, 2018		57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	-	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Thousand of Brazilian Reais - R$)

		Stockholders´ Equity Attributable to the Parent													Non-controlling Interests	Total Stockholders' Equity

	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets available for sale	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balance at December 31, 2018		57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	-	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

Total comprehensive income		-	-	-	-	16,406,932	-	16,406,932	-	1,352,702	(675,497)	-	115,949	17,200,086	-	17,200,086
Net profit		-	-	-	-	16,406,932	-	16,406,932	-	-	-	-	-	16,406,932	-	16,406,932
Other comprehensive income		-	-	-	-	-	-	-	-	1,352,702	(675,497)	-	115,949	793,154	-	793,154
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	-	1,352,702	-	-	-	1,352,702	-	1,352,702
Pension plans		-	-	-	-	-	-	-	-	-	(675,497)	-	-	(675,497)	-	(675,497)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	-	115,949	115,949	-	115,949
Appropriation of net income from prior years		-	12,582,477	-	-	(12,582,477)	-	-	-	-	-	-	-	-	-	-
Own Instrument Acquisition Option		-	(1,598,336)	-	950,000	-	-	(648,336)	-	-	-	-	-	(648,336)	-	(648,336)
Dividends and interest on capital	28.b	-	(6,600,000)	-	-	-	(4,200,000)	(10,800,000)	-	-	-	-	-	(10,800,000)	-	(10,800,000)
Share based compensation		-	50,886	-	-	-	-	50,886	-	-	-	-	-	50,886	-	50,886
Treasury shares	28.d	-	-	(219,703)	-	-	-	(219,703)	-	-	-	-	-	(219,703)	-	(219,703)
Treasury shares income	28.d	-	5,796	-	-	-	-	5,796	-	-	-	-	-	5,796	-	5,796
Other		-	58,976	-	-	-	-	58,976	-	-	-	-	-	58,976	(34,004)	24,972
Balance at December 31, 2019		57,000,000	34,877,492	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,289	-	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. CONSOLIDATED CASH FLOW STATEMENTS

(Thousand of Brazilian Reais - R$)

	Note	2019	2018	2017
1. Cash Flows From Operating Activities
Consolidated profit for the year		16,631,450	12,799,918	9,138,048
Adjustments to profit		14,654,877	14,765,404	17,015,113
Depreciation of tangible assets	12	1,870,836	1,216,704	1,190,967
Amortization of intangible assets	14	521,021	523,255	471,280
Impairment losses on other assets (net)		131,435	508,310	456,711
Provisions and Impairment losses on financial assets (net)		17,051,491	14,713,039	15,647,539
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale	42&43	(20,489)	(156,258)	324,385
Income from companies accounted by the equity method	11	(149,488)	(65,958)	(71,551)
Changes in deferred tax assets and liabilities	24.d	(2,912,281)	(1,594,440)	(406,395)
Monetary Adjustment of Escrow Deposits		(574,399)	(664,003)	(637,124)
Recoverable Taxes		(182,469)	(222,402)	(210,834)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents		99	-	-
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		(2,609,679)	1,173,757	33,691
Other		1,528,800	(666,600)	216,444
Net (increase) decrease in operating assets		(42,332,510)	(79,913,313)	(16,745,263)
Balance with the Brazilian Central Bank		855	16,629,126	(7,043,255)
Financial assets held for trading		-	-	44,950,707
Financial Assets Measured At Fair Value Through Profit Or Loss		11,080,730	(8,791,116)	-
Other Financial Assets Measured At Fair Value Through Profit Or Loss		-	1,692,154	18,988
Financial Assets Measured At Fair Value Through Profit Or Loss Held for Trading		11,831,411	(16,412,738)	-
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss		746,024	(419,851)	-
Available-for-sale financial assets		-	-	(27,214,188)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		(8,835,552)	(4,323,459)	-
Loans and receivables		-	-	(30,256,590)
Financial Assets Measured At Amortized Cost		(60,462,247)	(75,906,801)	-
Held to maturity investments		-	-	(26,266)
Other assets		3,306,269	7,619,372	2,825,341
Net increase (decrease) in operating liabilities		41,219,167	64,293,934	44,163,382
Financial liabilities held for trading		-	-	(2,297,323)
Financial Liabilities Measured At Fair Value Through Profit Or Loss held for trading		(4,874,323)	1,616,446	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss		3,373,359	1,946,056	-
Financial liabilities at amortized cost		40,961,046	57,833,935	43,702,283
Other liabilities		1,759,085	2,897,497	2,758,422
Tax paid	24.a	(5,301,184)	(3,668,571)	(3,280,230)
Total net cash flows from operating activities (1)		24,871,800	8,277,372	50,291,050

2. Cash Flows From Investing Activities
Investments		(3,500,499)	(3,157,794)	(2,197,918)
Capital increase in Investments in associates and Joint Ventures	11	-	(36,051)	(34,154)
Acquisition of subsidiary, less net cash in the acquisition		(746)	(111,224)	(275,091)
Tangible assets	12.a	(1,924,783)	(1,394,299)	(1,106,406)
Intangible assets		(1,519,725)	(1,616,222)	(738,554)
Corporate Restructuring	10	(55,245)	2	(43,713)
Disposal		987,164	797,716	744,913
Capital reduction of investee in joint control	11.b	-	-	-
Tangible assets	12&42	29,911	122,009	37,467
Non - current assets held for sale	10	808,980	563,607	434,553
Dividends and interest on capital received		148,273	112,100	272,893
Total net cash flows from investing activities (2)		(2,513,335)	(2,360,078)	(1,453,005)

3. Cash Flows From Financing Activities
Acquisition of own shares	28.d	(219,703)	(312,305)	(378,776)
Issuance of Debt Instruments Eligible to Compose Capital	20	-	9,347,750	-
Issuance of other long-term financial liabilities	18	53,017,039	73,765,081	59,663,420
Dividends and interest on capital paid		(6,953,718)	(6,076,073)	(5,652,081)
Payments of other long-term financial liabilities	18	(61,914,716)	(78,903,009)	(97,009,957)
Payments of subordinated liabilities	19	(9,885,607)	(544,566)	-
Payments of interest of Debt Instruments Eligible to Compose Capital	20	(328,892)	(683,783)	(623,146)
Net increase in non-controlling interests	27	(14,266)	55,869	(296,184)
Capital Increase in Subsidiaries, by Non-Controlling Interests	27	100,000	48,000	-
Total net cash flows from financing activities (3)		(26,199,863)	(3,303,036)	(44,296,724)
Exchange variation on Cash and Cash Equivalents (4)		(99)	-	-
Net Increase in Cash (1+2+3+4)		(3,841,497)	2,614,258	4,541,321
Cash and cash equivalents at beginning of year		25,285,160	22,670,902	18,129,581
Cash and cash equivalents at end of year		21,443,663	25,285,160	22,670,902

Cash and cash equivalents components
Cash and Balances With The Brazilian Central Bank	4	20,128,219	19,463,587	20,642,321
Loans and other	5	1,315,444	5,821,573	2,028,581
Total of cash and cash equivalents		21,443,663	25,285,160	22,670,902

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	10	735,864	785,139	524,497
Dividends and interest on capital declared but not paid	28.b	4,800,000	4,800,000	4,455,000
Supplemental information
Interest received		71,777,476	70,831,205	73,094,248
Interest paid		(27,654,965)	(29,796,455)	(37,948,828)

The accompanying Notes are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, capitalization plans, consumer finance, payroll loans, digital platforms, benefit vouchers, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an lintegrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the year ended on December 31, 2019, at the meeting held on March 6, 2020.

These Financial Statements and the accompanying documents were the subject of a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)	Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations

• IFRS 16 - as of January 1, 2019, the Bank adopted IFRS 16, which replaces IAS 17.

I.	Transition

As permitted by the specific transition provisions, Banco Santander opted to apply the regulations in a retrospective modified manner, the effects of which were applied in January 1, 2019.

The changes in accounting practices resulting from the adoption of IFRS 16 were applied to the right of use assets as part of tangible assets and lease liabilities as other liabilities in the balance sheet.

II.	Lease Identification

In adopting IFRS 16, the Bank recognized lease liabilities involving leases that had already been classified as "commercial leases" in accordance with the principles of IAS 17 - Leases.

For the initial application of the standard, the Bank used the following permitted practical expedients:

• The exclusion of the initial direct costs for the measurement of the right to use asset at the date of initial application;

• It was decided not to separate the service provision component embedded in lease agreements; and

• The Bank also decided not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 - Determination as to whether a Contract contains a Lease.

In addition, the following recognition exemptions are also used:

• The accounting of operating leases with a remaining term of less than 12 months as of January 1, 2019 as short-term leases;

• The accounting for operating leases whose underlying asset is of immaterial;

• Until January 1, 2019, leases of fixed assets, in which the Bank as the lessee, held substantially all the risks and benefits of the property, were classified as financial leases. The balances presented are immaterial.

The majority of the lease contracts in which the bank is a lessor relates to real estate and equipment at the branches.

Banco Santander does not have rights-of-use assets that fall within the definition of investment properties

III.	Lease term

Lease agreements are formalized, analyzed and negotiated individually and contain a wide range of different terms and conditions. The Bank evaluates the term of the contract, as well as the intention to remain in the real estate. Thus, estimates of terms may vary according to contractual conditions, considering extension options, and also according to legal provisions.

The Bank assumes that the fines for contractual termination charged before the maturity date are not significant.

Lease agreements do not contain restrictive clauses, but leased assets can not be used as collateral for loans.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

IV.	Initial Measurement

In their initial recognition, leases are recognized as a right of use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be recorded is measured at cost against the lease liability, which represents the present value of the lease payments that are not made to date. Lease payments are discounted using the incremental interest rate incremental borrowing interest rate. There is no onerous contract that required an adjustment in usage rights to be recorded as assets on the date of the initial adoption.

The use rights are measured at amortized cost in accordance with the following:

• The value of the initial measurement of the lease liability;

• Any lease payments made before or on the start date of any incentive received;

• any directly attributed initial cost; and

• Restoration costs, if the requirements of IAS 37 are met for the recording of Provisions, Contingent Liabilities and Contingent Assets.

The recognized rights of use assets related to each type of asset are as follows:

	12/31/2018	Adoptions Effects - IFRS 16	01/01/2019
Real Estate and Properties	-	2,373,959	2,373,959
Data processing systems	-	91,791	91,791
Total	-	2,465,750	2,465,750

The Santander Group uses as an incremental rate the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment, by term, guarantee and similar economic scenario, represented in Santander Brasil by the funding cost curve of a risk-free asset, applied individually to each contract according to the estimates projected as the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments of any incentive;

• Variable payments that are based on a rate or indexer;

• Expected amounts to be paid by the lessee based on the residual value of collateral;

• The exercise price of a call option, if the lessee is reasonably certain about the exercise of the option; and

• Payment of penalties for the termination of the lease if the term of the operation reflects the exercise of the option by the lessee.

In the analysis of the Santander Group's contracts, only contracts with fixed and non-incentive payments or residual guarantee values were identified or the purchase option was embedded, thus, the effects on the accounting of liabilities arising from the initial adoption:

Lease Contracts as of December 31, 2018	-
Operating lease contracts discounted by the incremental interest rate	2,203,382
(-) Short-term leases as expenses	(19,252)
(+)/(-) Adjustments as a result of a different treatment of the termination dates of the contract	281,620
Balance as of January 1, 2019	2,465,750
Liabilities recognized as of January 1, 2019 - Other financial liabilities	2,465,750

Effects on accounting for the year ended on December 31, 2019 due to the initial adoption (there were no impacts on the results of the comparative periods generated by the initial adoption):

01/01 to 12/31/2019
Effects on results arising from the adoption of IFRS 16:
Rental Expense - Other administrative expenses	693,660
Asset amortization expenses - Tangible Assets	(564,132)
Interest expense on liabilities - Interest and similar income	(201,601)
Incremental interest tax effect - Income taxes	28,836
Total	(43,237)

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Effects on the accounting of the financial liability on the period ended December 31, 2019:

Adoption of IFRS 16 in 01/01/2019	2,465,750
New contracts origination	267,268
Accrued interests	198,433
Renew of the existing contracts	422,755
Payments	(693,704)
Other movements	(61,465)
Financial liability measured at amortized cost – Leasing Contracts as of 12/31/2019	2,599,037

Below is presented the projected inflation (IGP-M) on December 31, 2019:

Projected IGP-M (annualized)
Up to 3 months	3.29%
From 3 to 12 months	3.26%
From to 1 to 3 years	2.62%
From 3 to 5 years	2.94%
More than 5 years	3.21%

V.	Subsequent measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, so any accumulated depreciation is deducted monthly, according to the criteria of CPC 27 - Property, Plant and Equipment depreciation of the right-of-use asset and any remeasurement of the lease liability, when applicable.

The initially recorded lease liability is updated monthly by increasing the liability amount of the interest portion of each lease and reducing the amount of monthly lease payments and corrected for any remeasurement lease, when applicable. The majority of the lease contracts in which the bank is a lessor relates to real estate and equipment at the branches.

The lease liability is remeasured, in case of changes in the lease term or in the contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right of use asset.

The effects of adopting IFRS 16 impacts exclusively the operating segment Commercial Bank.

• IFRIC 23 - Published in June 2017 by the IASB, IFRIC 23 - Uncertainty over Income Tax Treatments on Profit has mandatory application as of January 1, 2019 and aims to clarify procedures for the application of recognition and measurement requirements established in the IAS 12 of Taxes on Profit when there is uncertainty about the treatments to be adopted for the Taxes on Profit.

The Bank carried out analyzes on the procedures already adopted for accounting and presentation of Income Taxes in relation to the content of IFRIC 23 and it was possible to conclude that there are no impacts on the disclosures made up to December 31, 2018, as well as from the adoption of the new standard on January 1, 2019.

Standards and interpretations that will come into effect after December 31, 2019

At the date of preparation of these consolidated financial statements, the following standards and interpretations that have effective adoption date after December 31, 2019 and have not yet been adopted by the Bank are:

• IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts to replace IFRS 4. IFRS 17 is scheduled to be implemented January 1, 2021. The purpose of this standard is to demonstrate greater transparency and useful information in condensed financial statements, one of the main changes being the recognition of profits as the delivery of insurance services, in order to evaluate the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

• Amendments to IFRS 9, IFRS 7 and IAS 39 - In September 2019, the IASB changed its IFRS 9 and IAS 39 standards as well as the related disclosure standard, IFRS 7, on some requirements for hedge accounting. The changes were implemented on January 1, 2020. The amendments modify some specific requirements on hedge accounting in order to clarify potential effects of the uncertainty caused by the IBOR reform project. In addition, such changes require entities to provide additional information about their hedge relationships that are directly affected by these uncertainties. Banco Santander concluded that there are no significant impacts as from the adoption of the new standards on January 1, 2020.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of interim consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRS, are the best estimates in accordance with the applicable standard.

In interim consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

c.2.1) Critical estimates

The main estimates were discussed in detail for the preparation of the consolidated financial statements as of December 31, 2019. In the exercise ended December 31, 2019, there were no significant changes in the estimates made at the end of the year 2018, in addition to those indicated in these statements financial statements, especially arising from the application of IFRS 16.

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and the disclosure of explanatory notes are described below:

i. Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Contribution for the Financing of Social Security

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and Cofins. Current Income Tax and Social Contribution arise from the application of the respective tax rates on the real income, and the rates of PIS and Cofins applied on the respective calculation basis provided for in the specific legislation, together with the changes in deferred tax assets and liabilities recognized in the consolidated statement of income. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on the differences between the carrying amounts of the assets and liabilities and their respective bases of calculation, and accumulated tax credits and tax losses. These amounts are measured at the rates that are expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets may be used and the deferred tax assets do not result from the initial recognition (except in one combination of business) of other assets and liabilities in an operation that does not affect either the taxable income or the taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

The deferred tax assets and liabilities recognized are revalued at the balance sheet date, and the appropriate adjustments are made based on the findings of the analyzes carried out. The expected realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

Additional details are in notes 2.aa.

ii. Valuation of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is based on assumptions, which take into account the Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

Additional details are in notes 2.e and 47.c8 of the Consolidated Financial Statements of December 31, 2019, which present the sensitivity analysis for Financial Instruments.

iii. IFRS 9 - Financial Instruments: issued in its final format in July 2014, the International Accounting Standards Board (IASB) approved IFRS 9, which replaced IAS 39 Financial Instruments, in accordance with the guidelines defined by the G20 by finance ministers of the world's 20 largest economies) in April 2009, establishing requirements for the recognition and measurement of financial instruments. This standard was adopted from January 1, 2018.

Provisions for losses on receivables

The book value of non-recoverable financial assets is adjusted by recording a provision for loss of debit from "Losses on financial assets (net) - Financial assets measured at amortized cost" in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated statement of income in the period in which the impairment loss decreases and can be objectively related to a recovery event.

To determine the balance of "Provision for impairment", Banco Santander first assesses whether there is objective evidence of impairment individually for financial assets that are significant, and individual or collective for non-recoverable financial assets.

In order to individually measure the impairment loss on loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, income generation capacity, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity and total credit value , and also based on historical experience of impairment and other circumstances known at the time of valuation.

In order to measure the impairment loss on loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, ie, according to the segment, type of assets, guarantees and other factors associated with the historical experience of impairment and other circumstances known at the time of valuation.

Further details are in note 2.i of the Consolidated Financial Statements of December 31, 2019, which present the sensitivity analysis for Financial Instruments.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Transition

As permitted by the transitional provisions of IFRS 9, the Group chose not to restate comparative figures, upon initial adoption in January 1, 2018. Any adjustments in the carrying amounts of financial assets and liabilities at the transition date were recognized in the initial net income and other reserves of the current period. The Group also opted to continue applying the hedge accounting requirements of IAS 39 in adopting IFRS 9.

Financial assets and liabilities

Initial Recognition and Measurement

The Bank initially recognizes loans and advances, deposits, debt securities issued and subordinated liabilities at the date of origin.

All other financial instruments (including regular purchases and sales of financial assets) are recognized on the trade date, which corresponds to the date on which the Bank becomes part of the contractual provisions of the instrument.

A financial asset or liability is initially measured at fair value, plus, in the case of an item not designated at fair value through profit or loss, transaction costs directly attributable to its acquisition or issue.

Ranking

Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost, at fair value through Other Comprehensive Income or at fair value through profit or loss.

A financial asset is measured at amortized cost if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is to maintain assets to receive contractual cash flows;

• The contractual terms of the financial asset generate, at specific dates, cash flows that refer exclusively to payments of principal and interest on the principal amount outstanding.

A debt instrument is measured at fair value through Other Comprehensive Income if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is achieved through the receipt of contractual cash flows and the sale of financial assets; and

• The contractual terms of the financial asset generate, at specific dates, cash flows that refer exclusively to payments of principal and interest on the outstanding principal amount.

In the initial recognition of an equity instrument not held for trading, the Bank may irrevocably elect to present subsequent changes in fair value through Other Comprehensive Income. This option is made considering each investment individually and was not used by the Bank.

All other financial assets are classified as measured at fair value through profit or loss.

In addition, at initial recognition, the Bank may irrevocably designate at fair value through profit or loss a financial asset that would otherwise meet the measurement requirements at amortized cost or at fair value through Other Comprehensive Income, if such designation eliminate or substantially reduce an accounting mismatch that may exist. This option was not used by the Bank.

Business model evaluation

The Bank evaluates the objective of a business model in which an asset is maintained at the portfolio level, for better reflecting how the business is managed and what information is provided to Management. The information considered includes:

- Defined policies and objectives for the portfolio and the application of these policies in practice. Including, if Management's strategy is focused on earning contractual interest income, maintaining a specific interest rate profile, aligning the duration of the assets;

- How the performance of the portfolio is evaluated and reported to the Bank's Management;

- The risks that affect the performance of the business model (and financial assets held within that business model) and how those risks are managed;

- How the managers of the business are remunerated - for example, if the remuneration is based on the fair value of the managed assets or the contractual cash flows received;

- The frequency, volume and timing of sales in prior periods, the reasons for such sales and their expectations about future sales. However, sales activity information is not considered in isolation, but as part of an overall assessment of the Bank's stated purpose of managing financial assets.

Financial assets held for trading or managed, whose performance is valued at fair value, are measured at fair value through profit or loss, since (i) they are not held to receive contractual cash flows (ii) nor maintained to receive cash flows and sell financial assets.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Assessment to determine whether contractual cash flows refer exclusively to payments of principal and interest

For the purposes of this valuation, "principal" is defined as the fair value of the financial asset at initial recognition. "Interest" is defined as the consideration for the value of the currency over time and for the credit risk associated with the principal amount outstanding for a specific period and for other underlying risks and costs of the borrowings (eg liquidity risk and costs) as well as the profit margin.

In assessing whether contractual cash flows refer exclusively to payments of principal and interest, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the term or value of the contractual cash flows so that it would not meet this condition. In carrying out the evaluation, the Bank considers:

- contingent events that would alter the value and term of the cash flows;

- leverage;

- terms of advance payment and extension;

- terms limiting the Bank's right to cash flows of assets; and

- resources that modify the consideration of the value of the currency in time, for example, periodic readjustment of interest rates.

Reclassification of categories of financial assets

Financial assets are not reclassified subsequent to their initial recognition, except in the period after the Bank changes its business model to manage financial assets.

Derecognition of Financial Assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows of the asset expire or when it transfers the rights to the receipt of the contractual cash flows in a transaction in which essentially all the risks and benefits of ownership of the financial asset are transferred or in which the Bank does not transfer or retain substantially all the risks and rewards of ownership of the financial asset and does not control the financial asset.

The difference between the carrying amount of the asset (or book value allocated to the portion of the asset disposed) and the sum (i) of the consideration received (including any new assets obtained, less any new liabilities assumed) and (ii) any accumulated gains or losses recognized in "Other Comprehensive Income" is recorded in the income statement.

As from the date of the adoption of IFRS, mentioned above, any accumulated gains / losses recognized in "Other Comprehensive Income" in relation to equity instruments designated at fair value through Other Comprehensive Income are not recorded in the statement of income through the write-off of these securities.

The Bank carries out transactions in which it transfers the assets recognized in its balance sheet, but maintains all or substantially all the risks and benefits of the assets transferred or part thereof. In these cases, the transferred assets are not downloaded. Examples of such operations include assignments of co-sponsored loan portfolios.

In operations in which the Bank does not retain or transfer substantially all the risks and rewards of ownership of a financial asset and hold control of the asset, the Bank continues to recognize the asset in the extent of its continued involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Derecognition of Financial Liabilities

The Bank derecognizes a financial liability when its contractual obligations are terminated, canceled or when they expire.

Effective interest rate

The effective interest rate is one that exclusively discounts future cash payments or receipts estimated during the expected life of the financial asset or financial liability at the gross carrying amount of a financial asset (i.e. its amortized cost before any provision for reduction recoverable amount) or the amortized cost of a financial liability. The calculation does not consider expected credit losses and includes transaction costs, premiums or discounts and fees paid or received that are an integral part of the effective interest rate, such as origin taxes.

Changes in financial assets and liabilities

Financial assets

If the terms of a financial asset are modified, the Bank assesses whether the cash flows of the modified asset are substantially different. If the cash flows are substantially different, the contractual rights to the cash flows of the original financial asset will be considered as due. In this case, the original financial asset is written off and a new financial asset is recognized at fair value.

If the cash flows of the modified asset measured at amortized cost are not substantially changed, the change does not result in a derecognition of the financial asset. In this case, the Bank recalculates the gross carrying amount of the financial asset and recognizes the amount resulting from the adjustments to the gross carrying amount as gain or loss of change in profit or loss. If such a change is made due to the financial difficulties of the debtor, gains or losses are presented together with the impairment losses. In other cases, they are presented as interest income.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Interest Revenue

Interest income is calculated by applying the effective interest rate to the gross carrying amount of the financial assets, except:

(a) Financial assets acquired or originated with credit impairment, for which the original effective interest rate adjusted to the credit is applied to the amortized cost of the financial asset.

(b) Financial assets that are not acquired or originated with credit impairment, but subsequently presented a default event (or "stage 3"), for which interest income is calculated by applying the effective interest rate to its net amortized cost of the provision.

Equity Instruments

Equity instruments are those that meet the definition of stockholders 'equity from the issuer's point of view, that is, instruments that do not contain a contractual obligation to pay and show a residual interest in the issuer's stockholders' equity. Examples are equity instruments that include common shares.

Generally, all equity instruments are measured at fair value through profit or loss, except where the Bank's management has elected, at the time of initial recognition, the irrevocable designation of an equity investment at fair value through Other Comprehensive Income. The Bank's policy is to designate capital investments as measured at fair value against Other Comprehensive Income when these investments are held for other purposes that do not generate investment returns, in which case the fair value gains and losses are recognized in Other Comprehensive Income and are not subsequently reclassified to profit or loss, including the sale of the asset. Impairment losses (and the reversal of impairment losses) are not accounted for separately from other changes in fair value. With respect to dividends, when they represent a return on such investments, they continue to be recognized in income as other income when the Bank has the right to receive payments.

Gains and losses on investments measured at fair value through profit or loss are included under "Financial Assets measured at fair value through profit or loss" in the Statement of Income.

Financial Liabilities

The Bank derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability is recognized at fair value based on the modified terms. The difference between the carrying amount of the extinguished financial liability and the new financial liability with modified terms is recognized in the income statement.

Offsetting

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Bank currently has a legally enforceable right to offset the amounts and the intention to liquidate them on a net basis, or realize the asset and settle the liability simultaneously.

Revenues and expenses are presented on a net basis only when permitted by IFRSs or for gains or losses resulting from a group of similar operations, such as in the Bank's trading activity.

Measurement at fair value

"Fair value" corresponds to the price that would be received on the sale of an asset or paid in the transfer of a liability in an organized transaction between market participants at the measurement date in the main market or, in the absence thereof, the most advantageous market to which the Bank has access on that date.

When one is available, the Bank measures the fair value of an instrument based on the price quoted in that market for that instrument. A market is considered active if the transactions for the asset or liability occur with sufficient regularity and volume to provide price information on an ongoing basis.

If there is no quoted price in an active market, the Bank uses valuation techniques to maximize the use of relevant observable information and minimize the use of unobservable information. The chosen valuation technique incorporates all the factors that would be considered by the participants of the active market in the price of an operation.

The best evidence of the fair value of a financial instrument, at initial recognition, usually corresponds to the price of the transaction, that is, the fair value of the consideration paid or received. If the Bank determines that the fair value at initial recognition differs from the price of the transaction and the fair value is not evidenced by a price quoted in an active market for an identical asset or liability or based on an assessment technique for which any non-observable information is considered to be irrelevant to the measurement, the financial instrument will initially be measured at fair value, adjusted to defer the difference between the fair value at the initial recognition and the transaction price. This difference is subsequently recognized in profit or loss appropriately based on the life of the instrument, but until the valuation is fully supported by observable market data or the transaction is terminated.

If an asset or liability measured at fair value has a purchase price and a sale price, the Bank measures the assets and the positions purchased at a purchase price and the liabilities and the positions sold at a sale price.

The fair value of a financial liability with a cash demand (for example, a cash deposit) is not less than the amount payable on demand, discounted from the first date on which payment of the amount could be required.

Impairment

The Bank recognizes adjustments for expected credit losses in respect of the following financial instruments that are not measured at fair value through profit or loss:

- financial assets that are debt instruments;

- lease receivables;

- financial guarantee contracts issued; and

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

- loan commitments issued.

No impairment loss is recognized in equity instruments.

The Bank measures the impairment adjustments equal to the expected credit losses during the maturity, except for the instruments below, for which they are recorded as expected credit losses in 12 months:

- debt instruments with a low credit risk at the closing date; and

- other financial instruments (other than lease receivables) in which credit risk has not increased substantially since its initial recognition.

Adjustments for losses on lease receivables are always measured at an amount equal to the expected credit losses during the maturity.

Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. They are measured as follows:

- financial assets not subject to impairment at the closing date: as the present value of all cash shortages, ie the difference between the cash flows due to the entity under the contract and the cash flows the Bank expects to receive;

- financial assets subject to impairment at the closing date: as the difference between the gross carrying amount and the present value of the estimated future cash flows;

- loan commitments to be released: as the present value of the difference between the contractual cash flows due to the Bank if the commitment is used in full and the cash flows that the Bank expects to receive; and

- financial guarantee contracts: expected payments to reimburse the holder, less any amounts that the Bank expects to recover.

Modified Assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to financial difficulties of the debtor, it is necessary to assess whether the financial asset should be written off and the expected credit losses are measured as follows:

- If the expected restructuring does not result in derecognition of the existing asset, the cash flows expected and arising from the modified financial asset are included in the calculation of the cash deficiencies of the existing asset.

- If the expected restructuring results in a derecognition of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the financial asset existing at the time of its derecognition.

This amount is included in the calculation of the cash insufficiencies arising from the existing financial asset discounted from the estimated date of the derecognition until the closing date, using the original effective interest rate of the existing financial asset.

Determination of significant increases in credit risk

At each balance sheet date, the Bank assesses whether the financial assets carried at amortized cost and the financial instruments at fair value through Other Comprehensive Income are subject to impairment, as well as other financial instruments subject to this assessment.

A financial asset is "subject to impairment" when one or more events that have a negative impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is subject to impairment includes the following observable data:

- significant financial difficulty of the debtor or issuer;

- delays in contractual obligations;

- breach of contract, such as defaults or delays;

- the restructuring of a loan or advance by the Bank under conditions which the Bank would not consider as interesting to carry out;

- the likelihood of the debtor going bankrupt or making another financial reorganization; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the condition of the borrower is generally considered to be subject to impairment unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there is no other indicator of impairment.

Provision for expected credit losses in the balance sheet

Provisions for expected credit losses are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction from the gross book value of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Income: no provision for losses is recognized in the balance sheet, since the carrying amount of these assets corresponds to the fair value.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Objective evidence of impairment

At each closing date, the Bank assesses the existence of objective evidence that financial assets not measured at fair value through profit or loss were reduced in their recoverable value. A financial asset or group of financial assets presents a reduction in its recoverable amount when objective evidence shows that a loss event occurred after the initial recognition of the asset (s) and that the loss event had an impact on the cash flows. cash of the asset (s) that could be estimated safely.

Objective evidence that financial assets have had a decline in their recoverable value include:

- significant financial difficulty of a debtor or issuer;

- default or default by a debtor;

- the restructuring of a loan or advance by the Bank under conditions which the Bank would not consider as interesting to carry out;

- indications that a debtor or issuer could go bankrupt;

- the disappearance of an active market for a security; or

- observable data related to a group of assets, such as adverse changes in the payment status of borrowers or issuers in the group, or economic conditions correlated with default in the group.

Loans that have been renegotiated due to deterioration in the debtor's condition are generally considered as reduced to recoverable value unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there is no other indicator of impairment.

All loans and advances and securities measured at individually significant amortized cost were subject to a specific impairment test. Loans and advances and securities measured at amortized cost not considered as individually significant were collectively tested for impairment by grouping loans and advances and securities at amortized cost with similar credit risk characteristics.

Individual or collective evaluation

An individual measurement of impairment was based on Management's best estimate of the present value of the cash flows expected to be received. In estimating these cash flows, Management has judged the financial position of a debtor and the net realizable value of any underlying collateral. Each asset reduced to its recoverable value was evaluated for its merits, while the test strategy and estimated cash flows considered to be recoverable were approved by the Bank's credit risk managers.

In assessing the need for a collective provision for losses, management considered factors such as credit quality, portfolio size, concentrations and economic factors. To estimate the necessary provision, assumptions were made to define how inherent losses were modeled and to determine the required data parameters, based on historical experience and current economic conditions.

Measurement of impairment

Impairment losses on assets measured at amortized cost were calculated as the difference between the book value and the present value of the estimated future cash flows, discounted at the effective interest rate of the asset. Impairment losses on assets measured at fair value through Other Comprehensive Income were calculated as the difference between book value and fair value.

Reversal of impairment

For assets measured at amortized cost: If an event occurred after the impairment caused a reduction in the value of the impairment loss, the reduction in the impairment loss was reversed through profit or loss.

For debt securities measured at fair value through Other Comprehensive Income: If, in a subsequent period, the fair value of a debt security reduced to recoverable value has increased and this increase could be objectively tied to an event occurring after recognition of the impairment loss, the impairment loss was reversed through profit or loss; otherwise, any increase in fair value was recognized through Other Comprehensive Income.

Any subsequent recovery in the fair value of an equity instrument measured at fair value through Other Comprehensive Income and reduced to recoverable value was recognized at any time in Other Comprehensive Income.

The reconciliation of stockholders' equity resulting from the initial adoption of IFRS 9 is as follows:

Equity reconciliation

Equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provision for contingent liabilities	(674,513)
Re-measurement of assets arising from the new categories	17,806
Others	237,867
Deferred tax	1,026,066
Equity after IFRS 9 adjustments - 01/01/2018	85,545,776

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Designation at fair value through profit or loss

Financial assets

At initial recognition, the Bank designated certain financial assets at fair value through profit or loss, as this designation eliminates or significantly reduces accounting mismatch that may arise.

Values of expected credit losses

Information, assumptions and techniques used in the estimation of impairment

Classification of financial instruments by stages

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage does not have a significant increase in risk since its initial recognition. The provision on this asset represents the expected loss resulting from possible default during the next 12 months;

- Stage 2: If a significant increase in risk has been identified since the initial recognition, without materializing deterioration, the financial instrument will be framed within this stage. In this case, the amount referring to the provision for expected loss for delinquency reflects the estimated loss of the residual life of the financial instrument. For the assessment of the significant increase in credit risk, the quantitative measurement indicators used in the normal management of credit risk will be used, as well as other qualitative variables, such as the indication of being an undeveloped operation if considered as refinanced or included operations in a special agreement; and

- Stage 3: A financial instrument is recorded within this stage when it shows signs of deterioration evident as a result of one or more events that have already occurred and which materialize at a loss. In this case, the amount relating to the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.

Impairment estimation methodology

The measurement of the expected loss is made through the following factors:

- Exposure at Default or EAD: is the transaction value exposed to credit risk, including the current available balance balance that could be provided at the time of default. The models developed incorporate assumptions about the changes in the payment schedule of operations.

- Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay the principal and / or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as PD - life time (Stage 2 and 3), which considers the probability that the transaction between in default between the balance sheet date and the residual maturity date of the transaction. The standard requires that future information relevant to the estimation of these parameters should be considered.

- Losses given default (LGD): is the resulting loss in the event of default, that is, the percentage of exposure that can not be recovered in the event of default. It depends mainly on the guarantees associated with the operation, which are considered as risk mitigation factors associated with each credit financial asset and the expected future cash flows to be recovered. As established in the regulations, future information should be taken into account for its estimation.

- Discount rate: is the rate applied to estimated future cash flows over the expected life of the asset, to bring them to present value.

In order to estimate the aforementioned parameters, the Bank has applied its experience in the development of internal models for the calculation of parameters both for the purposes of the regulatory environment and for internal management.

Definition of default

The Bank considers that a financial asset is in a default situation when:

- it is likely that the debtor will not fully pay its credit obligations to the Bank; or

- the debtor has significant credit obligations to the Bank overdue for more than 90 days as a general rule.

Overdrafts are considered past due if the customer violates a recommended limit or has been granted a lower limit than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

- qualitative - eg breaches of covenants;

- quantitative - for example, the status of past due and non-payment of another obligation of the same issuer to the Bank; and

- based on data collected internally and obtained from external sources.

Allowance for losses

The following tables present the reconciliations of the opening and closing balances of the provision for losses by category of financial instrument. The terms expected credit losses in 12 months, expected credit losses during the maturity and impairment losses recoverable amounts are explained in the accounting practices note. The values for December 31, 2017 represent a provision for loan losses and reflect the measurement basis in accordance with IAS 39.

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

As of January 1, 2018, the Allowance for Loan Losses balance related to IFRS 9 segregated by stages was represented by: Stage 1 – 20%, Stage 2 – 15% and Stage 3 – 65%. The segregation in stages related December 31, 2019, is in note 9.c.

Financial Assets and Liabilities

A. Classification of Financial Assets and Liabilities at the Initial Adoption of IFRS 9

The table below presents the financial assets classified in accordance with IAS 39 and the new measurement categories in accordance with IFRS 9.

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

(1)	Does not include Provision for Losses on contingent liabilities and commitments

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

iv. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study performed annually by a specialized company at the end of each year, effective for the subsequent period and are recognized in the consolidated statement of income under Interest and similar expenses and Provisions (net).

The present value of the defined benefit obligation is the present value without deduction of any plan assets from the expected future payments required to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x of the Consolidated Financial Statements of December 31, 2019.

v. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

Explanatory note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2019, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2018 and December 31, 2019, the date of preparation of these consolidated financial statements.

vi. Goodwill

The goodwill recorded is subject to the impairment test, at least once a year or in a shorter period, in the event of any indication of impairment of the asset.

The basis used for the recoverability test is the value in use and, for this purpose, the cash flow is estimated for a period of 5 years. Cash flow was prepared considering several factors, such as: (i) macroeconomic projections of interest rates, inflation, exchange rate and others; (ii) behavior and growth estimates of the national financial system; (iii) increased costs, returns, synergies and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the probability of future events occurring and the alteration of any of these factors could have a different result. The cash flow estimate is based on a valuation prepared by an independent expert annually or whenever there is evidence of a reduction in its recoverable amount, which is reviewed and approved by Management.

Further details are in note 13.

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

• Financial Assets Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that did not meet the pre-established criteria when evaluating the SPPI Test (Solely Payment of Principal and Interest).

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

• Financial Assets Measured At Fair Value Through Profit Or Loss: are stated at fair value. This category does not include debt instruments classified as “Held-to-maturity investments” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”.

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

• Financial Assets Measured At Amortized Cost: includes the debit balances of all credit and loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items

• Loans and other amounts with credit institutions: credit of any nature in the name of financial institutions.

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

The issue of "Notes" must be registered in specific heading liabilities and updated according to the agreed rates and adjusted by the effect of exchange rate variations, when denominated in foreign currency. All remuneration related to these instruments, such as interest and Exchange variation (difference between the functional currency and the currency in which the instrument was named) shall be recognized as expenses for the period, according to the accrual basis.

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

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in equity in then heading “Other Comprehensive Income”. Items charged or credited to this account remain in the Bank’s consolidated equity until the related assets are written-off, whereupon they are charged to the consolidated income statement.

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

When fair value hedge accounting is discontinued (expired, sold our no longer meet hedge accounting criteria) the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

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

For the accounting and disclosure of the hedge accounting structures as of December 31, 2019, the bank used the faculty of IFRS 9, to maintain the practices determined by IAS 39.

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

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2019, 2018 and 2017:

Thousand of reais	2019
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	20,904,663	(458,929)	20,445,734
Repurchase agreements	28,717,976	-	28,717,976

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	22,888,906	(458,929)	22,429,977
Repurchase agreements	103,124,238	-	103,124,238

Thousand of reais	2018
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	18,667,611	(304,165)	18,363,446
Repurchase agreements	44,836,491	-	44,836,491

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	18,771,000	(304,165)	18,466,835
Repurchase agreements	101,647,013	-	101,647,013

Thousand of reais	2017
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	17,262,888	-	17,262,888
Repurchase agreements	34,505,671	-	34,505,671

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	16,677,486	-	16,677,486
Repurchase agreements	97,421,579	-	97,421,579

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

The impairment loss is calculated by using statistical models that consider the following factors:

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty. The timing of default is considered in the PD measurement.

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

• Losses given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

• In addition, prior to loans be written-off (which is only done after the Bank have completed all recovery efforts and after about 360 days late), it is registered fully provision of the loan´s remaining balance so this provision (allowance for loan losses) fully covers the losses. Thus, the Bank concludes that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

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

Differences between the purchase and sale prices are recognized as interest over the duration of the contract.

k) Accounting for leases

i. Financial leases

Financial leases, until December 31, 2018, are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. From January 1, 2019, see note 1.c.1.

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

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at December 31, 2019, 2018 and 2017 is provided in note 44-d.

n) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware, right-of-use of assets and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite life and, therefore, it is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated maturity of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each reporting period, if there is indication that the items of tangible assets carrying amount may be impaired, that is if there is an asset with its carrying amount bigger than its recoverable amount, either for use or sale.

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

Other intangible assets can have an indefinite maturity -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite maturity, in all other cases.

Intangible assets with indefinite maturity are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining maturity of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite maturity are amortized over those maturity using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

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

q) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by actuarial provisions for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk, other than a financial risk, from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder will be adversely affected.

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

At each financial statement date an assessment is made in order to verify whether the actuarial provisions are adequate.

In the years ended December 31, 2019, 2018 and 2017, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAP).

At December 31, 2019, the LAT indicated the need for the additional constitution of technical provisions amounted to R$215,754 (12/31/2018 - R$130,307 and 12/31/2017 - R$85,395) for Indemnity Funds for Benefit (FGB) plans.

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

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. Annually the bank reviews its guarantees policies to capture changes in the market, in the caracteristics of the assets given as guarantees and the conditions of the assets, those are examples of technical parameters reviewed.

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

aa) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

Income tax is calculated at the rate of 15% plus a surcharge of 10% levied on the profit, after adjustments determined by tax legislation. The social contribution (CSLL) is calculated at the rate of 15% for financial institutions and 9% for other companies, levied on the profit, after considering the adjustments determined by tax legislation. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

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

Under the current regulation, the expected realization of tax credits is based on the Bank's projections of future results and on technical technical analysis of the realization of the temporary differences, as shown in Note 24.

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

The interest paid and received correspond to operating activities of Banco Santander.

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

		Participation %
Directly and Indirectly controlled by Banco Santander (Brasil) S.A.	Activity	Consolidated
Banco Bandepe S.A. (2)	Bank	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	99.99%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI) (3) (19)	Financial	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio) (1)	Buying club	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named as Atual Companhia Securitizadora de Créditos Financeiros) (Atual) (7)(17)	Credit recovery services	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM) (4)	Broker	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other activities	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet) (5)	Payment Institution	100.00%
Sancap Investimentos e Participações S.A. (Sancap) (6)	Holding	100.00%
Santander Brasil Establecimiento Financiero de Crédito S.A. (EFC)	Financial	100.00%
Santander Holding Imobiliária S.A. (formerly named Webcasas S.A.) (8)	Holding	100.00%
Santander Brasil Tecnologia S.A.	Technology	100.00%
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super Pagamentos) (19)	Payment Institution	100.00%
Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) (12) (19)	Bank	60.00%
Rojo Entretenimento S.A. (9)	Other Activities	94.60%
BEN Benefícios e Serviços S.A (10)	Other Activities	100.00%
Esfera Fidelidade S.A. (11)	Other Activities	100.00%

Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos e Meios Digitais S.A. (formerly named Ipanema Empreendimentos e Participações S.A.) (16) (17)	Credit Management and Recovery Management	100.00%

Controlled by Return Capital Serviços de Recuperação de Créditos S.A. ( Previously named as Ipanema Empreendimentos e Participações)
Return Gestão de Recursos S.A. (formerly named Gestora de Investimentos Ipanema S.A.) (16)	Resource Manager	-	100.00%

Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda. (Auttar HUT)	Other Activities	-	100.00%
Toque Fale Serviços de Telemarketing Ltda. (Toque Fale)	Other Activities	-	100.00%

Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Savings and annuities	-	100.00%
Evidence Previdência S.A. (15)	Social Securities	-	100.00%

Controlled by Aymoré CFI
Banco PSA Finance Brasil S.A.	Bank	-	50.00%
Banco Hyundai Capital Brasil S.A. (13)	Bank	-	50.00%

Controlled by Olé Consignado
Crediperto Promotora de Vendas e Cobrança Ltda. (current name of da BPV Promotora de Vendas e Cobrança Ltda.)	Other Activities	-	100.00%
Olé Tecnologia Ltda.	Other Activities	-	100.00%

Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A. (PI DTVM) (14)	Leasing		100.00%

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Consolidated Investment Funds	Activity	Participation % Consolidated
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	(a)
Santander Paraty QIF PLC	Investment Fund	(a)
Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies)	Investment Fund	(a)
Prime 16 – Fundo de Investimento Imobiliário (formerly named BRL V - Fundo de Investimento Imobiliário - FII)	Real Estate Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI)	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V)	Investment Fund	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	(a)
Fundo de Investimento em Direitos Creditórios Atacado - Não Padronizado (FIDC NRA)	Investment Fund	(a)

(a) Company over which the Bank is exposed, or has rights, to variable returns and have the ability to affect those returns through the power of decision, in accordance with IFRS 10 - Consolidated Financial Statements. Banco Santander and its subsidiaries holds 100% of the shares of these investment funds.

(1) In the EGM held on April 30, 2019, an increase in capital in the amount of R$79,537 was approved, from R$95,349 to R$174,886 divided into 174,885,602 shares, with a nominal value of R$1.00 (one real) each. In the EGM held on August 15, 2019, a capital increase was approved, based on statutory reserves, in the amount of R$64,000, from R$174,886 to R$238,886 divided into 238,885,602 shares, with a nominal value of R$1.00 (one real) each.

(2) In the EGM held on December 7, 2018, a capital increase in the amount of R$2,000,000 was approved, from R$2,787,689 to R$4,787,689, through the issue of 1,405,667 (one million , four hundred and five thousand, six hundred and sixty-seven) new registered common shares, without par value. The shareholder Banco Santander subscribed all the new shares issued and paid up the shares corresponding to 50% of the capital increase. On September 16, 2019, the remaining 50% was paid.

(3) In the EGM held on April 26, 2019, a capital increase in the amount of R$137,880 was approved, from R$726,561 to R$864,441 without the issue of new shares.

(4) In the EGM held on April 26, 2019, a capital increase in the amount of R$1,689 was approved, from R$296,000 to R$297,689 without the issue of new shares. In the EGM held on August 15, 2019, a capital increase in the amount of R$60,000 was approved, from R$297,689 to R$357,689 without the issue of new shares.

(5) On February 25, 2019, Banco Santander acquired all the shares of Getnet SA's Minority Shareholders, corresponding to 11.5% of Getnet SA's share capital, pursuant to the “Share Purchase and Sale Agreement and Other Covenants of Getnet SA, with approval by Bacen on February 18, 2019.

(6) In the EGM held on April 2, 2019, a capital increase in the amount of R$200,000 was approved, from R$347,135 to R$547,135, represented by 17,114,176,389 (seventeen billion, one hundred and fourteen million, one hundred and seventy-six six thousand three hundred and eighty-nine) registered common shares, without par value. In the EGM held on November 11, 2019, a capital increase in the amount of R$300,000 was approved, from R$547,135 to R$847,135, represented by 23,538,159,258 (twenty-three billion, five hundred and thirty-eight million, one hundred and fifty and nine thousand two hundred and fifty-eight) registered common shares, without par value.

(7) At the AGE held on January 31, 2019, a capital increase in the amount of R$100,000 was approved, through the issue of 92,174,394 (ninety-two million, one hundred and seventy-four thousand, three hundred and ninety-four) new common shares, nominative and without par value, increasing the share capital from R$270,000 to R$370,000. The shares issued due to the capital increase were fully subscribed by the shareholder Banco Santander. In the Extraordinary General Meeting held on June 25, 2019, a capital increase in the amount of R$375,000 was approved, from R$370,000 to R$745,000 through the issue of 335,240,479 (three hundred and thirty-five million, two hundred and forty thousand, four hundred and seventy-nine) new common shares, registered and without par value. In the Extraordinary General Meeting held on July 25, 2019, a capital increase in the amount of R$100,000 was approved, from R$745,000 to R$845,000 through the issue of 89,007,566 (eighty-nine million, seven thousand, five hundred and sixty-six) new common shares, registered and without par value. In the EGM held on September 25, 2019, a capital increase in the amount of R$195,000 was approved, from R$845,000 to R$1,040,000 through the issue of 171,775,899 (one hundred and seventy one million, seven hundred and seventy-five thousand, eight hundred and ninety-nine) new common shares, nominative and without par value. In the EGM held on October 23, 2019, a capital increase in the amount of R$257,000 was approved, from R$1,040,000 to R$1,297,000 through the issue of 225,715,791 (two hundred and twenty-five million, seven hundred and fifteen thousand seven hundred and ninety-one) new common shares, nominative and without par value.

(8) On May 14, 2019, Banco Santander and its wholly-owned subsidiary Santander Holding Imobiliária S.A. entered into a binding document with the partners of Summer Empreendimentos Ltda. establishing the terms of the negotiation of purchase and sale of quotas representing the total share capital of Summer Empreendimentos. The conclusion of the transaction is subject to the implementation of conditions precedent usual for this type of transaction, including prior authorization by Bacen. In the EGM held on April 18, 2019, a capital increase in the amount of R$86,000 was approved, from R$24,500 to R$110,500 through the issue of 108,271,434 (one hundred and eight million, two hundred and seventy-one thousand, four hundred and thirty-four) new common shares, registered and without par value. In the EGM held on May 30, 2019, a capital increase in the amount of R$119,162 was approved, from R$110,500 to R$229,662 through the issuance of 151,009,682 (one hundred and fifty-one million, nine thousand, six hundred and eighty and two) new common shares, nominative and without par value, at the issue price of R$0.7891 per share. In the EGM held on September 20, 2019, a capital increase in the amount of R$45,250 was approved, from R$229,662 to R$274,642 through the issuance of 57,894,063 (fifty-seven million, eight hundred and ninety-four thousand and sixty and three) new common shares, registered and without par value. In the EGM held on November 6, 2019, a capital increase in the amount of R$10,000 was approved, from R$274,642 to R$284,642 through the issue of 12,970,169 (twelve million, nine hundred and seventy thousand, one hundred and sixty-nine ) new common shares, registered and without par value.

(9) Investment transferred from non-current assets held for sale in June 2018.

(10) Company incorporated on June 11, 2018. In the EGM held on March 27, 2019, a capital increase in the amount of R$49,999 was approved, from R$45,001 to R$90,000, through the issue of 44,999,000 (forty-four million, nine hundred and ninety-nine thousand) new registered common shares, without par value. The shareholder Banco Santander subscribed all the new shares issued and paid up the shares corresponding to 100% of the capital increase.

(11) Company incorporated on August 14, 2018 and beginning its activities in November 2018.

(12) In the AGE of February 9, 2018, the shareholders of Banco Olé Consignado, approved the capital increase in the amount of R$120,000, from R$400,000 to R$520,000, through the issuance of 57,089,392 (fifty-seven million, eighty-nine thousand, three hundred and ninety-two) common shares, registered and without par value, fully subscribed and paid up by the shareholders on the date of the EGM, in proportion to their respective interest in the share capital. The capital increase was approved by Bacen on March 15, 2018.

(13) The pre-operating company BHJV Assessoria e Consultoria em Gestão Empresarial Ltda., Was incorporated on April 11, 2018 and transformed into Banco Hyundai Capital Brasil S.A. on December 13, 2018. Aymoré CFI, wholly owned subsidiary of Banco Santander , has effective operational control of the company. At the EGM held on February 19, 2019, a capital increase in the amount of R$200,000 was approved, through the issuance of 200,000,000 (two hundred million) new common shares, nominative and without par value, with the capital of R$100,000 to R$300,000. The shares issued due to the capital increase were fully subscribed by the shareholders Aymoré Financiamentos CFI in the amount of R$100,000 and Hyundai Capital Services Inc. in the amount of R$100,000.

(14) In the EGM held on May 3, 2018, the Company's shareholders approved its transformation into a securities distribution company, and the change of its corporate name to SI Distribuidora de Tulos e Valores Mobiliários S.A. The transformation process was approved by Bacen on November 21, 2018. In the EGM held on December 17, 2018, SI Distribuidora de Tulos e Valores Mobiliários S.A. approved the change of its corporate name to PI Distribuidora de Titulos e Valores Mobiliários S.A..The change process was approved by Bacen on January 22, 2019.

(15) In the EGM held on April 2, 2019, a capital increase in the amount of R$200,000 was approved, from R$250,000 to R$450,000 through the issue of 12,987,012,987 (twelve billion, nine hundred and eighty-seven million, twelve thousand, nine hundred and eighty-seven) new common shares, nominative

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

and without par value. In the EGM held on November 11, 2019, a capital increase in the amount of R$300,000 was approved, from R$450,000 to R$750,000 through the issue of 17,241,379,310 (seventeen billion, two hundred and forty-one million, three hundred and seventy-six million nine thousand three hundred and ten) new common shares, nominative and without par value.

(16) The AGE held on July 12, 2018, approved the change of the corporate name of Ipanema Empreendimentos e Participações S.A. to Return Capital Serviços de Recuperação de Crutos S.A. The AGE held on July 12, 2018, approved the amendment to corporate name of Gestora de Investimentos Ipanema S.A. for Return Gestão de Recursos S.A. In an AGE held on November 11, 2019, the Company's capital increase in the amount of R$300,000 was approved by the issue of 17,241,379,310 (seventeen billion, two hundred and forty-one million, three hundred and seventy-nine thousand and three hundred and ten) new common shares, nominative and without par value.

(17) On November 1, 2019, Atual Serviços de Recuperação de Creditos concluded the acquisition of the shares issued by Return Capital Serviços e Recuperação de Creditos S.A. for the amount of R$17,000, previously held by minority shareholders, equivalent to 30% of the share capital of the company.

(18) In the EGM held on October 31, 2019, the partial spin-off of Integry Tecnologia e Serviços AHU Ltda. Was approved, with version of the spun-off portion of its equity to Getnet. At the EGM of December 16, 2019, the change of the company's name to Santander Merchant Platform Solutions Brasil Ltda was approved. (“SMPS Brasil”). On December 20, 2019, a purchase and sale agreement was signed for the totality of the company's shares for the amount of R$3 million by Santander Merchant Platform Solutions (Spain).

(19) On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. formalized its interest in exercising the put option provided for in the Investment Agreement, signed on July 30, 2014, for the sale of its 40% stake in the share capital of Olé Consignado to Banco Santander. On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all shares issued by Bosan Participações S.A. (holding company whose only asset is shares representing 40% of Banco Olé's share capital), for the amount total of R$1.6 billion, to be paid on the closing date of the Transaction. The completion of the Transaction will be subject to the signing of the definitive instruments and the implementation of certain suspensive conditions usual in this type of transaction. On October 23, 2019, Aymoré CFI had its share capital reduced, without the cancellation of shares, by transferring the common shares representing its equity interest held in Banco Olé Consignado and Super Payments to Banco Santander. On December 23, 2019, the necessary conditions for the completion of the transaction were fulfilled so that Olé Consignado and Super Payments became directly controlled by Banco Santander.

The events decribed above were implemented in order to reorganize the operations and activities of entities according to the business plan of the Conglomerate Santander, those movements have not affected the segment reporting once the companies are related to the commercial Banking segment and did not lead to a creation of a new segment.

a) Put option of equity interest in Banco Olé Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of the all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé), for the total amount of R $ 1.6 billion (“Operation”), to be paid on the closing date of the Operation.

b) Incorporation of the spun-off portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, the partial spin-off operation of Integry Tecnologia e Serviços AHU Ltda. (“Integry”), a wholly owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (“Getnet”), with version of the spun-off portion of its assets and liabilities, to Getnet was approved. The incorporation of the spun-off portion by Getnet is pending approval by the Central Bank of Brazil.

On December 20, 2019, Getnet and Santander Merchant Platform Solutions, S.L. (“SMPS Global”), company based in Spain and controlled by Banco Santander, S.A. (Santander Spain) executed a Purchase and Sale Agreement of the quotas corresponding to 100% of Integry capital stock. As a consequence, SMPS Global has become the holder of 100% of the shares representatives of the capital stock of Integry. On December 23, 2019, Integry had its corporate name changed to Santander Merchant Platform Solutions Brasil Ltda.

c) Acquisition of residual equity interest in Return Capital Serviços e Recuperação de Crédito S.A.

On November 01,2019, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”), wholly owned subsidiary by Banco Santander and the minority shareholders of Return Capital Serviços e Recuperação de Crédito S.A. (“Return Capital”) executed the Shares’ Sale and Purchase Agreement and Other Covenants of Return Capital, in which Atual committed to acquire all of the minority shareholders’ shares, corresponding to 30% of Return Capital capital stock. The acquisition was closed on November 01, 2019. As a consequence, Atual has become the holder of 100% of the shares representatives of the capital stock of Return Capital.

d) Acquisition of Residual Interest in Getnet S.A.

On December 19, 2018, Banco Santander and the Getnet S.A. Minority shareholders entered into an amendment to the Getnet S.A. Share Purchase and Sale Agreement, in which Banco Santander committed to acquire all the shares of the Minority Shareholders, corresponding to 11.5% of the share capital of Getnet SA, for the amount of R $ 1,431,000. The acquisition was approved by BACEN on February 18, 2019 and concluded on February 25, 2019, so that Banco Santander now holds 100% of the shares representing the share capital of Getnet S.A.

e) Transfer of Control of Banco Olé Bonsucesso Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A.

On October, 23 2019, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) had its capital stock reduced, without cancellation of shares, through the transfer of the common shares representing its equity held in Banco Olé Bonsucesso Consignado S.A. (“Olé”) and Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Super”) to Banco Santander. On December 23, 2019 all the prior

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

conditions for the capital stock reduction were accomplished: (i) previous authorization by Bacen; and (ii) term of opposition of the company creditors established as per art. 174 of Law 6.404/76; and, thus, Olé and Super become directly controlled by Banco Santander.

f) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. (“Banco Santander”) and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”) defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on September 16, 2019 and closed on September 20, 2019. As a consequence SHI has become the holder of 99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer.

g) Formation of Esfera Fidelidade S.A.

On August 14, 2018, Esfera Fidelidade S.A. was incorporated, with equity fully owned by Banco Santander. Esfera Fidelidade S.A. act in the development and management of customer loyalty programs.. The company started its operation in November 2018.

h) Investment in Loop Gestão de Pátios S.A.

On June 26, 2018, Webmotors S.A., company with 70% interest indirectly owned by Banco Santander, signed an investment agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta LA Participações S.A., in order to acquire an equity interest corresponding to 51% of the capital stock of Loop Gestão de Pátios S.A. (“Loop”), through capital increase and issuance of new shares of Loop to be fully subscribed and paid-in by Webmotors S.A.. Loop operates in the segment of commercialization and physical and virtual auction of motor vehicles. On September 25, 2018, the transaction was completed with increase of the capital stock, in the amount of R$23,900, through issuance of shares representing 51% of equity interest in Loop, which were fully subscribed and paid-in by Webmotors S.A.

i) Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, BEN Benefícios e Serviços S.A. (“Ben”), with equity fully owned by Banco Santander, was incorporated, to act in the supply and administration of meal, food, transportation, cultural and similar vouchers, via printed or electronic and magnetic cards.

j) Partnership with Hyundai Capital Services, Inc.

On April 28, 2016, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Banco Santander executed with Hyundai Capital Services, Inc. (“Hyundai Capital”) the necessary documents for the formation of Banco Hyundai Capital Brasil S.A. (“Banco Hyundai”) and an insurance brokerage company with the purpose to provide, respectively, auto finance and financial and insurance brokerage services to clients and dealers of Hyundai in Brazil.

k.i) Banco Hyundai Capital Brasil S.A.

On April 11, 2018, the parties incorporated, with an equity interest of 50% held by Aymoré and 50% held by Hyundai Capital, a non-operational entity named BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. On May 8, 2018, Aymoré and Hyundai Capital took resolution on the conversion of BHJV Assessoria into the non-operational joint-stock corporation named Banco Hyundai Capital Brasil S.A. On December 13, 2018, the incorporation procedure of Banco Hyundai was concluded.

On February 21, 2019, the authorization to operate granted by BACEN for the functioning of Banco Hyundai was published in the Federal Official Gazette. Banco Hyundai began operations in April 2019.

k.ii) Hyundai Corretora de Seguros Ltda.

On April 30, 2019, BACEN authorized Banco Santander to hold an indirect interest in a company to be incorporated under the name Hyundai Corretora de Seguros Ltda. (“Hyundai Corretora”). Hyundai Corretora was incorporated on July 22, 2019. On September 10, 2019 the company got the registration of the company as insurance brokerage with SUSEP. Hyundai Corretora began operations in November 2019.

l) Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., an indirectly controlled subsidiary of Banco Santander, was converted into a distribution company of bonds and securities and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process of approved by BACEN on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. had its corporate name changed to PI Distribuidora de Títulos e Valores Mobiliários S.A., being the corporate name change process approved by BACEN on January 22, 2019. The company started its operations on March 14, 2019.

4.	Cash and balances with the Brazilian Central Bank

Thousand of reais	2019	2018	2017

Cash and cash equivalents	20,127,364	19,463,587	20,642,321
of which:
Cash	4,877,849	4,235,096	4,661,348
Cash and Foreign currency application abroad	15,249,515	15,228,491	15,980,973
Total	20,127,364	19,463,587	20,642,321

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

5.	Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2019	2018	2017

Classification:
Loans and receivables	-	-	65,209,902
Financial Assets Measured At Amortized Cost	109,233,128	-	-
Of which:
Loans and amounts due from credit institutions, gross	109,246,671	79,620,562	65,278,917
Impairment losses (note 9.c)	(13,543)	(13,561)	(69,015)
Loans and amounts due from credit institutions, net	109,233,128	79,607,001	65,209,902
Loans and amounts due from credit institutions, gross	109,247,248	79.620.562	65,278,917

Thousand of reais	2019	2018	2017

Type:
Time deposits (2)	66,908,232	64,547,525	53,128,272
Reverse repurchase agreements (1) (2)	100,246	3,728,963	270,735
Escrow deposits	11,424,537	10,182,936	10,136,079
Cash and Foreign currency investments (2)(3)	-	-	-
Other accounts (3)	30,814,233	1,161,138	1,743,831
Total	109,247,248	79,620,562	65,278,917

(1) Guaranteed by debt instruments.

(2) Includes R$100,246 of short-term transactions with a low risk of change in value, considered cash equivalents.

(3) In 2019, the balances related to compulsory deposits were reclassified from cash and reserves at the Central Bank of Brazil to the item Loans and other amounts with credit institutions for better presentation and, consequently, the respective comparative balances also have been reclassified.

Thousand of reais	2019	2018	2017

Currency:
Brazilian Real	107,693,973	91,419,015	63,397,123
US dollar	1,401,601	422,247	15,044,088
Euro	151,097	32,058	307,633
Pound sterling	-	-	3,585
Other currencies	-	-	8,920
Total	109,246,671	91,873,320	78,761,349

Thousand of reais	2019	2018	2017

Cash equivalents:
Short-term transactions and low risk of change in its value	1,216,192	5,821,573	2,028,581

Note 44-d contains a detail of the residual maturity periods of financial assets measured at amortized cost.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

6.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial assets held for trading (1)	-	-	34,879,681
Financial Assets Measured At Fair Value Through Profit Or Loss	3,735,076	3,171,746	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	34,885,631	50,066,469	-
Other Financial assets designated at fair value through profit or loss	-	-	1,658,689
Financial assets - available-for-sale	-	-	84,716,747
Financial Assets Measured At Fair Value Through Other Comprehensive Income (1)	95,962,927	85,395,691	-
Investments Held-to-Maturity	-	-	10,214,454
Loans and receivables	-	-	17,616,515
Financial Assets Measured At Amortized Cost	38,748,296	36,799,509	-
Of which:
Debt Instruments	40,803,323	39,513,460	20,400,082
Impairment losses	(2,055,027)	(2,713,951)	(2,783,567)
Total	173,331,930	175,433,415	149,086,086

Type:
Government securities - Brazil (2)	135,848,053	116,531,146	122,362,389
Debentures and Promissory notes	13,874,883	10,555,952	12,097,230
Other debt securities	23,608,994	48,346,317	14,626,467
Total	173,331,930	175,433,415	149,086,086

(1)	On December 31, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM). The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively. Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(2)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

The debt instruments are composed, majority by:

Thousand of reais	2019	2018	2017

Currency:
Brazilian Real	164,447,235	166,743,410	137,420,134
US dollar	8,884,695	8,690,005	11,665,952
Euro	-	-	-
Total	173,331,930	175,433,415	149,086,086

Thousand of reais	2019	2018	2017

Debt Instruments linked to:
Repo Operations	102,849,859	90,909,891	77,781,728
Banco Central Mandatory Deposits	-	1,449,207	2,305,158
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	6,618,651	17,985,160	6,273,561
Associated to judiciary deposits and other guarantees	9,573,331	2,078,042	4,743,298
Total	119,041,841	112,422,300	91,103,745

Note 44-d contains details of the residual maturity periods of financial assets measured at fair value through Other Results Comprehensive and corresponding financial assets measured at amortized cost.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial assets held for trading	-	-	489,770
Financial Assets Measured At Fair Value Through Profit or Loss Held For Trading	2,029,470	766,333	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit or Loss	171,453	298,297	-
Other Financial assets designated at fair value through profit or loss	-	-	33,368
Financial assets available-for-sale	-	-	1,106,637
Financial Assets Measured At Fair Value Through Other Comprehensive Income	157,306	40,986	-
Total	2,358,229	1,105,616	1,629,775

Type:
Shares of Brazilian companies	665,027	783,475	389,113
Shares of foreign companies	-	1,933	5,347
Investment funds (1)	1,693,202	320,208	1,235,315
Total	2,358,229	1,105,616	1,629,775
(1)	Composed mainly by investment on fixed income, public and private securities.

b) Changes

The changes in the balance of “Equity instruments – Financial assets measured at fair value through profit or loss held for trading” were as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	766,333	489,770	398,461
Net additions (disposals)	1,267,243	277,462	90,696
Valuation adjustments	(4,106)	(899)	613
Balance at end of year	2,029,470	766,333	489,770

The changes in the balance of “Equity instruments – Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss” were as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	298,297	33,368	42,455
Net additions (disposals)	(126,893)	143,291	(1,586)
Valuation adjustments	49	121,638	(7,501)
Balance at end of year	171,453	298,297	33,368

The changes in the balance of “Equity instruments – Financial Assets Measured At Fair Value Through Other Comprehensive Income” were as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	40,986	1,106,637	1,985,473
Net additions (disposals)	238,758	(1,034,219)	(830,395)
Valuation adjustments	(122,438)	(31,432)	(48,441)
Balance at end of year	157,306	40,986	1,106,637

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

8.	Derivative financial instruments and Short positions

The main risk factors associated to derivatives contracted are related to exchange rates, interest rates and equities. To manage these and other market risk factors the Bank uses practices which include the measurement and follow up of the limit´s usage previously defined on internal committees, as well as the daily follow up of the portfolios values in risk, sensitivities and changes in the interest rate and exchange exposure, liquidity gaps, among other practices which allow the control and follow up on the main risk metrics that can affect the Bank´s position in the several markets which it acts. Based on this management model the Bank has accomplished its goal, using operations with derivatives, in optimize the relation risk/benefits even in situation with great volatility.

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e.. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

a) Trading and hedging derivatives

a.1) Derivatives Recorded in the Balance Sheet and Compensation Accounts

Portfolio Summary of Trading Derivative and Used as Hedge

	2019	2018	2017

Assets
Swap Differentials Receivable	14,634,863	14,640,289	15,781,207
Option Premiums to Exercise	1,065,753	716,936	553,217
Forward Contracts and Others	4,745,101	3,006,221	928,464
Total	20,445,717	18,363,446	17,262,888

Liabilities
Swap Differentials Payable	16,458,397	15,952,283	14,643,016
Option Premiums Launched	1,699,729	563,787	385,183
Forward Contracts and Others	4,271,852	1,950,765	1,649,287
Total	22,429,978	18,466,835	16,677,486

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Summary by Category

Trading	2019		2018		2017

	Notional (1)	Fair Value (4)	Notional (1)	Fair Value (4)	Notional (1)	Fair Value (4)
Swap		(1,823,534)		(1,431,110)		1,108,760
Assets	282,164,189	147,010,930	177,233,869	44,487,274	202,081,214	57,294,179
CDI (Interbank Deposit Rates)	40,550,627	16,908,791	36,135,015	24,267,591	33,289,522	22,409,496
Fixed Interest Rate - Real	47,140,927	-	47,968,999	-	95,700,715	-
Indexed to Price and Interest Rates	2,388,118	-	2,581,215	-	5,592,892	-
Foreign Currency	192,084,517	130,102,139	90,495,240	20,219,683	67,493,635	34,884,683
Others	-	-	53,400	-	4,450	-
Liabilities	279,803,610	(148,834,464)	176,385,349	(45,918,384)	199,709,355	(56,185,419)
CDI (Interbank Deposit Rates)	24,353,405	-	11,801,600	-	16,664,176	-
Fixed Interest Rate - Real	67,937,624	(24,079,732)	88,317,044	(23,075,374)	114,055,076	(21,687,884)
Indexed to Price and Interest Rates	125,829,755	(123,445,067)	24,308,601	(21,775,017)	40,146,968	(34,107,210)
Foreign Currency	60,394,529	-	50,748,008	-	28,420,467	-
Others	1,288,297	(1,309,665)	1,210,096	(1,067,993)	422,668	(390,325)
Options	1,446,536,133	(1,222,465)	335,073,080	153,149	190,061,609	168,034
Purchased Position	678,089,904	381,706	149,076,796	716,936	87,503,833	553,217
Call Option - US Dollar	171,871	(281)	14,518,058	239,079	9,369,821	169,542
Put Option - US Dollar	1,456,975	4,355	8,893,620	90,736	5,130,392	42,389
Call Option - Other	98,154,363	818,664	3,118,344	131,297	1,953,481	59,220
Interbank Market	98,154,363	819,262	639,488	4,537	1,185,310	389
Others (2)	-	(598)	2,478,856	126,760	768,171	58,831
Put Option - Other	578,306,695	(441,032)	122,546,774	255,824	71,050,139	282,066
Interbank Market	578,306,695	(440,959)	121,782,816	217,726	70,295,282	257,943
Others (2)	-	(73)	763,958	38,098	754,857	24,123
Sold Position	768,446,229	(1,604,171)	185,996,284	(563,787)	102,557,776	(385,183)
Call Option - US Dollar	254,945	(1,472)	7,615,856	(101,034)	5,595,163	(117,059)
Put Option - US Dollar	263,994	(2,842)	12,160,912	(169,431)	5,919,598	(77,145)
Call Option - Other	174,166,802	(440,731)	31,679,919	(66,002)	19,880,180	(35,961)
Interbank Market	174,166,802	(440,959)	29,609,298	(13,195)	19,151,110	(515)
Others (2)	-	228	2,070,621	(52,807)	729,070	(35,446)
Put Option - Other	593,760,488	(1,159,126)	134,539,597	(227,320)	71,162,835	(155,018)
Interbank Market	593,760,488	(1,159,038)	133,703,672	(179,841)	70,494,622	(126,743)
Others (2)	-	(88)	835,925	(47,479)	668,213	(28,275)

Futures Contracts	433,873,180	-	289,508,200	-	161,725,596	-
Purchased Position	72,912,029	-	86,203,734	-	54,806,022	-
Exchange Coupon (DDI)	7,394,951	-	20,590,068	-	9,616,936	-
Interest Rates (DI1 and DIA)	55,430,519	-	32,690,685	-	26,456,303	-
Foreign Currency	9,978,419	-	32,456,813	-	16,733,437	-
Indexes (3)	-	-	466,168	-	1,780,311	-
Others	108,140	-	-	-	219,035	-
Sold Position	360,961,151	-	203,304,466	-	106,919,574	-
Exchange Coupon (DDI)	146,032,485	-	146,948,795	-	55,016,928	-
Interest Rates (DI1 and DIA)	196,170,105	-	54,160,203	-	51,135,994	-
Foreign Currency	17,305,604	-	1,992,574	-	745,849	-
Indexes (3)	290,254	-	202,894	-	20,803	-
Treasury Bonds/Notes	1,162,703	-	-	-	-	-
Forward Contracts and Others	169,401,317	473,249	90,910,841	1,055,456	47,823,561	(720,823)
Purchased Commitment	79,970,842	426,991	38,666,269	1,303,561	23,506,096	647,376
Currencies	79,969,759	426,986	38,095,625	1,250,706	21,525,220	618,007
Others	1,083	5	570,644	52,855	1,980,876	29,369
Sold Commitment	89,430,475	46,258	52,244,572	(248,105)	24,317,465	(1,368,199)
Currencies	89,426,698	46,170	51,958,529	(252,160)	22,096,104	(1,364,617)
Others	3,777	88	286,043	4,055	2,221,361	(3,582)

(1) Accrued notional.

(2) Includes options of index, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P index.

(4) The balances of Swaps are disclosed netting the receivables and payables differentials per indexes. If the net balance is positive it is being disclosed on the asset side and if is negative on the liability side.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

a.2) Derivatives Financial Instruments by Counterparty

Notional				2019
		Related	Financial
	Customers	Parties	Institutions (1)	Total
"Swap"	66,976,262	38,784,704	176,403,223	282,164,189
Options	17,041,979	154,903	1,429,326,073	1,446,522,955
Futures Contracts	1,430,470	-	432,442,712	433,873,182
Forward Contracts and Others	47,199,547	118,612,607	3,589,163	169,401,317

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2018
		Related	Financial
	Customers	Parties	Institutions (1)	Total
"Swap"	34,296,821	32,669,900	110,267,148	177,233,869
Options	14,636,017	1,086,323	319,350,740	335,073,080
Futures Contracts	-	-	289,508,200	289,508,200
Forward Contracts and Others	39,024,978	48,641,894	3,243,969	90,910,841

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2017
		Related	Financial
	Customers	Parties	Institutions (1)	Total
"Swap"	32,912,721	19,599,395	149,569,098	202,081,214
Options	11,263,513	1,240,309	177,557,787	190,061,609
Futures Contracts	-	-	161,725,596	161,725,596
Forward Contracts and Others	25,470,287	18,816,991	3,536,283	47,823,561

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2019
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
"Swap"	58,298,876	106,268,113	117,597,200	282,164,189
Options	681,033,183	646,187,139	119,302,640	1,446,522,962
Futures Contracts	140,882,437	179,337,860	113,652,884	433,873,181
Forward Contracts and Others	91,779,011	50,070,366	27,551,940	169,401,317

Notional				2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
"Swap"	12,347,864	70,975,477	177,233,869	260,557,210
Options	63,376,042	220,982,952	335,073,080	619,432,074
Futures Contracts	67,578,078	62,708,213	159,221,909	289,508,200
Forward Contracts and Others	31,255,384	19,469,147	40,186,310	90,910,841

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Notional				2017
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
"Swap"	20,705,247	51,021,102	130,354,865	202,081,214
Options	46,139,545	89,403,700	54,518,364	190,061,609
Futures Contracts	65,489,476	55,490,159	40,745,961	161,725,596
Forward Contracts and Others	25,015,557	14,250,495	8,557,509	47,823,561

a.4) Derivatives by Market Trading

Notional	Stock	Over the	2019
	Exchange (1)	Counter	Total
"Swap"	150,179,790	131,984,399	282,164,189
Options	1,423,788,845	22,734,117	1,446,522,962
Futures Contracts	433,873,181	-	433,873,181
Forward Contracts and Others	42,651,980	126,749,337	169,401,317

(1) Includes trades with B3 S.A.

Notional	Stock	Over the	2018
	Exchange (1)	Counter	Total
"Swap"	39,880,578	137,353,291	177,233,869
Options	307,644,530	27,428,550	335,073,080
Futures Contracts	289,508,200	-	289,508,200
Forward Contracts and Others	323,413	90,587,428	90,910,841

(1) Includes trades with B3 S.A.

Notional	Stock	Over the	2017
	Exchange (1)	Counter	Total
"Swap"	67,112,505	134,968,709	202,081,214
Options	172,144,700	17,916,909	190,061,609
Futures Contracts	161,725,596	-	161,725,596
Forward Contracts and Others	395,212	47,428,349	47,823,561

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

		2019		2018

	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap
Credit Swaps	2,435,880	-	1,959,128	416,541
Total	2,435,880	-	1,959,128	416,541

(*) In 2017, there was no CDS operations that the Bank was into.

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$602.

The effect in the Required Stockholder’s Equity of the risk received was R$3.286.

During the period, there was no occurrence of credit event related to the events generated by the contracts.

		2019		2018
	Over		Over
Maximum Potential for Future Payments – Gross	12 Months	Total	12 Months	Total
Per Instrument
CDS	2,435,880	2,435,880	1,959,128	1,959,128
Total	2,435,880	2,435,880	1,959,128	1,959,128
Per Risk Classification
Below Investment Grade	2,435,880	2,435,880	1,959,128	1,959,128
Total	2,435,880	2,435,880	1,959,128	1,959,128
Per Reference Entity
Brazilian Government	2,435,880	2,435,880	1,959,128	1,959,128
Total	2,435,880	2,435,880	1,959,128	1,959,128

a.6) Hedge Accounting

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

Fair Value Hedge

Banco Santander’s fair value hedging strategy consists of hedging the exposure to changes in fair value related to recognized assets and liabilities

The fair value strategy adopted by management segregates transactions by risk factor (e.g. Real/Dollar foreign exchange risk, fixed Reais interest rate risk, Dollar foreign exchange coupon risk, inflation risk, interest rate risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with internal pre-established limits.

In order to hedge the changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed (pre defined interest rate at inception) assets and liabilities.

Banco Santander applies fair value hedge as follows:

•  Designates Foreign Currency + Coupon versus %CDI and Pre - Real Interest Rate or contracts dollar futures (DOL, DDI/DI) as derivatives instruments in Hedge Accounting structures, with foreign currency loan operations being the object of such transactions.

• The Bank has a portfolio of credit assets denominated in US dollars at the fixed rate in the balance sheet of Santander EFC, whose operations are recorded in Euro. As a way of managing this mismatch, the Bank designates each Euro Floating Foreign Currency swap versus Fixed Dollar as the market risk hedge of the corresponding loan.

• The Bank has a portfolio of assets indexed to the Euro and traded at offshore branches. In the transaction, the value of the asset in Euro will be converted to the Dollar by the rate of the exchange contract of the transaction. As from the conversion, the principal amount of the funding, already expressed in US dollars, will be adjusted by a floating or fixed rate. The assets will be covered with Swap Cross Currency in order to cross the risk in Euro for LIBOR + Coupon.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

• The Bank has a pre-fixed interest rate risk generated by government securities (NTN-F and LTN) in the Financial Assets portfolio measured through Other Comprehensive Income. To manage this mismatch, the entity contracts DI futures on the Stock Exchange and designates them as a derivative instrument in a hedge accounting framework.

• The Bank has a risk to the IPCA (Broad pricing to consumers index) generated by debentures in the portfolio of securities available for sale. To manage this mismatch, it contracts IPCA (DAP) futures on the Stock Exchange and designates them as a derivative instrument in a Hedge Accounting structure.

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

To assess the effectiveness and measure the ineffectiveness of the strategies, the Bank follows IAS 39, which requires that the effectiveness test be performed at the beginning (prospective test) of the hedge structure, and repeated periodically (prospective and retrospective test) to demonstrate that the hedge relationship remains effective.

a) Prospective test: according to the standard, the prospective test must be done on the start date (inception) and quarterly to demonstrate that the expectation regarding the effectiveness of the hedge relationship is high.

a.1) The initial prospective test (at inception): it is restricted to a qualitative review of the critical terms and conditions of the instrument and the hedged object, to a conclusion that changes in the market value of both instruments are expected to completely cancel each other out.

a.2) The prospective periodic test: the sensitivity of the present value of the hedged object and the hedging instrument to a parallel variation of 10 Basis Points in the interest rate curve will be computed periodically. For the purposes of effectiveness, the ratio of the two sensitivities must be between 80% and 125%.

b) Retrospective test: the retrospective effectiveness test will be conducted by comparing the market to market (mtm) variation of the hedge instrument from the beginning date with the variation of the hedge object's mtm from the beginning.

In fair value hedges, gains or losses, both on hedge instruments and on hedged items (attributable to the type of risk being protected) are recognized directly in the consolidated income statement.

		2019		2018		2017
Hedge Structure	Accumulated Effective Portion	Ineffective Portion	Accumulated Effective Portion	Ineffective Portion	Accumulated Effective Portion	Ineffective Portion
Fair Value Hedge
Government Bonds (LTN, NTN-F)	(2,853,807)	-	(1,381,156)	-	(388,446)	-
Eurobonds	-	-	-	-	-	-
LEA Government Bonds	(61,761)	-	(191,472)	-	(1,200)	-
Resolution 2,770	(94)	-	689	-	304	-
Trade Finance Off	(4,015)	-	(58,020)	-	(57,386)	-
Total	(2,919,677)	-	(1,629,959)	-	(446,728)	-

						12/31/2019
			Hedge Instruments			Hedge Objects
	Accrued	Adjustment to	Accounting	Accrued	Adjustment to	Accounting
Strategies	Cost	Market Value	Value	Cost	Market Value	Value
Swap Contracts	3,249,742	101,264	3,351,005	3,555,326	662,773	4,218,099
Credit Operations Hedge	1,118,210	28,993	1,147,202	1,423,809	63,231	1,487,040
Hedge of Securities	2,131,532	72,271	2,203,802	2,131,517	599,542	2,731,059
Future Contracts	789,631	-	789,631	45,427,125	3,000,490	48,427,614
Hedge of Securities	789,631	-	789,631	45,427,125	3,000,490	48,427,614

						12/31/2018
			Hedge Instruments			Hedge Objects
	Accrued	Adjustment to	Accounting	Accrued	Adjustment to	Accounting
Strategies	Cost	Market Value	Value	Cost	Market Value	Value
Swap Contracts	3,908,082	140,447	4,048,529	3,921,249	65,014	3,986,263
Credit Operations Hedge	1,152,249	115,180	1,267,429	1,166,387	50,668	1,217,055
Hedge of Securities	2,755,833	25,267	2,781,100	2,754,862	14,346	2,769,208
Future Contracts	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730
Hedge of Securities	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

						12/31/2017
			Hedge Instruments			Hedge Objects
	Accrued	Adjustment to	Accounting	Accrued	Adjustment to	Accounting
Strategies	Cost	Market Value	Value	Cost	Market Value	Value
Swap Contracts	3,027,723	108,626	3,136,349	3,049,206	77,623	3,126,829
Credit Operations Hedge	1,286,522	109,604	1,396,126	1,302,830	79,496	1,382,326
Hedge of Securities	1,741,201	(978)	1,740,223	1,746,376	(1,873)	1,744,503
Future Contracts	22,206,615	-	22,206,615	24,415,397	364,434	24,779,831
Hedge of Securities	22,206,615	-	22,206,615	24,415,397	364,434	24,779,831

(*) The Bank has market risk hedge strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive edge of the respective instruments. For structures whose instruments are futures, we show the balance of the calculated daily adjustment, recorded in a clearing account.

a.6.I) Cash Flow Hedge

The Bank's cash flow hedge strategies consist of hedging exposure to changes in cash flows, interest payments and exchange rate exposure, which are attributable to changes in interest rates on recognized assets and liabilities and changes exchange rates for unrecognized assets and liabilities.

The Bank applies the cash flow hedge as follows:

• Enters into fixed-rate asset swaps and foreign currency liabilities and designates them as a hedging instrument in a Cash Flow Hedge structure, with the object of foreign currency loan operations negotiated with third parties through offshore agencies and securities Brazilian foreign debt held to maturity.

• It contracts Dollar futures or DDI + DI futures (Synthetic Dollar Futures) and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in securities portfolio available for sale.

• The Bank has a post-fixed interest rate risk (varies according to an index) arising from the treasury bills of credit classified as available for sale, which present expected cash flows subject to Selic variations over their duration. To manage these fluctuations, the Bank contracts DI futures and designates them as a protection instrument in a Cash Flow Hedge structure.

• Banco RCI Brasil SA has hedge operations whose purpose is to raise funds with bills of exchange (LF), bills of exchange (LC) and certificates of interbank deposits (CDI) indexed to CDI and uses interest rate swaps to make pre-fixed funding and predicting future cash flows.

To assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows IAS 39, which indicates that the effectiveness test must be carried out in the design / start of the hedge structure (prospective test) and repeated periodically (prospective and retrospective test) for demonstrate that the expectation of the hedge relationship remains effective (between 80 and 125%).

In this hedge strategy, the effectiveness tests (prospective / retrospective) are conducted by comparing two proxies, one for the hedged object and the other for the instrument.

a) Prospective Test: according to the regulations, the prospective test must be performed on the start date and quarterly to demonstrate that the expectation regarding the effectiveness of the hedge relationship is high, however the tests are carried out monthly for proactive monitoring and more efficient projections, in addition to better maintenance of testing-related routines.

a.1) Periodic Prospective Test: Market Risk makes the projections of three scenarios for the tests, being: 1st 10bps on the curve; 2nd 50bps on the curve and 3rd 100bps on the curve. Using the validated estimates, prospective tests are performed by valuing the two variable legs of the transaction to market.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the start date of each new strategy.

b) Retrospective test: it must be performed monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented above. Any ineffectiveness is recognized in the income statement.

The Ineffective portion is recognized through the prospective hedge test.

Effectiveness should be between 80% and 125%.

In cash flow hedges, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption “Other comprehensive income - cash flow hedges” (Note 26) until the anticipated transactions occur, when this portion is recognized in the consolidated income statement, except if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The non-effective portion of the variation in the value of foreign exchange hedge derivatives and the ineffective portion of the gains and losses on cash flow hedge instruments in an operation abroad is recognized directly in “Gains (losses) on financial assets and liabilities (net)” in the income statements.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

		2019		2018		2017
Hedge Structure	Accumulated Effective Portion	Ineffective Portion	Accumulated Effective Portion	Ineffective Portion	Accumulated Effective Portion	Ineffective Portion
Cash Flow Hedge
Eurobonds	(6,074)	-	(8,925)	-	(25,576)	-
Trade Finance Off	139,852	-	(16,453)	(3,981)	(94,896)	9,267
Government Bonds (LFT)	503,665	-	331,922	-	129,995	-
Bancary Deposit Receipt - CDB	-	-	1,225	-	129,995	-
Total	637,443	-	307,769	(3,981)	139,518	9,267

				12/31/2019

			Hedge Instruments	Hedge Object
	Accrued	Adjustment to	Market	Accrued
Strategies	Cost	Market Value	Value	Cost
Swap Contracts	1,361,658	35,110	1,396,768	1,324,685
Credit Operations Hedge	435,872	(3,494)	432,378	399,831
Hedge of Securities	925,786	38,604	964,390	924,854
Future Contracts	54,460,972	-	54,460,972	7,726,566
Credit Operations Hedge (1)	50,975,253	-	50,975,253	4,506,878
Hedge of Securities	3,485,719	-	3,485,719	3,219,688

				12/31/2018

			Hedge Instruments	Hedge Object
	Accrued	Adjustment to	Market	Accrued
Strategies	Cost	Market Value	Value	Cost
Swap Contracts	2,227,004	(24,206)	2,202,798	2,423,678
Credit Operations Hedge	1,032,283	68,730	1,101,012	1,198,921
Hedge of Securities	1,194,721	(92,936)	1,101,786	1,224,757
Future Contracts	44,541,939	-	44,541,939	17,224,115
Credit Operations Hedge (1)	44,000,952	-	44,000,952	16,910,915
Hedge of Securities	540,987	-	540,987	313,200

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a memorandum account.

(1) Updated value of the instruments on December 31, 2019 is R$8,425,386 (12/31/2018 - R$16,738,641).

In Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$11,063 (12/31/2018 - R$19,523) and is recorded in equity, reduced tax effects, of which R$6,327 will be realized against revenue in the next twelve months.

a.7) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 S.A. with its own and third party derivative financial instruments is composed of federal public securities.

	2019	2018	2017

Financial Treasury Letters – LFT	5,342,992	7,552,926	708,960
National Treasury Letters – LTN	1,086,556	3,392,886	4,371,286
National Treasury Notes – NTN	660,918	873,134	1,193,315
Total	7,090,466	11,818,946	6,273,561

b) Short Positions

As of December 31, 2019, the balance of short positions totaled R$23,501,417 (2018 - R$32,695,677 and 2017 - R$32,808,392) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased under commitments for resale or borrowed.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

9.	Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2019	2018	2017

Classification:
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	619,180	-
Loans and Receivables	-	-	272,420,157
Financial Assets Measured At Amortized Cost	326,699,480	301,072,207	-
Of which:
Loans and receivables at amortized cost	347,256,660	321,314,010	287,829,213
Impairment losses	(20,557,180)	(20,241,803)	(15,409,056)
Loans and advances to customers, net	326,699,480	301,691,387	272,420,157
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

Thousand of reais	2019	2018	2017

Type:
Loans operations (1)	329,910,319	308,364,517	272,561,017
Lease Portfolio	2,111,842	1,836,504	1,888,444
Repurchase agreements	10,500	509,147	403,415
Other receivables (2)	15,223,999	11,223,022	12,976,337
Total	347,256,660	321,933,190	287,829,213

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

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to clients, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousand of reais	2019	2018	2017
Loan borrower sector:
Commercial, and industrial	145,387,439	146,293,616	140,619,110
Real estate - construction	39,720,713	36,515,352	34,808,681
Installment loans to individuals	160,036,668	137,287,593	110,512,978
Lease financing	2,111,840	1,836,629	1,888,444
Total	347,256,660	321,933,190	287,829,213

Thousand of reais	2019	2018	2017
Interest rate formula:
Fixed interest rate	258,760,620	240,772,724	202,592,491
Floating rate	88,496,040	81,160,466	85,236,722
Total	347,256,660	321,933,190	287,829,213

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

2019
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	102,083,249	54.83%	39,408,727	33.44%	3,895,463	9.01%	145,387,439	41.87%
Real estate	3,633,231	1.95%	8,145,568	6.91%	27,941,913	64.65%	39,720,713	11.44%
Installment loans to individuals	79,624,744	42.76%	69,034,596	58.58%	11,377,328	26.33%	160,036,668	46.09%
Lease financing	855,624	0.46%	1,252,673	1.06%	3,543	0.01%	2,111,840	0.61%
Loans and advances to customers, gross	186,196,848	100.00%	117,841,564	100.00%	43,218,247	100.00%	347,256,660	100.00%

2018
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	109,802,828	58.92%	32,538,999	32.77%	3,951,789	10.90%	146,293,616	45.44%
Real estate	4,298,925	2.31%	7,964,308	8.02%	24,252,119	66.90%	36,515,352	11.34%
Installment loans to individuals	71,433,099	38.33%	57,808,600	58.21%	8,045,894	22.20%	137,287,593	42.64%
Lease financing	838,659	0.45%	997,644	1.00%	326	0.00%	1,836,629	0.57%
Loans and advances to customers, gross	186,373,511	100.00%	99,309,551	100.00%	36,250,128	100.00%	321,933,190	100.00%

2017
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total
Commercial and industrial	103,377,571	61.65%	31,262,492	37.90%	5,979,047	19.25%	140,619,110	48.85%
Real estate	7,791,753	5.35%	10,970,004	13.29%	16,046,924	51.65%	34,808,681	12.09%
Installment loans to individuals	62,078,225	32.29%	39,393,699	47.74%	9,041,054	29.10%	110,512,978	38.40%
Lease financing	1,000,418	0.71%	886,833	1.07%	1,193	0.00%	1,888,444	0.66%
Loans and advances to customers, gross	174,247,967	100.00%	82,513,028	100.00%	31,068,218	100.00%	287,829,213	100.00%

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2019	2018	2017

Maturity
Less than 1 year	186,196,849	186,373,511	174,247,968
Between 1 and 5 years	117,841,564	99,309,551	82,513,030
More than 5 years	43,218,247	36,250,128	31,068,215
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

Internal risk classification
Low	257,133,115	240,440,294	226,098,497
Medium-low	56,549,196	50,485,682	33,635,378
Medium	11,754,806	11,967,262	10,423,293
Medium - high	8,512,386	7,722,198	8,215,024
High	3,307,156	11,317,754	9,457,021
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

c) Impairment losses

The following tables show the reconciliation of the initial and final balances of the provision for losses by category of financial instrument. The terms of credit losses expected in 12 months, credit losses expected during the maturity and impairment losses are explained in the note on accounting practices. The comparative values referring to 01/01/2018 represent the provision for losses of credit on 12/31/2017 after the initial adoption adjustments of IFRS 9 (note 1)

The variations in the provisions for losses due to non-recovery in the balances of the item “Financial assets measured at amortized cost” are as follows:

Thousand of reais				2019
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a maturity not subject to impairment	Expected credit losses during the maturity subject to impairment	Total

Balance at beginning of year	3,917,278	3,779,119	15,272,918	22,969,315
Impairment losses charged to income for the year	1,549,095	365,191	12,447,096	14,361,382
Transfers between stages	(1,386,769)	(784,480)	9,478,698	7,307,449
Movement of the period	2,935,864	1,149,671	2,968,398	7,053,934
Of which:
Commercial and industrial	(463,647)	(77,270)	2,917,827	2,376,910
Real estate - construction	(44,548)	29,206	110,299	94,957
Installment loans to individuals	2,060,043	415,895	9,390,537	11,866,475
Lease financing	(2,753)	(2,640)	28,433	23,040
Variation by Stage	(1,107,772)	(850,621)	1,958,393	-
Write-off of impaired balances against recorded impairment allowance	-	-	(14,704,948)	(14,704,948)
Of which:
Commercial and industrial	-	-	(5,713,369)	(5,713,369)
Real estate - construction	-	-	(108,294)	(108,294)
Installment loans to individuals	-	-	(8,834,391)	(8,834,391)
Lease financing	-	-	(48,893)	(48,893)

Balance at end of year	4,358,601	3,293,690	14,973,459	22,625,750
Of which:
Loans and advances to customers	4,291,734	3,282,252	12,983,194	20,557,180
Loans and amounts due from credit institutions (Note 5)	13,543	-	-	13,543
Provision for Debt Instruments (Note 6)	53,324	11,438	1,990,265	2,055,027
				-
Recoveries of loans previously charged off	-	-	991,476	991,476
Of which:
Commercial and industrial	-	-	519,594	519,594
Real estate - construction	-	-	46,639	46,639
Installment loans to individuals	-	-	417,477	417,477
Lease financing	-	-	7,767	7,767

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2018
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a maturity not subject to impairment	Expected credit losses during the maturity subject to impairment	Total

Balance at beginning of year	3,833,553	3,767,490	13,122,019	20,723,062
Impairment losses charged to income for the year	83,725	389,100	13,067,280	13,540,105
Transfers between stages	(1,096,539)	(273,048)	4,502,795	3,133,208
Movement of the period	1,180,264	662,148	8,564,485	10,406,897
Of which:
Commercial and industrial	(311,546)	(161,669)	4,093,507	3,620,292
Real estate - construction	(10,173)	(28,581)	231,655	192,901
Installment loans to individuals	406,011	581,068	8,721,164	9,708,243
Lease financing	(567)	(1,718)	20,954	18,669
Write-off of impaired balances against recorded impairment allowance	-	(377,471)	(10,916,381)	(11,293,852)
Of which:
Commercial and industrial	-	(132,770)	(3,848,644)	(3,981,414)
Real estate - construction	-	(877)	(189,783)	(190,660)
Installment loans to individuals	-	(243,824)	(6,855,729)	(7,099,553)
Lease financing	-	-	(22,225)	(22,225)

Balance at end of year	3,917,278	3,779,119	15,272,918	22,969,315
Of which:
Loans and advances to customers	3,831,812	3,727,264	12,682,727	20,241,803
Loans and amounts due from credit institutions (Note 5)	-	13,561	-	13,561
Provision for Debt Instruments (Note 6)	85,465	38,296	2,590,190	2,713,951
				-
Recoveries of loans previously charged off	-	-	826,573	826,573
Of which:
Commercial and industrial	-	-	345,085	345,085
Real estate - construction	-	-	103,433	103,433
Installment loans to individuals	-	-	369,557	369,557
Lease financing	-	-	8,498	8,498

Thousand of reais	2017
Balance at beginning of year	18,191,126
Impairment losses charged to income for the year	13,492,072
Of which:
Commercial and industrial	5,499,018
Real estate - construction	471,366
Installment loans to individuals	7,460,458
Lease financing	61,230
Write-off of impaired balances against recorded impairment allowance	(13,421,560)
Of which:
Commercial and industrial	(5,715,903)
Real estate - construction	(341,804)
Installment loans to individuals	(7,312,310)
Lease financing	(51,543)
Balance at end of year	18,261,638
Of which:
Loans and advances to customers	15,409,056
Loans and amounts due from credit institutions (Note 5)	69,015
Provision for Debt Instruments (Note 6)	2,783,567

Recoveries of loans previously charged off	1,153,931
Of which:
Commercial and industrial	412,514
Real estate - construction	209,940
Installment loans to individuals	521,589
Lease financing	9,888

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted on December 31, 2019

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

R$13,369,905 (2018 - R$12,713,532 and 2017 - R$12,338,141).

The balances of the provision for losses due to non-recovery by debtor sector are as follows:

Thousand of reais	2019	2018	2017

Commercial and industrial	7,455,243	10,791,702	10,338,225
Real estate - Construction	344,782	358,119	493,422
Installment loans to individuals	14,800,208	11,768,124	7,373,969
Lease financing	25,517	51,370	56,022
Total	22,625,750	22,969,315	18,261,638

d) Impaired assets

The details of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to clients” (as defined at Note 1.i) and considered to be impaired due to credit risk are as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year on 01/01/2018 previously to the initial adoption IFRS 9)	22,425,801	19,144,995	18,887,132
IFRS9 initial adoption effects	-	702,992	-
Balance at beginning of year on 01/01/2018 after the initial adoption IFRS 9)	22,425,801	19,847,987	18,887,132
Net additions	16,000,733	13,871,666	13,679,423
Written-off assets	(15,000,458)	(11,293,852)	(13,421,560)
Balance at end of year	23,426,076	22,425,801	19,144,995

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousand of reais	2019	2018	2017

With no Past-Due Balances or Less than 3 Months Past Due	11,729,920	12,000,867	10,844,831
With Balances Past Due by
3 to 6 Months	3,961,042	3,473,591	4,123,796
6 to 12 Months	5,721,762	4,929,099	3,791,805
12 to 18 Months	985,476	1,144,035	271,965
18 to 24 Months	523,441	325,701	20,825
More than 24 Months	504,435	552,508	91,773
Total	23,426,076	22,425,801	19,144,995

Debt Sector
Commercial and industrial	10,072,655	11,832,302	11,993,953
Real estate - Construction	826,863	1,035,352	781,886
Installment loans to individuals	12,497,179	9,499,148	6,304,134
Lease financing	29,379	58,999	65,022
Total	23,426,076	22,425,801	19,144,995

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2019	% of total loans past due for less than 90 days	2018	% of total loans past due for less than 90 days	2017	% of total loans past due for less than 90 days

Commercial and industrial	3,517,086	15.42%	4,424,143	19.77%	3,559,349	19.90%
Real estate - Construction	5,781,977	25.35%	4,527,432	20.23%	4,879,563	27.29%
Installment loans to individuals	13,489,513	59.13%	13,255,646	59.24%	9,266,366	51.82%
Financial Leasing	24,325	0.11%	167,741	0.75%	176,528	0.99%
Total (1)	22,812,900	100.00%	22,374,962	100.00%	17,881,806	100.00%

f) Lease at present value

As at December 31, 2019, 2018 and 2017 there were no leasing agreements or commitments that are considered individually relevant

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2019	2018	2017

Overdue	3,233	4,817	11,412
Due to:
Up to 1 year	978,748	975,183	1,057,023
From 1 to 5 years	1,442,244	1,160,986	1,101,104
Over 5 years	4,014	1,071	2,177
Total	2,428,239	2,142,057	2,171,716

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2019, the amount recorded on “Loans and advances to clients” related to loan portfolio assigned is R$76,028 (2018 - R$122,271 and 2017 - R$431,397) and R$75,500 (2018 - R$126,906 and 2017 - R$428,248) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer” (Note 21).

The assignment operation was carried out with a co-obligation clause, with compulsory repurchase in the following situations:

- defaulted contracts for a period of more than 90 consecutive days;

- contracts subject to renegotiation;

- contracts subject to portability, pursuant to Resolution 3,401 of the National Monetary Council (CMN);

- contracts subject to intervention.

10.	Non-current assets held for sale

At December 31, 2019, 2018 and 2017, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	1,598,367	1,507,548	1,418,308
Loan repayments - repossession of assets	735,864	785,139	524,497
Capital Increase in Companies held for sale (1)	55,245	-	-
Additions / disposals (net) due to change in the scope of consolidation (2)	-	(130,713)	-
Sales	(808,980)	(563,607)	(434,553)
Others	-	-	(704)
Final balance, gross	1,580,496	1,598,367	1,507,548
Impairment losses (3)	(255,161)	(218,136)	(352,092)
Impairment as a percentage of foreclosed assets	16.14%	13.65%	23.37%
Balance at end of year	1,325,335	1,380,231	1,155,456
(1)	On September 20, 2019, Santander Holding Imobiliária completed the acquisition of the company Summer Empreendimentos Ltda. (“Summer”), whose main asset is a branch located on Avenida Faria Lima in the city of São Paulo, for the amount of R$ 45,245. At the conclusion of the

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

transaction, a structured plan for the sale of this company to a third party was formalized in the short term. In December 2019, Santander Holding Imobiliária carried out a capital increase in Summer in the amount of R$ 10,000.

(2)	On June 30, 2018, Banco Santander management reevaluated its strategy on investing in Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA), a company that owns Teatro Santander, and decided to transfer the non-assets item -currents held for sale for investments in associates and controlled companies (Note 11).

(3)	In 2019, it includes the amount of R$ 251,945 (2018 – R$159,120, 2017 – R$271,670) of provisions for devaluations on properties and R$ 3,216 (2018 – R$59,015) of provisions for devaluations on vehicles, constituted based on appraisal reports prepared by a specialized external consultancy, recorded as a provision for losses due to non-recovery – Impairment.

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

a) Breakdown

Participation %
Jointly Controlled by Banco Santander	Activity	Country	2019	2018	2017
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	50.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização(1)(4)	Securitization	Brazil	0.00%	9.72%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(4)(6)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (2)	Credit Bureau	Brazil	20.00%	20.00%	20.00%
Campo Grande Empreendimentos (10)	Other Activities	Brazil	25.32%	25.32%	25.32%
Banco Hyundai Capital Brasil S.A. (11)	Bank	Brazil	50.00%	50.00%	0.00%
Santander Auto S.A. (12)	Other Activities	Brazil	50.00%	50.00%	0.00%
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)
Webmotors S.A. (7)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	19.81%	19.81%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (8)(9)	Insurance Broker	Brazil	50.00%	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	21.75%	21.75%	21.75%

Investments
	2019	2018	2017
Jointly Controlled by Banco Santander	595,230	613,366	495,264
Banco RCI Brasil S.A.	509,890	458,292	427,801
Norchem Participações e Consultoria S.A.	21,078	26,105	25,550
Cibrasec - Companhia Brasileira de Securitização	-	7,298	7,438
Estruturadora Brasileira de Projetos S.A. - EBP	3,889	3,690	4,707
Gestora de Inteligência de Crédito	47,744	59,098	29,513
Campo Grande Empreendimentos	255	255	255
Banco Hyundai Capital Brasil S.A. (anteriormente denomina da BHJV Assessoria e Consultoria Empresarial Ltda.)	-	51,073	-
Santander Auto S.A.	12,374	7,555	-

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	454,280	419,016	350,440
Webmotors S.A.	296,216	273,721	197,930
Tecnologia Bancária S.A. - TECBAN	156,589	144,090	151,019
Hyundai Corretora de Seguros	934	-	-
PSA Corretora de Seguros e Serviços Ltda.	541	1,205	1,491

Significant Influence of Banco Santander	21,252	20,933	20,860
Norchem Holding e Negócios S.A.	21,252	20,933	20,860
Total	1,070,762	1,053,315	866,564

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

		Results of Investments
	2019	2018	2017
Jointly Controlled by Banco Santander	92,976	41,212	39,904
Banco RCI Brasil S.A.	105,250	46,244	44,384
Norchem Participações e Consultoria S.A.	975	1,120	1,333
Cibrasec - Companhia Brasileira de Securitização	75	193	389
Estruturadora Brasileira de Projetos S.A. - EBP	199	(1,017)	(1,560)
Gestora de Inteligência de Crédito	(11,354)	(6,466)	(4,642)
Banco Hyundai Capital Brasil S.A. (anteriormente denomina da BHJV Assessoria e Consultoria Empresarial Ltda.)	-	1,083	-
Santander Auto S.A.	(2,169)	55	-

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	55,936	24,161	30,430
Webmotors S.A.	42,848	30,626	21,290
Tecnologia Bancária S.A. - TECBAN	12,498	(6,929)	8,307
Hyundai Corretora de Seguros	(66)	-	-
PSA Corretora de Seguros e Serviços Ltda.	656	464	833

Significant Influence of Banco Santander	576	585	1,217
Norchem Holding e Negócios S.A.	576	585	1,217
Total	149,488	65,958	71,551

			2019
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	14,121,618	12,502,780	206,482
Banco RCI Brasil S.A.	13,452,716	12,174,504	263,851
Norchem Participações e Consultoria S.A.	69,865	27,709	1,949
Estruturadora Brasileira de Projetos S.A. - EBP	35,314	311	1,790
Gestora de Inteligência de Crédito	527,362	288,643	(56,769)
Santander Auto S.A.	36,361	11,613	(4,339)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,873,140	1,628,364	125,439
Webmotors S.A.	484,454	60,734	61,212
Tecnologia Bancária S.A. - TECBAN	2,382,907	1,564,801	63,046
Hyundai Corretora de Seguros Ltda.	1,909	41	(132)
PSA Corretora de Seguros e Serviços Ltda.	3,870	2,788	1,313

Significant Influence of Banco Santander	126,937	29,226	2,650
Norchem Holding e Negócios S.A.	126,937	29,226	2,650
Total	17,121,695	14,160,370	334,571

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

			2018
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	10,500,055	8,755,688	80,954
Banco RCI Brasil S.A.	9,849,508	8,679,715	115,928
Norchem Participações e Consultoria S.A.	79,633	27,423	2,240
Cibrasec - Companhia Brasileira de Securitização	80,300	3,893	1,989
Estruturadora Brasileira de Projetos S.A. - EBP	33,389	176	(9,151)
Gestora de Inteligência de Crédito	338,382	42,894	(32,328)
Banco Hyundai Capital Brasil S.A. (anteriormente denomina da BHJV Assessoria e Consultoria Empresarial Ltda.)	103,703	1,557	2,166
Santander Auto S.A.	15,140	30	110

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,463,262	1,573,082	9,703
Webmotors S.A.	221,313	60,905	43,751
Tecnologia Bancária S.A. - TECBAN	2,238,156	1,510,794	(34,976)
PSA Corretora de Seguros e Serviços Ltda.	3,793	1,383	928

Significant Influence of Banco Santander	123,959	27,714	2,690
Norchem Holding e Negócios S.A.	123,959	27,714	2,690
Total	13,087,276	10,356,484	93,347

			2017
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	9,432,738	8,043,604	43,866
Banco RCI Brasil S.A.	9,057,261	7,985,647	74,452
Norchem Participações e Consultoria S.A.	78,674	27,574	2,665
Cibrasec - Companhia Brasileira de Securitização	86,378	9,884	4,000
Estruturadora Brasileira de Projetos S.A. - EBP	42,627	264	(14,040)
Gestora de Inteligência de Crédito	167,798	20,235	(23,211)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	1,967,989	1,077,782	74,861
Webmotors S.A.	490,458	50,413	31,264
Tecnologia Bancária S.A. - TECBAN	1,472,774	1,025,593	41,932
PSA Corretora de Seguros e Serviços Ltda.	4,757	1,776	1,665

Significant Influence of Banco Santander	122,176	26,267	5,597
Norchem Holding e Negócios S.A.	122,176	26,267	5,597
Total	11,522,903	9,147,653	124,324

b) Changes

The changes in the balance of this item in the years ended December 31, 2019, 2018 and 2017 were:

	2019	2018	2017
Jointly Controlled by Banco Santander
Balance at beginning of year	1,032,382	845,704	969,097
Additions / disposals (net) due to change in the scope of consolidation	(51,073)	-	-
Additions /disposals (5)	746	119,557	34,154
Capital reduction	-	36,051	-
Share of results of entities accounted for using the equity method	148,912	65,373	70,334
Dividends proposed/received	(69,904)	(35,351)	(200,620)
Others	(11,553)	1,048	(27,261)
Balance at end of year	1,049,510	1,032,382	845,704

Significant Influence of Banco Santander
Balance at beginning of year	20,933	20,860	20,980
Share of results of entities accounted for using the equity method	576	585	1,217
Dividends proposed/received	(257)	(512)	(1,337)
Balance at end of year	21,252	20,933	20,860

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

(1) Companies with a delay of one month for the equity calculation. To register the equity income it was used on 12/31/2019 the position of 11/30/2019.

(2) Company incorporated in April 2017 and is in the pre-operational phase. Pursuant to the shareholders' agreement, control is shared between shareholders who hold 20% of their capital share each. At the Extraordinary General Meeting held on July 6, 2017, the capital increase of Gestora de Crédito was approved in the total amount of R$65,822, so that the capital share increased from R$1 to R$65,823, through the issue of 6,582,200 (six million, five hundred and eighty-two thousand and two hundred) new shares, of which 3,291,100 (three million, two hundred and ninety-one thousand and one hundred), 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class A and 1,316,440 (one million, three hundred and sixteen thousand, four hundred and forty) preferred shares Class B and 658,220 (six hundred and fifty eight thousand, two hundred and twenty) class C preferred shares, with no par value, at the issue price of R$10.00, corresponding to the equity value of the shares. The shares issued in the capital increase were fully subscribed on the same date by the shareholders in the proportion of 20% of their capital share each.

(3) In 2017 refers to the incorporation of Gestora de Inteligência de Crédito - partnership between Banco Santander and other banks from brazilian market (according to note 3).

(4) Although the participations was less than 20%, the Bank exercises jointly-control over the entity together with other major stockholders' through a stockholders' agreement where no business decision can be taken by a single stockholder.

(5) At the EGM held in October 5, 2017, it was approved the share capital increase of the Gestora de Crédito in the amount of R$285,205, that way its share capital increased from R$65,823 to R$351,028, through the issuance of 29,013,700 new shares, being 14,506,850 as ordinary shares, 5,802,740 preferred shares Class A, 5,802,740 preferred shares Class B, and 2,901,370 preferred shares Class C, without par value, at the issuance price of R$ 9,83 per share. It was also approved by unanimous decision the payment timetable of the new shares issuance made by the Management of Gestora de Crédito. That way, the share capital increase was fully subscribed at the same day by the shareholders in the proportion of 20% of each interest which were partially paid.

(6) According to its Bylaws, EBP was formed in order to carry out projects to contribute for the brazilian economic and social development for the period of 10 years. After the conclusion of the timetable set EPB closes its activities this year of 2018. The dissolution of its rights and liquidation were aproved in the EGM held on january 29, 2018.

(7) Although participation exceeds 50%, in accordance with the shareholders' agreement, the control is shared by Santander Corretora de Seguros (Current corporate name of Santander Participações S.A.), and Carsales.com. Investments PTY LTD (Carsales), shareholder based in Australia.

(8) Pursuant to the shareholders' agreement, the control is shared by Santander Corretora de Seguros (current corporate name of Santander Participações SA) and PSA Services LTD.

(9) In December 2017, according to the contractual change, the PSA Corretora de Seguros shareholders decided to increase its share capital in R$401, that way the share capital increased from R$ 500 to R$901, through the issuance of 400,532 new shares, which each new share has the value of R$1. The new shares issued were subscribed and paid at the same date, in local currency, according to the proportion of each shareholder equivalent to 50% to the company´s share capital, that is, 200.266 shares.
(10) Participation resulting from the credit recovery from the Banco Comercial and Investimentos Sudameris S.A. incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated into the Banco Santander (Brasil) S.A., one of the Company partner. The partners are conducting the procedures for extinction of the company, whose depends on the sale of a property. Once it has been sold, the liquidation of the company and each partner will receive its share of the equity.

(11) Company incorporated on December 13, 2018, upon transformation of BHJV Assessoria e Consultoria em Gestão Empresarial Ltda. Aymoré CFI, a wholly-owned subsidiary of Banco Santander, holds the company's operational control. (Note 3).

In 2019, based on the shareholders' agreement, it was concluded that Banco Santander has the control and, therefore, began to consolidate the Company.

(12) Insurance company incorporated on October 9, 2018, through transformation of the corporate vehicle L.G.J.S.P.E. Empreendimentos e Participações S.A., submitted to Susep to obtain authorization to operate. In accordance with the shareholders' agreement, the control is shared by Sancap and HDI Seguros S.A., (Note 3).

(*) The Bank does not have collateral with associates and joint ventures.

(**) The Bank does not have contingent liabilities with significant risk of loss as possible related to investments in affiliates with joint control and significant influence.

(***) As of December 31, 2019, 2018 and 2017, the balances of Assets, Liabilities and Profit refer to 100% of the company balance sheet. There is no balance for the caption "Other Comprehensive Income" in these companies, except for the RCI Bank which recorded R$57,139 (2018- R$30,357 and 2017 - R$40,671).

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2019, 2018 and 2017.

d) Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders' Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" www.webmotors.com.br (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Economic-Financial Conglomerate (Conglomerado Santander) and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders' Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controllers.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

		2019		2018		2017
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	12,052,008	241,919	9,849,508	221,313	9,057,261	490,458
Current liabilities	10,781,921	61,290	8,679,715	60,905	7,985,647	50,413
Cash and cash equivalents	489,400	1,667	37,115	1,034	47,782	1,989
Depreciation and amortization	(1,666)	(9,234)	(977)	(7,423)	(1,600)	16,353
Revenue	661,215	165,049	1,316,687	167,881	1,315,695	127,064
Interest income	1,401,154	5,079	1,290,703	4,134	1,294,119	7,178
Interest expense	(547,546)	-	(575,944)	-	(626,654)	-
Tax Income / (expense)	(83,455)	(26,863)	(147,266)	(16,013)	(122,544)	(12,568)
Current financial liabilities (excluding trade and other payables and provisions)	4,178,761	53,807	3,130,908	49,709	3,897,010	33,320
Non-current financial liabilities (excluding trade and other payables and provisions)	6,470,081	1,006	4,813,909	5,458	4,058,986	3,247

12.	Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2019, 2018 and 2017.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Right-of-use of Assets	Others	Total
Balance at December 31, 2016	2,711,193	3,367,015	7,858,881	-	3,759	13,940,848
Additions	-	382,571	723,835	-	-	1,106,406
Write-off	(52,102)	(180,036)	(31,053)	-	-	(263,191)
Transfers	(9,779)	718,666	(721,520)	-	-	(12,633)
Balance at December 31, 2017	2,649,312	4,288,216	7,830,143	-	3,759	14,771,430

Additions	2,534	450,857	942,358	-	381	1,396,130
Write-off	(18,230)	(162,497)	(199,877)	-	-	(380,604)
Change in the scope of consolidation	99,759	19,517	17,749	-	1,302	138,327
Transfers	45,663	32,232	640,758	-	(3,759)	714,894
Balance at December 31, 2018	2,779,038	4,628,325	9,231,131	-	1,683	16,640,177

Initial adoption IFRS 16	-	-	-	2,465,750	-	-
Additions	85,333	826,685	1,012,395	689,982	370	2,614,765
Cancellation of lease agreements	-	-	-	(72,951)		(72,951)
Write-off	(17,041)	(122,926)	(122,279)	-	-	(262,246)
Transfers	(7,160)	13,236	51,445	-	-	57,521
Balance at December 31, 2019	2,840,170	5,345,320	10,172,692	3,082,781	2,053	21,443,016

Accumulated depreciation	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Right-of-use of Assets	Others	Total
Balance at December 31, 2016	(594,210)	(2,509,099)	(4,172,234)	-	-	(7,275,543)
Additions	(81,910)	(499,542)	(609,515)	-	-	(1,190,967)
Write-off	37,136	154,471	22,196	-	-	213,803
Transfers	9,734	(437,527)	427,506	-	-	(287)
Balance at December 31, 2017	(629,250)	(3,291,697)	(4,332,047)	-	-	(8,252,994)

Additions	(82,714)	(485,607)	(649,557)	-	-	(1,217,878)
Write-off	8,816	140,332	109,447	-	-	258,595
Change in scope of consolidation	(5,602)	(1,448)	(7,136)	-	-	(14,186)
Transfers	(52,094)	(76,292)	(631,965)	-	-	(760,351)
Balance at December 31, 2018	(760,844)	(3,714,712)	(5,511,258)	-	-	(9,986,814)

Additions	(93,455)	(482,256)	(730,993)	(564,132)	-	(1,870,836)
Write-off	10,517	148,486	65,016	8,316	-	232,335
Transfers	15,091	10,272	(9,183)	-	-	16,180
Balance at December 31, 2019	(828,691)	(4,038,210)	(6,186,417)	(555,816)	-	(11,609,134)

Losses from non-recovery (impairment)
Balance at December 31, 2016	(13,031)	-	(5,841)	-	-	(18,872)
Impacts on results	9,784	-	1,047	-	-	10,831
Transfers	-	-	(512)	-	-	(512)
Balance at December 31, 2017	(3,247)	-	(5,306)	-	-	(8,553)

Impacts on results	(10,607)	-	(49,556)	-	-	(60,163)
Transfers	(5)	-	4,333	-	-	4,328
Balance at December 31, 2018	(13,859)	-	(50,529)	-	-	(64,388)

Impacts on results	(587)	-	13,050	-	-	12,463
Transfers	-	-	-	-	-	-
Balance at December 31, 2019	(14,446)	-	(37,479)	-	-	(51,925)

Carrying amount
Balance at December 31, 2017	2,016,815	996,519	3,492,790	-	3,759	6,509,883
Balance at December 31, 2018	2,004,335	913,613	3,669,344	-	1,683	6,588,975
Balance at December 31, 2019	1,997,033	1,307,110	3,948,796	2,526,965	2,053	9,781,957

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2019 the Bank has no contractual commitments for the acquisition of tangible assets (2018 - R$3.2 million and 2017 R$75.0 million).

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

The goodwill recorded is subject to impairment test (note 2.o.i) and has been allocated according to the operating segments (note 45).

Based on the assumptions described bellow, no impairment loss was recognized for goodwill at December 31, 2019, 2018 and 2017.

Thousand of reais	2019	2018	2017

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	13,050	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304	1,039,304
Return Capital Serviços de Recuperação de Créditos S.A. (Current Company name of Ipanema Empreendimentos e Participações S.A.)	24,346	27,630	28,120
Santander Brasil Tecnologia S.A.	16,382	16,382	-
Others	-	-	1,860
Total	28,375,004	28,378,288	28,364,256

	Commercial Banking
	2019	2018	2017
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual (1)	4.8%	5.1%	8.3%
Discount rate (2)	12.5%	13.6%	14.6%

(1) The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 17,78% (2018 - 19.33% and 2017 - 20.42%).

Thousand of reais	2019	2018	2017

Balance at beginning of the year	28,378,288	28,364,256	28,355,039
Additions (loss):
BW Guirapá (Note 3.c)	-	-	(22,320)
Banco PSA Finance Brasil S.A.	-	-	1,557
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	(3,284)	(490)	28,120
Produban Serviços de Informática S.A.	-	16,382	-
Others	-	(1,860)	1,860
Balance at end of the year	28,375,004	28,378,288	28,364,256

Goodwill is tested for impairment at the end of each year or whenever there is any indication of impairment. Over the twelve-month period ended December 31, 2019, there was no evidence of impairment that would have led to the need to update the test performed in 2018 before its regular performance.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment. Right-of-use of Assets

14.	Intangible assets - Other intangible assets

The details, by asset category, of the other intangible assets in the consolidated balance sheets are as follows:

Cost	IT developments	Other assets	Total
Balance at December 31, 2016	5,866,944	405,998	6,272,942
Additions	824,411	12,072	836,483
Write-off	(125,307)	(7,096)	(132,403)
Transfers	4,633	-	4,633
Balance at December 31, 2017	6,570,681	410,974	6,981,655

Additions	804,782	137	804,919
Write-off	(477,434)	(40)	(477,474)
Transfers	11,567	-	11,567
Additions by Acquisitions of Subsidiaries	590	-	590
Corporate Restructuring	87	-	87
Balance at December 31, 2018	6,910,273	411,071	7,321,344

Additions	1,290,686	15,757	1,306,443
Write-off	(2,544,403)	(130,622)	(2,675,025)
Transfers	(26,758)	(2,481)	(29,239)
Balance at December 31, 2019	5,629,798	293,725	5,923,523

Accumulated amortization
Balance at December 31, 2016	(3,120,982)		(277,155)	(3,398,137)
Additions	(449,709)		(21,571)	(471,280)
Write-off	854		5,500	6,354
Transfers	17,402		464	17,866
Balance at December 31, 2017	(3,552,435)		(292,762)	(3,845,197)

Additions	(504,009)		(19,246)	(523,255)
Write-off	25,242		-	25,242
Transfers	(1,000,893)		58	(1,000,835)
Additions by Acquisitions of Subsidiaries	(583)		-	(583)
Corporate Restructuring	(15)		-	(15)
Balance at December 31, 2018	(5,032,693)		(311,950)	(5,344,643)

Additions	(501,682)		(19,339)	(521,021)
Write-off	2,326,982		79,945	2,406,927
Transfers	(241,395)		(288)	(241,683)
Balance at December 31, 2019	(3,448,788)		(251,632)	(3,700,420)

Losses from non-recovery (Impairment) – IT	IT developments		Other assets	Total
Balance at December 31, 2016	(977,711)		(15,291)	(993,002)
Impact on net profit (1)	(306,110)		-	(306,110)
Write-off	441		-	441
Balance at December 31, 2017	(1,283,380)		(15,291)	(1,298,671)

Impact on net profit (1)	(300,865)	-	-	(300,865)
Transfers	1,263,535		-	1,263,535
Balance at December 31, 2018	(320,710)		(15,291)	(336,001)

Impact on net profit (1)	(103,924)		-	(103,924)
Write-off	422,315		15,291	437,606
Balance at December 31, 2019	(2,319)		-	(2,319)

Carrying amount
Balance at December 31, 2017	1,734,866		102,921	1,837,787
Balance at December 31, 2018	1,556,870		83,830	1,640,700
Balance at December 31, 2019	2,178,691		42,093	2,220,784

(1) It refers to impairment loss of assets in the acquisition and development of software. The loss in the acquisition and development of software was recorded due to obsolescence function and disruption of these systems.

The amortization expenses has been included in the heading “Depreciation and amortization” in the income statement.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

15.	Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2019	2018	2017

Contracts costs	1,926,536	1,674,187	1,679,305
Prepayments and accrued income	1,059,223	685,755	784,456
Contractual guarantees of former controlling stockholders (Note 23.c.5)	102,903	605,638	707,130
Actuarial asset (Note 22)	346,422	273,281	198,189
Other receivables (1)	1,626,253	1,561,606	1,209,190
Total	5,061,337	4,800,467	4,578,270

(1) Corresponds mainly to receivables from third parties.

16.	Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial liabilities at amortized cost	99,271,415	99,022,806	79,374,685
Total	99,271,415	99,022,806	79,374,685

Type:
Deposits on demand (1)	685,026	709,605	306,081
Time deposits (2)	56,602,470	47,227,456	52,739,163
Repurchase agreements	41,983,919	51,085,745	26,329,441
Of which:
Backed operations with Private Securities (3)	9,506,255	6,977,766	-
Backed operations with Government Securities	32,477,663	44,107,979	26,329,441
Total	99,271,415	99,022,806	79,374,685

(1) Non-interest bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

Thousand of reais	2019	2018	2017

Currency:
Reais	58,282,793	74,159,613	56,562,950
Euro	39,522	105,119	407,814
US dollar	40,949,100	24,758,074	22,156,054
Other currencies	-	-	247,867
Total	99,271,415	99,022,806	79,374,685

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

17.	Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial liabilities at amortized cost	336,514,597	304,197,800	276,042,141
Total	336,514,597	304,197,800	276,042,141

Type:
Demand deposits
Current accounts (1)	28,231,479	18,853,519	17,559,985
Savings accounts	49,039,857	46,068,346	40,572,369
Time deposits	200,739,544	190,982,541	146,817,650
Repurchase agréments	58,503,717	48,293,394	71,092,137
Of which:
Backed operations with Private Securities (2)	9,506,255	6,977,766	33,902,890
Backed operations with Government Securities	48,997,462	41,315,628	37,189,247
Total	336,514,597	304,197,800	276,042,141

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

Note 44-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

18.	Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2019	2018	2017

Classification:
Financial liabilities at amortized cost	73,702,474	74,626,232	70,247,012
Total	73,702,474	74,626,232	70,247,012

Type:
Real estate credit notes - LCI (1)	21,266,079	27,159,982	27,713,873
Eurobonds	8,715,382	4,516,647	1,992,828
Treasury Bills (2)	27,587,340	30,721,206	31,686,259
Agribusiness credit notes - LCA	14,776,877	11,925,018	8,854,052
Guaranteed Real Estate Credit Notes (3)	1,356,796	303,379	-
Total	73,702,474	74,626,232	70,247,012

Indexers:	Domestic	Abroad

Treasury Bills	97% to 105.25% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre fixed: 5.06% to 17.29%	-
	100% of SELIC	-
Real estate credit notes – LCI	80% to 100% of CDI	-
	Pre fixed: 3.9% of 10.33%	-
	100% of IPCA	-
	100% of TR	-
Agribusiness credit notes – LCA	80% to 98.6% of CDI	-
Guaranteed Real Estate Credit Notes – LIG	94% to 98% of CDI	-
Eurobonds	-	0.0% to 10%
	-	CDI+6.4%

(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2019, have maturities between 2020 and 2026 (2018 - there are maturities between 2019 to 2026 and 2017 - there are maturities between 2018 to 2026).

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2019, have a maturity between 2020 to 2025 (2018 - have a maturity between 2019 to 2025 and 2017 - there are maturities between 2018 to 2025).

(3) Guaranteed Real Estate Letters are real estate investment securities guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. As of December 31, 2019 maturity until 2020 and 2021 (2018 - have a maturity until 2021).

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais

Currency:	2019	2018	2017

Real	64,987,092	70,109,585	68,335,103
US dollar	8,715,382	4,516,647	1,911,909
Total	73,702,474	74,626,232	70,247,012

	Average interest (%)
Currency:	2019	2018	2017

Real	5.0%	5.5%	5.5%
US dollar	4.1%	5.9%	6.8%
Total	4.5%	5.6%	5.7%

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The variations in the balance “Obligations for bonds and securities” were as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of the year	74,626,232	70,247,012	99,842,955
Issuances	53,017,039	73,765,081	59,663,420
Payments	(61,914,716)	(78,903,009)	(97,009,957)
Interest (Note 33)	5,138,306	4,606,949	7,901,199
Exchange differences and Others	2,835,613	4,910,199	(150,605)
Balance at end of the year	73,702,474	74,626,232	70,247,012

On December 31, 2019, 2018 and 2017, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. The note 44-d contains a detail of the residual maturity periods of financial liabilities at amortized cost in each year.

The breakdown of "Bonds and other securities" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.y)	2019	2018	2017

Eurobonds	2015	2018	USD	2.2%	-	-	40,333
Eurobonds	2017	2018	USD	Zero Coupon to 2.4%	-	-	1,195,668
Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	-	194,243	165,677
Eurobonds	2018	2021	BRL	4.4%	63,181	855,035	-
Eurobonds	2018	2024	USD	2.4% a 10.0%	664,996	19,386	-
Eurobonds	2018	2019	USD	Zero Coupon to 9%	-	197,055	-
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95%	-	34,776	-
Eurobonds	2018	2020	USD	Up to 3.5%	37,476	1,211,361	-
Eurobonds	2018	2019	USD	LIBOR 1M + 1.5%	-	1,287,821	-
Eurobonds	2017	2020	BRL	4.4%	929,042	639,275	541,487
Eurobonds	2018	2020	USD	Above 3.5%	35,438
Eurobonds	2018	2024	USD	6.6% to 6.7%	1,260,099
Eurobonds	2018	2025	USD	Up to 9%	1,427,601
Eurobonds	2019	2020	USD	0% to 4.4%	3,556,724
Eurobonds	2019	2027	USD	CDI + 6.4%	727,118
Other					13,707	77,695	49,663
Total					8,715,382	4,516,647	1,992,828

19.	Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousand of reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2019	2018	2017

Subordinated Liabilities	May-08	May-15 to May-18	R$283	CDI (2)	-	-	109,572
Subordinated Liabilities	May-08 to June-08	May-15 to June-18	R$268	IPCA (3)	-	-	409,658
Notes (4)	January-14	Perpetual	R$3.000	7.375%	-	4,906,880	-
Notes (4)	January-14	January-24	R$3.000	6.000%	-	4,978,727	-
Total					-	9,885,607	519,230

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousand of reais			Average Interest Rate (%)
Currency:	2019	2018	2017	2019	2018	2017

Real	-	9,885,607	519,230	0.0%	4.9%	7.5%
Total	-	9,885,607	519,230	0.0%	4.9%	7.5%

Changes in the balance of "Subordinated liabilities" in twelve-months period ended December 31, 2019, 2018 and 2017 were as follows:

	2019	2018	2017

Balance at beginning of year	9,885,607	519,230	466,246
Payments	(9,885,607)	(544,566)	-
Interest (Note 33)	-	25,336	52,984
Transfers (Note 20)	-	9,885,607	-
Balance at end of year	-	9,885,607	519,230

Note 44-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end.

20.	Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 28.e), are as follows:

					2019	2018	2017
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.) (3)
Tier I (1) (5)	Jan-14	no maturity (perpetual)	R$3,000	7.375%	-	-	4,187,531
Tier II (2) (5)	Jan-14	jan-24	R$3,000	6.000%	-	-	4,249,370
Tier I (4)	Nov-18	no maturity (perpetual)	US$1,250	7.250%	5,092,153	4,893,668	-
Tier II (4)	Nov-18	nov/18	US$1,250	6.125%	5,083,808	4,886,276	-
Total					10,175,961	9,779,944	8,436,901

(1)	Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of RC must be excluded.

(2)	Notes repurchased in 2019; As authorized by Bacen on December 17, 2018, as of the date of their issuance, Level I and II of RC must be excluded.

(3)	The debts of January 2014 were made by Banco Santander in Brazil, therefore, as Income Tax at source assumed by the issuer, in the form of a corresponding exchange rate, is 8.676% and 7.059% for the instruments Level I and Level II, respectively. The emissions generated from November 2018 were made through the Cayman Agency and, consequently, there is no incidence of Income Tax at Source.

(4)	Interest paid semiannually, as of May 8, 2019.

(5)	On December 18, 2018, the Bank issued the approval for the repurchase of the notes issued on January 29, 2014, this approval led to the reclassification of these instruments from the Debt Instruments Eligible to Compose Capital to Subordinated Debt (Note 19).

	2019	2018	2017
Balance at beginning of the year	9,779,944	8,436,901	8,311,918
Issuance - Tier I	-	4,673,875	-
Issuance - Tier II	-	4,673,875	-
Interest payment Tier I (1)	272,947	331,677	273,123
Interest payment Tier II (1)	230,594	272,539	222,065
Exchange differences / Others	221,368	1,960,467	252,941
Payments of interest - Tier I	(178,278)	(381,008)	(344,867)
Payments of interest - Tier II	(150,614)	(302,775)	(278,279)
Repurchase	-	(9,885,607)	-
Balance at end of the year	10,175,961	9,779,944	8,436,901

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

21.	Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2019	2018	2017

Credit card obligations	38,531,519	39,761,739	32,049,712
Unsettled financial transactions (2)	7,239,785	3,356,871	3,905,236
Dividends and Interest on Capital payable	7,826,247	4,508,569	4,553,914
Tax collection accounts - Tax payables	883,768	1,205,746	1,077,860
Liability associated with the transfer of assets (Note 9.g)	75,500	126,906	428,248
Other financial liabilities (1)	6,328,551	2,769,005	2,245,765
Total	60,885,370	51,728,836	44,260,735

(1) As of December 31, 2019, it includes the financial liability in the total amount of R$1,600 million (2018 - R$519 million and 2017 - R$484 million), related to the commitment of the put option of the shares held by Banco Bonsucesso (Note 3.a ) and R$0 (2018 - R$1,427 million and 2017 - R$1,223 million), referring to the put option for the shares issued by Getnet SA, which was authorized by BACEN on February 18, 2019 and settled on February 25, 2019.

(2) Includes operations to settle with B3 S.A. (Current Company Name of BM&FBovespa) and payment orders in foreign currency.

22.	Provisions for pensions and similar obligations

On December 31, 2019 the balance of provisions for pension funds and similar obligations totaled R$4,956,851 (2018 - R$3,357,654 and 2017 - R$3,923,457).

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

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2019 was R$110,325 (2018 – R$89,959 e 2017 – R$86,449).

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: As from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans.The appropriated values by the sponsors in the year of 2019 were R R$8,917 (2018 – R$ $1,597).

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

• Health Directors:

Directors, Executive Directors, Vice-President Directors and Chief Executive Officer, may, by choice, choose to remain medical assistance, in case of termination of the link with Banco Santander or companies in its conglomerate without cause; as long as they comply the following requirements: have contributed for at least 3 (three) years to the health plan; having served as a director at Banco Santander or companies its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be paid by bank slip. The

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

dependents active at the time of termination will be kept on the same plan as the director, and the inclusion of new dependents in no chance.

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

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 7.1% (2018 – 9.1% e 2017 – 9.53%).

- Cabesp, Law 9,656 and others obligations – 7.2% (2018 – 9.3% e 2017 – 9.65%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 3.5% (2018 – 4.0% e 2017 – 4.0%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans – 4.0% (2018 – 5.0% e 2017 – 5.0%).

The funding status of the defined benefit obligations in 2019 and in the last 2 years are as follows:

	2019	2018	2017

Present value of the obligations - Post-employment plans:
To current employees	687,786	716,492	796,243
Vested obligations to retired employees	27,369,696	23,296,715	21,205,366
	28,057,482	24,013,207	22,001,609

Less:
Fair value of plan assets	25,822,890	22,708,990	20,689,637
Unrecognized assets (1)	(1,346,547)	(1,079,808)	(1,090,682)
Provisions – Post-employment plans, net	3,581,139	2,384,025	2,402,654
Present value of the obligations - Other similar obligations:
To current employees	204,439	184,606	228,107
Vested obligations to retired employees	6,047,368	4,604,466	4,815,654
	6,251,807	4,789,072	5,043,761

Less:
Fair value of plan assets	5,222,517	4,157,251	3,721,147
Unrecognized assets (1)	-	(68,527)	-
Provisions – Other similar obligations, net	1,029,290	700,348	1,322,614
Total provisions for pension plans, net	4,610,429	3,084,373	3,725,268
Of which:
Actuarial provisions	4,960,620	3,357,654	3,923,457
Actuarial assets (note 15)	350,191	273,281	198,189
(1)	Refers to fully funded surplus plans Banesprev I and III, Sanprev I,II and III and Bandeprev (asset ceiling).

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

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Post-Employment Plans
	2019	2018	2017

Staff costs - Current service costs (note 40)	2,774	3,142	14,605
Interest and similar income and expenses - Interest cost (net) (notes 32 and 33)	149,232	124,754	70,429
Interest and similar income and expenses - Interest on unrecognized assets (notes 32 and 33)	100,346	104,160	105,832
Other movements (1)	(1,101)	12,432	5,323
Total	251,251	244,488	196,189

	Other Similar Obligations
	2019	2018	2017

Staff costs - Current service costs (note 40)	8,142	5,797	5,476
Interest and similar income and expenses - Interest cost (net) (notes 32 and 33)	61,845	76,124	99,575
Interest and similar income and expenses - Interest on unrecognized assets (notes 32 and 33)	3,173	15,521	-
Other movements (1)	22,624	(816,230)	-
Total	95,784	(718,788)	105,051

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
	2019	2018	2017

Present value of the obligations at beginning of year	24,013,207	22,001,609	20,769,126
Current service cost (Note 40)	2,774	3,142	14,605
Interest cost	2,087,484	2,029,099	2,170,639
Benefits paid	(1,960,103)	(1,876,014)	(1,834,681)
Actuarial (gains)/losses	3,908,350	1,674,908	871,308
Others	5,770	180,463	10,612
Present value of the obligations at end of year	28,057,482	24,013,207	22,001,609

	Other Similar Obligations
	2019	2018	2017

Present value of the obligations at beginning of year	4,789,072	5,043,761	4,246,489
Current service cost (Note 40)	8,142	5,797	5,476
Interest cost	443,837	438,567	447,653
Benefits paid	(378,782)	(346,185)	(339,538)
Actuarial (gains)/losses	1,366,837	455,193	683,681
Other (1)	22,701	(808,061)	-
Present value of the obligations at end of year	6,251,807	4,789,072	5,043,761

(1)            In the year ended December 31, 2018 there was an increase in the cost contribution established for a postemployment benefit plan, which is calculated as a percentage of the total monthly compensation of associates. The increase in the contribution resulted in a decrease in the past service cost, due to changes in the plan. The envisaged changes implied a reduction in the present value of the obligations of the defined benefit plan, which is supported by actuarial valuations. In the Consolidated Statements of Income, this amount was recorded under Provision (Net).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
	2019	2018	2017

Fair value of plan assets at beginning of year	22,708,990	20,689,637	20,116,916
Interest (Expense) Income	1,938,252	1,904,345	2,100,211
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	3,087,544	1,347,689	268,309
Contributions/(surrenders)	51,807	481,959	38,883
Of which:
By the Bank	44,752	472,723	27,439
By plan participants	7,055	9,236	11,444
Benefits paid	(1,960,103)	(1,876,014)	(1,834,682)
Exchange differences and other items	(3,600)	161,374	-
Fair value of plan assets at end of year	25,822,890	22,708,990	20,689,637

	Other Similar Obligations
	2019	2018	2017

Fair value of plan assets at beginning of year	4,157,251	3,721,147	3,310,895
Interest (Expense) Income	381,992	362,444	348,078
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	915,626	304,632	303,504
Contributions/(surrenders)	107,037	72,548	61,803
Of which:
By the Bank	107,037	72,548	61,803
Benefits paid	(339,389)	(310,458)	(303,133)
Exchange differences and other items	-	6,938	-
Fair value of plan assets at end of year	5,222,517	4,157,251	3,721,147

Breakdown of gains (losses) actuarial by experience, financial assumptions and demographic hypotheses:

			Post-Employment Plans
	2019	2018	2017
Experience Plan	(446,444)	(803,717)	686,204
Changes in Financial Assumptions	(2,615,119)	(871,176)	(1,557,689)
Changes in Financial Demographic	1,228	-	146
Gain (Loss) Actuarial - Obligation	(3,060,335)	(1,674,893)	(871,339)
Return on Investment, Return Unlike Implied Discount Rate	2,624,960	1,344,089	270,158
Gain (Loss) Actuarial - Asset	2,624,960	1,344,089	270,158
Changes in Surplus / Deficit Uncollectible	(164,428)	117,320	(15,690)

			Other Similar Obligations
	2019	2018	2017
Experience Plan	(209,175)	(79,810)	(303,396)
Changes in Financial Assumptions	(1,157,662)	(376,949)	(380,285)
Changes in Financial Demographic	-	-	-
Gain (Loss) Actuarial - Obligation	(1,366,837)	(456,759)	(683,681)
Return on Investment, Return Unlike Implied Discount Rate	915,626	307,048	303,504
Gain (Loss) Actuarial - Asset	915,626	307,048	303,504
Changes in Surplus Uncollectible	71,698	(52,604)	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
	2019	2018	2017

Experience in Net Assets Adjustments	3,087,544	1,347,689	268,309

	Other Similar Obligations
	2019	2018	2017

Experience in Net Assets Adjustments	915,626	304,632	303,504

The amounts of actuarial obligation of defined benefit plans not covered and defined benefit plans partially or totally covered are shown below:

2019	2018	2017

815,929	700,347	701,551
33,493,360	28,101,932	26,343,818

The main categories of plan assets as a percentage of total plan assets are as follows:

	2019	2018	2017

Equity instruments	0.00%	4.81%	4.60%
Debt instruments	92.92%	94.59%	94.70%
Properties	0.26%	0.28%	0.35%
Other	6.82%	0.32%	0.35%

The expected return on plan assets was determined based on the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$6,301,111 (2018 - R$3,823,004 e 2017 - R$3,021,950).

The following table shows the estimated benefits payable for the next 10 years from December 31, 2019:

2020	2,195,627
2021	2,232,813
2022	2,292,622
2023	2,350,054
2024	2,406,310
2025 to 2029	12,762,480
Total	24,239,906

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. The change of one percentage point in the medical care cost rates would have the effects as follows:

							Sensitivity
			2019		2018		2017
		Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations
Discount Rate	Discount Rate
	(+)0,5%	(31,672)	(440,072)	(29,066)	(307,980)	(28,742)	(301,237)
	(-)0,5%	35,572	494,257	32,403	343,340	31,876	334,085
	Boards of Mortality
	Applied (+) 2 years	(51,720)	(718,632)	(45,937)	(486,742)	(43,310)	(453,912)
	Applied (-) 2 years	56,687	787,636	49,355	522,958	45,808	480,101
	Cost of Medical Care
	(+)0,5%	38,388	533,380	35,949	380,906	31,758	332,850
	(-)0,5%	(35,060)	(487,146)	(32,100)	(340,122)	(28,501)	(298,705)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	12.31
Banesprev Plans II	12.83
Banesprev Plans III	10.52
Banesprev Plans IV	15.47
Banesprev Plans V	9.53
Banesprev Pre-75	10.38
Sanprev I	6.81
Sanprev II	11.70
Sanprev III	10.59
Bandeprev Basic	10.48
Bandeprev Special I	7.04
Bandeprev Special II	6.77
SantanderPrevi	7.78
CACIBAN / DAB / DCA	7.33/6.03/6.67

Plans	Other Similar Obligations

Cabesp	15.45
Bandepe	16.48
Free Clinic	11.91
Lifetime officers	9.17
Health officers	27.53
Circulars (1)	12.15 e 11.93
Life Insurance	8.39

(1) The duration 11.15 refers to the plan of Former Employees of Banco ABN Amro and 11.93 to the plan of Former Employees of Banco Real.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Actuarial Assumptions Adopted in Calculations

		2019		2018		2017
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	7.1%	7.2%	9.1%	9.3%	9.5%	9.7%
Rate Calculation of Interest Under Assets to the Next Year	7.1%	7.2%	9.1%	9.3%	9.5%	9.7%
Estimated Long-term Inflation Rate	3.5%	3.5%	4.0%	4.0%	4.0%	4.0%
Estimated Salary Increase Rate	4.0%	4.0%	5.0%	5.0%	5.0%	5.0%
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

23.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2019	2018	2017

Pension fund provisions and similar requirements (2)	4,960,620	3,357,654	3,923,457
Provisions for lawsuits and administrative proceedings, commitments and other provisions	11,371,205	11,338,244	10,063,459
Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 15)	103,272	605,638	707,131
Judicial and administrative proceedings	9,226,735	9,507,240	8,365,320
Of which:
Civil	3,201,061	3,377,338	2,522,005
Labor	3,504,296	3,819,107	3,448,388
Tax and Social Security	2,521,378	2,310,795	2,394,927
Provisions for contingent commitments (Note 23.b)	683,918	626,267	-
Others provisions (1)	1,357,280	599,099	991,008
Total	16,331,825	14,695,898	13,986,916
(1)	In 2019, includes R$700,000 (2018 - R$126.561 and 2017 - R$287,446) relating to the expenses of projects aimed at improving operational productivity and efficiency.

(2)	In the year ended December 31, 2018, there was an increase in the costing contribution established for a certain post-employment benefit plan, which is calculated as a percentage of the total monthly remuneration of members. This increase in contribution resulted in a decrease in the cost of past service, due to the change in the plan. The envisaged changes implied a reduction in the present value of the defined benefit plan obligations, which is supported by an actuarial assessment. In the Consolidated Statements of Income, this amount was recorded in the caption Provisions (Net).

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2019

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,357,654	11,338,244	14,695,898
Additions charged to income:
Interest expense and similar charges	314,596	-	314,596
Personnel Expenses (Note 40)	10,917	-	10,917
Constitutions / Reversals and Adjustment of provisions	21,523	2,936,187	2,957,710
Other Comprehensive Income	1,416,815	-	1,416,815
Additions to provisions for contingent commitments	-	(57,651)	(57,651)
Payments to external funds	(187,667)	-	(187,667)
Amount paid	-	(2,870,703)	(2,870,703)
Transfer to other assets - actuarial assets (Note 15)	23,014	-	23,014
Transfers, exchange differences and other changes	-	19,512	19,512
Balance at end of year	4,956,852	11,365,589	16,322,441

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2018

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,923,456	10,063,459	13,986,915
Additions charged to income:
Interest expense and similar charges	320,559	-	320,559
Personnel Expenses (Note 40)	8,939	-	8,939
Constitutions / Reversals and Adjustment of provisions	(801,332)	3,556,512	2,755,180
Other Comprehensive Income	483,058	-	483,058
Additions to provisions for contingent commitments	-	(48,246)	(48,246)
Payments to external funds	(594,024)	-	(594,024)
Amount paid	-	(2,247,172)	(2,247,172)
Transfer to other assets - actuarial assets (Note 15)	16,998	-	16,998
Transfers, exchange differences and other changes	-	13,691	13,691
Balance at end of year	3,357,654	11,338,244	14,695,898

Thousand of reais	2017

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	2,710,626	9,065,864	11,776,490
Additions charged to income:
Interest expense and similar charges	275,836	-	275,836
Personnel Expenses (Note 40)	20,081	-	20,081
Constitutions / Reversals and Adjustment of provisions	1,723	3,112,684	3,114,407
Other Comprehensive Income	1,028,090	-	1,028,090
Payments to external funds	(127,357)	-	(127,357)
Amount paid	-	(2,123,483)	(2,123,483)
Transfer to other assets - actuarial assets (Note 15)	14,457	-	14,457
Transfers, exchange differences and other changes	-	8,394	8,394
Balance at end of year	3,923,456	10,063,459	13,986,915

(1) For further information, see note 15. Provisions for pension funds and similar obligations.

b.1) Provisions for contingent payments

According to note 2.iii.ix, IFRS 9 requires that the provision for expected credit losses be recorded for contracts of financial guarantees rendered, which have not yet been honored. Provision expense reflecting credit risk should be measured and accounted for when the honor of these guarantees occurs and the client accused does not comply with its contractual obligations. The movement of these provisions in 2019 and 2018 is as follows:

Thousand of reais	2019	2018

Balance at beginning of year (in 1/01/2018 after the initial adoption of the IFRS 9)	626,267	674,513
Creation of provision for contingent commitments	57,651	(48,246)
Balance at end of year	683,918	626,267

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

c.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

• PIS and Cofins - R$3,755,556 (2018 - R$3,632.467 and 2017 - R$3,501,464): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel. Those are the main themes of the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$906,355 (2018 - R$729,919 and 2017 - R$714,604): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015, Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. This lawsuit was ruled groundless and is currently awaiting judgment by the Regional Federal Court (TRF 3). Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) - R$282,053 (2018 - R$273,233 and 2017 - R$265.022): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions - R$224,631 (2018 - R$228.403 and 2017 - R$228.403):Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 23.c.4 – Possible Risk Loss).

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

Former Banespa employees. Action distributed in 1998 by the Banespa Retired Association (AFABESP) requiring the payment of a semiannual bonus provided for in the Banespa regulations, according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. management or, alternatively, PLR, to retired employees of the extinct Banco do Estado de São Paulo SA - Banespa, hired until May 22, 1975. The bonus was not paid in 1994 and 1995 because the bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. The aforementioned clause was excluded from the regulation in 2001. The lawsuit was upheld by the Superior Labor Court. The Bank filed the appropriate funds with the STF, which, due to a monocratic decision, rejected the appeal. A rescissory action was brought to dismiss the decision of the main action and suspend execution. There is a preliminary injunction in force that authorizes the execution of necessary enforcement acts to proceed with the execution until the attachment, however, any acts of seizure of assets or blocking of cash are prohibited until the judgment of the rescission action. As of December 31, 2019, the case is classified as a probable loss and the provision was recorded based on the estimated loss.

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

The discussions focused on the definition of the amount that would be paid to each person according to the outstanding balance in the saving account. The total amount of the payments will depend on the number of the additional clients, and also on the number of money savers that approved in the courts the existance of their account and balance in the birthday date of the indexes changes. The term of agreement negotiated between the parties was submitted to the STF, which approved the terms of the agreement.

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

The tax lawsuits classification with loss risk as possible totaled R$25,380 million, being the main lawsuits as follow:

• INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2018, the amounts related to these proceedings totaled approximately R$5,052 million.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On December 31, 2019, the amounts related to these proceedings totaled approximately R$3,139 million.

• Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue, Office to grant tax relief with credits arising from overpayments. On December 31, 2019, the amounts related to these proceedings totaled approximately R$4,835 million.

• Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On December 31, 2019, the balance was approximately R$1,419 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2019 the amount related to this claim is approximately R$607 million.

• Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of December 31, 2019, the amount was R$1,055 million.

• Goodwill Amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented its appeals, which are pending. On December 31, 2019, the amounts related to these proceedings totaled approximately R$635 million.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of December 31, 2019, the amount related to this lawsuit is approximately R$400 million.

The labor claims with classification of loss risk as possible totaled R$ 134 million, excluding the lawsuits below:

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

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$2,058 million, being the main lawsuits as follow:

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

c.5) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$102.482, R$213 and R$578 (2018 - R$598,544, R$327 and R$6,767), respectively, which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables – others.

In the year ended December 31, 2019, the Bank signed a contract with a former controller, in which the registered obligations became the Bank's responsibility.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

24.	Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2019	2018	2017

Operating Profit Before Tax	22,273,149	15,909,771	14,513,684
Interest on capital (1)	-	(4,080,000)	(3,800,000)
Operating Profit Before Tax	22,273,149	11,829,771	10,713,684
Rates (25% income tax and 15% social contribution tax)	(8,909,260)	(5,323,397)	(4,821,158)
PIS and COFINS (net of income and social contribution taxes) (2) (6)	(1,983,839)	(1,490,190)	(1,427,960)
Non-taxable/Non-deductible:
Equity in affiliates	59,795	29,681	32,198
Goodwill(3)	(137,175)	(101,305)	(669,963)
Exchange variation - foreign branches (4)	715,424	2,792,995	440,857
Net Indeductible Expenses of Non-Taxable Income (6)	214,242	384,554	194,737
Adjustments:
Constitution of income and social contribution taxes on temporary differences	70,223	136,353	1,138,005
Interest on capital (1)	1,064,000	-	-
Effects of change in rate of social contribution taxes (5)	2,796,493	(90,013)	(1,427,667)
Other adjustments	(71,602)	551,469	1,165,315
Income taxes	(5,641,699)	(3,109,853)	(5,375,636)
Of which:
Current tax (6)	(6,692,328)	(4,704,293)	(4,969,241)
Deferred taxes	1,050,629	1,594,440	(406,395)
Taxes paid in the year	(5,301,184)	(3,668,571)	(3,280,230)

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

(6) Includes mainly the tax effect on expenses with donations, revenues from judicial deposit updates and other income and expenses that do not qualify as temporary differences.

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

To hedge the exposure to exchange rate variations, the Bank uses derivatives and funding (economic hedge). In accordance with Brazilian tax rules, gains or losses arising from the impact of the appreciation or depreciation of the Real on foreign investments are not taxable or deductible for PIS / Cofins / IR / CSLL purposes, while the gains or losses of the derivatives used as hedges are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the year ended on December 31, 2019, 2018 and 2017.

	2019	2018	2017
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	1,512,322	6,673,535	892,863
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	(2,776,601)	(12,540,855)	(1,702,557)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	(106,497)	255,481	80,170
Tax effect of derivative contracts used as hedge - IR / CS	1,370,776	5,611,839	729,524

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2019	2018	2017

Operating Profit Before Tax	22,273,149	15,909,771	14,513,684
Income tax	5,641,699	3,109,853	5,375,636
Effective tax rate	25.33%	19.55%	37.04%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2019	2018	2017

Tax credited to equity	3,517,590	2,785,330	3,373,984
Measurement of available-for-sale securities	-	-	1,016,121
Measurement at fair value through other comprehensive income	416,748	369,805	-
Measurement of cash flow hedges	186	2,081	1,063
Measurement of investment hedges	562,353	562,353	562,353
Defined benefit plan	2,538,303	1,851,091	1,794,447
Tax charged to equity	(3,952,457)	(2,168,758)	(2,541,177)
Measurement of available-for-sale securities	-	-	(2,426,459)
Measurement at fair value through other comprehensive income	(3,618,126)	(1,997,600)	-
Measurement of cash flow hedges	(322,080)	(163,038)	(111,134)
Defined benefit plan	(12,251)	(8,120)	(3,584)
Total	(434,867)	616,572	832,807

Relates to deferred taxes recognized in equity due to temporary differences accounted for in equity.

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2019	2018	2017

Tax assets:	30,295,062	27,680,578	24,778,078
Of which:
Temporary differences (1)	29,565,702	26,416,527	23,375,600
Tax loss carry forwards	367,120	846,587	866,579
Social contribution taxes 18%	362,240	417,464	535,899
Total deferred tax assets	30,295,062	27,680,578	24,778,078

Tax liabilities:	5,540,873	3,031,389	2,496,531
Of which:
Excess depreciation of leased assets	148,839	123,257	124,909
Adjustment to fair value of trading securities and derivatives	5,392,034	2,908,132	2,371,622
Total deferred tax liabilities	5,540,873	3,031,389	2,496,531

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for lawsuits and administrative proceedings, and the effect of the fair value of financial instruments.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2018	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2019

Tax assets:	27,680,578	3,693,727	471,499	(1,550,742)	-	30,295,062
Temporary differences	26,416,527	4,240,405	471,499	(1,562,729)	-	29,565,702
Tax loss carry forwards	846,587	(491,454)	-	11,987	-	367,120
Social contribution taxes 18%	417,464	(55,224)	-	-	-	362,240
Tax liabilities:	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Temporary differences	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Total	24,649,189	2,912,279	(1,301,566)	(1,505,713)	-	24,754,189

Thousand of reais	Balances at December 31, 2017	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2018

Tax assets:	24,778,078	1,674,317	(186,260)	1,369,934	44,509	27,680,578
Temporary differences	23,375,600	1,812,744	(186,260)	1,369,934	44,509	26,416,527
Tax loss carry forwards	866,579	(19,992)	-	-	-	846,587
Social contribution taxes 18%	535,899	(118,435)	-	-	-	417,464
Tax liabilities:	2,496,531	79,877	607,773	(153,623)	831	3,031,389
Temporary differences	2,496,531	79,877	607,773	(153,623)	831	3,031,389
Total	22,281,547	1,594,440	(794,033)	1,523,557	43,678	24,649,189

Thousand of reais	Balances at December 31, 2016	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2017

Tax assets:	24,437,112	668,483	254,733	(620,401)	38,151	24,778,078
Temporary differences	23,398,886	304,231	254,733	(620,401)	38,151	23,375,600
Tax loss carry forwards	382,867	483,712	-	-	-	866,579
Social contribution taxes 18%	655,359	(119,460)	-	-	-	535,899
	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Temporary differences	1,268,037	262,088	582,363	378,693	5,350	2,496,531
Total	23,169,075	406,395	(327,630)	(999,094)	32,801	22,281,547

(1) It relates to deferred taxes recognized in equity due to temporary differences accounted in equity.

(2) In 2019, it mainly refers to net of deferred taxes amounted to R$1,595,773 (2018 - R$1,216,311 and 2017 - R$241,708), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Tax assets				Tax liabilities
Year	Temporary differences	Tax loss carry forwards	Social contribution taxes 18%	Total	Temporary differences	Total

2020	8,945,648	74,742	362,240	9,382,630	1,838,874	1,838,874
2021	8,275,410	43,711	-	8,319,121	1,834,781	1,834,781
2022	7,562,496	22,820	-	7,585,316	1,760,167	1,760,167
2023	819,647	23,194	-	842,841	15,954	15,954
2024	2,682,021	39,116	-	2,721,137	15,954	15,954
2025 a 2027	662,021	163,172	-	825,193	45,301	45,301
2028 a 2029	618,459	365	-	618,824	29,842	29,842
Total	29,565,702	367,120	362,240	30,295,062	5,540,873	5,540,873

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

25.	Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2019	2018	2017

Accrued expenses and deferred income (1)	5,038,011	3,193,291	3,036,374
Transactions in transit (3)	785,418	925,336	980,501
Provision for payment of variable remuneration	317,539	260,739	270,626
Liabilities for insurance contracts	1,901,801	1,797,167	1,587,603
Other (2)	2,878,175	2,918,615	2,138,817
Total	10,920,944	9,095,148	8,013,921

(1) Corresponds, mainly, to payments to be made - personnel expenses.

(2) Includes credits for funds to be released, such as Administratives expenses, amounts due to associates and suppliers.

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

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Financial assets measured at fair value through other comprehensive income (IFRS 9) on December 31, 2019 is as follows:

Thousand of reais	2019
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	7,251,721	(3,952,558)	3,299,163	95,961,823
Private-sector debt securities	824,294	(778,175)	46,119	1,104
Total	8,076,015	(4,730,733)	3,345,282	95,962,927

Thousand of reais	2018
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	3,917,451	(1,608,673)	2,308,778	85,395,136
Private-sector debt securities	1,546,895	(1,863,092)	(316,197)	555
Total	5,464,346	(3,471,765)	1,992,581	85,395,691

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

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income – available-for-sale (IAS 39) on December, 31, 2017 is as follows:

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

"Non-controlling interests" refer to the net equity value attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of the annual profit attributed to the subsidiaries.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2019	2018	2017

Santander Leasing S.A. Arrendamento Mercantil	447	447	395
Getnet S.A.	-	249,007	206,105
Olé Consignado S.A.	271,078	116,967	82,432
Banco PSA Finance Brasil S.A.	131,222	155,399	147,295
Banco Hyundai Capital	7,245	7,015	-
Rojo Entretenimento S.A.	148,589	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (Current name of Ipanema Empreendimentos e Participações Ltda.)	-	1,155	667
Total	558,581	529,990	436,894

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2019	2018	2017

Profit attributable to non-controlling interests	224,518	213,300	213,984
Of which:
Santander Leasing S.A. Arrendamento Mercantil	3	25	48
Getnet S.A.	3,962	55,518	48,842
Olé Consignado S.A.	199,332	138,527	53,286
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros	-	-	92,365
BW Guirapá S.A.	-	-	(776)
Banco PSA Finance Brasil S.A.	15,887	17,914	19,884
Rojo Entretenimento S.A.	230	166	-
Banco Hyundai Capital	2,520	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (Current name of Ipanema Empreendimentos e Participações Ltda.)	2,584	1,150	335

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousand of reais	2019	2018	2017

Balance at beginning of year	529,990	436,894	725,504
Additions / disposals (net) due to change in the scope of consolidation (1) (2)	51,073	6,849	(660,230)
Incorporation / Acquisition (4)	-	-	296,184
Dividends paid / Interest on Capital	(92,734)	(60,936)	(133,641)
Capital increase (3)	100,000	48,000	-
Profit attributable to non-controlling interests	224,518	213,300	213,984
Transition Adjustments to the amendments to the IAS 19	-	-	(1,790)
Update PUT Olé Consignado S.A.	(240,000)	(106,440)	-
Others	(14,266)	(7,677)	(3,117)
Balance at end of year	558,581	529,990	436,894
(1)	In 2017, it mainly refers to the participation of non-controlling shareholders of BW Guirapá. In 2019, it refers mainly to Banco Hyundai Capital, which was consolidated using the equity method.

(2)	In 2017, it mainly refers to the balance of non-controlling interests of Santander Corretora de Seguros.Increase in the share capital of Olé Consignado.

(3)	In 2019 and 2018, it refers to the capital increase of Olé Consignado.

(4)	In 2017, it mainly refers to the balance of non-controlling interests of Santander Corretora de Seguros, before the merger events (Note 3).

28.	Stockholders’ equity

a) Capital

According to the by-laws, Banco Santander's capital stock may be increased up to the limit of its authorized capital, regardless of statutory reform, by resolution of the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, subject to the established legal limits on the number of preferred shares. Any capital increase that exceeds this limit will require stockholders' approval.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand of shares
	2019			2018
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	90,069	115,785	205,854	82,043	107,699	189,742
Foreign residents	3,728,626	3,564,051	7,292,677	3,736,652	3,572,137	7,308,789
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(16,702)	(16,702)	(33,404)	(13,317)	(13,317)	(26,634)
Total outstanding	3,801,993	3,663,134	7,465,127	3,805,378	3,666,519	7,471,897

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

	Thousand of shares
	2017
	Common	Preferred	Total
Brazilian residents	66,207	91,779	157,986
Foreign residents	3,752,488	3,588,057	7,340,545
Total shares	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(5,845)	(5,845)	(11,690)
Total outstanding	3,812,850	3,673,991	7,486,841

b) Dividends and Interest on Capital

According to the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Prior to the Annual Stockholders Meeting, the Board of Directors may resolve on the declaration and payment of dividends on earnings based on: (i) balance sheets or earning reserves showed in the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, since the total of dividends paid in each half of the fiscal year shall not exceed the amount of capital reserves. These dividends are fully attributed to the mandatory dividend. The amount of R $ 7,800,000 in dividends and interest on own capital paid in February 2020, is recorded under the caption of other obligations - social and statutory (R $ 4,800,000 in 2018);

	2019
	Thousand of reais	Real per Thousand Shares / Units
		Common	Preferred	Units

Interest on Capital (1) (6)	1,000,000	127.5853	140.3438	267.9291
Interest on Capital (2) (6)	1,000,000	127.6399	140.4039	268.0438
Interest on Capital (3) (6)	1,000,000	127.6610	140.4271	268.0881
Interest on Capital (4) (6)	1,010,000	128.9673	141.8641	270.8314
Interim Dividends (5) (6)	6,790,000	867.0180	953.7197	1,820.7377
Total	10,800,000

(1) Established by the Board of Directors in March 29, 2019, Common Shares - R$108.4475, preferred - R$119.2922 e Units - R$227.7397 net of taxes and was paid in May 28, 2019, without any remuneration for monetary indexation.

(2) Established by the Board of Directors in June 28, 2019, Common Shares - R$108.4939, preferred - R$119.3433 e Units - R$227.8373 net of taxes and was paid in July 31, 2019, without any remuneration for monetary indexation.

(3) Deliberated by the Board of Directors on September 30, 2019, common - R$108.5119, preferred - R$119.3631 and Units - R$227.8749 net of taxes and were paid on October 30, 2019, without any remuneration monetary indexation.

(4) Deliberated by the Board of Directors on December 27, 2019, common - R$109.6222, preferred - R$120.5844 and Units - R$230.2067 net of taxes that will be paid in February 2020, without any monetary indexation.

(5) Deliberated by the Board of Directors on December 27, 2019, that was paid in February 21, 2020, without any monetary indexation.

(6) The amount of dividends and interest on equity will be fully charged to the minimum mandatory dividends to be distributed by the Bank for the year 2019.

	2018
	Thousand of reais	Real per Thousand Shares / Units
		Common	Preferred	Units

Interest on Capital (1) (6)	600,000	76.3304	83.9634	160.2938
Interim Dividends (2) (6)	600,000	76.4956	84.1451	160.6407
Interest on Capital (3) (6)	600,000	76.4985	84.1484	160.6469
Interest on Capital (4) (6)	2,880,000	367.4149	404.1564	771.5713
Interim Dividends (5) (6)	1,920,000	244.9433	269.4376	514.3809
Total	6,600,000

(1) Established by the Board of Directors in March 27, 2018, Common Shares - R$ 64.8808, preferred - R$71.3689 and Units - R$ 136.2497 net of taxes, and was paid on April 26, 2018 without any compensation as monetary indexation.

(2) Established by the Board of Directors in June 26, 2018, was paid on July 27, 2018 without any compensation as monetary indexation.

(3) Established by the Board of Directors in September 28, 2018, common - R$ 65.0237, preferred - R$ 71.5261 and Units - R$ 136.5498 net of taxes and paid on October 26, 2018, without any compensation as monetary indexation.

(4) Established by the Board of Directors in December 28, 2018, common - R$ 312.3027, preferred - R$ 343.5329 and Units - R$ 655.8356 net of taxes and paid on February 26, 2019, without any compensation as monetary indexation.

(5) Deliberated by the Board of Directors on December 28, 2018 and paid as of February 26, 2019, without any monetary indexation.

(6) The amount of dividends and interest on shareholders' equity will be fully charged to the minimum mandatory dividends to be distributed by the Bank for the financial year 2018.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

	2017
	Thousand of reais	Reais per Thousand Shares / Units
		Common	Preferred	Units

Interest on Capital (1) (6)	500,000	63.3780	69.7158	133.0938
Interest on Capital (2) (6)	500,000	63.5280	69.8808	133.4088
Interest on Capital (3) (6)	500,000	63.5917	69.9509	133.5426
Interim Dividends (4) (6)	2,500,000	318.2994	350.1293	668.4287
Interest on Capital (3) (5)	2,300,000	292.8354	322.1190	614.9544
Total	6,300,000
(1) Established by the Board of Directors in April 2017, common - R$ 53.8713, preferred - R$ 59.2584 and Units - R$ 113.1297 net of taxes. They were paid as of May 26, 2017, without any monetary restatement.
(2) Established by the Board of Directors in July 2017, common - R$ 53.9988, preferred - R$ 59.3987 and Units - R$ 113.3975 net of taxes. They were paid as of August 25, 2017, without any monetary restatement.
(3) Established by the Board of Directors in September 2017, common - R$ 54.0530, preferred - R$ 59.4583 and Units - R$ 113.5113 net of taxes. They were paid as of October 26, 2017, without any monetary indexation.
(4) Deliberated by the Board of Directors in December 2017. They were paid on February 26, 2018, without any monetary indexation.
(5) Deliberated by the Board of Directors in December 2017, common - R $ 248.9101, preferred - R$ 273.8011 and Units - R$ 522.7112 net of taxes. They were paid on February 26, 2018, without any monetary indexation.

(6) The amount of interest on own capital and interim dividends will be fully charged to the mandatory dividends for the 2017 financial year.

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

d) Treasury shares

In the meeting held on November 1, 2019, the Bank’s Board of Directors approved, in continuation of the buyback program that expired on November 5, 2019, the buyback program of its Units and ADRs, by the Bank or its agency in Cayman, to be held in treasury or subsequently sold.

The Buyback Program will cover the acquisition up to 37,256,072 Units, representing 37,256,072 common shares and 37,256,072 preferred shares, which, on December 31, 2019, corresponded to approximately 1% of the Bank’s share capital. On December 31, 2019, the Bank held 15,843,587 common shares and 15,843,587 preferred shares being traded.

The Buyback has the purpose to (1) maximize the value creation to stockholders by means of an efficient capital structure management; and (2) enable the payment of officers, management level employees and others Bank’s employees and companies under its control, according to the Long Term Incentive Plans. The term of the Buyback Program is 12 months counted from November 5, 2019, and will expire on November 4, 2020.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

	2019	2018	2017
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	13,317	1,773	25,786
Shares Acquisitions	6,465	15,816	12,768
Cancellation of Shares (2)	-	-	(32,276)
Payment - Share-based compensation	(3,080)	(4,272)	(4,505)
Treasury shares at end of the period	16,702	13,317	1,773
Balance of Treasury Shares in thousand of reais	R$ 679,364	R$ 460,550	R$ 148,246
Emission Costs in thousands of Reais	R$ 1,771	R$ 882	R$ 194
Balance of Treasury Shares in thousands of reais	R$ 681,135	R$ 461,432	R$ 148,440

Cost/Share Price	Units	Units	Units
Minimum cost (1)	R$7.55	R$7.55	R$7.55
Weighted average cost (1)	R$32.10	R$28.59	R$24.41
Maximum cost (1)	R$49.55	R$43.84	R$32.29
Share Price	R$42.60	R$42.70	R$31.88
(1)	Considering since the beginning of operations on the stock exchange.

(2)	At the EGM held on September, 18, 2017, it was approved the cancellation of 64,551,366 treasury shares (equivalent to 32,276 thousand Units) with the counterparty headings Capital Reserves and Profit Reserves, which represent the total of treasury shares registered in the book of common shares at that date, without reduction of the capital and consequent change in the clause 5th from the Bylaws in order to reflect the new quantities of common and preferred shares, nominatives and without value which represent the Banco Santander´s capital.

Additionally, in the year ended December 31, 2019, treasury shares were sold, that resulted in a gain of R$5,796 (2018 - loss of R$15,868 and 2017 - loss of R$2.498) recorded directly in equity in capital reserves.

29.	Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2019	2018	2017

Profit attributable to the Parent	16,406,932	12,582,477	8,924,064

Earnings per share (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	2,094.83	1,604.34	1,133.43
Preferred shares	2,304.32	1,764.78	1,246.77
Net Profit attributable - Basic (Brazilian Reais)
Common shares	7,965,194	6,108,349	4,332,026
Preferred shares	8,441,738	6,474,128	4,592,038

Weighted average shares outstanding - Basic
Common shares	3,802,303	3,807,386	3,822,057
Preferred shares	3,663,444	3,668,527	3,683,145

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

	2019	2018	2017

Profit attributable to the Parent	16,406,932	12,582,477	8,924,064

Earnings per share (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	2,094.83	1,604.34	1,132.44
Preferred shares	2,304.32	1,764.78	1,245.69
Net Profit attributable - Basic (Brazilian Reais)
Common shares	7,965,194	6,108,349	4,331,955
Preferred shares	8,441,738	6,474,128	4,592,109

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,802,303	3,807,386	3,686,401
Incremental shares from stock options granted under Stock Option Plan - Units (1)	-	-	3,257

Preferred shares	3,663,444	3,668,527	3,686,401
Incremental shares from stock options granted under Stock Option Plan - Units (1)	-	-	3,257

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

30.	Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Level 1: Determined on the basis of public (unadjusted) quoted prices in highly active markets for identical assets and liabilities, these include public debt securities, stocks, derivatives listed.

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

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair and compound securities hierarchy, mainly by Government Bonds (mainly NTN-A), committed and Cancelable LCI and in a less liquid market than those classified at level 1.

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

Below are the valuation carachteristics considered for the main financial instruments classified as Level 3.

Category	Type Asset/Liability	Valuation technique	Main unobservable inputs
Linear derivatives	Coupon Fra	BMF Closing Prices	Currency Coupon rate - long term
	Inflation Swap	Discounted cash flow	IGPM Coupon rate
	Interest Rate Swap	Discounted cash flow	Pre-fixed rates – long term
Non linear derivatives	Equities Options	Black&Scholes	Implicit volatility- long term
	Inflation Options	Black&Scholes	IPCA Implicit volatility- long term
	Interest Rate Options	Black&Scholes	IDI Implicit volatility- long term
	Currency Options	Black&Scholes	USD/BRL Implicit volatility- long term
Cash	Pension Plan Liability	Actuarial Model	IGPM Coupon rate
	Private Bonds	Discounted cash flow	Discount rate ("Yields")
	Public Bonds	Discounted cash flow	NTN-C and TDA Discount rate ("Yields")
Put options	Put Options	Discounted cash flow	Growth and Discount rates

The new Banco Santander´s policy related to instrument classification in the fair value hierarchy existing since September/2018, introduced detailed procedures about the instrument classification process. Definitions were included related to instruments, risk factors and deadlines as well as observability degree of market prices and its importance in the fair value measurement model. The application of such definitions since December 2019 resulted in reclassifications of certain financial instruments, as shown in the section “Changes of Fair Value Level 3”.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended December 31, 2019, 2018 and 2017, classified based on several measurement methods adopted by the Bank to determine their fair value:

Thousand of reais		2019
	Level 1 (1)	Level 2	Level 3	Total

Financial Assets Measured At Fair Value Through Profit Or Loss	975,393	28,739,507	2,627,405	32,342,305
Debt instruments	975,393	132,277	2,627,405	3,735,075
Equity instruments	-	28,607,230	-	28,607,230
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	35,057,803	21,247,552	715,548	57,020,903
Debt instruments	33,028,333	1,726,441	130,857	34,885,631
Equity instruments	2,029,470	-	-	2,029,470
Derivatives	-	19,521,111	584,691	20,105,802
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	143,077	627	27,749	171,453
Loans and advances to customers	-	-	-	-
Equity instruments	143,077	627	27,749	171,453
Other Financial Assets At Fair Value Through Profit Or Loss	-	-	-	-
Debt instruments	-	-	-	-
Financial Assets Measured At Fair Value Through Other Comprehensive Income	93,555,527	1,612,741	951,966	96,120,234
Debt instruments	93,531,617	1,612,741	818,569	95,962,927
Equity instruments	23,910	-	133,397	157,307
Hedging derivatives (assets)	-	339,932	-	339,932
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	45,499,913	564,757	46,064,670
Derivatives	-	21,664,260	564,757	22,229,017
Short positions	-	23,835,653	-	23,835,653
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	3,719,416	1,600,000	5,319,416
Other Financial Liabilities	-	3,719,416	1,600,000	5,319,416
Hedging derivatives (liabilities)	-	200,961	-	200,961

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais		2018
	Level 1	Level 2	Level 3	Total

Financial Assets Measured At Fair Value Through Profit Or Loss	2,660,859	40,540,054	510,887	43,711,800
Debt instruments	2,660,859	-	510,887	3,171,746
Equity instruments	-	40,540,054	-	40,540,054
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,855,112	17,626,932	1,370,270	68,852,314
Debt instruments	49,094,924	432,910	538,635	50,066,469
Equity instruments	757,843	8,490	-	766,333
Derivatives	2,345	17,185,532	831,635	18,019,512
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	142,732	619,798	154,947	917,477
Loans and advances to customers	-	619,180	-	619,180
Equity instruments	142,732	618	154,947	298,297
Other Financial Assets At Fair Value Through Profit Or Loss	-	-	-	-
Debt instruments	-	-	-	-
Financial Assets Measured At Fair Value Through Other Comprehensive Income	83,283,924	1,442,797	709,956	85,436,677
Debt instruments	83,253,117	1,442,797	699,777	85,395,691
Equity instruments	30,807	-	10,179	40,986
Hedging derivatives (assets)	-	343,934	-	343,934
Financial Liabilities Measured At Fair Value Through Profit Or Loss	32,697,510	17,600,024	641,458	50,938,992
Derivatives	1,833	17,600,024	641,458	18,243,315
Short positions	32,695,677	-	-	32,695,677
Hedging derivatives (liabilities)	-	223,520	-	223,520

Thousand of reais		2017
	Level 1	Level 2	Level 3	Total

Financial assets held for trading	34,380,542	18,059,034	-	52,439,576
Debt instruments	33,891,360	988,321	-	34,879,681
Equity instruments	489,182	588	-	489,770
Derivatives	-	17,070,125	-	17,070,125
Financial assets designated at fair value through profit or loss	1,593,951	64,738	33,368	1,692,057
Debt instruments	1,593,951	64,738	-	1,658,689
Equity instruments	-	-	33,368	33,368
Financial assets - available-for-sale	79,301,016	6,382,225	140,143	85,823,384
Debt instruments	78,335,629	6,381,118	-	84,716,747
Equity instruments	965,387	1,107	140,143	1,106,637
Hedging derivatives (assets)	-	192,763	-	192,763
Financial liabilities held for trading	32,808,392	16,514,154	-	49,322,546
Derivatives	-	16,514,154	-	16,514,154
Short positions	32,808,392	-	-	32,808,392
Hedging derivatives (liabilities)	-	163,332	-	163,332

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Movements in fair value of Level 3

The following tables demonstrate the movements during 2019, 2018 and 2017 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

Thousand of reais	Fair value 2018	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions / Settled	Impact of IFRS 9	Fair value 2019

Financial Assets Measured At Fair Value Through Profit Or Loss	510,887	290,773	1,700,499	125,246	-	2,627,405
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	1,370,270	238,632	(1,031,076)	137,722	-	715,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	154,947	(101,541)	-	(25,657)	-	27,749
Financial Assets Measured At Fair Value Through Other Comprehensive Income	709,956	253,803	291	(12,084)	-	951,966
Financial Liabilities Measured At Fair Value Through Profit Or Loss	641,458	190,813	(586,346)	318,832	-	564,757

Thousand of reais	Fair value 2017	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions / Settled	Impact of IFRS 9	Fair value 2018

Financial Assets Measured At Fair Value Through Profit Or Loss	33,368	60,887	-	445,991	(29,359)	510,887
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	-	(181,355)	1,264,576	246,051	40,998	1,370,270
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	(7,280)	-	-	162,227	154,947
Financial Assets Measured At Fair Value Through Other Comprehensive Income	140,143	47,773	645,708	-	(123,668)	709,956
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	115,212	710,219	(183,973)	-	641,458

Thousand of reais		Fair value 2016	Gains/ losses (Realized-Not Realized)	Transfers in and/ or out of Level 3	Additions / Settled	Fair value 2017

Financial assets designated at fair value through profit or loss		37,509	(2,555)	-	(1,586)	33,368
Financial assets - available-for-sale		951,612	18,474	-	(829,943)	140,143

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

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2019, 2018 and 2017:

Thousand of reais				2019
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	15,249,515	15,249,515	-	15,249,515	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions (note 5)	109,233,128	109,233,128	-	109,233,128	-
Loans and advances to customers (note 9)	326,699,480	327,278,243	-	-	327,278,243
Financial Assets Measured At Amortized Cost - Debt instruments (note 6)	38,748,296	39,678,192	5,378,791	7,858,612	26,440,789
Total	489,930,419	491,439,078	5,378,791	132,341,255	353,719,032

Thousand of reais				2018
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	15,228,491	15,269,809	-	15,269,809	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions (note 5)	79,607,001	79,607,197	-	79,607,197	-
Loans and advances to customers (note 9)	301,702,207	303,495,240	-	-	303,495,240
Financial Assets Measured At Amortized Cost - Debt instruments (note 6)	36,799,509	38,927,356	9,766,162	29,161,194	-
Total	433,337,208	437,299,602	9,766,162	124,038,200	303,495,240

Thousand of reais				2017
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets

Money market investments - Brazilian Central Bank (note 4)	33,831,521	33,914,021	-	33,914,021	-
Investments Held-to-Maturity (note 6)	10,214,454	10,587,117	7,251,246	3,335,871	-
Loans and receivables:
Loans and amounts due from credit institutions (note 5)	65,209,902	65,209,902	-	65,209,902	-
Loans and advances to customers (note 9)	272,420,157	275,647,324	-	-	275,647,324
Loans and receivables - Debt instruments (note 6)	17,616,515	17,127,511	-	17,127,511	-
Total	399,292,549	402,485,875	7,251,246	119,587,305	275,647,324

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31 , 2019, 2018 and 2017:

Thousand of reais				2019
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Deposits from Bacen and credit institutions (note 16)	98,586,389	98,605,373	-	98,605,373	-
Customer deposits (note 17)	336,514,597	336,593,455	-	336,593,455	-
Marketable debt securities (note 18)	73,702,474	73,889,348	-	10,205,065	63,684,284
Subordinated liabilities (note 19)	10,175,961	10,175,961	-	10,175,961	-
Other financial liabilities (note 21)	60,885,370	60,885,370	-	-	60,885,370
Total	579,864,790	580,149,506	-	455,579,853	124,569,654

Thousand of reais				2018
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Centrals banks (note 16)	98,716,735	98,713,988	-	98,713,988	-
Customers (note 17)	285,344,281	285,417,696	-	285,417,696	-
Marketable debt securities (note 18)	74,626,232	74,783,289	-	4,599,204	70,184,085
Subordinated liabilities (note 19)	9,885,607	9,853,157	-	9,853,157	-
Debt Instruments Eligible to Compose Capital (note 20)	9,779,944	9,782,373	-	9,782,373	-
Other financial liabilities (note 21)	49,782,780	49,782,780	-	-	49,782,780
Total	528,135,579	528,333,283	-	408,366,418	119,966,865

Thousand of reais				2017
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Liabilities

Financial liabilities at amortized cost:
Centrals banks (note 16)	79,068,604	79,068,564	-	-	79,068,564
Customers (note 17)	258,482,156	258,576,177	-	-	258,576,177
Marketable debt securities (note 18)	70,247,012	70,245,820	-	2,000,552	68,245,268
Subordinated liabilities (note 19)	519,230	528,799	-	-	528,799
Debt Instruments Eligible to Compose Capital (note 20)	8,436,901	8,436,901	-	8,436,901	-
Other financial liabilities (note 21)	44,260,735	43,003,735	-	-	43,003,735
Total	461,014,638	459,859,996	-	10,437,453	449,422,543

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

In July 2008 came into force the rules on regulatory capital measurement by the Standardized Approach of Basel II. On 2013 was issued a set of Resolutions and Circulars, aligned with the recommendations of the Basel Committee on Banking Supervision. These rules were repealed by CMN Resolution nº 4,192 and 4,193 which took effect from October 2013, establishing the model for calculating the minimum Regulatory Capital requirements, Tier I and Common Equity Tier I. These Resolutions states that the composition of the Regulatory Capital is done through equity, subordinated debt and hybrid capital instruments.

As required by CMN Resolution nº 4,193/2013, the requirement for PR in 2018 was 11.0%, composed of 8.625% of Reference Equity Minimum plus 1.875% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.375% and Minimum Principal Capital to 6.875%.

For the base year 2019, the PR requirement remains at 10.5%, including 8.0% of Minimum of Reference Equity and a further 2.5% of Capital Conservation Additional. The PR Level I reaches 8.5% and the Principal Capital Minimum 7.0%.

As a continuation the adoption of the rules established by CMN Resolution nº 4,192/2013, as of January 2015, came into force the Prudential Conglomerate, defined by CMN Resolution nº 4,280/2013.The index is calculated on a consolidated basis based on the information of Consolidated Prudential, as shown below:

	Financial Conglomerate
Thousand of reais	2019 (1)	2018 (1)	2017 (1)
Tier I Regulatory Capital	66,481,661	61,476,715	56,386,001
Principal Capital	61,389,509	56,581,518	52,196,893
Supplementary capital	5,092,153	4,895,197	4,189,108
Tier II Regulatory Capital	5,083,808	4,887,175	4,250,447
Regulatory Capital (Tier I and II)	71,565,469	66,363,890	60,636,448
Credit Risk (1)	407,786,238	358,955,592	324,696,458
Market Risk (2)	20,235,208	39,231,773	25,857,109
Operational Risk	47,965,481	42,375,554	32,579,126
Total RWA (3)	475,986,927	440,562,919	383,132,693
Basel I Ratio	13.97	13.95	14.72
Basel Principal Capital	12.90	12.84	13.62
Basel Regulatory Capital	15.04	15.06	15.83
(1)	Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.

(2)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).

(3)	Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

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

The breakdown of the main items of interest and similar charges accrued in 2019, 2018 and 2017 is as follows:

Thousand of reais	2019	2018	2017

Cash and balances with the Brazilian Central Bank	3,827,648	5,095,828	5,953,765
Loans and advances - Credit institutions	3,843,798	2,977,670	5,107,355
Loans and advances - Customers	50,406,078	46,471,507	44,507,217
Debt instruments	13,528,096	13,629,167	13,456,802
Pension Plans (Note 22.b)	27,353	-	-
Other interest	1,208,087	2,304,221	2,393,210
Total	72,841,060	70,478,393	71,418,349

33.	Interest expense and similar charges

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

The breakdown of the main items of interest expense and similar charges accrued in 2019, 2018 and 2017 is as follows:

Thousand of reais	2019	2018	2017

Credit institutions deposits	4,866,357	5,367,471	3,782,781
Customer deposits	14,965,958	13,576,866	19,490,807
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	5,138,306	4,606,949	7,901,199
Subordinated liabilities (note 19)	-	25,336	52,984
Debt Instruments Eligible to Compose Capital (note 20)	659,715	604,216	495,188
Pension Plans (note 22.b)	342,068	343,137	292,628
Other interest (1)	2,547,549	4,033,076	4,456,273
Total	28,519,953	28,557,051	36,471,860
(1)	It is mainly composed of Expenses with Interest on Repo Agreements

34.	Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2019	2018	2017

Equity instruments classified as:
Financial assets held for trading	-	-	18,458
Financial Assets Measured At Fair Value Through Profit Or Loss	13,398	27,047	-
Financial assets - available-for-sale	-	-	64,662
Financial Assets Measured At Fair Value Through Other Comprehensive Income	5,535	5,576	-
Total	18,933	32,623	83,120

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

35.	Fee and commission income

The heading “Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2019	2018	2017

Collection and payment services:
Bills	1,143,229	1,070,258	970,293
Demand accounts	2,554,559	2,311,925	2,156,384
Cards (Credit and Debit) and Acquiring Services	6,620,708	5,854,503	4,985,306
Checks and other	188,249	169,872	172,718
Orders	720,521	622,405	471,763
Total	11,227,266	10,028,962	8,756,464

Marketing of non-Banking financial products:
Investment funds	725,494	717,924	819,748
Insurance	3,120,471	2,975,661	2,414,478
Capitalization plans	829,852	402,859	363,516
Total	4,675,817	4,096,444	3,597,742

Securities services:
Securities underwriting and placement	721,793	448,914	513,727
Securities trading	186,847	137,617	114,015
Administration and custody	401,310	41,794	191,987
Asset management	2,291	2,173	2,353
Total	1,312,241	630,497	822,082

Other:
Foreign exchange	968,270	934,801	742,676
Financial guarantees	650,241	708,819	672,801
Other fees and commissions	1,558,623	1,328,928	1,223,778
Total	3,177,134	2,972,549	2,639,255

Total	20,392,458	17,728,452	15,815,543

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

36.	Fee and commission expense

Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2019	2018	2017

Commissions assigned to third parties (1)	3,639,239	2,364,119	1,975,379
Other fees and commissions	1,040,066	1,232,174	1,118,296
Total	4,679,306	3,596,293	3,093,675

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

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2019	2018	2017

Financial Assets Held For Trading (1)	-	-	1,174,111
Financial Assets Measured At Fair Value Through Profit Or Loss	252,253	(138,673)	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading (1)	2,391,080	(2,764,859)	-
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	11,501	61,239	-
Other Financial Assets At Fair Value Through Profit Or Loss (2)	-	-	30,694
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(57,522)	(138,104)	(122,115)
Financial Assets available-for-sale
Debt instruments	(46,136)	(111,750)	(156,802)
Equity instruments	(11,386)	(26,354)	34,687
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(134,767)	197,595	(113,600)
Total	2,462,545	(2,782,802)	969,090
(1) Includes the exchange hedge of the Bank’s interest in Cayman (note 24).

(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

38.	Exchange differences (net)

“Exchange differences” demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2019	2018	2017

Revenue with Exchange variations	23,622,963	12,752,765	24,008,382
Expenses with Exchange Variations	(26,411,500)	(15,559,237)	(23,403,326)
Total	(2,788,537)	(2,806,471)	605,056

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

39.	Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2019	2018	2017

Other operating income	591,125	556,715	896,279
Other operating expense	(1,351,568)	(1,281,764)	(1,259,338)
Contributions to fund guarantee of credit - FGC	(347,276)	(330,801)	(308,954)
Total	(1,107,719)	(1,055,850)	(672,013)

40.	Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2019	2018	2017
Wages and salaries	5,876,328	5,812,688	5,713,702
Social security costs	1,276,620	1,404,537	1,381,229
Benefits	1,491,485	1,387,078	1,309,314
Defined benefit pension plans (note 22)	10,917	8,939	20,081
Contributions to defined contribution pension plans	131,885	131,388	87,099
Share-based compensation	88,248	58,050	87,293
Training	66,215	62,756	58,338
Other personnel expenses	386,016	340,571	280,222
Total	9,327,714	9,206,007	8,937,278

b) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions. These amounts are recorded under Other liabilities (Note 25) and personnel expenses (Note 40.a).

b.1) Local Program

Those are the compensation long-term programs and their characteristics.

Program	Plan	Liquidity Type	Vesting Period	Period of Exercise/Settlement
Local	Long-Term Incentive Plan - Private Ultra High (1)	Money	Apr/2017 to Dec/19	In March/2020 and March/2021
Global	Global Long-Term – ILP CRDIV - Granted 2015 (2) (3)	Santander Global Group Shares	2015 to 2018	In 2019/2020
Local	Long-Term Incentive Plan – Technology	Santander Brasil Bank Shares	Jul/2019 to Jun/2022	In July/2022
Local	Long-Term Incentive Plan – Pi Investments	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023
Local	Long-Term Incentive Plan – Ben'	Santander Brasil Bank Shares	Jan/2019 to Dec/2021	In March/2022 and March/2023

(1) It aims at the growth and profitability of the Private business and the recognition of the Participant's contribution.

(2) Subject to the achievement of the Santander Group's RTA performance indicator, comparing the Group's evolution in this indicator with that of the main global competitors.

(3) The Plans do not cause dilution of the Bank's share capital, since they are paid in shares of Banco Santander Spain. In April 2019, the type of settlement of the Global grant programs 2015 was changed to cash.

Fair Value and Parameters for Performance for Actuality Plans

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

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

• BAI - 50% (Benefit Indicator before Private Ultra High Segment Taxes);

• MOL - 25% (Private Ultra High Segment Net Margin Indicator); and

• AUM - 25% (Assets Under Management Indicator of Private Ultra High Segment).

In December 2018, the provision recorded for the local long-term incentive plan - Private Ultra High was reversed due to the probability of non-compliance with the acquisition condition related to the performance target. Management followed the performance parameter of the plan until December 2019. The amount of the expense with the provision related to this plan recorded in 2017 was R $ 2,935.

i.	Long-Term Incentive Plan – Technology

This is a retention plan for key positions where the participant must remain active during the term of the plan in order to be entitled to receive it.

Each executive had a target in Reais, which was converted to Santander Brasil shares (SANB11) at the price of R$ 44,66, which will be delivered in July/2022, with lockup of 1 year.

Payment is subject to the application of the Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in the event of non-compliance with internal regulations and exposure to excessive risk.

	Number of Shares	Granted Year	Employees	Date of Commencement of the Period	Date of Expiry of Period
ILP Technology	123,158	2019	Executives	Jul-19	Jun-22
Delivered shares	-	2019	Executives	Jul-19	Jun-22
Canceled shares	-	2019	Executives	Jul-19	Jun-22
Balance Plans on December 31, 2019	123,158

ii.	Long-Term Incentive Plan – Pi Investments

The agreed values of the ILP for each participant will be obtained based on determination of the achievement of indicators in two moments: 2020 and 2021.

Indicators 2020	Indicators 2021
Active Clients - Clients with average monthly balance	Active Clients - Clients with average monthly balance
Clients Base (AuM) - Distributed volume including balance account	Clients Base (AuM) - Distributed volume including balance account
Revenue 2020	Revenue 2021
BAI (Indicador de Lucro antes do Imposto)

This is a retention plan for key positions where the participant must remain active until the payment date.

Payment will be made in SANB11 shares, 50% in March / 2022 and 50% in March / 2023, with lockup of 1 year after each payment and subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in case of non-compliance with internal regulations and exposure to excessive risks.

iii.	ILP Ben

The agreed values of the ILP for each participant will be obtained based on determination of the achievement of indicators in two moments: 2020 and 2021.

Indicators
Number of Corporate Clients
Number of Personal Clients
Number of Accredited Establishments
Revenue
BAI (Earnings before Tax indicator)

This is a retention plan for key positions where the participant must remain active until the payment date.

Payment will be made in SANB11 shares, 50% in March / 2022 and 50% in March / 2023, with lockup of 1 year after each payment and subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in case of non-compliance with internal regulations and exposure to excessive risks.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

b.2) Global Program

In 2019, were not recognized daily pro-rata expenses (2018 - R$5,726 e 2017 – R$4,797), for total plans of the Global Program.

b.3) Variable Remuneration based in shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The Banco Santander variable remuneration plan is divided into 2 programs: (i) Identified Collective and (ii) Unidentified Collective.

a) Collective Identified - Participants of the Executive Committee, Statutory Directors and other executives who take significant risks in the Bank and are responsible for the control areas. The deferral will be half in cash, 50% indexed by 100% of CDI and 50% in shares (SANB11). On the exercise ended on December 31, 2019, was recorded loss amounted to R$98,441 (2018 - R$50,896 and 2016 - R$81,838), regarding the provision of the deferral plan in shares.

b) Collective Unidentified - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed by 100% of CDI. On the year ended on December 31, 2019, there were expense of R$104,068 (2018 - R$74,871 and 2016 - R$124,926).

41.	Other general administrative expenses

a) Breakdown

The detail of other general administrative expenses is as follows:

Thousand of reais	2019	2018	2017

General maintenance expenses	748,196	1,330,549	1,284,490
Technology maintenance expenses	2,058,619	1,786,416	1,364,720
Advertising	712,855	621,645	617,563
Communications	472,873	457,323	593,272
Per diems and travel expenses	140,016	127,277	106,956
Taxes other than income tax	112,012	88,977	122,570
Surveillance and cash courier services	630,585	617,129	630,466
Insurance premiums	34,778	29,434	27,289
Specialized and technical services	2,172,566	2,089,614	1,901,056
Technical reports	360,990	359,468	370,546
Others specialized and technical services	1,811,577	1,730,146	1,530,510
Other administrative expenses (1)	531,312	437,767	534,935
Total	7,613,812	7,586,131	7,183,317

(1) In December 31, 2019, includes mainly Data Processing Expenses in the balance of R$2.392 (2018 – R$67.724 and 2017 - R$73.664), Service Expenses in the balance of R$2.172 (2018 - revenue of R$26.852 and 2017 - R$87.199), Expenses with Benefit Guarantor Fund - FGB R$53.548 (2018 – R$34.996 and 2017 - R$5.334), Interest on Own Capital R$0 (2018 – R$38.006 and 2017 - R$20.826) and Recovery of Charges and Expenses R$97.426 (2018 – R$92.408 and 2017 – R$89.409).

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Millions of Reais	2019	2018	2017

Audit of the annual financial statements of the companies audited by external audit (1)(2) (constant scope of consolidation)	25.2	19.9	17.5
Audit Related	0.1	0.5	3.9
Others	0.3	0.1	1.3
Total	25.6	20.5	22.7

(1) In 2019, it includes R$ 1.9 million and R$ 1.8 million referring to the audit work for the 2017 and 2018 fiscal year. In 2017, includes R$2.3 million, referred to the audit work of 2016 fiscal year.

The approximate value of taxes according to law 12.741/2012 totaled R$3.6 million (2018 - R$2.9 million e 2017 - R$3.7million).

Services provided by other audit firms totaled R$1.2 million (2018 - R$1.3 million e 2017 - R$13.2 million).

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

42.	Gains or losses on non financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousand of reais	2019	2018	2017

Gains	55,709	11,627	1,798
Tangible and intangible assets	55,709	11,627	1,798
Losses	(45,063)	(37,103)	(66,100)
Tangible and intangible assets	(45,063)	(37,103)	(13,719)
Investments (1)	-	-	(52,381)
Total	10,646	(25,476)	(64,302)

(1) In 2017, includes the amount of R$41,999 related to the sale of BW Guirapá I S.A.

43.	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

On December 31, 2019, revenue of R$10 million is mainly comprised of an expense of R$16 million with the constitution of a provision for losses on other values and assets, net of the reversal of the provision for loss of recoverable value of properties, constitution of a provision for losses on other values and assets and revenue of R$34 million resulting from the sale of assets received in the credit recovery processes with customers, and on December 31, 2018, mainly includes R$104 million in revenue from the reversal of provision for loss of recoverable value of properties, constitution of provision for losses on other values and assets and a R$78 million result on the sale of assets received in the credit recovery processes with customers and on December 31, 2017 mainly includes R$272 million of provisions for devaluations on properties, based on appraisal reports prepared by external consultants the specialized.

44.	Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete The following table summarizes at December 31, 2019, 2018 and 2017 all of the guarantees.

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

Thousand of reais	2019	2018	2017

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	41,870,332	39,081,803	40,729,544
Financial guarantees	29,397,344	27,216,418	37,007,057
Performance guarantees	1,009,367	907,856	486,091
Financial letters of credit	11,387,788	10,860,425	3,110,918
Other	75,833	97,104	125,478
Other contingent exposures	2,442,235	3,178,671	1,915,492
Documentary Credits	2,442,235	3,178,671	1,915,492
Total Contingent Liabilities	44,312,567	42,260,474	42,645,036

Commitments
Loan commitments drawable by third parties (1)	125,876,671	122,652,229	106,913,219
Total Commitments	125,876,671	122,652,229	106,913,219

Total	170,189,238	164,912,704	149,558,255

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

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$285,218 (2018 - R$330,018 e 2017 - R$446,143)

b) Off-balance funds under management

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

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

Thousand of reais	2019	2018	2017

Funds under management	2,034,999	1,896,689	1,747,623
Managed Funds	230,199,261	200,366,261	188,728,634
Total	232,234,260	202,262,950	190,476,257

c) Third-party securities held in custody

On December 31, 2019, the Bank held in custody debt securities and equity instruments totaling R$27,283,548 (2018 - R$34,040,742 e 2017 - R$40,459,429) entrusted to it by third parties.

d) Residual maturity

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

							2019
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	6,549,535	13,577,829	-	-	-	-	20,127,364
Debt instruments	7,747,516	1,174,094	22,926,088	45,058,398	35,118,355	61,307,480	173,331,930
Equity instruments	-	-	-	-	-	2,358,229	2,358,229
Loans and amounts due from credit institutions	69,135,371	1,943,291	21,064,571	14,525,161	2,411,265	153,469	109,233,128
Loans and advances to customer	9,451,762	84,839,695	43,180,508	89,624,089	34,092,967	65,510,459	326,699,480
Derivatives	6,806,370	1,893,308	2,649,730	3,546,082	1,950,678	3,599,566	20,445,734
Total	99,690,554	103,428,217	89,820,897	152,753,730	73,573,265	132,929,202	652,195,865

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

							2019
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	390,626	16,584,181	49,097,816	25,655,631	4,877,076	2,666,086	99,271,415
Customer deposits(1)	69,048,756	130,872,214	76,244,908	43,395,748	16,923,318	29,654	336,514,597
Marketable debt securities (1)	-	10,675,356	695,071	37,268,809	3,900,484	21,162,755	73,702,474
Debt Instruments Eligible to Compose Capital	-	170,939	-	10,005,022	-	-	10,175,961
Other financial liabilities	10,334	24,360,724	14,509,911	16,678,725	4,717	1,542	55,565,954
Short positions	-	4,748,545	1,554,274	1,256,416	3,747,700	12,528,718	23,835,653
Derivatives	6,776,746	4,345,286	406,383	4,696,823	2,502,040	3,702,699	22,429,977
Total	76,226,461	191,757,244	142,508,363	138,957,174	31,955,334	40,091,454	621,496,030
Difference (assets less liabilities)	23,464,093	(88,329,027)	(52,687,466)	13,796,556	41,617,931	92,837,748	30,699,835

							2018
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	31,323,554	392,791	-	-	-	-	31,716,345
Debt instruments	27,402	51,255,820	25,903,428	13,186,253	26,367,903	58,692,609	175,433,415
Equity instruments	839,620	34,420	231,576	-	-	-	1,105,616
Loans and amounts due from credit institutions	57,528,022	8,449,138	844,658	12,739,730	11,371	34,082	79,607,001
Loans and advances to customer	-	111,595,396	75,100,836	63,043,973	21,397,689	29,934,313	301,072,207
Derivatives	-	13,815,791	1,240,161	1,114,446	1,074,875	1,118,173	18,363,446
Total	89,718,598	185,543,356	103,320,659	90,084,402	48,851,838	89,779,177	607,298,030

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	1,139	55,872,675	18,564,342	19,850,530	2,598,172	2,135,948	99,022,806
Customer deposits(1)	65,241,618	102,942,180	76,987,570	42,399,934	16,624,469	2,029	304,197,800
Marketable debt securities(1)	-	11,104,594	26,741,036	22,479,019	5,854,091	8,447,492	74,626,232
Subordinated liabilities	9,885,607	-	-	-	-	-	9,885,607
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,779,944	9,779,944
Other financial liabilities	66,265	31,566,995	35,648	18,086,272	-	27,600	49,782,780
Financial liabilities held for trading:
Short positions	206,423	-	1,139,847	31,349,407	-	-	32,695,677
Derivatives	-	7,639,956	7,723,730	1,069,718	604,593	1,428,838	18,466,835
Total	75,401,052	209,126,400	131,192,173	135,234,880	25,681,325	21,821,851	598,457,681
Difference (assets less liabilities)	14,317,546	(23,583,044)	(27,871,514)	(45,150,478)	23,170,513	67,957,326	8,840,349

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

							2017
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	20,642,321	13,482,432	-	-	-	-	34,124,753
Debt instruments	609,220	1,887,278	21,978,394	31,669,850	19,379,308	45,731,067	121,255,117
Equity instruments	66,187	124,304	305,073	842,090	-	292,121	1,629,775
Loans and amounts due from credit institutions	38,137,344	15,235,629	182,721	10,382,061	18,166	1,253,981	65,209,902
Loans and advances to customer	31,065,824	70,301,530	61,286,539	63,375,203	17,796,364	28,594,697	272,420,157
Derivatives	-	426,577	1,034,248	9,470,073	4,357,636	1,974,354	17,262,888
Total	90,520,896	101,457,750	84,786,975	115,739,277	41,551,474	77,846,220	511,902,592

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	394,396	21,636,392	44,696,680	6,797,838	2,717,941	3,131,438	79,374,685
Customer deposits(1)	64,512,105	103,511,031	48,339,761	42,494,421	17,176,009	8,814	276,042,141
Marketable debt securities(1)	-	14,315,305	35,636,549	17,923,372	1,491,866	879,920	70,247,012
Subordinated liabilities	-	-	519,230	-	-	-	519,230
Debt Instruments Eligible to Compose Capital	-	114,104	-	-	-	8,322,797	8,436,901
Other financial liabilities	11,710,943	30,985,465	1,537,689	26,638	-	-	44,260,735
Financial liabilities held for trading:
Short positions	-	-	466,000	8,960,806	7,476,079	15,905,507	32,808,392
Derivatives	-	769,619	975,945	8,244,193	4,239,198	2,448,531	16,677,486
Total	76,617,444	171,331,916	132,171,854	84,447,268	33,101,093	30,697,007	528,366,582
Difference (assets less liabilities)	13,903,452	(69,874,166)	(47,384,879)	31,292,009	8,450,381	47,149,213	(16,463,990)

(1) Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2019		2018		2017
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and reserves at the Central Bank of Brazil	15,359,225	-	6,947,282	-	126,022	-
Financial asset/liabilities for trading	-	-	-	-	626,101	2,982,336
Financial ssets/liabilities measured at fair value through profit or loss held for trading	3,349,879	3,210,360	1,211,296	101,833	-	-
Available-for-sale financial assets	-	-	-	-	11,665,952	-
Financial assets measured at fair value through other comprehensive income	20,386,034	-	7,049,727	-	-	-
Loans and receivables	-	-	-	-	18,703,454	-
Financial assets/liabilities measured at amortized cost	68,996,884	44,140,284	17,912,203	35,567,194	-	36,306,000
Total	108,092,022	47,350,644	33,120,508	35,669,027	31,121,529	39,288,336

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

The total of the future minimum payments of non-cancellable operating leases is shown below:

	2019	2018	2017

Up to 1 Year	651.207	670.553	624.424
Between1 to 5 Years	1.492.289	1.435.970	1.545.101
More than 5 Years	147.125	167.868	288.420
	2.290.621	2.274.391	2.457.945

Additionally, Banco Santander has contracts without maturity dates, totaling R$918 (2018 - R$674) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2019 fiscal year were R$700,958 (2018 - R$683,011).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

g) Contingent assets

On December 31, 2019, 2018 and 2017 no contingent assets were recorded.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The income statements and other significant data are as follows:

Thousand of reais	2019

Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	42,043,774	2,277,333	44,321,107
Income from equity instruments	4,864	14,069	18,933
Income from companies accounted for by the equity method	149,488	-	149,488
Net fee and commission income	13,923,272	1,789,880	15,713,152
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,541,343)	1,215,351	(325,992)
Other operating expense (net)	(1,069,052)	(38,668)	(1,107,720)
TOTAL INCOME	53,511,003	5,257,965	58,768,968
Personnel expenses	(8,554,254)	(773,460)	(9,327,714)
Other administrative expenses	(7,139,828)	(473,984)	(7,613,812)
Depreciation and amortization	(2,297,010)	(94,847)	(2,391,857)
Provisions (net)	(3,668,709)	(12,877)	(3,681,586)
Impairment losses on financial assets (net)	(13,423,361)	53,455	(13,369,906)
Impairment losses on non-financial assets (net)	(73,216)	(58,219)	(131,435)
Other non-financial gains (losses)	20,489	-	20,489
OPERATING PROFIT BEFORE TAX (1)	18,375,114	3,898,033	22,273,147
Currency Hedge(1)	1,264,279	-	1,264,279
ADJUSTED OPERATING INCOME BEFORE TAX (1)	19,639,393	3,898,033	23,537,426

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2018

Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	39,390,512	2,530,830	41,921,342
Income from equity instruments	9,974	22,649	32,623
Income from companies accounted for by the equity method	65,958	-	65,958
Net fee and commission income	12,537,112	1,595,047	14,132,159
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(6,752,093)	1,162,820	(5,589,273)
Other operating expense (net)	(965,466)	(90,384)	(1,055,850)
TOTAL INCOME	44,285,998	5,220,961	49,506,959
Personnel expenses	(8,404,198)	(801,809)	(9,206,007)
Other administrative expenses	(7,186,035)	(400,096)	(7,586,131)
Depreciation and amortization	(1,637,484)	(102,475)	(1,739,959)
Provisions (net)	(1,947,578)	(52,026)	(1,999,604)
Impairment losses on financial assets (net)	(12,419,979)	(293,456)	(12,713,435)
Impairment losses on non-financial assets (net)	(450,201)	(58,109)	(508,310)
Other non-financial gains (losses)	156,258	-	156,258
OPERATING PROFIT BEFORE TAX (1)	12,396,779	3,512,992	15,909,771
Currency Hedge(1)	5,867,320	-	5,867,320
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,264,099	3,512,992	21,777,091

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of reais	2017

Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	32,392,239	2,554,250	34,946,489
Income from equity instruments	83,120	-	83,120
Income from companies accounted for by the equity method	71,551	-	71,551
Net fee and commission income	11,261,952	1,459,916	12,721,868
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(25,628)	1,599,774	1,574,146
Other operating expense (net)	(640,522)	(31,491)	(672,013)
TOTAL INCOME	43,142,712	5,582,449	48,725,161
Personnel expenses	(8,166,562)	(770,716)	(8,937,278)
Other administrative expenses	(7,011,740)	(171,577)	(7,183,317)
Depreciation and amortization	(1,560,465)	(101,782)	(1,662,247)
Provisions (net)	(3,190,388)	(118,851)	(3,309,239)
Impairment losses on financial assets (net)	(11,232,902)	(1,105,398)	(12,338,300)
Impairment losses on non-financial assets (net)	(435,960)	(20,751)	(456,711)
Other non-financial gains (losses)	(324,385)	-	(324,385)
OPERATING PROFIT BEFORE TAX (1)	11,220,310	3,293,374	14,513,684
Currency Hedge(1)	809,694	-	809,694
ADJUSTED OPERATING INCOME BEFORE TAX (1)	12,030,004	3,293,374	15,323,378

(1) Includes, in the Commercial Bank, the currency hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under “on financial assets and liabilities "fully offset in the line of Taxes.

	2019
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	677,139,468	85,097,984	762,237,452
Loans and advances to customers	259,644,994	67,054,486	326,699,480
Customer deposits	253,313,187	83,201,410	336,514,597

	2018
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	646,128,672	77,736,335	723,865,007
Loans and advances to customers	236,792,060	64,280,147	301,072,207
Customer deposits	227,689,079	76,508,721	304,197,800

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

	2017
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	580,090,402	65,612,637	645,703,039
Loans and advances to customers	217,539,344	54,880,813	272,420,157
Customer deposits	225,926,433	50,115,708	276,042,141

46.	Related party transactions

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

a) Key-person management compensation

The Board of Directors' meeting, held on March 27, 2019 approved, in accordance with the Compensation Committee the maximum global compensation proposal for the directors (Board of Directors and Executive Officers) overall amounting to R$400,000 for the 2019 financial year, covering fixed remuneration, variable and equity-based and other benefits. The proposal was approved by the extraordinary stockholders' meeting (ESM) held on April 26, 2019.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousand of reais	2019	2018	2017

Fixed Compensation	89,518	90,580	83,633
Variable Compensation - in cash	70,816	48,526	42,718
Variable Compensation - in shares	80,832	34,155	34,567
Others (1)	46,937	54,494	11,919
Total Short-Term Benefits	288,103	227,755	172,837
Variable Compensation - in cash	92,704	31,797	31,268
Variable Compensation - in shares	102,046	30,060	34,455
Total Long-Term Benefits	194,750	61,857	65,723
Total (2)	482,853	289,612	238,560

(1) In the first half of 2018, the Management of Banco Santander decided to carry out an early initiative, which was practiced by the Bank's liberality.

(2) R$310,688 refers to the amount recognized as an expense for the year ended December 31, 2019 (2018 – R$114,588) and R$172,165 refers to deferred expense from previous years approved on each respective year (2018 – R$175,024), by Banco Santander and its subsidiaries to their Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate. The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

Additionally, in the exercise ended on December 31, 2019, withholding taxes were collected on management compensation in the amount of R$33,912 (2018 - R$36,356 and 2017 - R$30,713).

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

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2019, 2018 and 2017:

	2019
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Directors (*)	4,525	0.1%	4,524	0.1%	9,049	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total	3,801,993	99.6%	3,663,133	99.5%	7,465,126	99.6%
Treasury shares	16,702	0.4%	16,702	0.5%	33,404	0.4%
Total	3,818,695	100.0%	3,679,835	100.0%	7,498,530	100.0%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

	2018
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Directors (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Others	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

	2017
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.6%	519,268	14.1%	1,041,232	13.9%
Employees	3,551	0.1%	3,556	0.1%	7,107	0.1%
Administrators (*)	4,016	0.1%	4,016	0.1%	8,032	0.1%
Others	366,063	9.6%	393,862	10.7%	759,925	10.1%
Total	3,812,850	99.8%	3,673,991	99.8%	7,486,841	99.8%
Treasury shares	5,845	0.2%	5,845	0.2%	11,690	0.2%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	369,614	9.7%	397,418	10.8%	767,032	10.2%

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

Beginning in 2018, transactions and balances with key management personnel are shown. The main transactions and balance are as follows:

Thousand of reais	2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	5,294,152	4,387,013	874,668
Financial assets for trading	(763,547)	-	(113,931)
Banco Santander, S.A. – Espanha	(763,547)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(113,931)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	5,896,120	-	70,261
Banco Santander Espanha (3) (4)	5,896,120	-	-
Banco Santander Totta, S.A. (2)	-	-	7,921
Bank Zachodni (2)	-	-	94
Santander UK plc	-	-	16,701
Banco Santander, S.A. – México (2)	-	-	45,545
Loans and advances to customers	912	20,367	884,696
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	814,320
Zurich Santander Brasil Seguros S.A. (5)	-	-	58,778
Webmotors S.A.	-	20,367	-
Banco Santander Espanha (1)	912	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Key Management Personnel (8)	-	-	11,284
Loans and other values with credit institutions (1)	86,638	4,365,518	192
Banco Santander – Espanha	86,638	-	-
Banco RCI Brasil S.A.	-	4,365,518	-
Santander Global Technology, S.L., SOCI	-	-	192
Other Assets	74,029	1,128	28,476
Banco Santander – Espanha	74,029	-	-
Banco RCI Brasil S.A.	-	1,128	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	28,476
Guarantees and Limits	-	-	4,974
Key Management Personnel (8)	-	-	4,974

Liabilities	(17,105,753)	(169,103)	(1,529,828)
Deposits of Brazil Central Bank and deposits of credit institutions	(42,060)	(167,017)	(20,571)
Banco Santander, S.A. – Espanha	(42,060)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(20,571)
Banco RCI Brasil S.A.	-	(167,017)	-
Securities	-	-	(89,074)
Key Management Personnel	-	-	(89,074)
Customer deposits	-	(2,086)	(1,008,416)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(199,934)
Santander Brasil Gestão de Recursos Ltda	-	-	(332,916)
Webmotors S.A.	-	(2,082)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(404,427)
Santander Brasil Asset (2)	-	-	(16,762)
Key Management Personnel	-	-	(36,104)
Others	-	(4)	(18,273)
Other financial liabilities - Dividends and interest on capital Payable	(6,874,602)	-	(12,226)
Banco Santander Espanha	(1,067,623)	-	-
Grupo Empresarial Santander, S.L. (1)	(2,177,207)	-	-
Sterrebeeck B.V. (1)	(3,629,772)	-	-
Banco Madesant	-	-	(1,948)
Key Management Personnel (7)	-	-	(10,278)
Other Payables	(13,130)	-	(399,541)
Banco Santander Espanha	(13,130)	-	-
Santander Brasil Asset (2)	-	-	(7,203)
Santander Securities Services Brasil DTVM S.A.	-	-	(5,066)
Zurich Santander Brasil Seguros e Previdência S.A. (5)	-	-	(21,219)
Key Management Personnel	-	-	(357,249)
Others	-	-	(8,804)
Debt Instruments Eligible to Compose Capital	(10,175,961)	-	-
Banco Santander Espanha	(10,175,961)	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais	2018
	Parent (1)	Joint-controlled companies		Other Related-Party (2)

Assets	8,169,537	3,112,734		1,381,770
Financial assets for trading - Derivatives net	(72,815)	205,337		266,027
Banco Santander, S.A. – Espanha	(72,815)	-		-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-		266,027
Banco RCI Brasil S.A.	-	205,337		-
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,194,590	-		146,988
Banco Santander Espanha (3) (5)	8,194,590	-		-
Banco Santander Totta, S.A. (2)	-	-		7,883
Abbey National Treasury Services Plc (2)	-	-		87,260
Bank Zachodni (2)	-	-		193
Santander UK plc	-	-		46,615
Banco Santander, S.A. – México (2)	-	-		5,037
Loans and advances to customers	347	-		966,462
Zurich Santander Brasil Seguros e Previdência S.A.	-	-		913,875
Zurich Santander Brasil Seguros S.A.	-	-		45,851
Banco Santander Espanha (1)	347	-		-
Isban Mexico, S.A. de C.V.	-	-		122
Gesban Servicios Administrativos Globales, S.L.	-	-		23
Santander Brasil Gestão de Recursos Ltda	-	-		169
Santander Securities Services Brasil Participações S.A. (2)	-	-		927
Key Management Personnel	-	-		5,495
Loans and other values with credit institutions (1)	15,143	2,905,947		2,293
Banco Santander – Espanha	15,143	-		-
Banco RCI Brasil S.A.	-	2,905,947		-
BHJV Assessoria e Consultoria em Gestão Empresarial LTDA	-	-		10
Produban Brasil Tecnologia	-	-		2,091
Santander Global Technology, S.L., SOCI	-	-		192
Other Assets	32,272	1,450		-
Banco Santander Espanha	32,272	-		-
Banco RCI Brasil S.A.	-	1,450		-

Liabilities	(23,166,005)	(38,380)	-	(2,975,342)
Deposits of Brazil Central Bank and deposits of credit institutions	(107,084)	(36,871)		(1,410,619)
Banco Santander Espanha (4)	(107,084)	-		-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-		(1,151,399)
Banco Santander Río S.A. (2)	-	-		(259,220)
Banco RCI Brasil S.A.	-	(36,871)		-
Securities obligations	-	-		(96,133)
Key Management Personnel	-	-		(96,133)
Customer deposits	-	(1,509)		(1,134,675)
Santander Securities Services Brasil Participações S.A. (2)	-	-		(58,968)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-		(234,249)
Gestora de Inteligência de Crédito	-	-		(190,674)
Santander Brasil Gestão de Recursos Ltda	-	-		(126,988)
Webmotors S.A.	-	(1,509)		-
Santander Securities Services Brasil DTVM S.A.	-	-		(427,209)
Santander Brasil Asset (2)	-	-		(18,639)
Key Management Personnel	-	-		(37,889)
Others	-	-		(40,059)
Other financial liabilities - Dividends and interest on capital Payable	(3,922,473)	-		(5,544)
Banco Santander Espanha	(609,159)	-		-
Grupo Empresarial Santander, S.L. (1) (2)	(1,242,259)	-		-
Sterrebeeck B.V. (1) (2)	(2,071,055)	-		-
Banco Madesant (2)	-	-		(1,112)
Key Management Personnel	-	-		(4,432)
Other Payables	(9,603)	-		(424,504)
Banco Santander – Espanha	(9,603)	-		-
Santander Brasil Asset	-	-		(14,476)
Santander Securities Services Brasil DTVM S.A.	-	-		(4,291)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-		(16,924)
Key Management Personnel	-	-		(381,292)
Others	-	-		(7,521)
Debt Instruments Eligible to Compose Capital	(19,126,845)	-		-
Banco Santander Espanha	(19,126,845)	-		-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais	2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	8,214,739	1,214,312	926,994
Financial assets for trading - Derivatives net	(173,065)	-	(74,873)
Banco Santander Espanha	(173,065)	-	-
Abbey National Treasury Services Plc (2)	-	-	(71,672)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(3,201)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,363,038	-	76,009
Banco Santander Espanha (3) (5)	8,363,038	-	-
Banco Santander Totta, S.A. (2)	-	-	2,733
Abbey National Treasury Services Plc (2)	-	-	71,751
Bank Zachodni (2)	-	-	177
Banco Santander, S.A. – México (2)	-	-	1,348
Loans and advances to customers	132	9,661	925,858
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	925,835
Abbey National Treasury Services Plc (2)	-	-	23
Banco Santander Espanha (1)	132	-	-
Webmotors S.A.	-	9,661	-
Loans and other values with credit institutions (1)	23,896	1,203,032	-
Banco Santander Espanha	23,896	-	-
Banco RCI Brasil S.A.	-	1,203,032	-
Other Assets	738	1,619	-
Banco Santander Espanha	738	-	-
Banco RCI Brasil S.A.	-	1,619	-

Liabilities	(12,360,383)	(57,221)	(2,107,677)
Deposits of Brazil Central Bank and deposits of credit institutions	(387,937)	(47,423)	(1,862,058)
Banco Santander Espanha (4)	(387,937)	-	-
Santander Securities Services Brasil DTVM S.A.	-	-	(300,074)
Santander Brasil Asset	-	-	(16,766)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,543,752)
Banco Santander, S.A. – Uruguay (2)	-	-	(1,466)
Banco RCI Brasil S.A.	-	(47,423)	-
Customer deposits	-	(9,798)	(222,473)
ISBAN Brasil S.A. (2)	-	-	(20,893)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(71,947)
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.) (2)	-	-	(34,410)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(55,935)
Santander Brasil Gestão de Recursos Ltda	-	-	(32,334)
Webmotors S.A.	-	(9,798)	-
Others	-	-	(6,954)
Other financial liabilities - Dividends and interest on capital Payable	(3,992,820)	-	(1,132)
Banco Santander Espanha	(620,264)	-	-
Grupo Empresarial Santander, S.L. (1) (2)	(1,264,470)	-	-
Sterrebeeck B.V. (1) (2)	(2,108,086)	-	-
Banco Madesant (2)	-	-	(1,132)
Other Payables	(2,050)	-	(22,014)
Banco Santander – Espanha	(2,050)	-	-
Santander Brasil Asset	-	-	(69)
ISBAN Brasil S.A. (2)	-	-	237
Produban Servicios Informáticos Generales, S.L. (Produban Espanha) (2)	-	-	(905)
Santander Securities Services Brasil DTVM S.A.	-	-	6,762
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(27,748)
Others	-	-	(291)
Debt Instruments Eligible to Compose Capital	(7,977,576)	-	-
Banco Santander Espanha	(7,977,576)	-	-

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

(2) Refers to the Company's subsidiaries (Banco Santander Spain).

(3) In December 31, 2019, refers to the cash of R$1,089,578 (2018 - R$1,515,437 e 2017 - R$587,531).

(4) On December 31, 2019, include foreign currency investments (overnight applications) due on January 2, 2019 in the amount of R$4,111,489 (2018 - R$6,583,716 e 2017 - R$7,384,335) and interest of 1.53% p.a held at Santander Brasil EFC, Banco Santander Brasil and its Grand Cayman Branch.

(5) Significant influence of Banco Santander Espanha.

(6) Of the total dividends resolved in 2019, R$13,553 is allocated to the Key Management Personnel, remaining to pay the provisioned amount.

(7) The balance with key management personnel refers to operations contracted before the term of the mandates.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais	2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(1,458,386)	226,141	1,254,022
Interest and similar income - Loans and amounts due from credit institutions	109,530	218,661	630
Banco Santander Espanha	109,530	-	-
Banco RCI Brasil S.A.	-	218,661	-
Key Management Personnel	-	-	630
Guarantees and Limits	-	-	24
Key Management Personnel	-	-	24
Interest expense and similar charges - Customer deposits	-	(25)	(27,433)
Santander Brasil Gestão de Recursos Ltda	-	-	(16,387)
Gestora de Inteligência de Crédito	-	-	(3,275)
Webmotors S.A.	-	(25)	-
Key Management Personnel	-	-	(7,747)
Others	-	-	(24)
Interest expense and similar charges - Deposits from credit institutions	(174)	(3,375)	(96,579)
Banco Santander – Espanha	(174)	-	-
Banco RCI Brasil S.A. (6)	-	(3,375)	-
SAM Brasil Participações	-	-	(37)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(67,821)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(27,595)
Santander Asset Management, S.A. SGIIC.	-	-	(1,126)
Fee and commission income (expense)	2,310	10,418	2,635,325
Banco Santander – Espanha	2,310	-	-
Banco RCI Brasil S.A. (6)	-	10,201	-
Banco Santander International	-	-	35,294
Webmotors S.A.	-	217	-
Zurich Santander Brasil Seguros S.A.	-	-	231,920
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,356,596
Key Management Personnel	-	-	343
Others	-	-	11,172
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(724,169)	462	44,858
Banco Santander, S.A. – Espanha	(724,169)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(598)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(2,297)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	43,858
Key Management Personnel	-	-	168
Others	-	462	3,727
Administrative expenses and Amortization	(153,332)	-	(1,283,788)
Banco Santander, S.A. – Espanha	(153,332)	-	-
ISBAN Chile S.A.	-	-	(28)
Aquanima Brasil Ltda.	-	-	(32,032)
TECBAN - Tecnologia Bancaria Brasil	-	-	(345,610)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(49,241)
Santander Global Technology, S.L., SOCI	-	-	(336,952)
Key Management Personnel	-	-	(482,852)
Others	-	-	(37,073)
Others Administrative expenses - Donation	-	-	(19,015)
Fundação Santander	-	-	(1,615)
Instituto Escola Brasil	-	-	(1,300)
Fundação Sudameris	-	-	(16,100)
Debt Instruments Eligible to Compose Capital	(692,551)	-	-
Banco Santander Espanha (2)(8)	(692,551)	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais	2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(972,799)	192,889	1,323,622
Interest and similar income - Loans and advances to customers	272,500	273,332	1,541
Key Management Personnel	-	-	461
Interest and similar income - Loans and amounts due from credit institutions	136,250	136,666	1,080
Banco Santander Espanha	136,250	-	-
Banco RCI Brasil S.A. (6)	-	136,666	-
Abbey National Treasury Services Plc	-	-	157
Cibrasec	-	-	923
Interest expense and similar charges - Customer deposits	-	(92)	(23,146)
ISBAN Brasil S.A.	-	-	(90)
Santander Brasil Gestão de Recursos Ltda	-	-	(8,329)
Santander Cultural	-	-	(36)
Gestora de Inteligência de Crédito	-	-	(5,743)
Webmotors S.A.	-	(92)	-
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.)	-	-	(215)
Key Management Personnel	-	-	(8,707)
Others	-	-	(27)
Interest expense and similar charges - Deposits from credit institutions	(6,889)	(5,871)	(134,896)
Banco Santander – Espanha	(6,889)	-	-
Banco RCI Brasil S.A. (6)	-	(5,871)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(26,378)
SAM Brasil Participações	-	-	(47)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(102,928)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(4,442)
Santander Asset Management, S.A. SGIIC.	-	-	(1,101)
Fee and commission income (expense)	6,213	32,960	2,653,014
Banco Santander – Espanha	6,213	-	-
Banco RCI Brasil S.A. (6)	-	31,981	-
Banco Santander International	-	-	30,789
Webmotors S.A.	-	979	-
Zurich Santander Brasil Seguros S.A.	-	-	300,868
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,302,295
Key Management Personnel	-	-	355
Others	-	-	18,707
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(680,903)	29,226	(199,985)
Banco Santander, S.A. – Espanha	(680,903)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(210,324)
Abbey National Treasury Services Plc	-	-	(17,726)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	1,312
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	40,305
Banco RCI Brasil S.A. (6)	-	29,226	-
Key Management Personnel	-	-	239
Others	-	-	(13,791)
Administrative expenses and Amortization	-	-	(952,432)
ISBAN Brasil S.A.	-	-	(14,210)
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.)	-	-	(33,567)
ISBAN Chile S.A.	-	-	(24)
Aquanima Brasil Ltda.	-	-	(30,021)
TECBAN - Tecnologia Bancaria Brasil	-	-	(313,433)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(46,884)
Santander Global Technology, S.L., SOCI	-	-	(175,466)
Key Management Personnel	-	-	(289,612)
Others	-	-	(49,216)
Others Administrative expenses - Donation	-	-	(20,013)
Santander Cultural	-	-	(2,748)
Fundação Santander	-	-	(1,330)
Fundação Sudameris	-	-	(15,935)
Debt Instruments Eligible to Compose Capital	(427,470)	-	-
Banco Santander Espanha (2)(8)	(427,470)	-	-

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Thousand of Reais	2017
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	389,663	126,781	1,210,444
Interest and similar income - Loans and amounts due from credit institutions	87,217	87,381	1,417
Banco Santander Espanha	87,217	-	-
Banco RCI Brasil S.A. (6)	-	87,381	-
Abbey National Treasury Services Plc	-	-	879
Cibrasec	-	-	538
Interest expense and similar charges - Customer deposits	-	(4,486)	(41,026)
ISBAN Brasil S.A.	-	-	(2,145)
Santander Securities Services Brasil Participações S.A.	-	-	(6,190)
Santander Brasil Gestão de Recursos Ltda	-	-	(6,636)
Santander Securities Services Brasil DTVM S.A	-	-	(24,344)
Santander Cultural	-	-	(69)
Webmotors S.A.	-	(4,486)	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(1,547)
Others	-	-	(95)
Interest expense and similar charges - Deposits from credit institutions	(13,038)	(3,026)	(113,569)
Banco Santander – Espanha	(13,038)	-	-
Banco RCI Brasil S.A. (6)	-	(3,026)	-
SAM Brasil Participações	-	-	(95)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(112,211)
Santander Asset Management, S.A. SGIIC.	-	-	(1,263)
Fee and commission income (expense)	(5,099)	14,999	2,453,179
Banco Santander – Espanha	(5,099)	-	-
Banco RCI Brasil S.A. (6)	-	14,996	-
Banco Santander International	-	-	20,480
Webmotors S.A.	-	3	-
Zurich Santander Brasil Seguros S.A.	-	-	295,508
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,134,755
Others	-	-	2,436
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	592,919	31,913	(39,534)
Banco Santander, S.A. – Espanha	592,919	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(79,480)
Abbey National Treasury Services Plc	-	-	23,843
Banco RCI Brasil S.A. (6)	-	31,913	-
Santander Securities Services Brasil DTVM S.A.	-	-	(26,102)
Santander Investment Securities Inc.	-	-	(13,492)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	52,981
Zurich Santander Brasil Seguros S.A.	-	-	1,788
Others	-	-	928
Administrative expenses and Amortization	(50,271)	-	(1,028,750)
Banco Santander, S.A. – Espanha	(50,271)	-	-
ISBAN Brasil S.A.	-	-	(337,161)
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.)	-	-	(242,191)
ISBAN Chile S.A.	-	-	(23)
Aquanima Brasil Ltda.	-	-	(25,638)
TECBAN - Tecnologia Bancaria Brasil	-	-	(262,046)
Produban Servicios Informaticos Generales, S.L.	-	-	(46,494)
Ingeniería de Software Bancario, S.L.	-	-	(70,385)
Santander Securities Services Brasil DTVM S.A.	-	-	(42,603)
Others	-	-	(2,209)
Others Administrative expenses - Donation	-	-	(21,273)
Santander Cultural	-	-	(3,513)
Fundação Santander	-	-	(1,837)
Instituto Escola Brasil	-	-	(873)
Fundação Sudameris	-	-	(15,050)
Debt Instruments Eligible to Compose Capital	(222,065)	-	-
Banco Santander Espanha (2)(8)	(222,065)	-	-

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

• Policies and procedures definition that are part of the Regulatory Framework Risk, which regulates the risk activities and processes. They follow the instructions of the Board of Directors, the regulations of the BACEN in order to protect the capital and ensure business' profitability.

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

a) Corporate Governance of the Risk Function

The structure of Banco Santander’s Risk Committee is defined while respecting local legal and regulatory environment.

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

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, model risk management and non-financial risks. The credit risk management structure is composed by directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision, as well as the Group's headquarters in Spain. There is

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

an area responsible for the attendance to regulators, external and internal auditors.

It has a department called ERM-Enterprise Risk Management, which includes a set of transverse functions of all risk factors necessary for an adequate risk management.. This structure includes the areas of Methodology & Basel Project (model development and parameterization); Decision engines; Credit Risk Control; Risk Control and Performance; Integrated Management and Relationship with Supervisors (covering Risk Culture); and Local Provision & IFRS9.

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

The classification of loans into different categories is made according to the analysis of economic and financial situation of the client and any other registratered information updated frequently. New modes of operation are subject to credit risk evaluation, verification and adaptation to the controls adopted by the Bank.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the Banking relationship. The frequency of the reviews is increased in case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The own rating tools are monitored and reviewed to qualifications by them awarded are progressively enhanced.

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

The table shown in note 9.b shows the portfolio by the internal risk rating levels and their probability of default.

Thousand of reais	2019	2018	2017

By maturity
Less than 1 Year	186,196,849	186,373,511	174,247,968
Between 1 and 5 years	117,841,564	99,309,551	82,513,030
More than 5 years	43,218,247	36,250,128	31,068,215
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

By internal classification of risk
Low	257,133,115	240,440,294	226,098,497
Medium-low	56,549,196	50,485,682	33,635,378
Medium	11,754,806	11,967,262	10,423,293
Medium-High	8,512,386	7,722,198	8,215,024
High	13,307,156	11,317,754	9,457,021
Loans and advances to customers, gross	347,256,660	321,933,190	287,829,213

To the portfolios which the Bank presents limited historic data, reference external information are used to complement internal available data. The portfolios for which reference external information represent significant data to measure the expected credit losses are present below.

			2019

	Exposure	Probability of default	Default loss
Commercial and industrial	145,387,439	7%	40%
Real Estate Credit - construction	39,720,713	3%	10%
Individual loans	160,036,668	10%	64%
Leasing	2,111,840	2%	41%

The exposure above are related to the credit operations. The Bank understands that the exposure related to the avals and sureties and other financial assets at amortized cost have low risk.

b.3) Observed loss: measures of credit cost

The Bank periodically estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

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

Planning and setting risk limits

Risk limit setting is a dynamic process conducted by assessing business proposals and its risk profile. This process is defined through the risk appetite approved by the Bank's Management and the units.

In the case of individualized risks, the most basic level is the customer, for which individual limits are set.

For SCIB clients, a pre-classification model is used based on a system of measurement and monitoring of economic capital. In relation to the Corporate segment, the operational limit model is used in maximum nominal credit amounts.

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

Decision-Making on Operations

The process of decision making on operations aims to analyze and adopt adopt in accordance with pre-established policies, taking into account risk appetite and any elements of the operation that are important in assessing risk and return.

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

Any changes in the Bank’s risk exposure are controlled periodically. The impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

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

Concentration risk

Concentration risk is an essential factor to be analyzed in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by economic sector, geographical area/country, product and client group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of guarantees to mitigate the companies risk, credit derivatives for hedge purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with clients, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our clients.

Risk control is performed using an integrated system that enables the Bank to know the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

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

The analysis of credit for projects and companies in the Wholesale segment, continue to integrate opinions of our area of Environmental Risk.

Below is a table showing the evolution of the main credit indicators.

	2019	2018	2017

Credit risk exposure - customers (Thousand of Reais)	391,569,227	364,193,664	330,474,249
Loans and advances to customers, gross (note 9)	347,256,660	321,933,190	287,829,213
Contingent Liabilities - Guarantees and other sureties (note 44.a)	44,312,567	42,260,474	42,645,036
Non-performing loans ratio (%) - unaudited	6.75%	6.98%	6.65%
Impairment coverage ratio (%) - unaudited	96.58%	102.42%	95.39%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	22,625,750	22,969,315	18,261,638
Cost of credit (% of risk) - unaudited	3.93%	3.90%	3.98%
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

Below are the assets with excess or insufficiency of guarantees:

					12/31/2019
					In Reais Million
	Over-collateralized assets			Under-collateralized assets

	Carrying value of the assets	Fair value of collateral	% collateral coverage	Carrying value of the assets	Fair value of collateral	% collateral coverage
Individuals (1)	53,899	150,853	280%	2,762	2,592	94%
Mortgages	39,016	84,862	218%	3	3	86%
Very small, small and middle-market companies, corporates and foreign loans (2)	34,008	116,236	342%	33,140	26,587	80%
Total	126,923	351,951	277%	35,905	29,182	81%

(1) Vehicles and others loans.

(2) Cayman and Luxemburgo.

Unsecured loans: 195,765.

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

2019

Unemployment rates	11.9%
Interest Rates	4.5%
increase in GDP	1.2%

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

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

•	Functional independence;

•	Executive capacity sustained by knowledge and proximity with the client;

•	Global reach of the function (different types of risks);

•	Collective decision-making, that evaluates a variety of possible scenarios and do not compromise the results with individual decision (including Brazil Executive Risk Committee - Comitê Executivo de Riscos Brasil). This Comitee delimits and approves the operations. The Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

•	Management and improvement of the equation risk/return; and

•	Methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

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

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2019, 2018 and 2017. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of market. However, it allows to

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

					2019
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	3,891	1,091	737	8,444	4,446	18,609
Debt instruments	-	3	140	188	889	1,220
Equity instruments	171	-	-	-	-	171
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other Financial Assets At Fair Value Through Profit Or Loss	4,261	802	3,981	16,737	7,075	32,856
Debt instruments	2,232	802	3,981	16,737	7,075	30,827
Equity instruments	2,029	-	-	-	-	2,029
Investments Held to Maturity	98	96	280	3,679	3,981	8,134
Reserves from Brazilian Central Bank	69,663	-	-	-	-	69,663
Financial Assets Measured at Amortized Cost	28,416	75,794	51,603	112,467	54,815	323,095
Total	106,329	77,783	56,601	141,327	70,317	452,357

Interest-bearing liabilities:

Customer Deposits and Credit Institutions	224,610	62,181	69,277	70,882	2,556	429,506
Subordinated debts	-	-	-	10,077	-	10,077
Marketable debt securities	3,677	25,781	19,125	28,134	3,475	80,192
Trading derivatives	4,597	1,621	1,074	9,119	3,828	20,239
Short positions	23,501	-	-	-	-	23,501
Total	256,385	89,583	89,476	118,212	9,859	563,515

					2018
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	8,193	6,155	12,013	67,606	25,964	119,931
Debt instruments	5,359	5,192	8,294	58,363	23,460	100,668
Equity instruments	807	-	-	-	-	807
Trading derivatives	2,027	963	3,719	9,243	2,504	18,456
Other Financial Assets At Fair Value Through Profit Or Loss	677	9,091	368	16,702	3,577	30,415
Debt instruments	379	9,091	368	16,702	3,577	30,117
Equity instruments	298	-	-	-	-	298
Investments Held to Maturity	24	521	89	3,603	3,826	8,063
Reserves from Brazilian Central Bank	70,103	-	-	-	-	70,103
Financial Assets Measured at Amortized Cost	27,387	101,441	35,900	85,318	60,966	311,012
Total	106,384	117,208	48,370	173,229	94,333	539,524

Interest-bearing liabilities:

Deposits from credit institutions	200,818	47,172	65,606	71,413	5,343	390,352
Subordinated debts	9,857	-	-	-	9,687	19,544
Marketable debt securities	13,353	20,875	14,612	30,138	9,715	88,693
Trading derivatives	1,104	1,370	3,257	9,673	3,322	18,726
Short positions	32,440	-	-	-	-	32,440
Total	257,572	69,417	83,475	111,224	28,067	549,755

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

					2017
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	5,541	1,779	6,556	29,968	10,194	54,038
Debt instruments	653	890	5,739	16,709	8,148	32,139
Equity instruments	490	-	-	-	-	490
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	2,032	1,272	17,092	46,502	23,711	90,609
Debt instruments	925	1,272	17,092	46,502	23,711	89,503
Equity instruments	1,107	-	-	-	-	1,107
Other Financial Assets At Fair Value Through Profit Or Loss	72	13	50	479	1,008	1,622
Debt instruments	38	13	50	479	1,008	1,589
Equity instruments	33	-	-	-	-	33
Non-Current Assets Held For Sale	80	168	222	3,082	7,040	10,593
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	22,033	81,275	34,430	86,645	71,453	295,835
Total	88,809	84,507	58,351	166,677	113,406	511,750

Interest-bearing liabilities:

Deposits from credit institutions	150,719	46,254	62,605	69,778	5,119	334,474
Subordinated debts	-	789	257	7,784	-	8,829
Marketable debt securities	4,436	36,208	12,313	15,544	847	69,348
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,304	83,909	75,679	105,349	8,251	465,492

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Currency Risk

			2019
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	12,406	224	1	12,631
Loans and advances to customers	4,776	1,920	-	6,696
Investments in Foreign Subsidiaries and Dependence	50,193	3,557	-	53,750
Derivatives	150,538	13,053	9,712	173,303
Others	10,521	574	-	11,095
Total	228,434	19,328	9,713	257,475

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	59,416	925	49	60,390
Derivatives	169,136	20,184	8,515	197,835
Others	-	60	1,009	1,069
Total	228,552	21,169	9,573	259,294

			2018
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	348,797	-	-	348,797
Loans and advances to customers	4,505	155	-	4,660
Investments in Foreign Subsidiaries and Dependence	45,345	3,390	-	48,735
Derivatives	231,240	18,163	2,490	251,893
Others	23,619	1,974	42	25,635
Total	653,506	23,682	2,532	679,720

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	390,418	462	145	391,025
Derivatives	262,396	24,809	2,391	289,596
Others	1,007	-	-	1,007
Total	653,821	25,271	2,536	681,628

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

			2017
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	54,380	11,684	10,377	76,442
Loans and advances to customers	3,818	321	-	4,139
Investments in Foreign Subsidiaries and Dependence	36,613	3,010	-	39,623
Derivatives	262,092	45,317	9,640	317,049
Others	46,200	13,028	6,237	65,465
Total	403,102	73,361	26,254	502,717

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	32,962	3,047	17	36,025
Derivatives	277,358	54,633	9,294	341,284
Others	93,821	15,975	17,068	126,864
Total	404,140	73,654	26,378	504,173

c.2) Methodologies

Trading

The Bank calculates its market risk capital requirement using a standard model provided by Bacen and the Internal Model.

The standard methodology applied to trading activities by the Banco Santander in 2019, 2018 and 2017 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

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

Liquidity Management of Santander Bank

For the control and liquidity management, the Santander bank uses short and long-term metrics and stress metrics that are capable of measuring the safe liquidity buffer so that the bank comfortably honors its obligations to the market and shareholders.

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

The scenarios are define from the analysis of market behavior during previous crisis. Four crisis scenarios are develop, with different intensities.

From the stress models analysis, the concept of minimum liquidity was define, which is sufficient to support liquidity losses for a determined day horizon in all simulated crisis scenarios.

Long-term metrics

Its objective is to measure the stability of sources of financing against the assets committed. The NSFR metric developed by BIS and adapted by the local regulator, which objective through determined percentages, to verify if the institution has stable source of funding to sustain its assets. This metrics has different weights by term, client’s segment and product type. It is calculated monthly by the institution.

c. Liquidity indicators

In order to help management, some liquidity indicators are calculated on a monthly basis, like ratios of concentration by counterparties and concentration by segments.

Clients Funding

The Bank has different funding sources, both in products and mix of clients, with a healthy distribution between the segments. The total of clients resources is presented bellow:

					In millions of Reais
Customers Funding	2019			2018
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	29,524	29,524	100%	18,854	18,854	100%
Savings accounts	49,040	49,040	100%	46,068	46,068	100%
Time deposits	53,321	190,344	28%	49,771	190,971	26%
Interbank deposit	871	4,299	20%	863	4,118	21%
Funds from acceptances and issuance of securities	3,921	85,963	5%	3,681	70,110	5%
Borrowings and Onlendings	5,077	54,880	9%	5,181	45,936	11%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	10,175	2%	9,857	19,666	50%
Total	141,754	424,225	33%	134,275	395,723	34%

					In millions of Reais
Customers Funding				2017
				0 a 30 days	Total	%
Demand deposits				15,252	15,252	100%
Savings accounts				40,570	40,570	100%
Time deposits				39,549	170,570	23%
Interbank deposit				622	3,244	19%
Funds from acceptances and issuance of securities				4,436	69,348	6%
Borrowings and Onlendings				5,606	48,304	12%
Subordinated Debts / Debt Instruments Eligible to Compose Capital				-	8,829	0%
Total				106,035	356,117	30%

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2019
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	3,766	1,103	802	8,894	6,157	20,722
Debt instruments	46	15	205	638	2,600	3,504
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other financial assets at fair value through profit or loss	2,642	1,160	4,853	23,638	15,502	47,795
Debt instruments	2,642	1,160	4,853	23,638	15,502	47,795
Investments Held to Maturity	99	111	327	4,066	6,030	10,633
Financial assets at amortized cost	32,417	89,335	65,395	159,615	110,607	457,369
Reserves from Brazilian Central Bank	69,663					69,663
Financial Assets Measured at Amortized Cost	-	-	-	-	-	-
Total	108,587	91,709	71,377	196,213	138,296	606,182

Interest-bearing liabilities:

Deposits from credit institutions	3,697	26,096	19,829	31,407	4,628	85,657
Subordinated Debts / Debt Instruments Eligible to Compose Capital	4,597	1,621	1,074	9,119	3,828	20,239
Marketable debt securities	23,501	-	-	-	-	23,501
Trading derivatives	250,678	89,178	92,856	132,865	11,116	576,693
Short positions	-	-	-	-	-	-
Total	282,473	116,895	113,759	173,391	19,572	706,090

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

					2018
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	7,388	6,199	12,162	80,590	52,584	158,923
Debt instruments	5,361	5,236	8,443	71,347	50,080	140,467
Trading derivatives	2,027	963	3,719	9,243	2,504	18,456
Other financial assets at fair value through profit or loss	379	9,230	379	18,666	6,037	34,691
Debt instruments	379	9,230	379	18,666	6,037	34,691
Investments Held to Maturity	24	558	126	3,904	5,119	9,731
Reserves from Brazilian Central Bank	70,103	-	-	-	-	70,103
Financial Assets Measured at Amortized Cost	29,234	111,216	45,564	116,107	85,637	387,758
Total	107,128	127,203	58,231	219,267	149,377	661,206

Interest-bearing liabilities:

Deposits from credit institutions	198,259	46,926	67,142	79,161	8,819	400,307
Subordinated Debts / Debt Instruments Eligible to Compose Capital	9,857	-	-	-	9,687	19,544
Marketable debt securities	13,395	21,343	15,290	33,627	9,717	93,372
Trading derivatives	1,104	1,370	3,257	9,673	3,322	18,726
Short positions	32,440	-	-	-	-	32,440
Total	255,055	69,639	85,689	122,461	31,545	564,389

					2017
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	5,051	1,788	6,737	32,841	18,848	65,265
Debt instruments	654	899	5,919	19,582	16,801	43,856
Trading derivatives	4,398	889	818	13,259	2,046	21,410
Available-For-Sale Financial Assets	925	1,283	12,695	56,167	50,329	121,399
Debt instruments	925	1,283	12,695	56,167	50,329	121,399
Other Financial Assets At Fair Value Through Profit Or Loss	38	13	51	543	1,994	2,640
Debt instruments	38	13	51	543	1,994	2,640
Non-Current Assets Held For Sale	81	169	227	3,370	9,573	13,419
Reserves from Brazilian Central Bank	59,051	-	-	-	-	59,051
Loans and Receivables	74,887	93,587	45,397	117,084	84,560	415,515
Total	140,034	96,840	65,107	210,005	165,304	677,290

Interest-bearing liabilities:

Deposits from credit institutions	150,979	50,936	66,571	84,274	8,191	360,951
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	807	257	7,784	-	8,848
Marketable debt securities	4,445	36,855	12,904	18,421	866	73,491
Trading derivatives	4,618	659	504	12,243	2,285	20,310
Short positions	32,531	-	-	-	-	32,531
Total	192,573	89,257	80,236	122,722	11,342	496,130

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Scenario analysis / Contingency plan

Based on the results obtained in the Stress Test, the bank draws up the Liquidity Contingency Plan, which constitutes a formal set of preventive and corrective actions to be triggered in times of liquidity crisis. The activation of the Plan results from the monitoring of internal parameters related to the conditions of the market and the Bank’s liquidity. These parameters serve identify different levels of crisis severity and, then, determine if there need to start the activation process.

After the crisis is identified, a communication is established between the internal areas capable of carrying out the corrective actions and mitigating the problems originated.

These corrective actions are measures capable of generating liquidity to solve or mitigate the effects of the crisis and are taken considering their complexities, implementation period and its liquidity impact.

The parameters and measures of this Plan are reviewed at any time, when necessary, however its minimum period of review is annual.

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

c.7) Risks and results in 2019

Financial Intermediation Activities

The average VaR from the Bank´s trading portfolio in 2019 ended in R$30,3 million. The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by a uncertain environment.

c.7.1) Asset and liability management

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Interest rate risk

Convertible currencies

At 2019 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was positive by R$334 million.

Also at 2019 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was positive by R$2,063 million.

Quantitative risk analysis

The interest rate risk in balance sheets management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, was at the beginning of 2019 and 2018, reaching a maximum of R$134 million in December 2019. The sensitivity value decreased R$202 million during 2019, reaching a maximum of R$2,342 million in October. The main factors that occurred in 2019 and influenced in sensitivity were the volatility of the exchange rate (convexity effect), portfolio’s decayment update of implicit methodology on cash flow of the Bank’s products and liquidity.

Million of Reais
	2019	2018	2017
Sensibilities
Net Interest Margin	334	200	378
Market Value of Equity	2,063	1,861	2,066
Value at Risk - Balance
VaR	1,755	1,744	1,380

c.8) Sensitivity analysis

The risk management is focused on portfolios and risk factors pursuant to the requirements of regulators.

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

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2019.

Trading portfolio

		2019
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(21,481)	(269,501)	(539,003)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(1,940)	(8,513)	(17,025)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,612)	(370)	(739)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(7,349)	(7,472)	(14,943)
Foreign currency	Exposures subject to foreign exchange	(2,132)	(53,297)	(106,594)
Inflation	Exposures subject to change in coupon rates of price indexes	(6,527)	(13,446)	(26,892)
Shares and Indexes	Exposures subject to change in shares price	(1,815)	(45,365)	(90,731)
Commodities	Exposures subject to change in commodities' prices	(3)	(67)	(133)
Total (1)		(46,859)	(398,031)	(796,060)

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

Portfolio Banking

		2019
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate – Reais	Exposures subject to changes in interest fixed rate	(35,618)	(497,773)	(992,076)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(52,084)	(644,255)	(928,539)
Inflation	Exposures subject to change in coupon rates of price indexes	(61,225)	(370,602)	(734,662)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(54,233)	(720,883)	(1,385,597)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(7,108)	(93,628)	(178,749)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(4,716)	(80,963)	(144,169)
Foreign Currency	Exposures subject to Foreign Exchange	(761)	(19,022)	(38,043)
Total (1)		(215,744)	(2,427,126)	(4,401,836)

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

d) Bank´s business is highly dependent on the proper functioning of information technology systems.

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

e) Independent Structure

The Operational Risk & Internal Control area, subordinated to the Executive vice Presidency of Risk, operates independently as a second line of defense, supporting and challenging the first line of defense. They maintain guidelines, policies and processes conduct and to be adequate to the Operational Risk Control and Management Model.

The area adopts the definition of the Basel Committee, the Central Bank of Brazil and the Corporative instructions applicable locally to Operational Risk as the possibility of losses resulting from the inadequacy or failure of processes, operational and systems, or from external events. In addition, the Bank´s Board of Directors opted for the Alternative Standardized Approach (ASA) for the calculation of the portion of Reference Equity (PR) related to Operational Risk.

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

e.1) Operational Risks & Internal Control

Its mission to Banco Santander is: To corroborate the fulfillment of the strategic objectives and the decision-making process, in the adaptation and fulfillment of the obligatory requirements, in maintaining the solidity, reliability, reduction and mitigation of losses due to operational risks, besides the implementation, dissemination of culture of operational risks.

Acts in preventing the operational risk and supports for the continued strengthening of the internal control system, attending the requirements of regulatory agencies, New Basel Agreement – BIS and resolutions of the National Monetary Council of Brazil. This model also follows the guidelines established by Banco Santander Spain based on COSO-Committee of Sponsoring Organizations of the Tread way Commission-Internal Control – Integrated Framework 2013.

The procedures developed and adopted are intended to ensure Bank´s continuous presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Defense Line Model

The Operational Risks & Internal Control area is the second line of defense in Santander's model and aims to maintain the fulfillment, alignment and compliance with corporate guidelines of the Santander group, the Basle Accord and resolutions of the National Monetary Council of Brazil. Also acts in the control and challenge of the activities performed by the first line of Defense.

e.2) Responsibilities and duties of the Operational Risks and Internal Controls area

• Disseminate the Operational Risk and Internal Controls management-oriented culture and converge towards the prevention and reduction of Operational Risk events and losses, mitigating the financial, legal and reputational impacts.

• Improve risk analysis to reduce, consolidate and prioritize mitigation actions.

• Maintain the dynamics and control of operational risk exposure in line with risk appetite.

• Establish roles and responsibilities, with follow-up with those responsible in the lines of defense.

• Ensure business continuity and strengthen the Internal Controls environment.

• Provide adequate level of coverage in business units.

• Provide support for the Organization's strategic decisions based on the integrated Operational Risk profile and emerging trends.

• Implement the best practices for management and control of operational risks in the 1st and 2nd Lines of Defense.

• Identify the Operational Risk profile of the Organization.

• Provide continuous improvement of existing methodologies and deepening the culture of responsibility for Operational Risks and Internal Controls.

e.3) Differential factor

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

• Composition of lines of defense for the role of ORM – Operational Risk Management Networks: "“RPO-Risk Pro Officer” whose function is to report to the executive the follow-up of the topics of Operational Risk at the strategic level of the Executive Board, “RPA-Risk Pro Agent " and "OR Assist" covering the perimeter of RO and "experts" in cases where the operational risk is transverse to the organization.

e.4) Communication Policy

The Operational Risks & Internal Control area is part of Santander’s governance structure and produces a series of specific monthly reports for management through the Integrated Operational Risk Committee (“CIRO”) and the “Forum RO”, detailing events that occurred, the main activities undertaken, corrective, preventive action plans and follow-up, ensuring transparency and knowledge to the governance forums.

f) Reputation Risk

f.1) Reputation Risk

The reputation risk is defined as a risk of a negative economic impact, current and potential, due to a perception unfavorable of the Bank by its employees, clients, shareholders/investors and society in general.

The reputation risk may arise from multiple sources and, in many cases, is derived from other risk events. In general, these sources might be related to the business and other support activities that are realized by the Bank, the economic context, social or politic, or even by other events arising from other competitors that might affect the Bank.

f.2) Compliance

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

f.3) Directives

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

g) Compliance with the new regulatory framework

The Banco Santander has assumed a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of professionals from the Bank’s different departments: mainly Finance, Risks, Technology and Operations, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

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

g.1) Internal validation of risk models

Internal validation is an important stage of model life cycle besides of being a pre-requisite for the supervisory validation process by Basel II implementation. A specialized team of the Entity, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This team must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to the regulatory requirement compliance, the internal validation department provides a support to the risk committee and management, since the internal validation area is responsible for providing a qualified and independent opinion so that the responsible authorities decide on the authorization of the use of models (for management purposes as well as regulatory use).

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

Among the main functions of the Internal Model Validation department are the following:

i.	Establish general validation principles, conducting an independent evaluation process including (I) data quality, (II) Methodology aspects (III) technological environment, (IV) performance and (V) use and government;

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

ii.	Evaluate the methodology and data used in the development of the model and challenge the model and its use, stating the implications and limitations of the model, as well as the associated risks;

iii.	Issue a technical opinion on the adequacy of internal models for the intended internal and regulatory effects, concluding on their usefulness and effectiveness; and

iv.	Provide essential support to risk committees and management of the Bank, through a qualified and independent opinion for responsible decision-making on the authorization of the use of models (for management purposes as well as regulatory use).

It is important to note that Banco Santander's internal validation function is consistent with the independent validation criteria for advanced approach issued by the Basel Committee, the European supervisor 'home regulator' (Banco de España and the European Central Bank) and the Bacen in compliance with the rules Circular 3,648 dated March 4, 2013 (Chapter III), Circular Letter 3,565 of September 6, 2012, Circular 3,547 of July 2011, and Circ. 3648 IRB, 3646 IMA of 4/3/13, and Res. 4.277 of 31/10/13 and 4389 of 18/12/14 fair value, Res. 4557 of 23/02/17 GIR and Circ. 3876 of 31/01/18 IRRBB.

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

g.2) Capital Management

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

h) Economic capital

h.1) Main objectives

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

BANCO SANTANDER (BRASIL) S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

h.2) The Economic Capital Model

In calculating the economic capital, it is the Bank's definition of losses to be covered. Thus, it is used a confidence interval necessary to ensure business continuity.. The risk profile in Brazil is distributed by Credit risk, Market, ALM, Business, Operations and materials assets. However, to successfully anticipate the changes proposed in Basel III, new risks have been incorporated to model: Intangibles, pension funds (defined benefit) and deferred tax assets, which allow the Bank to adopt a position even more conservative and prudent.

% Capital	2019	2018	2017
Risk Type	New Methodology	New Methodology	New Methodology
Credit	72%	72%	70%
Market	2%	2%	4%
ALM	5%	8%	4%
Business	3%	6%	8%
Operational	7%	5%	6%
Fixed Assets	2%	1%	2%
Intangible Assets	1%	0%	1%
Pension Funds	4%	1%	1%
Deferred Tax Assets	5%	5%	4%
TOTAL	100%	100%	100%

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

48.	Subsequent Events

a) Acquisition of the remaining 40% of non-controlling interest held by Bosan Participações in Banco Olé Consignado

On January 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A. (holding company whose single asset are the shares representing 40% of the corporate capital of Banco Olé) have entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon transferring Bosan’s shares to Santander Brasil and the payment to the sellers of the total price of R$ 1,608,772,783.47. As a result, Santander Brasil became, directly and indirectly, the holder of all shares issued by Banco Olé.

In addition, on January 30, 2020, the name of Banco Olé was changed from Banco Olé Bonsucesso Consignado S.A. to Banco Olé Cosignado S.A.

b) Sale of equity stake in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the Bank sold to Superdigital Holding Company, S.L., a company indirectly controlled by Santander Spain, its entire equity interest in Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Superdigital”). The Bank received consideration of R$270 million for its interest in Superdigital. As a result, the Bank is no longer a shareholder of Superdigital.

This page intentionally left blank.

BANCO SANTANDER (BRASIL) S.A. SUPPLEMENTAL INFORMATION

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2019	2018	2017

Stockholders' equity attributed under to the Parent Brazilian GAAP		69,773,232	65,233,743	59,499,954
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	8,767	8,344	18,301
Reclassification of available-for-sale financial instruments	j	-	-	34,818
Reclassification of fair value through other comprehensive income	k	73,431	72,980	-
Impairment of loans and receivables	a	-	-	(71,091)
Impairment of financial assets measured at amortized cost	a	(23,589)	(1,483,043)	-
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	26,274	-
Category transfers - IAS 39	b	-	-	351,132
Category transfers - IFRS 9	b	(206,984)	(619)	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,197,325	851,629	664,204
Reversal of goodwill amortization	d	26,933,892	26,764,529	26,592,852
Realization on purchase price adjustments	e	477,366	631,120	702,436
Recognition of fair value in the partial sale in subsidiaries	f	112,052	112,052	112,052
Option for Acquisition of Equity Instrument	g	(1,816,799)	(1,323,994)	(1,287,240)
Goodwill acquisition Santander Services (Santusa)	h	(239,182)	(269,158)	(298,978)
Tax Credit with realization over 10 years		184,005	322,539	62,539
Others		177,064	119,074	269,728
Stockholders' equity attributed to the parent under IFRS		96,650,580	91,065,470	86,650,707
Non-controlling interest under IFRS		558,581	529,990	436,894
Stockholders' equity (including non-controlling interest) under IFRS		97,209,161	91,595,460	87,087,601

Thousand of Reais	Note	2019	2018	2017

Net income attributed to the Parent under Brazilian GAAP		14,180,987	12,166,145	7,996,577
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	422	(11,974)	18,775
Reclassification of available-for-sale financial instruments	j	-	-	(46,160)
Reclassification of fair value through other comprehensive income	k	451	28,419	-
Impairment on loans and receivables	a	-	-	(195,878)
Impairment of financial assets measured at amortized cost	a	1,872,553	140,557	-
Remensurations, Debt instruments, due to reclassifications IFRS 9		(16,659)	(5,360)	-
Category transfers - IAS 39	b	-	-	(219,829)
Category transfers - IFRS 9	b	6,437	(16,195)	-
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	346,298	187,425	366,484
Reversal of goodwill amortization	d	175,257	171,677	1,470,279
Realization on purchase price adjustments	e	(153,752)	(71,316)	(76,446)
Option to Acquire Own Equity Instrument	g	-	(143,194)	(270,240)
Goodwill acquisition Santander Services (Santusa)	h	29,898	29,820	-
Tax credit with realization over 10 years		(75,995)	260,000	62,539
Others		41,035	(153,527)	(182,037)
Net income attributed to the parent under IFRS		16,406,932	12,582,477	8,924,064
Non-controlling interest under IFRS		224,518	217,441	213,984
Net income (including non-controlling interest) under IFRS		16,631,450	12,799,918	9,138,048

a) Impairment on loans and receivables and financial assets measured at amortized cost:

In 2019 and 2018, refers to the adjustment resulting from the estimate of the expected loss and losses on the portfolio of loans and receivables subject to impairment, loan commitments to be released and financial guarantee contracts, which was determined based on the criteria described in the accounting practice and compliance in the history of impairment and other circumstances known at the time of the evaluation, in accordance with the guidance provided by IAS 39 and IFRS 9 (in 2017 refer to the resulting adjustment of the estimate of loss incurred in accordance with IAS 39, normative then effective.) "Financial Instruments: Recognition and Measurement". These criteria differ in certain aspects from the criteria adopted by BRGAAP, which use certain regulatory limits defined by the Central Bank (Bacen), in addition to the difference in the scope of calculation of these losses, which for the purposes of IFRS considers assets

BANCO SANTANDER (BRASIL) S.A. SUPPLEMENTAL INFORMATION

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

other than those In the Financial Statements under IFRS, this effect considers the impact related to the provisions of certain debt instruments, which for the purposes of BRGAAP are treated as Securities.

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

e) Realization on purchase price adjustments:

As part of the purchase price allocation in acquisitions of an entity, substantially, in the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the allocation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is recognized by its average realization period.

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

g) Option for Acquisition of Equity Instrument

Within the context of transaction, Banco Santander has granted to the members of Getnet S.A. and Banco Olé Consignado a put option over all shares of Getnet S.A. and Banco Olé Consignado held by them. The overall out in IAS 32, a financial liability was recognized for this commitment, with a specific charge in a heading in stockholders' equity in the amount of R$950 million and R$67 million, respectively. Subsequently, the options have been updated and their effect is recognized in income. On December 19, 2018, Banco Santander and the Minority shareholders of Getnet SA entered into an addendum to the Purchase and Sale Agreement for Shares and Other Covenants of Getnet SA, in which Banco Santander committed to acquire all the shares of the Minority Shareholders, corresponding to 11.5% of the share capital of Getnet SA, for the amount of R$1,431,000. The acquisition was approved by BACEN on February 18, 2019 and concluded on February 25, 2019, so that Banco Santander now holds 100% of the shares representing Getnet SA's share capital. On March 14, 2019, the shareholder minority stake in Banco Olé Bonsucesso Consignado SA formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, to sell its 40% stake in Olé Consignado to Banco Santander (Brazil) SA On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all the shares issued by Bosan Participações SA, for the total amount of R$1.6 billion, to be paid on the closing date of the Operation. On January 30, 2020, the name of Banco Olé from Banco Olé Bonsucesso Consignado SA was changed to Banco Olé Cosignado SA On January 31, 2020, the Bank and the shareholders of Bosan Participações SA concluded the final agreement and signed the purchase and sale of 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to sellers in the total amount of R$1,608,772,783.47. As a result, the Bank became, directly and indirectly, the holder of 100% of Banco Olé's shares.

h) Santander Serviços goodwill (Santusa)

According to the IFRS 3 "Business Combination", when the owner acquires more shares or other equity instruments of an entity already controlled, it shall consider such amount as an equity reduction. According to the BRGAAP this amount shall be registered in the asset as goodwill or discount on the acquisition f the investment, which is the difference between the acquision cost and the equity amount of the shares.

i) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financing and deposits are recorded at amortized cost. In IFRS, in accordance with IFRS 9 "Financial Instruments: Recognition and Measurement", financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss", in order to eliminate or significantly reduce accounting mismatches (accounting mismatch) of recognition or measurement derived from the measurement of assets or liabilities or from the recognition of gains or losses on these assets / liabilities on a number of bases, which are managed and their performances valued at fair value. Accordingly, the Bank classified loans, financing and deposits that meet these parameters as "fair value through profit or loss", as well as certain debt instruments classified as "available for sale" in BRGAAP. The Bank opted for this classification base in IFRS, since it eliminates an accounting mismatch in the recognition of revenues and expenses.

BANCO SANTANDER (BRASIL) S.A. SUPPLEMENTAL INFORMATION

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

j) Reclassification of available-for-sale financial instruments

Under BRGAAP, the Bank accounts for some investments, for example, debt securities initially measured at amortized cost and equity securities at cost. When preparing the 2017 balance sheet, management revised the management strategy for its investments and, in accordance with the premises of Circular 3,068 of the Central Bank of Brazil, the debt securities were reclassified to “trading” category with their value recorded just through the result. According to IFRS, in 2017, the Bank had classified these Investments as available for sale, measuring them at fair value with the effects of this mark being recognized in the "Consolidated statements of comprehensive income", complying with the provisions of IAS 39 "Financial Instruments : Recognition and Measurement”, which does not allow the reclassification of any financial instrument to the fair value category through profit or loss after initial recognition.

k) Reclassification of financial assets measured at fair value through other comprehensive income

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3.068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying this investments as financial assets measured at fair value through other comprehensive income them at fair value with changes in "other comprehensive income", in line with IAS 9 "Financial Instruments", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

BANCO SANTANDER (BRASIL) S.A. SUPPLEMENTAL INFORMATION

(Thousand of Brazilian Reais - R$ - unless otherwise stated)

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2019		2018			2017
Thousand of Reais
Interest and similar income	72,841,060		70,478,393			71,418,349
Net fee and commission income	15,713,152		14,132,159			12,721,868
Impairment losses on financial assets (net)	(13,369,905)		(12,713,435)			(12,338,300)
Other income and expense	(4,025,384)		(6,861,406)			(3,043,565)
Interest expense and similar charges	(28,519,953)		(28,557,051)			(36,471,860)
Third-party input	(7,544,695)		(7,219,152)			(6,728,881)
Materials, energy and others	(659,656)		(544,237)			(495,913)
Third-party services	(6,047,498)		(5,572,127)			(5,107,077)
Impairment of assets	(131,435)		(508,310)			(456,711)
Other	(706,106)		(594,478)			(669,180)
Gross added value	35,094,275		29,259,508			25,557,611
Retention
Depreciation and amortization	(2,391,857)		(1,739,959)			(1,662,247)
Added value produced	32,702,418		27,519,549			23,895,364
Added value received from transfer
Investments in affiliates and subsidiaries	149,488		65,958			71,551
Added value to distribute	32,851,906		27,585,507			23,966,915
Added value distribution
Employee	8,457,212	25.7%	8,185,896	29.7%		7,908,746	33.0%
Compensation	5,961,765		5,863,584			5,795,579
Benefits	1,637,099		1,534,560			1,421,910
Government severance indemnity funds for employees - FGTS	502,173		448,699			413,871
Other	356,175		339,053			277,386
Taxes	7,674,704	23.4%	5,813,381	21.1%		6,131,544	25.6%
Federal	6,571,450		4,864,176			5,481,969
State	54		224			1,260
Municipal	1,103,200		948,981			648,315
Compensation of third-party capital - rental	88,540	0.3%	786,312	2.9%		788,577	3.3%
Remuneration of interest on capital	16,631,450	50.6%	12,799,918	46.4%		9,138,048	38.1%
Dividends and interest on capital	10,800,000		6,600,000			6,300,000
Profit Reinvestment	5,606,932		5,982,477			2,624,064
Profit (loss) attributable to non-controlling interests	224,518		217,441			213,984
Total	32,851,906	100.0%	27,585,507	100.0%	-	23,966,915	100.0%