Form 20-F
period 2020-12-31
Banco Santander (Brasil) S.A.
filed 2021-02-26
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

In this annual report, the terms “Santander Brasil,” the “Bank,” “we,” “us,” “our,” “our company” and “our organization” refer to Banco Santander (Brasil) S.A. and its consolidated subsidiaries, unless otherwise indicated. References to “Banco Real” mean Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective consolidated subsidiaries, unless otherwise indicated. References to “Banespa” mean Banco do Estado de São Paulo S.A. – Banespa, one of our predecessor entities. The term “Santander Spain” means Banco Santander, S.A. References to “Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander Brasil.

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2020, which was R$5.1967 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements as of December 31, 2020, 2019 and 2018, and for the years ended December 31, 2020, 2019 and 2018. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or “IFRS”, as issued by the International Accounting Standards Board, or “IASB” and interpretations issued by the IFRS Interpretation Committee, or “IFRIC”. Our consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018 have been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, whose report and unqualified opinion is included herein.

IFRS differs in certain significant aspects in comparison with the generally accepted accounting principles in the United States, or “U.S. GAAP”. IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP (as defined below). Appendix I to our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

As required by the Brazilian Central Bank and Brazilian law, we must prepare consolidated financial statements in accordance with IFRS. However, we also continue to prepare statutory financial statements in accordance with accounting practices and standards established by: (i) Law No. 6,404 of December 15, 1976, as amended by Law 11,638 (“Brazilian Corporate Law”); (ii) the National Monetary Council (Conselho Monetário Nacional), or “CMN”; (iii) the Brazilian Central Bank including the regulatory reports set forth in the Standard Chart of Accounts for Brazilian Financial Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional), (iv) the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM”, to the extent that such practices do not conflict with the rules of the Brazilian Central Bank; (v) the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), to the extent that such practices are approved by the Brazilian Central Bank; (vi) the National Council of Private Insurance (Conselho Nacional de Seguros Privados); and (vii) the Superintendence of Private Insurance (Superintendência de Seguros Privados, “SUSEP”), which is the insurance commissioner, responsible for the supervision and control of the insurance, open private pension funds and capitalization markets in Brazil. We refer to such Brazilian accounting practices as “Brazilian GAAP.” See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Auditing Requirements” for additional information.

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. These data are updated to the latest available information as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) or “ABECIP”; the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços) or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing); the National Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) or “ANBIMA”; the Brazilian Central Bank; the Brazilian Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) or “BNDES”; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or the “IBGE”; the Brazilian Bank Federation (Federação Brasileira de Bancos), or “FEBRABAN”; the National Federation of Private Retirement and Life Insurance (Federação Nacional de Previdência Privada e Vida); the Getúlio Vargas Foundation (Fundação Getúlio Vargas) or “FGV”; the Brazilian Central Bank system (Sistema do Banco Central); the SUSEP; and the CVM, among others.

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	the COVID-19 pandemic and other actual or potential epidemics, pandemics, outbreaks, or other public health crises, which could have an adverse impact on our business (see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations,” “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19”);

•	the impact of the COVID-19 pandemic on general economic and business conditions in Brazil, Latin America and globally and any restrictive measures imposed by governmental authorities in response to the outbreak;

•	our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition;

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the administration of Brazil which took office on January 1, 2019;

•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;

•	exposure to the sovereign debt of Brazil;

•	the effect of interest rate fluctuations on our obligations under employee pension funds;

•	exchange rate volatility;

•	infrastructure and labor force deficiencies in Brazil;

•	economic developments and perception of risk in other countries, including a global downturn;

•	the future relationship of the United Kingdom with the European Union;

•	increasing competition and consolidation in the Brazilian financial services industry;

•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;

•	changes in reserve requirements;

•	changes in taxes or other fiscal assessments;

•	potential losses associated with an increase in the level of nonperforming loans or non-performance by counterparties to other types of financial instruments;

•	a decrease in the rate of growth of our loan portfolio;

•	potential prepayment of our loan and investment portfolio;

•	potential increase in our cost of funding, in particular with relation to short-term deposits;

•	a default on, or a ratings downgrade of, the sovereign debt of Brazil or our controlling shareholder;

•	restrictions on the distribution of dividends to holders of our shares and ADRs representing American Depositary Shares (or “ADSs”);

•	the effectiveness of our credit risk management policies;

•	our ability to adequately manage market and operational risks;

•	potential deterioration in the value of the collateral securing our loan portfolio;

•	failure to adequately protect ourselves against risks relating to cybersecurity;

•	our dependence on the proper functioning of information technology systems;

•	our ability to protect personal data;

•	our ability to protect ourselves against cybersecurity risks;

•	our ability to protect our reputation;

•	our ability to detect and prevent money laundering and other illegal activities;

•	our ability to manage the growth of our operations;

•	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and

•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

The following tables set forth the selected financial information of Santander Brasil as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction “Item 5. Operating and Financial Review and Prospects”, as well as our audited consolidated financial statements and the related notes thereto included within this annual report.

Income Statement Data

	For the Year Ended December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	12,080	62,775	72,841	70,478	71,418	77,146
Interest expense and similar charges	(3,528)	(18,332)	(28,520)	(28,557)	(36,472)	(46,560)
Net interest income	8,552	44,443	44,321	41,921	34,946	30,586
Income from equity instruments	6	34	19	33	83	259
Income from companies accounted for by the equity method	22	112	149	66	72	48
Fee and commission income	3,965	20,607	20,392	17,728	15,816	13,548
Fee and commission expense	(843)	(4,378)	(4,679)	(3,596)	(3,094)	(2,571)
Gains (losses) on financial assets and liabilities (net)	2,501	12,998	2,463	(2,783)	969	3,016
Exchange differences (net)	(4,753)	(24,701)	(2,789)	(2,806)	605	4,575
Other operating income (expenses)	(168)	(873)	(1,108)	(1,056)	(672)	(625)
Total income	9,283	48,242	58,769	49,507	48,725	48,837
Administrative expenses	(3,293)	(17,115)	(16,942)	(16,792)	(16,121)	(14,920)
Depreciation and amortization	(496)	(2,579)	(2,392)	(1,740)	(1,662)	(1,483)
Provisions (net)(2)	(319)	(1,657)	(3,682)	(2,000)	(3,309)	(2,725)
Impairment losses on financial assets (net)(3)	(3,358)	(17,450)	(13,370)	(12,713)	(12,338)	(13,301)
Impairment losses on other assets (net)	(16)	(85)	(131)	(508)	(457)	(114)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	44	231	11	(25)	(64)	4
Gains (losses) on non-current assets held for sale not classified as discontinued operations	15	77	10	182	(260)	87
Operating profit before tax	1,860	9,664	22,273	15,910	14,514	16,384
Income taxes	729	3,787	(5,642)	(3,110)	(5,376)	(8,919)
Consolidated Profit for the Year	2,588	13,451	16,631	12,800	9,138	7,465
(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2020, for reais into U.S. dollars of R$5.1967 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 21 and 22 to our consolidated financial statements.

(3)	Credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	1,713.45	2,094.83	1,604.34	1,133.43	929.93
Preferred Shares	1,884.80	2,304.32	1,764.78	1,246.77	1,022.92
Diluted Earnings per shares (reais)
Common Shares	1,713.45	2,094.83	1,604.34	1,132.44	929.03
Preferred Shares	1,884.80	2,304.32	1,764.78	1,245.69	1,021.93
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	329.72	519.72	414.05	342.63	285.34
Preferred Shares	362.69	571.69	455.45	376.90	313.87
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	329.72	519.72	414.05	342.33	285.06
Preferred Shares	362.69	571.69	455.45	376.57	313.57
From continuing operations
Basic Earnings per shares (reais)
Common Shares	1,713.45	2,094.83	1,604.34	1,133.43	929.93
Preferred Shares	1,884.80	2,304.32	1,764.78	1,246.77	1,022.92
Diluted Earnings per shares (reais)
Common Shares	1,713.45	2,094.83	1,604.34	1,132.44	929.03
Preferred Shares	1,884.80	2,304.32	1,764.78	1,245.69	1,021.93
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	329.72	519.72	414.05	342.63	285.34
Preferred Shares	362.69	571.69	455.45	376.90	313.87
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	329.72	519.72	414.05	342.33	285.06
Preferred Shares	362.69	571.69	455.45	376.57	313.57

Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	1,693.28	1,378.87	841.68	801.63	666.21
Preferred Shares (reais)	1,631.71	1,516.76	925.85	881.80	732.83
Common Shares (U.S. dollars)(2)	325.84	342.09	217.22	242.33	204.42
Preferred Shares (U.S. dollars)(2)	313.99	376.30	238.94	266.57	224.86
Weighted average share outstanding (in thousands) – basic
Common Shares	3,800,140	3,802,303	3,807,386	3,822,057	3,828,555
Preferred Shares	3,664,666	3,663,444	3,668,527	3,683,145	3,689,696
Weighted average shares outstanding (in thousands) – diluted
Common Shares	3,800,140	3,802,303	3,807,386	3,825,313	3,832,211
Preferred Shares	3,664,666	3,663,444	3,668,527	3,686,401	3,693,352
(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.

(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2020, for reais into U.S. dollars of R$5.1967 to U.S.$1.00.

Balance Sheet Data

	As of December 31,
	2020	2020	2019	2018	2017	2016
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank(2)	3,876	20,149	20,127	19,464	20,642	26,285
Financial assets held for trading(2)	-	-	-	-	86,271	131,245
Financial Assets Measured At Fair Value Through Profit Or Loss	11,719	60,900	32,342	43,712	-	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	18,948	98,467	57,021	68,852	-	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	95	500	171	917	-	-
Other financial assets at fair value through profit or loss	-	-	-	-	1,692	1,711
Available-for-sale financial assets	-	-	-	-	85,823	57,815
Financial Assets Measured At Fair Value Through Other Comprehensive Income	21,117	109,740	96,120	85,437	-	-
Held to maturity investments	-	-	-	-	10,214	10,048
Loans and receivables(2)	-	-	-	-	368,729	333,997
Financial Assets Measured At Amortized Cost (2)	106,784	554,925	474,681	429,731	-	-
Hedging derivatives	143	743	340	344	193	223
Non-current assets held for sale	210	1,093	1,325	1,380	1,155	1,338
Investments in associates and joint ventures	211	1,095	1,071	1,053	867	990
Tax assets	7,902	41,064	33,599	31,566	28,826	28,753
Other assets	1,390	7,222	5,061	4,800	4,578	5,104
Tangible assets	1,835	9,537	9,782	6,589	6,510	6,646
Intangible assets	5,920	30,766	30,596	30,019	30,202	30,237
Total assets	180,153	936,201	762,237	723,865	645,703	634,393
Average total assets*	164,453	854,615	735,507	685,531	637,511	605,646
Liabilities
Financial liabilities held for trading	14,941	77,643	-	-	49,323	51,620
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	-	46,065	50,939	-	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss	1,354	7,038	5,319	1,946	-	-
Financial liabilities at amortized cost	136,103	707,289	575,230	547,295	478,881	471,579
Deposits from the Brazilian Central Bank and deposits from credit institutions	25,335	131,657	99,271	99,023	79,375	78,634
Customer deposits	85,788	445,814	336,515	304,198	276,042	247,445
Marketable debt securities	10,945	56,876	73,702	74,626	70,247	99,843
Subordinated debts	-	-	-	9,886	519	466
Debt Instruments Eligible to Compose Capital	2,525	13,120	10,176	9,780	8,437	8,312
Other financial liabilities	11,512	59,823	55,566	49,783	44,261	36,879
Hedging derivatives	28	145	201	224	163	311
Provisions(3)	2,658	13,815	16,332	14,696	13,987	11,776
Tax liabilities	1,949	10,130	10,960	8,075	8,248	6,095
Other liabilities	2,704	14,051	10,921	9,095	8,014	8,199
Total liabilities	159,738	830,112	665,028	632,270	558,615	549,581
Stockholders’ equity	20,437	106,205	96,711	91,882	87,425	85,435
Other Comprehensive Income	(82)	(428)	(86)	(879)	(774)	(1,348)
Non-controlling interests	60	313	583	593	437	726
Total Stockholders’ Equity	20,415	106,090	97,209	91,595	87,088	84,812
Total liabilities and stockholders’ equity	180,153	936,201	762,237	723,865	645,703	634,393
Average interest-bearing liabilities*	110,345	573,429	491,187	463,388	416,816	408,067
Average total stockholders’ equity*	19,538	101,531	95,836	89,263	87,868	84,283
*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2020, for reais into U.S. dollars of R$5.1967 to U.S.$1.00.

(2)	In the fiscal year ended December 31, 2018, as a result of the implementation of IFRS 9, the balances related loans and receivables, assets held for trading, held to maturity, available for sale and compulsory deposits on time deposits were reclassified to new accounts prescribed by IFRS 9.

(3)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios (*)

	As of and for the Year Ended December 31,
	2020	2019	2018	2017	2016
			(%)
Profitability and performance
Return on average total assets	1.6	2.3	1.9	1.4	1.2
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	5.5	6.7	7.0	6.7	7.0
Impaired assets as a percentage of total assets(1)	2.5	3.1	3.1	3.0	3.0
Impairment losses to customers as a percentage of impaired assets(1) (4)	103.8	87.8	90.3	80.5	87.0
Impairment losses to customers as a percentage of loans and advances to customers (gross) (5)	5.8	5.9	6.3	5.4	6.1
Derecognized assets as a percentage of loans and advances to customers (gross)	3.7	4.3	3.5	4.7	4.3
Impaired assets as a percentage of stockholders’ equity(1)	21.8	24.3	24.5	22.0	22.3
Capital adequacy
Basel capital adequacy ratio(2)	15.3	15.0	15.1	15.8	16.3
Efficiency
Efficiency ratio(3)	35.5	28.8	33.9	33.1	30.6
*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, see to “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets.”

(2)	Basel capital adequacy ratio is measured pursuant to Brazilian Central Bank rules.

(3)	Efficiency ratio is determined by dividing administrative expenses by total income.

(4)	In 2020, including the debt instruments accounted for as financial assets measured at amortized cost, the ratio is 110.6%. For 2019 the ratio was 96.8%. The debt instruments amount was not material in preceding years.

(5)	In 2020, including the debt instruments accounted for as financial assets measured at amortized cost, the ratio is 6.1%. For 2019 the ratio was 5.8%. The debt instruments amount was not material in preceding years.

Selected Consolidated Ratios, Including Non-GAAP Ratios (*)

	As of and for the Year Ended December 31,
	2020	2019	2018	2017	2016
	(%)
Profitability and performance
Net yield (1)	6.0	6.8	6.9	6.4	6.2
Return on average stockholders’ equity (2)	13.2	17.4	14.3	10.4	8.9
Adjusted return on average stockholders’ equity (2)	18.4	24.7	21.0	15.4	13.3
Average stockholders’ equity as a percentage of average total assets (2)(*)	11.9	13.0	13.0	13.8	13.9
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill (2)(*)	8.8	9.6	9.3	9.8	9.7
Asset quality
Impaired assets as a percentage of credit risk exposure (3)	5.0	6.0	6.2	5.8	6.3
Impaired assets as a percentage of stockholders’ equity excluding goodwill (2)(3)	29.8	34.4	35.5	32.6	33.5
Liquidity
Loans and advances to customers, net as a percentage of total funding (4)	76.3	62.9	60.6	62.7	58.0
Efficiency
Adjusted efficiency ratio(5)	27.7	28.2	30.3	32.5	34.9

(*) The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1) “Net yield” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2) “Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity,” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “GetNet” and Super Pagamentos e Administração de Meios Eletrônicos Ltda., or “Super”, both in 2014, Banco Olé Bonsucesso Consignado S.A. (the current name of Banco Bonsucesso Consignado S.A.) 60% in 2015 and the remaining 40% in 2020, and BW Guirapá I S.A. in 2016. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1.1 billion goodwill arising from the acquisition of GetNet and Super both during 2014, the acquisition of an interest in Banco Olé Bonsucesso Consignado S.A. in 2015. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill.

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

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
	(in millions of R$, except percentages)
Effects of the hedge for investments held abroad	13,583	1,264	5,867	(810)	(6,140)
Efficiency ratio	35.5%	28.8%	33.9%	33.1%	30.6%
Adjusted efficiency ratio	27.7%	28.2%	30.3%	32.5%	34.9%

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

	As of and for the Year Ended December 31,
	2020	2019	2018	2017	2016
	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated profit for the year	13,451	16,631	12,800	9,138	7,465
Average stockholders’ equity (*)	101,531	95,836	89,263	87,868	84,283
Return on average stockholders’ equity (*)	13.2%	17.4%	14.3%	10.4%	8.9%
Adjusted return on average stockholders’ equity(*):
Consolidated profit for the year	13,451	16,631	12,800	9,138	7,465
Average stockholders’ equity(*)	101,531	95,836	89,263	87,868	84,283
Average goodwill(*)	28,513	28,213	28,176	28,360	28,343
Average stockholders’ equity excluding goodwill(*)	73,018	67,623	61,087	59,508	55,940
Adjusted return on average stockholders’ equity(*)(3)	18.4%	24.6%	21.0%	15.4%	13.3%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	101,531	95,836	89,263	87,868	84,283
Average total assets(*)	854,615	735,507	685,531	637,511	605,646
Average stockholders’ equity as a percentage of average total assets(*)	11.9%	13.0%	13.0%	13.8%	13.9%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	101,531	95,836	89,263	87,868	84,283
Average goodwill(*)	28,513	28,213	28,176	28,360	28,343
Average stockholders’ equity excluding goodwill(*)	73,018	67,623	61,087	59,508	55,940
Average total assets(*)	854,615	735,507	685,531	637,511	605,646
Average goodwill(*)	28,513	28,213	28,176	28,360	28,343
Average total assets excluding goodwill(*)	826,102	707,294	657,355	609,151	577,334
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	8.8%	9.6%	9.3%	9.8%	9.7%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	23,176	23,426	22,426	19,145	18,887
Stockholders’ equity	106,090	97,209	91,595	87,088	84,813
Impaired assets as a percentage of stockholders’ equity	21.8%	24.1%	24.5%	22.0%	22.3%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	23,176	23,426	22,426	19,145	18,887
Stockholders’ equity	106,090	97,209	91,595	87,089	84,813
Goodwill	28,360	28,375	28,378	28,364	28,355
Stockholders’ equity excluding goodwill	77,730	68,834	63,217	58,724	56,458
Impaired assets as a percentage of stockholders’ equity excluding goodwill	29.8%	34.0%	35.5%	32.6%	33.5%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	417,822	347,257	321,933	287,829	268,438
Impaired assets	23,176	23,426	22,426	19,145	18,887
Impaired assets as a percentage of loans and receivables	5.5%	6.7%	7.0%	6.7%	7.0%
Impaired assets as a percentage of credit risk exposure:
Loans and advances to customers, gross	417,822	347,257	321,933	287,829	268,438
Guarantees	48,282	44,313	42,260	42,645	33,265
Credit risk exposure	466,115	391,569	364,182	330,474	301,703
Impaired assets	23,176	23,426	22,426	19,145	18,887
Impaired assets as a percentage of credit risk exposure	5.0%	6.0%	6.2%	5.8%	6.3%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	417,822	347,257	321,933	287,829	268,438
Impairment losses(1)	24,054	20,557	20,242	15,409	16,435
Total Funding(2)	647,465	519,664	497,512	434,620	434,502
Loans and advances to customers, net as a percentage of total funding(2)	60.8%	62.9%	60.6%	62.7%	58.0%
(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)	Provision for impairment losses of loans and advances to customers.

(2)	Total funding is the sum of financial liabilities at amortized cost, excluding other financial liabilities.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable IFRS financial measures for each of the periods presented.

	As of and for the Year Ended December 31,
	2020	2019	2018	2017	2016
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	17,115	16,942	16,792	16,121	14,920
Total income	48,242	58,769	49,507	48,725	48,837
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(11,703)	(326)	(5,589)	1,574	7,590
Efficiency ratio	35.5%	28.8%	33.9%	33.1%	30.6%
Total Income	48,242	58,769	49,507	48,725	48,837
Effects of the hedge for investments held abroad	13,583	1,264	5,867	(810)	(6,140)
Total income excluding effects of the hedge for investments held abroad	61,825	60,033	55,374	47,915	42,697
Administrative expenses	17,115	16,942	16,792	16,121	14,920
Efficiency ratio adjusted for effects of the hedge for investments held abroad	27.7%	28.2%	30.3%	33.6%	34.9%

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

	As of and for the year ended December 31,
	2020	2019	2018	2017	2016
	(in millions of R$, except as otherwise indicated)

Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	(11,703)	(326)	(5,589)	1,574	7,591
Effects on hedge for investment held abroad	13,583	1,264	5,867	(810)	(6,140)
Adjusted Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	(25,286)	(1,590)	(11,456)	764	1,451
Total Income	48,242	58,769	49,507	48,725	48,837
Effects on hedge for investment held abroad	13,583	1,264	5,867	(810)	(6,140)
Adjusted Total Income	61,825	60,033	55,374	47,915	42,697
Operating profit before tax	9,664	22,273	15,910	14,514	16,384
Effects on hedge for investment held abroad	13,583	1,264	5,867	(810)	(6,140)
Adjusted Operating profit before tax	23,247	23,537	21,777	13,704	10,244
Income Tax	3,787	(5,642)	(3,110)	(5,376)	(8,919)
Effects on hedge for investment held abroad	(13,583)	(1,264)	(5,867)	810	6,140
Adjusted Income tax	(9,796)	(6,906)	(8,897)	(4,566)	(2,779)
Operating profit before tax – Commercial Banking	4,666	18,375	12,397	11,220	12,652
Effects on hedge for investment held abroad	13,583	1,264	5,867	810	6,140
Adjusted Operating Profit before tax – Commercial Banking	18,249	19,639	18,264	12,030	6,512

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the real/U.S. dollar exchange rate to float freely, which resulted in exchange rate volatility. However, the Brazilian Central Bank has intervened occasionally to moderate exchange rate volatility. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. In the future, the real may fluctuate substantially against the U.S. dollar.

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance; temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions may limit our ability to make distributions to holders of our American Depositary Receipts, or “ADRs”. We cannot assure that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuations will affect the U.S. dollar equivalent of the price of our shares in reais on the São Paulo Stock Exchange, B3 S.A. – Brasil, Bolsa, Balcão, or “B3” as well as the U.S. dollar equivalent of any distributions we make with respect to our shares, which will be made exclusively in reais. Exchange rate fluctuations may also adversely affect our financial condition. For further information on these risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2016	3.26	3.48	3.12	4.16
2017	3.31	3.19	3.05	3.38
2018	3.87	3.68	3.14	4.19
2019	4.03	4.11	4.02	4.22
2020	5.20	5.16	4.02	5.94
Month Ended:
September 2020	5.64	5.40	5.25	5.65
October 2020	5.77	5.63	5.52	5.78
November 2020	5.33	5.42	5.28	5.69
December 2020	5.20	5.15	5.06	5.28
January 2021	5.48	5.36	5.16	5.51
February 2021 (through February 24, 2021)	5.42	5.41	5.34	5.50

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates at the close of each business day during the period.

Our parent company, Santander Spain, reports its financial condition and results of operations in euros. As of December 31, 2020, the exchange rate for euro to real was R$ 6.3779 per €1.00.

3B. Capitalization and Indebtedness

Not applicable.

3C. Reasons for the Offer and Use of Proceeds

Not applicable.

3D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. You should carefully read and consider the following risks, along with the other information included in this Annual Report on Form 20-F. The risks described below are not the only ones we face. Additional risks that we do not presently consider material, or of which we are not currently aware, may also affect us. Our business, results of operations or financial condition could be impacted if any of these risks materialize and, as a result, the market price of our Units and of our ADRs could be affected.

Summary of Risk Factors

Summary of Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

•	The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities.

•	Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

•	Exposure to Brazilian federal government debt could have a material adverse effect on us.

•	Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.

•	Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.

•	Infrastructure, labor force deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.

•	Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

Summary of Risks Relating to the Brazilian Financial Services Industry and Our Business

•	The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.

•	The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.

•	We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

•	We are subject to increasing scrutiny and regulation from data protection laws. Failure to protect personal information could adversely affect us.

•	We are exposed to risk of loss from legal and regulatory proceedings.

•	Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

•	Changes in taxes and other fiscal assessments may adversely affect us. Furthermore, we are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

•	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

•	The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.

•	Liquidity and funding risks are inherent in our business, and since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

•	The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio. We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

•	We may not effectively manage risks associated with the replacement or reform of benchmark indices.

•	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.

•	We are subject to counterparty risk in our business.

•	Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.

•	We engage in transactions with related parties that others may not consider to be on an arm’s-length basis.

•	Our business is highly dependent on the proper functioning of information technology systems.

Summary of Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

•	Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.

•	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, or “NYSE”, limiting the protections afforded to investors. Furthermore, our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the U.S.

•	The liquidity and market prices of the units and the ADRs may be adversely affected by the cancellation of units or substantial sale of units and shares in the market.

•	The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.

•	Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity, may be unable to exercise preemptive rights with respect to our units underlying the ADRs, and may find it difficult to exercise voting rights at our shareholders’ meetings.

•	Investors may find it difficult to enforce civil liabilities against us, our directors or officers. In addition, judgments of Brazilian courts with respect to our units or ADRs will be payable only in reais.

•	Holders of ADRs and could be subject to Brazilian income tax on capital gains from sales of ADRs. Furthermore, if you exchange your ADRs for their underlying Units, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

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

Brazil’s political environment has historically influenced, and continues to influence, the performance of Brazil’s economy by impacting the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

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

Certain Brazilian companies active in the oil and gas, energy, construction, and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission, or the “SEC,” the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil, and other relevant governmental authorities, in connection with corruption allegations (the Lava Jato investigations). The Brazilian Federal Police are also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF”, a tax appeals tribunal (the so-called Operação Zelotes). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian Federal Revenue Authority, which were under appeal in the CARF. Such investigations involve several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the near short to medium term. Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term (according to data from the IBGE, the Brazilian economy’s gross domestic product, or “GDP,” contracted by 3.3% in 2016, then increased by 1.3% in 2017 and 2018, 1.1% in 2019 and it is estimated to have contracted by 4.1% in 2020). In addition, although we have reduced our exposure to companies involved in the Lava Jato and other government investigations, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of the Lava Jato investigations, we may also be materially adversely affected.

As a result of the allegations under the Lava Jato investigations and the economic downturn, Brazil was downgraded to non-investment grade status by S&P in September 2015, by Fitch in December 2015, by Moody’s Investor Service, or “Moody’s,” in February 2016, and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the prior Brazilian government to approve certain reforms. Brazil’s sovereign rating is currently rated by the three major risk- rating agencies as follows: BB- by S&P and Fitch and Ba2 by Moody’s. Further downgrading of Brazil’s credit rating could reduce the trading price of units and ADRs. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments. In addition, the Lava Jato investigations have also reached members of the executive and legislative branches of the Brazilian government, which has caused considerable political instability, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to predict the effects of such political instability, which may include further deteriorations in Brazil’s economic conditions.

Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had significant effects on the Brazilian economy and our business, and can continue to do so. Tight monetary policies with high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes, and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

Since mid-2016, the Brazilian base interest rate, or SELIC, has been on a downward trend. The SELIC rate reached a high as 14.25% as of October, 2016, before decreasing to 13.75% p.a. by the end of 2016. The SELIC rate fell further to 7.00% p.a. by the end of 2017, and to 6.50% p.a. in March 2018. The SELIC rate remained at this level until June 2019, when it resumed its downward trend, ending 2019 at 4.50% p.a. As a result of the negative economic impact of the COVID-19 pandemic, the SELIC rate continued fall during 2020, and reached a historical low at 2.00% p.a. in August 2020, which is the current level as of the date of this report.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that, in 2020, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$432 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.” For example, considering the amounts in 2020, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$94 million and R$77 million, respectively.

Inflation has increased slightly during 2020, reaching 4.52% for the 12-month period ended December 31, 2020 (compared to 4.31% in 2019), mainly as a result of temporary supply shocks affecting the prices of foodstuffs.

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

We invest in Brazilian federal government bonds. As of December 31, 2020, approximately 20.5% of our total assets, and 83.4% of our securities portfolio, consisted of debt securities issued by the Brazilian federal government. Any failure by the Brazilian Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.

We sponsor defined benefit pension plans and a healthcare plan for former and current employees, most of which were inherited from Banespa (though we discontinued the use of defined benefit pension plans for our employees in 2005).

In order to determine the funded status of each legacy defined benefit pension plan and, consequently, the carried reserves necessary to pay future beneficiaries, we use certain actuarial techniques and assumptions, which are inherently uncertain and involve the exercise of significant judgment, including with respect to interest rates, which are a key assumption in determining our current obligations under the legacy pension plans. For further information, refer to note 21 to our consolidated financial statements.

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

Decreases in interest rates can increase the present value of obligations under our legacy defined benefit pension plans and lifetime medical assistance plan. However, in 2020, there were two factors that contributed to the reduction of our provisions when compared to 2019: first, the greater-than-average profitability of investments indexed to the IGPM, and secondly, a reduction of medical expenses.

As of December 31, 2020, our provisions for pensions and other obligations totaled R$14 million. For additional information, see note 21 to our audited consolidated financial statements included in this annual report.

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

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. As a result of fluctuations in commodity prices, international developments and periods of progress and setbacks on the domestic front—such as during the presidential impeachment process in 2016, or the approval of the national pension system reform in 2019—the real has weakened over the last few years. After having ended 2013 with an exchange rate of R$2.34 per U.S.$1.00, the real/U.S. dollar exchange rate was R$2.65 per U.S.$1.00 on December 31, 2014, depreciating further to R$3.91 per U.S.$1.00 on December 31, 2015. Despite the instability caused by a change in Brazil’s presidency, the real appreciated 17.0% year-on-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S.$1.00. In 2017, the real remained relatively stable against the U.S. dollar, with an exchange rate of R$3.31 per U.S.$1.00 as of December 31, 2017, but continued to depreciate in the following years, reaching R$3.88 per U.S.$1.00 as of December 31, 2018, and R$4.03 per U.S.$1.00 as of December 31, 2019. In May 2020, in response to the turbulence and uncertainty caused by the COVID-19 pandemic, the exchange rate almost surpassed the level of R$6.00 per U.S.$1.00, but finished the year at R$5.20 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2020, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$2.55 million.

Past episodes of depreciation of the real relative to the U.S. dollar created additional inflationary pressures in Brazil, which led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign-currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian balance of payments, as well as hinder export-driven growth. Depending on the circumstances, either a depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Infrastructure, labor force deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product, or “GDP” growth has fluctuated over the past few years, with a contraction of 3.5% in 2016 being followed by a three-year streak of growth in 2017 (1.0%), 2018 (1.1%) and 2019 (1.0%). For 2020, based on our internal estimates, we expect that Brazilian GDP declined by 4.1% as a result of the impacts of the COVID-19 pandemic. Growth has been limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors, and a lack of a qualified labor force. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

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

In 2020, 2019 and 2018, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. In 2020, the fallout of the COVID-19 pandemic has also affected the performance of Brazilian markets. These uncertainties adversely affected us and the market value of our securities.

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

The global macroeconomic environment is facing challenges, including the economic slowdown in China and the Eurozone, the end of funding by the U.S. Federal Reserve, the uncertain impact of the UK’s withdrawal from the European Union and, more recently, the economic setbacks derived from the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

On January 31, 2020 the UK ceased to be a member of the EU, on withdrawal terms which established a transition period until December 31, 2020, during which the UK continued to be treated as an EU member state and applicable EU legislation continued to be in force. A trade deal was agreed between the UK and the EU prior to the end of the transition period and the new regulations came into force on January 1, 2021. The trade deal, however, did not include agreements on certain areas, such as financial services and data adequacy. Hence, some uncertainty remains around the terms of the UK's relationship with the EU and the lack of a fully comprehensive trade agreement may negatively impact the economic growth of both regions. By the same token, an adverse effect on the UK and the EU may hit the wider global economy or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

Risks Relating to the Brazilian Financial Services Industry and Our Business.

The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Since December 2019, a disease caused by a new strain of coronavirus, or COVID-19, spread in the People’s Republic of China and progressively to the rest of the world, mainly to Europe, Latin America (including Brazil) and the United States, among others. The outbreak was declared a public health emergency of international concern and a global pandemic by the World Health Organization.

Countries around the world have responded to the COVID-19 pandemic by adopting a variety of measures in an attempt to contain the spread and impact of COVID-19, including imposing mass quarantines or other containment measures, shelter-in-place orders and medical screenings, restricting travel, limiting public gatherings and suspending most economic activities. These measures have resulted in a severe decrease of global economic activity and falls in production and demand, which has led to sharp declines in the GDP of those countries that are most affected by the pandemic, and is expected to continue to have an overall negative impact on global GDP in 2020 and 2021. Other consequences include increased unemployment levels, sharp decreases and high volatility in the stock markets, disruption of global supply chains, exchange rate volatility, steady customer draws on lines of credit, decline in real estate prices, and uncertainty in relation to the future impact in regional and global economies in the medium and long term. These measures have also negatively impacted, and could continue to negatively impact, businesses, market participants, our counterparties and customers, and the global economy for a prolonged period of time. Furthermore, it is unclear how the macroeconomic business environment or societal norms may be impacted after the pandemic. The post-COVID-19 environment may undergo unexpected developments or changes in the financial markets, fiscal, tax and regulatory environments as well as customer and corporate client behavior which could have an adverse impact on our business.

Many governments and regulatory authorities, including central banks, have acted, and may further act, to provide relief from the economic and market disruptions resulting from the COVID-19 pandemic, including providing fiscal and monetary stimuli to support the global economy, lowering federal funds rates and interest rates, and granting partial or total deferral (grace period) of principal and/or interest payments due on loans. It is difficult to predict how effective these and other measures taken to mitigate the economic effects of the pandemic will be. For more information on the measures taken by the Brazilian Central Bank to combat the COVID-19 pandemic, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19.”

Should current economic conditions persist or continue to deteriorate, we expect that this macroeconomic environment will have a continued material adverse effect on our business and results of operations, which could include, but is not limited to (i) a continued decreased demand for our products and services; (ii) protracted periods of lower interest rates and resulting pressure on our margins; (iii) further material impairment of our loans and other assets including goodwill; (iv) decline in value of collateral; (v) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (vi) downgrades to our credit ratings. See also “Our cost of funding is affected by our credit ratings and any risks may have an adverse effect on our credit ratings and our cost of funds. Any downgrade in Brazil’s, our controlling shareholders, or our credit rating, would likely increase our cost of funding, requiring us to post additional collateral under some of our derivative and other contracts and adversely affect our interest margins and results of operations.”

Additionally, unprecedented movement in economic and market drivers related to the COVID-19 pandemic impact the performance of financial models including credit loss models, capital models, traded risk models and models used in the asset/liability management process. This has required additional monitoring and adjustments to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also has resulted in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models has been and may continue to be impacted by the consequences of the COVID-19 pandemic. While it is too early to be entirely certain of the magnitude of change required for our models, it is likely that capital, credit risk and other models will need to be adjusted. The effectiveness of our models will depend in large part on the depth and length of the economic downturn.

Moreover, our operations will continue to be impacted by risks from remote working arrangements or bans on non-essential activities. For example, some of our branches in Brazil have been closed and others have been functioning with reduced hours for a significant period of time. During 2020, we had more than half of our total workforce working remotely, which has increased cybersecurity risks given greater use of computer networks outside the corporate environment. If we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.

We may also be adversely affected by measures taken by the Brazilian and other governments to mitigate the effects of the COVID-19 pandemic. For example, a temporary suspension on dividends and other distributions was enacted in Brazil through Resolution No. 4,820, limiting the distributions to shareholders 30% of adjusted net profit (following amendments enacted on December 23, 2020). As a result, we only distributed R$3,837 million as dividends and interest on equity in 2020 compared to R$10,800 million in 2019.

If the COVID-19 pandemic continues to adversely affect the global economy and/or adversely affect our business, financial condition, liquidity or results of operations, it may also increase the likelihood and/or magnitude of other risks described in this “Risk Factors” section.

For more information about specific measures that we have adopted and potential impacts on our business operations, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in Brazil, as well as volatile macroeconomic and political conditions.

During 2020, most world economies faced severe recession as a result of COVID-19 which could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions).

Volatile conditions in the global financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:

•	Reduced demand for our products and services.

•	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our conduct and regulatory risks related to non-compliance and limit our ability to pursue business opportunities.

•	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the income of our customers, both retail and corporate, and may adversely affect the recoverability of our loans, resulting in increased loan losses.

The process we use to estimate losses inherent in our credit exposure requires complex judgements, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

The recoverability of our loan portfolios and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Brazil. See “—The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.”

In addition, we are exposed to sovereign debt in Brazil. Recessionary conditions in Brazil would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.

Our revenues are also subject to risk of deterioration from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps, tax and monetary policies.

The economy of Brazil has experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the Brazilian economy to which we lend. In addition, Brazil is affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. In particular, the recent political and social instability in Chile could have a negative impact on the economy of Brazil and may have a material adverse effect on us.

The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive, with this competition increasing in recent years. We face significant competition in all of our main areas of operation from other Brazilian and international banks, as well as state-owned institutions, including through portability of loans.

Non-traditional providers of banking services, such as internet-based e-commerce providers, mobile telephone companies and internet search engines, as well as payment services for block-chain technologies, may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive prices and rates and devote more resources to technology, infrastructure and marketing. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulation of New Financial Institutions That Operate in Online Lending.”

New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger, artificial intelligence and/or biometrics, to provide services such as cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand toward internet and mobile banking may necessitate changes to our retail distribution strategy. Our failure to swiftly and effectively implement changes to our distribution strategy could have an adverse effect on our competitive position.

In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms who are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with major technology companies can make it more difficult for us to successfully compete with them and could adversely affect us.

Increasing competition could also require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on our profitability, as well as limit our ability to increase our customer base and expand our operations, further increasing competition for investment opportunities.

In addition, if our customer service levels are perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities, or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on us.

Our ability to maintain our competitive position depends, in part, on the success of new products and services that we offer to our customers, as well as our ability to offer products and services that meet the customers’ needs throughout their entire life cycle, and we may not be able to manage emerging risks as we expand our range of products and services, which could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet the customers’ needs during their entire life cycle. However, our customers’ needs and/or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs and/or desires. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If we cannot respond in a timely fashion to the changing needs and/or desires of our customers, we may lose them, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

As we expand the range of our products and services, some of which may be at an early stage of development certain regional markets where we operate, we will be exposed to new and potentially increasingly complex risks, such as conduct risk arising from relationships with customers, and development expenses. Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

While we have successfully increased our customer service levels in recent years, should these levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

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

The regulations governing Brazilian financial institutions are continuously evolving, and the Brazilian Central Bank has reacted actively and extensively to developments in our industry.

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

As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent that these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations, could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulations may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as those, which may be deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements require a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to continued significant financial regulatory reform in jurisdictions outside of Brazil that directly or indirectly affect Santander Spain’s businesses, including Spain, the European Union, the United States and other jurisdictions. In Spain and in other countries in which Santander Spain’s subsidiaries operate (including Brazil), there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behavior and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest, in their products and services, and the prices and other terms applied to them, is likely to continue. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burdens on Santander Group, including Santander Brasil, in these jurisdictions. In the European Union, these reforms could include changes relating to capital requirements, liquidity and funding, or other measures, implemented as a result of the unification of the European banking system under a European Banking Union. In the United States, many changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations, most of which are now in place. In May 2018, the United States Congress passed, and President Donald Trump signed into law, the Economic Growth, Regulatory Relief, and Consumer Protection Act, or “EGRRCPA,” the first major piece of legislation rebalancing the financial regulatory landscape since the passage of the Dodd-Frank Act. The U.S. financial regulatory agencies have begun to propose regulations implementing EGRRCPA, but the ultimate impact of these reforms on our operations is currently uncertain. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation.” We cannot predict the outcome of any financial regulatory reforms in the European Banking Union, the United States or other jurisdictions, and we cannot yet determine their effects on Santander Spain and, consequently, their effects on us, but regulatory changes may result in additional costs for us.

We are subject to potential intervention by any of our regulators or supervisors.

Our business and operations are subject to increasingly significant rules and regulations set by the Brazilian Central Bank, the CVM and the CMN, which are required to conduct banking and financial services business. These apply to business operations, affect financial returns, and include reserve and reporting requirements and conduct-of-business regulations.

In their supervisory roles, the Brazilian Central Bank, the CVM and the CMN seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. Their continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial-services-related sectors through entities under our control. For certain purposes related to regulation and supervision, the Brazilian Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Brazilian Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Brazilian Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims to our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Brazilian Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Brazilian Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Increases in reserve, compulsory deposit and minimum capital requirements may have a material adverse effect on us.

The Brazilian Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain, as well as determined compulsory allocation requirements to finance government programs, with these changes continuing to be a potential area of risk as they may increase the reserve and compulsory deposit or allocation requirements in the future or impose new requirements, which as a result could reduce our liquidity to fund our loan portfolio and other investments and, as a result, may have a material adverse effect on us.

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

For more information on the rules implementing Basel III, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage - Basel—Basel III” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Management.”

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

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery, anti-corruption and sanctions laws and regulations are increasingly complex and detailed. The Basel Committee is now introducing guidelines to strengthen the interaction and cooperation between prudential and Anti-Money Laundering/Combating the Financing of Terrorism (AML/CFT supervisors). Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

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

Additionally, in 2015 and early 2016, pursuant to a new resolution issued by the United Nations Security Council, as well as recently enacted laws and regulations issued by the Brazilian Central Bank requiring the implementation of the aforementioned resolution in Brazil, additional compliance requirements were imposed on us and other financial institutions operating in Brazil, which relate to the local enforcement of sanctions imposed by the United Nations Security Council resulting from certain resolutions. We believe we already have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we continue to evaluate their impact on our control and compliance procedures and whether adjustments will need to be made to our control and compliance procedures as a result.

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

Furthermore, the Brazilian Federal Public Prosecutor’s Office, or “MPF,” has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases, resulting in a claimed benefit of R$83 million (approximately U.S.$25 million) for us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018 the officer in question presented his defense. The proceedings are currently in course. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

In addition, we rely heavily on our relevant counterparties to maintain and apply their own appropriate compliance measures, procedures and internal policies. Such measures may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML, anti-terrorism, or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “blocked lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

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

On May 25, 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”) became directly applicable in all member states of the European Union. In addition to the GDPR, we will soon face new regulations from Brazilian authorities. The Brazilian General Data Protection Act (Law No. 13,709/2018), or “GDPA,” (Lei Geral de Proteção de Dados) was approved in the Federal Official Gazette on August 14, 2018 and, as amended by the Law No. 13,853/2019, took effect in September 2020. Law No. 13,853/2019 also set up the National Data Protection Authority for purposes of monitoring, implementing and supervising compliance with the GDPA in Brazil. The GDPA also brings about deep changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons in Brazil.

Although a number of basic existing principles have remained the same, the GDPR has introduced extensive new obligations on data controllers and rights for data subjects. The GDPA applies to individuals, as well as private and public entities, regardless of the country where they are headquartered or where data is hosted, as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or supply goods or services or to process data of individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data is collected. The application of the GDPA will apply irrespective of industry or business when dealing with personal data and is not restricted to data processing activities performed through digital media and/or on the internet.

The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million, and fines of up to 2% of annual worldwide turnover or €10 million (whichever is highest) for other specific infringements. The GDPA similarly sets out several penalties, which include warnings, blocking and erasure of data, public disclosure of the offense, and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense.

The implementation of the GDPR and of the GDPA has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial noncompliance with the new procedures. If there are breaches of the GDPR and or the GDPA obligations, as the case may be, we could face significant administrative and monetary sanctions, as well as reputational damage, which could have a material adverse effect on our operations, financial condition and prospects. Furthermore, following any such breach, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

For more information on the rules implementing GDPA, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision— Other Applicable Laws and Regulations—Data Protection Requirements.”

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

We are from time to time subject to regulatory investigations and civil and tax claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees, economic plans, and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be. The amount of our reserves in respect to these matters is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a highly uncertain matter may become material to our operating results. As of December 31, 2020, we had provisions for taxes, other legal contingencies and other provisions of R$9,887 million. See more information in note 22 to our audited consolidated financial statements included in this annual report.

We may face operational difficulties under the Brazilian instant payment scheme.

On November 16, 2020, the Brazilian Central Bank instituted its instant payment scheme (“PIX”), as well as the Instant Payment System (“SPI”), which enables participants to settle electronic transfers of funds in real time and available for 24 hours a day, seven days a week and every day in the year.

As a direct participant of the PIX, we may face operational issues, as well as difficulties in adapting to the requirements established by the PIX payment scheme regulations and by the other applicable rules, mainly related to the minimum level of service to be provided on a recurring basis to customers. As a result, we may be the target of administrative sanctions and/or judicial claims, either by the Brazilian Central Bank itself or as a result of complaints brought by our customers. Furthermore, as a consequence of potential administrative sanctions or judicial claims, we may face difficulties in retaining customers in relation to Santander SX, our solution for our customers to access PIX, which may have a material adverse effect on our financial results, as well as our reputation.

In addition, the Brazilian Central Bank may issue new and stricter rules applicable to PIX participants, including new operational capacity requirements. The imposition by the Brazilian Central Bank of new requirements may adversely affect our operations.

For more information related to the PIX and the SPI, see “Item 4. Information on the Company—B.—Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Brazilian Payment and Settlement System.” For more information related to Santander SX, see “Item 4. Information on the Company—B. Business Overview—Our Portfolio of Products and Services—Customer Solutions—Santander SX.”

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

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

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by tax authorities. We are subject to the income tax laws of Brazil. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental tax authorities, leading to disputes, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on us. The interpretations of Brazilian tax authorities are unpredictable and frequently involve litigation, which introduces further uncertainty and risk as to tax expense.

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

Changes in tax policy, including the creation of new taxes, may occur with relative frequency and such changes could have an adverse effect on our financial position or operating results. For example, in 2011, the Brazilian government established the Tax on Financial Transactions (the “IOF Tax”), which used to be charged at 1.0% per day over the notional value of increased foreign exchange exposure, but has currently been reduced to zero with respect to foreign exchange. The IOF Tax rates applicable to local loans of individuals and legal entities have been frequently adjusted (both increases and decreases) in recent years. The currently applicable IOF Tax rates applicable to local loans are approximately 1.5% for legal entities and 3.0% for individuals but could change in the future. We cannot estimate the impact that a change in tax laws or tax policy could have on our operations. For example, the IOF Tax is a tool used by the Brazilian government to regulate economic activity, which does not directly impact our results of operations, though changes in the IOF Tax can impact our business volumes generally.

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

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans can negatively impact our results of operations as the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or other factors, including factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Brazil and globally, including as a result of the COVID-19 pandemic. In response to COVID-19, with the purpose of helping our customers from the credit perspective and foster their economic resilience, we have implemented several actions, including (i) providing liquidity and credit facilities to customers facing hardship; (ii) granting payment deferrals in outstanding loans; (iii) focus credit risk management on those economic sectors more affected by the pandemic; (iv) focus on collections and recoveries readiness; and (v) quantifying the provision overlay on the expected credit losses as a result of the macroeconomic shock. If we were unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

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

On December 31, 2020, our credit risk (which includes gross loans and advances to customers, guarantees and documentary credits) amounted to R$466,104 million (compared to R$391,569 million as of December 31, 2019).

Economic uncertainty may lead to a contraction in our loan portfolio.

The recent slow growth rate of the Brazilian economy in 2020, 2019 and 2018, as well as a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation, and a decrease of the SELIC rate since 2017, as well as a recession in 2016 have adversely affected the rate of growth of our loan portfolio in recent years. Ongoing economic uncertainty could adversely affect the liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All of this could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Liquidity and funding risks are inherent in our business, and since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including overreliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the COVID-19 pandemic. Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

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

We rely primarily on retail deposits as our main source of funding. As of December 31, 2020, 82.0% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 48.9% of our assets had maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, including: general economic conditions, the confidence of retail depositors in the economy and in the financial services industry, the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances arise, this could have a material adverse effect on our operating results, financial condition and prospects.

Central banks around the world have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the COVID-19 crisis. If current credit facilities are rapidly removed or significantly reduced, this could have a material adverse effect on our ability to access liquidity and on our funding costs.

Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdowns of committed credit lines to our customers.

Our ability to manage our funding base may also be affected by changes to the regulation on compulsory reserve requirements in Brazil. For more information on the rules on compulsory reserve requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected. Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio, or “LCR,” is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. For the observations in this disclosure (exercised with daily balances for October, November and December 2020), the institution had an LCR of 170.7%, above the 100% minimum requirement. The Net Stable Funding Ratio, or “NSFR,” provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile in relation to their activities. The NSFR, which must remain at a minimum of 100% beginning from October 1, 2018 according to CMN rules, stands at over 118.6% for us as of December 31, 2020.

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

Any downgrade in Brazil’s sovereign credit ratings, those of our controlling shareholder, or in our ratings, would likely increase our borrowing costs. For example, a rating downgrade could adversely affect our ability to sell or trade some of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions, and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain derivative contracts and other financial commitments, we may be required to maintain a minimum credit rating or risk termination of such contracts or require the posting of collateral. Any of these results of a ratings downgrade could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

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

Santander Spain’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s, A with a negative outlook by Standard & Poor’s Ratings Services, or “S&P,” and A- with a negative outlook by Fitch Ratings Ltd., or “Fitch”. In April 2018, following the upgrade of the Spanish sovereign debt rating, S&P and Moody’s upgraded their ratings of Santander Spain from A- to A and from A3 to A2, respectively, and in July 2018, Fitch confirmed its rating and outlook. In 2019, the agencies maintained their 2018 analysis, considering, in some cases, a positive rating depending Santander Spain’s performance in 2019. However, due to the crisis caused by the COVID-19 pandemic and the macroeconomic deterioration in 2020, S&P and Fitch revised the outlook to negative, while Moody’s maintained its rating and outlook.

Our long-term debt in foreign currency is currently rated BB- with a stable outlook by S&P and Ba1 with a stable outlook by Moody’s.

S&P lowered Brazil’s credit rating in September 2015 from BBB- to BB+ (a non-investment-grade rating), and then again in mid-February 2016 from BB+ to BB with a negative outlook, mainly due to the continuing weak economic conditions of Brazil, political instability, the ongoing Lava Jato investigations, and uncertainty as to whether the Brazilian government will enact reforms in the 2016 federal budget to improve Brazil’s fiscal accounts and economic situation. In January 2018, Brazil was further downgraded by S&P to BB- with a stable outlook as a result of the failure of the prior Brazilian government to approve certain reforms. Fitch also lowered Brazil’s credit rating in December 2015 from BBB to BB+ (a non-investment grade rating), and then again in May 2016 from BB+ to BB, citing Brazil’s worsening economic outlook and growing political crisis as reasons for downgrading Brazil. In February 2018, Fitch further downgraded Brazil to BB-. Moody’s lowered Brazil’s credit rating from Baa2 to Baa3 (the lowest investment grade rating) in August 2015, and then to Ba2 (a non-investment-grade rating). Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- (stable) by S&P and Fitch, and Ba2 (stable) by Moody’s. Any further downgrade in Brazil’s sovereign rating would likely increase our funding costs and adversely affect us, including our asset quality.

As a result of the lowering of Brazil’s sovereign credit rating, our long-term foreign currency credit rating was lowered during the course of 2015 and in early 2016. On August 12, 2015, Moody’s lowered our credit rating from Baa2 to Baa3, lowering it again on February 25, 2016 to Ba3, and in March and May 2017, it affirmed the rating of Ba1. On September 10, 2015, S&P lowered our credit rating from BBB- to BB+ (a non-investment-grade rating), lowering it again on February 17, 2016 to BB and maintaining the rating at BB in August 2017 while changing the outlook to negative. In January 2018, we were downgraded by S&P to BB- with a stable outlook from BB with a negative outlook. We are currently rated as follows: BB- by S&P and Ba1 by Moody’s, both with a stable outlook. Any further downgrade in our long-term debt in foreign currency would likely increase our funding costs and adversely affect our interest margins and results of operations.

We cannot assure that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies that have a negative outlook with respect to us or our controlling shareholder, there can be no assurances that such agencies will revise such outlooks upward. In general, the future evolution of our ratings will be linked, to a large extent, to the macroeconomic outlook and to the impact of the COVID-19 pandemic (including, for example, additional waves, new lockdowns, etc.) on our asset quality, profitability and capital, as well as on the rating of Santander Spain. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins and results of operations.

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

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

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

Financial instruments, including derivative instruments and securities represented 88.1% of our total assets as of December 31, 2020. As of December 31, 2020, the notional value of derivatives in our books amounted to R$2,752,683 million (with a market value of R$28,871 million of debit balance and R$31,980 million of credit balance).

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

We may not effectively manage risks associated with the replacement or reform of benchmark indices.

Interest rate, equity, foreign exchange rate and other types of indices, which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

Any of the benchmark reforms which have been proposed or implemented, or the general increased regulatory scrutiny of benchmarks, could also increase the costs and risks of administering or otherwise participating in the setting of benchmarks and complying with regulations or requirements relating to benchmarks. Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks or lead to the disappearance of certain benchmarks.

Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by Santander Brasil. Various regulators, industry bodies and other market participants in the U.S. and other countries have worked to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. A transition away from the widespread use of certain benchmarks to alternative rates has begun and will continue over the course of the next few years. There is no assurance that these new rates will be accepted or widely used by market participants, or that the characteristics of any of these new rates will be similar to, or produce the economic equivalent of, the benchmarks that they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on Santander Brasil’s results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect Santander Brasil’s results.

On July 27, 2017, the Chief Executive of the U.K. Financial Conduct Authority, or the “FCA,” which regulates the London interbank offered rate, or “LIBOR,” announced that the FCA will no longer persuade or compel banks to submit rates for the calculation of the LIBOR benchmark after 2021. This announcement indicated that the continuation of LIBOR on the current basis could not be guaranteed after 2021. On December 4, 2020, ICE Benchmark Administration Limited, which administers LIBOR, published a consultation on its intention to cease the publication of most LIBOR settings as of the end of December 2021, except for the publication until June 30, 2023 of certain U.S. dollar LIBOR settings. Therefore, after 2021 most LIBOR settings may cease to be calculated. The Bank of England is publishing a reformed Sterling Overnight Index Average, , comprised of a broader set of overnight Sterling money market transactions, which has been selected by the Working Group on Sterling Risk-Free Reference Rates as the alternative rate to Sterling LIBOR. In addition, the Federal Reserve Bank of New York now publishes three reference rates based on overnight U.S. Treasury repurchase agreement transactions, including the Secured Overnight Financing Rate, or “SOFR,” which has been recommended as the alternative to U.S. dollar LIBOR. Furthermore, the European Money Market Institute, or “EMMI,” announced the discontinuation of the EONIA after 3 January 2022 and that from 2 October 2019 until its total discontinuation it will be replaced by the euro short-term rate, or “€STR” plus a spread of 8.5 basis points. Many unresolved issues remain, such as the timing of the successor benchmarks’ introduction and the transition of a particular benchmark to a replacement rate, which could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities. These and other reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduces a number of risks for us. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and (vii) litigation risks regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

The changes provided for in Phase 2 of the LIBOR reform address issues that may affect the financial statements during the reform of a reference interest rate, including the effects of changes in contractual cash flows or hedging relationships resulting from the replacement of a rate with an alternative reference rate (substitution issues). The effective date of application of this amendment is January 1, 2021. Our contracts linked to LIBOR are being reviewed between the parties and will be updated with the respective alternative rates disclosed, plus a spread. Management estimates that the updated cash flows will be economically equivalent to the original, and does not expect material impacts related to this replacement.

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

We may not be able to successfully protect our information technology systems and platforms against such threats. We have seen in recent years computer systems of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to information technology systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cyber criminals, but also activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could disrupt our electronic systems used to service our customers.

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

We are also subject to increasing scrutiny and regulation governing cybersecurity risks. Such regulation is fragmented and constantly evolving. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulations on Cybersecurity”. We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or policies. A failure to implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could also have a material adverse effect on us. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation or other damages, litigation expenses, regulatory penalties and fines and/or through the loss of assets. Furthermore, upon a failure to comply with applicable law and regulation, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

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

If these risks give rise to losses, this could materially and adversely affect us. We have a diversified loan portfolio, with no specific concentration exceeding 10% of total loans. Furthermore, currently, 1.3% of our loan portfolio is allocated to our largest debtor and 6.5% to our next 10 largest debtors. However, we cannot assure this will continue to be the case. If counterparty risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

The COVID-19 pandemic has caused high market volatility which may materially and adversely affect us and our trading and banking book.

Market risk refers to the probability of variations in our interest income/(charges) or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	interest income / (charges);

•	the volume of loans originated;

•	credit spreads;

•	the market value of our securities holdings;

•	the value of our loans and deposits; and

•	the value of our derivatives transactions.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income/(charges), which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results).

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities.

Due to the historically low interest rate environment in Brazil in recent years, the rates on many of our interest-bearing deposit products have been priced at or near zero or negative, limiting our ability to further reduce rates and thus negatively impacting our margins. If the current low interest rate environment in Brazil persists in the long run, it may be difficult to increase our interest income / (charges), which will impact our results.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities.

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results.

Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the COVID-19 pandemic. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

We face risks related to market concentration.

Concentration risk is the risk associated with potential high financial losses triggered by significant exposure to particular component of risk, whether it be related to a particular counterparty, industry or geographic concentration. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, or to financial instruments that depend on the same index or currency.

We believe that an excessive concentration with respect to a particular risk factor could generate a relevant financial loss for us, especially if the risk is one described in this annual report. We recognize the importance of this risk and the potential impacts that may affect our portfolio and results of operations.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our nonperforming loan ratios, impair our loan and other financial assets, and result in decreased demand for borrowings in general. We have credit exposure to borrowers that have entered or may shortly enter into bankruptcy or similar proceedings. We may experience material losses from this exposure.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards see note 1 to our consolidated financial statements included elsewhere in this annual report.

Our financial statements are based in part on assumptions and estimates which impact the results of our operations.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of financial assets measured at amortized cost, goodwill impairment, valuation of financial instruments, impairment of financial assets measured at fair value through other comprehensive income, deferred tax assets provision, and pension obligation for liabilities.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

Our business is highly dependent on the proper functioning of our information technology systems.

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

Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, unauthorized access or disclosures could subject us to legal actions and administrative sanctions, as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from employees’ potential non-compliance with policies, misconduct, negligence or fraud, which could result in regulatory sanctions and serious reputational and financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that the data we hold is incomplete, not recoverable or not securely stored. In addition, we may be required to report events related to information security issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or delivered to our customers with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. If we cannot maintain effective and secure electronic data and information, management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, claims from customers, regulators, employees and other parties, violations of applicable privacy and other laws, regulatory sanctions and serious reputational and financial harm to us. Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely, which may increase the vulnerability of our systems and impact our ability to conduct business.

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

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealings with sectors that are not well perceived by the public, ratings downgrades, significant fluctuations in our share price, dealing with customers in sanctions lists, rating downgrades, significant variations in the price of our ADRs throughout the year, compliance failures, unethical behavior, and the activities of customers, service providers and other counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

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

Past performance of our loan portfolio may not be indicative of future performance; changes in the profile of our business may adversely affect our loan portfolio. In addition, the value of any collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due, among other factors, to our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control, and we may be unable to realize the full value of the collateral securing our loan portfolio.

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Climate risk is as a transversal risk that can be an aggravating factor for the types of traditional risks managed by Santander: credit, market, operational (including reputational risk).

In order to identify the vulnerability of the Santander Group’s exposures to climate change, we have adopted the classifications used by TCFD (Task-Force on Climate-Related Financial Disclosures), and we consider that there are two primary sources of climate change related financial risks: physical and transition.

Physical risks resulting from climate change can be event-driven (acute) or long-term shifts (chronic) in climate patterns:

•	Acute physical risks include increased severity of extreme weather events, such as drought, hurricanes, or floods.

•	Chronic physical risks include changes in precipitation patterns and extreme variability in weather patterns, rising mean temperatures, chronic heat waves or rising sea levels.

Transition risks refer to actions brought on to address mitigation and adaptation requirements related to climate change, and they can fall into various categories such as policy, technology, and market changes:

•	Policy actions generally fall into two categories—those that attempt to constrain actions that contribute to the adverse effects of climate change and those that seek to promote adaptation to climate change. The risk associated with and the financial impact of policy changes depend on the nature and timing of the policy change.

•	Technology risk arises from improvements or innovations to support the transition to a lower-carbon, energy efficient economic system that can have a significant impact on companies to the extent that new technology displaces old systems and disrupts some parts of the existing economic system.

•	Market risk may manifest through shifts in supply and demand for certain commodities, products, and services, as climate-related risks and opportunities are increasingly taken into account.

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.

Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 89.5% of our total capital. Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2020, the aggregate market capitalization of the B3 was equivalent to approximately R$ 5.1 trillion (U.S.$1.0 trillion), and the top ten stocks in terms of trading volume accounted for approximately 34% of all shares traded on B3 in the year ended December 31, 2020. In contrast, as of December 31, 2020, the aggregate market capitalization of the NYSE was approximately U.S.28.6 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy and global capital markets, including in Brazil, during the course of 2020. As a result of this volatility, the B3’s circuit breaker mechanism was triggered eight times during March 2020. The prices of most of the securities traded on the NYSE and the B3, including the price of our securities, was adversely affected by the COVID-19 pandemic. Impacts similar to those described above may reoccur, which may result in volatility in the prices of our securities traded on the NYSE and on the B3. We cannot assure you that the price of our securities will not fall below the lowest levels at which our securities traded during the ongoing pandemic.

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

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law, and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$$3.3 billion, R$10.8 billion, and R$6.6 billion and R$6.3 billion (R$0.89, R$2.90, R$1.77 and R$1.6877 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2020, 2019, 2018 and 2017, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in the future. We are also subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity, including, since April 2020, a temporary restriction on dividend distributions and other payments as a result of measures taken by the Brazilian Central Bank to combat the COVID-19 pandemic’s effect on the Brazilian financial sector (see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19—Temporary Suspension of Dividend Distributions and Other Payments.” Also, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest Attributable to Stockholders’ Equity.”

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

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

Law No. 10,833 of December 29, 2003 provides that the disposal of assets located in Brazil by a nonresident to either a Brazilian resident or a nonresident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposal of our units by a nonresident of Brazil to another nonresident of Brazil. It is unclear whether ADRs representing our units, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. We believe ADRs do not qualify as property located in Brazil and, thus, should not be subject to Brazilian income tax. Nevertheless, there is no judicial guidance as to the application of Law no. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADRs between nonresidents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADRs, this tax law would accordingly impose withholding taxes on the disposition of our ADRs by a nonresident of Brazil to another nonresident of Brazil. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Any gain or loss recognized by a U.S. taxpayer will generally be treated as U.S. source gain or loss. A U.S. taxpayer would not be able to credit any Brazilian tax imposed on the disposition of our units or ADRs against such person’s U.S. federal income tax liability, unless such credit can be applied (subject to applicable limitations) against tax due on other income of such person from foreign sources. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.

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

Under Brazilian Corporate Law, holders of the ADRs are not our direct shareholders and will have to exercise their voting rights through the depositary. Therefore, holders of ADRs may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of our common shares under Brazilian law than under the laws of other jurisdictions outside Brazil.

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

If you exchange your ADRs for their underlying Units, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Brazilian law requires that parties obtain registration with the Brazilian Central Bank in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the Units must obtain the necessary registration with the Brazilian Central Bank for payment of dividends or other cash distributions relating to the Units or after disposal of the Units. If you exchange your ADRs for the underlying Units, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Brazilian Central Bank and the CVM, in order to obtain and remit U.S. dollars abroad after the disposal of the Units or the receipt of distributions relating to the Units. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the Units. For more information, see “Item 10.D. Exchange Controls.”

If you attempt to obtain your own registration, you may incur expenses or suffer delays in the application process, which could delay your receipt of dividends or distributions relating to the Units or the return of your capital in a timely manner. The custodian’s registration and any certificate of foreign capital registration you may obtain may be affected by future legislative changes. Additional restrictions applicable to you, to the disposal of the underlying Units or to the repatriation of the proceeds from disposal may be imposed in the future.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

General

We are a publicly held corporation (sociedade anônima) of indefinite term, incorporated under Brazilian law on August 9, 1985. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo or “JUCESP”), under NIRE (Registry Number) 35300332067. Our corporate name is Banco Santander (Brasil) S.A. and our commercial name is Banco Santander. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2,041 and 2,235, Bloco A, Vila Olímpia, 04543-011. Our telephone number is +55-11-3553-3300 and our website is https://www.santander.com.br/ri. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

Our agent for service is Mercedes Pacheco, Managing Director – Senior Legal Counsel, Banco Santander, S.A., New York Branch, 45 E. 53rd Street New York, New York 10022.

History

We are currently the third largest privately-owned bank in Brazil, and the only international bank that operates countrywide. We operate in both the retail and wholesale segments with high-added value offers, which allows us to provide our products and services to individuals, small and medium enterprises, and large corporate customers.

We are part of the Santander Group, a financial institution founded in Spain in 1857, and that has expanded globally through numerous acquisitions. Under the Santander Group’s business model each major unit is autonomous and self-sufficient in terms of capital and liquidity. However, our relationship with the Santander Group allows us to:

•	access the Santander Group’s global operation network, using the operational synergies with the Santander Group to enhance our ability to provide global products and services to our customers, while reducing technology development costs;

•	provide our customers with the benefits of a strong presence in certain international markets, predominantly in Latin America and Western Europe;

•	assimilate best practices with respect to products, services, internal controls and risk management, that were implemented by the Santander Group internationally; and

•	develop our employees’ skills by means of local and international training and development initiatives, including international experiences at Santander Group’s offices worldwide.

Our history in the Brazilian banking industry goes back to the 1970s and is as summarized in the following figure:

Santander Brasil Timeline

In 1957, the Santander Group entered the Brazilian market for the first time through an operating agreement with Banco Intercontinental do Brasil S.A. In 1970, the Santander Group opened a representative office in Brazil, followed by its first branch in 1982.

Since the 1990s, the Santander Group established its presence in Latin America, particularly in Brazil, by capitalizing on organic growth and pursuing an acquisition strategy, including the following most notable acquisitions:

•	In November 2000, the Santander Group acquired Banespa, a bank owned by the State of São Paulo that resulted in the Santander Group becoming one of Brazil’s largest financial groups.

•	On July 24, 2008, Santander Spain took an indirect share control of Banco Real, which was then absorbed into the Santander Group in order to further consolidate its investments in Brazil. Santander Brasil’s acquisition of Banco Real’s share capital was approved through a share exchange transaction on August 29, 2008, which resulted in Banco Real becoming a wholly owned subsidiary of Santander Brasil. Subsequently, it was merged into Santander Brasil on April 30, 2009.

Since October 7, 2009, our units, and common and preferred shares have been listed and traded on B3 under the symbols: “SANB11”, “SANB3” and “SANB4”, respectively. Our ADRs have been registered with the SEC under the Securities Act and are listed and traded on the NYSE under the symbol “BSBR”. For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Important Events

We have set forth below important recent events in the development of our business. For further information, please refer to Note 3 Basis of consolidation of IFRS Financial Statements to our consolidated financial statements included in “Item 18. Financial Statements” of this annual report.

Sale of equity stake in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, we sold our entire equity interest in Super Pagamentos e Administração de Meios Eletrônicos S.A., or “Superdigital,” to Superdigital Holding Company, S.L., a company indirectly controlled by Santander Spain, for the amount of R$270 million as consideration. As a result of such transaction, we are no longer a shareholder of Superdigital.

Put option of the remaining equity interest in Banco Olé Consignado S.A. against Aymoré Crédito, Financiamento e Investimento S.A.

On March 14, 2019, the minority shareholder of Banco Olé formalized its interest in exercising the put option right provided in the Investment Agreement executed with Aymoré CFI on July 30, 2014, to sell its 40% equity interest in Banco Olé to Aymoré CFI, a controlled entity of Santander Brasil. On January 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A. (a holding company whose single asset is the shares representing 40% of the corporate capital of Banco Olé) entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon the transfer of Bosan’s shares to Santander Brasil and payment of the total price of R$1,608.8 million to the sellers. As a result, Santander Brasil became, both directly and indirectly, the holder of all shares issued by Banco Olé.

Merger of Banco Olé Consignado S.A. into Banco Santander (Brasil) S.A.

Following the acquisition of the remaining equity interest over Banco Olé Consignado S.A., through the holding company Bosan Participações S.A. (together referred to as “Olé Companies”), the shareholders of Santander Brasil and the Olé Companies approved the merger of Olé Companies into Santander Brasil, as provide by the general meetings held on August 31, 2020. As a result, the Olé Companies ceased to exist and were succeeded by Santander Brazil. The incorporation of the Olé Companies is under the process of ratification by the Brazilian Central Bank.

Establishment of the Credit Intelligence Bureau

On January 20, 2016, we entered into a non-binding memorandum of understanding with Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A., for the creation of a Credit Intelligence Bureau (Gestora de Inteligência de Crédito S.A., or “CIB”). The CIB was structured as a corporation and each of Santander Brasil, Banco Bradesco S.A., Banco do Brasil S.A., Caixa Econômica Federal and Itaú Unibanco S.A. has a 20% equity interest in the corporation.

The purpose of the CIB is to develop a database that, in compliance with the applicable law, will collect, reconcile and process the credit information of registered individuals and legal entities who expressly authorize the inclusion of their credit information on such database. On April 14, 2017, the definitive documents were executed by CIB’s shareholders. The necessary regulatory authorizations, including those issued by the Brazilian Central Bank and by CADE, have already been granted. The CIB became fully operational in 2019.

Joint Venture with Hyundai Capital Services, Inc.

On April 28, 2016, our wholly owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Capital Services, Inc., or “Hyundai Capital”, for the purposes of incorporating (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company. These entities were incorporated to provide, respectively, auto financing and insurance brokerage services and products to consumers through the Hyundai dealerships in Brazil.

Aymoré CFI owns a 50% equity interest in Banco Hyundai Capital Brasil S.A., and Hyundai Capital owns the remaining 50% equity interest.

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

Acquisition of equity stake in Ipanema Empreendimentos e Participações S.A., currently named Return Capital Serviços de Recuperação de Créditos S.A. (“Return Credit Management”), and Gestora de Investimentos Ipanema S.A., currently named Return Gestão de Recursos S.A. (“Return Asset” and, together with Return Credit Management, the “Return Entities”)

On October 16, 2019, Atual Companhia Securitizadora de Créditos Financeiros, or “Atual,” informed the remaining shareholders of the Return Entities of its decision to exercise its call option for shares representing the remaining 30% of the Return Entities’ total voting capital owned for a value of approximately R$17 million. The transaction was completed on November 1, 2019. As a result of this transaction, Atual currently owns 100% of the Return Entities’ issued and outstanding share capital. The Return Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans.

Joint Venture with HDI Seguros

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership through the creation of a new insurance company called Santander Auto S.A., or “Santander Auto”. Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto will focus on offering motor insurance policies through a fully digital platform. The transaction closed on October 9, 2018 when the documentation to form Santander Auto S.A. was executed. On January 11, 2019, Santander Auto was granted regulatory authorization to begin operations by SUSEP and effectively started its operations on October 2019.

Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, our indirectly controlled subsidiary Santander Finance Arrendamento Mercantil S.A. was converted into a securities brokerage company and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion was approved by the Brazilian Central Bank on November 21, 2018.

On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. changed its name to PI Distribuidora de Títulos e Valores Mobiliários S.A., or “PI DTVM.” The corporate name change was approved by the Brazilian Central Bank on January 22, 2019.

PI DTVM is a securities brokerage company, with an open digital platform, whose focus is to broaden the portfolio of financial products we are able to offer to our customers.

Purchase of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Santander Brasil executed a share purchase and sale agreement and other covenants with the shareholders of Gira (Gestão Integrada de Agronegócio S.A. or “Gira”) to acquire 80% of Gira’s share capital. Gira is a technology company that operates in the management of agribusiness receivables and whose platform has the potential to make agricultural credit transactions more secure. This increased layer of security is achieved through the use of applications, such as geolocation of productive areas, capture and analysis of agronomic data and permanent monitoring of production performance for sites involved in credit transactions. Gira’s solutions also include the review and digital registration of collateral provided under commercial contracts and continuous observation of crop development as a way of monitoring risks. The applicable regulatory approvals were received on December 18, 2020 and the closing of the transaction took place on January 8, 2021.

Formation of BEN Beneficios

On June 11, 2018, we incorporated BEN Beneficios, Benefícios e Serviços S.A. (“Ben”) an entity fully held by Santander Brasil, whose purpose is to create, supply and administer various types of vouchers and tickets used to provide employee benefits (such as meals, transportation and cultural events) in the form of printed electronic and magnetic cards. BEN Beneficios began operating in the second quarter of 2019.

Acquisition of residual equity stake in Getnet

On December 19, 2018, the minority shareholders of Getnet Adquirência e Serviços para Meios de Pagamentos S.A., or “Getnet,” exercised their right to sell all of their shares to Santander Brasil, or the “Put Option”, pursuant to the Shares’ Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or “SPA”. On the exercise date of the Put Option, we entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% of the entity’s equity interest, in the amount of R$1.431 billion. The transaction was approved by the Brazilian Central Bank on February 18, 2019 and closed on February 25, 2019. As a result, Santander Brasil currently owns 100% of Getnet’s issued and outstanding share capital.

Proposal to Spin Off Getnet

On February 25, 2021, further to the Material Facts disclosed on November 16, 2020 and February 2, 2021, we announced that our Board of Directors approved a separation from our merchant payment business, which is undertaken by our subsidiary, Getnet, in order to concentrate the technology and payments businesses of Santander Group within PagoNxt, a new technology-focused global payment platform. Following the potential spin-off of our equity interest held in Getnet, or the “Spin-Off,” which will be resolved upon by our shareholders in an extraordinary shareholders’ meeting, our shareholders would become direct shareholders in Getnet on a pro rata basis. Accordingly, our shareholders immediately prior to the Spin-Off would hold a percentage of equity interest in Getnet in the same proportion as they held in Santander Brasil prior to the Spin-Off. After the approval of the Spin-off by our extraordinary shareholders’ meeting, our shares and units will be traded with the right to receive the shares and units issued by Getnet until the record date, which, once determined, will be disclosed to the market by means of a Notice to Shareholders.

Sale of equity stake in CIBRASEC – Companhia Brasileira de Securitização

On July 24, 2019, we completed the sale of our entire equity interest in CIBRASEC – Companhia Brasileira de Securitização (“Cibrasec”) to ISEC Securitizadora S.A. (“ISEC”). Our interest amounted to 4,000 common shares and 50 Class A preferred shares, representing, in the aggregate, approximately 9.72% of Cibrasec’s total capital stock. The transaction was effected pursuant to the Shares Purchase and Other Covenants Agreement executed on the same date among Santander Brasil, the other shareholders of Cibrasec, ISEC and Cibrasec, who acted as an intervening party. We received consideration of R$ 9.8 million for our interest in Cibrasec. As a result, we are no longer a shareholder of Cibrasec.

Purchase of Equity Interest over Toro Controle e Participações S.A.

On September 29, 2020 Santander Brasil’s subsidiary, PI DTVM , entered into an investment and other covenant agreement with the shareholders of Toro Controle e Participações S.A. , or “Toro Controle” to invest in Toro Controle. Toro Controle, an investment platform, operating as a securities broker focused on the retail market was founded in Belo Horizonte in 2010. Toro Controle is the holding company of Toro Corretora de Títulos e Valores Mobiliários Ltda, or “Toro Corretora,” and Toro Investimentos S.A., or “Toro Investimentos.” We refer to Toro Controle, Toro Corretora and Toro Investimentos as “Toro,” Upon completion of the transaction, PI DTVM will hold 60% of Toro Controle’s share capital.

In addition, PI DTVM and Toro Corretora will combine their market experiences to develop a complete platform of fixed and variable income products. This platform will be based on shared expertise, technology and operate in the growing Brazilian investment market. The completion of the transaction is subject to the execution of certain customary agreements between the parties, the fulfillment of customary conditions precedent and the receipt of certain regulatory approvals, including the approval of the Brazilian Central Bank.

Buyback Program

On February 2, 2021, our board of directors approved the continuation of the buyback program (previously set to expire on November 4, 2020) of our units and ADRs. Our units and ADRs will be acquired either directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program will cover the acquisition of up to 36,956,402 units or ADRs, representing a combination of 36,956,402 common and 36,956,402 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 18 months beginning on February 3, 2021 and expiring on August 2, 2022.

Issuance of Notes

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands branch, of debt instruments to form part of our Tier 1 and Tier 2 regulatory capital in the aggregate amount of U.S.$ 2.5 billion, pursuant to an offering made to non-U.S. Persons under Regulation S of the U.S. Securities Act of 1993, as amended, or the “Notes Offering”.

In addition, our board of directors also approved the redemption of debt instruments issued to form part of our Tier 1 and Tier 2 regulatory capital, as set out in the board’s resolution of January 14, 2014. The proceeds from the Notes Offering were used to fund this redemption.

On December 18, 2018, the Brazilian Central Bank authorized the transactions contemplated in the Notes Offering and the redemption, which were completed on January 29, 2019.

Disclosure of Projections

On July 29, 2020, we informed the market that we will no longer disclose guidance, as previously announced in the material fact dated October 8, 2019. This decision comes in response to the ongoing uncertainty with respect to the impact of the COVID-19 pandemic on our business, financial condition, assets, liquidity, cash flows and results of operations, as well as on the macroeconomic environment in Brazil and globally.

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our information technology platform. Our information technology platform focuses on our customers and supports our business model. In 2020, 2019 and 2018, total investments in information technology were R$1,432 million, R$1,858 million and R$1,276 million, respectively.

In 2020, 2019 and 2018, we continually improved in our technology platforms by means of investment in our digital applications, including through the implementation of new solutions in the areas of artificial intelligence (machine learning, AIOPs), micro services, blockchain technology, cyber insurance, facial recognition and cloud-based technologies, among others. The application of these new technologies improved our interaction with our customers enabled us to provide solutions across credit, consortium, payroll loan, insurance, private banking, cards,  payments, agribusiness, investments to better address client needs. We also continued to invest in our physical distribution network (branches, PABs and PAEs), including: biometric identification for corporate customers, digital purchase and payment of exchange, among other initiatives. For more details about our technology and infrastructure, see the item “—B. Business Overview—Technology and Infrastructure”.

Our ongoing capital expenditures consist primarily of investments in information technology We expect to fund our ongoing capital expenditures principally from our cash flow from operations.

Our major divestiture in the past three fiscal years and until the date of this annual report was the sale of Super Pagamentos.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting the Comparability of Our Results of Operations”.

Impact of COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. Based on the information available as of the date of this annual report, we present below a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

•	As the COVID-19 pandemic escalated in Brazil starting March 2020, we adjusted our operations to be able to continue providing our products and services to our customers while ensuring the health and safety of our employees. As part of these measures we transitioned our administrative office staff into remote working arrangements from March 17,2020 to May 25, 2020, and we had up to 80% of our employees working from home in that period. From May 25, 2020 we begin a phased return to our offices in compliance with strict hygiene and social distancing procedures.

•	We supported our employees throughout the COVID-19 pandemic by offering them and their dependent remote medical care through an agreement with a leading Brazilian hospital. We also provided advance payment of thirteenth salary installments in April 2020 (these are normally paid in December of each year).

•	Since March 2020, our branches have been operating with reduced service hours; from 9:00 a.m. to 2:00 p.m. from March 2020 to July 2020 and then from 9:00 a.m. to 3:00 p.m. through to the date of this annual report. We also adopted a staggered entry system in branches with heavy customer traffic in order to reduce the total number of customers in the branch at any given time. We also reserved the period from 9:00 am to 10:00 am for customers who would are more vulnerable to COVID-19. To provide continuous service and meet the increased demand of our call centers, we temporarily relocated retail employees to our call centers to help deal with the increased demand for remote banking services. In line with our commitment to clear customer communication, we launched the “Overcome Together” and “Santander Supports You” websites, which gathered resources and initiatives related to our business.

•	We offered individual, microentrepreneur and SME customers the possibility of deferring their loan payments for up to 60 days. In May 2020, we allowed an extension for an additional 30 days, as a result of which our deferred loan portfolio reached a total of R$ 49.8 billion as of June 30, 2020 and R$40.6 million as of December 31, 2020. At the same time we continuously monitored our loan quality indicators, which remained at acceptable levels throughout the COVID-19 pandemic and through to the date of this annual report. We also participated in government programs that granted special credit lines for businesses, particularly in retail, including CMN Resolution No. 4,846, which was published on August 24, 2020 and regulated lending under the Emergency Employment Support Program, initially established by Provisional Measure No. 944/2020. For more information, see “—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19” As a result, our total portfolio balance of government-sponsored loans reached R$14 billion as of December 31, 2020. It is worth noting that these government-sponsored credit lines were created in 2020 to minimize the negative effects of the pandemic.

•	The onset of COVID-19 had a negative impact on our net fee and commission income, especially in the first half of 2020, due to a lower volume of customer transactions, which adversely affected the total amounts we were able to charge in credit and debit card fees. As a result, we experienced reductions in the growth rates of our net fee and commission income and of our net interest income from the six months ended June 30, 2019 to the six months ended June 30, 2020, as compared to the growth rates of our net fee and commission income and of our net interest income from the six months ended June 30, 2018 to the six months ended June 30, 2019. These reductions were due to the abovementioned lower transaction volumes, a higher share of global wholesale banking in the loan portfolio, alongside a shift in the product mix, with a decreased share of higher risk products, such as credit cards and overdrafts. For more information, see “Item 5. Operating and Financial Review and Prospectus—A. Operating Results—Results of Operations for the Years Ended December 31, 2020, 2019 and 2018—Results of Operations—Net Interest Income ” and “Item 5. Operating and Financial Review and Prospectus—A. Operating Results— Results of Operations for the Years Ended December 31, 2020, 2019 and 2018—Results of Operations—Net Fee and Commission Income.”

•	In 2020, we constituted an additional provision in the amount of R$3,200 million. This provision was calculated based on the analysis of the potential macroeconomic effects and took into account not only quantitative and qualitative indicators, but also the adequate and accurate identification of risks and a collective assessment of exposures. For more information, see “Item 5. Operating and Financial Review and Prospectus—5A. Operating Results—Results of Operations—Impairment Losses on Financial Assets (Net).”

•	In 2020, the National Monetary Council, or “CMN,” and the Brazilian Central Bank introduced measures to minimize the impact of COVID-19 on the financial system. With respect to liquidity, these changes included: (i) a reduction in the time deposit reserve requirement from 31% to 17%; and (ii) an increase in the additional limit on the reserve requirement treated as High Quality Liquidity Assets from 15% to 30%, ensuring greater liquidity in a stress scenario. In addition, a temporary suspension on dividends and other distributions was enacted through Resolution No. 4,820, limiting the distributions to shareholders 30% of adjusted net profit (following amendments enacted on December 23, 2020). As a result, we only distributed R$3,837 million as dividends and interest on equity in 2020 compared to R$10,800 million in 2019. The CMN also published Resolution No. 4,783, which temporarily reduced the capital conservation buffer (where all rates relate to the total amount of risk-weighted assets) required from financial institutions from 2.5% to 1.25%, leading our Basel ratio to reach 15.3% as of December 31, 2020. For more information, see “—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19” and “—4B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

•	We experienced an increase in digital business. Specifically, we recorded an increase of 151% in the number of new contracts originated through digital channels in December 2020 as compared to January and February 2020.

See also “Item 3. Key Information—3D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

4B. Business Overview

Our Strategy

Our strategy is to endeavor to grow in a profitable, recurring and sustainable manner by providing services with excellence and to consistently strive to enhance customer satisfaction levels, expand our customer base and increase the loyalty of our customers.

To achieve this goal, we have been deeply focused on understanding how the Brazilian market works to address its demands effectively. In line with this approach, we have sought to identify our different types of customers and their specific needs. Accordingly, we adopted a strategy that is based on serving our customers wherever and whenever they want through multi-channel (digital and/or physical) solutions that provide a customized and innovative portfolio of services and products.

We endeavor to be pioneers and anticipate market trends to capture business opportunities over the years.

In 2016 we began our commercial transformation, which consisted of implementing new work models and simplifying and digitizing our processes, and introduced a culture of innovation, while also providing further vehicle loans at a time when the market was moving in the opposite direction. In 2017 we focused on the quality of the services we provide and placed customer satisfaction at the center of our strategy, which is reflected in the implementation of the net promoter score, or NPS, as a measure of customer satisfaction. In 2018, we were pioneers in bringing an industrial approach to costs into the banking sector, covering three key fronts: organization, technology and culture. We believe this strategy has already yielded results and will allow us to further refine our productivity and customer experience. In 2019, we expanded our Santander ecosystem with new businesses and reduced our exposure to the card market, as we concentrated on lower-risk products. Finally, in 2020 we focused on supporting our customers through a challenging time period, by providing relevant products, while also focusing on efficiency and responding swiftly to market trends, as illustrated by the launch of SX, which set ourselves apart from the Brazilian Central Bank’s instant payment solution, PIX, by offering exclusive benefits to customers. We have also launched new disruptive products into the market such as Sim, emDia, Santander Auto and Ben. As a result of this strategic repositioning, we have been able to realize substantial growth in all our key business areas, as evidenced by the evolution of our return on equity, or ROE, in recent years (for further information see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures—Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures—Return on average stockholders’ equity”).

Similarly, we believe that our positioning, combined with a culture that values our people, promotes diversity, encourages speed in execution and fosters innovation, prepares us for this new cycle and allows us to keep anticipating market trends.

We believe our core business has the potential to grow through innovation and technology, and by delivering a higher service level to our customers. Our products and businesses include, among others, payments (i.e. payment platforms), auto and consumer goods loans through Santander Financiamentos, mortgages, payroll and agribusiness loans, as well as investments, in addition to the products and services we offer through our wholesale segment.

In order to strengthen our ecosystem, we have launched new businesses which continue to mature, such as (i) Ben, which reached breakeven in May 2020 and expanded its customer base in 2020 to 217 thousand cards alongside 1.4 thousand human resources customers and 338 thousand partner merchants; (ii) Sim, which achieved positive net profit in 2020 after 15 months of operation and a loan portfolio of R$700 million as of December 31, 2020; (iii) emDia, which had four million customers as of December 31, 2020 and R$46 million in credit recovered volume in 2020, and (iv) Santander Auto, which reached a penetration rate of 16% of Santander Financiamentos’ contracts leading to the issuance of more than R$100 million in premiums during 2020. More recently, in September 2020, we announced the acquisition of Toro Corretora to complement our PI DTVM investment platform, thereby expanding our product offering. The completion of the transaction is subject to the execution of certain customary agreements between the parties, the fulfillment of customary conditions precedent and the receipt of certain regulatory approvals, including approval by the Brazilian Central Bank.

Our growth is based on a commitment to asset quality, which we believe is demonstrated by the performance of certain quality indicators such as our cost of risk, which we believe remains at controlled levels despite the current macroeconomic scenario. It is worth noting that since 2019, we have focused on expanding our lower-risk products, particularly those that are collateralized. As a result, we believe that our loan quality indicators are at appropriate levels. Similarly, collateralized loans represent a significant portion of our loan portfolio to individuals, accounting for approximately 76% of our loan portfolio as of December 31, 2020 (four percentage points higher than December 31, 2019). The collateralized loans includes payroll loans.

We believe that our business was able to adapt swiftly to the changing environment in 2020 in order to meet the needs of our customers. We offered a plan to defer loan repayment installments to customers who fulfilled certain requirements. We provided special lines of credit, including through government programs, for the corporate and small and medium enterprise, or SME, segments. We believe that all these initiatives strengthened our customers’ loyalty and helped us achieve better control of our risk indicators. As a result of our actions, we reached the highest NPS level in our history in 2020, recording an NPS score of 63 points in 2020 (compared to 56 points in 2019), which we believe is evidence of our commitment to customers.

We acknowledge our responsibility as a financial institution to support society and contribute to Brazil’s economic growth. This attitude is embedded into our culture and is transversal to our business. In 2020, we held two events focused on supporting society at the onset the pandemic through our “Amigo de Valor” program, one in the first half of the year, and another one in the second half, raising an aggregate of approximately R$23 million (including donations from employees, customers and Santander Brasil, with R$7 million raised in the first edition and R$15.7 million raised in the second edition). We also hosted a donation marathon for the “Mães da Favela” project with the participation of customers and employees, which generated positive results: R$7.2 million was raised (including donations from employees, customers and Santander Brasil) to support more than 20,000 families.

Additionally, we encouraged other initiatives, such as volunteering to provide remote assistance to the elderly under the “Parceiro do Idoso” program, and the offer of special products to healthcare professionals. Finally, together with our private bank peers, we donated 5 million rapid COVID-19 tests, 17.7 million face masks and R$20 million to purchase computerized tomography scanners. Finally, we also donated a total of R$100 million to contribute to the fight against COVID-19.

Below are the main commercial initiatives that we have undertaken in recent years:

•	Net promoter score or NPS. We introduced the NPS as our primary metric for customer satisfaction in 2017 and, in 2018, we were pioneers in disclosing our score to the market. After each interaction with Santander Brasil, our customers are randomly selected to rate their experience using the NPS methodology. Nowadays, the NPS is part of our compensation (profit sharing) metrics, affecting virtually every department and position level at the organization, including the administrative and commercial departments. In 2020, despite the ongoing COVID-19 pandemic, we achieved our highest level of customer satisfaction, with an NPS of 63 points, rising 7.5 points over the immediately preceding 12 months. This performance contributed to the sustainable growth of our customer base, which saw a net increase of 1.8 million active customers in the 12 months ended December 31, 2020.

•	Digital strategy. We are in constant digital transformation to better serve our customers. We have implemented a collaborative work system in our organization based on the “Agile” methodology, which is commonly used in information technology. We believe this methodology has allowed us to offer more suitable products and services, as well as quickly perform system updates through all our available channels. In 2020, we strengthened our digital channels by improving the availability of services. We also launched GENTE, our virtual assistant, which was developed by drawing on the diverse talents and experiences of our employees. Customers can access GENTE through WhatsApp, our web portal, mobile banking and our Santander Way app, gaining quick access to advice and transaction assistance. GENTE has already achieved notable metrics, such as 37.7 million of interactions with approximately 70% accuracy and achieving an NPS of 76 points on mobile banking for individual customers between May 2020 and January 2021. All these initiatives illustrate the growing importance of digital channels, which account for 29% of new active customer acquisitions in retail and 74.4% of total bank financial transactions in 2020, 11.2 p.p. higher than a year ago. E-commerce sales grew 41.1% in 2020, compared to 2019.

•	Countryside expansion. With the objective of being closer to customers, we have been expanding our physical presence to strategic regions in Brazil’s countryside. These dedicated stores cater to customers in the agricultural sector more effectively. One of our fronts in this initiative is to open additional Prospera Santander Microcredit stores to encourage entrepreneurship and promote financial education. As of December 2020, we had a total of 99 stores, reaching more than 543 thousand customers. Another front is Agribusiness, where we have reached a total of 40 Agro stores (with return in less than eighteen months), alongside the 300 sector-oriented branches.

•	Greater empowerment and incentives for branch staff. We have sought to decentralize the management of branch resources. Branch managers are now responsible for managing the expenses of their branches, and generating their branch’s own results report. This independence gives branch employees and managers a stronger sense of autonomy and responsibility, as well as the feeling of being part of their own branch's success. In addition, we have made some adjustments to the compensation structure of branch employees and managers to ensure that the variable components of their compensation depend on the performance of the branch where they work.

•	Operational excellence. With the goal of fine-tuning the customer journey and boosting efficiency, we have transformed several aspects of our operational model. First, we switched to an industrial approach, which means that we now have an end-to-end view of the customer experience, reducing manual activities and dispersion, as well as enhancing cost transparency. Additionally, in 2019, we launched a new service model for most of our low-income portfolio, through which we transformed five types of careers into a single business and service manager career, further optimizing our customer service at our branches, generating more business and increasing efficiency. Based on data as of December 31, 2020, these changes have already produced noteworthy results, including: (i) faster service, as the lead time to closing a mortgage loan declined by three days to 25 calendar days in the year ended December 31, 2020 as compared to December 31, 2019; (ii) higher efficiency, with 86.7% of credit card bills being issued in digital format or by e-mail in the year ended December 31, 2020, compared to 61.0% in the year ended December 31, 2019; (iii) more business, as the volume of transactions in the commodities portfolio increased significantly to 729 transactions in the year ended December 31, 2020 from 111 transactions in the year ended December 31, 2019; and (iv) better service, by reducing 96% of the amount of rework involved in opening business current accounts (process improvement) at our branches in the year ended December 31 , 2020 as compared to the year ended December 31, 2019.

•	Strengthening our culture and our people. We believe that committed employees lead to a more sustainable business. With that in mind, we have established clear and horizontal communication of senior management with employees, promoting meritocracy and diversity. In line with this practice, Santander Academy encourages our staff to assume a proactive role in their technical training, with 87% of total employees having attended the academy in 2020. In addition, employees who act as internal multipliers within the Company give 80% of the training. As a result, in 2020 we were recognized by GPTW (Great Place to Work) as one of the best companies to work for in Brazil in which we were ranked 22 positions ahead of the ranking achieved in 2016. We have also been ranked in the top 10 best companies to work for racial and ethnic minorities and women,. We promote and value diversity and, for this reason, we celebrate having women account for 29% of our executive leadership positions and 33% of our Board of Directors, while also having Black employees account for 25% of our total employees across our organization as of December 31, 2020. Moreover, we were recognized as the best company to work for in the financial sector by Exame Magazine’s Diversity 2020 Guide for the second consecutive year.

Finally, aligned with the Santander Group’s sustainable growth strategy, we have has made several public commitments to society, including: (i) having 30% of our leadership positions held by women by 2024 (today women account for 29% of leading roles at Santander Brasil) and; (ii) having 100% of our operations powered by renewable energy by 2025. Furthermore, we committed to eliminating single-use plastics consumption within our organization. Another equally important component in fulfilling our responsibilities to society is the “Prospera” microcredit program, aimed at helping Brazilians in low-income communities to prosper by giving them access to credit and financial products. This program contributed to placing us in the top spot among banks on Fortune magazine’s 2019 “Change the World” list.

In July 2020, along with two other private banks, we presented a plan to the Brazilian federal government dedicated to supporting sustainable development in the Amazon. This plan sets out 10 measures to protect the environment and support the development of the local economy by investing in sustainable infrastructure and protecting the rights of the region's population. We also promoted sustainable enterprises by: (i) leading and structuring the issuance of decarbonization credits (CBIO), resulting in Brazil’s first CBIO deal; (ii) conducting the first green financing in the Brazilian market – in other words, a loan with interest rates tied to sustainable goals; (iii) coordinating the world’s second sustainable-linked bond transaction, amounting to US$ 750 million; (iv) launching a R$ 5 billion credit line for new investments in water and sanitation; (v) relaunching the Ethical Fund, managed by Santander Asset Management, which uses a proprietary methodology with local and global analysis of sustainability criteria; and (vi) launching the ESG-focused Santander Go fund in partnership with asset manager Robeco, which invests in global equities on the basis of sustainability criteria.

As a result of all actions, we received the following 2020 awards:

•	Best Bank in the Americas and Brazil (The Banker)

•	Best Company in Social Responsibility (Prêmio Notáveis CNN 2020)

•	Most Honored Company (Institutional Investor)

•	Best Bank In Latin America And The World For SMEs (Euromoney Awards for Excellence 2020)

•	Among The Country’s Leading Companies On Climate Change (CDP)

•	Part Of B3’s Corporate Sustainability Index (ISE B3)

•	Best Infrastructure Bank In The Country (Latin Finance 2020)

•	One Of The Best Companies To Work For (GPTW Brazil 2020)

Our Business

We provide our complete portfolio of products and services to our 27.9 million active customers as of December 31, 2020 through the following business segments:

•	Commercial Banking: provides services and products to individuals and companies (except for global corporate customers who are managed by our Global Wholesale Banking). The revenue from this segment is derived from the banking and financial products and services available to our account and non-account holders.

•	Global Wholesale Banking: offers a wide range of national and international tailored financial services and structured solutions for our global corporate customers, comprised mostly of local and multinational corporations.

We outline below the business divisions for each of our operating segments, as well as the breakdown of our net interest income and profit before tax by segment:

Commercial Banking	Global Wholesale Banking
• Retail Banking	• Santander Corporate & Investment Banking (“SCIB”)
Individuals
SMEs
• Consumer Finance
• Corporate

	For the Year Ended December 31,
	2020	2019	2018	2020	2019	2018
	Net interest income			Operating profit before tax
	(R$ millions)
Commercial Banking (1)	41,457	42,044	39,391	4,666	18,375	12,397
Global Wholesale Banking	2,985	2,277	2,531	4,998	3,898	3,512
Total	44,443	44,321	41,922	9,664	22,273	15,909
(1)	Profit before tax reported under commercial banking includes the effects of the hedge for investments held abroad (offset in the same amount in the “Income Tax” line). The effect of the hedge for investments held abroad in 2020, 2019 and 2018 amounted to loss of R$13.583 million, loss of R$1.264 million and loss of R$5,867 million, respectively.

The following table shows a managerial breakdown of our loans and advances by customer type at the dates indicated:

	As of December 31,			Change between 2019	Change between 2018
	2020	2019	2018	and 2020	and 2019
	(R$ millions)
Individuals	174,042	156,177	133,603	11.4%	16.9%
Consumer Finance	51,637	48,421	40,964	6.6%	18.2%
SMEs	54,525	53,119	49,624	2.6%	7.0%
Corporate(1)	137,618	89,539	97,742	53.7%	-8.4%
Total Credit Portfolio	417,822	347,257	321,933	20.3%	7.9%
(1)	For purposes of loan portfolio presentation, “corporate” includes companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.

Commercial Banking

Retail

Individuals

We have structured the individual customer service segment as follows:

•     Private Banking – is responsible for customers with at least R$5.0 million in assets available for investment. In this segment, we offer a complete and tailored portfolio of financial products and services, investment advice, loans and asset management through a dedicated manager for investments and banking services.

•     Santander Select – is responsible for customers with a monthly income above R$20,000, or a monthly income above R$10,000 and R$30,000 in investments, or more than R$300,000 in investments. The offer here consists of a value proposition with differentiated products and services, exclusive service spaces, relationship managers who serve a small number of customers and provide asset management advisory services.

•     Santander Van Gogh – is responsible for customers with a monthly income ranging from R$4,000 to R$10,000, or with investments above R$40,000. Our goal is to understand the needs of our customers at each stage of their lives and provide them with financial advice through a multi-channel solution, including financial products and services, as well as financial advice.

•     Santander Especial – is responsible for customers who earn up to R$4,000 per month. Our business model offers simple and efficient solutions with an attractive cost benefit to the customer, primarily through electronic channels.

Furthermore, we also support our Select and Van Gogh customers through our Santander Direct channel. Santander Direct is suited to customers who want more flexible service hours, from 8:00 a.m. to 10:00 p.m., and who prefer using a remote method, such as telephone, e-mail or chat, as well as access to digital channels. This service complements our offering and broadens our capillarity by catering to regions where we do not have a physical presence.

Small and Medium Enterprises (SMEs)

We serve SMEs under the Santander Negócios e Empresas brand, with the following customer service segmentation model:

•	Empresas Núcleos (Core Companies) – responsible for companies with annual revenues between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of experts for more complex demands and loan managers specializing in risk management. We also provide specialized services to multinational companies and other major corporations in order to meet their specific needs.

•	Empresas Polo (Hub Companies) - responsible for companies with annual revenues between R$3 million and R$30 million. We offer these customers a comprehensive range of products and services through a user-friendly interface.

•	Negócios Agência (Branch Businesses) - responsible for companies with annual revenues of up to R$3 million. We offer these customers a simple banking solution through an integrated account that combines a corporate account with a point of sale (POS) terminal hosted by Getnet. Through this arrangement, our customers receive benefits for using the Getnet terminal to process their credit card sales, with receipts being posted to a Santander Brasil checking account.

•	Empresas MEI (Individual Microentrepreneur) - responsible for companies with annual revenues of up to R$81 thousand. We offer these customers a simplified and cost-effective option through our Santander Conta MEI.

In addition, for companies with annual revenues of up to R$300 thousand, we also offer Negócios Direct (Direct Business). Under this segment, customers have direct access to a relationship manager who is available during extended service hours and via remote channels, such as telephone, e-mail or chat, as well as access to digital channels that facilitate the client’s day to day needs.

Consumer Finance

We provide consumer credit to finance motor vehicles, goods and services directly or through intermediate agencies. Santander Financiamentos is our main service channel, but we also operate under multiple brands.

The following table sets forth certain key financial and operating data regarding our consumer finance business for the periods indicated:

	As of December 31,			Change between 2019 and	Change between 2018 and
	2020	2019	2018	2020	2019
Individual consumer finance loan portfolio market share (1) (%)	25.1%	25.0%	25.4%	0.1 p.p	(0.4) p.p

(1)	Source: Brazilian Central Bank.

Corporate

Our corporate customer segment comprises large companies that have annual gross revenues greater than R$200 million (except for our Santander Corporate & Investment Banking customers). We focus on fostering a close relationship with our corporate customers through managers and specialists geographically distributed across Brazil, providing customer-tailored services with a complete portfolio of local and global products (products from Commercial Banking and SCIB).

Global Wholesale Banking

Santander Corporate & Investment Banking (SCIB)

SCIB is the global business unit that serves customers, who, due to their size and complexity, require tailored services or high-value-added wholesale products. In this segment, we provide a wide range of domestic and international financial services to large Brazilian and multinational companies. Our customer portfolio comprises a range of industries, including telecommunications, retail, aviation, real estate and logistics, power, construction and infrastructure, natural resources, food, agribusiness and financial institutions.

Our customers in the SCIB segment benefit from Santander Group’s global structure of services, which is supported by its worldwide-integrated wholesale banking network and global services solutions, as well as local market expertise and provision of integrated services.

Our Portfolio of Products and Services

Payments

Credit and Debit Cards

We operate in the credit and debit card market by issuing these products to our customers (including both account and non-account holders), with the majority of customers being individuals. Our strategy is to offer credit and debit cards that are compatible with the income level and lifestyle of each of our customers.

In order to reach a greater number of customers and remain competitive, we launched the SX card in November 2020, as part of the SX strategy detailed below. This product benefits highly engaged and transactional customers, facilitating the exemption from annual card fees. In addition, we also took the opportunity with the SX card to launch a more modern and ambitious card design for our customers.

We also improved our digital journey to provide better customer self-service, which we believe is a key component for higher customer engagement and was especially important in this new cycle. A recent novelty is “Clique e Retire”, a new physical card delivery system that provides autonomy and agility by allowing customers to opt to collect their cards from self-service machines.

The following table sets forth certain key financial and operating data regarding our credit card business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2019 and		Change between 2018 and
	2020	2019	2018	2020		2019
Credit card portfolio market share(1)	13.4%	12.9%	13.3%	0.5 p.p		(0.37) p.p
Credit card portfolio (R$ billion) (2)	37.8	36.1	30.9	(100.0%)		16.8%
Total card turnover (R$ billion) (2)	242.0	236.4	201.6	2.4%		17.3%
Credit card turnover (R$ billion) (2)	158.7	161.0	137.1	(1.4%)		17.4%
Total card transactions (in millions) (2)	2,570.8	2,725.4	2,338.2	(5.7%)		16.6%
Credit card transactions (in millions) (2)	1,300.0	1,450.9	1,206.1	(10.4%)		20.3%
Participation of credit card in the household consumption – Market overview (2)(%)	24.3%	24.5%	23.1%	(0.24	p.p)	2.94 p.p

(1)	Source: Brazilian Central Bank, as of December 31, 2020.

(2)	Source ABECS – “Monitor bandeiras”. The data relating for the year ended December 31, 2018 has been revised as a consequence of the restatement of the methodology of monitoring issued by ABECS.

Santander Way

Santander Way is an app offered to our cardholders that allows them to manage their Santander Brasil cards at any time. This complete payment platform also works as a digital wallet, enabling customers to conduct instant contactless payments. The app is frequently updated with new features. Some of the most notable features launched in 2020 included: (i) extra loan and installment offers, (ii) virtual cards, (iii) functions for safer online purchases without a physical card, (iv) prepaid mobile recharges, and (v) chatbots for customer service. In 2020, we had 9 million active customers using Santander Way.

Superdigital

Superdigital is a digital, pre-paid solution that allows customers to manage their daily financial activities and pre-paid accounts entirely online through a user-friendly interface.

Superdigital customers can easily and rapidly (i) make withdrawals in the “Banco24Horas” ATM network; (ii) send and receive money from any bank institution; (iii) recharge prepaid mobile phones; (iv) carry out foreign exchange transactions in up to 10 different currencies; and (v) recharge public transportation passes using an app. In addition to all these features, customers also receive an international MasterCard credit card to make purchases in physical and online stores, and gain access to our rewards and “MasterCard Surpreenda” programs, which offer a range of benefits and discounts.

On February 28, 2020, we sold our entire equity interest in Superdigital to Superdigital Holding Company, S.L. a company indirectly controlled by Santander Spain. For further information regarding this sale, see “See “Item 4. Information on the Company—4A. History and Development of the Company—Important Events.”

Merchant Acquiring Market | Getnet

Getnet is a technology company that offers solutions, both physically and digitally, to individuals and businesses. The acquisition of Getnet, which was completed in 2019, gave us more flexibility, and enabled us to create more complete and tailored solutions for our customers by integrating its services with the Bank.

Through Getnet, we are able to offer a wide array of payment solutions for individuals and businesses, including: (i) mobile and Wi-Fi point of sale or POS devices; (ii) SuperGet, a mobile POS device that self-employed professionals and small companies can buy or rent; (iii) TEF (Electronic Transfer of Funds), a solution for establishments with a significant number of transactions, operating in synergy with the establishment’s systems and offering sales reconciliation through our bank-integrated customer benefits; (iv) Getnet App, which allows users to track detailed sales transactions in real time and amounts that can be anticipated, while also providing business analytics information and richer data sets that business owners can use to better manage their activities, such as best times of the day to sell; (v) Digital POS, a complete solution that can be customized and, when connected to the internet, allows app downloads and the use of integrated management functions; (vi) Getnet Digital Platform, a tool for all e-commerce environments, with integrated services such as safe boxes, recurrence and anti-fraud systems, which is modeled after the “one-stop shop” concept and provides financial intermediation between a marketplace and its storeowners, as well as several other financial services, such as bill generation, and sales conciliation; and (vii) Getnet Digital Store, which is geared towards SMEs, allows users to set up their stores online, and offers a number of services such as a payment platform, alongside visual and fully integrated management.

The following table sets forth certain key financial and operating data regarding our merchant acquiring business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2019 and	Change between 2018 and
	2020	2019	2018	2020	2019
	(R$ millions, except as otherwise indicated)
Market share of total turnover(1)	13.6%	11.3%	12.3%	2.3 p.p	(1.0	p.p)
Debit turnover	105.8	80.9	73.4	30.8%	10.2%
Credit turnover	167.9	126.6	114.1	32.6%	11.0%
Number of debit transactions (thousand)	1,572,685	1,415,089	1,245,269	11.1%	13.6%
Number of credit transactions (thousand)	1,234,105	1,070,717	893,519	15.3%	19.8%
(1)	Source: Data for 2020 is based on ABECS Monitor Bandeiras - Acquirers data for the nine-month period ended September 30, 2020. Data for the year ended December 31, 2020 was not available as of the date of this annual report. For comparison purposes, the difference between September 30, 2020 and September 30, 2019 would be: +2.3 p.p

On February 25, 2021, further to the Material Facts disclosed on November 16, 2020 and February 2, 2021, we announced that our Board of Directors approved a separation from our merchant payment business, which is undertaken by our subsidiary, Getnet, in order to concentrate the technology and payments businesses of Santander Group within PagoNxt, a new technology-focused global payment platform. Following the potential spin-off of our equity interest held in Getnet, or the “Spin-Off,” which will be resolved upon by our shareholders in an extraordinary shareholders’ meeting, our shareholders would become direct shareholders in Getnet on a pro rata basis. Accordingly, our shareholders immediately prior to the Spin-Off would hold a percentage of equity interest in Getnet in the same proportion as they held in Santander Brasil prior to the Spin-Off. After the approval of the Spin-off by our extraordinary shareholders’ meeting, our shares and units will be traded with the right to receive the shares and units issued by Getnet until the record date, which, once determined, will be disclosed to the market by means of a Notice to Shareholders.

Esfera

Esfera is our loyalty program, which can be accessed through its own website and mobile app. Our loyalty platforms enable our credit card holders to exchange their reward points for many products, services and travel benefits, including exclusive deals and discounts with partners such as Cinépolis, FastShop and Casas Bahia, among others.

Ben

Ben is an employee benefits company that provides greater flexibility, purchasing power and quality of life to its users by creating, supplying and managing various types of employee benefit vouchers (e.g. meals, such as Vale Alimentação and Vale Refeição, as well as transportation) in the form of magnetic cards. These benefits are offered through an integrated digital platform.

Since 2019, Ben has provided transportation benefits in partnership with RB Serviços Empresariais LTDA.

Ben is currently working on sales partnerships and the development of new products, such as gift cards and other benefit options to expand its portfolio.

The following table sets forth certain key financial and operating data regarding our merchant acquiring business for the periods indicated.

	As of and For the Year Ended December 31,
	2020	2019	2018
	(in R$ millions, except as otherwise indicated)
Card Purchases	946	560	-
Number of Cards (in thousands)	217	98	1
Number of Transactions (in thousands)	12,192	9,534	-
Merchant accredited (in thousands)	338	253	4

For further information, see also “Item 4. Information on the Company—A—History and Development of the Company—Important Events.”

Payroll Loans

Payroll loans support both account and non-account holders in the execution of projects and financial organization. Under these loans, monthly installments are deducted directly from the borrowers’ paychecks by their own employers, and then credited to Santander Brasil, significantly reducing our credit risk. We offer these payroll loans to our customers through our mobile banking platform and our branches. Our customers can refinance their payroll loans, as well as choose from other options to help them manage their debts. Furthermore, these loans are also offered to non-account holders through Olé Consignado. For further information on relevant events relating to Olé Consignado’s corporate events, see “Item 4. Information on the Company—A—History and Development of the Company—Important Events.”

The following table sets forth certain key financial and operating data regarding our payroll loans as of the dates indicated.

	As of December 31,			Change between 2019 and	Change between 2018 and
	2020	2019	2018	2020	2019
Market share in origination (1)	22.3%	13.2%	12.2%	9.09 p.p	1.01 p.p
Payroll loan portfolio (R$ billion)	48.1	43.0	33.8	11.9%	27.1%
(1)	Source: Brazilian Central Bank, as of December 31, 2020, December 31, 2019 and December 31, 2018, as applicable.

SIM

SIM is a digital lending platform for individuals through which customers can apply, and be approved, for a loan completely online. After 15 months of operation, SIM has already achieved a positive net profit, a loan portfolio of R$700 million as of December 31, 2020 and a market share of 0.5%. as of December 31, 2020. SIM also has a high level of customer satisfaction, with an NPS of 80 points.

emDia

emDia is an online debt renegotiation platform. It provides customers with a simple platform to access debt renegotiation services on a 24/7 basis. As of December 31, 2020, emDia had 4 million customers and had contributed to the recovery of R$46 million in credit volume in 2020.

Mortgages

We offer long-term financing to our customers for real estate purchases, secured by deeds of trust. We consider mortgages to be a strategic product due to their lower risk (since the acquired property serves as collateral) and their ability to increase our customer loyalty (especially since we offer customers more attractive rates if they choose to bank with us). In this market, our customers, and those of our competitors, are primarily individuals.

We do not offer mortgage loans that do not meet prime lending regulatory standards, which means that (i) we do not finance more than 90% of the value of the property to be purchased, (ii) borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment status or other revenue sources, allowing us to evaluate their credit risk profile, and (iii) any other indebtedness added to the financing cannot exceed 35% of the borrower’s monthly gross income.

To facilitate the process for our customers, we provide a real estate digital platform where customers can obtain mortgages completely online. We were the first bank in Brazil to offer customers the opportunity to secure a mortgage without being physically present, except for the signing of the agreement and returning it duly registered. We have a partnership with the largest real estate platform in Brazil in order to improve our sales network and strengthen our digital presence.

The following table sets forth certain key financial and operating data regarding our mortgage business for the periods indicated.

	As of December 31,			Change between	Change between
	2020	2019	2018	2019 and 2020	2018 and 2019
	(in R$ billions, except percentages)
Mortgage loan portfolio	45.8	39.7	36.3	15.4%	8.3%
Individual sector mortgage loans	44.0	37.2	31.4	18.3%	18.4%
Loan to value(1) – Production (% quarterly average)	64.9%	62.9%	60.6%	2.00 p.p	2.31 p.p
Loan to value – Portfolio (%)	52.2%	49.4%	48.7%	2.75 p.p	0.73 p.p

(1)	Ratio between loans and the value of the collateral, excluding home equity.

Home Equity

In our portfolio of loan products, we also offer a “home equity” financing product called “Use Casa”, where customers can receive a loan and provide real estate as collateral. This product enables customers to access financing to pursue their personal objectives. “Use Casa” experienced a marked increase in market share, achieving an overall market share of 29.5% in 2020 as compared to 20.5% in 2019.

We do not offer home equity loans that do not meet prime lending regulatory standards, which means that (i) we do not finance more than 60% of the value of the property, (ii) borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment status or other revenue sources, allowing us to evaluate their credit risk profile, and (iii) any other indebtedness added to the financing cannot exceed 35% of borrowers’ monthly gross income.

To facilitate the process, customers can obtain home equity loans completely online through our real estate digital platform. When using this option, customers only need to be physically present when signing the contract and also when returning it once it is duly registered.

Tailored Products and Services

As mentioned above, we offer a complete set of services and products worldwide. In this way, we have a portfolio that ranges from basic to tailor-made and highly complex solutions in the following areas:

•     Global Transaction Banking - responsible for the sale and management of local and global transactional banking products, which includes local loans, commercial finance, transfers of BNDES on-lending, guarantees, structured loans and cash management solutions.

•     Global Transactional Services - responsible for sales and management of global transactional banking, trade finance, guarantees, structured loans, and funding from international banks.

•     Global Debt Financing - includes funding and financial advisory services related to projects, origination and distribution of fixed-income securities in the debt capital markets (DCM), financing of acquisitions and syndicated loans, other structured financing arrangements, subordinated debt and energy efficiency transactions.

•     Investment Banking - offers advisory services for mergers and acquisitions (M&A) and equity capital markets transactions, including initial public offerings and follow-on offerings.

•     Equities – provides stock brokerage and advisory services, equity services for individuals, corporate, and financial institutional investors in stocks, derivatives, as well as equity research.

•     Treasury Customers - responsible for structuring and offering foreign exchange, derivative and investment products for customers from several segments of Santander Brasil, including institutional investors, corporate and retail customers.

•     Market Making - responsible for the pricing of customer deals originated by our sales force from corporate, institutional, private banking and retail segments. This department also conducts our proprietary trading activities.

We are one of the leading banks in capital markets and financial advisory services in the Brazilian and international markets as evidenced by the awards we have received, of which the most significant are listed in the table below.

Company	Acknowledgments
Dealogic

First Quarter of 2020

#2 M&A LatAm - Deal Announced¹

#3 M&A Brasil - Deal Announced¹

#6 M&A Brasil - Volume Announced¹

#4 ECM Brasil - Deal Announced[2]

#11 ECM Brasil - Volume Announced[2]

#1 Global Financial Advisor - Deals Announced (Brasil in the International Markets)

#1 Global Renewables MLA - Deals & Volume Announced

#1 Global Renewables MLA - Deals Announced

#1 Americas MLA - Deals Announced

#1 Americas Financial Advisor - Deals Announced

#1 LatAm & Caribe MLA - Deals & Volume Announced

#2 Global Financial Advisor - Volume Announced (Brasil in the International Markets

#2 Americas Renewables MLA - Volume Announced

#2 Americas Financial Advisor - Volume Announced

#3 Americas MLA - Volume Announced

#1 Global ECA Financing Volume by MLA

#1 LatAm & Caribbean ECA Financing Volume by MLA

OBS:

GDF: Position 2019 FY

IB: (1) excludes fairness opinions / (2) Not included deals made in the EUA – YTD´20

Global Finance

Best Provider of Short-Term Investments/Money for 2020

Market Funds in Latin America for 2020

Best Trade Finance Bank in LatAm 2020

World´s Best Payment Hub Solution for 2020

Best Supply Chain Finance Provider in LatAm 2019

Best Trade Finance Provider in LatAm 2019

Institutional Investors	#1 The Latin America Strategy Team	First Quarter of 2020
#4 The Latin America Sales Team # Sales Trading Institutional Team #5 Research Team
TMI Awards	Best Trade & Supply Chain Finance Bank in South America 2020

B3	#2 Derivatives	October 2020
FX Markets	Best Bank for emerging LatAm currencies 2020 Best Bank for LatAm 2020 Best Bank for USD/BRL 2020
Global Trade Review	Best Trade Finance Bank in LatAm 2020	First Quarter of 2020
Best Deal Award Route 2020 Best Supply Chain Bank 2020
Bond Radar	#1 DCM Distributed in the International Market	Full Year 2020
Brasil Bonds & Corporate Bonds
Trade Finance an IJ Global	Best Supply Chain Finance Bank 2020 Best Receivables Financier 2020
PFI Awards	Global Adviser of the year	First Quarter of 2020
Anbima	#3 DCM Distributed in the Local Markets	First Quarter of 2020
#3 3 DCM Originated in Local Markets– Fixed Income Consolidation
	Project Finance	Full Year 2019
Financing advisory #1 Announced value and Nº Deals Concession Auction Financial Advisor #2 Announced values and #2 Nº Deals Structuring #5 Announced value #3 Nº Deals
Risk Net	Risk Solutions House of the Year 2020 Deals: Cosan (EDQ) / Syngenta (Special Sits)
Latin Finance	Financial Advisor of the 2020: LatAm
Bacen	#1 Total FX	May 2020
The Banker	Most innovative investment bank of the year for structured finance 2019

Customer Solutions

Santander SX

As required by the new Brazilian instant payment system, PIX, which was established by the Brazilian Central Bank, we developed Santander SX, a system that allows individual and corporate customers to instantly transfer money, at any time, free of charges, in a practical and safe way.

In the fourth quarter of 2020, we introduced SX. We believe that SX is complementary to the Brazilian Central Bank’s instant payment solutions, by offering exclusive benefits to customers, including 10 days of interest-free overdraft for individuals and five days for businesses. Since its launch in November 2020, we have processed more than 36 million PIX transactions (sent and received), totaling more than R$ 43 billion, through SX. More specifically, regarding the financial volume of PIX sent, we achieved a share of 15% in the fourth quarter of 2020, outperforming our regular market share in the credit market.

Agribusiness

Agribusiness remains one of our key areas of expansion, and we believe that expanding our agribusiness network will help broaden our reach into the Brazilian countryside to strategic areas in which we are not yet present. We provide a full range of products and services focused on the agribusiness sector. Our approach towards rural producers differs from the one taken with our other customers in that we offer a specialized relationship to our rural producers. We believe that a network of physical stores and digital solutions will result in a more agile and efficient communication with these customers.

The following table sets forth certain key financial and operating data regarding our agribusiness for the periods indicated.

	As of and For the Year Ended December 31,			Change between	Change between
	2020	2019	2018	2019 and 2020	2018 and 2019

Number of agribusiness-focused stores	40	34	21	6%	13%
Agribusiness loan portfolio (R$ billion)	13.7	10.9	11.8	26.2%	(7.9)%)

Microfinance

We believe that Prospera Santander Microfinance is a leading microcredit-oriented operation among privately owned banks in Brazil, based on market share and portfolio value. This product aims to support formal and informal microentrepreneurs by generating business and income. With a 100% digitalized service process, in addition to products intended to improve business management skills, we have customers who hire us for services previously not available to them, because they do otherwise have access to financial services, such as property finance, consortium and investment services.

	As of and For the Year Ended December 31,			Change between 2019 and	Change between 2018 and
	2020	2019	2018	2020	2019
Number of Prospera stores	99	100	45	(1.0%)	122.2%
Microfinance loan portfolio (R$ billion)	1.3	1.2	0.7	8.3%	79.1%

Webmotors

Webmotors is the first and largest Brazilian technology company focused on providing automotive purchase and sale solutions for dealers, original equipment manufacturers and private sellers, holding the largest online automotive listing in Brazil.

Webmotors received over 30.2 million visits each month and had an average of over 3.9 million vehicles listed in 2020. Through the Cockpit, a pioneering and disruptive platform for car dealers, which combines solutions for the entire chain described above, we offer the following solutions: business management/performance, buyer profile (CRM), data intelligence, predictive pricing models and market data (AutoGuru).

We have also launched “+Fidelidade,” a loyalty program aimed at offering incentives to our agents based on their loyalty and relationship level with Grupo Santander Brasil and Webmotors. We have sought to improve customers’ after-sales experience through several functionalities made available on an online portal.

During 2020, we launched two service products, Car Delivery and “Troca com Troco” in partnership with Webmotors.

Through Car Delivery, customers seek virtual assistance through video calls, resolve concerns online, and receive their vehicle at home, sanitized and with all necessary support. “Troca com Troco” allows customers to sell their current financed vehicles while financing the purchase of a less expensive vehicle, and pocket the difference. This product allows the Bank to better manage credit exposure and control the credit quality of the portfolio with leading customer service.

Santander Auto

In 2019, we launched Santander Auto, a fully digital car insurance solution which relies on the use of big data analytics for pricing.

The Brazilian insurance market is characterized by: (i) low insurance penetration as a proportion of GDP; (ii) low technological evolution, dominated by companies with low innovation rates, still focused on financial results (due to a history of high interest rates); and (iii) retail brokers as the main distribution channel. As a result, the subscription process still requires that the customer complete a question form (approximately 40 questions). As a result, only approximately 20% of Brazilian vehicles are insured.

Actuarial techniques and behavioral models enable Santander Auto to make an insurance proposal, without making additional information requests from the customer, based on information already available to us.

During its first year of operation almost 110 thousand policies were sold, which represents a penetration rate of 16% (i.e., total insurance contracts sold as a percentage of the contracts relating for loans by Santander Financiamentos). These results are based on a pricing system based on information bureaus which provides have a more accurate price, which makes it possible to make an offer at the time the vehicle is purchased, and which enables customers to include insurance in their purchase with a single click. During 2020, we focused on consolidating our insurance offer, by ensuring that all customers have at least one insurance offer, while also covering the most diverse types of risk. We intend to expand the business through the optimization of our ecosystem and penetration in our customer base.

+ Negócios and + Vezes | Santander Financiamentos

In 2017, we launched “+Negócios,” which we believe to be an innovative digital trading platform. This simple and intuitive platform enables faster execution of loan simulations, receipt of credit approval and proposal formalization for vehicles, in addition to providing portfolio management reports. In the same year, we also introduced “+Vezes”, a digital trading platform allowing retailers to offer installment payment options for the sale of goods and services.

In 2020, approximately 15 million separate Brazilian individual taxpayer identification numbers were used to simulate vehicle leasing through the “+Negocios” platform, which makes us one of the most widely used platform in Brazil’s vehicle leasing market.

We also reformulated the “+Vezes” platform in 2020 to improve customer experience and the platform's stability. We also increased our sales force in this business through sales representatives giving us a presence throughout Brazil.

Cash Management

We offer cash management solutions to corporate customers and SMEs online through our Internet banking and mobile banking services.

Our revenues from cash management include fees charged for offering the following products: (i) collections, in which we assist customers in carrying out commercial transactions using printed or online payment slips; (ii) payments, consisting of simple and automatic management of our customers’ accounts payable activities through individual transactions or via electronic file transfer; (iii) payroll, which is intended to facilitate the management of salary and benefits payments to our customers’ employees via an online tool; (iv) collection of values, which consists of the payment of cash values and checks at the customer’s points of sale; and (v) custody, by which we perform the custody, control and deposit of predated checks up to the date of clearing.

In addition, we also provide other revenue-generating products which are structured and tailored to the customer’s operation.

Customer Funding

Our main sources of liquidity are customer funding through deposits and other bank funding instruments. These deposits, combined with equity and other instruments, enable us to meet most of our liquidity and legal reserve requirements.

For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

Investments

Our investment process for retail customers seeks to provide qualified guidance and help them achieve their financial objectives based on four major pillars:

•	Client investment profile - We assess our customer’s situation to understand their level of financial knowledge, investment horizons, liquidity needs and the levels of risk they are willing to assume, among other factors. This analysis is reviewed periodically, according to the customer’s needs and local regulations.

•	Investment strategy - Our investment philosophy aims to provide long-term returns through a structured asset allocation process and mitigate market risks by diversifying among different asset classes.

•	We define strategic portfolios for each customer profile and build our “Model Portfolio” on a monthly basis according to market conditions and trends. This tactical view arises from the Asset Allocation Committee, which consists of economists from our economics department, our Santander Asset Management division, our Private Banking unit and our brokerage house (Santander Corretora).

•	Execution and implementation - To assure a successful execution of investment strategy, we provide a complete array of financial products, ranging from banking instruments, bonds, stocks, structured notes, investment funds with an open architecture and selected investment providers, real estate funds and exchange traded funds, among other capital markets instruments. Our partnership with Zurich Santander completes this offering with a wide range of private pension plans. Furthermore, our recent acquisition of Toro Corretora has further enhanced our PI DTVM investment platform by expanding our product offering. For more information regarding this acquisition, see “—A. History and Development of the Company—Important Events— Purchase of Equity Interest over Toro Controle e Participações S.A.”

•	Follow-up - Our advisory team performs, along with the client, a thorough and frequent revision of their profile, objectives and results, seeking to keep their investments within the established parameters and Model Portfolio’s guidance.

In order to identify possible deviations from the investment profile’s recommended positions, we also rely on automated monitoring systems. These controls alert customers of any transactions that compromise the suitability of their portfolio and are in line with our commitment to protect our customers’ interests.

Furthermore, each customer has direct access to their positions through a private access site on the Internet and Mobile App, where they can view the evolution of their investment strategies.

Programa Avançar

We also have a non-financial solution, known as “Programa Avançar”, which is aimed at entrepreneurial customers. Through this solution, SMEs can access content and solutions related to management and innovation, internationalization, team building, and other topics relevant to businesses via a web platform. We see this program as a key component of our offering to Brazilian entrepreneurs.

In addition, we offer a digital account solution to these customers, especially individual entrepreneurs.

Similarly, we offer “Santander Copiloto”, an enterprise resource planning tool designed for our SME customers. This tool is integrated with the Santander Digital channels, and provides solutions such as e-commerce, sales point software and tax compliance.

Service Channels

We offer our financial services and products to our customers through our multichannel distribution network composed of: (i) physical channels, such as branches, mini-branches and ATMs; (ii) call centers; and (iii) digital channels, such as Internet banking and mobile banking.

Physical Distribution Network

Our distribution network provides integrated financial services and products to our customers. The following table presents our physical distribution network as of the dates indicated.

	As of December 31,
	2020	2019	2018
Branches	2,153	2,328	2 ,283
Mini-branches	1,411	1,512	1,267
Own ATMs	12,949	13,296	13,641
Shared ATMs	23,798	23,780	23,049

Branch Network

Our branch network offers our entire portfolio of products and services to our customers through a personal and customized approach. The table below shows the geographic distribution of our branch network as of the dates indicated.

	As of December 31,
	2020	2019	2018
Northeast	9%	9%	8%
North and Midwest	7%	7%	7%
Southeast	70%	70%	71%
South	14%	14%	14%

PABs (Mini-branches)

We offer daily banking services to our SMEs, as well as corporate customers and their employees through our PABs (“Postos de Atendimento Bancário”), which are exclusive sales points located at our customers’ buildings, as well as in hospitals and universities. The presence of PABs in our customers’ offices strengthens our relationship and builds loyalty with those customers, who benefit from the convenience of conducting their banking transactions at their workplace.

ATMs

We operate an extensive network of 12,949 ATMs, including those located in our branches and mini-branches. In addition, our customers have access to the “Banco24Horas” network, which operates 23,798 ATM units. Through this network, our customers can access their accounts and conduct banking transactions, as well as purchase most of the products and services available in our portfolio.

Call Centers

Our call centers provide active Santander Brasil customers (account and single product holders) with consultation, financial transactions and product hiring services. This important distribution channel has a variety of customer self-service facilities. Our call centers received over 150 million contacts in 2020.

Digital Channels

Our digital channels include Internet banking, mobile banking and other digital solutions aimed at facilitating our customers’ access to the products and services that we offer. We highlight the following key features:

•	OnePay – This service is available through the Santander App and enables customers to transfer funds to foreign countries in various currencies.

•	Santander On “Financial control” – Through the Santander App, customers can access this service to view all of their commitments to us, as well as pending issues with the Brazilian tax authority (Receita Federal do Brasil), Serasa (a Brazilian credit bureau) and the Brazilian Central Bank, thereby enhancing the transparency of the credit relationship with Santander Brasil. Customers can easily access credit quality information and the use of debt with Santander, as well as easily update income data without having to present any payroll or tax documents, and readjust available limits.

The following table provides certain key operating information with regards to our digital channels as of the dates indicated.

	For the Year Ended
	December 31,
	2020	2019	2018
	(in millions)
Number of digital customers(1)	15.6	1 3.4	1 1.4
Number of digital channel transactions(2)	5,262	4,311	4,073
(1)	We define digital customers as those who used at least one of Santander Brasil’s digital channels (e.g., mobile banking and internet banking) in the 30 days preceding the end of the applicable year.

(2)	Refers to transactions carried out through internet banking, mobile banking and other digital platforms. The data relating to the year ended December 31, 2018 has been revised due to a change in the criteria applicable to digital transactions accounting.

The following table provides an overview of the weight of each key distribution channel in our overall distribution system.

	For the Year Ended
	December 31,
	2020	2019	2018
	(%)
Internet banking	36.9	39.7	46.1
ATMs	5.9	8.9	10.4
Mobile(1)	48.0	39.0	34.5
Branch	2.2	4.1	5.2
IVR(2)	6.1	7.4	2.3
Call Center	0.8	0.9	1.4

(1)	Refers to total transactions (account holder and unique product-holder).

(2)	Interactive voice response is an automated telephone system in which a computer interacts with callers (who can use their voice or the telephone keypad to communicate with the computer), gathers information and transfers caller to the appropriate representative.

In addition to Internet banking and mobile banking, we have digital solutions that play an important role in providing a better digital experience for our customers and potential customers, including:

•	Digital account opening – Customers can open an account with Santander Brasil entirely online.

•	Artificial Intelligence GENTE – Launched in 2020, this solution offers a more personalized digital service that provides greater autonomy for our customers.

•	LAB 033 – Launched in 2019, this is innovation laboratory is focused on creating new solutions that can support transformational projects across our organization.

•	Santander Corretora App - A digital trading platform offered to our brokerage customers.

•	Autocompara - Allows customers to obtain insurance quotes from six different insurance companies and purchase the best offer through Autocompara’s website.

•	Pi DTVM – Acting as a digital broker since 2019, this solution empowers customers to invest through a simple and intuitive digital platform. PI DTVM also provides market information and financial education tools.

Technology and Infrastructure

In 2020, we optimized our technology investments, in order to provide more efficiency, digitalization, security and quality to the products and services provided to our customers. In the challenging scenario brought by the COVID-19 pandemic, we took on the important role of serving as an ally to our customers and the Brazilian economy. Through sizeable investments in technology and enhancements to the capabilities of our channels and digital platforms, we were able to quickly face up to the new reality, while simplifying internal processes and business models.

We established a new technological innovation center (Lab 33) in the city of São Carlos (in the state of São Paulo) and built partnerships with local universities and technical schools in order to identify and recruit qualified talent. In addition to creating job opportunities in São Carlos, this innovation center resulted in the creation of other direct and indirect positions in our technology ecosystem. Furthermore, we boosted the agility and scalability of our software development and deployment processes, while increasing automation levels and adopting advanced cloud computing and artificial intelligence solutions. We have listed below a few other initiatives delivered throughout the year:

•	GENTE: in order to speed up and optimize the digital services provided to our customers, we released GENTE, a virtual self-service assistant that customers can use to search for information, ask questions, access account statements, review credit card limits, as well as to perform financial transactions such as transfers and invoices payments, all through the Santander Mobile App, our commercial portal, WhatsApp or Santander Way.

•	Santander SX: as required by the Brazilian Central Bank, we developed Santander SX, an instant payments platform that allows individual and corporate customers to make money transfers that reach the recipient’s account in a just a few seconds 24 hours a day. Transactions can be performed from transactional account identifier directory (or “DICT”) keys, such as e-mail address, cell phone number, national tax number as well as static and dynamic QR codes.

•	Individual Bank Account (Mobile): in order to enhance our customers’ experience, we improved our mobile app services by adding new consulting and sharing features to our individual account mobile app, including the ability to generate credit card invoices in portable document format, or “PDF”, check date and time of the last balance update, as well as view all charges and number of days the overdraft account was used.

•	Corporate Bank Account (Mobile): in line with our sustainability goals, we launched a new digital service for our corporate customers that offers paperless processes and greater agility in opening new accounts, with a strong lead-time reduction from a few hours to just a few minutes to open an account. Since the launch of this new service, over 20,000 new corporate accounts have been opened using this service.

•	Credit Cards: in addition to offering our customers the option of acquiring credit cards through our digital channels, we now provide new after-sales services, such as sending digital invoices and card passwords via text messages. In December 2020, over 74% of credit card invoices were made available via digital channels, while 91% of card passwords were sent via text messaging.

•	Car Insurance: our car insurance services are offered through a 100% digital platform, where customers may perform simulations, request inspection services and sign-up for insurance contracts spanning over 12, 24 or 36 months. This new platform aims to boost sales through simple navigation, reduce average quotes and contract time, as well as increase the number of insurance contracts and total premium amount.

•	Mortgage Services: we have improved the after-sales experience of our real estate loan customers. Our customers can access relevant information about their contract through a single page on our web portal, including total contract amount financed, balance due, overdue balance, interest rates and maturity date, as well as installment due payments.

•	Security and Antifraud: we have expanded the types of electronic authentication methods available, so that our customers can validate transactions via biometry, QR code (Santander ID), Token ID and credit card passwords. We have also developed the fraud alert center, an antifraud solution designed to send alerts to customers about events identified while accessing our digital channels or any changes to the information registered in our databases. These actions contributed to protecting our business and our customers from sensitive information leaks or exposure.

Communications and Marketing

We use and monitor several tools in order to communicate effectively with our customers. These include not only traditional media, such as television and printed media, but also the internet, mobile advertising and social networks.

Even though social isolation prevented in-person events in 2020, our customer outreach, conducted through direct communication across all available media, including social networks, remained unaffected. We regularly provided information through these channels, seeking to make a real and positive difference in the lives of our customers. Such information included guidance on how to access credit lines and other government-sponsored initiatives to combat the COVID-19 pandemic, as well as information on the solutions we introduced, such as our mortgage rate reduction, deferral of loan installment payments and vehicle financing with auto insurance, without inspection. Internally, we released more than 200 videos aimed at instructing our teams on how to best-serve our customers, and guidelines to prevent COVID-19 in the workplace. Externally, we ran more than 192 video advertisements on TV and social networks. Our communications campaign generated significant feedback, with more than 34,000 articles published in newspapers and magazines, as well as more than 20 stories featured in Brazilian national media outlets. On social media, we averaged 10 posts per day, with nearly 800 million impressions. We also launched new media formats on networks such as Spotify (podcast) and TikTok. Additionally, we conducted more than 150 live broadcasts and events where our senior management, as well as experts and government officials were invited to address several topics, including the current economic scenario, social investment, sustainability, diversity, women’s leadership, entrepreneurship, and culture and entertainment. The Third Edition of Global Citizen, organized in collaboration with newspaper Valor Econômico and featuring actress and activist Viola Davis and Esther Duflo, the youngest person ever to win the Nobel Prize in Economics, received more than one million views. Also, the 21st Annual Santander Conference focused on discussing actions to fight COVID-19, with the participation of major chief executive officers, public authorities and our leadership. The conference was broadcasted on YouTube, garnering a total of 6.1 million views.

Sustainability

In Brazil, sustainability governance is based on global guidelines, locally identified commitments and demands, and our local business strategy. Decision-making goes through the Board of Directors, the Executive Committee and the Sustainability Executive Superintendents. The Sustainability Committee is responsible for providing clarification and recommendations to the Board of Directors regarding the development of sustainability-related guidelines.

We have organized our activities to create what we believe to be one of the best financial platforms in Brazil and to serve as an agent for the transformation and prosperity of society. This involves promoting sustainability through our business, operations and relationships. We have directed our efforts to improve Brazil’s business environment, which allows people to live up to their full potential and strategically promote the use of Brazil’s natural capital.

This stance is present in the three pillars of our sustainability strategy, which reflects Brazil that we want to help build, together with our employees, customers, shareholders and society, while also contributing to the UN’s Sustainable Development Goals (“SDGs”): surrounding a Resilient and Inclusive Economy, the Development of Potential and the Efficient and Strategic use of Natural Resources.

Resilient and Inclusive Economy

Our broad commercial activity allows us to advise and support all of our customers and projects. Our role is to be a facilitator and contribute to the generation of jobs and income, and the improvement of logistics and infrastructure for Brazil’s development.

Through this pillar, for example, we offer access to banking services, products and non-financial initiatives.

We have specific products to support micro entrepreneurs and SMEs, such as the “Prospera Santander Microfinanças”, “Programa Avançar” and “Parceiros em Ação” programs. Additionally, we increasingly seek to include the topic of financial management in the client's relationship with the Bank, using tools such as Santander On.

In 2020, by digitalizing our initiatives, we reached 156,000 participations in financial education initiatives. This number includes content for our social networks, as well as live streams and podcasts on personal financial management and investment. For the first time during the national financial education week, our customer services team, or “SAC,” offered personalized financial advice to customers.

Furthermore, Santander Brasil launched several benefits to support customers and companies during the COVID-19 pandemic, including the “A Gente Banca” program, as well as long term payroll loans, installment extensions, and service packages aimed at individual microentrepreneurs among others.

Development of Potentials

Our commitment to the development of potential begins with our employees. We have ranked as one of the best companies to work for in the Great Place to Work, or GPTW, survey since 2016. Guided by our corporate culture and internal policies, we offer opportunities that promote development and professional growth, in order to build a culture of delivering results, respect, innovation, inclusion and diversity.

We work to create a culture of respect, inclusion and equity, where everyone can develop their talents with their unique attributes. Diversity is one of the five principles of our Code of Ethical Conduct. Our priorities are gender and racial equity, inclusion of LGBTI+ and people with disabilities, as well as diversity of experience and generational diversity. Since 2018, we have set inclusion targets for Afro-Brazilian employees in the bank and female employees in leadership, which in 2020, were 27.4% and 28%, respectively. As of December 31, 2020, our Afro-Brazilian and female employees accounted for 25.3% and 28.8%. Additionally, in 2020, we received two diversity awards from GPTW: one for our ethnic-racial practices and another, for the fourth time, as one of the best companies for women to work.

Through the Santander Universities Program, we offer initiatives focused on granting national and international scholarships, programs for entrepreneurial development, as well as internship and employment programs. On December 31, 2020, about 24,900 scholarships and entrepreneurships were granted with a total investment of about R$27.2 million.

We also contribute to the promotion of children and adolescents’ rights. Through the “Amigo de Valor” program, Santander Brasil, employees and customers may directly donate a part of their due income tax to the Funds for the Rights of Children and Adolescents (“Fundo dos Direitos da Criança e do Adolescente”). In 2020, this program raised R$15.7 million.

In 2020, we took several steps to support society during the COVID-19 pandemic:

•	Between March and December 2020, we donated more than R$100 million to initiatives to mitigate the impact of COVID-19;

•	We raised R$3.5 million, and donated another R$3.5 million, out of the R$100 million mentioned above, to five hospitals to create new intensive care units and purchase personal protective equipment;

•	In partnership with the other two main private banks in Brazil, we helped lower income women manufacture and distribute more than 17.7 million protective cloth masks. This initiative allowed us to help support their income during the pandemic while also providing masks to those in need;

•	Our employees donated about 790 tons of food, clothes and hygiene products, to over 500 non-governmental organizations around Brazil, impacting more than 170 thousand people;

•	Through our volunteering program, 83 volunteers interacted weekly with elderly people living in shelters supported by “Parceiros do Idoso” in order to give them company and support.

We also organized a 12-hour live festival, streamed on television and radio to help single mothers in deprived communities across Brazil and raised R$3.5 million to the support the “Mães da Favela” project. With our donation included, we are giving a total of more than R$7 million to more than 20,000 mothers through SuperDigital. Through this initiative, we can also introduce these families to our banking services.

Efficient and Strategic Use of Natural Resources

We are implementing changes that contribute towards the goal of helping Brazil make responsible and efficient use of its environmental resources and move towards a low-carbon economy. Our activities include, in addition to the responsible environmental management of our operations, financing and advising companies in the fields of infrastructure and renewable energy, and providing support for sustainable agribusiness.

In 2020, Santander Brasil made important public commitments towards Brazil’s sustainable development, such as the introduction of a R$5 billion credit line for new investments in water and sanitation, as well as the “Amazon Plan” that was launched in partnership with the two other private banks in Brazil. In addition, we believe we are at the forefront of environmental, social and governance matters, or ESG, in Brazil, evidenced by the offer of ESG-linked loans and Renovabio products to customers.

The total amount of environmental, social and governance, or ESG, financing which Santander Brasil provided through Santander Financiamentos, responsible agribusiness, corporate, retail (individual and corporate customers), project finance, Santander Corporate, and investment banking, including green bonds, totaled approximately R$27 billion.

Since 2002, we have adopted social and environmental parameters in risk analysis of credit concession for projects and companies. The assessment carried out by specialized professionals may result in conditions or restrictions for companies to operate with the Bank. For customers with revenues of over R$200 million, this analysis may also influence credit rating, affecting rates, limits, terms and guarantee requirements.

In relation to internal environmental management, we have been carbon neutral since 2010, by completely offsetting our Scope 1 and 2 emissions. Also, since 2013, we follow a methodology for selecting projects from which to purchase Verified Emission Reductions (“VERs”), to ensure the social and environmental benefits for that region. In recent years, we have been purchasing VERs from reforestation and renewable energy ventures.

In 2019, we committed publicly to:

•	reducing single-use plastic consumption at Santander Brasil, by launching the #Desplastifique program. The implementation plan started with administrative buildings, in 2019 and was scheduled to be completed during the course of 2020. However, due the COVID-19 pandemic, we expect that it will be fully implemented in all branches by the end of 2021; and

•	powering 100% of our operations with renewable energy by 2025. In December 2020, approximately 47% of our consumed electricity was derived from renewable sources.

We improved our “Paperfree” program in 2020 to encourage digitalization, promote the use of rational resources and eliminate bureaucratic processes. The goal is to try to eliminate the use of postal stamps. As a result of the program, at our administrative buildings and stores, we collected and recycled around 72,000 stamps.

Socio-Environmental Responsibility Policy

Our Socio-Environmental Responsibility Policy, or “PRSA”, meets the requirements of CMN Resolution n° 4.327/14 and SARB Regulation 14 of FEBRABAN. These regulations define guidelines and consolidate specific policies for socio-environmental practices in business and relationships with certain parties. These practices include socio-environmental opportunities and impacts, and risk management such as suitability in granting and using credits, management of suppliers and socio-environmental risk analysis. In 2020, the vice-president of Legal Issues joined our PRSA Senior Group, which consists of our vice-presidents of Risks, Corporate, Human Resources, Finance and Communication, Marketing, Institutional Relationships and Sustainability, and officers of Agribusiness and Compliance. This Group is involved in decision-making related to the PRSA and operates in connection with our Executive Committee.

Competition and Industry Transformation

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 73.2% of the credit and 75.2% of the deposits available in Brazil as of December 31, 2020, according to the Brazilian Central Bank and the financial statements of the aforementioned banks.

The following table shows the total loans and deposits of the five leading financial institutions in Brazil at the dates indicated:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil	Caixa Econômica Federal (2)	Financial System
	December 2020 (R$ billion)
Total loans(1)	411.7	510.3	508.6	681.8	756.5	2,868.9
Total deposits(1)	384.9	545.3	786.6	437.0	512.9	2,666.7

(1)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (December 2020).

(2)	Represents total loans and deposits of Caixa Econômica Federal as of September 2020 because as of the date of this report, Caixa Econômica Federal had not disclosed the information for December 31, 2020.

Insurance Coverage

We maintain insurance policies that are renewed annually in order to protect our assets. All of our branches, affiliates and administrative buildings are insured against losses caused by fire, lightning, explosions and other risks. Such coverage establishes reimbursement for the asset replacement value.

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

Dependence on Patents, Licenses, Contracts and Processes

The major trademarks we use, including, among others, the “Santander” trademark, are owned by Santander Investment Bank. Santander Brasil has a license to use this trademark. All trademarks of our business are registered or applied through the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial, or “INPI”), the agency responsible for registering trademarks, patents and designs in Brazil. After registration, the owner has exclusive rights to use of the trademark in Brazil for a 10-year period that can be successively renewed for equal periods.

As of the date of this annual report, we own a total of 553 trademarks in Brazil, with Santander Brasil owning over 123 of these trademarks, while the remaining are owned by other companies of the Santander Group.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established by Law 4,595, of December 31, 1964, as amended from time to time, or the “Banking Reform Law”. The Banking Reform Law created the CMN, responsible for establishing the general guidelines of monetary, foreign currency and credit policies, as well as regulating the institutions of the financial system.

Principal Regulatory Agencies

CMN

The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. The board of the CMN is composed of the president of the Brazilian Central Bank, the Minister of Planning and the Minister of Finance, who also chairs the Board. Pursuant to the Banking Reform Law, the CMN is the highest regulatory entity within the Brazilian financial system, and is authorized to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s gold reserves and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil. In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM.

Brazilian Central Bank

The Brazilian Central Bank is responsible for the implementation of CMN policies related to foreign currency and credit, the regulation of Brazilian financial institutions, particularly in regards to the minimum capital and compulsory deposit requirements, as well as the disclosure of the transactions carried out by financial institutions and their financial information. The Brazilian Central Bank addresses specific issues through the Monetary Policy Committee (COPOM), a committee responsible for adopting measures to meet inflation targets defined by the CMN and establishing monetary policy guidelines. In order to meet inflation targets, the COPOM must set the target for the SELIC Rate (the average rate for daily financing, backed by federal instruments, as assessed under the Special Settlement and Custody System) and publish reports on the Brazilian economic and financial environment and projections for the inflation rate.

CVM

The CVM is responsible for the implementation of CMN policies related to securities, with the purpose of regulating, developing, controlling and inspecting the securities market and its participants (companies with securities traded in the market, investment funds, investors, financial agents, such as custodians of instruments and securities, asset managers, independent auditors, consultants , as well as instruments and securities analysts).

Self-Regulating Entities

The Brazilian financial and capital markets are also subject to the regulation of self-regulating entities that are divided by field of activity. These self-regulating entities include, among others, the National Association of Investment Banks – ANBIMA, the Brazilian Association of Credit Card and Services Companies – ABECS, the Brazilian Banks Federation – FEBRABAN, the Brazilian Association of Publicly-Held Companies – ABRASCA and the B3.

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, such limitations and obligations concern the offering of credit, the concentration of risk, investments, operating procedures, loans and other transactions in foreign currency, the administration of third-party funds and micro-credit. The restrictions and requirements for banking activities, established by applicable legislation and regulations, include the following:

•	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In December 2017, the CMN enacted a new rule establishing that all such requests submitted to the Brazilian Central Bank must be approved within 12 months (subject to suspension of the term in some instances);

•	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad registered as permanent assets without prior approval of the Brazilian Central Bank. The corporate purpose of such company shall be complementary or subsidiary to the activities carried out by the financial institution;

•	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, such as capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control. The requests for changes in control submitted to the Brazilian Central Bank must be approved within 12 months and requests for changes to organizational documents must be approved within three months (in both cases subject to suspension of the term in some instances);

•	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must comply with certain operational limits;

•	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank;

•	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;

•	A Brazilian financial institution belonging to the S1 segment, as is the case of Santander Brasil, cannot lend more than 25% of its Tier 1 Regulatory Capital (patrimônio de referência) to a single person or a group and the maximum exposure to concentrated individual customers or group of connected customers of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client would mean, for the purpose of the proposed rule, as any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital);

•	According to the Banking Reform Law, a Brazilian financial institution cannot carry out credit transactions with (i) its controlling shareholders, directors and members of other statutory bodies (fiscal, advisory and other) and their respective spouses and relatives up to second degree, (ii) the individuals or legal entities that hold a qualified interest (15% of the capital stock) in their capital, (iii) the legal entities in which they have qualified interest (direct or indirect), (iv) the legal entities in which they have effective operational control or preponderance in the deliberations, regardless of the equity interest, and (v) the legal entities with common directors or members of the board of directors. Such prohibition does not apply, subject to limits and conditions established by the CMN through the enactment of Resolution No. 4,693 in October 2018, to: (i) transactions with a counterparty that has an officer or director in common with the financial institution providing credit, provided that the officer or director is considered an independent member in both entities; (ii) transactions carried out under market-compatible conditions, without additional benefits or different benefits when compared to the operations deferred to the institution to other customers with the same profile, (iii) credit operations that have as counterparty a financial institution that is part of the institution prudential conglomerate, provided that they contain contractual clauses of subordination, except in the case of overnight and loan transactions with other financial institutions specified by the law, (iv) the interbank deposits, according to the law, (v) the obligations assumed by related parties under the compensation and settlement services authorized by the Brazilian Central Bank or by the CVM and their respective counterparties, and (vi) other cases authorized by the CMN; the management of third-party assets must be segregated from other activities and must follow the regulations issued by the CVM.

•	The total amount of funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity;

•	Brazilian financial institutions must comply with anti-money laundering and anti-corruption regulations;

•	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management information, as well as their conformity to all applicable regulations;

•	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies; and

•	The Banking Reform Law and specific regulations enacted by the CMN impose penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate in certain situations. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank.

Additionally, as part of the Santander Group and due to the global nature of our organization we are subject to related international rules.

Capital Adequacy and Leverage – Basel

Current Requirements

The Brazilian Central Bank supervises the Brazilian banking system in accordance with the Basel Committee on Banking Supervision, or “Basel Committee”, guidelines and other applicable regulations. For this purpose, banks provide the Brazilian Central Bank with any information which it deems useful in performing its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks.

The main principle that guides the directives set forth in the Basel Committee is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

Brazilian financial institutions are subject to capital measurement and standards based on a risk weighted asset ratio. The parameters of this methodology resemble the international framework for minimum capital measurements adopted by Basel III.

Basel III

On December 16, 2010, the Basel Committee issued the Basel III framework, which supplements and amends Basel II. Basel III includes higher minimum capital requirements, new conservation and countercyclical buffer capital requirements, revised risk-based capital measures and the introduction of a new leverage ratio, as well as two liquidity standards. The Basel III framework is being implemented gradually by each country through legislation or regulation to be imposed upon that country’s home banks, including Brazil.

Regulatory Capital is composed by Core Capital and two additional tiers:

Tier I capital will have to reach a minimum index of 6.0% (according to the schedule established by the Brazilian Central Bank), divided into two portions: (i) Core Capital consisting mainly of corporate capital and profit reserves (shares, units of ownership, reserves and earned income) of at least 4.5% of RWA, and (ii) Additional Tier I consisting mainly of perpetual hybrid securities and capital instruments authorized by the Brazilian Central Bank (but excluding amounts relating to funding instruments issued by other local or foreign financial institutions) and any of our own shares purchased by us and the integration of which into the Additional Tier I Capital is permitted. To improve the quality of the capital of financial institutions, Basel III restricts the acceptance of financial instruments that fail to demonstrate effective capability of absorbing losses and requires the reduction of assets that in certain situations could jeopardize the financial institution’s capital value due to the instruments’ low liquidity, dependence on future profits for realization or difficulty of value measurement.

There is also an additional 2% of Tier II capital requirement, for a total of 8% of minimum capital ratio. Current hybrid subordinated debt approved by the Brazilian Central Bank as additional capital requirements, or Tier II, are expected to be maintained if they also comply with requirements introduced by Basel III, including the mandatory conversion clauses into equity or write-off upon the occurrence of triggering events provided for in the regulations.

In accordance with the Basel III standards, the Brazilian Central Bank created the Additional Core Capital buffer (Adicional de Capital Principal), which is composed by the sum of three buffers:

•	Core Capital Conservation buffer (Adicional de Capital Principal de Conservação), which was introduced to ensure that banks have an additional layer of usable capital that can be drawn down when losses are incurred. Whenever the buffer falls below 2.5%, automatic constraints on capital distribution (for example, dividends, share buybacks and discretionary bonus payments) will be imposed so that the buffer can be replenished.

•	Countercyclical capital buffer (Adicional Contracíclico de Capital Principal), which aims to protect the banking sector from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risks.

•	Core Capital Systemic buffer (Adicional de Importância Sistêmica de Capital Principal), which is applicable to the S1 bank segment (banks with an asset base equivalent to over 10% of Brazil’s GDP or that engage in relevant international activity).

On March 16, 2020, due to the challenging macroeconomic environment resulting from the COVID-19 pandemic, the Brazilian Central Bank issued Resolution No. 4,783, which decreased the Conservation Buffer level (Adicional de Conservação de Capital Principal) in 2020 from 2.5% to 1.25%. This level will phase-in towards the 2019 level by 2022, as shown in the image below. This buffer change decreased the minimum Core Capital and Total Capital requirements, reaching 6.75% and 10.25%, respectively, as of December 31, 2020.

According to the new rules on regulatory capital in Brazil, the value of goodwill, intangible assets and some types of deferred tax assets, for the calculation of the capital base, was deducted in accordance with the “phase-in” for implementation of Basel III in Brazil, which was completed by January 1, 2019. The following table sets forth the percentage of required deductions for each year up to 2019:

Basel III Phase in
2016	2017	2018	2019	2020	2021
40%	60%	80%	100%	100%	100%

Source: Brazilian Central Bank; Resolution No. 4,192 of the Brazilian Central Bank of March 2013.

The Basel III rules also provide for the implementation of a leverage ratio calculated by dividing the Tier I capital by the bank’s total exposure. In early 2015, the Brazilian Central Bank issued a new regulation governing the calculation and reporting of the leverage ratio of Brazilian financial institutions in line with the Basel III rules, which became effective in October 2015. Financial institutions classified as segment 1 (S1), as is the case for Santander Brasil, or segment 2 (S2), for purposes of the application of prudential rules, are required to maintain a minimum RA of 3% as from January 1, 2018.

Additionally, in order to enable the implementation of the Basel III framework in Brazil, certain legislative changes were made. Among others, Law No. 12,838, enacted on July 9, 2013, granted powers to the Brazilian Central Bank to limit the payment of dividends by financial institutions in case of non-compliance with the prudential capital requirements defined by the CMN.

In 2015, the CMN and the Brazilian Central Bank also issued a set of rules for the implementation of the liquidity coverage ratio or “LCR,” a short-term liquidity index. The purpose of the LCR is to demonstrate that financial institutions have sufficient liquid assets to make it through a stress scenario lasting one month. According to these rules, the largest Brazilian banks were required to maintain an LCR of at least 60% since October 2015. This ratio increased 10% annually until it reached 100% in 2019. The Brazilian Central Bank also released, in 2015, the local methodology for calculating the LCR so as to align the existing rules with the guidelines of the document “Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools” issued by the Bank for International Settlements in January 2013. In January 2017, the Brazilian Central Bank enacted a new rule amending the calculation method and procedures for disclosure of LCR information. The new regulation establishes a new possible stress scenario and, for purposes of LCR retail, includes spot and forward deposits.

As mentioned above, the LCR is a short-term liquidity ratio for a 30-day stress scenario. It represents the ratio of high-quality liquidity assets to net outflows. High Quality Liquidity Assets are composed mainly of Brazilian federal government bonds and reserve requirement returns. Net Outflows are mainly composed of losses on deposits, offset in part by Inflows, which are mainly credits.

In November 2017, the CMN established a minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or “NSFR”) and the Leverage Ratio (Razão de Alavancagem, or “RA”) with which Brazilian financial institutions are required to comply. The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis, or “ASF”) and the Required Stable Funds (Recursos Estáveis Requeridos, or “RSF”) of the financial institution. The financial institutions classified as “segment 1” for purposes of the application of prudential rules, as we are, must maintain, as from October 1, 2018, a minimum NSFR of 1.00. Regarding the leverage ratio, the financial institutions classified as “segment 1,” as we are, or “segment 2” for purposes of the application of prudential rules are required to maintain a minimum RA of 3% as from January 1, 2018.

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

On January 29, 2020, the CMN published Resolution No. 4,818, which requires financial institutions categorized as S1, S2 and S3 to publish IFRS financial statements. The requirement is already in force for publicly held financial institutions and financial institutions which are leaders of a prudential conglomerate, and will come into effect for all remaining financial institutions on January 1, 2022.

Segmentation for the Proportional Application of Prudential Regulation

In January 2017, the CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups, and other institutions authorized to operate by the Brazilian Central Bank for the purposes of proportional application of the prudential regulation. The segmentation is based on the size, international activity and risk profile of members of each segment. Pursuant to the resolution, the segments are as follows:

•	Segment 1 comprises multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) an asset base equivalent or superior to 10% of Brazil’s GDP; or (b) which perform relevant international activities, irrespective of the size of the institution;

•	Segment 2 comprises multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) an asset base lower than 10% of Brazil’s GDP; and (b) other institutions with an asset base equivalent to or greater than 1% of Brazil’s GDP;

•	Segment 3 comprises institutions with an asset base lower than 1% and equivalent to or greater than 0.1% of Brazil’s GDP;

•	Segment 4 comprises institutions with an asset base lower than 0.1% of Brazil’s GDP; and

•	Segment 5 comprises institutions with an asset base lower than 0.1% of Brazil’s GDP, that apply a simplified optional method for verifying the regulatory capital’s minimum requirements, except for multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks.

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

•     Time Deposits (CDBs). The Brazilian Central Bank imposes a reserve requirement of 17% in relation to time deposits. Financial institutions must deposit an amount equivalent to the surplus of (i) R$3.6 billion for financial institutions with consolidated Tier 1 capital under R$3 billion; (ii) R$2.4 billion for financial institutions with consolidated Tier 1 capital between R$3 billion and R$10 billion; (iii) R$1.2 billion for financial institutions with consolidated Tier 1 capital between R$10 billion and R$15 billion; and (iv) zero for financial institutions with a Regulatory Capital greater than R$15 billion.

Additionally, as from the issuing of Brazilian Central Bank Circular No. 3,943 on May 23, 2019, interbank deposits made by leasing companies are excluded from the assessment base of the compulsory reserve requirement for time deposits of financial institutions of the same conglomerate.

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

Resolution 4,734/19 sets out the guidelines applicable to the establishment of liens and encumbrances on credit and debit payment instruments due to credit operations with financial institutions and regulates credit operations guaranteed by receivables from payment arrangements. The amount of receivables perfected into guarantees for a certain credit transaction will be reduced, whenever applicable, so that they are limited to the outstanding balance of the transaction or to the maximum limit extended, in the case of an extension of a non-dischargeable credit facility by a financial institution on an absolute and unilateral basis.

Circular 3,952/19, deals in particular with the procedures for the registration of receivables, and requires a convention between market infrastructures to guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure. On October 29, 2020, the Brazilian Central Bank issued BCB Resolution 35/20, which postponed the entry into effectiveness of Circular 3,952/19 to February 17, 2021.

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

Instant Payment System

The Brazilian Central Bank also implemented an instant payment ecosystem in November 2020. The settlement of the system is centralized at the Brazilian Central Bank. In addition to increasing the speed at which payments or transfers are made and received, available 24 hours a day, seven days a week in all days of the year, the ecosystem has the potential to increase market competitiveness and efficiency; lower costs; and enhance customer experience.

On June 12, 2020, the Brazilian Central Bank issued Circular 4,027/20, which established the Brazilian Instant Payment System (Sistema de Pagamentos Instantâneos, or “SPI”). Circular 4,027/20 also approved the regulation with which the direct and indirect participants in the SPI must comply. Circular 4,027/20 establishes that the SPI start of operations on November 3, 2020 with features of the system, becoming available gradually until it is fully operational as of November 16, 2020. Circular Letter 4,055/20, establishes the procedures and timetable for the tests necessary for to register as a direct participant in the SPI, as per Circular Letters No. 4,006 and 4,022. Circular Letter No. 4,056, in turn, establishes the procedures for the adherence to the instant payment arrangement (PIX).

According to the by-laws of the SPI, the participation in the SPI will be mandatory for the participants of the PIX arrangement, and optional for (i) the clearing houses and other providers of clearing services, and (ii) the National Treasury Department.

There are two types of participation in the SPI: (i) direct, participation, in which the participant holds an instant payment account and is directly connected to the SPI; and (ii) indirect, in which the participant institution does not hold an instant payment account and its participation occurs via a direct participant to the SPI, responsible for registering the indirect participant in the SPI and to act as its clearing agent in the SPI for instant payments. Circular 4,027/20 came into effect on July 1, 2020.

On August 13, 2020, the Brazilian Central Bank issued Central Bank Resolution No. 1, or “Central Bank Resolution 1/2020”, establishing the Pix System payment arrangement and approving the regulation governing it, or (the “Pix Regulation”).

Pursuant to Central Bank Resolution 1/2020, participation in the Pix System is mandatory for financial institutions and payment institutions authorized to operate by the Brazilian Central Bank that have more than 500,000 active customer accounts, considering cash deposit accounts, savings deposit accounts and prepaid payment accounts. Participation in the PIX System is optional for financial institutions and payment institutions that do not meet this threshold, as well as for the National Treasury Secretariat.

The Pix Regulation applies to all Pix System participants. According to the Pix Regulation, there are three types of participation: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearing houses, that are the financial institutions and payment institutions that (a) within the scope of the Pix System, have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participant in the Brazilian Central Bank’s SPI, and (c) do not meet the criteria of mandatory participation in the Pix System.

Brazilian Central Bank Resolution 1/2020 came into effect on September 1, 2020. Pix System transactions started operating on a restricted basis through to November 3, 2020 and was fully as of November 16, 2020.

Open Banking Regulation in Brazil

On May 4, 2020, the Brazilian Central Bank and the CMN enacted Joint Resolution No. 1, which regulates open banking. Open banking consists of the sharing of data and payment initiation services and forwarding credit transaction proposals, by financial institutions and other authorized entities (with customers permission) and the integration of information systems.

Among other topics, the resolution sets forth the mandatory and voluntary participating institutions, the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the form of agreement to be entered into by the participating institutions.

According to the resolution, financial institutions and prudential conglomerates belonging to the S1 and S2 segments, as is our case, are required to participate in open banking.

Open banking has a four-stage implementation plan, as follows:

•	Stage 1 (as of February 1, 2021): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions.

•	Stage 2 (by July 15, 2021): sharing of customer reference data and customer transactional data among the participating institutions.

•	Stage 3 (by August 30, 2021): sharing of payment transaction initiation services, as well as forwarding credit transaction proposals.

•	Stage 4 (by December 15, 2021): expansion of in-scope data to encompass foreign exchange, investment, insurance, and open-end private pension transactions.

•	On October 29, 2020, the Brazilian Central Bank issued Central Bank Resolution 32/2020, which sets forth the technical and operational requirements to be observed by institutions which participate in the Brazilian Open Banking System.

The new rule lays out, among others, rules relating to (i) the scope of the data and services to be shared by participating institutions within Open Banking, which shall be detailed in a specific manual; (ii) the standards for the development of application programming interfaces (APIs) by participating institutions, which will likewise be detailed in a specific manual, which shall deal with their design, data transmission protocols, data exchange formats, control accesses, version control systems and specification parameters; among other things; (iii) criteria for registration and cancellation of registration in Open Banking; (iv) services to be rendered by the Open Banking Governance Structure, which also shall be detailed in a specific manual, including the maintenance of a repository of participating institutions and a website containing updated information about Open Banking and its implementation; and (v) minimal security standards and certifications, which will also be detailed in a separate manual.

Regulatory Sandbox

On November 28, 2019, the Brazilian Central Bank published Public Consultation No. 72/2019, which ended on January 31, 2020, regarding the Controlled Testing Environment for Financial Innovations or “Sandbox” which is intended to enable institutions test innovative financial and payment projects for a specified period.

After receiving comments on the Public Consultation, the CMN and the Brazilian Central Bank issued, on November 26, 2020, CMN Resolution 4,865/20 and BCB Resolution 29/20, to regulate the Sandbox These rules set forth the applicable conditions for the implementation of the Sandbox, among which are the specific rules for the first cycle of tests, such as duration and number of participants, required documentation, criteria for the classification of institutions and the schedule for registration, selection and authorization processes of such entities. The Brazilian Central Bank expects that the process for selecting the first cycle will start in the first half of 2021.

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

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on lending of funds from the real estate financial system) is governed by the specific provisions found in the laws and regulations relating to such services. The regulation authorizes financial institutions to charge fees for the performance of specific services, provided either that the account holder or user is informed of the conditions for use and payment or that the fee and charging method are defined in the contract.

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

Digitalization of Documents and Record Keeping

Financial institutions and other institutions authorized to operate by the Brazilian Central Bank may keep in their records digital documents instead of physical documents, provided that certain requirements to ensure the documents’ authenticity and validity are met.

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

The Brazilian Anti-Money Laundering Law also created the Financial Activities Control Council (Conselho de Controle de Atividades Financeiras or “COAF”), which operates under the jurisdiction of the Ministry of Finance. The purpose of the COAF is to investigate, examine, identify and impose administrative sanctions in respect of any suspicious occurrences of illicit activities related to money laundering in Brazil.

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

The regulations also impose an obligation on financial institutions to request that both customers and non-customers a providing a withdrawal request at least three working days in advance for withdrawals (including those carried out by check or money order) in an amount equal to or greater than R$50,000.00.

On January 23, 2020, the Brazilian Central Bank published Circular No. 3,978, which improves the regulation applicable to financial institutions, by expanding the adoption of a risk-based approach and came into effect on July 1, 2020. Regulated institutions must carry out specific internal risk assessments in order to identify and measure the risk of using their products and services in the practice of money laundering and terrorist funding.

In connection with the aforementioned change, the Know-Your-Client procedures were also improved and include the identification, qualification and classification of the customer, compatible with the risk profile, the nature of the relationship with the AML policy and the institution’s internal risk assessment, which must be permanently reassessed, according to the evolution of the business relationship and the risk profile of the client. The procedures must also include the verification of the client’s (including their representatives’, family members’ or close collaborators) condition as a Politically Exposed Individual, as well as consider them in the monitoring, selection and analysis of operations and situations with indications of suspected money laundering or terrorist funding.

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

The government of the Federal Republic of Brazil and the government of the United States of America executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax, or the “2007 Agreement”. Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Data Protection Requirements

The GDPA, or in Portuguese, “Lei Geral de Proteção de Dados”, was published in the Federal Official Gazette on August 15, 2018 and was amended by Law No. 13,853, issued on July 8, 2019 or “Law 13,853/2019”. The GDPA came into effect in September 2020, except for administrative sanctions, which will come into effect on August 1, 2021, pursuant to Law No. 14,010/20, which delayed the applicability of certain provisions of the GDPA.

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

The GDPA brings about profound changes in the rules and regulations applicable to the processing of personal data, with a set of rules to be complied with in activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

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

The GDPA sets out several rules related to data processing such as principles, requirements and duties imposed to data controllers and data processors; rights of data subjects; requirements in connection with cross-border transfers of data; the obligation to appoint a data protection officer; data security and data breach notification; corporate governance practices; and the regime for civil liabilities and penalties in case of a breach of the provisions of the GDPA. Penalties include warnings, blocking and erasure of data, public disclosure of the offense and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense.

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

Auditing Requirements

The legislation and regulations issued by the CMN, CVM and B3 determine that the periodic financial statements of financial institutions must be audited by independent auditors (individuals or legal entities) that are registered with the CVM and who meet the minimum requirements set forth by the Brazilian Central Bank, and that the financial statements must be presented together with an independent auditor’s report. Our financial statements are audited in accordance with International Standards on Auditing with regard to Brazilian GAAP and also with the standards of the Public Company Accounting Oversight Board with regard to IFRS as issued by the IASB, as required by the SEC. For purposes of the financial statements prepared according to Brazilian GAAP, as from January 2017 all financial institutions and other institutions authorized to operate by the Brazilian Central Bank are required to create provisions for all losses related to financial guarantees issued by them. As a result of the auditing work, the independent auditor must prepare the following reports: (i) an audit report, issuing an opinion regarding the accounting statements and the respective explanatory notes, including regarding the compliance with financial regulations issued by the CMN and the Brazilian Central Bank; (ii) an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; (iii) a legal and regulatory provisions noncompliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; (iv) a limited assurance report, analyzing our Annual and Sustainability Report pursuant to the guidelines and requirements of the Global Reporting Initiative, or “GRI”; and (v) any other reports required by the Brazilian Central Bank, CVM and B3. The reports issued by independent auditors must be available for consultation upon request by the overseeing authorities.

Independent auditors and the audit committee, individually or jointly, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

•	noncompliance with legal rules and regulations that place the continuity of the audited entity at risk;

•	frauds of any amount perpetrated by the management of the institution;

•	material frauds perpetrated by the institution’s employees or third parties; and

•	errors that result in major incorrectness in the financial statements of the audited entity.

The executive office of the financial institution must inform the independent auditor and the audit committee, if any of the above situations occur.

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

Consumer Protection

Relationships between consumers and financial institutions are governed by Law 8,078, dated September 11, 1990, or the “Brazilian Consumer Protection Code”, which grants consumers certain rights and sets forth measures to be observed by suppliers, which must be complied with by financial institutions. The Brazilian Consumer Protection Code sets forth as consumer rights, among others, the assistance/facilitation in the defense of consumers’ rights, including through reverse burden of proof in their favor, and possibility of judicial review of contractual provisions deemed abusive.

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

Ombudsman

Financial institutions and other entities that are authorized to operate by the Brazilian Central Bank must have an ombudsman office. An ombudsman office has the following attributes according to the current regulation:

•	to provide last resort assistance in connection with customer claims that have not been resolved through the conventional customer service channels (including the banking correspondents and the customer service assistance channel (Serviço de Atendimento ao Consumidor), or SAC); and

•	to act as a communication channel between the financial institutions and their customers, including for dispute resolution

Institutions that are part of a financial group are allowed to establish one ombudsman department to service the whole group. The officer in charge of the ombudsman office must prepare a report every six months, which must be provided to the management and auditing bodies. The reports and recordings of interactions of the ombudsman unit with consumers must be available to the Brazilian Central Bank for a period of at least five years.

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

Since August 29, 2019, securities brokers and dealers may loan their own securities to their customers as long as they use the funds as collateral for operations in which the institution itself intermediates. The loan transaction consists of the transfer of assets from the institution: (i) to the customer, in conjunction with the transfer of that asset to the clearinghouse or clearing and settlement service provider; or (ii) to the clearinghouse or clearing and settlement service provider on behalf of the customer through powers established in a formal written power of attorney. In either case, the assets or set of assets in question shall return to the positions originally held at the end of the period stipulated in the contract. To offer this new service, securities brokers and dealers must appoint a director responsible for the loan operations under consideration.

Since November 27, 2020, securities brokers and dealers may issue electronic currency and maintain payment accounts.

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

On October 7, 2019, the Brazilian Central Bank, sent to the President of Brazil a draft bill to change the way in which the Brazilian foreign exchange market is regulated (“New Foreign Exchange Bill”). The draft also contains provisions regarding Brazilian capital abroad and foreign capital within Brazil. The initiative aims to modernize, simplify and reduce legal doubts associated with current Brazilian foreign exchange legislation.

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

On December 22, 2020, the Brazilian House of Representatives approved the base wording of the New Foreign Exchange Bill. The Brazilian House of Representatives is expected to vote on any motions by representatives for amendment or redaction of specific sections of the New Foreign Exchange Bill in early 2021. Upon approval by the Brazilian House of Representatives, the bill will be sent to the Brazilian Senate for approval. As of the date of this annual report, it is not possible to estimate if and when it will be approved by the Brazilian Senate, or what changes will be approved by the House of Representatives.

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

Following the enactment of Decree No. 10,029, the Brazilian Central Bank published, on January 22, 2020, Circular No. 3,977 recognizing as an interest of the Brazilian government the foreign holding of equity or increase in equity interest of financial institutions headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the acquisition of equity in any Brazilian financial institution), as well as the opening of local branches of foreign financial institutions. However, since Santander Brasil had already been granted a specific presidential decree authorizing the foreign interest in its share capital, prior to Decree 10,029/19 being issued it does not affect its operations in Brazil.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2020, CI$1 was equivalent to R$6.29, according to the Brazilian Central Bank.

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

Foreign Subsidiary

We had established an independent subsidiary in Spain, Santander EFC, in order to complement our foreign trade strategy for corporate customers, which are composed of large Brazilian companies and their operations abroad. This has allowed us to provide financial products and services by means of an offshore entity, which is not established in a “tax haven,” such as our Cayman Islands branch, in accordance with Law No. 12,249, of June 11, 2010, and Brazilian Federal Revenue Normative Ruling No. 1,037, of June 4, 2010.

The establishment of our foreign subsidiary was approved by the Brazilian Central Bank on September 26, 2011, by the Spanish Ministerio de Economia y Hacienda on February, 6, 2012 and by the Bank of Spain on March 28, 2012. The remittance of resources to pay up the share capital of the subsidiary was carried out on March 5, 2012, totaling €748 million. Santander EFC was operational from 2012 to November 12, 2020, when we approved its liquidation. As a consequence of the liquidation, we, as sole shareholder of Santander EFC, have participated in the net assets of the corporation, in the net amount of €741 million.

U.S. Banking Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. In 2017, the President of the United States issued an executive order that sets forth principles for financial regulatory reform. In May 2018, the United States Congress passed, and President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”) which, among other things, revised the thresholds for total consolidated assets at which certain enhanced prudential standards apply to bank holding companies. EGRRCPA made clear that the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) retains the right to apply enhanced prudential standards to FBOs with greater than $100 billion in global total consolidated assets, such as Santander Spain.

In October 2019, the federal banking agencies issued final rules (the “Tailoring Rules”) that, pursuant to EGRRCPA, adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Santander Spain. As a result, Santander Spain is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations.

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

On July 21, 2017, the five regulatory agencies charged with implementing the Volcker Rule announced the coordination of reviews of the treatment of certain foreign funds that are investment funds organized and offered outside the United States and that are excluded from the definition of covered fund under the agencies’ implementing regulations. Also in July 2017, the Federal Reserve issued guidelines for banking entities seeking an extension to conform certain “seeding” investments in covered funds to the requirements of the Volcker Rule.

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

U.S. Sanctions

“Sanction(s)” means any international economic sanction administered or enforced by the United States government (including without limitation, OFAC), the United Nations Security Council, the European Union or Her Majesty’s Treasury. The Office of Foreign Assets Control (“OFAC”) is responsible for administering economic sanctions imposed against designated foreign countries, governments, individuals and entities pursuant to various Executive Orders, statutes and regulations.

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

In addition, the U.S. government has implemented various sanctions that target non-U.S. persons, including non-U.S. financial institutions, that engage in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”) that involve Iran, North Korea, Russia, or Hezbollah or other persons designated by the United States under the Specially Designated Global Terrorist, or “SDGT,” sanctions program. If a non-U.S. financial institution were determined to have engaged in activities targeted by certain secondary U.S. sanctions or used proceeds produced by such activities targeted, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.

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

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish a RAET, under Law 9447, dated March 14, 1997 combined with Law 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and nonfederal public financial institutions that allows institutions to continue to operate normally. The RAET may be ordered in the case of an institution that:

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

On December 24, 2020, Law 14,112, or “Law 11,112/20,” was passed. Law 11,112/20 overhauls the current Bankruptcy Law in several material aspects. Law 14,112/20 came into effect on January 23, 2021. Certain changes arising from this new legislation may affect enforcement and priority matters, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics in the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor's tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework.

Law 14,112/20 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency. As a result, Law 14,112/20 sets out some rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.

Law 14,112/20 also sets forth, among other measures, (i) a protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor's obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation. Law 14,112/20 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply.

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

Administrative Proceedings in the Brazilian National Financial System, the Brazilian Payment System and Capital Markets

Law 13,506 of November 13, 2017 or “Law 13,506/17” applies to entities authorized or supervised by the Brazilian Central Bank or by the CVM, as well as to market participants. Some of the key aspects of Law 13,506 are that: (i) it increases the maximum fine applicable by the Brazilian Central Bank from R$250,000 to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500,000 to R$50 million; (iii) it makes additional types of violations subject to penalties; (iv) it provides that the penalty of “public admonition” may be cumulative to other penalties applicable by the Brazilian Central Bank; (v) it provides that Brazilian Central Bank may enter into cease-and-desist commitments; and (vi) it provides that the Brazilian Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

Opening, Maintenance and Closing of Deposit Accounts

CMN Resolution No. 4,753/19 provides criteria for the opening, maintenance and closing of deposit accounts. The regulation determines that financial institutions must adopt procedures and controls that allow the verification and validation of the identity and qualification of the account holders and, if applicable, their representatives, as well as the authenticity of the information provided by the client. This information must be kept updated by the financial institution.

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

Issuance of Credit Instruments Electronically

Provisional Measure No. 897, or “MP 897/2019,” among other provisions, (i) created a new credit instrument, the Rural Real Estate Note (Cédula Imobiliária Rural or “CIR”), with the purpose of advancing rural real estate financing by the creation of an instrument specifically designed to that end; (ii) changed the rules governing Bank Deposit Certificates (Certificado de Depósito Bancário or “CDB”), especially regarding their issuance and the transfer of their ownership, by providing among other changes that CDB issued in book-entry form should be transferred by electronic endorsement, exclusively by means of a specific notation in the issuing institution’s own electronic system or, when deposited in central depositary, by means of specific notation in the corresponding electronic system; and (iii) authorized that customary credit instruments such as the Agricultural Certificate of Deposit (Certificado de Depósito do Agronegócio - CDA), the Agricultural Warrant (Warrant Agropecuário - WA), the Real Estate Credit Certificate (Certificado de Crédito Imobiliário - CCI), the Bank Credit Note (Cédula de Crédito Bancário - CCB), the Rural Credit Note (Cédula de Crédito Rural - CCR) , the Rural Promissory Note (Nota Promissória Rural - NPR), the Rural Trade Bill (Duplicata Rural - DR), may be issued in book-entry form through the electronic bookkeeping system held at a financial institution or other entity authorized by the Brazilian Central Bank to perform electronic bookkeeping activity.

On July 15, 2020, the Brazilian Central Bank regulated, through Circular No. 4,036/20, the electronic issuance of book-entry CCBs and CCRs by financial institutions. A financial institution must render the following services in respect of the bookkeeping of CCBs and CCRs: (i) issue the instrument in book-entry form at the request of the borrower; (ii) include of all obligatory information related to CCBs and CCRs, as well as ancillary documents and/or information for the purposes of verifying the outstanding balance of the underlying credit transaction; (iii) verify the effective title or fiduciary title of the instruments; (iv) make the payment CCBs and CCRs for the settlement of obligations available to the debtor; (v) control the financial flow related to the CCBs and CCRs, including prepayments; (vi) record security interests in an entity authorized to perform centralized registration or deposit of financial assets; (vii) make information about the CCBs and CCRs available to debtors, holders, collateral beneficiaries or any other legally qualified interested party; and (viii) carry out the issuance of certificates regarding the instruments whenever required.

Limitation to the fees and interest rates on overdraft-secured checks

On November 27, 2019, the CMN issued Resolution No. 4,765 or “Resolution No. 4,765/2019”, providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual micro entrepreneurs. The new rule limits the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$500.00; and (ii) 0.25% for the opening of credit facilities larger than R$500.00, calculated with the amount of the facility that exceeds R$500.00. It also limits interest rates over the overdraft-secured check to up to 8% per month, to which must be added a discount of the overdraft fees already charged monthly by the financial institution. If the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile.

Resolution No. 4,765/2019 came into force on January 6, 2020, for agreements executed after the referred date, came into force on June 1, 2020, for agreements executed prior to such date. Regarding the 8% limitation above, the rule applies to all contracts from January 6, 2020, regardless of the date the applicable contract was entered into.

On February 6, 2020, the Brazilian Central Bank issued Circular No. 3,981, which deals with the new information regarding overdraft facilities that must be highlighted in the statement of the checking accounts held by natural persons or MEIs. Circular No. 3,981 came into effect on June 1, 2020.

Automatic debit of banking accounts

On March 26, 2020, CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. The new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client, and provides for the procedures for the authorization and cancellation of automatic debit payments. The new rule came into force on March 1, 2021. CMN Resolution No. 4,790 repealed CMN Resolution 4,771.

Taxation

Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$240,000 per year and the CSLL is calculated at a rate of 15.0% or 20.0% for financial institutions and 9.0% for companies, after adjustments determined by the tax legislation.

Constitutional amendment 103/2019 increased the CSLL tax rate applicable to banks from 15.0% to 20.0% from March 1, 2020.

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

Income tax (IRPJ) and Social Contribution Tax (CSLL) on Foreign Exchange Variation of Hedges for Investments Held Abroad (Law No. 14,031/2020)

Pursuant to Law No. 14,031/2020, which came in force in July 2020, exchange rate variations arising from hedges on investments held abroad are taxable starting in 2021. Accordingly, in 2021, 50% of the exchange rate variation shall be taxable under the IRPJ and CSLL, while, in 2022, 100% of the exchange rate variation will be considered as taxable.

Tax on Services (ISS)

Each of the Municipalities of Brazil and the Federal District are responsible for establishing the applicable ISS rate, which is charged on the value of services provided by the company, to the municipality where the service renderer is located. The rates vary from 2% to 5% and depend on the nature of the service.

On December 30, 2016, Complementary Law No. 157/2016 was enacted. This new legislation establishes a minimum rate of 2% for these types of taxes, no reductions or deductions being permitted. This Law provides that the following services are subject to ISS in the municipality in which the service taker is located: (i) card management, including POS services, that may be paid to the municipality where the corresponding POS device has been registered; (ii) leasing; (iii) fund management; and (iv) consortium.

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

Since the ISS is a municipal tax, the rule must be regulated by each municipality in order to be enforceable. This new rule is only applicable to triggering events occurring from 2018 onwards, when the municipal regulations applicable to Supplementary Law No. 157 come into force.

On March 23, 2018, the Brazilian Supreme Court suspended the application of the Complementary Law No. 157. It is still suspended as of the date of this annual report. This suspension may be circumvented by the enactment of Complementary Law No. 175/20.

Complementary Law No. 175, published on September 24, 2020, was enacted to create a unified ISS collection system, in which taxpayers would be able to collect ISS in every municipality in Brazil. It’s an effort to facilitate tax collection considering the complexity regarding the multiple rulings on ISS, since each municipality can pass its own laws on ISS.

The system is currently under development and it is expected that it would enable Complementary Law No. 157 to be brought back into effect.

PIS and COFINS Tax Rates

PIS and COFINS (respectively, the profit participation contribution and the social security financing contribution, both of which are social contributions due on certain revenues net of certain expenses) payable by financial institutions and similar entities, as defined by law, are due at the rate of 0.65% and 4%, respectively. They are levied cumulatively on gross revenue billed, which is defined as the total revenues earned by the legal entity, net of certain expenses, such as funding costs.

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

Transaction(1)	Maximum Legal Rate	Current Rate
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

Transaction(1)	Maximum Legal Rate	Current Rate
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
0% for exchange transactions for the inflow and outflow of funds invested by foreign investors, including by means of simultaneous foreign exchange transactions, in certificates of deposit of securities, known as Brazilian Depositary Receipts (“BDRs”).
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

Income Tax Levied on Capital Gains

Law 13,259, of March 16, 2016 or “Law 13,259/16” introduced the application of progressive tax rates for income taxation over capital gains recognized by Brazilian individuals and by holders that are not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holders”) on the disposition of assets in general. Under Law 13,259/16, the income tax rates applicable to capital gains realized by these investors would be: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million.

The provisions of Law 13,259/16 may apply to Non Resident Holders pursuant to CMN Resolution 4,373, provided such Non Resident Holders are not located in a Tax Haven. However, Non Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution 4373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and will continue to be taxed at a rate of 25%.

Most transactions carried out by Non Resident Holders pursuant to CMN Resolution 4,373 and that result in capital gains are subject to taxation at a fixed 15% rate, provided they are not located in a Tax Haven.

The tax must be withheld and paid by the buyer or, in cases where the buyer and seller are domiciled abroad, a legal representative of buyer shall be designated for the payment of the tax.

Temporary IOF/Credit Tax Relief

Decree 10,305/20, published in April 2020, along with further amendments, reduced the rate of IOF tax applicable to credit transactions to zero between April 3 and November 27, 2020.

Credit transactions in which funds were redeemed by the customer between the aforementioned dates are not subject to IOF tax. Subsequent renegotiations on credit transactions covered by Decree 10,305/20 that do not include the provision of additional funds are also not subject to IOF tax. Any additional funds are subject to IOF.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this annual report:

(a)       Santander UK holds five blocked accounts for three customers, with the first customer holding one GBP savings account and one GBP current account, the second customer holding one GBP savings account, and the third customer holding two GBP current accounts. All three customers, who are resident in the UK, are currently designated by the U.S. under the SDGT sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2019 were negligible relative to the overall profits of Banco Santander S.A.

(b)       Santander UK holds two frozen current accounts for two UK nationals who are designated by the U.S. under the SDGT sanctions program. The accounts held by one customer were fully inaccessible at the time of the US designation and were blocked at the time of the account going into a debit balance. The accounts held by the second customer were blocked immediately following the US designation and have remained frozen throughout 2020. These accounts are frozen in order to comply with Articles 2, 3 and 7 of Council Regulation (EC) No 881/2002 imposing certain specific restrictive measures directed against certain persons and entities associated with the Al-Qaeda network, by virtue of Commission Implementing Regulation (EU) 2015/1815. The accounts are in arrears (£1,844.73 in debit combined) and are currently being managed by Santander UK Collections & Recoveries department. No revenues or profits were generated by Santander UK on these accounts in the year ended December 31, 2020.

(c)       Santander Consumer Bank, S.A. holds seven blocked correspondent accounts for Bank Melli. Three USD accounts and four EUR accounts. The accounts have been blocked since 2008. Bank Melli is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended 31 December 2020.

(d) The Santander Group also has certain legacy performance guarantees for the benefit of Bank Mellat (standby letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2020, which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit-taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Regulatory Developments Related to COVID-19

The following section summarizes the measures implemented by the CMN and the Brazilian Central Bank to mitigate the consequences of the COVID-19 pandemic on the Brazilian financial system.

Temporary Suspension of Dividend Distributions and Other Payments

On May 29, 2020 the CMN enacted Resolution No. 4,820 in response to the COVID-19 pandemic. Resolution No. 4,820 prohibits financial institutions, such as us, to: (i) offset their capital, including by means of early payment, in excess of amounts equivalent to the minimum mandatory dividend required by the Brazilian Corporate Law, including as interest on capital (ii) repurchase their own shares, subject to certain exceptions as authorized by the Brazilian Central Bank; (iii) reduce their capital stock, except if such reduction is  required by law or approved by the Brazilian Central Bank; and (iv) increase the compensation of their officers, directors and members of the board of directors and audit committee, including fixed and variable compensation. CMN Resolution No. 4,280 repealed CMN Resolution No. 4,797.

On December 23, 2020, the CMN enacted Resolution 4,885, which made the payment of dividends or interest on capital more flexible. As a result, financial institutions were not allowed to pay in excess of the greater of (x) the amount corresponding to 30% of the adjusted net profit in accordance with item I of article 202 of the Brazilian Corporate Law; and (y) the amount equivalent to the mandatory dividends as set forth in article 202 of the Brazilian Corporate Law. This is the only restriction still in force as a result of Resolution 4,820/20.

As a result, we only distributed R$3,837 million as dividends and interest on equity in 2020 compared to R$10,800 million in 2019.

Reduction of Capital Conservation Buffer

On March 16, 2020, the CMN enacted Resolution No. 4,783, which temporarily reduces the Capital Conservation Buffer (where all rates relate to the total amount of risk weighted assets) required from financial institutions, from 2.5% to 1.25%. The rate of 1.25% will remain in effect through March 31, 2021. From April 1, 2021 through April 1, 2022 the Capital Conservation Buffer requirement will gradually be restored to 2.5%. The measure aims to increase the ability of banks to renegotiate credit transactions and maintain engagement in new transactions, considering the current scenario of increased demand for financial services.

Repos on Sovereign Bonds Denominated in U.S. Dollars

On March 18, 2020, the Brazilian Central Bank issued Circular No. 3,990, which allowed the repurchase transactions of U.S. Dollar denominated federal bonds between the Brazilian Central Bank and Brazilian financial institutions. The Brazilian Central Bank can purchase such bonds with a discount of 10% in comparison to market prices and the financial institution assumes the obligation to purchase the bonds in a future date. The rules also set out a margin transfer during the term of the transaction whenever the exposure is equal or greater than US$500,000. The purpose of this measure is to provide liquidity to the Brazilian sovereign bonds market, by offering liquidity in U.S. Dollars to Brazilian banks and reducing trading volatility of such bonds.

Changes to Provision Requirements

On March 16, 2020 CMN enacted Resolution No. 4,782/20, which was amended by Resolution No. 4.856/20, exempting financial institutions from considering certain restructuring of contracts as an indicative that a counterparty may default. Therefore, the measure allows loans to be granted to solvent companies without requiring additional provisions through September 30, 2020.

New Time Deposits with Special Collateral

CMN Resolution No. 4,799/20 has regulated funding through new Time Deposits with Special Collateral (Novo Depósito a Prazo com Garantias Especiais or “DPGEs”), which are deposits taken by financial institutions and guaranteed by the Credit Guarantee Fund (Fundo Garantidor de Crédito or “FGC”). The resolution increased the cap from R$20 million to R$40 million, and is intended to strengthen the liquidity strength of smaller financial institutions.

Central Bank Loans Backed by Debentures and Financial Bills Held by Financial Institutions

On March 23, 2020, the CMN enacted Resolution No. 4,786, which authorized the Brazilian Central Bank to grant loans to multiservice banks, commercial banks, investment banks and saving banks, backed by debentures (corporate debt instruments) held by such institutions and acquired in the secondary market, provided that certain provisions set forth in the ruling are complied with. It is worth mentioning the ruling sets forth that said loans will also be secured by mandatory deposits in Bank Reserve Accounts, in amount equivalent to, at least, the total amount of the transactions, as well as by the debenture collateral.

This is considered a Temporary Special Liquidity Credit Facility, and is another measure to offer financial institutions more liquidity in their transactions. The loans established in Resolution No. 4,786/20 will be available to financial institutions until April 30, 2020 and may be engaged for a 125 business day term, which may be extended, at the Brazilian Central Bank’s discretion, for more 125 business days, provided the maximum term of 359 calendar days.

On April 2, 2020, the CMN enacted Resolution No. 4,795, which authorizes the Brazilian Central Bank to grant loans to financial institutions under specific conditions, by means of a Temporary Special Liquidity Credit Facility, upon direct acquisition, in the primary market, of Financial Bills secured by financial assets or securities. The loan will be available in tranches, and could reach 100% of the Reference Assets of such financial institutions. The facility will be available to financial institutions through December 31, 2020 and the Financial Bills issued thereunder will have a term between 30 and 359 calendar days. The first tranche was approved on May 12, 2020, in a total amount of R$17.5 billion.

Flexibilization of Funding Requirements Through Agribusiness Credit Notes (Letras de Crédito do Agronegócio or “LCAs”)

On March 23, 2020, the CMN issued Resolution No. 4,787, which adjusted the assessment base of the mandatory reserve requirements of funds raised through LCAs, which are credit notes issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain, with the purpose of increasing their liquidity. As a result, the rules for applying funds originated from agribusiness activities were relaxed. The Brazilian Central Bank expects an increase in credit extension directed to agribusiness of R$6.3 billion as a result of the measure.

Employment Support Program providing emergency payroll financing for small and medium-sized businesses

The CMN enacted Resolution No. 4,846 on August 24, 2020, which regulates the granting of loans under the Emergency Employment Support Program (Programa Emergencial de Suporte a Empregos or “PESE”), established through Provisional Measure No. 944/2020. PESE sets forth the offering of an emergency credit line of R$40 billion to finance, for two months, the payroll of small and medium-sized companies that adhere to the program, with the purpose of preserving jobs. Regarding the funding of said credit line, 85% will derive from the National Treasury and the remaining 15% from participating financial institutions, including Santander Brasil. The adhering small and medium-sized businesses will not be able to dismiss workers during the period that the loan is taken out and up to the 60th day after the business receives its last installment. The maximum amount financed per worker will be up to two minimum wages. The funding will go directly to the worker’s account, as is done today through payrolls operated by financial institutions. PESE came into effect on April 6, 2020. CMN Resolution No. 4,846 repealed CMN Resolution No. 4,800.

FX overhedge of equity interests abroad

On March 18, 2020, the CMN enacted Resolution No. 4,784, which amended CMN Resolution No. 4,192, of March 1, 2013. The rule sets forth that the tax credits arising from losses on excess FX position aimed at hedging of investments held abroad by financial institutions will not be deducted from their regulatory capital (patrimônio de referência). The measure aims at providing further capital relief and hence additional comfort for financial institutions to maintain and extend credit.

Higher ceiling for repurchase of financial bills (letras financeiras) by financial institutions

Pursuant to CMN Resolution No. 4,788, issued on March 23, 2020, financial institutions classified as Segment 1 for the proportional application of the prudential regulation, as is our case, may, from March 23 to April 30, 2020, repurchase up to 20% of financial bills of their own issuance, a substantial increase from the previous ceiling of 5%.

Brazilian Central Bank authorized to buy and sell government bonds and private financial assets and securities in the secondary market

Constitutional Amendment No. 106, enacted on May 7, 2020, sets forth emergency economic and budget measures for the Brazilian government during the COVID-19 pandemic. Among them, the Amendment authorizes the Brazilian Central Bank, for the duration of the pandemic, to buy and sell (i) government bonds in local and foreign secondary markets; and (ii) other assets, in domestic secondary financial, capital and payments markets, provided that, at the time of purchase, they have a credit risk rating in the local market equivalent to BB- or higher, conferred by at least one of the three largest international rating agencies, as well as a reference price published by a financial market entity accredited by the Brazilian Central Bank.

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

The selected statistical information set forth below includes information as of and for the years ended December 31, 2020, 2019, and 2018 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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

	For the Year Ended December 31,
	2020			2019			2018
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest
Income
Cash and balances with the Brazilian Central Bank	54,531	1,552	2.8%	48,670	3,828	7.9%	81,018	5,096	6.3%
Loans and amounts due from credit institutions	104,759	1,519	1.4%	101,981	3,844	3.8%	56,093	2,978	5.3%
Loans and advances to customers	384,389	44,102	11.5%	323,180	50,406	15.6%	304,633	46,471	15.3%
Debt instruments	203,578	13,556	6.7%	178,811	13,528	7.6%	164,111	13,629	8.3%
Other interest – earning assets	-	2,044	-	-	1,235	-	-	2,304	-
Total interest – earning assets	747,257	62,773	8.4%	652,642	72,841	11.2%	605,855	70,478	11.6%
Equity instruments	1,730	34	2.0%	1,464	19	1.3%	1,213	33	2.7%
Investments in associates	1,098	-	-	1,060	-	-	963	-	-
Total earning assets	750,085	62,807	8.4%	655,166	72,860	11.1%	608,031	70,511	11.6%
Cash and balances with the Brazilian Central Bank	4,800	-	-	4,538	-	-	4,351	-	-
Loans and amounts due from credit institutions	6,668	-	-	2,258	-	-	1,676	-	-
Impairment losses	(23,936)	-	-	(22,528)	-	-	(21,056)	-	-
Other assets	76,642	-	-	56,912	-	-	56,276	-	-
Tangible assets	9,587	-	-	9,091	-	-	6,414	-	-
Intangible assets	30,769	-	-	30,070	-	-	29,839	-	-
Total average assets	854,615	62,807	7.3%	735,507	72,860	9.9%	685,531	70,511	10.3%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	111,684	4,327	3.9%	100,473	4,866	4.8%	95,217	5,367	5.6%
Customer deposits	380,058	7,498	2.0%	303,741	14,966	4.9%	285,694	13,577	4.8%
Marketable debt securities	68,585	2,514	3.7%	76,194	5,138	6.7%	71,525	4,607	6.4%
Subordinated debts	13,102	863	6.6%	10,779	660	6.1%	10,952	630	5.8%
Other interest-bearing liabilities	-	3,125	-	-	2,890	-	-	4,376	-
Total interest-bearing liabilities	573,429	18,327	3.2%	491,187	28,520	5.8%	463,388	28,557	6.2%
Noninterest bearing demand deposits	28,581	-	-	14,612	-	-	11,127	-	-
Other liabilities	150,759	-	-	133,255	-	-	121,198	-	-
Non-controlling interests	315	-	-	617	-	-	555	-	-
Stockholders’ Equity	101,531	-	-	95,836	-	-	89,263	-	-
Total average liabilities and equity	854,615	18,327	2.1%	735,507	28,520	3.9%	685,531	28,557	4.2%

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2020, compared to the year ended December 31, 2019, and for the year ended December 31, 2019 compared to the year ended December 31, 2018. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Years Ended 2020/2019			For the Years Ended 2019/2018
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	414	(2,690)	(2,276)	(2,348)	1,080	(1,268)
Loans and amounts due from credit institutions	102	(2,427)	(2,325)	1,915	(1,049)	866
Loans and advances to customers	8,493	(14,797)	(6,304)	2,876	1,059	3,935
Debt instruments	1,753	(1,725)	28	1,166	(1,267)	(101)
Other interest-earning assets	809	-	809	(1,069)	-	(1,069)
Total interest-earning assets	11,571	(21,639)	(10,068)	2,540	(177)	2,363
Equity Instruments	4	11	15	6	(20)	(14)
Total earning assets	11,575	(21,628)	(10,053)	2,546	(197)	2,349
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	504	(1,043)	(539)	285	(786)	(501)
Customer deposits	3,095	(10,563)	(7,468)	878	511	1,389
Marketable debt securities	(471)	(2,153)	(2,624)	309	222	531
Subordinated liabilities	150	53	203	(10)	40	30
Other interest-bearing liabilities	235	-	235	(1,486)	-	1,486
Total interest-bearing liabilities	3,513	(13,706)	(10,193)	(24)	(13)	(37)

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2020	2019	2018
	(in millions of R$, except percentages)
Average earning assets	747,257	652,642	605,855
Interest and dividends on equity securities(1)	62,807	72,860	70,511
Net interest income	44,480	44,340	41,954
Gross yield(2) (*)	8.4%	11.2%	11.6%
Net yield(3) (*)	6.0%	6.8%	6.9%
Yield spread(4) (*)	5.2%	5.3%	5.4%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.

(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).

(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”

(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets.”

(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018
ROA: Return on average total assets	1.6%	2.3%	1.9%
ROE: Return on average stockholders’ equity	13.3%	17.4%	14.3%
ROE (adjusted) (1)	18.5%	24.6%	21.0%
Average stockholders’ equity as a percentage of average total assets	11.9%	13.0%	13.0%
Payout (2)	24.6%	65.8%	52.5%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “GetNet” and Super Pagamentos e Administração de Meios Eletrônicos Ltda., or “Super”, both in 2014 and Banco Olé Bonsucesso Consignado S.A. in 2015,60%, and the remaining 40% in 2020. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”

(2)	Dividend payout ratio (dividends declared per preferred share divided by net income per preferred share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2020	2019	2018
Cash and balances with the Brazilian Central Bank	7.3%	7.5%	13.4%
Loans and amounts due from credit institutions	14.1%	15.6%	9.3%
Loans and advances to customers	51.4%	49.5%	50.3%
Debt instruments	27.2%	27.4%	27.0%
Total interest-earning assets	100%	100%	100%

Loans and Amounts Due from Credit Institutions

For further information about Loans and Amounts Due from Credit Institutions, see note “5 – Loans and amounts due from credit institutions” to our audited consolidated financial statements included elsewhere in this annual report.

Investment Securities

As of December 31, 2020 and 2019, the book value of investment securities was R$232 billion and R$176 billion, respectively (representing 24.7% and 23.0%, respectively, of our total assets as of such dates). Brazilian government securities totaled R$192 billion, or 82.8% and R$136 billion, or 77.3% of our investment securities as of December 31, 2020 and 2019, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2020	2019	2018
	(in millions of R$)
Debt securities
Government securities—Brazil	191,896	135,848	116,531
Debentures and promissory notes	17,072	13,875	10,556
Other debt securities	21,134	23,609	48,346
Total domestic/debt securities	230,102	173,332	175,433

Equity securities
Shares of Brazilian companies	1,953	665	783
Shares of foreign companies	-	-	2
Investment fund units and shares	363	1,693	320
Total equity securities	2,316	2,358	1,106
Total investment securities	232,418	175,690	176,539

As of December 31, 2020 and 2019, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceeded 1% of our stockholders’ equity, other than the Brazilian government securities, which represented 180.5% and 140.5%, respectively of our stockholders’ equity. As of December 31, 2020 and 2019, the total value of our debt securities was approximately 217.4% and 181.8%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowance) as of December 31, 2020. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in R$ millions)
Debt securities
Government securities—Brazil	46,475	135,212	44,041	-	225,728
Other debt securities	1,015	437	2,922	-	4,374
Total debt investment securities	47,490	135,649	46,963	-	230,102

The average rate for debt investment securities is 6.7%.

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, as of the dates indicated.

	As of December 31,
	2020		2019		2018
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank (1)	4,531	15,617	4,878	15,250	16,651	15,065
Debt instruments	226,787	3,315	164,447	8,885	166,743	8,690
Loans and amounts due from credit institutions, gross (1)	109,339	3,520	107,694	1,553	79,166	454
Loans and advances to customers, gross	396,950	20,822	326,421	20,835	304,031	17,902
Equity Instruments	1,675	-	2,358	-	1,106	-
Total assets	739,283	43,275	605,798	46,523	567,697	42,111
Liabilities
Financial Liabilities at Amortized cost:
Deposits from the Brazilian Central Bank and Deposits from credit institutions	86,564	45,093	58,283	40,988	74,160	24,863
Customer deposits	445,900	-	336,515	-	304,198	-
Marketable debt securities	47,476	9,399	64,987	8,715	70,109	4,517
Subordinated debts	-	-	-	-	9,886	-
Debt instruments eligible to compose capital	-	13,120	-	10,176	-	9,780
Other financial liabilities	66,727	153	60,885	-	51,729	-
Total liabilities	646,667	67,766	520,670	59,879	510,082	39,160

(1) In the fiscal year ended December 31, 2018, the balances related to compulsory deposits were reclassified from cash and reserves at the Brazilian Central Bank to the item Loans and other amounts with credit institutions for better presentation and, consequently, the respective comparative balances also have been reclassified.

Loan Portfolio

As of December 31, 2020, our loans and advances to customers totaled R$418 billion (54.8% of our total assets). Net impairment losses, loans and advances to customers totaled R$418 billion as of December 31, 2020 (48.0% of our total assets). In addition to loans, we had outstanding loan commitments drawable by third parties totaling R$131.9 billion, R$125.9 billion, R$122.7 billion, R$106.9 billion and R$91.2 billion as of December 31, 2020, 2019, 2018, 2017 and 2016, respectively.

Types of Loans by Type of Customer

The majority of the loans we have outstanding are to borrowers domiciled in Brazil and are denominated in reais. The table below breaks down our loans and advances to customers (including securities purchased under agreements to resell), by type of customer, at each of the dates indicated. For each loan category, we maintain specific risk management policies that are in line with the standards of the Santander Group, which in turn, are managed and monitored by our board of officers through the credit committee. The credit approval process for each loan category is structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures about Risk—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

We have a diversified loan portfolio, with no specific concentration exceeding 10% of our total loans. Currently, 1.3% of our loan portfolio is allocated to our largest debtor and 6.5% to the next 10 largest debtors.

For further information about the breakdown of our Loans and Maturity see sections “a - Breakdown” and “b – Detail” of note “9 – Loans and advances to customers” to our audited consolidated financial statements included in this annual report.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by maturity as of December 31, 2020.

	Fixed and variable rate loans with maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of R$, except percentages)
Fixed rate	162,684	74	113,662	77	16,538	32	292,884	70
Variable rate	56,378	26	33,352	23	35,208	68	124,938	30
Total	219,063	100	147,014	100	51,745	100	417,822	100

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

	As of December 31,
	2020		2019		2018
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Spain	437	0.1	1,984	0.3	1,217	0.2
United States	12,674	1.8	3,721	0.5	3,304	0.5
Netherlands	80	0.0	1,531	0.2	3,853	0.6
United Kingdom(3)	29	0.0	1,003	0.1	6,508	1.0
Other OECD countries(2)	3,534	0.5	16,264	2.4	1,072	0.1
Total OECD	16,754	2.4	24,503	3.6	15,954	2.5
Non-OECD countries
Latin American countries(2)	1,204	0.2	1,382	0.2	314	-
Cayman Islands	2,917	0.4	3,528	0.5	(8,304)	(1.3)
Other(2)	1,189	0.2	2,397	0.3	100	-
Total non-OECD	5,310	0.8	7,307	1.1	(7,890)	(1.3)
Total	22,064	3.2	31,810	4.6	8,064	1.2

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 1.5% of our total assets.

The following table presents the amounts of our cross-border outstandings as of December 31, 2020, 2019 and 2018 by type of borrower where outstandings in the borrower’s country exceeded 1.2% of our total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2018
United States	-	3,569	23	130	3,722
Netherlands	-	-	1,531	-	1,531
Austria	-	-	197	(4)	193
United Kingdom	-	1	38	964	1,003
Cayman Islands	3,541	1,987	3,685	(5,685)	3,528
Total	3,541	5,557	5,474	(4,595)	9,977
2019
United States	-	8,710	55	316	9,081
Netherlands	-	-	2,355	-	2,355
Austria	-	-	127	(2)	125
United Kingdom	-	-	7	151	158
Cayman Islands	469	263	488	(752)	468
Total	469	8,973	3,030	(287)	12,187
2020
United States	-	12,653	9	12	12,674
Netherlands	-	-	80	-	80
Austria	-	-	-	444	444
United Kingdom	-	28	-	1	29
Cayman Islands	-	1,341	(1)	1,577	2,917
Total	-	14,022	88	2,034	16,144

Non-current assets held for sale

For further information, see note “10 - Non-current assets held for sale” to our audited consolidated financial statements included elsewhere in this annual report.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

For further information, see note “16 – Deposits from the Brazilian Central Bank and Deposits from Credit Institutions” and “17 – Client deposits” in “Financial Statements” to our audited consolidated financial statements included elsewhere in this annual report.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U.S.$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2020
	Domestic	International
	(in millions of R$)
Under 3 months	344,923	-
3 to 6 months	63,380	-
6 to 12 months	63,390	-
Over 12 months	105,788	-
Total	577,470	-

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2020		2019		2018
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
As of December 31	112,477	1.90%	123,941	5.00%	99,379	7.34%
Average during the period (1)	112,096	2.71%	100,473	4.84%	102,051	9.67%
Maximum month-end balance	155,174		123,941		113,691
Total short-term borrowings at year end	112,477		123,941		99,379

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further information regarding these changes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2020, 2019 and 2018—Results of Operations—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2020	2019	2018	2017	2016
	(in millions of R$)
Balance at beginning of year	22,625	22,969	18,262	18,191	15,412
Initial adoption of IFRS 9	-	-	2,461	-	-
Balance adjusted	22,625	22,969	20,723	18,191	15,412
Impairment losses charged to income for the year	18,311	14,361	13,540	13,493	14,383
Write-off of impaired balances against recorded impairment allowance	(15,297)	(14,705)	(11,294)	(13,422)	(11,605)
Balance at end of year	25,640	22,625	22,969	18,262	18,191
Of which:
Loans and advances to customers	24,054	20,557	20,242	15,409	16,435
Loans and amounts due from credit institutions	9	14	14	69	201
Debt Instruments	1,577	2,055	2,714	2,784	1,555
Recoveries of loans previously written off(1)	861	991	827	1,154	994
(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018	2017	2016
	(in millions of R$)
Recoveries of loans previously charged off(1)	861	991	827	1,154	994
Commercial and industrial	422	520	345	413	563
Real estate – construction	56	47	103	210	103
Installment loans to individuals	370	417	370	521	314
Lease finance	13	8	9	10	14
Impairment losses charged to income for the year(1)	18,311	14,361	13,540	13,492	14,383
Commercial and industrial	6,919	2,377	3,620	5,499	6,523
Real estate – construction	81	95	193	471	369
Installment loans to individuals	11,309	11,866	9,708	7,461	7,617
Lease finance	3	23	19	61	(125)
Write-off of impaired balances against recorded impairment allowance	(15,297)	(14,705)	(11,294)	(13,422)	(11,605)
Commercial and industrial	(4,617)	(5,713)	(3,981)	(5,716)	(4,553)
Real estate – construction	(232)	(108)	(191)	(342)	(190)
Installment loans to individuals	(10,433)	(8,834)	(7,100)	(7,312)	(6,811)
Lease finance	(15)	(49)	(22)	(52)	(51)
(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2020	% of Total Loans	2019	% of Total Loans	2018	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	9,757	38	7,455	33	10,792	47
Real estate	194	1	345	2	358	2
Installment loans to individuals	15,676	61	14,800	65	11,768	51
Lease financing	14	0	26	0	51	0
Total	25,640	100	22,625	100	22,969	100

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of
	December 31,
	2020	2019	2018
	(in millions of R$)
Internal Risk Rating
Low	347,315	257,133	240,440
Medium-low	24,277	56,549	50,486
Medium	26,232	11,755	11,967
Medium-high	3,896	8,512	7,722
High	16,101	13,307	11,318
Loans and advances to customers, gross	417,819	347,257	321,933

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2020 amounted to R$20 billion, compared to R$15 billion for the same period in 2019, an increase of R$5,008 million or 32.8%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The renegotiation portfolio was covered by allowances for impairment losses of 44.0% as of December 31, 2020 and 48.5% as of December 31, 2019. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	2020	2019	2018
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	5,862	5,141	5,949
Installment loans to individuals	14,623	10,102	7,492
Financial leasing	5	239	75
Total	20,490	15,482	13,516
Allowances for impairment losses	9,019	7,501	7,279
Coverage ratio	44.0%	48.5%	53.8%

Balances are deemed to be impaired when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

As established in our internal renegotiation policy, in order for renegotiated products to be classified as performing, we must, receive an amount equivalent to at least 10% of the total amount outstanding in the six months which follow the renegotiation date (note that these transactions will remain classified as renegotiated operations even after receiving such payments). Renegotiated loans that are more than 60 days overdue are also accounted for as impaired.

We increased our efforts regarding the collection of loans that are less than 60 days past due and also in relation to written off loans. We are also continuing with our strategy of granting loans to persons with low risk profile and higher levels of collaterals and guarantees.

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2020	2019	2018	2017	2016
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	23,176	23,426	22,426	19,145	18,887
Impaired assets as a percentage of total loans	5.5%	6.7%	7.0%	6.7%	7.0%
Net loan charge-offs as a percentage of total loans	3.7%	4.3%	3.5%	4.7%	4.3%
Net loan charge-offs as a percentage of average total loans	3.8%	5.3%	3.8%	4.8%	4.5%
(1)	Includes as of December 31, 2020, R$2,028 million of doubtful loans (R$2,788 million in 2019, R$3,754 million in 2018, R$5,439 million in 2017 and R$5,576 million in 2016) that were not past-due.

Evolution of Impaired Assets

Our impaired assets decreased by 1.1%, or R$250 million, to R$23,176 million as of December 31, 2020, compared to R$23,426 million as of December 31, 2019. Provisions for impairment losses, including total recoveries of loans previously charged off, increased 13.3%, or R$3,015 million, to R$ 25,640 million as of December 31, 2020, compared to R$ 22,625 million as of December 31, 2019. Offsetting these effects were recoveries of R$861 million on loans previously written off as of December 31, 2020 and R$ 991 million as of December 31, 2019.

We believe the provisions made were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2020.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2020	2019	2018	2017	2016
	(in millions of R$)
Balance at beginning of year	23,426	22,426	19,145	18,887	18,599
Initial Adoption of IFRS9 (1)	-	-	703	-	-
Adjusted Balance	23,426	22,426	19,848	18,887	18,599
Net additions	14,672	16,001	13,872	13,679	11,893
Write-offs	(14,922)	(15,001)	(11,294)	(13,422)	(11,605)
Balance at end of year	23,176	23,426	22,426	19,145	18,887
(1)	Further information, see Financial Statements notes 1 and 9.

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2020, the debt restructuring options were improved to maintain consistent levels of “net additions” and “write-offs”.

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers at the dates indicated:

	As of December 31,
	2020	2019
	(in millions of R$)
Commercial and industrial	10,558	10,073
Real estate	456	827
Installment loans to individuals	12,144	12,497
Financial leasing	17	29
Total	23,176	23,426

Commercial and Industrial

Impaired assets in our commercial and industrial loans portfolio amounted to R$10,558 million as of December 31, 2020, an increase of R$485 million, or 4.8%, compared to R$10,073 million as of December 31, 2019. This increase was mainly due to the collective assessment of R$1,660 million performed by Santander Brasil which was based on forecasts of senstivity to macroeconomic conditions which indicate staged transfers following a deterioration of the portfolio.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$456 million on December 31, 2020, a decrease of R$371 million, or 44.8%, compared to R$827 million as of December 31, 2019. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$12,144 million as of December 31, 2020, with a decrease of R$353 million, or 2.8%, compared to 2019. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts, especially during the COVID-19 pandemic, or asset disposals.

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$17 million on December 31, 2020, a decrease of R$12 million compared to December 31, 2019. This decrease in impaired assets was mainly due to asset write-offs in an amount of R$15.6 million in 2020.

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

Loans Past Due for Less Than 90 Days but Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2020	% of total	2019	% of total
	(in millions of R$, except percentages)
Commercial and industrial	5,132	25.8	3,517	15.4
Mortgage loans	3,085	15.5	5,782	25.3
Installment loans to individuals	11,661	58.6	13,489	59.1
Lease financing	13	0.1	24	0.1
Total (*)	19,891	100.0	22,812	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our credit risk exposure portfolio increased by R$74.5 billion to R$466.1 billion as of December 31, 2020, compared to R$391.6 billion as of December 31, 2019. Our impaired assets decreased by approximately R$0.2 billion in the same period, from R$23.4 billion to R$23.2 billion. The default rate decreased by 10 basis points in 2020 in comparison to 2019, primarily due to the recurrent growth of the credit portfolio and the measures that Santander Brasil put in place to manage impaired assets, including collection practices.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2020	2019	2018	2017	2016
	(in millions of R$ except percentages)
Loans and advances to customers, gross	417,822	347,257	321,933	287,829	268,438
Impaired assets	23,176	23,426	22,426	19,145	18,887
Provisions for impairment losses	25,640	22,626	22,969	18,262	18,191
Credit risk exposure Non-GAAP – customers (1)	466,104	391,569	364,194	330,474	301,703
Ratios
Impaired assets to credit risk exposure	5.0%	6.0%	6.2%	5.8%	6.3%
Coverage ratio (2)	110.6%	96.6%	102.4%	95.4%	96.3%
Impairment losses	(17,451)	(13,370)	(12,713)	(12,339)	(13,388)
Losses on other financial instruments not measured at fair value (3)	-	-	-	-	88
Impairment losses on financial assets (net) (4)	(17,451)	(13,370)	(12,713)	(12,339)	(13,300)
(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$417,822 million as of December 31, 20 and guarantees and documentary credits amounting to R$48,282 million as of December 31, 2020. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to the registration of losses of a permanent character in the realization value of bonds and securities classified as “securities available for sale” currently accounted for in “earnings on financial assets (net).”

(4)	As of December 31, 2020 impairment losses on financial assets (net) included R$1,577 million relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2016 through 2020:

-

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V., or “Sterrebeeck”, and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of December 31, 2020, Santander Spain held, directly and indirectly, 89.5% of our voting stock.

As of December 31, 2020, Santander Spain was the largest bank in the euro zone by market capitalization, with a market capitalization of approximately €44,011 million. As of December 31, 2020, Santander Spain’s attributable profit totaled €-8,771 million, 234.6% lower than the previous year, and the total shareholder remuneration on account of the earnings for the 2020 financial year is €-0.538 per share. The Santander Group operates principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products. In Latin America, the Santander Group has majority shareholdings in financial institutions in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay. As of December 31, 2020, Santander Brasil contributed €2,113 million of the profit attributable to the Santander Group.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS:

	Activity	Country of Incorporation	Ownership Interest

Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Banco Bandepe S.A.	Bank	Brazil	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	99.99%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos S.A.)	Credit Recovery Services	Brazil	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	100.00%

Santander Corretora de Seguros, Investimentos e Serviços S.A.	Holding	Brazil	100.00%
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Payment Institution	Brazil	88.50%
SANB Promotora de Vendas e Cobrança Ltda.	Other Activities	Brazil	100.00%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%
Santander Holding Imobiliária S.A. (current name of Webcasas S.A.)	Holding	Brazil	100.00%
Santander Brasil Tecnologia S.A.	Technology	Brazil	100.00%
Rojo Entretenimento S.A.	Other Activities	Brazil	94.60%
Santander Tecnologia e Inovação Ltda.	Other Activities	Brazil	100.00%
BEN Benefícios e Serviços S.A.	Other Activities	Brazil	100.00%
Toque Fale Serviços de Telemarketing Ltda.	Other Activities	Brazil	100.00%
Esfera Fidelidade S.A.	Other Activities	Brazil	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos S.A.)
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	Credit Recovery Services	Brazil	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.)	Asset Management	Brazil	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Savings and annuities	Brazil	100.00%
Evidence Previdência S.A.	Social Securities	Brazil	100.00%
Controlled by Getnet Adquirência e Serviços para Meios de Pagamento S.A.
Auttar HUT Processamento de Dados Ltda.	Other Activities	Brazil	100.00%
Controlled by Aymoré Crédito, Financiamento e Investimento S.A.
Banco PSA Finance Brasil S.A. (6)	Bank	Brazil	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.)	Bank	Brazil	50.00%
Controlled by Santander Leasing S.A. Arrendamento Mercantil
Pi Distribuidora de Títulos e Valores Mobiliários S.A. (current name of Santander Finance Arrendamento Mercantil)	Leasing	Brazil	100.00%
Consolidated Investment Funds
Santander FIC FI Contract I Referenciado DI	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	(a)

Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Financial Curto Prazo	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Capitalization Renda Fixa	Investment Fund	Brazil	(a)
Santander Paraty QIF PLC (1)	Investment Fund	Brazil	(a)
Santander FI Hedge Strategies Fund (1)	Investment Fund	Brazil	(a)
Prime 16 - Fundo de Investimento Imobiliário-FII	Real Estate Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	Brazil	(a)

(a)	Company to which we are exposed, or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 - Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.

(1)	Santander Brasil, through its subsidiaries, holds the risks and benefits of Santander Paraty QIF PLC and the sub-fund Santander FI Hedge Strategies Fund, both of which are based in Ireland and since August 2016 are fully consolidated into Santander Brasil’s financial statements. Santander Paraty QIF PLC does not hold any investments itself, acting instead through Santander FI Hedge Strategies Fund.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 405 properties for the activities of our banking network and rent 2,276 properties for the same purpose. Furthermore, in 2014, we transferred our operation to a new data center located in Campinas, which also is an owned property. For further information about the location of our branches, see “—B. Business Overview—Service Channels—Physical Distribution Network.” Our headquarters are located at Av. Presidente Juscelino Kubitschek, 2,041 and 2,235 Block A, Vila Olímpia, City of São Paulo, State of São Paulo, Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2020, 2019 and 2018, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Principal Factors Affecting Our Financial Condition and Results of Operations

Impact of COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Impact of COVID-19” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information—3D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.”

Brazilian Macroeconomic Environment

Overview

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil, which suffered a severe impact as a result of the COVID-19 pandemic, as set out under “—Impact of COVID-19” below. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	For the year ended December 31,
	2020	2019	2018
GDP growth (1)	(4.1%)	1.2%	1.1%
CDI rate (2)	2.1%	6.0%	6.4%
TJLP (3)	4.6%	5.6%	7.0%
SELIC rate (4)	2.0%	4.5%	6.5%
Selling exchange rate (at period end) R$ per U.S.$1.00	5.20	4.03	3.87
Decrease (increase) in real rate against the U.S. dollar	28.9%	4.0%	17.1%
Average exchange rate R$ per U.S.$1.00 (5)	5.16	3.94	3.65
Inflation (IGP-M) (6)	23.1%	7.3%	7.6%
Inflation (IPCA) (7)	4.5%	4.3%	3.8%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	GDP growth for 2020 is based on Santander Brasil’s internal estimates. For 2019 and 2018 the source is the IBGE’s revised series.

(2)	The overnight interbank deposit rate (Certificado de Depósito Interbancário), or “CDI” is the average daily interbank deposit rate in Brazil (at the end of each month and annually). This is the average rate for the given year.

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)	The benchmark interest rate payable to holders of some securities, such as treasury financial letters, issued by the Brazilian government and traded on the SELIC rate at the end of the applicable period.

(5)	Average of the selling exchange rate for the business days during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomic concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Brazilian Central Bank has been reducing interest rates since then, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.0% as of December 31, 2020. In 2020, in response to the negative fallout of the COVID-19 pandemic, the Brazilian Central Bank reduced the base interest rate to its historical low at 2.00% in August 2020 and it kept it at this level through to the date of this annual report.

The resolution of Brazil’s political and economic crisis depends on approving reforms that are expected to be promoted by the President of Brazil (elected in October 2018). In addition, as further detailed below under “—Impact of COVID-19,” the COVID-19 pandemic and ensuing economic crisis caused a steep decrease in Brazilian GDP in the first half of 2020 before a gradual recovery from the third quarter of 2020 onwards. This will place additional demands for spending on the public sector going forward, which may adversely affect investor sentiment and lead Brazil’s economy to grow more slowly than it was expected to do prior to the COVID-19 pandemic. The economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy. As a result, our Brazil-focused credit portfolio may not grow or could decrease and our loan loss provisions could increase.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may adversely affect our business, financial conditions and results of operations. As previously mentioned, the economic fallout from COVID-19 increased the chance of a deterioration in the outlook for the Brazilian macroeconomic environment.

Impact of COVID-19

The Brazilian economy was severely affected by the COVID-19 pandemic and ensuring economic crisis in 2020. The social distancing measures adopted during the first months of the COVID-19 outbreak reduced consumption and resulted in a sharp decrease in gross domestic product in the first half of 2020. In order to mitigate the effects of the pandemic in the economy, the Brazilian government adopted monetary and fiscal measures. On the monetary front, the Brazilian Central Bank reduced the basic interest rates and announced measures to provide liquidity to the system. On the fiscal front, the Brazilian government provided a fiscal package that included financial aid for households, companies and regional governments, and expenditure on public healthcare. The economic measures along with the reopening of the economy in the third quarter of 2020 allowed the Brazilian economy to recover to an extent, although it remained 4% below the pre-crisis level. A negative consequence of the fiscal package was a sharp increase in the fiscal deficit and public debt. Moreover, the structural reform agenda was delayed, while the government has kept the commitment with the fiscal adjustment once the crisis is over. Finally, financial markets have reacted very negatively to the crisis. The Brazilian currency was negatively affected by a higher global risk aversion, drop in commodity prices and deterioration of the fiscal scenario.

Interest Rates

A decrease in the SELIC rate may have a positive impact on our operations by promoting volume growth, even though it may also create pressure on asset-side spreads, while liability spreads should remain stable or even improve.

The following table presents the low, high, average and period-end SELIC rate since 2016, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2016	13.75	14.25	14.15	13.75
2017	7.00	13.75	9.83	7.00
2018	6.50	7.00	6.75	6.50
2019	4.50	6.50	6.13	4.50
2020	2.00	4.50	2.81	2.00
2021 (through February 24, 2021)	2.00	2.00	2.00	2.00

(1)	Highest month-end rate.

(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2020, a 100 basis point increase in the yield curve would have resulted in R$432 million decline in the net interest income over a one-year period.

Credit Volume and Quality in Brazil

In 2015, outstanding credit grew 7.0%, while the ratio of nonperforming loans to individuals stood at 4.2% and the household debt burden amounted to 20.4% of household income. In 2016, outstanding credit contracted 3.5% in nominal terms, but delinquency fell slightly: the ratio of nonperforming loans to individuals reached 4.0% (as compared to 4.2% in 2015). Subsequently, in 2017, 2018 and 2019, the ratio of nonperforming loans to individuals reached 3.5%, 3.2% and 3.5%, respectively. After having fluctuated around the 19% level (19.1% in 2017, and 19.2% in 2018), the household debt burden reached 20.0% of household income in 2019. In 2020, outstanding credit increased 15.5% as a result of credit support programs put in place by the Brazilian government to mitigate the impact of the COVID-19 pandemic, which also helped to keep the ratio of nonperforming loans at 2.8%, while further increasing the household debt burden to 20.9% of household income.

	2020	2019	2018
	(in billions of R$)
Total Credit Outstanding (*)	3,261	3,471	3,261
Earmarked credit	1,500	1,465	1,500
Non-earmarked based credit	1,761	2,006	1,761
of which:
Corporate	814	905	814
Individuals (retail)	948	1,101	948

(*)	Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2020, we recorded foreign exchange expenses of R$24,697 million, foreign exchange expenses of R$2,789 million in 2019 and foreign exchange expenses of R$2,806 million in 2018. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. During 2016, the real appreciated 17% against the U.S. dollar as a result of improved macroeconomic conditions in Brazil. On December 31, 2016, the exchange rate was R$3.26 per U.S.$1.00. In 2017 the real remained relatively stable against the U.S. dollar, with a small depreciation of 1.5% to R$3.31 per U.S.$1.00 as of December 31, 2017. The real depreciated further against the U.S. dollar throughout 2018, with a depreciation of 17%. On December 31, 2018, the exchange rate was R$3.87 per U.S.$1.00. In 2019, the real continued to depreciate against the U.S. dollar and as of December 31, 2019, it was at R$4.03 per U.S.$1.00. In 2020, the real continued to depreciate, and as of December 31, 2020 it was at R$5.20 per U.S.$1.00. In 2021, and through to the date of this annual report, the real has continued to weaken against the U.S. dollar due to the COVID-19 pandemic. As of February 24, 2021, the exchange rate was R$5.42 per U.S.$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets, and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign-currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency balance of payments, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

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

Between 2012 and 2014, inflation ranged from 5.8% to 6.4%, i.e., it was close to the top of the fluctuation range in the Brazilian Central Bank’s inflation targeting range. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, the inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%. In 2017, inflation fell substantially as a result of the consistent efforts of the Brazilian Central Bank to reduce the inflation rate, ending the year at 2.95% (12-month accumulated rate). As a result, the Brazilian Central Bank was required to send a letter to the CMN explaining the reasons for not meeting the target in which the Brazilian Central Bank explained that it expected that the monetary easing undertaken in 2018 would make the actual inflation rate converge toward the target. In 2018 the inflation increased to 3.75%, thus reinforcing the efficiency of the monetary policy in Brazil. In 2019, as a result of temporary price shocks affecting edible items, inflation ended the year slightly above the targeted level, at 4.31%. In 2020, inflation increased to 4.5%. In 2021, and through to the date of this annual report, inflation has increased to 4.56% in year-on-year terms.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are significantly affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that in 2020, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$432 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, generally the consumer price index (Índice de Preços ao Consumidor – Amplo), or “IPCA,” and the general index of market prices (Índice Geral de Preços-Mercado), or “IGPM.” For example, considering the amounts in 2019, each additional percentage point change in inflation, would impact our personnel and other administrative expenses by approximately R$94 million and R$77 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2020	As of December 31, 2019	Form of Required Reserve	Yield
Demand deposits
Rural credit loans (1)	27.50%	30.00%	Loans	Cap rate: 6.0% p.a.
Microcredit loans (2)	2.00%	2.00%	Loans	Cap rate: 4.0% p.m.
Reserve requirements (3)	21.00%	21.00%	Cash	Zero
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding (4)	49.50%	47.00%

Savings accounts
Mortgage loans	65.00%	65%	Loans	Cap rate (SFH): TR + 12.0% p.a.
Reserve requirements (3)	20.00%	20.00%	Cash	TR + 70.0% of the target SELIC
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding (4)	15.00%	15.00%

Time deposits
Reserve requirements (3)	17.00%	31%	Cash	SELIC
In cash or other instruments	0.00%	0.00%	Cash or other instruments	n/a
In cash	0.00%	0.00%	Cash	n/a
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	83.00%	69.00%

(1)	Rural credits are credits granted to farmers in the amount of R$13.6 billion and R$12.9 billion on December 31, 2020 and December 31, 2019, respectively.

(2)	Microcredit is a credit granted to very small businesses, with an open position of R$1.3 billion and R$1.2 billion on December 31, 2020 and December 31, 2019, respectively.

(3)	Deductions can be applied on reserve requirements. The Brazilian Central Bank details the rules to apply any deduction in Circular Nos. 3,917, 3,975 and 4,001.

(4)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulation —Taxation.”

Hedging in Foreign Investments

We operate two foreign branches, one in the Cayman Islands, and another one in Luxemburg. We previously operated an independent wholly-owned subsidiary in Spain, named Santander Brasil Establecimiento Financiero de Credito, EFC, which we used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments are non-taxable or non-deductible. This tax treatment results in volatility of the income tax line item in our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses dependent on any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements as of and for the year ended December 31, 2020. Santander EFC was operational from 2012 until 2020, when we approved its liquidation. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Foreign Subsidiary.”

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2020, 2019 and 2018, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

	2020	2019	2018
	(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	4.3%	4.8%	5.1%
Discount rate(3)	12.4%	12.5%	13.6%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2)	The growth rate is calculated based on a real growth rate of 1% p.a. plus annual long-term inflation in 2020.

(3)	The discount rate is calculated based on the capital asset pricing model. The discount rate before tax is 19.56% in 2020, 17.78% in 2019 and 19.33% in 2018.

(*)	The recoverability test was performed during the second half of 2020. Goodwill is tested for impairment on an annual basis or whenever there is any indication of a potential impairment. At the end of each year, a qualitative assessment is carried out in order to check the existence of signs of impairment. For the years 2020, 2019 and 2018, no indication of impairment was identified.

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

Other Factors Affecting the Comparability of Our Results of Operations

Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, we approved the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A., a Spanish entity wholly-owned by us , which we used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. The capital invested abroad was repatriated to Brazil in November 2020. The deed of dissolution and liquidation of the entity was registered with the Mercantile Registry of Madrid and effective on December 15, 2020. These activities are now carried out by our Luxembourg branch.

Disposal of the equity interest held in Super Payments and Administration of Means of Electronic Media S.A.

On February 28, 2020, we sold our entire equity interest in Superdigital to Superdigital Holding Company, S.L. a company indirectly controlled by Santander Spain. For further information regarding this sale, see “See “Item 4. Information on the Company—4A. History and Development of the Company—Important Events.”

Put option of the remaining equity interest in Banco Olé Consignado S.A. against Aymoré Crédito, Financiamento e Investimento S.A.

On March 14, 2019, the minority shareholder of Banco Olé formalized its interest in exercising the put option right provided in the Investment Agreement executed with Aymoré CFI on July 30, 2014, to sell its 40% equity interest in Banco Olé to Aymoré CFI, a controlled entity of Santander Brasil. On January 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A. (a holding company whose single asset is the shares representing 40% of the corporate capital of Banco Olé) entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon the transfer of Bosan’s shares to Santander Brasil and payment of the total price of R$1,608.8 million to the sellers. As a result, Santander Brasil became, both directly and indirectly, the holder of all shares issued by Banco Olé.

Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA

On March 24, 2020, we acquired all of the outstanding share of Toque Fale Serviços de Telemarketing Ltda., or “Toque Fale,” held by our subsidiaries Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Auttar HUT Processamento de Dados LTDA for an amount of R$1.1 million, corresponding to the equity value of the quotas on February 29, 2020. As a result, we became the direct holders of 100% of Toque Fale’s share capital.

Acquisition of equity stake in Ipanema Empreendimentos e Participações S.A., currently named Return Capital Serviços de Recuperação de Créditos S.A. (“Return Credit Management”), and Gestora de Investimentos Ipanema S.A., currently named Return Gestão de Recursos S.A. (“Return Asset” and, together with Return Credit Management, the “Return Entities”)

On October 16, 2019, Atual Companhia Securitizadora de Créditos Financeiros, or “Atual,” informed the remaining shareholders of the Return Entities of its decision to exercise its call option for shares representing the remaining 30% of the Return Entities’ total voting capital owned for a value of approximately R$17 million. The transaction was completed on November 1, 2019. As a result of this transaction, Atual currently owns 100% of the Return Entities’ issued and outstanding share capital. The Return Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans.

Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, we and our wholly-owned subsidiary Santander Holding Imobiliária S.A., or “SHI,” entered into a binding document with the shareholders of Summer Empreendimentos Ltda, or “Summer,” for the acquisition of Summer’s issued share capital. The acquisition was approved by the Brazilian Central Bank on September 16, 2019 and concluded on September 20, 2019. We now hold, directly and indirectly through SHI, 100% of Summer’s share capital. Initially, Summer was not consolidated in our financial statements because it was treated as a temporary investment (non-current assets for sale). However, the investment is no longer considered temporary, and therefore Summer is included in our consolidated financial statements.

Capital reduction of Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, the shareholders of Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A., which we refer to jointly as the “Norchem Companies,” approved a capital reduction in the two Norchem Companies, in the amounts of R$14.7 million and R$19.9 million, respectively. As a result, we ceased to be shareholders of the Norchem Companies.

Purchase of Equity Interest over Toro Controle e Participações S.A.

On September 29, 2020 Santander Brasil’s subsidiary, PI DTVM , entered into an investment and other covenant agreement with the shareholders of Toro Controle e Participações S.A. , or “Toro Controle” to invest in Toro Controle. Toro Controle, an investment platform, operating as a securities broker focused on the retail market was founded in Belo Horizonte in 2010. Toro Controle is the holding company of Toro Corretora de Títulos e Valores Mobiliários Ltda, or “Toro Corretora,” and Toro Investimentos S.A., or “Toro Investimentos.” We refer to Toro Controle, Toro Corretora and Toro Investimentos as “Toro,” Upon completion of the transaction, PI DTVM will hold 60% of Toro Controle’s share capital.

Purchase of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Santander Brasil executed a share purchase and sale agreement and other covenants with the shareholders of Gira (Gestão Integrada de Agronegócio S.A. or “Gira”)to acquire 80% of Gira’s share capital. Gira is a technology company that operates in the management of agribusiness receivables and whose platform has the potential to make agricultural credit transactions more secure. This increased layer of security is achieved through the use of applications, such as geolocation of productive areas, capture and analysis of agronomic data and permanent monitoring of production performance for sites involved in credit transactions. Gira’s solutions also include the review and digital registration of collateral provided under commercial contracts and continuous observation of crop development as a way of monitoring risks. The applicable regulatory approvals were received on December 18, 2020 and the closing of the transaction took place on January 8, 2021.

Execution of a contract for the Acquisition of Paytec Tecnologia em Payments Ltda, and Paytec Logística e Armazém EIRELI

On December 8, 2020, we entered into a quota purchase agreement with the owners of Paytec Tecnologia em Payments Ltda, and Paytec Logística e Armazém Eireli (jointly “Paytec”). Once the transaction is completed, we will hold 100% of Paytec’s share capital. Paytec is a logistics operator with Brazil-wide coverage which focuses on the payments market. The completion of the transaction is subject to the signing of definitive instruments and approval by the Brazilian Central Bank.

Sale of equity stake in CIBRASEC – Companhia Brasileira de Securitização

On July 24, 2019, we completed the sale of our entire equity interest in CIBRASEC – Companhia Brasileira de Securitização (“Cibrasec”) to ISEC Securitizadora S.A. (“ISEC”). Our interest amounted to 4,000 common shares and 50 Class A preferred shares, representing in aggregate, approximately 9.72% of Cibrasec’s total capital stock. We received consideration of R$9.8 million for our interest in Cibrasec. As a result, we are no longer a shareholder of Cibrasec.

Incorporation of the spun-off portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, we approved a spin-off of Integry Tecnologia e Serviços AHU Ltda, or “Integry,” a then wholly-owned subsidiary of Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “Getnet.” Subsequently on December 20, 2019, Getnet and Santander Merchant Platform Solutions, S.L., or “SMPS Global,” a company based in Spain and controlled by Santander Spain, entered into a share purchase agreement as a result of which SMPS Global now holds 100% of Integry’s share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

Acquisition of residual equity stake in Getnet

On December 19, 2018, the minority shareholders of Getnet exercised their Put Option pursuant to the SPA. On the exercise date of the Put Option, we entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% of the entity’s equity interest, in the amount of R$1,431 billion. The transaction was approved by the Brazilian Central Bank on February 18, 2019 and closed on February 25, 2019. As a result, Santander Brasil currently owns 100% of Getnet’s issued and outstanding share capital.

Formation of Esfera Fidelidade S.A.

Esfera Fidelidade was incorporated on August 14, 2018 as our wholly-owned subsidiary. Esfera Fidelidade was formed to develop and manage customer loyalty programs. The company started its operations in November 2018.

Investment in Loop Gestão de Pátios S.A.

In 2018, Webmotors, a company in which we own an indirect 70% equity interest, entered into an agreement with Allpark Empreendimentos, Participações e Serviços S.A. and Celta L.A. Participações S.A. to acquire a 51% stake in Loop through a capital increase and issuance of new shares by Loop which were fully subscribed and paid-in by Webmotors. Loop conducts physical and virtual car auctions. This acquisition has enabled Webmotors to expand its service portfolio and strengthen its competitive position. The transaction was completed on September 25, 2018 for the amount of R$23.9 million.

Formation of BEN Benefícios e Serviços S.A.

On June 11, 2018, Santander Brasil incorporated Ben. Ben is engaged in create, supply and administer various types of vouchers and tickets used for the provision of employee benefits (such as for meals, transportation and cultural events) in the form of printed electronic and magnetic cards. The company begun its operations in the second quarter of 2019.

Creation of PI DTVM

On May 3, 2018, Santander Finance Arrendamento Mercantil S.A., one of our indirect subsidiaries, was converted into a securities brokerage and changed its corporate name to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion process was approved by the Brazilian Central Bank on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. changed its corporate name to PI Distribuidora de Títulos e Valores Mobiliários S.A. On January 22, 2019 it received approval for the aforementioned name change from the Brazilian Central Bank. The company began its operations in March 2019.

Acquisition of Isban Brasil S.A. and Produban Serviços de Informática S.A. Companies

On February 19 and 28, 2018, respectively, we purchased all shares issued by Isban Brasil from Ingenería de Software Bancário, S.L., and all shares issued by Produban Serviços de Informática S.A. from Produban Servicios Informáticos Generales, S.L., for R$61,078 thousand and R$42,731 thousand, respectively. While all parties to these transactions are ultimately controlled by Santander Spain, the transactions were conducted on an arm’s length basis. On February 28, 2018, Isban Brasil was merged into Produban Serviços de Informática S.A. and on the same date, Produban Serviços de Informática S.A. changed its corporate name to Santander Brasil Tecnologia S.A.

Sale of equity interest in BW Guirapá I S.A.

On December 22, 2017, Santander Investimentos, Corretora de Seguros, Cia. de Ferro Ligas da Bahia – Ferbasa S.A.and Brazil Wind S.A. entered into an agreement for the sale of 100% of the shares issued by BW Guirapá I S.A. held by Santander Corretora de Seguros and Brazil Wind to Cia. de Ferro Ligas da Bahia – Ferbasa S.A. The transaction also encompassed the seven wind farms organized as special purpose companies held by BW I. The base consideration paid was R$450 million, and an additional amount of up to R$35 million may still be paid if certain contractual targets are met. The transaction closed on April 2, 2018.

Formation of Santander Auto S.A.

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership involving the creation of a new insurance company called Santander Auto S.A., or “Santander Auto.” Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto focuses on offering motor insurance policies through a 100% digital platform. The transaction closed on October 9, 2018 when the documentation to form Santander Auto S.A. was executed and we and HDI Seguros undertook a joint capital contribution of R$15 million into Santander Auto. On January 9, 2019, SUSEP granted Santander Auto the regulatory authorization to operate. Santander Auto began its operations in August 2019.

Acquisition of equity stake in the Return Entities

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Atual Companhia Securitizadora de Créditos Financeiros, acquired a direct equity interest in Return Credit Management, and an indirect equity interest in Return Asset corresponding to 70% of Return Entities’ share capital.

On October 16, 2019, Atual informed the remaining shareholders of its decision to exercise the call option for the shares representing the remaining 30% the Return Entities’ total voting capital owned by them, for a value of approximately R$17 million. The transaction was completed on November 1, 2019. As a result of this transaction, Atual currently owns 100% of the Return Entities’ issued and outstanding share capital.

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

On April 14, 2017, the definitive documents were signed by the shareholders. At the extraordinary shareholders’ meeting held on October 5, 2017, a capital increase in an amount of R$285,205 thousand was approved as a result of which CIB’s capital stock increased from R$65,823 thousand to R$351,028 thousand. The CIB became fully operational in 2019.

Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, our wholly owned subsidiary Aymoré CFI entered into a joint venture with Hyundai Capital, for the purposes of incorporating (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company. These entities were incorporated to provide, respectively, auto financing and insurance brokerage services, and products to consumers through the Hyundai dealerships in Brazil.

Aymoré CFI owns a 50% equity interest in Banco Hyundai Capital Brasil S.A., and Hyundai Capital owns the remaining 50% equity interest.

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

Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A., or “SSS DTVM.”

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

On November 5, 2018, our board of directors approved the Notes Offering In addition, our board of directors also approved the redemption of debt instruments issued to form part of our Tier 1 and Tier 2 regulatory capital, as set out in the board’s resolution of January 14, 2014. The proceeds from the Notes Offering were used to fund this redemption. On December 18, 2018, the Brazilian Central Bank authorized the transactions contemplated in the Notes Offering and the redemption, which were completed on January 29, 2019.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

General

Our principal accounting policies are described in note 2 to our audited consolidated financial statements. The following discussion describes areas that require use of certain critical accounting estimates and the exercise of judgement regarding matters that are inherently uncertain and that impact our financial condition and operational results. In this regard, if management decides to change these estimates, or apply such estimates for different durations a material impact on our financial condition and operational results could result.

Management bases its estimates and judgments on historical experience and on various other factors and circumstances, which are believed to be reasonable. Actual results may differ from these estimates if assumptions and conditions change. Any judgments or changes in assumptions are submitted to the audit committee and to our regulatory authorities and are disclosed in the related notes to our consolidated financial statements, which are included in this annual report.

Fair Value of Financial Instruments

We record a financial asset as measured at (i) fair value through profit or loss, (ii) fair value through other comprehensive income or (iii) amortized cost. In general, financial liabilities are measured at amortized cost. Exceptions include financial liabilities measured at: (i) fair value through profit or loss, (ii) other financial liabilities at fair value through profit or loss and (iii) financial liabilities designated as hedge items (or hedging instruments) measured at fair value. See Item 3. Key Information—3A. Selected Financial Data—Balance Sheet Data.

The fair value of a financial instrument is the price that would be received to sell an asset, or the amount paid to transfer a liability between market participants, in a transaction on the date of which fair value is measured, regardless of whether that price is directly observable or estimated using another valuation technique.

In estimating the fair value of an asset or a liability, we take into account relevant characteristics if market participants would also consider the same when pricing the asset and liability at the time fair value is measured. An assumed transaction like this establishes an asset sale price or transfer cost for the liability. In the absence thereof, price is established using valuation techniques commonly used by financial markets.

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, options and future rate agreements; foreign exchange forwards, futures, options, and swaps; cross-currency swaps; equity index futures; and equity options and swaps. The fair value of exchange-traded derivatives is calculated based on published price quotations. The fair value of over-the-counter derivatives is calculated as the sum of expected future cash flows arising from the instrument, discounted to the (“present value” or “theoretical close”) at the date fair value is measured using techniques commonly applied by financial markets as follows:

•	The present value method is used for financial instruments permitting static hedging (principally, forwards and swaps), loans and advances. This method uses expected future cash flows that are discounted through interest rate curves of the applicable currencies. These interest rate curves are generally observable market data.

•	The Black-Scholes model is used to value financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

•	The present value method and the Black-Scholes model are used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors. Main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

•	Dynamic models similar to those used in measuring of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives). In the case of non-linear instruments, if the portfolio is exposed to credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit for credit derivatives are quoted credit risk spreads, and the correlation between quoted credit derivatives of various issuers.

•	The determination of fair value requires us to make certain estimates and assumptions. If quoted market prices are unavailable, fair value is then calculated using widely accepted pricing models that consider contractual terms and prices of the underlying financial instruments, yield curves, observable market data and other relevant factors. The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

See note 2e (i) to our consolidated financial statements for additional information on valuation techniques, details on our modeled principal assumptions and estimates and a sensitivity analysis for the valuation of financial instruments to those changes in principal assumptions and estimates and note 46.c.8 of our consolidated financial statements for a sensitivity analysis relating to the valuation of financial instruments to those changes in principal assumptions.

Impairment Losses on Financial Assets

Definition

A financial asset is considered impaired when there is objective evidence that shows events have occurred which:

•	give rise to an adverse impact on future cash flows estimated at the transaction date, in the case of debt instruments (loans and debt securities);

•	for equity instruments, their carrying amount may not be fully recovered;

•	arise from the violation of terms of loans; and

•	during the Bankruptcy process.

As a general rule, the value adjustment of impaired financial instruments is recognized in the consolidated income statement for the period in which the impairment becomes evident. The reversal, if any, is recognized in the same manner for previous statements for which the impairment is reversed or reduced. Financial assets are deemed to be impaired, and the accrued interest suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates indicated in the loan agreement after taking into account collateral guarantees received to secure (fully or partially) the collection of related balances.

For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest. The remainder, if any, is applied to reduce the principal amount outstanding Debt Instruments Carried at Amortized Cost.

Debt Instruments Carried at Amortized Cost

The impairment loss amount incurred for determining a recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses not incurred). This cash flow is discounted to the financial asset’s original effective interest rate (or the effective interest rate at initial recognition), which is presented as a reduction of the asset balance and recorded on income statements.

In estimating the future cash flows of debt instruments, the following factors are taken into account:

•	all amounts that are expected to be obtained over the remaining life of the instrument, (such as provided guarantees);

•	impairment loss considers the likelihood of collecting accrued interest receivable;

•	various types of risk to which each instrument is subject;

•	circumstances in which collections will foreseeably be made; and

•	that cash flows are subsequently discounted using the instrument’s effective interest rate.

A debt instrument is impaired due to insolvency when there is evidence of deterioration in the obligor’s ability to pay, either because such obligor is in arrears or for other reasons. An example is recoverable losses resulting from a materialization of the insolvency risk of obligors (credit risk).

We have certain policies, methods and procedures for minimizing our exposure to counterparty insolvency. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, contingent liabilities and commitments; identification of recoverable amounts and calculation of amounts necessary to cover the related credit risk.

The procedures employed in the identification, measurement, control and reduction of exposure to credit risk, are applied on an individual basis or through grouping similar credit risk characteristics.

Customers with individual management include wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support a decision-making model based on credit risk assessment using internal procedure.

Customers with standardized management include individuals and companies not classified as individual customers. Risk management models are based on automated decision-making and risk assessment procedure, which are complemented by teams of analysts specializing in credit risk. The credits related to standardized customers are usually considered to be not recoverable when they have experience of historical loss and a delay greater than 90 days.

Methodology for Impairment Losses

We evaluate all loans in respect of the provision for impairment losses from credit risk. Loans are either individually evaluated for impairment or collectively evaluated by grouping similar risk characteristics for loans accounted as amortized cost. Loans that are individually evaluated for impairment losses are not evaluated collectively.

To measure the impairment loss on loans individually evaluated for impairment, we consider borrower conditions, such as their economic and financial situation; level of indebtedness; ability to generate income; cash flow; management; corporate governance and quality of internal controls; payment history; industry expertise; and contingencies and credit limits. The characteristics of assets are also considered, which include: the nature and purpose; type; sufficiency and liquidity level guarantees; total amount of credit; historical experience of impairment; and other circumstances known at the time of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, we segregate financial assets into groups considering the characteristics and similarity to credit risk, or in other words, according to segment, the type of assets, guarantees and other factors associated such as the historical experience of impairment and other circumstances known at the time of assessment.

Impairment loss is calculated using statistical models that consider the following factors:

•	Exposure at Default or “EAD” is the amount of risk exposure at the date of default by the counterparty. In accordance with IFRS, the exposure at default used for this calculation is also the current exposure, as reported in the balance sheets.

•	Probability of Default or (“PD”) is the probability of the borrower failing to meet its principal and/or interest payment obligations. PD is measured using an annual time horizon to quantify the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss Given Default, or (“LGD,”) is the loss arising in the event of default. LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

•	Loss Identification Period, or (“LIP,”) is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

Moreover, prior to loans be written-off (which is only done after the Bank has completed all recovery efforts and after about 360 days late), a fully registered provision (allowance for loan losses) of the loan’s remaining balance applies. As a result, this provision fully covers the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill in 2020, 2019 and 2018 was identified.

Given the level of uncertainty related to these assumptions, our officers carry out a sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

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

Upon the impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of tangible assets in 2020, 2019 and 2018 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements).

Post-employment Benefit Plan

The Post-employment benefit plan includes the following obligations undertaken by us: (i) to supplement the public social security system benefits, and (ii) medical assistance in the event of retirement, permanent disability or death for eligible employees and their direct beneficiaries.

Defined Contribution Plan

A defined contribution plan is the post-employment benefit plan for which we and our controlled entities as employers make pre-determined contributions to a separate entity and, in turn, have no legal or constructive obligation to pay further contributions if the separate entity does not hold sufficient assets to honor all benefits relating to the services rendered in the current and prior periods.

These contributions are recognized as personnel expenses in the consolidated income statement.

Defined Benefit Plan

A defined benefit plan is the post-employment benefit plan as is shown in note 21 to our audited consolidated financial statements. For this type of plan, the sponsoring entity’s obligation is to provide the agreed benefits to employees, assuming the potential actuarial risk that benefits will cost more than expected.

The amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits such as removing the mechanism of the corridor approach for recording of the obligation of the plans. Fundamental changes also include changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

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

Post-employment benefits are recognized in the income statement within “Interest expense and similar charges” and “Provisions (net).”

The defined benefit plans are recorded based on an actuarial study, and conducted by an external consultant, at the end of each year to therein be effective for the subsequent period.

New Accounting Standards

The new IFRS standards effective after January 1, 2021 are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note “1 - Introduction, basis of presentation of the consolidated financial statements and other information” to our audited consolidated financial statements.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2020 were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2020, 2019 and 2018

Executive Summary – Santander Brasil Results at a glance

Total Income amounted to R$48,242 million in 2020, a decrease of 17.9% in comparison with the year ended December 31, 2019, primarily due to the impact of the COVID-19 pandemic on the Brazilian economy. Excluding the effects of the hedge for investment abroad, which had a high impact in 2020 due to the exchange rate variation, our total income would have amounted to R$61,825 million in the year, an increase of 3.0% compared to the same period of the previous year. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non- GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures”.

Consolidated Profit for 2020 totaled R$13,451 million, in the year ended December 31, 2020, a decrease of 19.1% over the year ended December 31, 2019, mainly impacted by the performance of gains/losses on financial assets and liabilities (net) and exchange differences (net) line.

 Loan Portfolio to customers amounted R$418 billion as of December 2020, an increase of 20.3% compared to December 31, 2019, mainly due to the increase in loans to commercial and industrial, and individual portfolios.

Credit Quality remains at reasonable levels and supports our growth. Impaired assets to credit risk ratio was 5.0% for the year ended December 31, 2020, a 1.0 p.p. decrease as compared the previous year. Coverage ratio was 110.6% in the year ended December 31, 2020, a 14.0 p.p. increase from 96.6% the year ended December 31, 2019. Our Basel Capital adequacy ratio was 15.3% in the year ended December 31, 2020, an increase of 0.3% compared to the year ended December 31, 2019.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 32.5% reaching R$ 578 billion in 2020.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31,
	2020	2019	2018	% Change 2020/2019	%Change 2019/2018
	(in millions of R$, except percentages)
Net interest income	44,443	44,321	41,921	0.3	5.7
Income from equity instruments	34	19	33	78.9	(42.4)
Income from companies accounted for by the equity method	112	149	66	(24.8)	125.8
Net fee and commission income	16,229	15,713	14,132	3.3	11.2
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(11,703)	(326)	(5,589)	3,489.9	(94.2)
Other operating income (expenses)	(873)	(1,108)	(1,056)	(21.3)	4.9
Total income	48,242	58,769	49,507	(17.9)	18.7
Administrative expenses	(17,115)	(16,942)	(16,792)	1.0	0.9
Depreciation and amortization	(2,579)	(2,392)	(1,740)	7.8	37.5
Provisions (net)	(1,657)	(3,682)	(2,000)	(55.0)	84.1
Impairment losses on financial assets (net)	(17,450)	(13,370)	(12,713)	30.5	5.2
Impairment losses on other assets (net)	(85)	(131)	(508)	(35.1)	(74.2)
Other nonfinancial gain (losses)	308	21	156	1,440.0	(87.2)
Operating profit before tax	9,664	22,273	15,910	(56.6)	40.0
Income tax	3,787	(5,642)	(3,110)	(167.1)	81.4
Consolidated profit for the year	13,451	16,631	12,800	(19.1)	29.9

Consolidated Profit for the Year

Our consolidated profit for the year ended December 31, 2020 was R$13,451 million, a decrease of R$3,180 million, or 19.1%, as compared to our consolidated profit of R$16,631 million for the year ended December 31, 2019 as a result of an increase of R$4,080 in impairment losses on financial assets (net) mainly due to the global COVID-19 pandemic that resulted in a R$3,200 million additional allowance for potential loan losses. This was partially offset by the growth of the credit portfolio.

Our consolidated profit for the year ended December 31, 2019 was R$16,631 million, an increase of R$3,832 million, or 29.9%, as compared to our consolidated profit of R$12,800 million for the year ended December 31, 2018 as a result of:

(i)	an increase of R$2,400 million in net interest income mainly due to the growth in our loan portfolio driven by our commercial banking segment;

(ii)	an increase of R$1,581 million in net fees and commissions, primarily as a result of an increase of R$722 million in revenues from credit and debit cards, an increase of R$417 million in revenues from sale of insurance and premium bonds, an increase of R$295 million in revenues from capital markets and an increase of R$138 million in revenues from current account services. These increases were due to a 7% increase in our total active customer base, a 12% increase in the number of loyal customers.

Net Interest Income

Net interest income for the year ended December 31, 2020 was R$44,443 million, a 0.3% or R$122 million increase from R$44,321 million for the year ended December 31, 2019. This increase was mainly due to a 20.3% in our credit portfolio driven by our global wholesale banking segment.

Average total earning assets in 2020 were R$750.1 billion, a 14.5% or R$94.9 billion increase from R$655.2 billion in 2019. The principal drivers were an increase of R$61.2 billion, or 18.9%, in the average of loans and advance to customers and an R$24.8 billion increase in average of debt instruments. Net yield (the net interest income divided by average earning assets) was 5.9% in 2020 compared to 6.8% in 2019, a decrease of 0.8 p.p.

Average total interest-bearing liabilities in 2020 were R$572.0 billion, a 16.5% or R$80.8 billion increase from R$491.2 billion in 2019. The main driver of this growth was an increase of R$109.4 billion in customer deposits, given the shift in investor assets toward more stable instruments.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.2% in 2020, mainly due to lower share of our Commercial Banking segment in our total results and the effect of the reduction in the SELIC interest rate from 4.5% in 2019 to 2.0% in 2020.

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

Net yield (the net interest income divided by average earning assets) was 6.8% in 2019 compared to 6.9% in 2018, a decrease of 0.1 p.p.

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

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.3% in 2019 as compared to 5.4% in 2018, mainly due to a decrease in the cost of funding, associated with the overall reduction in the SELIC interest rate from 6.50% in 2018 to 4.5% in 2019.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2020 totaled R$34 million, a R$15 million increase from R$19 million for the year ended December 31, 2019, mainly due to higher dividend gains from the Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior as a result of gains in the equities positions towards derivatives hedge.

Income from equity instruments for the year ended December 31, 2019 totaled R$19 million, a R$14 million decrease from R$33 million for the year ended December 31, 2018, mainly due to lower dividends received from Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2020 was R$112 million, a R$37 million decrease from R$149 million for the year ended 2019, mainly due to a decrease of R$33 million of operation of Banco RCI Brasil S.A. and a decrease of R$8 million of operation of Gestora de Inteligência de Crédito, both jointly-controlled company. These results were partially offset by an increase of R$10 million of operation of Tecban (Tecnologia Bancária S.A.), a jointly-controlled company.

Income from companies accounted for by the equity method for the year ended December 31, 2019 was R$149 million, an R$84 million increase from R$66 million for the year ended 2018, mainly due to an increase of R$59 million in the result of operations of Banco RCI Brasil S., a jointly-controlled company, an increase of R$19 million in the results of operations of Tecnologia Bancária S.A., a jointly-controlled company and an increase of R$12 million in the results of operations of Webmotors S.A., a jointly-controlled company. This was partially offset by a decrease of R$5 million in the results of operations of Gestora de Inteligência de Crédito, a jointly-controlled company and a R$2 million reduction in the results of operations of Santander Auto S.A. a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2020 reached R$16,229 million, a 3.3% or R$515 million increase compared to R$15,713 million for the year ended December 31, 2019, impacted mainly due to the increase in (i) trade finance, (ii) insurance and capitalization and (iii) credit and debit cards.

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

Net fees and commissions from trade finance totaled R$1,740 million for the year ended December 31, 2020, an increase of 32.1% compared to the year ended December 31, 2019. This increase was mainly a result of higher demand for this service during the COVID-19 pandemic and the effects of variations in exchange rates.

Net fees and commissions from trade finance R$1,317 million for the year ended December 31, 2019, an increase of 7.2% compared to the year ended December 31, 2018. This increase was primarily as a result of variations in exchange rates.

Net fees and commissions from insurance and capitalization totaled R$3,831 million for the year ended December 31, 2020, a 6.8% increase compared to the year ended December 31, 2019. For the year ended December 31, 2019, the net fees and commissions from insurance and capitalization totaled R$3,586 million, a 13.2% increase compared to the year ended December 31, 2018. The performance in both periods was primarily driven by increases in our portfolio of credit life insurance.

Net fees and commissions from credit and debit cards totaled R$5,151 million for the year ended December 31, 2020, an increase of 3.3% compared to the year ended December 31, 2019. This increase was mainly due to a recovery of transaction volumes in the second half of 2020, despite the reduction in volume during the first half of 2020.

Net fees and commissions from credit and debit cards totaled R$4,986 million for the year ended December 31, 2019, an increase of 16.9% compared to the year ended December 31, 2018. This increase was as a result of a higher turnover (R$236.4 billion in the fiscal year ended December 31, 2019 as compared to R$201.6 billion the fiscal year ended December 31, 2018).

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2020, 2019 and 2018:

	For the Year Ended December 31
	2020	2019	2018	% Change 2020/2019	Change% 2019/2018
		(in millions of R$, except percentages)
Current account services	3,716	4,051	3,913	(8.3)	3.5
Collection and payment services	1,459	1,313	1,291	11.1	1.7
Insurance and capitalization	3,831	3,586	3,169	6.8	13.2
Asset Management and pension funds	1,114	1,434	1,289	(22.3)	11.2
Credit and debit cards	5,151	4,986	4,264	3.3	16.9
Capital markets	858	1,211	916	(29.2)	32.2
Trade finance	1,740	1,317	1,228	32.1	7.2
Tax on services	(678)	(622)	(671)	8.9	(7.3)
Others	(964)	(1,562)	(1,266)	(38.2)	23.4
Total	16,229	15,713	14,133	3.3	11.2

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2020 were losses of R$11,703 million, a R$11,377 million increase from losses of R$326 million for the year ended December 31, 2019. This variation is mainly due to gains of R$9,732 million related to financial assets measure at fair value through profit or loss held for trading and losses of R$21,912 million related to exchange differences (net). Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were gains of R$1,880 million for the year ended December 31, 2020, a R$942 million increase from gains of R$938 million compared to the year ended December 31, 2019 mainly due to the positive results in our derivative position. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2019 were losses of R$326 million, a reduction of R$5,263 million in losses from R$5,589 million for the year ended December 31, 2018. This variation is mainly due to gains of R$5,156 million related to financial assets measure at fair value through profit or loss held and gains of R$17.9 million related to exchange differences (net). Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were gains of R$938 million for the year ended December 31, 2019, a R$660 million increase from gains of R$278 million compared to the year ended December 31, 2018 mainly due to the positive results in our derivative positions. Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures”.

The following table presents our gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net) for the periods indicated.

	For the Year Ended December 31
	2020	2019	2018	% Change 2020/2019	Change% 2019/2018
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(11,703)	(326)	(5,589)	3,489.9	(94.2)
Effects of the hedge for investment held abroad	13,583	1,264	5,867	974.6	(78.5)
Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding Hedge Impact(1)	1,880	938	278	100.4	237.7

(1)	Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2020 were expenses of R$873 million, a decrease of R$236 million compared to expenses of R$1,108 million for the year ended December 31, 2019, mainly due to the lower result of our FGB pension plan and higher FGC (Fundo Garantidor de Crédito) expenses given the increase in the balance of deposits. For the year ended December 31, 2019, other operating income/expenses were expenses of R$1,108 million, compared to expenses of R$1,056 million for the year ended December 31, 2018.

Administrative Expenses

Administrative expenses for the year ended December 31, 2020 were R$17,115 million, a R$173 million increase compared to expenses of R$16,942 million for the year ended December 31, 2019 mainly as a result of higher expenses with technology and systems. For the year ended December 31, 2019, our administrative expenses of R$16,942 million reflected a R$149 million increase compared to administrative expenses of R$16,792 million for the year ended December 31, 2018, mainly explained by an increase in (i) personnel expenses, which are in line; and (ii) data processing expenses in order to support the increase in the volume of our customer transactions.

Personnel expenses decreased R$457 million for the year ended December 31, 2020, primarily resulting from lower employee wages and salaries, benefits and share-based compensation. In the year ended December 31, 2019, our personnel expenses increased R$122 million (compared to the same period in 2018). This performance can be attributed to the increase in the benefits line and higher wages and salaries.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018	% Change 2020/2019	Change% 2019/2018
	(in millions of R$, except percentages)
Wages and salaries	5,730	5,876	5,813	(2.5)	1.1
Social security costs	1,222	1,277	1,405	(4.3)	(9.1)
Benefits	1,390	1,492	1,387	(6.8)	7.5
Training	49	66	63	(25.8)	4.8
Other personnel expenses	480	617	538	(22.2)	14.7
Total	8,871	9,328	9,206	(4.9)	1.3

Other administrative expenses increased R$629 million to R$8,244 million for the year ended December 31, 2020 from R$7,614 million for the year ended December 31, 2019 mainly due to a R$296 million increase in technology and systems, and a R$176 million increase in communications.

Other administrative expenses increased R$28 million to R$7,614 million for the year ended December 31, 2019 from R$7,586 million for the year ended December 31, 2018, mainly due to a R$272 million increase in technology and systems, a R$91 million increase in advertising, R$83 million increase in specialized and technical service, both expenses derived from more intense commercial actions in our business, partially offset by a decrease of R$582 million with general maintenance expenses as a result of the adoption of IFRS 16. Prior to the adoption, leasing expenses were recognized as general maintenance expenses. After the adoption of IFRS 16, these expenses are now split into interest and depreciation expenses.

The following table sets forth our other administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2020	2019	2018	% Change 2020/2019	Change% 2019/2018
	(in millions of R$, except percentages)
Specialized and technical services	2,171	2,173	2,090	(0.1)	4.0
Property, fixtures and supplies	744	748	1,331	(0.5)	(43.8)
Technology and systems	2,355	2,059	1,786	14.4	15.3
Advertising	654	713	622	(8.3)	14.6
Communications	649	473	457	37.2	3.5
Per diems and travel expenses	70	140	127	(50.1)	10.2
Taxes other than income tax	280	112	89	150.1	25.9
Surveillance and cash courier services	595	631	617	(5.7)	2.3
Insurance premiums	17	35	29	(51.4)	18.2
Other (1)	709	531	437	33.5	21.5
Total	8,244	7,614	7,586	8.3	0.4
________________________________

(1)	For the year ended December 31, 2020, includes mainly Data Processing Expenses in the balance of R$176.1 million (2019 – R$2.4 million and 2018 – R$67.7 million), Service Expenses in the balance of R$27.7 million (2019 - revenue of R$2.2 million and 2018 - R$26. 8 million), Expenses with Benefit Guarantor Fund - FGB R$8.5 million (2019 – R$53.5 million and 2018 - R$35.0 million), Interest on Own Capital R$0 (2019 – R$0 and 2018 - R$38.0 million) and Recovery of Charges and Expenses R$212.8 million (2019 – R$97.4 million and 2018 – R$92.4 million).

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 35.5% in the year ended December 31, 2020, as compared to 28.8% for the year ended December 31, 2019. This increase of 6.7 p.p. in the ratio is primarily due to the effects of the hedge for investment held abroad. For the year ended December 31, 2018, the efficiency ratio was 33.9%. Our adjusted efficiency ratio, which excludes the effect of the hedge for investment held abroad (see “—Hedging in Foreign Investments” and “Selected Financial Data—Selected Consolidated Ratios, Including Non-GAAP Ratios”), was 27.7%, 28.2% and 30.3% in 2020, 2019 and 2018, respectively.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2020 was R$2,579 million, a R$187 million increase from R$2,392 million for the year ended December 31, 2019, primarily due to higher expenses with amortization of hardware and software items, resulting from investments made in this period. For the year ended December 31, 2019, depreciation and amortization amounted to R$2,392 million, a R$652 million increase from R$1,740 million for the year ended December 31, 2018, primarily due to the change in accounting practices resulting from the adoption of IFRS 16 following the principles of IAS 17. For further information, please see “Item 1 Introduction, basis of presentation of the consolidated financial statements and other information, c.1) Adoption of new standards and interpretations of our consolidated financial statements included elsewhere in this annual report.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$1,657 million for the year ended December 31, 2020, a decrease of R$2,025 million compared to R$3,682 million for the year ended December 31, 2019, primarily due to a higher than usual level of provisions in 2019, as explained below.

In the year ended December 31, 2019, provisions (net) totaled R$3,682 million, an increase of R$1,682 million compared to R$2,000 million for the year ended December 31, 2018, mainly due to an increase of R$700 million related to the creation of an efficiency and productivity fund, an increase in civil and labor proceedings due to revision of the operational model and a constitution of provisions related to the legal proceeding brought by the association of retired employees of Banespa (Associação dos Funcionários Aposentados do Banco do Estado de São Paulo), or AFABESP, an association of former employees of Banespa in which the classification of the chance of loss was revised to probable in December 2019 (for further information see note 22 to our audited consolidated financial statements included in the ”Item 18. Financial Statements” of this annual report).

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2020 were R$17,450 million, an R$4,080 million increase compared to R$13,370 million for the year ended December 31, 2019. This increase was principally due to global COVID-19 pandemic that resulted in a R$3,200 million additional allowance for potential loan losses and the recurrent growth of the credit portfolio.

For the year ended December 31, 2019, impairment losses on financial assets (net) were R$13,370 million, a R$657 million increase compared to R$12,713 million for the year ended December 31, 2018, principally due to the growth of our portfolio of installment loans to individuals.

Our credit risk exposure portfolio increased by R$74.5 billion to R$466.1 billion as of December 31, 2020 compared to R$391.6 billion as of December 31, 2019. Furthermore, our impaired assets decreased R$0.2 billion from R$23.4 billion as of December 31, 2019 to R$23.2 billion for the year ended December 31, 2020. The default rate decreased by 10 base points in 2020 in comparison with 2019.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2020 and December 31, 2019 and 2018.

	As of December 31,
	2020	2019	2018	2017	2016
	(in millions of R$ except percentages)
Loans and advances to customers, gross	417,819	347,257	321,933	287,829	268,438
Impaired assets	23,176	23,426	22,426	19,145	18,887
Provisions for impairment losses	25,640	22,626	22,969	18,262	18,191
Credit risk exposure Non-GAAP – customers (1)	466,104	391,569	364,194	330,474	301,703
Ratios
Impaired assets to credit risk exposure	5.0%	6.0%	6.2%	5.8%	6.3%
Coverage ratio (2)	110.6%	96.6%	102.4%	95.4%	96.3%
Impairment losses	(17,451)	(13,370)	(12,713)	(12,339)	(13,388)
Losses on other financial instruments not measured at fair value (3)	-	-	-	-	88
Impairment losses on financial assets (net) (4)	(17,451)	(13,370)	(12,713)	(12,339)	(13,300)
________________________________

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$466,115 million and guarantees and documentary credits amounting to R$48,282 million. We present the off-balance information to better demonstrate our total managed credit risk.

(2)	Provisions for impairment losses as a percentage of impaired assets.

(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”

(4)	As of December 31, 2020, 2019 and 2018, our total of impairment losses on financial instruments included R$1,577 million, R$2,055 million and R$2,714 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2016 through 2020:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2020, 2019 and 2018.

	For the Year Ended December 31,
	2020	2019	2018	% Change 2020/2019	Change% 2019/2018
	(in millions of R$, except percentages)
Commercial and industrial	10,558	10,073	11,832	4.8	(14.9)
Real estate	456	827	1,036	(44.8)	(20.2)
Installment loans to individuals	12,144	12,497	9,499	(2.8)	31.6
Financial leasing	17	29	59	(40.6)	(50.2)
Total	23,176	23,426	22,426	(1.1)	4.5

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

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$10,558 million as of December 31, 2020, an increase of R$485 million, or 4.8%, compared to R$10,073 million as of December 31, 2019. This increase was mainly due to the collective assessment of R$1,660 million performed by Santander Brasil which was based on macroeconomic forecasts sensitiveness that indicates stage transfers upon a deterioration of the portfolio.

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

Real Estate

Impaired assets in the real estate lending portfolio totaled R$456 million on December 31, 2020, a decrease of R$371 million, or 44.8%, compared to R$827 million as of December 31, 2019. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers.

Impaired assets in the real estate lending portfolio totaled R$827 million on December 31, 2019, a decrease of R$209 million, or 20.2%, compared to R$1,036 million as of December 31, 2018. The decrease was primarily due to changes on monetary policy that led to reduction on the interest rates on real estate portfolio in Brazil.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$12,144 million as of December 31, 2020, with a decrease of R$353 million, or 2.8%, compared to 2019. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts, especially during the COVID-19 pandemic, or asset disposal.

Impaired assets in the installment loans to individuals lending portfolio totaled R$12,497 million as of December 31, 2019, with an increase of R$2,998 million, or 31.6%, compared to 2018. This increase was a consequence of the recurrent growth of the portfolio and the weak macroeconomic conditions in Brazil which affected the portfolio, such as the unemployment rate and degree of income commitment.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Impaired Assets—Methodology for Impairment Losses.”

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$17 million on December 31, 2020, a decrease of R$12 million compared to December 31, 2019. This decrease in impaired assets was mainly due to asset write-offs in an amount of R$15.6 million which took place in 2020.

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

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2020 amounted to losses of R$85 million, a decrease of R$46 million as compared to the year ended December 31, 2019, mainly due to less intangible asset impairment losses during the year. For the year ended December 31, 2019, impairment losses on other assets (net) amounted to losses of R$131 million, a decrease of R$377 million as compared to 2018, mainly due to impairment loss of assets in the acquisition and development of software that was recorded due to obsolescence function and disruption of these systems in 2018 that did not occur in 2019.

Other Nonfinancial Gains/Losses

Other nonfinancial gains/losses were gains of R$308 million during the year ended December 31, 2020, a positive variation of R$288 million from gains of R$20 million during the year ended December 31, 2019, primarily due to the R$169 million gain on the sale of Superdigital in the first quarter of 2020.

During the year ended December 31, 2019, other nonfinancial gains/losses were gains of R$20 million, a negative variation of R$136 million from gains of R$156 million during the year ended December 31, 2018, primarily due to an increase of R$104 million relating to income from the reversal of the provision for impairment of properties and R$78 million which is related to the sale of assets received in the recovery of credits with customers that occurred in 2018 that did not occur in 2019.

Operating Profit Before Tax

Operating profit before tax for the year ended December 31, 2020 was R$9,664 million, a decrease of R$12,609 million, or 56.6%, as compared to R$22,273 million for the year ended December 31, 2019. In the year ended December 31, 2018, our operating profit before tax for the year was R$15,910 million.

Excluding the effects of the hedge for investment held abroad operating profit before tax amounted to R$23,247 million for the year ended December 31, 2020, a 1.2% decrease from R$23,537 million compared to the year ended December 31, 2019. In the year ended December 31, 2018, operating profit before tax was R$21,777 million. Operating profit before tax excluding the effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The table below presents our operating profit before tax and our operating profit before tax excluding the effects of the hedge for investment held abroad for the periods presented.

	For the Year Ended December 31,
	2020	2019	2018	% Change 2019/2018	Change% 2018/2017
	(in millions of R$, except percentages)
Operating Profit Before Tax	9,664	22,273	15,910	(56.6)	40.00
Effects of the hedge for investment held abroad	13,583	1,264	5,867	974.6	(78.5)
Adjusted operating profit before tax (1)	23,247	23,537	21,777	(1.2)	8.1

(1)	Adjusted operating profit is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Income Taxes

Income tax expenses include income tax, social contribution, PIS and COFINS (which are social contributions due on certain income net of some expenses). The sum of income tax totaled R$3,787 million in the year ended December 31, 2020, with an improvement in income tax of R$9,429 million in relation to expenses of R$5,642 million in the year ended December 31, 2019. This improvement was mainly attributed to the following events: (i) losses of R$13,583 million as a result of the effects of exchange rate variations on foreign investment in our subsidiary and subsidiary abroad and for hedge instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line; (ii) the reduction in Operating Income before taxation resulting from the result of the entities' operations, and (iii) the recognition of certain deferred tax credits during the year of 2020. For more information, see note 23 to our financial statements audited consolidated figures included in this annual report.

For the year ended December 31, 2019, income tax expenses amounted to of R$5,642 million for the year of 2019, a R$2,532 million increase from expenses of R$3,110 million for the year ended December 31, 2018. This increase was mainly attributable to the following events: (i) foreign exchange losses of R$1,512 million as a result of the effects of exchange rate variations on investments abroad and losses on hedge instruments, affecting the line “Gains (losses) on financial assets and liabilities (net)” line; (ii) the increase in Operating Income before taxation arising from the result of the entities' operations, and (iii) the recognition of certain deferred tax credits in December 2019 as a result of the adjustment of CSLL tax credits derived from the tax rate increase to 20% for banks (due to constitutional amendment No. 103/2019). For further information, see note 23 from our audited consolidated financial statements included in this annual report.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investment held abroad for the periods indicated.

	For the Year Ended December 31,
	2020	2019	2018	%Change 2020/2019	Change% 2019/2018
	(in millions of R$, except percentages)
Income taxes	3,787	(5,642)	(3,110)	(167.1)	81.4
Effects of the hedge for investment held abroad	(13,583)	(1,264)	(5,867)	974.6	(78.5)
Income taxes excluding effects of the hedge for investment held abroad (*)	(9,796)	(6,906)	(8,977)	41.9	(23.1)

*	Income taxes excluding effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Results of Operations by Segment for the Years Ended December 31, 2020, 2019 and 2018

The following tables show our results of operations for the years ended December 31, 2020, 2019 and 2018, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2020	2019	2018	% Change 2020/2019	%Change 2019/2018
	(in millions of R$, except percentages)
Net interest income	41,457	42,044	39,391	(1.4)	6.7
Income from equity instruments	4	5	10	(25.6)	(51.0)
Income from companies accounted for by the equity method	84	150	66	(43.8)	126.5
Net fee and commission income	14,404	13,923	12,537	3.5	11.1
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(13,515)	(1,541)	(6,752)	777.0	(77.2)
Other operating income (expenses)	(767)	(1,069)	(966)	(28.3)	10.7
Total income	41,667	53,511	44,286	(22.1)	20.8
Personnel expenses	(8,140)	(8,554)	(8,404)	(4.8)	1.8
Other administrative expenses	(7,635)	(7,140)	(7,186)	6.9	(0.6)
Administrative expenses	(15,775)	(15,694)	(15,590)	0.5	0.7
Depreciation and amortization	(2,489)	(2,297)	(1,637)	8.4	40.3
Provisions (net)	(1,639)	(3,669)	(1,948)	(55.3)	88.3
Impairment losses on financial assets (net)	(17,379)	(13,423)	(12,420)	29.5	8.1
Impairment losses on other assets (net)	(28)	(73)	(450)	(61.2)	(83.7)
Other nonfinancial gain (losses)	309	21	156	1,404.1	(86.9)
Operating profit before tax	4,666	18,375	12,397	(74.6)	48.2

	For the Year Ended December 31,
	2020	2019	2018	%Change 2019/2018	%Change 2018/2017
	(in millions of R$, except percentages)
Operating Profit Before Tax	4,666	18,375	12,397	(74.6)	48.2
Effects of the hedge for investment held abroad	13,583	1,264	5,867	974.6	(78.5)
Adjusted Operating Profit Before tax	18,249	19,639	18,264	(7.1)	7.5

2020 and 2019

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2020 was R$4.7 billion, a R$13.7 billion decrease from R$18.4 billion for the year ended December 31, 2019. This variation was mainly due to:

•	an increase of R$3,956 million in impairment losses on financial assets mainly due to the global COVID 19 pandemic that resulted in a R$3,200 million additional allowance for potential loan losses and the recurrent growth of the credit portfolio.

•	a decrease of R$587 million in net interest income for the year ended December 31, 2020, compared to the year ended December 31, 2019 mainly attributed to the impact from spread pressure and the mix effect as a result of the economic effects of the COVID-19 pandemic.

This variation was partially offset by an increase of R$481 million in net fee and commission income for the year ended December 31, 2020, compared to the year ended December 31, 2019, mainly due to (i) an increase in revenues from the sale of insurance and capitalization, and (ii) an increase in revenues from trade finance, and (iii) an increase in revenues from credit and debit cards.

Excluding the effects of the hedge for investments held abroad on our revenues, our operating profit before taxes would have been R$18.2 billion, 7.1% lower than in the fiscal year ended December 31, 2019.

2019 and 2018

Operating profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2019 was R$18.4 billion, a 48.2% or R$6.0 billion increase from R$12.4 billion for the year ended December 31, 2018. This variation was mainly due to:

•	an increase of R$2,653 million in net interest income for the year ended December 31, 2019, compared to the year ended December 31, 2018 mainly due to an 15.0% increase in the volume of our credit;

•	an increase of R$1,386 million in net fee and commission income for the year ended December 31, 2019, compared to the year ended December 31, 2018, mainly due to (i) an increase in revenues from credit and debit cards, (ii) an increase in revenues from sale of insurance and premium bonds, and (iii) an increase in revenues from current account service; and

•	a decrease of R$377 million in impairment losses on other assets (net) mainly due to impairment loss of assets in the acquisition and development of software that was recorded due to obsolescence function and disruption of these systems in 2018 that did not occur in 2019.

In 2019, our operating profit before taxes, excluding the effects of the hedge for investments held abroad, on our revenues would have been R$19.6 billion, 7.5% higher than in the fiscal year ended December 31, 2018. Operating profit before taxes excluding the hedge of investments held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Global Wholesale Banking

	For the Year Ended December 31,
	2020	2019	2018	% Change 2020/2019	%Change 2019/2018
	(in millions of R$, except percentages)
Net interest income	2,985	2,277	2,531	31.1	(10.0)
Income from equity instruments	30	14	23	114.2	(37.9)
	28	-	-	-	-
Net fee and commission income	1,823	1,790	1,595	1.8	12.2
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,812	1,215	1,163	49.2	4.5
Other operating income (expenses)	(105)	(39)	(90)	172.4	(57.0)
Total income	6,574	5,258	5,222	25.0	0.7
Administrative expenses	(1,340)	(1,248)	(1,202)	7.4	3.8
Personnel expenses	(732)	(774)	(802)	(5.4)	(3.6)
Other administrative expenses	(609)	(474)	(400)	28.4	18.5
Depreciation and amortization	(91)	(95)	(103)	(4.6)	(8.3)
Provisions (net)	(18)	(13)	(53)	37.9	(75.5)
Impairment losses on financial assets (net)	(71)	54	(294)	(229.7)	(118.4)
Impairment losses on other assets (net)	(56)	(58)	(58)	(4.7)	-
Operating profit before tax	4,998	3,898	3,512	28.2	11.0

2020 and 2019

Operating profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2020 was R$5.0 billion, a 28.2%, or R$1,100 million increase from R$3.9 billion for the year ended December 31, 2019.

This variation was mainly due to:

•	an increase of R$708 million in net interest income, representing a 31% change from 2019, mainly due to the increase in the credit portfolio resulting from the economic effects of the COVID-19 pandemic.

•	Gain on financial assets and liabilities and exchange differences of R$597 million due to the positive gains from increased market operations in derivatives and especially gains in the IPCA-indexed bonds portfolio.

This variation was partially offset by an increase of R$125 million in impairment losses on financial assets due to an increase in the coverage for potential loan losses.

2019 and 2018

Operating profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2019 was R$3.9 billion, a 11.0%, or R$385 million increase compared to December 31, 2018.

This variation was mainly due to:

•	a decrease of R$347 million in impairment losses on financial assets (net) principally owing to our preventive management.

•	an increase of R$195 million in in net fee and commission income manly due to an increase in revenues from securities underwriting and placement and an increase in revenues from administration and custody.

This variation was partially offset by a decrease of R$253 million in net interest income mainly lower volume in the corporate portfolio.

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

For further information, see Notes 16. Deposits from the Brazilian Central Bank and Deposits from credit institutions, 17. Client deposits, 18. Marketable debt securities, 19. Debt Instruments Eligible to Compose Capital and 20. Other Financial Liabilities to our consolidated financial statements included elsewhere in this annual report.

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2020	2019	2018
	(in millions of R$)
Customer deposits	445,813	336,515	304,198
Current accounts	35,550	28,231	18,854
Savings accounts	62,210	49,040	46,068
Time deposits	269,929	200,740	190,983
Repurchase agreements	78,124	58,504	48,293
Backed operations with Private Securities(1)	14,944	9,506	6,978
Backed operations with Public Securities(1)	63,180	48,997	41,316
Deposits from the Brazilian Central Bank and credit institutions	131,657	99,271	99,023
Demand deposits	296	685	710
Time deposits(2)	76,489	56,602	47,227
Repurchase agreements	54,872	41,984	51,086
Backed operations with Private Securities(1)	13,844	9,506	6,978
Backed operations with Public Securities(1)	41,028	32,478	44,108
Total deposits	577,470	435,786	403,221
Marketable debt securities	56,875	73,702	74,626
Agribusiness Credit Notes	14,747	14,777	11,925
Treasury Bills	12,750	27,587	30,721
Real Estate Credit Notes	19,979	22,623	27,463
Bonds and other securities	9,399	8,715	4,517
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	13,120	10,176	9,780
Subordinated liabilities	-	-	9,886
Total Funding	647,465	519,664	497,513

(1)	Refers primarily to repurchase agreements backed by debentures issued by the Bank as collateral security.

(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.

Deposits

Customer Deposits

Our balance of customer deposits was R$445.9 billion on December 31, 2020, R$336.5 billion on December 31, 2019, and R$304.2 billion on December 31, 2018, representing 68.9%, 64.8% and 61.1% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$35.7 billion on December 31, 2020, R$29.5 billion on December 31, 2019 and R$18.9 billion on December 31, 2018, representing 6.2%, 6.8%, and 4.7% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$62.2 billion on December 31, 2020, R$49.0 billion on December 31, 2019 and R$46.1 billion on December 31, 2018, representing 10.8%, 11.3% and 11.4% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$269.9 billion on December 31, 2020, R$176.0 billion on December 31, 2019 and R$191.0 billion on December 31, 2018, representing 46.7%, 40.4% and 47.4% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements decreased to R$78.1 billion on December 31, 2020 from R$82.0 billion on December 31, 2019 and R$48.3 billion on December 31, 2018, representing 13.5%, 18.8% and 12.0% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$131.7 billion on December 31, 2020, R$99.3 billion on December 31, 2019 and R$99.0 billion on December 31, 2018, representing 22.8%, 22.8% and 24.6% of total deposits, respectively.

Our balance of deposits includes mainly borrowings and domestic onlendings:

•	Borrowings. We have relationships with banks all over the world, providing credit lines as foreign currency-linked (either to the U.S. dollar or to a basket of foreign currencies). We apply the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.

•	Domestic Onlendings. We lend from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of lending is known as “repassing” or “onlending.” Because the repassed funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over the cost of funds. We, however, retain the commercial credit risk of the borrower and therefore have discretion in the lending decision and application of the credit criteria. This type of funding is not affected by compulsory deposit requirements. The onlending is generally secured or guaranteed, although this is not required by the terms of the onlending.

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$56.9 billion on December 31, 2020, R$73.7 billion on December 31, 2019 and R$74.6 billion on December 31, 2018, representing 8.8%, 14.2% and 15.0% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$14.7 billion on December 31, 2020, R$14.8 billion on December 31, 2019, and R$11.9 billion on December 31, 2018.

Treasury bills (Letras Financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital. Pursuant to CMN Resolution 4.733 of June, 2019, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$50,000 for senior transactions. Our balance of treasury bills totaled R$12.8 billion as of December 31, 2020, a 53.8% decrease from December 2019.

Real estate credit notes (Letras de Crédito Imobiliário) decreased 6.1%, from R$21.3 billion on December 31, 2019 to R$20.0 billion on December 31, 2020.

We undertake issuances of securities, including under our Global Medium Term Notes Program. Our balance of bonds and other securities was R$9.4 billion on December 31, 2020 and R$10.1 billion on December 31, 2019. This change was principally due to the fact that certain debt instruments reaching maturity were not replaced.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

On November 2018, we issued U.S. dollar-denominated Notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure, as follows:

•	USD1.25 billion indexed 7.25% per year with no maturity (perpetual) and interest paid semiannually; and

•	USD1.25 billion indexed 6.125% per year maturing in November 2028 and interest paid semiannually.

These issuances were made through the Cayman Agency and as a result they do not generate liability for income tax at source.

As of December 31, 2020 the balance for both Tier 1 and Tier 2 debt instruments was R$13.1 billion compared to R$10.2 billion as of December 31, 2019. This variation was due to foreign exchange differences arising from the depreciation of the real relative to the U.S. dollar in 2020 compared to 2019.

Subordinated Liabilities

On December 31, 2018 the subordinated liabilities we had were repurchased, according to the approval issued by Brazilian Central Bank on December 18, 2018. For further information, see note “19 - Debt Instruments Eligible to Compose Capital” in “Item 18. Financial Statements”.

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

For additional information regarding minimum regulatory level and other Basel III requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision— Capital Adequacy and Leverage - Basel—Basel III” and note “30 - Operational Ratios” to our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

5C. Research and Development, Patents and Licenses, etc.

We do not have any policy or significate project involving research and development, and we do not own patents or patents licenses, bearing in mind that we only have licenses involving trademarks.

5D. Trend Information

The following discussion is based largely upon our current expectations about future events, and trends affecting our business. Actual results for our industry and performance could differ substantially. For further information related to our forward-looking statements, see “Forward-Looking Statements” and for a description of certain factors that could affect our industry in the future and our own future performance, see “Item 3. Key Information—3D. Risk Factors.”

Impact of COVID-19 on our Business

We expect that our business will continue to be affected by the COVID-19 pandemic and governmental responses to it, including by their respective impacts on our customers, suppliers and other third parties with whom interact as well as on Brazilian and global economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations,” “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

Other Trends Affecting our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition, in addition to those set forth under “—Impact of COVID-19 on our Business”:

•	since December 2019, a novel strain of coronavirus has spread in China and other countries, culminating in the COVID-19 pandemic. Such events have caused disruption of regional or global economic activity, which could affect our operations and financial results. The extent to which the COVID-19 pandemic impacts our results will depend on future developments, which are highly uncertain, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the COVID-19 pandemic or treat its impact, among others. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations,” “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19”;

•	the economic and political crisis in Brazil may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses increase;

•	financial problems in certain countries in Europe, including in the United Kingdom or in other countries as a result of the exit of the United Kingdom from the European Union, could lead to another international financial crisis. If this occurs, Brazilian GDP growth in future periods may be depressed and, as a result, our credit portfolio may not grow or could decrease and our provisions for loan losses would increase;

•	potential inflation increases that could cause an increase in interest rates and lower growth in lending activities;

•	continued market volatility and instability that could affect our revenues;

•	restrictive regulations or government intervention in the banking business, which could affect our margins and/or growth in lending activities;

•	regulatory capital changes toward more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;

•	decreased liquidity in domestic capital markets;

•	tax policies that could decrease our profitability;

•	currency fluctuation and exchange rate controls that could have an adverse impact on international investors;

•	failure to adequately protect ourselves against risks relating to cyber-security;

•	our dependence on the proper functioning of information technology systems; and

•	in contrast to all the points mentioned above, a recovery in the Brazilian economy, with new reforms underway (such as the pension reform and the foreign trade reform), and ongoing control of inflation, could have a positive effect on the economic environment and, therefore, impact our business.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5E. Off-Balance Sheet Arrangements

We have entered, in the normal course of business, into several types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees. For more information, see note “43 – Other disclosures” in our consolidated financial statements included elsewhere in this annual report.

Lending-Related Financial Instruments and Guarantees

We use lines and letters of credit and financial guarantee instruments to meet the financing needs of our customers. The contractual amount of these financial instruments represents represent the maximum possible credit risk should the counterparty draw down the commitment or we fulfill our obligation under the guarantee, and the counterparty subsequently fails to perform according to the terms of the contract. Most commitments and guarantees expire without the counterparty drawing on the credit line or a default occurring. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements. Further, certain commitments, primarily related to consumer financing are cancelable, upon notice, at our option.

The “maximum potential amount of future payments” represents a notional amount potentially lost if a total default by the guaranteed parties occurred, without considering possible recoveries from collateral held or pledged, or those under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, the maximum potential amount of future payments significantly exceeds inherent losses.

For further information, see note “43 – Other disclosures” in “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

5F. Contractual Obligations

Our contractual obligations as of December 31, 2020 are summarized as follows:

	As of December 31, 2020
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions	131,657	127,238	3,764	-	655
Customer deposits	445,900	346,515	62,769	36,578	38
Marketable debt securities	56,876	27,552	28,158	747	418
Debt Instruments Eligible to Compose Capital(1)	13,120	220	12,899	-	-
Total	647,552	501,525	107,590	37,325	1,110

(1)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5A—Operating And Financial Review And Prospects—A. Operating Results.”

(2)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2020 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts payable on derivative contracts as they are dependent on changes in financial markets. The net fair value position of our derivative contracts as of December 31, 2020 reflected liabilities of R$3,109 million, compared to liabilities of R$1,983 million as of December 31, 2019.

In addition, we lease several properties under standard lease contracts, which can be cancelled or renewed at our option and include escalation clauses. The total future minimum payments of non-cancelable operating leases as of December 31, 2020 was R$2,450 million. From this total, R$671 million matures in up to one year, R$1,608 million matures from one year to up to five years and R$171 million matures after five years. Additionally, we have contracts with indeterminate maturities totaling R$0.9 million for the year ended December 31, 2020.

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

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Álvaro Antonio Cardoso de Souza	Chairman	September 5, 1948
Sergio Agapito Lires Rial	Vice-Chairman	July 28, 1960
José Antonio Álvarez Álvarez	Member	January 6, 1960
José de Paiva Ferreira	Member	March 1, 1959
José Maria Nus Badía	Member	December 9, 1950
Pedro Augusto de Melo	Independent Member	November 4, 1961
Deborah Patricia Wright	Independent Member	September 4, 1957
Deborah Stern Vieitas	Independent Member	August 21, 1957
Marília Artimonte Rocca	Independent Member	January 31, 1973

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Sergio Agapito Lires Rial	Chief Executive Officer	July 28, 1960
Alberto Monteiro de Queiroz Netto	Vice President Executive Officer	November 30, 1967
Angel Santodomingo Martell	Vice President Executive Officer and Investor Relations Officer	November 16, 1965
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Carlos Rey de Vicente	Vice President Executive Officer	February 20, 1974
Ede Ilson Viani	Vice President Executive Officer	September 5, 1967
Jean Pierre Dupui	Vice President Executive Officer	September 23, 1968
Juan Sebastián Moreno Blanco	Vice President Executive Officer	December 17, 1964
Mário Roberto Opice Leão	Vice President Executive Officer	July 21, 1975
Patricia Souto Audi	Vice President Executive Officer	May 15, 1968
Vanessa de Souza Lobato Barbosa	Vice President Executive Officer	December 24, 1968
Adriana Marques Lourenço de Almeida	Officer	October 4, 1972
Amancio Acúrcio Gouveia	Officer	March 31, 1963
Ana Paula Vitali Janes Vescovi….	Officer	April 08, 1969
André de Carvalho Novaes	Officer	April 14, 1969
Carlos Aguiar Neto	Officer	March 5, 1971
Cassio Schmitt	Officer	April 23, 1971
Claudenice Lopes Duarte	Officer	July 25, 1972
Daniel Fantossi Assa	Officer	December 12, 1975
Elita Vechin Pastorelo Ariaz	Officer	March 28, 1970
Francisco Soares da Silva Junior	Officer	January 23, 1970
Franco Luigi Fasoli	Officer	September 18, 1975
Geraldo José Rodrigues Alckmin Neto	Officer	September 8, 1981
Germanuela de Almeida de Abreu	Officer	December 6, 1975
Gustavo Alejo Viviani	Officer	August 26, 1975
Igor Mario Puga	Officer	November 10, 1981
Jean Paulo Kambourakis	Officer	May 09, 1980
João Marcos Pequeno De Biase	Officer	October 12, 1967
José Teixeira de Vasconcelos Neto	Officer	March 8, 1975
Luis Guilherme Mattos de Oliem Bittencourt	Officer	December 4, 1973
Luiz Masagão Ribeiro Filho	Officer	September 1, 1976
Marcelo Augusto Dutra Labuto	Officer	September 9, 1971
Marilize Ferrazza Santinoni	Officer	November 20,1965
Marino Alexandre Calheiros Aguiar	Officer	May, 14, 1971
Ramón Sanchez Díez	Officer	October 29, 1968
Ramon Sanchez Santiago	Officer	May 25, 1969
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Ricardo Olivare de Magalhães	Officer	January 26, 1979
Roberto Alexandre Borges Fischetti	Officer	August 28, 1975
Robson de Souza Rezende	Officer	January 24, 1967
Sandro Kohler Marcondes	Officer	April 16, 1964
Sandro Rogério da Silva Gamba	Officer	August 31, 1975
Thomas Gregor Ilg	Officer	September 12, 1968
Vitor Ohtsuki	Officer	June 05, 1977

Below are the biographies of the members of our (i) Board of Directors, which were elected at the Shareholders’ Meetings held on April 26, 2019 (election of all members but Pedro Augusto de Melo); and June 10, 2020 (election of Pedro Augusto de Melo); and (ii) our Board of Executive Officers, as elected at the Board Meetings held on May 3, 2019 (election of all members but Ana Paula Vitali Janes Vescovi, Sandro Rogério da Silva Gamba, Marcelo Augusto Dutra Labuto, João Marcos Pequeno De Biase, Adriana Marques Lourenço de Almeida, Francisco Soares da Silva Junior, Marilize Ferrazza Santinoni, and Ricardo Olivare de Magalhães); July 2, 2019 (election of Ana Paula Vitali Janes Vescovi); December 31, 2019 (conduction of Ede Ilson Viani from the position of Officer to the position of Vice President Executive Officer); February 28, 2020 (election of Sandro Rogério da Silva Gamba); April 7, 2020 (election of Marcelo Augusto Dutra Labuto); July 3, 2020 (election of João Marcos Pequeno De Biase); and December 18, 2020 (election of Adriana Marques Lourenço de Almeida, Francisco Soares da Silva Junior, Marilize Ferrazza Santinoni, and Ricardo Olivare de Magalhães).

Members of the Board of Directors:

Álvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948. He holds degrees in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and The Wharton Business School at the University of Pennsylvania. He is the Managing Director of AdS - Management, Consulting and Investments, a firm which provides advice on investments and general management. He is the Chairman of the Board of Santander Brasil and a member of Santander Global Board in Spain. He developed his career in the banking business and has worked at Citigroup for thirty-two years, in Brazil and abroad. In addition to the period he worked at Citigroup, he was founder and President of Banco ABC, then a subsidiary of Globo Group, Chairman of the Deliberative Council of Fundo Brasileiro para Biodiversidade (FUNBIO), and President of the American Chamber of Commerce in São Paulo (AmCham). He was also a board member of WWF International, MasterCard International and several Brazilian companies such as AmBev S.A., Celbrás, Ultraquímica, SPCI Computers, Lazard Brazil Bank, Triângulo Bank, CSU Cardsystems, Duratex S/A. and Gol Airlines. He was also President of the Board of Directors of WWF Brasil. Mr. Souza is coordinator of the Nomination and Governance Committee, and a member of the Compensation Committee and Risk and Compliance Committee of Santander Brasil, as well as chairman of the Risk and Compliance Committee of Santander Group.

Sérgio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. He has a degree in Law from the Universidade Federal do Rio de Janeiro and a degree in Economics from the Universidade Gama Filho. Mr. Rial also holds an MBA from IBMEC in São Paulo, as well as specialization degrees from Harvard Business School, the Wharton School of Business at the University of Pennsylvania, and INSEAD in France. His professional career includes serving as Chief Executive Officer of Marfrig Global Foods S.A, Vice-President Executive Officer and World Chief Financial Officer of Cargill. He was also a member of the board of directors of Cargill for nine years. He was a Managing Director of Bear Stearns & Co., in New York, Officer of ABN AMRO Bank and a member of the board of directors of ABN AMRO Bank in the Netherlands, as well as a member of the board of directors of Mosaic Fertilizers. Currently, he is Vice-Chairman of the Board of Directors and Chief Executive Officer of Santander Brasil, Chairman of the Board of Directors of Universia Brasil S.A and member of the Board of Directors of the Santander Group.

José Antonio Álvarez Álvarez. Mr. Álvarez is Spanish and was born on January 6, 1960. He holds a Bachelor’s degree (Hons) in Administration and Business Economics from Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. Mr. Álvarez became CEO of Santander Group on January 1, 2015, and Executive Vice Chairman on January 15, 2019. Prior to this, he served as Executive Vice President of Finance of Santander Spain, from 2004 to 2015 and Head of the Finance Division from 2002 to 2004. Before joining Santander Group, he served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as Financial Officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. Previously, he served as Chief Financial Officer of Banco Hipotecario, S.A. in Spain, Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones, and held positions at Banco de Crédito Industrial and Instituto Nacional de Industria. He served as a member of the Board of Directors of Santander Consumer Finance S.A, Santander Consumer Bank AG and Banco de Crédito Local S.A., among others, and served on the supervisory boards of Santander Group's independent subsidiaries, such as Poland, Germany and the United States. He was Chairman of the European Banking Federation Board and chaired the Banking Supervision Committee from 2009 to 2012. Mr. Álvarez is currently a member of our Board of Directors since 2009.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started at Banco Bradesco in 1973 and occupied several different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he occupied the position of e-Business Officer for Latin America, in the American Division of Santander Central Hispano. At the end of 2001, he returned to Brazil to work at as Vice President Executive Officer of Banco Banespa, where he was responsible for the Human Resources, Technology, Operations and Patrimony. In 2003, he became Vice President Executive Officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice President Executive Officer, responsible for the Retail Business. In March 2011, he became a member of Santander Brasil’s Board of Directors, and joined the Mitsubishi Corp Group based in Los Angeles, California, USA, where his main activities involved technological innovations. From July 2013 to December 2019, he returned to Santander Brasil and acted as Senior Vice President Executive Officer, responsible for Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. Additionally, he performed the following functions: Executive Director of Febraban (2014 to 2019), Chairman of the Febraban Self-Regulation Board (2016 to 2019), Chairman of the Board of Directors of CIP- Interbank Payment Chamber (2015 to 2018), President of Tecban Council - Banking Technology (2014 to 2015), Advisor of the Cancer Institute - SP (2009 to 2010) and Mentor of the Inova Unicamp Program (2011 to 2013). Currently, he is a member of our Board of Directors and a member of our risk and compliance committee.

José Maria Nus Badía. Mr. Badía is Spanish and was born on December 9, 1950. He holds a degree in Business Administration, Economics and Political Science from the Business School of the University of Zaragoza. He started at Santander as Executive Director and Chief Risk Officer at Banco Español de Credito, S.A. (Banesto). In 2010, Mr. Badía served as Executive Director and Chief Risk Officer of Santander UK. From June 2014 to 2019, he served as Chief Risk Officer of Santander Group. Currently, Mr. Badia is Group Chairman Senior Risk Advisor of Santander Group, as well as a member of the Board of Directors of Santander Brasil, Santander Spain and other entities of the Santander Group.

Pedro Augusto de Melo. Mr. de Melo is Brazilian and was born on November 4, 1961. He holds a graduate degree in accounting and a postgraduate degree in accounting and financial administration from the São Judas Tadeu University of Accounting Sciences (São Paulo). Since March 2, 2020, Mr. de Melo has served as CEO of the Brazilian Institute of Corporate Governance (IBGC). He is also a member of the Governance Committee of Amcham Brasil and executive of the Union of Accounting Companies - SESCON. He developed his career in the audit areas of Deloitte and KPMG. From 2008 to 2017, he was CEO of KPMG Brazil, attaining, in 2015, the position of CEO for KPMG South America. On October 1, 2017, he assumed the roles of COO for South America and Leader of Customers and Markets for South America until he retired from the firm in early 2020. Additionally, he actively participated in other levels of Governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON - Brazilian Institute of Independent Auditors between 2009 and 2010. Currently, he is an independent member of board of directors and the coordinator of Risk and Compliance Committee of Santander Brasil S.A.

Deborah Patricia Wright. Mrs. Wright is Brazilian and was born on September 4, 1957. She holds a Business Administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon’s Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Marketing Director, becoming Commercial Vice President in 1994. In 1995 she became the General Manager of Kraft Suchard Foods. In 1997, she reached the position of General Manager of Kibon. At ICI/Paints, she was the General Manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the Regional Manager for ICI. She was also General Officer at Parmalat Brasil in 1999, and Chief Executive Officer of Pão de Açúcar’s Group Internet Division from 2000 to 2001. From 2002 to 2007, she was Corporate Vice President/Commercial Vice President in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was Chief Executive Officer/Country Manager of Ipsos Brasil, a market research firm, where she has also been acting as a board member since 2001. From 2001 to 2005, she was a member of the Escola Americana de São Paulo’s board (Graded School). From 2005 to 2006, she was a member of the superior board of CONAR (National Board of Advertising Self-Regulation). From 2008 to 2009 she was a member of the Board of Directors of the Samaritano Hospital in São Paulo. From 2008 to 2014, she was a member of Lojas Renner’s board, as well as Chairwoman of the Sustainability Committee from 2012 to 2014. From 2013 to 2016, she was a member of the Advisory Board of Eurofarma, 4th largest Brazilian pharmaceutical company, still privately owned and not listed on stock exchange. Currently, she is associated with the following entities: Brazilian subsidiary of WCD Group (Women Corporate Directors), of which she co-founded in 2010; Strategy Commission at IBGC (Brazilian Institute of Corporate Governance), where she leads a work and study group of DEI (Diversity , Equity and Inclusion); she is part of AmCham’s (American Chamber of Commerce) Strategic Forum of Corporate Governance; and she is an ambassador of the 30% Club and WOB (Women on Boards) and has been involved in advocacy for gender diversity for over a decade. Besides that, she is an independent member of the Board of Directors, a member of the nominations and governance committee and a chairwoman of the Compensation Committee of Santander Brasil S.A.

Deborah Stern Vieitas. Mrs. Vieitas is Brazilian and was born on August 21, 1957. She holds a degree in Public Administration from FGV-SP and Journalism from the School of Communications and Arts (Escola de Comunicações e Artes) of the University of São Paulo. She also holds a master’s degree in Business from FGV-SP and in Public Administration from École Nationale d’Administration. She is currently the Chief Executive Officer of American Chamber of Commerce Brazil (Amcham Brazil). From 2015 to 2017, she was an independent member of the Board of AXA Seguros SA. From 2008 to 2014, she was CEO and Board Member of the Banco Caixa Geral – Brasil. From 2000 to 2008, as Executive Vice President of Banco BNP Paribas Brasil, Mrs. Vieitas was responsible for Corporate Coverage and Loan and Financing portfolios. From 1998 to 2000, she was an Executive Vice President of Banco CCF Brasil and in charge of Large Corporate & Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. Currently she is an independent member of our Board of Directors and chairwoman of the Audit Committee, in addition to having already been a member of the Risks and Compliance Committee.

Marília Artimonte Rocca. Ms. Rocca is Brazilian and was born on January 31, 1973. She serves as CEO of Hinode Group since November 2018, the largest Marketing Multilevel consumer goods company in Brazil, with operations also in Latin America. Previously, she was Ticket’s Managing Director in Brazil, a food voucher Edenred Group company. Formerly, she served as vice president at TOTVS, the 6th largest software company worldwide based in São Paulo. From 2008 until 2012, Ms. Rocca was a managing partner at Mãe Terra, a natural and organic foods B-Corp sold to Unilever in 2017. Prior to that she co-founded and managed Endeavor Brazil, the most successful NGO supporting innovative entrepreneurship in Brazil. In 2000, she also co-founded Fundação Brava, a family foundation focused on transferring management tools to the public sector and Brazilian NGOs to boost their effectiveness. From 1995-98, Ms. Rocca worked for Walmart as one of the organization's first female directors in Brazil. For 20 years, Ms. Rocca has served as a board member at privately and public held companies in the Education, Information Technology, Services and Consumer Goods industries. Ms. Rocca earned a BA in Business Administration from EAESP/Fundação Getúlio Vargas and an MBA in Management from Columbia University, attending on the Fundação Estudar Scholarship. She is a 2006 Henry Crown Fellow of The Aspen Institute and a member of the Aspen Global Leadership Network. Also, Ms. Rocca is an independent Board member and coordinator of the Sustainability Committee of Santander Brasil.

Members of the Board of Executive Officers:

Sérgio Agapito Lires Rial. See “—Members of the Board of Directors.”

Alberto Monteiro de Queiroz Netto. Mr. Monteiro is Brazilian and was born on November 30, 1967. He holds a bachelor’s degree in Business Administration from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro. He also completed a post graduate degree in Banking at Universidade de São Paulo and received an MBA in corporate finance at Fundação Getúlio Vargas do Rio de Janeiro. From 2009 to 2011, he served as Chief Financial Officer and Investor Relations Officer at CSN – Companhia Siderúrgica Nacional. Between 2011 and 2014, he was also Chief Financial Officer and Investor Relations Officer of Suzano Papel e Celulose SA. Between 2014 and 2016, he held the position of Executive Vice President at Graninvestimentos S.A., where he was responsible for finance. In 2017, Mr. Monteiro served as Executive Vice President of Banco do Brasil S.A., overseeing the Finance, Investor Relations and M&A Departments. Currently, Mr. Monteiro is the Vice President Executive Officer and Head of the Private Banking Segment of Santander Brasil. He is also the Chief Executive Officer of Return Gestão de Recursos S.A.

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with specialization in Finance from the ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investor Relations Officer. He started at the Santander Group in 2005 as Head of International Developments and Asset Management and then became globally responsible for the investor relations area. He was the head of Grupo Fortis in Brazil and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he occupied the position of Chief Executive Officer of the CFA Society in Spain, where he acted as a founding member of this nonprofit organization focused on serving the holders of financial analyst accreditations (CFA). Additionally, from 2009 to 2014, Mr. Santodomingo served as Vice President of AERI’s (Asociación Española de Relaciones con Inversores) Board of Directors. He is also Chief Executive Officer of Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, and Santander Corretora de Seguros, Investimentos e Serviços S.A., Chairman of the Board of Directors of Webmotors S.A., Banco Hyundai Capital Brasil S.A., and Banco PSA Finance Brasil S.A., and a member of the Board of Directors of Banco RCI Brasil S.A., Santander Leasing S.A. Arrendamento Mercantil.

Alessandro Tomao. Mr. Tomao is Brazilian and was born on March 8, 1977. He holds a bachelor’s degree in Law from the FMU University and a master’s degree in Business Administration - HR from the University of São Paulo. As one of our Executive Vice Presidents, he has been responsible for the Company’s Legal and Corporate Affairs department since February 2018. From June 2010 to February 2018, he was the Head of the Legal Litigation, Legal Consulting in Labor and Pension Funds Departments at Santander Brasil. From January 2000 to May 2010, he served as the head of labor and pension funds legal department at Banco Itaú S.A. Since January 2017, he is a member of the Legal Counsel of ABRAPP (Brazilian Association of Pension Funds). He is also a member of the board of directors of Santander Cultural and Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

Antonio Pardo de Santayana Montes Mr. Pardo is Spanish and was born on November 5, 1971. He holds degrees in Economics and Law from the ICADE School of the Universidade Pontifícia Comillas. As one of our Vice President Executive Officers, he is responsible for the risk management department, having previously held the post of Officer responsible for the Risk Credit Recovery area and Officer of Wholesale Risks and Aymoré CFI. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, Senior Risk Analyst for Santander Central Hispano/Santander Investment from 1998 to 2000, and senior manager of Monitor Company from 2000 to 2005. He returned to the Santander Group in 2005 as Associate Officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil. He is also Vice-President Officer of Banco Bandepe S.A., and Executive Officer of Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, and Sancap Investimentos e Participações S.A.

Carlos Rey de Vicente. Mr. Rey is Spanish and was born on February 20, 1974. He graduated with a degree in Law from the Universidad Complutense de Madrid, and became a member of the Colégio de Abogados de Madrid in 1997. In 2010, he started at Santander Spain, where he was responsible for the strategy and planning of the banks of Santander México, Chile, Argentina, Puerto Rico, Uruguay, Peru and Colombia. From 2001 to May 2010, Mr. Rey was a partner of McKinsey & Co., where he was responsible for heading several projects on strategic consulting. His activities were always concentrated on banking and insurance matters, as well as team management. Previously, Mr. Rey worked as a lawyer in two different law firms, at one of which he was a Partner and Founder, dealing mainly with insurance and civil responsibility. Currently, Mr. Rey is our Vice President Executive Officer responsible for the Finance, Strategy and Quality departments. He is also a member of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil, Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A., Zurich Santander Brasil Seguros e Previdência S.A., Zurich Santander Brasil Seguros S.A. and Santander Brasil Establecimiento Financeiro de Crédito S.A. Mr. Rey currently serves as Vice President Officer and Chairman of the Board of Directors of Santander Cultural, as well as Executive Officer of Esfera Fidelidade S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A. He is also a member of our Sustainability Committee.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting from Faculdade Tibiriçá, and an MBA from Instituto de Ensino e Pesquisa - Insper. He was an auditor at Banco Itaú S.A. from 1986 to 1990, and worked at BankBoston S.A for 16 years as a Senior Auditor, Credit Risk Management Superintendent, Local Currency Loans Head Officer and Small and Medium Companies Head Officer. He joined Santander Brasil in 2007 as officer (or Head Officer) for small and medium business banking and, from July 2010 to 2014, as Retail Banking Risk Management Director (or Head Officer). As one of our officers, he was responsible for our retail banking branches until December 2019, when he was promoted to the position of Vice President Executive Officer, responsible for the Organization, Property, Proceedings, Operations, Technology and Costs areas. He is also a member of the Board of Directors of Tecnologia Bancária S.A. and President Officer of Santander Brasil Tecnologia S.A., and Executive Officer of Santander Tecnologia e Inovação Ltda.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in Economics and a specialization degree, both from Boston University. Currently, he is responsible for Global Corporate Banking at Santander Brasil. From 1992 to 1998, he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001, he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004, he worked for BBVA Brasil in the Debt Capital Markets Department. From 2004 to 2006, he was a Corporate Finance Officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets Department of Santander Brasil. From 2009 to 2012, he was responsible for Global Transaction Banking of Santander in Madrid. Mr. Dupui is also an Executive Officer of Santander Cultural, Banco Bandepe S.A. and Return Gestão de Recursos S.A., as well as member of the Board of Directors of Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

Juan Sebastián Moreno Blanco. Mr. Moreno was born on December 17, 1964, in Spain. He graduated in Business Administration from the University of Houston, TX. From 1987 to 1994, he worked at Bankinter as Commercial Officer, where he was responsible for the Commercial Department as well as for the Enterprises segment in Santander. From 1994 to 1997, he worked as Project Officer in the financial system of Mexico and Brazil, for Booz, Allen & Hamilton, in Mexico. He joined the Santander Group in 1997, where he served as Executive Officer of Companies and Institutions, after which he became Executive Officer of Business Development at Banco Santander Mexico, overseeing the area of products of the bank. In 2006, he became responsible for the segments of Large Enterprises, Corporate, Institutional and High Income in Latin America, in addition to leading the product areas for the countries of Latin America (Comex, Cash Management, Payroll etc.). From 2008 to 2010, he performed the role of Chief Executive Officer of Banco Santander – Puerto Rico. As of 2010, he occupied the position of Vice President Officer of the Commercial area of Banco Santander Mexico, overseeing the business areas. At that time, he was also a member of the Board of Directors, Steering Committee, Asset and Liability Committee, Finance Committee and Risk Committee. As a Vice President Executive Officer, he is responsible for our Retail and Commercial Branches. He is also an Executive Officer of Banco Bandepe S.A. and President Officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

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

Patricia Souto Audi. Ms. Audi is Brazilian and was born on May 15, 1968. She holds a bachelor’s degree in Business Administration, and she is an expert in public policies and government management. Between 2015 and 2018, she served as the secretary of Transparency and Prevention of Corruption at the Brazilian Ministry of Transparency; director of Benefits at INSS (National Institute of Social Security); coordinator at ILO (International Labor Organization) in Brazil; secretary of Management at the Ministry of Planning, Budget and Management of the Federal government and secretary of the Social Development Council at Civil House, a governmental body directly connected to the Presidency of the Republic of Brazil. She joined Santander Brasil in August 2018 as Executive Superintendent Head of the Institutional Relations Department. Since January 2019, she is one of our Vice President Executive Officers, responsible for the Communication, Marketing, Institutional Relations and Sustainability Departments of Santander Brasil. She is also chief executive officer of Rojo Entretenimento S.A., Executive Officer of Universia Brasil S.A. and a member of the Board of Directors of Santander Cultural.

Vanessa de Souza Lobato Barbosa. Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing from Universidade Federal de Minas Gerais. From 1992 to 1995, she served as Marketing Local Manager at Banco Nacional, where she was responsible for sponsorship budget and micromarketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999 she started at Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006, she served as Local Superintendent, where she was responsible for one of the Retail’s Locals, with its head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, Brasília, and the states of the Northeast Region. From 2006 to 2013, Ms. Lobato was Executive Superintendent of one of our branch networks, overseeing the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana, totaling 258 branches in 94 cities. As one of our Vice President Executive Officers, she is currently responsible for the Human Resources department. She is also a member of the Board of Directors of Santander Cultural.

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

Ana Paula Vitali Janes Vescovi. Mrs. Vescovi is Brazilian and was born on April 8, 1969. She graduated in Economics from Universidade Federal do Espírito Santo, Master in Public Administration from Brazilian School of Public Administration at Fundação Getúlio Vargas/RJ, Master in Public Economics from Universidade de Brasilia/DF and postgraduate in Public Policies and Government Management from the National School of Public Administration/DF. Since 1999, she has worked in public service, with an emphasis on fiscal and financial management and public policies, with executive experience in the three spheres of government. Since 2015, she served as Chairman of the board of directors of Banco do Estado do Espírito Santo – BANESTES, Instituto de Resseguros do Brasil and Caixa Econômica Federal, and member of the Board of Directors of Eletrobras and currently serves as a board member of Ultrapar. As one of our officers, she is responsible for the macroeconomic research area.

André de Carvalho Novaes. Mr. Novaes is Brazilian and was born on April 14, 1969. He holds a degree in Economics from the Universidade Federal Fluminense and an executive MBA from BPS Business School (São Paulo and Toronto). From 1993 to 1997, he served as Products Coordinator in Santander Brasil, where he was responsible for credit proposals analysis, and in several areas at Aymoré CFI and in posts as commercial operator, credit and collection chief. In 1996, he served as coordinator of products in São Paulo. From 1997 to 2001, he served as commercial manager. From 2002 to 2008, he served as Regional Manager. From 2008 to 2012, he served within Santander Brasil as the person responsible for the Other Assets segment in Aymoré CFI. Since 2012, he has served as Executive Superintendent in Santander Brasil, with responsibility for Aymoré CFI’s Vehicle Partnerships. In December 2012, he became the Commercial Coordinator of Aymoré CFI, with responsibility for the Commercial and Partnerships team. Currently, Mr. Novaes is head of Santander Financiamentos and reports to the CFO. He is also Executive Officer of Aymoré CFI, Vice Chairman of the Board of Directors and Vice President Officer of Webmotors S.A., a member of the Board of Directors of Banco Hyundai Capital Brasil S.A., Santander Auto S.A. and Loop Gestão de Pátios S.A. and a member of the Board of Directors and Institutional Relations Officer of Banco RCI Brasil S.A.

Carlos Aguiar Neto. Mr. Aguiar is Brazilian and was born on March 5, 1971. He holds a degree in Electrical Engineering from Fundação Armando Alvares Penteado with specialization in Business Administration from Fundação Getúlio Vargas. From 1996 to 2007, he worked as Treasurer of Cargill Agrícola S.A., officer of Cargill Previdência and Executive Officer of Banco Cargill S/A. From 2007 to 2010, he was CFO and Investor Relations at BrasilAgro – Cia Brasileira de Propriedades Agrícolas S.A. From 2010 to 2015, he was CEO at Macquarie Crop Partners LP at Macquarie Bank responsible for funds that invest in farms and grain production in Brazil and Australia. Since 2015, he has been responsible for the agribusiness area of Santander Brasil. He is also a member of our Sustainability Committee and a member of the Board of Directors of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in Corporate Economics from Fundação Getúlio Vargas and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He was the Economist of Banco de Crédito Nacional S.A. from 1995 to 1996, and Senior Economist at UNIBANCO – União de Bancos Brasileiros S.A. from 1996 to 1999. He was an associate of the Leveraged Finance team of UBS Warburg in 2000 in New York, Project Finance Superintendent of UNIBANCO from 2001 to 2003 and Corporate Banking Superintendent of UNIBANCO Representative Office in New York from 2003 to 2004. He became responsible for the project finance team of Santander Brasil in 2004 and for the areas of acquisition finance and syndicated lending in 2010. From 2011 to 2012, he was the Director responsible for the GCB Clients Risk Department, from 2013 to 2014 he was responsible for Global Transaction Banking and from 2015 to 2018 he was the officer responsible for the Credit Recovery Business and Personal and Real Estate Loans, and from 2019 to 2020 he was in charge of the Retail Corporate Business, Government and Institutional customers. Currently, Mr. Schmitt serves as our officer in charge of the Retail Credit Products and a member of the Board of Directors of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.

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

Elita Vechin Pastorelo Ariaz. Ms. Vechin is Brazilian and was born on March 28, 1970. She holds a degree in Law from Universidade de São Paulo, Master of Laws (LL.M.) from Temple University – Pennsylvania, and is a graduate of the Special Program in Corporate Finance from New York University. She is a member of the Bar Association in both Brazil and New York. Between 1992 and 1996, she was a lawyer at Tenege – Técnica Nacional de Engenharia S.A; between 1997 and 1998, she was foreign attorney at Cameron & Hornbostell LLP, Washington, DC; between 1998 and 2001, she was associate at Lebouf, Lamb, Greene and Macre, LLP in New York, NY. In 2002, she was Senior Counsel at Grupo Ultra. Between 2002 and 2018, she was head of the Legal Department of the Investment Bank at Grupo Safra. In 2018, she joined Santander Brasil as Executive Superintendent of the Legal Affairs Department, where she now serves as one of our officers. She is also Executive Officer of Return Gestão de Recursos S.A.

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

Germanuela de Almeida de Abreu. Mrs. de Abreu is Venezuelan and was born on December 6, 1975. She holds a degree in Economics from Universidad Católica Andrés Bello – Caracas/Venezuela with an MBA in Human Resources from USP (Universidade de São Paulo – São Paulo). She completed the Development Program for Board Members by Fundação Dom Cabral. She served at Banco da Venezuela (Grupo Santander Caracas) as Senior Risk Analyst from 1999 to 2001. At Santander Brasil, she was Senior Sales Support Manager between 2001 and 2002, Human Resources Training Consultant between 2002 and 2003, HR Risk Consultant between 2003 and 2006, Executive Manager of HR between 2006 and 2008 and Superintendent of Human Resources between 2008 and 2013. At Santander Brasil, she served as Executive Superintendent between 2013 and 2018, with responsibility over the strategy of Performance Management, Careers, Compensation, Benefits and Budget and Expenditure Management for the Bank and, in 2018, she was appointed as officer for the HR department.

Gustavo Alejo Viviani. Mr. Alejo is Argentinian and was born on August 26, 1975. He holds a degree in Economics from Pontifícia Universidade Católica of São Paulo and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. He completed academic extension courses in Business Administration at the University of California-Berkeley and Advanced Corporate Finance at the London Business School. From July 1997 to March 1999, he was a Junior Research Analyst of Shares and Fixed Income at Citibank (Brasil). He has served at Santander Brasil since 2000, where he has been a Credit Consultant, a Trader, a Senior Relationship Manager, the Superintendent of Corporate and Investment Banking and the Managing Director of our Corporate and Investment Banking Division. He currently serves as our officer responsible for the Credit and Recovery Division. He is also Executive Officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

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

Jean Paulo Kambourakis. Mr. Kambourakis is Brazilian and was born on May 9, 1980. He holds a degree in Electrical Engineering from Universidade de São Paulo and a degree in Business Administration from Fundação Getúlio Vargas. He started his career at Banco Real, where between 2004 and 2006, he was trainee, Senior Project Analyst and Project Consultant. He has been at Santander Brasil since 2006, where he has been Superintendent of Projects; Executive Superintendent of Organization and Efficiency; Executive Superintendent of Planning; and Executive Superintendent of Planning, Expenses and Efficiency. As one of our officers, he is currently responsible for the Securitization area. He is also Executive Officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.

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

Marino Alexandre Calheiros Aguiar. Mr. Aguiar is Portuguese and was born on May 14, 1971. He graduated with a degree in Business Administration from the Technical University of Lisbon and an MBA in Information Technology and Internet. Mr. Aguiar started his career in 1994 as a Systems Analyst at Accenture in Portugal, responsible for Functional Design and Technical Computer Systems. From 1996 to 1999, he had the task of Coordinator and, in 1999, became Manager responsible for providing consulting and technology services to banking institutions in Portugal and Brazil. He held the position of Senior Manager from 2002 to 2006, and was an officer from 2006 to 2008, responsible for developing the commercial and relationship strategy of the Insurance segment. Between 2008 and 2010, he worked for CPM Braxis as an officer, with responsibility for the technology program of a major financial institution in Brazil. In 2010, Mr. Aguiar became a statutory officer at Accenture Brazil, responsible for technology services to the financial industry in Latin America. He is currently one of our officers, and is responsible for our Technology area in the Vice Presidency of Proceedings, Technology and Operations unit. He is also Executive Officer of Santander Brasil Tecnologia S.A. and Santander Tecnologia e Inovação Ltda.

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

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. He worked for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001 rendering tax advisory services to Brazilian and multinationals entities. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. As one of our officers, he is responsible for accounting and tax procedures, planning strategies and corporate reorganization processes. He also serves as Administrator of Aquanima Brasil Ltda. and Summer Empreendimentos Ltda., as Executive Officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Banco Bandepe S.A. and Santander Holding Imobiliária S.A., as Vice President Officer of Santander Corretora de Seguros, Investimentos e Serviços S.A., and as Chairman of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil.

Roberto Alexandre Borges Fischetti. Mr. Fischetti is Brazilian and was born in August 28, 1975. He holds a degree in Economics from the business school of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade (FEA), Universidade de São Paulo). Mr. Fischetti has acted in the Brazilian financial market and banking industry since 1998. From 1998 to 2003, he worked at Deustche Bank as Fixed Income Trader, responsible for management of proprietary interest and exchange positions. From 2004 to 2007, he was Superintendent of Treasury Products at Banco Real, responsible for the structuring of operations and treasury products and coordination of the product team. Since 2007, Mr. Fischetti was Financial Executive Superintendent of Santander Brasil, responsible for the management of structural interest and exchange rate exposures, local and external liquidity management, and the pricing of commercial operations. As one of our officers, he is responsible for the ALM financial management. He is also an alternate member of the Board of Directors of Banco RCI Brasil S.A.

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

Sandro Kohler Marcondes. Mr. Marcondes is Brazilian and was born on April 16, 1964. He holds a degree in Business Administration from Unicentro Paraná and a Master’s Degree in Business Administration from Fundação Getúlio Vargas. At Santander Brasil since 2018, he served as Executive Superintendent Global Debt Financing. In 2018, he served as Executive Officer of Financing and Investor Relations at Neoenergia S.A. From 2005 to 2018 he served as Executive Officer at Banco do Brasil S.A. and also at Banco do Brasil S.A. from 1999 to 2004 he served as General Manager in Paris and Assistant General Manager.

Sandro Rogério da Silva Gamba. Mr. Gamba is Brazilian and was born on August 31, 1975. He holds a degree in Civil Engineering from Universidade Mackenzie, post-graduate degrees in Industrial Engineering from Universidade de São Paulo –USP and Real State Business from Fundação Armando Alvares Penteado – FAAP, and holds an MBA degree from Insper. Mr. Gamba served at Gafisa S.A. from 1998 to 2004 in different positions: as an engineer, coordinator and manager. From 2004 to 2007, he served at Gafisa S.A. as new business manager; from 2007 to 2011 as Director; from 2011 to 2014 as Executive Officer and, at last, Mr. Gamba served as CEO at Gafisa S.A from 2014 to 2018. In addition, he served as member of the Board of Directors of Construtora Tenda from 2012 to 2014, and of Alphaville Urbanismo from 2017 to 2019. He also occupies the position of Chief Executive Officer of Santander Holding Imobiliária S.A.

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

Vitor Ohtsuki. Mr. Ohtsuki is Brazilian and was born on June 5, 1977. He holds a degree in Production Engineering from Universidade de São Paulo, an MBA degree in Marketing from Universidade de São Paulo and a Master’s Degree in Global Management from Stanford University. At Santander Brasil since 2004, he served as Private Banking Head, Executive Superintendent of Wealth Management, Private Banking Superintendent, Executive Manager and General Manager. Mr. Ohtsuki served as Marketing Manager at Banco Citibank S.A. from 2000 to 2004.

Certain Arrangements and Relationships

We have no knowledge of any arrangement or understanding with major shareholders, customers, suppliers or any other person, pursuant to which any person was selected as a director or executive officer. None of the members of our board of directors, or of our board of executive officers, have any family relationships with each other, or with any other members of our senior management.

6B. Compensation

Compensation of Directors, Executive Officers and Members of the Audit Committee and Members of Our Fiscal Council

Our shareholders establish the maximum total annual aggregate compensation of our Directors and Officers at the annual shareholders’ meeting. The compensation of the members of our Audit Committee is established by our Board of Directors. The compensation of the members of our Fiscal Council is established at the annual shareholders’ meeting. The compensation of our directors, officers and members of our audit committee is as follows:

Board of Directors

All members of our Board of Directors are entitled to fixed compensation composed of monthly payments and benefits within the overall limit approved at our annual general shareholders’ meeting. In exceptional cases, the Chairman of our Board of Directors may also receive an annual variable compensation for his or her duties as determined by the Compensation Committee and the Board of Directors, within the annual limit set forth at the annual shareholders’ meeting. If granted, such variable compensation should consider the form of payment and the different deferral percentages, according to the level of variable compensation received in the year, and observe the malus and/or clawback clauses with the possibility of reducing and/or returning up to 100% of the value of the variable compensation.

In the event that a member of the Board of Directors is also a member of our audit committee, pursuant to the applicable regulations and the internal rules of the audit committee, such member must choose to receive the compensation package of either the board of directors or the audit committee.

Board of Executive Officers

Our executive officers are entitled to fixed compensation composed of monthly payments, benefits, pensions and variable compensation, always within the overall limit of annual compensation, approved at the annual general shareholders’ meeting.

The variable compensation shall be paid considering the different deferral percentages, depending on the level of the variable compensation received in the year (includes amount of Long-Term Incentive - ILP in the year of grant, valued at the granting price), and observe the malus and/or clawback clauses with the possibility of reducing and/or returning up to 100% of the value of the variable compensation in the assumptions.

Audit Committee

The members of our Audit Committee are entitled to fixed compensation consisting of monthly fees, as established by the Board of Directors. However, according to the applicable regulations and internal rules of the committee itself, if a member of the Board of Directors is also a member of the Audit Committee, such member should elect to receive compensation in relation to their functions for either the Board of Directors or the Audit Committee.

Fiscal Council

Members of our Fiscal Council are entitled to fixed compensation composed of monthly fees in the amount approved at our General Shareholders’ Meeting.

Advisory Committees

The members of advisory committees are also entitled to fixed compensation composed of monthly fees.

Compensation Plan Overview

At the general shareholders meeting held on April 30, 2020, the compensation limit was set up to R$400 million for our Directors and Executive Officers and R$4.0 million for our Audit Committee for the 12-month period starting on January 1, 2020, as proposed by the Board of Directors at the meeting held on March 26, 2020. As for the Fiscal Council, the general shareholders’ meeting approved a monthly compensation of R$11.8 thousand for each of the members, provided that the alternate members shall only receive such compensation in the event they replace the effective members. For the abovementioned twelve-month period, members of our Board of Directors and Executive Officers received a total of approximately R$258.3 million, members of our Audit Committee received a total of approximately R$2.9 million and members of our Fiscal Council received a total of approximately R$419 thousand. The total amount of contributions for pension plans of our Board of Directors and Executive Officers in 2020 was R$37.9 million.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of their directors, members of the Fiscal Council, if installed, and officers without stating their names. The table below presents the information for the years of 2020, 2019 and 2018:

	Board of Executive Officers			Board of Directors			Fiscal Council
	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018

Nº of members	45.00	41.70	42.20	9.00	9.90	10.00	6.00	2.50	-
Nº of paid members	39.00	40.90	40.80	4.75	4.80	5.00	3.00	1.30	-
Value of highest compensation (Reais)	46,953,181.92	45,325,345.00	43,068,683.26	1,802,918.40	1,752,022.72	1,563,056.44	139,600.00	55,370.00	-
Value of lowest compensation (Reais) (1)	1,791,418.04	1,843,405.07	2,026,240.06	762,000.00	769,131.80	700,542.46	139,600.00	-	-
Average value of compensation (Reais)	6,495,886.87	6,647,842.60	6,884,079.47	1,037,445.25	1,012,232.27	772,680.82	139,600.00	132,888.00	-

(1)	The value of the lowest individual remuneration considers only members who have exercised their functions in the 12-month period of the fiscal year in question. The amounts do not include social charges.

As approved by our Board of Directors at the meeting held on December 23, 2009, our Directors and Executive Officers, as well as Audit Committee and Fiscal Council members are indemnified in relation to claims arising during their time in office. The indemnity exclusively covers court or administrative costs and legal fees, except in cases of bad faith, gross negligence, willful misconduct or mismanagement by our Directors or Executive Officers. This indemnity was also granted to the members of the Audit Committee, the Compensation Committee and the Fiscal Council.

Variable Compensation

The criteria for granting and paying variable compensation vary according to the activities performed by the different areas and, therefore, payment of the variable compensation may differ depending on the department and activities performed by each member.

Long Term Incentive Programs

We have three programs for long-term compensation: (i) the Deferral Program; (ii) the Global Plan LTIP DTA 2019, and (iii) Nine Local Plans – Grants between 2019 and 2020.

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

The following table summarizes the rules of payment to variable compensation taking as an example the exercise ended of December 31, 2020.

2021	2022	2023	2024
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded
30% in units (with one year lockup)	Remaining 20% in units (with one year lockup)
	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded

The deferral percentage will also depend on the level of variable compensation received in the year, with the above-mentioned criteria applied as minimum.

Still pursuant to Brazilian law, all deferral plans are subject to the application of malus/clawback, that is, the Board of Directors of the Company, on the recommendation of the Compensation Committee and after the evaluation of the Malus/Clawback Committee, may approve to reduce up to 100% of the amount of each participant in the cases previously approved by Internal Governance.

We renew and update our deferral program every year. As of December 31, 2020, we had six plans outstanding: one for each fiscal year: 2015, 2016, 2017, 2018, and 2019. As of December 31, 2020, we recorded total expenses of R$202 million in connection with our Deferral Program compared to total expenses of R$203 million in 2019.

Deferral Program –2015, 2016, 2017, and 2018

Our 2015 to 2018 deferral programs are divided in two programs:

•	Collective Identified. Statutory officers and executives who take significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI, and 50% in Units.

•	Collective Unidentified – Employees. Individuals eligible for this program include manager employees and certain of our other employees. Deferred compensation will be paid 100% in cash, indexed to 100% of the CDI.

Deferral Program –2019 and 2020

•	From the financial year 2019, the rule for the Collective Unidentified was changed to “Other Employees”, which includes superintendents and other employees with variable compensation above a minimum established value, and they are also eligible to receive a specific deferral model, applicable according to the function and the level of the variable compensation. Deferred compensation is paid 50% in cash, and 50% in units.

Long-Term Incentive Plans

Our long-term programs are divided into Local and Global plans. Each plan has specific performance indicators and conditions to best maintain the participant’s employment relationship until the payment date in order to be entitled to the receipt.

The payment of the plans is calculated based on the percentage of achievement of the indicators applied on the reference value (target).

Local Long-Term Incentive Program

We have nine retention plans for key positions launched during 2019 and 2020. These plans will be paid in SANB11 units and are subject to the application of the malus/clawback clauses, which may result in a reduction or full cancellation in the number of shares to be delivered in cases of failure to comply with internal rules and exposure to excessive risks.

Each participant has a reference value defined in cash, converted into SANB11 units, usually at the price of the last 15 trading sessions of the month immediately prior to the grant under each plan. At the end of the vesting period, the resulting shares are delivered with a one-year restriction, and this payment is still subject to the application of the malus/clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

For the fiscal year 2020, we incurred expenses of R$11 million, with respect to the Local Long-Term Incentive Program.

Global Long-Term Incentive Program

LTIP Digital Transformation Award

This global plan was launched in September 2019. The eligible executives had a target incentive defined in reais. The payment, according the achievement of performance indicators, will be in shares and options of Grupo Santander (SAN), after a deferral period of three years.

In the year ended December 31, 2020, we incurred expenses of R$0.9 million, with respect to the Global Long-Term Incentive Program.

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

2.       ROTE Bank (Return on Tangible Equity) vs. Budgeted

ROTE in 2015	“Coefficient ROTE 2015”
(% on the ROTE 2015 budgeted)
≥ 90%	1
> 75% to < 90%	0.75 – 1 (*)
≤ 75%	0

(*)	Linear increment of the ROTE 2015 coefficient in function of the concrete percentage that the ROTE 2015 represents on the budget of this scale line.

3.       Employee Satisfaction

Position among the best banks to work in 2017	“Coefficient Employees”
1st to 3rd	1
4th or subsequent	0

4.       Client Satisfaction

Position among the best banks according to client satisfaction index in 2017	“Coefficient Clients”
1st to 3rd	1
4th or subsequent	0.5 – 1 (*)

5.       Business bindings vs. Budgeted

Clients companies 1 and 2 linked	“Coefficient Companies”
(% on budget for the corresponding market)
≥ 100%	1
> 90% and < 100%	0.5 – 1 (*)
≤ 90%	0

(*)	Linear increment of the coefficient companies according to the concrete percentage, within these lines of each scale that the number of linked clients of each type represents on December 31, 2017 on the budgeted.

Each executive had a target in reais, which has been converted into Santander Group shares for a price of R$17,473 which was delivered in 2019, with a lockup of one year after each delivery.

Due to the Santander Group’s capital increase (2017), the number of target shares was increased by approximately 1.5%.

At the end of the benchmarking period, the achievement of Phase 1 was 91.5% and Phase 2 was 73.09%, resulting in the plan's final achievement of 66.88%.

Payment for the Santander Spain shares resulting from the final achievement of the plan was made in cash in March 2019 based at a price of R$45.49 to the “Extended Group” participants (without restriction of disposal) and to the participants of the Identified Collective in March 2020, after the one year restriction period.

In the years ended December 31, 2020 and 2019, no “pro rata” expenses recorded relating to costs on the respective dates of the cycles of the global program. The expenses related to the plans are recognized as “Other liabilities—Provision for share-based payments.”

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

The current members of the Board of Directors were elected at the ordinary shareholders’ meeting held on April 26, 2019 and on the extraordinary shareholders’ meeting held on June 10, 2020, to serve until the ordinary shareholders’ meeting to be held in 2021. The current Executive Officers were elected at Board of Directors meetings held on May 3, 2019, July 2, 2019, February 3, 2020, February 28, 2020, April 7, 2020, July 3, 2020 and December 18, 2020 for terms of office until the first Board of Directors meeting occurs after the ordinary shareholders’ meeting, which is to be held in 2021. The Board of Directors usually meets nine times a year, but meetings may be held more frequently as the discretion of the Chairman of the Board of Directors. The Executive Officers meet as often as required by the Chief Executive Officer, or a designated person.

On May 27, 2020, our Board of Directors approved its regulations, which can be accessed by shareholders on the website www.santander.com.br/ri, in the section entitled “Corporate Governance—Management Board—Regulations of the Board of Directors”. The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in, this annual report.

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council, as a publicly held company, is voluntary. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders, representing at least one percent of the voting shares or two percent of the nonvoting shares. The fiscal council was installed at our ordinary shareholders’ meeting held on April 30, 2020. All current members of our fiscal council were elected at the ordinary shareholders’ meeting held on April 30, 2020 to serve until the ordinary shareholders’ meeting to be held in 2021.

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

The following table sets forth the members of our fiscal council as of the date of this annual report:

Name	Position	Date of Birth
Antonio Melchiades Baldisera	Member	January 26, 1952
João Guilherme de Andrade So Consiglio	Member	December 7, 1968
Louise Barsi	Member	September 7, 1994
Manoel Marcos Madureira	Deputy Member	December 30, 1951
Luciano Faleiros Paolucci	Deputy Member	December 12, 1977
Valmir Pedro Rossi	Deputy Member	June 10, 1961

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

João Guilherme de Andrade So Consiglio. Mr. Consiglio is Brazilian and Italian and was born on December 7, 1968. He has a degree in Economics from the Universidade de São Paulo (USP), with a postgraduate degree from Degli Studi University, Genova, Italy. He has worked in the financial market and as an economist for over 30 years. He was Executive Vice President of Santander Brasil and member of the Executive Committee of the Bank in Brazil for seven years, responsible for business with large corporate clients (Corporate). He was also Product Officer of ABN AMRO/Banco Real and worked in the Corporate Development area, leading acquisitions and divestments of the Bank in Brazil, Private Equity and Capital Market operations. Prior to joining the financial market, he was an economist at the Bunge Group. He has participated in several boards of directors such as Banco RCI Brasil S.A, CIP (Interbank Chamber of Payments) and Cia. Brasileira de Soluções e Serviços, among others. He is currently a partner at Guilder Capital Investimentos, a board member of Unipar Carbocloro S.A., a Board member and member of Audit Committee of You Inc S.A., an Advisory Board member of Banco MUFG Brasil S.A. and Chairman and member of Fiscal Council of the Banco Santander (Brasil) S.A.

Louise Barsi. Ms. Barsi is Brazilian and was born on September 7, 1994. She holds a degree in Economics from Universidade Presbiteriana Mackenzie and in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP). She holds a post-graduate degree in Capital Markets at the Fundação Escola de Comércio Álvares Penteado (FECAP). Ms. Barsi is a CNPI analyst, having worked at Elite Investimentos from 2015 to 2019, she has also participated in the Fiscal Council of Unipar Carbocloro from April 2016 to October 2017, Fiscal Council of Aes Brasil from April 2019 to July 2020 and was a substitute member of the Fiscal Council of Eletropaulo (Enel). She is currently member of the Board of Directors at Eternit since December 2017, where she also coordinates the Audit and Finance Committee, is a Deputy Member of the Board of Directors at Unipar Carboclo since April 2018 and a Fiscal Member at Klabin since April 2019.

Manoel Marcos Madureira. Mr. Madureira is Brazilian and was born on December 30, 1951. He holds a Bachelor's degree in Mechanical Engineering from the Universidade de Taubaté in São Paulo and a degree in Business Administration from the Tokyo International Center in Japan. From 1976 to 2005 he worked in the automotive industry, as an officer of institutional relations and communications for Fiat Automóveis and Mercedes Benz of Brasil. From 1998 to 2005 he was Vice President of the Automobile Manufacturers Association and President of the Automotive Engineering Association. In 2006, he was elected Vice President of the Corporate Affairs department of Santander Brasil, and in 2007 assumed the Vice Presidency of the Brazilian Federation of Banks. In 2008, he was transferred to the Santander Spain Group as the Communication Officer for Latin America, where he remained until September 2012. In October 2012, he returned to Brazil as Executive Officer in charge of the Corporate Communications and Institutional Relations Departments of Santander Brasil, and was Executive Vice President responsible for the Communication, Marketing, Institutional Relations and Sustainability departments of Santander Brasil until 2018. Mr. Madureira was also the Chief Executive Officer of Rojo Entretenimento S.A. and Executive Officer of Universia Brasil S.A. (companies part of Santander Group). Mr. Madureira is currently an alternate member of the Fiscal Council of Santander Brasil and President of the Brazilian – Spain Chamber of Commerce.

Luciano Faleiros Paolucci. Mr. Paolucci is Brazilian and Italian and was born on December 12, 1977. He has a degree in law from UNIFEB, with a Master’s Degree from the University of Sussex (England) - LLM International Commercial Law. He also holds two specializations in Corporate Law and Financial and Capital Markets by INSPER. He is currently studying a Master’s Degree in Agribusiness Finance from ESALQ and the law school of University of São Paulo. Mr. Paolucci has four years of experience in England, where he worked as a foreign lawyer. Initially, he worked at the DMH Stallard Solicitors in Brighton, where he worked with contracts, real estate law and damages. Later, he worked at Simmons & Simmons in London, one of the largest law firms in the United Kingdom, working in Finance/Business Law within the department responsible for Project Finance / Oil & Gas. In Brazil, he worked as a lawyer in the corporate department of Demarest e Almeida Advogados, focused on M&A and Corporate Law. He then worked at Mattos Filho Advogados, where he worked with commercial contracts in general. He was a lawyer at Santander Brasil for seven years, working in the Private Equity, Corporate Law and the M&A departments. He is currently one of the partners of De Luca & Oliveira Advogados, responsible for corporate related matters. Mr. Paolucci was an effective member of the Fiscal Board of Banco Olé Consignado between June 2019 and January 2020, and since April 2019, is an alternate member of the Fiscal Council of Santander Brasil.

Valmir Pedro Rossi. Mr. Rossi is Brazilian and was born on June 10, 1961. He holds a degree in Accounting from the Universidade de Passo Fundo, a postgraduate degree in Finance from the Universidade de Caxias do Sul, a Marketing degree from PUC Rio de Janeiro, a Master of Business Administration from Universidade de São Paulo, and a degree in Business Management from UNB-Brasília. He is a Board member and Fiscal Council member certified from IBGC – Brazilian Institute of Corporate Governance. He also acted as an Accountant at Casfor Ogr. Contábeis and Bertol S.A., and consultant at Sebrae RS. Mr Rossi also spent 30 years at Banco do Brasil S.A, occupying several positions, with emphasis on the State Superintendent of Pará, State Superintendent of Rio Grande do Sul, Superintendent of retail at São Paulo, and also Corporate and Regional Superintendent for Latin America. He also served as CEO of Banco da Amazônia, a publicly traded federal bank, headquartered in Belém (PA). He worked as a Board or Fiscal Council member at the following companies: Metalúrgica Gerdau S.A.; Brasilprev S.A.; BB Seguridade S.A, Fucapi S.A.; Banco da Amazônia S.A.; in addition to several entities and associations. He is currently an effective member of the Fiscal Council of KaMin Cadam S.A., and CSN S.A. and a member of the Audit Committee of BRF S.A. and SIMPAR S.A. (holding company of JSI, Movida etc). He is also an alternate member of the Fiscal Council of Santander Brasil for the term of 2020/2021. He was elected in a separate vote by the majority of shareholders, along with minority shareholders holding preferred shares without voting rights that attended the Annual General Meeting held in April 2020.

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

Our audit committee has as its main functions:

•	to advise the board of directors on the engagement or replacement of the independent auditor;

•	to review, prior to publication, the interim financial statements, including the notes, the management report and the opinion of the independent auditor;

•	to evaluate the effectiveness of the independent and internal audits, including in regard to compliance with normative provisions applicable to us, in addition to internal regulation and codes;

•	to evaluate the fulfillment by our management of the recommendations made by the independent or internal auditors;

•	to prepare, at the end of the six-month period ended on June 30 and December 31 of each year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and

•	to receive and review the reports required by the regulatory bodies concerning the activities of the ombudsman, on each June 30 and December 31 or when a material event is identified.

The current members of the audit committee are Deborah Stern Vieitas, who act as coordinator, Luiz Carlos Nannini, who acts as financial expert, Maria Elena Cardoso Figueira, and René Luiz Grande. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on May 21, 2020 and June 29, 2020 to serve for a one-year term.

Set forth below are the biographies of the members of our audit committee:

Maria Elena Cardoso Figueira. Ms. Figueira is Brazilian, was born on November 29, 1965 and graduated in Economics from the Pontifical Catholic University of Rio de Janeiro (Pontifícia Universidade Católica do Rio de Janeiro). Ms. Figueira is a board, supervisory board and audit committee member certified by IBGC and (the Brazilian Institute of Corporate Governance) and a partner of Figueira Consultoria Financeira, her individual financial advisory firm. Ms. Figueira has attended training programs in Brazil (through ISE, FAAP, KPMG and IBGC) and abroad (through IESE and IE) and has extensive professional experience in finance and tax, including at Arthur

Andersen, Banco Bilbao Vizcaya, KPMG, Santander (in Brazil, as Deputy Director in charge of Tax Planning, and in Spain, from April 2012 to May 2014, where she worked in the Department of Financial Regulation and Accounting Standards focusing on capital allocation). Since 2004, Ms. Figueira has also served as a member of the Audit Committees and advisory Boards of: (i) Santander Brasil, acting as an independent member of the Audit Committee since May 2018; (ii) HSBC Brasil S.A . - Banco de Investimentos (from June 2017 to April 2018), as a member and Chairman of the Advisory and Audit and Risk Committee; (iii) HSBC Brasil S.A. - Banco Múltiplo, from October 2014 to June 2016, as chairman and member of the Advisory Board and the Audit and Risk Committee; and (iv) Santander Brasil, from August 2004 to April 2012, as an independent member of the Audit Committee, Coordinator and financial expert. Currently Ms. Figueira is a member of the audit committee of Lojas Americanas S.A. and of the supervisory board of Camil Alimentos S.A. Since 2015, Ms. Figueira has been an associate member of the IBGC Financial Institutions Governance Committee, a member of the Women Corporate Directors - WCD - Brazil chapter and, since 2017, she is an associate member of the Strategic Governance Committee of American Chamber of Commerce in Brazil (Amcham Brasil).

Luiz Carlos Nannini. Mr. Nannini is Brazilian and was born on January 2, 1960. He holds a degree in Accounting Sciences, with several specialization courses in Brazil and abroad, including a leadership course at Harvard. He has more than 30 years of experience in the conduct of independent audit services, including: the preparation of financial statements in accordance with IFRS and U.S. GAAP; due diligence; implementation of internal controls (including IT); corporate restructuring; tax planning and affairs; and participation in advisory councils in Brazil, the U.S. and globally. Furthermore, Mr. Nannini has significant experience in audit committees and fiscal councils of publicly held Brazilian companies. Currently he is a member and financial expert of our Audit Committee and member of the Audit and Statutory Risks Committee of Eletrobrás, as well as a member of the Audit Committees of the following companies: Via Varejo, Centauro, BR Malls and CDHU.

René Luiz Grande. Mr. Grande is Brazilian and was born on April 19, 1953. He holds a degree in Economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in National Financial System from Fundação Instituto de Administração. He was an employee of the Brazilian Central Bank, qualified by the public examination since June, 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank he served as an Analyst from 1975 to 1978; Technical Assistant from 1978 to 1989; Inspection Supervisor from 1989 to 1999; Head of the Banking Supervisory and Technical Department from 1999 to 2003; and Deputy Head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of Head of Human Resources with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975. Currently, Mr. Grande was Coordinator of our Audit Committee between the years 2012 and 2017 and member of our Risks and Compliance Committee between January 2018 and June 2020.

Deborah Stern Vieitas. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

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

The current members of the compensation committee are Deborah Patricia Wright (who acts as coordinator), Álvaro Antonio Cardoso de Souza and Luiz Fernando Sanzogo Giorgi. The current members of the compensation committee were appointed on May 3, 2019 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2021.

Set forth below are the biographies of the members of our compensation committee:

Deborah Patricia Wright. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Álvaro Antonio Cardoso de Souza. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

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

Risk and Compliance Committee

The Risk and Compliance Committee is a consultative body, which has the responsibility of advising our Board of Directors on subjects related to the policies, operational directions and methodologies of capital allocation, risk management and exposure edges, according to applicable law, as well as advising on compliance practices that enhance our management regarding transparency and monitoring of compliance functions of the institution. For more details about risk management, see the information under note 46: Risk Management of the financial statements.

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

The current members of the risk and compliance committee are Pedro Augusto de Melo (who acts as coordinator), Álvaro Antônio Cardoso de Souza, José de Paiva Ferreira and Virginie Genès-Petrolinho. The current members of the risk and compliance committee were appointed on May 3, 2019, April 28, 2020 and June 12, 2020, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2021.

Pedro Augusto de Melo. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Álvaro Antônio Cardoso de Souza. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

José de Paiva Ferreira. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Virginie Genès-Petronilho. Ms. Genès-Petronilho is a naturalized Brazilian citizen and was born in France on August 17, 1962. She holds a degree in business administration from ESCP EUROPE in Paris, France. With 34 years of experience in the banking and reinsurance sectors, she served as Executive Superintendent at BNP Paribas in São Paulo, being responsible for the business management of the customer relationship areas and for the credit portfolio management in Latin America. She also was responsible for the Management of the Credit Risk at Banco Caixa Brasil, also in São Paulo, from May 2009 to October 2011. She worked for 18 years in the ABN AMRO Group: in March 1997 she served as a senior corporate credit analyst at ABN AMRO Bank NV in Amsterdam until 2000, when she became Vice President of the Corporate Credit area within the Risk Department for Latin America at ABN AMRO Banco Real in São Paulo, performing this role until 2005. She was Risk Director at ABN AMRO Bank in Mexico between 2005 and 2008. From 1989 to 1997 she was Relationship Manager at Banque de Nelflize Schluberger Mallet in Paris and from 1981 to 1989 she was Relationship Manager at Credit Commercial de France. Ms. Genès-Petronilho has been a member of the Board of Directors of Camara França Brasil since March 2020 and since February 2017 she is Vice President of Risk Management for Latin America of the Reinsurance Business Unit of Swiss Re Brasil Resseguros in São Paulo.

Nomination and Governance Committee

The nomination and governance committee is a consultative body which is responsible for advising the board of directors on subjects related to the nomination and governance of Santander Brasil.

The committee is composed of three to seven members, the majority of which must be independent and, preferably, also members of the board of directors. The term of office is two years, reelection permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the nomination and governance committee are Álvaro Antonio Cardoso de Souza (who acts as coordinator), Deborah Patricia Wright and Luiz Fernando Sanzogo Giorgi. The current members of the nomination and governance committee were appointed on May 3, 2019 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2021.

Álvaro Antonio Cardoso de Souza. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Deborah Patricia Wright. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

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

The current members of the sustainability committee are Marília Artimonte Rocca (who also acts as coordinator), Carlos Rey de Vicente, Carlos Aguiar Neto, Mário Roberto Opice Leão, Tarcila Reis Corrêa Ursini and Tasso Rezende de Azevedo. The current members of the sustainability committee were appointed on May 3, 2019, August 6, 2019, December 31, 2019 and October 9, 2020 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2021.

Marília Artimonte Rocca. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Carlos Rey de Vicente. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Carlos Aguiar Neto. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Mario Roberto Opice Leão. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

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

Tasso Rezende de Azevedo. Mr. Azevedo is Brazilian and was born on March 25, 1972. He graduated as a forest engineer from the Luiz de Queiroz School of Agriculture at the University of São Paulo, with a specialization in Forest Policy from the University of Oxford and Forest Certification in Sweden. He is a forestry, climate and sustainability consultant, a social entrepreneur, and a leading forestry certification auditor since 1998. Mr. Azevedo is the coordinator of Greenhouse Gas Emission and Removal Estimating System (SEEG) which is a system to estimate greenhouse gas emissions in Brazil, Peru and India, as well as MAPBIOMAS, a platform to track historical land cover and land use change maps of Brazil, Amazon Basin and other regions through a multi-institutional collaboration. Mr. Azevedo also serves as board member on several organizations including Rainforest Alliance, NEPCon, Imaflora, and the Institute of Energy and Environment.

Executive Committee

The Chief Executive Officer, Senior Vice President Executive Officers and Vice President Executive Officers make up the Executive Committee, which examines policies for business management, operational support, human resources and capital allocation. It also deliberates on the main technological, infrastructure and services projects.

Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntary does not entitle executives to any financial compensation.

6D. Employees

On December 31, 2020, we had 44,599 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the dates indicated.

	As of December 31,
	2020	2019	2018
Administrative employees	12,722	12,188	12,480
Commercial areas employees	31,877	35,631	35,532
Total	44,599	47,819	48,012

The following table presents a breakdown of our full-time, permanent employees (in accordance with local criteria) by geographic location within Brazil at the dates indicated.

	As of December 31,
Region	2020	2019	2018
Midwest	1,430	1,021	1,560
Northeast	4,066	4,283	3,785
North	674	760	671
Southeast	30,595	34,732	35,974
South	3,596	5,957	6,022
Other	4,238	1,066	-
Total	44,599	47,819	48,012

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

We also offer a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. Currently the largest plan is SantanderPrevi, a plan that since July 2018 is closed for new participants. As of January 2018, the SBPrev pension plan, administered by Icatu Seguros, was implemented for new employees and new members. As of December 31, 2020, 34,681 participants were enrolled in SantanderPrevi plan, the total assets under management under the plan was approximately R$4 billion. As of December 31, 2020, we had 4,032 registered participants in the SBPrev plan, with total amount under management of R$271,600 million. For additional information on our pension plans, see note 21 to our audited consolidated financial statements.

The Brazilian Banking Employees’ Union represents most of our employees. In the event of a potential conflict with our banking employees and/or the banking union, negotiations are conducted by the FENABAN. Every two years, generally in September, all Brazilian banks have a collective negotiation period in which they revise salary structures. During this period, the Brazilian Banking Employees’ Union negotiates bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN. Negotiations pertaining to wages and salaries for the period 2020-2022 have already been concluded and the levels of compensation agreed are consistent with market practice. Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant losses through strikes and our management believes it has good relations with our employees.

6E. Share Ownership

The following table provides the names of our directors and executive officers as well as members of our Fiscal Council who owned shares of Santander Brasil as of February 24, 2021.

Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Alberto Monteiro de Queiroz Netto	25,218	(1)	25,218	(1)	(1)
Alessandro Tomao	97,861	(1)	97,861	(1)	(1)
Amancio Acúrcio Gouveia	170,226	(1)	170,226	(1)	(1)
Ana Paula Vitali Janes Vescovi	4,407	(1)	4,407	(1)	(1)
André de Carvalho Novaes	17,811	(1)	17,811	(1)	(1)
Angel Santodomingo Martell	146,632	(1)	146,632	(1)	(1)
Antonio Melchiades Baldisera	10,096	(1)	10,096	(1)	(1)
Antonio Pardo de Santayana Montes	120,860	(1)	120,860	(1)	(1)
Carlos Aguiar Neto	22,549	(1)	22,549	(1)	(1)
Carlos Rey de Vicente	41,999	(1)	41,999	(1)	(1)
Cassio Schmitt	137,906	(1)	137,906	(1)	(1)
Claudenice Lopes Duarte	8,974	(1)	8,974	(1)	(1)
Daniel Fantoni Assa	101,892	(1)	101,892	(1)	(1)
Ede Ilson Viani	71,288	(1)	71,288	(1)	(1)
Elita Vechin Pastorelo Ariaz	17,534	(1)	17,534	(1)	(1)
Franco Luigi Fasoli	13,413	(1)	13,413	(1)	(1)
Geraldo José Rodrigues Alckmin Neto	59,320	(1)	59,320	(1)	(1)
Germanuela de Almeida de Abreu	26,781	(1)	26,781	(1)	(1)
Gustavo Alejo Viviani	150,593	(1)	150,593	(1)	(1)
Igor Mario Puga	15,924	(1)	15,924	(1)	(1)
Jean Paulo Kambourakis	40,853	(1)	40,853	(1)	(1)
Jean Pierre Dupui	201,075	(1)	201,075	(1)	(1)
João Guilherme A s Consiglio	160,645	(1)	160,645	(1)	(1)
João Marcos Pequeno de Biase	48,964	(1)	48,964	(1)	(1)
Jose Antonio Álvarez Alvarez	1	(1)	-	(1)	(1)
Jose de Paiva Ferreira	429,608	(1)	429,607	(1)	(1)
Jose Teixeira de Vasconcelos Neto	15,011	(1)	15,011	(1)	(1)
Juan Sebastian Moreno Blanco	595,436	(1)	595,436	(1)	(1)
Luis Guilherme Mattos de Oliem Bittencourt	20,160	(1)	20,160	(1)	(1)
Luiz Masagão Ribeiro Filho	176,413	(1)	176,413	(1)	(1)
Manoel Marcos Madureira	151,164	(1)	151,164	(1)	(1)
Marcelo Augusto Dutra Labuto	43,448	(1)	43,448	(1)	(1)
Marino Alexandre Calheiros Aguiar	13,229	(1)	13,229	(1)	(1)
Mário Roberto Opice Leão	155,466	(1)	155,466	(1)	(1)
Patrícia Souto Audi	10,132	(1)	10,132	(1)	(1)
Ramon Sanchez Santiago	8,588	(1)	8,588	(1)	(1)
Ramón Sanchez Díez	49,548	(1)	49,548	(1)	(1)
Reginaldo Antonio Ribeiro	59,915	(1)	59,915	(1)	(1)
Roberto Alexandre Borges Fischetti	162,860	(1)	162,860	(1)	(1)
Robson de Souza Rezende	34,329	(1)	34,329	(1)	(1)
Sandro Kohler Marcondes	13,746	(1)	13,746	(1)	(1)
Sandro Rogério da Silva Gamba	29,823	(1)	29,823	(1)	(1)
Sérgio Agapito Lires Rial	218,115	(1)	218,115	(1)	(1)
Thomas Gregor Ilg	47,651	(1)	47,651	(1)	(1)
Vanessa de Souza Lobato Barbosa	70,012	(1)	70,012	(1)	(1)
Vítor Ohtsuki	16,267	(1)	16,267	(1)	(1)
Employees	2,046,755		2,046,757
Total	5,758,593		5,758,593

(1)	Owns less than 0.01%.

Shares held by members of our Board of Directors, our officers and members of our Fiscal Council do not have special voting rights in relation to shares held by our other shareholders.

For a description of our equity compensation plans, see “––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of February 24, 2021, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V., owned approximately 89.5% of our total capital stock.

The following table presents the beneficial ownership of our common and preferred shares as of February 24, 2021.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares (thousands)	Percentage of Total Share Capital
	(in thousands, except percentages)
Sterrebeeck BV (1)	1,809,583	47.39%	1,733,644	47.11%	3,543,227	47.25%
Grupo Empresarial Santander SL	1,627,891	42.63%	1,539,863	41.85%	3,167,755	42.25%
Banco Santander, S.A.	2,696	0.07%	-	0.00%	2,696	0.04%
Treasury Shares	18,829	0.49%	18,829	0.51%	37,658	0.50%
Employees (2)	6,265	0.16%	6,273	0.17%	12,538	0.17%
Other minority shareholders	353,430	9.26%	381,227	10.36%	734,657	9.80%
Total	3,818,695	100%	3,679,836	100%	7,498,531	100%

(1) An affiliate within the Santander Group.

(2) Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

For further information of our ownership structure, see “Item 18. Financial Statements” of this annual report on Form 20-F, in notes 27 - Shareholders’ equity (letter a) and 45 - Related party transactions (letter c).

The total number of ADRs held by U.S. investors as of December 31, 2020 is 145,927,657. The total number of Units held by U.S. investors as of December 31, 2020, is 53,392,884 (excluding Units held by The Bank of New York Mellon as depositary).

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

On December 22, 2020, (i) Santander Spain transferred to 519,268,168,572 ADRs issued by Santander Brasil to Grupo Empresarial Santander S.L. and (ii) Banco Madesant Sociedade Unipessoal S.A. transferred 950,000 ADRs issued by Santander Brasil to Grupo Empresarial Santander S.L. As these transfers were both within the Santander Group there was no change in our ultimate indirect control.

On December 31, 2020, we held 37,657,924 shares in treasury, of which 18,828,962 were common shares and 18,828,962 were preferred shares.

On February 24, 2021, we held 37,657,924 shares in treasury, of which 18,828,962 were common shares and 18,828,962 were preferred shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.

7B. Related Party Transactions

We have a related party transactions policy, which is intended to ensure that all transactions covered by the policy are conducted in our interest and that any related party transactions are conducted on an arm’s length basis on terms substantially similar to those of comparable transactions in the market. The policy defines related transactions as those occurring between us and our shareholders, our subsidiaries, our employees, directors and officers, as well as our subsidiaries’ employees, directors and officers. The policy defines the power to approve certain transactions as resting with the board of directors. Additionally, related party transactions are included in the regular auditing program developed by our internal audit.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with certain of our affiliates within the Santander Group. As of December 31, 2020, borrowings and deposits from the Santander Group represented approximately 3.8% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We have entered into agreements with some affiliates of the Santander Group (Santander Global Technology, S.L., Santander Brasil Tecnologia S.A, Santander Global Technology Brasil Ltda. and the new branch Santander Tecnologia e Inovação Ltda) for the outsourcing of certain products and services relating to our information technology platform, including software development and maintenance, infrastructure and cybersecurity.

We believe the provisions of these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In 2019 and 2020, Santander Group affiliates received approximately R$859 million and R$1 billion, respectively, for the products and outsourcing provided above. In 2020, the exchange rate variations had a significant impact on the value of the contracts into which we have entered with Santander Group affiliates outside of Brazil. See “Item 4. Information on the Company—B. Business Overview— Technology and Commercial Transformation—Technological Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which provides procurement services with Santander Brasil and its affiliates. We hire solutions in trade negotiations, tactical and strategic purchasing, online procurement, supplier management, outsourcing and consulting. Among the strategies used, we highlight possible joint purchases of materials and services between different customers and other economic groups, which allow greater efficiency in price negotiations and rationalization of services, as well as the engagement of a vendor risk assessment in 2020. We paid Aquanima Brasil Ltda. approximately R$40 million in 2020 and R$29 million in 2019 for the services rendered in those years.

Other Related Party Transactions

For further information, see note “45 - Related party transactions” in “Item 18. Financial Statements,” which contains our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB.

On February 28, 2020, we sold our entire equity interest in Superdigital to Superdigital Holding Company, S.L. a company indirectly controlled by Santander Spain. For further information regarding this sale, see “See “Item 4. Information on the Company—4A. History and Development of the Company—Important Events.”

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

Legal Proceedings

We are a party to lawsuits and administrative proceedings incidental to the normal course of our business. The main categories of lawsuits and administrative proceedings to which we are subject include:

•	administrative and judicial actions relating to taxes;

•	administrative and indemnification suits for damages related to consumer rights, especially in relation to credit cards, checking accounts and loan disputes;

•	lawsuits involving disputes related to contracts and instruments to which we are a party, including claims related to breach of contracts;

•	civil lawsuits mainly from depositors and civil associations, including individual lawsuits and class actions, challenging monetary adjustments determined by government economic plans instituted to combat inflation during the 1980s and 1990s;

•	lawsuits relating to the privatization of Banespa;

•	class actions involving agreements and settlement of debts with the public sector; and

•	suits brought by employees, former employees, associations and unions relating to alleged labor rights violations.

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, we record provisions for judicial proceedings in which we assess the risk of loss to be probable and we do not record provisions when the risk of loss is possible or remote. In cases where there is ongoing litigation, we record a provision for our estimate of the probable loss based on historical data for similar claims. In addition, we record provisions (i) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or (ii) by considering the historical average amount of loss of such category of lawsuits. Due to the established provisions and the legal opinions provided by our counsel, we believe that any liabilities related to lawsuits or proceedings to which we are a party, both individually and in aggregate, will not have a material adverse effect on our financial condition or results of operations.

As of December 31, 2020, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$11,723 million and have been provisioned. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$29,352 million.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings.

The main lawsuits related to tax legal obligations fully recognized are:

•	PIS/COFINS. We filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for non-financial institutions, PIS and COFINS were levied only on revenues from services and sale of goods. On April 23, 2015, the Supreme Court issued a decision, applicable solely to Santander Brasil, accepting jurisdiction over the appeal regarding PIS and rejecting jurisdiction over the appeal related to COFINS. The tax authorities appealed the decision of the Supreme Court related to COFINS and their appeal was denied on August 19, 2015. In respect of COFINS, the case is finished with a favorable decision applicable to Santander Brasil. The appeal related to PIS, as well as the appeals submitted by other companies in the group, are pending. As of December 31, 2020, such claims amounted to R$3,994 million and are fully provisioned.

As of December 31, 2020, our probable loss risk for tax litigation amounted to approximately R$6,054 million fully provisioned and our possible loss risk for tax litigation amounted to approximately R$27,447 million.

The main judicial and administrative proceedings classified with a probable loss risk assessment are:

•	Tax on services for financial institutions. Certain municipalities levy Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services, for which we have argued against the payment of such taxes. As of December 31, 2020, amounts related to these proceedings totaled R$263 million, which are fully provisioned.

•	Social security contribution. We are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute salary. As of December 31, 2020, amounts related to these proceedings totaled R$51 million, which are fully provisioned.

•	Taxes on banking transactions. In May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda., or “Santander DTVM” and another tax assessment against Santander Brasil. The tax assessments refer to the collection of CPMF (Contribuição Provisória sobre Movimentação Financeira) tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. The administrative discussion ended unfavorably for both companies. On July 3, 2015, Santander Brasil and Santander Brasil Tecnologia S.A. (the current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments. This request was judged unfavorably. We have appealed to the court. On December 8, 2020, the appeals were decided unfavorably. We have filed a motion for clarification and are awaiting a decision. The amount as of December 31, 2020 totaled R$1,678 million. Based on the assessment of legal counsel, a provision of R$924 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as possible risk of loss refer to judicial and administrative proceedings involving tax matters assessed by management, taking into account the advice of our legal counsels, as possible losses, which were not recognized as liabilities. The main lawsuits include:

•	Losses on loans. We have challenged the tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from our corporate income tax (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL (Contribuição Social sobre o Lucro Líquido) bases have not met the relevant requirements under applicable law. As of December 31, 2020 the amount related to this challenge was approximately R$581 million.

•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados, or “PLR”). We are involved in administrative and judicial proceedings arising from tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. We have appealed against these infraction notices, since we consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2020, amounts related to these infraction notices totaled approximately R$4,931 million.

•	IRPJ and CSLL – Capital Gain. The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. The administrative discussion ended unfavorably. The company filed a lawsuit requesting the cancellation of tax assessments. We are responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2020 the amount related to this proceeding was approximately R$488 million.

•	Goodwill amortization of the acquisition of Banco Real. In October 2014, the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 million, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising before our merger with Banco Real cannot be deducted. We are awaiting a decision by the CARF. As of December 31, 2020 the amounts related to this proceeding totaled approximately R$1,440 million. This case is classified as possible risk of loss concerning the amortization of goodwill and as remote loss in relation to the fine charged in the case.

•	Goodwill amortization of the acquisition of Banco Sudameris. In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization in relation to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed in both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2020 the amount related to this proceeding was approximately R$646 million.

•	Unrecognized Compensation. We are currently engaged in legal and administrative proceedings with the Brazilian Federal Revenue Service relating to the failure to ratify certain tax offsets with credits due to overpayment or undue payment. As of December 31, 2020, the amount related to these proceedings was approximately R$4,641 million. The risk of loss is classified as possible.

•	Tax on Services (ISS) - Financial Institutions - We are currently party to proceedings relating to the payment of ISS to various municipalities with respect to various revenues arising from operations that are usually not classified as services. On December 31, 2020 the amounts related to these proceedings totaled approximately R$3,582 million.

•	Use of CSLL Tax and Negative Tax Loss – We are currently party to proceedings relating to tax assessments issued by the Federal Revenue Service in 2009. These proceedings relate to the alleged undue compensation of tax loss carryforwards and negative basis of CSLL, because of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of December 31, 2020, the amount was R$1,072 million.

•	Goodwill Amortization of Getnet Tecnologia – The tax authorities have issued infraction notices against Getnet Adquirência e Serviços para Meios de Pagamentos S.A and Santander Brasil, to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Getnet Tecnologia for the period of 2014 to 2018. Tax authorities considered that the companies did not comply with the legal requirements for such amortization. Both companies presented their respective defenses, and are awaiting judgment at the administrative level. As of December 31, 2020, the amounts related to these proceedings totaled approximately R$807 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid or adequately provisioned for all such potential liabilities. In addition, we are defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. Brazilian courts understand that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered its services. As of December 31, 2020, our probable loss risk of labor-related litigation amounted to R$3,001 million, which has been provisioned. Our possible loss risk of labor-related litigation amounted to R$227 million.

Former employees of Banco do Estado de São Paulo S.A.:

•	A claim was filed in 1998 by the association of retired Banespa employees (AFABESP) requesting the payment of a half-yearly bonus contemplated in the bylaws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the bylaws was eliminated in 2001. The Regional Labor Court and the High Employment Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20, 2019, a decision from the Federal Court of Justice (Supremo Tribunal Federal, or “STF”) rejected the extraordinary appeal filed by Santander Brasil. We have brought a rescission action to revert the decision in the main proceedings and suspend procedural enforcement. The rescission action was dismissed in 2020 and, as of the date of this annual report, the deadline to file an extraordinary appeal to the STF has not yet lapsed. Our legal advisors have classified the risk of loss as probable. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun, which is not the case yet).

IGPDI

•	A claim was filed in 2002 in Brazilian Federal Court by AFABESP on behalf of its members requesting that certain pension supplements to which persons admitted to the relevant retirement plan prior to May 22, 1975 be adjusted pursuant to the IGP-DI index (Índice Geral de Preços - Disponibilidade Interna). The first instance judgment was favorable to the plaintiffs, requiring that the correction be made but only in the periods in which no other form of adjustment was applied. We and Banesprev have appealed this decision. In case the decision is unfavorable to Santander Brasil and Banesprev, there would be no estimated impact as any potential beneficiaries are parties to other ongoing litigation or have already benefitted from an adjustment. The contingent liabilities are classified as possible risk of loss. The amount related to this action is not disclosed due to the current stage of the process and the possible impact that such disclosure may generate on the progress of the claim. We are currently waiting the Brazilian Federal Regional Court to determine the date of the judgment.

Abusive Targets Class Action - 2017

•	The labor Federal Public Prosecutor’s Office (Ministério Público Federal do Trabalho) filed a class action against Santander Brasil alleging that our management of our employees is inappropriate. Specifically, the class action alleges that we apply constant pressure to meet abusive, excessive and continuously increased goals, make excessive and inappropriate demands, impose excessive workloads resulting in physical and psychological strain, make constant threats of dismissal for failure to meet targets, have a staff too small to deal with the existing workload, run an organizational model based on stress and humiliation, and that, as a result, we have allegedly caused irreparable damage to employees’ physical and mental health as a result of which the public social security system has suffered losses of more than R$90 million due to the 7,677 accident-related and social security benefits granted to employees from 2010 to 2015.

The Federal Public Prosecutor’s Office’s claim demands that we refrain from subjecting employees to abusive targets, to reduce the target levels, refrain from increasing targets by more than 10% per year, institute a quarterly targeting system, and refrain from adopting targets for operational areas. There is also a claim for the payment of indemnity for collective moral damages in an amount not less than R$460 million and that we be prohibited from contracting with the government for 10 years. The Federal Public Prosecutor’s Office is also demanding that a fine of R$500 thousand be set for any breach by us of the obligations imposed on us following the judgment.

The lower court ruling prohibited submitting employees to abusive targets. It also determined that the targets should only be reviewed annually and that their annual variation should be subject to collective bargaining between Santander Brasil and the unions. The ruling also prohibited setting targets for employees in the back office and control departments and required payment of indemnity for collective moral damages in the amount of R$274.4 million, in addition to imposition of certain daily fines. Finally, the ruling determined that we are required to implement a new experimental target program under the terms provided for in the decision from January 1, 2020. We appealed this decision and obtained a momentary suspension of the condemnatory decision. We estimate the risk of loss as remote.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2020, our probable loss risk in connection with civil litigation liabilities amounted to R$2,669 million, which has been provisioned in full and our possible loss risk in connection with civil litigation liabilities amounted to R$1,753 million. For civil lawsuits considered to be common and similar in nature, the provisions are recorded based on statistically averaged previous payments, and on the legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

Economic Plans

Like the rest of the banking system, we have been the subject of claims from customers and depositors and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation in the 1980s and 1990s (“planos econômicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. The claims relate to adjustments to the calculation of inflation applied on the amounts held in (i) savings deposit accounts (depósitos em conta poupança); (ii) time deposits (CDBs); and (iii) court deposits (depósito judicial).

In April 2010, the High Court of Justice, or “STJ,” set a limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants. There are no new claims in connection with this matter due to the statute of limitations. The decisions issued to date have been adverse for the banks, although some proceedings have been brought to the STJ and the STF which are expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress are stayed until the court issues a final decision. Although the STF initiated judgment in November 2013, a formal ruling has not been handed down as of the date hereof and we cannot predict when a formal ruling will be handed down by either the STJ or the STF. In December 2017, the Brazilian Attorney-General’s Office (Advocacia-Geral da União), the Brazilian Central Bank, the Brazilian Consumer Protection Institute (Instituto Brasileiro de Defesa do Consumidor), the Brazilian Savers’ Association (Frente Brasileira pelos Poupadores) and the Brazilian Federation of Banks (Federação Brasileira dos Bancos) have signed an agreement to resolve existing disputes over the impact of the economic plans on the amounts held by claimants in savings deposit accounts. The settlement discussions did not address the full value of the payments and focused on setting the amount that would be paid to each person according to the relevant balance at the plan date. The total value of the payments will depend on the number of persons adhering, as well as on the number of savers who have proved in court the existence of the account and the balance on the date of the anniversary of the change in indices. The terms of agreement were negotiated between the parties and submitted to the STF, which approved the terms of the agreement on March 1, 2018 (for further details about the agreement please see the specific section “Cartilha Planos Econômicos” on the website of the Brazilian Banks Federation, which is not incorporated herein by reference). All existing claims were suspended for two years in which period claimants must decide whether or not they will adhere to the agreement.

In November 2018, the STF handed down a decision recognizing the leading court status (repercussão geral) of an appeal discussing the matter of understated inflation in the monetary restatement of court deposits and determined that procedures related to this matter will be stayed until a final decision is reached by the court.

On March 3, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. This extension has a term of five years. The approval of the terms of the amendment occurred on June 3, 2020.

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

Similar proceedings have been brought by the Federal General Accounting Office (Tribunal de Contas de União- TCU) and the CVM, to determine the liability for losses caused to pension funds as a result of their investments in the Fund. The pension funds involved in the CVM proceeding are PETROS - Fundação Petrobras de Seguridade Social and Postalis – Instituto de Previdência Complementar. Only damages to Postalis are under discussion in the TCU proceeding We have presented defenses to both proceedings.

Camargo Corrêa S.A. and Camargo Corrêa Administração e Participações Ltda.

We filed a judicial proceeding, along with certain affiliates of ours, against Camargo Corrêa S.A. and Camargo Corrêa Administração e Participações Ltda., or “Camargo Corrêa,” in connection with the association agreement entered into for the implementation of the control and administration of Banco Geral do Comércio S.A., or “BGC,” and its affiliates, or the “Association Agreement.” Under this proceeding, the plaintiffs seek compensation for damages arising from obligations originated from events that took place before the signature of the Association Agreement, and that were only disclosed to the parties after the implementation of the agreement, and we (along with our affiliates) assumed BGC’s management. In response, Camargo Corrêa filed a counterclaim arguing to be our creditor. The judge ruled partially against our affiliates and us. In an appeal decision, the Court of Justice of the State of São Paulo (TJSP) reversed the decision in full, following grounds and granting the compensation claimed by us and our affiliates. The judicial process was concluded with a settlement in July 2020.

IBAMA

On October 10, 2016, after an inspection conducted in rural properties located in the State of Mato Grosso, the Brazilian Environment Authority (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis, or “IBAMA”) filed an infraction notice against us alleging that we had financed the production of corn in a protected area. The amount of the fine was set at R$47.5 million (approximately U.S.$15 million). According to IBAMA, financing seed production in protected areas is considered an environmental infraction due to the potential environmental damage that it may cause. We filed an administrative defense on November 9, 2016, stating that we had not financed production in a protected area, given that the financing agreement with the property owner had no connection with the production of seeds. As a consequence of the filing of the administrative defense, the enforceability of the fine is suspended. Although we believe we have presented valid arguments, we believe that the risk of loss in the administrative proceedings is possible. If we were to lose the administrative proceedings, we may seek a review of the administrative finding by a court.

Other Litigation

In addition to the matters described above, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of these legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, or those that involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Contingent liabilities classified as remote risk of loss refer to judicial and administrative proceedings involving other matters assessed by legal counsels, that have not been provided for. The main lawsuits are discussed in the following paragraphs.

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011, a unanimous decision of CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the Câmara Superior de Recursos Fiscais with respect to the merits but not the fine, and the 2002 fiscal year, which was already being subject to the statute of limitation. Because of these two items, the assessment was reduced to R$1.8 billion. In December 2017, this favorable decision was modified in favor of the Brazilian Federal Revenue Service. Concurrently with the administrative proceeding, through a collective action (Ação Popular), the administrative proceeding was returned to the CARF for a new judgment, which has not yet been handed down. However, the Brazilian Federal Revenue Service continues to charge us; therefore, a new lawsuit was filed to discuss this issue. There has been no decision at first instance. In June 2010, the Brazilian Federal Revenue Service issued two other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil was not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million, the proceedings were partially unfavorable. We have filed claims for cancellation of these tax assessments. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008. Santander Brasil challenged this tax assessment and was granted a favorable decision in the first instance. The tax authority has appealed the decision and this was accepted. We are currently awaiting final decision. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

In addition to the aforementioned proceedings, in June 2013, the Brazilian tax authorities issued an infraction notice against us as the responsible party liable for the tax on the capital gain allegedly obtained in Brazil by an entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (a shares merger) transaction carried out in August 2008. Through this transaction, we acquired all the shares of Banco Real and AAB Dois Par by providing the shareholders of these entities’ newly issued shares through a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issuance value of our shares that were received and the acquisition cost of the shares delivered in the exchange. A new appeal was filed with the CARF, which is awaiting judgment. This appeal was partially allowed and we filed an injuction against the unfavorable portion of the appeal. The case is currently awaiting judgment. Based on the advice of our external legal counsel, the position taken by the Brazilian tax authorities is not correct, and there are arguments for appeal against the infraction notice. As a result, the risk of loss is considered to be remote. Consequently, we have not recognized any provisions in connection with these proceedings.

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

The MPF has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases, resulting in a claimed benefit of R$83 million (approximately U.S.$25 million) for us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018 the officer in question presented his defense. The proceedings are currently ongoing. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

Dividend Policy

General Rules

We are required by Brazilian Corporate Law and our By-Laws to hold an annual general shareholders’ meeting by no later than the fourth month after each fiscal year, at which time, the allocation of the net profits in the preceding year and the distribution of an annual dividend are approved by our shareholders. Provisional Measure (Medida Provisória) No. 931 issued on March 30, 2020 -(with respect to the fiscal year ended December 31, 2019) extended this timeframe to the seventh month after the end of the fiscal year as a consequence of the COVID-19 pandemic. This provisional measure was later converted into Law No. 14,030 on July 28, 2020. The payment of annual dividends is based on our consolidated audited financial statements prepared for the immediately preceding fiscal year.

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

However, Brazilian Corporate Law allows our shareholders to suspend dividends distribution if our board of directors reports at our annual shareholders’ meeting that the distribution would not be advisable given our financial condition. Our fiscal council should review any suspension of the mandatory dividend. In addition, our management should submit a report to the CVM setting out the reasons for the suspension. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as a dividend as soon as our financial condition permits such payment.

In addition, the CMN issued Resolutions No. 4,797 and No. 4,820 on April 7 and May 29, 2020 which among other restrictions, prohibited the payment of dividends by financial institutions in excess of the mandatory dividend payments required under applicable Brazilian law until December 31, 2020 On December 23, 2020, the CMN enacted Resolution 4,885, which is intended to make the payment of dividends or interest on capital more flexible. As a result, financial institutions are not allowed to pay in excess of the greater of (x) the amount corresponding to 30% of the adjusted net profit in accordance with item I of article 202 of the Brazilian Corporate Law; and (y) the amount equivalent to the mandatory dividends as set forth in article 202 of the Brazilian Corporate Law.

Current and Future Dividend Policy

We currently recommend to our shareholders a 50% distribution of our yearly adjusted net income as dividends and/or interest attributable to shareholders’ equity. Our future dividend policy and the amount of future dividends and/or interest attributable to shareholders’ equity we decide to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate, regulatory provisions (such as CMN Resolution No. 4,820 of May 29, 2020) and such other factors as we may deem relevant at the time.

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

The depositary is the registered owner of the units underlying the ADRs on the records of the registrar. Such units are held since December 13, 2016 by Santander Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (the current corporate name of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.) in Brazil, acting as the custodian and agent for the depositary for our ADRs.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the custodian is unable to convert the Brazilian currency received as dividends into U.S. dollars immediately, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by changes in the exchange rate for reais into U.S. dollars.

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018.

	For the year ended December 31,
	2020	2019	2018
	(in millions of R$)
Net Income under Brazilian GAAP	14,056	14,088	12,166
(-) Legal Reserve	703	704	608
(=) Amounts Available for distribution	13,353	13,384	11,558
Mandatory Dividends – 25.0%	3,338	3,346	2,890
Interest on Shareholder’s Equity	3,325	4,010	4,080
Dividends	512	6,790	2,520
Total (Interest on Shareholder’s Equity and Dividends)	3,837	10,800	6,600
Dividends distributed in excess of the Mandatory Dividend	499	7,454	3,710

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2020, we declared dividends and interest on shareholders’ equity in the gross amount of R$3,837 million, of which R$1,000 million was paid on April 29, 2019, R$1,000 million on July 31, 2019, R$1,000 million on October 30, 2019 and R$7,800 million on February 21, 2020. The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2020	2019	2018	2017	2016
	(in millions of R$, except per share figures)
Dividends	512	6,790	2,520	2,500	1,400
Interest attributable to shareholders’ equity	3,325	4,010	4,080	3,800	3,850
Total	3,837	10,800	6,600	6,300	5,250
Dividends and interest on capital per 1,000 shares
Common shares	490	1,379	842	776	666
Preferred shares	539	1,517	926	854	733

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

On October 6, 2009, the Global Public Offering priced shares at R$23.50 per unit and U.S. $13.40 per ADR. The Units have been traded on the B3 and since October 7, 2009, and our ADRs have been traded on the NYSE since October 7, 2009.

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

On October 30, 2014, the Brazilian Exchange Offer and the U.S. Exchange Offer were concluded. As a result of these offers, the Santander Group’s shareholding increased to 88.3% of our total share capital. Further, as a result of the offer in Brazil, our Units were delisted from the Level 2 Segment and are now traded at the basic listing segment of B3.

The uncertainties caused by the outbreak of the COVID-19 pandemic had an adverse impact on the global economy and global capital markets and in Brazil, including markets volatility, which resulted in the B3’s circuit breaker mechanism being triggered eight times during March 2020. The price of our units and ADSs may experience volatility, which could negatively impact holders of our Units and ADSs.

The following table shows our outstanding publicly traded common shares and preferred shares as of February 24, 2021:

Free Float	B3	NYSE
Common shares	210,515,193	145,127,657
Preferred shares	234,266,896	145,127,657
Total	444,782,089	290,255,314

Units, Common and Preferred Shares Traded on B3

The table below sets forth the high, low and last daily sales prices in reais for our common shares on the B3 for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2015 Annual	10.80	6.10	8.83
2016 Annual	19.46	6.60	19.36
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
2020 Annual	25.90	10.50	21.66
1st Quarter	25.90	11.29	12.99
2nd Quarter	16.57	10.50	13.97
3rd Quarter	15.62	12.51	13.05
4th Quarter	22.35	12.71	21.66
Last 6 Months	22.35	12.51	18.93
September 2020	14.70	12.51	13.05
October 2020	16.69	12.71	14.60
November 2020	18.91	14.62	17.84
December 2020	22.35	18.00	21.66
January 2021	22.25	18.00	18.93
February 2021 (through to February 24, 2021)	20.80	18.50	18.90

The table below sets forth the high, low and last daily sales prices in reais for our preferred shares on the B3 for the periods indicated.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2015 Annual	10.80	6.10	8.83
2016 Annual	19.46	6.60	19.36
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
2020 Annual	24.28	11.42	23.49
1st Quarter	24.25	12.00	13.87
2nd Quarter	16.46	11.42	14.22
3rd Quarter	16.19	13.96	14.90
4th Quarter	24.28	14.56	23.49
Last 6 Months	25.00	13.96	20.28
September 2020	16.05	13.96	14.90
October 2020	19.75	14.56	17.16
November 2020	23.20	16.97	21.06
December 2020	24.28	21.40	23.49
January 2021	25.00	19.96	20.28
February 2021 (through to February 24, 2021)	22.30	20.21	20.66

	B3
	Units – SANB11
	High	Low	Last
	R$ per share
2015 Annual	10.80	6.10	8.83
2016 Annual	19.46	6.60	19.36
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
2020 Annual	48.21	21.54	44.83
1st Quarter	48.21	22.75	26.00
2nd Quarter	32.47	21.54	27.59
3rd Quarter	31.41	26.22	27.72
4th Quarter	46.60	27.00	44.83
Last 6 Months	47.20	26.22	39.26
September 2020	30.51	26.22	27.72
October 2020	35.96	27.00	31.78
November 2020	41.34	31.48	39.15
December 2020	46.60	40.10	44.83
January 2021	47.20	38.38	39.26
February 2021 (through to February 24, 2021)	43.12	38.80	39.44

For information on the rights attaching to our common shares and to our preferred shares, please see “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.”

ADRs Traded on NYSE

Our ADRs have been listed and traded on the NYSE since October 7, 2009. Our Units abroad, including in the form of ADRs representing ADSs, are registered with the SEC under the Exchange Act.

The deposit agreement pursuant to which ADRs have been issued is between us and The Bank of New York Mellon, as depositary, and all the holders from time to time of ADRs. For further information on our arrangements with The Bank of New York Mellon, please see “Item 12. Description of Securities other than Equity Securities—D. American Depositary Receipts.”

Since certain of our shares and our ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

	NYSE
	ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2015 Annual	10.80	6.10	8.83
2016 Annual	19.46	6.60	19.36
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
2020 Annual	12.68	3.69	8.64
1st Quarter	12.68	4.55	5.17
2nd Quarter	6.74	3.69	5.22
3rd Quarter	6.11	4.76	4.94
4th Quarter	8.95	4.80	8.64
Last 6 Months	8.95	4.76	7.22
September 2020	5.78	4.76	4.94
October 2020	6.17	4.80	5.54
November 2020	7.69	5.52	7.28
December 2020	8.95	7.66	8.64
January 2021	8.83	7.09	7.22
February 2021 (through to February 24, 2021)	7.93	7.05	7.26

9B. Plan of Distribution

Not applicable.

9C. Markets

Our Units and common and preferred shares are traded on the B3. The regulation of Brazilian securities markets which affects these securities is discussed below. In addition, we also have ADRs which have been listed and traded on the NYSE since October 7, 2009. For further information, see “—A. Offering and Listing Details.”

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

In addition, in order to maintain control over the fluctuation of the B3 index, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes, one hour, or a time to be defined by B3, whenever the B3 index falls below 10.0%, 15.0% or 20.0%, respectively, in relation to the value of closing index of the previous trading session.

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

In order to keep our securities listed on the B3, we are required to comply with the provisions of the B3’s Issuer Manual (Manual do Emissor), which establishes technical and operational procedures and criteria applicable to companies that have securities listed on the B3. The most up-to-date version of the B3’s Issuer Manual became effective as of October 22, 2020.

Corporate Governance Practices

In 2000, the B3 introduced three special listing segments, Levels 1 and 2 of Corporate Governance and Novo Mercado, which were aimed at fostering a secondary market for securities issued by Brazilian companies that voluntarily abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law.

Our Units were initially listed on the Level 2 Segment. However, as a result of the Brazilian Exchange Offer and the U.S. Exchange Offer launched by Santander Spain in Brazil for the acquisition of our shares, our Units were delisted from the Level 2 Segment and are now traded at the basic listing segment of the B3.

Within the B3, we are a part of one sustainability index: the ISE (Índice de Sustentabilidade Empresarial – Entrepreneurial Sustainability Index) which is a reference for socially responsible investments in Brazil. To be part of the portfolio, currently composed of 39 companies, the company’s performance is evaluated with respect to sustainability, including economic efficiency, environmental balance, social practices and corporate governance.

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

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, as a foreign direct investment under Law 4,131/62, or as a portfolio investment under the applicable regulation enacted by CMN and CVM. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Internal Revenue. This registration process is undertaken by a financial institution or an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil.

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

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADRs into foreign portfolio investments. If a holder of ADRs elects to convert its ADRs into a foreign direct investment under Law 4,131/62, the conversion will be carried out by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also require the Units to be converted into shares.

If a foreign direct investor under Law 4,131/62 wishes to deposit its Units into the ADR program in exchange for ADRs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be carried out by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also involve the need to change the Units into shares.

The Brazilian federal constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100% foreign participation in our capital stock. Foreign investors may acquire our Units or ADRs as a result of this decree. In addition, foreign investors may acquire publicly traded nonvoting shares of Brazilian financial institutions traded on a stock exchange or depositary receipts offered abroad representing nonvoting shares without specific authorization. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision— Other Applicable Laws and Regulations Foreign Investment in Brazilian Financial Institutions.”

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

Directors’ and Executive Officers’ Role and Conflict of Interests

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

As a financial institution, we are subject to certain limitations set forth by the Banking Reform Law, as amended Law 13,506/17, as well as related regulations. For more information in relation to such limitations, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Principal Limitations and Obligations of Financial Institutions” and “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Administrative Proceedings in the Brazilian National Financial System, the Brazilian Payment System and Capital Markets.”

In addition to these provisions, Article 10 of our By-Laws provides that members of the Board of Directors and Officers are forbidden to be involved in the analysis, approval or settlement of business deals or loans relating to a company where they (i) hold more than 5% of the capital stock as partners or shareholders, or where they are members of the management, or (ii) had been members within a period of up to six months before their appointment. Finally, our policy for transactions with related parties also sets forth procedures to be followed by managers involved in such transactions, and when other potential conflicts of interest may arise.

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

Regarding the election of members of the Board of Directors, the Brazilian Corporate Law sets forth that, when members of the Board of Directors are elected, the following parties have the right to elect one member of our Board of Directors:

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

The following rules apply to the exercise of the rights granted to the shares represented by Units:

•	Dividends and share redemption or repayment amounts delivered to us, as depository of the shares, shall be paid by us to the Unit holder;

•	Only the Unit holder shall have the right to attend our general meetings and to exercise all prerogatives conferred on our shareholders by the shares represented by the Units;

•	In the event of a stock split, cancellation or reverse stock split or new issuances of shares by us while the Units are in existence, the following rules will be observed:

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

Quorum of General Meetings

As a general rule, the Brazilian Corporate Law sets forth that a general meeting can be held if shareholders holding at least 25% of the voting capital stock are present, at the first call, and at the second call if any number of holders of voting shares are present. If the shareholders have been convened to resolve on amendments to the By-Laws, the quorum at the first call must be at least two-thirds of the voting shares and, at the second call, any number of holders of voting shares.

The CVM may authorize the aforementioned quorum, set forth in the Brazilian Corporate Law, to be reduced in the case of a publicly held company with widely held shares, and where the last three general meetings have been attended by shareholders representing less than half the voting shares.

In general, the approval of any matter must occur through votes of shareholders attending a general meeting in person, or through a proxy, corresponding to at least the majority of the common shares represented at the meeting, and abstentions are not taken into account for this calculation. Nevertheless, the affirmative vote of shareholders representing at least one-half of the voting shares is needed for the approval of the following matters, among others: (i) reduction of the mandatory dividend to be distributed to our shareholders; (ii) changes in our business purpose; (iii) our merger, spin-off or incorporation; (iv) our participation in a corporate group (as defined by the Brazilian Corporate Law); (v) the termination of a state of liquidation; and (vi) our dissolution.

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

Responsibility for Calling General Meetings

It is usually the responsibility of our Board of Directors to call a general meeting, provided that such meetings may also be called by the following persons or bodies: (i) any shareholder, when our directors fail to call a meeting within 60 days of the date required by law or by our By-Laws; (ii) shareholders representing a minimum of 5% of our capital stock, if our managers fail to call a meeting, within eight days, in response to a justified request submitting matters to be discussed; (iii)

shareholders representing a minimum of 5% of our capital stock, if our Board of Directors fails to call a meeting intended to install a Fiscal Council, within eight days of the request being made; and (iv) the Fiscal Council (if already installed), if our Board of Directors fails to call the annual general meeting; and the Fiscal Council can also call an extraordinary general meeting whenever there are serious or urgent reasons.

Conditions for Admission to General Shareholders’ Meetings

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

Since January 1, 2017, the rule became applicable to all publicly held companies that had at least one type or class of share listed included in either the IBrX-100 or the IBOVESPA indices, as is our case. Accordingly, since the beginning of 2017, we have put in place the necessary structure to allow our shareholders to participate and vote remotely at general meetings. For this purpose, our shareholders must follow the voting procedures disclosed by us in the call notice for the relevant general meeting to transfer the voting pronouncements including by contacting either us or the custodians (who will be responsible for transferring the voting pronouncements to us), pursuant to the terms of the applicable regulation.

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

(3)	When it is intended to carry out a takeover, a total or partial spin-off, transformation or corporate reorganization; and

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

The Brazilian Corporate Law also provides that a spin-off of a company shall entitle its shareholders to withdraw only if it results in: (i) a change in the corporate purpose, unless the assets spun off are transferred to a company whose principal activity coincides with the business purpose of the spun-off company; (ii) a reduction in the mandatory dividend; or (iii) becoming part of a group of companies, as defined in the Brazilian Corporate Law. In addition, in the event of a consolidation or merger of us into another company, or when we become part of a group of companies (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdraw from our company if the shares of such companies (a) are liquid, i.e., are listed on the three general indexes or on any other Stock Exchange index, as defined by the CVM, and (b) are widely held, such that our controlling shareholders or other companies under common control hold less than half the shares of the type or class to which the right of withdrawal corresponds. The right of withdrawal must be exercised within 30 days of publication of the minutes of the general meeting resolving on the matter that gave rise to such right. Furthermore, we have the right to reconsider any resolution that has given rise to a right of withdrawal, during the 10 days following the end of the period for exercising the right, if we consider that the payment of the price for buying out dissident shareholders would put our financial stability at risk.

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

Purchase of Our Own Shares

Our By-Laws authorize our Board of Directors to approve the purchase of our own shares. In any of the following circumstances, the decision will only become effective upon prior approval at a shareholders meeting: (i) acquisition on an organized securities market involving more than 5% of our outstanding shares of a certain type or class in less than 18 months; (ii) acquisition on an organized securities market for prices 10% above the market price; (iii) acquisition aiming at changing or preserving our share control composition or our management structure; or (iv) where the counterparty in an acquisition out of the organized securities markets is related to us (according to the applicable accounting rules). The decision to purchase our shares will be disclosed to the markets and the respective trade will be settled within 18 months from the approval.

The decision to acquire our shares is also subject to certain restrictions. It may not, among other things: (i) aim for the acquisition of shares belonging to our controlling shareholders; (ii) be carried out in the organized markets for prices above the market prices; (iii) take place simultaneously with a public offering for the purchase of our shares; or (iv) require the use of funds exceeding the available funds (considered all capital or profits reserves plus the realized results of the ongoing fiscal year, excluding, in both cases, the legal reserve, the reserve for realizable profits, the special reserve for non-distributed compulsory dividends and the tax incentives).

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

CVM Instruction 457, of July 13, 2007, as amended, or “CVM Instruction 457,” provides that we are also subject to the disclosure of our consolidated financial statements based on IFRS within four months of the end of each reporting period. The financial statements mentioned by CVM Instruction 457 must be disclosed in their entirety, together with (i) the management report, (ii) explanatory note expressly stating without reservation that the consolidated financial statements are in accordance with IFRS as issued by the IASB and Brazilian GAAP, and (iii) the opinion of the independent auditors. Within 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated into English; or (ii) disclose our financial statements or consolidated financial statements in accordance with IFRS as issued by the IASB, accompanied by the independent auditors’ review report.

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

We are obliged to send such information to CVM and B3 within 10 days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition). Upon the issuance of CVM Instruction 568 on September 17, 2015, it also became mandatory to provide the CVM and B3 within the same time period the information related to the securities traded by us, our entities and affiliated companies.

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

Our Investor Relations Officer is responsible for sending this information to the CVM and to the B3 as soon as received.

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

Foreign capital must be registered with the Brazilian Central Bank through the Electronic Registration System – Foreign Direct Investment, or the “Registro Declaratório Eletrônico – Investimento Externo Direto,” within 30 days of the flow of funds into Brazil in accordance with Law 4,131. The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments. Investments will always be registered in the foreign currency in which they are made, or in Brazilian currency, if the funds are derived from a non-resident account properly held in Brazil.

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

The Brazilian Congress is currently debating a bill to amend Law 4,131 and other laws that govern the Brazilian foreign exchange market. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Foreign Exchange Market.”

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in the applicable regulation enacted by CMN and the CVM.

Since March 30, 2015, portfolio investments have been regulated by CMN Resolution 4,373, which revoked the former rule (CMN Resolution 2,689, of January 26, 2000) which had been in force for about 15 years.

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

Under CMN Resolution 4,373, an investor residing outside Brazil must:

•	appoint at least one financial institution or an institution authorized to operate by the Brazilian Central Bank as representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Brazilian Central Bank and the CVM;

•	register as a foreign investor with the CVM;

•	appoint one or more custodians authorized by the CVM;

•	register the foreign investment with the Brazilian Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

Although subject to interpretation, in the case of Non-Resident Holders carrying out investments pursuant to CMN Resolution 4,373, it is possible to sustain that the income tax should not apply at progressive rates under Law 13,259/16, but at a fixed rate of 15%. Moreover, Non-Resident Holders located in a Tax Haven jurisdiction are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

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

The difference between the acquisition cost and the average price of the units is considered a capital gain currently subject to income tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million), or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law 4,131/62 wishes to deposit its units into the ADR program in exchange for ADRs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the aforementioned progressive rates or, in the case of a Tax Haven resident, 25%.

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

However, in certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to 4,373 Holders that are not resident or domiciled in a Low or Nil Tax Jurisdiction, which should be subject to the assessment of the withholding income tax at a fixed 15% rate.

Moreover, there are arguments to support the position that there should be no withholding tax on this transaction, because: (i) the deposit of units would not have represented the disposal of the investment; and (ii) the transaction is registered on the stock exchange. Given the uncertainty of these two positions, we recommend that you consult your tax advisors.

Tax on Foreign Exchange Transactions (IOF/Exchange)

The Tax on Foreign Exchange Transactions, or “IOF/Exchange,” is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 0.38%.

However, foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution 4373 are generally subject to the IOF/Exchange at a rate of zero.

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

The IOF Derivatives Tax was established by Decree 7,563 of September 16, 2011, with the original levy of 1% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in Brazil that individually results in an increased foreign exchange exposure on a short position. However, under Decree 8,027 of June 12, 2013 the tax rate was reduced to zero.

Other Brazilian Taxes

The inheritance and gift tax, or “ITCMD,” is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares, or units comprised of shares, that are abroad to individuals who are resident in Brazil is subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor is domiciled in Brazil and the recipient is domiciled abroad. The ITCMD is a state tax with a maximum rate of 8%.

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

Subject to applicable limitations (including the requirement that the ADRs be readily tradable on an established securities market in the United States) and the discussion of the passive foreign investment company rules below, under current law, dividends paid with respect to our ADRs to certain non-corporate U.S. Holders will be taxable at the preferential rates applicable to long-term capital gain. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of these favorable rates in their particular circumstances.

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

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADRs or units. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2020. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

We also file consolidated financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil. The CVM maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the CVM. The address of that website is http://www.cvm.gov.br. We also file consolidated financial statements and other periodic information with the B3. The address of the B3 website is http://www.bmfbovespa.com.br.

10I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview

In addition to establishing and applying our local risk management policies and procedures, we have incorporated the Santander Group’s global risk management functions at various levels of our organization, including financial, credit, market, operational and compliance risk, to ensure a consistent approach worldwide.

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

The frequency with which quantitative and qualitative risk management information is prepared depends on the information provided, as follows:

Daily information:

i.	liquidity and market risk: includes data on treasury limits (VaR, positions, sensitivity of linear and non-linear econometric models) and the principal changes in the treasury portfolio. Also includes short-term liquidity and liquidity buffer calculation.

Weekly information:

i.	focuses on generating updated high-level information in different segments (focused on solvency risk) or portfolios (focused on market risk), as well as a summary of the relevant facts and expected short-term changes;

ii.	is generated for our senior management, including the chief executive officer and vice president executive officers of retail, risks and finance, and an independent member of our board of directors; and

iii.	is drawn from our risk management framework and policies globally and is validated by local market risk areas.

Monthly information:

i.	liquidity and market risk: facilitate the analysis of the current activity, including structural and interest rate risks; it also includes a detailed analysis of alternative measures, stress scenarios and short, long and concentration liquidity metrics.

Monthly information is generally more detailed than weekly information.

Risk Management Committees

The following table describes the main risk committees in Brazil (which are responsible for credit decisions and for ongoing control of credit risk matters), including their responsibilities, members and frequency of meetings.

Committee	Main Responsibilities	Members	Meeting Frequency
Executive Risk Committee	• Apply the Group’s risk policies locally in a manner compatible with the objectives of the business areas;	• CEO	Weekly
	• Approves the risk appetite secondary metrics that will be proposed to the board of directors of Santander Brasil;	• Vice President Executive Officer (Chief Risk Officer).
	• Manage exposures from different customers, economic sectors and types of risks, including, among others, the following functions:	• Vice President Executive Officer of Legal and Corporate Affairs
	• Approve risk proposals for credit and market operations, including, among others, underwriting operations of fixed and variable income, customer limits for Treasury products, ALCO (Assets and Liabilities Committee) limits, debt restructuring proposals and payment arrangements;	• Executive Superintendent of Wholesale’s Risks
	• Handle general issues related to market risk, cross-border limits, country risk, global banking operations, and market risk approvals;	• Vice-President Executive Officer of Corporate and Investment Banking
	• Adopt and, if necessary, validate, portfolio sales or individual asset-credits;	• Vice President Executive Officer of Corporate

	• Approve predefined internal risk regulations and monitor the Strategic Business Plan main indicators;	• Vice President Executive Officer of Private Banking and Wealth Management
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

Committee	Main Responsibilities	Members	Meeting Frequency

Risk Control Committee	• Oversee the Risk Identification and Assessment (RIA) exercise;	• Chief Financial Officer	Biweekly

• Conduct a full segment and regular follow up of all risks, including Conduct Risk, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors;	• Chief Risk Officer • Chief IT Officer
• Conduct an independent and periodic control report on risk management activities, which includes:	• Executive Superintendent of- Enterprise Risk Management
• Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the Bank and monitoring of key strategic projects;	• Executive Superintendent of GIR and Relationship with Supervisors

•      Monitor the observance of appetite and risk policies, advising the board risk committee on these issues;

•      Approve the secondary metrics of Risk Appetite.

•      Review and monitor compliance with the General Risk Framework and Risk Appetite, identifying exposures to the most relevant risks through risk reports

•      Monitor all relevant aspects of capital management and its impacts

•      Approve, review and guarantee the correct and effective risk governance, including the control and decision forums, structures, policies and reports to ensure that all relevant risks are identified, managed and reported.

•      Approve and review the Strategic, Financial, Business Continuity and Recovery Plans

• Vice President Executive Officer of Finance and Strategy. • Chief Compliance Officer

• Support and assist the board in carrying out stress tests, in particular by evaluating the scenarios and assumptions to be used in these tests, valuing the results and analyzing the measures proposed by the risk function as a consequence of the results;
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

•      Provide the board of directors, through the board risk committee, and the executive committee the information and assistance needed regarding risks for the fulfillment of its functions in risk management matters assigned to it by law, the board of directors´ rules of procedure and the regulation of the Risk Control Committee – RCC; and

•      Approve the operation of hierarchically lower-risk control committees and their respective regulations;

The Executive Risk Committee and Risk Control Committee, which are described in detail above, make decisions with regard to risk management in Brazil with representatives of our senior management, including our Chief Executive Officer (CEO), our Vice President Executive Officer of Risk Management (CRO) and other members of the Executive Committee. The main responsibilities of the Executive Risk Committee and Risk Control Committee include defining our level of risk tolerance, monitoring our loan portfolios and market conditions, as well as following up on any recommendations made by the Brazilian Central Bank. They also raise any matters to our board of directors that exceed the authority of the committee. Each of our risk management committees has certain authority and approval levels, in each case subject to Brazilian law and regulations. Decisions at the committee level are intended to be collegial in a manner to ensure that differing opinions are all considered.

Credit Risk

Santander Group’s risk management model is based on a prudent management, driven by the risk appetite defined by the unit and approved by the headquarters. We operate within the limits of the Santander Group's risk management guidelines and Brazilian Central Bank regulations, in order to protect and optimize capital and promote profitability. One of our credit risk management principles is that of independence among our business areas, providing sufficient autonomy for proper risk management. Another important characteristic of our risk management is the direct involvement of senior management in the decision-making process through credit committees. Our credit risk management process, especially new loan approval and risk monitoring, is structured according to our customer and product classifications, and is divided into retail and wholesale lending.

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

We use two distinct scoring models depending on the phase in which the customer is in with respect to their interaction with us (the “application” phase and the “behavior” phase). A credit scoring model is applied in the application phase when the customer begins a relationship with us and a behavioral scoring model is used when the customer has already had a relationship with us for a period established by our risk management policies (i.e., during the “ongoing” phase). This policy allows us to evaluate our existing customers with a more complete analysis than if we applied a pure scoring model for all customers.

For financing products offered to SMEs (retail businesses), the method used to evaluate if approval should be granted is based on internally-developed credit risk approval limits, as well as the customer´s creditworthiness. These approval methods include system automation, or manual individual analysis, which generates a credit risk rating based on our internal models. Additional information, such as the characteristics of the financing product being offered, including related terms and conditions, as well as collateral granted in connection therewith, is also taken into account in the approval process.

Pre-approved limits on lines of credit for both individuals and SMEs are granted based on creditworthiness, as determined by our scoring criteria. Credit limits are managed based on the performance of the customers, considering each customer’s risk profile.

Credit authorization limits are established and these are automatically applied to all credit requests. When an automatic credit decision results in the customer’s needs, the commercial area has the authority to submit a request for manual approval. Such approvals are subjected to review by analysts or committees, depending on the value of the loan sought.

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

Wholesale Lending

In wholesale banking, each customer is analyzed on an individual basis. Commercial and risk areas analyze the client’s needs and indicators, analyzing profitability, creditworthiness and adequacy to the risk metrics of Santander Group RAS – Risk Appetite Statement, in order to determine and submit it for approval.

Wholesale lending risk appetite metrics and limits are set annually and tracked monthly through reports sent to the headquarters of the Santander Group. These limits are defined considering the risk appetite of the Group, in line with current regulations (Brazilian Central Bank and European Central Bank), and the expectations of the commercial area. Individual and sectoral portfolio concentrations are monitored to mitigate the risk of the portfolio.

All credit requests from our wholesale customers must be approved by a credit committee, which are outlined below:

Authorization Required	Limit
Territorial Committee	Up to R$50 million
Superior and High Risk Committee	Up to R$170 million
Wholesale Committee	Up to R$340 million
Executive Risk Committee	Up to R$680 million

Credit Monitoring

Credit lines to retail banking SME customers are reviewed weekly, whereas individual customers are systematically reviewed daily, based on the client’s credit rating. This process allows improvements in credit exposure to customers who present good credit quality. Additional specific early warnings are automatically generated when deterioration of a customer’s credit quality is identified. When this occurs, a process to reduce credit risk and prevent default is implemented. For SMEs, this includes monthly monitoring of their financial performance, the financial situation of each enterprise is discussed by specific committees in the presence of the commercial area. These processes are implemented, with the goal of continuously improving the quality of our loan portfolio.

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

The table below shows the internal risk rating levels and their corresponding probability of default:

Internal Risk Rating	Probability of Default
Low	Lower than 2.1%
Medium-low	Greater than 2.1% and Lower than 4.1%
Medium	Greater than 4.1% and Lower than 6.3%
Medium-high	Greater than 6.3% and Lower than 10.0%
High	Greater than 10.0%

For a breakdown of our portfolio by internal risk rating, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information —Assets —Internal Risk Rating.”

Recovery

Our business recovery area is responsible for all nonperforming portfolios. This area uses statistical tools to study the behavior of customers and then defines, implements and monitors strategies related to these portfolios, seeking to ensure maximum recovery subject to applicable Brazilian law and regulation.

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

Our credit recovery tools include daily contact through our call center, inclusion of defaulting customers within external sources of credit protection, sending collection letters, and direct contact through our branch network. In addition to the aforementioned tools, we use the following strategies:

•	Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with loans of higher values and/or are overdue more than 60 days.

•	We use specialized external firms to collect, report and assess high-risk customers. These firms are remunerated according to pre-established percentages applied to the amounts recovered.

•	In addition, we use digital channels as a mean of increasing the availability of renegotiation offers to our customers.

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

Exchange rate risk

Exchange rate risk arises due to the sensitivity of a foreign currency position in relation to a base currency due to a potential change in exchange rates. We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies, either as a result of trading or in the normal course of business. We maintain non-trading open currency positions arising from our investments in overseas subsidiaries (such as our Cayman Islands and Luxembourg branches), affiliates and their respective currency funding. Our principal non-trading currency exposure is the U.S. dollar, which, as mandated by our policies, is hedged to the real within established limits.

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

Commodities price risk

Commodities price risk relates to the potential negative effect of changes in commodity prices. Our exposure to this risk is concentrated in derivative operations involving commodities for customers.

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

Risk of prepayment or cancellation

In certain transactions, the relevant loan agreement allows, explicitly or implicitly, voluntary prepayment prior to maturity without any penalty, which creates a risk that the cash flows received as a result of the prepayment will be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage.

Underwriting risk

Underwriting risk occurs in the underwriting of a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all or any proportion of any issuance among potential buyers.

Derivatives used in Managing Market Risks

We use derivatives both in trading and non-trading activities to manage market risks. Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange, commodities and equity price risk), and to provide financial services to customers. Our principal counterparties (in addition to customers) for this activity are financial institutions and the B3. Our principal derivative instruments include interest rate swaps, interest rate futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, cross currency swaps, commodities derivatives, equity index futures and equity options and interest rate options. With respect to non-trading activity, derivatives are used in order to manage interest rate risks and foreign exchange risks arising from asset and liability management activity. We also use interest rate and foreign exchange linear derivatives in non-trading activity.

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

Non-trading book (banking/structural)

The non-trading book consists of market risks inherent in the balance sheet, excluding the trading portfolio. These include:

i.	Structural interest rate risks. This arises from mismatches in the maturities and re-pricing of all assets and liabilities.

ii.	Structural exchange rate risk/hedging of results and offshore investments. Exchange rate risk occurs when the currency in which the investment is made is different from the real in companies or branches that are consolidated and those that are not (structural exchange rate).

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

Trading Activity

•	VaR: as calculated by us, our internal VaR model is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence level, subject to certain assumptions and limitations discussed below. Our standard methodology is based on historical simulation of 520 days and is calculated using the VaR methodology “full revaluation.” In order to capture recent market volatility in the model, the reported VaR is the higher between the 1% percentile and the 1% weighted percentile of the simulated PnL distribution. The first VaR figure gives the same weight to all observed values, and the second one applies an exponential declining factor to give a higher weight for the most recent observations. This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back testing exceptions. We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

1.	Assumptions and limitations: our VaR methodology should be interpreted in light of the limitations that (i) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (ii) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

2.	Calibration measures: in order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean Profit and Loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

•	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 250 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the market risk area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.

•	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to all the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.

•	Sensitivities: our market risk sensitivity measures gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors may be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

Non-trading Activities

•	Interest rate gap of assets and liabilities: focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of future interest rate movements on NIM or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

•	NIM sensitivity: measures the change in the short- and medium-term in the accruals expected over a 12-month horizon, in response to a shift in the yield curve. The yield curve is calculated by simulating the NIM, with a shift in the yield curve, as well as for the current scenario. The sensitivity is the difference between the calculation of the two margins.

•	MVE sensitivity: Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the NIM.

•	Value at risk: The VaR for balance sheet activity and investment portfolios.

•	Analysis of results arising from the interest rate scenarios established by Circular No. 3,876 of the Brazilian Central Bank: there are six shock scenarios for MVE sensitivity and two for NIM sensitivity.

•	Liquidity risk: our ability to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles. The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.

•	Liquidity gap: provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a specific date and reflects the level of liquidity maintained under normal market conditions.

•	Analysis of scenarios/contingency plan: includes the local and external activities and consists of a formal set of preventive and corrective actions taken in times of liquidity crises. Using analysis of historical scenarios and simulations of impacts on bank liquidity, we define action plans and contingencies to establish roles and responsibilities and levels to trigger the contingency plan. Each unit should prepare its contingency plan. Additionally, Santander Spain must be periodically informed about the contingency plan of each subsidiary. The frequency with which this plan must be updated depends on market liquidity conditions.

Quantitative Analysis

Trading Activity

Quantitative Analysis of Daily VaR in 2020

Our risk performance with regard to trading activity in financial markets between 2018 and 2020, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2020, VaR presented a high volatility, fluctuating between R$9.6 million and R$120.9 million (on March 20, 2020 when the WHO declared the COVID-19 epidemic to be a pandemic), with an average of R$26.3 million. The histogram below shows the distribution of average risk in terms of VaR in 2020 where the accumulation of days with VaR levels between R$20 million and R$40 million can be observed in 88.1% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2020 VaR values by risk factor were as follows:

	2019	2020
	Period End	Low	Average	High	Period End
	(in millions of R$)
Trading VaR	20.9	9.6	26.3	120.9	31.6
Diversification Effect	(10.7)	(2.1)	(12.0)	(33.7)	(33.7)
Interest Rate VaR	16.7	9.9	23.0	109.5	26.6
Equity VaR	7.4	1.2	5.8	34.0	2.8
Foreign Exchange VaR	7.5	1.4	9.3	42.4	35.6
Commodity VaR	-	0.0	0.2	2.5	0.3

The average VaR for 2020 was R$26.3 million, with most of the risk due to interest rate positions. Santander Brasil was relatively conservative in equity and commodities trading activity in line with the approach taken over the last few years.

The average VaR of the three main risk factors, interest rates, equity prices and exchange rates, were R$23.0 million, R$5.8 million and R$9.3 million, respectively, with a negative average diversification effect of R$12.0 million. The chart below shows the evolution of the VaR interest rates (IR), VaR exchange rates (FX) and VaR equity prices (EQ) (at a 99% confidence level, over a day time frame and a 15 day moving average).

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for customers. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments.

The chart below shows the VaR Vega performance of our structured derivatives business in 2020, 2019 and 2018. In the most recent year, this figure fluctuated around an average of R$5.73 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2020. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2020, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(59.4)	(93.4)	(27.4)	(180.2)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$180.2 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2020

Convertible Currencies

At the end of 2020, the sensitivity of NIM at one year, to a parallel rise of 100 basis points in the local yield curve was R$432 million.

In addition, at the end of 2020, the sensitivity of MVE to parallel rises of 100 basis points in the yield curves was R$1,771.0 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2020 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	342,642	39,835	7,668	9,289	25,582	41,157	45,305	22,399	151,407
Loans	375,398	37,443	63,756	53,904	53,128	102,741	34,298	29,136	993
Permanent	14,836	-	-	-	-	-	-	-	14,836
Other	266,285	41,946	561	613	1,555	7,221	3,931	2,196	208,262
Total Assets	999,161	119,223	71,985	63,805	80,265	151,119	83,535	53,731	375,498
Money Market	(97,764)	(5,830)	(10,188)	(11,409)	(11,192)	(42,543)	(8,138)	(5,547)	(2,917)
Deposits	(546,675)	(57,293)	(44,200)	(38,971)	(58,035)	(97,008)	(30,490)	(76,972)	(143,706)
Equity and Other	(354,723)	(68,312)	(22,833)	(8,024)	(8,447)	(1,094)	(3,992)	834	(242,854)
Total Liabilities	(999,161)	(131,435)	(77,220)	(58,404)	(77,674)	(140,645)	(42,620)	(81,685)	(389,477)
– Balance Gap	(0)	(12,212)	(5,235)	5,401	2,591	10,474	40,915	(27,954)	(13,980)
Off-Balance Gap	17,157	20	221	179	380	1,691	744	443	13,479
Total Structural Gap	17,157	(12,192)	(5,015)	5,580	2,971	12,165	41,659	(27,511)	(501)
Accumulated Gap	17,157	4,965	(50)	5,530	8,501	20,666	62,325	34,814	34,313

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, increased R$305 million during 2020, reaching a maximum of R$640 million in December. The sensitivity of the market value increased R$451 million during 2020, reaching a maximum of R$2.514 million in October. The main factors in

2020 that influenced the sensitivity were the volatility of the interest curve, updating of methodologies and the effects of strategies in the business areas.

The following chart shows our NIM and MVE sensitivity during each month in 2020.

Interest Rate Risk Profile as of December 31, 2020

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2020 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	301,612	37,972	7,581	7,693	25,190	37,819	31,111	20,307	133,939
Loans	331,054	29,062	50,829	45,608	46,552	101,121	30,096	29,128	(1,341)
Permanent	14,836	-	-	-	-	-	-	-	14,836
Others	173,576	30,292	367	(1,080)	1,139	3,882	(10,262)	104	149,134
Total Assets	821,077	97,326	58,777	52,221	72,881	142,821	50,945	49,539	296,567
Money Market	(73,868)	(5,123)	(6,141)	(10,116)	(10,527)	(29,003)	(4,494)	(5,547)	(2,917)
Deposits	(510,807)	(49,418)	(36,985)	(37,317)	(55,060)	(89,012)	(27,239)	(74,319)	(141,457)
Equity and Other	(201,819)	(38,196)	(41)	(61)	(122)	(490)	(469)	834	(163,273)
Total Liabilities	(786,494)	(92,736)	(43,167)	(47,495)	(65,709)	(118,505)	(32,202)	(79,032)	(307,648)
Off-Balance Gap	40,604	(169)	22,675	59	81	4,310	2,033	457	11,160
Gap	75,188	4,420	38,285	4,785	7,252	28,626	20,776	(29,036)	80

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	41,030	1,863	87	1,595	392	3,339	14,194	2,092	17,468
Loans	44,344	8,381	12,927	8,296	6,576	1,620	4,202	8	2,334
Permanent	1	-	-	-	-	-	-	-	1
Others	92,709	11,653	194	1,693	416	3,339	14,194	2,092	59,128
Total Assets	178,084	21,897	13,208	11,584	7,384	8,298	32,589	4,192	78,930
Money Market	(23,895)	(707)	(4,047)	(1,292)	(666)	(13,540)	(3,644)	-	-
Deposits	(35,868)	(7,875)	(7,215)	(1,654)	(2,974)	(7,996)	(3,251)	(2,653)	(2,249)
Equity and Other	(152,904)	(30,117)	(22,792)	(7,963)	(8,325)	(604)	(3,523)	-	(79,581)
Total Liabilities	(212,667)	(38,698)	(34,054)	(10,909)	(11,965)	(22,140)	(10,418)	(2,653)	(81,830)
Off-Balance Gap	(23,448)	189	(22,454)	120	300	(2,619)	(1,288)	(14)	2,319
Gap	(58,031)	(16,612)	(43,300)	796	(4,281)	(16,461)	20,883	1,525	(581)

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2019 and December 31, 2020, broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2020				2019
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	9.6	26.3	120.9	31.6	20.9
Non-trading	941.9	2,044.2	2,875.6	1,364.7	1,755.1
Diversification effect	-	-	-	-	-
Total	951.5	2,070.5	2,996.5	1,396.3	1,776.0

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2020				2019
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	9.9	23.0	109.5	26.6	16.7
Non-trading	941.9	2,044.2	2,875.6	1,364.7	1,755.1
Diversification effect	-	-	-	-	-
Total	951.8	2,067.2	2,985.1	1,391.3	1,771.8

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2020				2019
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	1.4	9.3	42.4	35.6	7.5
Non–trading	-	-	-	-	N.A.
Diversification effect	-	-	-	-	-
Total	1.4	9.3	42.4	35.6	7.5

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2020				2019
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	1.2	5.8	34.0	2.8	7.4
Non–trading	-	-	-	-	N.A.
Diversification effect	-	-	-	-	-
Total	1.2	5.8	34.0	2.8	7.4

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Commodity Price Risk

	At December 31st,
	2020				2019
	Low	Average	High	Period End	Period End
Commodity price risk	(in millions of R$)
Trading	0.0	0.2	2.5	0.3	0.0
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	-	-	-	-	-
Total	0.0	0.2	2.5	0.3	0.0

Our daily VaR estimates by activity were as set forth below:

	2020				2019
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	9.9	23.0	109.5	26.6	16.7
Exchange rate risk	1.4	9.3	42.4	35.6	7.5
Equity price risk	1.2	5.8	34.0	2.8	7.4
Commodity price risk	0.0	0.2	2.5	0.3	0
Total Trading	12.5	38.3	188.4	65.3	31.6
Non-trading
Interest rate risk	941.9	2,044.2	2,875.6	1,364.7	1,755.1
Exchange rate risk	N.A.	N.A.	N.A.	N.A.	N.A.
Equity price risk	N.A.	N.A.	N.A.	N.A.	N.A.
Commodity price risk	N.A.	N.A.	N.A.	N.A.	N.A.
Total Non-Trading	941.9	2,044.2	2,875.6	1,430.0	1,755.1
Total (Trading + Non-Trading)	954.4	2,082.5	3,064.0	1,430.0	1,786.7
Interest rate risk	951.9	2,067.2	2,985.1	1,391.3	1,771.8
Exchange rate risk	1.4	9.3	42.4	35.6	7.5
Equity price risk	1.2	5.8	34.0	2.8	7.4
Commodity price risk	0.0	0.2	2.5	0.3	0.0

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Operational Risk

We have adopted the definition of the Basel Committee and Brazilian Central Bank for operational risk, which defines operational risk as the possibility of losses resulting from inadequate processes, people and systems, failures, or from external events. This definition includes legal risk associated with the inadequacy or deficiency in executed agreements, as well as penalties for noncompliance with legal provisions and damages for third parties resulting from our activities. This definition does not include strategic risk. Operational risk events might result in financial losses, adverse effects on the continuity of our business, and negative effects on public image and customer experience.

To accomplish our operational risk objectives, we have established a risk model based on three lines of defense, aimed at continuously improving and developing our management and control of operational risks. The three lines of defense are:

•	First line of defense: all business and support areas within Santander Brasil are responsible for identifying, managing, mitigating and reporting operational risks related to its activities.

•	Second line of defense: the operational risk and internal control departments is responsible for monitoring and ensuring control over operational and technological risk management practices throughout the organization. It is also responsible for implementing and communicating our operational risk culture, defining methodologies, policies, tools, training, applicable procedures and requirements for the effective management of operational risk.

•	Third line of defense: the Internal Audit department is responsible for undertaking independent reviews of the risk management activities carried out by the first and second lines of defense, and for promoting continuous improvements in both lines.

The objectives of the operational risk management model are:

•	to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses, and to mitigate their financial, and non-financial impacts;

•	to provide support to decision-makers within Santander Brasil;

•	to ensure there is sufficient coverage to cover the possible impacts of operational risk on an ongoing basis; and

•	to maintain control of operational risk in a manner which is consistent with business strategy.

The following bodies are involved in the implementation of risk management model in order to ensure we have a structured process of operational risk management and decision maker:

•	Risk Control Committee (Comitê de Controle de Riscos): a committee which aims to perform a holistic and periodic monitoring of the risks to which Santander Brasil is exposed and to exercise independent control on the risk management activities;

•	Senior Forum of Internal Control and Operational Risk (Fórum Sênior de Controle Interno e Risco Operacional): a senior forum aimed at ensuring and fostering the adequate monitoring, control and mitigation of operational risks.

•	Operational Risk Meeting (Reunião de Riscos Operacionais): an independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

Our risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by seeking to reduce operational risk exposure and losses. It is compliant with the applicable regulatory requirements.

Social and Environmental Risk

Since 2002, we have remained at the forefront of social and environmental risk analysis in Brazil. We consider social and environmental risk when deciding whether to extend credit. Our Social and Environmental Responsibility Policy, or “PRSA,” complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban. Our PRSA establishes guidelines for social-environmental practices applicable to business and stakeholder relations, such as relations with suppliers. These practices include social and environmental risk assessment in granting or using credit. This is carried out through the analysis of the socio-environmental practices of wholesale and Empresas Nucleo (Core Companies) SME customers, which have limits or credit risk greater than R$5 million and belong to one of 14 social and environmental focuses.

We have been signatories of the Equator Principles since 2009. The Equator Principles are a framework used by financial institutions to determine, assess and manage environmental and social risk in projects, and are based on the Performance Standards on Social and Environmental Sustainability of International Finance Corporation (IFC) and the World Bank Group.

In 2016, we started to take into account climate change related matters in the credit rating of wholesale customers. In 2020, we began to use a water stress calculator in our socio-environmental assessments. This tool considers the client’s economic activity, hydrographic basin location and measures adopted to save water. It was developed considering the customer’s vulnerability to climate change in general, including as a result of changes in legislation or consumer preferences.

We believe that assessing the socio-environmental risk in our operations, also enables us to mitigate issues of operational, capital, credit and reputational risk. In 2020, we screened 1,120 wholesale corporate customers, 1,108 Empresas Nucleo (Core Companies) customers, and 43 major new projects (including both those that are and that are not subject to the Equator Principles). Furthermore, wholesale segment customers are screened for environmental and social concerns by the new customer acceptance department, when they begin their commercial relationship with us.

Cybersecurity Risk

We have extensive security measures in place to mitigate the risk of cybersecurity threats affecting our technology platforms and our business. We have taken into consideration the practices set forth in the ISO-27002 security standard to assist us in formulating such security measures. Our security measures, include, but are not limited to access and privilege management, segregation of test and production environments, network security analysis, cyber incident management, baseline configuration of hardware and software, activity log correlation, malware prevention and remediation, and security analysis of third-party operations. We employ a range of security processes, solutions and dissemination of these measures, including regular compliance checks and continuous monitoring of network activity by our Security Operations Center (SOC). We also perform periodic reviews of cybersecurity threats and related controls, including periodic penetration tests performed by independent third parties. In addition, we are constantly investing in technology and security solutions, as well as conducting user training and awareness efforts. Furthermore, we cooperate and exchange information and experience relating to cybersecurity with local and international security communities, such as local telecommunications companies and other financial institutions, and as a member of the Financial Services - Information Sharing and Analysis Center community.

Other Information

Volatile market conditions arising from the COVID-19 pandemic may result in significant changes in macroeconomic conditions, foreign exchange rates, interest rates, and the prices of our securities, which may adversely affect us. see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The current global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations,” “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

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

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2020, such reimbursements amounted to U.S.$2.9 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of December 31, 2020, with the supervision and participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition, as required by the Brazilian Central Bank through Resolution 2,554/98 and Circular 3,467/09, the report related to the quality and adequacy of the internal controls will be issued within 45 days after the expected date of publication of the Brazilian GAAP financial statements, which is scheduled to be March 19, 2021 (Brazilian Central Bank - GAAP).

15B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting process is designed by, or under the supervision of, our principal executive and financial officers and incorporates supervision from effected by our Board of Directors, management and other personnel. The purpose is to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For us, generally accepted accounting principles refer to IFRS as issued by the IASB.

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

With the supervision and participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through February 26, 2021, our management concluded that, as of December 31, 2020, its internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers Auditores Independentes which has audited our consolidated financial statements for the year ended 31 December 2020, has also audited the effectiveness our internal controls over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing in our consolidated financial statements included in “Item 18. Financial Statements.”

15C. Audit Report of the Registered Public Accounting Firm

For the report, dated February 26, 2021, from PricewaterhouseCoopers Auditores Independentes, our registered public accounting firm, on the effectiveness of our internal control over financial reporting as of December 31, 2020, see “Item 18. Financial Statements.”

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

The Code of Ethical Conduct helps us to establish respectful and transparent relationships and aims for the accomplishment of Santander Brasil’s obligations to its customers, employees, shareholders, partners, regulators and society as a whole. The Code of Ethical Conduct should also be a reference for compliance with legal duties and for the maintenance of commercial relationships founded on trust with partners and customers.

The full version of the Santander Code of Ethical Conduct, which does not form part of this annual report on Form 20-F, is available on our website at www.santander.com.br/ri.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2020, December 31, 2019 and December 31, 2018, as follows:

	For the year ended December 31,
	2020	2019	2018
	(in R$ millions)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	24.0	25.2	19.9
Audit related	0.4	0.1	0.5
Tax	-	-	-
All other	-	0.3	0.1
Total	24.4	25.6	20.5

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2020 according to applicable law totaled R$1.5 million.

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

Our Audit Committee complies with Brazilian legislation, including CMN and Brazilian Central Bank regulations and performs all the functions of an Audit Committee under Rule 10A-3. As provided in Brazilian law, our Board of Directors and the Audit Committee are distinct statutory entities. Moreover, according to Brazilian law, the function of hiring independent auditors is a power reserved exclusively by the Board of Directors of the company, under the specific and express recommendation issued from the Audit Committee, as the case may be, for the engagement or replacement of independent auditors, and our Board of Directors acts as our audit committee for the purposes of nominating such independent auditors.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2020.

Santander Brasil – Buyback Program Units

Months	Total Number of Units Purchased (3)	Average Price Paid per Unit in U.S.$ (4)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1) (5)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs (2)
November 2019	199,000	10.6889	199,000	-
December 2019				-
January 2020	531,500	9.8979	531,500	-
February 2020	2,377,300	9.7177	2,377,300	-
March 2020	2,143,900	6.5997	2,143,900	-
April 2020	-	-	-	-
May 2020	-	-	-	-
June 2020	-	-	-	-
July 2020	15,710	5	15,710	-
August 2020	-	-	-	-
September 2020	-	-	-	-
October 2020	-	-	-	-
November 2020	-	-	-	-
December 2020	-	-	-	-
Total	5,267,410	42	5,267,410	37,753,760

(1)	The buyback program, as approved by our board of directors on November 3, 2016 for the period from November 4, 2016 to November 3, 2018; on November 1, 2019 for the period from November 6, 2019 to November 5, 2020, and on February 2, 2020 for the period from February 3, 2020 to August 2, 2022. A new buyback program was approved by our board of directors on February 2, 2021 for the eighteen (18)-month period starting in February 2, 2021.

(2)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of Units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the period from November 2019 to November 2020 as approved by our board of directors. The number of Units that may be repurchased for the period from February 3, 2020 to August 2, 2022 as approved by our board of directors is 36,956,402.

(3)	The “Total Number of Units Purchased” was 0.00 in November 2020 and 0.00 in December 2020.

(4)	The “Average Price Paid per Unit in U.S.$” was 0.00 in November 2020 and U.S.$0.00 in December 2020

(5)	The “Total Number of Units Purchased as Part of Publicly Announced Plans or Programs” was 0.00 November 2020 and 0.00 in December 2020.

(6)	The repurchase plans define an annual maximum of Units to be repurchased but without a monthly limit.

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

Principal Differences between Brazilian and U.S. Corporate Governance Practices

We are also subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different than the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to: (i) have an Audit Committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our Chief Executive Officer of any material noncompliance with any applicable NYSE corporate governance rules, (iii) submit an executed written affirmation annually to the NYSE and submit an interim written affirmation each time a change occurs to the board or any of the committees subject to Section 303A of the NYSE rules, and (iv) provide a brief description of the significant differences between our corporate governance practices and the NYSE, corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below, as required for foreign private issuers by NYSE Rule 303A.11.

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Currently, our Board of Directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our By-Laws. Currently, five members of our Board of Directors are deemed independent (representing 56% of the composition of our Board of Directors). Also, Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe that such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE. Brazilian Corporate Law requires that our directors shall be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our shareholders after recommendation of the Nomination and Governance Committee, for a term of two years.

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

CMN rules require us to have a Compensation Committee composed of at least three members. We have created the Compensation Committee whose function is to advise our Board of Directors on matters in connection with, but not limited to (i) fixed and variable compensation policies and benefits and (ii) the long-term incentive plan.

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a complete description of all of our board advisory committees.

Pursuant to Brazilian Corporate Law, the aggregate compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

NYSE rules require that listed companies have an Audit Committee composed that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding Audit Committees for listed companies, (iii) has at least one member who has accounting or financial management expertise and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities.

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

CMN rules also require us to have an internal audit function, and our internal audit department works independently to conduct structured examinations, analyses, surveys and fact-finding to evaluate the integrity, adequacy, effectiveness, efficiency and economy of the information systems processes and internal controls related to our risk management. The internal audit department reports on an ongoing basis to the Audit Committee. In carrying out its duties, the internal audit department has access to all documents, records, systems, locations and professionals involved with the activities under review.

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

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements are filed as part of this annual report, see pages F-1 to F-152.

ITEM 19. EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)       List of Exhibits.

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on June 10, 2020 (incorporated by reference to our Form 6-K (file no. 001-34476) filed with the SEC on June 11, 2020).
2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-207353) filed with the SEC on October 9, 2015).
2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.3	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.4	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.5	Description of Securities
4.1	Option Plan to Purchase Share Deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).
4.2	Long-Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).
4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).
4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).
4.5	Long-Term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).
4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit II to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).
4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).
4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit II to our Form 6-K/A (file no. 001-34476) filed with the SEC on December 3, 2015).
8.1	List of Subsidiaries (incorporated by reference to Note 3 to our Consolidated Financial Statements filed with this Form 20-F).
11.1	English translation of the Code of Ethical Conduct of Santander Brasil (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on March 28, 2017).
12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the Chief Executive Officer.
13.2	Section 906 Certification by the Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.
By:	/s/ Sergio Agapito Lires Rial
Name: Sergio Agapito Lires Rial
Title: Chief Executive Officer

Date: February 26, 2021

Banco Santander (Brasil) S.A.

Consolidated Financial Statements

Prepared in accordance with International Financial Reporting

Standards - IFRS

December 31, 2020

Consolidated Financial Statements | December 31, 2020

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX	Page

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Banco Santander (Brasil) S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the “Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated income statements, statements of comprehensive income, statements of changes in stockholders’ equity and cash flow statements for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Supplemental Information

The reconciliation of stockholders' equity and net income – BRGAAP vs IFRS as of and for the years ended December 31, 2020, 2019 and 2018 and the statements of value added for the years ended December 31, 2020, 2019 and 2018, included in APPENDIX I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company’s consolidated financial statements. This supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of stockholders' equity and net income – BRGAAP vs IFRS as of and for the years ended December 31, 2020, 2019 and 2018 and the statements of value added for the years ended December 31, 2020, 2019 and 2018 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

Measurement of expected credit losses

As described in Notes 1.c.2.1.iv, 2.h, 9, 43.h and 46.b to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, that involves management’s judgment, as set forth in IFRS 9 - Financial Instruments. At December 31, 2020, the impairment losses on loans and receivables was BRL 24,053,989 thousand on total loans and receivables at amortized cost of BRL 417,822,026 thousand. Management calculates expected credit losses (‘ECL’) using three main components: a probability of default (‘PD’), loss given default (‘LGD’) and exposure at default (‘EAD’) including individual and collective models. The ECL measurement is based on management’s estimate of present value expected to be received, including the use of a variety of assumptions such as historical loss experience, credit quality, concentration, economic factors and estimated future cash flows. Additionally, management has assessed the Covid-19 pandemic impact in the estimation of credit losses process. In this assessment, management has considered forward-looking information, including changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.

The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining the PD and LGD, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these assumptions; (ii) the audit effort involved use of professionals with specialized skill and knowledge to assist in evaluating those assumptions; and (iii) the consideration of the Covid-19 pandemic impacts in measuring then expected credit losses with the current scenario of uncertainty.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management’s measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management’s accounting policies in comparison with IFRS 9; (iii) analysis over management’s disclosures in the financial statements; and (iv) understanding of the procedures adopted by management in considering the impacts of Covid-19 in the estimation of additional expected credit loss, evaluating the reasonableness of the estimation considering models, assumptions and data used.

Provisions for judicial and administrative proceedings

As described in Notes 1.c.2.1.vi, 2.r and 22 to the consolidated financial statements, Provisions for judicial and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel. At December 31, 2020, the Company has recorded provisions for judicial and administrative proceedings of BRL 8,648,892 thousand. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

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

/s/PricewaterhouseCoopers Auditores Independentes

São Paulo, Brazil

February 26, 2021

We have served as the Company’s auditor since 2016.

Consolidated Financial Statements | December 31, 2020 | F-3

* Values expressed in thousands, except when indicated.

Consolidated Balance Sheets

Assets	Note		2020	2019	2018

Cash and Balances With The Brazilian Central Bank	4		20,148,725	20,127,364	19,463,587

Financial Assets Measured At Fair Value Through Profit Or Loss			60,900,466	32,342,306	43,711,800
Debt instruments	6		3,545,660	3,735,076	3,171,746
Balances With The Brazilian Central Bank			57,354,806	28,607,230	40,540,054

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading			98,466,232	57,020,903	68,852,314
Debt instruments	6		68,520,799	34,885,631	50,066,469
Equity instruments	7		1,818,276	2,029,470	766,333
Trading derivatives	8.	a	28,127,157	20,105,802	18,019,512

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss			499,720	171,453	917,477
Equity instruments	7		438,912	171,453	298,297
Loans and advances to customers	9		60,808	-	619,180

Financial Assets Measured At Fair Value Through Other Comprehensive Income			109,740,387	96,120,233	85,436,677
Debt instruments	6		109,668,214	95,962,927	85,395,691
Equity instruments	7		72,173	157,306	40,986

Financial Assets Measured At Amortized Cost			554,924,796	474,680,904	429,731,475
Loans and amounts due from credit institutions	5		112,849,776	109,233,128	91,859,759
Loans and advances to customers	9		393,707,229	326,699,480	301,072,207
Debt instruments	6		48,367,791	38,748,296	36,799,509

Hedging Derivatives	8.	a	743,463	339,932	343,934

Non-Current Assets Held For Sale	10		1,092,909	1,325,335	1,380,231

Investments in Associates and Joint Ventures	11		1,094,985	1,070,762	1,053,315

Tax Assets			41,063,782	33,599,178	31,565,767
Current			3,082,084	3,304,116	3,885,189
Deferred	23.	d	37,981,698	30,295,062	27,680,578

Other Assets	15		7,222,411	5,061,337	4,800,467

Tangible Assets	12		9,537,111	9,781,957	6,588,975

Intangible Assets			30,766,498	30,595,788	30,018,988
Goodwill	13		28,360,137	28,375,004	28,378,288
Other intangible assets	14		2,406,361	2,220,784	1,640,700

TOTAL ASSETS			936,201,485	762,237,452	723,865,007

The accompanying Notes are an integral part of these consolidated financial statements,

Consolidated Financial Statements | December 31, 2020 | F-4

* Values expressed in thousands, except when indicated.

Liabilities and Stockholders' Equity	Note		2020	2019	2018

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading			77,643,290	46,064,669	50,938,992
Trading derivatives	8.	a	31,835,344	22,229,016	18,243,315
Short positions	8.	b	45,807,946	23,835,653	32,695,677

Financial Liabilities Measured At Fair Value Through Profit Or Loss			7,038,467	5,319,416	1,946,056
Other Financial Liabilities	20		7,038,467	5,319,416	1,946,056

Financial Liabilities at Amortized Cost			707,288,791	575,230,401	547,295,169
Deposits from Brazilian Central Bank and deposits from credit institutions	16		131,656,962	99,271,415	99,022,806
Customer deposits	17		445,813,972	336,514,597	304,197,800
Marketable debt securities	18		56,875,514	73,702,474	74,626,232
Subordinated debts			-	-	9,885,607
Debt Instruments Eligible to Compose Capital	19		13,119,660	10,175,961	9,779,944
Other financial liabilities	20		59,822,683	55,565,954	49,782,780

Hedging Derivatives	8.	a	144,594	200,961	223,520

Provisions			13,814,978	16,331,825	14,695,898
Provisions for pensions funds and similar obligations	21		3,929,265	4,960,620	3,357,654
Provisions for judicial and administrative proceedings, commitments and other provisions	22		9,885,713	11,371,205	11,338,244

Tax Liabilities			10,130,248	10,960,075	8,074,764
Current			5,583,653	5,419,202	5,043,375
Deferred	23.	d	4,546,595	5,540,873	3,031,389

Other Liabilities	24		14,051,245	10,920,944	9,095,148

Total Liabilities			830,111,613	665,028,291	632,269,547

Stockholders' Equity	27		106,205,067	96,736,290	91,944,333
Share capital			57,000,000	57,000,000	57,000,000
Reserves			40,414,981	34,877,493	30,440,288
Treasury shares			(791,358)	(681,135)	(461,432)
Option for Acquisition of Equity Instrument			-	(67,000)	(1,017,000)
Profit for the year attributable to the Parent			13,418,529	16,406,932	12,582,477
Less: dividends and remuneration			(3,837,085)	(10,800,000)	(6,600,000)

Other Comprehensive Income			(428,080)	(85,710)	(878,863)

Stockholders' Equity Attributable to the Parent			105,776,987	96,650,580	91,065,470

Non - Controlling Interests	26		312,885	558,581	529,990

Total Stockholders' Equity			106,089,872	97,209,161	91,595,460
Total Liabilities and Stockholders' Equity			936,201,485	762,237,452	723,865,007

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2020 | F-5

* Values expressed in thousands, except when indicated.

Consolidated Income Statements

	Note	2020	2019	2018

Interest and similar income	31	62,774,940	72,841,060	70,478,393
Interest expense and similar charges	32	(18,332,228)	(28,519,953)	(28,557,051)
Net interest income		44,442,712	44,321,107	41,921,342
Income from equity instruments	33	33,754	18,933	32,623
Income from companies accounted for by the equity method	11	112,261	149,488	65,958
Fee and commission income	34	20,606,707	20,392,458	17,728,452
Fee and commission expense	35	(4,378,493)	(4,679,306)	(3,596,293)
Gains (losses) on financial assets and liabilities (net)	36	12,998,060	2,462,545	(2,782,802)
Financial Assets At Fair Value Through Profit Or Loss		711,949	252,253	(138,673)
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		12,122,794	2,391,080	(2,764,859)
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		172,828	11,501	61,239
Financial instruments not measured at fair value through profit or loss		(239,054)	(57,522)	(138,104)
Other		229,543	(134,767)	197,595
Exchange differences (net)	37	(24,700,962)	(2,788,537)	(2,806,471)
Other operating expense (net)	38	(872,510)	(1,107,719)	(1,055,850)
Total Income		48,241,529	58,768,969	49,506,959
Administrative expenses		(17,114,960)	(16,941,526)	(16,792,138)
Personnel expenses	39	(8,871,482)	(9,327,714)	(9,206,007)
Other administrative expenses	40	(8,243,478)	(7,613,812)	(7,586,131)
Depreciation and amortization		(2,579,127)	(2,391,857)	(1,739,959)
Tangible assets	12	(2,039,805)	(1,870,836)	(1,216,704)
Intangible assets	14	(539,322)	(521,021)	(523,255)
Provisions (net)		(1,656,547)	(3,681,586)	(1,999,604)
Impairment losses on financial assets (net)		(17,450,188)	(13,369,905)	(12,713,435)
Financial Assets Measured At Amortized Cost and contingent commitments		(17,450,188)	(13,369,905)	(12,713,532)
Gains (losses) due to derecognition of financial assets measured at amortized cost		-	-	97
Impairment losses on other assets (net)		(84,908)	(131,435)	(508,310)
Other intangible assets	14	(66,269)	(103,924)	(300,865)
Other assets		(18,639)	(27,511)	(207,445)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	41	230,713	10,646	(25,476)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	42	77,463	9,843	181,734
Operating Income Before Tax		9,663,975	22,273,149	15,909,771
Income taxes	23	3,786,778	(5,641,699)	(3,109,853)
Consolidated Net income for the period		13,450,753	16,631,450	12,799,918
Profit attributable to the Parent		13,418,529	16,406,932	12,582,477
Profit attributable to non-controlling interests	26	32,224	224,518	217,441

Earnings Per Share (Brazilian Reais)	28

Basic earnings per 1,000 shares
Common shares		1,713.45	2,094.83	1,604.34
Preferred shares		1,884.80	2,304.32	1,764.78
Diluted earnings per 1,000 shares
Common shares		1,713.45	2,094.83	1,604.34
Preferred shares		1,884.80	2,304.32	1,764.78
Net Profit attributable - Basic
Common shares		6,511,367	7,965,194	6,108,349
Preferred shares		6,907,162	8,441,738	6,474,128
Net Profit attributable - Diluted
Common shares		6,511,367	7,965,194	6,108,349
Preferred shares		6,907,162	8,441,738	6,474,128

Weighted average shares outstanding (in thousands) - Basic
Common shares		3,800,140	3,802,303	3,807,386
Preferred shares		3,664,666	3,663,444	3,668,527
Weighted average shares outstanding (in thousands) - Diluted
Common shares		3,800,140	3,802,303	3,807,386
Preferred shares		3,664,666	3,663,444	3,668,527

The accompanying Notes are an integral part of these consolidated financial statements,

Consolidated Financial Statements | December 31, 2020 | F-6

* Values expressed in thousands, except when indicated.

Consolidated Statements of Comprehensive Income

	2020	2019	2018

Consolidated Profit for the Year	13,450,753	16,631,450	12,799,918

Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	(897,996)	1,468,651	558,967
Financial Assets Measured At Fair Value Through Other Comprehensive Income	(1,003,155)	1,352,702	475,809
Financial Assets Measured At Fair Value Through Other Comprehensive Income	(1,976,013)	2,926,285	388,481
Gains (Losses) on financial assets previously classified as available-for-sale and reclassified to the income statement (net)	-	-	7,982
Gains (Losses) on financial assets previously classified as available-for-sale and reclassified to reserves (net)	-	-	296,802
Income taxes	972,858	(1,573,583)	(217,456)
Cash flow hedges	105,159	115,949	83,158
Valuation adjustments	168,015	270,119	140,811
Amounts transferred to income statement	-	6,767	(6,767)
Income taxes	(62,856)	(160,937)	(50,886)

Other Comprehensive Income that will not be Reclassified to net Income:	555,624	(675,497)	(366,660)
Defined benefits plan	555,624	(675,497)	(366,660)
Defined benefits plan	1,110,034	(1,358,578)	(418,768)
Income taxes	(554,410)	683,081	52,108

Total Comprehensive Income	13,108,383	17,424,604	12,992,225

Attributable to the parent	13,076,159	17,200,086	12,774,784
Attributable to non-controlling interests	32,224	224,518	217,441
Total Comprehensive Income	13,108,383	17,424,604	12,992,225

The accompanying Notes are an integral part of these consolidated financial statements,

Consolidated Financial Statements | December 31, 2020 | F-7

* Values expressed in thousands, except when indicated.

Consolidated Statements of Changes in Stockholders' Equity

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance at December 31, 2017		57,000,000	27,721,428	(148,440)	(1,017,000)	8,924,064	(6,300,000)	86,180,052	1,516,772	(2,704,380)	859,370	(742,932)	85,108,882	436,894	85,545,776

Total comprehensive income		-	-	-	-	12,582,477	-	12,582,477	475,809	(366,660)	-	83,158	12,774,784	217,441	12,992,225
Net profit		-	-	-	-	12,582,477	-	12,582,477	-	-	-	-	12,582,477	217,441	12,799,918
Other comprehensive income		-	-	-	-	-	-	-	475,809	(366,660)	-	83,158	192,307	-	192,307
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	475,809	-	-	-	475,809	-	475,809
Pension plans		-	-	-	-	-	-	-	-	(366,660)	-	-	(366,660)	-	(366,660)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	83,158	83,158	-	83,158
Appropriation of net income from prior years		-	8,924,064	-	-	(8,924,064)	-	-	-	-	-	-	-	-	-
Option to Acquire Own Instrument			106,440	-	-	-	-	106,440	-	-	-	-	106,440	(106,440)	-
Dividends and interest on capital	27.b	-	(6,300,000)	-	-	-	(300,000)	(6,600,000)	-	-	-	-	(6,600,000)	-	(6,600,000)
Share based compensation	39.b	-	(17,854)	-	-	-	-	(17,854)	-	-	-	-	(17,854)	-	(17,854)
Treasury shares	27.d	-	-	(312,305)	-	-	-	(312,305)	-	-	-	-	(312,305)	-	(312,305)
Capital restructuring	27.d	-	-	(687)	-	-	-	(687)	-	-	-	-	(687)	-	(687)
Treasury shares income	27.d	-	(15,868)	-	-	-	-	(15,868)	-	-	-	-	(15,868)	-	(15,868)
Other		-	(40,517)	-	-	-	-	(40,517)	-	-	-	-	(40,517)	44,690	4,173
Balance at December 31, 2018		57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

Consolidated Financial Statements | December 31, 2020 | F-8

* Values expressed in thousands, except when indicated.

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance at December 31, 2018		57,000,000	30,377,693	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,881,738	1,992,581	(3,071,040)	859,370	(659,774)	91,002,875	592,585	91,595,460

Total comprehensive income		-	-	-	-	16,406,932	-	16,406,932	1,352,702	(675,497)	-	115,949	17,200,086	-	17,200,086
Net profit		-	-	-	-	16,406,932	-	16,406,932	-	-	-	-	16,406,932	-	16,406,932
Other comprehensive income		-	-	-	-	-	-	-	1,352,702	(675,497)	-	115,949	793,154	-	793,154
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	1,352,702	-	-	-	1,352,702	-	1,352,702
Pension plans		-	-	-	-	-	-	-	-	(675,497)	-	-	(675,497)	-	(675,497)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	115,949	115,949	-	115,949
Appropriation of net income from prior years		-	12,582,477	-	-	(12,582,477)	-	-	-	-	-	-	-	-	-
Option to Acquire Own Instrument		-	(1,598,336)	-	950,000	-	-	(648,336)	-	-	-	-	(648,336)	-	(648,336)
Dividends and interest on capital	27.b	-	(6,600,000)	-	-	-	(4,200,000)	(10,800,000)	-	-	-	-	(10,800,000)	-	(10,800,000)
Share based compensation	39.b	-	50,886	-	-	-	-	50,886	-	-	-	-	50,886	-	50,886
Treasury shares	27.d	-	-	(219,703)	-	-	-	(219,703)	-	-	-	-	(219,703)	-	(219,703)
Capital restructuring	27.d	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares income	27.d	-	5,796	-	-	-	-	5,796	-	-	-	-	5,796	-	5,796
Other		-	58,976	-	-	-	-	58,976		-	-	-	58,976	(34,004)	24,972
Balance at December 31, 2019		57,000,000	34,877,492	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,289	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161

Consolidated Financial Statements | December 31, 2020 | F-9

* Values expressed in thousands, except when indicated.

		Stockholders´ Equity Attributable to the Parent
														Non-controlling Interests	Total Stockholders' Equity
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total
Balance at December 31, 2019		57,000,000	34,877,492	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,289	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161

Total comprehensive income		-	-	-	-	13,418,529	-	13,418,529	(1,003,154)	555,624	-	105,159	13,076,159	32,224	13,108,383
Net profit		-	-	-	-	13,418,529	-	13,418,529	-	-	-	-	13,418,529	32,224	13,450,753
Other comprehensive income		-	-	-	-	-	-	-	(1,003,154)	555,624	-	105,159	(342,371)	-	(342,371)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	(1,003,154)	-	-	-	(1,003,154)	-	(1,003,154)
Pension plans		-	-	-	-	-	-	-	-	555,624	-	-	555,624	-	555,624
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	105,159	105,159	-	105,159
Appropriation of net income from prior years		-	16,406,932	-	-	(16,406,932)	-	-	-	-	-	-	-	-	-
Own Instrument Acquisition Option		-	(67,000)	-	67,000	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	27.b	-	(10,800,000)	-	-	-	10,800,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b& 47	-	-	-	-	-	(3,837,085)	(3,837,085)	-	-	-	-	(3,837,085)	-	(3,837,085)
Treasury shares	27.d	-	-	(110,223)	-	-	-	(110,223)	-	-	-	-	(110,223)	-	(110,223)
Other		-	(2,443)	-	-	-	-	(2,443)	-	-	-	-	(2,443)	(277,920)	(280,363)
Balance at December 31, 2020		57,000,000	40,414,981	(791,358)	-	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872

The accompanying Notes are an integral part of these consolidated financial statements,

Consolidated Financial Statements | December 31, 2020 | F-10

* Values expressed in thousands, except when indicated.

Consolidated Cash Flow Statements

	Note		2020	2019	2018
1, Cash Flows From Operating Activities
Consolidated profit for the year			13,450,753	16,631,450	12,799,918
Adjustments to profit			(31,268,076)	14,654,879	14,765,404
Depreciation of tangible assets	12		2,039,805	1,870,836	1,216,704
Amortization of intangible assets	14		539,322	521,021	523,255
Impairment losses on other assets (net)			84,908	131,435	508,310
Provisions and Impairment losses on financial assets (net)			19,106,735	17,051,491	14,713,039
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale	41&42		(308,176)	(20,489)	(156,258)
Income from companies accounted by the equity method	11		(112,261)	(149,488)	(65,958)
Changes in deferred tax assets and liabilities	23,	d	(8,232,869)	(2,912,279)	(1,594,440)
Monetary Adjustment of Escrow Deposits			(219,447)	(574,399)	(664,003)
Recoverable Taxes			(120,220)	(182,469)	(222,402)
Effects of Changes in Foreign Exchange Rates on Cash and Cash Equivalents			—	99	—
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities			(44,250,466)	(2,609,679)	1,173,757
Other			204,593	1,528,800	(666,600)
Net (increase) decrease in operating assets			(137,901,127)	(42,332,510)	(79,913,313)
Balance with the Brazilian Central Bank			(21,361)	855	16,629,126
Financial Assets Measured At Fair Value Through Profit Or Loss			(26,198,034)	11,080,730	(8,791,116)
Other Financial Assets Measured At Fair Value Through Profit Or Loss			—	—	1,692,154
Financial Assets Measured At Fair Value Through Profit Or Loss Held for Trading			(41,445,329)	11,831,411	(16,412,738)
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss			(328,267)	746,024	(419,851)
Financial Assets Measured At Fair Value Through Other comprehensive Income			(14,905,798)	(8,835,552)	(4,323,459)
Financial Assets Measured At Amortized Cost			(80,778,996)	(60,462,247)	(75,906,801)
Other assets			25,776,658	3,306,269	7,619,372
Net increase (decrease) in operating liabilities			199,305,556	41,219,165	64,293,936
Financial Liabilities Measured At Fair Value Through Profit Or Loss held for trading			31,578,621	(4,874,323)	1,616,446
Financial Liabilities Measured At Fair Value Through Profit Or Loss			1,516,522	3,373,359	1,946,056
Financial liabilities at amortized cost			165,920,919	40,961,046	57,833,935
Other liabilities			289,494	1,759,083	2,897,499
Tax paid	23,	a	(1,269,150)	(5,301,184)	(3,668,571)
Total net cash flows from operating activities (1)			42,317,956	24,871,800	8,277,374

2, Cash Flows From Investing Activities
Investments			(2,019,278)	(3,500,499)	(3,157,796)
Capital increase in Investments in associates and Joint Ventures	11		—	—	(36,051)
Acquisition of subsidiary, less net cash in the acquisition			(13,570)	(746)	(111,224)
Tangible assets	12,	a	(1,235,923)	(1,924,783)	(1,394,299)
Intangible assets			(769,785)	(1,519,725)	(1,616,222)
Non - current assets held for sale	10		—	(55,245)	—
Disposal			856,181	987,164	797,716
Tangible assets	12&41		47,096	29,911	122,009
Non - current assets held for sale	10		663,067	808,980	563,607
Dividends and interest on capital received			146,018	148,273	112,100
Total net cash flows from investing activities (2)			(1,163,097)	(2,513,335)	(2,360,078)

3, Cash Flows From Financing Activities
Acquisition of own shares	27	d	(110,223)	(219,703)	(312,305)
Issuance of Debt Instruments Eligible to Compose Capital	19		—	—	9,347,750
Issuance of other long-term financial liabilities	18		60,047,656	53,017,039	73,765,081
Dividends and interest on capital paid			(10,280,430)	(6,953,718)	(6,076,073)
Payments of other long-term financial liabilities	18		(82,900,914)	(61,914,716)	(78,903,009)
Payments of subordinated liabilities	19		—	(9,885,607)	(544,566)
Payments of interest of Debt Instruments Eligible to Compose Capital	19		(914,645)	(328,892)	(683,783)
Net increase in non-controlling interests	26		6,842	(14,266)	55,869
Capital Increase in Subsidiaries, by Non-Controlling Interests			—	100,000	48,000
Total net cash flows from financing activities (3)			(34,151,714)	(26,199,863)	(3,303,036)
Exchange variation on Cash and Cash Equivalents (4)			—	(99)	—
Net Increase in Cash (1+2+3+4)			7,003,145	(3,841,497)	2,614,258
Cash and cash equivalents at beginning of year			21,443,663	25,285,160	22,670,902
Cach and cash equivalentes at end of year			28,446,808	21,443,663	25,285,160

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2020 | F-11

* Values expressed in thousands, except when indicated.

	Notes		2020	2019	2018
Cash components and cash equivalents
Central Bank cash and reserves	4		20,148,725	20,127,364	19,463,587
Loans and other amounts	5		8,298,083	1,316,299	5,821,573
Total cash and cash equivalents			28,446,808	21,443,663	25,285,160

Non-monetary transactions
Loan foreclosures and other assets transferred to non-current assets held for sale	10		445,173	735,864	785,139
Dividends and interest on equity declared but not paid	27.	b	665,000	7,800,000	4,800,000

Additional information
Interest received			35,405,636	71,777,476	70,831,205
Interest paid			(13,973,268)	(27,654,965)	(29,796,455)

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2020 | F-12

* Values expressed in thousands, except when indicated.

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the payment institution, consortium management, securities brokerage, insurance brokerage, consumer finance, digital platforms, benefit management, recovery and non-performing credit management, capitalization and pension markets private, food and food vouchers, food and other administration. The operations are conducted in the context of a group of institutions that operate in an integrated manner in the financial market. The benefits and costs corresponding to the services provided are absorbed between them and are realized in the normal course of business and commuting conditions.

The Board of Directors authorized the issuance of the Financial Statements for the year ended on December 31, 2020, at the meeting held on February 25, 2021.

These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)	Basis of presentation of the condensed consolidated financial statements

The Consolidated Financial Statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and interpretations issued by the IFRSs Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations

The following changes to standards were first adopted for the year beginning January 1, 2020:

•	Material definition: amendments to IAS 1 / CPC 26 “Presentation of the Financial Statements” and IAS 8 / CPC 23 “Accounting Policies, Change in Estimates and Error Correction”

•	Business definition: changes to IFRS 3 / CPC 15 “Business Combination”

•	IBOR reform: amendments to IFRS 9 / CPC 48, IAS 39 / CPC 38 and IFRS 7 / CPC 40 - "Financial instruments"

•	Revised Conceptual Framework for Financial Reporting

•	IBOR reform: changes to IFRS9, IAS39 and IFRS 7 - In September 2019, the IASB changed its IFRS 9 and IAS 39 standards as well as the related disclosure standard, IFRS 7, on some requirements for hedge accounting. The amendments are due to be implemented on January 1, 2020. The amendments modify some specific requirements on hedge accounting in order to provide assurance on the potential effects of the uncertainty caused by the IBOR reform project.

The implementations above did not have a significant impact on these Financial Statements.

Rules and interpretations that will come into force after December 31, 2020

As of the date of preparation of these consolidated financial statements, the following rules that have an effective adoption date after January 1, 2021 and have not yet been adopted by the Bank are:

Consolidated Financial Statements | December 31, 2020 | F-13

* Values expressed in thousands, except when indicated.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 "Financial Instruments", IFRS 4 "Insurance Contracts"and IFRS 16 “Leases”: the changes provided for in Phase 2 of the IBOR reform address issues that may affect the financial statements during the reform of a reference interest rate, including the effects of changes in contractual cash flows or hedging relationships resulting from the replacement of a rate with an alternative reference rate (substitution issues). The effective date of application of this amendment is 1st. January 2021. The Group's contracts linked to LIBOR are being reviewed between the parties and will be updated by the respective alternative rates disclosed, plus a spread. Management estimates that the updated cash flows will be economically equivalent to the original, and does not expect material impacts related to this replacement.

•	Amendment to IAS 16 "Property, plant and equipment": in May 2020, the IASB issued an amendment that prohibits an entity from deducting from the cost of property, plant and equipment the amounts received from the sale of items produced while the asset is being prepared for its intended use. Such revenues and related costs must be recognized in the income for the year. The effective date of application of this amendment is January 1, 2022.

•	Amendment to IAS 37 "Provision, Contingent Liabilities and Contingent Assets": in May 2020, the IASB issued this amendment to clarify that, for the purpose of assessing whether a contract is onerous, the cost of complying with the contract includes the incremental costs of compliance of this contract and an allocation of other costs that are directly related to the fulfillment of it. The effective date of application of this amendment is January 1, 2022.

•	IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. IFRS 17 has its implementation date of January 1, 2023. This standard aims to demonstrate greater transparency and useful information in the financial statements, one of the main changes being the recognition of profits as the insurance services are delivered, in order to assess the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

•	Amendment to IFRS 3 “Business Combination”: issued in May 2020, with the aim of replacing the references from the old version of the conceptual framework to the most recent one. The amendment to IFRS 3 is effective as of January 1, 2022.

•	Annual improvements - 2018-2020 cycle: in May 2020, the IASB issued the following changes as part of the annual improvement process, applicable from the 1st. January 2022:

(i)	IFRS 9 - "Financial Instruments" - clarifies which rates should be included in the 10% test for the write-off of financial liabilities.

(ii)	IFRS 16 - "Leases" - amendment to example 13 in order to exclude the example of lessor payments related to improvements in the leased property.

(iii)	IFRS 1 "Initial Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange variations.

There are no other IFRS standards or IFRIC interpretations that have not yet come into force that could have a significant impact on the Bank's financial statements.

c.2) Estimates used

The consolidated results and the calculation of consolidated equity are impacted by the accounting policies, assumptions, estimates and measurement methods used by the Bank's directors in the preparation of interim consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in accordance with IFRSs, are the management's best estimate in accordance with the applicable standard.

In the consolidated financial statements, estimates are made by management of the Bank and consolidated entities in order to quantify certain assets, liabilities, revenues and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosure of explanatory notes, are described below:

i. Valuation of the fair value of certain financial instruments

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

Consolidated Financial Statements | December 31, 2020 | F-14

* Values expressed in thousands, except when indicated.

Banco Santander classifies the measurements at fair value using the hierarchy of fair value that reflects the model used in the measurement process, segregating the financial instruments between Levels I, II or III.

Additional details are in notes 2.e and 46.c8 of the consolidated financial statements of December 31, 2020, which present the sensitivity analysis for Financial Instruments.

ii. Provisions for losses on credits for impairment

The carrying amount of non-recoverable financial assets is adjusted through the recording of a provision for loss due to “Losses on financial assets (net) - Financial assets measured at amortized cost” in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively related to a recovery event.

To individually measure the impairment loss on loans assessed for impairment, the Bank considers the conditions of the counterparty, such as its economic and financial situation, level of indebtedness, ability to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as characteristics of assets, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on the historical experience of impairment and other circumstances known at the time of the valuation.

To measure the impairment loss on loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with the historical experience of impairment and other circumstances known at the time of the valuation.

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

iv. Impairment

The Bank recognizes adjustments for expected credit losses with respect to the following financial instruments that are not measured at fair value through profit or loss:

- financial assets that are debt instruments;

- amounts receivable from leasing;

- financial guarantee contracts issued; and

- loan commitments issued.

No impairment loss is recognized in equity instruments.

The Bank measures the adjustments for losses at an amount equal to the expected credit losses during the expected life, except for the instruments below, for which they are recorded as expected credit losses in 12 months:

- debt instruments that present a low credit risk at the closing date; and

- other financial instruments (except lease receivables) in which the credit risk has not increased substantially since its initial recognition.

Adjustments for losses on amounts receivable from leasing are always measured at an amount equal to the expected credit losses during their useful lives.

Measurement of expected credit losses

The expected credit losses are an estimate weighted by the probability of credit losses. They are measured as follows:

- financial assets not subject to impairment at the closing date: as the present value of all cash shortfalls, that is, the difference between the cash flows due to the entity under the contract and the cash flows that the Bank expects to receive;

- financial assets subject to impairment at the closing date: as the difference between the gross book value and the present value of estimated future cash flows;

- loan commitments: as the present value of the difference between the contractual cash flows due to the Bank if the commitment is used in full and the cash flows that the Bank expects to receive; and

- financial guarantee contracts: payments expected to reimburse the holder, less any amounts that the Bank expects to recover.

Modified assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to the debtor's financial difficulties, it is necessary to assess whether the financial asset should be written off and expected credit losses are measured as follows:

Consolidated Financial Statements | December 31, 2020 | F-15

* Values expressed in thousands, except when indicated.

- If the expected restructuring does not result in a decrease in the existing asset, the expected cash flows from and the modified financial asset are included in the calculation of the cash shortfalls of the existing asset.

- If the expected restructuring results in a write-off of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the existing financial asset at the time of its write-off.

This amount is included in the calculation of cash shortfalls arising from the existing financial asset discounted from the estimated write-off date until the closing date, using the original effective interest rate of the existing financial asset.

Transition: As permitted by the transitional provisions of IFRS 9, the Group chose not to restate comparative figures, upon initial adoption in January 1, 2018. Any adjustments in the carrying amounts of financial assets and liabilities at the transition date were recognized in the initial net income and other reserves of the current period. The Group also opted to continue applying the hedge accounting requirements of IAS 39 in adopting IFRS 9.

Determination of significant increases in credit risk

On each balance sheet calculation date, the Bank assesses whether financial assets recorded at amortized cost and debt financial instruments recorded at fair value through Other Comprehensive Income are subject to impairment, as well as other financial instruments subject to that assessment.

A financial asset is “subject to impairment” when one or more events that have a negative impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is subject to impairment includes the following observable data:

- significant financial difficulty for the debtor or issuer;

- delays in contractual obligations;

- breach of contract, such as default or delay;

- the restructuring of a loan or advance by the Bank under conditions that the Bank would not consider interesting to carry out;

- the likelihood that the debtor will enter bankruptcy or other financial reorganization; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the borrower's condition is generally considered to be subject to impairment, unless there is evidence that the risk of not receiving contractual cash flows has been significantly reduced and there is no no other impairment indicator.

Presentation of the provision for impairment losses in the balance sheet

Provisions for impairment losses are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction from the gross book value of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Income: no provision for losses is recognized in the balance sheet, as the book value of these assets corresponds to the fair value.

Individual or collective assessment

An individual measurement of impairment was based on management's best estimate of the present value of cash flows expected to be received. In estimating these cash flows, management exercised judgment as to the financial situation of a debtor and the net realizable value of any underlying guarantee. Each asset reduced to recoverable value was evaluated in relation to its merits, while the test strategy and the estimated cash flows considered recoverable, were approved by the Bank's credit risk officers.

When assessing the need for a collective provision for losses, management considered factors such as credit quality, portfolio size, concentrations and economic factors. In order to estimate the necessary provision, premises were established to define how the inherent losses were modeled and to determine the necessary data parameters, based on historical experience and current economic conditions.

Measurement of impairment

Losses on impairment of assets measured at amortized cost were calculated as the difference between the carrying amount and the present value of estimated future cash flows, discounted at the asset's original effective interest rate. Impairment losses on assets measured at fair value through Other Comprehensive Income were calculated as the difference between the book value and the fair value.

Reversal of impairment

For assets measured at amortized cost: If an event that occurred after impairment caused the impairment loss to decrease, the impairment loss was reversed through profit or loss.

For debt securities measured at fair value through Other Comprehensive Income: If, in a subsequent period, the fair value of a debt security reduced to recoverable value has increased and this increase could be objectively linked to an event that occurred after recognition from impairment loss, impairment loss was reversed through profit or loss; otherwise, any increase in fair value was recognized through Other Comprehensive Income.

Consolidated Financial Statements | December 31, 2020 | F-16

* Values expressed in thousands, except when indicated.

Any subsequent recovery in the fair value of an equity instrument measured at fair value through Other Comprehensive Income and reduced to recoverable value was recognized at any time in Other Comprehensive Income.

Below is the reconciliation of shareholders' equity resulting from the initial adoption of IFRS 9:

Reconciliation of Shareholders' Equity
Shareholders' equity before IFRS 9 adjustments - 12/31/2017	87,087,601
Allowance for loan losses	(2,149,051)
Provisions for contingent commitments	(674,513)
Remeasurement of assets arising from the new categories	17,806
Others	237,867
Income taxes and deferred social contribution	1,026,066
Shareholders' equity after IFRS 9 adjustments - 01/01/2018	85,545,776

Information, assumptions and techniques used to estimate the impairment

Classification of financial instruments by stages

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage does not have a significant increase in risk since its initial recognition. The provision on this asset represents the expected loss resulting from possible default over the next 12 months;

- Stage 2: If a significant increase in risk is identified since initial recognition, without materializing deterioration, the financial instrument will be classified within this stage. In this case, the amount referring to the provision for expected loss due to default reflects the estimated loss of the residual life of the financial instrument. To assess the significant increase in credit risk, quantitative measurement indicators used in normal credit risk management will be used, as well as other qualitative variables, such as the indication of being a non-deteriorating operation if considered as refinanced or included operations in a special agreement; and

- Stage 3: A financial instrument is recorded within this stage, when it shows signs of deterioration evident as a result of one or more events that have already occurred and which materialize at a loss. In this case, the amount referring to the provision for losses reflects the expected losses due to credit risk over the expected residual life of the financial instrument.

Impairment estimation methodology

The measurement of impairment loss is performed using the following factors:

- Exposure to Default or EAD: is the value of the transaction exposed to credit risk, including the current balance ratio available that could be provided at the time of default. The models developed incorporate assumptions about changes in the payment schedule for operations.

- Probability of Default (PD): is defined as the probability that the counterparty will be able to fulfill its obligations to pay the principal and / or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months (Stage 1), which is the probability that the financial instrument will default in the next 12 months as well as PD - lifetime (Stages 2 and 3), which considers the probability that the counterparty will default between the balance sheet date and the residual maturity date of the operation. The standard requires that future information relevant to the estimation of these parameters must be considered.

- Loss on Default (LGD): is the resulting loss in the event of default, that is, the percentage of exposure that cannot be recovered in the event of default. It mainly depends on the guarantees associated with the transaction, which are considered as risk mitigation factors associated with each financial credit asset and the expected future cash flows to be recovered. As established in the regulations, future information must be taken into account for its estimation.

- Discount rate: is the rate applied to the estimated future cash flows over the expected life of the asset, to bring them to present value.

In order to estimate the aforementioned parameters, the Bank has applied its experience in the development of internal models for the calculation of parameters for both the regulatory environment and internal management purposes.

Definition of default

Consolidated Financial Statements | December 31, 2020 | F-17

* Values expressed in thousands, except when indicated.

The Bank considers that a financial asset is in default when:

- it is likely that the debtor will not fully pay its credit obligations to the Bank; or

- the debtor presents significant credit obligations to the Bank overdue for more than 90 days, as a general rule.

Overdrafts are considered overdue if the customer breaches a recommended limit or has been granted a limit lower than the current open amount.

When assessing whether a debtor is in default, the Bank considers indicators:

- qualitative - for example, violations of covenants;

- quantitative - for example, overdue status and non-payment of another obligation of the same issuer with the Bank; and

- based on data collected internally and obtained from external sources.

v. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement in the Interest and similar expenses and Provisions lines (net).

The present value of the defined benefit obligation is the present value without deducting any plan assets, from the expected future payments necessary to settle the obligation resulting from the employee's service in current and past periods.

Additional details are in note 2.x to the Consolidated Financial Statements of December 31, 2020.

vi. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

Explanatory note 2.r to the Bank's consolidated financial statements for the year ended December 31, 2020, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2019 and December 31, 2020, the date of preparation of these consolidated financial statements.

vii. Goodwill

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

Further details are in note 13.

viii. Expectation of realization of tax credits

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be paid or recovered on differences between the book values of assets and liabilities and their respective calculation bases, and accumulated tax credits and losses and the negative CSLL base. These amounts are measured at the rates expected to be applied in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be used, and the deferred tax assets do not result from the initial recognition (except in a business combination) of other assets and liabilities in an operation that affects neither taxable income nor taxable income. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits to be used.

Deferred tax assets and liabilities recognized are revalued on the date of each balance sheet, making appropriate adjustments based on the findings of the analyzes carried out. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For further details, see note 2.aa to the Consolidated Financial Statements of December 31, 2020.

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

Consolidated Financial Statements | December 31, 2020 | F-18

* Values expressed in thousands, except when indicated.

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

When the Bank loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are registered (i.e. reclassified to income statement or transferred directly to retained earnings) in the same manner as it would be required if the relevant assets or liabilities are disposed of. The fair value of any investment retained in the former subsidiary at the date when control got lost is considered as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments: Recognition and Measurement or, when applicable, the costs on initial recognition of an investment in an associate or jointly controlled entity.

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

iii. Business combinations, acquisitions and disposals

A business combination means the union of two or more individual business or economic business into one single entity or group of entities and is registered in accordance with IFRS 3 - “Business Combinations”.

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

Consolidated Financial Statements | December 31, 2020 | F-19

* Values expressed in thousands, except when indicated.

• The excess of the acquisition cost over the fair value of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair value of the identifiable net assets over the acquisition cost is an advantageous purchase gain and it is recorded as income on the date of the acquisition.

The note 3 includes a description of the most significant transactions carried out in 2020, 2019 and 2018.

viii. Investment Funds

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

Upon initial recognition of an equity instrument not held for trading, the Bank may irrevocably choose to present subsequent changes in fair value through Other Comprehensive Income. This option is made considering each investment individually and was not used by the Bank. In addition, upon initial recognition, the Bank may irrevocably designate at fair value through profit or loss a financial asset that would otherwise meet the measurement requirements at amortized cost or at fair value through Other Comprehensive Income, if such designation eliminate or substantially reduce an accounting mismatch that could exist. This option was not used by the Bank.

Financial assets are included for measurement purposes in one of the following categories:

• Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading: this category includes the financial assets acquired to generate short-term profit resulting from the fluctuation of its prices and financial derivatives not classified as hedging instruments, whose primary business model of the Bank is to trade them frequently.

Consolidated Financial Statements | December 31, 2020 | F-20

* Values expressed in thousands, except when indicated.

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

• Financial Assets Measured At Amortized Cost: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The entities included in the consolidation have, in general, the intention of maintaining the loans and credits they grant until their final maturity, which, therefore, are presented in the consolidated balance sheet at amortized cost (which includes the necessary adjustments to reflect the estimated impairment losses).

A financial asset is measured at amortized cost if it meets the following conditions and is not designated at fair value through profit or loss:

• The asset is maintained within a business model whose objective is to maintain assets in order to receive contractual cash flows;

• The contractual terms of the financial asset generate, on specific dates, cash flows that refer exclusively to payments of the principal and interest on the principal amount outstanding;

• A debt instrument is measured at fair value through Other Comprehensive Income if it meets the following conditions and is not designated at fair value through profit or loss;

• The asset is maintained within a business model whose objective is achieved by receiving contractual cash flows and by selling financial assets; and

• The contractual terms of the financial asset generate, on specific dates, cash flows that refer exclusively to payments of the principal and interest on the principal amount outstanding.

Business model assessment

The Bank assesses the objective of a business model in which an asset is maintained at the portfolio level, as it better reflects how the business is managed and what information is provided to management. The information considered comprises:

- Policies and objectives defined for the portfolio and the application of these policies in practice. Including, if the Administration's strategy is focused on earning contractual interest income, maintaining a specific interest rate profile, aligning the duration of the assets;

- How the portfolio's performance is assessed and reported to the Bank's management;

- The risks that affect the performance of the business model (and the financial assets held within that business model) and how these risks are managed;

- How the business managers are remunerated - for example, if the remuneration is based on the fair value of the managed assets or the contractual cash flows received;

- The frequency, volume and timing of sales in previous periods, the reasons for such sales and your expectations about future sales. However, information on sales activity is not considered in isolation, but as part of an overall assessment of the objective defined by the Bank to manage financial assets.

Financial assets held for trading or managed, whose performance is assessed based on fair value, are measured at fair value through profit or loss, as (i) they are not held to receive contractual cash flows (ii) nor are they held to receive flows contractual cash flow and sell financial assets.

Consolidated Financial Statements | December 31, 2020 | F-21

* Values expressed in thousands, except when indicated.

Valuation to determine whether contractual cash flows refer exclusively to principal and interest payments

For the purposes of this assessment, “principal” is defined as the fair value of the financial asset upon initial recognition. “Interest” is defined as the consideration for the value of the currency over time and for the credit risk associated with the value of the principal outstanding during a specific period and for other basic risks and costs of loans (for example, liquidity risk and administrative costs), as well as the profit margin.

When assessing whether contractual cash flows refer exclusively to payments of principal and interest, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the term or value of the contractual cash flows in a way that would not meet this condition. When carrying out the assessment, the Bank considers:

- contingent events that would change the amount and timing of cash flows;

- leverage;

- advance payment terms and extension;

- terms that limit the Bank's right to cash flows from assets; and

- resources that modify the consideration of the currency value over time, for example, periodic adjustment of interest rates.

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

Consolidated Financial Statements | December 31, 2020 | F-22

* Values expressed in thousands, except when indicated.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial Assets At Fair Value Through Profit Or Loss Held for Trading: this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

• Financial Assets At Fair Value Through Profit Or Loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

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

• Debt Instruments Eligible to Compose Capital: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or associates.

d) Funding, debt notes issued and other liabilities

Funding debt rates and other liabilities Instruments are recognized initially at fair value, considered primarily as the transaction price. They are measured at amortized cost and its expenses are recognized as a financial cost.

Among the liabilities initial recognition methods, it is important to emphasize those compound financial instruments which are classified as such due to the fact that the instruments contain both, a debt instrument (liability) and an embedded equity component (derivative).

Consolidated Financial Statements | December 31, 2020 | F-23

* Values expressed in thousands, except when indicated.

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

The relevant details of these issued instruments are described in note 19.

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

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by market participants, according to the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

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

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by market participants: “net present value” (NPV), option pricing models and other methods.

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

Consolidated Financial Statements | December 31, 2020 | F-24

* Values expressed in thousands, except when indicated.

Equity instruments whose fair value cannot be calculated in a sufficiently objective manner are measured at acquisition cost, adjusted, as the case may be, to the related impairment losses.

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

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial Assets Measured At Fair Value Through Profit Or Loss” and financial liabilities designated as hedge items (or hedging instruments) in fair value hedges, which are measured at fair value.

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

Consolidated Financial Statements | December 31, 2020 | F-25

* Values expressed in thousands, except when indicated.

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

The Bank carries out transactions in which it transfers the assets recognized in its balance sheet, but maintains all or substantially all the risks and benefits of the assets transferred or part thereof. In these cases, the transferred assets are not written off. Examples of such operations include assignments of co-sponsored loan portfolios.

In operations in which the Bank does not retain or transfer substantially all the risks and rewards of ownership of a financial asset and hold control of the asset, the Bank continues to recognize the asset in the extent of its continued involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Derecognition of Financial Assets due to Credit Assignment

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

Consolidated Financial Statements | December 31, 2020 | F-26

* Values expressed in thousands, except when indicated.

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

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2020, 2019 and 2018:

Thousand of reais			2020
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	29,431,287	(560,666)	28,870,621

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	32,540,604	(560,666)	31,979,938

Thousand of reais			2019
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	20,904,663	(458,929)	20,445,734

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	22,888,906	(458,929)	22,429,977

Consolidated Financial Statements | December 31, 2020 | F-27

* Values expressed in thousands, except when indicated.

Thousand of reais	2018
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	18,667,611	(304,165)	18,363,446

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	18,771,000	(304,165)	18,466,835

h) Impairment of financial assets

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

In estimating the future cash flows of debt instruments the following factors are considered:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss considers the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are discounted using the instrument's effective interest rate.

Specifically, in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

Consolidated Financial Statements | December 31, 2020 | F-28

* Values expressed in thousands, except when indicated.

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

• Clients with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specialized in this type of risk. The credits related to clients standardized, are usually considered not recoverable when they have historical loss experience and delinquency greater than 90 days.

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

In some cases, the observable data required to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

In such cases, an entity uses its experienced judgment to estimate the amount of any impairment loss. Similarly, an entity uses its experienced judgment to adjust observable data for a group of financial assets to reflect current circumstances.

The impairment loss is calculated by using statistical models that consider the following factors:

Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty. The timing of default is considered in the PD measurement.

In accordance with IFRSs, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year when the transaction is at stage one or for the life time of the transaction, when the it is at stages 2 or 3; that is, it quantifies the probability of the borrower default. A loan will be defaulted if either the principal or interest become past due by ninety days or more or the loan is active but there are doubts about the solvency of the counterparty (subjective doubtful assets).

• Loss is given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, considering the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.

• In addition, prior to loans be written-off (which is only done after the Bank have completed all recovery efforts and after about 360 days late), it is registered fully provision of the loan´s remaining balance so this provision (allowance for loan losses) fully covers the losses. Thus, the Bank that its loan loss allowance methodology has been developed to meet its risk metrics and capture loans that could potentially become impaired.

Consolidated Financial Statements | December 31, 2020 | F-29

* Values expressed in thousands, except when indicated.

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

i) Repurchase agreements

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

j) Accounting for leases

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

k) Accounting for Leases - IFRS 16

As of January 1, 2019, the Bank adopted IFRS 16, which replaces IAS 17.

I.	Transition

As permitted by the specific transition provisions, Banco Santander has chosen to apply the rules in a modified retrospective manner, the effects of which were applied on January 1, 2019.

The changes in accounting practices resulting from the adoption of IFRS 16 have been applied to assets under right of use as part of tangible assets and lease liabilities as other liabilities in the balance sheet.

II.	Lease Identification

In adopting IFRS 16, the Bank recognized lease liabilities involving leases that had already been classified as “commercial leases” in accordance with the principles of IAS 17 - Leases.

For the initial application of the standard, the Bank used the following practical procedures allowed:

• The exclusion of initial direct costs for measuring the right-of-use asset on the initial application date;

• It was decided not to separate the service provision component embedded in leasing contracts; and

• The Bank also decided not to apply IFRS 16 to contracts that were not identified as containing a lease under IAS 17 and IFRIC 4 - Determination of whether a Contract contains a Lease.

Consolidated Financial Statements | December 31, 2020 | F-30

* Values expressed in thousands, except when indicated.

Additionally, the following recognition exemptions are also being used:

• Accounting for operating leases with a remaining term of less than 12 months on January 1, 2019 as short-term leases;

• Accounting for operating leases whose underlying asset is of low value;

• Until January 1, 2019, leases of fixed assets, in which the Bank, as a lessee, held substantially all the risks and benefits of ownership were classified as finance leases. The balances presented are immaterial.

The Bank leases various properties and equipment. Predominantly, the assets subject to the lease agreements are real estate deals referring to the agencies.

Banco Santander does not have any rights of use assets that fall within the definition of investment properties.

III.	Lease term

The lease agreements are formalized, analyzed and renegotiated individually and contain a wide range of different terms and conditions. The Bank assesses the term of the contract, as well as the intention to remain in the properties. Thus, the term estimates may vary according to the contractual conditions, considering extension options, and also according to legal provisions.

The Bank assumes that fines for contract termination collected before the due date do not make up a significant portion.

The lease agreements do not contain restrictive clauses, but the leased assets cannot be used as collateral for loans.

IV.	Initial Measurement

In their initial registration, leases are recognized as a right-of-use asset and a corresponding liability on the date that the leased asset becomes available for use by the Group.

The use right to be registered is measured at cost against the lease liability, which represents the present value of lease payments that have not been made to date. The lease payments are discounted using the incremental interest rate on the lessee's loan. There is no onerous contract that required an adjustment to the usage rights to be recorded as assets on the date of initial adoption.

Usage rights are measured at amortized cost in accordance with the following:

• The value of the initial measurement of the leasing liability;

• Any lease payments made before or on the reduced start date of any incentive received;

• Any initial cost directly allocated; and

• Restoration costs, if the requirements of IAS 37 are met for the recording of Provisions, Contingent Liabilities and Contingent Assets.

Grupo Santander uses as an incremental rate the interest rate that it would have to pay when borrowing the necessary resource to obtain the asset with a value similar to the asset under the lease, for term, guarantee and similar economic scenarios, represented in Santander Brasil, by the curve of funding cost (funding) of a free asset, applied individually to each contract according to the projected estimates for the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments for any incentive;

• Variable payments that are based on a rate or index;

• Amounts expected to be paid by the lessee based on the residual value of guarantees;

• The exercise price of a call option, if the lessee is reasonably certain about the exercise of the option; and

• Penalty payments for terminating the lease if the term of the transaction reflects the exercise of the option by the lessee.

Consolidated Financial Statements | December 31, 2020 | F-31

* Values expressed in thousands, except when indicated.

Below is presented the projected inflation (IGP-M) on December 31, 2020:

Projected IGP-M (annualized)
Up to 3 months	26.1%
From 3 to 12 months	5.3%
From 1 to 3 years	4%
From 3 to 5 years	4%
More than 5 years	4%

V.	Subsequent measurement

After the initial measurement, the values of the assets recorded as rights of use are being updated using the cost method, so any accumulated depreciation is deducted monthly, in accordance with the criteria of IAS 16/ CPC 27 - Property, Plant and Equipment in the depreciation of the right of use asset. use and corrected any remeasurement of the lease liability, when applicable.

The lease liability initially recorded is updated by monthly increasing the liability amount of the interest installment of each lease and reducing the amount of monthly lease payments and adjusted for any lease remeasurements, when applicable.

The lease liability is remeasured, in the event of changes in the lease term or the contract value, the amount resulting from the new determination of the lease liability is recorded against the corresponding asset in use right.

The rights of use are subject of impairment test.

The effects of adopting IFRS 16 have an impact exclusively on the operating segment - Banco Comercial.

l) Non-current assets held for sale

“Impairment losses” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

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

m) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at December 31, 2020, 2019 and 2018 is provided in note 43-d.

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

Consolidated Financial Statements | December 31, 2020 | F-32

* Values expressed in thousands, except when indicated.

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

Intangible assets are recognized initially at acquisition or production cost and are measured deducting any accumulated amortization and any accumulated impairment losses.

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

On an annual basis or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment on non financial assets (net) - Intangible assets in the consolidated income statement.

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

Consolidated Financial Statements | December 31, 2020 | F-33

* Values expressed in thousands, except when indicated.

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

Intangible assets with indefinite useful lives are not amortized. At the end of each accounting period the entity review the intangible asset classification as with indefinite useful live, in case this classification is maintained these assets are subject to annual impairment test (IAS36).

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

The Bank uses the value in use of client relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value to be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of client lists acquired related to the purchase of the "payroll" will be determined individually. An analysis that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows is prepared by the business areas. Quarterly, these analyses are reviewed based on the actual cash flows of each business (value in use), which are compared with the carrying amount, checking whether there is a need to record a loss on non-recoverability.

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

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified. The liability is derecognized when the contract expires or is cancelled.

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

Consolidated Financial Statements | December 31, 2020 | F-34

* Values expressed in thousands, except when indicated.

In the years ended December 31, 2020, 2019 and 2018, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAT).

At December 31, 2020, the LAT indicated the need for the additional constitution of technical provisions amounted to R$285,554 (12/31/2019 - R$357,539 and 12/31/2018 - R$215,754) for Indemnity Funds for Benefit (FGB) plans.

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

t) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant continues to be employed by the Bank during the term of the Plan for his rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced in case of failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3) market conditions, since some parameters are linked to the market price of the Bank´s shares. The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, considering the market conditions for each plan when estimating the fair value.

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, considering the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

Consolidated Financial Statements | December 31, 2020 | F-35

* Values expressed in thousands, except when indicated.

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

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 34). The main criteria are as follows:

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

Consolidated Financial Statements | December 31, 2020 | F-36

* Values expressed in thousands, except when indicated.

The provisions made for these transactions are recognized in the heading “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated financial statements (note 22).

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

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. Annually the bank reviews its guarantees policies to capture changes in the market, in the caracteristics of the assets given as guarantees and the conditions of the assets, these are examples of technical parameters reviewed.

Credit limits are continually monitored and changed in client behavior function. Thus, the potential loss values represent a fraction of the amount available.

w) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented in the consolidated financial statements. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 43-b contains information on the third-party assets managed by the Bank.

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

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 21. For this type of plan, the sponsoring entity's obligation is to provide the benefits agreed with the former employees, assuming the potential actuarial risk that benefits will cost more than expected.

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

Main Definitions

Consolidated Financial Statements | December 31, 2020 | F-37

* Values expressed in thousands, except when indicated.

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

aa) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

Income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and COFINS. Current Income Tax and Social Contribution result from the application of the respective rates on taxable income, and the PIS and COFINS rates applied on the respective calculation basis provided for in the specific legislation, added also with changes in deferred tax assets and liabilities recognized in the consolidated income statement. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to Article 32 of Constitutional Amendment 103, published on November 13, 2019.

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

Consolidated Financial Statements | December 31, 2020 | F-38

* Values expressed in thousands, except when indicated.

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

Under the current regulation, the expected realization of tax credits is based on the Bank's projections of future results and on technical technical analysis of the realization of the temporary differences, as shown in Note 23.

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

The Bank carried out analyzes on the procedures already adopted for accounting and presentation of Income Taxes in relation to the content of IFRIC 23 and it was possible to conclude that there are no impacts on related measurements nor disclosures.

bb) Consolidated cash flow statements

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

Consolidated Financial Statements | December 31, 2020 | F-39

* Values expressed in thousands, except when indicated.

3.	Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 11.

		Quantity of Shares or Quotas Owned (in Thousands)
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Participation
Controlled by Banco Santander
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	84	-	78.58%	100.00%
Santander Brasil Administradora de Consórcio Ltda, (Santander Brasil Consórcio)	Buying Club	238,886	-	100.00%	100.00%
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
Santander CCVM	Broker	14,067,640	14.067.640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Getnet S.A.	Payment Institution	69,565	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil EFC	Financial	75	-	100.00%	100.00%
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	1,464,627	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	481,196	-	100.00%	100.00%
Santander Brasil Tecnologia S.A.	Technology	45,371	-	100.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
Sanb Promotora de Vendas e Cobrança Ltda,	Other Activities	6,950	-	100.00%	100.00%
Santander Tecnologia e Inovação Ltda,	Other Activities	5,045	-	100.00%	100.00%
Toque Fale Serviços de Telemarketing Ltda, (Toque Fale)	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA	Bank	105	-	-	50.00%
Banco Hyundai Capital Brasil S.A. (Note 2,c,j,1)	Bank	150,000	-	-	50.00%
Controlled by Santander Leasing
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	182	-	-	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	-	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and recover of Credit management	200	-	-	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (atual denominação social da Gestora de Investimentos Ipanema S.A.)	Resources Management	11	-	-	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	-	50.00%
Controlled by Getnet S.A.
Auttar HUT Processamento de Dados Ltda, (Auttar HUT)	Other Activities	3,865	-	-	100.00%

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);

•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);

•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

Consolidated Financial Statements | December 31, 2020 | F-40

* Values expressed in thousands, except when indicated.

•	Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);

•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);

•	Santander Paraty QIF PLC (Santander Paraty) (2);

•	Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);

•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);

•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);

•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema V - Não Padronizado (Fundo Investimento Ipanema NPL V) (4);

•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (5); e

•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (6).

•	Atual – Fundo de Investimento Multimercado Credito Privado Investimento no Exterior (7).

(1) Banco Santander was a creditor for certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of real estate as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a donation in payment of the aforementioned credit operations.

(2) Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and the Santander FI Hedge Strategies Sub-Fund, residing in Ireland, and both are fully consolidated in their Consolidated Financial Statements. In the Irish market, an investment fund cannot act directly and, for this reason, it was necessary to create another structure (a sub-fund), Santander FI Hedge Strategies. Santander Paraty does not have an equity position, and all records come from the financial position of Santander FI Hedge Strategies.

(3) Refers to a structure where Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares of this fund.

(4) Indirectly controlled by Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(5) Fund controlled through Banco Bandepe S.A.

(6) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(7) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

Corporate movements were implemented in order to reorganize the entities' operations and activities in accordance with the Santander Conglomerate's business plan.

a) Disposal of equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the sale to Superdigital Holding Company, SL, a company indirectly controlled by Banco Santander, SA, of the shares representing the entire share capital of Super Pagamentos e Administração de Meios Eletrônico SA (“Superdigital”) for the amount of R$270,000. As a result, the Bank ceased to be a shareholder of Superdigital.

b) Put option of equity interest in Banco Olé Consignado S.A.

On March 14, 2019, the minority shareholder of Banco Olé Bonsucesso Consignado S.A. (Olé Consignado) formalized its interest to exercise the put option right provided in the Investment Agreement, executed on July 30, 2014, to sell its 40% equity interest in the capital stock of Olé Consignado to Banco Santander (Brazil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all the shares issued by Bosan Participações S.A. (holding company whose only asset are shares representing 40% of the capital of Banco Olé).

On January 31, 2020, the Company and the shareholders of Bosan Participações SA (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Company and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of Banco Olé's shares.

On August 31, 2020, the shareholders of Banco Santander approved the merger by the Bank of Banco Olé Consignado SA and Bosan Participações SA The mergers did not result in an increase in the capital of Santander Brasil and are pending approval by the Central Bank of Brazil.

c) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA.

On March 24, 2020, Banco Santander, SA acquired the shares representing the total share capital of Toque Fale Serviços de Telemarketing LTDA (“Toque Fale”) for the amount of R$1,099,854, corresponding to the book value of the shares on February 29, 2020, previously held by Getnet Adquirência e Serviços para Meios de Pagamento S.A. and Auttar HUT Processamento de Dados LTDA. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

Consolidated Financial Statements | December 31, 2020 | F-41

* Values expressed in thousands, except when indicated.

d) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) SA (“Banco Santander”) and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) executed a binding agreement with the partners of Summer Empreendimentos Ltda (“Summer”) defining the negotiation terms for the purchase and sale of shares fully representing the capital of Summer. The acquisition was approved by BACEN on September 16, 2019 and closed on September 20, 2019. As a consequence, SHI has become the holder of 99.999% and Banco Santander 0.001% of the shares representing the capital stock of Summer. Due to the Entity's sale plan in the short term, Summer was initially recorded as Non-Current Assets Held by the Sale, at its cost value. In June 2020, with the failure to execute the established plan, Summer became part of the scope of Banco Santander Consolidated Financial Statements.

e) Incorporations of Banco Olé Consignado and Bosan Participações S.A.

On August 31, 2020, the shareholders of Banco Santander (Brasil) SA (“Santander Brasil”) approved the merger, by Santander Brasil, of Banco Olé Consignado SA and Bosan Participações S.A. The mergers (i) did not result in an increase in the Santander Brasil's share capital; and (ii) are subject to approval by the Central Bank of Brazil.

4.	Cash and balances with the Brazilian Central Bank

Thousand of reais	2020	2019	2018

Cash and cash equivalents(1)	20,148,725	20,127,364	19,463,587
of which:	-
Cash	4,266,197	4,877,849	4,235,096
Cash and Foreign currency application abroad	15,882,528	15,249,515	15,228,491
Total	20,148,725	20,127,364	19,463,587

(1) Corresponds to assets maturing up to 3 months.

5.	Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2020	2019	2018

Classification:
Financial Assets Measured At Amortized Cost	112,849,776	109,233,128	91,859,759
Of which:
Loans and amounts due from credit institutions, gross	112,858,840	109,246,671	91,873,320
Impairment losses (note 9,c)	(9,064)	(13,543)	(13,561)
Loans and amounts due from credit institutions, net	112,849,776	109,233,128	91,859,759
Loans and amounts due from credit institutions, gross	112,858,840	109,247,248	91,873,320

Type:
Time deposits	63,673,689	66,908,232	64,547,525
Reverse repurchase agreements (1) (2)	699,034	100,246	3,728,963
Escrow deposits	10,773,280	11,424,537	10,182,936
Other accounts	37,712,838	30,814,233	13,413,896
Total	112,858,840	109,247,248	91,873,320

(1) Guaranteed by debt instruments.

Thousand of reais	2020	2019	2018

Currency:
Brazilian Real	109,287,868	107,693,973	91,419,015
US dollar	2,778,911	1,401,601	422,247
Euro	782,997	151,097	32,058
Total	112,849,776	109,246,671	91,873,320

Consolidated Financial Statements | December 31, 2020 | F-42

* Values expressed in thousands, except when indicated.

Thousand of reais	2020	2019	2018

Cash equivalents:
Short-term transactions and low risk of change in its value(1)	8,298,083	1,316,299	5,821,573

(1) The value refers to investments in the open market (repo transactions) and investments in interbank deposits (CDI) in the short term.

Note 43-d contains a detail of the residual maturity periods of financial assets measured at amortized cost.

6.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2020	2019	2018

Classification:
Financial Assets Measured At Fair Value Through Profit Or Loss	3,545,660	3,735,076	3,171,746
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	68,520,799	34,885,631	50,066,469
Financial Assets Measured At Fair Value Through Other Comprehensive Income (1)	109,668,214	95,962,927	85,395,691
Financial Assets Measured At Amortized Cost	48,367,791	38,748,296	36,799,509
Of which:
Debt Instruments	49,945,226	40,803,323	39,513,460
Provision for impairment losses	(1,577,435)	(2,055,027)	(2,713,951)
Total	230,102,464	173,331,930	175,433,415

Type:
Government securities - Brazil (2)	191,896,439	135,848,053	116,531,146
Debentures and Promissory notes	17,071,856	13,874,883	10,555,952
Other debt securities	21,134,169	23,608,994	48,346,317
Total	230,102,464	173,331,930	175,433,415
(1)	On December 31, 2018, management decided to change the classification of Financial Treasury Bills – LFT, of the securities portfolio of Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Getnet SA), Banco Bandepe SA and Santander Corretora de Cambio e Valores Mobiliários S.A. (Santander CCVM), The securities were transferred from the Trading to Available for Sale category, in the amounts of R$739,430, R$14,099 and R$375,488, respectively, Such transfers did not impact the amounts of Consolidated and also did not generate effect on the result. The change in the category occurred due to the revaluation of the recent trading history of these assets.

(2)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

The debt instruments are composed, majority by:

Thousand of reais	2020	2019	2018

Currency:
Brazilian Real	207,752,590	164,447,235	166,743,410
US dollar	22,292,647	8,884,695	8,690,005
Euro	57,227	-	-
Total	230,102,464	173,331,930	175,433,415

Thousand of reais	2020	2019	2018

Debt Instruments linked to:
Repo Operations	101,371,733	102,849,859	90,909,891
Banco Central Mandatory Deposits	-	-	1,449,207
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	12,963,251	6,618,651	17,985,160
Associated to judiciary deposits and other guarantees	9,665,135	9,573,331	2,078,042
Total	124,000,119	119,041,841	112,422,300

Note 43-d contains details of the residual maturity periods of financial assets measured at fair value through Other Results Comprehensive and corresponding financial assets measured at amortized cost.

Consolidated Financial Statements | December 31, 2020 | F-43

* Values expressed in thousands, except when indicated.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2020	2019	2018

Classification:
Financial Assets Measured At Fair Value Through Profit or Loss Held For Trading	1,818,276	2,029,470	766,333
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit or Loss	438,912	171,453	298,297
Financial Assets Measured At Fair Value Through Other Comprehensive Income	72,173	157,306	40,986
Total	2,329,361	2,358,229	1,105,616

Type:
Shares of Brazilian companies	1,953,128	665,027	783,475
Shares of foreign companies	13,617	-	1,933
Investment funds (1)	362,616	1,693,202	320,208
Total	2,329,361	2,358,229	1,105,616
(1)	Composed mainly by investment on fixed income, public and private securities,

b) Changes

The changes in the balance of “Equity instruments – Financial assets measured at fair value through profit or loss held for trading” were as follows:

Thousand of reais	2020	2019	2018

Balance at beginning of year	2,029,470	766,333	489,770
Net additions (disposals)	(211,194)	1,267,243	277,462
Valuation adjustments	-	(4,106)	(899)
Balance at end of year	1,818,276	2,029,470	766,333

The changes in the balance of “Equity instruments – Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss” were as follows:

Thousand of reais	2020	2019	2018

Balance at beginning of year	171,453	298,297	33,368
Net additions (disposals)	19,685	(126,893)	143,291
Valuation adjustments	247,774	49	121,638
Balance at end of year	438,912	171,453	298,297

The changes in the balance of “Equity instruments – Financial Assets Measured At Fair Value Through Other Comprehensive Income” were as follows:

Thousand of reais	2020	2019	2018

Balance at beginning of year	157,306	40,986	1,106,637
Net additions (disposals)	(85,133)	(6,118)	(1,034,219)
Valuation adjustments	-	122,438	(31,432)
Balance at end of year	72,173	157,306	40,986

Consolidated Financial Statements | December 31, 2020 | F-44

* Values expressed in thousands, except when indicated.

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

The derivatives fair value is determined through quotation of market prices. The swaps contracts fair value is determined using discounted cash flow modeling techniques, reflecting suitable risk factors. The fair value of NDF and Future contracts are also determined based on the quotation of market prices for derivatives traded in specific chamber (i.e. stock Exchange for example) or using the same methodology applied for swap contracts. The fair value of options derivatives (call and put) is determined based on the mathematical models, such as Black & Scholes, using yield rates, implied volatilities and the fair value of the corresponding asset. The current market prices are used to price the volatilities. For the derivatives which do not have prices directly disclosed by specific chamber, their fair values are obtained through pricing models which use market information, based on disclosed prices of more liquid assets. Interest rate curves and market volatilities are extracted from theses prices to be used as first input in these models.

a) Trading and hedging derivatives

a.1) Derivatives

Portfolio Summary of Trading and Hedging Derivatives

	2020	2019	2018

Assets
Swap Differentials Receivable	14,729,642	14,634,863	14,640,289
Option Premiums to Exercise	4,974,618	1,065,753	716,936
Forward Contracts and Others	9,166,361	4,745,101	3,006,221
Total	28,870,621	20,445,717	18,363,446

Liabilities
Swap Differentials Payable	18,327,611	16,458,397	15,952,283
Option Premiums Launched	4,926,994	1,699,729	563,787
Forward Contracts and Others	8,725,333	4,271,852	1,950,765
Total	31,979,938	22,429,978	18,466,835

Consolidated Financial Statements | December 31, 2020 | F-45

* Values expressed in thousands, except when indicated.

Summary by Category

	2020		2019		2018

	Notional	Fair Value	Notional (1)	Fair Value	Notional (1)	Fair Value
Swap	398,925,842	(3,597,969)		(1,823,534)		(1,431,110)
Assets	278,752,387	14,729,642	282,164,189	147,010,930	177,233,869	44,487,274
CDI (Interbank Deposit Rates)	41,316,315	3,010,880	40,550,627	16,908,791	36,135,015	24,267,591
Fixed Interest Rate - Real	54,159,848	9,607,342	47,140,927	-	47,968,999	-
Indexed to Price and Interest Rates	5,124,411	-	2,388,118	-	2,581,215	-
Foreign Currency	178,076,136	1,039,529	192,084,517	130,102,139	90,495,240	20,219,683
Others	75,676	1,071,891	-	-	53,400	-
Liabilities	120,173,455	(18,327,611)	279,803,610	(148,834,464)	176,385,349	(45,918,384)
CDI (Interbank Deposit Rates)	33,239,801	(13,693,733)	24,353,405	-	11,801,600	-
Fixed Interest Rate - Real	45,088,689	(2,772,479)	67,937,624	(24,079,732)	88,317,044	(23,075,374)
Indexed to Price and Interest Rates	33,026,692	(450,958)	125,829,755	(123,445,067)	24,308,601	(21,775,017)
Foreign Currency	6,636,885	153,695	60,394,529	-	50,748,008	-
Others	2,181,388	(1,564,135)	1,288,297	(1,309,665)	1,210,096	(1,067,993)
Options	2,043,286,085	47,624	1,446,536,133	(1,222,465)	335,073,080	153,149
Purchased Position	1,006,266,897	4,974,618	678,089,904	381,706	149,076,796	716,936
Call Option - US Dollar	1,188,387	39,202	171,871	(281)	14,518,058	239,079
Put Option - US Dollar	1,948,673	109,075	1,456,975	4,355	8,893,620	90,736
Call Option - Other	134,761,947	1,093,583	98,154,363	818,664	3,118,344	131,297
Interbank Market	101,421,659	556,039	98,154,363	819,262	639,488	4,537
Others (2)	33,340,288	537,544	-	(598)	2,478,856	126,760
Put Option - Other	868,367,889	3,732,758	578,306,695	(441,032)	122,546,774	255,824
Interbank Market	864,852,555	3,729,297	578,306,695	(440,959)	121,782,816	217,726
Others (2)	3,515,334	3,461	-	(73)	763,958	38,098
Sold Position	1,037,019,188	(4,926,994)	768,446,229	(1,604,171)	185,996,284	(563,787)
Call Option - US Dollar	1,537,670	699,243	254,945	(1,472)	7,615,856	(101,034)
Put Option - US Dollar	2,315,919	(192,335)	263,994	(2,842)	12,160,912	(169,431)
Call Option - Other	130,919,394	(453,919)	174,166,802	(440,731)	31,679,919	(66,002)
Interbank Market	120,156,285	(464,405)	174,166,802	(440,959)	29,609,298	(13,195)
Others (2)	10,763,109	10,486	-	228	2,070,621	(52,807)
Put Option - Other	902,246,206	(4,979,984)	593,760,488	(1,159,126)	134,539,597	(227,320)
Interbank Market	869,328,317	(4,597,427)	593,760,488	(1,159,038)	133,703,672	(179,841)
Others (2)	32,917,888	(382,557)	-	(88)	835,925	(47,479)

Futures Contracts	270,258,566	-	433,873,180	-	289,508,200	-
Purchased Position	110,275,866	-	72,912,029	-	86,203,734	-
Exchange Coupon (DDI)	12,438,695	-	7,394,951	-	20,590,068	-
Interest Rates (DI1 and DIA)	97,837,171	-	55,430,519	-	32,690,685	-
Foreign Currency	-	-	9,978,419	-	32,456,813	-
Indexes (3)	-	-	-	-	466,168	-
Others	-	-	108,140	-	-	-
Sold Position	159,982,699	-	360,961,151	-	203,304,466	-
Exchange Coupon (DDI)	73,114,014	-	146,032,485	-	146,948,795	-
Interest Rates (DI1 and DIA)	67,958,767	-	196,170,105	-	54,160,203	-
Foreign Currency	18,653,658	-	17,305,604	-	1,992,574	-
Indexes (3)	256,261	-	290,254	-	202,894	-
Treasury Bonds/Notes	-	-	1,162,703	-	-	-
Forward Contracts and Others	163,040,700	441,028	169,401,317	473,249	90,910,841	1,055,456
Purchased Commitment	96,309,648	9,166,361	79,970,842	426,991	38,666,269	1,303,561
Currencies	87,254,202	5,026,567	79,969,759	426,986	38,095,625	1,250,706
Others	9,055,447	4,139,794	1,083	5	570,644	52,855
Sold Commitment	66,731,052	(8,725,333)	89,430,475	46,258	52,244,572	(248,105)
Currencies	64,986,757	(4,846,929)	89,426,698	46,170	51,958,529	(252,160)
Others	1,744,295	(3,878,404)	3,777	88	286,043	4,055

(1) Nominal value of updated contracts.

(2) Includes options of index, mainly being options involving US treasury, shares and stock indexes.

(3) Includes Bovespa and S&P index.

Consolidated Financial Statements | December 31, 2020 | F-46

* Values expressed in thousands, except when indicated.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2020
		Related	Financial
	Customers	Parties	Institutions(1)	Total
"Swap"	40,241,232	97,784,443	140,726,712	278,752,387
Options	23,788,051	922,740	2,018,575,293	2,043,286,085
Futures Contracts	3,198,239	-	267,060,326	270,258,566
Forward Contracts and Others	67,837,797	49,447,532	45,755,371	163,040,700
(1)	Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2019	2018
		Related	Financial
	Customers	Parties	Institutions(1)	Total	Total
"Swap"	66,976,262	38,784,704	176,403,223	282,164,189	177,233,869
Options	17,041,979	154,903	1,429,326,073	1,446,522,955	335,073,080
Futures Contracts	1,430,470	-	432,442,712	433,873,182	289,508,200
Forward Contracts and Others	47,199,547	118,612,607	3,589,163	169,401,317	90,910,841

(1) Includes trades with B3 S.A. and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2020
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
"Swap"	58,388,872	98,073,784	122,289,731	278,752,387
Options	931,156,902	572,661,800	539,467,382	2,043,286,084
Futures Contracts	181,521,486	36,328,390	52,408,689	270,258,566
Forward Contracts and Others	104,098,351	33,788,798	25,153,551	163,040,700

Notional				2019	2018
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
"Swap"	58,298,876	106,268,113	117,597,200	282,164,189	177,233,869
Options	681,033,183	646,187,139	119,302,640	1,446,522,962	335,073,080
Futures Contracts	140,882,437	179,337,860	113,652,884	433,873,181	289,508,200
Forward Contracts and Others	91,779,011	50,070,366	27,551,940	169,401,317	90,910,841

Consolidated Financial Statements | December 31, 2020 | F-47

* Values expressed in thousands, except when indicated.

a.4) Derivatives by Market Trading

Notional			2020
	Stock Exchange (1)	Over the Counter	Total
"Swap"	82,122,957	196,629,429	278,752,387
Options	1,940,172,322	103,113,762	2,043,286,084
Futures Contracts	270,258,566	—	270,258,566
Forward Contracts and Others	25,182,494	137,858,206	163,040,700

(1) Includes trades with B3 S.A.

Notional			2019	2018
	Stock Exchange (1)	Over the Counter	Total	Total
"Swap"	150,179,790	131,984,399	282,164,189	177,233,869
Options	1,423,788,845	22,734,117	1,446,522,962	335,073,080
Futures Contracts	433,873,181	-	433,873,181	289,508,200
Forward Contracts and Others	42,651,980	126,749,337	169,401,317	90,910,841

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

	2020		2019			2018
	Nominal Value Retained Risk Total Rate of Return Swap	Nominal Value Transferred Risk - Credit Swap	Nominal Value Retained Risk Total Rate of Return Swap	Nominal Value Transferred Risk - Credit Swap	Nominal Value Retained Risk Total Rate of Return Swap	Nominal Value Transferred Risk - Credit Swap
Credit Swaps	3,483,628	519,670	2,435,880	-	1,959,128	416,541
Total	3,483,628	519,670	2,435,880	-	1,959,128	416,541

Value referring to the premium paid on CDS for use as collateral (transfer of risks) in the amount of R$1,506 (12/31/2019 – R$0).

The effect in the Required Stockholder’s Equity of the risk received was R$6,985 (12/31/2019 – R$5,257).

During the period, there was no occurrence of credit event related to the events generated by the contracts.

Consolidated Financial Statements | December 31, 2020 | F-48

* Values expressed in thousands, except when indicated.

		2020		2019		2018
	Over		Over		Over
Maximum Potential for Future Payments - Gross	12 Months	Total	12 Months	Total	12 Months	Total
Per Instrument
CDS	4,003,298	4,003,298	2,435,880	2,435,880	1,959,128	1,959,128
Total	4,003,298	4,003,298	2,435,880	2,435,880	1,959,128	1,959,128
Per Risk Classification
Below Investment Grade	4,003,298	4,003,298	2,435,880	2,435,880	1,959,128	1,959,128
Total	4,003,298	4,003,298	2,435,880	2,435,880	1,959,128	1,959,128
Per Reference Entity
Brazilian Government	4,003,298	4,003,298	2,435,880	2,435,880	1,959,128	1,959,128
Total	4,003,298	4,003,298	2,435,880	2,435,880	1,959,128	1,959,128

a.6) Hedge Accounting

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

a.6.i) Fair Value Hedge

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

In order to hedge the changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed (pre define interest rate at inception) assets and liabilities.

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

Consolidated Financial Statements | December 31, 2020 | F-49

* Values expressed in thousands, except when indicated.

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

	2020		2019		2018
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Brazilian Treasury Bonds (LTN, NTN-F)	(2,183,841)	-	(2,853,807)	-	(1,381,156)	-
Bonds (LEA)	-	-	(61,761)	-	(191,472)	-
Resolution 2770	-	-	(94)	-	689	-
Trade Finance Off	(5,092)	-	(4,015)	-	(58,020)	-
Total	(2,188,933)	-	(2,919,677)	-	(1,629,959)	-

						12/31/2020

			Hedge Instruments			Hedge Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Future Contracts	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727
Hedge of Securities	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727

						12/31/2019

			Hedge Instruments			Hedge Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	3,249,742	101,264	3,351,004	3,555,326	662,773	4,218,099
Credit Operations Hedge	1,118,210	28,993	1,147,202	1,423,809	63,231	1,487,040
Hedge of Securities	2,131,532	72,271	2,203,802	2,131,517	599,542	2,731,059
Future Contracts	789,631	-	789,631	45,427,125	3,000,490	48,427,614
Hedge of Securities	789,631	-	789,631	45,427,125	3,000,490	48,427,614

Consolidated Financial Statements | December 31, 2020 | F-50

* Values expressed in thousands, except when indicated.

						12/31/2018
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	3,908,082	140,447	4,048,529	3,921,249	65,014	3,986,263
Credit Operations Hedge	1,152,249	115,180	1,267,429	1,166,387	50,668	1,217,055
Hedge of Securities	2,755,833	25,267	2,781,100	2,754,862	14,346	2,769,208
Future Contracts	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730
Hedge of Securities	41,286,091	-	41,286,091	44,130,671	(205,941)	43,924,730

(*) The Bank has market risk hedge strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive edge of the respective instruments. For structures whose instruments are futures, we show the balance of the calculated daily adjustment, recorded in a clearing account.

a.6.II) Cash Flow Hedge

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

To assess the effectiveness and measure the ineffectiveness of these strategies, Banco Santander follows IAS 39, which indicates that the effectiveness test must be carried out in the design/start of the hedge structure (prospective test) and repeated periodically (prospective and retrospective test) for demonstrate that the expectation of the hedge relationship remains effective (between 80 and 125%).

In this hedge strategy, the effectiveness tests (prospective/retrospective) are conducted by comparing two proxies, one for the hedged object and the other for the instrument.

The hedge object proxy is a “conceptual” swap, where the passive “tip” simulates the part of the Stable Portion to be protected and the active pre-fixed “tip” is identical to the set of futures designated as a hedge, being consistent with market rates practiced on the day the hedge is designated. The hedge instrument proxy is a “conceptual” swap, where the active “tip” is made up of the number of futures contracts designated as hedging, and the passive pre-fixed “tip” is the rate negotiated in the acquisition of these contracts. The proxy is stable throughout the strategy since the contracts are maintained until maturity.

Any ineffectiveness is recognized in the income statement.

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

Consolidated Financial Statements | December 31, 2020 | F-51

* Values expressed in thousands, except when indicated.

a.2) Initial Prospective Test: the methodology of the periodic prospective test should also be applied on the start date of each new strategy.

b) Retrospective test: it must be performed monthly with historical data to demonstrate cumulatively that the hedge was effective, according to the methodology presented above. Any ineffectiveness is recognized in the income statement.

The Ineffective portion is measured using the prospective hedge test and if identified recognized in the income statement in the line Gains (losses) on financial assets and liabilities (net).

Effectiveness should be between 80% and 125%.

In cash flow hedges, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption “Other comprehensive income - cash flow hedges” (Note 26) until the anticipated transactions occur, when this portion is recognized in the consolidated income statement, except if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The non-effective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the consolidated income statement. And the ineffective portion of the gains and losses on cash flow hedge instruments in an operation abroad is recognized directly in “Gains (losses) on financial assets and liabilities (net)” in the consolidated statements of income.

	2020		2019		2018
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	14,666	-	(6,074)	-	(8,925)	-
Trade Finance Off	58,088	-	139,852	-	(16,453)	(3,981)
Government Securities (LFT)	727,437	-	503,665	-	331,922	-
Bank Deposit Certificate - CDB	-	-	-	-	1,225	-
Total	800,190	-	637,443	-	307,769	(3,981)

				12/31/2020

			Hedge Instruments	Hedge Object
	Accounting	Adjustment to	Market	Accounting
Strategies	Value - liability	Market Value	Value	Value
Swap Contracts	1,428,053	1,428,053	1,302,666	1,302,666
Hedge of Securities	1,428,053	1,428,053	1,302,666	1,302,666
Future Contracts	19,500,234	19,500,234	23,447,934	23,447,934
Hedge of Securities	19,500,234	19,500,234	23,447,934	23,447,934

			12/31/2019

			Hedge Instruments	Hedge Object
	Accounting	Adjustment to	Market	Accounting
Strategies	Value - liability	Market Value	Value	Value
Swap Contracts	1,361,658	35,110	1,396,768	1,324,685
Credit Operations Hedge	435,872	(3,494)	432,378	399,831
Hedge of Securities	925,786	38,604	964,390	924,854
Future Contracts	54,460,972	-	54,460,972	7,726,566
Credit Operations Hedge (1)	50,975,253	-	50,975,253	4,506,878
Hedge of Securities	3,485,719	-	3,485,719	3,219,688

				12/31/2018
			Hedge Instruments	Hedge Object
	Accounting	Adjustment to	Market	Accounting
Strategies	Value - liability	Market Value	Value	Value
Swap Contracts	2,227,004	(24,206)	2,202,798	2,423,678
Credit Operations Hedge	1,032,283	68,730	1,101,012	1,198,921
Hedge of Securities	1,194,721	(92,936)	1,101,786	1,224,757
Future Contracts	44,541,939	-	44,541,939	17,224,115
Credit Operations Hedge (1)	44,000,952	-	44,000,952	16,910,915
Hedge of Securities	540,987	-	540,987	313,200

(*) The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a clearing account.
(1) Updated value of the instruments on December 31, 2020 is R$6,972,063 (12/31/2019 - R$8,425,386).

Consolidated Financial Statements | December 31, 2020 | F-52

* Values expressed in thousands, except when indicated.

In Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$11,169 (12/31/2019 - R$11,063) and is recorded in equity, reduced tax effects, of which R$5,026 will be realized against revenue in the next twelve months.

a.7) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 S.A. with its own and third party derivative financial instruments is composed of federal public securities.

	2020	2019	2018
Financial Treasury Bills - LFT	4,363,666	5,342,992	7,552,926
National Treasury Bills - LTN	6,155,276	1,086,556	3,392,886
National Treasury Notes - NTN	2,814,274	660,918	873,134
Total	13,333,215	7,090,466	11,818,946

b) Short Positions

As of December 31, 2020, the balance of short positions totaled R$ 45,807,946 (2019 - R$ 23,835,653 and 2018 - R$ 32,695,677) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased through resale or loan commitments.

9.	Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2020	2019	2018

Classification:
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	60,808	-	619,180
Financial Assets Measured At Amortized Cost	393,707,229	326,699,480	301,072,207
Of which:
Loans and receivables at amortized cost	417,761,218	347,256,660	321,314,010
Impairment losses	(24,053,989)	(20,557,180)	(20,241,803)
Loans and advances to customers, net	393,768,037	326,699,480	301,691,387
Loans and advances to customers, gross	417,822,026	347,256,660	321,933,190

Thousand of reais	2020	2019	2018

Type:
Loans operations (1)	390,941,415	329,910,319	308,364,517
Lease Portfolio	2,096,240	2,111,842	1,836,504
Repurchase agreements	4,530,041	10,500	509,147
Other receivables (2)	20,254,330	15,223,999	11,223,022
Total	417,822,026	347,256,660	321,933,190

(1) Includes loans and other loans with credit characteristics.

(2) Refers substantially to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 43-d contains a detail of the residual maturity periods of loans and receivables.

There are no loans and advances to clients for material amounts without fixed maturity dates.

Consolidated Financial Statements | December 31, 2020 | F-53

* Values expressed in thousands, except when indicated.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to clients, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousand of reais	2020	2019	2018
Loan borrower sector:
Commercial, and industrial	191,281,653	145,387,439	146,293,616
Real estate-construction	45,791,869	39,720,713	36,515,352
Installment loans to individuals	178,652,145	160,036,668	137,287,593
Lease financing	2,096,359	2,111,840	1,836,629
Total	417,822,026	347,256,660	321,933,190

Thousand of reais	2020	2019	2018
Interest rate formula:
Fixed interest rate	292,884,352	258,760,620	240,772,724
Floating rate	124,937,674	88,496,040	81,160,466
Total	417,822,026	347,256,660	321,933,190

Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	2020 % of total

Commercial and industrial	127,569,542	58.23%	60,190,422	40.94%	3,521,688	6.81%	191,281,652	45.78%

Real estate	3,419,553	1.56%	8,973,495	6.10%	33,398,822	64.54%	45,791,870	10.96%
Installment loans to individuals	87,174,594	39.79%	76,667,187	52.15%	14,810,364	28.62%	178,652,145	42.76%

Lease financing	899,055	0.41%	1,182,713	0.80%	14,591	0.03%	2,096,359	0.50%
Loans and advances to customers, gross	219,062,744	100%	147,013,817	100%	51,745,465	100%	417,822,026	100%

Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	2019 % of total

Commercial and industrial	102,083,249	54.83%	39,408,727	33.44%	3,895,463	9.01%	145,387,439	41.87%

Real estate	3,633,231	1.95%	8,145,568	6.91%	27,941,913	64.65%	39,720,713	11.44%
Installment loans to individuals	79,624,744	42.76%	69,034,596	58.58%	11,377,328	26.33%	160,036,668	46.09%

Lease financing	855,624	0.46%	1,252,673	1.06%	3,543	0.01%	2,111,840	0.61%
Loans and advances to customers, gross	186,196,848	100%	117,841,564	100%	43,218,247	100%	347,256,660	100%

								2018
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	109,802,828	58.92%	32,538,999	32.77%	3,951,789	10.90%	146,293,616	45.44%

Real estate	4,298,925	2.31%	7,964,308	8.02%	24,252,119	66.90%	36,515,352	11.34%
Installment loans to individuals	71,433,099	38.33%	57,808,600	58.21%	8,045,894	22.20%	137,287,593	42.64%

Lease financing	838,659	0.45%	997,644	1.00%	326	0.00%	1,836,629	0.57%
Loans and advances to customers, gross	186,373,511	100%	99,309,551	100%	36,250,128	100%	321,933,190	100%

Consolidated Financial Statements | December 31, 2020 | F-54

* Values expressed in thousands, except when indicated.

Thousand of reais	2020	2019	2018

Maturity
Less than 1 year	219,062,744	186,196,849	186,373,511
Between 1 and 5 years	147,013,817	117,841,564	99,309,551
More than 5 years	51,745,465	43,218,247	36,250,128
Loans and advances to customers, gross	417,822,026	347,256,660	321,933,190

Internal risk classification
Low (1)	347,312,357	257,133,115	240,440,294
Medium-low (1)	24,277,404	56,549,196	50,485,682
Medium (2)	26,231,871	11,754,806	11,967,262
Medium - high (2)	3,896,457	8,512,386	7,722,198
High (3)	16,100,937	13,307,156	11,317,754
Loans and advances to customers, gross	417,822,026	347,256,660	321,933,190

(1) Transactions classifieds on Stage 1

(2) Transactions classifieds on Stage 2

(3) Transactions classifieds on Stage 3

c) Impairment losses

The following tables show the reconciliation of the initial and final balances of the provision for losses by category of financial instrument. The terms of credit losses expected in 12 months, credit losses expected during the useful life and impairment losses are explained in the note on accounting practices. The comparative values referring to 01/01/2018 represent the provision for losses of credit on 12/31/2017 after the initial adoption adjustments of IFRS 9 (note 1)

Consolidated Financial Statements | December 31, 2020 | F-55

* Values expressed in thousands, except when indicated.

The variations in the provisions for losses due to non-recovery in the balances of the item “Financial assets measured at amortized cost” are as follows:

Thousand of reais				2020
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a useful life not subject to impairment	Expected credit losses during the useful life subject to impairment	Total

Balance at beginning of year	4,358,601	3,293,690	14,973,459	22,625,750
Impairment losses charged to income for the year	4,968,075	2,881,726	10,462,365	18,312,166
Transfers between stages	(3,142,225)	2,850,217	7,081,358	6,789,350
Movement of the period	8,110,300	31,509	3,380,007	11,522,817
Of which:
Commercial and industrial	3,230,168	1,867,504	1,821,724	6,919,396
Real estate-construction	(8,544)	(27,803)	117,762	81,415
Installment loans to individuals	1,752,883	1,041,818	8,513,988	11,308,689
Lease financing	(6,432)	207	8,891	2,666
Variation by Stage	(3,489,478)	(1,246,810)	4,736,287	-
Write-off of impaired balances against recorded impairment allowance	-	-	(15,297,428)	(15,297,428)
Of which:
Commercial and industrial	-	-	(4,617,446)	(4,617,446)
Real estate-construction	-	-	(232,262)	(232,262)
Installment loans to individuals	-	-	(10,433,132)	(10,433,132)
Lease financing	-	-	(14,588)	(14,588)

Balance at end of year	5,837,199	4,928,606	14,874,684	25,640,488
Of which:
Loans and advances to customers	5,746,000	4,919,000	13,388,989	24,053,989
Loans and amounts due from credit institutions (Note 5)	9,065	-	-	9,065
Provision for Debt Instruments (Note 6)	82,135	9,606	1,485,695	1,577,435
				-
Recoveries of loans previously charged off	-	-	861,253	861,253
Of which:
Commercial and industrial	-	-	422,023	422,023
Real estate-construction	-	-	55,631	55,631
Installment loans to individuals	-	-	370,491	370,491
Lease financing	-	-	13,107	13,107

Thousand of reais		2020	2019	2018
Balance at beginning of year		22,625,750	22,969,315	20,723,062
Impairment losses charged to income for the year		18,311,441	14,361,382	13,540,105
Of which:
Commercial and industrial		6,918,671	2,376,910	3,620,292
Real estate-construction		81,415	94,957	192,901
Installment loans to individuals		11,308,689	11,866,475	9,708,243
Lease financing		2,666	23,040	18,669
Write-off of impaired balances against recorded impairment allowance		(15,296,703)	(14,704,948)	(11,293,852)
Of which:
Commercial and industrial		(4,616,722)	(5,713,369)	(3,981,414)
Real estate-construction		(232,262)	(108,294)	(190,660)
Installment loans to individuals		(10,433,131)	(8,834,391)	(7,099,553)
Lease financing		(14,589)	(48,893)	(22,225)
Balance at end of year		25,640,488	22,625,750	22,969,315
Of which:
Loans and advances to customers		24,053,989	20,557,180	20,241,803
Loans and amounts due from credit institutions (Note 5)		9,065	13,543	13,561
Provision for Debt Instruments (Note 6)		1,577,435	2,055,027	2,713,951

Recoveries of loans previously charged off		861,253	991,476	826,573
Of which:
Commercial and industrial		422,023	519,594	345,085
Real estate-construction		55,631	46,639	103,433
Installment loans to individuals		370,491	417,477	369,557
Lease financing		13,107	7,767	8,498

Considering these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted on December 31, 2020 R$17,450,188 (2019 - R$13,369,905 and 2018 - R$12,713,532),

The balances of the provision for losses due to non-recovery by debtor sector are as follows:

Thousand of reais	2020	2019	2018

Commercial and industrial	9,757,193	7,455,243	10,791,702
Real estate - Construction	193,935	344,782	358,119
Installment loans to individuals	15,675,765	14,800,208	11,768,124
Lease financing	13,594	25,517	51,370
Total	25,640,488	22,625,750	22,969,315

Consolidated Financial Statements | December 31, 2020 | F-56

* Values expressed in thousands, except when indicated.

d) Impaired assets

The details of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to clients” (as defined at Note 1.i) and considered to be impaired due to credit risk are as follows:

Thousand of reais	2020	2019	2018

Balance at beginning of year on 01/01/2018 after the initial adoption IFRS 9)	23,426,076	22,425,801	19,847,987
Net additions	14,757,908	16,000,733	13,871,666
Written-off assets	(15,007,946)	(15,000,458)	(11,293,852)
Balance at end of year	23,176,039	23,426,076	22,425,801

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousand of reais	2020	2019	2018

With no Past-Due Balances or Less than 3 Months Past Due	12,966,813	11,729,920	12,000,867
With Balances Past Due by
3 to 6 Months	3,049,974	3,961,042	3,473,591
6 to 12 Months	4,798,859	5,721,762	4,929,099
12 to 18 Months	1,243,809	985,476	1,144,035
18 to 24 Months	607,527	523,441	325,701
More than 24 Months	509,056	504,435	552,508
Total	23,176,039	23,426,076	22,425,801

Debt Sector
Commercial and industrial	10,558,213	10,072,655	11,832,302
Real estate - Construction	456,130	826,863	1,035,352
Installment loans to individuals	12,144,238	12,497,179	9,499,148
Lease financing	17,458	29,379	58,999
Total	23,176,039	23,426,076	22,425,801

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2020	% of total loans past due for less than 90 days	2019	% of total loans past due for less than 90 days	2018	% of total loans past due for less than 90 days

Commercial and industrial	5,131,885	25.80%	3.517.086	15.42%	4.424.143	19.77%
Real estate - Construction	3.085.498	15.51%	5.781.977	25.35%	4.527.432	20.23%
Installment loans to individuals	11,660,666	58.62%	13.489.513	59.13%	13.255.646	59.24%
Financial Leasing	13.292	0.07%	24.325	0.11%	167.741	0.75%
Total	19.891.340	100.00%	22.812.900	100.00%	22.374.962	100.00%

f) Lease at present value

As at December 31, 2020, 2019 and 2018 there were no leasing agreements or commitments that are considered individually relevant.

Consolidated Financial Statements | December 31, 2020 | F-57

* Values expressed in thousands, except when indicated.

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2020	2019	2018

Overdue	2,740	3,233	4,817
Due to:
Up to 1 year	952,172	978,748	975,183
From 1 to 5 years	1,394,525	1,442,244	1,160,986
Over 5 years	20,128	4,014	1,071
Total	2,369,565	2,428,239	2,142,057

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2020, the amount recorded on “Loans and advances to clients” related to loan portfolio assigned is R$55,284 (2019 - R$76,028 and 2018 – R$122,271) and R$55,105 (2019 - R$75,500 and 2018 - R$126,906) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer” (Note 21).

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

At December 31, 2020, 2019 and 2018, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousand of reais	2020	2019	2018

Balance at beginning of year	1,580,496	1,598,367	1,507,548
Loan repayments - repossession of assets	445,173	735,864	785,139
Capital Increase in Companies held for sale (1)	-	55,245	-
Additions / disposals (net) due to change in the scope of consolidation (2)	-	-	(130,713)
Sales	(663,067)	(808,980)	(563,607)
Final balance, gross	1,362,602	1,580,496	1,598,367
Impairment losses (3)	(269,693)	(255,161)	(218,136)
Impairment as a percentage of foreclosed assets	19.79%	16.14%	13.65%
Balance at end of year	1,092,909	1,325,335	1,380,231

(1)	On September 20, 2019, Santander Holding Imobiliária completed the acquisition of the company Summer Empreendimentos Ltda, (“Summer”), whose main asset is a branch located on Avenida Faria Lima in the city of São Paulo, for the amount of R$45,245. At the conclusion of the transaction, a structured plan for the sale of this company to a third party was formalized in the short term, In December 2019, Santander Holding Imobiliária carried out a capital increase in Summer in the amount of R$ 10,000.

(2)	On June 30, 2018, Banco Santander management reevaluated its strategy on investing in Real TJK Empreendimento Imobiliário SA (currently called Rojo Entretenimento SA), a company that owns Teatro Santander, and decided to transfer the non-assets item -currents held for sale for investments in associates and controlled companies (Note 11).

(3)	In 2020, it includes the amount of R$24,751 (2019 – R$251,945 e 2018 – R$159,120) of provisions for devaluations on properties and R$122 (2019 – R$3,216) of provisions for devaluations on vehicles, constituted based on appraisal reports prepared by a specialized external consultancy, recorded as a provision for losses due to non-recovery (Impairment).

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

Consolidated Financial Statements | December 31, 2020 | F-58

* Values expressed in thousands, except when indicated.

a) Breakdown

			Participation %
Jointly Controlled by Banco Santander	Activity	Country	2020	2019	2018
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	0.00%	50.00%	50.00%
Cibrasec - Companhia Brasileira de Securitização(1)(2)(6)	Securitization	Brazil	0.00%	0.00%	9.72%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	20.00%	20.00%	20.00%
Campo Grande Empreendimentos (5)	Other Activities	Brazil	25.32%	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%	50.00%

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)

Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%	19.81%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%	0.00%
PSA Corretora de Seguros e Serviços Ltda, (4)	Insurance Broker	Brazil	50.00%	50.00%	50.00%

Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	0.00%	21.75%	21.75%

	Investments
	2020	2019	2018
Jointly Controlled by Banco Santander	590,219	595,230	613,366
Banco RCI Brasil S.A.	544,236	509,890	458,292
Norchem Participações e Consultoria S.A.	-	21,078	26,105
Cibrasec - Companhia Brasileira de Securitização	-	-	7,298
Estruturadora Brasileira de Projetos S.A. - EBP	1,273	3,889	3,690
Gestora de Inteligência de Crédito	28,680	47,744	59,098
Campo Grande Empreendimentos	255	255	255
Banco Hyundai Capital Brasil S.A. (anteriormente denomina da BHJV Assessoria e Consultoria Empresarial Ltda,)	-	-	51,073
Santander Auto S.A.	15,775	12,374	7,555

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	504,766	454,280	419,016
Webmotors S.A.	316,597	296,216	273,721
Tecnologia Bancária S.A. - TECBAN	186,357	156,589	144,090
Hyundai Corretora de Seguros	1,044	934	-
PSA Corretora de Seguros e Serviços Ltda,	768	541	1,205

Significant Influence of Banco Santander	-	21,252	20,933
Norchem Holding e Negócios S.A.	-	21,252	20,933
Total	1,094,985	1,070,762	1,053,315

Consolidated Financial Statements | December 31, 2020 | F-59

* Values expressed in thousands, except when indicated.

	Results of Investments
	2020	2019	2018
Jointly Controlled by Banco Santander	50,915	92,976	41,212
Banco RCI Brasil S.A.	72,057	105,250	46,244
Norchem Participações e Consultoria S.A.	333	975	1,120
Cibrasec - Companhia Brasileira de Securitização	-	75	193
Estruturadora Brasileira de Projetos S.A. - EBP	9	199	(1,017)
Gestora de Inteligência de Crédito	(19,064)	(11,354)	(6,466)
Banco Hyundai Capital Brasil S.A. (anteriormente denomina da
BHJV Assessoria e Consultoria Empresarial Ltda,)	-	-	1,083
Santander Auto S.A.	(2,421)	(2,169)	55

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	61,380	55,936	24,161
Webmotors S.A.	38,823	42,848	30,626
Tecnologia Bancária S.A. - TECBAN	22,219	12,498	(6,929)
Hyundai Corretora de Seguros	110	(66)	-
PSA Corretora de Seguros e Serviços Ltda,	226	656	464

Significant Influence of Banco Santander	(33)	576	585
Norchem Holding e Negócios S.A.	(33)	576	585
Total	112,261	149,488	65,958

			2020
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	12,900,571	11,255,396	51,847
Banco RCI Brasil S.A.	11,620,304	10,255,995	99,951
Norchem Participações e Consultoria S.A.	70,475	27,781	534
Estruturadora Brasileira de Projetos S.A. - EBP	11,562	39	148
Gestora de Inteligência de Crédito	1,126,424	933,115	(45,410)
Santander Auto S.A.	71,807	38,466	(3,376)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,952,308	1,692,770	68,469
Webmotors S.A.	512,687	78,856	21,529
Tecnologia Bancária S.A. - TECBAN	2,435,377	1,612,822	46,735
Hyundai Corretora de Seguros Ltda,	2,076	251	(43)
PSA Corretora de Seguros e Serviços Ltda,	2,168	841	247

Significant Influence of Banco Santander	126,877	29,391	(225)
Norchem Holding e Negócios S.A.	126,877	29,391	(225)
Total	15,979,756	12,977,558	120,091

			2019
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	14,121,618	12,502,780	206,482
Banco RCI Brasil S.A.	13,452,716	12,174,504	263,851
Norchem Participações e Consultoria S.A.	69,865	27,709	1,949
Estruturadora Brasileira de Projetos S.A. - EBP	35,314	311	1,790
Gestora de Inteligência de Crédito	527,362	288,643	(56,769)
Santander Auto S.A.	36,361	11,613	(4,339)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,873,140	1,628,364	125,439
Webmotors S.A.	484,454	60,734	61,212
Tecnologia Bancária S.A. - TECBAN	2,382,907	1,564,801	63,046
Hyundai Corretora de Seguros Ltda,	1,909	41	(132)
PSA Corretora de Seguros e Serviços Ltda,	3,870	2,788	1,313

Significant Influence of Banco Santander	126,937	29,226	2,650
Norchem Holding e Negócios S.A.	126,937	29,226	2,650
Total	17,121,695	14,160,370	334,571

Consolidated Financial Statements | December 31, 2020 | F-60

* Values expressed in thousands, except when indicated.

			2018
	Total assets	Total liabilities	Total Income (11)
Jointly Controlled by Banco Santander	10,500,055	8,755,688	80,954
Banco RCI Brasil S.A.	9,849,508	8,679,715	115,928
Norchem Participações e Consultoria S.A.	79,633	27,423	2,240
Cibrasec - Companhia Brasileira de Securitização	80,300	3,893	1,989
Estruturadora Brasileira de Projetos S.A. - EBP	33,389	176	(9,151)
Gestora de Inteligência de Crédito	338,382	42,894	(32,328)
Banco Hyundai Capital Brasil S.A.	103,703	1,557	2,166
Santander Auto S.A.	15,140	30	110

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,463,262	1,573,082	9,703
Webmotors S.A.	221,313	60,905	43,751
Tecnologia Bancária S.A. - TECBAN	2,238,156	1,510,794	(34,976)
PSA Corretora de Seguros e Serviços Ltda,	3,793	1,383	928

Significant Influence of Banco Santander	123,959	27,714	2,690
Norchem Holding e Negócios S.A.	123,959	27,714	2,690
Total	13,087,276	10,356,484	93,347

(1) Companies with a one-month delay for the equity accounting. For accounting of equity in earnings, used on 12/31/2020 the position of 11/30/2020.

(2) Although the participation is less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders agreement where no business decision can be taken by a single shareholder.

(3) Although the participation is greater than 50%, in accordance with the shareholders agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).

(4) In accordance with the shareholders agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Participation arising from credit recovery of Banco Comercial e de Investimentos Sudameris S.A., merged in 2009 by Banco ABN AMRO Real S.A., which in the same year was merged by Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting procedures for the extinction of the company, which depends on the sale of a property. Once sold, the company will be liquidated and each partner will receive their share of the equity.

(6) On July 24, 2019, Banco Santander sold its entire stake in CIBRASEC - Companhia Brasileira de Securitização (“CIBRASEC”), corresponding to 4,000 common shares and 50 preferred shares, to ISEC Securitizadora SA for the amount of R$9,845,611,54. Due to the closing of the transaction, Banco Santander is no longer a shareholder of CIBRASEC.

(*) The Bank has no guarantees granted to companies with joint control and significant influence.

(**) The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

Consolidated Financial Statements | December 31, 2020 | F-61

* Values expressed in thousands, except when indicated.

b) Changes

The changes in the balance of this item in the years ended December 31, 2020, 2019 and 2018 were:

	2020	2019	2018
Jointly Controlled by Banco Santander
Balance at beginning of year	1,049,510	1,032,382	845,704
Additions / disposals (net) due to change in the scope of consolidation	(41,851)	(51,073)	-
Additions /disposals	13,571	746	119,557
Capital reduction	-	-	36,051
Share of results of entities accounted for using the equity method	112,294	148,912	65,373
Dividends proposed/received	(59,784)	(69,904)	(35,351)
Others	21,246	(11,553)	1,048
Balance at end of year	1,094,985	1,049,510	1,032,382

Significant Influence of Banco Santander
Balance at beginning of year	21,252	20,933	20,860
Share of results of entities accounted for using the equity method	(33)	576	585
Dividends proposed/received	(239)	(257)	(512)
Disposals	(20,980)	-	-
Balance at end of year	-	21,252	20,933

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2020, 2019 and 2018.

d) Other information

Details of the principal jointly controlled entities:

Banco RCI Brasil S.A.: A company incorporated in the form of a joint stock company with headquarters in Paraná, aims to the main practice of investment, leasing, credit, financing and investment operations, with a view to sustain the growth of the automotive brands Renault and Nissan in the Brazilian market, with operations focused on, mainly to financing and leasing to the final consumer. It is a financial institution that is part of the RCI Group Banque and Santander Conglomerate, their operations being conducted in the context of a set of institutions that operate in the financial market. According to the Shareholders Agreement, the main decisions that impact this company is taken jointly between Banco Santander and other controlling shareholders.

Webmotors S.A.: A company incorporated in the form of a privately held company with headquarters in São Paulo and has as its object development, implementation and / or availability of electronic catalogs, space, product, services or means for the sale of products and / or services related to the automobile industry, on the Internet through the "website" (owned by Webmotors) or other means related to electronic commerce activities and other uses or applications of the Internet, as well as participation in the capital of other companies and the management of related businesses and ventures. It is a member of the Santander Economic-Financial Conglomerate (Conglomerado Santander) and Carsales.com Investments PTY LTD (Carsales), with its operations conducted in the context of a set of institutions that act in an integrated manner. According to the Shareholders Agreement, the main decisions that impact this company are taken jointly between Banco Santander and other controllers.

		2020		2019		2018
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	11,270,565	276,168	12,052,008	241,919	9,849,508	221,313
Current liabilities	9,825,654	220,707	10,781,921	61,290	8,679,715	60,905
Cash and cash equivalents	201,142	1,411	489,400	1,667	37,115	1,034
Depreciation and amortization	(1,577)	(14,949)	(1,666)	(9,234)	(977)	(7,423)
Revenue	732,253	277,270	661,215	165,049	1,316,687	167,881
Interest income	1,354,283	2,283	1,401,154	5,079	1,290,703	4,134
Interest expense	(483,506)	—	(547,546)	—	(575,944)	—
Tax Income / (expense)	(169,957)	(26,314)	(83,455)	(26,863)	(147,266)	(16,013)
Current financial liabilities (excluding trade and other payables and provisions)	—	—	4,178,761	53,807	3,130,908	49,709
Non-current financial liabilities (excluding trade and other payables and provisions)	470,081	—	470,081	1,006	4,813,909	5,458

12.	Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for the its own use.

Consolidated Financial Statements | December 31, 2020 | F-62

* Values expressed in thousands, except when indicated.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance at December 31, 2017	2,649,312	4,288,216	7,830,143	-	3,759	14,771,430
Additions	2,534	449,489	941,895	-	381	1,394,299
Additions resulting mergers	-	1,368	463		-	1,831
Write-off	(18,230)	(162,497)	(199,877)	-	-	(380,604)
Change in scope of consolidation	99,759	19,517	17,749		1,302	138,327
Transfers	45,663	32,232	640,758	-	(3,759)	714,894
Balance at December 31, 2018	2,779,038	4,628,325	9,231,131	-	1,683	16,640,177

Initial adoption IFRS 16	-	-	-	2,465,750	-	2,465,750
Additions	85,333	826,685	1,012,395	-	370	1,924,783
Additions resulting mergers	-	-	-	689,982	-	689,982
Cancellation of lease agreements	-	-	-	(72,951)	-	(72,951)
Write-off	(17,041)	(122,926)	(122,279)			(262,246)
Change in scope of consolidation	-	-	-	-	-	-
Transfers	(7,160)	13,236	51,445	-	-	57,521
Balance at December 31, 2019	2,840,170	5,345,320	10,172,692	3,082,781	2,053	21,443,016

Initial adoption IFRS 16	-	-	-	-	-	-
Additions	8,831	559,388	667,704	-	-	1,235,923
Additions by Company Acquisition	-	-	-	738,603	-	738,603
Cancellation of lease agreements	-	-	-	(246,308)		(246,308)
Write-off	(23,771)	(2,241,220)	(416,600)	-	-	(2,681,591)
Change in scope of consolidation	-	-	-	-	-	-
Transfers	(8,485)	120,158	39,861	-	(806)	150,728
Balance at December 31, 2020	2,816,745	3,783,646	10,463,657	3,575,076	1,247	20,640,371

Accumulated depreciation	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance at December 31, 2017	(629,250)	(3,291,697)	(4,332,047)	-	-	(8,252,994)
Additions	(82,714)	(484,629)	(649,361)	-	-	(1,216,704)
Additions resulting mergers	-	(978)	(196)	-	-	(1,174)
Write-off	8,816	140,332	109,447	-	-	258,595
Transfers	(52,094)	(76,292)	(631,965)	-	-	(760,351)
Balance at December 31, 2018	(760,844)	(3,714,712)	(5,511,258)	-	-	(9,986,814)

Additions	(93,455)	(482,256)	(730,993)	(564,132)	-	(1,870,836)
Additions by Company Acquisition	10,517	148,486	65,016	8,316	-	232,335
Write-off	15,091	10,272	(9,183)	-	-	16,180
Change in scope of consolidation	-	-	-	-	-	-
Transfers	-	-	-	-	-	-
Balance at December 31, 2019	(828,691)	(4,038,210)	(6,186,418)	(555,816)	-	(11,609,135)

Additions	(86,954)	(537,908)	(846,881)	(568,062)	-	(2,039,805)
Write-off	11,020	2,263,857	359,618	-	-	2,634,495
Transfers	1,765	66,717	(88,612)	-	-	(20,130)
Additions by Company Acquisition	-	-	-	-	-	-
Change in scope of consolidation	-	-	-	-	-	-
Balance at December 31, 2020	(902,860)	(2,245,544)	(6,762,293)	(1,123,878)	-	(11,034,575)

Losses from non-recovery (impairment)
Balance at December 31, 2017	(3,247)	-	(5,306)	-	-	(8,553)
Impacts on results	(10,607)	-	(49,556)	-	-	(60,163)
Transfers	(5)	-	4,333	-	-	4,328
Balance at December 31, 2018	(13,859)	-	(50,529)	-	-	(64,388)

Impacts on results	(587)	-	13,050	-	-	12,463
Transfers	-	-	-	-	-	-
Balance at December 31, 2019	(14,446)	-	(37,479)	-	-	(51,925)

Impacts on results	(11,162)	-	7,789	-	(13,387)	(16,760)
Transfers	-	-	-	-	-	-
Balance at December 31, 2020	(25,608)	-	(29,690)	-	(13,387)	(68,685)

Carrying amount
Balance at December 31, 2018	2,004,335	913,613	3,669,344	-	1,683	6,588,975
Balance at December 31, 2019	1,997,033	1,307,110	3,948,795	2,526,965	2,053	9,781,956
Balance at December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111

Consolidated Financial Statements | December 31, 2020 | F-63

* Values expressed in thousands, except when indicated.

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2020 the Bank has no contractual commitments for the acquisition of tangible assets (2019 - R$0 and 2018 R$3,2 million).

13.	Intangible assets - Goodwill

Goodwill is the difference between the acquisition cost and the Bank's participation in the net fair value of assets, liabilities and contingent liabilities of the acquired company. When the difference is negative (negative goodwill), it is recognized immediately through income statement. In accordance with IAS 36 the goodwill is tested annually for impairment or whenever there is an evidence of reduction on the recoverable value of the cash generating unit to which the goodwill was allocated. Goodwill is recognized at cost considering the accumulated impairment losses. Impairment losses related to goodwill are not reversible. Gains and losses related to the sale of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 2.o.i) and has been allocated according to the operating segments (note 44).

Based on the assumptions described bellow, no impairment loss was recognized for goodwill at December 31, 2020, 2019 and 2018.

Thousand of reais	2020	2019	2018

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,215,749	27,217,565	27,217,565
Olé Consignado (Current Company name of Banco Bonsucesso Consignado)	62,800	62,800	62,800
Super Pagamentos e Administração de Meios Eletrônicos Ltda, (Super)	-	13,050	13,050
Banco PSA Finance Brasil S.A.	1,557	1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	1,039,304	1,039,304	1,039,304
Return Capital Serviços de Recuperação de Créditos S.A. (Current Company name of Ipanema Empreendimentos e Participações S.A.)	24,346	24,346	27,630
Santander Brasil Tecnologia S.A.	16,381	16,382	16,382
Total	28,360,137	28,375,004	28,378,288

	Commercial Banking
	2020	2019	2018
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual (1)	4.3%	4.8%	5.1%
Discount rate (2)	12.4%	12.5%	13.6%

(1) The projections of cash flow are prepared using management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.

(2) The discount rate is calculated based on the capital asset pricing model (CAPM), The discount rate before tax is 19.56% (2019 – 17.88% and 2018 – 19.33%).

Consolidated Financial Statements | December 31, 2020 | F-64

* Values expressed in thousands, except when indicated.

Thousand of reais	2020	2019	2018

Balance at beginning of the year	28,375,004	28,378,288	28,364,256
Additions (loss):
Super (Note 3)	(13,050)	-	-
Banco ABN Amro Real S.A. (Banco Real)	(1,817)	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	-	(3,284)	(490)
Produban Serviços de Informática S.A.	-	-	16,382
Others	-	-	(1,860)
Balance at end of the year	28,360,137	28,375,004	28,378,288

A quantitative impairment test of goodwill is carried out on an annual basis at the second half of the year. At the end of each year, a qualitative assessment is carried out in order to check the existence of signs of impairment. For the years 2020, 2019 and 2018, no indication of impairment was identified. During the year ended December 31, 2020, and the prior years there was no evidence of impairment.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

14.	Intangible assets - Other intangible assets

The details, by asset category, of the other intangible assets in the consolidated balance sheets are as follows:

Cost	IT developments	Other assets	Total
Balance at December 31, 2017	6,570,681	410,974	6,981,655
Additions	804,782	137	804,919
Write-off	11,567	-	11,567
Transfers	87	-	87
Balance at December 31, 2018	6,910,273	411,071	7,321,344

Additions	1,290,686	15,757	1,306,443
Write-off	(2,544,403)	(130,622)	(2,675,025)
Transfers	(26,758)	(2,481)	(29,239)
Balance at December 31, 2019	5,629,798	293,725	5,923,523

Additions	990,184	6,969	997,153
Write-off	(240,626)	(7,803)	(248,429)
Transfers	(25,515)	3,036	(22,479)
Balance at December 31, 2020	6,353,841	295,927	6,649,768

Accumulated amortization
Balance at December 31, 2017	(3,552,435)	(292,762)	(3,845,197)
Additions	(504,009)	(19,246)	(523,255)
Write-off	(1,000,893)	58	(1,000,835)
Transfers	(15)	-	(15)
Balance at December 31, 2018	(5,032,693)	(311,950)	(5,344,643)

Additions	(501,682)	(19,339)	(521,021)
Write-off	2,326,982	79,945	2,406,927
Transfers	(241,395)	(288)	(241,683)
Balance at December 31, 2019	(3,448,788)	(251,632)	(3,700,420)

Additions	(534,000)	(5,322)	(539,322)
Balance at December 31, 2020	(3,982,788)	(256,954)	(4,239,742)

Consolidated Financial Statements | December 31, 2020 | F-65

* Values expressed in thousands, except when indicated.

Losses from non-recovery (Impairment) - IT	IT developments	Other assets	Total
Balance at December 31, 2017	(1,283,380)	(15,291)	(1,298,671)
Impact on net profit (1)	(300,865)	-	(300,865)
Write-off	1,263,535	-	1,263,535
Balance at December 31, 2018	(320,710)	(15,291)	(336,001)

Impact on net profit (1)	110,466	-	110,466
Transfers	207,925	15,291	223,216
Balance at December 31, 2019	(2,319)	-	(2,319)

Impact on net profit (1)	(66,269)	-	(66,269)
Write-off	(1,346)	-	(1,346)
Balance at December 31, 2020	(69,934)	-	(69,934)

Carrying amount
Balance at December 31, 2018	1,556,870	83,830	1,640,700
Balance at December 31, 2019	2,178,691	42,093	2,220,784
Balance at December 31, 2020	2,301,119	105,242	2,406,361

(1)	Refers to the impairment of assets in the acquisition and development of software. The loss in the acquisition and development of software was recorded due to the obsolescence and discontinuity of the referred systems.

The amortization expenses has been included in the heading “Depreciation and amortization” in the income statement.

15.	Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2020	2019	2018

Customer relationships	1,873,048	1,926,536	1,674,187
Prepayments and accrued income	1,007,792	1,059,223	685,755
Contractual guarantees of former controlling stockholders (Note 22.a)	496	103,272	605,638
Actuarial asset (Note 22)	361,149	346,422	273,281
Other receivable (1)	3,979,926	1,625,884	1,561,606
Total	7,222,411	5,061,337	4,800,467

(1) Corresponds mainly to amounts receivable from third parties and contractual pre payments related to payroll services.

Consolidated Financial Statements | December 31, 2020 | F-66

* Values expressed in thousands, except when indicated.

16.	Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2020	2019	2018

Classification:
Financial liabilities at amortized cost	131,656,962	99,271,415	99,022,806
Total	131,656,962	99,271,415	99,022,806

Type:
Deposits on demand (1)	296,340	685,026	709,605
Time deposits (2)	76,489,490	56,602,470	47,227,456
Repurchase agreements	54,871,132	41,983,919	51,085,745
Of which:
Backed operations with Private Securities (3)	13,843,463	9,506,255	6,977,766
Backed operations with Government Securities	41,027,669	32,477,663	44,107,979
Total	131,656,962	99,271,415	99,022,806

(1) Non-interest bearing accounts.

(2) Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.

(3) Refers primarily to repurchase agreements backed by own-issued debentures.

Thousand of reais	2020	2019	2018

Currency:
Reais	77,743,482	58,282,793	74,159,613
Euro	13,156	39,522	105,119
US dollar	53,900,324	40,949,100	24,758,074
Total	131,656,962	99,271,415	99,022,806

Consolidated Financial Statements | December 31, 2020 | F-67

* Values expressed in thousands, except when indicated.

17.	Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2020	2019	2018

Classification:
Financial liabilities at amortized cost	445,813,972	336,514,597	304,197,800
Total	445,813,972	336,514,597	304,197,800

Type:
Demand deposits
Current accounts (1)	35,550,105	28,231,479	18,853,519
Savings accounts	62,210,443	49,039,857	46,068,346
Time deposits	269,929,085	200,739,544	190,982,541
Repurchase agreements	78,124,340	58,503,717	48,293,394
Of which:
Backed operations with Private Securities (2)	14,944,250	9,506,255	6,977,766
Backed operations with Government Securities	63,180,090	48,997,462	41,315,628
Total	445,813,972	336,514,597	304,197,800

(1) Non-interest bearing accounts.

(2) Refers primarily to repurchase agreements backed by own-issued debentures.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

Consolidated Financial Statements | December 31, 2020 | F-68

* Values expressed in thousands, except when indicated.

18.	Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2020	2019	2018

Classification:
Financial liabilities at amortized cost	56,875,514	73,702,474	74,626,232
Total	56,875,514	73,702,474	74,626,232

Type:
Real estate credit notes - LCI (1)	18,846,138	21,266,079	27,159,982
Eurobonds	9,399,277	8,715,382	4,516,647
Treasury Bills (2)	12,749,911	27,587,340	30,721,206
Agribusiness credit notes - LCA	14,746,831	14,776,877	11,925,018
Guaranteed Real Estate Credit Notes (3)	1,133,356	1,356,796	303,379
Total	56,875,514	73,702,474	74,626,232

(1) Real Estate Credit Notes are fixed income securities pegged by mortgages and mortgage-backed securities or liens on property. On December 31, 2020, have maturities between 2021 and 2027 (2019 – maturities between 2020 and 2026 and 2018 – maturities between 2019 and 2026).

(2) The main features of the Treasury Bills are the minimum period of two years, minimum notional of R$50 and permission for early redemption of only 5% of the issued amount, On December 31, 2020, have a maturity between 2021 to 2025 (2019 – maturities between 2020 and 2025 and 2018 – maturities between 2019 and 2025).

(3) Guaranteed Real Estate Letters are real estate investment securities guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer, As of December 31, 2020, maturity until 2021 and 2023 (12/31/2019 - have a maturity between 2021 e 2022).

Indexers:	Domestic	Abroad

Treasury Bills	100% to 112% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre fixed: 3.41% to 16.97%	-
	104.75% of SELIC	-
Real estate credit notes - LCI	80% to 102.5% of CDI	-
	Pre fixed: 2.4% of 10.33%	-
	1.5 to 1.7% of IPCA	-
	1.65% of TR	-
Agribusiness credit notes - LCA	85% to 102,5% of CDI	-
Guaranteed Real Estate Credit Notes - LIG	94% to 98% of CDI
Eurobonds	-	0.0% to 10%
	-	CDI+6.4%

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais
Currency:	2020	2019	2018

Real	47,490,706	64,987,092	70,109,585
US dollar	9,384,808	8,715,382	4,516,647
Total	56,875,514	73,702,474	74,626,232

	Average interest (%)
Currency:	2020	2019	2018

Real	2.5%	5.0%	5.5%
US dollar	5.2%	4.1%	5.9%
Total	3.9%	4.5%	5.6%

Consolidated Financial Statements | December 31, 2020 | F-69

* Values expressed in thousands, except when indicated.

The variations in the balance “Obligations for bonds and securities” were as follows:

Thousand of reais	2020	2019	2018

Balance at beginning of year	73,702,474	74,626,232	70,247,012
Issuances	60,047,656	53,017,039	73,765,081
Payments	(82,900,914)	(61,914,716)	(78,903,009)
Taxes (note 32)	2,785,942	5,138,306	4,606,949
Exchange variation and others (1)	3,240,356	2,835,613	4,910,199
Balance at the end of the year	56,875,514	73,702,474	74,626,232

(1) In 2020, the Foreign Exchange Variation linked to “Bonds and Securities” is related to Eurobonds.

On December 31, 2020, 2019 and 2018, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. The note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost in each year.

The breakdown of "Bonds and other securities" is as follows:

	Issuance	Maturity	Currency	Interest rate (p,y)	2020	2019	2018

Eurobonds	2017	2019	USD	LIBOR 3M + 1.00%	-	-	194,243
Eurobonds	2017	2021	BRL	4.4%	14,469	63,181	855,035
Eurobonds	2017	2024	USD	2.4% to 10.0%	853,929	664,996	19,386
Eurobonds	2018	2019	USD	Zero Coupon to 9%	-	-	197,055
Eurobonds	2018	2019	USD	LIBOR 3M + 0.95%	-	-	34,776
Eurobonds	2018	2020	USD	Up to 3.5%	-	37,476	1,211,361
Eurobonds	2018	2019	USD	LIBOR 1M + 1.5%	-	-	1,287,821
Eurobonds	2017	2020	BRL	4.4%	-	929,042	639,275
Eurobonds	2018	2020	USD	Above 3.5%	-	35,438	-
Eurobonds	2018	2024	USD	6.6% to 6.7%	1,625,192	1,260,099	-
Eurobonds	2018	2025	USD	Up to 9%	1,720,187	1,427,601	-
Eurobonds	2019	2020	USD	0% to 4.4%	-	3,556,724	-
Eurobonds	2019	2027	USD	CDI + 6.4%	1,279,506	727,118	-
Eurobonds	2020	2021	USD	CDI + 1.9%	170,257	-	-
Eurobonds	2020	2021	USD	0% to 4%	3,252,482	-	-
Eurobonds	2020	2022	USD	0% to 4%	16,923	-	-
Eurobonds	2020	2022	USD	CDI + 1.9%	121,926	-	-
Eurobonds	2020	2023	USD	0% to 8%	22,888	-	-
Eurobonds	2020	2023	USD	CDI + 1.9%	223,435	-	-
Eurobonds	2020	2024	USD	CDI + 1.9%	98,082	-	-
Other						13,707	77,695
Total					9,399,277	8,715,382	4,516,647

19.	Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan are as follows:

					2020	2019	2018
	Issuance	Maturity	Issuance Value	Interest Rate (a.a,) (1)
Tier I (2)	nov-18	no maturity (perpetual)	US$1,250	7.250%	6,554,451	5,092,153	4,893,668
Tier II (2)	nov-18	nov/18	US$1,250	6.125%	6,565,209	5,083,808	4,886,276
Total					13,119,660	10,175,961	9,779,944
(1)	The debt instruments issued in November 2018 were released through the Cayman Agency and, consequently, there is no incidence of withholding tax.
(2)	Interest paid semiannually, as of May 8, 2019.

Consolidated Financial Statements | December 31, 2020 | F-70

* Values expressed in thousands, except when indicated.

	2020	2019	2018
Balance at beginning of the year	10,175,961	9,779,944	8,436,901
Issuance - Tier I	-	-	4,673,875
Issuance - Tier II	-	-	4,673,875
Interest payment Tier I (1)	506,771	272,947	331,677
Interest payment Tier II (1)	402,622	230,594	272,539
Exchange differences / Others	2,948,951	221,368	1,960,467
Payments of interest - Tier I	(495,789)	(178,278)	(381,008)
Payments of interest - Tier II	(418,856)	(150,614)	(302,775)
Repurchase	-	-	(9,885,607)
Balance at end of the year	13,119,660	10,175,961	9,779,944

(1) The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges" (Note 32).

On November 5, 2018, the Board of Directors approved the issuance of the equity instruments, which was held on November 8, 2018. Such issuance was in the form of Notes issued in US dollars, US$2.5 billion, for payment in Tier I and Tier II of Reference Equity. The offer of these notes was made outside Brazil and the United States of America, for non-US Persons, based on Regulation S under the Securities Act, and was fully paid in by Santander España, controlling shareholder of Banco Santander Brasil. On the same date, the Board of Directors approved the redemption of the Tier I and Tier II notes issued on January 29, 2014, in the total amount of U$2.5 billion (Note 26,e).

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

20.	Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2020	2019	2018

Credit card obligations	48,912,963	38,531,519	39,761,739
Unsettled financial transactions (2)	7,210,396	7,239,785	3,356,871
Dividends and Interest on Capital payable	1,223,310	7,826,247	4,508,569
Tax collection accounts - Tax payables	864,292	883,768	1,205,746
Liability associated with the transfer of assets (Note 9.g)	55,105	75,500	126,906
Other financial liabilities (1)	8,595,084	6,328,551	2,769,005
Total	66,861,150	60,885,370	51,728,836

(1) On December 31, 2020, it includes the financial liability in the total amount of R$0 million (2019 - R$1,600 million and 2018 - R$519 million), related to the commitment of the put option of the shares held by Banco Bonsucesso (Note 3,a ) and R$0 (2019 - R$0 million and 2018 - R$1,427 million), related to the put option for the shares issued by Getnet SA, which was authorized by BACEN on February 18, 2019 and settled on February 25, 2019.

(2) Includes operations to settle with B3 S.A. (Current Company Name of BM&FBovespa) and payment orders in foreign currency.

21.	Provisions for pensions and similar obligations

On December 31, 2020 the balance of provisions for pension funds and similar obligations totaled R$3,929,265 (2019 - R$4,960,620 and 2018 - R$3,357,654).

Consolidated Financial Statements | December 31, 2020 | F-71

* Values expressed in thousands, except when indicated.

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

- Plan III: defined benefit plan fully sponsored by Banco Santander, it covers employees hired until May 22, 1975, closed and paid off.

- Supplemental Pension Plan Pré 75: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, which its effective date is January 1, 2000. This plan is closed to new entrants since April 28, 2000.

- Plan I: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. This plan receives contributions from the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants since September 1, 2005.

- Plan II: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in defined benefit. This plan is closed to new entrants since July 23, 2010.

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

Consolidated Financial Statements | December 31, 2020 | F-72

* Values expressed in thousands, except when indicated.

•	Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2020 was R$69,142 (2019 – R$110,325 e 2018 – R$89,959).

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: As from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan, the instituting / stipulating companies and the participants in the plans. The appropriated values by the sponsors in the year of 2020 were R$14,054 (2019 – R$8,917).

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

• Health Directors:

Directors, Executive Directors, Vice-President Directors and Chief Executive Officer, may, by choice, choose to remain medical assistance, in case of termination of the link with Banco Santander or companies in its conglomerate without cause; as long as they comply the following requirements: have contributed for at least 3 (three) years to the health plan; having served as a director at Banco Santander or companies its conglomerate for at least 3 (three) years; be 55 years of age. The plan will be maintained in the same way as the DIRECTOR enjoyed at the time of his dismissal, including the payment of his share, which must be paid by bank slip. The dependents active at the time of termination will be kept on the same plan as the director, and the inclusion of new dependents in no chance.

Consolidated Financial Statements | December 31, 2020 | F-73

* Values expressed in thousands, except when indicated.

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

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 6.8% (2019 – 7.1% and 2018 – 9.1%).

- Cabesp, Law 9,656 and others obligations – 7.1% (2019 – 7.2% e 2018 – 9.3%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 3.3% (2019 – 3.5% e 2018 – 4.0%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans – 3.8% (2019 – 4.0% e 2018 – 5.0%).

Consolidated Financial Statements | December 31, 2020 | F-74

* Values expressed in thousands, except when indicated.

The funding status of the defined benefit obligations in 2020 and in the last 2 years are as follows:

	2020	2019	2018

Present value of the obligations - Post-employment plans:
To current employees	478,837	687,786	716,492
Vested obligations to retired employees	28,202,580	27,369,696	23,296,715
	28,681,417	28,057,482	24,013,207

Less:
Fair value of plan assets	28,634,891	25,822,890	22,708,990
Unrecognized assets (1)	(2,762,220)	(1,346,547)	(1,079,808)
Provisions – Post-employment plans, net	2,808,746	3,581,139	2,384,025

Present value of the obligations - Other similar obligations:
To current employees	135,902	204,439	184,606
Vested obligations to retired employees	5,782,124	6,047,368	4,604,466
	5,918,026	6,251,807	4,789,072

Less:
Fair value of plan assets	5,398,667	5,222,517	4,157,251
Unrecognized assets (1)	(240,010)	-	(68,527)
Provisions – Other similar obligations, net	759,370	1,029,290	700,347

Total provisions for pension plans, net	3,568,115	4,610,429	3,084,373
Of which:
Actuarial provisions	3,929,265	4,960,620	3,357,654
Actuarial assets (note 15)	361,149	350,191	273,281
(1)	Refers to fully funded surplus plans Banesprev I and III, Sanprev I,II and III and Bandeprev.

On the fourth quarter of 2018, the management settled the actuarial deficit of Banesprev V and DAB in 2017 in the amount of R$295,529 and R$1,246, respectively, and the contribution in the estimated amount of R$152,329 to cover the actuarial deficit from 2018 to Banesprev Pré 75.

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

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Post-Employment Plans
	2020	2019	2018

Staff costs - Current service costs (note 39)	4,186	2,774	3,142
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	108,268	149,232	124,754
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	97,291	100,346	104,160
Other movements - Extraordinary charges	16,786	(1,101)	12,432
Total	226,532	251,251	244,488

	Other Similar Obligations
	2020	2019	2018

Staff costs - Current service costs (note 40)	5,860	8,142	5,797
Interest and similar income and expenses - Interest cost (net) (notes 32 and 33)	71,374	61,845	76,124
Interest and similar income and expenses - Interest on unrecognized assets (notes 32 and 33)	-	3,173	15,521
Other movements - Extraordinary charges (2)	(142)	22,624	(816,230)
Total	77,092	95,784	(718,788)

Consolidated Financial Statements | December 31, 2020 | F-75

* Values expressed in thousands, except when indicated.

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
	2020	2019	2018

Present value of the obligations at beginning of year	28,057,482	24,013,207	22,001,609
Current service cost (Note 40)	4,186	2,774	3,142
Interest cost	1,940,515	2,087,484	2,029,099
Benefits paid	(2,060,960)	(1,960,103)	(1,876,014)
Actuarial (gains)/losses	722,261	3,908,350	1,674,908
Others	17,933	5,770	180,463
Present value of the obligations at end of year	28,681,417	28,057,482	24,013,207
	Other Similar Obligations
	2020	2019	2018

Present value of the obligations at beginning of year	6,251,807	4,789,072	5,043,761
Current service cost (Note 40)	5,860	8,142	5,797
Interest cost	448,836	443,837	438,567
Benefits paid	(337,742)	(378,782)	(346,185)
Actuarial (gains)/losses	(450,735)	1,366,837	455,193
Other (1)	-	22,701	(808,061)
Present value of the obligations at end of year	5,918,026	6,251,807	4,789,072

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

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
	2020	2019	2018

Fair value of plan assets at beginning of year	25,822,890	22,708,990	20,689,637
Interest (Expense) Income	1,832,247	1,938,252	1,904,345
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	2,994,598	3,087,544	1,347,689
Contributions/(surrenders)	49,716	51,807	481,959
Of which:
By the Bank	44,970	44,752	472,723
By plan participants	4,746	7,055	9,236
Benefits paid	(2,060,960)	(1,960,103)	(1,876,014)
Exchange differences and other items	(3,600)	(3,600)	161,374
Fair value of plan assets at end of year	28,634,891	25,822,890	22,708,990
	Other Similar Obligations
	2020	2019	2018

Fair value of plan assets at beginning of year	5,222,517	4,157,251	3,721,147
Interest (Expense) Income	377,462	381,992	362,444
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(34,409)	915,626	304,632
Contributions/(surrenders)	132,416	107,037	72,548
Of which:
By the Bank	132,416	107,037	72,548
Benefits paid	(299,319)	(339,389)	(310,458)
Exchange differences and other items	-	-	6,938
Fair value of plan assets at end of year	5,398,667	5,222,517	4,157,251

Consolidated Financial Statements | December 31, 2020 | F-76

* Values expressed in thousands, except when indicated.

Breakdown of gains (losses) actuarial by experience, financial assumptions and demographic hypotheses:

		Post-Employment Plans
	2020	2019	2018
Experience Plan	(807,895)	(446,444)	(803,717)
Changes in Financial Assumptions	85,634	(2,615,119)	(871,176)
Changes in Financial Demographic	-	1,228	-
Gain (Loss) Actuarial - Obligation	(722,261)	(3,060,335)	(1,674,893)
Return on Investment, Return Unlike Implied Discount Rate	2,994,598	2,624,960	1,344,089
Gain (Loss) Actuarial - Asset	2,994,598	2,624,960	1,344,089
Changes in Surplus / Deficit Uncollectible	(1,318,382)	(164,428)	117,320
		Other Similar Obligations
	2020	2019	2018
Experience Plan	289,237	(209,175)	(79,810)
Changes in Financial Assumptions	182,120	(1,157,662)	(376,949)
Changes in Financial Demographic	(20,621)	-	-
Gain (Loss) Actuarial - Obligation	450,735	(1,366,837)	(456,759)
Return on Investment, Return Unlike Implied Discount Rate	(34,409)	915,626	307,048
Gain (Loss) Actuarial - Asset	(34,409)	915,626	307,048
Changes in Surplus Uncollectible	(240,010)	71,698	(52,604)

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
	2020	2019	2018

Experience in Net Assets Adjustments	2,994,598	2,624,960	1,344,089
	Other Similar Obligations
	2020	2019	2018

Experience in Net Assets Adjustments	(34,409)	915,626	307,048

The amounts of actuarial obligation of defined benefit plans not covered and defined benefit plans partially or totally covered are shown below:

2020	2019	2018

759,370	815,929	700,347
33,840,073	33,493,360	28,101,932

Consolidated Financial Statements | December 31, 2020 | F-77

* Values expressed in thousands, except when indicated.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2020	2019	2018

Equity instruments	0.00%	0.00%	4.81%
Debt instruments	97.41%	92.92%	94.59%
Properties	0.17%	0.26%	0.28%
Other	2.45%	6.82%	0.32%

The expected return on plan assets was determined based on the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$4,826,845 (2019 - R$6,301,111 e 2018 - R$3,823,004).

The following table shows the estimated benefits payable for the next ten years from December 31, 2020:

2021	2,281,173
2022	2,334,653
2023	2,385,827
2024	2,435,557
2024	2,482,183
2026 to 2030	12,981,893
Total	24,901,286

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. The change of one percentage point in the medical care cost rates would have the effects as follows:

						Sensitivity
		2020		2019		2018
	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations
Discount Rate
(+)0.5%	(28,711)	(402,547)	(31,672)	(440,072)	(29,066)	(307,980)
(-)0.5%	32,099	450,049	35,572	494,257	32,403	343,340
Boards of Mortality
Applied (+) 2 years	(47,637)	(667,904)	(51,720)	(718,632)	(45,937)	(486,742)
Applied (-) 2 years	54,226	760,289	56,687	787,636	49,355	522,958
Cost of Medical Care
(+)0.5%	34,718	486,769	38,388	533,380	35,949	380,906
(-)0.5%	(31,637)	(443,569)	(35,060)	(487,146)	(32,100)	(340,122)

Consolidated Financial Statements | December 31, 2020 | F-78

* Values expressed in thousands, except when indicated.

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post-Employment Plans

Duration (in years)
Banesprev Plans I	11,92
Banesprev Plans II	12,38
Banesprev Plans III	10,79
Banesprev Plans IV	14,80
Banesprev Plans V	9,24
Banesprev Pre-75	10,10
Sanprev I	6,93
Sanprev II	11,57
Sanprev III	10,46
Bandeprev Basic	10,08
Bandeprev Special I	6,80
Bandeprev Special II	6,53
SantanderPrevi	7,69
CACIBAN / DAB / DCA	6,46/5,88/7,06
Plans	Other Similar Obligations

Cabesp	15,03
Bandepe	14,98
Free Clinic	11,47
Lifetime officers	9,27
Health officers	25,65
Circulars (1)	13,47 E 11,92
Life Insurance	7,99

(1) The duration 12,15 refers to the plan of Former Employees of Banco ABN Amro and 11,93 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		2020		2019		2018
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	6.8%	7.1%	7.1%	7.2%	9.1%	9.3%
Rate Calculation of Interest Under Assets to the Next Year	6.8%	7.1%	7.1%	7.2%	9.1%	9.3%
Estimated Long-term Inflation Rate	3.3%	3.3%	3.5%	3.5%	4.0%	4.0%
Estimated Salary Increase Rate	3.8%	N/A	4.0%	4.0%	5.0%	5.0%
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

(1) Net cost of interest on the defined benefit obligation, interest / (income) on the fair value of the plan's assets and interest on the maximum asset recognition limit

Consolidated Financial Statements | December 31, 2020 | F-79

* Values expressed in thousands, except when indicated.

22.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2020	2019	2018

Pension fund provisions and similar requirements	3,929,265	4,960,620	3,357,654
Provisions for lawsuits and administrative proceedings, commitments and other provisions	9,885,713	11,371,205	11,338,244
Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 15)	496	103,272	605,638
Judicial and administrative proceedings	8,648,892	9,226,735	9,507,240
Of which:
Civil	3,429,155	3,201,061	3,377,338
Labor	2,886,990	3,504,296	3,819,107
Tax and Social Security	2,332,747	2,521,378	2,310,795
Provisions for contingent commitments (Note 22.b)	724,779	683,918	626,267
Others provisions	511,546	1,357,280	599,099
Total	13,814,978	16,331,825	14,695,898

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2020

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	4,960,620	11,365,589	16,331,825
Additions charged to income:
Interest expense and similar charges	276,933	-	276,933
Personnel Expenses (Note 40)	10,046	-	10,046
Constitutions / Reversals and Adjustment of provisions	13,044	1,565,402	1,578,446
Other Comprehensive Income	(1,133,245)	-	(1,133,245)
Additions to provisions for contingent commitments	-	40,861	40,861
Payments to external funds	(215,829)	-	(215,829)
Amount paid	-	(3,136,423)	(3,136,423)
Transfer to other assets - actuarial assets (Note 15)	17,695	-	17,695
Transfers, exchange differences and other changes	-	50,284	50,284
Balance at end of year	3,929,265	9,885,713	13,814,978

Consolidated Financial Statements | December 31, 2020 | F-80

* Values expressed in thousands, except when indicated.

Thousand of reais	2019

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,357,654	11,338,244	14,695,898
Additions charged to income:
Interest expense and similar charges	314,596	-	314,596
Personnel Expenses (Note 40)	10,917	-	10,917
Constitutions / Reversals and Adjustment of provisions	21,523	2,936,187	2,957,710
Other Comprehensive Income	1,416,815	-	1,416,815
Additions to provisions for contingent commitments	-	(57,651)	(57,651)
Payments to external funds	(183,899)	-	(183,899)
Amount paid	-	(2,870,703)	(2,870,703)
Transfer to other assets - actuarial assets (Note 15)	23,014	-	23,014
Transfers, exchange differences and other changes	-	19,512	19,512
Balance at end of year	4,960,620	11,365,589	16,331,825
Thousand of reais	2018

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,923,456	10,063,459	13,986,915
Additions charged to income:
Interest expense and similar charges	320,559	-	320,559
Personnel Expenses (Note 40)	8,939	-	8,939
Constitutions / Reversals and Adjustment of provisions	(801,332)	3,556,512	2,755,180
Other Comprehensive Income	483,058	-	483,058
Additions to provisions for contingent commitments	-	(48,246)	(48,246)
Payments to external funds	(594,024)	-	(594,024)
Amount paid	-	(2,247,172)	(2,247,172)
Transfer to other assets - actuarial assets (Note 15)	16,998	-	16,998
Transfers, exchange differences and other changes	-	13,691	13,691
Balance at end of year	3,357,654	11,338,244	14,695,898

(1) For further information, see note 22. Provisions for pension funds and similar obligations.

b.1) Provisions for contingent payments

According to note 2.iii.ix, IFRS 9 requires that the provision for expected credit losses be recorded for contracts of financial guarantees rendered, which have not yet been honored. Provision expense reflecting credit risk should be measured and accounted for when the honor of these guarantees occurs and the client accused does not comply with its contractual obligations. The movement of these provisions in 2020 and 2019 is as follows:

Thousand of reais	2020	2019	2018

Balance at beginning of year (in 1/01/2018 after the initial adoption of the IFRS 9)	683,918	626,267	674,513
Creation of provision for contingent commitments	40,861	57,651	(48,246)
Balance at end of year	724,779	683,918	626,267

Consolidated Financial Statements | December 31, 2020 | F-81

* Values expressed in thousands, except when indicated.

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

b.2) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

Main lawsuits and administrative proceedings related to legal obligations, tax and social security

• PIS and COFINS - R$3,993,873 (2019 - R$3,755,556 and 2018 – 3,632,467): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and COFINS to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding COFINS. Both appealed this decision, without any success, so that the suit relating to COFINS is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and COFINS of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel. Those are the main themes at the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$924,457 (2019 - R$906,355 and 2018 – R$729,919): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had a unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015, Bank and DTVM had obtained a non favorable decision at CARF. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. This lawsuit was ruled groundless and is currently awaiting judgment by the Regional Federal Court (TRF 3). Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit.

• Social Security Contribution (INSS) - R$51,409 (2019 - R$282,053 and 2018 - R$273,233): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions - R$263,183 (2019 - R$224,631 and 2018 - R$228,403): Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Note 23.c.4 – Possible Risk Loss).

b.3) Civil, Labor, Tax, and Security Social Liabilities Contingent Classified with Loss Risk as Possible:

Refer to lawsuits and administrative proceedings involving tax, labor and civil matters classified by legal counsels with loss risk as possible, which they were not recorded.

The tax lawsuits classification with loss risk as possible totaled R$27,447 million, being the main lawsuits as follow:

• INSS on Profits or Results (PLR) - Bank and the subsidiaries have several lawsuits and administrative proceedings arising from questioning tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. As of December 31, 2020, the amounts related to these proceedings totaled approximately R$4,931 million.

Consolidated Financial Statements | December 31, 2020 | F-82

* Values expressed in thousands, except when indicated.

• Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services. On December 31, 2020, the amounts related to these proceedings totaled approximately R$3,582 million.

• Unapproved Compensation - The Bank and its affiliates discuss administrative and legal proceedings with the Federal Revenue, Office to grant tax relief with credits arising from overpayments. On December 31, 2020, the amounts related to these proceedings totaled approximately R$4,641 million.

• Goodwill Amortization of Banco Real - the Federal Tax Office of Brazil issued infraction notices against the Bank to require the income tax and social payments, including late charges, for the period of 2009. The Tax Authorities considered that the goodwill related to acquisition of Banco Real, amortized for accounting purposes prior to the merger, could not be deduced by Banco Santander for tax purposes. The infraction notice was contested. On July 14, 2015, the Police Judging RFB decided favorably to Banco Santander, fully canceling the tax debt. On November 10, 2016, the appeal was filed, prompting the Bank to lodge an appeal with CARF, which is awaiting judgment. On December 31, 2019, the balance was approximately R$1,440 million.

• Credit Losses - Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services claiming the deduction for credit losses because they fail to meet the relevant requirements under applicable law. As of December 31, 2020, the amount related to this claim is approximately R$581 million.

• Use of CSLL Tax and Negative Tax Loss - Tax assessments issued by the Federal Revenue Service in 2009 for alleged undue compensation of tax loss carryforwards and negative basis of CSLL, as a consequence of tax assessments drawn up in previous periods. Judgment is pending at the administrative level. As of December 31, 2020, the amount was R$1,072 million.

• Goodwill Amortization of Banco Sudameris – the Tax Authorities have issued infraction notices to require the income tax and social contribution payments, including late charges, relating to tax deduction of amortization of goodwill from the acquisition of Banco Sudameris, related to the period of 2007 to 2012. Banco Santander timely presented its appeals, which are pending. On December 31, 2020, the amounts related to these proceedings totaled approximately R$646 million.

• IRPJ and CSLL - Capital Gain - the Federal Tax Office of Brazil issued infraction notices against Santander Seguros, successor company of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par), charging income Tax and Social Contribution to related base year 2005. The Federal Tax Office of Brazil claims that capital gain in sales of shares from Real Seguros S.A and Real Vida Previdência S.A. by AAB Dois Par should be taxed by the rate of 34% instead 15%. The assessment was contested administratively based on understanding that tax treatment adopted at the transaction was in compliance with tax laws and capital gain was taxed properly. The administrative lawsuit is awaiting trial. The Banco Santander is responsible for any adverse outcome in this lawsuit as former Zurich Santander Brasil Seguros e Previdência S.A. stockholder. As of December 31, 2019, the amount related to this lawsuit is approximately R$488 million.

The labor claims with classification of loss risk as possible totaled R$227 million, excluding the lawsuits below:

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

The liabilities related to civil lawsuits with classification of loss risk as possible totaled R$1,753 million, being the main lawsuits as follow:

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

Consolidated Financial Statements | December 31, 2020 | F-83

* Values expressed in thousands, except when indicated.

b.4) Other Lawsuits Under the Responsibility of Former Controlling Stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$0, R$0 and R$496 (2019 - R$102,482, R$213 and R$578), respectively, which the responsible people were the former controlling stockholders of the Bank and acquired companies. Based on the agreement signed, these lawsuits have guaranteed reimbursement from part of the former controllers, whose respective duties were recorded in other receivables – others.

23.	Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2020	2019	2018

Operating Profit Before Tax	9,663,975	22,273,149	15,909,771
Interest on capital (1)	-	-	(4,080,000)
Operating Profit Before Tax	9,663,975	22,273,149	11,829,771
Rates (25% income tax and 20% social contribution tax)	(4,348,789)	(8,909,260)	(5,323,397)
PIS and COFINS (net of income and social contribution taxes) (2) (6)	(1,589,260)	(1,983,839)	(1,490,190)
Non-taxable/Non-deductible:
Equity in affiliates	85,723	59,795	29,681
Goodwill(3)	(183,854)	(137,175)	(101,305)
Exchange variation - foreign branches (4)	6,831,484	715,424	2,792,995
Net Indeductible Expenses of Non-Taxable Income (6)	(57,663)	214,242	384,554
Adjustments:
Constitution of income and social contribution taxes on temporary differences	551,983	70,223	136,353
Effects of change in rate of social contribution taxes (5)		1,604,000
CSLL Aliquot Differential Effect (5)	353,777	2,796,493	(90,013)
Other adjustments	665,239	(71,602)	551,469
Income taxes	3,786,778	(5,641,699)	(3,109,853)
Of which:
Current tax (6)	(5,111,380)	(6,692,328)	(4,704,293)
Deferred taxes	8,898,158	1,050,629	1,594,440
Taxes paid in the year	(1,269,150)	(5,301,184)	(3,668,571)

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

Consolidated Financial Statements | December 31, 2020 | F-84

* Values expressed in thousands, except when indicated.

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

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the year ended on December 31, 2020, 2019 and 2018.

	2020	2019	2018
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	16,791,857	1,512,322	6,673,535
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	(30,374,869)	(2,776,601)	(12,540,855)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	311,819	(106,497)	255,481
Tax effect of derivative contracts used as hedge - IR / CS	13,271,193	1,370,776	5,611,839

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2020	2019	2018

Operating Profit Before Tax	9,663,975	22,273,149	15,909,771
Income tax	(3,786,778)	5,641,699	3,109,853
Effective tax rate	(39.18)%	25.33%	19.55%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2020	2019	2018

Tax credited to equity	3,008,035	3,517,590	2,785,330
Measurement at fair value through other comprehensive income	472,472	416,748	369,805
Measurement of cash flow hedges	1,533	186	2,081
Measurement of investment hedges	562,353	562,353	562,353
Defined benefit plan	1,971,677	2,538,303	1,851,091
Tax charged to equity	(3,087,311)	(3,952,457)	(2,168,758)
Measurement at fair value through other comprehensive income	(2,700,991)	(3,618,126)	(1,997,600)
Measurement of cash flow hedges	(386,284)	(322,080)	(163,038)
Defined benefit plan	(36)	(12,251)	(8,120)
Total	(79,276)	(434,867)	616,572

Relates to deferred taxes recognized in equity due to temporary differences accounted for in equity.

Consolidated Financial Statements | December 31, 2020 | F-85

* Values expressed in thousands, except when indicated.

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2020	2019	2018

Tax assets:	37,981,698	30,295,062	27,680,578
Of which:
Temporary differences (1)	32,113,436	29,565,702	26,416,527
Tax loss carry forwards	5,693,104	367,120	846,587
Social contribution taxes 18%	175,158	362,240	417,464
Total deferred tax assets	37,981,698	30,295,062	27,680,578

Tax liabilities:	4,546,595	5,540,873	3,031,389
Of which:
Excess depreciation of leased assets	166,903	148,839	123,257
Adjustment to fair value of trading securities and derivatives	4,379,692	5,392,034	2,908,132
Total deferred tax liabilities	4,546,595	5,540,873	3,031,389

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for lawsuits and administrative proceedings, and the effect of the fair value of financial instruments.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2019	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2020

Tax assets:	30,295,060	8,362,100	(400,583)	(418,784)	161,603	37,999,396
Temporary differences	29,565,700	3,223,197	(400,583)	(418,784)	161,603	32,131,133
Tax loss carry forwards	367,120	5,325,984	-	-	-	5,693,104
Social contribution taxes 18%	362,240	(187,081)	-	-	-	175,159
Tax liabilities:	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Temporary differences	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Total	24,754,187	8,232,869	662,577	(358,435)	161,603	33,452,801

Thousand of reais	Balances at December 31, 2018	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2019

Tax assets:	27,680,578	3,693,727	471,499	(1,550,744)	-	30,295,060
Temporary differences	26,416,527	4,240,405	471,499	(1,562,731)	-	29,565,700
Tax loss carry forwards	846,587	(491,454)	-	11,987	-	367,120
Social contribution taxes 18%	417,464	(55,224)	-	-	-	362,240
Tax liabilities:	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Temporary differences	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Total	24,649,189	2,912,279	(1,301,566)	(1,505,715)	-	24,754,187

Thousand of reais	Balances at December 31, 2017	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance at December 31, 2018

Tax assets:	24,778,078	1,674,317	(186,260)	1,369,934	44,509	27,680,578
Temporary differences	23,375,600	1,812,744	(186,260)	1,369,934	44,509	26,416,527
Tax loss carry forwards	866,579	(19,992)	-	-	-	846,587
Social contribution taxes 18%	535,899	(118,435)	-	-	-	417,464
	2,496,531	79,877	607,773	(153,623)	831	3,031,389
Temporary differences	2,496,531	79,877	607,773	(153,623)	831	3,031,389
Total	22,281,547	1,594,440	(794,033)	1,523,557	43,678	24,649,189

(1) It relates to deferred taxes recognized in equity due to temporary differences accounted in equity.

(2) In 2020, it mainly refers to net of deferred taxes amounted to R$1,595,773 (2019 - R$1,216,311 and 2018 - R$241,708), which have the same counterparty and realization period.

Consolidated Financial Statements | December 31, 2020 | F-86

* Values expressed in thousands, except when indicated.

e) Expected realization of deferred tax assets

	Tax assets				Tax liabilities
Year	Temporary differences	Tax loss carry forwards	Social contribution taxes 18%	Total	Temporary differences	Total

2021	4,334,901	3,214,512	175,158	7,724,571	2,282,399	2,282,399
2022	12,412,237	60,066	-	12,472,303	2,123,509	2,123,509
2023	10,671,466	266,517	-	10,937,983	31,007	31,007
2024	819,052	2,034,568	-	2,853,620	16,662	16,662
2025	2,758,198	9,520	-	2,767,718	16,028	16,028
2026 a 2028	525,852	107,921	-	633,773	46,338	46,338
2029 a 2030	609,428	-	-	609,428	30,652	30,652
Total	32,131,134	5,693,104	175,158	37,999,396	4,546,595	4,546,595
24.	Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2020	2019	2018

Accrued expenses and deferred income (1)	5,115,936	5,038,011	3,193,291
Transactions in transit (3)	674,162	785,418	925,336
Provision for share-based payment	325,930	317,539	260,739
Liabilities for insurance contracts	1,987,577	1,901,801	1,797,167
Other (2)	5,947,640	2,878,175	2,918,615
Total	14,051,245	10,920,944	9,095,148

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

Consolidated Financial Statements | December 31, 2020 | F-87

* Values expressed in thousands, except when indicated.

- Amounts transferred to the initial carrying number of hedged objects: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various Other Comprehensive Income items.

In the Consolidated Statements of Comprehensive Income, the amounts in "Other Comprehensive Income" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate heading, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

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

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Financial assets measured at fair value through other comprehensive income (IFRS 9) on December 31, 2020 is as follows:

Thousand of reais	2020
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	11,061,691	(8,832,504)	2,229,187	109,317,614
Private-sector debt securities	953,043	(840,101)	112,942	38,131
Total	12,014,734	(9,672,605)	2,342,129	109,355,745

Thousand of reais	2019
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	7,251,721	(3,952,558)	3,299,163	95,961,823
Private-sector debt securities	824,294	(778,175)	46,119	1,104
Total	8,076,015	(4,730,733)	3,345,282	95,962,927

Thousand of reais	2018
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	3,917,451	(1,608,673)	2,308,778	85,395,136
Private-sector debt securities	1,546,895	(1,863,092)	(316,197)	555
Total	5,464,346	(3,471,765)	1,992,581	85,395,691

Banco Santander evaluates at each disclosure to the market whether there is any evidence that the instruments classified as Financial Assets Measured at Fair Value in Other Comprehensive Income (debt securities) have indications of loss due to impairment.

b) Cash flow hedges

Other Comprehensive Income — Cash flow hedges includes the gains or losses attributable to hedge instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect them (see Note 8).

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Incomes — Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, In 2019 this hedge was discontinued (Note 8.a5).

Other Comprehensive Income — Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

26.	Non-controlling interests

"Non-controlling interests" refer to the net equity value attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of the annual profit attributed to the subsidiaries.

Consolidated Financial Statements | December 31, 2020 | F-88

* Values expressed in thousands, except when indicated.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2020	2019	2018

Financial Position of non-controlling interest	312,885	558,581	529,990
Santander Leasing S,A, Arrendamento Mercantil	—	447	447
Getnet S,A.	—	—	249,007
Olé Consignado S,A.	—	271,078	116,967
Banco PSA Finance Brasil S,A.	138,644	131,222	155,399
Rojo Entretenimento S,A.	7,087	7,245	7,015
Banco Hyundai Capital	167,155	148,589
Return Capital Serviços de Recuperação de Créditos S.A. (Atual denominação Social da Ipanema Empreendimentos e Participações)	—	—	1,155

Thousand of reais	2020	2019	2018

Profit attributable to non-controlling interests	32,224	224,518	217,441
Of which:
Santander Leasing S.A. Arrendamento Mercantil	(444)	3	25
Getnet S.A.	—	3,962	55,518
Olé Consignado S.A.	—	199,332	138,527
Banco PSA Finance Brasil S.A.	14,146	15,887	17,914
Rojo Entretenimento S.A.	(159)	230	166
Banco Hyundai Capital	18,681	2,520	—
Return Capital Serviços de Recuperação de Créditos S,A, (Atual denominação Social da Ipanema Empreendimentos e Participações)	—	2,584	1,150
Others	—	—	4,141

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousand of reais	2020	2019	2018
Balance at beginning of year	558,581	529,990	436,894
Additions / disposals (net) due to change in the scope of consolidation (1)	(271,078)	51,073	6,849
Dividends paid / Interest on Capital	-	(92,734)	(60,936)
Capital increase (2)	-	100,000	48,000
Profit attributable to non-controlling interests	32,224	224,518	213,300
Update PUT Olé Consignado S.A.	-	(240,000)	(106,440)
Others	(6,842)	(14,266)	(7,677)
Balance at end of year	312,885	558,581	529,990
(1)	In 2019, it refers mainly to Banco Hyundai Capital, which was consolidated using the equity method. In 2020, it refers the incorporation of Banco Olé Consignado S.A by the Company.
(2)	In 2019 and 2018, it refers to the capital increase of Olé Consignado.

Consolidated Financial Statements | December 31, 2020 | F-89

* Values expressed in thousands, except when indicated.

27.	Shareholders’ equity

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

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand of shares
	2020			2019
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	109,885	135,438	245,323	90,069	115,785	205,854
Foreign residents	3,708,810	3,544,398	7,253,208	3,728,626	3,564,051	7,292,677
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(18,829)	(18,829)	(37,658)	(16,702)	(16,702)	(33,404)
Total outstanding	3,799,866	3,661,007	7,460,873	3,801,993	3,663,134	7,465,127
	Thousand of shares
	2018
	Common	Preferred	Total
Brazilian residents	82,043	107,699	189,742
Foreign residents	3,736,652	3,572,137	7,308,789
Total shares	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(13,317)	(13,317)	(26,634)
Total outstanding	3,805,378	3,666,519	7,471,897

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

CMN Resolution No. 4,885, of December 23, 2020, prohibits the institutions authorized to operate by the Central Bank of Brazil to remunerate their capital above the highest of: i) 30% of the adjusted net profit under the terms of item I of article 20 of Law No. 6,404/76; or ii) minimum mandatory dividends established by article 202 of Law No. 6,404 / 76, including in the form of Interest on Equity, until December 31, 2020. The standard also prohibits the reduction of capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

The amount of R$665,000 in dividends and interest on own capital paid in February 2020, is recorded under the caption of other obligations - social and statutory (2019 – R$7,800,000 and R$2018 – 4,800,00);

	2020
	Thousand	Real per Thousand Shares / Units
	of reais	Common	Preferred	Units

Interest on Capital (1) (5)	890,000	113,7129	125,0842	238,7971
Interest on Capital (2) (5)	770,000	98,3793	108,2172	206,5965
Interest on Capital (3) (5)	1,000,000	127,7636	140,5400	268,3036
Interest on Capital (4) (5)	665,000	84,9626	93,4589	178,4214
Total	3,325,000

(1) Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any remuneration as restatement.

(2) Deliberated by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration monetary restatement.

(3) Deliberated by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration monetary restatement security.

(4) Deliberated by the Board of Directors on December 28, 2020, paid as of February 1, 2021, without any remuneration as monetary restatement.

(5) They were fully imputed to the minimum mandatory dividends to be distributed by the Bank for the fiscal year 2020.

Consolidated Financial Statements | December 31, 2020 | F-90

* Values expressed in thousands, except when indicated.

	2019
	Thousand	Real per Thousand Shares / Units
	of reais	Common	Preferred	Units

Interest on Capital (1) (6)	1,000,000	127,5853	140,3438	267,9291
Interim Dividends (2) (6)	1,000,000	127,6399	140,4039	268,0438
Interest on Capital (3) (6)	1,000,000	127,6610	140,4271	268,0881
Interest on Capital (4) (6)	1,010,000	128,9673	141,8641	270,8314
Interim Dividends (5) (6)	6,790,000	867,0180	953,7197	1,820,7377
Total	10,800,000

(1) Deliberated by the Board of Directors on March 29, 2019, paid on May 28, 2019, without any remuneration as restatement.

(2) Deliberated by the Board of Directors on June 28, 2019, paid on July 31, 2019, without any remuneration as restatement.

(3) Deliberated by the Board of Directors on September 30, 2019, paid on October 30, 2019, without any remuneration monetary restatement.

(4) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any remuneration monetary restatement

(5) Deliberated by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any remuneration monetary restatement.

(6) The amount of interest on own capital and interim dividends were fully imputed to the minimum mandatory dividends distributed by the Bank for the 2019 financial year.

	2018
	Thousand	Reais per Thousand Shares / Units
	of reais	Common	Preferred	Units

Interest on Capital (1) (6)	600,000	76,3304	83,9634	160,2938
Interest on Capital (2) (6)	600,000	76,4956	84,1451	160,6407
Interest on Capital (3) (6)	600,000	76,4985	84,1484	160,6469
Interim Dividends (4) (6)	2,880,000	367,4149	404,1564	771,5713
Interest on Capital (5) (6)	1,920,000	244,9433	269,4376	514,3809
Total	6,600,000
(1)	Established by the Board of Directors in March 27, 2018, Common Shares - R$ 64.8808, preferred - R$71.3689 and Units - R$ 136.2497 net of taxes, and was paid on April 26, 2018 without any compensation as monetary indexation.
(2)	Established by the Board of Directors in June 26, 2018, was paid on July 27, 2018 without any compensation as monetary indexation.
(3)	Established by the Board of Directors in September 28, 2018, common - R$ 65.0237, preferred - R$ 71.5261 and Units - R$ 136.5498 net of taxes and paid on October 26, 2018, without any compensation as monetary indexation.
(4)	Established by the Board of Directors in December 28, 2018, common - R$ 312.3027, preferred - R$ 343.5329 and Units - R$ 655.8356 net of taxes and paid on February 26, 2019, without any compensation as monetary indexation.
(5)	Deliberated by the Board of Directors on December 28, 2018 and paid as of February 26, 2019, without any monetary indexation.
(6)	The amount of dividends and interest on shareholders' equity will be fully charged to the minimum mandatory dividends to be distributed by the Bank for the financial year 2018.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% is transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Consolidated Financial Statements | December 31, 2020 | F-91

* Values expressed in thousands, except when indicated.

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

d) Treasury shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the repurchase program that expired on November 4, 2020, a new repurchase program for Units and ADRs issued by Banco Santander, either directly or on its own. Cayman branch, for maintenance in treasury or for subsequent sale.

The Buyback Program covers the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which, on December 31, 2020, corresponded to approximately 1% of the Bank's share capital. As of December 31, 2020, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase aims to enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

	2020	2019	2018
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	16,702	13,317	1,773
Shares Acquisitions	5,052	6,465	15,816
Cancellation of Shares (2)	-	-	-
Payment - Share-based compensation	(2,925)	(3,080)	(4,272)
Treasury shares at end of the period	18,829	16,702	13,317
Balance of Treasury Shares in thousand of reais	R$ 789,587	R$ 679,364	R$ 460,550
Emission Costs in thousands of Reais	R$ 1,771	R$ 1,771	R$ 882
Balance of Treasury Shares in thousands of reais	R$ 791,358	R$ 681,135	R$ 461,432

Cost/Share Price	Units	Units	Units
Minimum cost (1)	R$7,55	R$7,55	R$7,55
Weighted average cost (1)	R$33,24	R$28,59	R$28,59
Maximum cost (1)	R$49,55	R$43,84	R$43,84
Share Price	R$44,83	R$42,70	R$42,70
(1)	Considering since the beginning of operations on the stock exchange.

Additionally, in the year ended December 31, 2020, treasury shares were sold, that resulted in a loss of 9,274 (2019 - loss of R$5,796 and 2018 - loss of R$15,868) recorded directly in equity in capital reserves.

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

Consolidated Financial Statements | December 31, 2020 | F-92

* Values expressed in thousands, except when indicated.

	2020	2019	2018

Profit attributable to the Parent	13,418,529	16,406,932	12,582,477

Earnings per share (Brazilian Reais)
Basic earnings per 1,000 shares (Brazilian Reais)
Common shares	1,713.45	2,094,83	1,604,34
Preferred shares	1,884.80	2,304,32	1,764,78
Net Profit attributable - Basic (Brazilian Reais)
Common shares	6,511,367	7,965,194	6,108,349
Preferred shares	6,907,162	8,441,738	6,474,128

Weighted average shares outstanding - Basic
Common shares	3,800,140	3,802,303	3,807,386
Preferred shares	3,664,666	3,663,444	3,668,527

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2020	2019	2018

Profit attributable to the Parent	13,418,529	16,406,932	12,582,477

Earnings per share (Brazilian Reais)
Diluted earnings per 1,000 shares (Brazilian Reais)
Common shares	1,713.45	2,094.83	1,604.34
Preferred shares	1,884.80	2,304.32	1,764.78
Net Profit attributable - Diluted (Brazilian Reais)
Common shares	6,511,367	7,965,194	6,108,349
Preferred shares	6,907,162	8,441,738	6,474,128

Weighted average shares outstanding - Diluted
Common shares	3,800,140	3,802,303	3,807,386
Preferred shares	3,664,666	3,663,444	3,668,527

(1) The exercise period of the SOP 2013 Long Term Incentive Plan purchase option ended in June 2018. The Bank does not have stock-based compensation plans in force (Note 39) and consequently has no anti-dilution items.

29.	Fair value of financial assets and liabilities

Under IFRS 13, the fair value measurement uses a fair value hierarchy that reflects the model used in the measurement process which should be in accordance with the following hierarchical levels:

Consolidated Financial Statements | December 31, 2020 | F-93

* Values expressed in thousands, except when indicated.

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

Level 2: When quoted price cannot be observed, the management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair value hierarchy and are composed mainly of Government Securities (NTN-A), repo, LCI Cancelable, in a less liquid market than those classified at level 1.

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

Level 3: Derivatives not traded in the stock exchange and that do not have an observable data in an active market were classified as Level 3. These are composed by exotic derivatives. Below are the valuation carachteristics considered for the main financial instruments classified as Level 3:

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

The Banco Santander´s policy related to instrument classification in the fair value hierarchy existing since September/2018, introduced detailed procedures about the instrument classification process. Definitions were included related to instruments, risk factors and deadlines as well as observability degree of market prices and its importance in the fair value measurement model. The application of such definitions since September 2018 resulted in reclassifications of certain financial instruments, as shown in the section “Changes of Fair Value Level 3”.

Consolidated Financial Statements | December 31, 2020 | F-94

* Values expressed in thousands, except when indicated.

The following table shows a summary of the fair values of financial assets and liabilities for the period ended December 31, 2020, 2019 and 2018, classified based on several measurement methods adopted by the Bank to determine their fair value:

				12/31/2020
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	588,778	57,354,806	2,956,882	60,900,466
Debt instruments	588,778	-	2,956,882	3,545,660
Balances With The Brasilian Central Bank	-	57,354,806	-	57,354,806
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	70,139,962	27,508,722	817,548	98,466,232
Debt instruments	68,461,854	11,848	47,097	68,520,799
Equity instruments	1,678,108	128,251	11,917	1,818,276
Derivatives	-	27,368,623	758,534	28,127,157
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	217,569	282,151	499,720
Equity instruments	-	185,790	253,122	438,912
Loans and advances to customers	-	31,779	29,029	60,808
Financial Assets Measured At Fair Value Through Other Comprehensive Income	106,456,132	1,987,234	1,297,021	109,740,387
Debt instruments	106,454,645	1,953,504	1,260,065	109,668,214
Equity instruments	1,487	33,730	36,956	72,173
Hedging derivatives (assets)	-	743,463	-	743,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	76,890,170	753,121	77,643,291
Trading derivatives	-	31,082,223	753,121	31,835,344
Short positions	-	45,807,947	-	45,807,947
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,038,467	-	7,038,467
Other financial liabilities	-	7,038,467	-	7,038,467
Hedging derivatives (liabilities)	-	144,594	-	144,594
				12/31/2019
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	975,393	28,739,507	2,627,405	32,342,305
Debt instruments	975,393	132,277	2,627,405	3,735,075
Balances With The Brasilian Central Bank	-	28,607,230	-	28,607,230
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	35,057,803	21,247,552	715,548	57,020,903
Debt instruments	33,028,333	1,726,441	130,857	34,885,631
Equity instruments	2,029,470	-	-	2,029,470
Derivatives	-	19,521,111	584,691	20,105,802
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	143,077	627	27,749	171,453
Equity instruments	143,077	627	27,749	171,453
Financial Assets Measured At Fair Value Through Other Comprehensive Income	93,555,527	1,612,741	951,966	96,120,234
Debt instruments	93,531,617	1,612,741	818,569	95,962,927
Equity instruments	23,910	-	133,397	157,307
Hedging derivatives (assets)	-	339,932	-	339,932
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	45,499,913	564,757	46,064,670
Trading derivatives	-	21,664,260	564,757	22,229,017
Short positions	-	23,835,653	-	23,835,653
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	3,719,416	1,600,000	5,319,416
Hedging derivatives (liabilities)	-	200,961	-	200,961

Consolidated Financial Statements | December 31, 2020 | F-95

* Values expressed in thousands, except when indicated.

				2018
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	2,660,859	40,540,054	510,887	43,711,800
Debt instruments	2,660,859		510,887	3,171,746
Balances With The Brasilian Central Bank	-	40,540,054	-	40,540,054
Financial Assets Measured at Fair Value in the Income through Trading	49,855,112	17,626,932	1,370,270	68,852,314
Debt instruments	49,094,924	432,910	538,635	50,066,469
Equity instruments	757,843	8,490	-	766,333
Derivatives	2,345	17,185,532	831,635	18,019,512
Financial assets not intended for trading Mandatory measured at fair value in the income statement	142,732	619,798	154,947	917,477
Loans and advances to customers	-	619,180	-	619,180
Equity instruments	142,732	618	154,947	298,297
Financial assets measured at fair value in other comprehensive income	83,283,924	1,442,797	709,956	85,436,677
Debt instruments	83,253,117	1,442,797	699,777	85,395,691
Equity instruments	30,807	-	10,179	40,986
Hedging derivatives (assets)	-	343,934	-	343,934
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	32,697,510	17,600,024	641,458	50,938,992
Trading derivatives	1,833	17,600,024	641,458	18,243,315
Short positions	32,695,677	-	-	32,695,677
Hedging derivatives (liabilities)	-	223,520	-	223,520

Movements in fair value of Level 3

The following tables demonstrate the movements during 2020, 2019 and 2018 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2019	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2020
Financial Assets Measured At Fair Value Through Profit Or Loss	2,627,405	83,832	(239,512)	485,157	2,956,882
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	715,548	502,596	(231,468)	(169,128)	817,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	27,749	100,091	125,282	29,029	282,151
Financial Assets Measured At Fair Value Through Other Comprehensive Income	951,966	(21,677)	(197,098)	563,830	1,297,021
Financial Liabilities Measured At Fair Value Through Profit Or Loss	564,757	500,159	(406,971)	95,176	753,121
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	1,600,000	-	-	(1,600,000)	-
	Fair Value 12/31/2018	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2019
Financial Assets Measured At Fair Value Through Profit Or Loss	510,887	290,773	1,700,499	125,246	2,627,405
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	1,370,270	238,632	(1,031,076)	137,722	715,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	154,947	(101,541)	-	(25,657)	27,749
Financial Assets Measured At Fair Value Through Other Comprehensive Income	709,956	253,803	291	(12,084)	951,966
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	641,458	190,813	(586,346)	318,832	564,757

Consolidated Financial Statements | December 31, 2020 | F-96

* Values expressed in thousands, except when indicated.

	Fair Value 12/31/2017	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	IFRS 9 Impact	Fair value 12/31/2018
Financial assets measured at fair value in the result	33,368	60,887	-	445,991	(29,359)	510,887
Financial Assets Measured at Fair Value in the Income through Trading	-	(181,355)	1,264,576	246,051	40,998	1,370,270
Financial assets not intended for trading Mandatory measured at fair value in the income statement	-	(7,280)	-	-	162,227	154,947
Financial assets measured at fair value through other comprehensive income	140,143	47,773	645,708	-	(123,668)	709,956
Financial liabilities measured at fair value in the result	-	115,212	710,219	(183,973)	-	641,458

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

Consolidated Financial Statements | December 31, 2020 | F-97

* Values expressed in thousands, except when indicated.

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

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2020, 2019 and 2018:

During 2020, The Bank reclassified R$ 53,357,038 of “loans and amounts due from credit institutions” from level 2 to level 3, as there was no active trading market for these instruments.”

					12/31/2020
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances With The Brazilian Central Bank	20,148,725	20,148,725	20,148,725	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	112,849,776	112,849,776	-	59,492,738	53,357,038
Loans and advances to customers	393,707,229	396,878,319	-	4,530,041	392,348,278
Debt instruments	48,367,791	49,963,947	4,425,723	17,486,057	28,052,167
Total	575,073,521	579,840,767	24,574,448	81,508,836	473,757,483

					12/31/2019
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Cash and Balances With The Brazilian Central Bank	15,249,515	15,249,515	-	15,249,515	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	109,233,128	109,233,128	-	109,233,128	-
Loans and advances to customers	326,699,480	327,278,243	-	-	327,278,243
Debt instruments	38,748,296	39,678,192	5,378,791	7,858,612	26,440,789
Total	489,930,419	491,439,078	5,378,791	132,341,255	353,719,032

					2018
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3

Cash and Balances With The Brazilian Central Bank	15,228,491	15,269,809	-	15,269,809	-
Financial Assets Measured At Amortized Cost:
Loans and other amounts with credit institutions	91,859,759	91,859,759	-	91,859,759	-
Loans and advances to customers	301,702,207	303,495,240	-	-	303,495,240
Financial assets measured at amortized cost - Debt instruments	36,799,509	38,927,356	9,766,162	29,161,194	-
Total	433,337,208	437,299,602	9,766,162	124,038,200	303,495,240

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31, 2020, 2019 and 2018:

During 2020, The Bank reclassified R$ 73,075,341 of “Deposits of Brazil's Central Bank and deposits of credit institutions” and R$ 390,760,088 of “Customer deposits” from level 2 to level 3, as there was no active trading market for these instruments.”

Consolidated Financial Statements | December 31, 2020 | F-98

* Values expressed in thousands, except when indicated.

					12/31/2020
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	131,656,962	131,654,431	-	58,579,090	73,075,341
Customer deposits	445,813,972	445,856,090	-	55,096,002	390,760,088
Marketable debt securities	56,875,514	57,265,307	-	-	57,265,307
Debt instruments Eligible Capital	13,119,660	13,119,660	-	-	13,119,660
Other financial liabilities	59,822,683	59,822,683	-	-	59,822,683
Total	707,288,791	707,718,171	-	113,675,092	594,043,080
					12/31/2019
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	99,271,415	99,271,415	—	99,271,415	—
Customer deposits	336,514,597	336,593,455	—	336,593,455	—
Marketable debt securities	73,702,474	73,889,348	—	10,205,065	63,684,284
Subordinated Debt	10,175,961	10,175,961	—	10,175,961	—
Other financial liabilities	55,565,954	55,565,954	—	—	55,565,954
Total	575,230,401	575,496,133	—	456,245,896	119,250,238
					12/31/2018
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	99,022,806	99,022,806	—	99,022,806	—
Customer deposits	304,197,800	304,197,800	—	304,197,800	—
Marketable debt securities	74,626,232	74,626,232	—	4,599,204	70,027,028
Subordinated Debt	9,885,607	9,885,607	—	9,885,607	—
Debt Instruments Eligible to Compose Capital	9,779,944	9,779,944		9,779,944	—
Other financial liabilities	49,782,780	49,782,780	—	—	49,782,780
Total	547,295,169	547,295,169	—	427,485,361	119,809,808

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

The valuation techniques used to estimate each level are defined in note 2.e.

Consolidated Financial Statements | December 31, 2020 | F-99

* Values expressed in thousands, except when indicated.

30.	Operational Ratios

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

As required by CMN Resolution nº 4,193/2013, the requirement for PR in 2019 was 10.5%, composed of 8.0% of Reference Equity Minimum plus 2.5% of Capital Conservation Additional. Considering this additional, PR Level I increased to 8.5% and Minimum Principal Capital to 7.0%.

For the base year 2020, the PR requirement remains at 10.25%, including 8.0% of Reference Equity Minimum, plus 1.25% of Capital Conservation Additional and 1.0% of Systemic Additional, PR Level I reaches 8.25% and Minimum Principal Capital 6.75%.

In face o the pandemic scenario, the Brazilian Central Bank have ben monitoring the Brazilian market and has established a number of regulations in order to diminish the impacts of the pandemic. For banking capitalization purposes, it has established a reduction in the additional for conservancy of principal capital from 2.5% to 1.25%, in order to expand the capacity of credit concessions.

The Basel ratio is calculated in accordance with the Financial Stateents of the Prudential Conglomerate, which are prepared in accordance to the accounting practices adopted in Brasil, which a applicable to Financial Institutions authorized to operate by Bacen, as presented below:

Thousand of reais	2020	2019	2018
Tier I Regulatory Capital	77,571,525	66,481,661	61,476,715
Principal Capital	71,006,316	61,389,509	56,581,518
Supplementary capital	6,565,209	5,092,153	4,895,197
Tier II Regulatory Capital	6,554,451	5,083,808	4,887,175
Regulatory Capital (Tier I and II)	84,125,976	71,565,469	66,363,890
Credit Risk (1)	478,303,523	407,786,238	358,955,592
Market Risk (2)	15,846,255	20,235,208	39,231,773
Operational Risk	57,419,401	47,965,481	42,375,554
Total RWA (3)	551,569,179	475,986,927	440,562,919
Basel I Ratio	14,06	13,97	13,95
Basel Principal Capital	12,87	12,90	12,84
Basel Regulatory Capital	15,25	15,04	15,06
(1)	Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.
(2)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).
(3)	Risk Weighted Assets.

Banco Santander publishes the Risk Management Report on a quarterly basis with information on risk management, a brief description of the Recovery Plan, capital management, PR and RWA.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is in compliance with the requirements aforementioned.

31.	Interest and similar income

Interest and similar income in the consolidated income statement consists of interest accrued in the year on all financial assets with implicit or explicit return, calculated using the effective interest method, regardless of the fair value measurement, and the result as a result of hedge accounting. Interest is recognized on a gross basis, without deducting taxes withheld at source.

The breakdown of the main items of interest and similar charges accrued in 2020, 2019 and 2018 is as follows:

Consolidated Financial Statements | December 31, 2020 | F-100

* Values expressed in thousands, except when indicated.

Thousand of reais	2020	2019	2018

Cash and balances with the Brazilian Central Bank	1,552,121	3,827,648	5,095,828
Loans and advances - Credit institutions	1,518,557	3,843,798	2,977,670
Loans and advances - Customers	44,103,997	50,406,078	46,471,507
Debt instruments	13,556,403	13,528,096	13,629,167
Pension Plans (Note 22,b)	16,720	27,353	-
Other interest	2,027,142	1,208,087	2,304,221
Total	62,774,940	72,841,060	70,478,393
32.	Interest expense and similar charges

"Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2020, 2019 and 2018 is as follows:

Thousand of reais	2020	2019	2018

Credit institutions deposits	4,327,276	4,866,357	5,367,471
Customer deposits	7,504,276	14,965,958	13,576,866
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	2,785,942	5,138,306	4,606,949
Subordinated liabilities	-	-	25,336
Debt Instruments Eligible to Compose Capital (note 19)	909,393	503,541	604,216
Pension Plans (note 21.b)	301,389	342,068	343,137
Other interest (1)	2,503,953	2,703,723	4,033,076
Total	18,332,228	28,519,953	28,557,051

(1) It is mainly composed of Expenses with Interest on Repo Agreements

33.	Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2020	2019	2018

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	30,232	13,398	27,047
Financial Assets Measured At Fair Value Through Other Comprehensive Income	3,522	5,535	5,576
Total	33,754	18,933	32,623
34.	Fee and commission income

The heading “Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

Consolidated Financial Statements | December 31, 2020 | F-101

* Values expressed in thousands, except when indicated.

The breakdown of the balance of this item is as follows:

Thousand of reais	2020	2019	2018

Collection and payment services:
Bills	1,083,262	1,143,229	1,070,258
Demand accounts	2,425,416	2,554,559	2,311,925
Cards (Credit and Debit) and Acquiring Services	6,009,780	6,620,708	5,854,503
Checks and other	138,483	188,249	169,872
Orders	856,723	720,521	622,405
Total	10,513,664	11,227,266	10,028,962

Marketing of non-Banking financial products:
Investment funds	450,940	725,494	717,924
Insurance	3,134,723	3,120,471	2,975,661
Capitalization plans	634,775	829,852	402,859
Total	4,220,438	4,675,817	4,096,444

Securities services:
Securities underwriting and placement	695,978	721,793	448,914
Securities trading	281,686	186,847	137,617
Administration and custody	495,457	401,310	41,794
Asset management	1,144	2,291	2,173
Total	1,474,265	1,312,241	630,497

Other:
Foreign exchange	1,450,636	968,270	934,801
Financial guarantees	728,232	650,241	708,819
Other fees and commissions	2,219,472	1,558,623	1,328,928
Total	4,398,340	3,177,134	2,972,549

Total	20,606,707	20,392,458	17,728,452

35.	Fee and commission expense

Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2020	2019	2018

Commissions assigned to third parties (1)	2,685,005	3,639,239	2,364,119
Other fees and commissions	1,693,488	1,040,066	1,232,174
Total	4,378,493	4,679,306	3,596,293

(1) Composed, mainly, by credit cards.

Consolidated Financial Statements | December 31, 2020 | F-102

* Values expressed in thousands, except when indicated.

36.	Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2020	2019	2018

Financial Assets Measured At Fair Value Through Profit Or Loss	711,949	252,253	(138,673)
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading (1)	12,122,794	2,391,080	(2,764,859)
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	172,828	11,501	61,239
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(239,054)	(57,522)	(138,104)
Financial Assets available-for-sale
Debt instruments	(207,011)	(46,136)	(111,750)
Equity instruments	(32,043)	(11,386)	(26,354)
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	229,543	(134,767)	197,595
Total	12,998,060	2,462,545	(2,782,802)

(1) Includes the exchange hedge of the Bank’s interest in Cayman (note 23).

37.	Exchange differences (net)

Exchange differences demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2020	2019	2018

Revenue with Exchange Variations	78,578,786	23,622,963	12,752,765
Expenses with Exchange Variations	(103,279,748)	(26,411,500)	(15,559,237)
Total	(24,700,962)	(2,788,537)	(2,806,471)
38.	Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2020	2019	2018

Other operating income	792,639	591,125	556,715
Other operating expense	(1,237,133)	(1,351,568)	(1,281,764)
Contributions to fund guarantee of credit - FGC	(428,016)	(347,276)	(330,801)
Total	(872,510)	(1,107,719)	(1,055,850)

Consolidated Financial Statements | December 31, 2020 | F-103

* Values expressed in thousands, except when indicated.

39.	Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2020	2019	2018
Wages and salaries	5,730,779	5,876,328	5,812,688
Social security costs	1,222,352	1,276,620	1,404,537
Benefits	1,390,044	1,491,485	1,387,078
Defined benefit pension plans (note 22)	6,892	10,917	8,939
Contributions to defined contribution pension plans	117,216	131,885	131,388
Share-based compensation	19,348	88,248	58,050
Training	49,037	66,215	62,756
Other personnel expenses	335,813	386,016	340,571
Total	8,871,481	9,327,714	9,206,007

b) Share-Based Compensation

Banco Santander has long-terms compensation plans linked to the market price of the shares. The members of the Executive Board of Banco Santander are eligible for these plans, as well as other members selected by the Board of Directors, whose selection will take into account seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions. These amounts are recorded under Other liabilities (Note 24) and personnel expenses (Note 39.a).

b.1) Local and Global Program

Program	Plan	Vesting Period	Period of Exercise/Settlement
Local	Santander Brasil Bank Shares	01/2019 to 12/2021 01/2020 to 12/2022 2019 to 2023	03/2022 and 03/2023 03/2023 and 03/2024 2022 and 2023
Global	Santander Spain Shares and Options	01/2020 to 12/2022	03/2023 and 03/2025
Program	Liquidity Type	Vesting Period	Period of Exercise/Settlement	01/01 to 12/31/2020	01/01 to 12/31/2019
Local	Santander Brasil Bank Shares	01/2019 to 12/2021 01/2020 to 12/2022 2019 to 2023	03/2022 and 03/2023 03/2023 and 03/2024 2022 and 2023	R$ 4,916,667 (*) R$ 9,440,000 (*) 841,446 SANB11	R$ 4,916,667 (*) R$ 9,440,000 (*) 841,446 SANB11
Global	Santander Spain Shares and Options	01/2020 to 12/2022	03/2023 and 03/2025	318,478 SAN 1,664,983 opções s/ SAN	318,478 SAN 1,664,983 opções s/ SAN
Balance of Plans on December 31, 2020	R$ 14,356,667 841,446 SANB11 318,478 SAN 1,664,983 opções s/ SAN	R$ 14,356,667 841,446 SANB11 318,478 SAN 1,664,983 opções s/ SAN

Our long-term programs are divided into Local and Global plans, with specific performance indicators and conditions for maintaining the participant's employment relationship until the payment date in order to be entitled to the receipt

The payment of the plans is calculated based on the percentage of achievement of the indicators applied on the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or into Santander Group (SAN) shares and options, usually at the price of the last 15 trading sessions of the month immediately prior to the grant of each plan, At the end of the vesting period, the resulting shares are delivered with a 1-year restriction, and this payment is still subject to the application of the Malus / Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure excessive risks.

Consolidated Financial Statements | December 31, 2020 | F-104

* Values expressed in thousands, except when indicated.

Impact on Results

The impacts on the result are recorded in the Personnel Expenses item, as follows:

Program	Liquidity Type	01/01 to 12/31/2020
Local	Santander Brasil Bank Shares	10,776
Global	Santander Spain Shares and Options	846

b.2) Variable Remuneration Referenced to Shares

In the long-term incentive plan (deferral), the requirements for payment of future deferred installments of variable remuneration are determined, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations depending on the risks assumed and fluctuations of the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are recorded in the Personnel Expenses item, as follows:

Program	Participant	Liquidity Type	01/01 to 12/31/2020	01/01 to 12/31/2019
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	103,696	98,441
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	98,069	104,068
40.	Other general administrative expenses

a) Breakdown

The detail of other general administrative expenses is as follows:

Thousand of reais	2020	2019	2018
Genreal maintenance expenses	743,580	748,196	1,330,549
Technology maintenance expenses	2,355,310	2,058,619	1,786,416
Advertising	654,175	712,855	621,645
Communications	648,856	472,873	457,323
Per diems and travel expenses	69,922	140,016	127,277
Taxes other than income tax	280,098	112,012	88,977
Surveillance and cash courier services	594,953	630,585	617,129
Insurance premiums	16,620	34,778	29,434
Specialized and technical services	2,171,460	2,172,567	2,089,614
Technical reports	319,814	360,990	359,468
Others specialized and technical services	1,851,646	1,811,577	1,730,146
Other administrative expenses (1)	709,504	531,311	437,767
Total	8,243,478	7,613,812	7,586,131
(1)	For the year ended December 31, 2020, includes mainly Data Processing Expenses in the balance of R$176.105 (2019 – R$67.724 and 2017 - R$73.664), Service Expenses in the balance of R$27,751 (2019 - revenue of R$26.852 and 2018 - R$87.199), Expenses with Benefit Guarantor Fund - FGB R$8,478 (2019 – R$34,996 and 2017 - R$5,334), Interest on Own Capital R$0 (2018 – R$38.006 and 2017 - R$20.826) and Recovery of Charges and Expenses R$212,850 (2019 – R$92.408 and 2017 – R$89.409).

Consolidated Financial Statements | December 31, 2020 | F-105

* Values expressed in thousands, except when indicated.

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Millions of Reais	2020	2019	2018
Audit of the annual financial statements of the companies audited by external audit (constant scope of consolidation)	24,0	25,2	19,9
Audit Related	0,4	0,1	0,5
Others	0,0	0,3	0,1
Total	24,4	25,6	20,5

The approximate value of taxes according to law 12,741/2012 totaled R$1,5 million (2019 - R$3,6 million e 2018 - R$2,9million),

41.	Gains or losses on non financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousand of reais	2020	2019	2018

Gains	285,335	55,709	11,627
Tangible and intangible assets	36,778	55,709	11,627
Investments	248,557	—	—
Losses	(54,622)	(45,063)	(37,103)
Tangible and intangible assets	(14,517)	(45,063)	(37,103)
Investments (1)	(40,105)	—	—
Total	230,713	10,646	(25,476)

42.	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

For the year ended December 31, 2020, revenue of R$77 million is mainly comprised of an expense of R$24 million with the constitution of a provision for losses on other values and assets, net of the reversal of the provision for loss of recoverable value of properties, constitution of a provision for losses on other values and assets and revenue of R$49 million resulting from the sale of assets received in the credit recovery processes with customers, and for the year ended December 31, 2019, the income of R$ 10 millions, includes R$16 million in revenue from the reversal of provision for loss of recoverable value of properties, constitution of provision for losses on other values and assets and a R$34 million result on the sale of assets received in the credit recovery processes with customers and for the year ended December 31, 2018 mainly includes R$104 million of provisions for devaluations on properties, based on appraisal reports prepared by external consultants the specialized.

43.	Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete the following table summarizes at December 31, 2020, 2019 and 2018 all of the guarantees.

Consolidated Financial Statements | December 31, 2020 | F-106

* Values expressed in thousands, except when indicated.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be considered as a loss if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees, In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousand of reais	2020	2019	2018
Maximum potential amount of future payments
Contingent liabilities
Guarantees and other sureties	45,930,486	41,870,332	39,081,803
Financial guarantees	32,477,336	29,397,344	27,216,418
Performance guarantees	989,979	1,009,367	907,856
Financial letters of credit	12,407,888	11,387,788	10,860,425
Other	55,283	75,833	97,104
Other contingent exposures	2,351,530	2,442,235	3,178,671
Documentary Credits	2,351,530	2,442,235	3,178,671
Total Contingent Liabilities	48,282,016	44,312,567	42,260,474
Commitments
Loan commitments drawable by third parties (1)	131,706,433	125,876,671	122,652,229
Total Commitments	131,706,433	125,876,671	122,652,229
Total	179,988,449	170,189,238	164,912,704

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

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$356,226 (2019 - R$285,218 and 2018 - R$330,018).

Consolidated Financial Statements | December 31, 2020 | F-107

* Values expressed in thousands, except when indicated.

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

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

Thousand of reais	2020	2019	2018
Funds under management	2,716,477	2,034,999	1,896,689
Managed Funds	191,873,169	230,199,261	200,366,261
Total	194,589,646	232,234,260	202,262,950

c) Third-party securities held in custody

On December 31, 2020, the Bank held in custody debt securities and equity instruments totaling R$35,519,498 (2019 - R$27,283,548 e 2018 - R$34,040,742) entrusted to it by third parties which are off-balance instruments.

d) Residual maturity

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

							2020
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	7,373,662	12,775,063	-	-	-	-	20,148,725
Debt instruments	432,579	13,195,527	33,903,698	64,225,680	70,182,705	48,162,275	230,102,464
Equity instruments	-	-	-	-	-	2,329,361	2,329,361
Loans and amounts due from credit institutions	57,722,384	2,777,562	36,783,150	15,155,444	363,135	48,101	112,849,776
Loans and advances to customer	29,385,631	80,281,579	93,750,065	98,550,271	47,160,700	44,639,790	393,768,036
Derivatives	-	14,558,434	1,994,418	6,726,841	1,869,509	3,721,418	28,870,620
Total	94,914,256	123,588,165	166,431,331	184,658,236	119,576,049	98,900,945	788,068,982

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	-	83,922,876	43,315,412	3,764,159	-	654,516	131,656,962
Customer deposits(1)	85,433,287	139,191,140	121,804,752	62,768,886	36,578,335	37,572	445,813,972
Marketable debt securities (1)	-	8,815,410	18,736,230	28,158,133	747,340	418,401	56,875,514
Debt Instruments Eligible to Compose Capital	-	220,425	-	12,899,235	-	-	13,119,660
Other financial liabilities	23,352	21,858,532	20,730,398	17,203,162	4,787	2,452	59,822,683
Short positions	-	45,807,946	-	-	-	-	45,807,946
Derivatives	-	2,046,924	1,973,701	8,010,713	7,744,145	12,204,455	31,979,938
Total	85,456,639	301,863,252	206,560,493	132,804,288	45,074,607	13,317,396	785,076,675

Difference (assets less liabilities)	9,457,617	(178,275,087)	(40,129,162)	51,853,948	74,501,442	85,583,549	2,992,307

Consolidated Financial Statements | December 31, 2020 | F-108

* Values expressed in thousands, except when indicated.

							2019
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	6,549,535	13,577,829	-	-	-	-	20,127,364
Debt instruments	7,747,516	1,174,094	22,926,088	45,058,398	35,118,355	61,307,478	173,331,930
Equity instruments	-	-	-	-	-	2,358,229	2,358,229
Loans and amounts due from credit institutions	69,135,371	1,943,291	21,064,571	14,525,161	2,411,265	153,469	109,233,128
Loans and advances to customer	9,451,762	84,839,695	43,180,508	89,624,089	34,092,967	65,510,459	326,699,480
Derivatives	6,806,370	1,893,308	2,649,730	3,546,082	1,950,678	3,599,566	20,445,734
Total	99,690,554	103,428,217	89,820,897	152,753,730	73,573,264	132,929,201	652,195,865

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	390,626	16,584,181	49,097,816	25,655,631	4,877,076	2,666,086	99,271,415
Customer deposits(1)	69,048,756	130,872,214	76,244,908	43,395,748	16,923,318	29,654	336,514,597
Marketable debt securities(1)	-	10,675,356	695,071	37,268,809	3,900,484	21,162,755	73,702,474
Debt Instruments Eligible to Compose Capital	-	170,939	-	10,005,022	-	-	10,175,961
Other financial liabilities	10,334	24,360,724	14,509,911	16,678,725	4,717	1,543	55,565,954
Short positions	-	4,748,545	1,554,274	1,256,416	3,747,700	12,528,718	23,835,653
Derivatives	6,776,746	4,345,286	406,383	4,696,823	2,502,040	3,702,699	22,429,977
Total	76,226,462	191,757,244	142,508,362	138,957,174	31,955,334	40,091,454	621,496,030
Difference (assets less liabilities)	23,464,093	(88,329,028)	(52,687,465)	13,796,556	41,617,931	92,837,747	30,699,835

Consolidated Financial Statements | December 31, 2020 | F-109

* Values expressed in thousands, except when indicated.

							2018
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	19,070,796	392,791	-	-	-	-	19,463,587
Debt instruments	27,402	51,255,820	25,903,428	13,186,253	26,367,903	58,692,609	175,433,415
Equity instruments	839,620	34,420	231,576	-	-	-	1,105,616
Loans and amounts due from credit institutions	69,780,780	8,449,138	844,658	12,739,730	11,371	34,082	91,859,759
Loans and advances to customer	-	111,595,396	75,720,016	63,043,973	21,397,689	29,934,313	301,691,387
Derivatives	-	13,815,791	1,240,161	1,114,446	1,074,875	1,118,173	18,363,446
Total	89,718,598	185,543,356	103,939,839	90,084,402	48,851,838	89,779,177	607,917,210

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	1,139	55,872,675	18,564,342	19,850,530	2,598,172	2,135,948	99,022,806
Customer deposits(1)	65,241,618	102,942,180	76,987,570	42,399,934	16,624,469	2,029	304,197,800
Marketable debt securities(1)	-	11,104,594	26,741,036	22,479,019	5,854,091	8,447,492	74,626,232
Subordinated liabilities	9,885,607	-	-	-	-	-	9,885,607
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	9,779,944	9,779,944
Other financial liabilities	66,265	31,566,995	35,648	18,086,272	-	27,600	49,782,780
Financial liabilities held for trading:
Short positions	206,423	-	1,139,847	31,349,407	-	-	32,695,677
Derivatives	-	7,639,956	7,723,730	1,069,718	604,593	1,428,838	18,466,835
Total	75,401,052	209,126,400	131,192,173	135,234,880	25,681,325	21,821,851	598,457,681
Difference (assets less liabilities)	14,317,546	(23,583,044)	(27,252,334)	(45,150,478)	23,170,513	67,957,326	9,459,529

(1) Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

Consolidated Financial Statements | December 31, 2020 | F-110

* Values expressed in thousands, except when indicated.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2020		2019		2018
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and reserves at the Central Bank of Brazil	15,835,124	-	15,359,225	-	6,947,282	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	27,012,315	7,867,168	3,349,879	3,210,360	1,211,296	101,833
Financial assets measured at fair value through other comprehensive income	17,062,156	-	20,386,034	-	7,049,727	-
Financial assets/liabilities measured at amortized cost	52,002,476	118,142,613	68,996,884	44,140,284	17,912,203	35,567,194
Total	111,912,071	126,009,781	108,092,022	47,350,644	33,120,508	35,669,027

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

The total of the future minimum payments of non-cancellable operating leases is shown below:

	2020	2019	2018

Up to 1 Year	670,619	651,207	670,553
Between1 to 5 Years	1,607,995	1,492,289	1,435,970
More than 5 Years	171,420	147,125	167,868
	2,450,034	2,290,621	2,274,391

Additionally, Banco Santander has contracts with no contractual maturity, totaling R$918 (2018 - R$674) monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses in 2019 fiscal year were R$700,958 (2018 - R$683,011).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

g) Contingent assets

On December 31, 2020, 2019 and 2018 no contingent assets were recorded.

h) COVID-19

The Bank monitors the effects of this pandemic that affect its operations and that may adversely affect its results. Since the beginning of the pandemic in Brazil, Committees have been set up to monitor the effects of the spread and its impacts, in addition to government actions to mitigate the effects of COVID-19.

The Bank maintains its operational activities, observing the protocols of the Ministry of Health and other Authorities. Among the actions taken, we highlight (a) the dismissal of employees from the risk group and intensification of work in the home office, (b) the definition of a follow-up protocol, with health professionals, for employees and family members who have the symptoms of COVID19 and (c) increased communication about preventive measures and remote means of care.

The Federal Government through the National Monetary Council and the Central Bank of Brazil has adopted measures to mitigate the impacts caused by COVID-19, specifically on credit operations, fundraising, reduction of reserve requirements and aspects related to capital, such as ( a) measures to facilitate the renegotiation of credit operations without an increase in provisions, (b) a reduction in capital requirements, in order to expand the credit system's ability to grant credit and (c) a reduction in reserve requirements. , to improve liquidity conditions.

The Bank, aware of its responsibilities, made adjustments to its policies in order to respond to the COVID-19 pandemic and adopted measures such as those shown below:

• Extensions for individuals were granted with a 2-month grace period with the possibility of extension for another month.

• In the case of a legal entity, extensions were granted with a grace period of up to 6 months in line with BNDES (National Bank for Economic and Social Development).

The extensions were granted from March to September 2020.

Consolidated Financial Statements | December 31, 2020 | F-111

Throughout 2020, the position of extensions in response to the Pandemic COVID-19 reached 1,728,197 customers, R$ 40,592 million in extended credit, equivalent to 9.72% of the total credit portfolio, as shown below:

Thousand of reais
	Total Extended Portfolio	Of which: expired	Total Portfolio	% Portfolio Extended
Commercial and industrial	11,277,454	8,876,863	191,281,653	5.90%
Mortgage loans - construction	14,061,449	13,569,186	45,791,869	30.71%
Loans to individuals	15,193,901	15,062,757	178,652,145	8.50%
Leasing	59,404	29,388	2,096,359	2.83%
Total*	40,592,207	37,538,194	417,822,027	9.72%

* The total portfolio excludes exposures not accounted for in the balance sheet

Of the total extensions expired on December 31, 2020 of R$37,538 million, R$28,348 million were in stage 1, R$6,608 million in stage 2 and R$2,567 million in stage 3.

The scenario of uncertainties caused by the Pandemic COVID-19 brought an increase in expected losses, for which continuous monitoring has been maintained.

In response, in 2020, the Bank constituted an additional provision in the amount of R$3,200,000 (R$1,411,000 in stage 1, R$1,120,000 in stage 2 and R$669,000 in stage 3). This provision was calculated based on the analysis of the potential macroeconomic effects and took into account not only quantitative and qualitative indicators, but also the adequate and accurate identification of risks and a collective assessment of exposures.

For the expected losses estimation, prospective information is taken into account. Santander Brazil considers three macroeconomic scenarios, periodically updated. The evolution for a period of five years of the main macroeconomic indicators used to estimate the expected losses in Santander Brazil is as follows (before pandemic impacts):

	Pessimistic Scenarios					Base Scenarios					Optimistic Scenarios

Variables	2020	2021	2022	2023	2024	2020	2021	2022	2023	2024	2020	2021	2022	2023	2024
Interest Rate	7.0%	9.5%	9.0%	9.0%	9.0%	4.5%	5.5%	6.0%	6.0%	6.0%	3.5%	3.8%	5.0%	5.0%	5.0%
Unemployment Rate	12.8%	15.9%	17.7%	18.2%	17.9%	10.8%	10.2%	9.7%	8.8%	8.5%	10.1%	8.9%	7.8%	6.8%	6.6%
Housing Price Change	-2.3%	-2.4%	-1.2%	-0.3%	0.0%	0.8%	2.1%	3.6%	3.5%	3.5%	2.5%	7.2%	7.7%	7.3%	7.3%
GDP Growth	-3.0%	-3.3%	-1.7%	-0.9%	1.9%	2.3%	2.2%	2.4%	2.5%	2.5%	4.4%	5.0%	4.6%	4.5%	3.7%
Burden Income	21.0%	21.5%	22.0%	22.0%	22.0%	20.4%	20.4%	20.4%	20.4%	20.4%	19.5%	19.0%	18.8%	18.9%	18.9%

Each macroeconomic scenario is associated with a determined likelihood of occurrence. Regarding its assignation, Santander Brazil links the highest weight to the base scenarios whilst links the lowest weights to the most extreme scenarios:

Scenarios Weights	2020	2019	2018
Pessimistic scenarios	10%	10%	10%
Base scenarios	80%	80%	80%
Optimistic scenarios	10%	10%	10%

Regarding the scenarios considering the pandemic used to calculate the post-model adjustment (used for accounting purposes), the projected evolution of the main macroeconomic indicators for a period of five years is shown below:

4Q	Pessimistic Scenarios					Base Scenarios					Optimistic Scenarios

Variables	2020	2021	2022	2023	2024	2020	2021	2022	2023	2024	2020	2021	2022	2023	2024
Interest Rate	2.0%	3.5%	9.0%	9.0%	9.0%	2.0%	2.8%	4.8%	6.0%	6.0%	2.0%	2.8%	4.8%	6.0%	6.0%
Unemployment Rate	15.2%	19.2%	19.0%	18.6%	18.0%	15.2%	12.4%	11.4%	10.7%	9.8%	15.2%	12.4%	11.4%	10.7%	9.8%
Housing Price Change	-1.9%	-2.7%	-1.4%	-0.2%	1.5%	-1.9%	1.6%	3.1%	3.3%	3.3%	-1.9%	1.6%	3.1%	3.3%	3.3%
GDP Growth	-4.0%	-6.0%	-1.8%	2.4%	1.2%	-4.0%	3.8%	2.5%	2.4%	2.5%	-4.0%	3.8%	2.5%	2.4%	2.5%
Burden Income	21.3%	22.3%	22.7%	23.2%	23.0%	21.3%	20.9%	20.8%	20.7%	20.7%	21.3%	20.9%	20.8%	20.7%	20.7%

The sensitivity analysis of the main portfolios expected loss to variations of +/- 100 bps for the macroeconomic variables used in the construction of the scenarios is as follows:

	Change in Provision

	Consumer%	Corporate%	Rest%
GDP Growth
-100 bp	0.89	1.66	0.75
+ 100 bp	(0.91)	(1.49)	(0.41)
Burden Income
-100 bp	(0.82)	1.56	(0.43)
+ 100 bp	1.61	0.69	1.49
Interest Rate (Selic)
-100 bp	(1.43)	0.55	(0.29)
+ 100 bps	2.11	8.42	1.54

44.	Business segment reporting

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

Based on these guidelines, the Bank has identified the following reportable operating segments:

Consolidated Financial Statements | December 31, 2020 | F-112

* Values expressed in thousands, except when indicated.

• Commercial Banking.

• Global Wholesale Banking.

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

The income statements and other significant data are as follows:

Thousand of reais	2020

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	41,457,352	2,985,361	44,442,713
Income from equity instruments	3,617	30,137	33,754
Income from companies accounted for by the equity method	84,051	28,210	112,261
Net fee and commission income	14,405,280	1,822,934	16,228,214
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(13,515,305)	1,812,403	(11,702,902)
Other operating expense (net)	(767,088)	(105,422)	(872,510)
TOTAL INCOME	41,667,906	6,573,623	48,241,529
Personnel expenses	(8,139,785)	(731,697)	(8,871,482)
Other administrative expenses	(7,634,670)	(608,808)	(8,243,478)
Depreciation and amortization	(2,488,517)	(90,610)	(2,579,127)
Provisions (net)	(1,638,787)	(17,759)	(1,656,546)
Impairment losses on financial assets (net)	(17,379,570)	(70,619)	(17,450,189)
Impairment losses on non-financial assets (net)	(28,403)	(56,504)	(84,907)
Other non-financial gains (losses)	308,176	—	308,176
OPERATING PROFIT BEFORE TAX (1)	4,666,350	4,997,625	9,663,975
Currency Hedge(1)	13,583,011	—	13,583,011
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,249,361	4,997,626	23,246,987

Consolidated Financial Statements | December 31, 2020 | F-113

* Values expressed in thousands, except when indicated.

Thousand of reais	2019
(Condensed) Income Statement
NET INTEREST INCOME	Commercial Banking	Global Wholesale Banking	Total
Income from equity instruments
Income from companies accounted for by the equity method	42,043,774	2,277,333	44,321,107
Net fee and commission income	4,864	14,069	18,933
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	149,488	-	149,488
Other operating expense (net)	13,923,272	1,789,880	15,713,152
TOTAL INCOME	(1,541,343)	1,215,351	(325,992)
Personnel expenses	(1,069,052)	(38,668)	(1,107,720)
Other administrative expenses	53,511,003	5,257,965	58,768,968
Depreciation and amortization	(8,554,254)	(773,460)	(9,327,714)
Provisions (net)	(7,139,828)	(473,984)	(7,613,812)
Impairment losses on financial assets (net)	(2,297,010)	(94,847)	(2,391,857)
Impairment losses on non-financial assets (net)	(3,668,709)	(12,877)	(3,681,586)
Other non-financial gains (losses)	(13,423,361)	53,455	(13,369,906)
OPERATING PROFIT BEFORE TAX (1)	(73,216)	(58,219)	(131,435)
Currency Hedge(1)	20,489	-	20,489
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,375,114	3,898,033	22,273,147
NET INTEREST INCOME	1,264,279	-	1,264,279
Income from equity instruments	19,639,393	3,898,033	23,537,426

(1) Includes, in the Commercial Bank, the currency hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under “on financial assets and liabilities "fully offset in the line of Taxes.

Thousand of reais	2018

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	39,390,512	2,530,830	41,921,342
Income from equity instruments	9,974	22,649	32,623
Income from companies accounted for by the equity method	65,958	—	65,958
Net fee and commission income	12,537,112	1,595,047	14,132,159
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(6,752,093)	1,162,820	(5,589,273)
Other operating expense (net)	(965,466)	(90,384)	(1,055,850)
TOTAL INCOME	44,285,998	5,220,961	49,506,959
Personnel expenses	(8,404,198)	(801,809)	(9,206,007)
Other administrative expenses	(7,186,035)	(400,096)	(7,586,131)
Depreciation and amortization	(1,637,484)	(102,475)	(1,739,959)
Provisions (net)	(1,947,578)	(52,026)	(1,999,604)
Impairment losses on financial assets (net)	(12,419,979)	(293,456)	(12,713,435)
Impairment losses on non-financial assets (net)	(450,201)	(58,109)	(508,310)
Other non-financial gains (losses)	156,258	—	156,258
OPERATING PROFIT BEFORE TAX (1)	12,396,779	3,512,992	15,909,771
Currency Hedge(1)	5,867,320	—	5,867,320
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,264,099	3,512,992	21,777,091

(1) Includes, at Banco Comercial, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate variation of offshore investments on net income), the result of which is recorded in “Gains (losses) on financial assets and liabilities ”fully offset in the Tax line.

	2020
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	839,962,420	96,239,065	936,201,485
Loans and advances to customers	317,553,409	76,214,628	393,768,037
Customer deposits	322,328,033	123,485,939	445,813,972
	2019
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	677,139,468	85,097,984	762,237,452
Loans and advances to customers	259,644,994	67,054,486	326,699,480
Customer deposits	253,313,187	83,201,410	336,514,597
	2018
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	646,128,672	77,736,335	723,865,007
Loans and advances to customers	237,411,240	64,280,147	301,691,387
Customer deposits	227,689,079	76,508,721	304,197,800
45.	Related party transactions

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

a) Key-person management compensation

The Bank's Board of Directors' Meeting held on March 26, 2020 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for the maximum global compensation for the Directors (Board of Directors and Executive Board) for the year 2020, in the amount up to R$400,000,000 (four hundred million reais), covering fixed, variable and share-based compensation and other benefits, The proposal was the subject of a resolution at the Annual General Meeting (AGM) to be held on April 30, 2020.

Consolidated Financial Statements | December 31, 2020 | F-114

* Values expressed in thousands, except when indicated.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousand of reais	2020	2019	2018

Fixed Compensation	90,889	89,518	90,580
Variable Compensation - in cash	83,352	70,816	48,526
Variable Compensation - in shares	81,306	80,832	34,155
Others (1)	47,832	46,937	54,494
Total Short-Term Benefits	303,379	288,103	227,755
Variable Compensation - in cash	98,407	92,704	31,797
Variable Compensation - in shares	97,729	102,046	30,060
Total Long-Term Benefits	196,136	194,750	61,857
Total (2)	499,515	482,853	289,612
(1)	In the first half of 2018, Banco Santander management decided to provision and settle a certain benefit in advance, which was practiced by the Bank's liberality.
(2)	Refers to the amount recognized as an expense for the year ended December 31, 2019 and deferred expense from previous years approved on each respective year, by Banco Santander and its subsidiaries to their Directors for the positions they hold at Banco Santander and other companies of the Santander Conglomerate. The amounts related to the Variable and Share-Based Compensation will be paid in the subsequent periods.

Additionally, in the exercise ended on December 31, 2020, withholding taxes were collected on management compensation in the amount of R$29,162 (2019 - R$33,912 and 2018 - R$36,356).

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

Consolidated Financial Statements | December 31, 2020 | F-115

* Values expressed in thousands, except when indicated.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2020, 2019 and 2018:

	2020
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B,V, (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S,L, (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.07%	-	0.0%	2,696	0.04%
Employees	2,046	0.05%	2,046	0.06%	4,092	0.05%
Directors (*)	4,034	0.11%	4,034	0.11%	8,067	0.11%
Others	353,616	9.3%	381,420	10.4%	735,036	9.8%
Total	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100%	3,679,836	100%	7,498,531	100%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%
	2019
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S,L, (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B,V, (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Directors (*)	4,525	0.1%	4,524	0.1%	9,049	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total	3,801,993	99.6%	3,663,133	99,5%	7,465,126	99,6%
Treasury shares	16,702	0.4%	16,702	0.5%	33,404	0.4%
Total	3,818,695	100%	3,679,835	100%	7,498,530	100%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

	2018
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S,L, (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B,V, (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.2%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,986	0.1%	2,987	0.1%	5,973	0.1%
Administrators (*)	3,930	0.1%	3,930	0.1%	7,860	0.1%
Others	359,242	9.4%	387,045	10.5%	746,287	9.9%
Total	3,805,378	99.7%	3,666,519	99.6%	7,471,897	99.6%
Treasury shares	13,317	0.3%	13,317	0.4%	26,634	0.4%
Total	3,818,695	100%	3,679,836	100%	7,498,531	100%
Free Float (2)	362,228	9.5%	390,032	10.6%	752,260	10.0%

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

Consolidated Financial Statements | December 31, 2020 | F-116

* Values expressed in thousands, except when indicated.

Beginning in 2018, transactions and balances with key management personnel are shown. The main transactions and balance are as follows:

Thousand of reais			2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	2,966,012	3,589,575	8,962,950
Financial assets for trading	(1,326,965)	-	(2,527,296)
Banco Santander, S.A. – Espanha (1)	(1,326,965)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(211,154)
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(2,316,142)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	4,240,680	3,587,028	10,446,557
Banco Santander, S.A. – Espanha (3)	4,240,680	-	-
PSA Corretora de Seguros e Serviços Ltda	-	-	113
Santander Digital Assets, SL	-	-	8,105
Santander Bank, National Association	-	-	10,315,450
Banco Santander Totta, S.A. (2)	-	-	1,250
Bank Zachodni (2)	-	-	171
Santander UK plc	-	-	92,703
Banco Santander, S.A. – México (2)	-	-	27,993
Banco RCI Brasil S.A.	-	3,587,028	-
Hyundai Corretora de Seguros Ltda	-	-	3
Integry Tecnologia e Serviços A,H,U Ltda,	-	-	45
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	532
Santander Global Technology, S,L,, SOCI	-	-	192
Loans and advances to customers	-	-	998,063
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	823,467
Zurich Santander Brasil Seguros S.A. (4)	-	-	57,081
Webmotors S.A.	-	-	18,455
Banco Santander Espanha (1)	-	-	224
Isban Mexico, S.A. de C,V,	-	-	122
Gesban Servicios Administrativos Globales, S,L,	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Gestora de Inteligência de Crédito	-	-	66,667
Loop Gestão de Patios S.A.	-	-	11,966
Key management Personnel (5)	-	-	19,889
Other Assets	52,297	2,547	34,589
Banco Santander, S.A. – Espanha (1)	52,297	-	-
Banco RCI Brasil S.A.	-	2,547	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	34,589
Guarantees and Limits	-	-	11,038
Key management Personnel (5)	-	-	11,038
Liabilities	(24,084,795)	(226,046)	(1,779,587)
Deposits of Brazil Central Bank and deposits of credit institutions	(10,456,623)	(226,046)	(37,214)
Banco Santander, S.A. – Espanha (1)	(10,456,623)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(36,390)
Loop Gestão de Pátios S.A.	-	-	(824)
Banco RCI Brasil S.A.	-	(226,046)	-
Securities	-	-	(117,368)
Key management Personnel (5)	-	-	(117,368)
Customer deposits	-	-	(869,888)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(64,836)
Santander Brasil Gestão de Recursos Ltda	-	-	(335)
Webmotors S.A.	-	-	(1,411)
Santander Securities Services Brasil DTVM S.A.	-	-	(581,543)
Santander Brasil Asset (2)	-	-	(100)
Gestora de Inteligência de Crédito	-	-	(149,257)
Key management Personnel (5)	-	-	(36,762)
Others	-	-	(35,644)
Other financial liabilities - Dividends and interest on capital Payable	(508,491)	-	-
Banco Santander Espanha	(195)	-	-
Grupo Empresarial Santander, S,L, (1)	(239,890)	-	-
Sterrebeeck B,V, (1)	(268,406)	-	-
Other Payables	(21)	-	(755,117)
Banco Santander Espanha (1)	(21)	-	-
Santander Brasil Asset (2)	-	-	(95)
Santander Securities Services Brasil DTVM S.A.	-	-	(9,373)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(78,686)
Key management Personnel (5)	-	-	(633,276)
Others	-	-	(33,687)
Debt Instruments Eligible to Compose Capital	(13,119,660)	-	-
Banco Santander Espanha (1)	(13,119,660)	-	-

Consolidated Financial Statements | December 31, 2020 | F-117

* Values expressed in thousands, except when indicated.

Thousand of Reais			2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	5,294,152	4,387,013	874,668
Financial assets for trading - Derivatives net	(763,547)	-	(113,931)
Banco Santander, S.A. – Espanha (1)	(763,547)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(113,931)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	5,896,120	-	70,261
Banco Santander, S.A. – Espanha (3)	5,896,120	-	-
Banco Santander Totta, S.A. (2)	-	-	7,921
Bank Zachodni (2)	-	-	94
Santander UK plc	-	-	16,701
Banco Santander, S.A. – México (2)	-	-	45,545
Loans and advances to customers	912	20,367	884,696
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	814,320
Zurich Santander Brasil Seguros S.A.	-	-	58,778
Webmotors S.A.	-	20,367	-
Banco Santander Espanha (1)	912	-	-
Isban Mexico, S.A. de C,V,	-	-	122
Gesban Servicios Administrativos Globales, S,L,	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Key management Personnel (5)	-	-	11,284
Loans and other values with credit institutions (1)	86,638	4,365,518	192
Banco Santander, S.A. – Espanha (1)	86,638	-	-
Banco RCI Brasil S.A.	-	4,365,518	-
Santander Global Technology, S,L,, SOCI	-	-	192
Other Assets	74,029	1,128	28,476
Banco Santander, S.A. – Espanha (1)	74,029	-	-
Banco RCI Brasil S.A.	-	1,128	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	28,476
Guarantees and Limits	-	-	4,974
Key Management personnel (5)	-	-	4,974
Liabilities	(17,105,753)	(169,103)	(1,529,828)
Deposits of Brazil Central Bank and deposits of credit institutions	(42,060)	(167,017)	(20,571)
Banco Santander, S.A. – Espanha (1)	(42,060)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(20,571)
Banco RCI Brasil S.A.	-	(167,017)	-
Securities obligations	-	-	(89,074)
Key management personnel (5)	-	-	(89,074)
Customer deposits	-	(2,086)	(1,008,416)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(199,934)
Santander Brasil Gestão de Recursos Ltda	-	-	(332,916)
Webmotors S.A.	-	(2,082)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(404,427)
Santander Brasil Asset (2)	-	-	(16,762)
Key Management personnel (5)	-	-	(36,104)
Others	-	(4)	(18,273)
Other financial liabilities - Dividends and interest on capital Payable	(6,874,602)	-	(12,226)
Banco Santander, S.A. – Espanha (1)	(1,067,623)	-	-
Grupo Empresarial Santander, S,L, (1)	(2,177,207)	-	-
Sterrebeeck B,V, (1)	(3,629,772)	-	-
Banco Madesant (2)	-	-	(1,948)
Key Management personnel (5)	-	-	(10,278)
Other Payables	(13,130)	-	(399,541)
Banco Santander, S.A. – Espanha (1)	(13,130)	-	-
Santander Brasil Asset	-	-	(7,203)
Santander Securities Services Brasil DTVM S.A.	-	-	(5,066)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(21,219)
Key Management personnel (5)	-	-	(357,249)
Others	-	-	(8,804)
Debt Instruments Eligible to Compose Capital	(10,175,961)	-	-
Banco Santander, S.A. – Espanha (1)	(10,175,961)	-	-

Consolidated Financial Statements | December 31, 2020 | F-118

* Values expressed in thousands, except when indicated.

Thousand of Reais			2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Assets	8,169,537	3,112,734	1,381,770
Financial assets for trading - Derivatives net	(72,815)	205,337	266,027
Banco Santander, S.A. – Espanha (1)	(72,815)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	266,027
Banco RCI Brasil S.A.	-	205,337	-
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	8,194,590	-	146,988
Banco Santander Espanha (3)	8,194,590	-	-
Banco Santander Totta, S.A. (2)	-	-	7,883
Abbey National Treasury Services Plc (2)	-	-	87,260
Bank Zachodni (2)	-	-	193
Santander UK plc	-	-	46,615
Banco Santander, S.A. – México (2)	-	-	5,037
Loans and advances to customers	347	-	966,462
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	913,875
Zurich Santander Brasil Seguros S.A. (4)	-	-	45,851
Banco Santander Espanha (1)	347	-	-
Isban Mexico, S.A. de C,V,	-	-	122
Gesban Servicios Administrativos Globales, S,L,	-	-	23
Santander Brasil Gestão de Recursos Ltda	-	-	169
Santander Securities Services Brasil Participações S.A. (2)	-	-	927
Key management personnel (5)	-	-	5,495
Loans and other values with credit institutions (1)	15,143	2,905,947	2,293
Banco Santander Espanha	15,143	-	-
Banco RCI Brasil S.A.	-	2,905,947	-
BHJV Assessoria e Consultoria em Gestão Empresarial LTDA	-	-	10
Produban Brasil Tecnologia	-	-	2,091
Santander Global Technology, S,L,, SOCI	-	-	192
Other Assets	32,272	1,450	-
Banco Santander Espanha	32,272	-	-
Banco RCI Brasil S.A.	-	1,450	-
Liabilities	(23,166,005)	(38,380)	(2,975,342)
Deposits of Brazil Central Bank and deposits of credit institutions	(107,084)	(36,871)	(1,410,619)
Banco Santander, S.A. – Espanha (1)	(107,084)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado (2)	-	-	(1,151,399)
Banco Santander Río S.A. (2)	-	-	(259,220)
Banco RCI Brasil S.A.	-	(36,871)	-
Securities obligations	-	-	(96,133)
Key management personnel (5)	-	-	(96,133)
Customer deposits	-	(1,509)	(1,134,675)
Santander Securities Services Brasil Participações S.A. (2)	-	-	(58,968)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(234,249)
Gestora de Inteligência de Crédito	-	-	(190,674)
Santander Brasil Gestão de Recursos Ltda	-	-	(126,988)
Webmotors S.A.	-	(1,509)	-
Santander Securities Services Brasil DTVM S.A.	-	-	(427,209)
Santander Brasil Asset (2)	-	-	(18,639)
Key management personnel (5)	-	-	(37,889)
Others	-	-	(40,059)
Other financial liabilities - Dividends and interest on capital Payable	(3,922,473)	-	(5,544)
Banco Santander, S.A. – Espanha (1)	(609,159)	-	-
Grupo Empresarial Santander, S,L, (1)	(1,242,259)	-	-
Sterrebeeck B,V, (1)	(2,071,055)	-	-
Banco Madesant (2)	-	-	(1,112)
Key management personnel (5)	-	-	(4,432)
Other Payables	(9,603)	-	(424,504)
Banco Santander, S.A. – Espanha (1)	(9,603)	-	-
Santander Brasil Asset	-	-	(14,476)
Santander Securities Services Brasil DTVM S.A.	-	-	(4,291)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(16,924)
Key management personnel (5)	-	-	(381,292)
Others	-	-	(7,521)
Debt Instruments Eligible to Compose Capital	(19,126,845)	-	-
Banco Santander Espanha	(19,126,845)	-	-
(*) All loans and other amounts with related parties were made in the normal course of business and on a sustainable basis, including interest rates and guarantees and do not involve risks greater than normal collection or have other disadvantages.

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Espanha (note 1-a), through the subsidiaries Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the parent company's subsidiaries (Banco Santander Espanha).

(3) As of December 31, 2020, it refers to cash and cash equivalents in the amount of R $ 2,459,371 (2019 - R $ 1,089,578 and 2018 - R $ 1,515,437).

(4) Significant influence of Banco Santander Espanha.

(5) The balance with key management personnel refers to operations contracted prior to the term of the mandates.

Consolidated Financial Statements | December 31, 2020 | F-119

* Values expressed in thousands, except when indicated.

Thousand of Reais	2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(2,164,484)	204,209	1,442,100
Interest and similar income - Loans and amounts due from credit institutions	13,934	185,646	1,485
Banco RCI Brasil S.A.	13,934	—	—
Pessoal Chave da Administração	—	185,646	—
Key management personnel	—	—	1,485
Guarantees and Limits	—	—	61
Key management personnel	—	—	61
Interest expense and similar charges - Customer deposits	—	—	(19,215)
Santander Brasil Gestão de Recursos Ltda	—	—	(5.664)
Gestora de Inteligência de Crédito	—	—	(1.039)
Webmotors S.A.	—	—	(2)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	—	—	(7.198)
Pessoal Chave da Administração	—	—	(4.657)
Others	—	—	(655)
Interest expense and similar charges - Deposits from credit institutions	(569,355)	(6,226)	(15,032)
Banco Santander – Espanha	(569,355)	—	—
Banco RCI Brasil S.A.	—	(6,226)	—
SAM Brasil Participações	—	—	(3)
Santander Securities Services Brasil DTVM S.A. (2)	—	—	(14,645)
Santander Asset management, S.A. SGIIC,	—	—	(384)
Fee and commission income (expense)	(2,002)	24,789	3,092,951
Banco Santander – Espanha	(2,002)	—	—
Banco RCI Brasil S.A.	—	24,789	—
Banco Santander International	—	—	45,261
Webmotors S.A.	—	—	223
Zurich Santander Brasil Seguros S.A.	—	—	321,008
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	2,706,398
Key management personnel	—	—	308
Others	—	—	19,753
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(541,693)	—	(413,101)
Banco Santander, S.A. – Espanha	(541,693)	—	—
Real Fundo de Investimento Multimercado Santillana Credito Privado	—	—	(396,689)
Santander Securities Services Brasil DTVM S.A. (2)	—	—	(4,662)
Zurich Santander Brasil Seguros e Previdência S.A.	—	—	(17,344)
Key management personnel	—	—	180
Others	—	—	5,414
Administrative expenses and Amortization	(202,787)	—	(1,354,006)
Banco Santander, S.A. – Espanha	(202,787)	—	—
ISBAN Chile S.A.	—	—	(20)
Aquanima Brasil Ltda,	—	—	(52,431)
TECBAN - Tecnologia Bancaria Brasil	—	—	(364,349)
Santander Securities Services Brasil DTVM S.A. (2)	—	—	(46,813)
Santander Global Technology, S,L,, SOCI	—	—	(358,364)
Key management personnel	—	—	(499,514)
Others	—	—	(32,515)
Others Administrative expenses - Donation	—	—	(19,630)
Santander Cultural	—	—	(330)
Fundação Santander	—	—	(1,600)
Instituto Escola Brasil	—	—	(700)
Fundação Sudameris	—	—	(17,000)
Result on the sale of assets not classified as non-current assets held for sale	—	—	168,588
Super Pagamentos e Administração de Meios Eletrônicos S.A.	—	—	168,588
Debt Instruments Eligible to Compose Capital	(862,581)	—	—
Banco Santander Espanha	(862,581)	—	—

Consolidated Financial Statements | December 31, 2020 | F-120

* Values expressed in thousands, except when indicated.

Thousand of Reais			2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(1,458,386)	226,141	1,254,022
Interest and similar income - Loans and advances to customers	219,060	437,322	630
Interest and similar income - Loans and amounts due from credit institutions	109,530	218,661	630
Banco Santander Espanha	109,530	-	-
Banco RCI Brasil S.A.	-	218,661	-
Key management personnel	-	-	630
Guarantees and Limits	-	-	24
Key management personnel	-	-	24
Interest expense and similar charges - Customer deposits	-	(25)	(27,433)
Santander Brasil Gestão de Recursos Ltda	-	-	(16,387)
Gestora de Inteligência de Crédito	-	-	(3,275)
Webmotors S.A.	-	(25)	-
Key management personnel	-	-	(7,747)
Others	-	-	(24)
Interest expense and similar charges - Deposits from credit institutions	(174)	(3,375)	(96,579)
Banco Santander – Espanha	(174)	-	-
Banco RCI Brasil S.A.	-	(3,375)	-
SAM Brasil Participações	-	-	(37)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(67,821)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(27,595)
Santander Asset Management, S.A. SGIIC,	-	-	(1,126)
Fee and commission income (expense)	2,310	10,418	2,635,325
Banco Santander – Espanha	2,310	-	-
Banco RCI Brasil S.A.	-	10,201	-
Banco Santander International	-	-	35,294
Webmotors S.A.	-	217	-
Zurich Santander Brasil Seguros S.A.	-	-	231,920
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,356,596
Key management personnel	-	-	343
Others	-	-	11,172
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(724,169)	462	44,858
Banco Santander, S.A. – Espanha	(724,169)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(598)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(2,297)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	43,858
Key management personnel	-	-	168
Others	-	462	3,727
Administrative expenses and Amortization	(153,332)	-	(1,283,788)
Banco Santander, S.A. – Espanha	(153,332)	-	-
ISBAN Chile S.A.	-	-	(28)
Aquanima Brasil Ltda,	-	-	(32,032)
TECBAN - Tecnologia Bancaria Brasil	-	-	(345,610)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(49,241)
Santander Global Technology, S,L,, SOCI	-	-	(336,952)
Key management personnel	-	-	(482,852)
Others	-	-	(37,073)
Others Administrative expenses - Donation	-	-	(19,015)
Fundação Santander	-	-	(1,615)
Instituto Escola Brasil			(1,300)
Fundação Sudameris	-	-	(16,100)
Debt Instruments Eligible to Compose Capital	(692,551)	-	-
Banco Santander Espanha	(692,551)	-	-

Consolidated Financial Statements | December 31, 2020 | F-121

* Values expressed in thousands, except when indicated.

Thousand of Reais			2018
	Parent (1)	Joint-controlled companies	Other Related-Party (2)
Income	(972,799)	192,889	1,323,622
Interest and similar income - Loans and advances to customers	272,500	273,332	1,541
Key management personnel	-	-	461
Interest and similar income - Loans and amounts due from credit institutions	136,250	136,666	1,080
Banco Santander Espanha	136,250	-	-
Banco RCI Brasil S.A.	-	136,666	-
Abbey National Treasury Services Plc	-	-	157
Cibrasec	-	-	923
Interest expense and similar charges - Customer deposits	-	(92)	(23,146)
ISBAN Brasil S.A.	-	-	(90)
Santander Brasil Gestão de Recursos Ltda	-	-	(8,329)
Santander Cultural	-	-	(36)
Gestora de Inteligência de Crédito	-	-	(5,743)
Webmotors S.A.	-	(92)	-
Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A.)	-	-	(215)
Key management personnel	-	-	(8,707)
Others	-	-	(27)
Interest expense and similar charges - Deposits from credit institutions	(6,889)	(5,871)	(134,896)
Banco Santander – Espanha	(6,889)	-	-
Banco RCI Brasil S.A.	-	(5,871)	-
Santander Securities Services Brasil Participações S.A. (2)	-	-	(26,378)
SAM Brasil Participações	-	-	(47)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(102,928)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(4,442)
Santander Asset Management, S.A. SGIIC,	-	-	(1,101)
Fee and commission income (expense)	6,213	32,960	2,653,014
Banco Santander – Espanha	6,213	-	-
Banco RCI Brasil S.A.	-	31,981	-
Banco Santander International	-	-	30,789
Webmotors S.A.	-	979	-
Zurich Santander Brasil Seguros S.A.	-	-	300,868
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,302,295
Key management personnel	-	-	355
Others	-	-	18,707
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(680,903)	29,226	(199,985)
Banco Santander, S.A. – Espanha	(680,903)	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(210,324)
Abbey National Treasury Services Plc	-	-	(17,726)
Banco RCI Brasil S.A.	-	29,226	-
Santander Securities Services Brasil DTVM S.A.	-	-	1,312
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	40,305
Key management personnel	-	-	239
Others	-	-	(13,791)
Administrative expenses and Amortization	-	-	(952,432)
ISBAN Brasil S.A.	-	-	(14,210)
Santander Brasil Tecnologia S.A. (atual denominação da Produban Serviços de Informática S.A.)	-	-	(33,567)
ISBAN Chile S.A.	-	-	(24)
Aquanima Brasil Ltda,	-	-	(30,021)
TECBAN - Tecnologia Bancaria Brasil	-	-	(313,433)
Santander Securities Services Brasil DTVM S.A.	-	-	(46,884)
Santander Global Technology, S,L,, SOCI	-	-	(175,466)
Key management personnel			(289,612)
Others	-	-	(49,216)
Others Administrative expenses - Donation	-	-	(20,013)
Santander Cultural	-	-	(2,748)
Fundação Santander	-	-	(1,330)
Fundação Sudameris	-	-	(15,935)
Debt Instruments Eligible to Compose Capital	(427,470)	-	-
Banco Santander Espanha	(427,470)	-	-

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

Consolidated Financial Statements | December 31, 2020 | F-122

* Values expressed in thousands, except when indicated.

46.	Risk management

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

Consolidated Financial Statements | December 31, 2020 | F-123

* Values expressed in thousands, except when indicated.

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

The credit risk management structure is made up of departments that operate from the point of view of portfolio management and credit analysis and decision nuclei in an individualized way in Individuals, Companies and Wholesale. A specific area's mission is to consolidate portfolios and their respective risks, subsidizing management, as well as the Group's headquarters in Spain, with an integrated view of risks.

The credit risk management structure is made up of departments that operate from the point of view of managing the retail and wholesale portfolios. A specific area's mission is to consolidate portfolios and their respective risks, subsidizing management, as well as the Group's headquarters in Spain, with an integrated view of risks.

A specific structure is responsible for serving internal and external regulators, supervisors and auditors.

It has a core called ERM-Enterprise risk management, integrated by a set of functions, transversal to all risks, necessary for its adequate management. The areas of Methodology (development and parameterization of models) are part of this structure; Decision Engines; Credit Risk Control; Risk Control and Performance covering Risk Culture); Integrated management and Relationship with Supervisors and Local Provision & IFRS9.

Consolidated Financial Statements | December 31, 2020 | F-124

* Values expressed in thousands, except when indicated.

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

The table shown in note 9.b shows the portfolio by the internal risk rating levels and their probability of default.

Consolidated Financial Statements | December 31, 2020 | F-125

* Values expressed in thousands, except when indicated.

Thousand of reais	2020	2019	2018

By maturity
Less than 1 Year	219,062,744	186,196,849	186,373,511
Between 1 and 5 years	147,013,817	117,841,564	99,309,551
More than 5 years	51,745,465	43,218,247	36,250,128
Loans and advances to customers, gross	417,822,026	347,256,660	321,933,190

By internal classification of risk
Low (1)	347,315,356	257,133,115	240,440,294
Medium-low (1)	24,277,405	56,549,196	50,485,682
Medium (2)	26,231,871	11,754,806	11,967,262
Medium-High (2)	3,896,457	8,512,386	7,722,198
High (3)	16,100,937	13,307,156	11,317,754
Loans and advances to customers, gross	417,822,026	347,256,660	321,933,190
(1)	Transactions classifieds on Stage 1
(2)	Transactions classifieds on Stage 2
(3)	Transactions classifieds on Stage 3

The expected credit losses, measured using sufficient and available historical data, are shown below.

			2020

	Exposure	Probability of default(1)	Default loss
Commercial and industrial	191,281,653	5%	41%
Real Estate Credit - construction	45,791,869	3%	7%
Individual loans	178,652,145	9%	52%
Leasing	2,096,359	1%	31%

(1) Prior to Post model adjustment impacts.

			2019

	Exposure	Probability of default	Default loss
Commercial and industrial	145,387,439	7%	40%
Real Estate Credit - construction	39,720,713	3%	10%
Individual loans	160,036,668	10%	64%
Leasing	2,111,840	2%	41%
			2018

	Exposure	Probability of default	Default loss
Commercial and industrial	141,293,616	8%	42%
Real Estate Credit - construction	36,515,352	4%	12%
Individual loans	137,287,593	8%	64%
Leasing	1,836,629	5%	32%

The exposure above are related to the credit operations, The Bank understands that the exposure related to the avals and sureties and other financial assets at amortized cost have low risk,

b.3) Observed loss: measures of credit cost

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

Consolidated Financial Statements | December 31, 2020 | F-126

* Values expressed in thousands, except when indicated.

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

Risk monitoring and control

In Individual retail, customers are systematically reviewed through a daily credit rating process. This process allows for revaluations in credit exposure, allowing increases in exposure for customers with good credit quality. In case of detection of deterioration in the level of risk, actions are automatically generated to contain credit risk and preventive actions.

In the case of individualized management, the preventive detection of deterioration in the credit quality of the operation is the responsibility of the commercial manager in conjunction with the risk analyst. Additionally, risk monitoring is carried out through a permanent observation process for early identification of incidents that may occur in the evolution of operations, customers and their environment.

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

Consolidated Financial Statements | December 31, 2020 | F-127

* Values expressed in thousands, except when indicated.

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

The Executive Vice-Presidence of Risks works closely with the Executive Vice-Presidence of Financial Strategic in the credit portfolio management, which includes reducing the concentration of exposures through several techniques, such as the arrangement of guarantees to mitigate the companies risk, credit derivatives for hedge purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

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

Environmental risk

The Banco Santander's Social and Environmental Responsibility Policy (PRSA), which follows the guidelines of CMN Resolution 3232/2014 and the SARB Regulation Nº. 14 of Febraban, establishes guidelines and consolidates specific policies for socio-environmental practices in business and in relationships with stakeholders. These practices include the management of socio-environmental risks, impacts and opportunities related to topics such as adequacy in credit granting and use, supplier management and socio-environmental risk analysis, which is carried out through the analysis of clients' socio-environmental practices. and Varejo, of the Corporate segment 3 (one of the Corporate Retail segments of the Bank), which have limits or credit risk above R$ 5 million and which are part of the 14 socio-environmental care sectors. In this case, the socio-environmental risk is analyzed in order to mitigate the issues of operational risk, capital risk, credit risk and reputational risk. Since 2009, Santander has been a signatory to the Equator Principles and this set of guidelines is used to mitigate socio-environmental risks in the financing of large projects.

The mitigation of socioenvironmental risks in financing large projects is carried out based on analyzes based on the guidelines of the Equator Principles, a set of socioenvironmental criteria referenced in the International Finance Corporation (IFC) Performance Standards on Social and Environmental Sustainability and the Environmental Guidelines, Health and Safety of the World Bank Group.

The commitments assumed in the PRSA are detailed in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social and Environmental Risk Policies, as well as the Private Social Investment Policy, which aims to guide the strategy in this area. and to present guidelines for social programs that strengthen this strategy.

b.7) Credit management - Main changes

The business trends observed in the year 2020 were consistent with the trends presented 2019, where in a challenging economic scenario. The Bank maintained the good quality of its business and did not presented major variances in its delinquency ratios. In December 2020, this ratio achieved 5.55% compared to 6.75% of December 2019 and 6.98%, of December, 2018.

Consolidated Financial Statements | December 31, 2020 | F-128

* Values expressed in thousands, except when indicated.

Below is a table showing the evolution of the main credit indicators.

	2020	2019	2018

Credit risk exposure - customers (Thousand of Reais)	466,104,042	391,569,227	364,193,664
Loans and advances to customers, gross (note 9)	417,822,026	347,256,660	321,933,190
Contingent Liabilities - Guarantees and other sureties (note 43,a)	48,282,016	44,312,567	42,260,474
Non-performing loans ratio (%) - unaudited	5.55%	6.75%	6.98%
Impairment coverage ratio (%) - unaudited	110.64%	96.58%	102.42%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	25,640,488	22,625,750	22,969,315
Cost of credit (% of risk) - unaudited	4.35%	3.93%	3.90%
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

					12/31/2020
					In Reais Million
			Over-collateralized assets		Under-collateralized assets

	Carrying value of the assets	Fair value of collateral	% collateral coverage	Carrying value of the assets	Fair value of collateral	% collateral coverage
Individuals (1)	57,633	182,430	317%	3,091	2,756	89%
Mortgages	45,746	100,201	219%	46	38	83%
Very small, small and middle-market companies, corporates and foreign loans (2)	41,428	143,168	346%	56,052	42,728	76%
Total	144,807	425,799	294%	59,188	45,522	77%

(1) Vehicles and others loans.

(2) Cayman and Luxemburgo.

Unsecured loans: 213,824.

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

(1) Vehicles and others loans.

(2) Cayman and Luxemburgo.

Unsecured loans: 195,765.

Consolidated Financial Statements | December 31, 2020 | F-129

* Values expressed in thousands, except when indicated.

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

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2020, 2019 and 2018. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of Marketplace. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

Consolidated Financial Statements | December 31, 2020 | F-130

* Values expressed in thousands, except when indicated.

					2020
					In millions of Reais
Position of Accounts Subject to Interest Rate Risk	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 days	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	153	50	250	1,747	2,200
Equity Instruments	-	153	50	250	1,747	2,200
Equity Instruments	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Financial assets measured at fair value in profit or loss for trading	15,635	18,487	4,867	57,091	17,707	113,788
Debt Instruments	3,480	11,789	3,150	47,287	14,078	79,784
Equity Instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Financial assets not intended for trading Mandatory measured at the fair value of the result	439	-	-	-	-	439
Equity Instruments	439	-	-	-	-	439
Loans and Advances to Customers	-	-	-	-	-	-
Financial assets measured at fair value in other comprehensive income	3,455	3,625	12,177	63,651	22,430	105,339
Debt Instruments	3,383	3,625	12,177	63,651	22,430	105,267
Equity Instruments	72	-	-	-	-	72
Financial assets measured at amortized cost	50,776	130,066	55,339	152,438	63,844	452,462
Loans and Other Amounts with Credit Institutions	25,201	39,879	2,765	3,799	-	71,644
Loans and advances to customers	25,490	88,071	50,829	134,805	61,795	360,990
Debt Instruments	85	2,117	1,745	13,833	2,049	19,828
Total	70,305	152,331	72,433	273,429	105,728	674,227

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short Positions	45,153					45,153
Financial liabilities at amortized cost	174,848	100,497	91,433	131,589	16,667	515,035
Deposits from the Central Bank of Brazil and deposits from credit institutions	4,007	32,846	22,603	7,891	3,031	70,379
Customer deposits	163,297	44,035	61,293	98,867	203	367,694
Bonds and securities	7,544	23,616	7,537	24,832	313	63,841
Debt Instruments Eligible to Capital	-	-	-	-	13,120	13,120
Total	230,161	108,376	93,521	144,218	20,182	596,458

Consolidated Financial Statements | December 31, 2020 | F-131

* Values expressed in thousands, except when indicated.

					2019
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	3,891	1,091	737	8,444	4,446	18,609
Debt instruments	-	3	140	188	889	1,220
Equity instruments	171	-	-	-	-	171
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other Financial Assets At Fair Value Through Profit Or Loss	4,261	802	3,981	16,737	7,075	32,856
Debt instruments	2,232	802	3,981	16,737	7,075	30,827
Equity instruments	2,029	-	-	-	-	2,029
Investments Held to Maturity	98	96	280	3,679	3,981	8,134
Reserves from Brazilian Central Bank	69,663	-	-	-	-	69,663
Financial Assets Measured at Amortized Cost	28,416	75,794	51,603	112,467	54,815	323,095
Total	106,329	77,783	56,601	141,327	70,317	452,357

Interest-bearing liabilities:

Deposits from credit institutions	224,610	62,181	69,277	70,882	2,556	429,506
Subordinated debts	-	-	-	10,077	-	10,077
Marketable debt securities	3,677	25,781	19,125	28,134	3,475	80,192
Trading derivatives	4,597	1,621	1,074	9,119	3,828	20,239
Short positions	23,501	-	-	-	-	23,501
Total	256,385	89,583	89,476	118,212	9,859	563,515

Consolidated Financial Statements | December 31, 2020 | F-132

* Values expressed in thousands, except when indicated.

					2018
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	8,193	6,155	12,013	67,606	25,964	119,931
Debt instruments	5,359	5,192	8,294	58,363	23,460	100,668
Equity instruments	807	-	-	-	-	807
Trading derivatives	2,027	963	3,719	9,243	2,504	18,456
Other Financial Assets At Fair Value Through Profit Or Loss	677	9,091	368	16,702	3,577	30,415
Debt instruments	379	9,091	368	16,702	3,577	30,117
Equity instruments	298	-	-	-	-	298
Non-Current Assets Held For Sale	24	521	89	3,603	3,826	8,063
Reserves from Brazilian Central Bank	70,103	-	-	-	-	70,103
Loans and Receivables	27,387	101,441	35,900	85,318	60,966	311,012
Total	106,387	107,208	48,370	173,229	94,333	539,524
Interest-bearing liabilities:

Deposits from credit institutions	200,818	47,172	65,606	71,413	5,343	390,352
Subordinated debts	9,857	-	-	-	9,687	19,544
Marketable debt securities	13,353	20,875	14,612	30,138	9,715	88,693
Trading derivatives	1,104	1,370	3,257	9,673	3,322	18,726
Short positions	32,440	-	-	-	-	32,440
Total	257,572	69,417	83,475	111,224	28,067	549,755

Currency Risk

			2020
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	42,860	1,870	569	45,299
Loans and advances to customers	5,803	3,187	1,140	10,130
Investments in Foreign Subsidiaries and Dependence	57,914	215	-	58,129
Derivatives	125,495	10,451	2,795	138,741
Others	25,866	-	-	25,866
Total	257,937	15,723	4,504	278,164

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	61,173	384	-	61,557
Derivatives	147,911	14,449	2,854	165,214
Others	39,972	219	437	40,629
Total	249,057	15,052	3,291	267,400

Consolidated Financial Statements | December 31, 2020 | F-133

* Values expressed in thousands, except when indicated.

			2019
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	12,406	224	1	12,631
Loans and advances to customers	4,776	1,920	-	6,696
Investments in Foreign Subsidiaries and Dependence	50,193	3,557	-	53,750
Derivatives	150,538	13,053	9,712	173,303
Others	10,521	574	-	11,095
Total	228,434	19,328	9,713	257,475

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	59,416	925	49	60,390
Derivatives	169,136	20,184	8,515	197,835
Others	-	60	1,009	1,069
Total	228,552	21,169	9,573	259,294

Consolidated Financial Statements | December 31, 2020 | F-134

* Values expressed in thousands, except when indicated.

			2018
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	348,797	-	-	348,797
Loans and advances to customers	4,505	155	-	4,660
Investments in Foreign Subsidiaries and Dependence	45,345	3,390	-	48,735
Derivatives	231,240	18,163	2,490	251,893
Others	23,619	1,974	42	25,635
Total	653,506	23,682	2,532	679,720

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	390,418	462	145	391,025
Derivatives	262,396	24,809	2,391	289,596
Others	1,007	-	-	1,007
Total	653,821	25,271	2,536	681,628

c.2) Methodologies

Trading

Banco Santander calculates minimum capital requirement for market risks using the internal model since approval by Bacen in May 2018.

The standard methodology for measuring and controlling market risks applied to financial intermediation activities by Banco Santander in 2020, 2019 and 2018 was Value at Risk (VaR), which measures the maximum expected loss with a certain level of confidence, in a certain period. This methodology is based on a standard historical simulation with a 99% confidence level and a one-day horizon. Statistical adjustments were made to efficiently incorporate the most recent events that condition the level of risk assumed.

Consolidated Financial Statements | December 31, 2020 | F-135

* Values expressed in thousands, except when indicated.

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

VaR is not the only measure available to determine the risk to which an institution is exposed. It is used for its ease of understanding calculation, good reference to the level of risk incurred by the Bank, but other metrics and methodologies are also used to allow the Bank to exercise greater risk control in all markets in which it operates.

Among these measures, scenario analysis stands out, which consists of defining behavior scenarios for several financial variables and determining the impact on results by applying them to the Bank's activities. These scenarios can replicate past events (crises, for example) or else determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of the variations of the portfolios in order to detect possible incidents and correct them immediately.

A daily income account is an excellent indicator of risk, as it allows observing and detecting the impact of changes in financial variables in portfolios.

Finally, in the control of credit management activities (credits actively traded - trading book) and derivatives, due to their atypical character, specific measures are evaluated. In the case of derivatives, these measures are assessed for sensitivity to price fluctuations in the underlying (delta and gamma), volatility (vega) and time (theta). In the case of credit management activities (actively traded) in the trading portfolios, the controlled measures include sensitivity to spread, jump-to-default and concentration of positions by rating level.

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

Consolidated Financial Statements | December 31, 2020 | F-136

* Values expressed in thousands, except when indicated.

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

c.4) Liquidity risk

Liquidity risk is associated with the Bank's ability to finance purchase commitments at reasonable market prices and to carry out its business plans with stable sources of financing,

Liquidity management of Santander Bank

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

b. Liquidity stress scenarios:

The Liquidity management requires the analysis of financial scenarios in which potential problems whit liquidity are assessed, for which is necessary to construct and study scenarios in crisis situations. The model used for this analysis is the Stress Test.

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

Clients Funding

The Bank has different funding sources, both in products and mix of clients, with a healthy distribution between the segments. The total of clients resources is currently in R$ 78,6 billion and presented an increase comparing with 2019 amount, highlighting the increasing of time deposit funding and the keeping of financial letters inventory.

Consolidated Financial Statements | December 31, 2020 | F-137

* Values expressed in thousands, except when indicated.

					In millions of Reais
	2020			2019
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	35,550	35,550	100%	29,524	29,524	100%
Savings accounts	62,210	62,210	100%	49,040	49,040	100%
Time deposits	77,298	279,778	28%	53,321	190,344	28%
Interbank deposit	818	5,145	16%	871	4,299	20%
Funds from acceptances and issuance of securities	7,544	70,628	11%	3,921	85,963	5%
Borrowings and Onlendings	3,189	67,760	5%	5,077	54,880	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	13,120	0%	-	10,175	0%
Total	186,609	534,191	100%	141,754	424,225	33%
	In millions of Reais
	2018
	0 a 30 days	Total	%
Demand deposits	18,854	18,854	100%
Savings accounts	46,068	46,068	100%
Time deposits	49,771	190,971	26%
Interbank deposit	863	4,118	21%
Funds from acceptances and issuance of securities	3,681	70,110	5%
Borrowings and Onlendings	5,181	45,936	11%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	9,857	19,666	50%
Total	134,275	395,723	34%

Consolidated Financial Statements | December 31, 2020 | F-138

* Values expressed in thousands, except when indicated.

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2020
					In millions of Reais
Future Cash Flows Except for Derivatives	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	174	98	667	2,900	3,839
Debt Instruments	-	174	98	667	2,900	3,839
Financial assets measured at fair value in profit or loss for trading	16,028	19,211	5,763	63,618	25,489	130,108
Debt Instruments	3,873	12,513	4,046	53,814	21,859	96,104
Equity Instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Financial assets not intended for trading Mandatory measured at the fair value of the result	439	-	-	-	-	439
Equity Instruments	439	-	-	-	-	439
Financial assets measured at fair value in other comprehensive income	5,000	3,874	13,850	75,849	35,538	134,110
Debt Instruments	4,928	3,874	13,850	75,849	35,538	134,038
Equity Instruments	72	-	-	-	-	72
Financial assets measured at amortized cost	53,147	145,280	69,004	208,295	135,783	611,509
Loans and Other Amounts with Credit Institutions	24,638	40,579	2,901	4,205	-	72,324
Loans and advances to customers	28,424	102,379	64,194	188,430	135,987	519,415
Debt Instruments	85	2,321	1,909	15,660	(205)	19,771
Total	74,615	168,538	88,715	348,429	199,709	880,005

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short Positions	45,153					45,153
Financial liabilities at amortized cost	176,223	101,111	93,103	145,931	16,471	532,838
Deposits from the Central Bank of Brazil and deposits from credit institutions	3,707	33,039	22,860	8,014	2,802	70,421
Customer deposits	165,171	44,571	62,606	110,809	215	383,372
Bonds and securities	7,345	23,502	7,637	27,109	333	65,925
Debt Instruments Eligible to Capital	-	-	-	-	13,120	13,120
Total	463,072	217,979	190,382	317,119	39,972	1,228,525

Consolidated Financial Statements | December 31, 2020 | F-139

* Values expressed in thousands, except when indicated.

						2019
Non-Discounted Future Flows Except Derivatives						In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value through profit or loss	3,766	1,103	802	8,894	6,157	20,722
Debt instruments	46	15	205	638	2,600	3,504
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other financial assets at fair value through profit or loss	2,642	1,160	4,853	23,638	15,502	47,795
Debt instruments	2,642	1,160	4,853	23,638	15,502	47,795
Investments Held to Maturity	99	111	327	4,066	6,030	10,633
Reserves from Brazilian Central Bank	69,663	-	-	-	-	69,663
Financial Assets Measured at Amortized Cost	32,417	89,335	65,395	159,615	110,607	457,369
Total	108,587	91,709	71,377	196,213	138,296	606,182

Interest-bearing liabilities:

Deposits from credit institutions	218,883	61,461	71,953	79,666	2,660	434,623
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	-	-	12,673	-	12,673
Marketable debt securities	3,697	26,096	19,829	31,407	4,628	85,657
Trading derivatives	4,597	1,621	1,074	9,119	3,828	20,239
Short positions	23,501	-	-	-	-	23,501
Total	250,678	89,178	92,856	132,865	11,116	576,693

Consolidated Financial Statements | December 31, 2020 | F-140

* Values expressed in thousands, except when indicated.

						2018
Non-Discounted Future Flows Except Derivatives						In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	7,388	6,199	12,162	80,590	52,584	158,923
Debt instruments	5,361	5,236	8,443	71,347	50,080	140,467
Trading derivatives	2,027	963	3,719	9,243	2,504	18,456
Available-For-Sale Financial Assets	379	9,230	379	18,666	6,037	34,691
Debt instruments	379	9,230	379	18,666	6,037	34,691
Non-Current Assets Held For Sale	24	558	126	3,904	5,119	9,731
Reserves from Brazilian Central Bank	70,103	-	-	-	-	70,103
Loans and Receivables	29,234	111,216	45,564	116,107	85,637	387,758
Total	107,128	127,203	58,231	219,267	149,377	661,206

Interest-bearing liabilities:

Deposits from credit institutions	198,259	46,926	67,142	79,161	8,819	400,307
Subordinated Debts / Debt Instruments Eligible to Compose Capital	9,857	-	-	-	9,687	19,544
Marketable debt securities	13,395	21,343	15,290	33,627	9,717	93,372
Trading derivatives	1,104	1,370	3,257	9,673	3,322	18,726
Short positions	32,440	-	-	-	-	32,440
Total	255,055	69,639	85,689	122,461	31,545	564,389

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

Consolidated Financial Statements | December 31, 2020 | F-141

* Values expressed in thousands, except when indicated.

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

c.7) Risks and results in 2020

Financial Intermediation Activities

The average VaR from the Bank´s trading portfolio in 2020 ended in R$30,3 million. The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by a uncertain environment.

c.7.1) Asset and liability management

Interest rate risk

Convertible currencies

At 2020 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was positive by R$334 million.

Also at 2020 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was positive by R$2,063 million.

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

Consolidated Financial Statements | December 31, 2020 | F-142

* Values expressed in thousands, except when indicated.

Million of Reais
	2020	2019	2018
Sensibilities
Net Interest Margin	432	334	200
Market Value of Equity	1,771	2,063	1,861
Value at Risk - Balance
VaR	1,365	1,755	1,744

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

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2020.

Trading portfolio

		2020
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(24,305)	(275,618)	(551,236)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(880)	(9,048)	(18,096)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,757)	(8,376)	(16,753)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(109)	(5,593)	(11,187)
Foreign currency	Exposures subject to foreign exchange	(15,859)	(396,473)	(792,947)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(1,653)	(1,359)	(2,718)
Inflation	Exposures subject to change in coupon rates of price indexes	(37,322)	(267,221)	(534,442)
Shares and Indexes	Exposures subject to change in shares price	(184)	(4,604)	(9,208)
Commodities	Exposures subject to change in commodities' prices	(52)	(1,288)	(2,575)
Total (1)		(86,122)	(969,581)	(1,939,161)

(1) Amounts net of taxes.

Scenario 1: a shock of +10 and -10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

		2020
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(24,638)	(639,741)	(1,870,133)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(49,854)	(576,298)	(903,045)
Inflation	Exposures subject to change in coupon rates of price indexes	(42,424)	(286,671)	(585,067)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(2,803)	(60,177)	(109,050)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(6,615)	(60,266)	(69,259)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(14,660)	166,540	317,466
Foreign Currency	Exposures subject to Foreign Exchange	(655)	(16,371)	(32,742)
Total (1)		(141,649)	(1,472,984)	(3,251,830)

(1) Amounts net of taxes,

Consolidated Financial Statements | December 31, 2020 | F-143

* Values expressed in thousands, except when indicated.

Scenario 1: a shock of +10bps and -10bps in interest rate curves and 1% price variance (currency and stocks); are considered the greatest losses per risk factor;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor,

d) Bank´s business is highly dependent on the proper functioning of information technology systems,

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

e) Independent Structure

The Operational Risk & Internal Control area, under the Executive Risk Vice-Presidency, acts independently as a second line of defense, supporting and challenging the first line of defense. Guidelines, policies and processes to ensure the conduct and adequacy of the Operational Risk Control and management Model.

One area adopts the definition of the Basel Committee, Central Bank of Brazil and other corporate instructions applicable locally for Operational Risk such as the possibility of loss of inadequacy or failure of operational processes, systems or by external events. In addition, Banco Santander 's Board of Directors opted for the Alternative Standardized Approach (ASA) to calculate the portion of the Reference Equity (PR) related to Operational Risk.

e.1) Operational Risks & Internal Control

The Operational Risk & Internal Control area has a mission with Banco Santander: To support the fulfillment of strategic objectives and the decision-making process, in adapting and meeting mandatory requirements, maintaining soundness, reliability, reducing and mitigating losses due to risks operational, in addition to implementation, dissemination of the Operational Risk culture.

Additionally, the Operational Risk & Internal Control area works to prevent Operational Risks and supports the continuous strengthening of the Internal Controls system, meeting the requirements of the Regulatory Bodies, Basel Accord, resolutions of the National Monetary Council (CMN) and Applicable Regulators. This Model also follows the guidelines established by Banco Santander Spain based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission –Internal Control– Integrated Framework 2013.

Control and management model

Santander Brasil has implemented a model based on lines of defense that aims to improve and continuously develop the management and control of operational risks, ensuring that structures can assess, monitor, control, mitigate, report and reduce the risks and losses to which they are exposed.

The attributions of this model include carrying out activities for the identification, evaluation, monitoring, control, mitigation and reporting of Operational Risk. Thus, different analyzes and follow-ups are carried out and reported. The main instruments that make up the Operational Risk Control and management Model are presented below:

•	Definition of the operational risk appetite;
•	Capture and evaluation of loss events (internal and external);
•	Training, Communication and Culture;
•	Evaluation of products and services;
•	Self-assessment of operational risks;
•	Scenario analysis;
•	Risk and Control Indicators;
•	Internal controls.

Consolidated Financial Statements | December 31, 2020 | F-144

* Values expressed in thousands, except when indicated.

Model Governance

The Model has the approval of the Executive Risk Committee and approval by the Board of Directors, integrating the Organization's corporate governance structure and responsibility. Periodically, the relevant matters of Operational Risks are communicated to senior management for awareness and deliberations.

As part of the Risk Governance system, the Senior Forum on Internal Controls and Operational Risks (CIRO) is also implemented, whose objective is to deliberate for the Risk Pro Officers (RPO), of the 1st Line of Defense, policies, processes, procedures, strategy and decisions on the topics to be applied in the business units, and has a bimonthly periodicity.

In order to ensure a structured process for disseminating the culture of Operational Risk management and control, the relevant topics are dealt with in specific Committees and Forums.

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

Consolidated Financial Statements | December 31, 2020 | F-145

* Values expressed in thousands, except when indicated.

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

b. Preventing Money Laundering and Combating the Financing of Terrorism

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

c. New products and services and suitability

All new products and services are analyzed internally by different technical areas, until their risks have been completely mapped, and subsequently resolved by the Local Marketing Committee (CLC), composed of Santander executives. After the analysis and approval of new products and services, follow-up is carried out to mitigate any risks of conduct in marketing.

g) Compliance with the regulatory framework

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

Consolidated Financial Statements | December 31, 2020 | F-146

* Values expressed in thousands, except when indicated.

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

In addition to the regulatory requirement compliance, the internal validation department provides an essential support to the risk committee and management, since the internal validation area is responsible for providing a qualified and independent opinion so that the responsible authorities decide on the authorization of the use of models (for management purposes as well as regulatory use).

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

Consolidated Financial Statements | December 31, 2020 | F-147

* Values expressed in thousands, except when indicated.

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

% Capital	2020	2019	2018
Risk Type
Credit	69%	72%	72%
Market	2%	2%	2%
ALM	2%	5%	8%
Business	3%	3%	6%
Operational	6%	7%	5%
Fixed Assets	2%	2%	1%
Intangible Assets	5%	1%	0%
Pension Funds	2%	4%	1%
Deferred Tax Assets	9%	5%	5%
TOTAL	100%	100%	100%

RoRAC

Banco Santander has used the RORAC, with the following objectives:

1 – Analyze and set a minimum price for operations (admission) and clients (monitoring).

2 – Estimate capital consumption of each client, economic groups, portfolio or business segment, in order to optimize the allocation of economic capital, maximizing the efficiency of the Bank.

Consolidated Financial Statements | December 31, 2020 | F-148

* Values expressed in thousands, except when indicated.

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

47.	Subsequent Events

Dividend Resolution

The Board of Directors, in a meeting held on February 2, 2021, approved the Executive Board's proposal, ad referendum of the Annual General Meeting, to be held until April 2021, for the distribution of dividends, in the gross amount of R$512 million. Shareholders who are registered in the Bank's records on February 3, 2021 (inclusive) will be entitled to the Dividends, Accordingly, as of February 16, 2021 (inclusive), the Bank's shares will be traded “Ex-dividends”. The dividend amount will be paid as of March 3, 2021, fully charged to the mandatory dividends to be distributed by the Bank, for the year 2020, without any monetary restatement. The decision was approved by the Fiscal Council, according to the meeting held on the same date, and is in compliance with the provisions of CMN Resolution No, 4,885/2020.

Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

Further to the Material Facts disclosed on November 16, 2020 and February 2, 2021, the bank informed its shareholders and the market in general that Santander Brasil’s Board of Directors, in a meeting held on February 25, 2021, their approval of the proposal to segregate Santander Brasil’s equity interest in its wholly-owned subsidiary Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet” and, jointly with Santander Brasil, the “Companies”), by means of a spin-off from Santander Brasil (“Spin-off”), to be evaluated by the shareholders of Santander Brasil in an Extraordinary Shareholders’ Meeting.

In addition, on February 25, 2021, the Fiscal Board of Santander Brasil opined in favor of the Spin-off proposal.

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2020	2019	2018

Stockholders' equity attributed under to the Parent Brazilian GAAP		78,968,183	69,773,232	65,233,743
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	(882)	8,767	8,344
Reclassification of fair value through other comprehensive income	j	(522,107)	73,431	72,980
Impairment of financial assets measured at amortized cost	a	(635,194)	(23,589)	(1,483,043)
Remensurations, Debt instruments, due to reclassifications IFRS 9		907	-	26,274
Category transfers - IFRS 9	b	357,972	(206,984)	(619)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,324,853	1,197,325	851,629
Reversal of goodwill amortization	d	27,527,699	26,933,892	26,764,529
Realization on purchase price adjustments	e	615,953	477,366	631,120
Recognition of fair value in the partial sale in subsidiaries	f	-	112,052	112,052
Option for Acquisition of Equity Instrument	g	(1,744,336)	(1,816,799)	(1,323,994)
Goodwill acquisition Santander Services (Santusa)	h	(209,285)	(239,182)	(269,158)
Tax Credit with realization over 10 years		-	184,005	322,539
Others		93,224	177,064	119,074
Stockholders' equity attributed to the parent under IFRS		105,776,987	96,650,580	91,065,470
Non-controlling interest under IFRS		312,885	558,581	529,990
Stockholders' equity (including non-controlling interest) under IFRS		106,089,872	97,209,161	91,595,460

Consolidated Financial Statements | December 31, 2020 | F-149

* Values expressed in thousands, except when indicated.

Thousand of Reais	Note	2020	2019	2018

Net income attributed to the Parent under Brazilian GAAP		13,469,380	14,180,987	12,166,145
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	(27,428)	422	(11,974)
Reclassification of fair value through other comprehensive income	j	68,960	451	28,419
Impairment of financial assets measured at amortized cost	a	(498,778)	1,872,553	140,557
Remensurations, Debt instruments, due to reclassifications IFRS 9		907	(16,659)	(5,360)
Category transfers - IFRS 9	b	(78,057)	6,437	(16,195)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	185,478	346,298	187,425
Reversal of goodwill amortization	d	145,903	175,257	171,677
Realization on purchase price adjustments	e	(5,348)	(153,752)	(71,316)
Option to Acquire Own Equity Instrument	g	318,929	-	(143,194)
Goodwill acquisition Santander Services (Santusa)	h	29,898	29,898	29,820
Tax credit with realization over 10 years		(184,005)	(75,995)	260,000
Others		(7,311)	41,035	(153,527)
Net income attributed to the parent under IFRS		13,418,529	16,406,932	12,582,477
Non-controlling interest under IFRS		32,224	224,518	217,441
Net income (including non-controlling interest) under IFRS		13,450,752	16,631,450	12,799,918

a) Impairment on loans and receivables and financial assets measured at amortized cost:

Refers to the adjustment resulting from the estimate of the expected loss on the portfolio of assets subject to impairment, loan commitments to be released and financial guarantee contracts, calculated based on the criteria described in the accounting practice note and in accordance with provided for by IFRS 9 (in 2017 refers to the adjustment resulting from the estimated loss incurred in accordance with IAS 39, the then current norm). Such criteria differ in certain aspects from those adopted under BRGAAP, which uses the regulatory limits defined by the Central Bank (Bacen), in addition to the difference in the scope of the calculation basis for these losses, which for IFRS purposes considers assets other than those provided by Bacen.

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

Consolidated Financial Statements | December 31, 2020 | F-150

* Values expressed in thousands, except when indicated.

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

j) Reclassification of financial assets measured at fair value through other comprehensive income

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3.068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying this investments as financial assets measured at fair value through other comprehensive income them at fair value with changes in "other comprehensive income", in line with IAS 9 "Financial Instruments ", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

Consolidated Financial Statements | December 31, 2020 | F-151

* Values expressed in thousands, except when indicated.

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2020		2019		2018
Thousand of Reais
Interest and similar income	62,774,940		72,841,060		70,478,393
Net fee and commission income	16,228,214		15,713,152		14,132,159
Impairment losses on financial assets (net)	(17,450,188)		(13,369,905)		(12,713,435)
Other income and expense	(5,012,403)		(4,025,384)		(6,861,406)
Interest expense and similar charges	(18,332,228)		(28,519,953)		(28,557,051)
Third-party input	(7,946,539)		(7,544,695)		(7,219,152)
Materials, energy and others	(641,831)		(659,656)		(544,237)
Third-party services	(6,424,755)		(6,047,498)		(5,572,127)
Impairment of assets	(84,908)		(131,435)		(508,310)
Other	(795,045)		(706,106)		(594,478)
Gross added value	30,261,796		35,094,275		29,259,508
Retention
Depreciation and amortization	(2,579,127)		(2,391,857)		(1,739,959)
Added value produced	27,682,669		32,702,418		27,519,549
Added value received from transfer
Investments in affiliates and subsidiaries	112,261		149,488		65,958
Added value to distribute	27,794,930		32,851,906		27,585,507
Added value distribution
Employee	7,943,711	28.6%	8,457,212	25.7%	8,185,896	29.7%
Compensation	5,749,699		5,961,765		5,863,584
Benefits	1,514,611		1,637,099		1,534,560
Government severance indemnity funds for employees - FGTS	448,457		502,173		448,699
Other	230,974		356,175		339,053
Taxes	6,298,717	22.7%	7,674,704	23.4%	5,813,381	21.1%
Federal	10,088,318		6,571,450		4,864,176
State	(830,771)		54		224
Municipal	(2,958,830)		1,103,200		948,981
Compensation of third-party capital - rental	101,749	0.4%	88,540	0.3%	786,312	2.9%
Remuneration of interest on capital	13,450,753	48.4%	16,631,450	50.6%	12,799,918	46.4%
Dividends and interest on capital	3,837,085		10,800,000		6,600,000
Profit Reinvestment	9,581,444		5,606,932		5,982,477
Profit (loss) attributable to non-controlling interests	32,224		224,518		217,441
Total	27,794,930	100.0%	32,851,906	100.0%	27,585,507	100.0%

Consolidated Financial Statements | December 31, 2020 | F-152