Form 20-F
period 2021-12-31
Banco Santander (Brasil) S.A.
filed 2022-02-28
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of Registrant as specified in its charter)

SANTANDER (BRAZIL) BANK, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo 04543-011
Federative Republic of Brazil
(Address of principal executive offices)
Mercedes Pacheco, Managing Director – Senior Legal Counsel
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
(212) 350-3604
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each composed of 1 common share, no par value, and 1 preferred share, no par value	SANB11	New York Stock Exchange*
Common Shares, no par value	SANB3	New York Stock Exchange*
Preferred Shares, no par value	SANB4	New York Stock Exchange*
American Depositary Shares, each representing one unit (or a right to receive one unit) which is composed of 1 common share, no par value, and 1 preferred share, no par value, of Banco Santander (Brasil) S.A.	BSBR	New York Stock Exchange

*	Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

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

Title of Class	Number of Shares Outstanding
Common shares	3,802,939,826
Preferred shares	3,664,080,815

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

Yes ☒             No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Yes ☐             No ☒

Presentation of Financial and Other Information

General

In this annual report, the terms “Santander Brasil,” the “Bank,” “we,” “us,” “our,” “our company” and “our organization” refer to Banco Santander (Brasil) S.A. and its consolidated subsidiaries, unless otherwise indicated. References to “Banco Real” mean Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective consolidated subsidiaries, unless otherwise indicated. References to “Banespa” mean Banco do Estado de São Paulo S.A. – Banespa, one of our predecessor entities. The term “Santander Spain” means Banco Santander S.A. References to “Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander Brasil.

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2021, which was R$5.5805 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. Such consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB and interpretations issued by the IFRS Interpretation Committee. Our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 have been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, whose report and unqualified opinion is included herein.

IFRS differs in certain significant aspects in comparison with U.S. GAAP. IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP. Appendix I to our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

As required by the Brazilian Central Bank and Brazilian law, we must prepare consolidated financial statements in accordance with IFRS. However, we also continue to prepare statutory financial statements in accordance with the Brazilian GAAP, as established by: (i) Brazilian Corporate Law; (ii) the National Monetary Council (CMN - Conselho Monetário Nacional); (iii) the Brazilian Central Bank including the regulatory reports set forth in the Standard Chart of Accounts for Brazilian Financial Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional), (iv) the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários), to the extent that such practices do not conflict with the rules of the Brazilian Central Bank; (v) the Accounting Pronouncements Committee (CPC - Comitê de Pronunciamentos Contábeis), to the extent that such practices are approved by the Brazilian Central Bank; (vi) the National Council of Private Insurance (Conselho Nacional de Seguros Privados); and (vii) the Superintendence of Private Insurance (SUSEP -Superintendência de Seguros Privados), which is responsible for the supervision and control of the insurance, open private pension funds and capitalization markets in Brazil. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Auditing Requirements” for additional information.

iii

Table of Contens

The Getnet Spin-Off

We completed the Spin-Off of our merchant acquiring business, conducted through Getnet and its consolidated subsidiaries, on October 26, 2021. As a result of the Spin-Off, Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and we stopped consolidating Getnet within our results of operations on March 31, 2021.

Furthermore, on April 15, 2021, we entered into a partnership agreement with Getnet, or the “Getnet Partnership Agreement,” which provides a framework for our relationship with Getnet following the Spin-Off.

For additional information on the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Getnet Spin-Off” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. These data are updated to the latest available information as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian association of savings and mortgage financing entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) or “ABECIP”; the Brazilian association of credit card companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços) or “ABECS”; the Brazilian association of leasing companies (Associação Brasileira de Empresas de Leasing); the National Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) or “ANBIMA”; the Brazilian Central Bank; the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) or “BNDES”; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or the “IBGE”; the Brazilian Bank Federation (Federação Brasileira de Bancos), or “FEBRABAN”; the National Federation of Private Retirement and Life Insurance (Federação Nacional de Previdência Privada e Vida); the Getúlio Vargas Foundation (Fundação Getúlio Vargas) or “FGV”; the Brazilian Central Bank Information System (Sistema de Informações do Banco Central); the SUSEP; and the CVM, among others.

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references to:

“ADRs” mean American Depositary Receipts representing ADSs.

“ADSs” mean American Depositary Shares.

“ANBIMA” means the National Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais).

“B3” means the B3 S.A. – Brasil, Bolsa, Balcão, or the São Paulo Stock Exchange.

“BNDES” means the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social).

“Brazil” means the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil.

“Brazilian Capital Markets Law” means Brazilian Law No. 6,385/76, as amended.

“Brazilian Central Bank” means the Central Bank of Brazil (Banco Central do Brasil).

“Brazilian Corporate Law” means Brazilian Law No. 6,404/76, as amended.

“Brazilian GAAP” means the generally accepted accounting principles in Brazil.

iv

“CDI Rate” is the overnight interbank deposit rate (Certificado de Depósito Interbancário), which is the average daily interbank deposit rate in Brazil (at the end of each month and annually) for the given year.

“CMN” means the National Monetary Council (Conselho Monetário Nacional).

“COPOM” means the Brazilian Monetary Policy Committee (Cômite de Política Monetária).

“CPC” means the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis).

“CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FEBRABAN” means the Brazilian Bank Federation (Federação Brasileira de Bancos).

“FGV” means the Getúlio Vargas Foundation (Fundação Getúlio Vargas).

“Getnet” means Getnet Adquirência e Serviços para Meios de Pagamento S.A. Getnet was one of our subsidiaries until the completion of the Spin-Off. For additional information on the Spin-Off of Getnet, see “Item 4. Information on the Company—A. History and Development of the Company—The Getnet Spin-Off” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

“IASB” means the International Accounting Standards Board.

“IBGC” means the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança

Corporativa).

“IBGE” means the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística).

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“IPCA” means the Brazilian consumer prices index (Índice de Preços ao Consumidor – Amplo), as calculated by FGV.

“IGP-M” means the Brazilian general index of market prices (Índice Geral de Preços – Mercado), as calculated by the IBGE.

“LGPD” means Law No. 13,709/2018, or the Brazilian General Data Protection Act (Lei Geral de Proteção de Dados).

“Nasdaq” means the Nasdaq Global Select Market.

“NYSE” means the New York Stock Exchange.

“Santander Spain” mean Banco Santander, S.A. and its consolidated subsidiaries.

“Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Getnet and Santander Brasil.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SELIC” means the Brazilian Special Settlement and Custody System (Sistema Especial de Liquidação e Custodia), a system intended for custody of book-entry securities issued by the National Treasury Office and for the registration and settlement of transactions involving such securities.

“SMEs” means small and medium-sized enterprises.

“Spin-Off” means the distribution of all of the units, common shares and preferred shares of Getnet to holders of Santander Brasil units, common shares and preferred shares, including holders of Santander Brasil units represented by Santander Brasil ADSs, on a pro rata basis (excluding treasury shares), completed on October 26, 2021. For additional information on the Spin-Off of Getnet, see “Item 4. Information on the Company—A. History and Development of the Company—The Getnet Spin-Off” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

v

“SUSEP” means the Superintendence of Private Insurance (Superintendência de Seguros Privados).

“TJLP” means the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), the interest rate applied by the BNDES for long-term financing (at the end of the period).

“U.S. GAAP” means the generally accepted accounting principles in the United States.

“United States” or “U.S.” means the United States of America.

vi

Forward-Looking Statements

This annual report contains estimates and forward-looking statements subject to risks and uncertainties, principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Some of the matters discussed concerning our business operations and financial performance include estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

●	the 2019 coronavirus, or “COVID-19,” pandemic and other actual or potential epidemics, pandemics, outbreaks, or other public health crises, which could have an adverse impact on our business (see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business— The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations,” “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19”);
●	the impact of the COVID-19 pandemic on general economic and business conditions in Brazil, Latin America and globally and any restrictive measures imposed by governmental authorities in response to the outbreak;
●	our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 pandemic (including any variants of the virus) on our business, operations, cash flow, prospects, liquidity and financial condition; general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the Brazilian administration that took office on January 1, 2019;
●	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
●	exposure to the sovereign debt of Brazil;
●	the effect of interest rate fluctuations on our obligations under employee pension funds;
●	exchange rate volatility;
●	infrastructure and labor force deficiencies in Brazil;
●	economic developments and perception of risk in other countries, including a global downturn;
●	increasing competition and consolidation in the Brazilian financial services industry;
●	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;
●	changes in reserve requirements;
●	changes in taxes or other fiscal assessments;
●	potential losses associated with an increase in the level of nonperforming loans or non-performance by counterparties to other types of financial instruments;
vii

●	a decrease in the rate of growth of our loan portfolio;
●	potential prepayment of our loan and investment portfolio;
●	potential increase in our cost of funding, in particular with relation to short-term deposits;
●	a default on, or a ratings downgrade of, the sovereign debt of Brazil or our controlling shareholder;
●	restrictions on the distribution of dividends to holders of our shares and ADRs representing ADS;
●	the effectiveness of our credit risk management policies;
●	our ability to adequately manage market and operational risks;
●	potential deterioration in the value of the collateral securing our loan portfolio;
●	failure to adequately protect ourselves against risks relating to cybersecurity;
●	our dependence on the proper functioning of information technology systems;
●	our ability to protect personal data;
●	our ability to protect ourselves against cybersecurity risks;
●	our ability to protect our reputation;
●	our ability to detect and prevent money laundering and other illegal activities;
●	our ability to manage the growth of our operations;
●	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and
●	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

Table of Contens

1B. Advisers

Not applicable.

1C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

The following tables set forth the selected financial information of Santander Brasil for the years ended December 31, 2021, 2020 and 2019 derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction “Item 5. Operating and Financial Review and Prospects,” as well as our audited consolidated financial statements and the related notes thereto included within this annual report.

In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts. The financial information as of and for the years ended December 31, 2020 and 2019 presented in this annual report already reflects the aforementioned adjustments. See and note 8 to our audited consolidated financial statements included elsewhere in this annual report.

Income Statement Data

	For the Year Ended December 31,
	2021	2021	2020	2019	2018	2017
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	13,975	77,987	62,775	72,841	70,478	71,418
Interest expense and similar charges	(4,779)	(26,669)	(18,332)	(28,520)	(28,557)	(36,472)
Net interest income	9,196	51,318	44,443	44,321	41,921	34,946
Income from equity instruments	16	90	34	19	33	83
Income from companies accounted for by the equity method	26	144	112	149	66	72
Fee and commission income	3,653	20,388	20,607	20,392	17,728	15,816
Fee and commission expense	(917)	(5,115)	(4,378)	(4,679)	(3,596)	(3,094)
Gains (losses) on financial assets and liabilities (net)	40	222	12,998	2,463	(2,783)	969
Exchange differences (net)	(359)	(2,002)	(24,701)	(2,789)	(2,806)	605
Other operating income (expenses)	(201)	(1,119)	(873)	(1,108)	(1,056)	(672)
Total income	11,455	63,926	48,242	58,769	49,507	48,725
Administrative expenses	(3,103)	(17,316)	(17,115)	(16,942)	(16,792)	(16,121)
Depreciation and amortization	(436)	(2,434)	(2,579)	(2,392)	(1,740)	(1,662)
Provisions (net)(2)	(391)	(2,179)	(1,657)	(3,682)	(2,000)	(3,309)
Impairment losses on financial assets (net)(3)	(3,067)	(17,113)	(17,450)	(13,370)	(12,713)	(12,338)
Impairment losses on other assets (net)	(30)	(166)	(85)	(131)	(508)	(457)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(3)	(15)	231	11	(25)	(64)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	9	48	77	10	182	(260)
Operating income before tax	4,435	24,750	9,664	22,273	15,910	14,514
Income taxes	(1,647)	(9,191)	3,787	(5,642)	(3,110)	(5,376)
Consolidated net income for the Year	2,788	15,559	13,451	16,631	12,800	9,138
(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2021, for reais into U.S. dollars of R$5.5805 to U.S.$1.00.
(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 21 and 22 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2021	2020	2019	2018	2017
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	1,981.65	1,713.45	2,094.83	1,604.34	1,133.43
Preferred Shares	2,179.82	1,884.80	2,304.32	1,764.78	1,246.77
Diluted Earnings per shares (reais)
Common Shares	1,981.65	1,713.45	2,094.83	1,604.34	1,132.44
Preferred Shares	2,179.82	1,884.80	2,304.32	1,764.78	1,245.69
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	355.10	329.72	519.72	414.05	342.63
Preferred Shares	390.61	362.69	571.69	455.45	376.90
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	355.10	329.72	519.72	414.05	342.33
Preferred Shares	390.61	362.69	571.69	455.45	376.57
From continuing operations
Basic Earnings per shares (reais)
Common Shares	1,981.65	1,713.45	2,094.83	1,604.34	1,133.43
Preferred Shares	2,179.82	1,884.80	2,304.32	1,764.78	1,246.77
Diluted Earnings per shares (reais)
Common Shares	1,981.65	1,713.45	2,094.83	1,604.34	1,132.44
Preferred Shares	2,179.82	1,884.80	2,304.32	1,764.78	1,245.69
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	355.10	329.72	519.72	414.05	342.63
Preferred Shares	390.61	362.69	571.69	455.45	376.90
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	355.10	329.72	519.72	414.05	342.33
Preferred Shares	390.61	362.69	571.69	455.45	376.57

Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	1,231.79	1,693.28	1,378.87	841.68	801.63
Preferred Shares (reais)	1,354.97	1,631.71	1,516.76	925.85	881.80
Common Shares (U.S. dollars)(2)	220.73	325.84	342.09	217.22	242.33
Preferred Shares (U.S. dollars)(2)	242.80	313.99	376.30	238.94	266.57
Weighted average share outstanding (in thousands) – basic
Common Shares	3,802,851	3,800,140	3,802,303	3,807,386	3,822,057
Preferred Shares	3,664,423	3,664,666	3,663,444	3,668,527	3,683,145
Weighted average shares outstanding (in thousands) – diluted(3)
Common Shares	3,802,851	3,800,140	3,802,303	3,807,386	3,825,313
Preferred Shares	3,664,423	3,664,666	3,663,444	3,668,527	3,686,401

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.
(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2021, for reais into U.S. dollars of R$5.5805 to U.S.$1.00.

Balance Sheet Data

	As of December 31,
	2021	2021	2020	2019	2018	2017
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank(2)	2,985	16,657	20,149	20,127	19,464	20,642
Financial assets held for trading(2)	-	-	-	-	-	86,271
Financial Assets Measured At Fair Value Through Profit Or Loss	3,379	18,859	60,900	32,342	43,712	-
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	12,646	70,571	95,843	55,396	68,852	-
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	156	870	500	171	917	-
Other financial assets at fair value through profit or loss	-	-	-	-	-	1,692
Available-for-sale financial assets	-	-	-	-	-	85,823
Financial Assets Measured At Fair Value Through Other Comprehensive Income	18,142	101,242	109,740	96,120	85,437	-
Held to maturity investments	-	-	-	-	-	10,214
Loans and receivables(2)	-	-	-	-	-	368,729
Financial Assets Measured At Amortized Cost (2)	113,474	633,241	554,925	474,681	429,731	-
Hedging derivatives	61	342	743	340	344	193
Non-current assets held for sale	146	816	1,093	1,325	1,380	1,155
Investments in associates and joint ventures	221	1,233	1,095	1,071	1,053	867
Tax assets	7,483	41,757	41,064	33,599	31,566	28,826
Other assets	1,084	6,049	7,222	5,061	4,800	4,578
Property, plant and equipment	1,574	8,784	9,537	9,782	6,589	6,510
Intangible assets	5,517	30,787	30,766	30,596	30,019	30,202
Total assets	166,868	931,208	933,578	760,613	723,865	645,703
Average total assets*	168,834	942,177	854,615	735,507	685,531	637,511
Liabilities
Financial liabilities held for trading (4)	6,622	36,953	75,020	-	-	49,323
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	-	-	44,440	50,939	-
Financial Liabilities Measured At Fair Value Through Profit Or Loss	1,337	7,460	7,038	5,319	1,946	-
Financial liabilities at amortized cost	134,413	750,094	707,289	575,230	547,295	478,881
Deposits from the Brazilian Central Bank and deposits from credit institutions	21,684	121,006	131,657	99,271	99,023	79,375
Customer deposits	84,036	468,961	445,814	336,515	304,198	276,042
Marketable debt securities	14,163	79,037	56,876	73,702	74,626	70,247
Subordinated debts	-	-	-	-	9,886	519
Debt Instruments Eligible to Compose Capital	3,520	19,641	13,120	10,176	9,780	8,437
Other financial liabilities	11,011	61,449	59,823	55,566	49,783	44,261
Hedging derivatives	80	447	145	201	224	163
Provisions(3)	2,079	11,604	13,815	16,332	14,696	13,987
Tax liabilities	1,465	8,175	10,130	10,960	8,075	8,248
Other liabilities	1,882	10,501	14,051	10,921	9,095	8,014
Total liabilities	147,878	825,234	827,488	663,404	632,270	558,615
Stockholders’ equity	19,541	109,047	106,205	96,736	91,882	87,425
Other Comprehensive Income	(610)	(3,406)	(428)	(86)	(879)	(774)
Non-controlling interests	60	334	313	559	593	437
Total Stockholders’ Equity	18,990	105,974	106,090	97,209	91,595	87,088
Total liabilities and stockholders’ equity	166,868	931,208	933,578	760,613	723,865	645,703
Average interest-bearing liabilities*	116,074	647,752	573,429	491,187	463,388	416,816
Average total stockholders’ equity*	18,828	105,070	101,531	95,836	89,263	87,868

*      The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)   Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2021, for reais into U.S. dollars of R$5.5805 to U.S.$1.00.

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

(4)   In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts. The financial information as of and for the years ended December 31, 2020 and 2019 presented in this annual report already reflects the aforementioned adjustments. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.

Selected Consolidated Ratios (*)

	As of and for the Year Ended December 31,
	2021	2020	2019	2018	2017
	(%)
Profitability and performance
Return on average total assets	1.7	1.6	2.3	1.9	1.4
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	5.5	5.5	6.7	7.0	6.7
Impaired assets as a percentage of total assets(1)	2.9	2.5	3.1	3.1	3.0
Impairment losses to customers as a percentage of impaired assets(1) (4)	105.9	103.8	87.8	90.3	80.5
Impairment losses to customers as a percentage of loans and advances to customers (gross) (5)	5.8	5.8	5.9	6.3	5.4
Derecognized assets as a percentage of loans and advances to customers (gross)	3.0	3.7	4.3	3.5	4.7
Impaired assets as a percentage of stockholders’ equity(1)	25.5	21.8	24.3	24.5	22.0
Capital adequacy
Basel capital adequacy ratio(2)	14.9	15.3	15.0	15.1	15.8
Efficiency
Efficiency ratio(3)	27.1	35.5	28.8	33.9	33.1

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets.”
(2)	Basel capital adequacy ratio is measured pursuant to Brazilian Central Bank rules.
(3)	Efficiency ratio is determined by dividing administrative expenses by total income.
(4)	In 2021, including the debt instruments accounted for as financial assets measured at amortized cost, the ratio is 110.3%. For 2020 the ratio was 110.6% and for 2019 the ratio was 96.8%. The debt instruments amount was not material in preceding years.
(5)	In 2021, including the debt instruments accounted for as financial assets measured at amortized cost, the ratio is 6.0%. For 2020 the ratio was 6.1% and for 2019 the ratio was 5.8%. The debt instruments amount was not material in preceding years.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

Selected Consolidated Ratios, Including Non-GAAP Ratios (*)

	As of and for the Year Ended December 31,
	2021	2020	2019	2018	2017
	(%)
Profitability and performance
Net yield(1)	5.9	6.0	6.8	6.9	6.4
Return on average stockholders’ equity(2)	14.8	13.3	17.4	14.3	10.4
Adjusted return on average stockholders’ equity(2)	20.2	18.4	24.7	21.0	15.4
Average stockholders’ equity as a percentage of average total assets(2)(*)	11.2	11.9	13.0	13.0	13.8
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)(*)	8.4	8.8	9.6	9.3	9.8
Asset quality
Impaired assets as a percentage of credit risk exposure (3)	4.9	5.0	6.0	6.2	5.8
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(3)	34.5	29.8	34.4	35.5	32.6
Liquidity
Loans and advances to customers, net as a percentage of total funding(4)	70.2	76.3	62.9	60.6	62.7
Efficiency
Adjusted efficiency ratio(5)	28.2	27.8	28.2	30.3	32.5

(*) The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1) “Net yield” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2) “Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity,” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet and Super Pagamentos e Administração de Meios Eletrônicos Ltda., or “Super,” both in 2014, Banco Olé Bonsucesso Consignado S.A. (formerly known as Banco Bonsucesso Consignado S.A.) 60% in 2015 and the remaining 40% in 2020, and BW Guirapá I S.A. in 2016. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1.1 billion goodwill arising from the acquisition of Getnet and Super both during 2014, the acquisition of an interest in Banco Olé Bonsucesso Consignado S.A. in 2015 (although Getnet and Super are no longer subsidiaries of Santander Brasil, the goodwill arising from their respective acquisitions continues to have an effect on our consolidated financial statements). Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill.(3) Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. The reconciliation of the measure to the most comparable IFRS measure is disclosed in the table of non-GAAP financial measures presented immediately after these notes.

(4) Total funding is the sum of financial liabilities at amortized cost, excluding other financial liabilities. For a breakdown of the components of total funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

(5) Adjusted efficiency ratio excludes the effect of the hedge for investments held abroad. This exclusion affects the income tax, gains (losses) on financial assets and liabilities and exchange rate differences line items but does not affect the “Net income from continuing operations” line item because the adjustment to gains (losses) on financial assets and liabilities and exchange rate difference is offset by the adjustment to income tax. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. The adjusted efficiency ratio excluding the hedge of investments held abroad is a non-GAAP measure. For further information, see the table below and “—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

	For the Year Ended December 31,
	2021	2020	2019	2018	2017
	(in millions of R$, except percentages)
Effects of the hedge for investments held abroad	2,512	13,583	1,264	5,867	(810)
Efficiency ratio	27.1%	35.5%	28.8%	33.9%	33.1%
Adjusted efficiency ratio	28.2%	27.8%	28.2%	30.3%	32.5%

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

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

	As of and for the Year Ended December 31,
	2021	2020	2019	2018	2017
	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated net income for the year	15,559	13,451	16,631	12,800	9,138
Average stockholders’ equity (*)	105,070	101,531	95,836	89,263	87,868
Return on average stockholders’ equity (*)	14.8%	13.2%	17.4%	14.3%	10.4%
Adjusted return on average stockholders’ equity(*):
Consolidated net income for the year	15,559	13,451	16,631	12,800	9,138
Average stockholders’ equity(*)	105,070	101,531	95,836	89,263	87,868
Average goodwill(*)	27,967	28,513	28,213	28,176	28,360
Average stockholders’ equity excluding goodwill(*)	77,103	73,018	67,623	61,087	59,508
Adjusted return on average stockholders’ equity(*)(3)	20.2%	18.4%	24.6%	21.0%	15.4%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	105,070	101,531	95,836	89,263	87,868
Average total assets(*)	942,177	854,615	735,507	685,531	637,511
Average stockholders’ equity as a percentage of average total assets(*)	11.2%	11.9%	13.0%	13.0%	13.8%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	105,070	101,531	95,836	89,263	87,868
Average goodwill(*)	27,967	28,513	28,213	28,176	28,360
Average stockholders’ equity excluding goodwill(*)	77,103	73,018	67,623	61,087	59,508
Average total assets(*)	942,177	854,615	735,507	685,531	637,511
Average goodwill(*)	27,967	28,513	28,213	28,176	28,360
Average total assets excluding goodwill(*)	914,210	826,102	707,294	657,355	609,151
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	8.4%	8.8%	9.6%	9.3%	9.8%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	26,923	23,176	23,426	22,426	19,145
Stockholders’ equity	105,974	106,090	97,209	91,595	87,088
Impaired assets as a percentage of stockholders’ equity	25.4%	21.8%	24.1%	24.5%	22.0%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:

Impaired assets	26,923	23,176	23,426	22,426	19,145
Stockholders’ equity	105,974	106,090	97,209	91,595	87,089
Goodwill	27,915	28,360	28,375	28,378	28,364
Stockholders’ equity excluding goodwill	78,059	77,730	68,834	63,217	58,724
Impaired assets as a percentage of stockholders’ equity excluding goodwill	34.5%	29.8%	34.0%	35.5%	32.6%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	493,355	417,822	347,257	321,933	287,829
Impaired assets	26,923	23,176	23,426	22,426	19,145
Impaired assets as a percentage of loans and receivables	5.5%	5.5%	6.7%	7.0%	6.7%
Impaired assets as a percentage of credit risk exposure:
Loans and advances to customers, gross	493,355	417,822	347,257	321,933	287,829
Guarantees	47,518	48,282	44,313	42,260	42,645
Credit risk exposure	540,873	466,115	391,569	364,182	330,474
Impaired assets	26,923	23,176	23,426	22,426	19,145
Impaired assets as a percentage of credit risk exposure	5.0%	5.0%	6.0%	6.2%	5.8%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	493,355	417,822	347,257	321,933	287,829
Impairment losses(1)	28,511	24,054	20,557	20,242	15,409
Total Funding(2)	688,645	647,465	519,664	497,512	434,620
Loans and advances to customers, net as a percentage of total funding(2)	75.8%	60.8%	62.9%	60.6%	62.7%

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Provision for impairment losses of loans and advances to customers.
(2)	Total funding is the sum of financial liabilities at amortized cost, excluding other financial liabilities.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable IFRS financial measures for each of the periods presented.

	As of and for the Year Ended December 31,
	2021	2020	2019	2018	2017
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	17,316	17,115	16,942	16,792	16,121
Total income	63,926	48,242	58,769	49,507	48,725
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(1,781)	(11,703)	(326)	(5,589)	1,574
Efficiency ratio	27.1%	35.5%	28.8%	33.9%	33.1%
Total Income	63,926	48,242	58,769	49,507	48,725
Effects of the hedge for investments held abroad	2,512	13,583	1,264	5,867	(810)
Total income excluding effects of the hedge for investments held abroad	66,438	61,825	60,033	55,374	47,915
Administrative expenses	17,316	17,115	16,942	16,792	16,121
Efficiency ratio adjusted for effects of the hedge for investments held abroad	26.1%	27.7%	28.2%	30.3%	33.6%

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

	As of and for the year ended December 31,
	2021	2020	2019	2018	2017
	(in millions of R$, except as otherwise indicated)

Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	(1,781)	(11,703)	(326)	(5,589)	1,574
Effects on hedge for investment held abroad	2,512	13,583	1,264	5,867	810
Adjusted Gains/losses on financial assets and liabilities (net) plus exchange differences (net)	(4,293)	(25,286)	(1,590)	(11,456)	2,384
Total Income	63,926	48,242	58,769	49,507	48,725
Effects on hedge for investment held abroad	2,512	13,583	1,264	5,867	(810)
Adjusted Total Income	66,438	61,825	60,033	55,374	47,915
Operating income before tax	24,750	9,664	22,273	15,910	14,514
Effects on hedge for investment held abroad	2,512	13,583	1,264	5,867	(810)
Adjusted Operating income before tax	27,262	23,247	23,537	21,777	13,704
Income Tax	(9,191)	3,787	(5,642)	(3,110)	(5,376)
Effects on hedge for investment held abroad	2,512	(13,583)	(1,264)	(5,867)	810
Adjusted Income tax	(6,679)	(9,796)	(6,906)	(8,977)	(4,566)
Operating income before tax – Commercial Banking	19,491	4,666	18,375	12,397	11,220
Effects on hedge for investment held abroad	2,512	13,583	1,264	5,867	810
Adjusted Operating Income before tax – Commercial Banking	22,003	18,249	19,639	18,264	12,030

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

Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are compelling reasons to foresee a serious imbalance; temporary restrictions may be imposed on remittances of foreign capital abroad. Any such restrictions may limit our ability to make distributions to holders of our American Depositary Receipts, or “ADRs.” We cannot assure that such measures will not be taken by the Brazilian government in the future. Exchange rate fluctuations will affect the U.S. dollar equivalent of the price of our shares in reais on the B3, as well as the U.S. dollar equivalent of any distributions we make with respect to our shares, which will be made exclusively in reais. Exchange rate fluctuations may also adversely affect our financial condition. For further information on these risks, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.”

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2017	3.31	3.19	3.05	3.38
2018	3.87	3.68	3.14	4.19
2019	4.03	4.11	4.02	4.22
2020	5.20	5.16	4.02	5.94
2021	5.58	5.40	4.92	5.87
Month Ended:
September 2021	5.44	5.28	5.16	5.44
October 2021	5.64	5.54	5.39	5.71
November 2021	5.62	5.56	5.41	5.67
December 2021	5.58	5.65	5.56	5.74
January 2022	5.36	5.53	5.36	5.70
February 2022 (through February 22, 2022)	5.06	5.22	5.06	5.33

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates at the close of each business day during the period.

Our parent company, Santander Spain, reports its financial and operating results in euros. As of December 31, 2021, the exchange rate for euro to real was R$ 6.3210 per €1.00.

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

Summary of Risk Factors

Summary of Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

●	The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn.
●	The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities.
●	Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.
●	Exposure to Brazilian federal government debt could have a material adverse effect on us.
●	Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.
●	Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.
●	Infrastructure, labor force deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.
●	Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

Summary of Risks Relating to the Brazilian Financial Services Industry and Our Business

●	The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.
●	The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.
●	We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
●	We are subject to increasing scrutiny and regulation from data protection laws. Failure to protect personal information could adversely affect us.
●	We are exposed to risk of loss from legal and regulatory proceedings.
●	Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.
18

●	Changes in taxes and other fiscal assessments may adversely affect us. Furthermore, we are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
●	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
●	The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
●	Liquidity and funding risks are inherent in our business, and since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.
●	The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio. We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.
●	We may not effectively manage risks associated with the replacement or reform of benchmark indices.
●	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.
●	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.
●	We are subject to counterparty risk in our business.
●	Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.
●	We engage in transactions with related parties that others may not consider to be on an arm’s- length basis.
●	Our business is highly dependent on the proper functioning of information technology systems.

Summary of Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

●	Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.
●	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors. Furthermore, our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the U.S.
●	The liquidity and market prices of the units and the ADRs may be adversely affected by the cancellation of units or substantial sale of units and shares in the market, or by the relative volatility and limited liquidity of the Brazilian securities markets.
●	The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.
●	Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity, may be unable to exercise preemptive rights with respect to our units underlying the ADRs, and may find it difficult to exercise voting rights at our shareholders’ meetings.
●	Investors may find it difficult to enforce civil liabilities against us, our directors or officers. In addition, judgments of Brazilian courts with respect to our units or ADRs will be payable only in reais.
19

●	Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs. Furthermore, if you exchange your ADRs for their underlying Units, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn.

The COVID-19 pandemic added a new source of uncertainty to global economic activity and it has had, and is expected to continue to have, a negative impact on global, regional and national economies and to disrupt supply chains and reduce international trade and business activity. New variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place, suppressing activity, if the contagion does not subside. The materialization of these risks has affected global growth and may decrease investors’ interest in assets from Brazil, which has adversely affected the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. A continued downturn in local, regional or global economic conditions may adversely affect our business, results of operations and financial condition.

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

We and the trading price of our securities may be adversely affected by changes in policy, laws or regulations at the federal, state and municipal levels involving or affecting factors such as:

●	interest rates;
●	currency volatility;
●	inflation;
●	reserve requirements;
●	capital requirements;
●	liquidity of capital and lending markets;
●	non-performing loans;
●	tax policies;
●	the regulatory framework governing our industry;
●	exchange rate controls and restrictions on remittances abroad; and
●	other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian government will implement changes in policy or regulation, as well as uncertainties related to the 2022 Brazilian presidential election, create instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us and our securities. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities. The overall trend of the Brazilian political and economic arenas may also affect the business of the Brazilian financial industry.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business and lending activity, nor are we able to predict how current or future measures implemented by regulatory policymakers may impact our business. In addition, due to the current political instability, there exists substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, or continued political uncertainty may materially adversely affect our business.

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

There are uncertainties regarding the ability of the current government to implement policies and reforms, as well as external perception regarding the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, a tax reform proposed in 2021 that has not been voted on, suggests the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. Any such new policies or changes to current policies may have a material adverse effect on us.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens (particularly following the COVID-19 pandemic and the need for the Brazilian government to fund extensive economic relief programs), declining revenues and inflexible expenditures.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation, as well as uncertainty arising from the 2022 Presidential election, may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies active in the oil and gas, energy, construction, and infrastructure sectors have faced investigations by the CVM, the U.S. Securities and Exchange Commission, or the “SEC,” the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil, and other relevant governmental authorities, in connection with corruption allegations (the Lava Jato investigations). The Brazilian Federal Police are also investigating allegations of improper payments made by Brazilian companies to officials of the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF,” a tax appeals tribunal (the so-called Operação Zelotes). It is alleged that the purpose of such improper payments was to induce those officials to reduce or waive certain tax-related penalties imposed by the Brazilian Federal Revenue Authority, which were under appeal in the CARF. Such investigations involve and/or involved several companies and individuals, including representatives of various companies, politicians and third parties. Certain of these individuals are being investigated by the Brazilian Federal Police and others were formally charged and are facing criminal proceedings and/or have already been convicted by the Brazilian Federal Courts.

Depending on the duration and outcome of such investigations, the companies involved may face a reduction in their revenues, downgrades from rating agencies or funding restrictions, among other negative effects. Given the significance of the companies cited in these investigations in the Brazilian economy, the investigations and their fallout have had an adverse effect on Brazil’s economic growth prospects in the short to medium term.

Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term. According to data from the IBGE, the Brazilian economy’s gross domestic product, or “GDP,” contracted by 3.3% in 2016, then increased by 1.3% in 2017, 1.8% in 2018 and 1.2% in 2019. In 2020, Brazilian GDP contracted by 3.9% as a result of the adverse macroeconomic effects of COVID-19 pandemic. In 2021, Brazilian GDP is estimated to have increased by 4.6%. In addition, although we have reduced our exposure to companies involved in the Lava Jato and other government investigations, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of the Lava Jato investigations, we may also be materially adversely affected.

As a result of the allegations under the Lava Jato investigations and the economic downturn, Brazil was downgraded to non-investment grade status by Standard & Poor's, or “S&P,” in September 2015, by Fitch Ratings, or “Fitch,” in December 2015, by Moody’s Investor Service, or “Moody’s,” in February 2016, and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the prior Brazilian government to approve certain reforms, Brazil’s sovereign rating is currently rated by the three major risk- rating agencies as follows: BB- by S&P (stable outlook) and Fitch (negative outlook) and Ba2 by Moody’s (stable outlook). Further downgrading of Brazil’s credit rating could reduce the trading price of units and ADRs. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments. In addition, the Lava Jato investigations have also reached members of the executive and legislative branches of the Brazilian government, which has caused considerable political instability, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to predict the effects of such political instability, which may include further deteriorations in Brazil’s economic conditions.

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

The SELIC rate had been on a downward trend since mid-2016. The SELIC rate reached a high as 14.25% as of October, 2016, before decreasing to 13.75% p.a. by the end of 2016. The SELIC rate fell further to 7.00% p.a. by the end of 2017, and to 6.50% p.a. in March 2018. The SELIC rate remained at this level until June 2019, when it resumed its downward trend, ending 2019 at 4.50% p.a. As a result of the negative economic impact of the COVID-19 pandemic, the SELIC rate continued to fall during 2020, and reached a historical low of 2.00% p.a. by the end of the year and remained at that level until mid-March 2021, when it reached 2.75%. As a result of inflationary pressures that have arisen in Brazil and globally in late 2021 and early 2022, the Brazilian Central Bank started tightening monetary policy: the SELIC rate then reached 6.25% p.a. in late September 2021, 7.75% p.a. in late October 2021, 9.25% p.a. in December 2021, and reached 10.75% p.a. in February 2022. As of the date of this annual report, the SELIC rate is 10.75% p.a..

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that, in 2021, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$553 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA, and the IGP-M. For example, considering the amounts in 2021, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$90 million and R$83 million, respectively.

Inflation, as measured by the IPCA, reached 4.52% in 2020, compared to 4.31% in 2019, mainly as a result of temporary supply shocks affecting the prices of foodstuff items. These inflationary pressures have persisted in 2021 and have also been compounded by additional ones, including climate events that hit electricity generation and led to an increase in energy prices, disruption in supply chains and the depreciation of the real, among others. As a result, inflation as measured by the IPCA reached 10.06% in 2021, significantly above the target of 3.75% set for the period.

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

We invest in Brazilian federal government bonds. As of December 31, 2021, approximately 18.4% of our total assets, and 76.1% of our securities portfolio, consisted of debt securities issued by the Brazilian federal government. Any failure by the Brazilian Government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.

We sponsor defined benefit pension plans and a healthcare plan for former and current employees, most of which were inherited from Banespa (though we discontinued the use of defined benefit pension plans for our employees in 2005).

In order to determine the funded status of each legacy defined benefit pension plan and, consequently, the carried reserves necessary to pay future beneficiaries, we use certain actuarial techniques and assumptions, which are inherently uncertain and involve the exercise of significant judgment, including with respect to interest rates, which are a key assumption in determining our current obligations under the legacy pension plans. For further information, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

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

Increases in interest rates can decrease the present value of obligations under our legacy defined benefit pension plans and lifetime medical assistance plan. Therefore, in 2021, there were two factors that contributed to the reduction of our provisions when compared to 2020: first, increases in interest rates, and secondly, the greater-than-average profitability of investments indexed to the IGP-M.

As of December 31, 2021, our provisions for pensions and similar obligations totaled R$2.7 billion (out of total provisions for legal and administrative proceedings, commitments, pensions and other matters of R$11.6 billion). For additional information, see note 21 to our audited consolidated financial statements included in this annual report.

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

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. As a result of fluctuations in commodity prices, international developments and periods of progress and setbacks on the domestic front—such as during the presidential impeachment process in 2016, or the approval of the national pension system reform in 2019—the real has weakened over the last few years. After having ended 2013 with an exchange rate of R$2.34 per U.S.$1.00, the real/U.S. dollar exchange rate was R$2.65 per U.S.$1.00 on December 31, 2014, depreciating further to R$3.91 per U.S.$1.00 on December 31, 2015. Despite the instability caused by a change in the country’s presidency, the real appreciated 17.0% year-over-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S.$1.00. In 2017, the real remained relatively stable against the U.S. dollar, with an exchange rate of R$3.31 per U.S.$1.00 as of December 31, 2017, but continued to depreciate in the following years, reaching R$3.87 per U.S.$1.00 as of December 31, 2018, and R$4.03 per U.S.$1.00 as of December 31, 2019. In 2020, in response to the turbulence and uncertainty caused by the COVID-19 pandemic, the real depreciated significantly against the U.S.$ dollar, but finished the year at R$5.20 per U.S.$1.00. In 2021, the fallout of the COVID-19 pandemic continued to weigh on the performance and prospects of the Brazilian economy. The adverse economic effects of the COVID-19 pandemic have led to pressure on the Brazilian government to increase its support for the economy, which has led it to increase its already high indebtedness. Along with an ongoing perception that the Brazilian government could continue such support and further increase its indebtedness, this has led to a depreciation of the real. As of December 31, 2021, the exchange rate was R$5.58 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2021, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$1.17 million.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian gross domestic product, or “GDP,” growth has fluctuated over the past few years, with a contraction of 3.3% in 2016 followed by a three-year streak of growth in 2017 (1.3%), 2018 (1.8%) and 2019 (1.2%). In 2020, the Brazilian GDP contracted by 3.9% as a result of the effects of the COVID-19 pandemic, and despite the significant economic support measures put in place by the Brazilian government (although it is believed that these measures averted an even stronger contraction).We estimate that Brazilian GDP increased by 4.6% in 2021 due to the extension of income supports programs and the relaxation of certain mobility restrictions that allowed some businesses to resume their activities (e.g., after having contracted by 3.9% in 2020, we estimate that the services sector increased by 4.8% in 2021). Growth has been limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors, and a lack of a qualified labor force. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters or other disruptive events. Additionally, travel restrictions or potential impacts on personnel due to the COVID-19 pandemic may disrupt our business and adversely affect the financial condition of our customers. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

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

In 2021, 2020 and 2019, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. In 2021 and 2020, the fallout of the COVID-19 pandemic has also affected the performance of Brazilian markets. These uncertainties adversely affected us and the market value of our securities.

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

The global macroeconomic environment is facing challenges, including the economic setbacks derived from the COVID-19 pandemic. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States.

Pandemics, epidemics or outbreaks of infectious diseases can have an adverse effect on the global market and economy, as well as on our operations. Historically, some epidemics and regional or global outbreaks, such as Zika virus, Ebola virus, H5N5 virus (popularly known as avian influenza), foot-and-mouth disease, H1N1 virus (influenza A, popularly known as swine flu), middle east respiratory syndrome (MERS) and severe acute respiratory syndrome (SARS) have affected certain sectors of the economy in the countries where these diseases have spread.

On March 11, 2020, World Health Organization, or “WHO,” declared that the COVID-19 epidemic rose to the level of a pandemic. This declaration triggered severe measures by government officials around the world with the aim of controlling the spread of COVID-19, including restrictions on the flow of people, with limitations on travel, use of public transport, quarantines and lockdowns, prolonged closure of commercial establishments, interruptions in the supply chain and reduction of consumption in general. These measures, combined with the uncertainties caused by the COVID-19 pandemic, had an adverse impact on the economy and the global capital market, including Brazil, including causing eight circuit breakers in B3 negotiations throughout March 2020. The price of most of the assets traded on B3 was adversely affected due to the COVID-19. Impacts similar to these may reoccur, causing the prices of securities traded on the B3 to fluctuate.

In addition, any material changes in the economy and the global capital market, including Brazil, may decrease the interest of investors in Brazilian assets, including our ADRs, which may adversely affect the market price of our securities, in addition to making it difficult for us to access the capital markets and finance our operations, including on acceptable terms.

There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China have recently been involved in controversy over trade barriers in China that threatened a trade war between the countries and have implemented or proposed to implement tariffs on certain imported products. Sustained tension between the United States and China over trade policies could significantly undermine the stability of the global economy. In 2022, the military conflict between the Russian Federation and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

In addition, on January 31, 2020, the UK ceased to be a member of the EU, on withdrawal terms that established a transition period until December 31, 2020. During the transition period, the UK continued to be treated as an EU member state and applicable EU legislation continued to be in force. A trade deal was agreed between the UK and the EU prior to the end of the transition period and the new regulations came into force on January 1, 2021. Uncertainty remains around the terms of the UK’s relationship with the European Union and the lack of a fully comprehensive trade agreement may negatively impact the economic growth of both regions. Similarly, an adverse effect on the UK and the European Union may have an adverse effect on the wider global economy or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

Moreover, the risk of returning to a fragile and volatile environment and to heightened political tensions in Europe exists if, among others, the policies implemented to provide relief to the economies most affected by the COVID-19 pandemic do not succeed, the reforms aimed at improving productivity and competition fail, the banking union and other measures of European integration do not take hold or anti-European groups become more widespread. A deterioration of the economic and financial environment in Europe could have a material adverse impact on the global economy, affecting our operating results, financial position and prospects. In addition, growing protectionism and trade tensions, such as the tensions between the United States and China in recent years, could have a negative impact on the global economy, which would also impact our operating results, financial condition and prospects.

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

Risks Relating to the Brazilian Financial Services Industry and Our Business

The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Health and safety restrictions adopted in 2020 and 2021 to contain the impact of the COVID-19 pandemic, including imposing mass quarantines, shelter-in-place orders, medical screenings, travel restrictions and limiting public gatherings, resulted and many continue to result in a severe decrease of global economic activity and decreases in production and demand, which led to sharp declines in the GDP of those countries that were most affected by the pandemic, including Brazil. Some of these measures remained in force as of the date of this annual report. Other consequences included increased unemployment levels, sharp decreases and high volatility in the stock markets, disruption of global supply chains, exchange rate volatility, steady customer draws on lines of credit, decline in real estate prices, and uncertainty in relation to the future impact in regional and global economies in the medium and long term. These measures have also negatively impacted, and could continue to negatively impact, businesses, market participants, our counterparties and customers, and the global economy for a prolonged period of time.

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

In 2021, high vaccination rates in many countries and a progressive relaxation of health and safety restrictions, together with the fiscal and monetary policy measures implemented, contributed to an increase in employment levels and recovery of the global economy generally, with some variations across sectors and geographies. However, the pandemic remains dynamic and the emergence of variants resistant to existing vaccines remains uncertain. In addition, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may persist for some time, including labor shortages and disruptions of global supply chains, that are contributing to rising inflationary pressures.

If new COVID-19 waves or variants of the virus force countries to re-adopt measures that restrict economic activity, the macroeconomic environment could deteriorate and adversely impact our business and results of operations, which could include, but is not limited to (i) a continued decreased demand for our products and services; (ii) protracted periods of lower interest rates and resulting pressure on our margins; (iii) further material impairment of our loans and other assets including goodwill; (iv) decline in value of collateral; (v) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (vi) downgrades to our credit ratings. See also “Our cost of funding is affected by our credit ratings, and any risks may have an adverse effect on both variables. Any downgrade in (i) the rating of Brazil’s, (ii) our controlling shareholders, or (iii) our credit rating would likely increase our cost of funding, requiring us to post additional collateral under some of our derivative and other contracts and adversely affect our interest margins and results of operations.”

Moreover, our operations could still be impacted by risks from remote working arrangements or bans on non-essential activities. For example, some of our branches in Brazil have been closed and others have been functioning with reduced hours for a significant period of time. During 2020, we had more than half of our total workforce working remotely, which has increased cybersecurity risks given greater use of computer networks outside the corporate environment.

During 2021, there was a progressive move to return to the office while still maintaining flexibility to work remotely, particularly during the peaks of the COVID-19 waves. If we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.

We may also be adversely affected by measures taken by the Brazilian and other governments to mitigate the effects of the COVID-19 pandemic. For example, in 2020, a temporary suspension on dividends and other distributions was enacted in Brazil through Resolution No. 4,820, limiting the distributions to shareholders 30% of adjusted net profit (following amendments enacted on December 23, 2020). As a result, we only distributed R$3,837 million in 2020 compared to R$10,800 million in 2019. This restriction was not applied in 2021, but we cannot assure you that the Brazilian Central Bank or other government agencies will not apply similar measures to us in the future, whether in an effort to mitigate the effects of the COVID-19 pandemic or otherwise.

The COVID-19 pandemic may persist for some time, which could affect the global economy and/or adversely affect our business, financial condition, liquidity or results of operations, and may also increase the likelihood and/or magnitude of other risks described in this “Item 3. Key Information—D. Risk Factors.” The extent to which the consequences of the COVID-19 pandemic affect our business, financial condition, liquidity and results of operations will depend on future developments that remain uncertain, including the rate of distribution and ad ministration of vaccines globally, the severity and duration of any resurgence of COVID-19 variants, future actions taken by governments, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers.

For more information about specific measures that we have adopted and the impact on our business operations, see “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in Brazil, as well as volatile macroeconomic and political conditions.

A slowdown or recession in Brazil and other major world economies, such as the severe recession caused by COVID-19 that started in 2020, could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions). The year 2021 was marked by an accelerated recovery in the level of activity in the main global economies, as a result of the expansionary monetary and fiscal policy, including reductions in interest rates. As a result, inflation rates have increased considerably in Brazil and around, due to the strong increase in aggregate demand and bottlenecks in supply and production chains due to unavailability of inputs.

In Brazil, this process of generalized increase in prices was intensified by the depreciation of the Brazilian real against the U.S. dollar and other leading currencies, leading the Brazilian Central Bank to start raising interest rates. This increase in interest rates may have an adverse effect on economic growth in 2022 and 2023. It is also widely expected that Brazil will experience greater economic volatility in 2022 as a result of the Presidential elections which are scheduled to take place in the second half of the year.

Volatile conditions in financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:

●	reduced demand for our products and services;
●	strong political polarization of the political scenario in Brazil, aggravated by the socioeconomic impacts of the pandemic;
●	intensification of government action in banking regulation (BC#, CSLL, IOF and Tax Reform), technological disruptions (PIX and Open Finance) and the entry of new players including large technology companies, fintech and marketplaces) have made and may continue to make our industry more competitive and potentially less profitable;
●	increased inflationary pressure, continued high unemployment and continued reductions in growth prospects could make the economic environment more unpredictable and adversely affect our results of operations;
●	increased regulation of our industry and compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our regulatory risks and limit our ability to pursue business opportunities; and
●	inability of our borrowers to comply with their existing obligations on a timely basis, whether in part or at all. Continued macroeconomic uncertainty may adversely affect customers’ income across both our retail and corporate business, and may adversely affect the recoverability of our loans, resulting in increased loan losses.
28

Any of the developments mentioned above may have a material adverse effect on our business, financial condition and results of operations, including without limitation as a result of a higher cost of capital and limitations on the availability of funding given the market’s requirement for a higher risk premium due to market conditions, expectations for the sector and availability of liquidity in the Brazilian and global economy.

Each of these factors could also affect the credit quality of our counterparties, due to the slowdown in the Brazilian economy as a whole, reduction in purchasing power and operating margins. The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

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

In addition, we are exposed to sovereign debt in Brazil. Our net exposure to Brazilian sovereign debt as of December 31, 2021 was R$171.4 billion (or 18.4% of our total assets as of that date) and consistent principally of National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F). Recessionary conditions in Brazil would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.

Our revenues are also subject to risk of deterioration from unfavorable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps, tax and monetary policies.

The economy of Brazil has experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the Brazilian economy to which we lend. In addition, Brazil is affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Furthermore, the Brazilian government has implemented fiscal and monetary policies and initiatives to mitigate the effects of the COVID-19 pandemic on the economy, individual businesses and households. These fiscal and monetary policy measures have accelerated the economic recovery in 2021 but have significantly increased public debt. Among the risks that could lead to an economic slowdown and financial markets falls are (i) the rise in energy prices that can cause inflation; (ii) the breakdown of global supply chains; (iii) excess liquidity and low interest rates, which has already led to an increase in inflation; and (iv) further tightening of monetary and public deficit policies. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services.

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

Non-traditional providers of banking services, such as internet-based e-commerce providers, mobile telephone companies and internet search engines, as well as payment services for block-chain technologies, may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive prices and rates and devote more resources to technology, infrastructure and marketing. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision”

New competitors have entered and may continue to enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger, artificial intelligence and/or biometrics, to provide services such as cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand toward internet and mobile banking may necessitate changes to our retail distribution strategy. Our failure to implement changes to our distribution strategy swiftly and effectively could have an adverse effect on our competitive position.

In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms who are already eroding our results in very relevant markets such as payments. In addition, neobanks (i.e., banks that are fully digital) have begun operating in Brazil and have drawn significant numbers of customers. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with major technology companies can make it more difficult for us to successfully compete with them and could adversely affect us.

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

As we expand the range of our products and services, some of which may be at an early stage of development, in certain regional markets where we operate, we will be exposed to new and potentially increasingly complex risks, such as conduct risk arising from relationships with customers, and development expenses. Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

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

The Brazilian financial markets are subject to extensive and continuous regulatory control by the Brazilian government, principally by the Brazilian Central Bank, the CVM and the CMN, which, in each case, materially affects our business. We have no control over the issuance of new regulations that may affect our operations, including in respect of:

●	minimum capital requirements;
●	reserve and compulsory deposit requirements;
●	limits on investments in fixed assets;
●	lending limits and other credit restrictions, including compulsory allocations;
●	limits and other restrictions on interest rates and fees;
●	limits on the amount of interest banks can charge or the period for capitalizing interest; and
●	accounting and statistical requirements.

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

As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent that these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations, could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulations may be imposed on an ad hoc basis by governments and regulators in response to a crisis, and these may especially affect financial institutions such as those that may be deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements require a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to continued significant financial regulatory reform in jurisdictions outside Brazil that directly or indirectly affect Santander Spain’s businesses, including Spain, the European Union, the United States and other jurisdictions. In Spain and in other countries in which Santander Spain’s subsidiaries operate (including Brazil), there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behavior and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest, and in their products and services and the prices and other terms applied to them, is likely to continue. Changes to current legislation and their implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burdens on Santander Group, including Santander Brasil, in these jurisdictions. In the European Union, these reforms could include changes relating to capital requirements, liquidity and funding, or other measures, implemented as a result of the unification of the European banking system under a European Banking Union. In the United States, many changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations, most of which are now in place. In May 2018, the United States government enacted the Economic Growth, Regulatory Relief, and Consumer Protection Act, or “EGRRCPA,” the first major piece of legislation rebalancing the financial regulatory landscape since the passage of the Dodd-Frank Act. The U.S. financial regulatory agencies have begun to propose regulations implementing EGRRCPA, but the ultimate impact of these reforms on our operations is currently uncertain. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation.” We cannot predict the outcome of any financial regulatory reforms in the European Banking Union, the United States or other jurisdictions, and we cannot yet determine their effects on Santander Spain and, consequently, their effects on us, but regulatory changes may result in additional costs for us.

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

In their supervisory roles, the Brazilian Central Bank and the CMN seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. Their continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit and financial services related sectors through entities under our control. For certain purposes related to regulation and supervision, the Brazilian Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Brazilian Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Brazilian Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims to our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Brazilian Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Brazilian Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

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

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations:

●	do not bear interest; and
●	must be used to finance government programs, including a federal housing program and rural sector subsidies.

In recent years, the CMN and Brazilian Central Bank published several rules to implement Basel III in Brazil. This new set of regulations covers the revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios, and treatment of systemically important financial institutions.

For more information on the rules implementing Basel III, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage - Basel—Basel III” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding—Capital Management.”

We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, or “AML,” anti-terrorism, anti-bribery and corruption, sanctions and other laws and regulations applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We have financial crime policies and procedures in place detailing what is required from those responsible. We are also required to conduct AML training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by the Special Incidents area.

Financial crime continues to be the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML, anti-bribery, anti-corruption and sanctions laws and regulations are increasingly complex and detailed. Key standard-setting and regulatory bodies continue to provide guidelines to strengthen the interaction and cooperation between prudential and Anti-Money Laundering/Combating the Financing of Terrorism (AML/CFT supervisors). Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. However, emerging technologies, such as cryptocurrencies and innovative payment methods, could limit our ability to track the movement of funds and therefore, present a risk to our Company. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and, as noted, is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

Additionally, in 2015 and early 2016, pursuant to a new resolution issued by the United Nations Security Council, as well as recently enacted laws and regulations issued by the Brazilian Central Bank requiring the implementation of the aforementioned resolution in Brazil, additional compliance requirements were imposed on us and on other financial institutions operating in Brazil, which relate to the local enforcement of sanctions imposed by the United Nations Security Council resulting from certain resolutions. We believe we already have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we continue to evaluate their impact on our control and compliance procedures and whether adjustments will need to be made to our control and compliance procedures as a result.

If we are unable to comply fully with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

The reputational damage to our business and global brand would be severe if we were found to have breached AML, anti-bribery, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ data and bank products and services from being accessed or used for illegal or improper purposes.

Furthermore, the Brazilian Public Federal Prosecutor’s Office (Ministério Público Federal), or “MPF,” has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases, resulting in a claimed benefit of R$83 million (approximately U.S.$15 million) for us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018 the officer in question presented his defense. The proceedings are currently ongoing. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

In addition, expect relevant counterparties to maintain and apply their own appropriate compliance measures, procedures and internal policies. Such measures may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML, anti-terrorism, or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “watch lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are subject to increasing scrutiny and regulation from data protection laws, including penalties in the event of noncompliance with the terms and conditions of certain new European and Brazilian regulations.

We receive, maintain, transmit, store and otherwise process proprietary, sensitive and confidential data, including public and non-public personal information of our customers, employees, counterparties and other third parties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this information is governed by stringent federal, state, local and foreign laws, rules and regulations, and the regulatory framework for data privacy and cybersecurity is in considerable flux and evolving rapidly. As data privacy and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, data privacy and cybersecurity issues have become the subject of increasing legislative and regulatory focus.

On May 25, 2018, the Regulation (EU) 2016/279 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”) became directly applicable in all member states of the European Union.

In addition to the GDPR, we face new regulations from Brazilian authorities. The LGPD was approved in the Federal Official Gazette on August 14, 2018 and, as amended by the Law No. 13,853/2019, took effect in September 2020, with the exception of its Articles 52, 53 and 54, which address administrative penalties, which entered into force on August 1, 2021. Law No. 13,853/2019 also set up the National Data Protection Authority for purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. The LGPD also brings about deep changes in the conditions for personal data processing, with a set of rules to be observed in activities such as collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

Although a number of basic existing principles have remained the same, the LGPD has introduced extensive new obligations on data controllers and rights for data subjects. The LGPD applies to individuals, as well as private and public entities, regardless of the country where they are headquartered or where data is hosted, as long as (i) data processing takes place in Brazil; (ii) the data processing activity is intended to offer or supply goods or services or to process data of individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data is collected. The application of the LGPD will apply irrespective of industry or business when dealing with personal data and is not restricted to data processing activities performed through digital media and/or on the internet.

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

For more information on the rules implementing LGPD, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Data Protection Requirements.”

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

We are from time to time subject to regulatory investigations and civil and tax claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees, economic plans, and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state with certainty what the eventual outcome of these pending matters will be. The amount of our reserves in respect to these matters, which is calculated based on the probability of loss of each claim, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a highly uncertain matter may become material to our operating results. As of December 31, 2021, we had provisions for taxes, other legal contingencies and other provisions of R$8,876 million.

See more information in note 22 to our audited consolidated financial statements included in this annual report and in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We may face operational difficulties under the Brazilian instant payment scheme.

On November 16, 2020, the Brazilian Central Bank instituted its instant payment scheme, or “PIX,” as well as the Instant Payment System (Sistema de Pagamentos Instantâneos), or “SPI,” which enables participants to settle electronic transfers of funds in real time and is available for 24 hours a day, seven days a week, and every day in the year.

As a direct participant of the PIX, we may face operational issues, as well as difficulties in adapting to the requirements established by the PIX payment scheme regulations and by the other applicable rules, mainly related to the minimum level of service to be provided on a recurring basis to customers, as well as recent new security and fraud prevention requirements set forth by the Brazilian Central Bank. The Brazilian Central Bank has also enacted a new rule to be implemented by July 2022 setting a limited amount of R$ 1,000.00 for PIX transactions carried out between 8 p.m. (or, at the user’s discretion, between 10 p.m.) and 6 a.m. As a result, we may be the target of administrative sanctions and/or judicial claims, either by the Brazilian Central Bank itself or as a result of complaints brought by our customers. Furthermore, as a consequence of potential administrative sanctions or judicial claims, we may face difficulties in retaining customers in relation to Santander SX, our solution for our customers to access PIX, which may have a material adverse effect on our financial results, as well as our reputation.

In addition, the Brazilian Central Bank may issue new and stricter rules applicable to PIX participants, including new operational capacity requirements. The imposition by the Brazilian Central Bank of new requirements may adversely affect our operations.

For more information related to the PIX and the SPI, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Brazilian Payment and Settlement System.”

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

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

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Non-performing or low credit quality loans can negatively impact our results of operations as the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or other factors, including factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Brazil and globally, including as a result of the COVID-19 pandemic. In 2021, as a response to the macroeconomic shock of the COVID-19 pandemic, we used a part of the provision overlay on expected credit losses created in 2020. If we are unable to control the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

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

Since, many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot assure you that our current or future provisions for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the abovementioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions for impairment losses, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

On December 31, 2021, our credit risk (which includes gross loans and advances to customers, guarantees and documentary credits) amounted to R$540,873 million (compared to R$466,104 million as of December 31, 2020).

Economic uncertainty may lead to a contraction in our loan portfolio.

The slow growth rate of the Brazilian economy in 2021, 2020, 2019 and 2018, as well as a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation, a recent increase of the SELIC rate, as well as a recession in 2016 have adversely affected the rate of growth of our loan portfolio in recent years. Ongoing economic uncertainty could adversely affect the liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All these factors could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Liquidity and funding risks are inherent in our business, and since our principal sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they fall due, or that we can only secure such financial resources at excessive cost. This risk is inherent in any retail and wholesale banking business and can be heightened by a number of enterprise-specific factors, including overreliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the COVID-19 pandemic, Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, and increases in these factors raise the cost of our funding. Credit spread variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

We rely primarily on retail deposits as our main source of funding. As of December 31, 2021, 87% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 55% of our assets had maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets, The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, including: general economic conditions, the confidence of retail depositors in the economy and in the financial services industry, the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances arise, this could have a material adverse effect on our operating results, financial condition and prospects.

Central banks around the world have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the COVID-19 crisis. As a result of inflationary pressures in late 2021 and early 2022 central banks have begun to reduce or discontinue these measures. If current credit facilities are rapidly removed or significantly reduced, this could have a material adverse effect on our ability to access liquidity and on our funding costs. Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdowns of committed credit lines to our customers.

Our ability to manage our funding base may also be affected by changes to the regulation on compulsory reserve requirements in Brazil. For more information on the rules on compulsory reserve requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected. Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio, or “LCR,” is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. For the observations in this disclosure (exercised with daily balances for October, November and December 2021), Santander Brasil had an LCR of 148.5%, above the 100% minimum requirement. The Net Stable Funding Ratio, or “NSFR,” provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile in relation to their activities. The NSFR, which must remain at a minimum of 100% beginning from October 1, 2018 according to CMN rules, stands at over 111.7% for us as of December 31, 2021.

Our cost of funding is affected by our credit ratings, and any risks may have an adverse effect on both variables. Any downgrade in (i) the rating of Brazil’s, (ii) our controlling shareholders, or (iii) our credit rating would likely increase our cost of funding, requiring us to post additional collateral under some of our derivative and other contracts and adversely affect our interest margins and results of operations.

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

Santander Spain’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s, A with a negative outlook by Standard & Poor’s Ratings Services, or “S&P,” and A- with a negative outlook by Fitch Ratings Ltd., or “Fitch.” In April 2018, following the upgrade of the Spanish sovereign debt rating, S&P and Moody’s upgraded their ratings of Santander Spain from A- to A and from A3 to A2, respectively, and in July 2018, Fitch confirmed its rating and outlook. In 2019, the agencies maintained their 2018 analysis, considering, in some cases, a positive rating depending Santander Spain’s performance in 2019. However, due to the crisis caused by the COVID-19 pandemic and the macroeconomic deterioration in 2020, S&P and Fitch revised the outlook to negative, while Moody’s maintained its rating and outlook. In 2021, Fitch revised the outlook to stable and S&P revised its outlook to negative, considering the strength of Santander Spain’s geographic diversification and the fact that it has the potential to withstand an additional deterioration of its assets’ quality in some geographies and business segments. Santander Spain’s long-term debt in foreign currency is currently rated A+ with a negative outlook by S&P, and A2 with a stable outlook by Moody’s.

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

As part of the risk analysis we undertake with respect to our customers, we take into account environmental factors (such as soil and water contamination, vegetation suppression, or lack of environmental authorizations) as well as social factors (such as the existence of working conditions akin to slavery). We are also exposed to the risk that our assessment that a product or service we provide is socially or environmentally responsible will be challenged by customers, regulators or third parties. Any failure by us to identify and accurately assess these factors and the potential risks to us before entering into proposed transactions with our customers may result in damage to our image and reputation, as well as have a material adverse effect on our business, results of operations and financial condition.

Furthermore, the Brazilian Central Bank has recently issued new regulations and standards applicable to us relating to the management and governance of social, environmental and climate risks by financial institutions. These rules relate both to risks resulting from our products, services and activities, and to risks arising out of the activities of our counterparties, controlled entities, suppliers and outsourced service providers. The majority of these regulations will enter into effect in July 2022. Any failure by us to adequately identify and assess these risks may subject us to future sanctions by the Brazilian Central Bank, as well as have a material adverse impact on our business and financial condition. For more information on the new regulatory requirements issued by the Brazilian Central Bank relating to environmental, social and governance requirements applicable to Brazilian financial institutions, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Environmental, Social and Governance (ESG) requirements applicable to financial institutions.”

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of a prolonged COVID-19 pandemic or a weaker than expected economic recovery after the COVID-19 pandemic and macroeconomic factors globally and in Brazil, as well as force majeure events, such as natural disasters (including as a result of climate change). We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Financial instruments, including derivative instruments and securities represented 88.6% of our total assets as of December 31, 2021. As of December 31, 2021, the notional value of derivatives in our books amounted to R$2,427,444 million (with a market value of R$21,125 million of debit balance and R$24,619 million of credit balance).

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

Interest rate, equity, foreign exchange rate and other types of indices, which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

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

Any of these developments, and any future initiatives to regulate, reform or change the administration of benchmarks, could result in adverse consequences to the return on, value of and market for loans, mortgages, securities, derivatives and other financial instruments whose returns are linked to any such benchmark, including those issued, funded or held by us.

Various regulators, industry bodies and other market participants in the U.S. and other countries have worked to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. A transition away from the widespread use of interest rate benchmarks to alternative rates has begun and will continue over the course of the next few years. While central bank-sponsored committees in various jurisdictions have recommended alternative rates for various important interest rate benchmarks, if a particular benchmark were to be discontinued and an alternative rate had not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on our results of operations. In addition, the transition of a particular benchmark to a replacement rate could affect hedge accounting relationships between financial instruments linked to that benchmark and any related derivatives, which could adversely affect our results.

On 5 March 2021, the U.K. Financial Conduct Authority, or the “FCA,” which regulates the London interbank offered rate (LIBOR), published an announcement to confirm the dates immediately after which all LIBOR settings will either cease to be provided by any administrator or no longer be representative: December 31, 2021 for all EUR, GBP, JPY and CHF LIBOR tenors and 1-week and 2-month USD LIBOR tenors, and June 30, 2023 for the remaining USD LIBOR tenors (overnight, 1-, 3-, 6- and 12-month). Therefore, since January 1, 2022, most LIBOR settings have ceased to be available. While publication of the 1-, 3- and 6-month GBP and JPY tenors will continue at least until the end of 2022 on the basis of a “synthetic” methodology, these rates are solely available for use in legacy transactions. In addition, while certain USD LIBOR tenors are expected to continue to be published until June 30, 2023, U.S. regulators and the FCA have published guidance instructing banks to cease entering into new contracts referencing USD LIBOR no later than December 31, 2021, with limited exceptions.

In October 2020, the International Swaps and Derivatives Association, or “ISDA,” launched the 2020 IBOR Fallbacks Protocol, which amends the ISDA’s interest rate definitions used among protocol adherents, to incorporate new fallbacks for legacy non-cleared derivatives linked to LIBOR and certain other interest rate benchmarks. The protocol became effective as of January 25, 2021. We have adhered to this new protocol. Similarly, ISDA’s IBOR Fallbacks Supplement also amended ISDA’s standard definitions to incorporate these new fallbacks in new derivatives entered into on or after that same effective date. Following December 31, 2021, derivatives referencing non-USD LIBOR that were amended through adherence to the 2020 IBOR Fallbacks Protocol or that incorporate the IBOR Fallbacks Supplement are or will be valued using the adjusted version of the applicable risk-free reference rate selected as an alternative to the applicable IBOR by the appropriate national committee.

With respect to USD LIBOR-linked contracts that are governed by New York law, New York State has enacted legislation that will replace references to LIBOR in certain contracts with a benchmark based on the Secured Overnight Financing Rate (SOFR), including any spread adjustment, recommended by the Federal Reserve Board, the Federal Reserve Bank of New York or the Alternative Reference Rates Committee (the ARRC) convened by the Federal Reserve Board and the Federal Reserve Bank of New York. The Federal Reserve Bank of New York currently publishes the SOFR based on overnight U.S. Treasury repurchase agreement transactions, which has been recommended as the alternative to USD LIBOR by the ARRC.

Our exposure to LIBOR-linked contracts as of December 31, 2021 was limited and related only to USD LIBOR. In 2021, we adopted the SOFR (Secured Overnight Finance Rate) as a replacement for USD LIBOR for new agreements and since January 1, 2022 we are no longer entering into new USD LIBOR transactions. We are communicating with our customers to amend existing agreements to include appropriate fallback clauses for when USD LIBOR ceases to be published.

These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated, which introduce a number of risks for us. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and inquiries, reviews or other actions from regulators regarding our preparation, readiness and transition plans and (vii) litigation risks and risks relating to other disputes and actions with clients, counterparties, investors and other parties regarding our existing products and services, which could adversely impact our profitability. The replacement benchmarks and their transition path have been defined, but, with respect to some benchmarks, the mechanisms for implementation are under development. Accordingly, it is not currently possible to determine whether, or to what extent, any such changes would affect us. However, the implementation of alternative benchmark rates may have a material adverse effect on our business, results of operations, financial condition and prospects. We may also be adversely affected if the change restricts our ability to provide products and services or if it necessitates the development of additional information technology systems.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management systems, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

Risk management is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems, among others. We employ a broad and diversified set of risk monitoring and risk mitigation techniques, which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Thus, our losses could be significantly higher than the historical measures indicate. In addition, our statistical models may not take all risks into account. Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead management to, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome, misunderstand or misuse such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties, and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.

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

We face various cybersecurity risks, including but not limited to: penetration of our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization, ransomware affecting our services and end-user technology, social engineering and phishing attacks, and cyberattacks causing systems degradation or service unavailability that may result in business losses.

We may not be able to successfully protect our information technology systems and platforms against such threats. We have seen in recent years computer systems of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to information technology systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cyber criminals, but also activists and rogue states. We have been and continue to be subject to a range of cyberattacks, such as denial of service, malware and phishing. Cyberattacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could disrupt our electronic systems used to service our customers.

If we fall victim to successful cyberattacks or experience cybersecurity, operational or security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers’ and investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value.

We are also subject to increasing scrutiny and regulation governing cybersecurity risks. Such regulation is fragmented and constantly evolving, and includes CMN Resolution No. 4,893/2021. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulations on Cybersecurity.” We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or policies. A failure to implement all or some of these new global and local regulations, that in some cases have severe sanctions regimes, could also have a material adverse effect on us. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation or other damages, litigation expenses, regulatory penalties and fines and/or through the loss of assets. Furthermore, upon a failure to comply with applicable law and regulation, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

In addition, we may also be subject to cyberattacks against critical infrastructures of Brazil. Our information technology systems are dependent on such critical infrastructure, and any cyberattack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyberattack. See “Item 4. Information on the Company—B. Business Overview.”

It is important to highlight that even when a failure of or interruption in our systems or facilities is resolved in a timely manner or an attempted cyber incident or other security breach is successfully avoided or thwarted, normally substantial resources are expended in doing so, and we may be required to take actions that could adversely affect customer satisfaction or behavior, as well as represent a threat to our reputation.

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

If these risks give rise to losses, this could materially and adversely affect us. We have a diversified loan portfolio, with no specific concentration exceeding 10% of total loans. Furthermore, currently, 1.2% of our loan portfolio is allocated to our largest debtor and 7.4% to our next 10 largest debtors. However, we cannot assure this will continue to be the case. If counterparty risks give rise to losses, this could materially and adversely affect our results of operations and financial condition.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us and our profitability.

The COVID-19 pandemic has caused and may continue to cause significant market volatility which may materially and adversely affect us and our trading and banking book.

Market risk refers to the probability of variations in our interest income/(charges) or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate, commodity price or equity price. Changes in interest rates affect the following areas, among others, of our business:

●	interest income / (charges);
●	the volume of loans originated;
●	credit spreads;
●	the market value of our securities holdings;
●	the value of our loans and deposits; and
●	the value of our derivatives transactions.

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

Interest rates have been increasing in Brazil since March 2021. Increases in interest rates may reduce the volume of loans we originate. We have generally observed an inversely proportional relationship between interest rates and credit demand. We believe this is due to the fact that higher interest rates increase transaction costs and therefore discourage consumption. However, the demand for certain products and services, such as overdrafts and revolving checks, is not significantly affected by increases in interest rates. As a result of these factors, we estimate that the recent increases in interest rates could result both in decreased demand for credit products but also in changes to the overall composition of our portfolio.

Sustained high interest rates may dampen economic growth. Higher interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. In particular, certain assets are constantly marked-to-market and are therefore affected by changes in prevailing interest rates. This process may result in significant reductions in book values and to impairment losses.

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

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our nonperforming loan ratios, impair our loan and other financial assets, and result in decreased demand for borrowings in general. We have credit exposure to borrowers that have entered or may shortly enter into bankruptcy or similar proceedings. We may experience material losses from this exposure.

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

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards see note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Our financial statements are based in part on assumptions and estimates that impact the results of our operations.

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

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any substantial failure to improve or upgrade our information technology infrastructure and management systems in an effective, timely and cost-effective manner, including in response to new or modified cybersecurity and data privacy laws, rules and regulations could have a material adverse effect on us.

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

Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, unauthorized access or disclosures could subject us to legal actions and administrative sanctions, as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Furthermore, our business is exposed to risk from employees’ potential non-compliance with policies, misconduct, negligence or fraud, which could result in regulatory sanctions and serious reputational and financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that the data we hold is incomplete, not recoverable or not securely stored. In addition, we may be required to report events related to information security issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or delivered to our customers with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. If we cannot maintain effective and secure electronic data and information, management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, claims from customers, regulators, employees and other parties, violations of applicable privacy and other laws, regulatory sanctions and serious reputational and financial harm to us. Moreover, as a result of the COVID-19 pandemic, we have increased the number of employees working remotely, which may increase the vulnerability of our systems and impact our ability to conduct business.

Furthermore, data breaches and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of sensitive and confidential information, including personal information, to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we, our third-party vendors or other third parties with which we do business may be the target of attempted cyberattacks or subject to other information security incidents or breaches. This is especially applicable in the current environment, which is still being affected by the COVID-19 pandemic, and the shift to work-from-home policies for a significant portion of our workforce, as they access our secure networks remotely (see “—The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations”). If we cannot maintain effective and secure electronic data and information (including personal information), management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, litigation or claims from customers, regulators, employees and other third parties, violations of applicable privacy and other laws, rules or regulations, regulatory sanctions and serious reputational and financial harm to us.

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

Maintaining a positive reputation is critical to protect our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, dealings with sectors that are not well perceived by the public, ratings downgrades, significant fluctuations in our share price, dealing with customers in sanctions lists, rating downgrades, significant variations in the price of our ADRs throughout the year, compliance failures, unethical behavior, and the activities of customers, service providers and other counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with us or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

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

We plan to continue to expand our operations and we may not be able to manage such growth effectively, which could have an adverse impact on us, including our profitability. We may also not be successful in any reorganizations, dispositions or spin-offs we undertake.

We allocate management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that can offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

●	manage efficiently the operations and employees of expanding businesses;
●	maintain or grow our existing customer base;
●	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;
●	finance and integrate strategic investments or acquisitions;
●	align our current information technology systems adequately with those of an enlarged group;
●	apply our risk management policy effectively to an enlarged group; and
●	manage a growing number of entities without overcommitting management or losing key personnel.

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

Similarly, we cannot ensure that we will be able to successfully divest or spin off businesses or other assets that we have identified for this purpose, or that any completed divestment or spin-off will achieve the expected strategic benefits, operational efficiencies or opportunities, or that the divestment or spin-off will ultimately maximize shareholder value.

We may not realize the anticipated benefits from the Spin-Off, and the Spin-Off could harm our business.

We completed the Spin-Off of our merchant acquiring business, conducted through Getnet and its consolidated subsidiaries, in October 2021. We cannot assure you that the Spin-Off will achieve the expected strategic benefits, operational efficiencies or opportunities we envisaged, or that it will ultimately maximize shareholder value.

Furthermore, on April 15, 2021, we entered into the Getnet Partnership Agreement with Getnet, which provides a framework for our relationship with Getnet following the Spin-Off. Pursuant to the Partnership Agreement, both parties have the right to terminate the Partnership Agreement at will, upon one-year prior written notice to the other party. In case of fault by the other party, as described by the Partnership Agreement, such as due to insolvency, bankruptcy, loss of material license, among others, the non-defaulting party is free to terminate the Partnership Agreement by means of a simple notification sent to the other party. We may suffer a material adverse effect if the Getnet Partnership Agreement is terminated or not renewed, or if we are unable to enter into a favorable agreement with a new partner in the event of termination of the Getnet Partnership Agreement.

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

Our ability to attract and retain qualified employees is affected by perceptions of our culture and management, our profile in the markets in which we operate and the professional opportunities we offer.

In addition, the financial industry has experienced and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We rely on third parties and affiliates for important products and services.

Third-party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections, and network access (including cloud-based services). Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs. In addition, certain problems caused by these third parties or affiliated companies could affect our ability to deliver products and services to customers. While we have diversified providers for the main services and keep strict and close monitoring on them, in some instances, replacing these third-party vendors could also entail delays and expense. Further, the operational and regulatory risk we face as a result of these arrange ments may be increased to the extent that we restructure such arrangements. Restructurings could involve significant expense to us and entail significant delivery and execution risk, which could have a material adverse effect on our business, operations and financial condition.

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

We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.

We use models for approval (scoring/rating), capital calculation, behavior, provisions, market risk, operational risk, compliance and liquidity. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates. It involves simplified representations of real world relationships between characteristics, values and observed assumptions that allows us to focus on specific aspects.

Model risk is the negative consequence of decisions based on inaccurate, improper or incorrect use of models. Sources of model risk include (i) incorrect or incomplete data in the model itself or the modelling method used in systems; and (ii) incorrect use or implementation of the model.

Model risk can cause financial loss, erroneous commercial and strategic decision-making or damage to our transactions any of which could have a material adverse effect on our operating results, financial condition and prospects. In addition, our models and the underlying methodologies are subject to scrutiny from our supervisors, who could identify potential weaknesses or deficiencies that may result in enforcement actions, including sanctions, fines and/or the imposition of stricter capital requirements, as well as mandates and recommendations with respect to the methodologies underlying our models, which could also lead us to more onerous or inefficient capital consumptions.

Unprecedented movement in economic and market drivers related to the COVID-19 pandemic required monitoring and adjustment of financial models (including credit loss models, capital models, traded risk models and models used in the asset/liability management process) to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also resulted in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models was and may continue to be impacted by the consequences of the COVID-19 pandemic. In addition, data obtained during the COVID-19 pandemic may not be representative and may distort the calibration of the models in the future, which could have a material adverse effect on us.

In addition, the fair value of our financial assets, determined using financial valuation models, may be inaccurate or subject to change and, as a consequence, we may have to register impairments or write-downs that could have a material adverse effect on our operating results, financial condition and prospects. See “—Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. Climate change may imply three primary drivers of financial risk that could adversely affect us:

●	Transition risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes, which could increase our expenses and impact our strategies.
●	Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer term shifts in climate patters, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility.
●	Liability risks derived from parties who may suffer losses from the effects of climate change and may seek compensation from state entities, regulators, investors and lenders, among others.

These primary drivers could materialize, among others, in the following financial risks:

●	Credit risks: Physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.
●	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation.
●	Operational risks: Severe weather events could directly impact business continuity and operations both of customers and ours.
●	Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our clients, in certain industries or projects associated with causing or exacerbating climate change.

As a financial institution, we are already subject to certain regulatory environmental, social and governance, or “ESG,” requirements as detailed under “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Environmental, Social and Governance (ESG) requirements applicable to financial institutions.” These requirements may increase going forward as a result of the increasing importance of ESG matters. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs, limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies established for risks; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business, and its interests could conflict with ours.

Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 89.53 % of our total capital. Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

●	elect a majority of our directors that appoint our executive officers, set our management policies and exercise overall control over our Company and subsidiaries;
53

●	influence the appointment of our principal officers;
●	declare the payment of any dividends;
●	agree to sell or otherwise transfer its controlling stake in our Company; and
●	determine the outcome of substantially all actions requiring shareholder approval, including amendments of our bylaws, transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

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

Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the New York Stock Exchange, or “NYSE,” limiting the protections afforded to investors.

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

The liquidity and market prices of the units and the ADRs may be adversely affected by the cancellation of units or substantial sale of units and shares in the market, or by the relative volatility and limited liquidity of the Brazilian securities markets.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2021, the aggregate market capitalization of the B3 was equivalent to approximately R$ 4.5 trillion (U.S.$0.8 billion), and the top ten stocks in terms of trading volume accounted for approximately 43% of all shares traded on B3 in the year ended December 31, 2021. In contrast, as of December 31, 2021, the aggregate market capitalization of the NYSE was approximately U.S.$27.7 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy and global capital markets, including in Brazil, during the course of 2020 and, to a lesser extent, 2021 and early 2022. As a result of this volatility, the B3’s circuit breaker mechanism was triggered eight times during March 2020. The prices of most of the securities traded on the NYSE and the B3, including the price of our securities, was adversely affected by the COVID-19 pandemic. Impacts similar to those described above may reoccur, which may result in volatility in the prices of our securities traded on the NYSE and on the B3. We cannot assure you that the price of our securities will not fall below the lowest levels at which our securities traded during the ongoing pandemic.

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

We may, from time to time, need additional funds, and we may issue additional units or shares. Any additional funds obtained by such a capital increase may dilute your interest in our Company or decrease the market price of our shares, units or ADRs.

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

According to our By-Laws, we must generally pay our shareholders at least 25.0% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law, and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$10.9 billion, R$3.8 billion and R$10.8 billion (R$2.94, R$1.03 and R$2.90 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2021, 2020 and 2019, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in the future. We are also subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity. These regulations have recently included a temporary restriction on dividend distributions and other payments as a result of measures taken by the Brazilian Central Bank to combat the COVID-19 pandemic’s effect on the Brazilian financial sector (see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19—Temporary Suspension of Dividend Distributions and Other Payments” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—History of Payment of Dividends and Interest Attributable to Shareholders’ Equity.” Although this restriction has not been reinstated in 2021, we cannot assure you that it will not be reinstated in the future.

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

The majority of our directors and officers reside outside the United States. In addition, all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADRs, none of our directors or officers has consented to service of process in the United States or to the jurisdiction of any U.S. court. As a result, it may not be possible for holders of our shares, units and/or ADRs to effect service of process against these other persons within the United States or other jurisdictions outside Brazil or to enforce against these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Holders of our ADRs may face greater difficulties in protecting their interests due to actions by us or our directors or executive officers than would shareholders of a U.S. corporation, because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if the judgment meets the following conditions: (i) it must comply with the formalities necessary for enforcement under the laws of the jurisdiction in which it was rendered; (ii) it must have been issued by a competent jurisdiction/court after proper service of process on the parties, which service must comply with Brazilian law if made in Brazil, or after sufficient evidence of the parties’ absence (revelia) has been given, as required by applicable law; (iii) it must be final, binding and therefore not subject to appeal (res judicata) in the jurisdiction in which it was issued; (iv) it must be apostilled by a competent authority of the country from which the document emanates according to the Hague Convention of 5 October 1961 Abolishing the Requirement of Legalization for Foreign Public Documents or, if such country is not signatory of the Hague Convention, it must be duly authenticated by a competent Brazilian consulate in the country where the foreign judgment is issued; (v) it must be accompanied by a translation thereof into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; (vi) it must not be contrary to Brazilian national sovereignty, good morals or public policy or violate the dignity of the human person (as set forth in Brazilian law); (vii) it must not relate to a matter which is also subject to a similar proceeding in Brazil involving the same parties, based on the same grounds and with the same object, which has already been judged by a Brazilian court (res judicata); and (viii) it must not violate the exclusive jurisdiction of Brazilian courts pursuant to the provision of Article 23 of the Brazilian Code of Civil procedure (Law No. 13,105/2015). Judgments which meet these criteria are not subject to an analysis of the merits or a retrial by Brazilian courts.

Judgments of Brazilian courts with respect to our units or ADRs will be payable only in reais.

Our By-Laws provide that we, our shareholders, our directors and officers and the members of our fiscal council shall submit to arbitration any and all disputes or controversies that may arise among ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian Corporate Law, our By-Laws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets and the rules and regulations of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADRs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Brazilian Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADRs.

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

As a holder of ADRs, you will have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

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

Brazilian law requires that parties obtain registration with the Brazilian Central Bank in order to remit foreign currencies, including U.S. dollars, abroad. The Brazilian custodian for the Units must obtain the necessary registration with the Brazilian Central Bank for payment of dividends or other cash distributions relating to the Units or after disposal of the Units. If you exchange your ADRs for the underlying Units, however, you may only rely on the custodian’s certificate for five business days from the date of exchange. Thereafter, you must obtain your own registration in accordance with the rules of the Brazilian Central Bank and the CVM, in order to obtain and remit U.S. dollars abroad after the disposal of the Units or the receipt of distributions relating to the Units. If you do not obtain a certificate of registration, you may not be able to remit U.S. dollars or other currencies abroad and may be subject to less favorable tax treatment on gains with respect to the Units. For more information, see “Item 10. Additional Information—D. Exchange Controls.”

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

Holders of the ADRs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could be less favorable or less desirable to the plaintiff(s) in any such action.

The deposit agreement provides that, to the extent permitted by law, holders of the ADRs waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADRs or the deposit agreement. The deposit agreement, including the waiver of the right to jury trial, governs the rights of the initial holders of the ADRs as well as the rights of subsequent holders that acquire holders of the ADRs in the secondary market.

If you or any other holders or beneficial owners of the holders of the ADRs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADRs, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. Any plaintiff(s) in such an action may believe that a non-jury trial would be less favorable to the plaintiff(s) or otherwise less desirable.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

General

We are a publicly held corporation (sociedade anônima) of indefinite term, incorporated under Brazilian law on August 9, 1985. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo or “JUCESP”), under NIRE (Registry Number) 35300332067. Our corporate name is Banco Santander (Brasil) S.A. and our commercial name is Banco Santander. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK - Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil. Our telephone number is +55-11-3553-3300 and our website is https://www.santander.com.br/ri. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

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

We are part of the Santander Group, a financial institution founded in Spain in 1857, and that has expanded globally through numerous acquisitions. Under the Santander Group’s business model each major unit is autonomous and self-sufficient in terms of capital and liquidity. However, our relationship with the Santander Group allows us to:

●	access the Santander Group’s global operation network, using the operational synergies with the Santander Group to enhance our ability to provide global products and services to our customers, while reducing technology development costs;
●	provide our customers with the benefits of a strong presence in certain international markets, predominantly in Latin America and Western Europe;
●	assimilate best practices with respect to products, services, internal controls and risk management, that were implemented by the Santander Group internationally; and develop our employees’ skills by means of local and international training and development initiatives, including international experiences at the Santander Group’s offices worldwide.

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

Since the 1990s, the Santander Group established its presence in Latin America, particularly in Brazil, by capitalizing on organic growth and pursuing an acquisition strategy, including the following most notable acquisitions:

●	In November 2000, the Santander Group acquired Banespa, a bank owned by the State of São Paulo that resulted in the Santander Group becoming one of Brazil’s largest financial groups.
●	On July 24, 2008, Santander Spain took an indirect share control of Banco Real, which was then absorbed into the Santander Group in order to further consolidate its investments in Brazil. Santander Brasil’s acquisition of Banco Real’s share capital was approved through a share exchange transaction on August 29, 2008, which resulted in Banco Real becoming a wholly-owned subsidiary of Santander Brasil. Subsequently, it was merged into Santander Brasil on April 30, 2009.

Since October 7, 2009, our units, and common and preferred shares have been listed and traded on B3 under the symbols: “SANB11,” “SANB3” and “SANB4,” respectively. Our ADRs have been registered with the SEC under the Securities Act and are listed and traded on the NYSE under the symbol “BSBR.” For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Important Events

We have set forth below important recent events in the development of our business. For further information, please see to note 3 to our audited consolidated financial statements included elsewhere in this annual report.

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

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands branch, of debt instruments to form part of our Tier 1 and Tier 2 regulatory capital in the aggregate amount of U.S.$2.5 billion, pursuant to an offering made to non-U.S. Persons under Regulation S of the U.S. Securities Act of 1993, as amended, or the “Notes Offering.” In addition, our board of directors also approved the redemption of debt instruments issued to form part of our Tier 1 and Tier 2 regulatory capital, as set out in the board’s resolution of January 14, 2014. The proceeds from the Notes Offering were used to fund this redemption. On December 18, 2018, the Brazilian Central Bank authorized the transactions contemplated in the Notes Offering and the redemption, which were completed on January 29, 2019.

Sale of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A., or “SSS DTVM.”

On June 19, 2014, we executed preliminary documents containing the main terms and conditions of the sale of our qualified custody business and the sale of our subsidiary SSS DTVM, which renders third-party fund administration services, to a holding company owned by Santander Spain and a group of private equity funds managed by Warburg Pincus. Following the sale, we will continue to act as the administrator of the funds, as per CVM Instruction No. 306, dated as of May 5, 1999, as amended.

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

The purpose of the CIB is to develop a database that, in compliance with the applicable law, will collect, reconcile and process the credit information of registered individuals and legal entities who expressly authorize the inclusion of their credit information on such database. We believe this initiative will lead to an increased degree of efficiency and improvements in our credit management activities, and will also facilitate the disbursement of long and medium-term lines of credit to participants in the Brazilian Financial System and to other corporate entities. At the extraordinary shareholders’ meeting held on October 5, 2017, a capital increase in an amount of R$285,205 thousand was approved as a result of which CIB’s capital stock increased from R$65,823 thousand to R$351,028 thousand. On April 14, 2017, the definitive documents were executed by CIB’s shareholders. The necessary regulatory authorizations, including those issued by the Brazilian Central Bank and by CADE, have already been granted. The CIB became fully operational in 2019.

Formation of Banco Hyundai Capital Brasil S.A.

On April 28, 2016, our wholly-owned subsidiary Aymoré Crédito, Financiamento e Investimento S.A., or “Aymoré CFI,” entered into a joint venture with Hyundai Capital Services, Inc., or “Hyundai Capital,” for the purposes of incorporating (i) Banco Hyundai Capital Brasil S.A. and (ii) an insurance brokerage company. These entities were incorporated to provide, respectively, auto financing and insurance brokerage services and products to consumers through the Hyundai dealerships in Brazil.

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

Joint Venture with HDI Seguros

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership involving the creation of a new insurance company called Santander Auto S.A., or “Santander Auto.” Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, will hold 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros, Santander Auto will focus on offering motor insurance policies through a fully digital platform. The transaction closed on October 9, 2018 when the documentation to form Santander Auto S.A. was executed and we and HDI Seguros undertook a joint capital contribution of R$15 million into Santander Auto. On January 11, 2019, Santander Auto was granted regulatory authorization to begin operations by SUSEP and effectively started its operations in the second half of 2019.

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

Creation of PI Distribuidora de Títulos e Valores Mobiliários S.A.

On May 3, 2018, our indirectly controlled subsidiary Santander Finance Arrendamento Mercantil S.A. was converted into a securities brokerage company and had its corporate name changed to SI Distribuidora de Títulos e Valores Mobiliários S.A. The conversion was approved by the Brazilian Central Bank on November 21, 2018. On December 17, 2018, SI Distribuidora de Títulos e Valores Mobiliários S.A. changed its name to PI Distribuidora de Títulos e Valores Mobiliários S.A., or “PI DTVM.” The corporate name change was approved by the Brazilian Central Bank on January 22, 2019. PI DTVM began its operations in March 2019. PI DTVM is a securities brokerage company, with an open digital platform, whose focus is to broaden the portfolio of financial products we are able to offer to our customers.

Formation of BEN Beneficios

On June 11, 2018, we incorporated BEN Beneficios, Benefícios e Serviços S.A., or “Ben,” an entity fully held by Santander Brasil, whose purpose is to create, supply and administer various types of vouchers and tickets used to provide employee benefits (such as meals, transportation and cultural events) in the form of printed electronic and magnetic cards, BEN Beneficios began operating in the second quarter of 2019.

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

Acquisition of residual equity stake in Getnet

On December 19, 2018, the minority shareholders of Getnet exercised their right to sell all of their shares to Santander Brasil, or the “Put Option,” pursuant to the Share Purchase and Sale Agreement and Other Covenants executed between the parties on April 4, 2014, or “SPA.” On the exercise date of the Put Option, we entered into a binding amendment to the SPA, to acquire all of the Getnet shares owned by minority shareholders, corresponding to 11.5% of the entity’s equity interest, in the amount of R$1.4 billion. The transaction was approved by the Brazilian Central Bank on February 18, 2019 and closed on February 25, 2019. We subsequently spun-off Getnet to our shareholders as a result of which Getnet is no longer a subsidiary of Santander Brasil, see “—A. History and Development of the Company—The Getnet Spin-Off.”

Put option of the remaining equity interest in Banco Olé Consignado S.A. against Aymoré Crédito, Financiamento e Investimento S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado S.A., or “Banco Olé” formalized its interest in exercising the put option right provided in the Investment Agreement executed with Aymoré CFI on July 30, 2014, to sell its 40% equity interest in Banco Olé to Aymoré CFI, a controlled entity of Santander Brasil. On January 31, 2020, Santander Brasil and the shareholders of Bosan Participações S.A. (a holding company whose single asset is the shares representing 40% of the corporate capital of Banco Olé) entered into the definitive agreements and performed the closing acts related to the purchase and sale of all shares issued by Bosan, upon the transfer of Bosan’s shares to Santander Brasil and payment of the total price of R$1,608.8 million to the sellers. As a result, Santander Brasil became, both directly and indirectly, the holder of all shares issued by Banco Olé.

Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, we and our wholly-owned subsidiary Santander Holding Imobiliária S.A., or “SHI,” entered into a binding document with the shareholders of Summer Empreendimentos Ltda., or “Summer,” for the acquisition of Summer’s issued share capital. The acquisition was approved by the Brazilian Central Bank on September 16, 2019 and concluded on September 20, 2019. We now hold, directly and indirectly through SHI, 100% of Summer’s share capital. Initially, Summer was not consolidated in our financial statements because it was treated as a temporary investment (non-current assets for sale). However, the investment is no longer considered temporary, and therefore Summer is included in our consolidated financial statements.

Sale of equity stake in CIBRASEC – Companhia Brasileira de Securitização

On July 24, 2019, we completed the sale of our entire equity interest in CIBRASEC – Companhia Brasileira de Securitização, or “Cibrasec,” to ISEC Securitizadora S.A., or “ISEC.” Our interest amounted to 4,000 common shares and 50 Class A preferred shares, representing, in the aggregate, approximately 9.72% of Cibrasec’s total capital stock. The transaction was effected pursuant to the Shares Purchase and Other Covenants Agreement executed on the same date among Santander Brasil, the other shareholders of Cibrasec, ISEC and Cibrasec, who acted as an intervening party. We received consideration of R$9.8 million for our interest in Cibrasec. As a result, we are no longer a shareholder of Cibrasec.

Acquisition of equity stake in Ipanema Empreendimentos e Participações S.A., currently named Return Capital Serviços de Recuperação de Créditos S.A. (“Return Credit Management”), and Gestora de Investimentos Ipanema S.A., currently named Return Gestão de Recursos S.A. (“Return Asset” and, together with Return Credit Management, the “Return Entities”)

On October 16, 2017, Santander Brasil, through its wholly-owned subsidiary Atual Companhia Securitizadora de Créditos Financeiros, or “Atual,” acquired a direct equity interest in Return Credit Management, and an indirect equity interest in Return Asset corresponding to 70% of Return Entities’ share capital.

On October 16, 2019, Atual informed the remaining shareholders of the Return Entities of its decision to exercise its call option for shares representing the remaining 30% of the Return Entities’ total voting capital owned for a value of approximately R$17 million. The transaction was completed on November 1, 2019. As a result of this transaction, Atual currently owns 100% of the Return Entities’ issued and outstanding share capital. The Return Entities are active in the credit recovery intelligence sector, providing services such as credit portfolio evaluation and pricing, collection, management and recovery of non-performing loans.

Incorporation of the spun-off portion of Integry Tecnologia e Serviços A.H.U Ltda.

On October 31, 2019, we approved a spin-off of Integry Tecnologia e Serviços AHU Ltda, or “Integry,” a then wholly-owned subsidiary of Getnet (which was itself a subsidiary of Santander Brasil until the completion of the Getnet Spin-Off). Subsequently on December 20, 2019, Getnet and Santander Merchant Platform Solutions, S.L., or “SMPS Global,” a company based in Spain and controlled by Santander Spain, entered into a share purchase agreement as a result of which SMPS Global now holds 100% of Integry’s share capital. On December 23, 2019, Integry changed its name to Santander Merchant Platform Solutions Brasil Ltda.

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

Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing LTDA

On March 24, 2020, we acquired all of the outstanding share of Toque Fale Serviços de Telemarketing Ltda., or “Toque Fale,” held by our then subsidiaries Getnet and Auttar HUT Processamento de Dados LTDA for an amount of R$1.1 million, corresponding to the equity value of the quotas on February 29, 2020. As a result, we became the direct holders of 100% of Toque Fale’s share capital.

Purchase of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Santander Brasil executed a share purchase and sale agreement and other covenants with the shareholders of Gestão Integrada de Agronegócio S.A., or “Gira” to acquire 80% of Gira’s share capital. Gira is a technology company that operates in the management of agribusiness receivables and whose platform has the potential to make agricultural credit transactions more secure. This increased layer of security is achieved through the use of applications, such as geolocation of productive areas, capture and analysis of agronomic data and permanent monitoring of production performance for sites involved in credit transactions. Gira’s solutions also include the review and digital registration of collateral provided under commercial contracts and continuous observation of crop development as a way of monitoring risks. The applicable regulatory approvals were received on December 18, 2020 and the closing of the transaction took place on January 8, 2021. As a result, Santander Brasil now holds an 80% equity interest in Gira.

Merger of Banco Olé Consignado S.A. into Banco Santander (Brasil) S.A.

Following the acquisition of the remaining equity interest over Banco Olé Consignado S.A., through the holding company Bosan Participações S.A., together referred to as “Olé Companies,” the shareholders of Santander Brasil and the Olé Companies approved the merger of Olé Companies into Santander Brasil, as provided by the general meetings held on August 31, 2020. As a result, the Olé Companies ceased to exist and were succeeded by Santander Brasil. The incorporation of the Olé Companies has been approved by the Brazilian Central Bank and is in the process of being registered with the applicable commercial registries (juntas comerciais).

Purchase of Equity Interest in Toro Corretora de Títulos e Valores Mobiliários Ltda.

On September 29, 2020, Santander Brasil’s subsidiary, PI DTVM, entered into an investment and other covenant agreement with the shareholders of Toro Controle e Participações S.A., or “Toro Controle,” to invest in Toro Controle. Toro Controle is the holding company of Toro Corretora de Títulos e Valores Mobiliários Ltda, or “Toro Corretora,” and Toro Investimentos S.A., or “Toro Investimentos,” which jointly run an investment platform focused on the retail market, founded in Belo Horizonte in 2010. We refer to Toro Controle, Toro Corretora and Toro Investimentos as “Toro.” As a result of the transaction, and the subsequent merger of Toro Controle into Toro Corretora, PI DTVM holds 60% of Toro Corretora’s share capital.

In addition, PI DTVM and Toro Corretora combined their market experiences to develop a complete platform of fixed and variable income products. This platform is based on shared expertise, technology and operate in the growing Brazilian investment market. The completion of the transaction occurred in April, 2021, following the execution of certain customary agreements between the parties, the fulfillment of customary conditions precedent and the receipt of certain regulatory approvals, including the approval of the Brazilian Central Bank.

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

Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, we approved the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A., a Spanish entity wholly-owned by us, which we used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. The capital invested abroad was repatriated to Brazil in November 2020. The deed of dissolution and liquidation of the entity was registered with the Mercantile Registry of Madrid and effective on December 15, 2020. These activities are now carried out by our Luxembourg branch.

Acquisition of Paytec Tecnologia em Payments Ltda, and Paytec Logística e Armazém EIRELI

On December 8, 2020, we entered into a quota purchase agreement with the owners of Paytec Tecnologia em Payments Ltda, and Paytec Logística e Armazém Eireli (jointly “Paytec”) for the acquisition of the entirety of Paytec’s issued share capital. Paytec is a logistics operator with Brazil-wide coverage which focuses on the payments market. The transaction closed on March 12, 2021.

Buyback Program

On February 2, 2021, our board of directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program of our units and ADRs. Our units and ADRs will be acquired either directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program covers the acquisition of up to 36,956,402 units or ADRs, representing a combination of 36,956,402 common and 36,956,402 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 18 months beginning on February 3, 2021 and expiring on August 2, 2022.

Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Santander Brasil and Banco Bandepe SA, or “Bandepe,” entered into an Agreement for the Purchase and Sale of Shares through which Santander Brasil acquired the entire equity interest held by Bandepe in Santander Leasing S.A. Arrendamento Mercantil, or “Santander Leasing,” which amounted to 21.42% of Santander Leasing’s share capital. As a result, Santander Brasil became the sole shareholder of Santander Leasing. On May 27, 2021, an incorporation of all the shares of Bandepe by Santander Leasing was approved, in order to convert Bandepe into a wholly-owned subsidiary of Santander Leasing. As a result, the capital stock of Santander Leasing increased by approximately R$5.4 billion.

Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi DTVM, Toro Corretora and Toro Investimentos SA, or “Toro Investimentos” entered into an investment agreement and other covenants with the partners of Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda., or, collectively, “Monetus,” by means of which Toro Investimentos will hold, upon the closing of the transaction, 100% of the capital stock of Monetus. Monetus, originally from Belo Horizonte in the state of Minas Gerais, carries out its activities through an automated investment application. Taking into account a customer’s needs and risk profile, this application automatically creates, executes and tracks a diversified and personalized investment strategy to provide optimal service to customers. The transaction is subject to the execution of the definitive agreements and the occurrence of certain conditions usual to this type of transaction, including the applicable regulatory approvals.

Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi DTVM, Toro Corretora and Toro Investimentos S.A. executed an investment agreement and other covenants with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (jointly “Mobills”), by which, once the transaction is concluded, Toro Investimentos will hold 100% of the capital stock of Mobills. Domiciled in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After the conditions precedent established in the investment agreement were fulfilled, the transaction closed on January 4, 2022.

Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A., or “Aymoré,” and the partners of Solution 4 Fleet Consultoria Empresarial Ltda., or “Solution4Fleet,” executed a certain Investment Agreement and Share Purchase and Sale Agreement, by means of which Aymoré will hold, upon the closing of the transaction, 80% of the capital stock of Solution4Fleet, or “Solution4Fleet Transaction.” Solution4Fleet specializes in structuring vehicle rental and subscription businesses – long-term rental for individuals. The transaction closed on October 8, 2021 after the applicable conditions precedent were fulfilled.

Acquisition of equity interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A., or “Webmotors,” the shareholders of Car10 Tecnologia e Informação S.A., or “Car10 Tecnologia,” and Pag10 Fomento Mercantil Eireli, or “Pag10,” and, together with Car10 Tecnologia, “Car10,” entered into certain agreements for the acquisition by Webmotors of 66.7% of the capital stock of Car10 Tecnologia, which is the sole holder of Pag10. Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters, auto body and paint, and cleaning and sanitizing, as well as emergency assistance and towing. The transaction closed on September 20, 2021.

Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Cobranças Ltda.

On August 4, 2021, Atual Serviços de Avaliação de Créditos e Meios Digitais S.A., or “Atual,” a wholly-owned subsidiary of Santander Brasil and the shareholders of Liderança Serviços Especializados em Cobranças Ltda., or “Liderança,” entered into a certain Agreement for the Assignment of Quotas and Other Covenants, for the acquisition by Atual of 100% of the capital stock of Liderança. Liderança operates in the industry of overdue credit recovery, providing extrajudicial collection services to financial institutions and other industries, and has a subsidiary: Fozcobra Agência de Cobranças Ltda. The transaction closed on October 1, 2021. Subsequently, Fozcobra Agência de Cobranças Ltda. was merged into Liderança on October 4, 2021.

Acquisition of Equity Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A., or “SHI,” a wholly-owned subsidiary of Santander Brasil, entered into a Share Purchase and Sale Agreement and Investment Agreement with the shareholders of Apê11 Tecnologia e Negócios Imobiliários Ltda., or “Apê11,” for the acquisition of 90% of the capital stock of Apê11. Apê11 acts as a collaborative marketplace, pioneering the digitization of the purchase journey of houses and apartments. After the conditions precedent established in the agreement were fulfilled, the closing of the transaction occurred on December 16, 2021.

Issuance of Notes

In November and December 2021, Santander Brasil issued Financial Bills with a subordination clause, to be used to compose our Tier 2 regulatory capital, in the total amount of R$5.5 billion. The Financial Bills have a term of ten years, and redemption and repurchase options in accordance with the applicable regulations. The Financial Bills had an estimated impact of 92 basis points on our Tier 2 regulatory capital.

Acquisition of Equity Interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A., or “Santander Corretora,” together with other investors (including Banco BTG Pactual S.A. and CBOE III, LLC) entered into an investment agreement with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A., or “CSD BR,” and its shareholders for the acquisition of a minority equity interest in CSD BR. CSD BR operates as a register of financial assets, derivatives, securities and insurance policies, authorized by the Brazilian Central Bank, the CVM and the SUSEP. Subject to closing, Santander Corretora’s interest in CSD BR will be 20%. The closing of the transaction is subject to the conclusion of definitive agreements and the implementation of certain customary conditions precedent, including the receipt of applicable regulatory approvals.

The Getnet Spin-Off

On February 25, 2021, further to the Material Facts disclosed on November 16, 2020 and February 2, 2021, we announced that our Board of Directors approved the spin-off of our merchant acquiring business, which was undertaken by our then-subsidiary Getnet, in order to concentrate the technology and payments businesses of Santander Group within PagoNxt, a new technology-focused global payment platform. On March 31, 2021, the shareholders of Santander Brasil approved the Spin-Off. As a result of the Spin-Off, each holder of our common shares, preferred shares and Santander Brasil units, including the custodian for the Santander Brasil ADS facility, received Getnet common shares, preferred shares and Getnet units, at the rate of 0.25 common share, preferred share or Getnet Unit, as the case may be, for each one common share, preferred share or Santander Brasil Unit issued by us held at close of trading on the B3 on the relevant record date. Additionally, each holder of Santander Brasil ADSs representing Santander Brasil units received Getnet ADSs, each representing two Getnet units, at a rate of 0.125 Getnet ADS for each Santander Brasil ADS held at the close of trading on the NYSE on the relevant ADS record date. The Getnet common shares, preferred shares and Getnet units are traded on B3, and Getnet ADSs are traded on Nasdaq under the symbol “GET.” The Spin-Off was completed on October 26, 2021.

As a result of the Spin-Off, Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and we stopped consolidating Getnet within our results of operations on March 31, 2021. On April 15, 2021, we entered into the Getnet Partnership Agreement, which provides a framework for our relationship with Getnet following the Spin-Off. See “ Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Spin-Off of Getnet and Related Arrangements—Partnership Agreement.”

The charts below set forth a summary of our simplified corporate structure before and after the Spin-Off and after the reorganization of the PagoNxt group, of which Getnet forms part:

Corporate Structure Prior to the Spin-Off

Corporate Structure After the Spin-Off

Corporate Structure After the Reorganization of the PagoNxt Group

Impact of COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. Based on the information available as of the date of this annual report, we present below a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

●	As the COVID-19 pandemic escalated in Brazil starting March 2020, we adjusted our operations to be able to continue providing our products and services to our customers while ensuring the health and safety of our employees. We have prioritized the safety and health of our employees and customers by adhering to prevention and care measures recommended by the Brazilian health and labor ministries, while striving to minimize the impact on our business. From the beginning, we implemented remote working arrangements to safeguard employees most at risk from COVID-19. We have also provided telemedicine services in addition to standard medical support to support the care of our employees and their families. Furthermore, we have instituted a protocol for mapping, protecting, and monitoring all contaminated individuals and those in contact with them, as well as a remote working strategy that evolved in lockstep with the pandemic. We supported our employees throughout the COVID-19 pandemic by offering them and their dependent remote medical care through an agreement with a leading Brazilian hospital. We also provided advance payment of thirteenth salary installments in April 2020 (these are normally paid in April and November of each year).
●	From March 2020 to October 2021, our branches operated with reduced service hours; from 9:00 a.m. to 2:00 p.m. from March 2020 to July 2020 and then from 9:00 a.m. to 3:00 p.m. until October 2021. From November 2021 through to the date of this annual report, we have been expanding our service hours in our branches from 9:00 a.m. to 4:00 p.m. We adopted a staggered entry system in branches with heavy customer traffic in order to reduce the total number of customers in the branch at any given time. We also reserved the period from 9:00 a.m. to 10:00 a.m. for customers who would are more vulnerable to COVID-19. To provide continuous service and meet the increased demand of our call centers, we temporarily relocated retail employees to our call centers to help deal with the increased demand for remote banking services. In line with our commitment to clear customer communication, we launched the “Overcome Together” and “Santander Supports You” websites, which gathered resources and initiatives related to our business.
69

●	We have offered individual, microentrepreneur and SME customers the possibility of deferring their loan payments for up to 60 days. In May 2020, we allowed an extension for an additional 30 days, as a result of which our deferred loan portfolio reached a total of R$49.8 billion as of June 30, 2020, R$40.6 million as of December 31, 2020 and R$25.9 million as of December 31, 2021. At the same time, we continuously monitored our loan quality indicators, which remained at acceptable levels throughout the COVID-19 pandemic and through the date of this annual report. We also participated in government programs created in 2020 that granted special credit lines for businesses, particularly in retail, to minimize the negative effects of the pandemic including CMN Resolution No. 4,846, which was published on August 24, 2020 and regulated lending under the Emergency Employment Support Program, initially established by Provisional Measure No. 944/2020. For more information, see “—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19” As a result, our total portfolio balance of government-sponsored loans reached R$10.3 billion as of December 31, 2021.
●	The onset of COVID-19 had a negative impact on our net fee and commission income, especially in the first half of 2020, due to a lower volume of customer transactions, which adversely affected the total amounts we were able to charge in credit and debit card fees. As a result, we experienced reductions in the growth rates of our net fee and commission income and of our net interest income from the six months ended June 30, 2019 to the six months ended June 30, 2020, as compared to the growth rates of our net fee and commission income and of our net interest income from the six months ended June 30, 2018 to the six months ended June 30, 2019. These reductions were due to the abovementioned lower transaction volumes, a higher share of global wholesale banking in the loan portfolio, alongside a shift in the product mix, with a decreased share of higher risk products, such as credit cards and overdrafts. In 2021, in particular in the second half of the year, there was a recovery in economic activity. As a result, in the year ended December 31, 2021, our net interest income increased by 15.5% compared to the year ended December 31, 2020 (although our net fee and commission income decreased by 5.9% in the same period), our sales through physical distribution channels increased (by 46% in the year ended December 31, 2021 compared to the year ended December 31, 2020) and so did our sales through digital channels (which increased by 45% in the year ended December 31, 2021 compared to the year ended December 31, 2020) and we added 784,000 new customers in December 2021 (which is 78% more than in December 2020). For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2021, 2020 and 2019—Results of Operations—Net Interest Income” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2021, 2020 and 2019—Results of Operations—Net Fee and Commission Income.”
●	In 2020, we constituted an additional provision in the amount of R$3,200 million. This provision was calculated based on the analysis of the potential macroeconomic effects and took into account not only quantitative and qualitative indicators, but also the adequate and accurate identification of risks and a collective assessment of exposures. In 2021 as a response to the macroeconomic shock of the COVID-19 pandemic, we used a part of the provision overlay on expected credit losses created in 2020, as further explained under “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Results of Operations for the Years Ended December 31, 2021, 2020 and 2019—Results of Operations—Impairment Losses on Financial Assets (Net).” However, we also experienced an improvement in our loan portfolio, in particular with respect to individuals as loans to individuals increased by 17% in the year ended December 31, 2021 compared to the year ended December 31, 2020. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2021, 2020 and 2019— Results of Operations—Impairment Losses on Financial Assets (Net).”
●	In 2020, the National Monetary Council, or “CMN,” and the Brazilian Central Bank introduced measures to minimize the impact of COVID-19 on the financial system. With respect to liquidity, these changes included: (i) a reduction in the time deposit reserve requirement from 31% to 17%; and (ii) an increase in the additional limit on the reserve requirement treated as High Quality Liquidity Assets from 15% to 30%, ensuring greater liquidity in a stress scenario. In addition, a temporary suspension on dividends and other distributions was enacted through Resolution No. 4,820, limiting the distributions to shareholders 30% of adjusted net profit (following amendments enacted on December 23, 2020). As a result, we only distributed R$3,837 million as dividends and interest on equity in 2020 compared to R$10,800 million in 2019. This suspension on the payment of dividends was not renewed in 2021. The CMN also published Resolution No. 4,783, which temporarily reduced the capital conservation buffer (where all rates relate
70

to the total amount of risk-weighted assets) required from financial institutions from 2.5% to 1.25% as of the second quarter of 2020, leading our Basel ratio to reach 15.3% as of December 31, 2020. In 2021, the time deposit reserve requirement increased from 17% to 20% as of November 2021, and the capital conservation buffer required from financial institutions rose from 1.25% to 1.625% as of April, 2021, with this percentage increasing gradually until April 2022, when it will reach 2.5%. For more information, see “—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19” and “—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

●	We experienced an increase in digital business. Specifically, we recorded an increase of 45% in the number of new contracts originated through digital channels in the year ended December 31, 2021 compared to the year ended December 31, 2020.

See also “Item 3. Key Information—3D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business— The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our information technology platform. Our information technology platform focuses on our customers and supports our business model. In 2021, 2020 and 2019, total investments in information technology were R$1,905 million, R$1,432 million, and R$1,858 million, respectively.

In 2021, 2020 and 2019, we continually improved in our technology platforms by means of investment in our digital applications, especially through the implementation of new solutions in the areas of artificial intelligence (machine learning, AIOPs), micro services, blockchain technology, cyber insurance, facial recognition and cloud-based technologies, among others. The application of these new technologies improved our interaction with our customers enabled us to provide solutions across credit, consortium, payroll loan, insurance, private banking, cards, payments, agribusiness, investments to better address client needs. We also continued to invest in our physical distribution network (branches, PABs and PAEs), including: biometric identification for corporate customers, digital purchase and payment of exchange, among other initiatives. For more details about our technology and infrastructure, see the item “—B. Business Overview—Technology and Infrastructure.”

Our ongoing capital expenditures consist primarily of investments in information technology. We expect to fund our ongoing capital expenditures principally from our cash flow from operations.

Our major divestitures in the past three fiscal years and until the date of this annual report were the Spin-Off of Getnet and the sale of Super Pagamentos.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations.”

4B. Business Overview

Our Strategy

Our strategy is centered on endeavoring to generate profitable, recurring, and sustainable growth. We believe the expansion of our customer base over the years is due to our ability to capture new customers and increase their loyalty. We have achieved this by offering a comprehensive portfolio of products and services, with a particular emphasis on quality and a constant drive to improve customer satisfaction. We serve our customers through multi-channel solutions which we believe enable us to provide a tailored and human service which is responsive to the needs of our customers. We rely on our four integrated service channels to do offer our services to our customers: digital, remote, physical and external channels.

We recorded net income of R$15,559 million, R$13,451 million and R$16,631 million in the years ended December 31, 2021, 2020 and 2019, an increase of 15.7% in the year ended December 31, 2021 compared to the year ended December 31, 2020. In the years ended December 31, 2021, 2020 and 2019 we achieved capital adequacy ratios of 14.9%, 15.3% and 15.0% respectively. In the years ended December 31, 2021, 2020 and 2019, we have achieved efficiency ratios of 27.1%, 35.5% and 28.8%, and adjusted efficiency ratios of 28.2%, 27.7% and 28.2%, respectively. In addition, we achieved an adjusted return on average stockholders’ equity of 20.2%, 18.4% and 24.6% in 2021, 2020 and 2019, respectively. Adjusted return on average stockholders’ equity is a non-GAAP financial measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.” We believe these metrics demonstrate our track record of consistent performance and the results of our constant efforts to improve our productivity.

In recent years, we have undergone significant transformations, thereby enabling us to identify and capitalize on business opportunities. We have expanded our platform to diversify our offering of products and services:

●	In 2016, we initiated our commercial transformation by implementing new work models, streamlining processes and digitalizing our operations. We have sought to introduce a culture of innovation, while remaining cognizant of our surroundings and customer demands. This led us to expand our vehicle financing offering at a time when the market was moving in the opposite direction.
●	In 2017, we took steps to improve service quality and we placed customer satisfaction to the core of our strategy. We believe we were industry pioneers in implementing and publicly disclosing our net promoter score, or NPS, as a measure of customer satisfaction.
●	In 2018, alongside our culture of service, we advanced our pursuit of efficiency by bringing an industrial cost approach into our banking business, covering three critical fronts: organization, technology, and culture. We believe this strategy has already yielded positive results and that it will enable us to further optimize our productivity while also improving customer experience on our platforms.
●	In 2019, we expanded our ecosystem by introducing new, innovative products into the market. We launched Sim, emDia, Santander Auto, Auto Compara and Ben Visa Vale while repositioning ourselves in the card market, as well as refocusing our efforts on customer and account holder loyalty.
●	In 2020, we focused our efforts on assisting customers in facing the challenges posed by the COVID-19 pandemic by providing products and services adapted to the new reality brought in by the pandemic. We did so by improving and expanding our digital channels in order to deliver to our customers robust self-service banking at a time when in-person service delivery was not possible. We also reaffirmed our commitment to efficiency and rapid response to emerging market trends by launching SX Santander to offer customers exclusive benefits, differentiating ourselves from the Brazilian Central Bank’s PIX instant payment solution.
●	Finally, in 2021 we redoubled our efforts to improve customer experience and satisfaction across all channels. Our strategy is to convert new customers into loyal customers (we define loyal customers as those who purchase six or more products), thus, generating profitability for the bank and satisfaction in using the bank for our customers. We seized on the opportunities we saw in the market and managed to reach 53.4 million customers as of December 31, 2021, including adding more than 784,000 new customers in December 2021. We achieved this while also maintaining high levels of customer loyalty, reaching eight million loyal customers as of December 31, 2021 (an increase of 32% compared to December 31, 2020). The combined effect of the growth in our customer base and our levels of customer loyalty enabled us to increase our customer base by 11% as of December 31, 2021 compared to December 31, 2020. We also further improved our digital operations by expanding our offerings through this channel, which has grown significantly, as evidenced by an increase of 45% in financial products and services purchased through this channel in the year ended December 31, 2021 compared to the year ended December 31, 2020. In addition, we continued to focus on streamlining processes, digitalizing our operations, and reducing paper consumption to enable us to operate faster and more efficiently. As a result, we have achieved: (i) faster service, as the lead time to open a business current account decreased by 78% in the year ended December 31, 2021 compared to the year ended December 31, 2020 and (ii) improved efficiency, with 87.0% of credit card bills issued in digital or email format in the year ended December 31, 2021, an increase of 13 p.p. compared to the year ended December 31, 2020.
●	We strive to continuously improve our customer experience through the addition of new services, the expansion of our offering, and the enhancement and deeper integration of our channels.

We have consolidated and improved our four service channels through which customers can select the product or solution that best meets their needs. Our digital channel averaged 442 million total visits per month in 2021, adding 554,000 new accounts in December 2021. Similarly, the physical channel, which consists of our branch network that is expanding into Brazil’s rural areas, recorded a monthly average of more than 15 million visits by customers and potential customers, serving as a crucial pillar for business origination. In the remote channel, with the implementation of SX Negócios, a new service model, we have redefined our model to move away from a call center and toward a business channel. We have built a platform to capture new business, processing over 25 million support requests per month in the year ended December 31, 2021, 4.6 million of which are handled by humans. The external channel is comprised of bank correspondents, which are entities allowed to provide specific services to customers, including customer services, on behalf of another financial institutions, and our business verticals, such as payroll-deductible loans, Prospera and Olé Consignado.

We believe that our digital platform enables us not only to offer our customers a comprehensive set of services but also to benefit from the business generation potential which arises from the ease with which customers are able to purchase our products and services through our digital sales channels. Sales of our products and services through our digital channels increased by 45% in the year ended December 31, 2021, compared to the year ended December 31, 2020, including an increase in the number of premium bonds (capitalização) contracts of 360% and 23% in premiums written in open insurance contracts (considering life insurance, personal accident insurance, home insurance, and other types of insurance) in each case in the year ended December 31, 2021 compared to the year ended December 31, 2020. GENT&, our artificial intelligence channel, recorded over 18.5 million interactions in December 2021 and is currently capable of answering more than 26,000 questions.

We believe that our business has the potential to grow by means of innovation and technology, in conjunction with user experience enhancements and steady evolution in the quality of our services. Our products, services, and businesses form part of the daily lives of all our customers, whether businesses or individuals, and include, among others, payment solutions (i.e., payment platforms), investment and advisory services, vehicle and consumer goods financing, mortgage loans, payroll-deductible and agribusiness loans, as well as the products and services offered through our wholesale unit. We also endeavor to maintain sound risk management, which entails continuously improving our credit granting models to maintain our credit risk indicators at acceptable levels.

In order to strengthen our platform, we have launched new businesses that continue to evolve and support our customer loyalty strategy, such as (i) Ben, which grew its customer base to 565,000 cards as of December 31, 2021 along with 2,675 human resources customers and 365,432 partner establishments as of the same date; (ii) Sim, which surpassed the five million customer mark and reached a loan portfolio of R$1.6 billion as of December 31, 2021; (iii) emDia, which increased recovered credit volume by 12% in the year ended December 31, 2021 compared to the year ended December 31, 2020, and (iv) Santander Auto, where the percentage of new consumer finance contract purchasers who also acquired insurance reached 20% in 2021, resulting in over R$210 million in written premiums in 2021. In 2020, we also announced the acquisition of securities brokerage firm Toro Corretora to complement our investment platform and broaden our product offering. Finally, in 2021, we launched Auto Compara, a fully online auto insurance comparison and offering platform that is now also available to non-customers. Auto Compara had an average of 350,000 website visits in the year ended December 31, 2021 and we increased by 26% in premiums written during the year. Additionally, we reinforced our position in the automotive and real estate industries by completing acquisitions of businesses and solutions to expand our business and build a more comprehensive platform.

As a result of our efforts to constantly improve our business, we were recognized the Best Bank in Brazil in 2021 by The Banker Magazine.

Our People

Our people are a key pillar of our strategy, supported by a culture that values employees, promotes diversity, encourages efficiency, and fosters innovation, while also preparing us for a new cycle and enabling us to continue anticipating market trends. Our performance is the embodiment of our culture, with our people serving as the catalyst for the transformation. Thus, we have built a diverse and engaged team. We value meritocracy, diversity, and inclusion, as evidenced by the fact that, as of December 31, 2021, 31% of our leadership positions were held by women, 27% of our employees were black employees, and 5% were held by people with disabilities. We also place a premium on proactive knowledge acquisition: in 2021, over 3,200 courses were held on the Santander Academy platform, with 78% of them being taught by employees. Close leadership and open communication are ingrained in our DNA. Our actions are backed by a culture that is increasingly centered on our people – 94% of whom are proud to work for Santander, according to the Great Place to Work, or “GPTW,” survey from 2021. As a result of our efforts, we have been named one of the top 10 best companies to work for in Brazil by GPTW 2021, appearing in the following categories: Ethnic-Racial, Women, LGBTQI+, Early Childhood, 50+, and Healthy Management. Additionally, we were honored with the following awards: (i) Ethnic-Racial by Exame magazine’s Diversity Guide, (ii) Diversity and Inclusion by Euromoney’s Awards for Excellence, and (iii) Bloomberg’s Gender Equality Index. Finally, we were also included on the GPTW B3 index.

Social and Environmental Initiatives

Similarly, and consistent with our strategy of responsible growth, we recognize our role as a financial institution in Brazil’s development. Hence, for twenty years, we have sought to foster sustainable businesses. We highlight our Amigo de Valor program, one of the main social programs in Brazil today, started in 2002. In 2021, we continued to advance initiatives that reflect how sustainability and social issues are embedded in every layer of our organization:

●	In the social realm, we lead initiatives that have impacted more than one million people over the last three years. For the past 19 years, we have worked to protect, promote, and defend the rights of children and adolescents in vulnerable situations through the Amigo de Valor program, benefiting thousands of people and raising R$20 million in 2021 through employee and customer contributions. Since 2002, we have been promoting financial inclusion by means of Prospera Santander Microfinance (Prospera Santander Microfinanças), which had 708,000 active customers and a R$1.9 billion portfolio as of December 31, 2021, with the goal of helping microentrepreneurs thrive and thereby develop the communities in which they operate, while also providing business management guidance. Likewise, for more than two decades, we have consistently invested in education, as we believe that it is the foundation for societal transformation. Finally, we have awarded higher education scholarships since 2005, including 33,000 scholarships in 2021 alone.
●	With respect to our environmental initiatives, we offer a comprehensive suite of financing solutions for the development of sustainable businesses, both for individuals and businesses, which we accelerated in 2021, generating R$ 51.6 billion in sustainable businesses in the year ended December 31, 2021. We pioneered green financing, with over R$ 1.3 billion loans linked to environmental, social and governance, or “ESG,” goals and green loans in our portfolio as of December 31,2021, in addition to being among the leaders in CBIOs (decarbonization credit). We are also active solar energy loans, financing photovoltaic panels for individuals, companies, and agribusinesses, disbursing R$ 2.3 billion in the year ended December 31, 2021. In 2021, we also launched a financing facility exclusively for bicycles.

We implement routine socioenvironmental risk assessment, for which we rely on a Socioenvironmental Questionnaire, or “QSA,” by means of which we collect information on customers that have environmental practices, including data on carbon emissions, management of offsets and extreme weather events. The QSA is applied to the Wholesale and Business 3 segments, as well as to Retail customers. This analysis is part of the annual credit review for 14 sectors in which we operate, all of which are potentially affected by climate change according to the Task Force on Climate-related Financial Disclosures, or “TCFD.”

Since 2016, we have taken climate change issues into consideration in the credit rating of Wholesale customers, and, since 2020, we have used a water stress calculator in our socioenvironmental assessments. This tool considers our customers’ economic activity, watershed location and measures taken to save water. It has been developed considering customer vulnerability to climate change in general, even as a result of changes in legislation or consumer preferences.

Regarding decarbonization targets, in 2021 we announced our intention to achieve net zero carbon emissions by 2050 to support the goals of the Paris Agreement on climate change using 100% renewable energy sources by 2025 and eradicating single-use plastic from all our operations. We have been carbon neutral since 2010, fully offsetting our emission sources.

In July 2021, we established a forum with the goal of preventing greenwashing by seeking to ensure that operations which we describe as green, social, or sustainable comply with Santander Group’s taxonomy and market standards. The forum, which is composed of senior executives from the Sustainability, Risk, Social and Environmental Risk, Business, Compliance, and Legal departments, also assesses reputational risks associated with our operations. Out of a total of 40 proposals to label a particular service of product as being “green” which were reviewed by the forum in 2021, 31 have been approved.

In addition, we have developed products that contribute to lowering the impact on climate change, such as:

●	Low Carbon CDB, we launched the Low Carbon CDB, a sustainable, low risk investment aimed at companies that want to have more sustainable investments in their portfolio capable of reducing their greenhouse gas emissions. The resources of the investments in CDB will be used to finance sustainable projects of companies that promote actions to reduce greenhouse gas emissions.
●	Carbonômetro (Carbon meter), a tool that calculates the daily greenhouse gas emissions of our operations.
●	Carbon Calculator, which encourages employees of Santander Brasil and affiliates to calculate their carbon footprint.
●	"The Future of the Carbon Market in Brazil” live video. We produced a live video to discuss the future of the carbon market in Brazil and the challenges and opportunities for the business sector.

In July 2020, we announced a plan to promote sustainable development in the Amazon, in collaboration with two other largest private-sector banks in Brazil. Part of this plan, named “Plano Amazônia,” aims to eliminate deforestation in the supply chain for cattle farms for beef processors in the Amazon, aiming to finance the cultivation of local crops, such as açaí, Brazilian nuts and cocoa, and to identify opportunities for the development of bioeconomy chains. In 2021, we also launched the new commercial network Rede Norte Amazônica, in order to expand our operations in the region, and we have established the North Amazon Network, a business unit comprised of four Brazilian states (Amazonas, Acre, Rondônia, and Roraima), with the objective of fostering business in the region and a particular focus on sustainability. Since its creation, we have made over R$ 270 million in credit lines available to cooperatives and agribusinesses, as well as to producers of Amazonian products who adopt sustainable practices.

In 2021, we inaugurated Brazil’s first sustainable train station in partnership with the State Government of São Paulo, maximizing on-site natural resource efficiency by means of solar energy panels and a water reuse system. Furthermore, in collaboration with the International Finance Corporation, a World Bank Group institution, and the State Government of São Paulo, we supported the Pinheiros River clean-up program.

We also use ESG as one of the criteria for evaluating our executives, evidencing how deeply embedded the subject is in our culture.

In recognition of our efforts, we have received several ESG accolades in 2021, including Exame magazine’s Best ESG Bank, the Eco Brazil Award, Época Negócios 360°’s Most Sustainable Company, in addition to being named to Fortune magazine’s Change the World list.

Our Business

We provide our complete portfolio of products and services to our 30 million active customers as of December 31, 2021 through the following business segments:

●	Commercial Banking: provides services and products to individuals and companies (except for global corporate customers who are managed by our Global Wholesale Banking). The revenue from this segment is derived from the banking and financial products and services available to our account and non-account holders.
●	Global Wholesale Banking: offers a wide range of national and international tailored financial services and structured solutions for our global corporate customers, comprised mostly of local and multinational corporations.

We outline below the business divisions for each of our operating segments, as well as the breakdown of our net interest income and operating income before tax by segment:

Commercial Banking	Global Wholesale Banking
● Retail Banking	● Santander Corporate & Investment Banking (“SCIB”)
● Individuals
● SMEs
● Consumer Finance
● Corporate

	For the Year Ended December 31,
	Net interest income			Operating income before tax
	2021	2020	2019	2021	2020	2019
	(R$ millions)
Commercial Banking(1)	46,236	41,457	42,044	19,491	4,666	18,375
Global Wholesale Banking	5,082	2,985	2,277	5,260	4,998	3,898
Total	51,318	44,443	44,321	24,750	9,664	22,273

(1)	Operating income before tax reported under commercial banking includes the effects of the hedge for investments held abroad (offset in the same amount in the “Income Tax” line). The effect of the hedge for investments held abroad in 2021, 2020 and 2019 amounted to loss of R$2,512 million, R$13,583 million and loss of R$1,264 million, respectively.

The following table shows a managerial breakdown of our loans and advances by customer type at the dates indicated:

	As of December 31,			Change between 2020 and 2021	Change between 2019 and 2020
	2021	2020	2019
		(R$ millions)
Individuals	203,678	174,042	156,177	17.0%	11.4%
Consumer Finance	55,441	51,637	48,421	7.4%	6.6%
SMEs	59,602	54,525	53,119	9.3%	2.6%
Corporate(1)	174,634	137,618	89,539	26.9%	53.7%
Total Credit Portfolio	493,355	417,822	347,257	18.1%	20.3%

(1)	For purposes of loan portfolio presentation, “corporate” includes companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.

Commercial Banking

Retail

Individuals

We have structured the individual customer service segment as follows:

●	Private Banking – is responsible for customers with at least R$5.0 million in assets available for investment. In this segment, we offer a complete and tailored portfolio of financial products and services, investment advice, loans and asset management through a dedicated manager for investments and banking services.

●	Santander Select – is responsible for customers with a monthly income above R$10,000, and R$30,000 in investments, or more than R$100,000 in investments. The offer here consists of a value proposition with differentiated products and services, exclusive service spaces, relationship managers who serve a small number of customers and provide asset management advisory services,

●	Santander Van Gogh – is responsible for customers with a monthly income ranging from R$4,000 to R$10,000, or with investments above R$40,000. Our goal is to understand the needs of our customers at each stage of their lives and provide them with financial advice through a multi-channel solution, including financial products and services, as well as financial advice,

●	Santander Especial – is responsible for customers who earn up to R$4,000 per month. Our business model offers simple and efficient solutions with an attractive cost benefit to the customer, primarily through electronic channels.

Furthermore, we also support our Select and Van Gogh customers through our Santander Direct channel, Santander Direct is suited to customers who want more flexible service hours, from 8:00 a.m., to 10:00 p.m. and who prefer using a remote method, such as telephone, e-mail or chat, as well as access to digital channels. This service complements our offering and broadens our capillarity by catering to regions where we do not have a physical presence.

We launched the following products or functionalities for retail customers in 2021:

●	Santander Especial – New customers who opened their accounts on our digital channels have access to Santander Direct.

●	New account digital process - We endeavor to simplify the account opening process using internal and external information and making the experience quick and simple for new customers.

Small and Medium Enterprises (SMEs)

We serve SMEs under the “Santander Negócios e Empresas” brand, with the following customer service segmentation model:

●	Empresas 3 Núcleos (Core Companies) – responsible for companies with annual revenues between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of experts for more complex demands and loan managers specializing in risk management. We also provide specialized services to multinational, technology companies and other major corporations in order to meet their specific needs.
●	Empresas 2 Polo (Hub Companies) – responsible for companies with annual revenues between R$3 million and R$30 million. We offer these customers a comprehensive range of products and services through a user-friendly interface, as well as dedicated relationship managers that work in specialized hubs.
●	Empresas 1 Agência (Branch Businesses) – responsible for companies with annual revenues of up to R$3 million. We offer these customers a simple banking solution through an integrated account that combines a corporate account with a point of sale, or “POS,” terminal hosted by our former subsidiary Getnet. Through this arrangement, our customers receive benefits for using the Getnet solution to process their credit card sales, with receipts being posted to a Santander Brasil checking account.
●	Negócios Direct - for companies with annual revenues of up to R$300 thousand. We offer these customers direct access to a relationship manager who is available during extended service hours and via remote channels, such as telephone, e-mail or chat, as well as access to digital channels that facilitate the client’s day to day needs.
●	Empresas MEI (Individual Microentrepreneur) – responsible for companies with annual revenues of up to R$81 thousand. We offer these customers a simplified and cost-effective option through our Santander Conta MEI, a remote service, and digital solutions such as Gent& Santander – the artificial intelligence solution for service and sales.

Consumer Finance

We provide consumer credit to finance motor vehicles, goods and services directly or through intermediate agencies, Santander Financiamentos is our main service channel, but we also operate under multiple brands.

The following table sets forth certain key financial and operating data regarding our consumer finance business for the periods indicated:

	As of December 31,			Change between 2020 and 2021	Change between 2019 and 2020
	2021	2020	2019
Individual consumer finance loan portfolio market share (1) (%)	24.4%	25.1%	25.0%	(1.1) p.p.	0.1 p.p.

(1)	Source: Brazilian Central Bank.

Corporate

Our corporate banking segment aims to be the main distribution channel of the Santander Group to Brazilian and foreign and/or multinational corporate clients. The product offering ranges from simple cash accounts to mergers and acquisitions advisory services. We leverage our strength in consumer finance, asset and wealth management, payments and markets to serve our clients and their shareholders, employees, clients and suppliers. We serve companies with annual gross revenues in excess of than R$200 million located across Brazil by physical and digital channels. Our corporate banking segment has been constantly evolving as a segment relying on a disciplined analytical toolkit, consistent communication and workforce upskilling.

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

To improve customer experience for the high-income segment, where we are aiming to increase market share and brand awareness, we launched the Gold, Platinum and Centurion products with American Express which include NFC technology, the accumulation of Esfera points that do not expire and still allow access to Membership Rewards, an exclusive American Express program.

In line with Santander Brasil’s global purpose of becoming NetZero by 2050, we launched cards made from recycled material in July 2021. The new cards made of recycled material were issued to customers who already had an SX or Elite card, close to expiry. We expect to make the official launch for the first quarter of 2022, with the issuance of 100% of SX and Elite cards with recycled material. Currently, we are the only bank in Brazil that issues cards made from recycled material.

In the SMEs segment, believing in the great potential of microentrepreneurs, or “MEI,” who represent more than half of the companies in Brazil, we developed an exclusive card for this segment. The MEI card grants customers discounts on purchases made with partners, chosen according to the microentrepreneurs field of activity, as a result of which cardholders have access to exclusive offers for the purchase of input for their companies. In addition, there is the possibility of an annual fee waiver by binding the card by using the card on a monthly basis or by registering with the PIX system.

In line with the objective of becoming an open financial services platform, in November 2021 we launched a partnership with Samsung, a solution that offers digital account opening, card sales and SIM loans on the first screen of Samsung pay. The objective is to provide a simple and fluid journey within the app that is already used on a daily basis to pay for on-the-go purchases.

We also improved our digital journey to provide better customer self-service, which we believe is a key component for higher customer engagement. A recent novelty is “Clique e Retire,” a new physical card delivery system that provides a quick, autonomous solution for customers by allowing them to opt to collect their cards from self-service machines.

The following table sets forth certain key financial and operating data regarding our credit card business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2020 and 2021	Change between 2019 and 2020
	2021	2020	2019
Credit card portfolio market share (1)	12.4%	13.4%	12.9%	(1.0 p.p.)	0.5 p.p.
Credit card portfolio (R$ billion) (2)	48	37.8	36.1	27.0	(100.0%)
Total card turnover (R$ billion) (2)	306.0	242.0	236.4	26.4	2.4%
Credit card turnover (R$ billion) (2)	203	158.7	161.0	27.9	(1.4%)
Total card transactions (in millions) (2)	3,555.3	2,570.8	2,725.4	38.3	(5.7%)
Credit card transactions (in millions) (2)	1,859.1	1,300.0	1,450.9	43.0	(10.4%)
Participation of credit card in the household consumption (only debit)– Market overview (2)(%)	24.1%	17.4%	13.8%	6.7 p.p.	3.6 p.p.
Participation of credit card in the household consumption (only credit) – Market overview (2)(%)	42.1%	25.2%	24.0%	16.9 p.p.	1.2 p.p.
Participation of credit card in the household consumption (total, debit and credit) – Market overview (2)(%)	69.3%	43.5%	38.2%	25.8 p.p.	5.3 p.p.

(1)	Source: Brazilian Central Bank, as of September 31, 2021. Data for the year ended December 31, 2021 was not available as of the date of this annual report.
(2)	Source ABECS – “Monitor bandeiras,” The data relating for the year ended December 2021 has been revised as a consequence of the restatement of the methodology of monitoring issued by ABECS.

Santander Way

Santander Way is an app available to our cardholders that allows them to manage their Santander Brasil cards at any time and place. This complete payment platform also works as a digital wallet, enabling customers to conduct instant contactless payments. The app is frequently updated with new features. Some of the most notable features launched in 2021 included: (i) extra loan and installment offers, (ii) virtual cards that allow purchases before the physical card arrives, (iii) functions for safer online purchases without a physical card, (iv) possibility for the customer to update his or her income to obtain a higher credit limit, and (v) chargeback from unrecognized purchases. In 2021, we have nine million active customers using Santander Way.

Merchant Acquiring Market | Getnet

Getnet is a technology company that offers payment solutions to a range of merchants, from large businesses to the small entrepreneurs, both physically and digitally. Getnet was our subsidiary until the completion of the Spin-Off on October 26, 2021. For more information on the Spin-Off of Getnet, see “—A. History and Development of the Company—The Getnet Spin-Off.”

The following table sets forth certain historical key financial and operating data regarding Getnet’s business for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2020 and 2021	Change between 2019 and 2020
	2021 (1)	2020	2019
	(R$ millions, except as otherwise indicated)
Market share of total turnover (2)	15.3%	14.9%	11.3%	0.4 p.p.	3.6 p.p.
Debit turnover (3)	105.8	105.8	80.9	0%	30.8%
Credit turnover (3)	182.7	167.9	126.6	8.8%	32.6%

(1)	We completed the Spin-Off of Getnet on October 26, 2021 and, as a result, Getnet is no longer a subsidiary of Santander Brasil. We stopped consolidating Getnet within our results of operations on March 31, 2021. For additional information on the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Getnet Spin-Off” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.
79

(2)	Source: Data for 2021 relates to the nine-month period ended September 30, 2021 and is based on ABECS Monitor Bandeiras - Acquirers. Data for the year ended December 31, 2021 was not available as of the date of this annual report. For comparison purposes, the difference between September 30, 2021 and September 30, 2020 would be an increase of 1.7 percentage points.
(3)	Considers data until September, 2021.

We completed the Spin-Off of Getnet in October 2021, and Getnet is no longer our subsidiary. However, on April 15, 2021, we entered into the Getnet Partnership Agreement, which provides a framework for our relationship with Getnet following the Spin-Off. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Spin-Off of Getnet and Related Arrangements—Partnership Agreement.

Following the Spin-Off, Getnet is operating as the Brazilian leg and regional acquirer of the Santander Group’s PagoNxt merchant solutions. PagoNxt is a strategic initiative that seeks to promote sustainable and profitable growth by integrating various payment solutions for businesses and consumers using the latest technology. PagoNxt is an autonomous company within the Santander Group. Through its three lines of business, namely merchant solutions for businesses, trade solutions for international trade and consumer solutions for consumers, it provides solutions not only to banking clients of the Santander Group but also to third-party customers, financial institutions and fintechs.

Esfera

Esfera is our loyalty program, which can be accessed through its own website and mobile app. Our loyalty platforms enable our credit card holders to exchange their reward points for many products, services and travel benefits, including exclusive deals and discounts with a broader selection of partners such as some of Brazil’s largest retailers and a cinema chain, among others. Esfera also operates a marketplace offering cashback to is clients on purchases of products that aggregate more than sixty partners as of the date of this annual report.

Ben

Ben is an employee benefits company that provides greater flexibility, purchasing power and quality of life to its users by creating, supplying and managing types of employee benefit vouchers (e.g. meals, such as Vale Alimentação and Vale Refeição, as well as transportation) in the form of magnetic cards. These benefits are offered through an integrated digital platform.

Since 2019, Ben has provided transportation benefits in partnership with RB Serviços Empresariais Ltda.

Ben is currently working on development of new products, such as fuel cards and other benefit options to expand its portfolio.

Ben added Ben Único to its portfolio. This product allows customers to have two kinds of benefits in a single card, reducing the cost with card emission and logistics, contributing with ESG metrics,

According with new products developing planning, Ben submitted a request to the Brazilian Central Bank to issue a license to operate as a payment institution (instituição de pagamento) and it was granted in December 2021.

The following table sets forth certain key financial and operating data regarding Ben´s business for the periods indicated.

	As of and For the Year Ended December 31,
	2021	2020	2019
	(in R$ millions, except as otherwise indicated)
Card Purchases	1,484	946	560
Number of Cards (in thousands)	565	217	98
Number of Transactions (in thousands)	20,477	12,192	9,534
Merchant accredited (in thousands)	365	338	253

For further information, see also “Item 4. Information on the Company—A. History and Development of the Company—Important Events.”

Payroll Loans

Payroll loans support both account and non-account holders in the execution of projects and financial organization. Under these loans, monthly installments are deducted directly from the borrowers’ paychecks by their own employers, and then credited to Santander Brasil, significantly reducing our credit risk. We offer these payroll loans to our customers through our mobile banking platform and our branches. Our customers can refinance their payroll loans, as well as choose from other options to help them manage their debts. Furthermore, these loans are also offered to non-account holders through Olé Consignado. For further information on relevant events, relating to Olé Consignado’s corporate events, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events.”

The following table sets forth certain key financial and operating data regarding our payroll loans as of the dates indicated.

	As of December 31,			Change between 2020 and 2021		Change between 2019 and 2020
	2021	2020	2019
Market share in origination (1)	16.96%	18.90%	13.2%	(1.94)	p.p	9.09 p.p
Payroll loan portfolio (R$ billion)	53.3	48.1	43.0	10.85%		11.9%

(1)	Source: Brazilian Central Bank, as of December 31, 2021, 2020 and 2019, as applicable

SIM

SIM is a digital lending platform for individuals through which customers can apply, and be approved, for a loan completely online. After two years of operation, SIM has already achieved a positive net profit, a loan portfolio of R$1.6 billion as of December 31, 2021 and a market share of 0.7%, in the year ended December 31, 2021, as well as a total of 6.5 million registered users as of December 31, 2021. SIM also has a high level of customer satisfaction, with an NPS of 80 points in the year ended December 31, 2021.

emDia

emDia is an online debt renegotiation platform. It provides customers with a simple platform to access debt renegotiation services on a 24/7 basis, As of December 31, 2021, emDia had 6.5 million customers and had contributed to the recovery of R$78 million in credit volume in 2021.

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

We do not offer mortgage loans that do not meet prime lending regulatory standards, which means that (i) we do not finance more than 90% of the value of the property to be purchased, (ii) borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment status or other revenue sources, allowing us to evaluate their credit risk profile, and (iii) any other indebtedness added to the financing cannot exceed 35% of the borrower’s monthly gross income,

To facilitate the process for our customers, we provide a real estate digital platform where customers can obtain mortgages completely online. We were the first bank in Brazil to offer customers the opportunity to secure a mortgage without being physically present, except for the signing of the agreement and returning it duly registered. We have a partnership with the largest real estate platform in Brazil in order to improve our sales network and strengthen our digital presence.

The following table sets forth certain key financial and operating data regarding our mortgage business for the periods indicated:

	As of December 31,			Change between 2020 and 2021	Change between 2019 and 2020
	2021	2020	2019
	(in R$ billions, except percentages)
Mortgage loan portfolio	54.8	45.8	39.7	19.7%	15.4%
Individual sector mortgage loans	53.0	44.0	37.2	20.5%	18.3%
Loan to value(1) – Production (% quarterly average)	65.5%	64.9%	62.9%	0.06 p.p.	2.0 p.p.
Loan to value – Portfolio (%)	52.5%	52.2%	49.4%	0.30 p.p.	2.75 p.p.

(1)	Ratio between loans and the value of the collateral, excluding home equity.

Home Equity

In our portfolio of loan products, we also offer a “home equity” financing product called “UseCasa” in which clients can receive a loan if they provide real estate as collateral. This product enables clients to access financing to pursue their personal objectives. “UseCasa” has increased its market share to 23.5% in 2021, maintaining our position as the leading private sector bank for these types of loans in Brazil. Our portfolio was R$3.2 billion in 2021, an increase of 27% in the year ended December 31, 2021 compared to the year ended December 31, 2020. Efficiency has also improved as approximately 50% of loans are now approved in less than 10 days. We do not offer home equity loans that do not meet prime lending regulatory standards, which means that (i) we do not finance more than 60% of the value of the property, (ii) borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment status or other revenue sources, allowing us to evaluate their credit risk profile, and (iii) any other indebtedness added to the financing cannot exceed 35% of borrowers’ monthly gross income.

To facilitate the process, customers can obtain home equity loans completely online through our real estate digital platform. When using this option, customers only need to be physically present when signing the contract and when returning it once it is duly registered.

Tailored Products and Services

As mentioned above, we offer a complete set of services and products worldwide. In this way, we have a portfolio that ranges from basic to tailor-made and highly complex solutions in the following areas:

●	Global Transaction Banking – Responsible for the sale and management of local transactional banking products, which include local loans, commercial financing such as on-lending of funds from development banks, structuring of local loans and cash management solutions).
●	Global Transactional Services – Responsible for the sale of global transactional products, financing for export and import, guarantees, structuring of assets in foreign currency, in addition to raising funds from international banks.
●	Global Debt Financing – Responsible for the provision of financing and financial advice on infrastructure projects, origination, and distribution of fixed income instruments in capital markets both locally and internationally, financing for acquisitions and syndicated loans in local and foreign currency.
●	Investment Banking – Advice on mergers and acquisitions and equity transactions in the capital markets.
●	Equities – It operates brokerage services for individual, corporate and institutional investors in stocks, listed derivatives and research.
●	Treasury Customers – Responsible for structuring and offering foreign exchange products, derivatives and investments to clients in our various segments, including institutional investors, corporate clients and individuals.
●	Market Making – Responsible for the pricing of operations (foreign exchange and derivatives) for customers originating from the sales efforts of our corporate, institutional, corporate, private banking and retail. This area is also responsible for managing our proprietary books.
82

●	Energy Trader – Performs transaction with qualified customers and end consumers, and also acts as a hedge and market making provider in the energy markets.

We are one of the leading banks in capital markets and financial advisory services in the Brazilian and international markets as evidenced by the awards we have received, of which the most significant are listed in the table below.

Company	Acknowledgments
Dealogic

Full Year 2021

#8 Latin America & Caribbean ECM Revenue

#9 Latin America ECM Volume by Bookrunner

#10 Brazil M&A Revenue by Advisor

#6 Brazil M&A Volume by Advisor

#4 Latin America & Caribbean DCM Volume by Bookrunner

#8 Latin America and Caribbean Loans Volume by Bookrunner

#8 Latin America and Caribbean IB Revenue by Bookrunner

#5 Brazil Investment Banking by Bank¹

#1 Latin American & Caribbean Project Finance Loans Volume by MLA²

#1 Americas Project Finance Volume by Finance Adviser to Consortium²

#1 Americas Project Finance Volume by Finance Adviser²

#4 Americas Renewable Energy Project Finance Volume by MLA²

¹ For the third quarter of 2021

² For the first half of 2021

Global Finance	Best New Measures to Support Trade Finance Customers during Pandemic 2021

Best Supply Chain Finance Bank Global 2021

Best Post-Shipment Financing Solution 2021

Best Provider of Short-Term Investments Money 2021

Market Funds in Latin America 2020

Best Trade Finance Bank in LatAm 2020

World’s Best Payment Hub Solution 2020

Best Trade Finance Provider for LatAm 2020

Institutional Investors	#1 The Latin America Strategy Team #4 The Latin America Sales Team # Sales Trading Institutional Team #5 Research Team	First Quarter of 2020
TMI Awards	Best Trade & Supply Chain Finance Bank in South America 2020

Euromoney	The Best Bank for SMEs Award in LatAm.	October 2020
FX Markets	Best Bank for emerging LatAm currencies 2020 Best Bank for LatAm 2020 Best Bank for USD/BRL 2020
Global Trade Review	Best Trade Finance Bank in LatAm 2020 Best Deal Award Route 2020 Best Supply Chain Bank 2020	First Quarter of 2020
Bond Radar	#1 DCM Distributed in the International Market Brasil Bonds & Corporate Bonds	Full Year 2020
Trade Finance an IJ Global	Best Supply Chain Finance Bank 2020 Best Receivables Financier 2020
PFI Awards	Global Adviser of the year	First Quarter of 2020
Anbima	#2 DCM Distributed in the Local Markets #4 DCM Originated in Local Markets– Fixed Income Consolidation Project Finance Financing advisory #1 Announced value	First Quarter of 2021 Full Year 2020
Risk Net	Risk Solutions House of the Year 2020 Deals: Cosan (EDQ) / Syngenta (Special Sits)
83

Latin Finance

Corporate High-Grade Bond of the Year: Suzano FY2020

Equity Follow-On of The Year: Via Varejo

Infrastructure Bank of the Year – Brazil

Syndicated Loan of the Year: LD Celulose

Domestic M&A Deal of the Year: Grupo Notre Dame Intermédica purchases Clinipam

Corporate High-Yield Bond of the Year: Braskem

Bank of the Year: Southern Cone

Bacen	#1 Total FX	September 2021
The Banker	Best Transaction Bank for Latam	2021

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

The following table sets forth certain key financial and operating data regarding our agribusiness for the periods indicated.

	As of and For the Year Ended December 31,			Change between 2020 and 2021	Change between 2019 and 2020
	2021	2020	2019
Number of agribusiness-focused stores	42	40	34	5%	6%
Agribusiness loan portfolio (R$ billion)	13.9	13.7	10.9	1.5%	26.2%

Microfinance

We believe that Prospera Santander Microfinance is a leading microcredit-oriented operation among privately owned banks in Brazil, based on market share and portfolio value. This product aims to support formal and informal microentrepreneurs by generating business and income with a 100% digitalized service process, in addition to products intended to improve business management skills, we have customers who hire us for services previously not available to them, because they do otherwise have access to financial services, such as property finance, consortium and investment services.

	As of and For the Year Ended December 31,			Change between 2020 and 2021	Change between 2019 and 2020
	2021	2020	2019
Number of Prospera stores	119	99	100	20.02	(1.0%)
Microfinance loan portfolio (R$ billion)	1.9	1.3	1.2	49.2%	8.3%

Webmotors

Webmotors is the first and largest Brazilian technology company focused on providing automotive purchase and sale solutions for dealers, original equipment manufacturers and private sellers, holding the largest online automotive listing in Brazil.

Webmotors received an average of more than 30 million visits per month in 2021. Through Cockpit, a pioneering and disruptive platform for utilities, which brings together solutions for the entire network described above, we offer the following solutions: business management/ performance, buyer profile (CRM), data intelligence, predictive pricing models and market data (AutoGuru).

Webmotors endeavors to be a platform that accompanies private and corporate users throughout the life of their vehicle, from purchase, to use and sale. In order to do so, Webmotors reformulated the business of its subsidiary Loop, which was a traditional auctioning business, into an omnichannel dealer which is able to increase the sale value of demobilized fleets in its digital and physical stores. Webmotors also launched “Agenda Fácil,” a product focused on scheduling services through WhatsApp.

Santander Auto

In 2019, we launched Santander Auto, a fully digital car insurance solution which relies on the use of big data analytics for pricing.

The Brazilian insurance market is characterized by: (i) low insurance penetration in proportion to its GDP; (ii) low technological evolution, dominated by companies with low innovation rates, still focused on financial results (due to a history of high interest rates); and (iii) retail brokers as the main distribution channel. As a result, the subscription process still requires that the customer complete a question form (approximately 40 questions). As a result, only approximately 20% of Brazilian vehicles are insured.

Actuarial techniques and behavioral models enable Santander Auto to make an insurance proposal, without making additional information requests from the customer, based on information already available to us.

During 2019, its first year of operation, almost 110 thousand policies were sold, which represents a penetration rate of 16% (i.e., total insurance contracts sold as a percentage of the contracts relating for loans by Santander Financiamentos). These results are based on a pricing system based on information bureaus which provides have a more accurate price, which makes it possible to make an offer at the time the vehicle is purchased, and which enables customers to include insurance in their purchase with a single click.

During 2020, we focused on consolidating our insurance offer, by ensuring that all customers have at least one insurance offer, while also covering the most diverse types of risk. We intend to expand the business through the optimization of our ecosystem and penetration in our customer base.

In 2021, Santander Auto expanded its product offering to cover 95% of all vehicles financed by Santander Financiamentos, reaching a penetration rate of 20% in the year ended December 31, 2021 (i.e., total insurance contracts sold as a percentage of the contracts relating for loans by Santander Financiamentos), and registering an increase of 80% in the number of policies sold in the year ended December 31, 2021 compared to the year ended December 31, 2020. In the fourth quarter of 2021, Santander Auto started to offer car insurance to customers who are not financing their vehicle with Santander Financiamentos in order to expand its distribution channel further.

Solution4fleet and Car10

In 2021, we acquired Solution4fleet, a company specialized in leasing vehicles to third parties. Solution4fleet offers services such as assistance, fleet management, inspection, vehicle maintenance and fine management. It is the only company in the Brazilian market that has a complete ecosystem for fleet management and leasing operations.

We also acquired Car10, a company which provides a marketplace to simplify auto repair shops and services with over 7,000 registered garages across Brazil.

+ Negócios and +Vezes | Santander Financiamentos

In 2017, we launched “+Negócios,” which we believe to be an innovative digital trading platform. This simple and intuitive platform enables faster execution of loan simulations, receipt of credit approval and proposal formalization for vehicles, in addition to providing portfolio management reports. In the same year, we also introduced “+Vezes,” a digital trading platform allowing retailers to offer installment payment options for the sale of goods and services.

In 2021, approximately 15 million separate Brazilian individual taxpayer identification numbers were used to simulate vehicle leasing through the “+Negocios” platform, which makes it one of the most widely used platform in Brazil’s vehicle leasing market.

+Vezes has a strong focus on digital channels. With the use of +Vezes website, two editions of “Decora +” and “Energia +” have been launched, both focused on the development of digital showcases to bring main resellers closer to the end customers, mostly on the furniture and photovoltaic segments. Additionally, Crédito Pessoal +Vezes has also been launched, which is a complementary offer of credit for end customers in their checking account, without a specifically required purpose. We have also advanced multiplying +Vezes presence and service throughout the national territory for the implementation of the CONSULTANT + Model, strengthening the relationship with intermediary customers.

Moreover, “+Fidelidade” is a loyalty program with the objective of offering incentives to agents based on their relationship with Santander Brasil and Webmotors. Accordingly, we have sought to improve the customer’s post-sales experience by implementing several features on +Fidelidade’s online portal.

Cash Management

We offer cash management solutions to corporate customers and SMEs online through our Internet banking and mobile banking services.

Our revenues from cash management include fees charged for offering the following products: (i) collections, in which we assist customers in carrying out commercial transactions using printed or online payment slips; (ii) payments, consisting of simple and automatic management of our customers’ accounts payable activities through individual transactions or via electronic file transfer; (iii) instant Payments, in which our customer pays and receives funds online with an immediate credit or debit to the account (this can be added to our collection, payments or acquiring products); (iv) payroll, which is intended to facilitate the management of salary and benefits payments to our customers’ employees via an online tool;(v) collection of values, which consists of the payment of cash values and checks at the customer’s points of sale; and (vi) custody, by which we perform the custody, control and deposit of predated checks up to the date of clearing.

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

For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

Investments

Our investment process for retail customers seeks to provide qualified guidance and help them achieve their financial objectives based on five major pillars:

●	Client investment profile – We assess our customer’s situation to understand their level of financial knowledge, investment horizons, liquidity needs and the levels of risk they are willing to assume, among other factors. This analysis is reviewed periodically, according to the customer’s needs and local regulations;
●	Investment strategy – Our investment philosophy aims to provide long-term returns through a structured asset allocation process and mitigate market risks by diversifying among different asset classes;
●	Model Portfolio – We define strategic portfolios for each customer profile and build our “Model Portfolio” on a monthly basis according to market conditions and trends. This tactical view arises from the Asset Allocation Committee, which consists of our advisory team and economists from our economics department, our Santander Asset Management division, our Private Banking unit and our brokerage house (Santander Corretora);
●	Execution and implementation – To assure a successful execution of investment strategy, we provide a complete array of financial products, ranging from banking instruments, bonds, stocks, structured notes, investment funds with an open architecture and selected investment providers, real estate funds and exchange traded funds, among other capital markets instruments. Our partnership with Zurich Santander completes this offering with a wide range of private pension plans. Furthermore, our recent acquisition of Toro Corretora has further enhanced our PI DTVM investment platform by expanding our product offering. For more information regarding this acquisition, see “—A. History and Development of the Company—Important Events—Purchase of Equity Interest in Toro Corretora de Títulos e Valores Mobiliários Ltda.;” and
86

●	Follow-up – Our advisory team performs a thorough and frequent review of our clients’ profile, objectives and results alongside each client in order to maintain the client’s investment within the parameters established and the guidance provided by the model portfolio.

In order to identify possible deviations from the investment profile’s recommended positions, we also rely on automated monitoring systems. These controls alert customers of any transactions that compromise the suitability of their portfolio and are in line with our commitment to protect our customers’ interests.

Furthermore, each customer has direct access to their positions through a private access on the internet and mobile app, where they can view the evolution of their investment strategies.

Programa Avançar

We also have a non-financial solution, known as “Programa Avançar,” which is aimed at entrepreneurial customers. By means of this solution, SMEs can access content and solutions related to management and innovation, internationalization, team building, and other topics relevant to businesses via a web platform. We see this program as a key component of our offering to Brazilian entrepreneurs.

In addition, we offer a digital account solution where individual entrepreneurs can purchase banking products and services in a 100% digital experience.

Similarly, we offer “Santander Copiloto,” an enterprise resource planning tool designed for our SME customers. This tool is integrated with the Santander Digital channels, and provides solutions such as e-commerce, sales point software and tax compliance.

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

	As of December 31,
	2021	2020	2019
Branches	1,987	2,153	2,328
Mini-branches	1,384	1,411	1,512
Own ATMs	12,561	12,949	13,296
Shared ATMs	24,255	23,798	23,780

Branch Network

Our branch network offers our entire portfolio of products and services to our customers through a personal and customized approach. The table below shows the geographic distribution of our branch network as of the dates indicated.

	As of December 31,
	2021	2020	2019
Northeast	9.74%	9%	9%
North and Midwest	8.42%	7%	7%
Southeast	67.31%	70%	70%
South	14.53%	14%	14%

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

ATMs

We operate an extensive network of 12,561 ATMs, including those located in our branches and mini-branches. In addition, our customers have access to the “Banco24Horas” network, which operates 24,255 ATM units. Through this network, our customers can access their accounts and conduct banking transactions, as well as purchase most of the products and services available in our portfolio.
Remote Channel

Our remote channel consists of call centers, online messaging services and contact emails available to all our customers. These allow customers to solve issues, engage new products and services and generally interact with us to fulfil their banking requirements. We received over 25 million contacts per month through our remote channel in the year ended December 31, 2021.

In, we began a process to reshape the way in which we interact with customers through our remote channel. In 2021, this transformation allowed us to achieve more than 740,000 sales in December 31, 2021.

Digital Channels

Our digital channels include Internet banking, mobile banking and other digital solutions aimed at facilitating our customers’ access to the products and services that we offer.

The last few years have been marked by a significant digital transformation for us. We believe that in 2021 we have strengthened our focus on customers with a digital mindset while also leveraging digital tools to enhance our efficiency and scalability. In this context, we highlight the following:

●	We have created an online store to receive and serve our customers on an ongoing basis. In the year ended December 31, 2021 we recorded an average of approximately 442 million total visits per month and we increased the number of digital buyers in comparison with the year ended December 31, 2020.
●	We added 557,000 new accounts in December 2021, an increase of 190% when compared to December 2020. We believe this growth is due to our streamlined account opening process, which improved our customers’ experience, and to an increase in our approval rates as a result of improvements in our fraud detection and offline processes.
●	We have performed an average of approximately 3.2 million sales per month in the year ended December 31, 2021, an increase of 45% when compared to the year ended December 31, 2020. This increase has been primarily driven by an increase in credit cards sales, representing an average of 297,000 sales per month in the year ended December 31, 2021, an increase of 99% when compared to the year ended December 31, 2020. We have consolidated our position as a leading credit and digital recovery platform in Brazil, with more than 2.4 million contracts per quarter in the year ended December 31, 2021 (considering only individuals) an increase of 69% when compared to the year ended December 31, 2020, and with a share of sales amounting to 64% in loans in the year ended December 31, 2021.
●	We have also taken steps to improve our digital customer service, in the form of Gent&, our virtual assistant. Gent& is an artificial intelligence launched in 2020. This solution offers a more personalized digital service that provides greater autonomy for our customers.

The following table provides certain key operating information with regards to our digital channels as of the dates indicated.

	For the Year Ended December 31,
	2021	2020	2019
	(in millions)
Number of digital customers (1)	18.8	15.6	13.4
Number of digital channel transactions (2)	7,482	5,262	4,311

(1)	We define digital customers as those who used at least one of Santander Brasil’s digital channels (e.g., mobile banking and internet banking) in the 30 days preceding the end of the applicable year.
(2)	Refers to transactions carried out through internet banking, mobile banking and other digital platforms. The data refers to the year ended December 31.

The following table provides an overview of the weight of each key distribution channel in our overall distribution system.

	For the Year Ended December 31,
	2021	2020	2019
	(%)
Internet banking	27.7	37.8	39.7
ATMs	3.6	5.9	8.9
Mobile (1)	62.3	46.9	39.0
Branch	1.1	2.2	4.1
IVR (2)	4.6	6.4	7.4
Call Center	0.7	0.9	0.9

(1)	Refers to total transactions (account holder and unique product-holder).
(2)	Interactive voice response is an automated telephone system in which a computer interacts with callers (who can use their voice or the telephone keypad to communicate with the computer), gathers information and transfers caller to the appropriate representative.

Technology and Infrastructure

In 2021, we have performed significant investments in our technology systems. We put customers at the center of our strategy. We are continuously seeking improvements in customer experience and satisfaction by launching new services, as well as combining self-service features with human and personalized services and channels.

Therefore, we have strengthened our technological culture and our business systems capacity, which supports an intense flow of more than 53 million customers as of December 31, 2021 and an average of 442 million total visits per month to our digital channels in the year ended December 31, 2021, along with an efficient and secure processing of an average of more than 367 million transactions per day in the year ended December 31, 2021. We believe that this continuous improvement of our customer services, combined with the offer of new solutions and the expansion of the range of our channels contributed to the growth of our customer base by 11% in the year ended December 31, 2021 compared to the year ended December 31, 2020.

We have increased our operational efficiency and scalability, expanding the use of computing to over 75% of operations, and improving the time-to-market of products and services, by using Agile and DevOps methodologies in the execution of 85% of our projects. Furthermore, we have reduced the number of relevant incidents (which we define as high priority incidents, i.e., those that could result in the unavailability of a wide range of critical services) in the last three years by more than 90% on average, ensuring greater availability of our products and services to our customers. We have listed below other initiatives carried on throughout 2021:

●	Investments: We have launched the Algo+ service (stands for “algorithm”), which simplifies the investment process to our customers, allowing them to invest in stocks from the bank’s recommended portfolios without having to sign-in to the home broker. This initiative ensures diversification and time saving in investments, also protecting investors from cognitive biases and human failures.
●	Open Banking: We have started to provide the “Open Finance” service to our customers, which allows them to authorize the sharing of their financial data to other financial institutions. This enables us to understand customers’ profiles better, so we can offer personalized products, services, and other benefits, such as increases in credit card limits and competitive banking fees. Customers can also concentrate the management of their finances in a single place, and they will soon be able to manage all their accounts from other banking institutions (e.g., balance and statement checking, making payments and investments) by means of our digital channels. We have also implemented resources and mechanisms to ensure data privacy and security to conform to government regulations.
89

●	Security: Aiming to provide our customers with a streamlined digital experience, we have offered authentication via facial recognition, eliminating the need to authorize mobile devices at an ATM in order to use all the features of our digital channels. The new security system recognizes the customer with the use of artificial intelligence, including legitimacy checks through advanced Machine and Deep Learning models developed internally, ensuring proof of life and facial verification. Customers only need to register face biometrics when opening an account and afterwards in their mobile application, which grants our customers with a more digital and secure experience.
●	Individual Bank Account (Mobile): We have added new resources and features in order to provide a better experience for our customers. Regarding customer service, we provide the DialMyApp service. When the customers access our call center, they are guided to online services (App, Website and Virtual Assistant) through a graphic menu displayed on his cell phone concurrently with the phone call they have placed, which improves engagement and reduces customer service costs. With respect to foreign exchange, we have included a new feature for uploading documents through the OnePay service, optimizing the time of carrying out exchange transactions, in addition to improvements in exchange rates checking for the main currencies. With respect to investments, we have offered our customers a new feature to monitor and analyze the evolution of their investment portfolio for a given period of time by means of the Investment Profitability Chart (GRENT).
●	Corporate Bank Account (Mobile): In order to ensure greater support to our corporate customers, we offer new assistance service channels, such as our AI virtual assistant, as well as direct contact with one of our managers in our corporate mobile App. This service also includes a feature that enables our customers to contract our business management system (Santander CoPilot), by means of which they can control their business sales and inventory. Moreover, the Open Banking feature gives customers an opportunity to share their company data, which ensures a better understanding of their business profiles.
●	Credit Cards: In the context of the COVID-19 pandemic, we have expanded the digitalization of our card transactional services, enabling customers to self-serve through digital channels for acquisition and post-sales purposes, such as invoice checking via WhatsApp. Another disruptive initiative is the generation of the online card before the physical card, allowing customers to make their purchases in e-commerce and also by cell phone approximation before they receive their physical card by mail.
●	Customer Service: Combining entrepreneurship, technology and focus on customer experience, we developed a Voice Analytics solution to scale our capabilities of listening to our customers by means of the use of machine learning, Graphics Processing Units (GPU) and cloud computing, which accelerates our deliveries and adds value to our shareholders. Currently, we have already studied and addressed the needs of our customers going through credit recovery processes and with reduced investments.
●	Software Development Agility: We have transformed our software deployment process through the adoption of a new solution focused on the integration of software development lifecycle tools, providing greater autonomy to the development teams, in addition to ensuring production environment stability through automatic deploy and rollback processes without manual interventions (Zero Touch). As a result, our development teams are able to better meet customer needs, delivering new features with more assertiveness, speed and quality. In just nine months after the process was implemented, twice as many software deploys were made compared to the entire year of 2020.
●	Cloud: In order to improve the availability and resilience of our main applications, we expanded the use of our computing capacity with two public cloud services providers, extended our on-premises datacenter network using these cloud providers, and created a full mesh connectivity model. Using this model, we have updated software applications to use cloud capabilities adopting an abstraction strategy for the providers’ Cloud products (for example: accessing products through open and common protocols), ensuring code standardization and reduction of lock-in (dependency on a single cloud provider technology implementation), in addition to the implementation of normal/peak/special day auto-scaling strategies and the creation of automated capacity to balance applications in multi-cloud service.

Communications and Marketing

We use and monitor several tools in order to communicate effectively with our customers. These include not only traditional media, such as television and printed media, but also the internet, mobile advertising and social networks.

We regularly provided information through all available media, seeking to make a real and positive difference in the lives of our clients. Such information includes guidance on what open finance is, i.e., an ecosystem that allows financial institution customers to share their information to other banks which enables banks to develop more tailored products. We publicized updated solutions, like Gent& and Algo+, an algorithm that helps investors to follow our monthly portfolio recommendations. Internally, we released more than 200 videos aimed at instructing our teams on how to best-serve our customers, and guidelines to prevent COVID-19 in the workplace. Externally, we ran 297 video advertisements on TV and social networks. Our communications campaign generated significant feedback, with 100,000 articles published in newspapers and magazines, and 120 stories featured in Brazilian national media outlets as well. On social media, we averaged 10 posts per day, with 2.6 million impressions. We have also joined new media formats on networks such as Telegram, WhatsApp and games. Additionally, we conducted more than 120 live broadcasts and events where our senior management, as well as experts and government officials were invited to address several topics, including the current economic scenario, social investment, sustainability, diversity, women’s leadership, entrepreneurship, and culture and entertainment, The Fourth Edition of Global Citizen, organized in collaboration with newspaper Valor Econômico and featuring Al Gore, the 2007 Nobel Peace Prize winner, received more than 935,338 views. Also, the 22nd Annual Santander Conference showed discussions on politics, sustainable businesses, health and technology, with the participation of major chief executive officers, public authorities and our leadership. The conference was broadcasted on YouTube, garnering a total of 7.1 million views.

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

Our sustainability strategy is based on three pillars: (i) strategic and efficient use of environmental resources, (ii) developing potential and (iii) resilient and inclusive economy. Our vision, based on these three pillars, is to contribute to a better society, while maintaining management excellence and responsibility, in accordance with our ethical values and using our technology to serve people and businesses.

Resilient and Inclusive Economy

Our broad commercial activity allows us to advise and support of our customers and projects. We believe we can play a role as facilitator and contribute to the generation of jobs and income, and the improvement of logistics and infrastructure for Brazil’s development.

Through this pillar, for example, we offer access to banking services, products and non-financial initiatives. We have specific products to support microentrepreneurs and SMEs, such as the “Prospera Santander Microfinanças,” “Programa Avançar” and “Parceiros em Ação” programs. Additionally, we increasingly seek to include the topic of financial management in the client's relationship with the Bank, using tools such as Santander On.

In 2021, we helped 341,000 people through financial inclusion products and financial education guidance.

Development of Potentials

Our commitment to the development of potential begins with our employees. We have ranked as one of the best companies to work for in the GPTW survey since 2016, ranking top ten in 2021. Guided by our corporate culture and internal policies, we offer opportunities that promote development and professional growth, in order to build a culture of delivering results, respect, innovation, inclusion and diversity.

We work to create a culture of respect, inclusion and equity, where everyone can develop their talents with their unique attributes. Diversity is one of the five principles of our Code of Ethical Conduct. Our priorities are gender and racial equity, inclusion of LGBTI+ and people with disabilities, as well as diversity of experience and generational diversity. Since 2018, we have set inclusion targets for black employees in the bank and female employees in leadership, which in 2021, were 27.3% and 31.4%, respectively. Additionally, in 2021, we received two diversity awards from GPTW: one for our ethnic-racial practices and another, for the fourth time, as one of the best companies for women to work.

Through the Santander Universities Program, we offer initiatives focused on granting national and international scholarships, programs for entrepreneurial development, as well as internship and employment programs.

As of December 31, 2021, about 33,000 scholarships and entrepreneurships were granted with a total investment of approximately R$33 million.

We maintained our actions to support society and continued with our private social investment strategy with our programs to support children, teenagers, the elderly and entrepreneurs.

●	In the 19th edition of the Amigo de Valor Program, we raised R$19.8 million to support 100 initiatives throughout Brazil, benefiting over 12,400 people.
●	Campanha Brasil sem Fome: we are responsible for the donation of 200,351 baskets of staple food.

Our initiatives, including Amigo de Valor, Parceiro do Idoso, Blood Donation Campaign and Volunteer Program, had an impact on 542,545 people in 2021.

Efficient and Strategic Use of Natural Resources

We are implementing changes to our business that contribute to a responsible and more efficient use of our national environmental resources, including with respect to a reduction in carbon emissions. In this sense, in addition to the responsible environmental management of our operations, we finance and advise companies in the fields of infrastructure and renewable energy, while also providing support for sustainable agribusiness.

In the year ended December 31, 2021, we have destined R$ 51.6 billion to foster sustainable businesses, 96% more than in the year ended December 31, 2020. We believe these operations are in line with market benchmarks and include the issuance of green bonds, advisory services to sanitation businesses and financing for renewable energy (such as CDC Solar). For instance, we have transformed the Vila Olímpia station, at the city of São Paulo, into the first sustainable station in Brazil, increasing its efficiency in the use of natural resources on site. As a consequence of our investments, 70% of the energy now used by the station derives from solar panels and it has implemented a system to recycle its water usage.

One year after the launch of Plano Amazônia, a commitment signed by Santander Brasil, Bradesco and Itaú in connection with measures to enhance and scale up solutions that promote the sustainable regional development, we highlight the following initiatives from Santander Brasil:

●	We made available over R$ 270 million in credit lines directed to cooperatives and agribusinesses in the Amazon region.
●	We held the Bioeconomy in the Spotlight conference that has promoted a debate related to bioeconomy, preservation and sustainable development of the Amazon region, with market specialists and the CEOs of Santander, Bradesco and Itaú.
●	We have been in contact with regional meatpacking companies to inform them about credit restrictions starting in 2025.
●	In early 2021, we have announced our commitment to achieve zero net carbon emissions by 2050. The commitment applies to the Santander Group’s and also to Santander Brasil’s activities, as well as to all emissions from customers from any financial, advisory or investment service the bank offers.

Since 2002, we have adopted social and environmental parameters in the credit risk analysis for projects and companies. Our analyses seek to identify issues such as contaminated land, deforestation, labor practices in conditions analogous to slavery and child labor, among other matters that would prevent us from doing business with such projects and companies.

We have been carbon neutral since 2010, by completely offsetting our Scope 1 and 2 emissions. Since 2013, we follow a methodology for selecting projects from which to purchase Verified Emission Reductions, or “VERs,” in order to ensure the social and environmental benefits for the Amazon region. In recent years, we bought VERs from reforestation and renewable energy ventures.

In addition, we have made a commitment to supply 100% of our operations with renewable energy by 2025, establishing specific metrics for electricity, water, paper and internal renewable energy consumption. In the year ended December 31, 2021, 53% of our energy consumption came from renewable sources.

In 2021, we will renew our ISO 14,001 certification in our administrative buildings, including our headquarters, Campinas radar and data center, and we will also implement the Zero Landfill Program, with the objective of giving a more sustainable destination for our waste.

Socio-Environmental Responsibility Policy

Our Socio-Environmental Responsibility Policy, or “PRSA,” meets the requirements of CMN Resolution No. 4,327/14 and SARB Regulation 14 of FEBRABAN. These regulations define guidelines and consolidate specific policies for socio-environmental practices in business and relationships with certain parties. These practices include socio-environmental opportunities and impacts, and risk management such as suitability in granting and using credits, management of suppliers and socio-environmental risk analysis. We also have a PRSA Senior Group, which consists of our vice-presidents of Risks, Legal Issues, Corporate, Human Resources, Finance and Communication, Marketing, Institutional Relationships and Sustainability, and officers of Agribusiness and Compliance. This Group is involved in decision-making related to the PRSA and operates in connection with our Executive Committee.

On September 2021, the Brazilian Central Bank published the new CMN Resolution No. 4.945, which provides for the Social, Environmental and Climate Responsibility Policy (PRSAC) and the actions aimed at its effectiveness. As of July 1, 2022, the PRSA will be revoked and the PRSAC will come into effect.

Competition and Industry Transformation

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal, Together, these financial institutions accounted for 71.7% of the credit and 73.9% of the deposits available in Brazil as of September 30, 2021, according to the Brazilian Central Bank and the financial statements of the aforementioned banks,

The following table shows the total loans and deposits of the five leading financial institutions in Brazil at the dates indicated:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil	Caixa Econômica Federal	Financial System
	September 2021 (R$ billion)
Total loans (1)	450.3	581.3	567.4	745.3	842.0	4,442.0
Total deposits (1)	389.8	559.8	792.6	475.2	472.5	3,641.7

(1)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (September 2021).

Insurance Coverage

We maintain insurance policies that are renewed annually in order to protect our assets. All of our branches, affiliates and administrative buildings are insured against losses caused by fire, lightning, explosions and other risks. Such coverage establishes reimbursement for the asset replacement value.

●	In addition, we also maintain the following insurance policies:
●	policies against material and/or bodily damage caused to third parties for which we are held responsible;
●	policies against financial losses due to fraud or employee misconduct, among others;
●	directors’ and officers’ insurance policy for our management against third-party complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings; and
●	policies against hacker attacks and cyber-crimes.
93

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

As of the date of this annual report, we own a total of 568 trademarks in Brazil, with Santander Brasil owning over 117 of these trademarks, while the remaining are owned by other companies of the Santander Group.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established by Law 4,595/64, as amended from time to time, or the “Banking Reform Law.” The Banking Reform Law created the CMN, responsible for establishing the general guidelines of monetary, foreign currency and credit policies, as well as regulating the institutions of the financial system.

Principal Regulatory Agencies

CMN

The CMN oversees the Brazilian monetary, credit, budgetary, fiscal and public debt policies. The board of the CMN is composed of the president of the Brazilian Central Bank, the Minister of Planning and the Minister of Finance, who also chairs the Board, Pursuant to the Banking Reform Law, the CMN is the highest regulatory entity within the Brazilian financial system, and is authorized to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s gold reserves and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil. In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM.

Brazilian Central Bank

The Brazilian Central Bank is an autonomous authority responsible for the implementation of CMN policies related to foreign currency and credit, the regulation of Brazilian financial institutions, particularly in regards to the minimum capital and compulsory deposit requirements, as well as the disclosure of the transactions carried out by financial institutions and their financial information. The Brazilian Central Bank addresses specific issues through the Monetary Policy Committee (COPOM), a committee responsible for adopting measures to meet inflation targets defined by the CMN and establishing monetary policy guidelines. In order to meet inflation targets, the COPOM must set the target for the SELIC rate (the average rate for daily financing, backed by federal instruments, as assessed under the SELIC) and publish reports on the Brazilian economic and financial environment and projections for the inflation rate.

CVM

The CVM is responsible for the implementation of CMN policies related to securities, with the purpose of regulating, developing, controlling and inspecting the securities market and its participants (companies with securities traded in the market, investment funds, investors, financial agents, such as custodians of instruments and securities, asset managers, independent auditors, consultants, as well as instruments and securities analysts).

Self-Regulating Entities

The Brazilian financial and capital markets are also subject to the regulation of self-regulating entities that are divided by field of activity. These self-regulating entities include, among others, the ANBIMA, the ABECS, the FEBRABAN, the Brazilian Association of Publicly-Held Companies – ABRASCA and the B3.

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, such limitations and obligations concern the offering of credit, the concentration of risk, investments, operating procedures, loans and other transactions in foreign currency, and the administration of third-party funds and microcredit. The restrictions and requirements for banking activities, established by applicable legislation and regulations, include the following:

●	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank, In December 2017, the CMN enacted a new rule establishing that all such requests submitted to the Brazilian Central Bank must be approved within 12 months (subject to suspension of the term in some instances);
●	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad registered as permanent assets without prior approval of the Brazilian Central Bank. The corporate purpose of such company shall be complementary or subsidiary to the activities carried out by the financial institution;
●	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, such as capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control. The requests for changes in control submitted to the Brazilian Central Bank must be approved within 12 months and requests for changes to organizational documents must be approved within three months (in both cases subject to suspension of the term in some instances);
●	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must comply with certain operational limits;
●	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank;
●	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;
●	A Brazilian financial institution belonging to the S1 segment, as is the case of Santander Brasil, cannot lend more than 25% of its Tier 1 Regulatory Capital (patrimônio de referência) to a single person or a group and the maximum exposure to concentrated individual customers or group of connected customers of such Segment 1 financial institution is 600% of its Tier 1 Regulatory Capital (a concentrated individual client would mean, for the purpose of the proposed rule, as any one client to which exposure is equal to or higher than 10% of its Tier 1 Regulatory Capital);
●	According to the Banking Reform Law, a Brazilian financial institution cannot carry out credit transactions with (i) its controlling shareholders, directors and members of other statutory bodies (fiscal, advisory and other) and their respective spouses and relatives up to second degree, (ii) the individuals or legal entities that hold a qualified interest (15% of the capital stock) in their capital, (iii) the legal entities in which they have qualified interest (direct or indirect), (iv) the legal entities in which they have effective operational control or preponderance in the deliberations, regardless of the equity interest, and (v) the legal entities with common directors or members of the board of directors. Such prohibition does not apply, subject to limits and conditions established by the CMN through the enactment of Resolution No. 4,693 in October 2018, to: (i) transactions with a counterparty that has an officer or director in common with the financial institution providing credit, provided that the officer or director is considered an independent member in both entities; (ii) transactions carried out under market-compatible conditions, without additional benefits or different benefits when compared to the operations deferred to the institution to other customers with the same profile, (iii) credit operations that have as counterparty a financial institution that is part of the institution prudential conglomerate, provided that they contain contractual clauses of subordination, except in the case of overnight and loan transactions with other financial institutions specified by the law, (iv) the interbank deposits, according to the law, (v) the obligations assumed by related parties under the compensation and settlement services authorized by the Brazilian Central Bank or by the CVM and their respective counterparties, and (vi) other cases authorized by the CMN; the management of third-party assets must be segregated from other activities and must follow the regulations issued by the CVM;
95

●	The total amount of funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity;
●	Brazilian financial institutions must comply with anti-money laundering, combating the financing of terrorism and anti-corruption regulations;
●	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management of information, as well as their conformity to all applicable regulations;
●	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies; and
●	The Banking Reform Law and specific regulations enacted by the CMN impose penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate in certain situations. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank.

Additionally, as part of the Santander Group and due to the global nature of our organization we are subject to related international rules.

Capital Adequacy and Leverage – Basel

Current Requirements

The Brazilian Central Bank supervises the Brazilian banking system in accordance with the Basel Committee on Banking Supervision, or “Basel Committee,” guidelines and other applicable regulations. For this purpose, banks provide the Brazilian Central Bank with any information which it deems useful in performing its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks.

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

Basel III

On December 16, 2010, the Basel Committee issued its Basel III framework, which was revised and republished on June 1, 2011. The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented by January 1, 2019. Regulatory Capital is composed by Core Capital and two additional tiers:

Tier I capital will have to reach a minimum ratio of 6.0% (according to the schedule established by the Brazilian Central Bank), divided into two portions: (i) Core Capital consisting mainly of corporate capital and profit reserves (shares, units of ownership, reserves and earned income) of at least 4.5%, and (ii) Additional Tier I consisting mainly of perpetual hybrid securities and capital instruments authorized by the Brazilian Central Bank (but excluding amounts relating to funding instruments issued by other local or foreign financial institutions) and any of our own shares purchased by us and the integration of which into the Additional Tier I Capital is permitted. To improve the quality of the capital of financial institutions, Basel III restricts the acceptance of financial instruments that fail to demonstrate effective capability of absorbing losses and requires the reduction of assets that in certain situations could jeopardize the financial institution’s capital value due to the instruments’ low liquidity, dependence on future profits for realization or difficulty of value measurement.

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

In accordance with the Basel III standards, the Brazilian Central Bank created the Additional Core Capital buffer (Adicional de Capital Principal), which is composed by the sum of three buffers:

●	Core Capital Conservation buffer (Adicional de Capital Principal de Conservação), which was introduced to ensure that banks have an additional layer of usable capital that can be drawn down when losses are incurred. Whenever the buffer falls below 2.5%, automatic constraints on capital distribution (for example, dividends, share buybacks and discretionary bonus payments) will be imposed so that the buffer can be replenished. Countercyclical capital buffer (Adicional Contracíclico de Capital Principal), which aims to protect the banking sector from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risks. The countercyclical capital buffer is fixed by the Financial Stability Committee (Comitê de Estabilidade Financeira) based on discussions about the pace of credit expansion, and currently is set zero (Brazilian Central Bank Communication No. 36,830/21). Should the requirement increase, the new percentage takes effect twelve months after the announcement,
●	Core Capital Systemic buffer (Adicional de Importância Sistêmica de Capital Principal), which is applicable to the S1 bank segment (banks with an asset base equivalent to over 10% of Brazil’s GDP or that engage in relevant international activity).

On March 16, 2020, due to the challenging macroeconomic environment resulting from the COVID-19 pandemic, the Brazilian Central Bank issued Resolution No. 4,783 which establishes the percentage to be applied to the risk-weighted assets value for the purpose of calculating the capital conservation buffer. This percentage increases gradually until April 2022, when it reaches 2.5%.

This level will phase-in towards the 2019 level by 2022, as shown in the image below. This buffer change decreased the minimum Core Capital requirements, reaching 6.75% to 10.5%, as of December 31, 2021.

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

Other Applicable Laws and Regulations

Consolidated Enterprise Level (conglomerado prudencial)

Financial institutions must submit to the Brazilian Central Bank, monthly and semiannually, consolidated financial statements based on the “consolidated enterprise level” (conglomerado prudencial) of which the financial institution is a member. Such information serves as the basis for calculation of the required Regulatory Capital of the Brazilian institutions. The “consolidated enterprise level” includes data relative to the financial institutions and other institutions authorized to operate by the Brazilian Central Bank, consortium administrators, payment institutions and credit factoring companies, including real estate credit, or of credit rights, such as mercantile foment companies, securitization companies and specific purpose companies, located in Brazil or abroad, as well as other legal entities headquartered in Brazil that have equity participation in the mentioned entities as their exclusive business purpose.

On January 29, 2020, the CMN published Resolution No. 4,818, which requires financial institutions categorized as S1, S2 and S3 to publish IFRS financial statements. The requirement is already in force for publicly held financial institutions and financial institutions which are leaders of a prudential conglomerate and came into effect for all remaining financial institutions on January 1, 2022.

New accounting criteria applicable to financial instruments, hedging and leasing agreements

On November 25, 2021 and December 16, 2021, the CMN issued Resolution No. 4,966/2021 and Resolution No. 4,975/2021. These rules establish, respectively, new accounting principles and criteria applicable to financial instruments, as well as to hedging and financial leasing transactions contracted by financial institutions and other institutions authorized to operate by the Brazilian Central Bank.

The rules intend to align the accounting criteria applicable to financial instruments and leasing agreements contracted by financial institutions and other entities supervised by the Brazilian Central Bank with best international practices, including the “IFRS 9 – Financial Instruments” and “IFRS 16 – Leases” standards issued by the IASB.

CMN Resolution No. 4,966/2021 and Resolution No. 4,975/2021 will enter into effect on January 1, 2025, ensuring a transition period for the institutions subject to the changes.

Segmentation for the Proportional Application of Prudential Regulation

In January 2017, the CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups, and other institutions authorized to operate by the Brazilian Central Bank for the purposes of proportional application of the prudential regulation. The segmentation is based on the size, international activity and risk profile of members of each segment. Pursuant to the resolution, the segments are as follows:

●	Segment 1 comprises multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) an asset base equivalent or superior to 10% of Brazil’s GDP; or (b) which perform relevant international activities, irrespective of the size of the institution;
●	Segment 2 comprises multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks with (a) an asset base lower than 10% of Brazil’s GDP; and (b) other institutions with an asset base equivalent to or greater than 1% of Brazil’s GDP;
●	Segment 3 comprises institutions with an asset base lower than 1% and equivalent to or greater than 0.1% of Brazil’s GDP;
●	Segment 4 comprises institutions with an asset base lower than 0.1% of Brazil’s GDP; and
●	Segment 5 comprises institutions with an asset base lower than 0.1% of Brazil’s GDP, that apply a simplified optional method for verifying the regulatory capital’s minimum requirements, except for multiservice banks, commercial banks, investment banks, foreign exchange banks and savings banks.

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

●	Time Deposits (CDBs), The Brazilian Central Bank imposes a reserve requirement of 20% in relation to time deposits. Financial institutions must deposit an amount equivalent to the surplus of (i) R$3.6 billion for financial institutions with consolidated Tier 1 capital under R$3 billion; (ii) R$2.4 billion for financial institutions with consolidated Tier 1 capital between R$3 billion and R$10 billion; (iii) R$1.2 billion for financial institutions with consolidated Tier 1 capital between R$10 billion and R$15 billion; and (iv) zero for financial institutions with a Regulatory Capital greater than R$15 billion.

Additionally, as from the issuing of Brazilian Central Bank Resolution No. 145 on September 24, 2021, collateral deposit for the new funding mechanism for financial institutions (called Linhas Financeiras de Liquidez) can be used to deduct up to three percentage points of this type of reserve requirements.

●	Demand Deposits. As a general rule, the Brazilian Central Bank imposes a reserve requirement of 21% in relation to demand deposits.
99

●	Savings Deposits. The Brazilian Central Bank imposes a reserve requirement of 20% in relation to general savings deposits and to rural savings deposits.

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

The regulation issued by the Brazilian Central Bank with respect to the classification and valuation of securities and derivative financial instruments - including government securities - owned by financial institutions, based on the investment strategy of the financial institution, determined that securities and derivatives are to be classified into three categories: (i) trading; (ii) available for sale; and (iii) held to maturity.

“Trading” and “available for sale” securities are to be marked-to-market with effects in income and stockholders’ equity, respectively. Securities classified as “held to maturity” are recorded at amortized cost, Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet. Changes in the market value of derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Brazilian Central Bank. Securities and derivatives in the “held to maturity” portfolio may be hedged for accounting purposes but their increase or decrease in value as derived from the marked-to-market accounting method should not be taken into account.

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

Centralized Registration and Deposit of Financial Assets and Securities

Law No. 13,476/17 consolidates the provisions on creation of liens over financial assets and securities, CMN Resolution No. 4,593/2017, as amended, regulates the registration and deposit of financial instruments and securities by financial institutions as well as the provision of custody services by such institutions.

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

Circular 3,952/19, deals in particular with the procedures for the registration of receivables, and requires a convention between market infrastructures to guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure. Circular 3,952/19 came into effect on June 7, 2021.

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS,” and the current Brazilian Payment and Settlement System (Sistema de Pagamentos Brasileiro or the “SPB”). The Brazilian Central Bank and CVM (in relation to transactions with securities) have the power to regulate and supervise this system, SPB is composed of systems for the clearing of checks, clearing and settlement of debit and credit electronic orders, transfer of funds and other financial assets, clearing and settlement of transactions involving securities, clearing and settlement of transactions carried out in commodities and futures, and others, collectively designated as Financial Market Infrastructures, as well as the payment arrangements and payment institutions.

Within the scope of SPB, the Brazilian Central Bank operates the Reserves Transfer System, or “STR,” and the SELIC. STR is a system of transfer of funds with real-time gross settlement, which means that transfers are made at the processing time, one by one, and are subject to the existence of outstanding balance in the account. STR is composed of financial institutions, clearing and settlement houses and the National Treasury Office. SELIC is the Brazilian Special Settlement and Custody System (Sistema Especial de Liquidação e Custodia), a system intended for custody of book-entry securities issued by the National Treasury Office and for the registration and settlement of transactions involving such securities.

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

On June 12, 2020, the Brazilian Central Bank issued Circular 4,027/20, which established the Brazilian Instant Payment System (Sistema de Pagamentos Instantâneos, or “SPI”). Circular 4,027/20 also approved the regulation with which the direct and indirect participants in the SPI must comply, and provided that the SPI started operating on November 3, 2020 with certain features and becoming available gradually until it was fully operational on November 16, 2020. Brazilian Central Bank Normative Ruling No. 47/20 establishes the procedures and timetable for the tests necessary to register as a direct participant in the SPI, Brazilian Central Bank Normative Ruling No. 129/21, in turn, establishes the procedures for the adherence to the instant payment arrangement (PIX).

According to the by-laws of the SPI, the participation in the SPI is mandatory for the participants of the PIX arrangement, and optional for (i) the clearing houses and other providers of clearing services, and (ii) the National Treasury Department.

There are two types of participation in the SPI: (i) direct, in which the participant holds an instant payment account and is directly connected to the SPI; and (ii) indirect, in which the participant institution does not hold an instant payment account and its participation occurs via a direct participant to the SPI, responsible for registering the indirect participant in the SPI and to act as its clearing agent in the SPI for instant payments, Circular 4,027/20 came into effect on July 1, 2020.

On August 12, 2020, the Brazilian Central Bank issued Central Bank Resolution No. 1, or “Central Bank Resolution 1/2020,” establishing the PIX System payment arrangement and approving the regulation governing it, or (the “PIX Regulation”).

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

Furthermore, on September 2, 2021, the Brazilian Central Bank issued Resolutions No. 135 and 136, which regulate the offering of the PIX Withdrawal and PIX Change services by regulated institutions that participate in the Brazilian Instant Payments System. Both rules came into effect on November 1, 2021. The new services were established by the Brazilian Central Bank on August 24, 2021, in a meeting of its Collegiate Board, which approved changes to the PIX Regulations.

PIX Withdrawal will allow all the clients of any participating institution to make a withdrawal in kind at one of the points that offer the service. Merchants, shared ATM networks and PIX participants, through their own ATMs, may offer the service. In order to withdraw funds in kind through PIX, the client simply executes a PIX transaction to the withdrawal agent, in a similar dynamic to a normal PIX transaction, by reading a QR Code or through the service provider's API.

With the PIX Change, the dynamic is almost identical. The difference is that the withdrawal of cash can be carried out during a purchase transaction with a merchant that offers PIX as a mean of payment. In this case, the PIX transaction is executed for the total amount (purchase + cash withdrawal). The customer's invoice will show the amount corresponding to the cash withdrawal and the purchase amount.

The offer of the two new products on PIX’s evolving agenda to users is optional, and the final decision to implement PIX Withdrawal and PIX Change is up to the merchants that accept PIX, the companies that own ATM networks, and the financial institutions that have their own ATMs.

Further, on September 23, 2021, the Brazilian Central Bank issued Resolution No. 142, introducing security measures to be adopted by institutions under its regulation and supervision to prevent frauds in the provision of payment services.

Resolution No. 142 establishes that financial and payment institutions must limit the provision of payment services for the period from 8 p.m. to 6 a.m. to a maximum of R$1,000 per deposit or prepaid payment account, as applicable. This limit may be increased at the client's request, which must be submitted formally through the relevant electronic service channels, but the institution must establish a minimum period of 24 hours for the change to take effect. Resolution No. 142 required payment service providers to implement the new transaction limit by October 4, 2021.

Pursuant to Resolution No. 142, financial and payment institutions must also implement, by November 16, 2021: (i) procedures aimed at evaluating the customer prior to offering the anticipation of the settlement of payment receivables on the same date of the execution of a payment transaction within the scope of payment schemes in which the institutions participate; and (ii) daily registration of the occurrence of fraud or attempted fraud in the rendering of payment services, including the corrective measures adopted by the institution. Based on these records, the institutions must prepare a monthly report consolidating the occurrences and the preventive and corrective measures adopted. This report must be forwarded to the institution audit and risk committees (if instituted), internal audit unit, Executive Board and Board of Directors (if instituted).

Furthermore, on September 28, 2021, the Brazilian Central Bank issued Resolution No. 147, which established security mechanisms specific to PIX transactions. The rule also details, within the scope of PIX, the measures established by Resolution No. 142, which applies to all electronic payment methods (including other types of electronic transfers available in Brazil, such as Transferência Eletrônica Disponível – TED or Documento de Ordem de Crédito – DOC). The security measures came into effect on November 16, 2021, with the exception of the new transaction limits, which came into effect on October 4, 2021.

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

Open banking has a four-stage implementation plan, as follows:

●	Stage 1 (completed on February 1, 2021): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions.
●	Stage 2 (completed on August 13, 2021): sharing of customer reference data and customer transactional data among the participating institutions.
●	Stage 3 (completed October 29, 2021): start of PIX transactions by payment transaction initiators, as well as the gradual entry of other payment arrangements.
●	Stage 4 (starting on December 15, 2021): sharing of customer transactional data related to additional products, pursuant to the following deadlines: (i) insurance, open-end private pension and capitalization products: until March 4, 2022; (ii) merchant acquiring services: until March 11, 2022; (iii) foreign exchange transactions: until March 18, 2022; and (iv) time deposit accounts and other investment products: until March 25, 2022.

On October 29, 2020, the Brazilian Central Bank issued Central Bank Resolution 32/2020, which sets forth the technical and operational requirements to be observed by institutions which participate in the Brazilian Open Banking System.

The new rule lays out, among others, rules relating to (i) the scope of the data and services to be shared by participating institutions within Open Banking, detailed in a specific manual; (ii) the standards for the development of application programming interfaces (APIs) by participating institutions, detailed in a specific manual, which deals with their design, data transmission protocols, data exchange formats, control accesses, version control systems and specification parameters; among other things; (iii) criteria for registration and cancellation of registration in Open Banking; (iv) services to be rendered by the Open Banking Governance Structure, which also is detailed in a specific manual, including the maintenance of a repository of participating institutions and a website containing updated information about Open Banking and its implementation; and (v) minimal security standards and certifications.

Additionally, on September 9, 2021, the Brazilian Central Bank published Resolution No. 138, which disclosed the minimum scope of data to be available for sharing on Stage 4 of Open Banking, to be further detailed by the Open Banking Governance Body. The fourth stage of the ecosystem, which covers data on foreign exchange, investment, insurance, and open-end private pension transactions, as well as merchant acquiring services, began on December 15, 2021, when the participating institutions must make the information about the mentioned products and services available to other financial institutions.

Regarding investment transactions, the main financial and capital market products offered in Brazil were included in the scope of Stage 4, such as: (i) Banking Time Deposit Certificates (Certificados de Depósito Bancário or CDBs); (ii) Banking Time Deposit Receipts (Recibos de Depósito Bancário or RDBs); (iii) Real Estate Credit Bills (Letras de Crédito Imobiliário or LCIs); (iv) Agribusiness Credit Bills (Letras de Crédito do Agronegócio or LCAs); (v) investment fund quotas; (vi) direct treasury government bonds (títulos do tesouro direto); (vii) stock; (viii) quotas of exchange-traded investment funds (ETFs); (ix) debentures; (x) Certificates of Real Estate Receivables (Certificados de Recebíveis Imobiliários or CRIs); and (xi) Certificates of Agribusiness Receivables (Certificados de Recebíveis do Agronegócio or CRAs).

With regard to foreign exchange transactions, effective total value of transactions (VET) and commercial exchange rates will need to be made available. The data referring to merchant acquiring services will cover applied service fees and rates.

Finally, the data referring to insurance products and pension plans will follow the scope defined by the CNSP and the SUSEP in CNSP Resolution No. 415/2021 and SUSEP Circular No. 635/2021, respectively, which establish a specific timeline for the implementation of Open Insurance, an exclusive governance body responsible for Open Insurance, as well as specific implementation manuals.

Stage 4 of Open Banking introduced information sharing beyond traditional banking products and services, marking the beginning of the migration from Open Banking to Open Finance in Brazil.

Regulatory Sandbox

On November 28, 2019, the Brazilian Central Bank published Public Consultation No. 72/2019, which ended on January 31, 2020, regarding the Controlled Testing Environment for Financial Innovations or “Sandbox” which is intended to enable institutions test innovative financial and payment projects for a specified period.

After receiving comments on such Public Consultation, the CMN and the Brazilian Central Bank issued, on November 26, 2020, CMN Resolution 4,865/20 and BCB Resolution 29/20, to regulate the Sandbox. These rules set forth the applicable conditions for the implementation of the Sandbox, among which are the specific rules for the first cycle of tests, such as duration and number of participants, required documentation, criteria for the classification of institutions and the schedule for registration, selection and authorization processes of such entities. In November 2021, the Brazilian Central Bank selected developers’ projects for the first cycle, which will last for one year and may be extended for another year.

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

Regulation of the Transfer of Customer Data by Financial Institutions to Database Managers

Brazilian law regulates the formation and consultation of databases with information regarding performance, individuals or legal entities, for the formation of credit history, Resolution No. 4,737 determines that the history of the following operations should be provided: (i) credit operations; (ii) leasing operations; (iii) self-financing operations executed upon consortium groups; and (iv) other operations with characteristics of credit granting; and defines the criteria for the registration of database managers, such as the identification of the natural and legal persons that are part of the control group of the database manager.

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

Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and therefore are exempt from the payment of fees. CMN prohibits banks from charging fees for supplying essential services in connection with deposit and savings accounts where customers agree to access and use their accounts by electronic means only (being authorized to charge fees for supplying essential services only when the customer voluntarily elects to obtain personal service at the banks’ branches or customer service locations),

Priority services are those rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards, over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel, and records, and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in its regulations. Commercial banks must also offer to their individual customers a “standardized package” of priority services, whose content is defined, as well as the customers’ option to acquire individual services instead of adhering to the package.

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

The COAF is composed of individuals with recognized competence in this area, appointed by the Minister of Finance, all of whom are nominated by each of the following entities: (i) the Brazilian Central Bank; (ii) the CVM; (iii) the SUSEP; (iv) the Brazilian Treasury Attorney-General’s Office; (v) the Brazilian Federal Revenue; (vi) the Federal Intelligence Agency; (vii) the Ministry of Foreign Affairs; (viii) the Ministry of Justice; (ix) the Federal Police Department; (x) the Ministry of Social Security; and (xi) the General Comptroller’s Office, one of whom will be the president, which shall be appointed by the President of Brazil on the basis of recommendations by the Minister of Finance.

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

The regulations also impose an obligation on financial institutions to request that both customers and non-customers are providing a withdrawal request at least three working days in advance for withdrawals (including those carried out by check or money order) in an amount equal to or greater than R$50,000.00.

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

On July 27, 2021, the Brazilian Central Bank published Resolution No. 119, which came into effect on September 1, 2021 and introduced certain changes to Circular No. 3,978/2020, which establishes the regulations and procedures related to anti-money laundering and combating the financing of terrorism applicable to entities subject to the Brazilian Central Bank´s regulation and supervision.

Among other changes brought by the new rule, financial institutions (and other entities regulated by the Brazilian Central Bank) are now required to obtain information about their customers’ place of residence, in the case of a natural person, or the location of the head office or branch, in the case of a legal entity, as part of their mandatory Know-Your-Client (KYC) procedure. The CVM also issued CVM Resolution No. 50 in August 31, 2021, which establishes the framework for the prevention of money laundering and the financing of terrorism in the Brazilian securities market. CVM Resolution No. 50 is in line with the practices currently implemented in the principal global securities markets, including with regard to the recommendations of the Financial Action Group against Money Laundering and the Financing of Terrorism (GAFI/FATF), as well as with the duties arising from Brazilian anti-money laundering laws.

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

Bank Secrecy

Brazilian financial and payment institutions shall also maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about customers, services or transactions of Brazilian financial and payment institutions may be disclosed to third parties are the following:

●	the disclosure of information with the express consent of the interested parties;
●	the exchange of information between financial institutions for record purposes;
●	the supplying to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtors; and
●	the occurrence or suspicion that criminal or administrative illegal acts have been performed, in which case the financial institutions and the credit card companies may provide the pertinent authorities with information relating to such criminal acts when necessary for the investigation of such acts.

Complementary Law 105/01 also allows the Brazilian Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

The governments of Brazil and the United States executed an agreement on March 20, 2007, by means of which these governments established rules for the exchange of information relating to tax, or the “2007 Agreement.” Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Data Protection Requirements

The LGPD (Lei Geral de Proteção de Dados) was published in the Federal Official Gazette on August 15, 2018 and was amended by Law 13,853/19. The LGPD came into effect in September 2020, except for administrative sanctions, which came into effect on August 1, 2021, pursuant to Law No. 14,010/20, which delayed the applicability of certain provisions of the LGPD.

Before the LGPD, Brazil lacked regulations specific to data privacy and a data protection authority. Despite this, privacy has been generally protected through the Brazilian Federal Constitution, the Civil Code (Law No. 10,406/2002), the Consumer Protection Code (Law No. 8,078/1990) and the Civil Rights Framework for the Internet (Law No. 12,965/2014 and the Decree 8,771/2016).

The LGPD brings about profound changes in the rules and regulations applicable to the processing of personal data, with a set of rules to be complied with in activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

The LGPD has a wide range of applications and extends to individuals as well as private and public entities, regardless of the country where they are headquartered or where data are hosted, as long as (i) the data processing takes place in Brazil; (ii) the data processing activity is intended to offer or supply goods or services to, or to process data of individuals located in Brazil; or (iii) the subjects of the data are located in Brazil at the time their personal data are collected. The LGPD will apply irrespective of the industry or business when dealing with personal data and is not restricted to data processing activities performed through digital media and/or on the internet.

The LGPD sets out several rules related to data processing such as principles, requirements and duties imposed to data controllers and data processors; rights of data subjects; requirements in connection with cross-border transfers of data; the obligation to appoint a data protection officer; data security and data breach notification; corporate governance practices; and the regime for civil liabilities and penalties in case of a breach of the provisions of the LGPD. Penalties include warnings, blocking and erasure of data, public disclosure of the offense and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense.

Moreover, Law 13,853/2019 created the Brazilian National Data Protection Authority, or “ANPD,” which will have powers and responsibilities analogous to the European data protection authorities, exercising a triple role of (i) investigation, comprising the power to issue norms and procedures, deliberate on the interpretation of the LGPD and request information of controllers and processors; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, with the responsibility to disseminate information about and foster knowledge of the LGPD and security measures, fostering standards for services and products that facilitate control of data, and elaborating studies on national and international practices for the protection of personal data and privacy, among others.

The ANPD has been assured technical independence, although it is subordinated to the Presidency of the Republic. It will be composed of five commissioners, to be appointed by the President of Brazil, and advised by a National Council for the Protection of Personal Data and Privacy, composed of 23 unpaid members.

Regulations on Cybersecurity

Financial institutions must follow certain cyber risk management and cloud outsourcing requirements which apply to the design and adaptation of internal controls, namely CMN Resolution No. 4,893/2021, which requires financial institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services and CVM Ruling No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection. Policies and action plans to prevent and respond to cybersecurity incidents were fully compliant and in place by December 2021. Data location and processing may occur inside or outside Brazil, but access to data stored abroad must be granted at all times to the Brazilian Central Bank for inspection purposes. The contracting of relevant processing services must be communicated to the Brazilian Central Bank within 10 days from the execution of the agreement. See “Item 3. Key Information—D. Risk Factors— Risks Relating to the Brazilian Financial Services Industry and Our Business—Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.”

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

Independent auditors and the audit committee, individually or jointly, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

●	noncompliance with legal rules and regulations that place the continuity of the audited entity at risk;
●	frauds of any amount perpetrated by the management of the institution;
●	material frauds perpetrated by the institution’s employees or third parties; and
●	errors that result in major incorrectness in the financial statements of the audited entity.

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

Environmental, Social and Governance (ESG) requirements applicable to financial institutions

Financial institutions are currently required by CMN Resolution No. 4,327/14 to have a responsibility policy, which must guide the social and environmental actions in conducting their businesses, their relationship with their customers and other users of their products and services. The responsibility policy must also guide the financial institution’s relationship with its personnel and with any others affected by the financial institution’s activities. In addition, the responsibility policy must provide for the management of social and environmental risks (which, according to the Brazilian Central Bank, represent one of the several categories of risk to which financial institutions are exposed).

Following Public Consultations Nos. 82, 85 and 86, initiated by the Brazilian Central Bank in 2021 under the “Sustainability” pillar of the “Agenda BC#” (which consists of a list of goals to improve the Brazilian National Financial System), a new set of rules was published on September 15, 2021. These new rules aim to improve the disclosure of information, management and governance of social, environmental and climate risks by financial institutions, as well as to bring changes to the rural credit regulations in effect.

Resolution No. 140 establishes new conditions for the access to rural credit considering social, environmental and climatic aspects. Among them, it stands out the credit restriction for a producer who is not registered, or whose registration is canceled, in the Rural Environmental Registry (Cadastro Ambiental Rural – CAR). The new resolution also sets forth that rural credit shall not be granted to (i) an enterprise fully or partially inserted in a conservation unit, indigenous land already approved, an area of embargo in force resulting from the economic use of illegally deforested areas in the Amazon; nor (ii) an individual or legal entity registered in the official register of employers who have kept workers in conditions analogous to slavery.

CMN issued Resolution No. 4,943, which amended CMN Resolution No. 4,557/17 with the purpose of highlighting and distinguishing social, environmental and climate risks, as necessary for the identification, measurement, evaluation, monitoring, reporting, control and mitigation in connection with the risk management structure of financial institutions. The new rule provides for specific definitions to such risks, using new and modern concepts, such as the inclusion of the two main components of climate risks – physical and of transition – already recognized by international ESG standards. The amended rule also deals with the identification and monitoring of social, environmental and climate risks incurred by financial institutions, resulting not only from their products, services and activities, but also from the activities performed by their counterparties, controlled entities, suppliers and outsourced service providers.

Similar provisions were also included in the simplified structure of continuous risk management pertaining to the Simplified Reference Capital (Patrimônio de Referência Simplificado – PRS5) by the new CMN Resolution No. 4,944, which amends CMN Resolution No. 4,606.

The CMN issued Resolution No. 4,945, replacing CMN Resolution No. 4,327 of April 25, 2014 on the Social and Environmental Responsibility Policy (Política de Responsabilidade Socioambiental or PRSA). The new rule provides for the inclusion of a climate aspect to the PRSA, which will be henceforth named Social, Environmental and Climatic Responsibility Policy (Política de Responsabilidade Social, Ambiental e Climática – PRSAC). Such new policy to be implemented by financial institutions shall take into account the impacts, strategic goals and business opportunities for the financial institutions in connection with social, environmental and climate aspects. There was also a reduction in the period for reviewing the PRSA, from five to three years.

The Brazilian Central Bank issued Resolution No. 139, regulating the preparation of a Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e

Climáticas, or the “GRSAC Report”) by financial institutions classified in segments S1 (such as Banco Santander), S2, S3 and S4. Following the propositions of the Public Consultation, this new rule seeks to contemplate the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) at the national regulatory level. The GRSAC Report must be published annually with the base date of December 31, within a maximum period of 90 days from December 31, and must be made available on the financial institutions' websites for a period of five years.

Finally, on October 6, 2021, the Brazilian Central Bank published Resolution No. 151, which regulates the remittance information regarding social, environmental, and climate risks addressed in CMN Resolution No. 4,557 and CMN Resolution No. 4,945 to the Brazilian Central Bank by authorized institutions. The rule applies to institutions classified in segments S1 (such as Santander Brasil), S2, S3, or S4; and the information that must be sent to the Brazilian Central Bank is related to the assessment of social, environmental and climate risks related to their exposures in credit and securities transactions, as well as those of the respective debtors under these transactions. The information to be remitted includes identification, economic sector, risk aggravating and mitigating factors, appraisal of social, environmental and climactic risks, among others.

In order to allow financial institutions to adapt their practices and policies to this new set of rules, CMN Resolution No. 4,943/21 and article 16 of CMN Resolution No. 4,945/21 (which revokes CMN Resolution No. 4,327/14) will enter into effect on July 1, 2022, while CMN Resolution No. 4,944/21, the other provisions of CMN Resolution No. 4,945/21 and Central Bank Resolution No. 139/21 will enter into effect on December 1, 2022. Brazilian Central Bank Resolution No. 151 will enter into effect on July 1, 2022 and Central Bank Resolution No. 140, which specifically provides for rural credit, came into effect on October 1, 2021.

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

Consumer Protection

Relationships between consumers and financial institutions are governed by Law 8,078, dated September 11, 1990, or the “Brazilian Consumer Protection Code,” which grants consumers certain rights and sets forth measures to be observed by suppliers, which must be complied with by financial institutions. The Brazilian Consumer Protection Code sets forth as consumer rights, among others, the assistance/facilitation in the defense of consumers’ rights, including through reverse burden of proof in their favor, and possibility of judicial review of contractual provisions deemed abusive.

●	to timely provide the necessary information including rights, duties, responsibilities, costs or advantages, penalties and possible risks when carrying out a transaction or rendering a service to allow customers and users free choice and decision-making;
●	to timely provide, to the customer or user, agreements, receipts, statements, advice and other documents related to the transactions and services, as well as the possibility of timely cancellation of the agreements;
●	formalization of an adequate instrument setting forth the rights and obligations for opening, using and maintaining a postpaid payment account;
●	to forward a payment instrument to the customers’ or users’ residence or to enable the respective instrument only upon express request or authorization; and
●	identification of end users’ beneficiaries for payments or transfer in statements and bills of the payer, including in situations in which the payment service involves institutions participating in different payment arrangements.

Financial institutions operating exclusively via digital means are excluded from the scope of certain aspects of the regulation.

Law No. 14,181, which amends the Brazilian Consumer Protection Code and Senior Citizens' Statute (Law No. 10,741 of October 1, 2003) to improve provisions related to the offering of consumer credit and provide for the prevention and treatment of over-indebtedness, came into effect on July 2, 2021.

Regarding the prevention of over-indebtedness, such rule created a chapter in the Brazilian Consumer Protection Code dedicated to responsible credit and financial education. The amendments determine the presentation of specific information to the consumer in the granting of credit or installment sales, such as the effective monthly interest rate, late payment interest and the total charges foreseen in the event of late payment.

The new law also regulates informational conduct to be observed by the credit supplier regarding the nature and modality of the credit offered, considering the age of the consumer.

The law also included a new chapter in the Brazilian Consumer Protection Code dedicated to the conciliation between debtor and creditor with respect to over-indebtedness. According to the new law, the over-indebted consumer may request the initiation of a debt renegotiation process, with the consumer being responsible for submitting a payment plan proposal, preserving the existential minimum. The unjustified non-attendance of the creditor or his attorney at the conciliation hearing may suspend the payment of the credit, with the interruption of the late payment charges. In the case of a successful conciliation, the court decision that ratifies the agreement will describe the debt payment plan and will be enforceable. A new debt renegotiation request may only be submitted after two years, counting from the settlement of the obligations provided for in the payment plan. In the case of unsuccessful conciliation, the judge, at the consumer's request, will institute proceedings for over-indebtedness to review and integrate the contracts and renegotiate the remaining debts, through a compulsory judicial plan.

Further, on September 30, 2021, the CMN published Resolution No. 4,949. The rule provides the principles and procedures to be adopted in the relationship with clients and users of products and services of financial institutions and other institutions authorized to operate by the Brazilian Central Bank. On October 13, 2021, the Brazilian Central Bank published Resolution No. 155, which establishes almost identical principles and procedures to be adopted by payment institutions and consortium administrators, which are regulated and supervised solely by the Brazilian Central Bank.

CMN Resolution No. 4,949/2021 and Central Bank Resolution No. 155/2021 set forth new rules mainly with the goal of ensuring fair and equitable treatment at all stages of the relationship with institutions providing financial and payments services, as well as a convergence of the interests of such institutions with those of their consumers.

Under CMN Resolution No. 4,949/2021 and Central Bank Resolution No. 155/2021, institutions authorized to operate by the Brazilian Central Bank shall prepare and implement an institutional policy for the relation with consumers and users. Such new policy should consolidate guidelines, strategic objectives and organizational values, so that the conduct of the institution’s activities is guided by the principles of ethics, responsibility, transparency and diligence.

CMN Resolution No. 4,949/2021 and Central Bank Resolution No. 155/2021 also provide that institutions authorized to operate by the Brazilian Central Bank and must indicate to such regulatory agency the officer responsible for complying with the obligations provided under the new rules.

The rules also impose other obligations to the regulated entities within their scope, such as the compliance with transparency and suitability rules. CMN Resolution No. 4,949 will enter into effect on March 1, 2022, and Central Bank Resolution No. 155 will enter into effect on October 10, 2022.

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

Ombudsman

Financial institutions and other entities that are authorized to operate by the Brazilian Central Bank must have an ombudsman office. An ombudsman office has the following attributes according to the current regulation:

●	to provide last resort assistance in connection with customer claims that have not been resolved through the conventional customer service channels (including the banking correspondents and the customer service assistance channel (Serviço de Atendimento ao Consumidor), or SAC); and
●	to act as a communication channel between the financial institutions and their customers, including for dispute resolution.

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

On December 20, 2021, the President of Brazil sanctioned Law No. 14,286, approved by the Brazilian Senate on December 8, 2021, or the “New Foreign Exchange Law.” The New Foreign Exchange Law, an initiative of the Brazilian Central Bank, overhauls the rules applicable to the Brazilian foreign exchange market and contains provisions regarding Brazilian capital abroad and foreign capital within Brazil. The initiative aims to modernize, simplify and reduce legal doubts associated with current Brazilian foreign exchange legislation.

The main aspects of the New Foreign Exchange Law are: (i) ratification, at the legal level, that foreign exchange transactions may be carried out freely (provided such transactions are carried out by entities authorized to operate in this market and subject to applicable rules); (ii) granting of broad powers to the CMN and the Brazilian Central Bank to regulate the foreign exchange market and foreign exchange operations; (iii) expansion of international correspondence activities by Brazilian banks; (iv) possibility of Brazilian financial institutions investing and lending abroad funds that have been raised in Brazil or abroad; (v) the exclusion from its scope of foreign currency purchase and sale operations of up to U.S.$500 carried out between individuals on an occasional and non-professional basis; and (vi) the granting of powers to the monetary authorities to establish situations in which the prohibition of the private offset of credits between residents and nonresidents, as well as payments in foreign currency in Brazil, would not apply.

Law No. 14,286 will enter into effect in one year from the date of its publication (which occurred on December 30, 2021).

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

On July 29, 2021, the CMN published Resolution No. 4,935, which will revoke CMN Resolution No. 3,954, of February 24, 2011, changing the regulation of banking correspondents in Brazil. Banking correspondents are companies contracted by financial institutions and other institutions authorized to operate by the Brazilian Central Bank to provide services to their contracting institutions.

The new rule determines that these institutions set forth a policy for the operation and hiring of their correspondents, and it should formalized by a specific document and approved by the institution’s board of officers or board of directors. This operation and contracting policy should provide for the criteria required for contracting correspondents, internal controls related to the correspondent and remuneration rules for the provision of services.

The contracting institutions will continue to be required to maintain adequate internal control systems in order to monitor the public service activities carried out by the contracted correspondents and the contracting institution’s internal audit must annually assess the effectiveness of these quality control mechanisms.

In addition, with the inclusion of the express possibility of the correspondents acting in a digital setting, some provisions were improved, highlighting the need for the correspondent’s digital platform itself to have a minimum technical qualification that allows the offering of products and services suited to the needs, interests and goals of the contracting institution’s clients.

CMN Resolution 4,935 came into effect on February 1, 2022.

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

Cayman Islands Banking Regulation

We have a branch in the Cayman Islands with its own staff and representative officers, Banco Santander (Brasil) S.A. – Grand Cayman Branch is licensed under The Banks and Trust Companies Law (2013 Revision) of the Cayman Islands, or the “Banks and Trust Companies Law,” as a Category “B” Bank and it is duly registered as a Foreign Company with the Registrar of Companies in the Cayman Islands. The branch, therefore, is duly authorized to carry on banking business in the Cayman Islands. The branch was authorized by the local authorities to act as its own registered office and it is located at the Waterfront Centre Building, 28, North Church Street – 2nd floor, George Town, Grand Cayman, Cayman Islands, P.O. Box 10444 – KYI-1004, Phone: 1-345-769-4401 and Fax: 1-345-769-4601.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2020, CI$1 was equivalent to R$6.68, according to the Brazilian Central Bank.

Luxembourg Banking Regulation

Branches of credit institutions from outside the European Union (“non-EU credit institutions”) must be licensed by the Luxembourg Minister of Finance under the law of 5 April 1993 on the financial sector, as amended, in order to operate in Luxembourg.

We have a branch in Luxembourg with its own staff and representative officers. Our Luxembourg branch is licensed as a Luxembourg branch of a non-EU credit institution and is duly registered with the Luxembourg Trade and Companies’ Registry. The branch, therefore, is duly authorized to carry on banking business in Luxembourg. Its registered offices are at 35F, avenue J. F. Kennedy, 2nd floor, L-1855 Luxembourg, Grand Duchy of Luxembourg.

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

The establishment of our foreign subsidiary was approved by the Brazilian Central Bank on September 26, 2011, by the Spanish Ministerio de Economia y Hacienda on February 6, 2012 and by the Bank of Spain on March 28, 2012. The remittance of resources to pay up the share capital of the subsidiary was carried out on March 5, 2012, totaling €748 million, Santander EFC was operational from 2012 to November 12, 2020, when we approved its liquidation. As a consequence of the liquidation, we, as sole shareholder of Santander EFC, have participated in the net assets of the corporation, in the net amount of €741 million.

U.S. Banking Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress. In addition to laws and regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. The Board of Governors of the Federal Reserve System, or the “Federal Reserve Board,” retains the right to apply enhanced prudential standards to foreign banking organizations, or “FBOs,” with greater than $100 billion in global total consolidated assets, such as Santander Spain.

In October 2019, the federal banking agencies issued final rules, or the “Tailoring Rules,” that adjust the thresholds at which certain enhanced prudential standards and capital and liquidity requirements apply to certain banking organizations, including large FBOs such as Santander Spain. As a result, Santander Spain is now generally subject to less restrictive enhanced prudential standards and capital and liquidity requirements than under previously applicable regulations.

Under the current administration, however, banking organizations, including large FBOs, may become subject to increased scrutiny and more extensive legal and regulatory requirements than under the prior presidential and congressional regime. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking regulators, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously.

Volcker Rule

Section 13 of the U.S. Bank Holding Company Act of 1956, as amended, and its implementing rules (collectively, the “Volcker Rule”) prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships, Banking entities such as Santander Brasil and Santander Spain were required to bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. Santander Spain has assessed how the Volcker Rule affects its businesses and subsidiaries, including Santander Brasil, and has brought its activities into compliance. Santander Brasil has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, as well as certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain’s non-U.S. banking organization subsidiaries, including Santander Brasil, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States and any transactions are not with U.S. persons.

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

In June 2019, the five regulatory agencies charged with implementing the Volcker Rule finalized amendments to the Volcker Rule. These amendments tailor the Volcker Rule’s compliance requirements to the amount of a firm’s trading activity, revise the definition of trading account, clarify certain key provisions in the Volcker Rule, and modify the information companies are required to provide the federal agencies. Santander Brasil will still largely rely on the “solely outside the U.S. exemption” to conduct its trading activities.

In June 2020, the five federal agencies finalized additional amendments to the Volcker Rule related to the restrictions on ownership interests, in sponsorship of and relationships with covered funds. These amendments became effective on October 1, 2020. Santander Spain will continue to monitor these Volcker Rule-related developments and assess their impact on its operations, including those of Santander Brasil, as necessary.

U.S. Anti-Money Laundering, Anti-Terrorist Financing, and Foreign Corrupt Practices Act Regulations

Santander Brasil, as a foreign private issuer whose securities are registered under the Exchange Act, is subject to the U.S. Foreign Corrupt Practices Act, or the “FCPA.” The FCPA generally prohibits such issuers and their directors, officers, employees and agents from using any means or instrumentality of U.S. interstate commerce in furtherance of any offer or payment of money to any foreign official or political party for the purpose of influencing a decision of such person in order to obtain or retain business. It also requires that the issuer maintain books and records and a system of internal accounting controls sufficient to provide reasonable assurance that accountability of assets is maintained and accurate financial statements can be prepared. Penalties, fines and imprisonment of Santander Brasil’s officers and/or directors can be imposed for violations of the FCPA.

Furthermore, Santander Brasil is subject to a variety of U.S. anti-money laundering and anti-terrorist financing laws and regulations, such as the Bank Secrecy Act of 1970, as amended, and the USA Patriot Act of 2001, as amended, and a violation of such laws and regulations may result in substantial penalties, fines and imprisonment of Santander Brasil’s officers and/or directors.

The Anti-Money Laundering Act of 2020, or “AML Act,” enacted on January 1, 2021 as part of the National Defense Authorization Act, does not directly impose new requirements on banks, but requires the U.S. Treasury Department to issue National Anti-Money Laundering and Countering the Financing of Terrorism Priorities, and conduct studies and issue regulations that may, over the next few years, significantly alter some of the due diligence, recordkeeping and reporting requirements that the Bank Secrecy Act and Patriot Act impose on banks. The AML Act also contains provisions that promote increased information-sharing and use of technology and increases penalties for violations of the Bank Secrecy Act and includes whistleblower incentives, both of which could increase the prospect of regulatory enforcement.

U.S. Sanctions

“Sanction(s)” means any international economic sanction administered or enforced by the United States government (including without limitation, OFAC), the United Nations Security Council, the European Union or Her Majesty’s Treasury. The Office of Foreign Assets Control, or “OFAC,” is responsible for administering economic sanctions imposed against designated foreign countries, governments, individuals and entities pursuant to various Executive Orders, statutes and regulations.

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

In addition, the U.S. government has implemented various sanctions that target non-U.S. persons, including non-U.S. financial institutions that engage in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”) that involve Iran, North Korea, Russia, or Hezbollah or other persons designated by the United States under the Specially Designated Global Terrorist, or “SDGT,” sanctions program. If a non-U.S. financial institution were determined to have engaged in activities targeted by certain secondary U.S. sanctions or used proceeds produced by such activities targeted, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.

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

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law 6,024 of March 13, 1974, or “Law 6024,” which establishes the applicable provisions in the event of intervention or extrajudicial liquidation by the Brazilian Central Bank, as well as to bankruptcy proceedings.

Intervention and extrajudicial liquidation occur when the Brazilian Central Bank has determined that the financial institution is in bad financial condition or upon the occurrence of events that may impact the creditors’ situation. Such measures are imposed by the Brazilian Central Bank in order to avoid the bankruptcy of the entity.

Intervention

An intervention can be carried out at the discretion of the Brazilian Central Bank in the following cases:

●	risk to the creditors due to mismanagement;
●	consistent violation of Brazilian banking laws or regulations; or
●	if the intervention is a feasible alternative to the liquidation of the financial institution.

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

Extrajudicial Liquidation

Extrajudicial liquidation is an administrative proceeding decreed by the Brazilian Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian federal government) and conducted by a liquidator appointed by the Brazilian Central Bank. This extraordinary measure aims at terminating the activities of the affected financial institution, liquidating its assets and paying its liabilities, as in a judicially decreed bankruptcy. The Brazilian Central Bank will place a financial institution in extrajudicial liquidation if:

●	the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they become due, or upon the occurrence of an event that could indicate a state of insolvency under the rules of the Bankruptcy Law;
●	management seriously violates Brazilian banking laws, regulations or rulings;
●	the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; and/or
●	upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days or, if initiated, the Brazilian Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

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

Extrajudicial liquidation procedures may be terminated:

●	by discretionary decision of the Brazilian Central Bank if the parties involved undertake the administration of the financial institution after having provided the necessary guarantees; or
●	when the final accounts of the receiver are delivered and approved and subsequently registered in the relevant public records;
●	when converted into ordinary liquidation; or
●	when a financial institution is declared bankrupt.

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish a RAET, under Law 9447, dated March 14, 1997 combined with Law 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and nonfederal public financial institutions that allows institutions to continue to operate normally. The RAET may be ordered in the case of an institution that:

●	continually enters into recurrent operations that are against economic or financial policies set forth in federal law;
●	faces a shortage of assets;
●	fails to comply with the compulsory reserves rules;
●	reveals the existence of hidden liabilities;
●	experiences the occurrence of situations that cause receivership pursuant to current legislation;
●	has reckless or fraudulent management; or
●	carries out activities which call for an intervention.

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

Bankruptcy Law

Law No. 11,101, of February 9, 2005, as amended, or the “Bankruptcy Law,” regulates judicial reorganizations, out-of-court reorganizations and the bankruptcy of individuals and corporations that have occurred since 2005 and applies to financial institutions only with respect to the matters not specifically regulated by the intervention and extrajudicial liquidation regimes described above.

On December 24, 2020, Law 14,112, or “Law 14,112/20,” was passed. Law 14,112/20 overhauls the current Bankruptcy Law in several material aspects. Law 14,112/20 came into effect on January 23, 2021. Certain changes arising from this new legislation may affect enforcement and priority matters, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics in the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor’s tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework.

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

Law 14,112/20 also sets forth, among other measures, (i) a protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor’s obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation. Law 14,112/20 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply.

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

Deposit Insurance – FGC

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

Issuance of Credit Instruments Electronically

Provisional Measure No. 897, or “MP 897/2019,” among other provisions, (i) created a new credit instrument, the Rural Real Estate Note (Cédula Imobiliária Rural or “CIR”), with the purpose of advancing rural real estate financing by the creation of an instrument specifically designed to that end; (ii) changed the rules governing Bank Deposit Certificates (Certificado de Depósito Bancário or “CDB”), especially regarding their issuance and the transfer of their ownership, by providing among other changes that CDB issued in book-entry form should be transferred by electronic endorsement, exclusively by means of a specific notation in the issuing institution’s own electronic system or, when deposited in central depositary, by means of specific notation in the corresponding electronic system; and (iii) authorized that customary credit instruments such as the Agricultural Certificate of Deposit (Certificado de Depósito do Agronegócio - CDA), the Agricultural Warrant (Warrant Agropecuário - WA), the Real Estate Credit Certificate (Certificado de Crédito Imobiliário - CCI), the Bank Credit Note (Cédula de Crédito Bancário - CCB), the Rural Credit Note (Cédula de Crédito Rural - CCR), the Rural Promissory Note (Nota Promissória Rural - NPR), the Rural Trade Bill (Duplicata Rural - DR), may be issued in book-entry form through the electronic bookkeeping system held at a financial institution or other entity authorized by the Brazilian Central Bank to perform electronic bookkeeping activity.

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

Limitation to the fees and interest rates on overdraft-secured checks

On November 27, 2019, the CMN issued Resolution No. 4,765 or “Resolution No. 4,765/2019,” providing for new rules on the overdraft granted by financial institutions in checking accounts held by individuals and individual microentrepreneurs. The new rule limits the charging of fees on overdraft-secured checks to: (i) 0% for the opening credit facilities of up to R$500.00; and (ii) 0.25% for the opening of credit facilities larger than R$500.00, calculated with the amount of the facility that exceeds R$500.00. It also limits interest rates over the overdraft-secured check to up to 8% per month, to which must be added a discount of the overdraft fees already charged monthly by the financial institution. If the interest is less than or equal to the overdraft fees, such interest rates must be equal to zero. In addition, Resolution No. 4,765/2019 establishes that the overdraft-secured check must be compatible with the customer’s risk profile.

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

Automatic debit of banking accounts

On March 26, 2020, CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. The new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client, and provides for the procedures for the authorization and cancellation of automatic debit payments. The new rule came into force on March 1, 2021, CMN Resolution No. 4,790 repealed CMN Resolution 4,771.

Taxation

Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$240,000 per year and the CSLL is calculated at a rate of 20.0% (25.0% exceptionally in 2021, as per Law No. 14,183/2021) for financial institutions and 9.0% for companies, after adjustments determined by the tax legislation.

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

On December 30, 2016, Complementary Law No. 157/2016 was enacted. This legislation establishes a minimum rate of 2% for these types of taxes, no reductions or deductions being permitted. This legislation provides that the following services are subject to ISS in the municipality in which the service taker is located: (i) card management, including POS services, that may be paid to the municipality where the corresponding POS device has been registered; (ii) leasing; (iii) fund management; and (iv) consortium.

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

The system is currently under development, and it is expected that it would enable Complementary Law No. 157 to be brought back into effect.

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

Tax on Financial Transactions (IOF)

IOF is a tax levied on credit, currency exchange, insurance and securities transactions and it is imposed on the following transactions and at the following rates.

Decree No. 10,797/2021 temporarily increased IOF on credit transactions as follows:

Transaction (1)	Maximum Legal Rate	Current Rate
Credit extended by financial institutions and non-financial entities	1.5% or 3% (between 2.04% and 4.08% in 2021)	0.0041% per day for loans contracted by legal entities and 0.0082% per day for individuals capped at 365 days. An additional 0.38% rate is applicable in both cases. (Exceptionally, in 2021, 0.00559% per day for legal entities and 0.01118% per day for individuals).
Transactions relating to securities (2)	1.5% per day	0.5% per day for certain investment funds.
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
		0% on the assignment of securities to permit the issuance of Depositary Receipts abroad.
Transactions relating to derivatives	25%	Although the maximum rate is 25%, it has been reduced to zero at this moment.
Insurance transactions entered into by insurance companies	25%	2.38% for health insurance.
		0.38% for life insurance.
		7.38% for other types of insurance.
Foreign exchange transactions(2)	25%	0.38% (general rule).
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

On September 23, 2014, Brazil and the United States announced that they entered into an intergovernmental agreement, or “IGA,” which became effective in Brazil by virtue of Decree No. 8506 as of August 24, 2015. The aim of the IGA is to improve international tax compliance and implement FATCA. The IGA establishes an automatic annual bilateral exchange of information with the U.S. tax authorities. Under this agreement, Brazilian financial institutions will generally be required to provide certain information about their U.S. account holders to the Brazilian tax authorities (Receita Federal do Brasil), which will share that information with the IRS.

Complying with the required identification, withholding, and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.

Common Reporting Standard

On December 28, 2016, Normative Ruling No. 1680 was enacted, introducing the Common Reporting Standard in Brazil. The Common Reporting Standard provides for certain account reporting obligations similar to those existing under FATCA. It was created in the context of the Organization for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, which is aimed at reducing tax avoidance. Normative Ruling No. 1,680 applies to legal entities required to present the e-Financeira pursuant to Normative Ruling No. 1571, dated July 2, 2016.

On the same date, the Normative Ruling No. 1681 was enacted providing for the obligation to annually deliver the “Country to Country Statement,” an ancillary obligation also arising from the discussions under the BEPS Project, before the Brazilian Federal Revenue Service, or “RFB,” as a measure to expand information exchange and improve the level of international tax transparency. This new regulation should not have any impact on Santander Brasil, since, as it is controlled by a legal entity resident in Spain, it is not required by the Brazilian regulation to present such statement.

Income Tax Levied on Capital Gains

Law No. 13,259, of March 16, 2016 or “Law 13,259/16” introduced the application of progressive tax rates for income taxation over capital gains recognized by Brazilian individuals and by holders that are not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holders”) on the disposition of assets in general, Under Law 13,259/16, the income tax rates applicable to capital gains realized by these investors would be: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million.

The provisions of Law 13,259/16 may apply to Non-Resident Holders pursuant to CMN Resolution 4,373, provided such Non Resident Holders are not located in a Tax Haven. However, Non Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution 4,373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and will continue to be taxed at a rate of 25%.

Most transactions carried out by Non-Resident Holders pursuant to CMN Resolution 4,373 and that result in capital gains are subject to taxation at a fixed 15% rate, provided they are not located in a Tax Haven.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this report:

(a)	Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2021 were negligible relative to the overall profits of Banco Santander S.A.
(b)	Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by Santander Consumer Bank, S.A. on these accounts in the year ended December 31, 2021.
(c)	Santander Brasil holds a blocked account for a customer with domicile in Brazil designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. The relationship with the customer preceded its designation under the sanctions program. Revenues and profits generated by Santander Brasil on this account in the year ended December 31, 2021 were negligible relative to the overall profits of Banco Santander S.A.
(d)	The Santander Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2021 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Regulatory Developments Related to COVID-19

The following section summarizes the measures implemented by the CMN and the Brazilian Central Bank to mitigate the consequences of the COVID-19 pandemic on the Brazilian financial system.

Temporary Suspension of Dividend Distributions and Other Payments

On May 29, 2020 the CMN enacted Resolution No. 4,820 in response to the COVID-19 pandemic. Resolution No. 4,820 prohibits financial institutions, such as us, to: (i) offset their capital, including by means of early payment, in excess of amounts equivalent to the minimum mandatory dividend required by the Brazilian Corporate Law, including as interest on capital (ii) repurchase their own shares, subject to certain exceptions as authorized by the Brazilian Central Bank; (iii) reduce their capital stock, except if such reduction is required by law or approved by the Brazilian Central Bank; and (iv) increase the compensation of their officers, directors and members of the board of directors and audit committee, including fixed and variable compensation, CMN Resolution No. 4,280 repealed CMN Resolution No. 4,797.

On December 23, 2020, the CMN enacted Resolution No. 4,885, which made the payment of dividends or interest on capital more flexible. As a result, financial institutions were not allowed to pay in excess of the greater of (x) the amount corresponding to 30% of the adjusted net profit in accordance with item I of article 202 of the Brazilian Corporate Law; and (y) the amount equivalent to the mandatory dividends as set forth in article 202 of the Brazilian Corporate Law. This is the only restriction still in force as a result of Resolution No. 4,820.

As a result, we only distributed R$3,837 million as dividends and interest on equity in 2020 compared to R$10,800 million in 2019. This measure was not applied by the Brazilian Central Bank in 2021.

Reduction of Capital Conservation Buffer

On March 16, 2020, the CMN enacted Resolution No. 4,783, which temporarily reduces the Capital Conservation Buffer (where all rates relate to the total amount of risk weighted assets) required from financial institutions, from 2.5% to 1.25%. The rate of 1.25% will remain in effect through March 31, 2021. From April 1, 2021 through April 1, 2022 the Capital Conservation Buffer requirement will gradually be restored to 2.5%. The measure aims to increase the ability of banks to renegotiate credit transactions and maintain engagement in new transactions, considering the current scenario of increased demand for financial services. CMN Resolution No. 4,783 was replaced by CMN Resolution No. 4,958/2021, which maintains the same rates for the periods set forth in the previous rule.

Repos on Sovereign Bonds Denominated in U.S. Dollars

On March 18, 2020, the Brazilian Central Bank issued Circular No. 3,990, which allowed the repurchase transactions of U.S. Dollar denominated federal bonds between the Brazilian Central Bank and Brazilian financial institutions. The Brazilian Central Bank can purchase such bonds with a discount of 10% in comparison to market prices and the financial institution assumes the obligation to purchase the bonds in a future date. The rules also set out a margin transfer during the term of the transaction whenever the exposure is equal or greater than U.S.$500,000. The purpose of this measure is to provide liquidity to the Brazilian sovereign bonds market, by offering liquidity in U.S. Dollars to Brazilian banks and reducing trading volatility of such bonds. Circular No. 3,990 was revoked by Brazilian Central Bank Resolution No. 76, of February 23, 2021, which essentially maintains the same wording established in the previous rule.

Changes to Provision Requirements

On March 16, 2020 CMN enacted Resolution No. 4,782/20, which was amended by Resolution No. 4,856/20, exempting financial institutions from considering certain restructuring of contracts as an indicative that a counterparty may default. Therefore, the measure allows loans to be granted to solvent companies without requiring additional provisions through December 31, 2020. These measures were not applied in 2021.

New Time Deposits with Special Collateral

CMN Resolution No. 4,799/20 has regulated funding through new Time Deposits with Special Collateral (Novo Depósito a Prazo com Garantias Especiais or “DPGEs”), which are deposits taken by financial institutions and guaranteed by the Credit Guarantee Fund (Fundo Garantidor de Crédito or “FGC”). The resolution increased the cap from R$20 million to R$40 million and is intended to strengthen the liquidity strength of smaller financial institutions. The current limit, set forth 4,964/2021, is set at R$90 million.

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

This is considered a Temporary Special Liquidity Credit Facility, and was another measure to offer financial institutions more liquidity in their transactions. The loans established in Resolution No. 4,786/20 will be available to financial institutions until April 30, 2020 and could be engaged for a 125 business day term, which could be extended, at the Brazilian Central Bank’s discretion, for more 125 business days, provided the maximum term of 359 calendar days.

On April 2, 2020, the CMN enacted Resolution No. 4,795, which authorized the Brazilian Central Bank to grant loans to financial institutions under specific conditions, by means of a Temporary Special Liquidity Credit Facility, upon direct acquisition, in the primary market, of Financial Bills secured by financial assets or securities. The loan was available in tranches, and could reach 100% of the Reference Assets of such financial institutions. The facility became available to financial institutions through December 31, 2020 and the Financial Bills issued thereunder had a term between 30 and 359 calendar days. The first tranche was approved on May 12, 2020, in a total amount of R$17.5 billion. Both rules were revoked on November 1, 2021.

Flexibilization of Funding Requirements Through Agribusiness Credit Notes (Letras de Crédito do Agronegócio or “LCAs”)

On March 23, 2020, the CMN issued Resolution No. 4,787, which adjusted the assessment base of the mandatory reserve requirements of funds raised through LCAs, which are credit notes issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain, with the purpose of increasing their liquidity. As a result, the rules for applying funds originated from agribusiness activities were relaxed. The Brazilian Central Bank expects an increase in credit extension directed to agribusiness of R$6.3 billion as a result of the measure. The measure was revoked on April 29, 2021.

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

The changes were incorporated into CMN Resolution No. 4,955, of 2021, which repealed and replaced Resolution No. 4,192.

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

Average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31, of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated annual basis.

The selected statistical information set forth below includes information as of and for the years ended December 31, 2021, 2020, and 2019 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information— A. Selected Financial Data.”

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

	For the Year Ended December 31,
	2021			2020			2019
	Average Balance(1)	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest
Income
Cash and balances with the Brazilian Central Bank	58,494	2,581	4.4%	54,531	1,552	2.8%	48,670	3,828	7.9%
Loans and amounts due from credit institutions	95,513	5,191	5.4%	104,759	1,519	1.4%	101,981	3,844	3.8%
Of which:
Reverse repurchase agreements	45,458	2,154	4.7%	-	-	-	-	-	-
Loans and advances to customers	461,141	49,538	10.7%	384,389	44,104	11.5%	323,180	50,406	15.6%
Debt instruments	224,890	19,042	8.5%	203,578	13,556	6.7%	178,811	13,528	7.6%
Other interest – earning assets	-	1,636	-	-	2,044	-	-	1,235	-
Total interest – earning assets	840,038	77,988	9.3%	747,257	62,775	8.4%	652,642	72,841	11.2%
Equity instruments	2,279	90	3.9%	1,730	34	2.0%	1,464	19	1.3%
Investments in associates	952	-	-	1,098	-	-	1,060	-	-
Total earning assets	843,269	78,077	9.3%	750,085	62,809	8.4%	655,166	72,860	11.1%
Cash and balances with the Brazilian Central Bank	4,633	-	-	4,800	-	-	4,538	-	-
Loans and amounts due from credit institutions	441	-	-	6,668	-	-	2,258	-	-
Impairment losses	(26,908)	-	-	(23,936)	-	-	(22,528)	-	-
Other assets	81,669	-	-	76,642	-	-	56,912	-	-

Property, plant and equipment	8,823	-	-	9,587	-	-	9,091	-	-
Intangible assets	30,250	-	-	30,769	-	-	30,070	-	-
Total average assets	942,177	78,077	8.3%	854,615	62,809	7.3%	735,507	72,860	9.9%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	149,111	4,712	3.2%	111,684	4,327	3.9%	100,473	4,866	4.8%
Of which:
Repurchase agreements	103,809	4,567	4.4%	-	-	-	-	-	-
Customer deposits	420,185	13,188	3.1%	380,058	7,504	2.0%	303,741	14,966	4.9%
Of which:
Repurchase agreements	58,264	-	-	-	-	-	-	-	-
Marketable debt securities	63,906	4,537	7.1%	68,585	2,786	3.7%	76,194	5,138	6.7%
Subordinated debts	14,550	955	6.6%	13,102	909	6.6%	10,779	660	6.1%
Other interest-bearing liabilities	-	3,277	-	-	2,806	-	-	2,890	-
Total interest-bearing liabilities	647,752	26,669	4.2%	573,429	18,332	3.2%	491,187	28,520	5.8%
Noninterest bearing demand deposits	33,893	-	-	28,581	-	-	14,612	-	-
Other liabilities	155,133	-	-	150,759	-	-	133,255	-	-
Non-controlling interests	329	-	-	315	-	-	617	-	-
Stockholders’ Equity	105,070	-	-	101,531	-	-	95,836	-	-
Total average liabilities and equity	942,177	26,669	2.8%	854,615	18,332	2.1%	735,507	28,520	3.9%

(1)     In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts. The financial information as of and for the years ended December 31, 2020 and 2019 presented in this annual report already reflects the aforementioned adjustments. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2021, compared to the year ended December 31, 2020, and for the year ended December 31, 2020 compared to the year ended December 31, 2019. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Years Ended 2021/2020			For the Years Ended 2020/2019
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	113	854	1,029	414	(2,690)	(2,276)
Loans and amounts due from credit institutions	(134)	4,175	3,672	102	(2,427)	(2,325)
Loans and advances to customers	8,806	(2,809)	5,436	8,493	(14,797)	(6,304)
Debt instruments	1,419	3,681	5,486	1,753	(1,725)	28
Other interest-earning assets	(408)	—	(408)	809	—	809
Total interest-earning assets	9,796	5,901	15,215	11,571	(21,639)	(10,068)
Equity Instruments	11	34	56	4	11	15
Total earning assets	9,807	5,935	15,271	11,575	(21,628)	(10,053)
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	1,450	(798)	385	504	(1,043)	(539)
Customer deposits	792	4,431	5,690	3,095	(10,563)	(7,468)
Marketable debt securities	(172)	2,355	2,023	(471)	(2,153)	(2,624)
Subordinated liabilities	95	(51)	39	150	53	203
Other interest-bearing liabilities	2,421	—	2,421	235	—	235
Total interest-bearing liabilities	4,587	5,937	10,558	3,513	(13,706)	(10,193)

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2021	2020	2019
	(in millions of R$, except percentages)
Average earning assets	840,038	747,257	652,642
Interest and dividends on equity securities(1)	78,078	62,807	72,860
Net interest income	49,193	44,480	44,340
Gross yield(2)(*)	9.3%	8.4%	11.2%
Net yield(3)(*)	5.9%	6.0%	6.8%
Yield spread(4)(*)	4.8%	5.2%	5.3%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.
(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).
(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”
(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets.”
(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019
ROA: Return on average total assets	1.7%	1.6%	2.3%
ROE: Return on average stockholders’ equity	14.8%	13.3%	17.4%
ROE (adjusted) (1)	20.2%	18.5%	24.6%
Average stockholders’ equity as a percentage of average total assets	11.2%	11.9%	13.0%
Payout(2)	62.0%	24.7%	64.9%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet and Super, both in 2014, and Banco Olé Bonsucesso Consignado S.A. in 2015, 60%, and the remaining 40% in 2020. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”
(2)	Dividend payout ratio (dividends declared per preferred share divided by net income per preferred share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2021	2020	2019
Cash and balances with the Brazilian Central Bank	7.0%	7.3%	7.5%
Loans and amounts due from credit institutions	11.4%	14.1%	15.6%
Loans and advances to customers	54.9%	51.4%	49.5%
Debt instruments	26.8%	27.2%	27.4%
Total interest-earning assets	100%	100%	100%

Loans and Amounts Due from Credit Institutions

For further information about Loans and Amounts Due from Credit Institutions, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.

Investment Securities

As of December 31, 2021 and 2020, the book value of investment securities was R$228 billion and R$232 billion, respectively (representing 24.5% and 24.9%, respectively, of our total assets as of such dates). Brazilian government securities totaled R$171 billion, or 75.3% and R$192 billion, or 82.8% of our investment securities as of December 31, 2021 and 2020, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2021	2020	2019
	(in millions of R$)
Debt securities
Government securities—Brazil	171,437	191,896	135,848
Debentures and promissory notes	19,882	17,072	13,875
Other debt securities	33,894	21,134	23,609
Total domestic/debt securities	225,212	230,102	173,332

Equity securities
Shares of Brazilian companies	1,870	1,953	665
Shares of foreign companies	49	14	—
Investment fund units and shares	609	363	1,693
Total equity securities	2,528	2,329	2,358
Total investment securities	227,740	232,432	175,690

As of December 31, 2021 and 2020, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceeded 1% of our stockholders’ equity, other than the Brazilian government securities, which represented 151.5% and 180.5%, respectively of our stockholders’ equity. As of December 31, 2021 and 2020, the total value of our debt securities was approximately 212.5% and 217.4%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities not carried at fair value (before impairment allowance) as of December 31, 2021. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in R$ millions)
Debt securities
Government securities—Brazil (1)	107,450	41,694	22,293	-	171,437
Other debt securities (2)	34,295	3,045	16,435	-	53,776
Total debt investment securities	141,745	44,739	38,728	-	225,212

(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F).
(2)	Includes balances of debentures and promissory notes.

The average rate for debt investment securities is 7.1%.

Investment Portfolio – Yields

The following table shows the balances and weighted-average yields for our debt securities not carried at fair value through earnings, for each range of maturities, as of December 31, 2021. We calculate weighted-average yield as the average yield of the open positions we have on balance as of December 31, 2021. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Yield within 1 year	Maturing between 1 and 5 years	Yield between 1 and 5 years	Maturing between 5 and 10 years	Yield between 5 and 10 years	Maturing after 10 years	Yield after 10 years
	(in R$ millions, except percentages)
Weighted-average yields		%		%		%		%
Domestic:
Brazilian Government	16,969	9.8	61,237	8.4	19,282	6.8	5,297	6.8
Other fixed-income securities	25,793	8.4	27,239	9.0	207	7.8	369	9.2
Impaired financial assets	829	8.4	257	9.0	842	7.8	-	-
Impairment losses	(13)	8.4	(267)	9.0	(784)	7.8	-	-
Total domestic	43,578	6.4	88,466	7.2	19,547	6.8	5,666	6.7
International:
Foreign government	1,588	5.0	7,756	5.0	1,917	4.7	-	-
Other fixed-income securities	720	4.3	5,122	2.7	-	2.7	-	-
Impaired financial assets	105	4.3	-	2.7	-	2.7	-	-
Impairment losses	(32)	4.3	(31)	2.7	(64)	2.7	-	-
Total international	2,381	4.1	12,847	3.6	1,853	2.7	-	-
Total weighted-average yields		8.7		8.0		6.6		6.7

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, as of the dates indicated.

	As of December 31,
	2021		2020		2019
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	21,543	10,851	4,531	15,617	4,878	15,250
Debt instruments	208,133	17,080	226,787	3,315	164,447	8,885
Loans and amounts due from credit institutions, gross	91,868	3,797	109,339	3,520	107,694	1,553
Loans and advances to customers, gross	398,335	66,509	396,950	20,822	326,421	20,835
Equity Instruments	2,078	45	1,675	-	2,358	-
Total assets	721,957	98,282	739,283	43,275	605,798	46,523
Liabilities
Financial Liabilities at Amortized cost:
Deposits from the Brazilian Central Bank and Deposits from credit institutions	62,332	58,674	86,564	45,093	58,283	40,988
Customer deposits	470,973	-	445,900	-	336,515	-
Marketable debt securities	66,027	13,009	47,476	9,399	64,987	8,715
Debt instruments eligible to compose capital	-	12,781	-	13,120	-	10,176
Other financial liabilities	68,496	413	66,727	153	60,885	-
Total liabilities	667,828	84,877	646,667	67,766	520,670	59,879

Loan Portfolio

As of December 31, 2021, our loans and advances to customers totaled R$493 billion (53.0% of our total assets). Net impairment losses, loans and advances to customers totaled R$465 billion as of December 31, 2021 (49.9% of our total assets). In addition to loans, we had outstanding loan commitments drawable by third parties totaling R$146.0 billion, R$131.7 billion, R$125.9 billion as of December 31, 2021, 2020, 2019, respectively.

Types of Loans by Type of Customer

The majority of the loans we have outstanding are to borrowers domiciled in Brazil and are denominated in reais. For each loan category, we maintain specific risk management policies that are in line with the standards of the Santander Group, which in turn, are managed and monitored by our board of officers through the credit committee, The credit approval process for each loan category is structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

We have a diversified loan portfolio, with no specific concentration exceeding 10% of our total loans, Currently, 1.2% of our loan portfolio is allocated to our largest debtor and 7.4% to the next 10 largest debtors.

For further information about the breakdown of our Loans and Maturity see sections “a - Breakdown” and “b – Detail” of note “9 – Loans and advances to customers” to our audited consolidated financial statements included in this annual report.

Maturity

The following table sets forth an analysis by maturity of our loans, by type and status, as of December 31, 2021.

	As of December 31, 2021
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	Between 5 and 15 years	% of total	More than 15 years	% of total	Total	% of total
Commercial and industrial	165,729	61.37%	73,723	45.81%	8,222	20.16%	-	-	247,674	50.20%
Real estate	3,986	1.48%	10,138	6.30%	19,337	47.41%	21,278	98.58%	54,739	11.10%
Installment loans to individuals	99,051	36.68%	75,833	47.12%	13,219	32.41%	306	1.42%	188,409	38.19%
Lease financing	1,285	0.48%	1,238	0.77%	10	0.02%	-	-	2,533	0.51%
Loans and advances to customers, gross	270,051	100.00%	160,932	100.00%	40,787	100.00%	21,585	100.00%	493,355	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by type and status as of December 31, 2021.

	Fixed and variable rate loans maturing in
	Less than one year	Between one and five years	Between five and 15 years	Over 15 years	Sub-total more than one year	Total
	(in millions of R$, except percentages)
Fixed rate
Commercial and industrial	111,499	29,745	1,941	-	31,865	143,185
Real estate	24	73	62	18	153	177
Installment loans to individuals	105,045	74,689	12,965	306	87,961	193,005
Lease financing	522	694	-	-	695	1,217
Total Fixed rate	217,090	105,201	14,968	324	120,493	337,583
Variable rate
Commercial and industrial	37,149	33,524	2,109	-	35,633	72,782
Real estate	3,962	10,065	19,274	21,260	50,600	54,562
Installment loans to individuals	11,087	11,598	4,426	-	16,024	27,111
Lease financing	763	544	9	-	553	1,316
Total Variable rate	52,961	55,731	25,819	21,261	102,810	155,771
Total	270,051	160,932	40,787	21,585	223,304	493,355

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

	As of December 31,
	2021		2020		2019
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Spain	108	-	437	-	1,984	0.3
United States	835	0.1	12,674	1.4	3,721	0.5
Netherlands	-	-	80	-	1,531	0.2
United Kingdom	20	-	29	-	1,003	0.1
Luxembourg	13,058	1.4	-	-	-	-
Other OECD countries(2)	1,958	0.2	3,534	0.4	16,264	2.4
Total OECD	15,979	1.7	16,754	1.8	24,503	3.6
Non-OECD countries
Latin American countries(2)	560	0.1	1,204	0.1	1,382	0.2
Cayman Islands	1,679	0.2	2,917	0.3	3,528	0.5
Other(2)	282	-	1,189	0.1	2,397	0.3
Total non-OECD	2,521	0.3	5,310	0.6	7,307	1.1
Total	18,500	2.0	22,064	2.4	31,810	4.6

(1)	The Organization for Economic Cooperation and Development.
(2)	Aggregate outstandings in any single country in this category do not exceed 1.5% of our total assets.
136

The following table presents the amounts of our cross-border outstandings as of December 31, 2021, 2020 and 2019 by type of borrower where outstandings in the borrower’s country exceeded 1.2% of our total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2019
United States	-	8,710	55	316	9,081
Netherlands	-	-	2,355	-	2,355
Austria	-	-	127	(2)	125
United Kingdom	-	-	7	151	158
Cayman Islands	469	263	488	(752)	468
Total	469	8,973	3,032	(287)	12,187
2020
United States	-	12,653	9	12	12,674
Netherlands	-	-	80	-	80
Austria	-	-	-	444	444
United Kingdom	-	28	-	1	29
Cayman Islands	-	1,341	(1)	1,577	2,917
Total	-	14,022	86	2,034	16,144
2021
United States	-	3,943	1	12	3,956
Netherlands	-	-	3	-	3
Austria	-	-	-	595	595
United Kingdom	-	28	-	-	28
Cayman Islands	-	2,815	-	1,290	4,105
Total	-	6,786	4	1,897	8,687

Non-current assets held for sale

For further information, see note 10 to our audited consolidated financial statements included elsewhere in this annual report.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

For further information, see notes 16 and 17 to our audited consolidated financial statements included elsewhere in this annual report.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U.S.$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	As of December 31, 2021
	Domestic	International
	(in millions of R$)
Under 3 months	255,120	-
3 to 6 months	25,742	-
6 to 12 months	51,483	-
Over 12 months	257,622	-
Total	589,967	-

The following table presents the total amount of uninsured deposits, and total uninsured deposits by time remaining until maturity as of December 31, 2021.

	As of December 31, 2021	Maturing
		Three Months or Less	Over Three Months Through Six Months	Over Six Months Through 12 Months	Over 12 months
	(in millions of R$)
Total uninsured deposits	285,967	96,146	20,896	68,960	99,965

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2021		2020		2019
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
As of December 31	115,964	1.76%	112,477	1.90%	123,941	5.00%
Average during the period (1)	114,484	2.58%	112,096	2.71%	100,473	4.84%
Maximum month-end balance	155,484		155,174		123,941
Total short-term borrowings at year end	115,964		112,477		123,941

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

Allowance for Loan Losses

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further information regarding these changes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2021, 2020 and 2019—Results of Operations—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2021	2020	2019	2018	2017
	(in millions of R$)
Balance at beginning of year	25,640	22,626	22,969	18,262	18,191
Initial adoption of IFRS 9	-	-	-	2,461	-
Balance adjusted	25,640	22,626	22,969	20,723	18,191
Impairment losses charged to income for the year	16,987	18,311	14,361	13,540	13,493
Write-off of impaired balances against recorded impairment allowance	(12,904)	(15,297)	(14,705)	(11,294)	(13,422)
Balance at end of year	29,723	25,640	22,626	22,969	18,262
Of which:
Loans and advances to customers	28,511	24,053	20,557	20,242	15,409
Loans and amounts due from credit institutions	22	9	14	14	69
Debt Instruments	1,191	1,577	2,055	2,714	2,784
Recoveries of loans previously written off(1)	1,536	861	991	827	1,154

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019	2018	2017
	(in millions of R$)
Recoveries of loans previously charged off(1)	1,536	861	991	827	1,154
Commercial and industrial	463	422	520	345	413
Real estate – construction	64	56	47	103	210
Installment loans to individuals	1,002	370	417	370	521
Lease finance	7	13	8	9	10
Impairment losses charged to income for the year(1)	16,987	18,312	14,361	13,540	13,491
Commercial and industrial	3,340	6,919	2,377	3,620	5,499
Real estate – construction	116	81	95	193	471
Installment loans to individuals	13,532	11,309	11,866	9,708	7,461
Lease finance	(1)	3	23	19	61
Write-off of impaired balances against recorded impairment allowance	(12,904)	(15,297)	(14,705)	(11,294)	(13,422)
Commercial and industrial	(5,153)	(4,617)	(5,713)	(3,981)	(5,716)
Real estate – construction	(167)	(232)	(108)	(191)	(342)
Installment loans to individuals	(7,576)	(10,433)	(8,834)	(7,100)	(7,312)
Lease finance	(8)	(15)	(49)	(22)	(52)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2021	% of Total Loans	2020	% of Total Loans	2019	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	8,325	28.0	9,757	38.1	7,455	33.0
Real estate	154	0.5	194	0.8	345	1.5
Installment loans to individuals	21,240	71.5	15,676	61.1	14,800	65.4
Lease financing	4	-	14	0.1	26	0.1
Total	29,723	100	25,640	100.0	22,626	100.0

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of December 31,
	2021	2020	2019
	(in millions of R$)
Internal Risk Rating
Low	374,505	347,315	257,133
Medium-low	79,217	24,277	56,549
Medium	14,590	26,232	11,755
Medium-high	9,413	3,896	8,512
High	15,630	16,101	13,307
Loans and advances to customers, gross	493,355	417,822	347,257

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2021 amounted to R$21.7 billion, compared to R$20.5 billion for the same period in 2020, an increase of R$1,193 million or 5.8%, This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The renegotiation portfolio was covered by allowances for impairment losses of 44.7% as of December 31, 2021 and 44.0% as of December 31, 2020. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	2021	2020	2019
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	5,322	5,862	5,141
Installment loans to individuals	16,356	14,623	10,102
Financial leasing	5	5	239
Total	21,683	20,490	15,482
Allowances for impairment losses	9,698	9,019	7,501
Coverage ratio	44.7%	44.0%	48.4%

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

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2021	2020	2019	2018	2017
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	26,923	23,176	23,426	22,426	19,145
Impaired assets as a percentage of total loans	5.5%	5.5%	6.7%	7.0%	6.7%
Net loan charge-offs as a percentage of total loans	2.6%	3.7%	4.2%	3.5%	4.7%
Net loan charge-offs as a percentage of average total loans	2.8%	3.8%	4.6%	3.8%	4.8%

(1)	Includes as of December 31, 2021, R$2,528 million of doubtful loans (R$2,028 million in 2020, R$2,788 million in 2019, R$3,754 million in 2018 and R$5,439 million in 2017) that were not past-due.

Evolution of Impaired Assets

Our impaired assets increased by 16.2%, or R$3,747 million, to R$26,923 million as of December 31, 2021, compared to R$23,176 million as of December 31, 2020. Provisions for impairment losses, including total recoveries of loans previously charged off, increased 15.9%, or R$4,083 million, to R$ 29,723 million as of December 31, 2021, compared to R$ 25,640 million as of December 31, 2020. Offsetting these effects were recoveries of R$1,536 million on loans previously written off as of December 31, 2021 and R$ 861 million as of December 31, 2020.

We believe the provisions made were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2021.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2021	2020	2019	2018	2017	2016
		(in millions of R$)
Balance at beginning of year	23,176	23,426	22,426	19,145	18,887	18,599
Initial Adoption of IFRS9 (1)	-	-	-	703	-	-
Adjusted Balance	23,176	23,426	22,426	19,848	18,887	18,599
Net additions	18,429	14,758	16,001	13,872	13,679	11,893
Write-offs	(14,681)	(15,008)	(15,000)	(11,294)	(13,422)	(11,605)
Balance at end of year	26,923	23,176	23,426	22,426	19,145	18,887

(1)	Further information, see notes 1 and 9 to our audited consolidated financial statements included elsewhere in this annual report.

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2021, the debt restructuring options were improved to maintain consistent levels of “net additions” and “write-offs.”

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers at the dates indicated:

	As of December 31,
	2021	2020
	(in millions of R$)
Commercial and industrial	11,440	10,558
Real estate	470	456
Installment loans to individuals	14,996	12,144
Lease financing	17	17
Total	26,923	23,176

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$11,440 million as of December 31, 2021, an increase of R$881 million, or 8.3%, compared to R$10,558 million as of December 31, 2020. The increase in impaired assets in this portfolio was the result of growth of the credit portfolio and the deterioration of the macroeconomic situation caused by the COVID-19 pandemic.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$470 million on December 31, 2021, an increase of R$14 million, or 3.1%, compared to R$456 million as of December 31, 2020. The increase in impaired assets in this portfolio was the result of the recurrent growth of the credit portfolio.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$14,996 million as of December 31, 2021, with an increase of R$2,852 million, or 23.5%, compared to 2020. The increase in impaired assets in this portfolio was the result of growth of the credit portfolio and the deterioration of the macroeconomic situation caused by the COVID-19 pandemic.

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$17 million on December 31, 2021, remaining similar to December 31, 2020.

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

The expected loss measurement is made through the following factors:

●	Exposure at Default (EAD): is the amount of a transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications to the payment schedule.
●	Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay the principal and / or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as PD - life time (Stage 2 and 3), which considers the probability that the transaction between in default between the balance sheet date and the residual maturity date of the transaction. The standard requires that future information relevant to the estimation of these parameters should be considered.
●	Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigants associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.
●	Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value.

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

Loans Past Due for Less Than 90 Days but Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2021	% of total	2020	% of total
	(in millions of R$, except percentages)
Commercial and industrial	4,892	20.7	5,132	25.8
Mortgage loans	3,606	15.2	3,085	15.5
Installment loans to individuals	15,150	64.0	11,661	58.6
Lease financing	11	0.1	13	0.1
Total (*)	23,659	100.0	19,891	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our credit risk exposure portfolio increased by R$74.8 billion to R$540.9 billion as of December 31, 2021, compared to R$466.1 billion as of December 31, 2020. Our impaired assets increased by approximately R$3,747 billion in the same period, from R$23.2 billion to R$26.9 billion. The default rate decreased by 30 basis points in 2021 in comparison to 2020, primarily due to the recurrent growth of the credit portfolio.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2021	2020	2019	2018	2017
	(in millions of R$ except percentages)
Loans and advances to customers, gross	493,355	417,822	347,257	321,933	287,829
Impaired assets	26,923	23,176	23,426	22,426	19,145
Provisions for impairment losses	29,723	25,640	22,626	22,969	18,262
Credit risk exposure Non-GAAP – customers (1)	540,873	466,104	391,569	364,194	330,474
Ratios
Impaired assets to credit risk exposure	5.0%	5.0%	6.0%	6.2%	5.8%
Coverage ratio (2)	110.4%	110.6%	96.6%	102.4%	95.4%
Impairment losses	(17,113)	(17,450)	(13,370)	(12,713)	(12,338)
Losses on other financial instruments not measured at fair value (3)	-	-	-	-	-
Impairment losses on financial assets (net) (4)	(17,113)	(17,450)	(13,370)	(12,713)	(12,338)

(1) Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$540,873 million as of December 31, 2021 and guarantees and documentary credits amounting to R$47,518 million as of December 31, 2021. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

(2)	Provisions for impairment losses as a percentage of impaired assets.
(3)	Corresponds to the registration of losses of a permanent character in the realization value of bonds and securities classified as “securities available for sale” currently accounted for in “earnings on financial assets (net).”
(4)	As of December 31, 2021, 2020 and 2019, our total of impairment losses on financial instruments included R$1,191 million, R$1,577 million and R$2,055 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2017 through 2021:

Selected Credit Ratios

The following table presents our selected credit ratios, along with each component of the ratio’s calculation, as of December 31, 2021, 2020 and 2019.

The following information for Santander Brasil should be read in conjunction with, the consolidated financial statements and related notes contained elsewhere herein, as well as “Item 3. Key Information—A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

	As of December 31,
	2019	2020	2021
	(in millions of R$, except percentages)
Allowance for credit losses to total loans outstanding
Allowance for credit losses	22,626	25,640	29,723
Total loans outstanding	347,257	417,822	493,355
Credit ratio	6.52%	6.14%	6.02%
Nonaccrual loans to total loans outstanding
Total nonaccrual loans outstanding	23,426	23,176	26,923
Total loans outstanding	347,257	417,822	493,355
Credit ratio	6.75%	5.55%	5.46%
Allowance for credit losses to nonaccrual loans
Allowance for credit losses	22,626	25,640	29,723
Total nonaccrual loans outstanding	23,426	23,176	26,923
Credit ratio	96.6%	110.6%	110.4%
Net charge-offs during the period to average loans outstanding
Net charge-offs during the period	(14,705)	(15,297)	(12,904)
Average amount outstanding	324,190	394,542	471,068
Credit ratio	4.5%	3.9%	2.7%
Commercial and industrial:
Net charge-offs during the period	(5,713)	(4,617)	(5,153)
Average amount outstanding	132,372	176,750	214,286
Credit ratio	4.3%	2.6%	2.4%
Real estate:
Net charge-offs during the period	(108)	(232)	(167)
Average amount outstanding	38,107	42,368	51,883
Credit ratio	0.3%	0.5%	0.3%
Installment loans to individuals:

Net charge-offs during the period	(8,834)	(10,433)	(7,576)
Average amount outstanding	151,735	173,336	202,578
Credit ratio	5.8%	6.0%	3.7%
Lease financing:
Net charge-offs during the period	(49)	(15)	(8)
Average amount outstanding	1,975	2,089	2,321
Credit ratio	2.5%	0.7%	0.3%

Allowance for credit losses to total loans outstanding

In 2021, our allowance for credit losses to total loans outstanding credit ratio decreased by 12 basis points, from 6.14% as of December 31, 2020 to 6.02% as of December 31, 2021. This was primarily due to the growth in total loans outstanding, in particular the growth in installment loans to individuals.

In 2020, our allowance for credit losses to total loans outstanding credit ratio decreased by 38 basis points, from 6.52% as of December 31, 2019 to 6.14% as of December 31, 2020. This was primarily due to an increase in total loans outstanding.

Nonaccrual loans to total loans outstanding

In 2021, our nonaccrual loans to total loans outstanding credit ratio decreased by 9 basis points, from 5.55%% as of December 31, 2020 to 5.46% as of December 31, 2021. This was primarily due to the growth in total loans outstanding over nonaccrual loans.

In 2020, our nonaccrual loans to total loans outstanding credit ratio decreased by 120 basis points, from 6.75% as of December 31, 2019 to 5.55% as of December 31, 2020. This was primarily due to an increase of 20.3% in total loans outstanding and a decrease of 1.1% in the nonaccrual loans outstanding.

Allowance for credit losses to nonaccrual loans

In 2021, our allowance for credit losses to nonaccrual loans credit ratio decreased by 23 basis points, from 110.6% as of December 31, 2020 to 110.4% as of December 31, 2021. This was primarily due to growth in nonaccrual loans outstanding, which was greater than the increase in the allowance for credit losses.

In 2020, our allowance for credit losses to nonaccrual loans credit ratio increased by 1,405 basis points, from 96.6% as of December 31, 2019 to 110.6% as of December 31, 2020. This was primarily due to the creation of an additional provision (overlay) of R$3,200 million for potential loan losses in connection with the COVID-19 pandemic.

Net charge-offs during the period to average loans outstanding

In 2021, our net charge-offs during the period to average loans outstanding credit ratio decreased by 114 basis points, from 3.9% as of December 31, 2020 to 2.7% as of December 31, 2021. This was primarily due to an increase of 19.4% in average loans outstanding and a decrease of 15.6% in net charge-offs.

In 2020, our net charge-offs during the period to average loans outstanding credit ratio decreased by 66 basis points, from 4.5% as of December 31, 2019 to 3.9% as of December 31, 2020. This was primarily due to an increase of 21.7% in average loans outstanding, which was greater than the growth in net charge-offs.

Commercial and Industrial Loans

In 2021, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans decreased by 19 basis points, from 2.6% as of December 31, 2020 to 2.4% as of December 31, 2021. This was primarily due to an increase of 21.5% in average loans outstanding, which was greater than the growth in net charge-offs.

In 2020, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans decreased by 170 basis points, from 4.3% as of December 31, 2019 to 2.6% as of December 31, 2020. This was primarily due to an increase of 33.5% in average loans outstanding and a decrease of 19.2% in net charge-offs.

Real Estate Loans

In 2021, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans decreased by 23 basis points, from 0.5% as of December 31, 2020 to 0.3% as of December 31, 2021. This was primarily due to an increase of 22.5% in average loans outstanding and a decrease of 28.0% in net charge-offs.

In 2020, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans increased by 26 basis points, from 0.3% as of December 31, 2019 to 0.5% as of December 31, 2020. This was primarily due to the growth in net charge-offs, which was greater than the average loans outstanding in the period.

Installment Loans to Individuals

In 2021, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans decreased by 229 basis points, from 6.0% as of December 31, 2020 to 3.7% as of December 31, 2021. This was primarily due to an increase of 16.9% in average loans outstanding and a decrease of 27.4% in net charge-offs.

In 2020, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individuals increased by 197 basis points, from 5.8% as of December 31, 2019 to 6.0% as of December 31, 2020. This was primarily due to growth in net charge-offs over average loans outstanding.

Lease Financing Loans

In 2021, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans decreased by 36 basis points, from 0.7% as of December 31, 2020 to 0.3% as of December 31, 2021. This was primarily due to an increase of 11.1% in average loans outstanding and a decrease of 46.7% in net charge-offs.

In 2020, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans decreased by 178 basis points, from 2.5% as of December 31, 2019 to 0.7% as of December 31, 2020. This was primarily due to an increase of 5.8% in average loans outstanding and a decrease of 69.4% in net charge-offs.

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V., or “Sterrebeeck,” and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of December 31, 2021, Santander Spain held, directly and indirectly, 89.53% of our voting stock.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS:

	Activity	Country of Incorporation	Ownership Interest

Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A. (1)
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Credit Recovery Services	Brazil	100.00%
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Holding	Brazil	100.00%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%
146

Santander Holding Imobiliária S.A. (current name of Webcasas S.A.)	Holding	Brazil	100.00%
F1RST Tecnologia e Inovação Ltda.	Technology	Brazil	100.00%
Rojo Entretenimento S.A.	Other Activities	Brazil	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	Brazil	100.00%
BEN Benefícios e Serviços S.A.	Other Activities	Brazil	100.00%
Esfera Fidelidade S.A.	Other Activities	Brazil	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Technology	Brazil	80.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	Brazil	100.00%
SX Negócios Ltda.	Other Activities	Brazil	100.00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos S.A.)
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	Credit Recovery Services	Brazil	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Credit Recovery Services	Brazil	100.00%
Controlled by Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)
Return Gestão de Recursos S.A. (current name of Gestora de Investimentos Ipanema S.A.)	Asset Management	Brazil	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Savings and annuities	Brazil	100.00%
Evidence Previdência S.A.	Social Securities	Brazil	100.00%
Controlled by Aymoré Crédito, Financiamento e Investimento S.A.
Banco PSA Finance Brasil S.A.	Bank	Brazil	50.00%
Banco Hyundai Capital Brasil S.A. (current name of BHJV Assessoria e Consultoria Empresarial Ltda.)	Bank	Brazil	50.00%
Solutions 4 Fleet.	Other Activities	Brazil	80.00%
Controlled by Santander Leasing S.A. Arrendamento Mercantil
Banco Bandepe S.A.	Bank	Brazil	100.00%
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	Brazil	100.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos de Valores Mobiliários Ltda.	Broker	Brazil	60.00%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Broker	Brazil	100.00%
Controlled by Sancap
147

Santander Auto S.A.	Other Activities	Brazil	50.00%
Consolidated Investment Funds
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Paraty QIF PLC (2)	Investment Fund	Brazil	(a)
Santander FI Hedge Strategies Fund (2)	Investment Fund	Brazil	(a)
BRL V - Fundo de Investimento Imobiliário-FII	Real Estate Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	Brazil	(a)
Atual – Fundo de Investimento Multimercado Credito Privado Investimento no Exterior	Investment Fund	Brazil	(a)
Verbena FCVS - Fundo de Investimento em Direitos Creditórios	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)

(a)	Company to which we are exposed or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 - Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.
(1)	This table reflects the Spin-Off of Getnet. For additional information on the Spin-Off, see “—A. History and Development of the Company—The Getnet Spin-Off” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	Santander Brasil, through its subsidiaries, holds the risks and benefits of Santander Paraty QIF PLC and the sub-fund Santander FI Hedge Strategies Fund, both of which are based in Ireland and since August 2016 are fully consolidated into Santander Brasil’s financial statements. Santander Paraty QIF PLC does not hold any investments itself, acting instead through Santander FI Hedge Strategies Fund.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 385 properties for the activities of our banking network and rent 1,719 properties for the same purpose. Furthermore, in 2014, we transferred our operation to a new data center located in Campinas, which also is an owned property. For further information about the location of our branches, see “—B. Business Overview—Service Channels—Physical Distribution Network.” Our headquarters are located at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK, Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Financial Presentation

We have prepared our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 in accordance with IFRS, as issued by the IASB and interpretations issued by the IFRS Interpretation Committee. See “Presentation of Financial and Other Information” for additional information.

The Getnet Spin-Off

We completed the Spin-Off of our merchant acquiring business, conducted through Getnet and its consolidated subsidiaries, on October 26, 2021. As a result of the Spin-Off, Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and we stopped consolidating Getnet within our results of operations on March 31, 2021.

Furthermore, on April 15, 2021, we entered into a partnership agreement with Getnet, or the “Getnet Partnership Agreement,” which provides a framework for our relationship with Getnet following the Spin-Off.

For additional information on the Spin-Off, see “Item 4. Information on the Company–A. History and Development of the Company–The Getnet Spin-Off” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

Principal Factors Affecting Our Financial Condition and Results of Operations

Impact of COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safeguard the health and safety of our personnel. See “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information—3D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.”

Brazilian Macroeconomic Environment

Overview

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil, which has been severely affected by the COVID-19 pandemic. While Brazilian GDP grew in 2021, due in part to Brazil’s ongoing vaccination program and the lifting of certain restrictions, as set out under “—Impact of COVID-19” below, we cannot assure you that this trend will continue. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	As of and For the Year Ended December 31,
	2021	2020	2019
GDP growth(1)	4.6%	(4.1%)	1.2%
CDI Rate	4.4%	2.1%	6.0%
TJLP	5.3%	4.6%	5.6%
SELIC rate	9.25%	2.0%	4.5%
Selling exchange rate (at period end) R$ per U.S.$1.00	5.58	5.20	4.03
Decrease (increase) in real rate against the U.S. dollar	7.4%	28.9%	4.0%
Average exchange rate R$ per U.S.$1.00(2)	5.40	5.16	3.94
Inflation (IGP-M)	17.8%	23.1%	7.3%
Inflation (IPCA)	10.06%	4.5%	4.3%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	GDP growth for 2021 is based on Santander Brasil’s internal estimates. For 2020 the source is the IBGE’s revised series.
(2)	Average of the selling exchange rate for the business days during the period.

General economic stability in Brazil following the onset of the global financial crisis in 2009 allowed the Brazilian Central Bank to continue its policy of reducing interest rates. Due to inflation and other general macroeconomic concerns, the Brazilian Central Bank began increasing interest rates, with the SELIC, a benchmark interest rate, reaching 10.00% at the end of December 31, 2013, 11.75% at the end of December 31, 2014 and 14.25% at the end of December 31, 2015. The Brazilian Central Bank reduced interest rates between 2015 and early 2021, with the SELIC reaching 13.75% as of December 31, 2016, 7.00% as of December 31, 2017, 6.50% as of December 31, 2018, 4.50% as of December 31, 2019 and 2.0% as of December 31, 2020. In 2021, in response to the widespread inflationary pressures derived from supply shocks, the Brazilian Central Bank started to withdraw most of the monetary stimulus it had put in place to deal with the adverse macroeconomic effects of the COVID-19 pandemic and it has increased the SELIC rate to 10.75% p.a. as of the date of this annual report..

The lack of progress on structural reforms and a continued lax fiscal policy have increased uncertainty regarding the future level of Brazil’s already high public. This has resulted in a significant risk premium, a depreciation of the real and volatility in financial asset prices. Brazil’s economy has been severely affected by the COVID-19 pandemic starting in 2020. Brazilian GDP recovered to an extent in 2021, in part as a result of Brazil’s ongoing vaccination program and the relaxation of certain restrictions allowing a progressive resumption of economic activities, as set out under “—Impact of COVID-19” below, but considerable uncertainty remains as to the duration and severity of the COVID-19 pandemic and its economic effects. Combined with the emergence of new variants and the continuing limitations to the normal working of activities has led to a slow recovery cycle.

Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may adversely affect our business, financial conditions and results of operations. Any aggravation in the COVID-19 pandemic increases the chance of a deterioration in the outlook for the Brazilian macroeconomic environment.

Impact of COVID-19 on the Brazilian Economy

The Brazilian economy was severely affected by the COVID-19 pandemic and ensuring economic crisis in 2020. The social distancing measures adopted during the first months of the COVID-19 outbreak reduced consumption and resulted in a sharp decrease in gross domestic product in the first half of 2020. In order to mitigate the effects of the pandemic in the economy, the Brazilian government adopted monetary and fiscal measures. On the monetary front, the Brazilian Central Bank reduced the basic interest rates and announced measures to provide liquidity to the system. On the fiscal front, the Brazilian government provided a fiscal package that included financial aid for households, companies and regional governments, and expenditure on public healthcare. The economic measures along with the reopening of the economy in the third quarter of 2020 allowed the Brazilian economy to recover to an extent, although it remained 4% below the pre-crisis level. The recovery trend continued in 2021, with a relatively positive performance of the Brazilian GDP in the first quarter of 2021. In order to support private consumption, the Brazilian federal government has continued to grant allowances to more economically vulnerable citizens, although the emergency program has become more restricted, with reductions in the amount of money spent. Despite these adjustments, this fiscal support has led to a sharp increase in the fiscal deficit and public debt. Progress on structural reforms of the Brazilian economy has also been slow. As a result, financial markets have become increasingly concerned by Brazil’s high and increasing government indebtedness, as evidenced by the fact that the Brazilian five year credit default swaps to climb to 208 basis points as of December

31, 2021 from 145 basis points as of December 31, 2020 and the depreciation of the real from R$5.20 per U.S.$1.00 as of December 31, 2020 to R$5.58 per U.S.$1.00 in as of December 31, 2021.

Interest Rates

An increase in the SELIC rate may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers. Conversely, a decrease in the SELIC rate may have a positive impact on our operations by promoting volume growth, even though it may also create pressure on asset-side spreads, while liability spreads should remain stable or even improve.

The following table presents the low, high, average and period-end SELIC rate since 2016, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2016	13.75	14.25	14.15	13.75
2017	7.00	13.75	9.83	7.00
2018	6.50	7.00	6.75	6.50
2019	4.50	6.50	6.13	4.50
2020	2.00	4.50	2.81	2.00
2021	2.00	9.25	4.81	9.25
2022 (through February 22, 2022)	9.25	10.75	9.86	10.75

(1)	Highest month-end rate.
(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2021, a 100-basis point increase in the yield curve would have resulted in R$ 553 million decline in the net interest income over a one-year period.

Credit Volume and Quality in Brazil

In 2019, the ratio of nonperforming loans to individuals reached 3.5% and the household debt burden reached 23.9% of household income. In 2020, outstanding credit increased 15.6% as a result of credit support programs put in place by the Brazilian government to mitigate the impact of the COVID-19 pandemic, which resulted in a ratio of nonperforming loans of 2.8% in 2021, while further increasing the household debt burden to 24.4% of household income. In 2021, given the extension of some government support programs and the relaxation in certain mobility restrictions which enabled certain businesses to resume their activities, the volume of outstanding credit continued to expand and grew 16.5% in the period. Nevertheless, given the high unemployment rate and increasing inflation, household’ income did not improve substantially, which kept both the ratio of nonperforming loans to individuals and the household debt burden on an upward trend (from January to October 2021, the former climbed to 3.0% and the latter reached 27.9% of household income).

	2021	2020	2019
	(in billions of R$)
Total Credit Outstanding (*)	4,684	3,261	3,471
Earmarked credit	1,881	1,500	1,465
Non-earmarked based credit	2,803	1,761	2,006
of which:
Corporate	1,291	814	905
Individuals (retail)	1,513	948	1,101

(*) Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2021, we recorded foreign exchange exposure of R$117,400 million, foreign exchange exposure of R$ (124,437) million in 2020 and foreign exchange exposure of R$11,208 million in 2019. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).”, for further information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2021, 2020 and 2019—Results of Operations—Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. During 2016, the real appreciated 17% against the U.S. dollar as a result of improved macroeconomic conditions in Brazil. On December 31, 2016, the exchange rate was R$3.26 per U.S.$1.00. In 2017 the real remained relatively stable against the U.S. dollar, with a small depreciation of 1.5% to R$3.31 per U.S.$1.00 as of December 31, 2017. The real depreciated further against the U.S. dollar throughout 2018, with a depreciation of 17%, On December 31, 2018, the exchange rate was R$3.87 per U.S.$1.00. In 2019, the real continued to depreciate against the U.S. dollar and as of December 31, 2019, it was at R$4.03 per U.S.$1.00. In 2020, the real continued to depreciate, and as of December 31, 2020 it was at R$5.20 per U.S.$1.00. In 2021, the real has continued to weaken against the U.S. dollar due to the COVID-19 pandemic. As of December 31, 2021, the exchange rate was R$5.58 per U.S.$1.00. In 2022 through the date of this annual report, the real appreciated against the U.S. dollar as a result of changes in asset allocation globally as well as increases in Brazilian interest rates. As of February 22, 2022, the exchange rate was R$5.06 per U.S.$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets, and prompted the adoption of recessionary policies by the Brazilian government, Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign-currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency balance of payments, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Inflation

In recent years, inflation had been oscillating around the target, which is set by the CMN, but recent inflationary pressures shocks have pushed Brazil’s inflation rate above the CMN’s target the last couple of years. From 2005 to 2018, the targeted level was 4.5%, with a tolerance interval of 2.0 percentage points that prevailed until 2016 – since then the tolerance band has been narrowed to 1.5 percentage point. In addition, the targeted set for 2019 by the CMN was lowered to 4.25% and additional 0.25 percentage point decreases were defined for the targets until 2024, when the goal will be 3.00%.

Between 2012 and 2014, inflation ranged from 5.8% to 6.4%, i.e., it was close to the top of the fluctuation range in the Brazilian Central Bank’s inflation targeting range. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%. In 2017, inflation fell substantially as a result of the consistent efforts of the Brazilian Central Bank to reduce the inflation rate, ending the year at 2.95%. As a result, the Brazilian Central Bank was required to send a letter to the CMN explaining the reasons for not meeting the target in which the Brazilian Central Bank explained that it expected that the monetary easing undertaken in 2018 would make the actual inflation rate converge toward the target. In 2018 the inflation increased to 3.75%, thus reinforcing the efficiency of the monetary policy in Brazil. In 2019, as a result of temporary price shocks affecting edible items, inflation ended the year slightly above the targeted level, at 4.31%. In 2020, inflation increased to 4.5%. In 2021, inflation continued to accelerate and reached 10.06% at the end of the year, as a result of several shocks that ranged from problems in global supply chains – which increased prices at the wholesale level – to climate setbacks – which hit energy and foodstuff prices –, as well as continued depreciation of the Brazilian real. Hence, as happened in the beginning of 2018, the Brazilian monetary authority sent a letter to the CMN explaining why it failed to meet the inflation target and what are the actions to be implemented in order to ensure that inflation will converge to the targeted levels in the coming years.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that, in 2021, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$553 million. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA and IGPM. For example, considering the amounts in 2021, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$90 million and R$83 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the results of operations of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our results of operations by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2021	As of December 31, 2020	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	25.00%	27.50%	Loans	Cap rate: 7.5% p.a.
Microcredit loans(2)	2.00%	2.00%	Loans	Cap rate: 4.0% p.m.
Reserve requirements(3)	21.00%	21.00%	Cash	Zero
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	52.00%	49.50%

Savings Accounts
Mortgage loans	65.00%	65.00%	Loans	Cap rate (SFH): TR + 12.0% p.a.
Reserve requirements(2)	20.00%	20.00%	Cash	TR + 6.17% or TR + 70.00% of the target SELIC
Additional reserve requirements	0.00%	0.00	Cash	n/a
Free funding(4)	15.00%	15.00%

Time deposits
Reserve requirements(3)	20.00%	17.00%	Cash	SELIC
In cash or other instruments	0.00%	0.00%	Cash or other instruments	n/a
In cash	0.00%	0.00%	Cash	n/a
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	80.00%	83.00%

(1)	Rural credits are credits granted to farmers in the amount R$13.6 billion on December 31, 2021 and December 31, 2020, respectively.
(2)	Microcredit is a credit granted to very small businesses, with an open position of R$1.3 billion on December 31, 2021 and December 31, 2020, respectively.
(3)	Deductions can be applied on reserve requirements. The Brazilian Central Bank details the rules to apply any deduction in Circular Nos, 3,917, 3,975 and 145.
(4)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulation—Taxation.”

Hedging in Foreign Investments

We operate two foreign branches, one in the Cayman Islands, and another one in Luxembourg. We previously operated an independent wholly-owned subsidiary in Spain, named Santander Brasil Estabelecimiento Financiero de Credito, EFC, which we used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, Law No. 14,031, dated July 28, 2020, set that, from January 2021 until December 2021 50% of the foreign exchange variation of the portion of investments abroad that are subject to hedge must be computed in the determination of real profits and in the calculation of the taxable base of the social contribution over net income (Contribuição Social Sobre o Lucro Líquido), or “CSLL,” of an investing legal entity domiciled in Brazil. From January 2022, the foreign exchange variation of investments abroad is fully computed in the basis of the IRPJ and the CSLL. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our audited consolidated financial statements included elsewhere in this annual report. Santander EFC was operational from 2012 until 2020, when we approved its liquidation. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Foreign Subsidiary.”

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2021, 2020 and 2019, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

	2021	2020	2019
	(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	4.0%	4.3%	4.8%
Discount rate(3)	12.3%	12.4%	12.5%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(2)	The growth rate is calculated based on a real growth rate of 1% p.a. plus annual long-term inflation in 2021.
(3)	The discount rate is calculated based on the capital asset pricing model. The discount rate before tax is 18.77% in 2021, 19.56% in 2020 and 17.88% in 2019.
(*)	The recoverability test was performed during the second half of 2021. Goodwill is tested for impairment on an annual basis or whenever there is any indication of a potential impairment. At the end of each year, a qualitative assessment is carried out in order to check the existence of signs of impairment. For the years 2021, 2020 and 2019, no indication of impairment was identified.

We performed a sensitivity test in the goodwill impairment analysis considering the main assumptions that could reasonably be expected to possibly change, as required by the IFRS. Accordingly, we applied such a test considering the discount rate and perpetuity growth rate as the main assumption subject to reasonably possible change and we did not identify any impairment to goodwill.

Other Factors Affecting the Comparability of Our Results of Operations

In addition, our results of operations have been influenced and will continue to be influenced by:

●	The Spin-Off of Getnet, as described under “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Financial Presentation—The Getnet Spin-Off”; and
●	the other transactions and developments discussed under “Item 4. Information on the Company—A. History and Development of the Company—Important Events” and note 3, to our audited consolidated financial statements included elsewhere in this annual report.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

General

Our main accounting policies are described in note 2 to our audited consolidated financial statements. The following discussion describes areas that require use of certain critical accounting estimates and the exercise of judgement regarding matters that are inherently uncertain and that impact our financial condition and results of operations. In this regard, if management decides to change these estimates, or apply such estimates for different durations a material impact on our financial condition and results of operations could result.

Management bases its estimates and judgments on historical experience and on various other factors and circumstances, which are believed to be reasonable. Actual results may differ from these estimates if assumptions and conditions change. Any judgments or changes in assumptions are submitted to the audit committee and to our regulatory authorities and are disclosed in the related notes to our audited consolidated financial statements, included elsewhere in this annual report.

Fair Value of Financial Instruments

We record a financial asset as measured at (i) fair value through profit or loss, (ii) fair value through other comprehensive income or (iii) amortized cost. In general, financial liabilities are measured at amortized cost. Exceptions include financial liabilities measured at: (i) fair value through profit or loss, (ii) other financial liabilities at fair value through profit or loss and (iii) financial liabilities designated as hedge items (or hedging instruments) measured at fair value. See “Item 3. Key Information—A. Selected Financial Data—Balance Sheet Data.”

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

We use derivative financial instruments for both trading and non-trading activities. The main types of derivatives used are interest rate swaps, options and future rate agreements; foreign exchange forwards, futures, options, and swaps; cross-currency swaps; equity index futures; and equity options and swaps. The fair value of exchange-traded derivatives is calculated based on published price quotations. The fair value of over-the-counter derivatives is calculated as the sum of expected future cash flows arising from the instrument, discounted to the (“present value” or “theoretical close”) at the date fair value is measured using techniques commonly applied by financial markets as follows:

●	The present value method is used for financial instruments permitting static hedging (principally, forwards and swaps), loans and advances. This method uses expected future cash flows that are discounted through interest rate curves of the applicable currencies. These interest rate curves are generally observable market data.
155

●	The Black-Scholes model is used to value financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.
●	The present value method and the Black-Scholes model are used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors. Main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.
●	Dynamic models similar to those used in measuring of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives). In the case of non-linear instruments, if the portfolio is exposed to credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit for credit derivatives are quoted credit risk spreads, and the correlation between quoted credit derivatives of various issuers.
●	The determination of fair value requires us to make certain estimates and assumptions. If quoted market prices are unavailable, fair value is then calculated using widely accepted pricing models that consider contractual terms and prices of the underlying financial instruments, yield curves, observable market data and other relevant factors. The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

See note 2e (i) to our audited consolidated financial statements included elsewhere in this annual report for additional information on valuation techniques, details on our modeled main assumptions and estimates and a sensitivity analysis for the valuation of financial instruments to those changes in main assumptions and estimates and note 46.c.8 of our consolidated financial statements for a sensitivity analysis relating to the valuation of financial instruments to those changes in main assumptions.

Impairment Losses on Financial Assets

Definition

A financial asset is considered impaired when there is objective evidence that shows events have occurred which:

●	give rise to an adverse impact on future cash flows estimated at the transaction date, in the case of debt instruments (loans and debt securities);
●	for equity instruments, their carrying amount may not be fully recovered;
●	arise from the violation of terms of loans; and
●	during the bankruptcy process.

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

In estimating the future cash flows of debt instruments, the following factors are taken into account:

●	all amounts that are expected to be obtained over the remaining life of the instrument, (such as provided guarantees);
●	impairment loss considers the likelihood of collecting accrued interest receivable;
●	various types of risk to which each instrument is subject;
●	circumstances in which collections will foreseeably be made; and
●	that cash flows are subsequently discounted using the instrument’s effective interest rate.

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

Impairment loss is calculated using statistical models that consider the following factors:

●	Exposure at Default or “EAD” is the amount of risk exposure at the date of default by the counterparty. In accordance with IFRS, the exposure at default used for this calculation is also the current exposure, as reported in the balance sheets.
157

●	Probability of Default or (“PD”) is the probability of the borrower failing to meet its principal and/or interest payment obligations, PD is measured using an annual time horizon to quantify the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).
●	Loss Given Default, or (“LGD,”) is the loss arising in the event of default, LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.
●	Loss Identification Period, or (“LIP,”) is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill in 2021, 2020 and 2019 was identified.

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

Evaluation for impairment includes both quantitative and qualitative information. For debt securities, such information includes actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may not pay amounts when due. Equity securities are impaired when management believes that, based on a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered, “Significant” and “prolonged” are interpreted on a case-by-case basis for specific equity securities.

Upon the impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of property, plant and equipment in 2021, 2020 and 2019 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements included elsewhere in this annual report).

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

Main Definitions:

●	The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.
●	Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.
●	The sponsoring entity may recognize the plan’s assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.
●	Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments due to experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.
●	Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.
●	The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in the income statement within “Interest expense and similar charges” and “Provisions (net).”

The defined benefit plans are recorded based on an actuarial study, and conducted by an external consultant, at the end of each year to therein be effective for the subsequent period.

Revised Accounting Treatment of Certain Energy Contracts

In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts.

To improve comparability, the amounts of principal of energy trading transactions recorded in equity accounts were deducted from “Derivatives—Forward and Other Contracts” in amounts of R$2,623.1 million and R$1,624.8 million as of December 31, 2020 and 2019, respectively. These deductions had a corresponding impact on our total assets and liabilities as of December 31, 2020 and 2019 as well as on "Financial assets measured at fair value in profit or loss held for trading" and "Financial liabilities measured at fair value in Income Held for Trading" in the statement of cash flows for the years ended December 31, 2020 and 2019. There was no change in the balance of stockholders' equity or income. The financial information as of and for the years ended December 31, 2020 and 2019 presented in this annual report already reflects the aforementioned adjustments. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.

New Accounting Standards

The new IFRS standards effective after January 1, 2022 are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note 1 to our audited consolidated financial statements included elsewhere in this annual report.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2021 were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2021, 2020 and 2019

Executive Summary – Santander Brasil Results at a glance

Total Income amounted to R$63,926 million in 2021, an increase of 32.5% in comparison with the year ended December 31, 2020, primarily due to the effects of the hedge for investment abroad, which had a significant impact in 2020 due to the exchange rate variation and the growth of the net interest income due to the increase in the volume of the credit portfolio, as a result of greater commercial activity supported by the growth of loyal customers and new acquisitions. Excluding the effects of the hedge for investment abroad, our growth in total income would be R$2,102 million an increase of 3.4% over the year ended December 31, 2020. Total income excluding the effects of the hedge for investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Consolidated Net Income for 2021 totaled R$15,559 million, in the year ended December 31, 2021, an increase of 15.7% over the year ended December 31, 2020, mainly due to the increase in net interest income, due to higher transactionality, and the performance of gains/losses on financial assets and liabilities (net) and net interest income.

 Loan Portfolio to customers amounted R$493 billion as of December 2021, an increase of 18.1% compared to December 31, 2020, mainly due to the increase in loans to commercial and industrial, and individual portfolios.

Credit Quality remains at reasonable levels and supports our growth, Impaired assets to credit risk ratio was 5.0% for the year ended December 31, 2021, a 0.3 p.p. decrease as compared the previous year. Coverage ratio was 110.4% in the year ended December 31, 2021, a 0.2 p.p. increase from 110.6% the year ended December 31, 2020. Our Basel Capital adequacy ratio was 14.9% in the year ended December 31, 2021, a decrease of 0.3% compared to the year ended December 31, 2020.

Deposits from Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 2.2% reaching R$ 590 billion in 2021.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2021, 2020 and 2019:

	For the Year Ended December 31,
	2021	2020	2019	% Change 2021/2020	% Change 2020/2019
	(in millions of R$, except percentages)
Net interest income	51,318	44,443	44,321	15.5	0.3
Income from equity instruments	90	34	19	166.8	78.9
Income from companies accounted for by the equity method	144	112	149	28.4	(24.8)
Net fee and commission income (expense)	15,273	16,228	15,713	(5.9)	3.3
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(1,781)	(11,703)	(326)	(84.8)	3,489.9
Other operating income (expenses) (net)	(1,119)	(873)	(1,108)	28.2	(21.2)
Total income	63,926	48,242	58,769	32.5	(17.9)
Administrative expenses	(17,316)	(17,115)	(16,942)	1.2	1.0
Depreciation and amortization	(2,434)	(2,579)	(2,392)	(5.6)	7.8
Provisions (net)	(2,179)	(1,657)	(3,682)	31.6	(55.0)
Impairment losses on financial assets (net)	(17,113)	(17,450)	(13,370)	(1.9)	30.5
Impairment losses on other assets (net)	(166)	(85)	(131)	95.3	(35.4)
Other non-financial gains (losses)	33	308	20	(89.5)	1,404.1
Operating income before tax	24,750	9,664	22,273	156.1	(56.6)
Income taxes	(9,191)	3,787	(5,642)	(342.7)	(167.1)
Consolidated net income for the year	15,559	13,451	16,631	15.7	(19.1)

Consolidated Net Income for the Year

Our consolidated net income for the year ended December 31, 2021, was R$15,559 million, an increase of R$2,108 million, or 15.7%, as compared to our consolidated net income of R$13,451 million for the year ended December 31, 2020, as a result of an increase in net interest income of R$6,875 million, or 15.5%, to R$51,318 million in the year ended December 31, 2021 from R$44,443 million in the year December 31, 2020 to driven by our credit portfolio.

Our consolidated net income for the year ended December 31, 2020 was R$13,451 million, a decrease of R$3,180 million, or 19.1%, as compared to our consolidated net income of R$16,631 million for the year ended December 31, 2019 as a result of an increase of R$4,080 in impairment losses on financial assets (net) mainly due to the global COVID-19 pandemic that resulted in a R$3,200 million additional allowance for potential loan losses. This was partially offset by the growth of the credit portfolio.

Net Interest Income

Net interest income for the year ended December 31, 2021, was R$51,318 million, a 15.5% or R$6,875 million increase from R$44,443 million for the year ended December 31, 2020. This increase was mainly due to a 15.7% increase in our credit portfolio driven by our Commercial Banking unit.

Average total earning assets in 2021 were R$843.2 billion, a 12.4% or R$93.2 billion increase from R$750.1 billion in 2020. The principal drivers were an increase of R$76.8 billion, or 20.0%, in the average of loans and advance to customers and an R$21.3 billion increase in average of debt instruments. Net yield (net interest income divided by average earning assets) was 5.86% in 2021 compared to 5.93% in 2020, a decrease of 0.07 p.p.

Average total interest-bearing liabilities in 2021 were R$647.7 billion, a 13.0% or R$74.3 billion increase from R$573.4 billion in 2020. The main driver of this growth was an increase of R$40.1 billion in Customers deposits and R$37.4 billion in deposits from the Brazilian Central Bank and deposits from credit institutions, as a result of a shift in investor preferences toward more stable instruments.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 4.8% in 2021, mainly due to the increase in the SELIC rate during the year ended December 31, 2021, from 2.0% as of December 31, 2020 and 9.25% as of December 31, 2021.

Net interest income for the year ended December 31, 2020, was R$44,443 million, a 0.3% or R$122 million increase from R$44,321 million for the year ended December 31, 2019. This increase was mainly due to a 20.3% increase in our credit portfolio driven by our global wholesale banking segment.

Average total earning assets in 2020 were R$750.1 billion, a 14.5% or R$94.9 billion increase from R$655.2 billion in 2019, The principal drivers were an increase of R$61.2 billion, or 18.9%, in the average of loans and advance to customers and an R$24.8 billion increase in average of debt instruments. Net yield (the net interest income divided by average earning assets) was 5.9% in 2020 compared to 6.8% in 2019, a decrease of 0.8 p.p.

Net yield (net interest income divided by average earning assets) was 5.9% in 2020 compared to 6.8% in 2019, a decrease of 0.8 p.p.

Average total interest-bearing liabilities in 2020 were R$573.4 billion, a 16.7% or R$82.2 billion, increase from R$491.2 billion in 2019. The main driver of this growth was an increase of R$76.3 billion in customer deposits, given the shift in investor assets toward more stable instruments.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 5.2% in 2020, mainly due to lower share of our Commercial Banking segment in our total results and the effect of the reduction in the SELIC interest rate in the year ended December 31, 2020 from 4.5% as of December 31, 2019 to 2.0% as of December 31, 2020.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2021, totaled R$90 million, a R$56 million increase from R$34 million for the year ended December 31, 2020, mainly due to higher dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior, as a result of gains in the equities positions towards derivatives hedge, R$84.8 million.

Income from equity instruments for the year ended December 31, 2020, totaled R$34 million, a R$15 million increase from R$19 million for the year ended December 31, 2019, mainly due to higher dividend gains from the Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior as a result of gains in the equities positions towards derivatives hedge.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2021 was R$144 million, a R$32 million increase from R$112 million for the year ended December 31, 2020, mainly due to an increase of R$23.5 million in the results of operations of Tecban (Tecnologia Bancária S.A.), and an increase of R$7.0 million in the results of operations of Webmotors S.A., both jointly-controlled companies.

Income from companies accounted for by the equity method for the year ended December 31, 2020 was R$112 million, a R$37 million decrease from R$149 million for the year ended December 31, 2019, mainly due to a decrease of R$33 million in the results of operations of Banco RCI Brasil S.A. and a decrease of R$8 million in the results of operations of Gestora de Inteligência de Crédito, both jointly-controlled company. These results were partially offset by an increase of R$10 million in the results of operations of Tecban (Tecnologia Bancária S.A.), a jointly-controlled company.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2021, reached R$15,273 million, a 5.9% or R$956 million decrease compared to R$16,229 million for the year ended December 31, 2020, impacted mainly due to decrease of credit and debit cards, due to the higher card issuance costs as a result of the growth of the business and the impact of the Spin-Off of Getnet. This was partially offset by the growth of insurance, capitalization, asset management and pension funds.

Net fee and commission income for the year ended December 31, 2020 reached R$16,229 million, a 3.3% or R$515 million increase compared to R$15,713 million for the year ended December 31, 2019, impacted mainly due to the increase in (i) trade finance, (ii) insurance and capitalization and (iii) credit and debit cards.

Net fees and commissions from trade finance totaled R$1,758 million for the year ended December 31, 2021, an increase of 1.0% compared to the year ended December 31, 2020.

Net fees and commissions from trade finance totaled R$1,740 million for the year ended December 31, 2020, an increase of 32.1% compared to the year ended December 31, 2019, This increase was mainly a result of higher demand for this service during the COVID-19 pandemic and the effects of variations in exchange rates.

Net fees and commissions from insurance and capitalization totaled R$4,311 million for the year ended December 31, 2021, an increase of 12.5% compared to the year ended December 31, 2020. This increase was mainly a result of an increase in our credit life insurance portfolio.

Net fees and commissions from insurance and capitalization totaled R$3,831 million for the year ended December 31, 2020, a 6.8% increase compared to the year ended December 31, 2019, For the year ended December 31, 2019, the net fees and commissions from insurance and capitalization totaled R$3,586 million, a 13.2% increase compared to the year ended December 31, 2018. The performance in both periods was primarily driven by increases in our portfolio of credit life insurance.

Net fees and commissions from credit and debit cards totaled R$3,666 million for the year ended December 31, 2021, a decrease of 28.8% compared to the year ended December 31, 2020. This decrease was mainly a result of the Spin-Off of Getnet.

Net fees and commissions from credit and debit cards totaled R$5,151 million for the year ended December 31, 2020, an increase of 3.3% compared to the year ended December 31, 2019, This increase was mainly due to a recovery of transaction volumes in the second half of 2020, despite the reduction in volume during the first half of 2020.

The following table reflects the breakdown of net fee and commission income for the years ended December 31, 2021, 2020 and 2019:

	For the Year Ended December 31
	2021	2020	2019	% Change 2021/2020	% Change 2020/2019
		(in millions of R$, except percentages)
Current account services	3,549	3,716	4,051	(4.5)	(8.3)
Collection and payment services	1,626	1,459	1,313	11.4	11.1
Insurance and capitalization	4,311	3,831	3,586	12.5	6.8
Asset Management and pension funds	1,418	1,114	1,434	27.3	(22.3)
Credit and debit cards	3,666	5,151	4,986	(28.8)	3.3
Capital markets	1,053	858	1,211	22.8	(29.2)
Trade finance	1,758	1,740	1,317	1.0	32.1
Tax on services	(712)	(678)	(622)	5.1	8.9
Others	(1,396)	(964)	(1,562)	44.8	38.2
Total	15,273	16,229	15,713	(5.9)	3.3

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2021, were losses of R$1,781 million, a gain of R$9,922 million over the losses of R$11,703 million for the year ended December 31, 2020. This variation is mainly due to greater exposure to operations in Cayman and Luxembourg and unfavorable exchange rate variation in 2020. In 2021, there was a combination of lower exchange rate variation and the end of overhedge operations due to the change in taxation. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) were gains of R$731 million for the year ended December 31, 2021, a R$1,149 million, increase from gains of R$1,880 million compared to the year ended December 31, 2020, mainly due to the positive results in our derivative position.

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

The following table presents our gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net) for the periods indicated,

	For the Year Ended December 31
	2021	2020	2019	% Change 2021/2020	% Change 2020/2019
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1,781)	(11,703)	(326)	(84.8)	3,489.9
Effects of the hedge for investment held abroad	2,512	13,583	1,264	(81.5)	974.4
Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding Hedge Impact (1)	731	1,880	938	(61.1)	100.4

(1)	Gains/losses on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2021 were expenses of R$1,119 million, an increase of R$246 million compared to expenses of R$873 million for the year ended December 31, 2020, mainly due to the lower result of our expenses with Benefit Guarantor Fund – FGB (Fundo Garantidor de Crédito) pension plan and higher FGC (Fundo Garantidor de Crédito) expenses given the increase in the balance of deposits from R$436 million to R$478 million, which was primarily due to the increase in consumption of products covered by the FGC. For the year ended December 31, 2020, other operating income/expenses were expenses of R$873 million, compared to expenses of R$1,108 million for the year ended December 31, 2019.

Administrative Expenses

Administrative expenses for the year ended December 31, 2021, were R$17,316 million, a R$ 202 million increases compared to expenses of R$17,115 million for the year ended December 31, 2020, mainly due wages and salaries, and technology and system due to the growth of the business. For the year ended December 31, 2020, our administrative expenses of R$17,115 million reflected a R$173 million increase compared to administrative expenses of R$16,942 million for the year ended December 31, 2019, mainly as a result of higher expenses with technology and systems.

Personnel expenses increased R$154 million for the year ended December 31, 2021, primarily resulting from higher employee wages and salaries, deriving from the collective bargaining agreement applied to the Company's salary base since September 2021. In the year ended December 31, 2020, our personnel expenses decreased R$456 million (compared to the year ended December 31, 2019). This performance can be attributed to primarily resulting from lower employee wages and salaries, benefits, and share-based compensation.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019	% Change 2021/2020	% Change 2020/2019
	(in millions of R$, except percentages)
Wages and salaries	5,905	5,731	5,876	3.0	(2.5)
Social security costs	1,153	1,222	1,277	(5.7)	(4.3)
Benefits	1,435	1,390	1,491	3.2	(6.8)
Training	55	49	66	11.9	(25.9)
Other personnel expenses	477	479	617	(0.4)	(22.3)
Total	9,026	8,871	9,328	1.7	(4.9)

Other administrative expenses increased R$47 million to R$8,291 million for the year ended December 31, 2021, from R$8,243 million for the year ended December 31, 2020, mainly as a result of higher expenses with property, fixtures and supplies and technology and systems, resulting from the expansion of our business, which was partially offset by the decrease in expenses for communications.

Other administrative expenses increased R$630 million to R$8,243 million for the year ended December 31, 2020 from R$7,614 million for the year ended December 31, 2019 mainly due to a R$297 million increase in technology and systems, and a R$176 million increase in communications.

The following table sets forth our other administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2021	2020	2019	% Change 2021/2020	% Change 2020/2019
	(in millions of R$, except percentages)
Specialized and technical services	2,184	2,171	2,173	0.6	(0.1)
Property, fixtures and supplies	889	744	748	19.6	(0.6)
Technology and systems	2,474	2,355	2,059	5.1	14.4
Advertising	621	654	713	(5.0)	(8.2)
Communications	353	649	473	(45.6)	37.2
Per diems and travel expenses	72	69	140	4.,2	(50.8)
Taxes other than income tax	202	280	112	(27.7)	150.1
Surveillance and cash courier services	598	595	631	0.5	(5.7)
Insurance premiums	22	17	35	34.6	(52.2)
Other administrative expenses	874	710	531	23.2	33.5
Total	8,291	8,243	7,614	0.6	8.3

The efficiency ratio, which we calculate as total administrative expenses divided by total income, decreased to 27.1% in the year ended December 31, 2021, as compared to 35.5% for the year ended December 31, 2020. This decrease of 8.4 p.p. in the ratio is primarily due to the effects of the hedge for investment held abroad and the growth in net interest income driven by the increase in the volume of the credit portfolio.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 35.5% in the year ended December 31, 2020, as compared to 28.8% for the year ended December 31, 2019, This increase of 6.7 p.p. in the ratio is primarily due to the effects of the hedge for investment held abroad.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2021, depreciation and amortization was R$2,434 million, a 5.6%, or R$145 million, decrease from R$2,579 million for the year ended December 31, 2020, primarily due to a 24.0% decrease in expenses with amortization of hardware and software, which was primarily due to the volume of assets not deployed or under development and the effect of write-offs.

For the year ended December 31, 2020 was R$2,579 million, a R$187 million increase from R$2,392 million for the year ended December 31, 2019, primarily due to higher expenses with amortization of hardware and software items, resulting from investments made in this period.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,179 million for the year ended December 31, 2021, a 31.5%, or R$523 million, increase compared to R$1,657 million for the year ended December 31, 2020, driven by the fact that the amounts provisioned are indexed to the SELIC rate (for tax proceedings), the National Consumer Price Index (Índice Nacional de Preços ao Consumidor) (for civil proceedings) and the Broad National Consumer Price Index — Special (Índice Nacional de Preços ao Consumidor Amplo — Especial) and SELIC rate for labor proceedings, each of which increased significantly in the year ended December 31, 2021.

In the year ended December 31, 2020, provisions (net) totaled R$1,657 million for the year ended December 31, 2020, a decrease of R$2,025 million compared to R$3,682 million for the year ended December 31, 2019, primarily due to a higher than usual level of provisions in 2019, as explained below.

In the year ended December 31, 2019, provisions (net) totaled R$3,682 million, an increase of R$1,682 million compared to R$2,000 million for the year ended December 31, 2018, mainly due to an increase of R$700 million related to the creation of an efficiency and productivity fund, an increase in civil and labor proceedings due to revision of the operational model and a constitution of provisions related to the legal proceeding brought by the association of retired employees of Banespa (Associação dos Funcionários Aposentados do Banco do Estado de São Paulo), or AFABESP, an association of former employees of Banespa in which the classification of the chance of loss was revised to probable in December 2019. For further information see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2021 were R$17,113 million, an R$338 million decrease compared to R$17,450 million for the year ended December 31, 2020, primarily due to the resumption of economic activity in Brazil following the easing of the COVID-19 pandemic in the second half of 2021 and the use of the overlay provision constituted in the year ended December 31, 2020 in response to the potential effects of the COVID-19 pandemic.

For the year ended December 31, 2020, impairment losses on financial assets (net) were R$17,450 million, a R$4,080 million increase compared to R$13,370 million for the year ended December 31, 2019, principally due to the adverse effects of the COVID-19 pandemic which resulted in the creation of additional (overlay) R$3,200 million allowance for potential loan losses and to the recurrent growth of the credit portfolio.

Our credit risk exposure portfolio increased by R$74.8 billion to R$540.9 billion as of December 31, 2021 compared to R$466.1 billion as of December 31, 2020, Furthermore, our impaired assets increased R$3.7 billion from R$23.2 billion as of December 31, 2020 to R$26.9 billion for the year ended December 31, 2021.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2021 and December 31, 2020 and 2019.

	As of December 31,
	2021	2020	2019	2018	2017
	(in millions of R$ except percentages)
Loans and advances to customers, gross	493,355	417,822	347,257	321,933	287,829
Impaired assets	26,923	23,176	23,426	22,426	19,145
Provisions for impairment losses	29,723	25,640	22,626	22,969	18,262
Credit risk exposure Non-GAAP – customers (1)	540,873	466,104	391,569	364,194	330,474
Ratios
Impaired assets to credit risk exposure	5.0%	5.0%	6.0%	6.2%	5.8%
Coverage ratio (2)	110.4%	110.6%	96.6%	102.4%	95.4%
Impairment losses	(17,113)	(17,450)	(13,370)	(12,713)	(12,338)
Losses on other financial instruments not measured at fair value (3)	-	-	-	-	-
Impairment losses on financial assets (net) (4)	(17,113)	(17,450)	(13,370)	(12,713)	(12,338)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$540,873 million and guarantees and documentary credits amounting to R$47,518 million. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”
(2)	Provisions for impairment losses as a percentage of impaired assets.
(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”
(4)	As of December 31, 2021, 2020 and 2019, our total of impairment losses on financial instruments included R$1,191 million, R$1,577 million and R$2,055 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2017 through 2021:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2021, 2020 and 2019.

	For the Year Ended December 31,
	2021	2020	2019	% Change 2021/2020	% Change 2020/2019
	(in millions of R$, except percentages)
Commercial and industrial	11,440	10,558	10,073	8.3	4.8
Real estate	470	456	827	3.1	(44.8)
Installment loans to individuals	14,996	12,144	12,497	23.5	(2.8)
Lease financing	17	17	29	(0.6)	(40.6)
Total	26,923	23,176	23,426	16.2	(1.1)

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.” See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—Ongoing investigations relating to corruption and diversion of public funds that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—The financial problems faced by our customers could adversely affect us.”

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$11,440 million as of December 31, 2021, an increase of R$881 million, or 8.3%, compared to R$10,558 million as of December 31, 2020. The increase in impaired assets in this portfolio was the result of growth of the credit portfolio and the adverse macroeconomic situation caused by the COVID-19 pandemic.

Impaired assets in the portfolio of commercial and industrial loans amounted to R$10,558 million as of December 31, 2020, an increase of R$486 million, or 4.8%, compared to R$10,073 million as of December 31, 19, The increase in impaired assets in this portfolio was mainly due to the collective assessment performed by Santander Brasil which was based on macroeconomic forecasts sensitiveness that indicated stage transfers upon the deterioration of the portfolio,

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information— Short-Term Borrowings —Impaired Assets—Methodology for Impairment Losses,”

Real Estate

Impaired assets in the real estate lending portfolio totaled R$470 million on December 31, 2021, an increase of R$14 million, or 3.1%, compared to R$456 million as of December 31, 2020, The increase in impaired assets in this portfolio was the result of the recurrent growth of the credit portfolio.

Impaired assets in the real estate lending portfolio totaled R$456 million on December 31, 2020, a decrease of R$371 million, or 44.8%, compared to R$827 million as of December 31, 2019. The decrease was primarily the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$14,996 million as of December 31, 2021, with an increase of R$2,852 million, or 23.5%, compared to 2020. The increase in impaired assets in this portfolio was the result of growth of the credit portfolio and the deterioration of the macroeconomic situation caused by the COVID-19 pandemic.

Impaired assets in the installment loans to individuals lending portfolio totaled R$12,144 million as of December 31, 2020, with a decrease of R$353 million, or 2.8%, compared to 2019. The decrease in impaired assets in this portfolio was the result of the measures that Santander Brasil put in place to manage it, including collection practices with respect to our borrowers whereby we offered certain customers the chance to negotiate a restructuring of their debts, especially during the COVID-19 pandemic, or asset disposal. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Financial Leasing

Impaired assets in the lease financing lending portfolio totaled R$17 million on December 31, 2021, a remaining similar to December 31, 2020.

Impaired assets in the lease financing lending portfolio totaled R$17 million on December 31, 2020, a decrease of R$12 million compared to December 31, 2019. This decrease in impaired assets was mainly due to asset write-offs in an amount of R$15.3 million which took place in the year ended December 31, 2020.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2021, amounted to losses of R$166 million, an increase of R$81 million as compared to R$ 85 million the year ended December 31, 2020, mainly due to more intangible asset impairment losses, which was primarily due to the obsolescence of some of our information technology equipment. For the year ended December 31, 2020, impairment losses on other assets (net) amounted to losses of R$85 million, a decrease of R$47 million as compared to the year ended December 31, 2019, mainly due to less intangible asset impairment losses during the year.

Other Nonfinancial Gains/Losses

Other nonfinancial gains/losses were gains of R$33 million during the year ended December 31, 2021, a negative variation of R$275 million from gains of R$308 million during the year ended December 31, 2020, mainly due to positive extraordinary effects of 2020, highlighted below.

During the year ended December 31, 2020, other nonfinancial gains/losses were gains of R$308 million during the year ended December 31, 2020, a positive variation of R$288 million from gains of R$20 million during the year ended December 31, 2019, primarily due to the R$169 million gain on the sale of Superdigital in the first quarter of 2020.

Operating Income Before Tax

Operating income before tax for the year ended December 31, 2021, was R$24,750 million, an increase of R$15,086 million, or 156.1%, as compared to R$9,664 million for the year ended December 31, 2020. In the year ended December 31, 2019 our operating income before tax was R$22,273 million.

Excluding the effects of the hedge for investment held abroad operating income before tax amounted to R$27,262 million for the year ended December 31, 2021, a 17.3% increase from R$23,247 million compared to the year ended December 31, 2020. In the year ended December 31, 2019, operating income before tax was R$23,537 million. Operating income before tax excluding the effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.

The table below presents our operating income before tax and our operating income before tax excluding the effects of the hedge for investment held abroad for the periods presented.

	For the Year Ended December 31,
	2021	2020	2019	% Change 2021/2020	% Change 2020/2019
	(in millions of R$, except percentages)
Operating Income Before Tax	24,750	9,664	22,273	156.1	(56.6)
Effects of the hedge for investment held abroad	2,512	13,583	1,264	(81.5)	974.4
Adjusted operating income before tax (1)	27,262	23,247	23,537	17.3	(1.2)

(1)	Adjusted operating income before tax is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Income Taxes

Income taxes expenses include income tax, social contribution, PIS and COFINS (which are social contributions due on certain income net of certain expenses). Total income taxes were R$9,191 million in the year ended December 31, 2021, an increase of 342.7%, or R$12,978 million, in relation to the income tax income balance of R$3,787 million in the year ended December 31, 2020. This expense increase was mainly attributed to the following events: (i) foreign exchange rate losses of R$2,512 million as a result of the effects of exchange rate variations on investment abroad in our subsidiary and for hedging instruments, affecting the line “Gains (losses) on financial assets and liabilities (net),” (ii) a 156.1% or R$15,086 million, increase in Operating income before tax arising from the entities' results of operations to R$24,750 million in the year ended December 31, 2021, from R$9,664 million in the year ended December 31, 2020, which was primarily due an increase in net interest income of R$6,875 million, or 15.5%, to R$51,318 million in the year ended December 31, 2021 from R$44,443 million in the year December 31, 2020 driven by our credit portfolio, and (iii) a R$1,237 million, increase in the rate of CSLL for banks and other financial institutions for the period from July 1, 2021, to December 31, 2021, as a result of Law 14,183/2021. For more information, see note 24 to our audited consolidated financial statements included in this annual report.

For the year ended December 31, 2020, income tax expenses amounted to positive R$3,787 million for the year of 2020, a R$9,429 million increase from expenses of R$5,642 million for the year ended December 31, 2019. This increase was mainly attributable to the following events: (i) losses of R$13,583 million as a result of the effects of exchange rate variations on foreign investment in our subsidiary and subsidiary abroad and for hedge instruments, affecting the “Gains (losses) on financial assets and liabilities (net)” line; (ii) the reduction in Operating Income before taxation resulting from the result of the entities’ operations, and (iii) the recognition of certain deferred tax credits during the year ended December 31, 2020. For more information, see note 23 to our financial statements audited consolidated figures included in this annual report.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investment held abroad for the periods indicated.

	For the Year Ended December 31,
	2021	2020	2019	%Change 2021/2020	% Change 2020/2019
	(in millions of R$, except percentages)
Income taxes	(9,191)	3,787	(5,642)	(342.7)	(167.1)
Effects of the hedge for investment held abroad	(2,512)	(13,583)	(1,264)	(81.5)	974.4
Income taxes excluding effects of the hedge for investment held abroad (*)	(11,703)	(9,796)	(6,906)	19.5	41.9

*	Income taxes excluding effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Results of Operations by Segment for the Years Ended December 31, 2021, 2020 and 2019

The following tables show our results of operations for the years ended December 31, 2021, 2020 and 2019, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2021	2020	2019	% Change 2021/2020	% Change 2020/2019
	(in millions of R$, except percentages)
Net interest income	46,236	41,457	42,044	11.5	(1.4)
Income from equity instruments	10	4	5	182.4	(25.6)
Income from companies accounted for by the equity method	105	84	149	25.6	(43.8)
Net fee and commission income	13,285	14,405	13,923	(7.8)	3.5
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1,433)	(13,515)	(1,541)	(89.4)	777.0
Other operating income (expenses)	(974)	(767)	(1,069)	27.0	(28.3)
Total income	57,229	41,668	53,511	37.4	(22.1)
Personnel expenses	(8,221)	(8,140)	(8,554)	1.0	(4.8)
Other administrative expenses	(7,697)	(7,635)	(7,140)	0.8	6.9
Administrative expenses	(15,918)	(15,775)	(15,694)	0.9	0.5
Depreciation and amortization	(2,343)	(2,489)	(2,297)	(5.9)	8.4
Provisions (net)	(2,177)	(1,639)	(3,669)	32.8	(55.3)
Impairment losses on financial assets (net)	(17,170)	(17,380)	(13,423)	(1.2)	29.5
Impairment losses on other assets (net)	(164)	(28)	(73)	477.2	61.2
Other nonfinancial gain (losses)	33	308	20	(89.5)	1,404.1
Operating income before tax	19,491	4,666	18,375	317.8	(74.6)
	For the Year Ended December 31,
	2021	2020	2019	%Change 2021/2020	%Change 2020/2019
	(in millions of R$, except percentages)
Operating Income Before Tax	19,491	4,666	18,375	317.8	(74.6)
Effects of the hedge for investment held abroad	2,512	13,583	1,264	(81.5)	974.4
Adjusted Operating Income Before tax (1)	22,003	18,249	19,639	20.6	(7.1)

(1)	Adjusted operating income before tax is a non-GAAP measure. For further information, see "Item 3. Key Information–A. Selected Financial Data–Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures."

2021 and 2020

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2021, was R$19.5 billion, a R$14.8 billion increase from R$4.7 billion for the year ended December 31, 2020.

This variation was mainly due to:

●	an increase of R$4.8 billion in net interest income, representing a 11.5% change compared to the year ended December 31, 2020, mainly due to an increase in the credit portfolio resulting from a resumption in economic activity in the year ended December 31, 2021 compared to the year ended December 31, 2020, as a result of relative easing of restrictions relating to the COVID-19 pandemic.
●	losses on financial assets and liabilities and exchange differences of R$1.4 billion in the year ended December 31, 2021, compared to losses of R$13.5 billion in the year ended December 31, 2020 (a decrease of 89.4%, or R$12.0 billion) was due to the positive gains from increased market operations in derivatives and especially gains in the IPCA-indexed bonds portfolio. We believe that the variation between the years ended December 31, 2021 and 2020 is non-recurring.

This variation was partially offset by a decrease of R$1.1 billion in net fee and commission income for the year ended December 31, 2021, compared to the year ended December 31, 2020, mainly due to the Spin-Off of Getnet.

Excluding the effects of the hedge for investments held abroad on our revenues, our operating income before taxes would have been R$22.0 billion, 20.6% higher than in the fiscal year ended December 31, 2020. Operating income excluding the effects of the hedge for investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

2020 and 2019

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2020 was R$4.7 billion, a R$13.7 billion decrease from R$18.4 billion for the year ended December 31, 2019. This variation was mainly due to:

●	an increase of R$3,957 million in impairment losses on financial assets mainly due to the global COVID 19 pandemic that resulted in a R$3,200 million additional allowance for potential loan losses and the recurrent growth of the credit portfolio; and
●	a decrease of R$587 million in net interest income for the year ended December 31, 2020, compared to the year ended December 31, 2019 mainly attributed to the impact from spread pressure, due to the impact of the reduction of the SELIC rate, and the fact that corporate customers looked to enhance their liquidity during the COVID-19 pandemic.

This variation was partially offset by an increase of R$481 million in net fee and commission income for the year ended December 31, 2020, compared to the year ended December 31, 2019, mainly due to (i) an increase in revenues from the sale of insurance and capitalization, and (ii) an increase in revenues from trade finance, and (iii) an increase in revenues from credit and debit cards.

Excluding the effects of the hedge for investments held abroad on our revenues, our operating income before taxes would have been R$18.2 billion, 7.1% lower than in the fiscal year ended December 31, 2019. Operating income excluding the effects of the hedge for investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Global Wholesale Banking

	For the Year Ended December 31,
	2021	2020	2019	% Change 2021/2020	%Change 2020/2019
	(in millions of R$, except percentages)
Net interest income	5,082	2,985	2,277	70.2	31.1
Income from equity instruments	80	30	14	165.2	114.2
Income from companies accounted for by the equity method	39	28	-	37.5	-
Net fee and commission income	1,988	1,823	1,790	9.1	1.8
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(347)	1,812	1,215	(119.1)	49.2
Other operating income (expenses)	(145)	(105)	(39)	37.6	172.4
Total income	6,697	6,574	5,258	1.9	25.0
Administrative expenses	(1,399)	(1,340)	(1,247)	4.3	7.4
Personnel expenses	(805)	(732)	(773)	10.1	5.4
Other administrative expenses	(593)	(609)	(474)	(2.5)	28.4
Depreciation and amortization	(91)	(91)	(95)	0.8	(4.6)
Provisions (net)	(3)	(18)	(13)	(85.3)	37.9
Impairment losses on financial assets (net)	(57)	(71)	53	(180.6)	(232.1)
Impairment losses on other assets (net)	(2)	(57)	(58)	(96.7)	(2.9)
Operating income before tax	5,260	4,998	3,898	5.2	28.2

 2021 and 2020

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2021, was R$5.3 billion, a 5.2% or R$262 million increase from R$5.0 billion for the year ended December 31, 2020, which was primarily due to an increase in Total Income driven in particular by an increase of R$165 million in net fee and commission income, and a reduction in expenses and losses mainly due to R$128 million in impairment losses on financial assets relating to an increase in the coverage for potential loan losses.

2020 and 2019

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2020 was R$5.0 billion, a 28.2%, or R$1,100 million increase from R$3.9 billion for the year ended December 31, 2019.

This variation was mainly due to:

●	an increase of R$708 million, or 31% in net interest income, compared to the year ended December 31, 2019, mainly due to the increase in the credit portfolio resulting from the economic effects of the COVID-19 pandemic; and
●	gains on financial assets and liabilities and exchange differences of R$597 million due to the positive effects of an increase in market operations in derivatives and especially gains in the IPCA-indexed bonds portfolio.

This variation was partially offset by an increase of R$123 million in impairment losses on financial assets due to an increase in the coverage for potential loan losses.

5B. Liquidity and Capital Resources

Our asset and liability management strategy is set by the asset and liability committee, which operates under strict guidelines and procedures established by the Santander Group. The asset and liability committee establishes, among other policies, our funding strategy, and the target positioning with respect to structural balance sheet risk.

Pursuant to the Santander Group’s model, all subsidiaries must be self-funded in terms of liquidity and capital. In addition, our general asset and liability management policy is to maintain a close match of maturity, interest rate and currency exposures. Subject to our internal risk management policies we aim to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business and market opportunities as they arise.

Most of our liquidity is raised in the local market and we maintain a portfolio of high quality public bonds for liquidity management. Legal reserve requirements consume a significant amount of funding in Brazil, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

Due to our diversified sources of funding, which include a large client deposit base in the local market and a large number of correspondent banks with long-standing relationships, historically we have not experienced liquidity problems. In our opinion, our current levels of liquidity are sufficient for our present requirements.

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

For further information, see notes 16, 17, 18, 19 and 20 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2021	2020	2019
	(in millions of R$)
Customer deposits	468,961	445,814	336,515
Current accounts	41,742	35,550	28,231
Savings accounts	65,249	62,210	49,040
Time deposits	280,955	269,929	200,740
Repurchase agreements	81,014	78,124	58,504
Backed operations with Private Securities(1)	20,103	14,944	9,506
Backed operations with Public Securities(1)	60,911	63,180	48,997
Deposits from the Brazilian Central Bank and credit institutions	121,006	131,657	99,271
Demand deposits	126	296	685
Time deposits(2)	75,755	76,489	56,602
Repurchase agreements	45,125	54,872	41,984
Backed operations with Private Securities(1)	13,478	13,844	9,506
Backed operations with Public Securities(1)	31,647	41,028	32,478
Total deposits	589,967	577,470	435,786
Marketable debt securities	79,037	56,876	73,702
Agribusiness Credit Notes	16,989	14,747	14,777
Treasury Bills	25,074	12,750	27,587
Real Estate Credit Notes	24,020	19,979	21,266
Bonds and other securities	12,952	9,399	10,072
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	19,641	13,120	10,176
Total Funding	688,645	647,466	519,664

(1)	Refers primarily to repurchase agreements backed by debentures issued by the Bank as collateral security.
(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.

Deposits

Customer Deposits

Our balance of customer deposits was R$468.9 billion on December 31, 2021, R$445.8 billion on December 31, 2020 and R$336.5 billion on December 31, 2019, representing 68.1%, 68.9% and 64.8% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$41.7 billion on December 31, 2021, R$35.6 billion on December 31, 2020 and R$ 28.2 billion on December 31, 2019, representing 7.1%, 6.2% and 6.5% of total deposits, respectively.

Customer Savings Deposits

Our balance of customer savings deposits was R$65.2 billion on December 31, 2021, R$62.2 billion on December 31, 2020 and R$49.0 billion on December 31, 2019, representing 11.1%, 10.8% and 11.3% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$281,0 billion on December 31, 2021, R$269.9 billion on December 31, 2020 and R$200,7 billion on December 31, 2019, representing 47.6%, 46.7% and 46.1% of total deposits, respectively.

Customer Deposits – Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements increased to R$81.0 billion on December 31, 2021 from R$78.1 billion on December 31, 2020 and R$58.5 billion on December 31, 2019, representing 13.7%, 13.5% and 13.4% of total deposits, respectively

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$121.0 billion on December 31, 2021, R$131.7 billion on December 31, 2020 and R$99.3 billion on December 31, 2019, representing 20.5%, 22.8% and 22.9% of total deposits, respectively.

Our balance of deposits includes mainly borrowings and domestic onlendings:

●	Borrowings. We have relationships with banks all over the world, providing credit lines as foreign currency-linked (either to the U.S. dollar or to a basket of foreign currencies). We apply the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.
●	Domestic Onlendings. We lend from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of lending is known as “repassing” or “onlending.” Because the repassed funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over the cost of funds. We, however, retain the commercial credit risk of the borrower and therefore have discretion in the lending decision and application of the credit criteria. This type of funding is not affected by compulsory deposit requirements. The onlending is generally secured or guaranteed, although this is not required by the terms of the onlending.

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$79.0 billion on December 31, 2021, R$56.9 billion on December 31, 2020 and R$73.7 billion on December 31, 2019, representing 11.6%, 8.8% and 14.2% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$17.0 billion on December 31, 2021, R$14.7 billion on December 31, 2020 and R$14.8 billion on December 31, 2019.

Treasury bills (Letras Financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the Regulatory Capital, Pursuant to CMN Resolution 4,733 of June 2019, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$50,000 for senior transactions. Our balance of treasury bills totaled R$25.1 billion on December 31, 2021, a 97% increase from December 31, 2020.

Real estate credit notes (Letras de Crédito Imobiliário) increased 20%, from R$20.0 billion on December 31, 2020 to R$24.0 billion on December 31, 2021.

We undertake issuances of securities, including under our Global Medium Term Notes Program. Our balance of bonds and other securities was R$13.0 billion on December 31, 2021 and R$9.4 billion on December 31, 2020. This change was principally due to the fact that in 2021 we issued a greater aggregate amount of securities than those which matured in that year.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

On November 2018, we issued U.S. dollar-denominated Notes that constitute Tier 1 and Tier 2 regulatory capital as part of our plan to optimize our capital structure, as follows:

  U.S.$1.25 billion indexed 7.25% per year with no maturity (perpetual) and interest paid semiannually; and
  U.S.$1.25 billion indexed 6.125% per year maturing in November 2028 and interest paid semiannually.

These issuances were made through our branch in the and as a result they do not generate liability for income tax at source.

In November and December 2021, Santander Brasil issued Financial Bills with a subordination clause, to be used to compose our Tier 2 regulatory capital, in the total amount of R$ 5.5 billion. The Financial Bills have a term of ten years, and redemption and repurchase options in accordance with the applicable regulations. The Financial Bills had an estimated impact of 92 basis points on our Tier 2 regulatory capital.

As of December 31, 2021, the balance for both Tier 1 and Tier 2 debt instruments was R$19.6 billion compared to R$13.1 billion as of December 31, 2020. This increase of 49.3% was due to the issuance of the abovementioned Financial Bills.

Subordinated Liabilities

On December 31, 2018 the subordinated liabilities we had were repurchased, according to the approval issued by Brazilian Central Bank on December 18, 2018. For further information, see note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Capital Management

Our capital management is based on conservative principles and continuous monitoring of the items that affect our solvency level. We are required to comply with Brazilian capital adequacy regulations under Brazilian Central Bank rules. In October 2013, the new regulations implementing the capital and the regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into effect in Brazil. For additional information regarding minimum regulatory level and other Basel III requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision— Capital Adequacy and Leverage - Basel—Basel III” and note 30, Operational Ratios, to our audited consolidated financial statements included elsewhere in this annual report.

CMN regulations establish conservative capital and countercyclical buffers for Brazilian financial institutions, and determine the minimum percentages applicable as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Principal Limitations and Obligations of Financial Institutions.”

Capital Expenditures

See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures and Divestitures.”

Off-Balance Sheet Arrangements

We have entered, in the normal course of business, into several types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees. For more information, see note 43 to our audited consolidated financial statements included elsewhere in this annual report.

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

The “maximum potential amount of future payments” represents a notional amount potentially lost if a total default by the guaranteed parties occurred, without considering possible recoveries from collateral held or pledged, or those under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees, In fact, the maximum potential amount of future payments significantly exceeds inherent losses.

For further information, see note 43 to our audited consolidated financial statements included elsewhere in this annual report.

Contractual Obligations

Our contractual obligations as of December 31, 2021 are summarized as follows:

	As of December 31, 2021
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Deposits from the Brazilian Central Bank and credit institutions	121,006	110,429	6,676	1,671	2,230
Customer deposits	468,961	221,917	163,642	83,327	75
Marketable debt securities	79,037	33,091	35,850	9,341	755
Debt Instruments Eligible to Compose Capital(1)	19,641	5,552	14,089	-	-
Total	688,646	370,990	220,257	94,339	3,060

(1)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5. Operating And Financial Review And Prospects—A. Operating Results.”
(2)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2021 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts payable on derivative contracts as they are dependent on changes in financial markets. The net fair value position of our derivative contracts as of December 31, 2021 reflected liabilities of R$3,479 million, compared to liabilities of R$3,109 million as of December 31, 2020.

In addition, we lease several properties under standard lease contracts, which can be cancelled or renewed at our option and include escalation clauses. The total future minimum payments of non-cancelable operating leases as of December 31, 2021 was R$2,318 million. From this total, R$715 million matures in up to one year, R$1,421 million matures from one year to up to five years and R$181 million matures after five years. Additionally, we have contracts with indeterminate maturities totaling R$0.8 million for the year ended December 31, 2021.

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

Impact of COVID-19 on our Business

We expect that our business will continue to be affected by the COVID-19, and its variants, pandemic, and governmental responses to it, including by their respective impacts on our customers, suppliers and other third parties with whom interact as well as on Brazilian and global economic conditions. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations,” “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

Other Trends Affecting our Business

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition, in addition to those set forth under “—Impact of COVID-19 on our Business”:

●	since December 2019, a novel strain of coronavirus has spread in China and other countries, culminating in the COVID-19 pandemic. These events have caused disruption of regional or global economic activity and are expected to continue to have a negative impact on global economic activity. A continued downturn in local, regional or global economic conditions may adversely affect our business, results of operations and financial condition. The extent to which the COVID-19 pandemic and its variants impact our results will depend on future developments, which are highly uncertain, as new variants of the virus have emerged, and existing vaccines and acquired immunity may not be effective, as well as the actions to contain the COVID-19 pandemic. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally— The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn, “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations” and “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19”;
●	economic and political crisis in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the Brazilian administration that took office on January 1, 2019, may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses increase;
●	a global economic downturn as a result of pandemics, epidemics or outbreaks of infectious diseases, or instability or conflicts, can have an adverse effect on the global market and economy, including Brazil.
177

It may decrease the interest of investors in Brazilian assets, in addition to making it difficult for us to access the capital markets and finance our operations, including on acceptable terms;

●	uncertainties regarding the political scenario for 2022, increased volatility in economic indicators and deceleration in growth rates may negatively affect our strategic plan, with impacts on our profitability, asset quality, portfolio expansion and financing conditions.
●	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
●	continued market volatility and instability that could affect our revenues;
●	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others, which could affect our margins and/or growth in lending activities;
●	regulatory capital changes toward more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;
●	decreased liquidity in domestic capital markets;
●	changes in taxes or other fiscal assessments that could decrease our profitability;
●	exchange rate volatility and exchange rate controls that could have an adverse impact on international investors;
●	our ability to protect ourselves against cybersecurity risks; and
●	our dependence on the proper functioning of information technology systems.

Conversely, a recovery in the Brazilian economy by means of economic reforms (including the pension and the foreign trade reform, and inflation control) could have a positive effect on the Brazilian economy and, therefore, on our business.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Critical Accounting Policies” and note 2 to our audited consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019, included elsewhere in this annual report.

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

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Sérgio Agapito Lires Rial	Chairman	July 28, 1960
Mario Roberto Opice Leão	Member	July 21, 1975
José Antonio Álvarez Álvarez	Member	January 6, 1960
José de Paiva Ferreira	Member	March 1, 1959
José García Cantera	Member	May 26, 1966
Alberto Monteiro de Queiroz Netto	Member	November 30, 1967
Angel Santodomingo Martell	Member	November 16, 1965
Pedro Augusto de Melo	Independent Member	November 4, 1961
Deborah Patricia Wright	Independent Member	September 4, 1957
Deborah Stern Vieitas	Independent Member	August 21, 1957
Marília Artimonte Rocca	Independent Member	January 31, 1973

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Mario Roberto Opice Leão	Chief Executive Officer	July 21, 1975
Alberto Monteiro de Queiroz Netto	Vice President Executive Officer	November 30, 1967
Angel Santodomingo Martell	Vice President Executive Officer and Investor Relations Officer	November 16, 1965
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Andrea Marques de Almeida	Vice President Executive Officer	January 13, 1971
Ede Ilson Viani	Vice President Executive Officer	September 5, 1967
Elita Vechin Pastorelo Ariaz	Vice President Executive Officer	March 28, 1970
Jean Pierre Dupui	Vice President Executive Officer	September 23, 1968
João Marcos Pequeno De Biase	Vice President Executive Officer	October 12, 1967
Patricia Souto Audi	Vice President Executive Officer	May 15, 1968
Vanessa de Souza Lobato Barbosa	Vice President Executive Officer	December 24, 1968
Adriana Marques Lourenço de Almeida	Officer	October 4, 1972
Alexandre Guimarães Soares(*)	Officer	August 27, 1969
Amancio Acúrcio Gouveia	Officer	March 31, 1963
Ana Paula Vitali Janes Vescovi	Officer	April 8, 1969
André de Carvalho Novaes	Officer	April 14, 1969
André Juaçaba de Almeida(*)	Officer	September 27, 1974
André Rosenblit(*)	Officer	May 1, 1969
Carlos Aguiar Neto	Officer	March 5, 1971
Cassio Schmitt	Officer	April 23, 1971
Celso Mateus de Queiroz(*)	Officer	September 19, 1974
Claudenice Lopes Duarte	Officer	July 25, 1972
Daniel Fantoni Assa	Officer	December 12, 1975
Francisco Soares da Silva Junior	Officer	January 23, 1970
Franco Luigi Fasoli	Officer	September 18, 1975
Geraldo José Rodrigues Alckmin Neto	Officer	September 8, 1981
Germanuela de Almeida de Abreu	Officer	December 6, 1975
Gilberto Duarte de Abreu Filho	Officer	August 7, 1973
Gustavo Alejo Viviani	Officer	August 26, 1975
Gustavo de Souza Fosse	Officer	May 14, 1972
Igor Mario Puga	Officer	November 10, 1981
Jean Paulo Kambourakis	Officer	May 9, 1980
Leandro Alves(*)	Officer	January 5, 1984
Luciana de Aguiar Barros(*)	Officer	January 3, 1980
José Teixeira de Vasconcelos Neto	Officer	March 8, 1975
Luis Guilherme Mattos de Oliem Bittencourt	Officer	December 4, 1973
Luiz Masagão Ribeiro Filho	Officer	September 1, 1976
Marcelo Augusto Dutra Labuto	Officer	September 3, 1971
Maria Teresa Mauricio da Rocha Pereira Leite	Officer	June 21, 1967
Marilize Ferrazza Santinoni	Officer	November 20, 1965
179

Murilo Setti Riedel(*)	Officer	May 17, 1963
Paulo César Ferreira de Lima Alves(*)	Officer	October 18, 1968
Paulo Sérgio Duailibi(*)	Officer	September 28, 1966
Ramón Sanchez Díez	Officer	October 29, 1968
Ramon Sanchez Santiago	Officer	May 25, 1969
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Ricardo Olivare de Magalhães	Officer	January 26, 1979
Roberto Alexandre Borges Fischetti	Officer	August 28, 1975
Robson de Souza Rezende	Officer	January 24, 1967
Rogério Magno Panca	Officer	December 30, 1970
Sandro Kohler Marcondes	Officer	April 16, 1964
Sandro Mazerino Sobral	Officer	February 24, 1975
Sandro Rogério da Silva Gamba	Officer	August 31, 1975
Thomaz Antonio Licarião Rocha(*)	Officer	March 02, 1977
Thomas Gregor Ilg	Officer	September 12, 1968
Tiago Celso Abate(*)	Officer	June 12, 1980
Vítor Ohtsuki	Officer	June 5, 1977

(*) Pending approval by the Brazilian Central Bank.

Below are the biographies of the members of our (i) Board of Directors, which were elected at the Shareholders’ Meetings held on April 30, 2021 (election of all members but Mario Roberto Opice Leão, Angel Santodomingo Martell and Alberto Monteiro de Queiroz Netto); and December 17, 2021 (election of Mario Roberto Opice Leão, Angel Santodomingo Martell, and Alberto Monteiro de Queiroz Netto); and (ii) our Board of Executive Officers, as elected at the Board Meetings held on May 3, 2021 (election of all members but Sandro Mazerino Sobral, Rogério Magno Panca, Maria Teresa Mauricio da Rocha Pereira Leite, Gilberto Duarte de Abreu Filho and Andrea Marques de Almeida); July 1, 2021 (election of Sandro Mazerino Sobral and Rogério Magno Panca); November 1, 2021 (election of Andrea Marques de Almeida, Maria Teresa Mauricio da Rocha Pereira Leite and Gilberto Duarte de Abreu Filho); December 1, 2021 (election of Gustavo de Souza Fosse); December 17, 2021 (change of position of Mario Roberto Opice Leão from the position of Vice President Executive Officer to the position of Chief Executive Officer and the change of position of Andrea Marques de Almeida, Elita Vechin Pastorelo Ariaz and João Marcos Pequeno De Biase from the position of Officers to the position of Vice President Executive Officers); January 3, 2022 (elections of Alexandre Guimarães Soares, André Juaçaba de Almeida, André Rosenblit, Celso Mateus de Queiroz, Leandro Alves, Luciana de Aguiar Barros, Paulo César Ferreira de Lima Alves, Paulo Sérgio Duailibi, Thomaz Antonio Licarião Rocha and Tiago Celso Abate); and January 20, 2022 (election of Murilo Setti Riedel).

Members of the Board of Directors:

Sérgio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. He joined Santander Brasil, in the very early part of 2015, as Executive Chairman. From 2016, he acted as the Chief Executive Officer of Santander Brasil (during six years until December 31, 2021), and as head of South America from 2019 to 2021. South America, of which Brazil is a significant component, is a key part of the Santander Group. In January 2022, Mr. Rial assumed the position of Chairman of Santander Brasil, remaining a board member of Santander Spain as well. Before joining the Santander Group, he held leadership positions in several large financial and agribusiness companies. Mr. Rial worked at ABN AMRO for 18 years, serving as a member of ABN AMRO’s Global Executive Board (the first non-Dutch) and prior to that, as Chief Executive Officer of Asia Pacific, SVP Client Coverage in Europe, President in China and Hong Kong, and Head of the Fixed Income Emerging Markets Desks in Amsterdam. After ABN AMRO, he led Bear Stearn’s Capital Markets businesses internationally out of New York. Right after Bear Stearns, Mr. Rial joined Cargill’s team of senior executives, focusing initially on Cargill´s poultry and food ingredient business throughout Latin America and later on assuming Cargill’s Global Chief Financial Officer role out of Minneapolis, and being part of Cargill’s senior leadership team and board of directors. Returning to Brazil, he became the Chief Executive Officer of Marfrig Global Foods, the world’s second-largest meat company, leading one of the most challenging restructuring stories in the country. He served on the boards of Mosaic Fertilizer and Carval in the U.S. and Cyrela Realty in Brazil. Currently, he serves as a board member for Delta Airlines in Atlanta and is a co-chair of The Nature Conservancy Board for Latin America, named LACC, and Chairman of Ebury, a cross-border payment fintech focused on SME´s. He is also currently the Chairman of CNF (Brazil´s Financial National Confederation) and is a member of the FIESP (São Paulo’s Industrial Federation) Strategic Advisory Board. He studied Law and Economics in Rio de Janeiro (UFRJ and UGF), holds a MBA from IBMEC and has participated in several courses at Insead, Harvard and Wharton.

José Antonio Álvarez Álvarez. Mr. Álvarez is Spanish and was born on January 6, 1960. He holds a Bachelor’s degree (Hons) in Administration and Business Economics from Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. Mr. Álvarez became CEO of Santander Group on January 1, 2015, and Executive Vice Chairman on January 15, 2019. Prior to this, he served as Executive Vice President of Finance of Santander Spain from 2004 to 2015 and Head of the Finance Division from 2002 to 2004. Before joining Santander Group, he served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as Financial Officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. Previously, he served as Chief Financial Officer of Banco Hipotecario, S.A. in Spain, Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones, and held positions at Banco de Crédito Industrial and Instituto Nacional de Industria. He served as a member of the Board of Directors of Santander Consumer Finance S.A., Santander Consumer Bank AG and Banco de Crédito Local S.A., among others, and served on the supervisory boards of Santander Group’s independent subsidiaries, such as Poland, Germany and the United States. He was Chairman of the European Banking Federation Board and chaired the Banking Supervision Committee from 2009 to 2012. Mr. Álvarez has been a member of our Board of Directors since 2009.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started at Banco Bradesco in 1973 and occupied several different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he occupied the position of e-Business Officer for Latin America, in the American Division of Santander Central Hispano. At the end of 2001, he returned to Brazil to work as Vice President Executive Officer of Banco Banespa, where he was responsible for Human Resources, Technology, Operations and Patrimony. In 2003, he became Vice President Executive Officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice President Executive Officer, responsible for the Retail Business. In March 2011, he became a member of Santander Brasil’s Board of Directors, and joined the Mitsubishi Corp Group based in Los Angeles, California, USA, where his main activities involved technological innovations. From July 2013 to December 2019, he returned to Santander Brasil and acted as Senior Vice President Executive Officer, responsible for Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. Additionally, he performed the following functions: Executive Director of Febraban (2014 to 2019), Chairman of the Febraban Self-Regulation Board (2016 to 2019), Chairman of the Board of Directors of CIP- Interbank Payment Chamber (2015 to 2018), President of Tecban Council - Banking Technology (2014 to 2015), Advisor of the Cancer Institute - SP (2009 to 2010) and Mentor of the Inova Unicamp Program (2011 to 2013). Currently, he is a member of our Board of Directors and a member of our risk and compliance committee.

José García Cantera. Mr. José García Cantera is Spanish and was born on May 26, 1966. He holds a degree in industrial engineering and also holds an MBA from IE Business School. Mr. García Cantera is Senior Executive Vice President of the Santander Group in Spain. He became Chief Financial Officer and Head of the Financial Management Division in January 2015. Prior to his current role, Mr. García Cantera was Head of Global Wholesale Banking, reporting directly to the Santander Group’s CEO. Mr. García Cantera became CEO of Banesto in 2006, having joined in September 2003 as Senior Executive Vice President of Wholesale Banking, comprising Corporate Banking, Treasury, Capital Markets, Banesto Bolsa and the Santander Group’s international operations. Before working at Banesto, Mr. García Cantera held senior executive positions at Salomon Brothers-Citigroup. He was a member of the Management Committee of Citigroup EMEA and of the Board of Directors of Citigroup Capital Markets UK and Citigroup EMEA. During his time as a Latin American stock analyst, he was rated as best analyst by a number of specialized publications including Institutional Investor, Reuters, Extel and Global Investor between 1995 and 2002.

Pedro Augusto de Melo. Mr. de Melo is Brazilian and was born on November 4, 1961. He has a degree in accounting sciences and a postgraduate degree in accounting and financial administration from the São Judas Tadeu University of Accounting Sciences (São Paulo). Since March 2, 2020 he has occupied the position of CEO of the Brazilian Institute of Corporate Governance (IBGC). In July 2021, he was appointed to coordinate the Audit Committee of Hospital Sírio Libanês. He developed his career in the Deloitte and KPMG audit areas. From 2008 to 2017, he was CEO of KPMG Brazil, in addition to being the CEO for KPMG South America from 2015 to 2017. On October 1, 2017, he assumed the roles of COO for South America and Leader of Customers and Markets for South America until he retired from the firm in early 2020. He also actively participated in other levels of Governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON - Brazilian Institute of Independent Auditors between 2009 and 2010. He was also a member of the Governance Committee of Amcham Brasil and executive of the Union of Accounting Companies - SESCON. Currently, he is an independent member of the Board of Directors and the coordinator of the Risk and Compliance Committee of the Banco Santander (Brasil) S.A.

Deborah Patricia Wright. Mrs. Deborah Wright is Brazilian and was born on September 4, 1957. She holds a Business Administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon’s Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Marketing Director, and became Commercial Vice President in 1994. In 1995 she became the General Manager of Kraft Suchard Foods. In 1997, she reached the position of General Manager of Kibon. At ICI/Paints, she was the General Manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the Regional Manager for ICI. She was also General Officer at Parmalat Brasil in 1999, and Chief Executive Officer of Pão de Açúcar’s Group Internet Division from 2000 to 2001. From 2002 to 2007, she was Corporate Vice President/Commercial Vice President in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was Chief Executive Officer/Country Manager of Ipsos Brasil, a market research firm. She has been acting as a Board Member since 2001. From 2001 to 2005 she served on the board of Graded - The American School of São Paulo. From 2005 to 2006 she was a board Member of CONAR (Brazilian National Self-Regulatory Board of Advertising). From 2008 to 2009 she was a member of the Board of Directors of the Samaritano Hospital in São Paulo. From 2008 to 2014 she was a board member for Lojas Renner, a Brazilian publicly-traded company, specializing in apparel retail, as well as Chairwoman of their Sustainability Committee from 2012 to 2014. From 2013 to 2016, she was member of the Advisory Board for Eurofarma, the fourth largest Brazilian pharmaceutical company, still privately owned and not listed on the stock exchange. Currently she is associated with the following entities: Brazilian subsidiary of WCD Group (Women Corporate Directors), which she co-founded in 2010; she is the coordinator of the IBGC (Brazilian Institute of Corporate Governance) Strategy Commission at IBGC, where she leads a work and study group of DEI (Diversity, Equity and Inclusion); AmCham’s (American Chamber of Commerce); Amcham’s Strategic Corporate Governance Forum; and she is an ambassador of the 30% Club and WOB (Women on Boards) and has been involved in advocacy for gender diversity for over a decade. Besides that, she is an independent member of the Board of Directors, a member of the nominations and governance committee and a chairwoman of the Compensation Committee of Banco Santander (Brasil) S.A.

Deborah Stern Vieitas. Mrs. Vieitas is Brazilian and was born on August 21, 1957. She holds a degree in Public Administration from FGV-SP and a degree in Journalism from the School of Communications and Arts (Escola de Comunicações e Artes) of the University of São Paulo. She also holds a master’s degree in Business from FGV-SP and in Public Administration from École Nationale d’Administration. She is currently the Chief Executive Officer of American Chamber of Commerce Brazil (Amcham Brazil). From 2015 to 2017, she was an independent member of the Board of AXA Seguros S.A. From 2008 to 2014, she was CEO and Board Member of the Banco Caixa Geral – Brasil. From 2000 to 2008, as Executive Vice President of Banco BNP Paribas Brasil, Mrs. Vieitas was responsible for Corporate Coverage and Loan and Financing portfolios. From 1998 to 2000, she was an Executive Vice President of Banco CCF Brasil and in charge of Large Corporate & Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. Currently she is an independent member of our Board of Directors and chairwoman of the audit committee, in addition to having already been a member of the Risks and Compliance Committee.

Marília Artimonte Rocca. Mrs. Rocca has been CEO of Hinode Group, the largest Marketing Multilevel consumer goods company in Brazil, since November 2018. It also has operations in Latin America. Previously, she was Ticket’s Managing Director in Brazil, a food voucher Edenred Group company. Formerly, she served as vice president at TOTVS, the sixth largest software company worldwide, based in São Paulo. From 2008 till 2012, Mrs. Rocca was a managing partner at Mãe Terra, a natural and organic foods B-Corp sold to Unilever in 2017. Prior to that she co-founded and managed Endeavor Brazil, the most successful NGO supporting innovative entrepreneurship in the country. In 2000, she also co-founded Fundação Brava, a family foundation focused on transferring management tools to the public sector and Brazilian NGOs to boost their effectiveness. From 1995-98, Mrs. Rocca worked for Walmart as one of the organization’s first female directors in Brazil. For 20 years Mrs. Rocca has served as a board member at privately and publicly held companies in the Education, IT, Services and Consumer Goods industries. Mrs. Rocca earned a BA in Business Administration from EAESP/Fundação Getúlio Vargas and an MBA in Management from Columbia University, attending on the Fundação Estudar Scholarship. She is a 2006 Henry Crown Fellow of The Aspen Institute and a member of the Aspen Global Leadership Network. Also, Marilia is an independent Board member and coordinator of the Sustainability Committee of Banco Santander (Brasil) S.A.

Mario Roberto Opice Leão. Mr. Leão is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Escola Politecnica of the Universidade de São Paulo. He joined Santander Brasil in October 2015 as an Executive Director in Corporate and Investment Banking. In July 2017 he became Executive Vice President of Corporate and SMEs and a member of the executive committee. Since January 2022 he has acted as Chief Executive Officer of Santander Brasil. Before joining Santander Brasil, he was a Managing Director in Capital Markets at Morgan Stanley from 2008 to 2015, worked for Goldman Sachs from 2006 to 2008 and for Citibank from 1996 to 2006.

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with a specialization in Finance from ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investor Relations Officer since 2014. He started at the Santander Group in 2005 as Head of International Development in the Asset Management unit after which he became global responsible for the Santander Group Investor Relations area. Prior to this he was the head of Grupo Fortis in Spain and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he acted as founding member of the nonprofit organization CFA Society in Spain, also occupying different positions including President; and from 2009 to 2014 he was Vice President of AERI’s (Asociación Española de Relaciones con Inversores) Board of Directors. He was Chairman of the Board of Directors of Webmotors S.A. from 2018 to 2021. Currently, he is Chief Executive Officer of Santander Leasing S.A. Arrendamento Mercantil, Santander Corretora de Seguros, Investimentos e Serviços S.A., a member of the Advisory Board of Fundo Garantidor de Créditos (FGC) and a member of the boards of directors of Banco Hyundai Capital Brasil S.A., Banco PSA Finance Brasil S.A., Banco RCI Brasil S.A. and HDI Seguros Brasil. On December 17, 2021, he was elected a member of the Board of Directors of Santander Brasil.

Alberto Monteiro de Queiroz Netto. Mr. Monteiro is Brazilian and was born on November 30, 1967. He holds a bachelor’s degree in Business Administration from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro. He also completed a post-graduate degree in banking by FEA/USP and an MBA in Corporate Finance by FGV/RJ. From 2009 to 2011, he served as chief financial officer and investor relations officer at CSN – Companhia Siderúrgica Nacional. Between 2011 and 2014, he was also chief financial officer and investor relations officer of Suzano Papel e Celulose SA. Between 2014 and 2016, he held the position of executive vice president at GranInvestimentos S.A. where he was responsible for finance. In 2017, Mr. Monteiro served as executive vice president at Banco do Brasil S.A., where he was in charge of the finance, investor relations and M&A departments. Currently Mr. Monteiro is the Vice President Executive Officer head of the Wealth Management segment of Santander Brasil, and on December 17, 2021, he was elected member of the Board of Directors of Santander Brasil.

Members of the Board of Executive Officers:

Mario Roberto Opice Leão. See “—Members of the Board of Directors.”

Alberto Monteiro de Queiroz Netto. See “—Members of the Board of Directors.”

Angel Santodomingo Martell. See “—Members of the Board of Directors.”

Alessandro Tomao. Mr. Tomao is Brazilian and was born on March 8, 1977. He holds a bachelor’s degree in law from the FMU University and a master’s degree in Business Administration - HR from the University of São Paulo. As one of our Executive Vice Presidents, he has been responsible for the Company’s Legal and Corporate Affairs department since February 2018. From June 2010 to February 2018, he has been the head of the legal litigation, legal consulting in labor and pension funds departments at Santander Brasil. From 2000 to 2010, he served as head of the labor and pension funds legal department at Banco Itaú S.A. Since January 2020, he has been Executive Director of FEBRABAN. He is also member of the Board of Directors at CACEIS as of 2019.

Antonio Pardo de Santayana Montes. Mr. Pardo de Santayana is Spanish and was born on November 5, 1971. He holds a degree in Economics and Law from the ICADE school of the Universidade Pontifícia Comillas. As one of our Vice President Executive Officers, he is responsible for risk management department in Santander Brasil, having held the post of Officer responsible for the Risk Credit Recovery area and Officer of Wholesale Risks and Aymoré CFI. He is also the South America Risk Lead for Santander Group, a member of the Global Executive Risk Committee and the Global Control Risk Committee and an Executive Officer in Banco Bandepe S.A., Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil and Sancap Investimentos e Participações S.A. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000 and senior manager of Monitor Company from 2000 to 2005, and returned to the Santander Group in 2005 as Associate Officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil.

Andrea Marques de Almeida. Ms. de Almeida is Brazilian and was born on January 13, 1971. She has a degree in production engineering from the Federal University of Rio de Janeiro, an MBA in Finance from IBMEC - Rio de Janeiro and an MBA in management from the State University of São Paulo. Before joining Santander Brasil, Ms. de Almeida held management positions at Vale S.A in the areas of risk management and finance. She also held the position of Executive Director of Finance and Investor Relations at Petrobrás S.A. Currently, she is our Executive Officer responsible for the Finance and Strategy departments.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting and an MBA in Finance from IBMEC Instituto Brasileiro de Mercado de Capitais. He was an auditor at Banco Itaú S.A. from 1986 to 1990 and worked at BankBoston S.A for 16 years as a Senior Auditor, Credit Risk Management Superintendent, Head of Local Currency Loans and Head of the Small Business Segment. He joined Santander Brasil in 2007 as Small & Medium Companies Director and from July 2010 to 2014 was Retail Banking Risk Management Director. From 2014 he acted as the Director responsible for Small & Middle, Government & Institution and Agribusiness and after that as Retail Banking Network Director up to December, 2019 when he was promoted and became Technology & Operations Vice President.

Elita Vechin Pastorelo Ariaz. Ms. Ariaz is Brazilian and was born on March 28, 1970. She holds a law degree from the University of São Paulo, a master’s degree in law (LL.M.) from Temple University – Pennsylvania and an extension from the Corporate Finance Special Program at New York University. She is a member of the Brazilian Bar Association and the New York State Bar Association. Between 1992 and 1996, she worked as an in-house lawyer at Tenenge – Técnica Nacional de Engenharia S.A.; between 1997 and 1998, she worked as a foreign associate at the law firm of Cameron & Hornbostel LLP in Washington, DC; between 1998 and 2001, she worked as an associate at the law firm of LeBoeuf, Lamb, Greene and MacRae, LLP, in New York, NY. Between 2002 and 2018, she worked as an in-house lawyer at Grupo Safra, having started as the head of legal support for Grupo Safra’s offshore operations. In her last six years at Grupo Safra she was also responsible for providing legal support for the operations of the investment banking division of Grupo Safra as well as for its asset management division. In 2018, she joined Santander Brasil where she served as Director responsible for the Business Legal Department – wholesale and retail until 2021. As one of our Executive Vice Presidents, she is currently responsible for Human Resources area.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in Economics and a specialization degree from Boston University. Currently he is responsible for Global Corporate & Investment Banking at Santander Brasil. From 1992 to 1998 he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001 he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004 he worked for BBVA Brasil in the debt capital markets department. From 2004 to 2006 he was a Corporate Finance Officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets department of Santander Brasil. From 2009 to 2012 he was responsible for Global Transaction Banking of Santander in Madrid. Mr. Dupui is also an Executive Officer of Banco Bandepe and Santander Cultural, a member of Curator Counsel at Fundação Santander and a member of the boards of directors of S3 Caceis Brasil DTVM S.A.

João Marcos Pequeno De Biase. Mr. De Biase is Brazilian and was born on October 12, 1967. He graduated in Economics from the Federal University of Rio de Janeiro - UFRJ. Before joining Banco Santander Brasil, Mr. De Biase worked at Banco Itaú BBA between 2008 and 2020, where he served as Global Head of Corporate and Investment Banking - CIB, Executive Director responsible for the commercial area and head of the bank’s origination team. From 2005 to 2008, he served as Director and Head of Sales and Global Market Coverage for Deutsche Bank. From 1998 to 2005, Mr. De Biase was Director of Investment Banking and Sales of fixed income products at Credit Suisse in São Paulo. From 1991 to 1998, he held various positions at Banco de Investimentos Garantia, including Head of the office located in Rio de Janeiro and Head of the Capital Markets area where he was responsible for the liquidation and back office of all Client Company Transactions. Mr. De Biase started his career in 1989 as a Trainee in the Economic Planning team at Petrobrás Comercial Internacional. Currently, Mr. De Biase holds the position of Executive Vice President of the Corporate segment of Banco Santander Brasil, responsible for serving larger and medium-sized companies, both national and multinational. At Santander since 2020, João was also Executive Director of the Corporate & Investment Banking area of the Global Corporate Banking segment.

Patricia Souto Audi. Mrs. Souto Audi is Brazilian and was born on May 15, 1968. She holds a degree in Business Administration from the University of Brasilia and a Specialization in Public and Government Management, National School of Public Administration from the Public Management National School (ENAP) in Brasilia. She was Secretary of Transparency and Corruption Prevention at the Ministry of Transparency; INSS Benefits Director; ILO Coordinator (International Labor Organization) in Brazil; Secretary of Management at the Ministry of Planning, Budget and Management of the Federal Government and Secretary of the Economic and Social Development Council, a civil society body that gives advice to the Presidency of the Republic of Brazil. She joined Santander Brasil in August 2018 as the head of Institutional Relations. Nowadays, she holds the position of Executive Vice President, where she is responsible for institutional relations and sustainability.

Vanessa de Souza Lobato Barbosa. Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing from Universidade Federal de Minas Gerais. From 1990 to 1995 she served as Marketing Local Manager at Banco Nacional, with responsibility for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999 she started at Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006 she served as Local Superintendent, where she was responsible for one of the retail’s locals, with their head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the Northeast Region. From 2006 to 2013, Ms. Lobato became an Executive Superintendent of our branch network, with responsibility for one of our retail branches in Brazil, specifically the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana, totaling 258 branches in 94 cities. From 2013 to 2020, she led, as one of our Executive Vice Presidents, the Vice President of Human Resources and is currently the Vice President responsible for Retail.

Adriana Marques Lourenço de Almeida. Ms. Almeida is Brazilian and was born on October 4, 1972. She holds a degree in Business Administration from Fundação Armando Álvares Penteado - FAAP and an MBA from Columbia Business School, in the United States. She has more than 25 years of experience in national and multinational banks. From 2017, she served as an executive at Banco Santander (Brasil) S.A., where she was responsible for managing business with multinational companies as well as with the automotive sector. Since 2019, she led the Global Transaction Banking division (cash management, supply chain finance and local currency loans) for the wholesale bank at Banco Santander (Brasil) S.A.

Alexandre Guimarães Soares. Mr. Soares is Brazilian and was born on August 27, 1969. He has a degree in engineering from the Escola Mauá de Engenharia and has an extension in economics from the Faculdade de Economia e Administração / USP and a post-graduate degree in marketing from the Escola Superior de Propaganda e Marketing. Prior to joining Santander Brasil, Mr. Soares held management positions at Banco Safra, BankBoston Banco Múltiplo S.A. and Banco Real S.A. He is an alternate member of the deliberative councils of the Câmara Interbancária de Pagamentos and TECBAN – Tecnologia Bancária. As one of our officers, Alexandre is Vice President responsible for Manufacturing and Technology & Operations.

Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian and was born on March 31, 1963. He holds a degree in Accounting from the Universidade Santa Úrsula. As one of our officers, he has been acting as a controller working in the Accounting and Fiscal management areas of our companies since 2001. He was an Audit Manager for KPMG until 1991 and an accounting manager of Unibanco – União de Bancos Brasileiros S.A. from 1991 to 1999, and assistant superintendent of BankBoston Banco Múltiplo S.A. from 1999 to 2001. He is Chief Executive Officer of Banco Bandepe S.A. and Executive Officer of Santander Leasing S.A. Arrendamento Mercantil, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Santander Capitalização S.A., Aymoré CFI, Evidence Previdência S.A. and Sancap Investimentos e Participações S.A. He is also Administrator of Santander Brasil Administradora de Consórcio Ltda. He also serves as a member of the Fiscal Council of the Brazilian Federation of Banks, of the National Federation of Banks, of the Brazilian Institute of Banking Science and of the Banks Union in the states of São Paulo, Paraná, Mato Grosso, Mato Grosso do Sul, Acre, Amazonas, Pará, Amapá, Rondônia and Roraima. He has professional experience as a teacher at ABEU—Faculdades Integradasm, as Professor III, between March 1991 and February 1999, as a teacher for General Accounting under the accounting degree curriculum; at the Faculdade de Direito Cândido Mendes, as a substitute professor between March of 1997 and December of 1998, where he taught Elements of Accounting under the law degree curriculum; and at the Sponsor of Seminars promoted by IOB and IBRACON, in the year 1990, where he taught as part of the Training Programs of Accounting for Non-Accountants.

Ana Paula Vitali Janes Vescovi. Mrs. Vescovi is Brazilian and was born on April 8, 1969. She has a degree in Economics from Universidade Federal do Espírito Santo, a Master in Public Administration from Brazilian School of Public Administration at Fundação Getúlio Vargas in Rio de Janeiro/RJ, a Master in Public Economics from Universidade de Brasilia/DF and a postgraduate degree in Public Policies and Government Management from the National School of Public Administration/DF. Since 1999, she has worked in public service, with an emphasis on fiscal and financial management and public policies, with executive experience in the three spheres of government. She served as Chairman of the Board of Directors of Banco do Estado do Espírito Santo – BANESTES, Instituto de Resseguros do Brasil and Caixa Econômica Federal, and is a member of the Board of Directors of Eletrobras. Nowadays, she serves as a member of the Board of Directors of Ultrapar. She held the positions of Secretary of the National Treasury and Executive Secretary at the Ministry of Economy, between 2016 and 2018. As one of our officers, she is responsible for the macroeconomic research area.

André de Carvalho Novaes. Mr. Novaes is Brazilian and was born on April 14, 1969. He holds a degree in Economics from the Universidade Federal Fluminense and an executive MBA from BPS Business School (São Paulo and Toronto). From 1993 to 1997, he served as Products Coordinator in Santander Brasil, where he was responsible for credit proposals analysis, and in several areas at Aymoré CFI and in posts as commercial operator and credit and collection chief. In 1996, he served as coordinator of products in São Paulo. From 1997 to 2001, he served as commercial manager. From 2002 to 2008, he served as Regional Manager. From 2008 to 2012, he served within Santander Brasil as the person responsible for the Other Assets segment in Aymoré CFI. Since 2012, he has served as Executive Superintendent in Santander Brasil, with responsibility for Aymoré CFI’s Vehicle Partnerships. In December 2012, he became the Commercial Coordinator of Aymoré CFI, with responsibility for the Commercial and Partnerships team. Currently, Mr. Novaes is head of Santander Financiamentos and reports to the CFO. He is also Executive Officer of Aymoré CFI, Vice Chairman of the Board of Directors and Vice President Officer of Webmotors S.A., and a member of the Board of Directors of Banco Hyundai Capital Brasil S.A., Santander Auto S.A. and Loop Gestão de Pátios S.A. He is also a member of the Board of Directors and Institutional Relations Officer of Banco RCI Brasil S.A.

André Juaçaba de Almeida. Mr. Juaçaba de Almeida is Brazilian and was born on September 27, 1974. He holds a degree in economic sciences from Universidade Candido Mendes. Prior to joining Santander Brasil, Mr. Juaçaba de Almeida held positions in structured transaction at Citibank and at Banco Goldman Sachs in the commercial area of Foreign Exchange Derivatives, Interest and Commodities. As one of our officers, Mr. Juaçaba de Almeida is responsible for the relationship with large corporations: Banking, as well as our Investment Banking.

André Rosenblit. Mr. Rosenblit was born May 1, 1969. He holds a degree in business administration from the Fundação Álvaro Penteado. Prior to joining Santander Brasil, Mr. Rosenblit held management positions at Banco Safra S.A. and Banco Deutsche. Currently he is also an officer of Santander Corretora de Câmbio e Valores Mobiliários S.A. As one of our officers, Mr. Rosenblit is responsible for the Equities Area.

Carlos Aguiar Neto. Mr. Aguiar is Brazilian and was born on March 5, 1971. He holds a degree in Electrical Engineering from Fundação Armando Alvares Penteado with a specialization in Business Administration from Fundação Getúlio Vargas. From 1996 to 2007, he worked as Treasurer of Cargill Agrícola S.A., officer of Cargill Previdência and Executive Officer of Banco Cargill S/A. From 2007 to 2010, he was CFO and Investor Relations at BrasilAgro – Cia Brasileira de Propriedades Agrícolas S.A. From 2010 to 2015, he was CEO at Macquarie Crop Partners LP at Macquarie Bank, responsible for funds that invest in farms and grain production in Brazil and Australia. Mr. Aguiar is also Executive Officer of ABAG (Associação Brasileira do Agronegócio), a member of COSAG (Conselho Superior do Agronegócio da Fiesp) and Executive Officer of FEBRABAN (Federação Brasileira de Bancos) on the Rural Credit Sector Commission. Since 2015, he has been responsible for the agribusiness area of Santander Brasil. He is also a member of our Sustainability Committee and Executive Officer of Banco Bandepe S.A.

Cassio Schmitt. Mr. Schmitt is Brazilian and was born on April 23, 1971. He holds a degree in Economics from the Universidade Federal do Rio Grande do Sul, a master’s degree in Corporate Economics from Fundação Getúlio Vargas and an MBA from the Sloan School of Business, Massachusetts Institute of Technology. He was an Economist of Banco de Crédito Nacional S.A. and of UNIBANCO – União de Bancos Brasileiros S.A. from 1995 to 1999. He was an associate of the Leveraged Finance team of UBS Warburg in 2000 in New York, Project Finance Superintendent of UNIBANCO from 2001 to 2003 and Corporate Banker of UNIBANCO’s Representative Office in New York from 2003 to 2004. He became responsible for the project finance team of Santander Brasil from 2004 to 2010, adding the areas of acquisition finance and syndicated lending. From 2011 to 2012, he was the Director responsible for the Wholesale Risk Department, and from 2013 to 2014 he was responsible for Global Transaction Banking, including Cash and Trade. From 2015 onwards, he led several businesses in the Retail Banking, such the Credit Recovery Business and the Personal and SMEs Credit Products, including Payroll Loans, Agro and Mortgage Loans, and the Innovation team. Currently, Mr. Schmitt serves as our officer in charge of the Retail Corporate Business, Government and Institutional clients. He was member of the Board of Directors of Banco Olé Consignado S.A. and Super Pagamentos e Administração de Meios Eletrônicos S.A. (“Superdigital”).

Celso Mateus de Queiroz. Mr. de Queiroz is Brazilian and was born on September 19, 1974. He holds a degree in Business Administration from UNIB – Universidade Ibirapuera and a postgraduate degree in marketing administration from Fundação Armando Alvares Penteado, an MBA in business management from Fundação Getúlio Vargas and an MBA in Business Management from INSPER. Prior to joining Santander Brasil, de Queiroz held management positions at Banco Real S.A. As one of our officers, Mr. de Queiroz is responsible for Rede SP Capital.

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

Daniel Fantoni Assa. Mr. Assa is Brazilian and was born on December 12, 1975. He holds a degree in Business Administration from Fundação Alberto Alvares Penteado and an MBA from Instituto Brasileiro de Mercado de Capitais. He started his career at Banco Real working at Corporate and Investment Banking and was responsible for structuring the areas of the commercial bank and investment bank. At Santander Brasil, between 2008 and 2011, he was Executive Superintendent of Corporate & Investment Banking; between 2011 and 2014, he was Executive Superintendent of Credit Recovery; between 2015 and 2016, he was Executive Superintendent of Corporate; and between 2016 and 2019, he was Executive Superintendent of Wholesale Risk. As one of our officers, he is responsible for the Corporate Risks area.

Francisco Soares da Silva Júnior. Mr. Soares is Brazilian and was born on January 23, 1970. He holds a degree in accounting from the Centro Universitário do Maranhão and in Administration from Faculdade Natalense. He completed specialization courses in Human Resources from Fundação Getúlio Vargas. He worked at Banco Santander (Brasil) S.A. from 2001 to 2017, holding several management and superintendent-level positions at the Company. In 2017 he assumed the position of Chief Executive Officer at Banco Olé Consignado, where he served until 2020. Currently, as one of our Executive Officers, he is responsible for the external distribution and sales channels.

Franco Luigi Fasoli. Mr. Fasoli is Brazilian and was born on September 18, 1975. He holds a degree in Business Administration from Fundação Armando Alvares Penteado and a postgraduate degree in Financial Economics from Universidade de São Paulo. Working since 1997 with financial institutions, he started his career at Santander Brasil as Senior Manager of Products and Marketing. He worked for 13 years in Argentina, Italy and Spain, where he was responsible for multinational companies and later for Trade Finance & Correspondent Banking & Cash Management for Latin America. Since 2014, back in Brazil, he has been working in the Companies Market and in the Retail Network. As one of our officers, he is currently responsible for Small & Medium Companies.

Geraldo José Rodrigues Alckmin Neto. Mr. Rodrigues is Brazilian and was born on September 8, 1981. He graduated in Business Administration from Pontifícia Universidade Católica de São Paulo. At Santander Brasil he served as Executive Superintendent since 2013. Between 2008 and 2013 he was Executive Superintendent of Insurance at Banco Santander México, attending the “Programa de Futuros Diretivos.” From 2004 to 2008, he served as Relationship Manager and Foreign Trade. As one of our directors, he is currently responsible for the development of our investment business, as well as high-income clients and Santander Capitalização S.A.

Germanuela de Almeida de Abreu. Mrs. de Abreu is Venezuelan and was born on December 6, 1975. She holds a degree in Economics from Universidad Católica Andrés Bello – Caracas/Venezuela with an MBA in Human Resources from USP (Universidade de São Paulo – São Paulo). She completed the Development Program for Board Members by Fundação Dom Cabral. She served at Banco da Venezuela (Grupo Santander Caracas) as Senior Risk Analyst from 1999 to 2001. At Santander Brasil, she was Senior Sales Support Manager between 2001 and 2002, Human Resources Training Consultant between 2002 and 2003, HR Risk Consultant between 2003 and 2006, Executive Manager of HR between 2006 and 2008 and Superintendent of Human Resources between 2008 and 2013. At Banco Santander (Brasil) S.A., she served as Executive Superintendent between 2013 to 2018, where she was responsible for the strategy of Performance Management, Career, Compensation, Benefits and Budget and Expenditure Management for the Bank, and in 2018 she was elected an Officer in our Human Resources area.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in Industrial Engineering from the University of São Paulo and a MBA from the Massachusetts Institute of Technology in Cambridge, MA. Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, managing projects in the financial and retail areas. He is also the Chief Executive Officer of Sancap Investimentos e Participações S.A., and Executive Officer of Banco Bandepe S.A.

Gustavo Alejo Viviani. Mr. Alejo is Argentinian and was born on August 26, 1975. He holds a degree in Economics from Pontifícia Universidade Católica of São Paulo and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. He completed academic extension courses in Business Administration at the University of California, Berkeley, and Advanced Corporate Finance at the London Business School. From July 1997 to March 1999, he was a Junior Research Analyst of Shares and Fixed Income at Citibank (Brasil). He has served at Santander Brasil since 2000, where he has been a Credit Consultant, a Trader, a Senior Relationship Manager, the Superintendent of Corporate and Investment Banking, the Managing Director of our Corporate and Investment Banking Division and the Director responsible for the Credit and Recovery Division in the Wholesale Bank. He currently serves as our Retail Chief Financial Officer and is responsible for the Retail Collections Division.

Gustavo de Souza Fosse. Mr. Fosse is Brazilian and was born on May 14, 1972. He holds a degree in Information Systems Management from União Educacional de Brasília and an MBA in IT Governance and Financial Consulting and Capital Markets. He was an employee of Banco do Brasil for 34 years, holding the positions of Chief Technology Officer and Vice President of Business Development and Technology. In 2021 he was a member of the Board of Directors of Cielo S.A. As one of our officers, Mr. Fosse is responsible for Retail and Financial.

Igor Mario Puga. Mr. Puga is Brazilian and was born on November 10, 1981. He holds a degree in Social Communication from the Casper Líbero School of Social Communication and a degree in Statistics and Applied Research from the Institute of Mathematics and Statistics of the University of São Paulo. After joining IG - Internet Group of Brazil (2000 to 2001) and Terra Networks (2002), he was JWT’s Digital Intelligence Manager from 2003 to 2004 and Africa Propaganda’s Digital Media Manager (from 2005 to 2006). From 2007 to 2014, as Founding Partner and General Officer, he served in the ID\TBWA group. Between 2014 and 2016, he served as Chief Interactive Officer and then Vice President of Integration and Innovation of the DM9DDB. Mr. Puga joined Santander Brasil in 2016, as the officer responsible for the Marketing Department. He was the youngest ever winner of the Caboré Award, and nowadays, in addition of being CMO of Santander, he is Vice President of CENP.

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

José Teixeira de Vasconcelos Neto. Mr. Neto is Brazilian and was born on March 8, 1975. He received degrees in business administration from the University of Pernambuco and in economics from the Catholic University of Pernambuco. He completed specialization courses in finance at the University of Pernambuco, received an MBA in marketing from Fundação Getúlio Vargas, and an MBA in retail from Fundação Getúlio Vargas. Previously, he was the general manager of Banco Citibank S.A. from 2000 to 2003, and a commercial superintendent and executive superintendent at Banco Citibank S.A. - Consumer Finance Unit (Citi Financial) from 2003 to 2007. He was also regional superintendent of Santander Brazil from August 2007 to July 2010, and, from August 2010 to September 2015, was an executive superintendent of the Banco HSBC Brasil network. He has been responsible for our network of branches since 2015, and, in January 2019, was made responsible for the Rede Direct area.

Leandro Alves. Mr. Alves is Brazilian and was born on January 5, 1984. He holds a degree in computer engineering from the Centro Universitário FIEO and a postgraduate degree in administration and Risk Management from Insper. Prior to joining Santander Brasil, Mr. Leandro held data management positions at Banco Real ABN AMRO. As one of our officers, Mr. Alves is responsible for Natural Person and Financial Risk.

Luciana de Aguiar Barros. Ms. de Aguiar Barros is Brazilian, and was born on January 3, 1980. She holds a degree in statistics from the Universidade de Campinas, a postgraduate degree in business administration from Fundação Getúlio Vargas and an MBA in credit risk management from INSPER. She has been a member of the Santander Group since 2010, having several roles in our credit area. As one of our officers, Ms. de Aguiar Barros is currently responsible for Consigned Credit area.

Luis Guilherme Mattos de Oliem Bittencourt. Mr. Bittencourt is Brazilian and was born on December 4, 1973. He holds a degree in Computer Engineering from the University of Campinas. He started his professional career in Banco Itaú-Unibanco serving in the areas of Business Intelligence, Electronic Channels and CRM, where he acquired 14 years of experience. From 2010 to 2012, in Banco HSBC Brasil, Mr. Bittencourt served in the areas of Distribution, Digital Channels and Customer Relationship Management, or “CRM.” Since 2013, Mr. Bittencourt has served in Santander Brasil, initially as Executive Superintendent of CRM, Digital Channels and Management Information System, Customers Intelligence and CRM, and currently serves as the officer responsible for Customers’ Service.

Luiz Masagão Ribeiro Filho. Mr. Masagão is Brazilian and was born on September 1, 1976. He holds a degree in Business Administration from Fundação Getulio Vargas. He started his career in 1997, serving as Operator of Interest Rates Options in Brazil at Banco Citibank S.A. until 2005. He was the Senior Operator of Foreign Exchange Options from February 2005 to September 2005 in ING Bank N.V. Back at Banco Citibank S.A., he was Executive Manager from 2005 to 2008 and Superintendent from 2008 to 2009. Mr. Masagão served as Executive Superintendent of Fixed Income Sales from 2009 to 2010 at Morgan Stanley and then joined Santander Brasil’s team, initially serving as Chief of the GCB/Corporate Sales team, from 2010 to 2014, and last as Brazil’s Sales Executive Superintendent. On November 2018, he became the Treasurer of Santander Brasil, responsible for treasury operations, including Proprietary Trading, Market Making, Sales and Products. He is also Executive Officer of Banco Bandepe S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A.

Marcelo Augusto Dutra Labuto. Mr. Labuto is Brazilian and was born in Belo Horizonte, in the State of Minas Gerais on September 3, 1971. He holds a Bachelor’s Degree in Business Administration from UNB (Universidade de Brasília) with an MBA in Marketing from COPPEAD UFRJ (Instituto de Pós-Graduação em Administração e Pesquisa da Universidade Federal do Rio de Janeiro). He served as Vice President of Retail Business at Banco do Brasil between 2017 and 2018 and CEO between 2018 and 2019. Previously, Mr. Labuto was CEO of BB Seguridade Participações S.A; Officer of Insurance, Open Pension Plans and Capitalization; Loans and Financing Officer; General Manager at the Affiliated Entities Governance Unit and General Manager at the Strategic Partnerships Unit at Banco do Brasil. Mr. Labuto was a member of the Board of Directors of BB Seguridade Participações S.A.; Banco Votorantim; Brasilcap Capitalização S.A.; IRB Brasil Resseguros; Elo Participações S.A.; Companhia Brasileira de Soluções e Serviços; BB Mapfre SH1 Participações S.A.; Mapfre BB SH2 Participações S.A.; Brasilprev Seguros e Previdência S.A.; CIELO S.A.; Vale S.A.; Brasildental Planos Odontológicos; Alelo S.A; Movera S.A; Livelo S.A; and Banco CBSS. He served as a member of the Advisory Committee of Brasilprev Seguros e Previdência; a member of the Executive Committee of Grupo Segurador BB and Mapfre; a member of the Innovation Committee of CIELO S.A.; and a member of the Compliance and Risk Committee of Vale S.A. As one of our officers, he was responsible for the Natural Persons Area, in Retail during 2020 and 2021 and currently leads our distribution channels.

Maria Teresa Mauricio da Rocha Pereira Leite. Ms. Pereira Leite is Brazilian and was born on June 21, 1967. She holds a degree in finance from Fundação Armando Alvares Penteado. Prior to joining Santander Brasil, Ms. Pereira Leite held management positions at ABN AMRO Bank N.V., Royal Bank of Scotland Business and Deutsche Bank. She was also CEO & Head of Corporate Banking at Deutsche Bank responsible for corporate banking products and relationships with multinational subsidiaries. Ms. Pereira Leite joined Santander Brasil in 2021 as a Statutory Director of the Corporate Banking division.

Marilize Ferrazza Santinoni. Mrs. Santinoni is Brazilian and was born on November 20, 1965. She holds a degree in Business Administration from the Universidade de Ijui-RS and an MBA of Business Management from Fundação Getúlio Vargas, Passo Fundo-RS. She has been an employee of Banco Santander (Brasil) S.A. since 1984, where she worked at several roles both in Management and Regional Superintendence. Since 2016, she has been acting as Executive Network Superintendent, and currently, as one of our officers, she is responsible for the banking network of Paraná and the northern region of Santa Catarina for Banco Santander (Brasil) S.A.

Murilo Setti Riedel. Mr. Riedel is Brazilian and was born on May 17, 1963. He holds a degree in business administration from the University of São Paulo – FEA, and an MBA from the University of São Paulo – FEA. Before joining Santander, Mr. Riedel held management positions at HDI Seguros S.A, acting as Technical Director and Chief Executive Officer. From 2019 to 2022 he was chairman of the Board of Directors of Santander Auto S.A.

Paulo César Ferreira de Lima Alves. Mr. de Lima Alves is Brazilian, born on October 18, 1968. He holds a degree in economics from the Universidade de Fortaleza – UNIFOR and a postgraduate degree in Financial Management and Controllership from the Fundação Getúlio Vargas. Prior to joining Santander Brasil, Mr. Paulo held management positions at Banco ABN AMRO Real S.A. As one of our officers, he is currently responsible for Northern Network Banking.

Paulo Sérgio Duailibi. Mr. Duailibi is Brazilian, born on September 28, 1966. He holds a degree in business administration from the Universidade Federal de Minas Gerais and a master’s degree in business administration from the Fundação Getúlio Vargas. Prior to joining Santander Brasil, Mr. Duailibi held management positions at Banco Safra S.A. and BankBoston Banco Múltiplo S.A. He was Vice-Chairman of the Board of Directors and Effective Member of the Deliberative Council of the Associação Brasileira das Empresas de Crédito Imobiliário e Poupança. As one of our officers, he is responsible for the NI & Financial Technology Platform and has been director of Santander Holding Imobiliária since 2020.

Ramón Sanchez Díez. Mr. Sanchez is Spanish and was born on October 29, 1968. He holds a bachelor’s degree in Economics from the Universidad Autónoma de Madrid and has completed an Advanced Management Program at the Wharton School of Business at the University of Pennsylvania. He is a Certified Regulatory and Compliance Professional (CRCP) and a Certified Anti-Money Laundering Specialist (CAMS). He served as a Financial Analyst and Portfolio Manager for Santander Brasil’s New York branch from 1992 to 1997, and as an officer for Strategy and Analysis for Latin American banks at Santander Spain in Madrid from 1997 to 2003. He was an officer for Strategy and Investor Relations for Santander Brasil from 2004 to 2006, Head of Customer Acquisition from 2007 to 2009. He was in charge of our retail banking channels (call center, internet, mobile and ATM) from 2009 until 2011 and, before his current position, he was the Head of Retail Commercial Planning and Communication. Mr. Díez was president of the Spanish Chamber of Commerce in Brazil between 2006 and 2009. As one of our officers, he is responsible for our Compliance Department. He also serves as Executive Officer of Banco Bandepe S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A.

Ramon Sanchez Santiago. Mr. Ramon Sanchez Santiago is Spanish and was born on May 25, 1969. He graduated in Law from the University of Salamanca, Spain. From 2000 to 2010, he was Head for Internal Audit at different Banks of Santander Group (Puerto Rico, Chile, SCF). Between 2010 and 2011, he was Project Leader of the Santander Group, responsible for the project to reduce the Risk Weighted Assets (RWA) throughout the Group. He was also Head of Internal Audit at Santander UK from 2011 to 2014. From 2015 to 2018, he served as Internal Audit Officer of the Santander Group for Capital and Solvency. As one of our Executive Officers, Mr. Santiago has been responsible for our Internal Audit area since September 2018.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. He served for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001 rendering tax advisory services to Brazilian and multinational entities. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. As one of our Officers, he is responsible for tax issues, accounting rules and corporate reorganization processes. He also serves as Administrator of Aquanima Brasil Ltda. and Summer Empreendimentos Ltda., as Executive Officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Banco Bandepe S.A., Fundação Santander and Santander Global Cards & Digital Solutions Brasil S.A., and as Vice President Officer of Santander Corretora de Seguros, Investimentos e Serviços S.A.

Ricardo Olivare de Magalhães. Mr. Olivare is Brazilian and was born on January 26, 1979. He holds a degree in Statistical Mathematics from the Institute of Mathematics and Statistics of the University of São Paulo and holds a Master’s degree in Applied Statistics also from the Institute of Mathematics and Statistics of the University of São Paulo. An employee of Banco Santander (Brasil) S.A. since 2001, he has held several positions in the Company’s credit area. In 2008 he held the position of CRM Deputy Director at Banco Santander México and as Director of Analytical Marketing from 2010. In 2012 he returned to Banco Santander (Brasil) S.A. to assume the position of Executive Superintendent responsible for the credit recovery strategy. In 2017 he became Executive Superintendent of products and channels of Aymore Crédito, Financiamento e Investimento S.A. He currently holds a position as Statutory Director of Aymore Crédito, Financiamento e Investimento S.A. and Webmotors S.A.

Roberto Alexandre Borges Fischetti. Mr. Fischetti is Brazilian and was born on August 28, 1975. He holds a degree in Economics from the business school of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade (FEA), Universidade de São Paulo). Mr. Fischetti has acted in the Brazilian financial market and banking industry since 1998. From 1998 to 2003, he worked at Deutsche Bank as Fixed Income Trader, responsible for management interest rate and foreign exchange positions. From 2004 to 2007, he was Superintendent of Treasury Products at Banco Real, responsible for the structuring of operations and treasury products and coordination of the product team. Since 2007, Mr. Fischetti was Financial Executive Superintendent of Santander Brasil, responsible for the management of structural interest and exchange rate exposures, local and external liquidity management, and the pricing of commercial operations. As one of our officers, he is responsible for the ALM financial management. He is also a member of the Board of Directors of Banco RCI Brasil S.A.

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

Rogério Magno Panca. Mr. Panca is Brazilian and was born on December 30, 1970. He holds a degree in Economics from the Universidade Católica de Santos, holds a postgraduate degree in Business Administration from Fundação Getúlio Vargas and an MBA in International Business from FEA-USP. He served as executive manager of structured operations by Banco do Brasil between 2008 and 2011. In the period from 2011 to 2013, he was Head of Large Corporate for Banco do Brasil and in 2014, became Head of the Governance Unit of Entities Linked to Banco do Brasil. Between 2015 and 2019, he was a member of the Board of Directors of Banco Digio S.A., Cateno S.A., Elo Serviços S.A., Livelo S.A., Alelo S.A. and Cielo S.A. During this period he was also officer of Banco do Brasil responsible for division of Means of Payment. Since 2019, he is a superintendent and an officer and member of the Board of Directors of Elopar. He joined Santander Brasil in 2019 and currently is one of our directors responsible for the area of Cards and Digital Payments.

Sandro Kohler Marcondes. Mr. Marcondes is Brazilian and was born on April 16, 1964. He graduated in Business Administration from Unicentro Paraná. He completed his Master Degree in Business Administration by Fundação Getúlio Vargas. At Santander Brasil since 2018, he served as Executive Superintendent Global Debt Financing. In 2018, he served as Executive Officer of Financing and Investor Relations at Neoenergia S.A. From 2005 to 2018 he served as Executive Officer at Banco do Brasil S.A. and also at Banco do Brasil S.A. from 1999 to 2004 he served as General Manager in Paris and Assistant General Manager. Currently he is the Officer responsible for Global Debt Financing structure, managing the activities of Debt Capital Markets.

Sandro Mazerino Sobral. Mr. Sobral is Brazilian and was born on February 24, 1975. He holds a degree in Economics from the Universidade Presbiteriana Mackenzie with a specialization in Economic Sciences from the FEA USP and in Banking from the IBMEC-SP. An employee of Banco Santander (Brasil) S.A. since 2003, he has held various positions in the Company’s capital markets and trading area, being responsible for managing the portfolios of fixed income, inflation, accrual, FX and equities. Since 2017 he has been in charge of our trading desks.

Sandro Rogério da Silva Gamba. Mr. Gamba is Brazilian and was born on August 31, 1975. He holds a degree in Civil Engineering from Universidade Mackenzie, an a post-graduate degree in Production Engineering from Universidade de São Paulo –USP and Real Estate Business from Fundação Armando Alvares Penteado – FAAP and MBA from Insper. At Gafisa S.A., from 1998 to 2004 he held positions like: engineer, coordinator and manager; from 2004 to 2007 he served as new business manager; from 2007 to 2011 he served as Director; from 2011 to 2014 served as Executive Officer and, at last, he served as CEO from 2014 to 2018. In addition, he served as member of the Board of Directors of Construtora Tenda from 2012 to 2014 and of Alphaville Urbanismo from 2017 to 2019. Currently he is the Officer responsible for Real Estate Business and Real Estate Credit platforms.

Thomaz Antonio Licarião Rocha. Mr. Licarião Rocha is Brazilian, born on March 2, 1977. He has a degree in advertising and marketing from the Escola Superior de Propaganda e Marketing. He has been part of the Santander Group since 2000, having several roles within the commercial area. As one of our officers, he is currently responsible for Assets and Risks Platform.

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

Tiago Celso Abate. Mr. Abate is Brazilian and was born on June 12, 1980. He holds a degree in economics from the Pontifical Catholic University and a postgraduate degree in finance from INSPER and an MBA in Retail Management and Digital Business from FIA and FIAP, respectively. He has worked for Grupo Santander since 2005, having several roles related to the retail area of the Bank. As one of our officers, he is currently responsible for the structure of Consumers and High Income in Retail.

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

6B. Compensation

Compensation of Directors, Executive Officers and Members of the Audit Committee and Members of Our Fiscal Council

We endeavor to have a compensation policy that is consistent with the interests of our shareholders, creates long-term value and is compatible with adequate, rigorous risk management and long-term strategy, values and interests, while also enabling us to maintain a solid capital base.

Our shareholders establish the maximum total annual aggregate compensation of our Directors and Officers at the annual shareholders’ meeting. The compensation of the members of our Audit Committee is established by our Board of Directors and the compensation of the members of our Fiscal Council is established at the annual shareholders’ meeting. The compensation of our directors, officers, members of our audit committee and members of our fiscal council is as follows:

Board of Directors

All members of our Board of Directors are entitled to fixed compensation composed of monthly payments and benefits within the limit approved at our annual general shareholders’ meeting, In exceptional cases, the Chairman of our Board of Directors may also receive an annual variable compensation for his or her duties, as determined by the Compensation Committee and the Board of Directors, within the annual limit set forth at the annual shareholders’ meeting, If granted, such variable compensation should consider the form of payment and the different deferral percentages, according to the level of variable compensation received in the year, and observe the malus and/or clawback clauses with the possibility of reducing and/or returning up to 100% of the value of the variable compensation.

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

The variable compensation shall be paid considering the different deferral percentages, depending on the level of the variable compensation received in the year (includes amount of Long-Term Incentive - ILP in the year of grant, valued at the granting price), and observing the malus and/or clawback clauses with the possibility of reducing and/or returning up to 100% of the value of the variable compensation in the assumptions.

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

Fiscal Council

Our Fiscal Council is a non-permanent body. Members of our fiscal council are entitled to fixed compensation composed of monthly fees in the amount approved at our General Shareholders’ Meeting, the last of which was held on April 30, 2021.

Advisory Committees

The members of advisory committees are also entitled to fixed compensation composed of monthly fees. Only those members who do not occupy a position on the Board of Executive Officers are entitled to this compensation.

Compensation Plan Overview

At the general shareholders meeting held on April 30, 2021, the compensation limit was set up to R$433.94 million for our Directors and Executive Officers and R$4,832 million for our Audit Committee for the 12-month period starting on January 1, 2021, as proposed by the Board of Directors at the meeting held on March 26, 2021. As for the Fiscal Council, the general shareholders’ meeting approved a monthly compensation of R$11,985 thousand for each of the members, provided that the alternate members shall only receive such compensation in the event they replace the effective members. For the abovementioned twelve-month period, members of our Board of Directors and Executive Officers received a total of approximately R$352.6 million, members of our audit committee received a total of approximately R$3.2 million and members of our Fiscal Council received a total of approximately R$449.7 thousand. The total amount of contributions for pension plans of our Board of Directors and Executive Officers in 2021 was R$57 million.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of their directors, members of the Fiscal Council, if installed, and officers without stating their names. The table below presents the information for the years ended 2021, 2020 and 2019:

	Board of Executive Officers			Board of Directors			Fiscal Council
	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Nº of members	50.00	45.00	41.70	12.00	9.00	9.90	6.00	6.00	2.50
Nº of paid members	45.16	39.00	40.90	5.58	4.75	4.80	3.00	3.00	1.30
Value of highest compensation (Reais)	59,029,586.25	46,953,181.92	45,325,345.00	2,129,585.07	1,802,918.40	1,752,022.72	142,710.00	139,600.00	55,370.00
Value of lowest compensation (Reais)(1)	2,098,466.40	1,791,418.04	1,843,405.07	762,000.00	762,000.00	769,131.80	142,710.00	139,600.00	—
Average value of compensation (Reais)	7,674,778.20	6,495,886.87	664,784,260	1,064,162.32	1,037,445.25	1,012,232.27	149,901.00	139,600.00	132,888.00

(1)	The value of the lowest individual remuneration considers only members who have exercised their functions in the 12-month period of the fiscal year in question. The amounts do not include social charges.

As approved by our Board of Directors at the meeting held on December 23, 2009, our Directors and Executive Officers, are indemnified in relation to claims arising during their time in office. The indemnity exclusively covers court or administrative costs and legal fees, except in cases of bad faith, gross negligence, willful misconduct or mismanagement by our Directors or Executive Officers. This indemnity was disclosed to the members of the audit committee, the Compensation Committee and the Fiscal Council.

Variable Compensation

The criteria for granting and paying variable compensation vary according to the activities performed by the different areas and, therefore, payment of the variable compensation may differ depending on the department and activities performed by each member.

Long Term Incentive Programs

Our long-term incentive plans are established in line with our business strategy. Each plan has a specific set of indicators and operating rules, and grants within our plans may be either global (i.e., based on shares in Santander Spain) or local (i.e., based on shares in Santander Brasil). The grants and payments under each of our long-term incentive plans must be approved by our governance, structures in place at the time of approval, including the human resources and finance departments, and must comply with applicable laws and regulations governing such plans.

Executive officers and executives in key positions are eligible to participate in these plans, which last three years, and foster our executive officers and executives’ commitment to our long-term results, Members of the Board of Directors can only participate if they are Executive Officers.

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

Pursuant to Brazilian law, variable compensation is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least 3 years. These rules became effective as from January 1, 2012.

The following table summarizes the rules of payment to variable compensation taking as an example the exercise ended on December 31, 2021.

2022	2023	2024	2025
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded
30% in units (with one year lockup)	Remaining 20% in units (with one year lockup)
	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded	Payment calculated on ⅓ units awarded

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

We renew and update our deferral program every year. As of December 31, 2021, we had six plans outstanding: one for each fiscal year: 2016, 2017, 2018, 2019 and 2020. As of December 31, 2021, we recorded total expenses of R$186 million in connection with our Deferral Program compared to total expenses of R$202 million in 2020.

Deferral Program – 2016, 2017 and 2018

Our 2016 to 2018 deferral programs are divided into two programs:

●	Collective Identified – Statutory officers and executives who take significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI, and 50% in units.
●	Collective Unidentified – Employees, Individuals eligible for this program include manager employees and certain of our other employees. Deferred compensation will be paid 100% in cash, indexed to 100% of the CDI.

Deferral Program – 2019, 2020 and 2021

●	Since the financial year 2019, the rule for the Collective Unidentified was changed to “Other Employees,” which includes superintendents and other employees with variable compensation above a minimum established value, and they are also eligible to receive a specific deferral model, applicable according to the function and the level of the variable compensation. Deferred compensation will be paid 50% in cash, and 50% in units.

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

Local Long-Term Incentive Program

We have eleven retention plans for key positions launched between 2019 and 2021. These plans will be paid in SANB11 units and are subject to the application of the malus/clawback clauses, which may result in a reduction or full cancellation in the number of shares to be delivered in cases of failure to comply with internal rules and exposure to excessive risks.

Each participant has a reference value defined in cash, converted into SANB11 units, usually at the average price of the last 15 trading sessions immediately prior to the payment of the plan, At the end of the vesting period, the resulting shares are delivered with a one-year restriction, and this payment is still subject to the application of the malus/clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks.

For the fiscal year 2021, we incurred expenses of R$26 million, with respect to the Local Long-Term Incentive Program, compared to total expenses of R$11 million in the year ended December 31, 2020.

Global Long-Term Incentive Program

Long-Term Incentive Global Plan CRDIV – Grant 2015

Payment for the Santander Spain shares resulting from the final achievement of the plan was made in cash in March 2019 based at a price of R$45.49 to the “Extended Group” participants (without restriction of disposal) and to the participants of the Identified Collective in March 2020, after the one year restriction period, following which this plan was discontinued.

Long-Term Incentive Plan – Digital Transformation Award

We currently have two global plans launched in 2019 and 2020. Eligible executives had an incentive target set in reais. Payment according to the achievement of performance indicators will be calculated in shares and options of Santander Spain (SAN), after a deferral period of three years, with equivalent settlement in reais.

For the year ended December 31, 2021, we incurred expenses of R$4.3 million in connection with the Global Long-Term Incentive Program, compared to total expenses of R$0.9 million in 2020.

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

The current members of the Board of Directors were elected at the ordinary shareholders’ meeting held on April 30, 2021 and on the extraordinary shareholders’ meeting held on December 17, 2021, to serve until the ordinary shareholders’ meeting to be held in 2023. The current Executive Officers were elected at Board of Directors meetings held on May 3, 2021, July 1, 2021 and November 1, 2021 for terms of office until the first Board of Directors meeting occurs after the ordinary shareholders’ meeting, which is to be held in 2023. The Board of Directors usually meets nine times a year, but meetings may be held more frequently as the discretion of the Chairman of the Board of Directors. The Executive Officers meet as often as required by the Chief Executive Officer, or a designated person.

On May 27, 2020, our Board of Directors approved its regulations, which can be accessed by shareholders on the website www.santander.com.br/ri, in the section entitled “Corporate Governance—Management Board—Regulations of the Board of Directors.” The information contained on our website, any website mentioned in this annual report, or any website directly or indirectly linked to these websites, is not part of and is not incorporated by reference in, this annual report.

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council, as a publicly held company, is voluntary, Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders, representing at least one percent of the voting shares or two percent of the nonvoting shares. The fiscal council was installed at our ordinary shareholders’ meeting held on April 30, 2021. The current members of our fiscal council were elected at the ordinary shareholders’ meeting held on April 30, 2021 and at the extraordinary shareholders meeting held on December 17, 2021 to serve until the ordinary shareholders’ meeting to be held in 2022.

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

The following table sets forth the members of our fiscal council as of the date of this annual report:

Name	Position	Date of Birth
José Roberto Machado Filho	Member	August 25, 1968
Cassia Maria Matsuno Chibante	Member	May 19, 1978
Louise Barsi	Member	September 7, 1994
Manoel Marcos Madureira	Deputy Member	December 30, 1951
Luciano Faleiros Paolucci	Deputy Member	December 12, 1977
Valmir Pedro Rossi	Deputy Member	June 10, 1961

Below are the biographies of the members of our fiscal council,

José Roberto Machado Filho. Mr. Machado is Brazilian, born on August 25, 1968. He holds a bachelor’s degree in Electrical Engineering from the Faculty of Industrial Engineering (FEI) of São Paulo and a Master’s degree in Business Administration, Economics and Finance from the University of São Paulo. Mr. Machado was an engineer at Keumkang Limited from 1990 to 1991, foreign exchange manager from 1992 to 1995 and manager of trading desk for emerging markets from 1992 to 1996 at Banco CCF Brasil S.A. He was also an executive director of Banco Rabobank Internacional Brasil SA from 1998 to 2003 and was executive director of Banco Real from 2003 to 2009. He was also a member of the management of Banco Santander (Brasil) S.A. until April 2020. He is currently a member of the board of directors at Heluz, Can TeraMed | OnixCann and Bright Cities.

Cassia Maria Matsuno Chibante. Ms. Matsuno is Brazilian, born on May 19, 1978. She holds a Bachelor’s Degree in Law from the University of São Paulo (USP) and a Bachelor’s Degree in Business Administration from Fundação Getúlio Vargas. She also has an MBA in finance from IBMEC. Ms. Matsuno was a manager in the area of direct taxes at Arthur Andersen / Deloitte Touche Tohmatsu from 1999 to 2004. From 2004 to 2016, she was superintendent of finance at Banco Santander (Brasil) S.A., with a focus on the area of tax planning. From 2016 to 2018, she acted as superintendent of the corporate development area of Banco Santander (Brasil) S.A. In 2018, she became the superintendent of strategy and market analysis at Banco Santander (Brasil) S.A.

Louise Barsi. Ms. Barsi is Brazilian and was born on September 7, 1994. She holds a degree in Economics from Universidade Presbiteriana Mackenzie and in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP). She holds a postgraduate degree in Capital Markets from Fundação Escola de Comércio Álvares Penteado (FECAP). Ms. Barsi is a CNPI analyst, having worked at Elite Investimentos from 2015 to 2019, participated in the Fiscal Council of Unipar Carbocloro from April 2016 to October 2017 and the Fiscal Council of Aes Brasil from April 2019 to July 2020, and was a substitute member of the Fiscal Council of Eletropaulo (Enel). She is currently a member of the board of directors at Eternit since December 2017, where she also coordinates the Audit and Finance Committee, a Deputy Member of the board of directors at Unipar Carboclo since April 2018 and a Fiscal Council Member at Klabin since April 2019 and at Aes Brasil since April 2021. Ms. Barsi is also an effective member of Fiscal Council of Banco Santander (Brasil) S.A. for the term of 2021/2022, elected in separate votes by the majority of minority shareholders holding non-voting preferred shares attending the ordinary shareholder’s meeting held in April, 2021.

Manoel Marcos Madureira. Mr. Madureira is Brazilian and was born on December 30, 1951, He holds a Bachelor’s degree in Mechanical Engineering from the Universidade de Taubaté in São Paulo and a degree in Business Administration from the Tokyo International Center in Japan. From 1976 to 2005 he worked in the automotive industry, as an officer of institutional relations and communications for Fiat Automóveis and Mercedes Benz of Brasil. From 1998 to 2005 he was Vice President of the Automobile Manufacturers Association and President of the Automotive Engineering Association. In 2006, he was elected Vice President of the Corporate Affairs department of Santander Brasil, and in 2007 assumed the Vice Presidency of the Brazilian Federation of Banks. In 2008, he was transferred to the Santander Spain Group as the Communication Officer for Latin America, where he remained until September 2012. In October 2012, he returned to Brazil as Executive Officer in charge of the Corporate Communications and Institutional Relations Departments of Santander Brasil, and was Executive Vice President responsible for the Communication, Marketing, Institutional Relations and Sustainability departments of Santander Brasil until 2018. Mr. Madureira was also the Chief Executive Officer of Rojo Entretenimento

S.A. and Executive Officer of Universia Brasil S.A. (companies part of Santander Group). Mr. Madureira is currently an alternate member of the Fiscal Council of Santander Brasil and President of the Brazilian – Spain Chamber of Commerce.

Luciano Faleiros Paolucci. Mr. Paolucci is Brazilian and Italian and was born on December 12, 1977. He has a degree in law from UNIFEB, with a Master’s Degree from the University of Sussex (England) - LLM International Commercial Law. He also holds two specializations in Corporate Law and Financial and Capital Markets by INSPER. He is currently studying for a Master’s Degree in Agribusiness Finance from ESALQ and the law school of University of São Paulo. Mr. Paolucci has four years of experience in England, where he worked as a foreign lawyer. Initially, he worked at the DMH Stallard Solicitors in Brighton, where he worked with contracts, real estate law and damages. Later, he worked at Simmons & Simmons in London, one of the largest law firms in the United Kingdom, working in Finance/Business Law within the department responsible for Project Finance and Oil & Gas. In Brazil, he worked as a lawyer in the corporate department of Demarest e Almeida Advogados, focused on M&A and Corporate Law. He then worked at Mattos Filho Advogados, where he focused his practice on commercial contracts in general. He was a lawyer at Santander Brasil for seven years, working in the Private Equity, Corporate Law and the M&A departments. He is currently one of the partners of De Luca & Oliveira Advogados, responsible for corporate related matters. Mr. Paolucci was an effective member of the Fiscal Board of Banco Olé Consignado between June 2019 and January 2020, and since April 2019, is an alternate member of the Fiscal Council of Santander Brasil.

Valmir Pedro Rossi. Mr. Rossi is Brazilian and was born on June 10, 1961. He holds a degree in Accounting from the Universidade de Passo Fundo, a postgraduate degree in Finance from the Universidade de Caxias do Sul, a Marketing degree from PUC Rio de Janeiro and MBAs from Universidade de São Paulo (USP) and from UNB-Brasília. He is a Board member and Fiscal Council member certified from the IBGC. He also acted as Accountant at Casfor Ogr. Contábeis and Bertol S.A., as consultant at Sebrae RS, and for 30 years occupied several positions at Banco do Brasil S.A, the State Superintendent of Pará, State Superintendent of Rio Grande do Sul, Superintendent of retail at São Paulo, and also Corporate and Regional Superintendent for Latin America. He also served as CEO of Banco da Amazônia, a publicly traded federal bank, headquartered in Belém (PA). He worked as a Board member or Fiscal Council member at the following companies: Metalúrgica Gerdau S.A., Brasilprev S.A., BB Seguridade S.A, Fucapi S.A., Banco da Amazônia S.A., besides several other entities and associations. He is currently an effective member of the Fiscal Council of KaMin Cadam S.A and CSN S.A and a member of the audit committee of BRF S.A. and SIMPAR S.A. (holding company of JSI, Movida, etc.). He is a member of the Ethics Committee in Corporate Governance of the IBGC - Instituto Brasileiro de Governança Corporativa and a member of the Fiscal Council of the Instituto Mulheres em Operações, and also an alternative member of the Fiscal Council of Banco Santander (Brasil) S.A. for the terms of 2020, 2021 and 2022, and was elected in a separate vote by the majority of shareholders along with minority shareholders holding preferred shares without voting rights attending the Annual General Meeting held in April 2021.

Board Advisory Committees

Audit Committee

Under Brazilian law, including Brazilian Central Bank regulations, an audit committee is a statutory board, separate from the board of directors and created by a shareholders’ resolution. The members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. All members of our audit committee meet such independence requirements. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, as specified in Section 3(a)(58) of the Exchange Act, our board of directors functions as our audit committee for the purpose of approving any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer, such as us, is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets certain requirements. As a foreign private issuer, we rely on the exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our audit committee, and we believe that our audit committee complies with the aforementioned exemption requirements. Except in these respects, our audit committee performs the functions of the audit committees of U.S. companies. For more information, see “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

Our audit committee has as its main functions:

●	to advise the board of directors on the engagement or replacement of the independent auditor;
●	to review, prior to publication, the interim financial statements, including the notes, the management report and the opinion of the independent auditor;
●	to evaluate the effectiveness of the independent and internal audits, including in regard to compliance with normative provisions applicable to us, in addition to internal regulation and codes;
●	to evaluate the fulfillment by our management of the recommendations made by the independent or internal auditors;
●	to prepare, at the end of the six-month period ended on June 30 and December 31 of each year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and
●	to receive and review the reports required by the regulatory bodies concerning the activities of the ombudsman, on each June 30 and December 31 or when a material event is identified.

The current members of the audit committee are Deborah Stern Vieitas, who acts as coordinator, Maria Elena Cardoso Figueira, who acts as financial expert, Vania Maria da Costa Borgerth, and René Luiz Grande. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on May 3, 2021 and June 1, 2021 to serve for a one-year term.

Set forth below are the biographies of the members of our audit committee:

Maria Elena Cardoso Figueira. Ms. Figueira is Brazilian, was born on November 29, 1965 and graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro. Ms. Figueira is a board of directors, Supervisory Board and Audit Committee member certified by the IBGC (the Brazilian Institute of Corporate Governance) and a partner of Figueira Consultoria, her individual advisory firm. Ms. Figueira has attended training programs in Brazil (through ISE, FAAP, KPMG, Gonew and IBGC) and abroad (through IESE, IE and IBGC) and has extensive professional experience in finance and tax, including at Arthur Andersen, Banco Bilbao Vizcaya, KPMG, Santander (in Brazil, as Deputy Director in charge of Tax Planning, and in Spain, from April 2012 to May 2014, where she worked in the Department of Financial Regulation and Accounting Standards focusing on capital allocation). Since 2004, Ms. Figueira has also served as a member of the audit committees and advisory Boards of: (i) Santander Brasil, acting as an independent member of the audit committee since May 2018; (ii) HSBC Brasil S.A. - Banco de Investimentos (from June 2017 to April 2018), as a member and Chairman of the Advisory and Audit and Risk Committee; (iii) HSBC Brasil S.A. - Banco Multiplo, from October 2014 to June 2016, as chairman and member of the Advisory Board and the Audit and Risk Committee; and (iv) Santander Brasil, from August 2004 to April 2012, as an independent member of the audit committee, Coordinator and financial expert. Since 2015, Ms. Figueira has been an associate member and participant of the Financial Institutions Governance Committee, of the Independent Appellate Board and a coordinator of the Women Corporate Directors WCD, Brazil chapter. Since 2017, she has been an associate member and participant of the Strategic Governance Committee of Amcham Brasil. Since 2020, she is also a member of the Audit Committee of the Lojas Americanas S.A. and a member of the Supervisory Board of Camil Alimentos S.A. Since 2021 she has been a member of the Audit Committee of Hospital Sírio Libanês and an alternate member of the Fiscal Council of B3 S.A. Since 2022 she has been a member of the Audit Committee of Br Properties S.A.

Vania Maria Borgerth. Mrs. Borgerth holds a degree in Accounting from Universidade Santa Úrsula, an MBA in Finance from IBMEC, an MBA in IFRS from FIPECAFI and a specialization in accounting from Fundação Getúlio Vargas. She holds a master's degree in Business Administration from IBMEC and is a PhD student in Accounting and Business Administration from FUCAPE Business School. Ms. Borgerth has over 25 years of solid experience in the financial market. At BNDES, she held several executive positions such as Financial Policy and Investor Relations Manager, Chief Accountant, Advisor to the CEO and Controllership Superintendent, Council Member (Fiscal) at FAPES Pension Fund and Member of the Risk Committee. A member of the UN Council for Corporate Reporting (UNCTAD/ISAR), she headed the Brazilian delegation from 2013-2020. Representative of Brazil in several international standards bodies such as IFRS Foundation, IAASB (auditing standards), IESBA (accounting ethics standards), Shift Project (human rights) and IIRC (Integrated Reporting). At the IBGC, she coordinated the "Transparency" pillar of the Positive Governance Agenda, represents the Institute as an IIRC Council Member and participates in the Sustainability Regulation WG. She is the Operational Coordinator of the Federal Accounting Council Working Group that prepared OCPC no. 09 (CVM Resolution No. 14) which deals with Integrated Reporting. She is the author of a book focused on the ethical aspects of The Sarbanes Oxley Act and a lecturer. She holds an International Certificate in IFRS from the Association of Certified Chartered Accountants (ACCA) and a Board of Directors Certificate from the IBGC.

René Luiz Grande. Mr. Grande is Brazilian and was born on April 19, 1953. He holds a degree in Economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in National Financial System from Fundação Instituto de Administração. He was an employee of the Brazilian Central Bank, qualified by the public examination since June, 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank he served as an Analyst from 1975 to 1978; Technical Assistant from 1978 to 1989; Inspection Supervisor from 1989 to 1999; Head of the Banking Supervisory and Technical Department from 1999 to 2003; and Deputy Head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of Head of Human Resources with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975. At Banco Santander (Brasil) S.A., Mr. Grande was Coordinator of the audit committee between the years 2012 and 2017, a member of the Risks and Compliance Committee between January 2018 and June 2020, and is currently an independent member of the Audit Committee.

Deborah Stern Vieitas, See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

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

Our compensation committee has as its main functions:

●	to develop internal compensation policies applicable to our management and make proposals to our board of directors regarding policies for variable and fixed compensation, benefits, and special programs for recruiting and terminations;
●	to supervise the implementation and coming into operation of the compensation policy for our management;
●	to propose to the board of directors the aggregate compensation of our management to be submitted to the general meeting, pursuant to Article 152 of Brazilian Corporate Law;
●	to analyze our internal officer and board compensation policies and procedures in comparison with market practice, and recommend changes to align our policies with market practice if significant differences from market practice are identified;
●	to prepare annually, within 90 days as from December 31 of each year, the compensation committee report, in accordance with applicable statutory and regulatory provisions; and
200

●	to ensure that the management compensation policy is compatible with our risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable regulatory provisions and regulations published by the Brazilian Central Bank.

The current members of the compensation committee are Deborah Patricia Wright, who acts as coordinator, Sérgio Agapito Lires Rial and Luiz Fernando Sanzogo Giorgi. The current members of the compensation committee were appointed on May 3, 2021 and December 17, 2021, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2023.

Set forth below are the biographies of the members of our compensation committee:

Deborah Patricia Wright. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Sérgio Agapito Lires Rial. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Luiz Fernando Sanzogo Giorgi. Mr. Giorgi is Brazilian and was born on September 3, 1964. He has a bachelor’s degree in Business Administration from Fundação Armando Alvares Penteado (FAAP) and over 26 years of experience in management. He started his career in 1982 at Price Waterhouse, where he worked until 1986, and, then at Embraer, where he worked between 1986 and 1989. From 1989 to 2003, he worked as a consultant and director at Hay Group, and from 2003 to 2005, he worked for the Suzano Group as a Vice Chairman of Suzano Holding. He was a member of the Management Committee of the board of directors of Suzano Papel e Celulose, Chief Executive Officer of Suzano Petroquímica and a full member of the Board of Petroflex. In September of 2005, he founded LFG – Assessoria em Gestão Empresarial e Liderança. From 2007 to 2015, he served as a member of the board of directors of Santher S.A. From 2007 to 2011, he served as a full member of the board of directors of J. Macedo Alimentos S.A. In 2008, he served as a full member of the board of directors of Vix Logística S.A. From 2007 to 2008, he served as a member of the HR Committee of the board of directors of Grupo Libra S.A. In 2013, he served as a member of the board of directors of Itautec S.A. Currently, Mr. Giorgi serves as a member of the boards of directors of Vonpar S.A. and Empresas Concremat. He is also a member of the Advisory Board of Heads Agência de Propaganda and chairman of the board of directors of Teadit S.A. He holds the position of member of the HR Committees of Sul América Seguros S.A., Lojas Marisa S.A. and Martins Atacadista S.A. He is also a member of our Nomination and Governance Committee.

Risk and Compliance Committee

The Risk and Compliance Committee is a consultative body, which is responsible for advising our Board of Directors on subjects related to the policies, operational directions and methodologies of capital allocation, risk management and exposure edges, according to applicable regulations, as well as advising on compliance practices that enhance our management regarding transparency and monitoring of compliance functions of the institution. For more details about risk management, see the information under note 46, Risk Management of the financial statements.

The Risk and Compliance Committee is composed of three to six members, provided that the majority of them: (i) may not be, nor may they have been, employees of Santander Brasil in the last six months prior to their appointment; (ii) may not be the spouse or relative of a person referred to in item (i) herein; (iii) cannot receive from us any compensation that does not relate to their role as a member of the risk and compliance committee or the board of directors; (iv) must have experience in risk management; and (v) may not be a controlling shareholder of Santander Brasil, nor participate in decisions at the executive level. The term of office of each of the committee’s members is of two years, reelection permitted, and the members may be removed at any time. The risk and compliance committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the risk and compliance committee are Pedro Augusto de Melo (who acts as coordinator), Sérgio Agapito Lires Rial, José de Paiva Ferreira and Virginie Genès-Petrolinho. The current members of the risk and compliance committee were appointed on May 3, 2021 and December 17, 2021, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2023.

Pedro Augusto de Melo. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Sérgio Agapito Lires Rial. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

José de Paiva Ferreira. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Virginie Genès-Petronilho. Ms. Virginie Genès-Petronilho is a naturalized Brazilian and born in France on August 17, 1962. She holds a degree in business administration from ESCP EUROPE in Paris, France. With 34 years of experience in the banking and reinsurance sectors, she served as Executive Superintendent at BNP Paribas in São Paulo, being responsible for the business management of the customer relationship areas and for the credit portfolio management in Latin America. She also was responsible for the Management of the Credit Risk at Banco Caixa Brasil, also in São Paulo, from May 2009 to October 2011. She worked for 18 years in the ABN AMRO Group: she served as a senior corporate credit analyst at ABN AMRO in Amsterdam from 1997 until 2000, when she became Vice President of the Corporate Credit area within the Risk Department for Latin America at ABN AMRO Banco Real in São Paulo, performing this role until 2005. She was Risk Director at ABN AMRO Bank in Mexico between 2005 and 2008. She was Relationship Manager Banque de Neluflize, Schlumberger, Mallet, a filial from ABN AMRO Group in Paris from 1989 until 1997 and at Credit Commercial de France from 1985 until 1989. Currently, Ms. Genès-Petronilho has been a member of the board of directors of Camara França Brasil since March 2020 and since February 2017 she has been Vice President of Risk Management for Latin America of the Reinsurance Business Unit of SwissRe Brasil Group. She has also been member of Risk and Compliance Committee of the Banco Santander (Brasil) S.A. since June 2020.

Nomination and Governance Committee

The nomination and governance committee is a consultative body which is responsible for advising the board of directors on subjects related to the nomination and governance of Santander Brasil.

The committee is composed of three to seven members, the majority of which must be independent and, preferably also members of the board of directors. The term of office is two years, reelection permitted, and the members may be removed at any time. The committee meetings are held at least four times a year or when extraordinarily convened by its coordinator.

The current members of the nomination and governance committee are Sérgio Agapito Lires Rial (who acts as coordinator), Deborah Patricia Wright and Luiz Fernando Sanzogo Giorgi. The current members of the nomination and governance committee were appointed on May 3, 2021 and December 17, 2021, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2023.

Sérgio Agapito Lires Rial. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

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

The current members of the sustainability committee are Marília Artimonte Rocca (who also acts as coordinator), Álvaro Antônio Cardoso de Souza, Andrea Marques de Almeida, Carlos Aguiar Neto, Luiz Masagão Ribeiro Filho and Tasso Rezende de Azevedo. The current members of the sustainability committee were appointed on May 3, 2021 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2023.

Marília Artimonte Rocca. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Álvaro Antônio Cardoso de Souza. Mr. Álvaro de Souza is Portuguese and was born on September 5, 1948. He holds degrees in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and the Wharton Business School of the University of Pennsylvania. He is the Managing Director of AdS - Management, Consulting and Investments, a firm which provides advice on investments and general management. He is Chairman of the Board of Santander Brasil and a member of Santander Global Board in Spain. He has worked in several banks, including Citibank, where he worked for 32 years in Brasil and abroad. In addition to the period he worked at Citigroup, he was founder and President of Banco ABC, then a subsidiary of Globo Group, Chairman of the Deliberative Council of Fundo Brasileiro para Biodiversidade (FUNBIO), and president of the American Chamber of Commerce in São Paulo (AmCham Brasil). He was also a board member of WWF International, Mastercard International and several Brazilian companies, such as AmBev S.A., Celbrás, Ultraquímica, SPCI Computers, Lazard Brazil Bank, Triângulo Bank, CSU Cardsystems, Duratex S/A. and Gol Airlines, and was President of the board of directors of WWF Brasil. Mr. Souza was chairman of our board of directors from December 2016 to December 2021. He is currently a member of the Sustainability Committee of Santander Brasil and a member of the board of directors of Santander Group in Spain.

Andrea Marques de Almeida. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Carlos Aguiar Neto. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Luiz Masagão Ribeiro Filho. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Tasso Rezende de Azevedo. Mr. Azevedo is Brazilian, born in 1972. He has a degree in forestry engineering from the Luiz de Queiroz School of Agriculture at the University of São Paulo. He is a socio-environmental entrepreneur and consultant on forestry, climate change and sustainability. Mr. Azevedo is coordinator of the Greenhouse Gas Emissions and Removal Estimation System (SEEG) as well as the MAPBIOMAS Project, a platform that maps and monitors changes in land cover and use in Brazil, the Amazon Basin and other regions by through multi-institutional collaboration. He also serves as a visiting scholar at Princeton University and as a board member for several organizations including Rainforest Alliance, NEPCon, Imaflora and the Institute of Energy and Environment. Currently, Mr. Azevedo is also a member of the Sustainability Committee of Banco Santander (Brasil) S.A.

Executive Committee

The Chief Executive Officer, Senior Vice President Executive Officers and Vice President Executive Officers constitute the Executive Committee, which examines policies for business management, operational support, human resources and capital allocation. The committee also deliberates on the main technological, infrastructure and services projects.

Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntary does not entitle executives to any financial compensation.

6D. Employees

On December 31, 2021, we had 48,834 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the dates indicated.

	As of December 31,
	2021	2020	2019
Administrative employees	17,630	12,722	12,188
Commercial areas employees	31,204	31,877	35,631
Total	48,834	44,599	47,819

The following table presents a breakdown of our full-time, permanent employees (in accordance with local criteria) by geographic location within Brazil at the dates indicated.

	As of December 31,
	2020	2019	2018
Region
Midwest	1,047	1,430	1,021
Northeast	4,547	4,066	4,283
North	774	674	760
Southeast	30,545	30,595	34,732
South	10,839	3,596	5,957
Other	1,082	4,238	1,066
Total	48,834	44,599	47,819

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

We also offer a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. Currently the largest plan is SantanderPrevi, a plan that is closed for new participants since July 2018. As of January 2018, the SBPrev pension plan, administered by Icatu Seguros, was implemented for new employees and new members. As of December 31, 2021, 31,436 participants were enrolled in SantanderPrevi plan, and the total assets under management under the plan was approximately R$4.11 billion. As of December 31, 2021, we had 4,954 registered participants in the SBPrev plan, with total amount under management of R$431,922 million. For additional information on our pension plans, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

The Brazilian Banking Employees’ Union represents most of our employees in the event of a potential conflict with our banking employees and/or the banking union, and negotiations are conducted by the FENABAN. Every two years, usually in September, all Brazilian banks have a collective negotiation period in which they revise salary structures. During this period, the Brazilian Banking Employees’ Union negotiates the percentages of readjustment for fixed salary and benefits of bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN. Negotiations related to wages and salaries for the period 2020-2022 have already been concluded and the levels of compensation agreed are consistent with market practice. Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant losses through strikes and our management believes it has good relations with our employees.

6E. Share Ownership

The following table provides the names of our directors and executive officers as well as members of our Fiscal Council who owned shares of Santander Brasil as of February 22, 2022.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Adriana Marques Lourenço de Almeida	33,903	(1)	33,903	(1)	(1)
Alberto Monteiro de Queiroz Netto	28,725	(1)	28,725	(1)	(1)
Alessandro Tomao	117,040	(1)	117,040	(1)	(1)
Alexandre Guimarães Soares	32,899	(1)	32,899	(1)	(1)
Amancio Acurcio Gouveia	178,936	(1)	178,936	(1)	(1)
Ana Paula Vitali Janes Vescovi	13,485	(1)	13,485	(1)	(1)
Andre de Carvalho Novaes	45,885	(1)	45,885	(1)	(1)
André Juaçaba de Almeida	16,974	(1)	16,974	(1)	(1)
Andre Rosenblit	50,016	(1)	50,016	(1)	(1)
Angel Santodomingo Martell	186,152	(1)	186,152	(1)	(1)
Antonio Pardo de Santayana Montes	103,205	(1)	103,205	(1)	(1)
Carlos Aguiar Neto	22,249	(1)	22,249	(1)	(1)
Cassio Schmitt	130,810	(1)	130,810	(1)	(1)
Celso Mateus de Queiroz	12,030	(1)	12,030	(1)	(1)
Claudenice Lopes Duarte	9,286	(1)	9,286	(1)	(1)
Daniel Fantoni Assa	87.854	(1)	87.854	(1)	(1)
Ede Ilson Viani	106,138	(1)	106,138	(1)	(1)
Elita Vechin Pastorelo Ariaz	29,415	(1)	29,415	(1)	(1)
Francisco Soares da Silva	48,657	(1)	48,657	(1)	(1)
Franco Luigi Fasoli	26,437	(1)	26,437	(1)	(1)
Geraldo Jose Rodrigues Alckmin Neto	35,145	(1)	35,145	(1)	(1)
Germanuela de Almeida de Abreu	10,707	(1)	10,707	(1)	(1)
Gilberto Duarte de Abreu Filho	45,048	(1)	45,048	(1)	(1)
Gustavo Alejo Viviani	177,714	(1)	177,714	(1)	(1)
Gustavo de Souza Fosse	28,161	(1)	28,161	(1)	(1)
Igor Mario Puga	9,800	(1)	9,800	(1)	(1)
Jean Paulo Kambourakis	38,298	(1)	38,298	(1)	(1)
Jean Pierre Dupui	213,704	(1)	213,704	(1)	(1)
Joao Marcos Pequeno de Biase	70,121	(1)	70,121	(1)	(1)
José Antonio Álvarez Álvarez	1	(1)	—	(1)	(1)
Jose de Paiva Ferreira	473,067	(1)	473,066	(1)	(1)
José Roberto Machado Filho	32,707	(1)	32,707	(1)	(1)
Leando Alves	9,782	(1)	9,782	(1)	(1)
Luciana de Aguiar Barros	36,121	(1)	36,122	(1)	(1)
Louise Barsi	—	(1)	90,000	(1)	(1)
Luis Guilherme Mattoso de Oliem Bittencourt	37,898	(1)	37,898	(1)	(1)
Luiz Masagao Ribeiro Filho	208,343	(1)	208,343	(1)	(1)
Manoel Marcos Madureira	158,208	(1)	158,208	(1)	(1)
Marcelo Augusto Dutra Labuto	58,779	(1)	58,779	(1)	(1)
Maria Tereza Mauricio da Rocha Pereira Leite	26,215	(1)	26,215	(1)	(1)
Marilize Ferrazza Santinoni	33,197	(1)	33,197	(1)	(1)
Marino Alexandre Calheiros Aguiar (*)	27,082	(1)	27,082	(1)	(1)
Mario Roberto Opice Leao	196,072	(1)	196,072	(1)	(1)
Paulo César Ferreira de Lima Alves	15,415	(1)	15,415	(1)	(1)
Paulo Sérgio Duailibi	29,960	(1)	29,960	(1)	(1)
Patricia Souto Audi	7,327	(1)	7,327	(1)	(1)
Ramon Sanches Santiago	15,098	(1)	15,098	(1)	(1)
Ramon Sanchez Díez	60,325	(1)	60,325	(1)	(1)
Reginaldo Antonio Ribeiro	72,051	(1)	72,051	(1)	(1)
Ricardo Olivare de Magalhaes	32,855	(1)	32,855	(1)	(1)
Roberto Alexandre Borges Fischetti	187,726	(1)	187,726	(1)	(1)
Robson de Souza Rezende	50,718	(1)	50,718	(1)	(1)
Rogério Magno Panca	7,601	(1)	7,601	(1)	(1)
Sandro Kohler Marcondes	17,205	(1)	17,205	(1)	(1)
Sandro Rogerio da Silva Gamba	40,044	(1)	40,044	(1)	(1)
Sandro Mazerino Sobral	34,234	(1)	34,234	(1)	(1)
Sérgio Agapito Lires Rial	284,564	(1)	284,564	(1)	(1)
Thomas Gregor Ilg	60,611	(1)	60,611	(1)	(1)
Thomaz Antino Licarião Rocha	63,359	(1)	63,359	(1)	(1)
Tiago Celso Abate	33,162	(1)	33,162	(1)	(1)
Valmir Pedro Rossi	2,000	(1)	2,000	(1)	(1)
Vanessa de Souza Lobato Barbosa	98,771	(1)	98,771	(1)	(1)
Vitor Ohtsuki	31,801	(1)	31,801	(1)	(1)
Total	4,351,328		4,441,327

(1)	Owns less than 0.01%.
(*)	Mr. Marino Alexandre Calheiros Aguiar resigned as an officer on February 25, 2022.

Shares held by members of our Board of Directors, our officers and members of our Fiscal Council do not have special voting rights in relation to shares held by our other shareholders.

For a description of our equity compensation plans, see “––B. Compensation.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of February 22, 2022, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V. owned approximately 89.53% of our total capital stock.

The following table presents the beneficial ownership of our common and preferred shares as of February 22, 2022.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Share (thousands)	Percentage of Total Share Capital

Sterrebeeck BV (1)	1,809,583,330	47.39%	1,733,643,596	47.11%	3,543,226,926	47.25%
Grupo Empresarial Santander SL (1)	1,627,891,019	42.63%	1,539,863,493	41.85%	3,167,754,512	42.25%
Banco Santander, S.A.	2,696,163	0.07%	-	-	2,696,163	0.04%
Treasury Shares	15,704,544	0.41%	15,704,544	0.43%	31,409,088	0.42%
Administrators/Executives (2)	4,887,646	0.13%	4,977,644	0.14%	9,865,290	0.13%
Other minority shareholders	357,932,329	9.37%	385,646,743	10.48%	743,579,072	9.92%
Total	3,818,695,031	100.00%	3,679,836,020	100.00%	7,498,531,051	100.00%

(1)	An affiliate within the Santander Group.
(2)	Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

For further information of our ownership structure, see “Item 18. Financial Statements” of this annual report on Form 20-F, in notes 27 - Shareholders’ equity (letter a) and 45 - Related party transactions (letter c).

The total of ADRs held by U.S. investors as of February 22, 2022 was 149,747,122. The total number of Units held by U.S. investors as of February 22, 2022, is 51,185,526 (excluding Units held by The Bank of New York Mellon as depositary).

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

On December 31, 2021, we held 31,510,410 shares in treasury, of which 15,755,205 were common shares and 15,755,205 were preferred shares.

On February 22, 2022, we held 31,409,088 shares in treasury, of which 15,704,544 were common shares and 15,704,544 were preferred shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders, See “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.

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

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with certain of our affiliates within the Santander Group. As of December 31, 2021, borrowings and deposits from the Santander Group represented approximately 6.3% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We have entered into agreements with some affiliates of the Santander Group (Santander Global Technology, S.L., Santander Brasil Tecnologia S.A. Santander Global Technology Brasil Ltda. and Santander Tecnologia e Inovação Ltda) for the outsourcing of certain products and services relating to our information technology platform, including software development and maintenance, infrastructure and cybersecurity.

We believe these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In 2020 and 2021, Santander Group affiliates received approximately R$1.0 billion and R$1.3 billion, respectively, for the products and outsourcing provided above. See “Item 4. Information on the Company—B. Business Overview—Technology Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., an affiliate of the Santander Group, which provides procurement services with Santander Brasil and its affiliates. We hire solutions in trade negotiations, tactical and strategic purchasing, online procurement, supplier management, outsourcing, consulting, and vendor risk assessment. Among the strategies used, we highlight possible joint purchases of materials and services between different customers and other economic groups, which allow greater efficiency in price negotiations and rationalization of services, as well as the engagement of management real state in 2021, we paid Aquanima Brasil Ltda., approximately R$47 million in 2021 and R$40 million in 2020 for the services rendered in those years.

Spin-Off of Getnet and Related Arrangements

On February 25, 2021, further to the Material Facts disclosed on November 16, 2020 and February 2, 2021, we announced that our Board of Directors approved the spin-off of our merchant acquiring business, which was undertaken by our then-subsidiary, Getnet, in order to concentrate the technology and payments businesses of Santander Group within PagoNxt, a new technology-focused global payment platform. On March 31, 2021, the shareholders of Santander Brasil approved the Spin-Off. Prior to the conclusion of the Spin-Off, Santander Brasil owned 100% of Getnet’s total capital stock. The Spin-Off was completed on October 26, 2021. As a result of the Spin-Off: (i) Santander Spain, our controlling shareholder, became Getnet’s controlling shareholder directly and indirectly through certain of its subsidiaries, (ii) Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and (iii) we stopped consolidating Getnet within our results of operations on March 31, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—The Getnet Spin-Off.”

Partnership Agreement

On April 15, 2021, we entered into the Getnet Partnership Agreement with Getnet, which provides a framework for our relationship with Getnet following the Spin-Off. The Partnership Agreement described below is filed as an exhibit to this annual report. This summary below is qualified in its entirety by reference to the full text of the Partnership Agreement.

Prepayment of Receivables

Pursuant to the Partnership Agreement, we provide prepayment of receivables to merchants accredited by Getnet, except where Getnet opts to provide these services itself or where the merchant opts to obtain such services from another financial institution. For these purposes, we are required to accept those receivables which are duly registered in systems authorized by the Brazilian Central Bank. The prepayment of receivables is formalized through specific agreements to be entered into between the parties from time to time.

If we prepay the merchant’s receivables, the ownership of the receivables is transferred to Santander Brasil and Getnet is required to pay the amounts due thereunder to us upon receipt.

Income or loss arising from prepayment of receivables is attributed to Getnet’s business and recorded within Getnet’s results of operations. Under the Partnership Agreement, we calculate the results of the prepayments receivables transactions as the total revenue generated by these transactions, less the expenses incurred by us to provide prepayment of receivables to merchants, which include (i) acquiring expenses, which consist of the costs incurred by us in transferring funds to other banks as a result of the prepayment of receivables and the provision of payment services by Getnet, and (ii) prepayment expenses, which consist of (a) the costs incurred by us to fund prepayment of receivables transactions, (b) the expenses incurred by us with technology systems to support the prepayment of receivables to Getnet merchants; (c) taxes incurred in connection with the prepayment of receivables to Getnet merchants; (d) costs incurred by us to transfer funds to other banks in connection with the prepayment of receivables to Getnet merchants; and (e) our operating losses in the provision of prepayment of receivables services to Getnet merchants. Santander Brasil receives a monthly fee for participating in these arrangements.

If the prepayment of receivables results in a profit, we are required to pay Getnet the amount of profit made. If the prepayment of receivables results in a loss, Getnet is required to pay us an amount equivalent to the amount of the loss.

Santander Brasil Distribution Channel

We may, pursuant to the Partnership Agreement, market certain of Getnet products and services to our customer base. Any such distribution by Santander Brasil is based on marketing materials, guidelines and instructions provided by Getnet for this purpose. Getnet has also agreed, pursuant to the Partnership Agreement, to make such materials, guidelines and instructions available to us. Additionally, we have agreed to give Getnet access to its facilities so that we may distribute equipment to customers, as provided by the Services Agreement executed on January 24, 2019 between Getnet, Itrade Marketing Smollan Brasil Ltda. (third party provider) and Santander Brasil. Getnet pays certain amounts provided for in the Partnership Agreement to Santander as consideration for these distribution services.

Santander Brasil Integrated Account

Pursuant to the Partnership Agreement, Getnet has agreed to offer preferential terms and conditions to customers who hold current accounts with Santander Brasil as part of the “Santander Brasil Integrated Account” offer (Santander Conta Integrada), including discounts on equipment rental fees, discounts in the fees charged for prepayment of receivables, and discounts on monthly service fees. In view of the special abovementioned conditions granted to Santander Brasil’s clients, Santander Brasil has agreed to reimburse Getnet for the full amount of the discounts granted to such clients.

Funding

Pursuant to the Partnership Agreement, Santander Brasil intends to provide funding for Getnet and/or its subsidiaries to extend credit to their customers. Any funding is subject to a separate funding agreement to be entered into by the parties at the time of the relevant transaction.

In addition, in order to facilitate the concession of credit by Getnet SCD, we and Getnet have agreed to either, at our discretion (i) enter into a transaction consisting of a securitization of certain Getnet SCD receivables, in which Santander Brasil will act as the investor and provide the necessary funding for Getnet SCD to operate, or (ii) constitute an investment fund focused on receivables (Fundo de Investimento em Direitos Creditórios), or “FIDC,” in which Santander Brasil will invest by subscribing for the equity interests which constitute the FIDC, which will acquire Getnet SCD receivables.

Credit Origination and Customer Referrals to Santander Brasil

The Partnership Agreement provides that Getnet will originate credit transactions as well as commercial leads for other products and services from its customer base to be referred to Santander Brasil, who will provide Getnet with the related marketing material and instructions. We will pay Getnet consideration for these referrals.

Getnet Discount

The Partnership Agreement provides that we will reimburse Getnet the amount of discounts that we provide to attract and/or retain customers which are deemed to be of strategic importance to Getnet and Santander Brasil. The total amount reimbursed is subject to cap of 0.2% of the total amount of transactions involved.

Use of Brands

We and Getnet may use each other’s brands in connection with the transactions covered by the Partnership Agreement subject to the terms and conditions of the Partnership Agreement.

Indemnification

We and Getnet have agreed to indemnify each other and each of the other’s directors, officers, managers, members, representatives, agents, and employees against certain liabilities incurred due to an act of the other party, or the other party’s employees or contractors under the scope of the Partnership Agreement.

Term/Termination

The Partnership Agreement is effective as from January 1, 2021 for an indefinite term. Both parties have the right to terminate the Partnership Agreement at will, upon one-year prior written notice to the other party. In case of fault by the other party, as described by the Partnership Agreement, such as due to insolvency, bankruptcy, loss of material license, among others, the non-defaulting party is free to terminate the Partnership Agreement by means of a simple notification sent to the other party.

Governing Law

The Partnership Agreement is governed by the laws of Brazil.

Other Related Party Transactions

On February 28, 2020, we sold our entire equity interest in Superdigital to Superdigital Holding Company, S.L., a company indirectly controlled by Santander Spain. For further information regarding this sale, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events.”

For further information, see note 45 to our audited consolidated financial statements included elsewhere in this annual report.

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

Legal Proceedings

We are a party to lawsuits and administrative proceedings incidental to the normal course of our business. The main categories of lawsuits and administrative proceedings to which we are subject include:

●	administrative and judicial actions relating to taxes;
●	administrative and indemnification suits for damages related to consumer rights, especially in relation to credit cards, checking accounts and loan disputes;
●	lawsuits involving disputes related to contracts and instruments to which we are a party, including claims related to breach of contracts;
●	civil lawsuits mainly from depositors and civil associations, including individual lawsuits and class actions, challenging monetary adjustments determined by government economic plans instituted to combat inflation during the 1980s and 1990s;
●	lawsuits relating to the privatization of Banespa;
●	class actions involving agreements and settlement of debts with the public sector; and
●	suits brought by employees, former employees, associations and unions relating to alleged labor rights violations.

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, we record provisions for judicial proceedings in which we assess the risk of loss to be probable and we do not record provisions when the risk of loss is possible or remote. In cases where there is ongoing litigation, we record a provision for our estimate of the probable loss based on historical data for similar claims. In addition, we record provisions (i) on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or (ii) by considering the historical average amount of loss of such category of lawsuits, Due to the established provisions and the legal opinions provided by our counsel, we believe that any liabilities related to lawsuits or proceedings to which we are a party, both individually and in aggregate, will not have a material adverse effect on our financial condition or results of operations.

As of December 31, 2021, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$11,179 million and have been provisioned, We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings, Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$32,145 million.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings,

The main lawsuits related to fully recognized tax liabilities are as follows:

●	PIS/COFINS: We filed lawsuits seeking to invalidate the provisions of Law 9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent decisions of the Federal Court of Justice (Supremo Tribunal Federal) , or “STF,” for non-financial institutions, PIS and COFINS were levied only on revenues from services and sale of goods. On April 23, 2015, the STF issued a decision, applicable solely to Santander Brasil, accepting jurisdiction over the appeal regarding PIS and rejecting jurisdiction over the appeal related to COFINS. The tax authorities appealed the decision of the STF related to COFINS and their appeal was denied on August 19, 2015. In respect of COFINS, the case is finished with a favorable decision applicable to Santander Brasil. The appeal related to PIS, as well as the appeals submitted by other companies in the group, are pending. As of December 31, 2021, such claims amounted to R$4,075 million and are fully provisioned
210

As of December 31, 2021, our tax proceedings with a probable risk of loss amounted to approximately R$6,249 million, which was fully provisioned, and our tax proceedings with a possible risk of loss amounted to approximately R$29,498 million.

The main judicial and administrative proceedings classified with a probable loss risk assessment are as follows:

●	Tax on services for financial institutions: Certain municipalities levy Service Tax (Imposto Sobre Serviços – ISS) on certain revenues derived from transactions not usually classified as the rendering of services. We have filed suit against the payment of such taxes. As of December 31, 2021, the total amount involved in these proceedings totaled R$284 million, which was fully provisioned.
●	Social security contribution: We are involved in administrative and judicial proceedings relating to the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute taxable wages. As of December 31, 2021, amounts related to these proceedings totaled R$54 million, are were fully provisioned.
●	Taxes on banking transactions: In May 2003, the Brazilian Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda., or “Santander DTVM” and another tax assessment against Santander Brasil. The tax assessments refer to the collection of CPMF (Contribuição Provisória sobre Movimentação Financeira) tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. The administrative discussion ended unfavorably for both companies. On July 3, 2015, Santander Brasil and Santander Brasil Tecnologia S.A. (the current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was rejected. We appealed this decision. On December 8, 2020, our appeals were rejected. We filed an appeal for clarification against this decision, which was rejected. As a result, new appeals to the superior courts (High Court of Justice (Superior Tribunal de Justiça), or “STJ,” and the STF) have been filed. The amount under discussion in these proceedings as of December 31, 2021 totaled R$1,709 million. Based on the assessment of legal counsel, a provision of R$946 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as having a possible risk of loss refer to judicial and administrative proceedings involving tax matters which were deemed by our management, based on the advice of our legal counsel, as having a possible risk of loss, and were not recognized as liabilities. The such main lawsuits include:

●	Losses on loans: We have challenged tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from our corporate income tax (Imposto de Renda das Pessoas Jurídicas – IRPJ) and CSLL (Contribuição Social sobre o Lucro Líquido) bases did not meet the relevant requirements under applicable law. As of December 31, 2021, the amount related to this challenge was approximately R$1,176 million.
●	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados, or “PLR”). We are involved in administrative and judicial proceedings arising from tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with the law. We have appealed these assessments, as we consider our tax treatment to be appropriate based on the applicable law and the nature of the payments. As of December 31, 2021, amounts related to these proceedings totaled approximately R$7,341 million.
●	IRPJ and CSLL – Capital Gain: The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros S.A. (the legal successor of ABN AMRO Brasil Dois Participações S.A., or “AAB Dois Par”) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the applicable tax laws and the capital gain was properly taxed. The administrative discussion ended unfavorably. We filed a lawsuit requesting the cancellation of tax assessments. We are responsible for any adverse outcome in this proceedings as the former controlling shareholder of Zurich Santander Brasil Seguros e Previd&ecirc;ncia S.A. As of December 31, 2021, the amount related to this proceeding was approximately R$496 million.
211

●	Goodwill amortization of the acquisition of Banco Real: In October 2014, the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 million, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising from our merger with Banco Real cannot be deducted. We are awaiting a decision by the CARF. As of December 31, 2021, the amounts related to this proceeding totaled approximately R$1,466 million. This case is classified as having a possible risk of loss concerning the amortization of goodwill and a remote risk of loss in relation to the fine charged in the case.
●	Goodwill amortization of the acquisition of Banco Sudameris: In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization in relation to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2021, the amount related to this proceeding was approximately R$659 million.
●	Unrecognized Compensation: We are currently engaged in legal and administrative proceedings with the Brazilian Federal Revenue Service relating to the failure to ratify certain tax offsets with credits we were owed by the Brazilian government due to overpayment or undue payment. As of December 31, 2021, the amount related to these proceedings was approximately R$5,351 million. The risk of loss is classified as possible.
●	Tax on Services (ISS) - Financial Institutions: We are currently party to proceedings relating to the payment of ISS to various municipalities with respect to various revenues arising from operations that are usually not classified as services. On December 31, 2021, the amounts related to these proceedings totaled approximately R$4,146 million.
●	Use of CSLL Tax and Negative Tax Loss: We are currently party to proceedings relating to tax assessments issued by the Brazilian Federal Revenue Service in 2009. These proceedings relate to the alleged undue compensation of tax loss carryforwards and negative basis of CSLL, because of tax assessments drawn up in previous periods. A judgment is pending at the administrative level. As of December 31, 2021, the amount related to these assessments was R$1,093 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid for or adequately provisioned all such potential liabilities. In addition, we are the defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. The Brazilian Superior Labor Court has issued a binding judicial precedent determining that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered their services (secondary liability). If this happens, the service taker’s liability will be limited to the services that were rendered by each individual. As of December 31, 2021, our labor proceedings with a probable risk of loss amounted to R$2,025 million, which has been provisioned. Our labor proceedings with a possible risk of loss amounted to R$267.3 million.

Former Employees of Banco do Estado de São Paulo S. A. Litigation

A claim was filed in 1998 by the association of retired Banespa employees, or “AFABESP,” requesting the payment of a half-yearly bonus contemplated in the bylaws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit were approved by the Board of Directors. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors. The relevant clause in the bylaws was repealed in 2001. A Brazilian Regional Labor Court and the Brazilian Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20, 2019, a decision of the STF rejected the extraordinary appeal filed by Santander Brasil. We have brought a rescission action to revert the decision in the main proceedings and suspend procedural enforcement. The rescission action was dismissed in 2020 and, as of the date of this annual report, the deadline to file an extraordinary appeal to the STF has not yet lapsed. Our legal advisors have classified the risk of loss as probable. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision is issued and the enforcement process has begun, which is not the case yet).

IGP-DI Litigation

A lawsuit was filed in 2002 in the Brazilian federal court by AFABESP on behalf of its members requesting that certain pension supplements to which persons admitted to the relevant retirement plan before May 22, 1975 were entitled be adjusted in accordance with the General Index of Brazilian Domestic Availability Prices (Índice Geral de Preços - Disponibilidade Interna), or the IGP-DI, inflation index. The lower court ruling was favorable to the plaintiffs and ordered that the readjustment be made, but only for periods of time when no other form of readjustment was applied. Santander Brasil and Banesprev appealed this decision, but both appeals were denied. After the judgment of the appeals, we filed motions for clarification, which are pending judgment. At the same time, AFABESP filed for provisional compliance with the judgment in the lower court and, in response, we filed a motion to have certain members of AFABESP excluded from the list of beneficiaries of this decision, as these members were already plaintiffs in other legal proceedings related to these issues. The court has not definitively ruled on our claim, such that there is still no definitive list of beneficiaries of its decision. Based on the assessment of our legal advisors, the risk of loss is possible, which is why no provision has been recorded.

Abusive Targets Class Action

In 2017, the Brazilian Labor Prosecutor’s Office (Ministério Público Federal do Trabalho), or the “MPT,” filed a class action against Santander Brasil alleging that the method used to define and assess employees’ corporate targets is abusive and inappropriate. Specifically, the class action alleges that we apply constant pressure to meet those targets, which would allegedly be abusive, apply excessive and continuously increased goals, make excessive and inappropriate demands, impose an excessive workload resulting in physical and psychological strain, make constant threats of dismissal for failure to meet targets, have a staff too small to deal with the existing workload, run an organizational model based on stress and humiliation. The complaint further alleges that, as a result, we have allegedly caused irreparable damage to our employees’ physical and mental health as a result of which the public social security system has suffered losses of more than R$90 million due to the 7,677 accident-related and social security benefits granted to employees from 2010 to 2015.

The MPT’s complaint demands that we refrain from imposing certain corporate targets, refrain from subjecting employees to abusive targets, reduce the target levels, refrain from increasing targets by more than 10% per year, institute a quarterly targeting system, and refrain from adopting targets for operational areas. There is also a claim for the payment of indemnity for collective moral damages in an amount of not less than R$460 million, and that we be prohibited from contracting with the government for 10 years. The MPT is also demanding that a fine of R$500,000 be set for any breach by us of the obligations imposed on us following the judgment.

The lower court ruling prohibited submitting employees to abusive targets. It also determined that the targets should only be reviewed annually and that their annual variation should be subjected to collective bargaining between Santander Brasil and the unions. The ruling also prohibited us from setting targets for employees in the back office and control departments, and required payment of indemnity for collective moral damages in the amount of R$274.4 million, in addition to the imposition of certain daily fines. Finally, the ruling determined that we are required to implement a new experimental target program under the terms provided for in the decision dated January 1, 2020. We appealed this decision and obtained a temporary stay. We estimate the risk of loss as remote.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2021, our probable loss risk in connection with civil proceedings amounted to R$2,905 million, which has been fully provisioned, and our possible loss risk in connection with civil proceedings amounted to R$2,380 million. For civil lawsuits considered to be common and similar in nature, provisions are recorded based on statistically averaged previous payments and on legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

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

In April 2010, the STJ set the statute of limitation for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants. There are no new claims in connection with this matter due to the statute of limitations. The decisions issued to date have been adverse for the banks, although some proceedings have been brought to the STJ and the STF, which are expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs as to the merits, but excluding one of the plans from the claim, thereby reducing the amount of the award and once again confirming the five-year statute of limitations. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress are stayed until the court issues a final decision. Although the STF initiated judgment in November 2013, a formal ruling has not been handed down as of the date hereof and we cannot predict when a formal ruling will be handed down by either the STJ or the STF.

In December 2017, the Brazilian Attorney-General’s Office (Advocacia-Geral da União), the Brazilian Central Bank, the Brazilian Consumer Protection Institute (Instituto Brasileiro de Defesa do Consumidor), the Brazilian Savers’ Association (Frente Brasileira pelos Poupadores) and the FEBRABAN signed an agreement to resolve existing disputes over the impact of the economic plans on the amounts held by claimants in savings deposit accounts. The settlement discussions did not address the full value of the payments and focused on setting the amount that would be paid to each person according to the relevant balance at the plan date. The total amount of the payments will depend on the number of persons adhering, as well as on the number of persons who proved in court the existence of the account and the balance on the date of the anniversary of the change in indices. The terms of agreement were negotiated between the parties and submitted to the STF, which approved the terms of the agreement on March 1, 2018 (for further details about the agreement, please see the specific section on “Cartilha Planos Econômicos” on the FEBRABAN’s website, which is not incorporated herein by reference). All existing claims were suspended for two years, during which period claimants must decide whether or not they will adhere to the agreement. On March 3, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. This extension has a term of five years. The approval of the terms of the amendment occurred on June 3, 2020.

In November 2018, the STF handed down a decision recognizing the leading case status (repercussão geral) of an appeal discussing the matter of understated inflation in the monetary restatement of court deposits and determined that procedures related to this matter will be stayed until a final decision is reached by the court. Following ratification of the amendment to the settlement agreement in 2020, the STF determined an additional stay of the proceedings related to the matter for five years.

Insilene Litigation

This is a judicial claim filed against our wholly-owned subsidiary Banco Bandepe S.A., or “Bandepe,” in connection with a loan agreement entered into between Bandepe and Insilene Indústria de Silenciosos do Nordeste Ltda., or “Insilene.” According to the complaint, Bandepe never provided the loan foreseen in the agreement, as a result of which Insilene went into bankruptcy. In these proceedings, the first instance court ruled in favor of Insilene, which decision may no longer be appealable. The proceeding is in its liquidation phase, and there is disagreement between Bandepe and Insilene regarding the value to be paid. An appellate court of the State of Pernambuco approved the amount indicated in the expert’s report and rejected the calculation criteria sustained by Bandepe. Bandepe filed an appeal to the STJ to change the form of liquidation to a form more favorable to Bandepe, on the basis that Insilene could have foreseen the damages. This appeal was successful and the liquidation phase will be restarted. After such decision and considering the changes in the form of liquidation, the risk of effective financial loss was reclassified as remote.

Fundo de Investimento em Direitos Creditórios Trendbank Banco de Fomento – Multisetorial

A legal proceeding was filed against us in connection with the provision of custody services to Fundo de Investimento em Direitos Creditórios Trendbank Banco de Fomento – Multisetorial, or the “Fund,” related to the acquisition of fake or defective bonds. In a decision by the first instance court, the case was dismissed in relation to us on the grounds that the custodian could not be held responsible for the acquisition of bonds. On appeal, the court reversed the decision of the lower court as a result of which the case will be retried following the expert phase. We estimate the risk of loss as possible.

Similar proceedings have been brought by the Federal General Accounting Office (Tribunal de Contas de União), or the “TCU,” and the CVM to determine the liability for losses caused to pension funds as a result of their investments in the Fund. The pension funds involved in the CVM proceeding are PETROS - Fundação Petrobras de Seguridade Social and Postalis – Instituto de Previdência Complementar. Only damages to Postalis are under discussion in the TCU proceeding. We have presented defenses to both proceedings.

IBAMA Litigation

On October 10, 2016, after an inspection conducted in rural properties located in the State of Mato Grosso, the Brazilian Environment Authority (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or “IBAMA,” filed an infraction notice against us alleging that we had financed the production of corn in a protected area. The amount of the fine was set at R$47.5 million (approximately U.S.$8.5 million). According to IBAMA, financing seed production in protected areas is considered an environmental infraction due to the potential environmental damage that it may cause. We filed an administrative defense on November 9, 2016, stating that we had not financed production in a protected area, given that the financing agreement with the property owner had no connection with the production of seeds. As a consequence of the filing of the administrative defense, the enforceability of the fine is suspended. Although we believe we have presented valid arguments, we believe that the risk of loss in the administrative proceedings is possible. If we were to lose the administrative proceedings, we may seek a review of the administrative finding by a court.

Other Litigation

In addition to the matters described above, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters, In view of the inherent difficulty of predicting the outcome of these legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, or those that involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Contingent liabilities classified as remote risk of loss refer to judicial and administrative proceedings involving other matters assessed by legal counsel that have not been provisioned. The main lawsuits are discussed in the following paragraphs.

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011, a unanimous decision of the CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the CARF’s superior appeals panel (Câmara Superior de Recursos Fiscais) with respect to the merits, but not the fine, and the 2002 fiscal year, which was already subject to the statute of limitation. As a result, the assessment was reduced to R$1.8 billion. In December 2017, this favorable decision was modified in favor of the Brazilian Federal Revenue Service. Concurrently with the administrative proceeding, through a class action (Ação Popular), the administrative proceeding was returned to the CARF for a new judgment, which has not yet been handed down. However, the Brazilian Federal Revenue Service continues to charge us; therefore, a new lawsuit was filed to discuss this issue. There has been no decision at first instance. In June 2010, the Brazilian Federal Revenue Service issued two other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil was not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million, the proceedings were partially unfavorable. We have filed claims for cancellation of these tax assessments. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008, Santander Brasil challenged this tax assessment and was granted a favorable decision by the trial court. The tax authority has appealed the decision and this was accepted. We are currently awaiting a final decision. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

In addition in June 2013, Brazilian tax authorities issued an infraction notice against us as the responsible party liable for the tax on the capital gain allegedly obtained in Brazil by an entity which is not resident in Brazil, Sterrebeeck B.V., as a result of a shares merger (incorporação de ações) transaction carried out in August 2008. Through this transaction, we acquired all the shares of Banco Real and AAB Dois Par by providing the shareholders of these entities’ newly issued shares through a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction, Sterrebeeck B.V, obtained income subject to tax in Brazil consisting of the difference between the issuance value of our shares that were received and the acquisition cost of the shares delivered in the exchange. A new appeal was filed with the CARF, which is awaiting judgment. This appeal was partially allowed and we filed an injunction against the unfavorable portion of the appeal. The case is currently awaiting judgment. Based on the advice of our external legal counsel, the position taken by the Brazilian tax authorities is not correct, and there are arguments for appeal against the infraction notice. As a result, the risk of loss is considered to be remote. Consequently, we have not made any provisions in connection with these proceedings.

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

The MPF has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases, resulting in a claimed benefit of R$83 million (approximately U.S.$15 million) for us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018 the officer in question presented his defense. The proceedings are currently ongoing. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

Dividend Policy

General Rules

We are required by Brazilian Corporate Law and our By-Laws to hold an annual general shareholders’ meeting by no later than the fourth month after each fiscal year, at which time, the allocation of the net profits of the preceding year and the distribution of an annual dividend are approved by our shareholders. The payment of annual dividends is based on our consolidated audited financial statements prepared for the immediately preceding fiscal year.

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

However, Brazilian Corporate Law allows our shareholders to suspend dividends distribution if our board of directors reports at our annual shareholders’ meeting that the distribution would not be advisable given our financial condition. Our fiscal council, if installed, should review any suspension of the mandatory dividend. In addition, our management should submit a report to the CVM setting out the reasons for the suspension. Net income not distributed by virtue of a suspension is allocated to a separate reserve and, if not absorbed by subsequent losses, is required to be distributed as a dividend as soon as our financial condition permits such payment.

Current and Future Dividend Policy

Our board of directors currently recommends to our shareholders a 50% distribution of our yearly adjusted net income as dividends and/or interest attributable to shareholders’ equity. Our future dividend policy and the amount of future dividends and/or interest attributable to shareholders’ equity we decide to recommend to our shareholders for approval will depend on a number of factors, including, but not limited to, our cash flow, financial condition (including capital position), investment plans, prospects, legal requirements, economic climate, regulatory provisions .and such other factors as we may deem relevant at the time.

Payment of Dividends

Any shareholder as of the record date set once a dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders’ resolution establishes another payment date, which must occur prior to the end of the fiscal year in which such dividend was declared. Based on Brazilian Corporate Law, unclaimed dividends do not bear interest, are not monetarily adjusted and may revert to us three years after being declared.

The depositary is the registered owner of the units underlying the ADRs on the records of the registrar. Such units are held since December 13, 2016 by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (the current corporate name of Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.) in Brazil, acting as the custodian and agent for the depositary for our ADRs.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income, The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019:

	For the year ended December 31,
	2021	2020	2019
	(in millions of R$)
Net Income under Brazilian GAAP	14,996	14,056	14,088
(-) Legal Reserve	750	703	704
(=) Amounts Available for distribution	14,246	13,353	13,384
Mandatory Dividends – 25.0%	3,561	3,338	3,346
Interest on Shareholder’s Equity	3,649	3,325	4,010
Dividends	6,000	512	6,790
Total (Interest on Shareholder’s Equity and Dividends)	9,649	3,837	10,800
Dividends distributed in excess of the Mandatory Dividend	7,388	499	7,454

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In 2021, we declared dividends and interest on shareholders’ equity in the gross amount of R$9,649 million, of which R$3,000 million was paid on June 2, 2021, R$3,400 million on September 3, 2021, R$3,000 million on December 3, 2021 and R$249 million on February 3, 2022. The table below shows the amounts paid to our shareholders in the periods indicated.

	For the year ended December 31,
	2021	2020	2019	2018	2017
	(in millions of R$, except per share figures)
Dividends	6,000	512	6,790	2,500	1,400
Interest attributable to shareholders’ equity	3,649	3,325	4,010	3,800	3,850
Total	9,649	3,837	10,800	6,300	5,250
Dividends and interest on capital per 1,000 shares
Common shares	1,397.75	489.83	1,379	776.17	666.21
Preferred shares	1,537.54	538.82	1,517	853.79	732.83

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

 On October 6, 2009, the Global Public Offering priced shares at R$23.50 per unit and U.S.$13.40 per ADR. The Units have been traded on the B3 and since October 7, 2009, and our ADRs have been traded on the NYSE since October 7, 2009.

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

The price of our units and ADSs may experience volatility, which could negatively impact holders of our Units and ADSs.

The following table shows our outstanding publicly traded common shares and preferred shares as of February 22, 2022:

Free Float	B3	NYSE
Common shares	208,185,207	149,747,122
Preferred shares	235,899,621	149,747,122
Total	444,084,828	299,494,244

Units, Common and Preferred Shares Traded on B3

The table below sets forth the high, low and last daily sales prices in reais for our common shares on the B3 for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
2020 Annual	25.90	10.50	21.66
1st Quarter	25.90	11.29	12.99
2nd Quarter	16.57	10.50	13.97
3rd Quarter	15.62	12.51	13.05
4th Quarter	22.35	12.71	21.66
2021 Annual	22.45	15.67	15.76
1st Quarter	22.25	17.13	18.75
2nd Quarter	22.45	17.84	19.61
3rd Quarter	21.09	15.77	16.64
4th Quarter	17.90	15.67	15.76
Last 6 Months	21.09	14.00	14.92
June 2021	21.09	18.60	20.42
July 2021	21.07	15.77	16.64
August 2021	17.90	15.75	16.16
September 2021	21.07	15.77	16.64
October 2021	17.90	15.75	16.16
November 2021	17.43	15.19	15.50
December 2021	16.09	14.00	14.21
January 2022	16.24	14.22	15.60
February 2022*	15.65	14.82	15.05

* Through February 22, 2022.

The table below sets forth the high, low and last daily sales prices in reais for our preferred shares on the B3 for the periods indicated.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
2020 Annual	24.28	11.42	23.49
1st Quarter	24.25	12.00	13.87
2nd Quarter	16.46	11.42	14.22
3rd Quarter	16.19	13.96	14.90
4th Quarter	24.28	14.56	23.49
2021 Annual	25.00	17.62	18.11
1st Quarter	25.00	18.20	20.82
2nd Quarter	24.26	19.25	21.06
3rd Quarter	21.85	18.52	18.77
4th Quarter	20.53	17.62	18.11
Last 6 Months	21.84	15.90	16.87
June 2021	21.84	20.29	21.19
July 2021	21.44	18.52	18.77
August 2021	20.53	17.62	18.16
September 2021	21.44	18.52	18.77
October 2021	20.53	17.62	18.61
November 2021	19.53	17.52	17.82
December 2021	18.36	15.95	15.95
January 2022	18.49	15.90	17.89
February 2022*	17.94	16.61	16.79

* Through February 22, 2022.

	B3 Units – SANB11
	High	Low	Last
	R$ per share
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
2020 Annual	48.21	21.54	44.83
1st Quarter	48.21	22.75	26.00
2nd Quarter	32.47	21.54	27.59
3rd Quarter	31.41	26.22	27.72
4th Quarter	46.60	27.00	44.83
2021 Annual	47.20	33.24	33.76
1st Quarter	47.20	35.34	39.60
2nd Quarter	46.80	37.36	40.50
3rd Quarter	42.59	34.22	35.37
4th Quarter	38.15	33.24	33.76
Last 6 Months	42.59	29.84	31.43
June 2021	42.59	39.23	41.94
July 2021	42.40	34.22	35.37
August 2021	38.15	33.24	34.40
September 2021	42.40	34.22	35.37
October 2021	38.15	33.24	34.40
November 2021	36.97	32.63	32.96
December 2021	34.46	29.84	29.98
January 2022	34.82	30.08	32.87
February 2022*	33.60	31.32	31.61

* Through February 22, 2022.

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

The deposit agreement pursuant to which ADRs have been issued is between us and The Bank of New York Mellon, as depositary, and all the holders from time to time of ADRs. For further information on our arrangements with The Bank of New York Mellon, please see “Item 12. Description of Securities other than Equity Securities—D. American Depositary Receipts,”

Since certain of our shares and our ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

	NYSE ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2017 Annual	22.92	13.01	18.49
1st Quarter	22.92	16.00	16.13
2nd Quarter	17.60	13.01	14.75
3rd Quarter	17.40	14.30	15.10
4th Quarter	20.03	14.90	18.49
2018 Annual	24.60	14.06	22.22
1st Quarter	23.00	16.91	23.00
2nd Quarter	24.60	14.16	15.05
3rd Quarter	21.05	14.06	19.40
4th Quarter	23.72	19.01	22.22
2019 Annual	28.99	20.30	25.45
1st Quarter	26.65	20.49	21.94
2nd Quarter	23.71	20.50	23.00
3rd Quarter	24.60	20.30	23.77
4th Quarter	28.99	22.27	25.45
2020 Annual	12.68	3.69	8.64
1st Quarter	12.68	4.55	5.17
2nd Quarter	6.74	3.69	5.22
3rd Quarter	6.11	4.76	4.94
4th Quarter	8.95	4.80	8.64
2021 Annual	9.27	5.81	5.95
1st Quarter	8.84	6.34	7.05
2nd Quarter	9.27	6.62	8.20
3rd Quarter	8.34	6.39	6.54
4th Quarter	6.99	5.81	5.95
Last 6 Months	8.30	5.19	5.79
June 2021	8.30	7.27	8.05
July 2021	8.17	6.39	6.54
August 2021	6.99	5.81	6.11
September 2021	8.17	6.39	6.54
October 2021	6.99	5.81	6.11
November 2021	6.57	5.74	5.82
December 2021	6.05	5.19	5.37
January 2022	6.50	5.33	6.27
February 2022*	6.34	5.90	6.25

* Through February 22, 2022.

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

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for in the Brazilian Capital Markets Law and by the Brazilian Corporate Law, as well as the CMN and the Brazilian Central Bank.

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

To be listed on the B3, a company must apply for registration with the CVM and the B3.

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

Within the B3, we are a part of one sustainability index: the ISE (Índice de Sustentabilidade Empresarial – Entrepreneurial Sustainability Index) which is a reference for socially responsible investments in Brazil. To be part of the portfolio, currently composed of 46 companies, the company’s performance is evaluated with respect to sustainability, including economic efficiency, environmental balance, social practices and corporate governance.

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

The Brazilian federal constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to 100% foreign participation in our capital stock. Foreign investors may acquire our Units or ADRs as a result of this decree. In addition, foreign investors may acquire publicly traded nonvoting shares of Brazilian financial institutions traded on a stock exchange or depositary receipts offered abroad representing nonvoting shares without specific authorization. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Foreign Investment in Brazilian Financial Institutions.”

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

Rights of Common Shares and Preferred Shares

Each common share gives its holder the right to a vote at general meetings, however, the preferred shares do not grant voting rights in our shareholders’ general meetings, except as related to the following matters:

●	change of corporate status, merger, consolidation or spin-off;
●	approval of agreements entered into between us and our controlling shareholder, directly or indirectly, and agreements with other companies in which our controlling shareholder has an interest, whenever the law or the By-Laws provide that they must be approved at a shareholders’ general meeting; and
●	the appraisal of assets to be contributed to increase our capital stock.

Regarding the election of members of the Board of Directors, the Brazilian Corporate Law sets forth that, when members of the Board of Directors are elected, the following parties have the right to elect one member of our Board of Directors:

●	minority holders of shares in public companies holding a minimum of 15% of the total number of voting shares, or
●	holders of preferred shares without voting rights, or with restricted voting rights, representing 10% of the capital stock, or
●	holders of common and preferred shares who jointly represent at least 10% of the capital stock, in a separate vote.

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

The holders of preferred shares are entitled to the following rights according to our By-Laws:

●	dividends and interest on shareholders’ own equity in an amount 10% higher than those attributed to common shares, as well as priority in the distribution;
●	participation on equal terms with the common shares conditions, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of accrued income, reserves or any other resources;
●	priority in reimbursement of capital, without payment of premium, in the case of liquidation; and
●	tag-along rights in the event of a change in our control, under the same terms and conditions extended to our controlling shareholders.

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

Brazilian Corporate Law also sets forth that the following shareholders’ rights cannot be repealed or modified by our By-Laws or decisions made at shareholders’ meetings:

●	the right to vote at general meetings, in the case of holders of common shares;
●	the right to share in the distribution of dividends and interest on shareholders’ equity, and to share in the surplus assets in the event of our liquidation;
●	preemptive rights in subscribing for shares or convertible securities in specific circumstances;
●	the right to monitor the management; and
●	the right of withdrawal in the circumstances established by law, including our consolidation, merger and spin-off.

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

The following rules apply to the exercise of the rights granted to the shares represented by Units:

●	Dividends and share redemption or repayment amounts delivered to us, as depository of the shares, shall be paid by us to the Unit holder;
●	Only the Unit holder shall have the right to attend our general meetings and to exercise all prerogatives conferred on our shareholders by the shares represented by the Units;
●	In the event of a stock split, cancellation or reverse stock split or new issuances of shares by us while the Units are in existence, the following rules will be observed:
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

In the event of a capital increase, by means of the issuance of shares that may be converted into new Units, Unit holders may exercise the preemptive rights belonging to the shares represented by their Units. We shall create new Units in the register of book-entry Units and credit them to their holders so as to reflect the new number of common and preferred shares issued by us, subject to the current proportion of ordinary and preferred shares to constitute the Units, Shares that are too few to constitute a Unit shall be delivered to the shareholders as shares, rather than Units. There shall be no automatic credit of Units in the event of the exercise of preemptive rights in the issue of securities other than shares.

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

An extraordinary general meeting may be held at any time, including together with an annual general meeting, Our shareholders in a general meeting are exclusively responsible for approving, among other matters: (i) amendments to our By-Laws; (ii) election and dismissal of members of our board of directors; (iii) creation of any reserves of profits, other than the legal reserve; (iv) suspension of the rights of a shareholder that has failed to comply with obligations under the law or our By-Laws; (v) approval of our incorporation, merger or spin-off; and (vi) approval of our dissolution or liquidation, approval of reports prepared by the liquidators and the election of a liquidator and members of the fiscal council to operate during a liquidation.

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

Place of Our Shareholders’ General Meetings

Our shareholders’ meetings are held at our headquarters at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK, Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil. The Brazilian Corporate Law allows our shareholders to hold meetings outside our headquarters in an event of force majeure, provided that the meetings are held in the city of São Paulo and the relevant notice contains a clear indication of the place where the meeting will be held.

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

Conditions for Admission to General Shareholders’ Meetings

Shareholders attending general meetings must prove that they are the holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy (including a public proxy in accordance with CVM Instruction 481, of December 17, 2009, as amended), appointed not more than one year before the date of the meeting, and this representative must be a shareholder, a manager, a lawyer or, in the case of a publicly held company, as ours is, a financial institution, Investment funds may be represented by their respective administrators.

Remote Voting

The CVM establishes rules for remote participation and voting in general meetings of publicly held companies.

Accordingly, we have put in place the necessary structure to allow our shareholders to participate and vote remotely at general meetings. For this purpose, our shareholders must follow the voting procedures disclosed by us in the call notice for the relevant general meeting to transfer the voting pronouncements including by contacting either us or the custodians (who will be responsible for transferring the voting pronouncements to us), pursuant to the terms of the applicable regulations.

Policy on Trading in Our Own Securities

The objective of our Policy on Trading in Our Own Securities, prepared in accordance with CVM Resolution 44 of August 23, 2021, or “CVM Resolution 44,” is: (i) to control and punish those persons with access to privileged information and who use this information to trade in securities issued by us; and (ii) to establish rules for trading in our securities.

The purpose of this policy is to avoid insider trading (the furnishing of privileged information from which third parties may benefit) and to ensure transparency in the trading of our securities, Our trading policy establishes blackout periods for trading our shares by ourselves, our controlling shareholders (direct or indirect), members of the Board of Directors, Executive Officers and members of our Fiscal Council (when one has been installed) and other technical or consultative bodies or other persons who, by virtue of their job, position or commercial, professional or trust relationship with us, have access to any privileged information. This is intended to avoid improper use of information not disclosed by us.

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

The Brazilian Corporate Law also provides that a spin-off of a company shall entitle its shareholders to withdraw only if it results in: (i) a change in the corporate purpose, unless the assets spun off are transferred to a company whose principal activity coincides with the business purpose of the spun-off company; (ii) a reduction in the mandatory dividend; or (iii) becoming part of a group of companies, as defined in the Brazilian Corporate Law, In addition, in the event of a consolidation or merger of us into another company, or when we become part of a group of companies (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdraw from our company if the shares of such companies (a) are liquid, i.e., are listed on the three general indexes or on any other Stock Exchange index, as defined by the CVM, and (b) are widely held, such that our controlling shareholders or other companies under common control hold less than half the shares of the type or class to which the right of withdrawal corresponds. The right of withdrawal must be exercised within 30 days of publication of the minutes of the general meeting resolving on the matter that gave rise to such right. Furthermore, we have the right to reconsider any resolution that has given rise to a right of withdrawal, during the 10 days following the end of the period for exercising the right, if we consider that the payment of the price for buying out dissident shareholders would put our financial stability at risk.

Shareholders who exercise the right to withdrawal shall receive the equity value of their shares, based on the latest balance sheet approved at a general meeting. If, however, the resolution giving rise to the right of withdrawal was passed more than 60 days after the date of the latest approved balance sheet, a shareholder may call for a special balance sheet to be prepared as of a date not more than 60 days before the resolution, to assess the value of the shares, In this case, we must immediately pay 80% of the reimbursement value, calculated according to the latest balance sheet approved by our shareholders, and the balance within 120 days of the date of the resolution of the general meeting.

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

Preemptive Rights

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

We may purchase our shares on the stock exchange, but not for a price above the market value. Acquisitions by means of private transactions must observe the applicable limitations and the approval by the shareholders meeting may be required. We may also buy our own shares in the event that we should cease to be a publicly held company., We may also purchase or issue put or call options on our shares.

On September 18, 2017, our shareholders approved the cancellation of 64,551,366 shares held in treasury, representing 32,275,683 common shares and 32,275,683 preferred shares. Such treasury shares corresponded, as of that date, to the totality of the shares then held in treasury.

On November 1, 2019, our Board of Directors approved the Unit repurchase program to cover the acquisition of up to 37,256,072 Units or ADRs, representing 37,256,072 common shares and 37,256,072 preferred shares by us or our branch in Cayman, corresponding to approximately 1% of the totality of our corporate capital. The repurchase program ended on November 4, 2020.

On February 2, 2021, our Board of Directors approved the Unit repurchase program to cover the acquisition, by us or our branch in Cayman, of up to 36,956,402 Units or ADRs, representing 36,956,402 common shares and 36,956,402 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. The repurchase program ends on August 2, 2022.

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

Periodic and Occasional Disclosure of Information

The regulations applicable to publicly held companies issued by the CVM, including CVM Resolution 44, provide that we must disclose both periodic and occasional information. Among such items of information are, for example, our financial statements accompanied by the management reports and the reports of our independent auditors, our standard financial information form (formulário de informações financeiras padronizadas – DFP), our quarterly report (formulário de informações trimestrais – ITR) and our reference form (formulário de referência).

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

We are obliged to send such information to CVM and B3 within 10 days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition), Upon the issuance of CVM Instruction 568 on September 17, 2015, it also became mandatory to provide the CVM and B3 within the same time period the information related to the securities traded by us, our entities and affiliated companies.

Disclosure of Information about Our Shareholders with Relevant Interest

CVM Resolution 44 sets forth that (i) any direct or indirect controlling shareholders, (ii) any shareholders entitled to elect members of the board of directors and fiscal council, as well as (iii) any person or group of persons acting jointly with the aforementioned persons or representing the same interest, that carries out relevant transactions (that is, transactions whereby the direct or indirect holding of the aforementioned persons surpasses, upwards or downwards the thresholds of 5%, 10%, 15%, and so on successively, of our shares of a certain class and type) must disclose to us information on their trades, which will be sent to the CVM.

The resolution establishes that the following information must be provided: (i) the name and qualification of the person acquiring the shares, including the registration number in the Natural Persons Registry (CPF) or the National Register of Legal Entities (CNPJ); (ii) the reason for the participation and aimed quantity of shares, containing, if it were the case, a declaration by the acquiring party that it does not intend to alter the composition of its control or the structure of the company’s administration; (iii) the number of shares and other securities or other financial instruments referenced in such shares, of physical or financial settlement, specifying the number, class and type of such shares; (iv) indication of any agreements ruling the exercise of voting rights or the purchase and sale of our securities; and (v) if the shareholder is resident or domiciled abroad, the name and the registration number in the Natural Persons Registry (CPF) or the National Register of Legal Entities (CNPJ) of its agent or legal representative in Brazil for the purposes of article 119 of the Brazilian Corporate Law.

Such obligations also apply to (i) the acquisition of any right over our shares and other securities subject to disclosure; and (ii) execution of any derivative financial instruments referenced in our shares, even without physical settlement provisions.

Our Investor Relations Officer is responsible for sending this information to the CVM and to the B3 as soon as received.

Disclosure of Material Facts

The Brazilian Securities Market Law and CVM Resolution 44 set forth that we must disclose any decision made by a controlling shareholder, by the general shareholders’ meeting or by any of our management bodies, or by any other act or event in connection with our business that could influence: (i) the trading price of our securities or securities referenced to our securities; (ii) the decision by investors to buy, sell or keep those securities; and (iii) the decision by investors to exercise any rights they have as holders of those securities.

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

10D. Exchange Controls

Foreign Investment in Brazil

Foreign Direct Investment

Foreign direct investment in Brazil is regulated by Law No. 4,131, enacted on September 3, 1962, as amended, including by the New Foreign Exchange Law. A foreign direct investor under Law No. 4,131/62 must:

●	register as a foreign direct investor with the Brazilian Central Bank;
●	obtain a taxpayer identification number from the Brazilian tax authorities;
●	appoint a tax representative in Brazil; and
●	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

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

On December 28, 2006, Law No. 11,371 allowed the registration of the foreign capital invested in Brazilian companies but not yet duly registered and not subject to other types of registration. For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company and must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

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

Under CMN Resolution 4,373, an investor residing outside Brazil must:

●	appoint at least one financial institution or an institution authorized to operate by the Brazilian Central Bank as representative in Brazil that will be responsible for complying with the registration and reporting requirements and reporting procedures of the Brazilian Central Bank and the CVM;
●	register as a foreign investor with the CVM;
●	appoint one or more custodians authorized by the CVM;
●	register the foreign investment with the Brazilian Central Bank;
●	appoint a tax representative in Brazil; and
●	obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

CVM Resolution No. 13, of November 11, 2020 establishes the obligation of the representatives of investors residing outside Brazil to inform the CVM of the movements and applications of funds of such investors participating in collective accounts and holders of own accounts represented by them.

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of units or ADRs. Prospective holders of units or ADRs should consult their tax advisors as to the tax consequences of the acquisition, ownership, and disposition of units or ADRs in their particular circumstances.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to the acquisition, exchange, ownership, and disposition of units or ADRs by a Non-Resident Holder. The discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and to differences of interpretation. Any change in such law may change the consequences described below.

The tax consequences described below do not consider the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or locality of Brazil.

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership, and disposition of our units or ADRs, Holders of units or ADRs and prospective purchasers thereof should consult their tax advisors with respect to the tax consequences of owning and disposing of our units or ADRs in light of their particular investment circumstances.

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

Interest Attributable to Shareholders’ Equity

Law 9,249, dated December 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on net equity and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, subject to the limits described below. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Long-Term Rate (Taxa de Longo Prazo – TLP), as determined by the Brazilian Central Bank from time to time, and the amount of this deductible expense may not exceed the greater of:

●	50% of the net income (after the deduction of social contribution on net profit but before taking into account allowances for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; and
●	50% of our accumulated profits.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven.” According to Brazilian legislation, a “Tax Haven” jurisdiction is one in which there is no income taxation or where the local income tax rate is generally applied at rates under 20%. Ordinance 488 dated December 12, 2014 provided for the possibility of that 20% threshold being reduced to 17% if the corresponding jurisdictions are aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities, or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, if the investment is registered with the Brazilian Central Bank.

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

Historically, the income tax on these gains had to be withheld at source and the tax rate would vary depending on the domicile of the Non-Resident Holder:

●	If the Non-Resident Holder is not located in a Tax Haven, a progressive tax rate will be applied as provided for in Law No. 13,259/16, as follows: (i) at a rate of 15% for the portion of the gain up to R$5 million, (ii) at a rate of 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) at a rate of 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million; and
●	If the Non-Resident Holder is located in a Tax Haven, the tax rate will be 25%.

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

(ii)       Taxation of the Capital Gains Earned in the Country in a Transaction Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

There could also be the levy of income tax on net gains earned by a Non-Resident Holder on the disposition of units sold on the Brazilian stock exchange, commodities or futures exchange (or similar exchange). The tax rate will vary according to the type of investment registration made by the Non-Resident Holder at the Brazilian Central Bank, as well as the location of the beneficiary:

●	Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution 4,373, or “Registered Holder,” and (ii) is not a Tax Haven resident are exempt from income tax; and
●	Capital gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are currently subject to income tax at a rate of 15%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

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

Sale of ADRs

Pursuant to Section 26 of Law 10833/2003, the sale of an asset located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that ADRs do not qualify as assets located in Brazil and thus should not be subject to the Brazilian income tax. Notwithstanding the foregoing, since the tax rule referred to in Section 26 of Law 10,833 provides broad language and has not been definitely analyzed by the administrative or judicial courts, we are unable to assure you of the final outcome of such discussion.

Gains on the Exchange of ADRs for Units

Non-Resident Holders may exchange ADRs for the underlying units, sell the units on the Brazilian stock exchange and the sale proceeds may be remitted abroad. As a general rule, the exchange of ADRs for shares is not subject to income taxation in Brazil.

Upon receipt of the underlying units in exchange for ADRs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign portfolio investment under CMN Resolution 4,373, which will entitle them to the tax treatment applicable to Registered Holders described above.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign direct investment under Law No. 4,131/62, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

Gains on the Exchange of Units for ADRs

The deposit of units in exchange for ADRs by a Non-Resident Holder may be subject to Brazilian income tax on capital gains if the acquisition cost of the units is lower than the market price for such units.

The difference between the acquisition cost and the average price of the units is considered a capital gain currently subject to income tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million), or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under Law 4131/62 wishes to deposit its units into the ADR program in exchange for ADRs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the aforementioned progressive rates or, in the case of a Tax Haven resident, 25%.

Pursuant to CMN Resolution 4,373 the progressive rates of Law 13,259/16 to capital gains obtained by Non-Resident Holders not located in a Tax Haven will be applicable and for Non-Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution 4,373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

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

However, foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution 4,373 are generally subject to the IOF/Exchange at a rate of zero.

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

Other Brazilian Taxes

The inheritance and gift tax, or “ITCMD” is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares, or units comprised of shares, that are abroad to individuals who are resident in Brazil is subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor is domiciled in Brazil and the recipient is domiciled abroad. The ITCMD is a state tax with a maximum rate of 8%.

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
240

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds units or ADRs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership, Partnerships holding units or ADRs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the units or ADRs.

The summary is based upon the Internal Revenue Code of 1986, as amended, or the “Code” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, the summary is based in part on representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the deposit agreement or any other related document will be performed in accordance with its terms, U.S. Holders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the acquisition, ownership and disposition of ADRs or units in their particular circumstances.

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

In general, for U.S. federal income tax purposes, U.S. Holders of ADRs will be treated as the owners of the underlying units represented by those ADRs, Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADRs for the underlying units represented by those ADRs.

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

Sale or Other Disposition of ADRs or Units

Subject to the discussion of the passive foreign investment company rules below, gain or loss realized by a U.S. Holder on the sale or exchange of ADRs or units will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the ADRs or units and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will be long-term capital gain or loss to the extent that the U.S. Holder’s holding period with respect to the ADRs or units exceeds one year, Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. If a Brazilian tax is withheld on the sale or other disposition of ADRs or units, a U.S. Holder’s amount realized will include the gross amount of proceeds of the sale or disposition before the deduction of the Brazilian tax. See “—Brazilian Tax Considerations” for a description of when a disposition may be subject to taxation by Brazil.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994, we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2021. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

If we were a PFIC for any taxable year during which a U.S. Holder held our ADRs or units, any gain recognized by a U.S. Holder on a sale or other disposition of ADRs or units would be allocated ratably over the U.S. Holder’s holding period for the ADRs or units. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to all other taxable years would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each of those taxable years, Further, the portion of any distribution in respect of ADRs or units that is in excess of 125% of the average of the annual distributions on ADRs or units received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADRs or units, U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

FATCA

The United States has enacted legislation, commonly referred to as “FATCA,” that generally imposes a reporting and withholding regime with respect to certain U.S. source payments (including interest and dividends), and to payments of gross proceeds from the disposition of property that can produce U.S. source interest and dividends and certain payments made by entities that are classified as financial institutions under FATCA. However, regulations proposed in 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization) eliminate the withholding requirement on payments of gross proceeds of a taxable disposition. The United States has entered into an intergovernmental agreement regarding the implementation of FATCA with Brazil, or the “IGA.” For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—FATCA,” above. Under the current terms and conditions of the IGA, we do not expect payments made on or with respect to the ADRs or units to be subject to withholding under FATCA. However, significant aspects of when and how FATCA will apply remain unclear, and no assurance can be given that withholding under FATCA will not become relevant with respect to payments made on or with respect to the ADRs or units in the future. Prospective investors should consult their own tax advisors regarding the potential application of FATCA.

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

We also file consolidated financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil. The CVM maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the CVM, The address of that website is http://www.cvm.gov.br. We also file consolidated financial statements and other periodic information with the B3. The address of the B3 website is http://www.bmfbovespa.com.br.

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
244

v.	video and teleconferences with Santander Spain; and
vi.	risk committees, including the executive risk committee for Brazil and the Risk control committee.

Information is prepared with the goal of improving risk management and is classified into two groups:

i.	Standard information: this information is generated on a regular basis and with fixed content, subject to revision, made available to senior management for select target areas, depending on the type of information included in the report. The reports are used to facilitate knowledge about the risk for which the Risk Management department is responsible, including credit use, instrument valuation and results, as well as the analyses needed to manage these risks and optimize capital.
ii.	Non-standard information: this includes presentations and information not included in the reports above prepared for our senior management on an ad hoc basis or upon specific request. When the request for certain information becomes more regular, such reporting is integrated into automated “Standard information.”
iii.	Each report varied by the nature of the information and its frequency. The nature of the information provided is either quantitative or qualitative.

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

Committee	Main Responsibilities		Members		Meeting Frequency
Executive Risk Committee	●	Enable the application, at the local level, of the Santander Group’s risk culture, aligning the Santander Brasil’s strategy, predisposition and risk tolerance level (“Main Guide”) to the mission and objective of its business areas	●	CEO	Weekly
	●	Approves the risk appetite secondary metrics that will be proposed to the board of directors of Santander Brasil;	●	Vice President Executive Officer (Chief Risk Officer),
	●	Manage exposures from different customers, economic sectors and types of risks, including, among others, the following functions:	●	Vice President Executive Officer of Legal and Corporate Affairs
	●	Approve risk proposals for credit and market operations, including, among others, underwriting operations of fixed and variable income, customer limits for Treasury products, ALCO (Assets and Liabilities Committee) limits, debt restructuring proposals and payment arrangements;	●	Executive Superintendent of Wholesale’s Risks
	●	Handle general issues related to market risk, cross-border limits, country risk, global banking operations, and market risk approvals;	●	Vice-President Executive Officer of Corporate and Investment Banking
	●	Adopt and, if necessary, validate, portfolio sales or individual asset-credits;	●	Vice President Executive Officer of Corporate
	●	Approve predefined internal risk regulations and monitor the Strategic Business Plan main indicators;	●	Vice President Executive Officer of Private Banking and Wealth Management
	●	Authorize management tools, improvement initiatives, follow up on projects and any other relevant activities related to risk management;
246

	●	Approve the policy and standards of methodological models and validate their effectiveness;	●
	●	Be aware of and take the necessary measures regarding risk to comply with the recommendations and directions issued by supervisory authorities in the exercise of its functions and the internal audit of the Bank;	●
	●	Provide information to the board of directors and to the executive committee and assistance, if needed, in order to execute the tasks assigned to risk management by applicable law, the by-laws, the board of directors´ rules of procedure and the regulation of the Risk Executive Committee; and	●
	●	Approve the creation, modification and termination of other committees or decision bodies and their regulations and delegate to those committees or people empowerment on decision-making and risk management,	●
Risk Control Committee	●	Oversee the Risk Identification and Assessment (RIA) exercise;	●	Chief Financial Officer	Biweekly
	●	Conduct a full segment and regular follow up of all risks, including Conduct Risk, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors;	●	Chief Risk Officer Chief IT Officer· Vice President Executive Officer of Communication and Marketing
	●	Conduct an independent and periodic control report on risk management activities, which includes:	●	Executive Superintendent of- Enterprise Risk Management
	●	Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the Bank and monitoring of key strategic projects;	●	Executive Superintendent of GIR and Relationship with Supervisors

●    Monitor the observance of appetite and risk policies, advising the board risk committee on these issues;

●    Approve the secondary metrics of Risk Appetite,

●    Review and monitor compliance with the General Risk Framework and Risk Appetite, identifying exposures to the most relevant risks through risk reports

●    Monitor all relevant aspects of capital management and its impacts

●    Approve, review and guarantee the correct and effective risk governance, including the control and decision forums, structures, policies and reports to ensure that all relevant risks are identified, managed and reported,

●    Approve and review the Strategic, Financial, Business Continuity and Recovery Plans

●   Vice President Executive Officer of Finance and Strategy,

●   Chief Compliance Officer

●   Vice President Executive Officer of Legal and Corporate Affairs

●   Chief Data Officer

●   Audit Director

●   Chief Information Security Officer

● Support and assist the board in carrying out stress tests, in particular by evaluating the scenarios and assumptions to be used in these tests, valuing the results and analyzing the measures proposed by the risk function as a consequence of the results;
● Validate the information on risks that must be submitted to the board of directors when so required and without prejudice to the direct access to the person responsible for the risk function (Chief Risk Officer) to the board;
● Supervise measures taken regarding risks to comply with the recommendations and directions issued by the supervisory authorities in the exercise of its function and Santander Brasil’s audit;
248

●   Provide the board of directors, through the board risk committee, and the executive committee the information and assistance needed regarding risks for the fulfillment of its functions in risk management matters assigned to it by law, the board of directors´ rules of procedure and the regulation of the Risk Control Committee – RCC; and

●   Approve the operation of hierarchically lower-risk control committees and their respective regulations;

●   aspects related to capital management, including:

●   Present the impact of new regulations and the results of the elaboration of QIS (Quantitative Impact Study);

●   Review and evaluate responses to additional requests made by regulators regarding capital management issues;

●   Carry out the analysis and supervision of the results of the capital adequacy assessment exercises and their main components (schedule, assumptions, economic scenarios, methodologies, results, capital buffer, contingency plans and other relevant aspects) of the following processes: ICAAP, TEBU (Bottom-up Stress Test), Strategic.

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

The following table presents the individuals or organizational bodies authorized to make extensions of credit to retail borrowers for the amounts specified:

Authorization Required	Amount
Branch	Up to R$500 thousand
Decision centers (1)	Up to R$30 million
Retail Risk Higher Committee and Wholesale (2)	Up to R$680 million

(1) Members of risk decision-making centers include superintendents and other representatives of the risk area.

(2) Members of the higher Risk Committee include, among others, the Chief Executive Officer of the group, the officers of Wholesale, Retail, Market Risk, Recovery and representatives of the Risk and Compliance Departments.

There is also a more robust model called Rating Plus which is addressed to mid-size companies a few other retail clients. This model combines the clients’ internal and external financial behavior, information obtained from their balance sheets and a questionnaire that is adapted in accordance with the companies’ individualities.

The evaluation made by Rating Plus seeks to attribute an internal classification for the costumers defining their risk level in comparison with their creditworthiness. The classification as well as the credit analyses for these clients are usually made manually through specific proposals or limits.

Wholesale Lending

In wholesale banking, each customer is analyzed on an individual basis, Commercial and risk areas analyze the client’s needs and indicators, analyzing profitability, creditworthiness and adequacy to the risk metrics of Santander Group RAS – Risk Appetite Statement, in order to determine and submit it for approval.

Wholesale lending risk appetite metrics and limits are set annually and tracked monthly through reports sent to the headquarters of the Santander Group. These limits are defined considering the risk appetite of Santander Brasil and the wider Santander Group, in line with current regulations (Brazilian Central Bank and European

Central Bank), and the expectations of the commercial area. Individual and sectoral portfolio concentrations are monitored to mitigate the risk of the portfolio.

All credit requests from our wholesale customers must be approved by a credit committee, which are outlined below:

Authorization Required	Limit
Territorial Committee	Up to R$50 million
Superior and High Risk Committee	Up to R$170 million
Wholesale Committee	Up to R$350 million
Executive Risk Committee	Up to R$1 billion

Credit Monitoring

Credit lines to retail banking SME customers are reviewed weekly, whereas individual customers are systematically reviewed daily, based on the client’s credit rating. This process allows improvements in credit exposure to customers who present good credit quality. Additional specific early warnings are automatically generated when deterioration of a customer’s credit quality is identified. When this occurs, a process to reduce credit risk and prevent default is implemented. For SMEs, this includes monthly monitoring of their financial performance, the financial situation of each enterprise is discussed by specific committees in the presence of the commercial area, These processes are implemented, with the goal of continuously improving the quality of our loan portfolio.

Credit lines to wholesale customers and related credit quality are reviewed on an annual basis, When any specific concern the credit quality of a certain customer, we use a customer monitoring system known as SCAN (Santander Customer Assessment Note), which allows possible actions to be taken under the following categories: “monitoring,” “intensive monitoring,” “proactive monitoring” or “block and exit.” A customer subject to action under one of these categories will be reviewed on a quarterly or a semi-annual basis, depending on the situation.

We use proprietary internal rating models to measure the credit quality of a given customer or transaction, Each rating relates to a certain probability of default or non-payment, determined on the basis of the customer’s history, with the exception of certain portfolios classified as “low default portfolios.” These ratings and models are used in our loan approval and risk monitoring processes.

The table below shows the internal risk rating levels and their corresponding probability of default:

Internal Risk Rating	Probability of Default
Low	Lower than 2.1%
Medium-low	Greater than 2.1% and Lower than 4.1%
Medium	Greater than 4.1% and Lower than 6.3%
Medium-high	Greater than 6.3% and Lower than 10.0%
High	Greater than 10.0%

For a breakdown of our portfolio by internal risk rating, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Internal Risk Rating.”

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

Our credit recovery tools include daily contact through our call center, inclusion of defaulting customers within external sources of credit protection, sending collection letters, and direct contact through our branch network. In addition to the aforementioned tools, we use the following strategies:

●	Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with loans of higher values and/or are overdue more than 60 days.
●	We use specialized external firms to collect, report and assess high-risk customers. These firms are remunerated according to pre-established percentages applied to the amounts recovered.
●	In addition, we use digital channels as a mean of increasing the availability of renegotiation offers to our customers.

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

Commodities price risk

Commodities price risk relates to the potential negative effect of changes in commodity prices. Our exposure to this risk is mostly concentrated in derivative operations involving commodities for customers.

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

Market liquidity risk

Market liquidity risk is the possibility of a Bank entity or the Santander Group as a whole finding itself unable to exit or close a position in time without affecting the market price or the cost of the transaction. This risk can be caused by a decrease in the number of market participants or institutional investors, the execution of large volumes of operations, market instability or increases of the concentration existing in certain products and currencies. Market depth is the main liquidity driver in our trading portfolio, even though our policy is to trade the most liquid assets, Our liquidity risk also arises in non-trading activity, due to the maturity gap between assets and liabilities mostly in the retail banking business.

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

These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk, and are built on five basic pillars, which we believe are vital for correct management of market risks:

i.	Market and structural risk measurement, analysis and control;
ii.	Calculation, analysis, explanation and reconciliation of profit and loss (P&L);
iii.	Definition, capture, validation and distribution of market data;
iv.	Definition of limits, products and underlyings; and
v.	Consolidation of information,

In turn, our market risk management is guided by the following basic principles:

i.	Independence of the trading and balance sheet activities;
ii.	Global overview of the risks taken;
iii.	Definition of limits and empowerment;
iv.	Control and oversight;
v.	Homogeneous aggregated metrics;
vi.	Homogeneous and documented methodologies;
vii.	Measuring risk;
254

viii.	Information consolidation; and
ix.	Contingency plans and technical capability,

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

Trading limits

i.       VaR limits;

ii.	limits of equivalent positions and/or nominal;
iii.	sensitivity limits to interest rates;
iv.	vega limits; and
v.	limits aimed at reducing the volume of effective losses or protecting results already generated during the period:
●	loss trigger; and
●	stop loss.
255

Structural limits

i.	structural interest rate risk of the balance sheet:
●	sensitivity limit of net interest margin (“NIM”) over a one year horizon; and
●	sensitivity limit of market value of equity (“MVE”);
ii.	structural exchange rate risk comprised of the net position in each currency; and
iii.	liquidity risk: limits defined for short, long and concentration metrics and considering BAU and Stress scenario.

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

Trading Activity

●	VaR: as calculated by us, our internal VaR model is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence level, subject to certain assumptions and limitations discussed below. Our standard methodology is based on historical simulation of 520 days and is calculated using the VaR methodology “full revaluation.” In order to capture recent market volatility in the model, the reported VaR is the higher between the 1% percentile and the 1% weighted percentile of the simulated PnL distribution. The first VaR figure gives the same weight to all observed values, and the second one applies an exponential declining factor to give a higher weight for the most recent observations. This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back testing exceptions. We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.
1.	Assumptions and limitations: our VaR methodology should be interpreted in light of the limitations that (i) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (ii) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.
2.	Calibration measures: in order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean Profit and Loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.
●	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 260 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the market risk area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.
●	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to all the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.
●	Sensitivities: our market risk sensitivity measures gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors may be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.
256

Non-trading Activities

●	Interest rate gap of assets and liabilities: focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of future interest rate movements on NIM or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.
●	NIM sensitivity: measures the change in the short- and medium-term in the accruals expected over a 12-month horizon, in response to a shift in the yield curve. The yield curve is calculated by simulating the NIM, with a shift in the yield curve, as well as for the current scenario. The sensitivity is the difference between the calculation of the two margins.
●	MVE sensitivity: Net worth sensitivity measures the interest risk implicit in net worth (equity) over the entire life of the operation on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the NIM.
●	Value at risk: The VaR for balance sheet activity and investment portfolios.
●	Analysis of results arising from the interest rate scenarios established by Circular No. 3,876 of the Brazilian Central Bank: there are six shock scenarios for MVE sensitivity and two for NIM sensitivity.
●	Liquidity risk: our ability to finance our commitments at reasonable market prices, as well as to carry out our business plans with stable sources of funding. We permanently monitor maximum gap profiles. The measures used to control liquidity risk are the liquidity gap, stress scenarios and contingency plans.
●	Liquidity gap: provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or excess of funds at a specific date and reflects the level of liquidity maintained under normal market conditions.

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

257

Quantitative Analysis

Trading Activity

Quantitative Analysis of Daily VaR in 2021

Our risk performance with regard to trading activity in financial markets between 2019 and 2021, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2021, VaR fluctuated between R$30 million and R$40 million, with an average of R$34.5 million. The histogram below shows the distribution of average risk in terms of VaR in 2021 where the accumulation of days with VaR levels between R$20 million and R$40 million can be observed in 79.8% of the distribution.

258

VaR by Risk Factor

The minimum, maximum, average and year-end 2021 VaR values by risk factor were as follows:

	2020	2021
	Period End	Low	Average	High	Period End
	(in millions of R$)
Trading VaR	31.6	16.7	34.5	63.1	34.4
Diversification Effect	(33.7)	(5.2)	(27.6)	(54.4)	(12.8)
Interest Rate VaR	26.6	12.7	31.8	72.3	34.9
Equity VaR	2.8	2.6	7.5	21.5	6.4
Foreign Exchange VaR	35.6	4.0	19.0	48.9	5.9
Commodity VaR	0.3	0.1	3.8	21.4	0.1

The average VaR for 2021 was R$34.5 million, with most of the risk due to interest rate positions. Santander Brasil was relatively conservative in equity and commodities trading activity in line with the approach taken over the last few years.

The average VaR of the four main risk factors, interest rates, equity prices, exchange rates and commodities were R$31.8 million, R$7.5 million, R$19.0 million and R$3.8 million respectively, with a negative average diversification effect of R$27.6 million. The chart below shows the evolution of the VaR interest rates (IR), VaR exchange rates (FX), VaR equity prices (EQ) and Commodities (CM), at a 99% confidence level, over a day time frame and a 15-day moving average.

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for customers. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments.

259

The chart below shows the VaR Vega performance of our structured derivatives business in 2021, 2020 and 2019. In the most recent year, this figure fluctuated around an average of R$8.23 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2021, A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2021, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis, From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor, The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(14.5)	(19.7)	(14.8)	(49.0)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$180.2 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2021

Convertible Currencies

At the end of 2021, the sensitivity of NIM at one year, to a parallel rise of 100 basis points in the local yield curve was R$553 million.

In addition, at the end of 2021, the sensitivity of MVE to parallel rises of 100 basis points in the yield curves was R$1,678.0 million in the local currency yield curve.

Structural Gap

260

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2021 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Structural Gap
Money Market	309,426	115,341	859	1,347	21,303	18,675	37,938	20,504	93,459
Loans	470,730	138,528	62,721	50,867	60,773	56,304	54,350	47,394	(208)
Permanent	15,836	-	-	-	-	-	-	-	15,836
Other	199,895	35,519	-	23	-	2	-	-	164,351
Total Assets	995,886	289,388	63,580	52,237	82,076	74,981	92,288	67,898	273,437
Money Market	(126,572)	(73,371)	(1,934)	(2,839)	(4,595)	(18,206)	(7,959)	(13,862)	(3,807)
Deposits	(498,828)	(305,888)	(16,114)	(6,422)	(10,091)	(13,844)	(15,886)	(93,436)	(37,147)
Equity and Other	(370,486)	(63,009)	(23,483)	(16,556)	(23,913)	(1,462)	(5,224)	(3,319)	(233,521)
Total Liabilities	(995,886)	(442,267)	(41,531)	(25,817)	(38,599)	(33,512)	(29,069)	(110,617)	(274,474)
– Balance Gap	0	(152,879)	22,049	26,420	43,478	41,469	63,219	(42,719)	(1,037)
Off-Balance Gap	18,976	22,280	(4,189)	496	(957)	(23,496)	4,750	3,164	16,929
Total Structural Gap	18,976	(130,599)	17,860	26,916	42,520	17,973	67,969	(39,556)	15,892
Accumulated Gap	18,976	(111,623)	(93,763)	(66,847)	(24,327)	(6,354)	61,615	22,060	37,951

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, increased R$121 million during 2021, reaching a maximum of R$607 million in June, The sensitivity of the market value decreased R$93 million during 2021, reaching a maximum of R$1,882 million in September, The main factors in 2021 that influenced the sensitivity were the volatility of the interest curve, updating of methodologies and the effects of strategies in the business areas.

The following chart shows our NIM and MVE sensitivity during each month in 2021.

261

Interest Rate Risk Profile as of December 31, 2021

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2021 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in local currency
Money Market	268,082	112,019	823	1,060	18,672	15,816	22,730	18,170	78,792
Loans	382,313	90,863	49,412	41,903	52,908	54,584	53,957	43,028	(4,344)
Permanent	15,804	-	-	-	-	-	-	-	15,804
Others	128,760	18,923	-	23	-	2	-	-	109,812
Total Assets	794,960	221,806	50,235	42,986	71,580	70,402	76,687	61,198	200,064
Money Market	(99,888)	(71,740)	(1,006)	(1,901)	(3,868)	(3,020)	(6,747)	(7,986)	(3,620)
Deposits	(463,227)	(290,333)	(5,332)	(4,382)	(7,209)	(8,943)	(11,999)	(89,470)	(45,558)
Equity and Other	(214,666)	(24,490)	(44)	(66)	(132)	(264)	3,149	(3,319)	(189,499)
Total Liabilities	(777,780)	(386,563)	(6,383)	(6,349)	(11,209)	(12,227)	(15,597)	(100,775)	(238,677)
Off-Balance Gap	36,988	23,679	8,421	(585)	(1,113)	(21,346)	5,925	3,083	18,923
Gap	54,167	(141,078)	52,274	36,052	59,258	36,829	67,016	(36,494)	(19,690)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
Gaps in foreign currency
Money Market	41,344	3,322	36	287	2,631	2,859	15,208	2,334	14,667
Loans	88,417	47,664	13,309	8,964	7,865	1,720	393	4,366	4,135
Permanent	31	-	-	-	-	-	-	-	31
Others	71,135	16,595	-	-	-	-	-	-	54,539
Total Assets	200,927	67,582	13,345	9,251	10,496	4,579	15,600	6,700	73,373
Money Market	(26,684)	(1,630)	(928)	(938)	(727)	(15,186)	(1,212)	(5,876)	(187)
Deposits	(35,601)	(15,555)	(10,782)	(2,040)	(2,882)	(4,901)	(3,887)	(3,966)	8,411
Equity and Other	(155,821)	(38,519)	(23,439)	(16,490)	(23,781)	(1,198)	(8,373)	-	(44,022)
Total Liabilities	(218,106)	(55,704)	(35,148)	(19,468)	(27,390)	(21,285)	(13,472)	(9,842)	(35,797)
Off-Balance Gap	(18,012)	(1,399)	(12,610)	1,081	156	(2,150)	(1,175)	81	(1,994)
Gap	(35,192)	10,479	(34,413)	(9,136)	(16,738)	(18,857)	953	(3,061)	35,582

262

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2020 and December 31, 2021, broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2021				2020
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	16.7	34.5	63.1	34.4	31.6
Non-trading	1,663.4	2,451.7	4,274.1	-	1,755.1
Diversification effect	-	-	-	-	-
Total	1,680.1	2,486.2	4,337.2	34.4	1,786.7

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2021				2020
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	12.7	31.8	72.3	34.9	26.6
Non-trading	1,663.4	2,451.7	4,274.1	-	1,364.7
Diversification effect	-	-	-	-	-
Total	1,676.1	2,483.5	4,346.4	34.9	1,391.3

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2021				2020
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	4.0	19.0	48.9	5.9	35.6
Non–trading	-	-	-	-	-
Diversification effect	-	-	-	-	-
Total	4.0	19.0	48.9	5.9	35.6

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2021				2020
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	2.6	7.5	21.5	6.4	2.8
Non–trading	-	-	-	-	-
Diversification effect	-	-	-	-	-
Total	2.6	7.5	21.5	6.4	2.8

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.
263

Commodity Price Risk

	At December 31,
	2021				2020
	Low	Average	High	Period End	Period End
	(in millions of R$)
Commodity price risk
Trading	0.1	3.8	21.4	0.1	0.3
Non-trading	N.A.	N.A.	N.A.	N.A.	N.A
Diversification effect	-	-	-	-	-
Total	0.1	3.8	21.4	0.1	0.3

Our daily VaR estimates by activity were as set forth below:

	2021				2020
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	26.8	12.7	31.8	72.3	34.9
Exchange rate risk	2.8	2.6	7.5	21.5	6.4
Equity price risk	35.6	4.0	19.0	48.9	5.9
Commodity price risk	0.3	0.1	3.8	21.4	0.1
Total Trading	31.6	16.7	34.5	63.1	34.4
Non-trading
Interest rate risk	1,663.4	2,451.7	4,274.1	-	1,755.1
Exchange rate risk	N.A.	N.A.	N.A.	N.A.	N.A.
Equity price risk	N.A.	N.A.	N.A.	N.A.	N.A.
Commodity price risk	N.A.	N.A.	N.A.	N.A.	N.A.
Total Non-Trading	1,663.4	2,451.7	4,274.1	-	1,755.1
Total (Trading + Non-Trading)	1,663.4	2,451.7	4,274.1	-	1,755.1
Interest rate risk	1,663.4	2,451.7	4,274.1	-	1,755.1
Exchange rate risk	1.4	9.3	42.4	35.6	7.5
Equity price risk	1.2	5.8	34.0	2.8	7.4
Commodity price risk	-	0.2	2.5	0.3	-

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

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

To accomplish our operational risk objectives, we have established a risk model based on three lines of defense, aimed at continuously improving and developing our management and control of operational risks. The three lines of defense are:

●	First line of defense: all business and support areas within Santander Brasil are responsible for identifying, managing, mitigating and reporting operational risks related to its activities.
●	Second line of defense: the operational risk and internal control departments is responsible for monitoring and ensuring control over operational and technological risk management practices throughout the or ganization. It is also responsible for implementing and communicating our operational risk culture, defining methodologies, policies, tools, training, applicable procedures and requirements for the effective management of operational risk.
264

●	Third line of defense: the Internal Audit department is responsible for undertaking independent reviews of the risk management activities carried out by the first and second lines of defense, and for promoting continuous improvements in both lines.

The objectives of the operational risk management model are:

●	to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses, and to mitigate their financial, and non-financial impacts;
●	to provide support to decision-makers within Santander Brasil;
●	to ensure there is sufficient coverage to cover the possible impacts of operational risk on an ongoing basis; and
●	to maintain control of operational risk in a manner which is consistent with business strategy.

The following bodies are involved in the implementation of risk management model in order to ensure we have a structured process of operational risk management and decision maker:

●	Risk Control Committee (Comitê de Controle de Riscos): a committee which aims to perform a holistic and periodic monitoring of the risks to which Santander Brasil is exposed and to exercise independent control on the risk management activities;
●	Senior Forum of Internal Control and Operational Risk (Fórum Sênior de Controle Interno e Risco Operacional): a senior forum aimed at ensuring and fostering the adequate monitoring, control and mitigation of operational risks;
●	Operational Risk Meeting (Reunião de Riscos Operacionais): an independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

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

Furthermore, the Brazilian Central Bank has recently issued new regulations and standards applicable to us relating to the management and governance of social, environmental and climate risks by financial institutions. These rules relate both to risks resulting from our products, services and activities, and to risks arising out of the activities of our counterparties, controlled entities, suppliers and outsourced service providers. One such regulation is National Monetary Council Resolution 4,945/2021, which will revoke Resolution 4,327/2014 and institute new guidelines applicable to the PRSA. The majority of these regulations will enter into effect in July 2022. See “Item 4. B Information on the Company—B, Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Environmental, Social and Governance (ESG) requirements applicable to financial institutions.”

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

We believe that assessing the socio-environmental risk in our operations, also enables us to mitigate issues of operational, capital, credit and reputational risk. In 2021, we screened 911 wholesale corporate customers, 1,049 Empresas Nucleo (Core Companies) customers, and 28 major new projects (including both those that are and that are not subject to the Equator Principles). Furthermore, wholesale segment customers are screened for environmental and social concerns by the new customer acceptance department, when they begin their commercial relationship with us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—Social and environmental risks may have a material adverse effect on us.”

Cybersecurity Risk

We have security measures in place to mitigate the risk of cybersecurity threats affecting our technology platforms and our business. We have taken into consideration the practices set forth in the ISO-27002 security standard to assist us in formulating such security measures. Our security measures, include, but are not limited to access and privilege management, segregation of test and production environments, network security analysis, cyber incident management, baseline configuration of hardware and software, activity log correlation, malware prevention and remediation, and security analysis of third-party operations. We employ a range of security processes, solutions and dissemination of these measures, including regular compliance checks and continuous monitoring of network activity by our Security Operations Center (SOC). We also perform periodic reviews of cybersecurity threats and related controls, including periodic penetration tests performed by independent third parties. In addition, we are constantly investing in technology and security solutions, as well as conducting user training and awareness efforts. Furthermore, we cooperate and exchange information and experience relating to cybersecurity with local and international security communities, such as local telecommunications companies and other financial institutions, and as a member of the Financial Services - Information Sharing and Analysis Center community. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.”

Other Information

Volatile market conditions arising from the COVID-19 pandemic may result in significant changes in macroeconomic conditions, foreign exchange rates, interest rates, and the prices of our securities, which may adversely affect us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business— The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations,” “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Impact of COVID-19.”

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

Fees and Expenses

BNYM, as depositary, may charge the following fees and expenses to the ADR holders, any party depositing or withdrawing Units or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), as applicable:

●	a fee of U.S.$5.00 or less for each 100 ADRs (or portion thereof) issued, delivered or surrendered, as the case may be;
●	a fee of U.S.$0.05 or less per ADR (or portion thereof) for any cash distribution made pursuant to the deposit agreement;
●	a fee of U.S.$0.05 or less per ADR (or portion thereof) per annum for depositary services;
●	a fee for the distribution of securities or of rights (where the depositary will not exercise or sell those rights on behalf of the ADR holders), such fee being in an amount equal to the fee for the execution and delivery of ADRs which would have been charged as a result of the deposit of such securities under the deposit agreement entered into with BNYM (for these purposes treating all such securities as if they were Units) but which securities are instead distributed by the depositary to the ADR holders;
●	such registration fees as may from time to time be in effect for the registration of transfers of Units generally on the registrar’s unit register and applicable to transfers of Units to or from the name of the depositary or its nominee or the name of the custodian for the depositary or its nominee on the making of deposits or withdrawals;
●	certain other cable and facsimile transmission fees and expenses;
●	such expenses as are incurred by the depositary in the conversion of foreign currency;
●	stock transfer or other taxes and other governmental charges; and
●	any other charges payable by the depositary or the custodian of the depositary, any of the depositary’s or such custodian’s agents or the agents of the depositary’s or such custodian’s agents, in connection with the servicing of Units or other deposited securities (which charges shall be assessed against the ADR holders as of the date or dates set by the depositary in accordance with the deposit agreement which we have entered into with BNYM and shall be payable at the sole discretion of the depositary by billing those ADR holders for those charges or by deducting those charges from one or more cash dividends or other cash distributions).

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

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2021, such reimbursements amounted to U.S.$3.2 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of December 31, 2021, with the supervision and participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition, as required by the Brazilian Central Bank through CMN Resolution 4,968/21 and Brazilian Central Bank Circular 130/21, the report related to the quality and adequacy of the internal controls will be issued within 45 days after the expected date of publication of the Brazilian GAAP financial statements, which is scheduled to be March 18, 2022 (Brazilian Central Bank – GAAP).

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

Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and officers; and
268

●	provide reasonable assurance of prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements,

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projected effectiveness of controls in future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures deteriorates.

We have adapted our internal control over financial reporting to the international standards and comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission, or “COSO,” in its Internal Control – Integrated Framework 2013. These guidelines have been extended and implemented for the Santander Brasil group, applying a common methodology and standardizing the procedures for identifying processes, risks and controls.

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

With the supervision and participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through February 24, 2022, our management concluded that as of December 31, 2021, its internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers Auditores Independentes Ltda. which has audited our consolidated financial statements for the year ended December 31, 2021, has also audited the effectiveness our internal controls over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing in our consolidated financial statements included in “Item 18, Financial Statements.”

15C. Attestation Report of the Registered Public Accounting Firm

For the report, dated February 24, 2022, from PricewaterhouseCoopers Auditores Independentes Ltda., our registered public accounting firm, on the effectiveness of our internal control over financial reporting as of December 31, 2021, see “Item 18. Financial Statements.”

15D. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16A. Audit Committee Financial Expert

The Board of Directors has determined that one of the members of our audit committee, Ms. Maria Elena Cardoso Figueira is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE. She is, as are all other current members of the audit committee, deemed independent under the applicable Brazilian law and the regulations of the SEC and NYSE.

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

The full version of the Santander Code of Ethical Conduct, which does not form part of this annual report on Form 20-F, is available on our website at https://www.santander.com.br/ri/estatuto-codigo-politicas.

16C. Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PricewaterhouseCoopers Auditores Independentes Ltda. for the fiscal years ended December 31, 2021, 2020 and 2019, as follows:

	For the year ended December 31,
	2021	2020	2019
	(in R$ millions)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	26.3	24.0	25.2
Audit related	0.2	0.4	0.1
All other	0,4	-	0.3
Total	26.9	24.4	25.6

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2021 according to applicable law totaled R$1.9 million.

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

16D. Exemptions from the Listing Standards for Audit Committees

Under NYSE and SEC rules for listed companies, we must comply with Rule 10A-3 under the Securities Exchange Act (Listing Standards Relating to Audit Committees), Rule 10A-3 provides that we should establish an audit committee composed of members of the Board of Directors, meet the requirements specified in the listing standards, or appoint and establish a board of auditors or similar body to perform the role of the audit committee, in reliance on the general exemption of audit committees of foreign private issuers set forth in Rule 10A-3(c) (3) of the Securities Exchange Act.

In accordance with the rules of the Brazilian Central Bank, we constituted a body similar to the audit committee of the Board of Directors of an American company, which we refer to as our “Audit Committee.”

Our Audit Committee complies with Brazilian legislation, including CMN and Brazilian Central Bank regulations, and performs all the functions of an Audit Committee under Rule 10A-3. Under Brazilian law, including Brazilian Central Bank regulations, an audit committee is a statutory board, separate from the board of directors and created by a shareholders’ resolution. The members of the audit committee may be members of the board of directors, provided that they meet certain independence requirements. All members of our audit committee meet such independence requirements. In addition, under Brazilian law, the function of hiring independent auditors is reserved for the board of directors. As a result, as specified in Section 3(a)(58) of the Exchange Act, our board of directors functions as our audit committee for the purpose of approving any engagement of our independent auditors for audit and non-audit services provided to our subsidiaries or to us.

Pursuant to Exchange Act Rule 10A-3(c)(3), which provides for an exemption under the rules of the SEC regarding the audit committees of listed companies, a foreign private issuer, such as us, is not required to have an audit committee equivalent to or comparable with a U.S. audit committee, if the foreign private issuer has a body established and selected pursuant to home country legal or listing provisions expressly requiring or permitting such a body, and if the body meets certain requirements. As a foreign private issuer, we rely on the exemption under Rule 10A-3(c)(3) of the Exchange Act with respect to our Audit Committee, and we believe that our audit committee complies with the aforementioned exemption requirements. Except in these respects, our audit committee performs the functions of the audit committees of U.S. companies.

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our equity securities, including in the form of ADRs, by us or our affiliates in 2021.

Santander Brasil – Buyback Program Units

Months	Total Number of Units Purchased (3)	Average Price Paid per Unit in U.S.$ (4)	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (1) (5)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs (2)
November 2020
December 2020
January 2021
February 2021	447	4.9208	447	-
March 2021	-	-	-	-
April 2021	-	-	-	-
May 2021	-	-	-	-
June 2021	-	-	-	-
July 2021	868,600	8.0397	868,600	-
August 2021	-	-	-	-
September 2021	-	-	-	-
October 2021	-	-	-	-
November 2021	-	-	-	-
December 2021	-	-	-	-
Total	869,047	12.96	869,047	36,956,402

(1)	The buyback program, as approved by our board of directors on November 1, 2019 for the period from November 5, 2019 to November 4, 2020, and on February 2, 2021 for the period from February 3, 2021 to August 2, 2022. The repurchase plans define a maximum of Units to be repurchased within its term but without a monthly limit.

(2) The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the periods as approved by our board of directors. The total number of Units that may be repurchased for the period from February 3, 2021 to August 2, 2022 as approved by our board of directors is 36,956,402.

For further information on our buyback program, please see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Buyback Program.”

16F. Change in Registrant’s Certifying Accountant

Not applicable.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Currently, our Board of Directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our By-Laws, Currently, four members of our Board of Directors are deemed independent (representing 36% of the composition of our Board of Directors). Also, Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe that such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE, Brazilian Corporate Law requires that our directors shall be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our shareholders after recommendation of the Nomination and Governance Committee, for a term of two years.

Executive Sessions

NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present, Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected from management members. Our Chief Executive Officer, Mr. Mario Roberto Opice Leão, is a member of our Board of Directors. There is no requirement that our non-management directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.

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

CMN rules require us to have an audit committee of at least three independent members. The audit committee is elected by the Board of Directors, SEC Rule 10A-3 provides that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. Our Audit Committee allows us to meet the requirements set forth by this rule. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions, Under Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval, Our shareholders do not have the opportunity to vote on all equity compensation plans.

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

Other Corporate Frameworks

On the recommendation of our controlling shareholder, our Board of Directors analyzed and approved the adoption of a series of corporate frameworks to matters such as: (i) internal audit; (ii) accounting and disclosure of financial information; (iii) risk control; (iv) communication and branding; (v) human resources; (vi) information technology; and (vii) money-laundering protection. Currently, we have a total of 16 frameworks (Marcos Corporativos) in force. We believe that these frameworks will continue to enhance the formalization of our governance and internal controls structures.

Website

Our corporate governance codes, which do not form part of this annual report, are available to the public on our website in Portuguese and English at www.santander.com.br under the heading “Investor Relations—Corporate Governance.” The information contained on our website, any website mentioned in this annual report, or anywebsite directly or indirectly linked to these websites is not part, of and is not incorporated by reference in, this annual report.

16H. Mine Safety Disclosure

Not applicable.

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Consolidated Financial Statements are filed as part of this annual report, starting on page F-1.

ITEM 19. EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)       List of Exhibits.

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on March 31, 2021 (incorporated by reference to our Form 6-K (file no. 001-34476) filed with the SEC on April 01, 2021).
2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-207353) filed with the SEC on October 9, 2015).
2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.3	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.4	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.5	Description of Securities.
4.1	Option Plan to Purchase Share Deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).
4.2	Long-Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).
4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no, 001-34476) filed with the SEC on January 9, 2012).
4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no, 001-34476) filed with the SEC on January 15, 2013).
276

4.5	Long-Term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).
4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit II to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).
4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).
4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit II to our Form 6-K/A (file no. 001-34476) filed with the SEC on December 3, 2015).
4.9	Partnership Agreement between Santander Brasil and Getnet, executed on April 16, 2021 (English translation).*
8.1	List of Subsidiaries (incorporated by reference to Note 3 to our Audited Consolidated Financial Statements filed with this Annual Report on Form 20-F).
11.1	English translation of the Code of Ethical Conduct of Santander Brasil (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on March 28, 2017).
12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the Chief Executive Officer.
13.2	Section 906 Certification by the Chief Financial Officer.

*     Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER (Brasil) S.A.
By:	/s/ Mario Roberto Opice Leão
Name: Mario Roberto Opice Leão
Title: Chief Executive Officer

Date: February 28, 2022

278

Banco Santander (Brasil) S.A.

Consolidated Financial Statements

Prepared in accordance with International Financial Reporting

Standards - IFRS

December 31, 2021

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Banco Santander (Brasil) S.A.

Report of independent registered public
accounting firm

December 31, 2021

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinions on the financial statements and
internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the "Company") as of December 31, 2021, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15B - Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Supplemental Information

The reconciliation of stockholders' equity and net income - BRGAAP vs IFRS as of and for the years ended December 31, 2021, 2020 and 2019 and the statements of value added for the years ended December 31, 2021, 2020 and 2019, included in APPENDIX I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of stockholders' equity and net income - BRGAAP vs IFRS as of and for the years ended December 31, 2021, 2020 and 2019 and the statements of value added for the years ended December 31, 2021, 2020 and 2019 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Definition and limitations of internal
control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

Measurement of expected credit losses

As described in Notes 1.c.2.1.ii, 2.h, 9, 43.h and 46.b to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, that involves management's judgment, as set forth in IFRS 9 - Financial Instruments. At December 31, 2021, the impairment losses on loans and receivables was BRL 28,510,660 thousand on total loans and receivables at amortized cost of BRL 493,354,702 thousand. Management calculates expected credit losses (‘ECL') using three main components: a probability of default (‘PD'), loss given default (‘LGD') and exposure at default (‘EAD') including individual and collective models. The ECL measurement is based on management's estimate of present value expected to be received, including the use of a variety of assumptions such as historical loss experience, credit quality, portfolio size, concentration, economic factors and estimated future cash flows. Additionally, management has assessed the Covid-19 pandemic impact in the estimation of credit losses process. In this assessment, management has considered forward-looking information, including changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; (iii) analysis over management's disclosures in the financial statements; and (iv) understanding of the procedures adopted by management in considering the impacts of Covid-19 in the estimation of additional expected credit loss, evaluating the reasonableness of the estimation considering models, assumptions and data used.

Provisions for judicial and administrative proceedings

As described in Notes 1.c.2.1.iv, 2.q and 22 to the consolidated financial statements, Provisions for judicial and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel. At December 31, 2021, the Company has recorded provisions for judicial and administrative proceedings of BRL 7,668,914 thousand. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to provisions for judicial and administrative proceedings is a critical audit matter are there was significant judgment by management when assessing the likelihood of a loss being incurred and the potential amount of the judicial and administrative proceedings. This in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the provisions for judicial and administrative proceedings, including the involvement of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the understanding and testing the design and the effectiveness of controls relating to identifying, assessing, monitoring, measuring, recording, and disclosing the provisions for judicial and administrative proceedings, including the completeness and accuracy of the data used. Our procedures also included testing the recognition and measurement of the Company's provisions for judicial and administrative proceedings and performing external confirmation procedures with law firms responsible for a sample of the judicial and administrative proceedings to evaluate the reasonableness of management's assessment of the provisions. With the assistance of our professionals with specialized skill and knowledge, we evaluated the reasonableness management's assessment of a sample of proceedings taking into account the individual progress of similar proceedings.

São Paulo, February 24, 2022

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

We have served as the Company's auditor since 2016.

* Values expressed in thousands, except when indicated.

Consolidated Balance Sheet

Assets	Note	2021	2020	2019

Cash	4	16,657,201	20,148,725	20,127,364

Financial assets measured at fair value through profit or loss		18,858,842	60,900,466	32,342,306
Debt instruments	6	3,122,017	3,545,660	3,735,076
Balances with the Brazilian Central Bank		15,736,825	57,354,806	28,607,230

Financial assets measured at fair value through profit or loss held for trading		70,570,665	95,843,126	55,396,069
Debt instruments	6	47,752,595	68,520,799	34,885,631
Equity instruments	7	2,020,610	1,818,276	2,029,470
Trading derivatives	8.a	20,797,460	25,504,051	18,480,968

Non-trading financial assets mandatorily measured at fair value through profit or loss		870,162	499,720	171,453
Equity instruments	7	477,707	438,912	171,453
Loans and advances to customers	9	392,455	60,808	—

Financial assets measured at fair value through other comprehensive income		101,241,787	109,740,387	96,120,233
Debt instruments	6	101,212,600	109,668,214	95,962,927
Equity instruments	7	29,187	72,173	157,306

Financial assets measured at amortized cost		633,241,352	554,924,796	474,680,904
Loans and amounts due from credit institutions	5	95,664,754	112,849,776	109,233,128
Loans and advances to customers	9	464,451,587	393,707,229	326,699,480
Debt instruments	6	73,125,011	48,367,791	38,748,296

Hedging derivatives	8.a	342,463	743,463	339,932

Assets held for sale	10	816,345	1,092,909	1,325,335

Investments in associates and joint ventures	11	1,232,646	1,094,985	1,070,762

Tax assets		41,757,332	41,063,782	33,599,178
Current		4,117,035	3,082,084	3,304,116
Deferred	23.d	37,640,297	37,981,698	30,295,062

Other assets	15	6,049,028	7,222,411	5,061,337

Property, plant and equipment	12	8,783,785	9,537,111	9,781,957

Intangible assets		30,786,788	30,766,498	30,595,788
Goodwill	13	27,915,469	28,360,137	28,375,004
Other intangible assets	14	2,871,319	2,406,361	2,220,784

Total assets		931,208,396	933,578,379	760,612,618

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | F-4

Table of Contents * Values expressed in thousands, except when indicated.

Liabilities and stockholders' equity	Note	2021	2020	2019

Financial liabilities measured at fair value through profit or loss held for trading		36,952,567	75,020,184	44,439,835
Trading derivatives	8.a	24,172,008	29,212,238	20,604,182
Short positions	8.b	12,780,559	45,807,946	23,835,653

Financial Liabilities Measured at Fair Value Through Profit or Loss		7,459,784	7,038,467	5,319,416
Deposits from Brazilian Central Bank and deposits from credit institutions	20	7,459,784	7,038,467	5,319,416

Financial Liabilities at Amortized Cost		750,093,694	707,288,791	575,230,401
Deposits from Brazilian Central Bank and deposits from credit institutions	16	121,005,909	131,656,962	99,271,415
Customer deposits	17	468,961,069	445,813,972	336,514,597
Marketable debt securities	18	79,036,792	56,875,514	73,702,474
Debt instruments eligible to compose capital	19	19,641,408	13,119,660	10,175,961
Other financial liabilities	20	61,448,516	59,822,683	55,565,954

Hedging derivatives	8.a	446,973	144,594	200,961

Provisions		11,604,482	13,814,978	16,331,825
Provisions for pensions funds and similar obligations	21	2,728,126	3,929,265	4,960,620
Provisions for judicial and administrative proceedings, commitments and other provisions	22	8,876,356	9,885,713	11,371,205

Tax liabilities		8,175,023	10,130,248	10,960,075
Current		5,949,833	5,583,653	5,419,202
Deferred	23.d	2,225,190	4,546,595	5,540,873

Other liabilities	24	10,501,378	14,051,245	10,920,944

Total liabilities		825,233,901	827,488,507	663,403,457

Stockholders' equity	27	109,046,574	106,205,067	96,736,290
Share capital		55,000,000	57,000,000	57,000,000
Reserves		48,880,561	40,414,981	34,877,493
Treasury shares		(713,039)	(791,358)	(681,135)
Option for acquisition of equity instrument		—	—	(67,000)
Profit for the year attributable to the parent		15,528,052	13,418,529	16,406,932
Less: dividends and remuneration		(9,649,000)	(3,837,085)	(10,800,000)

Other Comprehensive Income		(3,406,428)	(428,080)	(85,710)

Stockholders' Equity Attributable to the Parent		105,640,146	105,776,987	96,650,580

Non - controlling interests	26	334,349	312,885	558,581

Total stockholders' equity		105,974,495	106,089,872	97,209,161
Total liabilities and stockholders' equity		931,208,396	933,578,379	760,612,618

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | F-5

Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Statement of Income

	Note	2021	2020	2019

Interest and similar income	31	77,987,308	62,774,940	72,841,060
Interest expense and similar charges	32	(26,668,842)	(18,332,228)	(28,519,953)
Net interest income		51,318,466	44,442,712	44,321,107
Income from equity instruments	33	90,040	33,754	18,933
Income from companies accounted for by the equity method	11	144,184	112,261	149,488
Fee and commission income	34	20,388,089	20,606,707	20,392,458
Fee and commission expense	35	(5,114,788)	(4,378,493)	(4,679,306)
Gains (losses) on financial assets and liabilities (net)	36	221,782	12,998,060	2,462,545
Financial assets at fair value through profit or loss		1,555,837	711,949	252,253
Financial assets measured at fair value through profit or loss held for trading		3,519,626	12,122,794	2,391,080
Non-trading financial assets mandatorily measured at fair value through profit or loss		205,016	172,828	11,501
Financial instruments not measured at fair value through profit or loss		(665,853)	(239,054)	(57,522)
Other		(4,392,844)	229,543	(134,767)
Exchange differences (net)	37	(2,002,286)	(24,700,962)	(2,788,537)
Other operating expense (net)	38	(1,119,380)	(872,510)	(1,107,719)
Total income		63,926,107	48,241,529	58,768,969
Administrative expenses		(17,316,419)	(17,114,960)	(16,941,526)
Personnel expenses	39	(9,025,702)	(8,871,482)	(9,327,714)
Other administrative expenses	40	(8,290,717)	(8,243,478)	(7,613,812)
Depreciation and amortization		(2,433,921)	(2,579,127)	(2,391,857)
Tangible assets	12	(1,850,780)	(2,039,805)	(1,870,836)
Intangible assets	14	(583,141)	(539,322)	(521,021)
Provisions (net)		(2,179,417)	(1,656,547)	(3,681,586)
Impairment losses on financial assets (net)		(17,112,734)	(17,450,188)	(13,369,905)
Financial assets measured at amortized cost and contingent commitments		(17,112,734)	(17,450,188)	(13,369,905)
Impairment losses on other assets (net)		(165,799)	(84,908)	(131,435)
Other intangible assets	14	(30,160)	(66,269)	(103,924)
Other assets		(135,639)	(18,639)	(27,511)
Gains (losses) on disposal of assets not classified as assets held for sale	41	(15,113)	230,713	10,646
Gains (losses) on assets held for sale not classified as discontinued operations	42	47,625	77,463	9,843
Operating income before tax		24,750,329	9,663,975	22,273,149
Income taxes	23	(9,191,005)	3,786,778	(5,641,699)
Consolidated net income for the period		15,559,324	13,450,753	16,631,450
Profit attributable to the parent		15,528,052	13,418,529	16,406,932
Profit attributable to non-controlling interests	26	31,272	32,224	224,518

The accompanying Notes are an integral part of these consolidated financial statements.

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | F-6

Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Statement of Comprehensive Income

	2021	2020	2019

Consolidated Profit for the Year	15,559,324	13,450,753	16,631,450

Other comprehensive income that will be reclassified subsequently to profit or loss when specific conditions are met:	(3,245,041)	(897,996)	1,468,651
Financial assets measured at fair value through other comprehensive income	(2,389,705)	(1,003,155)	1,352,702
Financial assets measured at fair value through other comprehensive income	(4,255,996)	(1,976,013)	2,926,285
Income taxes	1,866,291	972,858	(1,573,583)
Cash flow hedges	(855,335)	105,159	115,949
Valuation adjustments	(1,628,393)	168,015	270,119
Amounts transferred to income statement	—	—	6,767
Income taxes	773,058	(62,856)	(160,937)

Other comprehensive income that will not be reclassified to net income:	266,692	555,624	(675,497)
Defined benefits plan	266,692	555,624	(675,497)
Defined benefits plan	592,967	1,110,034	(1,358,578)
Income taxes	(326,275)	(554,410)	683,081

Total comprehensive income	12,580,976	13,108,381	17,424,604

Attributable to the parent	12,549,704	13,076,157	17,200,086
Attributable to non-controlling interests	31,272	32,224	224,518
Total comprehensive income	12,580,976	13,108,381	17,424,604
The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | F-7

Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Statement of Changes in Stockholders’ Equity

			Stockholders´ Equity Attributable to the Parent

	Note		Share Capital	Reserves	Treasury shares	Option for acquisition of equity instrument	Profit attributed to the parent	Dividends and remuneration	Total stockholders´ equity	Financial assets measured at fair value through other comprehensive income	Defined benefits plan	Adjustments investment abroad	Gains and losses - cash flow hedge and investment	Total	Non-controlling interests	Total stockholders'
Balance on december 31, 2018			57,000,000	30,440,288	(461,432)	(1,017,000)	12,582,477	(6,600,000)	91,944,333	1,992,581	(3,071,040)	859,370	(659,774)	91,065,470	529,990	91,595,460
Total comprehensive income			—	—	—	—	16,406,932	—	16,406,932	1,352,702	(675,497)	—	115,949	17,200,086	224,518	17,424,604
Net profit			—	—	—	—	16,406,932	—	16,406,932	—	—	—	—	16,406,932	224,518	16,631,450
Other comprehensive income			—	—	—	—	—	—	—	1,352,702	(675,497)	—	115,949	793,154	—	793,154
Financial assets measured at fair value through other comprehensive income			—	—	—	—	—	—	—	1,352,702	—	—	—	1,352,702	—	1,352,702
Employee benefit plan			—	—	—	—	—	—	—	—	(675,497)	—	—	(675,497)	—	(675,497)
Gain and loss - cash flow and investment hedge			—	—	—	—	—	—	—	—	—	—	115,949	115,949	—	115,949
Appropriation of net income from prior years			—	12,582,477	—	—	(12,582,477)	—	—	—	—	—	—	—	—	-
Option to acquire own instrument				(1,598,336)	—	950,000	—	—	(648,336)	—	—	—	—	(648,336)	—	(648,336)
Dividends and interest on capital	27.	b	—	(6,600,000)	—	—	—	(4,200,000)	(10,800,000)	—	—	—	—	(10,800,000)	—	(10,800,000)
Share based compensation	39.	b	—	50,886	—	—	—	—	50,886	—	—	—	—	50,886	—	50,886
Treasury shares	27.	d	—	—	(219,703)	—	—	—	(219,703)	—	—	—	—	(219,703)	—	(219,703)
Treasury shares income	27.	d	—	5,796	—	—	—	—	5,796	—	—	—	—	5,796	—	5,796
Other			—	(3,618)	—	—	—	—	(3,618)	—	—	—	—	(3,618)	(195,927)	(199,545)
Balance on december 31, 2019			57,000,000	34,877,493	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,290	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161

Consolidated Financial Statements | December 31, 2021 | F-8

Table of Contents * Values expressed in thousands, except when indicated.

			Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets Measured at Fair Value Through Other Comprehensive Income	Defined Benefits plan	Adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2019		57,000,000	34,877,493	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,290	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161

Total comprehensive income		—	—	—	—	13,418,529	—	13,418,529	(1,003,154)	555,624	—	105,159	13,076,158	32,224	13,108,382
Net profit		—	—	—	—	13,418,529	—	13,418,529	—	—	—	—	13,418,529	32,224	13,450,753
Other comprehensive income		—	—	—	—	—	—	—	(1,003,154)	555,624	—	105,159	(342,371)	—	(342,371)
Financial Assets Measured at Fair Value Through Other Comprehensive Income		—	—	—	—	—	—	—	(1,003,154)	—	—	—	(1,003,154)	—	(1,003,154)
Employee benefit plan		—	—	—	—	—	—	—	—	555,624	—	—	555,624	—	555,624
Gain and loss - Cash flow and investment hedge		—	—	—	—	—	—	—	—	—	—	105,159	105,159	—	105,159
Appropriation of net income from prior years		—	16,406,932	—	—	(16,406,932)	—	—	—	—	—	—	—	—	—
Option to Acquire Own Instrument		—	(67,000)	—	67,000	—	—	—	—	—	—	—	—	—	—
Dividends and interest on capital from prior years	27.b	—	(10,800,000)	—	—	—	10,800,000	—	—	—	—	—	—	—	—
Dividends and interest on capital	27.b	—	—	—	—	—	(3,837,085)	(3,837,085)	—	—	—	—	(3,837,085)	—	(3,837,085)
Treasury shares	27.d	—	—	(110,223)	—	—	—	(110,223)	—	—	—	—	(110,223)	—	(110,223)
Other		—	(2,443)	—	—	—	—	(2,443)	—	—	—	—	(2,443)	(277,920)	(280,363)
Balance on December 31, 2020		57,000,000	40,414,981	(791,358)	—	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872

Consolidated Financial Statements | December 31, 2021 | F-9

Table of Contents * Values expressed in thousands, except when indicated.

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends and Remuneration	Total Stockholders´ Equity	Financial Assets Measured at Fair Value Through Other Comprehensive Income	Defined Benefits plan	Adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2020		57,000,000	40,414,981	(791,358)	—	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872

Total comprehensive income		—	—	—	—	15,528,052	—	15,528,052	(2,389,705)	266,692	—	(855,335)	12,549,704	31,272	12,580,976
Net profit		—	—	—	—	15,528,052	—	15,528,052	—	—	—	—	15,528,052	31,272	15,559,324
Other comprehensive income		—	—	—	—	—	—	—	(2,389,705)	266,692	—	(855,335)	(2,978,348)	—	(2,978,348)
Financial Assets Measured at Fair Value Through Other Comprehensive Income		—	—	—	—	—	—	—	(2,389,705)	—	—	—	(2,389,705)	—	(2,389,705)
Employee benefit plan		—	—	—	—	—	—	—	—	266,692	—	—	266,692	—	266,692
Gain and loss - Cash flow and investment hedge		—	—	—	—	—	—	—	—	—	—	(855,335)	(855,335)	—	(855,335)
Appropriation of net income from prior years		—	13,418,529	—	—	(13,418,529)	—	—	—	—	—	—	—	—	—
Spin-Off	27.a & 27.c	(2,000,000)	(1,167,674)	—	—	—	—	(3,167,674)	—	—	—	—	(3,167,674)	—	(3,167,674)
Dividends and interest on capital from prior years	27.b	—	(3,837,085)	—	—	—	3,837,085	—	—	—	—	—	—	—	—
Dividends and interest on capital	27.b	—	—	—	—	—	(9,649,000)	(9,649,000)	—	—	—	—	(9,649,000)	—	(9,649,000)
Treasury shares	27.d	—	—	78,319	—	—	—	78,319	—	—	—	—	78,319	—	78,319
Other		—	51,810	—	—	—	—	51,810	—	—	—	—	51,810	(9,808)	42,001
Balance on December 31, 2021		55,000,000	48,880,561	(713,039)	—	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | F-10

Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Statement of Cash Flows

	Note	2021	2020	2019
1. Cash Flows From Operating Activities
Consolidated profit for the year		15,559,324	13,450,753	16,631,450
Adjustments to profit		(13,898,808)	(31,268,076)	14,654,879
Depreciation of tangible assets	12.a	1,850,780	2,039,805	1,870,836
Amortization of intangible assets	14	583,141	539,322	521,021
Impairment losses on other assets (net)		165,799	84,908	131,435
Provisions and impairment losses on financial assets (net)		19,292,151	19,106,735	17,051,491
Net gains (losses) on disposal of tangible assets, investments and non-current assets held for sale	41&42	(32,512)	(308,176)	(20,489)
Income from companies accounted by the equity method	11.a	(144,184)	(112,261)	(149,488)
Changes in deferred tax assets and liabilities	23.d	2,265,227	(8,232,869)	(2,912,279)
Monetary adjustment of escrow deposits		(433,629)	(219,447)	(574,399)
Recoverable taxes		(217,820)	(120,220)	(182,469)
Effects of changes in foreign exchange rates on cash and cash equivalents		—	—	99
Effects of changes in foreign exchange rates on assets and liabilities		(35,669,654)	(44,250,466)	(2,609,679)
Other		(1,558,107)	204,593	1,528,800
Net (increase) decrease in operating assets		22,502,791	(139,525,961)	(42,332,510)
Financial assets measured at fair value through profit or loss		42,041,624	(26,198,034)	11,080,730
Financial assets measured at fair value through profit or loss held for trading		50,833,925	(43,070,163)	11,831,411
Non-trading financial assets mandatorily measured at fair value through profit or loss		(370,442)	(328,267)	746,024
Financial assets measured at fair value through other comprehensive income		4,094,548	(14,905,798)	(8,835,552)
Financial assets measured at amortized cost		(86,179,125)	(80,800,357)	(60,461,392)
Other assets		12,082,261	25,776,658	3,306,269
Net increase (decrease) in operating liabilities		(12,821,626)	200,930,390	41,219,165
Financial liabilities measured at fair value through profit or loss held for trading		(38,067,617)	33,203,455	(4,874,323)
Financial liabilities measured at fair value through profit or loss		421,317	1,516,522	3,373,359
Financial liabilities at amortized cost		30,512,246	165,920,919	40,961,046
Other liabilities		(5,687,572)	289,494	1,759,083
Tax paid	23.a	(4,534,538)	(1,269,150)	(5,301,184)
Total net cash flows from operating activities (1)		6,807,143	42,317,956	24,871,800

2. Cash Flows From Investing Activities
Investments		(2,679,473)	(2,019,278)	(3,500,499)
Acquisition of subsidiary, less net cash in the acquisition		(13,746)	(13,570)	(746)
Tangible assets	12.a	(1,162,774)	(1,235,923)	(1,924,783)
Intangible assets		(1,202,416)	(769,785)	(1,519,725)
Corporate Restructuring		(300,537)	—	(55,245)
Disposal		752,781	856,181	987,164
Tangible assets	12.a	37,576	47,096	29,911
Non - current assets held for sale		563,205	663,067	808,980
Dividends and interest on capital received		152,000	146,018	148,273
Total net cash flows from investing activities (2)		(1,926,692)	(1,163,097)	(2,513,335)

3. Cash Flows From Financing Activities
Acquisition of own shares	27.d	78,319	(110,223)	(219,703)
Issuance of Instruments Eligible to Compose Capital	19	5,500,000	—	—
Issuance of other long-term financial liabilities	18	101,784,961	60,047,656	53,017,039
Dividends and interest on capital paid		(9,907,319)	(10,280,430)	(6,953,718)
Payments of other long-term financial liabilities	18	(97,220,580)	(82,900,914)	(61,914,716)
Payments of subordinated liabilities	19	—	—	(9,885,607)
Payments of interest of Debt Instruments Eligible to Compose Capital	19	(911,306)	(914,645)	(328,892)
Net increase in non-controlling interests		17,415	6,842	(14,266)
Capital Increase in Subsidiaries, by Non-Controlling Interests		—	—	100,000
Total net cash flows from financing activities (3)		(658,510)	(34,151,714)	(26,199,863)
Exchange variation on Cash and Cash Equivalents (4)		—	—	(99)
Net Increase in Cash (1+2+3+4)		4,221,941	7,003,145	(3,841,497)
Cash and cash equivalents at beginning of year		28,446,808	21,443,663	25,285,160
Cash and cash equivalents at end of year		32,668,749	28,446,808	21,443,663
The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | F-11

Table of Contents * Values expressed in thousands, except when indicated.

Cash and cash equivalents components	Note	2021	2020	2019
Cash	4	16,657,201	20,148,725	20,127,364
Loans and other	5	16,011,548	8,298,083	1,316,299
Total of cash and cash equivalents		32,668,749	28,446,808	21,443,663

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	10	235,904	445,173	735,864
Dividends and interest on capital declared but not paid	27.b	249,000	1,177,085	7,800,000
Supplemental information
Interest received		77,987,308	62,774,940	72,841,060
Interest paid		(26,668,842)	(18,332,228)	(28,519,953)

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2021 | F-12

Table of Contents * Values expressed in thousands, except when indicated.

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the lead institution of the Financial and Prudential Conglomerates (Conglomerate Santander) before the Central Bank of Brazil (Bacen), established as a joint-stock corporation, with head office at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 – Building A - Vila Olímpia, in the City of São Paulo, State of São Paulo. Banco Santander operates as a multiple service bank, conducting its operations by means of its commercial, investment, loans, mortgage loans, leasing and foreign exchange portfolios. Through its subsidiaries, also operates in the segments of payments, management of shares’ club, securities and insurance brokerage operations, premium bonds, consumer finance, payroll loans, digital platforms, benefit vouchers, management and recovery of non-performing loans and private pension products. The operations are conducted within the context of a group of institutions that operates in the financial market on an integrated basis. The corresponding benefits and costs of providing services are absorbed between them and are conducted in the normal course of business and under commutative conditions.

The Board of Directors authorized the issuance of the Financial Statements for the year ended on December 31, 2021, at the meeting held on February 24, 2022.

These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)	Basis of presentation of the condensed consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the International Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

As described in FN 8 a.1), the comparative information for prior periods was adjusted to reflect the remeasurement of the commercialization of electric energy operation.

c) Other information

c.1) Adoption of new standards and interpretations

The following standard changes were adopted for the first time for the year beginning January 1, 2021:

●	Amendments to IFRS 9, IAS 39, IFRS 7 “Financial Instruments”, IFRS 4 “Insurance Contracts” and IFRS 16 “Leases”:

The changes provided for in Phase 2 of the IBOR reform address issues that may affect the Financial Statements during the reform of a benchmark interest rate, including the effects of changes in contractual cash flows or hedging relationships arising from the substitution of a rate for a alternative reference rate (replacement issues). The effective date of application of this change was January 1, 2021.

The Group's contracts linked to LIBOR were reviewed between the parties and updated by the respective alternative rates disclosed, plus a spread. Management has verified that the updated cash flows are economically equivalent to the original ones, so that there were no material impacts related to this replacement.

Therefore, the implementations above had no significant impact on these Financial Statements.

Rules and interpretations that will come into effect after December 31, 2021

On the date of preparation of these consolidated financial statements, the following standards that have effective adoption date after January 1, 2022 and have not yet been adopted by the Bank are:

●	Amendment to IAS 37 “Provision, Contingent Liabilities and Contingent Assets”: in May 2020, the IASB issued this amendment to clarify that, for the purpose of assessing whether a contract is onerous, the cost of contract performance includes the incremental costs of performance contract and an allocation of other costs that are directly related to its performance. The effective date of application of this change is the 1st. January 2022.

●	IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. The implementation date of IFRS 17 is January 1, 2023. This standard is intended to demonstrate greater transparency and information useful in financial statements, one of the main changes being the recognition of earnings as the measure of delivery of insurance services, in order to assess the performance of insurers over time. Banco Santander is evaluating the possible impacts when adopting the standard.

Consolidated Financial Statements | December 31, 2021 | F-13

Table of Contents * Values expressed in thousands, except when indicated.

●	Amendment to IFRS 3 “Business Combinations”: issued in May 2020, with the aim of replacing the references from the older version of the conceptual framework to the newer one. The amendment to IFRS 3 is effective from January 1, 2022.

●	Annual improvements – 2018-2020 cycle: in May 2020, the IASB issued the following amendments as part of the annual improvement process, applicable from January 1, 2022:

(i)	IFRS 9 - "Financial Instruments" - clarifies which fees should be included in the 10% test for writing off financial liabilities.

(ii)	IFRS 16 - "Leases" - amendment to example 13 in order to exclude the example of lessor payments related to improvements in the leased property.

(iii)	IFRS 1 "Initial Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent, in relation to measuring the accumulated amount of exchange rate variations.

●	Classification of Liabilities, amendments to IAS 1 “Presentation of Financial Statements”, considering non-current liabilities those in which the entity has the possibility of deferring payment for more than 12 months from the closing date of the reporting period. The amendments to IAS 1 are effective as of January 1, 2023.

●	Modification of IAS 8 – Presentation of Financial Statements and IAS 8 Accounting Policies: changes in accounting estimates and errors, which use a consistent definition of materiality for the purpose of making material judgements and deciding on the information to be included in the financial statements. The amendments to IAS 1 are effective as of January 1, 2023.

●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12 1 January 2023: The amendments to IAS 12 Income Taxes require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. They will typically apply to transactions such as leases of lessees and decommissioning obligations and will require the recognition of additional deferred tax assets and liabilities. The amendments to IAS 12 are effective as of January 1, 2023.

There are no other IFRS standards or IFRIC interpretations that have not yet come into effect that could have a material impact on the Bank's financial statements.

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

Consolidated financial management, as estimates are made by the note of the Bank and the consolidated entities in order to quantify certain assets, liabilities, income and expenses and disclosures of explanatory notes.

c.2.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues and expenses and in the disclosure of explanatory notes, are described below:

i. Fair value assessment of certain financial instruments

Financial instruments are initially recognized at fair value and those that are not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which consider Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Notes 2.e & 46.c8 of the Consolidated Financial Statements as of December 31, 2021 present the accounting practice and sensitivity analysis for the Financial Instruments, respectively.

ii. Allowance for loan losses due to impairment

The carrying amount of non-recoverable financial assets is adjusted by recording a provision for impairment chargeable to “Losses on financial assets (net) – Financial assets measured at amortized cost” in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment loss decreases and can be objectively related to a recovery event.

Consolidated Financial Statements | December 31, 2021 | F-14

Table of Contents * Values expressed in thousands, except when indicated.

To individually measure the impairment loss of loans assessed for impairment, the Bank considers the counterparty's conditions, such as its economic and financial situation, level of indebtedness, capacity to generate income, cash flow, administration, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and guarantees of liquidity level and total credit value , and also based on historical impairment experience and other circumstances known at the time of the valuation.

To measure the impairment loss of loans collectively assessed for impairment, the Bank separates financial assets into groups considering the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical impairment experience and other circumstances known at the time of the valuation.

Notes 2.h & 46.b2 to the Consolidated Financial Statements as of December 31, 2021, present the accounting practice and measures for measuring credit risk, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement under Interest and similar expenses and Provisions (net).

The present value of a defined benefit obligation is the present value, less any plan assets, of expected future payments necessary to settle the obligation resulting from employee service in current and past periods.

Additional details can be found in note 2.w to the Consolidated Financial Statements as of December 31, 2021.

iv. Provisions, assets and contingent liabilities

Provisions for judicial and administrative proceedings are constituted when the risk of loss of the judicial or administrative action is assessed as probable and the amounts involved are measurable with sufficient security, based on the nature, complexity and history of the actions and the opinion of the legal advisors internal and external.

Explanatory note 2.q to the Bank's consolidated financial statements for the year ended December 31, 2021, features information on provisions and contingent assets and liabilities. There were no significant changes in provisions and contingent assets and liabilities of the Bank between December 31, 2020 and December 31, 2021, the date of preparation of these consolidated financial statements.

v. Goodwill

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

Further details are in note 13.

vi.        Expectation of realization of tax credits

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

Consolidated Financial Statements | December 31, 2021 | F-15

Table of Contents * Values expressed in thousands, except when indicated.

Deferred tax assets and liabilities recognized are revalued on the date of each balance sheet, making appropriate adjustments based on the findings of the analyzes carried out. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For further details, see note 2.z to the Consolidated Financial Statements of December 31, 2021.

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

When the Bank loses control of a controlled delivery, or the loss is recognized in the income statement and is the difference between: (i) the sum of the fair value of the deliveries received and the fair value of the residual interest; and (ii) the prior balance of assets (including goodwill) and liabilities of the subsidiary and non-equity interests, if any. All amounts previously recognized “Other Comprehensive Income” related to are accounted for as if the Bank had directly disposed of the corresponding assets or liabilities of the subsidiary (i.e., reclassified to income or transferred to another equity account, as mandatory or mandatory authorized by IFRS). The fair value of an investment held on the former date of loss of control is considered as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, when applicable, recognition on initial recognition of an investment in an associate or joint venture.

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

Consolidated Financial Statements | December 31, 2021 | F-16

Table of Contents * Values expressed in thousands, except when indicated.

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

The note 3 includes a description of the most significant transaction carried out in 2021, 2020 and 2019.

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

The following transactions are not treated for accounting purposes as financial instruments:

Consolidated Financial Statements | December 31, 2021 | F-17

Table of Contents * Values expressed in thousands, except when indicated.

• Investments in subsidiaries, jointly controlled entities and associates (note 3&11).

• Rights and obligations under employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Assets held for sale or they relate to Cash, cash balances at Central Banks and other deposits on demand, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

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

Results arising from changes in fair value are recognized in the item adjustment to market value in equity, with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or has evidence of a decline in fair value due to non-recovery, the result previously accumulated in the account of adjustments to fair value in equity is reclassified to income.

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

Consolidated Financial Statements | December 31, 2021 | F-18

Table of Contents * Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2021 | F-19

Table of Contents * Values expressed in thousands, except when indicated.

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

•Equity instruments: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or associates.

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

The relevant details of these issued instruments are described in explanatory note 19.

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

Consolidated Financial Statements | December 31, 2021 | F-20

Table of Contents * Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2021 | F-21

Table of Contents * Values expressed in thousands, except when indicated.

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

f) Settlement of financial assets and liabilities

Write-off of Financial Assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which essentially all the risks and rewards of ownership of the financial asset are transferred or in which the Bank does not transfer or retain substantially all the risks and rewards of ownership of the financial asset and does not control the financial asset.

Consolidated Financial Statements | December 31, 2021 | F-22

Table of Contents * Values expressed in thousands, except when indicated.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained, less any new liability assumed) and (ii) any accumulated gains or losses recognized in “Other Comprehensive Income” are recorded in income.

As of the IFRS opening date, mentioned above, any accumulated gains/losses recognized in “Other Comprehensive Income” in relation to equity instruments designated at fair value through Other Comprehensive Income are not recorded in income upon derecognition of these securities.

The Bank carries out operations in which it transfers the assets recognized in its balance sheet, but retains all or substantially all the risks and benefits of the transferred assets or part of them. In these cases, the transferred assets are not written off. Examples of these operations include assignments of loan portfolios with recourse. In transactions in which the Bank does not retain or transfer substantially all the risks and rewards of ownership of a financial asset and controls the asset, the Bank continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Write-off of Financial Assets by Assignment of Credit

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

Write-off of Financial Liabilities

The Bank writes off a financial liability when its contractual obligations are extinguished, canceled or when they expire.

g) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheets at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously, as provided for in IFRS 7 / IAS 32, additionally the Bank has an agreement for the clearing and settlement of obligations under the National Financial System (SFN), signed with individuals and legal entities, whether or not members of the SFN, resulting in higher financial settlement guarantee, with the parties that have this modality of agreement. These agreements establish that payment obligations to Banco Santander arising from credit and derivative operations, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations with the counterparty.

Consolidated Financial Statements | December 31, 2021 | F-23

Table of Contents * Values expressed in thousands, except when indicated.

The following table provides details of financial assets and liabilities subject to offsetting at December 31, 2021, 2020 and 2019:

Thousand of reais			2021
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	21,575,848	(435,925)	21,139,923

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	25,054,906	(435,925)	24,618,981

Thousand of reais			2020
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	26,808,181	(560,666)	26,247,515

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	29,917,498	(560,666)	29,356,832

Thousand of reais			2019
Assets:	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Derivatives	19,279,829	(458,929)	18,820,900

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Derivatives	21,264,072	(458,929)	20,805,143

h) Impairment of financial assets

i. Definition

A financial asset is considered impaired when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

Consolidated Financial Statements | December 31, 2021 | F-24

Table of Contents * Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2021 | F-25

Table of Contents * Values expressed in thousands, except when indicated.

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

• In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

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

• Loss identification period, or "LIP - Loss identification period", is the period of time between the occurrence of a loss event and the identification of evidence of such loss. In other words, it represents the time horizon from the occurrence of the credit loss to the effective confirmation of such loss.

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

Consolidated Financial Statements | December 31, 2021 | F-26

Table of Contents * Values expressed in thousands, except when indicated.

j) Accounting for leases

As of January 1, 2019, the Bank adopted IFRS 16, which replaces IAS 17.

I. Lease Identification

Upon adoption of IFRS 16, the Bank recognizes lease liabilities, following the principles of IFRS 16 - Leases.

The following exemptions from recognition are also being used:

• Accounting for leases with a remaining term of less than 12 months as at 1 January 2019 as short-term leases;

• Accounting for leases where the underlying asset is of low value;

• Until January 1, 2019, leases of fixed assets, in which the Bank, as lessee, held substantially all the risks and rewards of ownership were classified as leases. The balances shown are immaterial.

The Bank leases several properties and equipment. Predominantly, the assets subject to the lease agreements are real estate business related to the branches.

Banco Santander does not have right-of-use assets that meet the definition of investment properties.

II. Lease Term

Lease agreements are individually formalized, analyzed and renegotiated and contain a wide range of different terms and conditions. The Bank assesses the term of the contract, as well as the intention to remain in the properties. Thus, time estimates may vary according to contractual conditions, considering extension options, and also according to legal provisions.

The Bank assumes that the fines for contractual termination charged before the due date do not make up a significant portion.

Lease agreements does not contain restrictive clauses, but leased assets cannot be used as collateral for loans.

Consolidated Financial Statements | December 31, 2021 | F-27

Table of Contents * Values expressed in thousands, except when indicated.

III. Initial Measurement

On their initial recording, leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be recorded is measured at cost as a contra entry to the lease liability that represents the present value of lease payments that are not made to date. Lease payments are discounted using the lessee's incremental borrowing rate. There is no onerous contract that required an adjustment to the rights of use to be recorded as assets on the date of first-time adoption.

Rights of use are measured at amortized cost in accordance with the following:

• The initial measurement value of the lease liability;

• Any lease payments made before or on the commencement date less any incentive received;

• Any directly attributable upfront cost; and

• Restoration costs, if the requirements of IAS 37 are met for recording Provisions, Contingent Liabilities and Contingent Assets.

Grupo Santander uses as an incremental rate the interest rate it would have to pay when borrowing the funds necessary to obtain the asset with a value similar to the asset subject to the lease, for a term, guarantee and similar economic scenarios, represented in Santander Brasil, by the curve cost of funding (funding) of a free asset, applied individually to each contract in accordance with the estimates projected as the lease term.

Lease liabilities include the net present value of the following lease payments:

• Reduced fixed payments of any incentive;

• Variable payments that are based on a rate or index;

• Amounts expected to be paid by the lessee based on the residual value of guarantees;

• The exercise price of a call option, if the lessee has reasonable certainty about exercising the option; and

• Payment of penalties for terminating the lease if the term of the transaction reflects the exercise of the option by the lessee.

Lease liabilities are mainly adjusted for inflation (IGP-M), whose estimated projections on the base date of December 31, 2021 are presented below:

IGP-M Projection (annual)
Until 3 months	17.8%
From 3 to 12 months	6.6%
From 1 to 3 years	3.5%
From 3 to 5 years	3.5%
More than 5 years	3.5%

IV. Subsequent Measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, thus any accumulated depreciation is deducted monthly, in accordance with the criteria of IAS 16 / CPC 27 - Fixed Assets on asset depreciation right of use and corrected any remeasurement of the lease liability, where applicable.

The lease liability initially recorded is updated monthly by increasing the amount of the liability for the interest portion of each lease agreement and reducing the amount of monthly lease payments and corrected for any lease remeasurement, when applicable.

The lease liability is remeasured, in the event of changes in the lease term or contract value, the amount resulting from the new determination of the lease liability is recorded as a contra entry to the corresponding right-of-use asset.

Consolidated Financial Statements | December 31, 2021 | F-28

Table of Contents * Values expressed in thousands, except when indicated.

The effects of the adoption of IFRS 16 have an impact exclusively on the operating segment – Commercial Banking.

k) Assets held for sale

“Assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be assets held for sale through the completion of actions which normally occurs up to one year.

Assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. These assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized in the heading “Gains (losses) on disposal and expenses of assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

l) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated financial statements at December 31, 2021, 2020 and 2019 is provided in note 43-d.

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

The Depreciation expense on tangible assets is recognized in the consolidated statement of income and is basically calculated using the following depreciation rates (based on the average years of estimated useful lives of the different assets):

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

Once an impairment loss of tangible assets is identified, it is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in the heading "Impairment loss on other assets (Net)". Additionally, the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

Consolidated Financial Statements | December 31, 2021 | F-29

Table of Contents * Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2021 | F-30

Table of Contents * Values expressed in thousands, except when indicated.

Expenditures for acquisition and development of software are amortized over a maximum period of 5 years.

o) Other assets

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

In the years ended December 31, 2021, 2020 and 2019, as determined by IFRS 4 - Contracts classification and subsequent amendments, the adequacy of the technical provisions constituted were evaluated through Liability Adequacy Test (LAP).

At December 31, 2021, the LAT indicated the need for the additional constitution of technical provisions amounted to R$209,277 (12/31/2020 - R$285,554 and 12/31/2019 - R$357,539) for Indemnity Funds for Benefit (FGB) plans.

q) Provisions for legal and administrative proceedings, commitments and other provisions

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

Consolidated Financial Statements | December 31, 2021 | F-31

Table of Contents * Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2021 | F-32

Table of Contents * Values expressed in thousands, except when indicated.

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

u) Guarantees

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

Banco Santander uses guarantees in order to increase its ability to recover operations subject to credit risk. The guarantees can be fiduciary, real, legal structures with power mitigation and compensation agreements. Annually the bank reviews its guarantees policies to capture changes in the market, in the characteristics of the assets given as guarantees and the conditions of the assets, these are examples of technical parameters reviewed.

Credit limits are continually monitored and changed in client behavior function. Thus, the potential loss values represent a fraction of the amount available.

Consolidated Financial Statements | December 31, 2021 | F-33

Table of Contents * Values expressed in thousands, except when indicated.

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

Defined contribution plans

Defined contribution plans are the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

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

Consolidated Financial Statements | December 31, 2021 | F-34

Table of Contents * Values expressed in thousands, except when indicated.

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

z) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and COFINS. Current Income Tax and Social Contribution arise from the application of the respective rates on taxable income, and the PIS and COFINS rates applied on the respective calculation base provided for in the specific legislation, also added to the changes in deferred tax assets and liabilities recognized in the consolidated income statement. The CSLL rate, for banks of any kind, was raised from 15% to 20%, effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103, published on November 13, 2019.

The IRPJ charge is calculated at the rate of 15%, plus a surcharge of 10%, applied on profit, after making the adjustments determined by tax legislation. The CSLL is calculated at the rate of 15% for financial institutions and legal entities of private insurance and capitalization and 9% for other companies, levied on profit, after considering the adjustments determined by tax legislation.

The CSLL rate for banks of any kind, financial institutions, private insurance companies and capitalization companies (financial sector companies) was increased by 5% for the base period between July 1, 2021 and 31 December 2021, pursuant to Law 14,183/2021 (result of the conversion into the Provisional Measure Law (MP) 1,034/2021).

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

Under the current regulation, the expected realization of tax credits is based on the Bank's projections of future results and on technical analysis of the realization of the temporary differences, as shown in note 23.

Consolidated Financial Statements | December 31, 2021 | F-35

Table of Contents * Values expressed in thousands, except when indicated.

• IFRIC 23 - Published in June 2017 by the IASB, IFRIC 23 - Uncertainty about the Treatment of Income Tax on Income is mandatory from January 1, 2019 and aims to clarify procedures for the application of recognition and measurement requirements established in IAS 12 Income Taxes when there is uncertainty as to the treatment to be adopted for Income Taxes. Said standard did not generate significant impacts on these Financial Statements.

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

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded in the headings "Cash" and "Loans and amounts due from credit institutions" in the consolidated financial statements, except restricted resources and long-term transactions.

The interest paid and received correspond to operating activities of Banco Santander.

Consolidated Financial Statements | December 31, 2021 | F-36

Table of Contents * Values expressed in thousands, except when indicated.

3.	Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 11.

		Quantity of Shares or Quotas Owned (in Thousands)			12/31/2021
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.	Recovery of Defaulted Credits	2,142,011	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	2,877	-	100.00%	100.00%
BEN Benefícios e Serviços S.A. (BEN Benefícios)	Other Activities	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Tecnology	381	-	80.00%	80.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	436,441	-	100.00%	100.00%
Santander Corretora de Títulos e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Other Activities	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	196,979	-	100.00%	100.00%
Paytec Tecnologia em Pagamentos Ltda.	Other Activities	348	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
Controlled by Aymoré CFI
Bank PSA	Bank	105	-	0.00%	50.00%
Bank Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solutions 4Fleet	Other Activities	328	-	0.00%	80.00%
Controlled by Santander Leasing
Bank Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
PI Distribuidora de Títulos e Valores Mobiliários S.A.	Leasing	348	-	0.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	0.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A.	Other Activities	3,808	-	0,00%	90,00%
Controlled by Atual Serviços de Recuperação de Créditos e Meios Digitais S.A.
Return Capital Serviços de Recuperação de Créditos S.A.	Collection and Recover of Credit Management	200	-	0.00%	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection and Recover of Credit Management	250	-	0.00%	100.00%
Controlled by Paytec Tecnologia em Pagamentos Ltda.
Paytec Logística e Armazém Ltda.	Other Activities	100	-	0.00%	100.00%
Controlled by PI Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e Valores Mobiliários Ltda.	Broker	19,140	-	0.00%	60.00%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Broker	98,400	-	0.00%	100.00%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Other Activities	22,452	-	0.00%	50.00%

Consolidated Financial Statements | December 31, 2021 | F-37

Table of Contents * Values expressed in thousands, except when indicated.

Consolidated Investment Funds

●	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
●	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
●	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
●	Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);
●	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
●	Santander Paraty QIF PLC (Santander Paraty) (2);
●	Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);
●	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
●	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
●	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (4);
●	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (5);
●	Atual - Multimarket Investment Fund Private Credit Investment Abroad (6);
●	Verbena FCVS – Fundo de Investimento em Direitos Creditórios(7).

(1) Banco Santander was a creditor of certain overdue credit operations that had real estate as collateral. The operation for the recovery of these credits consists of the contribution of properties as collateral to the capital of the Real Estate Investment Fund and the consequent transfer of the Fund's quotas to Banco Santander, by means of a payment in payment of the aforementioned credit operations. At the Extraordinary General Meeting (AGE) held on October 30, 2018, the change of name from BRL V - Fundo de Investimento Imobiliário - FII to Prime 16 - Fundo de Investimento Imobiliário was approved.

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

(3) This fund was created and started to be consolidated in September 2017. It refers to a structure in which Banco Santander sold certain credit operations, which had already been transferred to losses (operations overdue for more than 360 days) to this fund. Atual Serviços de Recuperação de Creditos e Meios Digitais S.A. (current corporate name of Atual Companhia Securitizadora de Creditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares in this fund.

(4) This fund was consolidated in November 2018 and is controlled through Banco Bandepe S.A.

(5) This fund started to be consolidated in June 2019 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(6) This fund started to be consolidated in August 2020 and is controlled through Atual Serviços de Recuperação de Creditos e Meios Digitais S.A.

(7) This fund was consolidated in February 2021 and is controlled through Banco Santander Brasil S.A. It holds 100% of the shares in this fund.

Corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

i) Acquisition of equity interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – a wholly owned subsidiary of the Company – celebrated, with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase and Sale Agreement and Investment Agreement, by which, once the transaction is carried out, it will hold 90% of the capital stock of Apê11 (“Transaction”). Apê11 acts as a collaborative marketplace, pioneering the digitization of the purchase journey of houses and apartments. After the fulfillment of the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

Consolidated Financial Statements | December 31, 2021 | F-38

Table of Contents * Values expressed in thousands, except when indicated.

ii) Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Collections Ltda.

On August 4, 2021, Atual Serviços de Recovery de Créditos e Meios Digitais S.A. (“Atual”) – a wholly-owned subsidiary of the Company – celebrated, with the partners of Liderança Serviços Especializados em Cobranças Ltda. (“Liderança”), a certain Agreement for the Assignment of Quotas and Other Covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Liderança (“Transaction”). Liderança operates in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail networks, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After the fulfillment of the precedent conditions established in the Agreement for the Assignment of Quotas and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was merged into Leadership on October 4, 2021.

iii) Acquisition of Equity Interest in Solutions 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated with the partners of Solution 4Fleet Consultoria Empresarial Ltda. (“Solutions 4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, by which, once the transaction is carried out, Aymoré will hold 80% of the capital stock of Solution 4Fleet (“Transaction”). Solutions 4Fleet specializes in structuring vehicle rental and subscription businesses – long-term rental for individuals. After the fulfillment of the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

iv) Acquisition of equity interest in Car10 Tecnologia e Informação S.A and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli (“Pag10” and, together with Car10 Tecnologia, “Car10”), certain Investment Agreements and Share Purchase and Sale Agreements, under which, once the transaction is carried out, Webmotors will hold approximately 66.7% of the share capital of Car10 Tecnologia, which, in turn, is the sole holder of Pag10 (“Transaction”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and autocenters; auto body and Paint; and cleaning and sanitizing, as well as emergency assistance and towing. After compliance with the condition’s precedent established in the Investment Agreement for the Purchase and Sale of Shares, the closing of the Transaction was formalized on September 20, 2021.

v) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. (“Pi”), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (jointly “Monetus”), investment agreement and other covenants, whereby, once the transaction is carried out, Toro Investimentos will hold 100% of the capital stock of Monetus (“Transaction”). Monetus, originally from Belo Horizonte, carries out its activities through an automated investment application based on objectives, after considering the client's needs and risk profile, the application automatically creates, executes and tracks a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vi) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi Distribuidora de Títulos e Valores Mobiliários S.A. (“Pi”), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together, with Toro CTVM, “Toro”) entered into, with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda. (together “Mobills”), an investment agreement and other covenants, by which, once effective In the transaction, Toro Investimentos will hold 100% of the capital stock of Mobills (“Transaction”). Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. The execution of the Transaction will be subject to the execution of the definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

vii) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. (“Banco Santander”) and Banco Bandepe S.A. (“Bandepe”) entered into a Share Purchase Agreement through which Banco Santander acquired the entire interest shareholding held by Bandepe in Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”), which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, the merger of all the shares of Bandepe by Santander Leasing was resolved, in order to convert Bandepe into a wholly owned subsidiary of Santander Leasing (“Incorporation of Shares”). The Merger of Shares resulted in an increase in the capital stock of Santander Leasing of R$ 5,365,189,080.65 (five billion, three hundred and sixty-five million, one hundred and eighty-nine thousand, eighty reais and sixty-five cents), in reason for the merger of shares issued by Banco Bandepe held by Banco Santander.

Consolidated Financial Statements | December 31, 2021 | F-39

Table of Contents * Values expressed in thousands, except when indicated.

viii) Partial spin-off and segregation of Getnet Adquirência e Serviços para Meios de Pagamentos S.A.

After the approval of the studies and favorable proposal of the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the partial spin-off of Santander Brasil, for the segregation of shares owned by them issued by Getnet Acquirência e Serviços for Meios de Pagamentos S.A. (“Getnet”), with a version of the split portion for Getnet itself. Upon completion of the spin-off, the shareholders of Santander Brasil will become direct shareholders of Getnet in proportion to their participation in the capital of Santander Brasil and the shares and Units of Santander Brasil will be traded with the right to receive the shares and Units of issue of Getnet.

As a result of the Spin-off, Santander Brasil's share capital was reduced in the total amount of 2,000,000 (two billion reais), without the cancellation of shares, with Santander Brasil's share capital increasing to 57,000,000 (fifty-seven billion reais) to 55,000,000 (fifty-five billion reais).

ix) Signing of an agreement for the Acquisition of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Eireli.

On December 8, 2020, Banco Santander celebrated, with the partners and owners of Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística and Armazém Eireli (together “Paytec”), a share purchase and sale agreement, transfer of ownership and other covenants, whereby, once the transaction is carried out, it will hold 100% of the share capital of Paytec. Paytec acts as a logistics operator with national coverage and focused on the payments market. After approval of the transaction by the Central Bank of Brazil, the transaction was carried out on March 12, 2021, with Banco Santander now holding 100% of the share capital of the Paytec companies.

x) Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, by decision of its sole partner, the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A. (which had its corporate name changed to Santander Brasil, SAU), an offshore entity headquartered in Spain, was approved. fully owned by Banco Santander Brasil, which acted to complement the foreign trade strategy for corporate clients (large Brazilian companies and their operations abroad) and to offer financial products and services. The capital invested abroad was repatriated in November 2020. The company's dissolution and liquidation deed were registered in the Madrid Registry with effect from December 15, 2020. These activities are now carried out by the Bank's branch in Luxembourg.

xi) Disposal of Investments in Norchem Holding e Negócios S.A. and Norchem Participações e Consultoria S.A.

On October 8, 2020, Banco Santander (Brasil) S.A. withdrew from the shareholder structure of Norchem Participações e Consultoria SA (NPC) and Norchem Holding e Negócios S.A. (NHN), upon capital reduction in the amounts of R$19,950 million and R$14,770 million, respectively, and consequent cancellation of shares held by Banco Santander (Brasil) S.A.

xii) Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Pi Distribuidora de Títulos e Investimentos S.A. (“Pi”), which is indirectly controlled by Banco Santander, entered into an investment agreement with the shareholders of Toro Controle e Participações S.A. (“Toro Controle”) and other covenants. Toro Controle had been a holding company that, ultimately, had controlled Toro Corretora de Títulos e Valores Mobiliários Ltda. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and, together, “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started its operation as a securities brokerage aimed at the retail public. After compliance with all applicable conditions precedent, including approval by the Central Bank of Brazil, the transaction was carried out on April 30, 2021, with the acquisition of shares representing 60% of the capital stock of Toro Controle and its immediate incorporation by Toro CTVM, so that Pi became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

xiii) Signing of an Agreement for the Acquisition of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Banco Santander signed a share purchase and sale agreement and other agreements with the shareholders of Gira – Integrated Management of Receivables of Agronegócio S.A. Gira is a technology company that operates in the management of agribusiness receivables and has a robust technological platform, capable of adding greater security to agricultural credit operations. Upon compliance with the conditions established in the contract, in particular the applicable regulatory approvals, the parties formalized the definitive instruments on January 8, 2021. With the completion of the transaction, Banco Santander now holds 80% of Gira's share capital.

xiv) Acquisition of direct equity interest in Toque Fale Serviços de Telemarketing Ltda.

On March 24, 2020, the Bank acquired the shares representing the entire share capital of Toque Fale Serviços de Telemarketing Ltda. (“Toque Fale”) for R$1,099 million, corresponding to the book value of the shares on February 29, 2020, previously held by Getnet Acquirência e Serviços para Meios de Pagamento S.A. and Auttar HUT Processamento de Dados Ltda. As a result, the Bank became a direct shareholder of Toque Fale and holder of 100% of its capital.

Consolidated Financial Statements | December 31, 2021 | F-40

Table of Contents * Values expressed in thousands, except when indicated.

xv) Disposal of the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A.

On February 28, 2020, the equity interest held in Super Pagamentos e Administração de Meios Eletrônicos S.A. was sold to Superdigital Holding Company, SL, a company indirectly controlled by Banco Santander, S.A., of the shares representing the totality of the share capital of Super Payments and Administration of Meios Eletrônicos S.A. (“Superdigital”) for the amount of R$270 million. As a result, the Bank is no longer a shareholder of Superdigital.

xvi) Acquisition of Summer Empreendimentos Ltda.

On May 14, 2019, Banco Santander (Brasil) S.A. and its wholly owned subsidiary Santander Holding Imobiliária S.A. (“SHI”) entered into a binding document with the partners of Summer Empreendimentos Ltda. (“Summer”) establishing the terms of the negotiation of purchase and sale of shares representing the entirety of Summer's capital stock. The acquisition was approved by BACEN on September 16, 2019 and concluded on September 20, 2019, so that SHI now holds 99.999% and Banco Santander 0.001% of the shares representing Summer's capital stock. Due to the Entity's short-term sale plan, Summer was initially recorded as an Asset Held by Sale, at its cost value. In June 2020, with the non-execution of the established plan, Summer became part of the scope of Banco Santander's Consolidated Financial Statements.

xvii) Sale option of interest in Banco Olé Consignado S.A. and merger of Banco Olé Consignado S.A. and Bosan Participações S.A.

On March 14, 2019, the minority shareholder of Banco Olé Consignado S.A. (“Banco Olé”) formalized its interest in exercising the put option provided for in the Investment Agreement, entered into on July 30, 2014, for the sale of its interest in 40% in the share capital of Olé Consigned to Banco Santander (Brasil) S.A. (“Banco Santander”).

On December 20, 2019, the parties entered into a binding agreement for the acquisition, by Banco Santander, of all shares issued by Bosan Participações S.A. (holding whose only asset are shares representing 40% of Banco Olé's share capital), for the amount total of R$1.6 billion (“Transaction”), to be paid on the closing date of the Transaction.

On January 31, 2020, the Bank and the shareholders of Bosan Participações S.A. (“Bosan”) concluded the definitive agreement and signed the purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to Bank and payment to sellers in the total amount of R$1,608,772. As a result, Banco Santander became, directly and indirectly, the holder of 100% of the shares of Banco Olé.

On August 31, 2020, Banco Santander shareholders approved the merger by the Bank of Banco Olé Consignado S.A. and Bosan Participações S.A. The mergers did not result in an increase in the share capital of Santander Brasil.

4.	Cash and balances with the Brazilian Central Bank

Thousand of reais	2021	2020	2019

Cash and cash equivalents	16,657,201	20,148,725	20,127,364
of which:
Cash	4,026,282	4,266,197	4,877,849
Cash and Foreign currency application abroad	12,630,919	15,882,528	15,249,515
Total	16,657,201	20,148,725	20,127,364

5.	Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial Assets Measured at Amortized Cost	95,664,754	112,849,776	109,233,128
Of which:
Loans and amounts due from credit institutions, gross	95,686,579	112,858,840	109,246,671
Impairment losses (note 9.c)	(21,825)	(9,064)	(13,543)
Loans and amounts due from credit institutions, net	95,664,754	112,849,776	109,233,128
Loans and amounts due from credit institutions, gross	95,686,579	112,858,840	109,247,248

Type:
Time deposits	73,780,552	63,673,689	66,908,232
Reverse repurchase agreements (1)	4,129,438	699,034	100,246
Escrow deposits	10,200,137	10,773,280	11,424,537
Other accounts (2)	7,576,452	37,712,838	30,814,233
Total	95,686,579	112,858,840	109,247,248

(1)	Guaranteed by debt instruments.
(2)	Changes refers substantially to the effect of the write-off of receivables from Getnet spin-off.

Consolidated Financial Statements | December 31, 2021 | F-41

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Currency:
Brazilian Real	91,889,990	109,287,868	107,693,973
US dollar	2,445,781	2,778,911	1,401,601
Euro	1,350,808	792,061	151,674
Total	95,686,579	112,858,840	109,247,248

Thousand of reais	2021	2020	2019

Cash equivalents:
Short-term transactions and low risk of change in its value (1)	16,011,548	8,298,083	1,316,299
(1)	The Amount refers to investments in the open market (repurchase agreements) and investments in interbank deposits (CDI) at short term

Note 43-d contains a detail of the residual maturity periods of financial assets measured at amortized cost.

6.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial assets measured at fair value through profit or loss	3,122,017	3,545,660	3,735,076
Financial assets measured at fair value through profit or loss held for trading	47,752,595	68,520,799	34,885,631
Financial assets measured at fair value through other comprehensive income	101,212,600	109,668,214	95,962,927
Financial assets measured at amortized cost	73,125,011	48,367,791	38,748,296
Of which:
Debt instruments	74,315,903	49,945,226	40,803,323
Impairment losses	(1,190,892)	(1,577,435)	(2,055,027)
Total	225,212,223	230,102,464	173,331,930

Type:
Government securities - brazil (1)	171,436,589	191,896,439	135,848,053
Debentures and promissory notes	19,881,934	17,071,856	13,874,883
Other debt securities (2)	33,893,700	21,134,169	23,608,994
Total	225,212,223	230,102,464	173,331,930
(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

(2)	Substantially refer to securities issued by the Official Credit Institute (ICO) of Spain.

The debt instruments are composed, majority by:

Thousand of reais	2021	2020	2019

Currency:
Brazilian Real	208,599,863	207,752,590	164,447,235
US dollar	16,612,360	22,292,647	8,884,695
Euro	-	57,227	-
Total	225,212,223	230,102,464	173,331,930

Consolidated Financial Statements | December 31, 2021 | F-42

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Debt Instruments linked to:
Repo Operations	76,211,049	101,371,733	102,849,859
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	19,470,624	12,963,251	6,618,651
Associated to judiciary deposits and other guarantees (1)	23,291,528	9,665,135	9,573,331
Total	118,973,201	124,000,119	119,041,841

(1)	Substantially refers to securities issued by the Official Credit Institute (ICO) of Spain.

Note 43-d contains details of the residual maturity periods of financial assets measured at fair value through Other Results Comprehensive and corresponding financial assets measured at amortized cost.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial assets measured at fair value through profit or loss held for trading	2,020,610	1,818,276	2,029,470
Non-trading financial assets mandatorily measured at fair value through profit or loss	477,707	438,912	171,453
Financial assets measured at fair value through other comprehensive income	29,187	72,173	157,306
Total	2,527,504	2,329,361	2,358,229

Type:
Shares of Brazilian companies	1,869,824	1,953,128	665,027
Shares of foreign companies	48,825	13,617	-
Investment funds (1)	608,855	362,616	1,693,202
Total	2,527,504	2,329,361	2,358,229
(1)	Composed mainly by investment on fixed income, public and private securities.

b) Changes

The changes in the balance of “Equity instruments – Financial assets measured at fair value through profit or loss held for trading” were as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	1,818,276	2,029,470	766,333
Net additions (disposals) / adjustments	202,334	(211,194)	1,263,137
Balance at end of year	2,020,610	1,818,276	2,029,470

The changes in the balance of “Equity instruments – Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss” were as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	438,912	171,453	298,297
Net additions (disposals) / adjustments	38,795	267,459	(126,844)
Balance at end of year	477,707	438,912	171,453

Consolidated Financial Statements | December 31, 2021 | F-43

Table of Contents * Values expressed in thousands, except when indicated.

The changes in the balance of “Equity instruments – Financial Assets Measured at Fair Value Through Other Comprehensive Income” were as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	72,173	157,306	40,986
Net additions (disposals) / adjustments	(42,986)	(85,133)	116,320
Balance at end of year	29,187	72,173	157,306

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

a) Trading and hedging derivatives

a.1) Derivatives recorded in the balance sheet and compensation accounts

Portfolio summary of trading derivative and used as hedge

	2021	2020	2020	2020	2019	2019	2019
		As Previously Reported	Adjustment	As Revised	As Previously Reported	Adjustment	As Revised
Assets
Swap Differentials Receivable	7,641,355	14,729,642	-	14,729,642	14,634,863	-	14,634,863
Option Premiums to Exercise	1,385,889	4,974,618	-	4,974,618	1,065,753	-	1,065,753
Forward Contracts and Others	12,112,679	9,166,360	(2,623,106)	6,543,254	4,745,118	(1,624,834)	3,120,284
Total	21,139,923	28,870,620	(2,623,106)	26,247,514	20,445,734	(1,624,834)	18,820,900

Liabilities
Swap Differentials Payable	8,538,705	18,327,611	-	18,327,611	16,458,397	-	16,458,397
Option Premiums Launched	2,256,244	4,926,994	-	4,926,994	1,699,729	-	1,699,729
Forward Contracts and Others	13,824,032	8,725,333	(2,623,106)	6,102,227	4,271,851	(1,624,834)	2,647,017
Total	24,618,981	31,979,938	(2,623,106)	29,356,832	22,429,977	(1,624,834)	20,805,143

In 2021, the Company revisited the accounting treatment in relation to the electric energy commercialization contracts, which no longer include the amount of the "principal" and, therefore, only the adjustments to fair value and interest determined in these operations are recorded in equity accounts.

For better comparability purposes, the amounts of “principal” of energy trading operations recorded in equity accounts, on December 31, 2020 and 2019, were reduced from the headings of “Derivatives => Forward and Other Contracts” in the amounts of BRL 2,623,106 (2019 - BRL 1,624,834), with corresponding impact on total assets and liabilities and between the lines "Financial assets measured at fair value in profit or loss held for trading" and "Financial liabilities measured at fair value in Income Held for Trading" in the statement of cash flows as of December 31, 2020 and 2019. There was no change in the balance of stockholders' equity or income. The financial statements as of December 31, 2020 and 2019, presented for comparison purposes, already include the aforementioned adjustments.

Consolidated Financial Statements | December 31, 2021 | F-44

Table of Contents * Values expressed in thousands, except when indicated.

Summary by Category

Trading			2021			2020	2019

	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value	Notional (1)	Fair Value
Swap	837,762,019	(1,804,744)	(897,350)	398,925,842	(3,076,947)	(3,597,969)	561,967,799	(1,823,534)
Assets	418,137,448	13,162,674	7,641,355	278,752,387	6,249,519	14,729,642	282,164,189	147,010,930
CDI (Interbank Deposit Rates)	66,837,268	318,541	(778,177)	41,316,315	326,586	3,010,880	40,550,627	16,908,791
Fixed Interest Rate - Real	231,741,021	9,269,271	6,412,471	54,159,848	4,013,563	9,607,342	47,140,927	-
Indexed to Price and Interest Rates	2,089,110	-	(234,488)	5,124,411	-	-	2,388,118	-
Foreign Currency	91,837,446	799,550	2,003,728	178,076,136	959,322	1,039,529	192,084,517	130,102,139
Others	25,632,603	2,775,313	237,822	75,676	950,048	1,071,891	-	-
Liabilities	419,624,571	(14,967,418)	(8,538,705)	120,173,455	(9,326,465)	(18,327,611)	279,803,610	(148,834,464)
CDI (Interbank Deposit Rates)	321,402,883	(4,171,481)	(12,327,484)	33,239,801	(6,911,748)	(13,693,733)	24,353,405	-
Fixed Interest Rate - Real	48,874,762	(6,760,576)	2,467,425	45,088,689	(2,183,507)	(2,772,479)	67,937,624	(24,079,732)
Indexed to Price and Interest Rates	22,827,336	-	(728,677)	33,026,692	-	(450,958)	125,829,755	(123,445,067)
Foreign Currency	887,129	(28,407)	2,287,852	6,636,885	(25)	153,695	60,394,529	-
Others	25,632,461	(4,006,955)	(237,822)	2,181,388	(231,186)	(1,564,135)	1,288,297	(1,309,665)
Options	1,130,172,099	(595,345)	(885,703)	2,043,286,085	(282,110)	47,624	1,446,536,133	(1,222,465)
Purchased Position	564,829,758	1,240,879	1,385,889	1,006,266,897	1,869,806	4,974,618	678,089,904	381,706
Call Option - US Dollar	9,898,179	271,464	382,237	1,188,387	47,898	39,202	171,871	(281)
Put Option - US Dollar	4,094,316	140,280	187,123	1,948,673	79,019	109,075	1,456,975	4,355
Call Option - Other	31,248,540	459,995	510,976	134,761,947	558,794	1,093,583	98,154,363	818,664
Interbank Market	28,499,055	444,446	495,214	101,421,659	557,167	556,039	98,154,363	819,262
Others (2)	2,749,485	15,549	15,763	33,340,288	1,627	537,544	-	(598)
Put Option - Other	519,588,723	369,140	305,553	868,367,889	1,184,095	3,732,758	578,306,695	(441,032)
Interbank Market	519,588,723	369,140	305,553	864,852,555	1,183,630	3,729,297	578,306,695	(440,959)
Others (2)	-	-	-	3,515,334	464	3,461	-	(73)
Sold Position	565,342,341	(1,836,224)	(2,256,244)	1,037,019,188	(2,151,915)	(4,926,994)	768,446,229	(1,604,171)
Call Option - US Dollar	4,111,016	(170,553)	(152,348)	1,537,670	(70,201)	699,243	254,945	(1,472)
Put Option - US Dollar	4,017,161	(348,715)	(287,825)	2,315,919	(137,061)	(192,335)	263,994	(2,842)
Call Option - Other	33,383,234	(719,460)	(872,335)	130,919,394	(588,023)	(453,919)	174,166,802	(440,731)
Interbank Market	31,730,928	(713,773)	(858,586)	120,156,285	(566,813)	(464,405)	174,166,802	(440,959)
Others (2)	1,652,305	(5,687)	(13,749)	10,763,109	(21,210)	10,486	-	228
Put Option - Other	523,830,930	(597,497)	(943,736)	902,246,206	(1,356,630)	(4,979,984)	593,760,488	(1,159,126)
Interbank Market	523,830,930	(597,497)	(943,736)	869,328,317	(1,350,314)	(4,597,427)	593,760,488	(1,159,038)
Others (2)	-	-	-	32,917,888	(6,316)	(382,557)	-	(88)

Futures Contracts	287,984,278	-	-	270,258,566	-	-	433,873,180	-
Purchased Position	148,237,279	-	-	110,275,866	-	-	72,912,029	-
Exchange Coupon (DDI)	85,931,389	-	-	12,438,695	-	-	7,394,951	-
Interest Rates (DI1 and DIA)	28,491,764	-	-	97,837,171	-	-	55,430,519	-
Foreign Currency	33,797,350	-	-	-	-	-	9,978,419	-
Indexes (3)	16,776	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	108,140	-
Sold Position	139,746,999	-	-	159,982,699	-	-	360,961,151	-
Exchange Coupon (DDI)	60,606,204	-	-	73,114,014	-	-	146,032,485	-
Interest Rates (DI1 and DIA)	53,267,620	-	-	67,958,767	-	-	196,170,105	-
Foreign Currency	25,678,296	-	-	18,653,658	-	-	17,305,604	-
Indexes (3)	194,879	-	-	256,261	-	-	290,254	-
Treasury Bonds/Notes	-	-	-	-	-	-	1,162,703	-
Forward Contracts and Others	167,611,313	2,836,843	(1,711,352)	165,663,806	2,693,759	441,028	169,401,317	483,267
Purchased Commitment	93,097,212	5,345,415	12,112,679	96,309,648	1,370,654	6,543,254	79,970,842	3,120,284
Currencies	83,752,185	2,738,485	8,501,934	87,254,202	1,370,654	5,026,566	78,344,925	2,794,330
Others	9,345,027	2,606,930	3,610,745	9,055,447	-	1,516,688	1,625,917	325,954
Sold Commitment	74,514,101	(2,508,572)	(13,824,032)	69,354,158	1,323,105	(6,102,227)	89,430,475	(2,647,017)
Currencies	71,611,500	(1,141,826)	(11,932,009)	64,986,757	1,323,328	(4,846,929)	87,801,864	(2,275,227)
Others	2,902,602	(1,366,746)	(1,892,023)	4,367,401	(223)	(1,255,298)	1,628,611	(371,790)

(1)	Nominal value of updated contracts.
(2)	Includes options of index, mainly being options involving US treasury, shares and stock indexes.
(3)	Includes Bovespa and S&P index.

Consolidated Financial Statements | December 31, 2021 | F-45

Table of Contents * Values expressed in thousands, except when indicated.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2021
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	152,650,125	233,667,783	31,819,540	418,137,448
Options	1,127,446,708	1,641,361	1,084,030	1,130,172,099
Futures Contracts	287,984,278	-	-	287,984,278
Forward Contracts and Others	70,457,399	96,857,222	296,692	167,611,313
(1)	Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2020	2019
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	40,241,232	97,784,443	140,726,712	278,752,387	282,164,189
Options	23,788,051	922,740	2,018,575,293	2,043,286,085	1,446,522,955
Futures Contracts	3,198,239	-	267,060,326	270,258,566	433,873,182
Forward Contracts and Others	67,837,797	49,447,532	45,755,371	163,040,700	169,401,317
(1)	Includes trades with B3 S.A. and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional					2021
		Up to	From 3 to	Over
		3 Months	12 Months	12 Months	Total
Swap		30,501,795	99,817,727	287,817,926	418,137,448
Options		749,406,698	128,500,299	252,265,102	1,130,172,099
Futures Contracts		167,320,563	45,239,639	75,424,076	287,984,278
Forward Contracts and Others		72,761,669	67,060,436	27,789,208	167,611,313

Notional				2020	2019
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	58,388,872	98,073,784	122,289,731	278,752,387	282,164,189
Options	931,156,902	572,661,800	539,467,382	2,043,286,084	1,446,522,962
Futures Contracts	181,521,486	36,328,390	52,408,689	270,258,566	433,873,181
Forward Contracts and Others	104,098,351	33,788,798	25,153,551	163,040,700	169,401,317

Consolidated Financial Statements | December 31, 2021 | F-46

Table of Contents * Values expressed in thousands, except when indicated.

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Over the Counter	2021
			Total
Swap	111,418,682	306,718,767	418,137,448
Options	1,094,484,434	35,687,665	1,130,172,099
Futures Contracts	287,984,278	-	287,984,278
Forward Contracts and Others	7,108,898	160,502,415	167,611,313
(1)	Includes trades with B3 S.A.

Notional	Stock Exchange (1)	Over the Counter	2020	2019
			Total	Total
Swap	82,122,957	196,629,429	278,752,387	282,164,189
Options	1,940,172,322	103,113,762	2,043,286,084	1,446,522,962
Futures Contracts	270,258,566	-	270,258,566	433,873,181
Forward Contracts and Others	25,182,494	137,858,206	163,040,700	169,401,317
(1)	Includes trades with B3 S.A.

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

Credit Default Swaps – CDS

They are credit derivatives where, in the event of a credit event, the protection buyer is entitled to receive from the protection seller the equivalent to the difference between the face value of the CDS contract and the fair value (market value) of the reference obligation on the settlement date of the contract. In return, the seller receives a fee for the sale of the protection.

Below, the composition of the Credit Derivatives portfolio shown by its reference value and effect on the calculation of Required Shareholders' Equity (PLE).

		2021		2020		2019

	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap
Credit swaps	3,984,392	-	3,483,628	519,670	2,435,880	-
Total	3,984,392	-	3,483,628	519,670	2,435,880	-

During the period, there was no occurrence of credit event related to triggering events provided for in the contracts.

Consolidated Financial Statements | December 31, 2021 | F-47

Table of Contents * Values expressed in thousands, except when indicated.

		2021		2020		2019
	Over		Over		Over
Maximum Potential for Future Payments - Gross	12 Months	Total	12 Months	Total	12 Months	Total
Per Instrument
CDS	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Total	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Per Risk Classification
Below Investment Grade	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Total	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Per Reference Entity
Brazilian Government	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880
Total	3,984,392	3,984,392	4,003,298	4,003,298	2,435,880	2,435,880

a.6) Hedge Accounting

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

a.6.I ) Fair Value Hedge

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

In order to hedge the changes of fair value in receivables and interest payments, Santander uses interest rate Swap contracts related to pre-fixed (pre-define interest rate at inception) assets and liabilities.

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

• The Bank has pre-fixed interest rate risk on its liabilities through issues of real estate credit bills (LCI). To manage this risk, the entity contracts DI futures on the Exchange and designates them as a hedging instrument in a hedge accounting structure.

• The Bank has a risk to the IPCA index generated by the issuance of Guaranteed Real Estate Bills. To manage this risk, the Bank contracts IPCA futures (DAP) on the Exchange and designates them as a hedging instrument in a Hedge Accounting structure.

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

Consolidated Financial Statements | December 31, 2021 | F-48

Table of Contents * Values expressed in thousands, except when indicated.

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

	2021		2020		2019
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Brazilian Treasury Bonds (LTN, NTN-F)	3,756,394	-	(2,183,841)	-	(2,853,807)	-
Bonds (LEA)	-	-	-	-	(61,761)	-
Resolution 2770	-	-	-	-	(94)	-
Trade Finance Off	728	-	(5,092)	-	(4,015)	-
Total	3,757,122	-	(2,188,933)	-	(2,919,677)	-

						12/31/2021
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	84,767	(2,204)	82,563	84,937	3,175	88,112
Credit Operations Hedge	84,767	(2,204)	82,563	84,937	3,175	88,112
Future Contracts	41,437,967	(7,913)	41,430,054	46,351,128	(2,031,108)	44,320,021
Credit Operations Hedge	2,850,589	(14,439)	2,836,150	2,738,830	15,685	2,754,515
Hedge of Securities	38,587,378	6,527	38,593,904	43,612,299	(2,046,793)	41,565,506

						12/31/2020
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Future Contracts	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727
Hedge of Securities	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727

						12/31/2019
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	3,249,741	101,264	3,351,004	3,555,326	662,773	4,218,099
Credit Operations Hedge	1,118,210	28,993	1,147,202	1,423,809	63,231	1,487,040
Hedge of Securities	2,131,532	72,271	2,203,802	2,131,517	599,542	2,731,059
Future Contracts	789,631	-	789,631	45,427,125	3,000,490	48,427,614
Hedge of Securities	789,631	-	789,631	45,427,125	3,000,490	48,427,614
(*)	The Bank has market risk hedge strategies, the objects of which are assets in its portfolio, which is why we demonstrate the passive edge of the respective instruments. For structures whose instruments are futures, we show the balance of the calculated daily adjustment, recorded in a clearing account.

Consolidated Financial Statements | December 31, 2021 | F-49

Table of Contents * Values expressed in thousands, except when indicated.

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

• The Bank has a portfolio of assets indexed to the Euro and traded at Offshore agencies. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. As of the conversion, the principal amount of the transaction, already expressed in dollars, will be corrected by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to IBOR + Coupon.

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

Any ineffectiveness is recognized in the income statement in the line Gains (losses) on financial assets and liabilities (net).

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

Consolidated Financial Statements | December 31, 2021 | F-50

Table of Contents * Values expressed in thousands, except when indicated.

The Ineffective portion is measured using the prospective hedge test and if identified recognized in the income statement in the line Gains (losses) on financial assets and liabilities (net).

Effectiveness should be between 80% and 125%.

In cash flow hedges, the effective portion of the variation in the value of the hedge instrument is temporarily recognized in equity under the caption “Other comprehensive income - cash flow hedges” (Note 25) until the anticipated transactions occur, when this portion is recognized in the consolidated income statement, except if the anticipated transactions result in the recognition of non-financial assets or liabilities, this portion will be included in the cost of the financial asset or liability. The non-effective portion of the variation in the value of foreign exchange hedge derivatives is recognized directly in the consolidated income statement. And the ineffective portion of the gains and losses on cash flow hedge instruments in an operation abroad is recognized directly in “Gains (losses) on financial assets and liabilities (net)” in the consolidated statements of income.

	2021		2020		2019
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	-	-	14,666	-	(6,074)	-
Trade Finance Off	(236,630)	-	58,088	-	139,852	-
Government Securities (LFT)	(982,648)	-	727,437	-	503,665	-
Bank Deposit Certificate - CDB	402,779	-	-	-	-	-
Total	(816,500)	-	800,190	-	637,443	-

					12/31/2021

					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Market Value	Value	Value	Value
Future Contracts	110,932,644	(616,062)	110,316,582	128,673,067	(8,912,769)	119,760,298
Credit Operations Hedge (1)	28,542,862	(577,845)	27,965,018	28,659,545	1,508,397	30,167,942
Hedge of Securities	71,320,781	(26)	71,320,756	89,837,000	(10,543,430)	79,293,570
Funding Hedge	11,069,000	(38,191)	11,030,809	10,176,522	122,264	10,298,786

					12/31/2020

					Hedge Instruments	Hedge Object
		Accounting	Adjustment to		Market	Accounting
Strategies		Value - liability	Market Value		Value	Value
Swap Contracts		1,428,053	1,428,053		1,302,666	1,302,666
Hedge of Securities		1,428,053	1,428,053		1,302,666	1,302,666
Future Contracts		19,500,234	19,500,234		23,447,934	23,447,934
Credit Operations Hedge (1)		19,500,234	19,500,234		23,447,934	23,447,934

					12/31/2019

					Hedge Instruments	Hedge Object
		Accounting	Adjustment to		Market	Accounting
Strategies		Value - liability	Market Value		Value	Value
Swap Contracts		1,361,658	35,110		1,396,768	1,324,685
Credit Operations Hedge		435,872	(3,494)		432,378	399,831
Hedge of Securities		925,786	38,604		964,390	924,854
Future Contracts		54,460,972	-		54,460,972	7,726,566
Credit Operations Hedge (1)		50,975,253	-		50,975,253	4,506,878
Hedge of Securities		3,485,719	-		3,485,719	3,219,688
(*)	The Bank has cash flow hedge strategies, the objects of which are assets in its portfolio, which is why we have shown the liability side of the respective instruments. For structures whose instruments are futures, we show the notional's balance, recorded in a clearing account.

Consolidated Financial Statements | December 31, 2021 | F-51

Table of Contents * Values expressed in thousands, except when indicated.

In Consolidated, the mark-to-market effect of swap and future asset contracts corresponds to a credit in the amount of R$ 193,793 (12/31/2020 - R$11,169) and is recorded in equity, reduced tax effects, of which R$ 569 will be realized against revenue in the next twelve months.

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 S.A. with its own and third party derivative financial instruments is composed of federal public securities.

	2021	2020	2019
Financial Treasury Bills - LFT	31,305,549	4,363,666	5,342,992
National Treasury Bills - LTN	3,751,223	6,155,276	1,086,556
National Treasury Notes - NTN	7,725,538	2,814,274	660,918
Total	42,782,310	13,333,215	7,090,466

b) Short Positions

As of December 31, 2021, the balance of short positions totaled R$ 12,780,599 (2020 - R$45,807,946 and 2019 - R$23,835,653) which includes the amount of financial liabilities resulting from the direct sale of financial assets purchased under commitments for resale or borrowed.

9.	Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2021	2020	2019

Classification:
Non-trading financial assets mandatorily measured at fair value through profit or loss	392,455	60,808	-
Loans and receivables	-	-	-
Financial assets measured at amortized cost	464,451,587	393,707,229	326,699,480
Of which:
Loans and receivables at amortized cost	492,962,247	417,761,218	347,256,660
Impairment losses	(28,510,660)	(24,053,989)	(20,557,180)
Loans and advances to customers, net	464,844,042	393,768,037	326,699,480
Loans and advances to customers, gross	493,354,702	417,822,026	347,256,660

Thousand of reais	2021	2020	2019

Type:
Loans operations (1)	457,384,432	390,941,415	329,910,319
Lease Portfolio	2,532,048	2,096,240	2,111,842
Repurchase agreements	6,044,808	4,530,041	10,500
Other receivables (2)	27,393,414	20,254,330	15,223,999
Total	493,354,702	417,822,026	347,256,660
(1)	Includes loans and other loans with credit characteristics.
(2)	Refers substantially to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 43-d contains details of the residual maturity periods of financial assets measured at the corresponding amortized cost. There are no loans and advances to customers in significant amounts without fixed maturity dates.

Consolidated Financial Statements | December 31, 2021 | F-52

Table of Contents * Values expressed in thousands, except when indicated.

b) Detail

Below, the details, by condition and type of credit, debtor sector and interest rate formula, of loans and advances to customers, which reflect the Bank's exposure to credit risk in its main activity, gross of reduction losses to recoverable value:

Thousand of reais	2021	2020	2019
Loan borrower sector:
Commercial, and industrial	215,967,128	191,281,653	145,387,439
Real estate-construction	54,738,606	45,791,869	39,720,713
Installment loans to individuals	220,115,963	178,652,145	160,036,668
Lease financing	2,533,004	2,096,359	2,111,840
Total	493,354,702	417,822,026	347,256,660

Thousand of reais	2021	2020	2019
Interest rate formula:
Fixed interest rate	337,583,246	292,884,352	258,760,620
Floating rate	155,771,456	124,937,674	88,496,040
Total	493,354,702	417,822,026	347,256,660

								2021
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	165,729,422	61.37%	73,723,212	45.81%	8,221,617	13.18%	247,674,251	50.20%

Real estate	3,985,684	1.48%	10,137,988	6.30%	40,614,935	65.12%	54,738,607	11.10%
Installment loans to individuals	99,050,959	36.68%	75,832,619	47.12%	13,525,262	21.69%	188,408,840	38.19%

Lease financing	1,284,868	0.48%	1,238,498	0.77%	9,638	0.02%	2,533,004	0.51%
Loans and advances to customers, gross	270,050,934	100.00%	160,932,317	100.00%	62,371,452	100.00%	493,354,702	100.00%

								2020
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	127,569,542	58.23%	60,190,422	40.94%	3,521,688	6.81%	191,281,652	45.78%

Real estate	3,419,553	1.56%	8,973,495	6.10%	33,398,822	64.54%	45,791,870	10.96%
Installment loans to individuals	87,174,594	39.79%	76,667,187	52.15%	14,810,364	28.62%	178,652,145	42.76%

Lease financing	899,055	0.41%	1,182,713	0.80%	14,591	0.03%	2,096,359	0.50%
Loans and advances to customers, gross	219,062,744	100.00%	147,013,817	100.00%	51,745,465	100.00%	417,822,026	100.00%

								2019
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	102,083,249	54.83%	39,408,727	33.44%	3,895,463	9.01%	145,387,439	41.87%

Real estate	3,633,231	1.95%	8,145,568	6.91%	27,941,913	64.65%	39,720,713	11.44%
Installment loans to individuals	79,624,744	42.76%	69,034,596	58.58%	11,377,328	26.33%	160,036,668	46.09%

Lease financing	855,624	0.46%	1,252,673	1.06%	3,543	0.01%	2,111,840	0.61%
Loans and advances to customers, gross	186,196,848	100.00%	117,841,564	100.00%	43,218,247	100.00%	347,256,660	100.00%

Consolidated Financial Statements | December 31, 2021 | F-53

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Maturity
Less than 1 year	270,050,934	219,062,744	186,196,849
Between 1 and 5 years	160,932,317	147,013,817	117,841,564
More than 5 years	62,371,451	51,745,465	43,218,247
Loans and advances to customers, gross	493,354,702	417,822,026	347,256,660

Internal risk classification
Low	374,505,212	347,315,357	257,133,115
Medium-low	79,216,725	24,277,404	56,549,196
Medium	14,589,977	26,231,871	11,754,806
Medium - high	9,413,110	3,896,457	8,512,386
High	15,629,678	16,100,937	13,307,156
Loans and advances to Customers, gross	493,354,702	417,822,026	347,256,660

c) Impairment losses

The tables below show the reconciliations of the beginning and ending balances of the allowance for losses by category of financial instrument. The terms expected credit losses over 12 months, expected credit losses over their useful life and impairment losses are explained in the accounting practices note.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

Considering the amounts recognized in "Loss due to impairment of the amount of the recoverable value against the result" and the "Recoveries of loans written off as loss", and "PDD of Avals", the "Loss with financial assets - Financial assets measured at amortized cost" totaled in December 31, 2021, R$17,112,734 (2020 - R$17,450,188 and 2019 - R$13,369,905).

Thousand of reais				2021
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a useful life not subject to impairment	Expected credit losses during the useful life subject to impairment	Total

Balance at beginning of year	5,837,199	4,928,606	14,874,684	25,640,489
Impairment losses charged to income for the year	3,200,608	4,883,553	8,902,534	16,986,695
Transfers between stages	(553,054)	31,154	10,221,329	9,699,429
Movement of the period	3,753,662	4,852,399	(1,318,795)	7,287,266
Of which:
Commercial and industrial	347,359	1,779,043	1,213,907	3,340,309
Real estate-construction	4,411	(50,798)	162,418	116,031
Installment loans to individuals	2,851,686	3,155,946	7,524,183	13,531,815
Lease financing	(2,848)	(638)	2,026	(1,460)
Variation by Stage	(2,060,142)	(4,058,304)	6,118,446	-
Write-off of impaired balances against recorded impairment allowance	-	-	(12,903,807)	(12,903,807)
Of which:
Commercial and industrial	-	-	(5,153,345)	(5,153,345)
Real estate-construction	-	-	(166,579)	(166,579)
Installment loans to individuals	-	-	(7,575,967)	(7,575,967)
Lease financing	-	-	(7,916)	(7,916)

Balance at end of year	6,977,664	5,753,855	16,991,855	29,723,376
Of which:
Loans and advances to customers	6,861,404	5,703,285	15,945,970	28,510,659
Loans and amounts due from credit institutions (Note 5)	21,825	-	-	21,825
Provision for Debt Instruments (Note 6)	94,435	50,570	1,045,887	1,190,892

Recoveries of loans previously charged off	-	-	1,536,336	1,536,336
Of which:
Commercial and industrial	-	-	462,523	462,523
Real estate-construction	-	-	64,257	64,257
Installment loans to individuals	-	-	1,002,257	1,002,257
Lease financing	-	-	7,299	7,299
Discount granted	-	-	(1,662,375)	(1,662,375)

Consolidated Financial Statements | December 31, 2021 | F-54

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019
Balance at beginning of year	25,640,489	22,625,750	22,969,315
Impairment losses charged to income for the year	16,986,695	18,311,441	14,361,382
Of which:
Commercial and industrial	3,340,309	6,918,671	2,376,910
Real estate-construction	116,031	81,415	94,957
Installment loans to individuals	13,531,815	11,308,689	11,866,475
Lease financing	(1,460)	2,666	23,040
Write-off of impaired balances against recorded impairment allowance	(12,903,808)	(15,296,703)	(14,704,948)
Of which:
Commercial and industrial	(5,153,346)	(4,616,722)	(5,713,369)
Real estate-construction	(166,579)	(232,262)	(108,294)
Installment loans to individuals	(7,575,967)	(10,433,131)	(8,834,391)
Lease financing	(7,916)	(14,588)	(48,893)
Balance at end of year	29,723,376	25,640,488	22,625,750
Of which:
Loans and advances to customers	28,510,659	24,053,989	20,557,180
Loans and amounts due from credit institutions (Note 5)	21,825	9,065	13,543
Provision for Debt Instruments (Note 6)	1,190,892	1,577,435	2,055,027

Recoveries of loans previously charged off	1,536,336	861,253	991,476
Of which:
Commercial and industrial	462,523	422,023	519,594
Real estate-construction	64,257	55,631	46,639
Installment loans to individuals	1,002,257	370,491	417,477
Lease financing	7,299	13,107	7,767

Considering the amounts recognized in “Loss due to impairment of income against income” and “Recoveries of loans written off as loss”, and “Available allowances” the “Losses on financial assets - Financial assets measured at amortized cost” totaled in December 31, 2021, R$17,112,734 (2020- R$17,450,188 and 2019 - R$13,369,905).

Thousand of reais	2021	2020	2019

Commercial and industrial	8,324,614	9,757,193	7,455,243
Real estate - Construction	154,248	193,935	344,782
Installment loans to individuals	21,240,296	15,675,765	14,800,208
Lease financing	4,218	13,594	25,517
Total	29,723,376	25,640,488	22,625,750

d) Impaired assets

The details of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to clients” (as defined at Note 1.i) and considered to be impaired due to credit risk are as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	23,176,039	23,426,076	22,425,801
Net additions	18,428,727	14,757,908	16,000,733
Written-off assets	(14,681,454)	(15,007,946)	(15,000,458)
Balance at end of year	26,923,312	23,176,039	23,426,076

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Consolidated Financial Statements | December 31, 2021 | F-55

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

With no Past-Due Balances or Less than 3 Months Past Due	12,885,506	12,966,813	11,729,920
With Balances Past Due by
3 to 6 Months	4,717,302	3,049,974	3,961,042
6 to 12 Months	6,866,628	4,798,859	5,721,762
12 to 18 Months	1,253,046	1,243,809	985,476
18 to 24 Months	659,702	607,527	523,441
More than 24 Months	541,129	509,056	504,435
Total	26,923,312	23,176,039	23,426,076

Thousand of reais	2021	2020	2019
Debt Sector
Commercial and industrial	11,439,692	10,558,213	10,072,655
Real estate - Construction	470,115	456,130	826,863
Installment loans to individuals	14,996,152	12,144,238	12,497,179
Lease financing	17,353	17,458	29,379
Total	26,923,312	23,176,039	23,426,076

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2021	% of total loans past due for less than 90 days	2020	% of total loans past due for less than 90 days	2019	% of total loans past due for less than 90 days

Commercial and industrial	4,892,277	20.68%	5,131,885	25.80%	3,517,086	15.42%
Real estate - Construction	3,605,641	15,24%	3,085,498	15.51%	5,781,977	25.35%
Installment loans to individuals	15,150,254	64.04%	11,660,666	58.62%	13,489,513	59.13%
Financial Leasing	10,961	0,05%	13,292	0.07%	24,325	0.11%
Total (1)	23,659,133	100.00%	19,891,340	100.00%	22,812,900	100.00%
(1)	Refers exclusively to loans between 1 and 90 days.

f) Lease at present value

As at December 31, 2021, 2020 and 2019 there were no leasing agreements or commitments that are considered individually relevant.

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2021	2020	2019

Overdue	3,531	2,740	3,233
Due to:
Up to 1 year	1,067,567	952,172	978,748
From 1 to 5 years	1,642,506	1,394,525	1,442,244
Over 5 years	132,459	20,128	4,014
Total	2,846,063	2,369,565	2,428,239

Consolidated Financial Statements | December 31, 2021 | F-56

Table of Contents * Values expressed in thousands, except when indicated.

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2021, the amount recorded on “Loans and advances to clients” related to loan portfolio assigned is R$40,790 (2020 - R$ 55,284 and 2019 - R$ 76,028) and R$40,511 (2020 - R$55,105 and 2019 - R$75,500) of “Other financial liabilities - Financial Liabilities Associated with Assets Transfer” (Note 20).

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

At December 31, 2021, 2020 and 2019, the total amount of assets held for sale includes foreclosed assets and other tangible assets. The change in the "Assets held for sale" is as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	1,362,602	1,580,496	1,598,367
Loan repayments - repossession of assets	235,904	445,173	735,864
Capital Increase in Companies held for sale (1)	66,197	-	55,245
Sales	(599,283)	(663,067)	(808,980)
Final balance, gross	1,065,420	1,362,602	1,580,496
Impairment losses (2)	(249,075)	(269,693)	(255,161)
Impairment as a percentage of foreclosed assets	23.38%	19.79%	16.14%
Balance at end of year	816,345	1,092,909	1,325,335
(1)	On September 20, 2019, Santander Holding Imobiliária completed the acquisition of the company Summer Empreendimentos Ltda. (“Summer”), whose main asset is a branch located on Avenida Faria Lima in the city of São Paulo, for the amount of R$45,245. Upon completion of the transaction, a structured plan for the sale of this company to a third party in the short term was formalized. In December 2019, Santander Holding Imobiliária carried out a capital increase in Summer in the amount of R$10,000.

(2)	In 2021, includes the amount of R$182,448 (2020 – R$24,751 and 2019 – R$251,945) of reversal of provisions for devaluations on real estate and R$2,194 (2020 - R$122) of provisions for devaluations on vehicles , based on appraisal reports prepared by a specialized external consultancy, accounted for as a provision for impairment losses.

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

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country	2021	2020	2019
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Norchem Participações e Consultoria S.A. (1)	Other Activities	Brazil	0.00%	0.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	19.45%	20.00%	20.00%
Campo Grande Empreendimentos (5)	Other Activities	Brazil	25.32%	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%	50.00%
Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker	Brazil	50.00%	50.00%	50.00%
Jointly Controlled by Aymoré CFI
Solutions 4Fleet	Other Activities	Brazil	80.00%	0.00%	0.00%
Significant Influence of Banco Santander
Norchem Holding e Negócios S.A. (1)	Other Activities	Brazil	0.00%	0.00%	21.75%

(1) Companies with a one-month lag in the equity calculation. To account for the equity income, the position of 11/30/2021 was used on 12/31/2021.

(2) Although the interest is less than 20%, the Bank exercises joint control in the entity with the other majority shareholders, through a shareholders' agreement in which no business decision can be taken by a single shareholder.

(3) Although the interest exceeds 50%, in accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).

(4) In accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Interest arising from credit recovery of Banco Comercial e de Investimentos Sudameris S.A., merged in 2009 by Banco ABN AMRO Real S.A., which in the same year was merged into Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting the procedures for the dissolution of the company, which depends on the sale of a property. Once sold, the company will be liquidated and each partner will receive their share of the equity.

Consolidated Financial Statements | December 31, 2021 | F-57

Table of Contents * Values expressed in thousands, except when indicated.

Investments
	2021	2020	2019
Jointly Controlled by Banco Santander	628,040	590,219	595,230
Banco RCI Brasil S.A.	591,745	544,236	509,890
Norchem Participações e Consultoria S.A.	-	-	21,078
Estruturadora Brasileira de Projetos S.A. - EBP	1,257	1,273	3,889
Gestora de Inteligência de Crédito	13,522	28,680	47,744
Campo Grande Empreendimentos	255	255	255
Santander Auto S.A.	21,261	15,775	12,374

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)	593,002	504,766	454,280
Webmotors S.A.	359,092	316,597	296,216
Tecnologia Bancária S.A. - TECBAN	232,109	186,357	156,589
Hyundai Corretora de Seguros	1,260	1,044	934
PSA Corretora de Seguros e Serviços Ltda.	541	768	541
Jointly Controlled by Aymoré CFI	11,604	-	-
Solutions 4Fleet	11,604	-	-
Significant Influence of Banco Santander	-	-	21,252
Norchem Holding e Negócios S.A.	-	-	21,252
Total	1,232,646	1,094,985	1,070,762

Results of Investments

	2021	2020	2019
Jointly Controlled by Banco Santander	54,493	50,915	92,976
Banco RCI Brasil S.A.	62,813	72,057	105,250
Norchem Participações e Consultoria S.A.	-	333	975
Cibrasec - Companhia Brasileira de Securitização	-	-	75
Estruturadora Brasileira de Projetos S.A. - EBP	(16)	9	199
Gestora de Inteligência de Crédito	(14,419)	(19,064)	(11,354)
Santander Auto S.A.	6,115	(2,421)	(2,169)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)	91,833	61,380	55,936
Webmotors S.A.	45,817	38,823	42,848
Tecnologia Bancária S.A. - TECBAN	45,752	22,219	12,498
Hyundai Corretora de Seguros	216	110	(66)
PSA Corretora de Seguros e Serviços Ltda.	48	226	656

Jointly Controlled by Aymoré CFI	(2,142)	-	-
Solutions 4Fleet	(2,142)	-	-

Significant Influence of Banco Santander	-	(33)	576
Norchem Holding e Negócios S.A.	-	(33)	576
Total	144,184	112,261	149,488

Consolidated Financial Statements | December 31, 2021 | F-58

Table of Contents * Values expressed in thousands, except when indicated.

			2021
	Total Assets	Total Liabilities	Total Income
Jointly Controlled by Banco Santander	12,488,103	12,473,458	95,420
Banco RCI Brasil S.A.	11,147,493	11,080,238	157,462
Estruturadora Brasileira de Projetos S.A. - EBP	11,339	11,476	(136)
Gestora de Inteligência de Crédito	1,173,234	1,237,937	(74,136)
Santander Auto S.A.	156,037	143,807	12,230

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)	3,055,130	2,824,094	231,035
Webmotors S.A.	342,195	276,743	65,452
Tecnologia Bancária S.A. - TECBAN	2,707,571	2,542,515	165,056
Hyundai Corretora de Seguros Ltda.	3,353	2,921	431
PSA Corretora de Seguros e Serviços Ltda.	2,011	1,915	96

Controlled by Aymoré CFI	14,871	17,548	(2,677)
Solutions 4Fleet.	14,871	17,548	(2,677)
Total	15,558,104	15,315,100	323,778

			2020
	Total Assets	Total Liabilities	Total Income
Jointly Controlled by Banco Santander	12,900,571	11,255,396	51,847
Banco RCI Brasil S.A.	11,620,304	10,255,995	99,951
Norchem Participações e Consultoria S.A.	70,475	27,781	534
Estruturadora Brasileira de Projetos S.A. - EBP	11,562	39	148
Gestora de Inteligência de Crédito	1,126,424	933,115	(45,410)
Santander Auto S.A.	71,807	38,466	(3,376)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações SA)	2,952,308	1,692,770	68,469
Webmotors S.A.	512,687	78,856	21,529
Tecnologia Bancária S.A. - TECBAN	2,435,377	1,612,822	46,735
Hyundai Corretora de Seguros Ltda.	2,076	251	(43)
PSA Corretora de Seguros e Serviços Ltda.	2,168	841	247

Significant Influence of Banco Santander	126,877	29,391	(225)
Norchem Holding e Negócios S.A.	126,877	29,391	(225)
Total	15,979,756	12,977,558	120,091

			2019
	Total Assets	Total Liabilities	Total Income
Jointly Controlled by Banco Santander	14,121,618	12,502,780	206,482
Banco RCI Brasil S.A.	13,452,716	12,174,504	263,851
Norchem Participações e Consultoria S.A.	69,865	27,709	1,949
Estruturadora Brasileira de Projetos S.A. - EBP	35,314	311	1,790
Gestora de Inteligência de Crédito	527,362	288,643	(56,769)
Santander Auto S.A.	36,361	11,613	(4,339)

Jointly Controlled by Santander Corretora de Seguros (current corporate name of Santander Participações S.A.)	2,873,140	1,628,364	125,439
Webmotors S.A.	484,454	60,734	61,212
Tecnologia Bancária S.A. - TECBAN	2,382,907	1,564,801	63,046
Hyundai Corretora de Seguros Ltda.	1,909	41	(132)
PSA Corretora de Seguros e Serviços Ltda.	3,870	2,788	1,313

Significant Influence of Banco Santander	126,937	29,226	2,650
Norchem Holding e Negócios S.A.	126,937	29,226	2,650
Total	17,121,695	14,160,370	334,571

Consolidated Financial Statements | December 31, 2021 | F-59

Table of Contents * Values expressed in thousands, except when indicated.

The Bank has no guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b) Changes

The changes in the balance of this item in the years ended December 31, 2021, 2020 and 2019 were:

	2021	2020	2019
Jointly Controlled by Banco Santander
Balance at beginning of year	1,094,985	1,049,510	1,032,382
Additions / disposals (net) due to change in the scope of consolidation	(739)	(41,851)	(51,073)
Additions /disposals	13,746	13,571	746
Share of results of entities accounted for using the equity method	144,184	112,293	148,912
Dividends proposed/received	(66,878)	(59,784)	(69,904)
Others	47,348	21,246	(11,553)
Balance at end of year	1,232,646	1,094,985	1,049,510

Significant Influence of Banco Santander
Balance at beginning of year	-	21,252	20,933
Share of results of entities accounted for using the equity method	-	(33)	576
Dividends proposed/received	-	(239)	(257)
Alienation	-	(20,980)	-
Balance at end of year	-	-	21,252

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2021, 2020 and 2019.

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

Consolidated Financial Statements | December 31, 2021 | F-60

Table of Contents * Values expressed in thousands, except when indicated.

		2021		2020		2019
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	10,187,883	342,195	11,270,565	276,170	12,052,008	241,919
Current liabilities	8,754,744	71,742	9,825,654	220,707	10,781,921	61,290
Cash and cash equivalents	341,015	2,746	201,142	1,411	489,400	1,667
Depreciation and amortization	(1,628)	(19,152)	(1,577)	(14,949)	(1,666)	(9,234)
Revenue	637,856	331,586	732,253	277,270	661,215	165,049
Interest income	1,308,649	3,938	1,354,283	2,283	1,401,154	5,079
Interest expense	(592,776)	-	(483,506)	-	(547,546)	-
Tax Income / (expense)	(105,266)	(32,819)	(169,957)	(26,314)	(83,455)	(26,863)
Current financial liabilities (excluding trade and other payables and provisions)	3,293,251	58,910	3,279,806	58,910	4,178,761	53,807
Non-current financial liabilities (excluding trade and other payables and provisions)	5,218,945	796	5,947,683	796	470,081	1,006

12.	Property, plant and equipment

Tangible assets of the Bank relate to property for its own use.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2018	2,779,038	4,628,325	9,231,131	-	1,683	16,640,177
Initial adoption IFRS 16	-	-	-	2,465,750	-	2,465,750
Additions	85,333	826,685	1,012,395	-	370	1,924,783
Additions resulting mergers	-	-	-	689,982	-	689,982
Cancellation of lease agreements	-	-	-	(72,951)	-	(72,951)
Write-off	(17,041)	(122,926)	(122,279)	-	-	(262,246)
Transfers	(7,160)	13,236	51,445	-	-	57,521
Balance on December 31, 2019	2,840,170	5,345,320	10,172,692	3,082,781	2,053	21,443,016

Initial adoption IFRS 16	-	-	-	-	-	-
Additions	8,831	559,388	667,704	-	-	1,235,923
Additions resulting mergers	-	-	-	738,603	-	738,603
Cancellation of lease agreements	-	-	-	(246,308)	-	(246,308)
Write-off	(23,771)	(2,241,220)	(416,600)	-		(2,681,591)
Transfers	(8,485)	120,158	39,861	-	(806)	150,728
Balance on December 31, 2020	2,816,745	3,783,646	10,463,657	3,575,076	1,247	20,640,371

Initial adoption IFRS 16	-	-	-	-	-	-
Additions	32,959	435,858	693,957	-	-	1,162,774
Additions by Company Acquisition	-	-	-	103,449	-	103,449
Cancellation of lease agreements	-	-	-	(254,101)	-	(254,101)
Write-off	(50,181)	(1,584,956)	(402,817)	-	-	(2,037,954)
Transfers	-	651,607	(468,561)	-	-	183,046
Balance on December 31, 2021	2,799,523	3,286,155	10,286,236	3,424,424	1,247	19,797,585

Consolidated Financial Statements | December 31, 2021 | F-61

Table of Contents * Values expressed in thousands, except when indicated.

Accumulated depreciation	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2018	(760,844)	(3,714,712)	(5,511,258)	-	-	(9,986,814)
Additions	(93,455)	(482,256)	(730,993)	(564,132)	-	(1,870,836)
Write-off	10,517	148,486	65,016	8,316	-	232,335
Transfers	15,091	10,272	(9,183)	-	-	16,180
Balance on December 31, 2019	(828,691)	(4,038,210)	(6,186,418)	(555,816)	-	(11,609,135)

Additions	(86,954)	(537,908)	(846,881)	(568,062)	-	(2,039,805)
Write-off	11,020	2,263,857	359,618	-	-	2,634,495
Transfers	1,765	66,717	(88,612)	-	-	(20,130)
Balance on December 31, 2020	(902,860)	(2,245,544)	(6,762,293)	(1,123,878)	-	(11,034,575)

Additions	(108,946)	(291,174)	(896,705)	(553,955)	-	(1,850,780)
Write-off	38,337	940,737	448,471	572,833	-	2,000,378
Transfers	-	10	(102,187)	-	-	(102,177)
Additions by Company Acquisition	-	-	-	-	-	-
Change in scope of consolidation	-	-	-	-	-	-
Balance on December 31, 2021	(973,469)	(1,595,971)	(7,312,714)	(1,105,000)	-	(10,987,154)

Losses from non-recovery (impairment)
Balance on December 31, 2018	(13,859)	-	(50,529)	-	-	(64,388)
Impacts on results	(587)	-	13,050	-	-	12,463
Balance on December 31, 2019	(14,446)	-	(37,479)	-	-	(51,925)

Impacts on results	(11,162)	-	7,789	-	(13,387)	(16,760)
Balance on December 31, 2020	(25,608)	-	(29,690)	-	(13,387)	(68,685)

Impacts on results	3,310	-	38,729	-	-	42,039
Balance on December 31, 2021	(22,298)	-	9,039	-	(13,387)	(26,646)

Carrying amount
Balance on December 31, 2019	1,997,033	1,307,110	3,948,795	2,526,965	2,053	9,781,957
Balance on December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111
Balance on December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2021 the Bank owns R$58,413 on commitments for the acquisition of tangible assets (2020 - R$0 and 2019 R$0 million).

13.	Intangible assets - Goodwill

Goodwill is the excess between the acquisition cost and the Bank's interest in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (negative goodwill), it is immediately recognized in the income statement. In accordance with IAS 36, goodwill is tested annually for impairment purposes or whenever there is evidence of impairment of the cash-generating unit to which it was allocated. Goodwill is recorded at cost less accumulated impairment losses. Recognized impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to impairment test (note 2.n.i) and has been allocated according to the operating segments (note 44).

Based on the assumptions described below, no impairment loss was recognized for goodwill at December 31, 2021, 2020 and 2019.

Consolidated Financial Statements | December 31, 2021 | F-62

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,215,749	27,217,565
Toro Corretora de Títulos e Valores Mobiliários Ltda.	305,937	-	-
Liderança Serviços Especializados em Cobranças Ltda.	237,663	-	-
Olé Consignado (current denomination of Banco Bonsucesso Consignado)	62,800	62,800	62,800
Solutions 4Fleet Consultoria Empresarial S.A.	32,613	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (current denomination of Ipanema Empreendimentos e Participações S.A.)	24,346	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381	16,382
Paytec Tecnologia em Pagamentos Ltda.	11,336	-	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	-	-
Banco PSA Finance Brasil S.A.	1,557	1,557	1,557
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	-	1,039,304	1,039,304
Super Pagamentos e Administração de Meios Eletrônicos Ltda. (Super)	-	-	13,050
Total	27,915,469	28,360,137	28,375,004

	Commercial Banking
	2021	2020	2019
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual (1)	4.8%	4.3%	4.8%
Discount rate (2)	12.3%	12.4%	12.5%
(1)	The projections of cash flow are prepared using Management´s growth plans and internal budget, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(2)	The discount rate is calculated based on the capital asset pricing model (CAPM). The discount rate before tax is 18.77% (2020 – 19.56% and 2019 – 17.88%).

Thousand of reais	2021	2020	2019

Balance at beginning of the year	28,360,137	28,375,004	28,378,288
Additions (loss):
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	(1,039,304)	-	-
Toro Corretora de Títulos e Valores Mobiliários Ltda.	305,937	-	-
Liderança Serviços Especializados em Cobranças Ltda.	237,663	-	-
Solution 4Fleet Consultoria Empresarial S.A.	32,613	-	-
Paytec Tecnologia em Pagamentos Ltda.	11,336	-	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	-	-
Others	1,816	(14,867)	(3,284)
Balance at end of the year	27,915,469	28,360,137	28,375,004

Goodwill tests are performed annually or when there are indications of impairment. A quantitative goodwill impairment test is carried out annually in the second half of 2021 and at the end of each year an analysis is carried out on the existence of signs of impairment. For the year 2021, 2020 and 2019, there were no indications of impairment.

In the goodwill impairment test, discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows. With a variation of +0.25% or -0.25% in these rates, the value of future cash flows discounted to present value continues to indicate the absence of impairment.

Consolidated Financial Statements | December 31, 2021 | F-63

Table of Contents * Values expressed in thousands, except when indicated.

14.	Intangible assets - Other intangible assets

The details, by asset category, of the other intangible assets in the consolidated balance sheets are as follows:

Cost	IT Developments	Other Assets	Total
Balance on December 31, 2018	6,910,273	411,071	7,321,344
Additions	1,290,686	15,757	1,306,443
Write-off	(2,544,403)	(130,622)	(2,675,025)
Transfers	(26,758)	(2,481)	(29,239)
Balance on December 31, 2019	5,629,798	293,725	5,923,523

Additions	990,184	73,238	1,063,422
Write-off	(240,626)	(7,803)	(248,429)
Transfers	(25,515)	3,036	(22,479)
Balance on December 31, 2020	6,353,841	362,196	6,716,037

Additions	1,429,459	71,103	1,500,562
Write-off	(633,534)	(3,270)	(636,804)
Transfers	(124,157)	-	(124,157)
Balance on December 31, 2021	7,025,609	430,029	7,455,638

Accumulated amortization
Balance on December 31, 2018	(5,032,693)	(311,950)	(5,344,643)
Additions	(501,682)	(19,339)	(521,021)
Write-off	2,326,982	79,945	2,406,927
Transfers	(241,395)	(288)	(241,683)
Balance on December 31, 2019	(3,448,788)	(251,632)	(3,700,420)

Additions	(534,000)	(5,322)	(539,322)
Balance on December 31, 2020	(3,982,788)	(256,954)	(4,239,742)

Additions	(569,370)	(13,771)	(583,141)
Write-off	343,216	(4,558)	338,658
Balance on December 31, 2021	(4,208,942)	(275,283)	(4,484,225)

Losses from non-recovery (Impairment) - IT	IT developments	Other assets	Total
Balance on December 31, 2018	(320,710)	(15,291)	(336,001)
Impact on net profit (1)	110,466	-	110,466
Write-off	207,925	15,291	223,216
Balance on December 31, 2019	(2,319)	-	(2,319)

Impact on net profit (1)	(66,269)	-	(66,269)
Transfers	(1,346)	-	(1,346)
Balance on December 31, 2020	(69,934)	-	(69,934)

Impact on net profit (1)	(23,066)	(7,094)	(30,160)
Write-off	-	-	-
Balance on December 31, 2021	(93,000)	(7,094)	(100,094)

Carrying amount
Balance on December 31, 2019	2,178,691	42,093	2,220,784
Balance on December 31, 2020	2,301,119	105,242	2,406,361
Balance on December 31, 2021	2,723,667	147,652	2,871,319
(1)	Refers to the impairment of assets in the acquisition and development of software. The loss in the acquisition and development of software was recorded due to obsolescence and discontinuity of the referred systems.

Amortization expenses were included under "Depreciation and amortization" in the income statement.

Consolidated Financial Statements | December 31, 2021 | F-64

Table of Contents * Values expressed in thousands, except when indicated.

15.	Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2021	2020	2019

Customer relationships	922,860	1,873,048	1,926,536
Prepayments and accrued income	797,365	1,007,792	1,059,223
Contractual guarantees of former controlling stockholders (Note 22.c.5)	496	496	103,272
Actuarial asset (Note 21)	287,808	361,149	346,422
Other receivables (1)	4,040,499	3,979,926	1,625,884
Total	6,049,028	7,222,411	5,061,337
(1)	Corresponds mainly to receivables from third parties.

16.	Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial liabilities at amortized cost	121,005,909	131,656,962	99,271,415
Total	121,005,909	131,656,962	99,271,415

Type:
Deposits on demand (1)	126,203	296,340	685,026
Time deposits (2)	75,754,363	76,489,490	56,602,470
Repurchase agreements	45,125,343	54,871,132	41,983,919
Of which:
Backed operations with Private Securities (3)	13,478,131	13,843,463	9,506,255
Backed operations with Government Securities	31,647,212	41,027,669	32,477,663
Total	121,005,909	131,656,962	99,271,415
(1)	Non-interest bearing accounts.
(2)	Includes operations with credit institutions resulting from export and import financing lines, transfers from the country (BNDES and Finame) and abroad, and other credit lines abroad.
(3)	Refers primarily to repurchase agreements backed by own-issued debentures.

Thousand of reais	2021	2020	2019

Currency:
Reais	62,322,887	77,743,482	58,282,793
Euro	9,309	13,156	39,522
US dollar	58,673,713	53,900,324	40,949,100
Total	121,005,909	131,656,962	99,271,415

17.	Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial liabilities at amortized cost	468,961,069	445,813,972	336,514,597
Total	468,961,069	445,813,972	336,514,597

Type:
Demand deposits
Current accounts (1)	41,742,247	35,550,105	28,231,479
Savings accounts	65,248,913	62,210,443	49,039,857
Time deposits	280,955,456	269,929,085	200,739,544
Repurchase agreements	81,014,453	78,124,340	58,503,717
Of which:
Backed operations with Private Securities (2)	20,103,099	14,944,250	9,506,255
Backed operations with Government Securities	60,911,354	63,180,090	48,997,462
Total	468,961,069	445,813,972	336,514,597
(1)	Non-interest bearing accounts.
(2)	Refers primarily to repurchase agreements backed by own-issued debentures.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

Consolidated Financial Statements | December 31, 2021 | F-65

Table of Contents * Values expressed in thousands, except when indicated.

18.	Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2021	2020	2019

Classification:
Financial liabilities at amortized cost	79,036,792	56,875,514	73,702,474
Total	79,036,792	56,875,514	73,702,474

Type:
Real estate credit notes - LCI (1)	21,459,182	18,846,138	21,266,079
Eurobonds	12,952,068	9,399,277	8,715,382
Treasury Bills (2)	25,074,264	12,749,911	27,587,340
Agribusiness credit notes - LCA	16,989,434	14,746,831	14,776,877
Guaranteed Real Estate Credit Notes (3)	2,561,845	1,133,356	1,356,796
Total	79,036,792	56,875,514	73,702,474
(1)	Real estate credit bills are fixed-income securities backed by real estate credits and guaranteed by mortgage or fiduciary sale of real estate. On December 31, 2021, they mature between 2022 and 2028 (2020 - with maturity between 2021 to 2027 2019 - with maturity between 2020 to 2026).
(2)	The main characteristics of the financial bills are a minimum term of two years, a minimum face value of R$50 and early redemption permit of only 5% of the issued amount. As of December 31, 2021, they mature between 2022 and 2031 (2020 – with maturity between 2021 to 2025 and 2019 – with maturity between 2020 to 2025).
(3)	Guaranteed Real Estate Bills are fixed-income securities backed by real estate credits guaranteed by the issuer and by a pool of real estate credits separated from the other assets of the issuer. As of December 31, 2021, they have a maturity period between 2022 and 2035 (12/31/20120- with a maturity period between 2021 and 2023).

Indexers

Indexers:	Domestic	Abroad

Treasury Bills	100% to 112% of CDI	-
	100% of IGPM	-
	100% of IPCA	-
	Pre fixed: 3.41% to 16.97%	-
	104.75% of SELIC	-
Real estate credit notes - LCI	86% to 105.8% of CDI	-
	Pre fixed: 3.03% of 13.29%	-
	100% of IPCA	-
	1.5% to 1.7% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	70% to 104% of CDI	-
3.33% to 12.33% da SELIC
Guaranteed Real Estate Credit Notes - LIG	94% to 98% of CDI	-
95% TO 108.5 do IPCA
Eurobonds	-	0.0% to 9%
	-	CDI+6.4%

Consolidated Financial Statements | December 31, 2021 | F-66

Table of Contents * Values expressed in thousands, except when indicated.

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais
Currency:	2021	2020	2019

Real	66,084,725	47,490,706	64,987,092
US dollar	12,952,068	9,384,808	8,715,382
Total	79,036,792	56,875,514	73,702,474

	Average interest (%)
Currency:	2021	2020	2019

Real	1.5%	2.5%	5.0%
US dollar	5.7%	5.2%	4.1%
Total	3.5%	3.9%	4.5%

The variations in the balance “Obligations for bonds and securities” were as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of the year	56,875,514	73,702,474	74,626,232
Issuances	101,784,961	60,047,656	53,017,039
Payments	(97,220,580)	(82,900,914)	(61,914,716)
Interest (Note 32)	4,536,849	2,785,942	5,138,306
Exchange differences and Others(1)	13,060,048	3,240,356	2,835,613
Balance at end of the year	79,036,792	56,875,514	73,702,474
(1)	Exchange variation linked to “Obligations for bonds and securities” are related to Eurobonds.

On December 31, 2021, 2020 and 2019, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

The note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost in each year.

The breakdown of "Bonds and other securities" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.y)	2021	2020	2019

Eurobonds	2017	2020	BRL	4.4%	-	-	929,042
Eurobonds	2018	2020	USD	Until 3.5%	-	-	37,476
Eurobonds	2018	2020	USD	Over 3.5%	-	-	35,438
Eurobonds	2019	2020	USD	0% to 4.4%	-	-	3,556,724
Eurobonds	2017	2025	USD	4.4%	117,150	14,469	63,181
Eurobonds	2018	2025	USD	0% to 4.4%	771,300		-
Eurobonds	2017	2024	USD	2.4% to 10%	-	853,929	664,996
Eurobonds	2018	2024	USD	6.6% to 6.7%	-	1,625,192	1,260,099
Eurobonds	2018	2025	USD	Until 9%	-	1,720,187	1,427,601
Eurobonds	2019	2025	USD	0% to 4.4%	225,533	-	-
Eurobonds	2019	2026	USD	4.4%	75,716	-	-
Eurobonds	2019	2027	USD	0% to 4.4%	632,831	-	-
Eurobonds	2020	2022	USD	4.4%	306,253	-	-
Eurobonds	2020	2023	USD	0% to 4.4%	455,666	-	-
Eurobonds	2019	2027	USD	CDI+6.4%	-	1,279,506	727,118
Eurobonds	2020	2021	USD	0% to 4%	-	3,252,482	-
Eurobonds	2020	2021	USD	CDI+1.9%	-	170,257	-
Eurobonds	2020	2022	USD	0% to 4%	-	16,923	-
Eurobonds	2020	2022	USD	CDI+1.9%	-	121,926	-
Eurobonds	2020	2025	USD	0% to 8%	46,655	22,888	-
Eurobonds	2020	2023	USD	CDI+1.9%	-	223,435	-
Eurobonds	2020	2024	USD	CDI+1.9%	-	98,082	-
Eurobonds	2021	2022	USD	0% a 4.4%	2,005,534	-	-
Eurobonds	2021	2022	USD	Until 9%	41,749	-	-
Eurobonds	2021	2022	USD	CDI+1.9%	205,624	-	-
Eurobonds	2021	2022	USD	CDI + 2.65%	181,116	-	-
Eurobonds	2021	2023	USD	0% to 4.4%	408,824	-	-
Eurobonds	2021	2023	USD	CDI+1.9%	157,370	-	-
Eurobonds	2021	2023	USD	CDI + 2.65%	5,316	-	-
Eurobonds	2021	2024	USD	0% to 4.4%	246,192	-	-
Eurobonds	2021	2025	USD	0% to 4.4%	593,036	-	-
Eurobonds	2021	2026	USD	0% to 4.4%	3,890,578	-	-
Eurobonds	2021	2026	USD	CDI + 2.65%	210,639	-	-
Eurobonds	2021	2027	USD	0% to 4.4%	101,029	-	-
Eurobonds	2021	2028	USD	Until 9%	30,126	-	-
Eurobonds	2021	2028	USD	CDI+6.4%	26,018	-	-
Eurobonds	2021	2031	USD	0% a 4.4%	2,217,811	-	-
Other					-	-	13,707
Total					12,952,068	9,399,276	8,715,382

19.	Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan, are as follows:

Consolidated Financial Statements | December 31, 2021 | F-67

Table of Contents * Values expressed in thousands, except when indicated.

					2021	2020	2019
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)
Tier I (1)	nov-18	No-Maturity (Perpetual)	US$1,250	7.250%	7,050,080	6,554,451	5,092,153
Tier II (1)	nov-18	nov/28	US$1,250	6.125%	7,038,527	6,565,209	5,083,808
Financial Bills - Tier II (2)	nov-21	nov-31	R$ 5,300	CDI+2%	5,351,046	-	-
Financial Bills - Tier II (2)	dez-21	dez-31	R$ 200	CDI+2%	201,755	-	-
Total					19,641,408	13,119,660	10,175,961
(1)	The issues were carried out through the Cayman Branch and there is no Income Tax at source, and interest is paid semiannually, as of May 8, 2019.
(2)	Letras Financeiras issued in November 2021 have a redemption and repurchase option.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the Bank's sole discretion or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

	2021	2020	2019
Balance at beginning of the year	13,119,660	10,175,961	9,779,944
Issuance - Tier II	5,500,000	-	-
Interest payment Tier I (1)	505,300	506,771	272,947
Interest payment Tier II (1)	449,899	402,622	230,594
Exchange differences / Others	977,855	2,948,951	221,368
Payments of interest - Tier I	(493,071)	(495,789)	(178,278)
Payments of interest - Tier II	(418,235)	(418,856)	(150,614)
Balance at end of the year	19,641,408	13,119,660	10,175,961

(1)	The remuneration of interest relating to the Debt Instruments Eligible to Compose Capital Tier I and II was recorded against income for the period as "Interest expense and similar charges" (Note 32).

20.	Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2021	2020	2019

Credit card obligations	45,976,315	48,912,963	38,531,519
Unsettled financial transactions (1)	10,861,143	7,210,396	7,239,785
Dividends and Interest on Capital payable	1,029,952	1,223,310	7,826,247
Tax collection accounts - Tax payables	969,939	864,292	883,768
Liability associated with the transfer of assets (Note 9.g)	40,511	55,105	75,500
Other financial liabilities (2)	10,030,440	8,595,084	6,328,551
Total	68,908,300	66,861,150	60,885,370
(1)	Includes operations to settle with B3 S.A. (Current Company Name of BM&FBovespa) and payment orders in foreign currency.
(2)	Refers substantially to cancelable financial liabilities, designated at fair value through profit or loss.

21.	Provisions for pensions and similar obligations

On December 31, 2021 the balance of provisions for pension funds and similar obligations totaled R$2,728,126 (2020 - R$3,929,265 and 2018 - R$4,960,620).

Consolidated Financial Statements | December 31, 2021 | F-68

Table of Contents * Values expressed in thousands, except when indicated.

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

●	Sanprev – Santander Associação de Previdência (Sanprev)

Closed-End Private Pension Entity that used to manage three benefit plans, 2 in the Defined Benefit modality and 1 in the modality of Variable Contribution, whose process of management transfer of these plans to Banesprev occurred in January 2017. According to Portaria 389 of PREVIC, of May 8, 2018, it was approved the closure of the authorization of operation of Sanprev.

●	Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. The plans are closed to new entrants since 1999 for Banco Bandepe’s employees and for others since 2011.

●	Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): it´s a closed-end private pension entity with the purpose of constitution and implementation of social security pension plans, complementary to the social security contribution, in the form of actual legislation.

Consolidated Financial Statements | December 31, 2021 | F-69

Table of Contents * Values expressed in thousands, except when indicated.

The Retirement Plan of SantanderPrevi is structured as Defined Contribution and closed to new members since July 2018 as approved by PREVIC, with contributions shared between sponsors and plan participants. The appropriate values by the sponsors in the year of 2021 was R$69,142 (2020 – R$69,142 e 2019 – R$110,325).

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: As from January 2, 2018, Santander started to offer this new optional supplementary pension plan for new employees hired and for employees who are not enrolled in any other pension plan managed by the Closed Entities Complementary Pension Plan of the Group. This new program includes the PGBL- Free Benefit Generation Plan and VGBL-Free Benefit Generator Life managed by Icatu Seguros, the Open Entity of Complementary Pension Plan, which are open for new accessions, with similar characteristics to SantanderPrevi's plan. the instituting / stipulating companies and the participants in the plans. The appropriated values by the sponsors in the year of 2021 were R$17,880 (2020 – R$14,054).

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

Consolidated Financial Statements | December 31, 2021 | F-70

Table of Contents * Values expressed in thousands, except when indicated.

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

Additionally, it is assured to retired employees, since they meet to certain legal requirements and fully pay their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. Banco Santander provisions related to these retired employees are calculated using actuarial based in the present value of the current cost.

III. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which uses each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

• Nominal discount rate for actuarial obligation and calculation of interest on assets

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 8.39% (2020 – 6.8% e 2019 – 7.1%).

- Cabesp, Law 9,656 and others obligations – 8.44% (2020 – 7.1% e 2019 – 7.2%).

• Estimated long-term inflation rate

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 3.0% (2020 – 3.3% e 2019 – 3.5%).

• Estimate salary increase rate

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans – 3.52% (2020 – 3.8% e 2019 – 4.0%).

The funding status of the defined benefit obligations in 2021 and in the last 2 years are as follows:

	2021	2020	2019

Present value of the obligations - Post-employment plans:
To current employees	320,202	478,837	687,786
Vested obligations to retired employees	26,183,758	28,202,580	27,369,696
	26,503,960	28,681,417	28,057,482

Less:
Fair value of plan assets	28,321,826	28,634,891	25,822,890
Unrecognized assets (1)	(3,645,083)	(2,762,220)	(1,346,547)
Provisions – Post-employment plans, net	1,827,217	2,808,746	3,581,139

Present value of the obligations - Other similar obligations:
To current employees	97,004	135,902	204,439
Vested obligations to retired employees	5,026,865	5,782,124	6,047,368
	5,123,869	5,918,026	6,251,807

Less:
Fair value of plan assets	5,096,262	5,398,667	5,222,517
Unrecognized assets (1)	(585,495)	(240,010)	-
Provisions – Other similar obligations, net	613,101	759,370	1,029,290

Total provisions for pension plans, net	2,440,318	3,568,115	4,610,429
Of which:
Actuarial provisions	2,728,126	3,929,265	4,960,620
Actuarial assets (note 15)	287,808	361,149	350,191
(1)	Refers to fully funded surplus plans Banesprev I and III, Sanprev I,II and III and Bandeprev.

Consolidated Financial Statements | December 31, 2021 | F-71

Table of Contents * Values expressed in thousands, except when indicated.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Post-Employment Plans
	2021	2020	2019

Staff costs - Current service costs (note 39)	1,799	4,186	2,774
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	(81,681)	108,268	149,232
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	252,608	97,291	100,346
Other movements - Extraordinary charges	2,117	16,786	(1,101)
Total	174,843	226,532	251,251

Other Similar Obligations
	2021	2020	2019

Staff costs - Current service costs (note 39)	6,820	5,860	8,142
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	14,985	71,374	61,845
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	31,500	-	3,173
Other movements - Extraordinary charges(2)	(135)	(142)	22,624
Total	53,170	77,092	95,784

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
	2021	2020	2019

Present value of the obligations at beginning of year	28,681,417	28,057,482	24,013,207
Current service cost (Note 39)	1,799	4,186	2,774
Interest cost	1,971,031	1,940,515	2,087,484
Benefits paid	(2,159,866)	(2,060,960)	(1,960,103)
Actuarial (gains)/losses	(1,992,512)	722,261	3,908,350
Others	2,091	17,933	5,770
Present value of the obligations at end of year	26,503,960	28,681,417	28,057,482

Consolidated Financial Statements | December 31, 2021 | F-72

Table of Contents * Values expressed in thousands, except when indicated.

	Other Similar Obligations
	2021	2020	2019

Present value of the obligations at beginning of year	5,918,026	6,251,807	4,789,072
Current service cost (Note 39)	6,820	5,860	8,142
Interest cost	417,536	448,836	443,837
Benefits paid	(373,341)	(337,742)	(378,782)
Actuarial (gains)/losses	(845,173)	(450,735)	1,366,837
Other	-	-	22,701
Present value of the obligations at end of year	5,123,869	5,918,026	6,251,807

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
	2021	2020	2019

Fair value of plan assets at beginning of year	28,634,891	25,822,890	22,708,990
Interest (Expense) Income	2,052,712	1,832,247	1,938,252
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(791,317)	2,994,598	3,087,544
Contributions/(surrenders)	589,006	49,716	51,807
Of which:
By the Bank	585,437	44,970	44,752
By plan participants	3,569	4,746	7,055
Benefits paid	(2,159,866)	(2,060,960)	(1,960,103)
Exchange differences and other items	(3,600)	(3,600)	(3,600)
Fair value of plan assets at end of year	28,321,826	28,634,891	25,822,890

	Other Similar Obligations
	2021	2020	2019

Fair value of plan assets at beginning of year	5,398,667	5,222,517	4,157,251
Interest (Expense) Income	402,551	377,462	381,992
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(521,100)	(34,409)	915,626
Contributions/(surrenders)	151,926	132,416	107,037
Of which:
By the Bank	151,926	132,416	107,037
Benefits paid	(335,781)	(299,319)	(339,389)
Fair value of plan assets at end of year	5,096,263	5,398,667	5,222,517

Breakdown of gains (losses) actuarial by experience, financial assumptions and demographic hypotheses:

Consolidated Financial Statements | December 31, 2021 | F-73

Table of Contents * Values expressed in thousands, except when indicated.

			Post-Employment Plans
	2021	2020	2019
Experience Plan	(2,640,120)	(807,895)	(446,444)
Changes in Financial Assumptions	4,632,632	85,634	(2,615,119)
Changes in Financial Demographic	-	-	1,228
Gain (Loss) Actuarial - Obligation	1,992,512	(722,261)	(3,060,335)
Return on Investment, Return Unlike Implied Discount Rate	(791,317)	2,994,598	2,624,960
Gain (Loss) Actuarial - Asset	(791,317)	2,994,598	2,624,960
Changes in Surplus / Deficit Uncollectible	(630,255)	(1,318,382)	(164,428)

			Other Similar Obligations
	2021	2020	2019
Experience Plan	(290,878)	289,237	(209,175)
Changes in Financial Assumptions	1,136,497	182,120	(1,157,662)
Changes in Financial Demographic	(446)	(20,621)	-
Gain (Loss) Actuarial - Obligation	845,173	450,735	(1,366,837)
Return on Investment, Return Unlike Implied Discount Rate	(521,100)	(34,409)	915,626
Gain (Loss) Actuarial - Asset	(521,100)	(34,409)	915,626
Changes in Surplus Uncollectible	(313,984)	(240,010)	71,698

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
	2021	2020	2019

Experience in Net Assets Adjustments	(791,317)	2,994,598	2,624,960

	Other Similar Obligations
	2021	2020	2019

Experience in Net Assets Adjustments	(521,100)	(34,409)	915,626

The amounts of actuarial obligation of defined benefit plans not covered and defined benefit plans partially or totally covered are shown below:

2021	2020	2019

613,101	759,370	815,929
31,014,727	33,840,073	33,493,360

The main categories of plan assets as a percentage of total plan assets are as follows:

	2021	2020	2019

Debt instruments	96.68%	97.41%	92.92%
Properties	0.17%	0.17%	0.26%
Other	3.15%	2.45%	6.82%

Consolidated Financial Statements | December 31, 2021 | F-74

Table of Contents * Values expressed in thousands, except when indicated.

The expected return on plan assets was determined based on the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$1,198,815 (2020 - R$4,826,845 e 2019 - R$6,301,111).

The following table shows the estimated benefits payable for the next ten years from December 31, 2021:

2022	2,511,841
2023	2,561,598
2024	2,608,572
2025	2,651,957
2026	2,691,303
2027 to 2031	13,884,478
Total	26,909,749

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. The change of one percentage point in the medical care cost rates would have the effects as follows:

						Sensitivity
		2021		2020		2019
	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations
Discount Rate
(+)0,5%	(25,444)	(305,114)	(28,711)	(402,547)	(31,672)	(440,072)
(-)0,5%	28,133	337,349	32,099	450,049	35,572	494,257
Boards of Mortality
Applied (+) 2 years	(44,619)	(535,039)	(47,637)	(667,904)	(51,720)	(718,632)
Applied (-) 2 years	47,934	574,793	54,226	760,289	56,687	787,636
Cost of Medical Care
(+)0,5%	31,280	375,089	34,718	486,769	38,388	533,380
(-)0,5%	(28,762)	(344,891)	(31,637)	(443,569)	(35,060)	(487,146)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	12.57
Banesprev Plans II	12.92
Banesprev Plans III	11.54
Banesprev Plans IV	14.82
Banesprev Plans V	9.51
Banesprev Pre-75	10.45
Sanprev I	6.79
Sanprev II	12.76
Sanprev III	11.06
Bandeprev Basic	10.53
Bandeprev Special I	7.23
Bandeprev Special II	6.46
SantanderPrevi	8.11
CACIBAN / DAB / DCA	7.27/ 5.93/ 6.47

Consolidated Financial Statements | December 31, 2021 | F-75

Table of Contents * Values expressed in thousands, except when indicated.

Plans	Other Similar Obligations

Cabesp	16.03
Bandepe	18.03
Free Clinic	12.28
Lifetime officers	9.36
Health officers	30.28
Circulars (1)	11.62 E 12.97
Life Insurance	8.04

(1) The duration 12.15 refers to the plan of Former Employees of Banco ABN Amro and 11.93 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		2021		2020		2019
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	8.4%	8.4%	6.8%	7.1%	7.1%	7.2%
Rate Calculation of Interest Under Assets to the Next Year	8.4%	8.4%	6.8%	7.1%	7.1%	7.2%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.3%	3.3%	3.5%	3.5%
Estimated Salary Increase Rate	3.5%	N/A	3.8%	N/A	4.0%	4.0%
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

22.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2021	2020	2019

Pension fund provisions and similar requirements	2,728,126	3,929,265	4,960,620
Provisions for lawsuits and administrative proceedings, commitments and other provisions	8,876,356	9,885,713	11,371,205
Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 15)	496	496	103,272
Judicial and administrative proceedings	7,668,914	8,648,892	9,226,735
Of which:
Civil	3,231,004	3,429,155	3,201,061
Labor	2,071,811	2,886,990	3,504,296
Tax and Social Security	2,366,099	2,332,747	2,521,378
Provisions for contingent commitments (Note 22.b.1)	908,027	724,779	683,918
Others provisions	298,919	511,546	1,357,280
Total	11,604,482	13,814,978	16,331,825

Consolidated Financial Statements | December 31, 2021 | F-76

Table of Contents * Values expressed in thousands, except when indicated.

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2021

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,929,265	9,885,713	13,814,978
Additions charged to income:
Interest expense and similar charges	217,413	-	217,413
Personnel Expenses (Note 39)	8,619	-	8,619
Constitutions / Reversals and Adjustment of provisions	(1,618)	1,997,788	1,996,170
Other Comprehensive Income	(833,511)	-	(833,511)
Additions to provisions for contingent commitments	-	183,248	183,248
Payments to external funds	(619,086)	-	(619,086)
Amount paid	-	(3,222,395)	(3,222,395)
Transfer to other assets - actuarial assets (Note 15)	27,045	-	27,045
Transfers, exchange differences and other changes	-	32,002	32,002
Balance at end of year	2,728,126	8,876,356	11,604,482

Thousand of reais	2020

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	4,960,620	11,365,589	16,326,209
Additions charged to income:
Interest expense and similar charges	276,933	-	276,933
Personnel Expenses (Note 39)	10,046	-	10,046
Constitutions / Reversals and Adjustment of provisions	13,044	1,565,402	1,578,446
Other Comprehensive Income	(1,133,245)	-	(1,133,245)
Additions to provisions for contingent commitments	-	40,861	40,861
Payments to external funds	(215,829)	-	(215,829)
Amount paid	-	(3,136,423)	(3,136,423)
Transfer to other assets - actuarial assets (Note 15)	17,695	-	17,695
Transfers, exchange differences and other changes	-	50,284	50,284
Balance at end of year	3,929,265	9,885,713	13,814,978

Thousand of reais	2019

	Pensions (1)	Other Provisions		Total
Balance at beginning of year	3,357,654	11,338,244		14,695,898
Additions charged to income:
Interest expense and similar charges	314,596	-		314,596
Personnel Expenses (Note 39)	10,917	-		10,917
Constitutions / Reversals and Adjustment of provisions	21,523	2,936,187		2,957,710
Other Comprehensive Income	1,416,815	-		1,416,815
Additions to provisions for contingent commitments	-	(57,651)		(57,651)
Payments to external funds	(183,899)	-		(183,899)
Amount paid	-	(2,865,087)		(2,865,087)
Transfer to other assets - actuarial assets (Note 15)	23,014	-		23,014
Transfers, exchange differences and other changes	-	19,512	-	19,512
Balance at end of year	4,960,620	11,371,205		16,331,825
(1)	For further information, see note 22. Provisions for pension funds and similar obligations.

Consolidated Financial Statements | December 31, 2021 | F-77

Table of Contents * Values expressed in thousands, except when indicated.

b.1) Provisions for contingent payments

According to note 1.iii, IFRS 9 requires that the provision for expected credit losses be recorded for contracts of financial guarantees rendered, which have not yet been honored. Provision expense reflecting credit risk should be measured and accounted for when the honor of these guarantees occurs and the client accused does not comply with its contractual obligations. The movement of these provisions in 2021 and 2020 is as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	724,779	683,918	626,267
Creation of provision for contingent commitments	183,248	40,861	57,651
Balance at end of year	908,027	724,779	683,918

c) Tax and Social Security, Labor and Civil Provisions

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

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

c.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

• PIS and Cofins - R$ 4,075,496(2020 - R$3,993,873): Banco Santander and its subsidiaries filed lawsuits seeking to eliminate the application of Law 9,718/1998, which modified the calculation basis for PIS and Cofins to cover all revenues of legal entities and not only those arising from the provision of services and sale of goods. Regarding the Banco Santander Process, on April 23, 2015, a STF decision was issued admitting the Extraordinary Appeal filed by the Federal Government regarding PIS and denying the follow-up to the Extraordinary Appeal of the Federal Public Prosecutor regarding Cofins. Both appealed this decision, without any success, so that the suit relating to Cofins is defined, ruling the judgment of the Federal Regional Court of the 4th Region of August 2007, favorable to Banco Santander. Pursuant to the STF, Banco Santander’s PIS and the PIS and Cofins of other subsidiaries are pending final judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss is classified as probable, based on the opinion of legal counsel. Those are de main themes at the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - R$ 945,715 (2020 - R$ 924,457 ): in May 2003, the Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another tax assessment against Banco Santander Brasil S.A. The tax assessments refer to the collection of CPMF tax on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearing services provided by Banco to Santander DTVM in 2000, 2001 and 2002. Based on the risk assessment of legal counsel, the tax treatment was accurate. Santander DTVM had a favorable decision at the Board of Tax Appeals (CARF). Banco Santander had an unfavorable decision and was considered responsible for the collection of the CPMF tax. Both decisions were appealed by the respective losing party to the highest jurisdiction of CARF. In June 2015, Bank and DTVM had obtained a non-favorable decision at CARF. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. This lawsuit was ruled groundless and is currently awaiting judgment by the Regional Federal Court (TRF 3). Based on the legal advisors' assessment, a provision was set up to cover the loss considered probable in the lawsuit.

Consolidated Financial Statements | December 31, 2021 | F-78

Table of Contents * Values expressed in thousands, except when indicated.

• Social Security Contribution (INSS) - R$ 53,936 (2020 - R$51,409 ): Banco Santander and its subsidiaries are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, do not have nature of salary.

• Tax on Services (ISS) - Financial Institutions - R$ 283,528 (2020 - R$263,183 and 2019 - R$224,631): Banco Santander and its subsidiaries discuss administrative and legal requirements, by several municipalities, of the payment of ISS on various revenues arising from operations that are usually not classified as services (Part of this process is at risk of possible loss as per note note 22.c.4 – Possible Risk Loss).

c.2) Legal and Administrative Lawsuits of a Labor Nature

These are lawsuits filed by Unions, Associations, the Public Ministry of Labor and former employees claiming labor rights they deem to be due, in particular the payment of “overtime” and other labor rights, including lawsuits related to retirement benefits.

For lawsuits considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Former employees of Banespa. Action distributed in 1998 by the Association of Retired Persons of Banespa (AFABESP) requesting the payment of a semiannual bonus provided for in the regulations of Banco Banespa for approximately 8,400 former employees (retirees), according to which the payment will be made in the event that the Bank makes a profit and the distribution of this profit is approved by the board of directors. The bonus was not paid in 1994 and 1995 because Banespa bank did not make a profit during these years. Partial payments were made between 1996 and 2000 as approved by the board of directors. Said clause was excluded from the regulation in 2001. The Regional Labor Court and the Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay the semiannual bonus for the periods relating to the second semester of 1996 and the semesters of 1997. On March 20, 2019, a decision of the Federal Supreme Court (Supreme Federal Court, or “STF”) rejected the extraordinary appeal filed by Banco Santander, which did not resolve the merits of the case. We filed a rescission action to annul the sentence due to the lack of legitimacy of AFABESP (second precedent No. 573.232 of the STF) or to recognize the nullity of the TRT judgment that did not notify Banco Santander about the modifying effects of the decision, as well as to suspend the execution in the main process. The rescission action was dismissed, and this decision was filed a motion for clarification, due to the absence of an explicit statement about the arguments brought by the Bank. Regarding the Motions for Clarification, the points of omission were not answered as required by law, which is why an Extraordinary Appeal was filed, which was denied by the TST. From this decision, the Bank filed an interlocutory appeal, which is pending admissibility, considering that the decisions rendered by the Superior Labor Court contradict the already peaceful position in the STF (precedent No. 573,232), according to which the Association needs a specific power of attorney to sue in judgment, and also the decision affronts constitutional precepts about access to justice (item XXXV of art. 5 of the CF) by determining excessive collection of costs. In relation to the main action, in August 2021, a decision was rendered that determined that the execution be carried out individually in the court corresponding to each defendant and AFABESP filed an appeal, however, so far there has been no decision in this regard.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by the substituted, and the amounts must be calculated in regular settlement of the sentence.

On December 31, 2021, the case is classified as probable loss and the provision was constituted based on the estimated loss

c.3) Civil Judicial and Administrative Proceedings

These provisions generally arise from: (1) lawsuits requesting revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of the implementation of various government economic plans, (2) lawsuits arising from financing contracts, (3) execution actions; and (4) damages claims. For civil actions considered common and similar in nature, provisions are recorded based on the historical average of closed proceedings. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Consolidated Financial Statements | December 31, 2021 | F-79

Table of Contents * Values expressed in thousands, except when indicated.

The main lawsuits classified as risk of probable loss are described below:

Indemnity Actions - These refer to compensation for material and/or moral damage, relating to the consumer relationship, dealing mainly with issues relating to credit cards, direct consumer credit, checking accounts, collection and loans and other matters. In the actions related to causes considered similar and usual for the business, in the normal course of the Bank's activities, the provision is constituted based on the historical average of closed processes. Claims that do not meet the above criteria are provisioned based on an individual assessment carried out, and the provisions are set up based on the probable risk of loss, in the law and in case law, in accordance with the assessment of loss carried out by the legal advisors.

Economic Plans - Refer to legal disputes, claiming alleged inflationary purges arising from Economic Plans (Bresser, Verão, Collor I and II), as they understand that such plans violated acquired rights related to the application of inflation indices supposedly due to Savings Accounts, Judicial Deposits and Time Deposits (CDBs). The lawsuits are provisioned based on the individualized assessment of loss carried out by the legal advisors.

Banco Santander is also party to public civil actions, on the same matter, filed by consumer protection entities, the Public Ministry or Public Defenders. The constitution of a provision is made only for cases with probable risk, based on requests for individual executions. The issue is still under review at the STF. There is jurisprudence in the STF favorable to Banks regarding economic phenomenon similar to that of savings, as in the case of correction of time deposits (CDBs) and corrections applied to contracts (table).

However, the jurisprudence of the STF has not yet been consolidated on the constitutionality of the norms that modified the monetary standard in Brazil. On April 14, 2010, the Supreme Court of Justice (STJ) ruled that the deadline for bringing public civil actions discussing the purges is 5 years from the date of the plans, but this decision has not yet become final. Thus, with this decision, a large part of the actions, as they were proposed after a period of 5 years, will probably be dismissed, reducing the amounts involved. The STJ also decided that the period for individual savers to qualify for Public Civil Actions is also 5 years, counted from the final and unappealable decision of the respective sentence. Banco Santander believes in the success of the theses defended before these courts for their content and foundation.

At the end of 2017, the Federal General Counsel (AGU), Bacen, the Consumer Defense Institute (Idec), the Brazilian Savings Front (Febrapo) and the Brazilian Federation of Banks (Febraban) signed an agreement that seeks to end the legal disputes over the Economic Plans.

Discussions focused on defining the amount that would be paid to each author, according to the balance in the passbook on the date of the plan. The total value of the payments will depend on the number of subscriptions, and also on the number of savers who have proven in court the existence of the account and the balance on the anniversary date of the change in the indices. The term of agreement negotiated between the parties was approved by the STF.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. June 2020

Management considers that the provisions made are sufficient to cover the risks involved with the economic plans, considering the approved agreement.

c.4) Tax and Social Security, Labor and Civil Contingent Liabilities Classified as Risk of Possible Loss

These are legal and administrative proceedings of a tax, social security, labor and civil nature classified, based on the opinion of legal advisors, as a possible risk of loss, and therefore not provisioned.

Tax lawsuits classified as possible losses totaled R$29,498,172 in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and its subsidiaries have legal and administrative proceedings arising from questionings by the tax authorities regarding the collection of social security contributions on payments made as profit sharing. As of December 31, 2021, the amount was approximately R$ 7,340,746.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are discussing administratively and in court the demand, by several municipalities, of payment of ISS on various revenues arising from operations that are not usually classified as services rendered. As of December 31, 2021, the amount was approximately R$ 4,145,661.

Consolidated Financial Statements | December 31, 2021 | F-80

Table of Contents * Values expressed in thousands, except when indicated.

Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of December 31, 2021, the amount was approximately R$ 5,351,349.

Amortization of Banco Real's Goodwill - the Federal Revenue Service of Brazil issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized before its merger, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before the CARF. As of December 31, 2021, the amount was approximately R$ 1,466,444.

Losses on Credit Operations - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue of Brazil alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not complying with the requirements of applicable laws. As of December 31, 2021, the amount was approximately R$ 1,175,511.

Use of CSLL Tax Loss and Negative Basis – Tax assessment notices issued by the Brazilian Federal Revenue Service in 2009 for alleged undue compensation of CSLL tax loss and negative basis, as a result of tax assessment notices issued in previous periods. Awaiting judgment at the administrative level. As of December 31, 2021, the amount was approximately R$ 1,092,625.

Amortization of Banco Sudameris Goodwill - the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid on the acquisition of Banco Sudameris, referring to the base period 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the processes are awaiting judgment at CARF. As of December 31, 2021, the amount was approximately R$ 569,114.

IRPJ and CSLL - Capital Gain - the Internal Revenue Service of Brazil issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações SA (AAB Dois Par) charging income tax and social contribution related to the fiscal year de 2005. The Federal Revenue Service of Brazil claims that the capital gain on the sale of the shares of Real Seguros SA and Real Vida e Previdência SA by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of the Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2021, the amount was approximately R$ 496,231.

Labor claims classified as possible loss totaled R$ 267,267 in the Consolidated, excluding the process below:

Readjustment of the Pension Supplements of Banesprev by the IGPDI – action filed in 2002 in the Federal Court by the Association of Retired Employees of the Bank of the State of São Paulo requesting the readjustment of the pension supplementation by the IGPDI for Banespa retirees who have been admitted until May 22 of 1975. The judgment granted the correction, but only in periods in which no other form of adjustment was applied. The Bank and Banesprev appealed this decision and the appeals are still pending judgment. In Provisional Execution, calculations were presented by the Bank and Banesprev due to the exclusion of participants who, among other reasons, appear as plaintiffs in other actions or have already had some type of readjustment. The amount involved is not disclosed due to the current procedural stage of the case and potentially affecting the progress of the action.

Liabilities related to civil lawsuits with possible risk of loss totaled R$ 2,380,226 in the Consolidated, with the main lawsuits:

• Action for Indemnity Referring to Custody Services - provided by Banco Santander at an initial stage and still without a sentence handed down.

• Action Arising from Contractual Dispute - in the acquisition of Banco Geral do Comércio SA under appeal by the Court of Justice of the State of São Paulo (TJSP).

c.5) Other Lawsuits for the Liability of Former Controllers

They refer to civil lawsuits, in the amounts of R$ 496 (12/31/2020 - R$496), of responsibility of the former controllers of banks and acquired companies. Based on the signed contracts, these actions are guaranteed full reimbursement by the former controllers, whose respective rights were recorded in other assets.

Consolidated Financial Statements | December 31, 2021 | F-81

Table of Contents * Values expressed in thousands, except when indicated.

23.	Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2021	2020	2019

Operating Profit Before Tax	24,750,329	9,663,975	22,273,149
Operating Profit Before Tax	24,750,329	9,663,975	22,273,149
Rates (25% income tax and 25% social contribution tax)	(12,375,164)	(4,348,789)	(8,909,260)
PIS and COFINS (net of income and social contribution taxes) (1)	(1,679,789)	(1,589,260)	(1,983,839)
Non-taxable/Non-deductible:
Equity in affiliates	72,114	85,723	59,795
Goodwill	(559,247)	(183,854)	(137,175)
Exchange variation - foreign branches (2)	768,902	6,831,484	715,424
Net Indeductible Expenses of Non-Taxable Income (3)	(230,958)	(57,663)	214,242
Adjustments:
Constitution of income and social contribution taxes on temporary differences	264,191	551,983	70,223
Effects of change in rate of social contribution taxes	1,820,072	1,478,138	1,604,000
CSLL Aliquot Differential Effect (4)	1,192,687	353,777	2,796,493
Other adjustments	1,536,187	665,239	(71,602)
Income taxes	(9,191,005)	3,786,778	(5,641,699)
Of which:
Current tax (6)	(8,087,119)	(5,111,380)	(6,692,328)
Deferred taxes	(1,103,886)	8,898,158	1,050,629
Taxes paid in the year	(4,534,538)	(1,269,150)	(5,301,184)
(1)	PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.
(2)	Permanent differences related to investment in overseas subsidiaries are considered to be non-taxable/deductible (see details below).
(3)	Mainly includes the tax effect on income from judicial deposit updates and other income and expenses that do not qualify as temporary differences
(4)	Effect of the rate differential for other non-financial and financial companies, whose social contribution rates are 9% and 20%

Currency Hedge of the Grand Cayman Agency, Luxembourg

Banco Santander operates a branch in the Cayman Islands, Luxembourg that is used primarily to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for financing foreign trade and capital. of spinning.

To cover exposure to exchange variations, the Bank uses derivatives and funding. Under Brazilian tax rules, gains or losses arising from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but from January 2021 onwards, they became taxable or deductible for PIS/Cofins/IR purposes. /CSLL, while gains or losses on derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange rate variation on investments abroad must be computed in the determination of taxable income and the basis for calculating the Social Contribution on Net Income ( CSLL) of the investing company domiciled in the country. As of 2022, the exchange variation will be fully computed in the taxable bases of IRPJ and CSLL.

Tax distinct treatment from such exchange rate differences results in volatility in "Operating Income Before Tax" and "Income taxes". The foreign exchange variations recorded as a result of foreign investments in the year ended on December 31, 2021, 2020 and 2019.

	2021	2020	2019
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	3,862,128	16,791,857	1,512,322
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	(6,374,108)	(30,374,869)	(2,776,601)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	275,052	311,819	(106,497)
Tax effect of derivative contracts used as hedge - IR / CS	2,236,928	13,271,193	1,370,776

Consolidated Financial Statements | December 31, 2021 | F-82

Table of Contents * Values expressed in thousands, except when indicated.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2021	2020	2019

Operating Profit Before Tax	24,750,328	9,663,975	22,273,149
Income tax	9,191,005	(3,786,778)	5,641,699
Effective tax rate	37.13%	(39.18%)	25.33%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2021	2020	2019

Tax credited to equity	4,583,297	3,008,035	3,517,590
Measurement at fair value through other comprehensive income	1,978,165	472,472	416,748
Measurement of cash flow hedges	388,307	1,533	186
Measurement of investment hedges	562,353	562,353	562,353
Defined benefit plan	1,654,472	1,971,677	2,538,303
Tax charged to equity	(2,349,500)	(3,087,311)	(3,952,457)
Measurement at fair value through other comprehensive income	(2,340,394)	(2,700,991)	(3,618,126)
Measurement of cash flow hedges	-	(386,284)	(322,080)
Defined benefit plan	(9,106)	(36)	(12,251)
Total	2,233,797	(79,276)	(434,867)

Relates to deferred taxes recognized in equity due to temporary differences accounted for in equity.

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2021	2020	2019

Tax assets:	37,640,297	37,981,698	30,295,062
Of which:
Temporary differences (1)	32,884,314	32,113,436	29,565,702
Tax loss carry forwards	4,755,983	5,693,104	367,120
Social contribution taxes 18%	-	175,158	362,240
Total deferred tax assets	37,640,297	37,981,698	30,295,062

Tax liabilities:	2,225,190	4,546,595	5,540,873
Of which:
Excess depreciation of leased assets	-	166,903	148,839
Adjustment to fair value of trading securities and derivatives	2,225,190	4,379,692	5,392,034
Total deferred tax liabilities	2,225,190	4,546,595	5,540,873
(1)	Temporary differences that refer mainly to impairment losses on loans and receivables, provisions for legal and administrative proceedings and the effect of the fair value of financial instruments.

Consolidated Financial Statements | December 31, 2021 | F-83

Table of Contents * Values expressed in thousands, except when indicated.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2018	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2021

Tax assets:	37,981,699	(3,609,495)	1,696,091	1,572,002	-	37,640,297
Temporary differences	32,113,436	(2,497,215)	1,696,091	1,572,002	-	32,884,315
Tax loss carry forwards	5,693,104	(937,121)	-	-	-	4,755,983
Social contribution taxes 18%	175,159	(175,159)	-	-	-	-
Tax liabilities:	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Temporary differences	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Total	33,435,104	(2,265,227)	2,673,228	1,572,002	-	35,415,107

Thousand of reais	Balances at December 31, 2017	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2020

Tax assets:	30,295,060	8,362,100	(400,583)	(418,784)	161,603	37,999,396
Temporary differences	29,565,700	3,223,197	(400,583)	(418,784)	161,603	32,131,133
Tax loss carry forwards	367,120	5,325,984	-	-	-	5,693,104
Social contribution taxes 18%	362,240	(187,081)	-	-	-	175,159
Tax liabilities:	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Temporary differences	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Total	24,754,187	8,232,869	662,577	(358,435)	161,603	33,452,801

Thousand of reais	Balances at December 31, 2016	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2019

Tax assets:	27,680,578	3,693,727	471,499	(1,550,744)	-	30,295,060
Temporary differences	26,416,527	4,240,405	471,499	(1,562,731)	-	29,565,700
Tax loss carry forwards	846,587	(491,454)	-	11,987	-	367,120
Social contribution taxes 18%	417,464	(55,224)	-	-	-	362,240
	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Temporary differences	3,031,389	781,448	1,773,065	(45,029)	-	5,540,873
Total	24,649,189	2,912,279	(1,301,566)	(1,505,715)	-	24,754,187

(1)	It relates to deferred taxes recognized in equity due to temporary differences accounted in equity.
(2)	In 2021, it mainly refers to net of deferred taxes amounted to R$1,572,003 (2020 - R$1,358,435 and 2019 - R$1,505,715), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Tax assets			Tax liabilities
Year	Temporary differences	Tax loss carry forwards	Total	Temporary differences	Total

2022	10,032,946	1,917,879	11,950,826	573,982	573,982
2023	10,544,315	1,781,778	12,326,093	573,982	573,982
2024	8,684,796	987,568	9,672,364	458,404	458,404
2025	1,870,257	40,732	1,910,989	546,114	546,114
2026	976,574	7,063	983,637	12,717	12,717
2027 a 2031	775,250	21,139	796,388	59,991	59,991
Total	32,884,138	4,756,159	37,640,297	2,225,190	2,225,190

Consolidated Financial Statements | December 31, 2021 | F-84

Table of Contents * Values expressed in thousands, except when indicated.

24.	Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2021	2020	2019

Accrued expenses and deferred income (1)	2,649,744	5,115,936	5,038,011
Transactions in transit (3)	796,671	674,162	785,418
Provision for share-based payment	319,660	325,930	317,539
Liabilities for insurance contracts	2,011,596	1,987,577	1,901,801
Other (2)	4,723,707	5,947,640	2,878,175
Total	10,501,378	14,051,245	10,920,944
(1)	Corresponds, mainly, to payments to be made - personnel expenses.
(2)	Includes credits for funds to be released, such as Administratives expenses, amounts due to associates and suppliers.
(3)	Includes mainly the amounts to transfer to the credit card companies (resources in transit) and amount to release referred to the real estate credits.

25.	Other Comprehensive Income

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

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Financial assets measured at fair value through other comprehensive income (IFRS 9) on December 31, 2021 is as follows:

Consolidated Financial Statements | December 31, 2021 | F-85

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	6,756,252	(9,937,757)	(3,181,505)	101,158,055
Private-sector debt securities	795,765	(3,965)	791,800	54,545
Total	7,552,017	(9,941,722)	(2,389,705)	101,212,600

Thousand of reais	2020
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	11,061,691	(8,832,504)	2,229,187	109,317,614
Private-sector debt securities	953,043	(840,101)	112,942	38,131
Total	12,014,734	(9,672,605)	2,342,129	109,355,745

Thousand of reais	2019
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	7,251,721	(3,952,558)	3,299,163	95,961,823
Private-sector debt securities	824,294	(778,175)	46,119	1,104
Total	8,076,015	(4,730,733)	3,345,282	95,962,927

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

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2021	2020	2019

Financial Position of non-controlling interest	334,349	312,885	558,581
Santander Leasing S.A. Arrendamento Mercantil	-	-	447
Olé Consignado S.A.	-	-	271,078
Banco PSA Finance Brasil S.A.	129,289	138,644	131,222
Rojo Entretenimento S.A.	6,939	7,087	7,245
Banco Hyundai Capital	183,538	167,155	148,589
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	3,109	-	-
Toro Corretora de Títulos e Valores Mobiliários Ltda.	11,474	-	-

Consolidated Financial Statements | December 31, 2021 | F-86

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Profit attributable to non-controlling interests	31,272	32,224	224,518
Of which:
Santander Leasing S.A. Arrendamento Mercantil	-	(444)	3
Getnet S.A.	-	-	3,962
Olé Consignado S.A.	-	-	199,332
Banco PSA Finance Brasil S.A.	12,688	14,146	15,887
Rojo Entretenimento S.A.	(148)	(159)	230
Banco Hyundai Capital	21,563	18,681	2,520
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	1,569	-	-
Toro Corretora de Títulos e Valores Mobiliários Ltda.	(4,400)	-	-
Return Capital Serviços de Recuperação de Créditos S.A. (Current name of Ipanema Empreendimentos e Participações Ltda.)	-	-	2,584

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousand of reais	2021	2020	2019

Balance at beginning of year	312,885	558,581	529,990
Additions / disposals (net) due to change in the scope of consolidation (1)	17,415	(271,078)	51,073
Dividends paid / Interest on Capital	(19,138)	-	(92,734)
Capital increase (2)	-	-	100,000
Profit attributable to non-controlling interests	31,272	32,224	224,518
Update PUT Olé Consignado S.A.	-	-	(240,000)
Others	(8,085)	(6,842)	(14,266)
Balance at end of year	334,349	312,885	558,581
(1)	In 2019, mainly refers to Banco Hyundai Capital, which was consolidated using the equity method. In 2020, it refers to the merger of Banco Olé Consignado S.A by the Company. In 2021, it refers to the merger of Toro Corretora de Títulos e Valores Mobiliários S.A and Gira – Gestão Integrada de Receivíveis do Agronegócio S.A.
(2)	In 2019, refers to the capital increase of Olé Consignado.

27.	Shareholders’ equity

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

At the Extraordinary Shareholders' Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços para Meios de Contas SA. (“Getnet”), with version of the spun-off portion for Getnet, the reduction in the share capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, increasing the share capital of Santander Brasil from fifty-seven billion reais to fifty-five billion of reais.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

Consolidated Financial Statements | December 31, 2021 | F-87

Table of Contents * Values expressed in thousands, except when indicated.

	Thousand of shares
	2021			2020
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	109,718	135,345	245,063	109,885	135,438	245,323
Foreign residents	3,708,977	3,544,491	7,253,468	3,708,810	3,544,398	7,253,208
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(15,755)	(15,755)	(31,510)	(18,829)	(18,829)	(37,658)
Total outstanding	3,802,940	3,664,081	7,467,021	3,799,866	3,661,007	7,460,873

	Thousand of shares
				2019
				Common	Preferred	Total
Brazilian residents				90,069	115,785	205,854
Foreign residents				3,728,626	3,564,051	7,292,677
Total shares				3,818,695	3,679,836	7,498,531
(-) Treasury shares				(16,702)	(16,702)	(33,404)
Total outstanding				3,801,993	3,663,134	7,465,127

b) Dividends and Interest on Capital

By-laws, shareholders are guaranteed a minimum dividend of 25% of net income for each year, adjusted in accordance with legislation. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and advantages granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

Dividends were calculated and paid in accordance with Brazilian Corporate Law.

Before the Annual Shareholders' Meeting, the Board of Directors may decide on the declaration and payment of dividends on the profits earned, based on: (i) balance sheets or profit reserves existing in the last balance sheet or (ii) balance sheets issued in periods of less than six months, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves. These dividends are fully imputed to the mandatory dividend.

CMN Resolution No. 4,885, of December 23, 2020, prohibits institutions authorized to operate by the Central Bank of Brazil from remunerating equity above the highest between: i) 30% of net income adjusted pursuant to item I of article 20 of Law No. 6.404/76; or ii) mandatory minimum dividends established by article 202 of Law 6,404/76, including in the form of Interest on Equity, until December 31, 2020. The rule also prohibits the reduction of the share capital, except in specific situations, and the increase in the remuneration of its officers, administrators and members of the Board of Directors and the Fiscal Council.

We present below the distribution of dividends and Interest on Equity made on December 31, 2021 and December 31, 2020 and 2019.

	2021
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2)(5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4) (5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000
(1)	Resolved by the Board of Directors on April 27, 2021, paid on June 2, 2021, without any remuneration as monetary restatement.
(2)	Resolved by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any remuneration as monetary restatement.
(3)	Resolved by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any remuneration as monetary restatement.
(4)	Resolved by the Board of Directors on December 28, 2021, paid on February 3, 2022, without any remuneration as monetary restatement.
(5)	They were fully imputed to the mandatory minimum dividends distributed by the Bank for the year 2021.

Consolidated Financial Statements | December 31, 2021 | F-88

Table of Contents * Values expressed in thousands, except when indicated.

	2020
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Interest on Capital (1) (5)	890,000	113.71	125.08	238.80	96.65	106.32	202.97
Interest on Capital (2) (5)	770,000	98.37	108.21	206.58	83.62	91.98	175.61
Interest on Capital (3) (5)	1,000,000	127.76	140.54	268.30	108.59	119.45	228.04
Interest on Capital (4) (5)	665,000	84.96	93.45	178.41	72.21	79.44	151.65
Dividends (5)(6)	512,085	65.43	71.97	137.39	65.43	71.97	137.39
Total	3,837,085
(1)	Resolved by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any remuneration as restatement.
(2)	Resolved by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration on account of monetary restatement.

(3)	Resolved by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration to monetary restatement title.

(4)	Resolved by the Board of Directors on December 28, 2020, paid from February 1, 2021, without any remuneration by way of monetary restatement.

(5)	They were fully allocated to the mandatory minimum dividends to be distributed by the Bank for the year 2020.
(6)	Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any monetary restatement.

	2019
		Reais per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Interest on Capital (1) (6)	1,000,000	127.59	140.34	267.93	108.45	119.29	227.74
Interest on Capital (2) (6)	1,000,000	127.64	140.40	268.04	127.64	140.40	268.04
Interest on Capital (3) (6)	1,000,000	127.66	140.43	268.09	108.51	119.36	227.87
Interim Dividends (4) (6)	1,010,000	128.97	141.86	270.83	109.62	120.58	230.21
Interest on Capital (5) (6)	6,790,000	867.02	953.72	1,820.74	867.02	953.72	1,820.74
Total	10,800,000

(1)	Resolved by the Board of Directors on March 29, 2019, paid on May 28, 2019, without any remuneration as monetary restatement.
(2)	Resolved by the Board of Directors on June 28, 2019, paid on July 31, 2019, without any remuneration as monetary restatement.
(3)	Resolved by the Board of Directors on September 30, 2019, paid on October 30, 2019, without any remuneration as monetary restatement.
(4)	Resolved by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any remuneration as monetary restatement.
(5)	Resolved by the Board of Directors on December 27, 2019, paid on February 21, 2020, without any remuneration as monetary restatement.
(6)	The amount of interest on equity and interim dividends were fully allocated to the mandatory minimum dividends distributed by the Bank for the year 2019.

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

Consolidated Financial Statements | December 31, 2021 | F-89

Table of Contents * Values expressed in thousands, except when indicated.

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

At the Extraordinary General Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. (“Getnet”), with version of the spun-off portion to Getnet, the reduction of reserves for equalization of dividends of Santander Brasil in the total amount of R$1,167,674.

The reduction includes the remaining balance of the equity of the spun-off portion, as well as the write-off of the option to acquire an equity instrument.

d) Treasury shares

At a meeting held on February 2, 2021, the Board of Directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent disposal.

The Buyback Program covers the acquisition of up to 36,956,402 Units, representing 36,956,402 common shares and 36,956,402 preferred shares, which corresponded, on December 31, 2021, to approximately 1% of the Bank's capital stock. As of December 31, 2021, Banco Santander had 355,661,814 common shares and 383,466,228 preferred shares outstanding.

The repurchase aims to (1) maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, management level employees and other employees of the Bank and of companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 3, 2021, ending on August 2, 2022.

	2021	2020	2019
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	18,829	16,702	13,317
Shares Acquisitions	91	5,052	6,465
Payment - Share-based compensation	(3,165)	(2,925)	(3,080)
Treasury shares at end of the period	15,755	18,829	16,702
Balance of Treasury Shares in thousand of reais	R$ 711,268	R$ 789,587	R$ 679,364
Emission Costs in thousands of Reais	R$ 1,771	R$ 1,771	R$ 1,771
Balance of Treasury Shares in thousands of reais	R$ 713,039	R$ 791,358	R$ 681,135

Cost/Share Price	Units	Units	Units
Minimum cost (1)	R$7.55	R$7.55	R$7.55
Weighted average cost (1)	R$33.86	R$33.24	R$28.59
Maximum cost (1)	R$49.55	R$49.55	R$43.84
Share Price	R$29.98	R$44.83	R$42.70
(1)	Considering since the beginning of operations on the stock exchange.

Additionally, in the year ended December 31, 2021, treasury shares were sold, that resulted in a gain of R$40,820 (2020 - loss of R$9,274 and 2019 - loss of R$5,796) recorded directly in equity in capital reserves.

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

Consolidated Financial Statements | December 31, 2021 | F-90

Table of Contents * Values expressed in thousands, except when indicated.

	2021	2020	2019

Profit attributable to the Parent	15,528,052	13,418,529	16,406,932

Earnings per share (R$)
Basic earnings per 1,000 shares (R$)
Common shares	1,981.65	1,713.45	2,094.83
Preferred shares	2,179.82	1,884.80	2,304.32
Net Profit attributable - Basic (R$)
Common shares	7,535,924	6,511,367	7,965,194
Preferred shares	7,992,128	6,907,162	8,441,738

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,802,851	3,800,140	3,802,303
Preferred shares	3,666,423	3,664,666	3,663,444

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

	2021	2020	2019

Profit attributable to the Parent	15,528,052	13,418,529	16,406,932

Earnings per share (R$)
Diluted earnings per 1,000 shares (R$)
Common shares	1,981,65	1,713,45	2,094,83
Preferred shares	2,179,82	1,884,80	2,304,32
Net Profit attributable - Basic (R$)
Common shares	7,535,924	6,511,367	7,965,194
Preferred shares	7,992,128	6,907,162	8,441,738

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,802,851	3,800,140	3,802,303
Preferred shares	3,666,423	3,664,666	3,663,444

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

Consolidated Financial Statements | December 31, 2021 | F-91

Table of Contents * Values expressed in thousands, except when indicated.

Level 2: When quoted price cannot be observed, the Management, using its own internal models, make its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified at level 2 of the fair value hierarchy and are composed mainly of Government Securities (repo, LCI Cancelable and NTN) in a less liquid market than those classified at level 1.

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

Level 3: Derivatives not traded on an exchange and that do not have observable information in an active market were classified as level 3, and are composed, including exotic derivatives.

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

The table below shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2021, 2020 and 2019, classified based on the various measurement methods adopted by the Bank to determine their fair value

				12/31/2021
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured at Fair Value Through Profit or Loss	601,204	15,736,825	2,520,813	18,858,842
Debt instruments	601,204	-	2,520,813	3,122,017
Balances with The Brazilian Central Bank	-	15,736,825	-	15,736,825
Financial Assets Measured at Fair Value Through Profit or Loss Held for Trading	49,462,429	20,608,008	500,228	70,570,665
Debt instruments	47,582,871	19,329	150,395	47,752,595
Equity instruments	1,879,558	85,029	56,023	2,020,610
Derivatives	-	20,503,650	93,810	20,797,460
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss	-	420,898	449,264	870,162
Equity instruments	-	98,921	378,786	477,707
Loans and advances to customers	-	321,977	70,478	392,455
Financial Assets Measured at Fair Value Through Other Comprehensive Income	98,977,403	1,662,779	601,605	101,241,787
Debt instruments	98,975,973	1,649,925	586,702	101,212,600
Equity instruments	1,430	12,854	14,903	29,187
Hedging derivatives (assets)	-	342,463	-	342,463
Financial Liabilities Measured at Fair Value Through Profit or Loss Held For Trading	-	36,484,135	468,432	36,952,567
Trading derivatives	-	23,703,576	468,432	24,172,008
Short positions	-	12,780,559	-	12,780,559
Financial Liabilities Measured at Fair Value Through Profit or Loss	-	7,459,784	-	7,459,784
Other financial liabilities	-	7,459,784	-	7,459,784
Hedging derivatives (liabilities)	-	446,973	-	446,973

Consolidated Financial Statements | December 31, 2021 | F-92

Table of Contents * Values expressed in thousands, except when indicated.

				12/31/2020
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	588,778	57,354,806	2,956,882	60,900,466
Debt instruments	588,778	-	2,956,882	3,545,660
Balances with The Brazilian Central Bank	-	57,354,806	-	57,354,806
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	70,139,962	27,508,722	817,548	98,466,232
Debt instruments	68,461,854	11,848	47,097	68,520,799
Equity instruments	1,678,108	128,251	11,917	1,818,276
Derivatives	-	27,368,623	758,534	28,127,157
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	217,569	282,151	499,720
Equity instruments	-	185,790	253,122	438,912
Loans and advances to customers	-	31,779	29,029	60,808
Financial Assets Measured At Fair Value Through Other Comprehensive Income	106,456,132	1,987,234	1,297,021	109,740,387
Debt instruments	106,454,645	1,953,504	1,260,065	109,668,214
Equity instruments	1,487	33,730	36,956	72,173
Hedging derivatives (assets)	-	743,463	-	743,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	76,890,170	753,121	77,643,291
Trading derivatives	-	31,082,223	753,121	31,835,344
Short positions	-	45,807,947	-	45,807,947
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,038,467	-	7,038,467
Other Financial Liabilities	-	7,038,467	-	7,038,467
Hedging derivatives (liabilities)	-	144,594	-	144,594

				12/31/2019
	Level 1(1)	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	975,393	28,739,507	2,627,405	32,342,305
Debt instruments	975,393	132,277	2,627,405	3,735,075
Balances with The Brazilian Central Bank	-	28,607,230	-	28,607,230
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	35,057,803	21,247,552	715,548	57,020,903
Debt instruments	33,028,333	1,726,441	130,857	34,885,631
Equity instruments	2,029,470	-	-	2,029,470
Derivatives	-	19,521,111	584,691	20,105,802
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	143,077	627	27,749	171,453
Equity instruments	143,077	627	27,749	171,453
Financial Assets Measured At Fair Value Through Other Comprehensive Income	93,555,527	1,612,741	951,966	96,120,234
Debt instruments	93,531,617	1,612,741	818,569	95,962,927
Equity instruments	23,910	-	133,397	157,307
Hedging derivatives (assets)	-	339,932	-	339,932
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	45,499,913	564,757	46,064,670
Trading derivatives	-	21,664,260	564,757	22,229,017
Short positions	-	23,835,653	-	23,835,653
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	3,719,416	1,600,000	5,319,416
Hedging derivatives (liabilities)	-	200,961	-	200,961

Consolidated Financial Statements | December 31, 2021 | F-93

Table of Contents * Values expressed in thousands, except when indicated.

Movements in fair value of Level 3

The following tables demonstrate the movements during 2021, 2020 and 2019 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	2,956,882	99,401	-	(535,470)	2,520,813
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	817,548	(802,760)	(36,051)	483,419	462,156
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	282,151	78,853	-	88,260	449,264
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	(268,095)	-	(427,322)	601,604
Financial Liabilities Measured At Fair Value Through Profit Or Loss	753,121	(337,847)	(137,963)	156,272	433,583

	Fair Value 12/31/2019	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2020
Financial Assets Measured At Fair Value Through Profit Or Loss	2,627,405	83,832	(239,512)	485,157	2,956,882
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	715,548	502,596	(231,468)	(169,128)	817,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	27,749	100,091	125,282	29,029	282,151
Financial Assets Measured At Fair Value Through Other Comprehensive Income	951,966	(21,677)	(197,098)	563,830	1,297,021
Financial Liabilities Measured At Fair Value Through Profit Or Loss	564,757	500,159	(406,971)	95,176	753,121
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	1,600,000	-	-	(1,600,000)	-

	Fair Value 12/31/2018	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2019
Financial Assets Measured At Fair Value Through Profit Or Loss	510,887	290,773	1,700,499	125,246	2,627,405
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	1,370,270	238,632	(1,031,076)	137,722	715,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	154,947	(101,541)	-	(25,657)	27,749
Financial Assets Measured At Fair Value Through Other Comprehensive Income	709,956	253,803	291	(12,084)	951,966
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	641,458	190,813	(586,346)	318,832	564,757

Consolidated Financial Statements | December 31, 2021 | F-94

Table of Contents * Values expressed in thousands, except when indicated.

Fair value movements linked to credit risk

Changes in fair value attributable to changes in credit risk are determined based on changes in the prices of credit default swaps compared to similar obligations of the same obligor when such prices are observable, as these credit default swaps better reflect the market's valuation of the debtors. credit risk for a specific financial asset. When such prices are unobservable, changes in fair value attributable to changes in credit risk are determined as the total amount of changes in fair value not attributable to changes in the benchmark interest rate or other observed market rates. In the absence of specific observable data, this approach provides a reasonable approximation of changes attributable to credit risk, as it estimates the change in margin above the benchmark that the market may demand for the financial asset.

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

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2021, 2020 and 2019:

					12/31/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments - Central Bank of Brazil	16,657,201	16,657,201	16,657,201	-	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	95,664,754	95,664,754	-	73,308,279	22,356,475
Loans and advances to customers	464,451,587	460,525,749	-	6,044,808	454,480,941
Debt instruments	73,125,011	74,074,095	28,472,612	12,124,154	33,477,329
Total	649,898,553	646,921,799	45,129,813	91,477,241	510,314,745

					12/31/2020
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments - Central Bank of Brazil	20,148,725	20,148,725	20,148,725	-	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	112,849,776	112,849,776	-	59,492,738	53,357,038
Loans and advances to customers	393,707,229	396,878,319	-	4,530,041	392,348,278
Debt instruments	48,367,791	49,963,947	4,425,723	17,486,057	28,052,167
Total	575,073,521	579,840,767	24,574,448	81,508,836	473,757,483

					12/31/2019
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments - Central Bank of Brazil	15,249,515	15,249,515	-	15,249,515	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	109,233,128	109,233,128	-	109,233,128	-
Loans and advances to customers	326,699,480	327,278,243	-	-	327,278,243
Debt instruments	38,748,296	39,678,192	5,378,791	7,858,612	26,440,789
Total	489,930,419	491,439,078	5,378,791	132,341,255	353,719,032

Consolidated Financial Statements | December 31, 2021 | F-95

Table of Contents * Values expressed in thousands, except when indicated.

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31, 2021, 2020 and 2019:

During 2020, The Bank reclassified R$ 73,075,341 of “Deposits of Brazil's Central Bank and deposits of credit institutions” and R$

390,760,088 of “Customer deposits” from level 2 to level 3, as there was no active trading market for these instruments.”

					12/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	121,005,909	121,005,909	-	26,200,162	94,805,747
Customer deposits	468,961,069	468,960,950	-	60,911,279	408,049,671
Marketable debt securities	79,036,792	79,035,644	-	-	79,035,644
Subordinated Debt	-	-	-	-	-
Debt instruments Eligible Capital	19,641,408	19,641,408	-	-	19,641,408
Other financial liabilities	61,448,516	61,448,516	-	-	61,448,516
Other financial liabilities	750,093,694	750,092,427	-	87,111,441	662,980,986

					12/31/2020
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	131,656,962	131,654,431	-	58,579,090	73,075,341
Customer deposits	445,813,972	445,856,090	-	55,096,002	390,760,088
Marketable debt securities	56,875,514	57,265,307	-	-	57,265,307
Subordinated Debt	-	-	-	-	-
Debt instruments Eligible Capital	13,119,660	13,119,660	-	-	13,119,660
Other financial liabilities	59,822,683	59,822,683	-	-	59,822,683
Other financial liabilities	707,288,791	707,718,171	-	113,675,092	594,043,080

					12/31/2019
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	99,271,415	99,271,415	-	99,271,415	-
Customer deposits	336,514,597	336,593,455	-	336,593,455	-
Marketable debt securities	73,702,474	73,889,348	-	10,205,065	63,684,284
Subordinated Debt	10,175,961	10,175,961	-	10,175,961	-
Other financial liabilities	55,565,954	55,565,954	-	-	55,565,954
Other financial liabilities	575,230,401	575,496,132	-	456,245,896	119,250,238

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

Consolidated Financial Statements | December 31, 2021 | F-96

Table of Contents * Values expressed in thousands, except when indicated.

Bonds and securities – The fair values of these items were estimated by calculating the discounted cash flow using the interest rates offered in the market for bonds with similar terms and maturities.

Debt Instruments Eligible for Capital – refer to the transaction fully agreed with a related party, in the context of the Capital Optimization Plan, whose book value is similar to the fair value.

The valuation techniques used to estimate each level are defined in note 2.e.

Management revised the criteria assigned to classify the fair value level of assets and liabilities measured at amortized cost, presented exclusively for disclosure purposes, and concluded that they are better classified as level 3 in light of observable market data.

30.	Operational Ratios

Bacen determines that financial institutions maintain a Reference Equity (PR), Tier I Equity and Core Capital compatible with the risks of their activities, higher than the minimum requirement of the Required Reference Equity, represented by the sum of the credit risk, market and operational risk.

As established in CMN Resolutions No. 4,193/2013 and No. 4,783/2020, until September 2021 the PR requirement was 10.625%, including 8.00% of Minimum Reference Equity plus 1.625% of Additional for Capital Conservation and 1 .00% Systemic Additional. Tier I PR was 8.625% and Minimum Principal Capital was 7.125%.

In October 2021, the Additional for Capital Conservation increased to 2.00%. Thus, in December the PR requirement is 11.00%. It is considered 8.00% of Minimum Reference Equity plus 2.00% of Additional for Capital Conservation and 1.00% of Additional Systemic, with the requirement of Tier I PR of 9.00% and of Core Capital Minimum of 7.50%. As of April 2022, the PR requirement will reach 11.50%, considering 8.00% of Minimum Reference Equity plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement Tier I PR and Minimum Principal Capital of 9.50% and 8.00%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into force.

The Basel index is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

BASEL INDEX %	dec-21	dec-20	dec-19

Tier I Regulatory Capital	76,969.9	77,571.5	66,481.7
Principal Capital	69,919.9	71,006.3	61,389.5
Supplementary Capital	7,050.1	6,565.2	5,092.2
Tier II Regulatory Capital	12,591.3	6,554.5	5,083.8
Regulatory Capital (Tier I and II)	89,561.3	84,126.0	71,565.5
Credit Risk	527,119.3	478,303.5	407,786.2
Market Risk	15,122.2	15,846.3	20,235.2
Operational Risk	58,499.8	57,419.4	47,965.5
Total RWA	600,741.3	551,569.2	475,986.9
Basel I Ratio	12.81	14.06	13.97
Basel Principal Capital	11.64	12.87	12.90
Basel Regulatory Capital	14.91	15.25	15.04

(1)	Exposures to credit risk subject to the calculation of the capital requirement using a standardized approach (RWACPAD) are based on the procedures established by Circular Bacen 3,644, dated March 4, 2013 and its subsequent complements through the wording of Circular Bacen 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.
(2)	Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (RWAjur2), price indexes (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified as trading portfolios (RWAacs), and portions for gold exposure and foreign currency transactions subject to foreign exchange (RWAcam).
(3)	Risk Weighted Assets.

Banco Santander, quarterly discloses Pillar III information relating to risk management, Regulatory Capital and Risk Weighted Assets. A report with further details of the structure and methodology will be disclosed on the website www.ri.santander.com.br/ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of adjusted regulatory capital, as per prevailing regulation. Banco Santander classifies for said index. The Bank is following the requirements aforementioned.

Consolidated Financial Statements | December 31, 2021 | F-97

Table of Contents * Values expressed in thousands, except when indicated.

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

The breakdown of the main items of interest and similar charges accrued in 2021, 2020 and 2019 is as follows:

Thousand of reais	2021	2020	2019

Cash and balances with the Brazilian Central Bank	2,581,083	1,552,121	3,827,648
Loans and advances - Credit institutions	5,190,799	1,518,557	3,843,798
Loans and advances - Customers	49,537,564	44,103,997	50,406,078
Debt instruments	19,041,947	13,556,403	13,528,096
Pension Plans	19,613	16,720	27,353
Other interest	1,616,302	2,027,142	1,208,087
Total	77,987,308	62,774,940	72,841,060

32.	Interest expense and similar charges

"Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2021, 2020 and 2019 is as follows:

Thousand of reais	2021	2020	2019

Credit institutions deposits	4,712,388	4,327,276	4,866,357
Customer deposits	13,187,967	7,504,276	14,965,958
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	4,536,849	2,785,942	5,138,306
Debt Instruments Eligible to Compose Capital (note 19)	955,199	909,393	503,541
Pension Plans	248,312	301,389	342,068
Other interest (1)	3,028,127	2,503,953	2,703,723
Total	26,668,842	18,332,228	28,519,953

(1)	It is mainly composed of Expenses with Interest on Repo Agreements

33.	Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2021	2020	2019

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	89,563	30,232	13,398
Financial Assets Measured At Fair Value Through Other Comprehensive Income	477	3,522	5,535
Total	90,040	33,754	18,933

Consolidated Financial Statements | December 31, 2021 | F-98

Table of Contents * Values expressed in thousands, except when indicated.

34.	Fee and commission income

The heading “Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2021	2020	2019

Collection and payment services:
Bills	1,163,616	1,083,262	1,143,229
Demand accounts	2,664,586	2,425,416	2,554,559
Cards (Credit and Debit) and Acquiring Services	5,338,649	6,009,780	6,620,708
Checks and other	127,509	138,483	188,249
Orders	695,293	856,723	720,521
Total	9,989,653	10,513,664	11,227,266

Marketing of non-Banking financial products:
Investment funds	731,817	450,940	725,494
Insurance	3,566,596	3,134,723	3,120,471
Capitalization plans	711,351	634,775	829,852
Total	5,009,764	4,220,438	4,675,817

Securities services:
Securities underwriting and placement	935,464	695,978	721,793
Securities trading	318,590	281,686	186,847
Administration and custody	647,054	495,457	401,310
Asset management	987	1,144	2,291
Total	1,902,095	1,474,265	1,312,241

Other:
Foreign exchange	1,512,326	1,450,636	968,270
Financial guarantees	838,790	728,232	650,241
Other fees and commissions	1,135,461	2,219,472	1,558,623
Total	3,486,577	4,398,340	3,177,134

Total	20,388,089	20,606,707	20,392,458

35.	Fee and commission expense

Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2021	2020	2019

Commissions assigned to third parties (1)	2,743,339	2,685,005	3,639,239
Other fees and commissions	2,371,449	1,693,488	1,040,066
Total	5,114,788	4,378,493	4,679,306
(1)	Composed, mainly, by credit cards.

Consolidated Financial Statements | December 31, 2021 | F-99

Table of Contents * Values expressed in thousands, except when indicated.

36.	Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2021	2020	2019

Financial Assets Measured At Fair Value Through Profit Or Loss	1,555,837	711,949	252,253
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading (1)	3,519,626	12,122,794	2,391,080
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	205,016	172,828	11,501
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(665,853)	(239,054)	(57,522)
Financial Assets available-for-sale
Debt instruments	(432,510)	(207,011)	(46,136)
Equity instruments	(233,344)	(32,043)	(11,386)
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(4,392,844)	229,543	(134,767)
Total	221,782	12,998,060	2,462,545
(1)	Includes the exchange hedge of the Bank’s interest in Cayman (note 23).

37.	Exchange differences (net)

Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2021	2020	2019

Revenue with Exchange variations	196,480,319	78,578,786	23,622,963
Expenses with Exchange Variations	(198,482,605)	(103,279,748)	(26,411,500)
Total	(2,002,286)	(24,700,962)	(2,788,537)

38.	Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2021	2020	2019

Other operating income	914,084	792,639	591,125
Other operating expense	(1,559,663)	(1,237,133)	(1,351,568)
Contributions to fund guarantee of credit - FGC	(473,801)	(428,016)	(347,276)
Total	(1,119,380)	(872,510)	(1,107,719)

39.	Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2021	2020	2019
Wages and salaries	5,905,394	5,730,779	5,876,328
Social security costs	1,153,164	1,222,352	1,276,620
Benefits	1,434,815	1,390,044	1,491,485
Defined benefit pension plans (note 22)	6,415	6,892	10,917
Contributions to defined contribution pension plans	152,156	117,216	131,885
Share-based compensation	24,045	19,348	88,248
Training	54,858	49,037	66,215
Other personnel expenses	294,855	335,814	386,016
Total	9,025,702	8,871,482	9,327,714

Consolidated Financial Statements | December 31, 2021 | F-100

Table of Contents * Values expressed in thousands, except when indicated.

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

b.1) Local and Global Program

				01/01 to 12/31/2021		01/01 to 12/31/2020
Program	Settlement Type	Vesting Period	Period of Exercise
		01/2019 to 12/2021	2022 and 2023	R$ 4,216,667	(*)	R$ 4,916,667
		01/2020 to 12/2022	2023	R$ 3,668,000	(*)	R$ -
		01/2020 to 12/2022	2023 and 2024	R$ 2,986,667	(*)	R$ 9,440,000
		01/2021 to 09/2024	2024	R$ 13,520,000	(*)	R$ -
		01/2021 to 12/2023	2023	R$ 1,834,000	(*)	R$ -
Local	Santander Brasil Bank Shares	07/2019 to 06/2022	2022	111,962	SANB11	109,677	SANB11
		09/2020 to 09/2022	2022	301,583	SANB11	450,738	SANB11
		01/2020 to 09/2023	2023	249,666	SANB11	281,031	SANB11
		01/2021 to 12/2022	2023	177,252	SANB11	-	SANB11
		01/2021 to 12/2023	2024	327,065	SANB11	-	SANB11
		01/2021 to 01/2024	2024	30,545	SANB11	-	SANB11
		01/2020 to 12/2022	2023	309,576	SAN (**)	318,478	SAN (**)
Global	Santander Spain Shares and Options	01/2020 to 12/2022	2023, with limit for options' exercise until 2030	1,618,445	Options s/ SAN (**)	1,664,983	Options s/ SAN (**)
		01/2021 to 12/2023	02/2024	135,632	SAN (**)	-
		01/2021 to 12/2023	02/2024, with limit for options' exercise until 02/2029	404,630	Options s/ SAN (**)	-
				R$ 26,225,334	(*)	R$ 14,356,667	(*)
Balance of Plans on December 31, 2021				1,198,073	SANB11	841,446	SANB11
				445,208	SAN	318,478	SAN
				2,023,075	Options s/ SAN	1,664,983	Options s/ SAN

(*) Plan target in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the quotation of the last 15 trading sessions of the month immediately preceding the grant.

(**) Target of the plan in SAN shares and options, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into Local and Global plans, with specific performance indicators and condition of maintaining the participant's employment relationship until the payment date in order to be entitled to receive.

The calculation of payment for the plans is based on the percentage of achievement of the indicators applied to the reference value (target), with the Local plans being paid in SANB11 units and the Global plans in shares and options of Grupo Santander (SAN).

Each participant has a reference value defined in cash, converted into SANB11 units or into shares and options of Grupo Santander (SAN), normally based on the quotation of the last 15 trading sessions of the month immediately preceding the granting of each plan. At the end of the vesting period, the payment of either the resulting shares in the case of local plans, or the cash value corresponding to the shares/options of the global plans, is made with a 1-year restriction, and this payment is still subject to the application of the Malus clauses /Clawback, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive

Consolidated Financial Statements | December 31, 2021 | F-101

Table of Contents * Values expressed in thousands, except when indicated.

Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

		Consolidated
		01/01 to 12/31/2021	01/01 to 12/31/2020
Program	Settlement Type
Local	Santander Actions (Brazil)	20,720	10,776
Global	Santander Spain shares and stock options	3,534	846

b.2) Variable Remuneration based in shares

The long-term incentive plan (deferral) sets forth the requirements for payment of future deferred installments of variable remuneration, considering the long-term sustainable financial bases, including the possibility of applying reductions or cancellations due to the risks assumed and fluctuations the cost of capital.

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to 12/31/2021	01/01 to 12/31/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	63,658	103,696
Other Employees	Superintendence level employees and other employees with variable remuneration above a minimum amount established	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	111,995	98,069

40.	Other general administrative expenses

a) Breakdown

The detail of other general administrative expenses is as follows:

Thousand of reais	2021	2020	2019

Genreal maintenance expenses	889,077	743,580	748,196
Technology maintenance expenses	2,474,348	2,355,310	2,058,619
Advertising	621,425	654,175	712,855
Communications	353,271	648,856	472,873
Per diems and travel expenses	71,840	68,922	140,016
Taxes other than income tax	202,440	280,098	112,012
Surveillance and cash courier services	597,946	594,953	630,585
Insurance premiums	22,374	16,620	34,778
Specialized and technical services	2,184,139	2,171,460	2,172,567
Technical reports	355,343	319,814	360,990
Others specialized and technical services	1,828,795	1,851,646	1,811,577
Other administrative expenses (1)	873,857	709,504	531,311
Total	8,290,717	8,243,479	7,613,812
(1)	In December 31, 2021, includes mainly Data Processing Expenses in the balance of R$160,716 (2020 – R$176,105 and 2019 - R$67,724), Service Expenses in the balance of R$51,689 (2020 - revenue of R$27,751 and 2019 - R$87,199), Expenses with Benefit Guarantor Fund - FGB R$3,864 (2020 – R$8,478 and 2019 - R$34,996) and Recovery of Charges and Expenses R$378,604 (2020 – R$ 212,850 and 2019 – R$92,408).

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Consolidated Financial Statements | December 31, 2021 | F-102

Table of Contents * Values expressed in thousands, except when indicated.

Millions of Reais	2021	2020	2019

Audit of the annual financial statements of the companies audited by external audit (constant scope of consolidation)	26.3	24.0	25.2

Audit Related	0.2	0.4	0.1
Others	0.4	0.0	0.3
Total	26.9	24.4	25.6

The approximate value of taxes according to law 12,741/2012 totaled R$ 1.9 million (2020 - R$1.5 million e 2019 - R$ 3.6 million).

41.	Gains or losses on non-financial assets and investments, net

The breakdown of the balance of this item is as follows:

Gains (losses) on disposal of assets not classified as non-current assets held for sale the breakdown of the balance

Thousand of reais	2021	2020	2019

Gains	45,780	285,335	55,709
Tangible and intangible assets	45,780	36,778	55,709
Investments	-	248,557	-
Losses	(60,893)	(54,622)	(45,063)
Tangible and intangible assets	(32,863)	(14,517)	(45,063)
Investments	(28,030)	(40,105)	-
Total	(15,113)	230,713	10,646

42.	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

As of December 31, 2021, revenue of R$48 million is mainly composed of revenue of R$101 million from the sale of assets received in the recovery of credits with customers, and as of December 31, 2020, revenue from R$77 million is mainly composed of revenue of R$24 million from the reversal of the provision for losses on other assets and assets, net of the constitution of the provision for the loss of the recoverable value of properties, the constitution of a provision for losses on other assets and R$49 million of income from the sale of assets received in the processes of recovery of credits with customers and on December 31, 2019 mainly includes, R$16 million of expense with the constitution of the provision for impairment of properties, constitution of provision for losses in other values and assets and of R$34 million in income from the sale of assets received in the processes of recovery of credits with customers.

43.	Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete the following table summarizes at December 31, 2021, 2020 and 2019 all of the guarantees.

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

Consolidated Financial Statements | December 31, 2021 | F-103

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	49,391,839	45,930,486	41,870,332
Financial guarantees	33,192,559	32,477,336	29,397,344
Performance guarantees	1,167,603	989,979	1,009,367
Financial letters of credit	14,990,887	12,407,888	11,387,788
Other	40,790	55,283	75,833
Other contingent exposures	4,028,516	2,351,530	2,442,235
Documentary Credits	4,028,516	2,351,530	2,442,235
Total Contingent Liabilities	53,420,355	48,282,016	44,312,567

Commitments
Loan commitments drawable by third parties (1)	145,958,258	131,706,433	125,876,671
Total Commitments	145,958,258	131,706,433	125,876,671

Total	199,378,613	179,988,449	170,189,238
(1)	Includes the approved limits and unused overdraft, credit card and others.

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

Performance guarantees are issued to guaranteed clients obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments draw able by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1-year facilities subject to information requirements to be provided by Banks´s clients.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of Bank´s clients are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned clients is checked as well as the probability of those guarantees to be executed. In case that any doubt on the client’s solvency may arise, we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.i.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$ 382,255 (2020 - R$ 356,226 and 2019 - R$ 285,218 ).

b) Off-balance funds under management

Banco Santander has under its management investment funds for which it does not hold any substantial participation interests and does not act as principal over the funds, and it does not own any shares of such funds. Based on the contractual relationship governing the management of such funds, third parties who hold the participation interests in such funds are those who are exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund. Moreover, though Santander Brasil acts as fund manager, in analyzing the fund manager’s remuneration regime, the remuneration regime is proportionate to the service rendered, and therefore does not create exposure of such importance to indicate that the fund manager is acting as the principal (Note 2.v).

Consolidated Financial Statements | December 31, 2021 | F-104

Table of Contents * Values expressed in thousands, except when indicated.

The funds managed by Banco Santander not recorded in the balance sheet are as follows:

Thousand of reais	2021	2020	2019

Funds under management	2,770,684	2,716,477	2,034,999
Managed Funds	192,927,475	191,873,169	230,199,261
Total	195,698,159	194,589,646	232,234,260

c) Third-party securities held in custody

On December 31, 2021, the Bank held in custody debt securities and equity instruments totaling R$ 37,998,502 (2020 - R$35,519,498 e 2019 - R$27,283,548) entrusted to it by third parties.

d) Residual maturity

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

							2021
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	15,430,680	1,226,521	-	-	-	-	16,657,201
Debt instruments	1,612,213	119,780,229	20,352,554	5,834,524	38,904,369	38,728,334	225,212,223
Equity instruments	-	-	-	-	-	2,527,504	2,527,504
Loans and amounts due from credit institutions	80,355,763	2,717,359	1,748,733	10,827,639	15,057	203	95,664,754
Loans and advances to customer	70,399,332	82,203,458	84,986,074	152,608,938	31,902,231	42,744,009	464,844,042
Derivatives	-	8,667,809	2,836,098	1,645,538	5,989,792	2,000,686	21,139,923
Total	167,797,988	214,595,376	109,923,459	170,916,639	76,811,449	86,000,736	826,045,647

							2021
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	10,052,363	60,636,478	39,748,331	6,681,493	1,656,909	2,230,335	121,005,909
Customer deposits(1)	86,051,583	79,687,549	56,178,087	163,641,875	83,326,774	75,201	468,961,069
Marketable debt securities (1)	-	28,052,200	5,038,906	35,844,265	9,341,229	760,192	79,036,792
Debt Instruments Eligible to Compose Capital	-	5,552,801	-	14,088,607	-	-	19,641,408
Other financial liabilities	3,935,498	10,732,613	19,132,399	35,107,790	-	-	68,908,300
Short positions	-	12,780,559	-	-	-	-	12,780,559
Derivatives	641,571	7,239,697	2,503,888	9,117,265	3,773,251	1,343,309	24,618,981
Total	100,681,015	204,681,897	122,601,611	264,481,295	98,098,163	4,409,037	794,953,018
Difference (assets less liabilities)	67,116,973	9,913,479	(12,678,152)	(93,564,656)	(21,286,714)	81,591,699	31,092,629

Consolidated Financial Statements | December 31, 2021 | F-105

Table of Contents * Values expressed in thousands, except when indicated.

							2020
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	7,373,662	12,775,063	-	-	-	-	20,148,725
Debt instruments	432,579	13,195,527	33,903,698	64,225,680	70,182,705	48,162,275	230,102,464
Equity instruments	-	-	-	-	-	2,329,361	2,329,361
Loans and amounts due from credit institutions	57,722,384	2,777,562	36,783,150	15,155,444	363,135	48,101	112,849,776
Loans and advances to customer	29,385,631	80,281,579	93,750,065	98,550,271	47,160,700	44,639,790	393,768,036
Derivatives	-	14,558,434	1,994,418	4,103,735	1,869,509	3,721,418	26,247,514
Total	94,914,256	123,588,165	166,431,331	182,035,130	119,576,049	98,900,945	785,445,876

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	-	83,922,876	43,315,412	3,764,159	-	654,516	131,656,962
Customer deposits(1)	85,433,287	139,191,140	121,804,752	62,768,886	36,578,335	37,572	445,813,972
Marketable debt securities(1)	-	8,815,410	18,736,230	28,158,133	747,340	418,401	56,875,514
Debt Instruments Eligible to Compose Capital	-	220,425	-	12,899,235	-	-	13,119,660
Other financial liabilities	23,352	21,858,532	20,730,398	17,203,162	4,787	2,452	59,822,683
Short positions	-	45,807,946	-	-	-	-	45,807,946
Derivatives	-	2,046,924	1,973,701	5,387,607	7,744,145	12,204,455	29,356,832
Total	85,456,639	301,863,252	206,560,493	130,181,182	45,074,607	13,317,396	782,453,569
Difference (assets less liabilities)	9,457,617	(178,275,087)	(40,129,162)	51,853,948	74,501,441	85,583,548	2,992,307

Consolidated Financial Statements | December 31, 2021 | F-106

Table of Contents * Values expressed in thousands, except when indicated.

							2019
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash and balances with the Brazilian Central Bank	6,549,535	13,577,829	-	-	-	-	20,127,364
Debt instruments	7,747,516	1,174,094	22,926,088	45,058,398	35,118,355	61,307,478	173,331,929
Equity instruments	-	-	-	-	-	2,358,229	2,358,229
Loans and amounts due from credit institutions	69,135,371	1,943,291	21,064,571	14,525,161	2,411,265	153,469	109,233,128
Loans and advances to customer	9,451,762	84,839,695	43,180,508	89,624,089	34,092,967	65,510,459	326,699,480
Derivatives	6,806,370	1,893,308	2,649,730	1,921,248	1,950,678	3,599,566	18,820,900
Total	99,690,554	103,428,217	89,820,897	151,128,896	73,573,264	132,929,201	650,571,030

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	390,626	16,584,181	49,097,816	25,655,631	4,877,076	2,666,086	99,271,415
Customer deposits(1)	69,048,756	130,872,214	76,244,908	43,395,748	16,923,318	29,654	336,514,597
Marketable debt securities(1)	-	10,675,356	695,071	37,268,809	3,900,484	21,162,755	73,702,474
Debt Instruments Eligible to Compose Capital	-	170,939	-	10,005,022	-	-	10,175,961
Other financial liabilities	10,334	24,360,724	14,509,911	16,678,725	4,717	1,543	55,565,954
Financial liabilities held for trading:
Short positions	-	4,748,545	1,554,274	1,256,416	3,747,700	12,528,718	23,835,653
Derivatives	6,776,746	4,345,286	406,383	3,071,989	2,502,040	3,702,699	20,805,143
Total	76,226,462	191,757,244	142,508,362	137,332,340	31,955,334	40,091,454	621,496,030
Difference (assets less liabilities)	23,464,093	(88,329,028)	(52,687,465)	13,796,556	41,617,931	92,837,747	30,699,834

(1)	Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2021		2020		2019
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and reserves at the Central Bank of Brazil	10,851,016	-	15,835,124	-	15,359,225	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	2,587,588	21,784,041	27,012,315	7,867,168	3,349,879	3,210,360
Financial assets measured at fair value through other comprehensive income	17,102,273	-	17,062,156	-	20,386,034	-
Financial assets/liabilities measured at amortized cost	70,283,097	86,184,330	52,002,476	118,142,613	68,996,884	44,140,284
Total	100,823,974	107,968,371	111,912,070	126,009,781	108,092,022	47,350,644

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

Consolidated Financial Statements | December 31, 2021 | F-107

Table of Contents * Values expressed in thousands, except when indicated.

The total of the future minimum payments of non-cancellable operating leases is shown below:

	2021	2020	2019

Up to 1 Year	715,576	670,619	651,207
Between1 to 5 Years	1,420,853	1,607,995	1,492,289
More than 5 Years	181,417	171,420	147,125
	2,317,846	2,450,034	2,290,621

Additionally, Banco Santander has contracts for a matures indeterminate, totaling R$801 (2020 - R$880 and 2019 - R$918) monthly rent corresponding to the contracts with this feature. Payment of leases recognized as expenses in 2021 fiscal year were R$369,482 (2020 - R$358,656 and 2019 R$700,958).

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

g) Contingent assets

On December 31, 2021, 2020 and 2019 no contingent assets were recorded.

h) COVID- 19

Since the Pandemic in 2000, the Bank has monitored its effects on the quality of the credit portfolio and the beginning of the continuity of its results. Strategic initiatives were implemented in a timely manner, sufficient to mitigate the impacts against the scenario of increased default events due to the pandemic.

Management procedures were structured in line with the guidelines and measures of the Federal Government through the National Monetary Council and the Central Bank of Brazil to mitigate the impacts caused by COVID-19, such as: (a) measures to facilitate the renegotiations of the credit operations without increasing provisions, (b) reduction of capital requirements, in order to expand the granting of credit by the Financial System and (c) reduction of compulsory reserve rates, to improve liquidity conditions.

The Bank, awareness of its responsibilities, availability of changes, changes in classification, availability of new products, reinforced credit in segments and more impacts and preventive recovery and collection actions. These actions carried out as a result of alerts were identified by the constant monitoring of the portfolio.

The operations benefiting from amendments made, in general, had a grace period of 60 days with the possibility of extending it for another month for individual customers. In the case of legal entities, extensions were granted with a grace period of up to 6 months in line with the BNDES (National Bank for Economic and Social Development).

These measures made it possible to extend operations in good standing, with temporary criteria for classifying problem assets and restructurings, as well as allowing the maintenance of the classifications of credit operations, extended until December 2020.

During the period of extensions, the actions adopted by the Bank benefited 1,728,197 customers, R$40,592 million in extended credit, equivalent to 9.72% of the total credit portfolio for the year. Of the total extensions that expired on December 31, 2020 of R$37,538 million, R$28,348 million were in stage 1, R$6,608 million were in stage 2 and R$2,567 million were in stage 3.

In order to face the scenario of uncertainty and increase in delinquency, in 2020 the Bank constituted an additional provision in the amount of R$3,200,000. This provision was calculated based on the analysis of potential macroeconomic effects and considered quantitative and qualitative indicators, as well as the identification of risks and a collective assessment of exposures.

Throughout 2021, follow-ups were carried out until the end of grace periods and extension actions with the resumption of operations added to the standard model of credit management adopted by the bank. In this sense, the macroeconomic scenarios were updated in the process of measuring credit risk provisions, as well as identifying the credit portfolios impacted by the pandemic, using the total balance of additional provisions constituted in 2020 to absorb the need to increase expected losses from credit.

To estimate the expected loss, Santander Brasil uses prospective information. Three macroeconomic scenarios are considered, being Base, Pessimistic and Optimistic scenarios. For the elaboration of the methodology, the 5-year evolution of the following main macroeconomic indicators was considered:

	Pessimistic Scenarios					Base Scenarios					Optimistic Scenarios

Variables	2021	2022	2023	2024	2025	2021	2022	2023	2024	2025	2021	2022	2023	2024	2025
Interest rate	7.3%	14.3%	13.0%	13.0%	13.0%	7.3%	7.3%	6.5%	6.5%	6.5%	7.3%	5.5%	5.5%	4.0%	4.0%
Unemployment	14.4%	16.3%	18.2%	18.5%	18.2%	14.4%	13.8%	12.9%	12.1%	11.3%	14.4%	11.4%	9.1%	8.5%	7.9%
Housing Prices	9.0%	2.2%	2.2%	2.1%	2.0%	9.0%	9.2%	9.0%	8.6%	8.3%	9.0%	13.8%	13.4%	12.9%	12.5%
GDP growth	5.6%	-3.5%	-2.0%	0.2%	0.2%	5.6%	2.7%	2.2%	2.0%	2.0%	5.6%	6.5%	4.0%	4.0%	4.0%
Income Commitment	31.7%	38.2%	38.9%	39.1%	38.9%	31.7%	32.7%	34.6%	35.1%	35.6%	31.7%	29.1%	29.2%	29.3%	29.1%

In the process of estimating the expected loss, a weight is assigned to each scenario, with greater relevance being attributed to the base scenario (80%), while lower weights are attributed to the pessimistic (10%) and optimistic (10%) scenarios . The weights assigned to the scenarios in the last 3 years are as follows:

Macroeconomic scenario

Ponderations	2021	2020	2019
Pessimistic Scenarios	10%	10%	10%
Base Scenarios	80%	80%	80%
Optimistic Scenarios	10%	10%	10%

Consolidated Financial Statements | December 31, 2021 | F-108

Table of Contents * Values expressed in thousands, except when indicated.

44.	Business segment reporting

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

Consolidated Financial Statements | December 31, 2021 | F-109

Table of Contents * Values expressed in thousands, except when indicated.

The Bank operates in Brazil and abroad, through the Cayman branch, Luxembourg branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

Thousand of reais	2021

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	46,236,026	5,082,440	51,318,466
Income from equity instruments	10,216	79,824	90,040
Income from companies accounted for by the equity method	105,403	38,781	144,184
Net fee and commission income	13,285,099	1,988,202	15,273,301
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,433,236)	(347,268)	(1,780,504)
Other operating expense (net)	(974,391)	(144,989)	(1,119,380)
TOTAL INCOME	57,229,117	6,696,990	63,926,107
Personnel expenses	(8,220,544)	(805,158)	(9,025,702)
Other administrative expenses	(7,697,346)	(593,371)	(8,290,717)
Depreciation and amortization	(2,342,639)	(91,282)	(2,433,921)
Provisions (net)	(2,176,774)	(2,643)	(2,179,417)
Impairment losses on financial assets (net)	(17,169,630)	56,896	(17,112,734)
Impairment losses on non-financial assets (net)	(163,935)	(1,864)	(165,799)
Other non-financial gains (losses)	32,512	-	32,512
OPERATING PROFIT BEFORE TAX (1)	19,490,761	5,259,568	24,750,329
Currency Hedge(1)	2,511,980	-	2,511,980
ADJUSTED OPERATING INCOME BEFORE TAX (1)	22,002,741	5,259,568	27,262,309

Thousand of reais	2020

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	41,457,352	2,985,361	44,442,713
Income from equity instruments	3,617	30,137	33,754
Income from companies accounted for by the equity method	84,051	28,210	112,261
Net fee and commission income	14,405,280	1,822,934	16,228,214
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(13,515,305)	1,812,403	(11,702,902)
Other operating expense (net)	(767,088)	(105,422)	(872,510)
TOTAL INCOME	41,667,906	6,573,623	48,241,529
Personnel expenses	(8,139,785)	(731,697)	(8,871,482)
Other administrative expenses	(7,634,670)	(608,808)	(8,243,478)
Depreciation and amortization	(2,488,517)	(90,610)	(2,579,127)
Provisions (net)	(1,638,787)	(17,759)	(1,656,546)
Impairment losses on financial assets (net)	(17,379,570)	(70,619)	(17,450,189)
Impairment losses on non-financial assets (net)	(28,403)	(56,504)	(84,907)
Other non-financial gains (losses)	308,176	-	308,176
OPERATING PROFIT BEFORE TAX (1)	4,666,350	4,997,625	9,663,975
Currency Hedge(1)	13,583,011	-	13,583,011
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,249,361	4,997,625	23,246,986

Consolidated Financial Statements | December 31, 2021 | F-110

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2019

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	42,043,774	2,277,333	44,321,107
Income from equity instruments	4,864	14,069	18,933
Income from companies accounted for by the equity method	149,488	-	149,488
Net fee and commission income	13,923,272	1,789,880	15,713,152
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,541,343)	1,215,351	(325,992)
Other operating expense (net)	(1,069,052)	(38,668)	(1,107,720)
TOTAL INCOME	53,511,003	5,257,965	58,768,968
Personnel expenses	(8,554,254)	(773,460)	(9,327,714)
Other administrative expenses	(7,139,828)	(473,984)	(7,613,812)
Depreciation and amortization	(2,297,010)	(94,847)	(2,391,857)
Provisions (net)	(3,668,709)	(12,877)	(3,681,586)
Impairment losses on financial assets (net)	(13,423,361)	53,455	(13,369,906)
Impairment losses on non-financial assets (net)	(73,216)	(58,219)	(131,435)
Other non-financial gains (losses)	20,489	-	20,489
OPERATING PROFIT BEFORE TAX (1)	18,375,114	3,898,033	22,273,147
Currency Hedge(1)	1,264,279	-	1,264,279
ADJUSTED OPERATING INCOME BEFORE TAX (1)	19,639,393	3,898,033	23,537,426
(1)	Includes, in the Commercial Bank, the currency hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under “on financial assets and liabilities "fully offset in the line of Taxes

Consolidated Financial Statements | December 31, 2021 | F-111

Table of Contents * Values expressed in thousands, except when indicated.

	2021
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	838,267,118	92,941,277	931,208,396
Loans and advances to customers	394,086,048	70,757,994	464,844,042
Customer deposits	344,180,608	124,780,461	468,961,069

	2020
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	837,339,314	96,239,065	933,578,379
Loans and advances to customers	317,553,409	76,214,628	393,768,037
Customer deposits	322,328,033	123,485,939	445,813,972

	2019
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	675,514,634	85,097,984	760,612,618
Loans and advances to customers	259,644,994	67,054,486	326,699,480
Customer deposits	253,313,187	83,201,410	336,514,597

45.	Related party transactions

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

a) Key-person management compensation

The Bank's Board of Directors' Meeting held on March 26, 2021 approved, in accordance with the favorable recommendation of the Compensation Committee, the proposal for the maximum global compensation for Managers (Board of Directors and Executive Board) for the year of 2021, in the amount of up to R$433,940, covering fixed, variable and share-based compensation and other benefits. The proposal was discussed at the Annual General Meeting (AGM) to be held on April 30, 2021.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Consolidated Financial Statements | December 31, 2021 | F-112

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021	2020	2019

Fixed Compensation	96,544	90,889	89,518
Variable Compensation - in cash	115,627	83,352	70,816
Variable Compensation - in shares	94,607	81,306	80,832
Others (1)	67,883	47,832	46,937
Total Short-Term Benefits	374,661	303,379	288,103
Variable Compensation - in cash	101,837	98,407	92,704
Variable Compensation - in shares	109,918	97,729	102,046
Total Long-Term Benefits	211,755	196,136	194,750
Total (2)	586,416	499,515	482,853

Additionally, in the exercise ended on December 31, 2021, withholding taxes were collected on management compensation in the amount of R$32,086 (2020 - R$29,162 and 2019 - R$33,912).

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

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2021, 2020 and 2019:

	2021
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,374	9.9%
Total	3,802,940	99.6%	3,664,081	99.6%	7,467,019	99.5%
Treasury shares	15,755	0.4%	15,755	0.4%	31,510	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,529	100.0%
Free Float (2)	357,830	9.4%	385,544	10.5%	743,374	9.9%

	2020
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.04%
Employees	2,046	0.1%	2,046	0.1%	4,092	0.05%
Directors (*)	4,034	0.1%	4,034	0.1%	8,067	0.11%
Others	353,616	9.3%	381,420	10.4%	735,036	9.8%
Total	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

Consolidated Financial Statements | December 31, 2021 | F-113

Table of Contents * Values expressed in thousands, except when indicated.

	2019
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Grupo Empresarial Santander, S.L. (1)	1,107,673	29.0%	1,019,645	27.7%	2,127,318	28.4%
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Banco Santander, S.A. (1)	521,964	13.7%	519,268	14.1%	1,041,232	13.9%
Employees	2,526	0.1%	2,533	0.1%	5,059	0.1%
Administrators (*)	4,525	0.1%	4,524	0.1%	9,049	0.1%
Others	355,722	9.3%	383,519	10.4%	739,241	9.9%
Total	3,801,993	99.6%	3,663,133	99.5%	7,465,126	99.6%
Treasury shares	16,702	0.4%	16,702	0.5%	33,404	0.4%
Total	3,818,695	100.0%	3,679,835	100.0%	7,498,530	100.0%
Free Float (2)	358,248	9.4%	386,053	10.5%	744,301	9.9%

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

Consolidated Financial Statements | December 31, 2021 | F-114

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of reais	2021
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	895,492	3,347	32,135,748
Financial assets for trading	(3,043,904)	-	(73,209)
Banco Santander, S.A. – Espanha (1)	(3,043,904)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	241,716
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(1,241,109)
Apolo Fundo de Investimento em Direitos Creditórios	-	-	955,737
FIDC Venda de Veículos	-	-	(29,553)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	3,930,078	850	27,590,541
Banco Santander, S.A. – Espanha (3)	3,930,078	-	-
PSA Corretora de Seguros e Serviços Ltda.	-	-	48
Santander Bank, National Association	-	-	8,538,165
Banco Santander Totta, S.A. (2)	-	-	950
Santander Bank Polska S.A. (2)	-	-	99
Santander UK plc	-	-	171,920
Banco Santander, S.A. – México (2)	-	-	21,123
Banco RCI Brasil S.A.	-	850	-
Hyundai Corretora de Seguros Ltda.	-	-	3
Santander Global Technology, S.L., SOCI	-	-	192
Getnet S.A.	-	-	18,858,041
Loans and advances to customers	109	-	3,570,635
Webmotors S.A.	-	-	21,763
Banco Santander Espanha (1)	109	-	-
Santander Tecnología México, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda.	-	-	169
Gestora de Inteligência de Crédito	-	-	67,511
Loop Gestão de Pátios S.A.	-	-	9,861
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	191
Getnet S.A.	-	-	3,450,923
Car10 Tecnologia e Informação S.A.	-	-	38
Key Management Personnel (5)	-	-	20,034
Other Assets	9,209	2,497	1,048,039
Banco Santander, S.A. – Espanha (1)	9,209	-	-
Banco RCI Brasil S.A.	-	2,497	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	965,926
Getnet S.A.	-	-	15
Others	-	-	82,098
Guarantees and Limits	-	-	(258)
Key Management Personnel (5)	-	-	(258)

Liabilities	(25,832,894)	(63,599)	(9,602,791)
Deposits of Brazil Central Bank and deposits of credit institutions	(11,178,490)	(63,599)	(7,802,709)
Banco Santander, S.A. – Espanha (1)	(11,178,490)	-	-
Banco RCI Brasil S.A.	-	(63,599)	-
Santander Caceis Brasil DTVM S.A.(2)	-	-	(722,222)
Getnet S.A.	-	-	(7,079,955)
Others	-	-	(532)
Securities	-	-	(128,593)
Key Management Personnel (5)	-	-	(128,593)
Customer deposits	-	-	(828,107)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(63,864)
Santander Brasil Gestão de Recursos Ltda.	-	-	(44,141)
Webmotors S.A.	-	-	(3,744)
Santander Caceis Brasil DTVM S.A.	-	-	(562)
Gestora de Inteligência de Crédito	-	-	(36,097)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(21,725)
Getnet S.A.	-	-	(372,151)
Key Management Personnel (5)	-	-	(28,672)
Others	-	-	(257,151)
Other financial liabilities - Dividends and interest on capital Payable	(564,786)	-	-
Banco Santander Espanha	(73)	-	-
Grupo Empresarial Santander, S.L. (1)	(464,295)	-	-
Sterrebeeck B.V. (1)	(100,418)	-	-
Other Payables	(1,011)	-	(843,382)
Banco Santander Espanha (1)	(1,011)	-	-
Santander Caceis Brasil DTVM S.A.	-	-	(12,286)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(28,801)
Getnet S.A.	-	-	(123,863)
Key Management Personnel (5)	-	-	(664,264)
Others	-	-	(14,168)
Debt Instruments Eligible to Compose Capital	(14,088,607)	-	-
Banco Santander Espanha (1)	(14,088,607)	-	-

Consolidated Financial Statements | December 31, 2021 | F-115

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of Reais	2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	2,966,012	3,589,575	8,962,950
Financial assets for trading - Derivatives net	(1,326,965)	-	(2,527,296)
Banco Santander, S.A. – Espanha (1)	(1,326,965)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A. (2)	-	-	(211,154)
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(2,316,142)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	4,240,680	3,587,028	10,446,557
Banco Santander, S.A. – Espanha (3)	4,240,680	-	-
PSA Corretora de Seguros e Serviços Ltda.	-	-	113
Santander Digital Assets, SL	-	-	8,105
Santander Bank, National Association	-	-	10,315,450
Banco Santander Totta, S.A. (2)	-	-	1,250
Bank Zachodni (2)	-	-	171
Santander UK plc	-	-	92,703
Banco Santander, S.A. – México (2)	-	-	27,993
Banco RCI Brasil S.A.	-	3,587,028	-
Hyundai Corretora de Seguros Ltda.	-	-	3
Integry Tecnologia e Serviços A.H.U Ltda.	-	-	45
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	532
Santander Global Technology, S.L., SOCI	-	-	192
Loans and advances to customers	-	-	998,063
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	823,467
Zurich Santander Brasil Seguros S.A. (4)	-	-	57,081
Webmotors S.A.	-	-	18,455
Banco Santander Espanha (1)	-	-	224
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda.	-	-	169
Gestora de Inteligência de Crédito	-	-	66,667
Loop Gestão de Pátios S.A.	-	-	11,966
Key Management Personnel (5)	-	-	19,889
Other Assets	52,297	2,547	34,589
Banco Santander, S.A. – Espanha (1)	52,297	-	-
Banco RCI Brasil S.A.	-	2,547	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	34,589
Guarantees and Limits	-	-	11,038
Key Management Personnel (5)	-	-	11,038

Liabilities	(24,084,795)	(226,046)	(1,779,587)
Deposits of Brazil Central Bank and deposits of credit institutions	(10,456,623)	(226,046)	(37,214)
Banco Santander, S.A. – Espanha (1)	(10,456,623)	-	-
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(36,390)
Loop Gestão de Pátios S.A.	-	-	(824)
Banco RCI Brasil S.A.	-	(226,046)	-
Securities obligations	-	-	(117,368)
Key Management Personnel (5)	-	-	(117,368)
Customer deposits	-	-	(869,888)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(64,836)
Santander Brasil Gestão de Recursos Ltda.	-	-	(335)
Webmotors S.A.	-	-	(1,411)
Santander Caceis Brasil DTVM S.A.	-	-	(581,543)
Santander Brasil Asset (2)	-	-	(100)
Gestora de Inteligência de Crédito	-	-	(149,257)
Key Management Personnel (5)	-	-	(36,762)
Others	-	-	(35,644)
Other financial liabilities - Dividends and interest on capital Payable	(508,491)	-	-
Banco Santander Espanha	(195)	-	-
Grupo Empresarial Santander, S.L. (1)	(239,890)	-	-
Sterrebeeck B.V. (1)	(268,406)	-	-
Other Payables	(21)	-	(755,117)
Banco Santander Espanha (1)	(21)	-	-
Santander Brasil Asset (2)	-	-	(95)
Santander Caceis Brasil DTVM S.A.	-	-	(9,373)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(78,686)
Key Management Personnel (5)	-	-	(633,276)
Others	-	-	(33,687)
Debt Instruments Eligible to Compose Capital	(13,119,660)	-	-
Banco Santander Espanha (1)	(13,119,660)	-	-

Consolidated Financial Statements | December 31, 2021 | F-116

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of Reais	2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	5,294,152	4,387,013	874,668
Financial assets for trading - Derivatives net	(763,547)	-	(113,931)
Banco Santander, S.A. – Espanha (1)	(763,547)	-	-
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(113,931)
Loans and other values with credit institutions - Cash and overnight operations in foreign currency	5,896,120	-	70,261
Banco Santander, S.A. – Espanha (3)	5,896,120	-	-
Banco Santander Totta, S.A. (2)	-	-	7,921
Bank Zachodni (2)	-	-	94
Santander UK plc	-	-	16,701
Banco Santander, S.A. – México (2)	-	-	45,545
Loans and advances to customers	912	20,367	884,696
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	814,320
Zurich Santander Brasil Seguros S.A.	-	-	58,778
Webmotors S.A.	-	20,367	-
Banco Santander Espanha (1)	912	-	-
Isban Mexico, S.A. de C.V.	-	-	122
Gesban Servicios Administrativos Globales, S.L.	-	-	23
Santander Brasil Gestão de Recursos Ltda.	-	-	169
Key Management Personnel (5)	-	-	11,284
Loans and other values with credit institutions (1)	86,638	4,365,518	192
Banco Santander, S.A. – Espanha (1)	86,638	-	-
Banco RCI Brasil S.A.	-	4,365,518	-
Santander Global Technology, S.L., SOCI	-	-	192
Other Assets	74,029	1,128	28,476
Banco Santander, S.A. – Espanha (1)	74,029	-	-
Banco RCI Brasil S.A.	-	1,128	-
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	28,476
Guarantees and Limits	-	-	4,974
Key Management Personnel (5)	-	-	4,974

Liabilities	(17,105,753)	(169,103)	(1,529,828)
Deposits of Brazil Central Bank and deposits of credit institutions	(42,060)	(167,017)	(20,571)
Banco Santander, S.A. – Espanha (1)	(42,060)	-	-
Santander FI Santillana Multimercado Crédito Privado (2)	-	-	(20,571)
Banco RCI Brasil S.A.	-	(167,017)	-
Bonds and securities	-	-	(89,074)
Key Management Personnel (5)	-	-	(89,074)
Customer deposits	-	(2,086)	(1,008,416)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(199,934)
Santander Brasil Gestão de Recursos Ltda	-	-	(332,916)
Webmotors S.A.	-	(2,082)	-
Santander Caceis Brasil DTVM S.A.	-	-	(404,427)
Santander Brasil Asset (2)	-	-	(16,762)
Key Management Personnel (5)	-	-	(36,104)
Others	-	(4)	(18,273)
Other financial liabilities - Dividends and interest on capital payable	(6,874,602)	-	(12,226)
Banco Santander, S.A. – Espanha (1)	(1,067,623)	-	-
Grupo Empresarial Santander, S.L. (1)	(2,177,207)	-	-
Sterrebeeck B.V. (1)	(3,629,772)	-	-
Banco Madesant (2)	-	-	(1,948)
Key Management Personnel (5)	-	-	(10,278)
Other Payables	(13,130)	-	(399,541)
Banco Santander, S.A. – Espanha (1)	(13,130)	-	-
Santander Brasil Asset	-	-	(7,203)
Santander Caceis Brasil DTVM S.A.	-	-	(5,066)
Zurich Santander Brasil Seguros e Previdência S.A. (4)	-	-	(21,219)
Key Management Personnel (5)	-	-	(357,249)
Others	-	-	(8,804)
Debt Instruments Eligible to Compose Capital	(10,175,961)	-	-
Banco Santander, S.A. – Espanha (1)	(10,175,961)	-	-

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

(3) As of December 31, 2021, it refers to cash and cash equivalents in the amount of R$1,476,611 (2020 – R$ 2,459,371).

(4) Significant influence of Banco Santander Espanha.

(5) The balance with key management personnel refers to operations contracted prior to the term of the mandates.

Consolidated Financial Statements | December 31, 2021 | F-117

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of Reais	2021
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(2,896,127)	37,036	1,622,821
Interest and similar income - Loans and amounts due from credit institutions	7,534	-	77,832
Banco Santander Espanha	7,534	-	-
Apolo Fundo de Investimento em Direitos Creditórios	-	-	76,004
Key Management Personnel	-	-	1,828
Guarantees and Limits	-	-	45
Key Management Personnel	-	-	45
Interest expense and similar charges - Customer deposits	-	-	(634,659)
Santander Brasil Gestão de Recursos Ltda.	-	-	(1,159)
Gestora de Inteligência de Crédito	-	-	(2,354)
Webmotors S.A.	-	-	(233)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(6,916)
Getnet S.A.	-	-	(23,448)
Banco Santander (Suisse), S.A.	-	-	(1,437)
Key Management Personnel	-	-	(594,194)
Others	-	-	(4,918)
Interest expense and similar charges - Deposits from credit institutions	(122,318)	-	(4,652)
Banco Santander – Espanha	(122,318)	-	-
Santander FI Santillana Multimercado Crédito Privado (1)	-	-	(30,024)
Santander Caceis Brasil DTVM S.A. (2)	-	-	25,372
Fee and commission income (expense)	-	37,036	3,511,120
Banco RCI Brasil S.A.	-	37,036	-
Banco Santander International	-	-	43,375
Zurich Santander Brasil Seguros S.A.	-	-	118,324
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	3,200,930
Getnet S.A.	-	-	145,554
Key Management Personnel	-	-	399
Others	-	-	2,538
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(2,560,112)	-	(769,218)
Banco Santander, S.A. Espanha	(2,560,112)	-	-
Santander FI Santillana Multimercado Crédito Privado	-	-	(3,666)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(29,413)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(152,376)
Zurich Santander Brasil Seguros S.A. (3)	-	-	310,706
Getnet S.A.	-	-	(881,699)
Key Management Personnel	-	-	(13,083)
Others	-	-	313
Administrative expenses and Amortization	(221,231)	-	(558,452)
Banco Santander, S.A. Espanha	(221,231)	-	-
ISBAN Chile S.A.	-	-	(4)
Aquanima Brasil Ltda.	-	-	(29,526)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(45,196)
Santander Global Technology, S.L., SOCI	-	-	(446,313)
Getnet S.A.	-	-	(2,092)
Others	-	-	(35,321)
Others Administrative expenses - Donation	-	-	805
Fundação Sudameris	-	-	805

Consolidated Financial Statements | December 31, 2021 | F-118

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of Reais	2020
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(2,164,484)	204,209	1,442,100
Interest and similar income - Loans and advances to customers	13,934	185,646	1,485
Banco Santander Espanha	13,934	-	-
Banco RCI Brasil S.A.	-	185,646	-
Key Management Personnel	-	-	1,485
Guarantees and Limits	-	-	61
Key Management Personnel	-	-	61
Interest expense and similar charges - Customer deposits	-	-	(19,215)
Santander Brasil Gestão de Recursos Ltda.	-	-	(5,664)
Gestora de Inteligência de Crédito	-	-	(1,039)
Webmotors S.A.	-	-	(2)
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	(7,198)
Key Management Personnel	-	-	(4,657)
Others	-	-	(655)
Interest expense and similar charges - Deposits from credit institutions	(569,355)	(6,226)	(15,032)
Banco Santander Espanha	(569,355)	-	-
Banco RCI Brasil S.A.	-	(6,226)	-
SAM Brasil Participações	-	-	(3)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(14,645)
Santander Asset Management, S.A. SGIIC.	-	-	(384)
Fee and commission income (expense)	(2,002)	24,789	3,092,951
Banco Santander Espanha	(2,002)	-	-
Banco RCI Brasil S.A.	-	24,789	-
Banco Santander International	-	-	45,261
Webmotors S.A.	-	-	223
Zurich Santander Brasil Seguros S.A.	-	-	321,008
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,706,398
Key Management Personnel	-	-	308
Others	-	-	19,753
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(541,693)	-	(413,101)
Banco Santander, S.A. Espanha	(541,693)	-	-
Santander FI Santillana Multimercado Crédito Privado	-	-	(396,689)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(4,662)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(17,344)
Key Management Personnel	-	-	180
Others	-	-	5,414
Administrative expenses and Amortization	(202,787)	-	(1,354,006)
Banco Santander, S.A. Espanha	(202,787)	-	-
ISBAN Chile S.A.	-	-	(20)
Aquanima Brasil Ltda.	-	-	(52,431)
TECBAN - Tecnologia Bancária Brasil	-	-	(364,349)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(46,813)
Santander Global Technology, S.L., SOCI	-	-	(358,364)
Key Management Personnel	-	-	(499,514)
Others	-	-	(32,515)
Others Administrative expenses - Donation	-	-	(19,630)
Santander Cultural	-	-	(330)
Fundação Santander	-	-	(1,600)
Instituto Escola Brasil	-	-	(700)
Fundação Sudameris	-	-	(17,000)
Result on the sale of assets not classified as assets held for sale	-	-	168,588
Super Pagamentos e Administração de Meios Eletrônicos S.A.	-	-	168,588
Debt Instruments Eligible to Compose Capital	(862,581)	-	-
Banco Santander Espanha	(862,581)	-	-

Consolidated Financial Statements | December 31, 2021 | F-119

Table of Contents * Values expressed in thousands, except when indicated.

Thousand of Reais	2019
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(1,458,386)	226,141	1,254,022
Interest and similar income - Loans and advances to customers	219,060	437,322	630
Interest and similar income - Loans and amounts due from credit institutions	109,530	218,661	630
Banco Santander Espanha	109,530	-	-
Banco RCI Brasil S.A.	-	218,661	-
Key Management Personnel	-	-	630
Guarantees and Limits	-	-	24
Key Management Personnel	-	-	24
Interest expense and similar charges - Customer deposits	-	(25)	(27,433)
Santander Brasil Gestão de Recursos Ltda.	-	-	(16,387)
Gestora de Inteligência de Crédito	-	-	(3,275)
Webmotors S.A.	-	(25)	-
Key Management Personnel	-	-	(7,747)
Others	-	-	(24)
Interest expense and similar charges - Deposits from credit institutions	(174)	(3,375)	(96,579)
Banco Santander – Espanha	(174)	-	-
Banco RCI Brasil S.A.	-	(3,375)	-
SAM Brasil Participações	-	-	(37)
Santander FI Santillana Multimercado Crédito Privado	-	-	(67,821)
Santander Securities Services Brasil DTVM S.A. (2)	-	-	(27,595)
Santander Asset Management, S.A. SGIIC.	-	-	(1,126)
Fee and commission income (expense)	2,310	10,418	2,635,325
Banco Santander – Espanha	2,310	-	-
Banco RCI Brasil S.A.	-	10,201	-
Banco Santander International	-	-	35,294
Webmotors S.A.	-	217	-
Zurich Santander Brasil Seguros S.A.	-	-	231,920
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	2,356,596
Key Management Personnel	-	-	343
Others	-	-	11,172
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(724,169)	462	44,858
Banco Santander, S.A. – Espanha	(724,169)	-	-
Santander FI Santillana Multimercado Crédito Privado	-	-	(598)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(2,297)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	43,858
Key Management Personnel	-	-	168
Others	-	462	3,727
Administrative expenses and Amortization	(153,332)	-	(1,283,788)
Banco Santander, S.A. – Espanha	(153,332)	-	-
ISBAN Chile S.A.	-	-	(28)
Aquanima Brasil Ltda.	-	-	(32,032)
TECBAN - Tecnologia Bancária Brasil	-	-	(345,610)
Santander Caceis Brasil DTVM S.A. (2)	-	-	(49,241)
Santander Global Technology, S.L., SOCI	-	-	(336,952)
Key Management Personnel	-	-	(482,852)
Others	-	-	(37,073)
Others Administrative expenses - Donation	-	-	(19,015)
Fundação Santander	-	-	(1,615)
Instituto Escola Brasil	-	-	(1,300)
Fundação Sudameris	-	-	(16,100)
Debt Instruments Eligible to Compose Capital	(692,551)	-	-
Banco Santander Espanha	(692,551)	-	-

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.

(2) Refers to the Company's subsidiaries (Banco Santander, S.A ..- Spain).

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

G. Common management tools

H. Organizational structure

I. Scopes and responsibilities

J. Risk limitation

Consolidated Financial Statements | December 31, 2021 | F-120

Table of Contents * Values expressed in thousands, except when indicated.

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

V. Implementation of a risk control system which checks, on a daily basis, the degree to which the Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (aforementioned) already in use at Banco Santander are in different stages of maturity regarding the level of implementation and use in the Bank. For wholesale segment, these techniques are in line with the corporate level development. For local segments, internal ratings and scoring based models, VaR and market risk scenario analysis and stress testing were already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

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

Consolidated Financial Statements | December 31, 2021 | F-121

Table of Contents * Values expressed in thousands, except when indicated.

D. Authorize the use of management tools and local risk models and being aware of the result of their internal validation.

E. Keeping updated, assessing and monitoring any observations and recommendations periodically formulated by the supervisory authorities regarding their functions.

The organizational structure of the executive vice-presidency consists of areas which are responsible for credit risk management, market and structural, model risk management and non-financial risks. The credit risk management structure is composed by directors who act from the point of view of retail and wholesale portfolios management. A specific area has the mission to consolidate the portfolios and their respective risks, supporting the management with the integrated risk vision, as well as the Group's headquarters in Spain. There is an area responsible for the attendance to regulators, external and internal auditors.

A specific structure is responsible for serving internal and external regulators, supervisors and auditors.

It has a core called ERM-Enterprise risk management, integrated by a set of functions, transversal to all risks, necessary for its adequate management. These areas are part of this structure of Methodology (development and parameterization of models); Credit Risk Control; Risk Control and Performance (covering Risk Culture); Integrated management and Relationship with Supervisors and Stress Test.

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

b.2) Reduction to recoverable value (“impairment”)

The Bank recognizes adjustments for expected credit losses with respect to the following financial instruments that are not measured at fair value through profit or loss:

- financial assets that are debt instruments;

- amounts receivable from leasing;

- financial guarantee contracts issued; and

- loan commitments issued.

No impairment losses are recognized on equity instruments.

The Bank measures the adjustments for losses at an amount equal to the expected credit losses over the useful life, except for the instruments below, for which they are recorded as expected credit losses in 12 months:

- debt instruments that present a low credit risk at the closing date; and

- other financial instruments (except lease receivables) in which the credit risk has not increased substantially since their initial recognition.

Adjustments for losses on lease receivables are always measured at an amount equal to expected credit losses over their useful life.

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

Modified assets

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced by a new asset due to the debtor's financial difficulties, it is necessary to assess whether the financial asset should be derecognized and expected credit losses are measured as follows :

- If the expected restructuring does not result in a write-off of the existing asset, the expected cash flows arising from the modified financial asset are included in the calculation of the cash insufficiencies of the existing asset.

- If the expected restructuring results in the derecognition of the existing asset, the expected fair value of the new asset is treated as the final cash flow of the existing financial asset at the time of its derecognition.

This amount is included in the calculation of cash shortfalls arising from the existing financial asset discounted from the estimated retirement date to the closing date, using the original effective interest rate of the existing financial asset.

Consolidated Financial Statements | December 31, 2021 | F-122

Table of Contents * Values expressed in thousands, except when indicated.

Determination of significant increases in credit risk

On each balance sheet date, the Bank assesses whether financial assets recorded at amortized cost and debt financial instruments recorded at fair value through Other Comprehensive Income are subject to impairment, as well as other financial instruments subject to that assessment.

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

- the restructuring of a loan or advance by the Bank under conditions that the Bank would not consider as interesting to carry out;

- the likelihood that the debtor will enter bankruptcy or other financial reorganization; or

- the disappearance of an active market for a security due to financial difficulties.

A financial instrument that has been renegotiated due to deterioration in the borrower's condition is generally considered to be subject to impairment, unless there is evidence that the risk of not receiving the contractual cash flows has been significantly reduced and there are no other indicators of impairment.

Presentation of the provision for impairment losses in the balance sheet

Provisions for impairment losses are presented in the balance sheet as follows:

- financial assets measured at amortized cost: as a deduction from the gross carrying amount of the assets;

- loan commitments and financial guarantee contracts: as a provision; and

- debt instruments measured at fair value through Other Comprehensive Income: no provision for losses is recognized in the balance sheet, as the book value of these assets corresponds to their fair value.

Individual or collective assessment

An individual measurement of impairment was based on Management's best estimate of the present value of cash flows expected to be received. In estimating these cash flows, Management exercised judgment as to the financial situation of a debtor and the net realizable value of any underlying collateral. Each asset reduced to recoverable value was evaluated on its merits, while the test strategy and the estimate of cash flows considered recoverable were approved by the Bank's credit risk officers.

When assessing the need for collective allowance for losses, Management considered factors such as credit quality, portfolio size, concentrations and economic factors. To estimate the necessary allowance, assumptions were established to define how the inherent losses were modeled and to determine the necessary data parameters, based on historical experience and current economic conditions.

Measurement of impairment

Losses due to impairment of assets measured at amortized cost were calculated as the difference between the book value and the present value of estimated future cash flows, discounted at the asset's original effective interest rate. Impairment losses on assets measured at fair value through Other Comprehensive Income were calculated as the difference between book value and fair value.

Reversal of impairment

For assets measured at amortized cost: If an event that occurred after the impairment caused a reduction in the amount of the impairment loss, the reduction in the impairment loss was reversed through profit or loss.

For debt securities measured at fair value through Other Comprehensive Income: If, in a subsequent period, the fair value of a debt security reduced to recoverable amount has increased and that increase could be objectively linked to an event that occurred after recognition from the impairment loss, the impairment loss was reversed through profit or loss; otherwise, any increase in fair value was recognized through Other Comprehensive Income.

Any subsequent recovery in the fair value of an equity security measured at fair value through Other Comprehensive Income and reduced to recoverable amount was recognized at any time in Other Comprehensive Income.

Information, assumptions and techniques used in estimating the impairment

Classification of financial instruments by stages

The portfolio of financial instruments subject to impairment is divided into three levels, based on the stage of each instrument related to its level of credit risk:

- Stage 1: It is understood that a financial instrument at this stage does not have a significant increase in risk since its initial recognition. The provision for this Asset represents the expected loss resulting from possible non-compliance over the next 12 months;

- Stage 2: If a significant increase in risk is identified since initial recognition, without having materialized deterioration, the financial instrument will be classified within this stage. In this case, the amount referring to the provision for expected loss due to default reflects the estimated loss of the residual life of the financial instrument. For the assessment of the significant increase in credit risk, the quantitative measurement indicators used in the normal management of credit risk will be used, as well as other qualitative variables, such as the indication that it is a non-impaired operation if considered as refinanced or operations included in a special arrangement; and

- Stage 3: A financial instrument is recorded within this stage, when it shows evident signs of deterioration as a result of one or more events that have already occurred and that materialize in a loss. In this case, the amount referring to the allowance for losses reflects the expected losses from credit risk over the expected residual life of the financial instrument.

Consolidated Financial Statements | December 31, 2021 | F-123

Table of Contents * Values expressed in thousands, except when indicated.

Impairment estimation methodology

The measurement of the impairment loss is carried out through the following factors:

- Default Exposure or EAD: is the transaction value exposed to credit risk, including the current available balance ratio that could be provided at the time of default. The models developed incorporate assumptions about changes in the payment schedule for operations.

- Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay principal and/or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as PD - lifetime (Stages 2 and 3) , which considers the probability that the operation will default between the balance sheet date and the operation's residual maturity date. The standard requires that future information relevant to the estimation of these parameters must be considered.

- Loss on Default (LGD): is the loss resulting from default, ie the percentage of exposure that cannot be recovered in the event of default. It mainly depends on the guarantees associated with the operation, which are considered as risk mitigation factors associated with each credit financial asset and the expected future cash flows to be recovered. As established in the regulation, future information must be considered for its estimation.

- Discount rate: is the rate applied to estimated future cash flows over the expected life of the asset, to bring them to present value.

In order to estimate the aforementioned parameters, the Bank has applied its experience in the development of internal models to calculate the parameters both for regulatory purposes and for internal management.

Default definition

The Bank considers a financial asset to be in default when:

- it is probable that the debtor will not pay its credit obligations to the Bank in full; or

- the debtor has significant credit obligations to the Bank overdue for more than 90 days, as a general rule.

Overdrafts are considered overdue if the customer violates a recommended limit or has been granted a limit lower than the current outstanding amount.

When assessing whether a debtor is in default, the Bank considers indicators:

- qualitative – for example, breaches of covenants;

- quantitative – for example, overdue status and non-payment of another obligation of the same issuer to the Bank; and

- based on data collected internally and obtained from external sources.

b.3) Measures and measurement tools

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

Credit risk parameters

We assess all borrowings for an allowance for impairment of credit risk. Loans are individually assessed for impairment or collectively assessed by grouping similar risk characteristics. Loans individually assessed for impairment are not collectively assessed.

To individually measure the impairment loss of loans assessed for impairment, we consider borrowers' conditions, such as their economic and financial situation, level of indebtedness, capacity to generate cash flow, quality of management, corporate governance, quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and liquidity level of guarantees, and also based on experience historical impairment loss and other circumstances known at the time of valuation.

Consolidated Financial Statements | December 31, 2021 | F-124

Table of Contents * Values expressed in thousands, except when indicated.

To measure the impairment loss of loans collectively assessed for impairment, we separate financial assets into groups considering credit risk characteristics and similarities. In other words, according to the segment, type of assets, guarantees and other factors associated with the historical impairment experience and other circumstances known at the time of the assessment. The impairment loss is calculated using statistical models that consider the following factors:

Default Exposure (EAD): is the amount of a transaction exposed to credit risk, including the proportion of current outstanding balance exposure that could be provided at default. Models developed incorporate hypotheses considering possible changes in the payment schedule.

Default probability (PD): is the probability that a counterparty will not fulfill its obligation to pay principal and/or interest. For the purposes of IFRS 9, this will consider both the PD-12 months, which is the probability that the financial instrument will default in the next 12 months, as well as the lifetime PD, which is the probability of the transaction to default considering its term. remaining. Future relevant information is considered necessary to estimate these parameters as per the standard.

Loss Given Default (LGD): is the loss produced in case of default. In other words, it reflects the percentage of exposure that could not be recovered in the event of a default event. It mainly depends on the guarantees, which are considered to mitigate the credit risk associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be considered in the estimate.

Discount rate: the rate applied to estimated future cash flows during the expected life of the asset, which is equal to the net present value of the financial instrument at its book value.

To estimate the above parameters, the Bank applied its experience in the development of internal models to calculate parameters for both regulatory and management purposes.

The table shown in note 9.b shows the portfolio by internal risk rating levels and its probability of default.

Thousand of reais	2021	2020	2019

By maturity
Less than 1 Year	270,050,934	219,062,744	186,196,849
Between 1 and 5 years	160,932,317	147,013,817	117,841,564
More than 5 years	62,371,451	51,745,465	43,218,247
Loans and advances to customers, gross	493,354,702	417,822,026	347,256,660

By internal classification of risk
Low	374,505,211	347,315,357	257,133,115
Medium-low	79,216,725	24,277,404	56,549,196
Medium	14,589,977	26,231,871	11,754,806
Medium-High	9,413,111	3,896,457	8,512,386
High	15,629,678	16,100,937	13,307,156
Loans and advances to customers, gross	493,354,702	417,822,026	347,256,660

Expected credit losses, measured using sufficient and available historical data, are presented below.

			2021

		Probability of default (PD)	Default loss (LGD)
	Exposure

Commercial and industrial	247,674,251	6%	50%
Real Estate Credit - construction	54,738,606	2%	8%
Individual loans	188,408,840	10%	61%
Leasing	2,533,004	2%	31%

Consolidated Financial Statements | December 31, 2021 | F-125

Table of Contents * Values expressed in thousands, except when indicated.

			2020

		Probability of default (PD)	Default loss (LGD)
	Exposure

Commercial and industrial	191,281,653	5%	41%
Real Estate Credit - construction	45,791,869	3%	7%
Individual loans	178,652,145	9%	52%
Leasing	2,096,359	1%	31%

			2019

		Probability of default (PD)	Default loss (LGD)
	Exposure

Commercial and industrial	145,387,439	7%	40%
Real Estate Credit - construction	39,720,713	3%	10%
Individual loans	160,036,668	10%	64%
Leasing	2,111,840	2%	41%

b.4) Observed loss: measures of credit cost

The Bank periodically estimate losses related to credit risk and then we compare those estimates with actual losses of the month. Periodically conduct tests in order to monitor and maintain control over credit risk.

To complement the use of admission and rating, the Bank use other measures that supports the prudent and effective management of credit risk, based on the loss observed.

The cost of credit is measured by the sum of credit losses and to the average loans’ portfolio of the same year.

b.5) Credit risk cycle

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

Consolidated Financial Statements | December 31, 2021 | F-126

Table of Contents * Values expressed in thousands, except when indicated.

Decision-Making on Operations

The process of decision making on operations aims to analyze and adopt adopt in accordance with pre-established policies, considering risk appetite and any elements of the operation that are important in assessing risk and return.

The Banco Santander uses, among others, the RORAC methodology (profitability on risk-adjusted capital), for risk analysis and pricing in the decision-making process on transactions and deals.

Risk monitoring and control

In Individual retail, customers are systematically reviewed through a daily credit rating process. This process allows for reassessments in credit exposure, allowing for increases in exposure for customers with good credit quality. In case of detection of deterioration in the risk level, actions to contain credit risk and preventive actions are automatically generated.

In the case of individual management, preventive detection of deterioration in the credit quality of the operation is the responsibility of the commercial manager together with the risk analyst. Additionally, risks are monitored through a permanent observation process for early identification of incidents that may result in the evolution of operations, customers and their environment.

This monitoring can result in the classification of the client in SCAN (this is a system that allows the differentiation of the management level and the action to be taken on a case-by-case basis).

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

b.6) Credit recovery

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

b.7) Credit risk from other perspective

Certain areas and specific views of credit risk deserve a specialist’s attention, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor to be analyzed in the credit risk management area. The Bank continuously monitors the degree of concentration of credit risk in its portfolios, by economic sector, geographic location/country, groups of customers and products.

The Risk Committee establishes the risk policies and analyzes the exposure limits required for the proper management of the portfolio's credit risk concentration. From a sectorial point of view, the distribution of the corporate client portfolio is adequately diversified.

The Bank's Executive Vice President for Risks works together with the Executive Vice President for Strategic Finance in the management of credit portfolios, which includes reducing the concentration of exposures through various techniques, including the maintenance of guarantees to mitigate the risk of companies, derivatives for protection purposes (hedge) or the execution of securitization transactions in order to optimize the risk/return rate of the portfolio as a whole.

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

Consolidated Financial Statements | December 31, 2021 | F-127

Table of Contents * Values expressed in thousands, except when indicated.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the equivalent credit risk (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

The Banco Santander's Social and Environmental Responsibility Policy (PRSA), which follows the guidelines of CMN Resolution 4,945/2021 and the SARB Regulation Nº. 14 of Febraban, establishes guidelines and consolidates specific policies for socio-environmental practices in business and in relationships with stakeholders. These practices include the management of socio-environmental risks, impacts and opportunities related to topics such as adequacy in credit granting and use, supplier management and socio-environmental risk analysis, which is carried out through the analysis of clients' socio-environmental practices. and Varejo, of the Corporate segment 3 (one of the Corporate Retail segments of the Bank), which have limits or credit risk above R $ 5 million and which are part of the 14 socio-environmental care sectors. In this case, the socio-environmental risk is analyzed in order to mitigate the issues of operational risk, capital risk, credit risk and reputational risk. Since 2009, Santander has been a signatory to the Equator Principles and this set of guidelines is used to mitigate socio-environmental risks in the financing of large projects.

Mitigation of social and environmental risks in financing large projects is carried out based on analyzes based on the guidelines of the Equator Principles, a set of social and environmental criteria referenced in the International Finance Corporation's (IFC) Performance Standards on Social and Environmental Sustainability and in the Environmental Guidelines , Health and Safety of the World Bank Group.

The commitments assumed in the PRSA are detailed in other Bank policies, such as the Anti-Corruption Policy, Supplier Relationships and Homologation Policies and Social and Environmental Risk Policies, as well as the Private Social Investment Policy, which aims to guide the strategy in this area. and to present guidelines for social programs that strengthen this strategy.

b.8) Credit Management - Main changes

The business trends observed in the year 2021 were consistent with the trends presented 2020, where in a challenging economic scenario. The Bank maintained the good quality of its business and did not presented major variances in its delinquency ratios. In December 2021, this ratio achieved 5.46% compared to 5.55% of December 2020 and 6.75%, of December, 2019.

Below is a table showing the evolution of the main credit indicators.

	2021	2020	2019

Credit risk exposure - customers (Thousand of Reais)	540,872,632	466,104,042	391,569,227
Loans and advances to customers, gross (note 9)	493,354,702	417,822,026	347,256,660
Contingent Liabilities - Guarantees and other sureties (note 43.a)	47,517,931	48,282,016	44,312,567
Non-performing loans ratio (%) - unaudited	5.46%	5.55%	6.75%
Impairment coverage ratio (%) - unaudited	110.40%	110.64%	96.58%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	29,723,376	25,640,488	22,625,750
Cost of credit (% of risk) - unaudited	3.73%	4.35%	3.93%
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

The base case represents the most likely result and is in line with the information used by the Bank for other purposes, such as strategic planning and budgeting. The other scenarios represent more optimistic and pessimistic results. Periodically, the Bank conducts more extreme stress tests to adjust its determination of these other representative scenarios

c) Market Risk

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

Consolidated Financial Statements | December 31, 2021 | F-128

Table of Contents * Values expressed in thousands, except when indicated.

With this purpose, it has developed its own Risk Management model, according to the following principles:

●        Functional independence;

●        Executive capacity sustained by knowledge and proximity with the client;

●        Global reach of the function (different types of risks);

●        Collective decision-making, that evaluates a variety of possible scenarios and do not compromise the results with individual decision (including Brazil Executive Risk Committee - Comitê Executivo de Riscos Brasil). This Comitee delimits and approves the operations. The Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

●        Management and improvement of the equation risk/return; and

●        Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, equity value and contingency plan.

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

●        Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

●        Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

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

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2021, 2020 and 2019. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of Marketplace. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

Consolidated Financial Statements | December 31, 2021 | F-129

Table of Contents * Values expressed in thousands, except when indicated.

					2021
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Equity instruments	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Financial assets measured at fair value in profit or loss for trading	5,573	4,205	5,128	17,846	12,447	45,199
Debt instruments	355	858	2,358	10,267	9,963	23,801
Equity instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,354
Financial assets not intended for trading Mandatory measured at the fair value of the result	54,053	1,012	4,779	59,267	32,808	151,919
Debt instruments	54,053	1,012	4,779	59,267	32,808	151,919
Loans and Advances to Customers	-	-	-	-	-	-
Financial assets measured at fair value in other comprehensive income	-	-	-	-	-	-
Debt instruments	-	-	-	-	-	-
Equity instruments	-	-	-	-	-	-
Financial Assets Measured at Amortized Cost	135,081	131,966	96,793	178,655	102,292	644,787
Loans and Other Amounts with Credit stitutions	73,293	1,479	2,255	2,616	-	79,643
Loans and advances to customers	60,735	128,631	71,041	158,933	94,368	513,708
Debt Instruments	1,053	1,856	23,497	17,106	7,924	51,436
Total	194,707	137,183	106,700	255,768	150,669	845,027
	-	-	-	-	-	-
Remunerated Liabilities:	-	-	-	-	-	-
	-	-	-	-	-	-
Financial Liabilities Measured at Fair Value in income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short Positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	309,659	116,052	108,718	180,572	31,897	746,898
Deposits from the Central Bank of Brazil and deposits from credit institutions	43,414	48,359	27,340	11,415	4,035	134,563
Customer deposits	260,711	50,470	70,403	110,290	24	491,898
Bonds and securities	5,534	17,223	10,975	58,867	8,334	100,933
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	328,614	118,616	110,909	191,768	34,600	784,507

Consolidated Financial Statements | December 31, 2021 | F-130

Table of Contents * Values expressed in thousands, except when indicated.

					2020
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	153	50	250	1,747	2,200
Debt instruments	-	153	50	250	1,747	2,200
Equity instruments	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Financial assets measured at fair value in profit or loss for trading	15,635	18,487	4,867	57,091	17,707	113,788
Debt instruments	3,480	11,789	3,150	47,287	14,078	79,784
Equity instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Financial assets not intended for trading Mandatory measured at the fair value of the result	439	-	-	-	-	439
Debt instruments	439	-	-	-	-	439
Loans and Advances to Customers	-	-	-	-	-	-
Financial assets measured at fair value in other comprehensive income	3,455	3,625	12,177	63,651	22,430	105,339
Debt instruments	3,383	3,625	12,177	63,651	22,430	105,267
Equity instruments	72	-	-	-	-	72
Financial Assets Measured at Amortized Cost	50,776	130,066	55,339	152,438	63,844	452,462
Loans and Other Amounts with Credit stitutions	25,201	39,879	2,765	3,799	-	71,644
Loans and advances to customers	25,490	88,071	50,829	134,805	61,795	360,990
Debt Instruments	85	2,117	1,745	13,833	2,049	19,828
Total	70,305	152,331	72,433	273,429	105,728	674,227

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in income Held for Trading	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short Positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	174,848	100,497	91,433	131,589	16,667	515,035
Deposits from the Central Bank of Brazil and deposits from credit institutions	4,007	32,846	22,603	7,891	3,031	70,379
Customer deposits	163,297	44,035	61,293	98,867	203	367,694
Bonds and securities	7,544	23,616	7,537	24,832	313	63,841
Debt Instruments Eligible to Capital	-	-	-	-	13,120	13,120
Total	230,161	108,376	93,521	144,218	20,182	596,458

Consolidated Financial Statements | December 31, 2021 | F-131

Table of Contents * Values expressed in thousands, except when indicated.

					2019
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held for Trading	3,891	1,091	737	8,444	4,446	18,609
Debt instruments	-	3	140	188	889	1,220
Equity instruments	171	-	-	-	-	171
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other Financial Assets at Fair Value Through Profit Or Loss	4,261	802	3,981	16,737	7,075	32,856
Debt instruments	2,232	802	3,981	16,737	7,075	30,827
Equity instruments	2,029	-	-	-	-	2,029
Investments Held to Maturity	98	96	280	3,679	3,981	8,134
Reserves from Brazilian Central Bank	69,663	-	-	-	-	69,663
Financial Assets Measured at Amortized Cost	28,416	75,794	51,603	112,467	54,815	323,095
Total	106,329	77,783	56,601	141,327	70,317	452,357

Interest-bearing liabilities:

Deposits from credit institutions	224,610	62,181	69,277	70,882	2,556	429,506
Subordinated debts	-	-	-	10,077	-	10,077
Marketable debt securities	3,677	25,781	19,125	28,134	3,475	80,192
Trading derivatives	4,597	1,621	1,074	9,119	3,828	20,239
Short positions	23,501	-	-	-	-	23,501
Total	256,385	89,583	89,476	118,212	9,859	563,515

Currency Risk

			2021
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	114,021	1,337	5,163	120,521
Loans and advances to customers	5,529	2,218	608	8,355
Derivatives	289,245	14,190	8,011	311,446
Others	1,251	-	-	1,251
Total	410,046	17,744	13,782	441,573

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	80,991	2,194	2,130	85,315
Derivatives	225,554	14,279	8,631	248,464
Others	105,570	1,220	2,912	109,701
Total	412,115	17,711	13,673	443,480

Consolidated Financial Statements | December 31, 2021 | F-132

Table of Contents * Values expressed in thousands, except when indicated.

				2020
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	42,860	1,870	569	45,299
Loans and advances to customers	5,803	3,187	1,140	10,130
Investments in Foreign Subsidiaries and Dependence	57,914	215	-	58,129
Derivatives	125,495	10,451	2,795	138,741
Others	25,866	-	-	25,866
Total	257,938	15,723	4,504	278,165

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	61,173	384	-	61,557
Derivatives	147,911	14,449	2,854	165,214
Others	39,972	219	437	40,629
Total	249,056	15,052	3,291	267,400

			2019
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	12,406	224	1	12,631
Loans and advances to customers	4,776	1,920	-	6,696
Investments in Foreign Subsidiaries and Dependence	50,193	3,557	-	53,750
Derivatives	150,538	13,053	9,712	173,303
Others	10,521	574	-	11,095
Total	228,434	19,328	9,713	257,475

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	59,416	925	49	60,390
Derivatives	169,136	20,184	8,515	197,835
Others	-	60	1,009	1,069
Total	228,552	21,169	9,573	259,294

Consolidated Financial Statements | December 31, 2021 | F-133

Table of Contents * Values expressed in thousands, except when indicated.

c.2) Methodologies

Trading

Banco Santander calculates minimum capital requirement for market risks using the internal model since approval by Bacen in May 2018.

The standard methodology applied to trading activities by the Banco Santander in 2021, 2020 and 2019 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

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

Consolidated Financial Statements | December 31, 2021 | F-134

Table of Contents * Values expressed in thousands, except when indicated.

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

Then, we can cite:

Short-term metrics and liquidity stress:

a. LCR

The Santander Bank uses the Liquidity Coverage Ratio (LCR) in its liquidity risk management. LCR is a short-term index for a 30 days stress scenario, results from the division of high-quality assets and net outflows in 30 days.

The Total High Liquidity Assets – HQLA is composed mainly of Brazilian federal government bonds and compulsory returns. The net outflows are composed mainly of losses of deposits, offset in part by inflows, mainly loans.

Consolidated Financial Statements | December 31, 2021 | F-135

Table of Contents * Values expressed in thousands, except when indicated.

b. Liquidity stress scenarios:

The Liquidity management requires the analysis of financial scenarios in which potential problems whit liquidity are assessed, for which is necessary to construct and study scenarios in crisis situations. The model used for this analysis is the Stress Test

The stress test evaluates the financial structure of the institution and its capacity to resist and react to more extreme situations.

The purpose of the Liquidity Stress Test is to allow the simulation of adverse market conditions, making it possible to evaluate the impacts on the institution´s liquidity and ability to payments, in order to anticipate the solutions or even avoid positions that excessively liquidity in stress scenarios.

The scenarios are defined from the analysis of market behavior during previous crisis. Four crisis scenarios are developed, with different intensities.

From the stress model’s analysis, the concept of minimum liquidity was defined, which is sufficient to support liquidity losses for a determined day horizon in all simulated crisis scenarios.

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

Clients Funding

The Bank has different funding sources, both in products and mix of clients, with a healthy distribution between the segments. The total of clients’ resources is currently in R$ 78,6 billion and presented an increase comparing with 2019 amount, highlighting the increasing of time deposit funding and the keeping of financial letters inventory.

					In millions of Reais
Customers Funding	2021			2020
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	39,574	39,574	100%	35,550	35,550	100%
Savings accounts	65,220	65,220	100%	62,210	62,210	100%
Time deposits	92,496	308,950	30%	77,298	279,778	28%
Interbank deposit	763	4,001	19%	818	5,145	16%
Funds from acceptances and issuance of securities	5,621	88,089	6%	7,544	70,628	11%
Borrowings and Onlendings	-	90,709	0%	3,189	67,760	5%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	19,641	0%	-	13,120	0%
Total	203,674	616,184	33%	186,609	534,191	100%

					In millions of Reais
Customers Funding				2019
				0 a 30 days	Total	%
Demand deposits				29,524	29,524	100%
Savings accounts				49,040	49,040	100%
Time deposits	53,321	190,344	28%
Interbank deposit	871	4,299	20%
Funds from acceptances and issuance of securities	3,921	85,963	5%
Borrowings and Onlendings	5,077	54,880	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	10,175	0%
Total	141,754	424,225	33%

Time deposits	53,321	190,344	28%
Interbank deposit	871	4,299	20%
Funds from acceptances and issuance of securities	3,921	85,963	5%
Borrowings and Onlendings	5,077	54,880	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	10,175	0%
Total	141,754	424,225	33%

Consolidated Financial Statements | December 31, 2021 | F-136

Table of Contents * Values expressed in thousands, except when indicated.

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2021
					In millions of Reais
Future Cash Flows Except for Derivatives	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Financial assets measured at fair value in profit or loss for trading	5,573	4,197	5,031	16,366	8,023	39,191
Debt instruments	355	850	2,261	8,786	5,539	17,791
Equity Instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,354
Financial assets measured at fair value in other comprehensive income	54,012	1,007	4,690	50,092	15,833	125,635
Debt instruments	54,012	1,007	4,690	50,092	15,833	125,635
Equity Instruments	-	-	-	-	-	-
Financial assets measured at amortized cost	109,330	98,848	78,187	172,736	78,053	537,155
Loans and Other Amounts with Credit Institutions	73,290	1,464	2,041	2,313	-	79,108
Loans and advances to customers	34,989	94,872	55,118	150,204	76,554	411,737
Debt instruments	1,051	2,512	21,028	20,219	1,499	46,310
Total	168,915	104,053	87,907	239,195	105,032	705,102

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	289,743	106,358	102,585	165,145	25,366	689,197
Deposits from the Central Bank of Brazil and deposits from credit institutions	33,714	46,465	25,626	10,610	2,742	119,157
Customer deposits	252,070	48,364	67,467	105,690	23	473,613
Bonds and securities	3,959	11,529	9,492	48,845	3,097	76,922
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	308,698	108,922	104,776	176,341	28,069	726,806

Consolidated Financial Statements | December 31, 2021 | F-137

Table of Contents * Values expressed in thousands, except when indicated.

					2020
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	174	98	667	2,900	3,839
Debt instruments	-	174	98	667	2,900	3,839
Financial assets measured at fair value in profit or loss for trading	16,028	19,211	5,763	63,618	25,489	130,108
Debt instruments	3,873	12,513	4,046	53,814	21,859	96,104
Equity Instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Financial assets not intended for trading Mandatory measured at the fair value of the result	439	-	-	-	-	439
Equity Instruments	439	-	-	-	-	439
Financial assets measured at fair value in other comprehensive income	5,000	3,874	13,850	75,849	35,538	134,110
Debt instruments	4,928	3,874	13,850	75,849	35,538	134,038
Equity Instruments	72	-	-	-	-	72
Financial assets measured at amortized cost	53,147	145,280	69,004	208,295	135,783	611,509
Loans and Other Amounts with Credit Institutions	24,638	40,579	2,901	4,205	-	72,324
Loans and advances to customers	28,424	102,379	64,194	188,430	135,987	519,415
Debt instruments	85	2,321	1,909	15,660	(205)	19,771
Total	74,615	168,538	88,715	348,429	199,709	880,005

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	176,223	101,111	93,103	145,931	16,471	532,838
Deposits from the Central Bank of Brazil and deposits from credit institutions	3,707	33,039	22,860	8,014	2,802	70,421
Customer deposits	165,171	44,571	62,606	110,809	215	383,372
Bonds and securities	7,345	23,502	7,637	27,109	333	65,925
Debt Instruments Eligible to Capital	-	-	-	-	13,120	13,120
Total	463,072	217,979	190,382	317,119	39,972	1,228,525

Consolidated Financial Statements | December 31, 2021 | F-138

Table of Contents * Values expressed in thousands, except when indicated.

						2019
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	3,766	1,103	802	8,894	6,157	20,722
Debt instruments	46	15	205	638	2,600	3,504
Trading derivatives	3,720	1,088	597	8,256	3,557	17,218
Other financial assets at fair value through profit or loss	2,642	1,160	4,853	23,638	15,502	47,795
Debt instruments	2,642	1,160	4,853	23,638	15,502	47,795
Investments Held to Maturity	99	111	327	4,066	6,030	10,633
Reserves from Brazilian Central Bank	69,663	-	-	-	-	69,663
Financial Assets Measured at Amortized Cost	32,417	89,335	65,395	159,615	110,607	457,369
Total	108,587	91,709	71,377	196,213	138,296	606,182

Interest-bearing liabilities:

Deposits from credit institutions	218,883	61,461	71,953	79,666	2,660	434,623
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	-	-	12,673	-	12,673
Marketable debt securities	3,697	26,096	19,829	31,407	4,628	85,657
Trading derivatives	4,597	1,621	1,074	9,119	3,828	20,239
Short positions	23,501	-	-	-	-	23,501
Total	250,678	89,178	92,856	132,865	11,116	576,693

Scenario analysis / Contingency plan

Based on the results obtained in the Stress Test, the Bank prepares the Liquidity Contingency Plan, which consists of a formal set of preventive and corrective actions to be taken in moments of liquidity crisis. The activation of the Plan results from the monitoring of internal parameters related to the Bank's market and liquidity conditions. Such parameters serve to identify different levels of crisis severity and, thus, determine whether or not there is a need to start the activation process.

After the crisis is identified, a clear communication is established between the internal areas capable of executing corrective actions and mitigating the problems caused. These corrective actions are measures capable of generating liquidity to solve or mitigate the effects of the crisis and are taken considering its complexities, implementation deadlines and liquidity impact.

The parameters and measures of this Plan are reviewed at any time that it becomes necessary, however its minimum review period is annual.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

The back-testing consists of a comparative analysis between the estimates of Value at Risk (VaR) and the daily “clean” results (result of the portfolios at the close of the previous day, evaluated at the prices of the following day) and “dirty” (managerial result leading to also considering costs, intraday results and loading). The purpose of these tests is to verify and provide a measure of the accuracy of the models used in the VaR calculation.

The back-testing analyzes carried out by Banco Santander comply, at least, with the BIS recommendations regarding the verification of the internal systems used in the measurement and management of financial risks. The Bank also performs hypothesis tests: excess tests, normality tests, Spearman correlation, average excess measures, etc.

Evaluation models are regularly calibrated and tested by a specialized unit.

Consolidated Financial Statements | December 31, 2021 | F-139

Table of Contents * Values expressed in thousands, except when indicated.

c.6) Control system

Limit setting

The boundary setting process runs alongside the budgeting activity and is a tool used to establish the assets and liabilities available for each business activity. Setting limits is a dynamic process that responds to the level of risk considered acceptable by

Management. The boundary structure consists of developing a process that considers, among others, the following aspects:

Identify and delimit, efficiently and comprehensively, the main types of financial risks generated, so that they are consistent with the management of the business and with the defined strategy.

Quantify and communicate to the business areas what levels and risk profiles are considered acceptable by Management, in order to avoid unwanted risks.

Give flexibility to the business areas to assume financial risks in an efficient and timely manner, due to changes in the market and business strategies, and always within the risk levels considered acceptable by the institution.

Allow business generators to take risks in a prudent and sufficient volume to achieve the budgeted results.

Delimit the range of products and underlyings in which each Treasury unit can operate, considering characteristics such as models and valuation systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2021

Financial Intermediation Activities

The average VaR from the Bank´s trading portfolio in 2021 ended in R$ 34.5 million. The dynamic management of this profile allows the Bank to change its strategy to capitalize the opportunities offered by an uncertain environment.

c.7.1) balance sheet management

Interest rate risk

Convertible currencies

At the end of 2021, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was R$553 million.

Also, at 2021 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was R$1,675 million.

Quantitative risk analysis

Interest risk in balance sheet management portfolios, measured in terms of net interest income sensitivity, for one year at a parallel rise of 100 basis points of the interest rate curve, increased by R$121 million between 2021 and 2020, reaching the maximum of R$607 million in June, 2021. Value sensitivity decreased by R$96 million during the year 2021, reaching a maximum level of R$1,882 million in September, 2021. The main factors that occurred in 2021 and influenced the sensitivities were the fall in the yield curve (convexity effect), portfolio decline and updating of the implicit methodologies on the cash flows of Banco Santander products.

Million of Reais
	2021	2020	2019
Sensibilities
Net Interest Margin	553	432	334
Market Value of Equity	1,675	1,771	2,063
Value at Risk - Balance
VaR	791	1,365	1,755

Consolidated Financial Statements | December 31, 2021 | F-140

Table of Contents * Values expressed in thousands, except when indicated.

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

The table below summarizes the stress amounts generated by Banco Santander’s corporate systems, related to the Banking and trading portfolio, for each one of the portfolio scenarios as of December 31, 2021.

Trading portfolio

		2021
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(4,943)	(108,670)	(217,339)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(550)	(7,132)	(14,265)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,564)	(34,407)	(68,815)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(5,270)	(19,539)	(39,077)
Foreign currency	Exposures subject to foreign exchange	(1,127)	(1,900)	(3,801)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(426)	(10,658)	(21,315)
Inflation	Exposures subject to change in coupon rates of price indexes	(5,218)	(6,018)	(12,035)
Shares and Indexes	Exposures subject to change in shares price	(1,553)	(38,814)	(77,629)
Commodities	Exposures subject to change in commodities' prices	(1,184)	(29,609)	(59,217)
Total (1)		(25,835)	(256,747)	(513,493)

(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency and stocks);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

		2021
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(48,956)	(1,673,128)	(3,756,544)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in Exchange of TR in TJLP	(6,413)	(97,524)	(145,711)
Inflation	Exposures subject to change in coupon rates of price indexes	(34,286)	(455,628)	(838,652)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(13,530)	(60,291)	(117,298)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(3,891)	(7,770)	(15,642)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(31,456)	(78,782)	(161,417)
Foreign Currency	Exposures subject to Foreign Exchange	560	13,995	27,989
Total (1)		(137,972)	(2,359,128)	(5,007,275)

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

Consolidated Financial Statements | December 31, 2021 | F-141

Table of Contents * Values expressed in thousands, except when indicated.

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

e) Independent Structure

The Operational Risk & Internal Control area, subordinated to the Executive vice Presidency of Risk, operates independently as a second line of defense, supporting and challenging the first line of defense. They maintain guidelines, policies and processes to ensure the conduct and adequacy of the Operational Risk Control and Management Model.

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

The attributions of this model include carrying out activities for the identification, evaluation, monitoring, control, mitigation and reporting of Operational Risk. Thus, different analyzes and follow-ups are carried out and reported. The main instruments that make up the Operational Risk Control and management Model are presented below:

●	Definition of the operational risk appetite;
●	Capture and evaluation of loss events (internal and external);
●	Training, Communication and Culture;
●	Evaluation of products and services;
●	Self-assessment of operational risks;
●	Scenario analysis;
●	Risk and Control Indicators;
●	Internal controls.

Model Governance

The Model has the approval of the Executive Risk Committee and approval by the Board of Directors, integrating the Organization's corporate governance structure and responsibility. Periodically, the relevant matters of Operational Risks are communicated to senior management for awareness and deliberations.

Consolidated Financial Statements | December 31, 2021 | F-142

Table of Contents * Values expressed in thousands, except when indicated.

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

e.2) Responsibilities and duties of the Operational Risks and Internal Controls area

The Operational Risks & Internal Control area acts as second line of defense in the Santander’s operational risk model and aim to achieve compliance with Santander Group’s corporate policies, and other regulations established by both local and global regulators. In addition, the area is responsible for the oversight and challenge of activities performed by the first line of defense and aim to achieve an integrated operational risk management approach. The main responsibilities attributed to the Operational Risk and Internal Control are listed below:

Disseminate the Operational Risk and Internal Controls management-oriented culture and converge towards the prevention and reduction of Operational Risk events and losses, mitigating the financial, legal, and reputational impacts.

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

• Identify the Operational Risk profile of the Organization.

• Provide continuous improvement of existing methodologies and deepening the culture of responsibility for Operational Risks and Internal Controls

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

The Bank highlights:

• Mandatory training for all Banco Santander employees through e-learnings ("NetCursos"), addressing the issue of operational risks,

• The creation, dissemination, and maintenance of Instruction Manuals, promoting corporate values and commitment.

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability.

• Development of key risk indicators, aiming to monitor the main operational risks.

• Management of the “ORMN – Operational Risk Management Network” considering roles performed by:

i)“RPO-Risk Pro Officer” monitoring and reporting of operational risk management aspects to the Senior Management, ii) “RPA-Risk Pro Agent" and iii) “Operational Risk Assistants” management and implementation of the Operational Risk Management Model within its Division and “Risk Experts” specifically for “transversal” operational risk management purposes.

e.4) Policy

The Operational Risks & Internal Control area is part of Santander’s governance structure and produces a series of specific monthly reports for management through the Integrated Operational Risk Committee (“FSCIRO”) and the “Reunião de RO” (Operational Risk Forum detailing events that occurred, the main activities undertaken, corrective, preventive action plans and follow-up, ensuring transparency and knowledge to the governance forums.

Consolidated Financial Statements | December 31, 2021 | F-143

Table of Contents * Values expressed in thousands, except when indicated.

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

b. Money Laundering Prevention

The Bank’s money Laundering Prevention policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of management, namely the Operational Money Laundering Prevention and Compliance Committee, which meets each month to deliberate on issues regarding the theme and to be directly involved with new client’s acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are analyzed internally by different technical areas, ensuring a multidisciplinary mapping of risks, and subsequently approved by the Local Comercialization Committee (CLC), composed of Santander executives. After analysis and approval, the new products and services are subject to monitoring and tests carried out to mitigate any conduct risk in the sale.

g) Compliance with the new regulatory framework

Santander Brazil has an integrated management of risks and capital for the decision-making process, respecting the guidelines of Resolution BCB No. 4,557. This process contributes to the optimization and efficiency in the use of capital in its operations, considering the objectives of the Institution with respect to capital ratios and return to shareholders.

The Brazilian participation in the Basel Committee on Banking Supervision (BCBS) encourages the timely implementation of international prudential standards in the Brazilian regulatory framework.

Consolidated Financial Statements | December 31, 2021 | F-144

Table of Contents * Values expressed in thousands, except when indicated.

Aligned with this perspective, Santander Brazil invests in the continuous improvement of capital management processes and practices, in accordance with regulatory and supervisory benchmarks.

The Institution's capital management consists of a continuous process of planning, evaluation, control and monitoring of the capital required to cover the Conglomerate's relevant risks. It considers the capital necessary to support Pillar 1 risks (credit, market and operational); development of methodologies for quantifying additional capital for Pillar 2 risks; Internal Capital Adequacy Assessment Process (ICAAP); projection and monitoring of capital ratios; preparation of the capital plan and contingency plan; preparation of the recovery plan; stress tests; and preparation of the quarterly risk and capital management report - Pillar 3.

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

Internal model validation at Banco Santander encompasses credit risk models, market risk models, compliance, operational, ALM, pricing models, stress test models, the economic capital model and other models related to the exercise of ICAAP. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of management, etc.). Therefore, the goal of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and risk management processes.Among the main functions of the Internal Model Validation department are the following:

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

Consolidated Financial Statements | December 31, 2021 | F-145

Table of Contents * Values expressed in thousands, except when indicated.

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

% Capital	2021	2020	2019
Risk Type	New Methodology	New Methodology	New Methodology
Credit	62%	69%	71%
Market	2%	2%	2%
ALM	6%	2%	5%
Business	7%	3%	3%
Operational	7%	6%	7%
Fixed Assets	1%	2%	2%
Intangible Assets	5%	5%	1%
Pension Funds	1%	2%	4%
Deferred Tax Assets	9%	9%	5%
TOTAL	100%	100%	100%

Even so, as it is a commercial bank, Credit is Banco Santander's main source of risk and the evolution of its portfolio is one of the main factors for its fluctuation.

RoRAC

Banco Santander has used the RORAC, with the following objectives:

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

– Counterparty rating;

– Maturity;

– Guarantees;

– Type of financing;

The economic value added is determined by the cost of capital. To create value for shareholders, the minimum return operation must exceed the cost of capital of Banco Santander.

Consolidated Financial Statements | December 31, 2021 | F-146

Table of Contents * Values expressed in thousands, except when indicated.

47.	Subsequent Events

Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On January 4, 2022, upon compliance with the applicable conditions precedent, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA ( “Toro Investimentos” and, together with Toro CTVM, “Toro”) formalized, together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (together “Monetus”), the closing of the transaction resulting from the investment agreement and other covenants, formalized on June 15, 2021 (“Closing”). As a result of the Closing, Toro Investimentos now holds 100% of Monetus' share capital. Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application, after considering the client's needs and risk profile, the application automatically creates, executes and monitors a diversified and personalized investment strategy that use the platform to undertake and serve customers in the best way.

Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On January 4, 2022, upon compliance with the applicable conditions precedent, Pi Distribuidora de Títulos e Valores Mobiliários SA (“Pi”), Toro Corretora de Títulos e Valores Mobiliários SA (“Toro CTVM”), and Toro Investimentos SA ( “Toro Investimentos” and, together with Toro CTVM, “Toro”), formalized, together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (together “Mobills”), the closing of the transaction resulting from of the investment agreement and other covenants, formalized on June 15, 2021 (“Closing”). As a result of the Closing, Toro Investimentos now holds 100% of the share capital of Mobills. Based in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning.

Acquisition of Equity Interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), together with other investors – including Banco BTG Pactual S.A. and CBOE III, LLC – formalized, together with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A. ("CSD BR ") and their respective shareholders, an investment agreement for the subscription of a minority equity interest in CSD BR ("Transaction ").  CSD BR operates as a register of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and the Superintendence of Private Insurance (Superintendência de Seguros Privados). The effectiveness of the Transaction will be subject to the conclusion of the definitive instruments and the implementation of certain customary precedent conditions, with the applicable regulatory approvals. After the implementation of these conditions and with the closing of the Transaction, Santander Corretora's equity interest in CSD BR will be 20% (twenty percent).

Deliberation on Interim Dividends and Interest on Equity

The Board of Directors, at a meeting held on February 1, 2022, approved the proposal of the Executive Board, ad referendum of the Annual General Meetings to be held in 2022 and 2023 respectively, for the distribution of Interim Dividends, in the amount of R$ 1,300,000,000.00 (one billion, three hundred million reais), based on the profit for the year calculated until the balance sheet of December 31, 2021 and Interest on Equity, in the gross amount of R$ 1,700,000,000.00 (one billion and seven hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders who are registered in the Bank's records at the end of February 10, 2022 (inclusive) will be entitled to Dividends and Interest on Equity. Thus, as of February 11, 2022 (inclusive), the Bank's shares will be traded “Ex-Dividends and Ex-Interest on Equity”. The amount of Dividends and Interest on Equity will be paid as of March 4, 2022. Dividends will be fully allocated to the minimum mandatory dividends to be distributed by the Bank, referring to the year 2021 and Interest on Equity will be imputed in full to the mandatory minimum dividends to be distributed by the Bank, referring to the year 2022, without any monetary restatement for both. The decision was approved by the Fiscal Council, as per the meeting held on the same date.

Consolidated Financial Statements | December 31, 2021 | F-147

Table of Contents * Values expressed in thousands, except when indicated.

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2021	2020	2019

Stockholders' equity attributed under to the Parent Brazilian GAAP		78,739,563	78,968,183	69,773,232
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	(103,386)	(882)	8,767
Reclassification of fair value through other comprehensive income	j	182,094	(522,107)	73,431
Impairment of financial assets measured at amortized cost	a	(1,468,494)	(635,194)	(23,589)
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	907	-
Category transfers - IFRS 9	b	(141,260)	357,972	(206,984)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,549,438	1,324,853	1,197,325
Reversal of goodwill amortization	d	26,709,187	27,527,699	26,933,892
Realization on purchase price adjustments	e	603,544	615,953	477,366
Recognition of fair value in the partial sale in subsidiaries	f	-	-	112,052
Option for Acquisition of Equity Instrument	g	(763,988)	(1,744,336)	(1,816,799)
Goodwill acquisition Santander Services (Santusa)	h	(179,387)	(209,285)	(239,182)
Tax Credit with realization over 10 years		-	-	184,005
Others		512,835	93,224	177,064
Stockholders' equity attributed to the parent under IFRS		105,640,146	105,776,987	96,650,580
Non-controlling interest under IFRS		334,349	312,885	558,581
Stockholders' equity (including non-controlling interest) under IFRS		105,974,495	106,089,872	97,209,161

Thousand of Reais	Note	2021	2020	2019

Net income attributed to the Parent under Brazilian GAAP		14,987,716	13,469,380	14,180,987
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	i	(83,995)	(27,428)	422
Reclassification of fair value through other comprehensive income	j	45,826	68,960	451
Impairment of financial assets measured at amortized cost	a	(1,028,937)	(498,778)	1,872,553
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	907	(16,659)
Category transfers - IFRS 9	b	126,520	(78,057)	6,437
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	215,525	185,478	346,298
Reversal of goodwill amortization	d	29,658	145,903	175,257
Realization on purchase price adjustments	e	(17,758)	(5,348)	(153,752)
Option to Acquire Own Equity Instrument	g	1,180,949	318,929	-
Goodwill acquisition Santander Services (Santusa)	h	29,898	29,898	29,898
Tax credit with realization over 10 years		-	(184,005)	(75,995)
Others		42,648	(7,311)	41,035
Net income attributed to the parent under IFRS		15,528,051	13,418,528	16,406,932
Non-controlling interest under IFRS		31,272	32,224	224,518
Net income (including non-controlling interest) under IFRS		15,559,323	13,450,752	16,631,450

a) Impairment on loans and receivables and financial assets measured at amortized cost:

Refers to the adjustment resulting from the estimate of the expected loss on the portfolio of assets subject to impairment, loan commitments to be released and financial guarantee contracts, calculated based on the criteria described in the accounting practice note and in accordance with IFRS. Such criteria differ in certain aspects from those adopted under BRGAAP, which uses the regulatory limits defined by the Central Bank (Bacen), in addition to the difference in scope of the basis for calculating these losses, which for IFRS purposes considers other assets in addition to those provided by Bacen.

Consolidated Financial Statements | December 31, 2021 | F-148

Table of Contents * Values expressed in thousands, except when indicated.

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

On March 31, 2021, the partial spin-off of Santander Brasil was approved, which resulted in the segregation of the shares owned by it issued by Getnet Adquirência e Serviços para Meios de Pagamentos SA (“Getnet”), with the spun-off portion being transferred to Getnet whose the effects are mentioned in note 27.a.

h) Santander Serviços goodwill (Santusa)

According to the IFRS 3 "Business Combination", when the owner acquires more shares or other equity instruments of an entity already controlled, it shall consider such amount as an equity reduction. According to the BRGAAP this amount shall be registered in the asset as goodwill or discount on the acquisition f the investment, which is the difference between the acquisition cost and the equity amount of the shares.

Consolidated Financial Statements | December 31, 2021 | F-149

Table of Contents * Values expressed in thousands, except when indicated.

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

j) Reclassification of financial assets measured at fair value through other comprehensive income

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3.068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying these investments as financial assets measured at fair value through other comprehensive income them at fair value with changes in "other comprehensive income", in line with IAS 9 "Financial Instruments ", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

Consolidated Financial Statements | December 31, 2021 | F-150

Table of Contents * Values expressed in thousands, except when indicated.

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2021		2020		2019
Thousand of Reais
Interest and similar income	77,987,308		62,774,940		72,841,060
Net fee and commission income	15,273,301		16,228,214		15,713,152
Impairment losses on financial assets (net)	(17,112,734)		(17,450,188)		(13,369,905)
Other income and expense	(3,843,999)		(5,012,403)		(4,025,384)
Interest expense and similar charges	(28,885,478)		(18,332,228)		(28,519,953)
Third-party input	(8,078,399)		(7,946,539)		(7,544,695)
Materials, energy and others	(713,400)		(641,831)		(659,656)
Third-party services	(6,231,129)		(6,424,755)		(6,047,498)
Impairment of assets	(165,799)		(84,908)		(131,435)
Other	(968,071)		(795,045)		(706,106)
Gross added value	35,339,999		30,261,796		35,094,275
Retention
Depreciation and amortization	(2,433,921)		(2,579,127)		(2,391,857)
Added value produced	32,906,078		27,682,669		32,702,418
Investments in affiliates and subsidiaries	144,184		112,261		149,488
Added value to distribute	33,050,262		27,794,930		32,851,906
Added value distribution
Employee	8,045,893	24.3%	7,943,711	28.6%	8,457,212	25.7%
Compensation	5,929,439		5,749,669		5,961,765
Benefits	1,593,386		1,514,611		1,637,099
Government severance indemnity funds for employees - FGTS	431,249		448,457		502,173
Other	91,819		230,974		356,175
Taxes	9,269,368	28.0%	6,298,717	22.7%	7,674,704	23.4%
Federal	8,332,994		10,088,318		6,571,450
State	813		(830,771)		54
Municipal	935,561		(2,958,830)		1,103,200
Compensation of third-party capital - rental	175,677	0.5%	101,749	0.4%	88,540	0.3%
Remuneration of interest on capital	15,559,324	47.1%	13,450,753	48.4%	16,631,450	50.6%
Dividends and interest on capital	9,649,000		3,837,085		10,800,000
Profit Reinvestment	5,879,052		9,581,444		5,606,932
Profit (loss) attributable to non-controlling interests	31,272		32,224		224,518
Total	33,050,262	100.0%	27,794,930	100.0%	32,851,906	100.0%

Consolidated Financial Statements | December 31, 2021 | F-151

INVESTOR RELATIONS

AV. Juscelino Kubitschek, 2235 – 10th andar

Tel.: (55 11) 3553-3300

Email: ri@santander.com.br