Form 20-F
period 2022-12-31
Banco Santander (Brasil) S.A.
filed 2023-02-28
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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
Banco Santander, S.A.
New York Branch
45 E. 53rd Street
New York, New York 10022
(212) 350-3604
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each composed of one common share, no par value, and one preferred share, no par value	SANB11	New York Stock Exchange*
Common Shares, no par value	SANB3	New York Stock Exchange*
Preferred Shares, no par value	SANB4	New York Stock Exchange*
American Depositary Shares, each representing one unit (or a right to receive one unit) which is composed of 1 common share, no par value, and 1 preferred share, no par value, of Banco Santander (Brasil) S.A.	BSBR	New York Stock Exchange

*	Not for trading purposes, but only in connection with the listing of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

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

Title of Class	Number of Shares Outstanding
Common shares	3,787,533,424
Preferred shares	3,648,674,413

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2022, which was R$5.2177 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020. Such consolidated financial statements have been prepared in accordance with IFRS (as defined in “—Certain Definitions”), as issued by the IASB (as defined in “—Certain Definitions”) and interpretations issued by the IFRS Interpretation Committee. Our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 have been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, whose report and unqualified opinion is included herein.

IFRS differs in certain significant aspects in comparison with U.S. GAAP. IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP. Appendix I to our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

As required by the Brazilian Central Bank and Brazilian law, we must prepare our consolidated financial statements in accordance with IFRS. However, we also continue to prepare statutory financial statements in accordance with the Brazilian GAAP, as established by: (i) Brazilian Corporate Law; (ii) the National Monetary Council (CMN - Conselho Monetário Nacional); (iii) the Brazilian Central Bank including the regulatory reports set forth in the Standard Chart of Accounts for Brazilian Financial Institutions (Plano Contábil das Instituições do Sistema Financeiro Nacional), (iv) the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários), to the extent that such practices do not conflict with the rules of the Brazilian Central Bank; (v) the Accounting Pronouncements Committee (CPC – Comitê de Pronunciamentos Contábeis), to the extent that such practices are approved by the Brazilian Central Bank; (vi) the National Council of Private Insurance (Conselho Nacional de Seguros Privados); and (vii) the Superintendence of Private Insurance (SUSEP - Superintendência de Seguros Privados), which is responsible for the supervision and control of the markets for insurance, open private pension funds and capitalization bonds in Brazil. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Auditing Requirements” for additional information.

The Getnet Spin-Off

We completed the Spin-Off of our merchant acquiring business, conducted through Getnet and its consolidated subsidiaries, on October 26, 2021. As a result of the Spin-Off, Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and we stopped consolidating Getnet within our results of operations on March 31, 2021. Furthermore, on April 15, 2021, we entered into a partnership agreement with Getnet, or the “Getnet Partnership Agreement,” which provides a framework for our relationship with Getnet following the Spin-Off. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Spin-Off of Getnet” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

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

“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária).

“CPC” means the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis).

“CSLL” means the Brazilian social contribution over net income (Contribuição Social Sobre o Lucro Líquido).

“CVM” means the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

“ESG” is an acronym for the words “environmental,” “social” and “governance.”

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“FGTS” means the Brazilian governmental employee severance indemnity fund (fundo de garantia por tempo de serviço).

“GDP” means gross domestic product.

“Getnet” means Getnet Adquirência e Serviços para Meios de Pagamento S.A. Getnet was one of our subsidiaries until the completion of the Spin-Off. For additional information on the Spin-Off of Getnet, see “Item 4. Information on the Company—A. History and Development of the Company— Important Events—Spin-Off of Getnet” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

“IASB” means the International Accounting Standards Board.

“IBGC” means the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa).

“IFRS” means International Financial Reporting Standards as issued by the IASB.

“IPCA” means the Brazilian consumer prices index (Índice de Preços ao Consumidor – Amplo), as calculated by IBGE.

“IGP-M” means the Brazilian general index of market prices (Índice Geral de Preços – Mercado), as calculated by the FGV.

“IOF” means the Brazilian tax on financial transactions (imposto sobre operações financeiras).

“IRPJ” means the Brazilian federal corporate income tax (imposto sobre a renda de pessoas jurídicas).

“LGPD” means Law No. 13,709/2018, or the Brazilian General Data Protection Act (Lei Geral de Proteção de Dados).

“ISS” means the Brazilian municipal services tax (imposto sobre serviços de qualquer natureza).

“NYSE” means the New York Stock Exchange.

“PIX” means the Brazilian Central Bank’s instant payment scheme.

“Santander Spain” mean Banco Santander, S.A. and its consolidated subsidiaries.

“Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Getnet and Santander Brasil.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SELIC” means the Brazilian Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia), a system intended for custody of book-entry securities issued by the National Treasury Office and for the registration and settlement of transactions involving such securities.

“SMEs” means small and medium-sized enterprises.

“Spin-Off” means the distribution of all of the units, common shares and preferred shares of Getnet to holders of Santander Brasil units, common shares and preferred shares, including holders of Santander Brasil units represented by Santander Brasil ADSs, on a pro rata basis (excluding treasury shares), completed on October 26, 2021. For additional information on the Spin-Off of Getnet, see “Item 4. Information on the Company—A. History and Development of the Company— Important Events—Spin-Off of Getnet” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

“SUSEP” means the Superintendence of Private Insurance (Superintendência de Seguros Privados).

“TJLP” means the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), the interest rate applied by the BNDES for long-term financing (at the end of the period).

“U.S. GAAP” means the generally accepted accounting principles in the United States.

“UN” means the United Nations.

“United States” or “U.S.” means the United States of America.

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil;
•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
•	exposure to the sovereign debt of Brazil;
•	the effect of interest rate fluctuations on our obligations under employee pension funds;
•	exchange rate volatility;
•	infrastructure and labor force deficiencies in Brazil;
•	economic developments and perception of risk in other countries, including a global downturn;
•	increasing competition and consolidation in the Brazilian financial services industry;
•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;
•	changes in reserve requirements;
•	changes in taxes or other fiscal assessments;
•	potential losses associated with an increase in the level of nonperforming loans or non-performance by counterparties to other types of financial instruments;
•	the effects of the ongoing war between Russia and the Ukraine or the 2019 coronavirus, or “COVID-19,” on the general economic and business conditions in Brazil, Latin America and globally;
•	climate-related conditions, regulations, targets and weather events;
•	uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; a decrease in the rate of growth of our loan portfolio;
•	potential prepayment of our loan and investment portfolio;
•	potential increase in our cost of funding, in particular with relation to short-term deposits;
•	a default on, or a ratings downgrade of, the sovereign debt of Brazil or our controlling shareholder;
•	restrictions on the distribution of dividends to holders of our shares and ADRs representing ADS;

•	the effectiveness of our credit risk management policies;
•	our ability to adequately manage market and operational risks;
•	potential deterioration in the value of the collateral securing our loan portfolio;
•	changes in energy prices;
•	failure to adequately protect ourselves against risks relating to cybersecurity;
•	our dependence on the proper functioning of information technology systems;
•	our ability to protect personal data;
•	our ability to protect ourselves against cybersecurity risks;
•	our ability to protect our reputation;
•	our ability to detect and prevent money laundering and other illegal activities;
•	our ability to manage the growth of our operations;
•	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and
•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “commitment,” “commit,” “focus,” “pledge” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements are intended to be accurate only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. You should therefore not make any investment decision based on these estimates and forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1A. Directors and Senior Management

Not applicable.

1B. Advisers

Not applicable.

1C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

The following tables set forth the selected financial information of Santander Brasil for the years ended December 31, 2022, 2021 and 2020 derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction “Item 5. Operating and Financial Review and Prospects,” as well as our audited consolidated financial statements and the related notes thereto included within this annual report.

In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts. The financial information as of and for the year ended December 31, 2020 presented in this annual report already reflects the aforementioned adjustments. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.

Income Statement Data

	For the Year Ended December 31,
	2022	2022	2021	2020
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	22,084	115,225	77,987	62,775
Interest expense and similar charges	(12,979)	(67,722)	(26,669)	(18,332)
Net interest income	9,104	47,503	51,318	44,443
Income from equity instruments	7	38	90	34
Income from companies accounted for by the equity method	38	199	144	112
Fee and commission income	4,070	21,238	20,388	20,607
Fee and commission expense	(1,219)	(6,362)	(5,115)	(4,378)
Gains (losses) on financial assets and liabilities (net)	796	4,153	222	12,998
Exchange differences (net)	105	546	(2,002)	(24,701)

Other operating income (expenses) net	(161)	(841)	(1,119)	(873)
Total income	12,740	66,475	63,926	48,242
Administrative expenses	(3,496)	(18,240)	(17,316)	(17,115)
Depreciation and amortization	(496)	(2,586)	(2,434)	(2,579)
Provisions (net)(2)	(233)	(1,215)	(2,179)	(1,657)
Impairment losses on financial assets (net)(3)	(4,759)	(24,829)	(17,113)	(17,450)
Impairment losses on other assets (net)	(31)	(161)	(166)	(85)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	4	22	(15)	231
Gains (losses) on non-current assets held for sale not classified as discontinued operations	21	109	48	77
Operating income before tax	3,752	19,575	24,750	9,664
Income taxes	(1,003)	(5,235)	(9,191)	3,787
Consolidated net income for the period	2,748	14,339	15,559	13,451

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2022, for reais into U.S. dollars of R$5.2177 to U.S.$1.00.
(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 21 and 22 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2022	2021	2020
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations (1)
Basic Earnings per shares (reais)
Common Shares	1,831.43	1,981.65	1,713.45
Preferred Shares	2,014.57	2,179.82	1,884.80
Diluted Earnings per shares (reais)
Common Shares	1,831.43	1,981.65	1,713.45
Preferred Shares	2,014.57	2,179.82	1,884.80
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	351.00	355.10	329.72
Preferred Shares	386.10	390.61	362.69
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	351.00	355.10	329.72
Preferred Shares	386.10	390.61	362.69
From continuing operations
Basic Earnings per shares (reais)
Common Shares	1,831.43	1,981.65	1,713.45
Preferred Shares	2,014.57	2,179.82	1,884.80
Diluted Earnings per shares (reais)
Common Shares	1,831.43	1,981.65	1,713.45
Preferred Shares	2,014.57	2,179.82	1,884.80
Basic Earnings per shares (U.S. dollars) (2)
Common Shares	351.00	355.10	329.72
Preferred Shares	386.10	390.61	362.69
Diluted Earnings per shares (U.S. dollars) (2)
Common Shares	351.00	355.10	329.72
Preferred Shares	386.10	390.61	362.69

Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	1,035.69	1,231.79	1,693.28
Preferred Shares (reais)	1,139.27	1,354.97	1,631.71
Common Shares (U.S. dollars)(2)	198.50	220.73	325.84
Preferred Shares (U.S. dollars)(2)	218.35	242.80	313.99
Weighted average share outstanding (in thousands) – basic

Common Shares	3,787,533	3,802,851	3,800,140
Preferred Shares	3,648,674	3,666,423	3,664,666
Weighted average shares outstanding (in thousands) – diluted
Common Shares	3,787,533	3,802,851	3,800,140
Preferred Shares	3,648,674	3,666,423	3,664,666

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.
(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2022, for reais into U.S. dollars of R$5.2177 to U.S.$1.00.

Balance Sheet Data

	As of December 31,
	2022	2022	2021	2020
	(in millions of U.S.$) (1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	4,217	22,003	16,657	20,149
Financial assets held for trading	—	—	—	—
Financial Assets Measured At Fair Value Through Profit Or Loss	11,221	58,547	18,859	60,900
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	16,259	84,834	70,571	95,843
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	409	2,134	870	500
Financial Assets Measured At Fair Value Through Other Comprehensive Income	10,623	55,426	101,242	109,740
Financial Assets Measured At Amortized Cost	127,225	663,824	633,241	554,925
Hedging derivatives	334	1,741	342	743
Non-current assets held for sale	134	699	816	1,093
Investments in associates and joint ventures	331	1,728	1,233	1,095
Tax assets	8,902	46,446	41,757	41,064
Other assets	1,586	8,275	6,049	7,222
Property, plant and equipment	1,570	8,191	8,784	9,537
Intangible assets	6,057	31,603	30,787	30,766
Total assets	188,867	985,451	931,208	933,578
Average total assets*	189,409	988,277	942,177	854,615
Liabilities
Financial liabilities held for trading (2)	7,809	40,747	36,953	75,020
Financial Liabilities Measured At Fair Value Through Profit Or Loss	1,710	8,922	7,460	7,038
Financial liabilities at amortized cost	152,420	795,284	750,094	707,289
Deposits from the Brazilian Central Bank and deposits from credit institutions	22,247	116,079	121,006	131,657
Customer deposits	93,902	489,953	468,961	445,814
Marketable debt securities	20,530	107,121	79,037	56,876
Debt Instruments Eligible to Compose Capital	3,744	19,538	19,641	13,120
Other financial liabilities	11,996	62,593	61,449	59,823
Hedging derivatives	—	—	447	145
Provisions (3)	1,747	9,115	11,604	13,815
Tax liabilities	1,497	7,811	8,175	10,130
Other liabilities	2,471	12,892	10,501	14,051

Total liabilities	167,654	874,771	825,234	827,488
Stockholders’ equity	21,977	114,669	109,047	106,205
Other Comprehensive Income	(860)	(4,486)	(3,406)	(428)
Non-controlling interests	95	497	334	313
Total stockholders’ equity	21,212	110,680	105,974	106,090
Total liabilities and stockholders’ equity	188,867	985,451	931,208	933,578
Average interest-bearing liabilities*	128,995	673,056	647,752	573,429
Average total stockholders’ equity*	24,696	128,849	105,070	101,531

*      The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.

(1)   Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2022, for reais into U.S. dollars of R$5.2177 to U.S.$1.00.

(2)   In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts, The financial information as of and for the year ended December 31, 2020 presented in this annual report already reflects the aforementioned adjustments. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.

(3)   Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios (*)

	As of and for the Year Ended December 31,
	2022	2021	2020
	(%)
Profitability and performance
Return on average total assets	1.5	1.7	1.6
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross) (1)	7.5	5.5	5.5
Impaired assets as a percentage of total assets (1)	4.0	2.9	2.5
Impairment losses to customers as a percentage of impaired assets(1) (2)	86.7	105.9	103.8
Impairment losses to customers as a percentage of loans and advances to customers (gross) (3)	6.5	5.8	5.8
Derecognized assets as a percentage of loans and advances to customers (gross)	3.7	3.0	3.7
Impaired assets as a percentage of stockholders’ equity (1)	35.6	25.5	21.8
Capital adequacy
Basel capital adequacy ratio (4)	13.9	14.9	15.3
Efficiency
Efficiency ratio (5)	27.4	27.1	35.5

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses.”
(2)	In 2022, including the debt instruments accounted for as financial assets measured at amortized cost, the ratio is 89.7%. For 2021 the ratio was 110.3% and for 2020 the ratio was 110.6%. The debt instruments amount was not material in preceding years.
(3)	In 2022, including the debt instruments accounted for as financial assets measured at amortized cost, the ratio is 6.7%. For 2021 the ratio was 6.0% and for 2020 the ratio was 6.1%. The debt instruments amount was not material in preceding years.
(4)	Basel capital adequacy ratio is measured pursuant to Brazilian Central Bank rules.
(5)	Efficiency ratio is determined by dividing administrative expenses by total income.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

Selected Consolidated Ratios, Including Non-GAAP Ratios (*)

	As of and for the Year Ended December 31,
	2022	2021	2020
	(%)
Profitability and performance
Net yield (1)	5.3	5.9	6.0
Return on average stockholders’ equity (2)	11.1	14.8	13.3
Adjusted return on average stockholders’ equity (2)	14.2	20.2	18.4
Average stockholders’ equity as a percentage of average total assets (2)(*)	13.0	11.2	11.9
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill (2)(*)	10.5	8.4	8.8
Asset quality
Impaired assets as a percentage of credit risk exposure (3)	6.7	4.9	5.0
Impaired assets as a percentage of stockholders’ equity excluding goodwill (2)(3)	47.4	34.5	29.8
Liquidity
Loans and advances to customers, net as a percentage of total funding (4)	67.0	70.2	76.3
Efficiency
Adjusted efficiency ratio (5)	27.5	28.2	27.8

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	“Net yield” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.
(2)	“Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Banco Olé Bonsucesso Consignado S.A. (formerly known as Banco Bonsucesso Consignado S.A.), or Banco Olé, in 2015 (60%) and 2020 (40%), and others, as further discussed in note 13 to our audited consolidated financial statements included elsewhere in this annual report. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008, the R$1.1 billion goodwill arising from the acquisition of Getnet and Super both during 2014, the acquisition of an interest in Banco Olé in 2015. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill.
(3)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and documentary credits. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. The reconciliation of the measure to the most comparable IFRS measure is disclosed in the table of non-GAAP financial measures presented immediately after these notes.
(4)	Total funding is the sum of financial liabilities at amortized cost, excluding other financial liabilities. For a breakdown of the components of total funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”
(5)	Adjusted efficiency ratio excludes the effects of the hedge for investments held abroad. This exclusion affects the income tax, gains (losses) on financial assets and liabilities and exchange rate differences line items but does not affect the “Net income from continuing operations” line item because the adjustment to gains (losses) on financial assets and liabilities and exchange rate difference is offset by the adjustment to income tax. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. The adjusted efficiency ratio excluding the effects of the hedge for investments held abroad is a non-GAAP measure. For further information, see the table below and “—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of R$, except percentages)
Effects of the hedge for investments held abroad	(129)	2,512	13,583
Efficiency ratio	27.4%	27.1%	35.5%
Adjusted efficiency ratio	27.5%	28.2%	27.8%

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures

Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures

The information in the table below presents the calculation of specified non-GAAP financial measures to the most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the R$1.1 billion goodwill arising from the acquisition of Getnet and Super both during 2014, the acquisition of Banco Olé in 2015 and the significance of other factors affecting stockholders’ equity and the related ratios. See “Item 4. Information on the Company—A. History and Development of the Company—Important Events.” The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill, as set forth in the above tables. Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

	As of and for the Year Ended December 31,
	2022	2021	2020
	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated net income for the period	14,339	15,559	13,451
Average stockholders’ equity (*)	128,849	105,070	101,531
Return on average stockholders’ equity (*)	11.1%	14.8%	13.2%
Adjusted return on average stockholders’ equity(*):
Consolidated net income for the period	14,339	15,559	13,451
Average stockholders’ equity(*)	128,849	105,070	101,531
Average goodwill(*)	27,928	27,967	28,513
Average stockholders’ equity excluding goodwill(*)	100,921	77,103	73,018
Adjusted return on average stockholders’ equity(*)	14.2%	20.2%	18.4%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	128,849	105,070	101,531
Average total assets(*)	988,277	942,177	854,615
Average stockholders’ equity as a percentage of average total assets(*)	13.0%	11.2%	11.9%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	128,849	105,070	101,531
Average goodwill(*)	27,928	27,967	28,513
Average stockholders’ equity excluding goodwill(*)	100,921	77,103	73,018
Average total assets(*)	988,277	942,177	854,615
Average goodwill(*)	27,928	27,967	28,513
Average total assets excluding goodwill(*)	960,349	914,210	826,102
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	10.5%	8.4%	8.8%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	39,224	26,923	23,176
Stockholders’ equity	110,680	105,974	106,090
Impaired assets as a percentage of stockholders’ equity	35.4%	25.4%	21.8%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	39,224	26,923	23,176
Stockholders’ equity	110,680	105,974	106,090
Goodwill	27,889	27,915	28,360
Stockholders’ equity excluding goodwill	82,791	78,059	77,730
Impaired assets as a percentage of stockholders’ equity excluding goodwill	47.4%	34.5%	29.8%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	524,655	493,355	417,822
Impaired assets	39,224	26,923	23,176
Impaired assets as a percentage of loans and receivables	7.5%	5.5%	5.5%

Impaired assets as a percentage of credit risk exposure:
Loans and advances to customers, gross	524,655	493,355	417,822
Guarantees	57,379	53,420	48,282
Credit risk exposure	582,034	546,755	466,115
Impaired assets	39,244	26,923	23,176
Impaired assets as a percentage of credit risk exposure	6.7%	4.9%	5.0%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	524,655	493,355	417,822
Impairment losses(1)	34,025	28,511	24,054
Total funding(2)	732,691	688,645	647,465
Loans and advances to customers, net as a percentage of total funding(2)	67.0%	67.5%	60.8%

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Provision for impairment losses of loans and advances to customers.
(2)	Total funding is the sum of financial liabilities at amortized cost, excluding other financial liabilities.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable IFRS financial measures for each of the periods presented.

	As of and for the Year Ended December 31,
	2022	2021	2020
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	18,240	17,316	17,115
Total income	66,475	63,926	48,242
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	4,699	(1,781)	(11,703)
Efficiency ratio	27.4%	27.1%	35.5%
Total Income	66,475	63,926	48,242
Effects of the hedge for investments held abroad	(129)	2,512	13,583
Total income excluding effects of the hedge for investments held abroad	66,346	66,438	61,825
Administrative expenses	18,240	17,316	17,115
Efficiency ratio adjusted for effects of the hedge for investments held abroad	27.5%	26.1%	27.7%

Reconciliation of Non-GAAP Measures to Their Most Directly Comparable IFRS Financial Measures

The information in the table below presents the calculation of specified non-GAAP financial measures from each of their most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding effects of the hedge for investments held abroad (see also note 23 to our audited consolidated financial statements included elsewhere in this annual report). Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

	As of and for the year ended December 31,
	2022	2021	2020
	(in millions of R$, except as otherwise indicated)

Gains (losses) on financial assets and liabilities (net) plus exchange differences (net)	4,699	(1,781)	(11,703)
Effects of the hedge for investments held abroad (1)	(129)	2,512	13,583
Adjusted Gains (losses) on financial assets and liabilities (net) plus exchange differences (net)	4,828	(4,293)	(25,286)
Total income	66,475	63,926	48,242
Effects on hedge for investment held abroad (1)	(129)	2,512	13,583
Adjusted total income	66,346	66,438	61,825
Operating income before tax	19,575	24,750	9,664
Effects of the hedge for investment held abroad (1)	(129)	2,512	13,583
Adjusted operating income before tax	19,445	27,262	23,247
Income taxes	(5,235)	(9,191)	3,787
Effects of the hedge for investment held abroad (1)	129	(2,512)	(13,583)
Adjusted income taxes	(5,106)	(11,703)	(9,796)
Operating income before tax – Commercial Banking	13,281	19,491	4,666
Effects of the hedge for investments held abroad (1)	(129)	2,512	13,583
Adjusted operating income before tax – Commercial Banking	13,151	22,003	18,249

(1)	The limitation associated with the exclusion of effects of the hedge investments held abroad with respect to the years ended December 31, 2021 and 2020 is that it has the effect of excluding a portion of gains (losses) on financial assets and liabilities (net) plus exchange differences (net) line item which is offset by excluding a portion in the income tax line item. This did not have a significant impact in the year ended December 31, 2022 as, following a change in the applicable tax law, the full amount of the exchange rate variation affecting investments in our branches was subject to corporate income and social contribution taxes. The tax effect was 50% over the exchange difference in the year ended December 31, 2021 and 100% over the exchange difference in the year ended December 31, 2020.

Exchange Rates

The Brazilian foreign exchange system allows the buying or selling of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

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

The following tables set forth the selling rate, expressed in reais per U.S. dollar (R$/U.S.$), for the periods indicated:

	Period-end	Average(1)	Low	High
	(per U.S. dollar)
Year:
2020	5.20	5.16	4.02	5.94
2021	5.58	5.40	4.92	5.84
2022	5.22	5.17	4.62	5.70
Month Ended:
September 2022	5.41	5.24	5.12	5.41
October 2022	5.26	5.25	5.14	5.35
November 2022	5.29	5.27	5.04	5.47
December 2022	5.22	5.24	5.14	5.34
January 2023	5.10	5.20	5.08	5.45
February 2023 (through February 27, 2023)	5.20	5.17	4.99	5.25

Source: Brazilian Central Bank.

(1)	Represents the average of the exchange rates at the close of each business day during the period.

Our parent company, Santander Spain, reports its financial and operating results in euros. As of December 31, 2022, the exchange rate for the euro to real was R$5.5666 per €1.00.

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

Summary of Risk Factors

Summary of Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

•	The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities.
•	Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

•	Exposure to Brazilian federal government debt could have a material adverse effect on us.
•	Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.
•	Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.
•	Infrastructure, labor force deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.
•	Disruption or volatility in global financial and credit markets, including as a result of the ongoing war between Russia and Ukraine, could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.
•	The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn.

Summary of Risks Relating to the Brazilian Financial Services Industry and Our Business

•	The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.
•	We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
•	The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.
•	Social and environmental risks may have a material adverse effect on us.
•	Climate change can create transition risks, physical risks and other risks that could adversely affect us.
•	We are subject to increasing scrutiny and regulation from data protection laws. Failure to protect personal information could adversely affect us.
•	We are exposed to risk of loss from legal and regulatory proceedings.
•	Disclosure controls and procedures over financial and nonfinancial reporting may not prevent or detect all errors or acts of fraud.
•	Changes in taxes and other fiscal assessments may have a negative effect on us. Furthermore, we are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
•	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
•	The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
•	Liquidity and funding risks are inherent in our business, and since our main sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.
•	The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

•	We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.
•	We may not effectively manage risks associated with the replacement or reform of benchmark indices.
•	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	We are also subject to increasing scrutiny and regulation governing cybersecurity risks.
•	We are subject to counterparty risk in our business.
•	Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.
•	We engage in transactions with related parties that others may not consider to be on an arm’s-length basis.
•	Our business is highly dependent on the proper functioning of information technology systems.

Summary of Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

•	Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.
•	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors. Furthermore, our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.
•	The liquidity and market prices of the units and the ADRs may be adversely affected by the cancellation of units or substantial sale of units and shares in the market, or by the relative volatility and limited liquidity of the Brazilian securities markets.
•	The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.
•	Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity. They may also be unable to exercise preemptive rights with respect to our units underlying the ADRs and find it difficult to exercise voting rights at our shareholders’ meetings.
•	Investors may find it difficult to enforce civil liabilities against us or our directors or officers. In addition, judgments of Brazilian courts with respect to our units or ADRs will be payable only in reais.
•	Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs. Furthermore, if you exchange your ADRs for their underlying units, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as Brazilian political and economic conditions, could adversely affect us and the trading price of our securities.

The Brazilian government has frequently intervened in the Brazilian economy and has on occasion made significant changes in policy and regulations. In the past, the Brazilian government has adopted measures, including, among others, changes in regulations, price controls, capital controls, changes in the exchange rate regime, and limitations on imports, which have affected Brazilian asset prices Recently, the Brazilian government has adopted measures, including changes in tax policies, and constraints that have affected Brazilian asset prices and the trading price of our securities.

We and the trading price of our securities may be adversely affected by changes in policy, laws or regulations at the federal, state and municipal levels involving or affecting factors such as:

•	interest rates;
•	currency volatility;
•	inflation;
•	reserve requirements;
•	capital requirements;
•	liquidity of capital and lending markets;
•	nonperforming loans;
•	tax policies;
•	the regulatory framework governing our industry;
•	exchange rate controls and restrictions on remittances abroad; and
•	other political, social and economic developments in or affecting Brazil.

Uncertainty over whether the newly inaugurated Brazilian government will implement changes in policy or regulation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us and our securities. Recent economic instability and political uncertainties have led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our securities. The overall trend of the Brazilian political and economic arenas may also affect the business of the Brazilian financial industry.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business and lending activity, nor are we able to predict how current or future measures implemented by regulatory policymakers may impact our business. In addition, due to the inauguration of a new administration, there is substantial uncertainty regarding future economic policies and we cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, or continued political uncertainty may materially adversely affect our business.

Political instability in Brazil may adversely affect Brazil’s economy and investment levels and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy by impacting the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

There are uncertainties regarding the policies to be followed by the newly inaugurated government, the ability of this new government to implement policies and reforms, as well as the external perception of the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, a tax reform proposed in 2021, which has not been voted on by both houses of the Brazilian Congress, has proposed the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies and could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. The Brazilian administration that took office on January 1, 2023 has stated that tax reform is among their priorities. Any such new policies or changes to current policies may have a material adverse effect on us.

Furthermore, expenditures by the Brazilian federal government have historically led to fiscal deficits at the federal level, resulting in seven straight years of deficits between 2014 and 2020. While the Brazilian federal government recorded a budget surplus in 2021 and 2022, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens (particularly following the COVID-19 pandemic and the need for the Brazilian government to fund extensive economic relief programs), declining revenues and inflexible expenditures.

In addition, Brazil elected a new president in October 2022, for a four-year term starting in 2023. The president of Brazil has the power to determine policies and issue governmental acts related to the conduct of the Brazilian economy and, consequently, affects the operations and financial performance of companies, including ours. We cannot predict which policies the newly elected president will adopt, much less whether such policies or changes in current policies may have an adverse effect on us or on the Brazilian economy. The uncertainties regarding the new government’s ability to implement its agenda, considering that the majority of the elected federal legislature is from the opposition parties, of changes related to monetary, fiscal and social security policies, as well as the political climate established after the elections, with massive demonstrations or strikes, can contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market and make it more difficult for the Brazilian Congress to approve structural reforms. . In addition, the result of the presidential election has been challenged since its conclusion and there has been the maintenance of a polarization in the Brazilian political environment that may undermine the institutional framework of the country. Any potential threat to the democratic system may result in deterioration of the political environment in Brazil, which could have a material adverse effect on our business, financial condition and results of operations, as well as on the price of our securities.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation, in particular in light of the newly inaugurated new administration’s policies, may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities.

Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

The Brazilian government’s measures to fight inflation, principally through the Brazilian Central Bank, have had significant effects on the Brazilian economy and our business, and can continue to do so. Tight monetary policies with high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, less strict government and Brazilian Central Bank policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

The SELIC rate had previously been on a downward trend since mid-2016. The SELIC rate reached a high of 14.25% in October 2016, before decreasing to 13.75% p.a. by the end of 2016. The SELIC rate fell further to 7.00% p.a. by the end of 2017, and to 6.50% p.a. in March 2018. The SELIC rate remained at this level until June 2019, when it resumed its downward trend, ending 2019 at 4.50% p.a. As a result of the negative economic impact of the COVID-19 pandemic, the SELIC rate fell during 2020, and reached a historical low of 2.00% p.a. by the end of the year and remained at that level until mid-March 2021. As a result of inflationary pressures that have arisen in Brazil in early 2021 and which grew in intensity on a global scale throughout 2022, the Brazilian Central Bank began to tighten its monetary policy and began to increase the SELIC rate in mid-March 2021, ultimately reaching 9.25% at the end of 2021. This cycle continued into 2022, with the SELIC rate reaching a high of 13.75% in August 2022, at which point the Brazilian Central Bank resolved to keep it at that rate. As of the date of this annual report, the SELIC rate remains at 13.75% per annum.

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

We estimate that, in 2022, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$945 million within the following 12-month period. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA, and the IGP-M. For example, considering the amounts in 2022, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$92 million and R$81 million, respectively.

Inflation for the years ended December 31, 2022, 2021 and 2020, as measured by the IPCA, was 5.79%, 10.06% and 4.52%, respectively. Increased inflation in the year ended December 31, 2021 resulted mainly from temporary supply shocks affecting the prices of foodstuffs. These inflationary pressures persisted in 2022 and early 2023, and have also been compounded by additional pressures, including climate events that hit electricity generation and led to an increase in energy prices, disruption in supply chains, the depreciation of the real, the ongoing war between Ukraine and Russia and the continued COVID-19 pandemic (particularly in China), among others. As a result, inflation in 2022 peaked at multiple-year highs of 12.1% in Brazil (as measured by the IPCA) and 9.1% in the United States (as measured by the Consumer Price Index), the highest levels since 2003 in Brazil and 1981 in the United States. The significant increase in the cost of living led the Brazilian government to introduce tax cuts on selected items, which helped ease pressures in Brazil and meant the accumulated IPCA for the year ended December 31, 2022 was 5.79%, which was still significantly higher than the 3.50% targeted level set by the Brazilian Central Bank pursuant to the applicable law.

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. Future Brazilian governmental actions, intervention in the foreign exchange market, and actions to adjust or fix the value of the real, may trigger increases in inflation and adversely affect the performance of the Brazilian economy. Any of these actions may adversely affect our asset quality. Furthermore, Brazil’s persistently high rate of inflation, compounded by high interest rates, declining consumer spending and unstable levels of unemployment may have a material adverse impact on the Brazilian economy as well as on us.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

We invest in Brazilian federal government bonds. As of December 31, 2022, approximately 14.5% of our total assets, and 70.3% of our securities portfolio, consisted of debt securities issued by the Brazilian federal government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

Increases in interest rates can decrease the present value of obligations under our legacy defined benefit pension plans and lifetime medical assistance plan, which contributed to the reduction of our provisions when compared to 2021, alongside the creation of a defined contribution plan at Banesprev with the purpose of receiving, through voluntary migration, participants and beneficiaries of certain defined benefit plans that we had previously sponsored, including Plan I, II, V, Pre-75, DCA, DAB, CACIBAN and Sanprev Plan I.

As of December 31, 2022, our provisions for pensions and similar obligations totaled R$1.8 billion (out of total provisions for legal and administrative proceedings, commitments, pensions and other matters of R$9.1 billion), a 35.0% decrease from R$2.7 billion as of December 31, 2021. For additional information, see note 21 to our audited consolidated financial statements included in this annual report.

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

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. As a result of fluctuations in commodity prices, international developments and periods of progress and setbacks on the domestic front—such as during the presidential impeachment process in 2016, or the approval of the national pension system reform in 2019—the real has weakened over the last few years. After having ended 2013 with an exchange rate of R$2.34 per U.S.$1.00, the real/U.S. dollar exchange rate was R$2.65 per U.S.$1.00 on December 31, 2014, depreciating further to R$3.91 per U.S.$1.00 on December 31, 2015. Despite the instability caused by a change in the country’s presidency, the real appreciated 17.0% year-over-year against the U.S. dollar as of December 31, 2016 to R$3.26 per U.S.$1.00. In 2017, the real remained relatively stable against the U.S. dollar, with an exchange rate of R$3.31 per U.S.$1.00 as of December 31, 2017, but continued to depreciate in the following years, reaching R$3.87 per U.S.$1.00 as of December 31, 2018, and R$4.03 per U.S.$1.00 as of December 31, 2019. In 2020, in response to the turbulence and uncertainty caused by the COVID-19 pandemic, the real depreciated significantly against the U.S. dollar, but finished the year at R$5.20 per U.S.$1.00. In 2021, the fallout of the COVID-19 pandemic continued to weigh on the performance and prospects of the Brazilian economy. The adverse economic effects of the COVID-19 pandemic have led to pressure on the Brazilian government to increase its support for the economy, which has led it to increase its already high indebtedness. Along with an ongoing perception that the Brazilian government could continue such support and further increase its indebtedness, this has led to a depreciation of the real. As of December 31, 2021, the exchange rate was R$5.58 per U.S.$1.00. In 2022, there was significant volatility in the R$/U.S.$ exchange rate, which fluctuated within a wide band that ranged from R$4.62 to R$5.70 per U.S.$1.00 as a result of ongoing economic and political certainty both globally and within Brazil. As of December 31, 2022 the exchange rate was R$5.22 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2022, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$0.82 million.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.3% in 2016 followed by a three-year streak of growth in 2017 (1.3%), 2018 (1.8%) and 2019 (1.2%). In 2020, the Brazilian GDP contracted by 3.3% as a result of the effects of the COVID-19 pandemic, and despite the significant economic support measures put in place by the Brazilian government (although it is believed that these measures averted an even stronger contraction). In 2021, the extension of income support programs and the relaxation of certain mobility restrictions that allowed some businesses to resume their activities boosted the industrial and services sectors and resulted in GDP growth of 5.0% in 2021. This level of growth was in part due to a low basis of comparison given the significant contraction in GDP in 2020 (against which 2021 growth was measured), an effect which was not present in 2022 and helps explain the deceleration of the GDP’s growth in 2022 (estimated at 3.0% notwithstanding the significant volume of fiscal incentives). Growth has been limited by the lack of private and public investments, resulting in potential energy shortages and deficient transportation, declining logistics and telecommunication sectors, and a lack of a qualified labor force. In addition, the growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters, pandemics or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries (including Spain, where Santander Spain, our controlling shareholder, is based), and other Latin American and emerging market countries. Although economic conditions in Europe and in the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these countries may have an adverse effect on the market value of securities of Brazilian issuers.

Investors’ perceptions of the risks associated with our securities may also be affected by allegations of fraud, accounting misstatements, corruption, bribery or other matters involving other Brazilian issuers. Investors’ perceptions of the risks associated with our securities may also be affected by perception of risk conditions in Spain. Additionally, crises in other emerging market countries may reduce investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In 2021, 2020 and 2019, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets and the increasing risk aversion to emerging market countries. In 2020 and 2021, the fallout of the COVID-19 pandemic also significantly affected the performance of Brazilian markets, an effect that was less pronounced in 2022 in Brazil. These factors have persisted in 2022 and have been compounded by the war between Russia and Ukraine, which has contributed to inflationary pressures worldwide and spurred central banks to increase interest rates, thereby spurring fears of a global economic slowdown. Continued COVID-19 outbreaks in China in 2022 and early 2023 and the response of the Chinese government to these have adversely affected the Chinese economy and, as a result of its global impact, the market value of our securities.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets due to their effects on the financial and economic environment, particularly in Brazil, which have included a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and a lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our nonperforming loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models.

The COVID-19 pandemic has had, and is expected to continue to have, a negative impact on global, regional and Brazilian economies, and we would be materially adversely affected by a protracted economic downturn.

The COVID-19 pandemic added a new source of uncertainty to global economic activity and it has had, and is expected to continue to have, a negative impact on global, regional and national economies and to disrupt supply chains and reduce international trade and business activity. New variants of the virus have emerged or may emerge against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place or once again be enacted if contagion levels increase, thereby suppressing economic activity. The materialization of these risks has affected global growth and may decrease investors’ interest in assets from Brazil, which has adversely affected the market price of our securities, possibly making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

The current COVID-19 pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. A continued downturn in local, regional or global economic conditions may adversely affect our business, results of operations and financial condition.

A global economic downturn could have a material adverse effect on us.

The global macroeconomic environment is facing challenges, including economic setbacks derived from the COVID-19 pandemic, supply chain disruptions, high energy prices, inflation and the ongoing war between Russia and Ukraine. There is considerable uncertainty over the effects of the tight monetary policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, which may result in GDP contractions across major economies in the short and medium term.

In 2022, the war between Russia and Ukraine is contributing to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China are involved in controversies related to trade barriers in China that have threatened a trade war between the countries, which have implemented or proposed to implement tariffs on certain imported products. Tensions have also arisen between the United States and China over the future of Taiwan. Sustained tension between the United States and China could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Pandemics, epidemics or outbreaks of infectious diseases can have an adverse effect on the global market and economy, as well as on our operations. Historically, some epidemics and regional or global outbreaks, such as Zika virus, Ebola virus, H5N5 virus (popularly known as avian influenza), foot-and-mouth disease, H1N1 virus (influenza A, popularly known as swine flu), middle east respiratory syndrome (MERS) and severe acute respiratory syndrome (SARS) have affected certain sectors of the economy in the countries where these diseases have spread. On March 11, 2020, the World Health Organization, or “WHO,” declared that the COVID-19 epidemic rose to the level of a pandemic. This declaration triggered severe measures by government officials around the world with the aim of controlling the spread of COVID-19, including restrictions on the flow of people, with limitations on travel, use of public transport, quarantines and lockdowns, prolonged closure of commercial establishments, interruptions in the supply chain and reduction of consumption in general. These measures, combined with the uncertainties caused by the COVID-19 pandemic, had an adverse impact on the economy and the global capital market, including Brazil, including causing eight circuit breakers in B3 negotiations throughout March 2020. The prices of most of the assets traded on B3 were adversely affected due to the COVID-19 pandemic. Impacts similar to these may reoccur, causing the prices of securities traded on the B3 to fluctuate.

Moreover, the risk of returning to a fragile and volatile environment and to heightened political tensions in Europe exists if, among others, the policies implemented to provide relief to the economies and communities most affected by the COVID-19 pandemic and high inflation do not succeed, the reforms aimed at improving productivity and competition fail, the banking union and other measures of European integration do not take hold or anti-European groups become more widespread. A deterioration of the economic and financial environment in Europe could have a material adverse impact on the global economy, affecting our operating results, financial position and prospects. In addition, growing protectionism and trade tensions, such as the tensions between the United States and China in recent years, could have a negative impact on the global economy, which would also impact our operating results, financial condition and prospects. China’s deceleration based on structural low economic growth coupled with real estate distress and slow population growth could negatively affect the world economy which would also impact our operating results, financial condition and prospects.

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

Part of our funding originates from repurchase agreements which are generally short term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the securities may significantly impact the availability of funds, as the cost of funding will increase if the quality of the Brazilian government securities used as collateral is adversely affected as a result of conditions in financial and credit markets, making this source of funding inefficient for us.

If the size and/or liquidity of the Brazilian government bond and/or repurchase agreement markets decrease, or if there is increased collateral credit risk or we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected.

The war in Ukraine could materially affect our financial position and increase our operational risk.

On February 24, 2022, Russia launched a large-scale military action against Ukraine. The war in Ukraine has caused an ongoing humanitarian crisis in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. The continuance or escalation of the war, including its extension to other countries in the region, could lead to further increases in energy, oil and gas prices (particularly if supplies to Europe are interrupted) and heightened inflationary pressures, which in turn could lead to further increases in interest rates and market volatility. In addition, the war has exacerbated supply chain problems, particularly to those businesses most sensitive to rising energy prices. The war and its effects could exacerbate the current slowdown in the global economy and could negatively affect the payment capacity of some of our customers, especially those with more exposure to the Russian or Ukrainian markets.

In response to the Russian military action against Ukraine, several countries, including the United States, the European Union member states, the United Kingdom and other UN member states, have imposed severe sanctions on Russia and Belarus, including freezing/blocking assets, targeting major Russian banks, the Russian central bank, and certain Russian companies and individuals, imposing trade restrictions against Russia and Russian interests, as well as the disconnection of certain Russian banks from the SWIFT system (Society for Worldwide Interbank Financial Telecommunication). In addition, the sanctions imposed also include a ban on trading in sovereign debt and other securities. The scale of sanctions is unprecedented, complex and rapidly evolving, and poses continuously increasing operational risk to us. Our corporate framework and policies are designed to ensure compliance with applicable laws, regulations and economic sanctions in the countries in which we operate, including U.S., EU, U.K. and UN economic sanctions. We cannot predict whether Brazil or any of the jurisdictions whose sanctions frameworks we adhere to will enact additional economic sanctions or trade restrictions in response to the Russian military action against Ukraine. While we do not knowingly engage in direct or indirect dealings with sanctioned parties according to applicable sanctions, or in direct dealings with the sanctioned countries/territories, we may on occasion have indirect dealings within the sanctioned countries/territories, but aim to operate in line with applicable U.S., EU, U.K. and UN blocking and sectoral sanctions regulations.

Furthermore, the risk of cyberattacks on companies and institutions is expected to increase as a result of the war and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. We are actively monitoring the situation to ensure that cyber defenses remain updated against current and emerging threats.

While we do not have a physical presence in Russia and Ukraine and our direct exposure to Russian or Ukrainian markets and assets is not material, the impact of the war in Ukraine and the sanctions imposed on global markets and institutions, the impact on macroeconomic conditions generally, and other potential future geopolitical tensions and consequences arising from the war remain uncertain and may exacerbate our operational risk. Episodes of economic and market volatility and pressure on supply chains and inflation may continue to occur and could worsen if the war persists or increases in severity. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from the war in Ukraine.

Ongoing or future investigations relating to corruption, diversion of public funds, money laundering fraud and other matters that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.

Certain Brazilian companies have faced and continue to face investigations and prosecutions by the CVM, the U.S. Securities and Exchange Commission, or the “SEC,” the U.S. Department of Justice, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, the Comptroller General of Brazil, and other relevant governmental authorities, in connection with corruption, money laundering and other allegations of wrongdoing. Anticorruption or other investigations may lead to significant reputational harm, which may affect the investigated corporations’ images and revenues and result in downgrades from rating agencies or funding restrictions, among other negative effects. Allegations of bribery, corruption, fraud, money laundering improper accounting practices or other similar matters among certain large Brazilian companies may also adversely affect investors’ perceptions of the risks involved in investing in Brazilian companies and result in volatility in financial markets. Given the significance of the companies that historically have been subject to investigations in the Brazilian economy, the investigations and their fallout have had and may continue to have an adverse effect on Brazil’s economic growth prospects in the short to medium term.

Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term. Although we have reduced our exposure to companies involved in government investigations, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of investigations, we may also be materially adversely affected. In addition, investigations have involved members of the Brazilian executive and legislative branches, which caused considerable political instability, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us.

As a result of the allegations under the Lava Jato investigations and the economic downturn, Brazil was downgraded to non-investment grade status by Standard & Poor’s, or “S&P,” in September 2015, by Fitch Ratings, or “Fitch,” in December 2015 and by Moody’s Investor Service, or “Moody’s,” in February 2016, and downgraded again by Fitch in May 2016. In addition, Brazil was further downgraded by S&P to BB- with a stable outlook in January 2018 as a result of the failure of the prior Brazilian government to approve certain reforms. Brazil’s sovereign rating is currently rated by the three major risk-rating agencies as follows: BB- by S&P and Fitch (stable outlook) and Ba2 by Moody’s (stable outlook). Further downgrading of Brazil’s credit rating could reduce the trading price of units and ADRs. Downgrades of various major Brazilian companies could worsen the conditions of the Brazilian economy and the condition of Brazilian companies in general, especially those relying on foreign investments.

In addition, the Lava Jato investigations also reached members of the Brazilian executive and legislative branches, which caused considerable political instability, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to calculate the size and extension of the effects derived from such political instability, which may include further deteriorations in Brazil’s economic conditions.

Risks Relating to the Brazilian Financial Services Industry and Our Business

Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in Brazil, as well as volatile macroeconomic and political conditions.

A slowdown or recession in Brazil and other major world economies, such as the severe recession caused by the COVID-19 pandemic, could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions). The year 2021 was marked by an accelerated recovery in the level of activity in the main global economies, as a result of the expansionary monetary and fiscal policy, including reductions in interest rates. As a result, inflation rates in 2021 and 2022 have increased considerably in Brazil and globally, due to the strong increase in aggregate demand and bottlenecks in supply and production chains due to shortages of inputs.

In Brazil, this process of generalized increase in prices was intensified by the depreciation of the Brazilian real against the U.S. dollar and other leading currencies, leading the Brazilian Central Bank to increase the SELIC rate from 2.0% at the end of 2020 to 13.75% at the end of 2022. This increase in interest rates has had an adverse effect on economic growth in 2022 that may continue into 2023. Moreover, in 2022, the Brazilian economy was adversely affected by economic uncertainty and economic volatility due to the general and presidential elections held in October 2022.

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

In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:

•	reduced demand for our products and services;
•	increased inflationary pressure, continued high unemployment and continued reductions in growth prospects could make the economic environment more unpredictable and adversely affect our results of operations;
•	strong political polarization of the political scenario in Brazil, aggravated by the socioeconomic impacts of the COVID-19 pandemic;

•	intensification of government action in regulation (including banking regulation with respect to the Agenda BC#, such as regulations on social and environmental risks, or CSLL, IOF and other tax reform), technological disruptions (including as a result of PIX and Open Finance) and the entry of new players (including large technology companies, fintech and marketplaces) have made and may continue to make our industry more competitive and potentially less profitable;
•	increased regulation of our industry and compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services, increase our regulatory risks and limit our ability to pursue business opportunities; and
•	inability of our borrowers to comply with their existing obligations on a timely basis, whether in part or at all. Continued macroeconomic uncertainty may adversely affect customers’ income across both our retail and corporate business, and may adversely affect the recoverability of our loans, resulting in increased loan losses.

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

Each of these factors could also affect the credit quality of our counterparties, due to the slowdown in the Brazilian economy as a whole and reduction in purchasing power and operating margins. The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

The recoverability of our loan portfolios and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Brazil. The quality of our loan portfolio may deteriorate as a result of these risks and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us. See “—The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us”.

In addition, we are exposed to sovereign debt in Brazil. Our net exposure to Brazilian sovereign debt as of December 31, 2022 was R$142.7 billion (or 14.5% of our total assets as of that date) and consisted principally of National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F). Recessionary conditions in Brazil would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.

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

Our revenues are also subject to a risk of deterioration from unfavorable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax and monetary policies.

The economy of Brazil has experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the Brazilian economy to which we lend. In addition, Brazil is affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Furthermore, the Brazilian government has implemented fiscal and monetary policies and initiatives to mitigate the effects of the COVID-19 pandemic on the economy, individual businesses and households. These fiscal and monetary policy measures accelerated the economic recovery in 2021 but significantly increased governmental debt. In 2022, although the Brazilian Central Bank withdrew previously granted COVID-19-related monetary stimuli and increased basic interest rates, the Brazilian government extended the provision of some fiscal incentives to support the economy. Because of positive developments from a revenue standpoint, the level of governmental debt (as a percentage of the GDP) remained materially unchanged in the period, but we cannot assure that it will not increase significantly in 2023 as a result of the proposed economic policies of the new Brazilian federal government, deterioration of Brazil’s economic condition or other factors. Among the risks that could lead to an economic slowdown and adverse conditions in the financial markets are (i) the continuance or escalation of the war in Ukraine; (ii) further increases in the prices of energy and other commodities that can cause inflation or lead to further inflationary pressures; (ii) the continued breakdown of global supply chains; (iii) additional fiscal incentives, which have hitherto contributed to keeping inflation above target levels; (iv) a decline in governmental revenue, which could lead to a steep growth in governmental debt; and (v) further tightening of monetary and fiscal policies, including rising interest costs. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services.

The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive, with this competition increasing in recent years. We face significant competition in all of our main areas of operation from other Brazilian and international banks, as well as state-owned institutions, including through portability of loans. In particular, we face the challenge of competing in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms that are already eroding our results in very relevant markets such as payments. In addition, neobanks (i.e., banks that are fully digital) have begun operating in Brazil and have drawn significant numbers of customers. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. This could be accelerated by the advent of open banking and open finance, which could result in our competitors gaining access to valuable data regarding our customers which may help them compete with us. In addition, the alliances that our competitors are starting to build with large technology firms can make it more difficult for us to successfully compete with them and could adversely affect us.

Moreover, nontraditional providers of banking services, such as internet-based e-commerce providers, mobile telephone companies and internet search engines, as well as payment services for blockchain technologies, may offer and/or increase their offerings of financial products and services directly to customers. These nontraditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive prices and rates and devote more resources to technology, infrastructure and marketing. These new competitors, in addition to neobanks, have entered and may continue to enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected.

In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger, artificial intelligence and/or biometrics, to provide services such as digital currencies, cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Such new technologies and mobile banking platforms could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand toward internet and mobile banking may necessitate changes to our retail distribution strategy. Our failure to implement changes to our distribution strategy swiftly and effectively could have an adverse effect on our competitive position.

In addition, on November 16, 2020, the Brazilian Central Bank instituted PIX, as well as the Instant Payment System (Sistema de Pagamentos Instantâneos), or “SPI,” which enables participants to settle electronic transfers of funds in real time and is available for 24 hours a day, seven days a week, and every day in the year. This ecosystem promotes innovation of the existing payment infrastructure. Although the regulations relating to the PIX ecosystem are subject to further developments from time to time, such initiatives may promote greater competition in the industry, and could cause customers to move away from the solutions we offer towards PIX solutions. In particular, PIX has made processing payments faster and less expensive, has fostered and is expected to continue to foster additional competition and allow new entrants to join the market, while also serving as a significant source of data that will contribute to the ongoing transformation of the financial industry in Brazil. Such developments could therefore materially and adversely affect our business and results of operations. In particular, we face the challenge to compete in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms who are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as a leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. The alliances that our competitors are starting to build with large technology firms can make it more difficult for us to successfully compete with them and could adversely affect us.

Increasing competition could also require that we increase the rates offered on our deposits or lower the rates we charge on loans, which could also have a material adverse effect on our profitability, as well as limit our ability to increase our customer base and expand our operations, further increasing competition for investment opportunities.

The success of our operations, our profitability and our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet the customers’ needs during their entire life cycle. However, we may not be able to manage emerging risks as we expand our range of products and services, which could have a material adverse effect on us. Moreover, our customers’ needs and/or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs and/or desires. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If we cannot respond in a timely fashion to the changing needs and/or desires of our customers, we may lose existing or prospective customers, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

As we expand the range of our products and services, some of which may be at an early stage of development, in certain regional markets where we operate, we will be exposed to new and potentially increasingly complex risks, such as conduct risk arising from relationships with customers, and development expenses. Our employees and risk management systems, as well as our experience and that of our partners, may not be sufficient to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Although the global economy has begun to recover from the COVID-19 pandemic, certain adverse effects of the pandemic continue to impact the macroeconomic environment and may persist for some time. Should the ongoing effects of the COVID-19 pandemic continue for an extended period of time, or worsen, our business, financial position, liquidity, results of operations and prospects could be adversely affected.

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

Beginning in 2021 and through 2022, high vaccination rates in many countries and a progressive relaxation of health and safety restrictions, together with the fiscal and monetary policy measures implemented, contributed to an increase in employment levels and recovery of the global economy generally, with some variations across sectors and regions. For example, as recently as November 2022, social distancing and lockdown measures remained in place in certain locations in China as the government sought to curb new outbreaks of the contagion. Moreover, in Brazil, certain states and municipalities have recently reinstated mask mandates in public transportation and other areas of public congregation, while mask mandates at airports and on air travel have remained in place since first enacted. In addition, certain adverse consequences of the COVID-19 pandemic have continued to impact the macroeconomic environment and may persist for some time, including labor shortages and disruptions of global supply chains, which contributed to rising inflationary pressures. The COVID-19 pandemic remains dynamic and the emergence of variants resistant to existing vaccines remains uncertain.

If new COVID-19 waves or variants of the virus force countries to readopt measures that restrict economic activity, the macroeconomic environment could deteriorate and adversely impact our business and results of operations, which could include, but are not limited to, (i) a continued decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) a decline in value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (vi) downgrades to our credit ratings. See also “—Our cost of funding is affected by our credit ratings, and any risks may have an adverse effect on both variables. Any downgrade in (i) the rating of Brazil’s, (ii) our controlling shareholders, or (iii) our credit rating would likely increase our cost of funding, requiring us to post additional collateral under some of our derivative and other contracts and adversely affect our interest margins and results of operations.”

Moreover, our operations could still be impacted by risks from remote work or bans on nonessential activities. While in 2022, we have progressively returned to the office, we still maintain flexibility to work remotely. In 2022, consistent with governmental health directives, we reinstated normal working conditions without specific health protocols in light of high vaccination rates, the sunset of the COVID-19 state of emergency that had been declared by the Brazilian government and the minimal risk of serious disease. We continue to monitor contagion levels on an ongoing basis.

We may also be adversely affected by measures taken by the Brazilian and other governments to mitigate the effects of the COVID-19 pandemic or other disruptive events. For example, in 2020, a temporary suspension on dividends and other distributions was enacted in Brazil through Resolution No. 4,820, limiting distributions to shareholders to 30% of adjusted net income (following amendments enacted on December 23, 2020). As a result, we only distributed R$3,837 million in 2020 compared to R$10,800 million in 2019. This restriction was not applied in 2021 and 2022, but there is no assurance that the Brazilian Central Bank or other government agencies will not apply similar measures to us in the future, whether in an effort to mitigate the effects of the COVID-19 pandemic or otherwise.

The COVID-19 pandemic may persist for some time, which could affect the global economy and/or adversely affect our business, financial condition, liquidity or results of operations, and may also increase the likelihood and/or magnitude of other risks described in this “Item 3. Key Information—D. Risk Factors.” The extent to which the consequences of the COVID-19 pandemic affect our business, financial condition, liquidity and results of operations will depend on future developments that remain uncertain, including the rate of distribution and administration of vaccines globally, the severity and duration of any resurgence of COVID-19 variants, future actions taken by governments, central banks and other third parties in response to the COVID-19 pandemic, and the effects on our customers, counterparties, employees and third-party service providers. Any future outbreak of any other highly contagious diseases or other public health emergencies may also have similar adverse effects on our business, financial condition, liquidity and results of operations or cause other risks to us.

For more information about specific measures that we have adopted and the impact on our business operations, see “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19.”

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

As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent that these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations, could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulations may be unexpectedly and immediately imposed by governments and regulators in response to a crisis, and these may especially affect financial institutions such as those that may be deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements require a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to continued significant financial regulatory reform in jurisdictions outside Brazil that directly or indirectly affect Santander Spain’s businesses, including Spain, the European Union, the United States and other jurisdictions. In Spain and in other countries in which Santander Spain’s subsidiaries operate (including Brazil), there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behavior and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest, and in their products and services and the prices and other terms applied to them, is likely to continue. Changes to current legislation and its implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burdens on Santander Group, including Santander Brasil, in these jurisdictions. In the European Union, these reforms could include changes relating to capital requirements, liquidity and funding, or other measures, implemented as a result of the unification of the European banking system under a European Banking Union. In the United States, many changes have occurred as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and its implementing regulations, most of which are now in place. In May 2018, the United States government enacted the Economic Growth, Regulatory Relief, and Consumer Protection Act, or “EGRRCPA,” the first major piece of legislation rebalancing the financial regulatory landscape since the passage of the Dodd-Frank Act. The U.S. financial regulatory agencies have begun to propose regulations implementing EGRRCPA, but the ultimate impact of these reforms on our operations is currently uncertain. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Banking Regulation.” We cannot predict the outcome of any financial regulatory reforms in the European Banking Union, the United States or other jurisdictions, and we cannot yet determine their effects on Santander Spain and, consequently, their effects on us, but regulatory changes may result in additional costs for us.

We are subject to potential intervention by any of our regulators or supervisors.

Our business and operations are subject to increasingly significant rules and regulations set by the Brazilian Central Bank, the CVM and the CMN, which are required to conduct banking and financial services business. These apply to business operations, affect our financial returns, and include reserve and reporting requirements and conduct-of-business regulations.

In their supervisory roles, the Brazilian Central Bank and the CMN seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. Their continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. As a result, we face high levels of supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines.

We are subject to regulation on a consolidated basis and may be subject to liquidation or intervention on a consolidated basis.

We operate in a number of credit- and financial services-related sectors through entities under our control. For certain purposes related to regulation and supervision, the Brazilian Central Bank treats us and our subsidiaries and affiliates as a single financial institution. While we believe that our consolidated capital base provides financial strength and flexibility to our subsidiaries and affiliates, their individual activities could indirectly put our capital base at risk. Any investigation or intervention by the Brazilian Central Bank, particularly in the activities carried out by any of our subsidiaries and affiliates, could have a material adverse impact on our other subsidiaries and affiliates and, ultimately, on us. If we or any of our financial subsidiaries become insolvent, the Brazilian Central Bank may carry out an intervention or liquidation process on a consolidated basis rather than conduct such procedures for each individual entity. In the event of an intervention or a liquidation process on a consolidated basis, our creditors would have claims to our assets and the assets of our consolidated financial subsidiaries. In this case, claims of creditors of the same nature held against us and our consolidated financial subsidiaries would rank equally in respect of payment. If the Brazilian Central Bank carries out a liquidation or intervention process with respect to us or any of our financial subsidiaries on an individual basis, our creditors would not have a direct claim on the assets of such financial subsidiaries, and the creditors of such financial subsidiaries would have priority in relation to our creditors in connection with such financial subsidiaries’ assets. The Brazilian Central Bank also has the authority to carry out other corporate reorganizations or transfers of control under an intervention or liquidation process.

Increases in reserve, compulsory deposit and minimum capital requirements may have a material adverse effect on us.

Compulsory deposit requirements in Brazil require banks to hold part of funding received from customers with the Brazilian Central Bank, which sets these requirements as a means of controlling liquidity in the financial markets and preserving the solvency of financial institutions. The Brazilian Central Bank has periodically changed the level of reserves and compulsory deposits that financial institutions in Brazil are required to maintain, as well as determined compulsory allocation requirements to finance government programs. These changes are a continuing source of risk, as new or an increase in existing reserve and compulsory deposit or allocation requirements, may adversely affect our liquidity and our ability to fund our loan portfolio and other investments and, as a result, may have a material adverse effect on us.

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

For more information on the rules implementing Basel III, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Capital Adequacy and Leverage – Basel—Basel III” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding—Capital Management.”

We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering and anti-terrorism, or “AML/CFT,” anti-bribery and corruption, sanctions and other laws and regulations (collectively, financial crime, compliance (“FCC”)) applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We have FCC policies and procedures in place detailing what is required from those responsible. We are also required to conduct FCC training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our special incidents area.

Financial crime continues to be the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML/CFT, anti-bribery, anti-corruption and sanctions laws and regulations are increasingly complex and detailed. Key standard-setting and regulatory bodies continue to provide guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. However, emerging technologies, such as cryptocurrencies (which were recently regulated by statute in Brazil) and innovative payment methods, could limit our ability to track the movement of funds and, therefore, present a risk to us. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach.

Additionally, we are required by Brazilian Central Bank regulations, which derive from resolutions from the UN Security Council, to comply with certain rules relating to the local enforcement of sanctions imposed by the UN Security Council. We believe we already have the control and compliance procedures in place to satisfy such additional compliance requirements. However, we continue to evaluate their impact on our control and compliance procedures and whether adjustments will need to be made to our control and compliance procedures as a result.

If we are unable to comply fully with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

The reputational damage to our business and global brand would be severe if we were found to have breached AML/CFT, anti-bribery, anti-corruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ data and bank products and services from being accessed or used for illegal or improper purposes.

Furthermore, the Brazilian Public Federal Prosecutor’s Office (Ministério Público Federal), or “MPF,” has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases, resulting in a claimed benefit of R$83 million (approximately U.S.$15 million) for us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018, the officer in question presented his defense. The proceedings are currently ongoing. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

In addition, while we expect relevant counterparties to maintain and apply their own appropriate compliance measures, procedures and internal policies, such measures may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash operations) without our (or our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, breaches of AML/CFT, anti-bribery and corruption or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “watch lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are subject to increasing scrutiny and regulation from data protection laws, including penalties in the event of noncompliance with the terms and conditions of certain new European and Brazilian regulations.

We receive, maintain, transmit, store and otherwise process proprietary, sensitive and confidential data, including public and nonpublic personal information of our customers, employees, counterparties and other third parties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this information is governed by stringent federal, state, local and foreign laws, rules, regulations and standards, and the regulatory framework for data privacy and cybersecurity is in considerable flux and evolving rapidly. As data privacy and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, data privacy and cybersecurity issues have become the subject of increasing legislative and regulatory focus.

We are subject to regulations enacted by Brazilian authorities. The LGPD came into effect in September 2020, with the exception of its articles 52, 53 and 54, which came into effect on August 1, 2021. The LGPD sets out several penalties, which include warnings, blocking and erasure of data, public disclosure of the offense, and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense. In addition, we are subject to Regulation (EU) 2016/279 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”). The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million, and fines of up to 2% of annual worldwide turnover or €10 million (whichever is highest) for other specific infringements. Additionally, following the United Kingdom’s withdrawal from the EU, we also are subject to the U.K. General Data Protection
Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law).

The implementation of the GDPR, the LGPD, the U.K. GDPR and other data protection regimes has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial noncompliance with the new procedures. If there are breaches of our data protection and privacy obligations, as the case may be, we could face significant civil administrative and monetary sanctions, as well as reputational damage, which could have a material adverse effect on our operating results, financial condition and prospects. Furthermore, following any such breach, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

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

As of December 31, 2022, we had provisions for taxes, other legal contingencies and other provisions of R$7,340 million (compared to R$8,876 million as of December 31, 2021).

See more information in note 22 to our audited consolidated financial statements included in this annual report and in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We may face operational difficulties under the Brazilian instant payment scheme.

As a direct participant of the PIX, we may face operational issues, as well as difficulties in adapting to the requirements established by the PIX payment scheme regulations and by the other applicable rules, mainly related to the minimum level of service to be provided on a recurring basis to customers, as well as recent new security and fraud prevention requirements set forth by the Brazilian Central Bank. The Brazilian Central Bank has also enacted a new rule implemented in July 2022 setting a limited amount of R$1,000 for PIX transactions carried out between 8:00 p.m. (or, at the user’s discretion, between 10:00 p.m.) and 6:00 a.m. As a result, we may be the target of administrative sanctions and/or judicial claims, either by the Brazilian Central Bank itself or as a result of complaints brought by our customers if we fail to adequately comply with this rule. Furthermore, as a consequence of potential administrative sanctions or judicial claims, we may face difficulties in retaining customers in relation to Santander SX, our solution for our customers to access PIX, which may have a material adverse effect on our financial results, as well as our reputation.

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

Disclosure controls and procedures over financial and nonfinancial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial and nonfinancial reporting, (including any climate-related reporting), are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, or negligence and fraud, which could result in regulatory sanctions, civil claims, and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in our control systems, misstatements due to error or fraud may occur and not be detected.

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

Changes in taxes and other fiscal assessments may have a negative effect on us.

The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary levies, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our nonperforming credit portfolio.

Changes in tax policy, including the creation of new taxes, may occur with relative frequency and such changes could have an adverse effect on our financial position or operating results. For example, in 2011, the Brazilian government established the IOF tax, which used to be charged at 1.0% per day over the notional value of increased foreign exchange exposure and was reduced in 2012 to zero with respect to foreign exchange. Currently, the daily IOF tax rates applicable to local loans are approximately (i) 0.0082% for individuals and (ii) 0.0041% for legal entities. The IOF rates have been frequently adjusted (both upwards and downwards) in recent years. We cannot estimate the impact that a change in tax laws or tax policy could have on our operations. For example, the IOF tax is a tool used by the Brazilian government to regulate economic activity, which does not directly impact our results of operations, though changes in the IOF tax can impact our business volumes generally.

Moreover, the Brazilian Congress has from time to time enacted major tax reforms and major tax reforms in Brazil have been discussed over the last few years. We cannot predict if tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed-rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Prepayments would also require us to amortize net premiums or commissions into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on mortgages and other loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and could have a material adverse effect on our business, financial condition and results of operations. An increase in prepayments, in particular should the prevailing interest rates decrease from the rates in effect as of the date of this annual report, could have a material adverse effect on us.

The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Nonperforming or low credit quality loans can negatively impact our results of operations as the amount of our reported nonperforming loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or other factors, including factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Brazil and globally, including as a result of the war in Ukraine or a prolonged COVID-19 pandemic with the emergence of variants resistant to existing vaccines. If we were unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.

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

Since many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, there is no assurance that our current or future provisions for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions for impairment losses, which may adversely affect us. If we were unable to control or reduce the level of our nonperforming or poor credit quality loans, this could have a material adverse effect on us.

On December 31, 2022, our credit risk exposure (which includes gross loans and advances to customers, guarantees and documentary credits) amounted to R$568,338 million (compared to R$540,873 million as of December 31, 2021).

Economic uncertainty may lead to a contraction in our loan portfolio.

Brazil has historically registered a slow GDP growth rate. The average GDP growth rate between 2020 and 2022 (1.5% per annum) was essentially unchanged from the growth rate between 2017 and 2019 (1.4% per annum). This pattern, as well as a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation, a recent increase of the SELIC rate, as well as a recession in 2016 have adversely affected the rate of growth of our loan portfolio in recent years. Ongoing economic uncertainty could adversely affect the liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All of these factors could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Liquidity and funding risks are inherent in our business, and since our main sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they fall due, or that we can only secure such financial resources at excessive cost. This risk is inherent in any retail and wholesale banking business and can be heightened by a number of enterprise-specific factors, including overreliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the war in Ukraine or new outbreaks of the COVID-19 pandemic, the ongoing war between Russia and Ukraine, high energy prices, inflation or other disruptive events. Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, and increases in these factors raise the cost of our funding. Increases in interest rates primarily as a result of monetary policy decisions taken by central banks and other monetary authorities, and have increased markedly globally and in Brazil during 2022. Credit spread variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

We rely primarily on retail deposits as our main source of funding. As of December 31, 2022, 87% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 52% of our assets had maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy and in the financial services industry, the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances arise, this could have a material adverse effect on our operating results, financial condition and prospects.

Central banks around the world have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the COVID-19 pandemic. As a result of inflationary pressures in 2021, 2022 and early 2023 central banks have reduced or discontinued these measures. If any remaining credit facilities, which are progressively being reduced, were to be rapidly removed or significantly reduced, this could have a material adverse effect on our ability to access liquidity and on our funding costs. Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdowns of committed credit lines to our customers.

Our ability to manage our funding base may also be affected by changes to the regulation on compulsory reserve requirements in Brazil. For more information on the rules on compulsory reserve requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected. Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio, or “LCR,” is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. For the observations in this disclosure (exercised with daily balances for October, November and December 2022), Santander Brasil had an LCR of 137.5%, above the 100% minimum requirement. The Net Stable Funding Ratio, or “NSFR,” provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile in relation to their activities. Our NSFR, which must remain at a minimum of 100% beginning from October 1, 2018 according to CMN rules, was 108.3% as of December 31, 2022.

Our cost of funding is affected by our credit ratings, and any risks may have an adverse effect on both variables. Any downgrade in Brazil’s, our controlling shareholder’s or our credit rating would likely increase our cost of funding, requiring us to post additional collateral under some of our derivative and other contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our long-term debt are based on a number of factors, including our financial strength, conditions that affect the financial services industry and the economic environment in which we operate. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Brazilian sovereign debt and the rating of our controlling shareholder. If Brazil’s sovereign debt or the debt of our controlling shareholder were to be downgraded, our credit rating would also likely be downgraded to a similar degree.

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

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend on numerous dynamic, complex and interrelated factors and assumptions, including market conditions at the time of any downgrade, whether the downgrade of our long-term credit rating indirectly downgrades our short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than any hypothetical examples, depending upon certain factors, including the credit rating agency issuing the downgrade, any management or restructuring actions that could be taken to reduce cash outflows, and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although unsecured and secured funding stresses are included in our stress-testing scenarios and a portion of our total liquid assets is held against these risks, a credit rating downgrade could still have a material adverse effect on us.

Santander Spain’s long-term debt is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s, A with a negative outlook by S&P and A- with a negative outlook by Fitch, while its long-term debt in foreign currency is currently rated A+ with a stable outlook by S&P and A2 with a stable outlook by Moody’s. Our long-term debt in foreign currency is currently rated BB- with a stable outlook by S&P and Ba1 with a stable outlook by Moody’s, and was affected as a result of the lowering of Brazil’s sovereign credit rating. See “—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—Ongoing or future investigations relating to corruption, diversion of public funds, money laundering fraud and other matters that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us.” Any further downgrade in our long-term debt in foreign currency, including as a result of adverse economic conditions in Brazil or globally (such as those caused by the ongoing war between Russia and Ukraine), would likely increase our funding costs and adversely affect our interest margins and results of operations.

We cannot assure that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies that have a negative outlook with respect to us or our controlling shareholder, there can be no assurances that such agencies will revise such outlooks upward. In general, the future evolution of our ratings will be linked, to a large extent, to the general macroeconomic outlook which includes the impact of the war in Ukraine and the COVID-19 pandemic (including, for example, additional waves, new variants and the reinstatements of restrictive measures), inflation and interest rates on our asset quality, profitability and capital, as well as on the rating of Santander Spain. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins and results of operations.

The effectiveness of our credit risk management is affected by the quality and scope of information available in Brazil.

In assessing customers’ creditworthiness, we rely largely on the credit information available from our own internal databases, certain publicly available customer credit information, information relating to credit contracted, which is provided by the Brazilian Central Bank, and other sources. Due to limitations in the availability of information and the developing information infrastructure in Brazil, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, we cannot assure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently our allowances for impairment losses may be materially adversely affected.

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

We establish prices and make calculations in relation to our insurance and pension products based on actuarial or statistical estimates. The pricing of our insurance and pension plan products is based on models that include a number of assumptions and projections that may prove to be incorrect, since these assumptions and projections involve the exercise of judgment with respect to the levels and timing of receipt or payment of premiums, contributions, provisions, benefits, claims, expenses, interest, investment results, retirement, mortality, morbidity and persistence. We could suffer losses due to events that are contrary to our expectations as a result of, among others, incorrect biometric and economic assumptions or the use of incorrect actuarial bases in the calculation of contributions and provisions.

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

As part of the risk analysis that we conduct with respect to our customers, some of the risk factors which we consider include environmental aspects (such as soil and groundwater contamination, deforestation, or absence of environmental permits) and social aspects (such as the existence of working conditions akin to slavery or impacts on indigenous people from projects) and, most recently, climate aspects, with a focus on physical and transition risks. Any failure or noncompliance by us to identify and accurately assess these factors and the potential risks to us before entering into proposed transactions with our customers may result in damage to our image and reputation, as well as have a material adverse effect on our business, results of operations and financial condition.

Moreover, we are exposed to the risk that our assessment that a product or service we provide, or an investment that we have made, is socially or environmentally responsible will be challenged by customers, regulators or third parties. There has been increased investor and regulatory focus on ESG-related practices of financial institutions. A growing interest on the part of investors and regulators in ESG factors, and increased demand for, and scrutiny of, ESG-related disclosures by financial institutions, has likewise increased the risk that we could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of our self-managed investment funds, or our and our funds’ ESG efforts or initiatives, commonly referred to as “greenwashing.” Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.

Furthermore, the Brazilian Central Bank has recently issued new regulations and standards applicable to us relating to the management and governance of social, environmental and climate risks by financial institutions. These rules relate both to risks resulting from our products, services and activities, and to risks arising out of the activities of our counterparties, controlled entities, suppliers and outsourced service providers. Most of these regulations have been in effect since July 2022. Any failure or noncompliance by us to adequately identify and assess these risks may subject us to future sanctions by the Brazilian Central Bank, as well as have a material adverse impact on our business and financial condition. For more information on the new regulatory requirements issued by the Brazilian Central Bank relating to ESG requirements applicable to Brazilian financial institutions, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations— ESG Requirements Applicable to Financial Institutions.”

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of macroeconomic factors globally and in Brazil, the war in Ukraine or a prolonged COVID-19 pandemic with the emergence of variants resistant to existing vaccines as well as force majeure events, such as natural disasters (including as a result of climate change). We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by applicable law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

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

Financial instruments, including derivative instruments and securities, represented 90.2% of our total assets as of December 31, 2022. As of December 31, 2022, the notional value of derivatives in our books amounted to R$2,282 million (with a market value of R$21,976 million of debit balance and R$18,699 million of credit balance).

Any realized or unrealized future gains or losses from these investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or mark to market investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in the value of the real or in interest rates and the real instead increases in value or interest rates increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in net revenue levels, and we may not earn a return on our consolidated investment portfolio or on a part of the portfolio in the future. Any losses on our securities and derivative financial instruments could materially and adversely affect our operating income and financial condition. In addition, any decrease in the value of these securities and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

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

Interest rate, equity, foreign exchange rate and other types of indices, which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national and other regulatory scrutiny and initiatives for reform.

On March 5, 2021, the U.K. Financial Conduct Authority, or the “FCA,” which regulates the London interbank offered rate, or “LIBOR,” published an announcement to confirm the dates immediately after which all LIBOR settings would either cease to be provided by any administrator or no longer be representative. The FCA announced that on December 31, 2021 all tenors would cease to be provided by any administrator except for the overnight, 1-, 3-, 6- and 12-month and for the USD LIBOR tenors, which will be discontinued on June 30, 2023.

In March 2022, the U.S. Congress passed the Adjustable Interest Rate (LIBOR) Act (“the LIBOR Act”). This legislation establishes a uniform process, on a nationwide basis, for replacing LIBOR in existing contracts the terms of which do not contain fallback provisions by automatically replacing LIBOR, on the LIBOR replacement date (expected to be the first London banking day after 30 June 2023), with the “Board-selected benchmark replacement”. On 16 December 2022, the Federal Reserve Board adopted a final rule that implements the LIBOR Act and identifies these benchmark replacements, which differ for different contracts, but are all based on SOFR.

We have focused and continue to focus on making all the contractual, commercial, operational and technological changes necessary to address relevant pending milestones.

Our exposure to LIBOR-linked contracts as of December 31, 2021 was limited and related only to USD LIBOR. In 2021, we adopted the SOFR (Secured Overnight Finance Rate) and CME TERM SOFR as a replacement for USD LIBOR for new agreements and since January 1, 2022 we are no longer entering into new USD LIBOR transactions, except in cases for which there are specific exceptions given by international regulators (such as market making activities). We are communicating with our customers to amend existing agreements to include appropriate fallback clauses for when USD LIBOR ceases to be published.

These and other reforms have caused and may in the future cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which introduce a number of risks for us. These risks include (i) legal risks arising from potential changes required to documentation for new and existing transactions; (ii) risk management, financial and accounting risks arising from market risk models and from valuation, hedging, discontinuation and recognition of financial instruments linked to benchmark rates; (iii) business risk of a decrease in revenues of products linked to indices that will be replaced; (iv) pricing risks arising from how changes to benchmark indices could impact pricing mechanisms on some instruments; (v) operational risks arising from the potential requirement to adapt IT systems, trade reporting infrastructure and operational processes; (vi) conduct risks arising from the potential impact of communication with customers and engagement during the transition period and inquiries, reviews or other actions from regulators regarding our preparation, readiness and transition plans and (vii) litigation risks and risks relating to other disputes and actions with customers, counterparties, investors and other parties regarding our existing products and services, which could adversely impact our profitability.

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

Risk management is a central part of our activities. We seek to manage and control our risk exposure through a forward-looking management model, based on governance and other tools, supported by our risk culture. While our management model uses a broad and diversified set of risk monitoring and mitigation techniques, such management model may not be fully effective at mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based on our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Thus, our losses could be significantly higher than the historical measures indicate. In addition, our statistical models may not take all risks into account or measure emerging risks correctly. Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead management, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome, to misunderstand or misuse such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe that our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on our customers’ current or future credit risk behavior, our management models may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.

Some of the models and other analytical and judgment-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models or may approve them with additional capital requirements, or we may be precluded from using them. Any of these potential situations could limit our ability to expand our businesses or have a material impact on our financial results.

Failure to effectively implement, consistently monitor or continuously improve our credit risk management system may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.

We face various cybersecurity risks, including but not limited to the intrusion into our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization, ransomware affecting our services and end-user technology, social engineering and phishing attacks, and cyberattacks causing systems degradation or service unavailability that may result in business losses.

We may not be able to successfully protect our information technology systems and platforms against such threats. In recent years, we have seen increased targeting of the computer systems of companies and organizations, and the techniques used to obtain unauthorized, improper or illegal access to information technology systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cybercriminals, but also activists and rogue states. We have been and continue to be subject to a range of cyberattacks, such as denial of service, malware and phishing. Cyberattacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could disrupt our electronic systems used to service our customers.

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

We are also subject to increasing scrutiny and regulation governing cybersecurity risks. Such regulation is fragmented and constantly evolving, and includes CMN Resolution No. 4,893/2021. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulations on Cybersecurity.” We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or policies. A failure to implement all or some of these new global and local regulations, which in some cases have severe sanctions regimes, could also have a material adverse effect on us. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation or other damages, litigation expenses, regulatory penalties and fines and/or through the loss of assets. Furthermore, upon a failure to comply with applicable law and regulation, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

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

We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearinghouses or other financial intermediaries.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional customers, as well as counterparties in various other industries. Defaults by, and even rumors or questions about the solvency of, certain of our counterparties, including financial institutions and the financial services industry generally, have led to market-wide liquidity problems and losses or defaults by other counterparties. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties.

We or certain of our counterparties may incur losses or defaults for a wide variety of reasons, including defaults by certain of our counterparties, by business with which our counterparties transact, rumors or questions about the solvency of our counterparties or significant market participants, as well as evidence or rumors of fraud or improper accounting practices among certain of our counterparties or significant market participants, including both financial and non-financial institutions. If any of these problems were to materialize, as they have in past among large Brazilian corporations, the otherwise routine transactions that we have entered into with our counterparties could have a material adverse effect on our business, financial condition and results of operations.

If these risks give rise to losses, this could materially and adversely affect us. Our loan portfolio does not have any specific concentration exceeding 10% of our total loans. As of December 31, 2022, 1.0% of our loan portfolio is allocated to our largest debtor and 4.5% to our next 10 largest debtors. However, we cannot assure this will continue to be the case or that we will not incur significant losses from counterparty defaults despite the concentration levels described above.

If these counterparty risks give or continue to give rise to losses, our business, financial condition and results of operations could materially and adversely be affected.

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

Changes in interest rates affect the following areas, among others, of our business:

•	interest income/(charges);
•	the volume of loans originated;
•	credit spreads;
•	the market value of our securities holdings;
•	the value of our loans and deposits; and
•	the value of our derivatives transactions.

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

Interest rates have been increasing in Brazil since March 2021 and the SELIC rate has reached 13.75% as of the date of this annual report. Increases in interest rates may reduce the volume of loans we originate. We have generally observed an inversely proportional relationship between interest rates and credit demand. We believe this is due to the fact that higher interest rates increase transaction costs and therefore discourage consumption. However, the demand for certain products and services, such as overdrafts and revolving checks, is not significantly affected by increases in interest rates. As a result of these factors, we estimate that the recent increases in interest rates could result both in decreased demand for credit products but also in changes to customer needs. Sustained high interest rates may also dampen economic growth. Higher interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased or fluctuations in delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. In particular, certain assets are constantly marked-to-market and are therefore affected by changes in prevailing interest rates. This process may result in significant reductions in book values and to impairment losses. Additionally, a shrinking yield premium between short-term and long-term market interest rates coupled with inflation could adversely affect our business and results of operations.

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

Our financial results are constantly exposed to market risk. In 2022, inflationary pressures, increases in the prices of energy, oil, gas and other commodities, the war in Ukraine and the lingering effects of the COVID-19 pandemic have caused and may continue to cause significant market volatility which may materially and adversely affect us and our trading and banking book.

Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the war in Ukraine, the COVID-19 pandemic, high inflation (including high energy prices) and other disruptive events. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

We face risks related to market concentration.

Concentration risk is the risk associated with potential high financial losses triggered by significant exposure to a particular component of risk, whether it be related to a particular counterparty, industry or geographic concentration. Examples of such risks include significant exposure to a single counterparty, to counterparties operating in the same economic sector or geographical region, or to financial instruments that depend on the same index or currency.

We believe that an excessive concentration with respect to a particular risk factor could generate a relevant financial loss for us, especially if the risk is one described in the “Item 3. Key Information—D. Risk Factors” section of this annual report. We recognize the importance of this risk and the potential impacts that may affect our portfolio and results of operations.

The financial problems faced by our customers could adversely affect us.

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our customers, which could in turn increase our nonperforming loan ratios, impair our loan and other financial assets, and result in decreased demand for borrowings and deposits in general. We have credit exposure to borrowers that have entered or may shortly enter into bankruptcy or similar proceedings. We may experience material losses from this exposure.

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

We and our affiliates have entered into a number of services agreements pursuant to which we render and/or receive services, such as administrative, accounting, consulting, finance, treasury, legal services and others from (or provide such services to) related parties. We are likely to continue to engage in transactions with such related parties (including our controlling shareholder) that others may not consider to be on an arm’s-length basis. Future conflicts of interests may arise between us and any of our affiliates, or among our affiliates, which may not be resolved in our favor. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Changes in accounting standards could impact reported earnings.

Accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For further information about developments in financial accounting and reporting standards, see note 1 to our audited consolidated financial statements included elsewhere in this annual report.

Our financial statements are based in part on assumptions and estimates that impact the results of our operations.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of financial assets measured at amortized cost, goodwill impairment, valuation of financial instruments, impairment of financial assets measured at fair value through other comprehensive income, deferred tax assets provision and pension obligation for liabilities.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect or misstated, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

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

We do not operate all of our redundant systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. We have experienced interruptions in our information technology systems in the past and we cannot assure you that we will not suffer any such interruptions in the future, or that we will be able to identify and rectify these within a window of time that prevents any disruption. Any such events or failures could disrupt our business and impair our ability to provide our services and products effectively to our customers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any substantial failure to improve or upgrade our information technology infrastructure and management systems in an effective, timely and cost-effective manner, including in response to new or modified cybersecurity and data privacy laws, rules, regulations and standards, could have a material adverse effect on us.

Failure to protect personal information could adversely affect us.

Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit, maintain and store confidential personal information of our customers and counterparties, including, but not limited to, personally identifiable information and personal financial information. The sharing, use, disclosure and protection of this information are governed by various Brazilian and foreign laws and regulations.

Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, unauthorized access or disclosures could subject us to legal actions and administrative sanctions, as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Furthermore, our business is exposed to risk from employees’ potential noncompliance with policies, misconduct, negligence or fraud, which could result in regulatory sanctions and serious reputational and financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that the data we hold is incomplete, not recoverable or not securely stored. In addition, we may be required to report events related to information security issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or delivered to our customers with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. If we cannot maintain effective and secure electronic data and information, management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, claims from customers, regulators, employees and other parties, violations of applicable privacy and other laws, regulatory sanctions and serious reputational and financial harm to us.

Moreover, during the heights of the COVID-19 pandemic, we permitted or required a majority of our employees to work remotely, which led to increased vulnerability of our systems and the risk of cyber-attacks. Though substantially all of our employees are now working in-person at our offices, work-from-home policies may lead to continued vulnerability to the extent certain of our employees elect to work away from our premises and access our networks remotely. This trend, combined with our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has increased the risk of data breaches and other security incidents.

Furthermore, data breaches and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure. Although we work with our customers, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of sensitive and confidential information, including personal information, to prevent against information security risk, we routinely manage personal, confidential and proprietary information by electronic means, and we, our third-party vendors or other third parties with which we do business may be the target of attempted cyberattacks or subject to other information security incidents or breaches. This is especially applicable in the current global environment, with the war in Ukraine resulting in an increased risk of cyber-attacks, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in the war. If we cannot maintain effective and secure electronic data and information (including personal information), management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, litigation or claims from customers, regulators, employees and other third parties, violations of applicable privacy and other laws, rules or regulations, regulatory sanctions and serious reputational and financial harm to us.

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

Maintaining a robust risk management framework based on robust ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could therefore cause significant harm to our business and prospects. Harm to our reputation could arise from numerous sources, including, among others, misconduct by our directors, officers or employees (either in connection with their duties at the Company or with other positions they may hold elsewhere), including the possibility of fraud perpetrated by such persons, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cybersecurity incident), dealings with sectors that are not well perceived by the public, ratings downgrades, significant fluctuations in our share price, dealing with customers in sanctions lists, rating downgrades, significant variations in the price of our ADRs throughout the year, compliance failures, unethical behavior, actual or alleged conduct in any number of activities, including lending practice, sales and marketing, corporate governance and corporate culture, and the activities of customers, service providers and other counterparties, including activities that negatively affect the environment. Further, negative publicity regarding us may result in harm to our prospects.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

Additionally, we could suffer significant reputational harm that could affect our business, results of operations and prospects from any negative perceptions regarding topics related to environmental, social and corporate governance policies. There has been increased focus by customers, shareholders, investor advocacy groups, employees, regulators and other stakeholders on these topics, and our policies, practices and disclosures in these areas could come under scrutiny. Governments may implement new or additional regulations and standards or investors, customers and other stakeholders may impose new expectations or focus investments in ways that cause significant shifts in disclosure, consumption and behaviors that may have negative impacts on our business. If regulators or stakeholders consider our efforts to be ineffective, inadequate or unsatisfactory, whether real or perceived, it could harm our reputation, business and prospects and we could be subject to enforcement, other supervisory actions or other harm.

We could also suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly, including conflicts of interests involving our directors and executive officers. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of customers to deal with us or give rise to litigation or enforcement actions against us, which could have an adverse effect on our operating results, financial condition and prospects.

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

We plan to continue to expand our operations and we may not be able to manage such growth effectively, or to execute successfully any of our strategic actions, which could have an adverse impact on us, including on our profitability. We may also not be successful in any reorganizations, dispositions or spin-offs we undertake.

We allocate management and planning resources to develop strategic plans for organic growth and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that can offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;
•	maintain or grow our existing customer base;
•	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;
•	finance and integrate strategic investments or acquisitions;
•	align our current information technology systems adequately with those of an enlarged group;
•	apply our risk management policy effectively to an enlarged group; and
•	manage a growing number of entities without overcommitting management or losing key personnel.

Any failure to manage growth effectively, or to execute successfully any of our strategic actions, could have a material adverse effect on our operating results, financial condition and prospects. In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies. Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

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

Furthermore, on April 15, 2021, we entered into the Getnet Partnership Agreement with Getnet, which provides a framework for our relationship with Getnet following the Spin-Off. Pursuant to the Partnership Agreement, both parties have the right to terminate the Partnership Agreement at will, upon one year’s prior written notice to the other party. In case of fault by the other party, as described by the Partnership Agreement, such as due to insolvency, bankruptcy or loss of material license, among others, the non-defaulting party is free to terminate the Partnership Agreement by means of a simple notification sent to the other party. We may suffer a material adverse effect if the Getnet Partnership Agreement is terminated or not renewed, or if we are unable to enter into a favorable agreement with a new partner in the event of termination of the Getnet Partnership Agreement. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Spin-Off of Getnet” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

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

Our ability to attract and retain qualified employees is affected by perceptions of our culture, social and corporate governance policies and management, our profile in the markets in which we operate and the professional opportunities we offer.

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

Our historical loan loss experience may not be indicative of our future loan losses. While the quality of our loan portfolio is associated with the default risk in the sectors in which we operate, changes in our business profile may occur due to, among other factors, our organic growth, merger and acquisition activity, changes in local economic and political conditions, a slowdown in customer demand, an increase in market competition, changes in regulation and in the tax regimes applicable to the sectors in which we operate and, to a lesser extent, other related changes in countries in which we operate and in the international economic environment. In addition, the market value of any collateral related to our loan portfolio may fluctuate, from the time we evaluate it at the beginning of the trade to the time such collateral can be executed upon, due to the factors related to changes in economic, political or sectorial factors beyond our control, and we may be unable to realize the full value of the collateral securing our loan portfolio.

We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us.

We use models for approval (scoring/rating), behavior, capital calculation, provisions, market risk, structural risk (i.e., interest rate risk in the banking book), operational risk, compliance and liquidity. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates and forecasts. It involves simplified representations of real-world relationships between characteristics, values and observed assumptions that allows us to focus on specific aspects.

Model risk is the negative consequence of decisions based on inaccurate, improper or incorrect use of models. Sources of model risk include (i) incorrect or incomplete data in the model itself or the modelling method used in systems and (ii) incorrect use or implementation of the model. We manage model risk on a consolidated basis with the Santander Group, which includes internal model risk policies and a tiering mechanism to categorize the levels of importance of non-regulatory models and model risk management. Nonetheless, model risk can cause financial loss, erroneous commercial and strategic decision-making or damage to our transactions, any of which could have a material adverse effect on our operating results, financial condition and prospects. In addition, our regulatory models and the underlying methodologies are subject to scrutiny from our supervisors, who could identify potential weaknesses or deficiencies that may result in enforcement actions, including sanctions, fines and/or the imposition of stricter capital requirements, as well as mandates and recommendations with respect to the methodologies underlying our models, which could also lead us to more onerous or inefficient capital consumptions.

Additionally, unprecedented changes in economic and market drivers related to the COVID-19 pandemic and the ongoing war between Russia and Ukraine impact the performance of financial models, including credit loss models, capital models, traded risk models and models used in the asset/liability management process. This has required additional monitoring and adjustments to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also has resulted in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models has been and may continue to be impacted by the consequences of these events. While it is too early to be entirely certain of the magnitude of change required for our models, it is likely that capital, credit risk and other models will need to be adjusted.

In addition, the fair value of our financial assets, determined using financial valuation models, may be inaccurate or subject to change and, as a consequence, we may have to register impairments or write-downs that could have a material adverse effect on our operating results, financial condition and prospects. See “—Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.”

Climate change can create transition risks, physical risks and other risks that could adversely affect us.

Risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both in Brazil and globally. New regulations related to climate change may affect our operations and business strategy, leading us to incorporate financial costs resulting from the following driver risk:

•	Transitional risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes and business and consumer preferences, which could increase our expenses and impact our strategies. We expect that financial services providers may undergo significant developments in terms of stakeholder, policy, legal and regulatory expectations relating to our lending activities and the value of our financial assets as regards the ESG impact of our activities. As a result, we expect that we will face greater scrutiny with respect to our business and the customers we transact with. As a result, our operational decision-making in certain industries or projects associated with causing or exacerbating climate change may be affected as we seek to adapt our practices to avoid reputational and client relationship harm, both of which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment changes.

•	Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. If we fail to adequately embed risks arising from climate change into our risk and operational frameworks to appropriately measure, manage and disclose the various financial and operational risks that may result from climate change, or if we fail to adapt our strategy and business model to a changing regulatory and market environment, we may face significant adverse impacts on our business growth rates, competitiveness, profitability, capital requirements, cost of funding and financial condition.

These primary drivers could materialize, among others, in the following financial risks:

•	Credit risks: Physical climate change could lead to increased credit exposure. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.
•	Market and liquidity risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or solve climate-related problems.
•	Operational risks: Severe weather events could directly impact business continuity and both of our customers’ and our operations.
•	Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing focus, pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.
•	Conduct risks: Conduct risks could develop associated with the increasing demand for ‘green’ products where there are differing and developing standards or taxonomies.
•	Reputational risks: Our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change and social and environmental matters, or to the practices or involvement of our customers, in certain industries or projects associated with causing or exacerbating climate change.

As a financial institution, we are already subject to certain regulatory ESG requirements as detailed under “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—ESG Requirements Applicable to Financial Institutions.” These requirements may increase going forward as a result of the increasing importance of ESG matters. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs and limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.

We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because the climate-related information is based on current expectations and future estimates about our and third-parties' operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates, targets or commitments or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business, and its interests could conflict with ours.

As of February 24, 2023, Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 89.53%  of our total capital. Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

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

We operate as a standalone subsidiary within the Santander Group. Our controlling shareholder has no liability for our banking operations, except for the amount of its holdings of our capital stock and for other specific limited circumstances under Brazilian law. The interests of Santander Spain may differ from the interests of our other shareholders, and the concentration of control in Santander Spain will limit other shareholders’ ability to influence corporate matters. As a result, we may take actions that our other shareholders do not view as beneficial.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2022, the aggregate market capitalization of the B3 was equivalent to approximately R$4.2 trillion (U.S.$0.8 billion), and the top 10 stocks in terms of trading volume accounted for approximately 48% of all shares traded on B3 in the year ended December 31, 2022. In contrast, as of December 31, 2022, the aggregate market capitalization of the NYSE was approximately U.S.$31.7 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy, global capital markets, including in Brazil, and the prices of most of the securities traded on the NYSE and the B3, including the price of our securities during the course of 2020 and 2021 and, to a lesser extent, in 2022. In 2022, these effects have been compounded by the ongoing war between Russia and Ukraine, continued supply chain disruptions, high inflation (including high energy prices) and higher interest rates globally and in Brazil. Impacts similar to those described above may reoccur, which may result in volatility in the prices of our securities traded on the NYSE and on the B3. We cannot assure you that the price of our securities will not fall below the lowest levels at which our securities traded in the past as a result of these or other factors.

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

Discontinuation, in whole or in part, of our existing corporate governance practices or minimum protections may adversely affect your rights as a security holder and may result in a decrease in the price of our shares, units and ADRs.

Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity.

According to our By-Laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law, and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$8.1 billion, R$9.6 billion and R$3.8 billion (R$2.17, R$2.59 and R$1.03 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2022, 2021 and 2020, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in the future. We are also subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity, such as a temporary restriction in 2020 on dividend distributions and other payments as a result of measures taken by the Brazilian Central Bank to combat the COVID-19 pandemic’s effect on the Brazilian financial sector (see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19—Temporary Suspension of Dividend Distributions and Other Payments”). Although this restriction was not reinstated in 2021 or 2022, we cannot assure you that this or other restrictions will not be reinstated in the future.

Holders of ADRs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADRs are not our direct shareholders and are unable to enforce directly the rights of shareholders under our By-Laws and Brazilian Corporate Law. Holders of ADRs may exercise voting rights with respect to the units represented by ADRs only in accordance with the deposit agreement governing the ADRs. Holders of ADRs face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADR holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our units will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADRs will receive notice of a shareholders’ meeting by mail from the ADRs depositary following our notice to the depositary requesting the depositary to do so. To exercise their voting rights, holders of ADRs must instruct the ADR depositary on a timely basis on how they wish to vote. This voting process necessarily will take longer for holders of ADRs than for holders of our units or shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADRs, the depositary will assume that the holders of those ADRs are instructing it to give a discretionary proxy to a person designated by us to vote their ADRs, except in limited circumstances.

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

Law No. 10,833 of December 29, 2003 provides that the disposal of assets located in Brazil by a nonresident to either a Brazilian resident or a nonresident is subject to taxation in Brazil, regardless of whether the disposal occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposal of our units by a nonresident of Brazil to another nonresident of Brazil. It is unclear whether ADRs representing our units, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. We believe that ADRs do not qualify as property located in Brazil and, thus, should not be subject to Brazilian income tax. Nevertheless, there is no judicial guidance as to the application of Law no. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADRs between nonresidents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADRs, this tax law would accordingly impose withholding taxes on the disposition of our ADRs by a nonresident of Brazil to another nonresident of Brazil. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Any gain or loss recognized by a U.S. taxpayer will generally be treated as U.S. source gain or loss. A U.S. taxpayer would generally not be able to credit any Brazilian tax imposed on the disposition of our units or ADRs against such person’s U.S. federal income tax liability. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders.

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

Holders of ADRs have different shareholders’ rights than do shareholders of companies incorporated in the United States and certain other jurisdictions.

Our corporate affairs are governed by our By-Laws and by Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Brazil.

Under Brazilian Corporate Law, holders of the ADRs are not our direct shareholders and have to exercise their voting rights through the depositary. Therefore, holders of ADRs may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of our common shares under Brazilian law than under the laws of other jurisdictions outside Brazil.

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

Holders of ADRs who exchange ADRs for their underlying units may risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

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

If any holders or beneficial owners of the holders of the ADRs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADRs, such holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. Any plaintiff(s) in such an action may believe that a nonjury trial would be less favorable to the plaintiff(s) or otherwise less desirable.

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

History

We are currently the third largest privately owned bank in Brazil, and the only international bank that operates countrywide. We operate in both the retail and wholesale segments with high-added value offers, which allows us to provide our products and services to individuals, small and medium enterprises, and large corporate customers.

We are part of the Santander Group, a financial institution founded in Spain in 1857, and that has expanded globally through numerous acquisitions. Under the Santander Group’s business model, each major unit is autonomous and self-sufficient in terms of capital and liquidity. However, our relationship with the Santander Group allows us to:

•	access the Santander Group’s global operation network, using the operational synergies with the Santander Group to enhance our ability to provide global products and services to our customers, while reducing technology development costs;
•	provide our customers with the benefits of a strong presence in certain international markets, predominantly in Latin America and Western Europe;
•	assimilate best practices with respect to products, services, internal controls and risk management that were implemented by the Santander Group internationally; and
•	develop our employees’ skills by means of local and international training and development initiatives, including international experiences at the Santander Group’s offices worldwide.

Our history in the Brazilian banking industry goes back to the 1970s and is summarized in the following figure:

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

Since the 1990s, the Santander Group established its presence in Latin America, particularly in Brazil, by capitalizing on organic growth and pursuing an acquisition strategy, including the following most notable acquisitions:

•	In November 2000, the Santander Group acquired Banespa, a bank owned by the State of São Paulo which resulted in the Santander Group becoming one of Brazil’s largest financial groups.
•	On July 24, 2008, Santander Spain took an indirect share control of Banco Real, which was then absorbed into the Santander Group in order to further consolidate its investments in Brazil. Santander Brasil’s acquisition of Banco Real’s share capital was approved through a share exchange transaction on August 29, 2008, which resulted in Banco Real becoming a wholly owned subsidiary of Santander Brasil. Subsequently, it was merged into Santander Brasil on April 30, 2009.

Since October 7, 2009, our units and common and preferred shares have been listed and traded on B3 under the symbols “SANB11,” “SANB3” and “SANB4,” respectively. Our ADRs have been registered with the SEC under the Securities Act and are listed and traded on the NYSE under the symbol “BSBR.” For further information, see “Item 9. The Offer and Listing—A. Offering and Listing Details.”

Important Events

We have set forth below important recent events in the development of our business. For further information, please see note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Joint Venture with HDI Seguros

On December 20, 2017, we entered into binding agreements with HDI Seguros for the formation of a partnership involving the creation of a new insurance company called Santander Auto S.A., or “Santander Auto.” Sancap Investimentos e Participações S.A., a company controlled by Santander Brasil, holds 50% of the issued share capital of Santander Auto with the remaining 50% being held by HDI Seguros. Santander Auto focuses on offering motor insurance policies through a fully digital platform. The transaction closed on October 9, 2018 when the documentation to form Santander Auto S.A. was executed and we and HDI Seguros undertook a joint capital contribution of R$15 million into Santander Auto. On January 11, 2019, Santander Auto was granted regulatory authorization to begin operations by SUSEP and effectively started its operations in the second half of 2019.

Formation of BEN Benefícios

On June 11, 2018, we incorporated BEN Benefícios, Benefícios e Serviços S.A., or “Ben,” an entity fully held by Santander Brasil, whose purpose is to create, supply and administer various types of vouchers and tickets used to provide employee benefits (such as meals, transportation and cultural events) in the form of printed electronic and magnetic cards. BEN Benefícios began operating in the second quarter of 2019.

Formation of Esfera Fidelidade S.A.

Esfera Fidelidade was incorporated on August 14, 2018 as our wholly owned subsidiary. Esfera Fidelidade was formed to develop and manage customer loyalty programs. Esfera Fidelidade started its operations in November 2018.

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

Purchase of Equity Interest in Gira – Gestão Integrada de Recebíveis do Agronegócio S.A.

On August 11, 2020, Santander Brasil executed a share purchase and sale agreement and other covenants with the shareholders of Gestão Integrada de Agronegócio S.A., or “Gira,” to acquire 80% of Gira’s share capital. Gira is a technology company that operates in the management of agribusiness receivables and whose platform has the potential to make agricultural credit transactions more secure. This increased layer of security is achieved through the use of applications, such as geolocation of productive areas, capture and analysis of agronomic data and permanent monitoring of production performance for sites involved in credit transactions. Gira’s solutions also include the review and digital registration of collateral provided under commercial contracts and continuous observation of crop development as a way of monitoring risks. The applicable regulatory approvals were received on December 18, 2020 and the closing of the transaction took place on January 8, 2021. As a result, Santander Brasil now holds an 80% equity interest in Gira.

Merger of Banco Olé into Banco Santander (Brasil) S.A.

Following our acquisition in 2020 of the remaining outstanding equity interest in Banco Olé, through the acquisition of equity interests in its indirect shareholder, Bosan Participações S.A., together referred to as “Olé Companies,” the shareholders of Santander Brasil and the Olé Companies approved the merger of Olé Companies into Santander Brasil, as provided by the general meetings held on August 31, 2020. As a result, the Olé Companies ceased to exist and were succeeded by Santander Brasil. The merger of the Olé Companies was approved by the Brazilian Central Bank and is in the process of being registered with the applicable commercial registries (juntas comerciais).

Purchase of Equity Interest in Toro Corretora de Títulos e Valores Mobiliários S.A.

On September 29, 2020, Santander Brasil’s subsidiary, PI Distribuidora de Títulos e Valores Mobiliários S.A., or “PI DTVM,” entered into an investment and other covenant agreement with the shareholders of Toro Controle e Participações S.A., or “Toro Controle,” to invest in Toro Controle. Toro Controle is the holding company of Toro Corretora de Títulos e Valores Mobiliários S.A., or “Toro Corretora,” and Toro Investimentos S.A., or “Toro Investimentos,” which jointly run an investment platform focused on the retail market, founded in Belo Horizonte in 2010. We refer to Toro Controle, Toro Corretora and Toro Investimentos as “Toro.” As a result of the transaction, and the subsequent merger of Toro Controle into Toro Corretora, PI DTVM holds 60% of Toro Corretora’s share capital.

In addition, Pi DTVM and Toro Corretora combined their market experiences to develop a complete platform of fixed and variable income products. This platform is based on shared expertise and technology and operates in the growing Brazilian investment market. The completion of the transaction occurred in April 2021, following the execution of certain customary agreements between the parties, the fulfillment of customary conditions precedent and the receipt of certain regulatory approvals, including the approval of the Brazilian Central Bank.

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

Dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A.

On November 12, 2020, we approved the dissolution and liquidation of Santander Brasil, Establecimiento Financiero de Credito, S.A., a Spanish entity wholly owned by us, which we used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. The capital invested abroad was repatriated to Brazil in November 2020. The deed of dissolution and liquidation of the entity was registered with the Mercantile Registry of Madrid and effective on December 15, 2020. These activities are now carried out by our Luxembourg branch.

Acquisition and Sale of Paytec Tecnologia em Payments Ltda, and Paytec Logística e Armazém EIRELI

On December 8, 2020, we entered into a quota purchase agreement with the owners of Paytec Tecnologia em Payments Ltda. and Paytec Logística e Armazém EIRELI (collectively, “Paytec”) for the acquisition of the entirety of Paytec’s issued share capital. Paytec is a logistics operator with Brazil-wide coverage that focuses on the payments market. The transaction closed on March 12, 2021. On April 1, 2022, we sold Paytec to Getnet, a subsidiary of Santander Spain and an affiliate of ours, for an amount of R$38.7 million (including cash and the assumption of certain obligations).

Corporate reorganization of Santander Leasing S.A. Arrendamento Mercantil and Banco Bandepe S.A.

On May 11, 2021, Santander Brasil and Banco Bandepe SA, or “Bandepe,” entered into an Agreement for the Purchase and Sale of Shares through which Santander Brasil acquired the entire equity interest held by Bandepe in Santander Leasing S.A. Arrendamento Mercantil, or “Santander Leasing,” which amounted to 21.42% of Santander Leasing’s share capital. As a result, Santander Brasil became the sole shareholder of Santander Leasing. On May 27, 2021, an incorporation of all the shares of Bandepe by Santander Leasing was approved, in order to convert Bandepe into a wholly owned subsidiary of Santander Leasing. As a result, the capital stock of Santander Leasing increased by approximately R$5.4 billion.

Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Pi DTVM, Toro Corretora and Toro Investimentos entered into an investment agreement and other covenants with the partners of Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda., or, collectively, “Monetus,” by means of which Toro Investimentos will hold, upon the closing of the transaction, 100% of the capital stock of Monetus. Monetus, originally from Belo Horizonte in the state of Minas Gerais, carries out its activities through an automated investment application. Taking into account a customer’s needs and risk profile, this application automatically creates, executes and tracks a diversified and personalized investment strategy to provide optimal service to customers. After the conditions precedent established in the investment agreement were fulfilled, the transaction closed on January 4, 2022.

Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Pi DTVM, Toro Corretora and Toro Investimentos executed an investment agreement and other covenants with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (jointly, “Mobills”), by which, once the transaction is concluded, Toro Investimentos will hold 100% of the capital stock of Mobills. Domiciled in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After the conditions precedent established in the investment agreement were fulfilled, the transaction closed on January 4, 2022.

Acquisition of Equity Interest in Solutions 4 Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A., or “Aymoré,” and the partners of Solution 4 Fleet Consultoria Empresarial Ltda., or “Solution4Fleet,” executed a certain Investment Agreement and Share Purchase and Sale Agreement, by means of which Aymoré will hold, upon the closing of the transaction, 80% of the capital stock of Solution4Fleet, or the “Solution4Fleet Transaction.” Solution4Fleet specializes in structuring vehicle rental and subscription businesses – long-term rental for individuals. The transaction closed on October 8, 2021 after the applicable conditions precedent were fulfilled.

Acquisition of equity interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A., or “Webmotors,” the shareholders of Car10 Tecnologia e Informação S.A., or “Car10 Tecnologia,” and Pag10 Fomento Mercantil Eireli, or “Pag10,” and, together with Car10 Tecnologia, “Car10,” entered into certain agreements for the acquisition by Webmotors of 66.7% of the capital stock of Car10 Tecnologia, which is the sole holder of Pag10. Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and auto centers, auto body and paint, and cleaning and sanitizing, as well as emergency assistance and towing. The transaction closed on September 20, 2021.

Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Cobranças Ltda.

On August 4, 2021, Atual Serviços de Avaliação de Créditos e Meios Digitais S.A., or “Atual,” our wholly owned subsidiary and the shareholders of Liderança Serviços Especializados em Cobranças Ltda., or “Liderança,” entered into a certain Agreement for the Assignment of Quotas and Other Covenants, for the acquisition by Atual of 100% of the capital stock of Liderança. Liderança operates in the industry of overdue credit recovery, providing extrajudicial collection services to financial institutions and other industries, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. The transaction closed on October 1, 2021. Subsequently, Fozcobra Agência de Cobranças Ltda. was merged into Liderança on October 4, 2021.

Acquisition of Equity Interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A., or “SHI,” a wholly owned subsidiary of Santander Brasil, entered into a Share Purchase and Sale Agreement and Investment Agreement with the shareholders of Apê11 Tecnologia e Negócios Imobiliários Ltda., or “Apê11,” for the acquisition of 90% of the capital stock of Apê11. Apê11 acts as a collaborative marketplace, pioneering the digitization of the purchase journey of houses and apartments. After the conditions precedent established in the agreement were fulfilled, the closing of the transaction occurred on December 16, 2021.

Issuance of Notes

In November and December 2021, Santander Brasil issued financial bills (letras financeiras), or Financial Bills, with a subordination clause, to be used to compose our Tier 2 regulatory capital, in the total amount of R$5.5 billion. These Financial Bills have a term of 10 years, and redemption and repurchase options in accordance with the applicable regulations. These Financial Bills had an estimated impact of 92 basis points on our Tier 2 regulatory capital.

Spin-Off of Getnet

On February 25, 2021, further to the Material Facts disclosed on November 16, 2020 and February 2, 2021, we announced that our Board of Directors approved the spin-off of our merchant acquiring business, which was undertaken by our then-subsidiary Getnet, in order to concentrate the technology and payments businesses of Santander Group within PagoNxt, a new technology-focused global payment platform. On March 31, 2021, the shareholders of Santander Brasil approved the Spin-Off. As a result of the Spin-Off, each holder of our common shares, preferred shares and Santander Brasil units, including the custodian for the Santander Brasil ADS facility, received Getnet common shares, preferred shares and Getnet units, at the rate of 0.25 common share, preferred share or Getnet Unit, as the case may be, for each one common share, preferred share or Santander Brasil Unit issued by us held at close of trading on the B3 on the relevant record date. Additionally, each holder of Santander Brasil ADSs representing Santander Brasil units received Getnet ADSs, each representing two Getnet units, at a rate of 0.125 Getnet ADS for each Santander Brasil ADS held at the close of trading on the NYSE on the relevant ADS record date. The Getnet common shares, preferred shares and Getnet units are traded on the B3, and Getnet ADSs are traded on The Nasdaq Stock Market LLC, or the “Nasdaq,” under the symbol “GET.” The Spin-Off was completed on October 26, 2021.

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

Acquisition of Equity Interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A., or “Santander Corretora,” together with other investors (including Banco BTG Pactual S.A. and CBOE III, LLC) entered into an investment agreement with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A., or “CSD BR,” and its shareholders for the acquisition of a minority equity interest in CSD BR. CSD BR operates as a register of financial assets, derivatives, securities and insurance policies, authorized by the Brazilian Central Bank, the CVM and the SUSEP. Following closing on May 26, 2022, Santander Corretora holds a 20% interest in CSD BR.

Acquisition of interest in SX Tools Soluções e Serviços Compartilhados Ltda.

On September 26, 2022, we acquired the entire issued share capital of SX Tools Soluções e Serviços Compartilhados Ltda., or “SX Tools”, becoming its sole shareholder. As part of the acquisition, we increased the share capital of SX Tools from R$1,000 to R$192 million. SX Tools will primarily provide us and our subsidiaries back-office services to improve the efficiency of our routines.

Total spin-off of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. to Return Capital S.A. and Liderança Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., or “Atual”, was fully spun off and its assets were absorbed by both of its direct subsidiaries, Return Capital S.A., or “Return”, and Liderança Serviços Especializados em Cobrança Ltda., or “Liderança,” in accordance with the proportions established in the transaction documents. With the implementation of the total spin-off, Return's capital was increased by R$3,991 million and Liderança’s was increased by R$267 million, with both now being held directly by us, as the sole shareholder.

Investment in Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, our wholly owned subsidiary, Santander Corretora, entered into an investment agreement to acquire up to 20% of the share capital of Biomas – Serviços Ambientais, Restauração e Carbono S.A., or “Biomas”. Biomas provides biodiversity and ecosystem restoration and conversation services, which is aligned with our ESG objectives. Closing of this transaction is subject to customary closing conditions, including regulatory approval.

Sale of equity stake in Banco PSA and PSA Corretora de Seguros

On November 29, 2022, we, through our subsidiaries, sold our 50% equity interest in each of Banco PSA Finance Brasil S.A, or “Banco PSA,” and PSA Corretora de Seguros e Serviços Ltda., or “PSA Corretora,” to Banque PSA Finance, S.A. and Stellantis Services Ltd. Upon closing of the transaction, which is subject to customary conditions precedent, we will no longer be a shareholder of either of these entities.

Investment in Gestora de Informação de Crédito S.A.

On December 20, 2022, Lexisnexis Serviços de Análise de Risco Ltda., or “Lexisnexis” agreed to acquire newly-issued shares of Gestora de Informação de Crédito S.A., or “GIC,” a company in which hold an equity interest. GIC develops a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities to support credit granting, pricing and marketing activities. Upon closing of the transaction, our interest in the share capital of GIC as diluted and decreased from 20% to 15.6%.

Change in Chief Financial Officer and Investor Relations Officer

On February 16, 2023, we announced that our current executive vice-president, who performs the roles of Chief Financial Officer and Investor Relations Officer, Mr. Angel Santodomingo Martell will be resigning from his positions at Santander Brasil effective March 20, 2023. Our board of directors will appoint Mr. Gustavo Alejo Viviani to succeed Mr. Angel Santodomingo Martell in all his positions with us. Mr. Gustavo Alejo Viviani is already an Executive Vice-president of Santander Brasil and previously worked in our risks, corporate banking and collections areas. For additional information on Mr. Gustavo Alejo Viviani, see “Item 6. Directors, Senior Management and Employees—6A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers—Gustavo Alejo Viviani.”

Impact of COVID-19

We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally. The following is a summary of the main effects of the COVID-19 pandemic on our business and results of operations:

•	As the COVID-19 pandemic escalated in Brazil starting in March 2020, we adjusted our operations to be able to continue providing our products and services to our customers while ensuring the health and safety of our employees. We prioritized the safety and health of our employees and customers by adhering to prevention and care measures recommended by the Brazilian health and labor ministries, while striving to minimize the impact on our business.
•	From March 2020 to October 2021, our branches operated during reduced service hours from 9:00 a.m. to 2:00 p.m. from March 2020 to July 2020 and then from 9:00 a.m. to 3:00 p.m. until October 2021. To provide continuous service and meet the increased demand of our call centers, we temporarily relocated retail employees to our call centers to help deal with the increased demand for remote banking services. Since November 2021, we expanded our service hours at our branches from 9:00 a.m. to 4:00 p.m. from November 2021 to June 2022 and then from 9:00 a.m. to 5:00 p.m. through to the date of this annual report to enhance proximity and availability to our customers.
•	From March 2020 to June 2020, we offered individual, microentrepreneur and SME customers the possibility of deferring their loan payments for up to 60 days. In May 2020, we allowed an extension for an additional 30 days. As a result of these and other measures, our deferred loan portfolio reached a total of R$18.7 billion as of December 31, 2022, R$25.9 billion as of December 31, 2021 and R$40.6 billion as of December 31, 2020. At the same time, we continuously monitored our loan quality indicators, which remained at acceptable levels throughout the COVID-19 pandemic and through the date of this annual report. We also participated in government programs created in 2020 that granted special credit lines for businesses, particularly in retail, to minimize the negative effects of the COVID-19 pandemic, including CMN Resolution No. 4,846, which was published on August 24, 2020 and regulated lending under the Emergency Employment Support Program, initially established by Provisional Measure No. 944/2020. For more information, see “—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19.” As a result, our total portfolio of government-sponsored loans reached R$8.9 billion and R$10.3 billion as of December 31, 2022 and 2021, respectively.
•	The onset of COVID-19 had a negative impact on our net fee and commission income, especially in the first half of 2020, due to a lower volume of customer transactions, which adversely affected the total amounts we were able to charge in credit and debit card fees. As a result, we experienced reductions in the growth rates of our net fee and commission income and of our net interest income from the six months ended June 30, 2019 to the six months ended June 30, 2020, as compared to the growth rates of our net fee and commission income and of our net interest income from the six months ended June 30, 2018 to the six months ended June 30, 2019. These reductions were due to the above-mentioned lower transaction volumes, a higher share of global wholesale banking in the loan portfolio, alongside a shift in the product mix, with a decreased share of higher risk products, such as credit cards and overdrafts. In 2021, in particular in the second half of the year, there was a recovery in economic activity. As a result, in the year ended December 31, 2021, our net interest income increased by 15.5% compared to the year ended December 31, 2020 (although our net fee and commission income decreased by 5.9% in the same period), our sales through physical distribution channels increased (by 46% in the year ended December 31, 2021 compared to the year ended December 31, 2020) and so did our sales through digital channels (which increased by 45% in the year ended December 31, 2021 compared to the year ended December 31, 2020) and we added 784,000 new customers in December 2021 (which is 78% more than in December 2020). In the year ended December 31, 2022, COVID-19’s impact on our result was reduced as the contagion subsided. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2022, 2021 and 2020—Results of Operations—Net Interest Income” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2022, 2021 and 2020—Results of Operations—Net Fee and Commission Income.”

•	In 2020, we constituted an additional provision in the amount of R$3,200 million. This provision was calculated based on the analysis of the potential macroeconomic effects of the COVID-19 pandemic and took into account both quantitative and qualitative factors. In 2021, as a response to the macroeconomic shock of the COVID-19 pandemic, we used the provision overlay on expected credit losses created in 2020, as further explained under “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Results of Operations for the Years Ended December 31, 2022, 2021 and 2020—Results of Operations—Impairment Losses on Financial Assets (Net).” However, we also experienced an improvement in our loan portfolio in 2022, in particular with respect to individuals as loans to individuals increased by 19.5% in the year ended December 31, 2022 compared to the year ended December 31, 2021. For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2022, 2021 and 2020— Results of Operations—Impairment Losses on Financial Assets (Net).”
•	In 2020, the CMN and the Brazilian Central Bank introduced measures to minimize the impact of COVID-19 on the financial system. With respect to liquidity, these changes included: (i) a reduction in the time deposit reserve requirement from 31% to 17%; and (ii) an increase in the additional limit on the reserve requirement treated as High Quality Liquidity Assets from 15% to 30%, ensuring greater liquidity in a stress scenario. In addition, a temporary suspension on dividends and other distributions was enacted through Resolution No. 4,820, limiting the distributions to shareholders of 30% of adjusted net profit for the year ended December 31, 2020. This suspension on the payment of dividends was not renewed in 2021 and 2022. The CMN also published Resolution No. 4,783, which temporarily reduced the capital conservation buffer (where all rates relate to the total amount of risk-weighted assets) required from financial institutions from 2.5% to 1.25% as of the second quarter of 2020, leading our Basel ratio to reach 15.3% as of December 31, 2020. In 2021, the time deposit reserve requirement increased from 17% to 20% as of November 2021, and the capital conservation buffer required from financial institutions rose from 1.25% to 1.625% as of April 2021, with this percentage increasing gradually until April 2022, when it returned to its pre-COVID level of 2.5% (at which it stands as of the date of this annual report). For more information, see “—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulatory Developments Related to COVID-19” and “—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”
•	We also experienced an increase in digital business during the COVID-19 pandemic. This trend has continued in 2022 as we recorded an increase of 17% in the number of new contracts originated through digital channels in the year ended December 31, 2022 compared to the year ended December 31, 2021.

See also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.”

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our information technology platform. Our information technology platform focuses on our customers and supports our business model. In 2022, 2021 and 2020, total investments in information technology were R$1,885 million, R$1,905 million and R$1,432 million, respectively.

In 2022, 2021 and 2020, we continued to improve our technology platforms by investing in our digital applications, especially through the implementation of new solutions in the areas of artificial intelligence (machine learning, AIOPs), micro services, blockchain technology, cyber insurance, facial recognition and cloud-based technologies, among others. We believe that the application of these new technologies improved our interaction with our customers and enabled us to provide solutions across credit, consortium, payroll loan, insurance, private banking, cards, payments, agribusiness and investments to better address client needs. We also continued to invest in our physical distribution network (branches, PABs and PAEs), including biometric identification for corporate customers, digital purchase and payment of exchange, among other initiatives. For more details about our technology and infrastructure, see the item “—B. Business Overview—Technology and Infrastructure.”

Our ongoing capital expenditures consist primarily of investments in information technology. We expect to fund our ongoing capital expenditures principally from our cash flow from operations.

Our major divestitures in the past three fiscal years and until the date of this annual report were the Spin-Off and the sales of Super Pagamentos.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations.”

4B. Business Overview

Our Strategy

Our strategy is centered on pursuing profitable and sustainable growth. We believe that the expansion of our customer base throughout the years stems from our ability to capture new customers and increase their loyalty. This strategy is supported by a product and service offering designed to support the needs of our customers. Furthermore, our quest for service quality, combined with increasingly integrated sales channels, has led to a higher level of satisfaction among our customers, with an individual NPS of 54 points as of December 31, 2022. We have continued to develop our business by steadily enhancing our ecosystem, broadening our presence through new services and advancing into new markets via both organic and inorganic growth, whereby we have made acquisitions and partnerships in recent years, incorporating greater expertise into the business, as well as by endeavoring to increase cross-selling and leveraging the consistent use of data and customer relationship management tools. We also endeavor to maintain sound risk management, which entails continuously improving our lending models to maintain our credit risk indicators at levels consistent with our risk management policies. Additionally, we strive to enhance our operational efficiency ratio by streamlining processes and implementing technologies.

We recorded net income of R$14,339 million, R$15,559 million and R$13,451 million in the years ended December 31, 2022, 2021 and 2020, a decrease of 7.8% in the year ended December 31, 2022 compared to the year ended December 31, 2021. In the years ended December 31, 2022, 2021 and 2020, we achieved capital adequacy ratios of 13.9%, 14.9% and 15.3%, respectively. In the years ended December 31, 2022, 2021 and 2020, we have achieved efficiency ratios of 27.4%, 27.1% and 35.5%, and adjusted efficiency ratios of 27.5%, 28.2% and 27.8%, respectively. In addition, we achieved an adjusted return on average stockholders’ equity of 14.2%, 20.2% and 18.4% in 2022, 2021 and 2020, respectively. Adjusted return on average stockholders’ equity is a non-GAAP financial measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.” We believe that these metrics demonstrate our track record of consistent performance and the results of our constant efforts to improve our productivity.

In recent years, we have undergone significant transformations, thereby enabling us to identify and capitalize on business opportunities. We have expanded our platform to diversify our offering of products and services:

•	In 2016, we initiated our commercial transformation by implementing new work models, streamlining processes and digitalizing our operations. In 2017, we took steps to improve service quality and we placed customer satisfaction at the core of our strategy. In 2018, we introduced an industrial cost approach into our banking business to complement our culture of service. This industrial cost approach covers three critical fronts: organization, technology and culture. In 2019, we expanded our ecosystem by launching Sim, emDia, Santander Auto, Auto Compara and Ben Visa Vale while taking steps to reposition ourselves in the card market, as well as refocusing our efforts on customer and account holder loyalty.
•	In 2020, we focused our efforts on assisting customers in facing the challenges posed by the COVID-19 pandemic by providing products and services adapted to the new reality brought about by the COVID-19 pandemic. We sought to improve and expand our digital channels in order to deliver robust self-service banking to our customers at a time when in-person service delivery was not possible. We also reaffirmed our commitment to efficiency and rapid response to emerging market trends by launching SX Santander to offer customers exclusive benefits and functionalities, differentiating ourselves in the launch of the Brazilian Central Bank’s PIX instant payment solution.
•	In 2021, we continued our efforts to improve customer experience and satisfaction across all channels: physical, digital, external and remote. Our strategy was to convert new customers into loyal customers (defined as those who have purchased and are using six or more of our products at the time of measurement). Moreover, we continued our efforts to improve our digital operations by expanding our offerings through this channel and continued to focus on streamlining processes, digitizing our operations and reducing paper consumption to operate more quickly and efficiently.
•	In 2022, we continued to pursue our commitment to becoming a leading client oriented company in Brazil, underpinned by a culture of growth and a customer-centric strategy predicated on four strategic pillars:
(i)	customer centricity: a focus on maximizing the experience and satisfaction of our customers by providing simple, comprehensive and suitable solutions for each profile, concurrently with the development of our sales channels, the enhancement of self-service capabilities and our customer support;
(ii)	sales channels: building a fast and efficient sales platform, with channels that are more integrated and accessible to customers whenever and wherever they desire by: (a) continuing to capitalize on opportunities from the flow of customers in our stores in our physical sales channel; (b) receiving over 541 million monthly visits across our digital sales channels in 2022; (c) in the remote channel, leveraging customer support into a sales channel that focuses on sales and after-sales by addressing an average of 10.3 million consumer inquiries each month in 2022; and (d) in the external channel, bolstering our geographic expansion by adding 9,620 points-of-sale to a total of 15,647 points-of-sale covering 44% of the Brazilian municipalities;
(iii)	innovation and profitability: we encourage innovation as we seek to fulfill the demands of our customers. We concentrate on advancing strategic businesses, expanding them into new markets and diversifying our portfolio offering, in addition to accelerating our core operations; and
(iv)	culture: building a company in which all employees have both a business and a customer perspective, serving as brand influencers and promoters, with a horizontal and distinctive culture, where empowerment, meritocracy and diversity are the cornerstones. We believe that our environmental, social and governance culture is an integral part of our operations. Furthermore, our governance is reinforced by a diverse board of directors, with women accounting for 33% of its members.

Our Business

We provide our complete portfolio of products and services to our 31.8 million active customers (consisting of current account-holding customers who carried out an unprompted transaction in the 90 days preceding the relevant measurement date and customers who do not have a current account with us but have minimum balances, transaction frequency levels or active contracts) as of December 31, 2022 through the following business segments:

•	Commercial Banking: provides services and products to individuals and companies (except for global corporate customers who are managed by our Global Wholesale Banking). The revenue from this segment is derived from the banking and financial products and services available to our account and non-account holders.
•	Global Wholesale Banking: offers a wide range of national and international tailored financial services and structured solutions for our global corporate customers, composed mostly of local and multinational corporations.

We outline below the business divisions for each of our operating segments, as well as the breakdown of our net interest income and operating income before tax by segment:

Commercial Banking	Global Wholesale Banking
Retail Banking Individuals SMEs Consumer Finance Corporate	Santander Corporate & Investment Banking (“SCIB”)

	For the Year Ended December 31,
	Net interest income			Operating profit before tax
	2022	2021	2020	2022	2021	2020
	(in millions of R$)
Commercial Banking(1)	45,618	46,236	41,457	13,281	19,491	4,666
Global Wholesale Banking	1,885	5,082	2,985	6,294	5,260	4,998
Total	47,503	51,318	44,443	19,575	24,750	9,664

(1)	Operating income before tax reported under commercial banking includes the effects of the hedge for investments held abroad (offset in the same amount in the “Income Tax” line). The effects of the hedge for investments held abroad in 2022, 2021 and 2020 amounted to a loss of R$129 million and a gain of R$2,512 billion and R$13,583 billion, respectively.

The following table shows a managerial breakdown of our loans and advances by customer type as of dates indicated:

	As of December 31,
	2022	2021	2020	Change between 2021 and 2022	Change between 2020 and 2021
	(in millions of R$)
Individuals	243,399	203,678	174,042	19.5%	17.0%
Consumer Finance	58,824	55,441	51,637	6.1%	7.4%
SMEs	62,916	59,602	54,525	5.6%	9.3%
Corporate(1)	159,516	174,634	137,618	(8.7)%	26.9%
Total Credit Portfolio	524,655	493,355	417,822	6.3%	18.1%

(1)	For purposes of loan portfolio presentation, “corporate” includes companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.

Commercial Banking

Retail– Individuals

We have structured the individual customer service segment as follows:

•	Private Banking – responsible for customers with at least R$5.0 million in assets available for investment. Private banking offers a complete and tailored portfolio of financial products and services, investment advice, loans and asset management through a dedicated manager for investments and banking services.
•	Santander Select – responsible for customers with either a monthly income of R$15,000 or more, or at least R$100,000 in investments, and for any customer that chooses to pay for this service category, regardless of their income or amount of investments. Santander Select offers differentiated products and services, exclusive branches, relationship managers who serve a small number of customers and provide asset management advisory services.
•	Santander Van Gogh – responsible for customers with a monthly income ranging from R$7,000 to R$14,999, and for customers that choose to pay for this service category. Within Santander Van Gogh, our goal is to understand the needs of our customers at each stage of their lives and provide them with financial advice through a multi-channel solution in which they have the option of human assistance in all channels, including financial products and services that support their building of equity and investments.
•	Santander Especial – responsible for customers with a monthly income of up to R$6,999 per month. Santander Especial offers simple and efficient solutions with an attractive cost benefit to the customer, primarily through electronic channels.

We launched the following products or functionalities for retail customers in 2022:

•	Gamefication of credit limits – Customers who comply with established behaviors in a game are able to increase their credit limits.
•	Chat Van Gogh – Improvement of the Van Gogh customer experience by providing contracting and other services via chat through our app.
•	Contracting Simplification – We simplified the process for customers to contract service packages regardless of income, for all individual customers.

Retail – Small and Medium Enterprises (SMEs)

We serve SMEs under the “Santander Negócios e Empresas” brand, with the following customer service segmentation model:

•	Empresas 3 Núcleos (Core Companies) – responsible for companies with annual revenues between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of experts for more complex demands and loan managers specializing in risk management. We also provide specialized services to multinational, technology companies and other major corporations in order to meet their specific needs.
•	Empresas 2 Polo (Hub Companies) – responsible for companies with annual revenues between R$3 million and R$30 million. We offer these customers a comprehensive range of products and services through a user-friendly interface, as well as dedicated relationship managers that work in specialized hubs.
•	Empresas 1 Agência (Branch Businesses) – responsible for companies with annual revenues of up to R$3 million. We offer these customers a simple banking solution through an integrated account that combines a corporate account with a point of sale, or “POS,” terminal hosted by our former subsidiary and current affiliate Getnet. Through this arrangement, our customers receive benefits for using the Getnet solution to process their credit card sales, with receipts being deposited into a Santander Brasil checking account.
•	Empresas MEI (Individual Microentrepreneur) – responsible for companies with annual revenues of up to R$81 thousand. We offer these customers a simplified and cost-effective option through our Santander Conta MEI, a remote service, and digital solutions such as Gent& Santander, or “Gent&”, the artificial intelligence solution for service and sales.

Consumer Finance

We provide consumer credit to finance motor vehicles, goods and services directly or through intermediate agencies. Santander Financiamentos is our main service channel, but we also operate under other brands.

The following table sets forth auto loans portfolio market share for auto loans (a subset of our consumer finance business) as of the dates indicated:

	As of December 31,
	2022	2021	2020	Change between 2021 and 2022	Change between 2020 and 2021
Individual auto loans portfolio market share (1) (%)	22.3%	23.8%	25.1%	(1.5) p.p.	(1.3) p.p.

(1)	Source: Brazilian Central Bank.

Corporate

Our corporate banking segment aims to be the main distribution channel of the Santander Group to Brazilian and foreign and/or multinational corporate customers. The product offering ranges from simple cash accounts to mergers and acquisitions advisory services. We leverage our strength in consumer finance, asset and wealth management, payments and markets to serve our customers and their shareholders, employees, customers and suppliers. We serve companies with annual gross revenues in excess of R$200 million located across Brazil through physical and digital channels. Our corporate banking business has been constantly evolving as a business line relying on a disciplined analytical toolkit, consistent communication and workforce upskilling.

Global Wholesale Banking

Santander Corporate & Investment Banking, or SCIB, is the global business unit that serves customers who, due to their size and complexity, require tailored services or high-value-added wholesale products. In this segment, we provide a wide range of domestic and international financial services to large Brazilian and multinational companies. Our customer portfolio comprises a range of industries, including telecommunications, retail, aviation, real estate and logistics, power, construction and infrastructure, natural resources, food, agribusiness, and financial institutions. Our customers in the SCIB segment benefit from the Santander Group’s global structure of services, which is supported by its worldwide-integrated wholesale banking network and global services solutions, as well as local market expertise and integrated services.

Our Portfolio of Products and Services

Payments

Credit and Debit Cards

We operate in the credit and debit card market by issuing cards to our customers (including both account and non-account holders), with most customers being individuals. Our strategy is to always offer credit and debit cards that are compatible with the income level and lifestyle of each of our customers.

In 2022, we sought to revisit the value proposition of our high-income cards (Unique and Unlimited) to offer our customers more attractive benefits, as well as easier ways to receive fee exemptions and to improve the products’ standing in the market. Moreover, we implemented a loyalty points program in our co-branded “American Airlines” card, which we believe contributed to an increase in issuances of co-branded American Airlines cards by 140% in the year ended December 31, 2022 compared to the year ended December 31, 2021 We have also been marketing the exclusive Santander American Express Centurion card to our private banking customers, including by hosting a special event for 200 prospective and current holders of this card.

To attract new customers, we launched several campaigns with different competitive offers, such as: (i) one-day campaigns to generate a sense of urgency regarding our service offerings; (ii) specific campaigns for the sale of co-branded American Airlines and Smiles cards; and (iii) a campaign that allowed some customers to try out a card at no cost for a specified period, with accelerated benefits.

Given that Brazilian customers have, in general, more than two cards with different banks, we bet on monetization promotions to encourage our customers to concentrate their expenses on Santander Brasil cards, including: (i) three editions of the “Bateu Ganhou” campaign, which set monthly spending goals for customers and rewarded them with bonus points, miles, or cashback; (ii) the “Desafio Santander” campaign, which set five challenges for customers to retain and increase profitability (e.g., signing onto additional cards, online card purchases, upgrades and open finance measures) in exchange for cashback rewards; (iii) the thematic “Sorte de Craque” campaign in connection with the 2022 World Cup held in Qatar, in which for every R$100 in purchases on a credit card, the customer entered a lottery for a trip to Qatar; and (iv) an edition of the “Sua Casa tá ON” campaign, which encouraged recurring payments using virtual cards with a dynamic security code to improve safety.

Regarding our ESG efforts, we issued over six million recycled PVC cards in the year ended December 31, 2022, contributing to our goal of attaining net zero greenhouse gas emissions by 2050.

In the SME segment, we believe it is essential for businesses to have greater autonomy and flexibility in handling issues that can affect their daily operations, such as cash flow management. Accordingly, we continued to develop our digital platform to provide: (i) autonomy to companies in managing their credit lines and contracts; and (ii) the ability for customers to leave their branch with a card immediately after signing up. We have also integrated additional card-related information, including available limits, bar codes, invoice amounts, and optimal purchase dates, on our AI-powered virtual assistant, Gent&.

With a focus on enhancing the customer experience, we enabled direct registration of Santander Brasil apps on Samsung Pay in March 2022 and on Apple Pay in November 2022. Our customers can now register their Santander Brasil cards on these digital wallets and easily conduct transactions via NFC (near field communication) technology using their mobile devices, providing a convenient and seamless experience.

The following table sets forth certain key financial and operating data regarding our credit card business as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2022	2021	2020	Change between 2021 and 2022	Change between 2020 and 2021
Credit card portfolio market share (1)	10.5%	12.4%	13.4%	(1.9 p.p.)	(1.0 p.p.)
Credit card portfolio (R$ billion)	50.5	48	37.8	5.2	27.0
Total card turnover (R$ billion)	338.1	306.0	242.0	10.5	26.4
Credit card turnover (R$ billion)	226.5	203	158.7	11.6	27.9
Total card transactions (in millions)	4,362.5	3,555.3	2,570.8	22.7	38.3
Credit card transactions (in millions)	2,344.5	1,859.1	1,300.0	26.1	43.0
Participation of credit card in the household consumption (only debit) – Market overview (2) (%)	16.2%	17.5%	17.4%	(1.3 p.p.)	0.1 p.p.
Participation of credit card in the household consumption (only credit) – Market overview (2) (%)	34.1%	30.6%	25.2%	3.5 p.p.	5.4 p.p.
Participation of credit card in the household consumption (total: debit, credit and pre-paid) – Market overview (2) (%)	53.8%	50.3%	43.5%	3.5 p.p.	6.8 p.p.

(1)	Source: Brazilian Central Bank, as of September 30, 2022. Data for the year ended December 31, 2022 was not available as of the date of this annual report.
(2)	Source ABECS – “Monitor bandeiras.” as of September 30, 2022. Data for the year ended December 31, 2022 was not available as of the date of this annual report.

Santander Way

Santander Way is an app designed for our cardholders, which allows them to manage their Santander Brasil cards from anywhere, at any time. The card management experience, provided by this platform includes the ability to make payments, transfer funds, add cards to digital wallets, and participate in campaigns, among other features. We seek to update the app regularly with new features. In 2022, we introduced notable enhancements, such as: (i) the "Credit Limit Game," which enables customers to increase their credit limits in a simple and easy way through day-to-day actions; and (ii) digital wallet integration, allowing customers to add their Santander cards to Samsung Pay or Apple Pay via push provisioning.

Esfera

Our loyalty program, Esfera, is accessible through its own website and mobile app. This platform, which is open for enrollment to any person in Brazil, provides customers with the opportunity to earn, purchase and redeem reward points for a variety of products, services, and travel benefits, including exclusive deals and discounts with Brazilian retailers and other select partners. As of the date of this annual report, Esfera also operated a marketplace that featured cashback rewards on product purchases from over 60 participating partners.

Ben

Ben is a corporate benefits company that works to enhance the flexibility, purchasing power, and quality of life of its users by designing, supplying, and managing multiple types of employee benefit vouchers (e.g., meal, food, and transportation vouchers) in the form of magnetic cards. These benefits are offered via an integrated digital platform.

Since 2019, Ben has provided transportation benefits in partnership with RB Serviços Empresariais Ltda.

Ben is currently working on the development of new products, such as fuel cards and other benefit options to expand its portfolio.

Furthermore, Ben recently added Ben Único to its portfolio. This solution offers two types of benefits on a single card, thus lowering card issuance and logistics costs, while contributing to our ESG efforts by reducing the number of cards in circulation. In line with its new product development plan, Ben applied to the Brazilian Central Bank for a license to operate as a payment institution (instituição de pagamento), which was granted in December 2021.

The following table sets forth certain key financial and operating data regarding Ben’s business as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2022	2021	2020
	(in R$ millions, except as otherwise indicated)
Revenue from card sales	2,456	1,484	946
Number of Cards (in thousands)	831	565	217
Number of Transactions (in thousands)	30,442	20,477	12,192
Merchant accredited (in thousands)	399	365	338

For further information, see also “Item 4. Information on the Company—A. History and Development of the Company—Important Events.”

Payroll Loans

We offer payroll loans to both account and non-account holders. Repayment installments are deducted on a monthly basis directly from the borrowers’ paychecks by their own employers, and then credited to Santander Brasil, thereby significantly reducing our credit risk compared to other types of loans. These payroll loans are accessible to our customers via our mobile banking platform and branches. Our customers can refinance their payroll loans, as well as choose from other options to help them manage their debts. Furthermore, these loans are also offered to non-account holders through Banco Olé. For further information on relevant events relating to Banco Olé, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events.”

The following table sets forth certain key financial and operating data regarding our payroll loans as of the dates indicated.

	As of December 31,
	2022	2021	2020	Change between 2021 and 2022	Change between 2020 and 2021
Market share in origination (1)	17.09%	15.33%	16.68%	1.76 p.p.	(1.35) p.p.
Payroll loan portfolio (R$ billion)	59.4	53.2	47.9	11.7%	11.1%

(1)       Source: Brazilian Central Bank, as of December 31, 2022, 2021 and 2020, as applicable.

Sim

SIM is a digital lending platform accessible to the general public, where customers can apply and receive approval for loans online. After operating for three years, SIM and +Vezes, a goods and services financing platform for retailers, merged to reinforce their value proposition and offer two business lines: (i) Sim-CP, which provides personal loans with or without collateral, and (ii) Sim-Consumer, which operates in direct consumer financing.

On a combined basis, these two Sim platforms have a total loan portfolio of approximately R$6 billion, more than nine million registered users and a high level of customer satisfaction, with an NPS of 84 points as of December 31, 2022 . Sim also benefits from a specialized sales force with a commercial team of approximately 500 people across Brazil and significant capillarity across to offer its products, with more than 30,000 points of sale offering Sim’s products as of December 31, 2022.

In March 2022, we launched “Pioneer,” a new financing software that enables better customization, flexibility and management of the sales process. As of December 31, 2022, nearly 80% of stores using our consumer finance software had taken advantage of the tool’s functionalities.

We also launched three projects focusing on collateralized loans: (i) offering car equity loans directly at the point of sale, in partnership with Santander Financiamentos, making Sim’s car equity loan available at more than 20,000 car dealers across Brazil as of December 31, 2022; (ii) FGTS Annual Withdrawal Advance (Antecipação do Saque Aniversário FGTS), which advances funds owed to customers as part of their annual, scheduled FGTS payouts, and (iii) finally, at the end of 2022, we released Energia+, an e-commerce platform that allows customers to simulate and apply for residential or commercial solar energy projects using a fully digital process that streamlines the purchase process.

emDia

emDia is an online debt renegotiation platform. It provides customers with a simple platform to access debt renegotiation services on a 24/7 basis. In 2022, emDia joined forces with Liderança, a collections call center that we acquired in the second half of 2021, to become a full-service collections solution for its customers, with both call center and digital solutions. In the year ended December 31, 2022, emDia and Liderança had combined revenues of R$211 million.

Return Capital

Return is a specialized written-off collections master servicing company. It provides IT platform, data science, legal and financial advisory, marketing intelligence and back-office services to its customers, which are mostly credit rights investment funds (fundos de investimento em direitos creditórios), or “FIDCs,” such as FIDC Ipanema (a wholly owned Santander fund specialized in buying written-off portfolios).

Mortgages

We provide long-term financing to our customers for real estate purchases, with the real estate serving as collateral for the loan. We view mortgages as a strategic product due to their lower risk (since the acquired property serves as collateral) and potential to foster customer loyalty (since we offer customers more attractive rates if they choose to bank with us). Our primary customers, as well as those of our competitors, are predominantly individuals.

We only provide mortgage loans that adhere to prime lending regulatory standards for this type of loan. This means that: (i) we limit the financing to a maximum of 90% of the value of the property to be purchased, (ii) the borrower’s monthly income must meet certain minimum requirements, as evidenced by recent payroll information and tax returns confirming their employment status or other revenue sources, thereby allowing us to assess their credit risk profile, and (iii) any other debt added to the financing cannot exceed 35% of the borrower’s monthly gross income.

To simplify the mortgage lending process for our customers, we have developed a digital platform for real estate financing. We were the first bank in Brazil to offer customers the ability to obtain mortgages online, except for the signing and registration of the agreement, which must be done in person. We have established a partnership with the largest real estate platform in Brazil to expand our sales network and bolster our digital presence in this market.

The following table sets forth certain key financial and operating data regarding our mortgage business as of the dates indicated:

	As of December 31,
	2022	2021	2020	Change between 2021 and 2022	Change between 2020 and 2021
	(in billions of R$, except as otherwise indicated)
Mortgage loan portfolio	58.3	54.8	45.8	6.4%	19.7%
Individual sector mortgage loans	56.3	53.0	44.0	6.2%	20.5%
Loan to value(1) – Production (% quarterly average)	60.8%	65.5%	64.9%	(4.7) p.p.	0.60 p.p.
Loan to value – Portfolio (%)	50.1%	52.5%	52.2%	(2.4) p.p.	0.30 p.p.

(1)	Ratio between loans and the value of the collateral, excluding home equity.

Home Equity

In our portfolio of loan products, we also offer a “home equity” financing product called “UseCasa” in which clients can receive a loan if they provide real estate as collateral. This product enables clients to access financing to pursue their personal objectives. We are the main private bank for this type of loan in Brazil, with a market share of 22.4% as of December 31, 2022, according to the Brazilian Association of Real Estate Credit and Savings Entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança). Our portfolio was R$3.9 billion as of December 31, 2022, an increase of 20% compared to our portfolio as of December 31, 2021. In the year ended December 31, 2022, we remained focused on improving the customer journey and experience, and achieved a 40% reduction in lead time to grant home equity loans (from 24 working days to 14 working days).

We do not offer home equity loans that do not meet the applicable prime lending regulatory standards, which means that (i) we do not finance more than 60% of the value of the property, (ii) borrowers must meet certain minimum monthly income levels evidenced by recent payroll information and tax returns to confirm their employment status or other revenue sources, allowing us to evaluate their credit risk profile, and (iii) any other indebtedness added to the financing cannot exceed 35% of borrowers’ monthly gross income.

To facilitate the process, customers can obtain home equity loans completely online through our real estate digital platform. When using this option, customers only need to be physically present when signing the contract and when returning it once it is duly registered.

Tailored Products and Services

As stated above, our customers have access to a full range of services and products. Thus, our portfolio encompasses offerings from basic to tailor-made and highly intricate solutions across the following areas:

•	Global Transaction Banking – responsible for the sale and management of local transactional banking products, which include local loans, commercial financing options such as confirming, transfers with funds from development banks, local loan structuring, and cash management solutions (cash management).
•	Global Transactional Services – responsible for the sale of global transactional products, financing for export and import (trade finance), guarantees, structuring of assets in foreign currency, in addition to raising funds from international banks.
•	Global Debt Financing – responsible for providing financing and financial advisory services for infrastructure projects, origination, and distribution of fixed income instruments in capital markets (local and international debt capital markets), financing for acquisitions, and syndicated loans in both local and foreign currency.
•	Investment Banking – advisory services for mergers and acquisitions, as well as equity transactions in capital markets.
•	Equities – this area operates brokerage services for corporate, institutional and individual investors in stocks and listed derivatives, and also offers research services.
•	Treasury Customers (Sales) – responsible for structuring and offering foreign exchange products, derivatives and investments to customers across our various segments, including institutional investors, corporate customers and individuals.
•	Market Making – responsible for pricing operations (foreign exchange and derivatives) for customers originated from the sales efforts of our corporate, institutional, private banking and retail areas. This area is also responsible for managing our proprietary books.
•	Energy Trading – performs transactions with both qualified and end customers, in addition to acting as a hedge and market making provider in energy markets

We are a leading bank in capital markets and financial advisory services, both in Brazil and abroad, as evidenced by the numerous awards we have received. A few of our most notable accolades are listed in the table below.

Company	Acknowledgments
Dealogic

Full Year 2022

#7 Latin America M&A Revenue by Advisor

#7 Brazil M&A Revenue by Advisor

#3 Latin America & Caribbean DCM Volume by Bookrunner

#4 Latin America & Caribbean International DCM Volume by Bookrunner

#3 Latin America Domestic DCM Volume by Bookrunner

#7 Latin America and Caribbean Loans Volume by Bookrunner

#7 Latin America and Caribbean IB Revenue by Bank

#8 Brazil IB Revenue by Bank

Global Finance	Best New Measures to Support Trade Finance Customers during Pandemic 2021
Best Supply Chain Finance Bank Global 2021 Best Post-Shipment Financing Solution 2021 Best Bank for Payments & Collections Award 2022 Best Provider of Short-Term Investments Money 2021

Institutional Investors	Full Year 2022 #1 Best Analyst in the ESG Research LatAm #3 Best ESG Team Research LatAm # Top 3 in Brazil II for Sales, Trading and Corporate Access
FX Markets	Best Bank for USD/BRL (2nd consecutive year) Best Bank for LatAm (4th consecutive year)
Latin Finance	Bank of the Year: Southern Cone 2021
Brazilian Central Bank	#1 Total FX September 2022
The Banker	Best Transaction Bank for Latam 2021
Global Capital	#1 Most Impressive Local Bank for Latin America Bonds 2022
Infralogic	2022
#1 Latin America Financial Advisors by deal count
#1 Latin America Loan Providers by value
#2 Latin America Bond Arrangers by value
#1 Latin America Financial Advisors by deal count
#1 Latin America Loan Providers by value
#1 Latin America Loan Arrangers by value
#1 Latin America Financial Advisors by deal count – Project Finance
#1 Latin America Loan Providers by value – Project Finance
#2 Latin America Bond Arrangers by value – Project Finance
#3 Latin America Financial Advisors by deal count – M&A
#1 Latin America Financial Advisory by deal count – DCM
#2 Latin America Loan Providers by value – DCM
#2 Latin America Loan Arrangers by value – DCM
#3 Latin America Bond Arrangers by value – DCM
#1 Latin America Financial Advisors by deal count – Project Finance
#2 Latin America Loan Providers by value – Project Finance
#3 Latin America Bond Arrangers by value – Project Finance
#9 Latin America Loan Arrangers by value – M&A
#2 Latin America Financial Advisors by deal count – M&A

Customer Solutions

Agribusiness

Agribusiness remains one of our main levers of growth, and we are focused on developing our agribusiness solutions, both by covering geographical areas where we did not previously operate, and by investing in technology and people.

As of December 31, 2022, our agribusiness portfolio (including credit, securities and other products) amounted to  R$37.5 billion. Since 2015 our portfolio has risen by an average of 30% per year. As a result of this strategy, our portfolio in the agribusiness sector increased significantly so that by 2020 we believe we had already established ourselves as a leading bank in the agribusiness sector. In addition, in 2021, we launched a new commercial strategy in the agribusiness sector whereby we aimed to offer our agribusiness products across all of the regions of Brazil. As a result, since we were able to grow our agribusiness portfolio by 84% from December 31, 2020 to December 31, 2022.

We plan to continue to build our agribusiness portfolio with a wide array of solutions along the entire agribusiness supply chain, from support in financing equipment to extending credit to agricultural producers. In addition, our ecosystem is complemented by Gira, which is specialized in the management of agribusiness receivables.

The following table sets forth certain key financial and operating data regarding our agribusiness as of the dates indicated.

	As of December 31,			Change between 2021 and 2022	Change between 2020 and 2021
	2022	2021	2020
	(in billions of R$, except percentages)
Agribusiness portfolio (1)	37.5	27.3	20.4	37.4%	33.8%

(1)       Including credit, securities and other products.

Microfinance

We believe Prospera Santander Microfinance is a leading microcredit-oriented operation among private-sector banks in Brazil based on market share and portfolio value. Prospera Santander Microfinance’s mission is to offer credit alternatives, alongside financial guidance to micro and small entrepreneurs through a fully digitalized process, enabling them to grow their businesses. In doing so, we not only support these entrepreneurs, but also endeavor to contribute to the development of local communities and to job creation. In addition to providing microcredit solutions, we offer basic banking services, notably to our unbanked clients, such as current accounts, debit cards, savings accounts, and point-of-sale terminals, for those who require other payment options. The following table sets forth certain key financial and operating data regarding our microfinance business as of the dates indicated.

	As of December 31,
	2022	2021	2020	Change between 2021 and 2022	Change between 2020 and 2021
Number of Prospera Microfinance stores	142	119	99	19.3%	(20.0%)
Microfinance loan portfolio (R$ billion)	2.7	1.9	1.3	38.3%	49.2%

Santander Insurance Ecosystem

We offer our insurance products through Santander Corretora de Seguros, helpS, Auto Compara and Santander Auto. Our insurance business as a whole generated premiums of R$10.8 billion in the year ended December 31, 2022.

Insurance

Santander Corretora de Seguros is one of the largest insurance brokers in the Brazilian market, according to SUSEP’s report for the year ended December 31, 2022, offering a full range of products, particularly in the retail segment. Our goal is to build a comprehensive insurance ecosystem for our customers, providing them with all-encompassing solutions to support their daily activities. Our insurance portfolio includes a broad range of life and personal accident insurance, vehicle and property insurance, credit insurance, and travel insurance products. These insurance products are sold through our website, mobile app, branches, call center, ATMs, and bank correspondents.

We totaled R$9.5 billion in earned premiums for the year ended December 31, 2022, representing increases of 1% from the year ended December 31, 2021 and 33% relative to the year ended December 31, 2020. According to SUSEP’s report for the year ended December 31, 2022, we are one of the market leaders in personal insurance (which includes life, personal accident, and credit insurance), with a 13% share of premiums in 2022. 64% of credit originations eligible for insurance in the year ended December 31, 2022.

Our main objective in this area is to continuously innovate and tailor our insurance solutions to address the needs of our customers, ensuring a seamless experience from purchase to renewal, and especially in the usage of insurance when needed. Furthermore, we are increasingly focused on utilizing data to offer personalized experiences and simplify our value proposition, with optimized customer support across our various service channels. We believe this makes our insurance policies more appealing to potential customers.

helpS

helpS is a personal assistance service that offers solutions for different types of 24/7 emergencies in the home, automobile, pets, tech, game and bicycle segments. It is available to all Santander Brasil customers as an optional monthly subscription starting at R$19.90 per month. Officially launched in May 2022, Santander helpS sold thereabout 40,000 subscriptions exclusively through the Santander app by the end of 2022. In 2023 Santander helpS plans to expand its offering across our entire branch network.

Auto Compara

Auto Compara is our digital auto insurance marketplace in Brazil, and we believe it is the first to provide Brazilian customers with the ability to quote and purchase insurance coverage through an entirely online process. We believe this platform allowed us to expand our customer base by attracting non-Santander Brasil customers, resulting in over R$924 million in new insurance premiums for the year ended December 31, 2022. We currently offer products from seven insurance companies.

Santander Auto

Launched in 2019, Santander Auto is a fully digital auto insurance solution that uses big data analytics to determine pricing and utilizes a one-click buy approach, integrated with car financing options.

The Brazilian insurance market is characterized by: (i) low insurance penetration relative to its GDP; (ii) lagging technological advancement and dominated by companies with low innovation rates that prioritize financial results (due to a history of high interest rates); and (iii) retail brokers serving as the primary distribution channel. As a result, the purchasing process still generally requires customers to fill out a lengthy questionnaire (approximately 40 questions). Consequently, only approximately 20% of Brazilian vehicles were insured as of December 31, 2022.

Using actuarial techniques and behavioral models, Santander Auto can provide insurance quotes without requesting extra information from customers. This is made possible by utilizing data that is already available to us. In its inaugural year of operation in 2019, nearly 110 thousand policies were sold, representing a product penetration rate of 16% (i.e., the total number of insurance contracts sold as a proportion of all loan contracts signed by Santander Financiamentos).

In 2020 and 2021, we focused on strengthening our insurance offerings by making sure they were available for all customer types and types of vehicles. We sought to grow the business by leveraging our ecosystem and reaching more of our customer base. This strategy helped us increase our product penetration rate, which reached 20% in the year ended December 31, 2021, along with a 80% increase in the number of policies sold compared to the year ended December 31, 2020. In the year ended December 31, 2022, Santander Auto started offering insurance to non-financed vehicles and achieved a product penetration rate of 30% in the year ended December 31, 2022, recording a 16.3% increase in the number of policies sold compared to the prior year.

Webmotors

Webmotors is a Brazilian technology company specializing in car buying and selling solutions for dealers, original equipment manufacturers, as well as private sellers. Moreover, it is the largest automotive ecosystem platform in Brazil, according SimilarWeb.

According to Adobe Analytics, Webmotors received an average of more than 30 million visits each month in 2022. It also recorded 7.9 million unique visitors in 2022, as reported by ComScore. Through Cockpit, a platform that integrates offerings for the entire network outlined above, we provide the following solutions: business management/performance, buyer profile (CRM), data intelligence, predictive pricing models, and market data (Auto Insights).

Webmotors aims to be a platform that accompanies individual and business customers throughout the lifecycle of their vehicles, from purchase to use and sale. To achieve this goal, Webmotors recently restructured its subsidiary, Loop, which was a traditional auctioning business, into an omni-channel dealer, which we believe has the potential to deliver a higher sales value for demobilized fleets in both its digital and physical stores. Additionally, Webmotors introduced "Agenda Fácil," a product that allows customers to schedule services via WhatsApp.

Solution4Fleet

In 2021, we acquired Solution4Fleet, a consultancy company that offers solutions for car rental companies. Solution4Fleet offers solutions for the entire ecosystem of a (light or heavy) vehicle rental company, including green and yellow lines (i.e. trucks, buses and agricultural machinery), including services such as pricing and sales management, fleet management, telemetry, purchase and sale of vehicles, financial services for rental companies, as well as its own vehicle management system for rental companies, among other services.

We believe that Solution4Fleet offers the most complete ecosystem for fleet management and leasing operations in the Brazilian market. In the year ended December 31, 2022, the vehicle fleet managed using Solution4Fleet’s products increased by 83% compared to the year ended December 31, 2021, while the average ticket per vehicle grew by 88.2%.

Solution4Fleet has focused on diversification by prospecting smaller car rental companies and special projects for large automakers. In addition, Solution4Fleet continues to invest in technology to improve user experience.

+Negócios | Santander Financiamentos

In 2017, we launched “+Negócios,” which we believe to be an innovative digital trading platform. This simple and intuitive platform enables faster execution of loan simulations, receipt of credit approval and proposal formalization for vehicles, in addition to providing portfolio management reports.

In 2022, +Negócios went through a technological transformation with the “Pioneer” project and became “+Negócios Turbo.” The main goals of this project are the improvement and modernization of the systems architecture to simplify user experience (with the reuse of internal data), the tailoring of offers with a new price platform and greater security through facial biometrics.

Moreover, “+Fidelidade” is a loyalty program with the objective of offering incentives to agents based on their relationship with Santander Brasil and Webmotors. Accordingly, we have sought to improve the customer’s post-sales experience by implementing several features on +Fidelidade’s online portal.

In 2022, +Fidelidade was also updated and improved to become “+Fidelidade Turbo,” a loyalty program with the objective of offering incentives to banking correspondents in their relationship with our ecosystem. The improvements were launched to simplify, facilitate and ensure greater timeliness in dealing with these agents. The “turbo” version has technological resources that bring the gaming aspect of the program to the platform.

We also offer “+Fidelidade Vendedor,” a program which grants rewards and bonuses accordingly to the seller’s level of adhesion to our products, (i.e., based on the percentage of sellers’ revenue generated by our products and services). In 2021, this program was launched for the automotive store segment, then to dealerships, and then to goods and services segments. In 2022, it was extended to the motorcycle store segment. It had an average of 35,000 registered sellers during 2022.

The former “+Vezes” program, a goods and services financing platform, was upgraded to “+Vezes Turbo” by introducing changes to the user experience geared towards simplification of use, data reutilization, hyper-segmentation of offers and improved security patterns with facial biometrics processes. “+Vezes Turbo” is operational and was deployed to over 10,000 partner retailers during the second semester of 2022.

As part of our consumer finance strategy, our goods and services financing business (i.e., “ +Vezes”) was integrated with SIM, a fintech created in 2019 that offers personal loans to the open market on a digital lending platform. See “—Our Portfolio of Products and Services—SIM.” With this integration, SIM became a full-service consumer financing business which we believe has bolstered the value proposition of both businesses.

Cash Management

We offer cash management solutions to corporate customers and SMEs online through our internet banking and mobile banking services.

Our revenues from cash management include fees charged for offering the following products: (i) collections, in which we assist customers in carrying out commercial transactions using printed or online payment slips; (ii) payments, consisting of simple and automatic management of our customers’ accounts payable activities through individual transactions or via electronic file transfer; (iii) instant payments, in which our customers pay and receive funds online with an immediate credit or debit to the account (this can be added to our collection, payments or acquiring products); (iv) payroll, which is intended to facilitate the management of salary and benefits payments to our customers’ employees via an online tool; (v) collection of values, which consists of the payment of cash values and checks at the customer’s points of sale; and (vi) custody, in which we perform the custody, control and deposit of predated checks up to the date of clearing.

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

For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

Investments

Our investment offering for retail customers seeks to provide qualified guidance and help them achieve their financial objectives based on five major pillars:

•	Client investment profile – We assess our customer’s situation to understand their level of financial knowledge, investment horizons, and liquidity needs and the levels of risk they are willing to assume, among other factors. This analysis is reviewed periodically, according to the customer’s needs and applicable regulations.
•	Investment strategy – Our investment philosophy aims to provide long-term returns through a structured asset allocation process and mitigate market risks by diversifying among different asset classes.
•	Model Portfolio – We define strategic portfolios for each customer profile and build our “Model Portfolio” on a monthly basis according to market conditions and trends. This tactical view arises from the Asset Allocation Committee, which consists of our advisory team and economists from our economics department, our Santander Asset Management division, our Private Banking unit and our brokerage house (Santander Corretora).
•	Execution and implementation – To assure a successful execution of investment strategy, we provide a complete array of financial products, ranging from banking instruments, bonds, stocks, structured notes, investment funds with an open architecture and selected investment providers, real estate funds and exchange-traded funds, among other capital markets instruments. Our partnership with Zurich Santander completes this offering with a wide range of private pension plans.

•	Follow-up – Our advisory team performs a thorough and frequent review of our customers’ profile, objectives, and results alongside each client in order to maintain the client’s investment within the parameters established and the guidance provided by the model portfolio.

AAA

In June 2022 we launched AAA, a new investment advisory services model that had enrolled 592 advisors across 41 Brazilian cities as of December 31, 2022. AAA offers a comprehensive product portfolio, coupled with an advanced digital experience and specialized guidance to bolster our investment advisory services offering. AAA provides an exclusive investment advisory service to high-income clients. In order to incentivize our AAA investment advisors, their compensation includes a significant variable component reflecting the results they produce for our clients.

Toro

Toro is an investment platform licensed to operate in Brazil that offers what we believe to be a leading user experience, highly qualified advisors, and an integrated journey from education to execution. We believe that Toro was the first fintech in Brazil to open a full-service broker with proprietary technology, which allowed it to achieve a new level of customer experience and infrastructure for real end-to-end agile development. Toro’s current product offering includes an open platform of equities, real estate investment trusts, exchange-traded funds, global stocks (offered through Brazilian depositary receipts), fixed income notes, bonds, mutual funds, and derivatives. Toro also offers an ecosystem of financial apps, including a budgeting and financial consolidation app and a marketplace for related financial products.

SX Integra

SX Integra is our new supply chain finance digital platform. This channel was launched in September 2022 to provide financial services for companies based on their receivables. Both the supplier (i.e. the company supplying goods to other companies) and the buyer (i.e. the company receiving the goods and delivering payment) are customers of SX Integra. The supplier advances the receivables at no risk and does not have to be an accountholder of ours. Buyers, which are primarily large corporations that must be accountholders of ours, incur the risks of the transaction and are responsible for paying invoices.

The following table sets forth certain key financial and operating data regarding SX as of the dates indicated

As of December 31, 2022(1)
Main SX Integra indicators:
Number of active buyers (2)	1,014
Number of active suppliers (3)	6,619

(1)	SX Integra began operating on September 1, 2022. The figures presented refer to December 31, 2022.
(2)	We define an active buyer as a company that has signed an agreement with us and has a credit limit that enables it to incur the risk of the advance as of December 31, 2022.
(3)	We define active suppliers as suppliers that performed at least one anticipation of receivables with SX Integra in the 60 days preceding December 31, 2022.

Programa Avançar

We also have a nonfinancial solution, known as “Programa Avançar,” which is aimed at entrepreneurial customers. By means of this solution, SMEs can access content and solutions related to management and innovation, internationalization, team building, and other topics relevant to businesses via a web platform. We see this program as a key component of our offering to Brazilian entrepreneurs.

In addition, we offer a digital account solution where corporate and individual entrepreneurs can purchase banking products and services in a 100% digital experience.

Similarly, we offer “Santander Copiloto,” an enterprise resource planning tool designed for our SME customers. This tool is integrated with the Santander Digital channels, and provides solutions such as e-commerce, sales point software and tax compliance.

Service Channels

We offer our financial services and products to our customers through our multichannel distribution network composed of: (i) physical channels, such as branches, mini-branches and ATMs; (ii) remote channels, such as call centers; (iii) external channels, consisting of bank correspondents and other third parties who sell our products and services; and (iv)digital channels, such as internet banking and mobile banking.

The following table provides an overview of the weight of each key distribution channel in our overall distribution system.

	For the Year Ended December 31,
	2022	2021	2020
		(%)
Internet banking	21.7	27.7	37.8
ATMs	2.4	3.6	5.9
Mobile (1)	73.6	62.3	46.9
Branch	0.6	1.1	2.2
IVR (2)	0.8	4.6	6.4
Call Center	0.9	0.7	0.9

(1)	Refers to total transactions (account holder and unique product-holder).
(2)	Interactive voice response is an automated telephone system in which a computer interacts with callers (who can use their voice or the telephone keypad to communicate with the computer), gathers information and transfers caller to the appropriate representative.

Physical Distribution Network

Our distribution network provides integrated financial services and products to our customers. The following table presents our physical distribution network, all of which is located in Brazil, as of the dates indicated.

	As of December 31,
	2022	2021	2020
Branches	1,701	1,987	2,153
Mini-branches	1,266	1,384	1,411
Own ATMs	11,527	12,561	12,949
Shared ATMs	24,374	24,255	23,798

Branch Network

Our branch network offers our entire portfolio of products and services to our customers through a personal and customized approach. The table below shows the geographic distribution of our branch network as of the dates indicated.

	As of December 31,
	2022	2021	2020
Northeast	9.99%	9.74%	9%
North and Midwest	8.94%	8.42%	7%
Southeast	66.20%	67.31%	70%
South	14.87%	14.53%	14%

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

ATMs

We operate an extensive network of 11,527 ATMs, including those located in our branches and mini-branches. In addition, our customers have access to the “Banco24Horas” network, which operates 24,374 ATM units. Through this network, our customers can access their accounts and conduct banking transactions, as well as purchase most of the products and services available in our portfolio.

Remote Channel

Our remote channel consists of call centers, and online messaging apps available to all our customers. In the year ended December 31, 2022, we received 10.3 million inquiries per month with 50% of these being outside regular business hours.

We also improved our efficiency and increased our first call resolution from 81% as of January 31, 2021 to 95% as of December 31, 2022. In the last two years, we have sought to transform the channel by focusing on solving customer needs and seizing these contacts as opportunities to offer additional products and services to our customers. In the year ended December 31, 2022, we made an average of 700,000 sales and services per month on this channel.

External Channel

Our external channel consists of third-party salespersons and banking correspondents that market our products and services beyond our branches and ATMs. In the year ended December 31, 2022, we increased the footprint of our external channel in the Brazilian market by adding an additional 9,620 points-of-sale to our portfolio for a total number of 15,647 points-of-sale covering 44% of all municipalities in Brazil as of December 31, 2022, and by extending more than R$18 billion in credit in the year ended December 31, 2022. In addition, in 2022, we launched our new store model, “Santander Perto”, to put us closer and improve our visibility and availability to our customers. We also launched our external sales force website in the second half of 2022, which has generated 50,000 business deals per month since its inception.

Digital Channels

We have sought to develop our digital solutions to meet the needs of our consumers and, in 2022, we were able to achieve milestones, offering personalized insights, improve our artificial intelligence, or “AI,” services and transform our digital experience. Our digital platforms, such as mobile and internet banking, reached over 71% of our customers as of December 31, 2022, which makes them our primary channel to connect with our customers. We note the following with respect to our progress in this channel in the year ended December 31, 2022:

•	We improved our digitization by 11% compared to the year ended December 31, 2021 in terms of customers reached and began selling new products over our digital channel, such as transaction insurance, personal insurance (personal injury, life and property), consortium plans, HelpS services, Divide PIX (personal loans for instant transactions), and FGTS Personal Credit (Crédito Pessoal FGTS), or “CP FGTS,” which advances personal loans on severance payouts customers may be owed as part of the FGTS program.

•	In the month of December 2022, our main mobile app for individual accounts reached a total of 462 million accesses, a 34% increase compared to the month of December 2021, while our website reached over 68 million accesses, a 21% increase also compared to the previous year. We also launched an embedded blog with specialized consumer content that reached over 3.3 million views in 2022 (without relying on paid marketing activities specifically for this purpose) and which we believe will be a new tool for lead generation and financial education.

•	Despite a difficult year from a macroeconomic perspective and with greater restrictions on credit, we closed approximately 45 million contracts through our digital platforms during the year ended December 31, 2022, a 17% increase compared with the year ended December 31,2021, which growth was driven by an assertive product and service promotion strategy and improvement in the sales of our main products.
•	We launched our “Investment Portal” in August 2022, which reached approximately 2.9 million users in the month of September 2022. Through our Investment Portal, our investor client has access, in addition to their consolidated investment position, to guidance and recommendations with video and podcast tools embedded in the app.
•	We recorded a 16% increase in digital-only accounts for individuals as of December 31, 2022 compared to December 31, 2021. We also had a 46% decrease in cost per acquisition of lead, or “CPA,” in the year ended December 31, 2022 compared to the year ended December 31, 2021. We believe that this improvement is linked to a better customer experience in the account opening process, automated anti-fraud processes and our efforts to improve customer experience.

•	In the year ended December 31, 2022, we opened over 282,000 new corporate accounts, a 75% increase compared to the year ended December 31, 2021 and a 33% reduction in the CPA. We also recorded an increase of 10 p.p. in the number of new corporate accounts approved in the year ended December 31, 2022 compared to the year ended December 31, 2021, which was primarily due to an optimized accounts opening process for existing individual account holders, an automated approval engine for SMEs and processes permitting multiple corporate accounts for multiple partners. We believe that this final improvement accounted for approximately 50% of all of our new corporate accounts and ensured that 100% of SME accounts were opened through this channel in the year ended December 31, 2022.
•	61% of Santander Brasil’s credit card sales were completed through our digital channels in the month of December 2022. We have taken actions to improve our acquisition numbers by implementing new forms of authentication and prioritizing seasonal commercial campaigns to attract new customers, which resulted in a growth of 9 p.p. increase in the mobile app conversion rate (i.e., the rate of customers who accessed the first screen of the credit card contracting flow in the mobile app and actually signed up for the credit card through the app) in the year ended December 31, 2022 compared to the year ended December 31, 2021. Gent& is our AI solution for individuals and businesses in digital platforms, such as our mobile app, internet banking and through WhatsApp.
•	We began 2022 with 54 services, which were deployed between 2020 and 2021, and offered a total of 153 services through Gent& by December 31, 2022. We recorded a 43% decrease in customer service calls relating to these services in the year ended December 31, 2022 compared to the year ended December 31, 2021. Gent&’s NPS was twelve points above that of our other channels in the year ended December 31, 2022. We offer through Gent& transactional services such as personal loan offerings, debt renegotiation, and credit limit increases and decreases (which is offered exclusively on Gent&). We also offer advisory services that include credit card holds, reissues and delivery tracking.

The following table provides certain key operating information regarding our digital channels as of the dates indicated:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions)
Number of digital customers (1)	20.4	18.3	15.6
Number of digital transactions (2)	9,813	7,482	5,262

(1) We define digital customers as those who used at least one of Santander Brasil's digital channels (e.g., mobile banking and internet banking) in the 30 days prior to the end of the applicable year.

(2) Refers to transactions carried out through internet banking, mobile banking and other digital platforms. Data refer to the year ended December 31.

Technology and Infrastructure

In 2022, we sought to ensure greater integration between our business and technology, and to use the latter as a strategic lever to support the expansion of digital and personalized products and services through available, secure and integrated sales channels. Our objective was to significantly improve our customers’ experience by streamlining and enhancing self-service and customer service channels. Moreover, as part of our digital acceleration strategy as a result of the COVID-19 pandemic, we sought to make technology a key factor in leveraging multichannel distribution and business growth by using data to make strategic decisions at the executive leadership level.

To facilitate this role, our IT department focused on the transformation of its operating model through four strategies:

•	Improved Alignment between Business and Technology: development of technology solutions guided by a business mindset, placing the customer at the center of the strategy and ensuring that more business representatives are involved in development teams activities.
•	Innovative Architecture and Robust Engineering: investment in new technologies (open banking, digital assets, smart contracts, AI, digital currencies), data framework transformation, an increase in cloud development and the reuse of architectural components to ensure greater efficiency and speed combined with cost reduction.
•	Improved Infrastructure and Production: significant advances in the hybrid public/private cloud model (with 91% of total operations processed in the cloud in the year ended December 31, 2022), the growth of automation in production (AIOps) and deployment pipeline (DevSecOps), investments in reliability engineering (telemetry) and the reduction of technological obsolescence.
•	Improved Delivery: expansion and maturation of our agile software delivery model through an increase in the number of development teams (with over 460 agile squads), in addition to refinements in productivity metrics facilitating more efficient and transparent management processes.
•	These efforts in the technology domain were necessary to ensure the standards of, security in and the growth of our operations in light of our increased digital customer base as we reached 20.4 million digital customers as of December 31, 2022 (an 11% increase as compared to December 31, 2021), and of increased demand for digital products and services as we recorded an average of 541 million monthly accesses in our digital channels in the year ended December 31, 2022. Additional initiatives carried out in 2022 include the following:
•	Investments: We launched a new investments portal that can be accessed by mobile or internet banking. This new portal offers our current investment products and services. Our customers are granted access to market analysis content in various formats (e.g., videos, articles, podcasts) in order to make better investment decisions. In addition, they receive portfolio allocation recommendations based on the macroeconomic context, their risk appetite and liquidity. Furthermore, significant improvements in the user interface allow our customers to manage their investments, obtain market information, find solutions for their needs and monitor their investments more intuitively, therefore offering a better digital experience.

•	Individual Bank Account (Mobile): We have improved the digital experience we offer to our customers with several improvements to existing journeys, together with the inclusion of new functions. We have sought to simplify the digital interface for several products and services, including by improving the registration of facial biometrics, access to our virtual AI assistant (Gent&), personal information updates and digital tools relating to investments in funds managed or offered by Santander Brasil. We have also simplified the customer experience for loans by reducing the number of steps required for contracting. In addition, we have provided more flexibility for payments by introducing a new option to break the total value of instant payments (PIX) into up to 24 installments.
•	Corporate Bank Account (Mobile): We have added new features to our mobile application, allowing our corporate customers to manage their businesses with more agility and strategy. We have extended the statement checking period up to 365 days and also included a new option on Santander On to update the company’s annual billing, in order to enable better credit solutions for our customers. Moreover, we have sought to improve the user interface by simplifying the visualization of the functionalities in the menu, ensuring a better experience for browsing and using the application, along with the addition of facial biometrics.
•	Credit Cards: We further expanded our digital services in order to provide more efficiency and transparency in the management of card expenses for our customers. In our mobile application for cards, we have added a new option to check payments history for past invoices, along with a tool to check and manage active credit card installments. In addition, a new feature was included allowing our customers to view disputed purchases for fraud or trade disagreement. Regarding card loss or theft, we have provided our customers a new option to choose a location to pick up the reissued card. Finally, we increased flexibility by enabling the use of instant payment (PIX) to settle credit card invoices and now permit users to register their Visa/Mastercard cards on Apple and Samsung digital wallets.
•	Customer Service: Through our “Bank to Go” initiative, we have sought to transform customer service in our branches. We provided tablets to account managers so they can assist customers with account openings and product sales, which ensures a faster, more dynamic, and personalized banking service. The system running in the tablets is integrated with our external portals (e.g., credit cards and insurance) and also ensures more flexibility in capturing and serving customers due to the greater mobility granted to account managers by the use of tablets.
•	Insurance and Customer Assistance: We have upgraded our digital processes in the sale of insurance through a revamped product screen in our mobile application for individual customers, where all coverage types are presented with their respective initial values. We have also included a new feature in the offering of our 24-hour assistance service, helpS, which offers solutions for day-to-day customer needs such as car repairs or maintenance services. Our customers can easily choose service packages for automotive, motorcycle, bicycle, pet, and technology services.
•	Data Transformation: Investments were made to improve our use of data in modern technologies to generate business value from customer data. These include investments in: (i) the development of a new machine learning model, which uses market and our proprietary data (from our Financing and SIM platforms) to identify new customers prone to credit offer and improve our revenue; and (ii) new solutions to assess a customer’s transactional behavior and identify the most opportune moment to offer credit card limit increases and improve customer spending.
•	Business Agility: We have sought to improve our organizational model in the delivery of technological solutions to ensure we meet the needs of the modern consumer through faster decisions, increased interaction with customers and greater value delivery. Our new Business Domains model promotes the integration between our business units, platforms and the technology department for the design of products that offer an improved end-to-end experience for our customers. These areas work together in the activities related to customer journey, software development, implementation, operations and product governance. This work model, developed from benchmarks and proven market frameworks, is supported by lead executives in our investment, data, technology and information security departments to embed the technical skills from these vertical structures directly into the Business Domains structures, improving the operational flow of these teams.

•	Security: Given that Santander ID is our main security device in the authorization of customer transactions on digital channels, we must ensure its activation process is safe and reliable. With the “Frictionless” initiative, we have implemented several models that analyze customer behavior information, ensuring that the customer is the one who is actually activating the security device. As a result, customers no longer need to go to an ATM to complete the activation of their Santander ID, which we believe provides a simpler experience.

Communications and Marketing

We use a variety of tools to communicate with our employees and customers effectively. This includes not only traditional media, such as television, newspapers and print magazines, but also digital and innovative communication to make a difference in the lives of all those who are related, in some way, to Santander Brasil. In 2022, we launched a major debt renegotiation campaign called “Desendivida,” which provided better terms for customers to honor their commitments with us. This initiative featured influencers from the popular reality TV show Big Brother Brasil and, during an entire month, we dedicated time to this matter in our stores (two extra hours a day), in addition to a task force on a Saturday. We also introduced large-scale campaigns for “consórcios” (a product that offers credit at lower costs for customers than conventional financing). Internally, we debuted the monthly live event “Together with Mario Leão,” in which Mario Leão, our chief executive officer, interacts with over 40,000 employees via the Santander NOW app. The first edition took place in Salvador, State of Bahia, and was followed by editions in Inhumas (State of Goiás), Novo Hamburgo (State of Rio Grande do Sul), Rio de Janeiro (State of Rio de Janeiro), Campinas (State of São Paulo), Curitiba (State of Paraná), Mirassol (State of São Paulo), São Paulo (State of São Paulo), Juazeiro do Norte (State of Ceará), Manaus (State of Manaus), Ouro Preto (State of Minas Gerais) and again in São Paulo (State of São Paulo).

In 2022, we also produced 472 videos to instruct our teams on how to better serve our customers and offer our products and services, exploring a wide range of topics such as the “Investment is Santander” campaign and on themes that reinforce our culture, such as diversity, ESG, corporate behavior, development, feedback, health and well-being, training and qualification, and others. Externally, we ran 14 video ads on TV and social media. In 2022, our communication campaigns resulted in over 11,000 mentions in the Brazilian national media (e.g., websites, newspapers and magazines), as well as nearly 8,000 reports published in local media. On social networks, we had more than 2,000 publications, with 1.5 billion impressions in 2022. We also strengthened our operations, both internally and externally, using new formats such as Telegram, TikTok, WhatsApp and podcasts. We held over 20 internal and external livestreams and events, which featured our leadership, experts and authorities discussing a broad array of subjects, including ESG, the current economic environment, social investment, business, female leadership, entrepreneurship and culture. The “Legacy” event, organized in collaboration with Movimento Bem Maior and several of Brazil’s largest companies, on the role of philanthropy, was a highlight, as was the fifth edition of “Global Citizen,” held in partnership with the newspaper Valor Econômico, with an ESG-focused debate with participants such as Sanda Ojiambo, chief executive officer and secretary general of the UN Global Compact, and Jeremy Oppenheim, co-founder of SYSTEMIQ.

Sustainability and ESG Initiatives

The purpose of our sustainability and ESG initiatives is to contribute to the progress of people and businesses, while also supporting the development of a fairer and more sustainable Brazil. We have sought to develop a clear strategy for our environmental aspirations (seeking to become a benchmark company in sustainable business), social aspirations (working to ensure everyone has opportunities) and governance aspirations (having leading ESG management practices).

Our broad commercial activity enables us to advise and support our customers and their projects. In the year ended December 31, 2022, we helped approximately 430,000 people through financial inclusion products and financial education guidance. For example, we offer access to banking services, products and nonfinancial initiatives. We have specific products to support microentrepreneurs and SMEs, such as the Prospera Microfinance, “Avançar” and “Parceiros em Ação” programs. Additionally, we increasingly seek to include financial management as a topic in customer relationships, using tools such as Santander On. As an example, Prospera Microfinance has supported microentrepreneurs in their businesses since 2002, and as of December 31, 2022 it had a portfolio of R$2.7 billion (a 38% growth as compared to December 31, 2021) and 885,000 active customers (a 25% growth as compared to December 31, 2021).

The following is a description of some of the social activities and programs that we have held or continued in the year ended December 31, 2022:

•	In 2022, we held the 20th edition of the Amigo de Valor program. Since 2002, it has benefited more than 1.6 million children and teenagers in 293 municipalities in Brazil, mobilizing more than R$180 million from our customers and employees.
•	In 2022, we helped about 220,000 people through blood donation and volunteering programs.
•	Through Santander Universities, we granted 103,000 scholarships in 2022.
•	We became founding members of the Alliance for Productive Inclusion (Aliança pela Inclusão Produtiva), or Aipê, in partnership with industry leaders, whose objective is to promote, through training, the inclusion of the lower-income population in the labor market.
•	We increasingly invest in the structuring of endowments—equity or philanthropic funds—to support the long-term financial sustainability of institutions and nonprofit organizations, such as universities and hospitals. In 2022, these investments amounted to R$51 million.
•	In April 2022, we held the Legado event, which addressed philanthropy in Brazil and the role of the individual in building a more inclusive society. This event was attended by over 600 participants.
•	In 2022, we transformed 70,000 plastic bags into 12,000 eco-friendly bags in partnership with Sewing Dreams, an NGO from Paraisópolis in the State of São Paulo.
•	We support social projects which foster professional training and fostering entrepreneurship. In 2022, we selected 31 projects for support through our “Chama Indica” and “Prepara Futuro” initiative.
•	We continued to promote female representation in leadership positions at Santander Brasil. In 2022, the percentage of women among our leadership (defined as senior managers and officers of Banco Santander (Brasil) S.A., Aymoré Crédito, Financiamento e Investimento S.A. and Santander Corretora de Seguros, Investimento e Serviços S.A.) increased by 1.9 p.p. compared to 2021 and reached 33%.

We also developed actions to increase the representation of black people at Santander Brasil. As of December 31, 2022, 30% of our employees identified as black, which represents a growth of 2.7 p.p. compared to December 31, 2021.

•	In the year ended December 31, 2022, we believe that we helped facilitate approximately R$32.2 billion in sustainable business (including disbursements for renewable energy, sanitation, sustainable agribusiness, ESG-linked loans, Prospera Santander Microfinance, other businesses (accessibility and mobility, other financial operations), as well as project finance advisory and disbursements (renewable energy and sanitation), in addition to green bonds) through the following initiatives:

•	We were guarantors in a BNDES financing for the construction of a subway line in the city of São Paulo that we expect will bring socioeconomic development to the regions along its tracks.
•	We maintained a leading role in the Brazilian market for decarbonization credits (CBIO) market, which we first helped create in 2020 and in which, in the year ended December 31, 2022, we held a 54.4% market share according to B3.
•	We disbursed R$394 million in our sustainable agribusiness credit lines, which promote low-carbon agriculture and solar energy.
•	Since 2021, we created the Sustainable Finance Forum, a forum responsible for analyzing sustainable operations and ensuring alignment with the Sustainable the Finance Classification System (SFCs) - the Santander Group framework and market standards.
•	In June 2022, we hosted the Zero Carbon Emission livestream, which promoted a debate on zero carbon emission and our next steps in this journey.
•	In November 2022, in partnership with other Brazilian corporations, we launched Biomas, a joint venture whose objective is to restore, conserve and preserve four million hectares of forest in the Amazon, Caatinga, Mata Atlântica and Cerrado biomes in Brazil. This alliance plans to remove approximately 900 million tons of carbon equivalent substances from the atmosphere over a two-decade period. Each partner will initially commit R$20 million to support the early years of Biomas activities.
•	We participated in the launch of the Bioeconomy Business Innovation Platform in the Amazon, led by the CERTI Foundation, with the objective of training 3,000 people and creating 200 startups in three years.
•	We have progressed towards our commitment of achieving zero illegal deforestation in the Amazon across our customers involved in meat production by 2025.

The following is a description of some of the environmental activities that we have held or continued in 2022:

•	In February 2022, we launched a solar power plant at two of our administrative buildings, the largest urban power plant installed in the State of São Paulo and one of the largest in Latin America.
•	As of December 31, 2022, 100% of our domestic electricity consumption derive from renewable sources, a milestone that we had originally targeted to reach in 2025. In addition, we have been carbon neutral since 2010 and have significantly cut down on our use of single-use plastic within our organization.
•	By the end of 2022, 100% of the new SX- and Elite-branded cards were made from recycled plastic. We expect that this will reduce the use of common plastic in the cards we issue.
•	Climate change was the agenda of our continuing education program (programa de educação continuada), or “PEC,” which is aimed at independent members of our governance bodies. The PEC seeks to promote integration and deeper knowledge about the financial industry and a better understanding of our internal dynamics. We also held an inaugural class for a select group of executives to discuss decarbonization in partnership with the Santander Academy—the first in a series of meetings that will continue to take place in 2023 to develop knowledge on the subject and share good practices, challenges and solutions for the mitigation and removal of greenhouse gases. The engagement of companies is part of our Net Zero commitment, which aims to eliminate indirect issues of carbon in our credit portfolio by 2050.
•	We co-drafted “An Introductory Guide for Net Zero Target Setting for Farm-Based Agricultural Emissions,” which was led by the Banking for Impact on Climate in Agriculture initiative of the World Business Council for Sustainable Development. The study aims to address the challenges of net zero for the sector, where data and methodologies on measuring financed emissions is lacking.
•	In July 2022, we published our social, environmental and climate responsibility policy, or the “PRSAC,” in accordance with CMN Resolution No. 4,945, which improves socio-environmental risk management rules, including climate change-related rules. PRSAC focuses on a positive agenda, such as pacts, commitments, relationships with stakeholders and socio-environmental impacts and opportunities.
•	In December, 2022 we sponsored the fifth edition of the Global Citizen Forum to discuss ESG matters, which was attended by our chief executive officer and the general secretary of the United Nations Global Compact, Sanda Ojiambo, the economist and co-founder of SYSTEMIQ, Jeremy Oppenheim and Paul Polman, a climate and equality activist. The event was attended by approximately 612 participants.

•	Our sustainability governance is based on global guidelines, locally identified commitments and demands, and our local business strategy. Decision-making goes through our board of directors, executive committee and executive sustainability superintendents. Our sustainability committee is responsible for providing clarification and recommendations to the board of directors relating to the development of sustainability-related guidelines. Our governance seeks to include ESG in our culture and in our day-to-day through internal training and the inclusion of ESG criteria in the compensation of executives, who are responsible for addressing issues of diversity, financial empowerment and green financing. Independent members account for 44.44% of our board of directors and women for 33.33%, while women also account for 20.41% of our executive committee. For more information, see “Item 6. Directors, Senior Management and Employees.”

As a result of our efforts, we were recognized by Revista Exame as the best ESG company in the financial services category in 2022, and we also received a Euromoney award in the ESG category. Moreover, our equity securities form part of the B3’s Corporate Sustainability Index (Indice de Sustentabilidade Empresarial) and Efficient Carbon Index (Índice de Carbono Eficiente – ICO2).

Competition and Industry Transformation

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial services industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 70.8% of the credit and 70.7% of the deposits available in Brazil as of September 30, 2022, according to the Brazilian Central Bank and the interim financial statements of the aforementioned banks.

The following table shows the total loans and deposits of the five leading financial institutions in Brazil as of September 30, 2022:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil	Caixa Econômica Federal	Financial System
	(in billions of R$)
Total loans (1)	484.3	644.7	685.6	861.5	976.8	5,161.4
Total deposits (1)	410.7	588.0	813.2	539.4	433.6	3,940.8

(1)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (September 30, 2022). Data as of December 31, 2022 was not available as of the date of this annual report.

Insurance Coverage

We maintain insurance policies that are renewed annually in order to protect our assets. Substantially all of our branches, affiliates and administrative buildings are insured against losses caused by fire, lightning, explosions and other risks. Such coverage establishes reimbursement for the asset replacement value.

In addition, we also maintain the following insurance policies:

•	policies against material and/or bodily damage caused to third parties for which we are held responsible;
•	policies against financial losses due to fraud or employee misconduct, among others;
•	directors’ and officers’ insurance policy for our management against third-party complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings; and
•	policies against hacker attacks and cybercrimes.

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

As of the date of this annual report, we own or have a license to use a total of 568 trademarks in Brazil, with Santander Brasil owning over 117 of these trademarks, while the remaining are owned by other companies of the Santander Group.

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

Brazilian Central Bank

The Brazilian Central Bank is an autonomous authority responsible for the implementation of CMN policies related to foreign currency and credit, the regulation of Brazilian financial institutions, particularly in regard to the minimum capital and compulsory deposit requirements, as well as the disclosure of the transactions carried out by financial institutions and their financial information. The Brazilian Central Bank addresses specific issues through the Monetary Policy Committee (COPOM), a committee responsible for adopting measures to meet inflation targets defined by the CMN and establishing monetary policy guidelines. In order to meet inflation targets, the COPOM must set the target for the SELIC rate (the average rate for daily financing, backed by federal instruments, as assessed under the SELIC) and publish reports on the Brazilian economic and financial environment and projections for the inflation rate.

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

Self-Regulating Entities

The Brazilian financial and capital markets are also subject to the regulation of self-regulating entities that are divided by field of activity. These self-regulating entities include, among others, the ANBIMA, the ABECS, the FEBRABAN, the Brazilian Association of Publicly-Held Companies (Associação Brasileira das Companhias Abertas – ABRASCA) and the B3.

Principal Limitations and Obligations of Financial Institutions

In line with leading international standards of regulation, Brazilian financial institutions are subject to a series of limitations and obligations. In general, such limitations and obligations concern the offering of credit, the concentration of risk, investments, operating procedures, loans and other transactions in foreign currency, and the administration of third-party funds and microcredit. The restrictions and requirements for banking activities, established by applicable legislation and regulations, include the following:

•	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In December 2017, the CMN enacted a new rule establishing that all such requests submitted to the Brazilian Central Bank must be approved within 12 months (subject to suspension of the term in some instances);
•	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad registered as permanent assets without prior approval of the Brazilian Central Bank. The corporate purpose of such company shall be complementary or subsidiary to the activities carried out by the financial institution;
•	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, such as capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control. The requests for changes in control submitted to the Brazilian Central Bank must be approved within 12 months and requests for changes to organizational documents must be approved within three months (in both cases subject to suspension of the term in some instances);
•	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must comply with certain operational limits;
•	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank;
•	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;
•	A Brazilian financial institution belonging to the segment one, or “S1” (i.e., banks with an asset base equivalent to over 10% of Brazil’s GDP or that engage in relevant international activity), as is our case, cannot lend more than 25% of its Tier 1 regulatory capital (patrimônio de referência) to a single person or a group and the maximum exposure to concentrated individual customers or group of connected customers of such Segment 1 financial institution is 600% of its Tier 1 regulatory capital (a concentrated individual client would mean, for the purpose of the proposed rule, any one client to which exposure is equal to or higher than 10% of its Tier 1 regulatory capital);
•	According to the Banking Reform Law, a Brazilian financial institution cannot carry out credit transactions with (i) its controlling shareholders, directors and members of other statutory bodies (fiscal, advisory and other) and their respective spouses and relatives up to second degree, (ii) the individuals or legal entities that hold a qualified interest (15% of the capital stock) in their capital, (iii) the legal entities in which they have qualified interest (direct or indirect), (iv) the legal entities in which they have effective operational control or preponderance in the deliberations, regardless of the equity interest, and (v) the legal entities with common directors or members of the board of directors. Such prohibition does not apply, subject to limits and conditions established by the CMN through the enactment of Resolution No. 4,693 in October 2018, to (i) transactions with a counterparty that has an officer or director in common with the financial institution providing credit, provided that the officer or director is considered an independent member in both entities, (ii) transactions carried out under market-compatible conditions, without additional benefits or different benefits when compared to the operations deferred to the institution to other customers with the same profile, (iii) credit operations that have as counterparty a financial institution that is part of the institution prudential conglomerate, provided that they contain contractual clauses of subordination, except in the case of overnight and loan transactions with other financial institutions specified by the law, (iv) the interbank deposits, according to the law, (v) the obligations assumed by related parties under the compensation and settlement services authorized by the Brazilian Central Bank or by the CVM and their respective counterparties and (vi) other cases authorized by the CMN;
•	The management of third-party assets must be segregated from other activities and must follow the regulations issued by the CVM;

•	The total amount of funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity;
•	Brazilian financial institutions must comply with anti-money laundering, combating the financing of terrorism and anti-corruption regulations;
•	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management of information, as well as their conformity to all applicable regulations;
•	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies; and
•	The Banking Reform Law and specific regulations enacted by the CMN impose penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate in certain situations. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank.

Additionally, as part of the Santander Group and due to the global nature of our organization, we are subject to related international rules.

Capital Adequacy and Leverage – Basel

Current Requirements

The Brazilian Central Bank supervises the Brazilian banking system in accordance with the Basel Committee on Banking Supervision, or “Basel Committee,” guidelines and other applicable regulations. For this purpose, banks provide the Brazilian Central Bank with any information that it deems useful in performing its supervisory functions, which includes supervising changes in solvency and capital adequacy of banks.

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

Basel III

In 2010, the Basel Committee issued its Basel III framework, which was revised and republished in 2011. The Basel III framework increases minimum capital requirements, creates new conservation and countercyclical buffers, changes risk-based capital measures, and introduces a new leverage limit and new liquidity standards in comparison to the former framework. The rules were phased in gradually and were fully implemented by January 1, 2019. Regulatory capital is composed of core capital and two additional tiers:

Tier I capital will have to reach a minimum ratio of 6.0% (according to the schedule established by the Brazilian Central Bank), divided into two portions: (i) core capital consisting mainly of corporate capital and profit reserves (shares, units of ownership, reserves and earned income) of at least 4.5%, and (ii) Additional Tier I capital consisting mainly of perpetual hybrid securities and capital instruments authorized by the Brazilian Central Bank (but excluding amounts relating to funding instruments issued by other local or foreign financial institutions) and any of our own shares purchased by us and the integration of which into the Additional Tier I Capital is permitted. To improve the quality of the capital of financial institutions, Basel III restricts the acceptance of financial instruments that fail to demonstrate effective capability of absorbing losses and requires the reduction of assets that in certain situations could jeopardize the financial institution’s capital value due to the instruments’ low liquidity, dependence on future profits for realization or difficulty of value measurement.

There is also an additional 2% of Tier II capital requirement, for a total of 8% of minimum capital ratio. Current hybrid subordinated debts approved by the Brazilian Central Bank as additional capital requirements, or Tier II, are expected to be maintained if they also comply with requirements introduced by Basel III, including the mandatory conversion clauses into equity or write-off upon the occurrence of triggering events provided for in the regulations.

In accordance with the Basel III standards, the Brazilian Central Bank created the additional core capital buffer (adicional de capital principal), which is composed of the sum of three buffers:

•	Core Capital Conservation buffer (Adicional de Capital Principal de Conservação), which was introduced to ensure that banks have an additional layer of usable capital that can be drawn down when losses are incurred. Whenever the buffer falls below 2.5%, automatic constraints on capital distribution (for example, dividends, share buybacks and discretionary bonus payments) will be imposed so that the buffer can be replenished.
•	Countercyclical capital buffer (Adicional Contracíclico de Capital Principal), which aims to protect the banking sector from periods of excess aggregate credit growth that have often been associated with the buildup of system-wide risks. The countercyclical capital buffer is fixed by the Financial Stability Committee (Comitê de Estabilidade Financeira) based on discussions about the pace of credit expansion, and currently is set zero (Brazilian Central Bank Communication No. 36,830/21). Should the requirement increase, the new percentage takes effect twelve months after the announcement,
•	Core Capital Systemic buffer (Adicional de Importância Sistêmica de Capital Principal), which is applicable to the S1 bank segment (banks with an asset base equivalent to over 10% of Brazil’s GDP or that engage in relevant international activity).

On March 16, 2020, due to the challenging macroeconomic environment resulting from the COVID-19 pandemic, the CMN issued Resolution No. 4,783 which establishes the percentage to be applied to the risk-weighted assets value for the purpose of calculating the capital conservation buffer. This percentage increased gradually until April 2022, when it reached 2.5%. Resolution No. 4,783 was subsequently replaced by Resolution No. 4,955 of October 21, 2021, which maintained the risk weighted asset percentage at 2.5%.

The chart below shows the evolution of our core capital:

Financial Institutions in Brazil are subject to the capital rules set by CMN Resolutions No. 4,955/2021 and No. 4,958/2021. The Basel III rules also provide for the implementation of a leverage ratio calculated by dividing the Tier I capital by the bank’s total exposure. In early 2015, the Brazilian Central Bank issued a new regulation governing the calculation and reporting of the leverage ratio of Brazilian financial institutions in line with the Basel III rules, which became effective in October 2015. S1 financial institutions, as is our case, or segment 2, or “S2,” for purposes of the application of prudential rules, are required to maintain a minimum Leverage Ratio (Razão de Alavancagem or “RA”) of 3% as from January 1, 2018.

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

In November 2017, the CMN established a minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or “NSFR”) and the RA with which Brazilian financial institutions are required to comply. The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis, or “ASF”) and the Required Stable Funds (Recursos Estáveis Requeridos, or “RSF”) of the financial institution. The current regulatory minimum is 100%.

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

On January 29, 2020, the CMN published Resolution No. 4,818, which requires S1, S2 or segment three, or “S3” financial institutions to publish IFRS financial statements. The requirement is already in force for publicly held financial institutions and financial institutions which are leaders of a prudential conglomerate and came into effect for all remaining financial institutions on January 1, 2022.

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

Segmentation for the Proportional Application of Prudential Regulation

In 2017, the CMN enacted a resolution establishing segmentation for financial institutions, financial institution groups, and other institutions authorized to operate by the Brazilian Central Bank for the purposes of proportional application of the prudential regulation. The segmentation is based on the size, international activity and risk profile of members of each segment. Pursuant to the resolution, the segments are as follows:

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

Regulation of Risk and Capital Management Structure

The rules enacted by the CMN and the Brazilian Central Bank provide that risk management must be conducted through an integrated effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions must also control and mitigate the adverse effects caused by the interaction between different risks). The rules set out different structures for risk and capital management, which are applicable for different risk profiles. This means that a financial institution of limited systemic importance can have a simplified structure of management, while institutions of larger complexity have to follow stricter protocols.

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

•	Time Deposits (CDBs), The Brazilian Central Bank imposes a reserve requirement of 20% in relation to time deposits. Financial institutions must deposit an amount equivalent to the surplus of (i) R$3.6 billion for financial institutions with consolidated Tier 1 capital under R$3 billion; (ii) R$2.4 billion for financial institutions with consolidated Tier 1 capital between R$3 billion and R$10 billion; (iii) R$1.2 billion for financial institutions with consolidated Tier 1 capital between R$10 billion and R$15 billion; and (iv) zero for financial institutions with a regulatory capital greater than R$15 billion.

Additionally, as from the issuing of Brazilian Central Bank Resolution No. 145 on September 24, 2021, collateral deposit for the new funding mechanism for financial institutions (called Linhas Financeiras de Liquidez) can be used to deduct up to three percentage points of this type of reserve requirement.

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

On July 31, 2018, the CMN enacted a rule providing that financial institutions categorized as “Segment 1” as per the Brazilian Central Bank’s classification system established in 2017 (which is our case) (1) may not have more than 25.0% of their regulatory capital allocated to a single legal or natural person, and (2) that the total exposure of such financial institutions to one individual customer may not exceed 600% of their regulatory capital allocated to focused exposure, that is 10% of their Tier 1 regulatory capital. The rule also subjects financial institutions categorized as segment 2, segment 3 or segment 4 to less restrictive rules.

Centralized Registration and Deposit of Financial Assets and Securities

Law No. 13,476/17 consolidates the provisions on creation of liens over financial assets and securities, CMN Resolution No. 4,593/2017, as amended, regulates the registration and deposit of financial instruments and securities by financial institutions as well as the provision of custody services by such institutions.

Resolution No. 4,734/19 sets out the guidelines applicable to the establishment of liens and encumbrances on credit and debit payment instruments due to credit operations with financial institutions and regulates credit operations guaranteed by receivables from payment arrangements. The amount of receivables perfected into guarantees for a certain credit transaction will be reduced, whenever applicable, so that they are limited to the outstanding balance of the transaction or to the maximum limit extended, in the case of an extension of a non-dischargeable credit facility by a financial institution on an absolute and unilateral basis.

Resolution No. 264/22 deals in particular with the procedures for the registration of receivables, and requires a convention between market infrastructures to guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure. Resolution No. 264/22 came into effect on December 1, 2022.

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

Within the scope of SPB, the Brazilian Central Bank operates the Reserves Transfer System, or “STR,” and the SELIC. STR is a system of transfer of funds with real-time gross settlement, which means that transfers are made at the processing time, one by one, and are subject to the existence of outstanding balance in the account. STR is composed of financial institutions, clearing and settlement houses and the National Treasury Office. SELIC is the Brazilian Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia), a system intended for custody of book-entry securities issued by the National Treasury Office and for the registration and settlement of transactions involving such securities.

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

On March 3, 2022, the Brazilian Central Bank issued Resolution No. 195/22, which regulates the SPI. Resolution 195/22 also approved the regulation with which the direct and indirect participants in the SPI must comply. Brazilian Central Bank Normative Ruling No. 243/22 establishes the procedures and timetable for the tests necessary to register as a direct participant in the SPI, Brazilian Central Bank Normative Ruling No. 291/22, in turn, establishes the procedures for the adherence to PIX.

According to the by-laws of the SPI, the participation in the SPI is mandatory for the participants of the PIX arrangement, and optional for (i) the clearinghouses and other providers of clearing services, and (ii) the National Treasury Department.

There are two types of participation in the SPI: (i) direct, in which the participant holds an instant payment account and is directly connected to the SPI; and (ii) indirect, in which the participant institution does not hold an instant payment account and its participation occurs via a direct participant to the SPI, responsible for registering the indirect participant in the SPI and to act as its clearing agent in the SPI for instant payments. Resolution 195/22 came into effect on April 1, 2022.

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

The PIX Regulation applies to all PIX System participants. According to the PIX Regulation, there are three types of participation: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearinghouses, that are the financial institutions and payment institutions that (a) within the scope of the PIX System, have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participant in the Brazilian Central Bank’s SPI, and (c) do not meet the criteria of mandatory participation in the PIX System.

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

PIX Withdrawal will allow all the customers of any participating institution to make a withdrawal in kind at one of the points that offer the service. Merchants, shared ATM networks and PIX participants, through their own ATMs, may offer the service. In order to withdraw funds in kind through PIX, the client simply executes a PIX transaction to the withdrawal agent, in a similar dynamic to a normal PIX transaction, by reading a QR Code or through the service provider’s API.

With the PIX Change, the dynamic is almost identical. The difference is that the withdrawal of cash can be carried out during a purchase transaction with a merchant that offers PIX as a means of payment. In this case, the PIX transaction is executed for the total amount (purchase + cash withdrawal). The customer’s invoice will show the amount corresponding to the cash withdrawal and the purchase amount.

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

Resolution No. 142 establishes that financial and payment institutions must limit the provision of payment services for the period from 8 p.m. to 6 a.m. to a maximum of R$1,000 per deposit or prepaid payment account, as applicable. This limit may be increased at the client’s request, which must be submitted formally through the relevant electronic service channels, but the institution must establish a minimum period of 24 hours for the change to take effect. Resolution No. 142 required payment service providers to implement the new transaction limit by October 4, 2021.

Pursuant to Resolution No. 142, financial and payment institutions should have implemented, by November 16, 2021: (i) procedures aimed at evaluating the customer prior to offering the anticipation of the settlement of payment receivables on the same date of the execution of a payment transaction within the scope of payment schemes in which the institutions participate; and (ii) daily registration of the occurrence of fraud or attempted fraud in the rendering of payment services, including the corrective measures adopted by the institution. Based on these records, the institutions must prepare a monthly report consolidating the occurrences and the preventive and corrective measures adopted. This report must be forwarded to the entity’s audit and risk committees (if in place), internal audit unit, executive board and board of directors (if in place).

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

Open Finance Regulation in Brazil

On May 4, 2020, the Brazilian Central Bank and the CMN enacted Joint Resolution No. 1, which regulates open finance. Open finance consists of the sharing of data and payment initiation services and forwarding credit transaction proposals, by financial institutions and other authorized entities (with customers permission) and the integration of information systems.

Among other topics, the resolution sets forth the mandatory and voluntary participating institutions, the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the form of agreement to be entered into by the participating institutions.

According to the resolution, financial institutions and prudential conglomerates belonging to the S1 or S2 segments, as is our case, are required to participate in open finance.

Open finance has a four stage implementation plan, as follows:

•	Phase 1 (launched on February 1, 2021): public access to participating institutions’ data on their access channels and product/service channels related to checking, savings, prepaid payment accounts and to lending transactions.
•	Phase 2 (launched on August 13, 2021): sharing of customer reference data and customer transactional data among the participating institutions.
•	Phase 3 (launched on October 30, 2021): start of PIX transactions offered by payment transaction initiators through the Open Finance channel, without the need to access the specific channels of the institutions with whom the client maintains a relationship. The possibility of using other payment methods (other than PIX) and of accepting credit transaction proposals through Open Finance is expected to be gradually implemented in the future.
•	Phase 4 (launched on December 15, 2021): sharing of customer transactional data related to additional products, including: (i) insurance, open-end private pension and capitalization products; (ii) merchant acquiring services; (iii) foreign exchange transactions; and (iv) time deposit accounts and other investment products. Phase 4 is still currently under implementation and the Brazilian Central Bank’s expectation is that it should be completed by the end of 2023.

On October 29, 2020, the Brazilian Central Bank issued Central Bank Resolution 32/2020, which sets forth the technical and operational requirements to be observed by institutions which participate in the Brazilian Open Finance System.

The new rule lays out, among others, rules relating to (i) the scope of the data and services to be shared by participating institutions within Open Finance, detailed in a specific manual; (ii) the standards for the development of application programming interfaces (APIs) by participating institutions, detailed in a specific manual, which deals with their design, data transmission protocols, data exchange formats, control accesses, version control systems and specification parameters; among other things; (iii) criteria for registration and cancellation of registration in Open Finance; (iv) services to be rendered by the Open Finance Governance Structure, which also is detailed in a specific manual, including the maintenance of a repository of participating institutions and a website containing updated information about Open Finance and its implementation; and (v) minimal security standards and certifications.

Additionally, on September 9, 2021, the Brazilian Central Bank published Resolution No. 138, which disclosed the minimum scope of data to be available for sharing on Stage 4 of Open Finance, to be further detailed by the Open Finance Governance Body. The fourth stage of the ecosystem, which covers data on foreign exchange, investment, insurance, and open-end private pension transactions, as well as merchant acquiring services, began on December 15, 2021, when the participating institutions must make the information about the mentioned products and services available to other financial institutions.

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

Finally, the data referring to insurance products and pension plans will follow the scope defined by the National Council of Private Insurance (Conselho Nacional de Seguros Privados), or “CNSP,” and the SUSEP in CNSP Resolution No. 415/2021 and SUSEP Circular No. 635/2021, respectively, which establish a specific timeline for the implementation of Open Insurance, an exclusive governance body responsible for Open Insurance, as well as specific implementation manuals.

Phase 4 of Open Finance introduced information sharing beyond traditional banking products and services, marking the beginning of the migration from Open Banking to Open Finance in Brazil.

Regulatory Sandbox

On November 28, 2019, the Brazilian Central Bank published Public Consultation No. 72/2019, which ended on January 31, 2020, regarding the Controlled Testing Environment for Financial Innovations or “Sandbox” which is intended to enable institutions to test innovative financial and payment projects for a specified period.

After receiving comments on such Public Consultation, the CMN and the Brazilian Central Bank issued, on November 26, 2020, CMN Resolution 4,865/20 and BCB Resolution 29/20, to regulate the Sandbox. These rules set forth the applicable conditions for the implementation of the Sandbox, among which are the specific rules for the first cycle of tests, such as duration and number of participants, required documentation, criteria for the classification of institutions and the schedule for registration, selection and authorization processes of such entities. In November 2021, the Brazilian Central Bank selected developers’ projects for the first cycle, which lasted for one year and was extended for a second year through November 2023. As of the date of this annual report, a second cycle still has not commenced.

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

Late Payment Fees

The default payment fees charged by financial institutions, consumer credit companies (financeiras) and leasing companies are expressly limited to compensatory interest per day on the amount that is overdue, interest on arrears and fines on arrears.

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

The COAF is composed of individuals with recognized competence in this area, appointed by the Minister of Finance, all of whom are nominated by each of the following entities: (i) the Brazilian Central Bank; (ii) the CVM; (iii) the SUSEP; (iv) the Brazilian Treasury Attorney General’s Office; (v) the Brazilian Federal Revenue; (vi) the Federal Intelligence Agency; (vii) the Ministry of Foreign Affairs; (viii) the Ministry of Justice; (ix) the Federal Police Department; (x) the Ministry of Social Security; and (xi) the General Comptroller’s Office, one of whom will be the president, which shall be appointed by the President of Brazil on the basis of recommendations by the Minister of Finance.

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

In connection with the aforementioned change, the know-your-client, or “KYC” procedures were also improved and include the identification, qualification and classification of the customer, compatible with the risk profile, the nature of the relationship with the AML policy and the institution’s internal risk assessment, which must be permanently reassessed, according to the evolution of the business relationship and the risk profile of the client. The procedures must also include the verification of the client’s (including their representatives’, family members’ or close collaborators) condition as a Politically Exposed Individual, as well as consider them in the monitoring, selection and analysis of operations and situations with indications of suspected money laundering or terrorist funding.

On July 27, 2021, the Brazilian Central Bank published Resolution No. 119, which came into effect on September 1, 2021, and introduced certain changes to Circular No. 3,978/2020, which establishes the regulations and procedures related to anti-money laundering and combating the financing of terrorism applicable to entities subject to the Brazilian Central Bank’s regulation and supervision.

Among other changes brought by the new rule, financial institutions (and other entities regulated by the Brazilian Central Bank) are now required to obtain information about their customers’ place of residence, in the case of a natural person, or the location of the head office or branch, in the case of a legal entity, as part of their mandatory KYC procedures. The CVM also issued CVM Resolution No. 50 on August 31, 2021, which establishes the framework for the prevention of money laundering and the financing of terrorism in the Brazilian securities market. CVM Resolution No. 50 is in line with the practices currently implemented in the principal global securities markets, including with regard to the recommendations of the Financial Action Group against Money Laundering and the Financing of Terrorism (GAFI/FATF), as well as with the duties arising from Brazilian anti-money laundering laws.

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

The governments of Brazil and the United States executed an agreement in 2007, by means of which these governments established rules for the exchange of information relating to tax, or the “2007 Agreement.” Under the 2007 Agreement, the Brazilian tax authority would be able to send information it receives by virtue of Section 5 of the Bank Secrecy Law to the U.S. tax authority.

Data Protection Requirements

Brazil

The LGPD (Lei Geral de Proteção de Dados) was published in the Federal Official Gazette on August 15, 2018, and was amended by Law 13,853/19. The LGPD came into effect in September 2020, except for administrative sanctions, which came into effect on August 1, 2021, pursuant to Law No. 14,010/20, which delayed the applicability of certain provisions of the LGPD.

Before the LGPD, Brazil lacked regulations specific to data privacy and a data protection authority. Despite this, privacy has been generally protected through the Brazilian Federal Constitution, the Civil Code (Law No. 10,406/2002), the Consumer Protection Code (Law No. 8,078/1990) and the Civil Rights Framework for the Internet (Law No. 12,965/2014 and the Decree 8,771/2016).

The LGPD brought about profound changes in the rules and regulations applicable to the processing of personal data, with a set of rules to be complied with in activities such as the collection, processing, storage, use, transfer, sharing and erasure of information concerning identified or identifiable natural persons.

The LGPD has a wide range of applications and extends to individuals as well as private and public entities, regardless of the country where they are headquartered or where data are hosted, as long as (i) the data processing takes place in Brazil; (ii) the data processing activity is intended to offer or supply goods or services to, or to process data of individuals located in Brazil; or (iii) the data subjects are located in Brazil at the time their personal data are collected. The LGPD will apply irrespective of the industry or business when dealing with personal data and is not restricted to data processing activities performed through digital media and/or on the internet.

The LGPD sets out several rules related to data processing such as principles, requirements and duties imposed to data controllers and data processors; rights of data subjects; requirements in connection with cross-border transfers of data; the obligation to appoint a data protection officer; data security and data breach notification; corporate governance practices; and the regime for civil liabilities and penalties in case of a breach of the provisions of the LGPD. Penalties include, among others, warnings, blocking and erasure of data, public disclosure of the offense and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense.

Moreover, Law 13,853/2019 created the Brazilian National Data Protection Authority, or “ANPD,” which has powers and responsibilities analogous to the European data protection authorities, exercising a triple role of (i) investigation, comprising the power to issue norms and procedures, deliberate on the interpretation of the LGPD and request information of controllers and processors; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, with the responsibility to disseminate information about and foster knowledge of the LGPD and security measures, fostering standards for services and products that facilitate control of data, and elaborating studies on national and international practices for the protection of personal data and privacy, among others.

The ANPD has been assured technical independence, although it is subordinated to the Brazilian Ministry of Justice and Public Safety. It is composed of five commissioners, appointed by the President of Brazil, and advised by a National Council for the Protection of Personal Data and Privacy, composed of 23 unpaid members.

Other

In addition, we are subject to Regulation (EU) 2016/279 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”). The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million, and fines of up to 2% of annual worldwide turnover or €10 million (whichever is highest) for other specific infringements. Additionally,  following the United Kingdom’s withdrawal from the EU, we also are subject to the U.K. General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into U.K. law). While the U.K. GDPR currently imposes substantially the same obligations as the GDPR, the U.K. GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the United Kingdom government). Moreover, the United Kingdom government has publicly announced plans to reform the U.K. GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses.

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

Auditing Requirements

The legislation and regulations issued by the CMN, CVM and B3 determine that the periodic financial statements of financial institutions must be audited by independent auditors (individuals or legal entities) that are registered with the CVM and who meet the minimum requirements set forth by the Brazilian Central Bank, and that the financial statements must be presented together with an independent auditor’s report. Our financial statements are audited in accordance with International Standards on Auditing with regard to Brazilian GAAP and also with the standards of the Public Company Accounting Oversight Board with regard to IFRS as issued by the IASB, as required by the SEC. For purposes of the financial statements prepared according to Brazilian GAAP, from 2017, all financial institutions and other institutions authorized to operate by the Brazilian Central Bank are required to create provisions for all losses related to financial guarantees issued by them. As a result of the auditing work, the independent auditor must prepare the following reports: (i) an audit report, issuing an opinion regarding the accounting statements and the respective explanatory notes, including regarding the compliance with financial regulations issued by the CMN and the Brazilian Central Bank; (ii) an internal control system quality and adequacy evaluation report, including regarding electronic data processing and risk management systems, evidencing any identified deficiencies; (iii) a legal and regulatory provisions noncompliance report, regarding those which have, or may have, material impacts on the financial statements or on the audited financial institution’s operations; (iv) a limited assurance report, analyzing our Annual and Sustainability Report pursuant to the guidelines and requirements of the Global Reporting Initiative, or “GRI”; and (v) any other reports required by the Brazilian Central Bank, CVM and B3. The reports issued by independent auditors must be available for consultation upon request by the overseeing authorities.

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

The executive officers of the financial institution must notify the independent auditor and the audit committee if any of the above situations occur.

CMN regulation also requires financial institutions and certain other entities holding regulatory capital equal to or greater than R$1 billion to create a corporate body designated as the “audit committee,” which we have created. For more information on our audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee. “

Internal Auditing of Financial Institutions

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

ESG Requirements Applicable to Financial Institutions

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

Resolution No. 140 establishes new conditions for the access to rural credit considering social, environmental and climatic aspects. Among them, it stands out the credit restriction for a producer who is not registered, or whose registration is canceled, in the Rural Environmental Registry (Cadastro Ambiental Rural). The new resolution also sets forth that rural credit shall not be granted to (i) an enterprise fully or partially inserted in a conservation unit, indigenous land already approved, an area of embargo in force resulting from the economic use of illegally deforested areas in the Amazon; nor (ii) an individual or legal entity registered in the official register of employers who have kept workers in conditions analogous to slavery.

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

Similar provisions were also included in the simplified structure of continuous risk management pertaining to the Simplified Reference Capital (Patrimônio de Referência Simplificado) by the new CMN Resolution No. 4,944, which amends CMN Resolution No. 4,606.

The CMN issued Resolution No. 4,945, replacing CMN Resolution No. 4,327 of April 25, 2014 on the Social and Environmental Responsibility Policy (Política de Responsabilidade Socioambiental), or the “PRSA.” The new rule provides for the inclusion of a climate aspect to the PRSA, which we refer to as the PRSAC. Such new policy to be implemented by financial institutions shall take into account the impacts, strategic goals and business opportunities for the financial institutions in connection with social, environmental and climate aspects. There was also a reduction in the period for reviewing the PRSA, from five to three years.

The Brazilian Central Bank issued Resolution No. 139, regulating the preparation of a Report on Social, Environmental and Climate Risks and Opportunities (Relatório de Riscos e Oportunidades Sociais, Ambientais e Climáticas, or the “GRSAC Report”) by financial institutions classified in S1 (such as us), S2, S3 or S4. Following the propositions of the Public Consultation, this new rule seeks to contemplate the recommendations of the Task Force on Climate-related Financial Disclosures at the national regulatory level. The GRSAC Report must be published annually with the base date of December 31, within a maximum period of 90 days from December 31, and must be made available on the financial institutions’ websites for a period of five years.

Finally, on October 6, 2021, the Brazilian Central Bank published Resolution No. 151, which regulates the remittance information regarding social, environmental, and climate risks addressed in CMN Resolution No. 4,557 and CMN Resolution No. 4,945 to the Brazilian Central Bank by authorized institutions. The rule applies to institutions classified in segments S1 (such as us), S2, S3, or segment four, or “S4”; and the information that must be sent to the Brazilian Central Bank is related to the assessment of social, environmental and climate risks related to their exposures in credit and securities transactions, as well as those of the respective debtors under these transactions. The information to be remitted includes identification, economic sector, risk aggravating and mitigating factors, appraisal of social, environmental and climate risks, among others.

In order to allow financial institutions to adapt their practices and policies to this new set of rules, CMN Resolution No. 4,943/21 and general provisions of CMN Resolution No. 4,945/21 came into effect on July 1, 2022, CMN Resolution No. 4,944/21, article 16 of CMN Resolution No. 4,945/21 (which revokes CMN Resolution No. 4,327/14) and Central Bank Resolution No. 139/21 came into effect on December 1, 2022. Brazilian Central Bank Resolution No. 151 came into effect on July 1, 2022 and Central Bank Resolution No. 140, which specifically provides for rural credit, came into effect on October 1, 2021.

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

Compliance Policy

Financial institutions must implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution, which is intended to ensure an effective compliance risk management by the institution and may be established at the consolidated enterprise level. The compliance policy must establish the scope and purpose of the compliance function in the institution, set forth the organizational structure of the compliance function, specify which personnel is allocated to the compliance function, and establish a segregation of roles among personnel in order to avoid conflicts of interest.

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

Independent auditors and the audit committee, individually or jointly, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, as further detailed under “—Auditing Requirements” above.

Consumer Protection

Relationships between consumers and financial institutions are governed by Law 8,078, dated September 11, 1990, or the “Brazilian Consumer Protection Code,” which grants consumers certain rights and sets forth measures to be observed by suppliers, which must be complied with by financial institutions. The Brazilian Consumer Protection Code sets forth as consumer rights, among others, the assistance/facilitation in the defense of consumers’ rights, including through reverse burden of proof in their favor, and the possibility of judicial review of contractual provisions deemed abusive.

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

Law No. 14,181, which amends the Brazilian Consumer Protection Code and Senior Citizens’ Statute (Law No. 10,741 of October 1, 2003) to improve provisions related to the offering of consumer credit and provide for the prevention and treatment of over-indebtedness, came into effect on July 2, 2021.

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

The law also included a new chapter in the Brazilian Consumer Protection Code dedicated to the conciliation between debtor and creditor with respect to over-indebtedness. According to the new law, the over-indebted consumer may request the initiation of a debt renegotiation process, with the consumer being responsible for submitting a payment plan proposal, preserving the existential minimum. The unjustified non-attendance of the creditor or his attorney at the conciliation hearing may suspend the payment of the credit, with the interruption of the late payment charges. In the case of a successful conciliation, the court decision that ratifies the agreement will describe the debt payment plan and will be enforceable. A new debt renegotiation request may only be submitted after two years, counting from the settlement of the obligations provided for in the payment plan. In the case of unsuccessful conciliation, the judge, at the consumer’s request, will institute proceedings for over-indebtedness to review and integrate the contracts and renegotiate the remaining debts, through a compulsory judicial plan.

On July 27, 2022, the Brazilian federal government adopted Decree No. 11,150/22, or Decree No. 11,150, which seeks to prevent and foster the repayment and settlement of consumer over-indebtedness. The rule grants consumers certain basic rights, including the right to responsible credit practices, financial education and relief from over-indebtedness situations through debt review and renegotiation. To preserve a consumer’s “existential minimum,” Decree No. 11,150 creates an “existential minimum income” threshold for consumers, which is fixed at R$303.00, or one-quarter of the federal minimum wage that was in effect at the time the decree was adopted. However, the annual adjustment of the minimum wage will not lead to this amount being updated.

Further, on September 30, 2021, the CMN published Resolution No. 4,949. The rule provides the principles and procedures to be adopted in the relationship with customers and users of products and services of financial institutions and other institutions authorized to operate by the Brazilian Central Bank. On October 13, 2021, the Brazilian Central Bank published Resolution No. 155, which establishes almost identical principles and procedures to be adopted by payment institutions and consortium administrators, which are regulated and supervised solely by the Brazilian Central Bank.

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

The rules also impose other obligations to the regulated entities within their scope, such as the compliance with transparency and suitability rules. CMN Resolution No. 4,949 came into effect on March 1, 2022, and Central Bank Resolution No. 155 came into effect on October 10, 2022.

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

Ombudsman

Financial institutions and other entities that are authorized to operate by the Brazilian Central Bank must have an ombudsman office. An ombudsman office has the following attributes according to the current regulation:

•	to provide last resort assistance in connection with customer claims that have not been resolved through the conventional customer service channels (including the banking correspondents and the customer service assistance channel (Serviço de Atendimento ao Consumidor); and
•	to act as a communication channel between the financial institutions and their customers, including for dispute resolution.

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

Law No. 14,286 came into effect on December 30, 2022.

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

On July 29, 2021, the CMN published Resolution No. 4,935, which revoked CMN Resolution No. 3,954, of February 24, 2011, changing the regulation of banking correspondents in Brazil. Banking correspondents are companies contracted by financial institutions and other institutions authorized to operate by the Brazilian Central Bank to provide services to their contracting institutions.

The new rule determines that these institutions set forth a policy for the operation and hiring of their correspondents, and it should be formalized by a specific document and approved by the institution’s board of officers or board of directors. This operation and contracting policy should provide for the criteria required for contracting correspondents, internal controls related to the correspondent and remuneration rules for the provision of services.

The contracting institutions will continue to be required to maintain adequate internal control systems in order to monitor the public service activities carried out by the contracted correspondents and the contracting institution’s internal audit must annually assess the effectiveness of these quality control mechanisms.

In addition, with the inclusion of the express possibility of the correspondents acting in a digital setting, some provisions were improved, highlighting the need for the correspondent’s digital platform itself to have a minimum technical qualification that allows the offering of products and services suited to the needs, interests and goals of the contracting institution’s customers.

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

On January 3, 2023, the Brazilian Central Bank published Normative Ruling No. 342, which amended Normative Ruling No. 299/22 and provides procedures, documents, terms and necessary information for requests related to the participation of financial institutions, such as us, on other companies’ corporate capital; and establishment of branches abroad. This new rule came into force on its publication date.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2022, CI$1 was equivalent to R$6.2480 according to the Brazilian Central Bank.

Luxembourg Banking Regulation

Branches of credit institutions from outside the European Union (“non-EU credit institutions”) must be licensed by the Luxembourg Minister of Finance under the law of April 5, 1993 on the financial sector, as amended, in order to operate in Luxembourg.

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

Luxembourg law requires the Luxembourg branch to have a minimum endowment capital of €8,700,000 and the solvency, and liquidity requirements deriving, among others, from EU Regulation No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms apply to it.

U.S. Banking Regulation

Financial Regulatory Reform

Banking statutes and regulations are continually under review by the United States Congress and U.S. bank regulatory agencies. In addition to regulations, the U.S. bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance. Many changes have occurred as a result of the 2010 Dodd-Frank Act and its implementing regulations, most of which are now in place. The Board of Governors of the Federal Reserve System, or the “Federal Reserve Board,” retains the right to apply enhanced prudential standards to foreign banking organizations, or “FBOs,” with greater than $100 billion in global total consolidated assets, such as Santander Spain.

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

The Anti-Money Laundering Act of 2020, or “AML Act,” enacted on January 1, 2021 as part of the National Defense Authorization Act, does not directly impose new requirements on banks, but requires the U.S. Treasury Department to issue National Anti-Money Laundering and Countering the Financing of Terrorism Priorities, and conduct studies and issue regulations that may, over the next few years, significantly alter some of the due diligence, recordkeeping and reporting requirements that the Bank Secrecy Act and Patriot Act impose on banks. The AML Act also contains provisions that promote increased information sharing and use of technology and increases penalties for violations of the Bank Secrecy Act and includes whistleblower incentives, both of which could increase the prospect of regulatory enforcement.

U.S. Sanctions

“Sanction(s)” means any international economic sanction administered or enforced by the United States government (including without limitation, the Office of Foreign Assets Control, or “OFAC”), the UN Security Council, the European Union or His Majesty’s Treasury. OFAC is responsible for administering economic sanctions imposed against designated foreign countries, governments, individuals and entities pursuant to various Executive Orders, statutes and regulations.

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

In addition, the U.S. government has imposed various sanctions that prevent non-U.S. persons, including non-U.S. financial institutions from engaging in certain activities undertaken outside the United States and without the involvement of any U.S. persons (“secondary sanctions”). If a non-U.S. financial institution were determined to have engaged in activities targeted by certain U.S. secondary sanctions or used proceeds produced by such activities targeted, it could lose its ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential consequences.

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

Issuance of Credit Instruments Electronically

Law No. 13,986/2020, among other provisions, (i) created a new credit instrument, the Rural Real Estate Note (Cédula Imobiliária Rural or “CIR”), with the purpose of advancing rural real estate financing by the creation of an instrument specifically designed to that end; (ii) changed the rules governing Bank Deposit Certificates (Certificado de Depósito Bancário or “CDB”), especially regarding their issuance and the transfer of their ownership, by providing among other changes that CDB issued in book-entry form should be transferred by electronic endorsement, exclusively by means of a specific notation in the issuing institution’s own electronic system or, when deposited in central depositary, by means of specific notation in the corresponding electronic system; and (iii) authorized that customary credit instruments such as the Agricultural Certificate of Deposit (Certificado de Depósito do Agronegócio – CDA), the Agricultural Warrant (Warrant Agropecuário – WA), the Real Estate Credit Certificate (Certificado de Crédito Imobiliário – CCI), the Bank Credit Note (Cédula de Crédito Bancário – CCB), the Rural Credit Note (Cédula de Crédito Rural – CCR), the Rural Promissory Note (Nota Promissória Rural – NPR), the Rural Trade Bill (Duplicata Rural – DR), may be issued in book-entry form through the electronic bookkeeping system held at a financial institution or other entity authorized by the Brazilian Central Bank to perform electronic bookkeeping activity.

On July 15, 2020, the Brazilian Central Bank regulated, through Circular No. 4,036/20, the electronic issuance of book-entry CCBs and CCRs by financial institutions. A financial institution must render the following services in respect of the bookkeeping of CCBs and CCRs: (i) issue the instrument in book-entry form at the request of the borrower; (ii) include all obligatory information related to CCBs and CCRs, as well as ancillary documents and/or information for the purposes of verifying the outstanding balance of the underlying credit transaction; (iii) verify the effective title or fiduciary title of the instruments; (iv) make the payment CCBs and CCRs for the settlement of obligations available to the debtor; (v) control the financial flow related to the CCBs and CCRs, including prepayments; (vi) record security interests in an entity authorized to perform centralized registration or deposit of financial assets; (vii) make information about the CCBs and CCRs available to debtors, holders, collateral beneficiaries or any other legally qualified interested party; and (viii) carry out the issuance of certificates regarding the instruments whenever required.

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

Taxation

Corporate Income Tax and Social Contribution Tax

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$240,000 per year and the CSLL is calculated at a rate of 20.0% for banks, 15.0% for other financial institutions except banks and 9.0% for most other Brazilian legal entities, after adjustments determined by the tax legislation. CSLL rate for banks was revised to 21.0% from August 1 to December 31, 2022.

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

IRPJ and CSLL on Foreign Exchange Variation of Hedges for Investments Held Abroad

Pursuant to Law No. 14,031/2020, which came in force in July 2020, exchange rate variations arising from hedges on investments held abroad are taxable starting in 2021. Accordingly, in 2021, 50% of the exchange rate variation shall be taxable under the IRPJ and CSLL, while, as of 2022, 100% of the exchange rate variation will be considered as taxable.

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

Tax on Financial Transactions

The IOF tax is a tax levied on credit, currency exchange, insurance and securities transactions. It is imposed on the following transactions and at the following rates.

Transaction (1)	Maximum Legal Rate	Current Rate
Credit extended by financial institutions and nonfinancial entities	1.5% or 3%	0.0041% per day for loans contracted by legal entities and 0.0082% per day for individuals capped at 365 days. An additional 0.38% rate is applicable in both cases.
Transactions relating to securities (2)	1.5% per day	0.5% per day for certain investment funds.

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
		5.38% on credit card transactions as from January 2, 2023.
		5.38% on withdrawals abroad using credit or debit cards as from January 2, 2023.
		5.38% on purchase of traveler’s checks or loading of international prepaid card as from January 2, 2023.
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

Pursuant to Decree No. 10,997/2022, the Brazilian government will gradually reduce, each year, the IOF, levied on exchange operations, rates with the reduction to zero for all currency exchange operations form 01.01.2029. In addition, external loan and financing operations, including through the issuance of titles, had the rate reduced to zero, as of March 31, 2022, regardless of the term of the operation.

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

Common Reporting Standard

On December 28, 2016, Normative Ruling No. 1680 was enacted, introducing the Common Reporting Standard in Brazil. The Common Reporting Standard provides for certain account reporting obligations similar to those existing under FATCA. It was created in the context of the Organization for Economic Cooperation and Development’s Base Erosion and Profit Shifting project, which is aimed at reducing tax avoidance. Normative Ruling No. 1,680 applies to legal entities required to present the e-Financeira pursuant to Normative Ruling No. 1,571, dated July 2, 2016.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this report:

(a)	Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2022 were negligible relative to the overall profits of Banco Santander S.A.
(b)	Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended December 31, 2022.
(c)	Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander Brasil on these accounts in the year ended December 31, 2022 were negligible relative to the overall profits of Banco Santander S.A.
(d)	Santander Consumer Finance, S.A. also held through its branch in Greece an auto finance loan for a client designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program. The relationship was terminated before the year end. Revenues or profits generated by the branch in Greece on this position in the year ended December 31, 2022 were negligible relative to the overall profits of Banco Santander S.A.
(e)	The Santander Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2022 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Regulatory Developments Related to COVID-19

The following section summarizes the measures implemented by the CMN and the Brazilian Central Bank to mitigate the consequences of the COVID-19 pandemic on the Brazilian financial system.

Temporary Suspension of Dividend Distributions and Other Payments

On May 29, 2020, the CMN enacted Resolution No. 4,820 in response to the COVID-19 pandemic. Resolution No. 4,820 prohibits financial institutions, such as us, to: (i) offset their capital, including by means of early payment, in excess of amounts equivalent to the minimum mandatory dividend required by the Brazilian Corporate Law, including as interest on capital (ii) repurchase their own shares, subject to certain exceptions as authorized by the Brazilian Central Bank; (iii) reduce their capital stock, except if such reduction is required by law or approved by the Brazilian Central Bank; and (iv) increase the compensation of their officers, directors and members of the board of directors and audit committee, including fixed and variable compensation, CMN Resolution No. 4,820 repealed CMN Resolution No. 4,797.

On December 23, 2020, the CMN enacted Resolution No. 4,885, which made the payment of dividends or interest on capital more flexible. As a result, financial institutions were not allowed to pay in excess of the greater of: (i) the amount corresponding to 30% of the adjusted net profit in accordance with item I of article 202 of the Brazilian Corporate Law; and (ii) the amount equivalent to the mandatory dividends as set forth in article 202 of the Brazilian Corporate Law. This is the only restriction still in force regarding amounts related to results for the year ended December 31, 2020, as amended by Resolution No. 4,820.

As a result, we only distributed R$3,837 million as dividends and interest on equity in 2020 compared to R$10,800 million in 2019. This measure was not applied by the Brazilian Central Bank in 2021 and 2022.

Reduction of Capital Conservation Buffer

On March 16, 2020, the CMN enacted Resolution No. 4,783, which temporarily reduced the capital conservation buffer (where all rates relate to the total amount of risk weighted assets) required from financial institutions, from 2.5% to 1.25%. The rate of 1.25% remained in effect through March 31, 2021. From April 1, 2021 through April 1, 2022 the capital conservation buffer requirement was gradually restored to 2.5%. CMN Resolution No. 4,783 was replaced by CMN Resolution No. 4,958/2021, which maintains the same rates for the periods set forth in the previous rule.

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

Changes to Provision Requirements

On March 16, 2020, CMN enacted Resolution No. 4,782/20, which was amended by Resolution No. 4,856/20, exempting financial institutions from considering certain restructuring of contracts as an indicative that a counterparty may default. Therefore, the measure allows loans to be granted to solvent companies without requiring additional provisions through December 31, 2020. These measures were not applied in 2021 and 2022.

New Time Deposits with Special Collateral

CMN Resolution No. 4,799/20 has regulated funding through new Time Deposits with Special Collateral (Novo Depósito a Prazo com Garantias Especiais or “DPGEs”), which are deposits taken by financial institutions and guaranteed by the Credit Guarantee Fund (Fundo Garantidor de Crédito or “FGC”). The resolution increased the cap from R$20 million to R$40 million and is intended to strengthen the liquidity strength of smaller financial institutions. CMN Resolution No. 4,805/2020 increased the cap to R$400 million cap for DPGEs held by other financial institutions affiliated with the FGC, while maintaining the R$40 million cap for other non-affiliated entities.

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

Flexibility of Funding Requirements Through Agribusiness Credit Notes (Letras de Crédito do Agronegócio or “LCAs”)

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

Higher ceiling for repurchase of financial bills by financial institutions

Pursuant to CMN Resolution No. 4,788, issued on March 23, 2020, financial institutions classified as Segment 1 for the proportional application of the prudential regulation, as is our case, were permitted to, from March 23 to April 30, 2020, repurchase up to 20% of Financial Bills of their own issuance, a substantial increase from the previous ceiling of 5%. However, as of the revocation of CMN Resolution No. 4,788/20 by CMN Resolution No. 5,007, issued on March 24, 2022, the repurchase ceiling returned to the previous percentage of 5%.

Brazilian Central Bank authorized to buy and sell government bonds and private financial assets and securities in the secondary market

Constitutional Amendment No. 106, enacted on May 7, 2020, sets forth emergency economic and budget measures for the Brazilian government during the COVID-19 pandemic. Among them, the Amendment authorizes the Brazilian Central Bank, for the duration of the COVID-19 pandemic, to buy and sell (i) government bonds in local and foreign secondary markets; and (ii) other assets, in domestic secondary financial, capital and payments markets, provided that, at the time of purchase, they have a credit risk rating in the local market equivalent to BB- or higher, conferred by at least one of the three largest international rating agencies, as well as a reference price published by a financial market entity accredited by the Brazilian Central Bank.

SELECTED STATISTICAL INFORMATION

The following information for Santander Brasil is included for analytical purposes and should be read in conjunction with the consolidated financial statements and related notes contained elsewhere herein, as well as “Item 5. Operating and Financial Review and Prospects.”

Average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31, of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated annual basis.

The selected statistical information set forth below includes information as of and for the years ended December 31, 2022, 2021, and 2020 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information— A. Selected Financial Data.”

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income – Volume and Rate Analysis” and“—Assets—Earning Assets – Yield Spread,” (i) we have stated average balances on a gross basis, before netting impairment losses, except for the total average asset figures, which include such netting, and (ii) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages. We stop accruing interest on loans once they are more than 60 days past due. All our non-accrual loans are included in the table below under “—Other assets.”

	For the Year Ended December 31,
	2022			2021			2020
	Average Balance	Interest	Average Rate	Average Balance(1)	Interest	Average Rate	Average Balance(1)	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest
Income
Cash and balances with the Brazilian Central Bank	109,977	10,202	9.3%	58,494	2,581	4.4%	54,531	1,552	2.8%
Loans and amounts due from credit institutions	71,836	2,722	3.8%	95,513	1,116	5.4%	104,759	1,519	1.4%
Of which:
Reverse repurchase agreements	49,357	7,197	14.6%	45,458	2,154	4.7%	—	—	—
Loans and advances to customers	503,548	73,596	14.6%	461,141	55,775	10.7%	384,389	44,104	11.5%
Debt instruments	213,647	22,002	10.3%	224,890	16,958	8.5%	203,578	13,556	6.7%
Other interest – earning assets	—	6,703	—	—	1,557	–	–	2,044	–
Total interest – earning assets	899,008	115,225	12.8%	840,038	77,987	9.3%	747,257	62,775	8.4%
Equity instruments	2,807	38	1.4%	2,279	90	3.9%	1,730	34	2.0%
Investments in associates	1,593	—	—	952	—	—	1,098	—	—
Total earning assets	903,408	115,263	12.8%	843,269	78,077	9.3%	750,085	62,809	8.4%
Cash and balances with the Brazilian Central Bank	4,371	—	—	4,633	—	—	4,800	—	—
Loans and amounts due from credit institutions	(6,136)	—	—	441	—	—	6,668	—	—
Impairment losses	(31,665)	—	—	(26,908)	—	—	(23,936)	—	—
Other assets	78,869	—	—	81,669	—	—	76,642	—	—
Property, plant and equipment	8,346	—	—	8,823	—	—	9,587	—	—
Intangible assets	31,084	—	—	30,250	—	—	30,769	—	—
Total average assets	988,277	115,263	11.7%	942,177	78,077	8.3%	854,615	62,809	7.3%
Liabilities and Interest Expense

Deposits from the Brazilian Central Bank and Deposits from credit institutions	120,512	6,737	5.7%	149,111	4,712	3.2%	111,684	4,327	3.9%
Of which:
Repurchase agreements	87,567	11,197	12.8%	103,809	4,567	4.4%	—	—	—
Customer deposits	438,846	38,509	8.7%	420,185	13,188	3.1%	380,058	7,504	2.0%
Of which:
Repurchase agreements	4,974	—	—	58,264	—	—	—	—	—
Marketable debt securities	94,612	6,952	7.3%	63,906	4,537	7.1%	68,585	2,786	4.1%
Subordinated debts	19,086	863	4.5%	14,550	902	6.6%	13,102	909	6.9%
Other interest-bearing liabilities	—	14,661	—	—	3,329	—	—	2,805	—
Total interest-bearing liabilities	673,056	67,722	10.1%	647,752	26,669	4.2%	573,429	18,332	3.2%
Noninterest bearing demand deposits	34,524	—	—	33,893	—	—	28,581	—	—
Other liabilities	151,417	—	—	155,133	—	—	150,759	—	—
Non-controlling interests	431	—	—	329	—	—	315	—	—
Stockholders’ Equity	128,849	—	—	105,070	—	—	101,531	—	—
Total average liabilities and equity	988,277	67,722	6.9%	942,177	26,669	2.8%	854,615	18,332	2.1%

(1)	In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts. The financial information as of and for the year ended December 31, 2020 presented in this annual report already reflects the aforementioned adjustments. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2022, compared to the year ended December 31, 2021, and for the year ended December 31, 2021 compared to the year ended December 31, 2020. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

For the Years Ended 2022/2021	For the Years Ended 2021/2020
Increase (decrease) due to changes in
Volume	Rate	Net change	Volume	Rate	Net change
(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	3,383	4,238	7,621	120	909	1,029
Loans and amounts due from credit institutions	(338)	1,944	1,606	(126)	(277)	(403)
Loans and advances to customers	5,456	12,365	17,821	9,181	2.492	11,671
Debt instruments	(885)	5,929	5,044	1,502	1.900	3,402
Other interest-earning assets	5,146	—	5,146	(487)	—	(487)
Total interest-earning assets	12,762	24,476	37,238	10,190	5.024	15,214
Equity Instruments	17	(69)	(52)	13	43	56
Total earning assets	12,779	24,407	37,186	10,203	5.067	15,268
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	(1,042)	3,067	2,025	1,278	(893)	385
Customer deposits	611	24,710	25,321	857	4,827	5,684
Marketable debt securities	2,251	164	2,415	(454)	2,205	1,751
Subordinated liabilities	240	(279)	(39)	46	(53)	(7)
Other interest-bearing liabilities	11,332	—	11,332	523	—	524
Total interest-bearing liabilities	13,392	27,662	41,053	2,250	6,086	8,337

Assets

Earning Assets – Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of R$, except percentages)
Average earning assets	899,008	840,038	747,257
Interest and dividends on equity securities(1)	115,263	78,077	62,809
Average Net interest income	47,541	51,408	44,480
Gross yield(2)(*)	12.8%	9.3%	8.4%
Net yield(3)(*)	5.3%	6.1%	6.0%
Yield spread(4)(*)	2.7%	5.1%	5.2%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.
(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).
(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”
(3)	Net yield is the amount of “Net interest income” divided by “Average earning assets.”
(4)	Yield spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
ROA: Return on average total assets	1.5%	1.7%	1.6%
ROE: Return on average stockholders’ equity	11.1%	14.8%	13.3%
ROE (adjusted) (1)	14.2%	20.2%	18.5%
Average stockholders’ equity as a percentage of average total assets	13.0%	11.2%	11.9%
Payout(2)	56.5%	62.0%	24.7%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet and Super, both in 2014, and Banco Olé, 60%, and the remaining 40% in 2020. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”
(2)	Dividend payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2022	2021	2020
Cash and balances with the Brazilian Central Bank	12.2%	7.0%	7.3%
Loans and amounts due from credit institutions	8.0%	11.4%	14.1%
Loans and advances to customers	56.0%	54.9%	51.4%
Debt instruments	23.8%	26.8%	27.2%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and Amounts Due from Credit Institutions

For further information about Loans and Amounts Due from Credit Institutions, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.

Investment Securities

As of December 31, 2022 and 2021, the book value of investment securities was R$206 billion and R$228 billion, respectively (representing 20.9% and 24.5%, respectively, of our total assets as of such dates). Brazilian government securities totaled R$143 billion, or 69.4%, and R$171 billion, or 75.3% of our investment securities as of December 31, 2022 and 2021, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2022	2021	2020
	(in millions of R$)
Debt securities
Government securities—Brazil	142,749	171,437	191,896
Debentures and promissory notes	28,251	19,882	17,072
Other debt securities	31,913	33,894	21,134
Total domestic/debt securities	202,913	225,212	230,102

Equity securities
Shares of Brazilian companies	1,459	1,870	1,953
Shares of foreign companies	60	49	14
Investment fund units and shares	1,120	609	363
Total equity securities	2,639	2,528	2,329
Total investment securities	205,551	227,740	232,432

As of December 31, 2022 and 2021, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceeded 1% of our stockholders’ equity, other than the Brazilian government securities, which represented 129.0% and 151.5%, respectively, of our stockholders’ equity. As of December 31, 2022 and 2021, the total value of our debt securities was approximately 185.7% and 212.5%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities not carried at fair value (before impairment allowance) as of December 31, 2022. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in millions of R$)
Debt securities
Government securities—Brazil (1)	—	14,997	—	1,100	16,097
Other debt securities (2)	21,936	34,511	6,310	2,475	65,232
Total debt investment securities	21,936	49,508	6,310	3,575	81,329

(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F).
(2)	Includes balances of debentures and promissory notes.

The average rate for debt investment securities is 12.96%.

Investment Portfolio – Yields

The following table shows the balances and weighted-average yields for our debt securities not carried at fair value through earnings, for each range of maturities, as of December 31, 2022. We calculate weighted-average yield as the average yield of the open positions we have on balance as of December 31, 2022. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Yield within 1 year	Maturing between 1 and 5 years	Yield between 1 and 5 years	Maturing between 5 and 10 years	Yield between 5 and 10 years	Maturing after 10 years	Yield after 10 years
	(in millions of R$, except percentages)
Weighted-average yields		%		%		%		%
Domestic:
Brazilian Government	17,315	11.37	58,456	13.39	2,910	6.70	10,593	6.46
Other fixed-income securities	16,563	12.77	27,258	14.40	4,298	8.90	884	9.20
Impaired financial assets	160	12.77	213	14.40	214	8.90	553	6.80
Impairment losses	(287)	12.77	(691)	14.40	(227)	8.90	(593)	—
Total domestic	33,751	12.07	85,236	13.90	7,195	7.80	11,437	6.70
International:
Foreign government	4,999	9.80	—	—	—	—	—	—
Other fixed-income securities	1,055	10.40	3,189	10.40	—	—	—	—
Impaired financial assets	2	10.40	—	—	—	—	—	—
Impairment losses	—	10.40	—	—	—	—	—	—
Total international	6,056	10.10	3,189	10.40	—	—	—	—
Total weighted-average yields		11.46		8.00		6.60		6.70

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, as of the dates indicated.

	As of December 31,
	2022		2021		2020
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	11,346	10,657	5,806	10,851	4,532	15,617
Debt instruments	185,814	17,098	208,132	17,080	226,787	3,315
Loans and amounts due from credit institutions	19,784	929	22,689	3,797	50,553	3,520
Loans and advances to customers	416,127	74,503	398,335	66,509	372,946	20,822
Equity Instruments	2,582	57	2,483	45	2,329	—
Total assets	635,653	103,244	637,445	98,282	657,147	43,274
Liabilities
Financial Liabilities at amortized cost:
Deposits from the Brazilian Central Bank and Deposits from credit institutions	59,366	56,713	62,332	58,674	86,564	45,093
Customer deposits	457,188	32,765	468,961	—	445,814	—
Marketable debt securities	92,638	14,483	66,028	13,009	47,477	9,399
Debt instruments eligible to compose capital	19,538	—	—	19,641	—	13,120
Other financial liabilities	71,371	143	68,496	413	66,708	153
Total liabilities	700,101	104,104	665,817	91,737	646,563	67,765

Loan Portfolio

As of December 31, 2022, our loans and advances to customers totaled R$524 billion (53.2% of our total assets). Net impairment losses, loans and advances to customers totaled R$491 billion as of December 31, 2022 (49.8% of our total assets). In addition to loans, we had outstanding loan commitments drawable by third parties totaling R$158.7 billion, R$146.0 billion, R$131.7 billion as of December 31, 2022, 2021, 2020, respectively.

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

Our loan portfolio does not have any specific concentration exceeding 10% of our total loans, As of December 31, 2022, 1.0% of our loan portfolio is allocated to our largest debtor and 4.5% to the next 10 largest debtors.

For further information about the breakdown of our Loans and Maturity see sections “a – Breakdown” and “b – Detail” of note “9 – Loans and advances to customers” to our audited consolidated financial statements included in this annual report.

Maturity

The following table sets forth an analysis by maturity of our loans, by type and status, as of December 31, 2022.

	As of December 31, 2022
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	Between 5 and 15 years	% of total	More than 15 years	% of total	Total	% of total
Commercial and industrial	126,508	46.89%	83,448	47.02%	13,366	24.50%	—	—	223,322	42.57%
Real estate	4,298	1.59%	10,905	6.14%	20,655	37.80%	22,385	98.46%	58,243	11.09%
Installment loans to individuals	137,581	51.00%	81,680	46.02%	20,616	37.72%	351	1.54%	240,227	45.79%
Lease financing	1,398	0.52%	1,455	0.82%	11	—	—	—	2,863	0.55%
Loans and advances to customers, gross	269,784	100.00%	177,488	100.00%	54,648	100.00%	22,735	100.00%	524,655	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by type and status as of December 31, 2022.

Fixed and variable rate loans maturing in
Less than one year	Between one and five years	Between five and 15 years	Over 15 years	Sub-total more than one year	Total
(in millions of R$, except percentages)
Fixed rate
Commercial and industrial	81,757	38,976	3,581	—	42,558	124,315
Real estate	23	74	72	41	187	209
Installment loans to individuals	127,538	80,132	19,823	351	100,306	227,843
Lease financing	406	607	—	—	607	1,013
Total Fixed rate	209,723	119,790	23,476	391	143,658	353,381
Variable rate
Commercial and industrial	44,751	44,471	9,785	—	54,256	99,007
Real estate	4,275	10,832	20,582	22,344	53,758	58,034
Installment loans to individuals	10,043	1,548	793	—	2,341	12,384
Lease financing	992	847	11	—	858	1,850
Total Variable rate	60,061	57,698	31,171	22,344	111,213	171,275
Total	269,784	177,488	54,648	22,735	254,871	524,655

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

	As of December 31,
	2022		2021		2020
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)

OECD countries(1)
Spain	189	—	108	—	437	—
United States	2,489	0.3	835	0.1	12,674	1.4
Netherlands	73	—	—	—	80	—
United Kingdom	277	—	20	—	29	—
Luxembourg	710	0.1	13,058	1.4	—	—
Other OECD countries(2)	1,599	0.2	1,958	0.2	3,534	0.4
Total OECD	5337	0.6	15,979	1.7	16,754	1.8
Non-OECD countries
Latin American countries(2)	529	0.1	560	0.1	1,204	0.1
Cayman Islands	1,573	0.2	1,679	0.2	2,917	0.3
Other(2)	32	—	282	—	1,189	0.1
Total non-OECD	2,134	0.3	2,521	0.3	5,310	0.5
Total	7,471	0.9	18,500	2.0	22,064	2.3

(1)	The Organization for Economic Cooperation and Development.
(2)	Aggregate outstandings in any single country in this category do not exceed 1.5% of our total assets.

The following table presents the amounts of our cross-border outstandings as of December 31, 2022, 2021 and 2020 by type of borrower where outstandings in the borrower’s country exceeded 1.4% of our total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2020
United States	—	12,653	9	12	12,674
Netherlands	—	—	80	—	80
Austria	—	—	—	444	444
United Kingdom	—	28	—	1	29
Cayman Islands	—	1,341	(1)	1,577	2,917
Total	—	14,022	88	2,034	16,144
2021	—
United States	—	3,943	1	12	3,956
Netherlands	—	—	3	—	3
Austria	—	—	—	595	595
United Kingdom	—	28	—	—	28
Cayman Islands	—	2,815	—	1,290	4,105
Total	—	6,786	4	1,897	8,687
2022	—
United States	—	2,259	198	32	—
Netherlands	—	—	73	—	73
Austria	—	57	—	—	57
United Kingdom	—	234	39	3	276
Cayman Islands	—	180	1,354	38	1,572
Total	—	2,730	1,664	73	4,467

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

The following table shows the maturity of time deposits (excluding inter-bank deposits) at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.”

	As of December 31, 2022
	Domestic	International
	(in millions of R$)
Under 3 months	359,142	—
3 to 6 months	33,019	—
6 to 12 months	66,039	—
Over 12 months	147,832	—
Total	606,032	—

The following table presents the total amount of uninsured deposits, and total uninsured deposits by time remaining until maturity as of December 31, 2022.

		Maturing
	As of December 31, 2022	Three Months or Less	Over Three Months Through Six Months	Over Six Months Through 12 Months	Over 12 months
	(in millions of R$)
Total uninsured deposits(1)	281,066	264,349	24	48	16,645

(1)           We define uninsured deposits as securities from credit institutions and customers that do not have collateral attached to them.

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2022		2021		2020
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
As of December 31	109,760	1.26%	115,964	1.76%	112,477	1.90%
Average during the period (1)	105,233	1.85%	114,484	2.58%	112,096	2.71%
Maximum month-end balance	114,056		155,484		155,174
Total short-term borrowings at year end	109,760		115,964		112,477

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 12 dates: for each of the month-end balances of the applicable year.

Allowance for Loan Losses

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further information regarding these changes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2022, 2021 and 2020—Results of Operations—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2022	2021	2020
	(in millions of R$)
Balance at beginning of year	29,723	25,640	22,626
Initial adoption of IFRS 9	—	—	—
Balance adjusted	29,723	25,640	22,626
Impairment losses charged to income for the year	23,801	16,987	18,311
Write-off of impaired balances against recorded impairment allowance	(18,340)	(12,935)	(15,297)
Exchange variation	28	31	127
Balance at end of year	35,212	29,723	25,640
Of which:
Loans and advances to customers	34,025	28,511	24,054
Loans and amounts due from credit institutions	13	22	9
Debt Instruments	1,174	1,191	1,577
Recoveries of loans previously written off(1)	983	1,536	861

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

As of December 31, 2022, our allowance for impairment losses for the periods indicated amounted to R$35,212 million, an increase of R$5,489 million, or 18.5%, compared to R$29,723 million as of December 31, 2021, which primarily resulted from a greater number of nonperforming loans among individual customers and a specific case of a large customer in our wholesale segment that entered judicial recovery (recuperação judicial) proceedings, the latter of which resulted in: (i) an increase in our impaired assets in the commercial and industrial loans portfolio as of December 31, 2022 of 23.7%, from R$11.4 billion to R$14.2 billion, as compared to December 31, 2021; (ii) an increase in our default rate as of December 31, 2022 by 1.9 p.p., from 5.0% to 6.9%, as compared to December 31, 2021; and (iii) an increase in our coverage ratio (i.e., our provisions for impairment losses as a percentage of impaired assets) as of December 31, 2022 by 20.6 p.p., from 110.4% to 89.8%, as compared to December 31, 2021.

As of December 31, 2021, our allowance for impairment losses for the periods indicated amounted to R$29,723 million, an increase of R$4,083 million, or 15.9%, compared to R$25,640 million as of December 31, 2020, which primarily resulted from higher volumes and our product mix.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of R$)
Recoveries of loans previously charged off(1)	983	1,536	861
Commercial and industrial	597	463	422
Real estate – construction	36	64	56
Installment loans to individuals	346	1,002	370
Lease finance	4	7	13
Impairment losses charged to income for the year(1)	23,800	16,987	18,311
Commercial and industrial	8,854	3,340	6,919
Real estate – construction	244	116	81
Installment loans to individuals	14,686	13,532	11,309
Lease finance	16	(1)	3
Write-off of impaired balances against recorded impairment allowance	(18,340)	(12,935)	(15,297)
Commercial and industrial	(4,920)	(5,184)	(4,745)
Real estate – construction	(115)	(167)	(232)
Installment loans to individuals	(13,295)	(7,576)	(10,433)
Lease finance	(11)	(8)	(15)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2022	% of Total Loans	2021	% of Total Loans	2020	%of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	12,259	34.8	8,325	28.0	9,757	38.1
Real estate	284	0.8	154	0.5	194	0.8
Installment loans to individuals	22,659	64.4	21,240	71.5	15,676	61.1
Lease financing	10	0.0	4	—	14	0.1
Total	35,212	100.0	29,723	100.0	25,640	100.0

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of December 31,
	2022	2021	2020
	(in millions of R$)
Internal Risk Rating
Low	392,397	374,505	347,315
Medium-low	77,993	79,217	24,277
Medium	18,647	14,590	26,232
Medium-high	13,574	9,413	3,896
High	22,044	15,630	16,101
Loans and advances to customers, gross	524,655	493,355	417,822

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2022 amounted to R$34.4 billion, compared to R$21.7 billion for the same period in 2021, an increase of R$12.7 million or 58.5%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The renegotiation portfolio was covered by allowances for impairment losses of 46.3% as of December 31, 2022 and 44.7% as of December 31, 2021. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	As of December 31,
	2022	2021	2020
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	7,638	5,322	5,862
Installment loans to individuals	26,722	16,356	14,623
Financial leasing	2	5	5
Total	34,363	21,683	20,490
Allowances for impairment losses	15,9	9,698	9,019
Coverage ratio	46.3%	44.7%	44.0%

Balances are deemed to be impaired when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

As established in our internal renegotiation policy, in order for renegotiated products to be classified as performing, we must receive an amount equivalent to at least 10% of the total amount outstanding in the six months which follow the renegotiation date (note that these transactions will remain classified as renegotiated operations even after receiving such payments). Renegotiated loans that are more than 60 days overdue are also accounted for as impaired.

We increased our efforts regarding the collection of loans that are less than 60 days past due and also in relation to written-off loans. We are also continuing with our strategy of granting loans to persons with a low-risk profile and higher levels of collaterals and guarantees.

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2022	2021	2020
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	39,224	26,923	23,176
Impaired assets as a percentage of total loans	7.5%	5.5%	5.5%
Net loan charge-offs as a percentage of total loans	3.5%	2.6%	3.7%
Net loan charge-offs as a percentage of average total loans	3.7%	2.8%	3.8%

(1)	Includes as of December 31, 2022, R$5,814 million of doubtful loans (R$2,528 million in 2021 and R$2,028 million in 2020) that were not past-due.

Evolution of Impaired Assets

Our impaired assets increased by 45.7% or R$12,301 million, to R$39,224 million as of December 31, 2022, compared to R$26,923 million as of December 31, 2021. Provisions for impairment losses, including total recoveries of loans previously charged off, increased 18.5%, or R$5,488 million, to R$35,212 million as of December 31, 2022, compared to R$29,723 million as of December 31, 2021. Offsetting these effects were recoveries of R$983 million on loans previously written off as of December 31, 2022 and R$1,536 million as of December 31, 2021.

We believe the provisions made were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2022.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2022	2021	2020
	(in millions of R$)
Balance at beginning of year	26,923	23,176	23,426
Initial Adoption of IFRS9 (1)	—	—	—
Adjusted Balance	26,923	23,176	23,426
Net additions	31,921	18,429	14,758
Write-offs	(19,620)	(14,681)	(15,008)
Balance at end of year	39,224	26,923	23,176

(1)	Further information, see notes 1 and 9 to our audited consolidated financial statements included elsewhere in this annual report.

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2022, the debt restructuring options were improved to maintain consistent levels of “net additions” and “write-offs.”

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers at the dates indicated:

	As of December 31,
	2022	2021
	(in millions of R$)
Commercial and industrial	14,156	11,440
Real estate	1,058	470
Installment loans to individuals	23,999	14,996
Lease financing	10	17
Total	39,224	26,923

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$14,156 million as of December 31, 2022, an increase of R$2,717 million, or 23.7% compared to R$11,440 million as of December 31, 2021. This increase was due to a specific case of a large customer in our wholesale segment that entered judicial recovery (recuperação judicial) proceedings.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,058 million on December 31, 2022, an increase of R$588 million, or 125% compared to R$470 million as of December 31, 2021. The increase in impaired assets in this portfolio was primarily due to the impact on our customers of the deteriorating macroeconomic conditions in Brazil.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$23,999 million as of December 31, 2022, with an increase of R$9,003 million, or 60.0%, compared to 2021. The increase in impaired assets in this portfolio was primarily a result of the effect of deteriorating macroeconomic conditions on our customers.

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$10 million on December 31, 2022, a decrease of 40.4% or R$7 million, as of December 31, 2021, primarily due to a decrease in the non-performing loans from R$17 million to R$11 million.

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

The expected loss measurement is made through the following factors:

•	Exposure at Default (EAD): is the amount of a transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications to the payment schedule.
•	Probability of Default (PD): is defined as the probability that the counterparty can meet its obligations to pay the principal and / or interest. For the purposes of IFRS 9, both will be considered: PD - 12 months (Stage 1), which is the probability that the financial instrument will default during the next 12 months as well as PD – life time (Stage 2 and 3), which considers the probability that the transaction is in default between the balance sheet date and the residual maturity date of the transaction. The standard requires that future information relevant to the estimation of these parameters should be considered.
•	Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigating factors associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.
•	Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value.

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

Loans Past Due for Less Than 90 Days but Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2022	% of total	2021	% of total
	(in millions of R$, except percentages)
Commercial and industrial	4,941	21.4	4,892	20.7
Mortgage loans	4,063	17.6	3,606	15.2
Installment loans to individuals	14,036	60.9	15,150	64.0
Lease financing	12	0.1	11	0.1
Total (*)	23,052	100.0	23,659	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our credit risk exposure portfolio increased by R$27.4 billion to R$568.3 billion as of December 31, 2022, compared to R$540.9 billion as of December 31, 2021. Our impaired assets increased by approximately R$12.3 billion in the same period, from R$26.9 billion to R$39.2 billion. The default rate increased by 1.9 p.p. in 2022 in comparison to 2021, as a result of a specific case of a large customer in our wholesale segment that entered judicial recovery (recuperação judicial) proceedings as well as the growth of impaired assets due to the macroeconomic deterioration.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2022	2021	2020
	(in millions of R$, except percentages)
Loans and advances to customers, gross	524,655	493,355	417,822
Impaired assets	39,224	26,923	23,176
Provisions for impairment losses	35,212	29,723	25,640
Credit risk exposure Non-GAAP – customers (1)	568,338	540,873	466,104
Ratios
Impaired assets to credit risk exposure	6.9%	5.0%	5.0%
Coverage ratio (2)	89.8%	110.4%	110.6%
Impairment losses	(24,829)	(17,113)	(17,450)
Losses on other financial instruments not measured at fair value (3)	—	—	—
Impairment losses on financial assets (net) (4)	(24,829)	(17,113)	(17,450)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$568,338 million as of December 31, 2022 and guarantees and documentary credits amounting to R$43,682 million as of December 31, 2022. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”
(2)	Provisions for impairment losses as a percentage of impaired assets.
(3)	Corresponds to the registration of losses of a permanent character in the realization value of bonds and securities classified as “securities available for sale” currently accounted for in “earnings on financial assets (net).”
(4)	As of December 31, 2022, 2021 and 2020, our total of impairment losses on financial instruments included R$1,174 million, R$1,191 million and R$1,577 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2020 through 2022:

Selected Credit Ratios

The following table presents our selected credit ratios, along with each component of the ratio’s calculation, as of December 31, 2022, 2021 and 2020.

The following information for Santander Brasil should be read in conjunction with, the consolidated financial statements and related notes contained elsewhere herein, as well as “Item 3. Key Information—A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

	As of December 31,
	2022	2021	2020
	(in millions of R$, except percentages)
Allowance for credit losses to total loans outstanding
Allowance for credit losses	35,212	29,723	25,640
Total loans outstanding	524,655	493,355	417,822
Credit ratio	6.71%	6.02%	6.14%
Nonaccrual loans to total loans outstanding
Total nonaccrual loans outstanding	39,224	26,923	23,176
Total loans outstanding	524,655	493,355	417,822
Credit ratio	7.48%	5.46%	5.55%
Allowance for credit losses to nonaccrual loans
Allowance for credit losses	35,212	29,723	25,640
Total nonaccrual loans outstanding	39,224	26,923	23,176
Credit ratio	89.8%	110.4%	110.6%
Net charge-offs during the period to average loans outstanding
Net charge-offs during the period	(18,340)	(12,935)	(15,297)
Average amount outstanding	490,960	471,068	394,542
Credit ratio	3.7%	2.7%	3.9%
Commercial and industrial:
Net charge-offs during the period	(4,920)	(5,184)	(4,745)
Average amount outstanding	219,950	214,286	176,750
Credit ratio	2.2%	2.4%	2.7%

Real estate:
Net charge-offs during the period	(115)	(167)	(232)
Average amount outstanding	56,724	51,883	42,368
Credit ratio	0.2%	0.3%	0.5%
Installment loans to individuals:
Net charge-offs during the period	(13,295)	(7,576)	(10,433)
Average amount outstanding	211,653	202,578	173,336
Credit ratio	6.3%	3.7%	6.0%
Lease financing:
Net charge-offs during the period	(11)	(8)	(15)
Average amount outstanding	2,647	2,321	2,089
Credit ratio	0.4%	0.3%	0.7%

Allowance for credit losses to total loans outstanding

In 2022, our allowance for credit losses to total loans outstanding credit ratio increased by 69 basis points, from 6.02% as of December 31, 2021 to 6.71% as of December 31, 2022. This was primarily due to the growth in allowance for credit losses, driven by a recent increase in inflation, which primarily affected loans to individuals.

In 2021, our allowance for credit losses to total loans outstanding credit ratio decreased by 12 basis points, from 6.14% as of December 31, 2020 to 6.02% as of December 31, 2021. This was primarily due to the growth in total loans outstanding, in particular the growth in installment loans to individuals.

Nonaccrual loans to total loans outstanding

In 2022, our nonaccrual loans to total loans outstanding credit ratio increased by 202 basis points, from 5.46% as of December 31, 2021 to 7.48% as of December 31, 2022. This was primarily due to the growth in total nonaccrual loans outstanding, driven by the deterioration of the macroeconomic situation in Brazil.

In 2021, our nonaccrual loans to total loans outstanding credit ratio decreased by 9 basis points, from 5.55% as of December 31, 2020 to 5.46% as of December 31, 2021. This was primarily due to the growth in total loans outstanding over nonaccrual loans.

Allowance for credit losses to nonaccrual loans

In 2022, our allowance for credit losses to nonaccrual loans credit ratio decreased by 20.6 p.p., from 110.4% as of December 31, 2021 to 89.8% as of December 31, 2022. This was primarily due to a single customer defaulting in our large companies portfolio.

In 2021, our allowance for credit losses to nonaccrual loans credit ratio decreased by 20 basis points, from 110.6% as of December 31, 2020 to 110.4% as of December 31, 2021. This was primarily due to growth in nonaccrual loans outstanding, which was greater than the increase in the allowance for credit losses.
Net charge-offs during the period to average loans outstanding

In 2022, our net charge-offs during the period to average loans outstanding credit ratio increase by 100 basis points, from 2.7% as of December 31, 2021 to 3.7% as of December 31, 2022. This was primarily due to an increase of 4.2% in average loans outstanding and an increase of 41.8% in net charge-offs.

In 2021, our net charge-offs during the period to average loans outstanding credit ratio decreased by 120 basis points, from 3.9% as of December 31, 2020 to 2.7% as of December 31, 2021. This was primarily due to an increase of 19.4% in average loans outstanding and a decrease of 15.4% in net charge-offs.

Commercial and Industrial Loans

In 2022, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans increased by 20 basis points, from 2.4% as of December 31, 2021 to 2.2% as of December 31, 2022. This was primarily due to an increase of 2.6% in average loans outstanding, while the net charge-offs decreased by 5.1%.

In 2021, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans decreased by 20 basis points, from 2.7% as of December 31, 2020 to 2.4% as of December 31, 2021. This was primarily due to an increase of 21.2% in average loans outstanding, which was greater than the growth in net charge-offs of 9.3%.

Real Estate Loans

In 2022, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans decreased by 10 basis points, from 0.3% as of December 31, 2021 to 0.2% as of December 31, 2022. This was primarily due to an increase of 9.3% in average loans outstanding and a decrease of 31.1% in net charge-offs.

In 2021, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans decreased by 23 basis points, from 0.5% as of December 31, 2020 to 0.3% as of December 31, 2021. This was primarily due to an increase of 22.5% in average loans outstanding and a decrease of 28.0% in net charge-offs.

Installment Loans to Individuals

In 2022, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans increased by 260 basis points, from 3.7% as of December 31, 2021 to 6.3% as of December 31, 2022. This was primarily due to an increase of 4.5% in average loans outstanding and an increase of 75.5% in net charge-offs.

In 2021, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans decreased by 30 basis points, from 6.0% as of December 31, 2020 to 3.7% as of December 31, 2021. This was primarily due to an increase of 16.9% in average loans outstanding and a decrease of 27.4% in net charge-offs.

Lease Financing Loans

In 2022, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans increased by 10 basis points, from 0.3% as of December 31, 2021 to 0.4% as of December 31, 2022. This was primarily due to an increase of 14.0% % in average loans outstanding and an increase of 37.5% in net charge-offs.

In 2021, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans decreased by 36 basis points, from 0.7% as of December 31, 2020 to 0.3% as of December 31, 2021. This was primarily due to an increase of 11.1% in average loans outstanding and a decrease of 46.7% in net charge-offs.

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V., or “Sterrebeeck,” and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of February 24, 2023, Santander Spain held, directly and indirectly, 89.53% of our voting stock.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS as of December 31, 2022:

	Activity	Country of Incorporation	Ownership Interest
Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Santander Leasing S.A. Arrendamento Mercantil	Leasing	Brazil	100.00%
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	Brazil	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Buying club	Brazil	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	Brazil	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Broker	Brazil	100.00%
Sancap Investimentos e Participações S.A.	Holding	Brazil	100.00%
Santander Holding Imobiliária S.A.	Holding	Brazil	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	Brazil	100.00%
Rojo Entretenimento S.A.	Other Activities	Brazil	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	Brazil	100.00%
BEN Benefícios e Serviços Instituição de Pagamentos S.A.	Means of Payment	Brazil	100.00%
Esfera Fidelidade S.A.	Other Activities	Brazil	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A.	Technology	Brazil	80.00%

SX Negócios Ltda.	Other Activities	Brazil	100.00%
SX Tools Soluções e Serviços Compartilhados Ltda.	Other Activities	Brazil	100.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection Management and Credit Recovery	Brazil	100.00%
Return Capital S.A.	Collection Management and Credit Recovery	Brazil	100.00%
Controlled by Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Capitalization	Brazil	100.00%
Evidence Previdência S.A.	Private Pension	Brazil	100.00%
Controlled by Aymoré Crédito, Financiamento e Investimento S.A.
Banco PSA Finance Brasil S.A. (6)	Bank	Brazil	50.00%
Banco Hyundai Capital Brasil S.A (current name of BHJV Assessoria e Consultoria Empresarial Ltda.)	Bank	Brazil	50.00%
Solutions 4 Fleet Consultoria Empresarial S.A.	Tecnology	Brazil	80.00%
Controlled by Santander Leasing S.A Arrendamento Mercantil
Banco Bandepe S.A.	Bank	Brazil	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Distributor	Brazil	100.00%
Controlled by Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos de Valores Mobiliários S.A.	Broker	Brazil	63.00%
Toro Investimentos S.A.	Investments	Brazil	14.78%
Controlled by Toro Corretora de Títulos de Valores Mobiliários S.A.
Toro Investimentos S.A.	Investments	Brazil	76.55%
Controlled by Sancap
Santander Auto S.A.	Technology	Brazil	50.00%
Consolidated Investment Funds
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Paraty QIF PLC (1)	Investment Fund	Brazil	(a)
Santander FI Hedge Strategies Fund (1)	Investment Fund	Brazil	(a)
BRL V – Fundo de Investimento Imobiliário – FII	Real Estate Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado	Investment Fund	Brazil	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	Brazil	(a)
Atual – Fundo de Investimento Multimercado Credito Privado Investimento no Exterior	Investment Fund	Brazil	(a)
Verbena FCVS – Fundo de Investimento em Direitos Creditórios	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI – Não Padronizado	Investment Fund	Brazil	(a)

(a)	Company to which we are exposed or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 – Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.
(1)	Santander Brasil, through its subsidiaries, holds the risks and benefits of Santander Paraty QIF PLC and the sub-fund Santander FI Hedge Strategies Fund, both of which are based in Ireland and since August 2016 are fully consolidated into Santander Brasil’s financial statements. Santander Paraty QIF PLC does not hold any investments itself, acting instead through Santander FI Hedge Strategies Fund.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 338 properties for the activities of our banking network and rent 1,681 properties for the same purpose. Furthermore, in 2014, we transferred our operation to a new data center located in Campinas, which also is an owned property. For further information about the location of our branches, see “—B. Business Overview—Service Channels—Physical Distribution Network.” Our headquarters are located at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK, Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Financial Presentation

We have prepared our consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 in accordance with IFRS, as issued by the IASB and interpretations issued by the IFRS Interpretation Committee. See “Presentation of Financial and Other Information” for additional information.

The Getnet Spin-Off

We completed the Spin-Off of our merchant acquiring business, conducted through Getnet and its consolidated subsidiaries, on October 26, 2021. As a result of the Spin-Off, Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and we stopped consolidating Getnet within our results of operations on March 31, 2021. Furthermore, on April 15, 2021, we entered into a partnership agreement with Getnet, or the “Getnet Partnership Agreement,” which provides a framework for our relationship with Getnet following the Spin-Off. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian Macroeconomic Environment

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. While Brazilian GDP increased in 2022, due in part to fiscal incentives granted by the Brazilian government and the resumption of activities that were suppressed by restrictions imposed to curb the spread of COVID-19, as set out under “—Impact of COVID-19” below, we cannot assure you that this trend will continue. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	As of and For the Year Ended December 31,
	2022	2021	2020
GDP growth(1)	3.0%	4.6%	(4.1)%
CDI Rate	12.4%	4.4%	2.1%
TJLP	7.2%	5.3%	4.6%
SELIC rate	13.75%	9.25%	2.00%
Selling exchange rate (at period end) R$ per U.S.$1.00	5.22	5.58	5.20
Depreciation (appreciation) of the real against the U.S. dollar	(6.5)%	7.4%	28.9%
Average real to U.S. exchange rate per U.S.$1.00(2)	5.17	5.40	5.16
Inflation (IGP-M)	5.5%	17.8%	23.1%
Inflation (IPCA)	5.8%	10.6%	4.5%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	GDP growth for 2022 is based on Santander Brasil’s internal estimates. For 2021, the source is the IBGE’s revised series.
(2)	Average of the selling exchange rate for the business days during the period.

The lack of progress on structural reforms and a continued lax fiscal policy have increased uncertainty regarding the future level of Brazil’s already high public. This has resulted in a significant risk premium, a depreciation of the real and volatility in financial asset prices. Brazil’s economy has also been severely affected by the COVID-19 pandemic starting in 2020. Brazilian GDP recovered to an extent in 2021, in part as a result of Brazil’s ongoing vaccination program and the relaxation of certain restrictions allowing a progressive resumption of economic activities, as set out under “—Impact of COVID-19” below, but considerable uncertainty remains as to the duration and severity of the COVID-19 pandemic and its economic effects. In 2022, the relaxation of COVID-19 restrictions and continued fiscal incentives granted by Brazilian government have supported Brazilian GDP growth, which we estimate to have been 3.0% in 2022.

However, the macroeconomic outlook for 2023 is marred by high inflation, high interest rates, a deteriorating global economic outlook, continued political uncertainty following the presidential elections held in Brazil in the last quarter of 2022, and continued uncertainty regarding the course of the COVID-19 pandemic. Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may adversely affect our business, financial conditions and results of operations. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.”

Impact of COVID-19

Any aggravation in the COVID-19 pandemic increases the chance of a deterioration in the outlook for the Brazilian macroeconomic environment. We are closely monitoring the evolution of the COVID-19 pandemic in Brazil and globally, in order to take preventive measures to minimize the spread of the virus, ensure the continuity of operations and safe-guard the health and safety of our personnel. See “Item 4. Information on the Company—A. History and Development of the Company—Impact of COVID-19” for information on the impact of the COVID-19 pandemic on our business and also “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—The global COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future outbreak of any other highly contagious diseases or other public health emergency, could materially and adversely impact our business, financial condition, liquidity and results of operations.”

War in Ukraine

The ongoing war between Russia and Ukraine has caused an ongoing humanitarian crisis in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. In response to the Russian military action against Ukraine, several countries, including the United States, the European Union member states, the United Kingdom and other UN member states, have imposed severe sanctions on Russia and Belarus. Furthermore, the risk of cyberattacks on companies and institutions could increase as a result of the military conflict and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. The continuance or escalation of the war, including its extension to other countries in the region, could lead to further increases in energy, oil and gas prices (particularly if supplies to Europe are interrupted) and heightened inflationary pressures, which in turn could lead to further increases in interest rates and market volatility. In addition, the war has exacerbated supply chain problems, particularly to those businesses most sensitive to rising energy prices. The war and its effects could exacerbate the current slowdown in the global economy and could negatively affect the payment capacity of some of our customers, especially those with more exposure to the Russian or Ukrainian markets.

While we do not have a physical presence in Russia and Ukraine and our direct exposure to Russian or Ukrainian markets and assets is not material, the impact of the war in Ukraine and the sanctions imposed on global markets and institutions, the impact on macroeconomic conditions generally, and other potential future geopolitical tensions and consequences arising from the war remain uncertain and may exacerbate our operational risk. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—The war in Ukraine could materially affect our financial position and increase our operational risk.”

Interest Rates

In 2021, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation, the depreciation of the real, and a perception of the recovery of certain economic activity following the easing of restrictions which had been imposed to suppress the circulation of COVID-19. The SELIC rate increased from 2.0% as of December 31, 2020 to 9.25% as of December 31, 2021 and 13.75% as of December 31, 2022 (the highest level since the end of 2016), a level at which it remains as of the date of this annual report.

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

The following table presents the low, high, average and period end SELIC rate since 2018, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2018	6.50	7.00	6.58	6.50
2019	4.50	7.00	6.58	6.50
2020	2.00	4.50	2.87	2.00
2021	2.00	9.25	4.57	9.25
2022	9.25	13.75	12.57	13.75
2023 (through February 27, 2023)	13.75	13.75	13.75	13.75

(1)	Highest month-end rate.
(2)	Average of month-end rates during the period.

 Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2022, a 100-basis point increase in the yield curve would have resulted in R$945 million decrease in the net interest income over a one-year period.

Credit Volume and Quality in Brazil

In 2020, outstanding credit increased 10.5% as a result of credit support programs put in place by the Brazilian government to mitigate the impact of the COVID-19 pandemic, which resulted in a ratio of nonperforming loans of 4.2% in 2020, while the household debt burden decreased to 22.4% of household income. In 2021, given the extension of some government support programs and the relaxation in certain mobility restrictions which enabled certain businesses to resume their activities, the volume of outstanding credit continued to expand and grew 5.7% in the period. Nevertheless, given the high unemployment rate and increasing inflation, household income did not improve substantially, which kept both the ratio of nonperforming loans to individuals and the household debt burden on an upward trend (in December 2021, the former climbed to 4.4% and the latter reached 26.5% of household income). In 2022, outstanding credit increased 7.7% compared to 2021, the ratio of nonperforming loans to individuals reached 5.9% and the household debt burden reached 28.2% of household income.

	As of December 31,
	2022	2021	2020
	(in billions of R$)
Total Credit Outstanding (1)	5,326	4,944	4,677
Earmarked credit	2,151	1,991	1,977
Non-earmarked based credit	3,175	2,953	2,700
of which:
Corporate	1,404	1,351	1,267
Individuals (retail)	1,771	1,602	1,433

(1)	Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2022, we recorded foreign exchange exposure of R$83.5 million, foreign exchange exposure of R$117.4 million in 2021 and foreign exchange exposure of negative R$124.4 million in 2020. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).” For further information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2022, 2021 and 2020—Results of Operations—Gains (losses) on Financial Assets and Liabilities (net) and Exchange Differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. During 2016, the real appreciated 17% against the U.S. dollar as a result of improved macroeconomic conditions in Brazil. On December 31, 2016, the exchange rate was R$3.26 per U.S.$1.00. In 2017 the real remained relatively stable against the U.S. dollar, with a small depreciation of 1.5% to R$3.31 per U.S.$1.00 as of December 31, 2017. The real depreciated further against the U.S. dollar throughout 2018, with a depreciation of 17%. On December 31, 2018, the exchange rate was R$3.87 per U.S.$1.00. In 2019, the real continued to depreciate against the U.S. dollar and as of December 31, 2019, it was at R$4.03 per U.S.$1.00. In 2020, the real continued to depreciate, and as of December 31, 2020 it was at R$5.20 per U.S.$1.00. In 2021, the real has continued to weaken against the U.S. dollar due to the COVID-19 pandemic. As of December 31, 2021, the exchange rate was R$5.58 per U.S.$1.00. In 2022, there was significant volatility in the R$/U.S.$ exchange rate, which fluctuated within a wide band that ranged from R$4.62 to R$5.70 per U.S.$1.00 as a result of ongoing economic and political certainty both globally and within Brazil. As of December 31, 2022 the exchange rate was R$5.22 per U.S.$1.00. In 2023, through the date of this annual report, the real appreciated against the U.S. dollar as a result of improvements in commodity prices and better than expected fiscal results derived from higher revenues. As of February 27, 2023, the exchange rate was R$5.20 per U.S.$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets, and prompted the adoption of recessionary policies by the Brazilian government. In 2022, as inflation increased to levels not seen since early 2003, as a result of which the Brazilian Central Bank increased the SELIC rate to 13.75% (the highest level since the end of 2016). Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency balance of payments, as well as dampen export driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Inflation

In recent years, inflation had been oscillating around the CMN’s target, which is set by the CMN, but recent inflationary pressures shocks have pushed Brazil’s inflation rate above the CMN’s target the last couple of years. From 2005 to 2018, the targeted level was 4.5%, with a tolerance interval of 2.0 percentage points that prevailed until 2016 – since then the tolerance band has been narrowed to 1.5 percentage point. In addition, the targeted set for 2019 by the CMN was lowered to 4.25% and additional 0.25 percentage point decreases were defined for the targets until 2024, when the goal will be 3.00%.

Between 2012 and 2014, inflation ranged from 5.8% to 6.4%, i.e., it was close to the top of the fluctuation range in the Brazilian Central Bank’s inflation targeting range. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%. In 2017, inflation fell substantially as a result of the consistent efforts of the Brazilian Central Bank to reduce the inflation rate, ending the year at 2.95%. As a result, the Brazilian Central Bank was required to send a letter to the CMN explaining the reasons for not meeting the target in which the Brazilian Central Bank explained that it expected that the monetary easing undertaken in 2018 would make the actual inflation rate converge toward the target. In 2018 the inflation increased to 3.75%, thus reinforcing the efficiency of the monetary policy in Brazil. In 2019, as a result of temporary price shocks affecting edible items, inflation ended the year slightly above the targeted level, at 4.31%. In 2020, inflation increased to 4.5%. In 2021, inflation continued to accelerate and reached 10.06% at the end of the year, as a result of several shocks that ranged from problems in global supply chains – which increased prices at the wholesale level – to climate setbacks – which hit energy and foodstuff prices –, as well as continued depreciation of the Brazilian real. Similarly to the beginning of 2018, the Brazilian Central Bank delivered a letter to the CMN explaining why it failed to meet the inflation target and what actions would be implemented to ensure that inflation would converge to target in coming years. In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. As a result, inflation peaked in 2021 at multiple-year highs of 12.1% in Brazil in April 2022 (as measured by the IPCA in year-over-year terms) and 9.1% in the U.S. in June 2022 (as measured by the Consumer Price Index), the highest levels since 2003 in Brazil and 1981 in the United States. Accumulated inflation for the year ended December 31, 2022, was 5.79% in Brazil and 6.5% in the United States. This resulted in tighter monetary policy by the Brazilian Central Bank, which increased the SELIC rate from a low of 2.0% as of the end of 2020 to 13.75% as of August 2022, a level at which it has remained as of the date of this annual report.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that, in 2022, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$945 million within a one-year period. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA, and the IGP-M. For example, considering the amounts in 2022, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$92 million and R$81 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the results of operations of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our results of operations by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2022	As of December 31, 2021	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	26.50%	25.00%	Loans	Cap rate: 12.0% p.a.
Microcredit loans(2)	2.00%	2.00%	Loans	Cap rate: 4.0% p.m.
Reserve requirements(3)	21.00%	21.00%	Cash	Zero
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	50.50%	52.00%

Savings Accounts
Mortgage loans	65.00%	65.00%	Loans	Cap rate (SFH): TR + 12.0% p.y.
Reserve requirements(2)	20.00%	20.00%	Cash	TR + 6.17% or TR + 70.00% of the target SELIC
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	15.00%	15.00%

Time deposits
Reserve requirements(3)	20.00%	20.00%	Cash	SELIC
In cash or other instruments	0.00%	0.00%	Cash or other instruments	n/a
In cash	0.00%	0.00%	Cash	n/a
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	80.00%	80.00%

(1)	Rural credits are credits granted to farmers in the amount of R$16.2 billion and R$13.6 billion as of December 31, 2022 and 2021, respectively.
(2)	Microcredit is a credit granted to very small businesses, with an open position of R$2.7 billion as of December 31, 2022 and R$1.9 billion December 31, 2021, respectively.
(3)	Deductions can be applied on reserve requirements. The Brazilian Central Bank details the possibility of any deduction on its website (rule numbers 189, 188 and 145).
(4)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulation—Taxation.”

Hedging in Foreign Investments

We operate two foreign branches, one in the Cayman Islands, and another one in Luxembourg. We previously operated an independent wholly owned subsidiary in Spain, named Santander Brasil Estabelecimiento Financiero de Credito, EFC, which we used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, Law No. 14,031, dated July 28, 2020, set that, from January 2021 until December 2021 50% of the foreign exchange variation of the portion of investments abroad that are subject to hedge must be computed in the determination of real profits and in the calculation of the taxable base of the CSLL of an investing legal entity domiciled in Brazil. From January 2022, the foreign exchange variation of investments abroad is fully computed in the basis of the IRPJ and the CSLL. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our audited consolidated financial statements included elsewhere in this annual report. Santander EFC was operational from 2012 until 2020, when we approved its liquidation. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Foreign Subsidiary.”

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2022, 2021 and 2020, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Therefore, amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

	As of December 31,
	2022	2021	2020
	(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	5.1%	4.8%	4.3%
Discount rate(3)	12.9%	12.3%	12.4%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(2)	The growth rate is calculated based on a real growth rate of 1% p.a. plus annual long-term inflation in 2022.
(3)	The discount rate is calculated based on the capital asset pricing model. The discount rate before tax is 20.10% in 2022, 18.77% in 2021 and 19.56% in 2020.
(*)	A quantitative goodwill impairment test is performed annually. At the end of each exercise, an analysis is carried out on the existence of appearances of disability. For the years 2022, 2021 and 2020 there was no evidence of impairment. In the goodwill impairment test, carried out considering the December 2022 scenario, and whose discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows, it was found that these continue to indicate the absence of impairment.

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

Other Factors Affecting the Comparability of Our Results of Operations

In addition, our results of operations have been influenced and will continue to be influenced by the other transactions and developments discussed under “Item 4. Information on the Company—A. History and Development of the Company—Important Events,” including the Spin-Off of Getnet.

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

We use derivative financial instruments for both trading and nontrading activities. The main types of derivatives used are interest rate swaps, options and future rate agreements; foreign exchange forwards, futures, options, and swaps; cross-currency swaps; equity index futures; and equity options and swaps. The fair value of exchange-traded derivatives is calculated based on published price quotations. The fair value of over-the-counter derivatives is calculated as the sum of expected future cash flows arising from the instrument, discounted to the (“present value” or “theoretical close”) at the date fair value is measured using techniques commonly applied by financial markets as follows:

•	The present value method is used for financial instruments permitting static hedging (principally, forwards and swaps), loans and advances. This method uses expected future cash flows that are discounted through interest rate curves of the applicable currencies. These interest rate curves are generally observable market data.
•	The Black-Scholes model is used to value financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.
•	The present value method and the Black-Scholes model are used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors. Main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.
•	Dynamic models similar to those used in measuring of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed income derivatives). In the case of nonlinear instruments, if the portfolio is exposed to credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit for credit derivatives are quoted credit risk spreads, and the correlation between quoted credit derivatives of various issuers.
•	The determination of fair value requires us to make certain estimates and assumptions. If quoted market prices are unavailable, fair value is then calculated using widely accepted pricing models that consider contractual terms and prices of the underlying financial instruments, yield curves, observable market data and other relevant factors. The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill was identified in 2022, 2021 and 2020. Given the level of uncertainty related to these assumptions, our officers carry out a sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

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

Upon the impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of property, plant and equipment in 2022, 2021 and 2020 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements included elsewhere in this annual report).

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

To improve comparability, the amounts of principal of energy trading transactions recorded in equity accounts were deducted from “Derivatives—Forward and Other Contracts” in amounts of R$2,623.1 million as of December 31, 2020. These deductions had a corresponding impact on our total assets and liabilities as of December 31, 2020 as on “Financial assets measured at fair value in profit or loss held for trading” and “Financial liabilities measured at fair value in Income Held for Trading” in the statement of cash flows for the year ended December 31, 2020. There was no change in the balance of stockholders’ equity or income. The financial information as of and for the year ended December 31, 2020 presented in this annual report already reflects the aforementioned adjustments. See note 8 to our audited consolidated financial statements included elsewhere in this annual report.

New Accounting Standards

The new IFRS standards effective after January 1, 2023, are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note 1 to our audited consolidated financial statements included elsewhere in this annual report.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2022 were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2022, 2021 and 2020

Executive Summary – Santander Brasil Results at a glance

Total Income amounted to R$66,475 million in 2022, an increase of 4.0%, or R$2,548 million in comparison with the year ended December 31, 2021, driven by an increase of gains on financial assets and liabilities (net) and exchange differences (net), offset by a decrease on net interest income due to the impact of interest rate increases on the cost of funding.

Consolidated Net Income totaled R$14,339 million, in the year ended December 31, 2022, a decrease of 7.8% compared to the year ended December 31, 2021, mainly due to: (i) an increase of 4.0% in total income as described above, (ii) the increase in impairment losses on financial assets of 45.1% in 2022 driven by the individual loans portfolio and a specific case of large customer in our wholesale segment that entered judicial recovery (recuperação judicial) proceedings, (iii) a 5.3% increase in administrative expenses in 2022 due to the increase in inflation in the period (with inflation reaching 5.8% in 2022), and (iv) reduction in tax rates from 37.1% to 26.7%. For further information, see note “c.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security “in our audited consolidated financial statements included elsewhere in this annual report

 Loan Portfolio to customers amounted to R$524 billion as of December 31, 2022, an increase of 6.3% compared to December 31, 2021, mainly due to the increases in the portfolio of loans to individuals, especially payroll mortgage, credit cards and personal credit.

Credit Quality remains at reasonable levels and supports our growth. Impaired assets to credit risk ratio was 6.9% for the year ended December 31, 2022, a 1.9 p.p. increase as compared to the previous year. Coverage ratio was 89.8% in the year ended December 31, 2022, a 20.6 p.p. decrease from 110.4% the year ended December 31, 2021. Our Basel Capital adequacy ratio was 13.9% in the year ended December 31, 2022, a decrease of 1.0 p.p. compared to the year ended December 31, 2021.

Deposits from the Brazilian Central Bank and deposits from credit institutions plus customer deposits increased by 2.7% reaching R$606 billion in 2022.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Net interest income	47,503	51,318	44,443	(7.4)	15.5
Income from equity instruments	38	90	34	(57.7)	166.8
Income from companies accounted for by the equity method	199	144	112	38.1	28.6
Net fee and commission income (expense)	14,876	15,274	16,228	(2.6)	(5.9)
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	4,699	(1,781)	(11,703)	(363.9)	(84.8)
Other operating income (expenses) (net)	(841)	(1,120)	(873)	(24.9)	28.3
Total income	66,475	63,926	48,242	4.0	32.5
Administrative expenses	(18,240)	(17,316)	(17,115)	5.3	1.2
Depreciation and amortization	(2,586)	(2,434)	(2,579)	6.2	(5.6)
Provisions (net)	(1,215)	(2,179)	(1,657)	(44.2)	31.6
Impairment losses on financial assets (net)	(24,829)	(17,113)	(17,450)	45.1	(1.9)
Impairment losses on other assets (net)	(161)	(166)	(85)	(2.6)	95.3
Other nonfinancial gains (losses)	131	33	308	304.4	(89.5)
Operating income before tax	19,575	24,750	9,664	(20.9)	156.1
Income tax	(5,235)	(9,191)	3,787	(43.0)	(342.7)
Consolidated net income for the year	14,339	15,559	13,451	(7.8)	15.7

Consolidated Net Income for the Year

Our consolidated net income for the year ended December 31, 2022, was R$14,339 million, a decrease of R$1,220 million, or 7.8%, as compared to our consolidated net income of R$15,559 million for the year ended December 31, 2021, primarily due to an increase in impairment losses on financial assets of R$7,716 million, or 45.1%, to R$24,829 million in the year ended December 31, 2022 from R$17,113 million in the year December 31, 2021 driven by the deterioration of the credit portfolio which was impacted by a specific case of a large customer in our wholesale segment that entered judicial recovery (recuperação judicial) proceedings, and a decrease in net interest income of R$3,815 million, or 7.4%, to R$47,503 million in the year ended December 31, 2022 from R$51,318 million in the year December 31, 2021 mainly due to an increase in prevailing interest rates in Brazil as a result of the Brazilian Central Bank’s increases in the SELIC rate to suppress inflation and a decrease in income and fees received from customers as a result of more selective credit and services policies and an increase in the cost of our liabilities as a result of higher interest rates.

Our consolidated net income for the year ended December 31, 2021, was R$15,559 million, an increase of R$2,109 million, or 15.7%, as compared to our consolidated net income of R$13,451 million for the year ended December 31, 2020, as a result of an increase in net interest income of R$6,876 million, or 15.5%, to R$51,318 million in the year ended December 31, 2021 from R$44,443 million in the year December 31, 2020 to driven by our credit portfolio.

Net Interest Income

Net interest income for the year ended December 31, 2022, was R$47,503 million, a 7.4% or R$3,815 million decrease from R$51,318 million for the year ended December 31, 2021. This decrease was mainly due to the increase in interest rates, which increased the pressure on our margins, as partially offset by an increase in gains/losses on financial assets and liabilities (net) and exchange differences (net).

Average total earning assets in 2022 were R$903.4 billion, a 7.13% or R$60.1 billion increase from R$843.3 billion in 2021. The principal drivers of this increase were an increase of R$42.4 billion, or 9.2%, in the average of loans and advance to customers and an R$11.2 billion decrease in average of debt instruments.

Net yield (net interest income divided by average earning assets) in 2022 was 5.3% and 6.1% in 2021. Net yield (net interest income divided by average earning assets) was 6.1% in 2021 compared to 6.0% in 2020.

Average total interest-bearing liabilities in 2022 were R$673.0 billion, a 3.9% or R$25.3 billion increase from R$647.8 billion in 2021. The main driver of this growth was an increase of R$18.6 billion in customers deposits as a result of a change in consumer preferences towards interest bearing assets.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 2.7% in 2022, mainly due to the increase in interest rates in Brazil in 2022, which put pressure on our margins.

Net interest income for the year ended December 31, 2021, was R$51,318 million, a 15.5% or R$6,876 million increase from R$44,443 million for the year ended December 31, 2020. This increase was mainly due to a 15.7% increase in our credit portfolio driven by our Commercial Banking unit.

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

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) was 4.8% in 2021, mainly due to the increase in the SELIC rate during the year ended December 31, 2021, from 2.0% as of December 31, 2020 to 9.25% as of December 31, 2021.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2022, totaled R$38 million, a R$52 million decrease from R$90 million for the year ended December 31, 2021, mainly due to higher dividends gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Credito Privado de Investimento no Exterior, in 2021 as compared to 2022.

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

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2022 was R$199 million, a R$55 million increase from R$144 million for the year ended December 31, 2021, mainly due to an increase of R$50.6 million in the results of operations of Mobills, which we acquired in 2021.

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

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2022, was R$14,876 million, a 2.6% or R$397 million decrease compared to R$15,273 million for the year ended December 31, 2021. This was primarily attributable to (i) a decrease in credit and debit cards issuances as a result of a more selective credit approval policy, (ii) the Spin-Off of Getnet (in the first quarter of 2021), (iii) a decrease in fees from current and account services (as a result of annual fee exemption campaigns and the increasing use of PIX by customers as an alternative to traditional banking services). This was partially offset by an increase in collection and payment services and asset management and pension funds.

Net fee and commission income for the year ended December 31, 2021, reached R$15,273 million, a 5.9% or R$955 million decrease compared to R$16,228 million for the year ended December 31, 2020, impacted mainly due to decrease of credit and debit cards, due to the higher card issuance costs as a result of the growth of the business and the impact of the Spin-Off of Getnet. This was partially offset by the growth of insurance, capitalization, asset management and pension funds.

Net fees and commissions from trade finance totaled R$1,825 million for the year ended December 31, 2022, an increase of 3.8% compared to the year ended December 31, 2021.

Net fees and commissions from trade finance totaled R$1,758 million for the year ended December 31, 2021, an increase of 1.0% compared to the year ended December 31, 2020.

Net fees and commissions from insurance and capitalization totaled R$4,357 million for the year ended December 31, 2022, an increase of 1.1% compared to the year ended December 31, 2021. This increase was mainly a result of an increase in our life insurance portfolio.

Net fees and commissions from insurance and capitalization totaled R$4,311 million for the year ended December 31, 2021, an increase of 12.5% compared to the year ended December 31, 2020. This increase was mainly a result of an increase in our credit life insurance portfolio.

Net fees and commissions from credit and debit cards totaled R$3,151 million for the year ended December 31, 2022, a decrease of 14.1% compared to the year ended December 31, 2021. This decrease was mainly a result of (i) a decrease in credit and debit cards issuances as a result of a more selective credit approval policy (ii) the Spin-Off of Getnet (in the first quarter of 2021).

Net fees and commissions from credit and debit cards totaled R$3,666 million for the year ended December 31, 2021, a decrease of 28.8% compared to the year ended December 31, 2020. This decrease was mainly a result of the Spin-Off of Getnet.

The following table reflects the breakdown of net fee and commission income for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Current account services	3,267	3,549	3,716	(8.0)	(4.5)
Collection and payment services	1,790	1,626	1,459	10.1	11.4
Insurance and capitalization	4,357	4,311	3,831	1.1	12.5
Asset Management and pension funds	1,600	1,418	1,114	12.8	27.3
Credit and debit cards	3,151	3,666	5,151	(14.1)	(28.8)
Capital markets	1,112	1,053	858	5.5	22.8
Trade finance	1,825	1,758	1,740	3.8	1.0
Tax on services	(687)	(712)	(678)	(3.6)	5.1
Others	(1,538)	(1,396)	(964)	10.2	44.8
Total	14,876	15,273	16,229	(2.6)	(5.9)

Gains/losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2022, amounted to R$4,699 million, an increase of R$6,480 million compared to losses of R$1,781 million for the year ended December 31, 2021. This variation is mainly due to (i) gains of R$3,985 million related to net gains or losses from hedge accounting and (ii) gains of R$426 million related to financial instruments not measured at fair value through profit or loss. For further information, see notes 36 and 37 to our audited consolidated financial statements – included elsewhere in this annual report.

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2021, amounted to losses of R$1,781 million, a gain of R$9,922 million over the losses of R$11,703 million for the year ended December 31, 2020. This variation is mainly due to greater exposure to operations in Cayman and Luxembourg and unfavorable exchange rate variation in 2020. In 2021, there was a combination of lower exchange rate variation and the end of overhedge operations due to the change in taxation. Excluding the results of hedging on investments abroad effect, gains/losses on financial assets and liabilities (net) and exchange differences (net) amounted to gains of R$731 million for the year ended December 31, 2021, a R$1,149 million, increase from gains of R$1,880 million compared to the year ended December 31, 2020, mainly due to the positive results in our derivative position.

The following table presents our gains/losses on financial assets and liabilities (net) and exchange differences (net) for the periods indicated.

	For the Year Ended December 31
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	4,699	(1,781)	(11,703)	n.m.	(84.8)
Effects of the hedge for investments held abroad	(129)	2,512	13,583	n.m.	(81.5)
Gains (losses) on financial assets and liabilities (net) and exchange differences (net) excluding effects of the hedge for investments held abroad(1)	4,570	731	1,880	524.8	(61.1)

(1)	Gains (losses) on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge for investments held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Other Operating Income/Expenses

Other operating expenses for the year ended December 31, 2022 amounted to R$841 million, a decrease of R$279 million compared to expenses of R$1,120 million for the year ended December 31, 2021, mainly due to lower expenses with the Benefit Guarantor Fund — FGB (Fundo Garantidor de Benefícios) pension plan and greater expenses with FGC pension plans given the increase in the balance of deposits from R$436 million to R$478 million, which was primarily due to the increase in consumption of products covered by the FGC. For the year ended December 31, 2021, other operating income/expenses were expenses of R$1,120 million, compared to expenses of R$873 million for the year ended December 31, 2020.

Administrative Expenses

Administrative expenses for the year ended December 31, 2022, were R$18,240 million, a R$924 million increase compared to expenses of R$17,316 million for the year ended December 31, 2021, mainly due to the increase in expenses with wages and salaries, technology/systems and technical services, resulting from the increase in inflation in the period.

For the year ended December 31, 2021, our administrative expenses of R$17,316 million reflected a R$202 million increases compared to expenses of R$17,115 million for the year ended December 31, 2020, mainly due personal expenses and technology/systems expenses, due to the growth of the business.

Personnel expenses increased R$871 million for the year ended December 31, 2022, mainly due to higher employee wages and salaries deriving from our collective bargaining with employees in 2021, which impacted the first eight months of 2022, and our 2022 collective bargaining agreement, which impacted the final four months of the year.

In the year ended December 31, 2021, our personnel expenses increased R$154 million, primarily resulting from higher employee wages and salaries, deriving from the collective bargaining agreement applied to the Company’s salary base from September 2021.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Wages and salaries	6,311	5,905	5,730	6.9	3.1
Social security costs	1,431	1,153	1,222	24.1	(5.6)
Benefits	1,603	1,435	1,390	11.7	3.2
Training	60	55	49	9.4	12.0
Other personnel expenses	492	478	480	2.9	(0.4)
Total	9,896	9,026	8,871	9.6	1.7

Other administrative expenses increased R$52 million to R$8,343 million for the year ended December 31, 2022, from R$8,291 million for the year ended December 31, 2021, mainly as a result of greater expenses with property, fixtures and supplies and technology and systems, resulting from the inflationary pressures, which was partially offset by the decrease in expenses for advertising.

Other administrative expenses increased R$47 million to R$8,291 million for the year ended December 31, 2021, from R$8,243 million for the year ended December 31, 2020, mainly as a result of greater expenses with property, fixtures and supplies and technology and systems, resulting from the expansion of our business, which was partially offset by the decrease in expenses for communications.

The following table sets forth our other administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Specialized and technical services	2,229	2,184	2,171	2.1	0.6
Property, fixtures and supplies	896	889	744	0.8	19.5
Technology and systems	2,577	2,474	2,355	4.1	5.1
Advertising	541	621	654	(12.9)	(5.0)
Communications	422	353	649	19.5	(45.6)
Per diems and travel expenses	73	72	69	1.6	2.6
Taxes other than income tax	149	202	280	(26.4)	(27.7)
Surveillance and cash courier services	549	598	595	(8.2)	0.5
Insurance premiums	22	22	17	(1.7)	31.6
Other administrative expenses	887	874	710	1.3	23.3
Total	8,343	8,291	8,243	0.7	0.6

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 27.4% in the year ended December 31, 2022, as compared to 27.1% for the year ended December 31, 2021. This increase of 0.35 p.p. in the ratio is primarily due to an increase in administrative expenses, resulting from the increase in inflation in the period, and the effect of a more selecting credit approval policy, which put pressure on our revenue.

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

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2022, was R$2,586 million, a 6.2% or R$152 million increase from R$2,434 million for the year ended December 31, 2021, primarily due to greater expenses with the amortization of hardware and software items, resulting from investments made in this period.

For the year ended December 31, 2021, depreciation and amortization was R$2,434 million, a 5.6%, or R$145 million, decrease from R$2,579 million for the year ended December 31, 2020, primarily due to the decrease in expenses with the amortization of hardware and software, which was primarily due to the volume of assets not deployed or under development and the effect of write-offs.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$1,215 million for the year ended December 31, 2022, a 44.2%, or R$964 million, decrease compared to R$2,179 million for the year ended December 31, 2021. This was primarily due to a decrease in civil and labor proceedings due to a revision of our operational model and the creation of provisions related to legal proceedings brought by the Association of Retired Banespa Employees (Associação dos Funcionários Aposentados do Banco do Estado de São Paulo), or AFABESP, in which the classification of the risk of loss was maintained as probable in December 2022.

In the year ended December 31, 2021, provisions (net) totaled R$2,179 million for the year ended December 31, 2021, a 31.6%, or R$522 million increase, compared to R$1,657 million for the year ended December 31, 2020, driven by the fact that the amounts provisioned are indexed to the SELIC rate (for tax proceedings), the National Consumer Price Index (Índice Nacional de Preços ao Consumidor) (for civil proceedings) and the Broad National Consumer Price Index — Special (Índice Nacional de Preços ao Consumidor Amplo — Especial) and SELIC rate for labor proceedings, each of which increased significantly in the year ended December 31, 2021.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2022 were R$24,829 million, an R$7,716 million increase compared to R$17,113 million for the year ended. December 31, 2021, driven by the deterioration of macroeconomic conditions in Brazil and a specific case of a large customer in our wholesale segment that entered judicial recovery (recuperação judicial) proceedings.

Impairment losses on financial assets (net) for the year ended December 31, 2021 were R$17,113 million, an R$337 million decrease compared to R$17,450 million for the year ended December 31, 2020, primarily due to the resumption of economic activity in Brazil following the easing of the COVID-19 pandemic in the second half of 2021 and the use of the overlay provision constituted in the year ended December 31, 2020, in response to the potential effects of the COVID-19 pandemic.

Our credit risk exposure portfolio increased by R$27.5 billion to R$568.3 billion as of December 31, 2022 compared to R$540.8 billion as of December 31, 2021. Furthermore, our impaired assets increased R$12.3 billion from R$26.9 billion as of December 31, 2021 to R$39.2 billion for the year ended December 31, 2022.

Our credit risk exposure portfolio increased by R$74.8 billion to R$540.9 billion as of December 31, 2021 compared to R$466.1 billion as of December 31, 2020, Furthermore, our impaired assets increased R$3.7 billion from R$23.2 billion as of December 31, 2020 to R$26.9 billion for the year ended December 31, 2021.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2022 and December 31, 2021 and 2020.

	As of December 31,
	2022	2021	2020
	(in millions of R$, except percentages)
Loans and advances to customers, gross	524,655	493,355	417,822
Impaired assets	39,224	26,923	23,176
Provisions for impairment losses	35,212	29,723	25,640
Credit risk exposure Non-GAAP – customers (1)	568,338	540,873	466,104
Ratios
Impaired assets to credit risk exposure	6.9%	5.0%	5.0%
Coverage ratio (2)	89.8%	110.4%	110.6%
Impairment losses	(24,829)	(17,113)	(17,450)
Losses on other financial instruments not measured at fair value (3)	—	—	—
Impairment losses on financial assets (net) (4)	(24,829)	(17,113)	(17,450)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$568,338 million as of December 31, 2022 and guarantees and documentary credits amounting to R$43,682 million as of December 31, 2022. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”
(2)	Provisions for impairment losses as a percentage of impaired assets.
(3)	Corresponds to registration of losses of a permanent character in the realization value of bonds and securities classified as “Securities available for sale” currently accounted for “Earnings on financials assets (net).”
(4)	As of December 31, 2022, 2021 and 2020, our total of impairment losses on financial instruments included R$1,173 million, R$1,191 million and R$1,577 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2020 through 2022:

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2022, 2021 and 2020.

	For the Year Ended December 31,
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Commercial and industrial	14,156	11,440	10,558	23.7	8.3
Real estate	1,058	470	456	124.9	3.1
Installment loans to individuals	23,999	14,996	12,144	60.0	23.5
Lease financing	10	17	17	(41.2)	(0.6)
Total	39,224	26,923	23,176	45.7	16.2

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Methodology for Impairment Losses.” See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—Ongoing or future investigations relating to corruption, diversion of public funds, money laundering fraud and other matters that are being conducted by the Brazilian federal police as well as other Brazilian and non-Brazilian regulators and law enforcement officials may adversely affect the growth of the Brazilian economy and could have a material adverse effect on us” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—The financial problems faced by our customers could adversely affect us.”

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$14,156 million as of December 31, 2022, an increase of R$2,716 million, or 23.7%, compared to R$11,440 million as of December 31, 2021. This increase was due to a specific case of a large customer in our wholesale segment that entered judicial recovery (recuperação judicial) proceedings. Impaired assets in the commercial and industrial loans amounted to R$11,440 million as of December 31, 2021, an increase of R$881 million or 8.3% compared to R$10,558 million as of December 31, 2020. The increase in impaired assets in this portfolio was the result of growth of the credit portfolio and the adverse macroeconomic situation caused by the COVID-19 pandemic.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Methodology for Impairment Losses.”

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,058 million on December 31, 2022, an increase of R$588 million, or 125% compared to R$470 million as of December 31, 2021. The increase in impaired assets in this portfolio was primarily due to the impact on our customers of the deteriorating macroeconomic conditions in Brazil.

Impaired assets in the real estate lending portfolio totaled R$470 million on December 31, 2021, an increase of R$14 million, or 3.1%, compared to R$456 million as of December 31, 2020. The increase in impaired assets in this portfolio was the result of the recurrent growth of the credit portfolio. The increase in impaired assets in this portfolio was due to the effect of deteriorating macroeconomic conditions on our customers. For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Methodology for Impairment Losses.”

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$23,999 million as of December 31, 2022, with an increase of R$9,003 million, or 60.0% compared to R$14,996 million as of December 31, 2021. The increase in impaired assets in this portfolio was due to the impact on our customers of the deterioration of macroeconomic conditions in Brazil.

Impaired assets in the installment loans to individuals lending portfolio totaled R$14,996 million as of December 31, 2021, with an increase of R$2,852 million, or 23.5%, compared to 2020. The increase is mainly due to the growth of the credit portfolio and the deterioration of the macroeconomic situation in Brazil.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$10 million on December 31, 2022, a decrease of R$7 million compared to R$17 million as of December 31, 2021 mainly due to a decrease in nonperforming loans.

Impaired assets in the lease financing lending portfolio totaled R$17 million on December 31, 2021, remaining similar to December 31, 2020 mainly due to a stable amount of non-performing loans.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2022, amounted to losses of R$161 million, a decrease of R$4 million as compared to R$166 million for the year ended December 31, 2021, mainly due to impairment losses on intangible assets.

Impairment losses on other assets (net) for the year ended December 31, 2021, amounted to losses of R$166 million, an increase of R$81 million as compared to R$85 million for the year ended December 31, 2020, mainly due to more intangible asset impairment losses, which was primarily due to the obsolescence of some of our information technology equipment.

Other Nonfinancial Gains / Losses

Other nonfinancial gains amounted to R$131 million during the year ended December 31, 2022, an increase of R$99 million compared to gains of R$33 million during the year ended December 31, 2021, mainly due to nonrecurring gains from real estate gains in the year ended December 31, 2022.

During the year ended December 31, 2021, other nonfinancial gains amounted to R$33 million, a decrease of R$275 million compared to R$308 million during the year ended December 31, 2020, mainly due to positive extraordinary effects in 2020, in particular a R$169 million gain on the sale of Superdigital in the first quarter of 2020.

Operating Income Before Tax

Operating income before tax for the year ended December 31, 2022, was R$19,575 million, a decrease of R$5,175 million, or 20.9%, as compared to R$24,750 million for the year ended December 31, 2021. In the year ended December 31, 2020 our operating income before tax was R$9,664 million.

Excluding the effects of the hedge for investments held abroad operating income before tax amounted to R$19,446 million for the year ended December 31, 2022, a 28.7% decrease from R$27,262 million for the year ended December 31, 2021. In the year ended December 31, 2020, operating income before tax was R$23,247 million. Operating income before tax excluding the effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The table below presents our operating income before tax and our operating income before tax excluding the effects of the hedge for investment held abroad for the periods presented.

	For the Year Ended December 31,
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Operating income before tax	19,575	24,750	9,664	(20.9)	156.1
Effects of the hedge for investments held abroad	(129)	2,512	13,583	(105.1)	(81.5)
Adjusted operating income before tax (1)	19,446	27,262	23,247	(28.7)	17.3

(1)	Adjusted operating income before tax is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Income Taxes

Income taxes expenses include income tax, social contribution, PIS and COFINS (which are social contributions due on certain income net of certain expenses). Total income taxes amounted to R$5,235 million in the year ended December 31, 2022, a decrease of 43%, or R$3,956 million, in relation to the income tax income balance of R$9,191 million in the year ended December 31, 2021. This expense decrease was mainly attributed to the following: (i) foreign exchange rate losses of R$129  million as a result of the effects of exchange rate variations on investment abroad in our subsidiary and for hedging instruments, affecting “our gains (losses) on financial assets and liabilities (net),”: and (ii) a 20.9 % or R$5,176 million decrease in operating income before tax arising from the entities' results of operations to R$19,575 million in the year ended December 31, 2022, from R$24,750 million in the year ended December 31, 2021, which was primarily due a decrease in net interest income of R$3,815 million, or 7.4%, to R$47,503 million in the year ended December 31, 2022 from R$51,318 million in the year December 31, 2021 driven by our credit portfolio.

In the period from August 1, 2022, to December 31, 2022, as a result of Law No. 14,446/2022, there was an increase in the rate of CSLL for banks and other financial institutions, with no effects on our audited consolidated financial statements, due to the strategies we adopted to cover this increase. For more information, see note 23 to our audited consolidated financial statements included in this annual report.

Total income taxes were R$9,191 million in the year ended December 31, 2021, an increase of 342.7%, or R$12,978 million, in relation to the income tax income balance of R$3,787 million in the year ended December 31, 2020. This expense increase was mainly attributed to the following events: (i) foreign exchange rate losses of R$2,512 million as a result of the effects of exchange rate variations on investment abroad in our subsidiary and for hedging instruments, affecting our gains (losses) on financial assets and liabilities (net); (ii) a 156.1% or R$15,086 million, increase in Operating income before tax arising from the entities' results of operations to R$24,750 million in the year ended December 31, 2021, from R$9,664 million in the year ended December 31, 2020, which was primarily due an increase in net interest income of R$6,875 million, or 15.5%, to R$51,318 million in the year ended December 31, 2021 from R$44,443 million in the year December 31, 2020 driven by our credit portfolio, and (iii) a R$1,237 million, increase in the rate of CSLL for banks and other financial institutions for the period from July 1, 2021, to December 31, 2021, as a result of Law No. 14,183/2021. For more information, see note 24 to our audited consolidated financial statements included in this annual report.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investments held abroad for the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Income taxes	(5,235)	(9,191)	3,787	(43.0)	(342.7)
Effects of the hedge for investments held abroad	129	(2,512)	(13,583)	(105.1)	(81.5)
Income taxes excluding effects of the hedge for investments held abroad (*)	(5,106)	(11,703)	(9,796)	(56.4)	19.5

(*)	Income taxes excluding effects of the hedge for investments held abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Results of Operations by Segment for the Years Ended December 31, 2022, 2021 and 2020

The following tables show our results of operations for the years ended December 31, 2022, 2021 and 2020, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Net interest income	45,618	46,236	41,457	(1.3)	11.5
Income from equity instruments	11	10	4	10.0	182.4
Income from companies accounted for by the equity method	148	105	84	40.1	25.4
Net fee and commission income	12,539	13,285	14,405	(5.6)	(7.8)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(360)	(1,433)	(13,515)	(74.9)	(89.4)
Other operating income (expenses)	(718)	(974)	(767)	(26.3)	27.0
Total income	57,237	57,229	41,668	—	37.3
Personnel expenses	(8,986)	(8,221)	(8,140)	9.3	1.0
Other administrative expenses	(7,571)	(7,697)	(7,635)	(1.6)	0.8
Administrative expenses	(16,557)	(15,918)	(15,775)	4.0	0.9
Depreciation and amortization	(2,480)	(2,343)	(2,489)	5.8	(5.9)
Provisions (net)	(1,208)	(2,177)	(1,639)	(44.5)	32.8
Impairment losses on financial assets (net)	(23,683)	(17,170)	(17,380)	37.9	(1.2)
Impairment losses on other assets (net)	(160)	(164)	(28)	(2.1)	485.7
Other nonfinancial gain (losses)	131	33	308	304.4	(89.5)
Operating income before tax	13,281	19,491	4,666	(31.9)	317.7

	For the Year Ended December 31,
	2022	2021	2020	%Change 2022/2021	%Change 2021/2020
	(in millions of R$, except percentages)
Operating Income Before Tax	13,281	19,491	4,666	(31.9)	317.7
Effects of the hedge for investment held abroad	(129)	2,512	13,583	(105.1)	(81.5)
Adjusted Operating Income Before tax (1)	13,151	22,003	18,249	(40.2)	20.6
(1)	Adjusted operating income before tax is a non-GAAP measure. For further information, see "Item 3.Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures."

2022 and 2021

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2022, was R$13.3 billion, a R$6.2 billion decrease from R$19.5 billion for the year ended December 31, 2021.

•       This variation was mainly due to:

•	an increase of R$6.5 billion in impairment losses on financial assets (net), representing a 37.9% increase compared to the year ended December 31, 2021, mainly due to (i) an increase in the credit portfolio driven by the individual customers portfolio, despite a more selective credit approval policy, and (ii) the deterioration of the credit portfolio driven in particular by the increase in the cost of credit as a result of higher interest rates in 2022 than in 2021.
•	a decrease of R$746 million in net fee and commission income due to (i) a more selective credit approval policy, and (ii) decreased fees from current and account services (as a result of annual fee exemption campaigns and as a result of the increasing use of PIX by customers as an alternative to traditional banking services).

Excluding the effects of the hedge for investments held abroad on our revenues, our operating income before taxes would have been R$13.2 billion, 40.2% lower than in the fiscal year ended December 31, 2021. Operating income excluding the effects of the hedge for investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

2021 and 2020

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2021, was R$19.5 billion, a R$14.8 billion increase from R$4.7 billion for the year ended December 31, 2020.

This variation was mainly due to:

•	an increase of R$4.8 billion in net interest income, representing a 11.5% change compared to the year ended December 31, 2020, mainly due to an increase in the credit portfolio resulting from a resumption in economic activity in the year ended December 31, 2021 compared to the year ended December 31, 2020, as a result of relative easing of restrictions relating to the COVID-19 pandemic.
•	losses on financial assets and liabilities and exchange differences of R$1.4 billion in the year ended December 31, 2021, compared to losses of R$13.5 billion in the year ended December 31, 2020 (a decrease of 89.4%, or R$12.0 billion) was due to the positive gains from increased market operations in derivatives and especially gains in the IPCA-indexed bonds portfolio. We believe that the variation between the years ended December 31, 2021 and 2020 is non-recurring.

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

Global Wholesale Banking

	For the Year Ended December 31,
	2022	2021	2020	% Change 2022/2021	% Change 2021/2020
	(in millions of R$, except percentages)
Net interest income	1,885	5,082	2,985	(62.9)	70.2
Income from equity instruments	27	80	30	(66.4)	164.9
Income from companies accounted for by the equity method	52	39	28	33.3	37.5
Net fee and commission income	2,337	1,988	1,823	17.5	9.1
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	5,060	(347)	1,812	n.m.	(119.1)
Other operating income (expenses)	(123)	(145)	(105)	(15.5)	37.5
Total income	9,238	6,697	6,574	37.9	1.9
Administrative expenses	(1,683)	(1,399)	(1,340)	20.3	4.3
Personnel expenses	(911)	(805)	(732)	13.2	10.0
Other administrative expenses	(772)	(593)	(609)	30.1	(2.5)
Depreciation and amortization	(106)	(91)	(91)	16.5	0.7
Provisions (net)	(8)	(3)	(18)	166.7	(85.1)
Impairment losses on financial assets (net)	(1,146)	57	(71)	n.m.	(180.6)
Impairment losses on other assets (net)	(1)	(2)	(57)	(50.0)	(96.7)
Operating income before tax	6,294	5,260	4,998	19.7	5.2
n.m. = not meaningful

2022 and 2021

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2022, was R$6.3 billion, a 19.7% or R$1,035 million increase from R$5.3 billion for the year ended December 31, 2021, which was primarily due to an increase in (i) net fee income mainly due to capital markets and trade finance and (ii) gain on financial assets and liabilities and exchange difference driven by gains in financial assets measure at fair value through profit or loss held for trading. This results partially offset the increased in impairment losses on financial assets mainly driven by a specific case of a large customer in our wholesale segment that entered judicial recovery (recuperação judicial) proceedings.

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

Most of our liquidity is raised in the local market and we maintain a portfolio of high-quality public bonds for liquidity management. Legal reserve requirements consume a significant amount of funding in Brazil, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

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

For further information, see notes 16, 17, 18, 19 and 20 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2022	2021	2020
	(in millions of R$)
Customer deposits	489,953	468,961	445,814
Current accounts	26,607	41,742	35,550
Savings accounts	60,171	65,249	62,210
Time deposits	339,943	280,955	269,929
Repurchase agreements	63,232	81,014	78,124
Backed operations with Private Securities(1)	17,309	20,103	14,944
Backed operations with Public Securities	45,923	60,911	63,180
Deposits from the Brazilian Central Bank and credit institutions	116,079	121,006	131,657
Demand deposits	3,521	126	296
Time deposits(2)	87,824	75,755	76,489
Repurchase agreements	24,734	45,125	54,872
Backed operations with Private Securities(1)	70	13,478	13,844

Backed operations with Public Securities	24,664	31,647	41,028
Total deposits	606,033	589,967	577,470
Marketable debt securities	107,121	79,037	56,876
Agribusiness Credit Notes	24,045	16,989	14,747
Treasury Bills	33,713	25,074	12,750
Real Estate Credit Notes	34,854	24,021	19,979
Bonds and other securities	14,508	12,952	9,399
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	19,538	19,641	13,120
Total Funding	732,691	688,645	647,466

(1)	Refers primarily to repurchase agreements backed by debentures.
(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.

Deposits

Customer Deposits

Our balance of customer deposits was R$489.9 billion on December 31, 2022, R$468.9 billion on December 31, 2021 and R$445.8 billion on December 31, 2020, representing 66.9%, 68.1% and 68.9% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$26.6 billion on December 31, 2022, R$41.7 billion on December 31, 2021 and R$35.6 billion on December 31, 2020, representing 4.4%, 7.1% and 6.2% of total deposits, respectively.

Savings Accounts

Our balance of savings accounts was R$60.2 billion on December 31, 2022, R$65.2 billion on December 31, 2021 and R$62.2 billion on December 31, 2020, representing 9.9%, 11.1% and 10.8% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$339.9 billion on December 31, 2022, R$281.0 billion on December 31, 2021 and R$269.9 billion on December 31, 2020, representing 56.1%, 47.6% and 46.7% of total deposits, respectively.

Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements decreased to R$63.2 billion on December 31, 2022 from R$81.0 billion on December 31, 2021 and R$78.1 billion on December 31, 2020, representing 10.4%, 13.7% and 13.5% of total deposits, respectively.

Deposits from the Brazilian Central Bank and Credit Institutions

Our balance of deposits from the Brazilian Central Bank and credit institutions was R$116.1 billion on December 31, 2022, R$121.0 billion on December 31, 2021 and R$131.7 billion on December 31, 2020, representing 19.2%, 20.5% and 22.8% of total deposits, respectively.

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

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$107.1 billion on December 31, 2022, R$79.0 billion on December 31, 2021 and R$56.9 billion on December 31, 2020, representing 14.6%, 11.5% and 8.8% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$24.0 billion on December 31, 2022, R$17.0 billion on December 31, 2021 and R$14.7 billion on December 31, 2020.

Treasury bills (Letras Financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the regulatory capital, Pursuant to CMN Resolution No. 5,007, of March 24, 2022, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$50,000 for senior transactions. Our balance of treasury bills totaled R$33.7 billion on December 31, 2022, a 34.5% increase from December 31, 2021.

Real estate credit notes (Letras de Crédito Imobiliário) increased 45.1%, from R$24.0 billion on December 31, 2021 to R$34.9 billion on December 31, 2022.

We undertake issuances of securities, including under our Global Medium Term Notes Program. Our balance of bonds and other securities was R$14.5 billion on December 31, 2022 and R$13.0 billion on December 31, 2021. This change was principally due to the fact that in 2022 we issued a greater aggregate amount of securities than those which matured in that year.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands branch, of debt instruments to form part of our Tier 1 and Tier 2 regulatory capital in the aggregate amount of U.S.$2.5 billion, pursuant to an offering made to non-U.S. Persons under Regulation S of the U.S. Securities Act of 1993, as amended, or the “Notes Offering.” Our Notes Offering was structured as follows: (i) U.S.$1.25 billion indexed 7.25% per year with no maturity (perpetual) and interest paid semiannually; and (ii) U.S.$1.25 billion indexed 6.125% per year maturing in November 2028 and interest paid semiannually. These issuances were made through our Cayman Islands branch and as a result they do not generate liability for income tax at source. In addition, our board of directors also approved the redemption of debt instruments issued to form part of our Tier 1 and Tier 2 regulatory capital, as set out in the board’s resolution of January 14, 2014. The proceeds from the Notes Offering were used to fund this redemption. On December 18, 2018, the Brazilian Central Bank authorized the transactions contemplated in the Notes Offering and the redemption, which were completed on January 29, 2019.

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

As of December 31, 2022, the balance for both Tier 1 and Tier 2 debt instruments was R$19.5 billion compared to R$19.6 billion as of December 31, 2021. This decrease of 0.5% was due to the non-replacement of certain debt instruments reaching maturity. The amount remained virtually stable when compared to 2021 as no notes were issued or matured in 2022.

Capital Management

Our capital management is based on conservative principles and continuous monitoring of the items that affect our solvency level. We are required to comply with Brazilian capital adequacy regulations under Brazilian Central Bank rules. In October 2013, the new regulations implementing the capital and the regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into effect in Brazil. For additional information regarding minimum regulatory level and other Basel III requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision— Capital Adequacy and Leverage—Basel—Basel III” and note 30, Operational Ratios, to our audited consolidated financial statements included elsewhere in this annual report.

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

Contractual Obligations

Our contractual obligations as of December 31, 2022 are summarized as follows:

	As of December 31, 2022
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Customer deposits	489,953	361,815	85,233	42,787	119
Marketable debt securities	107,121	47,107	44,723	10,150	5,140
Debt Instruments Eligible to Compose Capital(1)	19,538	7,662	1,359	1,527	8,990
Deposits from the Brazilian Central Bank and credit institutions(2)	116,079	96,385	14,469	2,902	2,323
Total	732,691	512,969	145,784	57,366	16,572

(1)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5. Operating And Financial Review And Prospects—A. Operating Results.”
(2)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2021 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts payable on derivative contracts as they are dependent on changes in financial markets. The net fair value position of our derivative contracts as of December 31, 2022 reflected assets of R$3,276 million, compared to liabilities of R$3,479 million as of December 31, 2021.

In addition, we lease several properties under standard lease contracts, which can be cancelled or renewed at our option and include escalation clauses. The total future minimum payments of non-cancelable operating leases as of December 31, 2022 was R$1,554 million. From this total, R$285 million matures in up to one year, R$1,045 million matures from one year to up to five years and R$225 million matures after five years. Additionally, we have contracts with indeterminate maturities totaling R$0.7 million for the year ended December 31, 2022.

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

5D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	economic and political crisis in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the Brazilian administration that took office on January 1, 2023, may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses increase;

•	a global economic downturn as a result of pandemics, epidemics or outbreaks of infectious diseases, or instability or conflicts (including the ongoing war between Russia and Ukraine), can have an adverse effect on the global market and economy, including Brazil. It may decrease the interest of investors in Brazilian assets, in addition to making it difficult for us to access the capital markets and finance our operations, including on acceptable terms;
•	uncertainties regarding the political scenario for 2023, increased volatility in economic indicators and deceleration in growth rates may negatively affect our strategic plan, with impacts on our profitability, asset quality, portfolio expansion and financing conditions.
•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
•	continued market volatility and instability that could affect our revenues;
•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others, which could affect our margins and/or growth in lending activities;
•	regulatory capital changes toward more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;
•	decreased liquidity in domestic capital markets;
•	changes in taxes or other fiscal assessments that could decrease our profitability;
•	exchange rate volatility and exchange rate controls that could have an adverse impact on international investors;
•	our ability to protect ourselves against cybersecurity risks;
•	the effects of the ongoing war between Russia and the Ukraine or COVID-19 on the general economic and business conditions in Brazil, Latin America and globally; and
•	our dependence on the proper functioning of information technology systems.

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

5E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Critical Accounting Policies” and note 2 to our audited consolidated financial statements for the fiscal years ended December 31, 2022, 2021 and 2020, included elsewhere in this annual report.

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

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Deborah Stern Vieitas (1)	Independent Vice Chairwoman (Acting Chairwoman)	August 21, 1957
Mario Roberto Opice Leão	Member	July 21, 1975
José Antonio Álvarez Álvarez	Member	January 6, 1960
José de Paiva Ferreira	Member	March 1, 1959
José García Cantera	Member	May 26, 1966
Angel Santodomingo Martell	Member	November 16, 1965
Pedro Augusto de Melo	Independent Member	November 4, 1961
Deborah Patricia Wright	Independent Member	September 4, 1957
Marília Artimonte Rocca	Independent Member	January 31, 1973

(1)	On January 20, 2023, Ms. Deborah Stern Vieitas, an independent member of our Board of Directors, was designated vice chairwoman by Mr. Sérgio Agapito Lires Rial, the then chairman of the board of directors. Effective on the same day, Mr. Sérgio Agapito Lires Rial resigned from his roles as chairman of our Board of Directors, coordinator of the Nomination and Governance Committee, member of our Remuneration Committee and member of our Risk and Compliance Committee, and Ms. Vieitas took over the position of acting chairwoman until the next general shareholders’ meeting, which is scheduled to be held on April 28, 2023.

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Mario Roberto Opice Leão	Chief Executive Officer	July 21, 1975
Angel Santodomingo Martell	Vice President Executive Officer and Investor Relations Officer	November 16, 1965
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Antonio Pardo de Santayana Montes	Vice President Executive Officer	November 5, 1971
Andrea Marques de Almeida	Vice President Executive Officer	January 13, 1971
Carlos José da Costa André	Vice President Executive Officer	August 09, 1963
Ede Ilson Viani	Vice President Executive Officer	September 5, 1967

Elita Vechin Pastorelo Ariaz	Vice President Executive Officer	March 28, 1970
Gilberto Duarte de Abreu Filho	Vice President Executive Officer	August 7, 1973
Jean Pierre Dupui	Vice President Executive Officer	September 23, 1968
Maria Teresa Mauricio da Rocha Pereira Leite	Vice President Executive Officer	June 21, 1967
Renato Ejnisman	Vice President Executive Officer	February 12, 1970
Vanessa de Souza Lobato Barbosa	Vice President Executive Officer	December 24, 1968
Adriana Marques Lourenço de Almeida	Officer	October 4, 1972
Alexandre Guimarães Soares	Officer	August 27, 1969
Ana Paula Neves Granieri Domenici (*)	Officer	October 6, 1971
Ana Paula Vitali Janes Vescovi	Officer	April 8, 1969
André de Carvalho Novaes	Officer	April 14, 1969
André Juaçaba de Almeida	Officer	September 27, 1974
Carlos Aguiar Neto	Officer	March 5, 1971
Celso Mateus de Queiroz	Officer	September 19, 1974
Claudenice Lopes Duarte	Officer	July 25, 1972
Daniel Mendonça Pareto (*)	Officer	July 4, 1978
Flávia Davoli (*)	Officer	September 12, 1975
Francisco Soares da Silva Junior	Officer	January 23, 1970
Franco Luigi Fasoli	Officer	September 18, 1975
Geraldo José Rodrigues Alckmin Neto	Officer	September 8, 1981
Germanuela de Almeida de Abreu	Officer	December 6, 1975
Gustavo Alejo Viviani	Officer	August 26, 1975
Gustavo de Souza Fosse	Officer	May 14, 1972
Igor Mario Puga	Officer	November 10, 1981
Jean Paulo Kambourakis	Officer	May 9, 1980
Luciana de Aguiar Barros	Officer	January 3, 1980
Luis Guilherme Mattos de Oliem Bittencourt	Officer	December 4, 1973
Luiz Masagão Ribeiro Filho	Officer	September 1, 1976
Marilize Ferrazza Santinoni	Officer	November 20, 1965
Murilo Setti Riedel	Officer	May 17, 1963
Paulo Fernando Alves Lima (*)	Officer	April 5, 1976
Paulo César Ferreira de Lima Alves	Officer	October 18, 1968
Paulo Sérgio Duailibi	Officer	September 28, 1966
Ramón Sanchez Díez	Officer	October 29, 1968
Ramon Sanchez Santiago	Officer	May 25, 1969
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Ricardo Olivare de Magalhães	Officer	January 26, 1979
Richard Flavio Da Silva (*)	Officer	June 3, 1976
Roberto Alexandre Borges Fischetti	Officer	August 28, 1975
Robson de Souza Rezende	Officer	January 24, 1967
Rogério Magno Panca	Officer	December 30, 1970
Sandro Kohler Marcondes	Officer	April 16, 1964
Sandro Mazerino Sobral	Officer	February 24, 1975
Sandro Rogério da Silva Gamba	Officer	August 31, 1975
Thomaz Antonio Licarião Rocha	Officer	March 2, 1977
Tiago Celso Abate	Officer	June 12, 1980
Vítor Ohtsuki	Officer	June 5, 1977

(*) Pending approval by the Brazilian Central Bank.

Below are the biographies of the members of our (i) Board of Directors, which were elected at the Shareholders’ Meetings held on April 30, 2021 (election of all members but Mario Roberto Opice Leão, Angel Santodomingo Martell); and December 17, 2021 (election of Mario Roberto Opice Leão, Angel Santodomingo Martell); and (ii) our Board of Executive Officers, as elected at the Board Meetings held on May 3, 2021 (election of all members but Renato Ejnisman, Carlos José da Costa André, Murilo Setti Riedel, Gustavo de Souza Fosse, Sandro Mazerino Sobral, Rogério Magno Panca, Maria Teresa Mauricio da Rocha Pereira Leite, Gilberto Duarte de Abreu Filho Andrea Marques de Almeida, Ana Paula Neves Granieri Domenici, Daniel Mendonça Pareto, Flávia Davoli, Paulo Fernando Alves Lima and Richard Flavio Da Silva); July 1, 2021 (election of Sandro Mazerino Sobral and Rogério Magno Panca); November 1, 2021 (election of Andrea Marques de Almeida, Maria Teresa Mauricio da Rocha Pereira Leite and Gilberto Duarte de Abreu Filho); December 1, 2021 (election of Gustavo de Souza Fosse); December 17, 2021 (change of position of Mario Roberto Opice Leão from the position of Vice President Executive Officer to the position of Chief Executive Officer and the change of position of Andrea Marques de Almeida and Elita Vechin Pastorelo Ariaz from the position of Officers to the position of Vice President Executive Officers); January 3, 2022 (elections of Alexandre Guimarães Soares, André Juaçaba de Almeida, Celso Mateus de Queiroz, Luciana de Aguiar Barros, Paulo César Ferreira de Lima Alves, Paulo Sérgio Duailibi, Thomaz Antonio Licarião Rocha and Tiago Celso Abate); January 20, 2022 (election of Murilo Setti Riedel); April 29, 2022 (change of position of Gilberto Duarte de Abreu Filho from Officer to the position of Vice President Executive Officer); September 08, 2022 (change of position of Maria Teresa Mauricio da Rocha Pereira Leite from Officer to the position of Vice President Executive Officer); November 16, 2022 (election of Renato Ejnisman and Carlos José da Costa André) and January 2, 2023 (election of Ana Paula Neves Granieri Domenici, Daniel Mendonça Pareto, Flávia Davoli, Paulo Fernando Alves Lima and Richard Flavio Da Silva.

Members of the Board of Directors:

Deborah Stern Vieitas. Ms. Vieitas is Brazilian and was born on August 21, 1957. She holds a degree in public administration from FGV-SP and a degree in journalism from the School of Communications and Arts (Escola de Comunicações e Artes) of the University of São Paulo. She also holds a master’s degree in business from FGV-SP and in public administration from École Nationale d’Administration. She is currently the Chief Executive Officer of American Chamber of Commerce Brazil (Amcham Brazil). From 2015 to 2017, she was an independent member of the board of AXA Seguros S.A. From 2008 to 2014, she was CEO and Board Member of the Banco Caixa Geral – Brasil. From 2000 to 2008, as Executive Vice President of Banco BNP Paribas Brasil, Mrs. Vieitas was responsible for Corporate Coverage and Loan and Financing portfolios. From 1998 to 2000, she was an Executive Vice President of Banco CCF Brasil and in charge of Large Corporate & Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. On January 20, 2023, Ms. Vieitas was designated vice chairwoman by Mr. Sérgio Agapito Lires Rial, the then chairman of the board, and effective on the same day, took over the position of acting chairwoman until the next general shareholders’ meeting, which is scheduled to be held on April 28, 2023, following Mr. Rial’s resignation from his position.

Mario Roberto Opice Leão. Mr. Leão is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Escola Politécnica of the Universidade de São Paulo. He joined Santander Brasil in October 2015 as an Executive Director in Corporate and Investment Banking. In July 2017 he became Executive Vice President of Corporate and SMEs and a member of our Executive Committee. Since January 2022 he has acted as Chief Executive Officer of Santander Brasil. Before joining Santander Brasil, he was a Managing Director in Capital Markets at Morgan Stanley from 2008 to 2015, worked for Goldman Sachs from 2006 to 2008 and for Citibank from 1996 to 2006.

José Antonio Álvarez. Mr. Álvarez is Spanish and was born on January 6, 1960. He holds a Bachelor’s degree (Hons) in Administration and Business Economics from Universidad Santiago de Compostela in Spain and an MBA from the University of Chicago’s Graduate School of Business. Mr. Álvarez became CEO of Santander Group on January 1, 2015, and Executive Vice Chairman on January 15, 2019. Prior to this, he served as Executive Vice President of Finance of Santander Spain from 2004 to 2015 and Head of the Finance Division from 2002 to 2004. Before joining Santander Group, he served as Head of the Finance Division of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as Financial Officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. Previously, he served as Chief Financial Officer of Banco Hipotecario, S.A. in Spain, Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones, and held positions at Banco de Crédito Industrial and Instituto Nacional de Industria. He served as a member of the Board of Directors of Santander Consumer Finance S.A., Santander Consumer Bank AG and Banco de Crédito Local S.A., among others, and served on the supervisory boards of Santander Group’s independent subsidiaries, including in Poland, Germany and the United States. He was Chairman of the European Banking Federation Board and chaired the Banking Supervision Committee from 2009 to 2012. Mr. Álvarez has been a member of our Board of Directors since 2009.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started at Banco Bradesco in 1973 and occupied several different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he occupied the position of eBusiness Officer for Latin America, in the American Division of Santander Central Hispano. At the end of 2001, he returned to Brazil to work as Vice President Executive Officer of Banco Banespa, where he was responsible for Human Resources, Technology, Operations and Patrimony. In 2003, he became Vice President Executive Officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice President Executive Officer, responsible for the Retail Business. In March 2011, he became a member of Santander Brasil’s Board of Directors, and joined the Mitsubishi Corp Group based in Los Angeles, California, USA, where his main activities involved technological innovations. From July 2013 to December 2019, he returned to Santander Brasil and acted as Senior Vice President Executive Officer, responsible for Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. Additionally, he performed the following functions: Executive Director of Febraban (2014 to 2019), Chairman of the Febraban Self-Regulation Board (2016 to 2019), Chairman of the Board of Directors of CIP-Interbank Payment Chamber (2015 to 2018), President of Tecban Council – Banking Technology (2014 to 2015), Advisor of the Cancer Institute – SP (2009 to 2010) and Mentor of the Inova Unicamp Program (2011 to 2013). Currently, he is a member of our Board of Directors and a member of our Risk and Compliance committee.

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

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with a specialization in Finance from ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, has held the position of Chief Financial Officer and Investor Relations Officer since 2014. He started at the Santander Group in 2005 as Head of International Development in the Asset Management unit, after which he became globally responsible for the Santander Group Investor Relations area. Prior to this, he was the head of Grupo Fortis in Spain and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. — Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he acted as founding member of the nonprofit organization CFA Society in Spain, also occupying different positions including President; and from 2009 to 2014 he was Vice President of AERI’s (Asociación Española de Relaciones con Inversores) Board of Directors. He was Chairman of the Board of Directors of Webmotors S.A. from 2018 to 2021. Currently, he is Chief Executive Officer of Santander Leasing S.A. Arrendamento Mercantil, Santander Corretora de Seguros, Investimentos e Serviços S.A., a member of the Advisory Board of Fundo Garantidor de Créditos (FGC) and a member of the boards of directors of Banco Hyundai Capital Brasil S.A., Banco PSA Finance Brasil S.A., Banco RCI Brasil S.A. and HDI Seguros Brasil. On December 17, 2021, he was elected a member of the Board of Directors of Santander Brasil.

Pedro Augusto de Melo. Mr. de Melo is Brazilian and was born on November 4, 1961. He has a degree in accounting sciences and a postgraduate degree in accounting and financial administration from the São Judas Tadeu University of Accounting Sciences (São Paulo). Since March 2, 2020 he has occupied the position of CEO of the Brazilian Institute of Corporate Governance (IBGC). In July 2021, he was appointed to coordinate the Audit Committee of Hospital Sírio Libanês. He developed his career in the Deloitte and KPMG audit areas. From 2008 to 2017, he was CEO of KPMG Brazil, in addition to being the CEO for KPMG South America from 2015 to 2017. On October 1, 2017, he assumed the roles of COO for South America and Leader of Customers and Markets for South America until he retired from the firm in early 2020. He also actively participated in other levels of Governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON – Brazilian Institute of Independent Auditors between 2009 and 2010. He was also a member of the Governance Committee of Amcham Brasil and executive of the Union of Accounting Companies – SESCON. Currently, he is an independent member of the Board of Directors and the coordinator of the Risk and Compliance Committee of the Banco Santander (Brasil) S.A.

Deborah Patricia Wright. Ms. Deborah Wright is Brazilian and was born on September 4, 1957. She holds a Business Administration degree from the São Paulo School of Business Administration (EAESP-FGV). Mrs. Wright started her career in 1980 at Kibon’s Marketing Department, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Marketing Director, and became Commercial Vice President in 1994. In 1995, she became the General Manager of Kraft Suchard Foods. In 1997, she reached the position of General Manager of Kibon. At ICI/Paints, she was the General Manager for Tintas Coral Brasil from 1997 to 1999, and subsequently the Regional Manager for ICI. She was also General Officer at Parmalat Brasil in 1999, and Chief Executive Officer of Pão de Açúcar’s Group Internet Division from 2000 to 2001. From 2002 to 2007, she was Corporate Vice President/Commercial Vice President in the area of Sales and Corporate Marketing of the Abril Group. From 2009 to 2010, she was Chief Executive Officer/Country Manager of Ipsos Brasil, a market research firm. She has been acting as a Board Member since 2001. From 2001 to 2005, she served on the board of Graded – The American School of São Paulo. From 2005 to 2006 she was a board Member of CONAR (Brazilian National Self-Regulatory Board of Advertising). From 2008 to 2009 she was a member of the Board of Directors of the Samaritano Hospital in São Paulo. From 2008 to 2014 she was a board member for Lojas Renner, a Brazilian publicly traded company, specializing in apparel retail, as well as Chairwoman of their Sustainability Committee from 2012 to 2014. From 2013 to 2016, she was a member of the Advisory Board for Eurofarma, the fourth largest Brazilian pharmaceutical company, still privately owned and not listed on the stock exchange. Currently she is associated with the following entities: Brazilian subsidiary of WCD Group (Women Corporate Directors), which she co-founded in 2010; she is the coordinator of the IBGC (Brazilian Institute of Corporate Governance) Strategy Commission at IBGC, where she leads a work and study group of DEI (Diversity, Equity and Inclusion); AmCham (American Chamber of Commerce); Amcham’s Strategic Corporate Governance Forum; and she is an ambassador of the 30% Club and WOB (Women on Boards) and has been involved in advocacy for gender diversity for over a decade. Besides that, she is an independent member of the Board of Directors, a member of the nominations and governance committee and a chairwoman of the Compensation Committee of Banco Santander (Brasil) S.A.

Marília Artimonte Rocca. Ms. Rocca has been CEO of Hinode Group, the largest Marketing Multilevel consumer goods company in Brazil, since November 2018. It also has operations in Latin America. Previously, she was Ticket’s Managing Director in Brazil, a food voucher Edenred Group company. Formerly, she served as vice president at TOTVS, the sixth largest software company worldwide, based in São Paulo. From 2008 to 2012, Mrs. Rocca was a managing partner at Mãe Terra, a natural and organic foods B-Corp sold to Unilever in 2017. Prior to that she co-founded and managed Endeavor Brazil, the most successful NGO supporting innovative entrepreneurship in the country. In 2000, she also co-founded Fundação Brava, a family foundation focused on transferring management tools to the public sector and Brazilian NGOs to boost their effectiveness. From 1995-98, Mrs. Rocca worked for Walmart as one of the organization’s first female directors in Brazil. For 20 years Mrs. Rocca has served as a board member at privately and publicly held companies in the Education, IT, Services and Consumer Goods industries. Mrs. Rocca earned a BA in Business Administration from EAESP/Fundação Getúlio Vargas and an MBA in Management from Columbia University, attending on the Fundação Estudar Scholarship. She is a 2006 Henry Crown Fellow of the Aspen Institute and a member of the Aspen Global Leadership Network. Also, Marilia is an independent Board Member and coordinator of the Sustainability Committee of Banco Santander (Brasil) S.A.

Members of the Board of Executive Officers:

Mario Roberto Opice Leão. See “—Members of the Board of Directors.”

Angel Santodomingo Martell. See “—Members of the Board of Directors.”

Alessandro Tomao. Mr. Tomao is Brazilian and was born on March 8, 1977. He holds a bachelor’s degree in law from the FMU University and a master’s degree in Business Administration – HR from the University of São Paulo. As one of our Executive Vice Presidents, he has been responsible for the Company’s Legal and Corporate Affairs department since February 2018. From June 2010 to February 2018, he was the head of the legal litigation, legal consulting in Labor and Pension Funds departments at Santander Brasil. From 2000 to 2010, he served as head of the labor and pension funds legal department at Banco Itaú S.A. Since January 2020, he has been Executive Director of FEBRABAN. He is also member of the Board of Directors at CACEIS as of 2019.

Antonio Pardo de Santayana Montes. Mr. Pardo de Santayana is Spanish and was born on November 5, 1971. He holds a degree in Economics and Law from the ICADE school of the Universidade Pontifícia Comillas. As one of our Vice President Executive Officers, he is responsible for the risk management department in Santander Brasil, having held the post of Officer responsible for the Risk Credit Recovery area and Officer of Wholesale Risks and Aymoré CFI. He is also the South America Risk Lead for Santander Group, a member of the Global Executive Risk Committee and the Global Control Risk Committee and an Executive Officer in Banco Bandepe S.A., Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil and Sancap Investimentos e Participações S.A. He was a consultant at PricewaterhouseCoopers from 1995 to 1998, senior risk analyst for Santander Central Hispano/Santander Investment from 1998 to 2000 and senior manager of Monitor Company from 2000 to 2005, and returned to the Santander Group in 2005 as Associate Officer in the Wholesale Risks area, where he remained until 2009, when he came to work in Brazil.

Andrea Marques de Almeida. Ms. de Almeida is Brazilian and was born on January 13, 1971. She has a degree in production engineering from the Federal University of Rio de Janeiro, an MBA in Finance from IBMEC – Rio de Janeiro and an MBA in management from the State University of São Paulo. Before joining Santander Brasil, Ms. de Almeida held management positions at Vale S.A in the areas of risk management and finance. She also held the position of Executive Director of Finance and Investor Relations at Petrobrás S.A. Currently, she is our Executive Officer responsible for the Finance and Strategy departments.

Carlos Jose da Costa André. Mr. Carlos Jose da Costa André is Brazilian and was born on August 9, 1963. He holds a degree in production engineering from the Federal University of Rio de Janeiro and an MBA in finance from IBMEC/RJ. Before joining Santander Brasil in 2021, Mr. da Costa André held positions in the management area at Banco do Brasil, occupying the position of Vice President of Finance and Investor Relations at Banco do Brasil S.A. between 2020 and 2021. As one of our Executive Vice Presidents, Mr. da Costa André is responsible for the Wealth Management area.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting and an MBA in Finance from IBMEC Instituto Brasileiro de Mercado de Capitais. He was an auditor at Banco Itaú S.A. from 1986 to 1990 and worked at BankBoston S.A. for 16 years as a Senior Auditor, Credit Risk Management Superintendent, Head of Local Currency Loans and Head of the Small Business Segment. He joined Santander Brasil in 2007 as Small & Medium Companies Director and from July 2010 to 2014 was Retail Banking Risk Management Director. From 2014 he acted as the Director responsible for Small & Middle, Government & Institution and Agribusiness and after that as Retail Banking Network Director up to December 2019, when he was promoted and became Technology & Operations Vice President.

Elita Vechin Pastorelo Ariaz. Ms. Ariaz is Brazilian and was born on March 28, 1970. She holds a law degree from the University of São Paulo, a master’s degree in law (LL.M.) from Temple University – Pennsylvania and an extension from the Corporate Finance Special Program at New York University. She is a member of the Brazilian Bar Association and the New York State Bar Association. Between 1992 and 1996, she worked as an in-house lawyer at Tenenge – Técnica Nacional de Engenharia S.A.; between 1997 and 1998, she worked as a foreign associate at the law firm of Cameron & Hornbostel LLP in Washington, DC; between 1998 and 2001, she worked as an associate at the law firm of LeBoeuf, Lamb, Greene and MacRae, LLP, in New York, NY. Between 2002 and 2018, she worked as an in-house lawyer at Grupo Safra, having started as the head of legal support for Grupo Safra’s offshore operations. In her last six years at Grupo Safra, she was also responsible for providing legal support for the operations of the investment banking division of Grupo Safra as well as for its asset management division. In 2018, she joined Santander Brasil, where she served as Director responsible for the Business Legal Department – wholesale and retail until 2021. As one of our Executive Vice Presidents, she is currently responsible for the Human Resources area.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in Industrial Engineering from the University of São Paulo and an MBA from the Massachusetts Institute of Technology in Cambridge, MA. Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, managing projects in the financial and retail areas. He is currently our Vice-President Executive Officer, in addition to being also the chief executive officer of Sancap Investimentos e Participações S.A. and an executive officer of Banco Bandepe S.A.

Jean Pierre Dupui. Mr. Dupui is Brazilian and was born on September 23, 1968. He holds a bachelor’s degree in Economics and a specialization degree from Boston University. Currently he is responsible for the Vice Presidency of Subsidiaries at Santander Brasil. From 1992 to 1998, he worked at the structured finance and trade finance department of Lloyds TSB Group in São Paulo and London. From 1998 to 2001, he worked at the structured finance department of Citigroup Brasil. From 2001 to 2004, he worked for BBVA Brasil in the debt capital markets department. From 2004 to 2006, he was a Corporate Finance Officer at Citigroup New York and São Paulo. He started his career in Santander Group in 2006, where he took charge of the Credit Markets department of Santander Brasil. From 2009 to 2012, he was responsible for Global Transaction Banking of Santander in Madrid. Mr. Dupui is also an Executive Officer of Banco Bandepe and Santander Cultural, a member of Curator Counsel at Fundação Santander and a member of the boards of directors of S3 Caceis Brasil DTVM S.A.

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

Renato Ejnisman. Mr. Ejnisman is Brazilian and was born on February 12, 1970. He holds a degree in physics from the University of São Paulo and a master’s degree and PhD in physics from the University of São Paulo and the University of Rochester, respectively. Before joining Santander Brasil, Mr. Ejnisman held management positions at Banco Bradesco, reaching the position of CEO at Next. As one of our Executive Vice Presidents, Mr. Ejnisman is responsible for the Corporate and Investment Banking area.

Vanessa de Souza Lobato Barbosa. Ms. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing from Universidade Federal de Minas Gerais. From 1990 to 1995, she served as Marketing Local Manager at Banco Nacional, with responsibility for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999, she started at Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006, she served as Local Superintendent, where she was responsible for one of the retail’s locals, with their head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the Northeast Region. From 2006 to 2013, Ms. Lobato became an Executive Superintendent of our branch network, with responsibility for one of our retail branches in Brazil, specifically the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana, totaling 258 branches in 94 cities. From 2013 to 2020, she served, as one of our Executive Vice Presidents, the Vice President of Human Resources and is currently the Vice President responsible for Retail.

Adriana Marques Lourenço de Almeida. Ms. Almeida is Brazilian and was born on October 4, 1972. She holds a degree in Business Administration from Fundação Armando Álvares Penteado – FAAP and an MBA from Columbia Business School, in the United States. She has more than 25 years of experience in national and multinational banks. From 2017, she served as an executive at Banco Santander (Brasil) S.A., where she was responsible for managing business with multinational companies as well as with the automotive sector. Since 2019, she has led the Global Transaction Banking division (cash management, supply chain finance and local currency loans) for the wholesale bank at Banco Santander (Brasil) S.A.

Alexandre Guimarães Soares. Mr. Soares is Brazilian and was born on August 27, 1969. He has a degree in engineering from the Escola Mauá de Engenharia and has an extension in economics from the Faculdade de Economia e Administração / USP and a postgraduate degree in marketing from the Escola Superior de Propaganda e Marketing. Prior to joining Santander Brasil, Mr. Soares held management positions at Banco Safra, BankBoston Banco Múltiplo S.A. and Banco Real S.A. He is an alternate member of the deliberative councils of the Câmara Interbancária de Pagamentos and TECBAN – Tecnologia Bancária. As one of our officers, Alexandre is Vice President responsible for Manufacturing and Technology & Operations.

Ana Paula Neves Granieri Domenici. Mrs. Domenici is Brazilian and was born on October 6, 1971. She holds a degree in economics from the University of São Paulo, a master's degree in applied mathematics and finance and an MBA in the financial sector both from the University of São Paulo. At Santander Brasil since 2019, she was Executive Superintendent of the Market Risk Management area and more recently at Planning and Performance areas. Ms. Domenici’s role as our officer responsible for wealth management is subject to approval by the Brazilian Central Bank.

Ana Paula Vitali Janes Vescovi. Ms. Vescovi is Brazilian and was born on April 8, 1969. She has a degree in Economics from Universidade Federal do Espírito Santo, a Master in Public Administration from Brazilian School of Public Administration at Fundação Getúlio Vargas in Rio de Janeiro/RJ, a Master in Public Economics from Universidade de Brasilia/DF and a postgraduate degree in Public Policies and Government Management from the National School of Public Administration/DF. Since 1999, she has worked in public service, with an emphasis on fiscal and financial management and public policies, with executive experience in the three spheres of government. She served as Chairman of the Board of Directors of Banco do Estado do Espírito Santo – BANESTES, Instituto de Resseguros do Brasil and Caixa Econômica Federal, and is a member of the Board of Directors of Eletrobras. Nowadays, she serves as a member of the Board of Directors of Ultrapar. She held the positions of Secretary of the National Treasury and Executive Secretary at the Ministry of Economy between 2016 and 2018. As one of our officers, she is responsible for the macroeconomic research area.

André de Carvalho Novaes. Mr. Novaes is Brazilian and was born on April 14, 1969. He holds a degree in Economics from the Universidade Federal Fluminense and an executive MBA from BPS Business School (São Paulo and Toronto). From 1993 to 1997, he served as Products Coordinator in Santander Brasil, where he was responsible for credit proposals analysis, and in several areas at Aymoré CFI and in posts as commercial operator and credit and collection chief. In 1996, he served as coordinator of products in São Paulo. From 1997 to 2001, he served as commercial manager. From 2002 to 2008, he served as Regional Manager. From 2008 to 2012, he served within Santander Brasil as the person responsible for the Other Assets segment in Aymoré CFI. Since 2012, he has served as Executive Superintendent in Santander Brasil, with responsibility for Aymoré CFI’s Vehicle Partnerships. In December 2012, he became the Commercial Coordinator of Aymoré CFI, with responsibility for the Commercial and Partnerships team. Currently, Mr. Novaes is head of the financing segment of the Company and reports directly to the CFO. He is also Executive Officer of Aymoré CFI and Santander Consórcio, Chairman of the Board of Directors of Webmotors S.A., and a member of the Board of Directors of Banco Hyundai Capital Brasil S.A., Banco RCI Brasil S.A, Santander Auto S.A., Car10 Tecnologia e Informação S.A. and Loop Gestão de Pátios S.A.

André Juaçaba de Almeida. Mr. Juaçaba de Almeida is Brazilian and was born on September 27, 1974. He holds a degree in economic sciences from Universidade Cândido Mendes. Prior to joining Santander Brasil, Mr. Juaçaba de Almeida held positions in structured transactions at Citibank and at Banco Goldman Sachs in the commercial area of Foreign Exchange Derivatives, Interest and Commodities. As one of our officers, Mr. Juaçaba de Almeida is responsible for the relationship with large corporations, Banking, and our Investment Banking.

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

Claudenice Lopes Duarte. Ms. Duarte is Brazilian and was born on July 25, 1972. She holds a degree in Journalism from Faculdades Integradas Alcântara Machado with a specialization in Business Communication from Fundação Getúlio Vargas. From 1996 to 2009, she worked at GWA Comunicação Integrada as Senior Director. From 2009 to 2010, she was Executive Manager of Press Relations at Santander Brasil. From 2011 to 2012, she was Superintendent of Relations with the Press and Institutional Relations at Santander Brasil and, as one of our officers, she is currently responsible for Internal and External Communications at Santander Brasil.

Daniel Mendonça Pareto. Mr. Pareto is Brazilian and was born on July 4, 1978. He graduated in law from the Federal University of Rio de Janeiro. At Santander Brasil since 2015, he was Executive Superintendent of Corporate Legal and Governance until 2022 and in 2021 he was elected Chairman of the Board of Directors of Toro Corretora de Títulos e Valores Mobiliários S.A.. Mr. Pareto’s role as our officer responsible for the Corporate Legal and Company Governance is subject to approval by the Brazilian Central Bank.

Flávia Davoli. Ms. Davoli is Brazilian and was born on September 12, 1975. She graduated in Computer Science from Universidade Estadual Paulista and has a postgraduate degree in finance from FIA and in Information Technology from UTS in Sydney, Australia, in addition to an MBA in Finance from INSPER. At Santander Brasil since 2016, she was Executive Superintendent of the Technology area, responsible for managing the demand and project portfolio and budget management. Ms. Davoli’s role as our officer responsible for IT system developments is subject to approval by the Brazilian Central Bank.

Francisco Soares da Silva Júnior. Mr. Soares is Brazilian and was born on January 23, 1970. He holds a degree in accounting from the Centro Universitário do Maranhão and in Administration from Faculdade Natalense. He completed specialization courses in Human Resources from Fundação Getúlio Vargas. He worked at Banco Santander (Brasil) S.A. from 2001 to 2017, holding several management and superintendent-level positions at the Company. In 2017, he assumed the position of Chief Executive Officer at Banco Olé, where he served until 2020. Currently, as one of our Executive Officers, he is responsible at the Subsidiaries department of Santander Brasil for the monitoring of our subsidiaries.

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

Geraldo José Rodrigues Alckmin Neto. Mr. Rodrigues is Brazilian and was born on September 8, 1981. He graduated in Business Administration from Pontifícia Universidade Católica de São Paulo. At Santander Brasil he served as Executive Superintendent since 2013. Between 2008 and 2013, he was Executive Superintendent of Insurance at Banco Santander México, attending the “Programa de Futuros Diretivos.” From 2004 to 2008, he served as Relationship Manager and Foreign Trade. As one of our directors, he is currently responsible for the development of our investment business, as well as high-income customers and Santander Capitalização S.A.

Germanuela de Almeida de Abreu. Ms. de Abreu is Venezuelan and was born on December 6, 1975. She holds a degree in Economics from Universidad Católica Andrés Bello – Caracas/Venezuela with an MBA in Human Resources from USP (Universidade de São Paulo – São Paulo). She completed the Development Program for Board Members by Fundação Dom Cabral. She served at Banco da Venezuela (Grupo Santander Caracas) as Senior Risk Analyst from 1999 to 2001. At Santander Brasil, she was Senior Sales Support Manager between 2001 and 2002, Human Resources Training Consultant between 2002 and 2003, HR Risk Consultant between 2003 and 2006, Executive Manager of HR between 2006 and 2008 and Superintendent of Human Resources between 2008 and 2013. At Banco Santander (Brasil) S.A., she served as Executive Superintendent between 2013 to 2018, where she was responsible for the strategy of Performance Management, Career, Compensation, Benefits and Budget and Expenditure Management for the Bank, and in 2018 she was elected an Officer in our Human Resources area.

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

Gustavo de Souza Fosse. Mr. Fosse is Brazilian and was born on May 14, 1972. He holds a degree in Information Systems Management from União Educacional de Brasília and an MBA in IT Governance and Financial Consulting and Capital Markets. He was an employee of Banco do Brasil for 34 years, holding the positions of Chief Technology Officer and Vice President of Business Development and Technology. In 2021, he was a member of the Board of Directors of Cielo S.A. As one of our officers, Mr. Fosse is responsible for Retail and Financial.

Igor Mario Puga. Mr. Puga is Brazilian and was born on November 10, 1981. He holds a degree in Social Communication from the Casper Líbero School of Social Communication and a degree in Statistics and Applied Research from the Institute of Mathematics and Statistics of the University of São Paulo. After joining IG – Internet Group of Brazil (2000 to 2001) and Terra Networks (2002), he was JWT’s Digital Intelligence Manager from 2003 to 2004 and Africa Propaganda’s Digital Media Manager (from 2005 to 2006). From 2007 to 2014, as Founding Partner and General Officer, he served in the ID\TBWA group. Between 2014 and 2016, he served as Chief Interactive Officer and then Vice President of Integration and Innovation of the DM9DDB. Mr. Puga joined Santander Brasil in 2016, as the officer responsible for the Marketing Department. He was the youngest ever winner of the Caboré Award, and nowadays, in addition of being CMO of Santander, he is Vice President of CENP.

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

Marilize Ferrazza Santinoni. Ms. Santinoni is Brazilian and was born on November 20, 1965. She holds a degree in Business Administration from the Universidade de Ijui – RS and an MBA of Business Management from Fundação Getúlio Vargas, Passo Fundo – RS. She has been an employee of Banco Santander (Brasil) S.A. since 1984, where she worked at several roles both in Management and Regional Superintendence. Since 2016, she has been acting as Executive Network Superintendent, and currently, as one of our officers, she is responsible for the banking network of Paraná and the northern region of Santa Catarina for Banco Santander (Brasil) S.A.

Murilo Setti Riedel. Mr. Riedel is Brazilian and was born on May 17, 1963. He holds a degree in business administration from the University of São Paulo – FEA, and an MBA from the University of São Paulo – FEA. Before joining Santander, Mr. Riedel held management positions at HDI Seguros S.A, acting as Technical Director and Chief Executive Officer. From 2019 to 2022, he was chairman of the Board of Directors of Santander Auto S.A.

Paulo Fernando Alves Lima. Mr. Lima is Brazilian and was born on April 5, 1976. He holds a degree in management from Fundação Getúlio Vargas in São Paulo. At Santander Brasil since 2006, he was responsible for the areas of operations with the infrastructure sector and more recently as responsible for the recovery area of corporate portfolios. Mr. Lima’s role as our officer responsible for Wholesale risk management is subject to approval by the Brazilian Central Bank.

Paulo César Ferreira de Lima Alves. Mr. de Lima Alves is Brazilian, born on October 18, 1968. He holds a degree in economics from the Universidade de Fortaleza – UNIFOR and a postgraduate degree in Financial Management and Controllership from the Fundação Getúlio Vargas. Prior to joining Santander Brasil, Mr. de Lima Alves held management positions at Banco ABN AMRO Real S.A. As one of our officers, he is currently responsible for Northern Network Banking. Mr. de Lima Alves’ role as our officer is subject to approval by the Brazilian Central Bank.

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

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. He served for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001 rendering tax advisory services to Brazilian and multinational entities. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. As one of our Officers, he is responsible for the accounting department of the Company, and also tax planning, accounting rules and corporate reorganization processes. He also serves as Administrator of Aquanima Brasil Ltda. and Summer Empreendimentos Ltda., as Executive Officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Banco Bandepe S.A., Fundação Santander and Santander Global Cards & Digital Solutions Brasil S.A., and as Vice President Officer of Santander Corretora de Seguros, Investimentos e Serviços S.A.

Ricardo Olivare de Magalhães. Mr. Olivare is Brazilian and was born on January 26, 1979. He holds a degree in Statistical Mathematics from the Institute of Mathematics and Statistics of the University of São Paulo and holds a Master’s degree in Applied Statistics also from the Institute of Mathematics and Statistics of the University of São Paulo. An employee of Banco Santander (Brasil) S.A. since 2001, he has held several positions in the Company’s credit area. In 2008, he held the position of CRM Deputy Director at Banco Santander México and as Director of Analytical Marketing from 2010. In 2012, he returned to Banco Santander (Brasil) S.A. to assume the position of Executive Superintendent responsible for the credit recovery strategy. In 2017, he became Executive Superintendent of products and channels of Aymore Crédito, Financiamento e Investimento S.A. He currently holds a position as Statutory Director of Aymore Crédito, Financiamento e Investimento S.A. and Webmotors S.A.

Richard Flavio da Silva. Mr. da Silva is Brazilian and was born on June 3, 1976. He holds a degree in computer science from USP and a postgraduate degree in business administration from Fundação Getúlio Vargas in São Paulo and a master's degree in information security from USP. At Santander Brasil since 2016, he was Executive Superintendent of the Technology area responsible for the strategy and transformation of IT and the Company's Cyber Security operation. Mr. da Silva’s role as our officer responsible for Company’s Cyber Security is subject to approval by the Brazilian Central Bank.

Roberto Alexandre Borges Fischetti. Mr. Fischetti is Brazilian and was born on August 28, 1975. He holds a degree in Economics from the business school of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade (FEA), Universidade de São Paulo). Mr. Fischetti has acted in the Brazilian financial market and banking industry since 1998. From 1998 to 2003, he worked at Deutsche Bank as Fixed Income Trader, responsible for management interest rate and foreign exchange positions. From 2004 to 2007, he was Superintendent of Treasury Products at Banco Real, responsible for the structuring of operations and treasury products and coordination of the product team. Since 2007, Mr. Fischetti has been Financial Executive Superintendent of Santander Brasil, responsible for the management of structural interest and exchange rate exposures, local and external liquidity management, and the pricing of commercial operations. As one of our officers, he is responsible for the ALM financial management. He is also a member of the Board of Directors of Banco RCI Brasil S.A.

Robson de Souza Rezende. Mr. Rezende is Brazilian and was born on January 24, 1967. He holds a degree in Statistics from Associação – Salgado de Oliveira de Educação e Cultura in Niteroi in the state of Rio de Janeiro and an MBA in Marketing from ESPM-SP. He began his career at Unibanco, where he worked between 1985 and 1999 in the Management of Agencies and later in the Human Resources Area working in Training and Development with a focus on the Agencies of Unibanco. Mr. Rezende joined Santander Brasil in 1999. From 1999 to 2003, he served as a Superintendent of Human Resources. From 2003 to 2008, he served as Regional Superintendent. From 2008 to 2010, he worked as Superintendent of Commercial Models, during which time he participated in the integration of the commercial model of Santander Brasil and Banco Real. He also led the Santander branch expansion project in Brazil for three years from 2010 to 2013. He was responsible for the Branch network in the state of Rio de Janeiro, managing approximately 290 branches and 3,700 employees in the region. As one of our officers, he is currently responsible for the Commercial Retail Network.

Rogério Magno Panca. Mr. Panca is Brazilian and was born on December 30, 1970. He holds a degree in Economics from the Universidade Católica de Santos, holds a postgraduate degree in Business Administration from Fundação Getúlio Vargas and an MBA in International Business from the University of São Paulo. He served as executive manager of structured operations by Banco do Brasil between 2008 and 2011. In the period from 2011 to 2013, he was Head of Large Corporate for Banco do Brasil and in 2014, became Head of the Governance Unit of Entities Linked to Banco do Brasil. Between 2015 and 2019, he was a member of the Board of Directors of Banco Digio S.A., Cateno S.A., Elo Serviços S.A., Livelo S.A., Alelo S.A. and Cielo S.A. During this period he was also officer of Banco do Brasil responsible for division of Means of Payment. Since 2019, he has been a superintendent and an officer and member of the Board of Directors of Elopar. He joined Santander Brasil in 2019 and currently is one of our directors responsible for the area of Cards and Digital Payments.

Sandro Kohler Marcondes. Mr. Marcondes is Brazilian and was born on April 16, 1964. He graduated in Business Administration from Unicentro Paraná. He completed his Master Degree in Business Administration by Fundação Getúlio Vargas. At Santander Brasil since 2018, he served as Executive Superintendent Global Debt Financing. In 2018, he served as Executive Officer of Financing and Investor Relations at Neoenergia S.A. From 2005 to 2018, he served as Executive Officer at Banco do Brasil S.A., and also at Banco do Brasil S.A. from 1999 to 2004, he served as General Manager in Paris and Assistant General Manager. Currently he is the Officer responsible for Global Debt Financing structure, managing the activities of Debt Capital Markets.

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

Sandro Rogério da Silva Gamba. Mr. Gamba is Brazilian and was born on August 31, 1975. He holds a degree in Civil Engineering from Universidade Mackenzie, a postgraduate degree in Production Engineering from Universidade de São Paulo – USP and Real Estate Business from Fundação Armando Alvares Penteado – FAAP and MBA from Insper. At Gafisa S.A., from 1998 to 2004, he held positions like: engineer, coordinator and manager; from 2004 to 2007, he served as new business manager; from 2007 to 2011, he served as Director; from 2011 to 2014, he served as Executive Officer and, at last, he served as CEO from 2014 to 2018. In addition, he served as member of the Board of Directors of Construtora Tenda from 2012 to 2014 and of Alphaville Urbanismo from 2017 to 2019. Currently he is the Officer responsible for Real Estate Business and Real Estate Credit platforms.

Thomaz Antonio Licarião Rocha. Mr. Licarião Rocha is Brazilian and was born on March 2, 1977. He has a degree in advertising and marketing from the Escola Superior de Propaganda e Marketing. He has been part of the Santander Group since 2000, having several roles within the commercial area. As one of our officers, he is currently responsible for Assets and Risks Platform.

Tiago Celso Abate. Mr. Abate is Brazilian and was born on June 12, 1980. He holds a degree in economics from the Pontifical Catholic University and a postgraduate degree in finance from INSPER and an MBA in Retail Management and Digital Business from FIA and FIAP, respectively. He has worked for the Santander Group since 2005, having several roles related to the retail area of the Bank. As one of our officers, he is currently responsible for the structure of Consumers and High Income in Retail.

Vitor Ohtsuki. Mr. Ohtsuki is Brazilian and was born on June 5, 1977. He holds a degree in Production Engineering from Universidade de São Paulo, an MBA degree in Marketing from Universidade de São Paulo and a Master’s Degree in Global Management from Stanford University. At Santander Brasil since 2004, he has served as Private Banking Head, Executive Superintendent of Wealth Management, Private Banking Superintendent, Executive Manager and General Manager. Mr. Ohtsuki served as Marketing Manager at Banco Citibank S.A. from 2000 to 2004.

.

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

The variable compensation shall be paid considering the different deferral percentages, depending on the level of the variable compensation received in the year (includes amount of Long-Term Incentive – ILP in the year of grant, valued at the granting price), and observing the malus and/or clawback clauses with the possibility of reducing and/or returning up to 100% of the value of the variable compensation in the assumptions.

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

Fiscal Council

Our Fiscal Council is a non-permanent body. Members of our fiscal council are entitled to fixed compensation composed of monthly fees in the amount approved at our General Shareholders’ Meeting, the last of which was held on April 29, 2022.

Advisory Committees

The members of advisory committees are also entitled to fixed compensation composed of monthly fees. Only those members who do not occupy a position on the Board of Executive Officers are entitled to this compensation.

Compensation Plan Overview

At the general shareholders meeting held on April 29, 2022, the compensation limit was set up to R$504.6 million for our Directors and Executive Officers and R$4.0 million for our Audit Committee for the 12-month period starting on January 1, 2022, as proposed by the Board of Directors at the meeting held on March 25, 2022. As for the Fiscal Council, the general shareholders’ meeting approved a monthly compensation of R$11.99 thousand for each of the members, provided that the alternate members shall only receive such compensation in the event they replace the effective members. For the above-mentioned 12-month period, members of our Board of Directors and Executive Officers received a total of approximately R$320.6 million, members of our audit committee received a total of approximately R$3.2 million and members of our Fiscal Council received a total of approximately R$431.4 thousand. The total amount of contributions for pension plans of our Board of Directors and Executive Officers in 2022 was R$47 million.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of their directors, members of the Fiscal Council, if installed, and officers without stating their names. The table below presents the information for the years ended 2022, 2021 and 2020:

	Board of Executive Officers			Board of Directors				Fiscal Council
	As of and For the Year Ended December 31,
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Nº of members	50.00	50.00	45.00	10,0	12.00	9.00	6.00	6.00	6.00
Nº of paid members	50.25	45.16	39.00	5,0	5.58	4.75	3.00	3.00	3.00
Value of highest compensation (reais)	21,122,291.48	59,029,586.25	46,953,181.92	11,559,693.20	2,129,585.07	1,802,918.40	143,820.00	142,710.00	139,600.00
Value of lowest compensation (reais)(1)	2,407,487.32	2,098,466.40	1,791,418.04	805,000.00	762,000.00	762,000.00	143,820.00	142,710.00	139,600.00
Average value of compensation (reais)	6,080,294.50	7,674,778.20	6,495,886.87	3,014,657.47	1,064,162.32	1,037,445.25	143,820.00	149,901.00	139,600.00

(1)	The value of the lowest individual remuneration considers only members who have exercised their functions in the 12-month period of the fiscal year in question. The amounts do not include social charges.

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

Pursuant to Brazilian law, variable compensation is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least three years. These rules became effective as from January 1, 2012. The following table summarizes the rules of payment of variable compensation taking as an example the exercise ended on December 31, 2022.

2023	2024	2025	2026
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded

30% in share-based instruments (with one year lockup)	Remaining 20% in share-based instruments (with one year lockup)
	Payment calculated on ⅓ instruments awarded	Payment calculated on ⅓ instruments awarded	Payment calculated on ⅓ instruments awarded

The deferral percentage will also depend on the level of variable compensation received in the year, with the above-mentioned criteria applied as minimum.

In addition, pursuant to Brazilian law, all deferral plans are subject to the application of malus/clawback, which means that our board of directors, upon the recommendation of the Compensation Committee and after the evaluation of the Malus/Clawback Committee (which is responsible for advising our compensation committee on the application of the malus/clawback to compensation, among other matters), may reduce in up to 100% the amount due to each participant in certain cases previously approved by our internal governance bodies.

We renew and update our deferral program every year. As of December 31, 2022, we had six plans outstanding: one for each fiscal year: 2017, 2018, 2019, 2020 and 2021. As of December 31, 2022, we recorded total expenses of R$182 million in connection with our Deferral Program compared to total expenses of R$212 million in 2021.

2017 and 2018 Deferral Programs

Our 2017 and 2018 deferral programs are divided into two programs:

•	Collective Identified: Applicable to statutory officers and executives who oversee significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI Rate, and 50% in units SANB11.
•	Collective Unidentified: Individuals eligible for this program include manager employees and certain of our other employees. Deferred compensation will be paid 100% in cash, indexed to 100% of the CDI Rate.

2019-2021 Deferral Programs

Since the year ended December 31, 2019, the rule for the Collective Unidentified was changed to “Other Employees,” which includes superintendents and other employees with variable compensation above a minimum established value, and they are also eligible to receive a specific deferral model, applicable according to the function and the level of the variable compensation. Deferred compensation will be paid 50% in cash, and 50% in units (ticker: SANB11).

2022 Deferral Program

Beginning in the year ended December 31, 2022, our deferral programs were revised as follows:

•	Collective Identified: Applicable to statutory officers and executives who oversee significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI Rate, 50% in units SANB11.
•	Other Employees: Individuals with variable compensation above a minimum established value are eligible to receive such compensation according to a specific deferral model, to be paid 50% in cash, indexed to 100% of the CDI Rate, and 50% in units SANB11.

Long Term Incentive Programs

Our long-term incentive plans are established in line with our business strategy. Each plan has a specific set of indicators and operating rules, and grants within our plans may be either global (i.e., based on shares in Santander Spain) or local (i.e., based on shares in Santander Brasil). The grants and payments under each of our long-term incentive plans must be approved by our governance, structures in place at the time of approval, including the human resources and finance departments, and must comply with applicable laws and regulations governing such plans. Executive officers and executives in key positions are eligible to participate in these plans, which last three years, and foster our executive officers and executives’ commitment to our long-term results. Members of the Board of Directors can only participate if they are Executive Officers.

Our long-term programs are divided into local and global plans. Each plan has specific performance indicators and conditions to best maintain the participant’s employment relationship until the payment date in order to be entitled to the receipt. Payments are calculated based on the percentage of achievement of the indicators applied on the reference value (target).

Local Long-Term Incentive Program

We have 11 retention plans for key positions, which were launched between 2019 and 2022. Payments in these plans are made in units (ticker: SANB11), and are subject to the application of the malus/clawback clauses, which may result in a reduction or full cancellation in the number of shares to be delivered in cases of failure to comply with internal rules and exposure to excessive risks.

Each participant has a reference value defined in cash, converted into units (ticker: SANB11), usually at the average price of the last 15 trading sessions immediately prior to the payment of the plan, At the end of the vesting period, the resulting shares are delivered with a one-year restriction, and this payment is still subject to the application of the malus/clawback clauses, which may reduce or cancel the shares to be delivered in cases of noncompliance with internal rules and exposure to excessive risks.

For the year ended December 31, 2022, we incurred expenses of R$35.0 million, with respect to our local long-term incentive program, compared to total expenses of R$26 million in the year ended December 31, 2021.

Global Long-Term Incentive Program

We currently have three global plans launched in 2019, 2020 and 2021. Eligible executives have an incentive target set in reais. Payments according to the achievement of performance indicators are made in shares and options of Santander Spain after a deferral period of three years, with equivalent settlement in reais.

For the year ended December 31, 2022, we incurred expenses of R$3.5 million in connection with our global long-term incentive program, compared to total expenses of R$4.3 million in 2021.

Contract Termination

Employment contracts are entered into for an undefined term. The termination of the employment relationship for nonfulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

Pension and Retirement Benefits

Members of our board of directors and our executive officers may enroll in our retirement plan, SBPrev, while they are affiliated with Santander Brasil. For further information on SBPrev, please see “—D. Employees.”

6C. Board Practices

Our shareholders elect members of our Board of Directors at the annual general shareholders’ meeting for two-year terms (members may be reelected). The Board of Directors appoints our executive officers for two-year terms (members may be reelected).

The current members of the Board of Directors were elected at the ordinary shareholders’ meeting held on April 30, 2021 and on the extraordinary shareholders’ meeting held on December 17, 2021, to serve until the ordinary shareholders’ meeting to be held in 2023. The current Executive Officers were elected at Board of Directors meetings held on May 3, 2021, July 1, 2021, November 1, 2021, December 1, 2021, December 17, 2021, January 3, 2022, January 20, 2022, April 29, 2022, September 8, 2022, November 16, 2022 and January 2, 2023 for terms of office until the first Board of Directors meeting occurs after the ordinary shareholders’ meeting, which is to be held in 2023. The Board of Directors usually meets nine times a year, but meetings may be held more frequently as the discretion of the Chairman of the Board of Directors. The Executive Officers meet as often as required by the Chief Executive Officer, or a designated person.

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

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council, as a publicly held company, is voluntary. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders, representing at least one percent of the voting shares or two percent of the nonvoting shares. The fiscal council was installed at our ordinary shareholders’ meeting held on April 29, 2022. The current members of our fiscal council were elected at the ordinary shareholders’ meeting held on April 29, 2022 to serve until the ordinary shareholders’ meeting to be held in 2023.

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

Louise Barsi. Ms. Barsi is Brazilian and was born on September 7, 1994. She holds a degree in Economics from Universidade Presbiteriana Mackenzie and in Accounting from Fundação Escola de Comércio Álvares Penteado (FECAP). She holds a postgraduate degree in Capital Markets from Fundação Escola de Comércio Álvares Penteado (FECAP). Ms. Barsi is a CNPI analyst, having worked at Elite Investimentos from 2015 to 2019, participated in the Fiscal Council of Unipar Carbocloro from April 2016 to October 2017 and the Fiscal Council of Aes Brasil from April 2019 to July 2020, and was a substitute member of the Fiscal Council of Eletropaulo (Enel). She is currently a member of the board of directors at Eternit since December 2017, where she also coordinates the Audit and Finance Committee, a Deputy Member of the board of directors at Unipar Carboclo since April 2018 and a Fiscal Council Member at Klabin since April 2019 and at Aes Brasil since April 2021. Ms. Barsi is also an effective member of Fiscal Council of Banco Santander (Brasil) S.A. for the term of 2021/2022, elected in separate votes by the majority of minority shareholders holding nonvoting preferred shares attending the ordinary shareholders’ meeting held in April, 2021.

Manoel Marcos Madureira. Mr. Madureira is Brazilian and was born on December 30, 1951, He holds a Bachelor’s degree in Mechanical Engineering from the Universidade de Taubaté in São Paulo and a degree in Business Administration from the Tokyo International Center in Japan. From 1976 to 2005, he worked in the automotive industry as an officer of institutional relations and communications for Fiat Automóveis and Mercedes Benz of Brasil. From 1998 to 2005, he was Vice President of the Automobile Manufacturers Association and President of the Automotive Engineering Association. In 2006, he was elected Vice President of the Corporate Affairs department of Santander Brasil, and in 2007 assumed the Vice Presidency of the Brazilian Federation of Banks. In 2008, he was transferred to the Santander Spain Group as the Communication Officer for Latin America, where he remained until September 2012. In October 2012, he returned to Brazil as Executive Officer in charge of the Corporate Communications and Institutional Relations Departments of Santander Brasil, and was Executive Vice President responsible for the Communication, Marketing, Institutional Relations and Sustainability departments of Santander Brasil until 2018. Mr. Madureira was also the Chief Executive Officer of Rojo Entretenimento S.A. and Executive Officer of Universia Brasil S.A. (companies part of Santander Group). Mr. Madureira is currently an alternate member of the Fiscal Council of Santander Brasil and President of the Brazilian – Spain Chamber of Commerce.

Luciano Faleiros Paolucci. Mr. Paolucci is Brazilian and Italian and was born on December 12, 1977. He has a degree in law from UNIFEB, with a Master’s Degree from the University of Sussex (England) – LLM International Commercial Law. He also holds two specializations in Corporate Law and Financial and Capital Markets by INSPER. He is currently studying for a Master’s Degree in Agribusiness Finance from ESALQ and the law school of University of São Paulo. Mr. Paolucci has four years of experience in England, where he worked as a foreign lawyer. Initially, he worked at the DMH Stallard Solicitors in Brighton, where he worked with contracts, real estate law and damages. Later, he worked at Simmons & Simmons in London, one of the largest law firms in the United Kingdom, working in Finance/Business Law within the department responsible for Project Finance and Oil & Gas. In Brazil, he worked as a lawyer in the corporate department of Demarest e Almeida Advogados, focused on M&A and Corporate Law. He then worked at Mattos Filho Advogados, where he focused his practice on commercial contracts in general. He was a lawyer at Santander Brasil for seven years, working in the Private Equity, Corporate Law and the M&A departments. He is currently one of the partners of De Luca & Oliveira Advogados, responsible for corporate-related matters. Mr. Paolucci was an effective member of the Fiscal Board of Banco Olé between June 2019 and January 2020, and since April 2019, has been an alternate member of the Fiscal Council of Santander Brasil.

Valmir Pedro Rossi. Mr. Rossi is Brazilian and was born on June 10, 1961. He holds a degree in Accounting from the Universidade de Passo Fundo, a postgraduate degree in Finance from the Universidade de Caxias do Sul, a Marketing degree from PUC Rio de Janeiro and MBAs from Universidade de São Paulo (USP) and from UNB –Brasília. He is a Board member and Fiscal Council member certified from the IBGC. He also acted as Accountant at Casfor Ogr. Contábeis and Bertol S.A., as consultant at Sebrae RS, and for 30 years occupied several positions at Banco do Brasil S.A, the State Superintendent of Pará, State Superintendent of Rio Grande do Sul, Superintendent of retail at São Paulo, and also Corporate and Regional Superintendent for Latin America. He also served as CEO of Banco da Amazônia, a publicly traded federal bank, headquartered in Belém (PA). He worked as a Board member or Fiscal Council member at the following companies: Metalúrgica Gerdau S.A., Brasilprev S.A., BB Seguridade S.A., Fucapi S.A. and Banco da Amazônia S.A., as well as several other entities and associations. He is currently an effective member of the Fiscal Council of KaMin Cadam S.A and CSN S.A and a member of the audit committee of BRF S.A. and SIMPAR S.A. (holding company of JSI, Movida, etc.). He is a member of the Ethics Committee in Corporate Governance of the IBGC – Instituto Brasileiro de Governança Corporativa and a member of the Fiscal Council of the Instituto Mulheres em Operações, and also an alternative member of the Fiscal Council of Banco Santander (Brasil) S.A. for the terms of 2020, 2021 and 2022, and was elected in a separate vote by the majority of shareholders along with minority shareholders holding preferred shares without voting rights attending the Annual General Meeting held in April 2021.

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

The current members of the audit committee are Deborah Stern Vieitas, who acts as coordinator, Maria Elena Cardoso Figueira, who acts as financial expert, Vania Maria da Costa Borgerth, and René Luiz Grande. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on April 29, 2022 to serve for a one-year term.

Set forth below are the biographies of the members of our audit committee:

Deborah Stern Vieitas, See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Maria Elena Cardoso Figueira. Ms. Figueira is Brazilian, was born on November 29, 1965 and graduated in Economics from the Pontifícia Universidade Católica do Rio de Janeiro. Ms. Figueira is a board of directors, Supervisory Board and Audit Committee member certified by the IBGC (the Brazilian Institute of Corporate Governance) and a partner of Figueira Consultoria, her individual advisory firm. Ms. Figueira has attended training programs in Brazil (through ISE, FAAP, KPMG, Gonew and IBGC) and abroad (through IESE, IE and IBGC) and has extensive professional experience in finance and tax, including at Arthur Andersen, Banco Bilbao Vizcaya, KPMG, Santander (in Brazil, as Deputy Director in charge of Tax Planning, and in Spain, from April 2012 to May 2014, where she worked in the Department of Financial Regulation and Accounting Standards focusing on capital allocation). Since 2004, Ms. Figueira has also served as a member of the audit committees and advisory Boards of: (i) Santander Brasil, acting as an independent member of the audit committee since May 2018; (ii) HSBC Brasil S.A. – Banco de Investimentos (from June 2017 to April 2018), as a member and Chairman of the Advisory and Audit and Risk Committee; (iii) HSBC Brasil S.A. – Banco Múltiplo, from October 2014 to June 2016, as chairman and member of the Advisory Board and the Audit and Risk Committee; (iv) Lojas Americanas S.A., from May 2020 to December 2021, independent audit committee member; and (v) Santander Brasil, from August 2004 to April 2012, as an independent member of the audit committee, Coordinator and financial expert. Since 2015, Ms. Figueira has been an associate member and participant of the Financial Institutions Governance Committee, of the Independent Appellate Board and a coordinator of the Women Corporate Directors WCD, Brazil chapter. Since 2017, she has been an associate member and participant of the Strategic Governance Committee of Amcham Brasil. Since 2020, she has been a member of the Supervisory Board of Camil Alimentos S.A. Since 2021 she has been a member of the Audit Committee of Hospital Sírio Libanês and member of the Supervisory Board of B3 S.A. Since 2022 she has been a member of the Audit Committee of Br Properties S.A.

Vania Maria Borgerth. Ms. Borgerth holds a degree in Accounting from Universidade Santa Úrsula, an MBA in Finance from IBMEC, an MBA in IFRS from FIPECAFI and a specialization in accounting from Fundação Getúlio Vargas. She holds a master’s degree in Business Administration from IBMEC and is a PhD student in Accounting and Business Administration from FUCAPE Business School. Ms. Borgerth has over 25 years of solid experience in the financial market. At BNDES, she held several executive positions such as Financial Policy and Investor Relations Manager, Chief Accountant, Advisor to the CEO and Controllership Superintendent, Council Member (Fiscal) at FAPES Pension Fund and Member of the Risk Committee. A member of the UN Council for Corporate Reporting (UNCTAD/ISAR), she headed the Brazilian delegation from 2013-2020. She has served as Representative of Brazil in several international standards bodies such as IFRS Foundation, IAASB (auditing standards), IESBA (accounting ethics standards), Shift Project (human rights) and IIRC (Integrated Reporting). At the IBGC, she coordinated the “Transparency” pillar of the Positive Governance Agenda, and represents the Institute as an IIRC Council Member and participates in the Sustainability Regulation WG. She is the Operational Coordinator of the Federal Accounting Council Working Group that prepared OCPC no. 09 (CVM Resolution No. 14), which deals with Integrated Reporting. She is the author of a book focused on the ethical aspects of the Sarbanes-Oxley Act and a lecturer. She holds an International Certificate in IFRS from the Association of Certified Chartered Accountants (ACCA) and a Board of Directors Certificate from the IBGC.

René Luiz Grande. Mr. Grande is Brazilian and was born on April 19, 1953. He holds a degree in Economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in National Financial System from Fundação Instituto de Administração. He was an employee of the Brazilian Central Bank, qualified by the public examination since June 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank he served as an Analyst from 1975 to 1978; Technical Assistant from 1978 to 1989; Inspection Supervisor from 1989 to 1999; Head of the Banking Supervisory and Technical Department from 1999 to 2003; and Deputy Head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of Head of Human Resources with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975. At Banco Santander (Brasil) S.A., Mr. Grande was Coordinator of the audit committee between the years 2012 and 2017, a member of the Risks and Compliance Committee between January 2018 and June 2020, and is currently an independent member of the Audit Committee.

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

The current members of the compensation committee are Deborah Patricia Wright, who acts as coordinator, Pedro Augusto de Melo and Luiz Fernando Sanzogo Giorgi. The current members of the compensation committee were appointed on May 3, 2021 December 17, 2021 and March 24, 2022, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2023.

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

The current members of the risk and compliance committee are Pedro Augusto de Melo (who acts as coordinator), José de Paiva Ferreira and Jaime Leôncio Singer. The current members of the risk and compliance committee were appointed on May 3, 2021 December 17, 2021 and September 15, 2022, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2023.

Pedro Augusto de Melo. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

José de Paiva Ferreira. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Jaime Leôncio Singer. Mr. Jaime Singer, Brazilian, was born on January 3, 1966. He has a Master’s degree in Business Administration from Harvard Business School and a Bachelor’s degree in Economic Sciences from the Federal University of Rio de Janeiro. He was a member of the Boards of Directors (Certified Board of Directors by IBGC – Brazilian Institute of Corporate Governance) and Advisory boards, as well as advisory committees to Councils. Certified as ANBIMA Manager – Brazilian Association of Financial and Capital Markets Entities (CGA). Independent Consultant with more than 26 years of experience in advising customers in the areas of corporate finance (M&A, capital market operations (Debt and Equity– IPOs and Follow-ons), restructuring of financial liabilities and commercial partners), strategic planning and corporate development/new business in Brazil and in internationalization projects. He has had a long career in Brazilian and international financial institutions, having been responsible in Brazil for the investment banking area of a European financial conglomerate. More recently, he has held “C-level” positions in publicly traded companies. He has Sector knowledge in the industries of (i) Transport/Urban Mobility, (ii) Infrastructure, Logistics and Distribution of oil and gas, (iii) Transmission of electricity, (iv) agribusiness in general (highlight for animal protein, fertilizers and retail of agricultural products), (v) banks/financial market, (vi) Data Analytics/Big Data and (vii) payments/acquiring.

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

The current members of the nomination and governance committee are Deborah Patricia Wright, Luiz Fernando Sanzogo Giorgi and Pedro Augusto de Melo. The current members of the Nomination and Governance Committee were appointed on May 3, 2021, December 17, 2021 and March 24, 2022, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2023.

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

Marília Artimonte Rocca. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Álvaro Antônio Cardoso de Souza. Mr. Álvaro de Souza is Portuguese and was born on September 5, 1948. He holds degrees in Economics and Business Administration from the Pontifícia Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as the University of Pittsburgh and the Wharton Business School of the University of Pennsylvania. He is the Managing Director of AdS – Management, Consulting and Investments, a firm which provides advice on investments and general management. He is Chairman of the Board of Santander Brasil and a member of Santander Global Board in Spain. He has worked in several banks, including Citibank, where he worked for 32 years in Brasil and abroad. In addition to the period he worked at Citigroup, he was founder and President of Banco ABC, then a subsidiary of Globo Group, Chairman of the Deliberative Council of Fundo Brasileiro para Biodiversidade (FUNBIO), and president of the American Chamber of Commerce in São Paulo (AmCham Brasil). He was also a board member of WWF International, Mastercard International and several Brazilian companies, such as AmBev S.A., Celbrás, Ultraquímica, SPCI Computers, Lazard Brazil Bank, Triângulo Bank, CSU Cardsystems, Duratex S/A. and Gol Airlines, and was President of the board of directors of WWF Brasil. Mr. Souza was chairman of our board of directors from December 2016 to December 2021. He is currently a member of the Sustainability Committee of Santander Brasil and a member of the board of directors of Santander Group in Spain.

Andrea Marques de Almeida. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Carlos Aguiar Neto. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Luiz Masagão Ribeiro Filho. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Tasso Rezende de Azevedo. Mr. Azevedo is Brazilian and was born in 1972. He has a degree in forestry engineering from the Luiz de Queiroz School of Agriculture at the University of São Paulo. He is a socio-environmental entrepreneur and consultant on forestry, climate change and sustainability. Mr. Azevedo is coordinator of the Greenhouse Gas Emissions and Removal Estimation System (SEEG) as well as the MAPBIOMAS Project, a platform that maps and monitors changes in land cover and use in Brazil, the Amazon Basin and other regions through multi-institutional collaboration. He also serves as a visiting scholar at Princeton University and as a board member for several organizations including Rainforest Alliance, NEPCon, Imaflora and the Institute of Energy and Environment. Currently, Mr. Azevedo is also a member of the Sustainability Committee of Banco Santander (Brasil) S.A.

Executive Committee

Our Executive Committee is made up of our Chief Executive Officer, Senior Vice President Executive Officers and Vice President Executive Officers. The Executive Committee is responsible for examining policies relating to business management, operational support, human resources and capital allocation. The Executive Committee also reviews our primary technological, infrastructure and services projects.

Contract Termination

Our employment agreements with members of our management are entered into for an unspecified term. The termination of these employment agreements voluntarily by members of our management, or as a result of their failure to comply with their obligations thereunder, does not entitle our managers to any financial compensation.

6D. Employees

As of December 31, 2022, we had 52,603 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the dates indicated.

	As of December 31,
	2022	2021	2020
Administrative employees	11,130	17,630	12,722
Commercial areas employees	41,473	31,204	31,877
Total	52,603	48,834	44,599

The following table presents a breakdown of our full-time, permanent employees (in accordance with local criteria) by geographic location within Brazil at the dates indicated.

	As of December 31,
	2022	2021	2020
Region
Midwest	1,526	1,047	1,430
Northeast	4,880	4,547	4,066
North	857	774	674
Southeast	29,076	30,545	30,595
South	3,392	10,839	3,596
Other	12,872	1,082	4,238
Total	52,603	48,834	44,599

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

We also offer a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. Currently the largest plan is SantanderPrevi, a plan that is closed for new participants since July 2018. As of January 2018, the SBPrev pension plan, administered by Icatu Seguros, was implemented for new employees and new members. As of December 31, 2022, 28,495 participants were enrolled in SantanderPrevi plan, and the total assets under management under the plan was approximately R$4.47 billion. As of December 31, 2022, we had 5,661 registered participants in the SBPrev plan, with total amount under management of R$494,784 million. For additional information on our pension plans, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

The Brazilian Banking Employees’ Union represents most of our employees in the event of a potential conflict with our banking employees and/or the banking union, and negotiations are conducted by the FENABAN. Every two years, usually in September, all Brazilian banks have a collective negotiation period in which they revise salary structures. During this period, the Brazilian Banking Employees’ Union negotiates the percentages of readjustment for fixed salary and benefits of bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN. Negotiations related to wages and salaries for the period 2022-2024 have already been concluded and the levels of compensation agreed are consistent with market practice. Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant losses through strikes and our management believes it has good relations with our employees.

6E. Share Ownership

The following table provides the names of our directors and executive officers as well as members of our Fiscal Council who owned shares of Santander Brasil as of February 24, 2023.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Adriana Marques Lourenço de Almeida	56,821	(1)	56,821	(1)	(1)
Alessandro Tomao	136,746	(1)	136,746	(1)	(1)
Alexandre Guimarães Soares	18,488	(1)	18,488	(1)	(1)
Ana Paula Neves Granieri Domenici	9,507	(1)	9,507	(1)	(1)
Ana Paula Vitali Janes Vescovi	30,589	(1)	30,589	(1)	(1)
André de Carvalho Novaes	47,218	(1)	47,218	(1)	(1)
André Juaçaba de Almeida	24,252	(1)	24,252	(1)	(1)
Andrea Marques de Almeida	3,478	(1)	3,478	(1)	(1)
Angel Santodomingo Martell	252,394	(1)	252,394	(1)	(1)
Antonio Pardo de Santayana Montes	57,079	(1)	57,079	(1)	(1)
Carlos Aguiar Neto	31,471	(1)	31,471	(1)	(1)
Carlos José da Costa André	42,599	(1)	42,599	(1)	(1)
Celso Mateus De Queiroz	25,264	(1)	25,264	(1)	(1)
Claudenice Lopes Duarte	14,612	(1)	14,612	(1)	(1)
Daniel Mendonça Pareto	9,775	(1)	9,775	(1)	(1)
Deborah Patricia Wright	—	(1)	—	(1)	(1)
Deborah Stern Vieitas	—	(1)	—	(1)	(1)
Ede Ilson Viani	89,540	(1)	89,540	(1)	(1)
Elita Vechin Pastorelo Ariaz	49,624	(1)	49,624	(1)	(1)
Flávia Davoli	46,013	(1)	46,013	(1)	(1)
Francisco Soares da Silva Junior	74,386	(1)	74,386	(1)	(1)
Franco Luigi Fasoli	46,379	(1)	46,379	(1)	(1)
Geraldo José Rodrigues Alckmin Neto	41,132	(1)	41,132	(1)	(1)
Germanuela de Almeida de Abreu	18,600	(1)	18,600	(1)	(1)
Gilberto Duarte de Abreu Filho	79,787	(1)	79,787	(1)	(1)
Gustavo Alejo Viviani	219,867	(1)	219,867	(1)	(1)
Gustavo de Souza Fosse	28,161	(1)	28,161	(1)	(1)
Igor Mario Puga	15,578	(1)	15,578	(1)	(1)
Jean Paulo Kambourakis	42,414	(1)	42,414	(1)	(1)
Jean Pierre Dupui	286,511	(1)	286,511	(1)	(1)
José Antonio Álvarez Álvarez	1	(1)	—	(1)	(1)
José de Paiva Ferreira	498,188	(1)	498,187	(1)	(1)
Luciana de Aguiar Barros	47,749	(1)	47,750	(1)	(1)
Luis Guilherme Mattos de Oliem Bittencourt	27,784	(1)	27,784	(1)	(1)
Luiz Masagão Ribeiro Filho	123,459	(1)	123,459	(1)	(1)
Maria Teresa Mauricio da Rocha Pereira Leite	14,609	(1)	14,609	(1)	(1)
Marília Artimonte Rocca	—	(1)	—	(1)	(1)
Marilize Ferrazza Santinoni	34,590	(1)	34,590	(1)	(1)
Mario Roberto Opice Leão	285,487	(1)	285,487	(1)	(1)

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Murilo Setti Riedel	16,381	(1)	16,381	(1)	(1)
Paulo César Ferreira de Lima Alves	26,385	(1)	26,385	(1)	(1)
Paulo Fernando Alves Lima	24,010	(1)	24,010	(1)	(1)
Paulo Sérgio Duailibi	32,120	(1)	32,120	(1)	(1)
Pedro Augusto de Melo	—	(1)	—	(1)	(1)
Ramón Sanchez Díez	31,677	(1)	31,677	(1)	(1)
Ramon Sanchez Santiago	20,445	(1)	20,445	(1)	(1)
Reginaldo Antonio Ribeiro	88,699	(1)	88,699	(1)	(1)
Renato Ejnisman	—	(1)	—	(1)	(1)
Ricardo Olivare de Magalhães	19,603	(1)	19,603	(1)	(1)
Richard Flavio Da Silva	43,642	(1)	43,642	(1)	(1)
Roberto Alexandre Borges Fischetti	173,664	(1)	173,664	(1)	(1)
Robson de Souza Rezende	24,934	(1)	24,934	(1)	(1)
Rogério Magno Panca	23,837	(1)	23,837	(1)	(1)
Sandro Kohler Marcondes	47,228	(1)	47,228	(1)	(1)
Sandro Mazerino Sobral	61,699	(1)	61,699	(1)	(1)
Sandro Rogério da Silva Gamba	62,113	(1)	62,113	(1)	(1)
Thomaz Antonio Licarião Rocha	85,135	(1)	85,135	(1)	(1)
Tiago Celso Abate	40,833	(1)	40,833	(1)	(1)
Vanessa de Souza Lobato Barbosa	148,182	(1)	148,182	(1)	(1)
Vítor Ohtsuki	20,722	(1)	20,722	(1)	(1)
Total	3,860,825		3,860,824

(1)	Owns less than 0.01%.

Shares held by members of our Board of Directors, our officers and members of our Fiscal Council do not have special voting rights in relation to shares held by our other shareholders.

For a description of our equity compensation plans, see “––B. Compensation.”

6F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of February 24, 2023, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V. owned approximately 89.53% of our total capital stock.

The following table presents the beneficial ownership of our common and preferred shares as of February 24, 2023.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Share (thousands)	Percentage of Total Share Capital

Sterrebeeck BV (1)	1,809,583,330	47.387	1,733,643,596	47.112	3,543,226,926	47.252
Grupo Empresarial Santander SL (1)	1,627,891,019	42.630	1,539,863,493	41.846	3,167,754,512	42.245
Banco Santander, S.A.	2,696,163	0.071	—	—	2,696,163	0.036
Administrators/Executives (2)	3,860,825	0.101	3,860,824	0.105	7,721,649	0.103
Treasury Shares	31,138,524	0.825	31,138,524	0.846	62,277,048	0.831
Other minority shareholders	343,525,170	8.996	371,329,583	10.091	714,854,753	9.533
Total	3,818,695,031	100.000	3,679,836,020	100.000	7,498,531,051	100.000
(1)	An affiliate within the Santander Group.
(2)	Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

For further information of our ownership structure, see “Item 18. Financial Statements” of this annual report on Form 20-F, in notes 27 – Shareholders’ equity (letter a) and 45 – Related party transactions (letter c).

The total of ADRs held by U.S. investors as of February 24, 2023 was 144,027,769. The total number of Units held by U.S. investors as of February 24, 2023, is 51,863,487 (excluding Units held by The Bank of New York Mellon as depositary).

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

On December 31, 2022, we held 62,323,214 shares in treasury, of which 31,161,607 were common shares and 31,161,607 preferred shares.

On February 24, 2023, we held 62,277,048 shares in treasury, of which 31,138,524 were common shares and 31,138,524 preferred shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B. By-Laws—Rights of Common Shares and Preferred Shares.”

7B. Related Party Transactions

We have a related party transactions policy, which is intended to ensure that all transactions covered by the policy are conducted in our interest and that any related party transactions are conducted on an arm’s-length basis on terms substantially similar to those of comparable transactions in the market. The policy defines related transactions as those occurring between us and our shareholders, our subsidiaries, our employees, directors and officers, as well as our subsidiaries’ employees, directors and officers. The policy defines the power to approve certain transactions as resting with the board of directors. Additionally, related party transactions are included in the regular auditing program developed by our internal audit.

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with certain of our affiliates within the Santander Group. As of December 31, 2022, borrowings and deposits from the Santander Group represented approximately 5.3% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of consulting, advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We have entered into agreements with some affiliates of the Santander Group (Santander Global Technology and Operation S.L., in October 2021 Santander Brasil Tecnologia S.A. and Santander Tecnologia e Inovação Ltda became F1rst Tecnologia e Inovação Ltda, Santander Global Technology Brasil Ltda, ) for the outsourcing of certain products and services relating to our information technology platform, including software development and maintenance, infrastructure and cybersecurity.

We believe these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In the years ended December 31, 2021 and 2022, Santander Group affiliates received approximately R$1.3 billion and R$1.5 billion, respectively, for the products and outsourcing provided above. See “Item 4. Information on the Company—B. Business Overview—Technology Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., or “Aquanima,” an affiliate within the Santander Group, which provides procurement services to Santander Brasil and its affiliates. We procure solutions in trade negotiations, tactical and strategic purchasing, online procurement, supplier management, outsourcing, consulting, and vendor risk assessment from Aquanima. Our relationship with Aquanima include the joint purchases of materials and services between different customers and other economic groups, which we believe allow for greater efficiency in price negotiations and rationalization of services, as well as the engagement of real estate management services in 2021. We paid Aquanima R$45 million in 2022 and R$47 million in 2021 for the services rendered in those years.

Spin-Off of Getnet and Related Arrangements

On February 25, 2021, further to the Material Facts disclosed on November 16, 2020 and February 2, 2021, we announced that our Board of Directors approved the spin-off of our merchant acquiring business, which was undertaken by our then-subsidiary, Getnet, in order to concentrate the technology and payments businesses of Santander Group within PagoNxt, a new technology-focused global payment platform. On March 31, 2021, the shareholders of Santander Brasil approved the Spin-Off. Prior to the conclusion of the Spin-Off, Santander Brasil owned 100% of Getnet’s total capital stock. The Spin-Off was completed on October 26, 2021. As a result of the Spin-Off: (i) Santander Spain, our controlling shareholder, became Getnet’s controlling shareholder directly and indirectly through certain of its subsidiaries, (ii) Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and (iii) we stopped consolidating Getnet within our results of operations on March 31, 2021. For more information about the Spin-Off, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Spin-Off of Getnet.”

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

Santander Brasil Distribution Channel

We may, pursuant to the Partnership Agreement, market certain of Getnet products and services to our customer base. Any such distribution by Santander Brasil is based on marketing materials, guidelines and instructions provided by Getnet for this purpose. Getnet has also agreed, pursuant to the Partnership Agreement, to make such materials, guidelines and instructions available to us. Additionally, we have agreed to give Getnet access to its facilities so that we may distribute equipment to customers, as provided by the Services Agreement executed on January 24, 2019 between Getnet, Itrade Marketing Smollan Brasil Ltda. (third-party provider) and Santander Brasil. Getnet pays certain amounts provided for in the Partnership Agreement to Santander as consideration for these distribution services.

Santander Brasil Integrated Account

Pursuant to the Partnership Agreement, Getnet has agreed to offer preferential terms and conditions to customers who hold current accounts with Santander Brasil as part of the “Santander Brasil Integrated Account” offer (Santander Conta Integrada), including discounts on equipment rental fees, discounts in the fees charged for prepayment of receivables, and discounts on monthly service fees. In view of the special abovementioned conditions granted to Santander Brasil’s customers, Santander Brasil has agreed to reimburse Getnet for the full amount of the discounts granted to such customers.

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

On December 8, 2020, we entered into a quota purchase agreement with Getnet whereby we sold to Getnet the entirety of the issued share capital of Paytec. For further information regarding this sale, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events.”

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

As of December 31, 2022, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$13,824.5 million and have been provisioned, We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$35,869.3 million.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings. Our primary legal and administrative proceedings relating to fully recognized tax liabilities are as follows:

•	PIS/COFINS Litigation: We and our subsidiaries filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, according to which PIS and COFINS must be levied on all revenues of legal entities. Prior to the said rule being in force, which had already been overruled in numerous recent decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the “STF,” in relation to non-financial corporations, PIS and COFINS were levied only on revenues related to the sale of goods. On April 23, 2015, the STF issued a decision applicable only to Santander Brasil, accepting jurisdiction over the appeal relating to PIS and rejecting jurisdiction over the appeal relating to COFINS. The tax authorities appealed the decision of the STF regarding COFINS, which was rejected on August 19, 2015. Regarding COFINS, the case is closed, with a decision in favor of Santander Brasil. In December 2022, the appeal related to the PIS started to be judged with a favorable vote of the rapporteur. Thus, after evaluating the forecasts and also considering procedural aspects, there was an improvement in the classification of the chances of success by our lawyers, so that the risk of loss is now considered possible, with an outflow of resources representing economic benefits to settle the PIS obligation not being probable. The appeals filed by other companies in the group are awaiting judgment. As of December 31, 2022, such claims amounted to R$4,234 million and R$2,436 million is fully provisioned.

As of December 31, 2022, our tax proceedings with a probable risk of loss amounted to approximately R$4,483 million, which was fully provisioned, and our tax proceedings with a possible risk of loss amounted to approximately R$33,069 million.

Our primary legal and administrative proceedings classified with a probable loss risk assessment are as follows:

•	ISS Litigation: Certain municipalities levy ISS on certain revenues derived from transactions not usually classified as the rendering of services. We have filed suit against the payment of such taxes. As of December 31, 2022, the total amount involved in these proceedings totaled R$319 million, which was fully provisioned.
•	Social Security Litigation: We are involved in administrative and judicial proceedings relating to the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute taxable wages. As of December 31, 2022, amounts related to these proceedings totaled R$134 million, which are fully provisioned.
•	Banking Transactions Tax Litigation: In May 2003, the Brazilian Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda., or “Santander DTVM” and another tax assessment against Santander Brasil. The tax assessments refer to the collection of the compulsory contribution over financial transaction (Contribuição Provisória sobre Movimentação Financeira), or the “CPMF,” on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. The administrative discussion ended unfavorably for both companies. On July 3, 2015, Santander Brasil and F1rst Tecnologia e Inovação Ltda. (the current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was rejected. We appealed this decision. On December 8, 2020, our appeals were rejected. We filed an appeal for clarification against this decision, which was rejected. As a result, new appeals to the superior courts, including to the Brazilian High Court of Justice (Superior Tribunal de Justiça), or “STJ,” and the STF have been filed. The amount under discussion in these proceedings as of December 31, 2022 totaled R$1,807 million. Based on the assessment of legal counsel, a provision of R$1,016 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as having a possible risk of loss refer to judicial and administrative proceedings involving tax matters which were deemed by our management, based on the advice of our legal counsel, as having a possible risk of loss, and were not recognized as liabilities. Such main lawsuits include:

•	Losses on loans: We have challenged tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from IRPJ and CSLL bases did not meet the relevant requirements under applicable law. As of December 31, 2022, the amount related to this challenge was approximately R$1,670 million.
•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados), or “PLR”: We are involved in administrative and judicial proceedings arising from a tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with the law. We have appealed these assessments, as we consider our tax treatment to be appropriate based on the applicable law and the nature of the payments. As of December 31, 2022, amounts related to these proceedings totaled approximately R$8,329 million.

•	IRPJ and CSLL on Capital Gains Litigation: The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros S.A. (the legal successor of ABN AMRO Brasil Dois Participações S.A., or “AAB Dois Par”) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the applicable tax laws and the capital gain was properly taxed. The administrative discussion ended unfavorably. We filed a lawsuit requesting the cancellation of tax assessments. We are responsible for any adverse outcome in this proceedings as the former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2022, the amount related to this proceeding was approximately R$522 million.
•	Goodwill amortization of the acquisition of Banco Real: In October 2014, the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 million, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising from our merger with Banco Real cannot be deducted. We are awaiting a decision by the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF.” As of December 31, 2022, the amounts related to this proceeding totaled approximately R$1,548 million. This case is classified as having a possible risk of loss concerning the amortization of goodwill and a remote risk of loss in relation to the fine charged in the case.
•	Goodwill amortization of the acquisition of Banco Sudameris: In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization in relation to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2022, the amount related to this proceeding was approximately R$699 million.
•	Unrecognized Compensation Litigation: We are currently engaged in legal and administrative proceedings with the Brazilian Federal Revenue Service relating to the failure to ratify certain tax offsets with credits we were owed by the Brazilian government due to overpayment or undue payment. As of December 31, 2022, the amount related to these proceedings was approximately R$5,320 million. The risk of loss is classified as possible.
•	ISS on Financial Institutions Litigation: We are currently party to proceedings relating to the payment of ISS to various municipalities with respect to various revenues arising from operations that are usually not classified as services. On December 31, 2022, the amounts related to these proceedings totaled approximately R$4,716 million.
•	Use of CSLL Tax and Negative Tax Loss: We are currently party to proceedings relating to tax assessments issued by the Brazilian Federal Revenue Service in 2009. These proceedings relate to the alleged undue compensation of tax loss carryforwards and negative basis of CSLL, because of tax assessments drawn up in previous periods. A judgment is pending at the administrative level. As of December 31, 2022, the amount related to these assessments was R$1,157 million.

IRRF on International Shipping Litigation: The company filed an appropriate judicial measure to avoid the taxation of Income Tax (IRRF) on income derived from the provision of services performed by a company abroad because they do not involve the transfer of technology, avoiding Double Taxation, due to the existence of International Treaties. After the favorable decision, we are awaiting decision in Court with an appeal by the Attorney Federal. The risk of loss is classified as possible. As of December 31, 2022, the amount related to these assessments was R$692 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid for or adequately provisioned all such potential liabilities. In addition, we are the defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. The Brazilian Superior Labor Court has issued a binding judicial precedent determining that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered their services (secondary liability). If this happens, the service taker’s liability will be limited to the services that were rendered by each individual. As of December 31, 2022, our labor proceedings with a probable risk of loss amounted to R$1,623.7 million, which has been provisioned. Our labor proceedings with a possible risk of loss amounted to R$315.1 million.

Former Employees of Banco do Estado de São Paulo S. A. Litigation

A claim was filed in 1998 by the association of retired Banespa employees, the “AFABESP,” requesting the payment of a half-yearly bonus contemplated in the bylaws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit was approved by the board of directors of Banespa. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors of Banespa. The relevant clause in the bylaws was repealed in 2001. The Brazilian Regional Labor Court and the Brazilian Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20, 2019, a decision of the STF rejected the extraordinary appeal filed by Santander Brasil. We have brought a rescission action to revert the decision in the main proceedings and suspend procedural enforcement. The rescission action was dismissed in 2020 and, as of the date of this annual report, the deadline to file an extraordinary appeal to the STF has not yet lapsed. A decision of the Regional Labor Court in July, 2021 determined that the execution should be individualized and in the corresponding courts of the residence each person represented by AFABESP. The current court decision does not define a specific amount to be paid by the defendants (this would only be determined once a final decision in the individual enforcement proceedings is issued, which is not the case yet). Our legal advisors have classified the risk of loss as probable.

IGP-DI Litigation

In 2002, AFABESP filed a lawsuit in the Federal Court of Brazil on behalf of its associates, requesting the readjustment of certain social security supplements to which people admitted to the respective retirement plan before May 22, 1975 were entitled, according to the Index General Price Index for Internal Availability in Brazil (General Price Index – Internal Availability), or the IGP-DI, inflation index. The lower court decision was favorable to the plaintiffs and determined that the readjustment should be made, but only for periods of time when no other form of readjustment was applied. Santander Brasil and Banesprev appealed against this decision, but both appeals were denied. We are currently awaiting judgment of the Special and Extraordinary Appeals filed by Santander Brasil and BANESPREV. At the same time, AFABESP requested provisional compliance with the judgment at first instance and, in response, we filed a petition for some members of AFABESP to be excluded from the list of beneficiaries of this decision, since these members were already plaintiffs in other lawsuits related to these questions. The court has not ruled definitively on our action, so there is still no definitive list of beneficiaries of its decision. Based on the assessment of our legal advisors, the risk of loss is possible, which is why no provision was recorded.

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

The lower court ruling prohibited submitting employees to abusive targets. It also determined that the targets should only be reviewed annually and that their annual variation should be subjected to collective bargaining between Santander Brasil and the unions. The ruling also prohibited us from setting targets for employees in the back office and control departments and required payment of indemnity for collective moral damages in the amount of R$274.4 million, in addition to the imposition of certain daily fines. Finally, the ruling determined that we are required to implement a new experimental target program under the terms provided for in the decision dated January 1, 2020. We appealed that decision. However, we were unsuccessful in our appeal, and the judgment reinstated the lower court judgment with respect to compliance with the targets. We filed a review appeal, and a stay was granted by the appeals court such that we will only have to comply with the lower court judgment once it becomes final and unappealable. We estimate the risk of loss as possible.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2022, our probable loss risk in connection with civil proceedings amounted to R$2,772.1 million, which has been fully provisioned, and our possible loss risk in connection with civil proceedings amounted to R$2,488.2 million. For civil lawsuits considered to be common and similar in nature, provisions are recorded based on statistically averaged previous payments and on legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

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

In April 2010, the STJ set the statute of limitation for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants. There are no new claims in connection with this matter due to the statute of limitations. The decisions issued to date have been adverse for the banks, although some proceedings have been brought to the STJ and the STF, where it is expected that they will be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs as to the merits, but excluding one of the plans from the claim, thereby reducing the amount of the award and once again confirming the five-year statute of limitations. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress are stayed until the court issues a final decision. Although the STF initiated judgment in November 2013, a formal ruling has not been handed down as of the date hereof and we cannot predict when a formal ruling will be handed down by either the STJ or the STF.

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

Similar proceedings have been brought by the Federal General Accounting Office (Tribunal de Contas de União), or the “TCU,” and the CVM to determine the liability for losses caused to pension funds as a result of their investments in the Fund. The pension funds involved in the CVM proceeding are PETROS – Fundação Petrobras de Seguridade Social and Postalis – Instituto de Previdência Complementar. Only damages to Postalis are under discussion in the TCU proceeding. The status of these and other legal proceedings in which losses incurred by the Fund are being discussed are as follows:

•	TCU Proceedings: in 2021, the TCU handed down a favorable decision to Santander Brasil, which, however, was the subject of an appeal. There is a favorable opinion for maintaining the decision, but the appeal has not yet been judged.
•	CVM Proceedings: Santander Brasil presented its defense, but in May 2022, Santander Brasil was ordered to pay R$450,000, which was the subject of an appeal in August 2022 and which is still pending.
•	Misconduct Proceedings: initially, a single misconduct proceeding was filed against Santander Brasil and its former manager. The proceeding was dismembered with respect to each party and, as of the date of this annual report, both parties presented their defense and the proceedings are pending.
•	Popular Action Proceedings (Ação Popular): Santander Brasil presented its defense, and the proceedings are now pending.

IBAMA Litigation

On October 10, 2016, after an inspection conducted in rural properties located in the State of Mato Grosso, the Brazilian Environment Authority (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or “IBAMA,” filed an infraction notice against us alleging that we had financed the production of corn in a protected area. The amount of the fine was set at R$47.5 million (approximately U.S.$8.5 million). According to IBAMA, financing seed production in protected areas is considered an environmental infraction due to the potential environmental damage that it may cause. We filed an administrative defense on November 9, 2016, stating that we had not financed production in a protected area, given that the financing agreement with the property owner had no connection with the production of seeds. Even though IBAMA failed to present any new evidence with respect to this matter within the three-year limitations period, it has decided to maintain the fine, as a result of which the administrative proceedings have concluded. In January 2023, we filed a judicial complaint against IBAMA to annul these administrative proceedings. We believe that the risk of loss in these judicial proceedings is remote.

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

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011, a unanimous decision of the CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the CARF’s superior appeals panel (Câmara Superior de Recursos Fiscais) with respect to the merits, but not the fine, and the 2002 fiscal year, which was already subject to the statute of limitation. As a result, the assessment was reduced to R$1.8 billion. In December 2017, this favorable decision was modified in favor of the Brazilian Federal Revenue Service. Concurrently with the administrative proceeding, through a class action (Ação Popular), the administrative proceeding was returned to the CARF for a new judgment, which has not yet been handed down. However, the Brazilian Federal Revenue Service continues to charge us; therefore, a new lawsuit was filed to discuss this issue. There has not yet been a decision by the trial court, but an injunction has been granted to suspend the enforceability of the debt. In parallel to the administrative proceedings, a class action (Ação Popular was filed seeking a new judgment in the CARF. The decision was favorable to the plaintiff, but the Federal Regional Court, in a judgment issued in September 2022, repealed the initial decision and dismissed the claim. As the plaintiff appealed only with regard to the attorney's fees, the case was decided unfavorably for the plaintiff and the decision of the CARF prevails. In June 2010, the Brazilian Federal Revenue Service issued two other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil was not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million, the proceedings were partially unfavorable. We have filed claims for cancellation of these tax assessments. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008, Santander Brasil challenged this tax assessment and was granted a favorable decision by the trial court. The tax authority has appealed the decision and this was accepted. We are currently awaiting a final decision. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

In addition in June 2013, Brazilian tax authorities issued an infraction notice against us as the responsible party liable for the tax on the capital gain allegedly obtained in Brazil by an entity which is not resident in Brazil, Sterrebeeck B.V., as a result of a shares merger (incorporação de ações) transaction carried out in August 2008. Through this transaction, we acquired all the shares of Banco Real and AAB Dois Par by providing the shareholders of these entities’ newly issued shares through a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction, Sterrebeeck B.V, obtained income subject to tax in Brazil consisting of the difference between the issuance value of our shares that were received and the acquisition cost of the shares delivered in the exchange. A new appeal was filed with the CARF, which is awaiting judgment. This appeal was partially allowed and we filed an injunction against the unfavorable portion of the appeal. The case is currently awaiting judgment. Based on the advice of our external legal counsel, we believe that the position taken by the Brazilian tax authorities is not correct, and there are arguments for appeal against the infraction notice. As a result, the risk of loss is considered to be remote. Consequently, we have not made any provisions in connection with these proceedings.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income, The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of R$)
Net Income under Brazilian GAAP	12,358	14,996	14,056
(-) Legal Reserve	618	750	703
(=) Amounts Available for distribution	11,740	14,246	13,353
Mandatory Dividends – 25.0%	2,935	3,561	3,338
Interest on Shareholder’s Equity	5,280	3,649	3,325
Dividends	2,820	6,000	512
Total (Interest on Shareholder’s Equity and Dividends)	8,100	9,649	3,837
Dividends distributed in excess of the Mandatory Dividend	5,165	6,088	499

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In the year ended December 31, 2022, we declared dividends and interest on shareholders’ equity in the gross amount of R$8,100 million, of which R$3,000 million was paid on March 4, 2022, R$1,700 million on May 16, 2022, R$1,700 million on September 6, 2022 and R$1,700 million on November 22, 2022. The table below shows the amounts paid to our shareholders in the periods indicated.

	For the Year Ended December 31,
	2022	2021	2020
	(in millions of R$, except per share figures)
Dividends	2,820	6,000	512
Interest attributable to shareholders’ equity	5,280	3,649	3,325
Total	8,100	9,649	3,837
Dividends and interest on capital per 1,000 shares
Common shares	1,035.69	1,231.79	489.83
Preferred shares	1,139.27	1,354.98	538.82

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

The price of our units and ADSs may experience volatility, which could negatively impact holders of our units and ADSs.

The following table shows our outstanding publicly traded common shares and preferred shares as of February 24, 2023:

Free Float	B3	NYSE
Common shares	199,497,401	144,027,769
Preferred shares	227,301,814	144,027,769
Total	426,799,215	288,055,538

Units, Common and Preferred Shares Traded on B3

The table below sets forth the high, low and last daily sales prices in reais for our common shares on the B3 for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2020 Annual	25.90	10.50	21.66
1st Quarter	25.90	11.29	12.99
2nd Quarter	16.57	10.50	13.97
3rd Quarter	15.62	12.51	13.05
4th Quarter	22.35	12.71	21.66
2021 Annual	22.45	15.67	15.76
1st Quarter	22.25	17.13	18.75
2nd Quarter	22.45	17.84	19.61
3rd Quarter	21.09	15.77	16.64
4th Quarter	17.90	15.67	15.76
2022 Annual	17.43	12.02	13.30
1st Quarter	17.85	13.98	17.44
2nd Quarter	17.93	13.80	13.85
3rd Quarter	15.02	12.73	14.27
4th Quarter	15.33	12.02	13.30
2023 Annual(*)	14.94	12.47	13.44
1st Quarter*	14.94	12.47	13.44

* Through February 24, 2023.

The table below sets forth the high, low and last daily sales prices in reais for our units on the B3 for the periods indicated.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2020 Annual	24.28	11.42	23.49
1st Quarter	24.25	12.00	13.87
2nd Quarter	16.46	11.42	14.22
3rd Quarter	16.19	13.96	14.90
4th Quarter	24.28	14.56	23.49
2021 Annual	25.00	17.62	18.11
1st Quarter	25.00	18.20	20.82
2nd Quarter	24.26	19.25	21.06
3rd Quarter	21.85	18.52	18.77
4th Quarter	20.53	17.62	18.11
2022 Annual	18.86	13.55	14.94
1st Quarter	19.39	15.42	18.85

2nd Quarter	19.40	15.01	15.14
3rd Quarter	16.67	13.92	16.05
4th Quarter	17.35	13.55	14.94
2023 Annual(*)	16.59	14.39	15.50
1st Quarter (*)	16.59	14.39	15.50

* Through February 24, 2023.

The table below sets forth the high, low and last daily sales prices in reais for our units on the B3 for the periods indicated.

	B3 Units – SANB11
	High	Low	Last
	R$ per share
2020 Annual	48.21	21.54	44.83
1st Quarter	48.21	22.75	26.00
2nd Quarter	32.47	21.54	27.59
3rd Quarter	31.41	26.22	27.72
4th Quarter	46.60	27.00	44.83
2021 Annual	47.20	33.24	33.76
1st Quarter	47.20	35.34	39.60
2nd Quarter	46.80	37.36	40.50
3rd Quarter	42.59	34.22	35.37
4th Quarter	38.15	33.24	33.76
2022 Annual	36.32	25.52	28.19
1st Quarter	37.36	29.26	36.25
2nd Quarter	37.36	28.71	28.81
3rd Quarter	31.73	26.56	30.14
4th Quarter	32.52	25.52	28.19
2023 Annual (*)	31.59	26.62	29.01
1st Quarter(*)	31.59	26.62	29.01

* Through February 24, 2023.

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

	NYSE ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2020 Annual	12.68	3.69	8.64
1st Quarter	12.68	4.55	5.17
2nd Quarter	6.74	3.69	5.22
3rd Quarter	6.11	4.76	4.94
4th Quarter	8.95	4.80	8.64
2021 Annual	9.27	5.81	5.95
1st Quarter	8.84	6.34	7.05
2nd Quarter	9.27	6.62	8.20
3rd Quarter	8.34	6.39	6.54
4th Quarter	6.99	5.81	5.95
2022 Annual	7.98	4.80	5.39
1st Quarter	7.85	5.33	7.70
2nd Quarter	7.98	5.42	5.49
3rd Quarter	6.21	4.87	5.61
4th Quarter	6.29	4.80	5.39
2023 Annual(*)	6.11	5.03	5.66
1st Quarter (*)	6.11	5.03	5.66

* Through February 24, 2023.

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

Regulation of Brazilian Securities Markets

The Brazilian securities market is regulated by the CVM, as provided for in Brazilian Law No. 6,385/76, as amended, and by the Brazilian Corporate Law, as well as the CMN and the Brazilian Central Bank.

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

In order to keep our securities listed on the B3, we are required to comply with the provisions of the B3’s Issuer Manual (Manual do Emissor), which establishes technical and operational procedures and criteria applicable to companies that have securities listed on the B3. The most up-to-date version of the B3’s Issuer Manual became effective as of January 18, 2022.

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

In 2016, the Brazilian Code of Corporate Governance for Publicly-held Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), or the “Governance Code,” was published by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). It sets forth corporate governance principles, guidelines and actions applicable for publicly held companies and establishes a “comply or explain” enforcement model. On June 8, 2017, following a public consultation on the implications of the Governance Code for Brazilian companies, the CVM issued Normative Ruling No. 586 introducing the necessary changes to the existing securities regulation in order to make these consistent with the provisions of the Governance Code. These changes were incorporated to CVM Resolution No. 80, issued on March 29, 2022, which repealed CVM Normative Ruling No. 586.

The rules initially established by Normative Ruling No. 586 and incorporated to Resolution No. 80 apply to companies (i) which are registered as category “A” issuers with the CVM, (ii) which have securities admitted for trading in the stock market by an authorized stock exchange (entidade administradora de mercado organizado), and (iii) which has issued and outstanding shares or units not held by controlling shareholder, any affiliates of the controlling shareholder or by the relevant company´s directors or officers. We fulfill all three of these criteria and are therefore subject to these rules.

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, as a foreign direct investment under the New Foreign Exchange Law, or as a portfolio investment under the applicable regulation enacted by CMN and CVM. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Internal Revenue. This registration process is undertaken by a financial institution or an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil.

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

Foreign direct investors under the New Foreign Exchange Law may sell their shares in both private and open market transactions, but these investors are currently subject to a less favorable tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions. For more information on foreign direct investors, see “Item 10. Additional Information—D. Exchange Controls—Foreign Investment in Brazil—Foreign Direct Investment.”

Since March 30, 2015, CMN Resolution 4,373 also deals with investments of foreign capital in Brazil through Depositary Receipts, or “DRs,” and superseded the former rule (CMN Resolution 1,927 of May 18, 1992).

We filed an application to have the ADRs approved under the former rule by the Brazilian Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADRs decides to exchange such ADRs for the underlying units, the holder will be entitled to (i) sell the units on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our units, (ii) convert its investment into a foreign portfolio investment under CMN Resolution 4,373, or (iii) convert its investment into a foreign direct investment under the New Foreign Exchange Law. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences for an investor residing outside Brazil of investing in our units in Brazil.

If a holder of ADRs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 4,373 or a foreign direct investment under the New Foreign Exchange Law, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADRs for units.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADRs into foreign portfolio investments. If a holder of ADRs elects to convert its ADRs into a foreign direct investment under the New Foreign Exchange Law, the conversion will be carried out by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also require the units to be converted into shares.

If a foreign direct investor under the New Foreign Exchange Law wishes to deposit its units into the ADR program in exchange for ADRs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be carried out by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. This may also involve the need to change the units into shares.

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

As a financial institution, we are subject to certain limitations set forth by the Banking Reform Law, as amended, Law No. 13,506/17, as well as related regulations. For more information in relation to such limitations, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Principal Limitations and Obligations of Financial Institutions” and “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Administrative Proceedings in the Brazilian National Financial System, the Brazilian Payment System and Capital Markets.”

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

Nevertheless, these rights can only be exercised by the holders of shares who maintained their holding for at least three months before the date of the annual shareholders’ meeting. The Brazilian Corporate Law also permits a multiple vote procedure to be adopted, upon request by shareholders representing at least 10% of our voting capital. Pursuant to CVM Resolution No. 70 of March 22, 2022, the percentage needed to call for a multiple vote to elect members of the board of directors, in public companies with capital stock exceeding R$100 million, is 5% of the voting capital per request of multiple vote.

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

Quorum of General Meetings

As a general rule, the Brazilian Corporate Law sets forth that a general meeting can be held if shareholders holding at least 25% of voting shares are present, at the first call, and at the second call if any number of holders of voting shares are present. If the shareholders have been convened to resolve on amendments to the By-Laws, the quorum at the first call must be at least two-thirds of the voting shares and, at the second call, any number of holders of voting shares.

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

Call Notice of Our Shareholders’ General Meetings

The Brazilian Corporate Law requires all general meetings to be called by a minimum of three entries in a periodical of mass circulation in São Paulo, where the B3 is located. Our call notices for meetings are currently published in the Valor Econômico newspaper. The first call must be published not more than 30 days before the date of the meeting, and the second call not more than eight days in advance. However, in certain circumstances, at the request of any shareholder, the CVM may (i) after consulting us, require the shareholders’ meeting to be postponed and held 30 days after the first call; and/or (ii) suspend for up to 15 days the advance notice required for an extraordinary general meeting, to give the shareholder time to understand and analyze the proposals to be voted on at the meeting. The call notices must give full details of the agenda for the meeting (the term “general matters” being prohibited) and the adequate supporting documents must be available to the public on the CVM’s website from the date of publication of the first call.

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
(3)	When it is intended to carry out a takeover, a total or partial spin-off, transformation or corporate re-organization; and
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

On November 1, 2019, our Board of Directors approved the unit repurchase program to cover the acquisition of up to 37,256,072 units or ADRs, representing 37,256,072 common shares and 37,256,072 preferred shares by us or our branch in the Cayman Islands, corresponding to approximately 1% of the totality of our corporate capital. The repurchase program ended on November 4, 2020.

On February 2, 2021, our Board of Directors approved the unit repurchase program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 36,956,402 units or ADRs, representing 36,956,402 common shares and 36,956,402 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. The repurchase program ended on August 2, 2022.

On August 2, 2022, our Board of Directors approved the unit repurchase program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 36,986,424 units or ADRs, representing 36,986,424 common shares and 36,986,424 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. The repurchase program ends on February 5, 2024.

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

The disposal of control will also be subject to the prior authorization of the Brazilian Central Bank, pursuant to the terms and conditions of Central Bank Resolution No. 4,970/22. For additional information, please refer to “Item 4. Information on the Company—4B. Business Overview—Regulation and Supervision.”

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

According to CVM Resolution No. 80, of March 29, 2022, as amended, the reference form must be filed with the CVM annually, within five months of the closing date of the reporting period, in the form established by the regulation. The reference form (formulário de referência) shall be updated, prior to a public offer, as well as upon the occurrence of certain events determined by the regulation that alter the information described therein, within seven business days of the respective change. This document contains complete information regarding us and, in general, includes the matters addressed in this annual report.

CVM Resolution No. 155, of July 23, 2022, as amended, or “CVM Resolution 155,” provides that we are also subject to the disclosure of our consolidated financial statements based on IFRS within four months of the end of each reporting period. The financial statements mentioned by CVM Resolution 155 must be disclosed in their entirety, together with (i) the management report, (ii) explanatory note expressly stating without reservation that the consolidated financial statements are in accordance with IFRS as issued by the IASB and Brazilian GAAP, and (iii) the opinion of the independent auditors. Within 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated into English; or (ii) disclose our financial statements or consolidated financial statements in accordance with IFRS as issued by the IASB, accompanied by the independent auditors’ review report.

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

We are required to send such information to CVM and B3 under CVM Resolution 44 within 10 days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition). We are also required to provide the CVM and B3 within the same time period the information related to the securities traded by us, our entities and affiliated companies.

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

The resolution establishes that the following information must be provided: (i) the name and qualification of the person acquiring the shares, including the registration number in the Natural Persons Registry (Cadastro de Pessoas Físicas), or “CPF,” or in the National Register of Legal Entities (Cadastro Nacional de Pessoas Jurídicas), or “CNPJ”; (ii) the reason for the participation and aimed quantity of shares, containing, if it were the case, a declaration by the acquiring party that it does not intend to alter the composition of its control or the structure of the company’s administration; (iii) the number of shares and other securities or other financial instruments referenced in such shares, of physical or financial settlement, specifying the number, class and type of such shares; (iv) indication of any agreements ruling the exercise of voting rights or the purchase and sale of our securities; and (v) if the shareholder is resident or domiciled abroad, the name and the registration number in the CPF or CNPJ of its agent or legal representative in Brazil for the purposes of article 119 of the Brazilian Corporate Law.

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

10D. Exchange Controls

Foreign Investment in Brazil

Foreign Direct Investment

Foreign direct investment in Brazil is regulated by the New Foreign Exchange Law. A foreign direct investor under the New Foreign Exchange Law must:

•	report his/her condition as a foreign direct investor with the Brazilian Central Bank;
•	obtain a taxpayer identification number from the Brazilian tax authorities;
•	appoint a tax representative in Brazil; and
•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

Foreign capital in amounts (per transaction) exceeding R$100 thousand must be reported to the Brazilian Central Bank through the Foreign Capital Information Reporting System – Foreign Direct Investment, or the “Sistema de Prestação de Informações de Capital Estrangeiro – Investimento Estrangeiro Direto,” within 30 days of the flow of funds into Brazil in accordance with the New Foreign Exchange Law. The reporting of foreign capital (in amounts per transaction exceeding R$100 thousand) is required for the remittance of profits abroad, the repatriation of capital and the formalization of reinvestments. Investments will always be reported in the foreign currency in which they are made, or in Brazilian currency, if the funds are derived from a non-resident account properly held in Brazil.

Other than such reporting obligations, foreign investment is not subject to government approvals or authorizations and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in regard to financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors.

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

Tax on Foreign Exchange Transactions (IOF/Exchange)

The IOF on Exchange Transactions, or “IOF/Exchange,” is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 0.38%. However, foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution 4,373 are generally subject to the IOF/Exchange at a rate of zero. The Brazilian government may increase any of these rates at any time, up to 25%. However, any increase in rates would only apply to future transactions.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes IOF tax on Transactions Involving Bonds and Securities, or “IOF/Bonds.” Currently, the IOF Bonds tax is due at a daily rate of 1.0%, limited to 96.0% of the income generated by fixed income bonds, on the redemption amount or the amount received from assignment or renegotiation. The rate is reduced to zero as from the thirtieth day. The rate of IOF/Bonds tax applicable to transactions of variable income securities, including those traded in stock, commodities or futures markets that involve shares, or units composed of shares, is reduced to zero.

The IOF Derivatives Tax, or the “IOF/Derivatives” tax, was established by Decree 7,563 dated September 16, 2011, with the original levy of 1% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in Brazil that individually results in an increased foreign exchange exposure on a short position. However, under Decree 8,027 of June 12, 2013 the tax rate was reduced to zero.

Other Brazilian Taxes

The inheritance and gift tax (Imposto sobre Transmissão Causa Mortis e Doação de Quaisquer Bens ou Direitos), or “ITCMD” is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares, or units comprised of shares, that are abroad to individuals who are resident in Brazil is subject to taxation. If the shares are in Brazil and are transferred to a non-resident, the ITCMD will apply if the donor is domiciled in Brazil and the recipient is domiciled abroad. The ITCMD is a state tax with a minimum rate of 2% and a maximum rate of 8%.

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

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder might be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADRs or units. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022. We have not determined whether these limitations will prevent a U.S. Holder from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADRs or units. U.S. Holders should therefore consult their tax advisors as to the availability of foreign tax credits for any amounts withheld with respect to dividends on ADRs or units. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.

In addition, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by the U.S. Holder on the disposition. Consequently, a U.S. Holder currently is not expected to be able to claim a foreign tax credit for any Brazilian tax imposed on any gains from the sale or exchange of ADRs or units. However, a U.S. Holder may, at its election, deduct such Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2022. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

We also file consolidated financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Rio de Janeiro 20159-900, Brazil. The CVM maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the CVM, The address of that website is http://www.cvm.gov.br. We also file consolidated financial statements and other periodic information with the B3. The address of the B3 website is http://www.b3.com.br.

10I. Subsidiary Information

Not applicable.

10J. Annual Report to Security Holders

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

The frequency with which quantitative and qualitative risk management information is prepared depends on the information provided, as follows:

Daily information:

i.	liquidity and market risk: includes data on treasury limits (VaR, positions, sensitivity of linear and nonlinear econometric models) and the principal changes in the treasury portfolio. Also includes short-term liquidity and liquidity buffer calculation.

Weekly information:

i.	focuses on generating updated high-level information in different segments (focused on solvency risk) or portfolios (focused on market risk), as well as a summary of the relevant facts and expected short-term changes;
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

Committee	Main Responsibilities	Members	Meeting Frequency
Executive Risk Committee	• Enable the application, at the local level, of the Santander Group’s risk culture, aligning the Santander Brasil’s strategy, predisposition and risk tolerance level (“Main Guide”) to the mission and objective of its business areas	• CEO	Weekly
	• Approves the risk appetite secondary metrics that will be proposed to the board of directors of Santander Brasil;	• Vice President Executive Officer (Chief Risk Officer),
	• Manage exposures from different customers, economic sectors and types of risks, including, among others, the following functions:	• Vice President Executive Officer of Legal and Corporate Affairs
	• Approve risk proposals for credit and market operations, including, among others, underwriting operations of fixed and variable income, customer limits for Treasury products, ALCO (Assets and Liabilities Committee) limits, debt restructuring proposals and payment arrangements;	• Executive Superintendent of Wholesale’s Risks
	• Handle general issues related to market risk, cross-border limits, country risk, global banking operations, and market risk approvals;	• Vice-President Executive Officer of Corporate and Investment Banking
	• Adopt and, if necessary, validate, portfolio sales or individual asset-credits;	• Vice President Executive Officer of Corporate

	• Approve predefined internal risk regulations and monitor the Strategic Business Plan main indicators;	• Vice President Executive Officer of Private Banking and Wealth Management
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
• Provide information to our board of directors and to our Executive Committee and assistance, if needed, in order to execute the tasks assigned to risk management by applicable law, the by-laws, the board of directors´ rules of procedure and the regulation of the Risk Executive Committee; and
• Approve the creation, modification and termination of other committees or decision bodies and their regulations and delegate to those committees or people empowerment on decision-making and risk management,
Risk Control Committee	• Oversee the Risk Identification and Assessment (RIA) exercise;	• Chief Financial Officer	Biweekly
	• Conduct a full segment and regular follow up of all risks, including Conduct Risk, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors;	• Chief Risk Officer • Vice President Executive Officer of Finance and Strategy

• Conduct an independent and periodic control report on risk management activities, which includes:	• Executive Superintendent of Enterprise Risk Management
• Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the Bank and monitoring of key strategic projects;	• Executive Superintendent of GIR and Relationship with Supervisors

•        Monitor the observance of appetite and risk policies, advising our Risk and Compliance Committee on these issues;

•        Approve the secondary metrics of Risk Appetite,

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

•        Chief Compliance Officer

•        Vice President Executive Officer of Legal and Corporate Affairs

•        Chief Data Officer

•        Vice President Executive Officer of Audit

•        Executive Superintendent of Operational Risk

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

•        Provide the board of directors, through our Risk and Compliance Committee, and our Executive Committee the information and assistance needed regarding risks for the fulfillment of its functions in risk management matters assigned to it by law, the board of directors´ rules of procedure and the regulation of the Risk Control Committee; and

•        Approve the operation of hierarchically lower-risk control committees and their respective regulations;

•        aspects related to capital management, including:

•        Present the impact of new regulations and the results of the elaboration of QIS (Quantitative Impact Study);

•        Review and evaluate responses to additional requests made by regulators regarding capital management issues;

•        Carry out the analysis and supervision of the results of the capital adequacy assessment exercises and their main components (schedule, assumptions, economic scenarios, methodologies, results, capital buffer, contingency plans and other relevant aspects) of the following processes: ICAAP, TEBU (Bottom-up Stress Test), Strategic.

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

There is also a more robust model called Rating Plus which is addressed to mid-size companies a few other retail customers. This model combines the customers’ internal and external financial behavior, information obtained from their balance sheets and a questionnaire that is adapted in accordance with the companies’ individualities.

The evaluation made by Rating Plus seeks to attribute an internal classification for the costumers defining their risk level in comparison with their creditworthiness. The classification as well as the credit analyses for these customers are usually made manually through specific proposals or limits.

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

All credit requests from our wholesale customers must be approved by a credit committee, which are outlined below:

Authorization Required	Limit
Territorial Committee	Up to R$50 million
Superior and High Risk Committee	Up to R$250 million
Wholesale Committee	Up to R$500 million
Executive Risk Committee	Up to R$1 billion

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

For a breakdown of our portfolio by internal risk rating, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Internal Risk Rating.”

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

Assets and Liabilities Committee

Our asset and liability management strategy is defined by our assets and liabilities committee (ALCO), which operates under the guidelines and procedures established by the Santander Group. Members of the committee include our Chief Executive Officer, Chief Risk Officer, Vice President Executive Officer – Finance and Strategy, Vice President Executive Officer – CFO, Director – Financial Management and the Chief Economist. The assets and liabilities committee establishes strategies, policies and procedures with the objective of managing our balance sheet and risk structure.

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

Volatility risk

Volatility risk is the sensitivity of a portfolio to volatility in a number of risk factors, including interest rates, exchange rates and equity prices. This risk is applicable to financial instruments which have volatility as a variable in their valuation model.

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

The following outlines the main source of risk for which we are exposed:

Trading book

The trading book includes financial services to customers and purchase-sale and positioning mainly in fixed income, equity and currency products. The trading book comprises our proprietary positions in financial instruments held for resale and/or bought to take advantage of current and/or expected differences between purchase and sale prices. This portfolio also includes positions in financial instruments deriving from market-making and sales activities. As a result of trading fixed income, equity, commodities and foreign exchange products, we are exposed to their respective market risks. We are also exposed to volatility when non-linear derivatives are used and credit spreads.

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

Market Risk Management Framework

Our board of directors is responsible for establishing our policies, procedures and limits with respect to market risk, including which businesses to invest in and maintain. Our Risk and Compliance Committee monitors our overall performance in relation the risks we assume. Together with the local and global assets and liabilities committees, each market risk unit measures and monitors our market and liquidity risk and provides figures to the assets and liabilities committees to use in managing such risks.

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

Global market risk management policies define our risk limit structure while our Risk and Compliance Committee reviews and approves such policies. Business managers administer their activities within these limits. The risk limit structure covers both our trading and non-trading portfolios and includes limits on fixed income instruments, equity securities, foreign exchange and derivative instruments.

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

Quantitative analysis

Trading activity

Quantitative analysis of daily VaR in 2022

Our risk performance with regard to trading activity in financial markets between 2020 and 2022, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2022, VaR fluctuated between R$40 million and R$50 million, with an average of R$40.9 million. The histogram below shows the distribution of average risk in terms of VaR in 2022 where the accumulation of days with VaR levels between R$30 million and R$50 million can be observed in 86.9 % of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2022 VaR values by risk factor were as follows:

268

	2021	2022
	Period End	Low	Average	High	Period End
	(in millions of R$)
Trading VaR	34.4	22.1	40.9	95.5	33.8
Diversification Effect	(12.8)	(3.6)	(27.2)	(71.1)	(21.3)
Interest Rate VaR	34.9	19.7	33.4	72.2	20.7
Equity VaR	6.4	3.7	9.3	24.4	9.9
Foreign Exchange VaR	5.9	4.8	22.2	65.5	23.2
Commodity VaR	0.1	—	3.3	9.5	1.4

The average VaR for 2022 was R$40.9 million, with most of the risk due to interest rate positions. Santander Brasil was relatively conservative in equity and commodities trading activity in line with the approach taken over the last few years.

The average VaR of the four main risk factors, interest rates, equity prices, exchange rates and commodities were R$33.4 million, R$9.3 million, R$22.2 million and R$3.3 million respectively, with a negative average diversification effect of R$27.2 million. The chart below shows the evolution of the VaR interest rates (IR), VaR exchange rates (FX), VaR equity prices (EQ) and Commodities (CM), at a 99% confidence level, over a day time frame and a 15-day moving average.

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for customers. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments.

The chart below shows the VaR Vega performance of our structured derivatives business in 2022, 2021 and 2020. In the most recent year, this figure fluctuated around an average of R$8.9 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2022, A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2022, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis, From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor, The sum of the largest losses of each risk factor is the result of the Worst Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(7.7)	(29.0)	(11.7)	(48.4)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$48.4 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2022

Convertible Currencies

At the end of 2022, the sensitivity of NIM at one year, to a parallel rise of 100 basis points in the local yield curve was R$945 million.

In addition, at the end of 2022, the sensitivity of MVE to parallel rises of 100 basis points in the yield curves was R$2,154 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2022 in millions of reais.

Gap	Total	0-1 Month	1-3 Months	3-6 Months	6-12 Months	1-3 Years	3-5 Years	> 5 Years	Not Sensitive
Money Market	161,265	70,403	409	862	1,862	1,594	1,360	5,187	79,590
Bonds	146,517	38,576	2,053	1,563	4,891	17,111	18,140	9,116	55,067
Loans	498,411	146,122	65,117	58,729	60,644	68,732	60,507	49,760	(11,200)
Permanent	20,471	—	—	—	—	—	—	—	20,471
Other	256,733	46,416	—	—	—	—	—	—	210,318
Total Assets	1,083,397	301,516	67,579	61,154	67,397	87,437	80,007	64,063	354,245
Money Market	161,265	69,270	611	129	710	85	11	—	90,450
Deposits	447,438	275,360	9,454	11,623	9,722	13,033	16,881	92,095	19,270
Loans Liability	61,090	12,771	14,882	19,850	12,491	1,229	941	—	(1,073)
Issues	153,989	94,413	5,247	4,595	19,051	5,957	16,698	8,028	—
Equity and Other	259,614	49,753	—	—	—	—	3,367	2,088	204,407
Total Liabilities	1,083,397	501,566	30,194	36,197	41,973	20,304	37,898	102,210	313,054
Balance Gap	—	(200,050)	37,385	24,956	25,424	67,133	42,109	(38,148)	41,191
Off-Balance Gap	22,333	(46,018)	22,559	(80)	(420)	10,526	8,864	6,511	20,391
Total Structural GAP	22,333	(246,068)	59,945	24,876	25,003	77,659	50,972	(31,636)	61,582
Accumulated Gap	22,333	(246,068)	(186,123)	(161,247)	(136,244)	(58,585)	(7,613)	(39,249)	22,333

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, increased R$398 million during 2022, reaching a maximum of R$945 million in December, The sensitivity of the market value increased R$481 million during 2022, reaching a maximum of R$2,154 million in December, The main factors in 2022 that influenced the sensitivity were the volatility of the interest curve, updating of methodologies and the effects of strategies in the business areas.

The following chart shows our NIM and MVE sensitivity during each month in 2022.

Interest Rate Risk Profile as of December 31, 2022

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2022 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Local Currency Gap
Money Market	142,985	62,295	409	862	1,862	1,594	1,360	5,187	69,417
Bonds	117,496	36,777	120	137	1,407	10,484	9,246	7,658	51,667
Loans	410,042	103,428	49,076	45,260	51,889	66,051	59,421	47,121	(12,204)
Permanent	20,449	—	—	—	—	—	—	—	20,449
Other	157,973	24,604	—	—	—	—	—	—	133,369
Total Assets	848,944	227,104	49,605	46,259	55,157	78,129	70,027	59,966	262,698
Money Market	161,265	69,270	611	129	710	85	11	—	90,450
Deposits	402,728	259,254	3,926	5,032	7,780	10,250	13,672	88,723	14,091
Loan Liabilities	(1,075)	—	—	—	—	—	—	—	(1,075)
Issues	127,226	92,807	3,114	3,286	5,111	5,025	12,944	4,938	—
Equity and Other	145,040	18,255	—	—	—	—	—	2,088	124,697
Total Liabilities	835,183	439,586	7,651	8,447	13,601	15,360	26,627	95,748	228,163
– Balance Gap	13,761	(212,482)	41,953	37,812	41,556	62,769	43,399	(35,782)	34,535
Off-Balance Gap	(10,393)	(48,332)	(7,108)	(114)	(1,144)	10,312	9,964	5,638	20,391
Total Structural Gap	3,368	(260,814)	34,846	37,698	40,412	73,081	53,363	(30,144)	54,926
Accumulated Gap	3,368	(260,814)	(225,969)	(188,271)	(147,859)	(74,778)	(21,414)	(51,558)	3,368

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Foreign Currency Gap
Money Market	18,280	8,108	—	—	—	—	—	—	10,173
Bonds	29,021	1,799	1,933	1,426	3,484	6,628	8,894	1,457	3,399
Loans	88,369	42,694	16,041	13,469	8,756	2,680	1,086	2,639	1,004
Permanent	23	—	—	—	—	—	—	—	23
Other	98,760	21,812	—	—	—	—	—	—	76,948
Total Assets	234,453	74,413	17,975	14,894	12,240	9,308	9,980	4,096	91,547
Money Market	—	—	—	—	—	—	—	—	—
Deposits	44,711	16,106	5,528	6,591	1,942	2,783	3,209	3,372	5,179
Loan Liabilities	62,165	12,771	14,882	19,850	12,491	1,229	941	—	2
Issues	26,763	1,606	2,133	1,309	13,940	932	3,754	3,090	—
Equity and Other	114,574	31,497	—	—	—	—	3,367	—	79,710
Total Liabilities	248,214	61,980	22,543	27,750	28,372	4,944	11,271	6,462	84,891
– Balance Gap	(13,761)	12,432	(4,568)	(12,856)	(16,132)	4,364	(1,291)	(2,366)	6,656
Off-Balance Gap	32,726	2,314	29,667	34	724	214	(1,100)	873	—
Total Structural Gap	18,965	14,747	25,099	(12,822)	(15,409)	4,578	(2,391)	(1,492)	6,656
Accumulated Gap	18,965	14,747	39,846	27,024	11,615	16,193	13,802	12,309	18,965

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2022 and 2021 broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

272

	2022				2021
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	22.1	40.9	95.7	33.8	34.4
Non-trading	—	—	—	—	—
Diversification effect	—	—	—	—	—
Total	22.1	40.9	95.7	33.8	34.4

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

	2022				2021
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	19.7	33.4	72.2	20.7	34.9
Non-trading	—	—	—	—	—
Diversification effect	—	—	—	—	—
Total	19.7	33.4	72.2	20.7	34.9

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2022				2021
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	4.8	22.2	65.2	23.2	5.9
Non–trading	—	—	—	—	—
Diversification effect	—	—	—	—	—
Total	4.8	22.2	65.2	23.2	5.9

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2022				2021
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	3.7	9.3	24.4	9.9	6.4
Non–trading	—	—	—	—	—
Diversification effect	—	—	—	—	—
Total	3.7	9.3	24.4	9.9	6.4

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Commodity Price Risk

	At December 31,
	2022				2021
	Low	Average	High	Period End	Period End
	(in millions of R$)
Commodity price risk
Trading	—	3.3	9.5	1.4	0.1
Non-trading	—	–	–	–	–
Diversification effect	—	–	–	–	–
Total	—	3.3	9.5	1.4	0.1

Our daily VaR estimates by activity were as set forth below:

	2022				2021
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	19.7	33.4	72.2	20.7	34.9
Exchange rate risk	4.8	22.2	65.2	23.2	5.9
Equity price risk	3.7	9.3	24.4	9.9	6.4
Commodity price risk	—	3.3	9.5	1.4	0.1
Total Trading	22.1	40.9	95.7	33.8	34.4
Non-trading
Interest rate risk	3,844.9	4,505.4	5,128.8	5,064.2	4,418.9
Exchange rate risk	—	—	—	—	—
Equity price risk	—	—	—	—	—
Commodity price risk	—	—	—	—	—
Total Non-Trading	3,844.9	4,505.4	5,128.8	5,064.2	4,418.9
Total (Trading + Non-Trading)	3,867.0	4,546.3	5,224.5	5,098.0	4,453.3
Interest rate risk	—	—	—	—	—
Exchange rate risk	4.8	22.2	65.2	23.2	5.9
Equity price risk	3.7	9.3	24.4	9.9	6.4
Commodity price risk	—	3.3	9.5	1.4	0.1

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Non-trading VAR is calculated using a 21-day timing gap instead of on a daily basis.

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

To accomplish our operational risk objectives, we have established a risk model based on three lines of defense, aimed at continuously improving and developing our management and control of operational risks. The three lines of defense are:

•	First line of defense: all business and support areas within Santander Brasil are responsible for identifying, managing, mitigating and reporting operational risks related to its activities.
•	Second line of defense: the operational risk and internal control departments is responsible for monitoring and ensuring control over operational and technological risk management practices throughout the organization. It is also responsible for implementing and communicating our operational risk culture, defining methodologies, policies, tools, training, applicable procedures and requirements for the effective management of operational risk.
•	Third line of defense: the Internal Audit department is responsible for undertaking independent reviews of the risk management activities carried out by the first and second lines of defense, and for promoting continuous improvements in both lines.

The objectives of the operational risk management model are:

•	to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses, and to mitigate their financial, and nonfinancial impacts;
•	to provide support to decision-makers within Santander Brasil;
•	to ensure there is sufficient coverage to cover the possible impacts of operational risk on an ongoing basis; and
•	to maintain control of operational risk in a manner which is consistent with business strategy.

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

Cybersecurity Risk

We are exposed to cybersecurity risk as part of our day-to-day operations. We rely on our technological infrastructure, detection tools, protection, event containment measures, technical team training programs, employee training and awareness initiatives, and alignment of our processes with recognized business continuity management practices to manage cybersecurity risk.

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

We also invest in security and technology solutions to improve training and awareness initiatives for our employees, customers and society more generally (such as through Cyber Defenders, a biannual awareness activity for our executives). Moreover, we provide mandatory security training to all employees, in addition to our leadership, to promote cyber awareness throughout our organization. Higher risk business areas, such as SWIFT payment operators, IT developers, IT asset owners, receive enhanced training.

Further, we conduct security campaigns for our customers and society with influencers on social media and rolling out increased customer information protection products, such as facial and digital biometrics, the Santander ID system, online cards and online security awareness courses to small business, such as “Programa Avançar” and Cyber Heroes. Furthermore, we cooperate and exchange information and experience relating to cybersecurity with local and international security communities, such as local telecommunications companies and other financial institutions and as a member of the Financial Services – Information Sharing and Analysis Center community.

Our business continuity management model takes into consideration both local and international guidelines (e.g., European Central Bank guidelines) for cybersecurity risks and includes plans to deal with severe events. We review the impact these events may have on day-to-day operations and endeavor to mitigate such threats. Our crisis governance mechanisms include our senior management, where committees are formed by previously defined and approved members. We also have mechanisms to trigger business continuity plans in case of cyber, operational and financial crises which involve departments necessary to act and support our operations in the preparation of strategies to contain these types of crises.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.”

Social and Environmental Risk

Since 2002, we have remained at the forefront of social and environmental risk analysis in Brazil, which has become part of our culture. We consider social and environmental risk when deciding whether to maintain or extend credit. Our Social and Environmental Responsibility Policy, or “PRSA,” complies with National Monetary Council Resolution 4,327/2014 and the SARB 14 self-regulation issued by Febraban. Our PRSA establishes guidelines for social-environmental practices applicable to business and stakeholder relations, such as relations with suppliers. These practices include social and environmental risk assessment in granting or using credit. This is carried out through the analysis of the socio-environmental practices of wholesale and core companies (empresas núcleo) SME customers, which have limits or credit risk greater than R$5 million and belong to one of 14 social and environmental priorities sectors, based on their risk level.

Furthermore, the Brazilian Central Bank has recently issued new regulations and standards applicable to us relating to the management and governance of social, environmental and climate risks by financial institutions. These rules relate both to risks resulting from our products, services, and activities, and to risks arising out of the activities of our counterparties, controlled entities, suppliers, and outsourced service providers. The two main regulations are the CMN Resolution No. 4,945/2021, which revoked Resolution 4,327/2014 and instituted new guidelines applicable to the PRSA, and CMN Resolution No. 4,943/2021, which came into effect in July 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—ESG Requirements Applicable to Financial Institutions.”

We have been signatories of the Equator Principles since 2009. The Equator Principles are a framework used by financial institutions to determine, assess, and manage environmental and social risk in projects, and are based on the Performance Standards on Social and Environmental Sustainability of International Finance Corporation (IFC) and the World Bank Group.

In 2016, we started to consider climate change related matters in the credit rating of wholesale customers. In 2020, we began to use a water stress calculator in our socio-environmental assessments and most recently we have considered the concept of resilience for our customers with respect to physical and transition risks. This tool considers the client’s economic activity, hydrographic basin location and measures adopted to save water. It was developed considering the customer’s vulnerability to climate change in general, including changes in legislation or consumer preferences. Furthermore, Santander Brasil has recently announced a plan to promote sustainable development in the Amazon, in collaboration with the two other largest private-sector banks in Brazil. Part of this plan, called Plano Amazônia, aims to eliminate deforestation in the supply chain of cattle for beef processors in the Amazon biome and is being implemented by Santander Brasil. Looking ahead we will expect beef processing customers in the Amazon to have a fully traceable supply chain that is deforestation-free by 2025, including indirect suppliers of cattle, as a requirement for granting credit.

We believe that assessing the socio-environmental risk in our operations, also enables us to mitigate issues of operational, capital, credit, and reputational risk. In 2022, we screened 803 wholesale corporate customers, 815 Empresas Núcleo (Core Companies) customers, and 46 major new projects (including both those that are and that are not subject to the Equator Principles). Furthermore, wholesale segment customers are screened for environmental, social and climate related concerns by the new customer acceptance department when they begin their commercial relationship with us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—Social and environmental risks may have a material adverse effect on us.”

Other Information

Volatile market conditions arising from the COVID-19 pandemic, global supply chain bottlenecks, the ongoing war between Russia and Ukraine and high inflation globally may result in significant changes in macroeconomic conditions, foreign exchange rates, interest rates, and the prices of our securities, which may adversely affect us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally.”

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

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2022, such reimbursements amounted to U.S. $ 3.4 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of December 31, 2022, with the supervision and participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition, as required by the Brazilian Central Bank through CMN Resolution 4,968/21 and Brazilian Central Bank Circular 130/21, the report related to the quality and adequacy of the internal controls will be issued within 45 days after the expected date of publication of the Brazilian GAAP financial statements, which is scheduled to be March 17, 2023 (Brazilian Central Bank – GAAP).

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

With the supervision and participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through February 27, 2023, our management concluded that as of December 31, 2022, its internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers Auditores Independentes Ltda. which has audited our consolidated financial statements for the year ended December 31, 2022, has also audited the effectiveness our internal controls over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing in our consolidated financial statements included in “Item 18. Financial Statements.”

15C. Attestation Report of the Registered Public Accounting Firm

For the report, dated February 27, 2023, from PricewaterhouseCoopers Auditores Independentes Ltda., our registered public accounting firm, on the effectiveness of our internal control over financial reporting as of December 31, 2022, see “Item 18. Financial Statements.”

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

16C. Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PricewaterhouseCoopers Auditores Independentes Ltda. for the fiscal years ended December 31, 2022, 2021 and 2020, as follows:

	For the year ended December 31,
	2022	2021	2020
	(in millions of R$)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	28.9	26.3	24.0
Audit related	0.3	0.2	0.4
All other	0.3	0.4	—
Total	29.5	26.9	24.4

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2022 according to applicable law totaled R$4,194 million.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our units, including units represented by ADRs, by us or our affiliates in 2022.

Calendar Months	Total Number of Units Purchased(1)	Average Price Paid per Unit in R$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs (2)(3)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs (2)(3)(4)
January 2022	—	—	—	—
February 2022	3,499,300	31.8216	3,499,300	—
March 2022	4,893,300	33.2650	4,893,300	—
April 2022	3,256,200	31.9854	3,256,200	—
May 2022	2,997,500	32.8617	2,997,500	—
June 2022	1,962,700	31.3232	1,962,700	—
July 2022	543,700	28.5397	543,700	—
August 2022	—	—	—	—
September 2022	—	—	—	—
October 2022	3,144,600	28.6235	3,144,600	—
November 2022	—	—	—	—
December 2022	—	—	—	—
Total	20,297,300	31.71788	20,297,300	36,986,424

(1)	In the year ended December 31, 2022, no units, including units represented by ADRs, were purchased other than through a publicly announced plan or program by us.
(2)	On February 2, 2021, our board of directors approved, in continuity with the buyback program that expired on November 4, 2020, a new buyback program of our units and ADRs. Our units and ADRs were acquired either directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program covered the acquisition of up to 36,956,402 units or ADRs, representing a combination of 36,956,402 common and 36,956,402 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program was up to 18 months beginning on February 3, 2021 and expiring on August 2, 2022.
(3)	On August 2, 2022, our board of directors approved, as a replacement for our previous buyback program, which expired on the same date, a new buyback program of our units and ADRs. Our units and ADRs will be acquired either directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program covers the acquisition of up to 36,986,424 units or ADRs, representing a combination of 36,986,424 common and 36,986,424 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 18 months beginning on August 3, 2022 and expiring on February 5, 2024.
(4)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the periods as approved by our board of directors.

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

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions without management present, Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected from management members. Our Chief Executive Officer, Mr. Mario Roberto Opice Leão, is a member of our Board of Directors. There is no requirement that our independent directors meet regularly without management. As a result, our independent directors on our board do not typically meet in executive session.

Committees

NYSE rules require that listed companies have a nominating/corporate governance committee and a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. Because we are a controlled company, we are not required to comply with this rule. The responsibilities of the nominating/corporate governance committee include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company. The responsibilities of the compensation committee, in turn, include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive compensation and equity-based plans.

In February 2017, our Board of Directors approved the terms for the establishment of our Nomination and Governance Committee. The Nomination and Governance Committee also oversees corporate governance at Santander Brasil. In addition, CMN rules require us to have a Compensation Committee composed of at least three members. We have created the Compensation Committee whose function is to advise our Board of Directors on matters in connection with, but not limited to (i) fixed and variable compensation policies and benefits and (ii) the long-term incentive plan. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for a complete description of all of our board advisory committees. Pursuant to Brazilian Corporate Law, the aggregate compensation for our directors and executive officers is established by our shareholders.

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

Issuances of Shares

NYSE rules require shareholder approval prior to the issuance of shares, or securities convertible into or exercisable for shares, if (1) the shares have, or will have upon issuance, equal or an excess of 20% of the voting power outstanding before the issuance of such shares; or (2) the number of shares to be issued is, or will be upon issuance be equal to or in excess of 20% of the number of shares outstanding before the transaction.

Pursuant to the Brazilian Corporate Law, the by-laws of companies may permit increases in capital stock without amendments to the by-laws. Such a permission may specify (i) the limit of the capital increase in terms of total amount or number of shares, the type and classes of the shares that may be issued; (ii) whether the issuance of new shares is to be approved by the general shareholders’ meeting or the board of directors; (iii) any conditions to which the issuance of new shares may be subject; and (iv) the circumstances under which shareholders are to benefit from preemptive rights to subscribe for shares. Pursuant to our By-Laws, our board of directors is authorized to approve capital increases involving the issuance of up to 9,090,909,090 shares. Any capital increase is subject to the applicable disclosure requirements set forth in the regulations issued by the CVM regulation, including but not limited to the disclosure of a material fact disclosing the capital increase and the publication of the minutes of the relevant corporate body’s meeting which approved the matter.

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

ITEM 19. EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)       List of Exhibits.

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on March 31, 2021 (incorporated by reference to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2021).
2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-207353) filed with the SEC on October 9, 2015).
2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.3	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.4	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.5	Description of Securities.

Exhibit Number	Description
4.1	Option Plan to Purchase Share Deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).
4.2	Long-Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).
4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no, 001-34476) filed with the SEC on January 9, 2012).
4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no, 001-34476) filed with the SEC on January 15, 2013).
4.5	Long-Term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).
4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit II to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).
4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).
4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit II to our Form 6-K/A (file no. 001-34476) filed with the SEC on December 3, 2015).
4.9	Partnership Agreement between Santander Brasil and Getnet, executed on April 16, 2021 (English translation) (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on February 28, 2022)).*
8.1	List of Subsidiaries (incorporated by reference to Note 3 to our Audited Consolidated Financial Statements filed with this Annual Report on Form 20-F).
11.1	English translation of the Code of Ethical Conduct of Santander Brasil (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on March 28, 2017).
12.1	Section 302 Certification by the principal executive officer.
12.2	Section 302 Certification by the principal financial officer.
13.1	Section 906 Certification by the principal executive officer.
13.2	Section 906 Certification by the principal financial officer.

*	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 28, 2023.

BANCO SANTANDER (BRASIL) S.A.

By:	/s/ Mario Roberto Opice Leão
Name: Mario Roberto Opice Leão
Title: Chief Executive Officer

Banco Santander (Brasil) S.A.

Consolidated Financial Statements

Prepared in accordance with International Financial Reporting

Standards - IFRS

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Report of independent registered
public accounting firm

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinions on the financial statements and
internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the "Company") as of December 31, 2022, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15B - "Management's Annual Report on Internal Control over Financial Reporting". Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

DPT:\REP\BANCOSANTANDERPCAOBDEC22.REP

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

Supplemental information

The reconciliation of stockholders' equity and net income - BRGAAP vs IFRS as of and for the years ended December 31, 2022, 2021 and 2020 and the statements of value added for the years ended December 31, 2022, 2021 and 2020, included in Appendix I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of stockholders' equity and net income - BRGAAP vs IFRS as of and for the years ended December 31, 2022, 2021 and 2020 and the statements of value added for the years ended December 31, 2022, 2021 and 2020 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

Measurement of expected credit losses

As described in Notes 1(c)(2)(1)(ii), 2(h), 9 and 46(b) to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, that involves management's judgment, as set forth in IFRS 9 - "Financial Instruments". At December 31, 2022, the impairment losses on loans and receivables was BRL 34,025,262 thousand on total loans and receivables at amortized cost of BRL 524,655,290 thousand. Management calculates Expected Credit Losses ('ECL') using three main components: a Probability of Default ('PD'), Loss Given Default ('LGD') and Exposure At Default ('EAD') including individual and collective models. The ECL measurement is based on management's estimate of present value expected to be received, including the use of a variety of assumptions such as historical loss experience, credit quality, portfolio size, concentration, economic factors and estimated future cash flows. Additionally, management has considered forward-looking information, including changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skill and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; and (iii) analysis over management's disclosures in the financial statements.

Provisions for judicial and administrative proceedings

As described in Notes 1(c)(2)(1)(iv), 2(q) and 22 to the consolidated financial statements, Provisions for judicial and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel. At December 31, 2022, the Company has recorded provisions for judicial and administrative proceedings of BRL 6,754,262 thousand. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the understanding and testing of the design and the effectiveness of controls relating to identifying, assessing, monitoring, measuring, recording, and disclosing the provisions for judicial and administrative proceedings, including the completeness and accuracy of the data used. We performed confirmation procedures with the law firms responsible for administrative and legal proceedings to confirm the existence of active processes and the completeness of the information. Additionally, with the assistance of our professionals with specialized skill and knowledge, we evaluated the reasonableness of management's assessment for a sample of proceedings taking into consideration the individual progress of similar proceedings.

São Paulo, February 27, 2023

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

We have served as the Company's auditor since 2016.

* Values expressed in thousands, except when indicated.

Consolidated Balance Sheet

Assets	Note	2022	2021	2020

Cash	4	22,003,439	16,657,201	20,148,725

Financial Assets Measured At Fair Value Through Profit Or Loss		58,546,614	18,858,842	60,900,466
Debt instruments	6	3,956,833	3,122,017	3,545,660
Balances With The Brazilian Central Bank		54,589,781	15,736,825	57,354,806

Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		84,834,356	70,570,665	95,843,126
Debt instruments	6	62,234,621	47,752,595	68,520,799
Equity instruments	7	2,365,229	2,020,610	1,818,276
Trading derivatives	8.a	20,234,506	20,797,460	25,504,051

Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		2,134,332	870,162	499,720
Equity instruments	7	240,050	477,707	438,912
Loans and advances to customers	9	1,894,282	392,455	60,808

Financial Assets Measured At Fair Value Through Other Comprehensive Income		55,425,671	101,241,787	109,740,387
Debt instruments	6	55,392,178	101,212,600	109,668,214
Equity instruments	7	33,493	29,187	72,173

Financial Assets Measured At Amortized Cost		663,824,373	633,241,352	554,924,796
Loans and amounts due from credit institutions	5	20,713,315	26,485,913	54,072,564
Loans and advances to customers	9	488,735,746	464,451,587	393,707,229
Debt instruments	6	81,329,013	73,125,011	48,367,791
Balances With The Brazilian Central Bank		73,046,299	69,178,841	58,777,212

Hedging Derivatives	8.a	1,741,318	342,463	743,463

Non-Current Assets Held For Sale	10	699,136	816,345	1,092,909

Investments in Associates and Joint Ventures	11	1,727,570	1,232,646	1,094,985

Tax Assets		46,445,994	41,757,332	41,063,782
Current		7,838,406	4,117,035	3,082,084
Deferred	23.d	38,607,588	37,640,297	37,981,698

Other Assets	15	8,274,529	6,049,028	7,222,411

Tangible Assets	12	8,190,763	8,783,785	9,537,111

Intangible Assets		31,602,734	30,786,788	30,766,498
Goodwill	13	27,889,327	27,915,469	28,360,137
Other intangible assets	14	3,713,407	2,871,319	2,406,361

TOTAL ASSETS		985,450,829	931,208,396	933,578,379

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | F-4

* Values expressed in thousands, except when indicated.

Liabilities and Stockholders' Equity	Note	2022	2021	2020

Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading		40,746,748	36,952,567	75,020,184
Trading derivatives	8.a	18,699,325	24,172,008	29,212,238
Short positions	8.b	22,047,423	12,780,559	45,807,946

Financial Liabilities Measured At Fair Value Through Profit Or Loss		8,921,518	7,459,784	7,038,467
Deposits from Brazilian Central Bank and deposits from credit institutions	20	8,921,518	7,459,784	7,038,467

Financial Liabilities at Amortized Cost		795,284,100	750,093,694	707,288,791
Deposits from Brazilian Central Bank and deposits from credit institutions	16	116,079,014	121,005,909	131,656,962
Customer deposits	17	489,953,489	468,961,069	445,813,972
Marketable debt securities	18	107,120,875	79,036,792	56,875,514
Debt instruments eligible to compose capital	19	19,537,618	19,641,408	13,119,660
Other financial liabilities	20	62,593,104	61,448,516	59,822,683

Hedging Derivatives	8.a	-	446,973	144,594

Provisions		9,115,143	11,604,482	13,814,978
Provisions for pensions funds and similar obligations	21	1,775,202	2,728,126	3,929,265
Provisions for judicial and administrative proceedings, commitments and other provisions	22	7,339,941	8,876,356	9,885,713

Tax Liabilities		7,810,800	8,175,023	10,130,248
Current		4,168,800	5,949,833	5,583,653
Deferred	23.d	3,642,000	2,225,190	4,546,595

Other Liabilities	24	12,892,344	10,501,378	14,051,245

Total Liabilities		874,770,653	825,233,901	827,488,507

Stockholders' Equity	27	114,669,276	109,046,574	106,205,067
Share capital	27.a	55,000,000	55,000,000	57,000,000
Reserves		54,701,499	48,880,561	40,414,981
Treasury shares	27.d	(1,219,316)	(713,039)	(791,358)
Profit for the year attributable to the Parent		14,287,093	15,528,052	13,418,529
Dividends	27.b	(8,100,000)	(9,649,000)	(3,837,085)

Other Comprehensive Income		(4,486,442)	(3,406,428)	(428,080)

Stockholders' Equity Attributable to the Parent		110,182,834	105,640,146	105,776,987

Non - Controlling Interests	26	497,342	334,349	312,885

Total Stockholders' Equity		110,680,176	105,974,495	106,089,872
Total Liabilities and Stockholders' Equity		985,450,829	931,208,396	933,578,379

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | F-5

* Values expressed in thousands, except when indicated.

Consolidated Statement of Income

	Note	2022	2021	2020

Interest and similar income	31	115,225,118	77,987,308	62,774,940
Interest expense and similar charges	32	(67,721,941)	(26,668,842)	(18,332,228)
Net interest income		47,503,177	51,318,466	44,442,712
Income from equity instruments	33	38,073	90,040	33,754
Income from companies accounted for by the equity method	11.a	199,179	144,184	112,261
Fee and commission income	34	21,237,723	20,388,089	20,606,707
Fee and commission expense	35	(6,361,843)	(5,114,788)	(4,378,493)
Gains (losses) on financial assets and liabilities (net)	36	4,153,336	221,782	12,998,060
Financial Assets At Fair Value Through Profit Or Loss		1,626,177	1,555,837	711,949
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading		3,445,525	3,519,626	12,122,794
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss		(270,616)	205,016	172,828
Financial instruments not measured at fair value through profit or loss		(239,777)	(665,853)	(239,054)
Other		(407,973)	(4,392,844)	229,543
Exchange differences (net)	37	545,890	(2,002,286)	(24,700,962)
Other operating expense (net)	38	(841,002)	(1,119,380)	(872,510)
Total Income		66,474,533	63,926,107	48,241,529
Administrative expenses		(18,240,113)	(17,316,419)	(17,114,960)
Personnel expenses	39.a	(9,896,995)	(9,025,702)	(8,871,482)
Other administrative expenses	40.a	(8,343,118)	(8,290,717)	(8,243,478)
Depreciation and amortization		(2,585,502)	(2,433,921)	(2,579,127)
Tangible assets	12.a	(1,860,043)	(1,850,780)	(2,039,805)
Intangible assets	14	(725,459)	(583,141)	(539,322)
Provisions (net)		(1,215,490)	(2,179,417)	(1,656,547)
Impairment losses on financial assets (net)	9.c	(24,828,749)	(17,112,734)	(17,450,188)
Financial Assets Measured At Amortized Cost and contingent commitments		(24,828,749)	(17,112,734)	(17,450,188)
Impairment losses on other assets (net)		(161,434)	(165,799)	(84,908)
Other intangible assets	14	(31,251)	(30,160)	(66,269)
Other assets		(130,183)	(135,639)	(18,639)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	41	22,355	(15,113)	230,713
Gains (losses) on non-current assets held for sale not classified as discontinued operations	42	109,127	47,625	77,463
Operating Income Before Tax		19,574,727	24,750,328	9,663,975
Income taxes	23	(5,235,252)	(9,191,005)	3,786,778
Consolidated Net income for the period		14,339,475	15,559,324	13,450,753
Profit attributable to the Parent		14,287,093	15,528,052	13,418,529
Profit attributable to non-controlling interests	26	52,382	31,272	32,224

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | F-6

* Values expressed in thousands, except when indicated.

Consolidated Statement of Comprehensive Income

	2022	2021	2020

Consolidated Profit for the Year	14,339,475	15,559,324	13,450,753

Other Comprehensive Income that will be reclassified subsequently to profit or loss when specific conditions are met:	(1,108,715)	(3,245,041)	(897,996)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	(707,433)	(2,389,705)	(1,003,155)
Financial Assets Measured At Fair Value Through Other Comprehensive Income	(1,333,521)	(4,255,996)	(1,976,013)
Taxes	626,088	1,866,291	972,858
Cash flow hedges	(401,282)	(855,335)	105,159
Valuation adjustments	(771,020)	(1,628,393)	168,015
Taxes	369,738	773,058	(62,856)

Other Comprehensive Income that will not be Reclassified to net Income:	28,701	266,692	555,624
Defined benefits plan	28,701	266,692	555,624
Defined benefits plan	202,674	592,967	1,110,034
Taxes	(173,973)	(326,275)	(554,410)

Total Comprehensive Income	13,259,461	12,580,976	13,108,381

Attributable to the parent	13,207,079	12,549,704	13,076,157
Attributable to non-controlling interests	52,382	31,272	32,224
Total Comprehensive Income	13,259,461	12,580,976	13,108,381
The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | F-7

* Values expressed in thousands, except when indicated.

Consolidated Statement of Changes in Stockholders’ Equity

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Reserves	Treasury Shares	Option for Acquisition of Equity Instrument	Profit Attributed to the Parent	Dividends	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2019		57,000,000	34,877,492	(681,135)	(67,000)	16,406,932	(10,800,000)	96,736,289	3,345,283	(3,746,537)	859,370	(543,825)	96,650,580	558,581	97,209,161
Total comprehensive income		-	-	-	-	13,418,529	-	13,418,529	(1,003,154)	555,624	-	105,159	13,076,158	32,224	13,108,382
Net profit		-	-	-	-	13,418,529	-	13,418,529	-	-	-	-	13,418,529	32,224	13,450,753
Other comprehensive income		-	-	-	-	-	-	-	(1,003,154)	555,624	-	105,159	(342,371)	-	(342,371)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	-	(1,003,154)	-	-	-	(1,003,154)	-	(1,003,154)
Pension plans		-	-	-	-	-	-	-	-	555,624	-	-	555,624	-	555,624
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	105,159	105,159	-	105,159
Appropriation of net income from prior years		-	16,406,932	-	-	(16,406,932)	-	-	-	-	-	-	-	-	-
Option to Acquire Own Instrument		-	(67,000)	-	67,000	-	-	-	-	-	-	-	-	-	-
Dividends and interest on shareholders' equity for the previous year	27.b	-	(10,800,000)	-	-	-	10,800,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	-	-	-	-	(3,837,085)	(3,837,085)	-	-	-	-	(3,837,085)	-	(3,837,085)
Treasury shares	27.d	-	-	(110,223)	-	-	-	(110,223)	-	-	-	-	(110,223)	-	(110,223)
Other		-	(2,443)	-	-	-	-	(2,443)	-	-	-	-	(2,443)	(277,920)	(280,363)
Balance on December 31, 2020		57,000,000	40,414,981	(791,358)	-	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872

Consolidated Financial Statements | December 31, 2022 | F-8

* Values expressed in thousands, except when indicated.

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2020		57,000,000	40,414,981	(791,358)	13,418,529	(3,837,085)	106,205,067	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872

Total comprehensive income		-	-	-	15,528,052	-	15,528,052	(2,389,705)	266,692	-	(855,335)	12,549,704	31,272	12,580,976
Net profit		-	-	-	15,528,052	-	15,528,052	-	-	-	-	15,528,052	31,272	15,559,324
Other comprehensive income		-	-	-	-	-	-	(2,389,705)	266,692	-	(855,335)	(2,978,348)	-	(2,978,348)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	(2,389,705)	-	-	-	(2,389,705)	-	(2,389,705)
Pension plans		-	-	-	-	-	-	-	266,692	-	-	266,692	-	266,692
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	(855,335)	(855,335)	-	(855,335)
Appropriation of net income from prior years		-	13,418,529	-	(13,418,529)	-	-	-	-	-	-	-	-	-
Spin-Off	27.a	(2,000,000)	(1,167,674)	-	-	-	(3,167,674)	-	-	-		(3,167,674)		(3,167,674)
Option to Acquire Own Instrument		-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	27.b	-	(3,837,085)	-	-	3,837,085	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	-	-	-	(9,649,000)	(9,649,000)	-	-	-	-	(9,649,000)	-	(9,649,000)
Treasury shares	27.d	-	-	78,319	-	-	78,319	-	-	-	-	78,319	-	78,319
Other		-	51,810	-	-	-	51,810	-	-	-	-	51,810	(9,808)	42,002
Balance on December 31, 2021		55,000,000	48,880,561	(713,039)	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Consolidated Financial Statements | December 31, 2022 | F-9

* Values expressed in thousands, except when indicated.

		Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends	Total Stockholders´ Equity	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2021		55,000,000	48,880,561	(713,039)	15,528,052	(9,649,000)	109,046,574	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Total comprehensive income		-	-	-	14,287,093	-	14,287,093	(707,433)	28,701	-	(401,282)	13,207,079	52,382	13,259,461
Net profit		-	-	-	14,287,093	-	14,287,093	-	-	-	-	14,287,093	52,382	14,339,475
Other comprehensive income		-	-	-	-	-	-	(707,433)	28,701	-	(401,282)	(1,080,014)	-	(1,080,014)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		-	-	-	-	-	-	(707,433)	-	-	-	(707,433)	-	(707,433)
Pension plans		-	-	-	-	-	-	-	28,701	-	-	28,701	-	28,701
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	(401,282)	(401,282)	-	(401,282)
Appropriation of net income from prior years		-	15,528,052	-	(15,528,052)	-	-	-	-	-	-	-	-	-
Spin-Off	27.a	-	-	-	-	-	-	-	-	-	-	-	-	-
Own Instrument Acquisition Option		-	-	-	-	-	-	-	-	-	-	-	-	-
Dividends and interest on capital from prior years	27.b	-	(9,649,000)	-	-	9,649,000	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.b	-	-	-	-	(8,100,000)	(8,100,000)	-	-	-	-	(8,100,000)	-	(8,100,000)
Treasury shares	27.d	-	-	(506,277)	-	-	(506,277)	-	-	-	-	(506,277)	-	(506,277)
Other		-	(58,114)	-	-	-	(58,114)	-	-	-	-	(58,114)	110,611	52,497
Balance on December 31, 2022		55,000,000	54,701,499	(1,219,316)	14,287,093	(8,100,000)	114,669,276	(755,009)	(2,895,520)	859,370	(1,695,283)	110,182,834	497,342	110,680,176

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | F-10

* Values expressed in thousands, except when indicated.

Consolidated Statement of Cash Flows

	Note	2022	2021	2020
1. Cash Flows From Operating Activities
Consolidated profit for the year		14,339,475	15,559,324	13,450,753
Adjustments to profit		50,774,841	(13,898,808)	(31,268,076)
Depreciation of tangible assets	12.a	1,860,043	1,850,780	2,039,805
Amortization of intangible assets	14	725,459	583,141	539,322
Impairment losses on other assets (net)		161,434	165,799	84,908
Provisions and Impairment losses on financial assets (net)		26,044,239	19,292,151	19,106,735
Net Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(130,673)	(32,512)	(308,176)
Income from companies accounted by the equity method	11.a	(199,179)	(144,184)	(112,261)
Changes in deferred tax assets and liabilities	23.d	64,318	2,265,227	(8,232,869)
Monetary Adjustment of Escrow Deposits		(677,373)	(433,629)	(219,447)
Recoverable Taxes		(813,225)	(217,820)	(120,220)
Effects of Changes in Foreign Exchange Rates on Assets and Liabilities		23,513,187	(35,669,654)	(44,250,466)
Others		226,611	(1,558,107)	204,593
Net (increase) decrease in operating assets		(90,965,616)	22,502,791	(139,525,961)
Financial Assets Measured At Fair Value Through Profit Or Loss		(39,687,772)	42,041,624	(26,198,034)
Financial Assets Measured At Fair Value Through Profit Or Loss Held for Trading		(45,411,047)	50,833,925	(43,070,163)
Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss		(1,264,170)	(370,442)	(328,267)
Financial Assets Measured At Fair Value Through Other Comprehensive Income		45,756,767	4,094,548	(14,905,798)
Financial Assets Measured At Amortized Cost		(46,336,754)	(86,179,125)	(80,800,357)
Other assets		(4,022,640)	12,082,261	25,776,658
Net increase (decrease) in operating liabilities		38,775,762	(12,821,626)	200,930,390
Financial Liabilities Measured At Fair Value Through Profit Or Loss held for trading		3,794,181	(38,067,617)	33,203,455
Financial Liabilities Measured At Fair Value Through Profit Or Loss		1,461,734	421,317	1,516,522
Financial liabilities at amortized cost		32,558,536	30,512,246	165,920,919
Other liabilities		961,311	(5,687,572)	289,494
Tax paid	23.a	(6,077,436)	(4,534,538)	(1,269,150)
Total net cash flows from operating activities (1)		6,847,026	6,807,143	42,317,956

2. Cash Flows From Investing Activities
Investments		(3,804,400)	(2,977,619)	(2,268,201)
Acquisition of subsidiary, less net cash in the acquisition		(460,245)	(13,746)	(13,570)
Tangible assets	12.a	(1,126,111)	(1,162,774)	(1,235,923)
Intangible assets		(1,737,548)	(1,500,562)	(1,018,708)
Non-current assets held for sale		(480,496)	(300,537)	-
Disposal		1,099,111	1,050,927	1,105,104
Tangible assets	12.a	148,555	37,576	47,096
Intangible assets		144,698	298,146	248,923
Non-current assets held for sale		632,914	563,205	663,067
Dividends and interest on capital received		172,944	152,000	146,018
Total net cash flows from investing activities (2)		(2,705,289)	(1,926,692)	(1,163,097)

3. Cash Flows From Financing Activities
Acquisition of own shares	27.d	(506,277)	78,319	(110,223)
Issuance of Instruments Eligible to Compose Capital	19	-	5,500,000	-
Issuance of other long-term financial liabilities	18	60,583,109	101,784,961	60,047,656
Dividends and interest on capital paid		(7,393,031)	(9,907,319)	(10,280,430)
Payments of other long-term financial liabilities	18	(39,154,639)	(97,220,580)	(82,900,914)
Payments of interest of Debt Instruments Eligible to Compose Capital	19	(861,717)	(911,306)	(914,645)
Net increase in non-controlling interests	26.b	20,446	17,415	6,842
Capital Increase in Subsidiaries, by Non-Controlling Interests	26.b	66,957	-	-
Total net cash flows from financing activities (3)		12,754,848	(658,510)	(34,151,714)
Net Increase in Cash (1+2+3)		16,896,585	4,221,941	7,003,145
Cash and cash equivalents at beginning of year	4	32,668,749	28,446,808	21,443,663
Cash and cash equivalents at end of year	4	49,565,334	32,668,749	28,446,808

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2022 | F-11

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

The Board of Directors authorized the issuance of the Financial Statements for the year ended on December 31, 2022, at the meeting held on February 27, 2023.

These Financial Statements and the accompanying documents were the subject of an unqualified report of the Independent Auditors and a recommendation for approval issued by the Company's Audit Committee and a favorable opinion of the Company's Fiscal Council.

b)	Basis of presentation of the condensed consolidated financial statements

The consolidated financial statements have been prepared in accordance with the standards of the International Financial Reporting Standards (IFRS) issued by the International Accountant Standards Board (IASB), and interpretations issued by the IFRS Interpretations Committee (current name International Financial Reporting Interpretations Committee - IFRIC). All relevant information specifically related to the consolidated financial statements of Banco Santander, and only in relation to these, are being evidenced, and correspond to the information used by Banco Santander in its management.

For a better presentation of certain balances of operations with electricity reception, the comparisons are being remeasured as detailed in note 8.

c) Other information

c.1) Adoption of new standards and interpretations

The following amendments to standards were adopted for the first time for the financial year beginning January 1, 2022:

•	“Amendment to IAS 37 “Provision, Contingent Liabilities and Contingent Assets”: In May 2020, the IASB issued this amendment to clarify that, for the purposes of assessing whether a contract is onerous, the cost of performing the contract includes the incremental costs of performing that contract and an allocation of other costs that directly relate to performance his.
•	“Amendment to IFRS 3 “Business Combinations”: issued in May 2020, with the aim of replacing references from the old version of the conceptual framework to the latest one. The amendment to IFRS 3 is effective as of January 1, 2022.

•	Annual Improvements – 2018-2020 Cycle: In May 2020, the IASB issued the following amendments as part of the annual improvement process:

(i)	IFRS 9 - "Financial Instruments" - clarifies which rates must be included in the 10% test for the write-off of financial liabilities.
(ii)	IFRS 16 - "Leases" - amendment of example 13 in order to exclude the example of lessor payments related to improvements in the leased property.
(iii)	IFRS 1 "Initial Adoption of International Financial Reporting Standards" - simplifies the application of said standard by a subsidiary that adopts IFRS for the first time after its parent company, in relation to the measurement of the accumulated amount of exchange rate variations.

There were no material impacts on the adoption of these standards.

Consolidated Financial Statements | December 31, 2022 | F-12

* Values expressed in thousands, except when indicated.

Rules and interpretations that will come into effect after December 31, 2022

On the date of preparation of these consolidated financial statements, the following standards that have effective adoption date after January 1, 2023 and have not yet been adopted by the Bank are:

•	IFRS 17 - In May 2017, the IASB issued the IFRS for insurance contracts that aims to replace IFRS 4. IFRS 17 has an implementation date of January 1, 2023. This standard aims to demonstrate greater transparency and useful information in financial statements, one of the main changes being the recognition of profits as a measure of the delivery of insurance services, in order to assess the performance of insurers over time. Banco Santander assessed and concluded that the impact of adopting IFRS 17 is immaterial.

•	Amendment to IAS 1 "Presentation of Financial Statements": the objective is to clarify that liabilities are classified as current or non-current, depending on the rights that exist at the end of the period. The classification is not affected by the entity's expectations or events after the reporting date. The amendments to IAS 1 are effective as of January 1, 2023 and there will be no impact for Santander.

•	Amendment to IAS 8 - Accounting Policies, Changes in Estimates and Error Corrections: clarifies how entities should distinguish changes in accounting policies from changes in accounting estimates, since changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in policies Accounting terms are generally applied retrospectively to past transactions and other past events, as well as to the current period. Said amendment is effective as of January 1, 2023 and there will be no impact for Santander.

•	Amendment to IAS 12 - Income Tax: requires entities to recognize deferred tax on transactions that, upon initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This would typically apply to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, as an example, and will require the recognition of additional deferred tax assets and liabilities. Said amendment is effective as of January 1, 2023 and there will be no impact for Santander.

There are no other IFRS standards or IFRIC interpretations that are not yet effective that could have a material impact on the Bank's financial statements.

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

Financial assets and liabilities are subsequently measured, at the end of each period, using valuation techniques. This calculation is based on assumptions, which take into account Management's judgment based on information and market conditions existing at the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model used in the measurement process, segregating financial instruments into Levels I, II or III.

Notes 2.e and 46.c8 present the accounting practice and sensitivity analysis for Financial Instruments, respectively.

Consolidated Financial Statements | December 31, 2022 | F-13

* Values expressed in thousands, except when indicated.

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

To measure the impairment loss of loans collectively assessed for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to the segment, type of assets, guarantees and other factors associated with historical impairment experience and other circumstances known at the time of the valuation.

Notes 2.h & 46.b2 present the accounting practice and credit risk measurement measures, respectively.

iii. Provisions for pension funds

Defined benefit plans are recorded based on an actuarial study, carried out annually by a specialized company, at the end of each year, effective for the subsequent period and are recognized in the consolidated income statement under Interest and similar expenses and Provisions (net).

The present value of a defined benefit obligation is the present value, less any plan assets, of expected future payments required to settle the obligation arising from employee service in current and past periods.

Additional details are in note 2.w.

iv. Provisions, assets and contingent liabilities

Provisions for lawsuits and administrative proceedings are set up when the risk of loss in the lawsuit or administrative lawsuit is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity and history of the lawsuits and the opinion of the legal advisors. internal and external.

Note 2.q presents information on provisions and contingent assets and liabilities. There were no significant changes in the Bank's provisions and contingent assets and liabilities between December 31, 2020 - December 31, 2021 and December 31, 2022.

v.Goodwill

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

vi. Expectation of realization of tax credits

Deferred tax assets and liabilities include temporary differences, identified as amounts expected to be paid or recovered on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accrued tax credits and losses and the negative basis of CSLL. These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not result from initial recognition (save in a business combination) of other assets and liabilities in a transaction that affects neither actual profit for tax purposes nor accounting profit. Other deferred tax assets (tax credits and accumulated tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income for them to be used.

Consolidated Financial Statements | December 31, 2022 | F-14

* Values expressed in thousands, except when indicated.

Recognized deferred tax assets and liabilities are reviewed at each balance sheet date, making the appropriate adjustments based on the findings of the analyzes carried out. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study.

For further details see note 2.z.

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

When the Bank loses control of a subsidiary, the gain or loss is recognized in the statement of income and is calculated as the difference between: (i) the sum of the fair value of considerations received and the fair value of the residual interest; and (ii) the past balance of assets (including goodwill) and liabilities of the subsidiary and non-controlling interests, if any. All amounts previously recognized in “Other comprehensive income” related to the subsidiary are accounted for as if the Bank had directly disposed of the corresponding assets or liabilities of the subsidiary (i.e., reclassified to profit or loss or transferred to another equity account, as required or permitted by applicable IFRSs). The fair value of any investment held in the former subsidiary on the date of loss of control is considered as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or joint venture.

Consolidated Financial Statements | December 31, 2022 | F-15

* Values expressed in thousands, except when indicated.

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

The note 3 includes a description of the most significant transaction carried out in 2022, 2021 and 2020.

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

Consolidated Financial Statements | December 31, 2022 | F-16

* Values expressed in thousands, except when indicated.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 3&11).

• Rights and obligations under employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified in the different categories used for management and measurement purposes, except when their presentation is mandatory as "Non-current assets held for sale or if they refer to "Cash and reserves at the Central Bank of Brazil", "Derivatives used as a hedge” and “Investments in associates”, which are accounted for separately.

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

• Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss: this category includes the financial assets that at the time of initial designation was made the (Fair Value Option).

• Financial assets measured at fair value in Other Comprehensive Income: are financial assets that meet the SPPI criteria, whose objective is to hold the assets to receive contractual cash flows and also for sale.

Results arising from changes in fair value are recognized in the item adjustment to market value in shareholders' equity, with the exception of impairment losses, which are recognized in profit or loss. When the financial asset is disposed of or shows signs of a decline in fair value due to non-recovery, the income previously accumulated in the account for adjustments to fair value in equity is reclassified to income.

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

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature in the following headings of the consolidated balance sheet:

• Cash and reserves at the Central Bank of Brazil”: cash balances and demand credit balances referring to deposits at Bacen.

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

Consolidated Financial Statements | December 31, 2022 | F-17

* Values expressed in thousands, except when indicated.

• Equity instruments: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or affiliates. Unconsolidated investment fund shares are included under this heading.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Derivatives used as a hedge: includes the fair value in favor of the Bank of the derivatives designated as hedging instruments (hedge).

• Investments in associates and jointly controlled companies: includes the investments made in the share capital of associates and jointly controlled companies.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Other Financial Assets At Fair Value Through Profit: this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements ("reverse repos") or borrowed (short positions).

• Other Financial Assets At Fair Value Through Profit: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group's key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature in the following headings of the consolidated balance sheet:

• “Central Bank of Brazil deposits”: deposits of any nature received from Bacen.

• “Deposits from credit institutions”: deposits of any nature, including obligations for loans and onlending and open market funding, received from credit institutions.

• “Customer deposits”: includes deposits of any nature, such as demand, savings and time deposits, including open market transactions received from customers.

• “Obligations on marketable securities”: includes the value of bonds and other debts represented by negotiable securities, except for subordinated liabilities.

• “Derivatives”: includes the fair value with the Bank's negative balance of derivatives that are not part of hedge accounting.

• “Short positions”: includes the value of financial liabilities resulting from the direct sale of financial assets purchased through resale or borrowed commitments.

• “Subordinated debts”: value of financing received which, for the purposes of payment priority, are below ordinary debts. This category also includes financial instruments issued by the Bank that, although constituting shares for legal purposes, do not meet the requirements for classification as shares.

• “Other financial liabilities”: includes the value of payment obligations of the nature of financial liabilities not included in other headings and liabilities subject to financial guarantee contracts, unless classified as doubtful.

• “Derivatives used as a hedge: includes the fair value of the Bank's liabilities related to derivatives designated as hedging instruments (hedge).

Consolidated Financial Statements | December 31, 2022 | F-18

* Values expressed in thousands, except when indicated.

• “Equity instruments”: financial instruments issued by other entities, such as shares, with the nature of equity instruments for the issuer, except investments in subsidiaries, joint ventures or affiliates.

d) Funding, debt notes issued and other liabilities

Fundraising instruments are initially recognized at fair value, which is basically considered to be the transaction price. They are subsequently measured at amortized cost (accrual) with the associated expenses recognized as a finance cost.

Among the criteria for initial recognition of liabilities, mention should be made of those instruments of a compound nature, which are classified as such, given the existence of a debt instrument (liability) and an embedded equity component (derivative).

The registration of a compound instrument consists of the conjugation of (i) a main instrument, which is recognized as a genuine liability of the entity (debt) and (ii) an equity component (convertibility derivative into common shares).

The issuance of “Notes” must be registered in a specific liability account and updated according to the agreed rates and adjusted for the effect of exchange variation, when denominated in foreign currency.

All remuneration related to these instruments, such as interest and exchange variation (difference between the functional currency and the currency in which the instrument was denominated) must be accounted for as expenses for the period, obeying the accrual basis.

Details on the issuance of these debt instruments eligible for capital are described in Note 19.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss, are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting estimated transaction costs that would eventually be incurred upon disposal, except for financial assets measured at amortized cost, investments held to maturity, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives whose object is equity instruments of this type and which are settled upon delivery of these instruments.

The “fair value” of a financial instrument at a given date is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it in an active, transparent and meaningful market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated based on valuation techniques normally adopted by the international financial community, taking into account the specific characteristics of the instrument to be measured and, above all, the different types of risks associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. When the fair value is positive, they are recognized as assets; when negative, as liabilities. Changes in the fair value of derivatives since the trade date are recognized under “Gains (losses) on financial assets and liabilities” in the consolidated statement of income. Specifically, the fair value of standard financial derivatives included in portfolios of financial assets or liabilities measured at fair value through profit or loss is considered equivalent to their daily quoted price; if, for exceptional reasons, it is not possible to determine the quoted price on a specific date, these derivatives are measured using methods similar to those used to measure derivatives traded on the over-the-counter market.

The fair value of derivatives traded on the over-the-counter market is considered equivalent to the sum of future cash flows resulting from the instrument, discounted to present value on the measurement date ("present value" or "theoretical closing"), adopting valuation techniques commonly adopted by financial markets: Net Present Value - NPV, option pricing models and other methods.

“Financial assets measured at amortized cost” and “Investments held to maturity” are measured at amortized cost, using the effective interest rate method. “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as the case may be, principal payments and the accumulated amortization (included in the income statement) of the difference between the initial cost and the carrying amount. maturity. In the case of financial assets, the amortized cost also includes any reductions due to non-recovery or impossibility of collection. In the case of financial assets measured at amortized cost that are hedged in fair value hedges, changes in the fair value of these assets related to the risk(s) that are hedged are recognized.

Consolidated Financial Statements | December 31, 2022 | F-19

* Values expressed in thousands, except when indicated.

The “Effective interest rate” is the discount rate that corresponds exactly to the initial value of the financial instrument in relation to the totality of its estimated cash flows, of all kinds, throughout its remaining useful life. In the case of fixed income financial instruments, the effective interest rate coincides with the contractual interest rate defined on the contracting date, plus, as the case may be, commissions and transaction costs that, by their nature, are part of their financial feedback. In the case of variable income financial instruments, the effective interest rate coincides with the rate of return in effect on all commitments up to the next reference date for interest renewal.

Equity instruments whose fair value cannot be determined objectively enough are measured at acquisition cost, adjusted, as the case may be, for related impairment losses.

The amounts at which financial assets are recognized represent, in all material respects, the Bank's maximum exposure to credit risk on the date of each of the financial statements. In addition, the Bank received guarantees and other credit enhancements to mitigate its exposure to credit risk, which mainly comprise mortgages, cash collateral, equity instruments, sureties, assets leased under leasing and lease agreements, assets acquired under commitments repurchase agreements, securities lending and derivatives.

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as previously defined, except for those included in the headings "Financial liabilities measured at fair value through profit or loss" and "Other financial liabilities measured at fair value through profit or loss" and financial liabilities designated as subject hedges (or hedging instruments) into fair value hedges, which are measured at fair value.

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

Consolidated Financial Statements | December 31, 2022 | F-20

* Values expressed in thousands, except when indicated.

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

For the accounting and disclosure of the hedge accounting structures as of December 31, 2022, the bank used the faculty of IFRS 9, to maintain the practices determined by IAS 39.

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

Consolidated Financial Statements | December 31, 2022 | F-21

* Values expressed in thousands, except when indicated.

Write-off of Financial Assets by Assignment of Credit

The accounting treatment of transfers of financial assets depends on the extent to which the risks and benefits related to the transferred assets are transferred to third parties:

If the Bank substantially transfers all risks and rewards to third parties, unconditional sale of financial assets, sale of financial assets based on an agreement that provides for their repurchase at fair value on the repurchase date, sale of financial assets with an option purchase a call or a put sale that is significantly off-priced, asset securitizations in which the transferor does not retain a subordinated debt or grant a credit enhancement to new holders, and other similar events, the transferred financial asset is written off and any rights or obligations retained or created in the transfer are recognized simultaneously.

If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, sale of financial assets based on an agreement that provides for their repurchase at a fixed price or at the sale price plus interest, a securities loan agreement in which the borrower undertakes to return the same or similar assets and other similar hypotheses, the transferred financial asset is not written off and continues to be measured using the same criteria used before the transfer. However, the following items are recognized:

A corresponding financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

If the Bank does not transfer or retain substantially all the risks and rewards associated with the transferred financial asset - sale of financial assets with a purchased call option or written put option that is not significantly out of price, securitization of assets in which the transferor retains subordinated debt or other type of credit enhancement in respect of a portion of the transferred asset and other similar assumptions - the following distinction is made:

If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created on the transfer are recognized.

If the transferor retains control, it continues to recognize the transferred financial asset at an amount equivalent to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and related liability is the amortized cost of the retained rights and obligations, if the transferred asset is measured at amortized cost, or the fair value of the retained rights and obligations, if the transferred asset is measured at fair value.

Write-off of Financial Liabilities

The Bank writes off a financial liability when its contractual obligations are extinguished, canceled or when they expire.

g) Offsetting of financial instruments

Financial assets and liabilities are offset, i.e., recorded in the balance sheet at their net amount, only if the Bank and its subsidiaries currently have a legally enforceable right to offset the recognized amounts and intend to settle on a net basis, or realize the asset and settle the passive simultaneously.

Obligation Clearing and Settlement Agreements – IFRS 07 – Derivative Instruments (Disclosure) - Banco Santander has an obligation clearing and settlement agreement within the scope of the National Financial System (SFN), entered with individuals and legal entities that are or are not part of the SFN, resulting in greater guarantee of financial settlement, with the parties that have this type of agreement. These agreements establish that payment obligations to Banco Santander arising from credit operations and derivatives, in the event of default by the counterparty, will be offset against Banco Santander's payment obligations together with the counterparty.

Consolidated Financial Statements | December 31, 2022 | F-22

* Values expressed in thousands, except when indicated.

The following table provides details of financial assets and liabilities subject to offsetting as of December 31, 2022, 2021 and 2020:

Thousand of reais			2022
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	22,433,990	(458,166)	21,975,824

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	19,157,491	(458,166)	18,699,325

Thousand of reais			2021
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	21,575,848	(435,925)	21,139,923

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	25,054,906	(435,925)	24,618,981

Thousand of reais			2020
	Financial assets, gross	Financial assets offset in the balance sheet, gross	Financial assets offset in the balance sheet, net
Assets:
Derivatives	26,808,180	(560,666)	26,247,514

	Financial liabilities, gross	Financial liabilities offset in the balance sheet, gross	Financial liabilities offset in the balance sheet, net
Liabilities:
Derivatives	29,917,498	(560,666)	29,356,832

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

• Arising from the violation of terms of loans, and

• During the Bankruptcy process.

Consolidated Financial Statements | December 31, 2022 | F-23

* Values expressed in thousands, except when indicated.

As a general rule, whenever the above events are observed, the carrying amount of impaired financial assets is adjusted by recording a provision for impairment charge to the expense as “Losses on financial assets (net)” in the consolidated statement of income. The reversal of previously recorded losses is recognized in the consolidated statement of income in the period in which the impairment decreases and can be objectively related to a recovery event.

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

The Bank, through its risk area, applies policies, methods and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

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

With regard to the provision for losses due to the impairment of credit risk, the Bank assesses all loans.

Loans are individually assessed for impairment or jointly assessed for impairment. Loans accounted for at amortized cost, which are not assessed individually for impairment, are jointly assessed for impairment, being grouped considering the similarity of risk. Loans individually assessed for impairment are not included in balances assessed together for impairment.

To individually measure the impairment loss of loans assessed for impairment, the Bank considers the borrower's conditions, such as its economic and financial situation, level of indebtedness, capacity to generate income, cash flow, management, corporate governance and quality of internal controls, payment history, industry experience, contingencies and credit limits, as well as asset characteristics, such as their nature and purpose, type, sufficiency and liquidity level guarantees and total credit value , and also based on historical impairment experience and other circumstances known at the time of valuation.

To measure the impairment loss of loans assessed collectively for impairment, the Bank separates financial assets into groups taking into account the characteristics and similarities of credit risk, that is, according to segment, type of assets, guarantees and other factors associated with historical impairment experience and other circumstances known at the time of the valuation.

In some cases, the observable inputs needed to estimate the amount of an impairment loss on a financial asset may be limited or no longer fully relevant to current circumstances.

Consolidated Financial Statements | December 31, 2022 | F-24

* Values expressed in thousands, except when indicated.

In such cases, the entity uses its judgmental experience to estimate the amount of any impairment loss. Similarly, the entity uses its judgmental experience to adjust the observable data for a group of financial assets to reflect current circumstances.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure to Default or “EAD - Exposure at Default” is the amount of risk exposure on the date of default by the borrower. The default time is considered in the “PD - Probability of Default” measurement.

• In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheets.

• Probability of default, or “PD - Probability of Default”, is the probability that the borrower will not meet its principal and/or interest payment obligations.

PD is measured using a one-year time horizon, in the case of stage 1 operations, as well as the asset's lifetime (stages 2 and 3); that is, it quantifies the probability that the borrower will default. The loan will be considered in default if the principal or interest is overdue for ninety days or more or the loan is outstanding but there are doubts as to the creditworthiness of the counterparty (subjective doubtful assets).

• Loss due to default, or “LGD - Loss Given at Default”, is the loss arising in the event of default.

The LGD calculation is based on the net write-offs of nonperforming loans, taking into account the collateral associated with the loans, the income and expenses associated with the recovery process, and also the time of default.

• Loss identification period, or "LIP - Loss identification period", is the period of time between the occurrence of a loss event and the identification of evidence of such loss. In other words, it represents the time horizon from the occurrence of the credit loss to the effective confirmation of such loss.

• In addition, prior to writing off overdue loans (which is done only after the Bank has exhausted all recovery efforts and after approximately 360 days of delay), full provision is made for the remaining outstanding amount of the loan so that the provision for loan losses fully cover the losses. Therefore, the Bank understands that its loan loss allowance methodology was developed in order to correspond to its risk metric and capture loans that could potentially present impairment.

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

i) Repurchase agreements

In addition, prior to writing off overdue loans (which is done only after the Bank has exhausted all recovery efforts and after approximately 360 days of delay), full provision is made for the remaining outstanding amount of the loan so that the provision for loan losses fully cover the losses. Therefore, the Bank understands that its loan loss allowance methodology was developed in order to correspond to its risk metric and capture loans that could potentially present impairment.

Differences between the purchase and sale prices are recognized as interest over the duration of the contract.

j) Accounting for leases – IFRS 16

I. Lease Identification

Upon adoption of IFRS 16, the Bank recognizes lease liabilities, following the principles of IFRS 16 - Leases.

The following recognition exemptions are also being used:

Consolidated Financial Statements | December 31, 2022 | F-25

* Values expressed in thousands, except when indicated.

Accounting for leases with a remaining term of less than 12 months as short-term leases;

Accounting for leases whose underlying asset is of low value.

The Bank leases various properties and equipment. Predominantly, the assets object of the leasing agreements are real estate related to the branches.

Banco Santander does not have right-of-use assets that meet the definition of investment properties.

II. Lease term

Lease agreements are formalized, analyzed and renegotiated individually and contain a wide range of different terms and conditions. The Bank assesses the term of the contract, as well as the intention to stay in the properties. Thus, the estimated terms may vary according to contractual conditions, considering extension options and legal provisions.

The Bank assumes that contractual termination fines charged before the due date do not make up a significant portion.

The leasing agreements do not contain restrictive clauses, but the leased assets cannot be used as collateral for loans.

III. Initial Measurement

On their initial recording, leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right of use to be registered is measured at its cost against the lease liability that represents the present value of the lease payments that are not made to date. Lease payments are discounted using the lessee's incremental borrowing interest rate. There are no onerous contracts that required an adjustment to use rights to be recorded as assets on the date of initial adoption.

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

Consolidated Financial Statements | December 31, 2022 | F-26

* Values expressed in thousands, except when indicated.

Lease liabilities are mainly restated for inflation (IGP-M), whose estimated projections on the base date of December 31, 2022 are presented below:

IGP-M Projection (annual)
Until 3 months	0.94%
From 3 to 12 months	4.0%
From 1 to 3 years	3.0%
From 3 to 5 years	3.0%
More than 5 years	3.0%

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

Use rights are subject to an impairment test.

k) Non-current assets held for sale

Non-current assets held for sale include the carrying amount of individual items, or groups of disposals or items that form part of a business unit intended for disposal (“Discontinued operations”), the sale of which in their current condition is highly probable and the occurrence of which is expected within a year. Real estate or other non-current assets received by the consolidated entities in full or partial settlement of their debtors' payment obligations are considered as non-current assets intended for sale through the execution of auctions in which normally occur within one year.

Non-current assets held for sale are measured at the lower of fair value less cost to sell and book value on the date they are classified in this category. These assets are not depreciated.

Impairment losses on an asset or disposal group as a result of a decrease in its carrying amount to fair value (less costs to sell) are recognized in “Results on disposal and expenses on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. Gains on a non-current asset held for sale arising from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated statement of income up to an amount equal to the impairment losses previously recognized.

I) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets at the end of the years 2022, 2021 and 2020 is informed in note 43-d.

m) Tangible assets

Tangible assets include the value of buildings, land, furniture, vehicles, computer equipment (hardware) and other utensils owned by the Bank, including tangible assets received by the Bank in total or partial settlement of financial assets representing accounts receivable from third parties, intended to be held for continuous use, and tangible assets acquired based on finance leases, being presented at acquisition cost less the respective accumulated depreciation and any impairment losses (net book value greater than the recoverable value).

Depreciation is calculated using the straight-line method, based on the acquisition cost of the assets less their residual value. The land on which the buildings and other structures are located has an indefinite useful life and, therefore, is not depreciated.

Consolidated Financial Statements | December 31, 2022 | F-27

* Values expressed in thousands, except when indicated.

The depreciation expense of tangible assets is recognized in the consolidated statement of income and basically calculated using the following depreciation rates (based on the estimated average years of useful life of the different assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	4% or up to contractual maturity

At the end of each period, the Bank assesses whether there is any indication that the items of tangible assets may present a loss in their recoverable value, that is, an asset that presents a book value above the realizable value, whether due to use or sale.

Once a reduction in the recoverable value of the tangible asset is identified, it is adjusted until it reaches its realizable value through the accounting recognition of a loss due to the reduction in its recoverable value recorded in "Losses with other assets (net)". Additionally, the depreciation value of said asset is recalculated in order to adjust the useful life value of the asset.

In case of evidence or indication of recovery of the value of a tangible asset, the Bank recognizes the reversal of the non-recovery loss recorded in previous periods and must adjust future depreciation expenses according to the useful life value of the asset. Under no circumstances may the reversal of an impairment loss on an asset increase its carrying amount above the amount it would have if no impairment losses had been recognized in prior years.

Conservation and maintenance expenses relating to property, plant and equipment for own use are recognized as expenses in the period in which they are incurred.

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

II. Other intangible assets

It is an identifiable non-monetary asset without physical substance. It basically results from software development, as well as the acquisition of rights that are capable of generating economic benefits for the Bank. They may have a definite or indefinite term characteristic.

Consolidated Financial Statements | December 31, 2022 | F-28

* Values expressed in thousands, except when indicated.

Other intangible assets are considered to have an indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with an indefinite useful life are not amortized: at the end of each period the entity reviews the classification as indefinite useful life, maintaining this classification they are subject to annual impairment tests (IAS36).

Intangible assets with a defined useful life are amortized over that useful life using methods similar to those used to depreciate tangible assets. Amortization expense is recognized under “Depreciation and amortization” in the consolidated income statement.

At the end of each period, the Bank assesses whether there is any indication that the items of intangible assets may present a loss in their recoverable value, that is, an asset that presents a book value above the realizable value. Identifying any reduction in the recoverable value, this is adjusted until it reaches its realization value.

The measurement of the recoverable value of other intangible assets - software is carried out based on the value in use, as well as the analysis of the discontinuity of the asset in relation to the Bank's activities.

Software acquisition and development expenses are amortized over a maximum period of 5 years.

o) Other assets

Includes the balance of all advances and accrued revenues (excluding accrued interest), acquired customer relationships, the net amount of the difference between pension plan obligations and the amount of plan assets with a balance in favor of the entity, if the net amount must be disclosed in the consolidated balance sheet, and the value of any other amounts and assets not included in other items.

The Bank uses the value in use of customer relationships as a basis for measuring the recoverable amount, since it is not reasonably possible to determine the net sales value, as there is no basis for making a reliable estimate of the amount to be obtained from the sale. of the asset in a transaction on an arm's length basis, between knowledgeable and interested parties. The value in use of customer relationships acquired in connection with the purchase of “payrolls” is determined on an individual basis. An analysis is prepared by the business areas with the objective of demonstrating the expected generation of future economic benefits and the present value of the expected cash flows. Quarterly, these analyzes are reviewed based on the actual cash flows of each business (value in use), which are compared with the book value, verifying whether or not there is a need to record impairment losses.

p) Liabilities for insurance contracts

Liabilities for insurance contracts are substantially composed of mathematical provisions for benefits to be granted and granted (PMBaC and PMBC). Insurance contracts are contracts where the Bank accepts a significant risk, other than financial risk, of an insured person accepting to compensate the beneficiary in the occurrence of uncertain future events where he will be adversely affected.

Insurance liabilities are recognized when the contract is registered and the premium is collected. Contracts that are classified as insurance are not subsequently reclassified. The liability is written off when the contract expires or is cancelled.

All valuation methods used by the subsidiary are based on the general principles that the carrying amount of the net liability needs to be sufficient to meet any foreseeable obligation resulting from insurance contracts. Investment assumptions are also determined by the local regulatory body and based on Management's future expectations. In the latter case, the anticipated return on future investment is defined by Management considering available market information and economic indicators. A significant assumption related to estimating gross profit on variable annuities is the long-term annual growth rate of the underlying assets.

Tests are performed to verify whether the mathematical provisions are adequate for each exercise.

In the years ended December 31, 2022, 2021 and 2020, as determined by IFRS 4 - Classification of Contracts and subsequent amendments, the adequacy of technical provisions constituted was assessed using the Liability Adequacy Test (TAP).

On December 31, 2022, TAP indicated the need to set up additional technical provisions of R$131,831 (12/31/2021 - R$209,277 and 12/31/2020 - R$285,554) for Benefit Guarantee Fund plans (FGB).

q) Provisions for legal and administrative proceedings, commitments and other provisions

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings of a tax, labor and civil nature, arising from the normal course of their activities.

Consolidated Financial Statements | December 31, 2022 | F-29

* Values expressed in thousands, except when indicated.

Provisions are reassessed at each balance sheet date to reflect the best current estimate and may be wholly or partially reversed or reduced when the outflow of funds and obligations related to the process is no longer likely, including the expiration of legal terms, the final and unappealable decision processes, among others.

Judicial and administrative provisions are constituted when the risk of loss in the judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on the nature, complexity, and history of the actions and on the opinion of the internal legal advisors and external sources and the best information available. For lawsuits whose risk of loss is possible, provisions are not set up and the information is disclosed in the explanatory notes and for lawsuits whose risk of loss is remote, disclosure is not required.

Contingent assets are not recognized in the accounting, except when there are real guarantees or favorable court decisions, over which there are no further appeals, characterizing the gain as virtually certain. Contingent assets with probable success, when existing, are only disclosed in the financial statements.

In the case of final and unappealable decisions favorable to Santander, the counterparty has the right, if specific legal requirements are met, to file a rescission action within a period determined by current legislation. Rescission actions are considered new actions and will be evaluated for purposes of contingent liabilities if, and when, they are filed.

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main conditions for acquisition are: (1) service conditions, provided that the participant remains employed during the term; (2) performance conditions, the number of shares to be delivered to each participant will be determined according to the result of the measurement of a Bank performance parameter: comparison of the Total Shareholder Return (RTA) of the Santander Conglomerate with the RTA of main global competitors of the Group and (3) market conditions, since some parameters are conditioned to the market value of the Bank's shares. The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement in Shares

The Bank measures the fair value of the services provided by reference to the fair value of the equity instruments granted on the grant date, taking into account the market conditions for each plan when estimating the fair value. In order to recognize personnel expenses against capital reserves over the period of validity, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the period of validity. term, based on the best estimate of the estimate for the number of equity instruments expected to be granted.

Cash Settlement

For share-based payments settled in cash (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This procedure consists of capturing the valuation of shares between the date of grant and settlement. The Bank reassesses the fair value of the liability at the end of each reporting period, any changes in this amount are recognized in profit or loss for the period. In order to recognize personnel expenses against the provisions in “salaries payable” throughout the effective period, reflecting how the services are received, the Bank records the total liability that represents the best estimate of the amount of appreciation right of the shares that will be acquired at the end of the effective period and recognizes the value of services received during the effective period, based on the best available estimate. Periodically, the Bank reviews its estimate of the number of share appreciation rights that will be acquired at the end of the grace period.

Consolidated Financial Statements | December 31, 2022 | F-30

* Values expressed in thousands, except when indicated.

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

ii. Commissions, fees and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 34). The main criteria are as follows:

• Income and expenses from fees and commissions, related to financial assets and financial liabilities measured at fair value through profit or loss, are recognized when paid;

• Those arising from transactions or services performed over a period of time are recognized over the life of those transactions or services; It is

• Those relating to services provided in a single act are recognized upon execution of that single act.

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

u) Guarantees

u.1) Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, regardless of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, etc.

The Bank initially recognizes commissions on financial guarantees as liabilities in the consolidated balance sheet at fair value, which is generally the present value of fees, commissions or interest receivable from these contracts over their term.

Financial guarantees, regardless of guarantor, instrumentation or other circumstances, are reviewed periodically to determine the credit risk to which they are exposed and, as the case may be, to consider whether a provision is necessary. Credit risk is determined by applying criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

Provisions set up for these operations are recognized under “Provisions for legal and administrative proceedings, commitments and other provisions” in the consolidated balance sheet (note 22).

If a specific provision is required for financial guarantees, the related unearned fees are recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet and are reclassified to the appropriate provision.

u.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander has the practice of controlling credit risks through the use of guarantees in its operations. Each business unit is responsible for credit risk management and formalizes the use of guarantees in its credit policies.

Consolidated Financial Statements | December 31, 2022 | F-31

* Values expressed in thousands, except when indicated.

Banco Santander uses guarantees in order to increase its recovery capacity in transactions subject to credit risk. The guarantees used can be fiduciary, real, legal structures with mitigation power and compensation agreements. Annually, the Bank revises its guarantee policies to capture changes in the market, in the characteristics of the assets given in guarantee and in the conditions of the assets, these are examples of revised technical parameters.

Credit limits are continuously monitored and changed based on customer behavior. Thus, potential loss amounts represent a fraction of the available amount.

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

Consolidated Financial Statements | December 31, 2022 | F-32

* Values expressed in thousands, except when indicated.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service provided in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service provided in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income under Interest and similar expenses and provisions (net).

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consulting firm, at the end of each year to be effective for the subsequent period.

x) Other long-term employee benefits

Other long-term employee benefits, defined as obligations to beneficiaries of early retirement - considered as those who ceased to provide services to an entity, but who, without being legally retired, continue to have economic rights in relation to the entity until they acquire the legal status of retirees - time bonuses for accounting purposes, as the case may be, as previously established for post-employment defined benefit plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 21).

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

z) Income taxes (IRPJ), Social Contribution (CSLL), Social Integration Program (PIS) and Tax for Social Security Financing (COFINS)

The income tax expense is obtained by adding the Income Tax, Social Contribution, PIS and COFINS. Current Income Tax and Social Contribution arise from the application of the respective rates on taxable income, and the PIS and COFINS rates applied on the respective calculation basis provided for in the specific legislation, also added to changes in deferred tax assets and liabilities recognized in the consolidated income statement. For income tax expenses resulting from a transaction recognized directly in equity, the tax effect is also recognized in equity.

The IRPJ charge is calculated at the rate of 15%, plus an additional 10%, applied on profit, after making the adjustments determined by tax legislation. CSLL is calculated at the rate of 15% for financial institutions and private insurance and capitalization companies and 9% for other companies, levied on profit, after considering the adjustments determined by tax legislation. The CSLL rate, for banks of any kind, was increased from 15% to 20% effective as of March 1, 2020, pursuant to article 32 of Constitutional Amendment 103/2019.

The CSLL rate for banks of any kind, financial institutions, private insurance and capitalization legal entities (financial sector legal entities) was increased by 1% for the base period between August 1, 2022 and August 31 December 2022, pursuant to MP 1,115/2022.

The social integration program – PIS and the Contribution for the Financing of Social Security – COFINS are calculated at the combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct certain financial expenses when determining the basis for calculating PIS and COFINS. PIS and COFINS are considered as a component of profit (net of certain revenues and expenses); therefore, and in accordance with IAS 12, they are accounted for as income tax.

Tax assets and liabilities (except provisions for taxes) classified as “Current” are amounts of taxes to be recovered and amounts of taxes to be paid in the next 12 months.

Deferred tax assets and liabilities include temporary differences, identified as amounts expected to be paid or recovered on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accumulated tax credits and losses.

These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability settled and are revalued at each balance sheet date.

Deferred tax assets are only recognized as temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not result from initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable income nor accounting income. Other deferred tax assets (accumulated tax credits and tax losses) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable income against which they can be used.

Consolidated Financial Statements | December 31, 2022 | F-33

* Values expressed in thousands, except when indicated.

Due to the change in the CSLL rate, the group companies remeasured their deferred tax assets and liabilities at the rates applicable to the period in which the realization of the asset and the settlement of the liability are estimated.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The expectation of realization of the Bank's deferred tax assets is based on projections of future results and based on a technical study, as shown in note 23.

aa) Consolidated cash flow statements

The following terms are used in the consolidated statement of cash flows with the following meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are highly liquid financial investments subject to insignificant risk of changes in value and typically with a maturity of about three months or less from the date of original purchase.

• Operating activities: the primary revenue-generating activities of financial institutions and other activities that are not financing or investing activities.

• Investing activities: the acquisition and sale of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the amount and composition of equity and liabilities that are not operating activities.

When preparing the consolidated statement of cash flows, highly liquid financial investments with insignificant risk of changes in their values were classified as “Cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded in the items "Cash and reserves at the Central Bank of Brazil" and "Loans and other amounts with credit institutions" in the consolidated balance sheet, except for resources for restricted use and long-term operations. term.

Interest paid and received corresponds to Banco Santander's operating activities.

Consolidated Financial Statements | December 31, 2022 | F-34

* Values expressed in thousands, except when indicated.

3.	Basis of consolidation

Below are highlighted the controlled entities and investment funds included in the consolidated financial statements of Banco Santander. Similar information regarding companies accounted by the equity method by the Bank is provided in Note 11.

		Quantity of Shares or Quotas Owned (in Thousands)			12/31/2022
Investments	Activity	Common Shares and Quotas	Preferred Shares	Direct Participation	Consolidated Participation
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Means of Payment	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Other Activities	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A. (GIRA)	Tecnology	381	-	80.00%	80.00%
Liderança Serviços Especializados em Cobranças Ltda.	Collection Management and Credit Recovery	257,306	-	100.00%	100.00%
Return Capital Serviços de Recuperação de Créditos S.A.	Collection Management and Credit Recovery	31,857	-	100.00%	100.00%
Rojo Entretenimento S.A.	Other Activities	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Other Activities	30,988	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Buying Club	575,670	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Broker	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Broker	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Other Activities	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Other Activities	75,050	-	100.00%	100.00%
SX Tools Soluções e Serviços Compartilhados LTDA	Other Activities	192,000	-	100.00%	100.00%
Controlled by Aymoré CFI
Banco PSA Finance Brasil S.A. (Banco PSA)	Bank	105	-	50.00%	50.00%
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	50.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Tecnology	328	-	80.00%	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Distributor	461	-	100.00%	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	100.00%	100.00%
Evidence Previdência S.A.	Private Pension	42,819,564	-	100.00%	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	Technology	3,808	-	0.00%	90.00%
Controlled by Santander Corretora de Títulos de Valores Mobiliários Ltda
Toro Corretora de Títulos e de Valores Mobiliários Ltda. (Toro CTVM)	Broker	21,726	-	0.00%	63.00%
Toro Investimentos S.A.	Investments	44,101	-	0.00%	14.78%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda
Toro Investimentos S.A.	Investments	228,461	-	0.00%	76.55%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Controlled by Toro Investimentos S.A.
Monetus Investimentos S.A.	Investments	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	1,122,000	-	0.00%	100.00%
Controlled by Mobillis Labs Soluções em Tecnologia Ltda
Mob Soluções em Tecnologia Ltda.	Technology	20	-	0.00%	100.00%
Controlled by Monetus Investimentos S.A.
Mobills Corretora De Seguros Ltda.	Broker	510	-	0.00%	100.00%

Consolidated Financial Statements | December 31, 2022 | F-35

* Values expressed in thousands, except when indicated.

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento Unix Multimercado Crédito Privado (Santander FI Unix);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander Paraty QIF PLC (Santander Paraty) (2);
•	Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos (4);
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (5);
•	Atual - Multimarket Investment Fund Private Credit Investment Abroad (6);
•	Verbena FCVS – Fundo de Investimento em Direitos Creditórios(7);
•	Fundo de Investimentos em Direitos Creditórios – Getnet (8);
•	Santander Flex Fundo de Investimento Direitos Creditórios (9);
•	San Créditos Estruturados - Fundo de Investimento em Direitos Creditórios Não Padronizado (9).

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

(3) This fund was constituted and started to be consolidated in September 2017. It refers to a structure where Banco Santander disposed of certain loan operations, which had already been transferred to loss (operations overdue for more than 360 days) to this background. Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (current name of Atual Companhia Securitizadora de Créditos Financeiros), a company controlled by Banco Santander, holds 100% of the shares in this fund.

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

(8) This fund became consolidated in June 2022 and is controlled through Aymoré CFI, which holds 100% of the shares in this fund.

(9) These funds began to be consolidated in November 2022 and are controlled by through Return Capital Serviços de Recuperação de Credit S.A. owns 100% quotas of these funds.

 Corporate movements were implemented in order to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a) Investment by Lexisnexis Serviços de Análise de Risco Ltda. at Credit Intelligence Manager S.A.

On December 20, 2022, Banco Santander (Brasil) S.A. (“Santander”), together with the other shareholders, closed the investment transaction, through the subscription of new shares, by Lexisnexis Serviços de Análise de Risco Ltda. (“Lexisnexis”) at Gestora de Informação de Crédito S.A. (“GIC”). With the conclusion of the subscription, Lexisnexis becomes a shareholder of shares equivalent to 20% (twenty percent) of the share capital of GIC.

With the implementation of the closure and the entry of Lexisnexis into the GIC, Santander now holds 15.559% of the shares issued by the GIC.

b) Sale of the entire stake held by Aymoré Crédito, Financiamento e Investimento S.A. at Banque PSA Finance, S.A. and Santander Corretora de Seguros, Investimentos e Serviços S.A. at PSA Corretora de Seguros e Serviços Ltda.

On November 29, 2022, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) formalized, with Banque PSA Finance, S.A. (“Banque PSA”) and Stellantis Services Ltd. (“Stellantis Services”), a certain agreement for the purchase and sale of equity interests and other covenants referring to the sale of equity interests held by (a) Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A., for Banque PSA, and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of PSA Corretora de Seguros e Serviços Ltda., for Stellantis Services (“Transaction”).

The execution of the Transaction will be subject to the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

c) Investment by Santander Corretora de Seguros, Investimentos e Serviços S.A. at Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) entered into an investment agreement to become a shareholder (“Operation”) of Biomas – Serviços Ambientais, Restauração e Carbono S.A. (“Biomes”).

Biomas is a company formed with the purpose of providing services aimed at the development and execution of activities aimed at restoring and converting biodiversity and natural ecosystems, thus aligning itself with the ESG (Environmental, Social and Governance) purposes of Grupo Santander.

The execution of the Transaction will be subject to the execution of definitive instruments and the implementation of certain usual conditions in this type of transaction, including the applicable regulatory approvals.

d) Total spin-off of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. to Return Capital S.A. e Liderança Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”) was fully spun off and its assets were absorbed by both of its direct subsidiaries, Return Capital S.A. (“Return”) and Leadership Serviços Especializados em Cobrança Ltda. (“Leadership”) in accordance with the proportions established in the Transaction's Protocol and Justification. With the implementation of the total spin-off, Return's capital was increased by R$3,990,617,559.32 and Leadership by R$267,027,054.61, both now being held directly by Banco Santander (Brasil) S.A. as the sole shareholder of Return and sole partner of Leadership.

Consolidated Financial Statements | December 31, 2022 | F-36

* Values expressed in thousands, except when indicated.

e) Acquisition of interest in SX Tools Soluções e Serviços Compartilhados Ltda

On September 26, 2022, Banco Santander (Brasil) S.A. (“Banco Santander”) subscribed to the capital increase of SX Tools Soluções e Serviços Escolhas Ltda (“SX Tools”), becoming the sole shareholder of the company. On September 30, 2022, capital payment was pending. SX Tools will primarily provide services to Banco Santander and Group companies and will focus on contracting technology suppliers to provide such services.

f) Acquisition of interest in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”), together with other investors, with CSD Central de Serviços de Registro e Depósito to Mercados Financeiros e de Capitals S.A. (“CSD BR”) and its respective shareholders, a certain investment agreement and other covenants (“Agreement”) with a view to subscribing for a minority interest in CSD BR (“Operation”). CSD BR operates as a registrar of financial assets, derivatives, securities and insurance policies, authorized by the Central Bank of Brazil, the Securities and Exchange Commission and the Superintendence of Private Insurance. After fulfilling the precedent conditions established in the Agreement, the Transaction was closed on May 26, 2022, so that Santander Corretora now holds 20% (twenty percent) of the shareholding in CSD BR.

g) Sale of the entire stake held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Ltda.

On May 26, 2022, Banco Santander signed, together with Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Payment Institution (“Getnet IP”), the agreement for the purchase and sale of shares, transfer of ownership and other agreements, of 100% of the shares of Paytec Tecnologia em Pagamentos Ltda. ("Operation"). With the implementation of the Transaction, Getnet IP now directly holds 100% of the shares of Paytec Tecnologia em Pagamentos Ltda and indirectly controls Paytec Logística e Armazém Ltda.

h) Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”), together with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (jointly “Monetus”), investment agreement and other covenants, whereby, once the operation is carried out, Toro Investimentos would hold 100% of the capital stock of Monetus (“Operation”). Monetus, originally from Belo Horizonte, carries out its activities through an automated objective-based investment application. After compliance with the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

l) Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”), and Toro Investimentos S.A. (“Toro Investimentos” and, together with Toro CTVM, “Toro”), together with the partners of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (jointly “Mobills”), an investment and other agreements, whereby, once the operation is completed, Toro Investimentos would hold 100% of the capital stock of Mobills (“Operation”). Headquartered in Ceará, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After compliance with the applicable conditions precedent, the closing of the Transaction was formalized on January 4, 2022.

j) Acquisition of equity interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On September 2, 2021, Santander Holding Imobiliária S.A. (“SHI”) – wholly owned subsidiary of the Company – entered into, together with the partners of Apê11 Tecnologia e Negócios Imobiliários Ltda. (“Apê11”), certain Share Purchase and Sale Agreement and Investment Agreement, by which, once the operation is carried out, it would hold 90% of the share capital of Apê11 (“Operation”). Apê11 acts as a collaborative marketplace, a pioneer in digitizing the journey of buying houses and apartments. After complying with the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on December 16, 2021.

k) Acquisition of Equity Interest in Solution 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”), celebrated, together with the partners of Solution 4Fleet Consultoria Empresarial Ltda. (“Solution4Fleet”), certain Investment Agreement and Share Purchase and Sale Agreement, whereby, once the operation is carried out, Aymoré would hold 80% of the share capital of Solution 4Fleet (“Operation”). Solution 4Fleet specializes in structuring vehicle leasing and subscription business – a long-term rental modality for individuals. After complying with the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on October 8, 2021.

Consolidated Financial Statements | December 31, 2022 | F-37

* Values expressed in thousands, except when indicated.

I) Acquisition of Equity Interest in Liderança Serviços Especializados em Cobranças Ltda. (“Liderança”) and Fozcobra Agência de Cobranças Ltda. (“Fozcobra”) and subsequent incorporation of Fozcobra by Liderança.

On August 4, 2021, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. (“Atual”) – a wholly owned subsidiary of the Company – entered into, together with the partners of Líder Serviços Especializados em Cobranças Ltda. (“Liderança”), certain Share Assignment Agreement and Other Covenants, by which, once the operation is carried out, it would hold 100% of the share capital of Liderança (“Operation”). Liderança operates in the area of overdue credit recovery, providing extrajudicial collection services to financial institutions of different sizes, retail chains, telecommunications operators and automakers, among others, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. After complying with the precedent conditions established in the Quota Assignment Agreement and Other Covenants, the closing of the Transaction was formalized on October 1, 2021. Subsequently, Fozcobra was incorporated by the Liderança on October 4, 2021.

m) Acquisition of Equity Interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Eireli.

On July 13, 2021, Webmotors S.A. (“Webmotors”), celebrated, together with the partners of Car10 Tecnologia e Informação S.A. (“Car10 Tecnologia”) and Pag10 Fomento Mercantil Eireli. (“Pag10” and, jointly with Car10 Tecnologia, “Car10”), certain Investment Agreements and Agreements for the Purchase and Sale of Shares, whereby, once the transaction is completed, Webmotors would hold approximately 66.7% of the share capital of Car10 Tecnologia which, in turn, is the sole owner of Pag10 (“Operation”). Car10 acts as a marketplace that brings together more than 7,000 service providers such as garages and auto centers; auto body and Paint; and cleaning and sanitation, in addition to emergency assistance and towing. After complying with the precedent conditions established in the Share Purchase and Sale Investment Agreement, the closing of the Transaction was formalized on September 20, 2021.

n) Corporate reorganization Santander Leasing S.A. Arrendamento Mercantil e Banco Bandepe S.A.

On May 11, 2021, Banco Santander (Brasil) S.A. (“Banco Santander”) and Banco Bandepe S.A. (“Bandepe”) entered into an Agreement for the Purchase and Sale of Shares through which Banco Santander acquired the entire equity interest held by Bandepe in Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”) which corresponds to 21.42%. In this operation, Banco Santander became the sole shareholder of Santander Leasing. On May 27, 2021, it was decided to merge all of Bandepe's shares into Santander Leasing, in order to convert Bandepe into a wholly-owned subsidiary of Santander Leasing ("Merger of Shares").

o) Execution of an Agreement for the Acquisition of Equity Interest in Toro Controle

On September 29, 2020, Santander Distribuidora de Títulos e Valores Mobiliários S.A. (“Santander DTVM”, the new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), which is indirectly controlled by Banco Santander, entered into with the shareholders of Toro Controle e Participações S.A. (“Toro Controle”), investment agreement and other covenants. Toro Controle was a holding company that ultimately controlled Toro Corretora de Títulos e Valores Mobiliários S.A. (“Toro CTVM”) and Toro Investimentos S.A. (“Toro Investimentos” and jointly “Toro”). Toro is an investment platform founded in Belo Horizonte in 2010. In 2018, it received the necessary authorizations and started operating as a securities brokerage focused on the retail public. After compliance with all applicable suspensive conditions, including approval by the Central Bank of Brazil, the operation was carried out on April 30, 2021, with the acquisition of shares representing 60% of the share capital of Toro Controle and its immediate incorporation by Toro CTVM, so that Santander DTVM became the direct holder of the equivalent of 60% of the share capital of Toro CTVM which, in turn, holds 100% of the share capital of Toro Investimentos.

p) Split of Getnet Acquiring and Services for Means of Payment S.A.

After the approval of the studies and favorable proposal by the Board of Directors of Santander Brasil, on March 31, 2021, the shareholders of Santander Brasil approved the spin-off of Santander Brasil, for the segregation of the shares owned by it issued by Getnet Adquirência e Serviços for Means of Payments S.A. (“Getnet”), with a version of the spun-off portion for Getnet itself. Upon completion of the spin-off, shareholders of Santander Brasil became direct shareholders of Getnet in proportion to their interest in the share capital of Santander Brasil.

As a result of the Spin-off, Santander Brasil's share capital was reduced by a total amount of R$2,000,000 (two billion reais), without canceling shares, with Santander Brasil's share capital of R$57,000,000 (fifty and seven billion reais) to R$55,000,000 (fifty-five billion reais).

Consolidated Financial Statements | December 31, 2022 | F-38

* Values expressed in thousands, except when indicated.

4.	Cash and balances with the Brazilian Central Bank

Thousand of reais	2022	2021	2020

Cash	4,001,885	4,026,282	4,266,197
Cash and Foreign currency application abroad	18,001,554	12,630,919	15,882,528
Compromised operations	27,344,519	15,055,356	7,306,408
Interbank Deposit Applications (CDI)	217,376	956,192	991,675
Total	49,565,334	32,668,749	28,446,808

5.	Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated financial statements is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial Assets Measured At Amortized Cost	20,713,315	26,485,913	54,072,564
Of which:
Loans and amounts due from credit institutions, gross	20,725,914	26,507,738	54,081,629
Impairment losses (note 9.c)	(12,599)	(21,825)	(9,065)
Loans and amounts due from credit institutions, net	20,713,315	26,485,913	54,072,564
Loans and amounts due from credit institutions, gross	20,725,914	26,507,738	54,081,629

Type:
Time deposits	7,655,416	9,255,101	9,059,204
Reverse repurchase agreements (1)	2,430,956	4,129,438	699,035
Escrow deposits	10,267,493	10,200,137	10,773,280
Other accounts	372,049	2,923,062	33,550,110
Total	20,725,914	26,507,738	54,081,629
(1)	Guaranteed by debt instruments.

Thousand of reais	2022	2021	2020

Currency:
Brazilian Real	19,796,533	23,669,165	51,088,578
US dollar	676,709	2,445,781	2,778,913
Euro	252,672	392,793	214,138
Total	20,725,914	26,507,739	54,081,629

Thousand of reais	2022	2021	2020

Cash equivalents:
Short-term transactions and low risk of change in its value (1)	2,617,866	4,856,771	1,690,709
(1)	The Amount refers to investments in the open market (repurchase agreements) and investments in interbank deposits (CDI) at short term

Note 43-d contains a detail of the residual maturity periods of financial assets measured at amortized cost.

Consolidated Financial Statements | December 31, 2022 | F-39

* Values expressed in thousands, except when indicated.

6.	Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial Assets Measured At Fair Value Through Profit Or Loss	3,956,833	3,122,017	3,545,660
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	62,234,621	47,752,595	68,520,799
Financial Assets Measured At Fair Value Through Other Comprehensive Income	55,392,178	101,212,600	109,668,214
Financial Assets Measured At Amortized Cost	81,329,013	73,125,011	48,367,791
Of which:
Debt Instruments	82,502,775	74,315,903	49,945,226
Provision for losses due to non-recovery ("impairment") (note 9.c)	(1,173,762)	(1,190,892)	(1,577,435)
Total	202,912,645	225,212,223	230,102,464

Type:
Government securities - Brazil (1)	142,748,873	171,436,589	191,896,439
Debentures and Promissory notes	28,251,227	19,881,934	17,071,856
Other debt securities	31,912,545	33,893,700	21,134,169
Total	202,912,645	225,212,223	230,102,464
(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

The debt instruments are composed, majority by:

Thousand of reais	2022	2021	2020

Currency:
Brazilian Real	185,814,293	208,599,863	207,752,590
US dollar	17,098,352	16,612,360	22,292,647
Euro	-	-	57,227
Total	202,912,645	225,212,223	230,102,464

Thousand of reais	2022	2021	2020

Debt Instruments linked to:
Repo Operations	60,633,943	76,211,049	101,371,733
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	19,251,597	19,470,624	12,963,251
Associated to judiciary deposits and other guarantees	15,235,912	23,291,528	9,665,135
Total	95,121,452	118,973,201	124,000,119

Note 43-d contains details of the residual maturity periods of financial assets measured at fair value through Other Comprehensive Income and related financial assets measured at amortized cost.

In the second quarter of 2022, in accordance with the best corporate governance practices, Management approved the change in the business model of bonds and securities, from held with the objective of collecting contractual cash flows and selling to held with the objective of collect from contractual cash flows, in the amount of R$ 11 billion with no impact on results, with the balance in Equity reversed in full.

This decision is based on a response to the changes brought about by the approval of Law 14,031/20 and, with the objective of adapting the new conditions of interest rate risk management, the pre-fixed public securities LTNs that were used to cover the interest rate differential interest rates were reclassified on April 1, 2022. Such change in legislation entails changing the Management Model used by Management to manage these securities, and it is estimated that the LTNs maturing in 2024 no longer fit into “ Held to Collect and Sell”, and, with the extinction of the fiscal asymmetry of investments abroad, such securities will be used exclusively with the purpose of collecting cash flows.

Thus, with the reclassification carried out on April 1, 2022, Federal Public Securities - LTNs maturing in 2024 are no longer recorded at Fair Value in Other Comprehensive Income, and become effective only for Payment of Principal and Interest. This event entails the full reversal of the mark-to-market amount recorded in Other Comprehensive Income on the reclassification date in the gross total of R$1,025 million, reducing, on the other hand, the value of the registered asset.

Consolidated Financial Statements | December 31, 2022 | F-40

* Values expressed in thousands, except when indicated.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial Assets Measured At Fair Value Through Profit or Loss Held For Trading	2,365,229	2,020,610	1,818,276
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit or Loss	240,050	477,707	438,912
Financial Assets Measured At Fair Value Through Other Comprehensive Income	33,493	29,187	72,173
Total	2,638,772	2,527,504	2,329,361

Type:
Shares of Brazilian companies	1,458,883	1,869,824	1,953,128
Shares of foreign companies	60,235	48,825	13,617
Investment funds (1)	1,119,654	608,855	362,616
Total	2,638,772	2,527,504	2,329,361
(1)	Composed mainly by investment on fixed income, public and private securities.

b) Changes

The changes in the balance of “Equity instruments – Financial assets measured at fair value through profit or loss held for trading” were as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of year	2,020,610	1,818,276	2,029,470
Net additions (disposals)	344,619	202,334	(211,194)
Balance at end of year	2,365,229	2,020,610	1,818,276

The changes in the balance of “Equity instruments – Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss” were as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of year	477,707	438,912	171,453
Net additions (disposals)	(237,657)	38,795	267,459
Balance at end of year	240,050	477,707	438,912

The changes in the balance of “Equity instruments – Financial Assets Measured At Fair Value Through Other Comprehensive Income” were as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of year	29,187	72,173	157,306
Net additions (disposals)	4,306	(42,986)	(85,133)
Balance at end of year	33,493	29,187	72,173

Consolidated Financial Statements | December 31, 2022 | F-41

* Values expressed in thousands, except when indicated.

8.	Derivative financial instruments and Short positions

The main risk factors of the derivative instruments assumed are related to exchange rates, interest rates and variable income. In managing this and other market risk factors, practices are used that include measuring and monitoring the use of limits previously defined in internal committees, the value at risk of portfolios, sensitivities to fluctuations in interest rates, exposure exchange rates, liquidity gaps, among other practices that allow for the control and monitoring of risks that may affect Banco Santander's positions in the various markets where it operates. Based on this management model, the Bank has managed, with the use of operations involving derivative instruments, to optimize the risk-benefit ratio even in highly volatile situations.

The fair value of derivative financial instruments is determined using quoted market prices, when available. The fair value of swaps is determined using discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on quoted market prices for exchange-traded derivatives or using methodologies similar to those described for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, implied volatilities and the fair value of the corresponding asset. Current market prices are used to price volatilities. For derivatives that do not have prices directly disclosed by exchanges, the fair price is obtained through pricing models that use market information, inferred from published prices of more liquid assets. From these prices, yield curves and market volatilities are extracted, which serve as input data for the models.

a) Trading and hedging derivatives

a.1) Derivatives Recorded in the Balance Sheet and Compensation Accounts

Portfolio Summary of Trading Derivative and Used as Hedge

	2022	2021	2020	2020	2020

Assets			Original	Adjustment	Rectified
Swap Differentials Receivable	13,815,247	7,641,355	14,729,642	-	14,729,642
Option Premiums to Exercise	1,419,279	1,385,889	4,974,618	-	4,974,618
Forward Contracts and Others	6,741,298	12,112,679	9,166,360	(2,623,106)	6,543,254
Total	21,975,824	21,139,923	28,870,620	(2,623,106)	26,247,514

Liabilities
Swap Differentials Payable	11,212,030	8,538,705	18,327,611	-	18,327,611
Option Premiums Launched	1,894,522	2,256,244	4,926,994	-	4,926,994
Forward Contracts and Others	5,592,773	13,824,032	8,725,333	(2,623,106)	6,102,227
Total	18,699,325	24,618,981	31,979,938	(2,623,106)	29,356,832

In 2020, due to better liquidity conditions observed in the market for electricity sales operations for certain maturities, management reclassified contracts with maturities of up to 2 years from level 3 to level 2 (note 29) and revisited the accounting treatment in relation to electricity commercialization contracts, which no longer include the "principal" value and, therefore, only adjustments to fair value and interest calculated in these operations are now recorded in balance sheet accounts

For the purposes of better comparison, the "principal" amounts of energy trading operations recorded in balance sheet accounts, on December 31, 2020, were reduced from the headings "Derivatives => Forward Contracts and Others" in the amounts of R$ 2,623,106, with corresponding impact on total assets and liabilities and between the lines "Financial assets measured at fair value through profit or loss Held for trading" and "Financial liabilities measured at fair value through profit and loss Held for trading" in the cash flow statement cash balance as of December 31, 2020. There was no change in the balance of shareholders' equity or income. The financial statements as of December 31, 2020, presented for comparison purposes, already include the aforementioned adjustments.

Consolidated Financial Statements | December 31, 2022 | F-42

* Values expressed in thousands, except when indicated.
Summary by Category

Trading	2022			2021			2020

	Notional	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value	Notional (1)	Curve Value	Fair Value
Swap	779,023,280	(3,682,261)	2,603,217	837,762,019	(1,804,744)	(897,350)	398,925,842	(3,076,947)	(3,597,969)
Assets	393,351,898	11,857,946	13,815,247	418,137,448	13,162,674	7,641,355	278,752,387	6,249,519	14,729,642
CDI (Interbank Deposit Rates)	85,498,232	3,624,970	5,069,441	66,837,268	318,541	(778,177)	41,316,315	326,586	3,010,880
Fixed Interest Rate - Real	186,961,127	772,985	4,902,157	231,741,021	9,269,271	6,412,471	54,159,848	4,013,563	9,607,342
Indexed to Price and Interest Rates	182,645	22,536	14,225	2,089,110	-	(234,488)	5,124,411	-	-
Foreign Currency	116,577,474	1,292,203	4,764,609	91,837,446	799,550	2,003,728	178,076,136	959,322	1,039,529
Others	4,132,420	145,252	(935,185)	25,632,603	2,775,313	237,822	75,676	950,048	1,071,891
Liabilities	385,671,382	(15,540,207)	(11,212,030)	419,624,571	(14,967,418)	(8,538,705)	120,173,455	(9,326,465)	(18,327,611)
CDI (Interbank Deposit Rates)	79,217,799	(4,057,095)	(4,363,542)	321,402,883	(4,171,481)	(12,327,484)	33,239,801	(6,911,748)	(13,693,733)
Fixed Interest Rate - Real	210,472,552	(8,512,023)	(4,347,433)	48,874,762	(6,760,576)	2,467,425	45,088,689	(2,183,507)	(2,772,479)
Indexed to Price and Interest Rates	626,129	(166,138)	(87,692)	22,827,336	-	(728,677)	33,026,692	-	(450,958)
Foreign Currency	91,303,383	(2,804,302)	(3,494,263)	887,129	(28,407)	2,287,852	6,636,885	(25)	153,695
Others	4,051,519	(649)	1,080,900	25,632,461	(4,006,955)	(237,822)	2,181,388	(231,186)	(1,564,135)
Options	1,150,540,616	(877,100)	(475,243)	1,130,172,099	(595,345)	(870,355)	2,043,286,085	(282,110)	47,624
Purchased Position	600,275,162	2,243,354	1,419,279	564,829,758	1,240,879	1,385,889	1,006,266,897	1,869,806	4,974,618
Call Option - US Dollar	10,629,479	440,097	214,722	9,898,179	271,464	382,237	1,188,387	47,898	39,202
Put Option - US Dollar	4,474,015	122,896	124,163	4,094,316	140,280	187,123	1,948,673	79,019	109,075
Call Option - Other	94,414,288	674,574	577,487	31,248,540	459,995	510,977	134,761,947	558,794	1,093,583
Interbank Market	92,324,275	608,913	555,707	28,499,055	444,446	495,214	101,421,659	557,167	556,039
Others (2)	2,090,013	65,661	21,780	2,749,485	15,549	15,763	33,340,288	1,627	537,544
Put Option - Other	490,757,380	1,005,787	502,907	519,588,723	369,140	305,553	868,367,889	1,184,095	3,732,758
Interbank Market	490,535,950	980,433	480,682	519,588,723	369,140	305,553	864,852,555	1,183,630	3,729,297
Others (2)	221,430	25,354	22,225	-	-	-	3,515,334	464	3,461

Consolidated Financial Statements | December 31, 2022 | F-43

* Values expressed in thousands, except when indicated.
Sold Position	550,265,454	(3,120,454)	(1,894,522)	565,342,341	(1,836,224)	(2,256,244)	1,037,019,188	(2,151,915)	(4,926,994)
Call Option - US Dollar	6,763,742	(292,212)	(165,919)	4,111,016	(170,553)	(152,348)	1,537,670	(70,201)	699,243
Put Option - US Dollar	8,885,700	(409,758)	(508,584)	4,017,161	(348,715)	(287,825)	2,315,919	(137,061)	(192,335)
Call Option - Other	42,840,737	(1,590,130)	(821,508)	33,383,234	(719,460)	(872,335)	130,919,394	(588,023)	(453,919)
Interbank Market	33,377,728	(575,451)	(349,710)	31,730,928	(713,773)	(858,586)	120,156,285	(566,813)	(464,405)
Others (2)	9,463,009	(1,014,679)	(471,798)	1,652,305	(5,687)	(13,749)	10,763,109	(21,210)	10,486
Put Option - Other	491,775,275	(828,354)	(398,511)	523,830,930	(597,497)	(943,736)	902,246,206	(1,356,630)	(4,979,984)
Interbank Market	491,596,383	(804,467)	(378,608)	523,830,930	(597,497)	(943,736)	869,328,317	(1,350,314)	(4,597,427)
Others (2)	178,892	(23,887)	(19,903)	-	-	-	32,917,888	(6,316)	(382,557)
Futures Contracts	278,348,786	-	-	287,984,278	-	-	270,258,566	-	-
Purchased Position	254,505,429	-	-	148,237,279	-	-	110,275,866	-	-
Exchange Coupon (DDI)	77,727,137	-	-	85,931,389	-	-	12,438,695	-	-
Interest Rates (DI1 and DIA)	148,713,860	-	-	28,491,764	-	-	97,837,171	-	-
Foreign Currency	27,444,003	-	-	33,797,350	-	-	-	-	-
Indexes (3)	482,394	-	-	16,776	-	-	-	-	-
Others	138,035	-	-	-	-	-	-	-	-
Sold Position	23,843,357	-	-	139,746,999	-	-	159,982,699	-	-
Exchange Coupon (DDI)	17,259,936	-	-	60,606,204	-	-	73,114,014	-	-
Interest Rates (DI1 and DIA)	3,337,596	-	-	53,267,620	-	-	67,958,767	-	-
Foreign Currency	1,327,928	-	-	25,678,296	-	-	18,653,658	-	-
Indexes (3)	1,787,973	-	-	194,879	-	-	256,261	-	-
Treasury Bonds/Notes	129,924	-	-	-	-	-	-	-	-
Forward Contracts and Others	152,669,932	1,394,796	1,148,525	167,611,313	2,836,843	(1,711,353)	165,663,806	2,693,759	441,028
Purchased Commitment	93,143,116	2,292,188	6,741,298	93,097,212	5,345,415	12,112,679	96,309,648	1,370,654	6,543,254
Currencies	72,849,455	1,938,956	6,426,685	83,752,185	2,738,485	8,501,934	87,254,202	1,370,654	5,026,566
Others	20,293,661	353,232	314,613	9,345,027	2,606,930	3,610,745	9,055,447	-	1,516,688
Sold Commitment	59,526,816	(897,392)	(5,592,773)	74,514,101	(2,508,572)	(13,824,032)	69,354,158	1,323,105	(6,102,227)
Currencies	53,574,925	(847,425)	(6,490,282)	71,611,500	(1,141,826)	(11,932,009)	64,986,757	1,323,328	(4,846,929)
Others	5,951,891	(49,967)	897,509	2,902,602	(1,366,746)	(1,892,023)	4,367,401	(223)	(1,255,298)
(1)	Nominal value of updated contracts.
(2)	Includes index options, primarily options involving US Treasury, stocks and stock indices.
(3)	Includes Bovespa and S&P indices.

Consolidated Financial Statements | December 31, 2022 | F-44

* Values expressed in thousands, except when indicated.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2022
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	38,910,036	250,925,646	103,516,216	393,351,898
Options	69,919,242	742,316	1,079,879,058	1,150,540,616
Futures Contracts	1,525,199	-	276,823,587	278,348,786
Forward Contracts and Others	61,719,539	72,055,923	18,894,470	152,669,932
(1)	Includes trades with B3 S.A. and other securities and commodities exchanges.

Notional				2021	2020
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	152,650,125	233,667,783	31,819,540	418,137,448	278,752,387
Options	1,127,446,708	1,641,361	1,084,030	1,130,172,099	2,043,286,085
Futures Contracts	287,984,278	-	-	287,984,278	270,258,566
Forward Contracts and Others	70,457,399	96,857,222	296,692	167,611,313	163,040,700
(1)	Includes trades with B3 S.A. and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2022
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	45,216,039	55,756,566	292,379,293	393,351,898
Options	632,690,834	392,814,885	125,034,897	1,150,540,616
Futures Contracts	199,359,807	22,626,385	56,362,594	278,348,786
Forward Contracts and Others	76,955,710	44,449,708	31,264,514	152,669,932

Notional				2021	2020
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	30,501,795	99,817,727	287,817,926	418,137,448	278,752,387
Options	749,406,698	128,500,299	252,265,102	1,130,172,099	2,043,286,084
Futures Contracts	167,320,563	45,239,639	75,424,076	287,984,278	270,258,566
Forward Contracts and Others	72,761,669	67,060,436	27,789,208	167,611,313	163,040,700

a.4) Derivatives by Market Trading

Notional	Stock Exchange (1)	Over the Counter	2022
			Total
Swap	45,837,011	347,514,887	393,351,898
Options	1,076,649,948	73,890,668	1,150,540,616
Futures Contracts	278,348,786	-	278,348,786
Forward Contracts and Others	6,790,867	145,879,065	152,669,932
(1)	Includes trades with B3 S.A.

Consolidated Financial Statements | December 31, 2022 | F-45

* Values expressed in thousands, except when indicated.
Notional	Stock Exchange (1)	Over the Counter	2021	2020
			Total	Total
Swap	111,418,682	306,718,767	418,137,448	278,752,387
Options	1,094,484,434	35,687,665	1,130,172,099	2,043,286,084
Futures Contracts	287,984,278	-	287,984,278	270,258,566
Forward Contracts and Others	7,108,898	160,502,415	167,611,313	163,040,700
(1)	Includes trades with B3 S.A.

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

	2022		2021		2020

	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap	Total Rate of Return Swap	Credit Swap
Credit Swaps	3,725,358	7,831,108	3,984,392	-	3,483,628	519,670
Total	3,725,358	7,831,108	3,984,392	-	3,483,628	519,670

During the period, there was no occurrence of a credit event related to triggering events provided for in the contracts.

		2022		2021		2020
Maximum Potential for Future Payments - Gross	Over 12 Months	Total	Over 12 Months	Total	Over 12 Months	Total
Per Instrument
CDS	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Total	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Per Risk Classification
Below Investment Grade	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Total	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Per Reference Entity
Brazilian Government	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298
Total	11,556,466	11,556,466	3,984,392	3,984,392	4,003,298	4,003,298

Consolidated Financial Statements | December 31, 2022 | F-46

* Values expressed in thousands, except when indicated.

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

• The Bank has an active loan portfolio originated in Dollars at a fixed rate at Santander EFC, whose operations are registered in Euros. As a way of managing this mismatch, the Bank designates Foreign Currency swap Floating Euro versus Fixed Dollar as market risk hedge of the corresponding credits.

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

Consolidated Financial Statements | December 31, 2022 | F-47

* Values expressed in thousands, except when indicated.

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

	2022		2021		2020
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Fair Value Hedge
Brazilian Treasury Bonds (LTN, NTN-F)	-	-	3,756,394	-	(2,183,841)	-
Trade Finance Off	(189)	-	728	-	(5,092)	-
Total	(189)	-	3,757,122	-	(2,188,933)	-

						12/31/2022
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	437,702	48,140	485,842	461,499	(24,687)	436,812
Credit Operations Hedge	437,702	48,140	485,842	461,499	(24,687)	436,812
Hedge of Securities	-	-	-	-	-	-
Future Contracts	75,057,601	3,862,299	78,919,900	75,953,237	1,729,350	77,682,587
Credit Operations Hedge	11,451,502	686,249	12,137,751	10,529,915	3,067,594	13,597,509
Hedge of Securities	3,971,751	-	3,971,751	3,787,939	(609,013)	3,178,926
Funding Hedge	59,634,348	3,176,050	62,810,398	61,635,383	(729,231)	60,906,152

						12/31/2021
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Swap Contracts	84,767	(2,204)	82,563	84,937	3,175	88,112
Credit Operations Hedge	84,767	(2,204)	82,563	84,937	3,175	88,112
Future Contracts	41,437,967	(7,913)	41,430,054	46,351,128	(2,031,108)	44,320,021
Credit Operations Hedge	2,850,589	(14,439)	2,836,150	2,738,830	15,685	2,754,515
Hedge of Securities	38,587,378	6,527	38,593,904	43,612,299	(2,046,793)	41,565,506

						12/31/2020
						Hedge
			Hedge Instruments			Objects
	Curve	Adjustment to	Accounting	Curve	Adjustment to	Accounting
Strategies	Value	Market Value	Value	Value	Market Value	Value
Future Contracts	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727
Hedge of Securities	46,649,331	-	46,649,331	42,529,036	2,802,690	45,331,727
(*)	The Bank has market risk hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the calculated daily adjustment balance, recorded in a memorandum account.

Consolidated Financial Statements | December 31, 2022 | F-48

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

The Bank applies the cash flow hedge as follows:

• Contracts fixed dollar-indexed asset swaps and liabilities in foreign currency and designates them as a hedging instrument in a Cash Flow Hedge structure, with the object of loan operations in foreign currency negotiated with third parties through offshore agencies and debt securities foreign currency held to maturity.

• It contracts Dollar futures or DDI + DI futures (Synthetic Dollar Futures) and designates them as a protection instrument in a Cash Flow Hedge structure, having as object item the Bank's credit portfolio in Dollars and Promissory Notes in securities portfolio available for sale.

• The Bank has a portfolio of assets indexed to the Euro and traded at Offshore agencies. In the transaction, the value of the asset in Euro will be converted to Dollar at the exchange contract rate for entering the transaction. As of the conversion, the principal amount of the transaction, already expressed in dollars, will be corrected by a floating or pre-fixed rate. The assets will be hedged with Swap Cross Currency, in order to transfer the risk in Euro to LIBOR + Coupon.

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

Consolidated Financial Statements | December 31, 2022 | F-49

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

	2022		2021		2020
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	-	-	-	-	14,666	-
Trade Finance Off	(72,624)	-	(236,630)	-	58,088	-
Government Securities (LFT)	(984,396)	-	(982,648)	-	727,437	-
CDB	(536,935)	-	402,779	-	-	-
Total	(1,593,955)	-	(816,500)	-	800,190	-

					12/31/2022

					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Market Value	Value	Value	Value
Future Contracts	42,617,519	403,700	43,021,219	42,568,476	2,611,153	45,179,629
Credit Operations Hedge	14,039,535	54,882	14,094,417	12,251,307	2,647,973	14,899,280
Hedge of Securities	17,126,826	348,474	17,475,300	18,375,905	1,912,343	20,288,248
Funding Hedge	11,451,158	344	11,451,502	11,941,264	(1,949,163)	9,992,101

					12/31/2021

					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Market Value	Value	Value	Value
Swap Contracts	110,932,644	(616,062)	110,316,582	128,673,067	(8,912,769)	119,760,298
Credit Operations Hedge	28,542,862	(577,845)	27,965,018	28,659,545	1,508,397	30,167,942
Hedge of Securities	71,320,781	(26)	71,320,756	89,837,000	(10,543,430)	79,293,570
Hedge of Securities	11,069,000	(38,191)	11,030,809	10,176,522	122,264	10,298,786

Consolidated Financial Statements | December 31, 2022 | F-50

* Values expressed in thousands, except when indicated.

			12/31/2020

			Hedge Instruments	Hedge Object
	Accounting	Adjustment to	Market	Accounting
Strategies	Value - liability	Market Value	Value	Value
Swap Contracts	1,428,053	1,428,053	1,302,666	1,302,666
Hedge of Securities	1,428,053	1,428,053	1,302,666	1,302,666
Future Contracts	19,500,234	19,500,234	23,447,934	23,447,934
Credit Operations Hedge (1)	19,500,234	19,500,234	23,447,934	23,447,934
(*)	The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin given in guarantee for transactions traded at B3 S.A. with its own and third party derivative financial instruments is composed of federal public securities.

	2022	2021	2020
Financial Treasury Bills - LFT	18,269,122	31,305,549	4,363,666
National Treasury Bills - LTN	3,291,246	3,751,223	6,155,276
National Treasury Notes - NTN	10,904,676	7,725,538	2,814,274
Total	32,465,044	42,782,310	13,333,215

b) Short Positions

On December 31, 2022, the balance of short positions totaled R$22,047,423 (2021 - R$12,780,559 and 2020 - R$45,807,946) which includes the value of financial liabilities resulting from the direct sale of purchased financial assets through resale or loan commitments.

9.	Loans and advances to clients

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to clients” in the consolidated financial statements is as follows:

Thousand of reais	2022	2021	2020

Classification:
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	1,894,282	392,455	60,808
Financial Assets Measured At Amortized Cost	488,735,746	464,451,587	393,707,229
Of which:
Loans and receivables at amortized cost	522,761,008	492,962,247	417,761,218
Impairment losses	(34,025,262)	(28,510,660)	(24,053,989)
Loans and advances to customers, net	490,630,028	464,844,042	393,768,037
Loans and advances to customers, gross	524,655,290	493,354,702	417,822,026

Thousand of reais	2022	2021	2020

Type:
Loans operations (1)	492,232,308	457,384,432	390,941,415
Lease Portfolio	2,862,185	2,532,048	2,096,240
Repurchase agreements	-	6,044,808	4,530,041
Other receivables (2)	29,560,797	27,393,414	20,254,330
Total	524,655,290	493,354,702	417,822,026
(1)	Includes loans, financing and other receivables with credit characteristics.
(2)	Refers substantially to Foreign Exchange Transactions and Other Receivables with the characteristic of granting credit.

Consolidated Financial Statements | December 31, 2022 | F-51

* Values expressed in thousands, except when indicated.

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

b) Detail

Below, the details, by condition and type of credit, debtor sector and interest rate formula, of loans and advances to customers, which reflect the Bank's exposure to credit risk in its main activity, gross of reduction losses to recoverable value:

Thousand of reais	2022	2021	2020
Loan borrower sector:
Commercial, and industrial	223,321,961	215,967,128	191,281,653
Real estate-construction	58,242,768	54,738,607	45,791,869
Installment loans to individuals	240,227,475	220,115,963	178,652,145
Lease financing	2,863,086	2,533,004	2,096,359
Total	524,655,290	493,354,702	417,822,026

Thousand of reais	2022	2021	2020
Interest rate formula:
Fixed interest rate	353,381,012	337,583,246	292,884,352
Floating rate	171,274,278	155,771,456	124,937,674
Total	524,655,290	493,354,702	417,822,026

								2022
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	126,507,628	46.89%	83,448,296	47.02%	13,366,037	17.27%	223,321,961	42.57%

Real estate	4,297,742	1.59%	10,905,342	6.14%	43,039,684	55.63%	58,242,768	11.09%
Installment loans to individuals	137,581,042	51.00%	81,679,970	46.02%	20,966,463	27.09%	240,227,475	45.79%

Lease financing	1,397,799	0.52%	1,454,533	0.82%	10,754	0.01%	2,863,086	0.55%
Loans and advances to customers, gross	269,784,211	100.00%	177,488,141	100.00%	77,382,938	100.00%	524,655,290	100.00%

								2021
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	165,729,422	61.37%	73,723,212	45.81%	8,221,617	13.18%	247,674,251	50.20%

Real estate	3,985,684	1.48%	10,137,988	6.30%	40,614,935	65.12%	54,738,607	11.10%
Installment loans to individuals	99,050,959	36.68%	75,832,619	47.12%	13,525,262	21.69%	188,408,840	38.19%

Lease financing	1,284,868	0.48%	1,238,498	0.77%	9,638	0.02%	2,533,004	0.51%
Loans and advances to customers, gross	270,050,934	100.00%	160,932,317	100.00%	62,371,452	100.00%	493,354,702	100.00%

								2020
Debt Sector by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and industrial	127,569,542	58.23%	60,190,422	40.94%	3,521,688	6.81%	191,281,652	45.78%

Real estate	3,419,553	1.56%	8,973,495	6.10%	33,398,822	64.54%	45,791,870	10.96%
Installment loans to individuals				52.15%	14,810,364	28.62%	178,652,145	42.76%
	87,174,594	39.79%	76,667,187
Lease financing	899,055	0.41%	1,182,713	0.80%	14,591	0.03%	2,096,359	0.50%
Loans and advances to customers, gross	219,062,744	100.00%	147,013,817	100.00%	51,745,465	100.00%	417,822,026	100.00%

Consolidated Financial Statements | December 31, 2022 | F-52

* Values expressed in thousands, except when indicated.

	2022	2021	2020

Maturity
Less than 1 year	269,784,211	270,050,934	219,062,744
Between 1 and 5 years	177,488,141	160,932,317	147,013,817
More than 5 years	77,382,938	62,371,451	51,745,465
Loans and advances to customers, gross	524,655,290	493,354,702	417,822,026

Internal risk classification
Low	392,397,296	374,505,212	347,315,357
Medium-low	77,992,749	79,216,725	24,277,404
Medium	18,647,136	14,589,977	26,231,871
Medium - high	13,573,901	9,413,110	3,896,457
High	22,044,208	15,629,678	16,100,937
Loans and advances to customers, gross	524,655,290	493,354,702	417,822,026

c) Impairment losses

The tables below show the reconciliations of the beginning and ending balances of the allowance for losses by category of financial instrument. The terms expected credit losses over 12 months, expected credit losses over their useful life and impairment losses are explained in the accounting practices note.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

Thousand of reais				2022
	Stage 1	Stage 2	Stage 3
	Credit losses expected in 12 months	Expected credit losses over a useful life not subject to impairment	Expected credit losses during the useful life subject to impairment	Total

Balance at beginning of year	6,977,664	5,753,855	16,991,855	29,723,374
Impairment losses charged to income for the year	2,418,459	7,757,352	13,624,909	23,800,720
Transfers between stages	(387,312)	(124,415)	7,860,172	7,348,445
Movement of the period	2,805,771	7,881,767	5,764,737	16,452,275
Of which:
Commercial and industrial	262,834	696,692	7,894,856	8,854,382
Real estate-construction	(6,839)	(20,320)	271,494	244,335
Installment loans to individuals	2,163,216	7,084,057	5,438,540	14,685,813
Lease financing	(752)	(3,077)	20,019	16,190
Variation by Stage	(6,516,310)	(6,652,359)	13,168,669	-
Write-off of impaired balances against recorded impairment allowance	-	-	(18,340,010)	(18,340,010)
Of which:
Commercial and industrial	-	-	(4,919,792)	(4,919,792)
Real estate-construction	-	-	(114,637)	(114,637)
Installment loans to individuals	-	-	(13,294,696)	(13,294,696)
Lease financing	-	-	(10,885)	(10,885)
Exchange Variation	6,104	2,610	18,825	27,539
Balance at end of year	2,885,917	6,861,458	25,464,248	35,211,623
Of which:
Loans and advances to customers	2,807,780	6,852,845	24,364,637	34,025,262
Loans and amounts due from credit institutions (Note 5)	12,599	-	-	12,599
Provision for Debt Instruments (Note 6)	65,537	8,613	1,099,612	1,173,762

Recoveries of loans previously charged off	-	-	983,030	983,030
Of which:
Commercial and industrial	-	-	597,436	597,436
Real estate-construction	-	-	35,671	35,671
Installment loans to individuals	-	-	346,097	346,097
Lease financing	-	-	3,826	3,826
Discount Granted	-	-	(2,011,059)	(2,011,059)

Consolidated Financial Statements | December 31, 2022 | F-53

* Values expressed in thousands, except when indicated.

Thousand of reais	2022	2021	2020
Balance at beginning of year	29,723,374	25,640,489	22,625,750
Impairment losses charged to income for the year	23,800,720	16,986,695	18,311,441
Of which:
Commercial and industrial	8,854,382	3,340,309	6,918,671
Real estate-construction	244,335	116,031	81,415
Installment loans to individuals	14,685,813	13,531,815	11,308,689
Lease financing	16,190	(1,460)	2,666
Write-off of impaired balances against recorded impairment allowance	(18,340,010)	(12,934,687)	(15,297,428)
Of which:
Commercial and industrial	(4,919,792)	(5,184,225)	(4,744,944)
Real estate-construction	(114,637)	(166,579)	(232,262)
Installment loans to individuals	(13,294,696)	(7,575,967)	(10,433,131)
Lease financing	(10,885)	(7,916)	(14,588)
Exchange Variation	27,539	30,878	127,499
Balance at end of year	35,211,623	29,723,376	25,640,488
Of which:
Loans and advances to customers	34,025,262	28,510,659	24,053,989
Loans and amounts due from credit institutions (Note 5)	12,599	21,825	9,065
Provision for Debt Instruments (Note 6)	1,173,762	1,190,892	1,577,435
Recoveries of loans previously charged off	983,030	1,536,336	861,253
Of which:
Commercial and industrial	597,436	462,523	422,023
Real estate-construction	35,671	64,257	55,631
Installment loans to individuals	346,097	1,002,257	370,491
Lease financing	3,826	7,299	13,107

Considering the amounts recognized in "Losses due to non-recovery against income", "Recoveries of loans written off as a loss" and "Discount Granted", "Losses on financial assets - Financial assets measured at amortized cost" totaled on December 31, 2022, R$ 24,828,749 (2021 – R$ 17,112,734 and 2020 – R$ 17,450,188).

The balances of the provision for losses due to non-recovery by debtor sector are as follows:

Thousand of reais	2022	2021	2020

Commercial and industrial	12,259,205	8,324,614	9,757,193
Real estate - Construction	283,946	154,248	193,935
Installment loans to individuals	22,658,949	21,240,296	15,675,765
Lease financing	9,523	4,218	13,594
Total	35,211,623	29,723,376	25,640,488

d) Impaired assets

Details of changes in the balance of financial assets recorded as “Financial assets measured at amortized cost - Loans and advances to customers”, “Debt Instrument” which are classified as amortized cost and classified as non-recoverable (as per the definition described in note 1. i) due to credit risk are as follows:

Thousand of reais	2022	2021	2020

Balance at the beginning of the period	26,923,312	23,176,039	23,426,076
Net additions	31,920,565	18,428,727	14,757,908
Written-off assets	(19,620,042)	(14,681,454)	(15,007,946)
Balance at end of year	39,223,835	26,923,312	23,176,039

Consolidated Financial Statements | December 31, 2022 | F-54

* Values expressed in thousands, except when indicated.

Below, the details of non-recoverable financial assets, classified by maturity:

Thousand of reais	2022	2021	2020

With no Past- Due Balances or Less than 3 Months Past Due	23,036,735	12,885,506	12,966,813
With Balances Past Due by
3 to 6 Months	4,349,146	4,717,302	3,049,974
6 to 12 Months	9,536,043	6,866,628	4,798,859
12 to 18 Months	1,481,516	1,253,046	1,243,809
18 to 24 Months	315,987	659,702	607,527
More than 24 Months	504,408	541,129	509,056
Total	39,223,835	26,923,312	23,176,039

Thousand of reais	2022	2021	2020
Debt Sector
Commercial and industrial	14,156,235	11,439,692	10,558,213
Real estate - Construction	1,057,989	470,115	456,130
Installment loans to individuals	23,999,266	14,996,152	12,144,238
Lease financing	10,345	17,353	17,458
Total	39,223,835	26,923,312	23,176,039

e) Loan past due for less than 90 days but not classified as impaired

Thousand of reais	2022	% of total loans past due for less than 90 days	2021	% of total loans past due for less than 90 days	2020	% of total loans past due for less than 90 days

Commercial and industrial	4,940,611	21.43%	4,892,277	20.68%	5,131,885	25.80%
Real estate - Construction	4,063,490	17.63%	3,605,641	15.24%	3,085,498	15.51%
Installment loans to individuals	14,035,606	60.89%	15,150,254	64.04%	11,660,666	58.62%
Financial Leasing	11,806	0.05%	10,961	0.05%	13,292	0.07%
Total (1)	23,051,513	100.00%	23,659,133	100.00%	19,891,340	100.00%
(1)	Refers exclusively to loans between 1 and 90 days.

f) Lease at present value

As at December 31, 2022, 2021 and 2020 there were no leasing agreements or commitments that are considered individually relevant.

Breakdown by maturity

Gross investment in lease transactions

Thousand of reais	2022	2021	2020

Overdue	2,066	3,531	2,740
Due to:
Up to 1 year	1,197,133	1,067,567	952,172
From 1 to 5 years	1,888,521	1,642,506	1,394,525
Over 5 years	123,496	132,459	20,128
Total	3,211,216	2,846,063	2,369,565

Consolidated Financial Statements | December 31, 2022 | F-55

* Values expressed in thousands, except when indicated.

g) Transfer of financial assets with retention of risks and benefits

As of December 31, 2022, the balance recorded under “Loans and advances to customers” referring to operations assigned is R$32,647 (2021 - R$40,790 and 2020 - R$55,284) and R$32,138 (2021 – R$40,511 and 2020 - R$55,105 ) of “Financial Liabilities Associated with the Transfer of Assets” (Note 20).

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

As of December 31, 2022, 2021 and 2020, the total amount of non-current assets held for sale includes assets not in use and other tangible assets. The variation of the caption "Non-current assets held for sale" is as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of year	1,065,420	1,362,602	1,580,496
Loan repayments - repossession of assets	201,391	235,904	445,173
Capital Increase in Companies held for sale	56,512	66,197	-
Sales	(413,777)	(599,283)	(663,067)
Final balance, gross	909,546	1,065,420	1,362,602
Impairment losses (1)	(210,410)	(249,075)	(269,693)
Impairment as a percentage of foreclosed assets	23.13%	23.38%	19.79%
Balance at end of year	699,136	816,345	1,092,909
(1)	In 2022, includes the amount of R$196,649 (2021 – R$182,448 and 2020 – R$24,751) of reversal of provisions for depreciation on real estate and R$2,053 (2021 – R$2,194) of provisions for depreciation on vehicles, constituted based on appraisal reports prepared by a specialized external consultancy, accounted for as a provision for non-recovery losses (“impairment”).

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

Consolidated Financial Statements | December 31, 2022 | F-56

* Values expressed in thousands, except when indicated.

a) Breakdown

				Participation %
Jointly Controlled by Banco Santander	Activity	Country	2022	2021	2020
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	19.45%	20.00%
Campo Grande Empreendimentos (5)	Other Activities	Brazil	0.00%	25.32%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%	50.00%
CIP S.A (6)	Other Activities	Brazil	17.87%	0.00%	0.00%

Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	70.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Broker	Brazil	50.00%	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Broker	Brazil	50.00%	50.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Insurance Broker	Brazil	20.00%	0.00%	0.00%
Jointly Controlled by Aymoré CFI
Solution 4 Fleet	Other Activities	Brazil	80.00%	80.00%	0.00%

(1) Companies with a one-month lag for the calculation of equity equivalence. For the accounting of equity income, the position of 11/30/2022 was used on 12/31/2022.

(2) Although the stake is less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement where no business decision can be taken by a single shareholder.

(3) Although the stake exceeds 50%, in accordance with the shareholders' agreement, control is shared by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).

(4) Pursuant to the shareholders' agreement, control is shared by Santander Corretora de Seguros and PSA Services LTD.

(5) Participation arising from the credit recovery of Banco Comercial e de Investimentos Sudameris S.A., incorporated in 2009 by Banco ABN AMRO Real S.A., which in the same year was incorporated by Banco Santander (Brasil) S.A., one of the Company's partners. The partners are conducting the procedures for the dissolution of the company, which depends on the sale of a property. Once sold, the company will be liquidated and each partner will receive their share of the equity.

(6) In March 2022, the Interbank Payments Chamber – CIP was demutualized. The non-profit association underwent a spin-off in which part of the equity was incorporated into a new for-profit company CIP S.A.

	Investments
	2022	2021	2020
Jointly Controlled by Banco Santander	1,053,127	628,040	590,219
Banco RCI Brasil S.A.	552,572	591,745	544,236
Estruturadora Brasileira de Projetos S.A. - EBP	746	1,257	1,273
Gestora de Inteligência de Crédito	61,590	13,522	28,680
Campo Grande Empreendimentos	-	255	255
Santander Auto S.A.	30,778	21,261	15,775
CIP S.A	407,441	-	-

Jointly Controlled by Santander Corretora de Seguros	674,443	593,002	504,766
Webmotors S.A.	386,437	359,092	316,597
Tecnologia Bancária S.A. - TECBAN	243,649	232,109	186,357
Hyundai Corretora de Seguros	1,254	1,260	1,044
PSA Corretora de Seguros e Serviços Ltda.	540	541	768
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	42,563	-	-
Jointly Controlled by Aymoré CFI	-	11,604	-
Solution 4 Fleet.	-	11,604	-
Total	1,727,570	1,232,646	1,094,985

		Results of Investments
	2022	2021	2020
Jointly Controlled by Banco Santander	134,043	54,493	50,914
Banco RCI Brasil S.A.	84,214	62,813	72,057
Norchem Participações e Consultoria S.A.	-	-	333
CIP S.A.	50,607	-	-
Estruturadora Brasileira de Projetos S.A. - EBP	43	(16)	9
Gestora de Inteligência de Crédito	(13,365)	(14,419)	(19,064)
Santander Auto S.A.	12,544	6,115	(2,421)

Consolidated Financial Statements | December 31, 2022 | F-57

* Values expressed in thousands, except when indicated.

	Equity in earnings
	2022	2021	2020
Jointly Controlled by Santander Corretora de Seguros	65,136	91,833	61,380
Webmotors S.A.	52,085	45,817	38,823
Tecnologia Bancária S.A. - TECBAN	11,540	45,752	22,219
Hyundai Corretora de Seguros	(6)	216	110
PSA Corretora de Seguros e Serviços Ltda.	1,021	48	226
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	496	-	-
Jointly Controlled by Aymoré CFI	-	(2,142)	-
Solution 4 Fleet.	-	(2,142)	-

Significant Influence of Banco Santander	-	-	(33)
Norchem Holding e Negócios S.A.	-	-	(33)
Total	199,179	144,184	112,261

			2022
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	15,665,896	15,289,473	446,732
Banco RCI Brasil S.A.	11,232,921	11,078,109	211,111
Estruturadora Brasileira de Projetos S.A. - EBP	6,831	11,427	390
Gestora de Inteligência de Crédito	1,565,100	1,642,454	(68,330)
Santander Auto S.A.	208,976	182,551	26,425
CIP S.A	2,652,068	2,374,932	277,136
Jointly Controlled by Santander Corretora de Seguros	3,593,408	3,459,786	133,621
Webmotors S.A.	393,592	316,559	77,033
Tecnologia Bancária S.A. - TECBAN	2,973,912	2,921,075	52,837
Hyundai Corretora de Seguros Ltda.	4,025	4,037	(12)
PSA Corretora de Seguros e Serviços Ltda.	5,400	3,358	2,041
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	216,479	214,757	1,722
Total	19,259,304	18,749,259	580,353

			2021
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	12,488,103	12,473,458	95,420
Banco RCI Brasil S.A.	11,147,493	11,080,238	157,462
Estruturadora Brasileira de Projetos S.A. - EBP	11,339	11,476	(136)
Gestora de Inteligência de Crédito	1,173,234	1,237,937	(74,136)
Santander Auto S.A.	156,037	143,807	12,230
Jointly Controlled by Santander Corretora de Seguros	3,055,130	2,824,094	231,035
Webmotors S.A.	342,195	276,743	65,452
Tecnologia Bancária S.A. - TECBAN	2,707,571	2,542,515	165,056
Hyundai Corretora de Seguros Ltda.	3,353	2,921	431
PSA Corretora de Seguros e Serviços Ltda.	2,011	1,915	96

Significant Influence of Banco Santander	14,871	17,548	(2,677)
Norchem Holding e Negócios S.A.	14,871	17,548	(2,677)
Total	15,558,104	15,315,100	323,778

			2020
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	12,900,571	11,255,396	51,847
Banco RCI Brasil S.A.	11,620,304	10,255,995	99,951
Norchem Participações e Consultoria S.A.	70,475	27,781	534
Estruturadora Brasileira de Projetos S.A. - EBP	11,562	39	148
Gestora de Inteligência de Crédito	1,126,424	933,115	(45,410)
Santander Auto S.A.	71,807	38,466	(3,376)
Jointly Controlled by Santander Corretora de Seguros	2,952,308	1,692,770	68,469
Webmotors S.A.	512,687	78,856	21,529
Tecnologia Bancária S.A. - TECBAN	2,435,377	1,612,822	46,735
Hyundai Corretora de Seguros Ltda.	2,076	251	(43)
PSA Corretora de Seguros e Serviços Ltda.	2,168	841	247
Significant Influence of Banco Santander	126,877	29,391	(225)
Norchem Holding e Negócios S.A.	126,877	29,391	(225)
Total	15,979,756	12,977,558	120,091

Consolidated Financial Statements | December 31, 2022 | F-58

* Values expressed in thousands, except when indicated.

b) Changes

The changes in the balance of this item in the years ended December 31, 2022, 2021 and 2020 were:

	2022	2021	2020
Jointly Controlled by Banco Santander
Balance at beginning of year	1,232,646	1,094,985	1,049,510
Additions / disposals (net) due to change in the scope of consolidation	(11,604)	(739)	(41,851)
Additions /disposals	103,500	13,746	13,571
Add / Lower	(809)	-	-
Share of results of entities accounted for using the equity method	199,179	144,184	112,293
Dividends proposed/received	(125,732)	(66,878)	(59,784)
Adjustment to market value	(26,355)	-	-
Others	-	47,348	21,246
Balance at end of year	1,370,825	1,232,646	1,094,985

Significant Influence of Banco Santander
Balance at beginning of year	-	-	21,252
Share of results of entities accounted for using the equity method	-	-	(33)
Dividends proposed/received	-	-	(239)
Alienation	356,745	-	(20,980)
Balance at end of year	356,745	-	-

c) Impairment losses

No impairment losses were recognized on investments in associates and joint ventures in 2022, 2021 and 2020.

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

Consolidated Financial Statements | December 31, 2022 | F-59

* Values expressed in thousands, except when indicated.

		2022		2021		2020
	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors	Banco RCI Brasil	Webmotors
Current assets	10,608,167	404,644	10,187,883	342,195	11,270,565	276,170
Current liabilities	9,284,716	86,928	8,754,744	71,742	9,825,654	220,707
Cash and cash equivalents	306,035	2,161	341,015	2,746	201,142	1,411
Depreciation and amortization	(1,592)	(818)	(1,628)	(19,152)	(1,577)	(14,949)
Revenue	885,062	84,742	637,856	331,586	732,253	277,270
Interest income	1,875,538	12,887	1,308,649	3,938	1,354,283	2,283
Interest expense	(1,057,093)	-	(592,776)	-	(483,506)	-
Tax Income / (expense)	(103,934)	(43,634)	(105,266)	(32,819)	(169,957)	(26,314)
Current financial liabilities (excluding trade and other payables and provisions)	3,814,862	-	3,293,251	58,910	3,279,806	58,910
Non-current financial liabilities (excluding trade and other payables and provisions)	5,747,252	-	5,218,945	796	5,947,683	796

12.	Tangible assets

The Bank's tangible assets refer to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property or leased under operating leases.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2019	2,840,170	5,345,320	10,172,692	3,082,781	2,053	21,443,016
Additions	8,831	559,388	667,704	-	-	1,235,923
Additions resulting mergers	-	-	-	738,603	-	738,603
Cancellation of lease agreements	-	-	-	(246,308)	-	(246,308)
Write-off	(23,771)	(2,241,220)	(416,600)	-	-	(2,681,591)
Transfers	(8,485)	120,158	39,861	-	(806)	150,728
Balance on December 31, 2020	2,816,745	3,783,646	10,463,657	3,575,076	1,247	20,640,371

Additions	32,959	435,858	693,957	-	-	1,162,774
Additions resulting mergers	-	-	-	103,449	-	103,449
Cancellation of lease agreements	-	-	-	(254,101)	-	(254,101)
Write-off	(50,181)	(1,584,956)	(402,817)	-	-	(2,037,954)
Transfers	-	651,607	(468,561)	-	-	183,046
Balance on December 31, 2021	2,799,523	3,286,155	10,286,236	3,424,424	1,247	19,797,585

Additions	44,475	185,248	896,388	-	-	1,126,111
Additions by Company Acquisition	-	-	-	333,742	-	333,742
Cancellation of lease agreements	-	-	-	(115,842)	-	(115,842)
Write-off	(49,212)	(215,731)	(531,621)	-	-	(796,564)
Transfers	-	54,958	26,128	-	-	81,086
Balance on December 31, 2022	2,794,786	3,310,630	10,677,131	3,642,324	1,247	20,426,118

Consolidated Financial Statements | December 31, 2022 | F-60

* Values expressed in thousands, except when indicated.

Accumulated depreciation	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2019	(828,691)	(4,038,210)	(6,186,418)	(555,816)	-	(11,609,135)
Additions	(86,954)	(537,908)	(846,881)	(568,062)	-	(2,039,805)
Write-off	11,020	2,263,857	359,618	-	-	2,634,495
Transfers	1,765	66,717	(88,612)	-	-	(20,130)
Balance on December 31, 2020	(902,860)	(2,245,544)	(6,762,293)	(1,123,878)	-	(11,034,575)

Additions	(108,946)	(291,174)	(896,705)	(553,955)	-	(1,850,780)
Write-off	38,337	940,737	448,471	572,833	-	2,000,378
Transfers	-	10	(102,187)	-	-	(102,177)
Balance on December 31, 2021	(973,469)	(1,595,971)	(7,312,714)	(1,105,000)	-	(10,987,154)

Additions	(101,576)	(332,594)	(865,145)	(560,728)	-	(1,860,043)
Write-off	28,904	214,948	404,157	-	-	648,009
Transfers	-	(117)	(3,673)	-	-	(3,790)
Balance on December 31, 2022	(1,046,141)	(1,713,734)	(7,777,375)	(1,665,728)	-	(12,202,978)

Losses from non-recovery (impairment)
Balance on December 31, 2019	(14,446)	-	(37,479)	-	-	(51,925)
Impacts on results	(11,162)	-	7,789	-	(13,387)	(16,760)
Balance on December 31, 2020	(25,608)	-	(29,690)	-	(13,387)	(68,685)

Impacts on results	3,310	-	38,729	-	-	42,039
Balance on December 31, 2021	(22,298)	-	9,039	-	(13,387)	(26,646)

Impacts on results	(5,644)	-	(87)	-	-	(5,731)
Balance on December 31, 2022	(27,942)	-	8,952	-	(13,387)	(32,377)

Carrying amount
Balance on December 31, 2020	1,888,277	1,538,102	3,671,674	2,451,198	(12,140)	9,537,111
Balance on December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785
Balance on December 31, 2022	1,720,703	1,596,896	2,908,708	1,976,596	(12,140)	8,190,763

The depreciation expenses has been included in the heading “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

As of December 31, 2022, the Bank has R$50,807 in contractual commitments for the acquisition of tangible assets. (2021 - R$58,413 and 2020 R$0).

13.	Intangible assets - Goodwill

The goodwill constitutes the surplus between the acquisition cost and the Bank's participation in the net fair value of the acquiree's assets, liabilities and contingent liabilities. When the excess is negative (discount), it is recognized immediately in income. In accordance with IAS 36, goodwill is tested annually for impairment purposes or whenever there are indications of impairment of the cash-generating unit to which it was allocated. Goodwill is accounted for at cost less accumulated impairment losses. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The goodwill recorded is subject to the impairment test (note 2.n.i) and was allocated according to the operating segment (note 44).

Based on the assumptions described above, no impairment of goodwill was identified on December 31, 2022, 2021 and 2020.

Consolidated Financial Statements | December 31, 2022 | F-61

* Values expressed in thousands, except when indicated.

Thousand of reais	2022	2021	2020

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,215,749
Toro Corretora de Títulos e Valores Mobiliários S.A.	160,771	305,937	-
Liderança Serviços Especializados em Cobranças Ltda.	236,626	237,663	-
Olé Consignado (Atual Denominação Social do Banco Bonsucesso Consignado)	62,800	62,800	62,800
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,613	-
Return Capital Serviços de Recuperação de Créditos S.A. (atual denominação social da Ipanema Empreendimentos e Participações S.A.)	24,346	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381	16,381
Paytec Tecnologia em Pagamentos Ltda.	-	11,336	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	5,271	-
Banco PSA Finance Brasil S.A.	1,557	1,557	1,557
Apê11 Tecnologia e Negocios Imobiliarios S.A.	9,777	-	-
Monetus Investimentos S.A.	39,919	-	-
Mobills Labs Soluções em Tecnologia LTDA	39,589	-	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	-	-
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	-	-	1,039,304
Total	27,889,327	27,915,469	28,360,137

	Commercial Banking
	2022	2021	2020
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	5 years	5 years	5 years
Growth rate perpetual (1)	5.1%	4.8%	4.3%
Discount rate (2)	12.9%	12.3%	12.4%
(1)	Cash flow projections are based on the Management's internal budget and growth plans, considering historical data, expectations and market conditions such as industry growth, interest rates and inflation indices.
(2)	The discount rate is calculated based on the capital asset pricing model (CAPM). The pre-tax discount rate is 19.09% (2021 – 18.77% and 2020 – 19.56%).

Thousand of reais	2022	2021	2020

Balance at beginning of the year	27,915,469	28,360,137	28,375,004
Additions (loss):
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	-	(1,039,304)	-
Toro Corretora de Títulos e Valores Mobiliários S.A.	(145,167)	305,937	-
Liderança Serviços Especializados em Cobranças Ltda.	(1,036)	237,663	-
Solution 4Fleet Consultoria Empresarial S.A.	(23)	32,613	-
Paytec Tecnologia em Pagamentos Ltda.	(11,336)	11,336	-
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	-	5,271	-
Apê11 Tecnologia e Negócios Imobiliários S.A.	9,777	-
Monetus Investimentos S.A.	39,919	-
Mobills Labs Soluções em Tecnologia Ltda.	39,589	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	-
Others	-	1,816	(14,867)
Balance at end of the year	27,889,327	27,915,469	28,360,137

A quantitative goodwill impairment test is performed annually. At the end of each exercise, an analysis is carried out on the existence of appearances of disability. For the years 2022, 2021 and 2020 there was no evidence of impairment.

In the goodwill impairment test, carried out considering the December 2022 scenario, and whose discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows, it was found that these continue to indicate the absence of impairment.

Consolidated Financial Statements | December 31, 2022 | F-62

* Values expressed in thousands, except when indicated.

14.	Intangible assets - Other intangible assets

The details, by asset category, of the other intangible assets in the consolidated balance sheets are as follows:

Cost	IT developments	Other assets	Total
Balance on December 31, 2019	5,629,798	293,725	5,923,523
Additions	990,184	73,238	1,063,422
Write-off	(240,626)	(7,803)	(248,429)
Transfers	(25,515)	3,036	(22,479)
Balance on December 31, 2020	6,353,841	362,196	6,716,037

Additions	1,429,459	71,103	1,500,562
Write-off	(633,534)	(3,270)	(636,804)
Transfers	(124,157)	-	(124,157)
Balance on December 31, 2021	7,025,609	430,029	7,455,638

Additions	1,536,146	201,402	1,737,548
Write-off	(186,429)	(1,345)	(187,774)
Transfers	5,986	(38)	5,948
Balance on December 31, 2022	8,381,312	630,048	9,011,360

Accumulated amortization
Balance on December 31, 2019	(3,448,788)	(251,632)	(3,700,420)
Additions	(534,000)	(5,322)	(539,322)
Balance on December 31, 2020	(3,982,788)	(256,954)	(4,239,742)

Additions	(569,370)	(13,771)	(583,141)
Write-off	343,216	(4,558)	338,658
Balance on December 31, 2021	(4,208,942)	(275,283)	(4,484,225)

Additions	(651,724)	(73,735)	(725,459)
Write-off	40,085	2,991	43,076
Balance on December 31, 2022	(4,820,581)	(346,027)	(5,166,608)

Losses from non-recovery (Impairment) - IT	IT developments	Other assets	Total
Balance on December 31, 2019	(2,319)	-	(2,319)
Impact on net profit (1)	(66,269)	-	(66,269)
Write-off	(1,346)	-	(1,346)
Balance on December 31, 2020	(69,934)	-	(69,934)

Impact on net profit (1)	(23,066)	(7,094)	(30,160)
Balance on December 31, 2021	(93,000)	(7,094)	(100,094)

Impact on net profit (1)	(10,091)	(21,160)	(31,251)
Balance on December 31, 2022	(103,091)	(28,254)	(131,345)

Carrying amount
Balance on December 31, 2020	2,301,119	105,242	2,406,361
Balance on December 31, 2021	2,723,667	147,652	2,871,319
Balance on December 31, 2022	3,457,640	255,767	3,713,407
(1)	Refers to the impairment loss of assets in the acquisition and development of logic. The loss in the acquisition and development of logiciais was recorded due to the obsolescence and discontinuity of said systems.

Amortization expenses were included under "Depreciation and amortization" in the income statement.

15.	Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousand of reais	2022	2021	2020

Customer relationships	1,645,963	922,860	1,873,048
Prepayments and accrued income	1,031,104	797,365	1,007,792
Contractual guarantees of former controlling stockholders (Note 22.c.5)	496	496	496
Actuarial asset (Note 21)	292,770	287,808	361,149
Other receivables (1)	5,304,196	4,040,499	3,979,926
Total	8,274,529	6,049,028	7,222,411
(1)	Corresponds mainly to the payment of payroll portfolio premiums.

Consolidated Financial Statements | December 31, 2022 | F-63

* Values expressed in thousands, except when indicated.

16.	Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial liabilities at amortized cost	116,079,014	121,005,909	131,656,962
Total	116,079,014	121,005,909	131,656,962

Type:
Deposits on demand (1)	3,520,842	126,203	296,340
Time deposits (2)	87,824,144	75,754,363	76,489,490
Repurchase agreements	24,734,028	45,125,343	54,871,132
Of which:
Backed operations with Private Securities (3)	70,188	13,478,131	13,843,463
Backed operations with Government Securities	24,663,840	31,647,212	41,027,669
Total	116,079,014	121,005,909	131,656,962
(1)	Non-remunerated accounts.
(2)	Includes operations with credit institutions resulting from export and import financing lines, domestic onlending (BNDES and Finame) and abroad, and other credit lines abroad.
(3)	Refer basically to repurchase agreements backed by own debentures.

Thousand of reais	2022	2021	2020

Currency:
Real	46,952,884	62,322,887	77,743,482
Euro	-	9,309	13,156
US dollar	68,661,828	58,673,713	53,900,324
Other currencies	464,302	-	-
Total	116,079,014	121,005,909	131,656,962

17.	Client deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial liabilities at amortized cost	489,953,489	468,961,069	445,813,972
Total	489,953,489	468,961,069	445,813,972

Type:
Demand deposits
Current accounts (1)	26,607,407	41,742,247	35,550,105
Savings accounts	60,170,586	65,248,913	62,210,443
Time deposits	339,943,008	280,955,456	269,929,085
Repurchase agreements	63,232,488	81,014,453	78,124,340
Of which:
Backed operations with Private Securities (2)	17,309,369	20,103,099	14,944,250
Backed operations with Government Securities	45,923,119	60,911,354	63,180,090
Total	489,953,489	468,961,069	445,813,972
(1)	Non-remunerated accounts.
(2)	Refer basically to repurchase agreements backed by own debentures.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

Consolidated Financial Statements | December 31, 2022 | F-64

* Values expressed in thousands, except when indicated.

18.	Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousand of reais	2022	2021	2020

Classification:
Financial liabilities at amortized cost	107,120,875	79,036,792	56,875,514
Total	107,120,875	79,036,792	56,875,514

Type:
Real estate credit notes - LCI (1)	26,076,306	21,459,182	18,846,138
Eurobonds	14,508,126	12,952,068	9,399,277
Treasury Bills (2)	33,713,048	25,074,264	12,749,911
Agribusiness credit notes - LCA	24,045,319	16,989,434	14,746,831
Guaranteed Real Estate Credit Notes (3)	8,778,076	2,561,845	1,133,356
Total	107,120,875	79,036,792	56,875,514
(1)	Real estate credit notes are fixed income securities backed by real estate credits and guaranteed by mortgage or fiduciary alienation of real estate. As of December 31, 2022, they mature between 2023 and 2028 (2021 - with maturity between 2022 and 2028 and 2020 - with maturity between 2021 and 2027).
(2)	The main characteristics of financial bills are a minimum term of two years, a minimum face value of R$50 and permission for early redemption of only 5% of the amount issued. As of December 31, 2022, they mature between 2023 and 2032 (2021 – with maturity between 2022 and 2031 and 2020 – with maturity between 2021 and 2025).
(3)	Guaranteed Real Estate Bills are fixed income securities backed by Real Estate credits guaranteed by the issuer and by a pool of real estate credits separate from the issuer's other assets. On December 31, 2022, they mature between 2023 and 2035 (12/31/2021 - with maturity between 2022 and 2035).

Indexers:	Domestic	Abroad

Treasury Bills	100% to 112% of CDI	-
	100% of IPCA	-
	Pre fixed: 4.26% to 14.35%	-
Real estate credit notes - LCI	86% to 105.8% of CDI	-
	Pre fixed: 3.90% of 14.36%	-
	100% of IPCA	-
	1.5% to 1.7% of IPCA	-
	100% of TR	-
Agribusiness credit notes - LCA	70% to 104% of CDI	-
	5.37% to 14.07% of SELIC	-
Guaranteed Real Estate Credit Notes - LIG	6% to 106% of CDI	-
	95% to 108.5% of IPCA	-
Eurobonds	-	0% a 9%
	-	CDI+6,4%

The breakdown, by currency, of the balance of this account is as follows:

Thousand of reais
Currency:	2022	2021	2020

Real	92,612,749	66,084,725	47,490,706
US dollar	14,508,126	12,952,068	9,384,808
Total	107,120,875	79,036,792	56,875,514

Consolidated Financial Statements | December 31, 2022 | F-65

* Values expressed in thousands, except when indicated.

	Average interest (%)
Currency:	2022	2021	2020

Real	12.3%	5.4%	2.5%
US dollar	5.2%	5.7%	5.2%
Total	8.8%	5.6%	3.9%

The changes in the balance "Bonds for securities" were as follows:

Thousand of reais	2022	2021	2020

Balance at beginning of the year	79,036,792	56,875,514	73,702,474
Issuances	60,583,109	101,784,961	60,047,656
Payments	(39,154,639)	(97,220,580)	(82,900,914)
Interest (Note 32)	6,951,908	4,536,849	2,785,942
Exchange differences and Others	(296,295)	13,060,048	3,240,356
Balance at end of the year	107,120,875	79,036,792	56,875,514
(1)	In 2020, the Exchange Rate linked to “Obligations for bonds and securities” are related to Eurobonds.

On December 31, 2022, 2021 and 2020, none of these instruments were converted into Bank shares or obtained privileges or rights that, under certain circumstances, would make them convertible into shares.

Note 43-d contains details of the corresponding residual maturity periods of the financial liability at amortized cost in each year.

The composition of "Eurobonds and other securities" is as follows:

Issuance	Maturity Until	Interest Rate (p.a.)	2022	2021	2020
2018	2025	4.4%	-	306,253	4,213,777
2019	2027	Until 6.4% + CDI	32,204	1,189,699	1,279,506
2020	2027	Until 6.4% + CDI	90,069	3,363,551	3,905,993
2021	2031	Until 9% + CDI	6,306,335	8,092,563	-
2022	2035	Until 9% + CDI	8,079,519	-	-
Total			14,508,127	12,952,066	9,399,276

19.	Debt Instruments Eligible to Compose Capital

Details of the balance of "Debt Instruments Eligible to Compose Capital" for the issuance of such instruments to compose the Tier I and Tier II of regulatory capital due to the Regulatory Capital Optimization Plan (Note 28.e), are as follows:

					2022	2021	2020
	Issuance	Maturity	Issuance Value	Interest Rate (p.a.)
Tier I (1)	nov-18	No Term (Perpetual)	US$1.250	7.250%	6,591,740	7,050,080	6,554,451
Tier II (1)	nov-18	nov/28	US$1.250	6.125%	6,580,937	7,038,527	6,565,209
Financial Bills - Tier II (2)	nov-21	nov-31	R$5,300	CDI+2%	6,133,677	5,351,046	-
Financial Bills - Tier II (2)	dez-21	dez-31	R$200	CDI+2%	231,264	201,755	-
Total					19,537,618	19,641,408	13,119,660
(1)	Issues were made through the Cayman Branch and there is no withholding income tax, and interest is paid semi-annually, as of May 8, 2019.
(2)	Financial Bills issued in November 2021 have a redemption and repurchase option.

	2022	2021	2020
Balance at beginning of the year	19,641,408	13,119,660	10,175,961
Issuance - Tier II	-	5,500,000	-
Interest payment Tier I (1)	484,291	505,300	506,771
Interest payment Tier II (1)	379,103	449,899	402,622
Exchange differences / Others	(105,467)	977,855	2,948,951
Payments of interest - Tier I	(467,099)	(493,071)	(495,789)
Payments of interest - Tier II	(394,618)	(418,235)	(418,856)
Balance at end of the year	19,537,618	19,641,408	13,119,660
(1)	The interest remuneration referring to the Debt Instrument Eligible for Capital Tier I and II was recorded as a contra entry to income for the period under "Interest and Similar Expenses" (Note 32).

Consolidated Financial Statements | December 31, 2022 | F-66

* Values expressed in thousands, except when indicated.

The specific characteristics of the Notes issued to compose Tier I are: (a) Principal: US$1,250 billion; (b) Interest Rate: 7.25% p.a.; (c) without maturity (perpetual); (d) Interest payment frequency: semiannually, as of May 8, 2019.

The specific characteristics of the Notes issued to compose Tier II are: (a) Principal: US$1,250 billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity: on November 8, 2028; and (d) Frequency of payment of interest: semi-annually, as of May 8, 2019.

Notes have the following common characteristics:

(a) Unit value of at least US$150 thousand and in integral multiples of US$1 thousand which exceeds such minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary from the date of issue of the Notes, at the sole discretion of the Bank or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

20.	Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousand of reais	2022	2021	2020

Credit card obligations	38,941,974	45,976,315	48,912,963
Unsettled financial transactions (1)	20,743,759	10,861,143	7,210,396
Dividends and Interest on Capital payable	191,720	1,029,952	1,223,310
Tax collection accounts - Tax payables	1,108,778	969,939	864,292
Liability associated with the transfer of assets (Note 9.g)	32,138	40,511	55,105
Other financial liabilities	10,496,253	10,030,440	8,595,084
Total	71,514,622	68,908,300	66,861,150
(1)	Includes transactions to be settled with B3 S.A. and payment orders in foreign currency.

21.	Provisions for pensions and similar obligations

On December 31, 2022, the balance of provisions for pension funds and similar obligations totaled R$1,775,202 (2021 - R$2,728,126 and 2020 – R$3,929,265).

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

Consolidated Financial Statements | December 31, 2022 | F-67

* Values expressed in thousands, except when indicated.

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

The SantanderPrevi Retirement Plan is structured in the Defined Contribution modality and has been closed to new members since July 2018, as approved by PREVIC, with contributions being shared between the sponsoring companies and plan participants. The amounts appropriated by the sponsors in 2022 were R$58,960 (2021 – R$69,142 and 2020 – R$110,325).

It has 10 cases of lifetime income with benefits arising from the previous plan.

SBPREV - Santander Brasil Open Pension Plan: As of January 2, 2018, Santander started to offer this new optional supplementary pension plan to new employees hired and to employees who are not enrolled in any other pension plan administered by the Closed Supplementary Pension Entities of the Santander Brasil Conglomerate . This new program includes the PGBL- Free Benefit Generator Plan and VGBL-Free Benefit Generator Plan managed by Icatu Seguros, an Open Supplementary Pension Entity, open for new members, with their contributions being shared between the instituting/stipulating-approving companies and plan participants. The amounts appropriated by the sponsors in 2022 were R$22,068 (2021 – R$17,880).

Consolidated Financial Statements | December 31, 2022 | F-68

* Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2022 | F-69

* Values expressed in thousands, except when indicated.

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

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 9.44% (2021 – 8.39% e 2020 – 6.8%).

- Cabesp, Law 9,656 and others obligations – 9.64% (2021 – 8.44% e 2020 – 7.1%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans – 3.0% (2021 – 3.0% e 2020 – 3.3%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans – 3.52% (2021 – 3.52% e 2020 – 3.8%).

The funding status of the defined benefit obligations in and in the last 2 years are as follows:

	2022	2021	2020

Present value of the obligations - Post-employment plans:
To current employees	186,038	320,202	478,837
Vested obligations to retired employees	23,920,682	26,183,758	28,202,580
Total	24,106,720	26,503,960	28,681,417

Less:
Fair value of plan assets	27,316,715	28,321,826	28,634,891
Unrecognized assets (1)	(4,141,741)	(3,645,083)	(2,762,220)
Provisions – Post-employment plans, net	931,746	1,827,217	2,808,746

Present value of the obligations - Other similar obligations:
To current employees	71,653	97,004	135,902
Vested obligations to retired employees	4,517,011	5,026,865	5,782,124
Total	4,588,664	5,123,869	5,918,026

Less:
Fair value of plan assets	4,945,407	5,096,262	5,398,667
Unrecognized assets (1)	(907,430)	(585,495)	(240,010)
Provisions – Other similar obligations, net	550,687	613,101	759,370

Total provisions for pension plans, net	1,482,433	2,440,318	3,568,115
Of which:
Actuarial provisions	1,775,202	2,728,126	3,929,265
Actuarial assets (note 15)	292,770	287,808	361,149
(1)	Refers to fully funded surplus plans Banesprev I and III, Sanprev I,II and III and Bandeprev.

Consolidated Financial Statements | December 31, 2022 | F-70

* Values expressed in thousands, except when indicated.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Post-Employment Plans
	2022	2021	2020

Staff costs - Current service costs (note 39)	1,432	1,799	4,186
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	2,175,565	(81,681)	108,268
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	(2,064,384)	252,608	97,291
Other movements - Extraordinary charges	41,546	2,117	16,786
Total	154,159	174,843	226,532

	Other Similar Obligations
	2022	2021	2020

Staff costs - Current service costs (note 39)	5,015	6,820	5,860
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	427,484	14,985	71,374
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	(382,028)	31,500	-
Other movements - Extraordinary charges(2)	31	(135)	(142)
Total	50,502	53,170	77,092

The changes in the present value of the accrued defined benefit obligations were as follows:

	Post-Employment Plans
	2022	2021	2020

Present value of the obligations at beginning of year	26,503,960	28,681,417	28,057,482
Current service cost (Note 39)	1,432	1,799	4,186
Interest cost	2,175,565	1,971,031	1,940,515
Benefits paid	(3,269,089)	(2,159,866)	(2,060,960)
Actuarial (gains)/losses	(1,347,974)	(1,992,512)	722,261
Others	42,826	2,091	17,933
Present value of the obligations at end of year	24,106,720	26,503,960	28,681,417

	Other Similar Obligations
	2022	2021	2020

Present value of the obligations at beginning of year	5,123,868	5,918,026	6,251,807
Current service cost (Note 39)	5,015	6,820	5,860
Interest cost	427,484	417,536	448,836
Benefits paid	(398,149)	(373,341)	(337,742)
Actuarial (gains)/losses	(569,554)	(845,173)	(450,735)
Present value of the obligations at end of year	4,588,664	5,123,868	5,918,026

Consolidated Financial Statements | December 31, 2022 | F-71

* Values expressed in thousands, except when indicated.

The changes in the fair value of the plan assets were as follows:

	Post-Employment Plans
	2022	2021	2020

Fair value of plan assets at beginning of year	28,321,826	28,634,891	25,822,890
Interest (Expense) Income	2,477,872	2,052,712	1,832,247
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(950,298)	(791,317)	2,994,598
Contributions/(surrenders)	750,690	589,006	49,716
Of which:
By the Bank	747,913	585,437	44,970
By plan participants	2,777	3,569	4,746
Benefits paid	(3,269,258)	(2,159,866)	(2,060,960)
Exchange differences and other items	(14,117)	(3,600)	(3,600)
Fair value of plan assets at end of year	27,316,715	28,321,826	28,634,891

	Other Similar Obligations
	2022	2021	2020

Fair value of plan assets at beginning of year	5,096,263	5,398,667	5,222,517
Interest (Expense) Income	449,758	402,551	377,462
Remeasurement - Actual return (loss) on plan assets excluding the amounts included in net interest expense	(399,946)	(521,100)	(34,409)
Contributions/(surrenders)	164,876	151,926	132,416
Of which:
By the Bank	164,876	151,926	132,416
Benefits paid	(365,544)	(335,781)	(299,319)
Fair value of plan assets at end of year	4,945,407	5,096,263	5,398,667

Breakdown of gains (losses) actuarial by experience, financial assumptions and demographic hypotheses:

			Post-Employment Plans
	2022	2021	2020
Experience Plan	(739,281)	(2,640,120)	(807,895)
Changes in Financial Assumptions	2,087,825	4,632,632	85,634
Changes in Financial Demographic	(174)	-	-
Gain (Loss) Actuarial - Obligation	1,348,370	1,992,512	(722,261)
Return on Investment, Return Unlike Implied Discount Rate	(962,916)	(791,317)	2,994,598
Gain (Loss) Actuarial - Asset	(962,916)	(791,317)	2,994,598
Changes in Surplus / Deficit Uncollectible	(82,891)	(630,255)	(1,318,382)

			Other Similar Obligations
	2022	2021	2020
Experience Plan	(10,858)	(290,878)	289,237
Changes in Financial Assumptions	580,286	1,136,497	182,120
Changes in Financial Demographic	126	(446)	(20,621)
Gain (Loss) Actuarial - Obligation	569,554	845,173	450,735
Return on Investment, Return Unlike Implied Discount Rate	(403,979)	(521,100)	(34,409)
Gain (Loss) Actuarial - Asset	(403,979)	(521,100)	(34,409)
Changes in Surplus Uncollectible	(254,205)	(313,984)	(240,010)

Consolidated Financial Statements | December 31, 2022 | F-72

* Values expressed in thousands, except when indicated.

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
	2022	2021	2020

Experience in Net Assets Adjustments	(950,298)	(791,317)	2,994,598

	Other Similar Obligations
	2022	2021	2020

Experience in Net Assets Adjustments	(399,946)	(521,100)	(34,409)

The amounts of actuarial obligation of defined benefit plans not covered and defined benefit plans partially or totally covered are shown below:

In thousands of reais	2022	2021	2020

Defined benefit plans uninsured	550,687	613,101	759,370
Defined benefit plans partially or totally covered	28,000,988	31,014,727	33,840,073

The main categories of plan assets as a percentage of total plan assets are as follows:

	2022	2021	2020

Debt instruments	95.10%	96.68%	97.41%
Properties	0.16%	0.17%	0.17%
Other	4.72%	3.15%	2.45%

The expected yield on the plan asset was determined based on market expectations for yields over the life of the corresponding bonds.

The actual return value of plan assets was R$ 1,150,276 (2021 – R$ 1,198,815 and 2020 – R$ 4,826,845).

The following table shows the estimated benefits payable as of December 31, 2022, projected over the next ten years:

2023	2,490,444
2024	2,537,599
2025	2,582,067
2026	2,623,161
2027	2,660,393
2028 to 2032	13,668,829
Total	26,562,493

Consolidated Financial Statements | December 31, 2022 | F-73

* Values expressed in thousands, except when indicated.

Assumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. The change of one percentage point in the medical care cost rates would have the effects as follows:

						Sensitivity
		2022		2021		2020
	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations	Current Service Cost and Interest	Present Value of Obligations
Discount Rate
(+)0.5%	(22,524)	(240,984)	(25,444)	(305,114)	(28,711)	(402,547)
(-)0.5%	24,802	265,351	28,133	337,349	32,099	450,049
Boards of Mortality
Applied (+) 2 years	(42,586)	(455,624)	(44,619)	(535,039)	(47,637)	(667,904)
Applied (-) 2 years	45,310	484,763	47,934	574,793	54,226	760,289
Cost of Medical Care
(+)0.5%	29,297	313,438	31,280	375,089	34,718	486,769
(-)0.5%	(27,104)	(289,978)	(28,762)	(344,891)	(31,637)	(443,569)

The following table shows the duration of the actuarial liabilities of the plans sponsored by Banco Santander:

Plans	Post - Employment Plans

Duration (in years)
Banesprev Plans I	8.87
Banesprev Plans II	9.48
Banesprev Plans III	8.30
Banesprev Plans IV	10.11
Banesprev Plans V	7.19
Banesprev Pre-75	7.83
Sanprev I	5.78
Sanprev II	9.24
Sanprev III	8.25
Bandeprev Basic	7.74
Bandeprev Special I	5.61
Bandeprev Special II	5.16
SantanderPrevi	5.90
CACIBAN / DAB / DCA	5.67 / 4.79 / 5.17

Plans	Other Similar Obligations

Cabesp	11.83
Bandepe	9.79
Free Clinic	8.91
Lifetime officers	6.88
Health officers	22.61
Circulars (1)	8.74 and 7.98
Life Insurance	7.88

(1) The duration 8.74 refers to the plan of Former Employees of Banco ABN Amro and 7.98 to the plan of Former Employees of Banco Real.

Actuarial Assumptions Adopted in Calculations

		2022		2021		2020
	Pension	Health	Pension	Health	Pension	Health
Nominal Discount Rate for Actuarial Obligation	9.44% ¹ and 9.64%	9.46% ² and 9.64%	8.4%	8.4%	6.8%	7.1%
Rate Calculation of Interest Under Assets to the Next Year	9.44% ¹ and 9.64%	9.46% ² and 9.64%	8.4%	8.4%	6.8%	7.1%
Estimated Long-term Inflation Rate	3.0%	3.0%	3.0%	3.0%	3.3%	3.3%
Estimated Salary Increase Rate	3.5%	N/A	3.5%	N/A	3.8%	N/A
Mortality tables	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000
(1) Banesprev Planos II, V e Pré75
(2) Cabesp

Consolidated Financial Statements | December 31, 2022 | F-74

* Values expressed in thousands, except when indicated.

22.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousand of reais	2022	2021	2020

Pension fund provisions and similar requirements	1,775,202	2,728,126	3,929,265
Provisions for lawsuits and administrative proceedings, commitments and other provisions	7,339,941	8,876,356	9,885,713
Judicial and administrative proceedings under the responsibility of former controlling stockholders (Note 15)	496	496	496
Judicial and administrative proceedings	6,754,262	7,668,914	8,648,892
Of which:
Civil	2,875,936	3,231,004	3,429,155
Labor	1,700,752	2,071,811	2,886,990
Tax and Social Security	2,177,574	2,366,099	2,332,747
Provisions for contingent commitments (Note 22.b.1)	430,484	908,027	724,779
Others provisions	154,700	298,919	511,546
Total	9,115,143	11,604,482	13,814,978

b) Changes

The changes in “Provisions” were as follows:

Thousand of reais	2022

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	2,728,126	8,876,356	11,604,482
Additions charged to income:
Interest expense and similar charges	156,637	-	156,637
Personnel Expenses (Note 39)	6,447	-	6,447
Constitutions / Reversals and Adjustment of provisions	40,470	1,652,562	1,693,032
Other Comprehensive Income	(401,147)	-	(401,147)
Additions to provisions for contingent commitments	-	(477,543)	(477,543)
Payments to external funds	(783,187)	-	(783,187)
Amount paid	-	(2,713,474)	(2,713,474)
Transfer to other assets - actuarial assets (Note 15)	27,856	-	27,856
Transfers, exchange differences and other changes	-	2,040	2,040
Balance at end of year	1,775,202	7,339,941	9,115,143

Thousand of reais	2021

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	3,929,265	9,885,713	13,814,978
Additions charged to income:
Interest expense and similar charges	217,413	-	217,413
Personnel Expenses (Note 39)	8,619	-	8,619
Constitutions / Reversals and Adjustment of provisions	(1,618)	1,997,788	1,996,170
Other Comprehensive Income	(833,511)	-	(833,511)
Additions to provisions for contingent commitments	-	183,248	183,248
Payments to external funds	(619,086)	-	(619,086)
Amount paid	-	(3,222,395)	(3,222,395)
Transfer to other assets - actuarial assets (Note 15)	27,045	-	27,045
Transfers, exchange differences and other changes	-	32,002	32,002
Balance at end of year	2,728,126	8,876,356	11,604,482

Consolidated Financial Statements | December 31, 2022 | F-75

* Values expressed in thousands, except when indicated.

Thousand of reais	2020

	Pensions (1)	Other Provisions	Total
Balance at beginning of year	4,960,620	11,365,589	16,326,209
Additions charged to income:
Interest expense and similar charges	276,933	-	276,933
Personnel Expenses (Note 39)	10,046	-	10,046
Constitutions / Reversals and Adjustment of provisions	13,044	1,565,402	1,578,446
Other Comprehensive Income	(1,133,245)	-	(1,133,245)
Additions to provisions for contingent commitments	-	40,861	40,861
Payments to external funds	(215,829)	-	(215,829)
Amount paid	-	(3,136,423)	(3,136,423)
Transfer to other assets - actuarial assets (Note 15)	17,695	-	17,695
Transfers, exchange differences and other changes	-	50,284	50,284
Balance at end of year	3,929,265	9,885,713	13,814,978

(1) For further information, see note 22. Provisions for pension funds and similar obligations.

b.1) Provisions for contingent payments

As per note 1.iii, IFRS 9 requires that the provision for expected credit losses be recorded for financial guarantee contracts provided, which have not yet been honored. The expense of providing that reflects the credit risk should be measured and accounted for when these guarantees are honored and the guaranteed customer does not comply with his contractual obligations. Below is the movement of these provisions in the 2022 and 2021 fiscal years.

Thousand of reais	2022	2021	2020

Balance at the beginning of the period (after the initial adoption of IFRS 9)	908,027	724,779	683,918
Creation of provision for contingent commitments	(477,543)	183,248	40,861
Balance at end of year	430,484	908,027	724,779

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

Management understands that the provisions made are sufficient to meet legal obligations and any losses arising from legal and administrative proceedings as follows:

c.1) Lawsuits and Administrative Proceedings – related to Tax and Social Security

On February 8, 2023, the STF decided on res judicata in tax matters (Items 881 and 885), considering that a final decision on taxes collected on a continuous basis loses its effects if the Court decides otherwise. Banco Santander assessed and did not identify any material impact as a result of this decision. On February 8, 2023, the STF decided on res judicata in tax matters (Items 881 and 885), considering that a final decision on taxes collected on a continuous basis loses its effects if the Court decides otherwise. Banco Santander assessed and did not identify any material impact as a result of this decision.

Consolidated Financial Statements | December 31, 2022 | F-76

* Values expressed in thousands, except when indicated.

The main legal obligations and administrative proceedings, recorded at the line of “Tax Liabilities – Current”, recorded integrality as an obligation are described as follows:

• PIS and Cofins - R$2,436,157 (12/31/2021 - R$4,075,496) Banco Santander and its subsidiaries filed legal measures seeking to invalidate the provisions of Law 9718/1998, according to which PIS and COFINS must be levied on all revenues of legal entities. Prior to the said rule, which had already been ruled out in numerous recent decisions by the Federal Supreme Court in relation to non-financial corporations, PIS and COFINS were levied only on billing related to the sale of goods. On April 23, 2015, the Federal Supreme Court issued a decision applicable only to Santander Brasil, accepting jurisdiction over the appeal relating to PIS and rejecting jurisdiction over the appeal relating to COFINS. The tax authorities appealed the decision of the Federal Supreme Court regarding COFINS, which was rejected on August 19, 2015. Regarding COFINS, the case is closed, with a decision in favor of Santander Brasil. In December 2022, the appeal related to the PIS, had its judgment initiated with a favorable vote of the rapporteur. Thus, after evaluating the forecasts and also considering procedural aspects, there was an improvement in the classification of the chances of success by the lawyers, so that the risk of loss is now considered possible as presented in the balances of item 22.c.4, not being probable an outflow of resources embodying economic benefits to settle the PIS obligation. The appeals filed by other companies in the group are awaiting judgment.

Main lawsuits and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are parties in lawsuits and administrative proceedings related to tax and social security matters, which their risk of loss are classified as probable, based on the opinion of legal counsel.

Those are de main themes at the proceedings:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations – R$ 1,016,253 (12/31/2021 – R$ 945,715): in May 2003, the Federal Revenue Service of Brazil issued a notice of infraction on Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice at Banco Santander (Brasil) S.A. The object of the case was the collection of CPMF on operations carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative process ended unfavorable for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to annul both tax debts. Said action had an unfounded sentence and judgment, which gave rise to the filing of a Special Appeal with the STJ and an Extraordinary Appeal with the STF, which are awaiting judgment. Based on the assessment of the legal advisors, a provision was set up to cover the loss considered.

• Social Security Contribution (INSS) - R$133,593 (12/31/2021 - R$53,936) Banco Santander and its subsidiaries are discussing administratively and judicially the collection of the social security contribution and education allowance on various sums that, according to the assessment of the legal advisors, do not have a salary nature.

• Tax on Services (ISS) - Financial Institutions - R$319,020 (2021 - R$283,528 and 2020 - R$263,183): Banco Santander and its subsidiaries are administratively and judicially discussing the requirement, by several municipalities, to pay ISS on various revenues arising from operations that are not usually classified as installments services. (Note 22.c.4 – Possible Loss Risk).

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

Consolidated Financial Statements | December 31, 2022 | F-77

* Values expressed in thousands, except when indicated.

Our legal advisors classified the risk of loss as probable. The current decisions of the court, and neither of the court in the main proceedings, do not define a specific amount to be paid by those replaced, and the amounts must be determined in the regular settlement of the sentence, which is why approximately 4,500 compliance actions have already been distributed individual of the collective sentence.

On December 31, 2022, the case is classified as probable loss and the provision was constituted based on the estimated loss

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

Consolidated Financial Statements | December 31, 2022 | F-78

* Values expressed in thousands, except when indicated.

In a decision handed down by the STF, there was a national suspension of all processes that deal with the issue for the period of validity of the agreement, with the exception of cases in which the sentence was definitively complied with.

On March 11, 2020, the agreement was extended by means of an amendment, with the inclusion of actions that involve only the discussion of the Collor I Plan. This extension has a period of 5 years and the approval of the terms of the amendment took place on June 3, 2020.

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

Tax lawsuits classified as possible losses totaled R$33,065,986 million in the Consolidated, with the main lawsuits being as follows:

INSS on Profit Sharing (PLR) - the Bank and its subsidiaries have legal and administrative proceedings resulting from questioning by the tax authorities, regarding the collection of social security contributions on payments made as profit sharing. As of December 31, 2022, amounts related to these proceedings totaled approximately R$8,328,563.

Tax on Services (ISS) - Financial Institutions - Banco Santander and its subsidiaries are discussing administratively and in court the demand, by several municipalities, of payment of ISS on various revenues arising from operations that are not usually classified as services rendered. As of December 31, 2022, the amount was approximately R$ 4,716,156.

Non-Approved Compensation - the Bank and its affiliates are discussing administratively and judicially with the Federal Revenue Service the non-approval of tax offsets with credits arising from overpayments or undue payments. As of December 31, 2022, the amount was approximately R$ 5,319,526.

Amortization of Banco Real's Goodwill - the Federal Revenue Service of Brazil issued a tax assessment notice against the Bank to demand the payment of IRPJ and CSLL, including late payment charges, for the 2009 base period. The Tax Authorities considered that the goodwill related to the acquisition of Banco Real, amortized before its merger, could not be deducted by Banco Santander for tax purposes. The tax assessment notice was duly challenged and we are currently awaiting judgment before the CARF. As of December 31, 2022, the amount was approximately R$ 1,547,782.

Losses on Credit Operations - the Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue of Brazil alleging the improper deduction of losses on credit operations from the IRPJ and CSLL calculation bases for allegedly not complying with the requirements of applicable laws. As of December 31, 2022, the amount was approximately R$ 1,669,620.

Use of CSLL Tax Loss and Negative Basis – Infraction notices drawn up by the Federal Revenue Service of Brazil in 2009 for alleged undue compensation of tax losses and CSLL negative basis, as a result of tax assessments issued in previous periods. Judgment at the administrative level is awaited. On December 31, 2022, the amount was R$1,156,559.

Amortization of Banco Sudameris Goodwill - the tax authorities issued tax assessment notices to demand the payments of IRPJ and CSLL, including late payment charges, referring to the tax deduction of the amortization of the goodwill paid on the acquisition of Banco Sudameris, referring to the base period 2007 to 2012. Banco Santander presented the respective administrative defenses, which were judged unfavorably. Currently, the processes are awaiting judgment at CARF. As of December 31, 2022, the amount was approximately R$ 699,460 million.

IRPJ and CSLL - Capital Gain - the Internal Revenue Service of Brazil issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações SA (AAB Dois Par) charging income tax and social contribution related to the fiscal year de 2005. The Federal Revenue Service of Brazil claims that the capital gain on the sale of the shares of Real Seguros SA and Real Vida e Previdência SA by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was challenged administratively based on the understanding that the tax treatment adopted in the transaction was in accordance with current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of the Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2022, the amount was approximately R$ 521,724 million.

Consolidated Financial Statements | December 31, 2022 | F-79

* Values expressed in thousands, except when indicated.

IRRF - Remittance Abroad - The Company filed a court order seeking to avoid taxation of the Withholding Income Tax - IRRF on income derived from the provision of services performed by a company abroad, as they do not involve transfer of technology, due to the existence of International Treaties signed between Brazil- Chile; Brazil-Mexico and Brazil-Spain, avoiding double taxation – DTTs. In July 2013, injunctive relief was granted to suspend the enforceability of the amounts, and therefore, the judgment prevailed. Currently, the lawsuit awaits judgment at the Federal Regional Court of the 3rd Region. On June 30, 2022, the amount was approximately R$691,975.

Labor claims classified as a possible loss totaled R$315,134, excluding the lawsuit below:

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

Liabilities related to civil lawsuits with possible risk of loss totaled R$ 2,488,221 in the Consolidated, with the main lawsuits:

• Action for Indemnity Referring to Custody Services - provided by Banco Santander at an initial stage and still without a sentence handed down.

• Indemnity Action from Banco Bandepe - related to the loan agreement. After the appeal filed by the Bank with the Superior Court of Justice was upheld, the party began a new liquidation of the judgment.

c.5) Other Lawsuits for the Liability of Former Controllers

They refer to civil lawsuits, in the amounts of R$ 496 (12/31/2020 - R$496), of responsibility of the former controllers of banks and acquired companies. Based on the signed contracts, these actions are guaranteed full reimbursement by the former controllers, whose respective rights were recorded in other assets.

Consolidated Financial Statements | December 31, 2022 | F-80

* Values expressed in thousands, except when indicated.

23.	Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousand of reais	2022	2021	2020

Operating Profit Before Tax	19,574,727	24,750,329	9,663,975
Rates (25% income tax and 20% social contribution tax) (4)	(8,890,954)	(12,375,164)	(4,348,789)
PIS and COFINS (net of income and social contribution taxes) (1)	(3,629,609)	(1,679,789)	(1,589,260)
Non-taxable/Non-deductible:
Equity in affiliates	3,880	72,114	85,723
Goodwill	-	(559,247)	(183,854)
Exchange variation - foreign branches (2)	-	768,902	6,831,484
Net Indeductible Expenses of Non-Taxable Income (3)	1,161,311	(230,958)	(57,663)
Adjustments:
Constitution of income and social contribution taxes on temporary differences	312,227	264,191	551,983
Interest on Equity	2,361,830	1,820,072	1,478,138
CSLL Aliquot Differential Effect (4)	715,075	1,192,687	353,777
Other adjustments	2,730,988	1,536,187	665,239
Income taxes	(5,235,252)	(9,191,005)	3,786,778
Of which:
Current tax	(4,597,818)	(8,087,119)	(5,111,380)
Deferred taxes	(637,434)	(1,103,886)	8,898,158
Taxes paid in the year	(6,077,436)	(4,534,538)	(1,269,150)

(1) PIS and COFINS are considered as components of the profit base (net base of certain revenues and expenses); therefore, and in accordance with IAS 12, they are accounted for as income taxes.

(2) Permanent differences related to investment in subsidiaries abroad are considered as non-taxable/deductible (see details below).

(3) Includes, mainly, the tax effect on income from updates of judicial deposits and other income and expenses that do not qualify as temporary differences.

(4) In 2021, Law No. 14,183/2021 increased the CSLL rate for financial companies from 15% to 20% and for banks from 20% to 25% from July to December 2021. In 2022, CSLL was increased from 15% to 16% for Financial companies and from 20% to 21% from August to December 2022, in accordance with Law 14,446/22. Financial) and 21% (Banks). In addition to the recurring events shown in this line, the relative values of the judgment of Theme 962 by the Federal Supreme Court (STF) were also recognized, the non-incidence of IRPJ and CSLL on the amounts related to the Selic rate of repetition of tax overpayment.

Currency Hedge of the Grand Cayman Agency, Luxembourg

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are used primarily to raise funds in the international capital and financial markets, to provide the Bank with lines of credit that are extended to its customers for foreign trade finance and working capital.

To hedge exposure to exchange variations, the Bank uses derivatives and funding. According to Brazilian tax rules, gains or losses resulting from the impact of the appreciation or devaluation of the Real on foreign investments were not taxable, but as of January 2021 they became taxable or deductible for IR/CSLL purposes, while that gains or losses from derivatives used as hedging are taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Law 14,031, of July 28, 2020, determined that as of January 2021, 50% of the exchange variation of investments abroad must be computed in the determination of taxable income and in the calculation basis of the Social Contribution on Net Income ( CSLL) of the investor legal entity domiciled in the country. As of 2022, the exchange variation will be fully computed in the IRPJ and CSLL tax bases.

The still different tax treatment for PIS and COFINS taxes, of such exchange differences, results in volatility in the "Operating Result before Taxation" and in the item "Income Taxes". The effects of the transactions carried out are set out below, as well as the total effect of the currency hedge for the years ended December 31, 2022 and 2021:

Consolidated Financial Statements | December 31, 2022 | F-81

* Values expressed in thousands, except when indicated.

	2022	2021	2020
Exchange differences (net)
Result generated by the exchange rate variations on the Bank's investment in the Cayman, Luxemburg and EFC Branch	(2,643,931)	3,862,128	16,791,857
Gains (losses) on financial assets and liabilities (net)
Result generated by derivative contracts used as hedge	2,773,337	(6,374,108)	(30,374,869)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS / COFINS	(129,406)	275,052	311,819
Tax effect of derivative contracts used as hedge - IR / CS	-	2,236,928	13,271,193

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousand of reais	2022	2021	2020

Operating Profit Before Tax	19,574,727	24,750,329	9,663,975
Income tax	(5,235,252)	(9,191,005)	3,786,778
Effective tax rate	26.74%	37.13%	-39.18%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousand of reais	2022	2021	2020

Tax credited to equity	4,853,421	4,583,297	3,008,035
Measurement at fair value through other comprehensive income	2,061,631	1,978,165	472,472
Measurement of cash flow hedges	758,045	388,307	1,533
Measurement of investment hedges	562,352	562,353	562,353
Defined benefit plan	1,471,393	1,654,472	1,971,677
Tax charged to equity	(1,474,107)	(2,349,500)	(3,087,311)
Measurement at fair value through other comprehensive income	(1,465,965)	(2,340,394)	(2,700,991)
Measurement of cash flow hedges	-	-	(386,284)
Defined benefit plan	(8,142)	(9,106)	(36)
Total	3,379,314	2,233,797	(79,276)

Relates to deferred taxes recognized in equity due to temporary differences accounted for in equity.

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousand of reais	2022	2021	2020

Tax assets:	38,607,588	37,640,297	37,981,698
Of which:
Temporary differences (1)	33,086,551	32,884,314	32,113,436
Tax loss carry forwards	5,521,037	4,755,983	5,693,104
Social contribution taxes 18%	-	-	175,158
Total deferred tax assets	38,607,588	37,640,297	37,981,698

Tax liabilities:	3,642,000	2,225,190	4,546,595
Of which:
Excess depreciation of leased assets	289,026	-	166,903
Adjustment to fair value of trading securities and derivatives	3,352,974	2,225,190	4,379,692
Total deferred tax liabilities	3,642,000	2,225,190	4,546,595
(1)	Temporary differences mainly refer to impairment losses on loans and receivables, provisions for legal and administrative proceedings and the effect of the fair value of financial instruments.

Consolidated Financial Statements | December 31, 2022 | F-82

* Values expressed in thousands, except when indicated.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last three years were as follows:

Thousand of reais	Balances at December 31, 2021	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2022

Tax assets:	37,640,297	2,834,405	(735,734)	(1,131,380)	-	38,607,588
Temporary differences	32,884,314	2,069,351	(735,734)	(1,131,380)	-	33,086,551
Tax loss carry forwards	4,755,983	765,054	-	-	-	5,521,037
Tax liabilities:	2,225,190	2,898,723	(647,856)	(834,057)	-	3,642,000
Temporary differences	2,225,190	2,898,723	(647,856)	(834,057)	-	3,642,000
Total	35,415,107	(64,318)	(87,878)	(297,323)	-	34,965,588

Thousand of reais	Balances at December 31, 2020	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2021

Tax assets:	37,999,396	(3,609,495)	1,696,091	1,554,305	-	37,640,297
Temporary differences	32,131,133	(2,497,215)	1,696,091	1,554,305	-	32,884,314
Tax loss carry forwards	5,693,104	(937,121)	-	-	-	4,755,983
Social contribution taxes 18%	175,159	(175,159)	-	-	-	-
Tax liabilities:	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Temporary differences	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Total	33,452,801	(2,265,227)	2,673,228	1,554,305	-	35,415,107

Thousand of reais	Balances at December 31, 2019	Adjustment to Income	Valuation adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2020

Tax assets:	30,295,060	8,362,100	(400,583)	(418,784)	161,603	37,981,699
Temporary differences	29,565,700	3,223,197	(400,583)	(418,784)	161,603	32,113,436
Tax loss carry forwards	367,120	5,325,984	-	-	-	5,693,104
Social contribution taxes 18%	362,240	(187,081)	-	-	-	175,159
Deferred tax liabilities:	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Temporary differences	5,540,873	129,231	(1,063,160)	(60,349)	-	4,546,595
Total	24,754,187	8,232,869	662,577	(358,435)	161,603	33,435,104
(1)	Refers to tax recognized in equity.
(2)	In 2022, it refers mainly to the net of deferred taxes in the amount of R$(297,323) (2021 – R$1,572,002 and 2020 – R$358,435), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Tax assets				Tax liabilities
Year	Temporary differences	Tax loss carry forwards	Social contribution taxes 18%	Total	Temporary differences	Total
2023	11,738,573	94,081	-	11,832,654	674,661	674,661
2024	9,210,122	110,376	-	9,320,498	691,457	691,457
2025	9,001,904	850,688	-	9,852,592	506,886	506,886
2026	1,577,206	5,097	-	1,582,303	853,414	853,414
2027	986,375	4,029	-	990,404	853,414	853,414
2028 to 2032	572,371	4,456,766	-	5,029,137	62,168	62,168
Total	33,086,551	5,521,037	-	38,607,588	3,642,000	3,642,000

Consolidated Financial Statements | December 31, 2022 | F-83

* Values expressed in thousands, except when indicated.

24.	Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousand of reais	2022	2021	2020

Accrued expenses and deferred income (1)	4,127,300	2,649,744	5,115,936
Transactions in transit (3)	794,786	796,671	674,162
Provision for share-based payment	340,789	319,660	325,930
Liabilities for insurance contracts	1,950,220	2,011,596	1,987,577
Other (2)	5,679,249	4,723,707	5,947,640
Total	12,892,344	10,501,378	14,051,245

(1)	Corresponds, mainly, to payments to be made - personnel expenses.
(2)	Includes credits for funds to be released, such as Administratives expenses, amounts due to associates and suppliers.
(3)	Includes mainly the amounts to transfer to the credit card companies (resources in transit) and amount to release referred to the real estate credits.

25.	Other Comprehensive Income

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

a) Financial assets measured at fair value through other comprehensive income

a.1) Financial assets measured at fair value through other comprehensive income

Other Comprehensive Income – Financial assets measured at fair value through other comprehensive income includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (Notes 6), net of taxes.

The breakdown, by type of instrument and geographical origin of the issuer, of Other Comprehensive Income Financial assets measured at fair value through other comprehensive income (IFRS 9) on December 31, 2022 is as follows:

Consolidated Financial Statements | December 31, 2022 | F-84

* Values expressed in thousands, except when indicated.

Thousand of reais	2022
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	1,460,128	(2,544,087)	(1,083,959)	54,809,740
Private-sector debt securities	428,640	(52,114)	376,526	582,438
Total	1,888,768	(2,596,201)	(707,433)	55,392,178

Thousand of reais	2021
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	6,756,252	(9,937,757)	(3,181,505)	101,158,055
Private-sector debt securities	795,765	(3,965)	791,800	54,545
Total	7,552,017	(9,941,722)	(2,389,705)	101,212,600

Thousand of reais	2020
	Revaluation gains	Revaluation losses	Net revaluation gains (losses)	Fair value
Debt Instruments
Government debt securities	11,061,691	(8,832,504)	2,229,187	109,317,614
Private-sector debt securities	953,043	(840,101)	112,942	38,131
Total	12,014,734	(9,672,605)	2,342,129	109,355,745

Banco Santander assesses at each disclosure to the market whether there is any objective evidence that the instruments classified as Financial Assets Measured at Fair Value in Other Comprehensive Income (debt securities) show signs of loss due to non-recovery.

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

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Other Comprehensive Income - Hedges of net investments in foreign operations, includes the net amount of changes in the value of instruments that are hedged for the hedges of net investments in foreign operations. In 2021, this hedge was discontinued (Note 8.a5).

Translation adjustments for investments abroad, including the net amount of differences resulting from translating into Reais the balances of consolidated entities whose functional currency is not Reais (Note 2.a).

26.	Non-controlling interests

"Non-controlling interests" refer to the net equity value attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of the annual profit attributed to the subsidiaries.

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousand of reais	2022	2021	2020

Financial Position of non-controlling interest	497,342	334,349	312,885
Banco PSA Finance Brasil S.A.	130,404	129,289	138,644
Rojo Entretenimento S.A.	7,692	6,939	7,087
Banco Hyundai Capital	218,808	183,538	167,155
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	(72)	3,109	-
Toro Corretora de Títulos e valores Mobiliários S.A.	115,671	11,474	-
Toro Investimentos S.A.	19,899	-	-
Solution 4fleet Consultoria Empresarial S.A.	1,648	-	-
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	3,292	-	-

Consolidated Financial Statements | December 31, 2022 | F-85

* Values expressed in thousands, except when indicated.

Thousand of reais	2022	2021	2020

Profit attributable to non-controlling interests	52,382	31,272	32,224
Of which:
Santander Leasing S.A. Arrendamento Mercantil	-	-	(444)
Banco PSA Finance Brasil S.A.	11,657	12,688	14,146
Rojo Entretenimento S.A.	530	(148)	(159)
Banco Hyundai Capital	41,107	21,563	18,681
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	(3,182)	1,569	-
Toro Corretora de Títulos e Valores Mobiliários S.A.	2,693	(4,400)	-
Toro Investimentos S.A.	1,229	-	-
Solution 4Fleet Consultoria Empresarial S.A.	(1,023)	-	-
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	(629)	-	-

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

	2022	2021	2020
Thousand of reais
Balance at beginning of year	334,349	312,885	558,581
Change in the scope of consolidation (1)	-	17,415	(271,078)
Incorporation / Acquisition	20,446	-	-
Dividends paid / Interest on Capital	(7,432)	(19,138)	-
Capital increase	66,957	-	-
Profit attributable to non-controlling interests	52,382	31,272	32,224
Others	30,640	(8,085)	(6,842)
Balance at end of year	497,342	334,349	312,885

(1)	In 2020, it refers to the merger of Banco Olé Consignado S.A by the Company. In 2021, it refers to the merger of Toro Corretora de Títulos e Valores Mobiliários S.A and Gira – Gestão Integrada de Receivíveis do Agronegócio S.A.

27.	Shareholders’ equity

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

At the Extraordinary Shareholders' Meeting held on March 31, 2021, it was approved in the context of the partial spin-off of Santander Brasil, which resulted in the segregation of the shares of its ownership issued by Getnet Adquirência e Serviços para Meios de Contas SA. (“Getnet”), with version of the spun-off portion for Getnet, the reduction in the share capital of Santander Brasil in the total amount of two billion reais, without the cancellation of shares, increasing the share capital of Santander Brasil from fifty-seven billion reais to fifty-five billions of reais.

The capital stock, fully subscribed and paid, is divided into registered book-entry shares with no par value.

	Thousand of shares
	2022			2021
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	120,850	146,392	267,242	109,718	135,345	245,063
Foreign residents	3,697,845	3,533,444	7,231,289	3,708,977	3,544,491	7,253,468
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(31,162)	(31,162)	(62,324)	(15,755)	(15,755)	(31,510)
Total outstanding	3,787,533	3,648,674	7,436,207	3,802,940	3,664,081	7,467,021

	Thousand of shares
				2020
				Common	Preferred	Total
Brazilian residents				109,885	135,438	245,323
Foreign residents				3,708,810	3,544,398	7,253,208
Total shares				3,818,695	3,679,836	7,498,531
(-) Treasury shares				(18,829)	(18,829)	(37,658)
Total outstanding				3,799,866	3,661,007	7,460,873

Consolidated Financial Statements | December 31, 2022 | F-86

* Values expressed in thousands, except when indicated.

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

We present below the distribution of dividends and Interest on Equity made on December 31, 2022, December 31, 2021 and December 31, 2020.

	2022
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Dividends (1)(5)	1,300,000	165.95	182.55	348.50	165.95	182.55	348.50
Interest on Capital (1)(6)	1,700,000	217.02	238.72	455.73	184.46	202.91	387.37
Dividends (2)(6)	700,000	89.45	98.40	187.85	89.45	98.40	187.85
Interest on Capital (2)(6)	1,000,000	127.79	140.57	268.36	108.62	119.48	228.10
Interest on Capital (3)(6)	1,700,000	217.75	239.52	457.27	185.09	203.59	388.68
Dividends (4)(6)	820,000	105.02	115.53	220.55	105.02	115.53	220.55
Interest on Capital (4)(6)	880,000	112.71	123.98	236.69	95.80	105.38	201.19
Total	8,100,000

(1)	Deliberated by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any monetary restatement.
(2)	Deliberated by the Board of Directors on April 14, 2022, paid on May 16, 2022, without any monetary restatement.
(3)	Deliberated by the Board of Directors on August 5, 2022, paid on September 6, 2022, without any monetary restatement.
(4)	Deliberated by the Board of Directors on October 13, 2022, paid on November 22, 2022, without any remuneration by way of updating.
(5)	They were fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2021.

(6)	Will be fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2022.

	2021
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2)5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4) (5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000
(1)	Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any monetary restatement.
(2)	Deliberated by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any monetary restatement.
(3)	Deliberated by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any monetary restatement.
(4)	Resolved by the Board of Directors on December 28, 2021, paid on February 3, 2022, without any remuneration by way of monetary restatement.
(5)	They were fully imputed to the minimum mandatory dividends distributed by the Bank for the year 2021.

Consolidated Financial Statements | December 31, 2022 | F-87

* Values expressed in thousands, except when indicated.

	2020
		Reais per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Interest on Capital (1) 5)	890,000	113.71	125.08	238.79	96.65	106.32	202.97
Interest on Capital (2) (5)	770,000	98.37	108.21	206.58	83.62	91.98	175.60
Interest on Capital (3) (5)	1,000,000	127.76	140.54	268.30	108.59	119.45	228.04
Interim Dividends (4) (5)	665,000	84.96	93.45	178.41	72.21	79.44	151.65
Interest on Capital (5) (6)	512,085	65.43	71.97	137.40	65.43	71.97	137.40
Total	3,837,085

(1)	Deliberated by the Board of Directors on April 27, 2020, paid on June 24, 2020, without any compensation as compensation restatement.

(2)	Deliberated by the Board of Directors on July 28, 2020, paid on September 25, 2020, without any remuneration as monetary update.

(3)	Deliberated by the Board of Directors on October 26, 2020, paid on December 23, 2020, without any remuneration to currency update title.

(4)	Deliberated by the Board of Directors on December 28, 2020, paid from February 1, 2021, without any compensation as a monetary update.

(5)	They were fully imputed to the mandatory minimum dividends to be distributed by the Bank for the year 2020.
(6)	Deliberated by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any remuneration as currency update.

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

d) Treasury shares

In a meeting held on August 2, 2022, the Board of Directors approved, in continuation of the repurchase program that expired on the same date, a new program for the repurchase of Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, to be held in treasury or later sold.

The Buyback Program covers the acquisition of up to 36,986,424 Units, representing 36,986,424 common shares and 36,986,424 preferred shares, which corresponded, on June 30, 2022, to approximately 1% of the Bank's share capital. As of June 30, 2022, Banco Santander had 345,962,035 common shares and 373,766,448 preferred shares outstanding.

The purpose of the repurchase is (1) to maximize the generation of value for shareholders through an efficient management of the capital structure; and (2) enable the payment of administrators, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from August 3, 2022, ending on February 5, 2024.

Consolidated Financial Statements | December 31, 2022 | F-88

* Values expressed in thousands, except when indicated.

	2022	2021	2020
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	15,755	18,829	16,702
Shares Acquisitions	20,297	91	5,052
Payment - Share-based compensation	(4,891)	(3,165)	(2,925)
Treasury shares at end of the period	31,161	15,755	18,829
Balance of Treasury Shares in thousand of reais	R$ 1,217,545	R$ 711,268	R$ 789,587
Emission Costs in thousands of Reais	R$ 1,771	R$ 1,771	R$ 1,771
Balance of Treasury Shares in thousands of reais	R$ 1,219,316	R$ 713,039	R$ 791,358

Cost/Share Price	Units	Units	Units
Minimum cost (1)	R$7.55	R$7.55	R$7.55
Weighted average cost (1)	R$27.73	R$33.86	R$33.24
Maximum cost (1)	R$49.55	R$49.55	R$49.55
Share Price	R$28.19	R$29.98	R$44.83
(1)	Considering since the beginning of operations on the stock exchange.

Additionally, in the year ended December 31, 2022, treasury shares were traded which resulted in a gain of R$68,895 (2021 – loss of R$40,820 and 2020 – loss of R$9,274), recorded directly in shareholders' equity in reserves of capital.

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury.

	2022	2021	2020

Profit attributable to the Parent	14,287,093	15,528,052	13,418,529

Earnings per share (BRL)
Basic Profit per 1,000 shares (in reais - BRL)
Common shares	1,831.43	1,981.65	1,713.45
Preferred shares	2,014.57	2,179.82	1,884.80
Net Profit attributable - Basic (BRL)
Common shares	6,936,588	7,535,924	6,511,367
Preferred shares	7,350,505	7,992,128	6,907,162

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,787,533	3,802,851	3,800,140
Preferred shares	3,648,674	3,666,423	3,664,666

b) Diluted earning per share

The diluted earnings per share is calculated by dividing the net profit attributable to the Parent by the weighted average outstanding shares during the year average number, excluding the average number of own shares held during the year and held in treasury, including the effect of dilutive potential programs long-term compensation.

Consolidated Financial Statements | December 31, 2022 | F-89

* Values expressed in thousands, except when indicated.

	2022	2021	2020

Profit attributable to the Parent	14,287,093	15,528,052	13,418,529

Earnings per share (in reais - BRL)
Diluted earnings per 1,000 shares (in reais - BRL)
Common shares	1,831.43	1,981.65	1,713.45
Preferred shares	2,014.57	2,179.82	1,884.80
Net Profit attributable - Basic (in reais - BRL)
Common shares	6,936,588	7,535,924	6,511,367
Preferred shares	7,350,505	7,992,128	6,907,162

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,787,533	3,802,851	3,800,140
Preferred shares	3,648,674	3,666,423	3,664,666

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

Financial Assets and Liabilities measured at fair value through profit or loss or through Other Comprehensive Income

Level 1: The securities with high liquidity and quoted prices in active market are classified as level 1. At this level there were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B and NTN-F), shares in stock exchange and other securities traded in the active market.

Level 2: When price quotations cannot be observed, Management, using its own internal models, makes its best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same or similar instruments or can be measured using a valuation technique in which the variables used include only observable market data, primarily interest rates. These bonds and securities are classified in level 2 of the fair value hierarchy and are mainly composed of Government Bonds (NTN-A), repurchase agreements, Cancelable LCI and in a less liquid market than those classified in level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander uses models developed internally, aiming to adequately measure the fair value of these instruments. At level 3, instruments with low liquidity are mainly classified.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy.

Level 2: For over-the-counter derivatives, for the valuation of financial instruments (basically swaps and options), observable market data are normally used, such as exchange rates, interest rates, volatility, correlation between indices and market liquidity.

In pricing the afore mentioned financial instruments, the Black-Scholes model methodology is used (exchange rate options, interest rate index options, caps and floors) and the present value method (discount of future values by curves of market).

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

Consolidated Financial Statements | December 31, 2022 | F-90

* Values expressed in thousands, except when indicated.

The table below shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2022, 2021 and 2020, classified based on the various measurement methods adopted by the Bank to determine their fair value:

				12/31/2022
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	617,356	55,500,261	2,428,997	58,546,614
Debt instruments	617,356	910,480	2,428,997	3,956,833
Balances with The Brazilian Central Bank	-	54,589,781	-	54,589,781
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	62,749,831	21,304,134	780,391	84,834,356
Debt instruments	60,482,471	1,508,342	243,808	62,234,621
Equity instruments	2,267,360	97,869	-	2,365,229
Derivatives	-	19,697,923	536,583	20,234,506
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	1,691,606	442,726	2,134,332
Equity instruments	-	211,788	28,262	240,050
Loans and advances to customers	-	1,479,818	414,464	1,894,282
Financial Assets Measured At Fair Value Through Other Comprehensive Income	52,154,497	1,767,733	1,503,441	55,425,671
Debt instruments	52,154,405	1,762,547	1,475,226	55,392,178
Equity instruments	92	5,186	28,215	33,493
Hedging derivatives (assets)	-	1,741,318	-	1,741,318
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	40,512,986	233,762	40,746,748
Trading derivatives	-	18,465,563	233,762	18,699,325
Short positions	-	22,047,423	-	22,047,423
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	8,921,518	-	8,921,518
Other financial liabilities	-	8,921,518	-	8,921,518
Hedging derivatives (liabilities)	-	-	-	-

				12/31/2021
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	601,204	15,736,825	2,520,813	18,858,842
Debt instruments	601,204	-	2,520,813	3,122,017
Balances with The Brazilian Central Bank	-	15,736,825	-	15,736,825
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	49,462,429	20,608,008	500,228	70,570,665
Debt instruments	47,582,871	19,329	150,395	47,752,595
Equity instruments	1,879,558	85,029	56,023	2,020,610
Derivatives	-	20,503,650	293,810	20,797,460
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	420,898	449,264	870,162
Equity instruments	-	98,921	378,786	477,707
Loans and advances to customers	-	321,977	70,478	392,455
Financial Assets Measured At Fair Value Through Other Comprehensive Income	98,977,403	1,662,779	601,605	101,241,787
Debt instruments	98,975,973	1,649,925	586,702	101,212,600
Equity instruments	1,430	12,854	14,903	29,187
Hedging derivatives (assets)	-	342,463	-	342,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	36,484,135	468,432	36,952,567
Trading derivatives	-	23,703,576	468,432	24,172,008
Short positions	-	12,780,559	-	12,780,559
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,459,784	-	7,459,784
Other Financial Liabilities	-	7,459,784	-	7,459,784
Hedging derivatives (liabilities)	-	446,973	-	446,973

Consolidated Financial Statements | December 31, 2022 | F-91

* Values expressed in thousands, except when indicated.

				12/31/2020
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	588,778	57,354,806	2,956,882	60,900,466
Debt instruments	588,778	-	2,956,882	3,545,660
Balances with The Brazilian Central Bank	-	57,354,806	-	57,354,806
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	70,139,962	27,508,722	817,548	98,466,232
Debt instruments	68,461,854	11,848	47,097	68,520,799
Equity instruments	1,678,108	128,251	11,917	1,818,276
Derivatives	-	27,368,623	758,534	28,127,157
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	-	217,569	282,151	499,720
Equity instruments	-	185,790	253,122	438,912
Loans and advances to customers	-	31,779	29,029	60,808
Financial Assets Measured At Fair Value Through Other Comprehensive Income	106,456,132	1,987,234	1,297,021	109,740,387
Debt instruments	106,454,645	1,953,504	1,260,065	109,668,214
Equity instruments	1,487	33,730	36,956	72,173
Hedging derivatives (assets)	-	743,463	-	743,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	-	76,890,170	753,121	77,643,291
Trading derivatives	-	31,082,223	753,121	31,835,344
Short positions	-	45,807,947	-	45,807,947
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,038,467	-	7,038,467
Other Financial Liabilities	-	7,038,467	-	7,038,467
Hedging derivatives (liabilities)	-	144,594	-	144,594

Movements in fair value of Level 3

The following tables demonstrate the movements during 2022, 2021 and 2020 for the financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2021	Gains/ losses (Realized/Not Realized)		Transfers to Level 3		Additions / Low	Fair value 12/31/2022
Financial Assets Measured At Fair Value Through Profit Or Loss	2,520,813	(139,603)	-	(156,307)	-	204,094	2,428,997
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	462,156	140,780		(57,926)	-	197,309	780,391
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	449,264	(49,069)		(66,980)		109,511	442,726
Financial Assets Measured At Fair Value Through Other Comprehensive Income	601,604	(4,792)		325,456		581,172	1,503,441
Financial Liabilities Measured At Fair Value Through Profit Or Loss	433,583	(176,639)		(89,734)		31,703	233,762

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)		Transfers to Level 3		Additions / Low	Fair value 12/31/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	2,956,882	99,401	-	-	-	(535,470)	2,520,813
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	817,548	(802,760)		(36,051)	-	483,419	462,156
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	282,151	78,853		-		88,260	449,264
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	(268,095)		-		(427,322)	601,604
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	753,121	(337,847)		(137,963)		156,272	433,583

Consolidated Financial Statements | December 31, 2022 | F-92

* Values expressed in thousands, except when indicated.

	Fair Value 12/31/2019	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2020
Financial Assets Measured At Fair Value Through Profit Or Loss	2,627,405	83,832	(239,512)	485,157	2,956,882
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading	715,548	502,596	(231,468)	(169,128)	817,548
Non-Trading Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	27,749	100,091	125,282	29,029	282,151
Financial Assets Measured At Fair Value Through Other Comprehensive Income	951,966	(21,677)	(197,098)	563,830	1,297,021
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	564,757	500,159	(406,971)	95,176	753,121
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading	1,600,000	-	-	(1,600,000)	-

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

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except for financial assets measured at amortized cost.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheets.

i) Financial assets measured at other than fair value

Below is a comparison of the carrying amounts of financial assets of the Bank measured by a value other than the fair value and their respective fair values on December 31, 2022, 2021 and 2020:

					12/31/2022
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	22,003,439	22,003,439	22,003,439	-	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	20,713,315	20,713,315	-	2,439,823	18,273,492
Loans and advances to customers	488,735,746	484,362,272	-	-	484,362,272
Debt instruments	81,329,013	81,129,982	23,419,946	9,873,633	47,836,403
Balances with The Brazilian Central Bank	73,046,299	73,046,299	-	73,046,299	-
Total	685,827,812	681,255,307	45,423,385	85,359,755	550,472,167

Consolidated Financial Statements | December 31, 2022 | F-93

* Values expressed in thousands, except when indicated.

					12/31/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	16,657,201	16,657,201	16,657,201	-	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	26,485,913	26,485,913	-	4,129,438	22,356,475
Loans and advances to customers	464,451,587	460,525,749	-	6,044,808	454,480,941
Debt instruments	73,125,011	74,074,095	28,472,612	12,124,154	33,477,329
Balances with The Brazilian Central Bank	69,178,841	69,178,841	-	69,178,841	-
Total	649,898,553	646,921,799	45,129,813	91,477,241	510,314,745

					12/31/2020
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	20,148,725	20,148,725	20,148,725	-	-
Financial Assets Measured At Amortized Cost	-	-	-	-	-
Loans and amounts due from credit institutions	54,072,564	54,072,564	-	715,526	53,357,038
Loans and advances to customers	393,707,229	396,878,319	-	4,530,041	392,348,278
Debt instruments	48,367,791	49,963,947	4,425,723	17,486,057	28,052,167
Balances with The Brazilian Central Bank	58,777,212	58,777,212	-	58,777,212	-
Total	575,073,521	579,840,767	24,574,448	81,508,836	473,757,483

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of Bank´s financial liabilities measured by a value other than fair value and their respective fair values on December 31, 2022, 2021 and 2020:

During 2020, The Bank reclassified R$ 73,075,341 of “Deposits of Brazil's Central Bank and deposits of credit institutions” and R$ 390,760,088 of “Customer deposits” from level 2 to level 3, as there was no active trading market for these instruments.”

					12/31/2022
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	116,079,014	116,079,014	-	24,734,029	91,344,985
Customer deposits	489,953,489	489,920,266	-	63,223,998	426,696,268
Marketable debt securities	107,120,875	105,554,365	-	-	105,554,365
Debt instruments Eligible Capital	19,537,618	19,537,618	-	-	19,537,618
Other financial liabilities	62,593,104	62,593,104	-	-	62,593,104
Other financial liabilities	795,284,100	793,684,367	-	87,958,027	705,726,340

					12/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	121,005,909	121,005,909	-	26,200,162	94,805,747
Customer deposits	468,961,069	468,960,950	-	60,911,279	408,049,671
Marketable debt securities	79,036,792	79,035,644	-	-	79,035,644
Debt instruments Eligible Capital	19,641,408	19,641,408	-	-	19,641,408
Other financial liabilities	61,448,516	61,448,516	-	-	61,448,516
Other financial liabilities	750,093,694	750,092,427	-	87,111,441	662,980,986

Consolidated Financial Statements | December 31, 2022 | F-94

* Values expressed in thousands, except when indicated.

					12/31/2020
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	131,656,962	131,654,431	-	58,579,090	73,075,341
Customer deposits	445,813,972	445,856,090	-	55,096,002	390,760,088
Marketable debt securities	56,875,514	57,265,307	-	-	57,265,307
Subordinated Debt	13,119,660	13,119,660	-	-	13,119,660
Other financial liabilities	59,822,683	59,822,683	-	-	59,822,683
Other financial liabilities	707,288,791	707,718,171	-	113,675,092	594,043,080

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

- Deposits from Bacen and credit institutions and Client deposits – The fair value of the deposits was calculated by discounting the difference between the cash flows under the contractual conditions and the rates currently practiced in the market for instruments whose maturities are similar. The fair value of variable rate time deposits was considered to be close to their book value.

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

Bacen determines that financial institutions maintain Reference Equity (PR), PR Tier I and Core Capital compatible with the risks of their activities, higher than the minimum requirement of Required Reference Equity, represented by the sum of the credit risk, risk market and operational risk.

As established in CMN Resolutions nº 4,193/2013 and nº 4,783/2020, until September 2021 the PR requirement was at 10.625%, including 8.00% of Minimum Reference Equity plus 1.625% of Additional Capital Conservation and 1.00% Systemic Additional. The Tier I PR was 8.625% and the Minimum Principal Capital of 7.125%.

In October 2021, the Capital Conservation Additional increased to 2.00%. Thus, in December the PR requirement is 11.00%. It is considered 8.00% of Minimum Reference Equity plus 2.00% of Capital Conservation Additional and 1.00% of Systemic Additional, with the requirement of PR Tier I of 9.00% and Principal Capital Minimum of 7.50%. As of April 2022, the PR requirement reached 11.50%, considering 8.00% of the Reference Equity Minimum plus 2.50% of Capital Conservation Additional and 1.00% of Systemic Additional, with requirement PR Tier I and Minimum Core Capital of 9.50% and 8.00%, respectively.

Continuing the adoption of the rules established by CMN Resolution No. 4,192/2013, as of January 2015, the Prudential Consolidated, defined by CMN Resolution No. 4,280/2013, came into effect.

The Basel index is calculated in accordance with the Financial Statements of the Prudential Conglomerate prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by Bacen, as shown below:

Consolidated Financial Statements | December 31, 2022 | F-95

* Values expressed in thousands, except when indicated.

BASEL INDEX %	Dec-22	Dec-21	Dec-20
Tier I Regulatory Capital	75,943.7	76,969.9	77,571.5
Principal Capital	69,229.0	69,919.9	71,006.3
Supplementary Capital	6,714.7	7,050.1	6,565.2
Tier II Regulatory Capital	13,109.8	12,591.3	6,554.5
Regulatory Capital (Tier I and II)	89,053.5	89,561.3	84,126.0
Credit Risk	559,230.6	527,119.3	478,303.5
Market Risk	19,332.1	15,122.2	15,846.3
Operational Risk	60,073.2	58,499.8	57,419.4
Total RWA	638,635.9	600,741.3	551,569.2
Basel I Ratio	11.89	12.81	14.06
Basel Principal Capital	10.84	11.64	12.87
Basel Regulatory Capital	13.94	14.91	15.25

(1)	Exposures to credit risk subject to the calculation of the capital requirement through a standardized approach (RWACPAD) are based on the procedures established by Bacen Circular 3,644, of March 4, 2013 and its subsequent additions through the wording of Bacen Circular 3,174 of August 20, 2014 and Bacen Circular 3,770 of October 29, 2015.
(2)	Includes the portions for market risk exposures subject to variations in foreign currency coupon rates (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified in the trading portfolio (RWAacs) and portions for exposure to gold, foreign currency and transactions subject to exchange variation (RWAcam).
(3)	Risk Weighted Assets or risk weighted asset.

Banco Santander publishes the Risk Management Report on a quarterly basis with information regarding risk management, a brief description of the Recovery Plan, capital management, PR and RWA. The report with more detail on the assumptions, structure and methodologies can be found at www.santander.com.br/ri.

Financial institutions are required to maintain the application of funds in permanent assets in accordance with the level of the adjusted Referential Equity. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of the Reference Equity value adjusted in accordance with the regulations in force. Banco Santander meets the established requirements.

31.	Interest and similar income

Interest and similar income in the consolidated statement of income comprises interest accrued during the year on all financial assets with an implicit or explicit return, calculated using the effective interest method, regardless of the measurement of fair value, and adjustments to result as a result of hedge accounting. Interest is recognized gross, excluding withholding taxes.

The breakdown of the main items of interest and similar charges accrued in 2022, 2021 and 2020 is as follows:

Thousand of reais	2022	2021	2020

Cash and balances with the Brazilian Central Bank	10,202,362	2,581,083	1,552,121
Loans and advances - Credit institutions	2,722,311	1,116,013	1,518,557
Loans and advances - Customers	73,596,047	55,775,027	44,103,997
Debt instruments	22,001,700	16,957,840	13,556,403
Pension Plans (note 21)	19,587	19,612	16,720
Other interest	6,683,111	1,537,733	2,027,142
Total	115,225,118	77,987,308	62,774,940

32.	Interest expense and similar charges

"Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2022, 2021 and 2020 is as follows:

Thousand of reais	2022	2021	2020

Credit institutions deposits	6,736,736	4,712,388	4,327,276
Customer deposits	38,508,954	13,187,967	7,504,276
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	6,951,908	4,536,849	2,785,942
Debt Instruments Eligible to Compose Capital (note 19)	863,394	902,398	909,393
Pension Plans (note 21)	176,224	237,024	293,653
Other interest (1)	14,484,725	3,092,216	2,511,688
Total	67,721,941	26,668,842	18,332,228
(1)	It is mainly composed of Expenses with Interest on Repo Agreements

Consolidated Financial Statements | December 31, 2022 | F-96

* Values expressed in thousands, except when indicated.

33.	Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The breakdown of the balance of this item is as follows:

Thousand of reais	2022	2021	2020

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	33,985	89,563	30,232
Financial Assets Measured At Fair Value Through Other Comprehensive Income	4,088	477	3,522
Total	38,073	90,040	33,754

34.	Fee and commission income

The heading “Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2022	2021	2020

Collection and payment services:
Bills	1,097,170	1,228,497	1,146,929
Demand accounts	2,917,271	3,088,728	2,984,289
Cards (Credit and Debit) and Acquiring Services	5,890,549	5,208,160	6,300,583
Checks and other	109,014	108,487	126,481
Orders	751,766	660,177	844,056
Total	10,765,770	10,294,049	11,402,338

Marketing of non-Banking financial products:
Investment funds	568,455	672,915	545,822
Insurance	3,524,201	3,499,342	3,043,036
Capitalization plans	803,052	703,980	630,453
Total	4,895,708	4,876,237	4,219,311

Securities services:
Securities underwriting and placement	1,017,763	894,182	695,654
Securities trading	325,960	304,507	267,576
Administration and custody	704,936	640,608	485,756
Asset management	890	946	1,161
Total	2,049,549	1,840,243	1,450,147

Other:
Foreign exchange	1,888,194	1,511,807	1,396,715
Financial guarantees	678,908	804,503	728,232
Other fees and commissions	959,594	1,061,250	1,409,964
Total	3,526,696	3,377,560	3,534,911

Total	21,237,723	20,388,089	20,606,707

Consolidated Financial Statements | December 31, 2022 | F-97

* Values expressed in thousands, except when indicated.

35.	Fee and commission expense

Fee and commission expense” shows the amount of all fees and commissions paid or payable in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousand of reais	2022	2021	2020

Commissions assigned to third parties (1)	3,918,115	3,019,496	2,781,568
Other fees and commissions	2,443,728	2,095,292	1,596,925
Total	6,361,843	5,114,788	4,378,493

(1)	Composed, mainly, by credit cards.

36.	Gains or losses on financial assets and liabilities

Gains (losses) on financial assets and liabilities (net) includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousand of reais	2022	2021	2020

Financial Assets Held For Trading (1)
Financial Assets Measured At Fair Value Through Profit Or Loss	1,626,177	1,555,837	711,949
Financial Assets Measured At Fair Value Through Profit Or Loss Held For Trading (1)	3,445,525	3,519,626	12,122,794
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	(270,616)	205,016	172,828
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(239,777)	(665,853)	(239,054)
Financial Assets available-for-sale
Debt instruments	(42,552)	(432,510)	(207,011)
Equity instruments	(197,225)	(233,343)	(32,043)
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(407,973)	(4,392,844)	229,543
Total	4,153,336	221,782	12,998,060
(1)	Includes the exchange hedge of the Bank’s interest in Cayman (note 23).

37.	Exchange differences (net)

Exchange differences" demonstrate the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

Thousand of Reais	2022	2021	2020

Revenue with Exchange Variations	170,221,459	196,480,319	78,578,786
Expenses with Exchange Variations	(169,675,569)	(198,482,605)	(103,279,748)
Total	545,890	(2,002,286)	(24,700,962)

Consolidated Financial Statements | December 31, 2022 | F-98

* Values expressed in thousands, except when indicated.

38.	Other operating income and expenses

The breakdown of "Other operating income (expense)" is as follows:

Thousand of reais	2022	2021	2020

Other operating income	885,774	914,084	792,639
Other operating expense	(1,238,328)	(1,559,663)	(1,237,133)
Contributions to fund guarantee of credit - FGC	(488,448)	(473,801)	(428,016)
Total	(841,002)	(1,119,380)	(872,510)

39.	Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousand of reais	2022	2021	2020
Wages and salaries	6,311,240	5,905,394	5,730,779
Social security costs	1,431,129	1,153,164	1,222,352
Benefits	1,602,744	1,434,815	1,390,044
Defined benefit pension plans (note 22)	6,447	6,415	6,892
Contributions to defined contribution pension plans	128,091	152,156	117,216
Share-based compensation	39,876	24,045	19,348
Training	59,832	54,858	49,037
Other personnel expenses	317,636	294,855	335,814
Total	9,896,995	9,025,702	8,871,482

Consolidated Financial Statements | December 31, 2022 | F-99

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

b.1) Local and Global Program

				01/01 to 12/31/2022		01/01 to 12/31/2021		01/01 to 12/31/2020
Program	Liquidity Type	Vesting Period	Period of Exercise
		01/2019 to 12/2021	2022 and 2023	R$ 40,403	(*)	R$ 4,216,667	(*)	R$ 4,916,667
		01/2020 to 12/2022	2023	R$ 4,002,000	(*)	R$ 3,668,000	(*)	R$ -
		01/2020 to 12/2022	2023 and 2024	R$ -	(*)	R$ 2,986,667	(*)	R$ 9,440,000
		01/2021 to 09/2024	2024	R$ 23,490,000	(*)	R$ 13,520,000	(*)	R$ -
		01/2021 to 12/2023	2023	R$ 1,500,000	(*)	R$ 1,834,000	(*)	R$ -
Local	Santander Brasil Bank Shares	07/2019 to 06/2022	2022	111,066	SANB11	111,962	SANB11	109,677	SANB11
		09/2020 to 09/2022	2022	304,594	SANB11	301,583	SANB11	450,738	SANB11
		01/2020 to 09/2023	2023	209,278	SANB11	249,666	SANB11	281,031	SANB11
		01/2021 to 12/2022	2023	139,163	SANB11	177,252	SANB11	-	SANB11
		01/2021 to 12/2023	2024	343,863	SANB11	327,065	SANB11	-	SANB11
		01/2021 to 01/2024	2024	222,178	SANB11	30,545	SANB11	-	SANB11
		01/2020 to 12/2022	2023	159,253	SAN (**)	309,576	SAN (**)	318,478	SAN (**)
Global	Santander Spain Shares and Options	01/2020 to 12/2022	2023, with limit for options' exercise until 2030	832,569	Options s/ SAN (**)	1,618,445	Options s/ SAN (**)	1,664,983	Options s/ SAN (**)
		01/2021 to 12/2023	02/2024	124,184	SAN (**)	135,632		-
		01/2021 to 12/2023	02/2024, with limit for options' exercise until 02/2029	370,477	Options s/ SAN (**)	404,630		-
				R$ 28,992,000	(*)	R$ 26,225,334	(*)	R$ 14,356,667	(*)
Balance of Plans on December 31, 2022				1,436,867	SANB11	1,198,073	SANB11	841,446	SANB11
				434,140	SAN	445,208	SAN	318,478	SAN
				1,781,759	Options s/ SAN	2,023,075	Options s/ SAN	1,664,983	Options s/ SAN

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

Consolidated Financial Statements | December 31, 2022 | F-100

* Values expressed in thousands, except when indicated.

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

Impact on Income

The impacts on the result are recorded in the Personnel Expenses item, as follows:

			Consolidated
		01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Program	Settlement Type
Local	Santander Actions (Brazil)	25,506	20,720	10,776
Global	Santander Spain shares and stock options	3,706	3,534	846

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

The variable remuneration plan with payment referenced in Banco Santander shares is divided into 2 programs: (i) Identified Collective and (ii) Other Employees. The impacts on the result are accounted for under Personnel Expenses, as follows:

Program	Participant	Liquidity Type	01/01 to 12/31/2022	01/01 to 12/31/2021	01/01 to 12/31/2020
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	8,228	63,658	103,696
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	76,275	111,995	98,696

Consolidated Financial Statements | December 31, 2022 | F-101

* Values expressed in thousands, except when indicated.

40.	Other general administrative expenses

a) Breakdown

The detail of other general administrative expenses is as follows:

Thousand of reais	2022	2021	2020

Genreal maintenance expenses	895,734	889,077	743,580
Technology maintenance expenses	2,577,479	2,474,348	2,355,310
Advertising	540,593	621,425	654,175
Communications	421,522	353,271	648,856
Per diems and travel expenses	72,647	71,840	68,922
Taxes other than income tax	148,950	202,440	280,098
Surveillance and cash courier services	548,759	597,946	594,953
Insurance premiums	21,977	22,374	16,620
Specialized and technical services	2,228,715	2,184,139	2,171,460
Technical reports	425,767	355,343	319,814
Others specialized and technical services	1,802,948	1,828,795	1,851,646
Other administrative expenses (1)	886,742	873,857	709,504
Total	8,343,118	8,290,717	8,243,478
(1)	On December 31, 2022, it is mainly composed of Data Processing Expenses in the balance of R$ 155,326 (2021 – R$ 160,716 and 2020 - R$ 176,105), Services Expenses in the balance of R$ 52,165 (2021 - revenue of R$ 51,689 and 2020 – R$ 27,751), Expenses with the Benefit Guarantee Fund - FGB 3,979 (2021 – R$ 3,864 and 2020 – R$ 8,478), and Recovery of Charges and Expenses R$ 435,717 (2021 – R$ 378,604 and 2020 – R$ 212,850).

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies to their respective auditors, the detail are as follows:

Millions of Reais	2022	2021	2020

Independent audit of the financial statements of the companies included in the consolidation scope	28.9	26.3	24.0

Audit Related	0.3	0.2	0.4
Others	0.3	0.4	0.0
Total	29.5	26.9	24.4

The approximate amount of taxes according to Law 12,741/2012 totals R$4.2 million (2021 - R$3.8 million and 2020 - R$3.5 million).

41.	Gains or losses on non financial assets and investments, net

The breakdown of the balance of this item is as follows:

Thousand of reais	2022	2021	2020

Gains	62,951	45,780	285,335
Tangible and intangible assets	62,951	45,780	36,778
Investments	-	-	248,557
Losses	(40,596)	(60,893)	(54,622)
Tangible and intangible assets	(40,596)	(32,863)	(14,517)
Investments	-	(28,030)	(40,105)
Total	22,355	(15,113)	230,713

42.	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

As of December 31, 2022, the result of R$109 million is mainly composed of a profit of R$85 million from the sale of assets received in the recovery processes of credits with customers, and on December 31, 2021, the result of R$48 million is mainly composed of profit of R$101 million from the sale of assets received in the recovery processes of credits with customers, and on December 31, 2020 the result of R$77 million is mainly composed of profit of R$24 million with reversal of the provision for losses on other amounts and assets net of the constitution of the provision for loss of recoverable value of properties, constitution of provision for losses on other amounts and assets and revenue of R$ 49 million from the result in disposal of goods received in the recovery of credits with customers.

Consolidated Financial Statements | December 31, 2022 | F-102

* Values expressed in thousands, except when indicated.

43.	Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its clients to improve their credit standing and allow them to compete the following table summarizes at December 31, 2022, 2021 and 2020 all of the guarantees.

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

Thousand of reais	2022	2021	2020

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	54,497,392	49,391,839	45,930,486
Financial guarantees	41,456,445	33,192,559	32,477,336
Performance guarantees	2,167,016	1,167,603	989,979
Financial letters of credit	10,841,284	14,990,887	12,407,888
Other	32,647	40,790	55,283
Other contingent exposures	2,881,565	4,028,516	2,351,530
Documentary Credits	2,881,565	4,028,516	2,351,530
Total Contingent Liabilities	57,378,957	53,420,355	48,282,016

Commitments
Loan commitments drawable by third parties (1)	158,731,264	145,958,258	131,706,433
Total Commitments	158,731,264	145,958,258	131,706,433

Total	216,110,221	199,378,613	179,988,449
(1)	Includes the approved limits and unused overdraft, credit card and others.

The Bank's customers are provided with financial guarantees in commitments with third parties. There is a right to charge customers for the reimbursement of any amount that the Bank has to pay due to these guarantees. In addition, cash on hand or other highly liquid collateral may be maintained for these commitments. These contracts are subject to the same credit assessment performed for loans.

The Bank's expectation is that these guarantees will expire without the need for a cash advance. Therefore, in the normal course of business, the Bank expects that these transactions will have virtually no impact on its liquidity.

Performance guarantees are issued to secure customer commitments, such as contract-specified investments, and supply specified products, core products or maintenance or service guarantees to third parties, completion of projects in accordance with contractual terms, etc. Standby letter of credits include loan payment guarantees, lines of credit, promissory notes and commercial acceptances. The Bank always requires surety to grant this type of financial guarantee. In documentation credits, the Bank acts as a payment mediator between commercial companies located in different countries (import/export operations). In the documentation credit operation, the parties involved deal with the documents instead of dealing with the products to which the documents relate. Normally, the basic products traded are used as collateral for the operation and the Bank can provide some lines of credit. Third party redeemable loan commitments include most credit card facilities and commercial commitments. Credit card lines can be canceled unilaterally by the issuer. Commercial commitments are mostly one-year lines subject to customer disclosure.

The risk criteria for issuing all types of guarantees, standby financial letters of credit and documentation credits and for all signature risks are generally the same as those used for other credit risk products and therefore subject to the same admission and screening standards. Collateral provided on behalf of clients is subject to the same credit quality review process as any other risk product. Regularly, at least once a year, the solvency of customers is checked, as well as the likelihood that these guarantees will be enforced. If there is any doubt about the customer's solvency, provisions are debited from net income, in the amount of inherent losses, even if there is no lawsuit filed against the Bank.

The recording of provisions for non-recovery losses related to guarantees and other sureties (note 9.c) is made under the caption Losses on financial assets (net) in the consolidated statement of income and its calculation is described in note 2.i.

In addition, the liability recognized as deferred income for the premium received for providing these guarantees is being amortized over the life of the related guarantees and amounts to R$307,296 (2021 - R$382,255 and 2020 - R$356,226).

Consolidated Financial Statements | December 31, 2022 | F-103

* Values expressed in thousands, except when indicated.

b) Off-balance funds under management

Banco Santander has funds under management, in which it does not have a significant interest, does not act as a "principal" and does not have an equity interest. Based on the contractual relationship that governs the management of such funds, the third parties that hold the equity interest are those that are exposed, or have rights, to variable returns and have the ability to affect these returns through decision-making power. In addition, the Bank acts as a fund manager in the analysis of the remuneration system, which are proportional to the service provided and, therefore, does not indicate that the fund manager acts as a "principal" (Note 2.w).

Funds managed by Banco Santander not recorded on the balance sheet are the following:

Thousand of reais	2022	2021	2020

Funds under management	18,934,221	2,770,684	2,716,477
Managed Funds	265,517,852	192,927,475	191,873,169
Total	284,452,073	195,698,159	194,589,646

c) Third-party securities held in custody

On December 31, 2022, the Bank held third-party debt and securities in custody in the total amount of R$ 48,918,436 (2021 – R$ 37,998,502 - and 2020 – R$ 35,519,498).

d) Residual maturity

The composition, by maturity, of the balances of Financial Assets and Financial Liabilities in the consolidated balance sheet is as follows:

							2022
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	21,588,648	414,791	-	-	-	-	22,003,439
Debt instruments	16,743,026	6,128,498	24,066,831	51,980,394	33,416,823	70,577,073	202,912,645
Equity instruments	2,473,827	42,813	116,447	2,429	-	3,256	2,638,772
Loans and amounts due from credit institutions	53,762	542,117	10,740,281	8,723,942	640,701	12,512	20,713,315
Loans and advances to customer	11,271,204	123,503,143	117,101,333	152,555,108	38,944,000	47,255,240	490,630,028
Derivatives	5,815	4,365,403	2,827,973	4,661,329	3,033,806	7,081,498	21,975,824
Balances with the Brazilian Central Bank	96,850,321	30,787,099	-	-	-	-	127,637,420
Total	148,986,603	165,783,864	154,852,865	217,923,202	76,035,330	124,929,579	888,511,443

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	356,140	95,792,043	236,530	14,468,825	2,902,097	2,323,379	116,079,014
Customer deposits(1)	77,834,830	185,158,988	98,821,185	85,233,350	42,786,508	118,628	489,953,489
Marketable debt securities (1)	2,206,218	12,355,853	32,544,969	44,723,451	10,150,295	5,140,089	107,120,875
Debt Instruments Eligible to Compose Capital	-	6,786,472	875,575	1,358,736	1,526,828	8,990,007	19,537,618
Other financial liabilities	185,609	35,253,913	3,660,383	23,346,129	87,904	59,166	62,593,104
Short positions	-	144,261	3,083,821	4,575,483	5,395,593	8,848,265	22,047,423
Derivatives	-	5,076,938	3,131,463	5,366,782	2,975,559	2,148,583	18,699,325
Total	80,582,797	340,568,468	142,353,926	179,072,756	65,824,784	27,628,117	836,030,848
Difference (assets less liabilities)	68,403,806	(174,784,604)	12,498,939	38,850,446	10,210,546	97,301,462	(52,480,595)

Consolidated Financial Statements | December 31, 2022 | F-104

* Values expressed in thousands, except when indicated.

							2021
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	15,430,680	1,226,521	-	-	-	-	16,657,201
Debt instruments	1,612,213	119,780,229	20,352,554	5,834,524	38,904,369	38,728,334	225,212,223
Equity instruments	-	-	-	-	-	2,527,504	2,527,504
Loans and amounts due from credit institutions	11,176,922	2,717,359	1,748,733	10,827,639	15,057	203	26,485,913
Loans and advances to customer	70,399,332	82,203,458	84,986,074	152,608,938	31,902,231	42,744,009	464,844,042
Derivatives	-	8,667,809	2,836,098	1,645,538	5,989,792	2,000,686	21,139,923
Balances with the Brazilian Central Bank	69,178,841	15,736,825	-	-	-	-	84,915,666
Total	167,797,988	230,332,201	109,923,459	170,916,639	76,811,449	86,000,736	841,782,472

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	10,052,363	60,636,478	39,748,331	6,681,493	1,656,909	2,230,335	121,005,909
Customer deposits(1)	86,051,583	79,687,549	56,178,087	163,641,875	83,326,774	75,201	468,961,069
Marketable debt securities(1)	-	28,052,200	5,038,906	35,844,265	9,341,229	760,192	79,036,792
Debt Instruments Eligible to Compose Capital	-	5,552,801	-	14,088,607	-	-	19,641,408
Other financial liabilities	3,935,497	770,492	9,962,122	11,672,615	35,107,790	-	61,448,516
Short positions	-	12,780,559	-	-	-	-	12,780,559
Derivatives	641,571	7,239,697	2,503,888	9,117,265	3,773,251	1,343,309	24,618,981
Total	100,681,014	194,719,776	113,431,334	241,046,120	133,205,953	4,409,037	787,493,234
Difference (assets less liabilities)	67,116,974	35,612,425	(3,507,875)	(70,129,481)	(56,394,504)	81,591,699	54,289,238

							2020
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	7,373,662	12,775,063	-	-	-	-	20,148,725
Debt instruments	432,579	13,195,527	33,903,698	64,225,680	70,182,705	48,162,275	230,102,464
Equity instruments	-	-	-	-	-	2,329,361	2,329,361
Loans and amounts due from credit institutions	-	2,777,562	35,728,322	15,155,444	363,135	48,101	54,072,564
Loans and advances to customer	29,385,631	80,281,579	93,750,065	98,550,271	47,160,700	44,639,790	393,768,036
Derivatives	-	14,558,434	1,994,418	4,103,735	1,869,509	3,721,418	26,247,514
Balances with the Brazilian Central Bank	58,777,212	57,354,806	-	-	-	-	116,132,018
Total	95,969,084	180,942,971	165,376,503	182,035,130	119,576,048	98,900,945	842,800,681

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	-	83,922,876	43,315,412	3,764,159	-	654,516	131,656,962
Customer deposits(1)	85,433,287	139,191,140	121,804,752	62,768,886	36,578,335	37,572	445,813,972
Marketable debt securities(1)	-	8,815,410	18,736,230	28,158,133	747,340	418,401	56,875,514
Debt Instruments Eligible to Compose Capital	-	220,425	-	12,899,235	-	-	13,119,660
Other financial liabilities	23,352	21,858,532	20,730,398	17,203,162	4,787	2,452	59,822,683
Short positions	-	45,807,946	-	-	-	-	45,807,946
Derivatives	-	2,046,924	1,973,701	5,387,607	7,744,145	12,204,455	29,356,832
Total	85,456,639	301,863,252	206,560,493	130,181,182	45,074,607	13,317,396	782,453,569
Difference (assets less liabilities)	10,512,445	(120,920,281)	(41,183,990)	51,853,948	74,501,441	85,583,549	60,347,112
(1)	Includes obligations which may be subject to early payment, being: demand and time deposits, repurchase agreements with clients, LCI and LCA.

Consolidated Financial Statements | December 31, 2022 | F-105

* Values expressed in thousands, except when indicated.

e) Equivalent value in Reais of assets and liabilities

The main foreign currency balances in the consolidated financial statements, based on the nature of the related items, are as follows:

Equivalent Value in Thousand of Reais	2022		2021		2020
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash	10,657,125	-	10,851,016	-	15,835,124	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	5,895,720	5,376,666	2,587,588	21,784,041	27,012,315	7,867,168
Financial assets measured at fair value through other comprehensive income	17,114,102	-	17,102,273	-	17,062,156	-
Financial assets/liabilities measured at amortized cost	75,695,229	117,277,231	70,283,097	86,184,330	52,002,476	118,142,613
Total	109,362,176	122,653,897	100,823,974	107,968,371	111,912,070	126,009,781

f) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases.

The total of the future minimum payments of non-cancellable operating leases is shown below:

	2022	2021	2020

Up to 1 Year	284,945	715,576	670,619
Between 1 to 5 Years	1,044,715	1,420,853	1,607,995
More than 5 Years	224,536	181,417	171,420
Total	1,554,196	2,317,846	2,450,034

Additionally, Banco Santander has contracts with an indefinite term, in the amount of R$700 (2021 - R$801 and 2020 - R$880). Corresponding to the monthly rent of contracts with this characteristic. Lease payments, recognized as expenses in 2022, amounted to R$391,408 (2021 - R$369,482 - R$ and 2020 - R$358,656).

Lease contracts will be readjusted annually, in accordance with current legislation, with the highest percentage in accordance with the General Market Price Index (IGPM) variation. The lessee is assured the right to unilaterally terminate these contracts, at any time, in accordance with contractual clauses and legislation in force.

Consolidated Financial Statements | December 31, 2022 | F-106

* Values expressed in thousands, except when indicated.

g) Contingent assets

On December 31, 2022, 2021 and 2020 no contingent assets were recorded.

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

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Banking,

• Global Wholesale Banking,

The Bank has two segments, the commercial segment, which includes individuals and companies (except for global corporate clients, which are dealt with in the Global Wholesale Banking segment) and the Global Wholesale Banking segment, which includes Investment Banking and Markets, including treasury departments and equity businesses.

The Bank operates in Brazil and abroad, through the Cayman branch, Luxembourg branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The income statements and other significant data are as follows:

Thousand of reais	2022

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	45,617,896	1,885,281	47,503,177
Income from equity instruments	11,239	26,834	38,073
Income from companies accounted for by the equity method	147,676	51,503	199,179
Net fee and commission income	12,538,806	2,337,074	14,875,880
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(360,383)	5,059,609	4,699,226
Other operating expense (net)	(718,459)	(122,543)	(841,002)
TOTAL INCOME	57,236,775	9,237,758	66,474,533
Personnel expenses	(8,985,721)	(911,274)	(9,896,995)
Other administrative expenses	(7,571,376)	(771,742)	(8,343,118)
Depreciation and amortization	(2,479,643)	(105,859)	(2,585,502)
Provisions (net)	(1,207,531)	(7,959)	(1,215,490)
Impairment losses on financial assets (net)	(23,682,848)	(1,145,901)	(24,828,749)
Impairment losses on non-financial assets (net)	(160,479)	(955)	(161,434)
Other non-financial gains (losses)	131,482	-	131,482
OPERATING PROFIT BEFORE TAX (1)	13,280,659	6,294,068	19,574,727
Currency Hedge(1)	(129,406)	-	(129,406)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	13,151,253	6,294,068	19,445,321

Consolidated Financial Statements | December 31, 2022 | F-107

* Values expressed in thousands, except when indicated.

Thousand of reais	2021

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	46,236,026	5,082,440	51,318,466
Income from equity instruments	10,216	79,824	90,040
Income from companies accounted for by the equity method	105,403	38,781	144,184
Net fee and commission income	13,285,099	1,988,202	15,273,301
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,433,236)	(347,268)	(1,780,504)
Other operating expense (net)	(974,391)	(144,989)	(1,119,380)
TOTAL INCOME	57,229,117	6,696,990	63,926,107
Personnel expenses	(8,220,544)	(805,158)	(9,025,702)
Other administrative expenses	(7,697,346)	(593,371)	(8,290,717)
Depreciation and amortization	(2,342,639)	(91,282)	(2,433,921)
Provisions (net)	(2,176,774)	(2,643)	(2,179,417)
Impairment losses on financial assets (net)	(17,169,630)	56,896	(17,112,734)
Impairment losses on non-financial assets (net)	(163,935)	(1,864)	(165,799)
Other non-financial gains (losses)	32,512	-	32,512
OPERATING PROFIT BEFORE TAX (1)	19,490,761	5,259,568	24,750,329
Currency Hedge(1)	2,511,980	-	2,511,980
ADJUSTED OPERATING INCOME BEFORE TAX (1)	22,002,741	5,259,568	27,262,309

Thousand of reais	2020

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	41,457,352	2,985,361	44,442,713
Income from equity instruments	3,617	30,137	33,754
Income from companies accounted for by the equity method	84,051	28,210	112,261
Net fee and commission income	14,405,280	1,822,934	16,228,214
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(13,515,305)	1,812,403	(11,702,902)
Other operating expense (net)	(767,088)	(105,422)	(872,510)
TOTAL INCOME	41,667,906	6,573,623	48,241,529
Personnel expenses	(8,139,785)	(731,697)	(8,871,482)
Other administrative expenses	(7,634,670)	(608,808)	(8,243,478)
Depreciation and amortization	(2,488,517)	(90,610)	(2,579,127)
Provisions (net)	(1,638,787)	(17,759)	(1,656,546)
Impairment losses on financial assets (net)	(17,379,570)	(70,619)	(17,450,189)
Impairment losses on non-financial assets (net)	(28,403)	(56,504)	(84,907)
Other non-financial gains (losses)	308,176	-	308,176
OPERATING PROFIT BEFORE TAX (1)	4,666,350	4,997,625	9,663,975
Currency Hedge(1)	13,583,011	-	13,583,011
ADJUSTED OPERATING INCOME BEFORE TAX (1)	18,249,361	4,997,625	23,246,986
(1)	Includes, in the Commercial Bank, the currency hedge of the investment in dollars (a strategy to mitigate the tax effects and the variation of the exchange rate of offshore investments on net income), the result of which is recorded under “on financial assets and liabilities "fully offset in the line of Taxes.

Consolidated Financial Statements | December 31, 2022 | F-108

* Values expressed in thousands, except when indicated.
	2022
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	886,630,727	98,820,102	985,450,829
Loans and advances to customers	417,773,158	72,856,870	490,630,028
Customer deposits	356,744,926	133,208,563	489,953,489

	2021
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	838,267,118	92,941,277	931,208,396
Loans and advances to customers	394,086,048	70,757,994	464,844,042
Customer deposits	344,180,608	124,780,461	468,961,069

	2020
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	837,339,314	96,239,065	933,578,379
Loans and advances to customers	317,553,409	76,214,628	393,768,037
Customer deposits	322,328,033	123,485,939	445,813,972

45.	Related party transactions

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

a) Key-person management compensation

The Bank's Board of Directors' Meeting held on March 25, 2022 approved, as recommended by the Remuneration Committee, the proposal for the maximum global remuneration for Management (Board of Directors and Executive Board) for the year 2022, in the amount of up to R$504,550, including fixed, variable and share-based compensation and other benefits. The proposal was the subject of deliberation at the Ordinary General Meeting (AGO) held on April 29, 2022.

i) Long-term benefits

The Banco Santander as well as Banco Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousand of reais	2022	2021	2020

Fixed Compensation	115,680	96,544	90,889
Variable Compensation - in cash	117,730	115,627	83,352
Variable Compensation - in shares	87,702	94,607	81,306
Others (1)	61,294	67,883	47,832
Total Short-Term Benefits	382,406	374,661	303,379
Variable Compensation - in cash	95,398	101,837	98,407
Variable Compensation - in shares	99,827	109,918	97,729
Total Long-Term Benefits	195,225	211,755	196,136
Total (2)	577,631	586,416	499,515

Consolidated Financial Statements | December 31, 2022 | F-109

* Values expressed in thousands, except when indicated.

Additionally, in the exercise ended on December 31, 2022 withholding taxes were collected on management compensation in the amount of R$36,747 (2021 - R$32,086 e 2020 - R$29,162).

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

III - Legal entities, in which Banco Santander's capital holds more than 10%; and

IV - Legal entities, whose capital they hold more than 10%, any of the directors, members of the Board of Directors and of the Audit Committee or administrators of the financial institution itself, as well as their spouses and respective relatives, up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2022, 2021 and 2020:

	2022
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,444	0.1%	4,444	0.1%	8,888	0.1%
Others	342,919	9.0%	370,723	10.1%	713,642	9.6%
Total	3,787,533	99.2%	3,648,674	99.2%	7,436,207	99.2%
Treasury shares	31,162	0.8%	31,162	0.8%	62,324	0.8%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	342,919	9.0%	370,723	10.1%	713,642	9.5%

	2021
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,939	0.1%	5,029	0.1%	9,968	0.1%
Others	357,831	9.4%	385,545	10.5%	743,376	9.9%
Total	3,802,940	99.6%	3,664,081	99.6%	7,467,021	99.5%
Treasury shares	15,755	0.4%	15,755	0.4%	31,510	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	357,831	9.4%	385,545	10.5%	743,376	9.9%

Consolidated Financial Statements | December 31, 2022 | F-110

* Values expressed in thousands, except when indicated.

	2020
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.8%	3,167,754	42.3%
Banco Santander, S.A. (1)	2,696	0.07%	-	0.0%	2,696	0.04%
Employees	2,046	0.05%	2,046	0.06%	4,092	0.05%
Administrators (*)	4,034	0.11%	4,034	0.11%	8,067	0.11%
Others	353,616	9.3%	381,420	10.4%	735,036	9.8%
Total	3,799,866	99.5%	3,661,007	99.5%	7,460,873	99.5%
Treasury shares	18,829	0.5%	18,829	0.5%	37,658	0.5%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	355,662	9.3%	383,466	10.4%	739,128	9.9%

(1) Companies of the Santander Spain Group.

(2) Composed of Employees and Others.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

Consolidated Financial Statements | December 31, 2022 | F-111

* Values expressed in thousands, except when indicated.

d) Related-Party Transactions

Santander has a Policy for Transactions with Related Parties approved by the Board of Directors, which aims to ensure that all transactions typified in the policy are carried out bearing in mind the interests of Banco Santander and its shareholders. The policy defines powers for approval of certain transactions by the Board of Directors.

The established rules are also applied to all employees and managers of Banco Santander and its subsidiaries. Operations and remuneration for services with related parties are carried out in the normal course of business and under commutative conditions, including interest rates, terms and guarantees, and do not involve greater risks than normal collection or other disadvantages.

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total

	2022	2021	2022	2021	2022	2021	2022	2021
Assets	4,671,501	895,492	24,340,579	32,119,319	25,737	19,776	29,037,817	33,034,587
Derivatives Measured At Fair Value Through Profit Or Loss, Net	(3,138,996)	(3,043,904)	1,034,184	(73,209)	-	-	(2,104,812)	(3,117,113)
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	7,800,513	3,930,078	21,408,097	27,591,391	-	-	29,208,610	31,521,469
Loans and other values with customers	-	109	1,795,084	3,550,601	16,380	20,034	1,811,464	3,570,744
Other Assets	9,984	9,209	103,214	1,050,536	-	-	113,198	1,059,745
Warranties and Limits	-	-	-	-	9,357	(258)	9,357	(258)
Liabilities	(23,541,990)	(25,832,894)	(7,953,565)	(8,844,861)	(263,592)	(821,529)	(31,759,147)	(35,499,284)
Deposits from credit institutions	(10,167,933)	(11,178,490)	(6,846,987)	(7,866,308)	-	-	(17,014,920)	(19,044,798)
Securities	-	-	-	-	(201,054)	(128,593)	(201,054)	(128,593)
Customer deposits	-	-	(904,926)	(799,435)	(31,040)	(28,672)	(935,966)	(828,107)
Other Liabilities - Dividends and Interest on Capital Payable	-	(564,786)	-	-	-	-	-	(564,786)
Other Liabilities	(201,380)	(1,011)	(201,652)	(179,118)	(31,498)	(664,264)	(434,530)	(844,393)
Debt Instruments Eligible for Capital	(13,172,677)	(14,088,607)	-	-	-	-	(13,172,677)	(14,088,607)

	2022	2021	2022	2021	2022	2021	2022	2021
Income	(1,217,332)	(694,221)	1,620,385	1,673,360	18,223	(429,512)	421,276	549,638
Interest and similar income - Loans and amounts due from credit institutions	47,120	5,902	-	69,372	2,388	1,421	49,508	76,695
Warranties and Limits	-	-	-	-	37,769	63	37,769	63
Interest expense and similar charges - Customer deposits	(111,024)	(88,585)	(276,809)	(20,462)	(22,685)	(431,539)	410,518	(540,586)
Fee and commission income (expense)	-	-	3,432,090	2,624,519	495	273	3,432,585	2,624,792
Gains (losses) on financial assets and liabilities and exchange differences (net)	(88,674)	192,088	(1,011,261)	(538,871)	256	270	(1,099,679)	(346,502)
Administrative expenses and amortization	(201,359)	(145,463)	(523,635)	(447,998)	-	-	(724,994)	(593,461)
Result on disposal of assets not classified as non-current assets held for sale	-	-	-	-	-	-	-	-
Debt Instruments Eligible for Capital	(863,395)	(658,163)	-	-	-	-	(863,395)	(658,163)
Other Administrative expenses - Donation	-	-	-	13,200	-	-	-	(13,200)

(1) Parent company - Banco Santander is controlled by Banco Santander Espanha (Note 1a), through its subsidiaries GES and Sterrebeeck B.V.

(2) Companies listed in note 11.

(3) Refers to the recording in clearing accounts of Guarantees and Limits of credit operations with Key Management Personnel.

Consolidated Financial Statements | December 31, 2022 | F-112

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

Consolidated Financial Statements | December 31, 2022 | F-113

* Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2022 | F-114

* Values expressed in thousands, except when indicated.

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

To measure the impairment loss of loans collectively assessed for impairment, we separate financial assets into groups taking into account credit risk characteristics and similarities. In other words, according to the segment, type of assets, guarantees and other factors associated with the historical impairment experience and other circumstances known at the time of the assessment. The impairment loss is calculated using statistical models that take into account the following factors:

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

Loss Given Default (LGD): is the loss produced in case of default. In other words, it reflects the percentage of exposure that could not be recovered in the event of a default event. It mainly depends on the guarantees, which are considered to mitigate the credit risk associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimate.

Discount rate: the rate applied to estimated future cash flows during the expected life of the asset, which is equal to the net present value of the financial instrument at its book value.

To estimate the above parameters, the Bank applied its experience in the development of internal models to calculate parameters for both regulatory and management purposes.

The table shown in note 9.b shows the portfolio by internal risk rating levels and its probability of default.

Thousand of reais	2022	2021	2020

By maturity
Less than 1 Year	269,784,211	270,050,934	219,062,744
Between 1 and 5 years	177,488,141	160,932,317	147,013,817
More than 5 years	77,382,938	62,371,451	51,745,465
Loans and advances to customers, gross	524,655,290	493,354,702	417,822,026

By internal classification of risk
Low	392,397,296	374,505,212	347,315,357
Medium-low	77,992,749	79,216,725	24,277,404
Medium	18,647,136	14,589,977	26,231,871
Medium-High	13,573,901	9,413,110	3,896,457
High	22,044,208	15,629,678	16,100,937
Loans and advances to customers, gross	524,655,290	493,354,702	417,822,026

Consolidated Financial Statements | December 31, 2022 | F-115

* Values expressed in thousands, except when indicated.

Expected credit losses, measured using sufficient and available historical data, are presented below.

			2022
		Probability of default	Default loss
	Exposure

Commercial and industrial	223,321,961	6%	41%
Real Estate Credit - construction	58,242,768	5%	5%
Individual loans	240,227,475	12%	49%
Leasing	2,863,086	1%	26%

			2021

		Probability of default	Default loss
	Exposure

Commercial and industrial	247,674,251	6%	50%
Real Estate Credit - construction	54,738,607	2%	8%
Individual loans	188,408,840	10%	61%
Leasing	2,533,004	2%	31%

			2020

		Probability of default	Default loss
	Exposure

Commercial and industrial	191,281,653	5%	41%
Real Estate Credit - construction	45,791,869	3%	7%
Individual loans	178,652,145	9%	52%
Leasing	2,096,359	1%	31%

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

Consolidated Financial Statements | December 31, 2022 | F-116

* Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2022 | F-117

* Values expressed in thousands, except when indicated.

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

b.7) Credit Management - Main changes

The trends observed in 2022 were consistent with those of 2021, in which we observed a challenging economic scenario. The Bank managed to preserve the good quality of business, with a worsening in the default rate, mainly due to a specific customer in the Wholesale segment going into default. In December 2022, this index was 7.5% against 5.46%, December 31, 2021 and 5.55% on December 31, 2020.

Below is a table showing the evolution of the main credit indicators.

	2022	2021	2020

Credit risk exposure - customers (Thousand of Reais)	582,034,247	546,775,057	466,104,042
Loans and advances to customers, gross (note 9)	524,655,290	493,354,702	417,822,026
Contingent Liabilities - Guarantees and other sureties (note 43.a)	57,378,957	47,517,931	53,420,355
Non-performing loans ratio (%) - unaudited	7.50%	5.46%	5.55%
Impairment coverage ratio (%) - unaudited	89.80%	110.40%	110.64%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais) - unaudited	35,211,623	29,723,376	25,640,488
Cost of credit (% of risk) - unaudited	4.79%	3.73%	4.35%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) RAWO = Recoveries of Assets Derecognized.

Consolidated Financial Statements | December 31, 2022 | F-118

* Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2022 | F-119

* Values expressed in thousands, except when indicated.

The Financial Management goal is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

Interest rate Risk

The following table aggregates by product the cash flows of the operations of our perimeter of companies that have interest income. The transactions are presented by the book balance at the closing date of the years 2022, 2021 and 2020. It is not associated with the risk management of changes in interest rates or indexer mismatches, which is done by monitoring metrics of Marketplace. However, it allows to evaluate the concentrations of term and possible risks and below it, the balances of the same products are presented at the redemption value at maturity, except for the line dealing with receivables and obligations linked to derivative contracts.

					2022
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,957	3,957
Debt instruments	-	-	-	-	3,957	3,957
Financial assets measured at fair value in profit or loss for trading	5,032	5,565	3,054	26,272	25,998	65,921
Debt instruments	311	3,909	2,159	16,270	22,222	44,871
Equity instruments	19	2	3	25	-	49
Derivatives	4,702	1,654	892	9,977	3,776	21,001
Financial assets measured at fair value in other comprehensive income	37,965	4,045	1,579	39,131	22,466	105,186
Debt instruments	37,965	4,045	1,579	39,131	22,466	105,186
Financial Assets Measured at Amortized Cost	137,112	145,444	91,631	201,562	113,717	689,466
Loans and Other Amounts with Credit Institutions	77,825	900	1,878	1,989	-	82,592
Loans and advances to customers	56,937	138,981	82,676	171,664	96,884	547,142
Debt Instruments	2,350	5,563	7,077	27,909	16,833	59,732
Total	180,109	155,054	96,264	266,965	166,138	864,530
Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in income Held for Trading	21,891	1,444	1,552	8,425	3,417	36,729
Derivatives	4,892	1,444	1,552	8,425	3,417	19,730
Short Positions	16,999	-	-	-	-	16,999
Financial liabilities at amortized cost	280,644	115,169	116,122	183,013	31,518	726,466
Deposits from the Central Bank of Brazil and deposits from credit institutions	22,451	40,711	18,007	8,710	7,903	97,782
Customer deposits	252,621	48,217	75,869	125,473	26	502,206
Bonds and securities	5,572	26,241	22,246	48,830	4,174	107,063
Debt Instruments Eligible to Capital	-	-	-	-	19,415	19,415
Total	302,535	116,613	117,674	191,438	34,935	763,195

Consolidated Financial Statements | December 31, 2022 | F-120

* Values expressed in thousands, except when indicated.

					2021
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Financial assets measured at fair value in profit or loss for trading	5,573	4,205	5,128	17,846	12,447	45,199
Debt instruments	355	858	2,358	10,267	9,963	23,801
Equity instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,354
Financial assets not intended for trading Mandatory measured at the fair value of the result	54,053	1,012	4,779	59,267	32,808	151,919
Debt instruments	54,053	1,012	4,779	59,267	32,808	151,919
Financial Assets Measured at Amortized Cost	135,081	131,966	96,793	178,655	102,292	644,787
Loans and Other Amounts with Credit Institutions	73,293	1,479	2,255	2,616	-	79,643
Loans and advances to customers	60,735	128,631	71,041	158,933	94,368	513,708
Debt Instruments	1,053	1,856	23,497	17,106	7,924	51,436
Total	194,707	137,183	106,700	255,768	150,669	845,027

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short Positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	309,659	116,052	108,718	180,572	31,897	746,898
Deposits from the Central Bank of Brazil and deposits from credit institutions	43,414	48,359	27,340	11,415	4,035	134,563
Customer deposits	260,711	50,470	70,403	110,290	24	491,898
Bonds and securities	5,534	17,223	10,975	58,867	8,334	100,933
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	328,614	118,616	110,909	191,768	34,600	784,507

Consolidated Financial Statements | December 31, 2022 | F-121

* Values expressed in thousands, except when indicated.

					2020
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	-	153	50	250	1,747	2,200
Debt instruments	-	153	50	250	1,747	2,200
Other Financial Assets At Fair Value Through Profit Or Loss	15,636	18,487	4,867	57,091	17,707	113,788
Debt instruments	3,480	11,789	3,150	47,287	14,078	79,784
Equity instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Financial assets not intended for trading Mandatory measured at the fair value of the result	439	-	-	-	-	439
Debt instruments	439	-	-	-	-	439
Financial Assets Measured At Fair Value Through Other Comprehensive Income	3,455	3,625	12,177	63,651	22,430	105,338
Debt instruments	3,383	3,625	12,177	63,651	22,430	105,266
Equity Instruments	72	-	-	-	-	72
Financial Assets Measured at Amortized Cost	50,776	130,067	55,339	152,437	63,844	452,463
Loans and advances - Credit institutions	25,201	39,879	2,765	3,799	-	71,644
Loans and advances - Customers	25,490	88,071	50,829	134,805	61,795	360,990
Debt instruments	85	2,117	1,745	13,833	2,049	19,829
Total	70,306	152,332	72,433	273,429	105,728	674,228

Interest-bearing liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	55,313	7,878	2,088	12,629	3,515	81,423
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	174,848	100,497	91,433	131,590	16,667	515,035
Deposits from the Central Bank of Brazil and deposits from credit institutions	4,007	32,846	22,603	7,891	3,031	70,378
Customer deposits	163,297	44,035	61,293	98,867	203	367,695
Bonds and securities	7,544	23,616	7,537	24,832	313	63,842
Debt Instruments Eligible to Compose Capital	-	-	-	-	13,120	13,120
Total	230,161	108,375	93,521	144,219	20,182	596,458

Consolidated Financial Statements | December 31, 2022 | F-122

* Values expressed in thousands, except when indicated.
Currency Risk

			2022
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	180,331	3,156	3,922	187,409
Loans and advances to customers	4,515	3,818	463	8,796
Derivatives	261,584	10,126	7,702	279,412
Others	3,208	-	-	3,208
Total	449,638	17,100	12,087	478,825

Liabilities:	Dólar	Euro	Others	Total

Funding in foreign currency	116,957	1,676	1,668	120,301
Derivatives	202,299	14,361	9,571	226,231
Others	132,513	996	815	134,324
Total	451,769	17,033	12,054	480,856

			2021
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	114,021	1,337	5,163	120,521
Loans and advances to customers	5,529	2,218	608	8,355
Investments in Foreign Subsidiaries and Dependence	-	-	-	-
Derivatives	289,245	14,190	8,011	311,446
Others	1,251	-	-	1,251
Total	410,046	17,745	13,782	441,573

Liabilities:	Dólar	Euro	Others	Total

Funding in foreign currency	80,991	2,194	2,130	85,315
Derivatives	225,554	14,279	8,631	248,464
Others	105,570	1,220	2,912	109,702
Total	412,115	17,693	13,673	443,480

			2020
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	42,860	1,870	569	45,299
Loans and advances to customers	5,803	3,187	1,140	10,130
Investments in Foreign Subsidiaries and Dependence	57,914	215	-	58,129
Derivatives	125,495	10,451	2,795	138,741
Others	25,866	-	-	25,866
Total	257,938	15,723	4,504	278,165

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	61,173	384	-	61,557
Derivatives	147,911	14,449	2,854	165,214
Others	39,972	219	437	40,628
Total	249,056	15,052	3,291	267,400

Consolidated Financial Statements | December 31, 2022 | F-123

* Values expressed in thousands, except when indicated.

c.2) Methodologies

Financial Intermediation

Banco Santander calculates the minimum capital requirement for market risks using the internal model since approval by Bacen in May 2018.

The standard methodology applied to trading activities by the Banco Santander in 2022, 2021 and 2020 was the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the efficient incorporation of the most recent events that condition the level of risk assumed.

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

VaR is not the only measure available to determine the risk to which an institution is exposed. It is used for its ease of understanding and calculation, good reference of the level of risk incurred by the Bank, but other metrics and methodologies are also used to allow the Bank to exercise greater risk control in all the markets in which it operates.

Among these measures, scenario analysis stands out, which consists of defining behavior scenarios for various financial variables and determining the impact on results by applying them to the Bank's activities. These scenarios can replicate past events (crises, for example) or determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with the VaR, make it possible to obtain a much more complete spectrum of the risk profile.

Positions are monitored daily through an exhaustive control of portfolio variations in order to detect possible incidents and correct them immediately.

A daily earnings account is an excellent risk indicator, as it allows observing and detecting the impact of changes in financial variables on portfolios.

Finally, in the control of credit management activities (actively traded credits - trading portfolio) and derivatives, due to their atypical character, specific measures are evaluated. In the case of derivatives, these measures are evaluated based on the sensitivity to fluctuations in the underlying price (delta and gamma), volatility (vega) and time (theta). In the case of credit management activities (actively traded) in trading books, controlled measures include spread sensitivity, jump-to-default and concentrations of positions by rating level.

Consolidated Financial Statements | December 31, 2022 | F-124

* Values expressed in thousands, except when indicated.

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

Then, we can cite:

Consolidated Financial Statements | December 31, 2022 | F-125

* Values expressed in thousands, except when indicated.

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

					In millions of Reais
Customers Funding	2022			2021
	0 to 30 days	Total	%	0 to 30 days	Total	%
Demand deposits	31,351	31,351	100%	39,574	39,574	100%
Savings accounts	60,204	60,204	100%	65,220	65,220	100%
Time deposits	95,523	338,007	28%	92,496	308,950	30%
Interbank deposit	1,043	4,010	26%	763	4,001	19%
Funds from acceptances and issuance of securities	6,139	122,916	5%	5,621	88,089	6%
Borrowings and Onlendings	7,081	76,749	9%	-	90,709	0%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	19,538	0%	-	19,641	0%
Total	201,341	652,775	31%	203,674	616,184	33%

Consolidated Financial Statements | December 31, 2022 | F-126

* Values expressed in thousands, except when indicated.

		In millions of Reais
Customers Funding	2020
	0 to 30 days	Total	%
Demand deposits	35,550	35,550	100%
Savings accounts	62,210	62,210	100%
Time deposits	77,298	279,778	28%
Interbank deposit	818	5,145	16%
Funds from acceptances and issuance of securities	7,544	70,628	11%
Borrowings and Onlendings	3,189	67,760	5%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	13,120	0%
Total	186,609	534,191	35%

Assets and liabilities in accordance with the remaining contractual maturities, considering the undiscounted flows are as follows:

					2022
					In millions of Reais
Future Cash Flows Except for Derivatives	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,957	3,957
Debt instruments	-	-	-	-	3,957	3,957
Financial assets measured at fair value in profit or loss for trading	5,032	5,526	2,978	23,846	13,617	50,999
Debt instruments	311	3,870	2,083	13,844	9,841	29,949
Equity Instruments	19	2	3	25	-	49
Derivatives	4,702	1,654	892	9,977	3,776	21,001
Financial assets measured at fair value in other comprehensive income	37,925	4,040	1,550	33,176	9,116	85,807
Debt instruments	37,925	4,040	1,550	33,176	9,116	85,807
Financial assets measured at amortized cost	113,466	103,419	70,435	185,653	86,193	559,166
Loans and Other Amounts with Credit Institutions	77,739	888	1,777	1,815	-	82,219
Loans and advances to customers	33,386	97,202	62,102	158,805	80,378	431,873
Debt instruments	2,341	5,329	6,556	25,033	5,815	45,074
Total	156,423	112,985	74,963	242,675	112,883	699,929

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	21,891	1,444	1,552	8,425	3,417	36,729
Derivatives	4,892	1,444	1,552	8,425	3,417	19,730
Short positions	16,999	-	-	-	-	16,999
Financial liabilities at amortized cost	280,644	115,169	116,122	183,013	31,518	726,466
Deposits from the Central Bank of Brazil and deposits from credit institutions	22,451	40,711	18,007	8,710	7,903	97,782
Customer deposits	252,621	48,217	75,869	125,473	26	502,206
Bonds and securities	5,572	26,241	22,246	48,830	4,174	107,063
Debt Instruments Eligible to Capital	-	-	-	-	19,415	19,415
Total	302,535	116,613	117,674	191,438	34,935	763,195

Consolidated Financial Statements | December 31, 2022 | F-127

* Values expressed in thousands, except when indicated.

					2021
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Financial assets measured at fair value in profit or loss for trading	5,573	4,197	5,031	16,365	8,023	39,189
Debt instruments	355	850	2,261	8,786	5,539	17,791
Equity Instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,353
Financial assets measured at fair value in other comprehensive income	54,012	1,007	4,690	50,092	15,833	125,635
Debt instruments	54,012	1,007	4,690	50,092	15,833	125,634
Equity Instruments	-	-	-	-	-	-
Financial assets measured at amortized cost	109,330	98,848	78,187	172,736	78,053	537,155
Loans and Other Amounts with Credit Institutions	73,290	1,464	2,041	2,313	-	79,108
Loans and advances to customers	34,989	94,872	55,118	150,204	76,554	411,737
Debt instruments	1,051	2,512	21,028	20,219	1,499	46,309
Total	168,915	104,053	87,907	239,194	105,032	705,102

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	289,743	106,358	102,585	165,145	25,366	689,197
Deposits from the Central Bank of Brazil and deposits from credit institutions	33,714	46,465	25,626	10,610	2,742	119,157
Customer deposits	252,070	48,364	67,467	105,690	23	473,614
Bonds and securities	3,959	11,529	9,492	48,845	3,097	76,922
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	308,698	108,922	104,776	176,341	28,069	726,806

Consolidated Financial Statements | December 31, 2022 | F-128

* Values expressed in thousands, except when indicated.

					2020
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	-	174	98	667	2,900	3,839
Debt instruments	-	174	98	667	2,900	3,839
Other financial assets at fair value through profit or loss	16,029	19,211	5,763	63,618	25,488	130,109
Debt instruments	3,873	12,513	4,046	53,814	21,859	96,105
Equity instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	439	-	-	-	-	439
Equity instruments	439	-	-	-	-	439
Financial assets measured at fair value in other comprehensive income	5,000	3,874	13,850	75,849	35,538	134,111
Debt instruments	4,928	3,874	13,850	75,849	35,538	134,039
Equity Instruments	72	-	-	-	-	72
Financial Assets Measured at Amortized Cost	53,147	145,279	69,004	208,295	135,782	611,507
Loans and Other Amounts with Credit Institutions	24,638	40,579	2,901	4,205	-	72,324
Loans and advances to customers	28,424	102,379	64,194	188,430	135,987	519,415
Debt instruments	85	2,321	1,909	15,660	(205)	19,771
Total	74,615	168,538	88,715	348,429	199,709	880,005

Interest-bearing liabilities:

Financial assets measured at fair value in other comprehensive income	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	176,223	101,111	93,103	145,931	16,471	532,838
Deposits from the Central Bank of Brazil and deposits from credit institutions	3,707	33,039	22,860	8,014	2,802	70,421
Customer deposits	165,171	44,571	62,606	110,809	215	383,372
Bonds and securities	7,345	23,502	7,637	27,109	333	65,925
Debt Instruments Eligible to Compose Capital	-	-	-	-	13,120	13,120
Total	231,536	108,989	95,191	158,560	19,986	614,262

Consolidated Financial Statements | December 31, 2022 | F-129

* Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2022 | F-130

* Values expressed in thousands, except when indicated.

c.7) Risks and results in 2022

Financial Intermediation Activities

The average VaR of the Bank's trading portfolio in 2022 was R$40.9 million. The dynamic management of this profile allows the Bank to change its strategy in order to capitalize on the opportunities offered by a party environment.

c.7.1) Asset and liability management

Interest rate risk

Convertible currencies

At the end of 2022, the interest risk measured in terms of the sensitivity of the financial margin for one year, in a parallel increase of 100 basis points applied to Banco Santander's portfolios, was concentrated in the curve of the interest rate in reais, which became positive in R$ 945 million.

Also at the end of 2022, the interest risk measured in terms of the sensitivity of the company's fair value, in a parallel increase of 100 basis points applied to Banco Santander in the curve of the interest rate in reais, was positive by R$2,154 million.

Quantitative risk analysis

Interest risk on balance sheet management portfolios, measured in terms of net interest margin sensitivity, for one year at a parallel rise of 100 basis points on the interest rate curve, increased by R$ 394 million between 2022 and 2021, having reached a maximum of R$ 945 million in December 2022. Value sensitivity increased by R$ 479 million during 2022, reaching a maximum level of R$ 2,154 million in the month of December 2022. The main factors that occurred in 2022 and influenced the sensitivities were the drop in the yield curve (convexity effect), portfolio decay and updating of implicit methodologies on the cash flows of Banco Santander products.

Million of Reais
	2022	2021	2020
Sensibilities
Net Interest Margin	954	553	432
Market Value of Equity	2,154	1,675	1,771
Value at Risk - Balance
VaR	971	791	1,365

c.8) Sensitivity analysis

Market Risk can be summarized as the probability of an institution loss, resulting of market fluctuation in relation to its position in operations subject to exposure (interest rates, indices, prices, exchange rates, etc.).

Santander's Market Risk Management adheres to Resolution CMN 4,557 and establishes the management structure for this risk, providing visibility for executive decision-making, dialogue and transparency of the institution's strategic positioning, risk appetite and constant monitoring of the risk profile.

The identification, measurement and monitoring of limits are carried out and disclosed by independent areas of the business units and follow limits established in accordance with the policies and formal governance of Integrated Risk Management. The institution's Market Risk appetite is approved by senior executives and is defined based on careful studies that take into account the risk of portfolio strategies, sensitivities arising from market fluctuations, liquidity gaps and other factors that may affect Banco Santander's portfolios.

Consolidated Financial Statements | December 31, 2022 | F-131

* Values expressed in thousands, except when indicated.

Trading portfolio

Thousand of Brazilian Reais		2022
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(3,551)	(118,932)	(237,864)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(133)	(2,163)	(4,327)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(338)	(1,090)	(2,180)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(3,201)	(11,599)	(23,198)
Foreign currency	Exposures subject to foreign exchange	(4,779)	(119,468)	(238,936)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(598)	(7,856)	(15,712)
Inflation	Exposures subject to change in coupon rates of price indexes	(10,476)	(117,218)	(234,436)
Shares and Indexes	Exposures subject to change in shares price	(428)	(10,688)	(21,375)
Commodities	Exposures subject to change in commodities' prices	(588)	(14,688)	(29,376)
Total (1)		(24,092)	(403,702)	(807,404)

(1) Amounts net of taxes.

Scenario 1: shock of +10bps and -10bps in yield curves and 1% for price variation (currencies and stocks), considering the greatest losses by risk factor.

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

Portfolio Banking

Thousand of Brazilian Reais		2022
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(73,235)	(2,799,153)	(5,864,517)
TR and Long-Term Interest Rate (TJLP)	Exposures subject to TR and TJLP Coupon Variation	(8,008)	(220,681)	(404,026)
Inflation	Exposures subject to change in coupon rates of price indexes	(39,332)	(629,260)	(1,159,017)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(13,644)	(148,985)	(288,282)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(399)	(5,284)	(11,041)
International Market Interest Rate	Exposures subject to Variation in the Interest Rate of Securities Traded in the International Market	(25,479)	(290,429)	(601,714)
Foreign currency	Exposures subject to foreign exchange	(422)	(10,539)	(21,079)
Total (1)		(160,519)	(4,104,331)	(8,349,676)

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

The Bank's business largely depends on the correct processing of large numbers of transactions, efficiently and accurately, carried out by information technology systems, as well as on the Bank's ability to rely on digital technologies, computing services and e-mail. mail, software and networks, as well as the processing, storage and secure transmission of confidential and other information on computer and network systems.

The proper functioning of the Bank's financial control, risk management, accounting, customer services and other data processing systems is essential to its activities and its ability to compete effectively.

Consolidated Financial Statements | December 31, 2022 | F-132

* Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2022 | F-133

* Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2022 | F-134

* Values expressed in thousands, except when indicated.

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

Consolidated Financial Statements | December 31, 2022 | F-135

* Values expressed in thousands, except when indicated.

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

Internal model validation at Banco Santander encompasses credit risk models, market risk models, compliance, operational, ALM, pricing models, stress test models, the economic capital model and other models related to the exercise of ICAAP. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of management, etc.). Therefore, the goal of internal validation is to review quantitative, qualitative, technological and corporate governance related to regulatory and risk management processes.Among the main functions of the Internal Model Validation department are the following:

i.	I. Establish the general principles of validation, conducting an independent evaluation process including (I) data quality, (II) methodological fundamentals, (III) technological environment, (IV) performance and (V) use and governance;
ii.	Issuing a technical opinion on the suitability of the internal models for the intended internal and regulatory effects, concluding on their usefulness and effectiveness; and

iii. Provide essential support to the risk committees and the Bank's management, through a qualified and independent opinion so that the responsible bodies decide on the authorization of the use of models (for management purposes as well as regulatory use).

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

In this context, the economic capital models are essentially designed to generate risk-sensitive estimative, allowing greater precision in risk management, as well as better allocation of economic capital by business units of Banco Santander

The Banco Santander has directed efforts to build a model of robust and integrated economic capital to the business management.

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

Consolidated Financial Statements | December 31, 2022 | F-136

* Values expressed in thousands, except when indicated.

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

% Capital	2022	2021	2020
Risk Type	New Methodology	New Methodology	New Methodology
Credit	55%	62%	69%
Market	2%	2%	2%
ALM	7%	6%	2%
Business	9%	7%	3%
Operational	4%	7%	6%
Fixed Assets	1%	1%	2%
Intangible Assets	3%	5%	5%
Pension Funds	1%	1%	2%
Deferred Tax Assets	18%	9%	9%
TOTAL	100%	100%	100%

Even so, as it is a commercial bank, Credit is Banco Santander's main source of risk and the evolution of its portfolio is one of the main factors for its oscillation.

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

Deliberation of Interest on Equity

The Board of Directors, in a meeting held on January 19, 2023, approved the proposal of the Executive Board, ad referendum of the Ordinary General Meeting to be held until April 30, 2023, for the distribution of Interest on Equity, in the amount of R$ 1,700,000,000.00 (one billion, seven hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders who are registered in the Bank's records at the end of January 26, 2023 (inclusive) will be entitled to the Interest on Own Capital. Thus, as of January 27, 2023 (inclusive), the Bank's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity will be paid as of March 6, 2023. The Interest on Equity will be fully allocated to the minimum mandatory dividends to be distributed by the Bank, referring to the year 2023, without any remuneration as monetary update for both.

Increase in Provision in accordance with Risk Level Reassessment

The Consolidated Financial Statements consider an event subsequent to the date of the report related to a specific case of a large company that entered into judicial recovery, whose credit conditions existed on December 31, 2022. In this sense, there was an increase in the provision, in accordance with reassessing your risk level

Consolidated Financial Statements | December 31, 2022 | F-137

* Values expressed in thousands, except when indicated.

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME - BRGAAP vs IFRS

The table below presents a conciliation of stockholders' equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousand of Reais	Note	2022	2021	2020

Stockholders' equity attributed under to the Parent Brazilian GAAP		82,061,915	78,739,563	78,968,183
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(54,801)	(103,386)	(882)
Reclassification of fair value through other comprehensive income	i	(33)	182,094	(522,107)
Impairment of financial assets measured at amortized cost	a	(816,600)	(1,468,494)	(635,194)
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	-	907
Category transfers - IFRS 9	b	(219,671)	(141,260)	357,972
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,493,810	1,549,438	1,324,853
Reversal of goodwill amortization	d	27,136,573	26,709,187	27,527,699
Realization on purchase price adjustments	e	594,784	603,544	615,953
Option for Acquisition of Equity Instrument	f	(798,016)	(763,988)	(1,744,336)
Santander Serviços goodwill (Santusa)	g	(298,978)	(179,387)	(209,285)
Reversal of Provision PIS Law 9,718	j	980,212	-	-
Others		103,640	512,835	93,224
Stockholders' equity attributed to the parent under IFRS		110,182,834	105,640,146	105,776,987
Non-controlling interest under IFRS		497,342	334,349	312,885
Stockholders' equity (including non-controlling interest) under IFRS		110,680,176	105,974,495	106,089,872

Thousand of Reais	Note	2022	2021	2020

Net income attributed to the Parent under Brazilian GAAP		12,570,191	14,987,716	13,469,380
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(9,826)	(83,995)	(27,428)
Reclassification of fair value through other comprehensive income	i	(177,887)	45,826	68,960
Impairment of financial assets measured at amortized cost	a	805,578	(1,028,937)	(498,778)
Remensurations, Debt instruments, due to reclassifications IFRS 9		-	-	907
Category transfers - IFRS 9	b	14,722	126,520	(78,057)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	(90,260)	215,525	185,478
Reversal of goodwill amortization	d	96,162	29,658	145,903
Realization on purchase price adjustments	e	(8,760)	(17,758)	(5,348)
Option to Acquire Own Equity Instrument	f	184,810	1,180,949	318,929
Santander Serviços goodwill (Santusa)	g	-	29,898	29,898
Tax credit with realization over 10 years		-	-	(184,005)
Reversal of Provision PIS Law 9,718	j	980,212	-	-
Others		(77,849)	42,648	(7,311)
Net income attributed to the parent under IFRS		14,287,093	15,528,051	13,418,528
Non-controlling interest under IFRS		52,382	31,272	32,224
Net income (including non-controlling interest) under IFRS		14,339,475	15,559,323	13,450,752

Consolidated Financial Statements | December 31, 2022 | F-138

* Values expressed in thousands, except when indicated.

a) Impairment on loans and receivables and financial assets measured at amortized cost:

Refers to the adjustment resulting from the estimated expected loss on the portfolio of assets subject to impairment, loan commitments to be released and financial guarantee contracts, determined based on the criteria described in the note on accounting practice and compliance with the provided for by IFRS 9 (in 2017, it refers to the adjustment resulting from the estimated loss incurred in accordance with IAS 39, then current regulations). Such criteria differ in certain aspects from those adopted under BRGAAP, which uses the regulatory limits defined by the Central Bank (Bacen), in addition to the difference in the scope of the basis for calculating these losses, which for IFRS purposes considers other assets in addition to those provided for by Bacen .

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

f) Option for Acquisition of Equity Instrument

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

Consolidated Financial Statements | December 31, 2022 | F-139

* Values expressed in thousands, except when indicated.

g) Santander Serviços goodwill (Santusa)

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

h) Reclassification of financial instruments at fair value through profit or loss

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

i) Reclassification of financial assets measured at fair value through other comprehensive income

According to the BRGAAP, the Bank registers some investments, for example, debt instruments initially measured at amortized cost and equity instruments at cost. At the time of this balance sheet, the management reviewed the managing strategy of its investments and according to Bacen Circular 3,068, the debt instruments were reclassified to "trading" measured at fair value with changes in the income statement. According to the IFRS, the Bank is classifying this investments as financial assets measured at fair value through other comprehensive income them at fair value with changes in "other comprehensive income", in line with IAS 9 "Financial Instruments ", which does not allow the reclassification of any financial instrument to fair value with changes in the income statement after the initial recognition.

j) Reversal of Provision PIS Law 9718

In December 2022, the adjustment refers to the reversal of the provision related to the PIS process (Law 9,718), described in explanatory note 22 c.1, This adjustment stems from Circular Letter No. 3,429/2010, which establishes different rules for BRGAAP purposes for the accounting record of tax obligations under legal discussion. The amount of the adjustment comprises R$160,806 of taxes and R$819,406 of interest and similar income, resulting in a net effect of R$980,212.

Consolidated Financial Statements | December 31, 2022 | F-140

* Values expressed in thousands, except when indicated.

APPENDIX II – STATEMENTS OF VALUE ADDED

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2022		2021		2020
Thousand of Reais
Interest and similar income	115,225,118		77,987,308		62,774,940
Net fee and commission income	14,875,880		15,273,301		16,228,214
Impairment losses on financial assets (net)	(24,828,749)		(17,112,734)		(17,450,188)
Other income and expense	2,174,855		(3,843,999)		(5,012,403)
Interest expense and similar charges	(67,721,941)		(28,885,478)		(18,332,228)
Third-party input	(8,207,227)		(8,078,399)		(7,946,539)
Materials, energy and others	(895,734)		(713,400)		(641,831)
Third-party services	(6,317,067)		(6,231,129)		(6,424,755)
Impairment of assets	(161,434)		(165,799)		(84,908)
Other	(832,992)		(968,071)		(795,045)
Gross added value	31,517,936		35,339,999		30,261,796
Retention
Depreciation and amortization	(2,585,502)		(2,433,921)		(2,579,127)
Added value produced	28,932,434		32,906,078		27,682,669
Investments in affiliates and subsidiaries	199,179		144,184		112,261
Added value to distribute	29,131,613		33,050,262		27,794,930
Added value distribution
Employee	9,894,413	34.0%	8,045,893	24.3%	7,943,711	28.6%
Compensation	6,351,116		5,929,439		5,749,669
Benefits	1,737,282		1,593,386		1,514,611
Government severance indemnity funds for employees - FGTS	2,221		431,249		448,457
Other	1,803,794		91,819		230,974
Taxes	4,749,350	16.3%	9,269,368	28.0%	6,298,717	22.7%
Federal	4,625,498		8,332,994		10,088,318
State	123,852		813		(830,771)
Municipal	-		935,561		(2,958,830)
Compensation of third-party capital - rental	148,375	0.5%	175,677	0.5%	101,749	0.4%
Remuneration of interest on capital	14,339,475	49.2%	15,559,324	47.2%	13,450,753	48.4%
Dividends and interest on capital	8,100,000		9,649,000		3,837,085
Profit Reinvestment	6,187,093		5,879,052		9,581,444
Profit (loss) attributable to non-controlling interests	52,382		31,272		32,224
Total	29,131,613	100.0%	33,050,262	100.0%	27,794,930	100.0%

Consolidated Financial Statements | December 31, 2022 | F-141

Our purpose is to help people and businesses prosper.
And we believe that everything should be done one way:

Simple | Personal | Fair