Form 20-F
period 2023-12-31
Banco Santander (Brasil) S.A.
filed 2024-02-26
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Title of Class	Number of Shares Outstanding
Common shares	3,791,502,334
Preferred shares	3,652,643,323

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2023, which was R$4.8413 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021. Such consolidated financial statements have been prepared in accordance with IFRS (as defined in “—Certain Definitions”), as issued by the IASB (as defined in “—Certain Definitions”) and interpretations issued by the IFRS Interpretation Committee. Our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 have been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, whose report and unqualified opinion is included herein.

IFRS differs in certain significant aspects in comparison with U.S. GAAP. IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP. Appendix I to our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

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

iii

Capital Reduction Resulting from the Getnet Spin-Off

We completed the Spin-Off of our merchant acquiring business, conducted through Getnet and its consolidated subsidiaries, on October 26, 2021. As a result of the Spin-Off, Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and we stopped consolidating Getnet within our results of operations on March 31, 2021. Furthermore, on April 15, 2021, we entered into a partnership agreement with Getnet, or the “Getnet Partnership Agreement,” which provides a framework for our relationship with Getnet following the Spin-Off. Getnet was initially listed on The Nasdaq Stock Market LLC, or the “Nasdaq,” but was then acquired by PagoNxt Merchant Solutions, S.L., an affiliate within the Santander Group, in the first quarter of 2023. For additional information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Spin-Off of Getnet” and notes 3, 13 and 27 to our audited consolidated financial statements included elsewhere in this annual report.

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

“AI” means artificial intelligence.

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

iv

“CMN” means the National Monetary Council (Conselho Monetário Nacional). The CMN is comprised of the Brazilian Minister of Finance, the Brazilian Minister of Planning and Budget and the Governor of the Brazilian Central Bank.

“CNSP” means the National Council of Private Insurance (Conselho Nacional de Seguros Privados).

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

v

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil;
•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
•	exposure to the sovereign debt of Brazil;
•	the effect of interest rate fluctuations on our obligations under employee pension funds;
•	exchange rate volatility;
•	infrastructure and labor force deficiencies in Brazil;
•	economic developments and perception of risk in other countries, including a global downturn;
•	increasing competition and consolidation in the Brazilian financial services industry;
•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;
•	changes in reserve requirements;
•	changes in taxes or other fiscal assessments;
•	potential losses associated with an increase in the level of nonperforming loans or non-performance by counterparties to other types of financial instruments;
•	the effects of the ongoing war between Russia and the Ukraine, the conflict in the Middle East, or the 2019 coronavirus, or “COVID-19,” on the general economic and business conditions in Brazil, Latin America and globally;
•	climate-related conditions, regulations, targets and weather events;
•	uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; a decrease in the rate of growth of our loan portfolio;
•	potential prepayment of our loan and investment portfolio;
•	potential increase in our cost of funding, in particular with relation to short-term deposits;
•	a default on, or a ratings downgrade of, the sovereign debt of Brazil or our controlling shareholder;

vii

•	restrictions on the distribution of dividends to holders of our shares and ADRs representing ADS;
•	the effectiveness of our credit risk management policies;
•	our ability to adequately manage market and operational risks;
•	potential deterioration in the value of the collateral securing our loan portfolio;
•	changes in energy prices;
•	failure to adequately protect ourselves against risks relating to cybersecurity;
•	our dependence on the proper functioning of information technology systems;
•	our ability to protect personal data;
•	our ability to protect ourselves against cybersecurity risks;
•	our ability to protect our reputation;
•	our ability to detect and prevent money laundering and other illegal activities;
•	our ability to manage the growth of our operations;
•	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and
•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

viii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

1A. Directors and Senior Management

Not applicable.

1B. Advisers

Not applicable.

1C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

The following tables set forth the selected financial information of Santander Brasil for the years ended December 31, 2023, 2022 and 2021 derived from our audited consolidated financial statements prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction “Item 5. Operating and Financial Review and Prospects,” as well as our audited consolidated financial statements and the related notes thereto included within this annual report.

In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts.

Income Statement Data

	For the Year Ended December 31,
	2023	2023	2022	2021
	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	26,498	128,283	115,225	77,987
Interest expense and similar charges	(16,813)	(81,399)	(67,722)	(26,669)
Net interest income	9,684	46,884	47,503	51,318
Income from equity instruments	5	22	38	90
Income from companies accounted for by the equity method	49	239	199	144
Fee and commission income	4,638	22,455	21,238	20,388
Fee and commission expense	(1,408)	(6,815)	(6,362)	(5,115)
Gains (losses) on financial assets and liabilities (net)	564	2,730	4,153	222
Exchange differences (net)	220	1,065	546	(2,002)
Other operating income (expenses) net	(148)	(716)	(841)	(1,119)

	For the Year Ended December 31,
	2023	2023	2022	2021
	(in millions of U.S.$)(1)	(in millions of R$)
Total income	13,605	65,864	66,475	63,926
Administrative expenses	(4,041)	(19,563)	(18,240)	(17,316)
Depreciation and amortization	(566)	(2,741)	(2,586)	(2,434)
Provisions (net)(2)	(914)	(4,424)	(1,215)	(2,179)
Impairment losses on financial assets (net)(3)	(5,785)	(28,008)	(24,829)	(17,113)
Impairment losses on other assets (net)	(52)	(250)	(161)	(166)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	206	998	22	(15)
Gains (losses) on non-current assets held for sale not classified as discontinued operations	9	45	109	48
Operating income before tax	2,462	11,922	19,575	24,750
Income taxes	(500)	(2,423)	(5,235)	(9,191)
Consolidated net income for the period	1,962	9,499	14,339	15,559

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2023 for reais into U.S. dollars of R$4.8413 to U.S.$1.00.
(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 21 and 22 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2023	2022	2021
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	1,208.83	1,831.43	1,981.65
Preferred Shares	1,329.71	2,014.57	2,179.82
Diluted Earnings per shares (reais)
Common Shares	1,208.83	1,831.43	1,981.65
Preferred Shares	1,329.71	2,014.57	2,179.82
Basic Earnings per shares (U.S. dollars)(2)
Common Shares	249.69	378.29	409.32
Preferred Shares	274.66	416.12	450.26
Diluted Earnings per shares (U.S. dollars)(2)
Common Shares	249.69	378.29	409.32
Preferred Shares	274.66	416.12	450.26
From continuing operations
Basic Earnings per shares (reais)
Common Shares	1,208.83	1,831.43	1,981.65
Preferred Shares	1,329.71	2,014.57	2,179.82
Diluted Earnings per shares (reais)
Common Shares	1,208.83	1,831.43	1,981.65
Preferred Shares	1,329.71	2,014.57	2,179.82
Basic Earnings per shares (U.S. dollars)(2)
Common Shares	249.69	378.29	409.32
Preferred Shares	274.66	416.12	450.26
Diluted Earnings per shares (U.S. dollars)(2)
Common Shares	249.69	378.29	409.32

	For the Year Ended December 31,
	2023	2022	2021
Preferred Shares	274.66	416.12	450.26
Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	794.10	1,035.69	1,231.79
Preferred Shares (reais)	873.51	1,139.27	1,354.97
Common Shares (U.S. dollars)(2)	164.03	213.93	254.43
Preferred Shares (U.S. dollars)(2)	180.43	235.32	279.88
Weighted average share outstanding (in thousands) - basic
Common Shares	3,795,082	3,787,533	3,802,851
Preferred Shares	3,656,223	3,648,674	3,666,423
Weighted average shares outstanding (in thousands) - diluted
Common Shares	3,795,082	3,787,533	3,802,851
Preferred Shares	3,656,223	3,648,674	3,666,423

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.
(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2023 for reais into U.S. dollars of R$4.8413 to U.S.$1.00.

Balance Sheet Data (*)

	As of December 31,
	2023	2023	2022	2021
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	4,776	23,123	22,003	16,657
Financial Assets Measured At Fair Value Through Profit Or Loss	43,154	208,922	145,515	90,300
Financial Assets Measured At Fair Value Through Other Comprehensive Income	12,198	59,052	55,426	101,242
Financial Assets Measured At Amortized Cost	149,487	723,710	663,824	633,241
Hedging derivatives	5	25	1,741	342
Non-current assets held for sale	189	914	699	816
Investments in associates and joint ventures	333	1,610	1,728	1,233
Tax assets	10,914	52,839	46,446	41,757
Other assets	1,239	5,997	8,275	6,049
Tangible assets	1,464	7,086	8,191	8,784
Intangible assets	6,687	32,376	31,603	30,787
Total assets	230,445	1,115,653	985,451	931,208
Average total assets*	218,909	1,059,806	967,041	942,177
Liabilities
Financial Liabilities Measured At Fair Value Through Profit Or Loss Held For Trading(2)	10,241	49,581	49,668	44,412
Financial liabilities at amortized cost	188,080	910,551	795,284	750,094
Deposits from the Brazilian Central Bank and deposits from credit institutions	24,479	118,512	116,079	121,006
Customer deposits	120,468	583,221	489,953	468,961
Marketable debt securities(3)	25,695	124,397	107,121	79,037
Debt Instruments Eligible to Compose Capital	4,054	19,627	19,538	19,641
Other financial liabilities	13,384	64,794	62,593	61,449
Hedging derivatives	243	1,177	-	447
Provisions (4)	2,370	11,474	9,115	11,604

	As of December 31,
	2023	2023	2022	2021
	(in millions of U.S.$)(1)	(in millions of R$)
Tax liabilities	1,859	9,000	7,811	8,175
Other liabilities	3,928	19,014	12,892	10,501
Total liabilities	206,721	1,000,796	874,771	825,234
Stockholders’ equity	24,461	118,421	114,669	109,047
Other Comprehensive Income	(820)	(3,968)	(4,486)	(3,406)
Non-controlling interests	83	403	497	334
Total stockholders’ equity	23,724	114,856	110,680	105,974
Total liabilities and stockholders’ equity	230,445	1,115,653	985,451	931,208
Average interest-bearing liabilities*	156,758	758,913	673,056	647,752
Average total stockholders’ equity*	23,186	112,249	107,613	105,070

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2023 for reais into U.S. dollars of R$4.8413 to U.S.$1.00.
(2)	In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts.
(3)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2023, 2022 and 2021 reflect this change.
(4)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios (*)

	As of and for the Year Ended December 31,
	2023	2022	2021
	(%)
Profitability and performance
Return on average total assets	0.9	1.5	1.7
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	7.2	7.5	5.5
Impaired assets as a percentage of total assets(1)	3.6	4.0	2.9
Impairment losses to customers as a percentage of impaired assets(1)	84.1	86.7	105.9
Impairment losses, including the debt instruments accounted for as financial assets measured at amortized cost, to customers as a percentage of impaired assets(1)	88.1	89.7	110.4
Impairment losses to customers as a percentage of loans and advances to customers (gross)	6.1	6.5	5.8
Impairment losses, including the debt instruments accounted for as financial assets measured at amortized cost, to customers as a percentage of loans and advances to customers (gross)	6.4	6.7	6.0
Derecognized assets as a percentage of loans and advances to customers (gross)	5.4	3.7	3.0
Impaired assets as a percentage of stockholders’ equity(1)	34.7	35.4	25.4
Capital adequacy
Basel capital adequacy ratio(2)	14.5	13.9	14.9
Efficiency

	As of and for the Year Ended December 31,
	2023	2022	2021
	(%)
Efficiency ratio(3)	29.7	27.4	27.1

*	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses.”
(2)	Basel capital adequacy ratio is measured pursuant to Brazilian Central Bank rules.
(3)	Efficiency ratio is determined by dividing administrative expenses by total income.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

Selected Consolidated Ratios, Including Non-GAAP Ratios(*)

	2023	2022	2021
	(%)
Profitability and performance
Net interest margin(1)	4.9	5.4	6.1
Return on average stockholders’ equity(2)	8.5	13.3	14.8
Adjusted return on average stockholders’ equity(2)	11.3	18.0	20.2
Average stockholders’ equity as a percentage of average total assets(2)(*)	10.6	11.1	11.2
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)(*)	8.2	8.5	8.4
Asset quality
Impaired assets as a percentage of credit risk exposure(3)	5.5	5.9	4.3
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(3)	45.8	47.4	34.5
Liquidity
Loans and advances to customers, net as a percentage of total funding(4)	60.8	66.2	66.8
Efficiency	29.7	27.4	27.1
Adjusted efficiency ratio(5)	29.8	27.5	26.1

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	“Net interest margin” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.
(2)	“Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity” to exclude goodwill arising from acquisitions made in previous reporting periods, as further discussed in note 13 to our audited consolidated financial statements included elsewhere in this annual report. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the goodwill arising from acquisitions made in previous reporting periods. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill. For a reconciliation of our selected ratios, see “—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

(3)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. The reconciliation of credit risk exposure to the most comparable IFRS measure is disclosed in the table of non-GAAP financial measures presented immediately after these notes.
(4)	Total funding is the sum of financial liabilities at amortized cost and financial liabilities at fair value in income held for trading, excluding other financial liabilities. For a breakdown of the components of total funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”
(5)	Adjusted efficiency ratio excludes the effects of the hedge for investments held abroad. This exclusion affects the income tax, gains (losses) on financial assets and liabilities and exchange rate differences line items but does not affect the “Net income from continuing operations” line item because the adjustment to gains (losses) on financial assets and liabilities and exchange rate difference is offset by the adjustment to income tax. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. The adjusted efficiency ratio excluding the effects of the hedge for investments held abroad is a non-GAAP measure. For further information, see the table below, “—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Hedging in Foreign Investments.”
	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Effects of the hedge for investments held abroad	(163)	(129)	2,512
Efficiency ratio	29.7%	27.4%	27.1%
Adjusted efficiency ratio	29.8%	27.5%	26.1%

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures

Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures

The information in the table below presents the calculation of specified non-GAAP financial measures to the most directly comparable IFRS financial measures. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the goodwill arising from acquisitions made in previous reporting periods and the significance of other factors affecting stockholders’ equity and the related ratios, as further discussed in “Item 4. Information on the Company—A. History and Development of the Company—Important Events” and in note 13 to our audited consolidated financial statements included elsewhere in this annual report. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill, as set forth in the above tables. Accordingly, while we believe that the non-GAAP financial measures presented are useful to investors and support their analysis, the non-GAAP financial measures have important limitations as analytical tools, and investors should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP measures including under IFRS.

Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures	As of and for the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated net income for the period	9,499	14,339	15,559
Average stockholders’ equity(*)	112,249	107,613	105,070
Return on average stockholders’ equity(*)	8.5%	13.3%	14.8%
Adjusted return on average stockholders’ equity(*):
Consolidated net income for the period	9,499	14,339	15,559
Average stockholders’ equity(*)	112,249	107,613	105,070
Average goodwill(*)	27,868	27,928	27,967
Average stockholders’ equity excluding goodwill(*)	84,381	79,685	77,103
Adjusted return on average stockholders’ equity(*)	11.3%	18.0%	20.2%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	112,249	107,613	105,070
Average total assets(*)	1,059,806	967,041	942,177
Average stockholders’ equity as a percentage of average total assets(*)	10.6%	11.1%	11.2%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	112,249	107,613	105,070
Average goodwill(*)	27,868	27,928	27,967
Average stockholders’ equity excluding goodwill(*)	84,381	79,685	77,103
Average total assets(*)	1,059,806	967,041	942,177
Average goodwill(*)	27,868	27,928	27,967
Average total assets excluding goodwill(*)	1,031,938	939,113	914,210
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	8.2%	8.5%	8.4%
Impaired assets as a percentage of stockholders’ equity:
Impaired assets	39,887	39,224	26,923
Stockholders’ equity	114,856	110,680	105,974
Impaired assets as a percentage of stockholders’ equity	34.7%	35.4%	25.4%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	39,887	39,224	26,923
Stockholders’ equity	114,856	110,680	105,974
Goodwill	27,853	27,889	27,915
Stockholders’ equity excluding goodwill	87,004	82,791	78,059
Impaired assets as a percentage of stockholders’ equity excluding goodwill	45.8%	47.4%	34.5%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	551,536	524,655	493,355
Impaired assets	39,887	39,224	26,923
Impaired assets as a percentage of loans and receivables	7.2%	7.5%	5.5%
Credit risk exposure:
Loans and advances to customers, gross	551,536	524,655	493,355
Guarantees	65,671	57,379	53,420
Private securities	102,673	82,503	74,316
Credit risk exposure(1)	719,881	664,537	621,091
Impaired assets as a percentage of credit risk exposure:
Impaired assets	39,887	39,224	26,923
Credit risk exposure(1)	719,881	664,537	621,091
Impaired assets as a percentage of credit risk exposure	5.5%	5.9%	4.3%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	551,536	524,655	493,355
Impairment losses(2)	33,559	34,025	28,511

Reconciliation of Non-GAAP Ratios to Their Most Directly Comparable IFRS Financial Measures	As of and for the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except as otherwise indicated)
Total funding(3)	851,742	741,611	696,104
Loans and advances to customers, net as a percentage of total funding(3)	60.8%	66.2%	66.8%

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.
(2)	Provision for impairment losses of loans and advances to customers.
(3)	Total funding is the sum of financial liabilities at amortized cost and financial liabilities at fair value in income held for trading, excluding other financial liabilities.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable IFRS financial measures for each of the periods presented.

	As of and for the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except as otherwise indicated)
Administrative expenses	19,563	18,240	17,316
Total income	65,864	66,475	63,926
Efficiency ratio(1)	29.7%	27.4%	27.1%
Total income	65,864	66,475	63,926
Effects of the hedge for investments held abroad	(163)	(129)	2,512
Total income excluding effects of the hedge for investments held abroad	65,701	66,346	66,438
Administrative expenses	19,563	18,240	17,316
Efficiency ratio adjusted for effects of the hedge for investments held abroad	29.8%	27.5%	26.1%

(1)	Efficiency ratio is determined by dividing administrative expenses by total income.

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

	As of and for the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except as otherwise indicated)

Gains (losses) on financial assets and liabilities (net) plus exchange differences (net)	3,795	4,699	(1,781)
Effects of the hedge for investments held abroad(1)	(163)	(129)	2,512
Adjusted Gains (losses) on financial assets and liabilities (net) plus exchange differences (net)	3,632	4,570	731

	As of and for the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except as otherwise indicated)
Total income	65,864	66,475	63,926
Effects on hedge for investment held abroad(1)	(163)	(129)	2,512
Adjusted total income	65,701	66,346	66,438
Operating income before tax	11,922	19,575	24,750
Effects of the hedge for investment held abroad(1)	(163)	(129)	2,512
Adjusted operating income before tax	11,759	19,445	27,262
Income taxes	(2,423)	(5,235)	(9,191)
Effects of the hedge for investment held abroad(1)	163	129	(2,512)
Adjusted income taxes	(2,260)	(5,106)	(11,703)
Operating income before tax – Commercial Banking	5,953	13,281	19,491
Effects of the hedge for investments held abroad(1)	(163)	(129)	2,512
Adjusted operating income before tax – Commercial Banking	5,790	13,151	22,003

(1)	The limitation associated with the exclusion of effects of the hedge investments held abroad with respect to the year ended December 31, 2021 is that it has the effect of excluding, a portion of gains (losses) on financial assets and liabilities (net) plus exchange differences (net) line item which is offset by excluding a portion in the income tax line item. This did not have a significant impact in the years ended December 31, 2023 and 2022 as, following a change in the applicable tax law, the full amount of the exchange rate variation affecting investments in our branches was subject to corporate income and social contribution taxes. The tax effect was 50% over the exchange difference in the year ended December 31, 2021.

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

Summary of Risk Factors

Summary of Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

•	The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as political and economic conditions, could adversely affect us and the trading price of our securities.
•	Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.
•	Exposure to Brazilian federal government debt could have a material adverse effect on us.
•	Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.
•	Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.

•	Infrastructure, labor force deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.
•	Disruption or volatility in global financial and credit markets, including as a result of the ongoing war between Russia and Ukraine and conflict in the Middle East, could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

Summary of Risks Relating to the Brazilian Financial Services Industry and Our Business

•	The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.
•	We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
•	Social and environmental risks may have a material adverse effect on us.
•	In addition, climate change can create transition risks, physical risks and other risks that could adversely affect us.
•	We are subject to increasing scrutiny and regulation from data protection laws. Failure to protect personal information could adversely affect us.
•	We are exposed to risk of loss from legal and regulatory proceedings.
•	Disclosure controls and procedures over financial and nonfinancial reporting may not prevent or detect all errors or acts of fraud.
•	Changes in taxes and other fiscal assessments may have a negative effect on us. Furthermore, we are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
•	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
•	Furthermore, the credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
•	Liquidity and funding risks are inherent in our business, and since our main sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.
•	The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
•	Also, we may face significant challenges in possessing and realizing value from collateral with respect to loans in default.
•	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	Our business is highly dependent on the proper functioning of information technology systems. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.

•	We utilize artificial intelligence which could expose us to liability or adversely affect our business.
•	We are subject to counterparty risk in our business.
•	Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.
•	We engage in transactions with related parties that others may not consider to be on an arm’s-length basis.
•	The global COVID-19 pandemic materially impacted our business, and any future outbreak of any other highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Summary of Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

•	Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.
•	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors. Furthermore, our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.
•	The liquidity and market prices of the units and the ADRs may be adversely affected by the cancellation of units or substantial sale of units and shares in the market, or by the relative volatility and limited liquidity of the Brazilian securities markets.
•	The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.
•	Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity. They may also be unable to exercise preemptive rights with respect to our units underlying the ADRs and find it difficult to exercise voting rights at our shareholders’ meetings.
•	Investors may find it difficult to enforce civil liabilities against us or our directors or officers. In addition, judgments of Brazilian courts with respect to our units or ADRs will be payable only in reais.
•	Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs. Furthermore, if you exchange your ADRs for their underlying units, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, as well as political and economic conditions, could adversely affect us and the trading price of our securities.

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

In the past, the Brazilian government has intervened in the economy and has on occasion made significant changes in policy and regulations, including, among others, changes in regulations, price controls, capital controls, changes in the exchange rate regime, and limitations on imports, which have affected Brazilian asset prices. Recently, the Brazilian government and the Brazilian Congress have adopted important measures, such as changes in tax policies, and constraints that have affected and could affect the price of our securities.

Uncertainty over whether the Brazilian government will continue to implement changes in policy or regulation creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us and our securities. As a result, the prices of Brazilian financial assets have experienced a high level of volatility in 2023. We cannot assure you that Brazilian financial markets will not experience significant volatility going forward. Economic and political developments in Brazil may also affect the business of the Brazilian financial industry.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business and lending activity, nor are we able to predict how current or future measures implemented by regulatory policymakers may impact our business. In addition, there is uncertainty regarding future economic measures which the incumbent administration may implement and which could affect the economy or our business or financial performance. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, may materially adversely affect our business.

The political environment in Brazil may adversely affect Brazil’s economy and investment levels and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy by impacting the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

As mentioned, there are uncertainties regarding the policies to be followed by the incumbent government, the ability of this administration to continue implementing policies and reforms, as well as the external perception of the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, although the tax reform on duties levied on consumption was approved by the Brazilian Congress in 2023, it will require the approval of additional legislation by the lawmakers in 2024 to be fully implemented by the Brazilian government. A new round of tax reforms is also expected to be presented to the Brazilian Congress by the Brazilian government in 2024, including the revocation of the income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies and could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. The incumbent administration has stated that this proposed reform is among their priorities, along with other economic reforms. Any such new policies or changes to current policies may have a material adverse effect on us.

Furthermore, expenditures by the Brazilian federal government have historically led to fiscal deficits at the federal level, resulting in seven straight years of deficits between 2014 and 2020. However, the Brazilian federal government recorded a budget surplus in 2021 and 2022, due in part to rising commodity prices and higher inflation. In 2023, as commodity prices stabilized, inflation receded and cyclical activities slowed down, government revenue also decreased, while expenditures continued to rise, resulting in a budget deficit. The Brazilian government may face a challenging fiscal environment despite the approval of a new fiscal framework in 2023. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens (particularly following the COVID-19 pandemic and the need for the Brazilian government to fund extensive economic relief programs), declining revenues and inflexible expenditures.

The uncertainties regarding the implementation of the Brazilian government’s agenda, considering the scenario of 2024 (including municipal elections, the coming elections of the presidencies in the senate and the lower house in 2025, the relationship between the executive, legislative and judiciary branches and the relationships among the leading political parties) and changes related to monetary, fiscal and social security policies could affect the Brazilian economy. Any such developments may contribute to economic instability in Brazil and increase the volatility of securities issued by Brazilian companies, including our securities.

Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

The Brazilian government’s measures to fight inflation, mainly through the Brazilian Central Bank, have had significant effects on the Brazilian economy and our business, and could continue to do so. Tight monetary policies with high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

As a result of inflationary pressures that have arisen in Brazil in early 2021 and which grew in intensity on a global scale throughout 2022, the Brazilian Central Bank began to tighten its monetary policy and began to increase the SELIC rate in mid-March 2021, ultimately reaching 9.25% at the end of 2021. This cycle continued into 2022, with the SELIC rate reaching a high of 13.75% in August 2022, at which point the Brazilian Central Bank resolved to keep it at that level. The SELIC rate remained at 13.75% for nearly a year, as inflation remained closer to the upper level of the Brazilian Central Bank’s targeted level pursuant to applicable law (3.25% for 2023 and 3.0% onward). In August 2023 as inflation subsided, the Brazilian Central Bank started reducing the SELIC rate, with the SELIC rate reaching 11.75% as of December 31, 2023. As of the date of this annual report, the SELIC rate is at 11.25% per annum.

Our income, expenses, assets and liabilities are impacted by interest rates levels and volatility. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and monetary policies. Changes in these variables may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations.

We estimate that, in 2023 a 1.0% increase in the base interest rate would have resulted in a decrease, respectively, in our net interest income of R$733 million within the following 12-month period. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing the risk of default by our customers in the short run.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA, and the IGP-M.

For example, considering the amounts in 2023, each additional percentage point change in the IPCA rate would impact our personnel and other administrative expenses by approximately R$99 million and R$83 million, respectively.

Inflation for the years ended December 31, 2021, 2022 and 2023, as measured by the IPCA, was 10.06%, 5.79% and 4.6%, respectively. Increased inflation in the year ended December 31, 2022 resulted mainly from temporary supply shocks affecting the prices of foodstuffs. These inflationary pressures persisted in 2023 and early 2024, and have also been compounded by additional pressures, including events that hit electricity generation and led to an increase in energy prices, disruption in supply chains, the depreciation of the real, the ongoing war between Ukraine and Russia, conflict in the Middle East and the continued COVID-19 pandemic (particularly in China), among others. As a result, inflation in mid-2022 peaked at multiple-year highs of 12.1% in Brazil (as measured by the IPCA in April 2022), which led the Brazilian government to introduce tax cuts on selected items. This helped to ease pressures on prices and led to the accumulated IPCA for the year ended December 31, 2022 being 5.79%. Some of the tax exemptions put in place in 2022 were reversed in 2023, thus adding to the inflationary pressures affecting the Brazilian economy in 2023. However, the delayed effects of tight monetary policy, favorable climatic conditions and a stronger real in 2023 than in 2022 helped reduce inflation in the second half of 2023, which led the IPCA to end 2023 at 4.6%, which was below the level recorded in 2022, but still above the 3.25% targeted level set by the Brazilian Central Bank pursuant to applicable law.

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. Any such developments may have a material adverse effect on us.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

We invest in Brazilian federal government bonds. As of December 31, 2023, approximately 13.3% of our total assets, and 60.9% of our securities portfolio, consisted of debt securities issued by the Brazilian federal government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.

We sponsor defined benefit pension plans and a healthcare plan for former and current employees, most of which were inherited from legacy plans and/or the acquisition of other banks (though we discontinued the use of defined benefit pension plans for our employees in 2005). In order to determine our current obligations, we use actuarial methods and assumptions that are inherently uncertain and involve the exercise of significant judgment, including with respect to interest rates, which are one of the most important variables used in determining our current pension obligations.

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

Decreases in interest rates can increase the present value of obligations under our legacy defined benefit pension plans and lifetime medical assistance plan, which contributed to the increase of our provisions in R$0.7 billion in 2023, compared to a decrease R$0.9 billion in 2022. Increases in interest rates have the contrary effect.

As of December 31, 2023 our provisions for pensions and similar obligations totaled R$2.5 billion (out of total provisions for legal and administrative proceedings, commitments, pensions and other matters of R$11.5 billion). For additional information, see note 21 to our audited consolidated financial statements included in this annual report.

Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. The Brazilian government has used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. As a result of fluctuations in commodity prices, international developments and periods of progress and setbacks on the domestic front—such as during the presidential impeachment process in 2016, or the approval of the national pension system reform in 2019—the real has weakened over the last few years. As of December 31, 2021, the exchange rate was R$5.5805 per U.S.$1.00. In 2022, there was significant volatility in the R$/U.S.$ exchange rate, which fluctuated within a wide band that ranged from R$4.6175 to R$5.7042 per U.S.$1.00 as a result of ongoing economic and political uncertainty both globally and within Brazil. As of December 31, 2022 the exchange rate was R$5.2177 per U.S.$1.00. In 2023, the volatility in the R$/U.S.$ exchange rate persisted as it ranged from R$4.7202 to R$5.4459 per U.S.$1.00 as a result of geopolitical issues, increases in interest rate and economic uncertainties abroad combined with uncertainty regarding Brazil’s fiscal and budgetary position. The exchange rate was R$4.8413 per U.S.$1.00 on December 31, 2023. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2023, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$0.63 million.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years. In 2020, Brazilian GDP contracted by 3.3% as a result of the effects of the COVID-19 pandemic and despite the significant economic support measures put in place by the Brazilian government (although it is believed that these measures averted an even stronger contraction). In 2021, the extension of income support programs and the relaxation of certain mobility restrictions that allowed some businesses to resume their activities boosted the industrial and services sectors and resulted in GDP growth of 4.8% in 2021. This level of growth was in part due to a low basis of comparison given the significant contraction in GDP in 2020 (against which 2021 growth was measured), an effect which was not present in 2022 and helps explain the deceleration of GDP growth in 2022 to 3.0% despite the significant volume of fiscal stimulus. We estimate that GDP growth decreased further in 2023 to 2.9%. The growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters, pandemics or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

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

In 2020 and 2021, the fallout of the COVID-19 pandemic significantly affected the performance of Brazilian markets, an effect that was less pronounced in 2022 in Brazil. These factors persisted in 2022 and have been compounded by the war between Russia and Ukraine, which has contributed to inflationary pressures worldwide and spurred central banks to increase interest rates, thereby spurring fears of a global economic slowdown. Continued COVID-19 outbreaks in China in 2022 and early 2023 and the response of the Chinese government to these outbreaks have adversely affected the Chinese economy. As 2023 unfolded, the Chinese government resumed introducing monetary and fiscal stimuli in order to reverse that setback and meet its economic growth goals. The global economy was also adversely affected by the ongoing conflict in the Middle East in the second half of 2023. However, inflationary pressures in advanced economies proved to be more resilient than previously imagined, thus leading monetary authorities in these economies to extend their monetary tightening cycle and renewing fears of a global recession, which weighed on the market value of our securities.

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

The global macroeconomic environment is facing challenges, including the ongoing war between Russia and Ukraine, the conflict in the Middle East, economic setbacks deriving from the COVID-19 pandemic, supply chain disruptions, high energy prices and inflation. There is considerable uncertainty over the effects of the tight monetary policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, which may result in GDP contractions across major economies in the short and medium term.

In 2022, the war between Russia and Ukraine contributed to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China are involved in controversies related to trade barriers in China that have threatened a trade war between the countries, which have implemented or proposed to implement tariffs on certain imported products. Tensions have also arisen between the United States and China over the future of Taiwan. Sustained tension between the United States and China could significantly undermine the stability of the global economy. In addition, on October 7, 2023, Hamas launched an attack on Israel killing hundreds of Israeli civilians. In response, Israel declared war against Hamas, targeting the Gaza Strip. The war is causing a humanitarian crisis and could lead to an escalation of the conflict in the region, rise in oil and gas prices, more inflationary pressures and market volatility, among others. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Pandemics, epidemics or outbreaks of infectious diseases can have an adverse effect on the global market and economy, as well as on our operations. Historically, some epidemics and regional or global outbreaks, such as Zika virus, Ebola virus, H5N5 virus (popularly known as avian influenza), foot-and-mouth disease, H1N1 virus (influenza A, popularly known as swine flu), middle east respiratory syndrome (MERS), severe acute respiratory syndrome (SARS) and dengue fever have affected certain sectors of the economy in the countries where these diseases have spread. On March 11, 2020, the World Health Organization, or “WHO,” declared that the COVID-19 epidemic rose to the level of a pandemic. This declaration triggered severe measures by government officials around the world with the aim of controlling the spread of COVID-19, including restrictions on the flow of people, with limitations on travel, use of public transport, quarantines and lockdowns, prolonged closure of commercial establishments, interruptions in the supply chain and reduction of consumption in general. These measures, combined with the uncertainties caused by the COVID-19 pandemic, had an adverse impact on the economy and the global capital market, including Brazil, including causing eight circuit breakers in B3 negotiations throughout March 2020. The prices of most of the assets traded on B3 were adversely affected due to the COVID-19 pandemic. Impacts similar to these may reoccur, causing the prices of securities traded on the B3 to fluctuate.

Scenarios of political tensions and instability throughout the world stemming from a variety of factors such as heightened polarization and political fragmentation, may lead to shifting and unpredictable outcomes in political elections, legislative and policy-making efforts, social conditions and the global economy, could erode the rule of law in certain long-standing democracies. Furthermore, increasing public debt levels together with rising interest costs may not be sustainable, which could lead certain countries into sovereign debt crises. The upcoming presidential elections in the United States may also bring additional volatility to financial markets, affecting the price of securities, interest rates and exchange rates. A deterioration of the global economic, political and financial environment, particularly in Europe and the Americas, could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects.

Moreover, the risk of returning to a fragile and volatile environment and to heightened political tensions could be aggravated if, among others, the policies implemented to contain inflation do not succeed, the reforms aimed at improving productivity and competition fail, the banking union and other measures of European integration do not take hold or anti-European groups become more widespread. A deterioration of the economic and financial environment in Europe could have a material adverse impact on the global economy, affecting our operating results, financial position and prospects.

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

Additionally, on January 31, 2020, the UK ceased to be a member of the EU. A trade deal was agreed between the UK and the EU prior to the end of the transition period and the new regulations came into force on January 1, 2021. Uncertainty remains around the terms of the UK’s relationship with the European Union and the lack of a fully comprehensive trade agreement may negatively impact the economic growth of both regions. Similarly, an adverse effect on the UK and the European Union may have an adverse effect on the wider global economy or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

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

Disruption or volatility in global financial and credit markets, including as a result of the ongoing war between Russia and Ukraine and conflict in the Middle East, could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

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

If the size and/or liquidity of the Brazilian government bond and/or repurchase agreement markets decrease, if there is increased collateral credit risk or if we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected.

The continuance or escalation of the war in Ukraine and the conflict in the Middle East could materially affect our financial position and increase our operational risk.

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

In response to the Russian military action against Ukraine, several countries, including the United States, the European Union member states, the United Kingdom and other UN member states, have imposed severe sanctions on Russia and Belarus, including freezing/blocking assets, targeting major Russian banks, the Russian central bank, and certain Russian companies and individuals, imposing trade restrictions against Russia and Russian interests, as well as the disconnection of certain Russian banks from the SWIFT system (Society for Worldwide Interbank Financial Telecommunication). In addition, the sanctions imposed also include a ban on trading in sovereign debt and other securities. The scale of sanctions is unprecedented, complex and rapidly evolving, and poses continuously increasing operational risk to us. Our corporate framework and policies are designed to ensure compliance with applicable laws, regulations and economic sanctions in the countries in which we operate, including U.S., EU, UK and UN economic sanctions. We cannot predict whether Brazil or any of the jurisdictions whose sanctions frameworks we adhere to will enact additional economic sanctions or trade restrictions in response to the Russian military action against Ukraine. While we do not knowingly engage in direct or indirect dealings with sanctioned parties according to applicable sanctions, or in direct dealings with the sanctioned countries/territories, we may on occasion have indirect dealings within the sanctioned countries/territories, but aim to operate in line with applicable U.S., EU, UK and UN blocking and sectoral sanctions regulations.

Furthermore, we believe that the risk of cyberattacks on companies and institutions has increased and could increase even further as a result of the abovementioned conflicts and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. We are actively monitoring the situation to ensure that cyber defenses remain updated against current and emerging threats.

In addition, on October 7, 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the region. The war, the escalation of the conflict and any resulting conflicts in the region could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, increased inflationary pressures and market volatility, among other potential consequences. In response to the war in Gaza, since mid-November 2023, Houthi rebels in Yemen have targeted and carried out attacks on commercial shipping vessels travelling through the Red Sea which may result in further disruptions in supply chains.

We do not have a physical presence in Russia, Ukraine or in the Middle East and our direct exposure to Russian, Ukrainian or Middle Eastern markets is not material. However, the impact of the wars and sanctions on global markets and macroeconomic conditions globally, and other potential future geopolitical tensions and consequences remain uncertain and may exacerbate our operational risk. Episodes of economic and market volatility and pressure on supply chains and inflation may continue to occur and could worsen if wars persist or increase in severity. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from the war in Ukraine and the conflict in the Middle East.

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

Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term. Although we have reduced our exposure to companies involved in government investigations, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of investigations, we may also be materially adversely affected. In addition, investigations have involved members of the Brazilian executive and legislative branches, which caused considerable political tensions, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to calculate the size and extension of the effects derived from such political tensions, which may include further deteriorations in Brazil’s economic conditions.

As a result of corruption allegations, including as part of the Lava Jato investigations, and difficult macroeconomic conditions, Brazil was downgraded to non-investment grade status by the three major credit risk-rating agencies: Standard & Poor’s, or “S&P” in September 2015, by Fitch Ratings, or “Fitch” in December 2015 and by Moody’s Investor Service, or “Moody’s” in February 2016, and downgraded again by Fitch in May 2016. On July 26, 2023, Fitch upgraded Brazil’s credit rating from BB- to BB and changed its outlook to stable. On December 19, 2023, S&P upgraded Brazil’s sovereign rating from BB- to BB with stable outlook. Moody’s sovereign rating for Brazil is Ba2 with a stable outlook. Any downgrading of Brazil’s credit rating could reduce the trading price of units and ADRs. Downgrades of various major Brazilian companies could worsen the conditions of the Brazilian economy and the condition of Brazilian companies in general, especially those relying on foreign investments, which could have a material adverse effect on our business, financial condition and results of operations, as well as on the price of our units and ADSs.

Risks Relating to the Brazilian Financial Services Industry and Our Business

Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in Brazil, volatile macroeconomic and political conditions and persistent high inflation.

A slowdown or recession in Brazil and other major world economies could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions). The year 2021 was marked by an accelerated recovery in the level of activity in the main global economies, as a result of the expansionary monetary and fiscal policy, including reductions in interest rates. As a result, inflation rates in 2021 and 2022 have increased considerably in Brazil and globally, due to the strong increase in aggregate demand and bottlenecks in supply and production chains due to shortages of inputs.

In Brazil, this process of generalized increase in prices was intensified by the depreciation of the Brazilian real against the U.S. dollar and other leading currencies, leading the Brazilian Central Bank to increase the SELIC rate from 2.0% at the end of 2020 to 13.75% at the end of 2022. The SELIC rate remained at this level until early August 2023, when the Brazilian Central Bank started loosening monetary policy, eventually bringing the SELIC rate down to 11.75%, a level at which it remained at the end of 2023. As of the date of this annual report, the SELIC rate is 11.25%. This high interest rate level combined with the economic uncertainty and economic volatility due to the general and presidential elections held in October 2022 had an adverse effect on economic growth in 2022 that continued into 2023.

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

In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:

•	reduced demand for our products and services;
•	increased inflationary pressure, continued high unemployment and continued reductions in growth prospects could make the economic environment more unpredictable and adversely affect our results of operations;
•	polarization of the political scenario in Brazil in a year of municipal elections;
•	intensification of government action in regulation (including banking regulation with respect to the Agenda BC#, such as regulations on social and environmental risks, or CSLL, IOF and other tax reform), technological disruptions (including as a result of PIX and Open Finance) and the entry of new players (including large technology companies, fintech and marketplaces) have made and may continue to make our industry more competitive and potentially less profitable;
•	increased regulation of our industry and compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our regulatory risks and limit our ability to pursue business opportunities; and
•	inability of our borrowers to comply with their existing obligations on a timely basis, whether in part or at all. Continued macroeconomic uncertainty may adversely affect customers’ income across both our retail and corporate business, and may adversely affect the recoverability of our loans, resulting in increased loan losses.

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

The value and liquidity of the portfolio of investment securities that we hold may be adversely affected by the level of economic activity in Brazil.

The recoverability of our loan portfolios, our ability to increase the amount of loans outstanding in our portfolio and our results of operations and financial condition in general are dependent to a significant extent on the level of economic activity in Brazil. The quality of our loan portfolio may deteriorate as a result of these risks and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us. See “—The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.”

In addition, we are exposed to sovereign debt in Brazil. Our net exposure to Brazilian sovereign debt as of December 31, 2023 was R$148.8 billion (or 13.3% of our total assets as of that date) and consisted principally of National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F). Recessionary conditions in Brazil would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.

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

The economy of Brazil faces long-standing structural problems, including weaknesses in infrastructure, economic competitiveness and education, high levels of social inequality, rising inflation and increasing public debt levels, and has experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the Brazilian economy to which we lend. In addition, Brazil is affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Furthermore, fiscal and monetary policy measures enacted by the Brazilian government in response to the COVID-19 pandemic significantly increased governmental debt through 2021 and 2022. In 2023, despite economic growth and positive developments from a revenue standpoint, the level of governmental debt (as a percentage of the GDP) has continued to increase. Among the risks that could lead to an economic slowdown and adverse conditions in the financial markets are: (i) further increases in the prices of energy and other commodities that can cause inflation or lead to further inflationary pressures; (ii) the continued breakdown of global supply chains; (iii) the continuance or escalation of the conflicts between Russia and Ukraine and in the Middle East; (iv) additional fiscal incentives, which have hitherto contributed to keeping inflation above target levels; (v) further decline in governmental revenue, which could lead to a steep growth in governmental debt; and (vi) tightening of monetary and fiscal policies, including rising interest costs. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services.

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

Moreover, nontraditional providers of banking services, such as internet-based e-commerce providers, mobile telephone companies and internet search engines, as well as payment services for blockchain technologies, may offer and/or increase their offerings of financial products and services directly to customers. These nontraditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition, and significant financial and marketing capabilities as well as other resources. They may adopt more aggressive prices and rates and devote more resources to technology, infrastructure and marketing. These new competitors, in addition to neobanks, have entered and may continue to enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected.

In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger, artificial intelligence and/or biometrics, to provide services such as digital currencies, cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Further growth of such new technologies and mobile banking platforms could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand toward internet and mobile banking may necessitate changes to our retail distribution strategy. Our failure to implement changes to our distribution strategy swiftly and effectively could have an adverse effect on our competitive position.

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

Our business and operations are subject to increasingly significant rules and regulations set by the Brazilian Central Bank, the CVM, the CNSP and the CMN, with which we are required to comply to conduct our banking and financial services business. These apply to business operations, affect our financial returns, and include reserve and reporting requirements and conduct-of-business regulations.

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

We are required to comply with applicable anti-money laundering and anti-terrorism, or “AML/CFT,” antibribery and corruption, sanctions and other laws and regulations (collectively, financial crime, compliance (“FCC”) regulations) applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We have FCC policies and procedures in place detailing what is required from those responsible. We are also required to conduct FCC training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our special incidents area.

Financial crime continues to be the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML/CFT, antibribery, anticorruption and sanctions laws and regulations are increasingly complex and detailed. Key standard-setting and regulatory bodies continue to provide guidelines to strengthen the interaction and cooperation between prudential and AML/CFT supervisors. Compliance with these laws and regulations requires automated systems, sophisticated monitoring and skilled compliance personnel.

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

In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti-financial crime operations, we remain responsible and accountable for full compliance and any breaches. While we expect relevant counterparties to maintain and apply their own appropriate compliance measures, procedures and internal policies, such measures may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for illicit purposes (including illegal cash transactions) without our (or our relevant counterparties’) knowledge. If we are unable to apply the necessary scrutiny and oversight of third parties to whom we outsource certain tasks and processes, there remains a risk of regulatory breach, and if we are associated with, or even accused of being associated with, breaches of AML/CFT, antibribery and corruption or sanctions requirements, our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to “watch lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Furthermore, the Brazilian Public Federal Prosecutor’s Office (Ministério Público Federal), or “MPF,” has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases, resulting in a claimed benefit of R$83 million (approximately U.S.$15 million) for us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018, the officer in question presented his defense. Proceedings had been ongoing until October 25, 2021, when a São Paulo federal judge requested additional documents from a Brasília federal judge in order to proceed with discovery. Proceedings have since been stayed. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

We have been, and may in the future be, subject to negative coverage in the media about us or our clients, including with respect to alleged conduct such as failure to detect and/or prevent any financial crime activities or comply with FCC regulations. Negative media coverage of this type about us, whether it has merit or not, could materially and adversely affect our reputation and perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition and prospects as well as damage our customers’ and investors’ confidence and the market price of our securities.

The reputational damage to our business and global brand could be severe if we were found to have breached AML/CFT, antibribery, anticorruption or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers’ data and bank products and services from being accessed or used for illegal or improper purposes. If we are unable to comply fully with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses.

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

We receive, maintain, transmit, store and otherwise process proprietary, sensitive, confidential and personal data, including public and nonpublic personal information of our customers, employees, counterparties and other third parties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this information is governed by stringent federal, state, local and foreign laws, rules, regulations and standards, and the regulatory framework for data privacy and cybersecurity is in considerable flux and evolving rapidly. As data privacy and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, data privacy and cybersecurity issues have become the subject of increasing legislative and regulatory focus. There also has been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity and data privacy, which increases the risk of investigations into cybersecurity practices and related disclosures, of companies within its jurisdiction which, at a minimum, can result in distraction of management and diversion of resources for targeted businesses.

We are subject to regulations enacted by Brazilian authorities. The LGPD came into effect in September 2020, with the exception of its articles 52, 53 and 54, which came into effect on August 1, 2021. The LGPD sets out several penalties, which include warnings, blocking and erasure of data, public disclosure of the offense, and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense. In addition, we are subject to Regulation (EU) 2016/279 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”). Additionally, following the United Kingdom’s withdrawal from the EU, we also are subject to the UK General Data Protection Regulation (“UK GDPR”) (i.e., a version of the GDPR as implemented into UK law). The GDPR and UK GDPR have also imposed significant fines and penalties for noncompliance of up to the higher of 4% of annual worldwide turnover or €20 million (or £17.5 million under the UK GDPR), and, for other specified infringements, fines and penalties of up to the higher of 2% of annual worldwide turnover or €10 million (or £8.7 million under the UK GDPR). European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros.

The implementation of the LGPD, the GDPR, the UK GDPR and other data protection regimes has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial noncompliance with the new procedures. If there are breaches of our data protection and privacy obligations, as the case may be, we could face significant civil administrative and monetary sanctions, as well as reputational damage, which could have a material adverse effect on our operating results, financial condition and prospects. Furthermore, following any such breach, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Data Protection Requirements.”

We utilize artificial intelligence which could expose us to liability or adversely affect our business

We utilize, and are continuing to explore further uses of AI, in connection with our business, products and services. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various governmental and regulatory agencies around the world, and various jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws and regulations to AI or are considering legal frameworks for AI.

In addition, AI regulation was included in the priority list of the Brazilian Senate for 2024. The most noteworthy bill of law being discussed in the Senate is Bill of Law No. 2,338/23, which seeks to establish general national standards for the development, implementation, and responsible use of AI systems in Brazil, introducing potential compliance requirements, liability standards, or usage restrictions that could directly affect our operations. If enacted, Bill of Law No. 2,338/23 might impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use of AI systems.

We may not be able to anticipate how to respond to these rapidly evolving laws and regulations, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal and regulatory frameworks are inconsistent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to the use of AI. If laws and regulations relating to AI are implemented, interpreted or applied in a manner inconsistent with our current practices or policies, such laws and regulations may adversely affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes or result in increased compliance costs and potential increases in civil claims against us, any of which could adversely affect our operating results, financial condition and prospects.

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

As of December 31, 2023, we had provisions for taxes, other legal contingencies and other provisions of R$8,930 million (compared to R$7,340 million as of December 31, 2022). For more information, see note 22 to our audited consolidated financial statements included in this annual report and in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, or negligence and fraud, which could result in regulatory sanctions, civil claims, and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee error or misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in our control systems, misstatements due to error or fraud may occur and not be detected.

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

Changes in tax policy, including the creation of new taxes, may occur with relative frequency and such changes could have an adverse effect on our financial position or operating results. For example, the IOF rates have been frequently adjusted (both upwards and downwards) in recent years. Currently, the daily IOF tax rates applicable to local loans are approximately (i) 0.0082% for individuals and (ii) 0.0041% for legal entities. We cannot estimate the impact that a change in tax laws or tax policy could have on our operations. For example, the IOF tax is a tool used by the Brazilian government to regulate economic activity, which does not directly impact our results of operations, though changes in the IOF tax can impact our business volumes generally.

In the fourth quarter of 2023, the Brazilian Congress enacted Constitutional Amendment No 132/2023, which is intended to pave the way for a significant reform of the Brazilian tax system. For these reforms to take effect, the Brazilian Congress will also need to approve a number of complementary laws to enact the changes to Brazil’s tax system made possible by this constitutional amendment. These changes include the replacement of five taxes currently levied in Brazil: (i) the Social Integration Program (Programa de Integração Social), or “PIS”; (ii) the Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social), or “COFINS”; and (iii) Tax on Industrialized Products (Imposto sobre Produtos Industrializados), or “IPI – federal taxes”; (iv) Circulation of Goods and Services Tax (Imposto sobre Circulação de Mercadorias e Serviços), or “ICMS – state tax”; and (v) Tax on Services (Imposto Sobre Serviços), or “ISS – municipal tax.” These taxes will be replaced by two value-added taxes: ICMS and ISS will be merged into a Tax on Goods and Services (Imposto Sobre Bens e Serviços), or “IBS,” managed by states and municipalities, and the Federal Government will be in charge of a Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or “CBS,” which will merge the PIS, the COFINS, and the IPI.

Tax reforms or any change in laws and regulations affecting taxes or tax incentives may directly or indirectly adversely affect our business and results of operations. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

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

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent to a wide range of our businesses. Nonperforming or low credit quality loans can negatively impact our results of operations as the amount of our reported nonperforming loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future (the credit quality of which may turn out to be worse than we had anticipated), or other factors, including factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Brazil and globally, including as a result of the continuation or escalation of the war in Ukraine and the conflict in the Middle East. In addition, the combined pressure of challenging macroeconomic conditions, high inflation and high interest rates may impact the ability of our customers to repay their debt. If we were unable to control the level of our credit impaired or poor credit quality loans, this could have a material adverse effect on us.

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

On December 31, 2023, our credit risk exposure (which includes gross loans and advances to customers, guarantees and private securities (securities issued by nongovernmental entities) amounted R$719,881 million (compared to R$664,537 million as of December 31, 2022). For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Economic uncertainty may lead to a contraction in our loan portfolio.

Brazil has historically registered a slow GDP growth rate compared with the rhythm seen in other emerging markets. However, the average GDP growth rate between 2021 and 2023 (3.6% per annum) was higher than the growth rate between 2020 and 2022 (1.4% per annum) as a result of fiscal stimulus and growth in the agribusiness sector in the last few years. This pattern, as well as a slowdown in the growth of customer demand, an increase in market competition, changes in governmental regulation, a recent increase of the SELIC rate, as well as a recession in 2016 have adversely affected the rate of growth of our loan portfolio in recent years. Ongoing economic uncertainty could adversely affect the liquidity, businesses and financial condition of our customers, as well as lead to a general decline in consumer spending, a rise in unemployment and an increase in household indebtedness. All of these factors could lead to a decrease in demand for borrowings in general, which could have a material adverse effect on our business.

Liquidity and funding risks are inherent in our business, and since our main sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they fall due, or that we can only secure such financial resources at excessive cost. This risk is inherent in any retail and wholesale banking business and can be heightened by a number of enterprise-specific factors, including overreliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuation or escalation of the war in Ukraine and the conflict in the Middle East, high energy prices, inflation or other disruptive events. Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, and increases in these factors raise the cost of our funding. Interest rates have been increased primarily as a result of monetary policy decisions taken by central banks and other monetary authorities, and have remained high globally and in Brazil during 2023. We cannot assure you that interest rates will not remain high throughout 2024. Prolonged periods of high inflation are likely to result in higher operating costs, a decrease in the purchasing power of families with the consequent increase in delinquencies in our credit portfolios, and lower economic growth derived from the tightening of monetary and fiscal policies aimed at containing inflation, among other risks, any of which could have a material adverse effect on our operations, financial condition and prospects. In addition, credit spread variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

We rely primarily on deposits as our main source of funding. As of December 31, 2023, 74% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 44% of our assets had maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy and in the financial services industry, the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances arise, this could have a material adverse effect on our operating results, financial condition and prospects.

In addition, in the first half of 2023, the liquidity issues faced by Silicon Valley Bank and other banks in the United States, and the issues faced by the Swiss bank Credit Suisse, caused withdrawals of deposits from these banks and volatility in international markets. Central banks took measures designed to guarantee the liquidity of the banking system. Although we do not have material exposure to the affected banks, the spread or potential spread of these or other issues to the broader financial sector could have a material adverse effect on our operating results, financial condition and prospects.

Central banks around the world have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the COVID-19 pandemic. As a result of inflationary pressures beginning in 2021 and persisting through 2023, central banks have reduced or discontinued these measures. If any remaining credit facilities, which are progressively being reduced, were to be rapidly removed or significantly reduced, this could have a material adverse effect on our ability to access liquidity and on our funding costs. Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdowns of committed credit lines to our customers.

Our ability to manage our funding base may also be affected by changes to the regulation on compulsory reserve requirements in Brazil. For more information on the rules on compulsory reserve requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected. Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio, or “LCR,” is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. For the observations in this disclosure (exercised with daily balances for October, November and December 2023), Santander Brasil had an LCR of 154%, above the 100% minimum requirement. The Net Stable Funding Ratio, or “NSFR,” provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile in relation to their activities. Our NSFR, which must remain at a minimum of 100% beginning from October 1, 2018 according to CMN rules, was 113% as of December 31, 2023.

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

Santander Spain’s long-term debt in foreign currency is currently rated investment grade by the major rating agencies: A2 stable outlook by Moody’s, A+ with a stable outlook by S&P and A- with a stable outlook by Fitch. Santander Brasil’s long-term debt in foreign currency is currently rated BB with a stable outlook by S&P and Ba1 with a stable outlook by Moody’s and was affected as a result of the lowering of Brazil’s sovereign credit rating. Any further downgrade in our long-term debt in foreign currency, including as a result of adverse economic conditions in Brazil or globally (such as those caused by the ongoing war between Russia and Ukraine and the conflict in the Middle East), would likely increase our funding costs and adversely affect our interest margins and results of operations.

We cannot assure that the rating agencies will maintain their current ratings or outlooks. In general, the future evolution of our ratings will be linked, to a large extent, to the general macroeconomic outlook which includes the impact of the continuation or escalation of the war in Ukraine and the conflict in the Middle East, inflation and interest rates on our asset quality, profitability and capital, as well as on the rating of Santander Spain. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins and results of operations.

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

Moreover, we are exposed to the risk that our assessment that a product or service we provide, or an investment that we have made, is socially or environmentally responsible, will be challenged by customers, regulators or third parties. There has been increased investor and regulatory focus on environmental, social and governance, or ESG-related practices of financial institutions. A growing interest on the part of investors and regulators in ESG factors, and increased demand for, and scrutiny of, ESG-related disclosures by financial institutions, has likewise increased the risk that we could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of our self-managed investment funds, or our and our funds’ ESG efforts or initiatives, commonly referred to as “greenwashing.” Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of macroeconomic factors, especially those affecting Brazil, or the continuation or escalation of the war in Ukraine and the conflict in the Middle East as well as force majeure events, such as natural disasters (including as a result of climate change). We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower. Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by applicable law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral. In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities. As a result, we may not be able to realize value from the collateral or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

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

Financial instruments, including derivative instruments and securities, represented 91.0% of our total assets as of December 31, 2023. As of December 31, 2023, the notional value of derivatives in our books amounted to R$2,325 billion (with a market value of R$29,295 million of assets and R$24,940 million of liabilities).

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

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based on our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Thus, our losses could be significantly higher than the historical measures indicate. In addition, our statistical models may not take all risks into account or measure emerging risks correctly. Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead management, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome, to misunderstand or misuse such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe that our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board of Directors and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

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

Failure to effectively implement, consistently monitor or continuously improve our credit risk management system may result in an increase in the level of nonperforming loans and a higher risk exposure for us, which could have a material adverse effect on us. In addition, failure to successfully execute any of our decisions and actions affecting or changing our practices, operations, priorities, strategies, policies, procedures, or frameworks, could have a material adverse effect on us.

Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.

We face various cybersecurity risks, including but not limited to the intrusion into our information technology systems and platforms by ill-intentioned third parties, infiltration of malware (such as computer viruses) into our systems, contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside our organization, ransomware affecting our services and end-user technology, social engineering and phishing attacks, information leaks and cyberattacks causing systems degradation or service unavailability that may result in business losses.

We may not be able to successfully protect our information technology systems and platforms against such threats. In recent years, we have seen increased targeting of the computer systems of companies and organizations, and the techniques used to obtain unauthorized, improper or illegal access to information technology systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cybercriminals, but also activists and rogue states. We have been and continue to be subject to a range of cyberattacks and other external events or actors that interrupt normal business operations, such as disruptions, failures, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, malware and ransomware, social engineering and phishing attacks, denial-of-service attacks, misconduct, fraud and other events that could have a serious impact on us. Cyberattacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could disrupt our electronic systems used to service our customers.

Armed conflicts (such as the wars in Ukraine and the conflict in the Middle East) and the professionalization of cybercriminals have produced a worsening threat landscape increasing the frequency and severity of cyberattacks that are impacting businesses, third parties, critical infrastructure and even governments. This situation has made cybersecurity a top risk concern for financial institutions.

Our greater reliance on digital systems also makes cybersecurity one of the main nonfinancial risks of the business. Our goal is to make Santander a cyber-resilient organization that can quickly prevent, detect and respond to cyberattacks by constantly improving our defenses.

If we fall victim to successful cyberattacks or experience cybersecurity, operational or data breaches and other security incidents, including the fraudulent withdrawal of money, in the future, we may incur substantial costs and suffer other negative consequences, such as remediation costs (liabilities for stolen assets or information, or repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary information or the failure to retain or attract customers following an attack, as already mentioned, litigation and legal risks, increased insurance premiums, reputational damage affecting our customers’ and investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value.

We are also subject to increasing scrutiny and regulation governing cybersecurity risks. Such regulation is fragmented and constantly evolving, and includes CMN Resolution No. 4,893/2021. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulations on Cybersecurity” and “Item 16K. Cybersecurity.” We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or policies. A failure to implement all or some of these new global and local regulations, which in some cases have severe sanctions regimes, could also have a material adverse effect on us. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation or other damages, litigation expenses, regulatory penalties and fines and/or the loss of assets. Furthermore, upon a failure to comply with applicable law and regulations, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

In addition, we may also be subject to cyberattacks against critical infrastructure of Brazil. Our information technology systems are dependent on such critical infrastructure, and any cyberattack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyberattack. See “Item 4. Information on the Company—B. Business Overview” and “Item 16K. Cybersecurity.”

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

We or certain of our counterparties may incur losses or defaults for a wide variety of reasons, including defaults by certain of our counterparties, by business with which our counterparties transact, rumors or questions about the solvency of our counterparties or significant market participants, as well as evidence or rumors of fraud or improper accounting practices among certain of our counterparties or significant market participants, including both financial and nonfinancial institutions. If any of these problems were to materialize, as they have in past among large Brazilian corporations, the otherwise routine transactions that we have entered into with our counterparties could have a material adverse effect on our business, financial condition and results of operations.

If these risks give rise to losses, this could materially and adversely affect us. Our loan portfolio does not have any specific concentration exceeding 10% of our total loans. As of December 31, 2023, 1.0% of our loan portfolio is allocated to our largest debtor and 5.4% to our next 10 largest debtors. However, we cannot assure this will continue to be the case or that we will not incur significant losses from counterparty defaults despite the concentration levels described above.

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

Conversely, a decrease in interest rates may reduce the rates on many of our interest-bearing deposit products. However, even with a possible reduction of the rates on our interest-bearing deposit products as a result of a decrease in the SELIC rate, the total impact on our interest margin will depend, among other factors, on the difference between medium and long-term interest rates compared to overnight rates. In particular, an inverted yield curve in a high interest rate environment may adversely impact our interest-bearing products, and if such a scenario were to persist, may adversely affect our results of operations.

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

Our financial results are constantly exposed to market risk. In 2022 and 2023, inflationary pressures, increases in the prices of energy, oil, gas and other commodities, the continuance or escalation of the war in Ukraine and the conflict in the Middle East and the lingering effects of the COVID-19 pandemic have caused and may continue to cause significant market volatility which may materially and adversely affect us and our trading and banking book.

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

We do not operate all of our redundant systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems, or intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. We have experienced interruptions in our information technology systems in the past and we cannot assure that we will not suffer any such interruptions in the future, or that we will be able to identify and rectify these within a window of time that prevents any disruption. Any such events or failures could disrupt our business and impair our ability to provide our services and products effectively to our customers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

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

Although we have procedures and controls in place to safeguard personal and other confidential or sensitive information in our possession, unauthorized access or disclosures could subject us to legal actions and administrative sanctions, as well as damages and reputational harm that could materially and adversely affect our operating results, financial condition and prospects. Furthermore, our business is exposed to risk from employees’ potential noncompliance with policies, misconduct, negligence or fraud, which could result in regulatory sanctions and serious reputational and financial harm. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented such that the data we hold is incomplete, not recoverable or not securely stored. Moreover, it is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues, events where customer information may be compromised, unauthorized access to our systems and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or delivered to our customers with delays or errors, which could adversely affect our reputation, reduce demand for our services and products and could materially and adversely affect us. If we cannot maintain effective and secure electronic data and information, management and processing systems or if we fail to maintain complete physical and electronic records, this could result in disruptions to our operations, claims from customers, regulators, employees and other parties, violations of applicable privacy and other laws, regulatory sanctions and serious reputational and financial harm to us.

Moreover, during the heights of the COVID-19 pandemic, we permitted or required a majority of our employees to work remotely, which led to increased vulnerability of our systems and the risk of cyber-attacks. Though the majority of our employees are now working in person at our offices, work-from-home policies may lead to continued vulnerability to the extent certain of our employees elect to work away from our premises and access our networks remotely. This trend, combined with our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has increased the risk of data breaches and other security incidents.

Furthermore, any failure or disruption of our operational processes or systems, data breaches and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure. We prioritize early identification, monitoring and mitigation of risks (including those resulting from our interactions with third parties) in our goal to provide a resilient and secure operational environment. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary, sensitive and confidential information, including personal information, (ii) we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, sensitive and confidential information, including personal information, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks and other cybersecurity incidents. The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cybersecurity incidents but does not guarantee full protection against potential threats or cyberattacks or a risk-free environment. This is especially applicable in the current global environment, with the war in Ukraine and the conflict in the Middle East resulting in an increased risk of cyberattacks, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in these wars. While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for security breaches, cyberattacks or other similar incidents attributed to our vendors as they relate to the information we share with them.

We have seen in recent years the information technology systems and networks of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to such information technology systems and networks have become increasingly complex and sophisticated, including through the use of AI. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyberattacks or other security incidents to our customers, affected individuals or regulators, as applicable.

If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyberattacks, penetrations, compromises, breaches or circumventions of our information technology systems or networks or experience other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information and repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and our investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to data privacy and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyberattack, data breach or security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.

Any of the cyberattacks, data breaches, data losses and other security incidents described above could have a material adverse effect on our business, financial condition and results of operations.

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

Maintaining a robust risk management framework based on robust ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could materially and adversely affect our perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition, and prospects as well as damage our customers' and investors' confidence and the market price of our securities. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cybersecurity incident), dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, actual or alleged conduct in any number of activities, including lending practice, sales and marketing, corporate governance and corporate culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.

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

We may be the subject of misinformation and misrepresentations deliberately propagated in media or social media to harm our reputation or for other deceitful purposes, or by profiteering short sellers seeking to gain an illegal market advantage by spreading false information about us. There can be no assurance that we will effectively neutralize and contain false information that may be propagated regarding us, which could have an adverse effect on our operating results, financial condition and prospects.

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

We rely on models for many of our decisions. Their inaccurate or incorrect use could have a material adverse effect on us

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

Model risk is the negative consequence of decisions based on inaccurate, improper or incorrect use of models. Sources of model risk include (i) incorrect or incomplete data in the model itself or the modelling method used in systems and (ii) incorrect use or implementation of the model. We manage model risk on a consolidated basis with the Santander Group, which includes internal model risk policies and a tiering mechanism to categorize the levels of importance of nonregulatory models and the intensity of model risk management, which is a function of the importance of each model. In addition, we have internal regulations that establish the principles, responsibilities and processes of the life cycle of the models, and which describe how they are organized, as well as the applicable governance, management and validation processes.

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

Additionally, changes in economic and market drivers impact the performance of financial models, including credit loss models, capital models, traded risk models and models used in the asset/liability management process. This requires additional monitoring and adjustments to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also results in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models has been and may continue to be impacted by the consequences of changes in economic and market drivers, such as geopolitical events, financial crises, social and political upheaval and other events. While it is too early to be entirely certain of the magnitude of change required for our models, it is likely that capital, credit risk and other models will need to be adjusted.

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

Risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both in Brazil and globally. New regulations related to climate change may affect our operations and business strategy, leading us to incorporate financial costs resulting from the following risk drivers:

•	Transitional risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes and business and consumer preferences, which could increase our expenses and impact our strategies. We expect that financial services providers may undergo significant developments in terms of stakeholder, policy, legal and regulatory expectations relating to our lending activities and the value of our financial assets as regards the ESG impact of our activities. As a result, we expect that we will face greater scrutiny with respect to our business and the customers we transact with. Our operational decision-making in certain industries or projects associated with causing or exacerbating climate change may be affected as we seek to adapt our practices to avoid reputational and client relationship harm, both of which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment changes. Recent developments which may have an effect on our operations and/or those of our customers include European Union Regulation 2023/1115 on deforestation-free products, which may have a significant impact on Brazilian agribusiness, and the proposal under discussion in the Brazilian Congress to regulate the carbon credit market (Bill of Law No. 2148/2021) which may lead to an increase in operating costs for customers.

•	Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. For example, Brazil suffered extreme weather events in 2023, which is believed to be due to the El Niño weather phenomenon. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. If we fail to adequately embed risks arising from climate change into our risk and operational frameworks to appropriately measure, manage and disclose the various financial and operational risks that may result from climate change, or if we fail to adapt our strategy and business model to a changing regulatory and market environment, we may face significant adverse impacts on our business growth rates, competitiveness, profitability, capital requirements, cost of funding and financial condition.

These primary drivers could materialize, among others, in the following financial risks:

•	Credit risks: Physical climate change could lower corporate revenues, increase operating costs and lead to increased credit exposure. Severe weather could also affect collateral value. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.
•	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation, and lead to higher volatility.
•	Liquidity risks: Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or solve climate-related problems. Extreme weather events could also affect the value of our high-quality liquid assets or cause sovereign debt to rise limiting our access to capital markets.
•	Operational risks: Severe weather events could damage assets and directly impact business continuity of both of our customers’ and our operations. Climate-related financial risks could also cause operational risk losses from litigation if, for example, we are perceived to misrepresent sustainability-related practices, achievements, metrics goals or targets.
•	Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing focus, pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.
•	Reputational risks: Our reputation and client relationships may be damaged as a result of our practices, disclosures and decisions related to climate change and social and environmental issues, or to the practices or involvement of our clients, vendors or suppliers in certain industries or projects being associated with causing or exacerbating climate change. Furthermore, parties who may suffer losses from the effects of climate change may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders. We could face conduct risks derived from misrepresentations in our sustainability-related disclosures, including our practices, achievements, metrics, goals and targets or the sustainability characteristics of our products or of our customers, investors or other stakeholders (greenwashing).

•	Strategic risks: Our strategy could be affected if we fail to achieve our net zero or other targets, including those related to the activities that we finance and those concerning our own operations.

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

We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because the climate-related information is based on current expectations and future estimates about our and third-parties’ operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates, targets or commitments or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.

Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

The global COVID-19 pandemic materially impacted our business, and any future outbreak of any other highly contagious diseases or other public health emergencies, could materially and adversely impact our business, financial condition, liquidity and results of operations.

Although the World Health Organization declared that COVID-19 no longer constitutes a public health emergency, certain adverse effects of the COVID-19 pandemic continued to impact the macroeconomic environment in 2023 and may persist for some time. If new COVID-19 waves variants or strains of the virus, the emergence of variants resistant to existing or new vaccines, or any other highly contagious diseases or other public health emergencies force countries to readopt measures that restrict economic activity, the macroeconomic environment could deteriorate and adversely impact our business and results of operations, which could include, but are not limited to: (i) a continued decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) a decline in the value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (v) downgrades to our credit ratings.

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

Moreover, our operations could still be impacted by risks from remote work or bans on nonessential activities. If, in connection with any future public health emergencies, we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.

We may also be adversely affected by measures taken by the Brazilian and other governments to mitigate the effects of the COVID-19 pandemic or other disruptive events. For example, in 2020, a temporary suspension on dividends and other distributions was enacted in Brazil through Resolution No. 4,820, limiting distributions to shareholders to 30% of adjusted net income (following amendments enacted on December 23, 2020). As a result, we only distributed R$3,837 million in 2020 compared to R$10,800 million in 2019. This restriction has not been applied since then, but there is no assurance that the Brazilian Central Bank or other government agencies will not apply similar measures to us in the future, whether in an effort to mitigate the effects of the COVID-19 pandemic or otherwise.

The resurgence of COVID-19, variants or strains thereof or any future outbreak of any other highly contagious diseases or other public health emergencies may have a material adverse effect on our business, financial condition, liquidity and results of operations or cause other risks to us.

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business, and its interests could conflict with ours.

As of February 20, 2024, Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 89.53% of our total capital. Due to its share ownership, our controlling shareholder has the power to control us and our subsidiaries, including the power to:

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2023, the aggregate market capitalization of the B3 was equivalent to approximately R$4.1 trillion (U.S.$0.8 billion), and the top 10 stocks in terms of trading volume accounted for approximately 45% of all shares traded on B3 in the year ended December 31, 2023. In contrast, as of December 31, 2023, the aggregate market capitalization of the NYSE was approximately U.S.$ 34.6 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.

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

According to our By-Laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law, and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$6.2 billion, R$8.1 billion and R$9.6 billion (R$1.67, R$2.17 and R$2.59 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2023, 2022 and 2021, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in the future. In the future, we may also become subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity, such as a temporary restriction in 2020 on dividend distributions and other payments as a result of measures taken by the Brazilian Central Bank to combat the COVID-19 pandemic’s effect on the Brazilian financial sector. Although this restriction was not reinstated in the years that followed, we cannot assure you that this or other restrictions will not be reinstated in the future.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

General

We are a publicly held corporation (sociedade anônima), incorporated under Brazilian law on August 9, 1985. Documentation of our incorporation is duly registered with the Commercial Registry of the State of São Paulo (Junta Comercial do Estado de São Paulo or “JUCESP”), under NIRE (Registry Number) 35300332067. Our corporate name is Banco Santander (Brasil) S.A. and our commercial name is Banco Santander. Our headquarters are located in Brazil, in the city of São Paulo, state of São Paulo, at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK - Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil. Our telephone number is +55-11-3553-3300 and our website is https://www.santander.com.br/ri. In addition, the SEC maintains a website at www.sec.gov that contains information filed by us electronically. The information contained on our website, any website mentioned in this annual report or any website directly or indirectly linked to these websites, is not part of, and is not incorporated by reference in, this annual report and you should not rely on such information.

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

(1)	Pending approval from regulatory authorities

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

Since the 1990s, the Santander Group established its presence in Latin America, particularly in Brazil, by capitalizing on organic growth and pursuing an acquisition strategy, including the following most notable acquisitions:

•	In November 2000, the Santander Group acquired Banespa, a bank owned by the State of São Paulo which resulted in the Santander Group becoming one of Brazil’s largest financial groups.
•	On July 24, 2008, Santander Spain took an indirect share control of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective consolidated subsidiaries in 2008, or “Banco Real,” which was then absorbed into the Santander Group in order to further consolidate its investments in Brazil. Santander Brasil’s acquisition of Banco Real’s share capital was approved through a share exchange transaction on August 29, 2008, which resulted in Banco Real becoming a wholly owned subsidiary of Santander Brasil. Subsequently, it was merged into Santander Brasil on April 30, 2009.

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

Merger of Banco Olé into Banco Santander (Brasil) S.A.

Following our acquisition in 2020 of the remaining outstanding equity interest in Banco Olé, through the acquisition of equity interests in its indirect shareholder, Bosan Participações S.A., together referred to as “Olé Companies,” the shareholders of Santander Brasil and the Olé Companies approved the merger of Olé Companies into Santander Brasil, as provided by the general meetings held on August 31, 2020. As a result, the Olé Companies ceased to exist and were succeeded by Santander Brasil. The merger of the Olé Companies was approved by the Brazilian Central Bank on April 30, 2021.

Purchase of Equity Interest in Toro Corretora de Títulos e Valores Mobiliários S.A.

On September 29, 2020, Santander Brasil’s subsidiary, Santander Distribuidora de Títulos e Valores Mobiliários S.A., or “Santander DTVM,” entered into an investment and other covenant agreement with the shareholders of Toro Controle e Participações S.A., or “Toro Controle,” to invest in Toro Controle. Toro Controle is the holding company of Toro Corretora de Títulos e Valores Mobiliários S.A., or “Toro Corretora,” and Toro Investimentos S.A., or “Toro Investimentos,” which jointly run an investment platform focused on the retail market, founded in Belo Horizonte in 2010. Before the conclusion of the transaction Toro Controle was merged into Toro Corretora. We refer to Toro Controle, Toro Corretora and Toro Investimentos as “Toro.”

In addition, Santander DTVM and Toro Corretora combined their market experiences to develop a comprehensive platform of fixed and variable income products. This platform is based on shared expertise and technology and operates in the growing Brazilian investment market. The completion of the transaction occurred in April 2021, following the execution of certain customary agreements between the parties, the fulfillment of customary conditions precedent and the receipt of certain regulatory approvals, including the approval of the Brazilian Central Bank.

Following this transaction, on June 7, 2023, we entered into an agreement with the shareholders of Toro Participações S.A., or “Toro Participações,” for the acquisition of the remaining shares of Toro Participações. Once this transaction was completed, we became the indirect holder of all the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. After the conditions precedent established in the agreement were fulfilled, the transaction closed on January 3, 2024.

See note 11 (d) to our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report, for additional information.

Acquisition and Sale of Paytec Tecnologia em Payments Ltda, and Paytec Logística e Armazém Ltda.

On December 8, 2020, we entered into a quota purchase agreement with the owners of Paytec Tecnologia em Payments Ltda. and Paytec Logística e Armazém Ltda. (collectively, “Paytec”) for the acquisition of the entirety of Paytec’s issued share capital. Paytec is a logistics operator with Brazil-wide coverage that focuses on the payments market. The transaction closed on March 12, 2021. On May 26, 2022, we sold Paytec to Getnet, a subsidiary of Santander Spain and an affiliate of ours, for an amount of R$38.7 million (including cash and the assumption of certain obligations).

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

Acquisition of Equity Interest in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander DTVM, Toro Corretora and Toro Investimentos entered into an investment agreement and other covenants with the partners of Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda., or, collectively, “Monetus,” by means of which Toro Investimentos will hold, upon the closing of the transaction, 100% of the capital stock of Monetus. Monetus, originally from Belo Horizonte in the state of Minas Gerais, carries out its activities through an automated investment application. Taking into account a customer’s needs and risk profile, this application automatically creates, executes and tracks a diversified and personalized investment strategy to provide optimal service to customers. After the conditions precedent established in the investment agreement were fulfilled, the transaction closed on January 4, 2022. On August 23, 2023 Monetus Investimentos S.A. changed its corporate name to Toro Asset Management S.A.

Acquisition of Equity Interest in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander DTVM, Toro Corretora and Toro Investimentos executed an investment agreement and other covenants with the shareholders of Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda., or, collectively, “Mobills,” pursuant to which Toro Investimentos acquired 100% of the capital stock of Mobills. Incorporated in Ceará, Brazil, Mobills has a variety of financial applications that have a large user base, especially related to financial planning. After the conditions precedent established in the investment agreement were fulfilled, the transaction closed on January 4, 2022. On October 31, 2023, Mob Soluções em Tecnologia Ltda. was fully merged with Mobills Labs Soluções em Tecnologia Ltda.

Acquisition of Equity Interest in Solution 4Fleet Consultoria Empresarial Ltda.

On July 13, 2021, Aymoré Crédito, Financiamento e Investimento S.A., or “Aymoré,” and the partners of Solution 4Fleet Consultoria Empresarial Ltda., or “Solution4Fleet,” executed a certain Investment Agreement and Share Purchase and Sale Agreement, by means of which Aymoré will hold, upon the closing of the transaction, 80% of the capital stock of Solution4Fleet, or the “Solution4Fleet Transaction.” Solution4Fleet specializes in structuring vehicle rental and subscription businesses – long-term rental for individuals. The transaction closed on October 8, 2021 after the applicable conditions precedent were fulfilled.

Acquisition of equity interest in Car10 Tecnologia e Informação S.A. and Pag10 Fomento Mercantil Ltda.

On July 13, 2021, Webmotors S.A., or “Webmotors,” the shareholders of Car10 Tecnologia e Informação S.A., or “Car10 Tecnologia,” and Pag10 Fomento Mercantil Ltda., or “Pag10,” and, together with Car10 Tecnologia, “Car10,” entered into certain agreements for the acquisition by Webmotors of 66.7% of the capital stock of Car10 Tecnologia, which is the sole holder of Pag10. Car10 acts as a marketplace that brings together more than 7,000 service providers such as workshops and auto centers, auto body and paint, and cleaning and sanitizing, as well as emergency assistance and towing. The transaction closed on September 20, 2021.

Acquisition of equity interest in Liderança Serviços Especializados em Cobranças Ltda. and Fozcobra Agência de Cobranças Ltda.

On August 4, 2021, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., or “Atual,” our then wholly owned subsidiary, and the shareholders of Liderança Serviços Especializados em Cobranças Ltda., or “Liderança,” entered into a certain Agreement for the Assignment of Quotas and Other Covenants, for the acquisition by Atual of 100% of the capital stock of Liderança. Liderança operates in the industry of overdue credit recovery, providing extrajudicial collection services to financial institutions and other industries, and has a subsidiary, Fozcobra Agência de Cobranças Ltda. The transaction closed on October 1, 2021. Subsequently, Fozcobra Agência de Cobranças Ltda. was merged into Liderança on October 4, 2021. Moreover on October 31, 2022 Atual underwent a corporate restructuring consisting of a spin-off of Atual, and as a result Liderança became our direct subsidiary. Following this restructuring Liderança changed its corporate name to EmDia Serviços Especializados em Cobrança Ltda on April 24, 2023.

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

On December 22, 2023, SHI entered into an agreement to acquire all of the outstanding shares of Apê11. As a result of this second transaction, SHI became the sole shareholder of 100% of Apê11 share capital.

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

As a result of the Spin-Off, Santander Brasil’s share capital was reduced by a total amount of R$2 billion, without the cancellation of shares, with Santander Brasil’s share capital decreasing from R$57 billion as of December 31, 2020 to R$55 billion as of December 31, 2021, and we stopped consolidating Getnet within our results of operations on March 31, 2021. On April 15, 2021, we entered into the Getnet Partnership Agreement, which provides a framework for our relationship with Getnet following the Spin-Off. Getnet was initially listed on the Nasdaq but was then acquired by PagoNxt Merchant Solutions, S.L., an affiliate within the Santander group, in the first quarter of 2023. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Spin-Off of Getnet and Related Arrangements—Partnership Agreement.”

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

Acquisition of interest in SX Tools Soluções e Serviços Compartilhados Ltda.

On September 26, 2022, we acquired the entire issued share capital of SX Tools Soluções e Serviços Compartilhados Ltda., or “SX Tools,’ becoming its sole shareholder. As part of the acquisition, we increased the share capital of SX Tools from R$1,000 to R$192 million. SX Tools will primarily provide us and our subsidiaries back-office services to improve the efficiency of our routines. On May 10, 2023 SX Tools changed its corporate name to Tools Soluções e Serviços Compartilhados Ltda.

Total spin-off of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. to Return Capital S.A. and Liderança Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., or “Atual,” was fully spun off and its assets were absorbed by both of its direct subsidiaries, Return Capital S.A., or “Return,” and Liderança Serviços Especializados em Cobrança Ltda., or “Liderança,” in accordance with the proportions established in the transaction documents. With the implementation of the total spin-off, Return’s capital was increased by R$3,991 million and Liderança’s was increased by R$267 million, with both now being held directly by us, as the sole shareholder. Liderança changed its corporate name to EmDia Serviços Especializados em Cobrança Ltda on April 24, 2023.

Investment in Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, our wholly owned subsidiary, Santander Corretora, entered into an investment agreement to acquire up to 20% of the share capital of Biomas – Serviços Ambientais, Restauração e Carbono S.A., or “Biomas.” Biomas provides biodiversity and ecosystem restoration and conversation services, which is aligned with our ESG objectives. Following the closing of the transaction on March 21, 2023, Santander Corretora now holds 16.66% of the outstanding shares of Biomas.

Sale of equity stake in Banco PSA and Stellantis Corretora de Seguros

On November 29, 2022, we, through our subsidiaries, entered into an agreement to sell our 50% equity interest in each of Banco PSA Finance Brasil S.A., or “Banco PSA” (which we held through Aymoré), and Stellantis Corretora de Seguros e Serviços Ltda., or “Stellantis Corretora” (which we held through Santander Corretora), to Stellantis Financial Service, S.A. and Stellantis Services Ltd., respectively. Closing of the transaction occurred on August 31, 2023, and, as a result, we are no longer a shareholder of either of these entities.

Investment in Gestora de Informação de Crédito S.A.

On October 4, 2022, Lexisnexis Serviços de Análise de Risco Ltda., or “Lexisnexis” (an entity in which we are not a shareholder), entered in an agreement to acquired newly-issued shares of Gestora de Informação de Crédito S.A., or “GIC,” a company in which we hold an equity interest. GIC develops a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities to support credit granting, pricing and marketing activities. The transaction closed on December 20, 2022 and we now hold a 15.6% equity interest in the share capital of GIC.

Sale of portion of Santander Corretora’s shareholding in Webmotors

On April 28, 2023, Santander Corretora sold a 40% stake in the share capital of Webmotors to Carsales.com Investments Pty Ltd., or “Carsales.” As a result, Santander Corretora now holds 30% of the share capital of Webmotors while Carsales holds the remaining 70%.

Acquisition of Equity Interest and Investment in Fit Economia de Energia S.A.

On August 1, 2023, Santander Corretora entered into an investment agreement with HB Fit Participações Ltda. to acquire up to 65% of the share capital of Fit Economia de Energia S.A. Closing of this transaction is subject to customary closing conditions, including regulatory approval.

Joint venture with Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda.

On July 24, 2023, we entered into a joint venture agreement with Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda. Upon closing of this transaction, we will own 20% of the share capital of Sodexo Pass do Brasil Serviços e Comércio S.A. Closing of this transaction is subject to customary closing conditions, including regulatory approval.

Merger of Mob Soluções em Tecnologia Ltda into Mobills Labs Soluções Em Tecnologia Ltda

On October 31, 2023 the shareholders of Mob Soluções em Tecnologia Ltda (“Mob”) and Mobills Labs Soluções Em Tecnologia Ltda (“Mobills”) approved the merger of Mob into Mobills, its sole shareholder, as resolved by the meetings of its shareholders held on such date. As a result, Mob ceased to exist and was succeeded by Mobills.

Call Option and Issuance of Notes

In October and November 2023, Santander Brasil exercised its option to repurchase the Tier 2 debt instruments issued in 2018 in the amount of U.S.$1.25 billion. In their place to compose our Tier 2 regulatory capital, Santander Brasil issued financial bills with a subordination clause in the total amount of R$6.0 billion. These new financial bills have a term of 10 years, and redemption and repurchase options in accordance with the applicable regulations. As of December 31, 2023, the balance for both Tier 1 and Tier 2 debt instruments was R$19.6 billion compared to R$19.5 billion as of December 31, 2022.

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our information technology platform. Our information technology platform focuses on our customers and supports our business model. In 2023, 2022 and 2021, total investments in information technology were R$2,259 million, R$1,885 million and R$1,905 million respectively.

In 2023, 2022 and 2021, we continued to improve our technology platforms by investing in our digital applications, especially through the implementation of new solutions in the areas of artificial intelligence (e.g., machine learning, and AI for operations, or AIOPs), micro services, blockchain technology, cyber insurance, facial recognition and cloud-based technologies, among others. We believe that the application of these new technologies improved our interaction with our customers and enabled us to provide solutions across credit, consortiums (“consórcios”), payroll loan, insurance, private banking, cards, payments, agribusiness and investments to better address client needs. We also continued to invest in our physical distribution network (branches, PABs and PAEs), including biometric identification for corporate customers, digital purchase and payment of exchange, among other initiatives. For more details about our technology and infrastructure, see the item “—B. Business Overview—Technology and Infrastructure.”

Our ongoing capital expenditure consists primarily of investments in information technology. We expect to fund our ongoing capital expenditures principally from our cash flow from operations.

Our major divestiture in the past three fiscal years and until the date of this annual report was the Spin-Off.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations.”

4B. Business Overview

Our Strategy

Our strategy is centered on pursuing profitable and sustainable growth. We believe that the expansion of our customer base throughout the years stems from our ability to capture new customers and increase their loyalty. We are focused on becoming the primary bank for our customers’ financial decisions through a customer-centric mindset. This strategy is supported by a product and service offering designed to support the needs of our customers. Furthermore, our quest for service quality, combined with increasingly integrated sales channels and continuous technological improvement, has helped us achieve an individual Net Promotor Score, or “NPS,” of 58 points as of December 31, 2023. We have continued to develop our business by steadily enhancing our ecosystem, which we believe offers cross-selling opportunities. We also focus on maintaining sound risk management, continuously improving our lending models to maintain our credit risk indicators at levels consistent with our risk management policies. Additionally, we strive to enhance our operational efficiency ratio by streamlining processes and implementing technologies.

We recorded net income of R$9,499 million, R$14,339 million and R$15,559 million in the years ended December 31, 2023, 2022 and 2021, respectively, representing a decrease of 34% in the year ended December 31, 2023 compared to the year ended December 31, 2022. In the years ended December 31, 2023, 2022 and 2021, we achieved capital adequacy ratios of 14.5%, 13.9% and 14.9%, respectively. In the years ended December 31, 2023, 2022 and 2021, we reached efficiency ratios of 29.7%, 27.4% and 27.1%, and adjusted efficiency ratios of 29.8%, 27.5%, and 26.1%, respectively. In addition, we achieved a return on average stockholders’ equity of 8.5%, 13.3% and 14.8% in 2023, 2022 and 2021, respectively, and an adjusted return on average stockholders’ equity of 11.3%, 18.0% and 20.2% in 2023, 2022 and 2021, respectively. Adjusted return on average stockholders’ equity is a non-GAAP financial measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.” We believe that these metrics demonstrate our track record of consistent performance and the results of our constant efforts to improve our productivity.

In recent years, we have undergone significant transformations, thereby enabling us to identify and capitalize on business opportunities. We have expanded our business to diversify our offering of products and services:

•	In 2021, we continued our efforts to improve customer experience and satisfaction across all channels: physical, digital, external and remote. Our strategy is to convert new customers into loyal customers (defined as those who have purchased and are using six or more of our products at the time of measurement). Moreover, we continue our efforts to improve our digital operations by expanding our offerings through this channel and continue to focus on streamlining processes, digitizing our operations, and reducing paper consumption to operate more quickly and efficiently.
•	In 2022, we continued to pursue our commitment to becoming a leading client-oriented company in Brazil, underpinned by a culture of growth and a customer-centric strategy predicated on four strategic pillars:
(i)	customer centricity: focus on maximizing the experience and satisfaction of our customers by providing simple, comprehensive and suitable solutions for each profile, concurrently with the development of our sales channels, the enhancement of self-service capabilities and our customer support;

(ii)	sales channels: building a fast and efficient sales platform, with channels that are more integrated and accessible to customers where, how and when they desire by: (a) continuing to capitalize on opportunities from the flow of customers in our stores in our physical sales channel; (b) receiving over 614 million monthly visits across our digital sales channels in the year ended December 31, 2023; (c) in the remote channel, leveraging customer support into a sales channel that focuses on sales and after-sales; and (d) expanding our service coverage, particularly in regions we view as strategic (such as the Brazilian mid-west, north and northeast regions), and seize opportunities stemming from the customer flow through the commercial potential of our stores and points of sale;
(iii)	innovation and profitability: we encourage innovation as we seek to fulfill the demands of our customers. We concentrate on advancing strategic businesses, expanding them into new markets and diversifying our portfolio offerings, in addition to accelerating our core operations; and
(iv)	culture: building a company in which all employees have both a business and a customer perspective, serving as brand influencers and promoters, with a horizontal and distinctive culture, where empowerment, meritocracy and diversity are the cornerstones. We believe that our environmental, social and governance culture is an integral part of our operations. Furthermore, our governance is reinforced by a diverse board of directors, with women accounting for 36% of its members.
•	In 2023, we remained focused on being the bank of first choice for customers in their financial decisions, striving to put customers at the center of our business. Thus, we continued to make progress with our strategic priorities during the year:
•	Customer base profitability and loyalty: we increased our number of loyal customers by 5.8% in the year ended December 31, 2023 compared to the year ended December 31, 2022, which we believe is directly correlated with improvements in satisfaction levels, particularly within our customer service channels. We believe the key pillars of profitability and loyalty include:
(i)	Payroll, as 69% of our loyal customers in the year ended December 31, 2023 originated from our payroll-lending business.;
(ii)	Segments:
(a)	Select, in which we reached 1,197 thousand customers as of December 31, 2023 (a 51% increase compared to December 31, 2022), with our competitive NPS standing at 70 points on average in the year ended December 31, 2023, an increase of eight percentage points compared to the average for year ended December 31, 2022; and
(b)	Mass retail, in which we are repositioning to deliver an improved experience for our customers across all channels, with an evolution of offerings and maximized focus on adding value.
(iii)	Investments:
(a)	in retail investments, which saw a net inflow of R$20.7 billion in the year ended December 31, 2023 (a 156% increase compared to the year ended December 31, 2022);
(b)	at AAA, where we continued with our growth plan, reaching 1,439 advisors as of December 31, 2023;
(c)	at Toro, which reached 1.4 million customers as of December 31, 2023 (a 21% increase compared to December 31, 2022); and

(d)	in Private Banking, where we recorded a net inflow of R$35.0 billion in the year ended December 31, 2023 (a 93% increase in net inflow compared to the year ended December 31, 2022).
(iv)	Cards and Loyalty, which we believe is an essential lever for customer loyalty, where our loyalty program, Esfera, provides cross-selling opportunities to drive card spending of a customer with the program.
•	Strategic business expansion driving growth in:
(i)	Companies, where we continuously strive to provide a leading product offering for companies in Brazil: (a) for corporates, we endeavor to offer sophisticated and tailored products and services as demonstrated by our leadership in trade finance (according to the International Chamber of Commerce) and foreign exchange in Brazil (according to the Brazilian Central Bank), while also developing our loan and private securities portfolios (securities issued by nongovernmental entities); and (b) for SMEs, where we expanded our loan portfolio and identified opportunities for high-quality growth, laying the foundation for our ambition to grow this business over the medium term. We continued to focus on consortiums (“consórcios”) and cash management;
(ii)	Consumer Finance, where we forged strategic partnerships that further reinforced our market position. We also focused on increasing our rate of loan origination while maintaining quality by seeking to attract customers with higher-than-average credit ratings;
(iii)	Payroll Loans, where we have pursued our goal of growing our portfolio at a higher rate than the average in Brazil’s financial system, while maintaining nonperforming loan ratios which we believe to be acceptable; and
(iv)	Agribusiness, where our portfolio grew to R$53.7 billion as of December 31, 2023 (a 42% increase compared to December 31, 2022).

We continue to invest in innovation and technology to enhance our culture of productivity and operational excellence and, ultimately, our customer experience. In the year ended December 31, 2023, we also saw a five-fold increase in new deployments over three years and achieved 95% of our operations in the cloud. Moreover, our technology teams are closely integrated with our business units and are focused on helping business units achieve their results. We operate with 27 business domains and have made progress in maturing these structures.

Our Business

We provide a full range of products and services to our 32.9 million active customers (comprising customers who hold a current account and have conducted a voluntary transaction within the 90 days prior to the relevant measurement date, as well as customers without a current account but who hold minimum balances, transaction frequency levels, or active contracts with us), including 9.1 million loyal customers (i.e., those who have purchased six or more of our products at the time of measurement) as of December 31, 2023 through the following business segments:

•	Commercial Banking: provides services and products to individuals and companies (excluding global corporate customers, who are managed by our Global Wholesale Banking division). The revenue generated from this segment is derived from the banking and financial products and services offered to both account holders and non-account holders.
•	Global Wholesale Banking: offers a wide range of national and international tailor-made financial services and structured solutions for our global corporate customers, which are primarily local and multinational corporations.

We outline below the business divisions pertaining to each of our operating segments, along with a breakdown of our net interest income and operating income before tax by segment:

Commercial Banking	Global Wholesale Banking
Retail Banking Individuals SMEs Consumer Finance Corporate	Santander Corporate & Investment Banking (“SCIB”)

	For the Year Ended December 31,
	Net interest income			Operating income before tax
	2023	2022	2021	2023	2022	2021
	(in R$ millions)
Commercial Banking(1)	44,652	45,618	46,236	5,953	13,281	19,491
Global Wholesale Banking	2,232	1,885	5,082	5,969	6,294	5,260
Total	46,884	47,503	51,318	11,922	19,575	24,750

(1)	Operating income before tax reported under commercial banking includes the effects of the hedge for investments held abroad (offset in the same amount in the “Income Tax” line). The effects of the hedge for investments held abroad in 2023, 2022 and 2021 amounted to a loss of R$163 million, a loss of R$129 million and a gain of R$2,512 million, respectively.

The following table presents a managerial breakdown of our loans and advances by customer type as of the dates indicated:

	As of December 31,			Change between 2022 and 2023	Change between 2021 and 2022
	2023	2022	2021
	(in R$ millions)
Individuals	255,704	243,399	203,678	5.1%	19.5%
Consumer Finance	62,501	58,824	55,441	6.3%	6.1%
SMEs	64,970	62,916	59,602	3.3%	5.6%
Corporate(1)	168,361	159,516	174,634	5.5%	(8.7)%
Total Credit Portfolio	551,536	524,655	493,355	5.1%	6.3%
Guarantees and private securities	168,345	139,882	127,736	20.3%	9.5%
Credit risk exposure (2)	719,881	664,537	621,091	8.3%	7.0%

(1)	For loan portfolio purposes, “Corporate” refers to companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.
(2)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Commercial Banking

Retail – Individuals

We have structured the individual customer service segment as follows:

•	Private Banking – customers who have at least R$5.0 million in assets available for investment. Private banking provides a comprehensive and customized range of financial products and services, including investment advisory services, loans, and asset management, delivered by a dedicated investment and banking services manager.

•	Santander Select – customers with a monthly income equal to or greater than R$15,000, or at least R$100,000 in investments, or any customer who chooses to purchase this service category, regardless of their income or amount of investments. Santander Select offers distinctive products and services, exclusive branches, relationship managers who serve a small number of customers, and asset management advisory services.
•	Santander Van Gogh – customers with a monthly income ranging from R$4,000 to R$14,999, or customers who choose to pay for this service category. Within Santander Van Gogh, our goal is to understand our customers’ needs at each stage of their lives and provide them with financial advisory services through a multichannel solution in which they have the option of receiving human assistance across all channels, including financial products and services that support their wealth accumulation goals and investments.
•	Santander Especial – customers with monthly income of up to R$3,999. Santander Especial offers simple and efficient solutions with an appropriate cost-benefit ratio for our customers, primarily through digital channels.

Our strategy for individual customers is mainly based on three pillars: customer service, offering, and experiences:

•	Customer Service – Availability of several new services on our app and through our virtual assistant, with a focus on problem resolution, providing greater agility to customers and increasing satisfaction levels. In addition, we aim to expand our investment advisory services, delivering expertise and proximity to the customer.
•	Offerings – Evolution of our portfolio, and streamlining of our product offerings. In 2023, we launched a comprehensive international product offering, featuring Select Global, a digital international account. We also launched “AAA patrimonial,” services which focuses on advisory services for insurance products and consortiums (“consórcios”).
•	Experiences – Exclusive experiences for our customers, as a sponsor of major events.

Retail – Small and Medium-Sized Enterprises (SMEs)

We cater to SMEs with the following customer service segmentation model:

•	Empresas 3 – responsible for companies with an annual revenue of between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of specialists for more complex demands, and credit managers specializing in risk management. We also provide customized services to multinational technology companies and other large corporations to meet their specific needs.
•	Empresas 2 – responsible for companies with an annual revenue of between R$3 million and R$30 million. We offer these customers a comprehensive range of products and services, with dedicated specialists in specialized hubs.
•	Empresas 1 – responsible for companies with an annual revenue of up to R$3 million. We offer these customers a streamlined banking solution through an integrated account that combines a business account with a point-of-sale, or “POS” terminal hosted by our former subsidiary and current affiliate Getnet. Through this arrangement, our customers receive benefits for utilizing the Getnet platform to handle their credit card sales, with their proceeds being directly deposited into a Santander Brasil checking account.
•	Empresas MEI – responsible for companies with an annual revenue of up to R$97,000 and registered as an Individual Microentrepreneur (microempreendedor individual), or “MEI,” with the Brazilian Federal Revenue Service. We offer these customers a streamlined and cost-effective solution through our Santander MEI Account, a remote service, as well as digital solutions such as customer support via a virtual assistant.

Consumer Finance

We provide consumer loans for financing vehicles, goods and services, directly or through intermediated agencies, dealers and partners. Santander Financiamentos is our primary service channel, but we also operate under other brands (SIM and associated companies).

The following table presents our market share in auto loans (a subset of our consumer finance business) as of the dates indicated:

	As of December 31,			Change between 2022 and 2023	Change between 2021 and 2022
	2023	2022	2021
Market share in auto loans to individuals (1) (%)	21.1%	22.3%	23.8%	(1.2) p.p.	(1.5) p.p.

(1)	Source: Brazilian Central Bank.

Corporate

Our corporate segment aims to be the main distribution channel of the Santander Group to Brazilian and foreign and/or multinational corporate customers. The product offering ranges from simple cash accounts to mergers and acquisitions advisory services. We serve companies with annual gross revenues in excess of R$200 million located across Brazil through physical and digital channels. Our corporate business has been constantly evolving as a business line relying on a disciplined analytical toolkit, consistent communication, and workforce upskilling.

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

Our Portfolio of Products and Services

Payments and Loyalty

Cards

We operate in the credit and debit card market, catering to both account holders and non-account holders. Most of our customers consist of individuals, to whom we offer a range of cards to address each customer profile.

In 2023, we established our presence across the leading digital wallets in the Brazilian market. We also began offering the Sem Parar toll road tag and forged strategic partnerships that allowed us to expand into the live music segment.

Moreover, we introduced cards featuring a cash-back option for the middle and high-income segments, giving our customers the flexibility to choose between earning points through our Esfera loyalty program or receiving cash-back on their card statements. Furthermore, to attract new customers and boost the frequency of service usage, we rolled out promotions with offers, such as (i) two editions of the “Bateu Ganhou” campaign, which set monthly spending goals for customers and rewarded them with points, miles, or cash back; and (ii) the “Santander Super Black” campaign, which encouraged card usage for shopping during the month of November 2023.

Regarding our ESG efforts, we issued over 12 million recycled PVC cards in the year ended December 31, 2023, contributing to our ambition of achieving net zero greenhouse gas emissions by 2050.

In the SME segment, we offered customers the option to apply for a card through our app and continued to enhance our digital platform to enable: (i) businesses to autonomously serve and manage their credit lines and contracts; and (ii) the possibility of issuing a physical card at the time of signing up at our stores. Moreover, in 2023, we launched the Corporate Black Card, aimed at top executives of major corporations.

The following table shows key financial and operational metrics of our credit card business as of the dates and for the periods indicated.

	As of and for the Year Ended December 31,			Change between 2022 and 2023	Change between 2021 and 2022
	2023	2022	2021
Credit card portfolio market share (1)	9.7%	10.5%	12.4%	(0.8 p.p.)	(1.9 p.p.)
Credit card portfolio (in R$ billion)	53.9	50.5	48	6.7	5.2
Total card turnover (in R$ billion)	347.9	338.1	306.0	2.9	10.5
Credit card turnover (in R$ billion)	238.3	226.5	203	5.2	11.6
Total card transactions (in millions)	4,125.7	4,362.5	3,555.3	(5.4)	22.7
Credit card transactions (in millions)	2,000.3	2,344.5	1,859.1	(14.7)	26.1
Credit card share in household consumption (debit only) – Market overview (2) (%)	14.5%	16.2%	17.5%	(1.7 p.p.)	(1.3 p.p.)
Credit card share in household consumption (credit only) – Market overview (2) (%)	34.4%	34.1%	30.6%	0.3 p.p.	3.5 p.p.
Credit card share in household consumption (total: debit, credit, and prepaid) – Market overview (2) (%)	53.4%	53.8%	50.3%	(0.4 p.p.)	3.5 p.p.

(1)	Source: Brazilian Central Bank, as of September 30, 2023. Data for the fiscal year ending December 31, 2023 was not available as of the date of this annual report.
(2)	Source: ABECS – “Brand Monitor,” as of September 30, 2023. Data for the period ending December 31, 2023 was not available as of the date of this annual report.

Santander Way

Santander Way is an app designed for our cardholders, enabling them to manage their Santander Brasil cards with ease, anytime and anywhere. This comprehensive card management tool offers numerous functionalities, such as the ability to make payments, add cards to digital wallets, and participate in promotional campaigns, among other features. We are committed to regularly updating the application with new functionalities to further enrich the user experience.

Esfera

We believe our loyalty program, Esfera, creates avenues to boost revenues by expanding into new markets and leveraging cross-selling within our ecosystem. It boasts a dedicated website and mobile application. This platform enables customers to earn, buy, and redeem points for a range of products, services, and travel perks, including exclusive deals and discounts at Brazilian retailers and select partners. We recorded 54 million visits to the website and app during the year ended December 31, 2023, while our customer satisfaction index, as measured by the NPS, reached 79 points in the year ended December 31, 2023.

Payroll Loans

We provide payroll loans to both account holders and non-account holders. Loan repayments are automatically deducted from the customers’ monthly salaries by their employers and then transferred to Santander Brasil, significantly lowering our credit risk in comparison to other types of loans.

The following table sets forth certain key financial and operating data regarding our payroll loans as of the dates indicated.

	As of December 31,			Change between 2022 and 2023	Change between 2021 and 2022
	2023	2022	2021
Market share of the portfolio (1)	10.8%	10.1%	10.4%	0.7 p.p.	(0.3 p.p.)
Payroll loan portfolio (in R$ billions)	67.3	59.4	53.2	13.3%	11.7%

(1)	Source: Brazilian Central Bank, as of December 31, 2023, 2022 and 2021, as applicable.

Real Estate Loans

We offer long-term financing to our customers for the purchase of real estate, with the property itself acting as collateral for the loan. For this reason, a real estate loan is a strategic product due to its reduced risk and potential for improving customer loyalty.

We provide real estate financing that complies with regulatory standards for prime lending for this type of loan. This means: (i) capping the financing at a maximum of 90% of the property’s purchase price; (ii) requiring customers to have a minimum monthly income, verified by recent pay stubs and tax documents that confirm employment status or other income sources, enabling us to evaluate their creditworthiness; and (iii) ensuring that any additional debt combined with the financing does not surpass 35% of the client’s gross monthly income.

To streamline the property financing process for our customers, we have created an innovative digital platform, including digital signatures and electronic registration, ensuring a digital journey and structured data transmission directly to the property registry office.

The following table sets forth certain key financial and operating data regarding our real estate business as of the dates indicated:

	As of December 31,			Change between 2022 and 2023	Change between 2021 and 2022
	2023	2022	2021
	(in R$ billions, unless otherwise indicated)
Real estate loan portfolio	61.7	58.3	54.8	5.8%	6.4%
Individual real estate loan portfolio	59.5	56.3	53.0	5.7%	6.2%
Loan-to-value (1) – Origination (quarterly average %)	57.1%	60.8%	65.5%	(3.7) p.p.	(4.7) p.p.
Loan-to-value – Portfolio (%)	50.1%	50.1%	52.5%	0.0 p.p.	(2.4) p.p.

(1)	Ratio between loans and the value of the collateral, excluding home equity.

Home Equity

We offer a home equity financing solution named “UseCasa” for individuals and “UseImóvel” for businesses, where customers can secure a loan by using their property as collateral. We are the market leaders among private-sector banks in Brazil for this type of financing, holding a 21% portfolio market share as of November 30, 2023, according to ABECIP.

Microfinance

Prospera Santander Microfinance’s mission is to provide credit alternatives and financial guidance to micro and small entrepreneurs through a fully digitized process, empowering them to expand their businesses. Beyond offering microcredit solutions, we also deliver basic banking services to our unbanked customers, including checking accounts, debit cards, savings accounts, and point-of-sale terminals to accommodate diverse payment needs. The following table shows key financial and operating data from our microfinance operations as of the dates indicated.

	As of December 31,			Change between 2022 and 2023	Change between 2021 and 2022
	2023	2022	2021
Number of Prospera Microfinance stores	165	142	119	16.2%	19.3%
Microfinance loan portfolio (in R$ billion)	3.0	2.7	1.9	11.1%	38.4%

Consortiums (“Consórcios”)

Consortiums operate on a collaborative financing model, where a group of individuals and/or companies come together to purchase a specific asset in an egalitarian and self-funded manner. Contributions are pooled into a common fund, which is dedicated to acquiring the asset agreed upon at the start. Throughout the duration of the agreement, members of the consortium group receive the asset through lotteries and competitive bidding. Typically, consortium groups are formed for the purchase of durable goods, such as real estate and vehicles.

We provided a consortium offering for our customers aligned with the prevailing interest rate and credit conditions in the market. We endeavor to make this offering digital and expand the range of consortiums we offer.

	As of December 31,			Change between 2022 and 2023	Change between 2021 and 2022
	2023	2022	2021
Total consortium origination (R$ million)	15,997	14,662	10,327	9.1%	42.0%
Real estate consortiums origination (R$ million)	9,827	8,298	4,984	18.4%	66.5%
Consortium loan portfolio (in R$ billion)	38,600	32,208	26,332	19.8%	22.3%

Agribusiness

Agribusiness continues to be a key lever of our growth, and our primary focus is on advancing our agribusiness solutions. This entails expanding our operations to previously untapped geographical regions and making strategic investments in technology and talent.

As of December 31, 2023, our agribusiness portfolio (including credit, securities, and other products) amounted to R$53.7 billion. In 2021, we implemented a new commercial strategy in the agribusiness sector with the goal of offering our agribusiness products across all regions of Brazil. As a result, we were able to grow our agribusiness portfolio by 95.3% from December 31, 2021, to December 31, 2023.

We intend to further expand our agribusiness portfolio by offering a comprehensive range of solutions across the entire agribusiness supply chain, from providing support in financing equipment purchases to extending credit facilities to agricultural producers.

The following table sets forth certain key financial and operating data regarding our agribusiness portfolio as of the dates indicated.

	As of December 31,			Change between 2022 and 2023	Change between 2021 and 2022
	2023	2022	2021
	(in R$ billions, except for percentages)
Agribusiness portfolio (1)	53.7	37.8	27.5	42.1%	37.5%

(1)	Including credit, securities and other products.

Sim

Sim is a digital platform for financial solutions that offers personal loans, installment plans, and consumer financing options under the “buy now, pay later” model, all in an entirely digital manner and accessible to the general public. Our purpose is to drive more business for our partners while delivering the best purchasing experience for end customers.

Throughout 2023, our strategy was supported by the expansion of lower-risk offerings, predominantly featuring secured products. This approach led to an increase of 31% in the average ticket in the year ended December 31, 2023 compared to the year ended December 31, 2022.

emDia

emDia is a 24/7 omnichannel collection company offering its customers both call center and digital solutions. In 2023, we invested in the use of technology, focusing on hyper-personalization and a multichannel journey.

Return Capital

Return Capital specializes in managing and securitizing nonperforming assets. We actively seek cross-selling opportunities within our ecosystem, leveraging the flow of customers and the extensive reach of our business.

Ben

BEN Benefícios e Serviços Instituição de Pagamento S.A., or “Ben,” is a company specializing in employee benefits and corporate expense management. On July 24, 2023, we entered into binding agreements with Sodexo Pass International and Sodexo Pass do Brasil Serviços e Inovação Ltda. to establish a joint venture. For further details, please refer to “Item 4. Company Information — A. History and Development of the Company — Key Events.”

Insurance Ecosystem

We offer our insurance products through Santander Corretora de Seguros, helpS, Auto Compara, and Santander Auto S.A., or “Santander Auto.” Our insurance business as a whole generated R$11.6 billion in premiums in the year ended December 31, 2023.

Santander Corretora de Seguros

Santander Corretora de Seguros provides a diverse range of products designed to meet the needs of every customer profile. We offer a full portfolio of insurance and protection services, delivering all-encompassing solutions. Our portfolio spans life and personal accident insurance, vehicle and property coverage, credit insurance, as well as insurance for travel and banking transactions, among other products.

According to the 2023 SUSEP report, we are among the market leaders in personal insurance in Brazil (encompassing life, personal accident, and credit insurance), with a 13% share of the market’s premiums in 2023.

We are continually refining our insurance solutions to address the evolving needs of our customers, seeking to provide an improved experience from the initial purchase to policy renewal.

helpS

helpS is a personal assistance service offering round-the-clock solutions for a wide range of emergencies, available 24/7 in the domestic, automotive, pet, technology, gaming, and bicycle segments. In 2023, we launched helpS Health, a product that provides access to an extensive network of clinics and laboratories, as well as discounts on prescription medications.

Auto Insurance Ecosystem

The Brazilian insurance market is characterized by: (i) a low level of insurance penetration relative to its GDP; (ii) outdated technology and dominated by companies with low innovation rates that prioritize financial results (owing to a history of high interest rates); and (iii) a distribution network predominantly made up of retail brokers. Consequently, only approximately 30% of Brazilian vehicles were insured in 2023. In this context, we provide the following vehicle insurance solutions:

Santander Auto

Santander Auto provides a fully digital vehicle insurance solution that uses data analytics to set prices and features a one-click purchase process, seamlessly integrated with vehicle financing options.

Leveraging actuarial techniques and behavioral modeling, Santander Auto offers insurance quotes without requesting additional information from customers. This is possible with data that is already available to us.

Our objective is to grow the business by capitalizing on our ecosystem and engaging a larger portion of our customer base. This approach has been key in boosting our product penetration rate.

In the year ended December 31, 2023, we continued with the consolidation of our business and prepared for entry into other channels, such as Auto Compara. In the fourth quarter of 2023, Santander Auto achieved a product penetration rate of 29%, which represents a 7% increase in the number of policies sold compared to the fourth quarter of 2022.

Auto Compara

Auto Compara is a digital platform aggregating car insurance alternatives. We aim to deliver a comprehensive online experience for customers to obtain quotes and purchase insurance policies. As of December 31, 2023, we featured products from nine distinct insurance providers.

Consumer Finance

+Negócios | Santander Financiamentos

Our “+Negócios” platform enables credit simulations, processes credit approvals, and formalizes vehicle financing proposals, while also providing portfolio management reports.

Additionally, we offer the “+Fidelidade” program, a loyalty-building initiative aimed at providing incentives to banking correspondents based on their engagement with the entire Santander Brasil ecosystem. We centralize the business strategy in the program by implementing a loyalty journey for dealers and sellers.

Solution4Fleet

In 2021, we acquired Solution4Fleet, a consultancy that provides solutions for vehicle rental companies. Solution4Fleet caters to the entire ecosystem of a vehicle rental enterprise, covering both light and heavy-duty vehicles, including trucks, buses, and agricultural machinery—collectively known as green and yellow lines. Its suite of services spans pricing and sales management, fleet management, telematics, buying and selling of vehicles, financial services tailored to rental businesses, as well as a proprietary vehicle management system designed specifically for rental operations, among other services.

Webmotors

Webmotors is a Brazilian technology company that operates an online marketplace specializing in car buying and selling solutions for dealerships, original equipment manufacturers (or “OEMs”), and private sellers. On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded the sale of a 40% equity stake in Webmotors S.A. to Carsales. Following this transaction, Santander Corretora now retains a 30% stake, while Carsales holds a 70% stake in Webmotors. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Sale of portion of Santander Corretora’s shareholding in Webmotors.”

Companies

Santander Corporate & Investment Banking (SCIB)

We offer our customers a full range of services and products. Thus, our portfolio includes offerings that range from basic to tailor-made and highly complex solutions across the following areas:

•	Global Transaction Banking – responsible for the sale and management of local transactional banking products, including local loans, commercial financing options, funds from development banks, and cash management. This area is also responsible for the sale of global transactional products, financing for export and import (trade finance), guarantees, structuring of assets in foreign currency, in addition to raising funds from international banks.
•	Global Debt Financing – responsible for providing funds and financial advisory services for infrastructure projects, origination, and distribution of fixed income instruments in capital markets (local and international debt capital markets), financing for acquisitions, and syndicated loans in both local and foreign currency.
•	Investment Banking – provides advisory services for mergers and acquisitions, as well as for equity transactions in capital markets.
•	Equities – this division provides brokerage services for corporate, institutional, and individual investors in stocks and listed derivatives, in addition to offering research services.
•	Treasury Customers (Sales) – responsible for structuring and offering foreign exchange products, derivatives, and investments to customers across our various segments, including institutional investors, corporate customers, and individuals.
•	Market Making – responsible for pricing operations (foreign exchange and derivatives) for customers originated from the sales efforts of our corporate, institutional, private banking, and retail units. This area is also responsible for managing our proprietary books.
•	Energy Trading – performs transactions with both qualified and end customers, in addition to acting as a hedge and market-making provider in energy markets.

We received numerous awards related to capital markets and financial advisory services over 2023. A few of our most notable accolades are listed in the table below.

Company	Acknowledgments
Dealogic

December 2023

#5 Brazil M&A Deals by Advisor

#8 Brazil M&A Total Fee by Advisor

#3 Brazil ECM Deals by Advisor

#5 Brazil ECM Volume by Advisor (Equal apportionment)

#5 Brazil ECM Volume by Advisor (Full apportionment)

Anbima	November 2023 #3 Brazil DCM Local Capital Markets Origination by Volume #3 Brazil DCM Local Capital Markets Origination by Deals #5 Brazil DCM Local Capital Markets Distribution by Volume
BondRadar	December 2023 #1 Brazil DCM International Capital Markets Origination by Volume #1 Brazil DCM International Capital Markets Origination by Deals
Institutional Investor

Year 2023

#1 Best Analyst and sector in Electric & Other Utilities Research Brazil

#2 Best Analyst ESG Research Brazil

#3 Best ESG Team Research Brazil

#3 Best Analyst and sector in Food & Beverages Research Brazil

#6 Research Team

#7 Brazil Sales

Company	Acknowledgments
SRP America Awards	Best House for Structured Products Brazil 2023 Best Distribution Brazil 2023 Best Performance Brazil 2023
Brazilian Central Bank	November 2023 #1 Total FX by Volume
B3 – Bovespa	December 2023 #1 Brazil Commodities by volume #2 Brazil Structured Notes by volume #2 Brazil Derivatives by volume
Global Capital	Latin America Derivatives House of the Year 2023 Most Impressive Bank for ESG Capital Markets in Latin America 2023 Most Impressive Local Bank for Latin America Bonds - Brazil
GTR	Best Trade Finance Bank for LatAm 2023
Global Finance	Best Bank for Cash Management LatAm 2023 Best Debt Bank LatAm 2023
ICC	November 2023 #1 Brazil Local Trade Finance by volume
IFR	Latin American Bond of the Year 2023
Latin Finance

Infrastructure Bank of the Year 2023

Infrastructure Financing of the Year LatAm

Sustainable Infrastructure Financing of the Year LatAm

Renewable Energy Financing of the Year LatAm Power Financing of the Year LatAm

Cash Management

We provide online cash management solutions for corporate customers and SMEs through our internet banking and mobile banking platforms.

Our cash management service revenue streams encompass fees for providing the following offerings: (i) collections, where we assist customers in executing business transactions via printed or electronic payment slips; (ii) payments, facilitating the straightforward and automated handling of our customers’ accounts payable through individual transactions or batch processing via electronic file transfers; (iii) instant payments, enabling our customers to make and receive online payments with immediate account crediting or debiting (this service can be integrated with our collections, payments, or product acquisition offerings); (iv) payroll services, designed to streamline the distribution of wages and benefits to our customers’ employees using an online platform; (v) cash collection, entailing the acceptance of cash and check payments at the client’s point of sale; and (vi) custody services, through which we provide the custody, management, and deposit of predated checks until their respective clearing dates.

Moreover, we provide a variety of other revenue-generating products, each customized to suit our customers’ specific operational needs.

SX Integra

SX Integra is our digital platform for supply chain finance. Launched in September 2022, this channel aims to offer financial services to companies based on their receivables. Suppliers can advance their receivables without incurring any risk and are not required to act as our guarantor. Conversely, the buyers, who are predominantly large corporations, must be our account holders. They bear the transaction risks and are responsible for settling the invoices.

“Advance Program” (Programa Avançar)

In addition to our financial services, we also have the “Advance Program,” (Programa Avançar), a nonfinancial offering that caters to entrepreneurial customers and prospects. This initiative allows SMEs to access a wealth of resources, including educational content, courses with certificates, and events designed to enhance management and innovation, facilitate internationalization, foster team development, and cover other critical aspects of business. The program is accessible both online and in person, completely free of charge. We believe that the Advance Program is an important component of our offering to Brazilian entrepreneurs.

Furthermore, we provide a digital account solution that allows both corporate and individual entrepreneurs to access banking products and services through a completely digital experience.

Similarly, we also offer “Santander Copilot,” an enterprise resource planning tool tailored for our SME customers. This tool is integrated with Santander Digital channels and features functionalities such as invoice issuance, point-of-sale software, inventory management, and tax compliance.

Customer Funding

Our main sources of liquidity are customer funding through deposits and other bank funding instruments. These deposits, combined with equity and other instruments, enable us to meet most of our liquidity and legal reserve requirements.

For further information, please refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

Investments | Funding Plan Progress

Our investment ecosystem comprises a comprehensive investment solution designed to provide expert guidance and support in reaching our customers’ financial goals, grounded in five fundamental pillars:

•	Customer investment profile – We assess our customers’ circumstances to gauge their financial knowledge, investment horizons, liquidity needs, and the levels of risk they are willing to take on, among other considerations. This assessment is reviewed periodically to align with the client’s needs and applicable regulations.
•	Investment strategy – Our investment philosophy is focused on delivering long-term returns through a disciplined asset allocation process and mitigating market risks by diversifying across various asset classes.
•	Model portfolio – We craft strategic portfolios tailored to each customer’s profile and update our “Model Portfolio” on a monthly basis to align with prevailing market conditions and trends. This tactical approach is developed by our Asset Allocation Committee, which is comprised of a team of advisors and economists from our Economics department, the Santander Asset Management division, our Private Banking unit, and our brokerage firm (Santander Corretora).
•	Execution and implementation – To ensure the successful execution of our investment strategy, we offer a comprehensive suite of financial products, including banking instruments, bonds, equities, structured notes, open-architecture mutual funds, selected investment providers, real estate funds, and exchange-traded funds, among other capital market instruments. Our partnership with Zurich Santander complements this offering with a broad array of private pension plans.

•	Monitoring – Our advisory team conducts a thorough and regular review of our customers’ profiles, objectives, and performance with each client, ensuring that their investments adhere to the set parameters and recommendations provided by the model portfolio.

AAA

Launched in June 2022, AAA offers a comprehensive range of products, complemented by a sophisticated digital experience and expert guidance to further strengthen our investment advisory services. AAA provides an exclusive investment advisory service for high-net-worth individuals. To incentivize our AAA investment advisors, their remuneration includes a substantial variable component that is contingent on the results they generate for our customers. As of December 31, 2023, AAA had 1,439 investment advisors and was present in 124 cities across Brazil.

Toro

Toro is one of the pioneering investment platforms authorized to operate in Brazil. The platform aims to fully meet the investment needs of its customers, offering expert advisors and a customer-centric journey that integrates everything from financial education to order execution. Toro’s diverse product portfolio includes an open platform for equities, real estate investment trusts, exchange-traded funds, international stocks (offered through Brazilian depositary receipts), fixed income securities, bonds, mutual funds, and derivatives. Additionally, Toro provides a suite of financial apps, featuring tools for budgeting and financial consolidation, as well as a marketplace for related financial products. The acquisition of the totality of Toro enables us to maximize the offerings of equity and fixed income products, financial education, and engagement in content generation in our investment ecosystem.

Customer Service Channels

We provide our financial services and products to customers through a multichannel distribution network, which includes: (i) physical channels, such as branches, mini branches, and ATMs; (ii) remote channels, such as call centers; (iii) external channels, consisting of banking correspondents and third-party vendors of our products and services; and (iv) digital channels, including online banking and mobile banking platforms.

The following table provides an overview of the weight of each key distribution channel in our overall distribution system.

	For the Year Ended December 31,
	2023	2022	2021
		(%)
Internet banking	16.8	21.7	27.7
ATMs	1.7	2.4	3.6
Mobile (1)	80.1	73.6	62.3
Branches	0.5	0.6	1.1
IVR (2)	0.5	0.8	4.6
Call Center	0.5	0.9	0.7

(1)	Refers to the overall number of transactions, including those made by both account holders and single-product holders.
(2)	Interactive voice response (or “IVR”) is an automated telephone system that enables computer interaction with callers, who have the option to use their voice or the telephone keypad to communicate with the computer. The system collects information from callers and then directs them to the appropriate representative.

Digital Channels

In 2023, we broadened our development of innovative digital solutions, striving to consistently satisfy our customers’ needs. Below are certain highlights regarding our digital channels:

•	We achieved an NPS of 71 points for our digital channels in December 2023. In addition, 97% of transactions in the year ended December 31, 2023 were conducted digitally, with 614 million total visits per month on average in the year ended December 31, 2023.
•	In the year ended December 31, 2023, we entered into 46 million agreements through digital channels. In particular, in our investment funds business, agreements entered into through digital channels accounted for 76.7% of the total in the year ended December 31, 2023, a 3.7 p.p. increase in the year ended December 31, 2023 compared to the year ended December 31, 2022.

The table below presents certain operating data for our digital channels as of the dates indicated.

	For the Year Ended December 31,
	2023	2022	2021
	(in millions)
Number of digital customers(1)	20.8	20.4	18.3
Number of digital transactions(2)	12,142	9,813	7,482

(1)	We define digital customers as individuals who have utilized at least one of Santander Brasil’s digital channels, such as mobile or internet banking, within the 30 days prior to the end of the applicable year.
(2)	This figure refers to transactions conducted through internet banking, mobile banking, and other digital platforms.

Remote Channel

Our remote channel consists of voice customer services and sales, interactive voice response assistant, and human chat available to all customers.

We also improved our efficiency and raised our first-call resolution rate from 95% in the year ended December 31, 2022 to 96% in the year ended December 31, 2023.

Over the past few years, we have refined the channel by focusing on meeting customer needs and utilizing these interactions as opportunities to offer additional products and services to our customers. In the year ended December 31, 2023, we completed 3.5 million human customer service interactions per month and achieved an NPS of 71 points, which is an increase of 24 points compared to our NPS in the year ended December 31, 2022.

External Channel

Our external channel consists of outsourced sales representatives and banking correspondents who sell our products and services alongside our other channels. In the year ended on December 31, 2023, our external channels covered 45% of all Brazilian municipalities.

Physical Network

Our distribution network provides integrated financial services and products to our customers. The table below presents our physical distribution network, all located within Brazil, as of the dates indicated.

	As of December 31,
	2023	2022	2021
Branches	1,486	1,701	1,987
Mini branches	1,191	1,266	1,384
Own ATMs	9,406	11,527	12,561
Shared ATMs	24,169	24,374	24,255

Branch Network

Our branch network delivers our full range of products and services to customers. The following table shows the geographic distribution of our branches as of the dates indicated.

	As of December 31,
	2023	2022	2021
Northeast	10.80%	9.99%	9.74%
North and Midwest	9.00%	8.94%	8.42%
Southeast	65.50%	66.20%	67.31%
South	14.70%	14.87%	14.53%

Mini branches (“PABs”)

We provide everyday banking services to our SME customers, as well as to corporate customers and their employees, through our mini branches (“PABs”). These exclusive service locations are strategically placed within our customers’ buildings, including hospitals and universities. The presence of PABs at our customers’ facilities bolsters our relationships and fosters loyalty, as they benefit from the convenience of conducting banking transactions on-site at their workplaces.

Automated teller machines (“ATMs”)

We operate a network of 9,406 ATMs, including those located in our branches and mini branches. Furthermore, our clients have access to the “Banco24Horas” network, which consists of 24,169 self-service terminals. Through this network, our customers can access their accounts, conduct banking transactions, and purchase most of the products and services available in our portfolio.

Technology and Infrastructure

In 2023, we have made progress towards our objective of building an open and integrated digital platform for financial services, with a comprehensive set of personalized products offered through a simple, secure, stable multichannel experience along with customer support.

We launched Tools Digital Services, a company that provides scalable and automatic solutions, such as onboarding and accounting reconciliation services, to meet our customers’ operational needs. Currently, Tools has three operational facilities.

Additionally, we expanded our technology and innovation structure through F1RST Digital Services, which supports our technology strategy. We achieved improvements in employee engagement, evidenced by an increase in eNPS and a decrease in turnover due to our efforts to strengthen the F1RST brand, talent acquisition and investments in employee training and development.

The expansion of our technological community was also accompanied by several advances in our strategic pillars:

•	Technology teams merged with the business: Strengthening of partnership culture between business and technology through the implementation of 27 Business Domains, our functional structures for delivering technological solutions, placing the customer at the center of the strategy.
•	Innovative Architecture and Robust Engineering: Exploration of new technologies (e.g. generative AI models), along with the reinforcement of the community of IT systems architects and engineers with the goal of building flexible, modularized and secure systems.
•	Improved Infrastructure and Production: Improvement in the adoption of hybrid cloud architecture (public and private cloud) and increased stability and resilience of operations, through automated tests, reliability engineering, telemetry and assertive management of technological obsolescence and cyber vulnerabilities.
•	Improved Delivery: Upgrade of our agile delivery model by setting up a new model to measure developer productivity (F1RST Go) and the creation of specialized cross structures to support all Business Domains in specific technical subjects.

We believe these improvements are essential to ensure high-quality products and services in the context of increases in banking and digital channels utilization. We highlight below other initiatives carried out throughout 2023:

•	Investments: We expanded our digital ecosystem with the complete acquisition of Toro, enabling us to further extend the digital offer of investment products, as well as financial education content and personalized advice according to the investor’s profile. Our own investment portal, along with the products and services offered through Toro, brings us closer to our goal of being our customers’ first choice for their financial decisions.
•	Individual Bank Account (Digital Channels): We have provided Apple Pay to our customers in addition to already existing Google and Samsung Pay services, extending their contactless payment options via mobile.
•	Corporate Bank Account (Digital Channels): Driven by the ambition to be the bank of first choice for corporate clients, we have upgraded the digital experience by reshaping the home screen of our mobile application. We fostered innovation in open finance, by enabling payments with balances from other banking institutions via our mobile app and internet banking, simplifying payment management for our customers. We have also further expanded our offering of digital products by adding new journeys for repurchase agreement investments in our corporate internet banking, including customization of rates according to profile and simplifying the taxes display.
•	Credit Cards: We have upgraded digital services in our credit card mobile app Way through journey improvements in credit card registration with Apple Pay, the implementation of facial biometrics for a more efficient and secure login, and by adding a new “Secured Card Insurance” option, allowing customers to easily contract credit card insurance.
•	Customer Service: We carried out a transformation in our interactive voice response, focusing on increasing the first-call resolutions and implementing improvements, such as simplifying menus and establishing new journeys.
•	Insurance and Customer Assistance: We expanded our customer assistance services in our mobile app, providing the helpS Health service.
•	Data: We have strengthened our data-driven culture, from product design to customer service, through the Data Transformation initiative, which has supported the business in identifying potential customers, recommending adequate products, and predicting customer behavior.
•	Service Quality: We leveraged our capabilities to provide stable services to our customers. Combining the best practices of secure development, with automatic software deployment and internal quality controls, we increased our delivery speed for technological solutions, while reducing the volume of relevant incidents (which affect the availability of services). These advances generated positive impacts on our performance in Downdetector, which measures the availability of our services through user mentions, achieving a 38% decrease in the number of reports in the year ended December 31, 2023 compared with the year ended December 31, 2022.
•	Security: We launched the Safeharbor initiative to quickly respond to cyberattacks, especially data hijacking. We created an isolated infrastructure to store copies of data that could potentially be a target of cyberattacks and protect critical systems existing in our private cloud, reinforcing our protection barriers and making our operation more resilient, ensuring the continuity of our business.
•	Agribusiness: We extended our agribusiness ecosystem through technological solutions that bring more efficiency, agility, and security to the value chain. We provided automatic credit approval with harvest predictability, in addition to an optical character recognition solution, to recognize document images, accelerating the product contracting and while mitigating document errors.

•	Real Estate: Focusing on improving our customer’s experience, we provided digital signature and electronic registration through a digital journey, along with structured data sent directly to the registry office.

Communications and Marketing

We use a variety of tools to communicate with our employees and customers effectively. This includes not only traditional media, such as television, newspapers and print magazines, but also digital and innovative communication to make a difference in the lives of all those who are related, in some way, to Santander Brasil. In 2022, we launched a major debt renegotiation campaign called “Desendivida,” which provided better terms for customers to honor their commitments with us. This initiative featured influencers from the popular reality TV show Big Brother Brasil and, during an entire month, we dedicated time to this matter in our stores (two extra hours a day), in addition to a task force on a Saturday. We also introduced large-scale campaigns for consortiums (“consórcios”).

We continued with our monthly “Juntos com Mario Leão” live event, which is broadcasted via our “Santander Now” app to our employees. In 2023, Santander Now had over 105,023 views, primarily as a result of the following campaigns: “Eu Consumo Santander” (which offers differentiated and exclusive conditions for products and services for our employees), Horizontality (whereby we simplified the roles of the organization, now divided in a few groups), 10 years of Santander Select, Risk Week (a daily podcast), Phishing (click awareness), Your Voice (our human resources climate survey, globally), and Feedback and Diversity Themes (e.g. Women, LGBTQIAP+ and Race).

Externally, we ran 14 video ads on television and social media. In 2023, our communication campaigns resulted in over 14,177 mentions in the Brazilian national media (e.g., websites, newspapers and magazines), as well as nearly 10,354 reports published in local media. On social networks, we had more than 1,700 publications, with three billion impressions in 2023. We also strengthened our communications operations, both internally and externally, using new formats such as Pinterest, TikTok and WhatsApp. We created an Instagram profile dedicated to high-income customers, @SantanderSelect_Brasil. We held over 20 internal and external livestreams and events, which featured our leadership, experts and authorities discussing a broad array of subjects, including environmental, social and governance, or “ESG,” matters, the current economic environment, social investment, business, female leadership, entrepreneurship and culture. The “Legacy” event, organized in collaboration with Movimento Bem Maior and several of Brazil’s largest companies, on the role of philanthropy, was a highlight, as was the fifth edition of “Global Citizen,” held in partnership with the newspaper Valor Econômico, with an ESG-focused debate with participants such as Sanda Ojiambo, Chief Executive Officer and Secretary General of the UN Global Compact, and Jeremy Oppenheim, co-founder of SYSTEMIQ.

Sustainability Initiatives

The purpose of our sustainability initiatives is to contribute to the progress of people and businesses, while also supporting the development of a fairer and more sustainable Brazil.

In 2023, we connected with the entire sustainability ecosystem to ensure focus on capturing the value of our combined capabilities. We have also strengthened our relationships with employees, affiliates, suppliers, investors and the communities where we operate, promoting a positive agenda with these audiences.

Our sustainability efforts are carried out under our Social, Environmental and Climate Responsibility Policy, or “PRSAC,” which outlines social, environmental, and climate principles and directives for conducting business and engaging with the organization’s stakeholders. The PRSAC aims to prevent negative impacts and to maximize positive impacts arising from our financial operations and activities. The PRSAC meets the requirements of CMN Resolution No. 4,945.

We continue to follow the guidelines of the Global Reporting Initiative, of the Task Force on Climate-Related Financial Disclosures, and of the principles of Integrated Reporting. We also connect our activities to the UN Sustainable Development Goals. In 2023, we began considering the impact of the IFRS S1 and S2 standards, launched by the International Sustainability Standards Board, which will become mandatory for publicly listed companies in Brazil starting on January 1, 2026. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—New accounting criteria applicable to financial instruments, hedging, leasing agreements and accounting standards.”

Our main achievements in 2023 include the following:

Committed to the environment, we promote sustainable businesses, and we commit to being Net Zero by 2050

We report our emissions since 2009 and we have been carbon neutral since 2010. We publicly disclosed our scope 2 goal to achieve 100% renewable energy by 2025, a target we reached in 2023.

In 2021, we announced our commitment to achieve net zero emissions in our operations, credit and investment portfolios by 2050. Customer engagement will be the main pathway to achieving our reduction targets, enabling us to develop an understanding of the challenges and needs to support their transition to low-carbon business model.

To understand how to decarbonize our portfolio, we have focused on agribusiness in Brazil, a critical sector to achieve Brazil’s emission reduction targets. Agriculture comprises a complex and extensive value chain, with varying sources, types, and quantities of greenhouse gas emissions. To contribute to the advancement of methodologies for setting net zero targets in the agricultural sector, we participate in the Banking for Impact on Climate in Agriculture (B4ICA) initiative, coordinated by the World Business Council for Sustainable Development in partnership with the United Nations Environment Program Finance Initiative (UNEP FI), the Partnership for Carbon Accounting Financials (PCAF) and the Environmental Defense Fund (EDF), along with member banks.

In sustainable business, we developed our marketing and operations process to identify customers and sustainable practices and facilitated a total of R$23.1 billion in our loan portfolio. We maintained market leadership in CBIOS (decarbonization credits), with a 42% of market share in Brazil.

In 2023, Santander Brasil created the sustainable innovation department to carry out scalable innovative operations in emerging technologies and businesses, sustainable funding and other actions demonstrating our commitment to innovative sustainable finance. The department defined 12 priority segments in the bioeconomy, transport, low-carbon agriculture, and renewable energy sectors which it believes have market potential.

We created, together with three other companies, a “green” Agribusiness Receivables Certificate (Certificados de Recebíveis do Agronegócio, or CRA) transaction, worth R$17 million, seeking to overcome the shortage of loans aimed at sustainable agriculture projects and at the regeneration of degraded areas in the five biomes of Brazil, with a strong presence in the Amazon.

We joined the Alliance for Sustainable Mobility to provide financial solutions that empower the required infrastructure for electromobility and lower barriers to purchasing electric vehicles.

We structured the Brazilian Sovereign Sustainable Finance and Mandates Framework in connection with the first issuance of green bonds by the Brazilian federal treasury and participated in the R$7 billion green debentures issuance by a leading Brazilian energy company.

Three years after the creation of the Plano Amazônia, we evaluated the progress, challenges and lessons learned from this period, which led us to restructure the 10 measures initially defined around three strategic objectives: forest conservation, promotion of the bioeconomy and access to connectivity. For each of the strategic objectives we have projects anchoring our strategy. In “Forest Conservation,” we shared with FEBRABAN, the Brazilian Federation of Banks (Federação Brasileira de Bancos), the lessons learned from the implementation of a best practices guidelines developed for the meat supply chain. This led to the creation of a self-regulatory standard applicable to 22 banks in Brazil. Signatories of the standard commit to not provide credit to meat-packing industries that have illegal deforestation in their supply chain in the Amazon and the State of Maranhão. With respect to “Promoting the Bioeconomy,” the Jornada Amazônia Platform advanced as planned. We have launched five tenders that involved the training of 508 people, the selection of 70 startups for the pre-acceleration cycle and of 22 startups for the acceleration cycle. In addition, the Jornada Amazônia Platform launched a Micro CVC program that we believe will help attract investments in the market and create partnerships with large companies.

In 2023, we supported the Instituto Povos da Floresta (Forest People Institute) to fund the provision of fast and quality internet service to around 4,000 remote communities in the Amazon by 2025. Our support enabled a pilot project involving 30 communities to test the use of the Starlink service, a kit of batteries and installation of photovoltaic panels. As a result, 300 communities now have access to internet, 7,450 users are registered, and 23,000 individuals have benefited from this initiative.

In 2023, we also joined the Amazon Finance Network, which was launched at COP 28. This initiative seeks to generate sustainable impact in the Amazon with the aim of increasing investment flows, mobilizing capital, promoting financial inclusion and generating synergies with the public sector.

Community: For over 20 years contributing to building a more inclusive society, with access to education and financial products

We endeavor to generate social and economic inclusion for the most vulnerable communities in which we operate, connecting our entire business ecosystem and people to bring more results.

We support micro-entrepreneurs through Prospera Santander Microfinanças, in which we have a portfolio of R$3.0 billion (a 11% increase in the year ended December 31, 2023 compared to the year ended December 31, 2022).

For the past 25 years, we have invested in education through Santander Universidades, granting 184 thousand scholarships in 2023. We also held the fifth edition of Preparadão, including the first edition in the format of a job fair targeting young individuals looking for their first job, attracting over 10 thousand registrations.

To contribute to the social engagement of our employees, our volunteering program mobilized more than 2,700 attendances in 2023 in actions with the community, benefiting around 16 thousand people. Our campaign for winter clothing benefited more than 3,700 people in 2023.

The Amigo de Valor program, dedicated to safeguarding the rights of children and adolescents in vulnerable situations, reached its 21st edition. In a joint action between Santander Brasil, employees and customers, we enabled individuals and companies to allocate part of their income tax to municipal funds. We achieved a record mobilization of R$26 million in 2023, with 53% from Santander Brasil itself, 24% from employees, and 23% from clients. This amount will support around 11,400 children and adolescents and their families in 64 municipalities.

Promoting sustainability in our culture, intersecting throughout all our businesses

We continue to manage the key risks and opportunities within the sustainability scope. We have a diverse and independent board of directors, with 36% of members being women and 55% of members being independent as of December 31, 2023.

We expanded our internal training course offerings on sustainability topics to some of our affiliates. We monitor specific sustainability goals, which are used to evaluate the performance of executives and other employees and directly impact their variable compensation. We also worked on the development of sustainability practices with a group of about 90 suppliers, through opportunity analysis and action plans.

Our efforts in this area have been recognized by the following accolades in 2023:

•	Best ESG Companies of 2023 (Melhores do ESG 2023) by Exame magazine, which focuses on the companies that contribute the most to the evolution of sustainability and the development of the Brazilian market;
•	Euromoney Award by Euromoney magazine, in the support to SMEs category, with emphasis on financial inclusion and emerging markets. Santander Brasil contributed to financial inclusion and banking in Brazil;
•	Finance for the Future by Finance for the Future organization, for mobilizing the financial market on ESG issues;
•	GRI Awards by GRI Club organization, with the popularization of sustainable energy in infrastructure projects;

•	Fortune by Fortune magazine, in the ranking of companies that most change the world, due to our global presence in education;
•	IDIVERSA by B3, from Brazil’s main stock exchange, which recognizes companies that stand out in diversity actions;
•	ISE (Corporate Sustainability Index) by B3, which recognizes companies that stand out in sustainability;
•	The Banker by The Banker magazine, which recognized the Santander Group as the most innovative bank in the world; and
•	30% Club Brazil Award 2023 by 30% Club Brazil organization, which focuses on companies with 30% or more women on their Board of Directors.

Competition and Industry Transformation

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial services industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 69.4% of the credit and 69.4% of the deposits available in Brazil as of September 30, 2023, according to the Brazilian Central Bank and the interim financial statements of the aforementioned banks.

The following table shows the total loans and deposits of the five leading financial institutions in Brazil as of September 30, 2023:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil	Caixa Econômica Federal	Financial System
	(in billions of R$)
Total loans(1)	502.6	626.5	709.0	945.5	1,091.4	5,575.9
Total deposits(1)	460.7	610.8	895.7	546.6	508.4	4,326.9

(1)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (September 30, 2023). Data as of December 31, 2023 was not available as of the date of this annual report.

Insurance Coverage

We maintain insurance policies that are renewed annually in order to protect our assets. Substantially all of our branches, affiliates and administrative buildings are insured against losses caused by fire, lightning, explosions and other risks. Such coverage provides for the reimbursement of the costs of asset replacement.

In addition, we also maintain the following insurance policies:

•	policies against material and/or bodily damage caused to third parties for which we are held responsible;
•	policies against financial losses due to fraud or employee misconduct, among others;
•	directors’ and officers’ insurance policy for our management against third-party complaints regarding management acts. There are also insurance policies against crimes, employee dishonesty and damages arising out of public offerings; and
•	policies against hacker attacks and cybercrimes.

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

As of the date of this annual report, we own or have a license to use a total of 503 trademarks in Brazil, with Santander Brasil owning over 90 of these trademarks, while the remaining are owned by other companies of the Santander Group.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established by Law 4,595/64, as amended from time to time, or the “Banking Reform Law.” The Banking Reform Law created the CMN, responsible for establishing the general guidelines of monetary, foreign currency and credit policies, as well as regulating the institutions of the financial system.

Principal Regulatory Agencies

CMN

The CMN oversees the Brazilian monetary, credit, budgetary, fiscal, and public debt policies. The board of the CMN is composed of the president of the Brazilian Central Bank, the Minister of Planning, and the Minister of Finance, who also chairs the Board. Pursuant to the Banking Reform Law, the CMN is the highest regulatory entity within the Brazilian financial system, and is authorized to regulate the credit operations of Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s gold reserves and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil. In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM.

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

•	No financial institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In December 2017, the CMN enacted a new rule establishing that all such requests submitted to the Brazilian Central Bank must be approved within 12 months (subject to suspension of the term in some instances);
•	A Brazilian financial institution may not hold direct or indirect equity interests in any company located in Brazil or abroad registered as permanent assets without prior approval of the Brazilian Central Bank. The corporate purpose of such company shall be complementary or subsidiary to the activities carried out by the financial institution;
•	Brazilian financial institutions must submit for prior approval by the Brazilian Central Bank the corporate documents that govern their organization and operation, such as capital increases, transfer of headquarters, opening, transfer or closing of branches (whether in Brazil or abroad), election of the members of the statutory bodies and any corporate restructuring or alteration in the composition of their equity control. The requests for changes in control submitted to the Brazilian Central Bank must be approved within 12 months and requests for changes to organizational documents must be approved within three months (in both cases subject to suspension of the term in some instances);
•	Brazilian financial institutions must fulfill minimum capital and compulsory deposit requirements and must comply with certain operational limits;
•	A Brazilian financial institution may not own real estate, except for properties it occupies and subject to certain limitations imposed by the CMN. If a financial institution receives real estate, for example, in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank;
•	Brazilian financial institutions must comply with the principles of selectivity, guarantee, liquidity and risk diversification;
•	A Brazilian financial institution belonging to the segment one, or “S1” (i.e., banks with an asset base equivalent to over 10% of Brazil’s GDP or that engage in relevant international activity), as is our case, cannot lend more than 25% of its Tier 1 regulatory capital (patrimônio de referência) to a single person or a group and the maximum exposure to concentrated individual customers or group of connected customers of such Segment 1 financial institution is 600% of its Tier 1 regulatory capital (a concentrated individual client would mean, for the purpose of the proposed rule, any one client to which exposure is equal to or higher than 10% of its Tier 1 regulatory capital);
•	According to the Banking Reform Law, a Brazilian financial institution cannot carry out credit transactions with (i) its controlling shareholders, directors and members of other statutory bodies (fiscal, advisory and other) and their respective spouses and relatives up to second degree, (ii) the individuals or legal entities that hold a qualified interest (15% of the capital stock) in their capital, (iii) the legal entities in which they have qualified interest (direct or indirect), (iv) the legal entities in which they have effective operational control or preponderance in the deliberations, regardless of the equity interest, and (v) the legal entities with common directors or members of the board of directors. Such prohibition does not apply, subject to limits and conditions established by the CMN through the enactment of Resolution No. 4,693 in October 2018, to (i) transactions with a counterparty that has an officer or director in common with the financial institution providing credit, provided that the officer or director is considered an independent member in both entities, (ii) transactions carried out under market-compatible conditions, without additional benefits or different benefits when compared to the operations deferred to the institution to other customers with the same profile, (iii) credit operations that have as counterparty a financial institution that is part of the institution prudential conglomerate, provided that they contain contractual clauses of subordination, except in the case of overnight and loan transactions with other financial institutions specified by the law, (iv) the interbank deposits, according to the law, (v) the obligations assumed by related parties under the compensation and settlement services authorized by the Brazilian Central Bank or by the CVM and their respective counterparties and (vi) other cases authorized by the CMN;

•	The management of third-party assets must be segregated from other activities and must follow the regulations issued by the CVM;
•	The total amount of funds applied in permanent assets of the financial institutions cannot exceed 50% of their adjusted stockholders’ equity;
•	Brazilian financial institutions must comply with anti-money laundering, combating the financing of terrorism and anticorruption regulations;
•	Brazilian financial institutions must implement policies and internal procedures to control their systems of financial, operating and management of information, as well as their conformity to all applicable regulations;
•	Brazilian financial institutions must implement a policy for remuneration of board members and executive officers that is compatible with their risk management policies; and
•	The Banking Reform Law and specific regulations enacted by the CMN impose penalties on financial institutions in certain situations where applicable requirements, controls and requisites have not been observed. In addition, the Brazilian Central Bank may cancel the financial institution’s authorization to operate in certain situations. The cancellation of an authorization for operation of a financial institution may only occur upon the establishment and processing of the appropriate administrative proceeding by the Brazilian Central Bank.

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

In accordance with the Basel III standards, the Brazilian Central Bank created the additional core capital buffer (adicional de capital principal), which is composed of the sum of three buffers:

•	Core Capital Conservation buffer (Adicional de Capital Principal de Conservação), which was introduced to ensure that banks have an additional layer of usable capital that can be drawn down when losses are incurred. Whenever the buffer falls below 2.5%, automatic constraints on capital distribution (for example, dividends, share buybacks and discretionary bonus payments) will be imposed so that the buffer can be replenished.
•	Countercyclical capital buffer (Adicional Contracíclico de Capital Principal), which aims to protect the banking sector from periods of excess aggregate credit growth that have often been associated with the buildup of system-wide risks. The countercyclical capital buffer is fixed by the Financial Stability Committee (Comitê de Estabilidade Financeira) based on discussions about the pace of credit expansion, and currently is set zero (Brazilian Central Bank Communication No. 40,936/23). Should the requirement increase, the new percentage takes effect twelve months after the announcement.
•	Core Capital Systemic buffer (Adicional de Importância Sistêmica de Capital Principal), which is applicable to the S1 bank segment (banks with an asset base equivalent to over 10% of Brazil’s GDP or that engage in relevant international activity).

On March 16, 2020, due to the challenging macroeconomic environment resulting from the COVID-19 pandemic, the CMN issued Resolution No. 4,783 which established a phase-in percentage to be applied to the risk-weighted assets value for the purpose of calculating the capital conservation buffer. This percentage increased gradually until April 2022, when it reached 2.5%. Resolution No. 4,783 was subsequently replaced by Resolution No. 4,955 of October 21, 2021, which maintained the risk weighted asset percentage for the purposes of calculating the capital conservation buffer at 2.5%.

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

According to these rules, the largest Brazilian banks were required to maintain an LCR of at least 60% since October 2015. This ratio increased 10% annually until it reached 100% in 2019. The Brazilian Central Bank also released, in 2015, the local methodology for calculating the LCR to align the existing rules with the guidelines of the document “Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools” issued by the Bank for International Settlements in January 2013. In January 2017, the Brazilian Central Bank enacted a new rule amending the calculation method and procedures for disclosure of LCR information. The new regulation establishes a new possible stress scenario and, for purposes of LCR retail, includes spot and forward deposits.

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

Regulation Concerning Credit, Market, and Operational Risk

On March 16, 2022, the Brazilian Central Bank introduced Resolution No. 229, which took effect in July 2023. Aligned with the Basel III framework, this new directive enforces the minimum standard set by the Basel Committee on Banking Supervision (BCBS) for computing the capital requirement associated with credit risk under the standardized approach (RWACPAD). This regulation supersedes Brazilian Central Bank Circular No. 3,644, issued on March 4, 2013, in line with the stipulations of the Basel III framework.

The directive introduces a finer granularity to the weights applied to exposures, introducing refinements in the differentiation of credit risk within the prudential framework. It specifically targets financial institutions categorized in Segments 1 (S1), such as us, to Segment 4 (S4) that presently adhere to the standardized approach for credit risk assessment.

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

New Accounting Criteria Applicable to Financial Instruments, Hedging, Leasing Agreements and Accounting Standards

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

Furthermore, on March 28, 2023 and October 20, 2023, the Brazilian Central Bank and CVM issued Resolution No. 309 and Resolution No. 193, respectively. Resolution No. 309 establishes accounting procedures to define the components of financial instruments, which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets. It also establishes parameters to measure the expected loss associated with credit risk, including those for setting minimum levels of allowance for expected losses associated with credit risk, among other changes.

Meanwhile, Resolution No. 193 provides that publicly listed companies in Brazil, such as us, investment funds and securitization companies must prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board, or ISSB. The compliance with such standards will become mandatory as of the fiscal year beginning on January 1, 2026.

Resolution No. 193 came into effect on November 1, 2023 and Resolution No. 309 will come into effect on January 1, 2025.

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

Furthermore, on June 29, 2023, the CMN issued Resolution No. 5,089, which introduces changes to risk management requirements applicable to financial institutions, such as us. Pursuant to the new rule, country and transfer risks will be considered autonomous risks. Under the new rule, country risk is defined as the possibility of losses associated or incurred due to events related to foreign jurisdictions and transfer risk as the possibility of occurrence of obstacles in the currency conversion of the funds required for the settlement of obligations towards the financial conglomerate if these funds are held in a jurisdiction other than that where the respective settlement will take place. The amendments introduced by Resolution No. 5,089 came into effect on January 1, 2024.

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

New Rules Applicable to the Perfection and Enforcement of In Rem Collateral

On October 30, 2023, the President of Brazil approved Bill of Law No. 4,188/2021, leading to the enactment of Law No. 14,711. This legislation brings about significant alterations to the Brazilian legal landscape concerning collateral, with the objective of enhancing legal certainty, reducing interest rates on secured loans, and expanding credit accessibility for borrowers. Its primary objective is to address the existing issue of immobilized capital in the fiduciary sale of real estate, where, prior to this legislation, a property could not be utilized as collateral more than once. Consequently, Law No. 14,711 implements adjustments to Brazilian civil law to tackle this issue, including: (i) permitting a new fiduciary sale over the same property; (ii) extending an existing guarantee to a new debt; and (iii) introducing the figure of the collateral agent into the Brazilian legal framework. Additionally, the new law incorporates various enhancements concerning the perfection and extrajudicial enforcement of collateral, including the modification and repeal of outdated laws, alterations to collateral registration regulations, among other measures.

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

Furthermore, on August 24, 2023, the CMN issued Resolution No. 5,094 and the Brazilian Central Bank issued Resolution No. 339, which establish changes related to the issuance, registration, centralized deposit and negotiation of book trade acceptance bills (duplicatas escriturais), such as the establishment of a new settlement system for book trade acceptance bills and the provision to establish a contestation procedure by the bookrunner companies, which must be uniform, documented and with a response period of three days, when referring to the services of the bookrunner companies themselves.

Resolutions No. 5,094 and 339 came into effect on September 1, 2023.

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

On March 3, 2022, the Brazilian Central Bank issued Resolution No. 195/22, which regulates the SPI. Resolution No. 195/22 also approved the regulation with which the direct and indirect participants in the SPI must comply. Brazilian Central Bank Normative Ruling No. 243/22 establishes the procedures and timetable for the tests necessary to register as a direct participant in the SPI, Brazilian Central Bank Normative Ruling No. 291/22, in turn, establishes the procedures for the adherence to PIX.

According to the by-laws of the SPI, the participation in the SPI is mandatory for the participants of the PIX arrangement, and optional for (i) the clearinghouses and other providers of clearing services, and (ii) the National Treasury Department.

There are two types of participation in the SPI: (i) direct, in which the participant holds an instant payment account and is directly connected to the SPI; and (ii) indirect, in which the participant institution does not hold an instant payment account and its participation occurs via a direct participant to the SPI, responsible for registering the indirect participant in the SPI and to act as its clearing agent in the SPI for instant payments. Resolution No. 195/22 came into effect on April 1, 2022.

On August 12, 2020, the Brazilian Central Bank issued Central Bank Resolution No. 1, or “Central Bank Resolution No. 1/2020,” establishing the PIX System payment arrangement and approving the regulation governing it, or (the “PIX Regulations”).

Pursuant to Central Bank Resolution No. 1/2020, participation in the PIX System is mandatory for financial institutions and payment institutions authorized to operate by the Brazilian Central Bank that have more than 500,000 active customer accounts, considering cash deposit accounts, savings deposit accounts and prepaid payment accounts. Participation in the PIX System is optional for financial institutions and payment institutions that do not meet this threshold, as well as for the National Treasury Secretariat.

The PIX Regulation applies to all PIX System participants. According to the PIX Regulations, there are three types of participation: (i) transactional account provider, which is a financial institution or a payment institution that offers deposit accounts or payment accounts to end users; (ii) government entity, which is the National Treasury Secretariat, with the exclusive purpose of making collections and payments related to its activities; and (iii) special clearinghouses, that are the financial institutions and payment institutions that (a) within the scope of the PIX System, have the exclusive purpose of providing settlement services to other participants, (b) meet the requirements to act as settlement participant in the Brazilian Central Bank’s SPI, and (c) do not meet the criteria of mandatory participation in the PIX System.

Brazilian Central Bank Resolution No. 1/2020 came into effect on September 1, 2020. PIX System transactions started operating on a restricted basis through to November 3, 2020 and was fully as of November 16, 2020.

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

Furthermore, on September 28, 2021, the Brazilian Central Bank issued Resolution No. 147, which established security mechanisms specific to PIX transactions. The rule also details, within the scope of PIX, the measures established by Resolution No. 142, which applies to all electronic payment methods (including other types of electronic transfers available in Brazil, such as Transferência Eletrônica Disponível – TED or Documento de Ordem de Crédito – DOC). The security measures came into effect on November 16, 2021, with the exception of the new transaction limits, which came into effect on October 4, 2021. On September 26, 2023, the Brazilian Central Bank issued Resolution No. 342, which came into effect on September 28, 2023, and enhances rules mostly related to safety incidents involving PIX System. The rule mainly refers to communication to data subjects when any incidents involving personal data occurs, as well as the penalties that the institution participating in the PIX System are subject to in cases of noncompliance with technical and regulatory safety requirements.

On December 7, 2023, the Brazilian Central Bank issued Resolutions No. 360 and 361, which respectively amend the PIX Regulation and the PIX sanctions manual to include provisions related to automatic PIX transactions, a new solution within the PIX ecosystem that will permit PIX payments in automatic installments, which may be used, for instance, in online subscription payments.

Open Finance Regulation in Brazil

On May 4, 2020, the Brazilian Central Bank and the CMN enacted Joint Resolution No. 1, which regulates open finance. Open finance consists of the sharing of data and payment initiation services and forwarding credit transaction proposals, by financial institutions and other authorized entities (with customers permission) and the integration of information systems, through a phased-in approach and in a secure, prompt, accurate and convenient manner.

Among other topics, the resolution sets forth the mandatory and voluntary participating institutions, the data and services covered, the requirements for sharing, the responsibilities for sharing, the implementation schedule and the form of agreement to be entered into by the participating institutions.

According to the resolution, (i) financial institutions and prudential conglomerates belonging to the S1 or S2 segments, as is our case, are mandatorily required to fully participate in open finance; and (ii) institutions offering current or payment accounts or payment initiation services are required to mandatorily participate in open finance at least in regards to the sharing of data related to payment initiation services. The sharing of user data regarding payment initiation services sharing activity, though already in effect, is still subject to technical and user restrictions, which are being addressed by technological developments in the initiation sector.

On October 29, 2020, the Brazilian Central Bank issued Central Bank Resolution No. 32/2020, which sets forth the technical and operational requirements to be observed by institutions which participate in the Brazilian Open Finance System.

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

On October 26, 2023, the CMN and the Brazilian Central Bank issued Joint Resolution No. 7, which came into effect on October 30, 2023, and simplifies the process of renewing consents for data sharing in Open Finance. In order to ease the process for clients, the new rule allows participating institutions, such as us, to offer longer terms than the current 12-month limit for data sharing, while maintaining the provision permitting clients to revoke their consent at any time.

Regulatory Sandbox

On November 28, 2019, the Brazilian Central Bank published Public Consultation No. 72/2019, which ended on January 31, 2020, regarding the Controlled Testing Environment for Financial Innovations or “Sandbox” which is intended to enable institutions to test innovative financial and payment projects for a specified period.

After receiving comments on such Public Consultation, the CMN and the Brazilian Central Bank issued, on November 26, 2020, CMN Resolution No. 4,865/20 and BCB Resolution No. 29/20, to regulate the Sandbox. These rules set forth the applicable conditions for the implementation of the Sandbox, among which are the specific rules for the first cycle of tests, such as duration and number of participants, required documentation, criteria for the classification of institutions and the schedule for registration, selection and authorization processes of such entities. In November 2021, the Brazilian Central Bank selected developers’ projects for the first cycle, which lasted for one year and was extended for a second year through November 2023. As of the date of this annual report, a second cycle still has not commenced.

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

Changes to Rules Applicable to Agribusiness Receivables Certificates, Real Estate Receivables Certificates and Other Incentivized Instruments

On February 1, 2024, the CMN introduced changes to the eligible collateral for the issuance of agribusiness receivables certificates (certificados de recebíveis do agronegócio, or “CRA”) and real estate receivables certificates (certificados de recebíveis imobiliários, or “CRI”) through Resolution No. 5,118, dated February 1st, 2024. Similarly, through Resolution No. 5,119, also dated February 1st, 2024, the CMN made adjustments to eligible collateral and maturity periods for agribusiness credit letters (letras de crédito do agronegócio, or “LCA”), real estate credit letters (letras de crédito imobiliárias, or “LCI”), and guaranteed real estate letters (letras imobiliárias garantidas, or “LIG”).

In relation to CRIs and CRAs, Resolution No. 5,118 prohibits that these certificates be backed by debt securities issued by (i) publicly held companies or related parties of such companies, unless the company’s primary business activity is real estate (for CRI) or agribusiness (for CRA); and (ii) financial institutions or other institutions authorized by the Brazilian Central Bank, such as us. The following credit rights are also no longer eligible to back CRIs or CRAs: (i) transactions with related parties (e.g., lease agreements, sale & leaseback agreements within the same group); and (ii) credit rights arising from financial transactions used for expense reimbursement. These adjustments will apply to CRA and CRI issuances from the rule’s publication date onwards, and will not affect existing contracts.

Regarding LCAs, starting from July 1, 2024, Resolution No. 5,119 prohibits the use of funds raised through this instrument for rural credit benefiting from Brazilian federal subsidies. Additionally, the CMN now restricts the use of certain credit instruments as collateral, gradually limiting the use of controlled rural credit transactions in LCA collateral until July 1, 2025. The minimum maturity period for LCAs has been extended from 90 days to nine months to encourage longer-term funding.

In terms of LCIs, Resolution No. 5,119 also establishes acceptable real estate credit types as collateral, with a focus on actual real estate transactions, and extends the minimum maturity period for these instruments from 90 days to 12 months, aligning the maturity period with eligible collateral transactions. Similarly, rules applicable to LCIs are extended to LIGs to avoid double tax benefits without new real estate credit origination. These adjustments will apply to LCI and LIG issuances from the CMN’s decision onwards, with existing contracts unaffected by the changes.

Both resolutions entered into effect on February 2, 2024, with the exception of the prohibition of the use of proceeds from LCA issuances for rural credit benefiting from Brazilian federal subsidies, which will apply as of July 1, 2024.

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

Furthermore, Law No. 14,690 was promulgated on October 3, 2023. This law limits the interest rates charged on revolving credit provided in connection with credit cards and other post-paid instrument invoices and ratifies the emergency program for renegotiation of debts of individuals in default depending on the debtor’s category, which in turn depends on the size of the debtor’s debt (Desenrola Brasil). In light of the changes introduced by this rule, the CMN and the Brazilian Central Bank issued Resolution No. 5,112 and Resolution No. 365, respectively, on December 21, 2023, establishing: (i) that from January 3, 2024, interest and other financial fees charged over the financing of the outstanding balance of credit card and other post-paid instrument invoices may not exceed the principal amount of the financed debt; (ii) rules related to the portability of credit transactions granted in the context of post-paid payment instrument financings (such as credit cards); and (iii) transparency and financial education measures to be adopted by financial and payment institutions.

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

Financial institutions must maintain records of all transactions, products and services contracted, including withdrawals, deposits, contributions, payments, receipts and transfers of funds. Additionally, the institutions must also keep specific records of (i) transactions in cash with an individual value greater than R$2,000.00; (ii) deposit or cash transactions of an individual value equal to or greater than R$50,000.00; and (iii) withdrawal transactions, including those carried out by check or money order, with an individual value equal to or greater than R$50,000.00.

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

In connection with the aforementioned change, the know-your-client, or “KYC” procedures were also improved and include the identification, qualification and classification of the customer, compatible with the risk profile, the nature of the relationship with the AML policy and the institution’s internal risk assessment, which must be permanently reassessed, according to the evolution of the business relationship and the risk profile of the client. The procedures must also include the verification of the client’s (including their representatives’, family members’ or close collaborators) condition as a Politically Exposed Individual, as well as consider them in the monitoring, selection and analysis of transactions and situations with indications of suspected money laundering or terrorist funding.

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

In 2023, the CMN and the Brazilian Central Bank issued Joint Resolution No. 6 and Resolution No. 343, which established the obligation for financial institutions such as us and other entities authorized by the Brazilian Central Bank to share among each other information about frauds occurred within the National Financial System, and the

SPB, subject to the customer’s prior contractual consent. The rule aims to reduce the asymmetry of data and information faced by these institutions to support procedures and controls in their fraud prevention processes, as well as improve their practices. Both resolutions entered into effect on November 1, 2023.

Brazilian Anticorruption Law

Law No. 12,846/13 of August 1, 2013, or the “Brazilian Anticorruption Law” establishes that legal entities will have strict liability regardless of fault or willful misconduct for acts against the public administration carried out in their interest or for their benefit. The Law encompasses not only performance of acts of corruption but also performance of other injurious acts contrary to the Brazilian or foreign public administration.

Corporations that violate the Brazilian Anticorruption Law’s provisions will be subject to heavy penalties, some of which may be imposed through administrative proceedings and others solely through judicial channels. The Brazilian Anticorruption Law also creates a leniency program under which self-disclosure of violations and cooperation by corporations might result in the reduction of fines and other sanctions.

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

Data Protection Requirements

Brazil

The LGPD (Lei Geral de Proteção de Dados) was published in the Federal Official Gazette on August 15, 2018, and was amended by Law No. 13,853/19. The LGPD came into effect in September 2020, except for its administrative sanctions, which came into effect on August 1, 2021, pursuant to Law No. 14,010/20, which delayed the applicability of certain provisions of the LGPD.

Before the LGPD, Brazil lacked regulations specific to data privacy and a data protection authority. Despite this, privacy has been generally protected through the Brazilian Federal Constitution, the Civil Code (Law No. 10,406/2002), the Consumer Protection Code (Law No. 8,078/1990) and the Civil Rights Framework for the Internet (Law No. 12,965/2014 and the Decree No. 8,771/2016).

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

Violation of the LGPD may result in administrative penalties (in addition to civil liabilities), including among others (i) warnings; (ii) fines up to 2% of the revenue of the company, group or conglomerate in Brazil in the last financial year, capped at R$50.0 million per offense, (iii) daily fines; (iv) disclosure of the offense; (v) blocking of the personal database to which the offense refers, until the processing activity is corrected; (vi) elimination of the personal data to which the offense refers; (vii) partial or total suspension of the operation of the database to which the offense refers for a maximum period of six months, extendable for the same period; (viii) suspension of the processing of personal data to which the infringement refers for a maximum period of six months, extendable for the same period; and (ix) partial or total prohibition of the performance of any activities relating to data processing. Any administrative sanctions will be applied in accordance with Resolution CD/ANPD No. 4/2023. Determining the applicable sanction will depend on: (i) the gravity of the infraction being classified as “light,” “medium” or “high”; and (ii) the ANPD’s understanding of the proportionality of the sanction in relation to the infraction committed.

In addition, other authorities in Brazil can apply the LGPD through administrative procedures or lawsuits. The Department of Consumer Protection and Defence (PROCON) or the Brazilian Public Federal Prosecutor’s Office (Ministério Público Federal) responsible for consumer rights, and individuals and nongovernmental or private associations, for example, could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals.

Moreover, Law No. 13,853/2019 created the Brazilian National Data Protection Authority, or “ANPD,” which has powers and responsibilities analogous to the European data protection authorities, exercising a triple role of (i) investigation, comprising the power to issue norms and procedures, deliberate on the interpretation of the LGPD and request information of controllers and processors; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, with the responsibility to disseminate information about and foster knowledge of the LGPD and security measures, fostering standards for services and products that facilitate control of data, and elaborating studies on national and international practices for the protection of personal data and privacy, among others.

The ANPD is a government agency subordinated to the Brazilian Ministry of Justice and Public Safety. It is composed of five commissioners, appointed by the President of Brazil, and advised by a National Council for the Protection of Personal Data and Privacy, composed of 23 unpaid members.

Other

In addition, we are subject to Regulation (EU) 2016/279 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”). The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million, and fines of up to 2% of annual worldwide turnover or €10 million (whichever is highest) for other specific infringements. Additionally, following the United Kingdom’s withdrawal from the EU, we also are subject to the UK General Data Protection Regulation (“UK GDPR”) (i.e., a version of the GDPR as implemented into UK law). While the UK GDPR currently imposes substantially the same obligations as the GDPR, the UK GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the United Kingdom government). Moreover, the United Kingdom government has publicly announced plans to reform the UK GDPR in ways that, if formalized, are likely to deviate from the GDPR, all of which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses.

Regulations on Cybersecurity

Financial institutions must follow certain cyber risk management and cloud outsourcing requirements which apply to the design and adaptation of internal controls, namely CMN Resolution No. 4,893/2021, which requires financial institutions to institute a Cybersecurity Policy, as well as regulates the outsourcing of relevant data processing and storage and cloud computing services and CVM Ruling No. 35/2021, which sets forth the standards and procedures to be observed in security transactions carried out in regulated securities markets requiring the implementation of cybersecurity controls and data protection. Policies and action plans to prevent and respond to cybersecurity incidents were fully compliant and in place by December 2021. Data location and processing may occur inside or outside Brazil, but access to data stored abroad must be granted at all times to the Brazilian Central Bank for inspection purposes. The contracting of relevant processing services must be communicated to the Brazilian Central Bank within 10 days from the execution of the agreement. See “Item 3. Key Information—D. Risk Factors— Risks Relating to the Brazilian Financial Services Industry and Our Business—Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks” and “Item 16K. Cybersecurity.”

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

On October 3, 2023, the President of Brazil approved Law No. 14,690, which ratifies the emergency program for renegotiation of debts of individuals in default depending on debtor category, which in turn depends on the amount of the debtor’s debt (Desenrola Brasil). Pursuant to this rule, the CMN and Central Bank issued Resolution No. 5,112 and Resolution No. 365, respectively, establishing other measures to prevent debtor default and consumer over-indebtedness, including rules related to the portability of credit transactions granted in the context of post-paid payment instrument (such as credit cards) financings and rules relating to transparency and disclosure of the total amount of interest and fees charged over post-paid payment instrument financing to consumers, among other matters. Resolution No. 5,112 came into effect on December 26, 2023. However, the provision relating to the limitation on interest rates will be applied to all new financings from January 3, 2024 onward and portability and transparency rules will only come into force on July 1, 2024.

Furthermore, on December 26, 2023, the CMN and the Brazilian Central Bank published Joint Resolution No. 8, which requires the institutions authorized to operate by the Brazilian Central Bank to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy and the provision of financial literacy content and tools in an appropriate language, channel, and timing in order to suit them to the characteristics and needs of clients and users. This rule will come into effect on July 1, 2024.

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

Virtual Assets and Virtual Asset Service Providers

In Brazil, the virtual asset market is governed by Law No. 14,478/2022, which set the guidelines for the provision of virtual asset services and for the regulation of virtual asset service providers, or “VASPs.” Under

Decree No. 11,563/2023, the Brazilian Central Bank is responsible for authorizing, regulating and supervising the entities qualifying as VASPs under Law No. 14,478/2022 – which excludes virtual assets qualifying as securities (among others). As of the date of this annual report, the Brazilian Central Bank has not issued regulations governing the licensing process and other topics involving VASPs in Brazil.

However, on December 14, 2023, the Brazilian Central Bank published Public Consultation No. 97 to gather input from the market for regulating the activities of VASPs, based on Law No. 14,478 of 2022. This questionnaire-style public consultation addresses mainly the following topics: asset segregation and risk management, use of virtual assets in cross-border payments and direct investments, consolidation of activities and virtual asset trading subcontracting of essential services, rules of governance and conduct, cybersecurity, disclosure and customer protection and transition rules.

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

Law No. 14,286 came into effect on December 30, 2022.

In 2022, the CMN and the Brazilian Central Bank established new guidelines for transactions performed in the foreign exchange market, through the issuance of Resolutions Nos. 277 and 280, of December 31, 2022.

Such rules aim to regulate the New Foreign Exchange Law in respect to the inflow and outflow of Brazilian currency and foreign currency to and from Brazil, repealing and replacing several rules that previously regulated the topic, including Circulars Nos. 3,691 and 3,690 of December 16, 2013. The main changes brought forth by Resolution No. 277 include: (i) enabling authorized institutions, such as us, to carry out foreign exchange transactions in a free format while observing the guidelines established by the Brazilian Central Bank (as opposed to the former rules, which required that authorized institutions execute a standard agreement with clients); (ii) enabling authorized institutions to use their own criteria to request or waive supporting documentation prior to the execution of a foreign exchange transaction, considering the client’s internal risk profile within the institution and the characteristics of the transaction; and (iii) simplifying the process for the classification of foreign exchange transactions, considering that the New Foreign Exchange Law establishes that the purpose shall be made clear by the client (as opposed to the former rules, whereby the classification of the purpose of the transactions was the responsibility of the authorized institutions, which were liable for any inaccuracy). Likewise, Resolution No. 280 establishes the definitions of “resident” and “non-resident” to be applied to individuals and legal entities, which are now materially equivalent to that of a domestic current or payment account.

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

Following the enactment of Decree No. 10,029, the Brazilian Central Bank published, on January 22, 2020, Circular No. 3,977 recognizing as an interest of the Brazilian government the foreign holding of equity or increase in equity interest of financial institutions headquartered in Brazil (which is still subject to the same requirements and procedures applicable to the acquisition of equity in any Brazilian financial institution), as well as the opening of local branches of foreign financial institutions. However, since Santander Brasil had already been granted a specific presidential decree authorizing the foreign interest in its share capital, prior to Decree No. 10,029/19 being issued it does not affect its operations in Brazil.

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

CMN Resolution No. 4,935 came into effect on February 1, 2022.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2023, CI$1 was equivalent to R$5.868 according to the Brazilian Central Bank.

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

U.S. Financial Regulatory Reform

Santander Brasil is a subsidiary of Santander Spain, a foreign banking organization, or “FBO,” with operations in the United States. As a subsidiary of Santander Spain, Santander Brasil is subject to certain U.S. financial regulatory laws and rules. In addition to regulations, the U.S. financial regulatory agencies may issue policy statements, interpretive letters and similar written guidance.

Financial regulatory statutes and rules are continually under review by the U.S. Congress and U.S. financial regulatory agencies. Under the current U.S. administration, banking organizations, including large FBOs, may become subject to increased scrutiny and more extensive legal and regulatory requirements than under the prior presidential and congressional regime. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking regulators, including due to any changes to the U.S. administration that may result from the 2024 U.S. presidential election, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously.

Volcker Rule

Owing to its status as a subsidiary of an FBO, Santander Brasil is subject to Section 13 of the U.S. Bank Holding Company Act and its implementing rules (collectively, the “Volcker Rule”). The Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in “covered funds,” in each case subject to certain exceptions. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The Group has adopted processes to establish, maintain, enforce, review and test the compliance program designed to achieve and maintain compliance with the Volcker Rule. The Volcker Rule contains exclusions and certain exemptions for, among others, market-making, hedging, underwriting, trading in U.S. government and agency obligations and certain foreign government obligations, and trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. Santander Spain’s non-U.S. banking organization subsidiaries, including Santander Brasil, are largely able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions from the Volcker Rule. Those exemptions generally exempt proprietary trading, and sponsoring or investing in covered funds if, among other restrictions, the essential actions take place outside the United States.

Santander Spain will continue to monitor Volcker Rule-related developments and assess their impact on its operations, including those of Santander Brasil, as necessary.

Other U.S. Financial Regulations

Santander Spain is subject to other U.S. financial regulatory regimes that do not directly apply to Santander Brasil based on the current scope of its operations. For example, Santander Spain, as a Category IV FBO, and Santander Holdings USA, Santander Spain’s U.S. intermediate holding company, or “IHC,” as a Category IV IHC, are subject to enhanced prudential standards imposed by the Board of Governors of the Federal Reserve System, or the “Federal Reserve Board,” on large banking organizations that exceed certain asset thresholds. Enhanced prudential standards include risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, capital planning and stress testing requirements, resolution planning requirements, and risk management requirements. Category IV institutions are subject to the least exacting level of enhanced prudential standards.

In addition, Santander Spain is provisionally registered as a non-US swap dealer with the CFTC and is conditionally registered as a non-US security-based swap dealer with the SEC. As such, Santander Spain is subject to certain clearing, exchange trading, uncleared swap margin, business conduct, reporting and other requirements.

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

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law No. 6,024 of March 13, 1974, or “Law No. 6,024,” which establishes the applicable provisions in the event of intervention or extrajudicial liquidation by the Brazilian Central Bank, as well as to bankruptcy proceedings.

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

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish a RAET, under Law 9447, dated March 14, 1997 combined with Law No. 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and nonfederal public financial institutions that allows institutions to continue to operate normally. The RAET may be ordered in the case of an institution that:

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

On December 24, 2020, Law No. 14,112, or “Law No. 14,112/20,” was passed. Law No. 14,112/20 overhauls the current Bankruptcy Law in several material aspects. Law No. 14,112/20 came into effect on January 23, 2021. Certain changes arising from this new legislation may affect enforcement and priority matters, such as: (i) the possibility of creditors putting forward an alternative judicial reorganization plan; (ii) new rules on the approval of post-petition loans in judicial reorganization and on priority claims in case of conversion to bankruptcy liquidation; (iii) more flexible quorum and mechanics in the extrajudicial reorganization process; (iv) new rules to expedite the bankruptcy liquidation process; (v) new methods for restructuring of the debtor’s tax liabilities and installment payments, as well as new taxation schemes; and (vi) incorporation of rules on cross-border insolvency proceedings into the Brazilian framework.

Law No. 14,112/20 replicates, with some adjustments, the provisions of the UNCITRAL Model Law on Cross-Border Insolvency. As a result, Law No. 14,112/20 sets out some rules on access of foreign representatives to courts in Brazil, the method and requirements for recognition of foreign main and ancillary proceedings, authorization for the debtor and his representatives to act in other countries, methods of communication and cooperation between foreign authorities and representatives and the Brazilian jurisdiction, and the processing of concurrent proceedings.

Law No. 14,112/20 also sets forth, among other measures, (i) a protection for creditors that agree on the conversion of debt into equity against potential transfer of liability with regard to the debtor’s obligations; (ii) the stay period and constraints on the assets of the debtor under judicial reorganization; (iii) conciliation and mediation measures before and during judicial reorganization proceedings; and (iv) the rules on procedural and substantive consolidation. Law No. 14,112/20 also sets out that a bankruptcy decree does not reach beyond the bankrupt itself, save when the disregard doctrine is to apply.

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

Administrative Proceedings in the Brazilian National Financial System, the Brazilian Payment System and Capital Markets

Law No. 13,506 of November 13, 2017 or “Law No. 13,506/17” applies to entities authorized or supervised by the Brazilian Central Bank or by the CVM, as well as to market participants. Some of the key aspects of Law No. 13,506 are that: (i) it increases the maximum fine applicable by the Brazilian Central Bank from R$250,000 to R$2 billion or 0.5% of the revenues of the company arising from services and financial products in the year prior to the violation; (ii) it increases the maximum fine applicable by the CVM from R$500,000 to R$50 million; (iii) it makes additional types of violations subject to penalties; (iv) it provides that the penalty of “public admonition” may be cumulative to other penalties applicable by the Brazilian Central Bank; (v) it provides that Brazilian Central Bank may enter into cease-and-desist commitments; and (vi) it provides that the Brazilian Central Bank and the CVM may enter into administrative agreements similar to leniency agreements.

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

Automatic Debit of Banking Accounts

On March 26, 2020, CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. The new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client, and provides for the procedures for the authorization and cancellation of automatic debit payments. The new rule came into force on March 1, 2021, CMN Resolution No. 4,790 repealed CMN Resolution No. 4,771.

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

On December 30, 2016, Complementary Law No. 157/2016 was enacted. This legislation establishes a minimum rate of 2% for these types of taxes, no reductions or deductions being permitted. This legislation provides that the following services are subject to ISS in the municipality in which the service taker is located: (i) card management, including POS services, that may be paid to the municipality where the corresponding POS device has been registered; (ii) leasing; (iii) fund management; and (iv) consortiums (“consórcios”).

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

In June 2023, the Brazilian Supreme Court declared the provisions of Complementary Law No. 157/2016 and Complementary Law No. 175/2020 unconstitutional, maintaining the payment of ISS at the service provider’s headquarters.

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

Financial income from nonfinancial companies is taxed at the rate of 0.65% and 4%, respectively, pursuant Decree No 8,426/2015.

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

Transaction (1)	Maximum Legal Rate	Current Rate
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
		4.38% on credit card transactions as from January 2, 2024.
		4.38% on withdrawals abroad using credit or debit cards as from January 2, 2024.
		4.38% on purchase of traveler’s checks or loading of international prepaid card as from January 2, 2024.
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
		0% for interbank transactions.

Transaction (1)	Maximum Legal Rate	Current Rate
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

Income Tax Levied on Capital Gains

Law No. 13,259, of March 16, 2016 or “Law No. 13,259/16” introduced the application of progressive tax rates for income taxation over capital gains recognized by Brazilian individuals and by holders that are not domiciled in Brazil for purposes of Brazilian taxation (“Non-Resident Holders”) on the disposition of assets in general. Under Law No. 13,259/16, the income tax rates applicable to capital gains realized by these investors would be: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million.

The provisions of Law No. 13,259/16 may apply to Non-Resident Holders pursuant to CMN Resolution No. 4,373, provided such Non Resident Holders are not located in a Tax Haven. However, Non Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution No. 4,373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and will continue to be taxed at a rate of 25%.

Most transactions carried out by Non-Resident Holders pursuant to CMN Resolution No. 4,373 and that result in capital gains are subject to taxation at a fixed 15% rate, provided they are not located in a Tax Haven.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this report:

(a)	Santander UK holds seven blocked accounts for five customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2023 were negligible relative to the overall profits of Banco Santander S.A.
(b)	Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended December 31, 2023.
(c)	Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander Brasil on these accounts in the year ended December 31, 2023 were negligible relative to the overall profits of Banco Santander S.A.
(d)	The Santander Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2023 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

This is considered a Temporary Special Liquidity Credit Facility, and was another measure to offer financial institutions more liquidity in their transactions. The loans established in Resolution No. 4,786/20 were available to financial institutions until April 30, 2020 and could have been engaged for a 125 business day term, which could have been extended, at the Brazilian Central Bank’s discretion, for another 125 business days, and could have provided the maximum term of 359 calendar days.

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

The selected statistical information set forth below includes information as of and for the years ended December 31, 2023, 2022 and 2021 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information— A. Selected Financial Data.”

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income – Volume and Rate Analysis” and “—Assets—Earning Assets – Net Interest Spread,” (i) we have stated average balances on a gross basis, before netting impairment losses, except for the total average asset figures, which include such netting, and (ii) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages. We stop accruing interest on loans once they are more than 90 days past due. All our non-accrual loans are included in the table below under “—Other assets.”

	For the Year Ended December 31,
	2023			2022			2021(1)
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	163,324	13,808	8.5%	88,740	10,202	11.5%	58,494	2,581	4.4%
Domestic	150,737	12,744	8.5%	76,131	8,752	11.5%	49,162	2,169	4.4%
International	12,587	1,064	8.5%	12,609	1,450	11.5%	9,332	412	4.4%
Loans and amounts due from credit institutions	31,968	2,235	7.0%	71,836	2,722	3.8%	95,513	1,116	1.2%
Domestic	31,560	2,206	7.0%	71,329	2,713	3.8%	93,568	1,093	1.2%
International	408	29	7.0%	507	9	1.9%	1,945	23	1.2%
Of which:
Reverse repurchase agreements	77,755	10,145	13.0%	49,357	7,197	14.6%	45,458	2,154	4.7%
Domestic	77,755	10,145	13.0%	49,357	7,197	14.6%	45,458	2,154	4.7%
International	—	—	—	—	—	—	—	—	—
Loans and advances to customers	539,293	81,331	15.1%	503,548	73,596	14.6%	461,141	55,775	12.1%
Domestic	539,293	81,331	15.1%	503,548	73,596	14.6%	461,141	55,775	12.1%
International	—	—	—	—	—	—	—	—	—
Debt instruments	225,184	24,195	10.7%	213,647	22,002	10.3%	224,890	16,958	7.5%
Domestic	225,184	24,195	10.7%	213,647	22,002	10.3%	224,890	16,958	7.5%
International	—	—	—	—	—	—	—	—	—
Other interest – earning assets	—	6,714	—	—	6,703	—	—	1,557	—
Total interest – earning assets	959,769	128,283	13.4%	877,771	115,225	13.1%	840,038	77,987	9.3%
Equity instruments	7,319	22	0.3%	2,807	38	1.4%	2,279	90	3.9%
Investments in associates	1,702	—	—	1,593	—	—	952	—	—
Total earning assets	968,790	128,305	13.2%	882,171	115,263	13.1%	843,269	78,077	9.3%
Cash and balances with the Brazilian Central Bank	4,243	—	—	4,371	—	—	4,633	—	—
Loans and amounts due from credit institutions	(5,904)	—	—	(6,136)	—	—	441	—	—
Impairment losses	(33,759)	—	—	(31,665)	—	—	(26,908)	—	—
Other assets	86,861	—	—	78,870	—	—	81,669	—	—
Tangible assets	7,678	—	—	8,346	—	—	8,823	—	—
Intangible assets	31,897	—	—	31,084	—	—	30,250	—	—
Average total assets	1,059,806	128,305	12.1%	967,041	115,263	11.9%	942,177	78,077	8.3%

	For the Year Ended December 31,
	2023			2022			2021(1)
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	119,347	9,828	8.2%	120,512	6,737	5.6%	149,111	4,712	3.2%
Domestic	112,384	9,257	8.2%	108,490	6,064	5.6%	134,520	4,245	3.2%
International	6,963	571	8.2%	12,022	673	5.6%	14,591	467	3.2%
Of which:
Repurchase agreements	80,671	9,797	12.1%	87,567	11,197	12.8%	103,809	4,567	4.4%
Domestic	80,671	9,797	12.1%	87,567	11,197	12.8%	103,809	4,567	4.4%
International	—	—	—	—	—	—	—	—	—
Customer deposits	491,140	48,544	9.9%	438,846	38,509	8.8%	420,185	13,188	3.1%
Domestic	472,250	46,677	9.9%	430,942	37,815	8.8%	420,185	13,188	3.1%
International	18,890	1,867	9.9%	7,904	694	8.8%	—	—	—
Of which:
Repurchase agreements	14,432	—	—	4,974	—	—	58,264	—	—
Marketable debt securities(2)	128,389	4,999	3.9%	94,612	6,952	7.3%	63,906	4,537	7.1%
Domestic	128,389	4,999	3.9%	94,612	6,952	7.3%	63,906	4,537	7.1%
International	—	—	—	—	—	—	—	—	—
Subordinated debts	20,037	1,926	9.6%	19,086	1,676	8.8%	14,550	955	6.6%
Domestic	8,259	1,146	13.9%	5,930	813	13.7%	785	47	5.9%
International	11,778	780	6.6%	13,156	863	6.6%	13,765	908	6.6%
Other interest-bearing liabilities	—	16,102	—	—	14,661	—	—	3,277	—
Total interest-bearing liabilities	758,913	81,399	10.7%	673,056	68,535	10.2%	647,752	26,669	4.1%
Noninterest bearing demand deposits	32,184	—	—	34,524	—	—	33,893	—	—
Other liabilities	156,002	—	—	151,417	—	—	155,133	—	—
Non-controlling interests	458	—	—	431	—	—	329	—	—
Stockholders’ Equity	112,249	—	—	107,613	—	—	105,070	—	—
Total average liabilities and equity	1,059,806	81,399	7.7%	967,041	68,535	7.1%	942,177	26,669	2.8%

(1)	In the year ended December 31, 2021, we revisited the accounting treatment of electric energy sales contracts, which no longer include the amount of the principal and, therefore, only the adjustments to fair value and interest determined in these transactions are recorded in equity accounts.
(2)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2023, 2022 and 2021 reflect this change.

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2023, compared to the year ended December 31, 2022, and for the year ended December 31, 2022 compared to the year ended December 31, 2021. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Years Ended 2023/2022			For the Years Ended 2022/2021
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	6,849	(3,243)	3,606	1,857	5,764	7,621

	For the Years Ended 2023/2022			For the Years Ended 2022/2021
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Domestic	6,852	(2,860)	3,992	1,671	4,912	6,583
International	(3)	(383)	(386)	186	852	1,038
Loans and amounts due from credit institutions	(2,017)	1,530	(487)	(338)	1,944	1,606
Domestic	(2,013)	1,516	(497)	(312)	1,921	1,609
International	(4)	14	10	(26)	23	(3)
Loans and advances to customers	5,339	2,396	7,735	5,456	12,365	17,821
Domestic	5,339	2,396	7,735	5,456	12,365	17,821
International	—	—	—	—	—	—
Debt instruments	1,217	976	2,193	(885)	5,929	5,044
Domestic	1,217	976	2,193	(885)	5,929	5,044
International	—	—	—	—	—	—
Other interest-earning assets	11	—	11	5,146	—	5,146
Total interest-earning assets	11,399	1,659	13,058	11,236	26,002	37,238
Equity Instruments	29	(45)	(16)	17	(69)	(52)
Total earning assets	11,428	1,614	13,042	11,253	25,933	37,186

Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	(66)	3,157	3,091	(1,042)	3,067	2,025
Domestic	280	2,910	3,190	(948)	2,767	1,819
International	(346)	247	(99)	(94)	300	206
Customer deposits	4,870	5,165	10,035	611	24,710	25,321
Domestic	3,794	5,067	8,861	346	24,281	24,627
International	1,076	98	1,174	265	429	694
Marketable debt securities(1)	1,978	(3,931)	(1,953)	2,251	164	2,415
Domestic	1,978	(3,931)	(1,953)	2,251	164	2,415
International	—	—	—	—	—	—
Subordinated liabilities	86	164	250	346	375	721
Domestic	177	156	333	386	380	766
International	(91)	8	(83)	(40)	(5)	(45)
Other interest-bearing liabilities	1,441	—	1,441	11,332	—	11,332
Total interest-bearing liabilities	8,309	4,555	12,864	13,498	28,316	41,814

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2023, 2022 and 2021 reflect this change.

Assets

Earning Assets – Net Interest Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net interest margin and net interest spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Average earning assets	959,769	877,771	840,038
Domestic	946,774	864,655	828,761
International	12,995	13,116	11,277
Interest and dividends on equity securities(1)	128,305	115,263	78,077
Domestic	127,212	113,794	77,643
International	1,093	1,469	434
Net interest income	46,906	47,540	51,408
Domestic	47,164	47,608	52,349
International	(258)	(67)	(941)
Gross yield(2)(*)	13.4%	13.1%	9.3%
Domestic	13.4%	13.2%	9.4%
International	8.4%	11.2%	3.9%
Net interest margin(3)(*)	4.9%	5.4%	6.1%
Domestic	5.0%	5.5%	6.3%
International	-2.0%	-0.5%	-8.3%
Net interest spread(4)(*)	2.5%	3.0%	5.1%
Domestic	2.5%	2.9%	5.2%
International	1.2%	5.1%	-1.0%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.
(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).
(2)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”
(3)	Net interest margin is the amount of “Net interest income” divided by “Average earning assets.”
(4)	Net interest spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021
ROA: Return on average total assets	0.9%	1.5%	1.7%
ROE: Return on average stockholders’ equity	8.5%	13.3%	14.8%
ROE (adjusted)(1)	11.3%	18.0%	20.2%
Average stockholders’ equity as a percentage of average total assets	10.6%	11.1%	11.2%
Payout(2)	65.3%	56.5%	62.0%

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

	For the Year Ended December 31,
	2023	2022	2021
Cash and balances with the Brazilian Central Bank	17.0%	10.1%	7.0%
Domestic	15.7%	8.7%	5.9%
International	1.3%	1.4%	1.1%
Loans and amounts due from credit institutions	3.3%	8.2%	11.4%
Domestic	3.3%	8.1%	11.1%
International	—	0.1%	0.2%
Loans and advances to customers	56.2%	57.4%	54.9%
Domestic	56.2%	57.4%	54.9%
International	—	—	—
Debt instruments	23.5%	24.3%	26.8%
Domestic	23.5%	24.3%	26.8%
International	—	—	—
Total interest-earning assets	100%	100%	100%

Loans and Amounts Due from Credit Institutions

For further information about Loans and Amounts Due from Credit Institutions, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.

Investment Securities

As of December 31, 2023 and 2022, the book value of investment securities was R$248 billion and R$206 billion, respectively (representing 22.2% and 20.9%, respectively, of our total assets as of such dates). Brazilian government securities totaled R$149 billion, or 60.0%, and R$143 billion, or 69.4% of our investment securities as of December 31, 2023 and 2022, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31,
	2023	2022	2021
	(in millions of R$)
Debt securities
Government securities—Brazil	148,750	142,749	171,437
Debentures and promissory notes	49,083	28,251	19,882
Other debt securities	46,581	31,913	33,894
Total domestic/debt securities	244,415	202,913	225,212
Equity securities
Shares of Brazilian companies	1,956	1,459	1,870
Shares of foreign companies	99	60	49
Investment fund units and shares	1,383	1,120	609
Total equity securities	3,438	2,639	2,528
Total investment securities	247,853	205,551	227,740

As of December 31, 2023 and 2022, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceeded 1% of our stockholders’ equity, other than the Brazilian government securities, which represented 129.5% and 129.0%, respectively, of our stockholders’ equity. As of December 31, 2023 and 2022, the total value of our debt securities was approximately 212.8% and 183.3%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities not carried at fair value (before impairment allowance) as of December 31, 2023. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in millions of R$)
Debt securities:
Government securities—Brazil (1)	3,808	9,903	6	2,108	15,826
Other debt securities(2)	2,845	81,286	27	1,102	85,261
Total debt investment securities	6,654	91,189	34	3,211	101,087

(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F).
(2)	Includes balances of debentures and promissory notes.

The average rate for debt investment securities is 10.74%.

Investment Portfolio – Yields

The following table shows the balances and weighted-average yields for our debt securities not carried at fair value through earnings, for each range of maturities, as of December 31, 2023. We calculate weighted-average yield as the average yield of the open positions we have on balance as of December 31, 2023. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Yield within 1 year	Maturing between 1 and 5 years	Yield between 1 and 5 years	Maturing between 5 and 10 years	Yield between 5 and 10 years	Maturing after 10 years	Yield after 10 years
	(in millions of R$, except percentages)
		%		%		%		%
Weighted-average yields
Domestic:
Brazilian Government	36,828	11.4	42,140	13.4	2,417	6.7	8,632	6.5
Other fixed-income securities	—	—	—	—	—	—	—	—
Impaired financial assets	8	12.8	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—	—	—
Total domestic	36,836	11.4	42,140	13.4	2,417	6.7	8,632	6.5
International:
Foreign government	6,314	9.8	—	—	—	—	—	—
Other fixed-income securities	7,736	10.4	2,962	10.4	—	—	—	—
Impaired financial assets	—	—	1	—	—	—	—	—
Impairment losses	—	—	(1)	—	—	—	—	—
Total international	14,050.1	10.1	2,961.8	10.4	—	—	—	—
Total weighted-average yields		11.0		13.2		6.7		6.5

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, as of the dates indicated.

	As of December 31,
	2023		2022		2021
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency
	(in millions of R$)
Assets:
Cash and balances with the Brazilian Central Bank	8,959	14,164	11,346	10,657	5,806	10,851
Debt instruments	229,282	15,132	185,814	17,098	208,132	17,080
Loans and amounts due from credit institutions	23,877	1,839	19,784	929	22,689	3,797
Loans and advances to customers	444,022	73,955	416,127	74,503	398,335	66,509
Equity Instruments	2,728	102	2,582	57	2,483	45
Total assets	708,868	105,192	635,653	103,244	637,445	98,282
Liabilities:
Financial Liabilities at amortized cost:
Deposits from the Brazilian Central Bank and Deposits from credit institutions	49,475	69,037	59,366	56,713	62,332	58,674
Customer deposits	538,500	44,721	457,188	32,765	468,961	—
Marketable debt securities(1)	110,935	13,463	92,638	14,483	66,028	13,009
Debt instruments eligible to compose capital	19,832	—	19,538	—	—	19,641
Other financial liabilities	64,680	114	71,371	143	68,496	413
Total liabilities	783,422	127,335	700,101	104,104	665,817	91,737

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2023, 2022 and 2021 reflect this change.

Loan Portfolio

As of December 31, 2023, our gross loans and advances to customers totaled R$551.5 billion (49.4% of our total assets). Net impairment losses, loans and advances to customers totaled R$518.0 billion as of December 31, 2023 (46.4 % of our total assets). In addition to loans, we had outstanding loan commitments drawable by third parties totaling R$177.5 billion, R$158.7 billion and R$146.0 billion, as of December 31, 2023, 2022 and 2021, respectively.

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

Our loan portfolio does not have any specific concentration exceeding 10% of our total loans. As of December 31, 2023, 1.0% of our loan portfolio is allocated to our largest debtor and 5.4% to the next 10 largest debtors.

For further information about the breakdown of our Loans and Maturity see sections “a – Breakdown” and “b – Detail” of note “9 – Loans and advances to customers” to our audited consolidated financial statements included in this annual report.

Maturity

The following table sets forth an analysis by maturity of our loans, by type and status, as of December 31, 2023.

	As of December 31, 2023
	Less than 1 year	% of total	Between 1 and 5 years	% of total	Between 5 and 15 years	% of total	More than 15 years	% of total	Total	% of total
Debt Sector by Maturity
Commercial and industrial	158,059	55.00%	70,766	38.07%	5,120	9.37%	—	0.00%	233,946	42.42%
Real estate	4,994	1.74%	11,621	6.25%	21,865	40.02%	23,268	98.49%	61,748	11.19%
Installment loans to individuals	122,734	42.71%	101,956	54.84%	27,641	50.59%	357	1.51%	252,687	45.82%
Lease financing	1,579	0.55%	1,565	0.84%	11	0.02%	—	0.00%	3,155	0.57%
Loans and advances to customers, gross	287,367	100.00%	185,907	100.00%	54,638	100.00%	23,624	100.00%	551,536	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by type and status as of December 31, 2023.

	Fixed and Variable Rate Loans Maturing in
	Less than One Year	Between One and Five Years	Between Five and 15 years	Over 15 Years	Sub-total More than One Year	Total
	(in millions of R$, except percentages)
Fixed rate
Commercial and industrial	106,803	39,919	2,104	—	42,023	148,826
Real estate	24	79	99	78	257	281
Installment loans to individuals	111,791	88,904	21,758	357	111,018	222,810
Lease financing	—	—	—	—	—	—
Total Fixed rate	218,619	128,902	23,961	435	153,299	371,917
Variable rate
Commercial and industrial	51,256	30,847	3,017	—	33,864	85,120
Real estate	4,970	11,541	21,766	23,189	56,497	61,467
Installment loans to individuals	10,943	13,052	5,882	—	18,935	29,878
Lease financing	1,579	1,565	11	—	1,576	3,155
Total Variable rate	68,748	57,005	30,676	23,189	110,871	179,619
Total	287,367	185,907	54,638	23,624	264,169	551,536

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

	As of December 31, 2023
	Domestic	International
	(in millions of R$)
Under 3 months	298,654	67,270
3 to 6 months	26,497	13,839
6 to 12 months	94,510	27,679
Over 12 months	168,314	4,970
Total	587,975	113,758

The following table presents the total amount of uninsured deposits, and total uninsured deposits by time remaining until maturity as of December 31, 2023.

		Maturing
	As of December 31, 2023	Three Months or Less	Over Three Months Through Six Months	Over Six Months Through 12 Months	Over 12 months
	(in millions of R$)
Total uninsured deposits(1)	295,248	102,461	16,374	62,157	114,256

(1)	We define uninsured deposits as securities from credit institutions and customers that do not have collateral attached to them.

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31,
	2023		2022		2021
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase:
As of December 31	134,794	2.05%	109,760	1.26%	115,964	1.76%
Average during the period (1)	118,433	2.67%	105,233	1.85%	114,484	2.58%
Maximum month-end balance	134,006		114,056		155,484
Total short-term borrowings at year end	134,794		109,760		115,964

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 12 dates: for each of the month-end balances of the applicable year.

Allowance for Loan Losses

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further information regarding these changes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2023, 2022 and 2021—Results of Operations—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2023	2022	2021
	(in millions of R$)
Balance at beginning of year	35,212	29,723	25,640
Impairment losses charged to income for the year	26,544	23,801	16,987
Write-off of impaired balances against recorded impairment allowance	(26,627)	(18,340)	(12,935)
Exchange variation	24	28	31
Balance at end of year	35,153	35,212	29,723
Of which:
Loans and advances to customers	33,559	34,025	28,511
Loans and amounts due from credit institutions	8	13	22
Provision for debt instruments	1,586	1,174	1,191
Recoveries of loans previously written off(1)	1,382	983	1,536

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

As of December 31, 2023, our allowance for impairment losses for the periods indicated amounted to R$35,153 million, a decrease of R$60 million, or 0.2%, compared to R$35,212 million as of December 31, 2022, which was primarily due to the tightening of our credit approval conditions with effect from January 2022, which have resulted in a better performance by loans granted after that date.

As of December 31, 2022, our allowance for impairment losses for the periods indicated amounted to R$35,212 million, an increase of R$5,489 million, or 18.5%, compared to R$29,723 million as of December 31, 2021, which was primarily due to a greater number of nonperforming loans among individual customers and an increase in provisions as a result of a specific case of a large customer in our wholesale segment, the latter of which resulted in: (i) an increase in our impaired assets in the commercial and industrial loans portfolio as of December 31, 2022 of 23.7%, from R$11.4 billion to R$14.2 billion, as compared to December 31, 2021; (ii) an increase in our default rate as of December 31, 2022 by 1.9 p.p., from 5.0% to 6.9%, as compared to December 31, 2021; and (iii) a decrease in our coverage ratio (i.e., our provisions for impairment losses as a percentage of impaired assets) as of December 31, 2022 by 20.6 p.p., from 110.4% to 89.8%, as compared to December 31, 2021.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$)
Recoveries of loans previously charged off(1)	1,382	983	1,536
Commercial and industrial	946	597	463
Real estate – construction	96	36	64
Installment loans to individuals	338	346	1,002
Lease finance	2	4	7
Impairment losses charged to income for the year(1)	26,544	23,800	16,987
Commercial and industrial	6,809	8,854	3,340
Real estate – construction	344	244	116
Installment loans to individuals	19,389	14,686	13,532
Lease finance	2	16	(1)
Write-off of impaired balances against recorded impairment allowance	(26,627)	(18,340)	(12,935)
Commercial and industrial	(7,137)	(4,920)	(5,184)

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$)
Real estate – construction	(209)	(115)	(167)
Installment loans to individuals	(19,276)	(13,295)	(7,576)
Lease finance	(4)	(11)	(8)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2023	% of Total Loans	2022	% of Total Loans	2021	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	11,931	33.9	12,259	34.8	8,325	28.0
Real estate	418	1.2	284	0.8	154	0.5
Installment loans to individuals	22,796	64.8	22,659	64.4	21,240	71.5
Lease financing	8	—	10	—	4	—
Total	35,153	100.0	35,212	100.0	29,723	100.0

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of December 31,
	2023	2022	2021
	(in millions of R$)
Internal Risk Rating
Low	408,973	392,397	374,505
Medium-low	87,232	77,993	79,217
Medium	16,644	18,647	14,590
Medium-high	13,238	13,574	9,413
High	25,449	22,044	15,630
Loans and advances to customers, gross	551,536	524,655	493,355

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2023 amounted to R$30.8 billion, compared to R$34.4 billion for the same period in 2022, a decrease of R$3.6 million or 10.3%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

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

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	As of December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	7,107	7,638	5,322
Installment loans to individuals	23,731	26,722	16,356
Financial leasing	1	2	5
Total	30,839	34,363	21,683
Allowances for impairment losses	14,383	15,900	9,698
Coverage ratio	46.6%	46.3%	44.7%

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

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	39,887	39,224	26,923
Impaired assets as a percentage of total loans	7.2%	7.5%	5.5%
Net loan charge-offs as a percentage of total loans	4.8%	3.5%	2.6%
Net loan charge-offs as a percentage of average total loans	5.0%	3.7%	2.7%

(1)	Includes as of December 31, 2023, R$15,753 million of doubtful loans (R$14,411 million in 2022 and R$6,687 million in 2021) that were not past-due. Through the year ended December 31, 2022, we calculated doubtful loans by reference to loans that were not past due but were subject to a default at some point during their term. Beginning in the year ended December 31, 2023, we calculate doubtful loans by adding to such amounts loans that were subject to renegotiations or debt settlements (but not necessarily subject to a default) during their term and loans by customers who defaulted in past loans. Amounts previously reported for the years ended December 31, 2022 and 2021 have been restated to reflect this change in methodology.

Evolution of Impaired Assets

Our impaired assets increased by 1.7% or R$663 million, to R$39,887 million as of December 31, 2023, compared to R$39,224 million as of December 31, 2022. Provisions for impairment losses, including total recoveries of loans previously charged off, decreased 0.16%, or R$60 million, to R$35,153 million as of December 31, 2023, compared to R$35,212 million as of December 31, 2022. Offsetting these effects were recoveries of R$1,382 million on loans previously written off as of December 31, 2023 and R$983 million as of December 31, 2022.

We believe the provisions made were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2023.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2023	2022	2021
	(in millions of R$)
Balance at beginning of year	39,224	26,923	23,176
Net additions	30,394	31,921	18,429
Write-offs	(29,731)	(19,620)	(14,681)
Balance at end of year	39,887	39,224	26,923

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2023, the debt restructuring options were improved to maintain consistent levels of “net additions” and “write-offs.”

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers as of the dates indicated:

	As of December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Commercial and industrial	16,292	14,156	11,440	15.1	23.7
Real estate	1,352	1,058	470	27.8	125.0
Installment loans to individuals	22,239	23,999	14,996	(7.3)	60.0
Lease financing	4	10	17	(64.8)	(40.4)
Total	39,887	39,224	26,923	1.7	45.7

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$16,292 million as of December 31, 2023, an increase of R$2,136 million, or 15.1% compared to R$14,156 million as of December 31, 2022. This increase was mainly due to an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

Impaired assets in the commercial and industrial loans portfolio amounted to R$14,156 million as of December 31, 2022, an increase of R$2,717 million, or 23.7% compared to R$11,440 million as of December 31, 2021. This increase was due to a specific case of a large customer in our wholesale segment.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,352 million on December 31, 2023, an increase of R$294 million, or 27.8% compared to R$1,058 million as of December 31, 2022. The increase in impaired assets in this portfolio was primarily due to the maturity of loans granted prior to our tightening of our credit approval conditions starting from January 2022.

Impaired assets in the real estate lending portfolio totaled R$1,058 million on December 31, 2022, an increase of R$588 million, or 125% compared to R$470 million as of December 31, 2021. The increase in impaired assets in this portfolio was primarily due to the impact on our customers of the deteriorating macroeconomic conditions in Brazil.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$22,239 million as of December 31, 2023, with a decrease of R$1,760 million, or 7.3%, compared to 2022. The decrease in impaired assets in this portfolio was primarily due to the tightening of our credit approval conditions with effect from January 2022, which has resulted in a better performance by loans granted after that date.

Impaired assets in the installment loans to individuals lending portfolio totaled R$23,999 million as of December 31, 2022, with an increase of R$9,003 million, or 60.0%, compared to 2021. The increase in impaired assets in this portfolio was primarily a result of the effect of deteriorating macroeconomic conditions on our customers.

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$4 million on December 31, 2023, a decrease of 64.8% or R$6 million, compared to December 31, 2022. The decrease in impaired assets in this portfolio was primarily due to the tightening of our credit approval conditions with effect from January 2022, which has resulted in a better performance by loans granted after that date.

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

Loans Past Due for Less Than 90 Days but Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2023	% of total	2022	% of total
	(in millions of R$, except percentages)
Commercial and industrial	5,320	21.8	4,941	21.4
Mortgage loans	5,142	21.1	4,063	17.6
Installment loans to individuals	13,898	57.0	14,036	60.9
Lease financing	27	0.1	12	0.1
Total (*)	24,387	100.0	23,052	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our credit risk exposure portfolio increased by R$55.3 billion to R$719.8 billion as of December 31, 2023, compared to R$664.5 billion as of December 31, 2022. Our impaired assets increased by approximately R$663 million in the same period, from R$39.2 billion to R$39.9 billion. The default rate decreased by 0.4 p.p. in 2023 in comparison to 2022, as a result of the fact that loans originated after we tightened our credit approval conditions with effect from January 2022 have generally performed better than loans granted prior to that date.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Loans and advances to customers, gross	551,536	524,655	493,355
Impaired assets	39,887	39,224	26,923
Provisions for impairment losses	35,153	35,212	29,723
Credit risk exposure Non-GAAP – customers(1)	719,881	664,537	621,091
Ratios
Impaired assets to credit risk exposure	5.5%	5.9%	4.3%
Coverage ratio(2)	88.1%	89.8%	110.4%
Impairment losses	(28,008)	(24,829)	(17,113)
Impairment losses on financial assets (net)(3)	(28,008)	(24,829)	(17,113)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$719,881 million as of December 31, 2023, guarantees amounting to R$65,671 million as of December 31, 2023 and private securities (securities issued by nongovernmental entities) amounting to R$102,673 million as of December 31, 2023. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

(2)	Provisions for impairment losses as a percentage of impaired assets.
(3)	As of December 31, 2023, 2022 and 2021, our total of impairment losses on financial instruments included R$1,586 million, R$1,174 million and R$1,191 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2021 through 2023:

Selected Credit Ratios

The following table presents our selected credit ratios, along with each component of the ratio’s calculation, as of December 31, 2023, 2022 and 2021.

The following information for Santander Brasil should be read in conjunction with, the consolidated financial statements and related notes contained elsewhere herein, as well as “Item 3. Key Information—A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

	As of December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Allowance for credit losses to total loans outstanding
Allowance for credit losses	35,153	35,212	29,723
Total loans outstanding	551,536	524,655	493,355
Credit ratio	6.4%	6.7%	6.0%
Nonaccrual loans to total loans outstanding
Total nonaccrual loans outstanding	39,887	39,224	26,923
Total loans outstanding	551,536	524,655	493,355
Credit ratio	7.2%	7.5%	5.5%
Allowance for credit losses to nonaccrual loans
Allowance for credit losses	35,153	35,212	29,723
Total nonaccrual loans outstanding	39,887	39,224	26,923
Credit ratio	88.1%	89.8%	110.4%
Net charge-offs during the period to average loans outstanding

	As of December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Net charge-offs during the period	(26,627)	(18,340)	(12,935)
Average amount outstanding	533,650	490,960	471,068
Credit ratio	5.0%	3.7%	2.7%
Commercial and industrial:
Net charge-offs during the period	(7,137)	(4,920)	(5,184)
Average amount outstanding	240,297	219,950	214,286
Credit ratio	3.0%	2.2%	2.4%
Real estate:
Net charge-offs during the period	(209)	(115)	(167)
Average amount outstanding	57,306	56,724	51,883
Credit ratio	0.4%	0.2%	0.3%
Installment loans to individuals:
Net charge-offs during the period	(19,276)	(13,295)	(7,576)
Average amount outstanding	234,450	211,653	202,578
Credit ratio	8.2%	6.3%	3.7%
Lease financing:
Net charge-offs during the period	(4)	(11)	(8)
Average amount outstanding	2,826	2,647	2,321
Credit ratio	0.1%	0.4%	0.3%

Allowance for credit losses to total loans outstanding

In 2023, our allowance for credit losses to total loans outstanding credit ratio decreased by 0.3 p.p., from 6.7% as of December 31, 2022 to 6.4% as of December 31, 2023. This was primarily due to the fact that loans originated after we tightened our credit approval conditions with effect from January 2022 have generally performed better than loans granted prior to that date.

In 2022, our allowance for credit losses to total loans outstanding credit ratio increased by 0.7 p.p., from 6.0% as of December 31, 2021 to 6.7% as of December 31, 2022. This was primarily due to the growth in allowance for credit losses, driven by a recent increase in inflation, which primarily affected loans to individuals.

Nonaccrual loans to total loans outstanding

In 2023, our nonaccrual loans to total loans outstanding credit ratio decreased by 0.2 p.p., from 7.5% as of December 31, 2022 to 7.2% as of December 31, 2023. This was primarily due to the fact that loans originated after we tightened our credit approval conditions with effect from January 2022 have generally performed better than loans granted prior to that date.

In 2022, our nonaccrual loans to total loans outstanding credit ratio increased by 2.0 p.p., from 5.5% as of December 31, 2021 to 7.5% as of December 31, 2022. This was primarily due to the growth in total nonaccrual loans outstanding, driven by the deterioration of the macroeconomic situation in Brazil.

Allowance for credit losses to nonaccrual loans

In 2023, our allowance for credit losses to nonaccrual loans credit ratio decreased by 1.7 p.p., from 89.8% as of December 31, 2022 to 88.1% as of December 31, 2023. This was primarily due to the write-off of older loans, which were granted before we tightened credit approval conditions with effect from January 2022.

In 2022, our allowance for credit losses to nonaccrual loans credit ratio decreased by 20.6 p.p., from 110.4% as of December 31, 2021 to 89.8% as of December 31, 2022. This was primarily due to an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

Net charge-offs during the period to average loans outstanding

In 2023, our net charge-offs during the period to average loans outstanding credit ratio increase by 1.3 p.p., from 3.7% as of December 31, 2022 to 5.0% as of December 31, 2023. This was primarily due to an increase of 45.2% in net charge offs.

In 2022, our net charge-offs during the period to average loans outstanding credit ratio increased by 1.0 p.p., from 2.8% as of December 31, 2021 to 3.7% as of December 31, 2022. This was primarily due to an increase of 4.2% in average loans outstanding and an increase of 41.8% in net charge-offs.

Commercial and Industrial Loans

In 2023, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans increased by 0.8 p.p., from 2.2% as of December 31, 2022 to 3.0% as of December 31, 2023. This was primarily due to an increase of 45.1% in net charge offs.

In 2022, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans decreased by 0.2 p.p., from 2.4% as of December 31, 2021 to 2.2% as of December 31, 2022. This was primarily due to an increase of 2.6% in average loans outstanding, while the net charge-offs decreased by 5.1%.

Real Estate Loans

In 2023, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans increased by 0.2 p.p., from 0.2% as of December 31, 2022 to 0.4% as of December 31, 2023. This was primarily due to an increase of 81.7% increase in net charge-offs.

In 2022, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans decreased by 0.1 p.p., from 0.3% as of December 31, 2021 to 0.2% as of December 31, 2022. This was primarily due to an increase of 9.3% in average loans outstanding and a decrease of 31.1% in net charge-offs.

Installment Loans to Individuals

In 2023, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans increased by 1.9 p.p., from 6.3% as of December 31, 2022 to 8.2% as of December 31, 2023. This was primarily due to an increase of 45.0% increase in net charge-offs, due to the effect of loans granted before we tightened our credit approval conditions with effect from January 2022.

In 2022, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans increased by 2.6 p.p., from 3.7% as of December 31, 2021 to 6.3% as of December 31, 2022. This was primarily due to an increase of 75.5% in net charge-offs, due to the lower level of write-offs in 2021, which was impacted by the effects of our deferred loan portfolio in 2020.

Lease Financing Loans

In 2023, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans decreased by 0.3 p.p., from 0.4% as of December 31, 2022 to 0.1% as of December 31, 2023. This was primarily due to the better performance of the portfolio.

In 2022, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans increased by 0.1 p.p., from 0.3% as of December 31, 2021 to 0.4% as of December 31, 2022. This was primarily due to an increase of 37.5% in net charge-offs.

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V., or “Sterrebeeck,” and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of February 20, 2024, Santander Spain held, directly and indirectly, 89.53% of our voting stock.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS as of December 31, 2023:

	Activity	Country of Incorporation	Ownership Interest
Direct and Indirect subsidiaries of Banco Santander (Brasil) S.A.
Aymoré Crédito, Financiamento e Investimento S.A.(Aymoré CFI)	Financial	Brazil	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A.(BEN Benefícios)	Means of Payment	Brazil	100.00%
Esfera Fidelidade S.A.	Services Provision	Brazil	100.00%
GIRA – Gestão Integrada de Recebíveis do Agronegócio S.A.(GIRA)	Technology	Brazil	80.00%
EmDia Serviços Especializados em Cobrança Ltda	Collection Management and Credit Recovery	Brazil	100.00%
Return Capital S.A.	Collection Management and Credit Recovery	Brazil	100.00%
Rojo Entretenimento S.A.	Services Provision	Brazil	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	Brazil	100.00%
Sancap Investimentos e Participações S.A.(Sancap)	Holding	Brazil	100.00%
Santander Brasil Administradora de Consórcio Ltda.(Santander Brasil Consórcio)	Consortium	Brazil	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.(Santander CCVM)	Broker	Brazil	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A.(Santander Corretora de Seguros)	Broker	Brazil	100.00%
Santander Holding Imobiliária S.A.	Holding	Brazil	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	Brazil	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	Brazil	100.00%
SX Negócios Ltda.	Provision of Call Center Services	Brazil	100.00%
Tools Soluções e Serviços Compartilhados LTDA	Services Provision	Brazil	100.00%
Controlled by Aymoré CFI
Banco Hyundai Capital Brasil S.A.	Bank	Brazil	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	Brazil	80.00%
Controlled by Santander Leasing
Banco Bandepe S.A.	Bank	Brazil	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.(Santander DTVM)	Distributor	Brazil	100.00%
Controlled by Sancap
Santander Capitalização S.A.	Capitalization	Brazil	100.00%
Evidence Previdência S.A.	Private Pension	Brazil	100.00%
Controlled by Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Other Activities	Brazil	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A.(Apê11)	Technology	Brazil	100.00%

	Activity	Country of Incorporation	Ownership Interest
Controlled by Santander Corretora de Títulos de Valores Mobiliários Ltda
Toro Corretora de Títulos e de Valores Mobiliários Ltda.(Toro CTVM)	Broker	Brazil	62.51%
Toro Investimentos S.A.	Investments	Brazil	2.06%
Controlled by Toro Corretora de Títulos de Valores Mobiliários Ltda
Toro Investimentos S.A.	Investments	Brazil	96.57%
Jointly Controlled Companies by Sancap
Santander Auto S.A.	Technology	Brazil	50.00%
Controlled by Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	Brazil	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	Brazil	100.00%
Controlled by Toro Asset Management S.A.
Mobills Corretora De Seguros Ltda.	Broker	Brazil	100.00%
Consolidated Investment Funds
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	(a)
Santander Paraty QIF PLC	Investment Fund	Brazil	(a)
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Investment Fund	Brazil	(a)
Prime 16 – Fundo de Investimento Imobiliário	Investment Fund	Brazil	(a)
Santander FI Hedge Strategies Fund	Real Estate Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI	Investment Fund	Brazil	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	Brazil	(a)
Fundo de Investimentos em Direitos Creditórios Atacado	Investment Fund	Brazil	(a)
Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Investment Fund	Brazil	(a)
Fundo de Investimentos em Direitos Creditórios – Getnet	Investment Fund	Brazil	(a)
Santander Flex Fundo de Investimento Direitos Creditórios	Investment Fund	Brazil	(a)
San Créditos Estruturado	Investment Fund	Brazil	(a)
D365	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Tellus	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Precato IV	Investment Fund	Brazil	(a)

(a)	Company to which we are exposed or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 – Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, we own 304 properties for the activities of our banking network and rent 1,248 properties for the same purpose. For further information about the location of our branches, see “—B. Business Overview—Customer Service Channels—Physical Network.” Our headquarters are located at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK, Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Financial Presentation

We have prepared our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 in accordance with IFRS, as issued by the IASB and interpretations issued by the IFRS Interpretation Committee. See “Presentation of Financial and Other Information” for additional information.

Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian Macroeconomic Environment

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. While Brazilian GDP increased in 2023, due in part to fiscal incentives granted by the Brazilian government and to a record grain harvest that boosted commodity-linked segments, we cannot assure you that this trend will continue. The Brazilian economic environment has historically been characterized by significant variations in economic growth, inflation and currency exchange rates. Our results of operations and financial condition are influenced by these factors and the effect that these factors have on employment rates, the availability of credit and average wages in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	As of and For the Year Ended December 31,
	2023	2022	2021
GDP growth(1)	2.9%	3.0%	4.8%
CDI Rate	13.2%	12.4%	4.4%
TJLP	6.6%	7.2%	5.3%
SELIC rate	11.75%	13.75%	9.25%
Selling exchange rate (at period end) R$ per U.S.$1.00	4.8413	5.2177	5.5805
Depreciation (appreciation) of the real against the U.S. dollar	(7.2)%	(6.5)%	7.4%
Average real to U.S. exchange rate per U.S.$1.00(2)	4.9953	5.1655	5.3956
Inflation (IGP-M)	(3.2)%	5.5%	17.8%

	As of and For the Year Ended December 31,
	2023	2022	2021
Inflation (IPCA)	4.6%	5.8%	10.1%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	GDP growth for 2023 is based on Santander Brasil’s internal estimates. For 2022, the source is the IBGE’s revised series.
(2)	Average of the selling exchange rate for the business days during the period.

Despite the approval of a new fiscal framework and some measures to increase tax revenues, prospects for public expenditures to continue growing over time and for the economy to slow down into the future have stoked fears in financial markets about Brazil’s already high public debt. This has resulted in a persistent risk premium, a limitation in the room for the Brazilian real to strengthen and volatility in financial asset prices. Brazil’s economy was also severely affected by the COVID-19 pandemic starting in 2020. Brazilian GDP recovered to an extent in 2021, in part as a result of Brazil’s ongoing vaccination program and the relaxation of certain restrictions allowing a progressive resumption of economic activities, as set out under “—Impact of COVID-19” below, but considerable uncertainty remains as to the duration and severity of the COVID-19 pandemic and its economic effects. In 2022, the relaxation of COVID-19 restrictions and continued fiscal incentives granted by Brazilian government supported Brazilian GDP growth, which reached 3.0% in 2022. In 2023, fiscal incentives continued to have an important effect, but the contribution of a record harvest of grains was key for the Brazilian GDP to have increased 2.9% in the period.

However, the macroeconomic outlook for 2024 is marred by high inflation, high interest rates, a deteriorating global economic outlook, and continued uncertainty regarding the continuation or escalation of the war in Ukraine and of the conflict in the Middle East. Furthermore, we believe Brazil is unlikely to repeat another record harvest and, even if it does, the growth should be significantly smaller than growth seen in 2023. Hence, the contribution of the commodity-related segments to overall economic growth is expected to be less significant than in 2023. Brazilian monetary policy is also expected to remain tight. We believe these factors mean that Brazil’s GDP will grow at a smaller rate in 2024 than in 2023. Any deterioration in Brazil’s rate of economic growth, changes in interest rates, the unemployment rate or price levels generally may adversely affect our business, financial conditions and results of operations.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.”

War in Ukraine and the Conflict in the Middle East

The persistence of the war between Russia and Ukraine has continued to cause humanitarian problems in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. In response to the Russian military action against Ukraine, several countries, including the United States, the European Union member states, the United Kingdom and other UN member states, continue to impose severe sanctions on Russia and Belarus. Furthermore, we believe that the risk of cyberattacks on companies and institutions has increased and could increase even further as a result of the abovementioned conflicts and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. The continuance or escalation of the war, including its extension to other countries in the region, could lead to further increases in energy, oil and gas prices (particularly if supplies to Europe are interrupted) and heightened inflationary pressures, which in turn could lead to the resumption of increases in interest rates and market volatility. In addition, the war continues to weigh on supply chain problems, particularly to those businesses most sensitive to rising energy prices. The war and its effects could exacerbate the current slowdown in the global economy and could negatively affect the payment capacity of some of our customers, especially those with more exposure to the Russian or Ukrainian markets.

The conflict between Israel and Hamas has also stoked fears about a broader war in the Middle East and the impact this could have on the global economy generally and oil markets in particular.

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

Interest Rates

In 2021, the Brazilian Central Bank began a monetary tightening cycle due to rising inflation, the depreciation of the real, and a perception of the recovery of certain economic activity following the easing of restrictions which had been imposed to suppress the circulation of COVID-19. The SELIC rate increased from 9.25% as of December 31, 2021 to 13.75% as of December 31, 2022 (the highest level since the end of 2016). In 2023, the Brazilian Central Bank began easing this monetary cycle, and the SELIC rate decreased to 11.75% as of December 31, 2023. As of the date of this annual report, the SELIC rate is 11.25%.

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

The following table presents the low, high, average and period end SELIC rate since 2019, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2019	4.50	7.00	6.58	6.50
2020	2.00	4.50	2.87	2.00
2021	2.00	9.25	4.57	9.25
2022	9.25	13.75	12.57	13.75
2023	11.75	13.75	13.29	11.75
2024 (through February 20, 2024)	11.25	11.75	11.50	11.25

(1)	Highest month-end rate.
(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2023, a 100-basis point increase in the yield curve would have resulted in a R$733 million decrease in the net interest income over a one-year period.

Credit Volume and Quality in Brazil

In 2021, given the extension of some government support programs and the relaxation of certain COVID-19-related mobility restrictions which enabled certain businesses to resume their activities, the volume of outstanding credit continued to expand and grew 5.7% in the period. Nevertheless, given the high unemployment rate and increasing inflation, household income did not improve substantially, which kept both the ratio of nonperforming loans to individuals and the household debt burden on an upward trend (in December 2021, the former climbed to 4.4% and the latter reached 26.5% of household income). In 2022, outstanding credit increased 7.7% compared to 2021, the ratio of nonperforming loans to individuals reached 5.9% and the household debt burden reached 28.2% of household income. In 2023, outstanding credit increased at a slower rate than in 2022 as a result of higher interest rates, with the SELIC rate being higher in 2023 than in 2022. However, the ratio of nonperforming loans to individuals managed to remain nearly unchanged on the heels of an increase in the income stemming from tight labor market conditions and a government-sponsored initiative for banks to renegotiate part of the credit in arrears (3.7% in 2023 as compared to 3.9% in 2022). This combination helped the household debt burden to remain practically unchanged as well (26.5% in 2023 as compared to 27.3% in 2022).

	As of December 31,
	2023	2022	2021
	(in billions of R$)
Total Credit Outstanding (1)	5,789	5,361	4,681
Earmarked credit	2,406	2,151	1,888
Non-earmarked based credit	3,377	3,210	2,793
of which:
Corporate	1,458	1,432	1,279
Individuals (retail)	1,918	1,778	1,514

(1)	Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2023, we recorded foreign exchange exposure of R$62.9 million, foreign exchange exposure of R$83.5 million in 2022, and foreign exchange exposure of R$117.4 million in 2021. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).” For further information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2023, 2022 and 2021—Results of Operations—Gains (losses) on Financial Assets and Liabilities (net) and Exchange Differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. As of December 31, 2021, the exchange rate was R$5.5805 per U.S.$1.00. In 2022, there was significant volatility in the R$/U.S.$ exchange rate, which fluctuated within a wide band that ranged from R$4.6175 to R$5.7042 per U.S.$1.00 as a result of ongoing economic and political certainty both globally and within Brazil. As of December 31, 2022 the exchange rate was R$5.2177 per U.S.$1.00. In 2023, the R$/U.S.$ exchange rate experienced another year of significant volatility as it fluctuated between R$4.7202 to R$5.4459 per U.S.$ 1.00. As of December 31, 2023 the exchange rate was R$4.8413 per U.S.$1.00. In 2024, through the date of this annual report, the real appreciated against the U.S. dollar as a result of improvements in commodity prices and better than expected fiscal results derived from higher revenues. As of February 20, 2024, the exchange rate was R$4.9408 per U.S.$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets, and prompted the adoption of recessionary policies by the Brazilian government. In 2022, as inflation increased to levels not seen since early 2003, the Brazilian Central Bank increased the SELIC rate to 13.75% (the highest level since the end of 2016). In August 2023, as inflationary pressures eased, the Brazilian Central Bank began to reduce the SELIC rate, which ended 2023 at 11.75%. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency balance of payments, as well as dampen export driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Inflation

In recent years, inflation had been oscillating around the CMN’s target, which is set by the CMN, but recent inflationary pressures shocks have pushed Brazil’s inflation rate above the CMN’s target the last couple of years.

From 2005 to 2018, the targeted level was 4.5%, with a tolerance interval of 2.0 percentage points that prevailed until 2016 – since then the tolerance band has been narrowed to 1.5 percentage point. In addition, the targeted set for 2019 by the CMN was lowered to 4.25% and additional 0.25 percentage point decreases were defined for the targets until 2024, when the goal will be 3.00%. In June 2023, the CMN decided to turn the 3.00% inflation level into a permanent goal for the years to come.

Between 2012 and 2014, inflation ranged from 5.8% to 6.4%, i.e., it was close to the top of the fluctuation range in the Brazilian Central Bank’s inflation targeting range. In 2015, as a result of the indexation of a significant portion of contracts for services to the inflation levels of the previous years, the impact of adjustment of tariffs and the impact of the depreciation of the real on prices, inflation rate reached a level of 10.7%, the highest on record since May 2005 and well above the Brazilian Central Bank’s inflation target of 4.5%. In 2017, inflation fell substantially as a result of the consistent efforts of the Brazilian Central Bank to reduce the inflation rate, ending the year at 2.95%. As a result, the Brazilian Central Bank was required to send a letter to the CMN explaining the reasons for not meeting the target in which the Brazilian Central Bank explained that it expected that the monetary easing undertaken in 2018 would make the actual inflation rate converge toward the target. In 2018 the inflation increased to 3.75%, thus reinforcing the efficiency of the monetary policy in Brazil. In 2019, as a result of temporary price shocks affecting edible items, inflation ended the year slightly above the targeted level, at 4.31%. In 2020, inflation increased to 4.5%. In 2021, inflation continued to accelerate and reached 10.06% at the end of the year, as a result of several shocks that ranged from problems in global supply chains – which increased prices at the wholesale level – to climate setbacks – which hit energy and foodstuff prices –, as well as continued depreciation of the Brazilian real. Similarly to the beginning of 2018, the Brazilian Central Bank delivered a letter to the CMN explaining why it failed to meet the inflation target and what actions would be implemented to ensure that inflation would converge to target in coming years. In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. As a result, inflation peaked in 2022 at multiple-year highs of 12.1% in Brazil in April 2022 (as measured by the IPCA in year-over-year terms) and 9.1% in the United States in June 2022 (as measured by the Consumer Price Index), the highest levels since 2003 in Brazil and 1981 in the United States. Accumulated inflation for the year ended December 31, 2022, was 5.79% in Brazil and 6.5% in the United States. This resulted in tighter monetary policy by the Brazilian Central Bank, which increased the SELIC rate from a low of 2.0% as of the end of 2020 to 13.75% as of August 2022, a level at which it remained until August 2023, when the Brazilian Central Bank decided to start loosening monetary policy as inflation began to improve as a result of favorable climatic conditions that lowered the prices of foodstuffs and the delayed effects of the Brazilian Central Bank’s tightening of monetary policy. Accumulated inflation for the year ended December 31, 2023, was 4.6% in Brazil, although it remained above the targeted level of 3.25% set by the CMN.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that, in 2023, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$733 million within a one-year period. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA, and the IGP-M. For example, considering the amounts in 2023, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$99 million and R$83 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the results of operations of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our results of operations by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2023	As of December 31, 2022	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	31.50%	26.50%	Loans	Cap rate: 12.0% p.a.
Microcredit loans(2)	2.00%	2.00%	Loans	Cap rate: 4.0% p.m.
Reserve requirements(3)	21.00%	21.00%	Cash	Zero
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	45.50%	50.50%

Savings Accounts
Mortgage loans	65.00%	65.00%	Loans	Cap rate (SFH): TR + 12.0% p.a.
Reserve requirements(3)	20.00%	20.00%	Cash	TR + 6.17% or TR + 70.00% of the target SELIC
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	15.00%	15.00%

Time deposits
Reserve requirements(3)	20.00%	20.00%	Cash	SELIC
In cash or other instruments	0.00%	0.00%	Cash or other instruments	n/a
In cash	0.00%	0.00%	Cash	n/a
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	80.00%	80.00%

(1)	Rural credits are credits granted to farmers in the amount of R$22.3 billion and R$16.2 billion as of December 31, 2023 and 2022, respectively.
(2)	Microcredit is a credit granted to very small businesses, with an open position of R$3.0 billion and R$2.7 billion as of December 31, 2023 and 2022, respectively.
(3)	Deductions can be applied on reserve requirements. The Brazilian Central Bank details the possibility of any deduction on its website (rule numbers 189, 188 and 145).
(4)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

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

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2023, 2022 and 2021, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

	As of December 31,
	2023	2022	2021
	(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(2)	5.4%	5.1%	4.8%
Discount rate (3)	13.0%	12.9%	12.3%
Discount rate before tax (3)	20.3%	20.1%	18.8%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(2)	The growth rate is calculated based on a real growth rate of 1% p.a. plus annual long-term inflation in 2023.
(3)	The discount rate is based on the capital asset pricing model.
(*)	A quantitative goodwill impairment test is performed annually. At the end of each exercise, an analysis is carried out on the existence of appearances of disability. For the years 2023, 2022 and 2021, there was no evidence of impairment. In the goodwill impairment test, carried out considering the December 2023 scenario, and whose discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows, it was found that these continue to indicate the absence of impairment.

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

Impairment loss is calculated using statistical models that consider the following factors:

•	Exposure at Default or (“EAD”) is the amount of risk exposure at the date of default by the counterparty. In accordance with IFRS, the exposure at default used for this calculation is also the current exposure, as reported in the balance sheets.
•	Probability of Default or (“PD”) is the probability of the borrower failing to meet its principal and/or interest payment obligations, PD is measured using an annual time horizon to quantify the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).
•	Loss Given Default, or (“LGD,”) is the loss arising in the event of default, LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.
•	Loss Identification Period, or (“LIP,”) is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill was identified in 2023, 2022 and 2021. Given the level of uncertainty related to these assumptions, our officers carry out a sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

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

Upon the impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of property, plant and equipment in 2023, 2022 and 2021 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements included elsewhere in this annual report).

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

New Accounting Standards

The new IFRS standards effective after January 1, 2024 are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note 1 to our audited consolidated financial statements included elsewhere in this annual report.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2023 were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2023, 2022 and 2021

Executive Summary – Santander Brasil Results at a glance

Total Income amounted to R$65,864 million in 2023, a decrease of 0.9%, or R$610 million in comparison with the year ended December 31, 2022, driven by (i) a decrease in net interest income, and (ii) losses on financial assets and liabilities (net) and exchange difference (net).

Consolidated Net Income totaled R$9,499 million in the year ended December 31, 2023, a decrease of 33.8% compared to the year ended December 31, 2022, mainly due to (i) a decrease in total income, as described above, (ii) a 264.0% increase in provisions, mainly driven by labor provisions, (iii) an increase in impairment losses on financial assets of 12.8% in 2023, driven by the growth of our portfolio and changes in our portfolio mix, especially among individuals and SMEs, and an increase in provisions as a result of a specific case of a large customer in our wholesale segment, and (iv) a 7.3% increase in administrative expenses in the year ended December 31, 2023.

Loan Portfolio to customers amounted to R$552 billion as of December 31, 2023, an increase of 5.1% compared to December 31, 2022, mainly due to an increase in our loan portfolios for individuals (especially credit card, payroll and agricultural loans) and for Corporate customers and SMEs, which was offset by a decrease in our Consumer Finance portfolio as a result of the sale of our entire stake in Banco PSA in the year ended December 31, 2023.

Credit risk exposure amounted to R$719.9 billion as of December 31, 2023, an increase of 8.3% compared to December 31, 2022, mainly due to increases of 24.4% in private securities and 14.5% in guarantees.

Credit Quality remains stable. Impaired assets to credit risk exposure ratio was 5.5% for the year ended December 31, 2023, a 0.4 p.p. decrease compared to the previous year.

Coverage ratio was 88.1% in the year ended December 31, 2023, a 1.7 p.p. decrease from 89.8% in the year ended December 31, 2022.

Our Basel Capital adequacy ratio was 14.5% in the year ended December 31, 2023, an increase of 0.6 p.p. compared to the year ended December 31, 2022.

Deposits from customer and from the Brazilian Central Bank increased by 15.8% reaching R$702 billion in 2023 mainly due to an increase in time deposits, given the greater appeal of fixed income investments amidst the prevailing high interest rate environment of 2023, coupled with our investment focused strategy, highlighted by our AAA investment advisory offering.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2023, 2022 and 2021:

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Net interest income	46,884	47,503	51,318	(1.3)	(7.4)
Income from equity instruments	22	38	90	(41.7)	(57.7)
Income from companies accounted for by the equity method	239	199	144	20.1	38.1
Net fee and commission income (expense)	15,640	14,876	15,273	5.1	(2.6)
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	3,795	4,699	(1,781)	(19.2)	n.m.
Other operating income (expenses) net	(716)	(841)	(1,119)	(14.9)	(24.9)
Total income	65,864	66,475	63,926	(0.9)	4.0
Administrative expenses	(19,563)	(18,240)	(17,316)	7.3	5.3
Depreciation and amortization	(2,741)	(2,586)	(2,434)	6.0	6.2
Provisions (net)	(4,424)	(1,215)	(2,179)	264.0	(44.2)
Impairment losses on financial assets (net)	(28,008)	(24,829)	(17,113)	12.8	45.1
Impairment losses on other assets (net)	(250)	(161)	(166)	55.0	(2.6)
Other nonfinancial gains (losses)	1,044	131	33	693.7	304.4
Operating income before tax	11,922	19,575	24,750	(39.1)	(20.9)
Income tax	(2,423)	(5,235)	(9,191)	(53.7)	(43.0)
Consolidated net income for the year	9,499	14,339	15,559	(33.8)	(7.8)

Consolidated Net Income for the Year

Our consolidated net income for the year ended December 31, 2023, was R$9,499 million, a decrease of R$4,841 million, or 33.8%, as compared to our consolidated net income of R$14,339 million for the year ended December 31, 2022, primarily due to (i) an increase in legal provisions of R$3,209 million, or 264%, to R$4,424 million in the year ended December 31, 2023 from R$1,215 million in the year ended December 31, 2022, driven by the increase in labor provisions in the period; (ii) an increase in impairment losses on financial assets of R$3,179 million, or 12.8%, to R$28,008 million in the year ended December 31, 2023 from R$24,829 million in the year ended December 31, 2022, driven by the deterioration of our credit portfolio which was impacted by an increase in provisions as a result of a specific case of a large customer in our wholesale segment, and (iii) a decrease in net interest income of R$619 million, which was driven by lower income in credit, attributable to a shift in our portfolio mix towards customers with a better risk profile and a focus on collateralized products, as well as a decrease in our performance in market operations.

Our consolidated net income for the year ended December 31, 2022, was R$14,339 million, a decrease of R$1,220 million, or 7.8%, as compared to our consolidated net income of R$15,559 million for the year ended December 31, 2021, primarily due to an increase in impairment losses on financial assets of R$7,716 million, or 45.1%, to R$24,829 million in the year ended December 31, 2022 from R$17,113 million in the year ended December 31, 2021 driven by the deterioration of the credit portfolio which was impacted by an increase in provisions as a result of a specific case of a large customer in our wholesale segment and a decrease in net interest income of R$3,815 million, or 7.4%, to R$47,503 million in the year ended December 31, 2022 from R$51,318 million in the year ended December 31, 2021 mainly due to (i) an increase in prevailing interest rates in Brazil as a result of the Brazilian Central Bank’s increases in the SELIC rate to suppress inflation and (ii) a decrease in income and fees received from customers as a result of a more selective credit approval strategy.

Net Interest Income

Net interest income for the year ended December 31, 2023 was R$46,884 million, a 1.3% or R$619 million decrease from R$47,503 million for the year ended December 31, 2022. This decrease was mainly due to a decrease in credit income, impacted by lower interest spreads, attributable to a shift in our portfolio mix towards customers with a better risk profile and a focus on collateralized products. This was partially offset by volume growth, driven by the individuals, SMEs and corporate loan portfolios. We also recorded a lower performance in our market operations.

Average total earning assets in 2023 were R$959,769 million, an 9.3% or R$81,998 million increase from R$877,771 million in 2022. The main driver of this growth was an increase of R$35,745 million, or 7.1%, in the average amount of loans and advance to customers.

Net interest margin (net interest income divided by average earning assets) in 2023 was 4.9% and 5.4% in 2022, mainly due to a shift in our portfolio mix towards lower risk products, as explained above.

Average total interest-bearing liabilities in 2023 were R$758,913 million, a 12.8% or R$85,857 million increase from R$673,056 million in 2022. The main driver of this growth was an increase of R$52,294 million in customer deposits, as a result larger volumes of time deposits, given the greater appeal of fixed income investments amidst the prevailing high interest rate environment of 2023.

Finally, the net interest spread (the difference between interest on earning assets and the average cost of interest-bearing liabilities) was 2.5% in 2023, mainly due to a shift in our portfolio mix towards customers with a better risk profile.

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

Average total earning assets in 2022 were R$877,771 million, a 4.5% or R$37,733 million increase from R$840,038 million in 2021. The main driver of this growth was an increase of R$42,407 million, or 9.2%, in the average of loans and advance to customers.

Net interest margin (net interest income divided by average earning assets) in 2022 was 5.4% and 6.1% in 2021.

Average total interest-bearing liabilities in 2022 were R$673,056 million, a 3.9% or R$25,304 million increase from R$647,752 million in 2021. The main driver of this growth was an increase of R$18,661 million in customers deposits because of a change in consumer preferences towards interest bearing assets.

Finally, the net interest spread (the difference between interest on earning assets and the average cost of interest-bearing liabilities) was 3.0% in 2022, mainly due to the increase in interest rates in Brazil in 2022.

Income from Equity Instruments

Income from equity instruments for the year ended December 31, 2023 totaled R$22 million, a R$16 million decrease from R$38 million for the year ended December 31, 2022, mainly due to lower dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Credito.

Income from equity instruments for the year ended December 31, 2022, totaled R$38 million, a R$52 million decrease from R$90 million for the year ended December 31, 2021, mainly due to higher dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2023 was R$239 million, a R$40 million increase from R$199 million for the year ended December 31, 2022.

Income from companies accounted for by the equity method for the year ended December 31, 2022 was R$199 million, a R$55 million increase from R$144 million for the year ended December 31, 2021, mainly due to an increase of R$50.6 million in the results of operations of Mobills, which we acquired in 2021.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2023 was R$15,640 million, a 5.1% or R$764 million increase compared to R$14,876 million for the year ended December 31, 2022. This increase was primarily attributable to: (i) asset management and pension funds business which recorded higher income driven by our consortiums (“consórcios”) products, (ii) card revenues, due to increases in the number of transactions and customer spending, and (iii) capital markets and trade finance, where we achieved higher revenues from intermediation and financial advisory services to companies.

Net fee and commission income for the year ended December 31, 2022 was R$14,876 million, a 2.6% or R$397 million decrease compared to R$15,273 million for the year ended December 31, 2021. This was primarily attributable to: (i) a decrease in card revenues as a result of a more selective credit approval strategy, (ii) the Spin-Off of Getnet (in the first quarter of 2021), and (iii) a decrease in fees from current account services, as a result of annual fee exemption and increased use of PIX. This was partially offset by an increase in collection and payment services and asset management and pension funds.

Net fees and commissions from asset management and pension funds totaled R$1,990 million for the year ended December 31, 2023, an increase of 24.4% compared to the year ended December 31, 2022.

Net fees and commissions from trade finance totaled R$1,926 million for the year ended December 31, 2023, an increase of 5.6% compared to the year ended December 31, 2022.

Net fees and commissions from credit and debit cards totaled R$3,554 million for the year ended December 31, 2023, an increase of 12.8% compared to the year ended December 31, 2022, mainly due to the growth in the number of transactions and customer spending.

Net fees and commissions from capital markets totaled R$1,183 million for the year ended December 31, 2023, an increase of 6.4% compared to the year ended December 31, 2022. This increase was mainly driven by an increase in revenue from intermediation and financial advisory services to companies.

The following table reflects the breakdown of net fee and commission income for the years ended December 31, 2023, 2022 and 2021:

	For the Year Ended December 31
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Current account services	3,255	3,267	3,549	(0.4)	(8.0)
Collection and payment services	1,801	1,790	1,626	0.6	10.1
Insurance and capitalization	4,303	4,357	4,311	(1.2)	1.1
Asset Management and pension funds	1,990	1,600	1,418	24.4	12.8
Credit and debit cards	3,554	3,151	3,666	12.8	(14.1)
Capital markets	1,183	1,112	1,053	6.4	5.5
Trade finance	1,926	1,825	1,758	5.6	3.8
Tax on services	(758)	(687)	(712)	10.4	(3.6)
Others	(1,613)	(1,538)	(1,396)	4.9	10.2
Total	15,640	14,876	15,273	5.1	(2.6)

Gains (losses) on financial assets and liabilities (net) and exchange differences

Gains on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2023 amounted to R$3,795 million, a decrease of R$905 million compared to a gain of R$4,699 million for the year ended December 31, 2022. This variation is mainly due to lower gains with financial assets measured at fair value through profit or loss, of R$4,801 million as of December 31, 2022 compared to R$3,441 million as of December 31, 2023. For further information, see notes 36 and 37 to our audited consolidated financial statements – included elsewhere in this annual report.

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2022 amounted to losses of R$4,699 million, a gain of R$6,480 million compared to losses of R$1,781 million for the year ended December 31, 2021. This variation is mainly due to (i) lower expenses related to net gains or losses from hedge accounting, from R$4,393 million as of December 31, 2022 compared to R$408 million as of December 31, 2023 and (ii) a positive variation of R$426 million related to financial instruments not measured at fair value through profit or loss.

The following table presents our gains/losses on financial assets and liabilities (net) and exchange differences (net) for the periods indicated.

	For the Year Ended December 31
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	3,795	4,699	(1,781)	(19.2)	n.m.
Effects of the hedge for investments held abroad	(163)	(129)	2,512	26.4	n.m.
Gains (losses) on financial assets and liabilities (net) and exchange differences (net) excluding effects of the hedge for investments held abroad(1)	3,632	4,570	731	(20.5)	524.8

(1)	Gains (losses) on financial assets and liabilities (net) and exchange differences (net) excluding the effects of the hedge for investments held abroad is a non-GAAP measure, For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Other Operating Income/Expenses

Other operating expenses for the year ended December 31, 2023 amounted to R$716 million, a decrease of R$125 million compared to expenses of R$841 million for the year ended December 31, 2022, mainly due to greater expenses with FGC pensions plans given the increase in the overall balance of deposits.

Other operating expenses for the year ended December 31, 2022 amounted to R$841 million, a decrease of R$278 million compared to expenses of R$1,119 million for the year ended December 31, 2021, mainly due to lower expenses with the Benefit Guarantor Fund — FGB (Fundo Garantidor de Benefícios) pension plan and greater expenses with FGC pension plans given the increase in the balance of deposits from R$436 million to R$478 million, which was primarily due to the increase in consumption of products covered by the FGC.

Administrative Expenses

Administrative expenses for the year ended December 31, 2023 were R$19,563 million, a R$1,323 million increase compared to expenses of R$18,240 million for the year ended December 31, 2022, mainly due to higher expenses with wages and salaries and specialized and technical services resulting from an increase in inflation in the period and investments in business expansion.

Administrative expenses for the year ended December 31, 2022, were R$18,240 million, a R$924 million increase compared to expenses of R$17,316 million for the year ended December 31, 2021, mainly due to the increase in expenses with wages and salaries, technology/systems and technical services, resulting from the increase in inflation in the period.

Personnel expenses increased R$917 million for the year ended December 31, 2023, mainly due to higher employee wages and salaries impacted by the 2022 collective bargaining agreement, which was applied to salaries starting in September 2022, as well as the 2023 collective bargaining agreement, which was applied to salaries starting in September 2023.

Personnel expenses increased R$871 million for the year ended December 31, 2022, mainly due to higher employee wages and salaries impacted by the 2021 collective bargaining agreement, applied to the salary base starting from September 2021, as well as the 2022 collective bargaining agreement, starting from September 2022.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Wages and salaries	6,640	6,311	5,905	5.2	6.9
Social security costs	1,654	1,431	1,153	15.6	24.1
Benefits	1,659	1,603	1,435	3.5	11.7
Training	62	60	55	3.1	9.1
Other personnel expenses	799	492	478	62.4	2.9
Total	10,814	9,897	9,026	9.3	9.6

Other administrative expenses increased R$406 million to R$8,749 million for the year ended December 31, 2023, from R$8,343 million for the year ended December 31, 2022, mainly as a result of greater expenses with specialized and technical services, resulting from the increase in inflation in the period and investments in business expansion.

Other administrative expenses increased R$52 million to R$8,343 million for the year ended December 31, 2022, from R$8,291 million for the year ended December 31, 2021, mainly as a result of greater expenses with general maintenance expenses and technology and systems, resulting from the inflationary pressures, which was partially offset by the decrease in expenses for advertising.

The following table sets forth our other administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Specialized and technical services	2,397	2,229	2,184	7.6	2.0
General maintence expenses	896	896	889	0.1	0.7
Technology and systems	2,384	2,577	2,474	(7.5)	4.2
Advertising	522	541	621	(3.4)	(13.0)
Communications	502	422	353	19.0	19.3
Per diems and travel expenses	163	73	72	124.5	1.1
Taxes other than income tax	173	149	202	16.2	(26.4)
Surveillance and cash courier services	525	549	598	(4.4)	(8.2)
Insurance premiums	27	22	22	21.9	(1.8)
Other administrative expenses	1,160	887	874	30.8	1.5
Total	8,749	8,343	8,291	4.9	0.6

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 29.7% in the year ended December 31, 2023, as compared to 27.4% for the year ended December 31, 2022. This increase of 2.3 p.p. in the ratio is primarily due to a decrease in net income (as a result of our more selective credit approval strategy and lower performance in market operations) and an increase in administrative expenses.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 27.4% in the year ended December 31, 2022, as compared to 27.1% for the year ended December 31, 2021. This increase of 0.3 p.p. in the ratio is primarily due to an increase in administrative expenses, impacted by the inflation in the period, and the effect of a more selective credit approval strategy.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2023 was R$2,741 million, a 6.0% or R$155 million increase from R$2,586 million for the year ended December 31, 2022, primarily due to greater expenses with the amortization of hardware and software items, resulting from investments made in the year ended December 31, 2023.

Depreciation and amortization for the year ended December 31, 2022, was R$2,586 million, a 6.2% or R$152 million increase from R$2,434 million for the year ended December 31, 2021, primarily due to greater expenses with the amortization of hardware and software items, resulting from investments made in the year ended December 31, 2022.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,424 million for the year ended December 31, 2023, a 264.0% or R$3,209 million increase compared to R$1,215 million for the year ended December 31, 2022, mainly due to an increase in labor contingencies.

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

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2023 were R$28,008 million, a R$3,179 million increase compared to R$24,829 million for the year ended December 31, 2022, which was driven by an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

Impairment losses on financial assets (net) for the year ended December 31, 2022 were R$24,829 million, an R$7,716 million increase compared to R$17,113 million for the year ended December 31, 2021, driven by the deterioration of macroeconomic conditions in Brazil and an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

Our credit risk exposure increased by R$55.3 billion to R$719.8 billion as of December 31, 2023 compared to R$664.5 billion as of December 31, 2022. Furthermore, our impaired assets increased R$0.7 billion from R$39.2 billion as of December 31, 2022 to R$39.9 billion for the year ended December 31, 2023.

Our credit risk exposure increased by R$43.4 billion to R$664.5 billion as of December 31, 2022 compared to R$621.1 billion as of December 31, 2021. Furthermore, our impaired assets increased R$12.3 billion from R$26.9 billion as of December 31, 2021 to R$39.2 billion for the year ended December 31, 2022.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2023, 2022 and 2021.

	As of December 31,
	2023	2022	2021
	(in millions of R$, except percentages)
Loans and advances to customers, gross	551,536	524,655	493,355
Impaired assets	39,887	39,224	26,923
Provisions for impairment losses	35,153	35,212	29,723
Credit risk exposure Non-GAAP – customers (1)	719,881	664,537	621,091
Ratios
Impaired assets to credit risk exposure	5.5%	5.9%	4.3%
Coverage ratio (2)	88.1%	89.8%	110.4%
Impairment losses on financial assets (net) (3)	(28,008)	(24,829)	(17,113)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

(2)	Provisions for impairment losses as a percentage of impaired assets.
(3)	As of December 31, 2023, 2022 and 2021, our total of impairment losses on financial instruments included R$1,327 million, R$1,173 million and R$1,191 million, respectively, relating to debt instruments.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Impaired Asset Ratios.” for a chart showing our impaired assets to credit risk ratio from 2021 through 2023.

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2023, 2022 and 2021.

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Commercial and industrial	16,292	14,156	11,440	15.1	23.7
Real estate	1,352	1,058	470	27.8	125.0
Installment loans to individuals	22,239	23,999	14,996	(7.3)	60.0
Lease financing	4	10	17	(64.8)	(40.4)
Total	39,887	39,224	26,923	1.7	45.7

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

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$16,292 million as of December 31, 2023, an increase of R$2,136 million, or 15.1%, compared to R$14,156 million as of December 31, 2022. This increase was mainly due to an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

Impaired assets in the commercial and industrial loans portfolio amounted to R$14,156 million as of December 31, 2022, an increase of R$2,716 million, or 23.7%, compared to R$11,440 million as of December 31, 2021. This increase was due to an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Methodology for Impairment Losses.”

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,352 million on December 31, 2023, an increase of R$294 million, or 27.8%, compared to R$1,058 million as of December 31, 2022. The increase in impaired assets in this portfolio was primarily due to the maturity of loans granted before we tightened our credit approval conditions with effect from January 2022.

Impaired assets in the real estate lending portfolio totaled R$1,058 million on December 31, 2022, an increase of R$588 million, or 125%, compared to R$470 million as of December 31, 2021. The increase in impaired assets in this portfolio was primarily due to the impact on our customers of the deteriorating macroeconomic conditions in Brazil.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Methodology for Impairment Losses.”

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$22,239 million as of December 31, 2023, with a decrease of R$1,760 million, or 7.3%, compared to R$23,999 million as of December 31, 2022. The decrease in impaired assets in this portfolio was primarily a result of the fact that loans granted after we tightened our credit approval conditions with effect from January 2022 have generally performed better than loans granted prior to that date.

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

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$4 million on December 31, 2023, a decrease of R$6 million compared to R$10 million as of December 31, 2022. The decrease in impaired assets in this portfolio was primarily a result of better quality of newer credit origination.

Impaired assets in the lease financing lending portfolio totaled R$10 million on December 31, 2022, a decrease of R$7 million compared to R$17 million as of December 31, 2021, mainly due to a decrease in nonperforming loans.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2023, amounted to losses of R$250 million, an increase of R$89 million as compared to R$161 million for the year ended December 31, 2022, mainly due to impairment losses on intangible assets.

Impairment losses on other assets (net) for the year ended December 31, 2022, amounted to losses of R$161 million, a decrease of R$4 million as compared to R$166 million for the year ended December 31, 2021, mainly due to impairment losses on intangible assets.

Other Nonfinancial Gains

Other nonfinancial gains amounted to R$1,044 million during the year ended December 31, 2023, an increase of R$913 million compared to R$131 million during the year ended December 31, 2022, mainly due to the sale of 40% stake in the share capital of Webmotors.

Other nonfinancial gains amounted to R$131 million during the year ended December 31, 2022, an increase of R$98 million compared to gains of R$33 million during the year ended December 31, 2021, mainly due to nonrecurring gains from real estate gains in the year ended December 31, 2022.

Operating Income Before Tax

Operating income before tax for the year ended December 31, 2023 was R$11,922 million, a decrease of R$7,653 million, or 39.1%, as compared to R$19,575 million for the year ended December 31, 2022. In the year ended December 31, 2021, our operating income before tax was R$24,750 million.

Excluding the effects of the hedge for investments held abroad operating income before tax amounted to R$11,759 million for the year ended December 31, 2023, a 39.5% decrease from R$19,445 million for the year ended December 31, 2022. In the year ended December 31, 2021, operating income before tax was R$27,262 million. Operating income before tax excluding the effects of the hedge for investment held abroad is a non-GAAP measure. For further information, see “Item 3, Key Information—A, Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

The table below presents our operating income before tax and our operating income before tax excluding the effects of the hedge for investment held abroad for the periods presented.

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Operating income before tax	11,922	19,575	24,750	(39.1)	(20.9)
Effects of the hedge for investments held abroad	(163)	(129)	2,512	26.4	n.m.
Adjusted operating income before tax (1)	11,759	19,445	27,262	(39.5)	(28.7)

(1)	Adjusted operating income before tax is a non-GAAP measure, For further information, see “Item 3. Key Information—A, Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Income Taxes

Income taxes expenses include income tax, social contribution, PIS and COFINS (which are social contributions due on certain income net of certain expenses).

Total income taxes amounted to R$2,423 million in the year ended December 31, 2023, a decrease of 53.7%, or R$2,812 million, in relation to R$5,235 million in the year ended December 31, 2022. This expense decrease was mainly attributed to: (i) a 39.1% or R$7,653 million decrease in operating income before tax to R$11,922 million in the year ended December 31, 2023 from R$19,575 million in the year ended December 31, 2022, which was primarily due an increase in net provisions of R$3,208 million, or 264.0%, to R$4,424 million in the year ended December 31, 2023 from R$1,215 million in the year ended December 31, 2022; and (ii) other events that reduced the amount of corporate taxes, such as increased IOF taxes, which led to an increase of 12.63%, or R$ 298 million, compared with R$2,362 million in the year ended December 31, 2022.

Total income taxes amounted to R$5,235 million in the year ended December 31, 2022, a decrease of 43.0%, or R$3,956 million, in relation to the income tax income balance of R$9,191 million in the year ended December 31, 2021. This expense decrease was mainly attributed to the following: (i) foreign exchange rate losses of R$129 million as a result of the effects of exchange rate variations on investment abroad in our subsidiary and for hedging instruments, affecting “our gains (losses) on financial assets and liabilities (net),”: and (ii) a 20.9% or R$5,176 million decrease in operating income before tax arising from the entities’ results of operations to R$19,575 million in the year ended December 31, 2022, from R$24,750 million in the year ended December 31, 2021, which was primarily due a decrease in net interest income of R$3,815 million, or 7.4%, to R$47,503 million in the year ended December 31, 2022 from R$51,318 million in the year ended December 31, 2021 driven by our credit portfolio.

The following table shows our income taxes and income taxes excluding the effects of the hedge for investments held abroad for the periods indicated.

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Income taxes	(2,423)	(5,235)	(9,191)	(53.7)	(43.0)
Effects of the hedge for investments held abroad	163	129	(2,512)	26.4	n.m.
Income taxes excluding effects of the hedge for investments held abroad (*)	(2,260)	(5,106)	(11,703)	(55.7)	(56.4)

(*)	Income taxes excluding effects of the hedge for investments held abroad is a non-GAAP measure, For further information, see “Item 3. Key Information—A, Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Results of Operations by Segment for the Years Ended December 31, 2023, 2022 and 2021

The following tables show our results of operations for the years ended December 31, 2023, 2022 and 2021, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Net interest income	44,652	45,618	46,236	(2.1)	(1.3)
Income from equity instruments	4	11	10	(68.7)	10.0
Income from companies accounted for by the equity method	185	148	105	25.2	40.1
Net fee and commission income	13,270	12,539	13,285	5.8	(5.6)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1,125)	(360)	(1,433)	212.3	(74.9)
Other operating income (expenses)	(596)	(718)	(974)	(17.0)	(26.3)
Total income	56,389	57,237	57,229	(1.5)	0.0
Personnel expenses	(9,754)	(8,986)	(8,221)	8.5	9.3
Other administrative expenses	(7,867)	(7,571)	(7,697)	3.9	(1.6)
Administrative expenses	(17,621)	(16,557)	(15,918)	6.4	4.0
Depreciation and amortization	(2,621)	(2,480)	(2,343)	5.7	5.8
Provisions (net)	(4,404)	(1,208)	(2,177)	264.6	(44.5)
Impairment losses on financial assets (net)	(26,583)	(23,683)	(17,170)	12.2	37.9
Impairment losses on other assets (net)	(250)	(160)	(164)	55.9	(2.1)
Other nonfinancial gain (losses)	1,044	131	33	693.7	304.4
Operating income before tax	5,953	13,281	19,491	(55.2)	(31.9)

	For the Year Ended December 31,
	2023	2022	2021	%Change 2023/2022	%Change 2022/2021
	(in millions of R$, except percentages)
Operating Income Before Tax	5,953	13,281	19,491	(55.2)	(31.9)
Effects of the hedge for investment held abroad	(163)	(129)	2,512	26.1	n.m.
Adjusted Operating Income Before tax(1)	5,790	13,151	22,003	(56.0)	(40.2)

(1)	Adjusted operating income before tax is a non-GAAP measure. For further information, see “Item 3. Key Information—A, Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

2023 and 2022

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2023, was R$5,953 million, a R$7,328 million decrease from R$13,281 million for the year ended December 31, 2022.

This variation was mainly due to:

•	an increase of R$3.2 billion in legal provisions, representing a 264.6% increase compared to the year ended December 31, 2022;
•	an increase of R$2.9 billion in impairment losses on financial assets (net), representing a 12.2% increase compared to the year ended December 31, 2022, mainly due to an increase in the credit portfolio driven by individual and consumer finance customer portfolios; and
•	a decrease in net interest income driven by our selective credit strategy in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Excluding the effects of the hedge for investments held abroad on our revenues, our operating income before taxes would have been R$5.8 billion, a 56.0% decrease compared with the year ended December 31, 2022. Operating income excluding the effects of the hedge for investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

2022 and 2021

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2022, was R$13.3 billion, a R$6.2 billion decrease from R$19.5 billion for the year ended December 31, 2021.

This variation was mainly due to:

•	an increase of R$6.5 billion in impairment losses on financial assets (net), representing a 37.9% increase compared to the year ended December 31, 2021, mainly due to (i) an increase in the credit portfolio driven by the individual customers portfolio, despite a more selective credit approval strategy, and (ii) the deterioration of the credit portfolio driven in particular by the increase in the cost of credit as a result of higher interest rates in 2022 than in 2021; and
•	a decrease of R$746 million in net fee and commission income due to (i) a more selective credit approval strategy, and (ii) lower fees from current account services (as a result of annual fee exemptions and the increased use of PIX).

Excluding the effects of the hedge for investments held abroad on our revenues, our operating income before taxes would have been R$13.2 billion, 40.2% lower than in the year ended December 31, 2021. Operating income excluding the effects of the hedge for investment abroad is a non-GAAP measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Global Wholesale Banking

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Net interest income	2,232	1,885	5,082	18.4	(62.9)
Income from equity instruments	19	27	80	(30.4)	(66.4)
Income from companies accounted for by the equity method	54	52	39	5.5	32.8

	For the Year Ended December 31,
	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
	(in millions of R$, except percentages)
Net fee and commission income	2,370	2,337	1,988	1.4	17.6
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	4,920	5,060	(347)	(2.8)	n.m.
Other operating income (expenses)	(120)	(123)	(145)	(2.2)	(15.5)
Total income	9,476	9,238	6,697	2.6	37.9
Administrative expenses	(1,942)	(1,683)	(1,398)	15.4	20.4
Personnel expenses	(1,060)	(911)	(805)	16.4	13.2
Other administrative expenses	(882)	(772)	(593)	14.2	30.2
Depreciation and amortization	(120)	(106)	(91)	12.8	16.0
Provisions (net)	(20)	(8)	(3)	151.3	201.1
Impairment losses on financial assets (net)	(1,425)	(1,146)	57	24.4	n.m.
Impairment losses on other assets (net)	-	(1)	(2)	n.m.	(48.8)
Operating income before tax	5,969	6,294	5,260	(5.2)	19.7

n.m. = not meaningful.

2023 and 2022

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2023, was R$5,969 million, a 5.2% or R$326 million decrease from R$6,294 million for the year ended December 31, 2022, which was primarily due to (i) an increase in administrative expenses and (ii) an increase in impairment losses on financial assets (net) mainly driven by an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

2022 and 2021

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2022, was R$6,294 million, a 19.7% or R$1,035 million increase from R$5,260 million for the year ended December 31, 2021, which was primarily due to an increase in (i) net fee income mainly due to capital markets and trade finance and (ii) gain on financial assets and liabilities and exchange difference driven by gains in financial assets measure at fair value through profit or loss held for trading. These results partially offset the increased in impairment losses on financial assets mainly driven by an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

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

For further information, see notes 16, 17, 18, 19 and 20 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2023	2022	2021
	(in millions of R$)
Customer deposits	583,221	489,953	468,961
Current accounts	36,599	26,607	41,742
Savings accounts	58,075	60,171	65,249
Time deposits	390,497	339,943	280,955
Repurchase agreements	98,049	63,232	81,014
Backed operations with Private Securities(1)	21,550	17,309	20,103
Backed operations with Public Securities	76,499	45,923	60,911
Deposits from credit institutions	118,512	116,079	121,005
Deposits on demand	5,100	3,521	126
Time deposits(2)	95,290	87,824	75,754
Repurchase agreements	18,122	24,734	45,125
Backed operations with Private Securities(1)	63	70	13,478
Backed operations with Public Securities	18,059	24,664	31,647
Total deposits	701,732	606,033	589,967
Marketable debt securities(3)	130,383	116,042	86,497
Agribusiness Credit Notes	36,423	24,045	16,989
Treasury Bills	22,729	33,713	25,074
Real Estate Credit Notes	57,619	43,776	31,481
Bonds and other securities	13,612	14,508	12,952
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	19,627	19,538	19,641
Total Funding	851,742	741,611	696,104

(1)	Refers primarily to repurchase agreements backed by debentures.
(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.
(3)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2023, 2022 and 2021 reflect this change.

Deposits

Customer Deposits

Our balance of customer deposits was R$583.2 billion on December 31, 2023, R$490.0 billion on December 31, 2022 and R$469.0 billion on December 31, 2021, representing 68.5%, 66.1% and 67.4% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$36.6 billion on December 31, 2023, R$26.6 billion on December 31, 2022 and R$41.7 billion on December 31, 2021, representing 5.2%, 4.4% and 7.1% of total deposits, respectively.

Savings Accounts

Our balance of savings accounts was R$58.1 billion on December 31, 2023, R$60.2 billion on December 31, 2022 and R$65.2 billion on December 31, 2021, representing 8.3%, 9.9% and 11.1% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$390.5 billion on December 31, 2023, R$339.9 billion on December 31, 2022 and R$281.0 billion on December 31, 2021, representing 55.6%, 56.1% and 47.6% of total deposits, respectively.

Customer Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements increased to R$98.0 billion on December 31, 2023 from R$63.2 billion on December 31, 2022 and R$81.0 billion on December 31, 2021, representing 14.0%, 10.4% and 13.7% of total deposits, respectively.

Deposits from Credit Institutions

Our balance of deposits from credit institutions was R$118.5 billion on December 31, 2023, R$116.1 billion on December 31, 2022 and R$121.0 billion on December 31, 2021, representing 16.9%, 19.2% and 20.5% of total deposits, respectively.

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

Other Funding

Marketable Debt Securities

Our balance of marketable debt securities was R$130.3 billion on December 31, 2023, R$116.0 billion on December 31, 2022 and R$86.5 billion on December 31, 2021, representing 15.3%, 15.6% and 12.4% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$36.4 billion on December 31, 2023, R$24.0 billion on December 31, 2022 and R$17.0 billion on December 31, 2021.

Treasury bills (Letras Financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the regulatory capital, Pursuant to CMN Resolution No. 5,007, of March 24, 2022, its minimum term must be 24 months and it must be issued for a minimum amount of R$300,000 for subordinated transactions and R$50,000 for senior transactions. Our balance of treasury bills totaled R$22.7 billion on December 31, 2023, a 32.6% decrease from December 31, 2022.

Real estate credit notes (Letras de Crédito Imobiliário) increased 31.6%, from R$43.8 billion on December 31, 2022 to R$57.6 billion on December 31, 2023.

We undertake issuances of securities, including under our Global Medium Term Notes Program. Our balance of bonds and other securities was R$13.6 billion on December 31, 2023 and R$14.5 billion on December 31, 2022. This change was principally due to the fact that the exchange rate between the euro and the real decreased from R$5.5694 as of December 31, 2022 to R$5.3516 as of December 31, 2023.

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

In October and November 2023, Santander Brasil exercised its option to repurchase the Tier 2 debt instruments issued in 2018 in the amount of U.S.$1.25 billion. In their place to compose our Tier 2 regulatory capital, Santander Brasil issued financial bills with a subordination clause in the total amount of R$6.0 billion. These new financial bills have a term of 10 years, and redemption and repurchase options in accordance with the applicable regulations. As of December 31, 2023, the balance for both Tier 1 and Tier 2 debt instruments was R$19.6 billion compared to R$19.5 billion as of December 31, 2022.

Capital Management

Our capital management is based on conservative principles and continuous monitoring of the items that affect our solvency level. We are required to comply with Brazilian capital adequacy regulations under Brazilian Central Bank rules. In October 2013, the new regulations implementing the capital and the regulatory capital requirements of the Basel Committee on Banking Supervision (Basel III) came into effect in Brazil, including the recently enacted Resolution No. 229, which reformed the prudential rules applicable to capital requirements associated with credit risk under the standardized approach (RWACPAD). For additional information regarding minimum regulatory level and other Basel III requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision— Capital Adequacy and Leverage—Basel—Basel III” and note 30, Operational Ratios, to our audited consolidated financial statements included elsewhere in this annual report.

CMN regulations establish conservative capital and countercyclical buffers for Brazilian financial institutions and determine the minimum percentages applicable as well as which sanctions and limitations will apply in case of noncompliance with such additional requirements. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Principal Limitations and Obligations of Financial Institutions.”

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

Contractual Obligations

Our contractual obligations as of December 31, 2023 are summarized as follows:

	As of December 31, 2023
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Contractual Obligations
Customer deposits	583,221	426,763	99,181	53,189	4,087
Marketable debt securities(1)	130,383	49,730	73,795	1,613	5,245
Debt Instruments Eligible to Compose Capital(2)	118,512	101,685	11,884	3,024	1,919
Deposits from credit institutions(3)	19,627	1,203	1,261	1,417	15,746
Total	851,742	579,381	186,121	59,243	26,997

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2023, 2022 and 2021 reflect this change.
(2)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5. Operating And Financial Review And Prospects—A. Operating Results.”
(3)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2023 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts payable on derivative contracts as they are dependent on changes in financial markets. The net fair value position of our derivative contracts as of December 31, 2023 reflected assets of R$4,354 million, compared to assets of R$3,276 million as of December 31, 2022.

In addition, we lease several properties under standard lease contracts, which can be cancelled or renewed at our option and include escalation clauses. The total future minimum payments of non-cancelable operating leases as of December 31, 2023 was R$ 2,449 million. From this total, R$ 582 million matures in up to one year, R$1,132 million matures from one year to up to five years and R$734 million matures after five years. Additionally, we have contracts with indeterminate maturities totaling R$0.6 million for the year ended December 31, 2023.

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

5D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	economic and political crisis in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the Brazilian administration that took office on January 1, 2023, may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses increase;
•	a global economic downturn as a result of pandemics, epidemics or outbreaks of infectious diseases, or instability or conflicts (including the ongoing war between Russia and Ukraine and the conflict in the Middle East, or the impact of the COVID-19 pandemic on the general economic and business conditions in

Brazil, Latin America and globally), can have an adverse effect on the global market and economy, including Brazil. It may decrease the interest of investors in Brazilian assets, in addition to making it difficult for us to access the capital markets and finance our operations, including on acceptable terms;

•	uncertainties regarding the political scenario for 2024, increased volatility in economic indicators and deceleration in growth rates may negatively affect our strategic plan, with impacts on our profitability, asset quality, portfolio expansion and financing conditions;
•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
•	continued market volatility and instability that could affect our revenues;
•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others, which could affect our margins and/or growth in lending activities;
•	regulatory capital changes toward more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;
•	decreased liquidity in domestic capital markets;
•	changes in taxes or other fiscal assessments that could decrease our profitability;
•	exchange rate volatility and exchange rate controls that could have an adverse impact on international investors;
•	our ability to protect ourselves against cybersecurity risks;
•	the effects of climate change, including transition risks, physical risks and other risks that could adversely affect us; and
•	our dependence on the proper functioning of information technology systems.

Conversely, a recovery in the Brazilian economy by means of economic reforms (e.g., an overhaul in the income tax structure) could have a positive effect on the Brazilian economy and, therefore, on our business.

For more information, see “Item 3. Key Information—D. Risk Factors” where we present the risks we face in our business that may affect our commercial activities, operating results or liquidity.

5E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Critical Accounting Policies” and notes 1(c) and 2 to our audited consolidated financial statements for the fiscal years ended December 31, 2023, 2022 and 2021, included elsewhere in this annual report.

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

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Deborah Stern Vieitas	Independent Chairwoman	August 21, 1957
José Antonio Álvarez Álvarez	Vice Chairman	January 6, 1960
Angel Santodomingo Martell	Member	November 16, 1965
Cristiana Almeida Pipponzi	Independent Member	December 22, 1974
Deborah Patricia Wright	Independent Member	September 4, 1957
Ede Ilson Viani	Member	September 5, 1967
José García Cantera	Member	May 26, 1966
José de Paiva Ferreira	Independent Member	March 1, 1959
Marília Artimonte Rocca	Independent Member	January 31, 1973
Mario Roberto Opice Leão	Member	July 21, 1975
Pedro Augusto de Melo	Independent Member	November 4, 1961

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Mario Roberto Opice Leão	Chief Executive Officer	July 21, 1975
Gustavo Alejo Viviani	Vice President Executive Officer and Investor Relations Officer	August 26, 1975
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Carlos José da Costa André	Vice President Executive Officer	August 09, 1963
Ede Ilson Viani	Vice President Executive Officer	September 5, 1967
Franco Raul Rizza (*)	Vice President Executive Officer	October 24, 1970
Germanuela De Almeida De Abreu	Vice President Executive Officer	December 6, 1975
Gilberto Duarte de Abreu Filho	Vice President Executive Officer	August 7, 1973
Luis Guilherme Mattos de Oliem Bittencourt	Vice President Executive Officer	December 4, 1973
Maria Teresa Mauricio da Rocha Pereira Leite	Vice President Executive Officer	June 21, 1967
Renato Ejnisman	Vice President Executive Officer	February 12, 1970
Adriana Marques Lourenço de Almeida	Officer	October 4, 1972
Alessandro Chagas Farias (*)	Officer	February 19, 1982
Alexandre Guimarães Soares	Officer	August 27, 1969
Alexandre Teixeira de Araujo (*)	Officer	May 26, 1971
Ana Paula Neves Granieri Domenici	Officer	October 6, 1971
Ana Paula Vitali Janes Vescovi	Officer	April 8, 1969
André Juaçaba de Almeida	Officer	September 27, 1974
Carlos Aguiar Neto	Officer	March 5, 1971
Celso Mateus de Queiroz	Officer	September 19, 1974
Cezar Augusto Janikian (*)	Officer	January 7, 1974
Claudenice Lopes Duarte	Officer	July 25, 1972
Claudia Chaves Sampaio (*)	Officer	December 6, 1982
Daniel Mendonça Pareto	Officer	July 4, 1978
Eduardo Alvarez Garrido (*)	Officer	July 6, 1973

Name	Position	Date of Birth
Eduardo Luis Sasaki (*)	Officer	March 3, 1974
Enrique César Suárez Fragata Lopes (*)	Officer	September 20, 1983
Flávia Davoli	Officer	September 12, 1975
Franco Luigi Fasoli	Officer	September 18, 1975
Geraldo José Rodrigues Alckmin Neto	Officer	September 8, 1981
Gustavo de Sousa Santos (*)	Officer	November 3, 1982
Izabella Ferreira Costa Belisario (*)	Officer	February 8, 1982
Jean Paulo Kambourakis	Officer	May 9, 1980
Leonardo Mendes Cabral	Officer	June 25, 1980
Luciana de Aguiar Barros	Officer	January 3, 1980
Luiz Masagão Ribeiro Filho	Officer	September 1, 1976
Marilize Ferrazza Santinoni	Officer	November 20, 1965
Murilo Setti Riedel	Officer	May 17, 1963
Paulo César Ferreira de Lima Alves	Officer	October 18, 1968
Paulo Fernando Alves Lima	Officer	April 5, 1976
Paulo Sérgio Duailibi	Officer	September 28, 1966
Rafael Abujamra Kappaz (*)	Officer	October 12, 1980
Ramon Sanchez Santiago	Officer	May 25, 1969
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Ricardo Olivare de Magalhães	Officer	January 26, 1979
Richard Flavio Da Silva	Officer	June 3, 1976
Roberto Alexandre Borges Fischetti	Officer	August 28, 1975
Robson de Souza Rezende	Officer	January 24, 1967
Rogério Magno Panca	Officer	December 30, 1970
Sandro Kohler Marcondes	Officer	April 16, 1964
Sandro Mazerino Sobral	Officer	February 24, 1975
Sandro Rogério da Silva Gamba	Officer	August 31, 1975
Thomaz Antonio Licarião Rocha	Officer	March 2, 1977
Vanessa Alessi Manzi	Officer	May 12, 1975
Vitor Ohtsuki	Officer	June 5, 1977

(*)	Pending approval by the Brazilian Central Bank.

Below are the biographies of the members of our (i) Board of Directors, which were elected at the Shareholders’ Meetings held on April 28, 2023 (election of all members except Cristina Almeida Pipponzi) and June 30, 2023 (election of Cristina Almeida Pipponzi); and (ii) our Board of Executive Officers, as elected at the Board of Directors meetings held on May 12, 2023 (election of all members except Leonardo Mendes Cabral, Franco Raul Rizza, Alessandro Chagas Farias, Alexandre Teixeira de Araujo, Cezar Augusto Janikian, Claudia Chaves Sampaio, Eduardo Alvarez Garrido, Eduardo Luis Sasaki, Enrique Cesar Suarez Fragata Lopes, Gustavo de Sousa Santos, Izabella Ferreira Costa Belisario and Rafael Abujamra Kappaz), July 3, 2023 (election of Leonardo Mendes Cabral), August 21, 2023 (change of position of Germanuela De Almeida De Abreu from the position of Officer to the position of Vice President Executive Officer), December 14, 2023 (change of position of Luis Guilherme Mattos de Oliem Bittencourt from the position of Officer to the position of Vice President Executive Officer), December 26, 2023 (election of Franco Raul Rizza) and January 2, 2024 (election of Alessandro Chagas Farias, Alexandre Teixeira de Araujo, Cezar Augusto Janikian, Claudia Chaves Sampaio, Eduardo Alvarez Garrido, Eduardo Luis Sasaki, Enrique Cesar Suarez Fragata Lopes, Gustavo de Sousa Santos, Izabella Ferreira Costa Belisario and Rafael Abujamra Kappaz).

Members of the Board of Directors:

Deborah Stern Vieitas. Ms. Vieitas is Brazilian and was born on August 21, 1957. She holds a degree in public administration from FGV-SP and a degree in journalism from the School of Communications and Arts of the University of São Paulo. She also holds a master’s degree in business from FGV-SP and in public administration from the École Nationale d’Administration. Currently, she is Chief Executive Officer of the American Chamber of Commerce of Brazil (Amcham Brasil). From 2015 to 2017, she was an independent member of the Board of Directors of AXA Seguros S.A. From 2008 to 2014, she was CEO and Director of Banco Caixa Geral-Brasil. From

2000 to 2008, as Executive Vice President of Banco BNP Paribas Brasil, Ms. Vieitas was responsible for Corporate Coverage and the Loan and Financing Portfolio. From 1998 to 2000, she was Executive Vice President of Banco CCF Brasil and responsible for Large Companies and Corporate Coverage, Capital Markets, Trade Finance and Foreign Exchange. Since 2022, she has been an Independent Member of the Board of Directors of BRF S.A., where she also is a member of the Audit Committee and People Committee. In April 2023, she joined the Iochpe Maxion Board of Directors as an independent member, where she is also a member of the Finance Committee. She is currently our Chairwoman of the Board of Directors and also coordinator of the Audit Committee of Santander Brasil, in addition to having already been a member of the Risk and Compliance Committee.

José Antonio Álvarez Álvarez. Mr. Álvarez Álvarez is Spanish and was born on January 6, 1960. He holds a bachelor´s degree (Hons) in economics and business from Santiago de Compostela University and a Master´s Degree in business administration from the University of Chicago. Mr. Álvarez Álvarez became Chief Executive Officer of the Santander Group on January 1, 2015 and Executive Vice Chairman on January 15, 2019. Prior to this, he was the bank’s Chief Financial Officer, from 2004 to 2015 and the Head of its Finance Division from 2002 - 2004. Before joining the Santander Group, he was Head of the Finance Division of BBVA (1999 - 2002) and Argentaria (1995 - 1999). Previously, he served as Chief Financial Officer for Banco Hipotecario de España, Vice President of Finanpostal Gestión Fondos de Inversión y Pensiones, and in roles at Banco de Crédito Industrial and Instituto Nacional de Industria. He has served as a member of the Boards of Directors of Santander Consumer Finance S.A, Santander Consumer Bank AG and Banco de Crédito Local S.A., among others, and on the supervisory boards of several of the Santander Group’s autonomous subsidiaries in Poland, Germany and the United States. He was Chairman of the European Banking Federation and Banking Supervision Committee from 2009 – 2012 and is currently our Vice Chairman and Member of the Board of Directors of PagoNxt and AON.

Angel Santodomingo Martell. Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in economics and business with specialization in finance from ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. He was the Vice President Executive Officer and Chief Financial Officer and Investor Relations Officer of Santander Brasil from 2014 until March 2023. In 2023, he was appointed Head of Strategy at Santander Group and Chief of Staff of the Executive Chair of Santander Group leading to his current role as Santander UK Chief Financial Officer and Executive Director (pending regulatory approval). He started at the Santander Group in 2005 as Head of International Development in the Asset Management unit after which he became Global Responsible for the Group Investor Relations area. Prior to this he was the head of Grupo Fortis in Spain and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he acted as founding member of the nonprofit organization CFA Society in Spain occupying as well different positions including President; and from 2009 to 2014 he was Vice President of AERI’s (Asociación Española de Relaciones con Inversores) Board of Directors. He was also Chairman of the Board of Directors of Webmotors S.A. from 2018 to 2021 and CEO of Santander Leasing S.A. Arrendamento Mercantil and Santander Corretora de Seguros, Investimentos e Serviços S.A. from 2018 to 2022.

Cristiana Almeida Pipponzi. Ms. Pipponzi is Brazilian and has a degree in Business Administration from Faculdade de Economia e Administração at the Universidade of São Paulo, and an MBA from INSEAD in France. She has worked with e-commerce projects at E&Y and was Officer of Marketing, Institutional Communication and Sustainability at Droga Raia S.A. Ms. Pipponzi currently holds the position of board member at Droga Raia S.A. and is one of our independent directors.

Deborah Patricia Wright. Ms. Deborah Wright is Brazilian and was born on September 4, 1957. She holds a degree in Business Administration from the School of Business Administration in São Paulo (EAESP-FGV). Ms. Wright began her career in 1980 in the Marketing Department at Kibon, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Director of Marketing, becoming Vice President Commercial in 1994. In 1995, she became General Manager of Kraft Suchard Foods. In 1997, she took over as General Manager of Kibon. At ICI / Paints, she was General Manager of Tintas Coral Brasil from 1997 to 1999 and later Regional Manager of ICI. She was also General Manager of Parmalat Brasil in 1999, and Chief Executive Officer of the Internet Division of Grupo Pão de Açúcar from 2000 to 2001. From 2002 to 2007, she was Corporate Vice President / Commercial Vice President of Sales and Abril Group’s Corporate Marketing. From 2009 to 2010, she was Chief Executive Officer / Country Manager at Ipsos Brasil, a market research company. She has served as an Advisor since 2001. From 2001 to 2005 she served on the Board of Directors of Graded – The American School of São Paulo. From 2005 to 2006, she was a Counselor

for CONAR (Brazilian National Council for Self-Regulation in Advertising). From 2008 to 2009, she was a member of the Board of Directors of Hospital Samaritano de São Paulo. From 2008 to 2014, she was a Director at Lojas Renner, a publicly traded Brazilian company specializing in clothing retail, as well as President of the Sustainability Committee from 2012 to 2014. From 2013 to 2016, she was a member of the Advisory Board of Eurofarma, the fourth largest Brazilian pharmaceutical company, still privately held and not listed on the stock exchange. Currently, she is associated with the following entities: she co-founded the Brazilian subsidiary of the WCD Group (Women Corporate Directors) in 2010; she is a coordinator of the IBGC (Brazilian Institute of Corporate Governance) Strategy Commission at IBGC, where she leads a DEI (Diversity, Equity and Inclusion) working and study group; and she is an ambassador for the 30% Club and WOB (Women on Boards) and has been involved in gender diversity advocacy for over a decade. In addition, she is an independent member of the Board of Directors, a member of the nomination and governance committee and chair of the Compensation Committee of Santander Brasil

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting and an MBA in Finance from IBMEC Instituto Brasileiro de Mercado de Capitais. He was an auditor at Banco Itaú S.A. from 1986 to 1990 and worked at BankBoston S.A for 16 years as a Senior Auditor, Credit Risk Management Superintendent, Head of Local Currency Loans and Head of the Small Business Segment. He joined Santander Brasil in 2007 as Small & Medium Companies Officer and from July 2010 to 2014 was Retail Banking Risk Management Officer. From 2014, he acted as the Officer responsible for Small & Middle, Government & Institution and Agribusiness and after that as Retail Banking Network Officer. In December 2019, he was promoted and became Technology & Operations Vice President. Since June 2023, he has also been a member of the Board of Directors of Banco Santander (Brasil) S.A. In January 2024 he took responsibility as Retail Banking Executive Vice-President of Santander Brasil.

José García Cantera. Mr. Cantera is Spanish and was born on May 26, 1966. He holds a degree in industrial engineering and also holds an MBA from IE Business School. Mr. García Cantera is Senior Executive Vice President of the Santander Group in Spain. He became Chief Financial Officer and Head of the Financial Management Division in January 2015. Prior to his current role, Mr. García Cantera was Head of Global Wholesale Banking, reporting directly to the Santander Group’s CEO. Mr. García Cantera became CEO of Banesto in 2006, having joined in September 2003 as Senior Executive Vice President of Wholesale Banking, comprising Corporate Banking, Treasury, Capital Markets, Banesto Bolsa and the Santander Group’s international operations. Before working at Banesto, Mr. García Cantera held senior executive positions at Salomon Brothers-Citigroup. He was a member of the Management Committee of Citigroup EMEA and of the Board of Directors of Citigroup Capital Markets U.K. and Citigroup EMEA. During his time as a Latin American stock analyst, he was rated as best analyst by a number of specialized publications including Institutional Investor, Reuters, Extel and Global Investor between 1995 and 2002.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in business administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started at Banco Bradesco in 1973 and occupied several different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice President Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001, he occupied the position of Business Officer for Latin America, in the American Division of Santander Central Hispano. At the end of 2001, he returned to Brazil to work as Vice President Executive Officer of Banco Banespa, where he was responsible for Human Resources, Technology, Operations and Patrimony. In 2003, he became Vice President Executive Officer responsible for Marketing, Products and Retail Business for Santander Brasil. In 2008, he became the Chief Executive Officer of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice President Executive Officer, responsible for the Retail Business. In March 2011, he became a member of Santander Brasil’s Board of Directors, and joined the Mitsubishi Corp Group based in Los Angeles, California, USA, where his main activities involved technological innovations. From July 2013 to December 2019, he returned to Santander Brasil and acted as Senior Vice President Executive Officer, responsible for Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. Additionally, he performed the following functions: Executive Director of Febraban (2014 to 2019), Chairman of the Febraban Self-Regulation Board (2016 to 2019), Chairman of the Board of Directors of CIP-Interbank Payment Chamber (2015 to 2018), President of Tecban Council – Banking Technology (2014 to 2015), Advisor of the Cancer Institute – SP (2009 to 2010) and Mentor of the Inova Unicamp

Program (2011 to 2013). Currently, he is a member of our Board of Directors and a member of our Risk and Compliance Committee.

Marília Artimonte Rocca. Ms. Rocca was CEO of Hinode Group, the largest Marketing Multilevel consumer goods company in Brazil, until December 2022, a position she had since November 2018. Previously, she was Ticket’s Managing Officer in Brazil, a food voucher company owned by Edenred Group company. She was also vice president at TOTVS, the sixth largest software company worldwide, based in São Paulo. From 2008 to 2012, Ms. Rocca was a managing partner at Mãe Terra, a natural and organic foods B-Corp sold to Unilever in 2017. Prior to that she co-founded and managed Endeavor Brazil, the most successful NGO supporting innovative entrepreneurship in the country. In 2000, she also co-founded Fundação Brava, a family foundation focused on transferring management tools to the public sector and Brazilian NGOs to boost their effectiveness. From 1995 to 1998, Ms. Rocca worked for Walmart as one of the organization’s first female officers in Brazil. For 20 years Ms. Rocca has served as a board member at privately and publicly held companies in the Education, IT, Services and Consumer Goods industries. Ms. Rocca has a degree in Business Administration from EAESP/Fundação Getúlio Vargas and an MBA in Management from Columbia University, attending on the Fundação Estudar Scholarship. She is a 2006 Henry Crown Fellow of the Aspen Institute and a member of the Aspen Global Leadership Network. Since October 2023, Ms. Rocca has been an independent member of the Board of Directors of Inspirali, the second largest player in medical education in Latin America. Furthermore, she is an independent member of the Board of Directors and coordinator of the Sustainability Committee of Santander Brasil.

Mario Roberto Opice Leão. Mr. Mario is Brazilian and was born on July 21, 1975. He holds a degree in production engineering from the Escola Politécnica of the Universidade de São Paulo. He joined Santander Brasil in October 2015 as an Executive Director in Corporate and Investment Banking. In July 2017 he became Executive Vice President of Corporate and SMEs and a member of our Executive Committee. Since January 2022 he has acted as Chief Executive Officer of Santander Brasil. Before joining Santander Brasil, he was a Managing Officer in Capital Markets at Morgan Stanley from 2008 to 2015, worked for Goldman Sachs from 2006 to 2008 and worked for Citibank from 1996 to 2006.

Pedro Augusto de Melo. Mr. de Melo is Brazilian and was born on November 4, 1961. He has a degree in accounting sciences and a postgraduate degree in accounting and financial administration from the São Judas Tadeu Universidade de Ciências Contábeis in São Paulo. On March 2, 2020 he was appointed as CEO of the Brazilian Institute of Corporate Governance (IBGC). In July 2021, he was appointed to coordinate the Audit Committee of Hospital Sírio Libanês. He developed his career in the Deloitte and KPMG audit areas. From 2008 to 2017, he was CEO of KPMG Brazil, in addition to being the CEO for KPMG South America from 2015. On October 1, 2017, he assumed the roles of COO for South America and Leader of Customers and Markets for South America until he retired from the firm in early 2020. He also actively participated in other levels of Governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON – Brazilian Institute of Independent Auditors between 2009 and 2010. He was also a member of the Governance Committee of Amcham Brasil and executive of the Union of Accounting Companies – SESCON. He was CEO of the Brazilian Institute of Corporate Governance (IBGC) from 2020 to 2023. Currently, Mr. de Melo is an independent member of the Board of Directors, and coordinator of the Audit Committee, in addition to having previously been coordinator of the Risk and Compliance Committee, and member of the Nomination, Governance and Remuneration Committees of Santander Brasil.

Members of the Board of Executive Officers:

Mario Roberto Opice Leão. See “—Members of the Board of Directors.”

Gustavo Alejo Viviani. Mr. Alejo is Argentinian and was born on August 26, 1975. He holds a degree in Economics from Pontifícia Universidade Católica of São Paulo and a CFA (Chartered Financial Analyst) from the CFA Institute of the United States. He completed academic extension courses in Business Administration at the University of California, Berkeley, and Advanced Corporate Finance at the London Business School. From July 1997 to March 1999, he was a Junior Research Analyst of Equities and Fixed Income at Citibank (Brasil). He has served at Santander Brasil since 2000, where he has been Credit Consultant, Trader, Senior Relationship Manager, Executive Officer of Corporate and Investment Banking, Managing Officer of our Corporate and Investment Banking Division and the Officer responsible for the Credit and Recovery Division in the Wholesale Bank. For the last 3 years until March 2023, He was our Retail Chief Financial Officer and responsible for the Retail Collections

Division. Since March 2023, as Executive Vice President, He serves as our Chief Financial Officer and Investor Relations Officer.

Alessandro Tomao. Mr. Tomao is Brazilian and was born on March 8, 1977. He holds a bachelor’s degree in law from FMU University and a master’s degree in business administration – HR from the University of São Paulo. As one of our Executive Vice Presidents, he has been responsible for the Company’s Legal and Corporate Affairs department since February 2018. From June 2010 to February 2018, he was the head of the legal litigation, legal consulting in Labor and Pension Funds departments at Santander Brasil. From 2000 to 2010, he served as head of the labor and pension funds legal department at Banco Itaú S.A. Since January 2020, he has been Executive Director of FEBRABAN. He is also member of the Board of Directors at CACEIS as of 2019.

Carlos José da Costa André. Mr. da Costa André is Brazilian and was born on August 9, 1963. He holds a degree in production engineering from the Federal University of Rio de Janeiro and an MBA in finance from IBMEC/RJ. Before joining Santander Brasil in 2021, Mr. da Costa André held several executive positions at Banco do Brasil, amongst them, CEO of BB Gestão de Recursos DTVM S.A., from 2018 to 2020, and Vice President of Finance and Investor Relations at Banco do Brasil S.A. between December 2020 and April/ 2021. As one of our Executive Vice Presidents, Mr. da Costa André is responsible for the Wealth Management area.

Franco Raul Rizza. Mr. Rizza is Argentinian and was born on October 24, 1970. He has completed studies in business and risk management in Argentina and Spain. He joined the Santander Group in 1989 in Argentina, where he held various positions, including Regional Manager, Product Manager and Retail Credit Risk Manager. He became director of Global Collections & Recoveries in the Madrid headquarters, covering all countries where the Santander Group has commercial banking activities outside Spain. Between 2010 and 2013, he was the Chief Risk Officer of Banco Santander in Uruguay and more recently he served as the Chief Risk Officer of Santander Chile from February 2014 to December 2023.

Ede Ilson Viani. See “—Members of the Board of Directors.”

Germanuela De Almeida De Abreu. Ms. De Abreu is Venezuelan and was born on December 6, 1975. She holds a degree in economics from Universidad Católica Andrés Bello – Caracas/Venezuela with an MBA in Human Resources from USP (Universidade de São Paulo – São Paulo). She completed the Development Program for Board Members by Fundação Dom Cabral. She served at Banco da Venezuela (Grupo Santander Caracas) as Senior Risk Analyst from 1999 to 2001. At Santander Brasil, she was Senior Sales Support Manager between 2001 and 2002, Human Resources Training Consultant between 2002 and 2003, HR Risk Consultant between 2003 and 2006, Executive Manager of HR between 2006 and 2008 and Superintendent of Human Resources between 2008 and 2013. At Santander Brasil, she served as Executive Superintendent between 2013 to 2018, responsible for the strategy of Performance Management, Career, Compensation, Benefits and Budget and Expenditure Management for Santander Brasil and, in 2018, she was elected Officer HR. Since 2023 she is the Vice President of HR & Ombusdsman area Santander Brasil.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in Industrial Engineering from the University of São Paulo and an MBA from the Massachusetts Institute of Technology in Cambridge, MA. Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, managing projects in the financial and retail areas. He is currently our Vice-President Executive Officer responsible for the Corporate segment, in addition to being also the chief executive officer of Sancap Investimentos e Participações S.A. and an executive officer of Banco Bandepe S.A..

Luis Guilherme Mattos de Oliem Bittencourt. He holds a degree in Computer Engineering from Unicamp, a specialization degree in business administration from FGV/SP and a master of science in Management of Technology (MOT) from MIT Sloan. He began his career as a trainee in technology at Banco Itaú in 1997 where he stayed until 2010, working with CRM, digital channels and intelligence, and worked at the retail unit of HSBC in Brazil as head of digital channels, CRM and strategic intelligence until 2012. At Santander Brasil since 2013, he worked in retail for eight years, leading CRM, digital channels, commercial intelligence, customer service, CFO and trade marketing areas. In the technology area since 2021 as CIO. Since 2024 Mr. Bittencourt is the Executive Vice-President responsible for the Technology and Operations Area.

Maria Teresa Mauricio da Rocha Pereira Leite. Mrs. Pereira Leite, born on June 21, 1967, is fluent in both English and Portuguese. She holds a degree in Business Administration focused on Finance from Fundação Armando Alvares Penteado and general management from the Kellogg School of Management at Northwestern University. Prior to joining Santander Brasil, she was the CEO and Head of Commercial Bank at Deutsche Bank Brazil and had held several leadership positions in the Brazil and the United Kingdom, at Royal Bank of Scotland PLC, ABN AMRO N.V. and Citibank N.A. Mrs. Pereira Leite has extensive experience in strategic, operational and regulatory transformation projects, through leading people in multicultural and complex environments. She joined Santander Brasil in 2021 as the Corporate Bank COO unit and since October 2022, she has been the Institutional Executive Vice-President responsible for Communications, Sponsorships & Client Experience, Government Relations, Macro Research, Responsible Banking, Natural Based Solutions and Institutional Marketing.

Renato Ejnisman. Mr. Ejnisman is Brazilian and was born on February 12, 1970. He holds a degree in physics from the University of São Paulo and a master’s degree and PhD in physics from the University of São Paulo and the University of Rochester, respectively. Before joining Santander Brasil, Mr. Ejnisman held management positions at Banco Bradesco, being a part of its executive committee and being responsible for various areas, reaching the position of CEO of Next. As one of our Executive Vice Presidents, Mr. Ejnisman is responsible for the Corporate and Investment Banking area.

Adriana Marques Lourenço de Almeida. Ms. Almeida is Brazilian and was born on October 4, 1972. She holds a degree in business administration from Fundação Armando Álvares Penteado – FAAP and an MBA from Columbia Business School, in the United States. She has more than 25 years of experience in national and multinational banks. From 2017, she served as an executive at Santander Brasil, where she was responsible for managing business with multinational companies as well as with the automotive sector. Since 2019, she has led the Global Transaction Banking division (cash management, supply chain finance and local currency loans) for the wholesale bank at Santander Brasil.

Alessandro Chagas Farias. Mr. Farias is Brazilian and was born on February 19, 1982. He has a degree in administration from the Federal University of Rio de Janeiro, a postgraduate degree in tax law from Fundação Getúlio Vargas, an MBA in Finance and Capital Markets also from Fundação Getúlio Vargas and has a master’s degree in advanced finance from IE Business School. He joined Santander in April 2011 in the treasury area where he was responsible for the Structuring, Products and Market Intelligence desks. In 2020 he joined the Technology & Operations team as responsible for the operational areas of Fiduciary Administration, Private and Treasury as well as the product development and after-sales areas of Treasury, Brokerage, Funds, Insurance, Capitalization, Consórcios and Pensions. Since 2021, he has also been an officer at Santander DTVM responsible for the Fiduciary Administration of investment funds.

Alexandre Guimarães Soares. Mr. Soares is Brazilian, born on August 27, 1969. He has a degree in engineering from Escola Mauá de Engenharia and an extension degree in economics from the Faculty of Economics and Administration of the University of São Paulo and a postgraduate degree in marketing from Escola Superior de Propaganda e Marketing. Before joining Santander Brasil. Mr. Soares held management positions at Banco Safra, BankBoston Banco Múltiplo S.A and Banco Real S.A. He is an alternate member of the deliberative councils of Nuclea and TECBAN – Tecnologia Bancária and a member of Nuclea’s Risk and Compliance Committee. As one of our executive officers, Alexandre is responsible for Manufacturing the Vice Presidency of Technology & Operations and CEO of the company Tools Soluções e Serviços Compartilhados Ltda, a wholly owned subsidiary of Banco Santander (Brasil) S.A.

Alexandre Teixeira de Araujo. Mr. Araujo is Brazilian and was born on May 26, 1971. He has a degree in management from ESPM and a specialization in risk management from INSPER. He has worked at Banco Real since 1986 and has been with the Santander Group since 2009. Previously, he was Executive Superintendent of Risks responsible for managing Credit Risks for Small and Medium-Sized Companies, Governments, Institutions & Universities and Agribusinesses at Santander Brasil.

Ana Paula Neves Granieri Domenici. Ms. Domenici is Brazilian and was born on October 6, 1971. She holds a degree in economics from the University of São Paulo, a master’s degree in applied mathematics and finance and an MBA in the financial sector both from the University of São Paulo. At Santander Brasil since 2019, she was Executive Superintendent of the Market Risk Management area and more recently at Planning and Performance areas. As one of our executive officers Ms. Domenici is responsible for wealth management.

Ana Paula Vitali Janes Vescovi. Ms. Vescovi is Brazilian and was born on April 8, 1969. She received a degree in economics from Universidade Federal do Espírito Santo, has a Master in Public Administration from the

Brazilian School of Public Administration at Fundação Getúlio Vargas in Rio de Janeiro, a Master in Public Economics from Universidade de Brasilia and a postgraduate degree in public policies and government management from the Brazilian National School of Public Administration. Since 1997, she has worked in public service, with an emphasis on fiscal and financial management and public policies. She has executive experience in the three spheres of government. She served as chairman of the board of directors of Caixa Econômica Federal, Instituto de Resseguros do Brasil and Banco do Estado do Espírito Santo – BANESTES, and a member of the Board of Directors of Eletrobras. Currently, she serves as a member of the board of directors of Ultrapar. She held the positions of Secretary of the National Treasury and Executive Secretary at the Ministry of Economy, between 2016 and 2018. As one of our executive officers, she is responsible for the macroeconomic research area.

André Juaçaba de Almeida. Mr. Almeida is Brazilian, and was born on September 27, 1974. He holds a degree in economic sciences from Cândido Mendes University. Prior to joining Santander Brasil, Mr. Almeida held positions in structured Derivatives at Bank of America, Citibank and Goldman Sachs. As one of our executive officers, Mr. Almeida is responsible for banking relationships with large corporates –within the Corporate & Investment Banking department.

Carlos Aguiar Neto. Mr. Aguiar is Brazilian and was born on March 5, 1971. He holds a degree in Electrical Engineering from Fundação Armando Alvares Penteado with a specialization in Business Administration from Fundação Getúlio Vargas. From 1996 to 2007, he worked as Treasurer of Cargill Agrícola S.A., officer of Cargill Previdência and Executive Officer of Banco Cargill S/A. From 2007 to 2010, he was CFO and Investor Relations at BrasilAgro – Cia Brasileira de Propriedades Agrícolas S.A. From 2010 to 2015, he was CEO at Macquarie Crop Partners LP at Macquarie Bank, responsible for funds that invest in farms and grain production in Brazil and Australia. Mr. Aguiar is also Executive Officer of ABAG (Associação Brasileira do Agronegócio), a member of COSAG (Conselho Superior do Agronegócio da Fiesp) and Executive Officer of FEBRABAN (Federação Brasileira de Bancos) on the Rural Credit Sector Commission. Since 2015, he has been the executive officer responsible for the agribusiness area of Santander Brasil. He is also a member of our Sustainability Committee and executive officer of Banco Bandepe S.A..

Celso Mateus de Queiroz. Mr. de Queiroz is Brazilian, born on September 19, 1974. He holds a degree in business administration from UNIB – Universidade Ibirapuera and a postgraduate degree in marketing administration from Fundação Armando Alvares Penteado, an MBA in business management from Fundação Getúlio Vargas and an MBA in business management from INSPER. Prior to joining Santander Brasil, Mr. de Queiroz held management positions at Banco Real S.A. As one of our executive officers. Mr. de Queiroz is responsible for our banking network in the greater São Paulo region, is a member of the Compliance and UPLD and Incentives Committee, in addition to an active participation as retail representative in engagement for diversity actions.
Cezar Augusto Janikian. Mr. Janikian is Brazilian, born on January 7, 1974. He graduated in Economics from Universidade Mackenzie and postgraduate degree in business administration from Fundação Getulio Vargas. He began his career at ABN Real S.A., moving to the Santander Group in August 2009. He was CEO of Banco Hyundai Capital Brasil between 2019 and January 2022 and is a member of the Board of Directors of Banco RCI Brasil S.A. Currently, he is Director of Institutional Relations, a position he has held since 2022, and is also an officer at Aymoré Crédito, Financiamento e Investimento S.A. since July 2023.

Claudenice Lopes Duarte. Ms. Duarte is Brazilian and was born on July 25, 1972. She holds a degree in Journalism from Faculdades Integradas Alcântara Machado with a specialization in Business Communication from Fundação Getúlio Vargas. From 1996 to 2009, she worked at GWA Comunicação Integrada as Senior Director. From 2009 to 2010, she was Executive Manager of Press Relations at Santander Brasil. From 2011 to 2012, she was Superintendent of Relations with the Press and Institutional Relations at Santander Brasil and, as one of our executive officers, she is currently responsible for Internal and External Communications at Santander Brasil.

Claudia Chaves Sampaio. Ms. Chaves Sampaio is Brazilian and was born on December 6, 1982. She has a degree in management from FIEO and an MBA in finance from Fundação Getúlio Vargas. She has been at Santander Brasil since 2007, working in business areas such as Consumer Finance, Retail and Cards. She was a Manager at Santander Consórcios between 2022 and 2024.

Daniel Mendonça Pareto. Mr. Pareto is Brazilian and was born on July 4, 1978. He received a degree in law from the Federal University of Rio de Janeiro. At Santander Brasil since 2015, he was an Executive Superintendent in charge of the Corporate Legal Department and the secretary of the board until 2022. From 2021 to 2022 he was the Chairman of the Board of Directors of Toro Corretora de Títulos e Valores Mobiliários S.A. and is currently a member of the board of directors of CSD Central de Serviços de Registro Depósito aos Mercados Financeiro e de Capitais S.A. As one of our executive officers, he is responsible for the Corporate Legal Department and the Internal Governance Office.

Eduardo Alvarez Garrido. Mr. Garrido is Spanish and was born on July 6, 1973. He earned a double degree in law and business administration from the Universidad Pontificia Comillas in Madrid. He worked as a strategy consultant and as an executive of private equity funds. During his first tenure at Santander Brasil (2007-2014), he was Head of the Consumer Finance unit and later senior head in the Retail Banking unit. After returning to Santander Brasil in 2022, he became senior head of strategy and is now one of our executive officers, being responsible for the Subsidiaries, Innovation and NPS area.

Eduardo Luis Sasaki. Mr. Sasaki is Brazilian and was born on March 3, 1974. He has a degree in production engineering from FEI and a postgraduate degree in business administration from Fundação Getúlio Vargas, in addition to having an MBA from Insper. At Santander Brasil since 2018 he was Executive Superintendent of the Data & Analytics area, being responsible for accelerating the intensive use of bank’s data environment by the business areas.

Enrique César Suárez Fragata Lopes. Mr. Lopes is Brazilian and was born on September 20, 1983. He has a degree in computer science from the Federal University of São Carlos, an MBA from Fundação Getúlio Vargas and an MBA from New York University - Leonard N. Stern School of Business. At Santander Brasil since 2019 he was Executive Superintendent responsible for the Remote Channel and is now responsible for Pricing, Incentives and Financial Planning and Analysis in the Retail Bank.

Flávia Davoli. Ms. Davoli is Brazilian and was born on September 12, 1975. She graduated in computer science from UNESP and has a postgraduate degree in finance from FIA and in Information Technology from UTS in Sydney, Australia, in addition to an MBA in Finance from INSPER. At Santander Brasil since 2016 as a senior executive in technology, she is currently our CIO responsible for core banking.

Franco Luigi Fasoli. Mr. Fasoli is Brazilian and was born on September 18, 1975. He holds a degree in Business Administration from Fundação Armando Alvares Penteado and a postgraduate degree in Financial Economics from Universidade de São Paulo. Working since 1997 with financial institutions, he started his career at Santander Brasil as Senior Manager of Products and Marketing. He worked for 13 years in Argentina, Italy and Spain, being responsible for Multinational Companies and later for Trade Finance & Correspondent Banking & Cash Management for Latin America. Since 2014, back in Brazil, working in the Companies Market and in the Retail Network. As one of our executive officers, he is currently responsible for the Small & Medium Companies and Institutions.

Geraldo José Rodrigues Alckmin Neto. Mr. Rodrigues is Brazilian and was born on September 8, 1981. He graduated in Business Administration from Pontifícia Universidade Católica de São Paulo. At Santander Brasil he served as Executive Superintendent since 2013. Between 2008 and 2013, he was Executive Superintendent of Insurance at Banco Santander México, participating in the Santander Group's management training program. From 2004 to 2008, he served as Relationship Manager and Foreign Trade. As one of our executive officers, he is currently responsible for the Individuals business segment and prior to that was responsible for our digital business segment and retail investment and distribution strategy.

Gustavo de Sousa Santos. Mr. Santos is Brazilian and was born on November 3, 1982. He has a degree in business administration from Fundação Armando Álvares Penteado and a postgraduate degree in finance from INSPER and an Executive MBA from Fundação Dom Cabral. He began his career at Banco Real, working in the areas of Controllership, Strategy and Finance. At Santander Brasil since 2008, he worked in several areas in Finance, where he was statutory director of Aymoré CFI S.A., and in Retail, as executive superintendent of the areas of Individuals, Digital Business, Remote Channel and CRM. As one of our executive officers, he is currently responsible for the Mass segment. In the Santander Group he also served as a member of the Board of Directors of Webmotors, Banco RCI, Loop and Santander Auto between 2018 and 2020.

Izabella Ferreira Costa Belisario. Ms. Ferreira Costa Belisario is Brazilian and was born on February 8, 1982. She has a degree in management from the Federal University of Minas Gerais and a postgraduate degree in finance management from INSPER and an MBA in information technology management from FIAP. At Santander Brasil since 2006, she was Executive Superintendent of the Channels Platform area, responsible for the customer experience on digital channels, and, more recently, Executive Superintendent of the Consumer Solutions Platform area, responsible for managing the entire individual customer products operation.

Jean Paulo Kambourakis. Mr. Kambourakis is Brazilian and was born on May 9, 1980. He has a degree in electrical engineering from the Polytechnic School of the University of São Paulo and in business administration from Fundação Getúlio Vargas. In the financial sector, he began his career at Banco Real, where between 2004 and 2006 he worked on transformation projects. He has been at Santander since 2006, where he also led transformation projects, and dedicated nine years (2011 to 2019) in Expenses and Efficiency, the last four as leader of this topic in the organization. From 2020 to 2023 he was responsible for the Securitization area, developing important results in NPL investments. Since April 2023 he has been the executive officer responsible for the retail bank’s Recoveries and Collections business.

Leonardo Mendes Cabral. Mr. Cabral is Brazilian and has a bachelor’s degree in engineering from the Brazilian Military Institute of Engineering, and holds an MBA from Stanford University. He has served as director of M&A operations for Banco Credit Suisse and AMBEV. He was an officer of the BNDES’ privatization area. He recently held the position of investments and capital markets officer at Credit Suisse. As one of our executive officers, he is responsible for the Corporate and Investment Banking area.

Luciana de Aguiar Barros. Ms. de Aguiar Barros is Brazilian and was born on January 3, 1980. She holds a degree in statistics from the Universidade de Campinas, a postgraduate degree in business administration from Fundação Getúlio Vargas and an MBA in credit risk management from INSPER. She has been a member of the Santander Group since 2010, having several roles in our credit area. As one of our executive officers, Ms. de Aguiar Barros is currently responsible for Consigned Credit area.

Luiz Masagão Ribeiro Filho. Mr. Masagão is Brazilian, born on September 1, 1976. He has a degree in business administration from Fundação Getúlio Vargas. He began his career in 1997 working as Back Office for Interest Rate Options in Brazil, at Banco Citibank S.A. until 2005. He was Senior Foreign Currency Options Trader from February 2005 to September 2005 at ING Bank N.V.. He returned to Banco Citibank S.A., where he held the position of Executive Manager from 2005 to 2008, and Superintendent from 2008 to 2009. He worked as Executive Superintendent of Sales of Fixed Income Products from 2009 to 2010 at Morgan Stanley, and joined Santander Brasil, initially acting as Head of the GCB/Corporate Sales team from 2010 to 2014, and lastly as Executive Superintendent of the Sales Team in Brazil. In November 2018, he was appointed Treasurer of Santander Brasil, responsible for all Treasury operations, including Proprietary Trading, Market Making, Sales and Products. In 2023, Luiz Masagão expanded his scope of action by taking on the roles of Head of LatAm Markets and Global Head of Commodities, together with the activity of Treasurer of Santander Brasil. He is also executive director of Banco Bandepe S.A. and Santander Corretora de Seguros, Investimento e Serviços S.A.

Marilize Ferrazza Santinoni. Ms. Santinoni is Brazilian and was born on November 20, 1965. She holds a degree in Business Administration from the Universidade de Ijui – RS and an MBA in business management from Fundação Getúlio Vargas, Passo Fundo – RS. She has been an employee of Santander Brasil since 1984, where she worked at several roles both in Management and Regional Superintendence. Since 2016, she has been acting as Executive Network Superintendent, and currently, as one of our executive officers, she is responsible for the banking network of Paraná and the northern region of Santa Catarina for Banco Santander Brasil.

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

Paulo César Ferreira de Lima Alves. Mr. Alves is Brazilian, born on October 18, 1968. He has a degree in economic sciences from the University of Fortaleza – UNIFOR and a postgraduate degree in Financial Management and Controllership from Fundação Getúlio Vargas. Before joining Santander Brasil, he held management positions at Banco ABN AMRO Real S.A. As one of our executive officers, he is currently responsible for our network in northeast region of Brazil.

Paulo Fernando Alves Lima. Mr. Lima is Brazilian and was born on April 5, 1976. He holds a degree in management from Fundação Getúlio Vargas in São Paulo. At Santander Brasil since 2006, he was responsible for the areas of operations with the infrastructure sector and more recently as responsible for the recovery area of corporate portfolios. As one of our executive officers, Mr. Lima is responsible for Wholesale risk management.

Paulo Sérgio Duailibi. Mr. Duailibi is Brazilian, born on September 28, 1966. He has a degree in business administration from the Federal University of Minas Gerais and a master’s degree in business administration from Fundação Getúlio Vargas. Before joining Santander Brasil, Mr. Duailibi held management positions at Banco J. Safra S.A., BankBoston Banco Múltiplo S.A and Citibank N.A. He was Vice-President of the Board of Officers and Effective Member of the Deliberative Council of the Brazilian Association of Real Estate Credit Companies and Savings. As one of our executive officers, Duailibi was responsible for the Technological Platform for Real Estate Business, Finance, Consortiums (“Consórcios”), Consignment and PF Loans, and since July 2023 he has been responsible for the area of Local Loans, Cash Management, Services, Guarantees and Legal Entity Structuring. He has also been an Officer of Santander Holding Imobiliária since 2020 and member of the board of directors of Webmotors S.A.

Rafael Abujamra Kappaz. Mr. Kappaz is Brazilian and was born on October 12, 1980. He holds a bachelor’s degree in civil engineering from Escola de Engenharia Mauá and a master’s degree in finance from Fundação Getúlio Vargas. He has held several positions at Santander Brasil since 2003 and is currently head of Global Trade Solutions and CEO of Santander Asset Management in Brazil.

Ramon Sanchez Santiago. Mr. Santiago is Spanish and was born on May 25, 1969. He graduated in Law from the University of Salamanca, Spain. From 2000 to 2010, he was Head for Internal Audit at different Banks of Santander Group (Puerto Rico, Chile, SCF). Between 2010 and 2011, he was Project Leader of the Santander Group, responsible for the project to reduce the Risk Weighted Assets (RWA) throughout the Group. He was also Head of Internal Audit at Santander UK from 2011 to 2014. From 2015 to 2018, he served as Internal Audit Officer of the Santander Group for Capital and Solvency. As one of our executive officers, Mr. Santiago has been responsible for our Internal Audit area since September 2018.

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. He served for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001 rendering tax advisory services to Brazilian and multinational entities. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. As one of our executive officers, he is responsible for the accounting department of the Company, and also tax planning, accounting rules and corporate reorganization processes. He also serves as Administrator of Aquanima Brasil Ltda. and Summer Empreendimentos Ltda., as Executive Officer of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., Banco Bandepe S.A., Fundação Santander and Santander Global Cards & Digital Solutions Brasil S.A., and as Vice President Officer of Santander Corretora de Seguros, Investimentos e Serviços S.A.

Ricardo Olivare de Magalhães. Mr. Olivare is Brazilian and was born on January 26, 1979. He holds a degree in Statistical Mathematics from the Institute of Mathematics and Statistics of the University of São Paulo and holds a Master’s degree in Applied Statistics also from the Institute of Mathematics and Statistics of the University of São Paulo. Has been an employee of Banco Santander (Brasil) S.A. since 2001 and held several positions in the Santander Brasil’s credit area. In 2008 he was CRM Deputy Officer at Banco Santander México and as Officer of Analytical Marketing from 2010. In 2012 he returned to Banco Santander (Brasil) S.A. to assume the position of Executive Superintendent responsible for the credit recovery strategy. In 2017 he became Executive Superintendent of products and channels of Aymoré Crédito, Financiamento e Investimento S.A.. He currently holds a position as officer at Aymoré Crédito, Financiamento e Investimento S.A. and Webmotors S.A. and also is a deputy member of the Board of Directors of Banco RCI Brasil S.A. As one of our executive officers, he is responsible for the credit area in the individual segment.

Richard Flavio da Silva. Mr. da Silva is Brazilian and was born on June 3, 1976. He holds a degree in computer science from USP, a postgraduate degree in business administration from Fundação Getúlio Vargas in São Paulo and a master’s degree in information security from USP. At Santander Brasil since 2016, he was Executive Superintendent of the Technology area responsible for the strategy and transformation of IT and Santander Brasil’s

Cyber Security operation. As one of our executive officers Mr. da Silva is responsible for Santander Brasil’s Cyber Security.

Roberto Alexandre Borges Fischetti. Mr. Fischetti is Brazilian and was born on August 28, 1975. He holds a degree in Economics from the business school of the University of São Paulo (Faculdade de Economia, Administração e Contabilidade (FEA), Universidade de São Paulo). Mr. Fischetti has acted in the Brazilian financial market and banking industry since 1998. From 1998 to 2003, he worked at Deutsche Bank as Fixed Income Trader, responsible for management interest rate and foreign exchange positions. From 2004 to 2007, he was Superintendent of Treasury Products at Banco Real, responsible for the structuring of operations and treasury products and coordination of the product team. Since 2007, Mr. Fischetti has been Financial Executive Superintendent of Santander Brasil, responsible for the management of structural interest and exchange rate exposures, local and external liquidity management, and the pricing of commercial operations. As one of our executive officers, he is responsible for the ALM financial management.

Robson de Souza Rezende. Mr. Rezende is Brazilian and was born on January 24, 1967. He holds a degree in Statistics from Associação – Salgado de Oliveira de Educação e Cultura in Niteroi in the state of Rio de Janeiro and an MBA in Marketing from ESPM-SP. He began his career at Unibanco, where he worked between 1985 and 1999 in the Management of Agencies and later in the Human Resources Area working in Training and Development with a focus on the Agencies of Unibanco. Mr. Rezende joined Santander Brasil in 1999. From 1999 to 2003, he served as a Superintendent of Human Resources. From 2003 to 2008, he served as Regional Superintendent. From 2008 to 2010, he worked as Superintendent of Commercial Models, during which time he participated in the integration of the commercial model of Santander Brasil and Banco Real. He also led the Santander branch expansion project in Brazil for three years from 2010 to 2013. He was responsible for the Branch network in the state of Rio de Janeiro, managing approximately 290 branches and 3,700 employees in the region. As one of our executive officers, he is currently responsible for the Commercial Retail Network.

Rogério Magno Panca. Mr. Panca is Brazilian and was born on December 30, 1970. He holds a degree in Economics from the Universidade Católica de Santos, holds a postgraduate degree in Business Administration from Fundação Getúlio Vargas and an MBA in International Business from the University of São Paulo. He served as executive manager of structured operations by Banco do Brasil between 2008 and 2011. In the period from 2011 to 2013, he was Head of Large Corporate for Banco do Brasil and in 2014, became Head of the Governance Unit of Entities Linked to Banco do Brasil. Between 2015 and 2019, he was a member of the Board of Directors of Banco Digio S.A., Cateno S.A., Elo Serviços S.A., Livelo S.A., Alelo S.A. and Cielo S.A. During this period he was also an officer of Banco do Brasil, being responsible for the means of payment division. Since 2019, he has been a superintendent and an officer and member of the Board of Directors of Elopar. He joined Santander Brasil in 2019 and currently is one of our executive officers responsible for the area of Cards and Digital Payments.

Sandro Kohler Marcondes. Mr. Marcondes is Brazilian and was born on April 16, 1964. He graduated in Business Administration from Unicentro Paraná. He completed his master’s degree in Business Administration by Fundação Getúlio Vargas. At Santander Brasil since 2018, he served as Executive Superintendent Global Debt Financing. In 2018, he served as Executive Officer of Financing and Investor Relations at Neoenergia S.A. From 2005 to 2018, he served as Executive Officer at Banco do Brasil S.A., and also at Banco do Brasil S.A. from 1999 to 2004, he served as General Manager in Paris and Assistant General Manager. Currently he is the executive officer responsible for our Global Debt Financing structure and manages the activities of our Debt Capital Markets division.

Sandro Mazerino Sobral. Mr. Sobral is Brazilian and was born on February 24, 1975. He holds a degree in economics from the Universidade Presbiteriana Mackenzie with a specialization in economic sciences from the FEA USP and in Banking from the IBMEC-SP. An employee of Santander Brasil since 2003, he has held various positions in our capital markets and trading area, being responsible for managing the portfolios of fixed income, inflation, accrual, FX and equities. Since 2017 he has been in charge of our trading desks.

Sandro Rogério da Silva Gamba. Mr. Gamba is Brazilian and was born on August 31, 1975. He holds a degree in civil engineering from Universidade Mackenzie, a postgraduate degree in production engineering from Universidade de São Paulo – USP and Real Estate Business from Fundação Armando Alvares Penteado – FAAP and MBA from Insper. At Gafisa S.A., from 1998 to 2004, he held positions like: engineer, coordinator and manager; from 2004 to 2007, he served as new business manager; from 2007 to 2011, he served as Director; from 2011 to 2014, he served as Executive Officer and, at last, he served as CEO from 2014 to 2018. In addition, he served as member of the Board of Directors of Construtora Tenda from 2012 to 2014 and of Alphaville Urbanismo from 2017 to 2019. Currently he is the executive officer responsible for our Real Estate Business and Real Estate Credit platforms.

Thomaz Antonio Licarião Rocha. Mr. Licarião Rocha is Brazilian and was born on March 2, 1977. He has a degree in advertising and marketing from the Escola Superior de Propaganda e Marketing. He has been part of the Santander Group since 2000, having several roles within the commercial area. As one of our executive officers, he is currently responsible for Assets and Risks Platform.

Vanessa Alessi Manzi. Mrs. Manzi is Brazilian and was born on May 12, 1975. She holds a law degree with a master’s degree in law from Insper with extension in UC Davis, California. She has more than 25 years of experience in the national and international financial market and banking industry in areas of Compliance, Legal, Internal Controls and Risk Management of which ten years in regional positions (Latin America). As previous positions, she was the Compliance Officer and Legal Officer at Banco Cetelem/BNP Paribas Personal Finance from 2010 to 2021 and also served as Vice President of Compliance at Nubank between 2021 and 2023. As one of our executive officers she is responsible for our compliance department.

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

6B. Compensation

Compensation of Directors, Executive Officers and Members of the Audit Committee and Members of Our Fiscal Council

We endeavor to have a compensation policy consistent with the interests of our shareholders, long-term value creation and compatible with adequate, rigorous risk management and long-term strategy, values and interests, while also enabling us to maintain a solid capital base.

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

Board of Directors

All members of our Board of Directors are entitled to fixed compensation composed of monthly payments and benefits within the limit approved at our annual general shareholders’ meeting. In exceptional cases, the Chairman of our Board of Directors may also receive an annual variable compensation for his or her duties, as determined by the Compensation Committee and the Board of Directors, within the annual limit set forth at the annual shareholders’ meeting, If granted, such variable compensation should consider the form of payment and the different deferral percentages, according to the level of variable compensation received in the year, and observe the malus and/or clawback clauses with the possibility of reducing and/or returning up to 100% of the value of the variable compensation.

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

Fiscal Council

Our Fiscal Council is a non-permanent body. Members of our fiscal council elected at the general shareholders’ meeting held on April 29, 2022 were entitled to fixed compensation composed of monthly fees in the amount approved on that date, payable until April 28, 2023, the date of our 2023 general shareholders’ meeting and the final date of their term. At this meeting, we did not receive sufficient votes to reelect or maintain the Fiscal Council.

Advisory Committees

The members of advisory committees are also entitled to fixed compensation composed of monthly fees. Only those members who do not occupy a position on the Board of Executive Officers are entitled to this compensation.

Compensation Plan Overview

At the general shareholders meeting held on April 28, 2023, the compensation limit was set up to R$500 million for our Directors and Executive Officers and R$4.0 million for our Audit Committee for the 12-month period starting on January 1, 2023, as proposed by the Board of Directors at the meeting held on March 27, 2023. Our Fiscal Council is a non-permanent body and was not reinstalled at the general shareholders’ meeting held on April 28, 2023. For the abovementioned 12-month period, members of our Board of Directors and Executive Officers received a total of approximately R$372 million, members of our audit committee received a total of approximately R$2,810 million and members of our Fiscal Council received a total of approximately R$145 thousand. The total amount of contributions for pension plans of our Board of Directors and Executive Officers in 2023 was R$63 million.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of their directors, members of the Fiscal Council, if installed, and officers without stating their names. The table below presents the information for the years ended 2023, 2022 and 2021:

	Board of Executive Officers			Board of Directors		Fiscal Council
	As of and For the Year Ended December 31,
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Nº of members	48.00	50.00	50.00	11.00	10.00	12.00	0.00	6.00	6.00
Nº of paid members	50.75	50.25	45.16	6.67	5.00	5.58	2.17	3.00	3.00
Value of highest compensation (reais)	30,554,700.67	21,122,291.48	59,029,586.25	3,744,600.14	11,559,693.20	2,129,585.07	71,910.00	143,820.00	142,710.00
Value of lowest compensation (reais)(1)	2,651,048.90	2,407,487.32	2,098,466.40	1,020,000.00	805,000.00	762,000.00	N/A	143,820.00	142,710.00
Average value of compensation (reais)	7,325,477.04	6,080,294.50	7,674,778.20	1,747,885.05	3,014,657.47	1,064,162.32	66,747.23	143,820.00	149,901.00

(1)	The value of the lowest individual remuneration considers only members who have exercised their functions in the 12-month period of the fiscal year in question. The amounts do not include social charges.

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

Pursuant to Brazilian law, variable compensation is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least three years. These rules became effective as from January 1, 2012. The following table summarizes the rules of payment of variable compensation taking as an example the exercise ended on December 31, 2023.

2024	2025	2026	2027
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded	Payment calculated on ⅓ cash awarded
30% in share-based instruments (with one year lockup)	Remaining 20% in share-based instruments (with one year lockup)
	Payment calculated on ⅓ instruments awarded	Payment calculated on ⅓ instruments awarded	Payment calculated on ⅓ instruments awarded

The deferral percentage will also depend on the level of variable compensation received in the year and function held within Santander Brasil, with the abovementioned criteria applied as minimum. For our senior leadership, the minimum deferral period is four years.

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

On November 29, 2023, a new version of our compensation policy was approved by our board of directors. This version includes rules relating to the clawback of incentive-based compensation to subject executives, in the event of a restatement of our financial statements as a result of material failure to comply with financial reporting requirements under applicable U.S. federal securities laws. This policy is intended to comply with the requirements of Section 10D of the Exchange Act and New York Stock Exchange rules.

We renew and update our deferral program every year. As of December 31, 2023, we had six plans outstanding: one for each fiscal year: 2018, 2019, 2020, 2021 and 2022. As of December 31, 2023, we recorded total expenses of R$210 million in connection with our deferral program, as compared to total expenses of R$182 million in 2022.

2018 Deferral Program

Our 2018 deferral program is divided into two programs:

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

2022 Deferral Program

Since the year ended December 31, 2022, our deferral program was revised as follows:

•	Collective Identified: Applicable to statutory officers and executives who oversee significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI Rate, 50% in SANB11 units.
•	Other Employees: Individuals with variable compensation above a minimum established value are eligible to receive such compensation according to a specific deferral model, to be paid 50% in cash, indexed to 100% of the CDI Rate, and 50% in SANB11 units.

2023 Deferral Program

Beginning in the year ended December 31, 2023, our deferral programs were revised as follows:

•	Collective Identified: Applicable to statutory officers and executives who oversee significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI Rate, 50% in share-based instruments.

•	Other Employees: Individuals with variable compensation above a minimum established value are eligible to receive such compensation according to a specific deferral model, to be paid 50% in cash, indexed to 100% of the CDI Rate, and 50% in share-based instruments.

Long-Term Incentive Programs

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

Local Long-Term Incentive Program

We have 11 retention plans for key positions, which were launched between 2019 and 2023. Payments in these plans are made in units (ticker: SANB11), and are subject to the application of the malus/clawback clauses, which may result in a reduction or full cancellation in the number of shares to be delivered in cases of failure to comply with internal rules and exposure to excessive risks.

Each participant has a reference value defined in cash, converted into units (ticker: SANB11), usually at the average price of the last 15 trading sessions immediately prior to the payment of the plan. At the end of the vesting period, the resulting shares are delivered with a one-year restriction, and this payment is still subject to the application of the malus/clawback clauses, which may reduce or cancel the shares to be delivered in cases of noncompliance with internal rules and exposure to excessive risks.

For the year ended December 31, 2023, we incurred expenses of R$16.4 million, with respect to our local long-term incentive program, compared to total expenses of R$35.0 million in the year ended December 31, 2022.

Global Long-Term Incentive Program

We currently have three global plans launched in 2019, 2020, 2021 and 2022. Eligible executives had an incentive target set in reais. Payments according to the achievement of performance indicators are made in shares and options of Santander Spain after a deferral period of three years, with equivalent settlement in reais.

For the year ended December 31, 2023, we incurred expenses of R$5.6 million in connection with our global long-term incentive program, compared to total expenses of R$3.5 million in 2022.

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

The current members of the Board of Directors were elected at the ordinary shareholders’ meeting held on April 28, 2023 and on the extraordinary shareholders’ meeting held on June 30, 2023, to serve until the ordinary shareholders’ meeting to be held in 2025. The current Executive Officers were elected at Board of Directors meetings held on May 12, 2023, July 3, 2023, December 26, 2023 and January 2, 2024 for terms of office until the first Board of Directors meeting that occurs after the ordinary shareholders’ meeting of 2025. The Board of Directors usually meets nine times a year, but meetings may be held more frequently as the discretion of the Chairman of the Board of Directors. The Executive Officers meet as often as required by the Chief Executive Officer, or a designated person.

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

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council, as a publicly held company, is voluntary. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders, representing at least one percent of the voting shares or two percent of the nonvoting shares. The fiscal council was not installed at our ordinary shareholders’ meeting held on April 28, 2023.

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

The current members of the audit committee are Pedro Augusto de Melo, who acts as coordinator, Maria Elena Cardoso Figueira, who acts as financial expert, Andrea Maria Ramos Leonel, Vania Maria da Costa Borgerth, and René Luiz Grande. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on May 25, 2023 to serve for a one-year term.

Set forth below are the biographies of the members of our audit committee:

Pedro Augusto de Melo, See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Maria Elena Cardoso Figueira. Mrs. Figueira is Brazilian, born on November 29, 1965. She graduated in economics by the Pontifícia Universidade Católica of Rio de Janeiro. Mrs. Figueira is a board member, tax advisor and member of an audit committee certified by IBGC (Brazilian Institute of Corporate Governance) and partner at Figueira Consultoria, her individual consultancy company. Mrs. Figueira participated in training programs in Brazil (through ISE, FAAP, KPMG, Gonew and IBGC) and abroad (through IESE, IE and IBGC – Jornada Técnica Israel and Canada) and has extensive professional experience in the financial and tax area, including Arthur Andersen, Banco Bilbao Vizcaya, KPMG, Santander (in Brazil, as associated officer in charge of tax planning and, in Spain, from April 2012 to May 2014, where she worked in the Tax Department Financial Regulation and Accounting Standards with a focus on capital allocation). Mrs. Figueira served as a member of audit and risk committees and advisory and fiscal councils of: Banco Santander Brasil; HSBC Brasil S.A. - Investment Bank; Banco HSBC Brasil S.A. - Banco Múltiplo; Br Properties S.A.; B3 S.A. and Lojas Americanas S.A. Mrs. Figueira is an associate member and participant of the Independent Appeals Board and coordinator of the IBGC Audit Committee Course, member of the Womens Corporate Directors – WCD - Brazil chapter. Currently, in addition to Banco Santander Brasil S.A., she is a member of the Audit and Risk Committee of Hospital Sírio Libanês and Fiscal Advisor to Camil Alimentos S.A. and CEBDS – Brazilian Business Council for Sustainable Development.

Andrea Maria Ramos Leonel. Ms. Leonel is Brazilian, born on February 2, 1965. She has a degree in economics from Fundação Armando Penteado and a postgraduate degree from Fundação Getúlio Vargas, with several professional development and improvement courses in local and international institutions and an Independent Counselor certificate from IBGC. She is currently an Independent Advisor to Nuclea/CRT4 (CIP S.A – banking technology company that provides regulatory services to the financial market), BDMG Banco de Desenvolvimento de Minas Gerais, Coordinator of the Independent Committee (Advisory Board) of IFood Pago, as well as a member of the Audit Committee at Santander Brasil. She is also an alternate member of the Fiscal Council of Natura & Co. She serves on the Advisory Committees (People and Risk) of the boards of directors of which she is a member. She recently coordinated the Related Party Transactions Committee at Nuclea, was a member of the Advisory Board at Tarjab Incorporadora Ltda and President of the Board of Directors of Banco da Amazônia BASA. She has been a financial market executive for 30 years in international and global institutions, such as Banco JP Morgan, Deutsche and Citibank, having worked regionally (Latin America) as a Managing Director, including in statutory positions. She was Senior Consultant for Latin America, with the World Bank IFC, focusing on financial development projects in Latin America. She participates, pro-bono, in non-profit organizations and is an activist for gender equity in the corporate world and the participation of women in leadership positions, which she does through her work at Andrea Leonel Consultoria Ltda.

Vania Maria Borgerth. Ms. Borgerth holds a degree in Accounting from Universidade Santa Úrsula, an MBA in Finance from IBMEC and in IFRS from FIPECAFI. She has a master’s degree in administration from IBMEC, a PhD in accounting from FUCAPE Business School and a specialist degree in accounting Sciences from Fundação Getúlio Vargas. Ms. Borgerth is a member of the CBPS (Brazilian Sustainability Pronouncement Committee) and representative of Brazil at the SSAF (Sustainability Standards Advisory Forum) of the IFRS Foundation. Ms. Borgerth has more than 25 years of experience in the financial markets, holding strategic and statutory positions, such as Director, Head of Delegation and Chief Accountant in financial institutions, Advisory Board for International Accounting Standards, Auditing and Professional Ethics Advisory Boards, Investor Relations and National and International Commissions to support corporate reporting. She was superintendent of the comptroller department and a member of the BNDES Risk Committee and representative of the BNDES in events, groups, committees and international bodies such as: Board of Directors of the Accounting Pronouncements Committee Support Foundation (FACPC) and the Corporate Governance Working Group of the IBGC. She is a member of the Brazilian Institute of Investor Relations, where she was also a member of the Technical and Disclosure Committees. She is the author of a book focused on the financial markets, a public speaker, as well as an undergraduate and postgraduate professor. She is Internationally Certified in IFRS by the Association of Certified Chartered Accountants and holds a Certification on Boards for Directors by IBGC.

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

The current members of the compensation committee are Deborah Patricia Wright, who acts as coordinator, Deborah Stern Vieitas and Luiz Fernando Sanzogo Giorgi. The current members of the compensation committee were appointed on May 25, 2023 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2025.

Set forth below are the biographies of the members of our compensation committee:

Deborah Patricia Wright. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Deborah Stern Vieitas. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Luiz Fernando Sanzogo Giorgi. Mr. Giorgi is Brazilian, born on September 3, 1964. He holds a degree in business administration from Fundação Armando Álvares Penteado (FAAP), with more than 30 years of experience in management and leadership. He began his career in 1982, at Price Waterhouse, where he worked until 1986, and then at Embraer, where he worked between 1986 and 1989. From 1989 to 1996 he worked as a consultant and officer of the Hay Group and from 1996 to 2003 as President of Hay Group Brasil and also a partner in the global group. From 2003 to 2005 he worked for the Suzano Group, as Vice-President of Suzano Holding. Mr. Giorgi was a member of the Administration Committee of the Board of Directors of Suzano Papel e Celulose, CEO of Suzano Petroquímica and full member of the Board of Directors of Petroflex. In September 2005 he founded LFG – Business Management and Leadership Advisory. From 2007 to 2015, Mr. Giorgi served as a member of the Board of Directors of Santher S.A.; from 2007 to 2011 he served as a full member of the Board of Directors of J. Macedo Alimentos S.A.; in 2008 from Vix Logística S.A.; from 2008 to 2016 as a member of the Boards of Directors of Vonpar S.A and Empresas Concremat; from 2016 to 2019 as a member of the Advisory Board of Heads Agência de Propaganda; from 2016 to 2020 as member of the Board of Directors of Arezzo&Co S.A.; and from 2018 to 2020 as a member of the Advisory Board of Portocred S.A.. From 2007 to 2008 he served as a member of the Human Resources Committee of Grupo Libra S.A.; in 2013 at Itautec S.A.; from 2013 to 2022 as a member of the Human Resources Committee of Sul América de Seguros S.A.; from 2014 to 2017 at Lojas Marisa S.A.; from 2016 to 2020 as a member of the People, Culture and Governance Committee AREZZO&CO S.A; from 2021 to 2022 as a member of the Remuneration Committee of Klabin S.A. Currently, Mr. Giorgi is a member of the Board of Directors of Teadit S.A., Be8 S.A. and NK Store. Mr. Giorgi also holds the position of member of the Remuneration and Sustainability Committee of TIGRE S.A.; People and Governance Committee of Martins Atacadista S.A., People Committee of Grupo Rodobens S.A.; People, Culture and ESG Committee of GRUPO GLOBO S.A.; and People, Governance and Sustainability Committee of Be8 S.A. and also member of the Remuneration Committees of Santander Brasil.

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

The current members of the risk and compliance committee are José de Paiva Ferreira (who acts as coordinator), José Mauricio Pereira Coelho and Jaime Leôncio Singer. The current members of the risk and compliance committee were appointed on May 25, 2023, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2025.

José de Paiva Ferreira. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

José Mauricio Pereira Coelho. Mr. Coelho has a bachelor’s degree in accounting from Unigranrio University, holds an MBA in finance and capital markets from Fundação Getulio Vargas in Rio de Janeiro, and received a specialization in corporate governance from Fundação Getulio Vargas in São Paulo. He currently is a member of the Board of Directors of Ultrapar since April 2015 and, since 2019, he has served as a member of the Audit and Risks Committee. He served as Chairman of the Board of Directors of Vale S.A from 2019 to 2021, CEO of Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) from 2018 to 2021, and Chairman of the Deliberative Council of the Brazilian Association of Closed Complementary Pension Fund Entities (Associação Brasileira das Entidades Fechadas de Previdência Complementar (ABRAPP)) from 2018 to 2021. Mr. Coelho was also a member of the Board of Directors of the Reinsurance Institute of Brazil (Instituto Brasileiro de Resseguros) from 2017 to 2019 and, between 2017 and 2018, he was a member of the Board of the National Confederation of Insurance Companies (Confederação Nacional das Empresas de Seguros Gerais), of Mapfre BB SH2 Participações S.A., of BB Mapfre SH1 Participações S.A. and of Brasilprev Seguros e Previdência S.A.

Jaime Leôncio Singer. Mr. Singer, Brazilian, was born on January 3, 1966. He has a master’s degree in Business Administration from Harvard Business School and a Bachelor’s degree in Economic Sciences from the Federal University of Rio de Janeiro. He has served as a member of various boards of directors (Certified Advisor by IBGC – Brazilian Institute of Corporate Governance) and Advisory Boards, as well as advisory committees to boards. He is certified as ANBIMA Manager – Brazilian Association of Financial and Capital Markets Entities (CGA). Independent Consultant with over 28 years of experience advising clients in the areas of corporate finance (M&A, capital market operations (debt and equity - IPOs and follow-ons) restructuring of financial liabilities and commercial partnerships), strategic planning and development corporate/new business in Brazil and in internationalization projects. He has had a long career in Brazilian and international financial institutions, having been responsible for the investment banking area of a European financial conglomerate in Brazil. Most recently, he held “C-level” positions at publicly traded companies. He has sectoral knowledge covers the industries of (i) Transport/Urban Mobility, (ii) Infrastructure, Logistics and Distribution of oil and gas, (iii) sanitation, (iv) electricity transmission, (v) agribusiness in general (highlighting animal protein, fertilizers and retail of agricultural products), (vi) banks/financial market, (vii) data analytics/big data and (vii) payments/acquiring with professional experience in small, medium and large companies, with family control, diffuse control (Brazilian corporations and multinational groups) and state control. Mr. Singer is currently a member of the Risk and Compliance Committee of Santander Brasil.

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

The current members of the nomination and governance committee are Deborah Stern Vieitas (who acts as coordinator), Deborah Patricia Wright, Cristiana Almeida Pipponzi and Jose Antonio Álvarez Álvarez. The current members of the Nomination and Governance Committee were appointed on May 25, 2023 and July 24, 2023, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2025.

Deborah Stern Vieitas. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Deborah Patricia Wright. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Cristiana Almeida Pipponzi. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Jose Antonio Álvarez Álvarez. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

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

The current members of the sustainability committee are Marília Artimonte Rocca (who also acts as coordinator), Álvaro Antônio Cardoso de Souza, Carlos Aguiar Neto, Luiz Masagão Ribeiro Filho, Vivianne Naigeborin and Tasso Rezende de Azevedo. The current members of the sustainability committee were appointed on May 25, 2023 and July 07, 2023 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2025.

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

Carlos Aguiar Neto. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Luiz Masagão Ribeiro Filho. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Executive Officers.”

Vivianne Naigeborin. Ms. Naigeborin is Brazilian and was born in 1964. She has a degree in dentistry from Universidade de São Paulo – USP and participated in the Yale World Fellows Program from Yale University. She actively participates in several fronts relating to the creation and development of productive inclusion initiatives, social entrepreneurship and impact businesses. In 2014 she was the only Brazilian elected Yale World Fellow by Yale University (USA) network of global leaders engaged in generating positive social changes in the world.

Tasso Rezende de Azevedo. Mr. Azevedo is Brazilian, born in 1972. He graduated as a forestry engineer from the Luiz de Queiroz School of Agriculture at the University of São Paulo. He is a socio-environmental entrepreneur and consultant in forestry, climate change and sustainability. Tasso is MAPBIOMAS Project, a platform that maps and monitors changes in land cover and use in Brazil and 13 other countries through a multi-institutional collaboration. He also coordinates the Conexão Povos da Floresta Network and was the co-creator and general coordinator of the Greenhouse Gas Emissions and Removal Estimation System (SEEG). He also serves as a visiting scholar at Princeton University and as a board member of several organizations, including the Rainforest Alliance, NEPCon, Imaflora, and the Energy and Environment Institute. Currently, Mr. Azevedo is a member of the Sustainability Committee of Santander Brasil.

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

6D. Employees

As of December 31, 2023, we had 55,611 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the dates indicated.

	As of December 31,
	2023	2022	2021
Administrative employees	22,313	11,130	17,630
Commercial areas employees	33,298	41,473	31,204
Total	55,611	52,603	48,834

The following table presents a breakdown of our full-time, permanent employees (in accordance with local criteria) by geographic location within Brazil at the dates indicated.

	As of December 31,
	2023	2022	2021
Region
Midwest	1,584	1,526	1,047
Northeast	4,904	4,880	4,547
North	877	857	774
Southeast	36,383	29,076	30,545
South	11,863	3,392	10,839
Other	—	12,872	1,082
Total	55,611	52,603	48,834

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

We have a profit sharing plan with our employees based on predetermined goals for our annual operating and financial results. As a result, if we meet or exceed certain goals, our employees can share in our financial performance, See “—B. Compensation.”

We also offer a defined contribution pension plan where employees can choose to contribute part of their wages and to which we can also make contributions on behalf of such employees. This plan provides retirement benefits, and disability and death benefits. Currently the largest plan is SantanderPrevi, a plan that is closed for new participants since July 2018. As of January 2018, the SBPrev pension plan, administered by Zurich Santander Brasil Seguros e Previdência, was implemented for new employees and new members. As of December 31, 2023, 25,043 participants were enrolled in SantanderPrevi plan, and the total assets under management under the plan was approximately R$4.92 billion. As of December 31, 2023, we had 7,672 registered participants in the SBPrev plan, with total amount under management of R$202,507 million. For additional information on our pension plans, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

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

6E. Share Ownership

The following table provides the names of our directors and executive officers as well as members of our Fiscal Council who owned shares of Santander Brasil as of February 20, 2024.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Adriana Marques Lourenço de Almeida	89,055	(*)	89,055	(*)	(*)
Alessandro Chagas Farias	6,530	(*)	6,530	(*)	(*)
Alessandro Tomao	47,367	(*)	47,367	(*)	(*)
Alexandre Guimarães Soares	21,923	(*)	21,923	(*)	(*)
Alexandre Teixeira de Araujo	12,957	(*)	12,958	(*)	(*)
Ana Paula Neves Granieri Domenici	21,499	(*)	21,499	(*)	(*)
Ana Paula Vitali Janes Vescovi	40,003	(*)	40,003	(*)	(*)
André Juaçaba de Almeida	35,842	(*)	35,842	(*)	(*)
Angel Santodomingo Martell	312,886	(*)	312,886	(*)	(*)

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Carlos Aguiar Neto	33,474	(*)	33,474	(*)	(*)
Carlos José da Costa André	34,336	(*)	34,336	(*)	(*)
Celso Mateus De Queiroz	38,582	(*)	38,582	(*)	(*)
Cezar Augusto Janikian	2,205	(*)	2,205	(*)	(*)
Claudenice Lopes Duarte	17,960	(*)	17,960	(*)	(*)
Claudia Chaves Sampaio	21,804	(*)	21,805	(*)	(*)
Cristiana Almeida Pipponzi	—	(*)	—	(*)	(*)
Daniel Mendonça Pareto	3,799	(*)	3,799	(*)	(*)
Deborah Patricia Wright	—	(*)	—	(*)	(*)
Deborah Stern Vieitas	—	(*)	—	(*)	(*)
Ede Ilson Viani	144,868	(*)	144,868	(*)	(*)
Eduardo Alvarez Garrido	3	(*)	3	(*)	(*)
Eduardo Luis Sasaki	36,551	(*)	36,551	(*)	(*)
Enrique Cesar Suarez Fragata Lopes	10,568	(*)	10,568	(*)	(*)
Flávia Davoli	41,504	(*)	41,504	(*)	(*)
Franco Luigi Fasoli	47,575	(*)	47,575	(*)	(*)
Franco Raul Rizza	—	(*)	—	(*)	(*)
Geraldo José Rodrigues Alckmin Neto	24,457	(*)	24,457	(*)	(*)
Germanuela De Almeida De Abreu	29,873	(*)	29,873	(*)	(*)
Gilberto Duarte de Abreu Filho	124,354	(*)	124,354	(*)	(*)
Gustavo Alejo Viviani	227,007	(*)	227,007	(*)	(*)
Gustavo de Sousa Santos	35,457	(*)	35,457	(*)	(*)
Izabella Ferreira Costa Belisario	3,522	(*)	3,522	(*)	(*)
Jean Paulo Kambourakis	27,346	(*)	27,346	(*)	(*)
Jose Antonio Álvarez Álvarez	1	(*)	—	(*)	(*)
José de Paiva Ferreira	11,003	(*)	11,002	(*)	(*)
José Garcia Cantera	—	(*)	—	(*)	(*)
Leonardo Mendes Cabral	77,000	(*)	77,000	(*)	(*)
Luciana de Aguiar Barros	31,501	(*)	31,502	(*)	(*)
Luis Guilherme Mattos de Oliem Bittencourt	37,578	(*)	37,578	(*)	(*)
Luiz Masagão Ribeiro Filho	147,827	(*)	147,827	(*)	(*)
Maria Teresa Mauricio da Rocha Pereira Leite	21,471	(*)	21,471	(*)	(*)
Marília Artimonte Rocca	—	(*)	—	(*)	(*)
Marilize Ferrazza Santinoni	51,741	(*)	51,741	(*)	(*)
Mario Roberto Opice Leão	402,650	(*)	402,650	(*)	(*)
Murilo Setti Riedel	35,183	(*)	35,183	(*)	(*)
Paulo César Ferreira de Lima Alves	40,952	(*)	40,952	(*)	(*)
Paulo Fernando Alves Lima	23,959	(*)	23,959	(*)	(*)
Paulo Sérgio Duailibi	20,722	(*)	20,722	(*)	(*)
Pedro Augusto de Melo	—	(*)	—	(*)	(*)
Rafael Abujamra Kappaz	38,355	(*)	38,355	(*)	(*)
Ramon Sanchez Santiago	18,593	(*)	18,593	(*)	(*)
Reginaldo Antonio Ribeiro	35,633	(*)	35,633	(*)	(*)
Renato Ejnisman	—	(*)	—	(*)	(*)
Ricardo Olivare de Magalhães	22,086	(*)	22,086	(*)	(*)
Richard Flavio Da Silva	57,183	(*)	57,183	(*)	(*)
Roberto Alexandre Borges Fischetti	214,717	(*)	214,717	(*)	(*)
Robson de Souza Rezende	27,192	(*)	27,192	(*)	(*)
Rogério Magno Panca	46,087	(*)	46,087	(*)	(*)
Sandro Kohler Marcondes	88,324	(*)	88,324	(*)	(*)
Sandro Mazerino Sobral	100,849	(*)	100,849	(*)	(*)

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Sandro Rogério da Silva Gamba	90,461	(*)	90,461	(*)	(*)
Thomaz Antonio Licarião Rocha	40,589	(*)	40,589	(*)	(*)
Vanessa Alessi Manzi	—	(*)	—	(*)	(*)
Vítor Ohtsuki	30,101	(*)	30,101	(*)	(*)
Total	3,205,065		3,205,066

(*)	Owns less than 0.01%.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of February 20, 2024, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V. owned approximately 89.53% of our total capital stock.

The following table presents the beneficial ownership of our common and preferred shares as of February 20, 2024.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Share (thousands)	Percentage of Total Share Capital
Sterrebeeck BV(1)	1,809,583,330	47.39%	1,733,643,596	47.11%	3,543,226,926	47.25%
Grupo Empresarial Santander SL(1)	1,627,891,019	42.63%	1,539,863,493	41.85%	3,167,754,512	42.25%
Banco Santander, S.A.	2,696,163	0.07%	—	0.00%	2,696,163	0.04%
Treasury Shares	23,508,618	0.62%	23,508,618	0.64%	47,017,236	0.63%
Administrators/Executives(2)	3,205,065	0.08%	3,205,066	0.09%	6,410,131	0.09%
Other minority shareholders	351,810,836	9.21%	379,615,247	10.32%	731,426,083	9.75%
Total	3,818,695,031	100.00%	3,679,836,020	100.00%	7,498,531,051	100.00%

(1)	An affiliate within the Santander Group.
(2)	Includes members of senior management, See “Item 6. Directors, Senior Management and Employees—E, Share Ownership.”

For further information of our ownership structure, see “Item 18. Financial Statements” of this annual report on Form 20-F, in notes 27 – Shareholders’ equity (letter a) and 45 – Related party transactions (letter c).

The total of ADRs held by U.S. investors as of February 20, 2024, is 143,809,498. The total number of Units held by U.S. investors as of February 20, 2024, is 50,008,469 (excluding Units held by The Bank of New York Mellon as depositary).

Significant Changes in Percentage Ownership of Principal Shareholders

On December 31, 2021, we held 31,510,410 shares in treasury, of which 15,755,205 were common shares and 15,755,205 were preferred shares.

On December 31, 2022, we held 62,323,214 shares in treasury, of which 31,161,607 were common shares and 31,161,607 were preferred shares.

On December 31, 2023, we held 54,385,394 shares in treasury, of which 27,192,697 were common shares and 27,192,697 were preferred shares.

On February 20, 2024, we held 47,017,236 shares in treasury, of which 23,508,618 were common shares and 23,508,618 were preferred shares.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders. See “Item 10. Additional Information—B, By-Laws—Rights of Common Shares and Preferred Shares.”

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

We currently engage in and expect from time to time in the future to engage in financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with certain of our affiliates within the Santander Group. As of December 31, 2023, borrowings and deposits from the Santander Group represented approximately 4.7% of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of consulting, advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We have entered into agreements with some affiliates of the Santander Group (Santander Global Technology and Operation S.L., in October 2021 Santander Brasil Tecnologia S.A. and Santander Tecnologia e Inovação Ltda became F1rst Tecnologia e Inovação Ltda, Santander Global Technology Brasil Ltda,) for the outsourcing of certain products and services relating to our information technology platform, including software development and maintenance, infrastructure and cybersecurity.

We believe these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. In the years ended December 31, 2022 and 2023, Santander Group affiliates received approximately R$1.5 billion and R$1.9 billion, respectively, for the products and outsourcing provided above. See “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., or “Aquanima,” an affiliate within the Santander Group, which provides procurement services to Santander Brasil and its affiliates. We procure solutions in trade negotiations, tactical and strategic purchasing, online procurement, supplier management, outsourcing, consulting, and vendor risk assessment from Aquanima. Our relationship with Aquanima include the joint purchases of materials and services between different customers and other economic groups, which we believe allow for greater efficiency in price negotiations and rationalization of services, as well as the engagement of real estate management services in 2021. We paid Aquanima R$42 million in 2023 and R$45 million in 2022 for the services rendered in those years.

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

Other Related Party Transactions

On December 8, 2020, we entered into a quota purchase agreement with the owners of Paytec Tecnologia em Payments Ltda. and Paytec Logística e Armazém Ltda. (collectively, “Paytec”) for the acquisition of the entirety of Paytec’s issued share capital. Paytec is a logistics operator with Brazil-wide coverage that focuses on the payments market. The transaction closed on March 12, 2021. On May 26, 2022, we sold Paytec to Getnet, a subsidiary of Santander Spain and an affiliate of ours, for an amount of R$38.7 million (including cash and the assumption of certain obligations). For further information, see note 45 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of December 31, 2023, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$10,772.5 million and have been provisioned. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. Our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$37,486.3 million.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings. Our primary legal and administrative proceedings relating to fully recognized tax liabilities are as follows:

•	PIS/COFINS Litigation: We and our subsidiaries filed lawsuits seeking to invalidate the provisions of Law 9,718/1998, according to which PIS and COFINS must be levied on all revenues of legal entities. Prior to the said rule being in force, which had already been overruled in numerous recent decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the “STF,” in relation to nonfinancial corporations, PIS and COFINS were levied only on revenues related to the sale of goods. On April 23, 2015, the STF issued a decision applicable only to Santander Brasil, accepting jurisdiction over the appeal relating to PIS and rejecting jurisdiction over the appeal relating to COFINS. The tax authorities appealed the decision of the STF regarding COFINS, which was rejected on August 19, 2015. Regarding COFINS, the case is closed, with a decision in favor of Santander Brasil. In December 2022, the appeal related to the PIS started to be judged with a favorable vote of the rapporteur. Thus, after evaluating the forecasts and also considering procedural aspects, there was an improvement in the classification of the chances of success by our lawyers, so that the risk of loss is now considered possible, with an outflow of resources representing economic benefits to settle the PIS obligation not being probable. With the publication of the decision, we filed a new appeal. The appeals filed by other companies in the group are awaiting judgment. As of December 31, 2023, such claims amounted to R$4,874.6 million and R$2,753.4 million is fully provisioned.

As of December 31, 2023, our tax proceedings with a probable risk of loss amounted to approximately R$4,844.2 million, which was fully provisioned, and our tax proceedings with a possible risk of loss amounted to approximately R$34,644.1 million.

Our primary legal and administrative proceedings classified with a probable loss risk assessment are as follows:

•	ISS Litigation: Certain municipalities levy ISS on certain revenues derived from transactions not usually classified as the rendering of services. We have filed suit against the payment of such taxes. As of December 31, 2023, the total amount involved in these proceedings totaled R$379.2 million, which was fully provisioned.
•	Social Security Litigation: We are involved in administrative and judicial proceedings relating to the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute taxable wages. As of December 31, 2023, amounts related to these proceedings totaled R$138.3 million, which are fully provisioned.
•	Banking Transactions Tax Litigation: In May 2003, the Brazilian Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda., or “Santander DTVM” and another tax assessment against Santander Brasil. The tax assessments refer to the collection of the compulsory contribution over financial transaction (Contribuição Provisória sobre Movimentação Financeira), or the “CPMF,” on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. The administrative discussion ended unfavorably for both companies. On July 3, 2015, Santander Brasil and F1rst Tecnologia e Inovação Ltda. (the current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was rejected. We appealed this decision. On December 8, 2020, our appeals were rejected. We filed an appeal for clarification against this decision, which was rejected. As a result, new appeals to the superior courts, including to the Brazilian High Court of Justice (Superior Tribunal de Justiça), or “STJ,” and the STF have been filed. The amount under discussion in these proceedings as of December 31, 2023 totaled R$1,920.8 million. Based on the assessment of legal counsel, a provision of R$1,099.0 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as having a possible risk of loss refer to judicial and administrative proceedings involving tax matters which were deemed by our management, based on the advice of our legal counsel, as having a possible risk of loss, and were not recognized as liabilities. Such main lawsuits include:

•	Losses on loans: We have challenged tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from IRPJ and CSLL bases did not meet the relevant requirements under applicable law. As of December 31, 2023, the amount related to this challenge was approximately R$1,446.0 million.
•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados), or “PLR”: We are involved in administrative and judicial proceedings arising from a tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with the law. We have appealed these assessments, as we consider our tax treatment to be appropriate based on the applicable law and the nature of the payments. As of December 31, 2023, amounts related to these proceedings totaled approximately R$9,164.6 million.
•	IRPJ and CSLL on Capital Gains Litigation: The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros S.A. (the legal successor of ABN AMRO Brasil Dois Participações S.A., or “AAB Dois Par”) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the applicable tax laws and the capital gain was properly taxed. The administrative discussion ended unfavorably. We filed a lawsuit requesting the cancellation of tax assessments. We are responsible for any adverse outcome in this proceeding as the former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2023, the amount related to this proceeding was approximately R$549.8 million.
•	Goodwill amortization of the acquisition of Banco Real: In October 2014, the Brazilian Federal Revenue Service issued a tax assessment against Santander Brasil in the amount of R$1,063 million, claiming income tax and social contribution relating to the 2009 tax year. The argument of the Brazilian Federal Revenue Service is that the amortization of goodwill arising from our merger with Banco Real cannot be deducted. We are awaiting a decision by the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF.” As of December 31, 2023, the amounts related to this proceeding totaled approximately R$1,637.4 million. This case is classified as having a possible risk of loss concerning the amortization of goodwill and a remote risk of loss in relation to the fine charged in the case.
•	Goodwill amortization of the acquisition of Banco Sudameris: In November 2014, we received a tax assessment of R$196 million related to the deduction of goodwill amortization in relation to the acquisition of Banco Sudameris. In December 2012, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing August 2007 to April 2009. We have appealed both cases to the CARF. We consider our risk of loss in this case as possible. As of December 31, 2023, the amount related to this proceeding was approximately R$743.9 million.
•	Unrecognized Compensation Litigation: We are currently engaged in legal and administrative proceedings with the Brazilian Federal Revenue Service relating to the failure to ratify certain tax offsets with credits we were owed by the Brazilian government due to overpayment or undue payment. As of December 31, 2023, the amount related to these proceedings was approximately R$5,080.5 million. The risk of loss is classified as possible.
•	ISS on Financial Institutions Litigation: We are currently party to proceedings relating to the payment of ISS to various municipalities with respect to various revenues arising from operations that are usually not classified as services. On December 31, 2023, the amounts related to these proceedings totaled approximately R$4,044.1 million.

•	Use of CSLL Tax and Negative Tax Loss: We are currently party to proceedings relating to tax assessments issued by the Brazilian Federal Revenue Service in 2009. These proceedings relate to the alleged undue compensation of tax loss carryforwards and negative basis of CSLL, because of tax assessments drawn up in previous periods. A judgment is pending at the administrative level. As of December 31, 2023, the amount related to these assessments was R$2,361.9 million.
•	IRRF on International Shipping Litigation: We filed an appropriate judicial measure to avoid the taxation of Income Tax (IRRF) on income derived from the provision of services performed by a company abroad because they do not involve the transfer of technology, avoiding Double Taxation, due to the existence of International Treaties. After the favorable decision, we are awaiting decision in Court with an appeal by the Attorney Federal. The risk of loss is classified as possible. As of December 31, 2023, the amount related to these assessments was R$918.4 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid for or adequately provisioned all such potential liabilities. In addition, we are the defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. The Brazilian Superior Labor Court has issued a binding judicial precedent determining that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered their services (secondary liability). If this happens, the service taker’s liability will be limited to the services that were rendered by each individual. As of December 31, 2023, our labor proceedings with a probable risk of loss amounted to R$3,205.2 million, which has been provisioned. Our labor proceedings with a possible risk of loss amounted to R$150.0 million.

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

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2023, our probable loss risk in connection with civil proceedings amounted to R$2,723.1 million, which has been fully provisioned, and our possible loss risk in connection with civil proceedings amounted to R$2,692.1 million. For civil lawsuits considered to be common and similar in nature, provisions are recorded based on statistically averaged previous payments and on legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

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

Similar proceedings have been brought by the Federal General Accounting Office (Tribunal de Contas de União), or the “TCU,” and the CVM to determine the liability for losses caused to pension funds as a result of their investments in the Fund. The pension funds involved in the CVM proceeding are PETROS – Fundação Petrobras de Seguridade Social and Postalis – Instituto de Previdência Complementar. Only damages to Postalis are under discussion in the TCU proceeding. The status of these and other legal proceedings in which losses incurred by the Fund are being discussed are as follows:

•	TCU Proceedings: in 2021, the TCU handed down a favorable decision to Santander Brasil, which, however, was the subject of an appeal. There is a favorable opinion for maintaining the decision, but the appeal has not yet been judged.
•	CVM Proceedings: Santander Brasil presented its defense, but in May 2022, Santander Brasil was ordered to pay R$450,000, which was the subject of an appeal in August 2022 and which is still pending.
•	Misconduct Proceedings: initially, a single misconduct proceeding was filed against Santander Brasil and its former manager. The proceeding was dismembered with respect to each party and, as of the date of this annual report, both parties presented their defense and the proceedings are pending.

•	Popular Action Proceedings (Ação Popular) (class action): Santander Brasil presented its defense, and the proceedings are now pending.

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

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011, a unanimous decision of the CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the CARF’s superior appeals panel (Câmara Superior de Recursos Fiscais) with respect to the merits, but not the fine, and the 2002 fiscal year, which was already subject to the statute of limitation. As a result, the assessment was reduced to R$1.8 billion. In December 2017, this favorable decision was modified in favor of the Brazilian Federal Revenue Service. Concurrently with the administrative proceeding, through a class action (Ação Popular), the administrative proceeding was returned to the CARF for a new judgment, which has not yet been handed down. However, the Brazilian Federal Revenue Service continues to charge us; therefore, a new lawsuit was filed to discuss this issue. There has not yet been a decision by the trial court, but an injunction has been granted to suspend the enforceability of the debt. In parallel to the administrative proceedings, a class action (Ação Popular was filed seeking a new judgment in the CARF. The decision was favorable to the plaintiff, but the Federal Regional Court, in a judgment issued in September 2022, repealed the initial decision and dismissed the claim. As the plaintiff appealed only with regard to the attorney’s fees, the case was decided unfavorably for the plaintiff and the decision of the CARF prevails. In June 2010, the Brazilian Federal Revenue Service issued two other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, Santander Brasil was not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million, the proceedings were partially unfavorable. We have filed claims for cancellation of these tax assessments. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008, Santander Brasil challenged this tax assessment and was granted a favorable decision by the trial court. The tax authority has appealed the decision and this was accepted. The CARF denied the appeal filed by Santander Brasil. We are currently awaiting the judgment of a motion for clarification. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

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

The MPF has charged one of our officers in connection with the alleged bribery of a Brazilian tax auditor to secure favorable decisions in tax cases, resulting in a claimed benefit of R$83 million (approximately U.S.$15 million) for us. On October 23, 2018, the officer was formally indicted and asked to present his defense. On November 5, 2018, the officer in question presented his defense. Proceedings had been ongoing until October 25, 2021, when a São Paulo federal judge requested additional documents from a Brasília federal judge in order to proceed with discovery. Proceedings have since been stayed. We are not a party to these proceedings. We have voluntarily provided information to the Brazilian authorities and have relinquished the benefit of certain tax credits to which the allegations relate in order to show good faith.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income on a consolidated basis. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$)
Net Income under Brazilian GAAP	8,974	12,570	14,988
(-) Legal Reserve	449	629	749

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$)
(=) Amounts Available for distribution	8,525	11,941	14,239
Mandatory Dividends – 25.0%	2,131	2,985	3,560
Interest on Shareholder’s Equity	5,820	5,280	3,649
Dividends	380	2,820	6,000
Total (Interest on Shareholder’s Equity and Dividends)	6,200	8,100	9,649
Dividends distributed in excess of the Mandatory Dividend	4,069	5,115	6,089

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In the year ended December 31, 2023, we declared dividends and interest on shareholders’ equity in the gross amount of R$6,200 million, of which R$5,820 million of interest on shareholders’ equity (R$1,700 million was paid in March 2023, R$1,500 million in May 2023, R$1,500 million in August, 2023 and R$1,120 million in November 2023) and R$380 million of dividends, which was paid in November 2023.

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of R$, except per share figures)
Dividends	380	2,820	6,000
Interest attributable to shareholders’ equity	5,820	5,280	3,649
Total	6,200	8,100	9,649
Dividends and interest on capital per 1,000 shares
Common shares	794.10	1,035.69	1,231.79
Preferred shares	873.51	1,139.27	1,354.98

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

The price of our units and ADSs may experience volatility, which could negatively impact holders of our units and ADSs.

The following table shows our outstanding publicly traded common shares and preferred shares as of February 20, 2024:

Free Float	B3	NYSE
Common shares	208,001,338	143,809,498
Preferred shares	235,805,749	143,809,498
Total	443,807,087	287,618,996

Units, Common and Preferred Shares Traded on B3

The table below sets forth the high, low and last daily sales prices in reais for our common shares on the B3 for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2021 Annual	22.45	15.67	15.76
1st Quarter	22.25	17.13	18.75
2nd Quarter	22.45	17.84	19.61
3rd Quarter	21.09	15.77	16.64
4th Quarter	17.90	15.67	15.76
2022 Annual	17.43	12.02	13.30
1st Quarter	17.85	13.98	17.44
2nd Quarter	17.93	13.80	13.85
3rd Quarter	15.02	12.73	14.27
4th Quarter	15.33	12.02	13.30
2023 Annual	15.40	11.76	15.20
1st Quarter	14.94	11.76	12.53
2nd Quarter	14.61	12.00	14.45
3rd Quarter	14.97	12.06	12.27
4th Quarter	15.40	12.10	15.20
2024 Annual(*)	15.25	13.20	13.71
1st Quarter(*)	15.25	13.20	13.71

*	Through February 20, 2024.

The table below sets forth the high, low and last daily sales prices in reais for our units on the B3 for the periods indicated.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2021 Annual	25.00	17.62	18.11
1st Quarter	25.00	18.20	20.82
2nd Quarter	24.26	19.25	21.06
3rd Quarter	21.85	18.52	18.77

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
4th Quarter	20.53	17.62	18.11
2022 Annual	18.86	13.55	14.94
1st Quarter	19.39	15.42	18.85
2nd Quarter	19.40	15.01	15.14
3rd Quarter	16.67	13.92	16.05
4th Quarter	17.35	13.55	14.94
2023 Annual	17.01	13.52	17.00
1st Quarter	16.59	13.60	14.33
2nd Quarter	16.83	13.87	16.21
3rd Quarter	16.93	13.52	13.82
4th Quarter	17.01	13.55	17.00
2024 Annual(*)	17.03	14.92	15.45
1st Quarter(*)	17.03	14.92	15.45

*	Through February 20, 2024.

The table below sets forth the high, low and last daily sales prices in reais for our units on the B3 for the periods indicated.

	Reais per share – B3 Units – SANB11
	High	Low	Last
2021 Annual	47.20	33.24	33.76
1st Quarter	47.20	35.34	39.60
2nd Quarter	46.80	37.36	40.50
3rd Quarter	42.59	34.22	35.37
4th Quarter	38.15	33.24	33.76
2022 Annual	36.32	25.52	28.19
1st Quarter	37.36	29.26	36.25
2nd Quarter	37.36	28.71	28.81
3rd Quarter	31.73	26.56	30.14
4th Quarter	32.52	25.52	28.19
2023 Annual	32.48	25.27	32.30
1st Quarter	31.59	25.27	26.80
2nd Quarter	31.45	25.91	30.63
3rd Quarter	31.95	25.56	26.05
4th Quarter	32.48	25.60	32.30
2024 Annual(*)	32.34	28.12	29.36
1st Quarter(*)	32.34	28.12	29.36

*	Through February 20, 2024.

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

	NYSE ADR – BSBR
	High	Low	Last
	U.S.$ per ADR
2021 Annual	9.27	5.81	5.95
1st Quarter	8.84	6.34	7.05
2nd Quarter	9.27	6.62	8.20
3rd Quarter	8.34	6.39	6.54
4th Quarter	6.99	5.81	5.95
2022 Annual	7.98	4.80	5.39
1st Quarter	7.85	5.33	7.70
2nd Quarter	7.98	5.42	5.49
3rd Quarter	6.21	4.87	5.61
4th Quarter	6.29	4.80	5.39
2023 Annual	6.66	4.76	6.55
1st Quarter	6.11	4.76	5.31
2nd Quarter	6.59	5.14	6.36
3rd Quarter	6.64	5.01	5.13
4th Quarter	6.66	4.93	6.55
2024 Annual(*)	6.60	5.67	5.72
1st Quarter(*)	6.60	5.67	5.72

*	Through February 20, 2024.

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

Within the B3, we are a part of one sustainability index: the ISE (Índice de Sustentabilidade Empresarial – Entrepreneurial Sustainability Index) which is a reference for socially responsible investments in Brazil. To be part of the portfolio, currently composed of 78 companies from 36 sectors (ISE 2024), the company’s performance is evaluated with respect to sustainability, including economic efficiency, environmental balance, social practices and corporate governance.

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

Since March 30, 2015, portfolio investments are regulated by CMN Resolution No. 4,373, enacted on September 29, 2014, or “CMN Resolution No. 4,373,” which superseded CMN Resolution No. 2,689, which had been in force for about 15 years.

The main purpose of CMN Resolution No. 4,373 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. CMN Resolution No. 4,373 introduces the possibility for foreign investors to make investments in local currency with funds held in their foreign bank accounts, or with bills of payment denominated in reais but issued abroad.

With certain limited exceptions, CMN Resolution No. 4,373 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil for gains, dividends, profits or other payments under our units are made through the foreign exchange market.

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

Since March 30, 2015, CMN Resolution No. 4,373 also deals with investments of foreign capital in Brazil through Depositary Receipts, or “DRs,” and superseded the former rule (CMN Resolution No. 1,927 of May 18, 1992).

We filed an application to have the ADRs approved under the former rule by the Brazilian Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADRs decides to exchange such ADRs for the underlying units, the holder will be entitled to (i) sell the units on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our units, (ii) convert its investment into a foreign portfolio investment under CMN Resolution No. 4,373, or (iii) convert its investment into a foreign direct investment under the New Foreign Exchange Law. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences for an investor residing outside Brazil of investing in our units in Brazil.

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

The units are held by us (except units that underlie the ADSs which are held by our affiliate, S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.), as the custodian, in book-entry form in an account opened in the holder’s name. The transfer of ownership is effected by debiting the seller’s unit account and crediting the buyer’s unit account according to a written transfer order issued by the seller or a court authorization or transfer order delivered to the custodian, all of which are retained by the custodian. Dividends, interest on shareholders’ equity and/or cash bonuses shall be paid to the custodian and the custodian shall then transfer the amount to the custody agents for payment to the unit holders. The pledge, usufruct, right of succession, fiduciary transfer in guarantee and any other conditions, onus or encumbrances on the units must be registered in the custodian’s records, as well as noted in the corresponding statement of account of units.

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

Conditions for Admission to General Shareholders’ Meetings

Shareholders attending general meetings must prove that they are the holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy (including a public proxy in accordance with CVM Resolution No. 481, of March 29, 2022, as amended), appointed not more than one year before the date of the meeting, and this representative must be a shareholder, a manager, a lawyer or, in the case of a publicly held company, as ours is, a financial institution, Investment funds may be represented by their respective administrators.

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

Policy on Trading in Our Own Securities

The objective of our Policy on Trading in Our Own Securities, prepared in accordance with CVM Resolution No. 44 of August 23, 2021, or “CVM Resolution No. 44,” is: (i) to control and punish those persons with access to privileged information and who use this information to trade in securities issued by us; and (ii) to establish rules for trading in our securities.

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

On February 2, 2021, our Board of Directors approved the unit buyback program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 36,956,402 units or ADRs, representing 36,956,402 common shares and 36,956,402 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. This specific repurchase program ended on August 2, 2022.

On August 2, 2022, our Board of Directors approved the unit buyback program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 36,986,424 units or ADRs, representing 36,986,424 common shares and 36,986,424 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. This specific repurchase program ended on February 5, 2024.

On January 24, 2024, our Board of Directors approved the unit buyback program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 36,205,005 units or ADRs, representing 36,205,005 common shares and 36,205,005 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. The term of the buyback program is 18 months counted from February 6, 2024, expiring on August 6, 2025.

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

Periodic and Occasional Disclosure of Information

The regulations applicable to publicly held companies issued by the CVM, including CVM Resolution No. 44, provide that we must disclose both periodic and occasional information. Among such items of information are, for example, our financial statements accompanied by the management reports and the reports of our independent auditors, our standard financial information form (formulário de informações financeiras padronizadas – DFP), our quarterly report (formulário de informações trimestrais – ITR) and our reference form (formulário de referência).

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

CVM Resolution No. 155, of July 23, 2022, as amended, or “CVM Resolution No. 155,” provides that we are also subject to the disclosure of our consolidated financial statements based on IFRS within four months of the end of each reporting period. The financial statements mentioned by CVM Resolution No. 155 must be disclosed in their entirety, together with (i) the management report, (ii) explanatory note expressly stating without reservation that the consolidated financial statements are in accordance with IFRS as issued by the IASB and Brazilian GAAP, and (iii) the opinion of the independent auditors. Within 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated into English; or (ii) disclose our financial statements or consolidated financial statements in accordance with IFRS as issued by the IASB, accompanied by the independent auditors’ review report.

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

We are required to send such information to CVM and B3 under CVM Resolution No. 44 within 10 days following the end of the month in which there is a change in the holding position or the month in which the relevant person is invested in the position (including name of person acquiring the shares, number and characteristics of the securities, form, price and date of acquisition). We are also required to provide the CVM and B3 within the same time period the information related to the securities traded by us, our entities and affiliated companies.

Disclosure of Information about Our Shareholders with Relevant Interest

CVM Resolution No. 44 sets forth that (i) any direct or indirect controlling shareholders, (ii) any shareholders entitled to elect members of the board of directors and fiscal council, as well as (iii) any person or group of persons acting jointly with the aforementioned persons or representing the same interest, that carries out relevant transactions (that is, transactions whereby the direct or indirect holding of the aforementioned persons surpasses, upwards or downwards the thresholds of 5%, 10%, 15%, and so on successively, of our shares of a certain class and type) must disclose to us information on their trades, which will be sent to the CVM.

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

Disclosure of Material Facts

The Brazilian Securities Market Law and CVM Resolution No. 44 set forth that we must disclose any decision made by a controlling shareholder, by the general shareholders’ meeting or by any of our management bodies, or by any other act or event in connection with our business that could influence: (i) the trading price of our securities or securities referenced to our securities; (ii) the decision by investors to buy, sell or keep those securities; and (iii) the decision by investors to exercise any rights they have as holders of those securities.

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

Since March 30, 2015, portfolio investments have been regulated by CMN Resolution No. 4,373, which revoked the former rule (CMN Resolution No. 2,689, of January 26, 2000) which had been in force for about 15 years.

The main purpose of CMN Resolution No. 4,373 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. It introduced, among other things, the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad.

With certain limited exceptions, under CMN Resolution No. 4,373 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock or futures exchange or an organized over-the-counter market, but may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under Santander Brasil’s shares are made through the commercial rate exchange market.

Under CMN Resolution No. 4,373, an investor residing outside Brazil must:

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

The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership, and disposition of our units or ADRs. Holders of units or ADRs and prospective purchasers thereof should consult their tax advisors with respect to the tax consequences of owning and disposing of our units or ADRs in light of their particular investment circumstances.

Transfer Price

On December 12, 2022, Provisional Measure No. 1152/2022 was published. This measure amended the law relating to IRPJ and CSLL to address transfer pricing rules, thereby aligning Brazil with the guidelines principles of the Organization for Economic Co-operation and Development (OECD).

On June 15, 2023, Law No. 14,596/2023 was published, which was the result of this measure being converted into a law.

Among the matters addressed in this law, we highlight: (i) the formalization and the effects of opting to apply these rules; (ii) the definition of certain terms, such as “arm’s length principle,” “spontaneous adjustments,” “compensatory adjustments” and “primary adjustment”; (iii) adjustments to the calculation bases of the IRPJ and CSLL; and (iv) rules on deductions of royalties, technical, scientific, administrative or any similar assistance. Law No. 14,596/2023 came into effect on January 1, 2024, as regulated by Brazilian Federal Revenue Service Normative Instructions no. 2,132/2023 and 2,161/2023.

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

Capital Gains

(i) Taxation of Capital Gain Earned in the Country in a Transaction Not Carried Out on the Brazilian Stock Exchange (Or Similar Exchange)

According to Law No. 10,833/03, the gains recognized on a disposition of assets located in Brazil, such as our units, by a Non-Resident Holder, could be subject to withholding tax in Brazil. This rule is applicable regardless of whether the disposition occurs in Brazil or abroad and regardless of whether the disposition is made to an individual or entity resident or domiciled in Brazil.

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

Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of CMN Resolution No. 4,373, or “Registered Holder,” and (ii) is not a Tax Haven resident are exempt from income tax; and

Capital gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are currently subject to income tax at a rate of 15%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

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

Although subject to interpretation, in the case of Non-Resident Holders carrying out investments pursuant to CMN Resolution No. 4,373, it is possible to sustain that the income tax should not apply at progressive rates under Law No. 13,259/16, but at a fixed rate of 15%. Moreover, Non-Resident Holders located in a Tax Haven jurisdiction are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

Sale of ADRs

Pursuant to Section 26 of Law No. 10,833/2003, the sale of an asset located in Brazil by a Non-Resident Holder, whether to a Brazilian resident or to another Non-Resident Holder, is subject to Brazilian income tax. Our understanding is that ADRs do not qualify as assets located in Brazil and thus should not be subject to the Brazilian income tax. Notwithstanding the foregoing, since the tax rule referred to in Section 26 of Law No. 10,833 provides broad language and has not been definitely analyzed by the administrative or judicial courts, we are unable to assure you of the final outcome of such discussion.

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

Pursuant to CMN Resolution No. 4,373 the progressive rates of Law No. 13,259/16 to capital gains obtained by Non-Resident Holders not located in a Tax Haven will be applicable and for Non-Resident Holders (whether they are considered to be Non-Resident Holders as a result of CMN Resolution No. 4,373 or otherwise) located in a Tax Haven are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

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

Tax on Foreign Exchange Transactions (IOF/Exchange)

The IOF on Exchange Transactions, or “IOF/Exchange,” is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 0.38%. However, foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under CMN Resolution No. 4,373 are generally subject to the IOF/Exchange at a rate of zero. The Brazilian government may increase any of these rates at any time, up to 25%. However, any increase in rates would only apply to future transactions.

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

The IOF Derivatives Tax, or the “IOF/Derivatives” tax, was established by Decree No. 7,563 dated September 16, 2011, with the original levy of 1% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in Brazil that individually results in an increased foreign exchange exposure on a short position. However, under Decree No. 8,027 of June 12, 2013 the tax rate was reduced to zero.

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

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder might be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADRs or units. On December 28, 2021, new Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022. However, the IRS recently released a notice that indicates that the U.S. Treasury Department and the IRS are considering amendments to the Final Treasury Regulations and provides relief from certain provisions of the Final Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We have not determined whether these limitations will prevent a U.S. Holder from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADRs or units. U.S. Holders should therefore consult their tax advisors as to the availability of foreign tax credits for any amounts withheld with respect to dividends on ADRs or units. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2023. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

Committee	Main Responsibilities	Members	Meeting Frequency
Executive Risk Committee	• Enable the application, at the local level, of the Santander Group’s risk culture, aligning the Santander Brasil’s strategy, predisposition and risk tolerance level (“Main Guide”) to the mission and objective of its business areas	• CEO	Weekly
	• Approves the risk appetite secondary metrics that will be proposed to the board of directors of Santander Brasil;	• Vice President Executive Officer (Chief Risk Officer)
	• Manage exposures from different customers, economic sectors and types of risks, including, among others, the following functions:	• Vice President Executive Officer of Legal Affairs
	• Approve risk proposals for credit and market operations, including, among others, underwriting operations of fixed and variable income, customer limits for Treasury products, ALCO (Assets and Liabilities Committee) limits, debt restructuring proposals and payment arrangements;	• Executive Superintendent of Wholesale’s Credit Risk • Executive Superintendent of Legal Affairs
	• Handle general issues related to market risk, cross-border limits, country risk, global banking operations, and market risk approvals;	• Vice President Executive Officer of Corporate and Investment Banking
	• Adopt and, if necessary, validate, portfolio sales or individual asset-credits;	• Vice President Executive Officer of Corporate Banking

Committee	Main Responsibilities	Members	Meeting Frequency
	• Approve predefined internal risk regulations and monitor the Strategic Business Plan main indicators;	• Vice President Executive Officer of Wealth Management
	• Authorize management tools, improvement initiatives, follow up on projects and any other relevant activities related to risk management;	• Vice President Executive Officer of Institutional Affairs
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
Risk Control Committee	• Oversee the Risk Identification and Assessment (RIA) exercise;	• Chief Financial Officer	Biweekly
	• Conduct a full segment and regular follow up of all risks, including Conduct Risk, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors;	• Chief Risk Officer • Vice President Executive Officer of Finance and Strategy

Committee	Main Responsibilities	Members	Meeting Frequency
	• Conduct an independent and periodic control report on risk management activities, which includes:	• Executive Superintendent of Enterprise Risk Management
	• Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the Bank and monitoring of key strategic projects;	• Executive Superintendent of GIR and Relationship with Supervisors

•     Monitor the observance of appetite and risk policies, advising our Risk and Compliance Committee on these issues;

•     Approve the secondary metrics of Risk Appetite;

•     Review and monitor compliance with the General Risk Framework and Risk Appetite, identifying exposures to the most relevant risks through risk reports;

•     Monitor all relevant aspects of capital management and its impacts;

•     Approve, review and guarantee the correct and effective risk governance, including the control and decision forums, structures, policies and reports to ensure that all relevant risks are identified, managed and reported.

•     Approve and review the Strategic, Financial, Business Continuity and Recovery Plans

• Chief Compliance Officer • Vice President Executive Officer of Legal Affairs • Chief Data Officer • Vice President Executive Officer of Internal Audit • Executive Superintendent of Operational Risk
• Support and assist the board in carrying out stress tests, in particular by evaluating the scenarios and assumptions to be used in these tests, valuing the results and analyzing the measures proposed by the risk function as a consequence of the results;

Committee	Main Responsibilities	Members	Meeting Frequency
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

Credit Risk

Santander Group’s risk management model is based on a prudent management, driven by the risk appetite defined by the unit and approved by the headquarters. We operate within the limits of the Santander Group’s risk management guidelines and Brazilian Central Bank regulations, in order to protect and optimize capital and promote profitability. One of our credit risk management principles is that of independence among our business areas, providing sufficient autonomy for proper risk management. Another important characteristic of our risk management is the direct involvement of senior management in the decision-making process through credit committees. Our credit risk management process, especially new loan approval and risk monitoring, is structured according to our customer and product classifications, and is divided into retail and wholesale lending.

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

For financing products offered to SMEs (retail businesses), the method used to evaluate if approval should be granted is based on internally developed credit risk approval limits, as well as the customer´s creditworthiness. These approval methods include system automation, or manual individual analysis, which generates a credit risk rating based on our internal models. Additional information, such as the characteristics of the financing product being offered, including related terms and conditions, as well as collateral granted in connection therewith, is also taken into account in the approval process.

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

The following table presents the individuals or organizational bodies authorized to make extensions of credit to retail borrowers for the amounts specified:

Authorization Required	Amount
Decision centers (1)	Up to R$30 million

Retail Risk Higher Committee (2)	Up to R$200 million
Executive Risk Committee	Up to R$1,800 million

(1)	Members of risk decision-making centers include superintendents and other representatives of the risk area.
(2)	Members of the higher Risk Committee include, among others, the Chief Executive Officer of the group, the officers of Wholesale, Retail, Market Risk, Recovery and representatives of the Risk and Compliance Departments.

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

All credit requests from our wholesale customers must be approved by a credit committee, which are outlined below:

Authorization Required	Limit
Territorial Committee	Up to R$50 million
Superior and High Risk Committee	Up to R$250 million
Wholesale Committee	Up to R$500 million
Executive Risk Committee	Up to R$1,380 million

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

The table below shows the internal risk rating levels and their corresponding probability of default:

Internal Risk Rating	Probability of Default
Low	Lower than 1.8
Medium-low	Greater than 1.8% and Lower than 11.8%
Medium	Greater than 11.8% and Lower than 38.3%
Medium-high	Greater than 38.3% and Lower than 77.0%
High	Greater than 77.0%

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

Assets and Liabilities Committee

Our asset and liability management strategy is defined by our assets and liabilities committee (ALCO), which operates under the guidelines and procedures established by the Santander Group. Members of the committee include our Chief Executive Officer, Chief Risk Officer, Vice President Executive Officer – Finance and Strategy, Vice President Executive Officer – CFO, Director – Financial Management (ALM), Head - Market Risk and the Chief Economist. The assets and liabilities committee establishes strategies, policies and procedures with the objective of managing our balance sheet and risk structure.

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

Quantitative analysis

Trading activity

Quantitative analysis of daily VaR in 2023

Our risk performance with regard to trading activity in financial markets between 2021 and 2023, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2023, VaR fluctuated between R$30 million and R$40 million, with an average of R$33.8 million. The histogram below shows the distribution of average risk in terms of VaR in 2023 where the accumulation of days with VaR levels between R$30 million and R$50 million can be observed in 92.0% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2023 VaR values by risk factor were as follows:

	2022	2023
	Period End	Low	Average	High	Period End
	(in millions of R$)
Trading VaR	33.8	18.6	35.4	80.3	30.8
Diversification Effect	(21.3)	(6.2)	(33.1)	(71.3)	(25.1)

256

	2022	2023
	Period End	Low	Average	High	Period End
	(in millions of R$)
Interest Rate VaR	20.7	17.0	31.1	69.9	23.9
Equity VaR	9.9	1.3	7.7	24.3	12.9
Foreign Exchange VaR	23.2	2.9	25.7	60.1	15.9
Commodity VaR	1.4	0.2	3.9	17.7	3.1

The average VaR for 2023 was R$35.4 million, with most of the risk due to interest rate positions, Santander Brasil was relatively conservative in equity and commodities trading activity in line with the approach taken over the last few years.

The average VaR of the four main risk factors, interest rates, equity prices, exchange rates and commodities were R$31.1 million, R$7.7 million, R$25.7 million and R$ 3.9 million respectively, with a negative average diversification effect of R$33.1 million. The chart below shows the evolution of the VaR interest rates (IR), VaR exchange rates (FX), VaR equity prices (EQ) and Commodities (CM), at a 99% confidence level, over a day time frame and a 15-day moving average.

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for customers. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments.

The chart below shows the VaR Vega performance of our structured derivatives business in 2023, 2022 and 2021. In the most recent year, this figure fluctuated around an average of R$5 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2023. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2023, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst-Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total
	(in millions of R$)
Total trading	(54.7)	(152.1)	(29.1)	(235.9)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$ 235.9 million.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2023

Convertible Currencies

At the end of 2023, the sensitivity of net interest income at one year, to a parallel rise of 100 basis points in the local currency yield curve was R$767 million.

In addition, at the end of 2023, the sensitivity of MVE to parallel rises of 100 basis points in the yield curves was R$1,952 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2023 in millions of reais.

Gap	Total	0-1 Month	1-3 Months	3-6 Months	6-12 Months	1-3 Years	3-5 Years	> 5 Years	Not Sensitive
Money Market	348,440	169,897	33,176	35,538	39,543	38,281	32,475	19,096	(251,857)
Bonds	255,562	763,839	(1,321)	9,646	19,515	15,300	43,774	19,596	(614,787)
Loans	530,414	709,173	99,312	56,634	105,410	80,729	74,008	194,966	(789,818)
Permanent	21,099	111,470	2,223	1,631	2,317	1,102	2,799	2,171	(102,614)
Other	266,987	(1,383,317)	(32,335)	(18,746)	(58,852)	(48,351)	(71,505)	(166,545)	2,046,639
Total Assets	1,190,210	371,061	101,055	84,702	107,932	87,062	81,551	69,284	287,563
Money Market	(4,045)	(40,610)	(155)	(76)	(373)	(202)	(721)	(591)	38,683
Deposits	(625,728)	(45,320)	(994)	(7,850)	(1,930)	(9,728)	(4,052)	(6,964)	(548,889)
Loans Liability	(37,417)	(3)	(31,918)	405	19	1,267	(53)	(10)	(7,125)
Issues	(137,191)	(27,522)	—	—	—	—	—	—	(109,669)
Equity and Other	(385,830)	(4,940)	(20,279)	(49,428)	(18,173)	(29,386)	(93,011)	337,934	(4,940)
Total Liabilities	(1,190,210)	(594,478)	(38,007)	(27,800)	(51,712)	(26,836)	(34,213)	(100,576)	(167,263)
Balance Gap	—	(223,416)	63,048	56,902	56,220	60,226	47,338	(31,292)	120,299
Off-Balance Gap	33,473	(26,737)	20,262	(796)	(913)	(4,418)	9,130	1,952	34,992
Total Structural GAP	33,473	(250,153)	83,310	56,106	55,307	55,808	56,468	(29,340)	155,292
Accumulated Gap	33,473	(216,679)	(133,369)	(77,263)	(21,956)	33,852	90,320	60,980	216,272

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, reaching a maximum of R$733 million in December. The sensitivity of the market value decreased R$ 277 million during 2023, reaching a maximum of R$1,876 million in December. The main factors in 2023 that influenced the sensitivity were the volatility of the interest curve, updating of methodologies and the effects of strategies in the business areas.

The following chart shows our NIM and MVE sensitivity during each month in 2023.

Interest Rate Risk Profile as of December 31, 2023

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2023 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Local Currency Gap
Money Market	328,352	143,318	33,154	29,000	39,384	30,754	31,443	15,807	(226,798)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
	(in millions of R$)
Bonds	232,291	709,682	(4,217)	6,884	15,365	10,351	38,239	15,255	(559,268)
Loans	441,754	647,094	28,054	33,422	61,774	72,065	60,380	187,269	(648,304)
Permanent	21,089	97,094	775	250	242	38	31	—	(77,342)
Other	191,416	(1,408,722)	(32,335)	(18,746)	(58,852)	(51,171)	(71,505)	(166,545)	1,999,292
Total Assets	982,611	188,465	25,432	50,810	57,912	62,036	58,589	51,786	487,581
Money Market	(4,045)	(40,610)	(155)	(76)	(373)	(202)	(721)	(591)	38,683
Deposits	(571,140)	(4,317)	(972)	(1,312)	(1,771)	(2,200)	(3,020)	(3,676)	(553,873)
Loan Liabilities	(12,134)	—	—	—	—	—	—	—	(12,134)
Issues	(137,191)	(27,522)	—	—	—	—	—	—	(109,669)
Equity and Other	(227,521)	(494,114)	32,148	(17,590)	(49,027)	(14,091)	(29,225)	(93,011)	437,389
Total Liabilities	(952,032)	(539,040)	31,021	(18,977)	(51,171)	(16,494)	(32,966)	(97,278)	(77,801)
– Balance Gap	30,579	(350,575)	56,453	31,833	6,741	45,543	25,623	(45,491)	409,779
Off-Balance Gap	3,181	12,756	38,585	9,287	10,105	(2,611)	10,363	4,282	(79,585)
Total Structural Gap	33,761	(337,819)	95,038	41,119	16,846	42,932	35,985	(41,209)	330,194
Accumulated Gap	33,761	(304,059)	(209,021)	(167,902)	(151,056)	(108,124)	(72,139)	(113,348)	216,846

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive
(in millions of R$)
Foreign Currency Gap
Money Market	20,088	26,579	22	6,538	159	7,527	1,033	3,289	(25,059)
Bonds	23,270	54,157	2,895	2,761	4,150	4,950	5,535	4,341	(55,519)
Loans	88,660	62,079	71,258	23,213	43,636	8,664	13,627	7,697	(141,514)
Permanent	10	14,376	1,448	1,381	2,075	1,065	2,767	2,171	(25,272)
Other	75,571	25,405	—	—	—	2,820	—	—	47,347
Total Assets	207,599	182,596	75,623	33,893	50,019	25,026	22,962	17,498	(200,018)
Money Market	—	—	—	—	—	—	—	—	—
Deposits	(54,587)	(41,003)	(22)	(6,538)	(159)	(7,527)	(1,033)	(3,289)	4,984
Loan Liabilities	(25,282)	(3)	(31,918)	405	19	1,267	(53)	(10)	5,010
Issues	—	—	—	—	—	—	—	—	—
Equity and Other	(158,309)	(14,432)	(37,087)	(2,689)	(401)	(4,082)	(161)	—	(99,456)
Total Liabilities	(238,178)	(55,438)	(69,027)	(8,823)	(540)	(10,343)	(1,247)	(3,298)	(89,462)
– Balance Gap	(30,579)	127,159	6,596	25,070	49,479	14,683	21,715	14,199	(289,480)
Off-Balance Gap	30,292	(39,492)	(18,323)	(10,083)	(11,018)	(1,807)	(1,232)	(2,330)	114,578
Total Structural Gap	(287)	87,666	(11,727)	14,987	38,461	12,877	20,482	11,869	(174,903)
Accumulated Gap	(287)	87,379	75,652	90,639	129,100	141,977	162,459	174,328	(574)

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2023 and 2022 broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2023				2022
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading	18.6	35.4	80.3	30.8	33.8
Total	18.6	35.4	80.3	30.8	33.8

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

260

	2023				2022
	Low	Average	High	Period End	Period End
	(in millions of R$)
Interest rate risk
Trading	17.0	31.1	69.9	23.9	20.7
Total	17.0	31.1	69.9	23.9	20.7

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2023				2022
	Low	Average	High	Period End	Period End
	(in millions of R$)
Exchange rate risk
Trading	2.9	25.7	60.1	15.9	23.2
Total	2.9	25.7	60.1	15.9	23.2

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2023				2022
	Low	Average	High	Period End	Period End
	(in millions of R$)
Equity price risk
Trading	1.3	7.7	24.3	12.9	9.9
Total	1.3	7.7	24.3	12.9	9.9

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Commodity Price Risk

	At December 31,
	2023				2022
	Low	Average	High	Period End	Period End
			(in millions of R$)
Commodity price risk
Trading	0.2	3.9	17.7	3.1	1.4
Total	0.2	3.9	17.7	3.1	1.4

Our daily VaR estimates by activity were as set forth below:

	2023				2022
	Low	Average	High	Period End	Period End
	(in millions of R$)
Trading
Interest rate risk	17.0	31.1	69.9	23.9	20.7
Exchange rate risk	2.9	25.7	60.1	15.9	23.2
Equity price risk	1.3	7.7	24.3	12.9	9.9
Commodity price risk	0.2	3.9	17.7	3.1	1.4

261

	2023				2022
	Low	Average	High	Period End	Period End
	(in millions of R$)
Total Trading	18.6	35.4	80.3	30.8	33.8
Non-trading
Interest rate risk	2,010.8	4,838.9	5,453.0	2,010.8	5,064.2
Exchange rate risk	—	—	—	—	—
Equity price risk	—	—	—	—	—
Commodity price risk	—	—	—	—	—
Total Non-Trading	2,010.8	4,838.9	5,453.0	2,010.8	5,064.2
Total (Trading + Non-Trading)	2,029.4	4,874.3	5,533.3	2,041.6	5,098.0
Interest rate risk	—	—	—	—	—
Exchange rate risk	2.9	25.7	60.1	15.9	23.2
Equity price risk	1.3	7.7	24.3	12.9	9.9
Commodity price risk	0.2	3.9	17.7	3.1	1.4

Note:	VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

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

To accomplish our operational risk objectives, we have established a risk model based on three lines, aimed at continuously improving and developing our management and control of operational risks. The three lines are:

•	First line: all business and support areas within Santander Brasil are responsible for identifying, managing, mitigating and reporting operational risks related to its activities;
•	Second line: the operational risk and internal control departments is responsible for monitoring and ensuring control over operational and technological risk management practices throughout the organization. It is also responsible for implementing and communicating our operational risk culture, defining methodologies, policies, tools, training, applicable procedures and requirements for the effective management of operational risk;
•	Third line: the Internal Audit department is responsible for undertaking independent reviews of the risk management activities carried out by the first and second lines, and for promoting continuous improvements in both lines.

The objectives of the operational risk management model are:

•	to disseminate a culture of operational risk management and control, to foster the prevention of risk events and operational risks losses, and to mitigate their financial, and nonfinancial impacts;
•	to provide support to decision-makers within Santander Brasil;
•	to ensure there is sufficient coverage to cover the possible impacts of operational risk on an ongoing basis; and

•	to maintain control of operational risk in a manner which is consistent with business strategy.

The following bodies are involved in the implementation of risk management model in order to ensure we have a structured process of operational risk management and decision maker:

•	Risk Control Committee (Comitê de Controle de Riscos): a committee which aims to perform a holistic and periodic monitoring of the risks to which Santander Brasil is exposed and to exercise independent control on the risk management activities;
•	Senior Forum of Internal Control and Operational Risk (Fórum Sênior de Controle Interno e Risco Operacional “FSCIRO”): a senior forum aimed at ensuring and fostering the adequate monitoring, control and mitigation of operational risks;
•	Operational Risk Meeting (Reunião de Riscos Operacionais): an independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

Our risk management model assists managers in achieving their strategic objectives by contributing to the decision-making process and by seeking to reduce operational risk exposure and losses. It is compliant with the applicable regulatory requirements.

Cybersecurity Risk

We are exposed to cybersecurity risk as part of our day-to-day operations. We rely on our technological infrastructure, detection tools, protection, event containment measures, technical team training programs, employee training and awareness initiatives, and alignment of our processes with recognized business continuity management practices to manage cybersecurity risk. For more information on our cybersecurity risks and policies, please see “Item 16K. Cybersecurity.”

Social and Environmental Risk

Since 2002, we have remained at the forefront of social, environmental, and climate risk analysis in Brazil, which has become part of our culture. We consider social, environmental and climate risk when deciding whether to maintain or extend credit. Our Social, Environmental and Climate Responsibility Policy, or “PRSAC,” complies with National Monetary Council Resolution No. 4,945/2021 and the SARB 14 self-regulation issued by FEBRABAN. Our PRSAC establishes guidelines for social-environmental practices applicable to business and stakeholder relations, such as relations with suppliers. These practices include social, environmental and climate risk assessment in granting or using credit, which complies with National Monetary Council Resolution No. 4,943/2021. This is carried out through the analysis of the socio-environmental practices of wholesale and core companies (empresas núcleo) SME customers, which have limits or credit risk greater than R$5 million and belong to one of 14 social, environmental and climate priorities sectors, based on their risk level.

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

In March 2023, FEBRABAN approved a protocol (Normativo SARB No. 26/2023) that set the standards for managing the risk of illegal deforestation in the bovine meat chain and defined guidelines to be adopted by its signatories, including Santander Brasil. We believe this is a major step forward as it is the first sector-wide environmental protocol for financing beef processing. Since it will apply to every major bank in Brazil, it is considered a highly effective way of sustainable change and addressing deforestation. By signing the protocol, we have aligned our commitment with that of the Brazilian financial industry to require beef processing clients with slaughterhouses in the Brazilian Amazon region to end illegal deforestation by December 2025. This applies to direct suppliers of cattle and Tier 1 indirect suppliers (supplier of the direct supplier). Under this requirement, suppliers must meet mid-term milestones, which consist of having a traceability and monitoring system, and continuously disclosing KPIs to demonstrate they are meeting their commitments. In 2021, well before the publication of the FEBRABAN protocol, we began engaging with more than a dozen beef processing clients about ending deforestation in their supply chain by 2025. This engagement led to several of them declaring commitments online in 2022 and developing plans to check on Tier 1 indirect suppliers and, under Plano Amazônia, led Santander Brasil to work with other banks to come up with the FEBRABAN protocol.

We believe that assessing the socio-environmental risk in our operations, also enables us to mitigate issues of operational, capital, credit, and reputational risk. Between January 1, 2023 and December 31, 2023, we screened 869 wholesale corporate customers, 883 Empresas Núcleo (Core Companies) customers, and 35 major new projects (including both those that are and that are not subject to the Equator Principles). Furthermore, wholesale segment customers are screened for environmental, social and climate related concerns by the new customer acceptance department when they begin their commercial relationship with us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—Social and environmental risks may have a material adverse effect on us.”

Other Information

Volatile market conditions arising from the continuation or escalation of the war in Ukraine and the conflict in the Middle East, global supply chain bottlenecks and high inflation globally may result in significant changes in macroeconomic conditions, foreign exchange rates, interest rates, and the prices of our securities, which may adversely affect us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally.”

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

Fees and Expenses

BNYM, as depositary, may charge the following fees and expenses to the ADR holders, any party depositing or withdrawing units or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, any issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or any units deposited or deemed to be deposited or any distributions of ADRs in connection with a dividend or otherwise), or by owners of ADRs, as applicable, pursuant to the terms of the deposit agreement (the “Deposit Agreement”) dated as of October 20, 2015 among us, BNYM and the owners and holders of the ADRs:

•	a fee of US$5.00 or less for each 100 ADRs (or portion thereof) issued by, delivered by or surrendered to, as the case may be, the depositary;
•	a fee of US$0.05 or less per ADR (or portion thereof) for any cash distribution made pursuant to the deposit agreement;
•	a fee of US$0.05 or less per ADR (or portion thereof) per annum for depositary services;
•	fees related to certain distributions of securities or rights to purchase additional units (where the depositary will not exercise or sell those rights on behalf of the ADR holders), such fee being in an amount equal to the fee for the execution and delivery of ADRs which would have been charged as a result of the deposit of such securities under the deposit agreement entered into with BNYM (for these purposes treating all such securities as if they were units) but which securities are instead distributed by the depositary to the owners of the ADRs;
•	such registration fees as may from time to time be in effect for the registration of transfers of units generally on the applicable registrar’s unit register and applicable to transfers of units to or from the name of the depositary or its nominee or the name of the custodian for the depositary or its nominee on the making of deposits or withdrawals;
•	certain cable and facsimile transmission fees and expenses;
•	such expenses as are incurred by the depositary in the conversion of foreign currency;
•	taxes and other governmental charges; and
•	any other charges payable by the depositary or the custodian appointed by the depositary, any of the depositary’s or such custodian’s agents or the agents of the depositary’s or such custodian’s agents, in connection with the servicing of units or other deposited securities (which charges shall be assessed against the ADR holders as of the date or dates set by the depositary in accordance with the deposit agreement which we have entered into with BNYM and shall be payable at the sole discretion of the depositary by billing those ADR holders for those charges or by deducting those charges from one or more cash dividends or other cash distributions).

We will only pay the fees described above to the extent we are a depositor of Units or the holder of ADRs. The depositary may collect any of its fees by deduction from any cash distribution payable, or by selling a portion of any securities to be distributed, to ADR holders that are obligated to pay those fees.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2023, such reimbursements amounted to U.S. $ 4.5 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of December 31, 2023, with the supervision and participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition, as required by the Brazilian Central Bank through CMN Resolution No. 4,968/21 and Resolution No. 130/21, the report related to the quality and adequacy of the internal controls will be issued within 45 days after the expected date of publication of the Brazilian GAAP financial statements, which is scheduled to be March 15, 2024.

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

With the supervision and participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through February 26, 2024, our management concluded that as of December 31, 2023, its internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers Auditores Independentes Ltda. which has audited our consolidated financial statements for the year ended December 31, 2023, has also audited the effectiveness our internal controls over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing in our consolidated financial statements included in “Item 18. Financial Statements.”

15C. Attestation Report of the Registered Public Accounting Firm

For the report, dated February 26, 2024, from PricewaterhouseCoopers Auditores Independentes Ltda., our registered public accounting firm, on the effectiveness of our internal control over financial reporting as of December 31, 2023, see “Item 18. Financial Statements.”

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

16C. Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PricewaterhouseCoopers Auditores Independentes Ltda. for the fiscal years ended December 31, 2023, 2022 and 2021, as follows:

	For the year ended December 31,
	2023	2022	2021
	(in millions of R$)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	27.1	28.9	26.3
Audit related	2.9	0.3	0.2
All other	0.5	0.3	0.4
Total	30.5	29.5	26.9

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2023, according to applicable law totaled R$4.3 million.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our units, including units represented by ADRs, by us or our affiliates in 2023.

Calendar Months	Total Number of Units Purchased(1)	Average Price Paid per Unit in R$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs(2)(3)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs(2)(3)
January 2023	—	—	—	—
February 2023	—	—	—	—
March 2023	—	—	—	—
April 2023	—	—	—	—
May 2023	—	—	—	—
June 2023	870,700	29,9480	870,700	—
July 2023	401,200	28,7703	401,200	—
August 2023	—	—	—	—
September 2023	—	—	—	—
October 2023	—	—	—	—
November 2023	—	—	—	—
December 2023	—	—	—	—
Total	1,271,900	58,7183	1,271,900	36,986,424

(1)	In the year ended December 31, 2023, no units, including units represented by ADRs, were purchased other than through a publicly announced plan or program by us.
(2)	On August 2, 2022, our board of directors approved, as a replacement for our previous buyback program, which expired on the same date, a new buyback program of our units and ADRs. Our units and ADRs will be acquired either directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program covers the acquisition of up to 36,986,424 units or ADRs, representing a combination of 36,986,424 common and 36,986,424 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 18 months beginning on August 3, 2022 and expiring on February 5, 2024. On January 24, 2024, our Board of Directors approved the unit repurchase buyback program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 36,205,005 units or ADRs, representing 36,205,005 common shares and 36,205,005 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. The term of the buyback program is 18 months counted from February 6, 2024, expiring on August 6, 2025.
(3)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the periods as approved by our board of directors.

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

Majority of Independent Directors

The NYSE rules require that a majority of the board must consist of independent directors. As a company with a majority of our voting shares being beneficially owned by another entity (Santander Spain), we are not required to comply with this rule. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Currently, our Board of Directors must have at least five members, at least 20.0% of which must be independent, as determined pursuant to Article 14 of our By-Laws. Currently, six members of our Board of Directors are deemed independent (representing 55% of the composition of our Board of Directors). Also, Brazilian Corporate Law, the Brazilian Central Bank and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation, duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While we believe that these rules provide adequate assurances that our directors are independent and meet the requisite qualification requirements under Brazilian law, we believe that such rules would permit us to have directors that would not otherwise pass the test for director independence established by the NYSE, Brazilian Corporate Law requires that our directors shall be elected by our shareholders at an annual shareholders’ meeting. Currently, all of our directors are elected by our shareholders after recommendation of the Nomination and Governance Committee, for a term of two years.

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected from management members. Our Chief Executive Officer, Mr. Mario Roberto Opice Leão, is a member of our Board of Directors. There is no requirement that our independent directors meet regularly without management. As a result, our independent directors on our board do not typically meet in executive session.

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

CMN rules require us to have an audit committee of at least three independent members, of which one must be an independent director. The audit committee is elected by the Board of Directors, SEC Rule 10A-3 provides that the listing of securities of foreign private issuers will be exempt from the audit committee requirements if the issuer meets certain requirements. Our Audit Committee allows us to meet the requirements set forth by this rule. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16J. Insider Trading Policies

We have adopted a policy of the trading of our securities that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Policy on Trading in Our Own Securities is included as Exhibit 11.2 to this annual report.

16K. Cybersecurity

Introduction and Overview

We have security measures in place to mitigate the risk of cybersecurity threats affecting our technology environment and our business. Our cybersecurity policies and programs are based on Santander Spain’s frameworks and policies, which are aligned with the NIST CSF – Cybersecurity Framework, and we have also taken into consideration the practices set forth in the ISO-27002 to assist us in formulating such security measures. These measures include governance, anticipate, protect, detect and respond processes and controls including, but not limited to, a risk management program, a training and awareness program, access and privilege management, segregation of test and production environments, network security analysis, baseline configuration of hardware and software, activity log correlation, malware prevention and remediation, business continuity management, security analysis of third-party operations, and cyber incident management. Our cybersecurity team and committees employ a range of security processes and solutions, and work to disseminate these measures within our organization, including through regular compliance checks and continuous monitoring of network activity by the Santander Group’s Global Security Operations Center (“SOC”) and security tests performed by independent companies.

Risk Management Model

Our operational risk management and control model is based on a continuous process of identifying, evaluating and mitigating sources of risk, regardless of whether they have materialized or not. Throughout the application of this process, risk management priorities are established, and internal controls are defined and executed to manage and mitigate the risk across the organization.

Our operational risk model establishes the items needed to manage and control operational risk properly according to regulatory standards and best management practices. Its phases are: (i) strategic planning; (ii) identification and assessment of risks and internal controls; (iii) ongoing monitoring of the operational risk profile; (iv) implementation of actions to manage the risks, including mitigation measures; and (v) disclosure, reporting and escalation of relevant matters. “Heracles,” which is our internal management and reporting system for operational risk, supports the operational risk program and tools with a Governance, Risk and Compliance (“GRC”) approach. It provides information for management and reporting throughout Santander Brasil. Heracles also facilitates better operational risk management decisions by using a common set of taxonomies and methodological standards to allow information consolidation, duplication prevention and reporting simplification.

Risk Management Process and Tools

Risk Control Self-Assessment (“RCSA”) is a qualitative process that allows us to identify, assess and measure, in a dynamic and proactive way, the material operational risks that could prevent the business or support units from achieving their objectives, as well as the effectiveness of the controls linked to their mitigation. Our RCSA integrates specific reviews that allow us to identify cyber, technology, fraud, third-party supplier and other risk as well as other risk drivers that could lead to operational risk as well as the failure to meet regulatory expectations. In addition, the RCSA incorporates reviews related to regulatory compliance, conduct and financial crime risk.

Other instruments are used to analyze and manage operational risk, such as: (i) metrics, (ii) risk scenarios, (iii) the assessment of new products and services, and transformation initiatives; (iv) business continuity plans (BCP); (v) review of cyber corporate insurance; (vi) review of the management perimeter; (vii) recommendations from internal and external auditors, consultants and supervisors; and (viii) the quality assurance process.

Business Continuity and Crisis Management

Our business continuity management model takes into consideration both local (e.g., Brazilian Central Bank) and international guidelines (e.g., European Central Bank guidelines, CIMA – Cayman Islands Monetary Authority guidelines) for cybersecurity risks and includes plans to deal with severe events. We review the impact these events may have on day-to-day operations and endeavor to mitigate such threats. Our crisis governance mechanisms include our senior management as well as committees formed by previously defined and approved members. We also have mechanisms to trigger business continuity plans in case of cyber, operational and financial crises which involve the departments necessary to act and support our operations in the preparation of strategies to contain these types of crises.

Training & Awareness (Secure UX)

We also perform cyber awareness campaigns for our employees and customers, including annual and mandatory training for all employees, an annual event for our executive personnel (called Cyber Defenders), security campaigns for our customers and society at large with influencers on social media and increasing information on how to use our products in a safer way. Furthermore, we cooperate and exchange information and experience relating to cybersecurity with local and international security communities, such as local telecommunications companies and other financial institutions and as a member of the Financial Services – Information Sharing and Analysis Center community.

Cybersecurity Team, CISO and Oversight

Our cybersecurity team is composed of dedicated personnel who have experience in cybersecurity in a financial institution context. This team has overall oversight responsibility for our cybersecurity processes and cyber risk management and also relies on the internal controls team, audit team and our risk and compliance committee to ensure oversight and controls effectiveness.

Our local chief information security officer, or “CISO,” has been active in the technology sector for more than 25 years, including in positions with direct experience of financial markets. He has a degree in computer science, received a post-graduate degree in business administration with an emphasis in finance, and a master’s degree in information security. At Santander Brasil, our local CISO reports directly to our Vice President of Technology and Operations Vice President.

Cybersecurity Committees

Cybersecurity topics are deliberated in executive committees that have the role of informing and providing supporting materials to our executives and advisors to ensure the best decision-making for the business. Our CISO also regularly updates our audit committee and our risk and compliance committee on Santander Brasil cybersecurity programs, material cybersecurity risks and mitigation strategies, providing periodical reports (annually or ad hoc) that cover, among other topics, our risk exposure, third-party assessment results, maturity of our subsidiaries and incidents that may have happened during the period. Such executive committees support our board of directors.

Our board of directors has overall oversight responsibility for our risk management, and delegates cybersecurity risk management oversight to our risk and compliance committee and to our audit committee. Our audit committee is responsible for providing our board of directors and senior management with an independent assessment of the quality and effectiveness of internal control, cyber risk management and governance of cybersecurity controls. Additionally, our risk and compliance committee is responsible for advising our executive committee as an instrument for effective risk control, ensuring that they are managed according to the level of risk appetite approved by our board of directors.

Senior management’s participation in incident management is documented using a model with three levels of committees—bronze, silver and gold. Each level is based on an incident’s severity, such that members of our management have different roles and responsibilities after our crisis management director disclosures that we are undergoing a special cybersecurity event.

In 2023, we continued to strengthen our cybersecurity and fraud ecosystems, proposing strategies to respond to a constantly changing threat environment, while supporting commercial value and improving the safety environment for clients. For 2024, we will prioritize monitoring the implementation of the technology and operations transformation model, as well as our positioning in cybersecurity, especially to continue maturing, improving and evolving the cybersecurity defenses, with a special focus on emerging threats.

Cybersecurity Certifications

The Santander Group, which includes Santander Brasil and its subsidiaries, has also achieved ISO 27001 certification for the key global cybersecurity processes that support our global services. This external recognition, verified through an onsite inspection, confirms our alignment with industry best practices in terms of information security for the following key processes: (i) security operations center, or SOC alert management, (ii) cyber incident management, (iii) malware protection for endpoint security and (iv) attack surface management. We also have obtained a Service Organization Controls – SOC 1 Type 2 Report (SSAE 18), which provides an independent external recognition for the design and operating effectiveness of global cybersecurity controls, and focus on global cyber products and controls.

Third-Party Risk Management

Santander Brasil’s external suppliers, who are engaged by Santander Brasil’s various business areas, are subject to our third-party risk management process, aiming to certify and assess the vendor processes, giving us a broader visibility on their safety and improvements needed. To do so, we work together with several departments building a transversal view of risks across the cybersecurity, privacy and data protection and business continuity management functions. The objective is to provide a 360º view of third-party gaps and to support decision-makers in supplier engagement and risk management, improving the quality of the service these suppliers provide to the customers.

In 2023, considering an increase in global cybersecurity risk, as well as regulatory requirements, we have strengthened the supplier risk management model and the internal control framework. A new IT platform (called “SARA – Suppliers Advanced Risk Management”) is being developed to properly assess and manage the risks in outsourcing and third-party agreements.

Cybersecurity Threats and Incidents

In 2023, we have continued evolving our cyber defenses in line with our cybersecurity strategy and key strategic initiatives. New controls were developed and implemented following a cyber-threat-led approach, covering current areas of risk and new attack methods, notably around supply chain, backup and recovery and fraud prevention measures reinforced by leveraging behavioral biometric solutions and machine learning technology.

To strengthen our response, streamline operations and maximize resources, the Santander Fusion Center was inaugurated in 2023, enabling closer collaboration between our various teams involved in cybersecurity. The Fusion Center operates 24 hours a day, 7 days a week, providing services to Santander Brasil and all its subsidiaries, detecting, monitoring, and responding to operational failures and cybersecurity events.

In parallel, we are preparing for the new requirements of upcoming regulations on cybersecurity matters, while assessing the pros and cons derived from emerging technologies, such as AI. Santander Brasil is implementing a Responsible AI framework that involves different areas (Legal, Risks, Chief Privacy Officer, Cyber Security, Architecture, Engineering) to evaluate each use case implementation and mitigate risks.

During the year ended December 31, 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced any undetected cybersecurity incident or that we will not experience cybersecurity incidents in the future.

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

ITEM 19. EXHIBITS

(a)       Index to Consolidated Financial Statements

(b)       List of Exhibits.

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on March 31, 2021 (incorporated by reference to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2021).
2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-207353) filed with the SEC on October 9, 2015).
2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.3	First Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.4 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.4	Second Supplemental Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee, paying agent, transfer agent and registrar (incorporated by reference to Exhibit 2.5 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.5	Description of Securities.

Exhibit Number	Description
4.1	Option Plan to Purchase Share Deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).
4.2	Long-Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).
4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).
4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).
4.5	Long-Term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).
4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit II to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).
4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).
4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit II to our Form 6-K/A (file no. 001-34476) filed with the SEC on December 3, 2015).
4.9	Partnership Agreement between Santander Brasil and Getnet, executed on April 16, 2021 (English translation) (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on February 28, 2022)).*
8.1	List of Subsidiaries (incorporated by reference to Note 3 to our Audited Consolidated Financial Statements filed with this Annual Report on Form 20-F).
11.1	English translation of the Code of Ethical Conduct of Santander Brasil (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on March 28, 2017).
11.2	English translation of the Policy on Trading in Our Own Securities of Santander Brasil, dated July 29, 2013.
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer.
97.1	English translation of Annex I (Recovery of Compensation Following the Restatement of Financial Statements) to the Compensation Policy of Santander Brasil, dated November 29, 2023.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

Exhibit Number	Description
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 26, 2024.

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

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the "Company") as of December 31, 2023, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

Banco Santander (Brasil) S.A.

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

Supplemental information

The reconciliation of stockholders' equity and net income as of and for the years ended December 31, 2023, 2022 and 2021 and the statements of value added for the years ended December 31, 2023, 2022 and 2021, included in Appendix I and II respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. For the purposes of forming our opinion, we evaluated whether the Appendix I is reconciled with the financial statements and accounting records, as applicable, as well as performed procedures to test the completeness and accuracy of the information presented in the supplemental information. Additionally, in forming our opinion on the statements of value added, we evaluated whether this Appendix II, including its form and content, is reconciled with the financial statements and accounting records, as applicable, and presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of stockholders' equity and net income as of and for the years ended December 31, 2023, 2022 and 2021 and the statements of value added for the years ended December 31, 2023, 2022 and 2021 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

Banco Santander (Brasil) S.A.

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

Measurement of expected credit losses

As described in Notes 1(c.3.1(ii)), 2(h), 9 and 46(b) to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, that involves management's judgment, as set forth in IFRS 9 - "Financial Instruments". At December 31, 2023, the impairment losses on loans and receivables was BRL 33,559,068 thousand on total loans and receivables at amortized cost of BRL 548,495,491 thousand. Management calculates Expected Credit Losses ('ECL') using three main components: a Probability of Default ('PD'), Loss Given Default ('LGD') and Exposure At Default ('EAD') including individual and collective models. The ECL measurement is based on management's estimate of present value expected to be received, including the use of a variety of assumptions such as historical loss experience, credit quality, portfolio size, concentration, economic factors and estimated future cash flows. Additionally, management has considered forward-looking information, including changes in macroeconomic scenarios, impacting the calculation model for provisioning expected credit losses.

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

Banco Santander (Brasil) S.A.

Provisions for judicial and administrative
proceedings

As described in Notes 1(c.3.1(iv)), 2(q) and 22 to the consolidated financial statements, Provisions for judicial and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel. As of December 31, 2023, the Company has recorded provisions for judicial and administrative proceedings of BRL 8,457,667 thousand. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

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

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

São Paulo, Brazil

February 26, 2024

We have served as the Company's auditor since 2016

*Values expressed in thousands, except when indicated

Consolidated Balance Sheet

Assets	Note	2023	2022	2021

Cash	4	23,122,550	22,003,439	16,657,201

Financial Assets Measured at Fair Value Through Profit or Loss		208,921,896	145,515,302	90,299,669
Debt instruments	6	84,291,192	66,191,454	50,874,612
Equity instruments	7	3,422,154	2,605,279	2,498,317
Derivatives	8.a	29,269,652	20,234,506	20,797,460
Loans and advances to Customers	9	3,040,712	1,894,282	392,455
Compulsory deposits with the Brazilian Central Bank		88,898,186	54,589,781	15,736,825

Financial Assets Measured At Fair Value Through Other Comprehensive Income		59,052,090	55,425,671	101,241,787
Debt instruments	6	59,036,137	55,392,178	101,212,600
Equity instruments	7	15,953	33,493	29,187

Financial Assets Measured At Amortized Cost		723,710,121	663,824,373	633,241,352
Loans and other receivables from credit institutions	5	25,716,845	20,713,315	26,485,913
Loans and advances to Customers	9	514,936,423	488,735,746	464,451,587
Debt instruments	6	101,087,321	81,329,013	73,125,011
Compulsory deposits with the Brazilian Central Bank		81,969,532	73,046,299	69,178,841

Derivatives Used as Hedge Accounting	8.a	25,069	1,741,318	342,463

Non-Current Assets Held For Sale	10	914,072	699,136	816,345

Investments in Associates and Joint Ventures	11	1,609,780	1,727,570	1,232,646

Tax Assets		52,839,470	46,445,994	41,757,332
Current		9,393,766	7,838,406	4,117,035
Deferred	23.d	43,445,704	38,607,588	37,640,297

Other Assets	15	5,996,651	8,274,529	6,049,028

Permanent assets	12	7,085,564	8,190,763	8,783,785

Intangible Assets		32,375,513	31,602,734	30,786,788
Goodwill	13	27,852,568	27,889,327	27,915,469
Other intangible assets	14	4,522,945	3,713,407	2,871,319

TOTAL ASSETS		1,115,652,776	985,450,829	931,208,396

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | F-9

*Values expressed in thousands, except when indicated

Liabilities and Shareholders’ Equity	Note	2023	2022	2021

Financial Liabilities Measured At Fair Value Through Profit or Loss		49,581,441	49,668,266	44,412,351
Derivatives	8.a	23,763,857	18,699,325	24,172,008
Short positions	8.b	19,831,991	22,047,423	12,780,559
Liabilities arising from securities	18	5,985,593	8,921,518	7,459,784

Financial Liabilities at Amortized Cost		910,550,506	795,284,100	750,093,694
Credit institution deposits	16	118,511,957	116,079,014	121,005,909
Customer deposits	17	583,220,576	489,953,489	468,961,069
Liabilities arising from securities	18	124,397,422	107,120,875	79,036,792
Debt instruments eligible as capital	19	19,626,967	19,537,618	19,641,408
Other financial liabilities	20	64,793,584	62,593,104	61,448,516

Derivatives Used as Hedge Accounting	8.a	1,176,571	-	446,973

Provisions		11,473,781	9,115,143	11,604,482
Obligations for pension funds and similar liabilities	22	2,543,504	1,775,202	2,728,126
Provisions for judicial and administrative proceedings, commitments, and other provisions	22	8,930,277	7,339,941	8,876,356

Tax Liabilities		8,999,893	7,810,800	8,175,023
Current		5,300,461	4,168,800	5,949,833
Deferred	23.d	3,699,432	3,642,000	2,225,190

Other Liabilities	24	19,014,230	12,892,344	10,501,378

Total Liabilities		1,000,796,422	874,770,653	825,233,901

Shareholders’ Equity	27	118,421,219	114,669,276	109,046,574
Share capital	27.a	55,000,000	55,000,000	55,000,000
Capital reserves		607,677	445,778	371,941
Treasury shares	27.d	(1,106,783)	(1,219,316)	(713,039)
Profit Reserve		63,920,325	60,442,814	54,387,672

Other Comprehensive Income		(3,968,215)	(4,486,442)	(3,406,428)

Shareholders’ Equity Attributable to the Parent		114,453,004	110,182,834	105,640,146

Non - Controlling interests	26	403,350	497,342	334,349

Total Shareholders’ Equity		114,856,354	110,680,176	105,974,495
Total Liabilities and Shareholders’ Equity		1,115,652,776	985,450,829	931,208,396

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | F-10

*Values expressed in thousands, except when indicated

Consolidated Statement of Income

	Note	2023	2022	2021

Interest and similar income	31	128,282,707	115,225,118	77,987,308
Interest and similar expenses	32	(81,398,673)	(67,721,941)	(26,668,842)
Net Interest Income		46,884,034	47,503,177	51,318,466
Equity instrument income	33	22,179	38,073	90,040
Equity method income (loss)	11.a	239,236	199,179	144,184
Fee and commission income	34	22,454,778	21,237,723	20,388,089
Fee and commission expense	35	(6,814,813)	(6,361,843)	(5,114,788)
Gains (losses) on financial assets and liabilities (net)	36	2,729,519	4,153,336	221,782
Financial assets measured at fair value through profit or loss		3,440,830	4,801,086	5,280,479
Financial instruments not measured at fair value through profit or loss		(463,844)	(239,777)	(665,853)
Other		(247,467)	(407,973)	(4,392,844)
Foreign exchange fluctuations (net)	37	1,065,167	545,890	(2,002,286)
Other operating expense (net)	38	(715,790)	(841,002)	(1,119,380)
Total Income		65,864,310	66,474,533	63,926,107
Administrative expenses		(19,562,641)	(18,240,113)	(17,316,419)
Personnel expenses	39.a	(10,813,926)	(9,896,995)	(9,025,702)
Other administrative expenses	40.a	(8,748,715)	(8,343,118)	(8,290,717)
Depreciation and amortization		(2,740,950)	(2,585,502)	(2,433,921)
Permanent assets	12.a	(1,841,616)	(1,860,043)	(1,850,780)
Intangible assets	14	(899,334)	(725,459)	(583,141)
Provisions (net)	22	(4,424,412)	(1,215,490)	(2,179,417)
Impairment losses on financial assets (net)	9.c	(28,008,086)	(24,828,749)	(17,112,734)
Financial assets measured at amortized cost and contingent liabilities		(28,008,086)	(24,828,749)	(17,112,734)
Impairment losses on other assets (net)		(250,173)	(161,434)	(165,799)
Other intangible assets	14	(19,473)	(31,251)	(30,160)
Other assets		(230,700)	(130,183)	(135,639)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	41	998,408	22,355	(15,113)
Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations	42	45,195	109,127	47,625
Operating Income Before Tax		11,921,651	19,574,727	24,750,329
Income taxes	23	(2,422,839)	(5,235,252)	(9,191,005)
Consolidated Net Income for the Fiscal Year		9,498,812	14,339,475	15,559,324
Profit attributable to the Parent Company		9,449,313	14,287,093	15,528,052
Profit attributable to non-controlling interests	26	49,499	52,382	31,272

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | F-11

*Values expressed in thousands, except when indicated

Consolidated Statement of Comprehensive Income

	2023	2022	2021

Consolidated Net Income for the Fiscal Year	9,498,812	14,339,475	15,559,324

Other Comprehensive Income that will be subsequently reclassified to profit or loss when specific conditions are met:	1,166,391	(1,108,715)	(3,245,041)
Financial Assets measured at fair value through Other Comprehensive Income	537,438	(707,433)	(2,389,705)
Financial assets measured at fair value through other comprehensive income	878,395	(1,333,521)	(4,255,996)
Taxes	(340,957)	626,088	1,866,291
Cash flow hedges	628,953	(401,282)	(855,335)
Fair value adjustment	1,199,318	(771,020)	(1,628,393)
Taxes	(570,365)	369,738	773,058

Other Comprehensive Income that will not be Reclassified to Net Profit:	(648,164)	28,701	266,692
Defined Benefits Plan	(620,233)	28,701	266,692
Defined benefits plan	(988,263)	202,674	592,967
Taxes	368,030	(173,973)	(326,275)

Others	(27,931)	-	-
IFRS Adjustments 17	(46,552)	-	-
Taxes	18,621	-	-
Total Comprehensive Income	10,017,039	13,259,461	12,580,976

Attributable to the parent company	9,967,540	13,207,079	12,549,704
Attributable to non-controlling interests	49,499	52,382	31,272
Total Comprehensive Income	10,017,039	13,259,461	12,580,976
The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | F-12

*Values expressed in thousands, except when indicated

Consolidated Statement of Changes in Stockholders’ Equity

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2020		57,000,000	290,282	49,706,143	(791,358)	-	2,342,129	(3,190,913)	859,370	(438,666)	105,776,987	312,885	106,089,872
Total comprehensive income		-	-	-	-	15,528,052	(2,389,705)	266,692	-	(855,335)	12,549,704	31,272	12,580,976
Net Profit Attributable to the Parent Company		-	-	-	-	15,528,052	-	-	-	-	15,528,052	31,272	15,559,324
Other Comprehensive Income		-	-	-	-	-	(2,389,705)	266,692	-	(855,335)	(2,978,348)	-	(2,978,348)
Financial assets measured at fair value through Other Comprehensive Income		-	-	-	-	-	(2,389,705)	-	-	-	(2,389,705)	-	(2,389,705)
Employee Benefits Plan		-	-	-	-	-	-	266,692	-	-	266,692	-	266,692
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	(855,335)	(855,335)	-	(855,335)
Appropriation of the previous fiscal year’s net profit		-	-	-	-	-	-	-	-	-	-	-	-
Spin-Off		(2,000,000)	-	(1,167,674)	-	-	-	-	-	-	(3,167,674)	-	(3,167,674)
Dividends and interest on equity from the previous fiscal year	27.b	-	-	-	-	(9,649,000)	-	-	-	-	(9,649,000)	-	(9,649,000)
Share based compensation	39.b	-	81,659	-	-	-	-	-	-	-	81,659	-	81,659
Treasury shares	27.d	-	-	-	78,319	-	-	-	-	-	78,319	-	78,319
Other		-	-	(29,849)	-	-	-	-	-	-	(29,849)	(9,808)	(39,657)
Destinations:		-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	776,403	-	(776,403)	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	5,102,649	-	(5,102,649)	-	-	-	-	-	-	-
Balance on December 31, 2021		55,000,000	371,941	54,387,672	(713,039)	-	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Consolidated Financial Statements | December 31, 2023 | F-13

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2021		55,000,000	371,941	54,387,672	(713,039)	-	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495

Total comprehensive income		-	-	-	-	14,287,093	(707,433)	28,701	-	(401,282)	13,207,079	52,382	13,259,461
Net profit attributable to the Parent Company		-	-	-	-	14,287,093	-	-	-	-	14,287,093	52,382	14,339,475
Other comprehensive income		-	-	-	-	-	(707,433)	28,701	-	(401,282)	(1,080,014)	-	(1,080,014)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(707,433)	-	-	-	(707,433)	-	(707,433)
Pension plans		-	-	-	-	-	-	28,701	-	-	28,701	-	28,701
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	(401,282)	(401,282)	-	(401,282)
Dividends and interest on capital	27.b	-	-	-	-	(8,100,000)	-	-	-	-	(8,100,000)	-	(8,100,000)
Treasury shares	27.d	-	-	-	(506,277)	-	-	-	-	-	(506,277)	-	(506,277)
Share-based compensation	28.d	-	73,837	-	-	-	-	-	-	-	73,837	-	73,837
Other		-	-	(131,951)	-	-	-	-	-	-	(131,951)	110,611	(21,340)
Destinations:		-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	714,355	-	(714,355)	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	5,472,738	-	(5,472,738)	-	-	-	-	-	-	-
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	(1,695,283)	110,182,834	497,342	110,680,176

Consolidated Financial Statements | December 31, 2023 | F-14

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Adjustments IFRS 17	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	-	(1,695,283)	110,182,834	497,342	110,680,176

Total comprehensive income		-	-	-	-	9,449,313	537,438	(620,233)	-	(27,931)	628,953	9,967,540	49,499	10,017,039
Net profit attributable to the Parent Company		-	-	-	-	9,449,313	-	-	-	-	-	9,449,313	49,499	9,498,812
Other comprehensive income		-	-	-	-	-	537,438	(620,233)	-	(27,931)	628,953	518,227	-	518,227
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	537,438	-	-	-	-	537,438	-	537,438
Pension plans		-	-	-	-	-	-	(620,233)	-	-	-	(620,233)	-	(620,233)
Adjustments IFRS 17		-	-	-	-	-	-	-	-	(27,931)	-	(27,931)	-	(27,931)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	628,953	628,953	-	628,953
Dividends and interest on capital	27.b	-	-	-	-	(6,200,000)	-	-	-	-	-	(6,200,000)	-	(6,200,000)
Share-based compensation		-	161,899	-	-	-	-	-	-	-	-	161,899	-	161,899
Treasury shares	27.d	-	-	-	112,533	-	-	-	-	-	-	112,533	-	112,533
Prescribed dividends		-	-	56,858	-	-	-	-	-	-	-	56,858	-	56,858
Unrealized profit		-	-	171,340	-	-	-	-	-	-	-	171,340	-	171,340
Other		-	-	-	-	-	-	-	-	-	-	-	(143,491)	(143,491)
Destinations:		-	-	-	-	-	-	-	-	-	-	-	-	-
Legal reserve		-	-	472,466	-	(472,466)	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	2,776,847	-	(2,776,847)	-	-	-	-	-	-	-	-
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(217,571)	(3,515,753)	859,370	(27,931)	(1,066,330)	114,453,004	403,350	114,856,354

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | F-15

*Values expressed in thousands, except when indicated

Consolidated Statement of Cash Flows

	Note	2023	2022	2021
1. Cash Flow from Operating Activities
Consolidated Net Income for the Fiscal Year		9,498,812	14,339,475	15,559,324
Profit adjustments		5,971,012	50,774,841	(13,898,808)
Depreciation of permanent assets	12.a	1,841,616	1,860,043	1,850,780
Amortization	14	899,334	725,459	583,141
Impairment losses on other assets (net)		250,173	161,434	165,799
Provisions and losses on financial assets (net)		32,432,498	26,044,239	19,292,151
Net gains (losses) on disposal of permanent assets, investments, and non-current assets held for sale		(855,565)	(130,673)	(32,512)
Income (loss) share under the equity method	11.a	(239,236)	(199,179)	(144,184)
Change in deferred tax assets and liabilities	23.d	(5,550,813)	64,318	2,265,227
Judicial deposits adjustment		(728,716)	(677,373)	(433,629)
Recoverable taxes adjustment		(557,008)	(813,225)	(217,820)
Effects of Exchange Rate Fluctuations on Assets and Liabilities		(21,430,674)	23,513,187	(35,669,654)
Other		(90,597)	226,611	(1,558,107)
Net (increase) decrease in operating assets		(129,083,634)	(90,965,616)	22,502,791
Financial assets measured at Fair Value through Profit or Loss		(88,026,729)	(86,362,989)	92,505,107
Financial Assets measured at Fair Value Through Other Comprehensive Income		(3,895,444)	45,756,767	4,094,548
Financial Assets measured at Amortized Cost		(41,870,299)	(46,336,754)	(86,179,125)
Other liabilities		4,708,838	(4,022,640)	12,082,261
Net increase (decrease) in operating liabilities		156,121,109	38,775,762	(12,821,626)
Financial Liabilities Measured at Fair Value Through Profit or Loss		(86,825)	5,255,915	(37,646,300)
Financial Liabilities Measured at Amortized Cost		144,383,135	32,558,536	30,512,246
Other liabilities		11,824,799	961,311	(5,687,572)
Taxes paid	23.a	(5,892,511)	(6,077,436)	(4,534,538)
Total net cash flows from operating activities (1)		36,614,788	6,847,026	6,807,143

2. Cash Flows From Investing Activities
Investments		(3,963,094)	(3,804,400)	(2,977,619)
Subsidiary acquisition, minus net cash upon acquisition		(5,054)	(460,245)	(13,746)
Permanent assets	12.a	(1,445,847)	(1,126,111)	(1,162,774)
Intangible assets		(1,906,872)	(1,737,548)	(1,500,562)
Non-current assets held for sale		(605,321)	(480,496)	(300,537)
Disposal		719,747	926,167	898,927
Permanent assets	12.a	117,312	148,555	37,576
Intangible assets		185,206	144,698	298,146
Non-current assets held for sale		417,229	632,914	563,205
Dividends and Interest on Equity Received		663,032	172,944	152,000
Total net cash flows from investing activities (2)		(2,580,315)	(2,705,289)	(1,926,692)

3. Cash Flow from Financing Activities
Acquisition of own shares	27.d	112,533	(506,277)	78,319
Issuance of debt instruments eligible as capital	19	-	-	5,500,000
Issuance of other long-term financial liabilities	18	75,404,958	60,583,109	101,784,961
Dividends paid and interest on equity		(5,450,390)	(7,393,031)	(9,907,319)
Payments of other long-term financial liabilities	18	(63,400,960)	(39,154,639)	(97,220,580)
Interest payments on debt instruments eligible as capital	19	(713,974)	(861,717)	(911,306)
Increase/(Decrease) in non-controlling interests	26.b	(134,214)	20,446	17,415
Capital Increase in Subsidiaries through non-controlling Interests	26.b	-	66,957	-
Total net cash flow from financing activities (3)		5,817,953	12,754,848	(658,510)
Net Increase in Cash and Cash Equivalents (1+2+3)		39,852,426	16,896,585	4,221,941
Cash and cash equivalents at the beginning of the fiscal year	4	49,565,334	32,668,749	28,446,808
Cash and cash equivalents at the end of the fiscal year	4	89,417,760	49,565,334	32,668,749

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2023 | F-16

*Values expressed in thousands, except when indicated

1.	Operating context, presentation of consolidated financial statements and other information

a)	Operating context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Brazilian Central Bank (Bacen), established as a joint-stock company with its headquarters located at Avenida Presidente Juscelino Kubitschek, 2041 and 2235 - Block A - Vila Olímpia - São Paulo - SP. Banco Santander operates as a universal bank and conducts its operations through commercial, investment, credit, financing and investment, real estate credit, leasing, and foreign exchange portfolios. Additionally, through its subsidiaries, it also operates in the markets of payment institutions, "consórcios" management, securities and insurance brokerage, consumer lending, digital platforms, benefits management, non-performing credit management and recovery, capitalization, private pensions, as well as provision and management of food, meal, and other vouchers. These operations are conducted within a framework of institutions that do business in an integrated manner in the financial market. The corresponding benefits and costs associated with the rendered services are distributed among these entities and are realized in the ordinary course of business on a reciprocal basis.

The Board of Directors authorized the issuance of the Consolidated Financial Statements for the fiscal year ended on December 31, 2023, at the meeting held on February 19, 2024.

The referenced Financial Statements have been subject to a recommendation for approval issued by the Audit Committee of Banco Santander and received an unqualified opinion from the Independent Auditors.

b)	Basis for the presentation of the consolidated financial statements

The consolidated financial statements have been prepared in conformity with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®), (currently referred to by the IFRS® Foundation as “standards accounting IFRS®”) and the interpretations issued by the IFRS® Interpretations Committee (formerly known as the International Financial Reporting Interpretations Committee – IFRIC®). All relevant information specifically pertaining to Banco Santander's financial statements, and solely concerning these, are being presented and correspond to the information used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations.

•            IFRS 17 – In May 2017, the IASB issued the IFRS concerning insurance contracts, designed to supersede IFRS 4. The implementation date for IFRS 17 is January 1, 2023, with retrospective adjustments in comparatives. The purpose of this regulation is to provide enhanced transparency and useful information in financial statements, with one of the key changes being the recognition of profits concurrent with the provision of insurance services, thereby facilitating the evaluation of insurers' performance over time.

The transition was divided into two stages with different methodologies, given the availability of data from several acquisitions:

• Fair Value Methodology: FBG product portfolio.

• Total Retrospective Methodology: Pension Portfolio with Risk (risk coverage (nuisance).

The effects of adoption are:

12/31/2023
Effects on Assets	15,395
Tax Assets	15,395
Effects on Liabilities	38,488
Other Obligations (a)	38,488
Effects on comprehensive income	(27,931)
Other comprehensive results	(27,931)
Effects on the result	4,839

(a) The impact is included in the balance presented in “Liabilities under insurance contracts” disclosed in note 24.

Consolidated Financial Statements | December 31, 2023 | F-17

*Values expressed in thousands, except when indicated

The effects of the application of IFRS 17 for the year ended 31 December 2022 are not material. For the 2021 financial year, accounting policies for insurance contracts are in accordance with IFRS 4.

•	Amendment to IAS 12 – Taxes on Profit: in December 2021, the Organization for Economic Cooperation and Development (OECD) published the rules of the Pillar Two model aiming at a reform of international corporate taxation in order to ensure that groups multinational economic companies within the scope of these rules pay tax on the minimum effective profit at the rate of 15%. The effective tax rate on profit for each country, calculated in this model, was called “Global effective tax rate”. These rules must be approved by the local legislation of each country, with some having already enacted new laws or are in the process of discussion and approval and there will not impact Santander.

•	Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of accounting policies: change of the term “significant accounting policies” to “material accounting policies”. The amendment also defines what “material accounting policy information” is, explains how to identify them and clarifies that immaterial accounting policy information does not need to be disclosed, but if so, that it should not obscure relevant accounting information. The "IFRS Practice Statement 2 Making Materiality Judgments", also amended, provides guidance on how to apply the concept of materiality accounting policy disclosures.

•	Amendment to IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification: provides guidance on how entities are to differentiate between changes in accounting policies and changes in accounting estimates, as changes in accounting estimates are applied prospectively to future transactions and other future events, whereas changes in accounting policies are typically applied retrospectively to prior transactions and other preceding events, as well as to the current period. This change is set to take effect as of January 1, 2023 and will not impact Santander.

•	Amendment to IAS 12 – Taxes on Profit: requires entities to recognize deferred tax on transactions which, upon initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This typically applies to lease transactions (right-of-use assets and lease liabilities) and decommissioning and restoration obligations, for example, and will require the recognition of additional deferred tax assets and liabilities. This amendment will come into effect as of January 01, 2023 and there will not impact Santander.

There are no other IFRS standards or IFRIC interpretations not yet in effect that could have a significant impact on the Bank’s financial statements.

c.2) New standards and interpretations in force in future years

•	Amendments to IAS 1 – Presentation of Financial Statements: These amendments are intended to detail the criteria for classifying liabilities as either current or non-current. They provide clarity on what constitutes a right to defer settlement; that such a right must exist at the end of the financial reporting period; that the classification is not affected by the likelihood of the entity exercising its right to defer; and that only if an embedded derivative in a convertible liability is itself an equity instrument, the terms of a liability will not affect its classification. The amendments to IAS 1 are effective from January 1, 2024, and Santander does not anticipate any material impacts on its financial statements.

•	Amendment to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosure: requires entities to provide additional disclosures about their supplier financing arrangements. The IASB has issued these new requirements to provide users of financial statements with information that enables them to assess how supplier financing arrangements affect an entity's liabilities and cash flows, and to comprehend the effect of supplier finance agreements on an entity's exposure to liquidity risk and the potential consequences for the entity if these agreements were no longer available to it. The amendments to IAS 7 and IFRS 7 are effective as of January 1, 2024, and Santander has determined that there are no impacts on its financial statements.

•	Amendment to IFRS 16 – Leases: clarifies the requirements that a seller-lessee should apply when assessing the lease liability arising from a sale and leaseback transaction, in order to ensure that the seller-lessee does not recognize any amount of the gain or loss associated with the retained right-of-use asset. The amendments to IFRS 16 are effective as of the January 1, 2024, and Santander does not anticipate any material impacts on its financial statements.

Consolidated Financial Statements | December 31, 2023 | F-18

*Values expressed in thousands, except when indicated

•	Amendment to IAS 21 - Effects of exchange rate changes and translation of Financial Statements: in instances where a currency is non-convertible, it can be difficult to ascertain an appropriate exchange rate. While uncommon, non-convertibility may arise when a government enforces currency controls that forbid currency exchange or restrict the amount of foreign currency transactions. The amendment to IAS 21 provides guidance on how entities should assess whether a currency is readily convertible and how to determine a spot exchange rate for currencies with limited exchangeability, as well as requires the disclosure of information that enables Financial Statement users to understand the impacts of a non-convertible currency. These changes are effective as of January 1, 2025. Santander is currently assessing the impacts of this amendment.

c.3) Estimates used

The consolidated results and the determination of the consolidated equity are impacted by accounting policies, assumptions, estimates, and measurement methods used by the Bank's management in the preparation of the financial statements. The Bank makes estimates and assumptions that affect the reported values of assets and liabilities for future periods. All required estimates and assumptions, in accordance with IFRSs, represent management's best estimate pursuant to the applicable standard.

In the consolidated financial statements, estimates are made by the Bank’s and the consolidated entities’ Management to quantify certain assets, liabilities, income, and expenses, as well as to disclose notes to the financial statements.

c.3.1) Estimated credit losses

The estimates and critical assumptions that present the most significant impact on the accounting balances of certain assets, liabilities, income, and expenses, as well as on note disclosures, are described below:

i.	Assessment of the fair value of certain financial instruments

Financial instruments are initially recognized at fair value, and those not measured at fair value through profit or loss are adjusted for transaction costs.

Financial assets and liabilities are subsequently measured at the end of each period using valuation techniques. This calculation is predicated on assumptions that take into account Management’s judgment based on information and prevailing market conditions on the balance sheet date.

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model employed in the measurement process, segregating financial instruments into Tiers I, II, or III.

Notes 2.e and 46.c8 detail the accounting treatment and sensitivity analysis pertaining to Financial Instruments, respectively.

ii.	Estimate of losses due to impairment

The carrying value of non-recoverable financial assets is adjusted by recording a provision for loss under “Losses on financial assets (Net) – Financial Assets Measured at Amortized Cost” in the consolidated income statement. Reversals of previously recognized losses are recorded in the consolidated income statement in the period when the impairment decreases, provided there is an objectively verifiable recovery event.

When measuring the impairment loss on individually assessed loans, the Bank takes into account a range of factors related to the counterparty's condition, such as their economic and financial situation, indebtedness level, income-generating capacity, cash flow, management, corporate governance, and quality of internal controls, payment history, industry experience, contingencies, and credit limits, as well as asset characteristics, such as their nature and purpose, type, liquidity level sufficiency, and guarantees of total credit value, and also drawing on historical impairment experience and other circumstances known at the time of assessment.

To measure the impairment loss on loans assessed collectively for impairment, the Bank segregates financial assets into groups considering their credit risk characteristics and similarities, that is, according to the segment, type of assets, collateral, and other factors associated with historical impairment experience and other circumstances known at the time of assessment.

Notes 2.h & 46.b2 detail the accounting treatment and credit risk assessment methods, respectively.

Consolidated Financial Statements | December 31, 2023 | F-19

*Values expressed in thousands, except when indicated

iii.	Provisions for pension funds

Defined benefit plans are recorded following an actuarial analysis, performed annually by a specialized firm at the end of each fiscal year with applicability for the subsequent period, and are recognized in the consolidated statement of income under the lines of Interest and Similar Expenses and Provisions (net).

The present value of the defined benefit liability is the current value before deducting any plan assets, of the anticipated future payments required to settle the liability arising from the employee’s service in current and past periods.

Additional details are provided in note 2.w.

iv.	Provisions, contingent assets and liabilities

Provisions for judicial and administrative proceedings are established when the risk of loss in the lawsuit or administrative action is deemed probable and the amounts involved can be quantifiable with sufficient assurance, considering the nature, complexity, and precedent of the cases, and on the opinions of in-house and external legal advisors.

Note 2.q provides information and outlines any significant changes regarding provisions, and contingent assets and liabilities of the Bank between December 31, 2021, December 31, 2022, and December 31, 2023.

v.	Goodwill

The goodwill recognized must undergo an impairment test at least once a year or over a shorter period, should there be any indication of impairment of the asset.

The basis used for the impairment test is the value in use, and accordingly, cash flows are projected for a period of x years. The cash flow projection takes into account several factors, including: (i) macroeconomic forecasts for interest rates, inflation, exchange rates, and others; (ii) behavior and growth estimates for Brazil's national financial system; (iii) increased costs, returns, synergies, and investment plan; (iv) customer behavior; and (v) growth rate and adjustments applied to the cash flows in perpetuity. The adoption of these estimates involves the likelihood of future events occurring, and changes in any of these factors could lead to different results. The cash flow estimate is based on an assessment prepared by an independent specialized company, annually or whenever there are indications of impairment, which is reviewed and approved by Management.

Further details can be found in note 13.

vi.	Expectation of tax credit realization IR and CS

Deferred tax assets and liabilities of IR and CS encompass temporary differences, identified as the amounts expected to be paid or recovered based on differences between the book values of assets and liabilities and their respective tax bases, as well as tax credits and losses and negative Social Contribution on Net Profit (CSLL) basis carried forward. These are measured using tax rates expected to apply in the periods when the assets will be realized or the liabilities settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future to utilize the deferred tax assets, and that these assets do not arise from the initial recognition (except in the case of a business combination) of other assets and liabilities in a transaction that neither affects the actual profit for tax purposes nor the accounting profit. Credit and loss carryforwards are recognized only to the extent that it is deemed probable that the consolidated entities will generate sufficient taxable profits in the future to utilize these assets.

The recognized deferred tax assets and liabilities are reviewed on the date of each balance sheet, with appropriate adjustments being made in accordance with the findings of the analyses undertaken. The Bank's expectation for the realization of deferred tax assets is predicated on future earnings projections and grounded in a technical report.

For additional details, please refer to note 23.e.

2.	Accounting policies and determination criteria

The accounting policies and the determination criteria used in the preparation of the consolidated financial statements were as follows:

Consolidated Financial Statements | December 31, 2023 | F-20

*Values expressed in thousands, except when indicated

a) Functional and presentation currency

The consolidated financial statements of Banco Santander are presented in Brazilian Reais, the functional currency of the entities and the presentation currency for these financial statements.

b) Basis for consolidation

i. Subsidiaries

The term "Subsidiaries" refers to entities that are under the Bank's control. This control is based on the Bank's: i) power over the invested entity; ii) exposure or entitlement to variable returns deriving from its relationship with the invested entity, and iii) ability to use its power to influence the level of returns, as established by legal, statutory, or contractual provisions.

Subsidiary consolidation takes place when the Bank secures control over the subsidiary and ends upon the loss of control. Notably, the income and expenses of a subsidiary that is either acquired or divested during the fiscal year are incorporated in the income statement and Other Comprehensive Income from the date on which the Bank acquires control to the point when it no longer exercises control over the subsidiary.

The result and each component of Other Comprehensive Income are attributed to the controllers of the Bank and to the non-controlling interests even if the effect is assigned to the non-controlling interests. The total comprehensive income of the subsidiaries is attributed to the owners of the Bank and to the non-controlling interests, even if this results in a negative balance for the non-controlling interests. All transactions, balances, income, and expenses between the companies of the Santander Conglomerate are fully eliminated in the consolidated financial statements.

Any changes to Santander Conglomerate's stakes in controlled entities that do not result in a loss of control over the subsidiaries are recorded as equity transactions. The difference between the value at which the non-controlling interests are adjusted and the fair value of the considerations paid or received is recorded directly in equity and attributed to the owners of the Company.

When the Bank loses control of a subsidiary, the gain or loss is recognized in the income statement and is determined by the difference between: (i) the sum of the fair value of the considerations received and the fair value of the residual interest; and (ii) the previous balance of the subsidiary's assets (including goodwill) and liabilities, and non-controlling interests, if any. All values previously recognized in "Other Comprehensive Income" related to the subsidiary are accounted for as if the Bank had directly disposed of the corresponding assets or liabilities of the subsidiary (i.e., reclassified to profit or loss or transferred to another shareholders' equity account, as required or permitted by the applicable IFRSs). The fair value of any investment held in the former subsidiary at the date of loss of control is considered as the fair value upon initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, where applicable, the cost upon initial recognition of an investment in an associate or joint venture.

ii. Interests in joint ventures (entities under joint control) and associates

Joint ventures are equity interests in entities that are not subsidiaries, yet are jointly controlled by two or more unrelated entities. This joint control is manifested in contractual arrangements in which two or more entities ("venturers") acquire interests in entities ("jointly controlled entities") or own operations or hold assets, such that the strategic financial and operational decisions affecting the joint venture are contingent upon the unanimous decision of the venturers.

Associates are those entities over which the Bank has the ability to exert significant influence (significant influence is the power to partake in the decision-making regarding the financial and operational policies of the invested entity) but lacks control or joint control.

In the consolidated financial statements, the interests in jointly-controlled entities and investments in associates are accounted for using the equity method, that is, the Bank's share in the net assets of the invested entity, taking into account dividends received from the eliminations of capital and other derivatives. Pertinent details regarding the entities accounted for using the equity method by the Bank are disclosed in note 11.

iii. Mergers, acquisitions, and company disposals

A business combination refers to the amalgamation of two or more separate entities or economic units into a single entity or a group of entities, accounted for in accordance with IFRS 3 – “Business Combinations”.

Business combinations are carried out in such a way that the Bank gains control of an entity and are accounted for as follows:

•	The Bank calculates the cost of the business combination, defined as the fair value of the assets offered, the liabilities incurred, and the equity instruments issued, if applicable.

Consolidated Financial Statements | December 31, 2023 | F-21

*Values expressed in thousands, except when indicated

•	The fair values of the assets, liabilities, and contingent liabilities of the acquired entity or business, including intangible assets not recognized by the acquired entity, are estimated on the acquisition date and recognized in the consolidated balance sheet.
•	The surplus of the acquisition cost over the fair value of the identifiable net asset acquired is recognized as goodwill (note 13). The surplus of the fair value of the identifiable net assets over the acquisition costs is regarded as an advantageous purchase and is recognized in the income statement on the acquisition date.

Note 3 outlines the most significant transactions that took place in 2023, 2022, and 2021.

iv. Investment Funds

This encompasses the Investment Funds in which the Bank and its subsidiaries hold a substantial stake or the entirety of their shares, and over which the Bank and its subsidiaries are exposed, or have the right to variable returns and have the ability to influence these returns through decision-making power, in accordance with IFRS 10 – Consolidated Financial Statements, and are therefore consolidated in these Consolidated Financial Statements.

c) Definitions and classification of financial instruments

i. Definitions

“Financial instrument” is defined as any agreement that creates a financial asset in one entity and concurrently a financial liability or equity interest in a different entity.

“Equity instruments” are any contracts representing a residual equity interest in the assets of the issuing entity after all its liabilities have been deducted.

"Derivative" is a financial instrument whose value changes in response to fluctuations in an observable market variable (such as interest rates, currency exchange rates, financial instrument prices, market indices, or credit ratings), where the initial investment is considerably lower relative to other financial instruments that react comparably to shifts in market factors, and is typically settled at a future date.

"Hybrid financial instruments" are agreements that simultaneously encompass a non-derivative main contract and a derivative, termed an embedded derivative, which is non-transferable on its own and has the effect of causing part of the cash flows from the hybrid contract to fluctuate in a manner similar to that of a standalone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly-controlled entities, and associates (note 3&11).

• Rights and obligations arising from employee benefit plans (note 21).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into various categories for management and measurement purposes, except when it is mandatory to report them as "Non-current assets held for sale," or in cases pertaining to "Cash and cash equivalents," "Derivatives used as hedging instruments," and "Investments in associates," all of which are accounted for separately.

Financial assets are, for measurement purposes, included in one of the following categories:

• Financial assets measured at fair value through profit or loss: this category includes financial assets acquired with the intention of generating short-term profit from their price fluctuations and financial derivatives not classified as hedging instruments, where the Bank's primary business model is to engage in frequent trading.

• Financial assets measured at fair value through Other Comprehensive Income: these are financial assets that meet the SPPI criterion, intended to be held for the receipt of contractual cash flows as well as for sale purposes.

Gains or losses arising from changes in fair value are recognized in equity, except for losses due to impairment, which are recognized in the income statement. When a financial asset is disposed of or shows evidence of a decline in fair value due to impairment, the previously accumulated amount in the fair value adjustment account within equity is reclassified to the income statement.

Consolidated Financial Statements | December 31, 2023 | F-22

*Values expressed in thousands, except when indicated

• Financial assets measured at amortized cost: this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing, including financial leasing transactions in which entities included in the consolidation serve as the leasing parties. Typically, the entities included in the consolidation operate on a business model of maintaining the loans and credits they issue until final maturity, which is why they are presented in the consolidated balance sheet at amortized cost (which includes the necessary adjustments to reflect estimated impairment losses).

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature under the following line items of the consolidated balance sheet:

•   “Cash and Cash Equivalents” and “Compulsory deposits with the Brazilian Central Bank”: cash balances and demand deposit credit balances with Brazil’s Central Bank (“Bacen”).

•   "Financial assets measured at amortized cost": this includes loans granted by the Bank, as well as financial leasing credits and other outstanding balances of financial nature owed to the Bank, such as checks drawn on financial institutions, credit balances with clearing houses and settlement agencies for stock exchange and organized market transactions, bonuses paid in cash, capital calls, fees and commissions receivables for financial guarantees, and outstanding balances resulting from transactions not originated through banking operations and services, such as rent collections and similar items.

•   “Loans and other receivables from credit institutions”: credits of any kind in the name of financial institutions.

•   “Loans and advances to customers”: this includes outstanding balances of all other credits and loans granted by the Bank, including transactions conducted in the open market through centralized counterparties.

•   “Debt instruments”: bonds and other securities that constitute a debt obligation for the issuer, yield interest, and are issued in either physical or book-entry form.

•   "Equity instruments": financial instruments issued by other entities, such as shares, which are of an equity nature for the issuer, excluding investments in subsidiaries, jointly-controlled entities, or associates.

•   “Derivatives”: this includes the fair value in favor of the Bank from derivatives that are not categorized as hedging instruments.

•   “Derivatives used as hedging instruments”: this includes the fair value in favor of the Bank from derivatives assigned as hedging instruments.

•   “Investments in associates and joint ventures”: this includes investments in jointly-controlled entities or associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified, for measurement purposes, into one of the following categories:

•       Financial Liabilities Measured at Fair Value through Profit or Loss: this category includes financial liabilities issued to generate short-term profit from their price fluctuations, financial derivatives not considered as hedge accounting, and financial liabilities arising from the direct sale of financial assets acquired under repurchase agreements or borrowed ("Short positions").

• Financial liability at amortized cost: financial liabilities, regardless of their form and maturity, not included in any of the previous categories and arising from financing activities undertaken by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature under the following line items in the consolidated balance sheet:

•       “Brazilian Central Bank Deposits”: deposits of any nature received from Brazil’s Central Bank (“Bacen”).

•       “Deposits from credit institutions”: deposits of any kind, including liabilities from loans and on-lending as well as funding raised in the open market, received from credit institutions.

•       “Customer deposits”: this includes deposits of any kind such as demand, savings, and time deposits, as well as open market transactions, received from customers.

Consolidated Financial Statements | December 31, 2023 | F-23

*Values expressed in thousands, except when indicated

•       “Liabilities arising from securities”: this includes the value of bonds and other debt represented by tradable securities, except for subordinated liabilities.

•       “Derivatives”: this includes the negative fair value balance of the Bank’s derivatives that are not part of hedge accounting.

•       “Short positions”: this includes the value of financial liabilities arising from the direct sale of financial assets acquired under repurchase agreements or borrowed.

•       " Capital-eligible debt instruments ": the value of financing received which, in terms of payment priority, rank below ordinary debt. This category also encompasses financial instruments issued by the Bank which, despite being shares for legal purposes, do not satisfy the criteria to be categorized as equity.

•       "Other financial liabilities": this includes the value of payment obligations characterized as financial liabilities not accounted for under other line items and liabilities subject to financial guarantee agreements, excluding those classified as questionable settlement.

•       “Derivatives used as hedging instruments”: this includes the fair value of the Bank’s liabilities from derivatives assigned as hedging instruments.

d) Funding, issuances, and other liabilities

Funding instruments are initially recorded at their fair value, which is essentially regarded as the transaction price. They are subsequently measured at amortized cost (on an accrual basis) with its inherent expenses recognized as a financial cost.

Within the initial liability recognition criteria, attention should be given to composite instruments, which are classified as such because they comprise both a debt instrument (liability) and an embedded shareholders' equity component (derivative).

The registration of a composite instrument involves the combination of (i) a main instrument, which is recognized as a genuine liability of the entity (debt), and (ii) an equity component (derivative convertible into ordinary shares).

The issuance of "Notes" must be recorded in a specific liability account and adjusted based on the contracted rates, and recalibrated due to the impact of exchange rate variation, when issued in a foreign currency. All remunerations related to these instruments, such as interest and currency fluctuations (difference between the functional currency and the currency in which the instrument was denominated), must be recognized as expenses for the period, in accordance with the accrual basis of accounting.

Pertinent information regarding the issuance of these capital-eligible debt instruments is described in note 19.

e) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value, which is deemed equivalent, until proven otherwise, to the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted for transaction costs. Financial assets and liabilities are subsequently measured at the end of each period as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deduction for estimated transaction costs that might be incurred upon their disposal, except for financial assets measured at amortized cost, equity instruments whose fair value cannot be determined in a sufficiently objective manner, and financial derivatives that have equity instruments of this kind as their underlying and are settled by delivering such instruments.

The “fair value” of a financial instrument on a given date is the price that would be received from the sale of an asset or would be paid for the transfer of a liability in a voluntary exchange among market participants on the measurement date. The most objective and common benchmark for the fair value of a financial instrument is the price that would be paid for it in an active, transparent, and significant market (“quoted price” or “market price”).

In the absence of a market price for a particular financial instrument, its fair value is estimated based on the valuation techniques commonly adopted by the international financial community, taking into account the specific characteristics of the instrument to be measured and, most importantly, the various types of risks associated with it.

Consolidated Financial Statements | December 31, 2023 | F-24

*Values expressed in thousands, except when indicated

All derivatives are recognized on the balance sheet at fair value from the transaction date. When the fair value is positive, they are recognized as assets; when negative, as liabilities. Changes in the fair value of derivatives since the transaction date are recognized in the "Gains (losses) on financial assets and liabilities" line item of the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities measured at fair value through profit or loss is deemed equivalent to their daily quoted price; if, under exceptional circumstances, should it be unfeasible to ascertain the quoted price on a specific date, these derivatives are measured using methods similar to those employed for valuing derivatives traded in the over-the-counter market.

The fair value of over-the-counter traded derivatives is deemed to be the aggregate of the instrument's future cash flows, discounted to their present value on the measurement date (referred to as "present value" or "theoretical close"), employing commonly used financial market valuation techniques such as Net Present Value (NPV), option pricing models, and other methods.

"Financial assets measured at amortized cost" are measured at amortized cost utilizing the effective interest method. The "amortized cost" is the acquisition cost of a financial asset or liability, either increased or decreased, as applicable, by the principal repayments and cumulative amortization (included in the income statement) of the difference between the initial cost and the maturity value. In the case of financial assets, the amortized cost also includes any reductions for impairment or inability to collect. For financial assets measured at amortized cost that are subject to fair value hedging, the fair value changes of these assets associated with the hedged risk(s) are recognized.

The "Effective interest rate" is the discount rate that exactly matches the initial value of the financial instrument when compared to the projected cash flows from various sources throughout its residual useful life. In the case of fixed-income financial instruments, the effective interest rate coincides with the contractual interest rate stipulated on the contract date, plus, as applicable, fees and transaction costs which, given their nature, are part of their financial yield. For equity financial instruments, the effective interest rate coincides with the prevailing return rate on all commitments until the following interest adjustment reference date.

Equity instruments for which fair value cannot be measured in a sufficiently objective manner are measured at acquisition cost, adjusted, as appropriate, for impairment losses related thereto.

The values at which financial assets are recognized correspond, in all material respects, to the Bank's maximum credit risk exposure as of the date of each financial statement. Furthermore, the Bank has secured guarantees and additional credit support to mitigate its exposure to credit risk, predominantly comprising mortgages, cash collateral, equity instruments, sureties, assets leased under leasing and rental agreements, assets acquired under repurchase agreements, securities lending, and derivatives.

ii. Measurement of financial liabilities

Typically, financial liabilities are measured at amortized cost, as previously defined, except for those included under the line items "Financial liabilities measured at fair value through profit or loss" and "Other financial liabilities measured at fair value through profit or loss," as well as financial liabilities designated as hedging instruments, which are measured at fair value.

iii. Recognition of fair value changes

As a general rule, changes in the book value of financial assets and liabilities are recognized in the consolidated income statement. These are distinguished between those arising from the interest provisioning and similar gains - recognized under the line item "Interest and Similar Income" or "Interest and Similar Expenses," as applicable - and those derived from other factors, recognized at their net value under the line item "Gains (Losses) on Financial Assets and Liabilities (Net).

Adjustments due to fair value changes related to financial assets measured at fair value through Other Comprehensive Income are temporarily recognized in equity under the line item "Other Comprehensive Income." Items debited or credited to this account remain in the Bank's consolidated shareholders' equity until the respective assets are written off, at which point they are debited to the consolidated income statement.

iv. Hedging transactions

The consolidated entities make use of financial derivatives for the following purposes: (i) to provide these instruments to clients who request them for managing their market and credit risks; (ii) to employ them in the risk management of their own positions and the assets and liabilities of the Bank's entities (Derivatives used as hedging instruments); and (iii) to achieve gains from price fluctuations of these derivatives (Derivative financial instruments).

Financial derivatives that do not qualify for hedge accounting are treated, for accounting purposes, as trading derivatives.

Consolidated Financial Statements | December 31, 2023 | F-25

*Values expressed in thousands, except when indicated

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative instrument provides protection against one of the three types of exposure listed below:

a. Changes in the fair value of assets and liabilities as a result of fluctuations, among others, in interest rates and/or the exchange rate to which the position or balance being hedged is subject (fair value hedge);

b. Changes in the projected cash flow stemming from financial assets and liabilities, commitments, and anticipated transactions that are highly likely (cash flow hedging);

c. Net investment in an overseas venture (hedging of a net investment in an overseas operation).

2. When it is effective in offsetting the inherent exposure associated with the item or protected position over the entire anticipated duration of the hedge, that is:

a. On the date of the agreement, the hedge is expected to be highly effective under normal circumstances (prospective effectiveness).

b. There is sufficient evidence that the hedge remained effective throughout the entire period for which the hedge or hedged item was designated (retrospective effectiveness).

3. There must be adequate documentation proving the specific designation of the financial derivative for the hedging of certain balances or transactions, and the manner in which this effective protection was expected to be achieved and measured, contingent upon its conformity with the Bank's own risk management practices.

Changes in the value of financial instruments eligible for hedge accounting are recognized as follows:

a. For fair value hedging, both gains and losses on the hedge instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of income.

b. For cash flow hedging, the effective portion of the change in the value of the hedging instrument is temporarily recognized in equity under the line item "Other Comprehensive Income - Cash Flow Hedging" until the forecasted transactions occur, at which point this portion is then recorded in the consolidated income statement, unless the forecasted transactions lead to the recognition of non-financial assets or liabilities, in which case this portion will be included in the cost of the non-financial asset or liability. The ineffective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of gains and losses on hedge instruments related to cash flow hedging and hedges of a net investment in an overseas operation is recognized directly in "Gains (losses) on financial assets and liabilities (net)" in the consolidated income statement.

If a derivative designated as a hedging instrument ceases to meet the previously described requirements as a result of expiration, ineffectiveness, or for any other reason, such derivative will be reclassified as a derivative measured at fair value through profit or loss.

Upon discontinuation of fair value hedge accounting (whether due to revocation, expiration, sale, or failure to continue meeting accounting hedge criteria), the previously recognized adjustments to the hedged item are transferred to the profit and loss account, using the recalculated effective interest rate at the date of the hedge's termination. The adjustments must be fully amortized by the maturity date.

When cash flow hedging operations are discontinued, any cumulative gain or loss on the hedge instrument recognized in equity under the line item "Other Comprehensive Income" (from the time the hedge was established and deemed effective) is immediately recognized in the profit and loss account.

For the accounting and disclosure of hedge accounting structures as of December 31, 2023, the Bank employed the provision of IFRS 9 of maintaining the practices determined by IAS 39.

f) Write-off of financial assets and liabilities

Financial Asset Write-Off

The Bank writes off a financial asset when the contractual rights to the cash flows from the asset expire or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all risks and rewards associated with the financial asset's ownership are transferred, or in which the Bank neither transfers nor retains substantially all the risks and rewards of the financial asset's ownership and does not maintain control over the financial asset.

Consolidated Financial Statements | December 31, 2023 | F-26

*Values expressed in thousands, except when indicated

Upon the write-down of a financial asset, the difference between the asset's carrying amount (or the carrying amount assigned to the portion of the asset written down) and the sum (i) of the consideration received (including any new asset acquired, net of any new liability undertaken) and (ii) any accumulated gains or losses recognized in "Other Comprehensive Income" is recorded in the profit and loss account.

Any gains/losses accumulated and recognized in "Other Comprehensive Income" related to equity instruments measured at fair value through Other Comprehensive Income are not recorded in the profit and loss statement upon the disposal of these securities.

The Bank engages in transactions in which it transfers assets recognized on its balance sheet, but retains all or substantially all the risks and rewards of the transferred assets or a portion thereof. In these cases, the transferred assets are not written off. Examples of such transactions include the assignment of loan portfolios with joint liability. In transactions where the Bank neither retains nor substantially transfers all the risks and rewards of ownership of a financial asset and retains control of the asset, the Bank continues to recognize the asset based on the degree of its ongoing engagement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Financial asset write-off due to credit assignment

The accounting treatment for the transfer of financial assets depends on the extent to which the risks and rewards associated with the transferred assets have been transferred to third parties:

If the Bank transfers substantially all the risks and rewards to third parties, execute an unconditional sale of financial assets, engage in the sale of financial assets under an agreement stipulating their repurchase at fair value on the repurchase date, conduct the sale of financial assets with a call option purchase or a put option sale that is significantly out of the money, or securitization of assets in which the transferor does not retain a subordinated debt or provide credit enhancement to the new holders, and other similar cases, the transferred financial asset is written off, and any rights or obligations retained or created in the transfer are recognized simultaneously.

If the Bank retains substantially all the risks and rewards associated with the transferred financial asset, such as financial asset sales under an agreement stipulating their repurchase at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower pledges to return the same assets or similar assets, and other similar situations, the transferred financial asset is not written off and continues to be measured using the same criteria as before the transfer. However, the following items are recognized:

A corresponding financial liability, for an amount equal to the consideration received; this liability is thereafter measured at amortized cost.

The revenue from the transferred financial asset not written down and any expense incurred with the new financial liability.

If the Bank does not transfer or substantially retain all the risks and rewards associated with the transferred financial asset - such as the sale of financial assets with a purchased call option or a written put option that is not significantly out of the money, securitization of assets in which the assignor retains a subordinated debt or another type of credit enhancement related to a portion of the transferred asset, and other similar scenarios - a distinction is then drawn as follows:

If the assignor does not retain control of the transferred financial asset, the asset is written off, and any rights or obligations retained or created in the transfer are recognized.

If the assignor retains control, it continues to recognize the transferred financial asset at a value equivalent to its exposure to value fluctuations and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the corresponding liability is the amortized cost of the retained rights and obligations if the transferred asset is measured at amortized cost, or the fair value of the retained rights and obligations if the transferred asset is measured at fair value.

Financial Liabilities Write-Off

The Bank writes off a financial liability when its contractual obligations are extinguished, annulled, or reach their maturity.

g) Offsetting of assets and liabilities

Financial assets and liabilities are offset, that is, recorded in the balance sheet at their net value, only if the Bank and its subsidiaries currently have a legally enforceable right to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Offsetting and Settlement Agreements for Obligations – IFRS 07 – Derivative Instruments (Disclosure) - Banco Santander has netting and settlement agreements for obligations within the National Financial System ("SFN"), signed with both natural and legal persons, whether part of the SFN or not, resulting in increased financial settlement assurance with the parties that have such agreements. These agreements stipulate that, in the event of counterparty default, the payment obligations to Banco Santander arising from credit and derivative transactions will be offset by Banco Santander's payment obligations to the counterparty.

Consolidated Financial Statements | December 31, 2023 | F-27

*Values expressed in thousands, except when indicated

The table below provides details of the financial assets and liabilities subject to offsetting as of December 31, 2023, 2022, and 2021:

In BRL thousands			2023
	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Assets:
Derivatives	30,038,423	(743,702)	29,294,721

	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Liabilities:
Derivatives	25,684,130	(743,702)	24,940,428

In BRL thousands			2022
	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Assets:
Derivatives	22,433,990	(458,166)	21,975,824

	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Liabilities:
Derivatives	19,157,491	(458,166)	18,699,325

In BRL thousands			2021
	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Assets:
Derivatives	21,575,848	(435,925)	21,139,923

	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Liabilities:
Derivatives	25,054,906	(435,925)	24,618,981

h) Non-recoverable financial assetsrment of financial assets

i. Definition

A financial asset is deemed non-recoverable when objective evidence exists of events that:

• Generate an adverse impact on the projected future cash flows on the date of the transaction, in the case of debt instruments (loans and debt securities).

• Indicate that their book value cannot be fully recovered, in the case of equity instruments.

• Arise from the breach of loan agreement clauses or terms, and

• In the event of bankruptcy proceedings.

Consolidated Financial Statements | December 31, 2023 | F-28

*Values expressed in thousands, except when indicated

As a general rule, whenever the aforementioned events are observed, the carrying amount of non-recoverable financial assets is adjusted by recording a provision for loss as a debit to the expense under "Impairment losses on financial assets (net)" in the consolidated income statement. The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment decreases and can be objectively associated with a recovery event.

ii. Debt instruments recorded at amortized cost

The value of a loss for the determination of the recoverable amount of a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its projected future cash flows (excluding future credit losses not yet incurred), discounted at the financial asset's original effective interest rate (i.e., the effective interest rate calculated at initial recognition), presented as a reduction in the asset's balance and recognized in the income statement.

When projecting future cash flows for debt instruments, the following factors are taken into consideration:

• All values expected to be obtained over the residual life of the instrument, including, where applicable, the guarantees provided. The loss due to non-recovery further considers the likelihood of collecting provisioned interest receivables;

• The types of risks to which each instrument is subject; and

• The circumstances under which collections are expected to be executed.

These cash flows are then discounted at the effective interest rate of the transaction.

Specifically regarding the adjustment in the recoverable amount resulting from the materialization of the insolvency risk of counterparties (credit risk), a debt instrument is deemed non-recoverable due to insolvency when there is evidence of a deterioration in the counterparty's payment capacity, whether due to being overdue or for other reasons that impact the settlement of the expected cash flow.

The Bank, through its risk management division, implements policies, methods, and procedures to mitigate its exposure to credit risk arising from insolvency attributable to counterparties.

These policies, methods, and procedures are applied in the issuance, examination, and documentation of debt instruments, contingent liabilities, and other commitments, in the identification of recoverable value, and in the calculation of the amounts needed to cover the respective credit risk.

The procedures applied in the identification, measurement, control, and mitigation of credit risk exposure are based on an individual level or grouped by similarity.

• Customers under individualized management: Wholesale clients, financial institutions, and certain companies. Risk management is performed through an analysis enhanced by decision-support tools that rely on internal risk assessment models.

• Customers under standardized management: this category includes individuals and entities not classified as individualized customers. The approach to risk management employs automated models for decision-making and assessing internal risk. These models are supplemented by specialized analyst teams in instances where the model's comprehensiveness or accuracy falls short. Loans associated with standardized customers are generally classified as non-recoverable when there is a historical record of losses and are overdue by more than 90 days.

Regarding the provision for impairment losses on credit risk, the Bank assesses all loan operations. Loans are evaluated both on an individual basis for impairment and on a collective basis for impairment. Loans recognized at amortized cost, which are not individually evaluated for impairment, are collectively assessed for impairment, being grouped according to their similarity in risk characteristics. Loans that are individually evaluated for impairment are not included in the balances assessed on a collective basis for impairment.

In assessing impairment losses on loans on an individual basis, the Bank takes into account the borrower's conditions, including their economic and financial status, level of indebtedness, capacity for income generation, cash flow, management, corporate governance, and the quality of internal controls, payment history, industry experience, contingencies, and credit limits, as well as other relevant characteristics pertaining to assets, including their nature and purpose, type, adequacy, and liquidity level guarantees, as well as the total credit value, and also based on historical experiences of impairment losses and other known circumstances at the time of assessment.

Consolidated Financial Statements | December 31, 2023 | F-29

*Values expressed in thousands, except when indicated

To calculate the impairment loss on loans collectively assessed for impairment, the Bank categorizes financial assets into groups based on their credit risk characteristics and similarities. This classification considers various factors, including the segment, type of assets, collateral, and other elements associated with the historical experience of impairment losses and other known circumstances at the time of assessment.

In certain instances, the observable data required to estimate the loss amount due to an impairment of a financial asset may be limited or may no longer be entirely relevant to the current circumstances.

In these instances, the entity employs its judgment-based experience to estimate the value of any impairment losses. Similarly, the entity utilizes its judgment-based experience to adjust the observable data for a group of financial assets to accurately reflect the current circumstances.

The impairment loss is calculated using statistical models that consider the following factors:

• Exposure at Default (EAD) - this is the amount of risk exposure on the date the borrower defaults. The duration of the default is incorporated into the calculation of the "Probability of Default" (PD).

• In accordance with IFRS, the exposure level used for this calculation is the actual exposure as disclosed in the balance sheet.

• Probability of Default (PD) - this is the likelihood that the borrower will not meet their obligations for principal and/or interest payments.

The PD is determined using a one-year time horizon for transactions classified under stage 1, as well as over the lifetime of the asset (stages 2 and 3); that is, it quantifies the probability of the borrower defaulting. A loan is considered to be in default if either the principal or interest is overdue by ninety days or more, or if the loan is outstanding and there are significant doubts regarding the counterparty's solvency (subjective doubtful assets).

• Loss Given Default (LGD) - this refers to the loss incurred upon default.

The LGD calculation is based on the net write-offs of non-performing loans, factoring in the collateral associated with the loans, the income and expenses related to the recovery process, and the point in time when the default occurs.

• Loss Identification Period (LIP) - this refers to the interval between the occurrence of a loss event and the identification of evidence substantiating that loss. In other words, it delineates the time span from when a credit loss event occurs to when such loss is conclusively confirmed.

• Furthermore, before the write-off of overdue loans (an action undertaken only after the Bank has exhausted all efforts to recover the debt), a full provision is made for the remaining balance of the loan, so that the provision for loan losses fully covers the losses incurred. Accordingly, the Bank believes that its loan loss provisioning methodology has been developed to identify loans that could potentially be subject to impairment.

iii. Debt instruments or equity instruments classified as financial assets measured at fair value through Other Comprehensive Income

The difference between the amortized cost and the fair value of debt instruments or equity instruments classified as financial assets measured at fair value through Other Comprehensive Income is recognized in equity, under the identically titled line item.

When there is objective evidence indicating that the previously mentioned differences are attributable to an impairment loss recognized due to a decline in fair value from non-recovery, these are no longer recognized in equity and are reclassified to the consolidated statement of profit or loss at the cumulative amount as of that date. Losses deemed permanent on an investment in equity instruments are not reversed in subsequent periods.

i) Repurchase agreements

Purchases and sales of financial assets under a non-optional repurchase (repo) agreement at a fixed price are recognized in the consolidated balance sheet as investments (funding) in repurchase agreements, depending on the nature of the debtor (creditor), classified under the line items "Cash and Cash Equivalents and compulsory deposits with the Brazilian Central Bank," "Loans and other receivables from credit institutions," or "Loans and advances to customers."

Consolidated Financial Statements | December 31, 2023 | F-30

*Values expressed in thousands, except when indicated

Differences between purchase and sale prices are recognized as interest income over the contract period.

j) Lease Accounting – IFRS 16

I. Lease Identification

Upon adopting IFRS 16, the Bank recognizes lease liabilities in accordance with the principles of IFRS 16 - Leases.

The following exemptions from recognition are also being applied:

• Accounting for leases with a remaining lease term of less than 12 months as short-term leases;

• The accounting for leases of low-value underlying assets.

The Bank enters into leases for properties and equipment. Predominantly, the assets covered by these lease agreements are real estate properties associated with the branches.

Banco Santander does not hold any right-of-use assets that fall under the definition of investment properties.

II. Lease term

Lease agreements are formalized, analyzed, and renegotiated on an individual basis, encompassing a broad range of distinct terms and conditions. The Bank assesses the lease term, as well as its intention to continue occupying the properties. Consequently, lease term estimates may vary in accordance with contractual conditions, considering extension options and legal provisions.

The Bank considers that penalties for early termination of contracts charged before the maturity date do not represent a significant component.

III. Initial Measurement

Upon initial recording, leases are recognized as a right-of-use asset and a corresponding liability on the date the leased asset becomes available for use by the Group.

The right-of-use asset to be recognized is measured at its cost, counterbalanced by the lease liability, which represents the present value of the lease payments not yet made as of the date. Lease payments are discounted using the lessee's incremental borrowing rate. There are no onerous contracts that required an adjustment to the right-of-use assets to be recognized at the date of initial adoption.

The right-of-use assets are measured at amortized cost as per the following:

• The initial measurement value of the lease liability;

• Any lease payment made on or before the start date, net of any incentives received;

• Any initial costs directly attributable; and

• Restoration costs, if the criteria of IAS 37 are fulfilled for the recognition of Provisions, Contingent Liabilities, and Contingent Assets.

Consolidated Financial Statements | December 31, 2023 | F-31

*Values expressed in thousands, except when indicated

The Santander Group adopts as the incremental borrowing rate the interest rate it would incur to borrow the necessary funds to obtain an asset of similar value to the leased asset, under equivalent terms, collateral, and economic conditions. This rate is represented within Santander Brasil by the funding cost curve of a free asset, applied on an individual basis to each lease agreement in accordance with the projected lease term estimates.

Lease liabilities include the net present value of the following lease payments:

• Fixed payments net of any incentive;

• Variable payments based on a rate or index;

• Payments expected to be made by the lessee, based on the residual value of guarantees;

• The exercise price of a call option, if the lessee has reasonable assurance about the option's exercise; and

• Penalty payments for lease termination if the lease term reflects the exercise of the option by the lessee.

Lease liabilities are primarily adjusted for inflation (IGP-M), with the estimated projections as of the base date of December 31, 2023 detailed below

IGP-M forecast
Up to 3 months	0.9%
From 3 to 12 months	3.0%
From 1 year to 3 years	3.0%
From 3 years to 5 years	4.0%
Over 5 years	4.0%

IV. Subsequent Measurement

After the initial measurement, the values of the assets recorded as right of use are being updated using the cost method, thus any accumulated depreciation is deducted monthly, in accordance with the criteria of IAS 16 - Fixed Assets on asset depreciation right of use and corrected any remeasurement of the lease liability, where applicable.

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

k) Non-current assets held for sale

Non-current assets held for sale comprise the carrying amount of individual items, or groups of assets designated for disposal, or items that are part of a business unit targeted for disposal ("Discontinued operations"), where the sale in their current condition is highly probable and expected to take place within one year. Real estate or other non-current assets acquired by the consolidated entities in full or partial settlement of their debtors' payment obligations are classified as non-current assets held for sale through auctions, which typically take place within one year.

Non-current assets held for sale are measured at whichever is lower between the fair value minus selling costs and the carrying amount at the date they are classified in this category. These assets are not subject to depreciation.

Impairment losses of an asset or disposal group due to a reduction in their carrying amount to fair value (minus selling costs) are recognized in "Gain/(Loss) on Disposal and Expenses for Non-Current Assets Held for Sale Not Classified as Discontinued Operations" in the consolidated statement of profit or loss. Gains from a non-current asset held for sale, arising from subsequent increases in fair value (minus selling costs), increase its carrying amount and are recognized in the consolidated statement of profit or loss up to the amount equivalent to the previously recognized impairment losses.

Consolidated Financial Statements | December 31, 2023 | F-32

*Values expressed in thousands, except when indicated

I) Residual maturity periods and average interest rates

The analysis of the maturity dates of the balances of certain items in the consolidated balance sheets at the end of the 2023, 2022 and 2021 fiscal years is disclosed in note 43-d.

m) Permanent assets

Permanent assets comprise the value of buildings, land, furniture, vehicles, computer hardware, and other equipment owned by the Bank. This category also includes tangible assets received by the Bank in full or partial settlement of financial assets representing receivables from third parties, which are intended for sustained use, as well as tangible assets acquired under finance leases, which are presented at their acquisition cost, minus their respective accumulated depreciation and any impairment losses (net book value exceeding the recoverable amount).

Depreciation is calculated using the straight-line method, based on the acquisition cost of the assets minus their residual value. Land on which buildings and other structures are situated has an indefinite useful life and, therefore, is not subject to depreciation.

The depreciation expense for tangible assets is recognized in the consolidated statement of income and is calculated primarily by applying the following depreciation rates (based on the average estimated useful life of the various assets):

Annual Rate

Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Improvements on third-party properties	4% or until the contract’s expiration date

At the end of each reporting period, the Bank assesses whether there are any indications that its tangible assets may be subject to impairment, that is, when an asset's carrying amount exceeds its recoverable amount, whether through use or sale.

Once a reduction in the recoverable amount of the tangible asset is identified, it is adjusted to its recoverable amount by recognizing an accounting loss for the reduction in its recoverable amount, recorded under 'Impairment losses on other assets (net).' Furthermore, the depreciation value of said asset is recalculated to adjust the value of the asset's useful life.

In cases where there is evidence or indication of a recovery in the value of a tangible asset, the Bank recognizes the reversal of the impairment loss previously recorded and must adjust future depreciation expenses in line with the asset's remaining useful life. Under no circumstances may the reversal of an impairment loss on an asset increase its carrying amount beyond what it would have been had no impairment loss been recognized in prior periods.

Maintenance and preservation expenses for self-used fixed assets are recognized as expenses in the period in which they are incurred.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance, arising from business combinations or internally developed software, with either a finite or indefinite useful life. Recognition is limited to those assets whose acquisition cost can be reliably measured and for which the consolidated entities deem it probable that future economic benefits will be generated.

Intangible assets are initially recognized at their acquisition or production cost and are subsequently measured net of any accumulated amortization and any impairment losses.

Consolidated Financial Statements | December 31, 2023 | F-33

*Values expressed in thousands, except when indicated

I. Goodwill

In the acquisition of an investment in a subsidiary, any difference between the investment cost and the investor's share in the net fair value of the identifiable assets, liabilities, and contingent liabilities of the invested entity (whether a subsidiary or an associate) is recognized in accordance with IFRS 3, 'Business Combinations'.

Goodwill represents a payment made by the acquirer in anticipation of future economic benefits from the assets of the acquired entity that cannot be individually identified and recognized separately.

Adjustments to the net fair value of identifiable assets, liabilities, and contingent liabilities of the invested entity in comparison to their carrying amount are individually allocated to the acquired identifiable assets and the assumed liabilities based on their respective fair values at the acquisition date.

In instances of business combinations executed in stages, the previously held equity interest in the acquired entity is remeasured at its fair value on the acquisition date at which control of said acquired entity is secured.

II. Other intangible assets

This represents an identifiable, non-monetary asset that lacks physical substance. It primarily originates from software development and the acquisition of rights capable of generating economic benefits for the Bank. These assets may possess either a finite or indefinite useful life.

Other intangible assets are classified as having an indefinite useful life when, following a comprehensive analysis of all relevant factors, it is determined that there is no foreseeable limit to the period during which the asset is expected to generate cash inflows for the Bank. In all other instances, these assets are considered to have a finite useful life.

Intangible assets with an indefinite useful life are not amortized: at the end of each reporting period, the entity reviews the classification as having an indefinite useful life. If this classification is maintained, these assets are subject to annual impairment tests to determine their recoverable amount (IAS36).

Intangible assets with a defined useful life are amortized over their useful life using methods similar to those applied for depreciating tangible assets. The amortization expense is recognized under the line item "Depreciation and Amortization" in the consolidated statement of income.

At the end of each reporting period, the Bank assesses whether there are any indications that intangible asset items may have suffered an impairment, that is, an asset whose carrying amount exceeds its recoverable amount. Should any impairment be identified, the asset is adjusted to its recoverable amount.

The measurement of the recoverable amount of other intangible assets - such as software - is conducted based on their value in use, as well as an analysis of the asset's discontinuation in relation to the Bank's operations.

Software acquisition and development costs are amortized over a maximum period of 5 years.

o) Other assets

This includes the balance of all advances and provisioned income (excluding provisioned interest), relationships with acquired customers, the net value of the difference between pension plan obligations and the plan assets' value when this balance is in favor of the entity, provided that the net value is to be disclosed on the consolidated balance sheet, and the value of any other amounts and assets not categorized under other items.

The Bank employs the value in use of customer relationships as the basis for measuring the recoverable amount, as it is not reasonably possible to determine the net sales value, given the absence of a reliable basis for estimating the value to be realized from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. The value in use of customer relationships acquired through the purchase of "payrolls" is determined on an individual basis. An analysis is conducted by the business areas with the aim of demonstrating the expected generation of future economic benefits and the present value of the expected cash flows. These analyses are reviewed quarterly, based on the actual cash flows of each business (value in use), which are then compared with the carrying amount to assess whether an impairment loss needs to be recognized.

Consolidated Financial Statements | December 31, 2023 | F-34

*Values expressed in thousands, except when indicated

p) Insurance contracts

Insurance contracts recognized by the Bank are considered onerous. An insurance contract is deemed onerous at the date of initial recognition if the cash flows allocated for fulfillment, any previously recognized acquisition cash flows, and any cash flows arising from the contract at the date of initial recognition collectively result in a net outflow. A loss is recognized in profit or loss for the net outflow associated with the group of onerous contracts, which leads to the carrying amount of the liability for the group being equal to the fulfillment cash flows, and the contractual service margin of the group being zero.

The insurance contracts recognized on the Bank's balance sheet are onerous, as the cash flows allocated for contract fulfillment represent a net outflow. The Bank recognizes a loss in profit or loss for the net outflow associated with these onerous contracts, resulting in the carrying amount of the liability being equal to the fulfillment cash flows and the contractual service margin of the group being zero.

q) Provisions for judicial and administrative proceedings, commitments, and other provisions

Banco Santander and its subsidiaries are engaged in judicial and administrative proceedings related to tax, labor, and civil matters, stemming from the ordinary course of their operations.

Provisions are reassessed at each balance sheet date to reflect the most accurate current estimate and may be fully or partially reversed or reduced when it becomes improbable that resource outflows and related obligations will occur. This includes situations such as the expiration of legal deadlines, the issuance of final judgments in legal proceedings, among others.

Judicial and administrative provisions are recognized when the risk of loss from judicial or administrative proceedings is assessed as probable, and the amounts involved can be estimated with sufficient certainty based on the nature, complexity, and historical outcomes of the proceedings, as well as the opinions of both internal and external legal advisors and the best available information. For cases where the risk of loss is considered possible, provisions are not recognized, but the relevant information is disclosed in the notes to the financial statements. For cases where the risk of loss is deemed remote, disclosure is not required.

Contingent assets are not recognized in the accounting records, except in instances where there are tangible guarantees or favorable judicial rulings, with no possibility for further appeals, thereby rendering the gain as virtually certain. Contingent assets that have a probable likelihood of success, if any, are solely disclosed in the financial statements.

In cases of final judgments rendered in favor of Santander, the counterparty is entitled, upon fulfilling specific legal criteria, to initiate a rescission action within a timeframe prescribed by the legislation in effect. Rescission actions are treated as new legal proceedings and will be assessed for contingent liabilities if, and when, they are filed.

r) Other liabilities

Other liabilities include the balance of all accrued expenses and deferred income, excluding accrued interest, and the value of any other liabilities not classified under other categories.

s) Share-based compensation

The Bank has established long-term compensation plans with specific vesting conditions. These vesting conditions include: (i) service conditions, requiring that the participant remains employed throughout the vesting period; (ii) performance conditions, where the number of shares to be allocated to each participant is determined based on the evaluation of a performance metric of the Bank: the comparison of the Total Shareholder Return (TSR) of the Santander Conglomerate with the TSR of the Bank's main global competitors; and (iii) market conditions, as certain parameters are linked to the fair value of the Bank's shares. The Bank determines the fair value of the services provided by referencing the fair value of the equity instruments granted on the date of grant, taking into account the market conditions for each plan when estimating fair value.

Stock Settlement

The Bank measures the fair value of the services provided by referencing the fair value of the equity instruments granted on the grant date, factoring in market conditions for each plan when estimating fair value. To recognize personnel expenses against capital reserves over the vesting period, as services are received, the Bank considers the treatment of service conditions and recognizes the amount for services received during the vesting period, based on the most accurate estimate of the number of equity instruments expected to be granted.

Consolidated Financial Statements | December 31, 2023 | F-35

*Values expressed in thousands, except when indicated

Cash Settlement

For cash-settled share-based payments (in the form of share appreciation), the Bank measures the services provided and the corresponding liability incurred at fair value. This process captures the share appreciation from the grant date to the settlement date. The Bank reassesses the fair value of the liability at the end of each reporting period, and any changes in this amount are recognized in the period's results. To recognize personnel expenses against provisions for "salaries payable" throughout the vesting period, reflecting the receipt of services, the Bank records the total liability representing the best estimate of the number of share appreciation rights expected to be granted at the end of the vesting period and recognizes the value of services received during the vesting period, based on the best available estimate. The Bank periodically reviews its estimate of the number of share appreciation rights that will be granted at the end of the vesting period.

t) Recognition of income and expenses

The key criteria employed by the Bank for the recognition of its income and expenses are summarized below:

i. Interest and similar income and expenses

Income and expenses related to interest and similar items are typically recognized on an accrual basis, using the effective interest rate method.

ii. Commissions, fees, and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (note 34). The key criteria are as follows:

• Fee and commission income and expenses, associated with financial assets and financial liabilities measured at fair value through profit or loss, are recognized upon payment;

• Those arising from transactions or services provided over a period of time are recognized over the duration of these transactions or services; and

• Those related to services provided in a single transaction are recognized at the time the transaction is executed.

iii. Non-financial income and expenses

For accounting purposes, they are recognized on an accrual basis.

iv. Deferred collections and payments

Recognized for accounting purposes at the carrying amount derived from discounting expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, including application and origination fees, are accrued and recognized in the income statement over the term of the loan. Specifically, for origination fees, the portion attributable to direct costs incurred in the loan contract is immediately recognized in the consolidated income statement.

Consolidated Financial Statements | December 31, 2023 | F-36

*Values expressed in thousands, except when indicated

u) Guarantees

u.1) Financial Guarantees

Financial guarantees are defined as contracts whereby an entity commits to making specific payments on behalf of a third party should that party fail to do so, irrespective of the various legal forms they may assume, including but not limited to guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the fees associated with financial guarantees as liabilities on the consolidated balance sheet at fair value. This fair value is typically the present value of the fees, commissions, or interest expected to be received from these contracts over their term.

Financial guarantees, irrespective of the guarantor, the instrument, or any other circumstances, are subject to periodic reviews to assess the credit risk exposure and, where necessary, to determine the need for a provision. Credit risk is evaluated by employing criteria similar to those used for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions established for these transactions are recognized under the line item "Provisions for Judicial and Administrative Proceedings, Commitments, and Other Provisions" in the consolidated balance sheet (note 22).

If a specific provision is required for financial guarantees, the corresponding commissions to be allocated are recognized under the line item "Financial liabilities at amortized cost - Other financial liabilities" in the consolidated balance sheet and are reclassified to the appropriate provision.

u.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander performs credit risk management by utilizing guarantees in its operations.

Banco Santander employs guarantees to enhance its recovery capabilities in operations exposed to credit risk. The types of guarantees utilized include surety, property, legal structures with mitigation power, and offsetting agreements. Each year, the Bank conducts a review of its guarantee policies to reflect changes in the market, the characteristics of the assets pledged as collateral, and the conditions of these assets. These are examples of the technical parameters subject to review.

Credit limits are continuously monitored and adjusted in response to customer behavior. Consequently, potential loss amounts constitute a fraction of total available funds.

v) Assets under management, including investment and pension funds, managed by the Bank

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

w) Post-employment benefits

The post-employment benefit plans include the commitments made by the Bank to: (i) supplement the benefits of the public pension system; and (ii) provide medical assistance in the event of retirement, permanent disability, or death to eligible employees and their direct beneficiaries.

Defined contribution plans

The defined contribution plan is a post-employment benefit plan under which the Bank and its subsidiaries, as the sponsoring entities, contribute fixed amounts to a pension fund. There is no legal or constructive obligation for the sponsoring entities to make additional contributions if the fund lacks sufficient assets to fulfill all benefits associated with services rendered in the current and prior periods.

Consolidated Financial Statements | December 31, 2023 | F-37

*Values expressed in thousands, except when indicated

The contributions made in this regard are recognized as "Interest and Similar Expenses" in the income statement.

Defined benefit plans

The defined benefit plan is a post-employment benefit plan that is not a Defined Contribution Plan, as detailed in note 21. Under this plan, the sponsoring entity has the obligation to deliver the agreed-upon benefits to employees, bearing the potential actuarial risk that the benefits may cost more than anticipated.

For defined benefit plans, the most recent update to IAS 19 - Employee Benefits has introduced significant changes in the accounting and disclosure of post-employment benefits, including the elimination of the corridor mechanism in the recognition of plan obligations, as well as modifications in the criteria for recognizing interest income on plan assets (valuation based on the actuarial obligation discount rate).

Additionally, full recognition is made in the liability account for actuarial losses (actuarial deficit) that have not been previously recognized, with a corresponding entry in the equity account under "Other Comprehensive Income".

Main Definitions

-  The present value of a defined benefit obligation represents the present value, excluding any deduction of plan assets, of the expected future payments required to settle the obligation arising from the employee's service in both the current and prior periods.

-  Deficit or surplus represents: (a) the present value of the defined benefit obligation; minus (b) the fair value of the plan's assets.

-  The sponsoring entity may recognize the plan's assets on the balance sheet when they exhibit the following characteristics: (i) the fund's assets are sufficient to cover all obligations related to employee benefits of the plan or the sponsoring entity; or (ii) the assets are returned to the sponsoring entity with the objective of reimbursing it for benefits already disbursed to employees.

-  Actuarial gains and losses are changes in the present value of the defined benefit obligation stemming from: (a) experience adjustments (impacts of differences between the actuarial assumptions adopted and the actual outcomes); and (b) the effects of changes in actuarial assumptions.

-  The current service cost refers to the increase in the present value of the defined benefit obligation attributable to the employee's service during the current period.

-  The past service cost corresponds to the change in the present value of the defined benefit obligation for services provided by employees in prior periods, resulting from amendments to the plan or a reduction in the number of employees covered.

Post-employment benefits are recognized in the income statement under Interest Expenses and Similar Expenses and Provisions (Net).

Defined benefit plans are recognized based on an actuarial study, conducted annually by an external consulting firm at the end of each financial year, and are effective for the subsequent period.

x) Other long-term employee benefits

Other long-term employee benefits, defined as obligations to early retirement beneficiaries - those who have ceased to render services to an entity but, without being legally retired, continue to hold economic rights with respect to the entity until they achieve legal retirement status - time-based bonuses for accounting purposes, as applicable, in accordance with the approach previously established for defined benefit post-employment plans, with the exception that all past service costs and actuarial gains and losses are recognized immediately (note 21).

y) Termination benefits

Termination benefits are recognized when a detailed formal plan, identifying the fundamental changes to be implemented, is in place. Recognition occurs provided that the implementation of the plan has commenced, its key features have been publicly announced, or objective facts concerning its implementation have been disclosed.

Consolidated Financial Statements | December 31, 2023 | F-38

*Values expressed in thousands, except when indicated

z) Corporate Income Tax (IRPJ), Social Contribution on Net Profit (CSLL), Social Integration Program (PIS), and Contribution for the Financing of Social Security (COFINS)

The income tax expense is derived from the sum of Income Tax, Social Contribution, PIS, and COFINS. The current Income Tax and Social Contribution are determined by applying their respective rates to taxable income, while the rates for PIS and COFINS are applied to their specific calculation bases as defined in the relevant legislation. This calculation also includes adjustments for changes in deferred tax assets and liabilities as recognized in the consolidated income statement. For income tax expenses resulting from transactions directly recognized in equity, the corresponding tax effect is likewise recognized in equity.

The Corporate Income Tax (IRPJ) liability is calculated at a rate of 15%, plus an additional 10%, applied to the profit after making the adjustments required by tax legislation. The Social Contribution on Net Profit (CSLL) is calculated at a rate of 15% for financial institutions, private insurance companies, and capitalization entities, and 9% for other businesses, levied on the profit after the adjustments required by tax legislation have been considered. The CSLL rate for all types of banks was raised from 15% to 20%, effective from March 1, 2020, in line with Article 32 of Constitutional Amendment No. 103/2019.

The Social Contribution on Net Income (CSLL) rate for all banks, financial institutions, private insurance companies, and capitalization entities (businesses operating within the financial sector) was increased by 1% for the base period from August 1, 2022 to December 1, 2022, as stipulated by Provisional Measure No. 1.115/2022.

The Social Integration Program (PIS) and the Contribution for the Financing of Social Security (COFINS) are calculated at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions are allowed to deduct specific financial expenses when calculating the tax base for PIS and COFINS. PIS and COFINS are recognized as components of profit (net of certain income and expenses); thus, in accordance with IAS 12, they are accounted for as income tax.

Tax Assets and Liabilities (excluding provisions for taxes) classified as "Current" are tax amounts to be recovered and tax amounts payable over the coming 12 months.

Deferred tax assets and liabilities of IR and CS comprise temporary differences, identified as the amounts expected to be paid or recovered arising from differences between the carrying amounts of assets and liabilities and their respective tax bases, as well as accumulated tax credits and losses. These amounts are measured at the tax rates expected to be applied in the period when the asset is realized or the liability is settled, and are reassessed at each balance sheet date.

Deferred tax assets are recognized only to the extent that it is probable that the consolidated entities will generate sufficient future taxable profits against which these deferred tax assets can be utilized. Furthermore, deferred tax assets must not arise from the initial recognition (except in the context of a business combination) of other assets and liabilities in transactions that do not impact either the actual profit or the accounting profit. Other deferred tax assets, such as tax credits and accumulated tax losses, are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses directly recognized in equity are accounted for as temporary differences.

The Bank's expectation for the realization of deferred tax assets is based on future results projections and underpinned by a technical study, as detailed in note 23.

aa) Consolidated statement of cash flows

The terms outlined below are employed in the Consolidated Statement of Cash Flows with the respective meanings:

• Cash flows: inflows and outflows of cash and cash equivalents, which are highly liquid financial investments subject to an insignificant risk of value changes and typically have a maturity of approximately three months or less from the original acquisition date.

• Operating activities: the principal activities that generate revenue for financial institutions and other activities that are not related to financing or investment activities.

• Investing activities: the acquisition and sale of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the amount and composition of equity and liabilities that are not operating activities.

When preparing the consolidated statement of cash flows, highly liquid financial investments with insignificant risk of changes in their values were classified as “Cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded in the items "Cash and reserves at the Central Bank of Brazil" and "Loans and other amounts with credit institutions" in the consolidated balance sheet, except for resources for restricted use and long-term operations term.

Interest paid and received corresponds to Banco Santander's operating activities.

Consolidated Financial Statements | December 31, 2023 | F-39

*Values expressed in thousands, except when indicated

3.	Basis for consolidation

Highlighted below are both the direct and indirect subsidiaries, as well as investment funds included in the Consolidated Financial Statements of Banco Santander. Similar information regarding entities accounted for using the equity method by the Bank is provided in note 11.

		Number of Shares or Units Held (in Thousands)			12/31/2023
Investments	Business Segment	Ordinary Shares and Quotas	Preferred Shares	Equity interest of Banco Santander	Ownership Interest
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	50,159	-	100.00%	100.00%
Ben Benefícios e Serviços Instituição de Pagamentos S.A. (BEN Benefícios)	Payment Solution	90,000	-	100.00%	100.00%
Esfera Fidelidade S.A.	Services Provision	10,001	-	100.00%	100.00%
GIRA - Gestão Integrada de Recebíveis do Agronegócio S.A. (GIRA)	Technology	381	-	80.00%	80.00%
EmDia Serviços Especializados em Cobrança Ltda	Debt Collection and Credit Recovery Management	257,306	-	100.00%	100.00%
Return Capital S.A.	Debt Collection and Credit Recovery Management	33,693	-	100.00%	100.00%
Rojo Entretenimento S.A.	Service Provision	7,417	-	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	-	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consortium	872,186	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM)	Brokerage	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A. (Santander Corretora de Seguros)	Brokerage	7,184	-	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	-	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	-	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	-	100.00%	100.00%
SX Negócios Ltda.	Provision of Call Center Services	75,050	-	100.00%	100.00%
Tools Soluções e Serviços Compartilhados LTDA	Service Provision	192,000	-	100.00%	100.00%
Aymoré CFI Subsidiaries
Banco Hyundai Capital Brasil S.A.	Bank	150,000	-	0.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A. (Solution 4Fleet)	Tecnology	328	-	0.00%	80.00%
Subsidiary of Santander Leasing
Banco Bandepe S.A.	Bank	3,589	-	0.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A. (Santander DTVM)	Securities Dealer	461	-	0.00%	100.00%
Subsidiaries of Sancap
Santander Capitalização S.A.	Capitalization	64,615	-	0.00%	100.00%
Evidence Previdência S.A.	Pension	42,819,564	-	0.00%	100.00%
Subsidiary of Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	-	0.00%	100.00%
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	Technology	4,231	-	0.00%	100.00%
Subsidiary of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda. (Toro CTVM)	Brokerage	21,559	-	0.00%	62.51%
Toro Investimentos S.A.	Investments	44,101	-	0.00%	2.06%
Subsidiary of Toro Corretora de Títulos e de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	228,461	-	0.00%	96.57%
Jointly Controlled by Sancap
Santander Auto S.A.	Technology	22,452	-	0.00%	50.00%
Subsidiary of Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	-	0.00%	100.00%
Mobills Labs Soluções em Tecnologia Ltda.	Technology	1,122,000	-	0.00%	100.00%
Subsidiary of Toro Asset Management S.A.
Mobills Corretora De Seguros Ltda.	Brokerage	3,010	-	0.00%	100.00%

Consolidated Financial Statements | December 31, 2023 | F-40

*Values expressed in thousands, except when indicated

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander Paraty QIF PLC (Santander Paraty) (3);
•	Prime 16 – Fundo de Investimento Imobiliário (atual denominação do BRL V - Fundo de Investimento Imobiliário - FII) (1);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);
•	Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•	Fundo de Investimentos em Direitos Creditórios – Getnet (3);
•	Santander Flex Fundo de Investimento Direitos Creditórios (4);
•	San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (4);
•	D365 – Fundo De Investimento em Direitos Creditórios (4);
•	Fundo de Investimento em Direitos Creditórios Tellus (4); e
•	Fundo de Investimento em Direitos Creditórios Precato IV (4).

(1)	Banco Santander was identified as the creditor for certain overdue credit operations, secured by real estate assets. The operation for recovering these credits involves contributing the real estate collateral to the equity of the Real Estate Investment Fund, followed by the subsequent transfer of the Fund's quotas to Banco Santander, in settlement of the aforementioned credit operations.
(2)	Banco Santander, through its subsidiaries, holds the risks and rewards associated with Santander Paraty and the Santander FI Hedge Strategies Subfund, domiciled in Ireland, and fully consolidates both of them within its Consolidated Financial Statements. Santander Paraty lacks an independent equity position, as all accounting entries are derived from the financial position of the Santander FI Hedge Strategies Subfund.
(3)	This fund was consolidated starting in June 2022 and is controlled by Aymoré CFI, which holds 100% of the fund's units.
(4)	Fund controlled by Return Capital Serviços de Recuperação de Crédito S.A.

Corporate actions have been undertaken to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a) Acquisition of the remaining ownership interest in Apê11 Tecnologia e Negócios Imobiliários Ltda.

On December 22, 2023, Santander Holding Imobiliária S.A. ("SHI") – a wholly-owned subsidiary of the Company – executed a Share Purchase Agreement with the shareholders of Apê11 Tecnologia e Negócios Imobiliários Ltda. ("Apê11") to acquire the remaining 10% of Apê11´s share capital held by minority shareholders ("Operation"). Following the Operation, SHI now holds 100% of the share capital of Apê11.

Consolidated Financial Statements | December 31, 2023 | F-41

*Values expressed in thousands, except when indicated

b) Full merger of Mob Soluções em Tecnologia Ltda. by Return Capital S.A. into Mobills Labs Soluções em Tecnologia Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. ("Mob") was fully merged, with its assets being absorbed by its direct parent company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the terms outlined in the Protocol and Justification of the operation. The implementation of the full merger of Mob did not result in an increase in Mobills' share capital, as all issued shares of Mob were held by Mobills and, therefore, were already accounted for in the investment account by the equity method.

c) Sale of the entire ownership interest held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. ("Aymoré") and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) completed the sale of equity interests held (a) by Aymoré, constituting 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. ("Banco PSA"), to Stellantis Financial Service, S.A., and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), to Stellantis Services Ltd. ("Operation").

Upon the completion of the Operation, Aymoré no longer holds any equity interest in Banco PSA, and Santander Corretora de Seguros no longer holds any equity interest in Stellantis Corretora.

d) Acquisition of stake and investment in Fit Economia de Energia S.A.

On August 1, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. entered into an agreement with HB Fit Participações Ltda. for the acquisition and investment in Fit Economia de Energia S.A. ("Company"). Upon the successful completion of this operation, Santander will hold a 65% ownership stake in the share capital of the Company ("Operation").

The completion of the Operation is contingent upon the satisfaction of certain customary conditions precedent in similar transactions, which includes obtaining the applicable regulatory approvals.

e) Joint venture between Banco Santander (Brasil) S.A. and Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda.

On June 24, 2023, Banco Santander entered into a joint venture agreement with Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda establishing that, upon completion of the operation, Banco Santander will hold an 20% equity interest in the share capital of Sodexo Pass do Brasil Serviços e Comércio S.A. ("Operation").

The completion of the Operation is contingent upon the satisfaction of certain customary conditions precedent in similar transactions, which includes obtaining the applicable regulatory approvals.

f) Acquisition of the entire ownership interest in Toro Participações S.A.

On June 7, 2023, Banco Santander (Brasil) S.A. entered into a share purchase and sale agreement to acquire a shareholding equivalent to 100% of the total and voting share capital of Toro Participações S.A.

The operation is an opportunity for Santander to act in a more active and diversified way in the securities brokerage market and in the development of the investment platform, expanding the offer of products and services in shares, fixed income, public securities, bank securities , private credit, FIIs (real estate investment funds), ETFs, BDRs (Brazilian Depositary Receipts), as well as operations in the financial education and investment analysis segments.

The acquisition premium is justified by the values of the assets acquired and the expected future profitability due to the synergy generated with the activity of Toro Participações S.A.

The acquisition occurred through the acquisition, by Santander, of 14,717,658 common, registered shares with no par value issued by the Company with payment under the following conditions:

A. on the Closing date, in the amount of R$ 291,529

B. R$ 140,210 to be paid by 01/31/2026, updated by CDI and after confirming the achievement of certain performance indicators stipulated in the Purchase and Sale Agreement, which will be measured on 12/31/2025.

For Toro's economic-financial assessment, the discounted cash flow criterion was used.

The net consideration for the 100% acquisition was R$ 384,065. The identifiable net asset acquired at fair value on the acquisition date was R$ 72,538, which generated goodwill, preliminarily measured, in the amount of R$ 184,470, as shown in the table below:

Consolidated Financial Statements | December 31, 2023 | F-42

*Values expressed in thousands, except when indicated

Transaction date: 01/03/2024
Allocated price	384,065
Shareholders’ Equity (a)	127,057
Surplus - Intangible assets (fair value) (b)	72,538
Brand (c)	37,700
Software (d)	19,057
Customer portfolio (e)	12,044
Non-competition (f)	3,737
Identified assets	199,595
Goodwill	184,470

Total equity acquired	127,057
Added value of assets	72,538
Goodwill generated in the transaction	184,470
Total net consideration	384,065

(a) Amount consisting of R$134,249 of intangibles, R$8,960 of other assets, R$16,152 of miscellaneous obligations.

(b) The Company identified the allocation of tangible and intangible assets in the acquisition (business combination) measured at fair value according to the preparation of a report issued by an independent company.

(c) Toro's brand is relevant in the market and recognized by Customers and, therefore, was identified as an intangible asset. For its evaluation, the profitability approach (“Income approach”) was used using the avoided royalties method (“Relief from royalties”).

(d) Toro has a relevant technological platform within its operational context. From the Management perspective, there is a relevant value of this intangible. To evaluate the software, the Income approach was used, more specifically the excess profitability method in multiple periods.

(e) Toro has a client portfolio built since its founding in 2010, which involves a variety of investment-related products. Therefore, customer relationships generate an economic benefit, and thus, it was identified as an intangible asset. For its evaluation, the profitability approach (“Income approach”) was used, more specifically the excess profitability method in multiple periods

(f) The signatories to the Toro Shareholders Agreement have signed a Non-Competition Agreement within the SPA. Therefore, it is understood that the Non-Competition Agreement still has value for any market participants in the Company's segment. The agreement has a stipulated term of 5 years, after the closing date. For its evaluation, the Income approach was used using the Incremental Cash Flow method.

Additional information about the amounts acquired and consideration assumed is under evaluation and will be disclosed as applicable in future disclosures, according to the completion of the accounting of the acquisition method which must occur within 1 year of the date of acquisition.

Following the completion of the Operation, Santander Corretora became the holder of 30% of the share capital of Webmotors, while Carsales now holds 70%.

a)               Investment by Santander Corretora de Seguros, Investimentos e Serviços S.A. in Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora") entered into an investment agreement to acquire a stake ("Operation") in Biomas - Serviços Ambientais, Restauração e Carbono S.A. ("Biomas"). Biomas is an entity established with the purpose of providing services dedicated to the development and implementation of initiatives focused on the restoration and conservation of biodiversity and natural ecosystems, thus aligning with the Environmental, Social, and Governance (ESG) objectives of the Santander Group.

Consolidated Financial Statements | December 31, 2023 | F-43

*Values expressed in thousands, except when indicated

As of March 21, 2023, following the completion of the Operation, Santander Brokerage acquired an equity interest of 16.66% in Biomas.

b)               Investment by Lexisnexis Serviços de Análise de Risco Ltda. in Gestora de Inteligência de Crédito S.A.

On December 20, 2022, Banco Santander, in conjunction with the other shareholders, finalized the investment transaction by subscribing to new shares issued by Lexisnexis Serviços de Análise de Risco Ltda. (“Lexisnexis”) in Gestora de Inteligência de Crédito S.A. (“GIC”). Following the completion of this subscription, Lexisnexis became the holder of shares representing 20% (twenty percent) of the share capital of GIC.

Following the completion of the transaction and Lexisnexis's entry into GIC, Santander now holds 15.56% of the shares issued by GIC.

c)                Full spin-off of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. into Return Capital S.A. and EmDia Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. ("Atual") underwent a complete spin-off, with its assets being absorbed by its direct subsidiaries, Return Capital S.A. ("Return") and EmDia Serviços Especializados em Cobrança Ltda. ("EmDia"), in accordance with the ratios established in the Protocol and Justification of the operation. Following the spin-off, Return's capital was increased by R$ 3,990,617 and "EmDia" by R$ 267,027,054, with both entities now directly owned by Banco Santander (Brasil) S.A. as the sole shareholder of Return and the sole partner of "EmDia".

d)               Acquisition of stake in SX Tools Soluções e Serviços Compartilhados Ltda.

On September 26, 2022, Banco Santander (Brasil) S.A. ("Banco Santander") acquired and subscribed to a capital increase in SX Tools Soluções e Serviços Compartilhados Ltda ("SX Tools"), thereby securing full ownership of the company's shares. This capital increase was fully paid up within the fiscal year of 2022. SX Tools will primarily provide services to Banco Santander and its group companies, focusing on centralizing the procurement of technology suppliers dedicated to the provision of these services.

e)	Acquisition of stake in CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.

On January 21, 2022, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), together with other investors, entered into an investment agreement and other covenants ("Agreement") with CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A. ("CSD BR") and its respective shareholders, with the purpose of subscribing to a minority stake in CSD BR ("Operation"). CSD BR is authorized by the Brazilian Central Bank, Brazil's Securities and Exchange Commission, and the country's Private Insurance Superintendence to operate as a registrar of financial assets, derivatives, securities, and insurance policies. Following the satisfaction of the conditions precedent as outlined in the Agreement, the Operation was completed on May 26, 2022, resulting in Santander Corretora securing a 20% (twenty percent) equity interest in CSD BR.

f)                Sale of the entire stake held in Paytec Tecnologia em Pagamentos Ltda. and Paytec Logística e Armazém Ltda.

On May 26, 2022, Banco Santander, together with Getnet Adquirência e Serviços para Meios de Pagamento S.A. - Instituição de Pagamento (“Getnet IP”), entered into a share purchase and sale agreement, including the transfer of ownership and other covenants, for 100% of the equity interest in Paytec Tecnologia em Pagamentos Ltda. ("Operation"). Following the completion of the Operation, Getnet IP now directly owns 100% of the equity interest in Paytec Tecnologia em Pagamentos Ltda. and, indirectly, exercises control over Paytec Logística e Armazém Ltda.

g)               Acquisition of stake in Monetus Investimentos Ltda. and Monetus Corretora de Seguros Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. ("Santander DTVM", the new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM"), and Toro Investimentos S.A. ("Toro Investimentos" and, together with Toro CTVM, "Toro") entered into an investment agreement and other covenants with the partners of Monetus Investimentos Ltda., and Monetus Corretora de Seguros Ltda. (collectively referred to as "Monetus"), whereby, upon the completion of the operation, Toro Investimentos would acquire 100% of the share capital of Monetus ("Operation"). Monetus, headquartered in Belo Horizonte, operates through a goal-based automated investment application. Following the satisfaction of the applicable precedent conditions, the completion of the Operation was formalized on January 4, 2022.

h)               Acquisition of stake in Mobills Labs Soluções em Tecnologia Ltda. and Mob Soluções em Tecnologia Ltda.

On June 15, 2021, Santander Distribuidora de Títulos e Valores Mobiliários S.A. ("Santander DTVM", the new corporate name of PI Distribuidora de Títulos e Valores Mobiliários S.A.), Toro Corretora de Títulos e Valores Mobiliários S.A. ("Toro CTVM"), and Toro Investimentos S.A. ("Toro Investimentos" and, together with Toro CTVM, "Toro") entered into an investment agreement and other covenants with the shareholders of Mobills Labs Soluções em Tecnologia Ltda., and Mob Soluções em Tecnologia Ltda (collectively "Mobills"). Pursuant to this agreement, upon the successful completion of the operation, Toro Investimentos would secure 100% of the share capital of Mobills ("Operation"). Headquartered in Ceará, Mobills offers a suite of financial applications that boast a substantial user base, especially in the realm of financial planning. Following the satisfaction of the applicable conditions precedent, the completion of the Operation was officially formalized on January 4, 2022.

i)              Sale of part of Santander Corretora's shareholding in Webmotors S.A. to Carsales.com Investments PTY LTD

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora") successfully completed the sale of shares representing 40% of the share capital of Webmotors S.A. ("Webmotors") to Carsales.com Investments PTY LTD ("Carsales") (the "Operation").

Consolidated Financial Statements | December 31, 2023 | F-44

*Values expressed in thousands, except when indicated

4.	Cash and cash equivalents

In BRL thousands	2023	2022	2021

Cash	3,770,483	4,001,885	4,026,282
Cash and Cash Equivalents and Investments in Foreign Currency Overseas	19,352,067	18,001,554	12,630,919
Repurchase Agreements	65,766,340	27,344,519	15,055,356
Investments in Interbank Deposit Certificates (CDI)	528,870	217,376	956,192
Total	89,417,760	49,565,334	32,668,749

5.	Loans and other receivables from credit institutions

The breakdown, by classification, type, and currency, of the balances under the "Loans and Other Receivables from Credit Institutions" line item in the consolidated balance sheets is as follows:

Thousand of reais	2023	2022	2021

Classification:
Financial assets measured at amortized cost	25,716,845	20,713,315	26,485,913
Comprising:
Loans and other receivables from credit institutions at amortized cost	25,724,609	20,725,914	26,507,738
Provision for impairment losses (note 9.c)	(7,764)	(12,599)	(21,825)
Loans and other receivables from credit institutions, net	25,716,845	20,713,315	26,485,913
Loans and other receivables from credit institutions, gross	25,724,609	20,725,914	26,507,738

Type:
Time deposit investments	10,337,746	7,655,416	9,255,101
Repurchase agreements (1)	2,980,557	2,430,956	4,129,438
Judicial deposits	10,730,571	10,267,493	10,200,137
Other accounts	1,675,735	372,049	2,923,062
Total	25,724,609	20,725,914	26,507,738

(1) Secured by debt instruments

In BRL thousands	2023	2022	2021

Currency:
Brazilian Real	23,885,181	19,796,533	23,669,165
U.S. dollar	775,000	676,709	2,445,780
Euro	1,064,428	252,672	392,793
Total	25,724,609	20,725,914	26,507,738

Note 43-d provides details on the residual maturity periods of financial assets measured at amortized cost.

Consolidated Financial Statements | December 31, 2023 | F-45

*Values expressed in thousands, except when indicated

6.	Debt instruments

The breakdown, by classification, type, and currency, of the balances within the “Debt Instruments” line item is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	84,291,192	66,191,454	50,874,612
Financial Assets Measured at Fair Value through Other Comprehensive Income	59,036,137	55,392,178	101,212,600
Financial Assets Measured at Amortized Cost	101,087,321	81,329,013	73,125,011
Comprising:
Debt instruments at Amortized Cost	102,673,487	82,502,775	74,315,903
Provision for impairment losses (note 9.c)	(1,586,166)	(1,173,762)	(1,190,892)
Total	244,414,650	202,912,645	225,212,223

Type:
Government securities - Brazil (1)	148,750,440	142,748,873	171,436,589
Debentures and promissory notes	49,083,296	28,251,227	19,881,934
Other debt securities	46,580,914	31,912,545	33,893,700
Total	244,414,650	202,912,645	225,212,223

(1) These primarily refer to National Treasury Bills (LTN), Treasury Financial Bills (LFT), and National Treasury Notes (NTN-A, NTN-B, NTN-C, and NTN-F).

The Debt Instruments primarily consist of:

Thousand of reais	2023	2022	2021

Currency:
Brazilian Real	227,117,943	185,814,293	208,599,863
U.S. dollar	14,748,652	17,098,352	16,612,360
Mexican peso	2,548,055	-	-
Total	244,414,650	202,912,645	225,212,223

In BRL thousands	2023	2022	2021

Debt Instruments linked to:
Repurchase Agreements	61,802,969	60,633,943	76,211,049
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	16,924,556	19,251,597	19,470,624
Linked to judicial deposits and other guarantees	18,283,802	15,235,912	23,291,528
Total	97,011,327	95,121,452	118,973,201

Note 43-d provides details on the residual maturity periods of financial assets measured at fair value through Other Comprehensive Income and financial assets measured at amortized cost.

In the second quarter of 2022, in line with best corporate governance practices, Management approved the transition in the business model for securities and financial instruments. The model shifted from securities being held both for collecting contractual cash flows and for sale, to securities being held exclusively for collecting contractual cash flows. This transition involved an amount of R$ 11 billion and had no impact on the results, with the related balance in Equity being fully reversed.

This decision is predicated on adjustments brought about by the enactment of Law No. 14.031/20. With the aim of aligning with the revised conditions for interest rate risk management, the pre-fixed government bonds (LTNs), previously deployed for hedging the interest rate differential, were reclassified in April of 1,2022 This legislative alteration led to a change of the Model that Management employs for overseeing these securities. It has been determined that the LTNs maturing in 2024 are no longer compatible with the "Held to Collect and Sell" models. With the removal of tax asymmetry on foreign investments, these securities will now be used exclusively for the purpose of collecting cash flows.

Consolidated Financial Statements | December 31, 2023 | F-46

*Values expressed in thousands, except when indicated

As a result of the reclassification carried out in April of 01,2022, Federal Public Securities ("LTNs") maturing in 2024 will no longer be measured at Fair Value in Other Comprehensive Income, but will now be accounted for solely in terms of the payment of principal and interest. This change leads to a full reversal of the previously recorded mark-to-market amount in Other Comprehensive Income as of the reclassification date, with a gross total of R$1,057 million, thereby reducing the carrying amount of the asset.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances in the "Equity Instruments" line item is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	3,422,154	2,605,279	2,498,317
Financial Assets Measured at Fair Value Through Other Comprehensive Income	15,953	33,493	29,187
Total	3,438,107	2,638,772	2,527,504

Type:
Shares of domestic companies	1,955,931	1,458,883	1,869,824
Shares of foreign companies	99,424	60,235	48,825
Investment funds (1)	1,382,752	1,119,654	608,855
Total	3,438,107	2,638,772	2,527,504
(1)	Primarily composed of investments in fixed income assets and both government and private securities.

b) Changes

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Profit or Loss" were as follows:

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	2,605,279	2,498,317	2,257,188
Additions/Disposals (Net)	816,875	106,962	241,129
Balance at the end of the fiscal year	3,422,154	2,605,279	2,498,317

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Other Comprehensive Income" were as follows:

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	33,493	29,187	72,173
Additions/Disposals (Net)	(17,540)	4,306	(42,986)
Balance at the end of the fiscal year	15,953	33,493	29,187

Consolidated Financial Statements | December 31, 2023 | F-47

*Values expressed in thousands, except when indicated

8.	Derivative financial instruments

The primary risk factors associated with the derivative instruments undertaken relate to exchange rates, interest rates, and equity income. In managing these and other market risk factors, the Bank employs practices that encompass the measurement and monitoring of the utilization of limits previously established by internal committees, the portfolios' value at risk, sensitivities to interest rate fluctuations, foreign exchange exposure, liquidity gaps, among other practices that enable the control and monitoring of risks, which could potentially impact Banco Santander's positions across the various markets in which it operates. Based on this management model, the Bank has been able to optimize the risk-reward ratio, even amidst conditions of significant volatility, through the use of operations involving derivative instruments.

The fair value of derivative financial instruments is determined using market price quotations when available. The fair value of swaps is calculated through discounted cash flow modeling techniques, reflecting appropriate risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for exchange-traded derivatives or employing methodologies similar to those used for swaps. The fair value of options is calculated using mathematical models, such as the Black-Scholes model, implied volatilities, and the fair value of the corresponding asset. Current market prices are utilized to determine volatilities. For derivatives that do not have prices directly disclosed by exchanges, the fair value is ascertained through pricing models that leverage market information, inferred from the disclosed prices of more liquid assets. This process involves extracting interest rate curves and market volatilities from these prices, which are then used as input data for the models.

a) Derivative Financial Instruments

a.1) Derivative Financial Instruments Recorded in the Off-Balance Sheet and Equity Accounts.

Overview of Trading and Hedging Derivatives Portfolio

	2023	2022	2021

Assets
Swap Differential Receivables	12,360,719	13,815,247	7,641,355
Premiums on Unexercised Options	2,635,506	1,419,279	1,385,889
Forward Contracts and Others	14,298,496	6,741,298	12,112,679
Total	29,294,721	21,975,824	21,139,923

Liabilities
Swap Differential Payables	13,226,716	11,212,030	8,538,705
Premiums on Issued Options	2,685,361	1,894,522	2,256,244
Forward Contracts and Others	9,028,351	5,592,773	13,824,032
Total	24,940,428	18,699,325	24,618,981

Consolidated Financial Statements | December 31, 2023 | F-48

*Values expressed in thousands, except when indicated

Breakdown by Category

Trading	2023			2022			2021

	Notional Value (1)	Curve Value	Fair Value	Notional Value(1)	Curve Value	Fair Value	Notional Value (1)	Curve Value	Fair Value
Swap	811,921,799	(1,927,123)	(865,997)	779,023,280	(3,682,261)	2,603,217	837,762,019	(1,804,744)	(897,350)
Assets	402,812,781	9,193,215	12,360,719	393,351,898	11,857,946	13,815,247	418,137,448	13,162,674	7,641,355
Interest Rate	188,604,258	5,054,833	6,383,261	272,642,004	10,420,491	9,985,823	300,667,399	9,587,812	5,399,806
Foreign Currency	212,970,458	4,136,463	5,977,193	116,577,474	1,292,203	4,764,609	91,837,446	799,550	2,003,728
Other	1,238,065	1,919	265	4,132,420	145,252	(935,185)	25,632,603	2,775,313	237,822
Liabilities	409,109,018	(11,120,338)	(13,226,716)	385,671,382	(15,540,207)	(11,212,030)	419,624,571	(14,967,418)	(8,538,705)
Interest Rates	262,437,458	(9,117,639)	(9,680,343)	290,316,480	(12,735,256)	(8,798,667)	393,104,981	(10,932,057)	(10,588,736)
Foreign Currency	143,788,702	(1,907,489)	(3,332,851)	91,303,383	(2,804,302)	(3,494,263)	887,129	(28,407)	2,287,852
Others	2,882,857	(95,211)	(213,522)	4,051,519	(649)	1,080,900	25,632,461	(4,006,955)	(237,822)
Options	857,662,210	(1,112,873)	(49,854)	1,150,540,616	(877,100)	(475,243)	1,130,172,099	(595,345)	(870,355)
Purchase Commitments	419,095,675	2,252,815	2,635,506	600,275,162	2,243,354	1,419,279	564,829,758	1,240,879	1,385,889
Foreign Currency Call Options	7,711,827	497,534	426,074	10,629,479	440,097	214,722	9,898,179	271,464	382,237
Foreign Currency Put Options	5,326,447	408,144	489,785	4,474,015	122,896	124,163	4,094,316	140,280	187,123
Other Call Options	89,142,771	661,536	1,183,084	94,414,288	674,574	577,487	31,248,540	459,995	510,977
Interbank Market	3,729,452	217,219	265,824	92,324,275	608,913	555,707	28,499,055	444,446	495,214
Others (2)	85,413,319	444,318	917,261	2,090,013	65,661	21,780	2,749,485	15,549	15,763
Put Option - Other	316,914,629	685,600	536,563	490,757,380	1,005,787	502,907	519,588,723	369,140	305,553
Interbank Market	543,157	46,852	30,439	490,535,950	980,433	480,682	519,588,723	369,140	305,553
Other (2)	316,371,471	638,748	506,124	221,430	25,354	22,225	-	-	-
Sale Commitments	438,566,535	(3,365,688)	(2,685,361)	550,265,454	(3,120,454)	(1,894,522)	565,342,340	(1,836,224)	(2,256,244)
Foreign Currency Call Options	3,453,152	(288,349)	(466,324)	6,763,742	(292,212)	(165,919)	4,111,016	(170,553)	(152,348)

Consolidated Financial Statements | December 31, 2023 | F-49

*Values expressed in thousands, except when indicated

Foreign Currency Put Options	4,642,411	(288,799)	(431,952)	8,885,700	(409,758)	(508,584)	4,017,161	(348,715)	(287,825)
Other Call Options	113,106,162	(2,029,924)	(999,258)	42,840,737	(1,590,130)	(821,508)	33,383,233	(719,460)	(872,335)
Interbank Market	17,295,280	(1,479,724)	(710,121)	33,377,728	(575,451)	(349,710)	31,730,928	(713,773)	(858,586)
Other (2)	95,810,882	(550,201)	(289,137)	9,463,009	(1,014,679)	(471,798)	1,652,305	(5,687)	(13,749)
Other Put Options	317,364,811	(758,616)	(787,826)	491,775,275	(828,354)	(398,511)	523,830,930	(597,497)	(943,736)
Interbank Market	370,221	(24,912)	(23,004)	491,596,383	(804,467)	(378,608)	523,830,930	(597,497)	(943,736)
Other (2)	316,994,590	(733,703)	(764,822)	178,892	(23,887)	(19,903)	-	-	-
Futures Contracts	325,170,914	-	-	278,348,786	-	-	287,984,278	-	-
Long Position	164,682,752	-	-	254,505,429	-	-	148,237,279	-	-
Exchange Coupon (DDI)	41,331,942	-	-	77,727,137	-	-	85,931,389	-	-
Interest Rates (DI1 and DIA)	48,254,715	-	-	148,713,860	-	-	28,491,764	-	-
Foreign Currency	68,838,058	-	-	27,444,003	-	-	33,797,350	-	-
Indexes (3)	5,269,712	-	-	482,394	-	-	16,776	-	-
Others	988,325	-	-	138,035	-	-	-	-	-
Short Position	160,488,162	-	-	23,843,357	-	-	139,746,999	-	-
Exchange Coupon (DDI)	41,331,942	-	-	17,259,936	-	-	60,606,204	-	-
Interest Rate (DI1 and DIA)	48,339,061	-	-	3,337,596	-	-	53,267,620	-	-
Foreign Currency	64,559,123	-	-	1,327,928	-	-	25,678,296	-	-
Index (3)	5,269,712	-	-	1,787,973	-	-	194,879	-	-
Treasury Bonds/Notes	988,325	-	-	129,924	-	-	-	-	-
Forward Contracts and Others	331,009,278	3,288,881	5,270,142	152,669,932	1,394,796	1,148,525	167,611,314	2,836,843	(1,711,353)
Purchase Commitments	167,191,252	17,249,113	14,298,496	93,143,116	2,292,188	6,741,298	93,097,212	5,345,415	12,112,679
Currencies	134,610,617	17,042,331	4,932,719	72,849,455	1,938,956	6,426,685	83,752,185	2,738,485	8,501,934
Other	32,580,636	206,782	9,365,777	20,293,661	353,232	314,613	9,345,027	2,606,930	3,610,745
Sale Commitments	163,818,026	(13,960,232)	(9,028,351)	59,526,816	(897,392)	(5,592,773)	74,514,102	(2,508,572)	(13,824,032)
Currencies	130,779,288	(13,211,003)	(1,766,190)	53,574,925	(847,425)	(6,490,282)	71,611,500	(1,141,826)	(11,932,009)
Other	33,038,737	(749,229)	(7,262,161)	5,951,891	(49,967)	897,509	2,902,602	(1,366,746)	(1,892,023)
(1)	Adjusted nominal value of the contracts minal value of updated contracts.
(2)	Includes index options, primarily options related to U.S. Treasury, stocks, and stock indices.
(3)	Includes Bovespa and S&P indices.

Consolidated Financial Statements | December 31, 2023 | F-50

*Values expressed in thousands, except when indicated

a.2) Derivatives Financial Instruments by Counterparty

Notional				2023
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	185,745,740	224,140,567	402,035,492	811,921,799
Options	37,900,600	2,114,539	817,647,071	857,662,210
Futures Contracts	9,280,964	-	315,889,950	325,170,914
Forward Contracts and Others	152,776,820	118,459,171	59,773,287	331,009,278
(1)	Includes operations that have B3 S.A. and other stock and commodity exchanges as counterparties.

Notional				2022	2021
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total
Swap	38,910,036	250,925,646	103,516,216	393,351,898	418,137,448
Options	69,919,242	742,316	1,079,879,058	1,150,540,616	1,130,172,099
Futures Contracts	1,525,199	-	276,823,587	278,348,786	287,984,278
Forward Contracts and Others	61,719,539	72,055,923	18,894,470	152,669,932	167,611,313
(1)	Includes operations that have B3 S.A. and other stock and commodity exchanges as counterparties

a.3) Derivatives Financial Instruments by Maturity

Notional				2023
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	148,297,617	146,064,207	517,559,975	811,921,799
Options	695,558,723	110,627,263	51,476,224	857,662,210
Futures Contracts	168,364,770	70,492,546	86,313,598	325,170,914
Forward Contracts and Others	187,900,674	90,382,978	52,725,626	331,009,278

Consolidated Financial Statements | December 31, 2023 | F-51

*Values expressed in thousands, except when indicated

Notional				2022	2021
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total
Swap	45,216,039	55,756,566	292,379,293	393,351,898	418,137,448
Options	632,690,834	392,814,885	125,034,897	1,150,540,616	1,130,172,099
Futures Contracts	199,359,807	22,626,385	56,362,594	278,348,786	287,984,278
Forward Contracts and Others	76,955,710	44,449,708	31,264,514	152,669,932	167,611,313

a.4) Derivative Financial Instruments by Trading Market

Notional	Stock Exchanges (1)	Over-the-Counter Market	2023
			Total
Swap	93,891,622	718,030,177	811,921,799
Options	782,343,569	75,318,641	857,662,210
Futures Contracts	325,170,914	-	325,170,914
Forward Contracts and Others	28,054,581	302,954,697	331,009,278
(1)	Includes trades with B3 S.A.

Notional	Stock Exchanges (1)	Over-the-Counter Market	2022	2021
			Total	Total
Swap	45,837,011	347,514,887	393,351,898	418,137,448
Options	1,076,649,948	73,890,668	1,150,540,616	1,130,172,099
Futures Contracts	278,348,786	-	278,348,786	287,984,278
Forward Contracts and Others	6,790,867	145,879,065	152,669,932	167,611,313
(1)	Includes trades with B3 S.A.

Consolidated Financial Statements | December 31, 2023 | F-52

*Values expressed in thousands, except when indicated

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

These are credit derivatives in which the return from the reference obligation is exchanged for a cash flow, and where upon the occurrence of a credit event, the protection buyer typically has the right to receive from the protection seller the equivalent of the difference between the updated value and the fair value (fair value) of the benchmark obligation at the contract's settlement date.

Credit Default Swaps – CDS

These are credit derivatives where, upon the occurrence of a credit event, the protection buyer is entitled to receive from the protection seller an amount equal to the difference between the face value of the CDS contract and the fair value (fair value) of the benchmark obligation at the settlement date of the contract. In exchange, the seller receives a fee for providing the protection.

Below is the breakdown of the Credit Derivatives portfolio, presented by its notional value and its effect on the calculation of the Required Shareholders' Equity (RSE).

	2023		2022		2021

	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Return Swap Rate	Credit Swap	Total Return Swap Rate	Credit Swap	Total Return Swap Rate	Credit Swap
Credit Swaps	3,456,614	10,293,916	3,725,358	7,831,108	3,984,392	-
Total	3,456,614	10,293,916	3,725,358	7,831,108	3,984,392	-

Consolidated Financial Statements | December 31, 2023 | F-53

*Values expressed in thousands, except when indicated

During the period, there were no credit events associated with the precipitating factors specified in the contracts.

		2023		2022		2021
	Over		Over		Over
Maximum Potential for Future Payments - Gross	12 Months	Total	12 Months	Total	12 Months	Total
Per Instrument
CDS	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
Total	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
By Risk Rating
Below Investment Grade	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
Total	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
By Reference Entity
Brazilian Government	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392
Total	13,750,530	13,750,530	11,556,466	11,556,466	3,984,392	3,984,392

a.6) Accounting Hedge

There are three types of hedge accounting: Fair Value Hedge, Cash Flow Hedge and Foreing Currency Investments Hedge.

The derivatives used as hedging instruments are represented as follows:

a.6.I ) Fair Value Hedge

The Bank's fair value hedging strategy involves mitigating exposure to fair value fluctuations, specifically regarding interest receipts and payments on recognized assets and liabilities.

The fair value management methodology adopted by the Bank segregates transactions based on risk factors (e.g., BRL/USD exchange rate risk, fixed interest rate risk in BRL, USD exchange rate coupon risk, inflation risk, interest risk, etc.). The transactions generate exposures that are consolidated by risk factor and compared with pre-established internal thresholds.

To mitigate fluctuations in fair value associated with the receipt and payment of interest, the Bank employs interest rate swap contracts concerning fixed-rate assets and liabilities.

The Bank utilizes fair value hedge in the following manner:

• Designates Foreign Currency Swaps + Coupon versus % CDI and Fixed BRL Interest Rate or contracts USD Futures (DOL, DDI/DI) as a derivative instrument in Hedge Accounting structures, with foreign currency loan operations as the hedged item.

Consolidated Financial Statements | December 31, 2023 | F-54

*Values expressed in thousands, except when indicated

• The Bank maintains an active loan portfolio originated in fixed-rate U.S. Dollars at Santander EFC, whose transactions are recorded in Euros. To manage this currency mismatch, the Bank designates a Foreign Currency Swap, exchanging Floating Euros for Fixed U.S. Dollars, as a hedge against market risk for the corresponding loans.

• The Bank is subject to a pre-fixed interest rate risk stemming from Government Securities (NTN-F and LTN) held within its Financial Assets portfolio, which are measured through Other Comprehensive Income. To manage this risk mismatch, the Bank enters into DI futures contracts on the exchange or engages in interest rate swaps, designating these as derivative instruments within a Hedge Accounting structure.

• The Bank is exposed to IPCA (broad consumer price index) risk stemming from debentures within its available-for-sale securities portfolio. To manage this exposure, the Bank enters into IPCA futures contracts ("DAP") on the exchange and designates them as derivative instruments within a Hedge Accounting structure.

To assess the effectiveness and measure the ineffectiveness of hedging strategies, the Bank adheres to IAS 39, which mandates that an effectiveness test be conducted at the inception (prospective test) of the hedge arrangement, and be periodically repeated (prospective and retrospective tests) to demonstrate that the hedge relationship remains effective.

a) Prospective test: in accordance with the standard, the prospective test is required at the inception date and quarterly thereafter to demonstrate that the expectation of the hedge relationship's effectiveness is high.

a.1) The initial prospective test (at inception): this is limited to a qualitative review of the critical terms and conditions of both the hedging instrument and the hedged item, with the aim of concluding that changes in the fair value of the two instruments are expected to completely offset one another.

a.2) The prospective periodic test: the sensitivity of the present value of the hedged item and the hedging instrument to a parallel shift of 10 basis points in the interest rate curve will be periodically assessed. For the purpose of assessing hedge effectiveness, the ratio of these two sensitivities must fall within the range of 80% to 125%.

b) Retrospective test: the retrospective effectiveness test will be conducted by comparing the mark-to-market (mtm) fluctuation of the hedging instrument from the inception date with the mtm variation of the hedged item from the same date.

In fair value hedges, both gains and losses on hedging instruments and on the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of profit or loss.

	2023		2022		2021
Hedge Structure	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion	Effective Portion Accumulated	Ineffective Portion
Fair Value Hedge
Government Securities (LTN, NTN-F)	-	-	-	-	3,756,394	-
Trade Finance Off	-	-	(189)	-	728	-
Total	-	-	(189)	-	3,757,122	-

Consolidated Financial Statements | December 31, 2023 | F-55

*Values expressed in thousands, except when indicated

						12/31/2023
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	183,368	288,766	472,134	138,079	272,805	410,884
Loan Operations Hedge	183,368	288,766	472,134	138,079	272,805	410,884
Futures Contracts	144,508	25,701,246	25,845,754	(3,535,965)	28,817,259	25,281,294
Loan Operations Hedge	2,497,014	12,759,016	15,256,030	(2,290,079)	15,593,616	13,303,537
Securities Hedge	(1,489,802)	2,496,723	1,006,921	623,749	579,793	1,203,542
Funding Hedge	(862,704)	10,445,507	9,582,803	(1,869,635)	12,643,850	10,774,215

						12/31/2022
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	48,140	437,702	485,842	(24,687)	461,499	436,812
Loan Operations Hedge	48,140	437,702	485,842	(24,687)	461,499	436,812
Future Contracts	3,862,299	75,057,601	78,919,900	1,729,350	75,953,237	77,682,587
Loan Operations Hedge	686,249	11,451,502	12,137,751	3,067,594	10,529,915	13,597,509
Securities Hedge	-	3,971,751	3,971,751	(609,013)	3,787,939	3,178,926
Funding Hedge	3,176,050	59,634,348	62,810,398	(729,231)	61,635,383	60,906,152

						12/31/2021
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Future Contracts	(2,204)	84,767	82,563	3,175	84,937	88,112
Loan Operations Hedge	(2,204)	84,767	82,563	3,175	84,937	88,112
Future Contracts	(7,912)	41,437,967	41,430,054	(2,031,108)	46,351,129	44,320,021
Loan Operations Hedge	(14,439)	2,850,589	2,836,150	15,685	2,738,830	2,754,515
Securities Hedge	6,527	38,587,378	38,593,904	(2,046,793)	43,612,299	41,565,506
(*)	The Bank employs market risk hedging strategies, the targets of which are assets in its portfolio, which is why we present the liabilities side of the respective instruments. For structures that have futures as instruments, we provide the balance of the daily adjustment calculated, recorded in the off-balance sheet account.

Consolidated Financial Statements | December 31, 2023 | F-56

*Values expressed in thousands, except when indicated

a.6.II) Cash Flow Hedge

The Bank's cash flow hedging strategies consist of hedging against exposure to fluctuations in cash flows, interest payments, and currency exchange rates, which are attributable to changes in interest rates affecting recognized assets and liabilities, as well as exchange rate fluctuations impacting unrecognized assets and liabilities.

The Bank utilizes cash flow hedge in the following manner:

• The Bank engages in active swaps indexed to fixed US Dollars and liabilities in foreign currency, designating these as hedging instruments within a Cash Flow Hedge structure, where the hedged items are foreign currency loans negotiated with third parties via its offshore branches and Brazilian external debt securities held to maturity.

• The Bank enters into Dollar Futures or DDI + DI Futures (Synthetic Dollar Futures) contracts and designates them as hedging instruments within a Cash Flow Hedge structure, where the hedged items are the Bank's portfolio of Dollar-denominated loans and Promissory Notes in the available-for-sale securities portfolio.

• The Bank maintains a portfolio of assets indexed to the Euro and traded in offshore branches. In the transaction, the value of the asset in Euros will be converted to Dollars at the exchange rate specified in the foreign exchange contract for the transaction. After this conversion, the principal amount of the transaction, now denominated in Dollars, will be adjusted by either a floating or a fixed rate. The assets will be hedged with a Cross-Currency Swap to transfer the Euro risk to LIBOR + Coupon.

In March 2022, the U.S. Congress passed the Adjustable Interest Rate Act (LIBOR) ("the LIBOR Act"). This legislation establishes a uniform, nationwide process for replacing LIBOR in existing contracts that lack fallback clauses, automatically substituting LIBOR, on the LIBOR replacement date (expected to be the first London banking business day after June 30, 2023), with the "Board-selected Benchmark Replacement". In December 16, 2022, the Federal Reserve Board adopted a final rule implementing the LIBOR Act and identifying these benchmark replacements, which vary across different contracts but are all based on SOFR.

Our focus has been and remains on implementing all necessary contractual, commercial, operational, and technological adjustments to meet the relevant pending milestones.

As of December 31, 2021, our exposure to LIBOR-linked contracts was limited and exclusively related to USD LIBOR. In 2021, we adopted the SOFR (Secured Overnight Finance Rate) and CME TERM SOFR as replacements for USD LIBOR for new contracts. Since January 1, 2022, we have ceased initiating new USD LIBOR transactions, with the exception of those authorized by international regulatory authorities (market-making activity). We are actively engaging with our clients to update existing agreements to incorporate appropriate fallback provisions for when the USD LIBOR is no longer published.

To assess the effectiveness and measure the ineffectiveness of these strategies, Santander Bank adheres to IAS 39. This standard mandates that the effectiveness test be conducted at the inception of the hedge structure (prospective test) and be repeated periodically (prospective and retrospective tests) to demonstrate that the hedge ratio expectation continues to be effective (between 80 and 125%).

In this hedging strategy, the effectiveness tests (prospective/retrospective) are conducted by comparing two proxies, one for the hedged item and another for the hedging instrument.

The hedged item proxy is a "conceptual" swap, where the passive leg mimics the part of the Stable Portion intended for protection, and the active pre-fixed leg mirrors the set of futures designated as the hedge, consistent with the market rates on the hedge designation day. The hedge instrument proxy is a "conceptual" swap, in which the active leg consists of the number of futures contracts designated as the hedge, and the passive pre-fixed leg represents the rate negotiated at the acquisition of these contracts. The proxy remains stable throughout the strategy as the contracts are held to maturity.

Consolidated Financial Statements | December 31, 2023 | F-57

*Values expressed in thousands, except when indicated

Any ineffectiveness is recognized in the income statement under the line item "Gains (losses) on financial assets and liabilities (net)."

a) Prospective Test: in line with regulations, the prospective test must be conducted at the inception date and quarterly thereafter to demonstrate that the expectation of the hedge relationship's effectiveness is high. However, for proactive and more efficient monitoring of projections and to ensure better maintenance of the related testing routines, these tests are performed monthly.

a.1) Periodic Prospective Test: Market Risk conducts projections for three scenarios for the tests, which include: 1º 10bps on the curve; 2º 50bps on the curve, and 3º 100bps on the curve. Utilizing the validated estimates, prospective tests are performed by valuing the two variable legs of the transaction at fair value.

a.2) Initial Prospective Test: the methodology of the periodic prospective test must also be applied at the start date of each new strategy.

b) Retrospective Test: this must be conducted monthly using historical data to cumulatively demonstrate the hedge's effectiveness, in line with the previously outlined methodology. Any ineffectiveness is recognized in the statement of profit or loss.

The Ineffective Portion is measured through the prospective hedge test and, if identified, it is recognized in the income statement under the line item Gains (losses) on financial assets and liabilities (net).

Effectiveness must range between 80% and 125%.

In cash flow hedges, the effective portion of the change in the fair value of the hedging instrument is temporarily recognized in equity under the line item "Other Comprehensive Income - Cash Flow Hedges" (Note 25) until the projected transactions take place. At that point, this portion is recognized in the consolidated statements of income, except if the projected transactions result in the recognition of non-financial assets or liabilities, in which case this portion will be included in the cost of the financial asset or liability. The ineffective portion of the change in the value of foreign exchange hedging derivatives is recognized directly in the consolidated statements of income. Furthermore, the ineffective portion of gains and losses on cash flow hedge instruments in a foreign operation is directly recognized in "Gains (losses) on financial assets and liabilities (net)" in the consolidated income statements.

	2023		2022		2021
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
Eurobonds	-	-	-	-	-	-
Trade Finance Off	-	-	(72,624)	-	(236,630)	-
Government Securities (LFT)	-	-	(984,396)	-	(982,648)	-
CDB	(69,919)	-	(536,935)	-	402,778	-
Total	(69,919)	-	(1,593,955)	-	(816,500)	-

Consolidated Financial Statements | December 31, 2023 | F-58

*Values expressed in thousands, except when indicated

					12/31/2023

					Hedge Instruments	Hedge Object
	Curve		Adjustment to	Curve		Accounting
Strategies	Value	Fair value	Fair value	Value	Fair value	Value
Swap Contracts	(547,710)	10,807,983	10,260,273	(464,400)	13,176,910	12,712,510
Hedge of Securities	(547,710)	10,807,983	10,260,273	(464,400)	13,176,910	12,712,510
Future Contracts	393,863	18,630,833	19,024,696	(1,327,113)	24,612,842	23,285,729
Credit Operations Hedge	2,138	2,431,537	2,433,675	(3,105,374)	7,619,634	4,514,260
Hedge of Securities	294,688	8,228,328	8,523,016	465,051	9,525,807	9,990,858
Funding Hedge	97,037	7,970,968	8,068,005	1,313,210	7,467,401	8,780,611

					12/31/2022

					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Fair value	Value	Value	Value
Future Contracts	403,700	42,617,519	43,021,219	2,611,153	42,568,476	45,179,629
Credit Operations Hedge	54,882	14,039,535	14,094,417	2,647,973	12,251,307	14,899,280
Hedge of Securities	348,474	17,126,826	17,475,300	1,912,343	18,375,905	20,288,248
Hedge of Securities	344	11,451,158	11,451,502	(1,949,163)	11,941,264	9,992,101

					12/31/2021

					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Fair value	Value	Value	Value
Future Contracts	(616,062)	110,932,643	110,316,583	(8,912,769)	128,673,067	119,760,298
Credit Operations Hedge	(577,845)	28,542,862	27,965,018	1,508,397	28,659,545	30,167,942
Hedge of Securities	(26)	71,320,781	71,320,756	(10,543,430)	89,837,000	79,293,570
Hedge of Securities	(38,191)	11,069,000	11,030,809	122,264	10,176,522	10,298,786
(*)	The Bank has cash flow hedging strategies, the objects of which are assets in its portfolio, which is why we demonstrate the liability position of the respective instruments. For structures whose instruments are futures, we show the notional balance, recorded in a memorandum account.

Consolidated Financial Statements | December 31, 2023 | F-59

*Values expressed in thousands, except when indicated

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin provided as collateral for trading at B3 S.A. involving proprietary and third-party derivative financial instruments is composed of federal government securities.

	2023	2022	2021
Financial Treasury Bills - LFT	20,960,140	18,269,122	31,305,549
National Treasury Bills - LTN	2,122,045	3,291,246	3,751,223
National Treasury Notes - NTN	4,988,403	10,904,676	7,725,538
Total	28,070,588	32,465,044	42,782,310

b) Short Positions

As of December 31, 2023, the balance of short positions amounted to R$ 19,831,991 (2022 - R$22,047,423 and 2021 - R$12,780,559), which includes the value of financial liabilities arising from the direct sale of financial assets acquired under repurchase agreements or borrowed.

Consolidated Financial Statements | December 31, 2023 | F-60

*Values expressed in thousands, except when indicated

9.	Loans and advances to clients

a) Breakdown

The breakdown of the balances under the "Loans and Advances to Customers" line item in the consolidated balance sheets is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial assets measured at fair value through profit or loss	3,040,712	1,894,282	392,455
Financial assets measured at amortized cost	514,936,423	488,735,746	464,451,587
Comprising:
Loans and advances to customers at amortized cost	548,495,491	522,761,008	492,962,247
Allowance for loan losses due to impairment	(33,559,068)	(34,025,262)	(28,510,660)
Loans and advances to customers, net	517,977,135	490,630,028	464,844,042
Loans and advances to customers, gross	551,536,203	524,655,290	493,354,702

In BRL thousands	2023	2022	2021

Type:
Loan operations (1)	514,325,061	492,232,308	457,384,432
Leasing operations	3,153,984	2,862,185	2,532,048
Repurchase agreements	-	-	6,044,808
Other receivables (2)	34,057,158	29,560,797	27,393,414
Total	551,536,203	524,655,290	493,354,702
(1)	Includes loans, financings, and other forms of credit with credit characteristics.
(2)	These operations primarily relate to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

Note 43-d provides details on the residual maturity periods of financial assets measured at amortized cost. There are no significant loans and advances to customers lacking fixed maturity dates.

b) Detail

The following are the details, by condition and type of credit, borrower segment, and interest rate formula, of the loans and advances to customers, which reflect the Bank's exposure to credit risk in its core activity, gross of impairment losses:

In BRL thousands	2023	2022	2021
Loan borrower sector:
Commercial, and industrial	233,946,174	223,321,961	215,967,128
Real Estate Credit - Construction	61,747,722	58,242,768	54,738,607
Loans to Individuals	252,687,422	240,227,475	220,115,963
Leasing	3,154,885	2,863,086	2,533,004
Total	551,536,203	524,655,290	493,354,702

In BRL thousands	2023	2022	2021
Interest Rate Formula:
Fixed interest rate	371,917,215	353,381,012	337,583,246
Floating interest rate	179,618,988	171,274,278	155,771,456
Total	551,536,203	524,655,290	493,354,702

Consolidated Financial Statements | December 31, 2023 | F-61

*Values expressed in thousands, except when indicated

								2023
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	158,059,250	55.00%	70,766,467	38.07%	5,120,456	6.54%	233,946,173	42.42%

Real Estate Credit	4,994,192	1.74%	11,620,801	6.25%	45,132,728	57.68%	61,747,721	11.19%
Loans to Individuals	122,734,480	42.71%	101,955,558	54.84%	27,997,383	35.77%	252,687,422	45.82%

Leasing	1,578,948	0.55%	1,564,656	0.84%	11,283	0.01%	3,154,887	0.57%
Loans and advances to customers, gross	287,366,870	100.00%	185,907,482	100.00%	78,261,850	100.00%	551,536,203	100.00%

								2022
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	126,507,628	46.89%	83,448,296	47.02%	13,366,037	17.27%	223,321,961	42.57%

Real Estate Credit	4,297,742	1.59%	10,905,342	6.14%	43,039,684	55.62%	58,242,768	11.10%
Loans to Individuals	137,581,042	51.00%	81,679,970	46.02%	20,966,463	27.09%	240,227,475	45.79%

Leasing	1,397,799	0.52%	1,454,533	0.82%	10,754	0.01%	2,863,086	0.55%
Loans and advances to customers, gross	269,784,211	100.00%	177,488,141	100.00%	77,382,938	100.00%	524,655,290	100.00%

								2021
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	165,729,422	61.37%	73,723,212	45.81%	8,221,617	13.18%	247,674,251	50.20%

Real Estate Credit	3,985,684	1.48%	10,137,988	6.30%	40,614,935	65.12%	54,738,607	11.10%
Loans to Individuals				47.12%	13,525,262	21.69%	188,408,840	38.19%
	99,050,959	36.68%	75,832,619
Leasing	1,284,868	0.48%	1,238,498	0.77%	9,638	0.02%	2,533,004	0.51%
Loans and advances to customers, gross	270,050,934	100.00%	160,932,317	100.00%	62,371,452	100.00%	493,354,702	100.00%

In BRL thousands	2023	2022	2021

By Maturity
Under 1 year	287,366,870	269,784,211	270,050,934
From 1 and 5 years	185,907,482	177,488,141	160,932,317
Over 5 years	78,261,850	77,382,938	62,371,451
Loans and advances to customers, gross	551,536,202	524,655,290	493,354,702

By Internal risk classification
Low	408,973,257	392,397,296	374,505,212
Medium-low	87,232,484	77,992,749	79,216,725
Medium	16,643,774	18,647,136	14,589,977
Medium - high	13,238,069	13,573,901	9,413,110
High	25,448,618	22,044,208	15,629,678
Loans and advances to customers, gross	551,536,202	524,655,290	493,354,702

Consolidated Financial Statements | December 31, 2023 | F-62

*Values expressed in thousands, except when indicated

c) Impairment losses

The tables below present the reconciliations of the opening and closing balances of the provision for losses, segmented by financial instrument category. The terms "expected loan losses in 12 months," "expected loan losses over the useful life," and "impairment losses" are clarified in the note on accounting practices.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

In BRL thousands				2023
	Stage 1	Stage 2	Stage 3
	Expected loan losses in 12 months	Expected loan losses over the useful life not subject to impairment	Expected loan losses over the useful life subject to impairment
				Total

Balance at the beginning of the fiscal year	2,885,917	6,861,458	25,464,248	35,211,623
Impairment losses recognized in profit or loss	2,957,616	5,934,927	17,651,545	26,544,088
Transfers between stages	(825,063)	2,168,360	14,224,243	15,567,540
Changes during the period	3,782,679	3,766,567	3,427,302	10,976,548
Comprising:
Commercial and Industrial	923,079	962,933	4,922,975	6,808,987
Real Estate Credit - Construction	(43,573)	(190,714)	577,993	343,706
Loans to Individuals	2,072,745	5,165,671	12,150,872	19,389,288
Leasing	5,365	(2,962)	(296)	2,107
Changes by Stage	(2,298,090)	(6,988,340)	9,286,430	-
Write-off of impaired balances recognized in loss provisions	-	-	(26,626,576)	(26,626,576)
Comprising:
Commercial and Industrial	-	-	(7,137,059)	(7,137,059)
Real Estate Credit - Construction	-	-	(209,309)	(209,309)
Loans to Individuals	-	-	(19,276,369)	(19,276,369)
Leasing	-	-	(3,837)	(3,837)
Foreign Exchange Fluctuation	5,618	1,116	17,129	23,863
Balance at the end of the fiscal year	3,551,061	5,809,161	25,792,776	35,152,998
Comprising:
Loans and advances to Customers	3,462,526	5,766,166	24,330,376	33,559,068
Loans and other receivables from credit institutions (Note 5)	7,764	-	-	7,764
Provision for debt instruments (Note 6)	80,769	42,994	1,462,403	1,586,166

Recoveries of previously written-off loans	-	-	1,381,879	1,381,879
Comprising:
Commercial and Industrial	-	-	946,029	946,029
Real Estate Credit - Construction	-	-	95,692	95,692
Loans to Individuals	-	-	337,722	337,722
Leasing	-	-	2,435	2,435
Discount Granted	-	-	(2,845,876)	(2,845,876)

Consolidated Financial Statements | December 31, 2023 | F-63

*Values expressed in thousands, except when indicated

In BRL thousands	2023	2022	2021
Balance at the beginning of the fiscal year	35,211,623	29,723,374	25,640,489
Impairment losses recognized in profit or loss	26,544,088	23,800,720	16,986,695
Comprising:
Commercial and Industrial	6,808,987	8,854,382	3,340,309
Real Estate Credit - Construction	343,705	244,335	116,031
Loans to Individuals	19,389,289	14,685,813	13,531,815
Leasing	2,106	16,190	(1,460)
Write-off of impaired balances recognized in loss provisions	(26,626,576)	(18,340,010)	(12,934,687)
Comprising:
Commercial and Industrial	(7,137,059)	(4,919,792)	(5,184,225)
Real Estate Credit - Construction	(209,309)	(114,637)	(166,579)
Loans to Individuals	(19,276,369)	(13,294,696)	(7,575,967)
Leasing	(3,837)	(10,885)	(7,916)
Foreign Exchange Fluctuation	23,863	27,539	30,878
Balance at the end of the fiscal year	35,152,998	35,211,623	29,723,376
Comprising:
Loans and advances to Customers	33,559,068	34,025,262	28,510,659
Loans and other receivables from credit institutions (Note 5)	7,764	12,599	21,825
Provision for debt instruments (Note 6)	1,586,166	1,173,762	1,190,892
Recoveries of previously written-off loans	1,381,879	983,030	1,536,336
Comprising:
Commercial and Industrial	946,029	597,436	462,523
Real Estate Credit - Construction	95,692	35,671	64,257
Loans to Individuals	337,722	346,097	1,002,257
Leasing	2,435	3,826	7,299

Considering the amounts recognized in "Impairment losses recognized in profit or loss," "Recoveries of previously written-off loans," and "Discount Granted," the "Impairment Losses on Financial Assets - Financial Assets Measured at Amortized Cost" totaled on December 31, 2023, R$ 28,008,086 (2022 – R$ 24,828,749 and 2021 – R$ 17,112,734).

The balances of the provisions for impairment losses by borrower segment are as follows:

In BRL thousands	2023	2022	2021

Commercial and industrial	11,931,131	12,259,205	8,324,614
Real estate - Construction	418,342	283,946	154,248
Installment loans to individuals	22,795,733	22,658,949	21,240,296
Lease financing	7,792	9,523	4,218
Total	35,152,998	35,211,623	29,723,376

d) Impaired assets

The details of the changes in the balance of financial assets classified as "Financial assets measured at amortized cost - Loans and advances to customers" and "Debt Instrument", which are recognized at amortized cost and identified as non-recoverable (as defined in note 1.h) due to credit risk, are as follows:

In BRL thousands	2023	2022	2021

Balance at the start of the period	39,223,835	26,923,312	23,176,039
Net Additions	30,393,982	31,920,565	18,428,727
Written-off Assets	(29,730,912)	(19,620,042)	(14,681,454)
Balance at the end of the fiscal year	39,886,905	39,223,835	26,923,312

Consolidated Financial Statements | December 31, 2023 | F-64

*Values expressed in thousands, except when indicated

Below are the details of impaired financial assets, classified by maturity date:

In BRL thousands	2023	2022	2021

With balances not yet due or maturing within 3 Months	21,703,718	23,036,735	12,885,506
With outstanding balances of:
3 to 6 Months	4,806,604	4,349,146	4,717,302
6 to 12 Months	9,013,258	9,536,043	6,866,628
12 to 18 Months	2,499,491	1,481,516	1,253,046
18 to 24 Months	1,046,074	315,987	659,702
More than 24 Months	817,760	504,408	541,129
Total	39,886,905	39,223,835	26,923,313

In BRL thousands	2023	2022	2021
By borrower segment:
Commercial and Industrial	16,292,100	14,156,235	11,439,692
Real Estate Credit - Construction	1,351,934	1,057,989	470,115
Loans to Individuals	22,239,229	23,999,266	14,996,152
Leasing	3,642	10,345	17,353
Total	39,886,905	39,223,835	26,923,312

e) Loans overdue for less than 90 days and not classified as impaired on the specified dates

Thousand of reais	2023	% of total loans overdue for less than 90 days	2022	% of total loans overdue for less than 90 days	2021	% of total loans overdue for less than 90 days

Commercial, Financial and Industrial	5,319,746	21.81%	4,940,611	21.43%	4,892,277	20.68%
Real Estate Credit - Construction	5,142,110	21.09%	4,063,490	17.63%	3,605,641	15.24%
Installment Loans to Individuals	13,898,143	56.99%	14,035,606	60.89%	15,150,254	64.04%
Financial Leasing	27,284	0.11%	11,806	0.05%	10,961	0.05%
Total (1)	24,387,283	100.00%	23,051,513	100.00%	23,659,133	100.00%
(1)	Refers exclusively to loans between 1 and 90 days.

Consolidated Financial Statements | December 31, 2023 | F-65

*Values expressed in thousands, except when indicated

f) Leasing

Breakdown by maturity

Gross investment in lease transactions

In BRL thousands	2023	2022	2021

Overdue	875	2,066	3,531
Due:
Within 1 year	2,076,223	1,197,133	1,067,567
In 1 to 5 years	1,451,931	1,888,521	1,642,506
In over 5 years	21,401	123,496	132,459
Total	3,550,430	3,211,216	2,846,063

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2023, the balance recorded in "Loans and Advances to Customers" pertaining to assigned operations was 26,696 (2022 - R$32,647 and 2021 - R$40,790) and R$ 25,497 (2022 – R$32,138 and 2021 - R$40,511) under "Financial Liabilities Associated with Asset Transfer" (Note 20).

The assignment transaction was executed with a joint obligation clause, mandating compulsory repurchase in the following circumstances:

-   contracts in default for a period exceeding 90 consecutive days;

-   contracts subject to renegotiation;

-   contracts subject to portability, in accordance with Resolution No. 3,401 of Brazil's National Monetary Council ("CMN");

-   contracts subject to intervention.
10.	Non-current assets held for sale

On December 31, 2023, 2022 and 2021, the total value of non-current assets held for sale included assets not in use and other tangible assets. The change in the line item "Non-current assets held for sale" is as follows:

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	909,546	1,065,420	1,362,602
Loan enforcements - repossession of assets	591,126	201,391	235,904
Capital Increase in Entities Held for Sale	44,079	56,512	66,197
Disposals	(447,539)	(413,777)	(599,283)
Balance at the end of the fiscal year, gross	1,097,212	909,546	1,065,420
Provision for impairment losses (1)	(183,140)	(210,410)	(249,075)
Provision as a percentage of enforced assets	16.69%	23.13%	23.38%
Balance at the end of the fiscal year	914,072	699,136	816,345
(1)	In 2023, it includes the amount of R$76,321 (2022 – R$196,649 and 2021 – R$182,448) from the reversal of provisions for depreciation on properties, established based on appraisal reports prepared by a specialized external consultancy, accounted for as provision for impairment losses.

Consolidated Financial Statements | December 31, 2023 | F-66

*Values expressed in thousands, except when indicated

11.	Investments in associates and joint ventures

Jointly-controlled entities

Banco Santander and its subsidiaries classify investments as joint control when they have shareholder agreements that require strategic, financial, and operational decisions to receive unanimous consent from all investors.

Significant Influence

Associates are entities over which the Bank has the ability to exert significant influence (significant influence is the power to participate in the decision-making regarding the financial and operational policies of the invested entity) but does not have control or joint control.

a) Breakdown

				Equity interest in %
Jointly Controlled by Banco Santander	Activity	Country	2023	2022	2021
Banco RCI Brasil S.A.	Bank	Brazil	39.89%	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brazil	11.11%	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brazil	15.56%	15.56%	19.45%
Campo Grande Empreendimentos	Other Activities	Brazil	0.00%	0.00%	25.32%
Santander Auto S.A.	Other Activities	Brazil	50.00%	50.00%	50.00%
CIP S.A (5)	Other Activities	Brazil	17.53%	17.87%	0.00%

Jointly Controlled by Santander Corretora de Seguros
Webmotors S.A. (3)	Other Activities	Brazil	30.00%	70.00%	70.00%
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brazil	18.98%	18.98%	18.98%
Hyundai Corretora de Seguros	Insurance Brokerage	Brazil	50.00%	50.00%	50.00%
PSA Corretora de Seguros e Serviços Ltda. (4)	Insurance Brokerage	Brazil	0.00%	50.00%	50.00%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	Insurance Brokerage	Brazil	20.00%	20.00%	0.00%
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brazil	16.67%	0.00%	0.00%
Aymoré CFI Subsidiaries
Solution 4Fleet	Other Activities	Brazil	80.00%	80.00%	80.00%

Consolidated Financial Statements | December 31, 2023 | F-67

*Values expressed in thousands, except when indicated

	Investments
	2023	2022	2021
Jointly Controlled by Banco Santander	585,101	1,053,127	628,040
Banco RCI Brasil S.A.	491,623	552,572	591,745
Estruturadora Brasileira de Projetos S.A. - EBP	209	746	1,257
Gestora de Inteligência de Crédito	56,507	61,590	13,522
Campo Grande Empreendimentos	-	-	255
Santander Auto S.A.	36,762	30,778	21,261
CIP S.A	-	407,441	-

Jointly Controlled by Santander Corretora de Seguros	293,840	674,443	593,002
Webmotors S.A.	-	386,437	359,092
Tecnologia Bancária S.A. - TECBAN	246,083	243,649	232,109
Hyundai Corretora de Seguros	1,607	1,254	1,260
PSA Corretora de Seguros e Serviços Ltda.	-	540	541
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	42,565	42,563	-
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	3,585	-	-
Aymoré CFI Subsidiaries	-	-	11,604
Solution 4 Fleet.	-	-	11,604
Significant Influence of Banco Santander	503,922	-	-
CIP S.A.	503,922	-	-
Significant Influence of Santander Corretora de Seguros	226,917	-	-
Webmotors S.A.	226,917	-	-
Total	1,609,780	1,727,570	1,232,646
(1)	Entities with a one-month lag in equity method accounting. For the recognition of equity method income, the financial position as of 11/30/2023 was utilized on 12/31/2022.
(2)	Despite holding a stake of less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement that stipulates no business decision can be made by a single shareholder, that is, decisions require the unanimous consent of the parties sharing control.”
(3)	Although the ownership interest exceeds 50%, in accordance with the shareholders' agreement, control is jointly exercised by Santander Corretora de Seguros and Carsales.com Investments PTY LTD. (Carsales).
(4)	In accordance with the shareholders' agreement, control is jointly exercised by Santander Corretora de Seguros and PSA Services LTD. In 2023, the shareholding was sold as described in explanatory note 3.c.
(5)	In March of 2022, the Interbank Payment Chamber - CIP underwent demutualization. The non-profit association was subject to a spin-off, whereby a portion of its assets was transferred to a newly established for-profit entity, CIP S.A.

		Equity method results
	2023	2022	2021
Jointly Controlled by Banco Santander	80,004	134,043	54,493
Banco RCI Brasil S.A.	66,229	84,214	62,813
CIP S.A.	-	50,607	-
Estruturadora Brasileira de Projetos S.A. - EBP	20	43	(16)
Gestora de Inteligência de Crédito	(5,436)	(13,365)	(14,419)
Santander Auto S.A.	19,191	12,544	6,115

		Equity method results
	2023	2022	2021
Jointly Controlled by Santander Corretora de Seguros	3,300	65,136	91,833
Webmotors S.A.	-	52,085	45,817
Tecnologia Bancária S.A. - TECBAN	2,435	11,540	45,752
Hyundai Corretora de Seguros	353	(6)	216
PSA Corretora de Seguros e Serviços Ltda.	1,925	1,021	48
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	2	496	-
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	(1,415)	-	-
Aymoré CFI Subsidiaries	-	-	(2,142)
Solution 4 Fleet.	-	-	(2,142)

Significant Influence of Banco Santander	109,223	-	-
CIP S.A.	109,223	-	-
Significant Influence of Santander Corretora de Seguros	46,709	-	-
Webmotors S.A.	46,709	-	-
Total	239,236	199,179	144,184

Consolidated Financial Statements | December 31, 2023 | F-68

*Values expressed in thousands, except when indicated

			2023
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	13,123,616	13,018,222	105,394
Banco RCI Brasil S.A.	11,547,631	11,442,688	104,943
Estruturadora Brasileira de Projetos S.A. - EBP	1,784	1,783	1
Gestora de Inteligência de Crédito	1,257,492	1,295,424	(37,932)
Santander Auto S.A.	316,709	278,327	38,382
Jointly Controlled by Santander Corretora de Seguros	3,066,701	3,048,870	17,830
Tecnologia Bancária S.A. - TECBAN	2,815,300	2,795,143	20,156
Hyundai Corretora de Seguros Ltda.	5,246	4,540	707
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	219,149	213,693	5,455
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	27,006	35,494	(8,488)
Significant Influence of Banco Santander	3,298,189	2,750,256	547,933
CIP S.A.	3,298,189	2,750,256	547,933
Significant Influence of Corretora de Seguros	485,398	366,626	118,772
Webmotors S.A.	485,398	366,626	118,772
Total	19,973,904	19,183,974	789,929

			2022
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	15,665,896	15,289,473	446,732
Banco RCI Brasil S.A.	11,232,921	11,078,109	211,111
Estruturadora Brasileira de Projetos S.A. - EBP	6,831	11,427	390
Gestora de Inteligência de Crédito	1,565,100	1,642,454	(68,330)
Santander Auto S.A.	208,976	182,551	26,425
CIP S.A	2,652,068	2,374,932	277,136
Jointly Controlled by Santander Corretora de Seguros	3,593,408	3,459,786	133,621
Webmotors S.A.	393,592	316,559	77,033
Tecnologia Bancária S.A. - TECBAN	2,973,912	2,921,075	52,837
Hyundai Corretora de Seguros Ltda.	4,025	4,037	(12)
PSA Corretora de Seguros e Serviços Ltda.	5,400	3,358	2,041
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	216,479	214,757	1,722

Total	19,259,304	18,749,259	580,353

Consolidated Financial Statements | December 31, 2023 | F-69

*Values expressed in thousands, except when indicated

			2021
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	12,488,103	12,473,458	95,420
Banco RCI Brasil S.A.	11,147,493	11,080,238	157,462
Estruturadora Brasileira de Projetos S.A. - EBP	11,339	11,476	(136)
Gestora de Inteligência de Crédito	1,173,234	1,237,937	(74,136)
Santander Auto S.A.	156,037	143,807	12,230
Jointly Controlled by Santander Corretora de Seguros	3,055,130	2,824,094	231,035
Webmotors S.A.	342,195	276,743	65,452
Tecnologia Bancária S.A. - TECBAN	2,707,571	2,542,515	165,056
Hyundai Corretora de Seguros Ltda.	3,353	2,921	431
PSA Corretora de Seguros e Serviços Ltda.	2,011	1,915	96
Significant Influence of Banco Santander	14,871	17,548	(2,677)
Norchem Holding e Negócios S.A.	14,871	17,548	(2,677)
Total	15,558,104	15,315,100	323,778

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b) Changes

The changes in the balance of this item in the years ended December 31, 2023, 2022 and 2021 were:

	2023	2022	2021
Jointly Controlled by Banco Santander
Balance at the beginning of the fiscal year	1,320,129	1,232,646	1,094,985
Change in corporate participation	(386,437)	(62,300)	(739)
Addition/(disposal)	5,000	103,500	13,746
Capital decreases/reduction	(2,667)	(809)	-
Equity method results	83,304	199,179	144,184
Dividends	(96,701)	(125,732)	(66,878)
Adjustment to fair value	(43,684)	(26,355)	47,348
Balance at the end of the fiscal year	878,944	1,320,129	1,232,646

Significant Influence of Banco Santander
Balance at beginning of year	407,441	-	-
Change in corporate participation	386,437	-	-
Equity method results	155,932	-	-
Dividends	(34,423)	-	-
Addition/(disposal)	54	407,441	-
Capital decreases/reduction	(185,371)
Adjustment to fair value	766
Balance at the end of the fiscal year	730,836	407,441	-

c) Impairment losses

No impairment losses were recognized for the non-recovery of investments in associates and joint ventures in 2023, 2022 and 2021.

Consolidated Financial Statements | December 31, 2023 | F-70

*Values expressed in thousands, except when indicated

d) Other information

Details on the main jointly-controlled entities:

Banco RCI Brasil S.A.: Incorporated as a joint-stock company and headquartered in the state of Paraná, its main objective is to engage in investment, leasing, credit, financing, and investment activities, aimed at fostering the growth of automakers Renault and Nissan in the Brazilian market, with a primary focus on financing and leasing to end consumers. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, with its operations being executed within a framework of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the key decisions affecting this company are made jointly by Banco Santander and other controlling shareholders.

	2023	2022	2021
	Banco RCI Brasil	Banco RCI Brasil	Banco RCI Brasil
Assets	11,547,631	10,608,167	10,187,883
Liabilities	10,274,069	9,284,716	8,754,744
Cash and Cash Equivalents	8,541	306,035	341,015
Depreciation and amortization	(1,318)	(1,592)	(1,628)
Income	2,329,225	711,714	637,856
Interest income	358,937	1,784,427	1,308,649
Interest expenses	-	(1,111,611)	(592,776)
Income / (Expense) from Income Tax	(52,695)	(103,933)	(105,266)
Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	-	3,817,483	3,293,251
Non-Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	-	5,744,632	5,218,945

12.	Tangible assets

The Bank's tangible assets consist of fixed assets for its own use. The Bank does not hold any tangible assets as investment property nor are any assets leased under operating lease arrangements.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In BRL thousands
Cost	Land and buildings	Data Processing Systems	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Others	Total
Balance on December 31, 2020	2,816,745	3,783,646	10,463,657	3,575,076	1,247	20,640,371
Additions	32,959	435,858	693,957	-	-	1,162,774
Additions resulting mergers	-	-	-	103,449	-	103,449
Cancellation of lease agreements	-	-	-	(254,101)	-	(254,101)
Write-off	(50,181)	(1,584,956)	(402,817)	-	-	(2,037,954)
Transfers	-	651,607	(468,561)	-	-	183,046
Balance on December 31, 2021	2,799,523	3,286,155	10,286,236	3,424,424	1,247	19,797,585

Additions	44,475	185,248	896,388	-	-	1,126,111
Additions resulting mergers	-	-	-	333,742	-	333,742
Cancellation of lease agreements	-	-	-	(115,842)	-	(115,842)
Write-off	(49,212)	(215,731)	(531,621)	-		(796,564)
Transfers	-	54,958	26,128	-	-	81,086
Balance on December 31, 2022	2,794,786	3,310,630	10,677,131	3,642,324	1,247	20,426,118

Additions	120,086	866,517	459,244	-	-	1,445,847
Additions by Company Acquisition	-	-	-	43,116	-	43,116
Cancellation of lease agreements	-	-	-	(624,352)	-	(624,352)
Write-off	(221,593)	(236,442)	(595,718)	-	-	(1,053,753)
Transfers	32,550	(122,187)	82,959	-	-	(6,678)
Balance on December 31, 2023	2,725,829	3,818,518	10,623,616	3,061,088	1,247	20,230,298

Consolidated Financial Statements | December 31, 2023 | F-71

*Values expressed in thousands, except when indicated

Accumulated depreciation	Land and buildings	Data Processing Systems	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Works in Progress and Others	Total
Balance on December 31, 2020	(902,860)	(2,245,544)	(6,762,293)	(1,123,878)	-	(11,034,575)
Additions	(108,946)	(291,174)	(896,705)	(553,955)	-	(1,850,780)
Write-off	38,337	940,737	448,471	572,833	-	2,000,378
Transfers	-	10	(102,187)	-	-	(102,177)
Balance on December 31, 2021	(973,469)	(1,595,971)	(7,312,714)	(1,105,000)	-	(10,987,154)

Additions	(101,576)	(332,594)	(865,145)	(560,728)	-	(1,860,043)
Write-off	28,904	214,948	404,157	-	-	648,009
Transfers	-	(117)	(3,673)	-	-	(3,790)
Balance on December 31, 2022	(1,046,141)	(1,713,734)	(7,777,375)	(1,665,728)	-	(12,202,978)

Additions	(417,140)	(514,483)	(263,059)	(646,934)	-	(1,841,616)
Write-off	587,277	215,365	133,799	-	-	936,441
Transfers	(19)	(13,565)	10,329	-	-	(3,255)
Balance on December 31, 2023	(876,023)	(2,026,417)	(7,896,306)	(2,312,662)	-	(13,111,408)

Impairment losses:
Balance on December 31, 2020	(25,608)	-	(29,690)	-	(13,387)	(68,685)
Impacts on results	3,310	-	38,729	-	-	42,039
Balance on December 31, 2021	(22,298)	-	9,039	-	(13,387)	(26,646)

Impacts on results	(5,644)	-	(87)	-	-	(5,731)
Balance on December 31, 2022	(27,942)	-	8,952	-	(13,387)	(32,377)

Impacts on results	(502)	-	(447)	-	-	(949)
Balance on December 31, 2023	(28,444)	-	8,505	-	(13,387)	(33,326)

Book Value
Balance on December 31, 2021	1,803,756	1,690,184	2,982,561	2,319,424	(12,140)	8,783,785
Balance on December 31, 2022	1,720,703	1,596,896	2,908,708	1,976,596	(12,140)	8,190,763
Balance on December 31, 2023	1,821,362	1,792,101	2,735,815	748,426	(12,140)	7,085,564

Depreciation expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

b) Impairment losses

For the period ended December 31, 2023, an impairment expense of R$ 4,984 (12/31/2022 – R$4,439).

c) Commitment to purchase tangible assets

As of December 31, 2023, the Bank had no contractual commitments for the acquisition of tangible assets (12/31/2022 – R$50,047).

13.	Intangible assets - Goodwill

Goodwill represents the surplus between the acquisition cost and the Bank's share in the net fair value of the acquired entity's assets, liabilities, and contingent liabilities. When this excess is negative (negative goodwill), it is immediately recognized in the income statement. In accordance with IAS 36, goodwill is tested annually for impairment or whenever there are indications of impairment to the cash-generating unit to which it has been allocated. Goodwill is recorded at its cost minus accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses from the disposal of an entity include the carrying amount of the goodwill associated with the entity sold.

The recorded goodwill is subject to impairment testing (note 2.n.i) and has been allocated according to the operating segment (note 44).

Consolidated Financial Statements | December 31, 2023 | F-72

*Values expressed in thousands, except when indicated

	Commercial Bank
	2023	2022	2021
Main assumptions:
Criteria for determining the recoverable amount	Value in use: cash flows
Period of cash flow projections (1)	5 years	5 years	5 years
Perpetual growth rate (1)	5.4%	5.1%	4.8%
Pre-tax discount rate (2)	20.3%	20.1%	18.8%
Discount rate (2)	13.0%	12.9%	12.3%
(1)	Cash flow projections are based on the internal budget and management’s growth plans, taking into account historical data, expectations, and market conditions, including industry growth, interest rates, and inflation rates.
(2)	The discount rate is determined based on the Capital Asset Pricing Model (CAPM).

Based on the test carried out, no loss of recoverable value of goodwill was identified on December 31, 2023, 2022 and 2021.

In BRL thousands	2023	2022	2021

Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,565	27,217,565	27,217,565
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,771	305,937
EmDia Serviços Especializados em Cobranças Ltda.	184,447	236,626	237,663
Olé Consignado (Atual Denominação Social do Banco Bonsucesso Consignado)	62,800	62,800	62,800
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590	32,613
Return Capital S.A. (atual denominação social da Ipanema Empreendimentos e Participações S.A.)	41,324	24,346	24,346
Santander Brasil Tecnologia S.A.	16,381	16,381	16,381
Paytec Tecnologia em Pagamentos Ltda.	-	-	11,336
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	5,271	5,271	5,271
Banco PSA Finance Brasil S.A.	-	1,557	1,557
Apê11 Tecnologia e Negocios Imobiliarios S.A.	9,777	9,777	-
Monetus Investimentos S.A.	39,919	39,919	-
Mobills Labs Soluções em Tecnologia LTDA	39,589	39,589	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135	-
Total	27,852,568	27,889,327	27,915,469

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	27,889,327	27,915,469	28,360,137
Acquisitions (write-offs):
Getnet Adquirência e Serviços para Meios de Pagamento S.A. (Santander Getnet)	-	-	(1,039,304)
Toro Corretora de Títulos e Valores Mobiliários Ltda.	-	(145,167)	305,937
EmDia Serviços Especializados em Cobranças Ltda.	(52,180)	(1,036)	237,663
Solution 4Fleet Consultoria Empresarial S.A.	-	(23)	32,613
Paytec Tecnologia em Pagamentos Ltda.	-	(11,336)	11,336
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	-	-	5,271
Apê11 Tecnologia e Negócios Imobiliários S.A.	-	9,777	-
Monetus Investimentos S.A.	-	39,919	-
Mobills Labs Soluções em Tecnologia Ltda.	-	39,589	-
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	-	42,135	-
Banco PSA Finance Brasil S.A.	(1,557)	-	-
Others	16,978	-	1,816
Banco ABN Amro Real S.A. (Banco Real)	-	-	1,816
Return Capital S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	16,978	-	-
Balance at the end of the fiscal year	27,852,568	27,889,327	27,915,469

A quantitative goodwill impairment test is conducted annually. At the end of each fiscal year, an analysis is performed to identify any indicators of impairment. For the fiscal years of 2023, 2022 and 2021 based on these tests there was no impairment.

Consolidated Financial Statements | December 31, 2023 | F-73

*Values expressed in thousands, except when indicated

In the goodwill impairment test, conducted based on the December 2023 scenario, and where the discount and perpetuity growth rates are identified as the most sensitive assumptions for the calculation of the present value (value in use) of future discounted cash flows, it was determined that no evidence of impairment.

14.	Intangible assets - Other intangible assets

The breakdown, by asset category, of other intangible assets in the consolidated balance sheets is as follows:

Cost	Information Technology Development	Other assets	Total
Balance on December 31, 2020	6,353,841	362,196	6,716,037
Additions	1,429,459	71,103	1,500,562
Write-off	(633,534)	(3,270)	(636,804)
Transfers	(124,157)	-	(124,157)
Balance on December 31, 2021	7,025,609	430,029	7,455,638

Additions	1,536,146	201,402	1,737,548
Write-off	(186,429)	(1,345)	(187,774)
Transfers	5,986	(38)	5,948
Balance on December 31, 2022	8,381,312	630,048	9,011,360

Additions	1,817,701	89,171	1,906,872
Write-off	(239,768)	(28,383)	(268,151)
Transfers	6,679	-	6,679
Balance on December 31, 2023	9,965,924	690,836	1,645,400

Accumulated amortization
Balance on December 31, 2020	(3,982,788)	(256,954)	(4,239,742)
Additions	(569,370)	(13,771)	(583,141)
Write-off	343,216	(4,558)	338,658
Balance on December 31, 2021	(4,208,942)	(275,283)	(4,484,225)

Additions	(651,724)	(73,735)	(725,459)
Write-off	40,085	2,991	43,076
Balance on December 31, 2022	(4,820,581)	(346,027)	(5,166,608)

Additions	(857,292)	(42,042)	(899,334)
Write-off	34,231	48,714	82,945
Balance on December 31, 2023	(5,643,642)	(339,355)	(5,982,997)

Impairment loss - IT	Information Technology Development	Other assets	Total
Balance on December 31, 2020	(69,934)	-	(69,934)
Impact on net profit (1)	(23,066)	(7,094)	(30,160)
Balance on December 31, 2021	(93,000)	(7,094)	(100,094)

Impact on net profit (1)	(10,091)	(21,160)	(31,251)
Balance on December 31, 2022	(103,091)	(28,254)	(131,345)

Impact on net profit (1)	(16,044)	(3,429)	(19,473)
Balance on December 31, 2023	(119,135)	(31,683)	(150,818)

Book Value
Balance on December 31, 2021	2,723,667	147,652	2,871,319
Balance on December 31, 2022	3,457,640	255,767	3,713,407
Balance on December 31, 2023	4,203,147	319,798	4,522,945
(1)	Refers to impairment losses on assets in the acquisition and development of software. The impairment loss on the acquisition and development of software was recognized due to obsolescence and discontinuation of the respective systems.

Consolidated Financial Statements | December 31, 2023 | F-74

*Values expressed in thousands, except when indicated

Amortization expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

15.	Other assets

The breakdown of “Other assets” is as follows:

In BRL thousands	2023	2022	2021

Other amounts receivable from customers	1,853,699	1,645,963	922,860
Prepaid expenses	1,272,342	1,031,104	797,365
Contractual Guarantees from Former Controlling Shareholders	496	496	496
Actuarial asset (Note 21)	338,820	292,770	287,808
Other receivables (1)	2,531,294	5,304,196	4,040,499
Total	5,996,651	8,274,529	6,049,028
(1)	Mainly represents the payment of premiums from the portfolio of payroll loans.

Consolidated Financial Statements | December 31, 2023 | F-75

*Values expressed in thousands, except when indicated

16.	Brazilian Central Bank deposits and deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial liabilities at amortized cost	118,511,957	116,079,014	121,005,909
Total	118,511,957	116,079,014	121,005,909

Type:
Demand deposits (1)	5,100,220	3,520,842	126,203
Time deposits (2)	95,289,502	87,824,144	75,754,363
Repurchase agreements	18,122,235	24,734,028	45,125,343
Comprising:
Operations Backed by Private Securities (3)	62,882	70,188	13,478,131
Backed operations with Government Securities	18,059,353	24,663,840	31,647,212
Total	118,511,957	116,079,014	121,005,909
(1)	Non-remunerated accounts.
(2)	Includes transactions with credit institutions arising from export and import financing lines, domestic transfers (BNDES and Finame), foreign transfers, and other overseas credit lines.
(3)	These primarily relate to repurchase agreements secured by debentures issued by the Bank itself.

In BRL thousands	2023	2022	2021

Currency:
Real	43,195,827	46,952,884	62,322,887
Euro	-	-	9,309
U.S. dollar	71,924,538	68,661,828	58,673,713
Other currencies	3,391,592	464,302	-
Total	118,511,957	116,079,014	121,005,909

17.	Customer deposits

The breakdown, by classification and type, of “Customer deposits” is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial liabilities at amortized cost	583,220,576	489,953,489	468,961,069
Total	583,220,576	489,953,489	468,961,069

Type:
Demand deposits
Current accounts (1)	36,598,932	26,607,407	41,742,247
Savings accounts	58,075,460	60,170,586	65,248,913
Time deposits	390,497,032	339,943,008	280,955,456
Repurchase agreements	98,049,152	63,232,488	81,014,453
Comprising:
Backed operations with Private Securities (2)	21,550,508	17,309,369	20,103,099
Backed operations with Government Securities	76,498,644	45,923,119	60,911,354
Total	583,220,576	489,953,489	468,961,069
(1)	Non-remunerated accounts.
(2)	Referem-se, basicamente, a operações compromissadas com lastro em debêntures de emissão própria.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

Consolidated Financial Statements | December 31, 2023 | F-76

*Values expressed in thousands, except when indicated

18.	Liabilities arising from securities

The breakdown, by classification and type, of “Liabilities arising from securities” is as follows:

In BRL thousands	2023	2022	2021

Classification:
Financial Liabilities Measured at Fair Value in Income Held for Trading	5,985,593	8,921,518	7,459,784
Financial liabilities at amortized cost	124,397,422	107,120,875	79,036,792
Total	130,383,015	116,042,393	86,496,576

Type:
Real estate credit notes - LCI (1)	41,677,823	34,997,824	28,918,966
Eurobonds	13,612,088	14,508,126	12,952,068
Financial Bills (2)	22,729,058	33,713,048	25,074,264
Agribusiness credit notes - LCA	36,422,805	24,045,319	16,989,434
Secured Real Estate Notes (3)	15,941,241	8,778,076	2,561,845
Total	130,383,015	116,042,393	86,496,576
(1)	Real estate credit notes ("LCI") are fixed income securities backed by real estate loans and secured by either mortgage or fiduciary transfer of properties. As of December 31, 2023, their maturity dates ranged from 2024 to 2030 (2022 - with maturity dates from 2023 to 2028 and 2021 maturity dates from 2022 to 2028).
(2)	The key attributes of financial bills include a minimum term of two years, a minimum nominal value of R$50, and the permission for early redemption of only 5% of the issued amount. As of December 31, 2023, their maturity dates ranged from 2024 to 2023 (2022 - with maturity dates from 2023 to 2032 and 2021 - maturity dates from 2022 to 2031).
(3)	Secured real estate notes are fixed-income securities backed by real estate loans collateralized by the issuer and by a pool of real estate loans segregated from the issuer's other assets. As of December 31, 2023, their maturity dates ranged from 2024 to 2035 (12/31/2022), with maturity dates from 2023 to 2032)."

Indexing Units:	Domestic Currency	Foreign Currency

Financial Bills	100% to 108% of CDI	-
	100% of IPCA	-
	Pre fixed: 6.18% to 14.31%	-
Real estate credit notes - LCI	86% to 105.8% of CDI	-
	Pre fixed: 4.38% of 14%	-
	100% of IPCA	-
	IPCA 1.5% to 1.7%	-
	TR 100%.	-
Agribusiness credit notes - LCA	64% to 108% of CDI	-
	4.83% to 13.72% of SELIC	-
Secured Real Estate Notes - LIG	80% to 106% of CDI	-
	100% of IPCA	-
	Pré-fixados 100%	-
Eurobonds	-	0,04% to 13.04%
CDI+6.4%
	-	CDI+9%

Consolidated Financial Statements | December 31, 2023 | F-77

*Values expressed in thousands, except when indicated

The currency breakdown of the balance for this item is as follows:

In BRL thousands
Currency:	2023	2022	2021

Real	116,770,927	101,534,267	73,544,509
U.S. dollar	13,612,088	14,508,126	12,952,068
Total	130,383,015	116,042,393	86,496,576

	Average interest rate (%)
Currency:	2023	2022	2021

Real	11.9%	12.3%	5.4%
U.S. dollar	4.9%	5.2%	5.7%
Total	8.4%	8.8%	5.6%

The changes in “Liabilities arising from securities” were as follows:

In BRL thousands	2023	2022	2021

Balance at the beginning of the fiscal year	116,042,393	86,496,576	56,875,514
Issuances	75,404,958	60,583,109	101,784,961
Payments	(63,400,960)	(39,154,639)	(97,220,580)
Interest (Note 32)	4,998,766	6,951,908	4,536,849
Exchange differences and Others	(2,662,142)	1,165,439	20,519,832
Balance at the end of the fiscal year	130,383,015	116,042,393	86,496,576

The composition of "Eurobonds and other securities" is as follows:

As of December 31, 2023, 2022 and 2021, none of these instruments had been converted into shares of the Bank nor had they obtained privileges or rights that, under certain circumstances, would render them convertible into shares.

Note 43-d provides details on the residual maturity periods of the financial liabilities at amortized cost for each fiscal year.

The breakdown of “Eurobonds and other securities” is as follows:

Issuance	Maturity by	Interest Rate (p.a.)	2023	2022	2021
2018	2025	Up to 6.4% + CDI	-	-	306,253
2019	2027	Up to 9% + CDI	-	32,204	1,189,699
2020	2027	Up to 9% + CDI	-	90,069	3,363,551
2021	2031	Up to 9% + CDI	3,337,315	6,306,335	8,092,563
2022	2035	Up to 9% + CDI	1,918,929	8,079,519	-
2023	2033	Up to 9% + CDI	8,355,844	-	-
Total			13,612,088	14,508,127	12,952,066

Consolidated Financial Statements | December 31, 2023 | F-78

*Values expressed in thousands, except when indicated

19.	Debt Instruments Eligible as Capital

The details of the balance for “Debt Instruments Eligible as Capital,” associated with the issuance of instruments to constitute Tier 1 and Tier 2 of the regulatory capital as part of the Capital Optimization Plan, are as follows:

					2023	2022	2021
	Issuance	Maturity	Value (in millions)	Interest Rate (p.a.)
Tier I (1)	nov-18	No Term (Perpetual)	US$1,250	7.250%	6,116,218	6,591,740	7,050,080
Tier II (1)	nov-18	nov/28	US$1,250	6.125%	-	6,580,937	7,038,527
Financial Bills - Tier II (2)	nov-21	nov-31	R$5,300	CDI+2%	7,072,124	6,133,677	5,351,046
Financial Bills - Tier II (2)	dez-21	dez-31	R$200	CDI+2%	266,647	231,264	201,755
Financial Bills - Tier II (2)	out-23	out-33	R$6,000	CDI+1,6%	6,171,978	-	-
Total					19,626,967	19,537,618	19,641,408
(1)	The issuances were conducted through the Cayman Branch and are not subject to withholding tax, with interest paid semi-annually, beginning from May 8, 2019.
(2)	Financial Bills issued in 2021 and 2023 include a redemption and repurchase option

	2023	2022	2021
Balances at the beginning of the fiscal year	19,537,618	19,641,408	13,119,660
Issuance - Tier II	6,000,000	-	5,500,000
Interest payment Tier I (1)	461,186	484,291	505,300
Interest payment Tier II (1)	1,464,586	379,103	449,899
Exchange differences / Others	(614,496)	(105,467)	977,855
Payments of interest - Tier I	(507,291)	(467,099)	(493,071)
Payments of interest - Tier II	(206,683)	(394,618)	(418,235)
Repurchase	(6,507,953)	-	-
Balance at the end of the fiscal year	19,626,967	19,537,618	19,641,408
(1)	Interest remuneration related to Tier 1 and Tier 2 Debt Instruments Eligible as Capital was recorded in the period’s results as “Interest and Similar Expenses” (Note 32).

The specific characteristics of the Notes issued for Tier I inclusion are: (a) Principal: US$1,250 billion; (b) Interest Rate: 7.25% p.a.; (c) no maturity date (perpetual); (d) Interest payment frequency: semi-annually, beginning on May 8, 2019.

The specific characteristics of the Notes issued for Tier II inclusion are: (a) Principal: US$1,250 billion; (b) Interest Rate: 6.125% p.a.; (c) Maturity date: November 8, 2028; and (d) Interest payment frequency: semi-annually, beginning on May 8, 2019.

The Notes possess the following characteristics in common:

(a) Unit value of no less than US$150 thousand and in whole multiples of US$1 thousand for any amount exceeding this minimum value;

(b) The Notes may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary of their issuance date, at the sole discretion of the Bank or due to changes in the tax legislation applicable to the Notes; or at any time, due to the occurrence of certain regulatory events.

Consolidated Financial Statements | December 31, 2023 | F-79

*Values expressed in thousands, except when indicated

20.	Other financial liabilities

The breakdown of the balances for this item is as follows:

In BRL thousands	2023	2022	2021

Credit cards	54,169,518	38,941,974	45,976,315
Transactions pending settlement (1)	7,685,564	20,743,759	10,861,143
Dividends and Interest on Equity Payable	137,284	191,720	1,029,952
Tax collection accounts - Tax payables	1,208,245	1,108,778	969,939
Liabilities associated with the transfer of assets (Note 9.g)	25,497	32,138	40,511
Other financial liabilities	1,567,476	1,574,735	2,570,656
Total	64,793,584	62,593,104	61,448,516
(1)	Includes transactions pending settlement with B3 S.A. and foreign currency payment orders.

21.	Obligations for pension and similar liabilities

As of December 31, 2023, the balance of provisions for pension funds and similar liabilities amounted to R$2,543,504 (2022 - R$1,775,202 and 2021 - R$2,728,126).

I. Supplementary pension plan

Banco Santander and its subsidiaries sponsor closed supplementary pension entities and assistance funds, aiming to provide additional retirement and pension benefits beyond those offered by Social Security, in accordance with the basic regulations of each plan.

• Banesprev - Banespa Social Security Fund (Banesprev))

Benesprev manages the following defined and variable benefit plans: Plan I, Plan II, Plan III, Plan IV, Plan V, Retirement and Pension Supplementation Plan – Pre 75, Sanprev Plan I, Sanprev Plan II, Sanprev Plan III, DCA, DAB, and CACIBAN. All of these plans are closed to new participants.

•	Sanprev – Santander Pension Association (Sanprev)

Sanprev, a closed supplementary pension fund that managed three benefit plans, two under the Defined Benefit modality and in the form of Variable Contribution, transferred the management of these plans to Banesprev in January 2017. As stipulated by PREVIC Ordinance No. 389, dated May 8, 2018, the termination of Sanprev's operating license was approved.

•	Bandeprev - Bandepe Social Security (Bandeprev)

Defined Benefit Plan sponsored by Banco Bandepe S.A. and Banco Santander, managed by Bandeprev. The plans are segmented into a basic plan and a special supplementary retirement plan, each characterized by distinct eligibility criteria, contributions, and benefits tailored to specific participant subgroups. The plans have been closed to new enrollments since 1999 for employees of Banco Bandepe S.A. and from the year 2011 for all other individuals.

SantanderPrevi - Private Pension Entity (SantanderPrevi): this is a closed supplementary pension entity focused on establishing and implementing pension benefit plans that supplement the general social security system, in accordance with applicable legislation.

The SantanderPrevi Retirement Plan is established under the Defined Contribution modality and has been closed to new enrollments since July of 2018, following approval by PREVIC. Contributions are jointly made by the sponsoring companies and the participants of the plan. The amounts allocated by the sponsoring companies for the fiscal year of 2023 totaled R$54,774 (2022 – R$58,960 and 2021 – R$69,142).

It has 10 instances of benefits granted with lifetime annuities originating from a previous plan.

SBPREV - Santander Brasil Open Pension: effective from January 2, 2018, Santander introduced a new optional supplementary pension program for newly hired employees and those not enrolled in any other pension plan managed by the Closed Supplementary Pension Entities of the Santander Brasil Conglomerate. This program features the PGBL - Free Benefit Generator Plan and VGBL - Life Benefit Generator Plan modalities, managed by Icatu Seguros, an Open Supplementary Pension Entity, available for new enrollments. Contributions are jointly made by the sponsor/establishing-insuring companies and the plan participants. The amounts allocated by the sponsors for the fiscal year of 2023 totaled R$29,348 (2022 – R$22,068 and 2021 – R$ 17,880).

Consolidated Financial Statements | December 31, 2023 | F-80

*Values expressed in thousands, except when indicated

II. Health and Dental Care Plan

Cabesp - Employee Assistance Fund of Banco do Estado de São Paulo ("Banespa"):

The entity is dedicated to covering medical and dental expenses for employees hired prior to the privatization of Banespa in 2000, as defined in the entity's bylaws. The plans managed by the entity include:

•	Retirees from HolandaPrevi (currently known as SantanderPrevi);
•	Former Employees of Banco Real (Retired by Circulars).

Retirees from Bandeprev:

The healthcare plan provided to retirees affiliated with Bandeprev constitutes a lifelong benefit. Banco Santander subsidizes 50% of the plan's cost for individuals who retired by November 27, 1998. For those retiring after this specified date, the subsidy is 30%.

Officers with Lifetime Benefits (Lifetime Officers):

This benefit is limited to a small, select group of former Officers from Banco Sudameris, with the Bank subsidizing 100%.

Health Officers:
Officers, Executive Officers, Vice Presidents, and the Chief Executive Officer may, at their discretion, opt for lifelong enrollment in the medical assistance plan upon termination of their employment with Banco Santander or its affiliated companies without just cause, provided they meet the following conditions: having contributed to the health plan for a minimum of 3 (three) years; having served in a executive capacity at Banco Santander or its affiliated companies for a minimum of 3 (three) years; being at least 3 years old. The plan will continue under the same terms as enjoyed by the OFFICER at the time of their departure, including the obligation to pay their share, which must be settled via bank slip. Dependents who were covered at the time of the officer's departure will remain on the same plan, with the inclusion of new dependents strictly prohibited under any circumstances.

Life Insurance for Retirees (Life Insurances):

Granted to Circular Retirees: compensation for natural death, disability due to illness, and accidental death. The subsidy amounts to 45% of the premium value. This is a closed pool.

Life Insurance Assistance Fund (Life Insurance):

In December of 2018, life insurance coverage was included in the insurance for retirees from the DCA, DAB, and CACIBAN plans. This insurance was extended to retirees from the former Banco Meridional, with coverage according to the retiree's selection upon enrollment in the benefit. The Bank provides a subsidy of 50% of the premium for the policyholder, and some retirees have a spouse clause, contributing 100% towards the cost. This is a closed pool.

Free Clinic:

A free lifetime clinical assistance plan is offered to retirees who have contributed to the Sudameris Foundation for at least 25 years. This plan includes an upgrade option if the beneficiary opts for a private room, although the default offering is in a standard ward setting. In such cases, the cost is 100% of the Sudameris Foundation.

In addition, retired employees are entitled to continue as beneficiaries of the Bank's health plan, provided they meet specific legal criteria and fully cover their respective contributions. Santander provides the same level of healthcare coverage to retirees as they enjoyed during the tenure of their employment contracts. Banco Santander's obligations towards retirees are assessed using actuarial calculations based on the present value of current costs.

Consolidated Financial Statements | December 31, 2023 | F-81

*Values expressed in thousands, except when indicated

III. Actuarial Techniques

The value of the defined benefit obligations was determined by independent actuaries employing the following actuarial techniques:

•	Valuation method

Projected Unit Credit Method, which recognizes each year of service as generating an additional unit of entitlement to benefits and evaluates each unit separately.

	2023		2022		2021
Actuarial Assumptions Adopted in the Calculations	Retirement	Health	Retirement	Health	Retirement	Health
Nominal Discount Rate for Actuarial Liability	8.7%	8.7%	9.44% ¹ and 9.64%	9.46% ² and 9.64%	8.4%	8.4%
Rate for Determining Interest on Assets for the Following Fiscal Year	8.7%	8.7%	9.44% ¹ and 9.64%	9.46% ² and 9.64%	8.4%	8.4%
Projected Long-Term Inflation Rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Projected Nominal Wage Growth Rate	3.5%	N/A	3.5%	N/A	3.5%	N/A
General Mortality Table	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

Changes in the present value of liabilities accrued as defined benefits and the breakdown of actuarial gains (losses) arising from experience, financial assumptions, and demographic assumptions of 2023 and the last 2 years are as follows:

	Post-Employment Plans			Other Similar Obligations
	2023	2022	2021	2023	2022	2021
Present value of liabilities at the beginning of the fiscal period	24,106,720	26,503,960	28,681,417	4,588,664	5,123,868	5,918,026
Costs of current services (Note 39)	(911)	1,432	1,799	4,903	5,015	6,820
Interest cost	2,188,015	2,175,565	1,971,031	429,103	427,484	417,536
Paid benefits	(2,487,932)	(3,269,089)	(2,159,866)	(448,912)	(398,149)	(373,341)
Actuarial losses (gains)	2,433,313	(1,347,974)	(1,992,512)	556,575	(569,554)	(845,173)
Others	2,345	42,826	2,091	-	-	-
Present value of liabilities at the end of the fiscal period	26,241,550	24,106,720	26,503,960	5,130,333	4,588,664	5,123,868
Any less:
Fair value of plan assets (1)	27,328,362	27,316,715	28,321,826	5,570,353	4,945,407	5,096,262
Unrecognized assets (1)	(2,649,505)	(4,141,741)	(3,645,083)	(1,082,010)	(907,430)	(585,495)
Provisions - net	1,562,694	931,746	1,827,217	641,990	550,687	613,101

Total provisions for pension plans, net	2,204,684	1,482,433	2,440,318
Of which:
Actuarial provisions	2,543,504	1,775,202	2,728,126
Actuarial assets (note 15)	338,820	292,770	287,808

Experience-Based Adjustments in Net Assets	(99,752)	(950,298)	(791,317)	387,599	(399,946)	(521,100)

Plan Experience	(585,676)	(739,281)	(2,640,120)	(171,107)	(10,858)	(290,878)
Changes in Financial Assumptions	(1,652,752)	2,087,825	4,632,632	(419,306)	580,286	1,136,497
Changes in Demographic Assumptions	(178,125)	(174)	-	33,838	126	(446)
Actuarial Gain (Loss) - Obligation	(2,416,553)	1,348,370	1,992,512	(556,575)	569,554	845,173
Return on Investments Different from the Return Implicit in the Discount Rate	(127,052)	(962,916)	(791,317)	387,599	(403,979)	(521,100)
Actuarial Gain (Loss) - Asset	(127,052)	(962,916)	(791,317)	387,599	(403,979)	(521,100)
Change in Surplus/Irrecoverable Deficit	1,801,693	(82,891)	(630,255)	(89,852)	(254,205)	(313,984)
(1)	This refers to the surplus plans Banesprev I and III, Sanprev I, II, and III, and Bandeprev.

Consolidated Financial Statements | December 31, 2023 | F-82

*Values expressed in thousands, except when indicated

The amounts recognized in the consolidated statement of income relating to the previously mentioned defined benefit liabilities are as follows:

	Post-Employment Plans			Other Similar Obligations
	2023	2022	2021	2023	2022	2021
Income
Personnel expenses - Costs of current services (note 39)	(911)	1,432	1,799	4,903	5,015	6,820
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	(198,288)	2,175,565	(81,681)	(42,656)	427,484	14,985
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	308,381	(2,064,384)	252,608	84,729	(382,028)	31,500
Other movements - Extraordinary Charges	(280)	41,546	2,117	(91)	31	(135)
Total	108,902	154,159	174,843	46,885	50,502	53,170

The fluctuations in the fair value of the plan’s assets were as follows:

	Post-Employment Plans			Other Similar Obligations
	2023	2022	2021	2023	2022	2021
Fair value of plan assets at the beginning of the year	27,316,715	28,321,826	28,634,891	4,945,407	5,096,263	5,398,667
Interest Income (Expenses)	2,386,330	2,477,872	2,052,712	471,759	449,758	402,551
Remeasurement – Real gain (loss) on actuarial assets excluding interest expenses (net)	(99,752)	(950,298)	(791,317)	387,599	(399,946)	(521,100)
Contributions	212,719	750,690	589,006	173,335	164,876	151,926
Being:
By the Bank	210,367	747,913	585,437	173,335	164,876	151,926
By plan participants	2,352	2,777	3,569	-	-	-
Paid benefits	(2,487,650)	(3,269,258)	(2,159,866)	(407,746)	(365,544)	(335,781)
Exchange rate variations and other items	-	(14,117)	(3,600)	-	-	-
Fair value of plan assets at the end of the year	27,328,362	27,316,715	28,321,826	5,570,354	4,945,407	5,096,263

The assumptions concerning healthcare cost rates have a significant impact on the amounts recognized in the financial statements. A one percentage point change in healthcare cost rates would have the following effects:

					Sensitivity
	2023		2022		2021
	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities
Interest rate
(+)0,5%	(27,627)	(346,439)	(22,524)	(240,984)	(25,444)	(305,114)
(-)0,5%	24,768	266,243	24,802	265,351	28,133	337,349
General Mortality Table
Aplicada (+) 2 anos	(50,263)	(611,723)	(42,586)	(455,624)	(44,619)	(535,039)
Aplicada (-) 2 anos	48,527	544,105	45,310	484,763	47,934	574,793
Cost of Medical Care
(+)0,5%	26,968	291,763	29,297	313,438	31,280	375,089
(-)0,5%	(30,133)	(376,538)	(27,104)	(289,978)	(28,762)	(344,891)

Consolidated Financial Statements | December 31, 2023 | F-83

*Values expressed in thousands, except when indicated

The following table presents the duration of actuarial liabilities of the plans sponsored by Banco Santander:

Post-Employment Plans		Other Similar Obligations
Plans	Duration (Average in Years)	Plans	Duration (Average in Years)
Banesprev Plano I	8.89	Cabesp	12.01
Sanprev	8.16	Bandepe	10.39
Bandeprev	6.30	Clínica Grátis	9.32
SantanderPrevi	6.11	Diretores Vitalícios	6.90
CACIBAN / DAB / DCA	6.07 / 5.13 / 5.51	Diretores Saúde	23.81
		Circulares (1)	9.02 / 8.34
		Seguro de Vida	5.28

Consolidated Financial Statements | December 31, 2023 | F-84

*Values expressed in thousands, except when indicated

22. Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of “Obligation and Provisions” is as follows:

In BRL thousands	2023	2022	2021

Provisions for pension funds and similar liabilities (Note 21)	2,543,504	1,775,202	2,728,126
Provisions for judicial and administrative proceedings, commitments, and other provisions	8,930,277	7,339,941	8,876,356
Judicial and Administrative Proceedings for Liabilities of Former Controlling Shareholders (Note 15)	496	496	496
Judicial and administrative proceedings	8,457,667	6,754,262	7,668,914
Comprising:
Civil	2,888,359	2,875,936	3,231,004
Labor	3,277,476	1,700,752	2,071,811
Tax and Social Security	2,291,832	2,177,574	2,366,099
Provisions for contingent liabilities (Note 22.b.1)	382,485	430,484	908,027
Miscellaneous provisions	89,629	154,700	298,919
Total	11,473,781	9,115,143	11,604,482

b) Changes

The changes “Obligation and Provisions” were as follows:

In BRL thousands	2023

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	1,775,202	7,339,941	9,115,143
Additions charged to income:
Interest expense and similar charges	154,499	-	154,499
Personnel Expenses (Note 39)	3,788	-	3,788
Establishment / Reversals and Adjustments of Provisions	(89)	4,472,411	4,472,322
Other Comprehensive Income	834,702	-	834,702
Establishment / Reversal of provisions for contingent commitments	-	(47,999)	(47,999)
Payments to external funds	(251,467)	-	(251,467)
Amount paid	-	(2,834,076)	(2,834,076)
Transfer to other assets - actuarial assets (Note 15)	26,869	-	26,869
Transfers, foreign exchange fluctuations, and other variations	-	-	-
Balance at the end of the fiscal year	2,543,504	8,930,277	11,473,781

In BRL thousands	2022

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	2,728,126	8,876,356	11,604,482
Additions charged to profit or loss:
Interest and Similar Income and Expenses	156,637	-	156,637
Personnel Expenses (Note 39)	6,447	-	6,447
Establishment / Reversals and Adjustments of Provisions	40,470	1,652,562	1,693,032
Other Comprehensive Income	(401,147)	-	(401,147)
Establishment / Reversal of provisions for contingent commitments	-	(477,543)	(477,543)
Payments to external funds	(783,187)	-	(783,187)
Amount paid	-	(2,713,474)	(2,713,474)
Transfer to other assets - actuarial assets (Note 15)	27,856	-	27,856
Transfers, foreign exchange fluctuations, and other variations	-	2,040	2,040
Balance at the end of the fiscal year	1,775,202	7,339,941	9,115,143

Consolidated Financial Statements | December 31, 2023 | F-85

*Values expressed in thousands, except when indicated

Thousand of reais	2021

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	3,929,265	9,885,713	13,814,978
Additions charged to profit or loss:
Interest and Similar Income and Expenses	217,413	-	217,413
Personnel Expenses (Note 39)	8,619	-	8,619
Establishment / Reversals and Adjustments of Provisions	(1,618)	1,997,788	1,996,170
Other Comprehensive Income	(833,511)	-	(833,511)
Establishment / Reversal of provisions for contingent commitments	-	183,248	183,248
Payments to external funds	(619,086)	-	(619,086)
Amount paid	-	(3,222,395)	(3,222,395)
Transfer to other assets - actuarial assets (Note 15)	27,045	-	27,045
Transfers, foreign exchange fluctuations, and other variations	-	32,002	32,002
Balance at the end of the fiscal year	2,728,126	8,876,356	11,604,483
(1)	For further information, please refer to note 21. Provisions for pension funds and similar liabilities

b.1) Provisions for contingent payments

As stated in note 1.iii, IFRS 9 mandates the recognition of a provision for expected loan losses on financial guarantee contracts that have not yet been honored. This provision expense, reflecting the credit risk, must be measured and recognized when such guarantees are honored and the guaranteed customer fails to meet their contractual obligations. Changes in these provisions during the fiscal years of 2023 and 2022 are detailed below.

In BRL thousands	2023	2022	2021

Balance at the beginning of the period	430,484	908,027	724,779
Establishment / Reversal of provisions for contingent commitments	(47,999)	(477,543)	183,248
Balance at end of year	382,485	430,484	908,027

c) Provisions for Tax and Social Security, Labor and Civil Matters

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax, social security, labor, and civil matters, arising from their regular business operations.

Provisions have been established based on the nature, complexity, and historical context of the legal proceedings, as well as on the assessment of loss in the companies' proceedings, informed by the opinions of both internal and external legal advisors. It is Banco Santander's policy to fully provision the value at risk for proceedings deemed to have a probable loss.

Management understands that the provisions made are sufficient to meet legal obligations and potential losses arising from judicial and administrative proceedings as follows:

c.1) Judicial and Administrative Proceedings Pertaining to Tax and Social Security Matters

Main judicial and administrative proceedings with probable loss risk

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax and social security disputes, which are classified based on the opinion of legal advisors as having a probable loss risk.

Provisional Contribution on Financial Transactions (CPMF) in Client Operations R$1,099,049 (12/31/2022 - R$1,016,253): in May of 2023, the Brazilian Federal Revenue Service issued an infraction notice to Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice to Banco Santander (Brasil) S.A. The notices addressed the levy of CPMF on transactions executed by Santander DTVM in managing its clients' assets and on clearing services provided by the Bank to Santander DTVM, spanning the years 2000, 2001 and 2002. The administrative proceeding concluded unfavorably for both entities. On July 3, 2015, the Bank and Santander Brasil Tecnologia S.A. (the current designation of Produban Serviços de Informática S.A. and Santander DTVM) initiated legal proceedings to annul both tax liabilities. The lawsuit resulted in an adverse verdict and judgment, prompting the filing of a Special Appeal to the Superior Court of Justice ("STJ") and an Extraordinary Appeal to the Supreme Court ("STF"), both awaiting judgment. Based on the legal advisors' evaluation, a provision was established to cover the probable loss in the lawsuit.

Consolidated Financial Statements | December 31, 2023 | F-86

*Values expressed in thousands, except when indicated

National Institute of Social Security (INSS) R$138,250 (12/31/2022 - R$133,593): Banco Santander and its subsidiaries are engaged in judicial and administrative proceedings over the collection of social security contributions and the education charge on various payments which, as per the assessment of legal advisors, do not constitute remuneration under employment law.

Service Tax (ISS) - Financial Institutions - R$379,234 (2022 - R$319,020 and 2021 - R$283,528): Banco Santander and its subsidiaries are administratively and judicially disputing the demand by various municipalities for the payment of ISS on multiple income arising from operations that are not customarily classified as service provision. (Note 22.c.4 – Possible Loss Risk).

c.2) Judicial and Administrative Proceedings Pertaining to Labor Matters

These are legal actions initiated by Labor Unions, Associations, the Labor Public Prosecutor's Office, and former employees, claiming labor rights they believe are due, particularly regarding the payment of "overtime" and other labor rights, including proceedings related to retirement benefits.

For claims regarded as routine and alike in nature, provisions are recorded based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions established according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

Former employees of Banespa

A class action lawsuit was initiated by AFABESP (Association of Retirees and Former Employees of Banespa) seeking the disbursement of the semi-annual bonus stipulated in the Bank's bylaws. The final judgment in the case was unfavorable to Santander. Consequently, each beneficiary of the judgment is now entitled to file an individual lawsuit to receive the owed amount. As of now, there are 7,422 individual lawsuits pending. The risk of loss is considered probable.

Given the varied positions adopted by the judgments for each case, a procedure known as the Incident of Resolution of Repetitive Demands ("IRDR") was initiated before the Regional Labor Court ("TRT") with the aim of establishing objective criteria concerning the claims presented by the Bank, particularly regarding the statute of limitations and the limitation of payments up to December 2006 (Plan V).

Finally, due to conflicting interpretations of the Federal Constitution, a Fundamental Precept Noncompliance Allegation Action ("ADPF") was filed, enabling the Federal Supreme Court ("STF") to resolve the dispute and designate the appropriate statute of limitations for use in individual cases filed.

As of December 31, 2023 the provision has been established based on the estimated probable loss from individual lawsuits against the Bank.

c.3) Judicial and Administrative Proceedings Pertaining to Civil Matters

These provisions typically arise from: (i) claims requesting a review of contractual terms and conditions or monetary adjustment requests, including alleged impacts from the implementation of various government economic plans, (ii) claims related to financing contracts, (iii) enforcement actions, and (iv) claims for compensation for losses and damages. For civil claims deemed routine and alike in nature, provisions are recorded based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions established according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

The main proceedings classified as probable loss risk are detailed below:

Compensatory Actions - These relate to compensation for material and/or moral damages arising from consumer relationships, primarily involving issues related to credit cards, consumer loans, current accounts, collections, loans, and other matters. For claims concerning causes deemed alike and routine for the business, within the normal course of the Bank's operations, provisions are established based on the historical average of settled cases. Claims that do not meet this criterion are provisioned based on an individual assessment, with provisions set according to the probable risk of loss, in compliance with the law and jurisprudence, as determined by the loss assessment conducted by legal advisors.

Consolidated Financial Statements | December 31, 2023 | F-87

*Values expressed in thousands, except when indicated

Economic Plans - These relate to judicial proceedings that claim alleged inflationary adjustments arising from Economic Plans (Bresser, Verão, Collor I and II), on the basis that such plans infringed upon vested rights associated with the application of purportedly owed inflationary indices to Savings Accounts, Judicial Deposits, and Time Deposits ("CDBs"). The provisions for these lawsuits are based on the individualized assessment of loss conducted by legal advisors.

Banco Santander is also a party to public civil actions related to the same subject matter, initiated by consumer protection entities, the Public Prosecutor's Office, or Public Defenders. Provisions are recognized only for cases with a probable loss risk, based on individual enforcement requests. The issue is currently under review by the STF. There is existing jurisprudence in the STF that is favorable to banks concerning economic phenomena similar to that of savings accounts, such as in the case of inflation adjustments to time deposits ("CDBs") and adjustments applied to contracts ("tablita").

However, the jurisprudence of the STF regarding the constitutionality of the regulations that amended Brazil's monetary standard has not yet been established. On April 14, 2010, the Superior Court of Justice ("STJ") ruled that the deadline for initiating public civil actions related to the inflation adjustments is x years from the date of the plans, but this ruling has not yet become final and conclusive. Accordingly, with this decision, a significant number of the claims, as filed after the x-year deadline, are expected to be declared unfounded, thereby reducing the amounts involved. The STJ also ruled that the deadline for individual savers to register for Public Civil Actions is x years, counted from the date of the final judgment of the respective case. Banco Santander is confident in the success of the positions it has advocated before these courts, due to their substance and rationale.

Towards the end of 2017, the Attorney General's Office ("AGU"), the Brazilian Central Bank ("Bacen"), the Consumer Defense Institute ("Idec"), the Brazilian Savers Front ("Febrapo"), and the Brazilian Federation of Banks ("Febraban") entered into an agreement with the objective of resolving the legal disputes related to the Economic Plans.

The discussions were centered on determining the amount to be paid to each claimant, based on the balance in the savings account as of the plan's date. The total amount of the payments will depend on the number of participants, as well as the number of savers who have successfully demonstrated in court the existence of the account and the balance on the anniversary date of the index adjustment. The settlement agreement negotiated between the parties was ratified by the STF.

In a ruling by the STF, a nationwide suspension of all legal proceedings concerning the issue was ordered for the duration of the agreement, except for cases where judgments are being definitively enforced.

On March 11, 2020, the agreement was extended through an addendum, incorporating lawsuits exclusively pertaining to the discussion of the Collor Plan I. This extension is for a term of 5 years, and the ratification of the addendum's terms took place on June 03, 2020.

Management believes that the provisions made are adequate to cover the risks associated with the economic plans, in light of the ratified agreement.

c.4) Contingent Liabilities in Tax, Social Security, Labor, and Civil Matters Classified as Possible Loss Risk

These are judicial and administrative proceedings related to tax, social security, labor, and civil matters, classified, based on the opinion of legal advisors, as carrying a risk of possible loss, therefore, not provisioned.

Tax-related claims classified as possible loss risk amounted to R$ R$34,644,132, with the main proceedings outlined below:

PIS and COFINS- Legal actions brought by Banco Santander (Brasil) S.A. and other entities of the Group to rule out the application of Law No. 9.718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all entities' revenues, and not just revenues arising from the provision of services. In relation to the Banco Santander (Brasil) S.A. case, in 2015 the Federal Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Union in relation to PIS, and dismissed the extraordinary appeal filed by the Federal Public Ministry in relation to the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, through General Repercussion, Topic 372 and partially accepted the Federal Union's appeal, establishing the thesis that it applies PIS/COFINS on operating revenues arising from typical activities of financial institutions. With the publication of the ruling, the Bank presented a new appeal in relation to PIS, and is awaiting analysis.

Based on the assessment of the legal advisors, the risk prognosis was classified as possible loss, with an outflow of appeal not being likely. As of December 31, 2023, the amount involved is R$2,121,173. For other legal actions, the respective PIS and COFINS obligations were recorded.

Social Security Contributions on Profit Sharing ("PLR") - The Bank and its subsidiaries are engaged in legal and administrative proceedings initiated by tax authorities concerning the assessment of social security contributions on payments made for profit sharing. As of December 31, 2023, the amount related to these proceedings totaled approximately R$9,164,600.

Consolidated Financial Statements | December 31, 2023 | F-88

*Values expressed in thousands, except when indicated

Service Tax (ISS) - Financial institutions - Banco Santander and its subsidiaries are contesting both administratively and judicially the imposition by several municipalities of the ISS on various income derived from operations not typically recognized as service provision. As of December 31, 2023, the amounts at risk of possible loss associated with these disputes reached approximately R$4,044,099.

Non-Ratified Tax Offsetting - The Bank and its subsidiaries are engaged in both administrative and legal disputes with the Federal Revenue Service over the non-ratification of tax offsets involving credits from overpayments or undue payments. As of December 31, 2023, the total amount was approximately R$5,080,503.

Amortization of Goodwill from Banco Real Acquisition - The Brazilian Federal Revenue Service issued an infraction notice against the Bank demanding payment of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), including late payment fees, for the base period of 2009. The tax authorities contended that the goodwill arising from the acquisition of Banco Real, which was amortized for accounting purposes prior to its merger, could not be deducted by Banco Santander for tax purposes. The infraction notice has been formally contested, and we are currently awaiting a decision from the Administrative Council for Tax Appeals ("CARF"). In December 31, 2023, the amount approximately R$ 1,637,412.

Loan Operation Losses - The Bank and its subsidiaries contested the tax assessments issued by the Brazilian Federal Revenue, arguing against the improper deduction of losses from loan operations in the calculation bases for Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), on the grounds of allegedly not meeting the requirements of applicable laws. As of December 31, 2023, the amount concerning this dispute was approximately R$1,446,014.

Utilization of Tax Losses and Negative CSLL Base - Notices of infraction issued by the Brazilian Federal Revenue for the fiscal years 2009 and 2019, concerning alleged improper offsetting of tax losses and negative CSLL base, following tax assessments from previous periods. A decision in the administrative court is pending. As of December 31, 2023, the amount was R$2,361,898.

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued notices of infraction demanding the payment of Corporate Income Tax (IRPJ) and Social Contribution on Net Profits (CSLL), including late payment fees, for the tax deduction related to the amortization of goodwill arising from the acquisition of Banco Sudameris, covering the fiscal period from 2007 to 2012. Banco Santander has lodged the necessary administrative defenses and is currently awaiting a decision from the Administrative Council for Tax Appeals ("CARF"). As of December 31, 2023, the amount was approximately R$ 743,918.

IRPJ and CSLL Capital Gains - The Brazilian Federal Revenue Service issued an infraction notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. ("AAB Dois Par")), demanding the payment of corporate income tax and social contribution for the fiscal year of 2005. The Brazilian Federal Revenue Service contends that the capital gain from the sale of shares in Real Seguros S.A. and Real Vida e Previdência S.A by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The notice was administratively contested on the basis that the tax treatment applied to the transaction was in compliance with prevailing tax legislation, and the capital gain had been duly taxed. The administrative proceeding ended unfavorably for the Bank. In July of 2020, the Bank initiated a legal action to annul the debt. The lawsuit is pending judgment. Banco Santander is liable for any adverse outcome in this proceeding as the former controlling entity of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2023, the amount related to this discussion stood at approximately R$ R$549,815.

Withholding Income Tax (IRRF) International Remittances - The Company initiated legal proceedings to remove the levy of Withholding Income Tax (IRRF) on payments for technology services provided by companies domiciled abroad, in accordance with International Treaties between Brazil-Chile, Brazil-Mexico, and Brazil-Spain, aimed at preventing double taxation. A favorable judgment was issued, which was subsequently appealed by the National Treasury to the Federal Regional Court of the 3th Region, where it is currently pending judgment. As of December 31, 2023, the amount was approximately R$918,413.

Liabilities arising from labor litigation with a possible loss risk totaled R$149,992 in the Consolidated Financial Statements, with the following main proceedings:

Adjustment of Banesprev Retirement Supplements through IGPDI - A collective lawsuit filed by Afabesp seeking to modify the index used for adjusting the pension benefits of retirees and former employees of Banespa, hired before 1975.

The lawsuit was decided against Santander, which has filed an appeal. The appeal is currently pending a decision.

Liabilities arising from civil litigation with a possible loss risk totaled R$2,692,210 in the Consolidated Financial Statements, The main process being the compensation action relating to custody services provided by Banco Santander in the expert phase and with no ruling yet.

Consolidated Financial Statements | December 31, 2023 | F-89

*Values expressed in thousands, except when indicated

23. Tax assets and liabilities

a) Income tax and social contribution

The total charges for the period can be reconciled with the accounting profit as follows:

In BRL thousands	2023	2022	2021

Operating Profit Before Tax	11,921,651	19,574,727	24,750,329
Operating Profit Before Tax	11,921,651	19,574,727	24,750,329
Tax Rate (25% income tax and 20% social contribution tax) (4)	(5,364,743)	(8,890,954)	(12,375,164)
PIS and COFINS (net of income and social contribution taxes) (1)	(3,789,866)	(3,629,609)	(1,679,789)
Non-taxable/Non-deductible:
Equity method	108,380	3,880	72,114
Goodwill	-	-	(559,247)
Foreign exchange fluctuation - overseas subsidiaries (2)	-	-	768,902
Non-Deductible Expenses Net from Non-Taxable Income (3)	1,016,111	1,161,311	(230,958)
Adjustments:
Recognition of Income/Social Contribution Taxes on Temporary Differences	127,166	312,227	264,191
Interest on Equity	2,660,040	2,361,830	1,820,072
Effect of CSLL (Social Contribution on Net Profit) Rate Difference (4)	684,133	715,075	1,192,687
Other adjustments	2,135,940	2,730,988	1,536,187
Income taxes	(2,422,839)	(5,235,252)	(9,191,005)
Comprising:
Current taxes	(7,962,995)	(4,597,818)	(8,087,119)
Deferred taxes	5,540,156	(637,434)	(1,103,886)
Taxes paid during the fiscal year	(5,892,511)	(6,077,436)	(4,534,538)
(1)	PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, in accordance with IAS 12, they are recorded as income taxes.
(2)	Permanent differences arising from investments in foreign subsidiaries are classified as non-taxable/deductible (see below for details).

(3)	It mainly includes the tax effect on income from updates to judicial deposits and other income and expenses that are permanent differences.
(4)	In the Consolidated Financial Statements, we account for the difference in CSLL (Social Contribution on Net Profit) tax rates of 9% (non-financial companies), 15% (financial companies), and 20% (banks).

Uncertain tax issues are disclosed in note 22 c.4).

Foreign Exchange Hedge of the Grand Cayman Branch, Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, primarily for the purpose of securing funding in the international capital and financial markets. These funds are used to provide the Bank with lines of credit, which are extended to its clients for the financing of foreign trade and working capital.

To hedge the exposure to foreign exchange fluctuations, the Bank employs derivatives and funding mechanisms. In accordance with Brazilian tax legislation, gains or losses arising from the appreciation or depreciation of the Brazilian Real on foreign investments were not taxable. However, starting in January of 2021, these have become taxable or deductible for the purposes of Income Tax (IR) and Social Contribution on Net Profit (CSLL), whereas gains or losses from derivatives used as hedging instruments are taxable or deductible. The purpose of these derivatives is to protect the net income after taxes.

Law No. 14,031, dated July 28, 2020, stipulates that from January 2021, 50% of the foreign exchange fluctuation on investments abroad must be included in the determination of actual profit and in the tax calculation base for the Social Contribution on Net Profit (CSLL) of the investing legal entity domiciled in the country. From 2022 onwards, the foreign exchange fluctuation will be fully accounted for in the taxable bases of the IRPJ and CSLL.

Consolidated Financial Statements | December 31, 2023 | F-90

*Values expressed in thousands, except when indicated

The distinct tax treatment for PIS and COFINS taxes from these foreign exchange differences induces volatility in "Operating Income Before Tax" and the "Income Taxes" line items. Below are detailed the effects of the operations executed, as well as the aggregate impact of the foreign exchange hedge for the fiscal years ending on December 31, 2023 and 2022:

	2023	2022	2021
Foreign exchange fluctuations (net)
Gains (losses) arising from exchange rate fluctuations on the Bank’s investments in the Cayman, Luxembourg, and EFC Branches	(3,281,452)	(2,643,931)	3,862,128
Gains (losses) on financial assets and liabilities
Income generated from the use of derivative contracts as foreign exchange hedge	3,444,617	2,773,337	(6,374,108)
Income Taxes
Tax effect of derivative contracts used as hedge - PIS/COFINS	(163,165)	(129,406)	275,052
Tax effect of derivative contracts used as hedge - Income/Social Contribution Taxes	-	-	2,236,928

b) Effective tax rate calculation

The effective tax rates are:

In BRL thousands	2023	2022	2021

Operating Income Before Tax	11,921,652	19,574,727	24,750,329
Income Tax	2,422,839	5,235,252	9,191,005
Effective tax rate	20.32%	26.74%	37.13%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank has recorded the following amounts directly in equity:

In BRL thousands	2023	2022	2021

Tax credits recognized in equity	139,356,609	4,853,421	4,583,297
Measurement of securities at fair value through other comprehensive income	136,550,936	2,061,631	1,978,165
Measurement of cash flow hedge	223,487	758,045	388,307
Measurement of investment hedge	562,353	562,352	562,353
Measurement of defined benefit plan	2,019,833	1,471,393	1,654,472
Tax expenses recognized in equity	(140,799,732)	(1,474,107)	(2,349,500)
Measurement of securities at fair value through other comprehensive income	(133,417,362)	(1,465,965)	(2,340,394)
Measurement of cash flow hedge	(430,444)	-	-
Measurement of investment hedge	(1,421,361)	-	-
Measurement of defined benefit plan	(5,530,565)	(8,142)	(9,106)
Total	(1,443,123)	3,379,314	2,233,797

This pertains to deferred tax liabilities recognized in equity, arising from temporary differences accounted for in equity.

d) Deferred taxes

The balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” are presented as follows:

In BRL thousands	2023	2022	2021

Deferred Tax Assets	43,445,704	38,607,588	37,640,297
Comprising:
Temporary differences (1)	37,877,300	33,086,551	32,884,314
Tax loss	5,561,066	5,521,037	4,755,983
CSLL 18%	7,338	-	-
Total deferred tax assets	43,445,704	38,607,588	37,640,297

Deferred tax liabilities	3,699,432	3,642,000	2,225,190
Comprising:
Excess depreciation of leased assets	391,490	289,026	-
Fair value adjustment of trading securities and derivatives	3,307,942	3,352,974	2,225,190
Total deferred tax liabilities	3,699,432	3,642,000	2,225,190
(1)	Temporary differences primarily related to impairment losses on loans and receivables, provisions for judicial and administrative proceedings, and the effect of the fair value on financial instruments.

Consolidated Financial Statements | December 31, 2023 | F-91

*Values expressed in thousands, except when indicated

The changes in the balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” over the last three fiscal years were the following:

In BRL thousands	Balances at December 31, 2022	Adjustment to Income	Fair value adjustments (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2023

Deferred Tax Assets	38,607,588	5,720,657	(950,117)	67,576	-	43,445,704
Temporary differences	33,086,551	5,673,290	(950,117)	67,576	-	37,877,300
Tax loss	5,521,037	40,029	-	-	-	5,561,066
CSLL 18%	-	7,338	-	-	-	7,338
Deferred Tax Liabilities:	3,642,000	169,844	(116,235)	3,823	-	3,699,432
Temporary differences	3,642,000	169,844	(116,235)	3,823	-	3,699,432
Total	34,965,588	5,550,813	(833,882)	63,753	-	39,746,272

Thousand of reais	Balances at December 31, 2021	Adjustment to Income	Adjustments to fair value (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2022

Deferred Tax Assets	37,640,297	2,834,405	(735,734)	(1,131,380)	-	38,607,588
Temporary differences	32,884,314	2,069,351	(735,734)	(1,131,380)	-	33,086,551
Tax loss	4,755,983	765,054	-	-	-	5,521,037
CSLL 18%	-	-	-	-	-	-
Deferred Tax Liabilities:	2,225,190	2,898,723	(647,856)	(834,057)	-	3,642,000
Temporary differences	2,225,190	2,898,723	(647,856)	(834,057)	-	3,642,000
Total	35,415,107	(64,318)	(87,878)	(297,323)	-	34,965,588

In BRL thousands	Balances at December 31, 2020	Adjustment to Income	Adjustments to fair value (1)	Other (2)	Acquisition / Merger	Balance on December 31, 2021

Tax assets:	37,999,396	(3,609,495)	1,696,091	1,554,305	-	37,640,297
Temporary differences	32,131,133	(2,497,215)	1,696,091	1,554,305	-	32,884,314
Tax loss carry forwards	5,693,104	(937,121)	-	-	-	4,755,983
CSLL 18%	175,159	(175,159)	-	-	-	-
Deferred tax liabilities:	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Temporary differences	4,546,595	(1,344,268)	(977,137)	-	-	2,225,190
Total	33,452,801	(2,265,227)	2,673,228	1,554,305	-	35,415,107
(1)	Refers to the tax recognized in equity.
(2)	In 2023, it refers mainly to the net of deferred taxes in the amount of R$63,753 (2022 – R$ (297,323) and 2021 – R$1,554,305), which have the same counterparty and realization period.

Consolidated Financial Statements | December 31, 2023 | F-92

*Values expressed in thousands, except when indicated

e) Expected realization of deferred tax assets

	Deferred Tax Assets				Deferred Tax Liabilities
Year	Temporary differences	Tax losses	CSLL 18%	Total	Temporary differences	Total
2024	12,471,971	304,170	7,338	12,783,479	1,033,718	1,033,718
2025	6,719,740	114,323	-	6,834,063	1,009,210	1,009,210
2026	8,632,828	30,232	-	8,663,060	790,195	790,195
2027	6,972,302	5,307	-	6,977,609	772,793	772,793
2028	2,222,631	1,251,773	-	3,474,404	21,352	21,352
2028 to 2032	857,828	3,833,641	-	4,691,469	72,164	72,164
Until 2033	-	21,620	-	21,620	-	-
Total	37,877,300	5,561,066	7,338	43,445,704	3,699,432	3,699,432

24.	Other liabilities

Next, the breakdown of the balance of the line “Other Liabilities” line item:

In BRL thousands	2023	2022	2021

Provisioned expenses and deferred income (1)	3,768,139	4,127,300	2,649,744
Ongoing transactions (3)	1,206,095	794,786	796,671
Provision for stock-based compensation	368,434	340,789	319,660
Insurance contract liabilities(4)	1,734,544	1,950,220	2,011,596
Other (2)	11,937,017	5,679,249	4,723,707
Total	19,014,230	12,892,344	10,501,378
(1)	Primarily relates to outstanding payments for personnel expenses
(2)	Includes Credits for Funds to be Disbursed, such as Administrative Fees, and Payables from Related Parties and Suppliers.
(3)	Mainly includes amounts to be transferred to credit card networks (funds in transit) and amounts to be disbursed for real estate loan operations.
(4)	Includes the effects of the adoption of IFRS 17, as disclosed in note 1, item c.1.

25.	Other Comprehensive Income

The "Other Comprehensive Income" line balances comprise the amounts, net of the corresponding tax effects, of adjustments to assets and liabilities temporarily recognized in equity, as presented in the Statement of Changes in Shareholders' Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, at which point they are definitively recognized in the Consolidated Statement of Income. The values arising from subsidiaries, interest in associates, and joint ventures are presented, line by line, in the appropriate line items according to their nature.

It is important to note that the consolidated statements of comprehensive income include changes in the "Other Comprehensive Income" line item, as follows:

-   Adjustment to fair value - Gains/(Losses): this includes the net income amount, after deducting expenses incurred during the year, recognized directly in equity. The amounts recognized in equity for the year remain in this line item, even if they are transferred to the income statement or to the initial carrying amount of assets or liabilities, or reclassified to another line item within the same year.

-   Amounts transferred to the income statement: these include the revaluation gains and losses previously recognized in equity, even if within the same fiscal year, which are recognized in the income statement.

-   Amounts transferred to the initial carrying amount of the hedged item: these include the revaluation gains and losses previously recognized in equity, even if within the same fiscal year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

-   Other reclassifications: these include the value of transfers made during the year among various fair value adjustment items.

In the consolidated statements of comprehensive income, "Other Comprehensive Income" is recognized on a gross basis, including amounts related to non-controlling interests, and the corresponding tax effect is presented in a separate line item, except for entities that apply the equity method of accounting, whose amounts are presented net of the tax effect.

Consolidated Financial Statements | December 31, 2023 | F-93

*Values expressed in thousands, except when indicated

a) Financial Assets Affecting Equity

a.1) Financial Assets Measured at Fair Value through Other Comprehensive Income

Other Comprehensive Income – Financial Assets Measured at Fair Value through Other Comprehensive Income includes the net amount of unrealized changes in the fair value of assets classified as measured at Fair Value through Other Comprehensive Income (Note 6), net of taxes.

The breakdown, by type of instrument and the issuer's geographical origin, of adjustments in Other Comprehensive Income – Financial Assets Measured at Fair Value through Other Comprehensive Income (IFRS 9) as of December 31, 2023, is as follows:

In BRL thousands	2023
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	2,533,250	(1,437,728)	1,095,522	58,841,921
Private securities	10,864	(568,948)	(558,084)	194,216
Total	2,544,114	(2,006,676)	537,438	59,036,137

In BRL thousands	2022
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	1,460,128	(2,544,087)	(1,083,959)	54,809,740
Private securities	428,640	(52,114)	376,526	582,438
Total	1,888,768	(2,596,201)	(707,433)	55,392,178

In BRL thousands	2021
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	6,756,252	(9,937,757)	(3,181,505)	101,158,055
Private securities	795,765	(3,965)	791,800	54,545
Total	7,552,017	(9,941,722)	(2,389,705)	101,212,600

At each market disclosure, Banco Santander assesses whether there is any objective evidence that the instruments classified as Financial Assets at Fair Value through Other Comprehensive Income (debt securities) present signs of impairment due to non-recovery.

b) Cash Flow Hedge

Other Comprehensive Income - Cash Flow Hedge includes gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this line item until they are recognized in the consolidated statements of comprehensive income for the periods affected by this hedge (Note 8).

c) Foreign investment hedge and Foreign Investment translation adjustments

Other Comprehensive Income - Net investment in foreign operations hedges includes the net amount of changes in the value of instruments designated as hedges for net investments in foreign operations. In 2022, this hedge was discontinued (Note 8.a5).

Foreign investment translation adjustments include the net amount of differences arising from translating the balances of consolidated entities whose functional currency is not the Brazilian Real into Brazilian Reais (Note 2.a).

Consolidated Financial Statements | December 31, 2023 | F-94

*Values expressed in thousands, except when indicated

26.	Non-controlling interests

"Non-controlling interests" refer to the net value of the equity equivalence of the portion of profit or loss attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of annual profit attributed to subsidiaries.

a) Breakdown

The balance of the "Non-controlling Interests" line item is detailed below:

In BRL thousands	2023	2022	2021

Financial Position of non-controlling interest	403,350	497,342	334,349
Banco PSA Finance Brasil S.A.	-	130,404	129,289
Rojo Entretenimento S.A.	8,165	7,692	6,939
Banco Hyundai Capital	268,859	218,808	183,538
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	(9,379)	(72)	3,109
Toro Corretora de Títulos e valores Mobiliários Ltda.	112,023	115,671	11,474
Toro Investimentos S.A.	21,640	19,899	-
Solution 4fleet Consultoria Empresarial S.A.	25	1,648	-
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	2,017	3,292	-

In BRL thousands	2023	2022	2021

Profit attributable to non-controlling interests	49,499	52,382	31,272
Comprising:
Santander Leasing S.A. Arrendamento Mercantil	-	-	-
Banco PSA Finance Brasil S.A.	8,068	11,657	12,688
Rojo Entretenimento S.A.	697	530	(148)
Banco Hyundai Capital	50,530	41,107	21,563
GIRA, Gestão Integrada de Recebíveis do Agronegócio S.A.	(6,774)	(3,182)	1,569
Toro Corretora de Títulos e Valores Mobiliários Ltda.	(3,212)	2,693	(4,400)
Toro Investimentos S.A.	3,253	1,229	-
Solution 4Fleet Consultoria Empresarial S.A.	(1,785)	(1,023)	-
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	(1,278)	(629)	-

b) Changes

The changes in the balance of "Non-controlling interests" are summarized in the table below:

	2023	2022	2021
In BRL thousands
Balance at the beginning of the fiscal year	497,342	334,349	312,885
Change in the scope of consolidation	-	-	17,415
Incorporation / Acquisition	(134,214)	20,446	-
Dividends paid / Interest on Capital	(6,790)	(7,432)	(19,138)
Capital increase	-	66,957	-
Profit attributable to non-controlling interests	49,499	52,382	31,272
Others	(2,487)	30,640	(8,085)
Balance at the end of the fiscal year	403,350	497,342	334,349

Consolidated Financial Statements | December 31, 2023 | F-95

*Values expressed in thousands, except when indicated

27.	Shareholders’ equity

a) Share capital

Pursuant to the Corporate Bylaws, Banco Santander's share capital may be increased up to the authorized capital limit, without the need for any amendment to its bylaws, through a resolution by the Board of Directors and by issuing up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, in compliance with the legal restrictions regarding the number of preferred shares. Any increase in capital exceeding this limit will require shareholder approval.

At the Extraordinary General Meeting held on March 31, 2021, in the context of the Spin-off of Santander Brasil, which resulted in the segregation of shares it owned, issued by Getnet Adquirência e Serviços para Meios de Pagamentos S.A. ("Getnet"), with the transfer of the spun-off portion to Getnet, it was approved that Santander Brasil's share capital be reduced by a total amount of two billion reais, without the cancellation of shares. Consequently, Santander Brasil's share capital was decreased from fifty-seven billion reais to fifty-five billion reais.

The share capital, fully subscribed and paid up, is divided into registered, book-entry shares with no par value.

	Thousand of shares
	2023			2022
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	124,804	150,621	275,425	120,850	146,392	267,242
Foreign residents	3,693,891	3,529,215	7,223,106	3,697,845	3,533,444	7,231,289
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(27,193)	(27,193)	(54,386)	(31,162)	(31,162)	(62,324)
Total outstanding	3,791,502	3,652,643	7,444,145	3,787,533	3,648,674	7,436,207

	Thousand of shares
				2021
				Common	Preferred	Total
Brazilian residents				109,718	135,345	245,063
Foreign residents				3,708,977	3,544,491	7,253,468
Total shares				3,818,695	3,679,836	7,498,531
(-) Treasury shares				(15,755)	(15,755)	(31,510)
Total outstanding				3,802,940	3,664,081	7,467,021

b) Dividends and interest on equity

Pursuant to Bylaws provisions, shareholders are entitled to a minimum dividend of 25% of the net profit for each fiscal year, adjusted in accordance with applicable legislation. Preferred shares are non-voting and non-convertible into ordinary shares, yet they enjoy the same rights and benefits as ordinary shares, alongside priority in dividend distribution and an additional 10% on dividends paid to ordinary shares, as well as priority in capital repayment, without a premium, in the event of the Bank's liquidation.

The dividends were calculated and paid in accordance with Brazili's Corporation Law.

Before the Annual General Meeting of Shareholders, the Board of Directors may resolve to declare and pay dividends from the profits earned, based on: (i) balance sheets or retained earnings reported in the most recent balance sheet, or (ii) balance sheets prepared for periods shorter than six months, provided that the total dividends paid in each half of the fiscal year do not exceed the value of the capital reserves. These dividends are fully attributed to the mandatory dividends.

CMN Resolution No. 4.885, dated December 23, 2020, prohibits institutions authorized to operate by the Brazilian Central Bank from remunerating their own equity above the higher of: i) 30% of the adjusted net profit, as stipulated in item I of article 20 of Law No. 6.404/76; or ii) the mandatory minimum dividends as defined by article 202 of Law No. 6.404/76, including in the form of Interest on Equity, until December 31, 2020. The regulation also forbids the reduction of share capital, except under specific conditions, and the increase in compensation for its officers, administrators, and members of the Board of Directors and the Fiscal Board.

Below, we disclose the distribution of Dividends and Interest on Equity effected on December 31, 2023, December 31, 2022, and December 31, 2021.

Consolidated Financial Statements | December 31, 2023 | F-96

*Values expressed in thousands, except when indicated

	2023
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Interest on Capital (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Capital (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Capital (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Capital (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000
(1)	Approved by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any compensation for inflation adjustment.
(2)	Approved by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any compensation for inflation adjustment.
(3)	Approved by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any compensation for inflation adjustment.
(4)	Approved by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any compensation for inflation adjustment.
(5)	These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2023.

	2022
		Real per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Dividends (1)(5)	1,300,000	165.95	182.55	348.50	165.95	182.55	348.50
Interest on Capital (1) (6)	1,700,000	217.02	238.72	455.73	184.46	202.91	387.37
Dividends (2)(6)	700,000	89.45	98.40	187.85	89.45	98.40	187.85
Interest on Capital (2) (6)	1,000,000	127.79	140.57	268.36	108.62	119.48	228.10
Interest on Capital (3) (6)	1,700,000	217.75	239.52	457.27	185.09	203.59	388.68
Dividends (4)(6)	820,000	105.02	115.53	220.55	105.02	115.53	220.55
Interest on Capital (4) (6)	880,000	112.71	123.98	236.69	95.80	105.38	201.19
Total	8,100,000
(1)	Approved by the Board of Directors on February 1, 2022, paid on March 4, 2022, without any compensation for inflation adjustment.
(2)	Approved by the Board of Directors on April 14, 2022, paid on May 16, 2022, without any compensation for inflation adjustment.
(3)	Approved by the Board of Directors on August 5, 2022, paid on September 6, 2022, without any compensation for inflation adjustment.
(4)	Approved by the Board of Directors on October 13, 2022, paid on November 22, 2022, without any compensation for inflation adjustment.
(5)	These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2021.
(6)	These will be fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2022

	2021
		Reais per Thousand Shares / Units
	Thousand of reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units

Dividends (1)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (2) (5)	3,400,000	434.04	477.45	911.49	368.94	405.83	774.77
Dividends (3)(5)	3,000,000	382.98	421.28	804.26	382.98	421.28	804.26
Interest on Capital (4) (5)	249,000	31.79	34.97	66.75	27.02	29.72	56.74
Total	9,649,000
(1)	Approved by the Board of Directors on February 2, 2021, paid on March 3, 2021, without any compensation for inflation adjustment.
(2)	Approved by the Board of Directors on July 27, 2021, paid on September 3, 2021, without any compensation for inflation adjustment.
(3)	Approved by the Board of Directors on October 26, 2021, paid on December 3, 2021, without any compensation for inflation adjustment.
(4)	Approved by the Board of Directors on December 28, 2021, to be paid starting from February 3, 2022, without any compensation for inflation adjustment.
(5)	These were fully attributed to the mandatory minimum dividends distributed by the Bank for the fiscal year of 2021.

Consolidated Financial Statements | December 31, 2023 | F-97

*Values expressed in thousands, except when indicated

c) Reserves

The net income, after deductions and legal provisions, will be allocated as follows:

Legal reserve

In accordance with Brazilian corporate legislation, 5% towards the legal reserve until it reaches 20% of the capital. This reserve is established to protect the integrity of the share capital and may only be utilized to offset losses or to increase the capital.

Capital reserve

The Bank's capital reserve comprises: goodwill reserves from the subscription of shares and other capital reserves, and may only be used to absorb losses that exceed retained earnings and profit reserves; redemption, repurchase, or acquisition of the Bank's own shares; addition to the share capital; or payment of dividends to preferred shares under specific circumstances.

Dividend equalization reserve

After the distribution of dividends, any remaining balance, upon a proposal by the Executive Board and approval by the Board of Directors, may be allocated to the establishment of a reserve for dividend equalization, limited to 50% of the Share Capital. This reserve is designed to secure funds for dividend payments, including in the form of Interest on Equity, or their advances, with the objective of maintaining the payout flow to shareholders.

d) Treasury shares

At the meeting held on August 2, 2022, the Board of Directors approved, as a continuation of the buyback program that expired on the same date, a new buyback program for Units and ADRs issued by Banco Santander, either directly or through its branch in Cayman, for retention as treasury shares or for subsequent disposal.

The Buyback Program involves the acquisition of up to 36,986,424 Units, comprising 36,986,424 ordinary shares and 36,986,424 preferred shares, which, as of December 31, 2023, corresponded to approximately 1% of the Bank's share capital. As of Dezember 31, 2023, Banco Santander had 348.147.839 ordinary shares and 375.952.252 preferred shares outstanding.

The buyback program aims to (1) maximize value generation for shareholders by efficiently managing the capital structure; and (2) facilitate the remuneration of directors, managerial staff, and other employees of the Bank and its subsidiaries, in line with the Long-Term Incentive Plans. The duration of the Buyback Program is up to 18 months, starting from August 3, 2022 and concluding on February 5, 2024.

	2023	2022	2021
	Quantity	Quantity	Quantity
	Units	Units	Units
Treasury shares at beginning of the period	31,161	15,755	18,829
Shares Acquisitions	1,272	20,297	91
Payment - Share-based compensation	(5,241)	(4,891)	(3,165)
Treasury shares at end of the period	27,192	31,161	15,755
Balance of Treasury Shares in thousand of reais	R$ 1,105,013	R$ 1,217,545	R$ 711,268
Emission Costs in thousands of Reais	R$ 1,771	R$ 1,771	R$ 1,771
Balance of Treasury Shares in thousands of reais	R$ 1,106,784	R$ 1,219,316	R$ 713,039

Consolidated Financial Statements | December 31, 2023 | F-98

*Values expressed in thousands, except when indicated

Cost/Share Price	Units	Units	Units
Minimum cost (1)	R$7.55	R$7.55	R$7.55
Weighted average cost (1)	R$27.62	R$27.73	R$33.86
Maximum cost (1)	R$49.55	R$49.55	R$49.55
Share Price	R$31.00	R$28.19	R$29.98
(1)	Since the beginning of trading on the stock exchange.

Additionally, for the fiscal year ended December 31, 2023, trading of treasury shares resulted in a gain of R$27,921 (2022 – gain of R$68,895 and 2020 – loss of R$40,820), which was directly recognized in equity under capital reserves.

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period.

	2023	2022	2021

Profit attributable to the Parent	9,449,313	14,287,093	15,528,052

Earnings per share (BRL)
Basic Profit per 1,000 shares (in reais - BRL)
Common shares	1,208.83	1,831.43	1,981.65
Preferred shares	1,329.71	2,014.57	2,179.82
Net Profit attributable - Basic (BRL)
Common shares	4,587,598	6,936,588	7,535,924
Preferred shares	4,861,715	7,350,505	7,992,128

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,795,082	3,787,533	3,802,851
Preferred shares	3,656,223	3,648,674	3,666,423

b) Diluted earning per share

Diluted earnings per share is calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period, and including the potential dilutive effect of long-term compensation programs.

	2023	2022	2021

Profit attributable to the Parent	9,449,313	14,287,093	15,528,052

Earnings per share (in reais - BRL)
Diluted earnings per 1,000 shares (in reais - BRL)
Common shares	1,208.83	1,831.43	1,981.65
Preferred shares	1,329.71	2,014.57	2,179.82
Net Profit attributable - Basic (in reais - BRL)
Common shares	4,587,598	6,936,588	7,535,924
Preferred shares	4,861,715	7,350,505	7,992,128

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,795,082	3,787,533	3,802,851
Preferred shares	3,656,223	3,648,674	3,666,423

Consolidated Financial Statements | December 31, 2023 | F-99

*Values expressed in thousands, except when indicated

29.	Fair value of financial assets and liabilities

According to IFRS 13, the measurement of fair value using a fair value hierarchy that reflects the model used in the measurement process must comply with the following hierarchical levels:

Level 1: Determined based on unadjusted public price quotations in active markets for identical assets and liabilities, including public debt securities, equities, and listed derivatives.

Level 2: Represents derivatives of data other than the quoted prices included in Level 1, which are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices).

Level 3: Derived from valuation techniques that incorporate data for assets or liabilities not based on observable market variables (non-observable data).

Financial Assets and Liabilities Measured at Fair Value through Profit or Loss or through Other Comprehensive Income

Level 1: Securities and financial assets characterized by high liquidity and observable prices in an active market are classified within level 1. This level includes most Brazilian Government Securities (notably LTN, LFT, NTN-B, and NTN-F), stocks listed on the stock exchange, and other securities traded in the active market.

Level 2: When price quotes are not observable, Management, utilizing its own internal models, makes its best estimate of the price that would be established by the market. These models rely on data based on observable market parameters as a key reference. The most reliable evidence of the fair value of a financial instrument at initial recognition is the transaction price, unless the fair value can be derived from other market transactions involving the same or similar instruments, or can be determined using a valuation technique where the variables used include only observable market data, particularly interest rates. These securities are classified at level X of the fair value hierarchy and primarily consist of Government Securities (NTN-A), repurchase agreements, cancellable LCI, and are in a market that is less liquid than those classified at level 1.

Level 3: In cases where information is not based on observable market data, Banco Santander employs internally developed models to accurately measure the fair value of these instruments. Instruments with low liquidity are primarily classified at level 3.

Derivatives

Level 1: Derivatives traded on stock exchanges are classified within level 1 of the hierarchy.

Level 2: Derivatives traded over-the-counter, in the valuation of financial instruments (mainly swaps and options), observable market data such as exchange rates, interest rates, volatility, correlations between indices, and market liquidity are typically utilized.

In pricing the referenced financial instruments, the Black-Scholes model methodology (exchange rate options, interest rate index options, caps, and floors) and the present value method (discounting future values based on market curves) are employed.

Level 3: Non-exchange traded derivatives, for which there is no observable information in an active market, have been classified as level 3, encompassing exotic derivatives.

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

The table below provides a summary of the fair values of financial assets and liabilities for the fiscal years ended on December 31, 2023, 2022 and 2021, classified according to the various measurement methods the Bank has adopted to determine their fair value.

Consolidated Financial Statements | December 31, 2023 | F-100

*Values expressed in thousands, except when indicated

				12/31/2023
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	76,857,391	125,495,820	6,568,685	208,921,896
Debt instruments	74,213,933	6,115,373	3,961,886	84,291,192
Equity instruments	2,643,458	743,991	34,705	3,422,154
Derivatives	-	27,450,135	1,819,517	29,269,652
Loans and advances to customers	-	2,288,135	752,577	3,040,712
Reserves at the Central Bank of Brazil	-	88,898,186	-	88,898,186
Financial Assets Measured At Fair Value Through Other Comprehensive Income	54,822,917	1,618,535	2,610,638	59,052,090
Debt instruments	54,818,332	1,618,535	2,599,270	59,036,137
Equity instruments	4,585	-	11,368	15,953
Hedging derivatives (assets)	-	25,069	-	25,069
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	48,667,180	914,261	49,581,441
Derivatives	-	22,849,596	914,261	23,763,857
Short positions	-	19,831,991	-	19,831,991
Bonds and securities obligations	-	5,985,593	-	5,985,593
Hedging derivatives (liabilities)	-	1,176,571	-	1,176,571

				12/31/2022
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	63,367,187	78,496,001	3,652,114	145,515,302
Debt instruments	61,099,827	2,418,822	2,672,805	66,191,454
Equity instruments	2,267,360	309,657	28,262	2,605,279
Derivatives	-	19,697,923	536,583	20,234,506
Loans and advances to customers	-	1,479,818	414,464	1,894,282
Reserves at the Central Bank of Brazil	-	54,589,781	-	54,589,781
Financial Assets Measured At Fair Value Through Other Comprehensive Income	52,154,497	1,767,733	1,503,441	55,425,671
Debt instruments	52,154,405	1,762,547	1,475,226	55,392,178
Equity instruments	92	5,186	28,215	33,493
Hedging derivatives (assets)	-	1,741,318	-	1,741,318
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	40,512,986	233,762	40,746,748
Derivatives	-	18,465,563	233,762	18,699,325
Short positions	-	22,047,423	-	22,047,423
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	8,921,518	-	8,921,518
Bonds and securities obligations	-	8,921,518	-	8,921,518
Hedging derivatives (liabilities)	-	-	-	-

				12/31/2021
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	50,063,633	36,765,731	3,470,305	90,299,669
Debt instruments	48,184,075	19,329	2,671,208	50,874,612
Equity instruments	1,879,558	183,950	434,809	2,498,317
Derivatives	-	20,503,650	293,810	20,797,460
Loans and advances to customers	-	321,977	70,478	392,455
Reserves at the Central Bank of Brazil	-	15,736,825	-	15,736,825
Financial Assets Measured At Fair Value Through Other Comprehensive Income	98,977,403	1,662,779	601,605	101,241,787
Debt instruments	98,975,973	1,649,925	586,702	101,212,600
Equity instruments	1,430	12,854	14,903	29,187
Hedging derivatives (assets)	-	342,463	-	342,463
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	36,484,135	468,432	36,952,567
Derivatives	-	23,703,576	468,432	24,172,008
Short positions	-	12,780,559	-	12,780,559
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	7,459,784	-	7,459,784
Bonds and securities obligations	-	7,459,784	-	7,459,784
Hedging derivatives (liabilities)	-	446,973	-	446,973

Consolidated Financial Statements | December 31, 2023 | F-101

*Values expressed in thousands, except when indicated

Level 3 Fair Value Changes

The tables below detail the transactions that occurred during the year 2023, 2022 and 2021 for financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value 12/31/2022	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2023
Financial Assets Measured At Fair Value Through Profit Or Loss	3,652,114	(50,682)	1,093,895	1,873,358	6,568,685
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,503,441	30,764	1,090,459	(14,026)	2,610,638
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	233,762	(109,800)	384,082	406,217	914,261

	Fair Value 12/31/2021	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2022
Financial Assets Measured At Fair Value Through Profit Or Loss	3,470,305	(47,892)	(281,213)	510,914	3,652,114
Financial Assets Measured At Fair Value Through Other Comprehensive Income	601,605	(4,792)	325,456	581,172	1,503,441
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	468,432	(176,639)	(89,734)	31,703	233,762

	Fair Value 12/31/2020	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value 12/31/2021
Financial Assets Measured At Fair Value Through Profit Or Loss	4,056,581	(624,506)	(36,051)	74,281	3,470,305
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,297,021	(268,095)	-	(427,321)	601,605
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	753,121	(337,847)	(137,963)	191,121	468,432

Fair Value Changes Linked to Credit Risk

Fair value changes attributable to credit risk are determined based on fluctuations in credit default swap prices relative to similar obligations of the same debtor, when such prices are observable, as credit default swaps more accurately reflect the market's assessment of credit risks for a specific financial asset. When these prices are not observable, the fair value changes attributable to credit risk are calculated as the total of fair value changes not attributable to shifts in the benchmark interest rate or other observable market rates. In the absence of specific observable data, this approach provides a reasonable approximation of the changes attributable to credit risk, estimating margin changes over the benchmark value that the market may demand for the financial asset.

Consolidated Financial Statements | December 31, 2023 | F-102

*Values expressed in thousands, except when indicated

Financial assets and liabilities not measured at fair value

The Bank's financial assets are measured at fair value in the consolidated balance sheet, except for financial assets measured at amortized cost.

Similarly, the Bank's financial liabilities, excluding those held for trading and those measured at fair value, are measured at amortized cost in the consolidated balance sheet.

Consolidated Financial Statements | December 31, 2023 | F-103

*Values expressed in thousands, except when indicated

i) Financial assets measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial assets measured at values other than their fair values and their respective fair values as of December 31, 2023, 2022 and 2021:

					12/31/2023
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	23,122,550	23,122,550	23,122,550	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	25,716,845	25,716,845	-	2,980,557	22,736,288
Loans and advances to customers	514,936,423	514,905,503	-	-	514,905,503
Debt instruments	101,087,321	102,199,262	35,646,863	4,033,706	62,518,693
Balances with The Brazilian Central Bank	81,969,532	81,969,532	-	81,969,532	-
Total	746,832,671	747,913,692	58,769,413	88,983,795	600,160,484

					12/31/2022
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	22,003,439	22,003,439	22,003,439	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	20,713,315	20,713,315	-	2,439,823	18,273,492
Loans and advances to customers	488,735,746	484,362,272	-	-	484,362,272
Debt instruments	81,329,013	81,129,982	23,419,946	9,873,633	47,836,403
Balances with The Brazilian Central Bank	73,046,299	73,046,299	-	73,046,299	-
Total	685,827,812	681,255,307	45,423,385	85,359,755	550,472,167

					12/31/2021
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	16,657,201	16,657,201	16,657,201	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	26,485,913	26,485,913	-	4,129,438	22,356,475
Loans and advances to customers	464,451,587	460,525,749	-	6,044,808	454,480,941
Debt instruments	73,125,011	74,074,095	28,472,612	12,124,154	33,477,329
Balances with The Brazilian Central Bank	69,178,841	69,178,841	-	69,178,841	-
Total	649,898,553	646,921,799	45,129,813	91,477,241	510,314,745

ii) Financial liabilities measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial liabilities measured at values other than their fair values and their respective fair values as of December 31, 2023, 2022 and 2021:

					12/31/2023
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	118,511,957	118,511,957	-	21,632,841	96,879,116
Customer deposits	583,220,576	582,530,160	-	97,165,180	485,364,980
Marketable debt securities	124,397,422	124,265,003	-	-	124,265,003
Debt instruments Eligible Capital	19,626,967	19,626,967	-	-	19,626,967
Other financial liabilities	64,793,584	64,793,584	-	-	64,793,584
Other financial liabilities	910,550,506	909,727,671	-	118,798,021	790,929,650

Consolidated Financial Statements | December 31, 2023 | F-104

*Values expressed in thousands, except when indicated

					12/31/2022
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	116,079,014	116,079,014	-	24,734,029	91,344,985
Customer deposits	489,953,489	489,920,266	-	63,223,998	426,696,268
Marketable debt securities	107,120,875	105,554,365	-	-	105,554,365
Debt instruments Eligible Capital	19,537,618	19,537,618	-	-	19,537,618
Other financial liabilities	62,593,104	62,593,104	-	-	62,593,104
Other financial liabilities	795,284,100	793,684,367	-	87,958,027	705,726,340

					12/31/2021
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of Brazil's Central Bank and deposits of credit institutions	121,005,909	121,005,909	-	26,200,162	94,805,747
Customer deposits	468,961,069	468,960,950	-	60,911,279	408,049,671
Marketable debt securities	79,036,792	79,035,644	-	-	79,035,644
Debt instruments Eligible Capital	19,641,408	19,641,408	-	-	19,641,408
Other financial liabilities	61,448,516	61,448,516	-	-	61,448,516
Other financial liabilities	750,093,694	750,092,427	-	87,111,441	662,980,986

The methodologies and assumptions applied in estimating fair value are outlined below:

Loans and other receivables from credit institutions and customers - The fair value is estimated for groups of similar credit transactions. The fair value of loans is determined by discounting future cash flows using the interest rates of new contracts. In other words, the future cash flow of the current loan portfolio is projected based on contractual rates, and then, spreads derived from new loans are incorporated into the risk-free interest rate curve to calculate the fair value of the loan portfolio. Regarding behavioral assumptions, it is important to underscore that the prepayment rate is applied to the loan portfolio, thereby enabling a more realistic projection of future cash flows.

Brazilian Central Bank deposits and deposits from credit institutions and customers - The fair value of the deposits was calculated by discounting the difference between the cash flows under contractual conditions and the current market rates for instruments with similar maturities. The fair value of variable-rate time deposits was considered to be close to their carrying amount.

Liabilities arising from securities - The fair values of these items were estimated by calculating the discounted cash flows, using the market interest rates for liabilities with similar terms and maturities.

Debt Instruments Eligible as Capital – these refer to the transaction fully executed with a related party, within the context of the Capital Optimization Plan, whose carrying amount is similar to the fair value.

The valuation techniques employed for estimating each level are detailed in note 2.e.

Management reviewed the criteria for classifying the fair value level of assets and liabilities measured at amortized cost, which are presented exclusively for disclosure purposes, and concluded that they are more appropriately classified as level 3, given the observable market data.

30.	Operational Ratios

The Brazilian Central Bank requires financial institutions to maintain a Regulatory Capital (RC), Tier 1 Capital, and Common Equity Tier 1 Capital (CET1) that are compatible with the risks inherent in their activities, exceeding the minimum Required Regulatory Capital, represented by aggregating the credit risk, market risk, and operational risk components.

Consolidated Financial Statements | December 31, 2023 | F-105

*Values expressed in thousands, except when indicated

As established in CMN Resolution No. 4,958/2021, the Regulatory Capital requirement is set at 11.50%%, comprising 8.00% of Minimum Regulatory Capital, 2.50% of Capital Conservation Buffer, and 1.00% of Systemic Risk Buffer. The Tier 1 Capital Ratio stands at 9.50%, and the Minimum Common Equity Tier 1 Capital is 8.00%. Continuing with the implementation of the rules set forth by CMN Resolution No. 4,955/2021, the calculation of capital adequacy ratios is conducted on a consolidated basis, utilizing data from the Prudential Conglomerate, as established by CMN Resolution No. 4,950/2021, demonstrated below:

	Financial Conglomerate
Thousand of reais	2023	2022	2021
Tier I Regulatory Capital	81,259.1	75,943.7	76,969.9
Principal Capital	75,042.8	69,229.0	69,919.8
Supplementary capital	6,216.3	6,714.7	7,050.1
Tier II Regulatory Capital	13,644.2	13,109.8	12,591.3
Regulatory Capital (Tier I and II)	94,903.3	89,053.5	89,561.2
Credit Risk (1)	560,780.9	559,230.6	527,119.3
Market Risk (2)	33,002.7	19,332.1	15,122.2
Operational Risk	60,491.1	60,073.2	58,499.8
Total RWA (3)	654,274.7	638,635.9	600,741.3
Basel I Ratio	12.43	11.89	12.81
Basel Principal Capital	11.48	10.84	11.64
Basel Regulatory Capital	14.51	13.94	14.91
(1)	Credit risk exposures subject to capital requirement calculations under the standardized approach (RWACPAD) are based on the procedures established by BCB Resolution No. 229, dated May 12, 2022.
(2)	Includes the portions for market risk exposures subject to variations in foreign currency coupon rates (RWAjur2), price indices (RWAjur3) and interest rate (RWAjur1/RWAjur4), the price of commodities (RWAcom), the price of shares classified in the trading portfolio (RWAacs) and portions for exposure to gold, foreign currency and transactions subject to exchange variation (RWAcam).
(3)	Risk-Weighted Assets

Banco Santander discloses its Risk Management Report on a quarterly basis, which includes information on risk management, a concise description of the Recovery Plan, capital management, RC, and RWA. The report, providing more detailed insights into the assumptions, framework, and methodologies, is available at www.santander.com.br/ri.

Financial institutions are required to maintain the allocation of funds to fixed assets in alignment with the adjusted Regulatory Capital level. The funds allocated to fixed assets, determined on a consolidated basis, are limited to 50% of the value of the adjusted Regulatory Capital, as per current regulations. Banco Santander is in compliance with the established requirements.

31.	Interest and similar income

Interest and similar income in the consolidated income statement comprise interest accrued during the year on all financial assets with either an implicit or explicit return, calculated by applying the effective interest method, irrespective of the fair value measurement, and adjustments to income as a result of hedge accounting. Interest is recognized on a gross basis, without the deduction of withholding taxes.

The breakdown of the main items of interest and similar income earned in 2023, 2022 and 2021 is presented below:

Thousand of reais	2023	2022	2021

Cash and balances with the Brazilian Central Bank	13,807,832	10,202,362	2,581,083
Loans and advances - Credit institutions	2,234,602	2,722,311	1,116,013
Loans and advances - Customers	81,330,804	73,596,047	55,775,027
Debt instruments	24,195,031	22,001,700	16,957,840
Pension Plans (note 21)	36,973	19,587	19,612
Other interest	6,677,465	6,683,111	1,537,733
Total	128,282,707	115,225,118	77,987,308

Consolidated Financial Statements | December 31, 2023 | F-106

*Values expressed in thousands, except when indicated

32.	Interest and similar expenses

"Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2023, 2022 and 2021 is as follows:

Thousand of reais	2023	2022	2021

Credit institutions deposits	9,828,381	6,736,736	4,712,388
Customer deposits	48,543,885	38,508,954	13,187,967
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	4,998,766	6,951,908	4,536,849
Debt Instruments Eligible to Compose Capital (note 19)	1,925,772	863,394	902,398
Pension Plans (note 21)	189,139	176,224	237,024
Other interest (1)	15,912,730	14,484,725	3,092,216
Total	81,398,673	67,721,941	26,668,842
(1)	It is mainly composed of Expenses with Interest on Repo Agreements

33.	Equity instrument income

The "Equity Instrument Income" line item encompasses dividends and payments received as well as the profits generated by invested entities after the acquisition of equity instruments.

The breakdown of the balance for this line item is presented below:

Thousand of reais	2023	2022	2021

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	18,658	33,985	89,563
Financial Assets Measured At Fair Value Through Other Comprehensive Income	3,521	4,088	477
Total	22,179	38,073	90,040

34.	Fee and commission income

The "Fee and Commission Income" line item includes all fees and commissions accrued to the Bank's benefit during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of reais	2023	2022	2021

Collection and payment services:
Bills	1,040,113	1,097,170	1,228,497
Demand accounts	2,940,423	2,917,271	3,088,728
Cards (Credit and Debit) and Acquiring Services	6,528,718	5,890,549	5,208,160
Checks and other	98,884	109,014	108,487
Orders	905,907	751,766	660,177
Total	11,514,045	10,765,770	10,294,049

Marketing of non-Banking financial products:
Investment funds	510,695	568,455	672,915
Insurance and brokerage commissions	3,646,974	3,524,201	3,499,342
Capitalization plans	712,660	803,052	703,980
Total	4,870,329	4,895,708	4,876,237

Consolidated Financial Statements | December 31, 2023 | F-107

*Values expressed in thousands, except when indicated

Securities services:
Securities underwriting and placement	1,167,677	1,017,763	894,182
Securities trading	291,167	325,960	304,507
Administration and custody	898,058	704,936	640,608
Asset management	1,645	890	946
Total	2,358,547	2,049,549	1,840,243

Other:
Foreign exchange	1,856,492	1,888,194	1,511,807
Financial guarantees	757,770	678,908	804,503
Other fees and commissions	1,097,595	959,594	1,061,250
Total	3,711,857	3,526,696	3,377,560

Total	22,454,778	21,237,723	20,388,089

35.	Fee and commission expenses

The "Fee and Commission Expenses" line item reflects the total amount of fees and commissions paid or payable during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of reais	2023	2022	2021

Commissions assigned to third parties (1)	4,147,976	3,918,115	3,019,496
Other fees and commissions	2,666,837	2,443,728	2,095,292
Total	6,814,813	6,361,843	5,114,788
(1)	Primarily consisting of credit cards.

36.	Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities comprise the fair value adjustments of financial instruments, excluding those related to accrued interest from applying the effective interest method and provisions, as well as the gains or losses incurred from buying or selling financial instruments.

The breakdown of the balance for this line item, categorized by type of instrument, is presented below:

Thousand of reais	2023	2022	2021

Financial Assets Measured At Fair Value Through Profit Or Loss	3,440,830	4,801,086	5,280,479
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(463,844)	(239,777)	(665,853)
Of which: Financial assets at fair value through other comprehensive income
Debt instruments	(42,405)	(42,552)	(432,510)
Equity instruments	(421,439)	(197,225)	(233,343)
Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(247,467)	(407,973)	(4,392,844)
Total	2,729,519	4,153,336	221,782
(1)	Includes the foreign exchange hedge of the Bank’s position in Cayman (note 23).

37.	Foreign exchange fluctuations (net)

Foreign exchange fluctuations reflect the gains or losses on currency transactions, the changes resulting from the conversion of monetary items from a foreign currency to the functional currency, and the gains or losses recognized on non-monetary foreign currency assets at the time of disposal.

Consolidated Financial Statements | December 31, 2023 | F-108

*Values expressed in thousands, except when indicated

Thousand of Reais	2023	2022	2021

Revenue with Exchange Variations	104,400,557	170,221,459	196,480,319
Expenses with Exchange Variations	(103,335,390)	(169,675,569)	(198,482,605)
Total	1,065,167	545,890	(2,002,286)

38.	Other Operating Expenses (Net)

The breakdown of the "Other Operating Income (Expenses)" line item is presented below:

Thousand of reais	2023	2022	2021

Other operating income	714,363	885,774	914,084
Other operating expense	(866,732)	(1,238,328)	(1,559,663)
Contributions to fund guarantee of credit - FGC	(563,421)	(488,448)	(473,801)
Total	(715,790)	(841,002)	(1,119,380)

39.	Personnel expenses

a) Breakdown

The breakdown of the “Personnel Expenses” line item is presented below:

Thousand of reais	2023	2022	2021
Wages and salaries	6,640,403	6,311,240	5,905,394
Social security costs	1,654,056	1,431,129	1,153,164
Benefits	1,659,195	1,602,744	1,434,815
Defined benefit pension plans (note 21)	3,867	6,447	6,415
Contributions to defined contribution pension plans	180,926	128,091	152,156
Share-based compensation	163,695	39,876	24,045
Training	61,686	59,832	54,858
Other personnel expenses	450,098	317,636	294,855
Total	10,813,926	9,896,995	9,025,702

Consolidated Financial Statements | December 31, 2023 | F-109

*Values expressed in thousands, except when indicated

b) Stock-based compensation

Banco Santander maintains long-term compensation programs that are contingent upon the market price performance of its shares. These programs are available to members of Banco Santander's Executive Board, as well as to individuals designated by the Board of Directors. Only those members of the Board of Directors who also serve on the Executive Board are eligible to participate in these plans. These amounts are recorded under the line items Other Liabilities (Note 24) and Personnel Expenses (Note 39.a).

b.1) Local and Global Program

				01/01 to 12/31/2023		01/01 to 12/31/2022		01/01 to 12/31/2021
Program	Liquidity Type	Vesting Period	Period of Exercise
		01/2019 to 12/2021	2022 and 2023	R$ -	(3)	R$ 40,403	(3)	R$ 4,216,667	(3)
		01/2020 to 12/2022	2023	R$ -	(2)	R$ 4,002,000	(2)	R$ 3,668,000	(2)
		01/2020 to 12/2022	2023 and 2024	R$ -	(1)	R$ -	(1)	R$ 2,986,667	(1)
		01/2021 to 10/2024	2024	R$ 18,270,000	(1)	R$ 23,490,000	(1)	R$ 13,520,000	(1)
		01/2023 to 12/2026	2026	R$ 750,000	(1)	R$ -	(1)	R$ -	(1)
		01/2021 to 12/2023	2023	R$ -	(4)	R$ 1,500,000	(4)	R$ 1,834,000	(4)
Local	Santander Brasil Bank Shares	07/2019 to 06/2022	2022	R$ -	SANB11	R$ 111,066	SANB11	R$ 111,962	SANB11
		09/2020 to 09/2022	2022	R$ -	SANB11	R$ 304,594	SANB11	R$ 301,583	SANB11
		01/2020 to 09/2023	2023	R$ -	SANB11	R$ 209,278	SANB11	R$ 249,666	SANB11
		01/2021 to 12/2022	2023	R$ -	SANB11	R$ 139,163	SANB11	R$ 177,252	SANB11
		01/2021 to 12/2023	2024	R$ 292,537	SANB11	R$ 343,863	SANB11	R$ 327,065	SANB11
		01/2021 to 01/2024	2024	R$ 217,291	SANB11	R$ 222,178	SANB11	R$ 30,545	SANB11
		01/2022 to 12/2025	2025	R$ 118,363	SANB11	R$ 66,323	SANB11	R$ -	SANB11
		01/2023 to 12/2026	2026	R$ 15,637	SANB11	R$ -	SANB11	R$ -	SANB11
		2023		80,412	SAN (**)	R$ 159,253	SAN (6)	R$ 309,576	SAN (**)
		2023, with limit for options' exercise until 2030		R$ 420,394	Op. Ações SAN (6)	R$ 832,569	Opções ações SAN (6)	R$ 1,618,445	Opções s/ SAN (**)
		02/2024		R$ 117,601	SAN (7)	R$ 124,184	SAN (7)	R$ 135,632	SAN (**)
		02/2024, with a limit for exercising the options until 02/2029		R$ 350,839	Op. Ações SAN (7)	R$ 370,477	Op. Ações SAN (7)	R$ 404,630	Op. Ações SAN (7)
Global	Santander Spain Shares and Options	2025		R$ 95,786	SAN (7)	R$ 150,703	SAN (7)	R$ -	SAN (7)
		2025, with a limit for exercising the options until 2030		R$ 367,827	Op. Ações SAN (7)	R$ 578,713	Op. Ações SAN (7)	R$ -	Op. Ações SAN (7)
		2026		R$ 199,680	SAN (7)	R$ 199,680	SAN (7)	R$ -	SAN (7)
		2026, with a limit for exercising the options until 2033		R$ 537,637	Op. Ações SAN (7)	R$ 537,637	Op. Ações SAN (7)	R$ -	Op. Ações SAN (7)
		2023, with a limit for exercising the options until 2032		R$ 9,095,000	Ações e opções sobre ações PagoNxt (8)	R$ -	Ações e opções sobre ações PagoNxt (8)	R$ -	Ações e opções sobre ações PagoNxt (8)
		12/2023		R$ 106,147	Ações SAM (9)	R$ -	Ações SAM (9)	R$ -	Ações SAM (9)
				R$ 19,020,000	(1)	R$ 28,992,000	(1)	R$ 26,225,334	(1)
Balance of Plans on December 31, 2023				R$ 9,095,000	(8)	R$ -	(8)	R$ -	(8)
				R$ 643,828	SANB11	R$ 1,436,867	SANB11	R$ 1,198,073	SANB11
				R$ 293,799	SAN (6) (7)	R$ 434,140	SAN (6) (7)	R$ 445,208	SAN (6) (7)
				R$ 1,139,060	Opções ações SAN (6) (7)	R$ 1,781,759	Opções ações SAN (6) (7)	R$ 2,023,075	Opções ações SAN (6) (7)
				R$ 106,147	SAM (9)	R$ -	SAM (9)	R$ -	SAM (9)
(*)	Plan target in Brazilian Reais, to be converted into SANB11 shares contingent upon the attainment of the plan’s performance criteria at the conclusion of the vesting period, based on the share price over the last 15 trading sessions of the month immediate

(**)	Target of the plan in SAN shares and options to be settled in cash at the end of the vesting period, contingent upon the achievement of the plan’s performance indicators.

Consolidated Financial Statements | December 31, 2023 | F-110

*Values expressed in thousands, except when indicated

Our long-term programs are divided into Local and Global plans, each with specific performance indicators and a requirement for participants to maintain their employment relationship until the payment date to be eligible for receipt.

The determination of plan payments is based on the achievement percentage of the indicators, applied to the reference value (target), with Local plans being paid in SANB11 units and Global plans in shares and options of the Santander Group (SAN).

Each participant is assigned a reference value in cash, which is converted into SANB11 units or into shares and options of the Santander Group (SAN), usually based on the trading prices of the last 15 sessions of the month immediately preceding the grant of each plan. Upon the completion of the vesting period, the resulting shares are issued with a one-year lock-up, with this payment still subject to the application of Malus/Clawback provisions, which may reduce or cancel the shares to be delivered in instances of non-compliance with internal regulations and exposure to excessive risks.

Impact on Results

The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

			Consolidated
		01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Program	Settlement Type
Local	Santander Actions (Brazil)	17,097	25,506	20,720
Global	Santander Spain shares and stock options	6,380	3,706	3,534

b.2) Stock-Based Variable Compensation

The long-term incentive plan (deferral) sets forth the criteria for the disbursement of future deferred portions of variable compensation, taking into account sustainable financial foundations over the long term. This includes the possibility of applying reductions or cancellations in response to the risks undertaken and the fluctuations in the cost of capital.

The variable compensation plan, which is linked to Banco Santander shares, is divided into 2 programs: (i) Identified Group and (ii) Other Employees. The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

Program	Participant	Liquidity Type	01/01 to 12/31/2023	01/01 to 12/31/2022	01/01 to 12/31/2021
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	156,962	8,228	63,658
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% in shares (Units SANB11)	223,562	76,275	111,995

Consolidated Financial Statements | December 31, 2023 | F-111

*Values expressed in thousands, except when indicated

40.	Other Administrative Expenses

a) Breakdown

The breakdown of the balance for this line item is as follows:

Thousand of reais	2023	2022	2021

General maintenance expenses	896,232	895,734	889,077
Technology maintenance expenses	2,383,988	2,577,479	2,474,348
Advertising	521,964	540,593	621,425
Communications	501,765	421,522	353,271
Per diems and travel expenses	163,057	72,647	71,840
Taxes other than income tax	173,147	148,950	202,440
Surveillance and cash courier services	524,680	548,759	597,946
Insurance premiums	26,783	21,977	22,374
Specialized and technical services	2,397,149	2,228,715	2,184,139
Technical reports	512,257	425,767	355,343
Others specialized and technical services	1,884,892	1,802,948	1,828,795
Other administrative expenses (1)	1,159,950	886,742	873,857
Total	8,748,715	8,343,118	8,290,717
(1)	As of December 31, 2023, this is predominantly comprised of Business Formalization Expenses of R$949,009 (2022 – R$926,119 and 2021 - R$719,815), Data Processing Expenses of R$157,010 (2022 – R$155,326 and 2021 - R$160,716), Service Expenses of R$152,065 (2022 - income of R$ 52,165 and 2021 - R$ 51,689), and Recovery of Charges and Expenses of R$304,025 (2022– R$ 435,717 and 2021 – R$378,604).

b) Other Information

The “Technical Reports” line item encompasses the fees paid by the various entities within the Consolidated Group to their respective auditors, broken down as follows:

Millions of Reais	2023	2022	2021

Independent audit of the financial statements of the companies included in the consolidation scope	27.1	28.9	26.3

Audit Related	2.9	0.3	0.2
Others	0.5	0.3	0.4
Total	30.5	29.5	26.9

The approximate tax amount, as per Law No. 12.741/2012 was R$4.3 million (2022 - R$4.2 million and 2021 - R$3.8 million).

41.	Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance for this line item is as follows:

Thousand of reais	2023	2022	2021

Gains	1,038,003	62,951	45,780
Tangible and intangible assets	114,159	62,951	45,780
Investments (1)	923,844	-	-
Losses	(39,595)	(40,596)	(60,893)
Tangible and intangible assets	(33,956)	(40,596)	(32,863)
Investments	(5,639)	-	(28,030)
Total	998,408	22,355	(15,113)
(1)	Banco Santander, through its subsidiary Santander Corretora de Seguros, Investimentos e Serviços S.A. ("Santander Corretora"), sold a portion of its equity interest in Webmotors S.A. to Carsales, thereby divesting 40% of the company's share capital in the Consolidated Financial Statements, as detailed in note 3.g.

Consolidated Financial Statements | December 31, 2023 | F-112

*Values expressed in thousands, except when indicated

42.	Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations

The breakdown of the balance of this item is as follows:

Thousand of reais	2023	2022	2021

Composition
Net constitution of reversal of provision of non-financial assets	29,707	47,130	(25,219)
Result on the Sale of non-financial assets	32,260	73,588	81,654
Operating expenses of non-financial assets	(16,772)	(11,591)	(8,810)
Total	45,195	109,127	47,625

43.	Other disclosures

a) Guarantees and commitments

The Bank offers a range of guarantees to help its clients improve their credit standing and enable them to compete effectively. The table below details all the guarantees as of December 31, 2023, 2022 and 2021

As required, the "Maximum potential value of future payments" represents the notional amounts that could be regarded as a loss in the event of a total default by the guaranteed parties, without taking into account possible recoveries from guarantees held or pledged, or recoveries on appeal. There is no correlation between these values and the probable losses on these guarantees. In fact, the "Maximum potential value of future payments" significantly exceeds the inherent losses.

Thousand of reais	2023	2022	2021

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	62,579,329	54,497,392	49,391,839
Financial guarantees	44,891,225	41,456,445	33,192,559
Performance guarantees	1,994,311	2,167,016	1,167,603
Financial letters of credit	15,667,096	10,841,284	14,990,887
Other	26,696	32,647	40,790
Other contingent exposures	3,091,932	2,881,565	4,028,516
Documentary Credits	3,091,932	2,881,565	4,028,516
Total Contingent Liabilities	65,671,261	57,378,957	53,420,355

Commitments
Loan commitments drawable by third parties (1)	177,455,391	158,731,264	145,958,258
Total Commitments	177,455,391	158,731,264	145,958,258

Total	243,126,652	216,110,221	199,378,613
(1)	Includes approved and unutilized limits for overdrafts, credit cards, and other similar facilities.

The Bank provides its clients with financial guarantees in commitments with third parties. The Bank retains the right to seek reimbursement from clients for any amounts it is required to pay under these guarantees. Additionally, cash or other forms of high liquidity collateral may be held against these commitments. These contracts are subject to the same credit assessment process as that applied to loans.

The Bank expects that these guarantees will expire without the need for any cash advances. Therefore, in the normal course of operations, the Bank anticipates that these transactions will have virtually no impact on its liquidity.

Performance guarantees are issued to secure clients' commitments, such as contractually specified investments, and to provide specified products, basic goods, or maintenance or warranty services to third parties, ensuring project completion in accordance with contractual terms, among other obligations. Included within standby letters of credit are guarantees for loan repayment, credit lines, promissory notes, and commercial acceptances. The Bank invariably requires collateral to issue this type of financial guarantee. In documentary credits, the Bank acts as a payment intermediary between commercial entities across different countries (import/export operations). In these transactions, the parties involved handle documents rather than the actual goods these documents represent. Typically, the basic goods traded serve as collateral for the transaction, and the Bank may extend certain credit lines. Commitments for loans redeemable by third parties primarily encompass most credit card lines and commercial commitments. Credit card lines may be unilaterally terminated by the issuer. Commercial commitments are generally one-year lines, contingent upon the client providing requisite information.

Consolidated Financial Statements | December 31, 2023 | F-113

*Values expressed in thousands, except when indicated

The risk criteria for issuing all types of guarantees, standby letters of credit, documentary credits, and all signature risks are generally the same as those used for other credit risk products and, therefore, are subject to the same admission and monitoring standards. Guarantees provided on behalf of clients undergo the same credit quality review process as any other credit risk product. Regularly, at least once a year, the solvency of clients is assessed, as well as the likelihood of these guarantees being executed. Should there be any doubt regarding a client's solvency, provisions are recognized in net profit for the amount of inherent losses, even if no legal proceedings have been initiated against the Bank.

The recognition of provisions for impairment losses related to guarantees and other sureties (note 9.c) is recorded under the line item Impairment losses on financial assets (net) in the consolidated statement of income, and the methodology for its calculation is detailed in note 2.i.

Furthermore, the liability recognized as deferred income for the premium received for providing these guarantees is being amortized over the life of the related guarantees and totals R$282,613 (2022 - R$307,296 and 2021 - R$382,255).

b) Managed funds not recognized on the balance sheet

Banco Santander manages funds in which it does not hold a significant stake, does not act as a "principal," and has no equity interest. Based on the contractual relationship that governs the management of these funds, it is the third-party equity holders who are exposed to, or have rights to, variable returns and possess the ability to influence these returns through their decision-making authority. Additionally, the Bank serves as the manager of the funds, analyzing the remuneration regime, which is proportional to the services rendered, thereby not indicating that the fund manager acts as a "principal" (Note 2.w).

The following are the funds managed by Banco Santander not recognized on its balance sheet:

Thousand of reais	2023	2022	2021

Funds under management	11,871,919	18,934,221	2,770,684
Managed Funds	291,736,828	265,517,852	192,927,475
Total	303,608,747	284,452,073	195,698,159

c) Third-party securities held in custody

As of December 31, 2023, the Bank held in custody third-party debt securities and securities totaling R$ 80,174,807 (2022 - R$ 48,918,436 - and 2021 - R$ 37,998,502).

Consolidated Financial Statements | December 31, 2023 | F-114

*Values expressed in thousands, except when indicated

d) Residual maturity

The breakdown, by maturity, of the balances of Financial Assets and Financial Liabilities at Amortized Cost in the consolidated balance sheet is as follows:

							2023
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	9,213,539	13,909,011	-	-	-	-	23,122,550
Debt instruments	412,242	69,310,969	10,259,106	120,485,997	36,519,808	7,426,528	244,414,650
Equity instruments	2,768,129	365,129	155,528	149,321	-	-	3,438,107
Loans and amounts due from credit institutions	54,683	7,259,224	4,100,331	13,974,320	320,376	7,911	25,716,845
Loans and advances to customer	24,033,838	130,798,304	120,472,284	136,237,815	56,969,138	49,465,756	517,977,135
Derivatives	27,780	7,346,217	874,329	17,727,138	1,035,989	2,283,268	29,294,721
Balances with the Brazilian Central Bank	170,867,718	-	-	-	-	-	170,867,718
Total	207,377,929	228,988,854	135,861,578	288,574,591	94,845,311	59,183,463	1,014,831,726

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	397,566	43,944,781	57,342,156	11,884,064	3,024,168	1,919,222	118,511,957
Customer deposits(1)	73,434,602	248,146,746	105,182,508	99,181,326	53,188,713	4,086,681	583,220,576
Marketable debt securities (1)	-	13,968,517	35,762,179	67,809,219	1,612,849	5,244,658	124,397,422
Debt Instruments Eligible to Compose Capital	-	391,121	812,411	1,260,717	1,416,688	15,746,030	19,626,967
Other financial liabilities	1,492,807	15,473,357	3,863,003	43,925,800	38,617	-	64,793,584
Short positions	-	722,785	1,672,459	3,182,266	2,741,410	11,513,071	19,831,991
Derivatives	-	4,344,309	4,013,055	12,858,091	1,674,379	2,050,594	24,940,428
Total	75,324,975	326,991,616	208,647,771	240,101,483	63,696,824	40,560,256	955,322,925
Difference (assets less liabilities)	132,052,954	(98,002,762)	(72,786,193)	48,473,108	31,148,487	18,623,207	59,508,801

							2022
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	21,588,648	414,791	-	-	-	-	22,003,439
Debt instruments	16,743,026	6,128,498	24,066,831	51,980,394	33,416,823	70,577,073	202,912,645
Equity instruments	2,473,827	42,813	116,447	2,429	-	3,256	2,638,772
Loans and amounts due from credit institutions	53,762	542,117	10,740,281	8,723,942	640,701	12,512	20,713,315
Loans and advances to customer	11,271,204	123,503,143	117,101,333	152,555,108	38,944,000	47,255,240	490,630,028
Derivatives	5,815	4,365,403	2,827,973	4,661,329	3,033,806	7,081,498	21,975,824
Balances with the Brazilian Central Bank	96,850,321	30,787,099	-	-	-	-	127,637,420
Total	148,986,603	165,783,864	154,852,865	217,923,202	76,035,330	124,929,579	888,511,443

Consolidated Financial Statements | December 31, 2023 | F-115

*Values expressed in thousands, except when indicated

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	356,140	95,792,043	236,530	14,468,825	2,902,097	2,323,379	116,079,014
Customer deposits(1)	77,834,830	185,158,988	98,821,185	85,233,350	42,786,508	118,628	489,953,489
Marketable debt securities(1)	2,206,218	12,355,853	32,544,969	44,723,451	10,150,295	5,140,089	107,120,875
Debt Instruments Eligible to Compose Capital	-	6,786,472	875,575	1,358,736	1,526,828	8,990,007	19,537,618
Other financial liabilities	185,609	35,253,913	3,660,383	23,346,129	87,904	59,166	62,593,104
Short positions	-	144,261	3,083,821	4,575,483	5,395,593	8,848,265	22,047,423
Derivatives	-	5,076,938	3,131,463	5,366,782	2,975,559	2,148,583	18,699,325
Total	80,582,797	340,568,468	142,353,926	179,072,756	65,824,784	27,628,117	836,030,848
Difference (assets less liabilities)	68,403,806	(174,784,604)	12,498,939	38,850,446	10,210,546	97,301,462	52,480,595

							2021
							Thousand of reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	15,430,680	1,226,521	-	-	-	-	16,657,201
Debt instruments	1,612,213	119,780,229	20,352,554	5,834,524	38,904,369	38,728,334	225,212,223
Equity instruments	-	-	-	-	-	2,527,504	2,527,504
Loans and amounts due from credit institutions	11,176,922	2,717,359	1,748,733	10,827,639	15,057	203	26,485,913
Loans and advances to customer	70,399,332	82,203,458	84,986,074	152,608,938	31,902,231	42,744,009	464,844,042
Derivatives	-	8,667,809	2,836,098	1,645,538	5,989,792	2,000,686	21,139,923
Balances with the Brazilian Central Bank	69,178,841	15,736,825	-	-	-	-	84,915,666
Total	167,797,988	230,332,201	109,923,459	170,916,639	76,811,449	86,000,736	841,782,472

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions(1)	10,052,363	60,636,478	39,748,331	6,681,493	1,656,909	2,230,335	121,005,909
Customer deposits(1)	86,051,583	79,687,549	56,178,087	163,641,875	83,326,774	75,201	468,961,069
Marketable debt securities(1)	-	28,052,200	5,038,906	35,844,265	9,341,229	760,192	79,036,792
Debt Instruments Eligible to Compose Capital	-	5,552,801	-	14,088,607	-	-	19,641,408
Other financial liabilities	3,935,497	770,492	9,962,122	11,672,615	35,107,790	-	61,448,516
Short positions	-	12,780,559	-	-	-	-	12,780,559
Derivatives	641,571	7,239,697	2,503,888	9,117,265	3,773,251	1,343,309	24,618,981
Total	100,681,014	194,719,775	113,431,334	241,046,120	133,205,953	4,409,037	787,493,234
Difference (assets less liabilities)	67,116,974	35,612,426	(3,507,875)	(70,129,481)	(56,394,504)	81,591,699	54,289,238
(1)	Includes liabilities that may be subject to early settlement, comprising: demand and time deposits, repurchase agreements with clients, Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA).

Consolidated Financial Statements | December 31, 2023 | F-116

*Values expressed in thousands, except when indicated

e) Equivalent value of assets and liabilities in BRL

The main foreign currency balances recorded in the consolidated balance sheet, based on the nature of the respective items, are as follows:

Equivalent Value in Thousand of Reais	2023		2022		2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash	14,163,790	-	10,657,125	-	10,851,016	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	9,524,235	4,258,857	5,895,720	5,376,666	2,587,588	21,784,041
Financial assets measured at fair value through other comprehensive income	15,148,639	-	17,114,102	-	17,102,273	-
Financial assets/liabilities measured at amortized cost	76,408,125	133,451,264	75,695,229	117,277,231	70,283,097	86,184,330
Total	115,244,789	137,710,121	109,362,176	122,653,897	100,823,975	107,968,371

f)	Other Commitments

Banco Santander leases properties, primarily for use as branches, under a standard lease agreement that it may terminate at its discretion. This agreement includes a renewal option and adjustment clauses, falling within the concept of operational leasing.

The total of future minimum lease payments under non-cancellable operational leases is presented below:

	2023	2022	2021

Up to 1 Year	582,294	284,945	715,576
Between 1 to 5 Years	1,132,409	1,044,715	1,420,853
More than 5 Years	734,431	224,536	181,417
Total	2,449,134	1,554,196	2,317,846

Additionally, Banco Santander holds indefinite-term contracts, amounting to R$ 649 (2022 - R$700 and 2021 - R$801), corresponding to the monthly lease payments for contracts of this nature. Lease payments, recognized as expenses in the fiscal year of 2023, totaled R$326,745 (2022 - R$391,408 and 2021 - R$369,482).

Lease agreements will be adjusted annually in accordance with prevailing legislation, where the maximum adjustment is based on the fluctuation of the General Market Price Index ("IGPM"). The lessee is granted the right to unilaterally terminate these agreements at any time, pursuant to contractual clauses and current legislation.

g) Contingent assets

As of December 31,2023,2022 and 2021, contingent assets were not recognized in the accounting records.

44.	Business segment reporting

In accordance with IFRS 8, an operating segment is defined as a component of an entity:

(a)	That engages in activities from which it can generate income and incur expenses (including income and expenses arising from transactions with other components of the same entity);
(b)	Whose operational results are regularly reviewed by the entity’s chief decision-maker responsible for operational decisions regarding the allocation of resources to the segment and assessment of its performance; and
(c)	For which separate financial information is available.

Based on these guidelines, the Bank has identified the following reportable operating segments:

• Commercial Bank

• Global Wholesale Bank (SCIB)

Consolidated Financial Statements | December 31, 2023 | F-117

*Values expressed in thousands, except when indicated

The Bank operates across two segments: the Commercial Segment, catering to both individual and corporate clients (excluding global corporate clients, who are served in the Global Wholesale Banking Segment), and the Global Wholesale Banking Segment, which encompasses Investment Banking and Markets operations, including the Treasury and Equity Business Departments.

The Bank operates both in Brazil and internationally through its branches in Cayman and Luxembourg, as well as its subsidiary in Spain, serving Brazilian clients. Accordingly, it does not present geographical segmentation.

The Income Statements and other relevant data are as follows:

Thousand of reais	2023

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	44,651,967	2,232,067	46,884,034
Equity instrument income	3,514	18,665	22,179
Income from companies accounted for by the equity method	184,889	54,347	239,236
Net fee and commission income	13,269,837	2,370,128	15,639,965
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,125,430)	4,920,116	3,794,686
Other operating expense (net)	(595,993)	(119,797)	(715,790)
TOTAL INCOME	56,388,784	9,475,526	65,864,310
Personnel expenses	(9,753,972)	(1,059,954)	(10,813,926)
Other administrative expenses	(7,866,949)	(881,766)	(8,748,715)
Depreciation and amortization	(2,621,353)	(119,597)	(2,740,950)
Provisions (net)	(4,404,408)	(20,004)	(4,424,412)
Impairment losses on financial assets (net)	(26,582,759)	(1,425,327)	(28,008,086)
Impairment losses on non-financial assets (net)	(250,044)	(129)	(250,173)
Other non-financial gains (losses)	1,043,603	-	1,043,603
OPERATING PROFIT BEFORE TAX (1)	5,952,902	5,968,749	11,921,651
Currency Hedge(1)	(163,165)	-	(163,165)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,789,737	5,968,749	11,758,486

Thousand of reais	2022

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	45,617,896	1,885,281	47,503,177
Equity instrument income	11,239	26,834	38,073
Income from companies accounted for by the equity method	147,676	51,503	199,179
Net fee and commission income	12,538,806	2,337,074	14,875,880
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(360,383)	5,059,609	4,699,226
Other operating expense (net)	(718,459)	(122,543)	(841,002)
TOTAL INCOME	57,236,775	9,237,758	66,474,533
Personnel expenses	(8,985,721)	(911,274)	(9,896,995)
Other administrative expenses	(7,571,376)	(771,742)	(8,343,118)
Depreciation and amortization	(2,479,643)	(105,859)	(2,585,502)
Provisions (net)	(1,207,531)	(7,959)	(1,215,490)
Impairment losses on financial assets (net)	(23,682,848)	(1,145,901)	(24,828,749)
Impairment losses on non-financial assets (net)	(160,479)	(955)	(161,434)
Other non-financial gains (losses)	131,482	-	131,482
OPERATING PROFIT BEFORE TAX (1)	13,280,659	6,294,068	19,574,727
Currency Hedge(1)	(129,406)	-	(129,406)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	13,151,253	6,294,068	19,445,321

Consolidated Financial Statements | December 31, 2023 | F-118

*Values expressed in thousands, except when indicated

Thousand of reais	2021

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	46,236,026	5,082,440	51,318,466
Equity instrument income	10,216	79,824	90,040
Income from companies accounted for by the equity method	105,403	38,781	144,184
Net fee and commission income	13,285,099	1,988,202	15,273,301
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,433,236)	(347,268)	(1,780,504)
Other operating expense (net)	(974,391)	(144,989)	(1,119,380)
TOTAL INCOME	57,229,116	6,696,990	63,926,107
Personnel expenses	(8,220,544)	(805,158)	(9,025,702)
Other administrative expenses	(7,697,346)	(593,371)	(8,290,717)
Depreciation and amortization	(2,342,639)	(91,282)	(2,433,921)
Provisions (net)	(2,176,774)	(2,643)	(2,179,417)
Impairment losses on financial assets (net)	(17,169,630)	56,896	(17,112,734)
Impairment losses on non-financial assets (net)	(163,935)	(1,864)	(165,799)
Other non-financial gains (losses)	32,512	-	32,512
OPERATING PROFIT BEFORE TAX (1)	19,490,760	5,259,568	24,750,329
Currency Hedge(1)	2,511,980	-	2,511,980
ADJUSTED OPERATING INCOME BEFORE TAX (1)	22,002,740	5,259,568	27,262,309

(1)	Includes, within the Commercial Bank, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate fluctuations of offshore investments on net income), with its result recorded in 'Gains (losses) on financial assets and liabilities,' fully offset in the Tax line.

	2023
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,010,503,261	105,149,515	1,115,652,776
Loans and advances to customers	445,085,759	72,891,376	517,977,135
Customer deposits	425,724,599	157,495,977	583,220,576

	2022
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	886,630,727	98,820,102	985,450,829
Loans and advances to customers	417,773,158	72,856,870	490,630,028
Customer deposits	356,744,926	133,208,563	489,953,489

	2021
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	838,267,118	92,941,277	931,208,395
Loans and advances to customers	394,086,048	70,757,994	464,844,042
Customer deposits	344,180,608	124,780,461	468,961,069

Consolidated Financial Statements | December 31, 2023 | F-119

*Values expressed in thousands, except when indicated

45.	Related party transactions

The Bank's related parties include, in addition to its subsidiaries, affiliates, and jointly-controlled entities, the key management personnel of the Bank and entities over which such key management personnel may exert significant influence or control.

Santander has a Related-Party Transactions Policy approved by the Board of Directors, designed to ensure that all transactions covered by the policy are conducted in the best interests of Banco Santander and its shareholders. This policy grants the Board of Directors the authority to approve certain transactions. Additionally, the established rules apply to all employees and administrators of Banco Santander and its subsidiaries.

Transactions and compensation for services involving related parties are conducted in the ordinary course of business and on arm's length terms, encompassing interest rates, terms, and guarantees, without entailing higher collection risks than usual or presenting any additional disadvantages.

a) Compensation of Key Management Personnel

For the period from January to December of 2023, management proposed a total remuneration for the administrators (Board of Directors and Executive Board) of up to R$ 500.000.000 (five hundred million reais), encompassing fixed, variable, and stock-based compensation. This proposal underwent consideration at the Ordinary General Meeting (OGM) held on April 28, 2023.

i) Long-term benefits

The Bank, in line with Banco Santander Spain and other subsidiaries globally within the Santander Group, maintains long-term compensation programs that are tied to the market performance of its share price, contingent upon the achievement of specified targets.

ii) Short-term benefits

The table below presents the Salaries and Fees of the Board of Directors and Executive Management:

Thousand of reais	2023	2022	2021

Fixed Compensation	132,276	115,680	96,544
Variable Compensation - in cash	126,181	117,730	115,627
Variable Compensation - in shares	91,306	87,702	94,607
Others (1)	79,229	61,294	67,883
Total Short-Term Benefits	428,992	382,406	374,661
Variable Compensation - in cash	99,506	95,398	101,837
Variable Compensation - in shares	96,361	99,827	109,918
Total Long-Term Benefits	195,867	195,225	211,755
Total (2)	624,859	577,631	586,416

Additionally, for the fiscal year ended December 31, 2023, charges related to the management's remuneration were incurred, amounting to R$40,863 (2022 - R$36,747 and 2021 - R$32,086).

iii) Contract termination

The termination of the employment agreement with Administrators, due to non-compliance with obligations or at the initiative of the contracted party, does not confer any right to financial compensation, and their accrued benefits will be discontinued.

Consolidated Financial Statements | December 31, 2023 | F-120

*Values expressed in thousands, except when indicated

b) Loan operations

In accordance with current legislation, no loans or advances are granted when involving the following:

I - Officers, Board of Directors and Audit Committee members, as well as their respective spouses and second-degree relatives;

II - Individuals or legal entities holding an interest in Banco Santander's capital exceeding 10%;

III - Legal entities in which Banco Santander holds a capital interest exceeding 10%; and

IV - Legal entities in which any officers, Board of Directors and Audit Committee members, or administrators of the financial institution itself, as well as their spouses and immediate family members up to the second degree, hold a capital interest exceeding 10%.

c) Ownership interest

The table below presents the direct equity interests (ordinary and preference shares) as of December 31, 2023, December 2022 and 2021

	2023
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.8%
Total	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%

	2022
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	-	0.0%	2,696	0.0%
Directors (*)	4,444	0.1%	4,444	0.1%	8,888	0.1%
Others	342,919	9.0%	370,723	10.1%	713,642	9.6%
Total	3,787,533	99.2%	3,648,674	99.2%	7,436,207	99.2%
Treasury shares	31,162	0.8%	31,162	0.8%	62,324	0.8%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.1%
Free Float (2)	342,919	9.0%	370,723	10.1%	713,642	9.5%

	2021
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.07%	-	0.0%	2,696	0.04%
Administrators (*)	4,939	0.13%	5,029	0.11%	9,968	0.13%
Others	357,831	9.4%	385,545	10.5%	743,376	9.9%
Total	3,802,940	99.6%	3,664,081	99.7%	7,467,021	99.6%
Treasury shares	15,755	0.4%	15,755	0.4%	31,510	0.5%
Total	3,818,695	100.0%	3,679,836	100.1%	7,498,531	100.1%
Free Float (2)	357,831	9.4%	385,545	10.5%	743,376	9.9%
(1)	Companies of the Santander Spain Group.
(2)	Comprised of Employees and Others.
(*)	None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

Consolidated Financial Statements | December 31, 2023 | F-121

*Values expressed in thousands, except when indicated

d) Related-party transactions

The following table presents the transactions that occurred between the group's companies:

	Parent (1)		Joint-controlled companies and Other Related Party (2)		Key Management Personnel (3)		Total

	2023	2022	2023	2022	2023	2022	2023	2022
Assets	18,027,308	4,671,501	24,045,989	24,340,579	36,813	25,737	42,110,110	29,037,817
Derivatives Measured At Fair Value Through Profit Or Loss, Net	4,590,150	(3,138,996)	273,338	1,034,184	-	-	4,863,488	(2,104,812)
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	13,252,195	7,800,513	22,583,295	21,408,097	-	-	35,835,490	29,208,610
Loans and other values with customers	184,963	-	1,037,303	1,795,084	23,463	16,380	1,245,729	1,811,464
Other Assets	-	9,984	152,053	103,214	-	-	152,053	113,198
Warranties and Limits	-	-	-	-	13,350	9,357	13,350	9,357
Liabilities	(10,812,203)	(23,541,990)	(8,613,955)	(7,953,565)	(407,621)	(263,592)	(19,833,779)	(31,759,147)
Deposits from credit institutions	(4,484,720)	(10,167,933)	(7,313,483)	(6,846,987)	-	-	(11,798,203)	(17,014,920)
Securities	-	-	(150,237)	-	(76,365)	(201,054)	(226,602)	(201,054)
Customer deposits	-	-	(950,282)	(904,926)	(26,553)	(31,040)	(976,835)	(935,966)
Other Liabilities	(211,265)	(201,380)	(199,953)	(201,652)	(304,703)	(31,498)	(715,921)	(434,530)
Debt Instruments Eligible for Capital	(6,116,218)	(13,172,677)	-	-	-	-	(6,116,218)	(13,172,677)

	2023	2022	2023	2022	2023	2022	2023	2022
Income	1,311,494	(1,217,332)	1,209,548	1,620,385	(618,470)	18,223	1,902,572	421,276
Interest and similar income - Loans and amounts due from credit institutions	349,749	47,120	(1,856)	-	2,835	2,388	350,728	49,508
Warranties and Limits	-	-	-	-	16,276	37,769	16,276	37,769
Interest expense and similar charges - Customer deposits	(6,949)	(111,024)	(242,635)	(276,809)	(638,304)	(22,685)	(887,888)	(410,518)
Fee and commission income (expense)	(67,438)	-	3,469,809	3,432,090	454	495	3,402,825	3,432,585
Gains (losses) on financial assets and liabilities and exchange differences (net)	2,027,362	(88,674)	(1,487,667)	(1,011,261)	269	256	539,964	(1,099,679)
Administrative expenses and amortization	(211,265)	(201,359)	(528,103)	(523,635)	-	-	(739,368)	(724,994)
Debt Instruments Eligible for Capital	(779,965)	(863,395)	-	-	-	-	(779,965)	(863,395)
(1)	Parent - Banco Santander is indirectly controlled by Banco Santander Spain (Note 1.a) through its subsidiaries GES and Sterrebeeck B.V.
(2)	Related entities as disclosed in note 11.
(3)	Refers to the recording in off-balance sheet accounts of loan operation Guarantees and Limits with Key Management Personnel.

Consolidated Financial Statements | December 31, 2023 | F-122

*Values expressed in thousands, except when indicated

46.	Risk management

Risk management at Banco Santander is based on the following principles:

A.	Risk function independence from the commercial department.
B.	Senior Management involvement in decision-making.
C.	Consensus between the Risk and Commercial departments on lending decisions.
D.	Collective decisions, involving the branch network, aimed at fostering diversity of opinions and preventing the assignment of individual decisions.
E.	Use of statistical forecasting tools for default prediction, including internal ratings, credit scoring, behavior scoring, RORAC (Risk-Adjusted Return on Capital), VaR (Value at Risk), economic capital, and scenario analysis, among other methods.
F.	Global perspective, integrating the management of risk factors across business units and employing economic capital as a uniform metric for assessing assumed risk and evaluating management performance.
G.	Common management instruments
H.	Organizational structure
I.	Scopes and responsibilities
J.	Risk limitation
K.	Recognition
L.	Efficient information channels
M.	Maintaining a medium-low risk profile and low volatility through:
•	Portfolio diversification, by limiting concentrations in clients, groups, sectors, products, or geographies; reducing the complexity of market operations; analyzing the social and environmental risks of businesses and projects financed by the Bank; and continuous monitoring to prevent portfolio deterioration.
•	Establishment of policies and procedures that constitute the Normative Risk Model, governing risk-related activities and processes in compliance with directives from the Board of Directors, Brazilian Central Bank regulations, as well as international best practices, aiming to safeguard capital and ensure the profitability of business operations.

At Santander Brasil, the risk control and management process was determined based on the Framework set forth at the corporate level, outlined according to the following phases:

I.	Adaptation of risk management structures and policies in alignment with Banco Santander's risk management principles.

The Corporate Risk Management Framework, approved by Senior Management (Risks), is designed to establish the principles and standards for risk management and control at Banco Santander. It is based on corporate organizational models and complies with the requisite regulatory standards for credit management.

The organizational model consists of the management map, which delineates the responsibilities of each area by risk type, the risk governance function, and the regulatory framework itself.

II.	Risk identification through continuous review and monitoring of exposures, assessment of new products and business ventures, and specific analysis of unique transactions.
III.	Risk measurement using periodically tested methods and models.
IV.	Preparation and distribution of a comprehensive set of reports, which undergo daily review by the Executive Board of Banco Santander.
V.	Implementation of a risk control system that assesses, on a daily basis, the extent to which the Bank's risk profile conforms to approved policies and established limits. The most significant tools and techniques (previously mentioned), currently employed by Banco Santander, are at various stages of maturity regarding their implementation and application within the Bank. For the wholesale segment, these techniques are aligned with corporate-level development. For other segments, models based on internal classifications and score systems, VaR analysis, market risk scenario analysis, and stress testing have already been integrated into the risk management routine, while the integration of expected loss, economic capital, and RORAC into risk management is underway.
VI.	Models based on internal classifications and score systems, which, by assessing the various qualitative and quantitative risk components for each client and transaction, enable the estimation of the probability of default initially, and subsequently, the loss based on LGD estimates.

Consolidated Financial Statements | December 31, 2023 | F-123

*Values expressed in thousands, except when indicated

VII.	Economic capital, as a consistent measure of assumed risk and a basis for evaluating management performance.
VIII.	RORAC, utilized both as a pricing tool in wholesale operations, particularly within global relationship companies (employing a bottom-up approach), and in the analysis of portfolios and business units (using a top-down approach).
IX.	VaR, utilized to control and set market risk limits for the treasury's various portfolios.
X.	Scenario analysis and stress testing to complement market and credit risk assessments in order to evaluate the impact of alternative scenarios, including on provisions and capital.

a) Corporate Governance of the Risk Function

The structure of Banco Santander's Risk Committees is defined in line with a prudent risk management standard, always in compliance with the local regulatory and normative environment. Its primary responsibilities are the following:

A.	Integrate and adapt the Bank's risk culture to the local context, in addition to the risk management strategy, tolerance level, and risk appetite, previously approved by the Executive Committee and the Board of Directors, all in alignment with the corporate standards of Banco Santander Spain;
B.	Assess and approve proposals, operations, and limits, whether related to credit or market, for clients and portfolios;
C.	Conduct periodic monitoring of all inherent business risks, ensuring that the risk profile is aligned with the established risk appetite;
D.	Authorize the use of management tools, local risk models, and understand the results of their internal validation;
E.	Remain informed, assess, and comply with any observations and recommendations that may periodically be issued by supervisory authorities in the execution of their duties;

The credit risk management structure comprises departments operating from a portfolio management perspective and units dedicated to the individualized analysis and decision-making on loans for Individual, Business, and Wholesale clients. A specific area is tasked with consolidating the portfolios and their respective risks, providing support to management, as well as to the Group's headquarters in Spain, offering an integrated risk view.

The credit risk management structure comprises departments operating from a retail and wholesale portfolio management perspective. A specific area is tasked with consolidating the portfolios and their respective risks, providing support to management, as well as to the Group's headquarters in Spain, offering an integrated risk view.

A designated structure is responsible for attending to regulators, supervisors, as well as internal and external auditors.

It features a unit known as ERM-Enterprise Risk Management, composed of a suite of functions that span across all risks, required for their proper management. This structure includes the areas of Methodology (model development and parameterization); Credit Risk Control; Risk Control.

b) Credit Risk

b.1) Introduction to credit risk management

Credit Risk Management supports the formulation of strategies in alignment with risk appetite, while also setting limits that include the analysis of exposure and trends, as well as assessing the effectiveness of the credit policy. The objective is to sustain a risk profile and sufficient minimum profitability to offset the anticipated default, for both individual clients and the overall portfolio, as determined by the Executive Committee and the Board of Directors. Moreover, it is tasked with overseeing the risk management systems and their implementation in the identification, measurement, control, and mitigation of risk exposure in either individual or similarly grouped operations.

Risk Management is specialized according to client characteristics, distinguishing between individualized clients (monitored by dedicated analysts) and clients with similar characteristics (standardized).

•	Individualized management – Conducted by a designated risk analyst, who is responsible for the preparation of analyses, submission to the Risk Committee, and ongoing monitoring of the client's progress. It applies to clients from the Global Wholesale Banking segment (Corporate and Santander Corporate & Investment Banking - SCIB) and Commercial Banking (Portfolio clients, Companies 3, as well as GIU-Governments, Institutions, and Universities).
•	Standardized management – Targeted at individuals and companies not classified as individualized clients. It relies on automated decision-making models and internal risk assessment frameworks, supplemented by commercial units and specialized analyst teams to address exceptions.

Consolidated Financial Statements | December 31, 2023 | F-124

*Values expressed in thousands, except when indicated

Macroeconomic factors and market conditions, as well as sector-wise and geographical concentrations, alongside the profiles of clients and economic forecasts, are also evaluated and considered for a proper assessment of credit risk.

b.2) Measures and evaluation tools

Rating tools

The Bank employs its proprietary rating models to assess the credit quality of a client or transaction. Each rating is linked to a probability of default or non-payment, determined based on the Bank's historical experience, to predict default. These scores/ratings are utilized in the credit risk approval and monitoring process.

The classification of credit exposures into distinct categories is conducted based on an analysis of the client's financial and economic circumstances, as well as other registration information that is regularly updated. New types of operations are subjected to a credit risk assessment and must be verified for compliance with the controls adopted by the Bank.

The ratings assigned to clients are periodically reviewed, incorporating the latest financial information and insights gained from the banking relationship. The frequency of these reassessments is heightened for clients who reach specific thresholds in automated alert systems, as well as for those designated for special monitoring. The rating tools are also continually reviewed and refined to ensure the accuracy of the ratings they assign is continually improved.

Credit risk parameters

We assess all loans with regard to the provision for impairment losses on credit risk.

Loans are individually assessed for impairment or collectively assessed through grouping by similar risk characteristics. Loans that are individually evaluated for impairment losses are not assessed collectively.

To measure the impairment loss of loans assessed individually for impairment, we consider the conditions of the borrowers, including their economic and financial status, level of indebtedness, cash flow generation capacity, management quality, corporate governance, internal controls quality, payment history, industry experience, contingencies, and credit limits. Additionally, we evaluate asset characteristics, such as their nature and purpose, type, adequacy, and liquidity of collateral, drawing on historical impairment experience and other known circumstances at the time of assessment.

To measure the impairment loss on loans assessed collectively for impairment, we segregate financial assets into groups based on their credit risk characteristics and similarities. In other words, according to the segment, type of assets, collateral, and other factors related to historical impairment losses and other known circumstances at the time of assessment. The impairment loss is calculated using statistical models that incorporate the following factors:

Exposure At Default (EAD): refers to the amount of a transaction exposed to credit risk, including the proportion of the current exposure of the outstanding balance that could be realized in the event of default. The developed models incorporate assumptions to account for potential changes in the payment schedule.

Probability of Default (PD): denotes the likelihood of a counterparty failing to fulfill its obligation to repay the principal and/or interest. Within the framework of IFRS 9, this encompasses both the PD-12 months, which is the probability of the financial instrument defaulting within the next 12 months, and the lifetime PD, which is the probability of the transaction defaulting over its remaining term. The estimation of these parameters requires the consideration of relevant future information, as per the standard.

Loss Given Default (LGD): represents the loss incurred upon default. In other words, it quantifies the percentage of exposure that was not recoverable following a default event. The determination of LGD is primarily influenced by the collateral, which serves as a mitigator of the credit risk associated with each financial asset, and the expected future cash flows to be recovered. In accordance with the standard, forward-looking information must be considered in the estimation process.

Discount Rate: the rate applied to the estimated future cash flows over the expected lifespan of the asset, which corresponds to the net present value of the financial instrument relative to its carrying amount.

To estimate the aforementioned parameters, the Bank leveraged its expertise in developing internal models for the calculation of parameters for both regulatory and management purposes.

Consolidated Financial Statements | December 31, 2023 | F-125

*Values expressed in thousands, except when indicated

The table presented in note 9.b outlines the portfolio according to internal risk rating levels and their probability of default.

Thousand of reais	2023	2022	2021

By maturity
Less than 1 Year	287,366,871	269,784,211	270,050,934
Between 1 and 5 years	185,907,482	177,488,141	160,932,317
More than 5 years	78,261,850	77,382,938	62,371,451
Loans and advances to customers, gross	551,536,203	524,655,290	493,354,702

By internal classification of risk
Low	408,973,257	392,397,296	374,505,212
Medium-low	87,232,484	77,992,749	79,216,725
Medium	16,643,774	18,647,136	14,589,977
Medium-High	13,238,069	13,573,901	9,413,110
High	25,448,619	22,044,208	15,629,678
Loans and advances to customers, gross	551,536,203	524,655,290	493,354,702

The expected loan losses, measured using sufficient and available historical data, are detailed below.

			2023
		Probability of default	Default loss
	Exposure

Commercial and industrial	233,946,174	6%	38%
Real Estate Credit - construction	61,747,722	8%	6%
Individual loans	252,687,422	11%	61%
Leasing	3,154,886	1%	37%

			2022

		Probability of default	Default loss
	Exposure

Commercial and industrial	223,321,961	6%	41%
Real Estate Credit - construction	58,242,768	5%	5%
Individual loans	240,227,475	12%	49%
Leasing	2,863,086	1%	26%

			2021

		Probability of default	Default loss
	Exposure

Commercial and industrial	247,674,251	6%	50%
Real Estate Credit - construction	54,738,606	2%	8%
Individual loans	188,408,840	10%	61%
Leasing	2,533,004	2%	31%

b.3) Observed losses: credit cost measures

Each month, the Bank estimates the losses associated with credit risk and subsequently compares these estimates with the actual losses incurred during the month. Periodic analyses are conducted to monitor and maintain control over credit risk.

To complement the use of admission and rating models, Banco Santander employs additional measures to support the prudent and effective management of credit risk, based on observed losses.

The cost of credit is calculated by adding the loan losses incurred over the fiscal year to the average loan portfolio for the same period.

b.4) Credit risk cycle

Banco Santander has a global perspective of its loan portfolio across all stages of the risk cycle, with a level of granularity that enables the assessment of the current risk situation and potential movements. This mapping is overseen by the Board of Directors and the Executive Committee of the bank, which are responsible for setting risk management policies and procedures, limits, and delegating authority, in addition to approving and supervising the department's operations.

Consolidated Financial Statements | December 31, 2023 | F-126

*Values expressed in thousands, except when indicated

The credit risk management process involves the identification, measurement, analysis, control, negotiation, mitigation, and decision-making on the risks incurred in the operations of the Bank and its affiliated entities within the Conglomerate. The credit cycle comprises three distinct stages:

•	Pre-sales: encompasses the planning activities, goal setting, assessment of Banco Santander's risk appetite, approval of new products, risk analysis, credit rating procedures, and definition of limits;
•	Sales: this involves the decision-making process for pre-classified and specific operations; and
•	After-sales: this includes the processes of monitoring, measurement, and control, as well as the management of the recovery process.

Planning and setting risk limits

This process identifies the Bank's risk appetite by evaluating business proposals and assessing its risk position.

It is determined based on the risk appetite approved by the Bank's Management and its units.

In the context of individualized risks, the client constitutes the foundational level, for whom specific limits are set.

For SCIB clients, a pre-classification model is utilized, which is based on a system for measuring and monitoring economic capital. With respect to the Corporate segment, the operational limit model is applied, utilizing maximum nominal credit values.

For clients under standardized risk management, portfolio limits are established through loan management programs (LMP), a document that is pre-agreed upon by the business and risk departments, and approved by the Executive Committee. This document specifies the expected outcomes for the business in terms of risk and return, as well as the limits to which both the activity and risk management are subject. This client segment receives a more automated Risk treatment.

Risk analysis and rating process

Risk analysis is a prerequisite for the Bank's credit approval for clients. This analysis involves examining the counterparty's ability to fulfill its contractual obligations to the Bank, which includes assessing the client's credit quality, risk operations, solvency, and the intended return in light of the assumed risk.

This risk assessment is conducted at least annually, and may be revised more frequently if warranted by the client's risk profile (due to centralized alert systems or visits from the manager or credit analyst), or if there are specific transactions outside of the pre-classification.

Decision-making on operations

The decision-making process for operations is designed to analyze and implement measures in accordance with pre-established policies, factoring in the risk appetite and any significant elements of the operation for the purpose of assessing risk and return.

The Bank employs, among other methodologies, the RORAC (Risk-Adjusted Return on Capital) approach for analysis and pricing in its decision-making process concerning operations and business activities.

Risk monitoring and control

In the retail banking segment for individual customers, clients are systematically assessed through a daily credit scoring process.

This process enables the reassessment of credit exposure, allowing for increases in exposure for clients exhibiting good credit quality. In the event of detecting a deterioration in risk level, it automatically triggers actions for credit risk containment and the implementation of preventive measures.

In instances of individualized management, the preemptive detection of credit quality deterioration within an operation falls under the joint responsibility of the commercial manager and the risk analyst. Furthermore, risk monitoring is conducted through a continuous observation process, aimed at the early identification of incidents that may occur in the evolution of operations, clients, and their environment.

This monitoring may lead to the client's classification under SCAN (a system designed to differentiate management levels and dictate the appropriate actions on a case-by-case basis).

Consolidated Financial Statements | December 31, 2023 | F-127

*Values expressed in thousands, except when indicated

Risk control function

The control function is executed by assessing risks from various complementary perspectives, with the main pillars being control by location, business area, management model, product, and process. This approach facilitates the identification of specific situations necessitating decision-making. The objective is to gain a comprehensive understanding of the Bank's loan portfolio across all stages of the credit cycle, with a degree of detail enabling the evaluation of the current risk situation and potential changes.

Shifts in the Bank's exposure to credit risk are continuously and systematically monitored. The effects of these changes on future exogenous situations, as well as those stemming from strategic decisions, are assessed with the aim of implementing measures that restore the loan portfolio's profile and value back to the parameters set by the Executive Committee.

b.5) Credit Recovery

Operational strategies and channels are determined based on the number of days past due and the respective amounts, resulting in a Responsibilities Map and always prioritizing, as the primary option, the customer's recovery.

Behavioral scoring tools are utilized to assess the collection performance of specific groups, aiming to reduce costs and enhance recovery efforts. These models are designed to estimate the likelihood of customer default by optimizing collection strategies, so that customers with a lower probability of recovery are targeted with timely interventions. In instances where there is a higher likelihood of repayment, the emphasis is placed on maintaining a healthy relationship with customers. All customers facing significantly overdue payments or those with restructured loans are subjected to internal restrictions.

Clients with higher volumes at Risk are assigned a portfolio-based recovery model, with commercial oversight and a recovery specialist.

b.6) Credit risk from other perspectives

Certain areas and/or specific perspectives on credit risk warrant the attention of specialists, in addition to the management of overall risk.

Concentration risk

Concentration risk is a critical factor in credit risk management. The Bank continuously monitors the concentration of credit risk within its portfolios, by economic sector, geographical location/country, customer groups, and product types.

The Risk Committee establishes risk policies and assesses the necessary exposure limits for the effective management of credit risk concentration within the portfolio. From a sector-wise perspective, the distribution of the corporate client portfolio is appropriately diversified.

The Risk Executive Vice Presidency at the Bank works in conjunction with the Strategic Finance Executive Vice Presidency in the management of loan portfolios. This involves reducing the concentration of exposures through various techniques, including maintaining guarantees to mitigate corporate risk, deploying derivatives for hedging purposes, and executing securitization transactions to optimize the portfolio's overall risk/return ratio.

Credit risk from financial market operations

This topic encompasses the credit risk associated with treasury operations conducted with clients, particularly credit institutions. These operations are carried out through financing products in the money market involving various financial institutions and by employing instruments held for the purpose of serving clients.

Risk management is conducted with the support of an integrated real-time system, enabling the Bank to ascertain, at any moment, the unused exposure limit with respect to any counterparty, any product, and any maturity across all units of the Bank.

Credit risk is measured at its current fair value and its potential value (the value of exposure, considering future shifts in relevant market factors). Consequently, the Equivalent Credit Risk (ECR) is defined as the sum of the net replacement value plus the future maximum potential value of the contracts.

Social and Environmental Risk

The Social and Environmental Responsibility Policy (PRSA) of Banco Santander, pursuant to CMN Resolution No. 4.945/2021 and Febraban's SARB Regulation No. 14, sets out guidelines and consolidates specific policies for social and environmental practices in its business operations and in its engagement with stakeholders. These practices encompass the management of social and environmental risks, impacts, and opportunities, focusing on areas such as the adequacy in the granting and use of loans, supplier management, and the assessment of social and environmental risk, which entails the evaluation of the social and environmental practices of Wholesale and Companies 3 clients (a segment for business customers within Retail), who have credit limits or credit risks exceeding R$ 5 million and are part of the 14 sectors flagged for social and environmental scrutiny. In this context, social and environmental risk is assessed with the aim of mitigating operational, capital, credit, and reputational risks. Since 2009, Santander has been a signatory to the Equator Principles, applying this framework to minimize social and environmental risks in the financing of large-scale projects.

Consolidated Financial Statements | December 31, 2023 | F-128

*Values expressed in thousands, except when indicated

The mitigation of social and environmental risks in the financing of large projects is conducted through analyses adhering to the Equator Principles, a set of social and environmental criteria referenced in the International Finance Corporation (IFC) Performance Standards on Environmental and Social Sustainability and the World Bank Group's Environmental, Health, and Safety Guidelines.

The commitments undertaken in the PRSA are detailed in other Bank policies, including the Anti-Corruption Policy, Supplier Relationship and Approval Policies, and the Social and Environmental Risk Policy, in addition to the Private Social Investment Policy, which is intended to guide the strategy in this field and establish guidelines for social programs that reinforce this strategy.

b.7) Credit Management - Main changes

The trends observed in 2023 were consistent with those of 2022, during which we observed a challenging economic environment. The Bank succeeded in maintaining the high quality of its business, evidenced by an improvement in the non-performing loan ratio, primarily due to the enhanced quality observed in the new vintages, coupled with the write-off of older vintages. As of December 2023, this ratio stood at 7.23% compared to 7.5% in December 31, 2022 and 5.5% in December 31, 2021. Below is a table illustrating the evolution of the main credit indicators.

	2023	2022	2021

Credit risk exposure - customers (Thousand of Reais)	719,880,991	664,537,247	621,091,057
Loans and advances to customers, gross (note 9)	551,536,203	524,655,290	493,354,702
Contingent Liabilities - Guarantees and other sureties (note 43.a)	65,671,261	57,378,957	53,420,355
Private securities	102,673,488	82,503,000	74,316,000
Non-performing loans ratio (%)	7.23%	7.50%	5.46%
Impairment coverage ratio (%)	88.13%	89.80%	110.40%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	35,152,998	35,211,623	29,723,376
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*)	RAWO = Recoveries of Assets Derecognized.

The Bank incorporates forward-looking information in both its assessment of whether the credit risk of a financial instrument has substantially increased since its initial recognition and in its measurement of expected loan losses. Drawing on guidance from its internal committees and economic experts, and taking into account a range of actual and forecasted external information, the Bank develops a base scenario as well as other possible scenarios. This process involves projecting two or more additional economic scenarios and assessing the respective probabilities of each outcome. External information includes economic data and forecasts published by government agencies, monetary authorities, and selected analysts from the private sector and academia.

The base case represents the most probable outcome and aligns with the information the Bank uses for other purposes, including strategic planning and budget formulation. The alternative scenarios depict outcomes that are either more optimistic or more pessimistic. Periodically, the Bank conducts stress tests on more extreme shocks to refine its assessment of these alternative scenarios.

c) Market Risk

Market risk represents exposure to risk factors such as interest rates, exchange rates, commodity prices, stock market prices, and other financial instruments, contingent upon the product type, transaction volume, duration, contractual terms, and underlying volatility.

The Bank operates in accordance with global policies, framed within its risk tolerance perspective and aligned with its objectives in Brazil and internationally. To achieve this, it has developed its own Risk Management model, adhering to the following principles:

•	Functional independence;
•	Executive capability sustained by knowledge and close customer relationships;
•	Global reach of the function (diverse risk types);
•	Collective decision-making that evaluates all possible scenarios without compromising outcomes with individual decisions, including the Executive Risk Committee for Brazil, which establishes limits and approves operations, and the Executive Committee for Assets and Liabilities, responsible for the management of capital and structural risks, encompassing country risk, liquidity, and interest rates;

Consolidated Financial Statements | December 31, 2023 | F-129

*Values expressed in thousands, except when indicated

•	Management and optimization of the risk/return equation; and
•	Risk management methodologies, such as Value At Risk - VaR (historical simulation over 521 days, with a confidence level of 99% and a one-day time horizon), scenarios, sensitivity of net interest income, sensitivity of fair value of equity, and contingency planning.

The Market Risk structure is part of the Risk Vice Presidency, an independent unit that implements risk policies in accordance with the directives from the Board of Directors and the Risk Division of the Santander Group Spain.

c.1) Activities subject to market risk

The measurement, control, and monitoring of market risk encompass all operations where asset risk is assumed. This risk arises from fluctuations in risk factors - including interest rates, exchange rates, equities, commodity prices, and the volatility of these factors - as well as from solvency and liquidity risks associated with the various products and markets in which the Bank operates.

The activities are segmented by type of risk, as follows:

I.	Financial intermediation: this item encompasses financial services provided to clients, financial intermediation operations and positioning, particularly in fixed-income securities, foreign exchange, and equities.
II.	Balance sheet management: the objective of balance sheet risk management is to stabilize the net interest income of the commercial area and the economic value of the Bank, so as to maintain adequate liquidity and solvency levels. Risk is assessed based on the balance sheet's exposure to interest rate movements and liquidity levels.
III.	Structural Risks:
•	Structural foreign exchange risk/earnings hedge: exchange rate risk arising from the currency in which investments in consolidated and non-consolidated entities are made (structural exchange rate). This item also includes positions taken to hedge against the foreign exchange risk in future earnings generated in currencies other than the Brazilian Real (earnings hedge).
•	Structural equity risk: this item includes equity interests in both financial and non-financial and non-consolidated entities that may present an equity risk.

The Financial Management area is responsible for centrally managing balance sheet and structural risks by applying standardized methodologies tailored to the specific conditions of each market in which the Bank operates. In the Convertible Currencies segment, Financial Management directly oversees the risks at the Headquarters and coordinates the risk management of other units operating in these currencies. Decisions impacting the management of these risks are made by the ALCO (Asset Liability Committee) in the respective countries.

The purpose of the Financial Management area is to ensure the stability and recurring nature of both the net interest margin arising from commercial activities and the Bank's economic value, while maintaining adequate levels of solvency and liquidity.

Each of these activities is measured and analyzed using various tools to accurately reflect their risk profiles as precisely as possible.

Interest Rate Risk

The table below consolidates, by product, the cash flows from operations within our group of companies that earn interest income. These operations are reported at their book balance as of the closing dates for the years 2023, 2022, and 2021. It is not associated with the management of risks related to changes in interest rates or the mismatching of indices, which is conducted through the monitoring of market metrics. However, it facilitates the assessment of concentrations of maturities and potential risks. Below this, the balances of the same products are presented at their redemption value at maturity, with the exception of the line concerning receivables and liabilities from derivative contracts.

Consolidated Financial Statements | December 31, 2023 | F-130

*Values expressed in thousands, except when indicated

					2023
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	1,591	1,591
Debt instruments	-	-	-	-	1,591	1,591
Financial assets measured at fair value in profit or loss	17,088	5,722	7,003	45,863	30,323	105,999
Debt instruments	8,822	1,425	4,940	35,164	26,137	76,488
Equity instruments	22	1	3	17	-	43
Derivatives	8,244	4,296	2,060	10,682	4,186	29,468
Financial assets not intended for trading Mandatory measured at the fair value of the result	-	-	-	-	183	183
Debt instruments	-	-	-	-	183	183
Financial assets measured at fair value in other comprehensive income	1,237	4,360	2,684	44,722	10,994	63,997
Debt instruments	1,237	4,360	2,684	44,722	10,994	63,997
Financial Assets Measured at Amortized Cost	135,427	105,253	86,314	220,663	84,800	632,457
Loans and Other Amounts with Credit stitutions	86,391	1,394	3,496	2,978	-	94,259
Loans and advances to customers	37,176	96,038	68,597	183,156	73,832	458,799
Debt Instruments	11,860	7,821	14,221	34,529	10,968	79,399
Total	153,752	115,335	96,001	311,248	127,891	804,227
Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in income Held for Trading	30,627	4,972	1,779	9,467	4,101	50,947
Derivatives	6,863	4,972	1,779	9,467	4,101	27,183
Short Positions	23,764	-	-	-	-	23,764
Financial liabilities at amortized cost	212,885	139,140	130,337	221,561	28,280	732,203
Deposits from the Central Bank of Brazil and deposits from credit institutions	7,189	36,767	32,650	10,595	7,380	94,580
Customer deposits	197,507	70,908	80,260	151,046	53	499,774
Bonds and securities	8,189	31,465	17,427	59,920	4,360	121,361
Debt Instruments Eligible to Capital	-	-	-	-	16,488	16,488
Total	243,512	144,113	132,116	231,028	32,381	783,150

					2022
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	3,957	3,957
Debt instruments	-	-	-	-	3,957	3,957
Financial assets measured at fair value in profit or loss	5,032	5,565	3,054	26,272	25,998	65,921
Debt instruments	311	3,909	2,159	16,270	22,222	44,871
Equity instruments	19	2	3	25	-	49
Derivatives	4,702	1,654	892	9,977	3,776	21,001
Financial assets measured at fair value in other comprehensive income	37,965	4,045	1,579	39,131	22,466	105,186
Debt instruments	37,965	4,045	1,579	39,131	22,466	105,186
Financial Assets Measured at Amortized Cost	137,112	145,444	91,631	201,562	113,717	689,466
Loans and Other Amounts with Credit stitutions	77,825	900	1,878	1,989	-	82,592
Loans and advances to customers	56,937	138,981	82,676	171,664	96,884	547,142
Debt Instruments	2,350	5,563	7,077	27,909	16,833	59,732
Total	180,109	155,054	96,264	266,965	166,138	864,530

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in income Held for Trading	21,891	1,444	1,552	8,425	3,417	36,729
Derivatives	4,892	1,444	1,552	8,425	3,417	19,730
Short Positions	16,999	-	-	-	-	16,999
Financial liabilities at amortized cost	280,644	115,169	116,122	183,013	31,518	726,466
Deposits from the Central Bank of Brazil and deposits from credit institutions	22,451	40,711	18,007	8,710	7,903	97,782
Customer deposits	252,621	48,217	75,869	125,473	26	502,206
Bonds and securities	5,572	26,241	22,246	48,830	4,174	107,063
Debt Instruments Eligible to Capital	-	-	-	-	19,415	19,415
Total	302,535	116,613	117,674	191,438	34,935	763,195

Consolidated Financial Statements | December 31, 2023 | F-131

*Values expressed in thousands, except when indicated

					2021
Position of accounts subject to interest rate risk					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	-	-	-	-	3,122	3,122
Debt instruments	-	-	-	-	3,122	3,122
Other Financial Assets At Fair Value Through Profit Or Loss	5,573	4,197	5,031	16,365	8,023	39,189
Debt instruments	355	850	2,261	8,786	5,539	17,791
Equity instruments	21	1	8	11	3	44
Derivatives	5,197	3,346	2,762	7,568	2,481	21,353
Financial assets not intended for trading Mandatory measured at the fair value of the result	54,012	1,007	4,690	50,092	15,833	125,635
Debt instruments	54,012	1,007	4,690	50,092	15,833	125,634
Financial Assets Measured at Amortized Cost	109,330	98,848	78,187	172,736	78,053	537,155
Loans and advances - Credit institutions	73,290	1,464	2,041	2,313	-	79,108
Loans and advances - Customers	34,989	94,872	55,118	150,204	76,554	411,737
Debt instruments	1,051	2,512	21,028	20,219	1,499	46,309
Total	168,915	104,052	87,908	239,193	105,032	705,102

Interest-bearing liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	289,743	106,358	102,585	165,145	25,366	689,197
Deposits from the Central Bank of Brazil and deposits from credit institutions	33,714	46,465	25,626	10,610	2,742	119,157
Customer deposits	252,070	48,364	67,467	105,690	23	473,614
Bonds and securities	3,959	11,529	9,492	48,845	3,097	76,922
Debt Instruments Eligible to Compose Capital	-	-	-	-	19,504	19,504
Total	308,698	108,922	104,776	176,341	28,069	726,806

Currency Risk

			2023
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	214,500	1,043	3,794	219,337
Loans and advances to customers	3,699	2,585	90	6,374
Derivatives	267,585	11,024	9,002	287,611
Others	3,687	-	-	3,687
Total	489,470	14,652	12,887	517,009

Liabilities:	Dólar	Euro	Others	Total

Funding in foreign currency	154,096	851	2,873	157,820
Derivatives	238,389	14,392	8,183	260,964
Others	99,544	3,043	1,733	104,320
Total	492,029	18,286	12,789	523,105

Consolidated Financial Statements | December 31, 2023 | F-132

*Values expressed in thousands, except when indicated

			2022
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	180,331	3,156	3,922	187,409
Loans and advances to customers	4,515	3,818	463	8,796
Derivatives	261,584	10,126	7,702	279,412
Others	3,208	-	-	3,208
Total	449,638	17,100	12,087	478,825

Liabilities:	Dólar	Euro	Others	Total

Funding in foreign currency	116,957	1,676	1,668	120,301
Derivatives	202,299	14,361	9,571	226,231
Others	132,513	996	815	134,324
Total	451,769	17,033	12,054	480,855

			2021
Position of accounts subject to currency risk			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	114,021	1,337	5,163	120,521
Loans and advances to customers	5,529	2,218	608	8,355
Derivatives	289,245	14,190	8,011	311,446
Others	1,251	-	-	1,251
Total	410,046	17,745	13,782	441,573

Liabilities:	Dólar	Euro	Outros	Total

Funding in foreign currency	80,991	2,194	2,130	85,315
Derivatives	225,554	14,279	8,631	248,464
Others	105,570	1,220	2,912	109,702
Total	412,115	17,693	13,673	443,482

c.2) Methodologies

Financial Intermediation

Banco Santander has been calculating the minimum capital requirement for market risks using an internal model since its approval by the Brazilian Central Bank in May of 2018.

The standard methodology for measuring and controlling market risks in financial intermediation activities conducted by Banco Santander in 2023, 2022 and 2021 was Value at Risk (VaR), which quantifies the maximum expected loss at a specified confidence level over a given period. This methodology employs a standard historical simulation with a confidence level of 99% and a one-day horizon. Statistical adjustments were made to efficiently incorporate the most recent events impacting the level of risk assumed.

Specifically, the Bank employs a two-year time window or 521 daily data points collected retrospectively from the reference date of the VaR calculation. Each day, two values are computed: one utilizing an exponential decay factor that assigns lesser weight to observations more distant from the current term, and another with uniform weights for all observations. The reported VaR will be the higher of these two values.

Consolidated Financial Statements | December 31, 2023 | F-133

*Values expressed in thousands, except when indicated

VaR is not the only metric available for assessing the risk exposure of an institution. It is favored for its simplicity in calculation and effectiveness as a benchmark for the level of risk faced by the Bank. Nevertheless, the Bank employs additional metrics and methodologies to enhance its control over risk across all markets in which it operates.

Among these measures, scenario analysis is particularly noteworthy. It entails defining behavioral scenarios for various financial variables and assessing their impact on results by applying them to the Bank's operations. These scenarios may either replicate past events (such as crises, for example), or establish plausible scenarios that are not based on past events. A minimum of three types of scenarios—plausible, severe, and extreme—are established. Together with VaR, these scenarios enable a much more comprehensive assessment of the risk profile.

The positions are tracked daily through comprehensive oversight of portfolio fluctuations, with the purpose of identifying potential incidents and immediately rectifying them.

A daily profit and loss statement is an excellent indicator of risk, as it enables the monitoring and detection of the impact of changes in financial variables on portfolios.

Finally, in managing credit activities (actively traded credits - trading portfolio) and derivatives, given their unique characteristics, specific measures are assessed. For derivatives, these measures include sensitivities to fluctuations in the underlying asset's price (delta and gamma), volatility (vega), and time (theta). In the case of credit management activities (actively traded) within trading portfolios, the controlled measures encompass sensitivity to spread, jump-to-default risk, and position concentration by rating level.

c.3) Balance sheet management

Interest rate risk

The Bank assesses the sensitivity of the net interest margin (financial margin) and fair value of equity to interest rate fluctuations. This sensitivity arises from the mismatch between the maturity and interest rate revision dates of the various balance sheet items.

Based on the balance sheet's interest rate position and taking into account the market's current situation and future outlook, financial measures are implemented to align this position with the Bank's desired stance. These measures may range from taking market positions to defining the interest rate characteristics of commercial products.

The measures employed by the Bank to manage risk, or exposure to interest rates in these activities, include the interest rate gap, which assesses the sensitivity of the net interest margin (NIM) and fair value of equity (MVE) to fluctuations in interest rate levels, the duration of equity, Value at Risk (VaR), Earnings at Risk (EaR), and scenario analysis.

Interest Rate Gap between Assets and Liabilities

The interest rate gap analysis focuses on the mismatches between the revaluation periods of balance sheet items (assets and liabilities) and off-balance sheet items. This analysis provides a basic representation of the balance sheet structure and enables the identification of interest rate risk concentrations across various maturities. Furthermore, it serves as a useful tool for estimating the potential impact of fluctuations in interest rates on the net interest margin and the institution's equity value.

All items, whether on the balance sheet or off the balance sheet, must be classified according to flows and reorganized based on the point of price revaluation and their maturities. In instances where a maturity date is not specified by contract, an internal model for analyzing and estimating its duration and sensitivity will be utilized.

Sensitivity of Net Interest Margin (NIM)

The sensitivity of net interest margin measures the change in expected receivables for a specific period (12 months) in response to a shift in the interest rate curve.

The calculation of the net interest margin sensitivity is performed by simulating the margin in scenarios of changes in interest rate curves and comparing it with the current scenario. Sensitivity is the difference between the two calculated margins.

Sensitivity of Fair value of Equity (MVE)

The sensitivity of fair value of equity is a supplementary measure to the sensitivity of net interest margin.

It assesses the implicit interest rate risk in equity, based on the impact of interest rate fluctuations on the present values of financial assets and liabilities.

Consolidated Financial Statements | December 31, 2023 | F-134

*Values expressed in thousands, except when indicated

Value at Risk (VaR) and Earnings at Risk (EaR)

It is determined at the 99% percentile of the MVE's loss distribution function, calculated by considering the current fair value of positions, based on the returns obtained in the last two years, and with a degree of statistical certainty (confidence level) for a specified time horizon.

A similar methodology is also applied to calculate the maximum loss in NII (EaR), aiming to assess the interest rate risk in terms of its impact on both economic value and net interest margin.

The unit combines the VAR return vectors with the EaR return vectors, resulting in the total return vector. This combination is executed by incorporating into the EaR metric the losses in financial margin that occur between the reference date and the holding period of the non-trading portfolio. Losses in economic value account for the impact on positions maturing after the holding period.

c.4) Liquidity risk

Liquidity risk relates to the Bank's ability to fund commitments undertaken at reasonable market prices and to execute its business plans with stable funding sources.

Liquidity management of Banco Santander

For liquidity management and control, Banco Santander employs both short-term and long-term metrics, as well as metrics for stress scenarios, which are capable of measuring a robust liquidity buffer, ensuring the Bank can comfortably meet its obligations to the market and shareholders. Accordingly, in this regard, we note:

Short-term metrics and liquidity stress:

a. LCR

Banco Santander employs the "Liquidity Coverage Ratio" (LCR) in its liquidity risk management strategy. The LCR is a short-term liquidity measure for a stress scenario spanning 30 days, calculated as the ratio of high-quality liquid assets to net cash outflows over 30 days.

The total High Quality Liquidity Assets - HQLA (Liquid Assets) primarily consist of Brazilian federal government securities and compulsory reserve yields. Net outflows are mainly due to deposit losses, partially offset by inflows, predominantly loans.

b. Liquidity stresss scenarios

Liquidity management entails the analysis of financial scenarios to assess potential liquidity issues, which demands the development and examination of scenarios in crisis conditions. The Stress Test is the model employed for this analysis.

The Stress Test evaluates the financial structure of the institution and its capacity to withstand and respond to more extreme scenarios.

The purpose of the Liquidity Stress Test is to allow for the simulation of adverse market conditions, thereby enabling the assessment of their impacts on the institution's liquidity and payment capacity. Consequently, it aims to preemptively identify solutions or avoid positions that could significantly compromise liquidity in volatile scenarios.

Scenarios are defined based on the analysis of market behavior during previous crises. Four crisis scenarios are formulated, each with varying levels of intensity.

Following the analysis of stress models, the concept of minimum liquidity was established as the amount sufficient to cover liquidity losses over a specified horizon of days, across all simulated crisis scenarios.

Long-term metric:

Its purpose is to assess the stability of funding sources relative to committed assets. The Net Stable Funding Ratio (NSFR), a metric developed by the Bank for International Settlements (BIS) and adapted by the local regulator, aims to determine, through specified percentages, whether the institution maintains a stable funding source to support its assets. This metric applies varying weightings based on term, customer segment, and product type. It is calculated on a monthly basis by the institution.

c. Liquidity ratios

To support management, certain liquidity ratios, including counterparty concentration ratios and segment concentration ratios, are calculated on a monthly basis.

Consolidated Financial Statements | December 31, 2023 | F-135

*Values expressed in thousands, except when indicated

Funding from Customers

Banco Santander has diverse sources of funding, both in terms of products and customer mix, with a healthy distribution across segments. Total customer funding currently stands at R$ 741 billion, marking an increase from the previous volume of 2022. This growth is primarily attributed to a significant rise in term deposit inflows and the consistent maintenance of the financial bills portfolio.

					In millions of Reais
Customers Funding	2023			2022
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	35,714	35,714	100%	31,351	31,351	100%
Savings accounts	58,112	58,112	100%	60,204	60,204	100%
Time deposits	103,519	393,757	26%	95,523	338,007	28%
Interbank deposit	779	4,264	18%	1,043	4,010	26%
Funds from acceptances and issuance of securities	8,820	142,553	6%	6,139	122,916	5%
Borrowings and Onlendings	6,711	87,236	8%	7,081	76,749	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	19,627	0%	-	19,538	0%
Total	213,655	741,263	29%	201,341	652,775	31%

					In millions of Reais
Customers Funding				2021
				0 a 30 days	Total	%
Demand deposits				39,574	39,574	100%
Savings accounts				65,220	65,220	100%
Time deposits				92,496	308,950	30%
Interbank deposit				763	4,001	19%
Funds from acceptances and issuance of securities				5,621	88,089	6%
Borrowings and Onlendings				-	90,709	0%
Subordinated Debts / Debt Instruments Eligible to Compose Capital				-	19,641	0%
Total				203,674	616,184	33%

Assets and liabilities, classified by their remaining contractual maturities and considering the undiscounted cash flows, are as follows:

					2023
					In millions of Reais
Future Cash Flows Except for Derivatives	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Remunerated Assets:

Financial assets measured at fair value in income	-	-	-	-	1,591	1,591
Debt instruments	-	-	-	-	1,591	1,591
Financial assets measured at fair value in profit or loss	19,295	6,077	8,225	54,467	36,616	124,679
Debt instruments	11,028	1,780	6,161	43,768	32,430	95,168
Equity Instruments	22	1	3	17	-	43
Derivatives	8,244	4,296	2,060	10,682	4,186	29,468
Financial assets measured at fair value in other comprehensive income	1,393	5,054	3,222	55,140	13,951	78,761
Debt instruments	1,393	5,054	3,222	55,140	13,768	78,578
Equity Instruments	-	-	-	-	183	183
Financial assets measured at amortized cost	145,514	145,270	103,823	206,862	115,879	717,347
Loans and Other Amounts with Credit Institutions	86,325	1,162	2,836	2,899	-	93,222
Loans and advances to customers	54,270	128,381	85,109	178,329	101,509	547,599
Debt instruments	4,919	15,727	15,877	25,634	14,369	76,527
Total	166,202	156,401	115,269	316,469	168,037	922,379

Consolidated Financial Statements | December 31, 2023 | F-136

*Values expressed in thousands, except when indicated

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	30,627	4,972	1,779	9,467	4,101	50,947
Derivatives	6,863	4,972	1,779	9,467	4,101	27,183
Short positions	23,764	-	-	-	-	23,764
Financial liabilities at amortized cost	318,836	145,130	156,974	270,185	51,853	942,977
Deposits from the Central Bank of Brazil and deposits from credit institutions	16,811	38,298	36,953	12,990	8,252	113,304
Customer deposits	295,413	82,892	93,485	175,856	53	647,700
Bonds and securities	6,612	23,940	26,535	81,339	27,060	165,486
Debt Instruments Eligible to Capital	-	-	-	-	16,488	16,488
Total	349,463	150,102	158,753	279,652	55,954	993,924

					2022
Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	-	-	-	3,957	3,957
Debt instruments	-	-	-	-	3,957	3,957
Financial assets measured at fair value in profit or loss	5,032	5,526	2,978	23,846	13,617	50,999
Debt instruments	311	3,870	2,083	13,844	9,841	29,949
Equity Instruments	19	2	3	25	-	49
Derivatives	4,702	1,654	892	9,977	3,776	21,001
Financial assets measured at fair value in other comprehensive income	37,925	4,040	1,550	33,176	9,116	85,807
Debt instruments	37,925	4,040	1,550	33,176	9,116	85,807
Financial assets measured at amortized cost	113,466	103,419	70,435	185,653	86,193	559,167
Loans and Other Amounts with Credit Institutions	77,739	888	1,777	1,815	-	82,219
Loans and advances to customers	33,386	97,202	62,102	158,805	80,378	431,873
Debt instruments	2,341	5,329	6,556	25,033	5,815	45,074
Total	156,423	112,985	74,963	242,675	112,883	699,929

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in Income Held for Trading	18,955	2,564	2,191	11,196	2,703	37,609
Derivatives	6,174	2,564	2,191	11,196	2,703	24,828
Short positions	12,781	-	-	-	-	12,781
Financial liabilities at amortized cost	289,743	106,358	102,585	165,145	25,366	689,197
Deposits from the Central Bank of Brazil and deposits from credit institutions	33,714	46,465	25,626	10,610	2,742	119,157
Customer deposits	252,070	48,364	67,467	105,690	23	473,614
Bonds and securities	3,959	11,529	9,492	48,845	3,097	76,922
Debt Instruments Eligible to Capital	-	-	-	-	19,504	19,504
Total	308,698	108,922	104,776	176,341	28,069	726,806

Consolidated Financial Statements | December 31, 2023 | F-137

*Values expressed in thousands, except when indicated

					2021

Non-Discounted Future Flows Except Derivatives					In millions of Reais
	0 to 30 days	31 to 180 days	181 to 365 days	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial Assets Held For Trading	-	174	98	667	2,900	3,839
Debt instruments	-	174	98	667	2,900	3,839
Other financial assets at fair value through profit or loss	16,029	19,211	5,763	63,618	25,488	130,109
Debt instruments	3,873	12,513	4,046	53,814	21,859	96,105
Equity instruments	1,164	-	-	-	-	1,164
Derivatives	10,992	6,698	1,717	9,804	3,629	32,840
Non-Tranding Financial Assets Mandatorily Measured At Fair Value Through Profit Or Loss	439	-	-	-	-	439
Equity instruments	439	-	-	-	-	439
Financial Assets Measured at Fair Value in Other Comprehensive Income	5,000	3,874	13,850	75,849	35,538	134,111
Debt instruments	4,928	3,874	13,850	75,849	35,538	134,039
Equity instruments	72	-	-	-	-	72
Financial Assets Measured at Amortized Cost	53,147	145,279	69,004	208,295	135,782	611,507
Loans and Other Amounts with Credit Institutions	24,638	40,579	2,901	4,205	-	72,324
Loans and advances to customers	28,424	102,379	64,194	188,430	135,987	519,415
Debt instruments	85	2,321	1,909	15,660	(205)	19,771
Total	74,615	168,538	88,715	348,429	199,709	880,005

Interest-bearing liabilities:

Financial assets measured at fair value in other comprehensive income	55,313	7,878	2,088	12,629	3,515	81,424
Derivatives	10,160	7,878	2,088	12,629	3,515	36,270
Short positions	45,153	-	-	-	-	45,153
Financial liabilities at amortized cost	176,223	101,111	93,103	145,931	16,471	532,838
Deposits from the Central Bank of Brazil and deposits from credit institutions	3,707	33,039	22,860	8,014	2,802	70,421
Customer deposits	165,171	44,571	62,606	110,809	215	383,372
Bonds and securities	7,345	23,502	7,637	27,109	333	65,925
Debt Instruments Eligible to Compose Capital	-	-	-	-	13,120	13,120
Total	231,536	108,989	95,191	158,560	19,986	614,262

Scenario analysis/contingency plan

Based on the results of the Stress Test, the Bank formulates its Liquidity Contingency Plan, comprising a formal set of preventive and corrective actions to be deployed in the event of a liquidity crisis. The activation of the Plan is contingent upon the monitoring of internal parameters that reflect the Bank's market and liquidity conditions. These parameters are used to identify different levels of crisis severity, thereby determining whether there is a need to initiate the activation process.

Following the identification of a crisis, clear communication is established among the internal departments capable of executing corrective actions to mitigate the arising issues. These corrective actions, aimed at generating liquidity to resolve or alleviate the effects of the crisis, are selected based on their complexities, implementation timelines, and impact on liquidity.

The parameters and measures of this Plan are subject to review whenever necessary, with a minimum review period of one year.

c.5) Structural foreign exchange risk/earnings hedge/structural equity risk

These activities are monitored by measuring positions, VaR, and results.

Consolidated Financial Statements | December 31, 2023 | F-138

*Values expressed in thousands, except when indicated

c.5.1) Complementary measures

Testing and calibration measures

Back-testing consists of a comparative analysis between Value at Risk (VaR) estimates and daily "clean" results (portfolio profits or losses at the end of the previous day, valued at the next day's prices) and "dirty" results (managerial income incorporating costs, intraday results, and carry). The purpose of these tests is to verify and provide a measure of the accuracy of the models used in the VaR calculation.

The back-testing analyses conducted by Banco Santander are in compliance, at a minimum, with the BIS recommendations concerning the verification of internal systems used in the measurement and management of financial risks. The Bank also engages in hypothesis testing, including tests for outliers, normality tests, Spearman correlation, and measures of average excess, among others. The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit-setting process is conducted in conjunction with budgeting activities and serves as a mechanism to determine the assets and liabilities available for each business activity. This process is dynamic, adjusting to the level of risk deemed acceptable by Management. The framework for setting limits entails devising a process that takes into account, among other factors, the following aspects:

Efficiently and comprehensively identify and delineate the principal types of financial risks generated, ensuring alignment with business management and the defined strategy.

Quantify and communicate to the business divisions the levels and profiles of risk deemed acceptable by Management, in order to prevent undesired risks.

Provide business areas with the flexibility to undertake financial risks efficiently and timely, in response to market changes and business strategy adjustments, always within the risk thresholds deemed acceptable by the institution.

Enable business generators to assume risks at a volume that is both prudent and adequate to achieve the budgeted results.

Specify the range of products and underlyings that each Treasury unit is authorized to operate with, taking into account factors such as valuation models and systems, and the liquidity of the instruments involved.

c.7) Risks and results in 2023

Financial Intermediation Activities

In 2023, he Bank's trading portfolio's average VaR was R$33,8 million. The dynamic management of this profile allows the Bank to adjust its strategy to capitalize on opportunities presented by an uncertain environment.

c.7.1) Balance sheet management

Interest risk

Convertible currencies

At the end of 2023, the interest rate risk, as measured by the one-year sensitivity of the net interest margin to a parallel increase of 100 basis points across Banco Santander's portfolios, was primarily concentrated in the Brazilian Real interest rate curve, resulting in a positive impact of R$754 million.

Additionally, at the close of 2023, the interest rate risk, as measured in terms of the company's fair value sensitivity to a parallel increase of 100 basis points applied to Banco Santander on the Brazilian Real interest rate curve, resulted in a negative impact of R$1.924 million.

Consolidated Financial Statements | December 31, 2023 | F-139

*Values expressed in thousands, except when indicated

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, as measured by the sensitivity of the net interest margin, over a one-year period with a parallel increase of 100 basis points in the interest rate curve, decreased by R$200 million from 2023 to 2022, reaching a peak of R$1.136 million in January of 2023. The sensitivity of value decreased by R$230 million during the year of 2023, achieving a maximum level of R$2.441 million in March of 2023. The key factors that occurred in the year 2023 and influenced the sensitivities were the slope/decrease of the interest rate curve (convexity effect), portfolio decay, and the refinement of implicit methodologies applied to cash flows of Banco Santander's products.

Million of Reais
	2023	2022	2021
Sensibilities
Net Interest Margin	754	954	553
Fair value of Equity	1,924	2,154	1,675
Value at Risk - Balance
VaR	415	971	791

c.8) Sensitivity analysis

Risk management is concentrated on portfolios and risk factors, in accordance with Brazilian Central Bank regulations and international best practices.

Financial instruments are classified into trading books (Trading Book) and banking books (Banking Book), as performed in the management of market risk exposure, in line with market best practices and the Brazilian Central Bank's criteria for operation classification and capital management. The trading book encompasses all transactions involving financial instruments and commodities, including derivatives, held for trading purposes. The banking book includes structural operations stemming from the various business lines of Banco Santander and their corresponding hedges, if any. Consequently, in accordance with the nature of Banco Santander's activities, the sensitivity analysis has been split between the trading and banking portfolios.

Banco Santander conducts sensitivity analysis of its financial instruments in accordance with IFRS 7, taking into account market information and scenarios that could adversely affect the Bank's positions.

The summary tables presented below encapsulate sensitivity values generated by Banco Santander's corporate systems, relating to the trading book and the banking book, for each portfolio scenario on December, 31, 2023.

Trading Book

Thousand of Brazilian Reais		2023

Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(6,243)	(156,303)	(312,606)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(96)	(1,405)	(2,811)
Inflation	Exposures subject to change in coupon rates of price indexes	(588)	(32,006)	(64,013)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(4,351)	(49,031)	(98,062)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(516)	(2,981)	(5,963)
Foreign currency	Exposures subject to foreign exchange	(2,807)	(70,180)	(140,360)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(1,395)	(16,714)	(33,426)
Shares and Indexes	Exposures subject to change in shares price	(2,275)	(56,870)	(113,740)
Commodities	Exposures subject to change in commodities' prices	(258)	(6,462)	(12,924)
Total (1)		(18,529)	(391,952)	(783,905)
(1)	Net amounts after tax effects

Scenario 1: shock of +10bps and -10bps in interest rate curves and 1% for price fluctuations (currencies and equities), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% across all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +20% and -20% across all risk factors, considering the largest losses by risk factor.

Consolidated Financial Statements | December 31, 2023 | F-140

*Values expressed in thousands, except when indicated

Banking Book

Thousand of Brazilian Reais		2023

Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(49,931)	(1,520,341)	(3,572,339)
TR and Long-Term Interest Rate (TJLP)	Exposures subject to TR and TJLP Coupon Variation	(28,303)	(671,672)	(1,473,630)
Inflation	Exposures subject to change in coupon rates of price indexes	(38,250)	(486,854)	(905,297)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(5,690)	(124,534)	(231,941)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(956)	(15,016)	(30,143)
International Market Interest Rate	Exposures subject to Variation in the Interest Rate of Securities Traded in the International Market	(31,681)	(503,013)	(1,057,028)
Foreign currency	Exposures subject to foreign exchange	(150)	(3,739)	(7,478)
Total (1)		(154,961)	(3,325,169)	(7,277,856)
(1)	Net amounts after tax effects.

Scenario 1: shock of +10bps and -10bps in interest rate curves and 1% for price fluctuations (currencies and equities), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% across all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% across all risk factors, considering the largest losses by risk factor.

d) The Bank's operations are highly dependent on the proper functioning of its information technology systems

The Bank's operations are significantly dependent on the accurate and efficient processing of a large volume of transactions, executed by its information technology systems, along with its reliance on digital technologies, computing services, email, software, and networks, as well as the secure processing, storage, and transmission of confidential and other information within computer and network systems.

The proper functioning of the Bank's financial control, risk management, accounting, customer service, and other data processing systems is critical for its operations and its ability to compete effectively.

e) Independent Structure

The Operational Risk & Internal Control division, reporting to the Risk Executive Vice Presidency, operates independently as the second line of defense, both supporting and challenging the first line of defense. It has guidelines, policies, and processes to ensure the execution and suitability of the Operational Risk Control and Management Model.

The division adopts the Operational Risk definition as established by the Basel Committee, the Brazilian Central Bank, and other relevant Corporate instructions applicable locally, which is identified as the possibility of losses stemming from inadequacy or failure in processes, operations, systems, or due to external events. Furthermore, the Board of Directors of Banco Santander has selected the Alternative Standardized Approach (ASA) for calculating the portion of Regulatory Capital related to Operational Risk.

e.1) Operational Risks & Internal Controls

The mission of the Operational Risk & Internal Control division at Banco Santander is to assist in achieving strategic objectives and enhancing the decision-making process, by ensuring compliance with mandatory requirements, preserving soundness, reliability, as well as diminishing and mitigating losses due to operational risks, alongside the establishment and promotion of an Operational Risk culture.

Furthermore, the Operational Risk & Internal Control division is engaged in the prevention of Operational Risks and supports the ongoing strengthening of the Internal Controls system, in compliance with the requirements of regulatory bodies, the Basel Accord, resolutions by the National Monetary Council (CMN), and applicable regulators. This Model also adheres to the guidelines established by Banco Santander Spain, based on the COSO – Committee of Sponsoring Organizations of the Treadway Commission – Internal Control – Integrated Framework.

Control and Management Model

Santander Brasil has implemented a Model based on lines of defense aimed at the continuous enhancement of operational risk management and control, ensuring that structures can assess, monitor, control, mitigate, report, and reduce the risks and losses to which it is exposed.

Consolidated Financial Statements | December 31, 2023 | F-141

*Values expressed in thousands, except when indicated

The attributions of this model encompass conducting activities for the identification, assessment, monitoring, control, mitigation, and reporting of Operational Risk. Accordingly, diverse analyses and monitoring efforts are undertaken and reported. Below are the key instruments that constitute the Operational Risk Management and Control Model:

•	Definition of Operational Risk appetite;
•	Capture and assessment of loss events (both internal and external);
•	Training, Communication, and Culture;
•	Evaluation of products and services;
•	Operational risk self-assessment;
•	Scenario Analysis;
•	Risk and Control Indicators;
•	Internal Controls.

Model Governance

The Model has been approved by the Executive Risk Committee and the Board of Directors, incorporating the responsibility for Corporate Governance into the organization's structure. Periodically, significant Operational Risk issues are communicated to Senior Management for awareness and decision-making.

As a component of the Risk Governance framework, the Senior Forum for Internal Controls and Operational Risks ("FSCIRO") has been established, with the purpose of providing guidance to the Risk Pro Officers (RPO) of the xth Line of Defense on the policies, processes, procedures, strategies, and decisions concerning matters to be enacted within the business units. The forum convenes on a monthly basis, except in instances of calendar conflicts or scheduling issues among the members, in which case the Operational Risks Meeting may be convened as an alternative.

To ensure a structured approach to the dissemination of the culture of management and control of Operational Risks, relevant topics are addressed in specific Committees and Forums.

e.2) Attributions of the Operational Risk and Internal Controls division

The Operational Risk and Internal Control division serves as the second line of defense within Banco Santander's framework, aiming to ensure compliance, alignment, and adherence to the corporate guidelines of the Santander Group, the Basel Accords, resolutions by the National Monetary Council (CMN), and applicable regulatory authorities. It oversees and challenges the activities undertaken by the first line of defense, contributing to its strengthening and adopting an integrated approach to risk management. Below are its primary responsibilities:

•	Propagate a culture oriented to the management of Operational Risks and Internal Controls, converging towards the prevention and reduction of events and losses attributable to Operational Risk, thereby mitigating financial, legal, and reputational impacts.
•	Refine risk analysis to reduce, consolidate, and prioritize mitigation actions.
•	Maintain the dynamics and control of operational risk exposure in alignment with the risk appetite.
•	Set out roles and responsibilities, with oversight in conjunction with the responsible parties across the defense lines.
•	Ensure business continuity and strengthen the Internal Control environment.
•	Provide an adequate level of coverage throughout the business units.
•	Offer support for the Organization's strategic decision-making, grounded in an integrated Operational Risk profile and emerging trends.
•	Implement best practices for operational risk management and control in the 1st and 2nd Lines of Defense.
•	Identify the Organization's Operational Risk Profile.
•	Enable continuous improvement of existing methodologies and the deepening of the culture of accountability for Operational Risks and Internal Controls.

e.3) Differentiating factor

The Operational Risk & Internal Control division dedicates resources to the development, training, and continuous education of its professionals to address changes identified in the business environment. Moreover, it also offers training to other professionals through both online courses available on the intranet and face-to-face sessions. Among the in-person sessions, we highlight the workshops focused on enhancing the culture of Operational Risk Management, Internal Controls, and training for capturing operational losses, among other initiatives.

These accomplishments play a significant role in contributing to Banco Santander Brasil's ability to consistently meet its strategic and operational objectives, with a thorough understanding of the operational risks undertaken and a controlled environment, keeping the Bank within a low-risk profile and ensuring the sustainable advancement of its operations. The Bank underscores:

Consolidated Financial Statements | December 31, 2023 | F-142

*Values expressed in thousands, except when indicated

•	Mandatory training on Operational Risks for all Banco Santander employees, delivered through Netcursos.
•	Creation, dissemination, and maintenance of Instruction Manuals, facilitating corporate-wide engagement to ensure full commitment from everyone. Coordination of the annual process for the preparation of operational risk loss forecasts, definition of action plans to mitigate these losses, and accountability.
•	Coordination of the annual process for the preparation of operational risk loss forecasts and definition of action plans to mitigate these losses.
•	Development of key indicators for the purpose of monitoring the main operational risks.
•	Composition of defense lines within the "ORM - Operational Risk Management" Networks: "RPO - Risk Pro Officer," tasked with reporting on the oversight of Operational Risk issues to the executive at the strategic level of the Executive Board; the "RPA - Risk Pro Agent," accountable to the EVP concerning the Operational Risk Management and Control Model; and the "Operational Risk Assistant," covering the Operational Risk perimeter, along with "Specialists" for scenarios where operational risk is a cross-cutting issue throughout the organization.

e.4) Communication

The Operational Risk & Internal Control division is embedded within the Governance framework of Banco Santander, maintaining a monthly communication and reporting process to Management via the Integrated Operational Risk Committee ("FSCIRO") and the Operational Risk Meeting, encompassing the reporting of actualized events, key activities executed, corrective and preventive action plans, and their ongoing monitoring, thereby ensuring transparency and awareness within the governance bodies.

f) Reputation Risk

f.1) Reputation Risk

Reputation risk is defined as the risk of a negative economic impact, either current or potential, derived from an unfavorable perception of the Bank by employees, customers, shareholders/investors, and society at large.

Reputational risk may emerge from a variety of sources and, frequently, results from other risk events. Typically, these sources are associated with the business and other support activities undertaken by Santander, as well as the economic, social, or political landscape, or even incidents triggered by competitors that could impact the Bank.

f.2) Compliance

It is defined as legal risk, the risk of regulatory sanctions, financial loss, or reputational damage that an institution may face due to failure in complying with laws, regulations, codes of ethics and conduct, and best banking practices. Compliance risk management is preventive in nature and includes monitoring, educational initiatives, advisory, risk assessment, and corporate communication related to the rules and legislation applicable to each business area.

f.3) Operating guidelines

a. Compliance Principles - Ethics and conduct in the securities markets

Ethical principles and standards are encapsulated in internal policies, which are made available and communicated to everyone. The Code of Ethics applies to all employees of the Organization, while the Code of Conduct in Securities Markets garners adherence from all individuals closely associated with the Securities Markets. Channels for clarification and reporting are established, alongside the implementation of monitoring and control measures designed to ensure compliance with the rules by all employees.

b. Anti-Money Laundering and Counter-Terrorism Financing

The Anti-Money Laundering and Counter-Terrorist Financing Policy is predicated on the knowledge and stringent criteria applied to the onboarding of our clients, further reinforced by the continuous surveillance of all transactions the Bank engages in. The concern with this issue is reflected in the active involvement of our management through the Anti-Money Laundering Operational Committee and the Ethics and Compliance Committee, which convene monthly to deliberate on issues pertinent to this matter. The committee plays a direct role in the client onboarding process and in addressing reports of suspicious activities.

c. New products and services and suitability

All new products and services undergo an internal evaluation by different technical departments to ensure a multidisciplinary risk assessment, followed by approval from the Local Commercialization Committee (LCC), which is composed of Santander executives. After this analysis and approval process, the new products and services are subject to ongoing monitoring and testing to mitigate any potential conduct risks during their sales.

Consolidated Financial Statements | December 31, 2023 | F-143

*Values expressed in thousands, except when indicated

g) Compliance with the Prudential Regulatory Framework

Santander Brasil maintains an integrated risk and capital management framework for its decision-making process, in compliance with BCB Resolution No. 4.557. This approach contributes to the optimal and efficient allocation of capital in its operations, aligned with the Institution's objectives regarding capital ratios and shareholder returns.

Brazil's participation in the Basel Committee on Banking Supervision (BCBS) promotes the timely adoption of international prudential standards within the Brazilian regulatory framework.

Consistent with this perspective, Santander Brasil invests in the continuous refinement of its capital management processes and practices, adhering to international market benchmarks, as well as regulatory and supervisory standards.

The Institution's capital management consists of an ongoing process encompassing planning, assessment, control, and monitoring of the capital required to mitigate the significant risks of the Conglomerate. This process includes evaluating the capital needed to support Pillar 1 risks (credit, market, and operational); developing methodologies for quantifying additional capital for Pillar 2 risks; implementing the Internal Capital Adequacy Assessment Process (ICAAP); projecting and monitoring capital ratios; preparing the capital plan; developing Contingency and Capital and Liquidity Recovery plans; conducting stress tests; and compiling the quarterly risk and capital management report – Pillar 3.

g.1) Internal validation of risk models

Internal validation is a critical phase in the life cycle of a model, as well as a prerequisite for the validation process by supervisory authorities. A specialized team within the Bank, endowed with sufficient independence, provides a technical assessment on the adequacy of internal models for the intended internal and regulatory objectives, concluding on their effectiveness and utility. The team is also required to evaluate whether the risk management and control procedures are commensurate with the Bank's strategy and risk profile.

Moreover, the Internal Validation division provides critical support to the risk committees and the Bank's management by offering a qualified and independent perspective. This enables the decision-making bodies to deliberate on the authorization for the use of models, whether for management or regulatory purposes.

Internal Validation at Banco Santander primarily covers models related to Credit Risk, Operational Compliance, Market, ALM, Pricing, Provisions, Economic Capital, and other models pertinent to the ICAAP exercise. The validation scope encompasses both theoretical and methodological aspects, as well as technological architecture, data quality, and all significant facets of advanced risk management (controls, reporting, usage, management engagement, etc.). Thus, the purpose of internal validation is to examine the quantitative, qualitative, technological, and corporate governance dimensions associated with regulatory processes and risk management.

Key responsibilities of the Internal Model Validation area include the following:

i.	Establish the general principles of validation, conducting an independent assessment process that includes (i) data quality, (ii) methodological foundations, (iii) technological environment, (iv) performance, and (v) use and governance;
ii.	Issue a technical opinion on the adequacy of internal models for the intended internal and regulatory purposes, concluding on their usefulness and effectiveness.
iii.	Provide essential support to the risk committees and the Bank's management by delivering a qualified and independent opinion, enabling the responsible parties to make informed decisions on the authorization of model usage (for both management and regulatory purposes).

It is important to note that Banco Santander's internal validation function is entirely in line with the independent validation criteria for the advanced approach as prescribed by the Basel Committee, the European supervisory 'home regulator' (Bank of Spain and European Central Bank), and the Brazilian Central Bank. This compliance is in accordance with Circular No. 3.648 dated March 4, 2013 (Chapter III), Circular Letter No. 3.565 dated September 6, 2012, Circular No. 3.547 dated July 2011, and Circ. 3.648 IRB and 3.646 IMA of 4/3/13, Resolutions No. 4.277 of 31/10/13 and No. 4.389 dated 18/12/14 regarding pricing/fair value, Resolution No. 4.557 dated 23/02/17 GIR, and Circular No. 3.876 dated 31/01/18 IRRBB. In this regard, the Bank enforces a clear separation of responsibilities between Internal Validation and Internal Audit, with the latter constituting the final layer of the Bank's control validation framework.

The Internal Audit is responsible for assessing and revising the methodology and internal validation work, issuing opinions with an effective level of autonomy. As the ultimate control mechanism within the Group, the Internal Audit (third line of defense) is required to (i) periodically assess the adequacy of policies, methods, and procedures, and (ii) confirm their effective implementation in management.

Consolidated Financial Statements | December 31, 2023 | F-144

*Values expressed in thousands, except when indicated

g.2) Capital Management

Capital management takes into account both regulatory and economic factors, with the purpose of achieving a capital structure that is both cost-efficient and compliant, while meeting the requirements set forth by regulatory authorities and contributing to the attainment of classification targets established by rating agencies, as well as fulfilling investors' expectations.

h) Economic Capital

h.1) Main objectives

The development of economic capital models in the financial world seeks to address a fundamental challenge of regulatory capital: Risk Sensitivity.

In this context, economic capital models are specifically crafted to produce risk-sensitive estimates, facilitating enhanced precision in risk management, as well as more effective allocation of economic capital across Banco Santander's business units.

Banco Santander has concentrated its efforts on developing a robust economic capital model that is seamlessly integrated with business management. The primary objectives of Banco Santander's economic capital framework are the following:

1 - Consolidate Pillar I and other risks impacting the business into a single quantitative model, while also determining capital estimates by establishing correlations among various risks.

2 - Quantify and monitor fluctuations across distinct risk types.

3 - Distribute capital consumption among the main portfolios and manage the efficiency of Return on Risk-Adjusted Capital (RORAC).

4 - Estimate the Economic Value Added for each business unit. Economic profit must exceed the Bank's cost of capital.

5 – Compliance with regulatory standards in the locations where the Bank operates during the Pillar II review process conducted by supervisory authorities.

h.2) Economic Capital Model

In the determination of economic capital, it is the Bank's duty to specify the level of loss to be covered. Accordingly, a requisite confidence interval is applied to ensure the continuity of operations.

The risk profile in Brazil is distributed across Credit, Market, Asset-Liability Management (ALM), Business, Operational, and Physical Asset risks.

However, in anticipation of the proposed changes in Basel III, the model has incorporated new risks: Intangibles, Pension Funds (defined benefit), and Deferred Tax Assets, allowing the Bank to adopt an even more conservative and prudent stance.

% Capital	2023	2022	2021
Risk Type	New Methodology	New Methodology	New Methodology
Credit	55%	55%	62%
Market	2%	2%	2%
ALM	6%	7%	6%
Business	11%	9%	7%
Operational	2%	4%	7%
Fixed Assets	1%	1%	1%
Intangible Assets	3%	3%	5%
Pension Funds	1%	1%	1%
Deferred Tax Assets	19%	18%	9%
TOTAL	100%	100%	100%

- Analyze and establish a minimum price for operations (admissions) and customers (monitoring).

- Estimate the capital consumption for each client, economic group, portfolio, or business segment to optimize the allocation of economic capital, thereby maximizing the Bank's efficiency.

- Measure and track the performance of the business.

- To assess the operations of global clients, the calculation of economic capital incorporates specific variables employed in determining expected and unexpected losses. These variables include:

- Counterparty rating.

- Maturity.

- Guarantees.

- Type of financing.

Economic value added is determined by the cost of capital. To generate value for shareholders, the minimum return from operations must exceed Banco Santander's cost of capital.

Consolidated Financial Statements | December 31, 2023 | F-145

*Values expressed in thousands, except when indicated

47.	Subsequent Events
a)	Deliberation on Interest on Equity

The Board of Directors, at a meeting held on January 11, 2024, approved the Executive Board's proposal, subject to ratification at the Ordinary General Meeting to be convened by April 30, 2024, for the distribution of Interest on Equity in the amount of R$ 1,500,000,000.00 (one billion and five hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered in the Bank's records at the end of the day on January 19, 20324 (inclusive) will be entitled to receive the Interest on Equity. Consequently, from January 22, 2024 (inclusive), the Bank's shares will trade "Ex-Interest on Equity". The Interest on Equity payment will start from February 8, 2024. The Interest on Equity will be fully attributed towards the mandatory minimum dividends to be distributed by the Bank for the fiscal year of 2024, without any compensation for inflation adjustment.

b)	Acquisition of the entire ownership interest in Toro Participações S.A.

On January 3, 2024, following the completion of the acquisition Operation, Banco Santander now holds 100% of the equity interest in Toro Participações and, indirectly, 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A., as detailed in note 3.f.

c) New share deposit certificate buyback program.

On January 24, 2024, our Board of Directors approved the new Unit repurchase program for maintenance in treasury or subsequent sale, by Santander or our branch in Cayman, of up to 36,205,005 units or ADRs, representing 36,205,005 shares common shares and 36,205,005 preferred shares, corresponding to approximately 1% of our total share capital. The term of the buyback program is 18 months from February 6, 2024, ending on August 6, 2025.

Consolidated Financial Statements | December 31, 2023 | F-146

*Values expressed in thousands, except when indicated

APPENDIX I – RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME

Below are the tables reconciling shareholders' equity and net profit attributable to the Parent Company between the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS), accompanied by a conceptual description of the main adjustments.

Thousand of Reais	Note	2023	2022	2021

Stockholders' equity attributed under to the Parent Brazilian GAAP		86,084,331	82,061,915	78,739,563
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(75,538)	(54,801)	(103,386)
Reclassification of fair value through other comprehensive income	i	2,814	(33)	182,094
Impairment of financial assets measured at amortized cost	a	234,410	(816,600)	(1,468,494)
Category transfers - IFRS 9	b	(664,635)	(219,671)	(141,260)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,689,463	1,493,810	1,549,438
Reversal of goodwill amortization	d	26,618,368	27,136,573	26,709,187
Realization on purchase price adjustments	e	586,024	594,784	603,544
Adjustment referring to the difference between Book Value vs. the fair on Carsale's entry into Webmotors		79,175	-	-
Effect of exercising the Olé Option		-	-	-
Option for Acquisition of Equity Instrument	f	181,717	(798,016)	(763,988)
Santander Serviços goodwill (Santusa)	g	(298,978)	(298,978)	(179,387)
Reversal of Provision PIS Law 9,718	j	-	980,212	-
Others		15,854	103,640	512,835
Stockholders' equity attributed to the parent under IFRS		114,453,004	110,182,834	105,640,146
Non-controlling interest under IFRS		403,350	497,342	334,349
Stockholders' equity (including non-controlling interest) under IFRS		114,856,354	110,680,176	105,974,495

Thousand of Reais	Note	2023	2022	2021

Net income attributed to the Parent under Brazilian GAAP		8,973,657	12,570,191	14,987,716
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(29,788)	(9,826)	(83,995)
Reclassification of fair value through other comprehensive income	i	(1,383)	(177,887)	45,826
Impairment of financial assets measured at amortized cost	a	1,036,851	805,578	(1,028,937)
Category transfers - IFRS 9	b	(17,584)	14,722	126,520
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	195,653	(90,260)	215,525
Reversal of goodwill amortization	d	147,171	96,162	29,658
Realization on purchase price adjustments	e	(8,760)	(8,760)	(17,758)
Option to Acquire Own Equity Instrument	f	181,717	184,810	1,180,949
Effect of exercising the Olé Option		-	-	-
Santander Serviços goodwill (Santusa)	g	-	-	29,898
Reversal of Provision PIS Law 9,718	j	(980,212)	980,212	-
Others		(48,008)	(77,849)	42,648
Net income attributed to the parent under IFRS		9,449,313	14,287,093	15,528,050
Non-controlling interest under IFRS		49,499	52,382	31,272
Net income (including non-controlling interest) under IFRS		9,498,812	14,339,475	15,559,322

Consolidated Financial Statements | December 31, 2023 | F-147

*Values expressed in thousands, except when indicated

a) Impairment of loans and receivables and financial assets measured at amortized cost

This adjustment relates to the estimated expected losses on the portfolio of assets subject to impairment, commitments for loan disbursements, and financial guarantee contracts, determined based on the criteria outlined in the accounting practices note and in accordance with IFRS 9 (in 2017, it refers to the adjustment for estimated incurred losses in accordance with IAS 39, the regulatory standard in effect at the time). These criteria differ in certain respects from those adopted under BRGAAP, which follows the regulatory thresholds established by the Brazilian Central Bank (Bacen). Moreover, the scope of the loss calculation base under IFRS is broader, including assets beyond those specified by Bacen.

b) Financial asset categories

As outlined in the note on accounting practices, IFRS x mandates the identification of business models associated with each portfolio, as well as the execution of the SPPI test to ascertain whether the cash flows from an asset consist exclusively of payments for principal and interest, for the purpose of classifying the asset within the appropriate financial asset categories. In contrast, BRGAAP allows for certain differences in the categorization of these financial assets and also considers Management's intention as a criterion for classification. Additionally, the criteria for reclassification across categories differ between the two accounting standards.

c) Deferral of banking fees, commissions, and other financial costs using the effective interest rate method

Under IFRS, bank fees, commissions, and related financial costs, which are included in the effective interest rate of financial instruments measured at amortized cost, are recognized in the income statement over the validity period of the respective contracts. In contrast, under BRGAAP, these fees and expenses are recognized directly in the income statement upon receipt or payment.

d) Reversal of goodwill amortization

Under BRGAAP, goodwill is systematically amortized over a period of up to 10 years, subject to impairment testing at least once a year, or more frequently if additional evidence arises. Under IFRS, as per IAS 38 “Intangible Assets”, goodwill is not amortized but is tested for impairment to ascertain its recoverable amount at least annually, and whenever there is an indication of a potential reduction in its recoverable value. The tax amortization of Banco Real's goodwill represents a permanent and definitive difference between the accounting and tax bases, as the possibility of utilizing future funds to settle a tax liability is considered remote by Management, a position supported by the opinion of specialized external advisors. Consequently, the tax amortization of goodwill is permanent and definitive, and thus, the recognition of a deferred tax liability does not apply as per IAS 12 – Income Taxes, with respect to temporary differences.

e) Recognition of purchase price adjustments

As part of the purchase price allocation for acquisitions of entities, notably in the acquisition of Banco Real, in accordance with IFRS 3 "Business Combinations" standards, the Bank reassessed the acquired assets and liabilities at fair value, including identifiable intangible assets with defined useful lives. In contrast, according to BRGAAP, in a business combination, assets and liabilities are recorded at their book value. The adjustments to the purchase price allocation primarily relate to the valuation of assets in the loan portfolio. The initial recording of the loan values at fair value resulted in an adjustment to the yield curve of the portfolio compared to its nominal value, which is recognized over the respective average realization period.

f) Option to Acquire Equity Instrument

In the context of the transaction, Banco Santander granted the shareholders of Getnet S.A. and Banco Olé Consignado a put option for all the shares issued by Getnet S.A. and Banco Olé Consignado that they held. In accordance with IAS 32, a financial liability was recognized for the commitment made, offset against a specific equity account, in the amounts of R$950 million and R$67 million, respectively. The options were subsequently updated, with their effects recognized in the income statement. On December 19, 2018, Banco Santander and the Minority Shareholders of Getnet S.A. signed an amendment to the Share Purchase and Sale Agreement and Other Covenants of Getnet S.A., whereby Banco Santander committed to acquiring all the shares from the Minority Shareholders, representing 11.5% of the share capital of Getnet S.A., for the amount of R$1,431,000. The acquisition was approved by Brazilian Central Bank on February 18, 2019 and completed on February 25 2019, resulting in Banco Santander holding 100% of the shares representing the share capital of Getnet S.A. On March 14, 2019 the minority shareholder of Banco Olé Bonsucesso Consignado S.A. expressed their intention to exercise the put option stipulated in the Investment Agreement, signed on July 30, 2014, to sell their 40% stake in the share capital of Olé Consignado to Banco Santander (Brasil) S.A. On December 20, 2019 the parties entered into a binding agreement for the acquisition by Banco Santander of all the shares issued by Bosan Participações S.A., for a total value of R$1.6 billion, payable on the closing date of the transaction. On January 30, 2020, the name of Banco Olé Bonsucesso Consignado S.A. was changed to Banco Olé Consignado S.A. On January 31, 2020, the Bank and the shareholders of Bosan Participações S.A. finalized the definitive agreement and signed the share purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to the sellers in the total amount of R$1,608,773. As a result, the Bank has become, both directly and indirectly, the holder of 100% of the shares in Banco Olé.

Consolidated Financial Statements | December 31, 2023 | F-148

*Values expressed in thousands, except when indicated

g) Santander Serviços (Santusa) acquisition goodwill

Under IFRS x "Business Combinations", when a parent company acquires additional shares or other equity instruments of an entity it already controls, this amount must be recognized as a reduction in its equity. Under BRGAAP, this amount must be recorded on the balance sheet as goodwill or as a bargain purchase in the acquisition of the investment, which represents the difference between the acquisition cost and the equity value of the shares.

h) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financings, and deposits are accounted for at amortized cost. Under IFRS, as per IFRS x "Financial Instruments: Recognition and Measurement," financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss." This approach aims to eliminate or significantly reduce the accounting mismatch in recognition or measurement arising from the valuation of assets or liabilities or the recognition of gains or losses on these assets/liabilities on different bases, which are managed and their performance evaluated based on fair value. Consequently, the Bank has classified loans, financings, and deposits that meet these criteria as "fair value through profit or loss," as well as certain debt instruments classified as "available for sale" under BRGAAP. The Bank has adopted this classification basis under IFRS, as it effectively eliminates an accounting mismatch in the recognition of income and expenses.

i) Reclassification of financial instruments to financial assets measured through other comprehensive income

Under BRGAAP, the Bank accounts for certain investments, such as debt securities initially measured at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management reviewed its investment management strategy and, in accordance with the provisions of Circular No. 3.068/2001 by the Brazilian Central Bank, reclassified the debt securities to the "trading" category, recording their fair value through profit or loss. In line with IFRS, the Bank has classified these investments as financial assets measured at fair value through other comprehensive income, measuring them at fair value with the effects of this valuation being recognized in the "Consolidated Statements of Comprehensive Income", in compliance with IFRS 9 "Financial Instruments", which prohibits the reclassification of any financial instrument to the fair value through profit or loss category after initial recognition.

j) Provision Reversal PIS Law No. 9.718

In December 2022, the adjustment relates to the reversal of the provision for the PIS lawsuit (Law No. 9.718), as detailed in note 21 c.4, following the adoption of Circular Letter No. 3.429/2010. This Circular Letter introduces specific rules for BRGAAP regarding the accounting treatment of tax obligations under judicial review. The total comprises R$160,806 in taxes and R$819,406 in interest and similar income, resulting in a net tax effect of R$980,212.

Consolidated Financial Statements | December 31, 2023 | F-149

*Values expressed in thousands, except when indicated

APPENDIX II – STATEMENT OF VALUE ADDED

The Statement of Value Added presented below is not a requirement under IFRS; however, it is provided as supplementary information in accordance with Brazilian corporate legislation for publicly traded companies. It has been derived from the Bank's Consolidated Financial Statements and prepared in conformity with IFRS.

	2023		2022		2021
Thousand of Reais
Interest and similar income	128,282,707		115,225,118		77,987,308
Net fee and commission income	15,639,965		14,875,880		15,273,301
Impairment losses on financial assets (net)	(28,008,086)		(24,828,749)		(17,112,734)
Other income and expense	5,260,422		2,174,855		(3,843,999)
Interest expense and similar charges	(81,398,673)		(67,721,941)		(28,885,478)
Third-party input	(8,677,366)		(8,207,227)		(8,078,399)
Materials, energy and others	(896,232)		(895,734)		(713,400)
Third-party services	(6,329,546)		(6,317,067)		(6,231,129)
Impairment of assets	(250,173)		(161,434)		(165,799)
Other	(1,201,415)		(832,992)		(968,071)
Gross added value	31,098,969		31,517,936		35,339,999
Retention
Depreciation and amortization	(2,740,950)		(2,585,502)		(2,433,921)
Added value produced	28,358,019		28,932,434		32,906,078
Investments in affiliates and subsidiaries	239,236		199,179		144,184
Added value to distribute	28,597,255		29,131,613		33,050,262
Added value distribution
Employee	9,567,687	33.5%	9,894,413	34.0%	8,045,893	24.3%
Compensation	6,804,098		6,351,116		5,929,439
Benefits	1,843,988		1,737,282		1,593,386
Government severance indemnity funds for employees - FGTS	549,538		2,221		431,249
Other	370,063		1,803,794		91,819
Taxes	9,382,381	32.8%	4,749,350	16.3%	9,269,368	28.0%
Federal	9,375,150		4,625,498		8,332,994
State	-		123,852		813
Municipal	7,231		-		935,561
Compensation of third-party capital - rental	148,375	0.5%	148,375	0.5%	175,677	0.5%
Remuneration of interest on capital	9,498,812	33.2%	14,339,475	49.2%	15,559,324	47.2%
Dividends and interest on capital	6,200,000		8,100,000		9,649,000
Profit Reinvestment	3,249,313		6,187,093		5,879,052
Profit (loss) attributable to non-controlling interests	49,499		52,382		31,272
Total	28,597,255	100.0%	29,131,613	100.0%	33,050,262	100.0%

Consolidated Financial Statements | December 31, 2023 | F-150

*Values expressed in thousands, except when indicated

Our purpose is to help people and businesses prosper.
And we believe that everything should be done one way:

Simple | Personal | Fair