Form 20-F
period 2024-12-31
Banco Santander (Brasil) S.A.
filed 2025-02-28
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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
437 Madison Avenue
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

Title of Class	Number of Shares Outstanding
Common shares	3,799,243,469
Preferred shares	3,660,384,458

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2024, which was R$6.1923 to U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB (currently referred to by the IFRS Foundation as the “IFRS accounting standards”) and the interpretations issued by the IFRS Interpretations Committee (formerly known as the International Financial Reporting Interpretations Committee). Our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 have been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, whose report and unqualified opinion is included herein.

IFRS differs in certain significant aspects in comparison with U.S. GAAP. IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP. Appendix I to our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

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

iii

Market Share and Other Information

We obtained the market and competitive position data, including market forecasts, used throughout this annual report from internal surveys, market research, publicly available information and industry publications. This data is updated to the latest available information as of the date of this annual report. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Association of Savings and Mortgage Financing Entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança) or “ABECIP”; the Brazilian Association of Credit Card Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços) or “ABECS”; the Brazilian Association of Leasing Companies (Associação Brasileira de Empresas de Leasing); the National Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) or “ANBIMA”; the Brazilian Central Bank; the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social) or “BNDES”; the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) or the “IBGE”; the Brazilian Bank Federation (Federação Brasileira de Bancos), or “FEBRABAN”; the National Federation of Private Retirement and Life Insurance (Federação Nacional de Previdência Privada e Vida); the Getúlio Vargas Foundation (Fundação Getúlio Vargas) or “FGV”; the Brazilian Central Bank Information System (Sistema de Informações do Banco Central); the SUSEP; and the CVM, among others.

Calculation of Net Promoter Score

Net Promoter Score, or NPS, is a widely recognized research methodology used to measure customers’ willingness to recommend a company, its products, and its services. It assesses overall customer satisfaction and brand loyalty. The survey is distributed to customers in a random, representative sample and measures satisfaction on a scale from zero to 10. An example of the survey question is: “What are the chances of you recommending Santander to a friend or relative? Please respond on a scale from zero to 10.”

•	Responses of nine or 10 are considered “promoters”;
•	Responses of seven or eight are considered “neutral”; and
•	Responses of six or less are considered “detractors.”

An NPS score is calculated by the percentage of promoters less the percentage of detractors, thus using the total responses as a basis. The higher the number, the higher the measure of customer satisfaction. The grading scale can be negative 100 points to positive 100 points. The NPS calculation does not give weight to customers who did not respond to the survey question. To ensure greater consistency in NPS scores by increasing the response volume and extending the observation period, we evaluate scores using a 90-day period. This approach aggregates all responses over three months and recalculates the score, helping to minimize the effects of seasonal fluctuations during the evaluation period.

Our NPS score, as calculated by us in December 2023 and December 2024, was 56.5 points and 61.8 points, respectively.

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

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“GDP” means gross domestic product.

“Getnet” means Getnet Adquirência e Serviços para Meios de Pagamento S.A. and its consolidated subsidiaries.

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

“PREVIC” means the National Superintendence of Supplementary Pensions (Superintendência Nacional de Previdência Suplementar).

“Santander Spain” mean Banco Santander, S.A. and its consolidated subsidiaries.

“Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander Brasil and Getnet.

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

v

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil;
•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
•	exposure to the sovereign debt of Brazil;
•	the effect of interest rate fluctuations on our obligations under employee pension funds;
•	exchange rate volatility;
•	infrastructure and labor force deficiencies in Brazil;
•	economic developments and perception of risk in other countries, including a global downturn;
•	increasing competition and consolidation in the Brazilian financial services industry;
•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;
•	changes in reserve requirements;
•	changes in taxes or other fiscal assessments;
•	potential losses associated with an increase in the level of nonperforming loans or non-performance by counterparties to other types of financial instruments;
•	the effects of the ongoing war between Russia and the Ukraine or the war in the Middle East on the general economic and business conditions in Brazil, Latin America and globally;
•	climate-related conditions, regulations, targets and weather events;
•	uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; a decrease in the rate of growth of our loan portfolio;
•	potential prepayment of our loan and investment portfolio;
•	potential increase in our cost of funding, in particular with relation to short-term deposits;
•	a default on, or a ratings downgrade of, the sovereign debt of Brazil or our controlling shareholder;
•	restrictions on the distribution of dividends to holders of our shares and ADRs representing ADS;
•	the effectiveness of our credit risk management policies;
•	our ability to adequately manage market and operational risks;

vii

•	potential deterioration in the value of the collateral securing our loan portfolio;
•	changes in energy prices;
•	failure to adequately protect ourselves against risks relating to cybersecurity;
•	our dependence on the proper functioning of information technology systems;
•	our ability to protect personal data;
•	our ability to protect ourselves against cybersecurity risks;
•	our ability to protect our reputation;
•	our ability to detect and prevent money laundering and other illegal activities;
•	our ability to manage the growth of our operations;
•	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and
•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

The following tables set forth the selected financial information of Santander Brasil, as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction “Item 5. Operating and Financial Review and Prospects,” as well as our audited consolidated financial statements and the related notes thereto included within this annual report.

Income Statement Data

	For the Year Ended December 31,
	2024	2024	2023	2022

	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	22,154	137,183	128,283	115,225
Interest expense and similar expenses	(13,001)	(80,505)	(81,399)	(67,722)
Net interest income	9,153	56,679	46,884	47,503
Equity instrument income	14	84	22	38
Equity method income (loss)	51	313	239	199
Fee and commission income	3,822	23,665	22,455	21,238
Fee and commission expense	(1,043)	(6,460)	(6,815)	(6,362)
Gains (losses) on financial assets and liabilities (net)	(219)	(1,359)	2,730	4,153
Foreign exchange fluctuations (net)	240	1,488	1,065	546
Other operating expenses (net)	(105)	(652)	(716)	(841)
Total income	11,911	73,757	65,864	66,475
Administrative expenses	(3,297)	(20,417)	(19,563)	(18,240)
Depreciation and amortization	(441)	(2,731)	(2,741)	(2,586)

	For the Year Ended December 31,
	2024	2024	2023	2022

	(in millions of U.S.$)(1)	(in millions of R$)
Provisions (net)(2)	(742)	(4,595)	(4,424)	(1,215)
Impairment losses on financial assets (net)(3)	(4,600)	(28,484)	(28,008)	(24,829)
Impairment losses on other assets (net)	(41)	(252)	(250)	(161)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	292	1,806	998	22
Gains (losses) on non-current assets held for sale not classified as discontinued operations	17	106	45	109
Operating income before tax	3,099	19,190	11,922	19,575
Income taxes	(933)	(5,776)	(2,423)	(5,235)
Consolidated net income for the fiscal year	2,166	13,414	9,499	14,339

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2024 for reais into U.S. dollars of R$6.1923 to U.S.$1.00.
(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 21 and 22 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2024	2023	2022
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Earnings per shares (reais)
Common Shares	1,708.02	1,208.83	1,831.43
Preferred Shares	1,878.82	1,329.71	2,014.57
Diluted Earnings per shares (reais)
Common Shares	1,708.02	1,208.83	1,831.43
Preferred Shares	1,878.82	1,329.71	2,014.57
Basic Earnings per shares (U.S. dollars)(2)
Common Shares	275.83	195.22	295.76
Preferred Shares	303.41	214.74	325.33
Diluted Earnings per shares (U.S. dollars)(2)
Common Shares	275.83	195.22	295.76
Preferred Shares	303.41	214.74	325.33
From continuing operations
Basic Earnings per shares (reais)
Common Shares	1,708.02	1,208.83	1,831.43
Preferred Shares	1,878.82	1,329.71	2,014.57
Diluted Earnings per shares (reais)
Common Shares	1,708.02	1,208.83	1,831.43
Preferred Shares	1,878.82	1,329.71	2,014.57
Basic Earnings per shares (U.S. dollars)(2)

	For the Year Ended December 31,
	2024	2023	2022
Common Shares	275.83	195.22	295.76
Preferred Shares	303.41	214.74	325.33
Diluted Earnings per shares (U.S. dollars)(2)
Common Shares	275.83	195.22	295.76
Preferred Shares	303.41	214.74	325.33
Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	766.78	794.10	1,035.69
Preferred Shares (reais)	853.45	873.51	1,139.27
Common Shares (U.S. dollars)(2)	123.83	128.24	167.25
Preferred Shares (U.S. dollars)(2)	137.82	141.06	183.98
Weighted average share outstanding (in thousands) - basic
Common Shares	3,799,003	3,795,082	3,787,533
Preferred Shares	3,660,144	3,656,223	3,648,674
Weighted average shares outstanding (in thousands) - diluted
Common Shares	3,799,003	3,795,082	3,787,533
Preferred Shares	3,660,144	3,656,223	3,648,674

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.
(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2024 for reais into U.S. dollars of R$6.1923 to U.S.$1.00.

Balance Sheet Data

	As of December 31,
	2024	2024	2023	2022

	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash	5,989	37,084	23,123	22,003
Financial Assets Measured At Fair Value Through Profit Or Loss	37,305	231,002	208,922	145,515
Financial Assets Measured At Fair Value Through Other Comprehensive Income	14,870	92,079	59,052	55,426
Financial Assets Measured At Amortized Cost	124,077	768,325	723,710	663,824
Derivatives used as hedge accounting	5	30	25	1,741
Non-current assets held for sale	168	1,042	914	699
Investments in associates and joint ventures	588	3,640	1,610	1,728
Tax assets	9,656	59,790	52,839	46,446
Other assets	1,123	6,955	5,997	8,275
Permanent assets	972	6,022	7,086	8,191
Intangible assets	5,301	32,827	32,376	31,603
Total assets	200,054	1,238,797	1,115,653	985,451
Average total assets*	191,404	1,185,228	1,059,806	967,041
Liabilities
Financial liabilities measured at fair value through profit or loss	13,359	82,723	49,581	49,668

	As of December 31,
	2024	2024	2023	2022

	(in millions of U.S.$)(1)	(in millions of R$)
Financial liabilities at amortized cost	161,746	1,001,581	910,551	795,284
Credit institutions deposits	25,607	158,565	118,512	116,079
Customer deposits	97,713	605,068	583,221	489,953
Liabilities arising from securities(2)	21,903	135,633	124,397	107,121
Debt instruments eligible as capital	3,737	23,138	19,627	19,538
Other financial liabilities	12,786	79,177	64,794	62,593
Hedging derivatives	21	130	1,177	-
Provisions (3)	1,773	10,977	11,474	9,115
Tax liabilities	1,643	10,175	9,000	7,811
Other liabilities	2,161	13,384	19,014	12,892
Total liabilities	180,703	1,118,970	1,000,796	874,771
Stockholders’ equity	20,380	126,199	118,421	114,669
Other Comprehensive Income	(1,083)	(6,708)	(3,968)	(4,486)
Non-controlling interests	54	335	403	497
Total stockholders’ equity	19,351	119,827	114,856	110,680
Total liabilities and stockholders’ equity	200,054	1,238,797	1,115,653	985,451
Average interest-bearing liabilities(*)	137,154	849,299	758,913	673,056
Average total stockholders’ equity(*)	19,357	119,862	112,249	107,613

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31, of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2024 for reais into U.S. dollars of R$6.1923 to U.S.$1.00.
(2)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2024, 2023 and 2022 reflect this change.
(3)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios

	As of and for the Year Ended December 31,
	2024	2023	2022

	(%)
Profitability and performance
Return on average total assets (*)	1.1	0.9	1.6
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	7.0	7.2	7.5
Impaired assets as a percentage of total assets(1)	3.4	3.6	4.0
Impairment losses to customers as a percentage of impaired assets(1)	79.5	84.1	86.7

	As of and for the Year Ended December 31,
	2024	2023	2022

	(%)
Impairment losses, including the debt instruments accounted for as financial assets measured at amortized cost, to customers as a percentage of impaired assets(1)	84.4	88.1	89.7
Impairment losses to customers as a percentage of loans and advances to customers (gross)	5.6	6.1	6.5
Impairment losses, including the debt instruments accounted for as financial assets measured at amortized cost, to customers as a percentage of loans and advances to customers (gross)	5.9	6.4	6.7
Derecognized assets as a percentage of loans and advances to customers (gross)	4.6	5.4	3.7
Impaired assets as a percentage of stockholders’ equity(1)	35.3	34.7	35.4
Capital adequacy
Basel capital adequacy ratio(2)	14.3	14.5	13.9
Efficiency
Efficiency ratio(3)	27.7	29.7	27.4

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses.”
(2)	Basel capital adequacy ratio is measured pursuant to Brazilian Central Bank rules.
(3)	Efficiency ratio is determined by dividing administrative expenses by total income.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

Selected Consolidated Ratios, Including Non-GAAP Ratios

	2024	2023	2022

	(%)
Profitability and performance
Net interest margin(1)	5.3	4.9	5.3
Return on average stockholders’ equity(2)	11.2	8.5	13.3
Adjusted return on average stockholders’ equity(2)	14.6	11.3	18.0
Average stockholders’ equity as a percentage of average total assets(2)(*)	10.1	10.6	11.1
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)(*)	7.9	8.2	8.5
Asset quality
Impaired assets as a percentage of credit risk exposure(3)	5.6	5.5	5.9
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(3)	46.0	45.8	47.4
Liquidity
Loans and advances to customers, net as a percentage of total funding(4)	61.1	60.8	66.2
Efficiency ratio	27.7	29.7	27.4

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	“Net interest margin” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.
(2)	“Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity” to exclude goodwill arising from acquisitions made in previous reporting periods, as further discussed in note 13 to our audited consolidated financial statements included elsewhere in this annual report. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the goodwill arising from acquisitions made in previous reporting periods. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill. For a reconciliation of our selected ratios, see “—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”
(3)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. The reconciliation of credit risk exposure to the most comparable IFRS measure is disclosed in the table of non-GAAP financial measures presented immediately after these notes.
(4)	Total funding is the sum of financial liabilities at amortized cost and financial liabilities at fair value in income held for trading, excluding other financial liabilities. For a breakdown of the components of total funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

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

Reconciliation of Non-GAAP Ratios to Their Most	As of and for the Year Ended December 31,
Directly Comparable IFRS Financial Measures	2024	2023	2022

	(in millions of R$, except as otherwise indicated)
Return on average stockholders’ equity:
Consolidated net income for the period	13,414	9,499	14,339
Average stockholders’ equity(*)	119,862	112,249	107,613
Return on average stockholders’ equity(*)	11.2%	8.5%	13.3%
Adjusted return on average stockholders’ equity(*):
Consolidated net income for the period	13,414	9,499	14,339
Average stockholders’ equity(*)	119,862	112,249	107,613
Average goodwill(*)	28,031	27,868	27,928
Average stockholders’ equity excluding goodwill(*)	91,831	84,381	79,685
Adjusted return on average stockholders’ equity(*)	14.6%	11.3%	18.0%
Average stockholders’ equity as a percentage of average total assets(*):
Average stockholders’ equity(*)	119,862	112,249	107,613
Average total assets(*)	1,185,228	1,059,806	967,041
Average stockholders’ equity as a percentage of average total assets(*)	10.1%	10.6%	111.3%
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average stockholders’ equity(*)	119,862	112,249	107,613
Average goodwill(*)	28,031	27,868	27,928
Average stockholders’ equity excluding goodwill(*)	91,831	84,381	79,685
Average total assets(*)	1,185,228	1,059,806	967,041
Average goodwill(*)	28,031	27,868	27,928
Average total assets excluding goodwill(*)	1,157,197	1,031,938	939,113
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	7.9%	8.2%	8.5%
Impaired assets as a percentage of stockholders’ equity:

Reconciliation of Non-GAAP Ratios to Their Most	As of and for the Year Ended December 31,
Directly Comparable IFRS Financial Measures	2024	2023	2022

	(in millions of R$, except as otherwise indicated)
Impaired assets	42,242	39,887	39,224
Stockholders’ equity	119,827	114,856	110,680
Impaired assets as a percentage of stockholders’ equity	35.3%	34.7%	35.4%
Impaired assets as a percentage of stockholders’ equity excluding goodwill:
Impaired assets	42,242	39,887	39,224
Stockholders’ equity	119,827	114,856	110,680
Goodwill	27,893	27,853	27,889
Stockholders’ equity excluding goodwill	91,934	87,004	82,791
Impaired assets as a percentage of stockholders’ equity excluding goodwill	45.9%	45.8%	47.4%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	599,688	551,536	524,655
Impaired assets	42,242	39,887	39,224
Impaired assets as a percentage of loans and receivables	7.0%	7.2%	7.5%
Credit risk exposure:
Loans and advances to customers, gross	599,688	551,536	524,655
Guarantees	64,388	65,671	57,379
Private securities	86,281	102,673	82,503
Credit risk exposure(1)	750,357	719,881	664,537
Impaired assets as a percentage of credit risk exposure:
Impaired assets	42,242	39,887	39,224
Credit risk exposure(1)	750,357	719,881	664,537
Impaired assets as a percentage of credit risk exposure	5.6%	5.5%	5.9%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	599,688	551,536	524,655
Impairment losses(2)	(33,598)	(33,559)	(34,025)
Total funding(3)	926,450	851,743	741,613
Loans and advances to customers, net as a percentage of total funding(3)	61.1%	60.8%	66.2%

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.
(2)	Provision for impairment losses of loans and advances to customers.
(3)	Total funding is the sum of financial liabilities at amortized cost and financial liabilities at fair value in income held for trading, excluding other financial liabilities.

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

Summary of Risk Factors

Summary of Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

•	The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, new rules as well as political and economic conditions, could adversely affect us and the trading price of our securities.
•	Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.
•	Exposure to Brazilian federal government debt could have a material adverse effect on us.
•	Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.
•	Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.
•	Infrastructure, labor force deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.
•	Disruption or volatility in global financial and credit markets, including as a result of the ongoing war between Russia and Ukraine and the war in the Middle East, could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

Summary of Risks Relating to the Brazilian Financial Services Industry and Our Business

•	The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.
•	We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
•	Social and environmental risks may have a material adverse effect on us.
•	In addition, climate change can create transition risks, physical risks and other risks that could adversely affect us.
•	We are subject to increasing scrutiny and regulation from data protection laws. Failure to protect personal information could adversely affect us.
•	We are exposed to risk of loss from legal and regulatory proceedings.

•	Disclosure controls and procedures over financial and nonfinancial reporting may not prevent or detect all errors or acts of fraud.
•	Changes in taxes and other fiscal assessments may have a negative effect on us. Furthermore, we are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
•	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.
•	Furthermore, the credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
•	Liquidity and funding risks are inherent in our business, and since our main sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.
•	The value of the collateral securing our loans may decline and become insufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
•	We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.
•	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	Our business is highly dependent on the proper functioning of information technology systems. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.
•	We utilize artificial intelligence, which could expose us to liability or adversely affect our business.
•	We are subject to counterparty risk in our business.
•	Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market variables, which may materially and adversely affect us.
•	We engage in transactions with related parties that others may not consider to be on an arm’s-length basis.
•	The outbreak of highly contagious diseases or other public health emergencies could materially and adversely impact our business, financial condition, liquidity and results of operations.

Summary of Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

•	Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.
•	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors. Furthermore, our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.
•	The liquidity and market prices of the units and the ADRs may be adversely affected by the cancellation of units or substantial sale of units and shares in the market, or by the relative volatility and limited liquidity of the Brazilian securities markets.
•	The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.

•	Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity. They may also be unable to exercise preemptive rights with respect to our units underlying the ADRs and find it difficult to exercise voting rights at our shareholders’ meetings.
•	Investors may find it difficult to enforce civil liabilities against us or our directors or officers. In addition, judgments of Brazilian courts with respect to our units or ADRs will be payable only in reais.
•	Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs. Furthermore, if you exchange your ADRs for their underlying units, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, new rules as well as political and economic conditions, could adversely affect us and the trading price of our securities.

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

Uncertainty over whether the Brazilian government will continue to implement changes in policy or regulation and over which of the proposed changes will be implemented creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us and our securities. As a result, the prices of Brazilian financial assets have experienced a high level of volatility in 2024 and in 2025 through the date of this annual report. We cannot assure you that Brazilian financial markets will not experience significant volatility going forward. Economic and political developments in Brazil may also affect the business of the Brazilian financial industry.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business and lending activity, nor are we able to predict how current or future measures implemented by regulatory policymakers may impact our business. Although the incumbent administration has presented its priority initiatives for 2025 and 2026, there is a considerable level of uncertainty regarding future economic measures that may be implemented and how they could affect the economy or our business or financial performance. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, may materially adversely affect our business.

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

As mentioned, there are uncertainties regarding the policies to be followed by the incumbent government, the ability of this administration to continue implementing policies and reforms, as well as the external perception of the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities. In addition, although the tax reform on duties levied on consumption was approved by the Brazilian Congress in 2023, it continues to require adoption of subordinate regulation and approval of additional legislation by the lawmakers in 2025 to be fully implemented by the Brazilian government. A new round of tax reforms focused on income tax is also expected to be presented to the Brazilian Congress by the Brazilian government in 2025. The main measure announced aims to exempt persons who earn less than R$5,000 a month from income tax, although it is unclear as of the date of this annual report how the Brazilian government intends to fund this measure. The revocation of the income tax exemption on the payment of dividends may be included as an alternative, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies and could impact our capacity to receive future cash dividends or distributions net of taxes from our subsidiaries. The expectation is that the incumbent administration will proceed with the abovementioned income tax overhaul approval in 2025, along with other economic reforms. Any such new policies or changes to current policies may have a material adverse effect on us.

Furthermore, expenditures by the Brazilian federal government have historically led to fiscal deficits at the federal level, resulting in seven straight years of deficits between 2014 and 2020. However, the Brazilian federal government recorded a budget surplus in 2022, due in part to rising commodity prices and higher inflation. In 2023, as commodity prices stabilized, inflation receded and cyclical activities slowed down, government revenue also decreased, while expenditures continued to rise, resulting in a budget deficit. In 2024, although total fiscal revenues at the federal level increased 9.6% as compared to 2023 (in inflation-adjusted terms) as a result of ad hoc measures approved in the end of 2023), public expenditures continued to rise at a faster pace, and Brazil registered another budget deficit in the period. The Brazilian government continues to face a challenging fiscal environment despite the approval of a new fiscal framework in 2023. Similarly, the governments of Brazil’s constituent states are grappling with fiscal challenges due to high debt burdens, declining revenues, and inflexible expenditures, extensive federal economic relief programs, and aid efforts to address the impacts of the early 2024 floods in Rio Grande do Sul.

The uncertainties regarding the implementation of the Brazilian government’s agenda, considering the scenario for 2025 (completion of the tax reform on consumption, approval of measures to curb public expenditures, assessment of changes to income tax rules, the relationship between the executive, legislative, and judiciary branches, interactions among leading political parties and the incumbent administration’s approval rating) and changes related to monetary, fiscal, and social security policies could affect the Brazilian economy. Any such developments may contribute to economic instability in Brazil and increase the volatility of securities issued by Brazilian companies, including our securities.

Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.

Inflation, government measures to curb inflation, and speculation related to possible measures regarding inflation may significantly contribute to uncertainty regarding the Brazilian economy and weaken investors’ confidence in Brazil. In particular, inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA, and the IGP-M.

For example, considering the amounts in 2024, each additional percentage point change in the IPCA rate would impact our personnel and other administrative expenses by approximately R$108 million and R$87 million, respectively.

Inflation for the years ended December 31, 2024, 2023 and 2022, as measured by the IPCA, was 4.8%, 4.6%, and 5.8%, respectively. Increased inflation in the year ended December 31, 2022, resulted mainly from temporary supply shocks affecting the prices of foodstuffs. These inflationary pressures were compounded by additional factors, including events that hit electricity generation and led to an increase in energy prices, disruptions in supply chains, the depreciation of the real, the ongoing war between Ukraine and Russia, the war in the Middle East, and the COVID-19 pandemic (particularly in China), among others. As a result, inflation in mid-2022 peaked at multiple-year highs of 12.1% in Brazil (as measured by the IPCA in April 2022), which led the Brazilian government to introduce tax cuts on selected items. This helped to ease pressures on prices and led to the accumulated IPCA for the year ended December 31, 2022, being 5.79%. Some of the tax exemptions put in place in 2022 were reversed in 2023, thus adding to the inflationary pressures affecting the Brazilian economy in 2023. However, the delayed effects of tight monetary policy, favorable climatic conditions, and a stronger real in 2023 than in 2022 helped reduce inflation in the second half of 2023, which led the IPCA to end 2023 at 4.6%, below the level recorded in 2022, but still above the 3.25% targeted level set by the Brazilian Central Bank pursuant to applicable law. The IPCA showed a declining trend in the beginning of 2024 in year-over-year terms, but adverse climatic conditions affecting energy and food prices, combined with the depreciation of the real and strong economic activity with a low unemployment rate, fueled renewed inflationary pressures. These factors contributed to inflation ending the year at 4.5%, above the upper limit set by the Brazilian Central Bank pursuant to applicable law.

Moreover, the measures to fight inflation, mainly carried out by the Brazilian Central Bank, have had significant effects on the Brazilian economy and our business, and could continue to do so. As a result of inflationary pressures that arose in Brazil in early 2021 and intensified globally throughout 2022, the Brazilian Central Bank began tightening its monetary policy, raising the SELIC rate starting in mid-March 2021, ultimately reaching 9.25% by the end of 2021. This cycle continued into 2022, with the SELIC rate peaking at 13.75% in August 2022, at which point the Brazilian Central Bank opted to maintain that level. The SELIC rate stayed at 13.75% for nearly a year, as inflation hovered near the upper limit of the Brazilian Central Bank’s target range pursuant to applicable law (3.25% for 2023 and 3.0% thereafter). In August 2023, as inflationary pressures eased, the Brazilian Central Bank began reducing the SELIC rate, which fell to 10.50% by May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending—prompted the Brazilian Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 12.25% by December 2024. As of the date of this annual report, the SELIC rate stands at 13.25% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

Our income, expenses, assets and liabilities are impacted by interest rates levels and volatility. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and monetary policies. Changes in these variables may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. For more information about our risk management, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk." Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing the risk of default by our customers in the short run.

Moreover, tight monetary policies with high compulsory reserve requirements may restrict Brazil’s growth and the availability of credit, reduce our loan volumes and increase our loan loss provisions. Conversely, interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect our spreads.

Finally, the term of office of the current president of the Brazilian Central Bank concluded at the end of the 2024 fiscal year. The President of Brazil appointed the current director for monetary policy of the Brazilian Central Bank to be the next president of the Brazilian Central Bank for a four-year term starting in January 2025. This transition in leadership is likely to influence the Brazilian Central Bank’s approach to inflation control and interest rate policy, both of which are critical to Brazil’s economic stability. As monetary policy priorities may shift under new leadership, it is uncertain how inflation and interest rate management will evolve and whether potential changes could adversely impact the Brazilian economy or our operations.

Exposure to Brazilian federal government debt could have a material adverse effect on us.

We invest in Brazilian federal government bonds. As of December 31, 2024, approximately 15.4% of our total assets, and 67.1% of our securities portfolio, consisted of debt securities issued by the Brazilian federal government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

Decreases in interest rates can increase the present value of obligations under our legacy defined benefit pension plans and lifetime medical assistance plan, which contributed to an increase in our provisions in the amount of R$0.7 billion in 2023. Increases in interest rates have the opposite effect, however, which contributed to a decrease in our provisions in the amount of R$1.1 billion in 2024.

As of December 31, 2024 our provisions for pensions and similar obligations totaled R$1.4 billion (out of total provisions for legal and administrative proceedings, commitments, pensions and other matters of R$11.0 billion). For additional information, see note 21 to our audited consolidated financial statements included in this annual report.

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

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. As a result of fluctuations in commodity prices, international developments and periods of progress and setbacks on the domestic front—such as during the presidential impeachment process in 2016, or the approval of the national pension system reform in 2019—the real has weakened over the last few years. In 2022, there was significant volatility in the R$/U.S.$ exchange rate, which fluctuated within a wide band that ranged from R$4.6175 to R$5.7042 per U.S.$1.00 as a result of ongoing economic and political uncertainty both globally and within Brazil. As of December 31, 2022 the exchange rate was R$5.2177 per U.S.$1.00. In 2023, the volatility in the R$/U.S.$ exchange rate persisted as it ranged from R$4.7202 to R$5.4459 per U.S.$1.00 as a result of geopolitical issues, increases in interest rate and economic uncertainties abroad combined with uncertainty regarding Brazil’s fiscal and budgetary position. As a result, the exchange rate was R$4.8413 per U.S.$1.00 on December 31, 2023. In 2024, the real experienced a significant devaluation against the U.S. dollar, influenced in part by the outcome of the U.S. presidential election, which is expected to result in a stronger U.S. dollar relative to other currencies, as well as concerns surrounding the Brazilian economy and the Brazilian federal government’s fiscal situation. The exchange rate was R$6.1923 per U.S.$1.00 on December 31, 2024. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2024, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a variation of income on our net foreign exchange position denominated in U.S. dollars of R$2.1 million.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years. In 2020, Brazilian GDP contracted by 3.3% as a result of the effects of the COVID-19 pandemic and despite the significant economic support measures put in place by the Brazilian government (although it is believed that these measures averted an even stronger contraction). In 2021, the extension of income support programs and the relaxation of certain mobility restrictions that allowed some businesses to resume their activities boosted the industrial and services sectors and resulted in GDP growth of 4.8% in 2021. This level of growth was in part due to a low basis of comparison given the significant contraction in GDP in 2020 (against which 2021 growth was measured), an effect which was not present in 2022 and helps explain the deceleration of GDP growth in 2022 to 3.0% despite the significant volume of fiscal stimulus. In 2023, GDP growth reached 3.1%, driven by a record grain harvest. For 2024, we estimate GDP growth at 3.5%, supported by a strong economy and historically low unemployment levels. The growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters, pandemics or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

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

In 2020 and 2021, the fallout of the COVID-19 pandemic significantly affected the performance of Brazilian markets, an effect that was less pronounced in 2022 in Brazil. These factors persisted in 2022 and have been compounded by the war between Russia and Ukraine, which has contributed to inflationary pressures worldwide and spurred central banks to increase interest rates, thereby spurring fears of a global economic slowdown. Continued COVID-19 outbreaks in China in 2022 and early 2023 and the response of the Chinese government to these outbreaks adversely affected the Chinese economy. During 2023 and 2024, the Chinese government resumed introducing monetary and fiscal stimuli in order to reverse that setback and meet its economic growth goals. The global economy was also adversely affected by the war in the Middle East, which started in October 2023 and has been ongoing since then. In addition, inflationary pressures in advanced economies proved to be more resilient than previously imagined, thus leading monetary authorities in these economies to extend their monetary tightening cycle and renewing fears of a global recession, which weighed on the market value of our securities. In response to the monetary tightening cycles launched in advanced economies and the extension of a subdued economic growth in China, global inflationary pressures started abating and opened room for the monetary authorities around the world to start reducing their base interest rates (e.g., the European Central Bank in June 2024 and the U.S. Federal Reserve in September 2024), which translated into favorable prospects for a recovery in the world economic growth in the near future. However, these developments may not necessarily be felt in Brazil, where inflationary pressures have persisted, and the Brazilian Central Bank has continued to raise interest rates in response to fiscal concerns and other domestic challenges. See “—Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.”

In addition, we continue to be exposed to disruptions and volatility in the global financial markets due to their effects on the financial and economic environment, particularly in Brazil, which could include a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and a lack of credit availability. We lend primarily to Brazilian borrowers, and these effects could materially and adversely affect our customers and increase our nonperforming loans, resulting in increased risk associated with our lending activity and requiring us to make corresponding revisions to our risk management and loan loss reserve models.

A global economic downturn could have a material adverse effect on us.

The global macroeconomic environment is facing challenges, including the ongoing war between Russia and Ukraine, the war in the Middle East, supply chain disruptions, high energy prices, resilient inflationary pressures, trade disruptions and an economic slowdown in China. Although most central banks around the world have started reducing their base interest rates, there is considerable uncertainty over the lagged effects of the prior tight monetary policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States, which may result in GDP contractions across major economies in the short and medium term.

In 2022, the war between Russia and Ukraine contributed to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China are involved in controversies related to trade barriers in China that have threatened a trade war between the countries, which have implemented or proposed to implement tariffs on certain imported products. Sustained tensions between the United States and China could significantly undermine the stability of the global economy. This risk is heightened by the outcome of the U.S. presidential election in November 2024, with the new administration being expected to reignite trade disputes, including the reimplementation or escalation of tariffs on Chinese goods, as well as measures aimed at reducing U.S. reliance on Chinese supply chains.

Furthermore, after taking office, the U.S. president has increased and is expected to continue to increase trade tariffs on key trade partners of the United States, such as Mexico and Canada, and also imposed a series of significant economic tariffs on a wide array of goods imported into the United States, including certain imports from China as well as on imports of steel and aluminum from around the world. Brazil, as an exporter of steel and aluminum to the United States, will be adversely affected by these tariffs. The U.S. administration has also expressed a desire to put in place reciprocal tariffs on countries around the world. Brazil may also be affected by these reciprocal tariffs given its trade relationship with the United States. There is no guarantee that the United States will not impose additional tariffs on Brazilian exports, whether directly on Brazilian goods more broadly or indirectly through tariffs on other products that incorporate Brazilian inputs. Such measures may have a material adverse effect on both Brazil’s economy and the global economy. In addition, any additional tariffs or the development of a fully-fledged trade war could exacerbate economic tensions globally, disrupt global trade flows, add to economic uncertainty and have a material adverse effect on both Brazil’s economy and the global economy.

On October 7, 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the region. In 2024, in response to attacks from Lebanon and Iran, Israel attacked Lebanon targeting Hezbollah infrastructure and leaders and carried out airstrikes against Iranian military sites. The war, a further escalation of the conflict and any resulting conflicts in the region would exacerbate the ongoing humanitarian crisis and could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, further disruptions in supply chains, inflationary pressures and market volatility, among other potential consequences. It remains unclear whether these challenges and uncertainties will be contained or resolved, or what effects they may have on global political and economic conditions in the long term.

Scenarios of political tensions and instability throughout the world stemming from a variety of factors such as heightened polarization and political fragmentation, may lead to shifting and unpredictable outcomes in political elections, legislative and policy-making efforts, social conditions and the global economy, to the progressive erosion of the rule of law in certain long-standing democracies. Furthermore, increasing public debt levels together with high interest costs may not be sustainable and could lead certain countries to have higher sovereign risk premia and sovereign debt crises. The inauguration of the newly elected administration in the United States is expected to introduce additional volatility to financial markets, driven by anticipated policies such as increased tariffs, a more protectionist trade agenda, and potential fiscal measures, which could significantly impact securities prices, interest rates, and exchange rates. A deterioration of the global economic, political, social and financial environment, particularly in Europe and the Americas, could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects.

Moreover, the risk of returning in Europe to a fragile and volatile environment, heightened political tensions or recession could be aggravated if, among others, (i) the German economy falls into recession due to reduced competitiveness of its industrial sector, (ii) the policies implemented to provide emergency assistance and support to Ukraine, to alleviate the consequences of the war in the EU and to contain inflation do not succeed, (iii) the reforms aimed at improving the labor market, productivity and competitiveness fail, (iv) the banking union and other measures of European integration do not take hold, or (v) anti-European groups become more widespread. A deterioration of the economic and financial environment in Europe could have a material adverse impact on the global economy, affecting our operating results, financial position and prospects.

In addition, growing protectionism and trade tensions, such as the ongoing tensions between the United States and China as well as a more protectionist trade agenda generally in the United States, could intensify their negative impact on the global economy. Meanwhile, China’s economic deceleration, driven by structurally low growth, real estate distress, and slow population growth, could exacerbate global economic challenges and impact our operating results, financial condition, and prospects.

Additionally, the UK ceased to be a member of the EU in 2020. A limited trade deal was agreed between the UK and the EU with the relevant new regulations coming into force on January 1, 2021. The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy. Uncertainty remains around the terms of the UK’s relationship with the European Union and the lack of a fully comprehensive trade agreement may negatively impact the economic growth of both regions. Similarly, an adverse effect on the UK and the European Union may have an adverse effect on the wider global economy or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

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

Disruption or volatility in global financial and credit markets, including as a result of the ongoing wars between Russia and Ukraine and in the Middle East, could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

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

The continuance or escalation of the wars in Ukraine and in the Middle East could materially affect our financial position and increase our operational risk.

On February 24, 2022, Russia launched a large-scale military action against Ukraine. The war in Ukraine has caused an ongoing humanitarian crisis in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. The continuance or escalation of the war, including its extension to other countries in the region, has led to, and could continue to lead to, further increases in energy, oil and gas prices (particularly if supplies to Europe are interrupted) and inflationary pressures, which in turn could lead to increases in interest rates and market volatility. In addition, the war has exacerbated supply chain problems, particularly to those businesses most sensitive to rising energy prices. The war and its effects has exacerbated and could continue to exacerbate the slowdown in the global economy and could negatively affect the payment capacity of some of our customers, especially those with more exposure to the Russian or Ukrainian markets.

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

Furthermore, we believe that the risk of cyberattacks on companies and institutions has increased and could increase even further as a result of the aforementioned conflicts and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. Although we actively monitor for cyberattacks, there can be no assurance that our cybersecurity and data protection measures and defenses will be effective at identifying, preventing, mitigating or remediating any such cyberattacks.

It remains unclear whether the challenges and uncertainties caused by the ongoing war between Israel and Hamas will be contained or resolved, or what effects they may have on global political and economic conditions in the long term. Continuation or escalation of the war could lead to higher oil and gas prices, the imposition of sanctions, travel and import/export restrictions, further disruptions in supply chains, inflationary pressures and market volatility, among other potential consequences.

We do not have a physical presence in Russia, Ukraine or in the Middle East and our direct exposure to Russian, Ukrainian or Middle Eastern markets is not material. However, the impact of the wars and sanctions on global markets and macroeconomic conditions globally, and other potential future geopolitical tensions and consequences remain uncertain and may exacerbate our operational risk. Episodes of economic and market volatility and pressure on supply chains and inflation may continue to occur and could worsen if wars persist or increase in severity. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from the wars in Ukraine and in the Middle East.

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

Furthermore, the negative effects on such companies and others may also impact the level of investments in infrastructure in Brazil, which may lead to lower economic growth or contraction in the near to medium term. Although we have reduced our exposure to companies involved in government investigations, we cannot assure that new investigations will not be launched or that additional persons will not become subject to investigation. To the extent that the repayment ability of these companies is hampered by any fines and/or other sanctions that may be imposed upon them or reputational or commercial damage as a result of investigations, we may also be materially adversely affected. In addition, investigations have involved members of the Brazilian executive and legislative branches, which caused considerable political tensions, and, as a result, persistently poor economic conditions in Brazil could have a material adverse effect on us. It is difficult to calculate the size and extension of the effects derived from such political tensions, which may further deteriorate Brazil’s economic conditions.

Risks Relating to the Brazilian Financial Services Industry and Our Business

Our growth, asset quality and profitability, among others, may be adversely affected by a slowdown in Brazil and volatile macroeconomic and political conditions.

A slowdown or recession in Brazil and other major world economies could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions). The year 2021 was marked by an accelerated recovery in the level of activity in the main global economies, as a result of the expansionary monetary and fiscal policy, including reductions in interest rates. As a result, inflation rates in 2021 and 2022 have increased considerably in Brazil and globally, due to the strong increase in aggregate demand and bottlenecks in supply and production chains due to shortages of inputs. In 2023, inflation in Brazil was moderate compared to the levels observed at the end of 2022, reflecting tighter monetary policy, a stronger Brazilian real, and favorable supply-side factors, including a record grain harvest. However, the path toward achieving the 3.0% inflation target set by the Brazilian Central Bank under applicable law proved uncertain. This became evident in 2024, as inflationary pressures resurfaced, driven by a combination of adverse climatic conditions impacting energy and food prices, a significant depreciation of the real against the U.S. dollar—partly due to the outcome of the U.S. presidential election—and persistent fiscal concerns in Brazil, which compounded domestic economic challenges.

In Brazil, the generalized increase in prices was exacerbated by the depreciation of the real against the U.S. dollar and other major currencies, leading the Brazilian Central Bank to raise the SELIC rate from 2.0% at the end of 2020 to 13.75% at the end of 2022. The SELIC rate remained at this high level until August 2023, when the decrease in inflationary pressures and a more favorable economic outlook allowed the Brazilian Central Bank to begin loosening monetary policy. The SELIC rate at the end of 2023 stood at 11.75%. Rate cuts continued into 2024, with the SELIC rate reaching 10.50% in May 2024. However, renewed inflationary pressures in the second half of 2024—driven by adverse weather conditions, a significant devaluation of the real amid the global strength of the U.S. dollar following the U.S. presidential election, and Brazil’s persistent fiscal challenges—led the Brazilian Central Bank to reverse course, initiating a tightening cycle in September 2024. As of the date of this annual report, the SELIC rate stands at 13.25%.

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

In particular, we face, among others, the following risks related to the economic downturn and volatile conditions:

•	reduced demand for our products and services;
•	increased inflationary pressure, continued high unemployment and continued reductions in growth prospects could make the economic environment more unpredictable and adversely affect our results of operations;
•	polarization of the political scenario in Brazil amid the process of submission of key legislation to the Brazilian Congress’ approval. In addition, the Brazilian Congress has new leadership in the House of Representatives and in the Senate, which is expected to result in negotiations to form new political alliances that may result in a more complex political scenario;
•	intensification of government action in regulation (including banking regulation with respect to the Agenda BC#, such as regulations on social and environmental risks, or CSLL, IOF and other tax reform), technological disruptions (including as a result of PIX and Open Finance) and the entry of new players (including large technology companies, fintech and marketplaces) have made and may continue to make our industry more competitive and potentially less profitable;

•	increased regulation of our industry and compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our regulatory risks and limit our ability to pursue business opportunities; and
•	inability of our borrowers to comply with their existing obligations on a timely basis, whether in part or at all. Continued macroeconomic uncertainty may adversely affect customers’ income across both our retail and corporate business, and may adversely affect the recoverability of our loans, resulting in increased loan losses.

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

In addition, we are exposed to sovereign debt in Brazil. Our net exposure to Brazilian sovereign debt as of December 31, 2024 was R$190.6 billion (or 15.4% of our total assets as of that date) and consisted principally of National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F). Recessionary conditions in Brazil would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.

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

The economy of Brazil faces long-standing structural problems, including weaknesses in infrastructure, economic competitiveness and education, high levels of social inequality, rising inflation and increasing public debt levels, and has experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the Brazilian economy to which we lend. In addition, Brazil is affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Furthermore, fiscal and monetary policy measures enacted by the Brazilian government in response to the COVID-19 pandemic significantly increased governmental debt through 2021 and 2022. In 2023 and 2024, despite economic growth and positive developments from a revenue standpoint, the level of governmental debt (as a percentage of the GDP) has continued to increase.

Among the risks that could negatively affect the Brazilian economy and financial markets and lead to a slowdown of the global economy, recession, inflationary pressures and/or stagflation are: (i) further increases in the prices of energy and other commodities; (ii) the breakdown of global supply chains; (iii) the continuance or escalation of the wars in Ukraine and in the Middle East; (iv) additional fiscal incentives, which have hitherto contributed to keeping inflation above target levels; (v) a decline in governmental revenue, which could lead to a steep growth in governmental debt; (vi) increasing governmental costs, including those arising from public policies and social programs the current administration seeks to implement, which could exacerbate fiscal imbalances; and (vii) the return to or maintenance of tight monetary and fiscal policies or the tightening thereof, including by rising or maintaining high interest costs. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services.

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

The success of our operations, our profitability and our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet the customers’ needs during their entire life cycle. However, we may not be able to manage emerging risks as we develop new products and services, which could have a material adverse effect on us. Moreover, our customers’ needs and/or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs and/or desires. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If we cannot respond in a timely fashion to the changing needs and/or desires of our customers, including as a result of ageing population, we may lose existing or prospective customers, which could in turn materially and adversely affect us. In addition, the cost of developing products is likely to affect our results of operations.

We face the challenge of simplifying the range of our products and services and, at the same time, being able to satisfy the needs of our clients by offering new products and services. The development of these new products and services exposes us to new and potentially increasingly complex risks, such as the conduct risk in the relationship with customers, and development expenses. Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Should our customer service levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential new business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

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

As some of the banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial institutions is continuously evolving. Moreover, to the extent that these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. The measures of the Brazilian Central Bank and the amendment of existing laws and regulations, or the adoption of new laws or regulations, could adversely affect our ability to provide loans, make investments or render certain financial services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. Furthermore, regulatory authorities have substantial discretion in how to regulate banks, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulations may be unexpectedly and immediately imposed by governments and regulators in response to a crisis, and these may especially affect financial institutions such as those that may be deemed to be systemically important. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements require a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

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

Our business and operations are subject to increasingly significant rules and regulations set by the Brazilian Central Bank, the CVM, the PREVIC, the SUSEP, the CNSP and the CMN, with which we are required to comply to conduct our banking and financial services business. These apply to business operations, affect our financial returns, and include reserve and reporting requirements and conduct-of-business regulations.

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

We are required to comply with applicable anti-money laundering and anti-terrorism, or “AML/CFT,” antibribery and corruption, sanctions and other laws and regulations (collectively, financial crime and compliance (“FCC”) regulations) applicable to us. These laws and regulations require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We have FCC policies and procedures in place detailing what is required from those responsible. We are also required to conduct FCC training for our employees and to report suspicious transactions and activity to appropriate law enforcement following full investigation by our special incidents area.

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

We maintain updated policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime-related activities. However, emerging technologies, such as cryptocurrencies (which were recently regulated by statute in Brazil) and innovative payment methods, could limit our ability to track the movement of funds and, therefore, present a risk to us. Our ability to comply with the legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability. These require implementation and embedding within our business effective controls and monitoring, which in turn requires ongoing changes to systems and operational activities. Financial crime is continually evolving and is subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there have been, and may in the future continue to be, instances where we may be used by other parties to engage in money laundering and other illegal or improper activities.

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

We receive, maintain, transmit, store and otherwise process proprietary, sensitive, confidential and personal data, including public and nonpublic personal information of our customers, employees, counterparties and other third parties, including, but not limited to, personally identifiable information and personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this information is governed by stringent federal, state, local and foreign laws, rules, regulations and standards, and the legal and regulatory framework for privacy, data protection and cybersecurity is in considerable flux and evolving rapidly. As privacy, data protection and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, privacy, data protection and cybersecurity issues have become the subject of increasing legislative and regulatory focus. There has also been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity and data privacy, which increases the risk of investigations into cybersecurity practices and related disclosures, of companies within its jurisdiction which, at a minimum, can result in distraction of management and diversion of resources for targeted businesses.

We are subject to regulations enacted by Brazilian authorities, which include the LGPD and data protection regulations issued by the Brazilian Data Protection Authority, or the “ANPD.” The LGPD came into effect in September 2020, with the exception of its articles 52, 53 and 54, which came into effect on August 1, 2021. The LGPD sets out several penalties, which include warnings, blocking and erasure of data, public disclosure of the offense, and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense. In addition, we are subject to Regulation (EU) 2016/279 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”). Additionally, following the United Kingdom’s withdrawal from the EU, we also are subject to the UK General Data Protection Regulation (“UK GDPR”) (i.e., a version of the GDPR as implemented into UK law). The GDPR and UK GDPR have also imposed significant fines and penalties for noncompliance of up to the higher of 4% of annual worldwide turnover or €20 million (or £17.5 million under the UK GDPR), and, for other specified infringements, fines and penalties of up to the higher of 2% of annual worldwide turnover or €10 million (or £8.7 million under the UK GDPR). European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros.

The implementation of the LGPD, the GDPR, the UK GDPR and other data protection regimes has required substantial amendments to our procedures and policies. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial noncompliance with the new procedures. If there are breaches of our privacy, data protection and cybersecurity obligations, as the case may be, we could face significant civil administrative and monetary sanctions, as well as reputational damage, which could have a material adverse effect on our operating results, financial condition and prospects. Furthermore, following any such breach, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Data Protection Requirements.”

We utilize artificial intelligence, which could expose us to liability or adversely affect our business.

We utilize, and are continuing to explore further uses of, AI in connection with our business, products and services, including AI designated to enhance transaction monitoring and sanctions screening, improve customer experience and reduce operational risk. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various governmental and regulatory agencies around the world, and various jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws and regulations to AI or are considering legal frameworks for AI.

In addition, AI regulation was approved by the Brazilian Senate in 2024 by means of the Bill of Law No. 2,338/23, which seeks to establish general national standards for the development, implementation, and responsible use of AI systems in Brazil. This bill, which is currently under discussion in the Brazilian House of Representatives and, if approved, will be submitted for presidential approval or veto, would seek to introduce potential compliance requirements, liability standards, or usage restrictions that could directly affect our operations. If approved by the Brazilian House of Representatives and thereafter enacted into law, Bill of Law No. 2,338/23 may impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use of AI systems.

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

Moreover, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false inferences or outputs; AI may subject us to new or heightened legal, regulatory, ethical or other challenges; AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, any of which could impair the acceptance of AI solutions, including those incorporated into our products and services. If the AI solutions that we create or use are deficient, inaccurate or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. Further, there can be no assurance that our use of AI will be successful in reducing our operational risk or increasing our operational efficiencies or otherwise result in our intended outcomes.

Additionally, if any of our employees, contractors, vendors or service providers use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent disclosure or incorporation of our proprietary, confidential, sensitive or personal information into publicly available or third-party training sets which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal information, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

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

We are from time to time subject to regulatory investigations and civil and tax claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees, economic plans, and other commercial, privacy, data protection, cybersecurity, tax or climate-related matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties, are in the early stages of investigation or discovery, or have common elements but require assessment of circumstances on a case-by-case basis, we cannot state with certainty what the eventual outcome of these pending matters will be. The amount of our reserves in respect to these matters, which is calculated based on the probability of loss of each claim, is substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a highly uncertain matter may become material to our operating results.

As of December 31, 2024, we had provisions for taxes, other legal contingencies and other provisions of R$9,612 million (compared to R$8,930 million as of December 31, 2023). For more information, see note 22 to our audited consolidated financial statements included in this annual report and in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In the fourth quarter of 2023, the Brazilian Congress enacted Constitutional Amendment No. 132/2023, which is intended to pave the way for a significant reform of the Brazilian tax system. This reform will include the replacement of five taxes currently levied in Brazil: (i) the Social Integration Program (Programa de Integração Social), or “PIS”; (ii) the Social Security Financing Contribution (Contribuição para o Financiamento da Seguridade Social), or “COFINS”; and (iii) Tax on Industrialized Products (Imposto sobre Produtos Industrializados), or “IPI” – federal taxes; (iv) Circulation of Goods and Services Tax (Imposto sobre Circulação de Mercadorias e Serviços), or “ICMS” – a state tax; and (v) Tax on Services (Imposto Sobre Serviços), or “ISS” – a municipal tax. These taxes will be replaced by two value-added taxes: ICMS and ISS will be merged into a Tax on Goods and Services (Imposto Sobre Bens e Serviços), or “IBS,” managed by states and municipalities, and the Federal Government will be in charge of a Contribution on Goods and Services (Contribuição sobre Bens e Serviços), or “CBS,” which will merge the PIS, the COFINS, and the IPI. In the beginning of 2025, the President of Brazil sanctioned Supplementary Law No. 214/2025, which regulates the consumption tax reform, establishes the IBS and CBS and sets off the transition period until their entry into effect. We are currently reviewing the effects of such legislation on our expected tax burden.

Tax reforms or any change in laws and regulations affecting taxes or tax incentives may directly or indirectly adversely affect our business and our results of operations. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

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

Since many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, there is no assurance that our current or future provisions for impairment losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our provisions for impairment losses, which may adversely affect us. If we were unable to control or reduce the level of our nonperforming or poor credit quality loans, this could have a material adverse effect on us.

As of December 31, 2024, our credit risk exposure (which includes gross loans and advances to customers, guarantees and private securities (securities issued by nongovernmental entities) amounted to R$750,357 million (compared to R$719,881 million as of December 31, 2023). For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Economic uncertainty may lead to a contraction in our loan portfolio.

Brazil has historically experienced slower GDP growth rate compared to other emerging markets. The relatively high average GDP growth rate of 3.6% per annum between 2021 and 2023 was driven partly by fiscal stimulus and expansion in the agribusiness sector. However, growth has since slowed, and the GDP growth rate for the period between 2022 and 2024 is estimated at 3.2% per annum. This deceleration, coupled with a slowdown in customer demand, increased market competition, regulatory changes, and recent hikes in the SELIC rate, has negatively impacted the growth of our loan portfolio in recent years. Persisting economic uncertainty could further harm the liquidity, businesses, and financial conditions of our customers, leading to reduced consumer spending, higher unemployment, and increased household indebtedness. These factors could, in turn, diminish demand for borrowing, materially and adversely affecting our business.

Liquidity and funding risks are inherent in our business, and since our main sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they fall due, or that we can only secure such financial resources at excessive cost. This risk is inherent in any retail and wholesale banking business and can be heightened by a number of enterprise-specific factors, including overreliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuation or escalation of the wars in Ukraine and in the Middle East, high energy prices, inflation or other disruptive events. Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

Our cost of obtaining funds is directly influenced by prevailing interest rates and our credit spreads, and increases in these factors raise our funding costs. While certain global central banks began to lower interest rates in 2024, they remain elevated by historical standards. In Brazil, however, interest rates have risen significantly over the past year as the Brazilian Central Bank responded to persistent inflationary pressures. We cannot assure you that interest rates will not remain high or continue to increase throughout 2025. A return to periods of relatively high inflation are likely to result in higher operating costs, a decrease in the purchasing power of families with the consequent increase in delinquencies in our credit portfolios, and lower economic growth derived from the tightening of monetary and fiscal policies aimed at containing inflation, among other risks, any of which could have a material adverse effect on our operations, financial condition and prospects. In addition, credit spread variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

We rely primarily on deposits as our main source of funding. As of December 31, 2024, 87% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 48% of our assets had maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy and in the financial services industry, the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances arise, this could have a material adverse effect on our operating results, financial condition and prospects.

Difficulties or liquidity issues faced by certain financial entities could cause withdrawals of deposits from these entities and volatility in international markets. The spread or potential spread of these or other issues to the broader financial sector could have a material adverse effect on our operating results, financial condition and prospects.

Central banks around the world took extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis and the COVID-19 pandemic. As a result of inflationary pressures beginning in 2021 and persisting through 2023, central banks have reduced or discontinued these measures. If any remaining credit facilities, which are progressively being reduced, were to be rapidly removed or significantly reduced, this could have a material adverse effect on our ability to access liquidity and on our funding costs. Additionally, our activities could be adversely impacted by liquidity tensions arising from generalized drawdowns of committed credit lines to our customers.

Our ability to manage our funding base may also be affected by changes to the regulation on compulsory reserve requirements in Brazil. For more information on the rules on compulsory reserve requirements, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Compulsory Reserve Requirements.”

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected. Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio, or “LCR,” is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. For the observations in this disclosure (exercised with daily balances for October, November and December 2024), Santander Brasil had an LCR of 171.85%, above the 100% minimum requirement. The Net Stable Funding Ratio, or “NSFR,” provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile in relation to their activities. Our NSFR, which must remain at a minimum of 100% beginning from October 1, 2018 according to CMN rules, was 109.9% as of December 31, 2024.

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

On December 19, 2023, S&P upgraded Brazil's sovereign rating from BB- to BB with a stable outlook. On July 27, 2024, Fitch affirmed Brazil’s sovereign rating at BB with a stable outlook. Finally, on October 1, 2024, Moody’s upgraded Brazil’s sovereign rating from Ba2 to Ba1 with a positive outlook. Nonetheless, any future downgrade of Brazil’s credit rating could negatively impact the trading price of our units and ADRs. Similarly, downgrades of major Brazilian companies could worsen the economic conditions in Brazil, particularly for companies reliant on foreign investment, potentially having a material adverse effect on our business, financial condition, results of operations, and the price of our securities.

Downgrades in Brazil’s sovereign credit ratings, those of our controlling shareholder, or in our own ratings, would likely increase our borrowing costs. A rating downgrade could also limit our ability to sell or trade certain products, such as subordinated securities, engage in longer-term or derivative transactions, and retain customers who require a minimum rating threshold to invest. Furthermore, under certain derivative contracts and financial commitments, we may be required to maintain a minimum credit rating or post collateral to avoid termination of such contracts. These outcomes could reduce our liquidity and adversely affect our operations, financial condition, and results.

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

Santander Spain’s long-term debt in foreign currency is currently rated investment grade by the major rating agencies: A2 positive outlook by Moody’s, A+ with a stable outlook by S&P and A with a stable outlook by Fitch. Santander Brasil’s long-term debt in foreign currency is currently rated BB with a stable outlook by S&P and Baa3 with a positive outlook by Moody’s and was affected as a result of the lowering of Brazil’s sovereign credit rating. Any further downgrade in our long-term debt in foreign currency, including as a result of adverse economic conditions in Brazil or globally (such as those caused by the ongoing war between Russia and Ukraine and the war in the Middle East), would likely increase our funding costs and adversely affect our interest margins and results of operations.

We cannot assure that the rating agencies will maintain their current ratings or outlooks. In general, the future evolution of our ratings will be linked, to a large extent, to the impact of the general macroeconomic outlook (including as a result of the continuation or escalation of the wars in Ukraine and the war in the Middle East), inflation and interest rates on our asset quality, profitability and capital, as well as on the rating of Santander Spain. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins and results of operations.

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

As part of the risk analysis we conduct with our clients, we consider several risk factors, including environmental issues (such as soil and groundwater contamination, deforestation, or lack of environmental permits), social issues (such as slavery-like working conditions or the impact of projects on indigenous people) and, more recently, climate issues, considering both physical and transition risks. Any failure or neglect on our part to identify and accurately assess these factors and potential risks before entering into proposed transactions with our customers could harm our image and reputation, and have a material adverse effect on our business, results of operations, and financial condition.

Moreover, we are also exposed to the risk that our assessment of a product or service we provide, or an investment we have made, as socially or environmentally responsible may be challenged by customers, regulators, or third parties. There has been an increase in regulatory and investor demand for sustainability-linked financial instruments. This growing interest in sustainability factors, along with increased demand for and scrutiny of sustainability-related disclosures by financial institutions, has heightened the risk that we could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of our self-managed investment funds or our sustainability efforts and initiatives, commonly referred to as “greenwashing.” Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.

Furthermore, the Brazilian Central Bank has recently updated regulations and standards applicable to financial institutions regarding the management and governance of social, environmental, and climate risks. These regulations cover risks arising from our products, services, and activities, as well as from the activities of our counterparties, controlled entities, suppliers, and outsourced service providers. Most of these regulations have been in effect since July 2022. Any failure or noncompliance by us in adequately identifying and assessing these risks could subject us to sanctions by the Brazilian Central Bank and have a material adverse impact on our business and financial condition. For more information on the new regulatory requirements issued by the Brazilian Central Bank relating to sustainability requirements applicable to Brazilian financial institutions, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Sustainability Requirements Applicable to Financial Institutions.”

The value of the collateral securing our loans may decline and become insufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of macroeconomic factors, especially those affecting Brazil. Such as natural disasters (including as a result of climate change). We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

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

Financial instruments, including derivative instruments and securities, represented 88.1% of our total assets as of December 31, 2024. As of December 31, 2024, the notional value of derivatives in our books amounted to R$2,626 billion (with a market value of R$40,206 million of assets and R$39,410 million of liabilities).

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

Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead management, based on models that are poorly developed, implemented or used, or as a result of the modeled outcome, to misunderstand or misuse such information for purposes for which it was not designed or if the data and inputs of the models were incorrect or insufficient. In addition, if existing or potential customers or counterparties believe that our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation, as well as our revenues and profits. We also face risks from operational losses that may occur due to inadequate processes, people and systems failures or even from external events like natural disasters, terrorism, robbery and vandalism. Despite the operational risk management process supported by the Board of Directors and the internal audit tests, the internal controls and procedures effectiveness may not be fully adequate or sufficient to avoid all the known and unknown operational risks. We have suffered losses from operational risk in the past, including losses related to the migration of customer accounts in connection with acquisitions, phishing scams perpetuated by third parties and information system platform upgrades. There can be no assurance that we will not suffer material losses from operational risk in the future, including losses related to security breaches.

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

We may not be able to successfully protect our information technology systems and platforms against such threats. In recent years, we have seen increased targeting of the computer systems of companies and organizations, and the techniques used to obtain unauthorized, improper or illegal access to information technology systems have become increasingly complex and sophisticated. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including not only cybercriminals, but also activists and rogue states. Cyberattacks, data breaches, data losses and other security incidents, including fraudulent withdrawal of money, can result from, among other things, inadequate personnel, inadequate or failed internal control processes and systems, or external events or actors that interrupt normal business operations and may include disruptions, failures, service outages, unauthorized access or misuse, software bugs, server malfunctions, software and hardware failure, defective software or hardware updates, malware and ransomware, social engineering and phishing attacks, denial-of-service attacks, misconduct, fraud and other events that could have a serious impact on us. Cyberattacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyberattacks could disrupt our electronic systems used to service our customers.

The professionalization of cybercriminals has produced a worsening threat landscape increasing the frequency and severity of cyberattacks that are impacting businesses, third parties, critical infrastructure and even governments. This situation has made cybersecurity a top risk concern for all industries, including the financial sector.

Our greater reliance on digital systems also makes cybersecurity one of the main nonfinancial risks of the business. Our goal is to make Santander Brasil a cyber-resilient organization that can quickly prevent, detect and respond to cyberattacks by constantly improving our defenses. This aligns with the objectives of the European Union’s Digital Operational Resilience Act, which aims to strengthen the IT security of financial entities and ensure resilience in the event of severe operational disruptions.

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

If these risks give rise to losses, this could materially and adversely affect us. Our loan portfolio does not have any specific concentration exceeding 10% of our total loans. As of December 31, 2024, 1.2% of our loan portfolio is allocated to our largest debtor and 3.5% to our next 10 largest debtors. However, we cannot assure this will continue to be the case or that we will not incur significant losses from counterparty defaults despite the concentration levels described above. If these counterparty risks give or continue to give rise to losses, our business, financial condition and results of operations could materially and adversely be affected.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market variables, which may materially and adversely affect us and our profitability.

Our financial results are constantly exposed to market risk, including trading risks and structural risks. In 2024, 2023 and 2022, inflationary pressures, increases in the prices of energy, oil, gas and other commodities and the continuance or escalation of the wars in Ukraine and in the Middle East caused and could continue to cause high market volatility, which could materially and adversely affect us and our trading and banking book.

Market risk affects (i) our interest income/(charges), (ii) the market value of our assets and liabilities, in particular of our securities holdings, loans and deposits and derivatives transactions, and (iii) other areas of our business such as the volume of loans originated or credit spreads. Market risk could include unexpected or unpredictable risks related to periods in which the market does not calculate prices efficiently (for example, during market interruptions or shocks). Economic activities exposed to market risk include (a) transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors, (b) the liquidity risk from our products and markets; and (c) the balance sheet liquidity risk.

Interest rate risk arises from movements in interest rates that reduce the value of a financial instrument, a portfolio or Santander Brasil. It can affect loans, deposits, debt securities, most assets and liabilities held for trading, and derivatives. Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income/(charges), which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future (which, in turn, will impact our results).

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

Exchange rate risk, in turn, is the possibility of loss because the currency of a long or open position will depreciate against the base currency. We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities.

Equity risk is the possibility of loss from open positions in securities if their market price or expected future dividends fall. It affects shares, stock market indices, convertible bonds and derivatives with shares as the underlying asset (put, call, equity swaps, etc.). We are exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio.

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

We are also exposed to other more complex coverage market risks, such as correlation risk, market liquidity risk, prepayment or cancellation risk and subscription risk. In addition, we are exposed to balance sheet liquidity risk, which is the possibility of loss caused by forced disposal of assets or cash flow imbalance if the bank meets its payment obligations late or at excessive cost. It can cause losses by forced asset sales or impacts on margins due to the mismatch between expected cash inflows and outflows.

If any of these risks were to materialize, our net interest income or the market value of our assets and liabilities could suffer a material adverse impact.

Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the wars in Ukraine and in the Middle East, high inflation (including high energy prices) and other disruptive events. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments, including as a result of more stringent climate change or reputation requirements. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect or misstated, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios. For further information about our accounting estimates, see note 1 to our audited consolidated financial statements included elsewhere in this annual report, and for further information about our provisions for judicial and administrative proceedings, see note 22 to our audited consolidated financial statements included elsewhere in this annual report.

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

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any substantial failure to improve or upgrade our information technology infrastructure and management systems in an effective, timely and cost-effective manner, including in response to new or modified privacy, data protection and cybersecurity laws, rules, regulations and standards, could have a material adverse effect on us.

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

Moreover, during the heights of the COVID-19 pandemic, we permitted or required a majority of our employees to work remotely, which led to increased vulnerability of our systems and the risk of cyber-attacks. Though the majority of our employees are now working in person at our offices, work-from-home policies may lead to continued vulnerability to the extent certain of our employees elect to work away from our premises and access our networks remotely. This trend, combined with our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has increased the risk of cyberattacks, data breaches, data losses and other security incidents.

Furthermore, any failure or disruption of our operational processes or systems, or cyberattacks, data breaches, data losses and other security incidents with respect to our or our third-party vendors’ systems could adversely affect our business or reputation, and create significant legal, regulatory or financial exposure. We prioritize early identification, monitoring and mitigation of risks (including those resulting from our interactions with third parties) in our goal to provide a resilient and secure operational environment. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary, sensitive and confidential information, including personal information, (ii) we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, sensitive and confidential information, including personal information, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks, data breaches, data losses and other security incidents. For example, on May 14, 2024, Santander Spain announced that they had become aware of an unauthorized access to a database that included certain customer and employee information hosted by a third-party provider.

The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cyberattacks, data breaches, data losses and other security incidents but does not guarantee full protection or a risk-free environment. This is especially applicable in the current global environment, with the wars in Ukraine and in the Middle East resulting in an increased risk of cyberattacks, data breaches, data losses and other security incidents, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in these wars. While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyberattacks, data breaches, data losses and other incidents attributed to our vendors as they relate to the information we share with them.

We have seen in recent years the information technology systems and networks of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to such information technology systems and networks have become increasingly complex and sophisticated, including through the use of AI. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyberattacks, data breaches, data losses or other security incidents to our customers, affected individuals or regulators, as applicable.

If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyberattacks, penetrations, compromises, breaches or circumventions of our information technology systems or networks or experience other data breaches, data losses or other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of personal, proprietary, confidential or sensitive information, remediation costs (including liabilities for stolen assets or information and repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of personal, proprietary, confidential or sensitive information or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and our investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to privacy, data protection and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyberattack, data breach, data loss or other security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.

Any of such cyberattacks, data breaches, data losses and other security incidents described above could have a material adverse effect on our business, financial condition and results of operations. For additional information, see also “—We are subject to increasing scrutiny and regulation from data protection laws, including penalties in the event of noncompliance with the terms and conditions of certain new European and Brazilian regulations” and “—Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.”

Damage to our reputation could cause harm to us.

Maintaining a robust risk management framework based on robust ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could materially and adversely affect our perception among current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition, and prospects as well as damage our customers’ and investors’ confidence and the market price of our securities. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct, including the possibility of fraud perpetrated by our employees, litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cyberattack, data breach, data loss or other security incidents), dealing with sectors that are not well perceived by the public (weapons industries or embargoed countries, for example), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price throughout the year, compliance failures, unethical behavior, actual or alleged conduct in any number of activities, including lending practice, sales and marketing, corporate governance and corporate culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

Additionally, we could suffer significant reputational harm that could affect our business, results of operations and prospects from any negative perceptions regarding topics related to environmental, social and corporate governance policies. There has been increased focus by customers, shareholders, investor advocacy groups, employees, regulators and other stakeholders on these topics, and our policies, practices and disclosures in these areas could come under scrutiny. Governments may implement new or additional regulations and standards or investors, customers and other stakeholders may impose new expectations or focus investments in ways that cause significant shifts in disclosure, consumption and behaviors that may have negative impacts on our reputation and business. If regulators or stakeholders consider our efforts to be ineffective, inadequate or unsatisfactory, whether real or perceived, it could harm our reputation, business and prospects and we could be subject to enforcement, other supervisory actions or other harm.

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

We allocate management and planning resources to develop strategic plans, priorities, policies and targets, including for organic growth and to identify potential acquisitions, divestitures and areas for restructuring our businesses. The execution of these initiatives is subject not only to external factors but also to our own decisions, including those that alter or redefine our business practices, operational frameworks, strategic objectives, corporate priorities, internal policies, and procedural guidelines.

We cannot provide assurance that we will, in all cases, be able to deliver our strategic plans, priorities, policies and targets. Furthermore, in order to grow and remain competitive, we will need to adapt to changes to meet the demands and expectations of regulators, our clients, shareholders and other stakeholders, including in relation to matters of public policy, regardless of whether there is a legal requirement to do so. We cannot guarantee that we will be able to implement changes to any of our strategic plans, priorities, policies and targets, in a timely and appropriate manner, or that we will be able to accurately predict trends, initiatives and business practices of financial institutions. It is also possible that regulators, our clients, shareholders and other stakeholders might not be satisfied or even disagree with our strategic plans, priorities, policies and targets, or the speed of their adoption, implementation, evolution and consequences.

From time to time, we evaluate acquisition and partnership opportunities that can offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurances that our expectations with regards to integration and synergies will materialize. In addition, any acquisition or venture could result in inconsistencies in standards, controls, procedures and policies. Moreover, the success of any acquisition or venture will, at least in part, be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

Challenges that may result from our strategic growth decisions include our ability to:

•	managing efficiently the operations and employees of expanding businesses;
•	maintaining or growing our existing customer base;

•	assessing the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;
•	financing strategic investments or acquisitions;
•	aligning our current information technology systems adequately with those of an enlarged group;
•	applying our risk management policy effectively to an enlarged group;
•	managing a growing number of entities without over-committing management or losing key personnel; and
•	meeting the expectations of regulators and our clients, shareholders and other stakeholders.

Any failure to manage growth effectively, an inability to successfully adapt to changing conditions or to execute successfully any of our strategic actions, or any changes in our business practices, operational framework, strategic objectives, corporate priorities, internal policies and procedural guidelines could have a material adverse effect on our operating results, financial condition and prospects.

Termination of the Getnet Partnership Agreement could have a material adverse effect on our business.

We completed the spin-off of our merchant acquiring business, conducted through Getnet in October 2021. As part of this process, we entered into the Getnet Partnership Agreement on April 15, 2021, which outlines the framework for our ongoing relationship with Getnet. However, the Partnership Agreement may be terminated at will by either party upon one year’s prior written notice or immediately in the event of a default by the other party, including insolvency, bankruptcy, or loss of a material license, among other specified conditions.

If the Partnership Agreement is terminated or not renewed, our operations and financial condition could suffer a material adverse effect. The loss of this partnership could disrupt our business, limit access to essential services provided under the agreement, or result in increased operational and financial burdens. Furthermore, there is no assurance that we would be able to secure a favorable agreement with a new partner to replace Getnet, which could exacerbate the adverse impact on our business, results of operations, and shareholder value. For additional information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Partnership Agreement with Getnet.”

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

Our continued success depends in part on the continued service of key members of our senior executive team and other key employees. The ability to continue to attract, train, motivate and retain highly qualified and talented professionals is a key element of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives or other key employees and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

Our ability to attract and retain qualified employees is affected by perceptions of our culture, social and corporate governance policies and management, our profile in the markets in which we operate and the professional opportunities we offer.

In addition, the financial industry is subject and may continue to be subject to more stringent regulations relating to of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We rely on third parties and affiliates for important products and services.

Third-party vendors and certain affiliated companies provide key components of our business infrastructure such as loan and deposit servicing systems, back office and business process support, information technology production and support, internet connections, and network access (including cloud-based services). Relying on these third parties and affiliated companies can be a source of operational and regulatory risk to us, including with respect to security breaches, service outages and other disruptions or failures affecting such parties. We are also subject to risk with respect to security breaches, service outages and other disruptions or failures affecting the vendors and other parties that interact with these service providers. As our interconnectivity with these third parties and affiliated companies increases, we face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs. In addition, certain problems caused by these third parties or affiliated companies could affect our ability to deliver products and services to customers. While we have diversified providers for the main services and keep strict and close monitoring on them, in some instances, replacing these third-party vendors could also entail delays and expense. Further, the operational and regulatory risk we face as a result of these arrangements may be increased to the extent that we restructure such arrangements. Restructurings could involve significant expense to us and entail significant delivery and execution risk, which could have a material adverse effect on our business, operations and financial condition.

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

We use models for admission (scoring and rating) and behavioral credit processes, for the definition of credit limits, and for the calculation of provisions, market risk, structural risk, and operational, compliance and liquidity risk. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates and forecasts. It involves simplified representations of real-world relationships between characteristics, values and observed assumptions that allows us to focus on specific aspects.

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

Additionally, changes in economic and market drivers impact the performance of financial models, including credit loss and provisions models, capital models, traded risk models and models used in the asset/liability management process. This requires additional monitoring and adjustments to comply with the guidance and recommendations of standard setters, regulators and supervisors, particularly for credit loss models. It also results in the use of mitigants for model limitations, such as adjustments to model outputs to reflect consideration of management judgment. The performance and usage of models has been and may continue to be impacted by the consequences of changes in economic and market drivers, such as geopolitical events, financial crises, social and political upheaval and other events. While it is too early to be entirely certain of the magnitude of change required for our models, it is likely that capital, credit risk and other models will need to be adjusted.

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

Risks associated with climate change are gaining increasing social, regulatory, economic and political relevance, both in Brazil and globally. New regulations related to climate change may affect our operations and business strategy, leading us to incorporate financial costs resulting from the following risk drivers:

•	Transitional risks associated with the move to a low-carbon economy, both at idiosyncratic and systemic levels, such as through policy, regulatory and technological changes and business and consumer preferences, which could increase our expenses and impact our strategies. We expect that financial services providers may undergo significant developments in terms of stakeholder, policy, legal and regulatory expectations relating to our lending activities and the value of our financial assets as regards the sustainability impact of our activities. As a result, we expect that we will face greater scrutiny with respect to our business and the customers we transact with. Our operational decision-making in certain industries or projects associated with causing or exacerbating climate change may be affected as we seek to adapt our practices to avoid reputational and client relationship harm, both of which may in turn impact customer demand for our products, returns on certain business activities and the value of certain assets and trading positions resulting in impairment changes. Recent developments that may have an effect on our operations and/or those of our customers include European Union Regulation 2023/1115 on deforestation-free products, which may have a significant impact on Brazilian agribusiness, and Law No. 15,042 of December 11, 2024, which established the Brazilian Greenhouse Gas Emissions Trading System (SBCE), regulating the carbon credit market, and which may lead to an increase in operating costs for customers.
•	Physical risks related to discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. For example, Brazil suffered extreme weather events in 2024, which is believed to be due to the El Niño weather phenomenon. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with, including through direct damage to assets and indirect impacts from supply chain disruption and market volatility. If we fail to adequately embed risks arising from climate change into our risk and operational frameworks to appropriately measure, manage and disclose the various financial and operational risks that may result from climate change, or if we fail to adapt our strategy and business model to a changing regulatory and market environment, we may face significant adverse impacts on our business growth rates, competitiveness, profitability, capital requirements, cost of funding and financial condition.

These primary drivers could materialize, among others, in the following financial risks:

•	Credit risks: Physical climate change could lower corporate revenues, increase operating costs and lead to increased credit exposure. Severe weather could also affect collateral value. Additionally, companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•	Market risks: Market changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation, and lead to higher volatility.
•	Liquidity risks: Companies could face liquidity risks derived from cash outflows to improve their reputation in the market or solve climate-related problems. Extreme weather events could also affect the value of our high-quality liquid assets or cause sovereign debt to rise limiting our access to capital markets.
•	Operational risks: Severe weather events could damage assets and directly impact business continuity of both of our customers’ and our operations. Climate-related financial risks could also cause operational risk losses from litigation if, for example, we are perceived to misrepresent sustainability-related practices, achievements, metrics goals or targets.
•	Regulatory compliance risks: Increased regulatory compliance risk may result from the increasing focus, pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.
•	Reputational risks: Our reputation and client relationships may be damaged as a result of our practices, disclosures and decisions related to climate change and social and environmental issues, or to the practices or involvement of our clients, vendors or suppliers in certain industries or projects being associated with causing or exacerbating climate change. Furthermore, parties who may suffer losses from the effects of climate change may seek compensation from those they hold responsible such as state entities, regulators, investors and lenders. We could face conduct risks derived from misrepresentations in our sustainability-related disclosures, including our practices, achievements, metrics, goals and targets or the sustainability characteristics of our products or of our customers, investors or other stakeholders (greenwashing).
•	Strategic risks: Our strategy could be affected if we fail to achieve our net zero or other targets, including those related to the activities that we finance and those concerning our own operations.

As a financial institution, we are already subject to certain regulatory sustainability requirements as detailed under “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Sustainability Requirements Applicable to Financial Institutions.” These requirements may increase going forward as a result of the increasing importance of sustainability matters. This and other changes in regulations in Brazil and international markets may expose us to increased compliance costs and limit our ability to pursue certain business opportunities and provide certain products and services, each of which could adversely affect our business, financial condition and results of operations.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure.

We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and/or targets. If we lack robust and high-quality climate-related procedures, controls and data, we may not be able to disclose reliable climate-related information. In addition, because the climate-related information is based on current expectations and future estimates about our and third parties’ operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates and targets or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.

Our exposure to sectors most affected by climate factors—identified through market consensus and the materiality analysis we conduct—primarily involves corporate and investment banking portfolios. The management of these clients incorporates, where appropriate and permissible, climate considerations during initial analysis, credit granting, and the preparation and review of credit ratings. These ratings influence parameters used to calculate credit losses, such as probability of default. Consequently, if climate factors are significant, they are integrated with other analytical elements into credit loss calculations, informing capital and provisioning requirements.

Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.

The outbreak of highly contagious diseases or other public health emergencies could materially and adversely impact our business, financial condition, liquidity and results of operations.

Although the World Health Organization declared that COVID-19 no longer constitutes a public health emergency, the emergence of new COVID-19 waves, of variants resistant to existing or new vaccines, or of any other highly contagious diseases or other public health emergencies may force countries to readopt measures that restrict economic activity. Any such development may lead to a deterioration of the macroeconomic environment and adversely impact our business and results of operations, which could include, but are not limited to: (i) a continued decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) a decline in the value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; and (v) downgrades of our credit ratings.

Moreover, our operations could be impacted by risks arising from remote work or bans on nonessential activities. If, in connection with any future public health emergencies, we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.

The resurgence of COVID-19 or other variants or strains, or any future outbreak of any other highly contagious diseases, or other public health emergencies may have adverse effects on our business, financial condition, liquidity and results of operations or cause other risks to us.

Any such events may have a material adverse effect on our business, financial condition, liquidity and results of operations or cause other risks to us.

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business, and its interests could conflict with ours.

As of January 31, 2025, Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 89.53% of our total capital.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2024, the aggregate market capitalization of the B3 was equivalent to approximately R$4.1 trillion (U.S.$0.7 trillion), and the top 10 stocks in terms of trading volume accounted for approximately 43% of all shares traded on B3 in the year ended December 31, 2024. In contrast, as of December 31, 2024, the aggregate market capitalization of the NYSE was approximately U.S.$37.0 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.

The uncertainties caused by the outbreak of COVID-19 had an adverse impact on the global economy, global capital markets, including in Brazil, and the prices of most securities traded on the NYSE and the B3, including the price of our securities, during the course of 2020 and 2021 and, to a lesser extent, in 2022. These effects were compounded in 2022 by the ongoing war between Russia and Ukraine, supply chain disruptions, high inflation (including elevated energy prices), and rising interest rates globally and in Brazil. In 2023 and 2024, additional volatility was driven by extreme weather events in Brazil, including droughts and floods linked to the El Niño phenomenon, which impacted key sectors of the economy, as well as renewed geopolitical tensions and the effects of persistent inflationary pressures. These factors, along with uncertainty surrounding Brazil’s fiscal policies and global monetary tightening cycles, have contributed to fluctuations in the prices of our securities traded on the NYSE and the B3. We cannot assure you that the price of our securities will not fall below the lowest levels at which they traded in the past as a result of these or other factors.

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

After completion of the voluntary exchange offers by Santander Spain in Brazil and in the United States for the acquisition of up to all of our shares that were not held by the Santander Group at that time, we are no longer subject to the obligations of the special listing segment of B3 known as the Level 2 corporate governance segment (the “Level 2 Segment”). For more information, see “Item 9. The Offer and Listing—C. Markets—Corporate Governance Practices.” Currently, we voluntarily comply with certain of the corporate governance requirements for companies listed on the Level 2 Segment.

Discontinuation, in whole or in part, of our existing corporate governance practices or minimum protections may adversely affect your rights as a security holder and may result in a decrease in the price of our shares, units and ADRs.

Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity.

According to our By-Laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law, and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$6.0 billion, R$6.2 billion and R$8.1 billion (R$1.61, R$1.67 and R$2.17 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2024, 2023 and 2022, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in the future. In the future, we may also become subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity, such as a temporary restriction in 2020 on dividend distributions and other payments as a result of measures taken by the Brazilian Central Bank to combat the COVID-19 pandemic’s effect on the Brazilian financial sector. Although this restriction was not reinstated in the years that followed, we cannot assure you that this or other restrictions will not be reinstated in the future.

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

Our By-Laws provide that we, our shareholders, our directors and officers and the members of our fiscal council (if installed) shall submit to arbitration any and all disputes or controversies that may arise among ourselves relating to, or originating from, the application, validity, effectiveness, interpretation, violations and effects of violations of the provisions of Brazilian Corporate Law, our By-Laws, the rules and regulations of the CMN, the Brazilian Central Bank and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets and the rules and regulations of the Arbitration Regulation of the Market Arbitration Chamber. However, in specific situations, including whenever precautionary motions are needed for protection of rights, the dispute or controversy may have to be brought to a Brazilian court. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the units or ADRs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations and according to Brazilian laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Brazilian Central Bank or competent court, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the units or ADRs.

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

Important Events

We have set forth below important recent events in the development of our business. For further information, please see note 11 (d) to our audited consolidated financial statements, included elsewhere in this annual report.

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

Following this transaction, on June 7, 2023, we entered into an agreement with the shareholders of Toro Participações S.A., or “Toro Participações,” for the acquisition of the remaining shares of Toro Participações. Once this transaction was completed, we became the indirect holder of all the share capital of Toro Corretora. and Toro Investimentos. After the conditions precedent established in the agreement were fulfilled, the transaction closed on January 3, 2024. Following this acquisition Toro Participações was merged into Toro Corretora on February 29, 2024.

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

On December 22, 2023, SHI entered into an agreement to acquire all of the outstanding shares of Apê11. As a result of this second transaction, SHI became the sole shareholder of 100% of Apê11 share capital. Following this acquisition Apê11 was merged into SHI on June 28, 2024.

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

Acquisition of interest in SX Tools Soluções e Serviços Compartilhados Ltda.

On September 26, 2022, we acquired the entire issued share capital of SX Tools Soluções e Serviços Compartilhados Ltda., or “SX Tools,’ becoming its sole shareholder. As part of the acquisition, we increased the share capital of SX Tools from R$1,000 to R$192 million. SX Tools will primarily provide us and our subsidiaries back-office services to improve the efficiency of our routines. On May 10, 2023, SX Tools changed its corporate name to Tools Soluções e Serviços Compartilhados Ltda.

Total spin-off of Atual Serviços de Recuperação de Créditos e Meios Digitais S.A. to Return Capital S.A. and Liderança Serviços Especializados em Cobrança Ltda.

On October 31, 2022, Atual Serviços de Recuperação de Créditos e Meios Digitais S.A., or “Atual,” was fully spun off and its assets were absorbed by both of its direct subsidiaries, Return Capital S.A., or “Return Capital,” and Liderança Serviços Especializados em Cobrança Ltda., or “Liderança,” in accordance with the proportions established in the transaction documents. With the implementation of the total spin-off, Return’s capital was increased by R$3,991 million and Liderança’s was increased by R$267 million, with both now being held directly by us, as the sole shareholder. Liderança changed its corporate name to EmDia Serviços Especializados em Cobrança Ltda., or “emDia,” on April 24, 2023.

Investment in Biomas – Serviços Ambientais, Restauração e Carbono S.A.

On November 9, 2022, our wholly owned subsidiary, Santander Corretora, entered into an investment agreement to acquire up to 20% of the share capital of Biomas – Serviços Ambientais, Restauração e Carbono S.A., or “Biomas.” Biomas provides biodiversity and ecosystem restoration and conversation services, which is aligned with our sustainability objectives. Following the closing of the transaction on March 21, 2023, Santander Corretora now holds 16.66% of the outstanding shares of Biomas.

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

Investment in Gestora de Informação de Crédito S.A.

On October 4, 2022, LexisNexis Serviços de Análise de Risco Ltda., or “Lexisnexis” (an entity in which we are not a shareholder), entered in an agreement to acquired newly issued shares of Gestora de Informação de Crédito S.A., or “GIC,” a company in which we hold an equity interest. GIC develops a database with the objective of aggregating, reconciling and processing registration and credit information of individuals and legal entities to support credit granting, pricing and marketing activities. The transaction closed on December 20, 2022, and we now hold a 15.6% equity interest in the share capital of GIC.

Sale of a portion of Santander Corretora’s shareholding in Webmotors

On April 28, 2023, Santander Corretora sold a 40% stake in the share capital of Webmotors to Carsales.com Investments Pty Ltd., or “Carsales.” As a result, Santander Corretora now holds 30% of the share capital of Webmotors while Carsales holds the remaining 70%. Carsales is part of CAR Group Limited, an Australian multinational company.

Acquisition of Equity Interest and Investment in Fit Economia de Energia S.A.

On August 1, 2023, Santander Corretora entered into an investment agreement with HB Fit Participações Ltda. to acquire up to 65% of the share capital of Fit Economia de Energia S.A. After the conditions precedent established in the agreement were fulfilled, the closing of the transaction occurred on March 6, 2024.

Partnership with Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda.

On July 24, 2023, we entered into a partnership agreement with Sodexo Pass International and Sodexo Pass do Brasil Serviços de Inovação Ltda. On June 27, 2024, after the conditions precedent established in the agreement were fulfilled, our partnership with the Pluxee Group (which was spun-off from Sodexo) became operational. As a result of the transaction, we and the Pluxee Group now hold 20% and 80% equity stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A.

Merger of Mob Soluções em Tecnologia Ltda. into Mobills Labs Soluções Em Tecnologia Ltda.

On October 31, 2023, the shareholders of Mob Soluções em Tecnologia Ltda., or “Mob,” and Mobills Labs Soluções Em Tecnologia Ltda., or “Mobills,” approved the merger of Mob into Mobills, its sole shareholder, as resolved by the meetings of its shareholders held on such date. As a result, Mob ceased to exist and was succeeded by Mobills. On June 30, 2024, Mobills was fully merged with and into, and its assets were absorbed by its direct parent company, Toro Investimentos.

Call Option and Issuance of Notes

In October and November 2023, Santander Brasil exercised our option to repurchase the Tier 2 debt instruments issued in 2018 in the amount of U.S.$1.25 billion. In their place to compose our Tier 2 regulatory capital, we issued financial bills (letras financeiras) with a subordination clause in the total amount of R$6.0 billion. These financial bills have a term of 10 years, and redemption and repurchase options in accordance with the applicable regulations.

Furthermore, on November 8, 2024, we also exercised our option to repurchase the Tier 1 debt instruments issued in 2018. In order to replace these as part of our Tier 1 regulatory capital, we issued financial bills with a subordination clause in the total amount of R$7.6 billion. These new financial bills have a repurchase clause exercisable from the date that is 10 years after their issuance date, in accordance with the applicable regulations.

Investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora entered into an agreement to acquire 70% of the share capital of América Gestão Serviços em Energia S.A. (“América Gestão”). After the conditions precedent established in the agreement were fulfilled, the closing of the transaction occurred on July 4, 2024. América Gestão is an energy management company with a diversified client portfolio and a large range of service offerings such as strategic and operational energy management for consumers and plants in the free and captive markets, and sustainability projects in line with environmental and social factors. The company has more than 20 years of experience in the power sector.

Reorganization of Return Capital

On May 17, 2024, Return Capital, a wholly owned subsidiary of Santander Brasil, entered into a share purchase and sale agreement with certain minority investors in Return Capital Gestão de Ativos e Participações S.A. (formerly known as Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.), or “Return Gestão,” to acquire the remaining 20% of the share capital of Return Gestão. As a result, Santander Brasil became the owner of the entire issued share capital of Return Gestão. Following this acquisition, Return Capital was merged with and into Return Gestão on September 30, 2024. As a result of this merger, Return Capital ceased to exist and its activities were taken over by Return Gestão, of which Santander Brasil is the sole shareholder.

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our information technology platform. Our information technology platform focuses on our customers and supports our business model. In 2024, 2023 and 2022, total investments in information technology were R$1,832 million, R$2,259 million and R$1,885 million, respectively.

In 2024, 2023 and 2022, we continued to improve our technology platforms by investing in our digital applications, especially through the implementation of new solutions in the areas of artificial intelligence (e.g., machine learning, and AI for operations, or AIOPs), micro services, blockchain technology, cyber insurance, facial recognition and cloud-based technologies, among others. We believe that the application of these new technologies improved our interaction with our customers and enabled us to provide solutions across credit, consortiums (“consórcios”), payroll loan, insurance, private banking, cards, payments, agribusiness and investments to better address client needs. We also continued to invest in our physical distribution network (branches, PABs and PAEs), including biometric identification for corporate customers, digital purchase and payment of exchange, among other initiatives. For more details about our technology and infrastructure, see the item “—B. Business Overview—Technology and Infrastructure.”

Our ongoing capital expenditure consists primarily of investments in information technology. We expect to fund our ongoing capital expenditures principally from our cash flow from operations.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations.”

4B. Business Overview

Our Strategy

Our strategy is centered on pursuing profitable, diversified and sustainable operations.

We are focused on becoming the most present bank in our customers’ lives, striving to deliver the best-in-class experience to individuals and businesses alike. We believe that our use of technology leads improves our customers’ journeys by offering relevant, tailored products to enable us to meet our customers’ need when, how, and where they desire. We have strived to strengthen our customer service channels, particularly our digital platform and remote services. In addition, in our physical channels, we have a new store model that positions our stores as a convenient stopover integrated within our multichannel offering.

We are guided by our strategic pillars of (i) customer centrality, (ii) scaling up, through the expansion of the customer base and a comprehensive multichannel offering, (iii) revenue diversification, striving to grow in retail deposits and commissions, (iv) expertise in credit and efficiency, seeking to strengthen our portfolio and cost management for the benefit of our customers, and (v) leveraging our key enablers, which we believe are people and technology, the key components to support our business transformation. We are aiming to build an operation capable of generating consistent and long-term results.

We also focus on maintaining sound risk management, and work to continuously improve our internal models to maintain our credit risk indicators at levels consistent with our risk management policies. In terms of costs and efficiency, we continue to develop our productivity culture, seeking to improve our operational efficiency by simplifying and digitizing processes and implementing technologies. Additionally, we are focused on maintaining discipline in capital allocation, and seek to prioritize operations with higher profitability and good asset quality.

We recorded net income of R$13,414 million, R$9,499 million, and R$14,339 million in the years ended December 31, 2024, 2023 and 2022, respectively, representing a 41.2% change in the year ended December 31, 2024, compared to the year ended December 31, 2023. In the years ended December 31, 2024, 2023 and 2022, we achieved capital adequacy ratios of 14.3%, 14.5%, and 13.9%, respectively. In the years ended December 31, 2024, 2023 and 2022, we reached efficiency ratios of 27.7%, 29.7%, and 27.4%, respectively. In addition, we achieved a return on average stockholders’ equity of 11.2%, 8.5%, and 13.3% in 2024, 2023 and 2022, respectively, and an adjusted return on average stockholders’ equity of 14.6%, 11.3%, and 18.0% in 2024, 2023 and 2022, respectively. Adjusted return on average stockholders’ equity is a non-GAAP financial measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.” We believe that these metrics demonstrate our track record of consistent performance and the results of our constant efforts to improve our productivity.

In recent years, we have undergone significant transformations, thereby enabling us to identify and capitalize on business opportunities. We have expanded our business to diversify our offering of products and services:

•	In 2022, we continued to pursue our commitment to becoming a leading client-oriented company in Brazil, underpinned by a culture of growth and a customer-centric strategy predicated on four strategic pillars:
◦	customer centricity: focus on maximizing the experience and satisfaction of our customers by providing simple, comprehensive and suitable solutions for each profile, concurrently with the development of our sales channels, the enhancement of self-service capabilities and our customer support;
◦	sales channels: building a fast and efficient sales platform, with channels that are more integrated and accessible to customers where, how and when they desire;
◦	innovation and profitability: we encourage innovation as we seek to fulfill the demands of our customers. We concentrate on advancing strategic businesses, expanding them into new markets and diversifying our portfolio offerings, in addition to accelerating our core operations; and
◦	culture: building a company in which all employees have both a business and a customer perspective, serving as brand influencers and promoters, with a horizontal and distinctive culture, where empowerment, meritocracy and diversity are the cornerstones. We believe that our sustainability culture is an integral part of our operations.
•	In 2023, we remained focused on being the bank of first choice for customers in their financial decisions, striving to put customers at the center of our business. Thus, we continued to make progress with our strategic priorities:
◦	Customer base profitability and loyalty: we increased our number of loyal customers (i.e., those who have purchased six or more of our products at the time of measurement) by 5.8% in the year ended December 31, 2023 compared to the year ended December 31, 2022, which we believe is directly correlated with improvements in satisfaction levels, particularly within our customer service channels.
◦	Strategic business expansion driving growth in:
▪	Companies, where we continuously strive to provide a leading product offering for companies in Brazil: (a) for corporate segment, we endeavor to offer sophisticated and tailored products and services as demonstrated by our prominent position across multiple business areas; and (b) for SMEs, where we have strengthened our customer service model and expanded our loan portfolio, laying the foundation for our ambition to grow this business over the medium term.
▪	Consumer Finance, where we forged strategic partnerships that further reinforced our market position. We also focused on increasing our rate of loan origination while maintaining quality by seeking to attract customers with higher-than-average credit ratings;
◦	Innovation and technology: we are constantly working to strengthen our culture of productivity and cost management, always focused on providing the best experience for our customers.
•	In 2024, we have focused on being our customers’ primary bank, striving to provide a highly personalized offering to our 69 million customers. We believe this can only be done with the intensive use of technology, which we believe improves the customer experience and reduces the cost incurred to serve our customers. We are prioritizing the primary relationship focusing on the following pillars:
◦	Transactionality: which we define as transactions our customers do through Santander Brasil, such as paying with credit cards or using PIX and wire transfers. We believe this is an essential part of our customer primacy strategy and a driver of our revenue diversification efforts;
◦	Investments: the fundamental lever of our retail funding expansion plan; and
◦	Credit: with relentless discipline in capital allocation, being a complementary element to the other pillars.

In 2024, we also began a new engagement approach with our customers by launching “Começa Agora” (which means “It Starts Here”) to foster closer connections with our customers. We introduced our “Santander Free” offering which is focused on low income customers. We also sought to strengthen our tailored offering of products to our “Santander Select” high income customers. We have also shifted our positioning in the SMEs segment, to be closer, more available and integrated into our customers’ businesses. Additionally, we have made progress in combining our Toro and other Santander Brasil offerings to develop a market-leading investment platform combining a digital experience with human relationships with scale and technological excellence, which we believe are key levers of our retail funding expansion plan.

Our Business

We provide a full range of products and services to our customers through the following business segments:

•	Commercial Banking: provides services and products to individuals and companies (excluding global corporate customers, who are managed by our Global Wholesale Banking division). The revenue generated from this segment is derived from the banking and financial products and services offered to both account holders and non-account holders.
•	Global Wholesale Banking: offers a wide range of national and international tailor-made financial services and structured solutions for our global corporate customers, which are primarily local and multinational corporations.

We outline below the business divisions pertaining to each of our operating segments:

Commercial Banking	Global Wholesale Banking
Retail Banking Individuals SMEs Consumer Finance Corporate	Santander Corporate & Investment Banking (“SCIB”)

In addition, provided below is a breakdown of our net interest income and operating income before tax by segment:

	For the Year Ended December 31,
	Net interest income			Operating income before tax
	2024	2023	2022	2024	2023	2022

	(in R$ millions)
Commercial Banking	51,563	44,652	45,618	12,461	5,953	13,281
Global Wholesale Banking	5,115	2,232	1,885	6,730	5,969	6,294
Total	56,679	46,884	47,503	19,190	11,922	19,575

The following table presents a managerial breakdown of our loans and advances by customer type as of the dates indicated:

	As of December 31,			Change between 2023 and 2024	Change between 2022 and 2023
	2024	2023	2022

	(in R$ millions)
Individuals	287,021	255,704	243,398	12.2%	5.1%
Consumer Finance	75,119	62,501	58,823	20.2%	6.3%
SMEs	73,274	64,970	62,917	12.8%	3.3%
Corporate(1)	164,273	168,361	159,517	(2.4) %	5.5%
Total Credit Portfolio	599,688	551,536	524,655	8.7%	5.1%
Guarantees and private securities	150,669	168,345	139,882	(10.5) %	20.3%
Credit risk exposure (2)	750,357	719,881	664,537	4.2%	8.3%

(1)	For loan portfolio purposes, “Corporate” refers to companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.

(2)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Commercial Banking

Retail – Individuals

Our strategy for individual customers revolves around five main pillars:

•	Cost Optimization – Providing a more digital offering to increase the proportion of digital interactions with our customers relative to physical interactions, which we believe improves customer experience and lowers costs.
•	Credit – Capital optimization by shifting the portfolio mix to prioritize transactional and higher profitability products, focusing on credit cards in particular.
•	Engagement Model – The app as the main sales and engagement driver. Growth squads focused on e-commerce, in addition to personalization through extensive use of open finance. In terms of human contact, we strive to leverage every touchpoint to improve customer relationships.
•	Service Model – The app as the primary customer channel, migrating an extensive array of communications from the call center to the chatbot. Providing the customer with a conversational experience remotely, 90% through chats and 10% through voice conversations, while continuing to offer brick-and-mortar branches.
•	Offering – A simpler, digital bank focused one customer experience, featuring a free account and card offering (our “Santander Free” offering), unlimited withdrawals, and 10 days of interest-free overdraft to strengthen our “Santander” and “Santander Select” brands.

As of December 31, 2024, we structured the individual customer service segment as follows:

•	Private Banking – customers who have at least R$5.0 million in assets available for investment. Private banking provides a comprehensive and customized range of financial products and services, including investment advisory services, loans, and asset management, delivered by a dedicated investment and banking services manager.
•	Santander Select – customers with a monthly income starting from R$15,000, or at least R$100,000 in investments, or customers who choose to pay for this service category, regardless of their income or amount of investments. Within Santander Select, our goal is to understand our customers’ needs at each stage of their lives and provide them with financial advisory services through a multichannel solution in which they have the option of receiving human assistance across all channels, including financial products and services that support their wealth accumulation and investment goals.

•	Santander Van Gogh – customers with a monthly income ranging from R$4,000 to R$14,999, or customers who choose to pay for this service category. Within Santander Van Gogh, our goal is to understand our customers’ needs at each stage of their lives and provide them with financial advisory services through a multichannel solution in which they have the option of receiving human assistance across all channels, including financial products and services that support their financial goals.
•	Santander Especial – customers with a monthly income of up to R$3,999. Santander Especial offers simple and efficient solutions with a suitable cost-benefit ratio for our customers, primarily through digital channels.

On January 13, 2025, we announced that the Santander Van Gogh segment would be discontinued. With this change, Santander Especial will comprise customers with a monthly income of up to R$6,999, and customers with higher monthly income will be allocated in the Santander Select segment. All other conditions remain unchanged, such as requiring customers to maintain at least R$100,000 in investments or otherwise pay a fee for this service category.

Repositioning of Santander Select

Recognizing the strategic importance of high-income customers in the Brazilian banking market, we launched a repositioning of our “Santander Select” brand in June 2024 with our “It Starts With You” initiative. This initiative offers customers a new service experience that includes an online chat with humans, a dedicated team, a team of investment specialists in our investment advisory service for high-net-worth individuals (which we call our AAA advisory service), exclusive cards, international services, and access to features distinct from those offered in our other brands.

Santander Free

In 2024, we introduced our “Santander Free” offering which is focused on low income customers. It is a value proposition featuring unique differentiators to achieve customer principality (e.g., a 100% free account and card, unlimited withdrawals and 10 days of interest-free overdraft), along with new branding.

Retail – Small and Medium-Sized Enterprises (SMEs)

As of December 31, 2024, we served SMEs using the following customer service segmentation model:

•	Companies 3 (“Empresas 3”) – responsible for companies with annual revenues between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of specialists for more complex demands, and credit managers specializing in risk management. We also provide customized services to multinational technology companies and other large corporations to meet their specific needs.
•	Companies 2 (“Empresas 2”) – responsible for companies with annual revenues ranging from R$3 million to R$30 million. We provide these clients with a wide array of products and services, supported by dedicated specialists in specialized hubs.
•	Companies 1 (“Empresas 1”) – responsible for companies with annual revenues of up to R$3 million. We offer these customers a streamlined banking solution through an integrated account that combines a business account with a point-of-sale, or “POS” terminal hosted by our former subsidiary and current affiliate Getnet. Through this arrangement, our customers receive benefits for utilizing the Getnet platform to handle their credit card sales, with their proceeds being directly deposited into a Santander Brasil checking account.
•	Empresas Mei – responsible for companies with an annual revenue of up to R$97,000 and registered as an Individual Microentrepreneur (microempreendedor individual), or “MEI,” with the Brazilian Federal Revenue Service (Receita Federal do Brasil). We offer these customers a streamlined and cost-effective solution through our Santander MEI account, a remote service, as well as digital solutions such as customer support via a virtual assistant.

In January 2025, we announced a review in our SME segmentation. Companies 1 (“Empresas 1”) now comprises companies with annual revenues between R$300,000 and R$3 million. Additionally, the Empresas Mei segment was replaced with the Digital Companies segment, responsible for companies with a single owner, generating annual revenues of up to R$300,000 and registered as MEIs with the Brazilian Federal Revenue Service. We offer these clients a simplified and cost-effective solution through remote and digital solutions, including customer support via virtual and human assistants. Furthermore, we provide a digital solution for initiating relationships, including the opening of a checking account and acquisition of other financial products, with a streamlined and swift journey, which we believe provides the best experience for customers.

Consumer Finance

We provide consumer loans for financing vehicles, goods and services, directly or through intermediary agencies, dealers and partners. Santander Financiamentos is our primary service channel, and we also operate under other brands (SIM and associated companies).

The following table presents our market share in auto loans (a subset of our consumer finance business) as of the dates indicated:

	As of December 31,			Change between 2023 and 2024	Change between 2022 and 2023
	2024	2023	2022
Market share in auto loans to individuals	21.9%	21.1%	22.3%	0.8 p.p.	(1.2) p.p.

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

Our Portfolio of Products and Services

Payments and Loyalty

Cards

We operate in the credit and debit card market, catering to both account holders and non-account holders. Most of our customers consist of individuals to whom we offer a range of cards to address each customer profile.

In 2024, we launched our “Santander Free” offering, featuring a free account and card aimed at attracting new customers, particularly among young people. We also introduced “Select Global,” our international account, which is already fully integrated with the rest of our digital offering to improve our customers’ experience in international purchases.

We have also developed a sales channel using our partners’ portal to drive sales and have also sought to continue offering new credit products to foster customer loyalty.

Furthermore, to attract new customers and boost the frequency of service usage, we rolled out promotions with offerings, such as (i) two editions of the “Bateu Ganhou” campaign, which set monthly spending goals for customers and rewarded them with points or cash back; and (ii) the “Santander Super Black” campaign, which encouraged card usage for shopping during the month of November 2024.

We believe that the e-commerce shopping experience needs improvement. Accordingly, in mid-2024 we launched “Click to Pay,” a tokenized digital payment solution designed to improve the online shopping experience by eliminating the need to type in data, thereby providing a simpler, faster and more secure experience than the traditional online shopping model. We also invested in enhancements to the online shopping experience for customers who prefer to use the debit function of their card.

In the SMEs segment, we offer customers the option to apply for a card through our app and continue to enhance our digital platform to enable: (i) businesses to autonomously manage their credit lines and contracts; and (ii) the possibility of issuing a physical card at the time of registration at our stores. We also have an offering in partnership with “Sem Parar” (an automatic vehicle identification system used for seamless payments at tolls, parking lots, gas stations, drive-throughs, and car washes) for our individual microentrepreneur customers, which we plan to expand to other customers.

The following table shows key financial and operational metrics of our credit card business as of the dates and for the periods indicated.

	As of and for the Year Ended December 31,			Change between 2023 and 2024	Change between 2022 and 2023
	2024	2023	2022
Individual credit card portfolio market share (1)	9.4%	9.1%	9.5%	0.3 p.p.	(0.4) p.p.
Credit card portfolio (in R$ billion)	62.6	53.9	50.5	16.1%	6.7%
Total card turnover (in R$ billion)	383.1	347.9	338.1	10.1%	2.9%
Credit card turnover (in R$ billion)	274.4	238.3	226.5	15.1%	5.2%
Total card transactions (in millions)	4,010.6	3,764.2	3,650.4	6.5%	3.1%
Credit card transactions (in millions)	1,911.2	1,731.8	1,720.6	10.4%	0.7%
Credit card share in household consumption (debit only) – Market overview (2) (%)	13.3%	14.5%	16.2%	(1.2) p.p.	(1.7) p.p.
Credit card share in household consumption (credit only) – Market overview (2) (%)	36.1%	34.4%	34.1%	1.7 p.p.	0.3 p.p.
Credit card share in household consumption (total: debit, credit, and prepaid) – Market overview (2) (%)	54.3%	53.4%	53.8%	0.9 p.p.	(0.4) p.p.

(1)	Source: Brazilian Central Bank.
(2)	Source: ABECS – “Brand Monitor,” as of September 30, 2024. Data for the period ending December 31, 2024 was not available as of the date of this annual report.

Santander Way

Santander Way is an app designed for our cardholders, allowing them to manage their Santander Brasil cards effortlessly, at any time and from anywhere. This comprehensive card management tool features numerous functionalities, such as the ability to make payments, add cards to digital wallets, and participate in promotional campaigns, among others. We are committed to regularly updating the app with new functionalities to further enrich the user experience.

Esfera

We continue to offer our loyalty program, Esfera, which we believe creates avenues to expand into new markets and leveraging cross-selling within our ecosystem.

Payroll Loans

We provide payroll loans to both account holders and non-account holders. Loan repayments are automatically deducted from customers’ monthly salaries by their employers and then transferred to Santander Brasil, significantly lowering our credit risk in comparison to other types of loans. Payroll loans are accessible to our customers through our digital platforms and physical branches. Our customers can refinance their payroll loans, as well as choose from other options to help them manage their debts.

Our payroll loan business grew in 2024, driven by our multichannel offering and our offering of a fully digital, app-based registration and drawdown process.

The following table sets forth certain key financial and operating data regarding our payroll loans as of the dates indicated.

	As of December 31,			Change between 2023 and 2024	Change between 2022 and 2023
	2024	2023	2022
Market share of the portfolio (1)	10.5%	10.8%	10.1%	(0.3) p.p.	0.7 p.p.
Payroll loan portfolio (in R$ billions)	70.5	67.3	59.4	4.7%	13.3%

(1)	Source: Brazilian Central Bank.

Real Estate Loans

We offer long-term financing to our customers for the purchase of real estate, with the property itself serving as collateral for the loan. For this reason, a real estate loan is a strategic product due to its lower risk and potential for increasing customer loyalty.

We provide real estate financing that adheres to regulatory standards for prime loans for this type of lending. This means: (i) capping the financing at a maximum of 80% of the property’s purchase price; (ii) requiring customers to have a minimum monthly income, verified by recent pay stubs and tax documents that confirm their employment status or other income sources, enabling us to assess their creditworthiness; and (iii) ensuring that any additional debt combined with the financing does not surpass 35% of the customer’s gross monthly income.

To streamline the property financing process for our customers, we have created an innovative digital platform, including digital signatures and electronic registration, ensuring a digital journey and structured data transmission directly to the property registry office.

The following table sets forth certain key financial and operating data regarding our real estate business as of the dates indicated:

	As of December 31,			Change between 2023 and 2024	Change between 2022 and 2023
	2024	2023	2022

	(in R$ billions, unless otherwise indicated)
Real estate loan portfolio	64.8	61.7	58.3	5.1%	5.8%
Individual real estate loan portfolio	61.0	59.5	56.3	2.5%	5.7%
Loan-to-value (1) – Origination (quarterly average %)	55.4%	57.1%	60.8%	(1.7) p.p.	(3.7) p.p.
Loan-to-value – Portfolio (%)	48.3%	49.3%	50.1%	(1.0) p.p.	(0.8) p.p.

(1)	Ratio between loans and the value of the collateral, excluding home equity.

Home Equity

We offer a home equity financing solution named “UseCasa” for individuals and “UseImóvel” for businesses, where customers can secure a loan by using their property as collateral. We are the market leaders among private-sector banks in Brazil for this type of financing, holding a portfolio market share of 18% as of December 31, 2024, according to ABECIP.

Microfinance

The mission of “Prospera Santander Microfinanças,” our microfinance program, is to foster financial inclusion by providing access to credit and financial guidance to low-income micro and small entrepreneurs. The microcredit offer is made by our local specialists, through a fully digitized process, empowering microfinance loan recipients to expand their businesses. In addition to microcredit, we offer access to checking accounts and other banking services, products and financial education. We hope to positively impact the social and economic development of the local communities in which we operate.

The following table shows key financial and operating data from our microfinance operations as of the dates indicated.

	As of December 31,			Change between 2023 and 2024	Change between 2022 and 2023
	2024	2023	2022
Active customers (million)	1.15	1.10	0.95	4.5%	15.8%
Microfinance loan portfolio (in R$ billion)	3.3	3.0	2.7	10.2%	11.1%

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

We provide a consortium offering for our customers aligned with the prevailing interest rate and credit conditions in the market. In 2024, we broadened the distribution of the product through our “AAA Patrimonial” channel and external partners, through which we sought to establish partnerships with the goal of further expanding our product portfolio.

	As of December 31,			Change between 2023 and 2024	Change between 2022 and 2023
	2024	2023	2022
Total consortium origination (R$ million)	17,780	15,997	14,662	11.1%	9.1%
Real estate consortiums origination (R$ million)	11,510	9,827	8,298	17.1%	18.4%
Consortium loan portfolio (in R$ billion)	40,189	38,600	32,208	4.1%	19.8%

Agribusiness

Agribusiness constitutes a significant part of our portfolio, and we believe it will continue to be a significant part of our business. Our agribusiness portfolio (including credit, securities, and other products) amount to R$52.9 billion as of December 31, 2024 compared to R$53.7 billion as of December 31, 2023.

After an extended growth cycle in the sector, the 2023/2024 crop year has proven to be challenging, especially for grain producers (soybeans and corn). Climate events affected crops and hindered production, leading to a smaller harvest in Brazil. In contrast to what happened with the Brazilian harvest, other grain-producing countries, such as Argentina, for example, achieved record productivity in the same harvest. This had the effect of increasing global supply significantly and caused prices to drop considerably compared to the previous harvest. We understand that this low-price environment will persist for at least another crop year. In these circumstances, we have sought to be close to our customers and to assist them in seeking the best solutions for their businesses.

We maintain a commercial structure focused on assisting the agribusiness sector, featuring a sector-dedicated team that operates across Brazil, offering solutions that span from basic banking services to products tailored to the agribusiness sector.

The following table sets forth certain key financial and operating data regarding our agribusiness portfolio as of the dates indicated.

	As of December 31,			Change between 2023 and 2024	Change between 2022 and 2023
	2024	2023	2022

	(in R$ billions, except for percentages)
Agribusiness portfolio (1)	52.9	53.7	37.8	(1.5) %	42.1%

(1)	Including credit, securities and other products.

Sim

Sim is part of our consumer finance offering. Its operations consist of: (i) goods and services financing, which offers installment plans, and consumer financing options under the “buy now, pay later” model; and (ii) sim.com, a digital platform for secured personal loans.

emDia

emDia is a 24/7 omnichannel collection company offering its customers both call center and digital solutions. We have been investing in the use of technology, focusing on hyper-personalization and a multichannel journey.

Return Capital

Return Capital specializes in managing and securitizing nonperforming assets. We actively seek cross-selling opportunities within our ecosystem, leveraging the flow of customers and the extensive reach of our business.

Insurance Ecosystem

We offer our insurance products through Santander Corretora de Seguros, helpS, Auto Compara, and Santander Auto S.A., or “Santander Auto.” Our insurance business as a whole generated R$13.6 billion in premiums in the year ended December 31, 2024.

Santander Corretora de Seguros

Santander Corretora de Seguros provides a diverse range of products designed to meet the needs of every customer profile. We offer a comprehensive portfolio of insurance and protection services, delivering all-encompassing solutions. Our portfolio includes life and personal accident insurance, vehicle and property coverage, credit insurance, as well as insurance for travel and banking transactions, among other products.

According to the 2024 SUSEP report, we are positioned among the market leaders in personal insurance in Brazil (encompassing life, personal accident, and credit insurance), holding an 11.3% share of the market’s premiums as of October 31, 2024.

We are continually refining our insurance solutions to address the evolving needs of our customers, striving to deliver an enhanced experience from the first purchase to the policy renewal.

helpS

helpS is our assistance and convenience services business, providing 24/7 emergency solutions for homes, cars, motorcycles and pets. It also provides access to a 24/7 telemedicine platform, a network of discounts on consultations, exams, and pharmacies, bodywork and painting repairs, and streaming services. The benefits are linked to the individual’s taxpayer ID, rather than to a specific asset, thus allowing customers to request assistance whenever, wherever, and for however they want. Through “Santander+ Combos,” the customer can create a basket of services of their choice for a fixed monthly fee, which is designed to be lower than the cost of these same services when purchased separately.

Automotive Insurance Ecosystem

The Brazilian insurance market is characterized by: (i) a low level of insurance penetration relative to its GDP; (ii) outdated technology and dominated by companies with low innovation rates that prioritize financial results (due to a history of high interest rates); and (iii) a distribution network predominantly composed of retail brokers. Consequently, only approximately 30% of Brazilian vehicles were insured as of December 31, 2024, according to CNSeg (Confederação Nacional das Seguradoras). In this context, we provide the following automotive insurance solutions:

•	Santander Auto: Santander Auto provides a fully digital vehicle insurance solution that uses data analytics to set prices and features a one-click purchase process, seamlessly integrated with vehicle financing options. Leveraging actuarial techniques and behavioral modeling, Santander Auto offers insurance quotes without requesting additional information from customers. This is possible with data that is already available to us. Our objective is to grow the business by capitalizing on our ecosystem and engaging a larger portion of our customer base. We believe this approach has been key to the development of Santander Auto. In January 2024, we started selling Santander Auto products through “Auto Compara,” a new channel described in more detail below. We are also planning to offer Santander Auto’s products through new channels.
•	Auto Compara: Auto Compara is a digital platform that brings together car, motorcycle, tracker, and assistance insurance alternatives. Our aim is to deliver a comprehensive online experience so that customers can obtain quotes and purchase insurance policies in a simple, fast, and secure manner. As of December 31, 2024, we featured products from 10 different insurance providers.

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

Webmotors

Webmotors is a Brazilian technology company that operates an online marketplace specializing in car buying and selling solutions for dealerships, original equipment manufacturers, or “OEMs,” and private sellers. Moreover, it is the largest automotive ecosystem platform in Brazil, according to IPSOS Branding Tracking 2023.

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. completed the sale of a 40% equity stake in Webmotors S.A. to CAR Group Limited, an Australian multinational company. As a result, Santander Corretora now holds a 30% stake in Webmotors, while CAR Group Limited owns the remaining 70%. This strategic partnership combines the market-leading position of Santander Brasil in automotive financing in Brazil with the expertise of CAR Group Limited, a global leader in the automotive marketplace.

For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Important Events—Sale of a portion of Santander Corretora’s shareholding in Webmotors.”

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

We received numerous awards related to capital markets and financial advisory services over 2024. A few of our most notable accolades are listed in the table below.

Company	Acknowledgments

Dealogic

December 2024

#4 Brazil M&A Deals by Advisor

#7 Brazil M&A Total Fee by Advisor

#3 Brazil ECM Deals by Advisor

#6 Brazil ECM Volume by Advisor (Equal apportionment)

#5 Brazil ECM Volume by Advisor (Full apportionment)

ANBIMA	November 2024 #3 Brazil DCM Local Capital Markets Origination by Volume #3 Brazil DCM Local Capital Markets Origination by Deals #5 Brazil DCM Local Capital Markets Distribution by Volume

Bond Radar	December 2024 #2 Brazil DCM International Capital Markets Origination by Volume #1 Brazil DCM International Capital Markets Origination by Deals

Institutional Investor

Year 2024

#1 Best Analyst in Transportation Brazil

#3 Best Analyst ESG Research Brazil

#2 Best Analyst in Electric & Other Research Brazil

#2 Best sector in Transportation Research Brazil

#7 Research Team

#5 Brazil Sales

SRP America Awards	Best Performance Americas 2024 Best Distribution Brazil 2024 Best Performance Brazil 2024

Brazilian Central Bank	November 2024 #1 Total FX by Volume

B3	November 2024 #5 Brazil Commodities by volume #3 Brazil Structured Notes by volume #3 Brazil Derivatives by volume

Global Capital	Latin America Derivatives House of the Year 2023 Most Impressive Bank for ESG Capital Markets in Latin America 2023 Most Impressive Local Bank for Latin America Bonds - Brazil

GTR	Best Trade Finance Bank for LatAm 2023

Global Finance	Best Bank for Cash Management – Brazil & LatAm 2024 Best Bank for Treasury and Cash Management – Brazil 2024
Best Bank for payments LatAm

ICC	September 2024 #1 Brazil Local Trade Finance by volume

IFR	Latin American Bond of the Year 2023

Company	Acknowledgments

Latin Finance

Infrastructure Bank of the Year 2024

Infrastructure Financing of the Year LatAm

Oil & Gas financing of the year LatAm (FPSO Anna Nery (Yinson)

Infrastructure Financing of the Year — Brazil and LatAm (Projeto Aguas (Aegea))

Euromoney	Best FX Bank 2024 — Brazil & LatAm Best International Bank 2004 — Brazil Best Bank for Financing 2024 — LatAm Best Bank for ESG — Brazil

Cash Management

We provide online cash management solutions for corporate customers and SMEs through our internet banking and mobile banking platforms.

Our cash management service revenue streams encompass fees for providing the following offerings: (i) collections, where we assist customers in executing business transactions via printed or electronic payment slips; (ii) payments, facilitating the straightforward and automated handling of our customers’ accounts payable through individual transactions or batch processing via electronic file transfers; (iii) instant payments, enabling our customers to make and receive online payments with immediate account crediting or debiting (this service can be integrated with our collections, payments, or product acquisition offerings); (iv) payroll services, designed to streamline the distribution of wages and benefits to our customers’ employees using an online platform; and (v) custody services, through which we provide the custody, management, and deposit of predated checks until their respective clearing dates.

Moreover, we provide a variety of other revenue-generating products, each customized to suit our customers’ specific operational needs.

“Advance Program” (Programa Avançar)

In addition to our financial services offering, we also have the “Advance Program” (Programa Avançar), a free of charge, non-financial offering that caters to entrepreneurs, whether they are customers of Santander Brasil or not. This initiative, which we launched in 2015, allows SMEs to access a wealth of resources to support their business, including educational content, courses with certificates, and events designed to enhance management and innovation, facilitate internationalization, foster team development. We believe that the Advance Program is an important component of our offering to Brazilian entrepreneurs.

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

Investments – Funding Plan Progress

Our investment ecosystem comprises a comprehensive investment solution designed to provide expert guidance and support in reaching our customers’ financial goals, grounded in five fundamental pillars:

•	Customer investment profile – We assess our customers’ circumstances to gauge their financial knowledge, investment horizons, liquidity needs, and the levels of risk they are willing to take on, among other considerations. This assessment is reviewed periodically to align with the client’s needs and applicable regulations.
•	Investment strategy – Our investment philosophy is focused on delivering long-term returns through a disciplined asset allocation process and mitigating market risks by diversifying across various asset classes.
•	Model portfolio – We craft strategic portfolios tailored to each customer’s profile and update our “Model Portfolio” on a monthly basis to align with prevailing market conditions and trends. This tactical approach is developed by our Asset Allocation Committee, which is comprised of a team of advisors and economists from our Economics department, the Santander Asset Management division, our Private Banking unit, and our brokerage firm (Santander Corretora).

•	Execution and implementation – To ensure the successful execution of our investment strategy, we offer a comprehensive suite of financial products, including banking instruments, bonds, equities, structured notes, open-architecture mutual funds, selected investment providers, real estate funds, and exchange-traded funds, among other capital market instruments. Our partnerships with Zurich Santander and Toro complement this offering with a broad array of private pension plans and third-party investment opportunities, respectively.
•	Monitoring – Our advisory team conducts a thorough and regular review of our customers’ profiles, objectives, and performance with each client, ensuring that their investments adhere to the set parameters and recommendations provided by the model portfolio.

AAA

Launched in June 2022, AAA offers a comprehensive range of products, complemented by a sophisticated digital experience and expert guidance to further strengthen our investment advisory services. AAA provides an exclusive investment advisory service for high-net-worth individuals. To incentivize our AAA investment advisors, their remuneration includes a substantial variable component that is contingent on the results they generate for our customers. As of December 31, 2024, AAA had 1,771 investment advisors and was present in 180 cities across Brazil.

Toro

Toro is one of the pioneering investment platforms authorized to operate in Brazil. The platform aims to fully meet the investment needs of its customers, offering expert advisors and a customer-centric journey that integrates everything from financial education to order execution. Toro’s diverse product portfolio includes an open platform for equities, real estate investment trusts, exchange-traded funds, international stocks (offered through Brazilian depositary receipts), fixed income securities, bonds, mutual funds, and derivatives. Additionally, Toro provides a suite of financial apps, featuring tools for budgeting and financial consolidation, as well as a marketplace for related financial products. The acquisition of the totality of Toro enables us to maximize the offerings of equity and fixed income products, financial education, and engagement in content generation in our investment ecosystem. We are integrating the Toro app with Santander Brasil’s systems, allowing our customers to access and invest in the products offered by Toro in a simple and fluid journey while allowing Toro customers to benefit from our services.

Customer Service Channels

We offer our financial services and products to customers through a multichannel distribution network, which includes: (i) physical channels, such as branches, mini branches, and ATMs; (ii) remote channels, such as call centers; (iii) external channels, consisting of banking correspondents and third-party vendors of our products and services; and (iv) digital channels, including online banking and mobile banking platforms.

The following table provides an overview of the weight of each key distribution channel in our overall distribution system.

	For the Year Ended December 31,
	2024	2023	2022

		(%)
Digital channel (1)	97.6	96.9	95.3
Physical Channel (2)	1.6	2.1	3.0
Remote Channel (3)	0.8	1.0	1.7

(1)	Includes Internet and mobile banking.
(2)	Includes ATMs and branches.
(3)	Includes interactive voice response and call centers.

Digital Channels

In 2024, we introduced a new work model featuring multidisciplinary teams focused on consistently meeting customer needs.

As a result, we achieved an NPS of 75 for our digital channels as of December 31, 2024. In addition, 98% of all of Santander Brasil’s transactions in 2024 were digital.

In the year ended December 31, 2024, we entered into 56.1 million agreements through digital channels, an increase of 41% compared to the prior year.

Our digital customers increased by 13.5% in the year ended December 31, 2024, compared to the prior year. The volume of digital transactions increased by 42% in the year ended December 31, 2024, compared to the prior year, with an average of 692 transactions per customer in the year ended December 31, 2024. We believe that these numbers demonstrate the importance of digital channels in enhancing customer experience and fostering sustainable business growth. In addition, we believe these numbers are evidence of the increased adoption of digital channels by customers and the efficiency of the digital model in addressing their needs.

The table below presents certain operating data for our digital channels as of the dates indicated.

	For the Year Ended December 31,
	2024	2023	2022

	(in millions)
Number of digital customers(1)	23.6	20.8	20.4
Number of digital transactions(2)	16,307	11,517	9,813

(1)	We define digital customers as individuals who have utilized at least one of Santander Brasil’s digital channels, such as mobile or internet banking, within the 30 days prior to the end of the applicable year.
(2)	This figure refers to transactions conducted through internet banking, mobile banking, and other digital platforms.

Remote Channel

Our remote channel consists of voice customer services and sales, interactive voice response, or “IVR,” and a chatbot with the option for human interaction in the chat.

We improved our efficiency and raised our first-call resolution rate from 95.7% in the year ended December 31, 2023, to 96.7% in the year ended December 31, 2024.

In 2024, we continued to focus on providing a unique experience for our customers by offering personalized services. We recorded an average of 4.1 million interactions per month in the year ended December 31, 2024. In addition, during the period from December 31, 2023 to December 31, 2024, we improved our NPS from 71 to 78.

In line with this purpose, we focus on assisting vulnerable customers (i.e, individuals who, due to their personal conditions (whether temporary or permanent), demonstrate a reduced ability to understand and assess information for decision-making or to represent their own interests) through the IVR fast pass, enabling them to receive prompt service. This has enabled us to provide a more human interaction to these vulnerable customers: we went from approximately 17,000 calls in January 2024 to approximately 80,600 calls in December 2024.

External Channel

Our external channel consists of sales representatives and banking correspondents who distribute our products and services alongside our other channels. The channel focuses on the origination of four main products: payroll loans, consortiums (“consórcios”), credit insurance, and integrated accounts.

Physical Network

Our distribution network provides integrated financial services and products to our customers. The table below presents our physical distribution network, all located within Brazil, as of the dates indicated.

	As of December 31,
	2024	2023	2022
Branches	1,239	1,486	1,701
Mini branches	1,025	1,191	1,266
Own ATMs	7,615	9,406	11,527
Shared ATMs	24,214	24,169	24,374

Branch Network

Our branch network delivers our full range of products and services to customers. The following table shows the geographic distribution of our branches as of the dates indicated.

As of December 31,
	2024	2023	2022
Northeast	11.62%	10.80%	9.99%
North and Midwest	10.01%	9.00%	8.94%
Southeast	63.76%	65.50%	66.20%
South	14.61%	14.70%	14.87%

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

Automated teller machines (“ATMs”)

As of December 31, 2024, we operated a network of 7,615 ATMs, including those located in our branches and mini branches. Furthermore, our clients have access to the “Banco24Horas” network, which, as of December 31, 2024, consisted of 24,214 self-service terminals. Through this network, our customers can access their accounts, conduct banking transactions, and purchase most of the products and services available in our portfolio.

Technology and Infrastructure

In 2024, we sought to accelerate our technological transformation toward our goal of being a digital bank with physical branches, with a strong presence in our customers’ daily lives, while also combining human contact with a market-leading open and integrated digital platform for financial services.

We believe the launching of a new brand positioning and signature (“It Starts Here”) in April 2024 is a step toward our goal of being the primary bank of customers. To achieve this goal, we are striving to transform our business model through intensive use of technology to provide a continuous improvement in customer experience and expand the set of personalized financial products while relying on simple, safe and stable digital journeys to further develop our business.

Our technology and innovation structure (F1RST Digital Services) continues to play a key strategic role in enabling and sustaining businesses through the agile and efficient delivery of technological solutions by a large community of 5,686 employees, as of December 31, 2024, working in close partnership with business areas to improve customer experience and provide a stable offering of products and services. Our technological capabilities have also evolved on account of notable advances in the following domains:

•	Technology Teams merged with the business: We believe our functional structures for delivering technological solutions, the business and enterprise domains (of which we have 28 in total) have matured their capabilities of strategic alignment with the business, software development, operations support and monitoring. Teams have also begun to work more aligned with the global teams in the development and implementation of global platforms components across the Santander Group.
•	Innovation and Technical Excellence: We have sought to reinforce our team of senior experts in architecture and engineering, to strengthen our architecture, data, cybersecurity, antifraud and artificial intelligence practices, in addition to creating specialization groups (Chapters) to enhance the sharing of technical knowledge across the organization alongside our existing centers of excellence. Moreover, we have invested more resources for generative AI exploration to obtain efficiency and productivity gains.
•	Operations Stability and Resilience: We have taken steps to foster a culture aimed at ensuring the highest level of stability and resilience in our operations, which we call “Always On.” To accomplish this goal, we refined controls and processes, expanded governance forums, executed specific initiatives focused on operations reliability for critical channels and products (e.g., PIX, the Brazilian instant payments system). We have also invested in improvements in reliability engineering, quality, monitoring and deployment automation, systems obsolescence and vulnerabilities management. In addition, we continued to evolve our hybrid cloud architecture, whose resilience and scalability we believe are essential to absorb the exponential growth of customers transactions.
•	Talent Attraction and Training: We continue to seek out leading technology talent to work alongside the Business, and to foster a lifelong learning culture in which employees’ soft and hard skills are continuously developed. We expanded our offering of cloud computing courses and certifications through the AWS Training Partnership, and a new AI focused career path called prompt engineering was included in our internal data certification program, Data Masters.

We believe these improvements enable our technology to keep supporting our growth and competitiveness. We highlight below other initiatives carried out throughout 2024:

•	Investments: We launched the Santander Trader mobile app, which facilitates investments in stocks, real estate investment trusts (REITs), exchange-traded funds (ETFs) and other assets through a digital structure. We also sought to improve the investment journeys on our digital channels by providing better transparency on profitability charts and improvements in usability, along with a new feature allowing our customers to digitally transfer their pension funds from other financial institutions to Santander Brasil. In addition, we provided our customers the option of using certain of their investments (certificates of deposit, treasuries, structured notes, pension funds) as security for personal loans. Our financial advisors have also benefited from HUB, a new tool able to consolidate customer portfolios, analyze investments performance and automate portfolio relocations and balancing, which we believe enables them to provide a more personalized service for our customers.
•	Individual Bank Account (Digital Channels): We revised the PIX experience by adding a single field for contacts search and automatic transfer key type recognition (mobile number, social security number, e-mail or code), and a shortcut for recent contacts. Combined with a revamp of the presentation, we believe this has made PIX transactions more agile and intuitive. We also provided simpler and faster access to our mobile application, and we optimized the navigation by improving the search features for products and services. Moreover, we introduced product offers related to the new “Santander Free” account in our digital channels, in addition to customized products and services for our Santander Select members.
•	Corporate Bank Account (Digital Channels): We have sought to strengthen our role as a partner to businesses through several improvements to the digital experience. We introduced user login and password recovery self-services directly in our mobile and internet banking channels, along with facial biometrics authentication to enable the mobile device, increasing the efficiency of our security solutions. We also expanded our services offering, including a new feature that allows customers to upload an Excel file for barcode and PIX payments, thereby simplifying the management of large transactions for our customers. Furthermore, we simplified the usability of the mobile application, revamping the home screen and improving the effectiveness of the search features to help customers find the services they need.
•	Cards: We are taking advantage of our global presence to build a single card platform in the cloud for the whole Santander Group that we hope will improve our products and services offering. We expanded our digital offer of card services by providing the “Click to Pay” service, a solution allowing customers to shop online with a single click, removing the need to digit credit card data for each purchase, thereby ensuring a more practical and agile shopping experience. We also introduced a new feature to pay credit card bills in monthly installments, thereby optimizing the management of expenses for our customers. Moreover, we have launched “Select Global,” a digital international account for our high-income customers, which grants access to a debit card accepted in more than 200 countries.

•	Customer Service: We continue to introduce innovative solutions and improvements across our interaction channels to ensure a more agile, efficient and personalized customer service through all contact points. We have sought to expand personalized contact with Santander Brasil specialists via WhatsApp (the most widely used messaging app in Brazil) to further cement our relations with our customers. We have also expanded our virtual assistant capabilities, tailoring interactions to new products and services (e.g., “Santander Free” account) and expanding self-service options such as on-screen password visualization to improve customer satisfaction.
•	Security: We launched “Immediate Block,” a simple and safe solution to protect from inappropriate accesses to a customer’s bank account or unauthorized card usage as a result of mobile device loss or theft. The solution consists of a fully digital platform which can be accessed on any computer or mobile device with Internet access, where the customer can view all the devices and cards affiliated with their account and select which apps or cards they wish to block instantly. The solution includes several layers of authentication to ensure that only the account or card holder can request the block.

•	Data: We have sought to foster our data-driven culture by expanding our data platform capabilities. We highlight the following advances:
–	We have sought to make our data platform scalable and efficient with the intensive use of cloud computing technologies, which has enabled us to use data more quickly than before and with greater confidence in the quality of the data. This allows us to focus on customer centricity, optimizing customer experience through customer relationship management, external data capture and open finance. In addition, our real-time architecture has helped us reshape our credit solutions pipeline, improving policies testing, customer campaigns and anti-fraud processes.
–	In the year ended December 31, 2024, the number of users on our data platform increased by 30% and the data internal domains available for business use expanded to 37, reinforcing our strategy of federated and scaled data adoption.
•	Generative Artificial Intelligence, or GenAI: We aim to leverage GenAI technologies to enhance operations and customer experience. Highlighted below are three domains where key AI-related initiatives have been carried out:
–	implementation of AI-powered virtual assistants to assist our customer service and investment advisor teams. We believe that these assistants can provide more accurate information on our products, processes and procedures, and help generate pitches for various products, increasing productivity and customer satisfaction and enabling more personalized customer interactions.
–	applying GenAI technology in our image recognition processes, particularly in the evaluation of legal documents. This has reduced operational costs related to manual document review and decreased our response time to judicial system requests, helping Santander Brasil avoid unnecessary fines due to missed deadlines; and
–	using GenAI tools to assist our developers at different stages of the software development life cycle, including design and coding. We have also implemented a solution to faster eliminate systems obsolescence by removing outdated code, reducing costs and vulnerabilities.

We believe that these advances are evidence of our commitment to innovation and efficiency, and we intend to expand the use of GenAI in external virtual assistants to further enhance customer experience and broaden the scope of our process automation and software development initiatives. For an overview of certain risks associated with the use of AI in our business, please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—We utilize artificial intelligence, which could expose us to liability or adversely affect our business.”

•	Hyper-Personalization: We are fostering a transformation in retail banking through hyper-personalization, supported by a robust and integrated data architecture that provides a 360º view of our customers from both within and outside the bank perspectives, allowing us to deeply understand their profile, behavior and individual needs to deliver contextualized and highly relevant interactions. This enables Santander Brasil to make unique and personalized offers, adjusting product prices and conditions to each person’s specific needs, thereby improving the customer experience and further cementing such customer’s long-term relationship with the bank, while generating value for both parties in an ethical and transparent way.

•	Open Finance: We continue to develop our open finance platform through the following:
–	Comprehensive view of customers’ investment portfolios by collecting data from other financial institutions, allowing our financial advisors to build a tailored investment plan according to each customer’s objectives and risk profile and identify more profitable investment opportunities at Santander Brasil.
–	Simplification of financial management for corporate customers, by offering various services, such as: integrated account management, with reconciliation of payments and receipts from other banks, payments via PIX using balances from other bank accounts, identification of fees paid to competitors for cost reduction offers and assessment of customer’s financial profile to increase line of credit. These advances raised the number of customer requests to connect with our open finance platform, with over 78,000 corporate customers connecting their accounts from other banks to our channels during the year ended December 31, 2024.
–	Tailored assessment of customers’ financial profile through algorithms and risk models, using the registration data that customers accept to share with the open finance platform, which eliminates the need to collect additional documentation from our customers.
•	Service Quality: We are focused on providing stable products and services to our customers. Our consistent focus on secure development practices, automation and quality controls have contributed to an increase in software deployments (which increased by 42% in the year ended December 31, 2024 compared to the prior year), and a 21% decrease in the volume of relevant incidents (which we define as incidents which affect the availability of services) in the year ended December 31, 2024 compared to the prior year. We have also sought to refine our reliability engineering practices (CXRE – Customer Experience Reliability Engineering) by pushing our technical teams to be more proactive in the software development process to ensure end-to-end systems and platforms availability for our customers. We believe that it was these efforts which enabled us to become the Brazilian bank with the lowest number of service outage reports by customers in the year ended December 31, 2024, according to DownDetector, a global tool that measures digital stability of companies’ services based on user reports. Moreover, our infrastructure continued to display the ability to withstand increasing levels of transaction peaks, such as a peak of over 750 PIX transactions per second on December 20, 2024.
•	IT Solutions Delivery: We continue to mature our IT solutions delivery model to the business through the “Engineering Productivity” program, which encompassed many initiatives such as: enhancement and standardization of engineering practices within all teams, review of demand prioritization and solutions design processes, enhancing of centers of excellence, creation of technical communities (Chapters) to foster best practices within the organization, refinement of performance monitoring through key performance indicators and review of tech career paths, establishing specific training tracks for each domain of expertise.

Communications and Marketing

We use a variety of tools to communicate with our employees and customers effectively. This includes not only traditional media, such as television, newspapers and print magazines, but also digital and innovative communication to make a difference in the lives of all those who are related, in some way, to Santander Brasil.

In 2024, we launched our new brand positioning, which we call “It Starts Here.” Under this new positioning, we rolled out three key campaigns. First, we introduced “Santander Free,” a fully digital platform offered at no charge to serve our customers. We centered this initiative on the concept of “free” because we believe it provides what our customers desire: a lighter, more digital, and fairer relationship with their bank. Second, we launched a campaign focused on the “Santander Select” brand, aiming to position ourselves as the leading premium financial services platform in Brazil. Third, we launched a campaign targeting our corporate customer segment, showcasing our commitment to Brazilian companies and entrepreneurs.

A few other highlights of our communications and marketing initiatives in 2024 include:

•	We brought SMUSIC, the international live music platform to Brazil. We also partnered with SMUSIC to launch a community on Instagram to connect with music lovers which had over 16 thousand members as of December 31, 2024.
•	We created SRUN, a community focused on street racing, with partnerships, discounts and tips related to the sport.
•	We continue with our monthly live event “Juntos com Mario Leão” (“Together with Mario Leão”) which is broadcast on the “Santander Now” app to our employees. In 2024, Santander Now had more than 100 thousand views, mainly as a result of the following campaigns: “It Starts Here” (portraying the beginnings published externally and internal brand positioning with a new look and feel), Pluxee (a new food and meal card benefit), direct connection (daily communication vehicle with our sales network), feedback (to incentivize participation), phishing awareness (focused on click recognition), “Eu Com Isso” podcast (focusing on the key events affecting our customers on our channels), diversity (Women, LGBTQIAP+, Race and disabled persons).

In 2024, our communication actions resulted in more than 11 thousand mentions of Santander Brasil in the Brazilian national media (such as websites, newspapers, and magazines) and approximately 10.5 thousand mentions of Santander Brasil in Brazilian regional outlets.

Sustainability Initiatives

Our sustainability history started over 20 years ago. Throughout this period, we have refined our programs, businesses and governance relating to sustainability.

The key focus throughout this time has been on the assessment and mitigation of social, environmental, and climate risks when providing loans, assistance to businesses that support customers’ transition toward a low-carbon economy, and the building of a more inclusive society through actions in education, employability and entrepreneurship, in addition to financial and social inclusion. Many of these initiatives are accompanied by global goals in areas where we have the greatest potential impact, such as net zero emissions in our operations, financial inclusion, and diversity. To ensure proper governance of this process, we rely on internal policies and controls supported by our senior leadership.

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

In 2021, we announced our commitment to achieving net zero emissions in our operations, credit portfolios, and investments by 2050, through our adherence to the Net Zero Banking Alliance, or “NZBA.” We expect that customer engagement and support, through transition financing, will be the main paths to achieving our reduction targets.

We have been supporting the Brazilian government’s initiatives to transition toward a low-carbon economy, not only through our advocacy actions but also through active and direct participation. One example is the recently announced “Ecoinvest Program”: an auction organized by the Brazilian National Treasury aimed at attracting foreign capital to finance low-carbon economy transition projects through a blended finance mechanism. We participated in the auction and recently received feedback that our bid was successful. We are now in the internal structuring phase to raise international funds for the financing.

Our commitment to the NZBA requires the establishment of decarbonization plans for the most carbon-intensive sectors. The first step in this process is measuring the emissions of our portfolio.

Given the significance of agricultural production in Brazil, we focused our efforts on this sector. To start this journey, in 2022 we sought the specialized support of WayCarbon, a Brazilian company renowned for solutions aimed at decarbonizing the economy. Since then, we have been working together on the development of methodologies and metrics with scientific references, which we believe enable us to estimate the sector’s emissions and understand the production links with decarbonization potential.

We also participate in the Banking for Impact on Climate in Agriculture (B4ICA) initiative, coordinated by the World Business Council for Sustainable Development in partnership with the United Nations Environment Programme Finance Initiative (UNEP FI), the Partnership for Carbon Accounting Financials (PCAF), and the Environmental Defense Fund (EDF), along with other banks. We report our emissions since 2009 and compensate the emissions from our own operations (scope 1 and 2) which we are unable to reduce. Regarding scope 3 emissions, our current focus is reducing them. We publicly disclosed our scope 2 goal to achieve 100% renewable energy by 2025, a target we reached in 2023. We published our Emissions Inventory in the Brazilian Public Emissions Registry, a platform for the supervision of greenhouse gas, or “GHG,” emissions from organizations participating in the Brazilian GHG Protocol Program.

Regarding sustainability frameworks, we continue to follow the guidelines of the Global Reporting Initiative, of the Task Force on Climate-Related Financial Disclosures, and of the principles of integrated reporting. We also connect our activities to the UN Sustainable Development Goals. Since 2023, we began considering the impact of the IFRS S1 and S2 standards, launched by the International Sustainability Standards Board, which will become mandatory for publicly listed companies in Brazil starting on January 1, 2026, in accordance with CMN Resolution No. 5,185/2024.

Our main achievements in 2024 include the following:

•	We enabled R$32.2 billion in sustainable businesses (including both balance sheet financing and issuances of indebtedness or other financing which we have facilitated) including green bond issuances, clean energy financing, and dedicated product options.
•	We maintained market leadership in decarbonization credits (créditos de descarbonização), or CBIOs, with a 41% share of the CBIOs in Brazil in the year ended December 31, 2024 according to data from the B3.
•	With the aim of supporting our customers in the transition towards a low-carbon economy, we hosted the “Connections for Net Zero Agribusiness” event in partnership with WayCarbon to discuss challenges and solutions for the decarbonization of the Brazilian agribusiness supply chain. We also announced an initiative for Brazilian agricultural producers to invest in decarbonization tools. This initiative, developed in collaboration with Agro Carbon Alliance Brazil, aims to foster more productive and resilient farming.
•	In addition, we hosted the “SMEs and the low-carbon future” event, engaging our customers and discussing how data, key performance indicators and sustainability lead to better management and a positive economic impact, along with the role of innovation.
•	To reinforce our commitments to climate issues, we joined B20 Brazil’s Task Forces on energy transition, digital transformation, finance & infrastructure, and employment and education.
•	We established an important partnership with an automaker to provide app-based drivers with more favorable financing terms.
•	We have developed and approved a dedicated risk framework to support assessment and approval of transactions in emerging climate and nature tech and segments by our senior credit risk committee. These transactions rarely fit with existing risk frameworks due to their novel nature and therefore require a dedicated analysis process.
•	We issued our first “social bond” in the international market raising R$1.3 billion, which is intended to fund small and medium-sized enterprises in the North and Northeast regions of Brazil, as well as to support our microcredit program.
•	Prospera Microfinanças achieved a portfolio of R$3.3 billion (a 10% increase compared to December 31, 2023), serving 1.15 million customers and approximately 1,700 communities in Brazil. We rolled out the “Educate to Prosper” project, which trained approximately 8,595 Prospera Microfinanças supervisors to conduct financial education initiatives, reaching 228,686 people across Brazil.
•	For the past 25 years, we have invested in education through Santander Universidades, granting approximately 205,856 scholarships in 2024. We keep promoting access to education by repositioning the Open Academy platform to aid in the development of professional skills and boost the employability of the community, benefiting more than 207,634 people in 2024.

•	We launched the Humanitarian Aid Fund, with the aim of supporting populations affected by crisis situations. Through campaigns, we mobilized R$7.5 million, in addition to collecting clothes and blankets. In 2024, the resources were used to support employees and communities affected by the floods in Rio Grande do Sul. Resources were allocated for the purchase of emergency items such as water, food, and mattresses. Actions were also supported for the reconstruction of houses and public schools. With these resources, micro-entrepreneurs in the region will also be supported. The fund also allocated resources to support the drought situation in the Amazon region, with the purchase of water filters and the training of people to act in fire situations and combat wildfires.
•	The pillars of our volunteering program are financial education, professional development and safeguarding the rights of children, teenagers and the elderly. We have provided financial education to teenagers and adults and mentoring for young people, as well as organized a winter clothing campaign, among other volunteering initiatives.
•	The Amigo de Valor program, dedicated to safeguarding the rights of children and adolescents in vulnerable situations, reached its 22nd edition. In a joint action between Santander Brasil, employees and customers, we enabled individuals and companies to allocate part of their income tax to municipal funds. We achieved a mobilization of R$25.2 million, with 42% from Santander Brasil itself, 29% from employees, and 29% from clients. This amount will support around 9,342 children and teenagers and their families in 64 municipalities.
•	We also have a program that uses a similar social technology: Parceiro do Idoso. The initiative is based on Brazil’s elderly statute which is intended to protect the rights of vulnerable elderly people. Last year, the action raised almost R$18.5 million to execute 47 projects across 19 Brazilian states throughout 2024, benefiting approximately 6,271 elderly people and their families.
•	We published our financial education policy. Through the provision of tools, communication processes in the customer journey and product journey, lectures, and courses, more than 228,686 people were impacted by some financial education action. Our financial education portal presents content, guides, and spreadsheets to support financial health. We also engage in community-oriented volunteer activities and various lectures.
•	We also have a diverse and independent board of directors, with 45% of members being women and 55% of members being independent as of December 31, 2024.

In recognition of our environmental, social and governance efforts, we have been awarded “Best International Bank” and “Best Bank for ESG” by Euromoney magazine. We also received the “Best of ESG” award from Exame magazine and we are part of the ISE (Business Sustainability Index) portfolio and Idiversa indices of the B3, Brazil’s main stock exchange. We also were awarded an A- rating by the CDP, the largest database on corporate practices concerning climate change, emissions, water, and forests.

Competition and Industry Transformation

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial services industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 68.2% of the credit and 66.7% of the deposits available in Brazil as of September 30, 2024, according to the Brazilian Central Bank and the interim financial statements of the aforementioned banks.

The following table shows the total loans and deposits of the five leading financial institutions in Brazil as of September 30, 2024:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil	Caixa Econômica Federal	Financial System

	(in billions of R$)
Total loans(1)	536.0	688.4	753.9	1,050.0	1,208.9	6,216.2
Total deposits(1)	490.4	612.5	984.5	595.7	594.7	4,915.1

(1)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (September 30, 2024). Data as of December 31, 2024 was not available as of the date of this annual report.

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

As of the date of this annual report, we own or have a license to use a total of 454 trademarks in Brazil, with Santander Brasil owning over 87 of these trademarks, while the remaining are owned by other companies of the Santander Group.

REGULATION AND SUPERVISION

The basic institutional framework of the Brazilian financial system was established by Law No 4,595/64, as amended from time to time, or the “Banking Reform Law.” The Banking Reform Law created the CMN, responsible for establishing the general guidelines of monetary, foreign currency and credit policies, as well as regulating the institutions of the financial system.

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

Brazilian Central Bank

The Brazilian Central Bank is an autonomous authority responsible for the implementation of CMN policies related to foreign currency and credit, the regulation of Brazilian financial institutions, particularly in regard to the minimum capital and compulsory deposit requirements, as well as the disclosure of the transactions carried out by financial institutions and their financial information. The Brazilian Central Bank addresses specific issues through the COPOM, a committee responsible for adopting measures to meet inflation targets defined by the CMN and establishing monetary policy guidelines. In order to meet inflation targets, the COPOM must set the target for the SELIC rate (the average rate for daily financing, backed by federal instruments, as assessed under the SELIC) and publish reports on the Brazilian economic and financial environment and projections for the inflation rate.

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

In accordance with the Basel III standards, the Brazilian Central Bank created the additional core capital buffer (adicional de capital principal), which is composed of the sum of three buffers:

•	Core Capital Conservation buffer (Adicional de Capital Principal de Conservação), which was introduced to ensure that banks have an additional layer of usable capital that can be drawn down when losses are incurred. Whenever the buffer falls below 2.5%, automatic constraints on capital distribution (for example, dividends, share buybacks and discretionary bonus payments) will be imposed so that the buffer can be replenished.
•	Countercyclical capital buffer (Adicional Contracíclico de Capital Principal), which aims to protect the banking sector from periods of excess aggregate credit growth that have often been associated with the buildup of system-wide risks. The countercyclical capital buffer is fixed by the Financial Stability Committee (Comitê de Estabilidade Financeira) based on discussions about the pace of credit expansion, and currently is set zero (Brazilian Central Bank Communication No. 42,457/24). Should the requirement increase, the new percentage takes effect twelve months after the announcement.
•	Core Capital Systemic buffer (Adicional de Importância Sistêmica de Capital Principal), which is applicable to the S1 bank segment (banks with an asset base equivalent to over 10% of Brazil’s GDP or that engage in relevant international activity).

On March 16, 2020, due to the challenging macroeconomic environment resulting from the COVID-19 pandemic, the CMN issued Resolution No. 4,783 which established a phase-in percentage to be applied to the risk-weighted assets value for the purpose of calculating the capital conservation buffer. This percentage increased gradually until April 2022, when it reached 2.5%. Resolution No. 4,783 was subsequently replaced by Resolution No. 4,955 of October 21, 2021, which maintained the risk weighted asset percentage for the purpose of calculating the capital conservation buffer at 2.5%.

The chart below shows the evolution of our core capital:

Financial Institutions in Brazil are subject to the capital rules set by CMN Resolutions No. 4,955/2021 and No. 4,958/2021. The Basel III rules also provide for the implementation of a leverage ratio calculated by dividing the Tier I capital by the bank’s total exposure. In early 2015, the Brazilian Central Bank issued a new regulation governing the calculation and reporting of the leverage ratio of Brazilian financial institutions in line with the Basel III rules, which became effective in October 2015. S1 financial institutions, as is our case, or segment 2, or “S2,” for purposes of the application of prudential rules, are required to maintain a minimum Leverage Ratio (Razão de Alavancagem, or “RA”) of 3% as from January 1, 2018.

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

As mentioned above, the LCR is a short-term liquidity ratio for a 30-day stress scenario. It represents the ratio of high-quality liquidity assets to net outflows within the period. High Quality Liquidity Assets are composed mainly of Brazilian federal government bonds and reserve requirements. Net Outflows are mainly composed of losses on deposits, offset in part by Inflows, which are mainly credits.

In November 2017, the CMN also established a minimum limit for the Net Stable Funding Ratio (Índice de Liquidez de Longo Prazo, or “NSFR”) and the RA with which Brazilian financial institutions are required to comply. The NSFR corresponds to the ratio between the Available Stable Funds (Recursos Estáveis Disponíveis, or “ASF”) and the Required Stable Funds (Recursos Estáveis Requeridos, or “RSF”) of the financial institution. The current regulatory minimum is 100%.

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

CMN Resolution No. 4,966/2021 and Resolution No. 4,975/2021 came into effect on January 1, 2025, ensuring a transition period for the institutions subject to the changes.

Furthermore, on March 28, 2023, the Brazilian Central Bank issued Resolution No. 309 (superseded by Resolution No. 352 of November 23, 2023 which has substantially the same purpose of Resolution No. 309 and includes consortium administrators, payment institutions, securities brokers, foreign exchange brokers and securities distribution companies in its scope). Resolution No. 309 establishes accounting procedures to define the components of financial instruments, which constitute payments of principal and interest on the principal value for the purposes of classification of financial assets. It also establishes parameters to measure the expected loss associated with credit risk, including those for setting minimum levels of allowance for expected losses associated with credit risk, among other changes.

Meanwhile, on October 23, 2023, CVM issued Resolution No. 193, which provides that publicly listed companies in Brazil, such as us, investment funds and securitization companies must prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board, or ISSB. The compliance with such standards will become mandatory as of the fiscal year beginning on January 1, 2026.

Furthermore, on November 21, 2024, the CMN issued Resolution No. 5,185, which established the obligation for financial institutions to disclose the financial information report related to sustainability within their annual consolidated financial statement, in accordance with the International Accounting Standards Board (IASB) and the Brazilian Sustainability Pronouncements Committee (CBPS).

Resolution No. 193 came into effect on November 1, 2023, Resolution No. 5,185 on January 1, 2025, and Resolution No. 352 will come into effect on January 1, 2027 regarding Hedge Accounting.

On December 23, 2024, the CMN and the Brazilian Central Bank issued CMN Resolution No. 5,199 and Central Bank Resolution No. 448, which respectively amend CMN Resolution No. 4,996 and Brazilian Central Bank Resolution No. 352 to establish a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules and based on IFRS 9. This transition schedule aligns with the Basel Committee on Banking Supervision (BCBS) recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9. The rule partially restores regulatory capital that may have been reduced due to the shift to the new provisioning model. The transition will take place from 2025 to 2028 and will apply to all institutions authorized by the Brazilian Central Bank that calculate regulatory capital, including us. This adjustment aims to ensure that the metrics for risk exposure are sensitively managed.

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

Resolution No. 264/22 deals in particular with the procedures for the registration of receivables and requires a convention between market infrastructures to guarantee the uniqueness of the receivables as financial assets that can be registered, interoperability, exchange of information between registration systems and participants in the structure. Resolution No. 264/22 came into effect on December 1, 2022.

Furthermore, on August 24, 2023, the CMN issued Resolution No. 5,094 and the Brazilian Central Bank issued Resolution No. 339, which establish changes related to the issuance, registration, centralized deposit and negotiation of book trade acceptance bills (duplicatas escriturais), such as the establishment of a new settlement system for book trade acceptance bills and the provision to establish a contestation procedure by the bookrunner companies, which must be uniform, documented and with a response period of three days, when referring to the services of the bookrunner companies themselves. In December 2024, a convention regarding the interoperability of the registration and bookkeeping systems applicable to book trade acceptance bills was signed by market participants.

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

Brazilian Central Bank Resolution No. 1/2020 came into effect on September 1, 2020. PIX System transactions started operating on a restricted basis through to November 3, 2020, and was fully as of November 16, 2020.

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

On July 22, 2024, the Brazilian Central Bank issued Resolution Nos. 402 and 403, aimed at improving the overall security of the PIX payment system. Pursuant to Resolution No. 402, the Central Bank changed the launch date of the Automatic PIX to June 16, 2025. This rule introduced the paying customer’s consent (instead of previous authorization), a PIX rejection obligation in certain circumstances, and different application to the special mechanism for returning automatic PIX transactions. Furthermore, pursuant to Resolution No. 403, transactions can still be initiated from unregistered devices for amounts up to R$200, with a daily limit of R$1,000; however, for transactions that exceed these amounts, the device must be registered in advance by the customer. In addition, under the terms of Resolution No. 403, to further secure fund transactions, the Brazilian Central Bank mandates that PIX participants (such as us) implement a fraud risk management solution that uses security information from the Brazilian Central Bank to identify unusual transactions. In addition to the changes introduced by Resolution No. 403, PIX participants must also provide easily accessible information to customers about fraud prevention measures. Additionally, PIX participants are required to check every six months for fraud markings in the Brazilian Central Bank database, which will influence how they manage clients flagged for fraud risks. Both resolutions came into effect on November 1, 2024.

On December 7, 2023, the Brazilian Central Bank issued Resolution Nos. 361, which amends the PIX sanctions manual to include provisions related to automatic PIX transactions, a new solution within the PIX ecosystem that will permit PIX payments in automatic installments, which may be used, for instance, in online subscription payments.

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

On July 5, 2024, the Brazilian Central Bank and the CMN introduced new open finance regulations aimed at enhancing payment transactions via the PIX system. The regulations (Joint Resolution No. 10 and Brazilian Central Bank Resolutions Nos. 398, 399, and 400) simplify payment initiation processes and facilitate contactless payments. Key changes include a new framework for governance and adjustments to mandatory participation requirements for institutions in the open finance ecosystem. The significant changes include the following: (i) payment initiation service institutions may provide services without redirecting users to different platforms, streamlining contactless payments and improving user experience; (ii) from January 1st, 2025 on, only institutions with over five million customers will be required to participate in data sharing within the open finance ecosystem, while smaller institutions will be able to opt in voluntarily; and (iii) for payment initiation services, participation will no longer be mandatory for all account-holding institutions; only payment initiation service providers and mandatory PIX participants (such as us) will need to be involved.

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

Treatment of Overdue Debts

The Brazilian Central Bank requires financial institutions to classify credit transactions in accordance with their level of credit risk and to make provisions according to the level attributed to each transaction. Such credit classifications shall be determined in accordance with criteria set forth from time to time by the Brazilian Central Bank, relating to the conditions of the debtor and the guarantor and the transaction terms. Pursuant to CMN Resolution No. 4,966, there are several credit transactions involving the same customer, economic group or group of companies, the credit risk must be determined by analyzing the particular credit transaction of such customer or group that represents the greatest credit risk to the financial institution.

In accordance with the CMN Resolution No. 4,966, credit transactions may be classified either by the financial institution’s own evaluation method or according to the number of days such transaction is past due, whichever is the more stringent. Credit classifications are required to be reviewed (i) monthly, in the event of a delay in the payment of any installment of principal or interest, in accordance with the maximum risk classifications; (ii) every six months, in the case of transactions involving the same customer, economic group or group of companies, the amount of which exceeds 5% of the adjusted net worth of the financial institution in question; and (iii) once every 12 months, in all circumstances not scheduled to be reviewed every six months.

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

In relation to CRIs and CRAs, Resolution No. 5,118 prohibits that these certificates be backed by debt securities issued by (i) publicly held companies or related parties of such companies, unless the company’s primary business activity is real estate (for CRI) or agribusiness (for CRA); and (ii) financial institutions or other institutions authorized by the Brazilian Central Bank, such as us. The following credit rights are also no longer eligible to back CRIs or CRAs: (i) transactions with related parties (e.g., lease agreements, sale & leaseback agreements within the same group); and (ii) credit rights arising from financial transactions used for expense reimbursement. These adjustments will apply to CRA and CRI issuances from the rule’s publication date onwards and will not affect existing contracts.

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

Both resolutions came into effect on February 2, 2024, with the exception of the prohibition of the use of proceeds from LCA issuances for rural credit benefiting from Brazilian federal subsidies, which will apply as of July 1, 2024.

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

On September 2, 2024, the Brazilian Central Bank launched Public Consultation No. 104 to develop regulations aimed at strengthening centralized risk management frameworks within SPB. The consultation proposes amendments to Brazilian Central Bank Resolution No. 150, of October 2021, focusing on enhancing and standardizing risk management practices across payment networks. In addition to risk management, the new regulations will address concerns related to money laundering, terrorist financing, and the proliferation of weapons of mass destruction. Key proposals in the public consultation include the implementation of centralized settlement systems for sub-acquirers by January 1, 2027, and mandatory risk management elements such as periodic assessments and regular sharing of risk-related information among participants. The Brazilian Central Bank has outlined measures for managing financial risks through stress tests and backtesting, as well as rules ensuring that authorized transactions are fully paid to the end users. Additional responsibilities are placed on acquirers regarding the risk management of transactions processed through sub-acquirers, and new regulations addressing fraud prevention, orderly exit plans, and chargeback liability will also be introduced. According to the proposed rule, payment scheme arrangers (card networks) will have 180 days post-regulation publication to seek authorization for necessary adjustments.

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

In 2023, the CMN and the Brazilian Central Bank issued Joint Resolution No. 6 and Resolution No. 343, which established the obligation for financial institutions such as us and other entities authorized by the Brazilian Central Bank to share among each other information about frauds occurred within the National Financial System, and the SPB, subject to the customer’s prior contractual consent. The rule aims to reduce the asymmetry of data and information faced by these institutions to support procedures and controls in their fraud prevention processes, as well as improve their practices. Both resolutions came into effect on November 1, 2023.

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

The LGPD sets out several rules related to data processing such as principles, requirements and duties imposed to data controllers and data processors; rights of data subjects; requirements in connection with cross-border transfers of data; the obligation to appoint a data protection officer; data security and data breach notification; corporate governance practices; and the regime for civil liabilities and penalties in case of a breach of the provisions of the LGPD. Additionally, the ANPD has also issued additional regulation on several subjects, such as security incident reporting, cross-border transfers and the data protection officer rule.

Violation of the LGPD or ANPD resolutions may result in administrative penalties (in addition to civil liabilities), including among others (i) warnings; (ii) fines up to 2% of the revenue of the company, group or conglomerate in Brazil in the last financial year, capped at R$50.0 million per offense, (iii) daily fines; (iv) disclosure of the offense; (v) blocking of the personal database to which the offense refers, until the processing activity is corrected; (vi) elimination of the personal data to which the offense refers; (vii) partial or total suspension of the operation of the database to which the offense refers for a maximum period of six months, extendable for the same period; (viii) suspension of the processing of personal data to which the infringement refers for a maximum period of six months, extendable for the same period; and (ix) partial or total prohibition of the performance of any activities relating to data processing. Any administrative sanctions will be applied in accordance with Resolution CD/ANPD No. 4/2023. Determining the applicable sanction will depend on: (i) the gravity of the infraction being classified as “light,” “medium” or “high”; and (ii) the ANPD’s understanding of the proportionality of the sanction in relation to the infraction committed.

In addition, other authorities in Brazil can apply the LGPD through administrative procedures or lawsuits. The Department of Consumer Protection and Defense (PROCON) or the Brazilian Public Federal Prosecutor’s Office (Ministério Público Federal) responsible for consumer rights, and individuals and nongovernmental or private associations, for example, could file complaints or bring lawsuits based on violations of the LGPD that have caused or may cause harm to individuals.

Moreover, Law No. 13,853/2019 created the ANPD, which has powers and responsibilities analogous to the European data protection authorities, exercising a triple role of (i) investigation, comprising the power to issue norms and procedures, deliberate on the interpretation of the LGPD and request information of controllers and proceedings; (ii) enforcement, in cases of noncompliance with the law, through an administrative process; and (iii) education, with the responsibility to disseminate information about and foster knowledge of the LGPD and security measures, fostering standards for services and products that facilitate control of data, and elaborating studies on national and international practices for the protection of personal data and privacy, among others.

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

As determined by CMN Resolution No. 4,910 of May 27, 2021, independent auditors and the audit committee, individually or jointly, must formally notify the Brazilian Central Bank of the existence or evidence of error or fraud, within three business days of the identification of the respective occurrence, including:

•	noncompliance with legal rules and regulations that place the continuity of the audited entity at risk;
•	frauds of any amount perpetrated by the management of the institution;
•	material frauds perpetrated by the institution’s employees or third parties; and
•	errors that result in major incorrectness in the financial statements of the audited entity.

The executive officers of the financial institution must notify the independent auditor and the audit committee if any of the above situations occur. In addition, under the terms of CMN Resolution No. 4,910, the audit committee, when installed, the independent auditor and the internal audit must maintain an immediate communication routine with each other when the situations mentioned above are identified.

CMN Resolution No. 4,910 also requires financial institutions and institutions authorized to operate by the Brazilian Central Bank, which: (i) are registered as publicly-held companies (such as us); and/or (ii) are leaders of a prudential conglomerate or are classified in Segment 1 (S1), Segment 2 (S2) or Segment 3 (S3) (such as us) to create a corporate body designated as the “audit committee,” which we have created. For more information on our audit committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Advisory Committees—Audit Committee.”

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

Sustainability Requirements Applicable to Financial Institutions

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

CMN issued Resolution No. 4,943, which amended CMN Resolution No. 4,557/17 with the purpose of highlighting and distinguishing social, environmental and climate risks, as necessary for the identification, measurement, evaluation, monitoring, reporting, control and mitigation in connection with the risk management structure of financial institutions. The new rule provides for specific definitions to such risks, using new and modern concepts, such as the inclusion of the two main components of climate risks – physical and of transition – already recognized by international sustainability standards. The amended rule also deals with the identification and monitoring of social, environmental and climate risks incurred by financial institutions, resulting not only from their products, services and activities, but also from the activities performed by their counterparties, controlled entities, suppliers and outsourced service providers.

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

On November 21, 2024, the CMN issued Resolution No. 5,185, which requires larger financial institutions to prepare and disclose, along with their financial statements, a report of financial information related to sustainability, in accordance with (i) the International Sustainability Standards Board’s IFRS S1 (General Requirements for Disclosure of Sustainability-related Financial Information) and IFRS S2 (Climate-related Disclosures) pronouncements and (ii) the Brazilian Sustainability Pronouncements Committee’s (CBPS) Technical Pronouncement 01 and 02, on the same matters. The preparation and disclosure of the report is mandatory for institutions that disclose consolidated annual financial statements following the international accounting standard of the International Accounting Standards Board (IASB), including publicly traded companies and leaders of prudential conglomerates in the S1, S2 or S3 segments, such as us. Thus, institutions that voluntarily publish consolidated financial statements must also disclose the sustainability report, which must be ensured by an independent auditor. Resolution No. 5,185 came into force on January 1, 2025 and the disclosure obligation begins in 2026 for institutions registered as a publicly held company or in the S1 or S2 segments, and in 2028 for institutions in the S3 segment and those that voluntarily publish consolidated financial statements, with early voluntary adoption allowed.

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

Consumer Protection

Relationships between consumers and financial institutions are governed by Law No 8,078, dated September 11, 1990, or the “Brazilian Consumer Protection Code,” which grants consumers certain rights and sets forth measures to be observed by suppliers, which must be complied with by financial institutions. The Brazilian Consumer Protection Code sets forth as consumer rights, among others, the assistance/facilitation in the defense of consumers’ rights, including through reverse burden of proof in their favor, and the possibility of judicial review of contractual provisions deemed abusive.

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

On October 3, 2023, the President of Brazil approved Law No. 14,690, which ratifies the emergency program for renegotiation of debts of individuals in default depending on debtor category, which in turn depends on the amount of the debtor’s debt (Desenrola Brasil). Pursuant to this rule, the CMN and Central Bank issued Resolution No. 5,112 and Resolution No. 365, respectively, establishing other measures to prevent debtor default and consumer over-indebtedness, including rules related to the portability of credit transactions granted in the context of post-paid payment instrument (such as credit cards) financings and rules relating to transparency and disclosure of the total amount of interest and fees charged over post-paid payment instrument financing to consumers, among other matters. Resolution No. 5,112 came into effect on December 26, 2023. However, the provision relating to the limitation on interest rates will be applied to all new financings from January 3, 2024 onward and portability and transparency rules only came into force on July 1, 2024.

Furthermore, on December 26, 2023, the CMN and the Brazilian Central Bank published Joint Resolution No. 8, which requires the institutions authorized to operate by the Brazilian Central Bank to adopt financial literacy measures designed for their clients and natural person users, including individual entrepreneurs, by means of the publication of a financial literacy policy and the provision of financial literacy content and tools in an appropriate language, channel, and timing in order to suit them to the characteristics and needs of clients and users. This rule came into effect on July 1, 2024.

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

Broker-Dealer Regulation

Broker and dealer firms are part of the national financial system and are subject to CMN, Brazilian Central Bank and CVM regulation and supervision. Brokerage firms must be chartered by the Brazilian Central Bank and authorized to trade on stock exchanges. Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

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

On November 8, 2024, the Brazilian Central Bank launched Public Consultation Nos. 109 and 110, proposing a regulatory framework for virtual asset services, VASPs and the provision of virtual asset services by other institutions authorized by the Brazilian Central Bank (including multiservice banks and securities broker and dealer firms). Public Consultation 109 focuses on the incorporation and operation of VASPs and regulatory requirements applicable to the offering of virtual asset services by VASPs and other regulated entities, including asset segregation requirements, anti-money laundering rules, and the possibility of engaging foreign custodians. Public Consultation 110 addresses the authorization and licensing process for VASPs, foreign exchange brokerage firms and securities broker and dealer firms.

Furthermore, on November 29, 2024, the Brazilian Central Bank launched Public Consultation No. 111, which aims to regulate VASPs’ operations in the foreign exchange market. This draft rule allows for international payments and transfers using virtual assets as a means of settlement and without involving fiat currency conversions, subject to certain restrictions. The Brazilian Central Bank also sets limits on transactions and requires VASPs to verify the origin of virtual assets from non-resident self-custodied wallets.

The Brazilian Central Bank accepted contributions to the aforementioned public consultations until February 28, 2025.

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

On December 3, 2024, the Brazilian Central Bank and the CVM issued Joint Resolution No. 13, which establishes a new regulatory framework for foreign investors in the financial and securities markets. The new rule aims to simplify and modernize procedures for non-resident operations in Brazil, enhancing efficiency and aligning with international best practices. The new regulation replaces previous resolutions, including CMN Resolution No. 4,373, of September 29, 2014. The Joint Resolution’s main changes include equalizing minimum registration requirements for resident and non-resident investors, eliminating the need for non-resident individual investors to appoint a representative in Brazil or register with the CVM for certain operations, and expanding the use of non-resident checking or payment accounts for financial investments. Additionally, it removes the requirement for mandatory simultaneous foreign exchange operations for investment conversions and the need to register such investments in the RDE-Portfolio system. These measures aim to provide greater clarity and security for investors, particularly regarding changes in residency. Joint Resolution No. 13 came into effect on January 1, 2025.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2024, CI$1 was equivalent to R$7.4831 according to the Brazilian Central Bank.

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

Financial regulatory statutes and rules are continually under review by the U.S. Congress and U.S. financial regulatory agencies. Under the current U.S. administration, banking organizations, including large FBOs, may become subject to increased scrutiny and more extensive legal and regulatory requirements than under the prior presidential and congressional regime. In addition, changes in key personnel at the agencies that regulate such banking organizations, including the federal banking regulators, including due to any changes to the U.S. administration resulting from the 2024 U.S. presidential election, may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously.

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

Since the ISS is a municipal tax, the rule must be regulated by each municipality in order to be enforceable. This new rule is only applicable to triggering events occurring from 2018 onwards, when the municipal regulations applicable to Supplementary Law No. 157 came into force.

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
		3.38% on credit card transactions as from January 2, 2025
		3.38% on withdrawals abroad using credit or debit cards as from January 2, 2025.
		3.38% on purchase of traveler’s checks or loading of international prepaid card as from January 2, 2025.
		0% for outflow of funds related to the payment of principal and interest in connection with foreign loans and financings.
		0% for the inflow of funds into Brazil, related to foreign loans subject to registration before the Brazilian Central Bank whose average maturity term is equal or less than 180 days.

Transaction (1)	Maximum Legal Rate	Current Rate
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

The provisions of Law No. 13,259/16 may apply to Non-Resident Holders pursuant to Joint Resolution No. 13, provided such Non-Resident Holders are not located in a Tax Haven. However, Non-Resident Holders (whether they are considered to be Non-Resident Holders as a result of Joint Resolution No. 13 or otherwise) located in a Tax Haven are subject to a specific tax regulation and will continue to be taxed at a rate of 25%.

Most transactions carried out by Non-Resident Holders pursuant to Joint Resolution No. 13 and that result in capital gains are subject to taxation at a fixed 15% rate, provided they are not located in a Tax Haven.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this report:

(a)	Santander UK holds 10 blocked accounts for seven customers that are currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander UK on these accounts in the year ended December 31, 2024 were negligible relative to the overall profits of Banco Santander S.A.
(b)	Santander Consumer Finance, S.A. holds through its Belgian branch seven blocked correspondent accounts for an Iranian bank that is currently designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program. The accounts have been blocked since 2008. No revenues or profits were generated by the Belgian branch on these accounts in the year ended December 31, 2024.
(c)	Santander Brasil holds three blocked accounts for three customers with domicile in Brazil designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program. Revenues and profits generated by Santander Brasil on these accounts in the year ended December 31, 2024 were negligible relative to the overall profits of Banco Santander S.A.
(d)	The Santander Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the United States under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2024 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Santander Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

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

The selected statistical information set forth below includes information as of and for the years ended December 31, 2024, 2023 and 2022 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information— A. Selected Financial Data.”

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Net Interest Spread,” (i) we have stated average balances on a gross basis, before netting impairment losses, except for the total average asset figures, which include such netting, and (ii) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages. We stop accruing interest on loans once they are more than 90 days past due. All our non-accrual loans are included in the table below under “—Other assets.”

	For the Year Ended December 31,
	2024			2023			2022
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	209,729	17,990	8.6%	163,324	13,808	8.5%	88,740	10,202	11.5%
Domestic	189,265	16,235	8.6%	150,737	12,744	8.5%	76,131	8,752	11.5%
International	20,464	1,755	8.6%	12,587	1,064	8.5%	12,609	1,450	11.5%
Loans and amounts due from credit institutions	19,737	2,993	15.2%	31,968	2,235	7.0%	71,836	2,722	3.8%
Domestic	11,141	1,689	15.2%	31,560	2,206	7.0%	71,329	2,703	3.8%
International	8,596	1,303	15.2%	408	29	7.0%	507	19	3.7%
Of which:
Reverse repurchase agreements	3,122	1,403	44.9%	77,755	10,145	13.0%	49,357	7,198	14.6%
Domestic	3,122	1,403	44.9%	77,755	10,145	13.0%	49,357	7,198	14.6%
International	—	—	—	—	—	—	—	—	—
Loans and advances to customers	575,095	75,859	13.2%	539,293	81,331	15.1%	503,548	73,596	14.6%
Domestic	575,095	75,859	13.2%	539,293	81,331	15.1%	503,548	73,596	14.6%
International	—	—	—	—	—	—	—	—	—
Debt instruments	259,262	29,501	11.4%	225,184	24,195	10.7%	213,647	22,002	10.3%
Domestic	259,262	29,501	11.4%	225,184	24,195	10.7%	213,647	22,002	10.3%
International	—	—	—	—	—	—	—	—	—
Other interest–earning assets	—	10,840	—	—	6,714	—	—	6,703	—
Total interest–earning assets	1,063,823	137,183	12.9%	959,769	128,283	13.4%	877,771	115,225	13.1%
Equity instruments	4,131	38	0.9%	7,319	22	0.3%	2,807	38	1.4%
Investments in associates	6,452	—	—	1,702	—	—	1,593	—	—
Total earning assets	1,074,406	137,221	12.8%	968,790	128,305	13.2%	882,171	115,263	13.1%
Cash and balances with the Brazilian Central Bank	3,893	—	—	4,243	—	—	4,371	—	—
Loans and amounts due from credit institutions	6,628	—	—	(5,904)	—	—	(6,136)	—	—
Impairment losses	(34,296)	—	—	(33,759)	—	—	(31,665)	—	—
Other assets	95,325	—	—	86,861	—	—	78,870	—	—
Tangible assets	6,461	—	—	7,678	—	—	8,346	—	—
Intangible assets	32,811	—	—	31,897	—	—	31,084	—	—

	For the Year Ended December 31,
	2024			2023			2022
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in millions of R$, except percentages)
Average total assets	1,185,228	137,221	11.6%	1,059,806	128,305	12.1%	967,041	115,263	11.9%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	144,018	8,905	6.2%	119,347	9,828	8.2%	120,512	6,737	5.6%
Domestic	88,767	5,489	6.2%	112,384	9,257	8.2%	108,490	6,064	5.6%
International	55,251	3,416	6.2%	6,963	571	8.2%	12,022	673	5.6%
Of which:
Repurchase agreements	48,507	6,622	13.7%	80,671	9,797	12.1%	87,567	11,197	12.8%
Domestic	48,507	6,622	13.7%	80,671	9,797	12.1%	87,567	11,197	12.8%
International	—	—	—	—	—	—	—	—	—
Customer deposits	550,902	58,470	10.6%	491,140	48,544	9.9%	438,846	38,509	8.8%
Domestic	533,277	56,599	10.6%	472,250	46,677	9.9%	430,942	37,815	8.8%
International	17,625	1,871	10.6%	18,890	1,867	9.9%	7,904	694	8.8%
Of which:
Repurchase agreements	59,299	—	—	14,432	—	—	4,974	—	—
Marketable debt securities(1)	131,876	3,778	2.9%	128,389	4,999	3.9%	94,612	6,952	7.3%
Domestic	131,876	3,778	2.9%	128,389	4,999	3.9%	94,612	6,952	7.3%
International	—	—	—	—	—	—	—	—	—
Subordinated debts	22,503	2,523	11.2%	20,037	1,926	9.6%	19,086	1,676	8.8%
Domestic	14,943	2,027	13.6%	8,259	1,146	13.9%	5,930	813	13.7%
International	7,560	496	6.6%	11,778	780	6.6%	13,156	863	6.6%
Other interest-bearing liabilities	—	6,828	—	—	16,102	—	—	14,661	—
Total interest-bearing liabilities	849,299	80,504	9.5%	758,913	81,399	10.7%	673,056	68,535	10.2%
Noninterest bearing demand deposits	32,575	—	—	32,184	—	—	34,524	—	—
Other liabilities	182,885	—	—	156,002	—	—	151,417	—	—
Non-controlling interests	607	—	—	458	—	—	431	—	—
Stockholders’ Equity	119,862	—	—	112,249	—	—	107,613	—	—
Total average liabilities and equity	1,185,228	80,504	6.8%	1,059,806	81,399	7.7%	967,041	68,535	7.1%

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2024, 2023 and 2022 reflect this change.

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2024, compared to the year ended December 31, 2023, and for the year ended December 31, 2023 compared to the year ended December 31, 2022. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Years Ended 2024/2023			For the Years Ended 2023/2022
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	3,977	205	4,182	6,849	(3,243)	3,606
Domestic	3,302	189	3,491	6,852	(2,860)	3,992
International	675	16	691	(3)	(383)	(386)
Loans and amounts due from credit institutions	(1,102)	1,860	758	(2,017)	1,530	(487)
Domestic	(2,307)	1,790	(517)	(2,013)	1,516	(497)
International	1,205	69	1,274	(4)	14	10
Loans and advances to customers	5,165	(10,637)	(5,472)	5,339	2,396	7,735
Domestic	5,165	(10,637)	(5,472)	5,339	2,396	7,735
International	—	—	—	—	—	—
Debt instruments	3,817	1,489	5,306	1,217	976	2,193
Domestic	3,817	1,489	5,306	1,217	976	2,193
International	—	—	—	—	—	—
Other interest-earning assets	4,126	—	4,126	11	—	11
Total interest-earning assets	15,983	(7,083)	8,900	11,399	1,659	13,058
Equity Instruments	(13)	29	16	29	(45)	(16)
Total earning assets	15,970	(7,054)	8,916	11,428	1,614	13,042

Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	1,297	(2,220)	(923)	(66)	3,157	3,091
Domestic	(1,725)	(2,043)	(3,768)	280	2,913	3,193
International	3,022	(177)	2,845	(346)	244	(102)
Customer deposits	6,178	3,748	9,926	4,870	5,165	10,035

	For the Years Ended 2024/2023			For the Years Ended 2023/2022
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in millions of R$)
Domestic	6,307	3,615	9,922	3,794	5,068	8,862
International	(129)	133	4	1,076	97	1,173
Marketable debt securities(1)	132	(1,353)	(1,221)	1,978	(3,931)	(1,953)
Domestic	132	(1,353)	(1,221)	1,978	(3,931)	(1,953)
International	—	—	—	—	—	—
Subordinated liabilities	630	(33)	597	86	164	250
Domestic	907	(26)	881	177	156	333
International	(277)	(7)	(284)	(91)	8	(83)
Other interest-bearing liabilities	(9,274)	—	(9,274)	1,441	—	1,441
Total interest-bearing liabilities	(1,037)	142	(895)	8,309	4,555	12,864

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2024, 2023 and 2022 reflect this change.

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

	For the Year Ended December 31,
	2024	2023	2022

	(in millions of R$, except percentages)
Average earning assets	1,063,823	959,769	877,771
Domestic	1,034,763	946,774	864,655
International	29,060	12,995	13,116
Interest and dividends on equity securities(1)	137,221	128,305	115,263
Domestic	134,162	127,212	113,794
International	3,059	1,093	1,469
Net interest income(2)	56,717	46,906	46,728
Domestic	57,571	47,164	46,795
International	(854)	(258)	(67)
Gross yield(3)(*)	12.9%	13.4%	13.1%
Domestic	13.0%	13.4%	13.2%
International	10.5%	8.4%	11.2%
Net interest margin(4)(*)	5.3%	4.9%	5.3%
Domestic	5.6%	5.0%	5.4%
International	(2.9) %	(2.0) %	(0.5) %
Net interest spread(5)(*)	3.3%	2.5%	2.9%
Domestic	3.1%	2.5%	2.8%
International	4.3%	1.2%	5.1%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.
(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).
(2)	Net interest income (Including equity instruments).
(3)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”
(4)	Net interest margin is the amount of “Net interest income” divided by “Average earning assets.”
(5)	Net interest spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022
ROA: Return on average total assets	1.1%	0.9%	1.5%
ROE: Return on average stockholders’ equity	11.2%	8.5%	13.3%
ROE (adjusted)(1)	14.6%	11.3%	18.0%
Average stockholders’ equity as a percentage of average total assets	10.1%	10.6%	11.1%
Payout(2)	44.7%	65.3%	56.5%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet and Super, both in 2014, and Banco Olé, 60%, and the remaining 40% in 2020. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”
(2)	Dividend payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

For the Year Ended December 31,
	2024	2023	2022
Cash and balances with the Brazilian Central Bank	19.7%	17.0%	10.1%
Domestic	17.8%	15.7%	8.7%
International	1.9%	1.3%	1.4%
Loans and amounts due from credit institutions	1.9%	3.3%	8.2%
Domestic	1.0%	3.3%	8.1%
International	0.8%	— %	0.1%
Loans and advances to customers	54.1%	56.2%	57.4%
Domestic	54.1%	56.2%	57.4%
International	—	—	—
Debt instruments	24.4%	23.5%	24.3%
Domestic	24.4%	23.5%	24.3%
International	—	—	—
Total interest-earning assets	100%	100%	100%

Loans and Amounts Due from Credit Institutions

For further information about Loans and Amounts Due from Credit Institutions, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.

Investment Securities

As of December 31, 2024 and 2023, the book value of investment securities was R$287 billion and R$248 billion, respectively (representing 23.2% and 22.2%, respectively, of our total assets as of such dates). Brazilian government securities totaled R$191 billion, or 66.4%, and R$149 billion, or 60.0% of our investment securities as of December 31, 2024 and 2023, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31, 2024
	2024	2023	2022

	(in millions of R$)
Debt securities
Government securities—Brazil	190,643	148,750	142,749
Debentures and promissory notes	70,450	49,083	28,251
Other debt securities	23,080	46,581	31,913
Total domestic/debt securities	284,173	244,415	202,913
Equity securities
Shares of Brazilian companies	2,048	1,956	1,459
Shares of foreign companies	55	99	60
Investment fund units and shares	886	1,383	1,120
Total equity securities	2,988	3,438	2,639
Total investment securities	287,162	247,853	205,551

As of December 31, 2024 and 2023, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceeded 1% of our stockholders’ equity, other than the Brazilian government securities, which represented 159.1% and 129.5%, respectively, of our stockholders’ equity. As of December 31, 2024 and 2023, the total value of our debt securities was approximately 237.2% and 212.8%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities not carried at fair value (before impairment allowance) as of December 31, 2024. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in millions of R$)
Debt securities:
Government securities—Brazil (1)	—	—	—	1,206	1,206
Other debt securities(2)	34,605	33,455	11,679	3,585	83,324
Total debt investment securities	34,605	33,455	11,679	4,791	84,529

(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F).
(2)	Includes balances of debentures and promissory notes.

The average rate for debt investment securities is 10.74%.

Investment Portfolio – Yields

The following table shows the balances and weighted-average yields for our debt securities not carried at fair value through earnings, for each range of maturities, as of December 31, 2024. We calculate weighted-average yield as the average yield of the open positions we have on balance as of December 31, 2024. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Yield within 1 year	Maturing between 1 and 5 years	Yield between 1 and 5 years	Maturing between 5 and 10 years	Yield between 5 and 10 years	Maturing after 10 years

	(in millions of R$, except percentages)
		%		%		%		%
Weighted-average yields
Domestic:
Brazilian Government	29,356	9.6	32,460	10.8	12,670	7.3	17,286	8.1
Other fixed-income securities	26,701	12.2	23,377	11.9	10,651	10.9	2,335	9.5
Impaired financial assets	12	12.2	861	11.9	266	10.9	538	9.5
Impairment losses	—	—	—	—	—	—	—	—
Total domestic	56,069	10.9	56,698	11.3	23,587	9.1	20,159	8.8
International:
Foreign government	2,071	11.3	—	—	—	—	—	—
Other fixed-income securities	9,371	11.5	—	—	—	—	—	—
Impaired financial assets	—	—	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—	—	—
Total international	11,442	11.4	—	—	—	—	—	—
Total weighted-average yields		11.1		11.3		9.1		8.8

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, as of the dates indicated.

	As of December 31,
	2024		2023		2022
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency

	(in millions of R$)
Assets:
Cash and balances with the Brazilian Central Bank	14,584	22,500	8,959	14,164	11,346	10,657
Debt instruments	264,754	19,419	229,282	15,132	185,814	17,098
Loans and amounts due from credit institutions	27,298	2,879	23,877	1,839	19,784	929
Loans and advances to customers	482,117	83,973	444,022	73,955	416,127	74,503
Equity Instruments	2,176	166	2,728	102	2,582	57
Total assets	790,929	128,938	708,868	105,192	635,653	103,244
Liabilities:
Financial Liabilities at amortized cost:
Deposits from the Brazilian Central Bank and Deposits from credit institutions	72,494	86,072	49,475	69,037	59,366	56,713

	As of December 31,
	2024		2023		2022
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency

	(in millions of R$)
Customer deposits	552,831	52,237	538,500	44,721	457,188	32,765
Marketable debt securities(1)	117,332	18,301	110,935	13,463	92,638	14,483
Debt instruments eligible to compose capital	23,138	—	19,627	—	19,538	—
Other financial liabilities	78,805	372	64,680	114	71,371	143
Total liabilities	844,600	156,981	783,217	127,335	700,101	104,104

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2024, 2023 and 2022 reflect this change.

Loan Portfolio

As of December 31, 2024, our gross loans and advances to customers totaled R$599.7 billion (48.4% of our total assets). Net impairment losses, loans and advances to customers totaled R$566.1 billion as of December 31, 2024 (45.7% of our total assets). In addition to loans, we had outstanding loan commitments drawable by third parties totaling R$205.3 billion, R$177.5 billion and R$158.7 billion, as of December 31, 2024, 2023 and 2022, respectively.

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

Our loan portfolio does not have any specific concentration exceeding 10% of our total loans. As of December 31, 2024, 1.2% of our loan portfolio is allocated to our largest debtor and 3.5% to the next 10 largest debtors.

For further information about the breakdown of our Loans and Maturity see sections “a – Breakdown” and “b – Detail” of note “9 – Loans and advances to customers” to our audited consolidated financial statements included in this annual report.

Maturity

The following table sets forth an analysis by maturity of our loans, by type and status, as of December 31, 2024.

	As of December 31, 2024
	Less than 1 year	% of total	Between 1 and 5 years	% of total	Between 5 and 15 years	% of total	More than 15 years	% of total	Total	% of total
	(in millions of R$)
Debt Sector by Maturity
Commercial and industrial	161,568	50.37%	75,023	37.55%	4,586	8.38%	—	0.00%	241,177	40.22%
Real estate	5,426	1.69%	12,241	6.13%	23,086	42.20%	24,067	98.48%	64,820	10.81%
Installment loans to individuals	152,202	47.45%	110,761	55.44%	27,013	49.38%	372	1.52%	290,347	48.42%
Lease financing	1,578	0.49%	1,743	0.87%	22	0.04%	—	0.00%	3,343	0.56%
Loans and advances to customers, gross	320,774	100.00%	199,768	100.00%	54,707	100.00%	24,438	100.00%	599,688	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by type and status as of December 31, 2024.

	Fixed and Variable Rate Loans Maturing in
	Less than One Year	Between One and Five Years	Between Five and 15 years	Over 15 Years	Sub-total More than One Year	Total

	(in millions of R$, except percentages)
Fixed rate
Commercial and industrial	100,397	46,273	2,094	—	48,366	148,764
Real estate	33	107	116	96	319	352
Installment loans to individuals	142,465	108,697	25,954	372	135,023	277,488
Lease financing	432	710	8	—	718	1,150
Total Fixed rate	243,327	155,787	28,172	467	184,427	427,754
Variable rate
Commercial and industrial	61,171	28,750	2,493	—	31,242	92,414
Real estate	5,393	12,134	22,970	23,971	59,075	64,468
Installment loans to individuals	9,737	2,064	1,059	—	3,123	12,859
Lease financing	1,146	1,033	14	—	1,047	2,193
Total Variable rate	77,447	43,981	26,535	23,971	94,487	171,934
Total	320,774	199,768	54,707	24,438	278,914	599,688

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

	As of December 31, 2024
	Domestic	International

	(in millions of R$)
Under 3 months	408,947	78,941
3 to 6 months	32,952	18,299
6 to 12 months	65,904	36,597
Over 12 months	117,522	4,473
Total	625,325	138,310

The following table presents the total amount of uninsured deposits, and total uninsured deposits by time remaining until maturity as of December 31, 2024.

		Maturing
	As of December 31, 2024	Three Months or Less	Over Three Months Through Six Months	Over Six Months Through 12 Months	Over 12 months
	(in millions of R$)
Total uninsured deposits(1)	321,522	129,817	42,309	62,273	87,123

(1)	We define uninsured deposits as securities from credit institutions and customers that do not have collateral attached to them.

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31, 2024
	2024		2023		2022
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

	(in millions of R$, except percentages)
Securities sold under agreements to repurchase:
As of December 31	150,478	9.90%	134,794	10.60%	109,761	11.64%
Average during the period (1)	140,721	10.26%	118,433	12.10%	105,234	12.13%
Maximum month-end balance	160,034		135,858		114,056
Total short-term borrowings at year end	150,478		134,794		109,761

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 12 dates: for each of the month-end balances of the applicable year.

Allowance for Loan Losses

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further information regarding these changes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2024, 2023 and 2022—Results of Operations—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2024	2023	2022

	(in millions of R$)
Balance at beginning of year	35,152	35,212	29,723
Impairment losses charged to income for the year	25,974	26,544	23,801
Write-off of impaired balances against recorded impairment allowance	(25,402)	(26,627)	(18,340)
Exchange variation	(55)	24	28
Balance at end of year	35,669	35,152	35,212
Of which:
Loans and advances to customers	33,598	33,559	34,025
Loans and amounts due from credit institutions	1	8	13
Provision for debt instruments	2,070	1,586	1,174
Recoveries of loans previously written off(1)	994	1,382	983

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

As of December 31, 2024, our allowance for impairment losses for the periods indicated amounted to R$35,669 million, an increase of R$516 million, or 1.5%, compared to R$35,152 million as of December 31, 2023, which was primarily due to growth in our retail portfolio, offset by the decrease in provisioning due to the restructuring of the indebtedness of a large customer in our wholesale segment.

As of December 31, 2023, our allowance for impairment losses for the periods indicated amounted to R$35,152 million, a decrease of R$58.6 million, or 0.2%, compared to R$35,212 million as of December 31, 2022, which was primarily due to a greater number of nonperforming loans among individual customers and an increase in provisions as a result of a specific case of a large customer in our wholesale segment, the latter of which resulted in: (i) an increase in our impaired assets in the commercial and industrial loans portfolio as of December 31, 2023 of 15.1%, from R$14.2 billion to R$16.3 billion, as compared to December 31, 2022; (ii) an increase in our default rate as of December 31, 2023 by 1.9 p.p., from 5.0% to 6.9%, as compared to December 31, 2022; and (iii) a decrease in our coverage ratio (i.e., our provisions for impairment losses as a percentage of impaired assets) as of December 31, 2023 by 20.6 p.p., from 110.4% to 89.8%, as compared to December 31, 2022.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the Year Ended December 31,
	2024	2023	2022

	(in millions of R$)
Recoveries of loans previously charged off(1)	994	1,382	983
Commercial and industrial	396	946	597
Real estate – construction	50	96	36
Installment loans to individuals	543	338	346
Lease finance	5	2	4
Impairment losses charged to income for the year(1)	25,974	26,544	23,801
Commercial and industrial	6,030	6,809	8,854
Real estate – construction	248	344	244
Installment loans to individuals	19,681	19,389	14,686
Lease finance	15	2	16
Write-off of impaired balances against recorded impairment allowance	(25,402)	(26,627)	(18,340)
Commercial and industrial	(7,448)	(7,137)	(4,920)
Real estate – construction	(77)	(209)	(115)
Installment loans to individuals	(17,875)	(19,276)	(13,295)
Lease finance	(2)	(4)	(11)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2024	% of Total Loans	2023	% of Total Loans	2022	% of Total Loans

	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	10,513	29.5	11,931	33.9	12,259	34.8
Real estate	590	1.7	418	1.2	284	0.8
Installment loans to individuals	24,545	68.8	22,796	64.8	22,659	64.4
Lease financing	21	0.1	8	—	10	—
Total	35,669	100.0	35,153	100.0	35,212	100.0

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of December 31,
	2024	2023	2022

	(in millions of R$)
Internal Risk Rating
Low	454,225	408,973	392,397
Medium-low	95,687	87,232	77,993
Medium	15,805	16,644	18,647
Medium-high	12,181	13,238	13,574
High	21,790	25,449	22,044
Loans and advances to customers, gross	599,688	551,536	524,655

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2024 amounted to R$27.9 billion, compared to R$30.8 billion for the same period in 2023, a decrease of R$3.0 billion or 9.7%. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The renegotiation portfolio for the year ended on December 31, 2023 amounted to R$30.8 billion, compared to R$34.4 billion for the same period in 2022, a decrease of R$3.5 billion or 10.3%. This portfolio includes loans and advances to customers that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	As of December 31,
	2024	2023	2022

	(in millions of R$, except percentages)
Renegotiation Portfolio by type of customer
Commercial and industrial	6,821	7,107	7,639
Installment loans to individuals	21,019	23,731	26,722
Financial leasing	12	1	2
Total	27,851	30,839	34,364
Allowances for impairment losses	13,542	14,383	15,900
Coverage ratio	48.6%	46.6%	46.3%

Balances are deemed to be impaired when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

As established in our internal renegotiation policy, in order for renegotiated products to be classified as performing, the customer must be in compliance with the terms of the relevant product for at least 12 consecutive months. Renegotiated loans that are more than 60 days overdue are also accounted for as impaired.

We increased our efforts regarding the collection of loans that are less than 60 days past due and also in relation to written-off loans. We are also continuing with our strategy of granting loans to persons with a low-risk profile and higher levels of collaterals and guarantees.

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2024	2023	2022

	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	42,242	39,887	39,224
Impaired assets as a percentage of total loans	7.0%	7.2%	7.5%
Net loan charge-offs as a percentage of total loans	4.2%	4.8%	3.5%
Net loan charge-offs as a percentage of average total loans	4.4%	5.0%	3.7%

(1)	Includes as of December 31, 2024, R$15,912 million of doubtful loans (R$15,753 million in 2023 and R$14,411 million in 2022) that were not past-due. Through the year ended December 31, 2023, we calculated doubtful loans by reference to loans that were not past due but were subject to a default at some point during their term.

Evolution of Impaired Assets

Our impaired assets increased by 5.9%, or R$2,355 million, to R$42,242 million as of December 31, 2024, compared to R$39,887 million as of December 31, 2023. Provisions for impairment losses, including total recoveries of loans previously charged off, increased by 1.5% , or R$516 million, to R$35,669 million as of December 31, 2024, compared to R$35,153 million as of December 31, 2023. Offsetting these effects were recoveries of R$994 million on loans previously written off as of December 31, 2024, and R$1,382 million as of December 31, 2023.

We believe the provisions made were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2024.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2024	2023	2022

	(in millions of R$)
Balance at beginning of year	39,887	39,224	26,923
Net additions	30,069	30,394	31,921
Write-offs	(27,714)	(29,731)	(19,620)
Balance at end of year	42,242	39,887	39,224

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2024, the debt restructuring options were improved to maintain consistent levels of “net additions” and “write-offs.”

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers as of the dates indicated:

	As of December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022

	(in millions of R$, except percentages)
Commercial and industrial	13,175	16,292	14,156	(19.1)	15.1
Real estate	1,736	1,352	1,058	28.4	27.8
Installment loans to individuals	27,284	22,239	23,999	22.7	(7.3)
Lease financing	47	4	10	1,191.4	(64.8)
Total	42,242	39,887	39,224	5.9	1.7

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$13,175 million as of December 31, 2024, a decrease of R$3,117 million, or 19.1%, compared to R$16,292 million as of December 31, 2023. This decrease was mainly due to the restructuring of the indebtedness of a large customer in our wholesale segment.

Impaired assets in the commercial and industrial loans portfolio amounted to R$16,292 million as of December 31, 2023, an increase of R$2,136 million, or 15.1% compared to R$14,156 million as of December 31, 2022. This increase was due to a specific case of a large customer in our wholesale segment.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,736 million on December 31, 2024, an increase of R$384 million, or 28.4%, compared to R$1,352 million as of December 31, 2023. This increase in impaired assets in this portfolio was primarily due to the growth of this portfolio and challenging macroeconomic conditions.

Impaired assets in the real estate lending portfolio totaled R$1,352 million on December 31, 2023, an increase of R$294 million, or 27.8%, compared to R$1,058 million as of December 31, 2022. The increase in impaired assets in this portfolio was primarily due to the maturity of loans granted prior to our tightening of our credit approval conditions starting from January 2022.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$27,284 million as of December 31, 2024, with an increase of R$5,045 million, or 22.7%, compared to 2023. This increase in impaired assets in this portfolio was primarily due to the growth of this portfolio, changes in the methodology applied to determine whether a loan is non-performing and challenging macroeconomic conditions affecting certain products such as our financial products and services aimed at rural customers.

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

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$47 million on December 31, 2024, an increase of 1191.4% or R$43 million, compared to R$4 million as of December 31, 2023. This increase in impaired assets in this portfolio was concentrated in two specific clients.

Impaired assets in the lease financing lending portfolio totaled R$4 million on December 31, 2023, a decrease of 64.8%, or R$7 million, compared to R$10 million as of December 31, 2022. The decrease in impaired assets in this portfolio was primarily due to the tightening of our credit approval conditions with effect from January 2022, which has resulted in a better performance by loans granted after that date.

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

The expected loss measurement is made through the following factors:

•	Exposure at Default (EAD): is the amount of a transaction exposed to credit risk including the ratio of current outstanding balance exposure that could be provided at default. Developed models incorporate hypotheses considering possible modifications to the payment schedule.
•	Probability of Default (PD): is defined as the probability that the counterparty will be unable to meet its obligations to pay the principal and / or interest. For IFRS 9 purposes, two types of PD are considered:
◦	PD - 12 months (Stage 1): The probability that the financial instrument will default within the next 12 months.
◦	PD – lifetime (Stages 2 and 3): The probability that the transaction will default between the balance sheet date and the residual maturity date of the transaction.

The standard requires that relevant future information be considered when estimating these parameters.

•	Loss Given Default (LGD): is the loss produced in the event of default. In other words, this reflects the percentage of exposure that could not be recovered in the event of a default. It depends mainly on the collateral, which is considered as credit risk mitigating factors associated with each financial asset, and the future cash flows that are expected to be recovered. According to the standard, forward-looking information must be taken into account in the estimation.
•	Discount rate: the rate applied to the future cash flows estimated during the expected life of the asset, and which is equal to the net present value of the financial instrument at its carrying value.

In order to estimate the above parameters, the Bank has applied its experience in developing internal models for parameters calculation both for regulatory and management purposes.

Loans Past Due for Less Than 90 Days but Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2024	% of total	2023	% of total

	(in millions of R$, except percentages)
Commercial and industrial	7,440	26.0	5,320	21.8
Mortgage loans	6,047	21.1	5,142	21.1
Installment loans to individuals	15,124	52.8	13,898	57.0
Lease financing	37	0.1	27	0.1
Total (*)	28,648	100.0	24,387	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our credit risk exposure portfolio totaled R$750.4 billion as of December 31, 2024, an increase of R$30.5 billion compared to R$719.9 billion as of December 31, 2023. Our impaired assets increased by R$2.4 billion in the same period, from R$39.9 billion to R$42.2 billion. The default rate increased by 0.1 p.p. in 2024 in comparison to 2023, as a result of changes in the methodology for non-performing loans.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2024	2023	2022

	(in millions of R$, except percentages)
Loans and advances to customers, gross	599,688	551,536	524,655
Impaired assets	42,242	39,887	39,224
Provisions for impairment losses	35,669	35,153	35,212
Credit risk exposure Non-GAAP – customers(1)	750,357	719,881	664,537
Ratios
Impaired assets to credit risk exposure	5.6%	5.5%	5.9%
Coverage ratio(2)	84.4%	88.1%	89.8%
Impairment losses	(28,484)	(28,008)	(24,829)
Impairment losses on financial assets (net)(3)	(28,484)	(28,008)	(24,829)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$750,357 million as of December 31, 2024, guarantees amounting to R$64,388 million as of December 31, 2024, and private securities (securities issued by nongovernmental entities) amounting to R$86,281 million as of December 31, 2024. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”
(2)	Provisions for impairment losses as a percentage of impaired assets.
(3)	As of December 31, 2024, 2023 and 2022, our total of impairment losses on financial instruments included R$2,070 million, R$1,586 million and R$1,174 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2022 through 2024:

Selected Credit Ratios

The following table presents our selected credit ratios, along with each component of the ratio’s calculation, as of December 31, 2024, 2023 and 2022.

The following information for Santander Brasil should be read in conjunction with, the consolidated financial statements and related notes contained elsewhere herein, as well as “Item 3. Key Information—A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

	As of December 31,
	2024	2023	2022

	(in millions of R$, except percentages)
Allowance for credit losses to total loans outstanding
Allowance for credit losses	35,669	35,153	35,212
Total loans outstanding	599,688	551,536	524,655
Credit ratio	5.9%	6.4%	6.7%
Nonaccrual loans to total loans outstanding
Total nonaccrual loans outstanding	42,242	39,887	39,224
Total loans outstanding	599,688	551,536	524,655
Credit ratio	7.0%	7.2%	7.5%
Allowance for credit losses to nonaccrual loans
Allowance for credit losses	35,669	35,153	35,212
Total nonaccrual loans outstanding	42,242	39,887	39,224
Credit ratio	84.4%	88.1%	89.8%
Net charge-offs during the period to average loans outstanding
Net charge-offs during the period	(25,402)	(26,627)	(18,340)
Average amount outstanding	572,454	533,650	490,976
Credit ratio	4.4%	5.0%	3.7%

	As of December 31,
	2024	2023	2022

	(in millions of R$, except percentages)
Commercial and industrial:
Net charge-offs during the period	(7,448)	(7,137)	(4,920)
Average amount outstanding	261,276	256,043	219,950
Credit ratio	2.9%	2.8%	2.2%
Real estate:
Net charge-offs during the period	(77)	(209)	(115)
Average amount outstanding	63,554	60,379	56,725
Credit ratio	0.1%	0.3%	0.2%
Installment loans to individuals:
Net charge-offs during the period	(17,875)	(19,276)	(13,295)
Average amount outstanding	244,644	214,236	211,653
Credit ratio	7.3%	9.0%	6.3%
Lease financing:
Net charge-offs during the period	(2)	(4)	(11)
Average amount outstanding	2,980	2,993	2,648
Credit ratio	0.1%	0.1%	0.4%

Allowance for credit losses to total loans outstanding

In 2024, our allowance for credit losses to total loans outstanding credit ratio decreased by 0.4 p.p., from 6.4% as of December 31, 2023 to 5.9% as of December 31, 2024. This was primarily due to the growth, and improvements in the composition, of our portfolio and the restructuring of the indebtedness of a large customer in our wholesale segment.

In 2023, our allowance for credit losses to total loans outstanding credit ratio decreased by 0.3 p.p., from 6.7% as of December 31, 2022 to 6.4% as of December 31, 2023. This was primarily due to the fact that loans originated after we tightened our credit approval conditions with effect from January 2022 have generally performed better than loans granted prior to that date.

Nonaccrual loans to total loans outstanding

In 2024, our nonaccrual loans to total loans outstanding credit ratio decrease by 0.2 p.p., from 7.2% as of December 31, 2023 to 7.0% as of December 31, 2024. This was primarily due to the growth of the retail portfolio and the restructuring of the indebtedness of a large customer in our wholesale segment.

In 2023, our nonaccrual loans to total loans outstanding credit ratio decreased by 0.2 p.p., from 7.5% as of December 31, 2022 to 7.2% as of December 31, 2023. This was primarily due to the fact that loans originated after we tightened our credit approval conditions with effect from January 2022 have generally performed better than loans granted prior to that date.

Allowance for credit losses to nonaccrual loans

In 2024, our allowance for credit losses to nonaccrual loans credit ratio decreased by 3.7 p.p., from 88.1% as of December 31, 2023 to 84.4% as of December 31, 2024. This was primarily due to the growth of the retail portfolio and the restructuring of the indebtedness of a large customer in our wholesale segment.

In 2023, our allowance for credit losses to nonaccrual loans credit ratio decreased by 1.6 p.p., from 89.8% as of December 31, 2022 to 88.1% as of December 31, 2023. This was primarily due to the write-off of older loans, which were granted before we tightened credit approval conditions with effect from January 2022.

Net charge-offs during the period to average loans outstanding

In 2024, our net charge-offs during the period to average loans outstanding credit ratio decreased by 0.6 p.p., from 5.0% as of December 31, 2023 to 4.4% as of December 31, 2024. This was primarily due to the growth of the credit portfolio and a lower volume of loan write-offs.

In 2023, our net charge-offs during the period to average loans outstanding credit ratio increased by 1.3 p.p., from 3.7% as of December 31, 2022 to 5.0% as of December 31, 2023. This was primarily due to an increase of 45.2% in net charge-offs.

Commercial and Industrial Loans

In 2024, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans remained stable, from 2.8% as of December 31, 2023 to 2.9% as of December 31, 2024. This was primarily due to the restructuring of the indebtedness of a large customer in our wholesale segment.

In 2023, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans increased by 0.6 p.p., from 2.2% as of December 31, 2022 to 2.8% as of December 31, 2023. This was primarily due to an increase of 45.1% in net charge-offs.

Real Estate Loans

In 2024, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans decreased by 0.2 p.p., from 0.3% as of December 31, 2023 to 0.1% as of December 31, 2024. This was primarily due to the lower volume of loan write-offs.

In 2023, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans increased by 0.1 p.p., from 0.2% as of December 31, 2022 to 0.3% as of December 31, 2023. This was primarily due to an increase of 82.6% increase in net charge-offs.

Installment Loans to Individuals

In 2024, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans decreased by 1.7 p.p., from 9.0% as of December 31, 2023 to 7.3% as of December 31, 2024. This was primarily due to the growth of the retail portfolio and a lower volume of loan write-offs.

In 2023, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans increased by 2.7 p.p., from 6.3% as of December 31, 2022 to 9.0% as of December 31, 2023. This was primarily due to an increase of 45.0% in net charge-offs, due to the effect of loans granted before we tightened our credit approval conditions with effect from January 2022.

Lease Financing Loans

In 2024, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans remained virtually stable, from 0.1% as of December 31, 2023 to 0.1% as of December 31, 2024. The net charge-offs of this portfolio remained stable.

In 2023, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans decreased by 0.3 p.p., from 0.4% as of December 31, 2022 to 0.1% as of December 31, 2023. This was primarily due to the better performance of the portfolio.

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V., or “Sterrebeeck,” and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of January 31, 2025, Santander Spain held, directly and indirectly, 89.53% of our voting stock.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS as of December 31, 2024:

	Activity	Country of Incorporation	Ownership Interest
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré CFI”)	Financial	Brazil	100.00%
Esfera Fidelidade S.A.	Services Provision	Brazil	100.00%
EmDia Serviços Especializados em Cobrança Ltda.	Debt Collection and Credit Recovery Management	Brazil	100.00%
Return Capital Gestão de Ativos e Participações S.A.	Debt Collection and Credit Recovery Management	Brazil	100.00%
Rojo Entretenimento S.A.	Services Provision	Brazil	95.00%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	Brazil	100.00%
Sancap Investimentos e Participações S.A. (“Sancap”)	Holding	Brazil	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Consortium	Brazil	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brokerage	Brazil	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brokerage	Brazil	100.00%
Santander Holding Imobiliária S.A.	Holding	Brazil	100.00%
Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”)	Leasing	Brazil	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	Brazil	100.00%
SX Negócios Ltda.	Provision of Call Center Services	Brazil	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services Provision	Brazil	100.00%
Subsidiaries of Aymoré Credit, Financing and Investment S.A.
Banco Hyundai Capital Brasil S.A.	Bank	Brazil	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	Brazil	100.00%
Subsidiaries of Santander Leasing
Banco Bandepe S.A.	Bank	Brazil	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Securities Dealer	Brazil	100.00%
Subsidiaries of Sancap
Santander Capitalização S.A.	Capitalization	Brazil	100.00%
Evidence Previdência S.A.	Pension	Brazil	100.00%
Subsidiary of Santander Corretora de Seguros
América Gestão Serviços em Energia S.A.	Energy	Brazil	70.00%

	Activity	Country of Incorporation	Ownership Interest
Fit Economia de Energia S.A.	Energy Trading	Brazil	65.00%
Subsidiary of Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	Brazil	100.00%
Subsidiaries of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda.	Broker	Brazil	59.64%
Toro Investimentos S.A.	Investments	Brazil	13.23%
Subsidiary of Toro Corretora de Títulos e de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	Brazil	86.77%
Jointly Controlled by Sancap
Santander Auto S.A.	Technology	Brazil	50.00%
Direct Subsidiaries of Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	Brazil	100.00%
Consolidated Investment Funds
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado	Investment Fund	Brazil	(a)
Santander Paraty QIF PLC	Investment Fund	Brazil	(a)
Prime 16 – Fundo de Investimento Imobiliário	Investment Fund	Brazil	(a)
Santander FI Hedge Strategies Fund	Real Estate Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI	Investment Fund	Brazil	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	Brazil	(a)
Fundo de Investimentos em Direitos Creditórios Atacado	Investment Fund	Brazil	(a)
Atual—Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Investment Fund	Brazil	(a)
Fundo de Investimentos em Direitos Creditórios – Getnet	Investment Fund	Brazil	(a)
Santander Flex Fundo de Investimento Direitos Creditórios	Investment Fund	Brazil	(a)

	Activity	Country of Incorporation	Ownership Interest
San Créditos Estruturado	Investment Fund	Brazil	(a)
D365 – Fundo De Investimento em Direitos Creditórios	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Tellus	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Precato IV	Investment Fund	Brazil	(a)
Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada	Investment Fund	Brazil	(a)
Ararinha Fundo de Investimento em Renda Fixa Longo Prazo	Investment Fund	Brazil	(a)
Hyundai Fundo de Investimento em Direitos Creditórios	Investment Fund	Brazil	(a)

(a)	Company to which we are exposed or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 – Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, as of December 31, 2024, we owned 293 properties for the activities of our banking network and leased 1,142 properties for the same purpose. For further information about the location of our branches, see “—B. Business Overview—Customer Service Channels—Physical Network.” Our headquarters are located at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK, Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”
Financial Presentation

We have prepared our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 in accordance with IFRS, as issued by the IASB and interpretations issued by the IFRS Interpretation Committee. See “Presentation of Financial and Other Information” for additional information.

Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian Macroeconomic Environment

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. While Brazilian GDP increased in 2024, driven by fiscal incentives granted by the Brazilian government, historically low unemployment levels and a strong performance in certain economic sectors, we cannot assure you that this trend will continue, especially given persistent fiscal challenges, elevated interest rates, global economic uncertainties, and inflationary pressures influenced by domestic and international factors.

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

As of and For the Year Ended December 31,
	2024	2023	2022
GDP growth(1)	3.5%	3.2%	3.0%
CDI Rate	10.9%	13.0%	12.4%
TJLP	7.6%	6.6%	7.2%
SELIC rate	12.25%	11.75%	13.75%
Selling exchange rate (at period end) R$ per U.S.$1.00	6.1923	4.8413	5.2177
Depreciation (appreciation) of the real against the U.S. dollar	27.6%	(7.2) %	(6.5) %
Average real to U.S. exchange rate per U.S.$1.00(2)	5.3895	4.9953	5.1655
Inflation (IGP-M)	6.5%	(3.2) %	5.5%
Inflation (IPCA)	4.8%	4.7%	5.8%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	GDP growth for 2024 is based on Santander Brasil’s internal estimates. For 2023, the source is the IBGE’s revised series.
(2)	Average of the selling exchange rate for the business days during the period.

Despite the approval of a new fiscal framework and some measures to increase tax revenues, prospects for public expenditures to continue growing over time and for the economy to slow down into the future have stoked fears in financial markets about Brazil’s already high public debt. This has resulted in a persistent risk premium, a limitation in the room for the Brazilian real to strengthen and volatility in financial asset prices. Brazil’s economy was also severely affected by the COVID-19 pandemic starting in 2020. Brazilian GDP recovered to an extent in 2021, in part as a result of Brazil’s ongoing vaccination program and the relaxation of certain restrictions allowing a progressive resumption of economic activities, as set out under “—Impact of COVID-19” below, but considerable uncertainty remains as to the duration and severity of the COVID-19 pandemic and its economic effects. In 2022, the relaxation of COVID-19 restrictions and continued fiscal incentives granted by Brazilian government supported Brazilian GDP growth, which reached 3.0% in 2022. In 2023, fiscal incentives continued to have an important effect, but the contribution of a record harvest of grains was key for the Brazilian GDP to have increased 3.2% in the period. In 2024, in response to the payment of a sizeable volume of delayed court-ordered debts in the first half of 2024, the maintenance of fiscal incentives, historically low unemployment levels and a strong performance in certain economic sectors, we estimate that the Brazilian economy grew 3.5%.

The macroeconomic outlook for 2025 is clouded by high inflation, elevated interest rates, a deteriorating global economic environment, and ongoing uncertainty surrounding the continuation or escalation of the wars in Ukraine and in the Middle East. Additionally, we believe Brazil is unlikely to see the same level of contribution from commodity-related sectors to overall economic growth as it did in 2023. Brazilian monetary policy is also expected to remain tight. As a result, we anticipate that Brazil’s GDP growth in 2025 will be lower than in 2024. Any slowdown in Brazil’s economic growth, changes in interest rates, unemployment levels, or general price stability could adversely affect our business, financial condition, and results of operations.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.”

Wars in Ukraine and in the Middle East

The persistence of the war between Russia and Ukraine has continued to cause humanitarian problems in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. In response to the Russian military action against Ukraine, several countries, including the United States, the European Union member states, the United Kingdom and other UN member states, continue to impose severe sanctions on Russia and Belarus. Furthermore, we believe that the risk of cyberattacks on companies and institutions has increased and could increase even further as a result of the above-mentioned conflicts and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. The continuance or escalation of the war, including its extension to other countries in the region, could lead to further increases in energy, oil and gas prices (particularly if supplies to Europe are interrupted) and heightened inflationary pressures, which in turn could lead to the resumption of increases in interest rates and market volatility. In addition, the war continues to weigh on supply chain problems, particularly to those businesses most sensitive to rising energy prices. The war and its effects could exacerbate the current slowdown in the global economy and could negatively affect the payment capacity of some of our customers, especially those with more exposure to the Russian or Ukrainian markets.

The conflict between Israel and Hamas has also stoked fears about a broader war in the Middle East and the impact this could have on the global economy generally and oil markets in particular.

While we do not have a physical presence in Russia, Ukraine or in the Middle East, and our direct exposure to Russian, Ukrainian or Middle Eastern markets and assets is not material, the impact of the wars in Ukraine and in the Middle East, and the related sanctions imposed on global markets and institutions, the impact on macroeconomic conditions generally, and other potential future geopolitical tensions and consequences arising from the war remain uncertain and may exacerbate our operational risk. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—The continuance or escalation of the wars in Ukraine and in the Middle East could materially affect our financial position and increase our operational risk.”

Interest Rates

In 2021, the Brazilian Central Bank began a monetary tightening cycle in response to rising inflation, the depreciation of the real, and a perception of recovery in certain economic activities following the easing of COVID-19-related restrictions. The SELIC rate increased from 9.25% as of December 31, 2021, to 13.75% as of December 31, 2022 (the highest level since the end of 2016). In 2023, the Brazilian Central Bank initiated an easing cycle as inflationary pressures subsided, reducing the SELIC rate to 11.75% as of December 31, 2023. The easing continued into the first half of 2024, with the SELIC rate reaching 10.50% in May 2024. However, inflationary pressures resurfaced in mid-2024, driven by adverse climatic conditions affecting food and energy prices, a significant devaluation of the real following the U.S. presidential election, and persistent fiscal challenges in Brazil. In response, the Brazilian Central Bank resumed tightening monetary policy, increasing the SELIC rate to 11.25% in September 2024 and 12.25% in December 2024. These adjustments reflect the Brazilian Central Bank’s efforts to balance inflation control with economic stability amid elevated interest rates globally and domestic economic concerns. As of the date of this annual report, the SELIC rate is 13.25%.

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

The following table presents the low, high, average and period end SELIC rate since 2021, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2021	2.00	9.25	4.57	9.25
2022	9.25	13.75	12.57	13.75
2023	11.75	13.75	13.29	11.75
2024	10.50	12.25	10.91	12.25
2025 (through January 31, 2025)	12.15	13.25	13.25	13.25

(1)	Highest month-end rate.
(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. For more information about our market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk."

Credit Volume and Quality in Brazil

In 2022, despite the increase in the SELIC rate, outstanding credit increased 8.2% compared to 2021, the ratio of nonperforming loans to individuals reached 5.9% and the household debt burden reached 2% of household income. In 2023, outstanding credit increased at a slower rate than in 2022 as the SELIC rate continued moving higher in that period. However, the ratio of nonperforming loans to individuals managed to remain nearly unchanged as a result of an increase in the income stemming from tight labor market conditions and a government-sponsored initiative for banks to renegotiate part of the credit in arrears (5.6% in 2023 as compared to 5.9% in 2022). In 2024, in response to tight labor market conditions and the extension of fiscal incentives by the Brazilian federal government, outstanding credit expanded 10.9% as compared with the previous year, while the ratio of nonperforming loans to individuals fell to 3.5% (from 3.7% in December 2023). However, this combination did not prevent an increase in the household debt burden in the period (24.2% in 2024 as compared to 23.8% in 2023).

	As of December 31,
	2024	2023	2022

	(in billions of R$)
Total Credit Outstanding (1)	6,427	5,794	5,358
Earmarked credit	2,681	2,408	2,151
Non-earmarked based credit	3,746	3,386	3,206
of which:
Corporate	1,585	1,462	1,432
Individuals (retail)	2,161	1,924	1,775

(1)	Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2024, we recorded foreign exchange exposure of R$34.0 million, foreign exchange exposure of R$62.9 million in 2023, and foreign exchange exposure of R$83.5 million in 2022. These results are due to the variation of the U.S. dollar against the real on our assets and liabilities positions in U.S. dollar denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).” For further information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2024, 2023 and 2022—Results of Operations—Gains (losses) on Financial Assets and Liabilities (net) and Exchange Differences (net).”

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2022, there was significant volatility in the R$/U.S.$ exchange rate, which fluctuated within a wide band that ranged from R$4.6175 to R$5.7042 per U.S.$1.00 as a result of ongoing economic and political certainty both globally and within Brazil. As of December 31, 2022 the exchange rate was R$5.2177 per U.S.$1.00. In 2023, the R$/U.S.$ exchange rate experienced another year of significant volatility as it fluctuated between R$4.7202 to R$5.4459 per U.S.$1.00. As of December 31, 2023 the exchange rate was R$4.8413 per U.S.$1.00. The exchange rate experienced another period of high volatility in 2024 driven by international factors (such as uncertainty about the conduct of monetary policies in advanced economies and the aggravation of geopolitical tensions) and domestic issues (such as investors’ frustration with the looseness of fiscal policy and delays in the approval of certain important bills in the Brazilian Congress), which caused the exchange rate to fluctuate between R$4.5293 and R$6.1991 per U.S.$1.00. In 2025, through the date of this annual report, the real appreciated against the U.S. dollar. As of January 31, 2025, the exchange rate was R$5.8301 per U.S.$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets, and prompted the adoption of recessionary policies by the Brazilian government. In 2023, as inflationary pressures of 2022 decreased, the Brazilian Central Bank began to reduce the SELIC rate from 13.75% (the highest level seen since the end of 2016) to 10.50% in May 2024. Depreciation of the real due to international and domestic issues combined with inflationary pressures due to the effect of adverse climate events on food and energy supplies led the Brazilian Central Bank to resume a monetary tightening cycle in September 2024, which pushed the SELIC rate up to 12.25% by the end of 2024. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real could make our foreign currency linked obligations and funding more expensive, negatively affect the market price of our securities portfolios, and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies could lead to a deterioration of the Brazilian foreign exchange currency balance of payments, as well as dampen export driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Inflation

In recent years, inflation has oscillated around the CMN’s target, set annually by the CMN. However, recent inflationary shocks have pushed Brazil’s inflation rate above the target in the past few years. From 2005 to 2018, the target level was 4.5%, with a tolerance interval of 2.0 percentage points until 2016, when the tolerance band was narrowed to 1.5 percentage points. The CMN subsequently lowered the target to 4.25% in 2019, with 0.25 percentage point decreases implemented annually until it reaches 3.00%. In June 2023, the CMN made the 3.00% inflation target permanent for subsequent years.

In 2019, as a result of temporary price shocks affecting edible items, inflation ended the year slightly above the targeted level, at 4.31%. In 2020, inflation increased to 4.5%. In 2021, inflation continued to accelerate and reached 10.06% at the end of the year, as a result of several shocks that ranged from problems in global supply chains – which increased prices at the wholesale level – to climate setbacks – which hit energy and foodstuff prices –, as well as continued depreciation of the Brazilian real. Similarly to what happened in the beginning of 2018, the Brazilian Central Bank delivered a letter to the CMN explaining why it failed to meet the inflation target and what actions would be implemented to ensure that inflation would converge to target in coming years. In 2022, inflationary pressures escalated in Brazil, including as a result of the ongoing war between Ukraine and Russia, supply chain issues, the continued COVID-19 pandemic (particularly in China) and increases in energy prices. As a result, inflation peaked in 2022 at multiple-year highs of 12.1% in Brazil in April 2022 (as measured by the IPCA in year-over-year terms) and 9.1% in the United States in June 2022 (as measured by the Consumer Price Index), the highest levels since 2003 in Brazil and 1981 in the United States. Accumulated inflation for the year ended December 31, 2022, was 5.79% in Brazil and 6.5% in the United States. This resulted in tighter monetary policy by the Brazilian Central Bank, which increased the SELIC rate from a low of 2.0% as of the end of 2020 to 13.75% as of August 2022, a level at which it remained until August 2023, when the Brazilian Central Bank decided to start loosening monetary policy as inflation began to improve as a result of favorable climatic conditions that lowered the prices of foodstuffs and the delayed effects of the Brazilian Central Bank’s tightening of monetary policy. Accumulated inflation for the year ended December 31, 2023, was 4.6% in Brazil, although it remained above the targeted level of 3.25% set by the CMN. In early 2024, inflation initially followed a downward trend and reached as low as 3.7% in April 2024. However, inflation increased again during 2024 as a result of droughts which disrupted food supplies, increases in energy prices rose, and the depreciation of the real due to both domestic factors, including fiscal challenges, and global factors such as U.S. monetary policy and trade tensions. As a result, inflation reached 4.8% by the end of 2024, above the 3.0% target set by the CMN.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that, in 2024, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$798 million within a one-year period. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA, and the IGP-M. For example, considering the amounts in 2024, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$108 million and R$87 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the results of operations of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our results of operations by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2024	As of December 31, 2023	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	31.50%	31.50%	Loans	Cap rate: 12.0% p.a.
Microcredit loans(2)	2.00%	2.00%	Loans	Cap rate: 4.0% p.m.
Reserve requirements(3)	21.00%	21.00%	Cash	Zero
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	45.50%	45.50%

Savings Accounts
Mortgage loans	65.00%	65.00%	Loans	Cap rate (SFH): TR + 12.0% p.a.
Reserve requirements(3)	20.00%	20.00%	Cash	TR + 6.17% or TR + 70.00% of the target SELIC
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	15.00%	15.00%

Time deposits
Reserve requirements(3)	20.00%	20.00%	Cash	SELIC
In cash or other instruments	0.00%	0.00%	Cash or other instruments	n/a
In cash	0.00%	0.00%	Cash	n/a
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	80.00%	80.00%

(1)	Rural credits are credits granted to farmers in the amount of R$22.3 billion and R$22.3 billion as of December 31, 2024 and 2023, respectively.
(2)	Microcredit is a credit granted to very small businesses, with an open position of R$3.3 billion and R$3.0 billion as of December 31, 2024 and 2023, respectively.
(3)	Deductions can be applied on reserve requirements. The Brazilian Central Bank details the possibility of any deduction on its website (Resolutions No. 189/2022, 188/2022 and 145/2021).
(4)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulation—Taxation.”

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2024, 2023 and 2022, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

As of December 31,
	2024	2023	2022

(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(1)	4.5%	5.4%	5.1%
Discount rate (2)	13.6%	13.0%	12.9%
Discount rate before tax (2)	20.8%	20.3%	20.1%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(2)	The discount rate is based on the capital asset pricing model.
(*)	A quantitative goodwill impairment test is performed annually. At the end of each exercise, an analysis is carried out on the existence of appearances of disability. For the years 2024, 2023 and 2022, there was no evidence of impairment. In the goodwill impairment test, carried out considering the December 2024 scenario, and whose discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows, it was found that these continue to indicate the absence of impairment.

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

Customers with standardized management include individuals and companies not classified as individual customers. Risk management models are based on automated decision-making and risk assessment procedures, which are complemented by teams of analysts specializing in credit risk. The credits related to standardized customers are usually considered to be not recoverable when they have experience of historical loss and a delay greater than 90 days.

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

Impairment loss is calculated using statistical models that consider the following factors:

•	Exposure at Default or “EAD,” is the amount of risk exposure at the date of default by the counterparty. In accordance with IFRS, the exposure at default used for this calculation is also the current exposure, as reported in the balance sheets.
•	Probability of Default or “PD,” is the probability of the borrower failing to meet its principal and/or interest payment obligations, PD is measured using an annual time horizon to quantify the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).
•	Loss Given Default, or “LGD,” is the loss arising in the event of default, LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of default.
•	Loss Identification Period, or “LIP,” is the time period between the occurrence of a loss event and the identification of an objective evidence of this loss. In other words, it represents the time horizon from the credit loss occurrence until the effective confirmation of such loss.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill was identified in 2024, 2023 and 2022. Given the level of uncertainty related to these assumptions, our officers carry out a sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

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

Upon the impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of property, plant and equipment in 2024, 2023 and 2022 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements included elsewhere in this annual report).

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

New Accounting Standards

The new IFRS standards effective after January 1, 2025 are mentioned in our audited consolidated financial statements included in this annual report. For further information, see note 1 to our audited consolidated financial statements included elsewhere in this annual report.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2024 were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2024, 2023 and 2022

Executive Summary – Santander Brasil Results at a Glance

Total Income amounted to R$73,757 million in 2024, an increase of 12.0%, or R$7,893 million, in comparison with the year ended December 31, 2023, driven by an increase in net interest income and fee commissions

Consolidated Net Income totaled R$13,414 million in the year ended December 31, 2024, an increase of 41.2% compared to the year ended December 31, 2023, mainly due to (i) a 12.0% increase in total income, as described above, (ii) an increase in net fee income of 10.0%, (iii) costs in line with the growth of inflation, and (iv) a 1.7% increase in impairment losses on financial assets (net), lower than the growth of the credit portfolio.

Loan Portfolio to customers amounted to R$599,688 million as of December 31, 2024, an increase of 8.7% compared to December 31, 2023, mainly due to an increase in our loan portfolio for Consumer Finance, SMEs (especially working capital and offshore loan) and individuals (especially credit cards, auto loans and payroll).

Credit risk exposure amounted to R$750.4 billion as of December 31, 2024, an increase of 4.2% compared to December 31, 2023, mainly due to the increase in the aforementioned increase in our loan portfolio.

Credit Quality remain stable. The impaired assets to credit risk exposure ratio was 5.6% for the year ended December 31, 2024, a 0.1 p.p. increase compared to the previous year.

Coverage ratio was 84.4% in the year ended December 31, 2024, a 3.7 p.p. decrease compared to the year ended December 31, 2023.

Our Basel Capital adequacy ratio was 14.3% in the year ended December 31, 2024, a decrease of 0.2 p.p. compared to the year ended December 31, 2023.

Deposits from customers and from the Brazilian Central Bank increased by 8.8% reaching R$764 billion in 2024, mainly due to time deposits (especially in personal loans), influenced by their greater attractiveness given current interest rate levels and coupled with our investment-focused strategy, highlighted by our AAA investment advisory offering. At Santander Corporate & Investment Banking, the increase is especially in products like offshore/time deposit. We continue to follow our funding plan based on optimizing the mix between individuals and wholesale banking.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022

	(in millions of R$, except percentages)
Net interest income	56,679	46,884	47,503	20.9	(1.3)
Income from equity instruments	84	22	38	277.1	(41.7)
Income from companies accounted for by the equity method	313	239	199	30.8	20.1
Net fee and commission income (expense)	17,205	15,640	14,876	10.0	5.1
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	129	3,795	4,699	(96.6)	(19.2)
Other operating income (expenses) net	(652)	(716)	(841)	(8.9)	(14.9)
Total income	73,757	65,864	66,475	12.0	(0.9)
Administrative expenses	(20,417)	(19,563)	(18,240)	4.4	7.3
Depreciation and amortization	(2,731)	(2,741)	(2,586)	(0.4)	6.0
Provisions (net)	(4,595)	(4,424)	(1,215)	3.9	264.0
Impairment losses on financial assets (net)	(28,484)	(28,008)	(24,829)	1.7	12.8
Impairment losses on other assets (net)	(252)	(250)	(161)	0.9	55.0
Other nonfinancial gains (losses)	1,912	1,044	131	83.2	693.7
Operating income before tax	19,190	11,922	19,575	61.0	(39.1)
Income tax	(5,776)	(2,423)	(5,235)	138.4	(53.7)
Consolidated net income for the year	13,414	9,499	14,339	41.2	(33.8)

Consolidated Net Income for the Year

Our consolidated net income for the year ended December 31, 2024, was R$13,414 million, an increase of R$3,915 million, or 41.2%, as compared to our consolidated net income of R$9,499 million for the year ended December 31, 2023, primarily due to (i) an increase in net interest income of R$9,795 million, or 20.9%, to R$56,679 million in the year ended December 31, 2024 from R$46,884 million in the year ended December 31, 2023, driven by the increase in net interest income in credit operations and better performance in market operations, despite the volatile macroeconomic environment; (ii) an increase in net fee income of R$1,565 million, or 10.0%, to R$17,205 million in the year ended December 31, 2024 from R$15,640 million in the year ended December 31, 2023, driven by the higher results in capitalization, insurance and cash management.

Our consolidated net income for the year ended December 31, 2023, was R$9,499 million, a decrease of R$4,841 million, or 33.8%, as compared to our consolidated net income of R$14,339 million for the year ended December 31, 2022, primarily due to (i) an increase in legal provisions of R$3,209 million, or 264.0%, to R$4,424 million in the year ended December 31, 2023 from R$1,215 million in the year ended December 31, 2022, driven by the increase in labor provisions in the period; (ii) an increase in impairment losses on financial assets of R$3,179 million, or 12.8%, to R$28,008 million in the year ended December 31, 2023 from R$24,829 million in the year ended December 31, 2022, driven by the deterioration of our credit portfolio which was impacted by an increase in provisions as a result of a specific case of a large customer in our wholesale segment, and (iii) a decrease in net interest income of R$619 million, which was driven by lower income in credit, attributable to a shift in our portfolio mix towards customers with a better risk profile and a focus on collateralized products, as well as a decrease in our performance in market operations.

Net Interest Income

Net interest income for the year ended December 31, 2024, was R$56,679 million, an increase of R$9,795 million, or 20.9%, from R$46,884 million for the year ended December 31, 2023. This increase was mainly due to an increase in income from: (i) credit products, especially in individuals and consumer finance, driven by growth in volume in products such as cards, payroll, auto loan and mortgage, and (ii) better performance in market operations. This was partially offset by lower interest spreads, attributable to a shift in our portfolio mix toward customers with a better risk profile and focus on collateralized products.

Average total earning assets in 2024 were R$1,063,823 million, an increase of 10.8% from R$959,769 million in 2023. The main driver of this change was an increase in the average amount of loans and advances to customers and financial assets measured at fair value (i.e., debt and equity instruments).

Net interest margin (net interest income divided by average earning assets) in 2024 was 5.3% compared to 4.9% in 2023, supported by the increase in the SELIC rate and a better credit products mix, following our strategy of increasing the share of individual segments.

Average total interest-bearing liabilities in 2024 were R$849,299 million, a increase of 11.9%, from R$758,913 million in 2023.

Finally, the net interest spread (the difference between interest on earning assets and the average cost of interest-bearing liabilities) was 3.3% in 2024, mainly due to a shift in our portfolio mix toward customers with a better risk profile.

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

Average total earning assets in 2023 were R$959,769 million, an 9.3% increase from R$877,771 million in 2022. The main driver of this growth was an increase of 7.1% in the average amount of loans and advance to customers.

Net interest margin (net interest income divided by average earning assets) in 2023 was 4.9% and 5.3% in 2022, mainly due to a shift in our portfolio mix towards lower risk products, as explained above.

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

Income from equity instruments

Income from equity instruments for the year ended December 31, 2024, totaled R$84 million, an increase of R$61 million from R$22 million for the year ended December 31, 2023.

Income from equity instruments for the year ended December 31, 2023 totaled R$22 million, a R$16 million decrease from R$38 million for the year ended December 31, 2022, mainly due to lower dividend gains from an investment fund, Santander Fundo de Investimento Amazonas Multimercado Credito.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2024 was R$313 million, an increase of R$74 million from R$239 million for the year ended December 31, 2023, mainly due to an increase of R$53 million in the results of Pluxee (which we acquired in 2024) and R$29 million in the results of Banco RCI.

Income from companies accounted for by the equity method for the year ended December 31, 2023 was R$239 million, a R$40 million increase from R$199 million for the year ended December 31, 2022.

Net fee and commission income

Net fee and commission income for the year ended December 31, 2024 was R$17,205 million, an increase of R$1,565 million, or 10.0%, compared to R$15,640 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) credit and debit cards, mainly due to increases in our customer base, number of transactions and customer spending, (ii) insurance and capitalization, reflecting the improved performance in loans (especially in consumer), and (iii) asset management and pension funds.

Net fees and commissions from credit and debit cards totaled R$4,414 million for the year ended December 31, 2024, an increase of 24.2% compared to the year ended December 31, 2023.

Net fees and commissions from asset management and pension funds totaled R$2,199 million for the year ended December 31, 2024, an increase of 10.5% compared to the year ended December 31, 2023.

Net fees and commissions from insurance and capitalization totaled R$4,741 million for the year ended December 31, 2024, an increase of 10.2% compared to the year ended December 31, 2023.

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

Net fees and commissions from trade finance totaled R$1,926 million for the year ended December 31, 2023, an increase of 5.5% compared to the year ended December 31, 2022.

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

The following table reflects the breakdown of net fee and commission income for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022

	(in millions of R$, except percentages)
Current account services	3,314	3,255	3,267	1.8	(0.4)
Collection and payment services	1,738	1,801	1,790	(3.5)	0.6
Insurance and capitalization	4,741	4,303	4,357	10.2	(1.2)
Asset Management and pension funds	2,199	1,990	1,600	10.5	24.4
Credit and debit cards	4,414	3,554	3,151	24.2	12.8
Capital markets	1,178	1,183	1,112	(0.4)	6.4
Trade finance	1,858	1,926	1,825	(3.5)	5.5
Tax on services	(855)	(758)	(687)	12.8	10.3
Others	(1,382)	(1,613)	(1,538)	(14.3)	4.9
Total	17,205	15,641	14,877	10.0	5.1

Gains (losses) on financial assets and liabilities (net) and exchange differences

Gains on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2024 amounted to R$129 million, a decrease of R$3,666 million compared to a gain of R$3,795 million for the year ended December 31, 2023. This variation is mainly due to lower gains with financial assets measured at fair value through profit or loss, of R$3,441 million as of December 31, 2023 compared to a loss of R$641 million as of December 31, 2024.

Gains on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2023 amounted to R$3,795 million, a decrease of R$905 million compared to a gain of R$4,699 million for the year ended December 31, 2022. This variation is mainly due to lower gains with financial assets measured at fair value through profit or loss, of R$4,801 million as of December 31, 2022 compared to R$3,441 million as of December 31, 2023. For further information, see notes 36 and 37 to our audited consolidated financial statements included elsewhere in this annual report.

Other Operating Income/Expenses

Other operating expenses for the year ended December 31, 2024, amounted to R$652 million, a decrease of R$64 million compared to expenses of R$716 million for the year ended December 31, 2023, mainly due to lower operational expenses.

Other operating expenses for the year ended December 31, 2023 amounted to R$716 million, a decrease of R$125 million compared to expenses of R$841 million for the year ended December 31, 2022, mainly due to greater expenses with FGC pensions plans given the increase in the overall balance of deposits.

Administrative Expenses

Administrative expenses for the year ended December 31, 2024 were R$20,417 million, an increase of R$854 million compared to expenses of R$19,563 million for the year ended December 31, 2023, mainly due to the increase in expenses with wages and salaries and related technology and systems, per diems and travel expenses, and other administrative expenses as a result of the increase in inflation in the period and the growth of our business.

Administrative expenses for the year ended December 31, 2023 were R$19,563 million, a R$1,323 million increase compared to expenses of R$18,240 million for the year ended December 31, 2022, mainly due to higher expenses with wages and salaries and specialized and technical services resulting from an increase in inflation in the period and investments in business expansion.

Personnel expenses increased by R$784 million for the year ended December 31, 2024, mainly due to higher employee wages and salaries deriving from our collective bargaining with employees in 2023, which impacted the first eight months of 2024, and our 2024 collective bargaining agreement, which impacted the final four months of the year.

Personnel expenses increased by R$917 million for the year ended December 31, 2023, mainly due to higher employee wages and salaries impacted by the 2022 collective bargaining agreement, which was applied to salaries starting in September 2022, as well as the 2023 collective bargaining agreement, which was applied to salaries starting in September 2023.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022

	(in millions of R$, except percentages)
Wages and salaries	7,087	6,640	6,311	6.7	5.2
Social security costs	1,692	1,654	1,431	2.3	15.6
Benefits	1,753	1,659	1,603	5.7	3.5
Training	68	62	60	10.3	3.1
Other personnel expenses	997	799	492	24.8	62.3
Total	11,598	10,814	9,897	7.3	9.3

Other administrative expenses increased by R$70 million to R$8,819 million for the year ended December 31, 2024, from R$8,749 million for the year ended December 31, 2023, mainly as a result of greater expenses with technology and systems, per diems and travel expenses and other administrative expenses, resulting as a result of the increase in inflation in the period and the growth of our business.

Other administrative expenses increased R$406 million to R$8,749 million for the year ended December 31, 2023, from R$8,343 million for the year ended December 31, 2022, mainly as a result of greater expenses with specialized and technical services, resulting from the increase in inflation in the period and investments in business expansion.

The following table sets forth our other administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022

	(in millions of R$, except percentages)
Specialized and technical services	2,414	2,397	2,229	0.7	7.6
General maintenance expenses	878	896	896	(2.0)	0.1
Technology and systems	2,410	2,384	2,577	1.1	(7.5)
Advertising	516	522	541	(1.1)	(3.4)
Communications	351	502	422	(30.0)	19.0
Per diems and travel expenses	201	163	73	23.4	124.5
Taxes other than income tax	154	173	149	(11.0)	16.2
Surveillance and cash courier services	474	525	549	(9.6)	(4.4)
Insurance premiums	25	27	22	(5.5)	21.9
Other administrative expenses	1,394	1,160	887	20.2	30.8
Total	8,819	8,749	8,343	0.8	4.9

The efficiency ratio, which we calculate as total administrative expenses divided by total income, decreased to 27.7% in the year ended December 31, 2024, as compared to 29.7% for the year ended December 31, 2023. This decrease of 2.0 p.p. in the ratio is primarily due to higher growth in net income (driven by net interest income and net fee income) and an increase in costs driven by inflation.

The efficiency ratio increased to 29.7% in the year ended December 31, 2023, as compared to 27.4% for the year ended December 31, 2022. This increase of 2.3 p.p. in the ratio is primarily due to a decrease in net income (as a result of our more selective credit approval strategy and lower performance in market operations) and an increase in administrative expenses.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2024 was R$2,731 million, a decrease of R$10 million, or 0.4%, from R$2,741 million for the year ended December 31, 2023, primarily due to higher expenses with amortization of software items, resulting from investments made in this period.

Depreciation and amortization for the year ended December 31, 2023 was R$2,741 million, a 6.0% or R$155 million increase from R$2,586 million for the year ended December 31, 2022, primarily due to greater expenses with the amortization of hardware and software items, resulting from investments made in the year ended December 31, 2023.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,595 million for the year ended December 31, 2024, an increase of R$171 million, or 3.9%, compared to R$4,424 million for the year ended December 31, 2023, mainly due to an increase in labor and civil contingencies.

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,424 million for the year ended December 31, 2023, a 264.0% or R$3,209 million increase compared to R$1,215 million for the year ended December 31, 2022, mainly due to an increase in labor contingencies.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2024 were R$28,484 million, an increase of R$476 million compared to R$28,008 million for the year ended December 31, 2023, which was primarily due to growth in our retail portfolio, and the effects of challenging macroeconomic conditions on our SME portfolio.

Impairment losses on financial assets (net) for the year ended December 31, 2023 were R$28,008 million, an R$3,179 million increase compared to R$24,829 million for the year ended December 31, 2022, which was driven by an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

Our credit risk exposure increased by R$30.5 billion to R$750.4 billion as of December 31, 2024, compared to R$719.9 billion as of December 31, 2023. Furthermore, our impaired assets increased by R$2.4 billion from R$39.9 billion as of December 31, 2023 to R$42.2 billion as of December 31, 2024.

Our credit risk exposure increased by R$55.3 billion to R$719.9 billion as of December 31, 2023 compared to R$664.5 billion as of December 31, 2022. Furthermore, our impaired assets increased R$0.7 billion from R$39.2 billion as of December 31, 2022 to R$39.9 billion for the year ended December 31, 2023.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Impaired Asset Ratios” for a table showing our ratio of impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2024, 2023 and 2022.

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2024, 2023 and 2022.

	For the Year Ended December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022

	(in millions of R$, except percentages)
Commercial and industrial	13,175	16,292	14,156	(19.1)	15.1
Real estate	1,736	1,352	1,058	28.4	27.8
Installment loans to individuals	27,284	22,239	23,999	22.7	(7.3)
Lease financing	47	4	10	1191.4	(64.8)
Total	42,242	39,887	39,224	5.9	1.7

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

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$13,175 million as of December 31, 2024, a decrease of R$3,117 million, or 19.1%, compared to R$16,292 million as of December 31, 2023. This decrease was mainly due to the restructuring of the indebtedness of a large customer in our wholesale segment.

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

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,736 million as of December 31, 2024, an increase of R$384 million, or 28.4%, compared to R$1,352 million as of December 31, 2023. This increase was primarily due to the growth of this portfolio and challenging macroeconomic conditions.

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

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$27,284 million as of December 31, 2024, an increase of R$5,045 million, or 22.7%, compared to R$22,239 million as of December 31, 2023. This increase was primarily due to the high growth of this portfolio, changes in the methodology used to determine whether a loan is non-performing and challenging macroeconomic conditions affecting certain products such as rural.

Impaired assets in the installment loans to individuals lending portfolio totaled R$22,239 million as of December 31, 2023, with a decrease of R$1,760 million, or 7.3% compared to R$23,999 million as of December 31, 2022. The decrease in impaired assets in this portfolio was primarily a result of the fact that loans granted after we tightened our credit approval conditions with effect from January 2022 have generally performed better than loans granted prior to that date.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$47 million as of December 31, 2024, an increase of R$43 million compared to R$4 million as of December 31, 2023. This increase in impaired assets was primarily concentrated in two specific clients.

Impaired assets in the lease financing lending portfolio totaled R$4 million on December 31, 2023, a decrease of R$7 million compared to R$10 million as of December 31, 2022. The decrease in impaired assets in this portfolio was primarily a result of better quality of newer credit origination.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2024, amounted to losses of R$252 million, an increase of R$2 million as compared to R$250 million for the year ended December 31, 2023.

Impairment losses on other assets (net) for the year ended December 31, 2023, amounted to losses of R$250 million,an increase of R$89 million as compared to R$161 million for the year ended December 31, 2022, mainly due to impairment losses on intangible assets.

Other Nonfinancial Gains

Other nonfinancial gains amounted to R$1,912 million during the year ended December 31, 2024,an increase of R$869 million compared to R$1,044 million during the year ended December 31, 2023, mainly due to the closing of the joint venture transaction with the Pluxee Group.

Other nonfinancial gains amounted to R$1,044 million during the year ended December 31, 2023, an increase of R$912 million compared to R$131 million during the year ended December 31, 2022, mainly due to the sale of 40% stake in the share capital of Webmotors.

Operating Income Before Tax

Operating income before tax for the year ended December 31, 2024 was R$19,190 million, an increase of R$7,269 million, or 61.0%, as compared to R$11,922 million for the year ended December 31, 2023.

Income Taxes

Income taxes expenses include income tax, social contribution, PIS and COFINS (which are social contributions due on certain income net of certain expenses).

Total income taxes amounted to R$5,776 million in the year ended December 31, 2024, an increase of R$3,354 million, or 138.4%, in relation to R$2,423 million in the year ended December 31, 2023. This expense increase was mainly attributed to: (i) an increase in operating income before tax to R$19,190 million in the year ended December 31, 2024, from R$11,922 million in the year ended December 31, 2023, which was primarily due to our operational performance throughout the year. The higher earnings resulted in a larger taxable base, leading to a proportional increase in tax expense. Additionally, the effects of specific events recognized directly in the tax line remained stable compared to the prior year, with no material additional impacts on the variation in tax expense.

Total income taxes amounted to R$2,423 million in the year ended December 31, 2023, a decrease of 53.7%, or R$2,812 million, in relation to R$5,235 million in the year ended December 31, 2022. This expense decrease was mainly attributed to: (i) a 39.1% or R$7,653 million decrease in operating income before tax to R$11,922 million in the year ended December 31, 2023 from R$19,575 million in the year ended December 31, 2022, which was primarily due an increase in net provisions of R$3,209 million, or 264.0%, to R$4,424 million in the year ended December 31, 2023 from R$1,215 million in the year ended December 31, 2022; and (ii) other events that reduced the amount of corporate taxes, such as increased interest on capital, which led to an increase of 12.63%, or R$298 million, to R$2,660 million in the year ended December 31, 2023 from R$2,362 million in the year ended December 31, 2022.

Results of Operations by Segment for the Years Ended December 31, 2024, 2023 and 2022

The following tables show our results of operations for the years ended December 31, 2024, 2023 and 2022, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022

	(in millions of R$, except percentages)
Net interest income	51,563	44,652	45,618	15.5	(2.1)
Income from equity instruments	5	4	11	45.4	(68.7)
Income from companies accounted for by the equity method	259	185	148	40.3	25.2
Net fee and commission income	14,944	13,270	12,539	12.6	5.8
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(1,488)	(1,125)	(360)	32.2	212.3
Other operating income (expenses)	(480)	(596)	(718)	(19.5)	(17.0)
Total income	64,804	56,389	57,237	14.9	(1.5)
Personnel expenses	(10,534)	(9,754)	(8,986)	8.0	8.5
Other administrative expenses	(7,836)	(7,867)	(7,571)	(0.4)	3.9
Administrative expenses	(18,370)	(17,621)	(16,557)	4.3	6.4
Depreciation and amortization	(2,599)	(2,621)	(2,480)	(0.8)	5.7
Provisions (net)	(4,583)	(4,404)	(1,208)	4.0	264.7
Impairment losses on financial assets (net)	(28,451)	(26,583)	(23,683)	7.0	12.2
Impairment losses on other assets (net)	(253)	(250)	(160)	1.0	55.8
Other nonfinancial gain (losses)	1,912	1,044	131	83.2	693.7
Operating income before tax	12,461	5,953	13,281	109.3	(55.2)

2024 and 2023

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2024, was R$12,461 million, an increase of R$6,508 million from R$5,953 million for the year ended December 31, 2023.

This variation was mainly due to:

•	an increase of R$6.9 billion in net interest income representing a 15.5% increase compared to the year ended December 31, 2023; and
•	an increase of R$1.6 billion in net fee income, representing a 12.6% increase compared to the year ended December 31, 2023.

2023 and 2022

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2023, was R$5,953 million, a R$7,328 million decrease from R$13,281 million for the year ended December 31, 2022.

This variation was mainly due to:

•	an increase of R$3.2 billion in legal provisions, representing a 264.7% increase compared to the year ended December 31, 2022;
•	an increase of R$2.9 billion in impairment losses on financial assets (net), representing a 12.2% increase compared to the year ended December 31, 2022, mainly due to an increase in the credit portfolio driven by individual and consumer finance customer portfolios; and
•	a decrease in net interest income driven by our selective credit strategy in the year ended December 31, 2023 compared to the year ended December 31, 2022.

Global Wholesale Banking

	For the Year Ended December 31,
	2024	2023	2022	% Change 2024/2023	% Change 2023/2022

	(in millions of R$, except percentages)
Net interest income	5,115	2,232	1,885	129.2	18.4
Income from equity instruments	79	19	27	320.8	(30.4)
Income from companies accounted for by the equity method	54	54	52	(1.3)	5.5
Net fee and commission income	2,262	2,370	2,337	(4.6)	1.4
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,617	4,920	5,060	(67.1)	(2.8)
Other operating income (expenses)	(172)	(120)	(123)	43.8	(2.2)
Total income	8,954	9,476	9,238	(5.5)	2.6
Administrative expenses	(2,047)	(1,942)	(1,683)	5.4	15.4
Personnel expenses	(1,064)	(1,060)	(911)	0.4	16.3
Other administrative expenses	(983)	(882)	(772)	11.4	14.3
Depreciation and amortization	(132)	(120)	(106)	10.3	13.0
Provisions (net)	(12)	(20)	(8)	(37.6)	151.3
Impairment losses on financial assets (net)	(33)	(1,425)	(1,146)	(97.7)	24.4
Impairment losses on other assets (net)	—	—	(1)	(148.8)	(86.5)
Operating income before tax	6,730	5,969	6,294	12.7	(5.2)

2024 and 2023

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2024, was R$6,730 million, an increase of R$761 million, or 12.7%, from R$5,969 million for the year ended December 31, 2023, which was primarily due to (i) a decrease in impairment losses on financial assets (net) mainly driven by a specific case of a large customer in our wholesale segment.

2023 and 2022

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2023, was R$5,969 million, a 5.2% or R$325 million decrease from R$6,294 million for the year ended December 31, 2022, which was primarily due to (i) an increase in administrative expenses and (ii) an increase in impairment losses on financial assets (net) mainly driven by an increase in provisions as a result of a specific case of a large customer in our wholesale segment.

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

For further information, see notes 16, 17, 18, 19 and 20 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2024	2023	2022

	(in millions of R$)
Customer deposits	605,068	583,221	489,953
Current accounts	41,297	36,599	26,607
Savings accounts	57,369	58,075	60,171
Time deposits	425,287	390,497	339,943
Repurchase agreements	81,115	98,049	63,232
Backed operations with Private Securities(1)	13,688	21,551	17,309
Backed operations with Public Securities	67,426	76,499	45,923
Deposits from credit institutions	158,565	118,512	116,079
Deposits on demand	859	5,100	3,521
Time deposits(2)	126,588	95,290	87,824
Repurchase agreements	31,119	18,122	24,734
Backed operations with Private Securities(1)	14	63	70
Backed operations with Public Securities	31,105	18,059	24,664
Total deposits	763,634	701,733	606,033
Liabilities arising from securities(3)	139,678	130,383	116,042
Agribusiness Credit Notes	32,447	36,423	24,045
Treasury Bills	24,516	22,729	33,713
Real Estate Credit Notes	62,864	57,619	43,776
Bonds and other securities	19,851	13,612	14,508
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	23,138	19,627	19,538
Total Funding	926,450	851,743	741,613

(1)	Refers primarily to repurchase agreements backed by debentures.
(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.
(3)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2024, 2023 and 2022 reflect this change.

Deposits

Customer Deposits

Our balance of customer deposits was R$605.1 billion on December 31, 2024, R$583.2 billion on December 31, 2023, and R$490.0 billion on December 31, 2022, representing 65.3%, 68.5% and 66.1% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$41.3 billion on December 31, 2024, R$36.6 billion on December 31, 2023 and R$26.6 billion on December 31, 2022, representing 5.4%, 5.2% and 4.4% of total deposits, respectively.

Savings Accounts

Our balance of savings accounts was R$57.4 billion on December 31, 2024, R$58.1 billion on December 31, 2023, and R$60.2 billion on December 31, 2022, representing 7.5%, 8.3% and 9.9% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$425.3 billion on December 31, 2024, R$390.5 billion on December 31, 2023, and R$339.9 billion on December 31, 2022, representing 55.7%, 55.6% and 56.1% of total deposits, respectively.

Customer Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements decreased to R$81.1 billion on December 31, 2024, from R$98.0 billion on December 31, 2023, and R$63.2 billion on December 31, 2022, representing 10.6%, 14.0% and 10.4% of total deposits, respectively.

Deposits from Credit Institutions

Our balance of deposits from credit institutions was R$158.6 billion on December 31, 2024, R$118.5 billion on December 31, 2023 and R$116.1 billion on December 31, 2022, representing 20.8%, 16.9% and 19.2% of total deposits, respectively.

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

Other Funding

Liabilities arising from securities

Our balance of liabilities arising from securities was R$139.7 billion on December 31, 2024, R$130.4 billion on December 31, 2023, and R$116.0 billion on December 31, 2022, representing 15.1%, 15.3%, and 15.6% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$32.4 billion on December 31, 2024, R$36.4 billion on December 31, 2023 and R$24.0 billion on December 31, 2022.

Treasury bills (Letras Financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the regulatory capital, pursuant to CMN Resolution No. 5,007, of March 24, 2022, with a minimum term of 24 months and minimum amounts of R$300,000 for subordinated transactions and R$50,000 for senior transactions. Our balance of treasury bills totaled R$24.5 billion on December 31, 2024, a 7.9% increase from R$22.7 billion on December 31, 2023.

Real estate credit notes (Letras de Crédito Imobiliário) increased by 9.1%, from R$57.6 billion on December 31, 2023, to R$62.9 billion on December 31, 2024.

We undertake issuances of securities, including under our Global Medium Term Notes Program. Our balance of bonds and other securities was R$19.9 billion on December 31, 2024, and R$13.6 billion on December 31, 2023. This change was principally due to favorable market conditions.

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

Furthermore, on November 8, 2024, Santander Brasil also exercised its option to repurchase certain Tier 1 debt instruments issued in 2018 in the amount of U.S.$1.25 billion. In their place to comprise our Tier 1 regulatory capital, Santander Brasil issued subordinated financial bills in the total amount of R$7.6 billion. These new financial bills are perpetual with a repurchase clause exercisable as from five years of their issuance, in accordance with the applicable regulations.

As of December 31, 2024, the balance for both Tier 1 and Tier 2 debt instruments was R$23.1 billion compared to R$19.6 billion as of December 31, 2023.

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

Contractual Obligations

Our contractual obligations as of December 31, 2024 are summarized as follows:

	As of December 31, 2024
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in millions of R$)
Contractual Obligations
Customer deposits	605,068	499,014	46,522	59,475	57
Marketable debt securities(1)	139,678	27,023	42,216	55,261	15,177
Debt Instruments Eligible to Compose Capital(2)	23,138	—	—	—	23,138
Deposits from credit institutions(3)	158,565	142,625	12,939	2,038	963
Total	926,450	668,662	101,677	116,774	39,336

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2024, 2023 and 2022 reflect this change.
(2)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5. Operating And Financial Review And Prospects—A. Operating Results.”
(3)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2024 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts payable on derivative contracts as they are dependent on changes in financial markets. The net fair value position of our derivative contracts as of December 31, 2024 reflected assets of R$796 million, compared to assets of R$4,354 million as of December 31, 2023.

In addition, we lease several properties under standard lease contracts, which can be cancelled or renewed at our option and include escalation clauses. The total future minimum payments of non-cancelable operating leases as of December 31, 2024 was R$3,343 million. From this total, R$1,578 million matures in up to one year, R$1,743 million matures from one year to up to five years and R$22 million matures after five years. We have no contracts with indeterminate maturities.

5C. Research and Development, Patents and Licenses, etc.

We do not have any policy or significant project involving research and development, and we do not own patents or patents licenses, bearing in mind that we only have licenses involving trademarks.

5D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	economic and political crisis in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the Brazilian administration that took office on January 1, 2023, may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses increase;
•	a global economic downturn as a result of pandemics, epidemics or outbreaks of infectious diseases, or instability or conflicts (including the ongoing war between Russia and Ukraine and the war in the Middle East, or the general economic and business conditions in Brazil, Latin America and globally), can have an adverse effect on the global market and economy, including Brazil. It may decrease the interest of investors in Brazilian assets, in addition to making it difficult for us to access the capital markets and finance our operations, including on acceptable terms;
•	uncertainties regarding the political scenario for 2025, increased volatility in economic indicators and deceleration in growth rates may negatively affect our strategic plan, with impacts on our profitability, asset quality, portfolio expansion and financing conditions;
•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
•	continued market volatility and instability that could affect our revenues;
•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others, which could affect our margins and/or growth in lending activities;
•	regulatory capital changes toward more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;
•	decreased liquidity in domestic capital markets;
•	changes in taxes or other fiscal assessments that could decrease our profitability;
•	exchange rate volatility and exchange rate controls that could have an adverse impact on international investors;
•	our ability to protect ourselves against cybersecurity risks;
•	the effects of climate change, including transition risks, physical risks and other risks that could adversely affect us; and

•	our dependence on the proper functioning of information technology systems.

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

5E. Critical Accounting Estimates

Our financial statements are presented in IFRS as issued by the IASB. For summary information about critical judgments, assumptions and estimation uncertainties in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, see “—A. Operating Results—Principal Factors Affecting Our Financial Condition and Results of Operations—Critical Accounting Policies” and notes 1(c) and 2 to our audited consolidated financial statements included elsewhere in this annual report.

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

Our board of executive officers comprises a minimum of two members and a maximum of 75 members, one of them being appointed as the Chief Executive Officer, and the others may be appointed as senior vice president executive officers, vice president executive officers, investor relations officers, executive officers and officers without specific designations. Some of our executive officers are also members of the boards of executive officers and/or boards of directors of our subsidiaries. Currently our Chief Risk Officer position is being filled in on an interim basis by one of our vice president executive officers pursuant to a decision of our board of directors at a meeting held on February 28, 2025.

Pursuant to Brazilian law, the election of each member of the board of directors and board of executive officers must be approved by the Brazilian Central Bank.

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Deborah Stern Vieitas	Independent Chairwoman	August 21, 1957
Javier Maldonado Trinchant	Vice Chairman	July 11, 1962
Cristiana Almeida Pipponzi	Independent Member	December 22, 1974
Deborah Patricia Wright	Independent Member	September 4, 1957
Ede Ilson Viani	Member	September 5, 1967
Cristina San Jose Brosa	Member	June 16, 1978
José de Paiva Ferreira	Independent Member	March 1, 1959
Marília Artimonte Rocca	Independent Member	January 31, 1973
Mario Roberto Opice Leão	Member	July 21, 1975
Pedro Augusto de Melo	Independent Member	November 4, 1961
Vanessa de Souza Lobato Barbosa	Member	December 24, 1968

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Mario Roberto Opice Leão	Chief Executive Officer	July 21, 1975
Gustavo Alejo Viviani	Vice President Executive Officer and Investor Relations Officer	August 26, 1975
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Carlos José da Costa André	Vice President Executive Officer	August 9, 1963
Ede Ilson Viani	Vice President Executive Officer	September 5, 1967
Germanuela De Almeida De Abreu	Vice President Executive Officer	December 6, 1975
Gilberto Duarte de Abreu Filho	Vice President Executive Officer	August 7, 1973
Luis Guilherme Mattos de Oliem Bittencourt	Vice President Executive Officer	December 4, 1973
Maria Teresa Mauricio da Rocha Pereira Leite	Vice President Executive Officer	June 21, 1967
Maria Elena Lanciego Perez	Vice President Executive Officer	September 15, 1969
Renato Ejnisman	Vice President Executive Officer	February 12, 1970
Alessandro Chagas Farias	Officer	February 19, 1982
Alexandre Guimarães Soares	Officer	August 27, 1969
Alexandre Teixeira de Araujo	Officer	May 26, 1971
Ana Paula Vitali Janes Vescovi	Officer	April 8, 1969
André Juaçaba de Almeida	Officer	September 27, 1974
Camila Stolf Toledo	Officer	July 23, 1979
Carlos Aguiar Neto	Officer	March 5, 1971
Celso Mateus de Queiroz	Officer	September 19, 1974
Cezar Augusto Janikian	Officer	January 7, 1974
Claudenice Lopes Duarte	Officer	July 25, 1972
Claudia Chaves Sampaio	Officer	December 6, 1982
Daniel Mendonça Pareto	Officer	July 4, 1978
Eduardo Alvarez Garrido	Officer	July 6, 1973

Name	Position	Date of Birth
Eduardo Luis Sasaki	Officer	March 3, 1974
Enrique César Suárez Fragata Lopes	Officer	September 20, 1983
Franco Luigi Fasoli	Officer	September 18, 1975
Geraldo José Rodrigues Alckmin Neto	Officer	September 8, 1981
Gustavo de Sousa Santos	Officer	November 3, 1982
Izabella Ferreira Costa Belisario	Officer	February 8, 1982
Jean Paulo Kambourakis	Officer	May 9, 1980
Leonardo Mendes Cabral	Officer	June 25, 1980
Luciana de Aguiar Barros	Officer	January 3, 1980
Marcelo Aleixo	Officer	January 30, 1967
Marcos Jose Maia da Silva	Officer	March 29, 1971
Mariana Cahen Margulies	Officer	October 18, 1980
Marilize Ferrazza Santinoni	Officer	November 20, 1965
Michele Soares Ishii	Officer	October 11, 1978
Paulo César Ferreira de Lima Alves	Officer	October 18, 1968
Paulo Fernando Alves Lima	Officer	April 5, 1976
Paulo Sérgio Duailibi	Officer	September 28, 1966
Rafael Abujamra Kappaz	Officer	October 12, 1980
Ramon Sanchez Santiago	Officer	May 25, 1969
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Ricardo de Oliveira Contrucci	Officer	May 12, 1975
Ricardo Olivare de Magalhães	Officer	January 26, 1979
Richard Flavio Da Silva	Officer	June 3, 1976
Robson de Souza Rezende	Officer	January 24, 1967
Rudolf Gschliffner	Officer	September 20, 1983
Sandro Kohler Marcondes	Officer	April 16, 1964
Sandro Mazerino Sobral	Officer	February 24, 1975
Thomaz Antonio Licarião Rocha	Officer	March 2, 1977
Vanessa Alessi Manzi	Officer	May 12, 1975
Vitor Ohtsuki	Officer	June 5, 1977

Below are the biographies of the members of our (i) Board of Directors, which were elected at the Shareholders’ Meetings held on April 28, 2023 (election of all members except Cristiana Almeida Pipponzi, Vanessa de Souza Lobato Barbosa and Javier Maldonado Trinchant), June 30, 2023 (election of Cristiana Almeida Pipponzi), April 26, 2024 (election of Vanessa de Souza Lobato Barbosa) and August 30, 2024 (election of Javier Maldonado Trinchant); and (ii) our Board of Executive Officers, as elected at the Board of Directors meetings held on May 12, 2023 (election of all members except Leonardo Mendes Cabral, Alessandro Chagas Farias, Alexandre Teixeira de Araujo, Cezar Augusto Janikian,Camila Stolf Toledo, Claudia Chaves Sampaio, Eduardo Alvarez Garrido, Eduardo Luis Sasaki, Enrique Cesar Suarez Fragata Lopes, Gustavo de Sousa Santos, Izabella Ferreira Costa Belisario, Rafael Abujamra Kappaz, Marcelo Aleixo, Marcos Jose Maia da Silva, Maria Elena Lanciego Perez, Mariana Cahen Margulies, Michele Soares Ishii,Ricardo de Oliveira Contrucci and Rudolf Gschliffner), July 3, 2023 (election of Leonardo Mendes Cabral), August 21, 2023 (change of position of Germanuela De Almeida De Abreu from the position of Officer to the position of Vice President Executive Officer), December 14, 2023 (change of position of Luis Guilherme Mattos de Oliem Bittencourt from the position of Officer to the position of Vice President Executive Officer), January 2, 2024 (election of Alessandro Chagas Farias, Alexandre Teixeira de Araujo, Cezar Augusto Janikian, Claudia Chaves Sampaio, Eduardo Alvarez Garrido, Eduardo Luis Sasaki, Enrique Cesar Suarez Fragata Lopes, Gustavo de Sousa Santos, Izabella Ferreira Costa Belisario and Rafael Abujamra Kappaz), March 6, 2024 (election of Maria Elena Lanciego) and January 2, 2025 (election of Camila Stolf Toledo, Marcelo Aleixo, Marcos Jose Maia da Silva, Mariana Cahen Margulies, Michele Soares Ishii,Ricardo de Oliveira Contrucci and Rudolf Gschliffner).

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

Cristina San Jose Brosa. Mrs. San Jose is Spanish and was born on June 16, 1978. She has a BA in Mathematics from the University of Zaragoza and an MBA in Finance from New York University. Mrs. San Jose joined the Santander Group in 2015 and currently has the role of Chief Data Officer of the Santander Group, where she leads the Data Management & Governance department and the Machine Learning Lab. Before joining the Santander Group, Mrs. San Jose was a leading partner at the McKinsey & Company Global Machine Learning Hub.

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

Deborah Patricia Wright. Ms. Wright is Brazilian and was born on September 4, 1957. She holds a degree in Business Administration from the School of Business Administration in São Paulo (EAESP-FGV). Ms. Wright began her career in 1980 in the Marketing Department at Kibon, where she remained until 1989. In 1989, she joined Unilever as Marketing Manager and worked in the food division. In 1991, she returned to Kibon as Director of Marketing, becoming Vice President Commercial in 1994. In 1995, she became General Manager of Kraft Suchard Foods. In 1997, she took over as General Manager of Kibon. At ICI / Paints, she was General Manager of Tintas Coral Brasil from 1997 to 1999 and later Regional Manager of ICI. She was also General Manager of Parmalat Brasil in 1999, and Chief Executive Officer of the Internet Division of Grupo Pão de Açúcar from 2000 to 2001. From 2002 to 2007, she was Corporate Vice President / Commercial Vice President of Sales and Abril Group’s Corporate Marketing. From 2009 to 2010, she was Chief Executive Officer / Country Manager at Ipsos Brasil, a market research company. She has served as an Advisor since 2001. From 2001 to 2005 she served on the Board of Directors of Graded – The American School of São Paulo. From 2005 to 2006, she was a Counselor for CONAR (Brazilian National Council for Self-Regulation in Advertising). From 2008 to 2009, she was a member of the Board of Directors of Hospital Samaritano de São Paulo. From 2008 to 2014, she was a Director at Lojas Renner, a publicly traded Brazilian company specializing in clothing retail, as well as President of the Sustainability Committee from 2012 to 2014. From 2013 to 2016, she was a member of the Advisory Board of Eurofarma, the fourth largest Brazilian pharmaceutical company, still privately held and not listed on the stock exchange. Currently, she is associated with the following entities: she co-founded the Brazilian subsidiary of the WCD Group (Women Corporate Directors) in 2010; she is a coordinator of the IBGC Strategy Commission, where she leads a DEI (Diversity, Equity and Inclusion) working and study group; and she is an ambassador for the 30% Club and WOB (Women on Boards) and has been involved in gender diversity advocacy for over a decade. In addition, she is an independent member of the Board of Directors, a member of the nomination and governance committee and chair of the Compensation Committee of Santander Brasil.

Ede Ilson Viani. Mr. Viani is Brazilian and was born on September 5, 1967. He holds a degree in Accounting and an MBA in Finance from IBMEC Instituto Brasileiro de Mercado de Capitais. He was an auditor at Banco Itaú S.A. from 1986 to 1990 and worked at BankBoston S.A for 16 years as a Senior Auditor, Credit Risk Management Superintendent, Head of Local Currency Loans and Head of the Small Business Segment. He joined Santander Brasil in 2007 as Small & Medium Companies Director and from July 2010 to 2014 was Retail Banking Risk Management Officer. From 2014, he acted as the Officer responsible for Small & Middle, Government & Institution and Agribusiness and after that as Retail Banking Network Officer up to December 2019, when he was promoted and became Technology & Operations Vice President. Since June 2023, he has also been a member of the Board of Directors of Banco Santander (Brasil) S.A. Starting in 2024 he became responsible for the Retail & SMEs Banking area of Banco Santander (Brasil) S.A as one of our Vice Presidente Officers.

Javier Maldonado Trinchant. Mr. Maldonado is Spanish and was born on July 11, 1962. He has a law degree from UNED University and a master’s in law degree from Northwestern University. Mr. Maldonado joined the Santander Group in 1995 as head of the International Legal division of Banco Santander de Negocios, S.A. Currently, Mr. Maldonado is Global Head of Strategic Projects and Group Real Estate Assets at Banco Santander, S.A. Mr. Maldonado has held numerous management positions in the Santander Group, including Senior Executive Vice President, Global Head of Cost Control, Head of the General Directorate for Coordination and Control of Regulatory Projects in the Risk Divisions, and Executive Committee Director and Head of Internal Control and Corporate Development for Santander UK. Mr. Maldonado served on the Board of Alawwal Bank (formerly known as the Saudi Hollandi Bank Riyadh) from 2008 to 2019. He practiced corporate and international law for thirteen years and previously was an attorney with Baker & McKenzie and Corporate and International Law Department Head at J.Y. Hernandez- Canut Law Firm. On January 1, 2025, Mr. Maldonado became the Vice President of our Board of Directors.

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

Mario Roberto Opice Leão. Mr. Opice Leão is Brazilian and was born on July 21, 1975. He holds a degree in production engineering from the Escola Politécnica of the Universidade de São Paulo. He joined Santander Brasil in October 2015 as an Executive Director in Corporate and Investment Banking. In July 2017 he became Executive Vice President of Corporate and SMEs and a member of our Executive Committee. Since January 2022 he has acted as Chief Executive Officer of Santander Brasil. Before joining Santander Brasil, he was a Managing Officer in Capital Markets at Morgan Stanley from 2008 to 2015, worked for Goldman Sachs from 2006 to 2008 and worked for Citibank from 1996 to 2006.

Pedro Augusto de Melo. Mr. de Melo is Brazilian and was born on November 4, 1961. He has a degree in accounting sciences and a postgraduate degree in accounting and financial administration from the São Judas Tadeu Universidade de Ciências Contábeis in São Paulo. On March 2, 2020 he was appointed as CEO of the IBGC. In July 2021, he was appointed to coordinate the Audit Committee of Hospital Sírio Libanês. He developed his career in the Deloitte and KPMG audit areas. From 2008 to 2017, he was CEO of KPMG Brazil, in addition to being the CEO for KPMG South America from 2015. On October 1, 2017, he assumed the roles of COO for South America and Leader of Customers and Markets for South America until he retired from the firm in early 2020. He also actively participated in other levels of Governance at KPMG International, KPMG Americas and KPMG South America. He was Chairman of the Board of Directors of IBRACON – Brazilian Institute of Independent Auditors between 2009 and 2010. He was also a member of the Governance Committee of Amcham Brasil and executive of the Union of Accounting Companies – SESCON. He was CEO of the IBGC from 2020 to 2023. Currently, Mr. de Melo is an independent member of the Board of Directors, and coordinator of the Audit Committee, in addition to having previously been coordinator of the Risk and Compliance Committee, and member of the Nomination, Governance and Remuneration Committees of Santander Brasil.

Vanessa de Souza Lobato Barbosa. Mrs. Lobato is Brazilian and was born on December 24, 1968. She holds a bachelor’s degree in Business Administration from Pontifícia Universidade Católica de Minas Gerais, and a specialization degree in Marketing at Universidade Federal de Minas Gerais. From 1990 to 1995 she served as Marketing Local Manager at Banco Nacional, with responsibility for the sponsorship budget and micro marketing activities focused on the retail network. She also worked at Unibanco, in Recife, from 1995 to 1999, where she was responsible for different branches in the city of Recife. In 1999 she started at Santander Brasil, where she worked as General Manager of the Recife branch office. From 2001 to 2006 she served as Local Superintendent, where she was responsible for one of the Retail’s Locals, with head office in Belo Horizonte, covering the states of Minas Gerais, Goiás, as well as Brasília, and the states of the Northeast region of Brazil. From 2006 to 2013, Ms. Lobato became an Executive Superintendent of our branch network, with responsibility for one of our retail branches in Brazil, specifically the “SPI Centro Sul” branch based in Campinas, State of São Paulo, covering important cities such as: Campinas, Jundiaí, Sorocaba, Piracicaba, Limeira and Americana, totaling 258 branches in 94 cities. From 2013 to 2022, she served as Executive Vice President of the Company in the vice presidency of human resources, and from 2022 to 2024 as responsible for the vice presidency of Retail. In April 2024, she was elected as a member of our Board of Directors.

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

Carlos José da Costa André. Mr. da Costa André is Brazilian and was born on August 9, 1963. He holds a degree in production engineering from the Federal University of Rio de Janeiro and an MBA in finance from IBMEC/RJ. Before joining Santander Brasil in 2021, Mr. da Costa André held positions in the management area at Banco do Brasil, occupying the position of Vice President of Finance and Investor Relations at Banco do Brasil S.A. between 2020 and 2021. Mr da Costa André is the President of the National Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais — ANBIMA) since May 2022. As one of our Executive Vice Presidents, Mr. da Costa André is responsible for the Wealth Management area.

Ede Ilson Viani. See “—Members of the Board of Directors.”

Germanuela de Almeida de Abreu. Mrs. de Abreu is Venezuelan and was born on December 6, 1975. She holds a degree in Economics from Universidad Católica Andrés Bello – Caracas/Venezuela with an MBA in Human Resources from USP (Universidade de São Paulo – São Paulo). She completed the Development Program for Board Members by Fundação Dom Cabral. She served at Banco da Venezuela (Grupo Santander Caracas) as Senior Risk Analyst from 1999 to 2001. At Santander Brasil, she was Senior Sales Support Manager between 2001 and 2002, Human Resources Training Consultant between 2002 and 2003, HR Risk Consultant between 2003 and 2006, Executive Manager of HR between 2006 and 2008 and Superintendent of Human Resources between 2008 and 2013. At Banco Santander Brasil S.A. she served as Executive Superintendent between 2013 to 2018, responsible for the strategy of Performance Management, Career, Compensation, Benefits and Budget and Expenditure Management for the Bank and, in 2018, she was elected Officer HR. Since 2023 she is the Vice President of People & Ombudsman area of Banco Santander (Brasil) S.A.

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

Luis Guilherme Mattos de Oliem Bittencourt. Mr. Mattos de Oliem Bittencourt holds a degree in Computer Engineering from Unicamp, a specialization degree in business administration from FGV/SP and a master of science in Management of Technology (MOT) from MIT Sloan. He began his career as a trainee in technology at Banco Itaú in 1997 where he stayed until 2010, working with CRM, digital channels and intelligence, and worked at the retail unit of HSBC in Brazil as head of digital channels, CRM and strategic intelligence until 2012. At Santander Brasil since 2013, he worked in retail for eight years, leading CRM, digital channels, commercial intelligence, customer service, CFO and trade marketing areas. In the technology area since 2021 as CIO. Since 2024 Mr. Bittencourt is the Executive Vice-President responsible for the Technology and Operations Area.

Maria Elena Lanciego Perez. Mrs. Lanciego is Spanish and was born on September 15, 1969. She graduated from the University of Salamanca in Economics and Business Management – Financial Audit and Consulting. She completed a number of courses in management, as well as post-graduate studies at Stanford and Helsinki universities. She holds an MBA from DEUSTO Business School and Adolfo Ibañez School of Management. Her entire professional carrier has been with the Santander Group, which she joined in 1993. Her vast professional experience has been gained in six Global Divisions of Santander Group: internal audit, international private banking, asset management & insurance, global corporate and investment banking, commercial division, consumer banking, strategy and corporate development. She has performed both control functions (risk management, compliance, financial control) and business roles (in segments such as Select, Affluent, Private Banking, Commercial Banking and Corporate and Investment Banking) and well as functions related to strategic planning and transformation. At Santander Brasil she serves as Executive Vice President responsible for the Finance and Strategy departments.

Maria Teresa Mauricio da Rocha Pereira Leite. Ms. Leite is Brazilian, born on June 21, 1967. She graduated in Business Administration from Fundação Armando Alvares Penteado, with subsequent specializations from Fundação Dom Cabral, Kellogg School of Management, and INSEAD. With extensive experience in global financial institutions in Brazil and the United Kingdom, she has over 20 years in leadership positions, having been the CEO of Deutsche Bank in Brazil before joining Santander in 2021 as a statutory officer in the Commercial Bank. Since 2022, she has been the Executive Vice President of Institutional Affairs and is a member of the Executive Committee.

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

Alessandro Chagas Farias. Mr. Chagas is Brazilian, born on 19 February 1982. He has a bachelor’s degree in business management from the Federal University of Rio de Janeiro, an MBA from Fundação Getulio Vargas and a Master’s in Advanced Finance from IE Business School. He started his career at Santander in 2011 in Sales and Trading (SCIB) where he was responsible for the structuring and product desks. In 2020, he moved to Technology and Operations to lead the digital transformation in Santander Investments, Insurance and Markets landscape. Since January 2024, he has been leading the investment business across the bank in the Wealth Management division.

Alexandre Guimarães Soares. Mr. Soares is Brazilian, born on August 27, 1969. He has a degree in engineering from Escola Mauá de Engenharia and an extension degree in economics from the Faculdade de Economia e Administração / USP and a postgraduate degree in marketing from Escola Superior de Propaganda and Marketing. Before joining Santander Brasil, Mr. Soares held management positions at Banco Safra, BankBoston Banco Múltiplo S.A and Banco Real S.A. He is a member of Nuclea’s risk and compliance committee, alternate member of Nuclea’s deliberative board and full member of the board of TECBAN – Banking Technology. As one of our officers, Mr. Soares is responsible for Manufacturing in the Vice Presidency of Technology & Operations and CEO of TOOLS Digital Services, a wholly owned subsidiary of Banco Santander Brasil, responsible for shared service centers for the Bank and other group companies in Brazil.

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

Ana Paula Vitali Janes Vescovi. Mrs. Vescovi is Brazilian and was born on April 8, 1969. She graduated in Economics from Universidade Federal do Espírito Santo, received a Master in Public Administration from the Brazilian School of Public Administration at Fundação Getúlio Vargas in Rio de Janeiro, a Master in Public Sector Economics from Universidade de Brasilia and a postgraduate in Public Policies and Government Management from the National School of Public Administration. Since 1999, she has worked in public service, with an emphasis on fiscal and financial management and public policies, with executive experience in the three spheres of government. She served as Chairman of the board of directors of Banco do Estado do Espírito Santo – BANESTES, Instituto de Resseguros do Brasil and Caixa Econômica Federal, and member of the Board of Directors of Eletrobras. Nowadays, she serves as a member of the Board of Directors of Ultrapar. She held the positions of Secretary of the National Treasury and Executive Secretary at the Ministry of Economy, between 2016 and 2018. As one of our officers, she is responsible for the macroeconomic research area.

André Juaçaba de Almeida. Mr. Almeida is Brazilian, born on September 27, 1974. He holds a degree in economic sciences from Universidade Candido Mendes. Prior to joining Santander Brasil, Mr. Almeida held positions in structured transactions at Citibank and at Goldman Sachs in the commercial area of Foreign Exchange Derivatives, Interest and Commodities. As one of our officers, Mr. Almeida is responsible for the relationships with large corporates – Banking, within the Corporate & Investment Banking division.

Camila Stolf Toledo. Mrs. Toledo is Brazilian and was born on July 23, 1979. She has a degree in administration from Fundação Getúlio Vargas. Working at Santander Brasil since 2018, she held the position of statutory officer at Santander Corretora de Câmbio e Valores Mobiliários S.A. and since 2023 she has served as Head of Investor Relations and Market Intelligence at the Bank.

Carlos Aguiar Neto. Mr. Aguiar is Brazilian and was born on March 5, 1971. He holds a degree in Electrical Engineering from Fundação Armando Alvares Penteado with specialization in Business Administration from Fundação Getúlio Vargas. From 1996 to 2007, he worked as Treasurer of Cargill Agrícola S.A., officer of Cargill Previdência and Executive Officer of Banco Cargill S/A. From 2007 to 2010, he was CFO and Investor Relations at BrasilAgro – Cia Brasileira de Propriedades Agrícolas S.A. From 2010 to 2015, he was CEO at Macquarie Crop Partners LP at Macquarie Bank, responsible for funds that invest in farms and grain production in Brazil and Australia. Mr. Aguiar is also an Executive Officer of ABAG (Associação Brasileira do Agronegócio), a member of COSAG (Conselho Superior do Agronegócio da Fiesp) and a member of FEBRABAN (Federação Brasileira de Bancos) on the Rural Credit Sector Commission. Since 2015, he has been responsible for the agribusiness area of Santander Brasil. He is also an Executive Officer of Banco Bandepe S.A.

Celso Mateus de Queiroz. Mr. Queiroz is Brazilian, born on September 19, 1974. He holds a degree in Business Administration from UNIB – Universidade Ibirapuera and a postgraduate degree in marketing administration from Fundação Armando Alvares Penteado, an MBA in business management from Fundação Getúlio Vargas and an MBA in Business Management from INSPER. Prior to joining Santander Brasil, Mr. Queiroz held management positions at Banco Real S.A. As one of our officers, Mr. Queiroz is responsible for the group’s subsidiary, SANB Promotora de Vendas e Cobrança.

Cezar Augusto Janikian. Mr. Janikian is Brazilian, born on January 7, 1974. He graduated in Economics from Universidade Mackenzie and has a postgraduate degree in Business Administration from Fundação Getulio Vargas in São Paulo. He began his career at ABN Real S.A., moving to the Santander conglomerate in August 2009. He was CEO of Banco Hyundai Capital Brasil between 2019 and January 2022. He currently serves as a member of the Board of Directors of Banco Hyundai Capital Brasil S.A., CAR10 Tecnologia e Informação S.A., Loop Gestão de Pátios S.A., Santander Auto S.A. and Webmotors S.A., and acts as a member of the Board of Directors and also Executive Officer of Banco RCI Brasil S.A. and Solution 4Fleet Consultoria Empresarial S.A.

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

Claudia Chaves Sampaio. Ms. Sampaio is Brazilian and was born on December 6, 1982. She has a degree in management from FIEO and an MBA in finance from Fundação Getúlio Vargas. She has been at Santander Brasil since 2007, working in business areas such as Consumer Finance, Retail and Cards. She was a Manager at Santander Consórcios between 2022 and 2024. Currently, Ms. Sampaio is responsible for multichannel management for the Bank.

Daniel Mendonça Pareto. Mr. Pareto is Brazilian and was born on July 4, 1978. He graduated in Law from the Federal University of Rio de Janeiro. Between 2001 and 2006 he was a lawyer at Companhia Distribuidora de Gás do Rio de Janeiro – CEG and between 2008 and 2015 he was part of the legal department of SulAmérica S.A. occupying the positions of Corporate Governance Consultant, Manager and later Legal Superintendent, responsible for Corporate Legal, Legal M&A and Corporate Governance, as well as Head of Compliance between 2013 and 2015. At Santander Brasil since 2015, he has been a member of Santander Brasil’s Board of Officers since 2023, being responsible for Corporate Legal (Contracts, Consulting, Corporate and Governance). Between 2021 and 2022 he was president of the Board of Directors of Toro CTVM. Since December 2023, he has been a member of the Board of Directors of CSD BR – Registradora.

Eduardo Alvarez Garrido. Mr. Garrido is Spanish and was born on July 6, 1973. He earned a double degree in law and business administration from the Universidad Pontificia Comillas in Madrid. He worked as a strategy consultant and as an executive of private equity funds. During his first tenure at Santander Brasil (2007-2014), he was Head of the Consumer Finance unit and later senior head in the Retail Banking unit. After returning to Santander Brasil in 2022, he became senior head of strategy. Currently, as one of our executive officers, he is responsible for the Subsidiaries, Innovation and NPS area.

Eduardo Luis Sasaki. Mr. Sasaki is Brazilian and was born on March 3, 1974. He has a degree in Production Engineering from FEI and a postgraduate degree in Business Administration from Fundação Getúlio Vargas. At Santander Brasil since 2018 he was Executive Superintendent of the Data & Analytics area, responsible for accelerating the intensive use of the Bank’s data environment by the business areas.

Enrique César Suárez Fragata Lopes. Mr. Lopes is Brazilian, born on September 20, 1983. He holds a degree in Computer Science from the Federal University of São Carlos, an MBA from Fundação Getúlio Vargas and a full-time MBA from New York University - Leonard N. Stern School of Business. At Santander Brasil since 2019, he has been Executive Superintendent responsible for the construction of the Remote Channel (and SX Negócios) and is currently the Retail CFO responsible for FP&A, Incentives, Pricing, and Expenses, in addition to SHI (Santander Holding Imobiliária), and a member of the board of directors of Santander Auto.

Franco Luigi Fasoli. Mr. Fasoli is Brazilian and was born on September 18, 1975. He holds a degree in Business Administration from Fundação Armando Alvares Penteado and a postgraduate degree in Financial Economics from Universidade de São Paulo. Working since 1997 with financial institutions, he started his career at Santander Brasil as Senior Manager of Products and Marketing. He worked for 13 years in Argentina, Italy and Spain, being responsible for Multinational Companies and later for Trade Finance & Correspondent Banking & Cash Management for Latin America. Since 2014, back in Brazil, he has been working in the Companies Market and in the Retail Network. As one of our officers, he is currently responsible for the Small & Medium Companies.

Geraldo José Rodrigues Alckmin Neto. Mr. Rodrigues is Brazilian and was born on September 8, 1981 in Pindamonhangaba in the State of São Paulo. He holds a degree in business administration from the Pontifícia Universidade Católica of São Paulo. At Santander Brasil, he has served as executive superintendent since 2013, having been responsible for the Bank’s Insurance business in Brazil, for the individuals Segment area and later for the Bank’s retail operation in the countryside of the State of São Paulo, and in his last responsibility as executive superintendent he led the Digital Business area. Between 2008 and 2013, he was Executive Superintendent of Insurance at Banco Santander Mexico, participating in the “Future Leaders” program. From 2004 to 2008, he served as relationship manager and foreign trade specialist at Santander Brasil. As one of our officers since 2020, he is currently responsible for the Bank’s Individual business and Esfera, Santander's Loyalty company. Prior to that, he was responsible for Retail Investment Distribution and Santander Select.

Gustavo de Sousa Santos. Mr. Santos is Brazilian and was born on November 3, 1982. He has a degree in business administration from Fundação Armando Álvares Penteado and a postgraduate degree in finance from INSPER and an Executive MBA from Fundação Dom Cabral. He began his career at Banco Real, working in the areas of Controllership, Strategy and Finance. At Santander Brasil since 2008, he worked in several areas in Finance, where he was statutory director of Aymoré CFI S.A., and in Retail, as executive superintendent of the areas of Individuals, Digital Business, Remote Channel and CRM. As one of our executive officers, he is currently responsible for the Mass segment. In the Santander Group he also served as a member of the Board of Directors of Webmotors, Banco RCI, Loop and Santander Auto between 2018 and 2020. Currently, Mr. Santos is our officer responsible for the area of Cards and Digital Payments.

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

Jean Paulo Kambourakis. Mr. Kambourakis is Brazilian and was born on May 9, 1980. He has a degree in electrical engineering from the Polytechnic School of the University of São Paulo and in business administration from Fundação Getúlio Vargas. In the financial sector, he began his career at Banco Real, where between 2004 and 2006 he worked on transformation projects. He has been at Santander since 2006, where he also led transformation projects, and dedicated nine years (2011 to 2019) in Expenses and Efficiency, the last four as leader of this topic in the organization. From 2020 to 2023 he was responsible for the Securitization area, developing important results in NPL investments. Since April 2023 he has been the executive officer responsible for the retail bank’s Recoveries and Collections business. Currently, Mr. Kambourakis is responsible for the management control and financing platform.

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

Luciana de Aguiar Barros. Ms. de Aguiar Barros is Brazilian and was born on January 3, 1980. She holds a degree in statistics from the Universidade de Campinas, a postgraduate degree in business administration from Fundação Getúlio Vargas and an MBA in credit risk management from INSPER. She has been a member of the Santander Group since 2010, having several roles in our credit area. As one of our executive officers, Ms. de Aguiar Barros is currently responsible for the Payroll Loans area.

Marcelo Aleixo. Mr. Aleixo is Brazilian and was born on January 30, 1967. He has a degree in administration from Faculdade Integrada Campos Salles and a postgraduate degree in Finance and a master’s degree in Administration from Fundação Getúlio Vargas. At Grupo Santander since 2008, he has worked in several areas of the Bank, and most recently was CEO of Ben Benefícios from 2018 until 2024. He is currently responsible for the Bank’s consortia and capitalization area and also participates on the Board of Directors of Pluxee Brasil.

Marcos Jose Maia da Silva. Mr. Maia is Brazilian and was born on March 29, 1971. He holds a degree in business administration from Faculdade Santanense and an MBA in Finance from the University of São Paulo. With over 30 years at the Santander Group, he has built a career with experience across various areas of the Bank. Most recently, he was the superintendent responsible for Santander Brasil’s call center and has served as CEO of SX Negócios since 2021.

Mariana Cahen Margulies. Mrs. Cahen is Brazilian and was born on October 18, 1980. She has an undergraduate degree in administration from EAESP - Fundação Getúlio Vargas and an MBA from Insead (France). At Grupo Santander since 2008, she has worked in various areas of the Bank, most recently as Executive Superintendent of Equities Brasil, responsible for the business with institutional clients and with responsibility for the equity research area.

Marilize Ferrazza Santinoni. Ms. Santinoni is Brazilian and was born on November 20, 1965. She holds a degree in Business Administration from the Universidade de Ijui in Rio Grande do Sul and an MBA in business management from Fundação Getúlio Vargas, Passo Fund, Rio Grande do Sul. She has been an employee of Santander Brasil since 1984, where she worked at several roles both in Management and Regional Superintendence. Since 2016, she has been acting as Executive Network Superintendent, and currently, as one of our executive officers, she is responsible for the banking network of Paraná and the northern region of Santa Catarina for Santander Brasil.

Michele Soares Ishii. Mrs. Ishii is Brazilian and was born on October 11, 1978. She has a degree in pedagogy from the University of São Paulo and has been at Santander Brasil since 2015, working in the human resources area. She is currently responsible for development, implementation and management of remuneration, performance and people analytics in the People & Culture vice-presidency of Santander Brasil.

Paulo César Ferreira de Lima Alves. Mr. Alves is Brazilian, born on October 18, 1968. He holds a degree in economics from the Universidade de Fortaleza – UNIFOR and a postgraduate degree in Financial Management and Controllership from the Fundação Getúlio Vargas. Prior to joining Santander Brasil, Mr. Alves held management positions at Banco ABN AMRO Real S.A. As one of our officers, he is currently responsible for our banking network in the northeast of Brazil.

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

Paulo Sérgio Duailibi. Mr. Duailibi is Brazilian, born on September 28, 1966. He holds a degree in business administration from the Federal University of Minas Gerais and a master's degree in business administration from Fundação Getúlio Vargas. Before joining Santander Brasil, Mr. Duailibi held management positions at Banco J. Safra S.A., BankBoston Banco Múltiplo S.A and Citibank N.A. He was Vice-President of the Board of Directors and Effective Member of the Deliberative Council of the Associação Brasileira das Empresas de Crédito Imobiliário e Poupança. As one of our officers, Mr. Duailibi is responsible for Products for Legal Entities, such as Cash Management, Loans, Current Accounts, Services and Guarantees, and the Real Estate Business area. He is also Executive Officer of Santander Holding Imobiliária since 2020 and Chief Executive Officer of Santander Leasing S.A Arrendamento Mercantil since April 2024. He is also a member of the Board of Directors of Webmotors S.A, deputy member of Banco RCI Brasil S.A since August 2024 and deputy member of Tecban since April 2024.

Rafael Abujamra Kappaz. Mr. Kappaz is Brazilian, born on October 12, 1980, and has a degree in Civil Engineering from Escola de Engenharia Mauá and a master's degree in Finance from Fundação Getúlio Vargas for Finance and Capital Markets. In a 22-year career at Grupo Santander, he held various positions, including in Madrid and London. At Santander Brasil, he worked in several areas of the bank, such as Asset Management, Banking and Custody and for 10 years he has worked in the Markets department. In 2024, he was appointed as Markets head and treasurer of Santander Brasil.

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

Reginaldo Antonio Ribeiro. Mr. Ribeiro is Brazilian and was born on May 19, 1969. He holds a degree in Economics from the Universidade Estadual de Campinas, an Accounting degree from the Universidade Paulista and an MBA from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras – FIPECAFI of the Universidade de São Paulo. He served for Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001 rendering tax advisory services to Brazilian and multinational entities. He was also a member of the Fiscal Council of Companhia Energética de São Paulo and AES Tietê from 2002 to 2006. As one of our Officers, he is responsible for accounting processes. He also serves as Administrator of Santander Brasil Administradora de Consórcio Ltda. and Summer Empreendimentos Ltda., as Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A., Banco Bandepe S.A., Sancap Investimentos e Participações S.A., Santander Leasing S.A. Arrendamento Mercantil and Santander Global Cards & Digital Solutions Brasil S.A., and as Vice President Officer of Santander Corretora de Seguros, Investimentos e Serviços S.A.

Ricardo de Oliveira Contrucci. Mr. Contrucci is Brazilian and was born on May 12, 1975. He is a Computer Engineer graduated from the Pontifícia Universidade Católica of Paraná. With over 27 years of experience in IT and Internet applications, he has worked at Accenture, Everis, Microsoft, Groupon, ClickBus, and AWS, always in leadership positions. Since 2022, he has been with the Santander Group, where he is responsible for Enterprise Architecture, Technology Strategy, and Culture of Innovation in the VP of Technology & Operations.

Ricardo Olivare de Magalhães. Mr. Olivare is Brazilian and was born on January 26, 1979. He holds a degree in Statistical Mathematics from the Institute of Mathematics and Statistics of the University of São Paulo and holds a Master’s degree in Applied Statistics also from the Institute of Mathematics and Statistics of the University of São Paulo. Has been an employee of Banco Santander (Brasil) S.A. since 2001 and held several positions in the Santander Brasil’s credit area. In 2008 he was CRM Deputy Officer at Banco Santander México and as Officer of Analytical Marketing from 2010. In 2012 he returned to Banco Santander (Brasil) S.A. to assume the position of Executive Superintendent responsible for the credit recovery strategy. In 2017 he became Executive Superintendent of products and channels of Aymoré Crédito, Financiamento e Investimento S.A. He currently holds a position as officer at Aymoré Crédito, Financiamento e Investimento S.A. and Webmotors S.A. and also is a deputy member of the Board of Directors of Banco RCI Brasil S.A. As one of our executive officers, he is responsible for the credit risk analysis area for the retail segment.

Richard Flavio da Silva. Mr. da Silva is Brazilian and was born on June 3, 1976. He holds a degree in computer science from USP, a postgraduate degree in business administration from Fundação Getúlio Vargas in São Paulo and a master’s degree in information security from USP. At Santander Brasil since 2016, he was Executive Superintendent of the Technology area responsible for the strategy and transformation of IT and Santander Brasil’s Cyber Security operation. As one of our executive officers Mr. da Silva is responsible for Santander Brasil’s Cyber Security and currently is our CIO.

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

Rudolf Gschliffner. Mr. Gschliffner is Brazilian and was born on September 20, 1983. He has a degree in administration from Fundação Armando Alves Penteado and a postgraduate degree in economics from Fundação Getúlio Vargas. At Grupo Santander since 2006, he has worked in various roles related to resource management and private banking. He is currently also the CEO of Santander Brasil Gestora de Recursos.

Sandro Kohler Marcondes. Mr. Marcondes is Brazilian and was born on April 16, 1964. He graduated in Business Administration from Unicentro Paraná. He completed his Master’s Degree in Business Administration by Fundação Getúlio Vargas. At Santander Brasil since 2018, he served as Executive Superintendent Global Debt Financing. In 2018, he served as Executive Officer of Financing and Investor Relations at Neoenergia S.A. From 2005 to 2018, he served as Executive Officer at Banco do Brasil S.A. and also at Banco do Brasil S.A. from 1999 to 2004 he served as General Manager in Paris and Assistant General Manager in New York. Currently he is the Officer responsible for Global Debt Financing structure, managing the activities of Debt Capital Markets.

Sandro Mazerino Sobral. Mr. Sobral is Brazilian and was born on February 24, 1975. He holds a degree in Economics from the Universidade Presbiteriana Mackenzie with a specialization in Economic Sciences from the FEA USP and in Banking from the IBMEC-SP. An employee of Banco Santander (Brasil) S.A. since 2003, he has held various positions in our capital markets and trading area, being responsible for managing the portfolios of fixed income, inflation, volatility, FX and equities. Since 2017, he has been responsible for the trading desks, including all market portfolios in fixed Income, equities, and foreign exchange. From July 2024, he became the Officer responsible for ALM financial management.

Thomaz Antonio Licarião Rocha. Mr. Licarião Rocha is Brazilian, born on March 2, 1977. He has a degree in advertising and marketing from the Escola Superior de Propaganda e Marketing. He has been at the Santander Group since 2000, having several roles related to the commercial area of the Bank. As one of our officers, he is currently responsible for Assets and Risks Platform and for the Retail Distribution team.

Vanessa Alessi Manzi. Mrs. Manzi is Brazilian and was born on May 12, 1975. She is a lawyer with a Master’s Degree in Law from Insper and has more than 25 years of experience in the national and international financial market and banking industry in the areas of Compliance, Legal, Internal Controls and Risk Management of which 10 years have been in regional positions (Latin America). She was the Compliance Officer and Legal Officer at Banco Cetelem from 2010 to 2021 and served as Vice President of Compliance at Nubank between 2021 and 2023. As one of our Officers, she is responsible for our Compliance department.

Vitor Ohtsuki. Mr. Ohtsuki is Brazilian and was born on June 5, 1977. He graduated in Production Engineering from Universidade de São Paulo. He has an MBA in Marketing from Universidade de São Paulo and a Master’s Degree in Global Management from Stanford University. At Santander Brasil since 2004, he has served as Private Banking Head, Executive Superintendent of Wealth Management, Private Banking Superintendent, Executive Manager and General Manager. Also, he served as Marketing Manager at Banco Citibank S.A. from 2000 to 2004. Currently, he is the Officer responsible for Private Banking.

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

For expatriate executive officers, we may offer expatriation benefits such as housing allowance, school assistance, among others. The benefits aim to attract and retain professionals with the skills and experience required for the position.

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

Compensation Plan Overview

At the general shareholders meeting held on April 26, 2024, the compensation limit was set up to R$500.0 million for our Directors and Executive Officers and R$4.0 million for our Audit Committee for the 12-month period starting on January 1, 2024, as proposed by the Board of Directors at the meeting held on March 20, 2024. Our Fiscal Council is a non-permanent body and was not reinstalled at the general shareholders’ meeting held on April 26, 2024. For the year ended December 31, 2024, members of our Board of Directors and Executive Officers received a total of approximately R$473.0 million and members of our audit committee received a total of approximately R$3.9 million. The total amount of contributions for pension plans of our Board of Directors and Executive Officers in 2024 was R$94.8 million.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of their directors, members of the Fiscal Council, if installed, and officers without stating their names. The table below presents the information for the years ended December 31, 2024, 2023 and 2022:

	Board of Executive Officers			Board of Directors			Fiscal Council

	As of and For the Year Ended December 31,
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Nº of members	58.00	48.00	50.00	11.00	11.00	10.00	—	0.00	6.00
Nº of paid members	51.75	50.75	50.25	7.67	6.67	5.00	—	2.17	3.00
Value of highest compensation (reais)	37,258,198.61	30,554,700.67	21,122,291.48	2,875,920.00	3,744,600.14	11,559,693.20	—	71,910.00	176,179.50
Value of lowest compensation (reais)(1)	3,731,101.03	2,651,048.90	2,407,487.32	1,095,000.00	1,020,000.00	805,000.00	—	N/A	176,179.50
Average value of compensation (reais)	8,510,292.07	7,095,869.80	6,080,294.50	1,342,946.56	1,747,885.05	3,014,657.47	—	66,747.23	176,179.50

(1)	The value of the lowest individual remuneration considers only members who have exercised their functions in the 12-month period of the fiscal year in question. The amounts do not include social charges.

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

Pursuant to Brazilian law, variable compensation is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least three years. These rules became effective as from January 1, 2012. The following table summarizes the rules of payment of variable compensation taking as an example the exercise ended on December 31, 2024.

2025	2026	2027	2028	2029
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on 1/4 cash awarded	Payment calculated on 1/4 cash awarded	Payment calculated on 1/4 cash awarded	Payment calculated on 1/4 cash awarded
30% in share-based instruments (with one year lockup)	Remaining 20% in share-based instruments (with one year lockup)
	Payment calculated on 1/4 instruments awarded	Payment calculated on 1/4 instruments awarded	Payment calculated on 1/4 instruments awarded	Payment calculated on 1/4 instruments awarded

The deferral percentage will also depend on the level of variable compensation received in the year and function held within Santander Brasil, with the abovementioned criteria applied as minimum. For our senior leadership, the deferral period can reach up to five years.

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

On November 29, 2023, our board of directors approved our clawback policy, an English translation of which is attached to this annual report as Exhibit 97.1. This policy includes rules relating to the clawback of incentive-based compensation to subject executives, in the event of a restatement of our financial statements as a result of material failure to comply with financial reporting requirements under applicable U.S. federal securities laws. This policy is intended to comply with the requirements of Section 10D of the Exchange Act and New York Stock Exchange rules.

On September 19, 2024, a new version of our compensation policy was approved by our board of directors. Among other changes, this version includes: (i) information that there is a global limit on the annual remuneration for senior management, approved at the annual general meeting; (ii) the inclusion of the new pension program, Santander Sócios, which replaces Santander Plus and has similar characteristics; (iii) an update to the matching table, adding a line for those with six full years in the plan; and (iv) mention of qualitative and risk management indicators in the program for measuring individual performance.

We renew and update our deferral program every year. As of December 31, 2024, we had six plans outstanding: one for each fiscal year: 2019, 2020, 2021, 2022, 2023 and 2024. As of December 31, 2024, we recorded total expenses of R$252 million in connection with our deferral program, as compared to total expenses of R$210 million in the year ended December 31, 2023.

2019-2021 Deferral Programs

Since 2019, the rule for the Collective Unidentified was changed to “Other Employees,” which includes superintendents and other employees with variable compensation above a minimum established value, and they are also eligible to receive a specific deferral model, applicable according to the function and the level of the variable compensation. Deferred compensation will be paid 50% in cash, and 50% in units (ticker: SANB11).

2022 Deferral Program

Since 2022, our deferral program was revised as follows:

•	Collective Identified: Applicable to statutory officers and executives who oversee significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI Rate, 50% in units (ticker: SANB11).
•	Other Employees: Individuals with variable compensation above a minimum established value are eligible to receive such compensation according to a specific deferral model, to be paid 50% in cash, indexed to 100% of the CDI Rate, and 50% in units (ticker: SANB11).

2023 Deferral Program

Since 2023, our deferral programs were revised and remain as follows:

•	Collective Identified: Applicable to statutory officers and executives who oversee significant risks in Santander Brasil and are in charge of the control areas. Deferred compensation will be paid 50% in cash, indexed to 100% of the CDI Rate, 50% in share-based instruments.
•	Other Employees: Individuals with variable compensation above a minimum established value are eligible to receive such compensation according to a specific deferral model, to be paid 50% in cash, indexed to 100% of the CDI Rate, and 50% in share-based instruments.

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

Local Long-Term Incentive Program

We have retention plans for key positions and payments of these plans can be made in cash or in units (ticker: SANB11), and are subject to the application of the malus/clawback clauses, which may result in a reduction or full cancellation in the number of shares to be delivered in cases of failure to comply with internal rules and exposure to excessive risks.

Until 2022, the settlement value of units was calculated based the average price of the last 15 trading sessions immediately prior to the month of payment of the plan. This criteria was changed from 2023 onwards to the average price of the last 50 trading sessions immediately prior to the month of payment. At the end of the vesting period, the resulting shares are delivered with a one-year restriction, and this payment is still subject to the application of the malus/clawback clauses, which may reduce or cancel the shares to be delivered in cases of noncompliance with internal rules and exposure to excessive risks.

For the year ended December 31, 2024, we incurred expenses of R$4.3 million, with respect to our local long-term incentive program, compared to total expenses of R$16.4 million in the year ended December 31, 2023.

Global Long-Term Incentive Program

We currently have three global plans launched in 2019, 2020, 2021, 2022 and 2023. Eligible executives had an incentive target set in reais. Payments according to the achievement of performance indicators are made in shares and options after a minimum deferral period of three years, with equivalent settlement in reais.

For the year ended December 31, 2024, we incurred expenses of R$5.1 million in connection with our global long-term incentive program, compared to total expenses of R$5.6 million in 2023.

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

In 2024, we adopted the Santander Sócios pension plan, exclusive to Santander Brasil members. This pension plan has rules similar to the Santander Plus plan, which was discontinued. For further information, please see “—D. Employees.”

6C. Board Practices

Our shareholders elect members of our Board of Directors at the annual general shareholders’ meeting for two-year terms (members may be reelected). The Board of Directors appoints our executive officers for two-year terms (members may be reelected).

The current members of the Board of Directors were elected at the ordinary shareholders’ meeting held on April 28, 2023, at the extraordinary shareholders’ meeting held on June 30, 2023 and at the extraordinary shareholders’ meeting held on August 30, 2024, to serve until the ordinary shareholders’ meeting to be held in 2025. The current Executive Officers were elected at Board of Directors meetings held on May 12, 2023, July 3, 2023, December 26, 2023, January 2, 2024 and March 6, 2024 for terms of office until the first Board of Directors meeting that occurs after the ordinary shareholders’ meeting of 2025. The Board of Directors usually meets nine times a year, but meetings may be held more frequently as the discretion of the Chairman of the Board of Directors. The Executive Officers meet as often as required by the Chief Executive Officer, or a designated person.

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

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council, as a publicly held company, is voluntary. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders, representing at least one percent of the voting shares or two percent of the nonvoting shares. The fiscal council was not installed at any of our shareholders’ meeting held during 2024.

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

The current members of the audit committee are Pedro Augusto de Melo, who acts as coordinator, Maria Elena Cardoso Figueira, who acts as financial expert, Andrea Maria Ramos Leonel, Luiz Carlos Nannini, and René Luiz Grande. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on May 2, 2024 to serve for a one-year term.

Set forth below are the biographies of the members of our audit committee:

Pedro Augusto de Melo. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Maria Elena Cardoso Figueira. Mrs. Figueira is Brazilian, born on November 29, 1965. She graduated in economics by the Pontifícia Universidade Católica of Rio de Janeiro. Mrs. Figueira is a board member, tax advisor and member of an audit committee certified by the IBGC (Brazilian Institute of Corporate Governance) and partner at Figueira Consultoria, her individual consultancy company. Mrs. Figueira participated in training programs in Brazil (through ISE, FAAP, KPMG, Gonew and IBGC) and abroad (through IESE, IE and the IBGC – Jornada Técnica Israel, Canada and China) and has extensive professional experience in the financial and tax area, including Arthur Andersen, Banco Bilbao Vizcaya, KPMG, Santander (in Brazil, as associated officer in charge of tax planning and, in Spain, from April 2012 to May 2014, where she worked in the Tax Department Financial Regulation and Accounting Standards with a focus on capital allocation). Mrs. Figueira served as a member of audit and risk committees and advisory and fiscal councils of: Santander Brasil; HSBC Brasil S.A. - Investment Bank; Banco HSBC Brasil S.A. - Banco Múltiplo; Br Properties S.A.; B3 S.A. and Lojas Americanas S.A. Mrs. Figueira is an associate member and participant of the Independent Appeals Board and coordinator of the IBGC Audit Committee Course, member of the Womens Corporate Directors – WCD - Brazil chapter. Currently, in addition to Santander Brasil S.A., she is a member of the Audit and Risk Committee of Hospital Sírio Libanês, Hob Eventos, Treinamentos e Publicações and Fiscal Advisor to Camil Alimentos S.A. and CEBDS – Brazilian Business Council for Sustainable Development.

Andrea Maria Ramos Leonel. Ms. Leonel is Brazilian, born on February 2, 1965. She has a degree in economics from Fundação Armando Penteado and a postgraduate degree from Fundação Getúlio Vargas, with several professional development and improvement courses in local and international institutions and an Independent Counselor certificate from the IBGC. She is currently an Independent Advisor to Nuclea/CRT4 (CIP S.A – banking technology company that provides regulatory services to the financial market), BDMG Banco de Desenvolvimento de Minas Gerais, Coordinator of the Independent Committee (Advisory Board) of iFood Pago, as well as a member of the Audit Committee at Santander Brasil. She is also an alternate member of the Fiscal Council of Natura & Co. She serves on the Advisory Committees (People and Risk) of the boards of directors of which she is a member. She recently coordinated the Related Party Transactions Committee at Nuclea, was a member of the Advisory Board at Tarjab Incorporadora Ltda and President of the Board of Directors of Banco da Amazônia BASA. She has been a financial market executive for 30 years in international and global institutions, such as Banco JP Morgan, Deutsche and Citibank, having worked regionally (Latin America) as a Managing Director, including in statutory positions. She was Senior Consultant for Latin America, with the World Bank IFC, focusing on financial development projects in Latin America. She participates, pro-bono, in non-profit organizations and is an activist for gender equity in the corporate world and the participation of women in leadership positions, which she does through her work at Andrea Leonel Consultoria Ltda.

Luiz Carlos Nannini. Mr. Nannini is Brazilian and was born on January 2, 1960. He holds a degree in Accounting Sciences, with several specialization courses in Brazil and abroad, including a leadership course at Harvard. He has more than 30 years of experience in the conduct of independent audit services, including: the preparation of financial statements in accordance with IFRS and U.S. GAAP; due diligence; implementation of internal controls (including IT); corporate restructuring; tax planning and affairs; and participation in advisory councils in Brazil, the U.S. and globally. Furthermore, Mr. Nannini has significant experience in audit committees and fiscal councils of publicly held Brazilian companies. He is a member of our Audit Committee.

René Luiz Grande. Mr. Grande is Brazilian and was born on April 19, 1953. He holds a degree in Economics from Pontificia Universidade Católica de São Paulo, and a specialization degree in National Financial System from Fundação Instituto de Administração. He was an employee of the Brazilian Central Bank, qualified by the public examination since June 1975, and worked in the Supervision and Inspection Department of the National Financial System. During his career in the Brazilian Central Bank he served as an Analyst from 1975 to 1978; Technical Assistant from 1978 to 1989; Inspection Supervisor from 1989 to 1999; Head of the Banking Supervisory and Technical Department from 1999 to 2003; and Deputy Head of the Banking Supervisory and Financial Conglomerates Department from 2003 to 2011. Before working with the Brazilian Central Bank, he occupied the position of Head of Human Resources with the Companhia Brasileira de Embalagens Metálicas BRASILATA from 1973 to 1975. At Banco Santander (Brasil) S.A., Mr. Grande was Coordinator of the audit committee between the years 2012 and 2017, a member of the Risks and Compliance Committee between January 2018 and June 2020, and is currently a member of the Audit Committee.

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

The current members of the compensation committee are Deborah Patricia Wright, who acts as coordinator, Deborah Stern Vieitas, Luiz Fernando Sanzogo Giorgi and Vanessa de Souza Lobato Barbosa. The current members of the compensation committee were appointed on May 25, 2023 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2025.

Set forth below are the biographies of the members of our compensation committee:

Deborah Patricia Wright. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Deborah Stern Vieitas. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Luiz Fernando Sanzogo Giorgi. Mr. Giorgi is Brazilian, born on September 3, 1964. He holds a degree in business administration from Fundação Armando Álvares Penteado (FAAP), with more than 30 years of experience in management and leadership. He began his career in 1982, at Price Waterhouse, where he worked until 1986, and then at Embraer, where he worked between 1986 and 1989. From 1989 to 1996 he worked as a consultant and officer of the Hay Group and from 1996 to 2003 as President of Hay Group Brasil and also a partner in the global group. From 2003 to 2005 he worked for the Suzano Group, as Vice-President of Suzano Holding. Mr. Giorgi was a member of the Administration Committee of the Board of Directors of Suzano Papel e Celulose, CEO of Suzano Petroquímica and full member of the Board of Directors of Petroflex. In September 2005 he founded LFG – Business Management and Leadership Advisory. From 2007 to 2015, Mr. Giorgi served as a member of the Board of Directors of Santher S.A.; from 2007 to 2011 he served as a full member of the Board of Directors of J. Macedo Alimentos S.A.; in 2008 from Vix Logística S.A.; from 2008 to 2016 as a member of the Boards of Directors of Vonpar S.A and Empresas Concremat; from 2016 to 2019 as a member of the Advisory Board of Heads Agência de Propaganda; from 2016 to 2020 as member of the Board of Directors of Arezzo&Co S.A.; and from 2018 to 2020 as a member of the Advisory Board of Portocred S.A. From 2007 to 2008 he served as a member of the Human Resources Committee of Grupo Libra S.A.; in 2013 at Itautec S.A.; from 2013 to 2022 as a member of the Human Resources Committee of Sul América de Seguros S.A.; from 2014 to 2017 at Lojas Marisa S.A.; from 2016 to 2020 as a member of the People, Culture and Governance Committee AREZZO&CO S.A; from 2021 to 2022 as a member of the Remuneration Committee of Klabin S.A. Currently, Mr. Giorgi is a member of the Board of Directors of Teadit S.A., Be8 S.A. and NK Store. Mr. Giorgi also holds the position of member of the Remuneration and Sustainability Committee of TIGRE S.A.; People and Governance Committee of Martins Atacadista S.A., People Committee of Grupo Rodobens S.A.; People, Culture and ESG Committee of GRUPO GLOBO S.A.; and People, Governance and Sustainability Committee of Be8 S.A. and also member of the Remuneration Committees of Santander Brasil.

Vanessa de Souza Lobato Barbosa. See “—A. Board of Directors and Board of Executive Officers—Members of the

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

The current members of the risk and compliance committee are José de Paiva Ferreira (who acts as coordinator), José Mauricio Pereira Coelho, Jaime Leôncio Singer and Deborah Stern Vieitas. The current members of the risk and compliance committee were appointed on May 25, 2023 and May 2, 2024, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2025.

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

Jaime Leôncio Singer. Mr. Singer, a Brazilian citizen, was born on January 3, 1966. He has a master’s degree in Business Administration from Harvard Business School and a Bachelor’s degree in Economic Sciences from the Federal University of Rio de Janeiro. He has served as a member of various boards of directors (as an advisor certified by the IBGC) and advisory boards, as well as advisory committees to boards. He is also an ANBIMA-Certified Manager (Certificação de Gestores ANBIMA). Mr. Singer is an independent consultant with over 28 years of experience advising clients in the areas of corporate finance (M&A, capital market operations (debt and equity - IPOs and follow-ons) restructuring of financial liabilities and commercial partnerships), strategic planning and development corporate/new business in Brazil and in internationalization projects. He has had a long career in Brazilian and international financial institutions, having been responsible for the investment banking area of a European financial conglomerate in Brazil. Most recently, he held “C-level” positions at publicly traded companies. He has sectoral knowledge covers the industries of (i) Transport/Urban Mobility, (ii) Infrastructure, Logistics and Distribution of oil and gas, (iii) sanitation, (iv) electricity transmission, (v) agribusiness in general (highlighting animal protein, fertilizers and retail of agricultural products), (vi) banks/financial market, (vii) data analytics/big data and (vii) payments/acquiring with professional experience in small, medium and large companies, with family control, diffuse control (Brazilian corporations and multinational groups) and state control. Mr. Singer is currently a member of the Risk and Compliance Committee of Santander Brasil.

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

The current members of the nomination and governance committee are Deborah Stern Vieitas (who acts as coordinator), Deborah Patricia Wright, Cristiana Almeida Pipponzi and Javier Maldonado Trinchant. The current members of the Nomination and Governance Committee were appointed on May 25, 2023, July 24, 2023 and January 2, 2025 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2025.

Deborah Stern Vieitas. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Deborah Patricia Wright. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Cristiana Almeida Pipponzi. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Javier Maldonado Trinchant. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

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

The current members of the sustainability committee are Marília Artimonte Rocca (who also acts as coordinator), Cristiana Almeida Pipponzi, Vivianne Naigeborin and Tasso Rezende de Azevedo. The current members of the sustainability committee were appointed on May 25, 2023, July 7, 2023 and January 2, 2025 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2025.

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

6D. Employees

As of December 31, 2024, we had 55,646 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the dates indicated.

	As of December 31,
	2024	2023	2022
Administrative employees	22,871	22,313	11,130
Commercial areas employees	32,775	33,298	41,473
Total	55,646	55,611	52,603

The following table presents a breakdown of our full-time, permanent employees (in accordance with local criteria) by geographic location within Brazil at the dates indicated.

	As of December 31,
	2024	2023	2022
Region
Midwest	1,633	1,584	1,526
Northeast	4,954	4,904	4,880
North	866	877	857
Southeast	35,535	36,383	29,076
South	12,502	11,863	3,392
Other	156	—	12,872
Total	55,646	55,611	52,603

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

We also offer a defined contribution pension plan that allows employees to contribute a portion of their wages, with the option for us to make contributions on their behalf. This plan provides retirement, disability, and death benefits, self-sponsorship, deferred proportional benefit, portability, and redemption, all governed by the plan’s regulations:

•	Santander Previ—the Santander Previ pension plan has been closed to new enrollments since July 2018. As of December 31, 2024, the plan had 22,028 participants, with total assets under management of approximately R$5.17 billion.
•	SBPrev— in January 2018, the SBPrev pension plan, administered by Zurich Santander Brasil Seguros e Previdência, was introduced for new employees and members. As of December 31, 2024, the SBPrev plan had 8,595 registered participants, with total assets under management of R$290.6 million.
•	Santander Sócios—in January 2024, we launched the Santander Sócios Program, which provides a supplementary pension benefit for the senior management of Santander Brasil, covering retirement, disability, and death benefits.

For further details about our pension plans, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

The Brazilian Banking Employees’ Union represents most of our employees in the event of a potential conflict with our banking employees and/or the banking union, and negotiations are conducted by the FENABAN. Every two years, usually in September, all Brazilian banks have a collective negotiation period in which they revise salary structures. During this period, the Brazilian Banking Employees’ Union negotiates the percentages of readjustment for fixed salary and benefits of bank employees’ salaries within the scope of the Brazilian Banking Collective Agreement with the FENABAN. Negotiations related to wages and salaries for the period 2024-2026 have already been concluded and the levels of compensation agreed are consistent with market practice. Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not suffered significant losses through strikes and our management believes it has good relations with our employees.

6E. Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of January 31, 2025.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Alessandro Chagas Farias	15,227	(*)	15,227	(*)	(*)
Alessandro Tomao	51,689	(*)	51,689	(*)	(*)
Alexandre Guimarães Soares	23,862	(*)	23,862	(*)	(*)
Alexandre Teixeira De Araujo	14,455	(*)	14,456	(*)	(*)
Ana Paula Vitali Janes Vescovi	88,111	(*)	88,111	(*)	(*)
André Juaçaba De Almeida	27,147	(*)	27,147	(*)	(*)
Camila Stolf Toledo	49,789	(*)	49,789	(*)	(*)
Carlos Aguiar Neto	36,174	(*)	36,174	(*)	(*)
Carlos José Da Costa André	39,721	(*)	39,721	(*)	(*)
Celso Mateus De Queiroz	51,858	(*)	51,858	(*)	(*)
Cezar Augusto Janikian	14,623	(*)	14,623	(*)	(*)
Claudenice Lopes Duarte	18,741	(*)	18,741	(*)	(*)
Claudia Chaves Sampaio	13,129	(*)	13,130	(*)	(*)
Cristiana Almeida Pipponzi	0	(*)	0	(*)	(*)
Daniel Mendonça Pareto	15,379	(*)	15,379	(*)	(*)
Deborah Patricia Wright	0	(*)	0	(*)	(*)
Deborah Stern Vieitas	0	(*)	0	(*)	(*)
Ede Ilson Viani	168,028	(*)	168,028	(*)	(*)
Eduardo Alvarez Garrido	3	(*)	3	(*)	(*)
Eduardo Luis Sasaki	29,363	(*)	29,363	(*)	(*)
Enrique Cesar Suarez Fragata Lopes	25,433	(*)	25,433	(*)	(*)
Franco Luigi Fasoli	34,057	(*)	34,057	(*)	(*)
Geraldo José Rodrigues Alckmin Neto	67,683	(*)	67,683	(*)	(*)
Germanuela De Almeida De Abreu	35,525	(*)	35,525	(*)	(*)
Gilberto Duarte De Abreu Filho	123,733	(*)	123,733	(*)	(*)
Gustavo Alejo Viviani	246,586	(*)	246,586	(*)	(*)
Gustavo De Sousa Santos	51,552	(*)	51,552	(*)	(*)
Izabella Ferreira Costa Belisario	4,733	(*)	4,733	(*)	(*)

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Javier Maldonado Trinchant	0	(*)	0	(*)	(*)
Jean Paulo Kambourakis	20,862	(*)	20,862	(*)	(*)
José De Paiva Ferreira	17,677	(*)	17,676	(*)	(*)
Leonardo Mendes Cabral	79,370	(*)	79,370	(*)	(*)
Luciana De Aguiar Barros	39,868	(*)	39,869	(*)	(*)
Luis Guilherme Mattoso De Oliem Bittencourt	38,886	(*)	38,886	(*)	(*)
Marcelo Aleixo	20,788	(*)	20,788	(*)	(*)
Marcos Jose Maia Da Silva	10,240	(*)	10,240	(*)	(*)
Maria Helena Lanciego Perez	0	(*)	0	(*)	(*)
Maria Teresa Mauricio Da Rocha Pereira Leite	28,078	(*)	28,078	(*)	(*)
Mariana Cahen Margulies	58,460	(*)	58,460	(*)	(*)
Marília Artimonte Rocca	0	(*)	0	(*)	(*)
Marilize Ferrazza Santinoni	29,899	(*)	29,899	(*)	(*)
Mario Roberto Opice Leão	490,199	(*)	490,199	(*)	(*)
Michele Soares Ishii	8,299	(*)	8,299	(*)	(*)
Paulo César Ferreira De Lima Alves	16,671	(*)	16,671	(*)	(*)
Paulo Fernando Alves Lima	28,036	(*)	28,036	(*)	(*)
Paulo Sérgio Duailibi	29,777	(*)	29,777	(*)	(*)
Pedro Augusto De Melo	0	(*)	0	(*)	(*)
Rafael Abujamra Kappaz	46,492	(*)	46,492	(*)	(*)
Ramon Sanchez Santiago	39,466	(*)	39,466	(*)	(*)
Reginaldo Antonio Ribeiro	54,135	(*)	54,135	(*)	(*)
Renato Ejnisman	61,604	(*)	61,604	(*)	(*)
Ricardo De Oliveira Contrucci	1,668	(*)	1,668	(*)	(*)
Ricardo Olivare De Magalhães	42,144	(*)	42,144	(*)	(*)
Richard Flavio Da Silva	76,033	(*)	76,033	(*)	(*)
Robson De Souza Rezende	30,252	(*)	30,252	(*)	(*)
Rudolf Gschliffner	47,685	(*)	47,685	(*)	(*)
Sandro Kohler Marcondes	133,492	(*)	133,492	(*)	(*)
Sandro Mazerino Sobral	98,485	(*)	98,485	(*)	(*)
Thomaz Antonio Licariao Rocha	49,519	(*)	49,519	(*)	(*)
Vanessa Alessi Manzi	6,752	(*)	6,752	(*)	(*)
Vanessa De Souza Lobato Barbosa	140,747	(*)	140,747	(*)	(*)
Vítor Ohtsuki	23,368	(*)	23,368	(*)	(*)
Total	3,015,553	0.08%	3,015,555	0.08%	0.08%

(*)	Owns less than 0.01%.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of January 31, 2025, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V. owned approximately 89.53% of our total capital stock.

The following table presents the beneficial ownership of our common and preferred shares as of January 31, 2025.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares (thousands)	Percentage of Total Share Capital
Sterrebeeck BV(1)	1,809,583,330	47.39%	1,733,643,596	47.11%	3,543,226,926	47.25%
Grupo Empresarial Santander SL(1)	1,627,891,019	42.63%	1,539,863,493	41.85%	3,167,754,512	42.25%
Banco Santander, S.A.	2,696,163	0.07%	—	0.00%	2,696,163	0.04%
Treasury Shares	19,440,372	0.51%	19,440,372	0.53%	38,880,744	0.52%
Administrators/Executives(2)	3,015,553	0.08%	3,015,555	0.08%	6,031,108	0.08%
Other minority shareholders	356,068,594	9.32%	383,873,004	10.43%	739,941,598	9.87%
Total	3,818,695,031	100.00%	3,679,836,020	100.00%	7,498,531,051	100.00%

(1)	An affiliate within the Santander Group.
(2)	Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

For further information of our ownership structure, see “Item 18. Financial Statements” and notes 27(a) and 45(c) of our audited consolidated financial statements included elsewhere in this annual report.

The total of ADRs held by U.S. investors as of January 31, 2025 is 1,264,986,570. The total number of Units held by U.S. investors as of January 31, 2025 is 41,065,173 (excluding Units held by The Bank of New York Mellon as depositary).

Significant Changes in Percentage Ownership of Principal Shareholders

On December 31, 2022, we held 62,323,214 shares in treasury, of which 31,161,607 were common shares and 31,161,607 were preferred shares.

On December 31, 2023, we held 54,385,394 shares in treasury, of which 27,192,697 were common shares and 27,192,697 were preferred shares.

On December 31, 2024, we held 38,903,124 shares in treasury, of which 19,451,562 were common shares and 19,451,562 were preferred shares.

On January 31, 2025, we held 38,880,744 shares in treasury, of which 19,440,372 were common shares and 19,440,372 were preferred shares.

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

We currently engage in and expect from time to time in the future to engage in financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with certain of our affiliates within the Santander Group. As of December 31, 2024, borrowings and deposits from the Santander Group did not account for any of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of consulting, advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We have entered into agreements with some affiliates of the Santander Group for the outsourcing of certain products and services relating to our information technology platform, including software development and maintenance, infrastructure and cybersecurity.

We believe these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. For further information see “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., or “Aquanima,” an affiliate within the Santander Group, which provides procurement services to Santander Brasil and its affiliates. We procure solutions in trade negotiations, tactical and strategic purchasing, online procurement, supplier management, outsourcing, consulting, and vendor risk assessment from Aquanima. Our relationship with Aquanima include the joint purchases of materials and services between different customers and other economic groups, which we believe allow for greater efficiency in price negotiations and rationalization of services, as well as the engagement of real estate management services in 2021. We paid Aquanima R$36 million in 2024, R$42 million in 2023 and R$45 million in 2022 for the services rendered in those years.

Partnership Agreement with Getnet

On April 15, 2021, we entered into the Getnet Partnership Agreement with Getnet, which provides a framework for our relationship with Getnet following our spin-off of Getnet to our controlling shareholder, Santander Spain, which was completed on October 26, 2021. The Partnership Agreement described below is filed as an exhibit to this annual report. This summary below is qualified in its entirety by reference to the full text of the Partnership Agreement.

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

Getnet Discount

The Partnership Agreement provides that we will reimburse Getnet the amount of discounts that we provide to attract and/or retain customers which are deemed to be of strategic importance to Getnet and Santander Brasil. The total amount reimbursed is subject to certain caps set forth in the Partnership Agreement.

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

As of December 31, 2024, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to approximately R$11,416.7 million and have been provisioned. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. As of December 31, 2024, our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$39,541.7 million.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings.

As of December 31, 2024, our tax proceedings with a probable risk of loss amounted to approximately R$5,486.1 million, which was fully provisioned, and our tax proceedings with a possible risk of loss amounted to approximately R$35,834.0 million.

Our primary legal and administrative proceedings classified with a probable loss risk assessment are as follows:

•	ISS Litigation: Certain municipalities levy ISS on certain revenues derived from transactions not usually classified as the rendering of services. We have filed suit against the payment of such taxes. As of December 31, 2024, the total amount involved in these proceedings totaled R$365.8 million, which was fully provisioned.
•	Social Security Litigation: We are involved in administrative and judicial proceedings relating to the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute taxable wages. As of December 31, 2024, amounts related to these proceedings totaled R$141.9 million, which are fully provisioned.
•	Banking Transactions Tax Litigation: In May 2003, the Brazilian Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda., or “Santander DTVM” and another tax assessment against Santander Brasil. The tax assessments refer to the collection of the compulsory contribution over financial transaction (Contribuição Provisória sobre Movimentação Financeira), or the “CPMF,” on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. The administrative discussion ended unfavorably for both companies. On July 3, 2015, Santander Brasil and F1rst Tecnologia e Inovação Ltda. (the current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was rejected. We appealed this decision. On December 8, 2020, our appeals were rejected. We filed an appeal for clarification against this decision, which was rejected. As a result, new appeals to the superior courts, including to the Brazilian High Court of Justice (Superior Tribunal de Justiça), or “STJ,” and the STF have been filed. The amount under discussion in these proceedings as of December 31, 2024 totaled R$2,013.5 million. Based on the assessment of legal counsel, a provision of R$1,166.5 million was made to cover the probable risk of loss in these proceedings.

Contingent liabilities classified as having a possible risk of loss refer to judicial and administrative proceedings involving tax matters which were deemed by our management, based on the advice of our legal counsel, as having a possible risk of loss, and were not recognized as liabilities. Such main lawsuits include:

•	PIS/COFINS Litigation: We and our subsidiaries filed lawsuits seeking to invalidate the provisions of Law No. 9,718/1998, according to which PIS and COFINS must be levied on all revenues of legal entities. Prior to the said rule being in force, which had already been overruled in numerous recent decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the “STF,” in relation to nonfinancial corporations, PIS and COFINS were levied only on revenues related to the sale of goods. On April 23, 2015, the STF issued a decision applicable only to Santander Brasil, accepting jurisdiction over the appeal relating to PIS and rejecting jurisdiction over the appeal relating to COFINS. The tax authorities appealed the decision of the STF regarding COFINS, which was rejected on August 19, 2015. Regarding COFINS, the case is closed, with a decision in favor of Santander Brasil. The Federal Supreme Court issued a decision, recognizing the general repercussion of the issue being discussed, in which it partially granted the Brazilian federal government’s appeal, giving support to the argument that PIS/COFINS are levied on operating revenues arising from the typical activities of financial institutions. With the publication of the ruling, we filed a new appeal in relation to PIS, and are awaiting its analysis. Based on the assessment of our legal advisors, the prognosis of the risk was classified as a possible loss. As of December 31, 2024, such claims amounted to R$5,119.4 million, of which R$2,894.6 million were established for the respective obligations.

•	Losses on loans: We have challenged tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from IRPJ and CSLL bases did not meet the relevant requirements under applicable law. As of December 31, 2024, the amount related to this challenge was approximately R$1,091.8 million.
•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados), or “PLR”: We are involved in administrative and judicial proceedings arising from a tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with the law. We have appealed these assessments, as we consider our tax treatment to be appropriate based on the applicable law and the nature of the payments. As of December 31, 2024, amounts related to these proceedings totaled approximately R$9,803.6 million.
•	IRPJ and CSLL on Capital Gains Litigation: The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros S.A. (the legal successor of ABN AMRO Brasil Dois Participações S.A., or “AAB Dois Par”) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the applicable tax laws and the capital gain was properly taxed. The administrative discussion ended unfavorably. We filed a lawsuit requesting the cancellation of tax assessments. We are responsible for any adverse outcome in this proceeding as the former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2024, the amount related to this proceeding was approximately R$573.0 million.
•	Goodwill amortization of the acquisition of Banco Sudameris: In December 2012, we received a tax assessment of R$196 million related to the deduction of goodwill amortization relating to the acquisition of Banco Sudameris. In November 2014, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing May 2009 to July 2012. We have appealed both cases to the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF.” The first tax assessment is currently pending judgment at CARF. CARF issued a partially favorable decision regarding the second tax assessment, leading to a separate proceeding to determine the payable amount. We have requested the withdrawal of the appeal to benefit from Law No. 14,689/2023, which provides for reduced fines in cases previously decided by casting votes (i.e., when the chairperson of the CARF panel, representing the tax authorities, casts the deciding vote to break a tie). We consider our risk of loss in this case as possible. As of December 31, 2024, the amount related to this proceeding was approximately R$836.7 million.
•	Unrecognized Compensation Litigation: We are currently engaged in legal and administrative proceedings with the Brazilian Federal Revenue Service relating to the failure to ratify certain tax offsets with credits we were owed by the Brazilian government due to overpayment or undue payment. As of December 31, 2024, the amount related to these proceedings was approximately R$6,523.7 million. The risk of loss is classified as possible.
•	ISS on Financial Institutions Litigation: We are currently party to proceedings relating to the payment of ISS to various municipalities with respect to various revenues arising from operations that are usually not classified as services. On December 31, 2024, the amounts related to these proceedings totaled approximately R$3,635.2 million.
•	Use of CSLL Tax and Negative Tax Loss: We are currently party to proceedings relating to tax assessments issued by the Brazilian Federal Revenue Service for the periods of 2009 and 2019. These proceedings relate to the alleged undue compensation of tax loss carryforwards and negative basis of CSLL, because of tax assessments drawn up in previous periods. A judgment is pending at the administrative level. As of December 31, 2024, the amount related to these assessments was R$2,522.2 million.
•	IRRF - Payment for services provided abroad : We filed a judicial measure to avoid the imposition of Income Tax – IRRF on payments derived from the provision of technology services by companies headquartered abroad, due to the existence of international treaties to avoid double taxation between Brazil and Chile, Brazil and Mexico, and Brazil and Spain. A favorable decision was handed down and an appeal was filed by the tax authority with the Federal Regional Court, where it awaits judgment. The risk of loss is classified as possible. As of December 31, 2024, the amount related to these assessments was R$1,109.1 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid for or adequately provisioned all such potential liabilities. In addition, we are the defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. The Brazilian Superior Labor Court has issued a binding judicial precedent determining that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered their services (secondary liability). If this happens, the service taker’s liability will be limited to the services that were rendered by each individual. As of December 31, 2024, our labor proceedings with a probable risk of loss amounted to R$2,864.0 million, which has been provisioned. Our labor proceedings with a possible risk of loss amounted to R$458.5 million.

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

The lower court ruling prohibited the submission of employees to abusive targets. It also determined that the targets should only be reviewed annually and that their annual variation should be subjected to collective bargaining between Santander Brasil and the unions. The ruling also prohibited us from setting targets for employees in the back office and control departments and required payment of compensation for collective moral damages in the amount of R$274.4 million, in addition to the imposition of certain daily fines. Finally, the ruling determined that we are required to implement a new experimental target program under the terms provided for in the decision dated January 1, 2020. We appealed that decision. However, we were unsuccessful in our appeal, and the judgment reinstated the lower court ruling with respect to compliance with the targets. We filed an appeal for review and a stay was granted by the appeals court, which imposed a restriction on the defense, annulled the lower court decision and ordered that the case be tried again. The prior decision was reaffirmed in this new trial, following which we filed another appeal for review which is pending as of the date of this annual report. The preliminary injunction granted in the appeal for review remains in force, so we will only have to comply with the first instance judgment when it becomes final and unappealable. We estimate the risk of loss as possible.

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2024, our probable loss risk in connection with civil proceedings amounted to R$3,066.6 million, which has been fully provisioned, and our possible loss risk in connection with civil proceedings amounted to R$3,249.2 million. For civil lawsuits considered to be common and similar in nature, provisions are recorded based on statistically averaged previous payments and on legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

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

Similar proceedings have been brought by the Federal General Accounting Office (Tribunal de Contas de União), or the “TCU,” and the CVM to determine the liability for losses caused to pension funds as a result of their investments in the Fund. The pension funds involved in the CVM proceeding are PETROS – Fundação Petrobras de Seguridade Social and Postalis – Instituto de Previdência Complementar. Only damages to Postalis are under discussion in the TCU proceeding. The status of these and other legal proceedings in which losses incurred by the Fund are being discussed are as follows:

•	TCU Proceedings: in 2021, the TCU handed down a favorable decision to Santander Brasil. There was an appeal, but the decision was upheld and the case was closed for Santander Brasil.

•	CVM Proceedings: Santander Brasil presented its defense, but in May 2022, Santander Brasil was ordered to pay R$0.45 million, which was the subject of an appeal in August 2022. The appeal was partially granted and the sentence was reduced to R$0.1 million.
•	Misconduct Proceedings: initially, a single misconduct proceeding was filed against Santander Brasil and its former manager. The proceeding was dismembered with respect to each party and, as of the date of this annual report, both parties presented their defense and the proceedings are pending.
•	Popular Action Proceedings (Ação Popular) (class action): Santander Brasil presented its defense, and the proceedings are now pending.

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

Other Litigation

In addition to the matters described above, we are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial, privacy, data protection, cybersecurity, tax or climate matters. In view of the inherent difficulty of predicting the outcome of these legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties, are in the early stages of discovery, or have common elements but require assessment of circumstances on a case-by-case basis, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Contingent liabilities classified as remote risk of loss refer to judicial and administrative proceedings involving other matters assessed by legal counsel that have not been provisioned. The main lawsuits are discussed in the following paragraphs.

In December 2008, the Brazilian Federal Revenue Service issued a tax assessment against us in the total amount of R$3.9 billion with respect to IRPJ and CSLL related to 2002 to 2004. The tax authorities assert that we did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. On October 21, 2011, a unanimous decision of the CARF was handed down to cancel the tax assessments corresponding to fiscal years 2002 to 2004. The Brazilian Federal Revenue Service appealed to the CARF’s superior appeals panel (Câmara Superior de Recursos Fiscais) with respect to the merits, but not the fine, and the 2002 fiscal year, which was already subject to the statute of limitation. As a result, the assessment was reduced to R$1.8 billion. An annulment action was filed to dispute the unfavorable part of this decision. There has not yet been a decision in the first instance, but an injunction was granted to suspend the enforceability of the debt. In June 2010, the Brazilian Federal Revenue Service issued two other infraction notices in the total amount of R$1.4 billion, based on the same concepts as the previous notice, with respect to IRPJ and CSLL related to 2005 to 2007. In these cases, we were not granted a favorable decision, and it has been appealed on its merits, though there was a reduction in the fine of R$367 million, and the assessment was reduced to R$984 million, the proceedings were partially unfavorable. We have filed claims for cancellation of these tax assessments. As of December 2013, the Brazilian Federal Revenue Service issued another infraction notice, in the total amount of R$344 million with respect to income tax and social contribution related to 2008. We challenged this tax assessment and was granted a favorable decision by the trial court. The tax authority has appealed the decision and this was accepted. After being denied by the CARF, the discussion on the merits was closed, but the case returned for analysis of the other issues, and we requested that the appeal be withdrawn in order to apply the benefits granted by Law No. 14,689/2023. This law offers a reduction in fines for taxpayers involved in cases previously decided by casting votes (i.e., when the chairperson of the CARF panel, representing the tax authorities, casts the deciding vote to break a tie). A lawsuit was filed and is awaiting judgment. In accordance with the advice of our external legal counsel, we believe that the Brazilian Federal Revenue Service’s position is incorrect, and that the risk of loss is remote. We did not record any provision since this issue should not have an impact on our consolidated financial statements.

In addition, in June 2013, the Brazilian tax authorities issued an infraction notice against us as the local responsible party liable for the tax on the capital gain allegedly obtained in Brazil by an entity which is not resident in Brazil, Sterrebeeck B.V., as a result of a merger (incorporação de ações) transaction carried out in August 2008. Through this transaction, we acquired all the shares of Banco Real and AAB Dois Par by providing the shareholders of these entities’ newly issued shares through a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained a gain subject to tax in Brazil consisting of the difference between the issuance value of our the shares that were received and the acquisition cost of the shares delivered in the exchange. Although Sterrebeeck B.V., as the final beneficiary of the transaction, is also the responsible for any costs arising from this litigation, we are handling the lawsuit as the local tax responsible party. A new appeal was filed with the CARF, which is awaiting judgment. This appeal was partially allowed, and we filed an injunction challenging the unfavorable portion. The case is currently awaiting judgment. Separately, we appealed the infraction notice before CARF, which was dismissed in March 2018 by a casting vote (i.e., when the chairperson of the CARF panel, representing the tax authorities, casts the deciding vote to break a tie). A subsequent administrative appeal was filed; however, in August 2024, we opted to withdraw this appeal to take advantage of the benefits provided by Law No. 14,689/2023. This law offers a reduction in fines for taxpayers involved in cases previously decided by casting votes. With the administrative appeal withdrawn, the judicial phase of the dispute can now proceed. Based on advice from our external legal counsel, we believe the Brazilian tax authorities’ position is incorrect and that there are strong grounds for appeal against the infraction notice. Consequently, the risk of loss is considered remote. Consequently, considering that any financial impacts arising from this lawsuit will be the responsibility of Sterrebeeck B.V. or its successors, we have not made any provisions in connection with these proceedings.

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

Former Employees of Banco do Estado de São Paulo S. A. Litigation

A claim was filed in 1998 by the association of retired Banespa employees, the “AFABESP,” requesting the payment of a half-yearly bonus contemplated in the bylaws of Banespa in the event that Banespa obtained a profit and that the distribution of this profit was approved by the board of directors of Banespa. The bonus was not paid in 1994 and 1995 since Banespa had not made a profit during those years. Partial payments were made from 1996 to 2000, as approved by the board of directors of Banespa. The relevant clause in the bylaws was repealed in 2001. The Brazilian Regional Labor Court and the Brazilian Superior Labor Court ordered Santander Brasil, as successor to Banespa, to pay this half-yearly bonus for the period from 1996 to the present. On March 20, 2019, a decision of the STF rejected the extraordinary appeal filed by Santander Brasil. We have brought a rescission action to revert the decision in the main proceedings and suspend procedural enforcement. The rescission action was dismissed in 2020 and an appeal has been filed but has not yet been the subject of a decision as of the date of this annual report.

A decision of the Regional Labor Court in July 2021 determined that the execution should be individualized and in the corresponding courts of the residence each person represented by AFABESP. Due to this decision, 7,444 individual enforcement actions of the collective judgment were filed. Since the judgments adopted different positions for each case, a procedure to resolve these inconsistent demands was instituted before the Regional Labor Court (Tribunal Regional do Trabalho) with the purpose of establishing objective criteria with respect to these claims, mainly the statute of limitations and limitation of payments until December 2006 (Plan V). On March 11, 2024, it was determined that all cases filed in the city of São Paulo should remain suspended. Finally, due to the diverging interpretations of the Brazilian federal constitution, an action for allegation of non-compliance with a fundamental precept was also filed, so that the Federal Supreme Court (Supremo Tribunal Federal) settles the issue and indicates the correct statute of limitations to be used in the individual cases filed. On June 27, 2024, an agreement was signed between the parties which includes an exhaustive list of 7,299 retirees who, according to the criteria presented by Santander Brasil, are entitled to payment of the amounts related to half-yearly bonuses. The total value of the agreement is R$2.7 billion. However, whether such agreement would be binding upon any given plaintiff was contingent on the individual and voluntary adherence of such plaintiff by August 15, 2024, while the deadline for judicial approvals was October 15, 2024. After the end of the voluntary adherence period and of the judicial approvals, payments were or will be made in five installments for living retirees (the first installment falling due on October 20, 2024, and the other four installments in the months of December 2024, May 2025, December 2025 and May 2026) and in a single installment for deceased people (October 31, 2024). As of December 31, 2024, 6,500 agreements (98%) were recorded, totaling R$2,473.0 million. Payments will follow the agreed dates depending on whether the retirees are alive or deceased.

IGP-DI Litigation

In 2002, AFABESP filed a lawsuit in the Federal Court of Brazil on behalf of its associates, requesting the readjustment of certain social security supplements to which individuals admitted to the respective retirement plan before May 22, 1975 were entitled, according to the General Price Index for Internal Availability in Brazil (General Price Index – Internal Availability), or the “IGP-DI,” inflation index. The lower court decision was favorable to the plaintiffs and determined that the readjustment should be made, but only for periods of time when no other form of readjustment was applied. Santander Brasil and Banesprev appealed against this decision, but both appeals were denied. We are currently awaiting judgment of the special and extraordinary appeals filed by Santander Brasil and BANESPREV. At the same time, AFABESP requested provisional compliance with the judgment at first instance and, in response, we filed a petition for some members of AFABESP to be excluded from the list of beneficiaries of this decision, since these members were already plaintiffs in other lawsuits related to these issues. The special appeal filed by Santander Brasil was accepted and granted to reverse the decision. AFABESP filed a motion for clarification that is still pending judgment. Due to the dismissal of the main claim, we await the termination of the provisional execution that is suspended until the final judgment. Based on the assessment of our legal advisors, the risk of loss is possible, which is why no provision was recorded.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income on a consolidated basis. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31,
	2024	2023	2022

	(in millions of R$)
Net Income under Brazilian GAAP	13,477	8,974	12,570
(-) Legal Reserve	674	449	629
(=) Amounts Available for distribution	12,804	8,525	11,941
Mandatory Dividends – 25.0%	3,201	2,131	2,985
Interest on Shareholder’s Equity	5,800	5,820	5,280
Dividends	200	380	2,820
Total (Interest on Shareholder’s Equity and Dividends)	6,000	6,200	8,100
Dividends distributed in excess of the Mandatory Dividend	2,799	4,069	5,115

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In the year ended December 31, 2024, we declared dividends and interest on shareholders’ equity in the gross amount of R$6,000 million, which consisted of R$5,800 million of interest on shareholders’ equity (R$1,500 million was paid in February 2024, R$1,500 million in May 2024, R$1,500 million in August 2024, and R$1,300 million in November 2024) and R$200 million of dividends, which was paid in November 2024.

	For the Year Ended December 31,
	2024	2023	2022

	(in millions of R$, except per share figures)
Dividends	200	380	2,820
Interest attributable to shareholders’ equity	5,800	5,820	5,280
Total	6,000	6,200	8,100
Dividends and interest on capital per 1,000 shares
Common shares	766.8	794.10	1,035.69
Preferred shares	853.5	873.51	1,139.27

8B. Significant Changes

There has been no significant change since the date of our last audited financial statements.

ITEM 9. THE OFFER AND LISTING

9A. Offering and Listing Details

Market Price and Volume Information

On September 18, 2009, our Board of Directors approved the implementation of a global public offering, which included the issue of 525,000,000 units (each representing, at that date, 55 common shares and 50 preferred shares), which were all registered, without par value, free and clear of any liens or encumbrances. This offering consisted of the simultaneous initial public offering of (i) units in Brazil on the over-the-counter market, in accordance with CVM Instruction 400 of December 29, 2003, as amended, and (ii) units abroad, including in the form of ADRs representing ADSs registered with the SEC under the Securities Act. On October 6, 2009, the global public offering priced shares at R$23.50 per unit and U.S.$13.40 per ADR. The units have been traded on the B3 and since October 7, 2009, and our ADRs have been traded on the NYSE since October 7, 2009.

On April 29, 2014, Santander Spain, our indirect controlling shareholder, announced its intention to launch voluntary exchange offers in Brazil and in the United States, or the Exchange Offers, to acquire up to all of our shares that were not held by the Santander Group, representing approximately 25% of our share capital, with payment in Brazilian depositary receipts or ADRs representative of Santander Spain’s common shares. On October 30, 2014, such exchange offers were concluded. As a result, the Santander Group’s shareholding increased to 88.3% of our total share capital. Further, as a result of the offer in Brazil, our units were delisted from the Level 2 Segment and are now traded on the basic listing segment of the B3.

The price of our units and ADSs may experience volatility, which could negatively impact holders of our units and ADSs.

The following table shows our outstanding publicly traded common shares and preferred shares as of January 31, 2025:

Free Float	B3	NYSE
Common shares	207,160,850	148,907,744
Preferred shares	234,965,260	148,907,744
Total	442,126,110	297,815,488

Units, Common Shares and Preferred Shares Traded on the B3

The table below sets forth the high, low and last daily sales prices in reais for our common shares on the B3 for the periods indicated.

	Reais per share – SANB3 (Common Shares)
	High	Low	Last
2022 Annual	17.43	12.02	13.30
1st Quarter	17.85	13.98	17.44
2nd Quarter	17.93	13.80	13.85
3rd Quarter	15.02	12.73	14.27
4th Quarter	15.33	12.02	13.30
2023 Annual	15.40	11.76	15.20
1st Quarter	14.94	11.76	12.53
2nd Quarter	14.61	12.00	14.45
3rd Quarter	14.97	12.06	12.27
4th Quarter	15.40	12.10	15.20
2024 Annual	15.02	11.10	11.30
1st Quarter	14.41	12.49	12.81
2nd Quarter	14.00	11.93	12.77
3rd Quarter	15.02	12.03	13.33
4th Quarter	14.05	11.10	11.30
2025 Annual(*)	12.39	10.67	12.39
1st Quarter(*)	12.39	10.67	12.39

*	Through January 31, 2025.

The table below sets forth the high, low and last daily sales prices in reais for our preferred shares on the B3 for the periods indicated.

	Reais per share – SANB4 (Preferred Shares)
	High	Low	Last
2022 Annual	18.86	13.55	14.94
1st Quarter	19.39	15.42	18.85
2nd Quarter	19.40	15.01	15.14
3rd Quarter	16.67	13.92	16.05
4th Quarter	17.35	13.55	14.94
2023 Annual	17.01	13.52	17.00
1st Quarter	16.59	13.60	14.33
2nd Quarter	16.83	13.87	16.21
3rd Quarter	16.93	13.52	13.82
4th Quarter	17.01	13.55	17.00
2024 Annual	16.53	12.27	12.56
1st Quarter	16.11	14.19	14.40
2nd Quarter	15.76	13.48	14.03
3rd Quarter	16.53	13.58	14.65
4th Quarter	15.48	12.27	12.56
2025 Annual(*)	13.56	12.10	13.56
1st Quarter(*)	13.56	12.10	13.56

*	Through January 31, 2025.

The table below sets forth the high, low and last daily sales prices in reais for our units on the B3 for the periods indicated.

	Reais per share – SANB11 (Units)
	High	Low	Last
2022 Annual	36.32	25.52	28.19
1st Quarter	37.36	29.26	36.25
2nd Quarter	37.36	28.71	28.81
3rd Quarter	31.73	26.56	30.14
4th Quarter	32.52	25.52	28.19
2023 Annual	32.48	25.27	32.30
1st Quarter	31.59	25.27	26.80
2nd Quarter	31.45	25.91	30.63
3rd Quarter	31.95	25.56	26.05
4th Quarter	32.48	25.60	32.30
2024 Annual	31.53	23.28	23.82
1st Quarter	30.57	26.80	27.32
2nd Quarter	29.83	25.37	26.70
3rd Quarter	31.53	25.58	27.99
4th Quarter	29.39	23.28	23.82
2025 Annual(*)	25.99	25.66	25.96
1st Quarter(*)	25.99	25.66	25.96

*	Through January 31, 2025.

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

	ADRs – BSBR
	High	Low	Last

	U.S.$ per ADR
2022 Annual	7.98	4.80	5.39
1st Quarter	7.85	5.33	7.70
2nd Quarter	7.98	5.42	5.49
3rd Quarter	6.21	4.87	5.61
4th Quarter	6.29	4.80	5.39
2023 Annual	6.66	4.76	6.55
1st Quarter	6.11	4.76	5.31
2nd Quarter	6.59	5.14	6.36
3rd Quarter	6.64	5.01	5.13
4th Quarter	6.66	4.93	6.55
2024 Annual	6.60	3.75	3.91
1st Quarter	6.60	5.57	5.72
2nd Quarter	6.01	4.90	4.94
3rd Quarter	5.77	4.78	5.26
4th Quarter	5.39	3.75	3.91
2025 Annual(*)	4.52	3.75	3.75
1st Quarter(*)	4.52	3.75	3.75

*	Through January 31, 2025.

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

In order to keep our securities listed on the B3, we are required to comply with the provisions of the B3’s Issuers Regulations (Regulamento de Emissores), which establishes technical and operational procedures and criteria applicable to companies that have securities listed on the B3. The most up-to-date version of the B3’s Issuers Regulations became effective as of August 19, 2023.

Corporate Governance Practices

In 2000, the B3 introduced three special listing segments, Levels 1 and 2 of Corporate Governance and Novo Mercado, which were aimed at fostering a secondary market for securities issued by Brazilian companies that voluntarily abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law.

Our units were initially listed on the Level 2 Segment. However, as a result of the Exchange Offers and launched by Santander Spain in Brazil for the acquisition of our shares, our units were delisted from the Level 2 Segment and are now traded on the basic listing segment of the B3. For more information, see “Item 9. The Offer and Listing—A. Offering and Listing Details—Market Price and Volume Information.”

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

Investment in Our Units by Non-Residents of Brazil

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, as a foreign direct investment under the New Foreign Exchange Law, or as a portfolio investment under the applicable regulation enacted by CMN and CVM. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Internal Revenue. This registration process is undertaken by the investor’s legal tax representative in Brazil.

Since January 1, 2025, portfolio investments are regulated by Joint Resolution No. 13, enacted on December 3, 2024, or “Joint Resolution No. 3,” which superseded CMN Resolution No. 4,373, which had been in force for about 10 years.

The main purpose of Joint Resolution No. 13 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. Joint Resolution No. 13 introduces the possibility for foreign investors to make investments in local currency with funds held in their foreign bank accounts, or with bills of payment denominated in reais but issued abroad, without the need of converting these availabilities into portfolio investments by means of the execution of a simultaneous and symbolic foreign exchange transaction, which was previously required under CMN Resolution No. 4,373, as well as the possibility of the foreign investor making an investment directly from a nonresident checking or payment account in Brazilian reais opened with a local financial or payment institution. Reporting and local representation requirements applicable to this type of investment were also simplified.

With certain limited exceptions, Joint Resolution No. 13 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions, except if previously and expressly authorized by the CVM. Investments and remittances outside Brazil for gains, dividends, profits or other payments under our units are made through the foreign exchange market, either through foreign exchange transactions or through the use of a nonresident checking or payment account opened by the foreign investor with a local financial or payment institution.

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

Joint Resolution No. 13 also deals with investments of foreign capital in Brazil through Depositary Receipts, or “DRs.”

We filed an application to have the ADRs approved under the former rule by the Brazilian Central Bank and the CVM, and we received final approval on October 1, 2009.

If a holder of ADRs decides to exchange such ADRs for the underlying units, the holder will be entitled to (i) sell the units on the B3 and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our units, (ii) convert its investment into a foreign portfolio investment under Joint Resolution No. 13 (without the need of executing a simultaneous and symbolic foreign exchange transaction for this purpose), or (iii) convert its investment into a foreign direct investment under the New Foreign Exchange Law (without the need of executing a simultaneous and symbolic foreign exchange transaction for this purpose). See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences for an investor residing outside Brazil of investing in our units in Brazil.

If a holder of ADRs wishes to convert its investment into either a foreign portfolio investment under Joint Resolution No. 13 or a foreign direct investment under the New Foreign Exchange Law, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADRs for units (assuming registration is required pursuant to the conditions and thresholds set forth in Joint Resolution No. 13 and the Brazilian Central Bank regulations governing foreign direct investments under the New Foreign Exchange Law).

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

The holders of preferred shares are entitled to the following rights according to our By-Laws:

•	dividends and interest on shareholders’ own equity in an amount 10% higher than those attributed to common shares, as well as priority in the distribution;

•	participation on equal terms with the common shareholders, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of accrued income, reserves or any other resources;
•	priority in reimbursement of capital, without payment of premium, in the case of liquidation; and
•	tag-along rights in the event of a change in our control, under the same terms and conditions extended to our controlling shareholders.

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

According to our By-Laws, the dividends that are not claimed by shareholders within three years, from the beginning of their payment, shall be retained by us to our benefit.

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

The units are held by us (except units that underlie the ADSs which are held by our affiliate, S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.), as the custodian, in book-entry form in an account opened in the holder’s name. The transfer of ownership is effected by debiting the seller’s unit custody account and crediting the buyer’s unit custody account according to a written transfer order issued by the seller or a court authorization or transfer order delivered to the custodian, all of which are retained by the custodian. Dividends, interest on shareholders’ equity and/or cash bonuses shall be paid to the custodian and the custodian shall then transfer the amount to the custody agents for payment to the unit holders. The pledge, usufruct, right of succession, fiduciary transfer in guarantee and any other conditions, onus or encumbrances on the units must be registered in the custodian’s records, as well as noted in the corresponding statement of account of units.

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

An extraordinary general meeting may be held at any time, including together with an annual general meeting, Our shareholders in a general meeting are exclusively responsible for approving, among other matters: (i) amendments to our By-Laws; (ii) election and dismissal of members of our board of directors; (iii) creation of any reserves of profits, other than the legal reserve; (iv) suspension of the rights of a shareholder that has failed to comply with obligations under the law or our By-Laws; (v) approval of our consolidation, merger or spin-off; and (vi) approval of our dissolution or liquidation, approval of reports prepared by the liquidators and the election of a liquidator and members of the fiscal council to operate during a liquidation.

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

In general, the approval of any matter must occur through votes of shareholders attending a general meeting in person, or through a proxy, corresponding to at least the majority of the common shares represented at the meeting, and abstentions are not taken into account for this calculation. Nevertheless, the affirmative vote of shareholders representing at least one-half of the voting shares is needed for the approval of the following matters, among others: (i) reduction of the mandatory dividend to be distributed to our shareholders; (ii) changes in our business purpose; (iii) our merger, spin-off or consolidation; (iv) our participation in a corporate group (as defined by the Brazilian Corporate Law); (v) the termination of a state of liquidation; and (vi) our dissolution.

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

Responsibility for Calling General Meetings

It is usually the responsibility of our Board of Directors to call a general meeting, provided that such meetings may also be called by the following persons or bodies: (i) any shareholder, when our directors fail to call a meeting within 60 days of the date required by law or by our By-Laws; (ii) shareholders representing a minimum of 5% of our capital stock, if our managers fail to call a meeting, within eight days, in response to a justified request submitting matters to be discussed; (iii) shareholders representing a minimum of 5% of our capital stock, if our Board of Directors fails to call a meeting intended to install a Fiscal Council, within eight days of the request being made; and (iv) the Fiscal Council (if already installed), if our Board of Directors fails to call the annual general meeting; and (v) the Fiscal Council (if installed), whenever there are serious or urgent reasons.

Conditions for Admission to General Shareholders’ Meetings

Shareholders attending general meetings must prove that they are the holders of shares with voting rights, as set forth in the Brazilian Corporate Law. Our shareholders may be represented by a proxy (including a public proxy in accordance with CVM Resolution No. 81, of March 29, 2022, as amended), appointed not more than one year before the date of the meeting, and this representative must be a shareholder, a manager, a lawyer or, in the case of a publicly held company, as ours is, a financial institution, Investment funds may be represented by their respective administrators.

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

However, according to the Brazilian Corporate Law and our By-Laws, our shareholders do not have preemptive rights in cases of granting or exercise of any share call options (provided the share call option is granted by us in accordance with our By-Laws). In addition, our Board of Directors may exclude the preemptive right of our shareholders or reduce the exercise period, in the issuance of shares and subscription warrants whose placement is made through sale on stock exchange or public subscription, or share exchange, in a public offering of control acquisition.

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

Disposal of Control

Our By-Laws state that disposal of control of our company, either in a single transaction or in a series of transactions, must be subject to a condition precedent or a resolutory condition that the acquirer makes a public offer to acquire all the shares held by our other shareholders, both common and preferred. This is also compliant with the conditions and deadlines required by applicable law, ensuring that minority shareholders receive equal treatment with respect to the controlling shareholder in the disposal of control.

This public offer is also required (i) in cases where there is assignment for consideration of rights to subscribe for shares that may result in the disposal of the company’s control; and (ii) in case of disposal of control of a company that holds the controlling power over us.

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

Since January 1, 2025, portfolio investments have been regulated by Joint Resolution No. 13, which revoked the former rule (CMN Resolution No. 4,373, of March 30, 2015) which had been in force for about 10 years.

The main purpose of Joint Resolution No. 13 is to facilitate the entry of foreign investors in the Brazilian financial and capital markets. It introduced, among other things, the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad, without the need of converting these availabilities into portfolio investments by means of the execution of a simultaneous and symbolic foreign exchange transaction, which was previously required under CMN Resolution No. 4,373, as well as the possibility of the foreign investor making an investment directly from a nonresident checking or payment account in Brazilian reais opened with a local financial or payment institution. Reporting and local representation requirements applicable to this type of investment were also simplified.

With certain limited exceptions, under Joint Resolution No. 13 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock or futures exchange or an organized over-the-counter market, but may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under Santander Brasil’s shares are made through the commercial rate exchange market (assuming registration is required pursuant to the conditions and thresholds set forth in Joint Resolution No. 13 and the Brazilian Central Bank regulations governing foreign direct investments under the New Foreign Exchange Law).

Under Joint Resolution No. 13, the investment made by individuals or legal entities that are not resident in the financial market and in the securities market must comply with the following parameters:

•	investments must be made using the same financial instruments and modalities available to investors residing in Brazil;
•	non-resident investors will be subject to the same registration requirements and operational limits applicable to residents;

•	it will be necessary to respect any restrictions applicable to the trading environment, as well as other provisions expressly provided for in the current regulations;
•	the non-resident investor must constitute a representative in Brazil for Brazilian Central Bank and CVM purposes, except if the investment observes the following conditions, which exempt the investor from constituting said representative: (a) investments by non-resident natural persons (a.i) in financial assets, in any amount, when made from a nonresident checking or payment account denominated in Brazilian reais opened with a Brazilian financial or payment institution; (a.ii) in securities, in any amount, when made from a nonresident checking or payment account denominated in Brazilian reais opened with a Brazilian financial or payment institution; (a.iii) in financial assets, in up to R$2 million, when made from overseas remittances through the execution of a foreign exchange transaction; and (a.iv) in securities, in any amount, when made from overseas remittances through the execution of a foreign exchange transaction; and (b) investments by legal entities in financial assets, in any amount, when made from a nonresident checking or payment account denominated in Brazilian reais opened with a Brazilian financial or payment institution;
•	non-resident investors (other than those who are natural persons, except in the cases when the natural person invests over R$2 million in financial assets from overseas remittances through the execution of a foreign exchange transaction) must obtain registration as a non-resident investor with the CVM;
•	the non-resident investor must appoint a tax representative in Brazil; and
•	the non-resident investor must obtain a taxpayer identification number from the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to said regulation must, according to their nature: (i) be booked by a financial institution or by an entity authorized to carry out the bookkeeping of financial assets or securities, duly accredited by the Brazilian Central Bank or the CVM, subject to the respective regulatory spheres of authority; (ii) be in the custody of a financial institution or entity authorized to provide such service, in accordance with the provisions of the Brazilian Central Bank or the CVM, according to their respective spheres of authority; (iii) be registered in a registration system operated by an entity authorized by the Brazilian Central Bank or the CVM for the purposes of carrying out the activity of registration of financial assets or securities, in accordance with the provisions of the Brazilian Central Bank or the CVM, according to their respective spheres of authority; (iv) be deposited in a centralized deposit system, managed by a central depositary authorized to carry out this activity, under the terms established by the Brazilian Central Bank and the CVM, according to their respective spheres of authority; and (v) be held in a deposit or prepaid payment account, in a financial or payment institution authorized by the Brazilian Central Bank, or in a registration account, as provided for in article 12 of CMN Resolution No. 5,008, of March 24, 2022.

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

Pillar 2

On October 3, 2024, the Brazilian government published Provisional Measure No. 1,262 (“Provisional Measure No. 1,262/24”), which incorporates the model rules established by the OECD to promote a global corporate income tax reform. This measure introduces an additional 15% CSLL rate for companies that are part of multinational groups with annual revenues exceeding 750 million euros, subject to a minimum effective tax rate on profits earned in Brazil. On the same day, the RFB issued Normative Ruling No. 2,228 (“IN 2,228/24”), providing further regulations on Provisional Measure No. 1,262/24.

This proposal aligns with OECD’s Qualified Domestic Minimum Top-up Tax, which prioritizes the jurisdiction where the profits were originated when imposing a minimum income tax. If the minimum tax is not collected in Brazil, other jurisdictions may claim it on profits generated in the country. Provisional Measure No. 1,262/24 follows the OECD model to ensure that the additional CSLL paid in Brazil can be offset against the top-up tax that may be imposed by other jurisdictions. All entities whose results are consolidated into the financial statements of multinational groups, i.e., groups operating in more than one jurisdiction with annual revenues exceeding 750 million euros in two of the past four consecutive fiscal years, will be subject to the additional CSLL. This additional tax only applies to “excess” profits, defined as profits calculated according to Brazilian accounting standards (with certain adjustments) minus the so-called substance-based profits. The exclusion of substance-based profits aims to reduce the tax burden on results generated from operations intensive in tangible assets and labor.

The rules of Provisional Measure No. 1,262/24 have later been included in Law No. 15,079, of December 27, 2024, or “Law 15,079/24,” which was approved by the Brazilian National Congress and is currently in force.

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

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% for individuals or entities residing in a “Tax Haven.” According to Brazilian legislation, a “Tax Haven” jurisdiction is one in which there is no income taxation or where the local income tax rate is generally applied at rates under 17%, following the issuance of Law No. 14,596/2023, or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, if the investment is registered with the Brazilian Central Bank.

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

Capital gains earned by a Non-Resident Holder who (i) has its investment registered in Brazil with the Brazilian Central Bank under the rules of Joint Resolution No. 13, or “Registered Holder,” and (ii) is not a Tax Haven resident are exempt from income tax; and

Capital gains earned by a Non-Resident Holder who is not a Registered Holder or is a Tax Haven resident (Registered Holder or not) are currently subject to income tax at a rate of 15%. In this case, withholding income tax of 0.005% will be levied by the intermediary institution (that is, a broker) that receives the order directly from the Non-Resident Holder, which can be later offset against the 15% income tax due on the capital gain, which will be paid by the Non-Resident Holder’s tax representative in Brazil.

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

Although subject to interpretation, in the case of Non-Resident Holders carrying out investments pursuant to Joint Resolution No. 13, it is possible to sustain that the income tax should not apply at progressive rates under Law No. 13,259/16, but at a fixed rate of 15%. Moreover, Non-Resident Holders located in a Tax Haven jurisdiction are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

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

Upon receipt of the underlying units in exchange for ADRs, Non-Resident Holders may also elect to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign portfolio investment under Joint Resolution No. 13, which will entitle them to the tax treatment applicable to Registered Holders described above.

Alternatively, the Non-Resident Holder is also entitled to register with the Brazilian Central Bank the U.S. dollar value of such units as a foreign direct investment under the New Foreign Exchange Law, in which case the respective sale would be subject to the tax treatment applicable to transactions carried out of by a Non-Resident Holder that is not a Registered Holder.

Gains on the Exchange of Units for ADRs

The deposit of units in exchange for ADRs by a Non-Resident Holder may be subject to Brazilian income tax on capital gains if the acquisition cost of the units is lower than the market price for such units.

The difference between the acquisition cost and the average price of the units is considered a capital gain currently subject to income tax at the following progressive rates: (i) 15% for the portion of the gains up to R$5 million, (ii) 17.5% for the portion of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the portion of the gain that exceeds R$10 million but does not exceed R$30 million, and (iv) 22.5% for the portion of the gain that exceeds R$30 million), or 25.0% for Tax Haven residents. If a Non-Resident Holder that is a foreign direct investor under the New Foreign Exchange Law wishes to deposit its units into the ADR program in exchange for ADRs, such Non-Resident Holder will be required to present to the custodian evidence, if applicable, of payment of the income tax assessed on capital gains at the aforementioned progressive rates or, in the case of a Tax Haven resident, 25%.

The progressive rates of Law No. 13,259/16 to capital gains obtained by Non-Resident Holders not located in a Tax Haven will be applicable and for Non-Resident Holders (whether they are considered to be Non-Resident Holders as a result of Joint Resolution No. 13 or otherwise) located in a Tax Haven are subject to a specific tax regulation and remain taxed to a tax rate of 25%.

However, in certain circumstances, there may be arguments to sustain the position that such taxation is not applicable to Joint Resolution No. 13 Holders that invest in Brazil observing the conditions of Joint Resolution No. 13 and that are not resident or domiciled in a Low or Nil Tax Jurisdiction, which should be subject to the assessment of the withholding income tax at a fixed 15% rate.

Moreover, there are arguments to support the position that there should be no withholding tax on this transaction, because: (i) the deposit of units would not have represented the disposal of the investment; and (ii) the transaction is registered on the stock exchange. Given the uncertainty of these two positions, we recommend that you consult your tax advisors. Please note, however, that the RFB already took the position that the deposit of Shares in exchange for ADRs should be viewed as a taxable transaction in Brazil, following Cosit Tax Ruling No. 292, of December 17, 2024.

Tax on Foreign Exchange Transactions (IOF/Exchange)

The IOF on Exchange Transactions, or “IOF/Exchange,” is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 0.38%. However, foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under Joint Resolution No. 13 are generally subject to the IOF/Exchange at a rate of zero. The Brazilian government may increase any of these rates at any time, up to 25%. However, any increase in rates would only apply to future transactions.

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

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder might be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADRs or units. On December 28, 2021, certain Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022. However, the IRS has released a notice that indicates that the U.S. Treasury Department and the IRS are considering amendments to the Final Treasury Regulations and provides relief from certain provisions of the Final Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). We have not determined whether these limitations will prevent a U.S. Holder from claiming a foreign tax credit with respect to any withholding tax imposed on dividends on ADRs or units. U.S. Holders should therefore consult their tax advisors as to the availability of foreign tax credits for any amounts withheld with respect to dividends on ADRs or units. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2024. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

Committee	Main Responsibilities	Members	Meeting Frequency
Executive Risk Committee	• Enable the application, at the local level, of the Santander Group’s risk culture, aligning the Santander Brasil’s strategy, predisposition and risk tolerance level (“Main Guide”) to the mission and objective of its business areas	• CEO	Weekly
	• Approves the risk appetite secondary metrics that will be proposed to the board of directors of Santander Brasil;	• Vice President Executive Officer (Chief Risk Officer)
	• Manage exposures from different customers, economic sectors and types of risks, including, among others, the following functions:	• Vice President Executive Officer of Legal Affairs
	• Approve risk proposals for credit and market operations, including, among others, underwriting operations of fixed and variable income, customer limits for Treasury products, ALCO (Assets and Liabilities Committee) limits, debt restructuring proposals and payment arrangements;	• Director of Wholesale’s Credit Risk • Senior Head of Legal Affairs
	• Handle general issues related to market risk, cross-border limits, country risk, global banking operations, and market risk approvals;	• Vice President Executive Officer of Corporate and Investment Banking
	• Adopt and, if necessary, validate, portfolio sales or individual asset-credits;	• Vice President Executive Officer of Corporate Banking
	• Approve predefined internal risk regulations and monitor the Strategic Business Plan main indicators;	• Vice President Executive Officer of Wealth Management

Committee	Main Responsibilities	Members	Meeting Frequency
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
Risk Control Committee	• Oversee the Risk Profile and Assessment (RPA);	• Chief Financial Officer	Biweekly
	• Conduct a full segment and regular follow up of all risks, including Conduct Risk, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors;	• Chief Risk Officer • Vice President Executive Officer of Finance and Strategy
	• Conduct an independent and periodic control report on risk management activities, which includes:	• Senior Head of Enterprise Risk Management
	• Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the Bank and monitoring of key strategic projects;	• Senior Head of GIR and Relationship with Supervisors

Committee	Main Responsibilities	Members	Meeting Frequency

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

•        Approve and review the Strategic, Financial, Business Continuity and Recovery Plans

•        Chief Compliance Officer

•        Vice President Executive Officer of Legal Affairs

•        Chief Information Security Officer

•        Vice President Executive Officer of Internal Audit

•        Senior Head of Operational Risk and Internal Controls.

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
• Comprehensive and periodic monitoring of relevant risks related to the companies in the prudential conglomerate;
• Monitoring critical outsourcing contracts approved by the relevant forums;
• Monitoring the Risk Culture Plan;

Committee	Main Responsibilities	Members	Meeting Frequency
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

Our credit recovery tools include daily contact through our call center, digital channels, inclusion of defaulting customers within external sources of credit protection, sending collection letters, and direct contact through our branch network. In addition to the aforementioned tools, we use the following strategies:

•	Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with loans of higher values and/or are overdue more than 60 days.
•	We use specialized external firms to collect, report and assess high-risk customers. These firms are remunerated according to pre-established percentages applied to the amounts recovered.

The digital channels have been increasing in importance and have made it easier for customers to renegotiate debts.

Once we have exhausted all of the credit recovery resources available to us, we conduct sales of any remaining nonperforming loans. These sales are held periodically through an auction process, with the aim of obtaining optimal prices in the markets and thereby reducing the impact on us.

Assets and Liabilities Committee

Our asset and liability management strategy is defined by our assets and liabilities committee (ALCO), which operates under the guidelines and procedures established by the Santander Group. Members of the committee include our Chief Executive Officer, Chief Risk Officer, Vice President Executive Officer – Finance and Strategy, Vice President Executive Officer – CFO, Director – Financial Management (ALM) and the Chief Economist. The assets and liabilities committee establishes strategies, policies and procedures with the objective of managing our balance sheet and risk structure.

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

The market risk limits used by us are established along different metrics intended to cover all activity subject to market risk from many perspectives, applying criteria we believe to be conservative. The principal limits include:

Trading limits

i.	VaR and Stress VaR limits;
ii.	limits of equivalent positions and/or nominal;
iii.	sensitivity limits to interest rates;
iv.	vega and gamma limits; and
v.	limits aimed at reducing the volume of effective losses or protecting results already generated during the period:
•	loss trigger; and
•	stop loss.

Structural limits

i.	structural interest rate risk of the balance sheet:
•	sensitivity limit of net interest margin (“NIM”) over a one year horizon; and
•	sensitivity limit of market value of equity (“MVE”);
ii.	structural exchange rate risk comprised of the net position in each currency; and
iii.	liquidity risk: limits defined for short, long and concentration metrics and considering BAU and Stress scenario.

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

Trading Activity

•	VaR: as calculated by us, our internal VaR model is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence level, subject to certain assumptions and limitations discussed below. Our standard methodology is based on historical simulation of 520 days and is calculated using the VaR methodology “full revaluation.” In order to capture recent market volatility in the model, the reported VaR is the higher between the 1% percentile and the 1% weighted percentile of the simulated PnL distribution. The first VaR figure gives the same weight to all observed values, and the second one applies an exponential declining factor to give a higher weight for the most recent observations. This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of back testing exceptions. We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

1.	Assumptions and limitations: our VaR methodology should be interpreted in light of the limitations that (i) a one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day and (ii) at present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.
2.	Calibration measures: in order to calibrate our VaR model, we use back testing, which is a comparative analysis between VaR estimates and the daily clean Profit and Loss (theoretical result generated assuming the mark-to-market daily variation of the portfolio considering only the movement of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.
•	Stressed VaR: our stressed VaR model uses the same calculation methodology as VaR with the following two exceptions: (i) the stressed VaR uses a window of 260 days, instead of 520 days for the VaR; (ii) unlike when calculating the VaR the higher of the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, only the uniformly weighted percentile is used. All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. To determine the period of observation the market risk area has analyzed the history of the main market risk factors, which were chosen on the basis of expert criteria, and taking into account the most significant positions of our portfolio.
•	Stress Test: this is a simulation technique, which consists of estimating the potential impact on results by applying different stress scenarios to the trading portfolios and considering the same assumptions according to the relevant risk factor. These scenarios can replicate events that happened in the past (such as crisis events) or hypothetical scenarios. These results are analyzed at least monthly and, along with the VaR provide a fuller spectrum of the risk profile.
•	Sensitivities: our market risk sensitivity measures gauge the change (or sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors may be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

Non-trading Activities

•	Interest rate gap of assets and liabilities: focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. Gap analysis provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of future interest rate movements on NIM or equity. All on- and off-balance sheet items must be broken down by their flows and analyzed in terms of re-pricing and maturity.

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

Quantitative analysis

Trading activity

Quantitative analysis of daily VaR in 2024

Our risk performance with regard to trading activity in financial markets between 2022 and 2024, measured by daily VaR (measured at a 99% of confidence level, over a one day time frame), is shown in the following graph.

During 2024, VaR fluctuated between R$14.7 million and R$83.0 million, with an average of R$42.8 million. The histogram below shows the distribution of average risk in terms of VaR in 2024, where the accumulation of days with VaR levels between R$20 million and R$70 million can be observed in 93.3% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2024 VaR values by risk factor were as follows:

	2023	2024
	Period End	Low	Average	High	Period End

	(in millions of R$)
Trading VaR	30.8	14.7	42.8	83.0	45.4
Diversification Effect	(25.1)	(3.7)	(22.8)	(75.8)	(9.8)

	2023	2024
	Period End	Low	Average	High	Period End

	(in millions of R$)
Interest Rate VaR	23.9	16.1	41.4	72.9	33.7
Equity VaR	12.9	0.4	7.3	27.9	13.5
Foreign Exchange VaR	15.9	1.5	14.7	41.0	7.0
Commodity VaR	3.1	0.3	2.4	17.0	0.9

The average VaR for 2024 was R$42.8 million, with most of the risk due to interest rate positions, and Santander Brasil was relatively conservative in equity and commodities trading activity in line with the approach taken over the last few years.

The average VaR of the four main risk factors, interest rates, equity prices, exchange rates, and commodities, were R$41.4 million, R$7.3 million, R$14.7 million, and R$2.4 million respectively, with a negative average diversification effect of R$22.8 million. The chart below shows the evolution of the VaR for interest rates (IR), exchange rates (FX), equity prices (EQ), and commodities (CM), at a 99% confidence level, over a day time frame and a 15-day moving average.

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for customers. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments.

The chart below shows the VaR Vega performance of our structured derivatives business in 2024, 2023 and 2022. In the most recent year, this figure fluctuated around an average of R$9.35 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2024. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2024, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst-Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total

	(in millions of R$)
Total trading	(16.0)	(203.8)	(8.3)	(228.2)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$228.2 million as of December 31, 2024.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2024

Convertible Currencies

As of December 31, 2024, the sensitivity of net interest income at one year, to a parallel rise of 100 basis points in the local currency yield curve was R$798 million.

In addition, at the end of 2024, the sensitivity of MVE to parallel rises of 100 basis points in the yield curves was R$2,643 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2024 in millions of reais.

Gap	Total	0-1 Month	1-3 Months	3-6 Months	6-12 Months	1-3 Years	3-5 Years	> 5 Years	Not Sensitive
	(in millions of R$)
Money Market	141,663	102,596	516	834	3,146	1,749	1,766	6,025	25,033
Bonds	294,979	60,423	160	575	9,270	8,567	14,971	20,294	180,718
Loans	556,063	160,107	72,761	66,189	65,802	74,170	65,642	64,770	(13,377)
Permanent	24,579	—	—	—	—	—	—	—	24,579
Other	352,502	58,627	—	—	—	—	—	—	293,874
Total Assets	1,369,786	381,753	73,438	67,598	78,218	84,485	82,378	91,089	510,826
Money Market	(5,850)	(3,864)	(858)	(518)	(301)	(242)	(68)	—	—
Deposits	(663,222)	(443,524)	(8,839)	(12,218)	(11,920)	(17,371)	(18,646)	(83,559)	(67,144)
Loans Liability	(23,819)	(2,801)	(1,986)	(1,721)	(3,838)	(5,097)	(3,113)	(6,140)	878
Issues	(151,543)	(128,679)	(550)	(2,881)	(5,752)	(7,875)	(3,410)	(2,397)	—
Equity and Other	(525,352)	(78,400)	(18,788)	(27,855)	(38,659)	(8,287)	(1,499)	—	(351,863)
Total Liabilities	(1,369,786)	(657,268)	(31,022)	(45,193)	(60,469)	(38,871)	(26,738)	(92,096)	(418,129)
Balance Gap	—	(275,515)	42,416	22,405	17,749	45,614	55,641	(1,007)	92,698
Off-Balance Gap	36,135	20,158	3,769	(6,385)	(10,706)	8,133	(14,805)	(3,408)	39,379
Total Structural Gap	36,135	(255,357)	46,185	16,020	7,043	53,747	40,835	(4,415)	132,076
Accumulated Gap	36,135	(255,357)	(209,171)	(193,151)	(186,108)	(132,361)	(91,526)	(95,941)	36,135

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, increased R$65 million during 2024, reaching a maximum of R$798 million in December 2024. The sensitivity of the market value increased R$767 million in the year ended December 31, 2024, reaching a maximum of R$2,643 million in December 2024. The main factors in 2024 that influenced the sensitivity were the volatility of the interest curve, updating of methodologies and the effects of strategies in the business areas.

Interest Rate Risk Profile as of December 31, 2024

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2024 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive

	(in millions of R$)
Local Currency Gap
Money Market	108,134	82,063	516	834	3,146	1,749	1,766	6,025	12,036
Bonds	274,977	50,654	133	180	6,089	7,307	14,730	14,631	181,255
Loans	444,535	110,085	49,666	47,024	51,369	71,016	65,308	61,829	(11,764)
Permanent	24,578	—	—	—	—	—	—	—	24,578
Other	210,062	28,446	—	—	—	—	—	—	181,616
Total Assets	1,062,286	271,248	50,315	48,037	60,604	80,072	81,804	82,485	387,721
Money Market	(5,850)	(3,864)	(858)	(518)	(301)	(242)	(68)	—	—
Deposits	(619,426)	(425,104)	(4,128)	(8,051)	(10,660)	(15,595)	(18,011)	(83,559)	(54,319)
Loan Liabilities	(9,797)	(1,223)	(322)	(627)	(1,310)	(1,725)	(2,166)	(3,302)	878
Issues	(151,543)	(128,679)	(550)	(2,881)	(5,752)	(7,875)	(3,410)	(2,397)	—
Equity and Other	(288,442)	(24,590)	—	—	—	—	—	—	(263,852)
Total Liabilities	(1,075,057)	(583,459)	(5,857)	(12,076)	(18,023)	(25,436)	(23,655)	(89,258)	(317,292)
Balance Gap	(12,772)	(312,211)	44,458	35,961	42,581	54,635	58,149	(6,773)	70,429
Off-Balance Gap	32,454	20,274	(1,741)	(5,966)	(9,147)	7,875	(14,805)	(3,414)	39,379
Total Structural Gap	19,682	(291,938)	42,717	29,995	33,434	62,510	43,343	(10,187)	109,807
Accumulated Gap	19,682	(291,938)	(249,221)	(219,226)	(185,792)	(123,282)	(79,938)	(90,125)	19,682

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive

(in millions of R$)
Foreign Currency Gap
Money Market	33,529	20,532	—	—	—	—	—	—	12,997
Bonds	20,002	9,769	28	395	3,182	1,260	241	5,664	(537)
Loans	111,528	50,022	23,095	19,165	14,433	3,154	333	2,940	(1,614)
Permanent	—	—	—	—	—	—	—	—	—
Other	142,440	30,182	—	—		—	—	—	112,258
Total Assets	307,500	110,505	23,122	19,560	17,614	4,414	574	8,604	123,105
Money Market	—	—	—	—	—	—	—	—	—
Deposits	(43,796)	(18,420)	(4,711)	(4,167)	(1,259)	(1,777)	(636)	—	(12,825)
Loan Liabilities	(14,022)	(1,578)	(1,664)	(1,094)	(2,528)	(3,372)	(947)	(2,838)	—
Issues	—	—	—	—	—	—	—	—	—
Equity and Other	(236,910)	(53,810)	(18,788)	(27,855)	(38,659)	(8,287)	(1,499)	—	(88,011)
Total Liabilities	(294,728)	(73,809)	(25,164)	(33,117)	(42,446)	(13,435)	(3,083)	(2,838)	(100,836)
Balance Gap	12,772	36,697	(2,042)	(13,557)	(24,832)	(9,021)	(2,508)	5,766	22,269
Off-Balance Gap	3,681	(116)	5,510	(418)	(1,559)	258	—	6	—
Total Structural Gap	16,453	36,581	3,468	(13,975)	(26,391)	(8,763)	(2,508)	5,772	22,269
Accumulated Gap	16,453	36,581	40,049	26,075	(317)	(9,080)	(11,588)	(5,816)	16,453

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2024 and 2023 broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2024				2023
	Low	Average	High	Period End	Period End

	(in millions of R$)
Trading	14.7	42.8	83.0	45.4	30.8
Total	14.7	42.8	83.0	45.4	30.8

Note: VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2024				2023
	Low	Average	High	Period End	Period End

	(in millions of R$)
Interest rate risk
Trading	16.1	41.4	72.9	33.7	23.9
Total	16.1	41.4	72.9	33.7	23.9

Note: VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2024				2023
	Low	Average	High	Period End	Period End

	(in millions of R$)
Exchange rate risk
Trading	1.5	14.7	41.0	7.0	15.9
Total	1.5	14.7	41.0	7.0	15.9

Note: VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2024				2023
	Low	Average	High	Period End	Period End

	(in millions of R$)
Equity price risk
Trading	0.4	7.3	27.9	13.5	12.9
Total	0.4	7.3	27.9	13.5	12.9

Note: VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Commodity Price Risk

	At December 31,
	2024				2023
	Low	Average	High	Period End	Period End

	(in millions of R$)
Commodity price risk
Trading	0.3	2.4	17.0	0.9	3.1
Total	0.3	2.4	17.0	0.9	3.1

Our daily VaR estimates by activity were as set forth below:

	2024				2023
	Low	Average	High	Period End	Period End

	(in millions of R$)
Trading
Interest rate risk	16.1	41.4	72.9	33.7	23.9
Exchange rate risk	1.5	14.7	41.0	7.0	15.9
Equity price risk	0.4	7.3	27.9	13.5	12.9
Commodity price risk	0.3	2.4	17.0	0.9	3.1
Total Trading	14.7	42.8	83.0	45.4	30.8

Non-trading
Interest rate risk	2,224.1	2,949.9	4,527.0	4,527.0	2,010.8
Exchange rate risk	—	—	—	—	—
Equity price risk	—	—	—	—	—
Commodity price risk	—	—	—	—	—
Total Non-Trading	2,224.1	2,949.9	4,527.0	4,527.0	2,010.8
Total (Trading + Non-Trading)	2,238.8	2,992.7	4,610.0	4,572.4	2,041.6
Interest rate risk	2,240.2	2,991.3	4,599.9	4,560.7	2,034.7
Exchange rate risk	1.5	14.7	41.0	7.0	15.9
Equity price risk	0.4	7.3	27.9	13.5	12.9
Commodity price risk	0.3	2.4	17.0	0.9	3.1

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

Social and Environmental Risk

Since 2002, we have been at the forefront of social, environmental, and climate risk analysis in Brazil, and it has become part of our culture. We consider social, environmental and climate risks when deciding whether to maintain or extend credit. Our Social, Environmental and Climate Responsibility Policy, or “PRSAC,” complies with National Monetary Council Resolution No. 4,945/2021 and the SARB 14 self-regulation issued by FEBRABAN. Our PRSAC establishes guidelines for social-environmental practices applicable to business and stakeholder relations, such as relations with suppliers. These practices include social, environmental and climate risk assessment in granting or using credit, which complies with National Monetary Council Resolution No. 4,943/2021. This is carried out through the analysis of the socio-environmental practices of wholesale and core companies (empresas núcleo) SME customers, which have limits or credit risk greater than R$7 million and belong to one of 14 social, environmental and climate priorities sectors, based on their risk level.

We have been signatories of the Equator Principles since 2009. The Equator Principles are a framework used by financial institutions to determine, assess, and manage environmental and social risk in projects, and are based on the Performance Standards on Social and Environmental Sustainability of International Finance Corporation (IFC) and the World Bank Group.

In 2016, we started to consider climate change issues in the credit assessment of wholesale clients. In 2020, we started to use a water stress calculator in our socio-environmental assessments and we considered the concept of resilience for our clients in relation to physical and transition risks. This tool considers the client’s economic activity, hydrographic basin location and measures adopted to save water. It was developed considering the customer’s vulnerability to climate change in general, including changes in legislation or consumer preferences.

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

We believe that assessing the socio-environmental risk in our operations, also enables us to mitigate issues of operational, capital, credit, and reputational risk. Between January 1, 2024 and December 31, 2024, we screened 1,009 wholesale corporate customers, 681 Empresas Núcleo (Core Companies) customers, and 58 major new projects (including both those that are and that are not subject to the Equator Principles). Furthermore, wholesale segment customers are screened for environmental, social and climate related concerns by the new customer acceptance department when they begin their commercial relationship with us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—Social and environmental risks may have a material adverse effect on us.”

Other Information

Volatile market conditions arising from the continuation or escalation of the wars in Ukraine and in the Middle East, and the recent escalation of U.S.-China trade tensions following the U.S. presidential election, coupled with global supply chain disruptions and persistently high inflation, may result in significant changes in macroeconomic conditions, foreign exchange rates, interest rates, and the prices of our securities. Additionally, in Brazil, these global challenges are compounded by domestic factors such as a significant devaluation of the real and increasing interest rates due to heightened fiscal concerns. All of these factors could further exacerbate market volatility and adversely affect us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally.”

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

Fees and Expenses

BNYM, as depositary, may charge the following fees and expenses, among other things, to the ADS holders, any party depositing or withdrawing units or any party surrendering ADSs or to whom ADSs are issued (including, without limitation, any issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or any units deposited or deemed to be deposited or any distributions of ADSs in connection with a dividend or otherwise), or by owners of ADSs, as applicable, pursuant to the terms of the amended and restated deposit agreement (the “Deposit Agreement”) dated as of October 20, 2015 among us, BNYM and the owners and holders of the ADSs:

•	a fee of U.S.$5.00 or less for each 100 ADSs (or portion thereof) issued by, delivered by or surrendered to, as the case may be, the depositary;
•	a fee of U.S.$0.05 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;
•	a fee of U.S.$0.05 or less per ADS (or portion thereof) per annum for depositary services;
•	fees related to certain distributions of securities or rights to purchase additional units (where the depositary will not exercise or sell those rights on behalf of the owners), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities under the deposit agreement entered into with BNYM (for these purposes treating all such securities as if they were units) but which securities are instead distributed by the depositary to the owners of the ADRs;
•	such registration fees as may from time to time be in effect for the registration of transfers of units generally on the applicable registrar’s unit register and applicable to transfers of units to or from the name of the depositary or its nominee or the name of the custodian for the depositary or its nominee on the making of deposits or withdrawals;
•	certain cable and facsimile transmission fees and expenses;
•	such expenses as are incurred by the depositary in the conversion of foreign currency;
•	taxes and other governmental charges; and
•	any other charges payable by the depositary or the custodian appointed by the depositary, any of the depositary’s or such custodian’s agents or the agents of the depositary’s or such custodian’s agents, in connection with the servicing of units or other deposited securities (which charges shall be assessed against the owners as of the date or dates set by the depositary in accordance with the deposit agreement which we have entered into with BNYM and shall be payable at the sole discretion of the depositary by billing those owners for those charges or by deducting those charges from one or more cash dividends or other cash distributions).

We will only pay the fees described above to the extent we are a depositor of Units or the owners of ADS. The depositary may collect any of its fees by deduction from any cash distribution payable, or by selling a portion of any securities to be distributed, to owners that are obligated to pay those fees.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2024, such reimbursements amounted to U.S. $6.9 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of December 31, 2024, with the supervision and participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition, as required by the Brazilian Central Bank through CMN Resolution No. 4,968/21 and Resolution No. 130/21, the report related to the quality and adequacy of the internal controls will be issued within 45 days after the expected date of publication of the Brazilian GAAP financial statements, which is scheduled to be March 14, 2025.

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

With the supervision and participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework set by the COSO Integrated Framework 2013.

Based on this assessment, which was carried out through February 28, 2025, our management concluded that as of December 31, 2024, its internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers Auditores Independentes Ltda. which has audited our consolidated financial statements for the year ended December 31, 2024, has also audited the effectiveness our internal controls over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing in our consolidated financial statements included in “Item 18. Financial Statements.”

15C. Attestation Report of the Registered Public Accounting Firm

For the report, dated February 28, 2025, from PricewaterhouseCoopers Auditores Independentes Ltda., our registered public accounting firm, on the effectiveness of our internal control over financial reporting as of December 31, 2024, see “Item 18. Financial Statements.”

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

16B. Code of Ethics

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

A copy of our Code of Ethical Conduct is filed as Exhibit 11.1 to this annual report.

16C. Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees billed by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PricewaterhouseCoopers Auditores Independentes Ltda. for the fiscal years ended December 31, 2024 and 2023, as follows:

	For the year ended December 31,
	2024	2023

	(in millions of R$)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	30.0	27.1
Audit related	0.6	0.3
Tax services	0.1	0.2
Others	2.0	2.9
Total	32.7	30.5

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2024, according to applicable law totaled R$5.7 million.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our units, including units represented by ADRs, by us or our affiliates in 2024.

Calendar Months	Total Number of Units Purchased(1)	Average Price Paid per Unit in R$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs(2)(3)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs(2)(3)
January 2024	1,180,000	28.57	1,180,000	—
February 2024	—	—	—	—
March 2024	—	—	—	—
April 2024	—	—	—	—
May 2024	1,150,700	28.29	1,150,700	—
June 2024	—	—	—	—
July 2024	—	—	—	—
August 2024	—	—	—	—
September 2024	14,401	28.56	14,401	—
October 2024	168,500	27.40	168,500	—
November 2024	270,800	26.77	270,800	—
December 2024	—	—	—	—
Total	2,784,401	28.21	2,784,401	36,205,005

(1)	In the year ended December 31, 2024, no units, including units represented by ADRs, were purchased other than through a publicly announced plan or program by us.

(2)	On August 2, 2022, our board of directors approved, as a replacement for our previous buyback program, which expired on the same date, a new buyback program of our units and ADRs. Our units and ADRs will be acquired either directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program covers the acquisition of up to 36,986,424 units or ADRs, representing a combination of 36,986,424 common and 36,986,424 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 18 months beginning on August 3, 2022 and expiring on February 5, 2024. On January 24, 2024, our Board of Directors approved the unit repurchase buyback program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 36,205,005 units or ADRs, representing 36,205,005 common shares and 36,205,005 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. The term of the buyback program is 18 months counted from February 6, 2024, expiring on August 6, 2025.
(3)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the periods as approved by our board of directors.

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

Executive Sessions

NYSE rules require that independent directors must meet at regularly scheduled executive sessions without management present. Brazilian Corporate Law does not have a similar provision. According to Brazilian Corporate Law, up to one-third of the members of the Board of Directors can be elected from management members. Our Chief Executive Officer, Mario Roberto Opice Leão, is a member of our Board of Directors. There is no requirement that our independent directors meet regularly without management. As a result, our independent directors on our board do not typically meet in executive session.

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

Pursuant to the practices of corporate governance guidelines, on September 22, 2010, our Board of Directors approved a policy that regulates related party transactions, which was last revised on January 27, 2023. This policy provides rules which aim to ensure that all decisions, in particular those involving related parties and other situations with potential conflict of interests will be aligned with our interests and those of our shareholders. The policy applies to all employees, Directors and Executive Officers of Santander Brasil.

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

Code of Ethical Conduct

NYSE rules require that listed companies adopt and disclose a code of conduct and ethics for Directors, Officers and employees, and promptly disclose any waivers of the code for Directors or Executive Officers. Applicable Brazilian law does not have a similar requirement. We adopted a Code of Ethical Conduct on February 27, 2009, last revised on June 21, 2023, which regulates the set of ethical principles that shall guide the conduct of our employees, officers and directors of Santander Brasil, as well as of its affiliates. Our Code of Ethical Conduct complies with the requirements of the Sarbanes-Oxley Act and the NYSE rules.

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

16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

16J. Insider Trading Policies

We have adopted a policy of the trading of our securities that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. An English translation of our Policy on Trading in Our Own Securities is included as Exhibit 11.2 to this annual report.

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

Business Continuity and Crisis Management

Our business continuity management model takes into consideration both local (e.g., Brazilian Central Bank) and international guidelines (e.g., European Central Bank guidelines, CIMA – Cayman Islands Monetary Authority guidelines) for cybersecurity risks and includes plans to deal with severe events. We review the impact these events may have on day-to-day operations and endeavor to mitigate such threats. Our crisis governance mechanisms include our senior management as well as committees formed by previously defined and approved members. We also have mechanisms to trigger business continuity plans in case of cyber, operational and financial crises which involve the departments necessary to act and support our operations in the preparation and implementation of strategies to contain these types of crises.

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

Our local chief information security officer, or “CISO,” has been active in the technology areas of the Santander Group for more than 23 years, including strategic leadership roles for technological integration projects. He has a degree in information systems, and received a master’s degree in strategic information technology management. At Santander Brasil, our local CISO reports directly to our Technology and Operations Vice President.

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

In 2024, we continued to strengthen our cybersecurity and fraud ecosystems, proposing strategies to respond to a constantly changing threat environment, while supporting commercial value and improving the safety environment for clients. In 2025, we will prioritize monitoring the implementation of the technology and operations transformation model, as well as our positioning in cybersecurity, especially to continue maturing, improving, and evolving the cybersecurity defenses, with a special focus on emerging threats.

Cybersecurity Certifications

The Santander Group, which includes Santander Brasil and its subsidiaries, has ISO 27001 certification for the key global cybersecurity processes that support our global services. This external recognition, verified through an onsite inspection, confirms our alignment with industry best practices in terms of information security for the following key processes: (i) security operations center, or SOC alert management, (ii) cyber incident management, (iii) malware protection for endpoint security and (iv) attack surface management. We also hold a Service Organization Controls – SOC 1 Type 2 Report (SSAE 18), which provides an independent external recognition for the design and operating effectiveness of global cybersecurity controls, and focus on global cyber products and controls.

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

Cybersecurity Threats and Incidents

In 2024, we have continued evolving our cyber defenses in line with our cybersecurity strategy and key strategic initiatives. New controls were developed and implemented following a cyber-threat-led approach, covering current areas of risk and new attack methods, notably around supply chain, backup and recovery and fraud prevention measures reinforced by leveraging behavioral biometric solutions and machine learning technology.

To strengthen our response, streamline operations and maximize resources, we continue to operate the Santander Fusion Center, which enables closer collaboration between our various teams involved in cybersecurity. The Fusion Center operates 24 hours a day, 7 days a week, providing services to Santander Brasil and all its subsidiaries, detecting, monitoring, and responding to operational failures and cybersecurity events.

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

During the year ended December 31, 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

ITEM 19. EXHIBITS

(a)	Index to Consolidated Financial Statements

(b) List of Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on April 26, 2024 (incorporated by reference to our current report on Form 6-K (file no. 001-34476) filed with the SEC on April 26, 2024).

Exhibit Number	Description
2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-207353) filed with the SEC on October 9, 2015).
2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.5	Description of Securities.
4.1	Option Plan to Purchase Share Deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).
4.2	Long-Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).
4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).
4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).
4.5	Long-Term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).
4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit II to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).
4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).
4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit II to our Form 6-K/A (file no. 001-34476) filed with the SEC on December 3, 2015).
4.9	Deferred Bonus Plans related to 2016 (incorporated by reference to Exhibit III.1 to our Form 6-K (file no. 001-34476) filed with the SEC on November 21, 2016).
4.10	Deferred Bonus Plans related to 2024 (incorporated by reference to Exhibit X to our Form 6-K/A (file no. 001-34476) filed with the SEC on March 26, 2024).
4.11	Partnership Agreement between Santander Brasil and Getnet, executed on April 16, 2021 (English translation) (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on February 28, 2022).*
8.1	List of Subsidiaries (incorporated by reference to Note 3 to our Audited Consolidated Financial Statements filed with this Annual Report on Form 20-F).
11.1	English translation of the Code of Ethical Conduct of Santander Brasil, as revised on June 21, 2023.
11.2	English translation of the Policy on Trading in Our Own Securities of Santander Brasil, dated July 29, 2013 (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on February 26, 2024).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer.
97.1	English translation of Annex I (Recovery of Compensation Following the Restatement of Financial Statements) to the Compensation Policy of Santander Brasil, dated November 29, 2023 (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on February 26, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.

Exhibit Number	Description
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 28, 2025

BANCO SANTANDER (BRASIL) S.A.

By:	/s/ Mario Roberto Opice Leão
Name: Mario Roberto Opice Leão
Title: Chief Executive Officer

Consolidated Financial Statements | December 31, 2024 | F - 1

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Consolidated Financial Statements | December 31, 2024 | F - 2

Report of independent registered
public accounting firm

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinions on the financial statements and
internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o,

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

Consolidated Financial Statements | December 31, 2024 | F - 3

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

Supplemental information

The reconciliation of stockholders' equity and net income as of and for the years ended December 31, 2024, 2023 and 2022 and the statements of value added for the years ended December 31, 2024, 2023 and 2022, included in Appendix I and II, respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. For the purposes of forming our opinion, we evaluated whether the Appendix I is reconciled with the financial statements and accounting records, as applicable, as well as performed procedures to test the completeness and accuracy of the information presented in the supplemental information. Additionally, in forming our opinion on the statements of value added, we evaluated whether this Appendix II, including its form and content, is reconciled with the financial statements and accounting records, as applicable, and presented in conformity with Brazilian Corporate Law. In our opinion, the reconciliation of stockholders' equity and net income as of and for the years ended December 31, 2024, 2023 and 2022 and the statements of value added for the years ended December 31, 2024, 2023 and 2022 are fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

Consolidated Financial Statements | December 31, 2024 | F - 4

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

Measurement of expected credit losses

As described in Notes 1(c.3.1(ii)), 2(h), 9 and 46(b) to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, that involves management's judgment, as set forth in IFRS 9 - "Financial Instruments". At December 31, 2024, the impairment losses on loans and receivables was BRL 33,597,930 thousand on total loans and receivables at amortized cost was BRL 594,776,041 thousand. Management calculates Expected Credit Losses ('ECL') using three main components: a Probability of Default ('PD'), Loss Given Default ('LGD') and Exposure At Default ('EAD') including individual and collective models. The ECL measurement is based on management's estimate of the present value of future cash flows expected to be received, including the use of a variety of assumptions such as historical loss experience, credit quality, portfolio size, concentration, economic factors and estimated future cash flows. Additionally, management has considered forward-looking information, including changes in macroeconomic scenarios impacting the calculation model for provisioning expected credit losses.

The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment used by management in determining the expected credit losses, in particular the assumptions used in determining the PD and LGD, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to these assumptions; and (ii) the audit effort involved use of professionals with specialized skills and knowledge to assist in evaluating those assumptions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skills and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodology and models, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; and (iii) analysis over management's disclosures in the financial statements.

Consolidated Financial Statements | December 31, 2024 | F - 5

Banco Santander (Brasil) S.A.

Provisions for judicial and administrative
proceedings

As described in Notes 1(c.3.1(iv)), 2(q) and 22 to the consolidated financial statements, provisions for judicial and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel. As of December 31, 2024, the Company has recorded provisions for judicial and administrative proceedings of BRL 9,065,853 thousand. The Company also discloses a contingency in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to provisions for judicial and administrative proceedings is a critical audit matter are (i) there was significant judgment by management when assessing the likelihood of a loss being incurred; and (ii) the potential amount of the judicial and administrative proceedings. This in turn led to a high degree of auditor judgment and effort in evaluating management's assessment of the provisions for judicial and administrative proceedings, including the involvement of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included the understanding and testing of the design and the effectiveness of controls relating to identifying, assessing, monitoring, measuring, recording, and disclosing the provisions for judicial and administrative proceedings, including the completeness and accuracy of the data used. We performed confirmation procedures with the law firms responsible for administrative and legal proceedings to confirm the existence of active processes and the completeness of the information. Additionally, with the assistance of our professionals with specialized skills and knowledge, we evaluated the reasonableness of management's assessment for a sample of proceedings taking into consideration the individual progress of similar proceedings.

/s/PricewaterhouseCoopers

Auditores Independentes Ltda.

São Paulo, Brazil

February 28, 2025

We have served as the Company's auditor since 2016

Consolidated Financial Statements | December 31, 2024 | F - 6

*Values expressed in thousands, except when indicated

Consolidated Balance Sheet

Assets	Note	2024	2023

Cash	4	37,084,254	23,122,550

Financial Assets Measured at Fair Value Through Profit or Loss		231,001,886	208,921,896
Debt instruments	6	107,585,055	84,291,192
Equity instruments	7	2,968,823	3,422,154
Derivatives	8.a	40,175,818	29,269,652
Loans and advances to customers	9	4,911,803	3,040,712
Compulsory deposits with the Brazilian Central Bank		75,360,387	88,898,186

Financial Assets Measured At Fair Value Through Other Comprehensive Income		92,078,540	59,052,090
Debt instruments	6	92,058,907	59,036,137
Equity instruments	7	19,633	15,953

Financial Assets Measured At Amortized Cost		768,324,784	723,710,121
Loans and other receivables from credit institutions	5	30,177,627	25,716,845
Loans and advances to customers	9	561,178,111	514,936,423
Debt instruments	6	84,529,222	101,087,321
Compulsory deposits with the Brazilian Central Bank		92,439,824	81,969,532

Derivatives Used as Hedge Accounting	8.a	30,481	25,069

Non-Current Assets Held For Sale	10	1,042,273	914,072

Investments in Associates and Joint Ventures	11	3,640,176	1,609,780

Tax Assets		59,790,262	52,839,470
Current		11,566,385	9,393,766
Deferred	23.d	48,223,877	43,445,704

Other Assets	15	6,955,457	5,996,651

Permanent Assets	12	6,021,900	7,085,564

Intangible Assets		32,826,797	32,375,513
Goodwill	13	27,892,878	27,852,568
Other intangible assets	14	4,933,919	4,522,945

Total Assets		1,238,796,810	1,115,652,776

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2024 | F - 7

*Values expressed in thousands, except when indicated

Liabilities and Shareholders’ Equity	Note	2024	2023
Financial Liabilities Measured At Fair Value Through Profit or Loss		82,722,610	49,581,441
Derivatives	8.a	39,280,448	23,763,857
Short positions	8.b	39,396,666	19,831,991
Liabilities arising from securities	18	4,045,496	5,985,593

Financial Liabilities at Amortized Cost		1,001,581,240	910,550,506
Credit institution deposits	16	158,565,482	118,511,957
Customer deposits	17	605,068,163	583,220,576
Liabilities arising from securities	18	135,632,632	124,397,422
Debt instruments eligible as capital	19	23,137,784	19,626,967
Other financial liabilities	20	79,177,179	64,793,584

Derivatives Used as Hedge Accounting	8.a	129,826	1,176,571

Provisions		10,976,930	11,473,781
Obligations for pension funds and similar liabilities	22	1,364,437	2,543,504
Provisions for judicial and administrative proceedings, commitments, and other provisions	22	9,612,493	8,930,277

Tax Liabilities		10,175,193	8,999,893
Current		4,485,753	5,300,461
Deferred	23.d	5,689,440	3,699,432

Other Liabilities	24	13,383,879	19,014,230

Total Liabilities		1,118,969,678	1,000,796,422

Shareholders’ Equity	27	126,199,224	118,421,219
Share capital	27.a	65,000,000	55,000,000
Capital reserve		630,011	607,677
Treasury shares	27.d	(884,707)	(1,106,783)
Profit Reserve		61,453,920	63,920,325

Other Comprehensive Income		(6,707,539)	(3,968,215)

Shareholders’ Equity Attributable to the Parent		119,491,685	114,453,004

Non - Controlling interests	26	335,447	403,350

Total Shareholders’ Equity		119,827,132	114,856,354
Total Liabilities and Shareholders’ Equity		1,238,796,810	1,115,652,776

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2024 | F - 8

*Values expressed in thousands, except when indicated

Consolidated Statement of Income

	Note	2024	2023	2022

Interest and similar income	31	137,183,478	128,282,707	115,225,118
Interest and similar expenses	32	(80,504,918)	(81,398,673)	(67,721,941)
Net Interest Income		56,678,560	46,884,034	47,503,177
Equity instrument income	33	83,647	22,179	38,073
Equity method income (loss)	11.a	312,986	239,236	199,179
Fee and commission income	34	23,664,987	22,454,778	21,237,723
Fee and commission expense	35	(6,459,778)	(6,814,813)	(6,361,843)
Gains (losses) on financial assets and liabilities (net)	36	(1,358,674)	2,729,519	4,153,336
Financial assets measured at fair value through profit or loss		(641,147)	3,440,830	4,801,086
Financial instruments not measured at fair value through profit or loss		(180,427)	(463,844)	(239,777)
Other		(537,100)	(247,467)	(407,973)
Foreign exchange fluctuations (net)	37	1,487,679	1,065,167	545,890
Other operating expense (net)	38	(652,121)	(715,790)	(841,002)
Total Income		73,757,286	65,864,310	66,474,533
Administrative expenses		(20,416,504)	(19,562,641)	(18,240,113)
Personnel expenses	39.a	(11,597,996)	(10,813,926)	(9,896,995)
Other administrative expenses	40.a	(8,818,508)	(8,748,715)	(8,343,118)
Depreciation and amortization		(2,731,018)	(2,740,950)	(2,585,502)
Permanent assets	12.a	(1,586,278)	(1,841,616)	(1,860,043)
Intangible assets	14	(1,144,740)	(899,334)	(725,459)
Provisions (net)	22	(4,595,238)	(4,424,412)	(1,215,490)
Impairment losses on financial assets (net)	9.c	(28,484,030)	(28,008,086)	(24,828,749)
Financial assets measured at amortized cost		(28,484,030)	(28,008,086)	(24,828,749)
Impairment losses on other assets (net)		(252,487)	(250,173)	(161,434)
Other intangible assets	14	(48,897)	(19,473)	(31,251)
Other assets		(203,590)	(230,700)	(130,183)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	41	1,806,183	998,408	22,355
Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations	42	106,036	45,195	109,127
Operating Income Before Tax		19,190,228	11,921,651	19,574,727
Income taxes	23	(5,776,465)	(2,422,839)	(5,235,252)
Consolidated Net Income for the Fiscal Year		13,413,763	9,498,812	14,339,475
Profit attributable to the Parent Company		13,365,506	9,449,313	14,287,093
Profit attributable to non-controlling interests	26	48,257	49,499	52,382

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2024 | F - 9

*Values expressed in thousands, except when indicated

Consolidated Statement of Comprehensive Income

	2024	2023	2022
Consolidated Net Income for the Fiscal Year	13,413,763	9,498,812	14,339,475

Other Comprehensive Income that will be subsequently reclassified to profit or loss when specific conditions are met:	(1,978,264)	1,166,391	(1,108,715)

Financial Assets measured at fair value through Other Comprehensive Income	(2,164,544)	537,438	(707,433)
Financial assets measured at fair value through other comprehensive income	(4,130,998)	878,395	(1,333,521)
Taxes	1,966,454	(340,957)	626,088

Cash flow hedges	186,280	628,953	(401,282)
Fair value adjustment	355,207	1,199,318	(771,020)
Taxes	(168,927)	(570,365)	369,738

Other Comprehensive Income that will not be Reclassified to Net Profit:	(761,060)	(648,164)	28,701

Defined Benefits Plan	(502,235)	(620,233)	28,701
Defined benefits plan	(955,096)	(988,263)	202,674
Taxes	452,861	368,030	(173,973)

Others	(258,825)	(27,931)	-
Pension Contracts - IFRS 17	27,734	(46,552)	-
Goodwill	(256,936)	-	-
Others	(18,529)	-	-
Taxes	(11,094)	18,621	-

Total Comprehensive Income	10,674,439	10,017,039	13,259,461
Attributable to the parent company	10,626,182	9,967,540	13,207,079
Attributable to non-controlling interests	48,257	49,499	52,382
Total	10,674,439	10,017,039	13,259,461

The Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2024 | F - 10

*Values expressed in thousands, except when indicated

Consolidated Statement of Changes in Stockholders’ Equity

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2021		55,000,000	371,941	54,387,672	(713,039)	-	(47,576)	(2,924,221)	859,370	(1,294,001)	105,640,146	334,349	105,974,495
Total comprehensive income		-	-	-	-	14,287,093	(707,433)	28,701	-	(401,282)	13,207,079	52,382	13,259,461
Net Profit Attributable to the Parent Company		-	-	-	-	14,287,093	-	-	-	-	14,287,093	52,382	14,339,475
Other Comprehensive Income		-	-	-	-	-	(707,433)	28,701	-	(401,282)	(1,080,014)	-	(1,080,014)
Financial assets measured at fair value through Other Comprehensive Income		-	-	-	-	-	(707,433)	-	-	-	(707,433)	-	(707,433)
Employee Benefits Plan		-	-	-	-	-	-	28,701	-	-	28,701	-	28,701
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	(401,282)	(401,282)	-	(401,282)
Dividends and interest on equity from the previous fiscal year	27.b	-	-	-	-	(8,100,000)	-	-	-	-	(8,100,000)	-	(8,100,000)
Treasury shares	27.d	-	-	-	(506,277)	-	-	-	-	-	(506,277)	-	(506,277)
Share-based compensation		-	73,837	-	-	-	-	-	-	-	73,837	-	73,837
Other		-	-	(131,951)	-	-	-	-	-	-	(131,951)	110,611	(21,340)
Destinations:
Legal reserve		-	-	714,355	-	(714,355)	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	5,472,738	-	(5,472,738)	-	-	-	-	-	-	-
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	(1,695,283)	110,182,834	497,342	110,680,176

Consolidated Financial Statements | December 31, 2024 | F - 11

*Values expressed in thousands, except when indicated

Stockholders´ Equity Attributable to the Parent

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Pension Contracts - IFRS 17	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	-	(1,695,283)	110,182,834	497,342	110,680,176
Total comprehensive income		-	-	-	-	9,449,313	537,438	(620,233)	-	(27,931)	628,953	9,967,540	49,499	10,017,039
Net profit attributable to the Parent Company		-	-	-	-	9,449,313	-	-	-	-	-	9,449,313	49,499	9,498,812
Other comprehensive income		-	-	-	-	-	537,438	(620,233)	-	(27,931)	628,953	518,227	-	518,227
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	537,438	-	-	-	-	537,438	-	537,438
Employee Benefits Plan		-	-	-	-	-	-	(620,233)	-	-	-	(620,233)	-	(620,233)
Pension Contracts - IFRS 17		-	-	-	-	-	-	-	-	(27,931)	-	(27,931)	-	(27,931)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	628,953	628,953	-	628,953
Dividends and interest on capital	27.b	-	-	-	-	(6,200,000)	-	-	-	-	-	(6,200,000)	-	(6,200,000)
Share-based compensation	39.b	-	161,899	-	-	-	-	-	-	-	-	161,899	-	161,899
Treasury shares	27.d	-	-	-	112,533	-	-	-	-	-	-	112,533	-	112,533
Prescribed dividends		-	-	56,858	-	-	-	-	-	-	-	56,858	-	56,858
Unrealized profit		-	-	171,340	-	-	-	-	-	-	-	171,340	-	171,340
Other		-	-	-	-	-	-	-	-	-	-	-	(143,491)	(143,491)
Destinations:
Legal reserve		-	-	472,466	-	(472,466)	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	2,776,847	-	(2,776,847)	-	-	-	-	-	-	-	-
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(217,571)	(3,515,753)	859,370	(27,931)	(1,066,330)	114,453,004	403,350	114,856,354

Consolidated Financial Statements | December 31, 2024 | F - 12

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Pension Contracts - IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(217,571)	(3,515,753)	859,370	(27,931)	-	(1,066,330)	114,453,004	403,350	114,856,354
Total comprehensive income		-	-	-	-	13,365,506	(2,164,544)	(502,235)	-	16,640	(275,465)	186,280	10,626,182	48,257	10,674,439
Net profit attributable to the Parent Company		-	-	-	-	13,365,506	-	-	-	-	-	-	13,365,506	48,257	13,413,763
Other comprehensive income		-	-	-	-	-	(2,164,544)	(502,235)	-	16,640	(275,465)	186,280	(2,739,324)	-	(2,739,324)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(2,164,544)	-	-	-	-	-	(2,164,544)	-	(2,164,544)
Employee Benefits Plan (1)		-	-	-	-	-	-	(502,235)	-	-	-	-	(502,235)	-	(502,235)
Pension Contracts - IFRS 17		-	-	-	-	-	-	-	-	16,640	-	-	16,640	-	16,640
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	186,280	186,280	-	186,280
Other Equity Valuation Adjustments – goodwill on acquisitions of subsidiaries		-	-	-	-	-	-	-	-	-	(256,936)	-	(256,936)	-	(256,936)
Other Equity Valuation Adjustments – Other		-	-	-	-	-	-	-	-	-	(18,529)	-	(18,529)	-	(18,529)
Dividends and interest on capital	27.b	-	-	-	-	(6,000,000)	-	-	-	-	-	-	(6,000,000)	-	(6,000,000)
Share-based compensation		-	22,334	-	-	-	-	-	-	-	-	-	22,334	-	22,334
Treasury shares	27.d	-	-	-	222,076	-	-	-	-	-	-	-	222,076	-	222,076
Prescribed dividends		-	-	57,513	-	-	-	-	-	-	-	-	57,513	-	57,513
Unrealized profit		-	-	19,213	-	49,175	-	-	-	-	-	-	68,388	-	68,388
Capital increase		10,000,000	-	(10,000,000)	-	-	-	-	-	-	-	-	-	-	-
Other		-	-	42,188	-	-	-	-	-	-	-	-	42,188	(116,160)	(73,972)
Sale / Merger / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	(112,710)	(112,710)
Other		-	-	42,188	-	-	-	-	-	-	-	-	42,188	(3,450)	38,738
Destinations:
Legal reserve		-	-	668,275	-	(668,275)	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	6,746,406	-	(6,746,406)	-	-	-	-	-	-	-	-	-
Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	-	(2,382,115)	(4,017,988)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132

(1)	Includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 18, item d.2.

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2024 | F - 13

*Values expressed in thousands, except when indicated

Consolidated Statement of Cash Flows

	Note	2024	2023	2022
1. Cash Flows from Operating Activities
Consolidated Net Income for the Fiscal Year		13,413,763	9,498,812	14,339,475
Profit Adjustments		1,058,360	5,971,012	50,774,841
Depreciation of Tangible Assets	12.a	1,586,278	1,841,616	1,860,043
Amortization of Intangible Assets	14	1,144,740	899,334	725,459
Impairment Losses on Other Assets (Net)		252,487	250,173	161,434
Provisions (Net)		4,595,238	4,424,412	1,215,490
Losses on Financial Assets (Net)		28,484,030	28,008,086	24,828,749
Net gains on disposal of permanent assets, investments, and non-current assets held for sale		(1,912,219)	(855,565)	(130,673)
Income (Loss) Share under the Equity Method	11.a	(312,986)	(239,236)	(199,179)
Change in Deferred Tax Assets and Liabilities	23.d	(885,976)	(5,550,813)	64,318
Judicial Deposits Adjustment		(689,787)	(728,716)	(677,373)
Recoverable Taxes Adjustment		(376,938)	(557,008)	(813,225)
Effects of Exchange Rate Fluctuations on Assets and Liabilities		(30,769,354)	(21,430,674)	23,513,187
Other		(57,153)	(90,597)	226,611
Net (Increase) Decrease in Operating Assets		(187,674,524)	(129,083,634)	(90,965,616)
Financial Assets Measured at Fair Value through Profit or Loss		(20,980,632)	(88,026,729)	(86,362,989)
Financial Assets Measured at Fair Value Through Other Comprehensive Income		(38,961,379)	(3,895,444)	45,756,767
Financial Assets Measured at Amortized Cost		(124,915,673)	(41,870,299)	(46,336,754)
Other Assets		(2,816,840)	4,708,838	(4,022,640)
Net Increase (Decrease) in Operating Liabilities		157,494,648	156,121,109	38,775,762
Financial Liabilities Measured at Fair Value Through Profit or Loss		33,141,169	(86,825)	5,255,915
Financial Liabilities Measured at Amortized Cost		130,916,324	144,383,135	32,558,536
Other Liabilities		(6,562,845)	11,824,799	961,311
Tax Paid	23.a	(5,423,514)	(5,892,511)	(6,077,436)
Total Net Cash Flow from Operating Activities (1)		(21,131,267)	36,614,788	6,847,026
2. Cash Flows From Investing Activities
Investments		(3,435,838)	(3,963,094)	(3,804,400)
Subsidiary acquisition, minus net cash upon acquisition		(114,206)	(5,054)	(460,245)
Tangible Assets	12.a	(854,993)	(1,445,847)	(1,126,111)
Intangible Assets		(1,754,988)	(1,906,872)	(1,737,548)
Non-current Assets Held for Sale		(711,651)	(605,321)	(480,496)
Disposal		1,044,835	719,747	926,167
Tangible Assets	12.a	333,413	117,312	148,555
Intangible Assets		110,067	185,206	144,698
Non-current Assets Held for Sale		601,355	417,229	632,914
Dividends and Interest on Equity Received		375,236	663,032	172,944
Total Net Cash Flow from Investing Activities (2)		(2,015,767)	(2,580,315)	(2,705,289)
3. Cash Flows from Financing Activities
Acquisition (Disposal) of Own Shares	27.d	222,076	112,533	(506,277)
Issuance (Repurchase) of Debt Instruments Eligible as Capital	19	68,477	-	-
Issuance of Other Long-term Financial Liabilities	18	39,541,342	75,404,958	60,583,109
Dividends Paid and Interest on Equity		(5,618,714)	(5,450,390)	(7,393,031)
Payments of Other Long-term Financial Liabilities	18	(33,038,049)	(63,400,960)	(39,154,639)
Interest Payments on Debt Instruments Eligible as Capital	19	(132,243)	(713,974)	(861,717)
Increase (Decrease) in Non-controlling Interests	26.b	(112,710)	(134,214)	20,446
Capital Increase in Subsidiaries Through Non-controlling Interests	26.b	-	-	66,957
Total Net Cash Flow from Financing Activities (3)		930,179	5,817,953	12,754,848
Net Increase (Decrease) in Cash and Cash Equivalents (1+2+3)		(22,216,855)	39,852,426	16,896,585
Cash and Cash Equivalents at the Beginning of the Fiscal Year	4	89,417,760	49,565,334	32,668,749
Cash and Cash Equivalents at the End of the Fiscal Year	4	67,200,905	89,417,760	49,565,334

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2024 | F - 14

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

The Board of Directors authorized the issuance of the Consolidated Financial Statements for the year ended December 31, 2024, at the meeting held on February 27, 2025.

The referenced Financial Statements have been subject to a recommendation for approval issued by the Audit Committee of Banco Santander and received an unqualified opinion from the Independent Auditors.

b)	Basis for the presentation of the consolidated financial statements (prepared in accordance with IAS 1)

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS®) issued by the International Accounting Standards Board (IASB®) (currently referred to by the IFRS® Foundation as “IFRS® accounting standards”) and the interpretations issued by the IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®).

All relevant information specifically related to Banco Santander's financial statements, and only in relation to these, is being highlighted, and corresponds to the information used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations.

•  Amendments to IAS 1 – Presentation of Financial Statements: – The amendments are intended to specify the requirements for classifying liabilities as current or non-current. The amendments clarify what is meant by a right to defer settlement; that the right to defer must exist at the end of the reporting period; that the classification is not affected by the likelihood that the entity will exercise its right to defer; and that only if a derivative embedded in a convertible liability is itself an equity instrument, the terms of a liability will not affect its classification. The amendments to IAS 1 were effective from January 1, 2024 and have not had a material impact.

• Amendment to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosure: requires entities to provide additional disclosures about their supplier financing arrangements. The IASB issued these new requirements to provide users of financial statements with information that enables them to assess how supplier financing arrangements affect an entity’s obligations and cash flows, and to understand the effect of supplier financing arrangements on an entity’s exposure to liquidity risk and how the entity might be affected if the arrangements were no longer available to it. The amendments to IAS 7 and IFRS 7 were effective from January 1, 2024 and have not had a material impact.

• Amendment to IFRS 16 – Leases: Clarifies the requirements that a seller-lessee uses in measuring the lease liability arising from a sale and leaseback transaction, in order to ensure that the seller-lessee does not recognize any amount of gain or loss that relates to the right of use that it retains. The amendments to IFRS 16 were effective from January 1, 2024 and did not have a material impact.

Consolidated Financial Statements | December 31, 2024 | F - 15

*Values expressed in thousands, except when indicated

c.2) New standards and interpretations in force in future years

•	Amendment to IAS 21 - Effects of exchange rate changes and translation of Financial Statements: In instances where a currency is non-convertible, it can be difficult to ascertain an appropriate exchange rate. While uncommon, non-convertibility may arise when a government enforces currency controls that forbid currency exchange or restrict the amount of foreign currency transactions. The amendment to IAS 21 provides guidance on how entities should assess whether a currency is readily convertible and how to determine a spot exchange rate for currencies with limited exchangeability, as well as requires the disclosure of information that enables Financial Statement users to understand the impacts of a non-convertible currency. These changes are effective as of January 1, 2025. Santander does not foresee any material impacts.
•	Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments: The requirements for applying IFRS 9 are amended to include contracts to purchase and receive electricity, in addition to allowing the use of these contracts in hedge accounting. It also includes disclosure requirements on these contracts in IFRS 7. In addition, it clarifies that a financial liability is derecognized on the "settlement date" and introduces an accounting policy election to derecognize financial liabilities settled using an electronic payment system before the settlement date. Other clarifications include the classification of financial assets with ESG-linked characteristics through additional guidance on the assessment of contingent characteristics. Additional disclosures are introduced for financial instruments with contingent characteristics and equity instruments classified at fair value through other comprehensive income. The amendments are effective for reporting periods beginning on or after January 1, 2026. Santander is assessing the impacts of this change.
•	Annual Improvements to IFRS Accounting Standards - Volume 11: Includes clarifications, simplifications, corrections and amendments designed to improve the consistency of several IFRS Accounting Standards. The amended standards are: IFRS 1 - First-time adoption of International Financial Reporting Standards; IFRS 7 - Financial Instruments: Disclosures and accompanying guidance on the implementation of IFRS 7; IFRS 9 - Financial Instruments; IFRS 10 - Consolidated Financial Statements; and IAS 7 - Statement of Cash Flows. The amendments are effective for annual periods beginning on or after January 1, 2026, with earlier application permitted. Santander is assessing the impacts of this change.
•	IFRS 18 – Presentation and Disclosure in Financial Statements: Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investing and financing) in the income statement structure. It also requires companies to disclose explanations of management-defined performance measures related to the income statement.
These changes are effective for fiscal years beginning January 1, 2027. Santander is evaluating the impacts of this change.
•	IFRS 19 – Non-publicly-accountable subsidiaries: Disclosures: that allows a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. IFRS 19 is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. The new standard is effective for reporting periods beginning on or after January 1, 2027, with earlier application permitted. Santander is assessing the impacts of this change.

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

Notes 2.e and 46.c.8 detail the accounting treatment and sensitivity analysis pertaining to Financial Instruments, respectively.

ii.	Provisions for losses on credits due to impairment

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

Consolidated Financial Statements | December 31, 2024 | F - 16

*Values expressed in thousands, except when indicated

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

Notes 2.h and 46.b.2 detail the accounting treatment and credit risk assessment methods, respectively.

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

iv.	Provisions, contingent assets and liabilities

Provisions for legal and administrative proceedings are set up when the risk of loss in the legal or administrative action is assessed as probable and the amounts involved can be measured with sufficient certainty, based on their nature.

Explanatory note 2.q presents information and any significant changes to the provisions and contingent assets and liabilities of the Bank between December 31, 2024 and December 31, 2023.

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

Deferred tax assets and liabilities include temporary differences, identified as the amounts expected to be recovered or paid on differences between the carrying amounts of assets and liabilities and their respective calculation bases, and accumulated tax loss carryforwards and the negative basis of CSLL. These amounts are measured at the rates expected to apply in the period in which the asset is realized or the liability is settled. Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be used.

Other deferred tax assets (accumulated tax loss carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits so that they can be used. The recognized deferred tax assets and liabilities are reviewed at each balance sheet date, with the appropriate adjustments being made based on the findings of the analyses performed. The expectation of realization of the Bank's deferred tax assets is based on projections of future results and grounded in a technical study.

2.	Accounting policies and determination criteria

The accounting policies and calculation criteria used in preparing the consolidated financial statements were as follows:

Consolidated Financial Statements | December 31, 2024 | F - 17

*Values expressed in thousands, except when indicated

a) Functional and presentation currency

Banco Santander's consolidated financial statements are presented in Reais, the functional currency of the entities and the presentation currency of these statements.

For each subsidiary, foreign entity and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities are translated as follows:

- assets and liabilities are translated at the exchange rate on the balance sheet date.

- revenues and expenses are translated at the average monthly exchange rate.

- translation gains and losses on net investment are recorded in the statement of comprehensive income, under the "exchange rate variation on investees located abroad" line.

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

Consolidated Financial Statements | December 31, 2024 | F - 18

*Values expressed in thousands, except when indicated

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

Note 3 outlines the most significant transactions that took place in 2024 and 2023.

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

• Investments in subsidiaries, jointly-controlled entities, and associates (notes 3 and 11).

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

Financial assets are, for measurement purposes, included in one of the following categories:

• Financial assets measured at fair value through profit or loss: this category includes financial assets acquired with the intention of generating short-term profit from their price fluctuations and financial derivatives not classified as hedging instruments, where the Bank's primary business model is to engage in frequent trading, financial assets that did not meet the criteria established in the SPPI Test (principal and interest payments only) and financial assets for which the Fair Value Option was made at the time of initial designation.

Consolidated Financial Statements | December 31, 2024 | F - 19

*Values expressed in thousands, except when indicated

• Financial assets measured at fair value in Other Comprehensive Income: are financial assets that meet the SPPI criteria, the objective of which is to maintain the assets to receive contractual cash flows and also for sale.

Results arising from changes in fair value are recognized in the market value adjustment item in equity, with the exception of losses due to impairment, which are recognized in profit or loss. When a financial asset is disposed of or shows signs of a decline in fair value due to non-recovery, the result previously accumulated in the fair value adjustment account in equity is reclassified to profit or loss.

• Financial assets measured at amortized cost: this category includes financing granted to third parties, based on their nature, regardless of the type of borrower and the form of financing, including financial leasing transactions in which the entities included in the consolidation act as lessors. The entities included in the consolidation generally have a business model of holding the loans and credits they grant until their final maturity, which are therefore presented in the consolidated balance sheet at amortized cost (which includes the necessary adjustments to reflect estimated impairment losses).

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature under the following line items of the consolidated balance sheet:

•	“Cash and Cash Equivalents” and “Compulsory deposits with the Brazilian Central Bank”: cash balances and demand deposit credit balances with Brazilian Central Bank (Bacen).
•	"Financial assets measured at amortized cost": this includes loans granted by the Bank, as well as financial leasing credits and other outstanding balances of financial nature owed to the Bank, such as checks drawn on financial institutions, credit balances with clearing houses and settlement agencies for stock exchange and organized market transactions, bonuses paid in cash, capital calls, fees and commissions receivables for financial guarantees, and outstanding balances resulting from transactions not originated through banking operations and services, such as rent collections and similar items.
•	“Loans and other receivables from credit institutions”: credits of any kind in the name of financial institutions.
•	“Loans and advances to customers”: this includes outstanding balances of all other credits and loans granted by the Bank, including transactions conducted in the open market through centralized counterparties.
•	“Debt instruments”: bonds and other securities that constitute a debt obligation for the issuer, yield interest, and are issued in either physical or book-entry form.
•	"Equity instruments": financial instruments issued by other entities, such as shares, which are of an equity nature for the issuer, excluding investments in subsidiaries, jointly-controlled entities, or associates.
•	“Derivatives”: this includes the fair value in favor of the Bank from derivatives that are not categorized as hedging instruments.
•	“Derivatives used as hedging instruments”: this includes the fair value in favor of the Bank from derivatives assigned as hedging instruments.
•	“Investments in associates and joint ventures”: this includes investments in jointly-controlled entities or associates.

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

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either by eliminating or significantly reducing recognition or measurement inconsistencies (“accounting differences”) arising from the measurement of assets or liabilities or from the recognition of gains or losses on them on different bases, or because there is a group of financial liabilities or financial assets and liabilities that is managed and whose performance is assessed based on fair value, in accordance with a documented risk management or investment strategy, and information about the Bank is provided to the Bank's key management professionals on the same basis.

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

Consolidated Financial Statements | December 31, 2024 | F - 20

*Values expressed in thousands, except when indicated

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

• "Capital-eligible debt instruments": the value of financing received which, in terms of payment priority, rank below ordinary debt. This category also encompasses financial instruments issued by the Bank which, despite being shares for legal purposes, do not satisfy the criteria to be categorized as equity.

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

• “Equity instruments”: financial instruments issued by other entities, such as shares, which are equity instruments for the issuer, except investments in subsidiaries, jointly controlled entities or associates.

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

Consolidated Financial Statements | December 31, 2024 | F - 21

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2024 | F - 22

*Values expressed in thousands, except when indicated

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

For the accounting and disclosure of hedge accounting structures on December 31, 2024, the Bank used the option of IFRS 9 to maintain the practices determined by IAS 39.

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

On derecognition of a financial asset, the difference between the carrying amount of the asset (or carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained, less any new liability assumed) and (ii) any accumulated gains or losses recognized in “Other Comprehensive Income” is recorded in profit or loss.

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

Financial asset write-off due to credit assignment

The accounting treatment for the transfer of financial assets depends on the extent to which the risks and rewards associated with the transferred assets have been transferred to third parties:

Consolidated Financial Statements | December 31, 2024 | F - 23

*Values expressed in thousands, except when indicated

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

The table below provides details of the financial assets and liabilities subject to offsetting as of December 31, 2024 and 2023:

Thousand of Reais			2024

Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	42,380,547	(2,174,248)	40,206,299

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	41,584,522	(2,174,248)	39,410,274

Thousand of Reais			2023

Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	30,038,424	(743,702)	29,294,722

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	25,684,129	(743,702)	24,940,427

Consolidated Financial Statements | December 31, 2024 | F - 24

*Values expressed in thousands, except when indicated

h) Non-recoverable financial assetsrment of financial assets

i. Definition

A financial asset is deemed non-recoverable when objective evidence exists of events that:

• Cause an adverse impact on estimated future cash flows at the date of the transaction, in the case of debt instruments (loans and debt securities).

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

• The various types of risks to which each instrument is subject; and

• The circumstances under which collections are expected to be executed.

These cash flows are then discounted at the effective interest rate of the transaction.

Specifically regarding the adjustment in the recoverable amount resulting from the materialization of the insolvency risk of counterparties (credit risk), a debt instrument is deemed non-recoverable due to insolvency when there is evidence of a deterioration in the counterparty's payment capacity, whether due to being overdue or for other reasons.

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

Consolidated Financial Statements | December 31, 2024 | F - 25

*Values expressed in thousands, except when indicated

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

With regard to the provision for credit risk impairment losses, the Bank assesses all loans. Loans are either assessed individually for impairment or assessed collectively for impairment. Loans recorded at amortized cost that are not assessed individually for impairment are assessed collectively for impairment and are grouped together considering similarity of risk. Loans assessed individually for impairment are not included in balances assessed collectively for impairment.

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

The Probability of Default is determined using a one-year time horizon for transactions classified under stage 1, as well as over the lifetime of the asset (stages 2 and 3); that is, it quantifies the probability of the borrower defaulting. A loan is considered to be in default if either the principal or interest is overdue by ninety days or more, or if the loan is outstanding and there are significant doubts regarding the counterparty's solvency (subjective doubtful assets).

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

Furthermore, before writing off non-performing loans (which is done only after the Bank has exhausted all recovery efforts), a full provision is made for the remaining outstanding amount of the loan so that the loan loss provision fully covers the losses. Accordingly, the Bank understands that its loan loss provision methodology was developed to match its risk metrics and capture loans that could potentially show impairment.

iii. Debt instruments or equity instruments classified as financial assets measured at fair value through Other Comprehensive Income

The difference between the amortized cost and the fair value of debt instruments or equity instruments classified as financial assets measured at fair value through Other Comprehensive Income is recognized in equity, under the identically titled line item.

Consolidated Financial Statements | December 31, 2024 | F - 26

*Values expressed in thousands, except when indicated

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

i) Repurchase agreements

Purchases (sales) of financial assets under a non-optional repurchase (repo) agreement at a fixed price are recognized in the consolidated balance sheet as investments (funding) in repurchase agreements, depending on the nature of the debtor (creditor), classified under the line items "Cash and Cash Equivalents and compulsory deposits with the Brazilian Central Bank," "Loans and other receivables from credit institutions," or "Loans and advances to customers", (“Deposits from credit institutions” or “Customer deposits”).

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

Consolidated Financial Statements | December 31, 2024 | F - 27

*Values expressed in thousands, except when indicated

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

Lease liabilities are primarily adjusted for inflation (IGP-M), with the estimated projections as of the base date of December 31, 2024 detailed below:

IGP-M forecast
Up to 3 months	1.6%
From 3 to 12 months	6.2%
From 1 year to 3 years	4.0%
From 3 years to 5 years	4.0%
Over 5 years	4.0%

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

I) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets at the end of the years 2024 and 2023 is reported in note 43-d.

Consolidated Financial Statements | December 31, 2024 | F - 28

*Values expressed in thousands, except when indicated

m) Tangible asset

Tangible asset comprise the value of buildings, land, furniture, vehicles, computer hardware, and other equipment owned by the Bank. This category also includes tangible assets received by the Bank in full or partial settlement of financial assets representing receivables from third parties, which are intended for sustained use, as well as tangible assets acquired under finance leases, which are presented at their acquisition cost, minus their respective accumulated depreciation and any impairment losses (net book value exceeding the recoverable amount).

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

Goodwill is recognized only when the amount of the consideration acquired from the investee exceeds the fair value at the date of acquisition, and therefore represents a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that cannot be individually identified and separately recognized.

Annually or whenever there is any indication of loss to recoverable value, goodwill is tested for impairment (recoverability test) and if any loss exists, goodwill is written off and recognized as Losses on other assets (net) - Other intangible assets in the Consolidated Statement of Income.

Adjustments to the net fair value of identifiable assets, liabilities, and contingent liabilities of the invested entity in comparison to their carrying amount are individually allocated to the acquired identifiable assets and the assumed liabilities based on their respective fair values at the acquisition date.

Consolidated Financial Statements | December 31, 2024 | F - 29

*Values expressed in thousands, except when indicated

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

p) Insurance contracts

Insurance contracts recognized by the Bank are considered onerous, in accordance with the provisions established by IFRS 17. An insurance contract is deemed onerous at the date of initial recognition if the cash flows allocated for fulfillment, any previously recognized acquisition cash flows, and any cash flows arising from the contract at the date of initial recognition collectively result in a net outflow. A loss is recognized in profit or loss for the net outflow associated with the group of onerous contracts, which leads to the carrying amount of the liability for the group being equal to the fulfillment cash flows, and the contractual service margin of the group being zero.

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

Consolidated Financial Statements | December 31, 2024 | F - 30

*Values expressed in thousands, except when indicated

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

t) Recognition of income and expenses

The key criteria employed by the Bank for the recognition of its income and expenses are summarized below:

i. Interest and similar income and expenses

Interest and similar income and expenses are generally recognized on an accrual basis, using the effective interest rate method.

ii. Commissions, fees, and similar items

Fees and commission income and expenses are recognized in the income statement using criteria that vary according to their nature (notes 34 and 35). The key criteria are as follows:

Consolidated Financial Statements | December 31, 2024 | F - 31

*Values expressed in thousands, except when indicated

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

u.2) Guarantees and Credit Risk Mitigation Policy

Banco Santander performs credit risk management by utilizing guarantees in its operations. Each business unit is responsible for managing credit risk and formalizes the use of collateral in its credit policies.

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

Consolidated Financial Statements | December 31, 2024 | F - 32

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2024 | F - 33

*Values expressed in thousands, except when indicated

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

The Social Contribution on Net Income (CSLL) rate for all banks, financial institutions, private insurance companies, and capitalization entities (businesses operating within the financial sector) was increased by 1% for the base period from August 1, 2022 to December 1, 2022, as stipulated by Provisional Measure No. 1,115/2022.

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

Consolidated Financial Statements | December 31, 2024 | F - 34

*Values expressed in thousands, except when indicated

3.	Basis for consolidation

Highlighted below are both the direct and indirect subsidiaries, as well as investment funds included in the Consolidated Financial Statements of Banco Santander. Similar information regarding entities accounted for using the equity method by the Bank is provided in note 11.

		Number of Shares or Units Held (in Thousands)			12/31/2024
Investments	Business Segment	Ordinary Shares and Quotas	Preferred Shares	Equity interest of Banco Santander	Ownership Interest
Controlled by Banco Santander
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	50,159	—	100.00%	100.00%
Esfera Fidelidade S.A.	Services Provision	10,001	—	100.00%	100.00%
Return Capital Gestão de Ativos e Participações S.A. (New name for Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	Debt Collection and Credit Recovery Management	486,010	—	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda	Debt Collection and Credit Recovery Management	257,306	—	100.00%	100.00%
Rojo Entretenimento S.A.	Service Provision	7,417	—	95.00%	95.00%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	—	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	—	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consortium	872,186	—	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brokerage	14,067,640	14,067,640	100.00%	100.00%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brokerage	7,184	—	100.00%	100.00%
Santander Holding Imobiliária S.A.	Holding	558,601	—	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	—	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	—	100.00%	100.00%
SX Negócios Ltda.	Provision of Call Center Services	75,050	—	100.00%	100.00%
Tools Soluções e Serviços Compartilhados LTDA	Services Provision	192,000	—	100.00%	100.00%
Subsidiaries of Aymoré Credit, Financing and Investment S.A.
Banco Hyundai Capital Brasil S.A.	Bank	150,000	—	50.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Tecnology	500,411	—	100.00%	100.00%
Subsidiary of Santander Leasing
Banco Bandepe S.A.	Bank	3,589	—	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Securities Dealer	461	—	100.00%	100.00%
Subsidiaries of Sancap
Santander Capitalização S.A.	Capitalization	64,615	—	100.00%	100.00%
Evidence Previdência S.A.	Pension	42,819,564	—	100.00%	100.00%
Subsidiary of Santander Corretora de Seguros
América Gestão Serviços em Energia S.A.	Energy	653	—	70.00%	70.00%
Fit Economia de Energia S.A.	Energy Trading	10,400	—	65.00%	65.00%
Subsidiary of Santander Holding Imobiliária S.A.
Summer Empreendimentos Ltda.	Real Estate	17,084	—	100.00%	100.00%
Subsidiary of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda.	Broker	21,559	—	59.64%	59.64%
Toro Investimentos S.A.	Investments	44,101	—	13.23%	13.23%
Subsidiary of Toro Corretora de Títulos e de Valores Mobiliários Ltda.
Toro Investimentos S.A.	Investments	289,362	—	86.77%	86.77%
Jointly Controlled by Sancap
Santander Auto S.A.	Technology	22,452	—	50.00%	50.00%
Subsidiary of Toro Investimentos S.A.
Toro Asset Management S.A.	Investments	918,264	—	100.00%	100.00%

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);

Consolidated Financial Statements | December 31, 2024 | F - 35

*Values expressed in thousands, except when indicated

•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander Paraty QIF PLC (Santander Paraty) (2);
•	Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (1);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (2);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (3);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (3);
•	Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•	Fundo de Investimentos em Direitos Creditórios – Getnet;
•	Agro Flex Fundo de Investimento em Direitos Creditórios (3);
•	San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (3);
•	D365 – Fundo De Investimento em Direitos Creditórios (3);
•	Fundo de Investimento em Direitos Creditórios Tellus (3);
•	Fundo de Investimento em Direitos Creditórios Precato IV (3);
•	Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•	Ararinha Fundo de Investimento em Renda Fixa Longo Prazo; and
•	Hyundai Fundo de Investimento em Direitos Creditórios.

(1)	Banco Santander was listed as a creditor in certain overdue credit transactions that had real estate as collateral. The operation to recover these credits consisted of contributing the real estate as collateral to the capital of the Real Estate Investment Fund and subsequently transferring the Fund's shares to Banco Santander, through payment in kind for the aforementioned credit transactions.
(2)	Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and its exclusive fund Santander FI Hedge Strategies, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, and all records originate from the financial position of Santander FI Hedge Strategies.
(3)	Fund controlled by Return Capital Gestão de Ativos e Participações S.A.

Corporate actions have been undertaken to reorganize the operations and activities of the entities in accordance with the business plan of the Santander Conglomerate.

a)	Incorporation of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

On September 30, 2024, Return Capital S.A. (“Return Capital”) was fully incorporated by Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Return Participações”). The incorporation resulted in an increase in the share capital of Return Participações, in the amount of R$8,540,942,366.72 (eight billion, five hundred and forty million, nine hundred and forty-two thousand, three hundred and sixty-six reais and seventy-two centavos), through the issuance of 439,224,359 (four hundred and thirty-nine million, two hundred and twenty-four thousand, three hundred and fifty-nine) new common shares. As a result of the incorporation, Return Capital was extinguished by operation of law, being succeeded by Return Participações in all its rights and obligations.

b)	Incorporation of Mobills Labs Soluções Em Tecnologia Ltda by Toro Investimentos S.A.

On June 30, 2024, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills Labs”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Investimentos S.A. (“Toro Investimentos”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Labs did not imply an increase in the share capital of Toro Investimentos, since all of the shares issued by Mobills Labs were held by Toro Investimentos and, therefore, already reflected in the investment account by equivalence.

Consolidated Financial Statements | December 31, 2024 | F - 36

*Values expressed in thousands, except when indicated

c)	Incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A

On June 28, 2024, Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”) was fully incorporated, with its assets absorbed by its direct parent company, Santander Holding Imobiliária S.A. (“SHI”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Apê11 did not imply an increase in SHI’s share capital, since all of Apê11’s shares were held by SHI and, therefore, were already reflected in its equity investment account.

On December 22, 2023, Santander Holding Imobiliária S.A. (“SHI”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into, together with the shareholders of Apê11 Tecnologia e Negócios Imobiliários S.A. (“Apê11”), a certain Share Purchase and Sale Agreement to acquire the remaining 10% of the share capital of Apê11 (“Transaction”). As a result of the Transaction, SHI now holds 100% of the share capital of Apê11.

d)	Partnership between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

On June 27, 2024, following the completion of the conditions precedent of the transaction announced on July 24, 2023, Banco Santander (Brasil) S.A. concluded the establishment of a partnership with the Pluxee Group (previously called Sodexo).

The economic rationale of the transaction is essentially based on: (i) the synergies arising from the combination of the businesses of Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) with the Pluxee Group in Brazil and (ii) the company's ability to explore Santander's customer base to offer its products and services (i.e. the capillarity of Santander's counter).

For the formation of the partnership, Banco Santander contributed the amount equivalent to R$2,044 million attributed: (i) to its investment in its benefits subsidiary, Pluxee Instituição de Pagamento Brasil S.A. (current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”); (ii) to a portion of cash resources; (iii) to the exclusivity agreement for the exploration of its customer base.

As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the partnership investment vehicle.

e)	Incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

On May 31, 2024, Mobills Corretora de Seguros Ltda. (“Mobills Corretora”) was fully incorporated and its equity was absorbed by its direct parent company, Toro Asset Management S.A. (“Toro Asset”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mobills Corretora did not imply an increase in Toro Asset’s share capital, since all of Mobills Corretra’s shares were held by Toro Asset and, therefore, already reflected in an investment account by equivalence.

f)	Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) by Return Capital S.A.

On May 17, 2024, Return Capital S.A. (“Return”), a wholly-owned subsidiary of Banco Santander (Brasil) S.A., entered into a Share Purchase and Sale Agreement with the minority shareholders of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) (“Gira”) to acquire the 20% of Gira’s share capital held by the minority shareholders (“Transaction”). As a result of the Transaction, Banco Santander (Brasil) S.A. indirectly held 100% of Gira’s share capital.

g)	Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

On March 12, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) formalized, together with the shareholders of América Gestão Serviços em Energia S.A. (“América Energia”), a Share Purchase and Sale Agreement and Other Covenants with a view to acquiring 70% of the total and voting share capital of América Energia (“Transaction”). The completion of the Transaction was subject to the fulfillment of certain usual suspensive conditions in similar transactions, including obtaining the relevant regulatory authorizations. On July 4, 2024, with the completion of the Transaction, Santander Corretora came to hold 70% of the share capital of América Energia.

h)	Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable precedent conditions, the transaction for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company's share capital (“Transaction”).

i)	Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

On January 3, 2024, after fulfilling the conditions precedent, Banco Santander concluded the transaction to acquire all of the shares of Toro Participações, so that it indirectly hold 100% of the share capital of Toro Corretora de Títulos e Valores Mobiliários S.A. and Toro Investimentos S.A. On February 29, 2024, the incorporation of Toro Participações S.A. by Toro Corretora de Títulos e Valores Mobiliários S.A. was approved.

Consolidated Financial Statements | December 31, 2024 | F - 37

*Values expressed in thousands, except when indicated

j)	Total incorporation of Mob Soluções em Tecnologia Ltda. by Mobills Labs Soluções em Tecnologia Ltda.

On October 31, 2023, Mob Soluções em Tecnologia Ltda. (“Mob”) was fully incorporated and its equity was absorbed by its direct parent company, Mobills Labs Soluções em Tecnologia Ltda. (“Mobills”), in accordance with the conditions established in the Protocol and Justification of the transaction. The implementation of the full incorporation of Mob did not imply an increase in Mobills share capital, since all of Mob’s shares were held by Mobills and, therefore, already reflected in the equity investment account.

k)	Sale of the entire stake held in Banco PSA Finance Brasil S.A. and Stellantis Corretora de Seguros e Serviços Ltda.

On August 31, 2023, Aymoré Crédito, Financiamento e Investimento S.A. (“Aymoré”) and Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora de Seguros”) concluded the transaction for the sale of equity interests held (a) by Aymoré, representing 50% (fifty percent) of the share capital of Banco PSA Finance Brasil S.A. (“Banco PSA”), to Stellantis Financial Service, S.A. and (b) by Santander Corretora de Seguros, representing 50% (fifty percent) of the share capital of Stellantis Corretora de Seguros e Serviços Ltda. (“Stellantis Corretora”), to Stellantis Services Ltda. (“Transaction”).

With the conclusion of the Transaction, Aymoré ceased to hold an equity interest in Banco PSA and Santander Corretora de Seguros ceased to hold an equity interest in Stellantis Corretora.

l)	Safe of a portion of Santander Corretora in Webmotors S.A. to Carsales.com Investments PTY LTD.

On April 28, 2023, Santander Corretora de Seguros, Investimentos e Serviços S.A. (“Santander Corretora”) concluded the sale of shares representing 40% of the share capital of Webmotors S.A. (“Webmotors”) to Carsales.com Investments PTY LTD (“Carsales”) (“Transaction”). With the conclusion of the Transaction, Santander Corretora became the holder of 30% and Carsales of 70% of the share capital of Webmotors.

4.	Cash and cash equivalents

Thousand of Reais	2024	2023	2022
Cash	3,639,280	3,770,483	4,001,885
Cash and Cash Equivalents and Investments in Foreign Currency Overseas	33,444,974	19,352,067	18,001,554
Repurchase Agreements	28,103,405	65,766,340	27,344,519
Investments in Interbank Deposit Certificates (CDI)	2,013,246	528,870	217,376
Total	67,200,905	89,417,760	49,565,334

Information related to December 31, 2022, are presented to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Consolidated Statement of Cash Flows.

5.	Loans and other receivables from credit institutions

The breakdown, by classification, type, and currency, of the balances under the "Loans and Other Receivables from Credit Institutions" line item in the consolidated balance sheets is as follows:

Thousand of Reais	2024	2023

Classification:
Financial assets measured at amortized cost	30,177,627	25,716,845
Comprising:
Loans and other receivables from credit institutions at amortized cost	30,179,048	25,724,609
Provision for impairment losses (note 9.c)	(1,421)	(7,764)
Loans and other receivables from credit institutions, net	30,177,627	25,716,845
Loans and other receivables from credit institutions, gross	30,179,048	25,724,609

Type:
Time deposit investments	14,667,515	10,337,746
Repurchase agreements (1)	3,032,113	2,980,557
Judicial deposits	12,356,984	10,730,571
Other accounts	122,436	1,675,735
Total	30,179,048	25,724,609
(1)	Secured by debt instruments

Consolidated Financial Statements | December 31, 2024 | F - 38

*Values expressed in thousands, except when indicated

Thousand of Reais	2024	2023

Currency:
Brazilian Real	27,299,731	23,885,181
U.S. Dollar	2,235,826	775,000
Euro	643,491	1,064,428
Total	30,179,048	25,724,609

Note 43-d provides details on the residual maturity periods of financial assets measured at amortized cost.

6.	Debt instruments

The breakdown, by classification, type, and currency, of the balances within the “Debt Instruments” line item is as follows:

Thousand of Reais	2024	2023

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	107,585,055	84,291,192
Financial Assets Measured at Fair Value through Other Comprehensive Income	92,058,907	59,036,137
Financial Assets Measured at Amortized Cost	84,529,222	101,087,321
Comprising:
Debt instruments at Amortized Cost	86,598,778	102,673,487
Provision for impairment losses (note 9.c)	(2,069,556)	(1,586,166)
Total	284,173,184	244,414,650

Type:
Government securities - Brazil (1)	190,643,118	148,750,440
Debentures and promissory notes	70,450,135	49,083,296
Other debt securities	23,079,931	46,580,914
Total	284,173,184	244,414,650
(1)	These primarily refer to National Treasury Bills (LTN), Treasury Financial Bills (LFT), and National Treasury Notes (NTN-A, NTN-B, NTN-C, and NTN-F).

The Debt Instruments primarily consist of:

Thousand of Reais	2024	2023

Currency:
Brazilian Real	262,560,537	227,117,943
U.S. Dollar	19,541,153	14,748,652
Mexican Peso	2,071,494	2,548,055
Total	284,173,184	244,414,650

Thousand of Reais	2024	2023

Debt Instruments linked to:
Repurchase Agreements	84,894,642	61,802,969
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	22,083,244	16,924,556
Linked to judicial deposits and other guarantees	12,736,275	18,283,802
Total	119,714,161	97,011,327

Note 43-d provides details on the residual maturity periods of financial assets measured at fair value through Other Comprehensive Income and financial assets measured at amortized cost.

Consolidated Financial Statements | December 31, 2024 | F - 39

*Values expressed in thousands, except when indicated

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances in the "Equity Instruments" line item is as follows:

Thousand of Reais	2024	2023

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	2,968,823	3,422,154
Financial Assets Measured at Fair Value Through Other Comprehensive Income	19,633	15,953
Total	2,988,456	3,438,107

Type:
Shares of domestic companies	2,048,007	1,955,931
Shares of foreign companies	54,886	99,424
Investment funds (1)	885,563	1,382,752
Total	2,988,456	3,438,107
(1)	Primarily composed of investments in fixed income assets and both government and private securities.

b) Changes

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Profit or Loss" were as follows:

Thousand of Reais	2024	2023	2022

Balance at the beginning of the fiscal year	3,422,154	2,605,279	2,498,317
Additions/Disposals (Net)	(453,331)	816,875	106,962
Balance at the end of the fiscal year	2,968,823	3,422,154	2,605,279

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Other Comprehensive Income" were as follows:

Thousand of Reais	2024	2023	2022

Balance at the beginning of the fiscal year	15,953	33,493	29,187
Additions/Disposals (Net)	3,680	(17,540)	4,306
Balance at the end of the fiscal year	19,633	15,953	33,493

Consolidated Financial Statements | December 31, 2024 | F - 40

*Values expressed in thousands, except when indicated

8.	Derivative financial instruments

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

a) Derivative Financial Instruments

a.1) Derivative Financial Instruments Recorded in the Off-Balance Sheet and Equity Accounts.

Overview of Trading and Hedging Derivatives Portfolio

	2024	2023
Assets
Swap Differential Receivables	16,710,659	12,360,719
Premiums on Unexercised Options	4,960,933	2,635,506
Forward Contracts and Others	18,534,707	14,298,496
Total	40,206,299	29,294,721

Liabilities
Swap Differential Payables	16,746,167	13,226,716
Premiums on Issued Options	4,455,074	2,685,361
Forward Contracts and Others	18,209,033	9,028,351
Total	39,410,274	24,940,428

Consolidated Financial Statements | December 31, 2024 | F - 41

*Values expressed in thousands, except when indicated

Breakdown by Category

Trading	2024			2023

	Notional Value (1)	Curve Value	Fair Value	Notional Value(1)	Curve Value	Fair Value
Swap	858,277,413	(5,247,457)	(35,508)	811,921,798	(1,927,124)	(865,997)
Assets	421,892,846	11,989,199	16,710,659	402,812,781	9,193,215	12,360,719
Interest Rate	212,769,602	8,288,494	9,155,516	188,604,258	5,054,833	6,383,261
Foreign Currency	207,863,441	3,593,516	7,449,012	212,970,458	4,136,463	5,977,193
Other	1,259,803	107,189	106,131	1,238,065	1,919	265
Liabilities	436,384,567	(17,236,656)	(16,746,167)	409,109,017	(11,120,339)	(13,226,716)
Interest Rates	300,101,297	(13,645,096)	(13,848,265)	262,437,458	(9,117,639)	(9,680,343)
Foreign Currency	133,470,413	(3,588,425)	(2,726,684)	143,788,702	(1,907,489)	(3,332,851)
Others	2,812,857	(3,135)	(171,218)	2,882,857	(95,211)	(213,522)
Options	538,580,487	(1,728,092)	505,859	857,662,210	(1,112,873)	(49,854)
Purchase Commitments	248,136,848	2,889,580	4,960,933	419,095,673	2,252,815	2,635,507
Foreign Currency Call Options	17,652,929	1,170,432	2,035,002	7,711,827	497,534	426,074
Foreign Currency Put Options	10,969,754	449,432	297,814	5,326,447	408,144	489,785
Other Call Options	25,078,274	769,593	2,530,004	89,142,771	661,537	1,183,085
Interbank Market	4,228,408	420,720	1,456,616	3,729,452	217,219	265,824
Others (2)	20,849,866	348,873	1,073,388	85,413,319	444,318	917,261
Put Option - Other	194,435,891	500,123	98,113	316,914,628	685,600	536,563
Interbank Market	553,161	111,802	80,262	543,157	46,852	30,439
Other (2)	193,882,730	388,321	17,851	316,371,471	638,748	506,124
Sale Commitments	290,443,639	(4,617,672)	(4,455,074)	438,566,536	(3,365,688)	(2,685,360)
Foreign Currency Call Options	10,516,526	(597,168)	(786,706)	3,453,152	(288,349)	(466,324)
Foreign Currency Put Options	11,046,513	(555,932)	(275,212)	4,642,411	(288,799)	(431,952)
Other Call Options	57,500,051	(2,868,865)	(3,203,477)	113,106,162	(2,029,925)	(999,258)
Interbank Market	21,145,788	(2,104,995)	(1,578,796)	17,295,280	(1,479,724)	(710,121)
Other (2)	36,354,263	(763,870)	(1,624,681)	95,810,882	(550,201)	(289,137)
Other Put Options	211,380,549	(595,707)	(189,679)	317,364,811	(758,615)	(787,826)
Interbank Market	1,395,691	(155,776)	(29,908)	370,221	(24,912)	(23,004)
Other (2)	209,984,858	(439,931)	(159,771)	316,994,590	(733,703)	(764,822)
Futures Contracts	785,337,224	-	-	325,170,915	-	-
Long Position	396,239,839	-	-	164,682,752	-	-
Exchange Coupon (DDI)	143,814,584	-	-	41,331,942	-	-
Interest Rates (DI1 and DIA)	135,768,788	-	-	48,254,715	-	-
Foreign Currency	106,481,787	-	-	68,838,058	-	-
Indexes (3)	7,717,797	-	-	5,269,712	-	-
Others	2,456,883	-	-	988,325	-	-
Short Position	389,097,385	-	-	160,488,163	-	-
Exchange Coupon (DDI)	143,814,584	-	-	41,331,942	-	-
Interest Rate (DI1 and DIA)	138,131,331	-	-	48,339,061	-	-
Foreign Currency	96,976,790	-	-	64,559,123	-	-
Index (3)	7,717,797	-	-	5,269,712	-	-
Treasury Bonds/Notes	2,456,883	-	-	988,325	-	-
Forward Contracts and Others	443,722,256	6,675,015	325,674	331,009,278	3,288,881	5,270,145
Purchase Commitments	226,379,907	13,065,871	18,534,707	167,191,253	17,249,113	14,298,496
Currencies	176,481,430	4,649,383	2,617,536	134,610,617	17,042,331	4,932,719
Other	49,898,477	8,416,488	15,917,171	32,580,636	206,782	9,365,777
Sale Commitments	217,342,349	(6,390,856)	(18,209,033)	163,818,025	(13,960,232)	(9,028,351)
Currencies	177,766,056	(5,934,009)	(6,151,264)	130,779,288	(13,211,003)	(1,766,190)
Other	39,576,293	(456,847)	(12,057,769)	33,038,737	(749,229)	(7,262,161)
(1)	Adjusted nominal value of the contracts minal value of updated contracts.
(2)	Includes index options, primarily options related to U.S. Treasury, stocks, and stock indices.
(3)	Includes Bovespa and S&P indices.

Consolidated Financial Statements | December 31, 2024 | F - 42

*Values expressed in thousands, except when indicated

a.2) Derivatives Financial Instruments by Counterparty

Notional				2024
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	248,822,684	408,569,543	200,885,186	858,277,413
Options	72,193,642	7,707,652	458,679,193	538,580,487
Futures Contracts	13,890,950	3,628,688	767,817,586	785,337,224
Forward Contracts and Others	180,609,297	193,284,055	69,828,904	443,722,256
(1)	Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Notional				2023
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	185,745,740	224,140,567	402,035,491	811,921,798
Options	37,900,600	2,114,539	817,647,071	857,662,210
Futures Contracts	9,280,965	-	315,889,950	325,170,915
Forward Contracts and Others	152,776,820	118,459,171	59,773,287	331,009,278
(1)	Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2024
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	118,831,333	142,493,857	596,952,223	858,277,413
Options	80,264,346	375,497,526	82,818,615	538,580,487
Futures Contracts	415,684,910	197,209,979	172,442,335	785,337,224
Forward Contracts and Others	273,869,288	104,483,252	65,369,716	443,722,256

Consolidated Financial Statements | December 31, 2024 | F - 43

*Values expressed in thousands, except when indicated

Notional				2023
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	148,297,616	146,064,207	517,559,975	811,921,798
Options	695,558,723	110,627,263	51,476,224	857,662,210
Futures Contracts	168,364,771	70,492,546	86,313,598	325,170,915
Forward Contracts and Others	187,900,674	90,382,978	52,725,626	331,009,278

a.4) Derivative Financial Instruments by Trading Market

Notional	Stock Exchanges (1)	Over-the-Counter Market	2024
			Total
Swap	167,924,413	690,353,000	858,277,413
Options	415,336,707	123,243,780	538,580,487
Futures Contracts	781,708,536	3,628,688	785,337,224
Forward Contracts and Others	55,754,746	387,967,510	443,722,256
(1)	Includes trades with B3 S.A.

Notional	Stock Exchanges (1)	Over-the-Counter Market	2023
			Total
Swap	93,891,621	718,030,177	811,921,798
Options	782,343,569	75,318,641	857,662,210
Futures Contracts	325,170,915	-	325,170,915
Forward Contracts and Others	28,054,581	302,954,697	331,009,278
(1)	Includes trades with B3 S.A.

Consolidated Financial Statements | December 31, 2024 | F - 44

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

Below, the composition of the Credit Derivatives portfolio shown by its reference value.

		2024		2023

	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Return Swap Rate	Credit Swap	Total Return Swap Rate	Credit Swap
Credit Swaps	4,421,208	16,153,307	3,456,614	10,293,916
Total	4,421,208	16,153,307	3,456,614	10,293,916

Consolidated Financial Statements | December 31, 2024 | F - 45

*Values expressed in thousands, except when indicated

During the period, there were no credit events associated with the precipitating factors specified in the contracts.

		2024		2023
	Over		Over
Maximum Potential for Future Payments - Gross	12 Months	Total	12 Months	Total
Per Instrument
CDS	20,574,515	20,574,515	13,750,530	13,750,530
Total	20,574,515	20,574,515	13,750,530	13,750,530
By Risk Rating
Below Investment Grade	20,574,515	20,574,515	13,750,530	13,750,530
Total	20,574,515	20,574,515	13,750,530	13,750,530
By Reference Entity
Brazilian Government	20,574,515	20,574,515	13,750,530	13,750,530
Total	20,574,515	20,574,515	13,750,530	13,750,530

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

Consolidated Financial Statements | December 31, 2024 | F - 46

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2024 | F - 47

*Values expressed in thousands, except when indicated

						12/31/2024
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	30,481	222,625	253,106	10,979	200,658	211,637
Loan Operations Hedge	30,481	222,625	253,106	10,979	200,658	211,637
Futures Contracts	160,951	43,416,076	43,577,027	(222,149)	38,332,070	38,109,921
Loan Operations Hedge	156,408	13,238,024	13,394,432	(54,560)	10,017,522	9,962,962
Securities Hedge	(142,206)	25,344,183	25,201,977	213,204	22,504,539	22,717,743
Funding Hedge	146,749	4,833,869	4,980,618	(380,793)	5,810,009	5,429,216

						12/31/2023
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	183,368	288,766	472,134	138,079	272,805	410,884
Loan Operations Hedge	183,368	288,766	472,134	138,079	272,805	410,884
Future Contracts	144,508	25,701,246	25,845,754	(3,535,965)	28,817,259	25,281,294
Loan Operations Hedge	2,497,014	12,759,016	15,256,030	(2,290,079)	15,593,616	13,303,537
Securities Hedge	(1,489,802)	2,496,723	1,006,921	623,749	579,793	1,203,542
Funding Hedge	(862,704)	10,445,507	9,582,803	(1,869,635)	12,643,850	10,774,215

(*)	The Bank employs market risk hedging strategies, the targets of which are assets in its portfolio, which is why we present the liabilities side of the respective instruments. For structures that have futures as instruments, we provide the balance of the daily adjustment calculated, recorded in the off-balance sheet account.

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

The Bank utilizes cash flow hedge in the following manner:

• The Bank engages in active swaps indexed to fixed US Dollars and liabilities in foreign currency, designating these as hedging instruments within a Cash Flow Hedge structure, where the hedged items are foreign currency loans negotiated with third parties via its offshore branches and Brazilian external debt securities measured at amortized cost.

• The Bank enters into Dollar Futures or DDI + DI Futures (Synthetic Dollar Futures) contracts and designates them as hedging instruments within a Cash Flow Hedge structure, where the hedged items are the Bank's portfolio of Dollar-denominated loans and Promissory Notes in the available-for-sale securities portfolio measured at Fair Value Through Other Comprehensive Income.

Consolidated Financial Statements | December 31, 2024 | F - 48

*Values expressed in thousands, except when indicated

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

To assess the effectiveness and measure the ineffectiveness of these strategies, Santander Bank adheres to IAS 39. This standard mandates that the effectiveness test be conducted at the inception of the hedge structure (prospective test) and be repeated periodically (prospective and retrospective tests) to demonstrate that the hedge ratio expectation continues to be effective (between 80% and 125%).

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

Consolidated Financial Statements | December 31, 2024 | F - 49

*Values expressed in thousands, except when indicated

	2024		2023
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
CDB	511,175	-	(69,919)	-
Total	511,175	-	(69,919)	-

					Consolidated
					12/31/2024
					Hedge Instruments	Hedge Object
	Curve		Adjustment to	Curve		Accounting
Strategies	Value	Fair value	Fair value	Value	Fair value	Value
Future Contracts	(5,610)	79,915,645	79,910,035	(177,822)	77,474,456	77,296,634
Credit Operations Hedge	(73,277)	1,639,466	1,566,189	8,011	730,322	738,333
Hedge of Securities	(40,187)	35,717,857	35,677,670	56,491	27,556,993	27,613,484
Funding Hedge	107,854	42,558,322	42,666,176	(242,324)	49,187,141	48,944,817

					Consolidated
					12/31/2023
					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Fair value	Value	Value	Value
Swap Contracts	(547,710)	10,807,983	10,260,273	(464,400)	13,176,910	12,712,510
Hedge of Securities	(547,710)	10,807,983	10,260,273	(464,400)	13,176,910	12,712,510
Future Contracts	393,863	18,630,833	19,024,696	(1,327,113)	24,612,842	23,285,729
Credit Operations Hedge	2,138	2,431,537	2,433,675	(3,105,374)	7,619,634	4,514,260
Hedge of Securities	294,688	8,228,328	8,523,016	465,051	9,525,807	9,990,858
Funding Hedge	97,037	7,970,968	8,068,005	1,313,210	7,467,401	8,780,611

Consolidated Financial Statements | December 31, 2024 | F - 50

*Values expressed in thousands, except when indicated

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin provided as collateral for trading at B3 S.A. involving proprietary and third-party derivative financial instruments is composed of federal government securities.

Reference Value	2024	2023
Financial Treasury Bills - LFT	23,592,560	20,960,140
National Treasury Bills - LTN	6,891,750	2,122,045
National Treasury Notes - NTN	4,775,236	4,988,403
Total	35,259,546	28,070,588

b) Short Positions

On December 31, 2024, the balance of short positions totaled R$39,396,666 (2023 - R$19,831,991), which includes the value of financial liabilities resulting from the direct sale of financial assets purchased through resale commitments or borrowed.

Consolidated Financial Statements | December 31, 2024 | F - 51

*Values expressed in thousands, except when indicated

9.	Loans and advances to clients

a) Breakdown

The breakdown of the balances under the "Loans and Advances to Customers" line item in the consolidated balance sheets is as follows:

Thousand of Reais	2024	2023
Classification:
Financial assets measured at fair value through profit or loss	4,911,803	3,040,712
Financial assets measured at amortized cost	561,178,111	514,936,423
Comprising:
Loans and advances to customers at amortized cost	594,776,041	548,495,491
Allowance for loan losses due to impairment	(33,597,930)	(33,559,068)
Loans and advances to customers, net	566,089,914	517,977,135
Loans and advances to customers, gross	599,687,844	551,536,203

Thousand of Reais	2024	2023
Type:
Loan operations (1)	573,391,121	514,325,061
Leasing operations	3,343,208	3,154,887
Other receivables (2)	22,953,515	34,056,255
Total	599,687,844	551,536,203
(1)	Includes loans, financings, and other forms of credit with credit characteristics.
(2)	These operations primarily relate to Foreign Exchange Transactions and Other Receivables with credit granting characteristics.

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

b) Detail

The following are the details, by condition and type of credit, borrower segment, and interest rate formula, of the loans and advances to customers, which reflect the Bank's exposure to credit risk in its core activity, gross of impairment losses:

Thousand of Reais	2024	2023
Loan borrower sector:
Commercial, and industrial	241,177,143	233,946,173
Real Estate Credit - Construction	64,820,223	61,747,721
Loans to Individuals	290,347,270	252,687,422
Leasing	3,343,208	3,154,887
Total	599,687,844	551,536,203

Thousand of Reais	2024	2023
Interest Rate Formula:
Fixed interest rate	427,753,814	371,917,215
Floating interest rate	171,934,030	179,618,988
Total	599,687,844	551,536,203

								2024
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	161,568,313	50.37%	75,022,533	37.55%	4,586,297	5.79%	241,177,143	40.22%
Real Estate Credit	5,426,403	1.69%	12,241,469	6.13%	47,152,351	59.58%	64,820,223	10.81%
Loans to Individuals	152,201,789	47.45%	110,761,071	55.44%	27,384,410	34.60%	290,347,270	48.42%
Leasing	1,577,662	0.49%	1,743,417	0.87%	22,129	0.03%	3,343,208	0.56%
Loans and advances to customers, gross	320,774,167	100.00%	199,768,490	100.00%	79,145,187	100.00%	599,687,844	100.00%

								2023
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	158,059,250	55.00%	70,766,467	38.07%	5,120,456	6.54%	233,946,173	42.42%
Real Estate Credit	4,994,192	1.74%	11,620,801	6.25%	45,132,728	57.68%	61,747,721	11.19%
Loans to Individuals	122,734,480	42.71%	101,955,558	54.84%	27,997,383	35.77%	252,687,422	45.82%
Leasing	1,578,949	0.55%	1,564,656	0.84%	11,283	0.01%	3,154,887	0.57%
Loans and advances to customers, gross	287,366,871	100.00%	185,907,482	100.00%	78,261,850	100.00%	551,536,203	100.00%

Consolidated Financial Statements | December 31, 2024 | F - 52

*Values expressed in thousands, except when indicated

Thousand of Reais	2024	2023

By Maturity
Under 1 year	320,774,167	287,366,871
From 1 and 5 years	199,768,489	185,907,482
Over 5 years	79,145,188	78,261,850
Loans and advances to customers, gross	599,687,844	551,536,203

By Internal risk classification
Low	454,224,878	408,973,258
Medium-low	95,687,016	87,232,484
Medium	15,804,991	16,643,774
Medium - high	12,180,529	13,238,069
High	21,790,430	25,448,618
Loans and advances to customers, gross	599,687,844	551,536,203

Consolidated Financial Statements | December 31, 2024 | F - 53

*Values expressed in thousands, except when indicated

c) Impairment losses

The tables below present the reconciliations of the opening and closing balances of the provision for losses, segmented by financial instrument category. The terms "expected loan losses in 12 months," "expected loan losses over the useful life," and "impairment losses" are clarified in the note on accounting practices.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

Thousand of Reais				2024
	Stage 1	Stage 2	Stage 3
	Expected loan losses in 12 months	Expected loan losses over the useful life not subject to impairment	Expected loan losses over the useful life subject to impairment	Total

Balance at the beginning of the fiscal year	3,551,060	5,809,160	25,791,851	35,152,071
Impairment losses recognized in profit or loss	3,596,815	4,407,546	17,969,153	25,973,514
Transfers between stages	(1,090,735)	2,055,390	17,064,748	18,029,403
Changes during the period	4,687,550	2,352,156	904,405	7,944,111
Comprising:
Commercial and Industrial	325,319	810,188	4,894,190	6,029,697
Real Estate Credit - Construction	(153,110)	135,523	265,825	248,238
Loans to Individuals	3,423,858	3,460,624	12,796,319	19,680,801
Leasing	747	1,210	12,821	14,778
Changes by Stage	(2,941,647)	(4,780,338)	7,721,985	-
Write-off of impaired balances recognized in loss provisions	-	-	(25,401,779)	(25,401,779)
Comprising:
Commercial and Industrial	-	-	(7,447,925)	(7,447,925)
Real Estate Credit - Construction	-	-	(76,697)	(76,697)
Loans to Individuals	-	-	(17,875,232)	(17,875,232)
Leasing	-	-	(1,925)	(1,925)
Foreign Exchange Fluctuation	(22,575)	(12,176)	(20,148)	(54,899)
Balance at the end of the fiscal year	4,183,653	5,424,192	26,061,062	35,668,907
Comprising:
Loans and advances to Customers	4,047,725	5,369,369	24,180,836	33,597,930
Loans and other receivables from credit institutions (Note 5)	1,421	-	-	1,421
Provision for debt instruments (Note 6)	134,507	54,823	1,880,226	2,069,556
Recoveries of previously written-off loans	-	-	993,906	993,906
Comprising:
Commercial and Industrial	-	-	49,838	49,838
Real Estate Credit - Construction	-	-	396,276	396,276
Loans to Individuals	-	-	542,986	542,986
Leasing	-	-	4,806	4,806
Discount Granted	-	-	(3,504,422)	(3,504,422)

Thousand of Reais				2023
	Stage 1	Stage 2	Stage 3
	Expected loan losses in 12 months	Expected loan losses over the useful life not subject to impairment	Expected loan losses over the useful life subject to impairment	Total
Balance at the beginning of the fiscal year	2,885,197	6,861,458	25,464,248	35,211,623
Impairment losses recognized in profit or loss	2,957,616	5,934,927	17,651,545	26,544,088
Transfers between stages	(825,063)	2,168,360	14,224,243	15,567,540
Changes during the period	3,782,679	3,766,567	3,427,302	10,976,548
Comprising:
Commercial and Industrial	923,079	962,933	4,922,975	6,808,987
Real Estate Credit - Construction	(43,573)	(190,714)	577,993	343,706
Loans to Individuals	2,072,745	5,165,671	12,150,872	19,389,288
Leasing	5,365	(2,962)	(296)	2,107
Changes by Stage	2,298,090	6,988,340	9,286,430	-
Write-off of impaired balances recognized in loss provisions	-	-	(26,626,574)	(26,626,574)
Comprising:
Commercial and Industrial	-	-	(7,137,059)	(7,137,059)
Real Estate Credit - Construction	-	-	(209,309)	(209,309)
Loans to Individuals	-	-	(19,276,369)	(19,276,369)
Leasing	-	-	(3,837)	(3,837)
Foreign Exchange Fluctuation	5,618	1,116	17,129	23,863
Balance at the end of the fiscal year	3,551,059	5,809,160	25,792,779	35,152,998
Comprising:
Loans and advances to Customers	3,462,526	5,766,166	24,330,376	33,559,068
Loans and other receivables from credit institutions (Note 5)	7,764	-	-	7,764
Provision for debt instruments (Note 6)	80,769	42,994	1,462,403	1,586,166
Recoveries of previously written-off loans	-	-	1,381,879	1,381,879
Comprising:
Commercial and Industrial	-	-	946,029	946,029
Real Estate Credit - Construction	-	-	95,692	95,692
Loans to Individuals	-	-	337,722	337,722
Leasing	-	-	2,435	2,435
Discount Granted	-	-	(2,845,876)	(2,845,876)

Consolidated Financial Statements | December 31, 2024 | F - 54

*Values expressed in thousands, except when indicated

Thousand of Reais	2024	2023
Balance at the beginning of the fiscal year	35,152,071	35,211,623
Impairment losses recognized in profit or loss	25,973,514	26,544,088
Comprising:
Commercial and Industrial	6,029,697	6,808,987
Real Estate Credit - Construction	248,238	343,706
Loans to Individuals	19,680,801	19,389,288
Leasing	14,778	2,107
Write-off of impaired balances recognized in loss provisions	(25,401,779)	(26,626,574)
Comprising:
Commercial and Industrial	(7,447,925)	(7,137,059)
Real Estate Credit - Construction	(76,697)	(209,309)
Loans to Individuals	(17,875,232)	(19,276,369)
Leasing	(1,925)	(3,837)
Foreign Exchange Fluctuation	(54,899)	23,863
Balance at the end of the fiscal year	35,668,907	35,152,998
Comprising:
Loans and advances to Customers	33,597,930	33,559,068
Loans and other receivables from credit institutions (Note 5)	1,421	7,764
Provision for debt instruments (Note 6)	2,069,556	1,586,166
Recoveries of previously written-off loans	993,906	1,381,879
Comprising:
Commercial and Industrial	396,276	946,029
Real Estate Credit - Construction	49,838	95,692
Loans to Individuals	542,986	337,722
Leasing	4,806	2,435

Considering the amounts recognized in "Impairment losses recognized in profit or loss," "Recoveries of previously written-off loans," and "Discount Granted," the "Impairment Losses on Financial Assets - Financial Assets Measured at Amortized Cost" totaled on December 31, 2024, R$ 28,484,030 (2023 – R$ 28,008,086 and 2022 – R$ 24,828,749).

The balances of the provisions for impairment losses by borrower segment are as follows:

Thousand of Reais	2024	2023
Commercial and industrial	10,512,903	11,931,131
Real estate - Construction	589,884	418,342
Installment loans to individuals	24,545,476	22,795,733
Lease financing	20,644	7,792
Total	35,668,907	35,152,998

d) Impaired assets

The details of the changes in the balance of financial assets classified as "Financial assets measured at amortized cost - Loans and advances to customers" and "Debt Instrument", which are recognized at amortized cost and identified as non-recoverable (as defined in note 1.h) due to credit risk, are as follows:

Thousand of Reais	2024	2023	2022
Balance at the start of the period	39,886,905	39,223,835	26,923,312
Net Additions	30,069,416	30,393,982	31,920,565
Written-off Assets	(27,713,967)	(29,730,912)	(19,620,042)
Balance at the end of the fiscal year	42,242,354	39,886,905	39,223,835

Consolidated Financial Statements | December 31, 2024 | F - 55

*Values expressed in thousands, except when indicated

Below are the details of impaired financial assets, classified by maturity date:

Thousand of Reais	2024	2023
With balances not yet due or maturing within 3 Months	23,183,630	21,703,718
With outstanding balances of:
3 to 6 Months	5,591,700	4,806,604
6 to 12 Months	9,564,597	9,013,258
12 to 18 Months	2,018,442	2,499,491
18 to 24 Months	750,668	1,046,074
More than 24 Months	1,133,317	817,760
Total	42,242,354	39,886,905

Thousand of Reais	2024	2023
By borrower segment:
Commercial and Industrial	13,175,496	16,292,100
Real Estate Credit - Construction	1,736,049	1,351,934
Loans to Individuals	27,283,775	22,239,229
Leasing	47,034	3,642
Total	42,242,354	39,886,905

e) Loans overdue for less than 90 days and not classified as impaired on the specified dates

Thousand of Reais	2024	% of total loans overdue for less than 90 days	2023	% of total loans overdue for less than 90 days
Commercial, Financial and Industrial	7,439,903	25.97%	5,319,746	21.81%
Real Estate Credit - Construction	6,046,747	21.11%	5,142,110	21.09%
Installment Loans to Individuals	15,123,824	52.79%	13,898,143	56.99%
Financial Leasing	37,325	0.13%	27,284	0.11%
Total (1)	28,647,799	100.00%	24,387,283	100.00%
(1)	Refers exclusively to loans between 1 and 90 days.

Consolidated Financial Statements | December 31, 2024 | F - 56

*Values expressed in thousands, except when indicated

f) Leasing

Breakdown by maturity

Gross investment in lease transactions

Thousand of Reais	2024	2023
Overdue	8,581	875
Due:
Within 1 year	1,456,825	2,076,223
In 1 to 5 years	2,294,813	1,451,931
In over 5 years	26,684	21,401
Total	3,786,903	3,550,430

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2024, the balance recorded in "Loans and Advances to Customers" pertaining to assigned operations was R$21,024 (2023 - R$26,696) and R$19,740 (2023 – R$25,497) under "Financial Liabilities Associated with Asset Transfer" (note 20).

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

On December 31, 2024, 2023 and 2022, the total value of non-current assets held for sale included assets not in use and other tangible assets. The change in the line item "Non-current assets held for sale" is as follows:

Thousand of Reais	2024	2023	2022
Balance at the beginning of the fiscal year	1,097,212	909,546	1,065,420
Loan enforcements - repossession of assets	691,020	591,126	201,391
Capital Increase in Entities Held for Sale	25,826	44,079	56,512
Disposals	(667,668)	(447,539)	(413,777)
Balance at the end of the fiscal year, gross	1,146,390	1,097,212	909,546
Provision for impairment losses (1)	(104,117)	(183,140)	(210,410)
Provision as a percentage of enforced assets	9.08%	16.69%	23.13%
Balance at the end of the fiscal year	1,042,273	914,072	699,136
(1)	In 2024, it includes the amount of R$47,381 (2023 – R$76,321 and 2022 – R$196,649) from the reversal of provisions for depreciation on properties, established based on appraisal reports prepared by a specialized external consultancy, accounted for as provision for impairment losses.

Consolidated Financial Statements | December 31, 2024 | F - 57

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

a) Breakdown

			Equity interest in %
	Activity	Country	2024	2023
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brasil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brasil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brasil	15.56%	15.56%
Jointly controlled companies of Santander Corretora de Seguros
Hyundai Corretora de Seguros	Insurance Brokerage	Brasil	50.00%	50.00%
Subsidiary of Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Services	Brasil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	Brasil	66.67%	66.67%
Subsidiary of Car10 Tecnologia e Informação S.A.
Pag10 Fomento Mercantil Ltda.	Technology	Brasil	100.00%	100.00%
Subsidiary of Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brasil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brasil	100.00%	100.00%
Subsidiary of Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brasil	100.00%	100.00%
Significant Influence of Banco Santander
Núclea S.A.	Other Activities	Brasil	17.53%	17.53%
Pluxee Beneficios Brasil S.A. (3)	Benefits	Brasil	20.00%	—%
Santander Auto S.A.	Other Activities	Brasil	50.00%	50.00%
Significant Influence of Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brasil	18.98%	18.98%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brasil	20.00%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brasil	16.66%	16.67%
Webmotors S.A.	Other Activities	Brasil	30.00%	30.00%

Consolidated Financial Statements | December 31, 2024 | F - 58

*Values expressed in thousands, except when indicated

	Investments
	2024	2023
Jointly Controlled by Banco Santander	644,426	548,339
Banco RCI Brasil S.A.	591,951	491,623
Estruturadora Brasileira de Projetos S.A. - EBP	387	209
Gestora de Inteligência de Crédito	52,088	56,507
Jointly Controlled by Santander Corretora de Seguros	2,307	1,607
Hyundai Corretora de Seguros	2,307	1,607
Significant Influence of Banco Santander	2,422,571	540,684
Núclea S.A.	306,521	503,922
Pluxee Benefícios Brasil S.A. (3)	2,059,643	—
Santander Auto S.A.	56,407	36,762
Significant Influence of Santander Corretora de Seguros	570,872	519,150
Tecnologia Bancária S.A. - TECBAN (1)	248,951	246,083
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	41,027	42,565
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	2,923	3,585
Webmotors S.A.	277,971	226,917
Total	3,640,176	1,609,780
(1)	Entities with a one-month lag in equity method accounting. For the recognition of equity method income, the financial position as of 12/31/2024 was utilized on 11/30/2024.
(2)	Despite holding a stake of less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement that stipulates no business decision can be made by a single shareholder, that is, decisions require the unanimous consent of the parties sharing control.”
(3)	The balance of the transaction for the acquisition of a stake in Pluxee includes its investment in its benefits subsidiary, Pluxee Instituição de Pagamento S.A. (Current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) and goodwill generated by expected future profitability, as per terms described in Note 3.d.

	Equity method results
	2024	2023	2022
Jointly Controlled by Banco Santander	91,247	60,813	121,499
Banco RCI Brasil S.A.	95,674	66,229	84,214
Núclea S.A.	-	-	50,607
Estruturadora Brasileira de Projetos S.A. - EBP	(8)	20	43
Gestora de Inteligência de Crédito	(4,419)	(5,436)	(13,365)

	Equity method results
	2024	2023	2022
Jointly Controlled by Santander Corretora de Seguros	700	353	52,079
Webmotors S.A.	-	-	52,085
Hyundai Corretora de Seguros	700	353	(6)
Significant Influence of Banco Santander	184,987	128,414	12,544
Núclea S.A.	106,160	109,223	-
Pluxee Benefícios Brasil S.A.	53,039	-	-
Santander Auto S.A	25,788	19,191	12,544
Significant Influence of Santander Corretora de Seguros	36,052	49,656	13,057
Tecnologia Bancária S.A. - TECBAN	2,868	2,435	11,540
PSA Corretora de Seguros e Serviços Ltda.	-	1,925	1,021
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	(1,538)	2	496
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	(5,663)	(1,415)	-
Webmotors S.A.	40,385	46,709	-
Total	312,986	239,236	199,179

Consolidated Financial Statements | December 31, 2024 | F - 59

*Values expressed in thousands, except when indicated

			2024
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	14,064,120	13,920,211	212,082
Banco RCI Brasil S.A.	12,806,942	12,663,035	239,839
Estruturadora Brasileira de Projetos S.A. - EBP	1,784	1,783	1
Gestora de Inteligência de Crédito	1,255,393	1,255,393	(27,759)
Jointly Controlled by Santander Corretora de Seguros	3,003,077	3,034,120	(31,043)
Tecnologia Bancária S.A. - TECBAN	2,752,924	2,755,450	(2,526)
Hyundai Corretora de Seguros Ltda.	7,152	5,753	1,399
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	211,773	211,538	235
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	31,228	61,379	(30,151)
Significant Influence of Banco Santander	11,442,660	10,558,737	883,923
Núclea S.A.	2,779,787	2,212,634	567,153
Pluxee Benefícios Brasil S.A.	8,240,021	7,974,827	265,194
Santander Auto S.A.	422,852	371,276	51,576
Significant Influence of Santander Corretora de Seguros	634,889	510,446	124,443
Webmotors S.A.	634,889	510,446	124,443
Total	29,144,746	28,023,514	1,189,405

			2023
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	12,806,907	12,739,895	67,012
Banco RCI Brasil S.A.	11,547,631	11,442,688	104,943
Estruturadora Brasileira de Projetos S.A. - EBP	1,784	1,783	1
Gestora de Inteligência de Crédito	1,257,492	1,295,424	(37,932)
Jointly Controlled by Santander Corretora de Seguros	3,066,701	3,048,870	17,830
Tecnologia Bancária S.A. - TECBAN	2,815,300	2,795,143	20,156
Hyundai Corretora de Seguros Ltda.	5,246	4,540	707
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	219,149	213,693	5,455
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	27,006	35,494	(8,488)
Significant Influence of Banco Santander	3,614,898	3,028,583	586,315
Núclea S.A.	3,298,189	2,750,256	547,933
Santander Auto S.A.	316,709	278,327	38,382
Significant Influence of Santander Corretora de Seguros	485,398	366,626	118,772
Webmotors S.A.	485,398	366,626	118,772
Total	19,973,904	19,183,974	789,929

Consolidated Financial Statements | December 31, 2024 | F - 60

*Values expressed in thousands, except when indicated

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

b) Changes

The changes in the balance of this item in the years ended December 31, 2024 and 2023 were:

	2024	2023
Jointly Controlled by Banco Santander
Balance at the beginning of the fiscal year	878,944	1,320,129
Change in corporate participation	-	(386,437)
Addition/(disposal)	186	5,000
Capital decreases/reduction	-	(2,667)
Equity method results	91,947	83,304
Dividends	(81,467)	(96,701)
Adjustment to fair value	86,121	(43,684)
Balance at the end of the fiscal year	975,731	878,944
Significant Influence of Banco Santander
Balance at beginning of year	730,836	407,441
Change in corporate participation	-	386,437
Equity method results	221,039	155,932
Dividends	(297,832)	(34,423)
Addition/(disposal) (1)	2,011,369	54
Capital decreases/reduction	(2,364)	(185,371)
Adjustment to fair value	1,396	766
Balance at the end of the fiscal year	2,664,444	730,836
(1) Transaction for the acquisition of a stake in Pluxee Benefícios Brasil S.A.

c) Impairment losses

No impairment losses were recognized for the non-recovery of investments in associates and joint ventures in 2024 and 2023.

Consolidated Financial Statements | December 31, 2024 | F - 61

*Values expressed in thousands, except when indicated

d) Other information

Details on the main jointly-controlled entities:

•	Banco RCI Brasil S.A.: Incorporated as a joint-stock company and headquartered in the state of Paraná, its main objective is to engage in investment, leasing, credit, financing, and investment activities, aimed at fostering the growth of automakers Renault and Nissan in the Brazilian market, with a primary focus on financing and leasing to end consumers. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, with its operations being executed within a framework of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the key decisions affecting this company are made jointly by Banco Santander and other controlling shareholders.

	2024	2023
	Banco RCI Brasil	Banco RCI Brasil
Assets	12,276,584	11,124,080
Liabilities	10,782,915	9,908,213
Cash and Cash Equivalents	336,955	314,601
Depreciation and amortization	(1,937)	(1,628)
Income	736,066	625,436
Interest income	1,891,374	1,858,010
Interest expenses	(1,119,050)	(1,224,094)
Income / (Expense) from Income Tax	(139,420)	(128,590)
Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	4,698,162	3,854,007
Non-Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	6,084,753	6,054,206

12.	Tangible assets

The Bank's tangible assets consist of fixed assets for its own use. The Bank does not hold any tangible assets as investment property nor are any assets leased under operating lease arrangements.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of Reais
Cost	Land and buildings	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance on December 31, 2023	2,644,882	7,896,258	3,266,685	1,870,381	4,075,464	110,171	19,863,841
Additions	440	450,877	130,696	29,535	138,179	105,267	854,993
Write-off	(47,160)	(516,980)	-	(133,840)	(650,968)	(394)	(1,349,343)
Cancellation of lease agreements	-	-	(601,124)	-	-	-	(601,124)
Transfers	-	82,214	-	7,169	20,306	(109,690)	-
Balance on December 31, 2024	2,598,162	7,912,368	2,796,257	1,773,245	3,582,982	105,354	18,768,368

Accumulated depreciation	Land and buildings	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance on December 31, 2023	(1,033,630)	(5,386,398)	(1,873,759)	(1,427,031)	(3,052,923)	-	(12,773,741)
Additions	(84,982)	(831,244)	(390,712)	(89,836)	(189,503)	-	(1,586,278)
Write-off	39,899	429,930	527,577	115,207	504,441	-	1,617,053
Balance on December 31, 2024	(1,078,712)	(5,787,712)	(1,736,894)	(1,401,660)	(2,737,986)	-	(12,742,965)

Impairment losses:
Impacts on results	(502)	(447)	-	-	-		(949)
Balance on December 31, 2023	(4,537)	-	-	-	-		(4,537)

Impacts on results	1,034	-	-	-	-		1,034
Balance on December 31, 2024	(3,503)	-	-	-	-		(3,503)

Book Value
Balance on December 31, 2023	1,606,716	2,509,860	1,392,926	443,350	1,022,541	110,171	7,085,564
Balance on December 31, 2024	1,515,947	2,124,656	1,059,363	371,584	844,995	105,354	6,021,900

Depreciation expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

Consolidated Financial Statements | December 31, 2024 | F - 62

*Values expressed in thousands, except when indicated

b) Impairment losses

For the period ended December 31, 2024, an impairment expense of R$14,720 (12/31/2023 – R$4,984).

c) Commitment to purchase tangible assets

As of December 31, 2024, the Bank had no contractual commitments for the acquisition of tangible assets.

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

The recorded goodwill is subject to impairment testing (note 2.n.i). The Bank's main goodwill, as shown in the table below, is due to the acquisition of Banco Real and has been allocated according to the operating segment (note 44).

For the year 2024, we present the assumptions used and results obtained in the recoverability tests of the Group's main goodwill.

		Banco Real
	2024	2023
Main assumptions:
Criteria for determining the recoverable amount	Value in use: cash flows
Period of cash flow projections (1)	5 years	5 years
Perpetual growth rate (1)	4.5%	5.4%
Pre-tax discount rate (2)	20.8%	20.3%
Discount rate (2)	13.61%	13%

	Em dia	Toro Corretora
	2024	2024
Main assumptions:
Criteria for determining the recoverable amount	Value in use: cash flows
Period of cash flow projections (1)	5 years	5 years
Perpetual growth rate (1)	3.6%	3.6%
Discount rate (2)	13.6%	15.2%
(1)	Cash flow projections are based on the internal budget and management’s growth plans, taking into account historical data, expectations, and market conditions, including industry growth, interest rates, and inflation rates.
(2)	The discount rate is determined based on the Capital Asset Pricing Model (CAPM).

Thousand of Reais	2024	2023
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,566	27,217,565
Toro Corretora de Títulos e Valores Mobiliários Ltda.	160,770	160,770
Em Dia Serviços Especializados em Cobranças Ltda.	184,447	184,447
Olé Consignado (Current name of Banco Bonsucesso Consignado)	62,800	62,800
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	21,304	41,324
Santander Brasil Tecnologia S.A.	16,381	16,381
Return Capital Gestão de Ativos e Participações S.A. (current name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	-	5,271
Apê11 Tecnologia e Negocios Imobiliarios S.A.	9,777	9,777
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia LTDA	39,589	39,589
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
FIT Economia de Energia S.A.	3,992	-
América Gestão Serviços em Energia S.A	61,608	-
Total	27,892,878	27,852,568

Consolidated Financial Statements | December 31, 2024 | F - 63

*Values expressed in thousands, except when indicated

Thousand of Reais	2024	2023
Balance at the beginning of the fiscal year	27,852,568	27,889,327
Acquisitions (write-offs):
Em Dia Serviços Especializados em Cobranças Ltda.	-	(52,180)
Return Capital Gestão de Ativos e Participações S.A. (current name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.)	(5,271)	-
Banco PSA Finance Brasil S.A.	-	(1,557)
FIT Economia de Energia S.A.	3,992	-
América Gestão Serviços em Energia S.A	61,608	-
Others	(20,019)	16,978
Banco ABN Amro Real S.A. (Banco Real)	1	-
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	(20,020)	16,978
Balance at the end of the fiscal year	27,892,878	27,852,568

A quantitative goodwill impairment test is conducted annually.

In the goodwill impairment test, conducted based on the December 2024 scenario, and where the discount and perpetuity growth rates are identified as the most sensitive assumptions for the calculation of the present value (value in use) of future discounted cash flows, it was determined that there is no evidence of impairment.

Based on the tests carried out, no loss of recoverable value of goodwill was identified on December 31, 2024 and 2023.

14.	Intangible assets - Other intangible assets

The breakdown, by asset category, of other intangible assets in the consolidated balance sheets is as follows:

Cost	Information Technology Development	Other assets	Total
Balance on December 31, 2021	7,025,609	430,029	7,455,638
Additions	1,536,146	201,402	1,737,548
Write-off	(186,429)	(1,345)	(187,774)
Transfers	5,986	(38)	5,948
Balance on December 31, 2022	8,381,312	630,048	9,011,360

Additions	1,821,519	85,353	1,906,872
Write-off	(239,768)	(28,383)	(268,151)
Transfers	6,679	-	6,679
Balance on December 31, 2023	9,969,742	687,018	10,656,760

Additions	1,654,226	35,162	1,689,388
Write-off	(59,759)	(424,421)	(484,180)
Balance on December 31, 2024	11,564,209	297,759	11,861,968

Accumulated amortization
Balance on December 31, 2021	(4,208,942)	(275,283)	(4,484,225)
Additions	(651,724)	(73,735)	(725,459)
Write-off	40,085	2,991	43,076
Balance on December 31, 2022	(4,820,581)	(346,027)	(5,166,608)

Additions	(712,984)	(186,350)	(899,334)
Write-off	34,231	48,714	82,945
Balance on December 31, 2023	(5,499,334)	(483,663)	(5,982,997)

Additions	(1,079,186)	(65,554)	(1,144,740)
Write-off	10,862	388,541	399,403
Transfers	-	-	-
Balance on December 31, 2024	(6,567,658)	(160,676)	(6,728,334)

Consolidated Financial Statements | December 31, 2024 | F - 64

*Values expressed in thousands, except when indicated

Impairment loss - IT	Information Technology Development	Other assets	Total
Balance on December 31, 2021	(93,000)	(7,094)	(100,094)
Impact on net profit (1)	(10,091)	(21,160)	(31,251)
Balance on December 31, 2022	(103,091)	(28,254)	(131,345)

Impact on net profit (1)	(16,044)	(3,429)	(19,473)
Balance on December 31, 2023	(119,135)	(31,683)	(150,818)

Impact on net profit (1)	(48,897)	-	(48,897)
Balance on December 31, 2024	(168,032)	(31,683)	(199,715)

Book Value
Balance on December 31, 2022	3,457,640	255,767	3,713,407
Balance on December 31, 2023	4,351,273	171,672	4,522,945
Balance on December 31, 2024	4,828,519	105,400	4,933,919
(1)	Refers to impairment losses on assets in the acquisition and development of software. The impairment loss on the acquisition and development of software was recognized due to obsolescence and discontinuation of the respective systems.

Amortization expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

15.	Other assets

The breakdown of “Other assets” is as follows:

Thousand of Reais	2024	2023

Other amounts receivable from customers	1,909,055	1,853,699
Prepaid expenses	1,204,673	1,272,342
Contractual Guarantees from Former Controlling Shareholders	496	496
Actuarial asset (Note 21)	341,013	338,820
Other receivables (1)	3,500,220	2,531,294
Total	6,955,457	5,996,651
(1)	Mainly represents the payment of premiums from the portfolio of payroll loans.

16.	Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of Reais	2024	2023
Classification:
Financial liabilities at amortized cost	158,565,482	118,511,957
Total	158,565,482	118,511,957
Type:
Demand deposits (1)	858,846	5,100,220
Time deposits (2)	126,587,555	95,289,502
Repurchase agreements	31,119,081	18,122,235
Comprising:
Operations Backed by Private Securities (3)	13,688	62,882
Backed operations with Government Securities	31,105,393	18,059,353
Total	158,565,482	118,511,957
(1)	Non-remunerated accounts.
(2)	Includes transactions with credit institutions arising from export and import financing lines, domestic transfers (BNDES and Finame), foreign transfers, and other overseas credit lines.
(3)	These primarily relate to repurchase agreements secured by debentures issued by the Bank itself.

Consolidated Financial Statements | December 31, 2024 | F - 65

*Values expressed in thousands, except when indicated

Thousand of Reais	2024	2023
Currency:
Real	46,181,480	43,195,827
Euro	8,739,945	-
U.S. dollar	101,701,923	71,924,538
Other currencies	1,942,134	3,391,592
Total	158,565,482	118,511,957

17.	Customer deposits

The breakdown, by classification and type, of “Customer deposits” is as follows:

Thousand of Reais	2024	2023
Classification:
Financial liabilities at amortized cost	605,068,163	583,220,576
Total	605,068,163	583,220,576
Type:
Demand deposits
Current accounts (1)	41,297,264	36,598,932
Savings accounts	57,369,286	58,075,460
Time deposits	425,286,952	390,497,032
Repurchase agreements	81,114,661	98,049,152
Comprising:
Backed operations with Private Securities (2)	13,688,402	21,550,508
Backed operations with Government Securities	67,426,259	76,498,644
Total	605,068,163	583,220,576

(1) Non-remunerated accounts.

(2) Referem-se, basicamente, a operações compromissadas com lastro em debêntures de emissão própria.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

18.	Liabilities arising from securities

The breakdown, by classification and type, of “Liabilities arising from securities” is as follows:

Thousand of Reais	2024	2023
Classification:
Financial Liabilities Measured at Fair Value in Income Held for Trading	4,045,496	5,985,593
Financial liabilities at amortized cost	135,632,632	124,397,422
Total	139,678,128	130,383,015
Type:
Real estate credit notes - LCI (1)	45,798,532	41,677,823
Eurobonds	19,851,326	13,612,088
Financial Bills (2)	24,515,804	22,729,058
Agribusiness credit notes - LCA	32,447,165	36,422,805
Secured Real Estate Notes (3)	17,065,301	15,941,241
Total	139,678,128	130,383,015
(1)	Real estate credit notes ("LCI") are fixed income securities backed by real estate loans and secured by either mortgage or fiduciary transfer of properties. As of December 31, 2024, their maturity dates ranged from 2025 to 2034 (2023 - with maturity dates from 2024 to 2030).
(2)	The key attributes of financial bills include a minimum term of two years, a minimum nominal value of R$50, and the permission for early redemption of only 5% of the issued amount. As of December 31, 2024, their maturity dates ranged from 2025 to 2034 (2023 - with maturity dates from 2024 to 2033).
(3)	Secured real estate notes are fixed-income securities backed by real estate loans collateralized by the issuer and by a pool of real estate loans segregated from the issuer's other assets. As of December 31, 2024, their maturity dates ranged from 2025 to 2035 (12/31/2023), with maturity dates from 2024 to 2035)."

Consolidated Financial Statements | December 31, 2024 | F - 66

*Values expressed in thousands, except when indicated

Indexing Units:	Domestic Currency	Foreign Currency

Financial Bills	100% to 107% of CDI	—
	100% of IPCA	—
	Pre fixed: 6.42% to 16.38%	—
Real estate credit notes - LCI	70% to 105.8% of CDI	—
	Pre fixed: 4.98% to 15.66%	—
Agribusiness credit notes - LCA	70% to 108% of CDI	—
	Pre fixed: 7.74% to 15.76%	—
Secured Real Estate Notes - LIG	80% to 106% of CDI	—
Eurobonds	—	Up to 9% + CDI
	—	4.3% of SOFR

The currency breakdown of the balance for this item is as follows:

Thousand of Reais
Currency:	2024	2023
Real	119,826,802	116,770,927
U.S. dollar	19,851,326	13,612,088
Total	139,678,128	130,383,015

	Average interest rate (%)
Currency:	2024	2023
Real	11.4%	11.9%
U.S. dollar	6.1%	4.9%
Total	8.8%	8.4%

The changes in “Liabilities arising from securities” were as follows:

Thousand of Reais	2024	2023	2022
Balance at the beginning of the fiscal year	130,383,015	116,042,393	86,496,576
Issuances	39,541,342	75,404,958	60,583,109
Payments	(33,038,049)	(63,400,960)	(39,154,639)
Interest	3,778,418	4,998,766	6,951,908
Exchange differences and Others	(986,598)	(2,662,142)	1,165,439
Balance at the end of the fiscal year	139,678,128	130,383,015	116,042,393

As of December 31, 2024, 2023 none of these instruments had been converted into shares of the Bank nor had they obtained privileges or rights that, under certain circumstances, would render them convertible into shares.

Note 43-d provides details on the residual maturity periods of the financial liabilities at amortized cost for each fiscal year.

The breakdown of “Eurobonds and other securities” is as follows:

Issuance	Maturity by	Interest Rate (p.a.)	2024	2023
2021	2031	Up to 9% + CDI	4,195,534	3,337,315
2022	2035	Up to 9% + CDI	1,459,607	1,918,929
2023	2031	Up to 9% + CDI	3,102,939	8,355,844
2024 (1)	2035	Up to 9% + CDI	11,093,246	-
Total			19,851,326	13,612,088
(1) Includes SOFR fee

Consolidated Financial Statements | December 31, 2024 | F - 67

*Values expressed in thousands, except when indicated

19.	Debt Instruments Eligible as Capital

The details of the balance for “Debt Instruments Eligible as Capital,” associated with the issuance of instruments to constitute Tier 1 and Tier 2 of the regulatory capital as part of the Capital Optimization Plan, are as follows:

Thousand of Reais	Issuance	Maturity	Value (in millions)	Interest Rate (p.a.)	2024	2023
Tier I (1)	Nov-18	No Term (Perpetual)	US$1,250	7.250%	-	6,116,218
Financial Bills - Tier II (2)	Nov-21	Nov-31	R$5,300	CDI+2%	7,995,673	7,072,124
Financial Bills - Tier II (2)	Dec-21	Dec-31	R$200	CDI+2%	301,468	266,647
Financial Bills - Tier II (2)	Oct-23	Oct-33	R$6,000	CDI+1.6%	6,949,991	6,171,978
Financial Bills - Tier I (3)	Sep-24	No Term (Perpetual)	R$7,600	CDI+1.4%	7,890,652	-
Total					23,137,784	19,626,967
(1)	The issuances were conducted through the Cayman Branch and are not subject to withholding tax, with interest paid semi-annually, beginning from May 8, 2019.
(2)	Financial Bills issued in 2021 and 2023 include a redemption and repurchase option
(3)	Financial Letters issued in September 2024 have redemption and repurchase options, and interest is paid semi-annually, starting on March 5, 2025.

	2024	2023	2022
Balances at the beginning of the fiscal year	19,626,967	19,537,618	19,641,408
Issuance	7,600,200	6,000,000	-
Interest payment Tier I (1)	786,823	461,186	484,291
Interest payment Tier II (1)	1,736,383	1,464,586	379,103
Exchange differences / Others	1,051,377	(614,496)	(105,467)
Payments of interest - Tier I	(132,243)	(507,291)	(467,099)
Payments of interest - Tier II	-	(206,683)	(394,618)
Repurchase	(7,531,723)	(6,507,953)	-
Balance at the end of the fiscal year	23,137,784	19,626,967	19,537,618
(1)	Interest remuneration related to Tier 1 and Tier 2 Debt Instruments Eligible as Capital was recorded in the period’s results as “Interest and Similar Expenses” (Note 32).

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

20.	Other financial liabilities

The breakdown of the balances for this item is as follows:

Thousand of Reais	2024	2023

Credit cards	52,876,437	54,169,518
Transactions pending settlement (1)	23,951,903	7,685,564
Dividends and Interest on Equity Payable	109,442	137,284
Tax collection accounts - Tax payables	1,545,784	1,208,245
Liabilities associated with the transfer of assets (Note 9.g)	19,740	25,497
Other financial liabilities	673,873	1,567,476
Total	79,177,179	64,793,584
(1)	Includes transactions pending settlement with B3 S.A. and foreign currency payment orders.

Consolidated Financial Statements | December 31, 2024 | F - 68

*Values expressed in thousands, except when indicated

21.	Obligations for pension and similar liabilities

As of December 31, 2024, the balance of provisions for pension funds and similar liabilities amounted to R$1,364,437 (2023 - R$2,543,504 and 2022 - R$1,775,202).

I. Supplementary pension plan

Banco Santander and its subsidiaries sponsor closed supplementary pension entities and welfare funds, with the purpose of granting retirement and pensions complementary to those granted by Social Security, as defined in the basic regulations of each plan.

• Banesprev - Banespa Social Security Fund (Banesprev))

Benesprev manages the following defined and variable benefit plans: Plan I, Plan II, Plan III, Plan IV, Plan V, Retirement and Pension Supplement Plan – Pre 75, Sanprev Plan I, Sanprev Plan II, Sanprev Plan III, DCA, DAB and CACIBAN. All plans are closed to new subscriptions.

• Former Banespa Employees

The class action lawsuit filed by AFABESP (an association of retired and former employees of Banespa), seeking payment of a semi-annual bonus provided for in the old BANESPA bylaws, resulted in a final decision unfavorable to Banco Santander. As a result, each beneficiary of the decision may file an individual lawsuit to receive the amount due.

As the judgments adopted different positions for each case, a procedure called Incident of Resolution of Repetitive Demands (IRDR) was instituted before the Regional Labor Court (TRT) with the objective of establishing objective criteria regarding the theses defended by the Bank, mainly the prescriptive term and payment limitations until December 2006 (regarding the establishment of Plan V). On March 11, 2024, the IRDR incident was admitted for future judgment and the suspension of all lawsuits that are in the second instance (TRT) and filed in São Paulo (Capital) and other cities that are part of the jurisdiction of the TRT of São Paulo was determined.

Finally, due to the divergence in interpretation of the labor statute of limitations provided for in the Federal Constitution, an Action for Allegation of Non-Compliance with a Fundamental Precept (ADPF) was also filed, so that the Federal Supreme Court (STF) can resolve the issue and indicate the correct term to be used in the individual cases filed.

On June 27, 2024, a transaction was signed between Banco Santander, BANESPREV, AFABESP and legal advisors establishing criteria and conditions for the settlement of individual lawsuits. By August 23, 2024 (end of the adhesion period), approximately 90% of eligible beneficiaries had formalized their adhesions to said transaction, which were subsequently approved by court decision, and the respective individual lawsuits will be extinguished. Banco Santander registered an obligation related to the amounts effectively due for payment of the transaction. The amounts due for the installments settled to date, equivalent to R$2,187 million, were contributed by Banco Santander to the respective plans administered by Banesprev, responsible for administering the supplementary pension plans and for paying the transaction to the respective beneficiaries. The remaining installments will be contributed to Banesprev until May 2026 (note 24), updated in accordance with the criteria and the benefit adjustment index provided for in the regulations of the plans to which each holder is linked.

The other individual processes, whose beneficiaries did not adhere to the aforementioned transaction, are pending a final decision regarding the controversial legal issues, which will be resolved when the IRDR and ADPF are judged.

•	Sanprev – Santander Pension Association (Sanprev)

Closed supplementary pension entity that managed three benefit plans, two in the Defined Benefit modality and one in the Variable Contribution modality, whose management transfer process for these plans to Banesprev took place in January 2017. According to PREVIC Ordinance 389, of May 8, 2018, the termination of Sanprev's operating authorization was approved.

•	Bandeprev - Bandepe Social Security (Bandeprev)

Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, administered by Bandeprev. The plans are divided into a basic plan and a special supplementary retirement plan, with differences in eligibility, contributions and benefits for subgroups of participants. The plans have been closed to new members since 1999 for employees of Banco Bandepe S.A. and for all others since 2011.

SantanderPrevi - Private Pension Entity (SantanderPrevi): is a closed supplementary pension entity, whose objective is to establish and implement pension benefit plans, complementary to the general social security system, in accordance with current legislation.

SantanderPrevi's Retirement Plan is structured in the Defined Contribution modality and has been closed to new members since July 2018, as approved by PREVIC, with contributions shared between the sponsoring companies and the plan participants. The amounts appropriated by the sponsors for the fiscal year ended December 31, 2024 were R$62,076 (2023 – R$54,774 and 2022 – R$58,960).

There are 10 cases of benefits granted with lifetime income from a previous plan.

SBPREV - Santander Brasil Open Pension: As of January 2, 2018, Santander began offering this new optional supplementary pension program for newly hired employees and for employees who are not enrolled in any other pension plan administered by the Closed Supplementary Pension Entities of the Santander Brasil Conglomerate. This new program includes the PGBL- Free Benefits Generating Plan and VGBL-Free Benefits Generating Life modalities administered by Zurich Santander Brasil Seguros e Previdência S.A, an Open Supplementary Pension Entity, open to new members, with their contributions shared between the founding/stipulating-endorsing companies and the plan participants. The amounts appropriated by the sponsors in the fiscal year ended December 31, 2024 were R$32,505 (2023 – R$29,348 and 2022 – R$22,068 ).

Consolidated Financial Statements | December 31, 2024 | F - 69

*Values expressed in thousands, except when indicated

II. Health and Dental Care Plan

Cabesp - São Paulo State Bank Employees' Charitable Fund:

Entity focused on covering medical and dental expenses of employees hired before the privatization of Banespa in 2000, as defined in the entity's Bylaws. The plans administered by the entity are:

•	Retirees by HolandaPrevi (previous name of SantanderPrevi);
•	Former Employees of Banco Real (Retirees by Circulars).

Retirees from Bandeprev:

A health care plan granted to retirees from Banco do Estado de Pernambuco; it is a lifetime benefit. Banco Santander subsidizes 50% of the plan value for those who retired before November 27, 1998. For those who retired after this date, the subsidy is 30%.

Health Officers:
Directors, Executive Directors, Vice Presidents and Chief Executive Officers may, at their own discretion, opt for lifetime membership in the health insurance plan in the event of termination of employment with Banco Santander or companies in its conglomerate without just cause; provided that they meet the following requirements: have contributed to the health insurance plan for at least 3 (three) years; have served as a director at Banco Santander or companies in its conglomerate for at least 3 (three) years; be 55 years of age or older. The plan will be maintained under the same terms as the director enjoyed at the time of his/her termination, including the payment of his/her share, which must be made by means of a payment slip. Dependents who were active at the time of termination will remain on the same plan as the director, and the inclusion of new dependents will not be permitted under any circumstances.

Life Insurance for Retirees (Life Insurances):

Granted to Retirees by Circulars: compensation in cases of Natural Death, Disability due to Illness, Accidental Death. The subsidy is 45% of the premium value. This is a closed mass.

Life Insurance Assistance Funds (Life Insurance):

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

Sudameris Foundation Medical Assistance:

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

Projected unit credit method, which views each year of service resulting in an additional unit of benefit entitlement and measures each unit separately.

Consolidated Financial Statements | December 31, 2024 | F - 70

*Values expressed in thousands, except when indicated

		2024		2023		2022
Actuarial Assumptions Adopted in the Calculations	Retirement	Health	Retirement	Health	Retirement	Health
Nominal Discount Rate for Actuarial Liability	10.6%	10.5%	8.7%	8.7%	9.44% ¹ and 9.64%	9.46% ² and 9.64%
Rate for Determining Interest on Assets for the Following Fiscal Year	10.6%	10.5%	8.7%	8.7%	9.44% ¹ and 9.64%	9.46% ² and 9.64%
Projected Long-Term Inflation Rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Projected Nominal Wage Growth Rate	3.5%	N/A	3.5%	N/A	3.5%	N/A
General Mortality Table	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

(1) Banesprev Plans II, V and Pré75

(2) Cabesp

Changes in the present value of liabilities accrued as defined benefits and the breakdown of actuarial gains (losses) arising from experience, financial assumptions, and demographic assumptions of 2024 and the last 2 years are as follows:

	Post-Employment Plans			Other Similar Obligations
	2024	2023	2022	2024	2023	2022
Present value of liabilities at the beginning of the fiscal period (Note 39)	26,241,550	24,106,720	26,503,960	5,130,333	4,588,664	5,123,868
Costs of current services (Note 39)	586	(911)	1,432	5,694	4,903	5,015
Interest cost	2,247,577	2,188,015	2,175,565	438,944	429,103	427,484
Paid benefits	(4,721,231)	(2,487,932)	(3,269,089)	(489,818)	(448,912)	(398,149)
Actuarial losses (gains)	(1,040,157)	2,433,313	(1,347,974)	(395,757)	556,575	(569,554)
Others	268,045	2,345	42,826	-	-	-
Present value of liabilities at the end of the fiscal period	22,996,370	26,241,550	24,106,720	4,689,396	5,130,333	4,588,664
Any less:
Fair value of plan assets (1)	26,158,640	27,328,362	27,316,715	5,008,751	5,570,353	4,945,407
Unrecognized assets (1)	(3,617,497)	(2,649,505)	(4,141,741)	(877,078)	(1,082,010)	(907,430)
Provisions - net	455,228	1,562,694	931,746	557,724	641,990	550,687

Total provisions for pension plans, net	1,023,424	2,204,684	1,482,433
Of which:
Actuarial provisions	1,364,437	2,543,504	1,775,202
Actuarial assets (note 15) (1)	341,013	338,820	292,770

Experience-Based Adjustments in Net Assets	(1,200,878)	(99,752)	(950,298)	(772,305)	387,599	(399,946)

Plan Experience	(2,343,241)	(585,676)	(739,281)	(416,984)	(171,107)	(10,858)
Changes in Financial Assumptions	3,347,376	(1,652,752)	2,087,825	770,940	(419,306)	580,286
Changes in Demographic Assumptions	-	(178,125)	(174)	41,519	33,838	126
Actuarial Gain (Loss) - Obligation	1,004,135	(2,416,553)	1,348,370	395,475	(556,575)	569,554
Return on Investments Different from the Return Implicit in the Discount Rate	(1,183,609)	(127,052)	(962,916)	(771,685)	387,599	(403,979)
Actuarial Gain (Loss) - Asset	(1,183,609)	(127,052)	(962,916)	(771,685)	387,599	(403,979)
Change in Surplus/Irrecoverable Deficit	(704,716)	1,801,693	(82,891)	304,272	(89,852)	(254,205)
(1)	Refers to the surplus plans Banesprev I and III, Sanprev I, II and III and Bandeprev. Refers to the surplus plans Banesprev I and III, Sanprev I, II and III and Bandeprev.

Consolidated Financial Statements | December 31, 2024 | F - 71

*Values expressed in thousands, except when indicated

The amounts recognized in the consolidated statement of income relating to the previously mentioned defined benefit liabilities are as follows:

	Post-Employment Plans			Other Similar Obligations
	2024	2023	2022	2024	2023	2022
Income
Personnel expenses - Costs of current services (note 39)	586	(911)	1,432	5,694	4,903	5,015
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	(115,866)	(198,288)	2,175,565	(52,667)	(42,656)	427,484
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	273,924	308,381	(2,064,384)	99,728	84,729	(382,028)
Other movements - Extraordinary Charges	(67)	(280)	41,546	-	(91)	31
Total	158,577	108,902	154,159	52,755	46,885	50,502

The fluctuations in the fair value of the plan’s assets were as follows:

	Post-Employment Plans			Other Similar Obligations
	2024	2023	2022	2024	2023	2022
Fair value of plan assets at the beginning of the year	27,328,362	27,316,715	28,321,826	5,570,354	4,945,407	5,096,263
Interest Income (Expenses)	2,363,706	2,386,330	2,477,872	491,611	471,759	449,758
Remeasurement – Real gain (loss) on actuarial assets excluding interest expenses (net)	(1,200,878)	(99,752)	(950,298)	(772,305)	387,599	(399,946)
Contributions	2,388,681	212,719	750,690	177,614	173,335	164,876
Being:
By the Bank	2,386,461	210,367	747,913	177,614	173,335	164,876
By plan participants	2,220	2,352	2,777	-	-	-
Paid benefits	(4,721,231)	(2,487,650)	(3,269,258)	(458,523)	(407,746)	(365,544)
Exchange rate variations and other items	-	-	(14,117)	-	-	-
Fair value of plan assets at the end of the year	26,158,640	27,328,362	27,316,715	5,008,751	5,570,354	4,945,407

The assumptions concerning healthcare cost rates have a significant impact on the amounts recognized in the financial statements. A one percentage point change in healthcare cost rates would have the following effects:

					Sensitivity
	2024		2023		2022
	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities
Interest rate
(+)0.5%	(23,750)	(231,019)	(27,627)	(346,439)	(22,524)	(240,984)
(-)0.5%	25,895	251,828	24,768	266,243	24,802	265,351
General Mortality Table
Applied (+) 2 years	(48,858)	(475,167)	(50,263)	(611,723)	(42,586)	(455,624)
Applied (-) 2 years	50,445	490,605	48,527	544,105	45,310	484,763
Cost of Medical Care
(+)0.5%	28,376	275,982	26,968	291,763	29,297	313,438
(-)0.5%	(26,451)	(257,258)	(30,133)	(376,538)	(27,104)	(289,978)

The following table presents the duration of actuarial liabilities of the plans sponsored by Banco Santander:

Consolidated Financial Statements | December 31, 2024 | F - 72

*Values expressed in thousands, except when indicated

Post-Employment Plans		Other Similar Obligations
Plans	Duration (Average in Years)	Plans	Duration (Average in Years)
Banesprev	7.75	Cabesp	10.44
Sanprev	7.17	Bandepe	8.64
Bandeprev	5.65	Clínica Grátis	8.22
SantanderPrevi	5.36	Diretores Vitalícios	6.2
CACIBAN / DAB / DCA	5.41 / 4.61 / 4.9	Diretores Saúde	22.6
		Circulares	7.98 / 7.36
		Seguro de Vida	4.75

22.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of “Obligation and Provisions” is as follows:

Thousand of Reais	2024	2023

Provisions for pension funds and similar liabilities (Note 21)	1,364,437	2,543,504
Provisions for judicial and administrative proceedings, commitments, and other provisions	9,612,493	8,930,277
Judicial and Administrative Proceedings for Liabilities of Former Controlling Shareholders (Note 15)	496	496
Judicial and administrative proceedings	9,065,853	8,457,667
Comprising:		-
Civil	3,330,621	2,888,359
Labor	2,946,482	3,277,476
Tax and Social Security	2,788,750	2,291,832
Provisions for contingent liabilities (Note 22.b.1)	440,113	382,485
Miscellaneous provisions	106,031	89,629
Total	10,976,930	11,473,781

b) Changes

The changes in “Obligation and Provisions” were as follows:

Thousand of Reais			2024

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	2,543,504	8,930,277	11,473,781
Additions charged to income:
Interest expense and similar charges	205,119	-	205,119
Personnel Expenses (Note 39)	6,280	-	6,280
Establishment / Reversals and Adjustments of Provisions	(24)	4,537,708	4,537,684
Other Comprehensive Income	736,938	-	736,938
Establishment / Reversal of provisions for contingent commitments	-	57,628	57,628
Payments to external funds	(2,417,724)	-	(2,417,724)
Amount paid	-	(3,913,120)	(3,913,120)
Transfer to other assets - actuarial assets (Note 15)	24,452	-	24,452
Transfers, foreign exchange fluctuations, and other variations	265,892	-	265,892
Balance at the end of the fiscal year	1,364,437	9,612,493	10,976,930

Consolidated Financial Statements | December 31, 2024 | F - 73

*Values expressed in thousands, except when indicated

Thousand of Reais			2023

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	1,775,202	7,339,941	9,115,143
Additions charged to profit or loss:
Interest and Similar Income and Expenses	154,499	-	154,499
Personnel Expenses (Note 39)	3,788	-	3,788
Establishment / Reversals and Adjustments of Provisions	(89)	4,472,411	4,472,322
Other Comprehensive Income	834,702	-	834,702
Establishment / Reversal of provisions for contingent commitments	-	(47,999)	(47,999)
Payments to external funds	(251,467)	-	(251,467)
Amount paid	-	(2,834,076)	(2,834,076)
Transfer to other assets - actuarial assets (Note 15)	26,869	-	26,869
Transfers, foreign exchange fluctuations, and other variations	-	-	-
Balance at the end of the fiscal year	2,543,504	8,930,277	11,473,781

Thousand of Reais			2022

	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	2,728,126	8,876,356	11,604,482
Additions charged to profit or loss:
Interest and Similar Income and Expenses	156,637	-	156,637
Personnel Expenses (Note 39)	6,447	-	6,447
Establishment / Reversals and Adjustments of Provisions	40,470	1,652,562	1,693,032
Other Comprehensive Income	(401,147)	-	(401,147)
Establishment / Reversal of provisions for contingent commitments	-	(477,543)	(477,543)
Payments to external funds	(783,187)	-	(783,187)
Amount paid	-	(2,713,474)	(2,713,474)
Transfer to other assets - actuarial assets (Note 15)	27,856	-	27,856
Transfers, foreign exchange fluctuations, and other variations	-	2,040	2,040
Balance at the end of the fiscal year	1,775,202	7,339,941	9,115,143
(1)	For further information, please refer to note 21. Provisions for pension funds and similar liabilities

b.1) Provisions for contingent payments

As stated in note 1.iv, IFRS 9 mandates the recognition of a provision for expected loan losses on financial guarantee contracts that have not yet been honored. This provision expense, reflecting the credit risk, must be measured and recognized when such guarantees are honored and the guaranteed customer fails to meet their contractual obligations. Changes in these provisions during the fiscal years of 2024, 2023 and 2022 are detailed below.

Thousand of Reais	2024	2023	2022

Balance at the beginning of the period	382,485	430,484	908,027
Establishment / Reversal of provisions for contingent commitments	57,628	(47,999)	(477,543)
Balance at end of year	440,113	382,485	430,484

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

Management understands that the provisions made are sufficient to meet legal obligations and potential losses arising from judicial and administrative proceedings as follows:

c.1) Judicial and Administrative Proceedings Pertaining to Tax and Social Security Matters

Main judicial and administrative proceedings with probable loss risk

Consolidated Financial Statements | December 31, 2024 | F - 74

*Values expressed in thousands, except when indicated

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings related to tax and social security disputes, which are classified based on the opinion of legal advisors as having a probable loss risk.

Provisional Contribution on Financial Transactions (CPMF) in Client Operations - R$1,167 million (12/31/2023 - R$1,099 million) in Consolidated: in May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice against Banco Santander (Brasil) S.A. The purpose of the proceedings was the collection of CPMF on transactions carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative proceeding ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said lawsuit resulted in an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. Based on the assessment of legal advisors, a provision was set up to cover the losses considered probable in the lawsuit.

National Institute of Social Security (INSS) - R$142 million in Consolidated (12/31/2023 - R$138 million in Consolidated) Banco Santander and the controlled companies discuss administratively and judicially the collection of the contribution of social security and education salary on various funds that, according to the assessment of legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions – R$366 million in Consolidated (12/31/2023 - R$379 million in Consolidated): Banco Santander and the controlled companies are administratively and judicially discussing the requirement, for several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 22 c.4.

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

However, the jurisprudence of the STF regarding the constitutionality of the regulations that amended Brazil's monetary standard has not yet been established. On April 14, 2010, the Superior Court of Justice ("STJ") ruled that the deadline for initiating public civil actions related to the inflation adjustments is 5 years from the date of the plans, but this ruling has not yet become final and conclusive. Accordingly, with this decision, a significant number of the claims, as filed after the x-year deadline, are expected to be declared unfounded, thereby reducing the amounts involved. The STJ also ruled that the deadline for individual savers to register for Public Civil Actions is x years, counted from the date of the final judgment of the respective case. Banco Santander is confident in the success of the positions it has advocated before these courts, due to their substance and rationale.

Consolidated Financial Statements | December 31, 2024 | F - 75

*Values expressed in thousands, except when indicated

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

Tax lawsuits with a possible loss classification totaled R$35,834 millions in the Consolidated (12/31/2023 - R$34,829 million), with the main lawsuits being as follows:

PIS and COFINS- Lawsuits filed by Banco Santander (Brasil) S.A. and other entities of the Group to prevent the application of Law No. 9,718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all revenues of the entities, and not only to revenues arising from the provision of services. Regarding the Banco Santander (Brasil) S.A. case, in 2015 the Brazilian Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Government regarding PIS and denied the extraordinary appeal filed by the Federal Public Prosecutor's Office regarding the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, by means of General Repercussion, Theme 372 and partially accepted the Federal Government's appeal, establishing the thesis that PIS/COFINS is levied on operating revenues arising from the typical activities of financial institutions. With the publication of the judgment, the Bank filed a new appeal regarding PIS, which is awaiting analysis. Based on the assessment of legal advisors, the risk prognosis was classified as a possible loss, with an appeal not being probable. As of December 31, 2024, the amount involved is R$2.225 million. For the other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its subsidiaries are subject to legal and administrative proceedings arising from questions from tax authorities regarding the collection of social security contributions on payments made as profit sharing. On December 31, 2024, the amount was approximately R$9,804 million.

Service Tax (ISS) - Financial institutions - Banco Santander and its subsidiaries are contesting both administratively and judicially the imposition by several municipalities of the ISS on various income derived from operations not typically recognized as service provision. As of December 31, 2024, the value was approximately R$3,635 million.

Non-Ratified Tax Offsetting - The Bank and its subsidiaries are engaged in both administrative and legal disputes with the Federal Revenue Service over the non-ratification of tax offsets involving credits from overpayments or undue payments. As of December 31, 2024, the total amount was approximately R$6,524 million

Losses in Credit Operations -The Bank and its subsidiaries contested the tax assessments issued by the Brazilian Federal Revenue Service, alleging the undue deduction of losses on credit transactions from the IRPJ and CSLL calculation bases for allegedly not meeting the requirements of the applicable laws. On December 31, 2024, the amount was approximately R$1,092 million

Use of CSLL Tax Loss and Negative Base - Notices of infraction issued by the Brazilian Federal Revenue for the fiscal years 2009 and 2019, concerning alleged improper offsetting of tax losses and negative CSLL base, following tax assessments from previous periods. A decision in the administrative court is pending. As of December 31, 2024, the value was approximately R$2,522 million.

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued notices of violation to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative process. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). A lawsuit will be filed for the remaining portion. On December 31, 2024, the amount was approximately R$837 million.

IRPJ and CSLL Capital Gains - The Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the fiscal year 2005. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged based on the understanding that the tax treatment adopted in the transaction was in accordance with the current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. On December 31, 2024, the value was approximately R$573 million.

Consolidated Financial Statements | December 31, 2024 | F - 76

*Values expressed in thousands, except when indicated

IRRF – Overseas Remittance - The Company filed a lawsuit seeking to eliminate the taxation of Income Tax Withheld at Source – IRRF, on payments derived from the provision of technology services by companies headquartered abroad, due to the existence of International Treaties signed between Brazil-Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable judgment was handed down and the National Treasury appealed to the Regional Federal Court of the 3rd Region, where it awaits judgment. On December 31, 2024, the amount was approximately R$1,109 million.

Labor lawsuits with a possible loss classification totaled R$459 million in the Consolidated, including the lawsuit below:

Adjustment of Banesprev Retirement Supplements through IGPDI - Class action filed by Afabesp requesting a change in the adjustment index for social security benefits for retirees and former employees of Banespa, hired before 1975. Initially, the action was ruled unfavorably to Banco Santander, which appealed this initial decision and on August 23, 2024, it was ruled in favor of Banco Santander. Against this new decision, on August 30, 2024, AFABESP filed an Embargo for Clarification, which is pending judgment.

Liabilities related to civil lawsuits with a possible risk of loss totaled R$3,249 million in the Consolidated, with the main lawsuit being:

Indemnity lawsuit related to custody services provided by Banco Santander. The lawsuit is in the expert assessment phase and has not yet been sentenced.

23.	Tax assets and liabilities

a) Income tax and social contribution

The total charges for the period can be reconciled with the accounting profit as follows:

Thousand of Reais	2024	2023	2022

Operating Profit Before Tax	19,190,228	11,921,651	19,574,727
Tax Rate (25% income tax and 20% social contribution tax) (3)	(8,635,601)	(5,364,743)	(8,890,954)
PIS and COFINS (net of income and social contribution taxes) (1)	(3,258,281)	(3,789,866)	(3,629,609)
Non-taxable/Non-deductible:
Equity method	140,870	108,380	3,880
Non-Deductible Expenses Net from Non-Taxable Income (2)	1,345,411	1,016,111	1,161,311
Adjustments:
Recognition (Reversal) of Income/Social Contribution Taxes on Temporary Differences	(224,038)	127,166	312,227
Interest on Equity	2,589,128	2,660,040	2,361,830
Effect of CSLL (Social Contribution on Net Profit) Rate Difference (3)	1,441,329	684,133	715,075
Other adjustments	824,718	2,135,940	2,730,988
Income taxes	(5,776,465)	(2,422,839)	(5,235,252)
Comprising:
Current taxes	(6,193,804)	(7,962,995)	(4,597,818)
Deferred taxes	417,339	5,540,156	(637,434)
Taxes paid during the fiscal year	(5,423,514)	(5,892,511)	(6,077,436)
(1)	PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, in accordance with IAS 12, they are recorded as income taxes.
(2)	It mainly includes the tax effect on income from updates to judicial deposits and other income and expenses that are permanent differences.
(3)	In the Consolidated Financial Statements, we account for the difference in CSLL (Social Contribution on Net Profit) tax rates of 9% (non-financial companies), 15% (financial companies), and 20% (banks).

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

Consolidated Financial Statements | December 31, 2024 | F - 77

*Values expressed in thousands, except when indicated

The distinct tax treatment for PIS and COFINS taxes from these foreign exchange differences induces volatility in "Operating Income Before Tax" and the "Income Taxes" line items. Below are detailed the effects of the operations executed, as well as the aggregate impact of the foreign exchange hedge for the fiscal years ending on December 31, 2024, 2023 and 2022:

Thousand of Reais	2024	2023	2022
Foreign exchange fluctuations (net)
Gains (losses) arising from exchange rate fluctuations on the Bank’s investments in the Cayman, Luxembourg, and EFC Branches	13,627,778	(3,281,452)	(2,643,931)
Gains (losses) on financial assets and liabilities
Income generated from the use of derivative contracts as foreign exchange hedge	(14,292,394)	3,444,617	2,773,337
Income Taxes
Tax effect of derivative contracts used as hedge - PIS/COFINS	664,616	(163,165)	(129,406)
Tax effect of derivative contracts used as hedge - Income/Social Contribution Taxes	-	-	-

b) Effective tax rate calculation

The effective tax rates are:

Thousand of Reais	2024	2023	2022
Operating Income Before Tax	19,190,228	11,921,652	19,574,727
Income Tax	(5,776,465)	(2,422,839)	(5,235,252)
Effective tax rate	30.10%	20.32%	26.74%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank has recorded the following amounts directly in equity:

Thousand of Reais	2024	2023	2022
Tax credits recognized in equity	339,389,357	139,356,609	4,853,421
Measurement of securities at fair value through other comprehensive income	333,401,042	136,550,936	2,061,631
Measurement of cash flow hedge	2,607,676	223,487	758,045
Measurement of investment hedge	562,353	562,353	562,352
Measurement of defined benefit plan	2,818,286	2,019,833	1,471,393
Tax expenses recognized in equity	(346,808,871)	(140,799,732)	(1,474,107)
Measurement of securities at fair value through other comprehensive income	(335,837,710)	(133,417,362)	(1,465,965)
Measurement of cash flow hedge	(2,628,353)	(430,444)	-
Measurement of investment hedge	(1,421,361)	(1,421,361)	-
Measurement of defined benefit plan	(6,921,447)	(5,530,565)	(8,142)
Total	(7,419,514)	(1,443,123)	3,379,314

This pertains to deferred tax liabilities recognized in equity, arising from temporary differences accounted for in equity.

d) Deferred taxes

The balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” are presented as follows:

Thousand of Reais	2024	2023

Deferred Tax Assets	48,223,877	43,445,704
Comprising:
Temporary differences (1)	42,737,528	37,877,300
Tax loss	5,486,349	5,561,066
CSLL 18%	-	7,338
Total deferred tax assets	48,223,877	43,445,704

Deferred tax liabilities	5,689,440	3,699,432
Comprising:
Excess depreciation of leased assets	394,257	391,490
Fair value adjustment of trading securities and derivatives	5,295,183	3,307,942
Total deferred tax liabilities	5,689,440	3,699,432
(1)	Temporary differences primarily related to impairment losses on loans and receivables, provisions for judicial and administrative proceedings, and the effect of the fair value on financial instruments.

Consolidated Financial Statements | December 31, 2024 | F - 78

*Values expressed in thousands, except when indicated

The changes in the balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” over the last three fiscal years were the following:

Thousand of Reais	Balances at December 31, 2023	Adjustment to Income	Fair value adjustments (1)	Other (2)	Balance on December 31, 2024

Deferred Tax Assets	43,445,704	3,124,515	2,460,496	(806,838)	48,223,877
Temporary differences	37,877,300	3,206,570	2,460,496	(806,838)	42,737,528
Tax loss	5,561,066	(74,717)	-	-	5,486,349
CSLL 18%	7,338	(7,338)	-	-	-
Deferred Tax Liabilities:	3,699,432	2,238,539	597,555	(846,086)	5,689,440
Temporary differences	3,699,432	2,238,539	597,555	(846,086)	5,689,440
Total	39,746,272	885,976	1,862,941	39,248	42,534,437

Thousand of Reais	Balances at December 31, 2022	Adjustment to Income	Adjustments to fair value (1)	Other (2)	Balance on December 31, 2023

Deferred Tax Assets	38,607,588	5,720,657	(950,117)	67,576	43,445,704
Temporary differences	33,086,551	5,673,290	(950,117)	67,576	37,877,300
Tax loss	5,521,037	40,029	-	-	5,561,066
CSLL 18%	-	7,338	-	-	7,338
Deferred Tax Liabilities:	3,642,000	169,844	(116,235)	3,823	3,699,432
Temporary differences	3,642,000	169,844	(116,235)	3,823	3,699,432
Total	34,965,588	5,550,813	(833,882)	63,753	39,746,272
(1)	Refers to the tax recognized in equity.
(2)	In 2024, it refers mainly to the net of deferred taxes in the amount of R$39,248 (2023 – R$63,753 and 2022 – R$297,323), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Deferred Tax Assets				Deferred Tax Liabilities
Year	Temporary differences	Tax losses	CSLL 18%	Total	Temporary differences	Total
2025	7,467,020	601,222	-	8,068,242	1,090,672	1,090,672
2026	7,516,111	30,649	-	7,546,760	1,073,259	1,073,259
2027	5,501,618	331,136	-	5,832,754	852,844	852,844
2028	4,748,573	791,529	-	5,540,102	838,550	838,550
2029	5,519,352	1,129,474	-	6,648,826	1,330,059	1,330,059
2030 to 2034	11,984,854	2,578,464	-	14,563,318	186,536	186,536
After 2035	-	23,875	-	23,875	317,520	317,520
Total	42,737,528	5,486,349	-	48,223,877	5,689,440	5,689,440

Consolidated Financial Statements | December 31, 2024 | F - 79

*Values expressed in thousands, except when indicated

24.	Other liabilities

Next, the breakdown of the balance of the line “Other Liabilities” line item:

Thousand of Reais	2024	2023

Provisioned expenses and deferred income (1) (4)	3,542,200	3,768,139
Ongoing transactions (3)	1,148,561	1,206,095
Provision for stock-based compensation	278,707	368,434
Insurance contract liabilities	1,579,095	1,734,544
Other (2)	6,835,316	11,937,018
Total	13,383,879	19,014,230
(1)	Primarily relates to outstanding payments for personnel expenses
(2)	Includes Credits for Funds to be Disbursed, such as Administrative Fees, and Payables from Related Parties and Suppliers.
(3)	Mainly includes amounts to be transferred to credit card networks (funds in transit) and amounts to be disbursed for real estate loan operations.
(4)	The amount includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 21.

25.	Other Comprehensive Income

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

The breakdown, by type of instrument and the issuer's geographical origin, of adjustments in Other Comprehensive Income – Financial Assets Measured at Fair Value through Other Comprehensive Income (IFRS 9) as of December 31, 2024, is as follows:

Consolidated Financial Statements | December 31, 2024 | F - 80

*Values expressed in thousands, except when indicated

Thousand of Reais	2024
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	825,610	(4,604,296)	(3,778,686)	86,437,770
Private securities	2,043,223	(429,081)	1,614,142	5,621,137
Total	2,868,833	(5,033,377)	(2,164,544)	92,058,907

Thousand of Reais	2023
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	2,533,250	(1,437,728)	1,095,522	58,841,921
Private securities	10,864	(568,948)	(558,084)	194,216
Total	2,544,114	(2,006,676)	537,438	59,036,137

Thousand of Reais	2022
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	1,460,128	(2,544,087)	(1,083,959)	54,809,740
Private securities	428,640	(52,114)	376,526	582,438
Total	1,888,768	(2,596,201)	(707,433)	55,392,178

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

c) Foreign investment hedge and Foreign Investment translation adjustments

Other Comprehensive Income - Net investment in foreign operations hedges includes the net amount of changes in the value of instruments designated as hedges for net investments in foreign operations. In 2022, this hedge was discontinued (note 8.a.5).

Foreign investment translation adjustments include the net amount of differences arising from translating the balances of consolidated entities whose functional currency is not the Brazilian Real into Brazilian Reais (note 2.a).

26.	Non-controlling interests

Non-controlling interests refer to the net value of the equity equivalence of the portion of profit or loss attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of annual profit attributed to subsidiaries.

a) Composition

The balance of the "Non-controlling Interests" line item is detailed below:

Consolidated Financial Statements | December 31, 2024 | F - 81

*Values expressed in thousands, except when indicated

Thousand of Reais	2024	2023

Total	335,447	403,350
Rojo Entretenimento S.A.	11,226	8,165
Banco Hyundai Capital	324,819	268,859
Return Capital Gestão de Ativos e Participações S.A.	-	(9,379)
Toro Corretora de Títulos e valores Mobiliários Ltda.	-	112,023
Toro Investimentos S.A.	-	21,640
Solution 4fleet Consultoria Empresarial S.A.	-	25
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	-	2,017
Fit Economia de Energia S.A.	(4,382)	—
América Gestão Serviços em Energia S.A.	3,784	—

Thousand of Reais	2024	2023

Profit attributable to non-controlling interests	48,257	49,499
Comprising:
Banco PSA Finance Brasil S.A.	-	8,068
Rojo Entretenimento S.A.	977	697
Banco Hyundai Capital	61,493	50,530
Return Capital Gestão de Ativos e Participações S.A.	(6,287)	(6,774)
Toro Corretora de Títulos e Valores Mobiliários Ltda.	-	(3,212)
Toro Investimentos S.A.	-	3,253
Solution 4Fleet Consultoria Empresarial S.A.	416	(1,785)
Apê11 Tecnologia e Negócios Imobiliários S.A. (Apê11)	-	(1,278)
Fit Economia de Energia S.A.	(7,272)	—
América Gestão Serviços em Energia S.A.	(1,070)	—

b) Changes

The changes in the balance of "Non-controlling interests" are summarized in the table below:

	2024	2023	2022
Thousand of Reais
Balance at the beginning of the fiscal year	403,350	497,342	334,349
Incorporation / Acquisition	(112,710)	(134,214)	20,446
Dividends paid / Interest on Capital	-	(6,790)	(7,432)
Capital increase	-	-	66,957
Profit attributable to non-controlling interests	48,257	49,499	52,382
Others	(3,450)	(2,487)	30,640
Balance at the end of the fiscal year	335,447	403,350	497,342

27.	Shareholders’ equity

a) Share capital

In accordance with the Bylaws, Banco Santander's Capital may be increased up to the limit of the authorized capital, regardless of statutory reform, upon deliberation by the Board of Directors and through the issuance of up to 9,090,909,090 (nine billion, ninety million, nine hundred and nine thousand and ninety) shares, observing the legal limits established regarding the number of preferred shares. Any capital increase exceeding this limit will require shareholder approval.

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve. In this way, the share capital of Banco Santander Brasil becomes R$65,000,000,000.00 (sixty-five billion reais).

The share capital, fully subscribed and paid up, is divided into registered, book-entry shares with no nominal value.

Consolidated Financial Statements | December 31, 2024 | F - 82

*Values expressed in thousands, except when indicated

	Thousand of shares
			2024			2023
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	138,618	164,502	303,120	124,804	150,621	275,425
Foreign residents	3,680,077	3,515,334	7,195,411	3,693,891	3,529,215	7,223,106
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(19,452)	(19,452)	(38,904)	(27,193)	(27,193)	(54,386)
Total outstanding	3,799,243	3,660,384	7,459,627	3,791,502	3,652,643	7,444,145

b) Dividends and interest on equity

The Company's bylaws ensure that shareholders receive a minimum dividend of 25% of their net profit for each fiscal year, adjusted in accordance with the law. Preferred shares do not have voting rights and cannot be converted into common shares, but they have the same rights and benefits granted to common shares, in addition to priority in the distribution of dividends and an additional 10% on dividends paid to common shares, and in the reimbursement of capital, without premium, in the event of the Bank's dissolution.

The dividends were calculated and paid in accordance with Brazilian Corporation Law.

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

Below, we present the distribution of Dividends and Interest on Equity made on December 31, 2024 and December 31, 2023.

	2024
		Real per Thousand Shares / Units
	Thousand of Reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Interest on Capital (1)(5)	1,500,000	191.84	221.02	412.86	163.06	179.37	342.43
Interest on Capital (2)(5)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Interest on Capital (3)(5)	1,500,000	191.67	210.83	402.50	162.92	179.21	342.13
Interest on Capital (4)(5)	1,300,000	166.10	182.71	348.81	141.18	155.30	296.48
Dividends (4)(5)	200,000	25.55	28.11	53.66	25.55	28.11	53.66
Total	6,000,000
(1)	Deliberated by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration as monetary adjustment.
(2)	Deliberated by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration as monetary adjustment.
(3)	Deliberated by the Board of Directors on July 10, 2024, paid on August 9, 2024, without any remuneration as monetary adjustment.
(4)	Deliberated by the Board of Directors on October 10, 2024, paid on November 8, 2024, without any remuneration as monetary adjustment.
(5)	They were fully attributed to the mandatory minimum dividends distributed by the Bank for the 2024 financial year.

	2023
		Real per Thousand Shares / Units
	Thousand of Reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Interest on Capital (1)(5)	1,700,000	217.92	239.71	457.63	185.23	203.75	388.98
Interest on Capital (2)(5)	1,500,000	192.03	211.23	403.26	163.22	179.55	342.77
Interest on Capital (3)(5)	1,500,000	192.07	211.28	403.35	163.26	179.58	342.84
Interest on Capital (4)(5)	1,120,000	143.42	157.76	301.18	121.91	134.10	256.00
Dividends (4)(5)	380,000	48.66	53.53	102.19	48.66	53.53	102.19
Total	6,200,000
(1)	Approved by the Board of Directors on January 19, 2023, paid on March 6, 2023, without any remuneration as monetary adjustment.
(2)	Approved by the Board of Directors on April 13, 2023, paid on May 15, 2023, without any remuneration as monetary adjustment.
(3)	Approved by the Board of Directors on July 13, 2023, paid on August 16, 2023, without any remuneration as monetary adjustment.
(4)	Approved by the Board of Directors on October 10, 2023, paid on November 10, 2023, without any remuneration as monetary adjustment.
(5)	They were fully attributed to the mandatory minimum dividends distributed by the Bank for the 2023 financial year.

Consolidated Financial Statements | December 31, 2024 | F - 83

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

d) Treasury shares

At a meeting held on January 24, 2024, the Board of Directors approved, in continuation of the Repurchase Program that expired on the same date, a new Repurchase Program for Units and ADRs issued by Banco Santander, directly or through its branch in Cayman, for maintenance in treasury or subsequent sale.

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2024, to approximately 1% of the Bank's share capital. On December 31, 2024, Banco Santander had 356,245,448 common shares and 384,049,858 preferred shares outstanding.

The purpose of the buyback is to (1) maximize value generation for shareholders through efficient management of the capital structure; and (2) enable the payment of directors, management-level employees and other employees of the Bank and companies under its control, under the terms of the Long-Term Incentive Plans. The term of the Buyback Program is up to 18 months from February 6, 2024, ending on August 6, 2025.

	2024	2023
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	27,193	31,161
Shares Acquisitions	2,770	1,272
Payment - Share-based compensation	(10,511)	(5,240)
Treasury shares at end of the period	19,452	27,193
Balance of Treasury Shares in thousand of Reais	R$882,936	R$1,105,012
Emission Costs in thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in thousands of Reais	R$884,707	R$1,106,783

Cost/Share Price	Units	Units
Minimum cost (*)	R$7.55	R$7.55
Weighted average cost (*)	R$27.46	R$27.62
Maximum cost (*)	R$49.55	R$49.55
Share Price	R$24.93	R$31.00
(*)	Since the beginning of trading on the stock exchange.

Additionally, for the fiscal year ended December 31, 2024, trading of treasury shares resulted in a gain of R$25,163 (2023 – gain of R$27,921), which was directly recognized in equity under capital reserves.

Consolidated Financial Statements | December 31, 2024 | F - 84

*Values expressed in thousands, except when indicated

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period.

	2024	2023	2022
Profit attributable to the Parent	13,365,506	9,449,313	14,287,093

Earnings per share (in Reais BRL)
Basic Profit per 1,000 shares (in Reais - BRL)
Common shares	1,708.02	1,208.83	1,831.43
Preferred shares	1,878.82	1,329.71	2,014.57
Net Profit attributable - Basic (in Reais BRL)
Common shares	6,488,760	4,587,598	6,936,588
Preferred shares	6,876,746	4,861,715	7,350,505

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,799,003	3,795,082	3,787,533
Preferred shares	3,660,144	3,656,223	3,648,674

b) Diluted earning per share

Diluted earnings per share is calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period, and including the potential dilutive effect of long-term compensation programs.

	2024	2023	2022
Profit attributable to the Parent	13,365,506	9,449,313	14,287,093

Earnings per share (in Reais - BRL)
Diluted earnings per 1,000 shares (in Reais - BRL) (1)
Common shares	1,708.02	1,208.83	1,831.43
Preferred shares	1,878.82	1,329.71	2,014.57
Net Profit attributable - Basic (in Reais - BRL) (1)
Common shares	6,488,760	4,587,598	6,936,588
Preferred shares	6,876,746	4,861,715	7,350,505

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,799,003	3,795,082	3,787,533
Preferred shares	3,660,144	3,656,223	3,648,674
(1)	Since the exercise price of the benefit programs presents an average, in the periods presented, are higher than the average market price of the shares, its its dilutive effect are not computed.

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

Consolidated Financial Statements | December 31, 2024 | F - 85

*Values expressed in thousands, except when indicated

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

The table below provides a summary of the fair values of financial assets and liabilities for the fiscal years ended on December 31, 2024 and 2023, classified according to the various measurement methods the Bank has adopted to determine their fair value.

				12/31/2024
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	90,905,041	132,973,627	7,123,218	231,001,886
Debt instruments	88,260,075	15,624,289	3,700,691	107,585,055
Equity instruments	2,644,966	296,834	27,023	2,968,823
Derivatives	-	39,468,524	707,294	40,175,818
Loans and advances to customers	-	2,223,593	2,688,210	4,911,803
Reserves at the Central Bank of Brazil	-	75,360,387	-	75,360,387
Financial Assets Measured At Fair Value Through Other Comprehensive Income	88,640,516	-	3,438,024	92,078,540
Debt instruments	88,620,903	-	3,438,004	92,058,907
Equity instruments	19,613	-	20	19,633
Hedging derivatives (assets)	-	30,481	-	30,481
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	82,213,242	509,368	82,722,610
Derivatives	-	38,771,080	509,368	39,280,448
Short positions	-	39,396,666	-	39,396,666
Bonds and securities obligations	-	4,045,496	-	4,045,496
Hedging derivatives (liabilities)	-	129,826	-	129,826

Consolidated Financial Statements | December 31, 2024 | F - 86

*Values expressed in thousands, except when indicated

				12/31/2023
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	76,857,391	125,495,820	6,568,685	208,921,896
Debt instruments	74,213,933	6,115,373	3,961,886	84,291,192
Equity instruments	2,643,458	743,991	34,705	3,422,154
Derivatives	-	27,450,135	1,819,517	29,269,652
Loans and advances to customers	-	2,288,135	752,577	3,040,712
Reserves at the Central Bank of Brazil	-	88,898,186	-	88,898,186
Financial Assets Measured At Fair Value Through Other Comprehensive Income	54,822,917	1,618,535	2,610,638	59,052,090
Debt instruments	54,818,332	1,618,535	2,599,270	59,036,137
Equity instruments	4,585	-	11,368	15,953
Hedging derivatives (assets)	-	25,069	-	25,069
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	48,667,180	914,261	49,581,441
Derivatives	-	22,849,596	914,261	23,763,857
Short positions	-	19,831,991	-	19,831,991
Bonds and securities obligations	-	5,985,593	-	5,985,593
Hedging derivatives (liabilities)	-	1,176,571	-	1,176,571

Level 3 Fair Value Changes

The tables below detail the transactions that occurred during the year 2024 and 2023 assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value
	12/31/2023				12/31/2024
Financial Assets Measured At Fair Value Through Profit Or Loss	6,568,685	(67,560)	(4,276,225)	4,898,318	7,123,218
Financial Assets Measured At Fair Value Through Other Comprehensive Income	2,610,638	(167,705)	(98,568)	1,093,659	3,438,024
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	914,261	(214,958)	(189,987)	52	509,368

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value
	12/31/2022				12/31/2023
Financial Assets Measured At Fair Value Through Profit Or Loss	3,652,114	(50,682)	1,093,895	1,873,358	6,568,685
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,503,441	30,764	1,090,459	(14,026)	2,610,638
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	233,762	(109,800)	384,082	406,217	914,261

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

Consolidated Financial Statements | December 31, 2024 | F - 87

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

i) Financial assets measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial assets measured at values other than their fair values and their respective fair values as of December 31, 2024, 2023 and 2022:

					12/31/2024
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	37,084,254	37,084,254	37,084,254	-	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions	30,177,627	30,177,627	-	6,757,021	23,420,606
Loans and advances to customers	561,178,111	554,791,402	-	-	554,791,402
Debt instruments	84,529,222	84,380,507	34,616,776	-	49,763,731
Reserves at the Central Bank of Brazil	92,439,824	92,439,824	-	92,439,824	-
Total	805,409,038	798,873,614	71,701,030	99,196,845	627,975,739

					12/31/2023
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	23,122,550	23,122,550	23,122,550	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	25,716,845	25,716,845	-	2,980,557	22,736,288
Loans and advances to customers	514,936,423	514,905,503	-	-	514,905,503
Debt instruments	101,087,321	102,199,262	35,646,863	4,033,706	62,518,693
Reserves at the Central Bank of Brazil	81,969,532	81,969,532	-	81,969,532	-
Total	746,832,671	747,913,692	58,769,413	88,983,795	600,160,484

ii) Financial liabilities measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial liabilities measured at values other than their fair values and their respective fair values as of December 31, 2024, and 2023:

					12/31/2024
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of credit institutions	158,565,482	158,565,482	-	35,608,595	122,956,887
Customer deposits	605,068,163	605,831,373	-	81,663,106	524,168,267
Marketable debt securities	135,632,632	137,664,088	-	-	137,664,088
Debt instruments Eligible Capital	23,137,784	23,137,784	-	-	23,137,784
Other financial liabilities	79,177,179	79,177,179	-	-	79,177,179
Other financial liabilities	1,001,581,240	1,004,375,906	-	117,271,701	887,104,205

					12/31/2023
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of credit institutions	118,511,957	118,511,957	-	21,632,841	96,879,116
Customer deposits	583,220,576	582,530,160	-	97,165,180	485,364,980
Marketable debt securities	124,397,422	124,265,003	-	-	124,265,003
Debt instruments Eligible Capital	19,626,967	19,626,967	-	-	19,626,967
Other financial liabilities	64,793,584	64,793,584	-	-	64,793,584
Other financial liabilities	910,550,506	909,727,671	-	118,798,021	790,929,650

Consolidated Financial Statements | December 31, 2024 | F - 88

*Values expressed in thousands, except when indicated

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

Thousand of Reais	2024	2023
Tier I Regulatory Capital	85,562.9	81,259.1
Principal Capital	77,547.6	75,042.8
Supplementary capital	8,015.3	6,216.3
Tier II Regulatory Capital	15,488.4	13,644.2
Regulatory Capital (Tier I and II)	101,051.2	94,903.3
Credit Risk (1)	603,286.5	560,780.9
Market Risk (2)	43,523.7	33,002.7
Operational Risk	60,643.3	60,491.1
Total RWA (3)	707,453.5	654,274.7
Basel I Ratio	12.09	12.43
Basel Principal Capital	10.96	11.48
Basel Regulatory Capital	14.28	14.51
(1)	Credit risk exposures subject to capital requirement calculations under the standardized approach (RWACPAD) are based on the procedures established by BCB Resolution No. 229, dated May 12, 2022.
(2)	Includes the portions for market risk exposures subject to variations in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indexes (RWAjur3), and interest rate coupons (RWAjur4), the price of commodities (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure to gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from variation in the counterparty's credit quality (RWAcva).. Risk Weighted Assets or risk weighted assets.
(3)	Risk Weighted Assets or risk weighted assets.

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

Consolidated Financial Statements | December 31, 2024 | F - 89

*Values expressed in thousands, except when indicated

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

The breakdown of the main items of interest and similar income earned in 2024, 2023 and 2022 is presented below:

Thousand of Reais	2024	2023	2022

Cash and balances with the Brazilian Central Bank	17,990,483	13,807,832	10,202,362
Loans and advances - Credit institutions	2,992,514	2,234,602	2,722,311
Loans and advances - Customers	75,859,217	81,330,804	73,596,047
Debt instruments	29,500,935	24,195,031	22,001,700
Pension Plans (note 21)	36,014	36,973	19,587
Other interest	10,804,315	6,677,465	6,683,111
Total	137,183,478	128,282,707	115,225,118

32.	Interest and similar expenses

Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2024, 2023 and 2022 is as follows:

Thousand of Reais	2024	2023	2022

Deposits from credit institutions	8,905,425	9,828,381	6,736,736
Customer deposits	58,469,742	48,543,885	38,508,954
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	3,778,418	4,998,766	6,951,908
Debt Instruments Eligible to Compose Capital (note 19)	2,523,206	1,925,772	863,394
Pension Plans (note 21)	241,133	189,138	176,224
Other interest (1)	6,586,994	15,912,731	14,484,725
Total	80,504,918	81,398,673	67,721,941
(1)	It is mainly composed of Expenses with Interest on Repo Agreements

33.	Equity instrument income

The "Equity Instrument Income" line item encompasses dividends and payments received as well as the profits generated by invested entities after the acquisition of equity instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2024	2023	2022

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	31,626	18,658	33,985
Financial Assets Measured At Fair Value Through Other Comprehensive Income	52,021	3,521	4,088
Total	83,647	22,179	38,073

34.	Fee and commission income

The "Fee and Commission Income" line item includes all fees and commissions accrued to the Bank's benefit during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2024	2023	2022

Collection and payment services:
Bills	961,360	1,040,113	1,097,170
Demand accounts	2,965,171	2,940,423	2,917,271
Cards (Credit and Debit) and Acquiring Services	6,663,921	6,528,718	5,890,549
Checks and other	87,459	98,884	109,014
Orders	1,095,150	905,907	751,766
Total	11,773,061	11,514,045	10,765,770

Consolidated Financial Statements | December 31, 2024 | F - 90

*Values expressed in thousands, except when indicated

Marketing of non-Banking financial products:
Investment funds	573,929	510,695	568,455
Insurance and brokerage commissions	4,183,116	3,646,974	3,524,201
Capitalization plans	622,573	712,660	803,052
Total	5,379,618	4,870,329	4,895,708

Securities services:
Securities underwriting and placement	1,077,297	1,167,677	1,017,763
Securities trading	329,009	291,167	325,960
Administration and custody	984,656	898,058	704,936
Asset management	418	1,645	890
Total	2,391,380	2,358,547	2,049,549

Other:
Foreign exchange	1,835,203	1,856,492	1,888,194
Financial guarantees	884,711	757,770	678,908
Other fees and commissions	1,401,014	1,097,595	959,594
Total	4,120,928	3,711,857	3,526,696
Total	23,664,987	22,454,778	21,237,723

35.	Fee and commission expenses

The "Fee and Commission Expenses" line item reflects the total amount of fees and commissions paid or payable during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2024	2023	2022

Commissions assigned to third parties (1)	4,541,274	4,147,976	3,918,115
Other fees and commissions	1,918,504	2,666,837	2,443,728
Total	6,459,778	6,814,813	6,361,843
(1)	Primarily consisting of credit cards.

36.	Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities comprise the fair value adjustments of financial instruments, excluding those related to accrued interest from applying the effective interest method and provisions, as well as the gains or losses incurred from buying or selling financial instruments.

The breakdown of the balance for this line item, categorized by type of instrument, is presented below:

Thousand of Reais	2024	2023	2022

Financial Assets Measured At Fair Value Through Profit Or Loss (1)	(641,147)	3,440,830	4,801,086
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(180,427)	(463,844)	(239,777)
Of which: Financial assets at fair value through other comprehensive income
Debt instruments	(105,789)	(42,405)	(42,552)
Equity instruments	(74,638)	(421,439)	(197,225)
Of which: Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	(537,100)	(247,467)	(407,973)
Total	(1,358,674)	2,729,519	4,153,336
(1)	Includes the foreign exchange hedge of the Bank’s position in Cayman (note 23).

Consolidated Financial Statements | December 31, 2024 | F - 91

*Values expressed in thousands, except when indicated

37.	Foreign exchange fluctuations (net)

Foreign exchange fluctuations reflect the gains or losses on currency transactions, the changes resulting from the conversion of monetary items from a foreign currency to the functional currency, and the gains or losses recognized on non-monetary foreign currency assets at the time of disposal.

Thousand of Reais	2024	2023	2022

Revenue with Exchange Variations	121,821,934	104,400,557	170,221,459
Expenses with Exchange Variations	(120,334,255)	(103,335,390)	(169,675,569)
Total	1,487,679	1,065,167	545,890

38.	Other Operating Expenses (Net)

The breakdown of the "Other Operating Income (Expenses)" line item is presented below:

Thousand of Reais	2024	2023	2022

Other operating income	1,135,725	714,363	885,774
Other operating expense	(1,172,124)	(866,732)	(1,238,328)
Contributions to fund guarantee of credit - FGC	(615,722)	(563,421)	(488,448)
Total	(652,121)	(715,790)	(841,002)

39.	Personnel expenses

a) Breakdown

The breakdown of the “Personnel Expenses” line item is presented below:

Thousand of Reais	2024	2023	2022
Wages and salaries	7,087,141	6,640,403	6,311,240
Social security costs	1,692,382	1,654,056	1,431,129
Benefits	1,753,478	1,659,195	1,602,744
Defined benefit pension plans (note 21)	6,280	3,867	6,447
Contributions to defined contribution pension plans	215,685	180,926	128,091
Share-based compensation	294,088	163,695	39,876
Training	68,043	61,686	59,832
Other personnel expenses	480,899	450,098	317,636
Total	11,597,996	10,813,926	9,896,995

Consolidated Financial Statements | December 31, 2024 | F - 92

*Values expressed in thousands, except when indicated

b) Stock-based compensation

Banco Santander has long-term compensation programs linked to the market price performance of its instruments (Local and Global shares/options). The members of Banco Santander's Executive Board are eligible for these plans, in addition to participants who have been determined by the Board of Directors, whose selection takes into account seniority in the group. Members of the Board of Directors only participate in these plans when they hold positions on the Executive Board.

b.1) Local and Global Program

					01/01 to			01/01 to			01/01 to
Program	Liquidity Type	Vesting Period	Period of Exercise		12/31/2024			12/31/2023			12/31/2022
		01/2024 to 12/2027	2026, 2027 and 2028	R$	1,100,000	(1)	R$	—	(1)	R$	—	(1)
		01/2023 to 12/2026	2026		20,263	SANB11		15,637	SANB11		—	SANB11
		01/2023 to 12/2026	2025 and 2026	R$	750,000	(1)	R$	750,000	(1)	R$	—	(1)
		01/2022 to 12/2025	2025		118,363	SANB11		118,363	SANB11		66,323	SANB11
		01/2021 to 12/2023	2023	R$	—	(4)	R$	—	(4)	R$	1,500,000	(4)
		01/2021 to 10/2024	2024	R$	—	(1)	R$	18,270,000	(1)	R$	23,490,000	(1)
	Santander Brasil Bank Shares	09/2020 to 09/2022	2022		—	SANB11		—	SANB11		209,278	SANB11
Local		09/2020 to 09/2022	2024		—	SANB11		217,291	SANB11 (2)		222,178	SANB11 (2)
		01/2020 to 12/2022	2023	R$	—	(2)	R$	—	(2)	R$	4,002,000	(2)
		01/2020 to 09/2023	2023		—	SANB11		—	SANB11		139,163	SANB11
		07/2019 to 06/2022	2022		—	SANB11		—	SANB11		111,066	SANB11
		07/2019 to 06/2022	2022		—	SANB11		—	SANB11		304,594	SANB11
		07/2019 to 06/2022	2024		—	SANB11		292,537	SANB11 (2)		343,863	SANB11 (2)
		01/2019 to 12/2021	2022 and 2023	R$	—	(3)	R$	—	(3)	R$	40,403	(3)
		2023			—	SAN (3)		80,412	SAN (3)		159,253	SAN (3)
		2023, with limit for options' exercise until 2030			420,394	Op. SAN Shares (3)		420,394	Op. SAN Shares (3)		832,569	Op. SAN Shares (3)
		02/2024			117,601	SAN (4)		117,601	SAN (4)		124,184	SAN (4)
		02/2024, with a limit for exercising the options until 02/2029			183,840	Op. SAN Shares (4)		350,839	Op. SAN Shares (4)		370,477	Op. SAN Shares (4)
Global	Santander Spain Shares and Options	2025			95,786	SAN (4)		95,786	SAN (4)		150,703	SAN (4)
		2025, with a limit for exercising the options until 2030			367,827	Op. SAN Shares (4)		367,827	Op. SAN Shares (4)		578,713	Op. SAN Shares (4)
		2026			175,476	SAN (4)		199,680	SAN (4)		199,680	SAN (4)
		2026, with a limit for exercising the options until 2033			472,469	Op. SAN Shares (4)		537,637	Op. SAN Shares (4)		537,637	Op. SAN Shares (4)
		2027			8,528	SAN (4)		9,095,000	SAN (4)		—	SAN (4)
		2027, with a limit for exercising the options until 2032			80,476	Op. SAN Shares (4)		—	Op. SAN Shares (4)		—	Op. SAN Shares (4)
		2028			2,411	SAN (4)		—	SAN (4)		—	SAN (4)
		2028, with a limit for exercising the options until 2033			9,888	Op. SAN Shares (4)		—	Op. SAN Shares (4)		—	Op. SAN Shares (4)
		12/2024, with payment in 2025			50,419	SANB11		—	SANB11		—	SANB11

Consolidated Financial Statements | December 31, 2024 | F - 93

*Values expressed in thousands, except when indicated

12/2025, with payment in 2026		70,346	SANB11		—	SANB11		—	SANB11
	R$	1,850,000	(1)	R$	19,020,000	(1)	R$	28,992,000	(1)
Balance of Plans on December 31, 2024					R$9,095,000	Op. Ações SAN (4)
		259,391	SANB11		643,828	SANB11		1,436,867	SANB11
					293,799	Op. Ações SAN (4)
		399,802	SAN (3) (4)		1,139,060	SAN (3) (4)		434,140	SAN (3) (4)
		1,444,530	SAN (3) (4)		106,147	SAN (3) (4)		1,781,759	SAN (3) (4)
(1)	Plan target in Reais, paid in SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 15 trading sessions of the month immediately prior to payment.

Throughout 2024, 551,572 gross shares were paid and the amount of R$1,820,000 was canceled due to non-achievement of the contracts' performance indicators.

(2)	Long-Term Incentive Plans finalized, with 486,502 shares paid and 23,326 shares canceled throughout 2024.
(3)	Plan completed with 100% achievement. The portion equivalent to 80,412 shares was paid in cash in Mar/2024 (after the lockup) and 78,841 shares were canceled. The options may be exercised until the end of the period for exercise in 2030, and in the period we had the cancellation of 412,175 options.
(4)	Target of the plan in shares and options on Global shares, to be paid in cash at the end of the vesting period, according to the achievement of the plan's performance indicators.

Our long-term programs are divided into local and global plans, with specific performance indicators and rules in the event of dismissal to be entitled to receive.

Global ILP (Long Term Incentive) Plans)

We currently have 5 global plans launched in 2019, 2020, 2021, 2022 and 2023. Eligible executives have target incentives in global shares and options, with payment after a minimum deferral period of three years and settlement of the sale value of the Assets in reais.

Pricing Model

The pricing model is based on the Local Volatility model or Dupire model, which allows simultaneous calibration of all quoted European options. In addition to this model, there is an extension to deal with uncertainty in dividends, where part of the dividend value is considered confirmed, and the rest is linked to the performance of the underlying. This extended model is integrated into a PDE engine, which numerically solves the corresponding stochastic differential equation to calculate the expected value of the product.

Data and assumptions used in the pricing model, including the weighted average share price, exercise price, expected volatility, option life, expected dividends and the risk-free interest rate

•	The weighted average share price (and exercise price) is €3.104 based on the 15-day weighted average between 01/07/2022 and 01/27/2022
•	The expected volatility used was 33.80
•	Options expire on 02/01/2033
•	Expected dividends range from approximately 6.6 cents in the short term (2022) to approximately 5.75 cents per share per year in the long term (2030)
•	The discount curve used gives a discount of 0.96 for 2030

The exercise price, in all cycles and if the objectives established in the regulations are achieved, will be the market price on the exercise date.

Local ILP Plans (Long-Term Incentive)

Long-term incentive plans may be granted in accordance with the strategy of new companies in the group or specific businesses, generally with a vesting period of 3 years.

Each plan will have a specific contract and its calculation and payment must be approved by the established governance, observing local and global regulatory resolutions.

The reference value of each participant will be converted into SANB11 shares, normally at the price of the last 15 trading sessions of the month immediately preceding the payment of the plan.

At the end of the vesting period, payment of either the resulting shares in the case of local plans or the value equivalent to the shares/options of global plans are made with a 1-year restriction, and this payment is still subject to the application of the Malus/Clawback clauses. , which may reduce or cancel the shares to be delivered in cases of non-compliance with internal regulations and exposure to excessive risks and in cases of material failure to comply with financial reporting requirements, in accordance with Section 10D, of the Exchange Act (SEC) , applicable to companies with shares listed on the NYSE.

Consolidated Financial Statements | December 31, 2024 | F - 94

*Values expressed in thousands, except when indicated

Impact on Results

The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

			Consolidated
		01/01 to	01/01 to	01/01 to
		12/31/2024	12/31/2023	12/31/2022
Program	Settlement Type
Local	Santander Actions (Brazil)	6,178	17,097	25,506
Global	Santander Spain shares and stock options	6,953	6,380	3,534

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

The variable compensation plan, which is linked to Banco Santander shares, is divided into 2 programs: (i) Identified Group and (ii) Other Employees. The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

			01/01 to	01/01 to	01/01 to
Program	Participant	Liquidity Type	12/31/2024	12/31/2023	12/31/2022
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% and instruments	139,470	156,962	8,228
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% and instruments	170,949	223,562	76,275

Consolidated Financial Statements | December 31, 2024 | F - 95

*Values expressed in thousands, except when indicated

40.	Other Administrative Expenses

a) Breakdown

The breakdown of the balance for this line item is as follows:

Thousand of Reais	2024	2023	2022

General maintenance expenses	878,393	896,232	895,734
Technology maintenance expenses	2,409,697	2,383,988	2,577,479
Advertising	516,448	521,964	540,593
Communications	351,019	501,765	421,522
Per diems and travel expenses	201,195	163,057	72,647
Taxes other than income tax	154,047	173,147	148,950
Surveillance and cash courier services	474,477	524,680	548,759
Insurance premiums	25,311	26,783	21,977
Specialized and technical services	2,413,970	2,397,149	2,228,715
Technical reports	409,138	512,257	425,767
Others specialized and technical services	2,004,832	1,884,892	1,802,948
Other administrative expenses (1)	1,393,951	1,159,950	886,742
Total	8,818,508	8,748,715	8,343,118
(1)	As of December 31, 2024, this is predominantly comprised of Business Formalization Expenses of R$1,001,084 (2023 – R$949,009 and 2022 - R$926,119), Data Processing Expenses of R$263,719 (2023 – R$157,010 and 2022 - R$155,326), Service Expenses of R$250,192 (2023 - income of R$152,065 and 2022 - R$52,165), and Recovery of Charges and Expenses of R$558,296 (2023– R$304,025 and 2022 – R$435,717)

b) Other Information

The “Technical Reports” line item encompasses the fees paid by the various entities within the Consolidated Group to their respective auditors, broken down as follows:

Thousand of Reais	2024	2023
Independent audit of the financial statements of the companies included in the consolidation scope	29,987	27,100
Audit Related	588	300
Tax Services	105	215
Others	1,980	2,885
Total	32,660	30,500

The approximate tax amount, as per Law No. 12,741/2012 was R$5,687 (2023 - R$4,580).

41.	Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance for this line item is as follows:

Thousand of Reais	2024	2023	2022

Gains	1,854,664	1,038,003	62,951
Tangible and intangible assets	84,633	114,159	62,951
Investments (1)	1,770,031	923,844	-
Losses	(48,481)	(39,595)	(40,596)
Tangible and intangible assets	(48,481)	(33,956)	(40,596)
Investments	-	(5,639)	-
Total	1,806,183	998,408	22,355
(1)

In 2024, this refers to the Partnership operation between Banco Santander (Brasil) S.A. and Pluxee International, as per the terms described in Note 3.d. In 2023, results from the sale of 40% of Webmotors, as per Note 3.l.

Consolidated Financial Statements | December 31, 2024 | F - 96

*Values expressed in thousands, except when indicated

42.	Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations

The breakdown of the balance of this item is as follows:

Thousand of Reais	2024	2023	2022

Composition
Net constitution of reversal of provision of non-financial assets	79,024	29,707	47,130
Result on the Sale of non-financial assets	54,272	32,260	73,588
Operating expenses of non-financial assets	(27,260)	(16,772)	(11,591)
Total	106,036	45,195	109,127

43.	Other disclosures

a) Guarantees and commitments

The Bank offers a range of guarantees to help its clients improve their credit standing and enable them to compete effectively. The table below details all the guarantees as of December 31, 2024 and 2023.

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

Thousand of Reais	2024	2023
Maximum potential amount of future payments
Contingent liabilities
Guarantees and other sureties	60,657,334	62,579,329
Financial guarantees	33,246,872	44,891,226
Performance guarantees	1,903,656	1,994,311
Financial letters of credit	25,485,782	15,667,096
Other	21,024	26,696
Other contingent exposures	3,730,419	3,091,932
Documentary Credits	3,730,419	3,091,932
Total Contingent Liabilities	64,387,753	65,671,261

Commitments
Loan commitments drawable by third parties (1)	205,309,683	177,455,391
Total Commitments	205,309,683	177,455,391

Total	269,697,436	243,126,652
(1)	Includes approved and unutilized limits for overdrafts, credit cards, and other similar facilities.

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

Consolidated Financial Statements | December 31, 2024 | F - 97

*Values expressed in thousands, except when indicated

The recognition of provisions for impairment losses related to guarantees and other sureties (note 9.c) is recorded under the line item Impairment losses on financial assets (net) in the consolidated statement of income, and the methodology for its calculation is detailed in note 2.i.

Furthermore, the liability recognized as deferred income for the premium received for providing these guarantees is being amortized over the life of the related guarantees and totals R$300,711 (2023 - R$282,613 and 2022 - R$307,296).

b) Managed funds not recognized on the balance sheet

Banco Santander manages funds in which it does not hold a significant stake, does not act as a "principal," and has no equity interest. Based on the contractual relationship that governs the management of these funds, other equity holders are exposed to, or have rights to variable returns and are able to influence these returns through their decision-making authority. Additionally, the Bank act as manager of these funds by analyzing the remuneration regime, which is proportional to the services rendered. Therefore, there is no indication that the fund is "principal" (note 2.w).

Following are the funds managed by Banco Santander not recognized on its balance sheet:

Thousand of Reais	2024	2023
Funds under investment management (1)	134,133	11,871,919
Administered Funds	242,717,969	291,736,828
Total	242,852,102	303,608,747

(1) In 2024, fund management was transferred to Santander Asset.

c) Third-party securities held in custody

As of December 31, 2024, the Bank held in custody third-party debt securities and securities totaling R$51,196,827 (2023 - R$80,174,807).

d) Residual maturity

The breakdown, by maturity, of the balances of Financial Assets and Financial Liabilities in the consolidated balance sheet is as follows:

							2024
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	15,131,969	21,952,285	-	-	-	-	37,084,254
Debt instruments	110,385	28,818,116	43,426,801	80,644,990	56,763,284	74,409,608	284,173,184
Equity instruments	2,117,553	571,818	198,961	100,124	-	-	2,988,456
Loans and amounts due from credit institutions	41,763	6,746,688	4,400,946	12,206,990	6,157,811	623,429	30,177,627
Loans and advances to customer	38,842,391	149,527,493	112,549,440	147,550,348	68,790,302	48,829,940	566,089,914
Derivatives	22,753	17,117,638	588,359	18,411,051	1,701,330	2,365,168	40,206,299
Balances with the Brazilian Central Bank	167,800,211	-	-	-	-	-	167,800,211
Total	224,067,025	224,734,038	161,164,507	258,913,503	133,412,727	126,228,145	1,128,519,945

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions (1)	3,388,235	72,720,534	66,515,869	12,938,966	2,038,443	963,435	158,565,482
Customer deposits (1)	227,425,242	184,353,360	87,235,595	46,521,772	59,474,729	57,465	605,068,163
Marketable debt securities (1)	-	23,042,497	3,980,720	42,216,454	55,260,981	15,177,476	139,678,128
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	23,137,784	23,137,784
Other financial liabilities	1,121,506	20,529,202	7,482,333	37,652,435	12,377,824	13,879	79,177,179
Short positions	-	972,415	2,728,931	5,637,952	11,872,654	18,184,714	39,396,666
Derivatives	-	4,506,806	5,611,956	12,539,932	1,652,110	15,099,470	39,410,274
Total	231,934,983	306,124,814	173,555,404	157,507,511	142,676,741	72,634,223	1,084,433,676
Difference (assets less liabilities)	(7,867,958)	(81,390,776)	(12,390,897)	101,405,992	(9,264,014)	53,593,922	44,086,269

Consolidated Financial Statements | December 31, 2024 | F - 98

*Values expressed in thousands, except when indicated

							2023
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	9,213,539	13,909,011	-	-	-	-	23,122,550
Debt instruments	412,242	69,310,969	10,259,106	120,485,997	36,519,808	7,426,528	244,414,650
Equity instruments	2,768,129	365,129	155,528	149,321	-	-	3,438,107
Loans and amounts due from credit institutions	54,683	7,259,224	4,100,331	13,974,320	320,376	7,911	25,716,845
Loans and advances to customer	24,033,838	130,798,304	120,472,284	136,237,815	56,969,138	49,465,756	517,977,135
Derivatives	27,780	7,346,217	874,329	17,727,138	1,035,989	2,283,268	29,294,721
Balances with the Brazilian Central Bank	170,867,718	-	-	-	-	-	170,867,718
Total	207,377,929	228,988,854	135,861,578	288,574,591	94,845,311	59,183,463	1,014,831,726

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions (1)	397,566	43,944,781	57,342,156	11,884,064	3,024,168	1,919,222	118,511,957
Customer deposits (1)	73,434,602	248,146,746	105,182,508	99,181,326	53,188,713	4,086,681	583,220,576
Marketable debt securities (1)	-	13,968,517	35,762,179	67,809,219	1,612,849	5,244,658	124,397,422
Debt Instruments Eligible to Compose Capital	-	391,121	812,411	1,260,717	1,416,688	15,746,030	19,626,967
Other financial liabilities	1,492,807	15,473,357	3,863,003	43,925,800	38,617	-	64,793,584
Short positions	-	722,785	1,672,459	3,182,266	2,741,410	11,513,071	19,831,991
Derivatives	-	4,344,309	4,013,055	12,858,091	1,674,379	2,050,594	24,940,428
Total	75,324,975	326,991,616	208,647,771	240,101,483	63,696,824	40,560,256	955,322,925
Difference (assets less liabilities)	132,052,954	(98,002,762)	(72,786,193)	48,473,108	31,148,487	18,623,207	59,508,801
(1)	Includes liabilities that may be subject to early settlement, comprising: demand and time deposits, repurchase agreements with clients, Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA).

e) Equivalent value of assets and liabilities in BRL

The main foreign currency balances recorded in the consolidated balance sheet, based on the nature of the respective items, are as follows:

Equivalent Value in Thousand of Reais	2024		2023
	Assets	Liabilities	Assets	Liabilities

Cash	22,500,450	-	14,163,790	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	14,413,853	12,658,267	9,524,235	4,258,857
Financial assets measured at fair value through other comprehensive income	-	-	15,148,639	-
Financial assets/liabilities measured at amortized cost	105,973,276	174,910,624	76,408,125	133,451,264
Total	142,887,579	187,568,891	115,244,789	137,710,121

f)	Other Commitments

Banco Santander leases properties, primarily for use as branches, under a standard lease agreement that it may terminate at its discretion. This agreement includes a renewal option and adjustment clauses, falling within the concept of operational leasing.

The total of future minimum lease payments under non-cancellable operational leases is presented below:

	2024	2023
Up to 1 Year	469,244	582,294
Between 1 to 5 Years	1,004,390	1,132,409
More than 5 Years	139,324	734,431
Total	1,612,958	2,449,134

Additionally, Banco Santander holds indefinite-term contracts, amounting to R$431 (2023 - R$649), corresponding to the monthly lease payments for contracts of this nature. Lease payments, recognized as expenses in the fiscal year of 2024, totaled R$256,371 (2023 - R$326,745).

Lease agreements will be adjusted annually in accordance with prevailing legislation, where the maximum adjustment is based on the fluctuation of the General Market Price Index ("IGPM"). The lessee is granted the right to unilaterally terminate these agreements at any time, pursuant to contractual clauses and current legislation.

g) Contingent assets

As of December 31,2024 and 2023, contingent assets were not recognized in the accounting records.

Consolidated Financial Statements | December 31, 2024 | F - 99

*Values expressed in thousands, except when indicated

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

The Income Statements and other relevant data are as follows:

Thousand of Reais	2024
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	51,563,173	5,115,387	56,678,560
Equity instrument income	5,109	78,538	83,647
Income from companies accounted for by the equity method	259,321	53,665	312,986
Net fee and commission income	14,943,536	2,261,673	17,205,209
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,487,662)	1,616,667	129,005
Other operating expense (net)	(479,848)	(172,273)	(652,121)
TOTAL INCOME	64,803,629	8,953,657	73,757,286
Personnel expenses	(10,534,033)	(1,063,963)	(11,597,996)
Other administrative expenses	(7,835,919)	(982,589)	(8,818,508)
Depreciation and amortization	(2,599,134)	(131,884)	(2,731,018)
Provisions (net)	(4,582,750)	(12,488)	(4,595,238)
Impairment losses on financial assets (net)	(28,450,756)	(33,274)	(28,484,030)
Impairment losses on non-financial assets (net)	(252,550)	63	(252,487)
Other non-financial gains (losses)	1,912,219	—	1,912,219
OPERATING PROFIT BEFORE TAX (1)	12,460,706	6,729,522	19,190,228
Currency Hedge(1)	664,616	—	664,616
ADJUSTED OPERATING INCOME BEFORE TAX (1)	13,125,322	6,729,522	19,854,844

Thousand of Reais
	2023
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	44,651,967	2,232,067	46,884,034
Equity instrument income	3,514	18,665	22,179
Income from companies accounted for by the equity method	184,889	54,347	239,236
Net fee and commission income	13,269,837	2,370,128	15,639,965
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,125,430)	4,920,116	3,794,686
Other operating expense (net)	(595,993)	(119,797)	(715,790)
TOTAL INCOME	56,388,784	9,475,526	65,864,310
Personnel expenses	(9,753,972)	(1,059,954)	(10,813,926)
Other administrative expenses	(7,866,949)	(881,766)	(8,748,715)
Depreciation and amortization	(2,621,353)	(119,597)	(2,740,950)
Provisions (net)	(4,404,408)	(20,004)	(4,424,412)
Impairment losses on financial assets (net)	(26,582,759)	(1,425,327)	(28,008,086)
Impairment losses on non-financial assets (net)	(250,044)	(129)	(250,173)
Other non-financial gains (losses)	1,043,603	—	1,043,603
OPERATING PROFIT BEFORE TAX (1)	5,952,902	5,968,749	11,921,651
Currency Hedge(1)	(163,165)	—	(163,165)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,789,737	5,968,749	11,758,486

Consolidated Financial Statements | December 31, 2024 | F - 100

*Values expressed in thousands, except when indicated

Thousand of Reais	2022

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Total

NET INTEREST INCOME	45,617,896	1,885,281	47,503,177
Equity instrument income	11,239	26,834	38,073
Income from companies accounted for by the equity method	147,676	51,503	199,179
Net fee and commission income	12,538,806	2,337,074	14,875,880
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(360,383)	5,059,609	4,699,226
Other operating expense (net)	(718,459)	(122,543)	(841,002)
TOTAL INCOME	57,236,775	9,237,758	66,474,533
Personnel expenses	(8,985,721)	(911,274)	(9,896,995)
Other administrative expenses	(7,571,376)	(771,742)	(8,343,118)
Depreciation and amortization	(2,479,643)	(105,859)	(2,585,502)
Provisions (net)	(1,207,531)	(7,959)	(1,215,490)
Impairment losses on financial assets (net)	(23,682,848)	(1,145,901)	(24,828,749)
Impairment losses on non-financial assets (net)	(160,479)	(955)	(161,434)
Other non-financial gains (losses)	131,482	—	131,482
OPERATING PROFIT BEFORE TAX (1)	13,280,659	6,294,068	19,574,727
Currency Hedge(1)	(129,406)	—	(129,406)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	13,151,253	6,294,068	19,445,321
(1)	Includes, within the Commercial Bank, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate fluctuations of offshore investments on net income), with its result recorded in 'Gains (losses) on financial assets and liabilities,' fully offset in the Tax line.

	2024
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,143,663,122	95,133,688	1,238,796,810
Loans and advances to customers	484,849,401	81,240,513	566,089,914
Customer deposits	446,780,888	158,287,275	605,068,163

	2023
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,010,503,261	105,149,515	1,115,652,776
Loans and advances to customers	445,085,759	72,891,376	517,977,135
Customer deposits	425,724,599	157,495,977	583,220,576

45.	Related party transactions

The Bank's related parties include, in addition to its subsidiaries, affiliates, and jointly-controlled entities, the key management personnel of the Bank and entities over which such key management personnel may exert significant influence.

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

Consolidated Financial Statements | December 31, 2024 | F - 101

*Values expressed in thousands, except when indicated

Transactions and compensation for services involving related parties are conducted in the ordinary course of business and on arm's length terms, encompassing interest rates, terms, and guarantees, without entailing higher collection risks than usual or presenting any additional disadvantages.

a) Compensation of Key Management Personnel

For the period from January to December of 2024, management proposed a total remuneration for the administrators (Board of Directors and Executive Board) of up to R$500,000,000 (five hundred million reais), encompassing fixed, variable, and stock-based compensation. This proposal underwent consideration at the Ordinary General Meeting (OGM) held on April 26, 2024.

i) Long and short-term benefits

The Bank, in line with Banco Santander Spain and other subsidiaries globally within the Santander Group, maintains long-term compensation programs that are tied to the market performance of its share price, contingent upon the achievement of specified targets.

The table below presents the Salaries and Fees of the Board of Directors and Executive Management:

Thousand of Reais	2024	2023	2022

Fixed Compensation	127,341	132,276	115,680
Variable Compensation - in cash	110,111	126,181	117,730
Variable Compensation - in shares	94,787	91,306	87,702
Others	111,000	79,229	61,294
Total Short-Term Benefits	443,239	428,992	382,406
Variable Compensation - in cash	113,766	99,506	95,398
Variable Compensation - in shares	102,388	96,361	99,827
Total Long-Term Benefits	216,154	195,867	195,225
Total	659,393	624,859	577,631

Additionally, in the fiscal year ended December 31, 2024, charges were collected on management remuneration in the amount of R$43,124 (2023 - R$40,863 and 2022 - R$36,747).

ii) Contract termination

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

III - Legal entities in which Banco Santander holds a capital interest exceeding 10%; and

IV - Legal entities, whose capital is held by more than 10%, any of the directors, members of the Board of Directors and the Audit Committee or administrators of the financial institution itself, as well as their spouses and respective relatives, up to the second degree.

c) Ownership interest

The table below presents the direct equity interests (ordinary and preference shares) as of December 31, 2024, December 2023 and 2022.

	2024
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Directors (*)	2,828	0.1%	2,828	0.1%	5,656	0.1%
Others	356,245	9.3%	384,050	10.4%	740,295	9.9%
Total	3,799,243	99.5%	3,660,385	99.5%	7,459,628	99.5%
Treasury shares	19,452	0.5%	19,452	0.5%	38,904	0.5%
Total	3,818,695	100.0%	3,679,837	100.0%	7,498,532	100.0%
Free Float (2)	356,245	9.3%	384,050	10.4%	740,295	9.9%

Consolidated Financial Statements | December 31, 2024 | F - 102

*Values expressed in thousands, except when indicated

	2023
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Directors (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.8%
Total	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	9.1%	375,952	10.2%	724,100	9.7%

	2022
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Administrators (*)	4,444	0.1%	4,444	0.1%	8,888	0.1%
Others	342,919	9.0%	370,723	10.1%	713,642	9.6%
Total	3,787,533	99.2%	3,648,674	99.2%	7,436,207	99.2%
Treasury shares	31,162	0.8%	31,162	0.8%	62,324	0.8%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	342,919	9.0%	370,723	10.1%	713,642	9.5%
(1)	Companies of the Santander Spain Group.
(2)	Comprised of Employees and Others.
(*)	None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

Consolidated Financial Statements | December 31, 2024 | F - 103

*Values expressed in thousands, except when indicated

d) Related-party transactions

The following table presents the transactions that occurred between the group's companies:

	Parent (1) (4)		Joint-controlled companies and Other Related Party (2) (4)		Key Management Personnel (3)		Total

	2024	2023	2024	2023	2024	2023	2024	2023
Assets	18,182,830	18,816,451	28,222,527	24,551,973	58,891	36,813	46,464,248	43,405,237
Derivatives Measured At Fair Value Through Profit Or Loss, Net	(333,181)	4,483,269	-	-	-	-	(333,181)	4,483,269
Debt Instruments	-	-	67,071	497,304	-	-	67,071	497,304
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	18,514,514	14,331,685	385,458	147,443	-	-	18,899,972	14,479,128
Loans and other values with customers	-	-	27,571,123	23,747,834	36,420	23,463	27,607,543	23,771,297
Other Assets	1,497	1,497	198,875	159,392	-	-	200,372	160,889
Warranties and Limits	-	-	-	-	22,471	13,350	22,471	13,350
Liabilities	(304,650)	(11,147,364)	(10,423,148)	(8,987,115)	(618,068)	(407,621)	(11,345,866)	(20,542,100)
Deposits from credit institutions	(11,181)	(5,030,951)	(596,956)	(227,688)	-	-	(608,137)	(5,258,639)
Securities	-	-	(519,000)	(150,000)	(39,904)	(76,365)	(558,904)	(226,365)
Customer deposits	-	-	(1,946,618)	(1,375,954)	(29,246)	(26,553)	(1,975,864)	(1,402,507)
Other financial liabilities - Dividends and interest on equity payable	-	-	(7,268,606)	(7,186,249)	-	-	(7,268,606)	(7,186,249)
Other Liabilities	(293,469)	(195)	(91,968)	(47,224)	(548,918)	(304,703)	(934,355)	(352,122)
Debt Instruments Eligible for Capital	-	(6,116,218)	-	-	-	-	-	(6,116,218)

	2024	2023	2024	2023	2024	2023	2024	2023
Income	(2,790,659)	1,311,196	1,810,374	1,371,735	(665,054)	(618,470)	(1,645,339)	2,064,461
Interest and similar income - Loans and amounts due from credit institutions	268,957	349,749	45,881	155,654	314	2,835	315,152	508,238
Warranties and Limits	-	-	-	-	25	16,276	25	16,276
Interest expense and similar charges	(625,820)	(871,324)	(149,293)	(261,360)	(665,501)	(638,304)	(1,440,614)	(1,770,988)
Fee and commission income (expense)	(5,344)	(12,674)	2,391,649	1,869,898	-	454	2,386,305	1,857,678
Gains (losses) on financial assets and liabilities and exchange differences (net)	(2,157,771)	2,056,710	(1,232)	(548)	108	269	(2,158,895)	2,056,431
Other operating income (expenses)	-	-	326,301	227,882	-	-	326,301	227,882
Administrative expenses and amortization	(270,681)	(211,265)	(642,983)	(459,842)	-	-	(913,664)	(671,107)
Profit from disposal of assets not classified as non-current assets held for sale	-	-	(159,949)	(159,949)	-	-	(159,949)	(159,949)
(1)	Parent - Banco Santander is indirectly controlled by Banco Santander Spain (note 1) through its subsidiaries GES and Sterrebeeck B.V.
(2)	Related entities as disclosed in note 11.
(3)	Refers to the recording in clearing accounts of Guarantees and Limits on credit operations, Provisions and Result of variable remuneration with Key Management Personnel.
(4)	To improve the presentation of certain transactions with related parties, some balances in the comparison as of December 31, 2023 were remeasured.

Consolidated Financial Statements | December 31, 2024 | F - 104

*Values expressed in thousands, except when indicated

46.	Risk management

Risk management at Banco Santander is based on the following principles:

A.	Risk function independence from the commercial department.
B.	Senior Management involvement in decision-making.
C.	Consensus between the Risk and Commercial departments on lending decisions.
D.	Collective decisions, involving the branch network, aimed at fostering diversity of opinions and preventing the assignment of individual decisions.
E.	Use of statistical forecasting tools for default prediction, including internal ratings, credit scoring, behavior scoring, RORAC (Risk-Adjusted Return on Capital), VaR (Value at Risk), economic capital, and scenario analysis, among other methods.
F.	Global perspective, integrating the management of risk factors across business units and employing economic capital as a uniform metric for assessing assumed risk and evaluating management performance.
G.	Common management instruments
H.	Organizational structure
I.	Scopes and responsibilities
J.	Risk limitation
K.	Recognition
L.	Efficient information channels
M.	Maintaining a medium-low risk profile and low volatility through:
•	Portfolio diversification, by limiting concentrations in clients, groups, sectors, products, or geographies; reducing the complexity of market operations; analyzing the social and environmental risks of businesses and projects financed by the Bank; and continuous monitoring to prevent portfolio deterioration.
•	Establishment of policies and procedures that constitute the Normative Risk Model, governing risk-related activities and processes in compliance with directives from the Board of Directors, Brazilian Central Bank regulations, as well as international best practices, aiming to safeguard capital and ensure the profitability of business operations.

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

II.	Risk identification through continuous review and monitoring of exposures, assessment of new products and business ventures, and specific analysis of unique transactions.
III.	Risk measurement using periodically tested methods and models.
IV.	Preparation and distribution of a comprehensive set of reports, which undergo daily review by the Executive Board of Banco Santander.
V.	Implementation of a risk control system that assesses, on a daily basis, the extent to which the Bank's risk profile conforms to approved policies and established limits. The most significant tools and techniques (previously mentioned), currently employed by Banco Santander, are at various stages of maturity regarding their implementation and application within the Bank. For the wholesale segment, these techniques are aligned with corporate-level development. For other segments, models based on internal classifications and score systems, VaR analysis, market risk scenario analysis, and stress testing have already been integrated into the risk management routine, while the integration of expected loss, economic capital, and RORAC into risk management is underway.
VI.	Models based on internal classifications and score systems, which, by assessing the various qualitative and quantitative risk components for each client and transaction, enable the estimation of the probability of default initially, and subsequently, the loss based on LGD estimates.

Consolidated Financial Statements | December 31, 2024 | F - 105

*Values expressed in thousands, except when indicated

VII.	Economic capital, as a consistent measure of assumed risk and a basis for evaluating management performance.
VIII.	RORAC,utilized both as a pricing tool in wholesale operations, particularly within global relationship companies (employing a bottom-up approach), and in the analysis of portfolios and business units (using a top-down approach).
IX.	VaR, utilized to control and set market risk limits for the treasury's various portfolios.
X.	Scenario analysis and stress testing to complement market and credit risk assessments in order to evaluate the impact of alternative scenarios, including on provisions and capital.

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

It has a core called ERM-Enterprise Risk Management, integrated by a set of functions, transversal to all risks, necessary for their adequate management. This structure includes the areas of Methodology (development and parameterization of models); Credit Risk Control; Integrated Management and Relationship with Supervisors and Stress Test. In addition, the Strategy Risk Management department is the team responsible for managing and monitoring the Risk Culture.

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

Consolidated Financial Statements | December 31, 2024 | F - 106

*Values expressed in thousands, except when indicated

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

The table presented in note 9.b outlines the portfolio according to internal risk rating levels and their probability of default.

The expected loan losses, measured using sufficient and available historical data, are detailed below.

Thousand of Reais	2024	2023

By maturity
Less than 1 Year	320,774,167	287,366,871
Between 1 and 5 years	199,768,489	185,907,482
More than 5 years	79,145,188	78,261,850
Loans and advances to customers, gross	599,687,844	551,536,203

By internal classification of risk
Low	454,224,878	408,973,257
Medium-low	95,687,016	87,232,484
Medium	15,804,991	16,643,774
Medium-High	12,180,529	13,238,069
High	21,790,430	25,448,619
Loans and advances to customers, gross	599,687,844	551,536,203

Consolidated Financial Statements | December 31, 2024 | F - 107

*Values expressed in thousands, except when indicated

			2024
		Probability of default	Default loss
	Exposure

Commercial and industrial	241,177,143	5%	39%
Real Estate Credit - construction	64,820,223	10%	9%
Individual loans	290,347,271	10%	62%
Leasing	3,343,207	2%	42%

			2023
	Exposure	Probability of default	Default loss

Commercial and industrial	233,946,174	6%	38%
Real Estate Credit - construction	61,747,722	8%	6%
Individual loans	252,687,422	11%	61%
Leasing	3,154,886	1%	37%

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

Consolidated Financial Statements | December 31, 2024 | F - 108

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2024 | F - 109

*Values expressed in thousands, except when indicated

Social and Environmental Risk

In order to promote a more controlled and safe scenario for our operations and also foster the development of businesses that adopt sustainable practices, Banco Santander permanently manages the risks involved in our activities and that may have an impact on the Organization, shareholders, customers, society and the environment.

In this sense, Banco Santander has a Social, Environmental and Climate Responsibility Policy (PRSAC), which establishes guidelines and consolidates specific policies for social, environmental and climate practices in business and in relationships with stakeholders. These practices include the analysis of social, environmental and climate risks, which is guided by the Social, Environmental and Climate Risk Policy (PORSAC), for granting credit to Wholesale customers and the Retail Companies 3 segment (one of the Bank's Legal Entity segments), which have credit limits or risk above R$7 million. These customers, both Wholesale and Retail, are classified into 14 service sectors, segregated into two risk levels: medium and high risk subsectors. This analysis also covers agricultural operations (including individual clients), real estate credit, projects, guarantees, acceptance and retention of clients, and mergers and acquisitions. The purpose of the Socio-environmental and Climate Risk analysis is to support and mitigate issues of operational risk, capital risk, credit risk, and reputational risk, always with an integrated risk perspective.

Since 2009, Santander has been a signatory to the Equator Principles, which are a set of guidelines used to analyze Socio-environmental and Climate Risks in the financing of large infrastructure and energy projects. The same set of socio-environmental criteria is applied to projects that do not fall within these principles. The aforementioned management structure is aligned with compliance with CMN resolutions no. 4,943/2021 and no. 4,945/2021, determining that organizations take a closer look at managing risks associated with social, environmental and climate issues, in addition to a Social, Environmental and Climate Responsibility Policy (PRSAC) and Social, Environmental and Climate Risk Policy (PORSAC)..

b.7) Credit Management - Main changes

The trends observed in 2024 were consistent with those of 2023, during which we observed a challenging economic environment. The Bank succeeded in maintaining the high quality of its business, evidenced by an improvement in the non-performing loan ratio, primarily due to the enhanced quality observed in the new vintages, coupled with the write-off of older vintages. As of December 2024, this ratio stood at 7.03% compared to 7.23% in December 31, 2023 and 7.5% in December 31, 2022.

Below is a table illustrating the evolution of the main credit indicators.

	2024	2023

Credit risk exposure - customers (Thousand of Reais)	750,357,060	719,880,952
Loans and advances to customers, gross (note 9)	599,687,844	551,536,203
Contingent Liabilities - Guarantees and other sureties (note 43.a)	64,387,753	65,671,261
Private securities	86,281,463	102,673,488
Non-performing loans ratio (%)	7.03%	7.23%
Impairment coverage ratio (%)	84.44%	88.13%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	35,668,907	35,152,998

Data prepared based on management criteria and accounting criteria of the controlling unit.

(*)	RAWO = Recoveries of Assets Written Off at Loss

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

Consolidated Financial Statements | December 31, 2024 | F - 110

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

Interest Rate Risk

The table below consolidates, by product, the cash flows from operations within our group of companies that earn interest income. These operations are reported at their book balance as of the closing dates for the years 2024 and 2023. It is not associated with the management of risks related to changes in interest rates or the mismatching of indices, which is conducted through the monitoring of market metrics. However, it facilitates the assessment of concentrations of maturities and potential risks. Below this, the balances of the same products are presented at their redemption value at maturity, with the exception of the line concerning receivables and liabilities from derivative contracts.

					2024
					In millions of Reais
Position of accounts subject to interest rate risk	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	-	121	1,283	-	1,404
Debt instruments	-	-	121	1,283	-	1,404
Financial assets measured at fair value in profit or loss	7,700	6,779	24,793	52,083	32,175	123,530
Debt instruments	7,700	1,123	19,038	35,033	26,977	89,871
Equity instruments	-	17	-	23	-	40
Derivatives	-	5,639	5,755	17,027	5,198	33,619
Financial assets not intended for trading Mandatory measured at the fair value of the result	-	-	-	-	209	209
Debt instruments	-	-	-		209	209
Financial assets measured at fair value in other comprehensive income	2,183	5,258	4,977	59,238	31,711	103,367
Debt instruments	2,183	5,258	4,977	59,238	31,711	103,367
Financial Assets Measured at Amortized Cost	113,264	107,139	153,954	234,133	70,674	679,164
Loans and Other Amounts with Credit institutions	110,426	2,020	2,197	3,910	-	118,553
Loans and advances to customers	2,557	98,218	138,836	193,061	61,220	493,892
Debt Instruments	281	6,901	12,921	37,162	9,454	66,719
Total	123,147	119,176	183,845	346,737	134,560	907,465
Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in income Held for Trading	39,403	2,529	1,958	6,497	1,206	51,593
Derivatives	6	2,529	1,958	6,497	1,206	12,196
Short Positions	39,397	-	-	-	-	39,397
Financial liabilities at amortized cost	174,985	116,741	249,441	242,650	32,136	815,953
Deposits from credit institutions	508	32,060	68,882	21,268	326	123,044
Customer deposits	174,477	59,547	124,584	160,324	33	518,965
Bonds and securities	-	25,134	55,975	61,058	8,435	150,602
Debt Instruments Eligible to Capital	-	-	-	-	23,342	23,342
Total	214,388	119,270	251,399	249,147	33,342	867,546

Consolidated Financial Statements | December 31, 2024 | F - 111

*Values expressed in thousands, except when indicated

					2023
					In millions of Reais
Position of accounts subject to interest rate risk	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	-	-	-	1,591	1,591
Debt instruments	-	-	-	-	1,591	1,591
Financial assets measured at fair value in profit or loss	17,088	5,722	7,003	45,863	30,323	105,999
Debt instruments	8,822	1,425	4,940	35,164	26,137	76,488
Equity instruments	22	1	3	17	-	43
Derivatives	8,244	4,296	2,060	10,682	4,186	29,468
Financial assets not intended for trading Mandatory measured at the fair value of the result	-	-	-	-	183	183
Debt instruments	-	-	-	-	183	183
Financial assets measured at fair value in other comprehensive income	1,237	4,360	2,684	44,722	10,994	63,997
Debt instruments	1,237	4,360	2,684	44,722	10,994	63,997
Financial Assets Measured at Amortized Cost	135,427	105,253	86,314	220,663	84,800	632,457
Loans and Other Amounts with Credit institutions	86,391	1,394	3,496	2,978	-	94,259
Loans and advances to customers	37,176	96,038	68,597	183,156	73,832	458,799
Debt Instruments	11,860	7,821	14,221	34,529	10,968	79,399
Total	153,752	115,335	96,001	311,248	127,891	804,227

Interest-bearing liabilities:
Financial Liabilities Measured at Fair Value in income Held for Trading	30,627	4,972	1,779	9,467	4,101	50,947
Derivatives	6,863	4,972	1,779	9,467	4,101	27,183
Short Positions	23,764	-	-	-	-	23,764
Financial liabilities at amortized cost	212,885	139,140	130,337	221,561	28,280	732,203
Deposits from credit institutions	7,189	36,767	32,650	10,595	7,380	94,580
Customer deposits	197,507	70,908	80,260	151,046	53	499,774
Bonds and securities	8,189	31,465	17,427	59,920	4,360	121,361
Debt Instruments Eligible to Capital	-	-	-	-	16,488	16,488
Total	243,512	144,113	132,116	231,028	32,381	783,150

Consolidated Financial Statements | December 31, 2024 | F - 112

*Values expressed in thousands, except when indicated

Currency Risk

			2024
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	207,780	10,523	3,447	221,750
Loans and advances to customers	5,629	1	565	6,195
Derivatives	421,574	19,908	14,310	455,792
Others	33,181	-	-	33,181
Total	668,164	30,432	18,322	716,918

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	172,082	8,333	2,778	183,193
Derivatives	384,550	25,804	12,402	422,756
Others	116,669	501	2,778	119,948
Total	673,301	34,638	17,958	725,897

			2023
			In millions of Reais

Asset:	Dollar	Euro	Others	Total

Cash/Applications/Debt Instruments	214,500	1,043	3,794	219,337
Loans and advances to customers	3,699	2,585	90	6,374
Derivatives	267,585	11,024	9,002	287,611
Others	3,687	-	-	3,687
Total	489,470	14,652	12,887	517,009

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	154,096	851	2,873	157,820
Derivatives	238,389	14,392	8,183	260,964
Others	99,544	3,043	1,733	104,320
Total	492,029	18,286	12,789	523,105

c.2) Methodologies

Financial Intermediation

Banco Santander has been calculating the minimum capital requirement for market risks using an internal model since its approval by the Brazilian Central Bank in May of 2018.

The standard methodology for measuring and controlling market risks in financial intermediation activities conducted by Banco Santander in 2024 and 2023 was Value at Risk (VaR), which quantifies the maximum expected loss at a specified confidence level over a given period. This methodology employs a standard historical simulation with a confidence level of 99% and a one-day horizon. Statistical adjustments were made to efficiently incorporate the most recent events impacting the level of risk assumed.

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

Consolidated Financial Statements | December 31, 2024 | F - 113

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2024 | F - 114

*Values expressed in thousands, except when indicated

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

b. Liquidity stress scenarios

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

Funding from Customers

Banco Santander has diverse sources of funding, both in terms of products and customer mix, with a healthy distribution across segments. Total customer funding currently stands at R$787 billion, marking an increase from the previous volume of 2023. This growth is primarily attributed to a significant rise in term deposit inflows and the consistent maintenance of the financial bills portfolio.

					In millions of Reais
Customers Funding	2024			2023
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	40,398	40,398	100%	35,714	35,714	100%
Savings accounts	57,369	57,369	100%	58,112	58,112	100%
Time deposits	103,569	403,686	26%	103,519	393,757	26%
Interbank deposit	1,058	5,850	18%	779	4,264	18%
Funds from acceptances and issuance of securities	11,237	151,686	7%	8,820	142,553	6%
Borrowings and Onlendings	9,959	105,768	9%	6,711	87,236	8%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	23,125	0%	-	19,627	0%
Total	223,590	787,882	28%	213,655	741,263	29%

Assets and liabilities, classified by their remaining contractual maturities and considering the undiscounted cash flows, are as follows:

Consolidated Financial Statements | December 31, 2024 | F - 115

*Values expressed in thousands, except when indicated

					2024
					In millions of Reais
Future Cash Flows Except for Derivatives	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	-	121	1,283	-	1,404
Debt instruments	-	-	121	1,283	-	1,404
Financial assets measured at fair value in profit or loss	10,844	7,206	32,461	66,004	42,695	159,210
Debt instruments	10,844	1,550	26,706	48,954	37,497	125,551
Equity Instruments	-	17	-	23	-	40
Derivatives	-	5,639	5,755	17,027	5,198	33,619
Financial assets measured at fair value in other comprehensive income	2,931	7,339	6,576	81,687	44,655	143,188
Debt instruments	2,931	7,339	6,576	81,687	44,655	143,188
Financial assets measured at amortized cost	114,080	163,232	211,015	223,938	106,752	819,017
Loans and Other Amounts with Credit Institutions	110,426	2,535	2,863	3,187	-	119,011
Loans and advances to customers	3,373	150,960	181,405	198,944	88,425	623,107
Debt instruments	281	9,737	26,747	21,807	18,327	76,899
Total	127,855	177,777	250,173	372,912	194,102	1,122,819

Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in Income Held for Trading	39,403	2,529	1,958	6,497	1,206	51,593
Derivatives	6	2,529	1,958	6,497	1,206	12,196
Short positions	39,397	-	-	-	-	39,397
Financial liabilities at amortized cost	222,840	130,959	282,616	325,846	80,804	1,043,065
Deposits from credit institutions	505	32,408	74,803	22,099	1,237	131,052
Customer deposits	222,279	75,866	158,729	204,254	42	661,170
Bonds and securities	56	22,685	49,084	99,493	56,183	227,501
Debt Instruments Eligible to Capital	-	-	-	-	23,342	23,342
Total	262,243	133,488	284,574	332,343	82,010	1,094,658

					2023
					In millions of Reais
Non-Discounted Future Flows Except Derivatives	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total

Interest-earning assets:

Financial assets measured at fair value in income	-	-	-	-	1,591	1,591
Debt instruments	-	-	-	-	1,591	1,591
Financial assets measured at fair value in profit or loss	19,295	6,077	8,225	54,467	36,616	124,679
Debt instruments	11,028	1,780	6,161	43,768	32,430	95,168
Equity Instruments	22	1	3	17	-	43
Derivatives	8,244	4,296	2,060	10,682	4,186	29,468
Financial assets measured at fair value in other comprehensive income	1,393	5,054	3,222	55,140	13,951	78,761
Debt instruments	1,393	5,054	3,222	55,140	13,768	78,578
Equity Instruments	-	-	-	-	183	183
Financial assets measured at amortized cost	145,514	145,270	103,823	206,862	115,879	717,347
Loans and Other Amounts with Credit Institutions	86,325	1,162	2,836	2,899	-	93,222
Loans and advances to customers	54,270	128,381	85,109	178,329	101,509	547,599
Debt instruments	4,919	15,727	15,877	25,634	14,369	76,527
Total	166,202	156,401	115,269	316,469	168,037	922,379

Consolidated Financial Statements | December 31, 2024 | F - 116

*Values expressed in thousands, except when indicated

Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in Income Held for Trading	30,627	4,972	1,779	9,467	4,101	50,947
Derivatives	6,863	4,972	1,779	9,467	4,101	27,183
Short positions	23,764	-	-	-	-	23,764
Financial liabilities at amortized cost	318,836	145,130	156,974	270,185	51,853	942,977
Deposits from credit institutions	16,811	38,298	36,953	12,990	8,252	113,304
Customer deposits	295,413	82,892	93,485	175,856	53	64,770
Bonds and securities	6,612	23,940	26,535	81,339	27,060	165,486
Debt Instruments Eligible to Capital	-	-	-	-	16,488	16,488
Total	349,463	150,102	158,753	279,652	55,954	993,924

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

c.7) Risks and results in 2024

Financial Intermediation Activities

In 2024, he Bank's trading portfolio's average VaR was R$4,527 million. The dynamic management of this profile allows the Bank to adjust its strategy to capitalize on opportunities presented by an uncertain environment.

c.7.1) Balance sheet management

Consolidated Financial Statements | December 31, 2024 | F - 117

*Values expressed in thousands, except when indicated

Interest risk

Convertible currencies

At the end of 2024, the interest rate risk, as measured by the one-year sensitivity of the net interest margin to a parallel increase of 100 basis points across Banco Santander's portfolios, was primarily concentrated in the Brazilian Real interest rate curve, resulting in a positive impact of R$798 million.

Additionally, at the close of 2024, the interest rate risk, as measured in terms of the company's fair value sensitivity to a parallel increase of 100 basis points applied to Banco Santander on the Brazilian Real interest rate curve, resulted in a negative impact of R$2,643 million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, as measured by the sensitivity of the net interest margin, over a one-year period with a parallel increase of 100 basis points in the interest rate curve, decreased by R$31 million from 2024 to 2023, reaching a peak of R$972 million in April of 2024. The sensitivity of value decreased by R$691 million during the year of 2024, achieving a maximum level of R$2,663 million in April of 2024. The key factors that occurred in the year 2024 and influenced the sensitivities were the slope/decrease of the interest rate curve (convexity effect), portfolio decay, and the refinement of implicit methodologies applied to cash flows of Banco Santander's products.

Million of Reais	2024	2023	2022

Sensibilities
Net Interest Margin	798	754	954
Fair value of Equity	2,643	1,924	2,154
Value at Risk - Balance
VaR	731	415	971

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

The summary tables presented below encapsulate sensitivity values generated by Banco Santander's corporate systems, relating to the trading book and the banking book, for each portfolio scenario on December, 31, 2024.

Thousand of Reais		2024
Trading Book
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(7,496)	(261,418)	(522,835)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(111)	(1,638)	(3,276)
Inflation	Exposures subject to change in coupon rates of price indexes	(8,884)	(19,405)	(38,809)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(4,078)	(16,472)	(32,944)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(431)	(2,553)	(5,107)
Foreign currency	Exposures subject to foreign exchange	(209)	(5,222)	(10,443)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(10,988)	(112,284)	(224,568)
Shares and Indexes	Exposures subject to change in shares price	(265)	(6,613)	(13,226)
Commodities	Exposures subject to change in commodities' prices	(37)	(920)	(1,841)
Total (1)		(32,499)	(426,525)	(853,049)

(1) Net amounts after tax effects

Scenario 1: shock of +10bps and -10bps in interest rate curves and 1% for price fluctuations (currencies and equities), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% across all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% across all risk factors, considering the largest losses by risk factor

Consolidated Financial Statements | December 31, 2024 | F - 118

*Values expressed in thousands, except when indicated

Thousand of Reais		2024
Banking Book
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(86,965)	(3,507,350)	(7,035,646)
TR and Long-Term Interest Rate (TJLP)	Exposures subject to TR and TJLP Coupon Variation	(36,810)	(1,312,615)	(2,353,906)
Inflation	Exposures subject to change in coupon rates of price indexes	(19,327)	(328,089)	(617,049)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(6,453)	(225,401)	(415,722)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(567)	(6,601)	(13,150)
International Market Interest Rate	Exposures subject to Variation in the Interest Rate of Securities Traded in the International Market	(37,222)	(663,043)	(1,404,832)
Foreign currency	Exposures subject to foreign exchange	893	22,318	44,637
Total (1)		(186,451)	(6,020,781)	(11,795,668)

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

e) Independent Structure

The Operational Risk & Internal Control area, subordinate to the Executive Vice-Presidency of Risks, acts independently as a second line, supporting and challenging the first line. It has guidelines, policies and processes to ensure the conduct and adequacy of the Operational Risk Control and Management Model.

The area adopts the definition of the Basel Committee, the Central Bank of Brazil and other locally applicable Corporate instructions for Operational Risk as the possibility of losses resulting from inadequacy or failure of processes, operations, systems, or events. This definition covers the legal risk associated with inadequacy or deficiency in contracts signed by the Institution, as well as sanctions due to non-compliance with legal provisions and compensation for damages to third parties resulting from the activities developed by the Institution, excluding strategic and reputational Risk.

e.1) Operational Risks & Internal Controls

The Operational Risk & Internal Control area's mission within Banco Santander is to support the fulfillment of strategic objectives and the decision-making process, in adapting and meeting mandatory requirements, in maintaining solidity, reliability, reducing and mitigating losses due to operational risks, in addition to implementing and disseminating the Operational Risk culture.

Additionally, the Operational Risk & Internal Control area works to prevent Operational Risks and supports the continuous strengthening of the Internal Controls system, meeting the requirements of Regulatory Agencies, the Basel Accord, resolutions of the National Monetary Council (CMN) and Applicable Regulators. This Model also follows the guidelines established by Banco Santander Spain based on COSO – Committee of Sponsoring Organizations of the Treadway Commission – Internal Control – Integrated Framework 2013.

Control and Management Model

Santander Brasil implemented the Model based on three lines that aims at the continuous improvement and development of the management and control of operational risks, ensuring that the structures can assess, monitor, control, mitigate, report and reduce the risks and losses to which they are exposed.

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

Consolidated Financial Statements | December 31, 2024 | F - 119

*Values expressed in thousands, except when indicated

•	Scenario Analysis;
•	Risk and Control Indicators;
•	Internal Controls.

Model Governance

The Model is approved by the Executive Risk Committee and the Board of Directors, integrating the Organization's Corporate Governance responsibility into the structure. Relevant Operational Risk matters are periodically communicated to Senior Management for their knowledge and deliberation.

As part of the Risk Governance system, the Senior Forum for Internal Controls and Operational Risks (FSCIRO) has also been implemented, with the objective of deliberating for the Risk Pro Officers (RPO), on the front line, the policies, processes, procedures, strategy and decisions on the topics to be applied in the business units, and it is held monthly, except in the event of calendar/schedule conflicts of the members, and may be replaced by the Operational Risk Meeting.

To ensure a structured approach to the dissemination of the culture of management and control of Operational Risks, relevant topics are addressed in specific Committees and Forums.

e.2) Attributions of the Operational Risk and Internal Controls division

The Operational Risk & Internal Control area acts as the second line in the Banco Santander model and aims to maintain compliance, alignment and conformity with the corporate guidelines of the Santander Group, the Basel Accords, Resolutions of the National Monetary Council (CMN) and Applicable Regulators. It exercises control and challenges the activities performed by the first line, contributing to its strengthening, envisioning an integrated approach to risk management. The main responsibilities are presented below:

•	Propagate a culture oriented to the management of Operational Risks and Internal Controls, converging towards the prevention and reduction of events and losses attributable to Operational Risk, thereby mitigating financial, legal, and reputational impacts.
•	Refine risk analysis to reduce, consolidate, and prioritize mitigation actions.
•	Maintain the dynamics and control of operational risk exposure in alignment with the risk appetite.
•	Set out roles and responsibilities, with oversight in conjunction with the responsible parties across the defense lines.
•	Ensure business continuity and strengthen the Internal Control environment.
•	Provide an adequate level of coverage throughout the business units.
•	Offer support for the Organization's strategic decision-making, grounded in an integrated Operational Risk profile and emerging trends.
•	Implement best practices for managing and controlling operational risks in the 1st and 2nd Line of Defense.
•	Identify the Organization's Operational Risk Profile.
•	Enable continuous improvement of existing methodologies and the deepening of the culture of accountability for Operational Risks and Internal Controls.

e.3) Differentiating factor

The Operational Risk & Internal Control area invests in the development, training and updating of its professionals to respond to changes identified in the business environment and provides training to other professionals through courses on the Intranet, in-person and virtual in real time. For in-person and virtual in real time, we prioritize the provision of training aimed at fostering the culture of Operational Risk management, Internal Controls, training to capture operational losses, among others.

These achievements contribute significantly to Banco Santander Brasil achieving its strategic and operational objectives in a consistent manner, with knowledge regarding the exposure to operational risks assumed and a controlled environment, maintaining the bank's low-risk profile and ensuring the sustainable development of its operations. The Bank highlights:

•	Mandatory training for all Banco Santander employees, through the Santander Academy, on Operational Risks and Internal Controls.
•	Creation, dissemination and maintenance of Instruction Manuals, allowing corporate dissemination for everyone's commitment.
•	Coordination of the annual process for the preparation of operational risk loss forecasts and definition of action plans to mitigate these losses.
•	Development of key indicators for the purpose of monitoring the main operational risks.
•	Composition of governance lines with the “ORM - Operational Risk management” Networks: “RPO-Risk Pro Officer”, whose role is to report to the executive the monitoring of Operational Risk issues at the strategic level of the Executive Board, the “RPA-Risk Pro Agent” who is responsible for the VPE regarding the Operational Risk Management and Control Model and “Operational Risk Assistant” covering the RO perimeter and “Specialists” for cases where the operational risk is transversal to the organization.

e.4) Communication

The Operational Risk & Internal Control area is part of Banco Santander's Governance structure and maintains a periodic communication and reporting process for Management through the Senior Forum on Internal Controls and Operational Risks (FSCIRO) and the RO Meeting. This process includes the presentation of materialized events, main risks, corrective action plans and information on the Internal Controls environment, ensuring transparency and knowledge to the governance forums. Additionally, the main risks (materialized and emerging) are reported and escalated, when applicable, to the Risk Control Committee and the Audit Committee and the Risk and Compliance Committee of the Board.

Consolidated Financial Statements | December 31, 2024 | F - 120

*Values expressed in thousands, except when indicated

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

The Institution's capital management consists of an ongoing process encompassing planning, assessment, control, and monitoring of the capital required to mitigate the significant risks of the Conglomerate. This process includes evaluating the capital needed to support Pillar 1 risks (credit, market, and operational); developing methodologies for quantifying additional capital for Pillar 2 risks; implementing the Internal Capital Adequacy Assessment Process (ICAAP); projection and monitoring of capital ratios; preparation of the capital plan, preparation of contingency plans, preparation of the recovery plan; preparation of the organized exit plan; stress tests; and preparation of the quarterly risk and capital management report – Pillar 3.

g.1) Internal validation of risk models

Consolidated Financial Statements | December 31, 2024 | F - 121

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2024 | F - 122

*Values expressed in thousands, except when indicated

The risk profile in Brazil is distributed among Credit, Market, ALM, Business, Operational and Material Assets risks. However, in order to anticipate the changes proposed in Basel III, new risks were incorporated into the model: Intangibles, Pension Funds (defined benefit) and Deferred Tax Assets, which allow the Bank to adopt an even more conservative and prudent position.

% Capital	2024	2023
Risk Type
Credit	48%	55%
Market	2%	2%
ALM	5%	6%
Business	8%	11%
Operational	7%	2%
Fixed Assets	1%	1%
Intangible Assets	2%	3%
Pension Funds	1%	1%
Deferred Tax Assets	26%	19%
TOTAL	100%	100%

However, as a commercial bank, Credit is Banco Santander's main source of risk and the evolution of its portfolio is one of the main factors for its fluctuation.

RoRAC

Banco Santander Brasil has been using RORAC, with the following objectives:

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

- Nature of financing.

Economic value added is determined by the cost of capital. To generate value for shareholders, the minimum return from operations must exceed Banco Santander's cost of capital.

Consolidated Financial Statements | December 31, 2024 | F - 123

*Values expressed in thousands, except when indicated

47.	Subsequent Events
a)	Deliberation on Interest on Equity

The Board of Directors of Banco Santander, at a meeting held on January 10, 2025, approved the proposal of the Company's Executive Board, ad referendum of the Ordinary General Meetings to be held by April 30, 2025, for the distribution of Interest on Equity, in the amount of R$1,500,000,000.00 (one billion and five hundred million reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered in the Bank's records at the end of January 22, 2025 (inclusive) will be entitled to the Interest on Equity. Therefore, as of January 23, 2025 (inclusive), the Bank's shares will be traded “Ex-Interest on Equity”. The amount of Interest on Equity was paid in February 12, 2025. The Interest on Equity will be fully attributed to the minimum mandatory dividends to be distributed by the Bank, referring to the fiscal year 2025, without any remuneration as monetary adjustment.

Consolidated Financial Statements | December 31, 2024 | F - 124

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

Thousand of Reais	Note	2024	2023	2022
Stockholders' equity attributed under to the Parent Brazilian GAAP		90,743,958	86,084,331	82,061,915
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(76,256)	(75,538)	(54,801)
Reclassification of fair value through other comprehensive income	i	4,200	2,814	(33)
Impairment of financial assets measured at amortized cost	a	(387,348)	234,410	(816,600)
Category transfers - IFRS 9	b	(187,807)	(664,635)	(219,671)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	2,044,873	1,689,463	1,493,810
Reversal of goodwill amortization	d	26,925,987	26,618,368	27,136,573
Realization on purchase price adjustments	e	577,831	586,024	594,784
Adjustment referring to the difference between Book Value vs. the fair on Carsale's entry into Webmotors		79,175	79,175	-
Option for Acquisition of Equity Instrument	f	181,717	181,717	(798,016)
Santander Serviços goodwill (Santusa)	g	(298,978)	(298,978)	(298,978)
Reversal of Provision PIS Law 9,718	j	-	-	980,212
Others		(115,667)	15,853	103,639
Stockholders' equity attributed to the parent under IFRS		119,491,685	114,453,004	110,182,834
Non-controlling interest under IFRS		335,447	403,350	497,342
Stockholders' equity (including non-controlling interest) under IFRS		119,827,132	114,856,354	110,680,176

Thousand of Reais	Note	2024	2023	2022
Net income attributed to the Parent under Brazilian GAAP		13,477,390	8,973,657	12,570,191
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(33,811)	(29,788)	(9,826)
Reclassification of fair value through other comprehensive income	i	3,080	(1,383)	(177,887)
Impairment of financial assets measured at amortized cost	a	(587,260)	1,036,851	805,578
Category transfers - IFRS 9	b	-	(17,584)	14,722
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	340,362	195,653	(90,260)
Reversal of goodwill amortization	d	138,404	147,171	96,162
Realization on purchase price adjustments	e	(8,193)	(8,760)	(8,760)
Option to Acquire Own Equity Instrument	f	181,717	181,717	184,810
Reversal of Provision PIS Law 9,718	j	-	(980,212)	980,212
Others		(146,183)	(48,008)	(77,849)
Net income attributed to the parent under IFRS		13,365,506	9,449,313	14,287,093
Non-controlling interest under IFRS		48,257	49,499	52,382
Net income (including non-controlling interest) under IFRS		13,413,763	9,498,812	14,339,475

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

b) Financial asset categories

As outlined in the note on accounting practices, IFRS 9 mandates the identification of business models associated with each portfolio, as well as the execution of the SPPI test to ascertain whether the cash flows from an asset consist exclusively of payments for principal and interest, for the purpose of classifying the asset within the appropriate financial asset categories. In contrast, BRGAAP allows for certain differences in the categorization of these financial assets and also considers Management's intention as a criterion for classification. Additionally, the criteria for reclassification across categories differ between the two accounting standards.

Consolidated Financial Statements | December 31, 2024 | F - 125

*Values expressed in thousands, except when indicated

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

f) Option to Acquire Equity Instrument

In the context of the transaction, Banco Santander granted the shareholders of Getnet S.A. and Banco Olé Consignado a put option for all the shares issued by Getnet S.A. and Banco Olé Consignado that they held. In accordance with IAS 32, a financial liability was recognized for the commitment made, offset against a specific equity account, in the amounts of R$950 million and R$67 million, respectively. The options were subsequently updated, with their effects recognized in the income statement. On December 19, 2018, Banco Santander and the Minority Shareholders of Getnet S.A. signed an amendment to the Share Purchase and Sale Agreement and Other Covenants of Getnet S.A., whereby Banco Santander committed to acquiring all the shares from the Minority Shareholders, representing 11.5% of the share capital of Getnet S.A., for the amount of R$1,431,000. The acquisition was approved by Brazilian Central Bank on February 18, 2019 and completed on February 25 2019, resulting in Banco Santander holding 100% of the shares representing the share capital of Getnet S.A. On March 14, 2019 the minority shareholder of Banco Olé Bonsucesso Consignado S.A. expressed their intention to exercise the put option stipulated in the Investment Agreement, signed on July 30, 2014, to sell their 40% stake in the share capital of Olé Consignado to Banco Santander (Brasil) S.A. On December 20, 2019 the parties entered into a binding agreement for the acquisition by Banco Santander of all the shares issued by Bosan Participações S.A., for a total value of R$1.6 billion, payable on the closing date of the transaction. On January 30, 2020, the name of Banco Olé Bonsucesso Consignado S.A. was changed to Banco Olé Consignado S.A. On January 31, 2020, the Bank and the shareholders of Bosan Participações S.A. finalized the definitive agreement and signed the share purchase and sale agreement for 100% of the shares issued by Bosan, through the transfer of Bosan's shares to the Bank and payment to the sellers in the total amount of R$1,608,773 As a result, the Bank has become, both directly and indirectly, the holder of 100% of the shares in Banco Olé.

g) Santander Serviços (Santusa) acquisition goodwill

Under IFRS 3 "Business Combinations", when a parent company acquires additional shares or other equity instruments of an entity it already controls, this amount must be recognized as a reduction in its equity. Under BRGAAP, this amount must be recorded on the balance sheet as goodwill or as a bargain purchase in the acquisition of the investment, which represents the difference between the acquisition cost and the equity value of the shares.

h) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financings, and deposits are accounted for at amortized cost. Under IFRS, as per IFRS 9 "Financial Instruments: Recognition and Measurement," financial assets may be measured at fair value and included in the category "Other financial assets at fair value through profit or loss." This approach aims to eliminate or significantly reduce the accounting mismatch in recognition or measurement arising from the valuation of assets or liabilities or the recognition of gains or losses on these assets/liabilities on different bases, which are managed and their performance evaluated based on fair value. Consequently, the Bank has classified loans, financings, and deposits that meet these criteria as "fair value through profit or loss," as well as certain debt instruments classified as "available for sale" under BRGAAP. The Bank has adopted this classification basis under IFRS, as it effectively eliminates an accounting mismatch in the recognition of income and expenses.

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

Consolidated Financial Statements | December 31, 2024 | F - 126

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2024 | F - 127

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

	2024		2023		2022
Thousand of Reais
Interest and similar income	137,183,478		128,282,707		115,225,118
Net fee and commission income	17,205,209		15,639,965		14,875,880
Impairment losses on financial assets (net)	(28,484,030)		(28,008,086)		(24,828,749)
Other income and expense	(2,705,149)		5,260,422		2,174,855
Interest expense and similar charges	(80,504,918)		(81,398,673)		(67,721,941)
Third-party input	(8,682,746)		(8,677,366)		(8,207,227)
Materials, energy and others	(878,393)		(896,232)		(895,734)
Third-party services	(6,165,611)		(6,329,546)		(6,317,067)
Impairment of assets	(252,487)		(250,173)		(161,434)
Other	(1,386,255)		(1,201,415)		(832,992)
Gross added value	34,011,844		31,098,969		31,517,936
Retention
Depreciation and amortization	(2,731,018)		(2,740,950)		(2,585,502)
Added value produced	31,280,826		28,358,019		28,932,434
Investments in affiliates and subsidiaries	312,986		239,236		199,179
Added value to distribute	31,593,812		28,597,255		29,131,613
Added value distribution
Employee	10,304,959	32.6%	9,567,687	33.5%	9,894,413	34.0%
Compensation	7,381,229		6,804,098		6,351,116
Benefits	1,975,443		1,843,988		1,737,282
Government severance indemnity funds for employees - FGTS	569,555		549,538		2,221
Other	378,732		370,063		1,803,794
Taxes	7,640,888	24.2%	9,382,381	32.8%	4,749,350	16.3%
Federal	7,632,666		9,375,150		4,625,498
State	-		-		123,852
Municipal	8,222		7,231		-
Compensation of third-party capital - rental	234,202	0.7%	148,375	0.5%	148,375	0.5%
Remuneration of interest on capital	13,413,763	42.5%	9,498,812	33.2%	14,339,475	49.2%
Dividends and interest on capital	6,000,000		6,200,000		8,100,000
Profit Reinvestment	7,365,506		3,249,313		6,187,093
Profit (loss) attributable to non-controlling interests	48,257		49,499		52,382
Total	31,593,812	100.0%	28,597,255	100.0%	29,131,613	100.0%

Consolidated Financial Statements | December 31, 2024 | F - 128