Form 20-F
period 2025-12-31
Banco Santander (Brasil) S.A.
filed 2026-02-27
CIK 1471055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

Title of Class	Number of Shares Outstanding
Common shares	3,805,028,571
Preferred shares	3,666,169,560

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

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

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒No ☐

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

☐U.S. GAAP

☒International Financial Reporting Standards as issued by the International Accounting Standards Board

☐Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐No ☒

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

General

In this annual report, the terms “Santander Brasil,” the “Bank,” “we,” “us,” “our,” “our company” and “our organization” refer to Banco Santander (Brasil) S.A. and its consolidated subsidiaries, unless otherwise indicated. References to “Banespa” mean Banco do Estado de São Paulo, S.A. – Banespa, one of our predecessor entities. The term “Santander Spain” means Banco Santander, S.A. References to “Santander Group” mean the worldwide operations of the Santander Spain conglomerate, as indirectly controlled by Santander Spain and its consolidated subsidiaries, including Santander Brasil.

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

Solely for the convenience of the reader, we have translated certain amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Brazilian Central Bank (Banco Central do Brasil), or the “Brazilian Central Bank,” as of December 31, 2025, which was R$5.5024 per U.S.$1.00, or on the indicated dates (subject, on any applicable date, to rounding adjustments). We make no representation that the real or U.S. dollar amounts actually represent or could have been or could be converted into U.S. dollars at the rates indicated, at any particular exchange rate or at all.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Consolidated Financial Statements

We maintain our books and records in reais, our functional currency and the presentation currency for our consolidated financial statements.

This annual report contains our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023. Such consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB (currently referred to by the IFRS Foundation as the “IFRS accounting standards”) and the interpretations issued by the IFRS Interpretations Committee (formerly known as the International Financial Reporting Interpretations Committee). Our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 have been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, whose report and unqualified opinion is included herein.

IFRS differs in certain significant aspects in comparison with U.S. GAAP. IFRS also differs in certain significant aspects in comparison with the Brazilian GAAP. Appendix I to our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, included herein, contains information relating to certain differences between IFRS and Brazilian GAAP.

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

Our NPS score, as calculated by us in December 2024 and December 2025, was 61.8 points and 59.2 points, respectively.

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

Our estimates and forward-looking statements are based mainly on our current expectations and estimates or projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to certain risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	general economic, political, social and business conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil as well as the impact of the Brazilian presidential and other elections to be held in October 2026;
•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
•	exposure to the sovereign debt of Brazil;
•	the effect of interest rate fluctuations on our obligations under employee pension funds;
•	exchange rate volatility;
•	infrastructure and labor force deficiencies in Brazil;
•	economic developments and perception of risk in other countries, including a global downturn;
•	increasing competition and consolidation in the Brazilian financial services industry;
•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others;
•	changes in reserve requirements;
•	changes in taxes or other fiscal assessments;
•	potential losses associated with an increase in the level of nonperforming loans or non-performance by counterparties to other types of financial instruments;
•	the effects of the ongoing war between Russia and Ukraine or the uncertainties following the ceasefire agreement in the Middle East on the general economic and business conditions in Brazil, Latin America and globally;
•	climate-related conditions, regulations, targets and weather events;
•	uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; a decrease in the rate of growth of our loan portfolio;
•	potential prepayment of our loan and investment portfolio;
•	potential increase in our cost of funding, in particular with relation to short-term deposits;
•	a default on, or a ratings downgrade of, the sovereign debt of Brazil or our controlling shareholder;
•	restrictions on the distribution of dividends to holders of our shares and ADRs representing ADS;
•	the effectiveness of our credit risk management policies;
•	our ability to adequately manage market and operational risks;

vii

•	potential deterioration in the value of the collateral securing our loan portfolio;
•	changes in energy prices;
•	failure to adequately protect ourselves against risks relating to cybersecurity;
•	our dependence on the proper functioning of information technology systems;
•	our ability to protect personal data;
•	our ability to protect ourselves against cybersecurity risks;
•	our ability to protect our reputation;
•	our ability to detect and prevent money laundering and other illegal activities;
•	our ability to manage the growth of our operations;
•	our ability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; and
•	other risk factors as set forth under “Item 3. Key Information—D. Risk Factors” in this annual report.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

2A. Offer Statistics

Not applicable.

2B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

3A. Selected Financial Data

The following tables set forth the selected financial information of Santander Brasil, as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 prepared in accordance with IFRS as issued by the IASB. See “Item 18. Financial Statements.” This financial information should be read in conjunction “Item 5. Operating and Financial Review and Prospects,” as well as our audited consolidated financial statements and the related notes thereto included within this annual report.

Income Statement Data

	For the Year Ended December 31,
	2025	2025	2024	2023

	(in millions of U.S.$)(1)	(in millions of R$)
Interest and similar income	29,532	162,495	137,183	128,283
Interest expense and similar expenses	(19,057)	(104,860)	(80,505)	(81,399)
Net interest income	10,474	57,634	56,679	46,884
Equity instrument income	16	86	84	22
Equity method income (loss)	83	458	313	239
Fee and commission income	4,638	25,522	23,665	22,455
Fee and commission expense	(1,459)	(8,026)	(6,460)	(6,815)
Gains (losses) on financial assets and liabilities (net)	1,989	10,945	(1,359)	2,730
Foreign exchange fluctuations (net)	(1,965)	(10,814)	1,488	1,065
Other operating expenses (net)	(147)	(808)	(652)	(716)
Total income	13,630	74,997	73,757	65,864
Administrative expenses	(3,805)	(20,938)	(20,417)	(19,563)
Depreciation and amortization	(477)	(2,626)	(2,731)	(2,741)
Provisions (net)(2)	(905)	(4,979)	(4,595)	(4,424)

	For the Year Ended December 31,
	2025	2025	2024	2023

	(in millions of U.S.$)(1)	(in millions of R$)
Impairment losses on financial assets (net)(3)	(5,369)	(29,540)	(28,484)	(28,008)
Impairment losses on other assets (net)	(72)	(397)	(252)	(250)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	20	111	1,806	998
Gains (losses) on non-current assets held for sale not classified as discontinued operations	18	101	106	45
Operating income before tax	3,040	16,729	19,190	11,922
Income taxes	(684)	(3,764)	(5,776)	(2,423)
Consolidated net income for the fiscal year	2,356	12,965	13,414	9,499

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2025 for reais into U.S. dollars of R$5.5024 per U.S.$1.00.
(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits. For further discussion, see notes 21 and 22 to our audited consolidated financial statements included elsewhere in this annual report.
(3)	Credit loss allowance less recovery of loans previously written off.

Earnings and Dividend per Share Information

	For the Year Ended December 31,
	2025	2024	2023
Basic and Diluted Earnings per 1,000 shares
From continuing and discontinued operations(1)
Basic Profit per shares (reais)
Common Shares	1,629.22	1,708.02	1,208.83
Preferred Shares	1,792.14	1,878.82	1,329.71
Diluted Profit per shares (reais)
Common Shares	1,602.61	1,688.90	1,121.49
Preferred Shares	1,762.87	1,857.79	1,233.63
Basic Earnings per shares (U.S. dollars)(2)
Common Shares	296.09	310.41	219.69
Preferred Shares	325.70	341.45	241.66
Diluted Earnings per shares (U.S. dollars)(2)
Common Shares	296.09	310.41	219.69
Preferred Shares	325.70	341.45	241.66
From continuing operations
Basic Profit per shares (reais)
Common Shares	1,629.22	1,708.02	1,208.83
Preferred Shares	1,792.14	1,878.82	1,329.71
Diluted Earnings per shares (reais)
Common Shares	1,602.61	1,688.90	1,121.49
Preferred Shares	1,762.87	1,857.79	1,233.63
Basic Earnings per shares (U.S. dollars)(2)
Common Shares	296.09	310.41	219.69

	For the Year Ended December 31,
	2025	2024	2023
Preferred Shares	325.70	341.45	241.66
Diluted Earnings per shares (U.S. dollars)(2)
Common Shares	296.09	310.41	219.69
Preferred Shares	325.70	341.45	241.66
Dividends and interest on capital per 1,000 shares (undiluted)
Common Shares (reais)	972.53	766.78	794.11
Preferred Shares (reais)	1,069.78	853.45	873.51
Common Shares (U.S. dollars)(2)	176.75	139.35	144.32
Preferred Shares (U.S. dollars)(2)	194.42	155.11	158.75
Weighted average share outstanding (in thousands) - basic
Common Shares	3,804,009	3,799,003	3,795,082
Preferred Shares	3,665,150	3,660,144	3,656,223
Weighted average shares outstanding (in thousands) - diluted
Common Shares	3,934,128	3,887,558	4,403,869
Preferred Shares	3,665,150	3,660,144	3,656,223

(1)	Per share amounts reflect the effects of the bonus share issue and reverse share split for each period presented.
(2)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2025 for reais into U.S. dollars of R$5.5024 per U.S.$1.00

Balance Sheet Data

	As of December 31,
	2025	2025	2024	2023

	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash	3,677	20,233	37,084	23,123
Financial Assets Measured At Fair Value Through Profit Or Loss	47,690	262,407	231,002	208,922
Financial Assets Measured At Fair Value Through Other Comprehensive Income	12,621	69,447	92,079	59,052
Financial Assets Measured At Amortized Cost	145,490	800,546	768,325	723,710
Derivatives used as hedge accounting	40	217	30	25
Non-current assets held for sale	257	1,413	1,042	914
Investments in associates and joint ventures	639	3,517	3,640	1,610
Tax assets	11,824	65,061	59,790	52,839
Other assets	1,620	8,916	6,955	5,997
Permanent assets	917	5,046	6,022	7,086
Intangible assets	6,039	33,227	32,827	32,376
Total assets	230,814	1,270,029	1,238,797	1,115,653
Average total assets(*)	227,345	1,250,941	1,185,228	1,059,806
Liabilities
Financial liabilities measured at fair value through profit or loss	20,440	112,471	82,723	49,581
Financial liabilities at amortized cost	180,355	992,387	1,001,581	910,551

	As of December 31,
	2025	2025	2024	2023

	(in millions of U.S.$)(1)	(in millions of R$)
Credit institutions deposits	26,692	146,868	158,565	118,512
Customer deposits	107,831	593,329	605,068	583,221
Liabilities arising from securities(2)	28,472	156,662	135,633	124,397
Debt instruments eligible as capital	5,109	28,114	23,138	19,627
Other financial liabilities	12,252	67,414	79,177	64,794
Derivatives Used as Hedge Accounting	33	184	130	1,177
Provisions (3)	2,145	11,804	10,977	11,474
Tax liabilities	1,706	9,389	10,175	9,000
Other liabilities	3,133	17,241	13,384	19,014
Total liabilities	207,814	1,143,476	1,118,970	1,000,796
Shareholders’ equity	23,677	130,282	126,199	118,421
Other Comprehensive Income	(928)	(5,108)	(6,708)	(3,968)
Non-controlling interests	251	1,380	335	403
Total shareholders’ equity	23,000	126,553	119,827	114,856
Total liabilities and shareholders’ equity	230,814	1,270,029	1,238,797	1,115,653
Average interest-bearing liabilities(*)	161,553	888,931	849,299	758,913
Average total stockholders’ equity(*)	22,265	122,513	119,862	112,249

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31, of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank as of December 31, 2025 for reais into U.S. dollars of R$5.5024 per U.S.$1.00.
(2)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2025, 2024 and 2023 reflect this change.
(3)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Selected Consolidated Ratios

	As of and for the Year Ended December 31,
	2025	2024	2023

	(%)
Profitability and performance
Return on average total assets (*)	1.0	1.1	0.9
Asset quality
Impaired assets as a percentage of loans and advances to customers (gross)(1)	8.1	7.0	7.2
Impaired assets as a percentage of total assets(1)	3.9	3.4	3.6
Impairment losses to customers as a percentage of impaired assets(1)	76.7	79.5	84.1

	As of and for the Year Ended December 31,
	2025	2024	2023

	(%)
Impairment losses, including the debt instruments accounted for as financial assets measured at amortized cost, to customers as a percentage of impaired assets(1)	83.2	84.4	88.1
Impairment losses to customers as a percentage of loans and advances to customers (gross)	6.2	5.6	6.1
Impairment losses, including the debt instruments accounted for as financial assets measured at amortized cost, to customers as a percentage of loans and advances to customers (gross)	6.8	5.9	6.4
Derecognized assets as a percentage of loans and advances to customers (gross)	3.9	4.6	5.4
Impaired assets as a percentage of stockholders’ equity(1)	38.6	35.3	34.7
Capital adequacy
Basel capital adequacy ratio(2)	15.4	14.3	14.5
Efficiency
Efficiency ratio(3)	27.9	27.7	29.7

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Impaired assets include all loans and advances past due by more than 90 days and other doubtful credits. For further information, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses.”
(2)	Basel capital adequacy ratio is measured pursuant to Brazilian Central Bank rules.
(3)	Efficiency ratio is determined by dividing administrative expenses by total income.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Selected Credit Ratios.”

Selected Consolidated Ratios, Including Non-GAAP Ratios

	2025	2024	2023

	(%)
Profitability and performance
Net interest margin(1)	5.2	5.3	4.9
Return on average stockholders’ equity(2)	10.6	11.2	8.5
Adjusted return on average stockholders’ equity(2)	13.7	14.6	11.3
Average stockholders’ equity as a percentage of average total assets(2)(*)	9.8	10.1	10.6
Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)(*)	7.7	7.9	8.2
Asset quality
Impaired assets as a percentage of credit risk exposure(3)	6.3	5.6	5.5
Impaired assets as a percentage of stockholders’ equity excluding goodwill(2)(3)	49.5	45.9	45.8
Liquidity
Loans and advances to customers, net as a percentage of total funding(4)	60.8	61.1	60.8
Efficiency ratio	27.9	27.7	29.7

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: at December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	“Net interest margin” is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.
(2)	“Adjusted return on average stockholders’ equity,” “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Impaired assets as a percentage of stockholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average stockholders’ equity,” “Average stockholders’ equity as a percentage of average total assets” and “Impaired assets as a percentage of stockholders’ equity” to exclude goodwill arising from acquisitions made in previous reporting periods, as further discussed in note 13 to our audited consolidated financial statements included elsewhere in this annual report. Our calculation of these non-GAAP financial measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures supplement the GAAP information provided to investors regarding the substantial impact of the goodwill arising from acquisitions made in previous reporting periods. Accordingly, we believe that the non-GAAP financial measures presented are useful to investors. The limitation associated with the exclusion of goodwill from stockholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering stockholders’ equity including goodwill. For a reconciliation of our selected ratios, see “—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”
(3)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. The reconciliation of credit risk exposure to the most comparable IFRS measure is disclosed in the table of non-GAAP financial measures presented immediately after these notes.
(4)	Total funding is the sum of financial liabilities at amortized cost and financial liabilities at fair value in income held for trading, excluding other financial liabilities. For a breakdown of the components of total funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding.”

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

Reconciliation of Non-GAAP Ratios to Their Most	As of and for the Year Ended December 31,
Directly Comparable IFRS Financial Measures	2025	2024	2023

	(in millions of R$, except as otherwise indicated)
Return on average shareholders’ equity:
Consolidated net income for the fiscal year	12,965	13,414	9,499
Average shareholders’ equity(*)	122,513	119,862	112,249
Return on average shareholders’ equity(*)	10.6%	11.2%	8.5%
Adjusted return on average shareholders’ equity(*):
Consolidated net income for fiscal year	12,965	13,414	9,499
Average shareholders’ equity(*)	122,513	119,862	112,249
Average goodwill(*)	27,854	28,031	27,868
Average shareholders’ equity excluding goodwill(*)	94,659	91,831	84,381
Adjusted return on average shareholders’ equity(*)	13.7%	14.6%	11.3%
Average shareholders’ equity as a percentage of average total assets(*):
Average shareholders’ equity(*)	122,513	119,862	112,249
Average total assets(*)	1,250,941	1,185,228	1,059,806
Average shareholders’ equity as a percentage of average total assets(*)	9.8%	10.1%	10.6%
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*):
Average shareholders’ equity(*)	122,513	119,862	112,249
Average goodwill(*)	27,854	28,031	27,868
Average shareholders’ equity excluding goodwill(*)	94,659	91,831	84,381
Average total assets(*)	1,250,941	1,185,228	1,059,806
Average goodwill(*)	27,854	28,031	27,868
Average total assets excluding goodwill(*)	1,223,087	1,157,197	1,031,938
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(*)	7.7%	7.9%	8.2%
Impaired assets as a percentage of shareholders’ equity:
Impaired assets	48,900	42,242	39,887
Shareholders’ equity	126,553	119,827	114,856
Impaired assets as a percentage of shareholders’ equity	38.6%	35.3%	34.7%

Reconciliation of Non-GAAP Ratios to Their Most	As of and for the Year Ended December 31,
Directly Comparable IFRS Financial Measures	2025	2024	2023

	(in millions of R$, except as otherwise indicated)
Impaired assets as a percentage of shareholders’ equity excluding goodwill:
Impaired assets	48,900	42,242	39,887
Shareholders’ equity	126,553	119,827	114,856
Goodwill	27,845	27,893	27,853
Shareholders’ equity excluding goodwill	98,708	91,934	87,004
Impaired assets as a percentage of shareholders’ equity excluding goodwill	49.5%	45.9%	45.8%
Impaired assets as a percentage of loans and receivables:
Loans and advances to customers, gross	602,040	599,688	551,536
Impaired assets	48,900	42,242	39,887
Impaired assets as a percentage of loans and receivables	8.1%	7.0%	7.2%
Credit risk exposure:
Loans and advances to customers, gross	602,040	599,688	551,536
Guarantees	58,917	64,388	65,671
Private securities	117,924	86,281	102,673
Credit risk exposure(1)	778,881	750,357	719,881
Impaired assets as a percentage of credit risk exposure:
Impaired assets	48,900	42,242	39,887
Credit risk exposure(1)	778,881	750,357	719,881
Impaired assets as a percentage of credit risk exposure	6.3%	5.6%	5.5%
Loans and advances to customers, net as a percentage of total funding:
Loans and advances to customers, gross	602,040	599,688	551,536
Allowance for loan losses due to impairment(2)	(37,491)	(33,598)	(33,559)
Total funding(3)	928,236	926,450	851,743
Loans and advances to customers, net as a percentage of total funding(3)	60.8%	61.1%	60.8%

(*)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 13 dates: as of December 31 of the prior year and for each of the month-end balances of the 12 subsequent months.
(1)	Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk.
(2)	Provision for impairment losses of loans and advances to customers.
(3)	Total funding is the sum of financial liabilities at amortized cost and financial liabilities at fair value in income held for trading, excluding other financial liabilities.

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

Summary of Risk Factors

Summary of Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally

•	The Brazilian government has exercised significant influence over the Brazilian economy. The Brazilian government’s macroeconomic management strategies, new rules as well as political and economic conditions, could adversely affect us and the trading price of our securities.
•	Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.
•	Exposure to Brazilian federal government debt could have a material adverse effect on us.
•	Fluctuations in interest rates and other factors may affect our obligations under legacy employee pension funds.
•	Exchange rate volatility may have a material adverse effect on the Brazilian economy and on us.
•	Infrastructure, labor force deficiency and other factors in Brazil may impact economic growth and have a material adverse effect on us.
•	Disruption or volatility in global financial and credit markets, including as a result of the ongoing war between Russia and Ukraine and uncertainties following the ceasefire agreement in the Middle East and tariff increases implemented by the United States of America, could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

Summary of Risks Relating to the Brazilian Financial Services Industry and Our Business

•	The highly competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.
•	We may not be able to detect or prevent money laundering and other criminal activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.
•	Social and environmental risks may have a material adverse effect on us.
•	In addition, climate change can create transition risks, physical risks and other risks that could adversely affect us.
•	We are subject to increasing scrutiny and regulation from data protection laws. Failure to protect personal information could adversely affect us.
•	We are exposed to risk of loss from legal and regulatory proceedings.
•	Disclosure controls and procedures over financial and nonfinancial reporting may not prevent or detect all errors or acts of fraud.
•	Changes in taxes and other fiscal assessments may have a negative effect on us. Furthermore, we are subject to review by tax authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.
•	Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

•	Furthermore, the credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.
•	Liquidity and funding risks are inherent in our business, and since our main sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.
•	The value of the collateral securing our loans may decline and become insufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.
•	We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.
•	Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.
•	Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us.
•	Our business is highly dependent on the proper functioning of information technology systems. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.
•	We utilize artificial intelligence, which could expose us to liability or adversely affect our business.
•	We are subject to counterparty risk in our business.
•	Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market variables, which may materially and adversely affect us.
•	We engage in transactions with related parties that others may not consider to be on an arm’s-length basis.
•	The outbreak of public health emergencies could materially and adversely impact our business, financial condition, liquidity and results of operations.

Summary of Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

•	Our ultimate controlling shareholder has a great deal of influence over our business and its interests could conflict with ours.
•	Our status as a controlled company and a foreign private issuer exempts us from certain of the corporate governance standards of the NYSE, limiting the protections afforded to investors. Furthermore, our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.
•	The liquidity and market prices of the units and the ADRs may be adversely affected by the cancellation of units or substantial sale of units and shares in the market, or by the relative volatility and limited liquidity of the Brazilian securities markets.
•	The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of the units and the ADRs.
•	Holders of our units and our ADRs may not receive any dividends or interest on stockholders’ equity. They may also be unable to exercise preemptive rights with respect to our units underlying the ADRs and find it difficult to exercise voting rights at our shareholders’ meetings.
•	Investors may find it difficult to enforce civil liabilities against us or our directors or officers. In addition, judgments of Brazilian courts with respect to our units or ADRs will be payable only in reais.

•	Holders of ADRs could be subject to Brazilian income tax on capital gains from sales of ADRs. Furthermore, if you exchange your ADRs for their underlying units, you risk losing Brazilian tax advantages and the ability to remit foreign currency abroad.

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

Uncertainty over whether the Brazilian government will continue to implement changes in policy or regulation and over which of the proposed changes will be implemented creates instability in the Brazilian economy, increasing the volatility of the Brazilian securities markets, which may have an adverse effect on us and our securities. As a result, the prices of Brazilian financial assets have experienced a high level of volatility in 2024 and in 2025 through the date of this annual report. We cannot guarantee you that Brazilian financial markets will not experience significant volatility going forward. Economic and political developments in Brazil may also affect the business of the Brazilian financial industry.

We are not able to fully estimate the impact of global and Brazilian political and macroeconomic developments and economic regulatory policy changes on our business and lending activity, nor are we able to predict how current or future measures implemented by regulatory policymakers may impact our business. Although the incumbent administration has presented its priority initiatives for 2026, there is a considerable level of uncertainty regarding future economic measures that may be implemented and how they could affect the economy or our business or financial performance, including as a result of the Brazilian presidential and other elections to be held in October 2026. Any changes in regulatory capital requirements for lending, reserve requirements, or product and service regulations, among others, may materially adversely affect our business.

The political environment in Brazil may adversely affect Brazil’s economy and investment levels and have a material adverse effect on us.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy by affecting investor and consumer confidence. Periods of political uncertainty have been associated with slower economic activity and increased volatility in the securities of Brazilian issuers.

As mentioned, there are uncertainties regarding the policies to be followed by the incumbent government, the ability of this administration to continue implementing policies and reforms, as well as the external perception of the Brazilian economy and political environment, all of which could have a negative impact on our business and the price of our securities.

Furthermore, expenditures by the Brazilian federal government have historically led to fiscal deficits at the federal level, resulting in seven straight years of deficits between 2014 and 2020. However, the Brazilian federal government recorded a budget surplus in 2022, due in part to rising commodity prices and higher inflation. In 2023, as commodity prices stabilized, inflation receded and cyclical activities slowed down, government revenue also decreased, while expenditures continued to rise, resulting in a budget deficit. In 2024, although total fiscal revenues at the federal level increased 9.6% as compared to 2023 (in inflation-adjusted terms) as a result of ad hoc measures approved in the end of 2023, public expenditures continued to rise at a faster pace, and Brazil registered another budget deficit in the period. In 2025, the Brazilian government continued to face a challenging fiscal environment despite the approval of a new fiscal framework in 2023. Similarly, the governments of Brazil’s constituent states are grappling with fiscal challenges due to high debt burdens, declining revenues, and inflexible expenditures, extensive federal economic relief programs, and aid efforts to address the impacts of the early 2024 floods in Rio Grande do Sul. As Brazil approaches presidential and other elections scheduled for October 2026, uncertainty regarding the outcome of the elections and future economic and regulatory policies may further increase volatility in the market price of securities issued by Brazilian companies, including our securities, which may adversely affect our business.

The uncertainties regarding the implementation of the Brazilian government’s agenda, considering the scenario for 2026 (implementation of the tax reform on consumption, assessment of changes to income tax rules, the relationship between the executive, legislative, and judiciary branches, interactions among leading political parties and the incumbent administration’s approval rating) and changes related to monetary, fiscal, and social security policies could affect the Brazilian economy. Any such developments may contribute to economic instability in Brazil and increase the volatility of securities issued by Brazilian companies, including our securities.

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

For example, considering the amounts in 2025, each additional percentage point change in the IPCA rate would impact our personnel and other administrative expenses by approximately R$116 million and R$88 million, respectively.

Inflation for the years ended December 31, 2025, 2024 and 2023, as measured by the IPCA, was 4.3%, 4.8%, and 4.6%, respectively. Increased inflation in the year ended December 31, 2023, resulted mainly from temporary supply shocks affecting the prices of foodstuffs. These inflationary pressures were compounded by additional factors, including events that hit electricity generation and led to an increase in energy prices, disruptions in supply chains, the depreciation of the real, the ongoing war between Ukraine and Russia, the war in the Middle East, and the COVID-19 pandemic (particularly in China), among others. The IPCA showed a declining trend in the beginning of 2024 in year-over-year terms, but adverse climatic conditions affecting energy and food prices, combined with the depreciation of the real and strong economic activity with a low unemployment rate, fueled renewed inflationary pressures. These factors contributed to inflation ending the year at 4.8%, above the upper limit set by the Brazilian Central Bank pursuant to applicable law. Inflation decelerated to 4.3% in 2025, reflecting a combination of monetary policy tightening and the gradual dissipation of prior supply-side shocks, although services inflation and exchange-rate volatility continued to exert upward pressure on consumer prices.

Moreover, the measures to fight inflation, mainly carried out by the Brazilian Central Bank, have had significant effects on the Brazilian economy and our business, and could continue to do so. As a result of inflationary pressures that arose in Brazil in early 2021 and intensified globally throughout 2022, the Brazilian Central Bank began tightening its monetary policy, raising the SELIC rate starting in mid-March 2021, ultimately reaching 9.25% by the end of 2021. This cycle continued into 2022, with the SELIC rate peaking at 13.75% in August 2022, at which point the Brazilian Central Bank opted to maintain that level. The SELIC rate stayed at 13.75% for nearly a year, as inflation hovered near the upper limit of the Brazilian Central Bank’s target range pursuant to applicable law (3.25% for 2023 and 3.0% thereafter). In August 2023, as inflationary pressures eased, the Brazilian Central Bank began reducing the SELIC rate, which fell to 10.50% by May 2024. Nevertheless, renewed inflationary pressures—driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending—prompted the Brazilian Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 15.00% in mid-2025. As of the date of this annual report, the SELIC rate stands at 15.00% per annum, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.

Our income, expenses, assets and liabilities are impacted by interest rates levels and volatility. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and monetary policies. Changes in these variables may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. For more information about our risk management, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk.” Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing the risk of default by our customers in the short run.

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

We invest in Brazilian federal government bonds. As of December 31, 2025, 14.3% of our total assets, and 65.2% of our securities portfolio, consisted of debt securities issued by the Brazilian federal government. Any failure by the Brazilian government to make timely payments under the terms of these securities, or a significant decrease in their market value, will have a material adverse effect on us.

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

Decreases in interest rates can increase the present value of obligations under our legacy defined benefit pension plans and lifetime medical assistance plan. Increases in interest rates have the opposite effect.

As of December 31, 2025 our obligations for pension funds and similar liabilities totaled R$1.4 billion (out of total provisions for legal and administrative proceedings, commitments, pensions and other matters of R$11.8 billion). For additional information, see note 21 to our audited consolidated financial statements included in this annual report.

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

Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. As a result of fluctuations in commodity prices, international developments and periods of progress and setbacks on the domestic front—such as during the presidential impeachment process in 2016, or the approval of the national pension system reform in 2019—the real has weakened over the last few years. In 2023, the volatility in the R$/U.S.$ exchange rate persisted as it ranged from R$4.7202 to R$5.4459 per U.S.$1.00 as a result of geopolitical issues, increases in interest rate and economic uncertainties abroad combined with uncertainty regarding Brazil’s fiscal and budgetary position. As a result, the exchange rate was R$4.8413 per U.S.$1.00 on December 31, 2023. In 2024, the real experienced a significant devaluation against the U.S. dollar, influenced in part by the outcome of the U.S. general election, which was expected to result in a stronger U.S. dollar relative to other currencies, as well as concerns surrounding the Brazilian economy and the Brazilian federal government’s fiscal situation. The exchange rate was R$6.1923 per U.S.$1.00 on December 31, 2024. In 2025, there was significant volatility in the R$/U.S.$ exchange rate, which fluctuated within a wide band that ranged from R$5.2729 to R$6.2086 per U.S. $1.00 as a result of ongoing economic and political uncertainty both globally and within Brazil. As of December 31, 2025 the exchange rate was R$5.5024 per U.S.$1.00. There can be no assurance that the real will not substantially depreciate or appreciate further against the U.S. dollar.

In the year ended December 31, 2025, a variation of 1.0% in the exchange rate of reais to U.S. dollars would have resulted in a negative variation of income on our net foreign exchange position denominated in U.S. dollars of R$2.4 million.

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

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years. In 2023, GDP growth reached 3.0%, driven in particular by strong agricultural output, including a record grain harvest. In 2024, Brazilian GDP grew 3.4%, supported by resilient domestic demand and historically low unemployment levels, while market forecasts as of the date of this annual report generally project more moderate GDP growth for 2025 (around 2.2%) as the effects of tighter monetary policy, reduced fiscal impulse, and a less favorable global environment are expected to weigh on economic activity. The growth and performance of the Brazilian economy may be impacted by other factors such as nationwide strikes, natural disasters, pandemics or other disruptive events. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us.

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

In 2020 and 2021, the fallout of the COVID-19 pandemic significantly affected the performance of Brazilian markets, an effect that was less pronounced in 2022 in Brazil. These factors persisted in 2022 and have been compounded by the war between Russia and Ukraine, which has contributed to inflationary pressures worldwide and spurred central banks to increase interest rates, thereby spurring fears of a global economic slowdown. Continued COVID-19 outbreaks in China in 2022 and early 2023 and the response of the Chinese government to these outbreaks adversely affected the Chinese economy. During 2023 and 2024, the Chinese government resumed introducing monetary and fiscal stimuli in order to reverse that setback and meet its economic growth goals. The global economy was also adversely affected by the war in the Middle East, which started in October 2023 and has been ongoing since then. In addition, inflationary pressures in advanced economies proved to be more resilient than previously imagined, thus leading monetary authorities in these economies to extend their monetary tightening cycle and renewing fears of a global recession, which weighed on the market value of our securities. In response to the monetary tightening cycles launched in advanced economies and the extension of a subdued economic growth in China, global inflationary pressures started abating and opened room for the monetary authorities around the world to start reducing their base interest rates (e.g., the European Central Bank in June 2024 and the U.S. Federal Reserve in September 2024), which translated into favorable prospects for a recovery in the world economic growth in the near future. However, these developments may not necessarily be felt in Brazil, where inflationary pressures have persisted, and the Brazilian Central Bank has continued to raise interest rates in response to fiscal concerns and other domestic challenges. In 2025, inflation continued to run above the Brazilian Central Bank’s target range and monetary policy remained tight as authorities sought to contain price pressures amid moderating GDP growth. See “—Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.”

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

In 2022, the war between Russia and Ukraine contributed to further increases in the prices of energy, oil and other commodities and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and China are involved in controversies related to trade barriers in China that have threatened a trade war between the countries, which have implemented or proposed to implement tariffs on certain imported products. Sustained tensions between the United States and China could significantly undermine the stability of the global economy. This risk was heightened by the outcome of the U.S. presidential election in November 2024, with the new administration taking a more protectionist stance on trade, including the reimplementation or escalation of tariffs on Chinese goods, as well as measures aimed at reducing U.S. reliance on Chinese supply chains.

On October 7, 2023, Hamas launched an attack on Israel targeting Israeli civilians. In response, Israel declared war against Hamas, attacking Hamas targets in Gaza and the region. In 2024, in response to attacks from Lebanon and Iran, Israel attacked Lebanon targeting Hezbollah infrastructure and leaders and carried out airstrikes against Iranian military sites. In June 2025, the ongoing conflict between Israel and Iran escalated following a resolution adopted by the Board of Governors of the International Atomic Energy Agency, which found that Iran had not been in compliance with its nuclear non-proliferation obligations. Subsequently, the two nations exchanged missile and drone strikes, and according to public reporting, the US carried out attacks on Iranian nuclear facilities with the stated intent of preventing Iran from developing a nuclear weapon. Press reporting suggests these strikes caused substantial but not decisive damage, likely delaying Iran’s enrichment activities by months to a few years. A ceasefire agreement brokered by international mediators and signed in late 2025 has reduced hostilities between Israel, Iran, and Iran-aligned groups in Lebanon and Gaza, including Hamas and Hezbollah. While the ceasefire has halted large-scale military operations, its implementation is still uncertain, and geopolitical tensions continue to pose risks of renewed instability. Uncertainties around the sustainability of peace, reconstruction efforts, sanctions relief, and regional realignments could continue to affect energy markets, trade flows, and investor sentiment, potentially causing volatility in oil and gas prices, supply chain disruptions, inflationary pressures, and market uncertainty, among other potential consequences.

Scenarios of political tensions and instability throughout the world stemming from a variety of factors such as heightened polarization and political interference, fragmentation and scandals, may lead to shifting and unpredictable outcomes in political elections, legislative and policy-making efforts, social conditions, government stability and the global economy and to a progressive erosion of the rule of law in certain long-standing democracies. Furthermore, increasing public debt levels together with high interest costs may not be sustainable and could lead certain countries to face higher sovereign risk premia and sovereign debt crises. A deterioration of the global economic, political, social and financial environment, particularly in Europe and the Americas, could have a material adverse impact on the financial sector, affecting our operating results, financial position and prospects.

In particular, the risk of a return in Europe to a fragile and volatile environment, heightened political tensions or recession could be aggravated if, among others, (i) the German economy falls into recession due to reduced industrial competitiveness, (ii) European Union policies to increase defense spending, rearm Europe and support Ukraine prove unsuccessful, (iii) reforms to improve labor markets, productivity and competitiveness fail, (iv) the banking union and other measures of European integration do not progress, or (v) anti-European groups become more widespread. A deterioration of the economic and financial environment in Europe could have a material adverse impact on the global economy, affecting our operating results, financial position and prospects.

In addition, growing protectionism and trade tensions could intensify and negatively impact the economies of the countries where we operate. The U.S. presidential administration has increased tariffs, and the possibility for new or higher trade tariffs remains. Certain U.S. trading partners have announced retaliatory actions, including tariffs, in response. The continuation, pause or escalation of tariffs and other trade restrictions, the continued depreciation of the U.S. dollar and other non-trade-related measures or policies of the U.S. presidential administration, including immigration reforms, foreign interventions and military actions, could further transform international trade relations, investment flows and supply chains significantly, resulting in continued market volatility and lower global growth, intensifying concerns over the global macroeconomic environment, inflation and the potential for a recession. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition and prospects.

Moreover, the shift in the global economy’s center of gravity from the Atlantic to the Pacific and, in particular, China’s increasing relevance as a key trading partner and source of financing for Latin American economies, could negatively impact U.S. and European banks, particularly those like Santander Spain with limited presence in Asia, reducing Santander Spain’s global market share and customer base and affecting our business, operating results, financial condition and prospects. An uncertain outlook for China, including weak economic growth and related policy actions, and tensions or conflicts involving China, Taiwan or the United States, could negatively affect the world economy and impact our operating results, financial condition, and prospects.

Additionally, the United Kingdom ceased to be a member of the European Union in 2020. A limited trade deal was agreed between the United Kingdom and the European Union with the relevant new regulations coming into force on January 1, 2021. The trade deal, however, did not include agreements on certain areas such as financial services and data adequacy. Uncertainty remains around the terms of the UK’s relationship with the European Union and the lack of a fully comprehensive trade agreement may negatively impact the economic growth of both regions. Similarly, an adverse effect on the United Kingdom and the European Union may have an adverse effect on the wider global economy or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects and/or the market value of our securities.

Any material changes in the economy and the global capital market, including Brazil, may decrease the interest of investors in Brazilian assets, including our ADRs, which may adversely affect the market price of our securities, in addition to making it difficult for us to access the capital markets and finance our operations, including on acceptable terms.

Any slowdown or instability in the global economy could impact income, purchasing power and consumption levels in Brazil, among other things, which could limit growth, increase delinquency rates and ultimately have a material adverse effect on us while also creating a more volatile economy, limiting potential access to capital and liquidity. In addition, any global economic slowdown or uncertainty may result in volatile conditions in the global financial markets, which could have a material adverse effect on us, including on our ability to access capital and liquidity on acceptable financial terms, if at all. Any such adverse effect on capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

Disruption or volatility in global financial and credit markets, including as a result of the ongoing war between Russia and Ukraine and uncertainties following the ceasefire agreement in the Middle East, could adversely affect the financial and economic environment in Brazil, which could have a material adverse effect on us.

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

Geopolitical conflicts and related uncertainties, such as the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East, could materially affect our financial position and increase our operational risk.

On February 24, 2022, Russia launched a large-scale military action against Ukraine. The war in Ukraine has caused an ongoing humanitarian crisis in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. In response to the war in Ukraine, several countries, including the United States, the European Union member states, the United Kingdom and other UN member states, have imposed severe sanctions on Russia and Belarus. In addition, the sanctions imposed also include a ban on trading in sovereign debt and other securities. The war has exacerbated supply chain problems, particularly for those businesses most sensitive to rising energy prices. The war has led to, and continues to lead to, further increases in energy prices, supply chain problems and inflationary pressures. These factors contribute to an environment of higher interest rates, market volatility and a slowdown in the global economy.

The scale of sanctions is unprecedented, complex and rapidly evolving, and poses continuously increasing operational risk to us. Our corporate framework and policies are designed to ensure compliance with applicable laws, regulations and economic sanctions in the countries in which we operate, including U.S., European Union, United Kingdom and United Nations economic sanctions. We cannot predict whether Brazil or any of the jurisdictions whose sanctions frameworks we adhere to will enact additional economic sanctions or trade restrictions in response to the war in Ukraine or to other current or future geopolitical conflicts or tensions. While we do not knowingly engage in direct or indirect dealings with sanctioned parties according to applicable sanctions, or in direct dealings with the sanctioned countries/territories, we may on occasion have indirect dealings within the sanctioned countries/territories, but aim to operate in line with applicable U.S., European Union, United Kingdom and United Nations blocking and sectoral sanctions regulations. The Santander Group is committed to the ongoing enhancement of sanctions governance, list management and screening controls. However, evolving measures may increase the complexity of compliance and residual risk, including the risk of penalties if banks deal with blocked persons, even indirectly, or facilitate significant transactions involving Russia’s military industry.

A ceasefire agreement brokered by international mediators and signed in late 2025 has reduced hostilities between Israel, Iran and Iran-aligned groups in Lebanon and Gaza, including Hamas and Hezbollah. While the ceasefire has halted large-scale military operations, its implementation is still uncertain. Geopolitical tensions continue to pose risks of renewed instability, which could affect other regions and, in turn, continue to affect energy markets, trade flows, and investor sentiment. This could cause volatility in oil and gas prices, supply chain disruptions, inflationary pressures, and market uncertainty, among other potential consequences.

Furthermore, we believe that the risk of cyberattacks on companies and institutions has increased and could increase further as a result of the aforementioned conflicts and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. Although we actively monitor for cyberattacks, there can be no assurance that our cybersecurity and data protection measures and defenses will be effective at identifying, preventing, mitigating or remediating any such cyberattacks.

We do not have a physical presence in Russia or Ukraine and our physical presence in the Middle East is very limited. Further, our direct exposure to Russian, Ukrainian or Middle Eastern markets is not material. However, the ability of certain of our customers to fulfill their obligations has been negatively impacted, particularly those with greater exposure to the Russian, Ukrainian or Middle Eastern markets. The impact of ongoing or increased geopolitical tensions and sanctions on global markets, macroeconomic conditions globally, and other potential future geopolitical developments remains uncertain and may exacerbate our operational risk. As a result, our businesses, results of operations and financial position could be adversely affected by any of these factors directly or indirectly arising from the war in Ukraine or from uncertainties following the ceasefire agreement in the Middle East or from other geopolitical conflicts or tensions.

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

A slowdown or recession in Brazil and other major world economies could lead major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, to experience significant difficulties, including runs on deposits, the need for government aid or assistance or the need to reduce or cease providing funding to borrowers (including to other financial institutions). The year 2021 was marked by an accelerated recovery in the level of activity in the main global economies, as a result of the expansionary monetary and fiscal policy, including reductions in interest rates. As a result, inflation rates in 2021 and 2022 have increased considerably in Brazil and globally, due to the strong increase in aggregate demand and bottlenecks in supply and production chains due to shortages of inputs. In 2023, inflation in Brazil was moderate compared to the levels observed at the end of 2022, reflecting tighter monetary policy, a stronger Brazilian real, and favorable supply-side factors, including a record grain harvest. However, the path toward achieving the 3.0% inflation target set by the Brazilian Central Bank under applicable law proved uncertain. This became evident in 2024, as inflationary pressures resurfaced, driven by a combination of adverse climatic conditions impacting energy and food prices, a significant depreciation of the real against the U.S. dollar—partly due to the outcome of the U.S. presidential election—and persistent fiscal concerns in Brazil, which compounded domestic economic challenges. In 2025, inflation remained above the Brazilian Central Bank’s target range and economic activity showed signs of slowing, leading the Brazilian Central Bank to maintain a restrictive monetary policy stance amid heightened uncertainty regarding the domestic fiscal outlook and a less supportive global environment.

In Brazil, the generalized increase in prices was exacerbated by the depreciation of the real against the U.S. dollar and other major currencies, leading the Brazilian Central Bank to raise the SELIC rate from 2.0% at the end of 2020 to 13.75% at the end of 2022. The SELIC rate remained at this high level until August 2023, when the decrease in inflationary pressures and a more favorable economic outlook allowed the Brazilian Central Bank to begin loosening monetary policy. The SELIC rate at the end of 2023 stood at 11.75%. Rate cuts continued into 2024, with the SELIC rate reaching 10.50% in May 2024. However, renewed inflationary pressures in the second half of 2024—driven by adverse weather conditions, a significant devaluation of the real amid the global strength of the U.S. dollar following the U.S. presidential election, and Brazil’s persistent fiscal challenges—led the Brazilian Central Bank to reverse course, initiating a tightening cycle in September 2024. After sustained increases through 2024 and into 2025, the Brazilian Central Bank continued its tightening cycle, with the SELIC rate reaching 15.00% in mid-2025 and remaining at that near-two-decade high as of the date of this annual report, reflecting ongoing efforts to contain inflation amid persistent price pressures and a challenging macroeconomic backdrop.

Volatile conditions in financial markets could also have a material adverse effect on us, including on our ability to access capital and liquidity on acceptable financial terms, if at all. If capital markets financing becomes unavailable or excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and may be unable to maintain certain liability maturities. Any such adverse impact in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

In particular, we face, among others, the following risks related to economic downturns and volatile conditions:

•	a reduction in demand for our products and services;
•	increased inflationary pressure, continued high unemployment and continued reductions in growth prospects could make the economic environment more unpredictable and adversely affect our results of operations;
•	polarization of the political scenario in Brazil amid the process of submission of key legislation to the Brazilian Congress’ approval. In addition, the run-up to the 2026 general elections could result in negotiations to form new political alliances that may result in a more complex political scenario;
•	government action in regulation (including banking regulation with respect to the Agenda BC#, such as regulations on social and environmental risks and prudential corporate capital, or CSLL, IOF and other tax reform), technological disruptions (including as a result of PIX and Open Finance) and the entry of new players (including large technology companies, fintech and marketplaces) have made and may continue to make our industry more competitive and potentially less profitable;

•	an increase of, or changes in, the regulation of our industry and compliance with such regulation would likely continue to increase our costs and may affect the pricing for our products and services, increase our regulatory risks and limit our ability to pursue business opportunities; and
•	an inability of our borrowers to comply with their existing obligations on a timely basis, whether in part or at all. Macroeconomic shocks may adversely affect the income of our retail and corporate customers and may adversely affect the recoverability of our loans, resulting in increased loan losses.

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

The recoverability of our loan portfolios, our capacity to increase lending, and our overall results of operations and financial condition depend significantly on the level of economic activity in Brazil. The quality of our loan portfolio may deteriorate as a result of these risks and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us. See “—The credit quality of our loan portfolio may deteriorate and our loan loss reserves could be insufficient to cover our loan losses, which could have a material adverse effect on us.”

In addition, we are exposed to sovereign debt in Brazil. Our net exposure to Brazilian sovereign debt as of December 31, 2025 was R$182.2 billion (or 14.3% of our total assets as of that date) and consisted principally of National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F). Recessionary conditions in Brazil would likely have a significant adverse impact on our loan portfolio and sovereign debt holdings and, as a result, on our financial condition, cash flows and results of operations.

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

Our revenues are also subject to deterioration due to unfavorable political and diplomatic developments, social instability, trade and travel restrictions, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, sanctions and trade restrictions, interest rate caps and fiscal and monetary policies.

The economy of Brazil faces long-standing structural challenges, including weaknesses in infrastructure, competitiveness and education, high levels of social inequality, rising inflation and increasing public debt levels and have experienced significant volatility in recent decades. This volatility resulted in fluctuations in deposits and in lending. In addition, Brazil is affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Furthermore, fiscal and monetary policy measures enacted by the Brazilian government in response to the COVID-19 pandemic significantly increased governmental debt through 2021 and 2022. In 2023, 2024 and 2025, despite economic growth and positive developments from a revenue standpoint, the level of governmental debt (as a percentage of the GDP) has continued to increase.

Among the risks that could negatively affect the Brazilian economy and financial markets and lead to a slowdown of the global economy, recession, inflationary pressures and/or stagflation are: (i) the depreciation of the U.S. dollar against other currencies that could lead to a widespread loss of confidence in the U.S. dollar; (ii) the continuance or escalation of the war in Ukraine and uncertainties following the ceasefire agreement in the Middle East; (iii) heightened geopolitical instability arising from recent developments in Venezuela, which may increase volatility in financial markets and global energy prices; (iv) other increases in the prices of energy and other commodities; (v) the breakdown of global supply chains; and (vi) the return to tighter monetary and fiscal policies, including higher interest costs. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, could impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services.

The strong competitive environment in the Brazilian financial services market may adversely affect us, including our business prospects.

The Brazilian financial markets, including the banking, insurance and asset management sectors, are highly competitive, with this competition increasing in recent years. We face significant competition in all of our main areas of operation from other Brazilian and international banks, as well as state-owned institutions, including through portability of loans. In particular, we face the challenge of competing in an ecosystem where the relationship with the consumer is based on access to digital data and interactions. This access is increasingly dominated by digital platforms, which are already eroding our results in very relevant markets such as payments. This privileged access to data can be used as leverage to compete with us in other adjacent markets and may reduce our operations and margins in core businesses such as lending or wealth management. This could be accelerated by the advent of open banking and open finance, which could result in our competitors gaining access to valuable data regarding our customers which may help them compete with us. In addition, the alliances that our competitors are starting to build with large technology firms can make it more difficult for us to successfully compete with them and could adversely affect us.

Moreover, nontraditional providers of banking services, such as e-commerce providers, mobile telephone companies and internet search engines, as well as payment services for blockchain technologies, may offer and/or increase their offerings of financial products and services directly to customers. These nontraditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition, and significant financial and marketing capabilities as well as other resources. They may adopt more aggressive prices and rates and devote more resources to technology, infrastructure and marketing. These new competitors, in addition to neobanks, have entered and may continue to enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected.

In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets, which would in turn have an adverse effect on our competitive position and business. Furthermore, the widespread adoption of new technologies, including distributed ledger technology, AI, quantum computing and/or biometrics, to provide services such as digital currencies, cryptocurrencies and payments, could require substantial expenditures to modify or adapt our existing products and services as we continue to grow our internet and mobile banking capabilities. Our customers may choose to conduct business or offer products in areas that may be considered speculative or risky. Further growth of such new technologies and mobile banking platforms could negatively impact the value of our investments in bank premises, equipment and personnel for our branch network. The persistence or acceleration of this shift in demand toward internet and mobile banking may necessitate changes to our retail distribution strategy. Our failure to implement changes to our distribution strategy swiftly and effectively could have an adverse effect on our competitive position.

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

The success of our operations, our profitability and our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our customers and our ability to offer products and services that meet the customers’ needs during their entire life cycle. However, we may not be able to manage emerging risks as we develop new products and services, which could have a material adverse effect on us. Moreover, our customers’ needs and/or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our customers’ changing needs and/or desires. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence customer behavior. If we cannot respond in a timely fashion to the changing needs and/or desires of our customers, including as a result of an aging population, we may lose existing or prospective customers, which could in turn materially and adversely affect us. In addition, the cost of developing and maintaining innovative products is likely to affect our results of operations.

We face the challenge of simplifying the range of our products and services and, at the same time, being able to satisfy the needs of our clients by offering new products and services. The development of these new products and services exposes us to new and potentially increasingly complex risks, such as conduct risk in our relationships with customers, and increased development expenses. Our employees and risk management systems, as well as our experience and that of our partners, may not be adequate to enable us to properly manage such risks. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Should our customer service levels ever be perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential new business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits. Additionally, reputational or operational incidents associated with new products could affect customer trust and brand perception, amplifying competitive pressures. Any of the conditions described above could have a material adverse effect on our operating results, financial condition and prospects.

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

We may also be subject to potential impacts relating to regulatory changes affecting our controlling shareholder, Santander Spain, due to continued significant financial regulatory reform in jurisdictions outside Brazil that directly or indirectly affect Santander Spain’s businesses, including Spain, the European Union, the United States and other jurisdictions. In Spain and in other countries in which Santander Spain’s subsidiaries operate (including Brazil), there is continuing political, competitive and regulatory scrutiny of the banking industry. Political involvement in the regulatory process, in the behavior and governance of the banking sector and in the major financial institutions in which the local governments have a direct financial interest, and in their products and services and the prices and other terms applied to them, is likely to continue. Changes to current legislation and its implementation through regulation (including additional capital, leverage, funding, liquidity and tax requirements), policies (including fiscal and monetary policies established by central banks and financial regulators, and changes to global trade policies), and other legal and regulatory actions may impose additional regulatory burdens on Santander Group, including Santander Brasil, in these jurisdictions. In the European Union, these reforms could include changes relating to capital requirements, liquidity and funding, or other measures, implemented as a result of the unification of the European banking system under a European Banking Union. In the United States, financial regulatory statutes and rules are continually under review by the U.S. Congress and U.S. financial regulatory agencies. Changes in key personnel at the U.S. financial regulatory agencies may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously. For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—U.S. Financial Regulatory Reform.” We cannot predict the outcome of any financial regulatory reforms in the European Banking Union, the United States or other jurisdictions, and we cannot yet determine their effects on Santander Spain and, consequently, their effects on us, but regulatory changes may result in additional costs for us.

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

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations do not bear interest and must be used to finance government programs, including a federal housing program and rural sector subsidies.

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

We receive, maintain, transmit, store and otherwise process proprietary, confidential, sensitive and personal data, including public and non-public personal data of our customers, employees, counterparties and other third parties, including, but not limited to, personally identifiable information, including personal financial information. The collection, sharing, use, retention, disclosure, protection, transfer and other processing of this data is governed by stringent federal, state, local and foreign laws, rules, regulations and standards, and the legal and regulatory framework for privacy, data protection and cybersecurity is in considerable flux and evolving rapidly. As privacy, data protection and cybersecurity risks for banking organizations and the broader financial system have significantly increased in recent years, privacy, data protection and cybersecurity issues have become the subject of increasing legislative and regulatory focus. There has also been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity and data privacy, which increases the risk of investigations into cybersecurity practices and related disclosures, of companies within its jurisdiction which, at a minimum, can result in distraction of management and diversion of resources for targeted businesses.

We are subject to regulations enacted by Brazilian authorities, which include the LGPD and data protection regulations issued by the Brazilian Data Protection Agency, or the “ANPD.” The LGPD came into effect in September 2020, with the exception of its articles 52, 53 and 54, which came into effect on August 1, 2021. The LGPD sets out several penalties, which include warnings, blocking and erasure of data, public disclosure of the offense, and fines of up to 2% of the economic group’s turnover in Brazil in the preceding year, capped at R$50 million per offense. In addition, we are subject to Regulation (EU) 2016/279 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”). Additionally, following the United Kingdom’s withdrawal from the EU, we also are subject to the UK General Data Protection Regulation (“UK GDPR”) (i.e., a version of the GDPR as implemented into United Kingdom law). The GDPR and UK GDPR have also imposed significant penalties and fines for noncompliance of up to the higher of 4% of annual worldwide turnover or €20 million (or £17.5 million under the UK GDPR), and, for other specified infringements, penalties and fines of up to the higher of 2% of annual worldwide turnover or €10 million (or £8.7 million under the UK GDPR). European data protection authorities have already imposed fines for GDPR violations up to, in some cases, hundreds of millions of euros.

Compliance with the LGPD, the GDPR, the UK GDPR and other data protection regimes, as well as adaptation to their respective updates, has required and may in the future require substantial adjustments to our procedures and policies. These changes could adversely impact our business by increasing our operational and compliance costs. Further, there is a risk that the measures may not be implemented correctly or that there may be partial noncompliance with the new procedures. If there are breaches of our privacy, data protection and cybersecurity obligations, as the case may be, we could face significant civil administrative and monetary sanctions, as well as reputational damage, which could have a material adverse effect on our operating results, financial condition and prospects. Furthermore, following any such breach, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

For more information, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Data Protection Requirements.”

The implementation of the “ECA Digital” framework in Brazil may impose new obligations and restrictions that could increase our compliance costs, disrupt our operations and expose us to enforcement or litigation risks.

Brazil has advanced initiatives to strengthen protections for children and adolescents online through Law No. 15,211 enacted on September 17, 2025, known as “ECA Digital,” which will come into force in March 2026. As details are defined and implemented, ECA Digital may establish new duties for companies that offer products or services potentially accessed by children and adolescents, including governance, age-assurance, parental supervision, transparency, reporting and accountability measures.

Depending on the final contours of ECA Digital and its implementing regulations, we may be required to adapt product features, user interfaces, content and advertising practices, age-assurance and parental authorization workflows, complaint-handling and incident-reporting procedures, and governance for users identified as, or reasonably likely to be, children or adolescents. The framework may require us to deploy or integrate age-assurance technologies, enhance content moderation and curation controls for minors, implement parental management tools, limit profiling or targeted advertising to minors, and increase disclosures and auditability regarding our handling of minors’ data and online interactions. It may also require technical and organizational controls demonstrably tailored to risks to children and adolescents.

Compliance with ECA Digital may necessitate material investment in technology, processes, and personnel; the redesign or removal of features, changes to our relationships with third-party providers; new contractual controls; and periodic audits. Some obligations could be ambiguous or evolve over time, creating uncertainty in implementation, and divergent guidance among authorities could require jurisdiction-specific adaptations across Brazil.

Actual or alleged noncompliance could lead to investigations, administrative proceedings, orders to modify or suspend features, fines or penalties, or mandatory corrective measures. We may also face civil claims, including consumer or collective actions, alleging violations of duties to protect children and adolescents online, as well as reputational harm arising from public scrutiny of our practices. Even good-faith efforts to comply may be challenged as insufficient or inconsistent with evolving expectations, and requirements may apply retroactively or be interpreted broadly.

If ECA Digital is interpreted or applied in a manner inconsistent with our current practices, or if we are unable to timely implement measures deemed adequate to protect children and adolescents online, we could incur increased compliance costs, operational disruptions, product or feature limitations, loss of users or partners, regulatory scrutiny, fines or penalties, litigation, and reputational damage, any of which could adversely affect our business, financial condition and results of operations.

Uncertainties arising from the liquidation of Banco Master and increased demands on the Brazilian deposit-insurance system (Fundo Garantidor de Créditos - FGC) could adversely affect financial institutions

In November 2025, the Brazilian Central Bank ordered the extrajudicial liquidation of Banco Master, following an administrative proceeding related to serious violations of financial regulations, liquidity issues and an ongoing criminal investigation involving alleged fraud schemes related to credit instruments. As a result, thousands of creditors became eligible for reimbursement through the Brazilian deposit-insurance system (Fundo Garantidor de Créditos) (“FGC”), representing one of the largest claims ever made on the FGC. Additional strain on the FGC may arise from related institutions, including Will Financeira (Will Bank), which was liquidated in January 2026 and may also require further FGC payouts.

The scale of these payouts has prompted market discussions, including us, regarding potential changes to FGC coverage rules and contribution requirements applicable to financial institutions. These discussions include proposals to reduce coverage limits or impose higher contribution rates on institutions with riskier asset profiles. Any such regulatory or policy changes could increase contribution and funding costs, reduce credit availability, or impose additional capital levels compliance burdens on financial institutions, which could materially and adversely affect our business, financial condition, and results of operations.

These developments may also increase perceptions of systemic risk and lead to higher costs or reduced liquidity in bank funding markets. If similar situations were to arise involving other financial institutions, or if the FGC’s capacity to meet future obligations were impaired, the broader financial system could experience increased volatility. Such conditions could adversely affect the Brazilian economy, the stability of financial markets, and the operating and funding costs of financial institutions, including ours.

We utilize artificial intelligence, which could expose us to liability or adversely affect our business.

We utilize, and continue to explore additional uses of, artificial intelligence, or AI, in connection with our business, products and services, including AI designed to enhance transaction monitoring and sanctions screening, improve customer experience and reduce operational risk. However, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various governmental and regulatory agencies around the world, and various jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity and data protection laws and regulations to AI or are considering legal frameworks for AI. In particular, multiple jurisdictions have adopted or are considering AI-specific requirements, and U.S. federal and state agencies are assessing how existing laws apply to AI. Supervisory guidance in some jurisdictions also addresses AI-related privacy, data protection and cybersecurity and third-party risk management.

In Brazil, AI regulation was approved by the Brazilian Senate in 2024 by means of the Bill of Law No. 2,338/23, which seeks to establish general national standards for the development, implementation, and responsible use of AI systems in Brazil. This bill, which is currently under discussion in the Brazilian House of Representatives and, if approved, will be submitted for presidential approval or veto, would seek to introduce potential compliance requirements, liability standards, or usage restrictions that could directly affect our operations. If approved by the Brazilian House of Representatives, by the Federal Senate and thereafter enacted into law, Bill of Law No. 2,338/23 may impose additional compliance burdens, establish liability frameworks, or mandate specific transparency and accountability measures for our use of AI systems.

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

Moreover, there are significant risks involved in utilizing AI and no assurance can be provided that our use will enhance our products or services or produce the intended results. For example, AI models may be flawed, trained on insufficient or poor-quality data, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable. AI solutions (including those supplied by third parties) may produce false, inaccurate, misleading, biased or otherwise deficient inferences or outputs, rely on data, technology or intellectual property to which we or any of our contractors, vendors or service providers lack rights, or be subject to new documentation, transparency, governance and validation expectations. Strengthening controls to address these risks—such as human oversight, testing, independent model validation and preparing public and internal documentation—may increase costs and affect time-to-market, and any errors or inadequacies in AI systems used for control functions (such as transaction monitoring or sanctions screening) could lead to operational disruptions, compliance failures, regulatory scrutiny, reputational harm, fines or penalties. AI may subject us to new or heightened legal, regulatory, ethical, operational, reputational or other challenges; AI may involve inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, any of which could impair the acceptance of AI solutions, including those incorporated into our products and services. We also depend on third-party models, datasets and infrastructure; outages, changes in functionality or terms, or concentration in a limited number of providers could disrupt our operations or increase costs.

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

Additionally, the use of AI solutions by companies has resulted in and may continue to result in cyberattacks, data breaches, data losses and other security incidents that implicate the proprietary, confidential, sensitive and personal data of AI users. For example, if any of our employees, contractors, vendors, service providers or other third parties with which we do business use any third-party AI-powered solutions in connection with our business, it may lead to the inadvertent disclosure or incorporation of our proprietary, confidential, sensitive or personal data into third-party systems or publicly available or third-party training sets (including so-called “data leakage”) which may impact our ability to realize the benefit of our intellectual property or proprietary, confidential, sensitive or personal data, harming our competitive position and business. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party (including third-party claims of intellectual property infringement, misappropriation or other violation, has security vulnerabilities or other misuse of data, content or technology, regulatory enforcement actions and contractual remedies). Further, the use of AI solutions within products or services that we use or that are used by our contractors, vendors, service providers or other third parties with which we do business may pose similar risks, and we have limited ability to control the manner in which third-party products are developed or maintained or the manner in which third-party services are provided.

We are exposed to risk of loss from legal and regulatory proceedings.

We face risk of loss from legal and regulatory proceedings, including tax proceedings that could subject us to monetary judgments, fines and penalties. The current regulatory and tax enforcement environment in Brazil reflects an increased supervisory focus on enforcement. Combined with uncertainty about the evolution of the regulatory regime, this may lead to material operational and compliance costs.

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

As of December 31, 2025, we had provisions for judicial and administrative proceedings, commitments and other provisions of R$10,447 million (compared to R$9,612 million as of December 31, 2024). For more information, see note 22 to our audited consolidated financial statements included in this annual report and in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

We may face operational difficulties under the Brazilian instant payment scheme.

As a direct participant of the PIX, we may face operational issues, as well as difficulties in adapting to the requirements established by the PIX payment scheme regulations and by the other applicable rules, mainly related to the minimum level of service to be provided on a recurring basis to customers, as well as recent new security and fraud prevention requirements set forth by the Brazilian Central Bank. The Brazilian Central Bank has also set a limited amount of R$1,000 for PIX transactions carried out between 8:00 p.m. (or, at the user’s discretion, between 10:00 p.m.) and 6:00 a.m. As a result, we may be the target of administrative sanctions and/or judicial claims, either by the Brazilian Central Bank itself or as a result of complaints brought by our customers if we fail to adequately comply with this rule. Furthermore, as a consequence of potential administrative sanctions or judicial claims, we may face difficulties in retaining customers in relation to Santander SX, our solution for our customers to access PIX, which may have a material adverse effect on our financial results, as well as our reputation.

In addition, the Brazilian Central Bank has already issued in 2025 (as a result of high-profile frauds involving the PIX scheme and its participants and infrastructure providers) and may issue in the future new and stricter rules applicable to PIX participants, including new operational capacity requirements. The imposition by the Brazilian Central Bank of new requirements may adversely affect our operations. For more information related to the PIX and the SPI, see “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Brazilian Payment and Settlement System.”

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

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, as well as from deficiencies or delays in the preparation or submission of our financial or regulatory reports, which could result in regulatory sanctions, civil claims, increased regulatory scrutiny or reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee error or misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in our control systems, misstatements due to error or fraud may occur and not be detected.

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

Changes in tax policy, including the creation of new taxes, may occur with relative frequency and such changes could have an adverse effect on our financial position or operating results. For example, the IOF rates have been frequently adjusted (both upwards and downwards) in recent years. Currently, since July 2025 the daily IOF tax rates applicable to local loans are approximately 0.0082% for individuals and for legal entities. We cannot estimate the impact that a change in tax laws or tax policy could have on our operations. For example, the IOF tax is a tool used by the Brazilian government to regulate economic activity, which does not directly impact our results of operations, though changes in the IOF tax can impact our business volumes generally.

In this context, on December 21, 2023, Constitutional Amendment No. 132/2023 (resulting from the approval of Proposed Constitutional Amendment (Proposta de Emenda Constitucional) No. 45/2019 by the Brazilian Congress) was published. This Constitutional Amendment initiated a tax reform in Brazil, reorganizing the framework for consumption taxes. Its main feature is the replacement of five taxes (PIS, COFINS, ICMS, ISS and IPI) with a unified value-added tax, divided into: (i) the Contribution on Goods and Services (Contribuição sobre Bens e Serviços – “CBS”), to fund the federal government; and (ii) the Tax on Goods and Services (Imposto sobre Bens e Serviços – “IBS”), to fund states and municipalities. On January 16, 2025, Complementary Law 214/2025 was published with the specific purpose of regulating the levy of the IBS and the CBS from 2026 onwards. However, the law did not include the applicable tax rates, which will be regulated through future laws to be published in due course.

With the enactment of Law No. 15,270, of November 26, 2025 (“Law 15,270/25”), as from January 2026, the payment, crediting, allocation or delivery of profits or dividends by the same legal entity to the same individual resident in Brazil, in a monthly amount exceeding R$50,000, becomes subject to withholding income tax (“WHT”) at a 10% rate on the total amount paid, credited, allocated or delivered, without any deduction. Profits and dividends related to results accrued up to the year 2025 remain exempt from WHT, provided that (i) their distribution has been approved by December 31, 2025 and (ii) the payment, crediting, allocation or delivery occurs by 2028 and complies with the terms set forth in the relevant approval act adopted by December 31, 2025. Article 10 of Law No. 9,249/95 provides that profits or dividends paid, credited, delivered, allocated or remitted abroad are subject to WHT at a 10% rate.

Similarly to what is provided for individuals, the following situations are also exempt from WHT on the payment of dividends to nonresidents:

•	dividends related to results accrued up to the 2025 calendar year, provided that their distribution has been approved by December 31, 2025;
•	dividends paid to foreign governments that grant reciprocity in relation to the Brazilian government, as well as dividends paid to sovereign wealth funds; and
•	dividends paid to foreign entities whose main activity is the administration of pension and retirement benefit plans, pursuant to applicable regulations.

A tax credit shall be granted when the sum of the effective IRPJ and CSL rates of the distributing company, when added to the 10% WHT rate, results in taxation exceeding the applicable nominal rate. This credit shall be calculated on the amount of profits and dividends effectively subject to the 10% WHT. The nonresident recipient should be allowed to claim the credit within 360 days after the end of each fiscal year. Dividends paid by a Brazilian legal entity to another Brazilian legal entity are not subject to the tax on dividends.

Another recent relevant change in Brazilian tax legislation is Supplementary Law No. 224/2025 (“LC 224/25”), published on December 26, 2025, which established a new regime for the linear reduction of federal tax incentives and benefits, with the stated purpose of containing tax expenditures and restoring revenue levels. The rule was regulated by Decree No. 12,808/2025 and by Brazilian Federal Revenue Ruling No. 2,305/2025, which set out the technical application criteria, the calculation methodology and the timeline for its effectiveness.

The scope of LC 224/25 is defined both by objective criteria (taxes and benefits covered) and by express exceptions and limits arising from the constitutional and infra-constitutional system itself. The 10% linear reduction applies exclusively to the taxes expressly listed in paragraph 1 of Article 4 of LC 224/25, namely: PIS, COFINS, PIS-Import, COFINS-Import, IRPJ, CSL, Import Tax, IPI and Social Security Contribution. Taxes not listed—such as WHT, IRPF, IOF and CIDE—remain outside the scope of the rule. In addition, only those tax incentives and benefits are covered that are (i) identified in the tax expenditure statement attached to the 2026 Annual Budget Law (“2026 LOA”) and/or (ii) expressly listed in LC 224/25 itself, which prevents the automatic application of the reduction to benefits that are not characterized as tax expenditures by the budget legislation or otherwise expressly mentioned in LC 224/25.

LC 224/25 also amended paragraph 2 of Article 9 of Law No. 9,249/1995, increasing the WHT rate levied on Interest on Net equity payments from 15% to 17.5%.

LC 224/25 adopted a hybrid reduction model, combining a general rule applicable to all tax expenditures listed in the 2026 LOA relating to the covered taxes, with a specific rule addressing certain regimes and benefits expressly identified in the statute, such as the presumed-profit regime, presumed IPI credits, presumed PIS/COFINS credits in specific agribusiness chains and zero-rate scenarios provided for in Law No. 10,925/2004. In all cases, the core rationale is the 10% reduction of the benefit, always measured against the so-called “standard system” of taxation.

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

Our fixed-rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Prepayments would also require us to amortize net premiums or commissions into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk may lead to an adverse impact on mortgages and other loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields.

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

As of December 31, 2025, our credit risk exposure (which includes gross loans and advances to customers, guarantees and private securities (securities issued by nongovernmental entities) amounted to R$778,881 million (compared to R$750,357 million as of December 31, 2024). For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Economic uncertainty may lead to a contraction in our loan portfolio.

Brazil has historically experienced slower GDP growth rate compared to other emerging markets. The relatively high average GDP growth rate of 3.6% per annum between 2021 and 2023 was driven partly by fiscal stimulus and expansion in the agribusiness sector. However, growth has since slowed, and the GDP growth rate for the period between 2022 and 2024 is estimated at 3.2% per annum. Publicly available forecasts for 2025 generally point to a further moderation in GDP growth, reflecting the effects of tighter monetary conditions, ongoing fiscal uncertainties and a less supportive global environment. This deceleration, coupled with a slowdown in customer demand, increased market competition, regulatory changes, and recent hikes in the SELIC rate, has negatively impacted the growth of our loan portfolio in recent years. Persisting economic uncertainty could further harm the liquidity, businesses, and financial conditions of our customers, leading to reduced consumer spending, higher unemployment, and increased household indebtedness. These factors could, in turn, diminish demand for borrowing, materially and adversely affecting our business.

Liquidity and funding risks are inherent in our business, and since our main sources of funds are short-term deposits, a sudden shortage of funds could cause an increase in costs of funding and an adverse effect on our revenues and our liquidity levels.

Liquidity risk is the risk that we either do not have sufficient financial resources available to meet our obligations as they fall due, or that we can only secure such financial resources at excessive cost. This risk is inherent in any retail and wholesale banking business and can be heightened by a number of enterprise-specific factors, including overreliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation, including as a result of the continuation or escalation of the war in Ukraine and uncertainties following the ceasefire agreement in the Middle East, high energy prices, inflation or other disruptive events. Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding of our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

Our cost of obtaining funds is directly influenced by prevailing interest rates and our credit spreads, and increases in these factors raise our funding costs. While certain global central banks began to lower interest rates in 2024, they remain elevated by historical standards. In Brazil, however, interest rates have risen significantly over the past year as the Brazilian Central Bank responded to persistent inflationary pressures. We cannot assure you that interest rates in Brazil will not remain elevated. A return to periods of relatively high inflation is likely to result in higher operating costs, a decrease in the purchasing power of families with the consequent increase in delinquencies in our credit portfolios, and lower economic growth derived from the tightening of monetary and fiscal policies aimed at containing inflation, among other risks, any of which could have a material adverse effect on our operations, financial condition and prospects. In addition, credit spread variations are market-driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

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

We rely primarily on deposits as our main source of funding. As of December 31, 2025, 81% of our customer deposits had remaining maturities of one year or less, or were payable on demand, while 40% of our assets had maturities of one year or more, resulting in a mismatch between the maturities of liabilities and the maturities of assets. The ongoing availability of this type of funding is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy and in the financial services industry, the availability and extent of deposit guarantees, as well as competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. If these circumstances arise, this could have a material adverse effect on our operating results, financial condition and prospects.

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

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected. Finally, the implementation of internationally accepted liquidity ratios might require changes in business practices that affect our profitability. The liquidity coverage ratio, or “LCR,” is a liquidity standard that measures if banks have sufficient high-quality liquid assets to cover expected net cash outflows over a 30-day liquidity stress period. For the observations in this disclosure (exercised with daily balances for October, November and December 2025), Santander Brasil had an LCR of 175.3%, above the 100% minimum requirement. The Net Stable Funding Ratio, or “NSFR,” provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile in relation to their activities. Our NSFR, which must remain at a minimum of 100% beginning from October 1, 2018 according to CMN rules, was 115.0% as of December 31, 2025.

We may be materially and adversely affected by protectionist trade policies and other measures adopted by the current U.S. administration, including the imposition of additional tariffs on Brazilian products and services.

The current President of the United States was elected for a second term on November 5, 2024, and took office in January 2025. We have no control over and cannot predict the effect of his administration or policies. Since returning to office, the President’s administration has reinforced protectionist economic policies, including the expansion of tariffs on a range of goods from key trading partners such as China, the European Union and Brazil, including a baseline 10% tariff on most imports and higher, reciprocal country- and sector-specific rates. In relation to Brazil, for example, the U.S. government imposed an additional 40% tariff on certain Brazilian imports, including industrial goods, commodities and agricultural products, which took effect, subject to certain exceptions, on August 6, 2025, citing concerns over alleged restrictions on freedom of speech and the political prosecution of the former President of Brazil. These additional 40% tariffs were subsequently lifted in November 2025 although the 10% baseline tariffs remain in place. In February 2026, however, the U.S. Supreme Court held that certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA) were beyond the President’s statutory authority, vacating significant components of the tariff regime and reinforcing that tariff-setting power resides with Congress. While the decision has limited the legal basis for the broad emergency tariffs originally imposed, legal and policy uncertainty remains as the U.S. administration has signaled intentions to pursue alternative statutory authorities to re-impose or adjust tariffs and may enact across-the-board levies under other provisions of U.S. trade law. The U.S. government has also publicly threatened further trade actions against Brazil and other “BRICS” countries based on their association with Russia and their efforts to reduce dependence on the U.S. dollar in international trade. Such measures may have a material adverse effect on both Brazil’s economy and the global economy. In addition, any additional tariffs or the development of a fully-fledged trade war could exacerbate economic tensions globally, disrupt global trade flows, add to economic uncertainty and have a material adverse effect on both Brazil’s economy and the global economy.

Increased tariffs and the potential for further trade restrictions may lead to a slowdown in global trade and economic activity, with disproportionate effects on emerging markets like Brazil. Such developments could result in greater currency volatility, reduced foreign investment flows, higher inflation, and increased interest rates in affected jurisdictions, including Brazil, all of which can negatively impact credit availability, borrowing costs, and the demand for financial products and services. Given our operations in Brazil’s financial sector, these adverse macroeconomic impacts could result in lower demand for our financial products and increased funding costs. Additionally, any deterioration in U.S.-Brazil trade relations or regulatory shifts impacting cross-border capital flows could restrict our access to international funding sources or affect the value of assets and liabilities denominated in foreign currencies. As a result, ongoing or future policies implemented by the current U.S. administration may have a material adverse effect on our business, financial condition and results of operations.

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

On December 19, 2023, S&P upgraded Brazil's sovereign rating from BB- to BB with a stable outlook. On June 25, 2025, Fitch affirmed Brazil’s sovereign rating at BB with a stable outlook. On November 26, 2025, Moody’s affirmed Brazil’s sovereign rating at Ba1 with a stable outlook after an upgrade from Ba2 on October 1, 2024. Nonetheless, any future downgrade of Brazil’s credit rating could negatively impact the trading price of our units and ADRs. Similarly, downgrades of major Brazilian companies could worsen the economic conditions in Brazil, particularly for companies reliant on foreign investment, potentially having a material adverse effect on our business, financial condition, results of operations, and the price of our securities.

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

Santander Spain’s long-term debt in foreign currency is currently rated investment grade by the major rating agencies: A1 stable outlook by Moody’s, A+ with a stable outlook by S&P and A with a stable outlook by Fitch. Santander Brasil’s long-term debt in foreign currency is currently rated BB with a stable outlook by S&P and Baa3 with a stable outlook by Moody’s and was affected as a result of the lowering of Brazil’s sovereign credit rating. Any further downgrade in our long-term debt in foreign currency, including as a result of adverse economic conditions in Brazil or globally (such as those caused by the ongoing war between Russia and Ukraine and the war in the Middle East), would likely increase our funding costs and adversely affect our interest margins and results of operations.

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

Since 2021, the Brazilian Central Bank has expanded and enhanced the regulatory framework governing the management and disclosure of social, environmental and climate risks. The rules introduced by CMN Resolution No. 4,943/2021 and related regulations require financial institutions to adopt a Social, Environmental and Climate Responsibility Policy, integrate climate-related risks into their risk management processes, strengthen ESG governance and comply with enhanced disclosure and prudential reporting obligations. These requirements apply to risks arising from our activities as well as those of our counterparties, affiliates, suppliers and service providers.

At the international level, the European Banking Authority issued ESG risk management guidelines in 2023, which reinforce global supervisory expectations.

Any failure to comply with these obligations or to adequately identify, assess or manage social, environmental or climate-related risks could result in supervisory actions or sanctions and could materially and adversely affect our business, financial condition and results of operations.

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

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including as a result of macroeconomic factors, especially those affecting Brazil. Such as natural disasters (including as a result of climate change). We may also lack sufficiently recent information on collateral values, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses, which could materially and adversely affect our results of operations and financial condition.

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

Financial instruments, including derivative instruments and securities, represented 89.2% of our total assets as of December 31, 2025. As of December 31, 2025, the notional value of derivatives in our books amounted to R$2,863 billion (with a market value of R$65,808 million of assets and R$60,012 million of liabilities).

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

The execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. Any deficiencies in these controls or systems could heighten the risks associated with derivative transactions and have a material adverse effect on us. The use of derivative instruments may also give rise to other risks, including valuation risk, model risk and market liquidity risk, particularly during periods of volatility or market stress. In such circumstances, the fair value of derivative positions may fluctuate significantly, affecting our results and regulatory capital.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management systems, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

Risk management is a central part of our activities. We seek to manage and control our risk exposure through a forward-looking management model, based on our governance and advanced risk management tools, supported by our risk culture. While our management model uses a broad and diversified set of risk monitoring, control and mitigation techniques, such management model may not be fully effective at mitigating all types of risks in all economic or market environments, including risks that we may fail to identify or anticipate.

We use certain qualitative tools and metrics for managing market risk, including our use of value at risk, or “VaR,” and statistical modeling tools, which are based on observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. As a result, our losses could be significantly higher than historical measures indicate. In addition, our statistical models may not take all risks into account or measure emerging risks correctly.

Our approach to managing risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences (i) if our decisions are based on models that are poorly developed, implemented or used, (ii) if the modelled outcome is misunderstood or used for purposes for which it was not designed, or (iii) if the data and inputs used in the models are incorrect or insufficient. If existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Any of these factors could have a material adverse effect on our reputation business, financial condition and results of operations.

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

As a retail bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is the use of an internal credit rating to assess the particular risk profile of individual customers and SMEs. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or information technology systems errors. In exercising their judgement regarding our customers’ current or future credit risk behavior, our management models may not always be able to assign an accurate credit rating, which may result in a higher exposure to credit risks than indicated by our risk rating system.

Some of the models and other analytical and judgement-based estimations we use in managing risks are subject to review by, and require the approval of, our regulators. If models do not comply with all their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or may restrict or preclude their use. Any of these possible situations could have a material impact on our business, financial condition and results of operations.

We set concentration limits according to risk appetite, we develop risk policies and reviews to manage credit risk concentration, and we are subject to regulatory limits on large exposures. However, if we fail to anticipate deteriorating sectors or regions, do not comply with internal or regulatory concentration limits, or if one or more of our largest borrowers fail to service their loans, our operating results, financial condition and prospects could be adversely affected.

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

Our greater reliance on digital systems also makes cybersecurity one of the main nonfinancial risks of the business. Our goal is to make Santander Brasil a cyber-resilient organization that can quickly prevent, detect and respond to cyberattacks by constantly improving our defenses. This aligns with the objectives of the European Union’s Digital Operational Resilience Act, which aims to strengthen the IT security of financial entities and ensure resilience in the event of severe operational disruptions, and with the Brazilian Bill of Law No. 4,752/2025, which creates the National Digital Security and Resilience Program to implement the Cybersecurity Legal Framework in Brazil.

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

We are also subject to increasing scrutiny and regulation governing cybersecurity risks. Such regulation is fragmented and constantly evolving, and includes CMN Resolution No. 4,893/2021 and proposed new regulation. See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Regulations on Cybersecurity” and “Item 16K. Cybersecurity.” We could be adversely affected if new legislation or regulations are adopted or if existing legislation or regulations are modified such that we are required to alter our systems or require changes to our business practices or policies. A failure to implement all or some of these new global and local regulations, which in some cases have severe sanctions regimes, could also have a material adverse effect on us. If we fail to effectively manage our cybersecurity risk, for example, by failing to update our systems and processes in response to emerging technologies and to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation or other damages, litigation expenses, regulatory penalties and fines and/or the loss of assets. Furthermore, upon a failure to comply with applicable law and regulations, we may be ordered to change our business practices, policies or systems in a manner that adversely impacts our operating results.

In addition, we may also be subject to cyberattacks against critical infrastructure in Brazil. Our information technology systems are dependent on such critical infrastructure, and any cyberattack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyberattack. See “Item 4. Information on the Company—B. Business Overview” and “Item 16K. Cybersecurity.”

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

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional customers, as well as counterparties in various other industries. Defaults by, and even rumors or questions about the solvency of, certain of our counterparties, including financial institutions and the financial services industry generally, have led to market-wide liquidity problems and losses or defaults by other counterparties. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our major counterparties.

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

If these risks give rise to losses, this could materially and adversely affect us. Our loan portfolio does not have any specific concentration exceeding 10% of our total loans. As of December 31, 2025, 1.0% of our loan portfolio is allocated to our largest debtor and 3.3% to our next 10 largest debtors. However, we cannot assure this will continue to be the case or that we will not incur significant losses from counterparty defaults despite the concentration levels described above. If these counterparty risks give or continue to give rise to losses, our business, financial condition and results of operations could materially and adversely be affected.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market variables, which may materially and adversely affect us and our profitability.

Our financial results are constantly exposed to market risk, including trading risks and structural risks.

Market risk affects (i) our interest income/(charges), (ii) the market value of our assets and liabilities, in particular of our securities holdings, loans and deposits and derivatives transactions, and (iii) other areas of our business such as the volume of loans originated or credit spreads. Market risk could also include unforeseen risks arising during periods of market disruption or when market prices do not reflect fundamental values. Economic activities exposed to market risk include (a) transactions where risk is assumed as a consequence of potential changes in interest rates, inflation rates, exchange rates, stock prices, credit spreads, commodity prices, volatility and other market factors, (b) the liquidity risk from our products and markets; and (c) balance sheet-related liquidity risk.

Interest rate risk arises from movements in interest rates that reduce the value of a financial instrument, a portfolio or Santander Brasil. It can affect loans, deposits, debt securities, most assets and liabilities held for trading, and derivatives. Interest rates are sensitive to many factors beyond our control, including monetary policies, regulatory actions affecting the financial sector and domestic and international economic and political conditions. Variations in interest rates could affect the interest earned on our assets and the interest paid on our borrowings, thereby affecting our interest income/(charges), which constitutes the majority of our revenue, and could reduce our growth rate or result in losses. In addition, costs we incur as we implement strategies to reduce interest rate exposure could increase in the future, which could in turn affect our results.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased or fluctuations in delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities. In particular, certain assets are constantly marked-to-market and are therefore affected by changes in prevailing interest rates. This process may result in significant reductions in book values and to impairment losses. Additionally, a flattening or inversion of the yield curve, combined with persistent inflationary pressures, could adversely affect our business and results of operations.

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

The performance of financial markets may cause changes in the value of our investment and trading portfolios. Prolonged volatility in global equity and fixed-income markets —driven by geopolitical uncertainty, monetary tightening cycles, and investor risk aversion—has had a significant impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could result in a permanent impairment requiring write-offs against our results.

Additionally, we are also exposed to more complex market risks such as correlation risk, market liquidity risk, prepayment or cancellation risk and subscription risk. In addition, we are also exposed to balance sheet liquidity risk, which is different from market liquidity risk and refers to the possibility of loss caused by forced disposal of assets or cash flow imbalance if the bank meets its payment obligations late or at excessive cost. Such situations may cause losses through forced asset sales or margin compression resulting from mismatches between expected inflows and outflows.

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

In the past, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads, including as a result of the war in Ukraine and uncertainties following the ceasefire agreement in the Middle East, high inflation (including high energy prices) and other disruptive events. We hold significant exposures to securities, loans and other investments recorded at fair value which exposes us to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments, including as a result of more stringent regulatory or reputation requirements. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgements and estimates in order to establish fair value. Reliable assumptions are difficult to make and are inherently uncertain while valuation models are inherently complex and imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

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

Potential market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial condition of our customers, which could in turn increase our non-performing loans ratio, impair our loans and other financial assets and result in decreased demand for borrowings and deposits in general. In addition, our customers may significantly decrease their risk tolerance for non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

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

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. We must continually make significant investments in, and improvements to, our information technology infrastructure and information management systems and networks in order to meet the needs of our customers and to comply with evolving regulatory requirements, and operational and resilience expectations. While we expect to continue investing, there is no assurance we will achieve or sustain the level of capital expenditures necessary to support the continuous improvement and upgrading of our information technology infrastructure and information management systems and networks. There is also no assurance that our investment strategy will be successful. To the extent we are dependent on any particular technology or technological solution, we may face adverse consequences if such technology or technological solution becomes noncompliant with existing industry standards or applicable laws, rules or regulations, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation, has security vulnerabilities or malfunctions or functions in a way we did not anticipate or are unable to rectify.

Additionally, new technologies and technological solutions, such as AI, distributed ledger technology, or DLT, and quantum computing, are continually being released. As such, it is difficult to predict the problems we may encounter in improving our technologies' functionality. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Large-scale programs to modernize technology, data and reporting — including compliance with evolving prudential reporting frameworks — are complex and time-consuming (often requiring many years to execute). Delays in execution, data-quality issues, or control weaknesses may lead to supervisory actions, fines, remediation costs or constraints on strategic initiatives. DLT, including blockchain and related infrastructures, is increasingly being explored and adopted across financial markets and payment systems. While these technologies may offer greater efficiency, transparency and traceability, they also introduce specific technological and operational risks and challenges that may affect the integrity and resilience of financial systems. DLT relies on cryptographic consensus mechanisms, distributed governance and, in some cases, open-source protocols, all of which may be vulnerable to design flaws, governance disputes and security vulnerabilities. Limitations in scalability, latency and interoperability across networks may also hinder performance and reliability. Moreover, divergent regulatory approaches across jurisdictions and potential fragmentation of market infrastructures and compliance tools could amplify operational and compliance risks. A growing reliance on DLT-based platforms could disrupt traditional payment, custody and settlement processes, creating dependencies on new technological frameworks and third-party providers. Financial institutions that fail to adapt to such developments may face increased competitive and operational risks. As legacy systems migrate toward hybrid or fully distributed environments, we may encounter transitional, technological and integration challenges affecting system resilience, data integrity and cybersecurity. These factors, individually or in combination, could adversely affect our ability to deliver critical services without disruption, to comply with evolving regulatory and supervisory expectations, and to maintain secure and continuous operations.

Quantum computing poses a significant emerging risk to existing encryption standards by potentially creating new security vulnerabilities, enabling data breaches, authentication bypasses and other new types of cyber threats. As regulatory and supervisory scrutiny of post-quantum readiness increases, financial institutions face growing compliance and implementation pressures. The transition to post-quantum cryptography is complex due to legacy systems, interdependent banking infrastructures and evolving international standards. Uneven or delayed adoption across the financial ecosystem could prolong reliance on quantum-vulnerable encryption, thereby increasing systemic exposure and delaying a coordinated and secure transition.

Any failure to effectively improve or upgrade our information technology infrastructure and information management systems and networks, or to timely adapt to emerging technologies, evolving cybersecurity threats or changing regulatory standards, could have a material adverse effect on us.

Failure to protect personal information could adversely affect us.

Like other financial institutions, in conducting our banking operations, we receive, manage, hold, transmit and otherwise process certain proprietary, confidential, sensitive and personal data, including personal data of customers and employees, as well as a large number of assets. The sharing, use, disclosure and protection of this information are governed by various Brazilian and foreign laws and regulations.

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

Moreover, during the heights of the COVID-19 pandemic, we permitted or required a majority of our employees to work remotely, which led to increased vulnerability of our systems and the risk of cyber-attacks. Though the majority of our employees are now working in person at our offices, work-from-home policies may lead to continued vulnerability to the extent certain of our employees elect to work away from our premises and access our networks remotely. This trend, combined with our customers’ increased reliance on digital banking products and other digital services, including mobile payment products, has increased the risk of cyberattacks, frauds, data breaches, data losses and other security incidents.

Furthermore, any failure or disruption of our operational processes or systems, or any cyberattack, frauds, data breach, data loss or other security incident affecting our systems or those of our third-party vendors, could adversely affect our business, financial condition or reputation, and could result in significant legal or regulatory exposure. We prioritize early identification, monitoring and mitigation of risks (including those resulting from our interactions with third parties) in our goal to provide a resilient and secure operational environment. In this regard, although (i) we have policies, procedures and controls in place designed to safeguard proprietary, confidential, sensitive and personal data, (ii) we take protective technical measures and monitor and develop our systems and networks to protect our technology infrastructure, data and information from misappropriation, frauds or corruption, and (iii) we work with our clients, vendors, service providers, counterparties and other third parties to develop secure data and information processing, collection, authentication, management, usage, storage and transmission capabilities and to ensure the eventual destruction of proprietary, confidential, sensitive and personal data, we, our third-party vendors or other third parties with which we do business have been and may continue to be subject to cyberattacks, data breaches, data losses and other security incidents. For example, on May 14, 2024, Santander Spain announced that they had become aware of an unauthorized access to a database that included certain customer and employee information hosted by a third-party provider.

The implementation of our cybersecurity policies, procedures, controls and technical measures is designed to reduce the risk of such cyberattacks, data breaches, data losses and other security incidents but does not guarantee full protection or a risk-free environment. This is especially applicable in the current global environment, with the war in Ukraine and uncertainties following the ceasefire agreement in the Middle East resulting in an increased risk of cyberattacks, data breaches, data losses and other security incidents, and other disruptions in response to, or retaliation for, the sanctions and costs imposed on Russia and certain other countries directly or indirectly involved in these wars. While we generally perform cybersecurity due diligence on our key vendors, because we do not control our vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws and regulations or contractual obligations, we may be held responsible for cyberattacks, data breaches, data losses and other incidents attributed to our vendors as they relate to the information we share with them.

We have seen in recent years the information technology systems and networks of companies and organizations being increasingly targeted, and the techniques used to obtain unauthorized, improper or illegal access to such information technology systems and networks have become increasingly complex and sophisticated, including through the use of AI. Furthermore, such techniques change frequently and are often not recognized or detected until after they have been launched and can originate from a wide variety of sources, including organized crime, hackers, activists, terrorists, nation-states, nation-state supported actors and others, any of which may see their effectiveness enhanced by the use of AI. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in order to modify, adapt or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyberattacks, data breaches, data losses or other security incidents to our customers, affected individuals or regulators, as applicable.

If we cannot maintain effective and secure proprietary, confidential, sensitive and personal data, or if we or our third-party vendors fall victim to successful cyberattacks, penetrations, compromises, breaches or circumventions of our information technology systems or networks or experience other data breaches, data losses or other security incidents in the future, we may incur substantial costs and suffer other negative consequences, such as disruption to our operations, misappropriation of proprietary, confidential, sensitive or personal data, remediation costs (including liabilities for stolen assets or information, repairs of system damage, among others), increased cybersecurity protection costs, lost revenues arising from the unauthorized use of proprietary, confidential, sensitive or personal data or the failure to retain or attract our customers following an operational or security incident, litigation and legal risks (including claims from customers, employees or other third parties, regulatory action, reporting obligations, investigation, fines and penalties), increased insurance premiums, reputational damage affecting our customers’ and our investors’ confidence, as well as damages to our competitiveness, stock price and long-term shareholder value. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. While we maintain insurance coverage, we cannot assure you that such coverage will be adequate or otherwise protect us from liabilities or damages with respect to claims alleging compromises of proprietary, confidential, sensitive or personal data or otherwise relating to privacy, data protection and cybersecurity matters. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage to any future claim. Moreover, even when a failure of or interruption in our or our third-party vendors’ systems or facilities is resolved in a timely manner or an attempted cyberattack, data breach, data loss or other security incident is successfully avoided or thwarted, substantial resources and management attention are expended in doing so, and to successfully avoid or resolve any such incidents, we may be required to take actions that could adversely affect customer satisfaction or retention, as well as harm our reputation.

Any of such cyberattacks, frauds, data breaches, data losses and other security incidents described above could have a material adverse effect on our business, financial condition and results of operations. For additional information, see also “—We are subject to increasing scrutiny and regulation from data protection laws, including penalties in the event of noncompliance with the terms and conditions of certain new European and Brazilian regulations” and “—Failure to adequately protect ourselves against risks relating to cybersecurity could materially and adversely affect us. We are also subject to increasing scrutiny and regulation governing cybersecurity risks.”

Damage to our reputation could cause harm to us.

Maintaining a robust risk management framework based on sound ethical principles and corporate values is critical to protect our reputation and our brand, attract and retain customers, investors and employees and conduct business transactions with counterparties. Damage to our reputation could materially and adversely affect how we are perceived by current and potential clients, investors, vendors, partners, regulators and other third parties, which in turn could have a material adverse effect on our operating results, financial condition, and prospects as well as damage our customers’ and investors’ confidence and the market price of our securities. Harm to our reputation could arise from numerous sources, including, among others, employee misconduct(such as fraud or unethical behavior), litigation or regulatory enforcement, failure to deliver minimum standards of service and quality, negative perceptions regarding our ability to maintain the security of our technology systems and protect customer data (including as a result of a cyberattack, data breach, data loss or other security incident), dealing with sectors that are not well perceived by the public (such as weapons industries or embargoed countries), dealing with customers in sanctions lists, rating downgrades, significant variations in our share price over time, compliance failures, unethical behavior, actual or alleged improper conduct in areas such as lending, sales, marketing, corporate governance or culture, and the activities of customers and counterparties, including activities that negatively affect the environment. Our reputation could also suffer if we are the subject of negative coverage in the media, whether it has merit or not.

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the resulting shift toward increasing regulatory supervision and enforcement have led to a decline in public perception of us and others in the financial services industry.

Additionally, we could suffer significant reputational harm from negative perceptions regarding our approach to environmental, social and corporate governance policies. There has been increased focus by customers, shareholders, investor advocacy groups, employees, regulators and other stakeholders on these topics, and our policies, practices and disclosures in these areas could come under scrutiny. Governments may implement new or additional regulations and standards or investors, customers and other stakeholders may impose new expectations or focus investments in ways that cause significant shifts in disclosure, consumption and behaviors that may have negative impacts on our reputation and business. If regulators or stakeholders consider our efforts ineffective, inadequate or unsatisfactory, whether real or perceived, it could harm our reputation, business and prospects and we could be subject to enforcement or other supervisory actions.

We could also suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly, including conflicts of interests involving our directors and executive officers. The failure, or perceived failure, to adequately address conflicts of interest could affect the willingness of clients to deal with us, or could result in litigation or enforcement actions against us, which could have an adverse effect on our operating results, financial condition and prospects.

We may be the subject of misinformation and misrepresentations deliberately propagated in media or social media to harm our reputation or for other deceitful purposes, including by short sellers seeking to profit by spreading false or misleading information about us. There can be no assurance that we will effectively neutralize and contain any false information that may be propagated regarding us, which could have an adverse effect on our operating results, financial condition and prospects.

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

From time to time, we evaluate acquisition, partnership, divestiture and other strategic opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition, partnership, divestiture or other strategic candidates. Additionally, we may be unable to complete ongoing or future acquisitions, partnerships, divestitures or other strategic transactions in a timely or cost-effective manner, on the originally announced terms, or at all.

Even if we successfully complete any such transactions, we may not be able to successfully realize the expected results, benefits or synergies in a timely manner or at all. These results, benefits or synergies could also be adversely affected by acquisition- or divestiture-related charges and contingencies. In particular, our ability to benefit from any acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems, unexpected liabilities or contingencies relating to the acquired businesses, including legal claims and delivery and execution risks. We can give no assurance that our expectations with regards to integration and synergies will materialize. In addition, any acquisition or venture could result in inconsistencies in standards, controls, procedures and policies. Moreover, the success of any acquisition or venture will, at least in part, be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

We may also be subject to litigation in connection with, or as a result of, any such transactions, including claims from terminated employees, customers, suppliers or third parties. For example, we may be held responsible for the activities of an acquired business in the case of an acquisition. This includes liability for actions or non-compliance of an acquired business prior to its acquisition or in connection with its acquisition or integration. In the case of a divestiture, we may be required to indemnify the buyer for certain liabilities, including for uncapped amounts, in connection with claims against the divested entity or business.

Completion and integration of any such transactions may also divert management attention from other matters, result in additional costs and expenses or adversely affect our relationships with our customers, suppliers, employees and any other third parties, any of which may adversely affect our business or results of operations.

The challenges that may arise from our decisions include:

•	managing efficiently the operations and employees of expanding businesses;
•	maintaining or growing our existing customer base;
•	assessing the value, strengths and weaknesses of investment or acquisition candidates, including local regulations that could reduce or eliminate expected synergies;
•	financing strategic investments or acquisitions;
•	aligning our current information technology systems adequately with those of an enlarged group;
•	applying our risk management policy effectively to an enlarged group;
•	managing a growing number of entities without over-committing management or losing key personnel; and
•	meeting the expectations of regulators and our clients, shareholders and other stakeholders.

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

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill that has been attributed, or may be attributed, to these businesses may have to be written down if our valuation assumptions are reassessed as a result of any deterioration in their underlying profitability, asset quality or other relevant matters. Impairment testing of goodwill is performed annually, or more frequently if there are impairment indicators present, and involves a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. There can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

The continuity of our success depends partly on the retention of key members of our senior executive team and other employees who are critical to the business. The ability to attract, develop, motivate, and retain highly qualified professionals is essential to the execution of our strategy. The successful implementation of our strategy and culture depends on the availability of skilled and appropriate management, both at our head office and in each of our business units. If we or one of our business units or other functions do not adequately staff operations or do not retain one or more key senior executives or other key employees and fail to replace them promptly and effectively, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

Our ability to attract and retain qualified employees depends on perceptions of our culture, social and corporate governance policies and management, our profile in the markets in which we operate and the professional opportunities we offer.

In addition, the financial industry faces, and may continue to face, more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we do not attract and appropriately train, motivate and retain qualified professionals, our business may be adversely affected.

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

We use models for (i) admission (scoring and rating) and behavioral credit processes, (ii) the definition of credit limits, and (iii) the calculation of capital and provisions, and of market and structural, operational, compliance and liquidity risks, among others. A model is a system, approach or quantitative method that applies statistical, economic, financial or mathematical theories, techniques or hypotheses to transform input data into quantitative estimates and forecasts. It involves simplified representations of real-world relationships between characteristics, values and observed assumptions that allow us to focus on specific aspects.

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

Nonetheless, model risk can cause financial loss, erroneous commercial and strategic decision-making or damage to our transactions, any of which could have a material adverse effect on our operating results, financial condition and prospects. In addition, our regulatory models and the underlying methodologies are subject to scrutiny from our supervisors, who could identify potential weaknesses or deficiencies that may result in enforcement actions, including sanctions, fines and/or the imposition of stricter capital requirements, as well as mandates and recommendations with respect to the methodologies underlying our models, which could also lead to more onerous or inefficient capital consumption.

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

Risks associated with climate change are gaining increasing social, regulatory, economic and political relevance in Brazil and globally. New climate-related regulations may affect our operations and business strategy and lead us to incorporate financial costs resulting from the following risk drivers:

•                  Transition risks associated with the shift to a low-carbon economy may arise from changes in legislation, regulatory and supervisory expectations, public policies, technological developments and evolving market and consumer preferences. These developments may increase our operating costs, affect the viability of certain activities and require adjustments to our business practices and risk-management processes, which could adversely affect our business, financial condition and results of operations. As a result, we expect greater scrutiny of our business and of the customers with whom we transact. Our operational decision-making in industries or projects associated with causing or exacerbating climate change may also be affected as we seek to adapt our practices to avoid reputational or client-relationship impacts, which may influence customer demand, returns on certain activities and the value of certain assets and trading positions. Recent regulatory developments that may affect our operations and those of our customers include EU Regulation 2023/1115 on deforestation-free products and Brazil’s Law No. 15,042/2024, which created the Brazilian Greenhouse Gas Emissions Trading System. In addition, the expanding global regulatory agenda—including the EU’s Corporate Sustainability Reporting Directive and ongoing updates to Brazilian regulatory expectations on climate-risk management and disclosure—is increasing compliance requirements and data-quality demands. These changes may raise operational costs for clients, alter market-access conditions and require enhanced due-diligence and risk-management processes across our portfolios.

•                  Physical risks related to events such as flooding and wildfires, and to long-term shifts in climate patterns such as extreme heat, sea-level rise and prolonged droughts, may result in financial losses that impair asset values and the creditworthiness of our customers. Brazil, for example, experienced severe weather events in 2024 and 2025, such events can disrupt our operations or those of our customers or third parties on which we rely, through direct damage to assets and indirect effects stemming from supply-chain disruptions and market volatility.

We may not be able to fully anticipate or mitigate all potential impacts arising from climate-related events. To the extent we are unable to effectively embed climate-related risks into our risk and operational frameworks, or to adequately adjust our strategy and business model in response to evolving regulatory, market and environmental conditions, we may face limitations in our ability to appropriately identify, measure, manage and disclose such risks. Any such limitations could adversely affect our business, financial condition and results of operations and might increase our susceptibility to the risks described below.

These primary drivers could materialize, among others, in the following risks:

•	Credit risks: Physical climate change could lower corporate revenues, increase operating costs and lead to increased credit exposure. Severe weather could also affect collateral values. Companies whose business models are not aligned with the transition to a low-carbon economy may also face a higher risk of reduced earnings and business disruption due to regulatory or market shifts.
•	Market risks: Market changes in carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and derivatives. The increasing frequency of severe weather events could weaken macroeconomic fundamentals such as growth, employment and inflation, and lead to higher volatility.
•	Liquidity risks: Companies may face liquidity pressures due to cash outflows required to address climate-related challenges or reputational concerns. Extreme weather events may also affect the value of our high-quality liquid assets or increase sovereign debt levels, potentially limiting our access to capital markets.
•	Operational risks: Severe weather events could damage assets and disrupt the business continuity of our customers or our own operations. Climate-related financial risks could also give rise to litigation, for example if we are perceived to misrepresent sustainability-related practices, achievements, metrics, goals or targets.
•	Regulatory compliance risks: Climate-related regulatory compliance risks may increase due to the rising pace and breadth of new requirements across multiple jurisdictions and shifts in public policy, laws and regulations related to climate-change and environmental-sustainability matters.
•	Reputational risks: Our reputation and client relationships may be harmed as a result of our practices, disclosures or decisions related to climate-change or social and environmental issues, or due to the practices of our clients, vendors or suppliers. We could also face conduct risks arising from misrepresentations in sustainability-related disclosures, including our practices, achievements, metrics, goals or targets, or those of our products or customers.
•	Strategic risks: Our strategy could be adversely affected if we fail to achieve our targets, including those related to the activities that we finance and those concerning our own operations.

As a financial institution, we are subject to regulatory sustainability requirements, as detailed under “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulations—Sustainability Requirements Applicable to Financial Institutions.” These requirements may increase as sustainability matters gain prominence. Such changes may raise compliance costs and limit our ability to pursue certain business opportunities or provide certain products and services, which could adversely affect our business, financial condition and results of operations.

As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our risk management strategies; however, because the timing and severity of climate change remain uncertain and continue to evolve rapidly, our risk management strategies may not be effective in mitigating climate risk exposure.

We periodically disclose information such as emissions and other climate-related performance data, statistics, metrics and targets. If we lack robust and high-quality procedures, controls or data, we may be unable to disclose reliable climate-related information. In addition, because such climate-related information is based on current expectations and future estimates about our and third-parties’ operations and businesses and addresses matters that are uncertain to varying degrees, we may not be able to meet our estimates and targets or we may not be able to achieve them within the timelines we announce. Actual or perceived shortcomings with respect to these emissions and other climate-related initiatives and reporting could result in litigation or regulatory enforcement and impact our ability to hire and retain employees, increase our customer base, and attract and retain certain types of investors.

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

Initiatives and business practices of financial institutions with respect to climate matters and other matters of public policy, including ESG matters, have recently become the subject of significant scrutiny by regulatory agencies and government officials. In particular, there are a growing number of regulatory initiatives in certain jurisdictions aimed at discouraging or limiting the consideration of ESG factors by financial institutions, as well as proceedings asserting that consideration of ESG factors by financial institutions conflict with certain regulatory requirements or the expectations of their clients, shareholders and other stakeholders. Such differing, sometimes conflicting, views and regulations on sustainability and ESG-related matters increase the risk that certain of our actions, or lack of action, on such matters will be perceived negatively or result in scrutiny by regulators or legal proceedings. Additionally, the overall expectations of regulators and our clients, shareholders and other stakeholders in certain jurisdictions, particularly in Europe, with respect to certain of these issues may differ significantly from those in other jurisdictions, such as the United States.

Furthermore, our relationships or ability to transact with clients and customers, and with governmental or regulatory bodies in certain jurisdictions could be adversely affected if our decisions with respect to doing business with companies in certain sensitive industries are perceived to harm those companies, result in violations of law or breaches of fiduciary duty or to align with particular ideological, political or social views. We are also exposed to associated risks of non-compliance with relevant legal requirements, including fines, penalties, litigation, regulatory sanctions, difficulties in obtaining governmental approvals, restrictions on our business activities or reputational damage, any of which could be material. Additionally, our participation in, or association with, certain groups or initiatives and our business practices or positions with respect to matters of public policy, including ESG matters, could be criticized by activists, governmental authorities and our clients, shareholders and other stakeholders.

Any of the conditions described above, or our failure to identify other climate-related risks, could have a material adverse effect on our business, financial condition and results of operations.

Structural demographic shifts in Brazil could adversely affect our business, financial condition and results of operations.

Structural demographic shifts in Brazil — including the rapid aging of the population, internal migration and urbanization patterns, and external migration flows (whether driven by geopolitical, economic or climate-related events), as well as changing household formation patterns — may alter local customer bases and labor markets, dampen demand for certain products (e.g., long-tenor mortgages), shift savings toward lower-margin solutions and require incremental service adaptations for senior or otherwise vulnerable customers. If we fail to adapt our products and channels accordingly, our revenues, costs and conduct and operational risk profile could be adversely affected.

The sustainability of Brazil’s public and private pension systems — including reforms to retirement ages, contribution rates, benefits or tax treatment under Brazilian law — can materially influence our customers’ disposable income, savings flows and creditworthiness. In addition, our own long-term employee benefit obligations are sensitive to financial and demographic assumptions (including longevity and discount rates). Generally, changes in assumptions could increase expenses or capital needs. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

The outbreak of public health emergencies could materially and adversely impact our business, financial condition, liquidity and results of operations.

The outbreak of public health emergencies may force countries to adopt measures, similar to those adopted in response to the Covid-19 pandemic, that restrict economic activity, which may deteriorate the macroeconomic environment and adversely impact our business and results of operations, including, among others (i) decreased demand for our products and services; (ii) further material impairment of our loans and other assets including goodwill; (iii) decline in the value of collateral; (iv) constraints on our liquidity due to market conditions, exchange rates and customer withdrawal of deposits and continued draws on lines of credit; (v) downgrades of our credit ratings; and (vi) operational disruptions, technology infrastructure failures, increased cybersecurity risks or governmental restrictions affecting our operations.

Situations of this nature may require expanded remote-work arrangements or limit in-person activities. If, in connection with any future public health emergencies, we become unable to successfully operate our business from remote locations including, for example, due to failures of our technology infrastructure, increased cybersecurity risks, or governmental restrictions that affect our operations, this could result in business disruptions that could have a material and adverse effect on our business.

Any such events could materially and adversely affect our business, financial condition, liquidity and results of operations.

Risks Relating to Our Controlling Shareholder, Our Units and American Depositary Receipts (ADRs)

Our ultimate controlling shareholder has a great deal of influence over our business, and its interests could conflict with ours.

As of January 31, 2026, Santander Spain, our ultimate controlling shareholder, currently owns, directly and indirectly, approximately 89.53% of our total capital.

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

The B3 is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2025, the aggregate market capitalization of the B3 was equivalent to approximately R$4.8 trillion (U.S.$0.9 trillion), and the top 10 stocks in terms of trading volume accounted for approximately 45% of all shares traded on B3 in the year ended December 31, 2025. In contrast, as of December 31, 2025, the aggregate market capitalization of the NYSE was approximately U.S.$44.7 trillion. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, government entities or a principal shareholder.

In 2024 and 2025, volatility was driven by extreme weather events in Brazil, including droughts and floods linked to the El Niño phenomenon, which impacted key sectors of the economy, as well as renewed geopolitical tensions and the effects of persistent inflationary pressures. The resulting disruptions to agricultural output, energy generation and transportation infrastructure contributed to increased price volatility, pressured supply chains and heightened uncertainty regarding Brazil’s short-term growth prospects. These factors, along with uncertainty surrounding Brazil’s fiscal policies and global monetary tightening cycles, have contributed to fluctuations in the prices of our securities traded on the NYSE and the B3. We cannot assure you that the price of our securities will not fall below the lowest levels at which they traded in the past as a result of these or other factors.

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

The trading market for our ADRs and our shares has been affected in part by the research and reports that industry and financial analysts publish about us or our business. We do not control these analysts' reports and opinions. Furthermore, if one or more of the analysts downgrade our ADRs, our shares or our industry, change their views regarding the shares of any of our competitors, or other companies in our sector, or publish inaccurate or unfavorable research about our business, the market price of our ADRs and/or shares could decline. If one or more of these analysts stops providing reports or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our ADR and/or share price or trading volume to decline.

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

According to our By-Laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on stockholders’ equity, as calculated and adjusted under Brazilian Corporate Law, or “adjusted net income,” which may differ significantly from our net income as determined under IFRS. This adjusted net income may be used to increase capital or to absorb losses, or otherwise retained as allowed under Brazilian Corporate Law, and may not be available to be paid as dividends or interest on stockholders’ equity. Additionally, Brazilian Corporate Law allows a publicly traded company, like ours, to suspend the mandatory distribution of dividends and interest on stockholders’ equity in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. We paid R$7.6 billion, R$6.0 billion and R$6.2 billion (R$2.04, R$1.61 and R$1.67 per unit, respectively) as dividends and interest on stockholders’ equity (considering gross value) in 2025, 2024 and 2023, respectively, in accordance with our dividend policy, but there can be no assurance that dividends and interest on stockholders’ equity will be paid in the future. In the future, we may also become subject to Brazilian banking regulations that may limit the payment of dividends or interest on stockholders’ equity, such as a temporary restriction in 2020 on dividend distributions and other payments as a result of measures taken by the Brazilian Central Bank to combat the COVID-19 pandemic’s effect on the Brazilian financial sector. Although this restriction was not reinstated in the years that followed, we cannot assure you that this or other restrictions will not be reinstated in the future.

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

Issuers of securities in Brazil are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS as issued by the IASB and Brazilian GAAP, both of which differ from U.S. GAAP in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to investors will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner with which some investors may not be familiar.

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

Following this transaction, on June 7, 2023, we entered into an agreement with the shareholders of Toro Participações S.A., or “Toro Participações,” for the acquisition of the remaining shares of Toro Participações. Once this transaction was completed, we became the indirect holder of all the share capital of Toro Corretora. and Toro Investimentos. After the conditions precedent established in the agreement were fulfilled, the transaction closed on January 3, 2024. Following this acquisition Toro Participações was merged into Toro Corretora on February 29, 2024. On November 4, 2025 Toro Corretora changed its name to Santander Corretora de Títulos e Valores Mobiliários S.A. following a restructuring of Toro Corretora into Santander Brazil’s ecosystem of retail brokerage.

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

Reorganization of Return Capital

On May 17, 2024, Return Capital, a wholly owned subsidiary of Santander Brasil, entered into a share purchase and sale agreement with certain minority investors in Return Capital Gestão de Ativos e Participações S.A. (formerly known as Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.), or “Return Gestão,” to acquire the remaining 20% of the share capital of Return Gestão. As a result, Santander Brasil became the owner of the entire issued share capital of Return Gestão. Following this acquisition, Return Capital was merged with and into Return Gestão on September 30, 2024. As a result of this merger, Return Capital ceased to exist and its activities were taken over by Return Gestão, of which Santander Brasil is the sole shareholder. Subsequently, on November 28, 2025, a spun off portion of Return Participações was merged into Santander Brasil, as part of an initiative aimed at simplifying the group’s corporate and ownership structure.

Merger of Santander Leasing S.A. Arrendamento Mercantil into Santander Brasil

On November 28, 2025, the merger of Santander Leasing S.A. Arrendamento Mercantil, or “Santander Leasing,” into Santander Brasil was approved. The transaction aims to simplify the corporate structure of the group, unify accounting processes and reduce operating costs. The merger will only become effective upon approval by the Brazilian Central Bank. There was no increase in the share capital of Santander Brasil as a result of the transaction, since Santander Brasil already held 100% of the share capital of Santander Leasing.

Issuance of Tier 2 Financial Bills

On December 4, 2025 Santander Brasil carried out the private issuance and offering of subordinated financial bills in the total amount of R$2,362.8 million to private investors. The proceeds from the issuance will be used to compose our Tier 2 regulatory capital. The financial bills have a maturity of 10 years, with a repurchase option exercisable as of 2030, in accordance with the applicable regulations. The financial bills are eligible to be included in our Tier 2 capital, pursuant to Brazilian Central Bank Resolution No. 122, dated August 2, 2021.

Capital Expenditures and Divestitures

Our main capital expenditures include investments in our information technology platform. Our information technology platform focuses on our customers and supports our business model. In 2025, 2024 and 2023, total investments in information technology for Santander Brasil were R$2,111 million, R$1,832 million and R$2,259 million, respectively.

In 2025, 2024 and 2023, we continued to improve our technology platforms by investing in our digital applications, especially through the implementation of new solutions in the areas of artificial intelligence (e.g., machine learning, and AI for operations, or AIOPs), micro services, blockchain technology, cyber insurance, facial recognition and cloud-based technologies, among others. We believe that the application of these new technologies improved our interaction with our customers and enabled us to provide solutions across credit, consortiums (“consórcios”), payroll loan, insurance, private banking, cards, payments, agribusiness and investments to better address client needs. We also continued to invest in our physical distribution network (branches, PABs and PAEs), including biometric identification for corporate customers, digital purchase and payment of exchange, among other initiatives. For more details about our technology and infrastructure, see the item “—B. Business Overview—Technology and Infrastructure.”

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

We are focused on becoming the most present bank in our customers’ lives, striving to deliver the best-in-class experience to individuals and businesses alike. We believe that our use of technology leads improves our customers’ journeys by offering relevant, tailored products to enable us to meet our customers’ need when, how, and where they desire. We have strived to strengthen our customer service channels, particularly our digital platform and remote services. In addition, in our physical channels, we have a store model that positions our stores as a convenient stopover integrated within our multichannel offering.

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

We recorded net income of R$12,965 million, R$13,414 million, and R$9,499 million in the years ended December 31, 2025, 2024 and 2023, respectively, representing a 3.3% decrease in the year ended December 31, 2025, compared to the year ended December 31, 2024. In the years ended December 31, 2025, 2024 and 2023, we achieved capital adequacy ratios of 15.4%, 14.3%, and 14.5%, respectively. In the years ended December 31, 2025, 2024 and 2023, we reached efficiency ratios of 27.9%, 27.7%, and 29.7%, respectively. In addition, we achieved a return on average stockholders’ equity of 10.6%, 11.2%, and 8.5% in 2025, 2024 and 2023, respectively, and an adjusted return on average stockholders’ equity of 13.7%, 14.6%, and 11.3% in 2025, 2024 and 2023, respectively. Adjusted return on average stockholders’ equity is a non-GAAP financial measure. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.” We believe that these metrics demonstrate our track record of consistent performance and the results of our constant efforts to improve our productivity.

In recent years, we have undergone significant transformations, thereby enabling us to identify and capitalize on business opportunities. We have expanded our business to diversify our offering of products and services:

•	In 2024, we remained focused on being the bank of first choice for customers in their financial decisions, striving to provide a highly personalized offering to our 69 million customers.

◦	We believe this can only be done with the intensive use of technology, which we believe improves the customer experience and reduces the cost incurred to serve our customers. We are prioritizing the primary relationship focusing on three pillars:
▪	Transactionality: which we define as transactions our customers do through Santander Brasil, such as paying with credit cards or using PIX and wire transfers. We believe this is an essential part of our customer primacy strategy and a driver of our revenue diversification efforts;
▪	Investments: the fundamental lever of our retail funding expansion plan; and
▪	Credit: with relentless discipline in capital allocation, being a complementary element to the other pillars.
◦	In innovation and technology, we consistently worked to strengthen our culture of productivity and cost management, always focused on providing the best experience for our customers.
◦	We also began a new engagement approach with our customers by launching “Começa Agora” (which means “It Starts Here”) to foster closer connections with our customers. We introduced our “Santander Free” offering which is focused on low income customers. We also sought to strengthen our tailored offering of products to our “Santander Select” high income customers. We have also shifted our positioning in the SMEs segment, to be closer, more available and integrated into our customers’ businesses. Additionally, we have made progress in combining our Toro and other Santander Brasil offerings to develop a market-leading investment platform combining a digital experience with human relationships with scale and technological excellence, which we believe are key levers of our retail funding expansion plan.
•	In 2025, we continued to pursue our commitment to be the primary bank of our clients through intensive and efficient use of technology aiming to create value, hyper-personalized offers and continuously improve customer experience. Thus, we continued to make progress with our strategic priorities:

◦	Individuals: we increased the number of customers for which we believe we are the primary bank (which we define as customers who use at least two of the following services we provide: transaction services, loans, and investments) by 1% in the year ended December 31, 2025 compared to the year ended December 31, 2024, which we believe is due to our efforts to improve our offerings and customer service by combining human contact with the digital environment;

◦	Consumer Finance: we continue to provide solutions that deliver value to our clients within a comprehensive ecosystem which we believe enables cross-selling opportunities;

◦	Companies: we continue to reinforce our commitment to being close, available, and fully integrated into our clients’ businesses, delivering tailored solutions that translate into higher productivity, profitability, and satisfaction;

◦	Payments: we are transforming the client journey and delivering a new experience. This year, we launched PIX via credit card, combining PIX’s speed with the flexibility of credit cards;

◦	Investments: we continue to evolve in our expansion plan, leveraging technology to hyper-personalize the experience of our customers and boost productivity. In this regard, we launched Pitch Maker, an artificial intelligence assistant that further enhances our advisors' ability to serve our customers. We also advanced in the integration of Santander Corretora and Toro, combining the tools into a single application to simplify the customer journey with the aim of achieving gains in efficiency and scale;

◦	We were dedicated to continuing to have a pivotal role as a hub for innovation and global integration within the Santander Group, working in close partnership with other regions as one Santander. The main project launched this year was the One App, in which we put technology and global expertise at the service of customers’ experience. We believe this tool helps us understand our customers’ needs by offering a solution that allows our customers to manage their entire financial lives through this new app;

◦	In parallel, we keep prioritizing our portfolio diversification, and endeavor to optimize our cost of funding by expanding our presence in the Individuals’ segment; and

◦	To support this process, we continue to strengthen our culture based on empowerment, leadership, and diversity, and seek to foster an environment of innovation to leverage our digital transformation.

Our Business

We provide a full range of products and services to our customers through the following business segments:

•	Commercial Banking: provides services and products to individuals and companies (excluding global corporate customers, who are managed by our Global Wholesale Banking division). The revenue generated from this segment is derived from the banking and financial products and services offered to both account holders and non-account holders.
•	Global Wholesale Banking: offers a wide range of national and international tailor-made financial services and structured solutions for our global corporate customers, which are primarily local and multinational corporations.

We outline below the business divisions pertaining to each of our operating segments:

Commercial Banking	Global Wholesale Banking
Retail Banking Individuals SMEs Consumer Finance Corporate	Santander Corporate & Investment Banking (“SCIB”)

In addition, provided below is a breakdown of our net interest income and operating income before tax by segment:

	For the Year Ended December 31,
	Net interest income			Operating income before tax
	2025	2024	2023	2025	2024	2023

	(in R$ millions)
Commercial Banking	53,126	51,563	44,652	8,938	12,461	5,953
Global Wholesale Banking	4,509	5,115	2,232	7,791	6,730	5,969
Total	57,634	56,679	46,884	16,729	19,190	11,922

The following table presents a managerial breakdown of our loans and advances by customer type as of the dates indicated:

	As of December 31,			Change between 2024 and 2025	Change between 2023 and 2024
	2025	2024	2023

	(in R$ millions)
Individuals	274,003	287,021	255,704	(4.5) %	12.2%
Consumer Finance	83,811	75,119	62,501	11.6%	20.2%
SMEs	83,327	73,274	64,970	13.7%	12.8%
Corporate(1)	160,898	164,273	168,361	(2.1) %	(2.4) %
Loans and advances to customers, gross	602,040	599,688	551,536	0.4%	8.7%
Guarantees and private securities	176,841	150,669	168,345	17.4%	(10.5) %
Credit risk exposure (2)	778,881	750,357	719,881	3.8%	4.2%

(1)	For loan portfolio purposes, “Corporate” refers to companies with annual gross revenues exceeding R$200 million, including our Global Corporate Banking customers.
(2)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets), guarantees and private securities (securities issued by nongovernmental entities). We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”

Commercial Banking

Retail – Individuals

Our strategy for individual customers revolves around five main pillars:

•	Cost Optimization – Providing a more digital offering to increase the proportion of digital interactions with our customers relative to physical interactions, which we believe improves customer experience and lowers costs.
•	Credit – Capital optimization by shifting the portfolio mix to prioritize transactional and higher profitability products, focusing on credit cards in particular.
•	Engagement Model – The app as the main sales and engagement driver. Growth squads focused on e-commerce, in addition to personalization through extensive use of open finance. In terms of human contact, we strive to leverage every touchpoint to improve customer relationships.
•	Service Model – The app as the primary customer channel, migrating an extensive array of communications from the call center to the chatbot. Providing the customer with a conversational experience remotely, 90% through chats and 10% through voice conversations, while continuing to offer brick-and-mortar branches.
•	Offering – A simpler, digital bank focused on customer experience, featuring a free account and card offering (our “Santander Free” offering), unlimited withdrawals, and 10 days of interest-free overdraft to strengthen our “Santander” and “Santander Select” brands.

As of December 31, 2025, we structured the individual customer service segment as follows:

•	Private Banking – customers who have at least R$5.0 million in assets available for investment. Private banking provides a comprehensive and customized range of financial products and services, including investment advisory services, loans, and asset management, delivered by a dedicated investment and banking services manager.
•	Santander Select – customers with a monthly income starting from R$7,000, or at least R$100,000 in investments, or customers who choose to pay for this service category, regardless of their income or amount of investments. Within Santander Select, our goal is to understand our customers’ needs at each stage of their lives and provide them with financial advisory services through a multichannel solution in which they have the option of receiving human assistance across all channels, including financial products and services that support their wealth accumulation and investment goals.
•	Santander Especial – customers with a monthly income of up to R$6,999. Santander Especial offers simple and efficient solutions with a suitable cost-benefit ratio for our customers, primarily through digital channels.

Retail – Small and Medium-Sized Enterprises (SMEs)

As of December 31, 2025, we served SMEs using the following customer service segmentation model:

•	Companies 3 (“Empresas 3”) – responsible for companies with annual revenues between R$30 million and R$200 million. Our service model is based on dedicated relationship managers, a team of specialists for more complex demands, and credit managers specializing in risk management. We also provide customized services to multinational technology companies and other large corporations to meet their specific needs.
•	Companies 2 (“Empresas 2”) – responsible for companies with annual revenues ranging from R$3 million to R$30 million. We provide these clients with a wide array of products and services, supported by dedicated specialists in specialized hubs.
•	Companies 1 (“Empresas 1”) – responsible for companies with annual revenues of up to R$3 million. We offer these customers a streamlined banking solution through an integrated account that combines a business account with a point-of-sale, or “POS” terminal hosted by our former subsidiary and current affiliate Getnet. Through this arrangement, our customers receive benefits for utilizing the Getnet platform to handle their credit card sales, with their proceeds being directly deposited into a Santander Brasil checking account.

•	Empresas Mei – responsible for companies with an annual revenue of up to R$97,000 and registered as an Individual Microentrepreneur (microempreendedor individual), or “MEI,” with the Brazilian Federal Revenue Service (Receita Federal do Brasil). We offer these customers a streamlined and cost-effective solution through our Santander MEI account, a remote service and digital channels.

In January 2026, we announced a review of our SME segmentation model as follows: (1) Digital ("Empresas Digital"): businesses with annual revenues of up to R$500,000; (2) Companies 1 ("Empresas 1"): companies with annual revenues ranging from R$500,000 to R$10 million; (3) Companies 2 ("Empresas 2"): companies with annual revenues ranging from R$10 million to R$80 million; and (4) Middle Corporate, formerly Companies 3 ("Empresas 3"), which now comprises companies with annual revenues ranging from R$80 million to R$500 million.

Consumer Finance

We provide consumer loans for financing vehicles, goods and services, directly or through intermediary agencies, dealers and partners. Santander Financiamentos is our primary service channel, and we also operate under other brands with associated companies.

The following table presents our market share in auto loans (a subset of our consumer finance business) as of the dates indicated:

	As of December 31,			Change between 2024 and 2025	Change between 2023 and 2024
	2025	2024	2023
Market share in auto loans to individuals	20.3%	21.9%	21.1%	(1.6) p.p.	0.8 p.p.

Source: Brazilian Central Bank.

Corporate

Our corporate segment aims to be the main distribution channel of the Santander Group to Brazilian and foreign and/or multinational corporate customers. The product offering ranges from simple cash accounts to mergers and acquisitions advisory services. We serve companies with annual gross revenues in excess of R$80 million (as of January 1, 2026) located across Brazil through physical and digital channels. Our corporate business has been constantly evolving as a business line relying on a disciplined analytical toolkit, consistent communication, and workforce upskilling.

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

Our Portfolio of Products and Services

Payments and Loyalty

Cards

We operate in the credit and debit card market, catering to both account holders and non-account holders. Most of our customers are individuals to whom we offer a range of cards to address each customer profile.

In 2025, we focused on our business expansion through integrated initiatives that combined data, technology, and customer centricity.

We sought to improve our pricing with Smart Pricing, using AI, machine learning, and elasticity testing to price our credit products better. Another example is PIX no Cartão, which allows customers to make payments and transfers via PIX using their credit card limit, with options for payment in full or in up to 12 installments, including payment in up to three future billing cycles. This initiative unified traditional credit with instant payments.

Furthermore, to attract new customers and boost the frequency of service usage, we rolled out promotions with offerings, such as the Bateu Ganhou campaign, which set monthly spending goals for customers and rewarded them with points or cash back, and the Temporada de Férias campaign, which was designed to strengthen relationships with high-income clients by offering convenience and exclusive benefits such as loyalty points and exemptions from the payment of certain fees.

In the SMEs segment, we offer an integrated solution in a digital journey for businesses, with a unified offering of account, credit card, and merchant acquiring services within a single ecosystem. We believe this integrated approach simplifies financial management and improves cash flow.

We also launched a new, redesigned and unified app that integrates account and card services into a single experience, while also allowing users to view information regarding accounts they have at other banks. We believe that this solution strengthens our relationship with our customers and offers a more fluid, modern, and intuitive journey.

The following table shows key financial and operational metrics of our credit card business as of the dates and for the periods indicated.

	As of and for the Year Ended December 31,			Change between 2024 and 2025	Change between 2023 and 2024
	2025	2024	2023
Individual credit card portfolio market share (1)	9.3%	9.6%	9.3%	(0.3) p.p.	0.3 p.p.
Credit card portfolio (in R$ billion)	71.3	62.6	53.9	13.9%	16.1%
Total card turnover (in R$ billion)	406.4	383.1	347.9	6.1%	10.1%
Credit card turnover (in R$ billion)	303.7	274.4	238.3	10.7%	15.1%
Total card transactions (in millions)	4,040.5	4,010.6	3,764.2	0.7%	6.5%
Credit card transactions (in millions)	1,999.6	1,911.2	1,731.8	4.6%	10.4%
Credit card share in household consumption (debit only) – Market overview (2) (%)	12.1%	13.3%	14.5%	(1.2) p.p.	(1.2) p.p.
Credit card share in household consumption (credit only) – Market overview (2) (%)	38.8%	36.1%	34.4%	2.7 p.p.	1.7 p.p.
Credit card share in household consumption (total: debit, credit, and prepaid) – Market overview (2) (%)	55.7%	54.3%	53.4%	1.4 p.p.	0.9 p.p.

(1)	Source: Brazilian Central Bank.
(2)	Source: ABECS – “Brand Monitor,” as of September 30, 2025. Data for the period ending December 31, 2025 was not available as of the date of this annual report.

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

The following table sets forth certain key financial and operating data regarding our payroll loans as of the dates indicated.

	As of December 31,			Change between 2024 and 2025	Change between 2023 and 2024
	2025	2024	2023
Market share of the portfolio (1)	8.5%	10.5%	10.8%	(2.0) p.p.	(0.3) p.p.
Payroll loan portfolio (in R$ billions)	61.1	70.5	67.3	(13.3) %	4.7%

(1)	Source: Brazilian Central Bank.

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

The following table sets forth certain key financial and operating data regarding our real estate business as of the dates indicated:

	As of December 31,			Change between 2024 and 2025	Change between 2023 and 2024
	2025	2024	2023

	(in R$ billions, unless otherwise indicated)
Real estate loan portfolio	70.2	64.8	61.7	8.2%	5.1%
Individual real estate loan portfolio	66.1	61.0	59.5	8.4%	2.5%
Loan-to-value (1) – Origination (quarterly average %)	61.8%	55.4%	57.1%	6.4 p.p.	(1.7) p.p.
Loan-to-value – Portfolio (%)	52.2%	48.3%	49.3%	3.9 p.p.	(1.0) p.p.

(1)	Ratio between loans and the value of the collateral, excluding home equity.

Home Equity

We offer a home equity financing solution named “UseCasa” for individuals and “UseImóvel” for businesses, where customers can secure a loan by using their property as collateral. We are the market leaders among private-sector banks in Brazil for this type of financing, holding a portfolio market share of 20% as of December 31, 2025, according to ABECIP.

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

The following table shows key financial and operating data from our microfinance operations as of the dates indicated.

	As of December 31,			Change between 2024 and 2025	Change between 2023 and 2024
	2025	2024	2023
Active customers (million)	1.19	1.15	1.10	3.5%	4.5%
Microfinance loan portfolio (in R$ billion)	3.5	3.3	3.0	5.2%	10.2%

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

We provide a consortium offering for our customers aligned with the prevailing interest rate and credit conditions in the market. In 2025, we broadened the distribution of the product through our “Perto Patrimonial,” a channel dedicated to sale of consortiums. Seeking better customer satisfaction, we have sought to strengthen the post-sales journey and to improve our offering with new features.

	As of December 31,			Change between 2024 and 2025	Change between 2023 and 2024
	2025	2024	2023
Total consortium origination (R$ million)	17,652	17,378	15,639	1.6%	11.1%
Real estate consortiums origination (R$ million)	11,874	11,230	9,599	5.7%	17.0%
Consortium loan portfolio (in R$ billion)	45,792	40,189	38,600	13.9%	4.1%

Agribusiness

Agribusiness remains a relevant sector for Santander Brasil, despite the turmoil the sector has faced in recent years. After nearly a decade of expansion, the sector entered a period of structural deterioration that began during the pandemic, when rising production costs—driven by disruptions in supply chains—coincided with exceptionally high margins and abundant credit availability. This environment led many producers to significantly increase their leverage. Starting with the 2022/2023 harvest, climate events in the South and Northeast regions of Brazil reduced national production, while competing countries such as Argentina logged record harvests. This imbalance expanded global supply and pressured commodity prices, pushing margins down to historic lows. Further climate events occurred during the 2023/2024 harvests, which led to further pressure on margins. At the same time, the increase in the SELIC rate to contain inflation raised the cost of credit and made the debt levels assumed by some producers during periods of high margins unsustainable.

Although the crisis is significant, its impacts are not uniform. Many producers maintained adequate leverage levels and continue to operate normally within the sector’s historical margin parameters. The 2025/2026 harvest, for example, is already almost entirely planted, with no productive areas being abandoned.

We are working closely with customers, offering renegotiation solutions and guiding the necessary deleveraging process, whether through narrowing operational scope or selling assets. To strengthen risk governance, we have expanded our credit recovery teams and created a dedicated portfolio to monitor the most stressed clients. We expect a full normalization of the sector will take a few years. During this period, more robust and selective credit models—less dependent on traditional guarantees—are likely to emerge, changes that should structurally strengthen the market and reduce vulnerabilities like those seen in the recent cycle.

The following table sets forth certain key financial and operating data regarding our agribusiness portfolio as of the dates indicated.

	As of December 31,			Change between 2024 and 2025	Change between 2023 and 2024
	2025	2024	2023

	(in R$ billions, except for percentages)
Agribusiness portfolio (1)	52.1	52.9	53.7	(1.5) %	(1.5) %

(1)	Including credit, securities and other products.

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

Insurance Ecosystem

We offer our insurance products through Santander Corretora de Seguros, helpS, Auto Compara, and Santander Auto S.A., or “Santander Auto.” Our insurance business as a whole generated R$17.1 billion in premiums in the year ended December 31, 2025.

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

According to the SUSEP report from October 2025, we have a market share of 8.2% across the lines of business which we operate.

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

Automotive Insurance Ecosystem

The Brazilian insurance market is characterized by: (i) a low level of insurance penetration relative to its GDP; (ii) outdated technology and dominated by companies with low innovation rates that prioritize financial results (due to a history of high interest rates); and (iii) a distribution network predominantly composed of retail brokers. Consequently, only approximately 30% of Brazilian vehicles were insured as of September 2025, according to CNSeg (Confederação Nacional das Seguradoras). In this context, we provide the following automotive insurance solutions:

•	Santander Auto: Santander Auto provides a fully digital vehicle insurance solution that uses data analytics to set prices and features a one-click purchase process, seamlessly integrated with vehicle financing options. Leveraging actuarial techniques and behavioral modeling, Santander Auto offers insurance quotes without requesting additional information from customers. This is possible with data that is already available to us. Our objective is to grow the business by capitalizing on our ecosystem and engaging a larger portion of our customer base. We believe this approach has been key to the development of Santander Auto. In March 2025, we launched a new insurance product called Mão na Roda. It combines coverage for minor repairs, wheel and suspension services, and small damages caused by theft or robbery, for cars and motorcycles. We are also planning to offer Santander Auto’s products through new channels.

•	Auto Compara: Auto Compara is a leading digital comparison platform that offers car and motorcycle insurance alternatives. We offer an end-to-end digital journey so that customers can purchase their car insurance in a simple, fast and secure way. In addition, we are the car insurance solution for our retail bank and are available to millions of customers through our mobile app or through our commercial team. As of December 31, 2025, we featured products from 11 different insurers (which accounted for nine out of the 10 largest in the Brazilian market, according to SUSEP).

Consumer Finance

+Negócios | Santander Financiamentos

Our “+Negócios” platform enables credit simulations, processes credit approvals, and formalizes vehicle financing proposals, while also providing portfolio management reports. The platform has evolved and is now also used to cross-sell insurance products, as well as new offerings, such as car equity loans.

Additionally, we offer the “+Fidelidade” program, a loyalty-building initiative aimed at providing incentives to banking correspondents based on their engagement with the entire Santander Brasil ecosystem. We centralize the business strategy in the program by implementing a loyalty journey for dealers and sellers.

We also have a structure to support our customers after sales, through several tools, such as our customer portal and WhatsApp.

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

Santander Corporate & Investment Banking (SCIB)

We offer our customers a full range of services and products. Thus, our portfolio includes offerings that range from basic to tailor-made and highly complex solutions across the following areas:

Global Transaction Banking

The Global Transaction Banking area is responsible for providing transactional and short-term financing solutions that support the management of working capital, cash flows, and commercial operations of corporate and institutional clients, in Brazil and internationally.

•	Cash Management: Responsible for providing cash management solutions, including payments, collections, receivables, reconciliation, liquidity management, and account structuring, encompassing digital solutions and transactional platforms.

•	Structured Trade & Working Capital Solutions: Responsible for structuring financing solutions linked to supply chains, foreign trade, and working capital, including structured trade finance products, supply chain finance, receivables prepayment, forfaiting, export and agency finance, and customized financing solutions.
•	Trade & Lending: Responsible for the origination, structuring and execution of traditional trade finance and transactional credit products, including letters of credit, guarantees, documentary collections, import and export financing, as well as short-term credit facilities.

Global Banking

The Global Banking area is responsible for the origination, structuring, and execution of strategic medium- and long-term financial solutions, supporting clients in growth, investment, financing, and corporate reorganization decisions.

•	Mergers & Acquisitions: Responsible for providing financial advisory services in mergers, acquisitions, divestitures, joint ventures, corporate restructurings, and business valuations, acting throughout the entire transaction lifecycle, from origination to execution.
•	Equity Capital Markets: Responsible for the structuring and execution of equity capital markets transactions, including initial public offerings (IPOs), follow-ons, block trades, and other capital raising and monetization solutions.
•	Investment Grade & Emerging Markets Debt: Responsible for the origination, advisory, execution, and distribution of fixed income instruments and syndicated loans, offering flexible solutions in terms of structure, tenor and currency, across both local and international debt capital markets.
•	Structured Finance: Responsible for advising on and structuring tailor-made financing solutions for corporate and institutional clients, including project finance, acquisition finance, and asset financing, in both local and foreign currencies.

Global Markets

The Global Markets area provides risk management solutions, investment products, and execution services, serving corporate clients, institutional clients, investors, financial sponsors, and other Santander Group clients.

•	Sales Markets: Responsible for structuring and offering foreign exchange, derivatives, commodities, rates, investment products, and equities solutions to clients across the bank’s various segments, including institutional, corporate, and retail clients.
•	Market Making: Responsible for the pricing of transactions originated by the Sales Markets teams.
•	Energy Trading: Operates in the energy market by executing transactions with qualified clients and end consumers, acting as a hedge provider and market maker.
•	Equities: Responsible for the intermediation and execution of equity and listed derivatives brokerage transactions for institutional and corporate investors.
•	Research: Area responsible for producing economic, macroeconomic, sectoral, and market analyses, with a focus on supporting client decision-making and commercial areas.
•	Private Debt Mobilization (PDM) and Securitization: Responsible for structuring and distributing private debt transactions, including structured financings, private placements, and asset securitizations, connecting originators with institutional investors and expanding off-balance-sheet funding alternatives.

We received numerous awards related to capital markets and financial advisory services in 2025. A few of our most notable accolades are listed in the table below.

Company	Acknowledgments

Dealogic

December 2025

#5 Brazil M&A Deals by Advisor

#8 Brazil M&A Total Fee by Advisor

#4 Brazil ECM Deals by Advisor

#4 Brazil ECM Volume by Advisor (Equal apportionment)

#4 Brazil ECM Volume by Advisor (Full apportionment)

ANBIMA	November 2025 #4 Brazil DCM Local Capital Markets Origination by Volume #3 Brazil DCM Local Capital Markets Origination by Deals #5 Brazil DCM Local Capital Markets Distribution by Volume

Bond Radar	October 2025 #4 Brazil DCM International Capital Markets Origination by Volume #3 Brazil DCM International Capital Markets Origination by Deals

Institutional Investor	Year 2025 #3 Best Analyst in Capital Goods Brazil #3 Best Analyst in Equity Strategy Brazil #4 Research Team #4 Brazil Sales #3 Corporate Access - LatAm

SRP America Awards	Best House for Structured Products Brazil 2025 Best Distribution for Structured Products Brazil 2025

Brazilian Central Bank	October 2025 #1 Total FX by Volume

B3	October 2025 #5 Brazil Commodities by volume #3 Brazil Structured Notes by volume #4 Brazil Derivatives by volume

Global Capital	Latin America Derivatives House of the Year 2025

Global Finance	Best Bank for Transaction Banking –LatAm 2025 Best Corporate Cross-border Payments Solutions – LatAm 2025
Best Bank for payments LatAm

ICC	September 2025 #1 Brazil Local Trade Finance by volume

Latin Finance	Infrastructure Bank of the Year 2025 Infrastructure Financing of the Year LatAm Road Financing of the Year LatAm Renewable Energy Financing of the Year LatAm
Euromoney	Best FX Bank 2025 — LatAm

Cash Management

We offer a broad suite of online cash management solutions for corporate customers and SMEs through our internet banking and mobile banking platforms. Our cash management revenue streams include fees derived from the following services:

•	Collections – assisting customers in executing commercial transactions through printed or electronic payment slips.
•	Payments – enabling efficient and automated processing of accounts payable, whether through individual transactions or batch file submissions.
•	Instant payments – allowing customers to make and receive payments with immediate debiting or crediting of accounts. This capability can be integrated with our collections, payments, or product-acquisition products.
•	Payroll services – streamlining the distribution of wages and benefits to employees via an online platform.
•	Custody services – providing management and safekeeping of predated checks until their clearing dates.

In addition, we offer customized cash-management and treasury solutions designed to meet the specific operational needs of our customers, supporting efficiency, liquidity management, and day-to-day business operations.

“Advance Program” (Programa Avançar)

In addition to our financial services offering, we also have the “Advance Program” (Programa Avançar), a free, non-financial platform designed to support entrepreneurs — whether they are Santander Brasil customers or not. Launched in 2015, the program gives SMEs access to a comprehensive set of business-development resources, including educational content, certified courses, and events focused on management, innovation, internationalization, and team development. We believe the Advance Program is a strategic differentiator within our SME value proposition and an important tool for fostering entrepreneurship in Brazil.

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

Investments – Funding Plan Progress

Our investment ecosystem is designed to provide a comprehensive advisory experience that supports customers in achieving their financial objectives. The model is structured around five fundamental pillars:

•	Customer investment profile – We assess each customer’s circumstances in order to determine their level of financial knowledge, investment horizon, liquidity needs and risk tolerance. Customer profiles are reviewed periodically to ensure continued alignment with their objectives and with applicable regulatory requirements.
•	Investment strategy – Our investment philosophy focuses on generating long-term returns through a disciplined asset allocation process supported by a robust model that incorporates historical asset behavior and advanced financial simulations. Diversification across asset classes is an essential element for mitigating portfolio risks.
•	Recommendations – We prepare model portfolios on a monthly basis to guide product recommendations for each customer profile. These portfolios are the result of a rigorous process led by our asset allocation committee, which considers economic projections, product scoring systems and ongoing market monitoring. Products with stronger evaluations are included in the recommended portfolio, while those with lower performance are reviewed for potential reallocation. This process incorporates analysis from our Advisory, Economics, Santander Asset Management, Private Banking and Santander Corretora teams.
•	Execution and implementation – We offer a broad range of financial instruments, including banking products, fixed income securities, equities, structured notes, multimarket funds, real estate funds, exchange-traded funds (ETFs) and other capital markets solutions. We follow an open architecture approach that includes third-party funds selected through a rigorous curation process, as well as diversified fixed income alternatives and structured products distributed by Santander Corretora. Our partnership with Zurich Santander further expands this offering with a comprehensive portfolio of private pension plans.

•	Monitoring – We conduct ongoing reviews of each customer’s profile, objectives and performance to ensure their investments remain aligned with current recommendations and market conditions.

AAA

Launched in June 2022, AAA offers a comprehensive range of products, complemented by a sophisticated digital experience and expert guidance to further strengthen our investment advisory services. AAA provides an exclusive investment advisory service for high-net-worth individuals. To incentivize our AAA investment advisors, their remuneration includes a substantial variable component that is contingent on the results they generate for our customers. As of December 31, 2025, AAA had 1,754 investment advisors and was present in 180 cities across Brazil.

Toro

In 2025, Santander Brasil integrated Toro Investimentos into its ecosystem and initiated a new phase of its investment strategy, which includes the consolidation of the retail brokerage operation under the Santander Corretora brand. This phase also includes the expansion of our product offering, including the distribution of cryptoassets, which we believe supports our strategy to expand available options, modernize the customer experience and enhance our competitiveness in an increasingly dynamic market. This initiative is part of our strategic plan to simplify the client journey, strengthen market positioning and accelerate innovation.

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

The following table provides an overview of the weight of each key distribution channel in our overall distribution system.

	For the Year Ended December 31,
	2025	2024	2023

		(%)
Digital channel (1)	98.5	97.0	96.1
Physical Channel (2)	0.9	1.6	2.1
Remote Channel (3)	0.7	1.4	1.8

(1)	Includes Internet and mobile banking.
(2)	Includes ATMs and branches.
(3)	Includes interactive voice response, call centers and chatbot.

Digital Channels

In 2025, we focused on attracting qualified customers and increasing the profitability and loyalty of our customer base. We achieved an NPS of 69 for our digital channels as of December 31, 2025.

Our number of digital customers, which we define as individuals who have utilized at least one of Santander Brasil’s digital channels, such as mobile or internet banking, within the 30 days prior to the end of the applicable year, reached 25 million, an increase of 6.2% in the year ended December 31, 2025 compared to the same period in 2024. Additionally, 98.5% of all of the transactions processed by Santander Brasil in 2025 were digital, that is, transactions conducted through internet banking, mobile banking, and other digital platforms. We believe that these numbers demonstrate the importance of digital channels in enhancing customer experience and fostering sustainable business growth. In addition, we believe these numbers are evidence of the increased adoption of digital channels by customers and the efficiency of the digital model in addressing their needs.

Remote Channel

Our remote channel consists of voice customer services and sales, interactive voice response, or “IVR,” and a chatbot with the option for human interaction in the chat.

In 2025, we continued to focus on providing a unique experience for our customers by offering personalized services. We recorded 49.8 million interactions during the year, with 42% of interactions happening through chat.

In line with this purpose, we focus on assisting vulnerable customers (i.e., individuals who, due to their personal conditions (whether temporary or permanent), demonstrate a reduced ability to understand and assess information for decision-making or to represent their own interests) through the IVR fast pass, enabling them to receive prompt service. This has enabled us to provide a more human interaction to these vulnerable customers.

External Channel

Our external channel consists of sales representatives and banking correspondents who distribute our products and services alongside our other channels. The channel focuses on the origination of four main products: payroll loans, consortiums (“consórcios”), real estate loans, insurance, customer prospecting and integrated accounts.

Physical Network

Our distribution network provides integrated financial services and products to our customers. The table below presents our physical distribution network, all located within Brazil, as of the dates indicated.

	As of December 31,
	2025	2024	2023
Branches	916	1,239	1,486
Mini branches	769	1,025	1,191
Own ATMs	6,006	7,615	9,406
Shared ATMs	26,705	24,214	24,169

Branch Network

Our branch network delivers our full range of products and services to customers. The following table shows the geographic distribution of our branches as of the dates indicated.

As of December 31,
	2025	2024	2023
Northeast	14.1%	11.6%	10.8%
North and Midwest	10.0%	10.0%	9.0%
Southeast	62.6%	63.8%	65.5%
South	13.3%	14.6%	14.7%

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

Automated teller machines (“ATMs”)

As of December 31, 2025, we operated a network of 6,006 ATMs, including those located in our branches and mini branches. Furthermore, our clients have access to the “Banco24Horas” network, which, as of December 31, 2025, consisted of 26,705 self-service terminals. Through this network, our customers can access their accounts, conduct banking transactions, and purchase most of the products and services available in our portfolio.

Technology and Infrastructure

In 2025, we reinforced the central role of technology in enabling our strategy of being a digital bank with branches with a strong presence in our customers’ lives, further accelerating the digitalization of our businesses and optimizing the integrated operation of our physical, digital and remote channels.

In a context of increasing account creation per person and rising competitiveness among the digital solutions offered by the main players in the Brazilian financial market, we intensified the use of technology to deeply understand customers’ real needs and offer hyper-personalized products and services, as well as solutions that enable customers to manage their financial lives, including across several banks, without losing our focus on the continuous improvement of customer service and experience across all journeys.

F1RST Digital Services, our technology company, maintained its key strategic role in enabling and supporting the businesses, with a culture driven by innovation and the development of technology talent to deliver secure and stable technological solutions with agility. F1RST Digital Services works in a partnership model with our various business areas and with a mindset focused on making customers’ lives easier, going beyond delivering products and services to strive for excellence in customer experience. We also highlight notable advances across the main pillars of the technology operating model:

•	Technology Teams Merged with the Business: Our functional structures for delivering technology solutions, the Business and Enterprise Domains, were reviewed and aligned to the global operating model, with the local implementation of the Global Domains, our functional structures for delivering products and services for the businesses, in alignment with the global operating model, seeking to expand collaboration with global teams in the design, development and implementation of components for the global platforms. We believe this change enhances our ability to develop scalable solutions that bring greater value to the business and to customers at the global, regional and local levels.
•	Innovation and Technical Excellence: We strengthened our innovation culture by creating a Chief Data Analytics and AI Office structure aligned with our global strategy, dedicated to accelerating the cross-functional application of AI solutions across businesses and internal processes, with the objective of expanding the potential gains in productivity and efficiency. In addition, we increased the sharing of code and engineering and architecture best practices between local and global teams, enhancing the technical quality of our technology solutions.
•	Operations Stability and Resilience: Our “Always On” culture, which centers on ensuring the highest level of stability and resilience in our operations, remained central. We strengthened the active and cross-functional participation of technical specialist teams in resilience engineering to monitor, educate, and enable tools that help solution-delivery teams enhance the stability of their systems. Additionally, we restructured the governance area, placing greater emphasis on the periodic monitoring and reporting of key operational indicators, and we established new stability forums, with the participation of our Chief Information Officer and technical leadership, to ensure continuous follow-up on the definitive remediation of incidents’ root causes.
•	Talent Attraction and Training: In line with our strategy of attracting and developing technology talent, we invested in training so that our employees can build a solid foundation in technology topics and thereby enhance the value delivered to the business. We expanded the training offerings in our cloud enablement program in partnership with Amazon Web Services (AWS Level Up Program), including new tracks for certification in “AI” and “Machine Learning Engineering”, and today our internal training platform (Tech Knowledge) includes more than 110 learning journeys and training programs for various technology career paths.

We believe these advancements enable technology to support the growth of the business, delivering high-quality services and experiences to our customers. Below we list other technology highlights from 2025:

•	Investments: In pursuit of becoming a leading investment platform in the market, grounded in human-scale relationships and digital excellence, we invested in technology to deliver a hyper-personalized experience to our customers and increase the productivity of our advisors. We launched Pitch Maker, an AI assistant that correlates and analyzes data in real time to understand the investor profile and generate portfolio and product recommendations within seconds, enabling faster, smarter, and more tailored service for each customer. This empowers our advisors to deliver high-quality, personalized service, as evidenced by the high customer satisfaction levels, with an NPS of 87 points as of December 31, 2025 (an increase of six points since December 31, 2024).

•	Individual Bank Account (Digital Channels): In line with our ambition to be the customer’s primary bank, we improved our digital experience with the launch of our new mobile application (One App), an innovative and comprehensive multi-bank solution that seamlessly connects our customers to our entire ecosystem, allowing them to manage their financial lives simply and fully. The application was built on a global platform with a modern architecture, delivering greater efficiency and standardization in the development of scalable components, while ensuring increased resilience and security. Moreover, the new application was developed based on continuous customer feedback, with more than 90 surveys conducted and over 100,000 customers consulted, with the goal of offering an experience that goes beyond the traditional banking relationship, focusing on value creation through intuitive and personalized journeys. We highlight three main advantages of the new home screen (Global Position), which serves as the customer’s gateway to the new digital experience:
◦	A consolidated view of all the customer’s financial information such as balances, limits, cards, and investments supporting faster and more informed decisions.
◦	Dedicated conversational spaces designed to enable more personal conversations between the bank and customers through financial-management content and personalized offers that are always aligned with the customer’s products and life stage.
◦	Simplified customer service through quick access to the main support channels, such as the chatbot, specialists, and the help center.
•	Corporate Bank Account (Digital Channels): We refined the experience we offer, making it simpler, more efficient and better aligned with what we believe are the real needs of businesses. We introduced new open finance and payments features in the channel, enabling the centralization of customers' financial resources at Santander Brasil and ensuring greater automation and efficiency for recurring payments. We also enhanced the transactional experience with improvements to the checking account statement and by increasing the number of simultaneous DDA (Authorized Direct Debit – “Débito Direto Autorizado” in Portuguese) payments from 10 to up to 150, ensuring greater agility for high-volume operations. On the security front, we provided a new “Security Center,” increasing customers’ ability to monitor and control access and devices, ensuring greater protection in the digital environment. These initiatives reinforce our commitment to offering secure and productivity-oriented digital solutions that simplify companies’ financial management, customer primacy and satisfaction, in a context of increasing digital channel usage.
•	Cards: We advanced in the development of our new global card platform, built on a cloud infrastructure and a modern architecture that enables simplified creation and integration of new offers and products, in addition to customer-centric limit management. More than 20 million debit cards have already been migrated to the new processing platform, delivering immediate benefits such as the automation of the card dispute workflow. In addition, we introduced Pix via credit cards, a new payment method that combines the speed of Pix transactions with the flexibility of credit cards. This new option allows customers to make Pix payments via mobile using their credit card limit and to split the amount into up to 12 installments, offering greater financial flexibility—especially in situations where there is no available account balance or when customers prefer to allocate their balance to other priorities.
•	Payments: We modernized our payments architecture, enabling all Pix processing on the new global payments platform of the Santander Group (Payments Hub), and facilitated the payment experience by introducing a unified field that recognizes all types of payments, allowing customers to make all their payments in one place. Additionally, we implemented new payment solutions, including:
◦	PIX payments using the customer’s credit card limit.
◦	Contactless PIX, enabling customers to make payments even faster and more securely using Google Wallet by simply tapping their smartphones on NFC-enabled terminals, eliminating the need to open the banking app or scan QR codes.

◦	Automatic PIX, which enables simple and instant recurring payments, replacing the traditional direct debit system that depends on business days and banking hours.

We also enhanced payment security by offering customers “AutoMed”, a mobile feature for disputing Pix transactions resulting from scams or fraud, and by strengthening our internal security and resilience capabilities for Pix and payment application programming interfaces.

•	Security: We invested in technology to strengthen security layers across our products and financial transactions. For example, we created “Security Alert,” an additional protection layer in the mobile app that combines artificial intelligence with financial-behavior analysis to identify risk situations in real time during financial transactions such as Pix transfers or “boletos” (Brazilian bank payment slips) payments to suspicious contacts. The alert is triggered whenever the system detects unusual transaction behavior, and the app displays a notification prompting the customer to review and confirm whether they want to proceed with the transaction.
•	Generative Artificial Intelligence, or GenAI: We continued to expand the adoption of GenAI across the organization to deliver a better customer experience, supported by a newly established Data Analytics and AI structure dedicated to ensuring alignment with the global strategy and the responsible use of this technology, in accordance with the frameworks and policies set within the Santander Group. We highlight the following domains in which we expanded GenAI adoption:
◦	Sales and Investment Advisory: Improved quality and agility in personalized product and investment recommendations, contributing to higher offer-conversion rates and increased customer satisfaction and retention, while also improving the productivity of sales teams.
◦	Customer Service: AI models were enhanced to improve chatbot and virtual-assistant capabilities, enabling faster and more accurate responses, resulting in higher customer satisfaction.
◦	CRM Models: Categorization of credit card and checking account transactions using data collected through Open Banking, enabling a deeper understanding of customers’ financial lives, both within and outside Santander Brasil, and supporting more tailored product offerings that better meet customer needs.
◦	Security: Improvements in capabilities for detecting and preventing fraudulent activities.
◦	Technology Operational Efficiency: Expanded adoption of tools that support our developers throughout the software development lifecycle, ensuring greater quality and efficiency in planning, design, coding, testing, and systems maintenance. In addition, the adoption of our system obsolescence reduction solution was broadened.
•	Hyper-Personalization: We continued to invest in our customer interaction platform, which enables the capture of insights and the development of a 360º view of the customer’s profile and behavior based on their interactions with us, optimizing the intelligent and personalized offering of products and services. We believe this has allowed us to improve our ability to anticipate customers’ needs, enhance their digital experience and strengthen their relationship with us. As a result of this behavior-based product offer strategy, we have sought to increased customer engagement with contextualized campaigns as well as the digital conversion of offered products.
•	Open Finance: We enhanced our open finance platform with the implementation of solutions that help customers easily manage their financial lives through a complete multi-bank experience, including:
◦	We introduced the new “Bring Money” feature in the mobile app, allowing customers to easily and securely transfer money or salary from their accounts at other banks to Santander Brasil, without leaving the app or undergoing repeated authentication steps. The app connects to the selected bank to complete the validation and displays the transfer confirmation on the screen. The app can also notify customers to bring money from another account whenever their Santander balance is low near a bill’s due date, helping them better manage financial commitments. Since its launch in June 2025, more than 100,000 customers have adopted the service, which we believe has also generated value for companies by enabling more efficient payment and cash-flow management.
◦	We expanded the strategic use of customer-authorized data from other institutions to improve the accuracy of our risk models and further tailor our product and service offerings, in addition to digital navigation improvements, such as simplifying how balances from other bank accounts are displayed on the home screen.

We believe that these developments, among others, further refined customer experience and will help us strengthen our position as our customers’ primary bank.

•	Operational Resilience: Providing high-quality and stable products and services remained a strategic priority for our technology group. In addition to our ongoing focus on refining our secure-development, telemetry and automation capabilities, we established new recurring executive forums with the participation of senior technology group leaders to conduct an in-depth review of the major incidents that affected our operations, with an emphasis on identifying vulnerabilities and permanently resolving issues—for example, contingency strategies involving alternative providers to maintain the availability of critical services for customers. Additionally, we continued investing in the development of resilience-engineering specialists, who work cross-functionally, supporting all software development teams with expertise and tools to ensure end-to-end availability of systems and platforms for customers. We believe that these practices help strengthen our operational resilience over the medium and long term and contribute to delivering a differentiated customer experience.

Communications and Marketing

In 2025, our Global Brand Guide was launched, establishing a new visual identity and unified communication guidelines. All marketing and communication initiatives were conducted with a clear focus on customer benefits, aiming to enhance brand relevance and reinforce its strategic positioning.

Several institutional and commercial campaigns were implemented throughout the year. At the beginning of the year, the “Começos” (which means “beginnings” in Portuguese) campaign was launched to open the year and reinforce the global brand tagline. Subsequently, an investment-focused campaign was rolled out under Santander Select, targeting the high-net-worth and affluent client segment.

In the second half of the year, the positioning of Santander Empresas, under the theme “The bank that left the bank to enter your business” highlighted Santander Brasil’s value proposition for the corporate and SME segments, emphasizing its strengths in relationship management, proximity to clients, and specialized service capabilities.

In addition, several other relevant initiatives were undertaken during 2025, including:

•	The continued development of the Smusic platform, offering exclusive discounts and benefits for clients at international concerts, as well as sponsorship of the Todo Mundo no Rio event featuring a performance by Lady Gaga. We believe these initiatives contributed to increased brand awareness and high levels of engagement across digital and social media channels. We believe the Smusic campaign has boosted Santander Brasil’s engagement on social media.
•	Global sponsorship of Formula 1, providing exclusive experiences for Santander Brasil clients during the São Paulo Grand Prix, alongside tailored commercial offerings during the period, including vehicle financing solutions.

In terms of internal communications, we continued with our monthly live event “Together with Mario Leão,” broadcast to our employees through the “Santander Now” app. In 2025, we created a newsletter called “Acontece Santander” (which means “It happens at Santander” in Portuguese) covering culture, people, sponsorships, innovation and sustainability. We achieved an average email opening rate of 47% across the 10 issues we published. We also worked on non-financial asset campaigns, generating engagement and pride in belonging. At Santander Now, our main content platform for the internal audience, we had more than 600 thousand unique users accessing content in the year. In addition, we had the launch of the NOW Assistant, using GenAI, to streamline and support mainly the service of the commercial network, with content for day-to-day action. We also launched Open NOW, a forum for sharing ideas and improvements (of processes and experience), to bring inputs to strengthen the organization’s reputation for our products and services. We also launched the Single Communication Guide, a document with guidelines and good communication practices to help employees have a clear, simple, and objective conversation with customers (internal and external) in all service channels. Finally, we worked on the review of chatbot journeys with the objective of standardizing and disseminating the tone of voice, through participation in squads and review of journeys with customers in the channels (chatbot, voice, human chat, apps, internet banking and Whatsapp).

Sustainability Initiatives

Our sustainability history started over 20 years ago. Throughout this period, we have refined our programs, businesses and governance relating to sustainability.

The key focus throughout this time has been on the assessment and mitigation of social, environmental, and climate risks when providing loans, assistance to businesses that support customers’ transition toward a low-carbon economy, and the building of a more inclusive society through actions in education, employability and entrepreneurship. To ensure proper governance of this process, we rely on internal policies and controls supported by our senior leadership.

Our sustainability efforts are carried out under our Social, Environmental and Climate Responsibility Policy (“PRSAC”, in Portuguese), which outlines social, environmental, and climate principles and directives for conducting business and engaging with the organization’s stakeholders. The PRSAC aims to prevent negative impacts and to maximize positive impacts arising from our financial operations and activities. The PRSAC meets the requirements of CMN Resolution No. 4,945/2021 and SUSEP Resolution No. 666/2022.

We expanded our internal training course offerings on sustainability topics to some of our affiliates. We monitor specific sustainability goals, which are used to evaluate the performance of executives and other employees and directly impact their variable compensation.

In 2021, we announced our ambition to achieve net zero emissions in our operations, credit portfolios, and investments by 2050, through the use of internal methodologies that take input and recommendations from the Net Zero Banking Alliance, or “NZBA” guidelines. We expect that customer engagement and support, through transition financing, will be the main paths to achieving our reduction targets.

We have engaged with the Brazilian federal government’s initiatives to steer the transition to a low-carbon economy, not only through advocacy efforts but also through active and direct participation. One example is the “Eco Invest Program,” structured by the Brazilian National Treasury and aimed at attracting foreign capital to finance projects supporting climate transition through blended financing mechanisms. In 2025, one Eco Invest auction took place - focused on the restoration of degraded pastures - and two new auctions have been announced, aimed at exchange rate mechanisms to attract private equity investments and projects in the bioeconomy, respectively. Santander has been actively contributing to the dialogue with the National Treasury and has been granted one of the largest allocations in the two auctions that have already taken place, with a total commitment to mobilizing R$7.15 billion to eligible projects.

In relation to the establishment of our decarbonization plans for the most carbon intensive sectors, we have focused our efforts on the agriculture sector given the significance of agricultural production in Brazil. To start this journey, in 2022 we sought the specialized support of WayCarbon, a Brazilian company renowned for solutions aimed at decarbonizing the economy. Since then, we have been working together on the development of methodologies and metrics with scientific references, which enable us to estimate the sector’s emissions and understand the production links with decarbonization potential. In 2025, we participated in a study by the FGV to develop decarbonization curves for soy, corn, and beef cattle.

We also participate in the Banking for Impact on Climate in Agriculture (B4ICA) initiative, coordinated by the World Business Council for Sustainable Development in partnership with the United Nations Environment Programme Finance Initiative (UNEP FI), the Partnership for Carbon Accounting Financials (PCAF), and the Environmental Defense Fund (EDF), along with other banks, contributing to the development of guidelines that assist the sector in transitioning to a low-carbon economy, continuously improving the measurement and accounting of emissions associated with agribusiness.

As part of our climate ambition, we manage the environmental impact of our own operations by measuring and disclosing scope 1, 2 and relevant scope 3 emissions from our buildings, offices and branches, prioritizing reduction over compensation. Over the past decade, our efficiency initiatives have significantly reduced scope 1 and 2 emissions, supported by multi-year plans that combine more efficient facilities, better maintenance and operations, technology upgrades, and the purchase and self-production of renewable energy. We continue to offset the residual scope 1 and 2 emissions we are unable to eliminate through carbon credits selected based on a rigorous due diligence process. With respect to scope 3, our focus is on emissions from our portfolio, that is, financed emissions; at the Santander Group level, we have decarbonization targets for the most carbon-intensive sectors.

Regarding sustainability frameworks, we continue to follow the guidelines of the Global Reporting Initiative (GRI), the Task Force on Climate-Related Financial Disclosures (TCFD), Sustainability Accounting Standards Board (SASB) and of the principles of integrated reporting. We also connect our activities to the UN Sustainable Development Goals. Since 2023, we began considering the impact of the IFRS S1 and S2 standards, launched by the International Sustainability Standards Board (ISSB), which became mandatory for a large range of companies in Brazil as of January 1, 2026, in accordance with CMN Resolution No. 5,185/2024 and CVM Resolution No. 193/2023.

Our main achievements in 2025 include the following:

•	We enabled R$38.6 billion in sustainable businesses (including both balance sheet financing and issuances of indebtedness or other financing which we have facilitated) including green bond issuances, clean energy financing, and dedicated product options.
•	We maintained market leadership in decarbonization credits (créditos de descarbonização), or CBIOs, with a 41% share of the CBIOs in Brazil in the year ended December 31, 2025 according to data from the B3.
•	With the aim of supporting our customers in the transition towards a low-carbon economy, we hosted a series of events called “Climate Dialogues” as preparation for the COP30. In partnership with WayCarbon, we discussed topics such as transportation and mobility, decarbonization of basic industries and agribusiness. We also participated in more than 50 strategic forums held in Brazil and abroad on the subject, reinforcing our commitment to the global climate agenda. Among the events we participated in, we can highlight the Brazil Climate Investment Week, the London Climate Week, Febraban Tech, and the World Economic Forum.
•	In 2025, we facilitated the first transaction of the New Climate Fund focused on reforestation in Brazil, with an investment of R$ 100 million, of which R$ 80 million came from the climate fund and R$ 20 million from a BNDES financing line. The transaction was guaranteed by Santander Brasil, which we believe marks a significant advance in the mobilization of private capital for climate solutions. The beneficiary was Mombak, a startup specializing in carbon removal, which works on the restoration of degraded areas in the Amazon. This Mombak project will be implemented in the state of Pará and aims at the recovery of Amazonian biodiversity, large-scale carbon removal, and the generation of local jobs, promoting a new economy of the standing forest.
•	Biomas, an ecological restoration company co-founded by Santander Brasil and five other companies, launched its first forest restoration project in partnership with Veracel Celulose in the south of the state of Bahia. The Muçununga Project aims to recover 1,200 hectares of the Atlantic Forest, planting two million seedlings of over 70 native species, such as yellow ipê, jatobá, and jacaranda-da-bahia. With an initial investment of R$ 55 million, we believe the project has the potential to generate 500,000 carbon credits over 40 years, with a premium market value due to the high integrity of the credits and the positive impacts on biodiversity and local communities. We believe that this initiative also promotes environmental benefits, such as improved soil and water quality, and social benefits, such as job and income generation in municipalities in the region.
•	We launched the “Ability without Limits” program, a journey for hiring and training professionals with disabilities.
•	In microfinance, Prospera achieved a credit production of R$ 5.2 billion in the year ended December 31, 2025, a 6% increase over the year ended December 31, 2024. The total portfolio grew 5% compared to December 31, 2024, reaching R$3.5 billion as of December 31, 2025, with a total active customer base of 1.2 million as of December 31, 2025. Beyond the financial results, Prospera impacted more than 10,000 people with Educar para Prosperar, our in-person financial education program for clients and non-clients in the communities where we operate.
•	In educational initiatives carried out by Santander Brasil, more than 11,000 people have benefited through programs in Brazil. The awarding of 80 scholarships to university students at the University of Salamanca to learn Spanish and the offering of 15,000 Artificial Intelligence scholarships for teachers are some of the initiatives undertaken. In 2025, the innovation and technology committee was created and added to the structure of the advisory committees to the board of directors to foster and oversee the implementation of innovation initiatives throughout our organization.
•	The pillars of our volunteering program are financial education, professional development and safeguarding the rights of children, teenagers and the elderly. We have provided financial education to teenagers and adults and mentoring for young people, as well as organized a winter clothing campaign, among other volunteering initiatives.

In 2025, we monitored the execution of 65 projects from the Amigo de Valor program and 47 projects from the Parceiro do Idoso program. More than 8,000 children, elderly people, and their families were directly benefited by the assistance we provided. When taking into account the total amount mobilized by Santander Brasil, its affiliates, clients and employees, the reach of the initiatives exceeds 20,000 people.

We also launched a new campaign to support projects that will be executed throughout 2026. Over R$26 million were raised to support 59 projects of the Amigo de Valor program aimed at expanding and improving the provision of social assistance services for children and adolescents in vulnerable situations. R$18.5 million were raised to support 47 projects of the Parceiro do Idoso program that will contribute to promoting dignified aging and improving local public policies.

•	We launched the Santander Integrated Social Program with the goal of expanding social impact in municipalities with greater social vulnerability and a strong bank presence. The initiative combines different areas of action, focusing on local development, income generation, and improving the quality of life for the population. The first phase took place in 30 municipalities in the states of Pernambuco and Maranhão, all with low human development index scores, and focused on cultural and sporting activities.
•	Through the provision of tools based on our financial education policy, such as communication processes in the customer journey and product journey, lectures, and courses, more than 48 thousand people were impacted by some form of financial education action. Our financial education portal presents content, guides, and spreadsheets to support financial health. We also engage in community-oriented volunteer activities and various lectures.
•	We also have a diverse and independent board of directors, with 45% of members being women and 45% of members being independent as of December 31, 2025.

In recognition of our environmental, social and governance efforts, we have been awarded “Best Bank for Sustainable Finance in Brazil 2025” by Euromoney magazine and we also received the “LatinFinance Project & Infrastructure Finance Awards” in three different categories in 2025: Infrastructure Bank of the Year in Latin America; Renewable Energy Finance of the Year; and Road Finance of the Year.

During COP30, we participated in the “B3 ESG Index Triad Celebration,” which brought together 30 companies that stand out for their good ESG practices and performance. The award-winning companies are part of the three main sustainability indices of B3: ISE (Corporate Sustainability Index), ICO2 (Efficient Carbon Index), and iDIVERSA (Diversity Index). We also achieved an A-rating from CDP, the largest database on corporate practices related to climate change, emissions, water, and forests.

Competition and Industry Transformation

Currently, there are five commercial financial institutions at the forefront of the Brazilian financial services industry in terms of assets: Santander Brasil, Bradesco, Itaú Unibanco, Banco do Brasil and Caixa Econômica Federal. Together, these financial institutions accounted for 66.9% of the credit and 66.1% of the deposits available in Brazil as of September 30, 2025, according to the Brazilian Central Bank and the interim financial statements of the aforementioned banks.

The following table shows the total loans and deposits of the five leading financial institutions in Brazil as of September 30, 2025:

	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil	Caixa Econômica Federal	Financial System

	(in billions of R$)
Total loans(1)	550.3	771.8	816.3	1,111.7	1,334.1	6,850.4
Total deposits(1)	487.3	660.6	1,008.8	615.8	639.6	5,164.7

(1)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (September 30, 2025). Data as of December 31, 2025 was not available as of the date of this annual report.

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

In accordance with the Basel III standards, the Brazilian Central Bank created the additional core capital buffer (adicional de capital principal), which is composed of the sum of three buffers:

•	Core Capital Conservation buffer (Adicional de Capital Principal de Conservação), which was introduced to ensure that banks have an additional layer of usable capital that can be drawn down when losses are incurred. Whenever the buffer falls below 2.5%, automatic constraints on capital distribution (for example, dividends, share buybacks and discretionary bonus payments) will be imposed so that the buffer can be replenished.
•	Countercyclical capital buffer (Adicional Contracíclico de Capital Principal), which aims to protect the banking sector from periods of excess aggregate credit growth that have often been associated with the buildup of system-wide risks. The countercyclical capital buffer is fixed by the Financial Stability Committee (Comitê de Estabilidade Financeira) based on discussions about the pace of credit expansion, and currently is set zero (Brazilian Central Bank Communication No. 44,254/25). Should the requirement increase, the new percentage takes effect twelve months after the announcement.
•	Core Capital Systemic buffer (Adicional de Importância Sistêmica de Capital Principal), which is applicable to the S1 bank segment (banks with an asset base equivalent to over 10% of Brazil’s GDP or that engage in relevant international activity).

On March 16, 2020, due to the challenging macroeconomic environment resulting from the COVID-19 pandemic, the CMN issued Resolution No. 4,783 which established a phase-in percentage to be applied to the risk-weighted assets value for the purpose of calculating the capital conservation buffer. This percentage increased gradually until April 2022, when it reached 2.5%. Resolution No. 4,783 was subsequently replaced by Resolution No. 4,958 of October 21, 2021, which maintained the risk weighted asset percentage for the purpose of calculating the capital conservation buffer at 2.5%.

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

Recent Developments in Prudential Regulation

On April 26, 2023, the Brazilian Central Bank issued Resolution No. 313, which came into effect in July 2024 and addresses the second phase of the Brazilian Central Bank’s market risk framework (FRTB). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of RWA related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading book (RWADRC). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate hedging mechanisms into their portfolios to reduce effective exposure to risk.

With respect to operational risk, the Brazilian Central Bank issued Resolution No. 356, on November 28, 2023, which came into effect in January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for RWAOPAD currently in use (BIA, ASA and ASA2) with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.

On December 23, 2024, the CMN and the Brazilian Central Bank issued Resolution No. 5,199 to establish a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules and based on IFRS 9. This transition schedule aligns with the Basel Committee recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9. The approved regulation partially restores regulatory capital that may have been reduced due to the shift to the new provisioning model. Details of the implementation will be communicated in due course, and the rules came into force on January 1, 2025.

On May 30, 2025, Resolution No. 5,221 was issued, which amends CMN Resolutions No. 4,950 and No. 4,911, regarding the preparation and reporting of accounting documentation by the prudential conglomerate. The rule establishes that, as of July 2026, financial institutions may calculate the leverage ratio on a standalone basis, referred to as the prudential sub-conglomerate (subconglomerado prudencial). The prudential sub-conglomerate is composed of the lead institution of the conglomerate and other entities incorporated in Brazil that are part of the prudential conglomerate, provided there are no restrictions on the transfer of assets among the institutions.

Based on the introduction of the standalone basis calculation structure, the CMN issued Resolution CMN No. 5,222 on May 14, 2025, enhancing the framework for risk and capital management and the calculation of the liquidity coverage ratio (Liquidez de Curto Prazo), or LCR. As from September 2025, financial institutions are required to implement policies, strategies and procedures to ensure the timely transfer of liquidity among the entities of the prudential conglomerate in the event of liquidity or capital shortfalls. Additionally, the rule establishes that the LCR must be calculated on a standalone basis, based on the prudential structure adopted by the institution.

On May 14, 2025, the CMN also issued Resolution No. 5,223, which updated minimum leverage ratio requirements for financial institutions. The rules introduced an individualized leverage ratio requirement, in addition to the existing consolidated requirement. The regulation also implements a phased compliance schedule, with the requirements taking effect in full by 2028, and sets differentiated minimum ratios for individual and consolidated bases. These changes aim to align Brazil’s prudential standards with international Basel III recommendations and address concerns regarding the need for individual-level prudential oversight within financial conglomerates.

Moreover, in November 2025, the Brazilian Central Bank released Public Consultation No. 128, proposing amendments to RWACPAD regulations to refine recognition of credit risk mitigation instruments (financial collateral, bilateral netting, personal guarantees, credit derivatives, and credit insurance) and to revise the CEM for derivatives by aligning key parameters with SA-CCR (including a 1.4 multiplier and PFE floor). By means of the proposed new rules, the Brazilian Central Bank intends to allow single netting sets across derivatives and securities financing transactions. The draft rule also introduces preferential risk weights for specified payroll-deducted retail exposures and clarifies eligibility and haircuts for recognized collateral. The public consultation will be open for comments until February 3, 2026.

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

Compensation Rules for the Management of Brazilian Regulated Institutions

In September and November 2024, the Brazilian Central Bank and the CMN introduced new regulations addressing the compensation policies for officers of financial institutions, payment institutions, and other entities under its authorization. These measures, outlined in CMN Resolution No. 5,177 and BCB Resolution No. 432, which came into force on January 1, 2025, replaced the previous CMN Resolution No. 3,921, in effect since 2010. The new framework introduces enhancements aimed at aligning the current regulation with international standards for governance, risk management, and transparency, while expanding the applicability of these rules to smaller institutions.

A cornerstone of the new framework is the obligation for institutions to establish compensation policies that ensure variable compensation aligned with long-term performance and effective risk management. Among the key provisions, at least 50% of variable compensation must be paid in shares or equivalent instruments, and at least 40% of the total compensation must be deferred for a minimum period of three years. These deferred payments will be subject to malus mechanisms, which allows for reductions or cancellations in cases of financial losses or other adverse outcomes. Moreover, extraordinary payments to executives upon their departure are restricted unless they align with the institution’s risk and value creation frameworks.

Governance requirements under the new regulations are also enhanced. Larger institutions, particularly those listed as public companies or leaders within designated financial segments, are required to establish statutory compensation committees, which must include independent members and have the task to oversee the design and implementation of compensation policies. For smaller institutions, the responsibility for such functions may be assigned to the company’s board of directors.

The regulations also impose heightened transparency requirements. Institutions are now required to disclose annual reports detailing their compensation practices, which must include comprehensive descriptions of the performance metrics used, the mechanisms for risk adjustment, and the allocation of various compensation components.

By updating these rules, the CMN and Brazilian Central Bank seek to strengthen the governance and sustainability of regulated institutions, ensuring that compensation practices support prudent management and long-term stability across the sector.

Recent Developments on Banking as a Service (BaaS)

On November 28, 2025, the Brazilian Central Bank and the CMN issued Joint Resolution No. 16, which regulates the provision of Banking as a Service, or BaaS, by financial institutions, payment institutions, and other entities authorized to operate by the Brazilian Central Bank. Joint Resolution 16/25 defines BaaS as the contractual arrangement under which BaaS providers make specified financial and payment services available to clients through an integrating entity that interfaces with clients, and it clarifies the definitions of the BaaS service, the BaaS provider institution, the BaaS service-taking entity, and the client, while expressly excluding activities such as correspondent banking services, data processing/cloud services, Open Finance partnerships, and activities of sub-acquirers and network service providers from the BaaS scope.

Joint Resolution 16/25 sets forth that BaaS contracts may cover, exclusively, one or more of the following services: (i) opening, maintenance and closing of demand deposit, savings deposit, and prepaid or postpaid payment accounts; (ii) payment services conducted through those accounts; (iii) merchant acquiring services; (iv) credit operations (offer, contracting, administration, and collection); and (v) additional services that may be included by the Brazilian Central Bank in the future. It requires that services be provided by authorized institutions within their permitted activities and via electronic channels through system/platform/process integrations between the BaaS provider and the service-taking entity. It also sets conditions on account ownership, payment transaction flows, and debtor identity for credit operations, and clarifies that services outside the listed scope are not BaaS and cannot be offered as such.

BaaS contracts must specify the object, roles and responsibilities, remuneration, security measures, Brazilian Central Bank access rights to information, client demand handling, restrictions on fees charged in the name of the service-taking entity, declarations regarding the prohibition on unauthorized financial activities, and restrictions on sub-contracting BaaS services, among other terms. They must also ensure transparency about the status of the service-taking entity (including that it is not an institution authorized by the Brazilian Central Bank, as applicable), responsibilities for client communications (including upon termination and for credit portability and post-cession rights), data sharing necessary to fulfill responsibilities, and the provision of information for KYC, fraud prevention, and AML/CFT procedures. The contracts must address resolution scenarios and termination, including access by the resolution authority, advance notice of service interruption, transparency to clients, and client options regarding relationships with the provider and the service-taking entity.

The provider institution bears responsibility for the reliability, integrity, availability, security, confidentiality, and regulatory compliance of services provided under BaaS, including KYC, fraud prevention, and AML/CFT. While ancillary tasks may be performed by the service-taking entity, the provider must supply the necessary tools and remains responsible, and SCR access/sharing with the service-taking entity is prohibited for ancillary tasks related to credit operations. Institutions acting as BaaS providers or service-taking entities must designate a director responsible for compliance with the resolution.

Naming Regulations for Authorized Institutions in Brazil

On November 28, 2025, the Brazilian Central Bank and the CMN issued Joint Resolution No. 17, which governs the nomenclature and public presentation of institutions authorized to operate by the Brazilian Central Bank. The rule applies to the institution’s full nomenclature – comprising its corporate name, trade name, brand, and internet domain – and to any medium used for communication or public presentation to clients and users.

Joint Resolution 17/25 requires institutions to include, in their corporate names, terms that clearly reference the scope of their authorization to operate granted by the Brazilian Central Bank. It prohibits use, in any nomenclature, of terms — whether literally or by morphological or phonetic similarity — that suggest activities or an institutional type for which the entity does not have specific authorization. Cooperatives may reference their cooperative system in their nomenclature. Institutions that are part of a prudential conglomerate may incorporate the conglomerate’s name, provided it is clear to clients which type of institution within the conglomerate they are interacting with and the conglomerate’s name does not include terms identifying a type of institution not included in the conglomerate.

Private Payroll Deduction Loans

Law No. 10,820, of December 17, 2003, as amended by Law No. 15,179, of July 24, 2025, modernizes the framework for private payroll-deduction loans by facilitating the use of digital platforms for both the solicitation and management of these credit arrangements.

The reform is intended to enhance efficiency, strengthen security, and improve accessibility for workers. Under the updated rules, formal employees — including rural workers, domestic workers, and registered sole-proprietor micro-entrepreneurs (MEIs) — may apply for loans on more favorable terms directly through Brazil’s official Digital Work Card application. Loan repayments are capped at 35% of the borrower’s gross salary, with the option to pledge up to 10% of the FGTS (Severance Indemnity Fund) balance or up to 100% of the termination indemnity payable upon dismissal without cause as collateral, and installments are deducted automatically from payroll via the national eSocial system.

The measure is expected to deliver tangible benefits to workers by expanding access to lower-interest credit facilities and reducing administrative costs. For the first 120 days following the launch of the systems or platform, funds from new payroll-deducted loan transactions with authorized institutions must be used exclusively to repay either (i) non-payroll-deducted loans with outstanding installments without collateral, or (ii) payroll-deducted loans with outstanding installments, provided the borrower has such active obligations on the date the new loan is granted.

These new credit operations may be offered by any duly authorized payroll-deducting institution and must carry an interest rate lower than that of the original loan being refinanced. In such cases, lending institutions are required to report the relevant loan data to the designated public operating agents. This priority repayment structure is intended to encourage the replacement of higher-cost debt with cheaper, payroll-deducted alternatives, thereby contributing to broader economic stimulus.

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

Meanwhile, on October 23, 2023, CVM issued Resolution No. 193, which provides that publicly listed companies in Brazil, such as us, investment funds and securitization companies must prepare and disclose, subject to certain requirements, financial information reports related to sustainability and climate in accordance with international standards (IFRS S1 and IFRS S2) issued by the International Sustainability Standards Board, or ISSB. The compliance with such standards became mandatory as of the fiscal year beginning on January 1, 2026.

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

On November 4, 2025, the Brazilian Central Bank launched Public Consultation No. 127, proposing amendments to BCB Resolution No. 139/2021 to expand and standardize the Social, Environmental and Climate Risks and Opportunities Report (GRSAC). The proposal introduces a second phase of requirements focused on quantitative metrics and targets, while refining the qualitative tables adopted in 2021, and aligns disclosures with international standards, including IFRS S1 and S2 and the Basel Committee’s Pillar 3 framework for voluntary climate risk disclosures. The new framework structures the GRSAC Report into standardized qualitative and quantitative tables covering governance, strategy, risk management and climate risk (transition and physical), as well as sectoral exposures and emissions, agriculture by biome, power generation by source, physical risk metrics for drought and heavy rain, transition plans, and social and environmental risk exposures. Disclosure of business opportunities remains voluntary; disclosure of national and international voluntary commitments follows new standardized tables (COMP1 and COMP2). The consultation also clarifies the use of climate scenario analysis, with parameters for narratives, time horizons and scientific bases.

Implementation is phased. For S1 and S2 institutions, the new GRSAC format would take effect in January 2027, with the first publication in 2028 using a December 2027 reference date. S3 institutions become subject to all tables with the first required publication based on December 31, 2028; S4 institutions, previously limited to a qualitative governance table, must disclose standardized information on social, environmental or climate commitments via COMP1 and COMP2 on the same timeline as S3. S5 institutions remain exempt. The proposed rules preserve flexibility to add granularity or justify omissions where immaterial and allow complementing tables to meet the sustainability financial reporting requirements aligned with IFRS, subject to consolidation scope differences. The public consultation remains open for comments until February 13, 2026.

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

New Rules Applicable to the Perfection and Enforcement of In Rem Collateral

On October 30, 2023, the President of Brazil enacted Bill of Law No. 4,188/2021, leading to the enactment of Law No. 14,711. This legislation brings about significant alterations to the Brazilian legal landscape concerning collateral, with the objective of enhancing legal certainty, reducing interest rates on secured loans, and expanding credit accessibility for borrowers. Its primary objective is to address the existing issue of immobilized capital in the fiduciary sale of real estate, where, prior to this legislation, a property could not be utilized as collateral more than once. Consequently, Law No. 14,711 implements adjustments to Brazilian civil law to tackle this issue, including: (i) permitting a new fiduciary sale over the same property; (ii) extending an existing guarantee to a new debt; and (iii) introducing the figure of the collateral agent into the Brazilian legal framework. Additionally, the new law incorporates various enhancements concerning the perfection and extrajudicial enforcement of collateral, including the modification and repeal of outdated laws, alterations to collateral registration regulations, among other measures.

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

Furthermore, on August 24, 2023, the CMN issued Resolution No. 5,094 and the Brazilian Central Bank issued Resolution No. 339, which establish changes related to the issuance, registration, centralized deposit and negotiation of book trade acceptance bills (duplicatas escriturais), such as the establishment of a new settlement system for book trade acceptance bills and the provision to establish a contestation procedure by the bookrunner companies, which must be uniform, documented and with a response period of three days, when referring to the services of the bookrunner companies themselves. In December 2024, a convention regarding the interoperability of the registration and bookkeeping systems applicable to book trade acceptance bills was signed by market participants. The system is expected to begin operating by the end of 2026.

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

On March 3, 2022, the Brazilian Central Bank issued Resolution No. 195/22, which regulates the SPI. Resolution No. 195/22 also approved the regulation with which the direct and indirect participants in the SPI must comply and Brazilian Central Bank Normative Ruling No. 243/22 established the procedures and timetable for the tests necessary to register as a direct participant in the SPI.

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

On September 25, 2025, CMN issued Resolution No. 5,251 and the Brazilian Central Bank issued Resolution No. 505, rules that imposed new requirements mandating that debit authorizations involving corporate or non-regulated payees comply with automated PIX standards, and obligating depositary and recipient institutions to revise their contracts and related operational procedures.

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

The CMN and the Brazilian Central Bank established a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules, based on IFRS 9. This transition schedule, expected to begin in December 2025 and end in January 2028, aligns with Basel III recommendations which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS 9.

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

Both resolutions came into effect on February 2, 2024, with the exception of the prohibition of the use of proceeds from LCA issuances for rural credit benefiting from Brazilian federal subsidies, which came into effect on July 1, 2024.

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

On November 10, 2025, the Brazilian Central Bank issued BCB Resolution No. 522, which amends BCB Resolution No. 150/2021 and implements rules resulting from Public Consultation No. 104. The new framework strengthens centralized risk management in payment schemes that are part of the SPB, expressly allocating to the payment scheme settlor (networks) ultimate and non-derogable liability to ensure the settlement of all transactions to receiving users, including with its own funds if adopted protection mechanisms are insufficient. Resolution No. 522 enhances transparency over risk allocation and financial risk mitigation tools, and bars delegation of sub-acquirer oversight: the settlor (network) becomes solely responsible for monitoring participants’ risks and may not delegate sub-acquirer risk management to acquirers. It also reinforces “honor all cards,” prohibits the requirement of collaterals among participants, limits participants’ financial liability in chargebacks to 180 days from the transaction authorization (after which, where rules permit, liability shifts to the network), and strengthens controls on fraud, AML/CFT, as well as conduct standards with payers. The rule further advances interoperability, information sharing, authorization/change/cancellation processes for arrangements, full participation of sub-acquirers in centralized clearing and settlement, and transparency of fees charged within arrangements.

Resolution No. 522 became effective upon publication (November 12, 2025). In view of the structural changes to risk management, scheme settlors must, within 180 days of publication, (i) submit to the Brazilian Central Bank requests for authorization to amend the regulations of their payment schemes to reflect the new requirements and (ii) implement the full participation of all sub-acquirers in centralized settlement for schemes subject to centralized settlement, along with related operational interfaces (including information exchange between settlement infrastructures and receivables registries) and enhanced tariff and penalty disclosures.

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

The Brazilian Central Bank and the CMN have also recently adopted new measures that intensify controls over fraud prevention and the integrity of banking and payment accounts. These measures require institutions to reject certain payment transactions linked to suspected fraudulent accounts and to terminate accounts used for unauthorized financial or payment services or where grave customer-information irregularities are identified.

On September 11, 2025, the Brazilian Central Bank issued Resolution No. 501, establishing that Brazilian financial institutions and licensed payment institutions must reject payment transactions destined to demand deposit, savings, or prepaid payment accounts where there is a well-founded suspicion of fraud, with the receiving institution required to notify the account holder of the measure. Institutions may determine suspicion using their own factors and data sources, including public or private databases.

In addition, Brazilian Central Bank Resolution No. 518, of November 3, 2025, amends the framework for opening, maintaining, and closing payment accounts by mandating account closure where there are grave irregularities in customer information or where the account is used by the holder to provide financial or payment services within the Brazilian Financial System or Payments System without legal basis or in noncompliance with applicable regulations. The rule provides a non-exhaustive example covering the use of payment account funds to make or receive payments, or to settle obligations, on behalf of third parties in a manner that could conceal or substitute third-party obligations and prevent their identification. Institutions must adopt and board-approve internal criteria for such determinations, may rely on public or private databases, and must retain related documentation for at least 10 years.

Similarly, for deposit accounts, CMN Resolution No. 5,261, of November 3, 2025, amends the core deposit account framework to require closure where there are grave irregularities in customer information or where the holder uses the account to provide unauthorized financial or payment services within the Brazilian systems referenced above. As with payment accounts, the rule identifies as an example the use of deposit account funds for payments, receipts, or netting of obligations on behalf of third parties in a manner that may conceal or substitute third-party obligations and impede identification. Institutions must establish internal criteria, obtain board approval, and maintain related documentation for at least 10 years.

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

Other

In addition, we are subject to Regulation (EU) 2016/279 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the “General Data Protection Regulation” or “GDPR”). The GDPR has also introduced new fines and penalties for a breach of requirements, including fines for systematic breaches of up to the higher of 4% of annual worldwide turnover or €20 million, and fines of up to 2% of annual worldwide turnover or €10 million (whichever is highest) for other specific infringements. Additionally, following the United Kingdom’s withdrawal from the EU, we also are subject to the UK General Data Protection Regulation (“UK GDPR”) (i.e., a version of the GDPR as implemented into United Kingdom law). While the UK GDPR has previously imposed substantially the same obligations as the GDPR, the UK GDPR will not automatically incorporate changes to the GDPR going forward (which would need to be specifically incorporated by the United Kingdom government). Moreover, the UK Data (Use and Access) Act, which makes several modifications to United Kingdom data protection law, received Royal Assent and came into being on June 19, 2025. These changes deviate from the GDPR and permit further deviations in the form of regulatory guidance or secondary legislation, which creates a risk of divergent parallel regimes and related uncertainty, along with the potential for increased compliance costs and risks for affected businesses.

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

A presidential decree issued on October 31, 2025 established the Brazilian Sustainable Taxonomy (Taxonomia Sustentável Brasileira or TSB), a classification system that identifies economic activities, assets, and project categories that contribute to climate, environmental, and social objectives through specific technical criteria. This system is governed and periodically updated by the Interinstitutional Committee for the TSB (Comitê Interinstitucional da Taxonomia Sustentável Brasileira or CITSB) and is built on principles such as scientific grounding, fair transition, consistency across sectors, technical objectivity, proportionality, and interoperability with foreign taxonomies.

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

On July 27, 2022, the Brazilian federal government adopted Decree No. 11,150/22, or Decree No. 11,150, which seeks to prevent and foster the repayment and settlement of consumer over-indebtedness. The rule grants consumers certain basic rights, including the right to responsible credit practices, financial education and relief from over-indebtedness situations through debt review and renegotiation. To preserve a consumer’s “existential minimum,” Decree No. 11,150 creates an “existential minimum income” threshold for consumers, which is fixed at R$600.00, or one-quarter of the federal minimum wage that was in effect at the time the decree was adopted. However, the annual adjustment of the minimum wage will not lead to this amount being updated.

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

On October 3, 2023, the President of Brazil enacted Law No. 14,690, which ratifies the emergency program for renegotiation of debts of individuals in default depending on debtor category, which in turn depends on the amount of the debtor’s debt (Desenrola Brasil). Pursuant to this rule, the CMN and Central Bank issued Resolution No. 5,112 and Resolution No. 365, respectively, establishing other measures to prevent debtor default and consumer over-indebtedness, including rules related to the portability of credit transactions granted in the context of post-paid payment instrument (such as credit cards) financings and rules relating to transparency and disclosure of the total amount of interest and fees charged over post-paid payment instrument financing to consumers, among other matters. Resolution No. 5,112 came into effect on December 26, 2023. However, the provision relating to the limitation on interest rates are applied to financings from January 3, 2024 onward and portability and transparency rules only came into force on July 1, 2024.

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

On September 17, 2025, the President of Brazil enacted Law No. 15,211, establishing the Digital Children and Adolescents Statute, or “ECA Digital.” The implementation of Law No. 15,211 is expected to impose governance, age assurance, parental supervision, transparency, reporting and accountability requirements for companies whose products or services may be accessed by minors, such as applications, online games, social networks, operating systems and digital stores. The rule introduces mandatory risk-prevention and mitigation measures, stricter privacy-by-default settings, limits on data collection, effective age-assurance mechanisms, parental supervision tools, rapid response to illicit or harmful content, and enhanced governance responsibilities for companies, parents, schools and public authorities. The new rule also prohibits exploitative advertising practices, strengthens duties to prevent exposure to inappropriate content and interactions, and mandates technical and organizational controls tailored to risks to minors, creating a new regulatory standard for the online protection of children and adolescents in Brazil. Law No. 15,211/2025 will come into force in March 2026.

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

On July 24, 2025, the CMN issued Resolution No. 5,237, which consolidates and modernizes the regulatory framework applicable to SCFIs. The rule consolidated previously disparate principles across multiple and outdated normative acts, and also revoked outdated rules. Key regulatory implications include the requirement for SCFIs to operate as joint-stock companies, maintain a minimum paid-in capital and net equity of R$7 million (with a 30% reduction for those headquartered outside Rio de Janeiro or São Paulo), and restrict their activities to a defined set of financial operations.

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

On November 10, 2025, the Brazilian Central Bank issued Resolutions Nos. 519, 520 and 521, respectively regulating the licensing process applicable to VASPs, the general rules related to the organization and operations of VASPs, and the foreign exchange registrations related to cross-border virtual assets transactions.

Pursuant to Brazilian Central Bank Resolution No. 520, VASPs must operate under one of three regulated modalities, each defined by the scope of services performed on behalf of clients: (i) intermediary of virtual assets; (ii) custodian of virtual assets; and (iii) exchange (i.e., combining both intermediation and custody). Resolution No. 520 classifies VASPs by modality and restricts cross-activity combinations, except where expressly authorized, thereby structuring the market by function and corresponding controls, governance, and client-facing obligations.

Under Brazilian Central Bank Resolution No. 520, an intermediary of virtual assets, has as its corporate purpose the intermediation of virtual assets and may, solely on behalf of third parties, subscribe issuances, buy, sell and exchange virtual assets, administer portfolios comprising virtual assets and financial instruments, act as fiduciary agent in virtual asset market operations, perform staking operations, and conduct foreign exchange-related virtual asset services, among other activities authorized by the Brazilian Central Bank. Intermediaries may also, with prior notice or authorization where applicable, act as e-money issuers, liquidity providers, market makers, or providers of financial services such as issuer advisory and independent financial counseling, subject to applicable Brazilian Central Bank and CVM rules and any specific foreign exchange regulations for activities related to foreign exchange, or FX.

On the other hand, a custodian of virtual assets has as its corporate purpose the custody of virtual assets and is responsible for safeguarding and controlling instruments that confer control over virtual assets (such as private keys); maintaining accurate, timely position records and reconciliations; carrying out client instructions; handling events affecting the assets; and administering data and information necessary to exercise rights. Only custodians authorized to perform the full set of core custody functions may offer staking for clients, and any technology service engaged by a custodian must not enable the technology provider to interfere with core custody activities or clients’ exercise of rights. Such arrangements are deemed relevant outsourcing and are subject to prudential outsourcing and cloud rules applicable to BCB-supervised institutions. An exchange (corretora de ativos virtuais), in its turn, combines, as its corporate purpose, both intermediation and custody of virtual assets, effectively operating as an integrated broker-custodian platform under a single license. By contrast, standalone intermediaries and standalone custodians are prohibited from combining activities of other modalities, which prevents unlicensed commingling of functions and reinforces the separation of roles unless the entity is formally licensed as an exchange.

Across modalities, Brazilian Central Bank Resolution No. 520 sets forth baseline operational and prudential requirements, including: segregation of client funds and assets from the VASP’s own; prohibitions on using client assets for proprietary transactions (with narrow, disclosure-based exceptions, such as staking under specific safeguards or express consent from qualified/professional investors); robust governance, risk management, cybersecurity, and AML/CFT frameworks; conflict-mitigation and transparency obligations; and enhanced disclosures regarding services, risks, safeguards, and the absence of deposit-insurance coverage for virtual assets. These safeguards are designed to protect client rights, ensure orderly operations, and harmonize VASPs with standards applicable to BCB-supervised financial institutions.

Resolution No. 520 also clarifies that, in addition to licensed VASPs, the following Brazilian Central Bank-authorized institutions may provide virtual assets intermediation and custody services: commercial, foreign exchange, investment and multi-purpose banks (such as us), Caixa Econômica Federal, securities brokerage and dealership firms, and foreign-exchange brokers (limited to intermediation). These activities are subject to eligibility, prior formal communication to the Brazilian Central Bank (with a 90-day stand-still for new entrants) and supervisory conditions, including independent technical certification where applicable.

Resolution No. 519 establishes the authorization processes applicable to VASPs and certain broker-dealers, setting minimum requirements for authorization, including controlling shareholders’ financial capacity and lawful capital, business viability, IT and governance adequacy, and fit-and-proper and technical capacity of controlling shareholders and managers. Transactions subject to prior Brazilian Central Bank approval include: authorization to operate, changes in VASP modality, transfers of control and reorganizations (merger, spin-off, incorporation), corporate transformations, appointments to management positions, and capital and corporate purpose changes. For VASPs already active prior to February 2, 2026, the licensing runs in two phases: phase 1 (evidence of activity; assessment of controllers/qualified holders and basic prudential conditions) and phase 2 (full compliance with remaining requirements). If an application is denied or archived with final effect, incumbents must cease operations and arrange the orderly return of clients’ virtual assets and funds.

Resolution No. 521 integrates specific virtual-asset services into the FX framework, listing activities such as international payments or transfers with virtual assets, transfers to/from self-hosted wallets, and buy/sell or swaps of fiat-referenced virtual assets. It imposes operational limits and conditions, including maximum values when the counterparty is not an FX-authorized institution (e.g., US$ 100,000 for VASPs and US$ 500,000 for certain brokers/banks), a prohibition on buying/selling virtual assets with payment in foreign currency, and enhanced data and monthly reporting duties, including purpose codes, counterpart data, and self-custody wallet identification. It also provides a transitional rule allowing incumbents to continue FX-related virtual asset services while they apply for authorization, which must include a request to operate in the FX market.

These rules will come into force on February 2, 2026. VASPs already operating as of that date benefit from a transitional “grandfathering” regime. Such entities must submit a licensing application to the Brazilian Central Bank within 270 days from February 2, 2026, and evidence compliance with core risk, cybersecurity, AML/CFT, sanctions, and accounting/audit requirements. If a timely application is filed, the VASP may continue providing its existing services during the authorization process, but it may not assume a different modality until the process concludes. Entities that fail to apply on time must cease operations within 30 days after the deadline. These transitional provisions align legacy operators with the new framework while avoiding market disruption during the authorization period.

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

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400,000 (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20,000). As of December 31, 2025, CI$1 was equivalent to R$6.5890 according to the Brazilian Central Bank.

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

Financial regulatory statutes and rules are continually under review by the U.S. Congress and U.S. financial regulatory agencies. Changes in key personnel at the U.S. financial regulatory agencies may result in differing interpretations of existing rules and guidelines and potentially more stringent enforcement and more severe penalties than previously. The full spectrum of risks that result from pending or future U.S. financial services legislation or regulations cannot be fully known; however, such risks could be material and we could be materially and adversely affected by them.

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

In addition, Santander Spain is registered as a non-US swap dealer with the CFTC and is registered as a non-US security-based swap dealer with the SEC. As such, Santander Spain is subject to certain clearing, exchange trading, uncleared swap margin, business conduct, reporting and other requirements.

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

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish a RAET, under Law 9,447, dated March 14, 1997 combined with Law No. 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and nonfederal public financial institutions that allows institutions to continue to operate normally. The RAET may be ordered in the case of an institution that:

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

Deposit Insurance – FGC

The purpose of the FGC is to guarantee the payment of funds deposited with financial institutions in case of intervention, liquidation, bankruptcy or insolvency. The FGC is funded by ordinary contributions made by the financial institutions in the amount of 0.01% of the total amount of outstanding balances of the accounts corresponding to guaranteed obligations, and certain special contributions as determined. Delay in performing such contributions is subject to a penalty of 2% over the amount of the contribution.

The total amount of credit in the form of demand deposits, savings deposits, time deposits, deposits maintained in accounts blocked for transactions with checks (for the registration and control of funds relating to the rendering of services of payment of salaries, earnings, pensions), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements whose objects are instruments issued after March 8, 2012 by a company of the same group due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$250,000 per customer. The FGC targets maintaining liquidity at 2.5% (with a band between 2.3% and 2.7%) of covered balances, and reductions in contributions may be proposed when the FGC’s liquidity is at or above the target and the Resolution Fund meets its target, subject to CMN authorization. Under the current rules, the ordinary guarantee does not cover, among others, deposits, loans or funds raised abroad; deposits captured from residents abroad; judicial deposits; any subordinated instruments; or credits held by financial institutions and other institutions authorized by the Brazilian Central Bank, complementary pension entities (including RPPS), insurance companies, capitalization companies, investment clubs and investment funds, and institutional investors resident or domiciled abroad. Since December 2017, a limit of R$1,000,000 per four-year period applies to the aggregate coverage of a creditor’s credits against all associated institutions, applicable to operations contracted or repactuated from December 22, 2017.

Additionally, CMN Resolution No. 5,238, of August 1, 2025, introduced new amendments to the FGC framework to: (i) introduce an additional monthly contribution whenever the Reference Value exceeds four times the Adjusted Net Equity and 60% of the institution’s Reference Funding; (ii) require associated institutions to allocate amounts exclusively in federal government securities when the Reference Value exceeds six times the Adjusted Net Equity and 80% of Reference Funding, or 10 times the Adjusted Net Equity, with the required allocation (MA) calculated per the methodologies specified and, when both conditions are met, by adopting the higher resulting amount; and (iii) establish phased coefficients for the MA calculation under the 10-times threshold from July 1, 2026 to July 1, 2028. These changes will come into effect on June 1, 2026.

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

Automatic Debit of Banking Accounts

On March 26, 2020, CMN issued Resolution No. 4,790, which sets forth new rules for the automatic debit payments from checking account and accounts designated for the payment of an individual’s wages. The new rule sets forth that financial institutions should only process automatic debit payments upon prior and express authorization of the client, and provides for the procedures for the authorization and cancellation of automatic debit payments. The new rule came into force on March 1, 2021, CMN Resolution No. 4,790 repealed CMN Resolution No. 4,771. Under recent updates, CMN Resolution No. 5,251 and BCB Resolution No. 505, both issued on September 25, 2025, provided new requirements to require debit authorizations with corporate or non-regulated payees to follow Automated Pix rules and require depositary and recipient institutions to update contracts and related procedures.

Taxation

Corporate Income Tax and Social Contribution Tax

The IRPJ is calculated at a rate of 15.0%, plus a surtax of 10.0% which is levied on profits exceeding the amount of R$240,000 per year and the CSLL is calculated at a rate of:

(i)	15% applicable to private insurance companies, securities distributors, foreign exchange and securities brokerage firms, real estate credit companies, credit card administrators, leasing companies, credit cooperatives, and savings and loan associations; and
(ii)	20% applicable to banks of any kind.

Payment institutions, organized over-the counter market administrators, stock/commodities/futures exchanges, clearing and settlement entities and other entities regulated by the CMN and are subject to a gradual increase of CSLL rate:

•	12% until December 31, 2027; and
•	15% as of January 1, 2028.

Credit, financing and investment companies and capitalization companies are also subject to a gradual increase of CSLL rate:

•	17.5% until December 31, 2027;
•	20% as of January 1, 2028.

Deferred tax assets and liabilities are measured based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives. Pursuant to the current regulations, the expected realization of deferred tax assets is based on projections of future results and a technical study approved by the board of directors of Santander Brasil.

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

In line with federal legislation (Complementary Law No. 116/2003), ISS is due in the municipality where the service provider is headquartered, at rates ranging from 2% to 5%, depending on the type of service and the applicable municipal legislation.

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

Transaction (1)	Maximum Legal Rate	Current Rate
Credit extended by financial institutions and nonfinancial entities	3.38%	0.0082% per day for individuals and legal entities capped at 365 days. An additional 0.38% rate is applicable in both cases.
Transactions relating to securities (2)	1.5% per day	Gradual reduction according to the term (maturity) of the transaction. 0.38% on the amount of the primary acquisition of quotas of credit receivables investment funds (FIDCs).

Transaction (1)	Maximum Legal Rate	Current Rate
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
		0% on the assignment of securities to permit the issuance of Depositary Receipts abroad.
Transactions relating to derivatives	25%	Although the maximum rate is 25%, it has been reduced to zero at this moment.
Insurance transactions entered into by insurance companies	25%	2.38% for health insurance.
		0.38% for life insurance.
		7.38% for other types of insurance.
Foreign exchange transactions(2)	25%	0.38% for foreign exchange transactions involving the inflow of funds into Brazil (general rule) and 3.5% for foreign exchange transactions involving the outflow of funds from Brazil (general rule).
		foreign exchange transactions for the inflow of funds connected to foreign loans, provided the average repayment term of the loan is above 364 days, for which the IOF/Exchange rate is 0%.
		repayment of principal and interest abroad connected to foreign loans, irrespective of the average repayment term of the transaction, for which the IOF/Exchange rate is 0%.
		foreign exchange transactions for the inflow of funds to cover expenses incurred in the country with credit cards issued abroad, for which the IOF/Exchange rate is 0%.
		foreign exchange transactions made by international air transportation companies domiciled abroad, for the purposes of remitting resources derived from their local revenues, for which the IOF/Exchange rate is 0%.
		foreign exchange transactions carried out due to Brazilian regulatory provisions, related to the acquisition of foreign currency by institutions authorized to operate in the exchange market, simultaneously contracted with a foreign currency sale transaction, for which the IOF/Exchange rate is 0%.

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
1.1% on the settlement of foreign exchange transactions for the transfer of funds abroad, intended for the placement of funds of a resident in Brazil for investment purposes.

(1)	The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.
(2)	There are some exemptions or specific cases in which the applicable rate is zero.

FATCA

The Foreign Account Tax Compliance Act, or “FATCA” became law in the United States on March 18, 2010. The legislation requires foreign financial institutions, or “FFIs,” (such as Santander Brasil) to enter into an FFI agreement under which they agree to identify and provide the U.S. Internal Revenue Service, or “IRS,” with information on accounts held by U.S. persons and certain U.S.-owned foreign entities, or otherwise face a 30% withholding tax on certain U.S. source withholdable payments.

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

Deferred Tax Assets

Law No. 14,467/2022 (with amendments by Law No. 15,078/2024) established the tax treatment for the receipt of credits arising from the activities of financial institutions and others authorized to operate by the Brazilian Central Bank. As of January 1, 2025, institutions will be able to deduct, when determining real profit and the calculation basis for the CSLL, losses incurred in the receipt of credits arising from activities related to defaulted transactions, regardless of the date of their contracting and transactions with a legal entity in bankruptcy proceedings or under judicial recovery, as of the date of the bankruptcy decree or the granting of judicial recovery.

The tax deduction established must observe the loss incurred according to the percentages established based on the period of default, losses incurred in an amount greater than the real profit cannot be deducted in the year 2025. From January 2026 onwards, losses determined on credits that were in default on December 31, 2024, and not yet deducted for tax purposes up to that date, may be excluded from net income, when determining real income and the CSLL calculation basis, at a rate of 1/84 (one eighty-fourth) for each month of the calculation period, and institutions may also opt, until December 31, 2025, irrevocably and irreversibly, to make deductions at a rate of 1/120 per month. According to Law No. 14,467/2022, entities had until December 31, 2025 which period would be used for the tax deduction of this balance.

The permanent decision was made by the administration in December 2025, and the study on the realization of tax credits considers 1/120 (10 years) for Banco Santander (Brasil) S.A., Santander Sociedade de Crédito, Financiamento e Investimento S.A., and Santander Leasing S.A. Arrendamento Mercantil, and considers 1/84 (7 years) for Banco RCI Brasil S.A. and Banco Hyundai Capital Brasil S.A.

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

As we are part of the Santander Group, we must also disclose the exposure of other entities of the Santander Group to Iran. The following activities are disclosed in response to Section 13(r) with respect to the Santander Group and its affiliates. During the period covered by this report:

(a)	Frozen accounts and transactions: A limited number of accounts for certain customers subsequently designated over time by the US under the Specially Designated Global Terrorist (SDGT) sanctions program,were or are maintained with certain non-U.S. affiliates of Santander. All such accounts have been frozen or cancelled to comply with applicable legal requirements.
(b)	Legacy contractual obligations related to guarantees: The Santander Group also has certain legacy performance guarantees for the benefit of an Iranian bank that is currently designated by the US under the Specially Designated Global Terrorist (SDGT) sanctions program (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. The Santander Group is not contractually permitted to cancel these arrangements without paying the guaranteed amount. As such, the Santander Group intends to continue to provide the guarantees in accordance with company policy and applicable laws.

In the aggregate, all of the transactions described above resulted in gross revenues and net profits in the year ended December 31, 2025 which were negligible relative to the overall revenues and profits of Banco Santander, S.A. The Santander Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above.

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

The selected statistical information set forth below includes information as of and for the years ended December 31, 2025, 2024 and 2023 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. See “Presentation of Financial and Other Information” and “Item 3. Key Information—A. Selected Financial Data.”

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

	For the Year Ended December 31,
	2025			2024			2023
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	211,970	11,151	5.3%	209,729	17,990	8.6%	163,324	13,808	8.5%
Domestic	186,795	9,827	5.3%	187,298	16,066	8.6%	150,737	12,744	8.5%
International	25,175	1,324	5.3%	22,431	1,924	8.6%	18,724	1,583	8.5%
Loans and amounts due from credit institutions	29,046	5,793	19.9%	19,737	2,993	15.2%	31,968	2,235	7.0%
Domestic	27,330	5,451	19.9%	17,941	2,720	15.2%	31,560	2,206	7.0%
International	1,716	342	19.9%	1,796	272	15.2%	2,046	143	7.0%
Of which:
Reverse repurchase agreements	23,547	4,418	18.8%	3,122	1,403	44.9%	77,755	10,145	13.0%
Domestic	23,547	4,418	18.8%	3,122	1,403	44.9%	77,755	10,145	13.0%
International	—	—	—	—	—	—	—	—	—
Loans and advances to customers	586,567	100,075	17.1%	575,095	75,859	13.2%	539,293	81,331	15.1%
Domestic	586,567	100,075	17.1%	575,095	75,859	13.2%	539,293	81,331	15.1%
International	—	—	—	—	—	—	—	—	—
Debt instruments	282,793	35,148	12.4%	259,262	29,501	11.4%	225,184	24,195	10.7%
Domestic	282,793	35,148	12.4%	259,262	29,501	11.4%	225,184	24,195	10.7%
International	—	—	—	—	—	—	—	—	—
Other interest–earning assets	—	10,327	—	—	10,840	—	—	6,714	—
Total interest–earning assets	1,110,376	162,494	14.6%	1,063,823	137,183	12.9%	959,769	128,283	13.4%
Equity instruments	4,374	38	0.9%	4,131	38	0.9%	7,319	22	0.3%
Investments in associates	4,529	—	—	6,452	—	—	1,702	—	—
Total earning assets	1,119,279	162,532	14.5%	1,074,406	137,221	12.8%	968,790	128,305	13.2%
Cash and balances with the Brazilian Central Bank	3,859	—	—	3,893	—	—	4,243	—	—
Loans and amounts due from credit institutions	5,661	—	—	6,628	—	—	(5,904)	—	—
Impairment losses	(37,569)	—	—	(34,296)	—	—	(33,759)	—	—
Other assets	121,410	—	—	95,325	—	—	86,861	—	—
Tangible assets	5,395	—	—	6,461	—	—	7,678	—	—
Intangible assets	32,906	—	—	32,811	—	—	31,897	—	—
Average total assets	1,250,941	162,532	13.0%	1,185,228	137,221	11.6%	1,059,806	128,305	12.1%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	159,207	6,900	4.3%	144,018	8,905	6.2%	119,347	9,828	8.2%
Domestic	53,144	2,303	4.3%	65,049	4,022	6.2%	112,384	9,257	8.2%
International	106,063	4,597	4.3%	78,969	4,883	6.2%	67,697	5,575	8.2%

	For the Year Ended December 31,
	2025			2024			2023
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

	(in millions of R$, except percentages)
Of which:
Repurchase agreements	33,735	4,961	14.7%	26,922	3,566	13.2%	18,800	2,817	15.0%
Domestic	33,735	4,961	14.7%	26,922	3,566	13.2%	18,800	2,817	15.0%
International	—	—	—	—	—	—	—	—	—
Customer deposits	556,943	53,594	9.6%	550,902	58,470	10.6%	491,140	48,544	9.9%
Domestic	505,891	48,681	9.6%	533,277	56,599	10.6%	472,250	46,677	9.9%
International	51,052	4,913	9.6%	45,838	4,865	10.6%	39,485	3,903	9.9%
Of which:
Repurchase agreements	78,349	11,522	14.7%	85,682	11,350	13.2%	77,466	11,607	15.0%
Marketable debt securities(1)	148,262	3,840	2.6%	131,876	3,778	2.9%	128,389	4,999	3.9%
Domestic	148,262	3,840	2.6%	131,876	3,778	2.9%	128,389	4,999	3.9%
International	—	—	—	—	—	—	—	—	—
Subordinated debts	24,519	3,684	15.0%	22,503	2,523	11.2%	20,037	1,926	9.6%
Domestic	24,519	3,684	15.0%	16,754	2,027	12.1%	8,259	1,146	13.9%
International	—	—	— %	5,749	496	8.6%	11,778	780	6.6%
Other interest-bearing liabilities	—	36,842	—	—	6,828	—	—	16,102	—
Total interest-bearing liabilities	888,931	104,860	11.8%	849,299	80,504	9.5%	758,913	81,399	10.7%
Noninterest bearing demand deposits	37,670	—	—	32,575	—	—	32,184	—	—
Other liabilities	200,856	—	—	182,885	—	—	156,002	—	—
Non-controlling interests	971	—	—	607	—	—	458	—	—
Stockholders’ Equity	122,513	—	—	119,862	—	—	112,249	—	—
Total average liabilities and equity	1,250,941	104,860	8.4%	1,185,228	80,504	6.8%	1,059,806	81,399	7.7%

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2025, 2024 and 2023 reflect this change.

Changes in Net Interest Income – Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2025, compared to the year ended December 31, 2024, and for the year ended December 31, 2024 compared to the year ended December 31, 2023. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

	For the Years Ended 2025/2024			For the Years Ended 2024/2023
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change

	(in millions of R$)
Interest and Similar Income
Interest-earning assets
Cash and balances with the Brazilian Central Bank	192	(7,031)	(6,839)	3,404	778	4,182
Domestic	(43)	(6,196)	(6,239)	3,091	750	3,841
International	235	(835)	(600)	313	28	341
Loans and amounts due from credit institutions	1,411	1,390	2,800	(969)	1,727	758
Domestic	1,424	1,307	2,730	(952)	1,580	628
International	(13)	83	70	(17)	147	129
Loans and advances to customers	1,513	22,703	24,216	5,399	(10,871)	(5,472)
Domestic	1,513	22,703	24,216	5,399	(10,871)	(5,472)
International	—	—	—	—	—	—
Debt instruments	2,678	2,969	5,647	3,662	1,644	5,306
Domestic	2,678	2,969	5,647	3,662	1,644	5,306
International	—	—	—	—	—	—
Other interest-earning assets	(513)	—	(513)	4,126	—	4,126
Total interest-earning assets	5,281	20,030	25,311	16,255	(7,355)	8,900
Equity Instruments	2	(2)	—	(10)	26	16
Total earning assets	5,284	20,028	25,311	16,245	(7,329)	8,916

Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	939	(2,944)	(2,005)	(2,971)	2,048	(923)
Domestic	(736)	(983)	(1,719)	(3,899)	3,668	(231)
International	1,675	(1,961)	(286)	928	(1,620)	(692)
Customer deposits	(2,353)	(2,523)	(4,876)	6,660	3,266	9,926
Domestic	(2,907)	(2,017)	(4,924)	6,032	2,932	8,964
International	553	(506)	48	628	334	962
Marketable debt securities(1)	469	(407)	62	136	(1,357)	(1,221)
Domestic	469	(407)	62	136	(1,357)	(1,221)
International	—	—	—	—	—	—
Subordinated liabilities	443	718	1,161	783	(186)	597
Domestic	939	718	1,657	1,183	(302)	881
International	(496)	—	(496)	(399)	115	(284)
Other interest-bearing liabilities	30,014	—	30,014	(9,274)	—	(9,274)
Total interest-bearing liabilities	32,290	(7,934)	24,356	(963)	68	(895)

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2025, 2024 and 2023 reflect this change.

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

	For the Year Ended December 31,
	2025	2024	2023

	(in millions of R$, except percentages)
Average earning assets	1,110,376	1,063,823	959,769
Domestic	1,083,485	1,039,596	938,999
International	26,891	24,227	20,770
Interest and dividends on equity securities(1)	162,532	137,221	128,305
Domestic	160,866	135,025	126,579
International	1,667	2,196	1,726
Net interest income(2)	57,672	56,717	46,906
Domestic	60,602	59,899	51,535
International	(2,930)	(3,182)	(4,629)
Gross yield(3)(*)	14.6%	12.9%	13.4%
Domestic	14.8%	13.0%	13.5%
International	6.2%	9.1%	8.3%
Net interest margin(4)(*)	5.2%	5.3%	4.9%
Domestic	5.6%	5.8%	5.5%
International	(10.9) %	(13.1) %	(22.3) %
Net interest spread(5)(*)	2.7%	3.3%	2.5%
Domestic	1.9%	3.0%	2.5%
International	1.9%	2.7%	1.2%

(*)	Yield information does not give effect to changes in fair value that are reflected as a component of stockholder’s equity.
(1)	Total earning assets plus dividends from companies accounted for by the equity method (equity instruments).
(2)	Net interest income (Including equity instruments).
(3)	Gross yield is the amount of “Interest and dividends on equity securities” divided by “Average earning assets.”
(4)	Net interest margin is the amount of “Net interest income” divided by “Average earning assets.”
(5)	Net interest spread is the difference between the average rate of “Total earning asset” and the average rate of “Total interest-bearing liabilities.”

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

For the Year Ended December 31,
	2025	2024	2023
ROA: Return on average total assets	1.0%	1.1%	0.9%
ROE: Return on average stockholders’ equity	10.6%	11.2%	8.5%
ROE (adjusted)(1)	13.7%	14.6%	11.3%
Average stockholders’ equity as a percentage of average total assets	9.8%	10.1%	10.6%
Payout(2)	58.8%	44.7%	65.3%

(1)	“Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” is a non-GAAP financial measure which adjusts “Return on average stockholders’ equity” to exclude the goodwill arising from the acquisition of Banco Real in 2008, Getnet and Super, both in 2014, and Banco Olé, 60%, and the remaining 40% in 2020. See “Item 3. Key Information—A. Selected Financial Data—Selected Consolidated Ratios” for a reconciliation of “Average stockholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” to “Return on average stockholders’ equity.”
(2)	Dividend payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets (other than Loans)

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates.”

For the Year Ended December 31,
	2025	2024	2023
Cash and balances with the Brazilian Central Bank	19.1%	19.7%	17.0%
Domestic	16.8%	17.6%	15.7%
International	2.3%	2.1%	2.0%
Loans and amounts due from credit institutions	2.6%	1.9%	3.3%
Domestic	2.5%	1.7%	3.3%
International	0.2%	0.2%	0.2%
Loans and advances to customers	52.8%	54.1%	56.2%
Domestic	52.8%	54.1%	56.2%
International	—	—	—
Debt instruments	25.5%	24.4%	23.5%
Domestic	25.5%	24.4%	23.5%
International	—	—	—
Total interest-earning assets	100%	100%	100%

Loans and Amounts Due from Credit Institutions

For further information about Loans and Amounts Due from Credit Institutions, see note 5 to our audited consolidated financial statements included elsewhere in this annual report.

Investment Securities

As of December 31, 2025 and 2024, the book value of investment securities was R$285 billion and R$287 billion, respectively (representing 22.4% and 23.2%, respectively, of our total assets as of such dates). Brazilian government securities totaled R$182 billion, or 64.0%, and R$191 billion, or 66.4% of our investment securities as of December 31, 2025 and 2024, respectively. For a discussion of how our investment securities are valued, see notes 7 and 8 to our audited consolidated financial statements included elsewhere in this annual report.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	As of December 31, 2025
	2025	2024	2023

	(in millions of R$)
Debt securities
Government securities—Brazil	182,218	190,643	148,750
Debentures and promissory notes	52,869	70,450	49,083
Other debt securities	44,522	23,080	46,581
Total domestic/debt securities	279,609	284,173	244,415
Equity securities
Shares of domestic companies	3,005	2,048	1,956
Shares of foreign companies	22	55	99
Investment fund units and shares	1,929	886	1,383
Total equity securities	4,955	2,988	3,438
Total investment securities	284,564	287,162	247,853

As of December 31, 2025 and 2024, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceeded 1% of our stockholders’ equity, other than the Brazilian government securities, which represented 144.0% and 159.1%, respectively, of our stockholders’ equity. As of December 31, 2025 and 2024, the total value of our debt securities was approximately 220.9% and 237.2%, respectively, of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investment securities not carried at fair value (before impairment allowance) as of December 31, 2025. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total
	(in millions of R$)
Debt securities:
Government securities—Brazil (1)	9,875	17,050	6,398	1,340	34,663
Other debt securities(2)	25,093	35,104	13,269	6,580	80,046
Total debt investment securities	34,968	52,154	19,667	7,920	114,709

(1)	Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) and National Treasury Notes (NTN-A, NTN-B, NTN-C and NTN-F).
(2)	Includes balances of debentures and promissory notes.

The average rate for debt investment securities is 11.54%.

Investment Portfolio – Yields

The following table shows the balances and weighted-average yields for our debt securities not carried at fair value through earnings, for each range of maturities, as of December 31, 2025. We calculate weighted-average yield as the average yield of the open positions we have on balance as of December 31, 2025. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not significant.

	Maturing within 1 year	Yield within 1 year	Maturing between 1 and 5 years	Yield between 1 and 5 years	Maturing between 5 and 10 years	Yield between 5 and 10 years	Maturing after 10 years

	(in millions of R$, except percentages)
		%		%		%		%
Weighted-average yields
Domestic:
Brazilian Government	36,753	8.5	26,478	11.9	22,706	8.4	7,370	5.4
Other fixed-income securities	15,856	6.0	36,219	6.0	13,703	5.0	6,288	3.9
Impaired financial assets	769	6.0	1,396	6.0	522	5.0	107	3.9
Impairment losses	—	—	—	—	—	—	—	—
Total domestic	53,378	7.3	64,093	8.9	36,931	6.7	13,765	4.6
International:
Foreign government	—	—	—	—	—	—	—	—
Other fixed-income securities	10,006	8.2	—	—	—	—	—	—
Impaired financial assets	—	—	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—	—	—
Total international	10,006	8.2	—	—	—	—	—	—
Total weighted-average yields		7.7		8.9		6.7		4.6

Domestic and Foreign Currency

The following table shows our assets and liabilities by domestic and foreign currency, as of the dates indicated.

	As of December 31,
	2025		2024		2023
	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency	Domestic Currency	Foreign Currency

	(in millions of R$)
Assets:
Cash and balances with the Brazilian Central Bank	5,452	14,780	14,584	22,500	8,959	14,164
Debt instruments	271,544	8,065	262,561	21,613	227,118	17,297
Loans and amounts due from credit institutions	34,750	1,199	27,300	2,879	23,885	1,839
Loans and advances to customers	481,275	83,273	482,117	83,973	444,022	73,955
Equity Instruments	4,933	22	2,934	55	3,339	99
Total assets	797,955	107,339	789,495	131,020	707,323	107,354
Liabilities:
Financial Liabilities at amortized cost:
Deposits from the Brazilian Central Bank and Deposits from credit institutions	44,745	102,122	46,181	112,384	43,196	75,316
Customer deposits	542,022	51,307	552,831	52,237	538,500	44,721
Marketable debt securities(1)	141,873	18,053	119,827	19,851	116,771	13,612
Debt instruments eligible to compose capital	28,114	—	23,138	—	19,627	—
Other financial liabilities	67,414	—	78,805	372	64,680	114
Total liabilities	824,168	171,481	820,783	184,844	782,774	133,763

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2025, 2024 and 2023 reflect this change.

Loan Portfolio

As of December 31, 2025, our gross loans and advances to customers totaled R$602.0 billion (47.4% of our total assets). Net impairment losses, loans and advances to customers totaled R$564.5 billion as of December 31, 2025 (44.5% of our total assets). In addition to loans, we had outstanding loan commitments drawable by third parties totaling R$235.5 billion, R$205.3 billion and R$177.5 billion, as of December 31, 2025, 2024 and 2023, respectively.

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

Our loan portfolio does not have any specific concentration exceeding 10% of our total loans. As of December 31, 2025, 1.0% of our loan portfolio is allocated to our largest debtor and 3.3% to the next 10 largest debtors.

For further information about the breakdown of our Loans and Maturity see sections “a – Breakdown” and “b – Detail” of note “9 – Loans and advances to customers” to our audited consolidated financial statements included in this annual report.

Maturity

The following table sets forth an analysis by maturity of our loans, by type and status, as of December 31, 2025.

	As of December 31, 2025
	Less than 1 year	% of total	Between 1 and 5 years	% of total	Between 5 and 15 years	% of total	More than 15 years	% of total	Total	% of total
	(in millions of R$)

Commercial and industrial	162,251	50.41%	78,661	39.14%	6,016	11.43%	—	0.00%	246,928	41.02%
Real estate	6,005	1.87%	13,062	6.50%	25,076	47.64%	26,015	98.09%	70,158	11.65%
Installment loans to individuals	152,095	47.25%	107,266	53.37%	21,491	40.83%	507	1.91%	281,359	46.73%
Lease financing	1,531	0.48%	2,010	1.00%	54	0.10%	—	0.00%	3,595	0.60%
Loans and advances to customers, gross	321,882	100.00%	200,999	100.00%	52,637	100.00%	26,522	100.00%	602,040	100.00%

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans by type and status as of December 31, 2025.

	Fixed and Variable Rate Loans Maturing in
	Less than One Year	Between One and Five Years	Between Five and 15 years	Over 15 Years	Sub-total More than One Year	Total

	(in millions of R$, except percentages)
Fixed rate
Commercial and industrial	102,926	49,893	2,906	—	52,799	155,725
Real estate	35	106	139	114	359	394
Installment loans to individuals	138,078	105,236	21,120	507	126,863	264,941
Lease financing	426	648	4	—	653	1,079
Total Fixed rate	241,465	155,884	24,169	621	180,674	422,139
Variable rate
Commercial and industrial	59,326	28,768	3,111	—	31,878	91,204
Real estate	5,969	12,956	24,937	25,901	63,794	69,764
Installment loans to individuals	14,017	2,030	371	—	2,401	16,418
Lease financing	1,105	1,362	49	—	1,411	2,516
Total Variable rate	80,417	45,115	28,468	25,901	99,484	179,901
Total	321,882	200,999	52,637	26,522	280,158	602,040

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

	As of December 31, 2025
	Domestic	International

	(in millions of R$)
Under 3 months	392,287	57,784
3 to 6 months	33,361	25,671
6 to 12 months	76,659	41,406
Over 12 months	95,260	17,768
Total	597,567	142,629

The following table presents the total amount of uninsured deposits, and total uninsured deposits by time remaining until maturity as of December 31, 2025.

		Maturing
	As of December 31, 2025	Three Months or Less	Over Three Months Through Six Months	Over Six Months Through 12 Months	Over 12 months
	(in millions of R$)
Total uninsured deposits(1)	327,487	147,862	28,980	60,038	90,607

(1)	We define uninsured deposits as securities from credit institutions and customers that do not have collateral attached to them.

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	As of December 31, 2025
	2025		2024		2023
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate

	(in millions of R$, except percentages)
Securities sold under agreements to repurchase:
As of December 31	153,292	10.84%	150,478	9.90%	134,794	10.60%
Average during the period (1)	160,736	14.71%	140,721	13.25%	118,433	14.98%
Maximum month-end balance	169,488		160,034		135,858
Total short-term borrowings at year end	153,292		150,478		134,794

(1)	The average annual balance sheet data has been calculated based upon the average of the monthly balances at 12 dates: for each of the month-end balances of the applicable year.

Allowance for Loan Losses

Changes in Allowances for Impairment Losses on the Balances of “Loans and receivables”

The following tables analyze changes in our allowances for impairment losses for the periods indicated. For further information regarding these changes, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2025, 2024 and 2023—Results of Operations—Impairment Losses on Financial Assets (Net).”

	As of December 31,
	2025	2024	2023

	(in millions of R$)
Balance at beginning of year	35,669	35,152	35,212
Impairment losses charged to income for the year	27,492	25,974	26,544
Write-off of impaired balances against recorded impairment allowance	(22,503)	(25,402)	(26,627)
Exchange variation	36	(55)	24
Balance at end of year	40,694	35,669	35,153
Of which:
Loans and advances to customers	37,491	33,598	33,559
Loans and amounts due from credit institutions	1	1	8
Provision for debt instruments	3,202	2,070	1,586
Recoveries of loans previously written off(1)	1,415	994	1,382

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

As of December 31, 2025, our allowance for impairment losses for the periods indicated amounted to R$40,694 million, an increase of R$5,025 million, or 14.1%, compared to R$35,669 million as of December 31, 2024. This increase reflects continued growth of our loan portfolio—particularly in SMEs, Auto Finance and Real Estate—combined with a disciplined and forward-looking approach to risk management, including prudent reserve strengthening among Individuals, especially in lower-income segments, and within Corporate & SMEs, primarily smaller companies.

As of December 31, 2024, our allowance for impairment losses for the periods indicated amounted to R$35,669 million, an increase of R$515.9 million, or 1.5%, compared to R$35,153 million as of December 31, 2023, which was primarily due to growth in our retail portfolio, offset by the decrease in provisioning due to the restructuring of the indebtedness of a large customer in our wholesale segment.

For more information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations.”

Allowance by Type of Borrower

The table below shows a breakdown of recoveries, net provisions and write-offs against credit loss allowance by type of borrower for the periods indicated.

	For the Year Ended December 31,
	2025	2024	2023

	(in millions of R$)
Recoveries of loans previously charged off(1)	1,415	994	1,382
Commercial and industrial	520	396	946
Real estate – construction	91	50	96
Installment loans to individuals	802	543	338
Lease finance	2	5	2
Impairment losses recognized in profit or loss(1)	27,492	25,974	26,544
Commercial and industrial	7,558	6,030	6,809
Real estate – construction	290	248	344
Installment loans to individuals	19,632	19,681	19,389
Lease finance	13	15	2
Write-off of impaired balances against recorded impairment allowance	(22,503)	(25,402)	(26,627)
Commercial and industrial	(4,950)	(7,448)	(7,137)
Real estate – construction	(121)	(77)	(209)
Installment loans to individuals	(17,428)	(17,875)	(19,276)
Lease finance	(4)	(2)	(4)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously written off.

The table below shows a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	As of December 31,
	2025	% of Total Loans	2024	% of Total Loans	2023	% of Total Loans

	(in millions of R$, except percentages)
Borrowers
Commercial and industrial	13,121	32.2	10,513	29.5	11,931	33.9
Real estate	759	1.9	590	1.7	418	1.2
Installment loans to individuals	26,784	65.8	24,545	68.8	22,796	64.8
Lease financing	30	0.1	21	0.1	8	—
Total	40,694	100.0	35,669	100.0	35,153	100.0

Internal Risk Rating

The following table presents a breakdown of our portfolio by internal risk rating, at the dates indicated:

	As of December 31,
	2025	2024	2023

	(in millions of R$)
Internal Risk Rating
Low	411,269	443,671	391,985
Medium-low	135,638	105,286	104,232
Medium	18,147	16,421	18,458
Medium-high	11,601	11,576	10,788
High	25,385	22,734	26,074
Loans and advances to customers, gross	602,040	599,688	551,536

Note: In the year ended December 31, 2025, we changed the criteria applicable to the table above, which incorporates expected loss criteria for the classification of risk levels. The amounts presented as of December 31, 2025, 2024 and 2023 reflect these changes.

For further information on our internal risk rating levels and their corresponding probability of default, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk—Credit Monitoring.”

Renegotiation Portfolio

The renegotiation portfolio for the year ended on December 31, 2025 amounted to R$43,625 million, compared to R$41,858 million for the same period in 2024, an increase of R$1,767 million or 4.2%. These levels are considered appropriate for the characteristics of these loans and advances to customers.

The renegotiation portfolio for the year ended on December 31, 2024 amounted to R$41,858 million, compared to R$46,914 million for the same period in 2023, a decrease of R$5,055 million or 10.8%. This portfolio includes loans and advances to customers and debt instruments that were extended and/or modified to facilitate repayment under conditions agreed upon with customers.

The following table presents a breakdown of our renegotiation portfolio by type of customer, allowances for impairment losses and our coverage ratio at the dates indicated:

	As of December 31,
	2025		2024		2023

	(in millions of R$, except percentages)
	Portfolio	Provision	Portfolio	Provision	Portfolio	Provision
Real estate	93	13	85	8	189	24
Lease financing	16	1	20	9	—	—
Installment loans to individuals	27,173	11,145	26,391	11,277	31,244	12,620
Commercial and industrial	16,344	7,065	15,362	6,412	15,481	6,354
Total	43,625	18,224	41,858	17,707	46,914	18,999

Balances are deemed to be impaired when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances.

As established in our internal renegotiation policy, in order for renegotiated products to be classified as performing, the customer must be in compliance with the terms of the relevant product for at least 12 consecutive months. Loan modifications are considered renegotiations when are originated from financial difficulties.

We increased our efforts regarding the collection of loans that are less than 90 days past due and also in relation to written-off loans. We are also continuing with our strategy of granting loans to persons with a low-risk profile and higher levels of collaterals and guarantees.

Impaired Assets

The following table shows our impaired assets, excluding country risk.

	As of December 31,
	2025	2024	2023

	(in millions of R$, except percentages)
Impaired assets
Past due and other impaired assets(1)	48,900	42,242	39,887
Impaired assets as a percentage of total loans	8.1%	7.0%	7.2%
Net loan charge-offs as a percentage of total loans	3.7%	4.2%	4.8%
Net loan charge-offs as a percentage of average total loans	3.8%	4.4%	5.0%

(1)	Includes as of December 31, 2025, R$18,548 million of doubtful loans (R$15,912 million in 2024 and R$15,753 million in 2023) that were not past-due. Through the year ended December 31, 2024, we calculated doubtful loans by reference to loans that were not past due but were subject to a default at some point during their term.

Evolution of Impaired Assets

Our impaired assets increased by 15.8%, or R$6,657 million, to R$48,900 million as of December 31, 2025, compared to R$42,242 million as of December 31, 2024. Provisions for impairment losses, including total recoveries of loans previously charged off, increased by 14.1%, or R$5,025 million, to R$40,694 million as of December 31, 2025, compared to R$35,669 million as of December 31, 2024. Offsetting these effects were recoveries of R$1,415 million on loans previously written off as of December 31, 2025, and R$994 million as of December 31, 2024.

We believe the provisions made were adequate to cover all known or reasonably probable losses or incurred losses in the credit portfolio of loans and other assets as of December 31, 2025.

The following table shows the changes in our impaired assets at the dates indicated:

	As of December 31,
	2025	2024	2023

	(in millions of R$)
Balance at beginning of year	42,242	39,887	39,224
Net additions	30,132	30,069	30,394
Write-offs	(23,475)	(27,714)	(29,731)
Balance at end of year	48,900	42,242	39,887

The amount of “net additions” for any period is assets that became impaired in that period less assets that were impaired but became performing in that period. In 2025, the debt restructuring options were improved to maintain consistent levels of “net additions” and “write-offs.”

Impaired Assets by Type of Customer

The following table shows the amount of our impaired assets by type of customers as of the dates indicated:

	As of December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023

	(in millions of R$, except percentages)
Commercial and industrial	17,291	13,175	16,292	31.2	(19.1)
Real estate	1,809	1,736	1,352	4.2	28.4
Installment loans to individuals	29,779	27,284	22,239	9.1	22.7
Lease financing	21	47	4	(56.2)	1191.4
Total	48,900	42,242	39,887	15.8	5.9

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$17,291 million as of December 31, 2025, an increase of R$4,116 million, or 31.2%, compared to R$13,175 million as of December 31, 2024. This increase reflects continued growth in the SMEs portfolio, combined with a more challenging credit environment—driven by higher-for-longer interest rates—affecting Corporate & SMEs, primarily smaller companies.

Impaired assets in the commercial and industrial loans portfolio amounted to R$13,175 million as of December 31, 2024, a decrease of R$3,117 million, or 19.1% compared to R$16,292 million as of December 31, 2023. This decrease was mainly due to the restructuring of the indebtedness of a large customer in our wholesale segment.

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,809 million on December 31, 2025, an increase of R$73 million, or 4.2%, compared to R$1,736 million as of December 31, 2024. This was primarily due to a higher growth in this portfolio.

Impaired assets in the real estate lending portfolio totaled R$1,736 million on December 31, 2024, an increase of R$384 million, or 28.4%, compared to R$1,352 million as of December 31, 2023. This increase in impaired assets in this portfolio was primarily due to the growth of this portfolio and challenging macroeconomic conditions.

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$29,779 million as of December 31, 2025, with an increase of R$2,495 million, or 9.1%, compared to 2024. This increase reflects continued growth in the Auto Finance and Real Estate portfolios, combined with a more challenging credit environment affecting Individuals—particularly in lower-income segments.

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

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$21 million on December 31, 2025, a decrease of 56.2% or R$26 million, compared to R$47 million as of December 31, 2024.

Impaired assets in the lease financing lending portfolio totaled R$47 million on December 31, 2024, an increase of 1191.4%, or R$43 million, compared to R$4 million as of December 31, 2023. This increase in impaired assets in this portfolio was concentrated in two specific clients.

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

Loans Past Due for Less Than 90 Days but Not Classified as Impaired

The following table shows the loans past due for less than 90 days but not classified as impaired at the dates indicated:

	As of December 31,
	2025	% of total	2024	% of total

	(in millions of R$, except percentages)
Commercial and industrial	7,239	24.7	7,440	26.0
Mortgage loans	6,694	22.8	6,047	21.1
Installment loans to individuals	15,331	52.3	15,124	52.8
Lease financing	30	0.1	37	0.1
Total (*)	29,294	100.0	28,648	100.0

(*)	Refers only to loans past due between 1 and 90 days.

Impaired Asset Ratios

Our credit risk exposure portfolio totaled R$778.9 billion as of December 31, 2025, an increase of R$28.5 billion compared to R$750.4 billion as of December 31, 2024. Our impaired assets increased by R$6.7 billion in the same period, from R$42.2 billion to R$48.9 billion. The default rate increased by 0.6 p.p. in 2025 in comparison to 2024, reflecting a deterioration of credit in our individuals business, particularly among lower-income segments, and among Corporates & SMEs, driven by smaller companies.

The following table shows the ratio of our impaired assets to total credit risk exposure and our coverage ratio at the dates indicated.

	As of December 31,
	2025	2024	2023

	(in millions of R$, except percentages)
Loans and advances to customers, gross	602,040	599,688	551,536
Impaired assets	48,900	42,242	39,887
Provisions for impairment losses	40,694	35,669	35,153
Credit risk exposure Non-GAAP – customers(1)	778,881	750,357	719,881
Ratios
Impaired assets to credit risk exposure	6.3%	5.6%	5.5%
Coverage ratio(2)	83.2%	84.4%	88.1%
Impairment losses	(29,540)	(28,484)	(28,008)
Impairment losses on financial assets (net)(3)	(29,540)	(28,484)	(28,008)

(1)	Credit risk exposure is a non-GAAP financial measure. Credit risk exposure is the sum of the amortized cost amounts of loans and advances to customers (including impaired assets) amounting to R$778,881 million as of December 31, 2025, guarantees amounting to R$58,917 million as of December 31, 2025, and private securities (securities issued by nongovernmental entities) amounting to R$117,924 million as of December 31, 2025. We include off-balance sheet information in this measure to better demonstrate our total managed credit risk. For further information, see “Item 3. Key Information—A. Selected Financial Data—Reconciliation of Non-GAAP Measures and Ratios to Their Most Directly Comparable IFRS Financial Measures.”
(2)	Provisions for impairment losses as a percentage of impaired assets.
(3)	As of December 31, 2025, 2024 and 2023, our total of impairment losses on financial instruments included R$3,202 million, R$2,070 million and R$1,586 million, respectively, relating to debt instruments.

The following chart shows our impaired assets to credit risk ratio from 2023 through 2025:

Selected Credit Ratios

The following table presents our selected credit ratios, along with each component of the ratio’s calculation, as of December 31, 2025, 2024 and 2023.

The following information for Santander Brasil should be read in conjunction with, the consolidated financial statements and related notes contained elsewhere herein, as well as “Item 3. Key Information—A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects.”

	As of December 31,
	2025	2024	2023

	(in millions of R$, except percentages)
Allowance for credit losses to total loans outstanding
Allowance for credit losses	40,694	35,669	35,153
Total loans outstanding	602,040	599,688	551,536
Credit ratio	6.8%	5.9%	6.4%
Nonaccrual loans to total loans outstanding
Total nonaccrual loans outstanding	48,900	42,242	39,887
Total loans outstanding	602,040	599,688	551,536
Credit ratio	8.1%	7.0%	7.2%
Allowance for credit losses to nonaccrual loans
Allowance for credit losses	40,694	35,669	35,153
Total nonaccrual loans outstanding	48,900	42,242	39,887
Credit ratio	83.2%	84.4%	88.1%
Net charge-offs during the period to average loans outstanding
Net charge-offs during the period	(22,503)	(25,402)	(26,627)
Average amount outstanding	584,963	572,454	533,650
Credit ratio	3.8%	4.4%	5.0%

	As of December 31,
	2025	2024	2023

	(in millions of R$, except percentages)
Commercial and industrial:
Net charge-offs during the period	(4,950)	(7,448)	(7,137)
Average amount outstanding	265,279	261,276	256,043
Credit ratio	1.9%	2.9%	2.8%
Real estate:
Net charge-offs during the period	(121)	(77)	(209)
Average amount outstanding	65,462	63,554	60,379
Credit ratio	0.2%	0.1%	0.3%
Installment loans to individuals:
Net charge-offs during the period	(17,428)	(17,875)	(19,276)
Average amount outstanding	251,125	244,644	214,236
Credit ratio	6.9%	7.3%	9.0%
Lease financing:
Net charge-offs during the period	(4)	(2)	(4)
Average amount outstanding	3,098	2,980	2,993
Credit ratio	0.1%	0.1%	0.1%

Allowance for credit losses to total loans outstanding

In 2025, our allowance for credit losses to total loans outstanding credit ratio increased by 0.8 percentage points, from 5.9% as of December 31, 2024 to 6.8% as of December 31, 2025. This increase was primarily driven by a 14.1% rise in the allowance for credit losses and a 0.4% increase in total loans outstanding. The growth in the allowance reflects continued growth of our loan portfolio—particularly in SMEs, Auto Finance and Real Estate—combined with a disciplined and forward-looking approach to risk management, including prudent reserve strengthening among Individuals, especially in lower-income segments, and within Corporate & SMEs, primarily smaller companies.

In 2024, our allowance for credit losses to total loans outstanding credit ratio decreased by 0.4 percentage points, from 6.4% as of December 31, 2023 to 5.9% as of December 31, 2024. This was primarily due to the growth, and improvements in the composition, of our portfolio and the restructuring of the indebtedness of a large customer in our wholesale segment.

Nonaccrual loans to total loans outstanding

In 2025, our nonaccrual loans to total loans outstanding credit ratio increased by 1.1 percentage points, from 7.0% as of December 31, 2024 to 8.1% as of December 31, 2025. This increase was primarily driven by a 15.8% rise in nonaccrual loans and a 0.4% increase in total loans outstanding. The growth in nonaccrual loans reflects a more challenging credit environment affecting Individuals—particularly in lower-income segments—and Corporate & SMEs, mainly smaller companies.

In 2024, our nonaccrual loans to total loans outstanding credit ratio decreased by 0.2 percentage points, from 7.2% as of December 31, 2023 to 7.0% as of December 31, 2024. This was primarily due to the growth of the retail portfolio and the restructuring of the indebtedness of a large customer in our wholesale segment.

Allowance for credit losses to nonaccrual loans

In 2025, our allowance for credit losses to nonaccrual loans credit ratio decreased by 1.2 percentage points, from 84.4% as of December 31, 2024 to 83.2% as of December 31, 2025. The decrease primarily reflects a 15.8% increase in nonaccrual loans, which outpaced the 14.1% increase in the allowance for credit losses.

In 2024, our allowance for credit losses to nonaccrual loans credit ratio decreased by 3.7 percentage points, from 88.1% as of December 31, 2023 to 84.4% as of December 31, 2024. This was primarily due to the growth of the retail portfolio and the restructuring of the indebtedness of a large customer in our wholesale segment.

Net charge-offs during the period to average loans outstanding

In 2025, our net charge-offs during the period to average loans outstanding credit ratio decreased by 0.6 percentage points, from 4.4% as of December 31, 2024 to 3.8% as of December 31, 2025. This decrease was primarily driven by a lower volume of loan charge-offs and higher post-charge-off recoveries.

In 2024, our net charge-offs during the period to average loans outstanding credit ratio decreased by 0.6 percentage points, from 5.0% as of December 31, 2023 to 4.4% as of December 31, 2024. This was primarily due to the growth of the credit portfolio and a lower volume of loan write-offs.

Commercial and Industrial Loans

In 2025, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans decreased by 1.0 percentage points, from 2.9% as of December 31, 2024 to 1.9% as of December 31, 2025. This decrease was primarily driven by a lower volume of loan charge-offs and higher post-charge-off recoveries.

In 2024, our net charge-offs during the period to average loans outstanding credit ratio for commercial and industrial loans increased by 0.1 percentage points, from 2.8% as of December 31, 2023 to 2.9% as of December 31, 2024. This was primarily due to the restructuring of the indebtedness of a large customer in our wholesale segment.

Real Estate Loans

In 2025, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans increased by 0.1 percentage points, from 0.1% as of December 31, 2024 to 0.2% as of December 31, 2025. This was primarily due to a higher volume of loan charge-offs in this segment.

In 2024, our net charge-offs during the period to average loans outstanding credit ratio for real estate loans decreased by 0.2 percentage points, from 0.3% as of December 31, 2023 to 0.1% as of December 31, 2024. This was primarily due to the lower volume of loan write-offs.

Installment Loans to Individuals

In 2025, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans decreased by 0.4 percentage points, from 7.3% as of December 31, 2024 to 6.9% as of December 31, 2025. This decrease was primarily driven by a slightly lower volume of net charge-offs, as well as a higher volume of average loans outstanding, reflecting growth in the Auto Finance and Real Estate segments.

In 2024, our net charge-offs during the period to average loans outstanding credit ratio for installment loans to individual loans decreased by 1.7 percentage points, from 9.0% as of December 31, 2023 to 7.3% as of December 31, 2024. This was primarily due to the growth of the retail portfolio and a lower volume of loan write-offs.

Lease Financing Loans

In 2025, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans remained virtually stable, from 0.1% as of December 31, 2024 to 0.1% as of December 31, 2025.

In 2024, our net charge-offs during the period to average loans outstanding credit ratio for lease financing loans decreased by 0.1 percentage points, from 0.1% as of December 31, 2023 to 0.1% as of December 31, 2024. The net charge-offs of this portfolio remained stable.

4C. Organizational Structure

Santander Group controls Santander Brasil directly and indirectly through Santander Spain, Sterrebeeck B.V., or “Sterrebeeck,” and Grupo Empresarial Santander, S.L. which are controlled subsidiaries of the Santander Group. As of January 31, 2026, Santander Spain held, directly and indirectly, 89.53% of our voting stock.

The following table presents the name, country of incorporation or residence and proportion of ownership interest of our main subsidiaries in accordance with the criteria for consolidation pursuant to IFRS as of December 31, 2025:

	Activity	Country of Incorporation	Ownership Interest
Controlled by Banco Santander
Santander Sociedade de Crédito, Financiamento e Investimento S.A. (new name of Aymoré Crédito, Financiamento e Investimento S.A.)	Financial	Brazil	100.00%
Esfera Fidelidade S.A.	Services Provision	Brazil	100.00%
EmDia Serviços Especializados em Cobrança Ltda.	Debt Collection and Credit Recovery Management	Brazil	100.00%
Return Capital Gestão de Ativos e Participações S.A.	Debt Collection and Credit Recovery Management	Brazil	100.00%
Rojo Entretenimento S.A.	Services Provision	Brazil	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	Brazil	100.00%
Sancap Investimentos e Participações S.A. (“Sancap”)	Holding	Brazil	100.00%
Santander Brasil Administradora de Consórcio Ltda.	Consortium	Brazil	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brokerage	Brazil	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Brokerage	Brazil	100.00%
Santander Holding Imobiliária S.A.	Holding	Brazil	100.00%
Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”)	Leasing	Brazil	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	Brazil	100.00%
Pulse Client Expert Ltda. (new name of SX Negócios)	Provision of Call Center Services	Brazil	100.00%
Tools Soluções e Serviços Compartilhados Ltda.	Services Provision	Brazil	100.00%
Santander Sociedade de Crédito, Financiamento e Investimento S.A. (new name of Aymoré Crédito, Financiamento e Investimento S.A.)
Banco Hyundai Capital Brasil S.A.	Bank	Brazil	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Technology	Brazil	100.00%
Subsidiaries of Santander Leasing
Banco Bandepe S.A.	Bank	Brazil	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Securities Dealer	Brazil	100.00%
Subsidiaries of Sancap
Santander Capitalização S.A.	Capitalization	Brazil	100.00%
Evidence Previdência S.A.	Pension	Brazil	100.00%

	Activity	Country of Incorporation	Ownership Interest
Subsidiary of Santander Corretora de Seguros
América Gestão Serviços em Energia S.A.	Energy	Brazil	70.00%
Fit Economia de Energia S.A.	Energy Trading	Brazil	65.00%
Subsidiaries of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda.	Broker	Brazil	48.00%
Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.	Investments	Brazil	13.23%
Subsidiary of Toro Corretora de Títulos e de Valores Mobiliários Ltda.
Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.	Investments	Brazil	86.77%
Jointly Controlled by Sancap
Santander Auto S.A.	Insurance Company	Brazil	50.00%
Consolidated Investment Funds
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior	Investment Fund	Brazil	(a)
Santander SBAC II Renda Fixa Curto Prazo	Investment Fund	Brazil	(a)
Santander Paraty QIF PLC	Investment Fund	Brazil	(a)
Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC)
Prime 16 – Fundo de Investimento Imobiliário	Investment Fund	Brazil	(a)
Santander FI Hedge Strategies Fund	Real Estate Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI	Investment Fund	Brazil	(a)
Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos	Investment Fund	Brazil	(a)
Fundo de Investimentos em Direitos Creditórios Atacado	Investment Fund	Brazil	(a)
Atual—Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior	Investment Fund	Brazil	(a)
Getnet Fundo De Investimento Em Direitos Creditórios	Investment Fund	Brazil	(a)
Santander Flex Fundo De Investimento Direitos Creditórios	Investment Fund	Brazil	(a)
San Créditos Estruturado	Investment Fund	Brazil	(a)

	Activity	Country of Incorporation	Ownership Interest
D365 – Fundo De Investimento em Direitos Creditórios	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Tellus	Investment Fund	Brazil	(a)
Fundo de Investimento em Direitos Creditórios Precato IV	Investment Fund	Brazil	(a)
Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada	Investment Fund	Brazil	(a)
San Preca Federal I Fundo De Investimento Em Direitos Creditórios - Responsabilidade Limitada;	Investment Fund	Brazil	(a)
Fundo De Investimento Em Direitos Creditórios Conretorno - Responsabilidade Limitada;	Investment Fund	Brazil	(a)
Ararinha Fundo de Investimento em Renda Fixa Longo Prazo	Investment Fund	Brazil	(a)
Hyundai Fundo de Investimento em Direitos Creditórios	Investment Fund	Brazil	(a)
Santander Módulo MX III Renda Fixa Referenciado	Investment Fund	Brazil	(a)
Santander Módulo SINQIA Renda Fixa Referenciado	Investment Fund	Brazil	(a)
Santander Módulo SINQIA II Renda Fixa Referenciado	Investment Fund	Brazil	(a)
Santander Módulo SINQIA III Renda Fixa Referenciado	Investment Fund	Brazil	(a)
Terras Fundo de Investimento nas Cadeias Produtivas do Agronegocio	Investment Fund	Brazil	(a)

(a)	Company to which we are exposed or have rights to variable returns and have the ability to affect those returns by making certain decisions in accordance with IFRS 10 – Consolidated Financial Statements. We and/or our subsidiaries hold 100% of the quotas of these investment funds.

4D. Property, Plant and Equipment

We operate four major administrative operational centers, all of which are owned properties. Additionally, as of December 31, 2025, we owned 236 properties for the activities of our banking network and leased 1,082 properties for the same purpose. For further information about the location of our branches, see “—B. Business Overview—Customer Service Channels—Physical Network.” Our headquarters are located at Avenida Presidente Juscelino Kubitschek, 2041, Suite 281, Block A, Condomínio WTORRE JK, Vila Nova Conceição, 04543-011, in the city of São Paulo, state of São Paulo, Federative Republic of Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5A. Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 and the related notes thereto, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods presented and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors,” and other factors discussed elsewhere in this annual report. Our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023, prepared in accordance with IFRS as issued by the IASB and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements.”

Financial Presentation

We have prepared our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 in accordance with IFRS, as issued by the IASB and interpretations issued by the IFRS Interpretation Committee. See “Presentation of Financial and Other Information” for additional information.

Principal Factors Affecting Our Financial Condition and Results of Operations

Brazilian Macroeconomic Environment

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. While Brazilian GDP increased in 2025, driven by fiscal incentives granted by the Brazilian government, historically low unemployment levels and a strong performance in certain economic sectors, we cannot assure you that this trend will continue, especially given persistent fiscal challenges, elevated interest rates, global economic uncertainties, and inflationary pressures influenced by domestic and international factors.

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

As of and For the Year Ended December 31,
	2025	2024	2023
GDP growth(1)	2.2%	3.4%	3.2%
CDI Rate	14.4%	10.9%	13.0%
TJLP	9.1%	7.6%	6.6%
SELIC rate	15.00%	12.25%	11.75%
Selling exchange rate (at period end) R$ per U.S.$1.00	5.5024	6.1923	4.8413
Depreciation (appreciation) of the real against the U.S. dollar	(11.4) %	27.6%	(7.2) %
Average real to U.S. exchange rate per U.S.$1.00(2)	5.5855	5.3895	4.9953
Inflation (IGP-M)	(1.0) %	6.5%	(3.2) %
Inflation (IPCA)	4.3%	4.8%	4.6%

Sources: BNDES, Brazilian Central Bank, FGV and IBGE.

(1)	GDP growth for 2025 is based on Santander Brasil’s internal estimates. For 2024, the source is the IBGE’s revised series.
(2)	Average of the selling exchange rate for the business days during the period.

Despite the approval of a new fiscal framework and some measures to increase tax revenues, prospects for public expenditures to continue growing over time and for the economy to slow down into the future have stoked fears in financial markets about Brazil’s already high public debt. This has resulted in a persistent risk premium, a limitation in the room for the Brazilian real to strengthen and volatility in financial asset prices. Brazil’s economy was also severely affected by the COVID-19 pandemic starting in 2020. Brazilian GDP recovered to an extent in 2021, in part as a result of Brazil’s ongoing vaccination program and the relaxation of certain restrictions allowing a progressive resumption of economic activities, as set out under “—Impact of COVID-19” below, but considerable uncertainty remains as to the duration and severity of the COVID-19 pandemic and its economic effects. In 2022, the relaxation of COVID-19 restrictions and continued fiscal incentives granted by Brazilian government supported Brazilian GDP growth, which reached 3.0% in 2022. In 2023, fiscal incentives continued to have an important effect, but the contribution of a record harvest of grains was key for the Brazilian GDP to have increased 3.2% in the period. In 2024, in response to the payment of a sizeable volume of delayed court-ordered debts in the first half of 2024, the maintenance of fiscal incentives, historically low unemployment levels and a strong performance in certain economic sectors, the Brazilian economy grew 3.4%.

In 2025, Brazil faced high inflation, elevated interest rates, a less favorable global economic environment and continued geopolitical uncertainty stemming from the war in Ukraine and tensions in the Middle East. In addition, commodity-related sectors did not contribute to economic growth to the same extent as in the recent past, and monetary policy remained tight as inflation stayed above the target range and fiscal pressures persisted. As a result of these factors, GDP growth in 2025 was lower than in 2024. Any slowdown in Brazil’s economic growth, or adverse changes in interest rates, unemployment levels or general price stability, could adversely affect our business, financial condition and results of operations. In 2026, Brazil’s macroeconomic environment is expected to be characterized by moderate growth, supported by residual fiscal stimulus and the initial phase of monetary easing. Even so, activity remains constrained by high structural capital costs, tighter credit conditions and a smaller statistical carry-over from the previous year. Inflation continues to ease gradually, driven by lower food prices and the lagged effects of restrictive monetary policy, although projections and expectations remain above the official target range. The labor market shows early signs of softening after several years of resilience, and the exchange rate is likely to operate under a more volatile global backdrop as the broad depreciation of the U.S. dollar observed in 2025 is not expected to continue.

Externally, Brazil’s financing needs should decline as import growth moderates and foreign direct investment remains solid, but the international environment remains less favorable due to slower global growth, persistent geopolitical fragmentation and mixed commodity dynamics. At the same time, fiscal challenges persist, with public debt expected to rise further despite compliance with the fiscal framework. Any deterioration in economic activity, higher-than-expected inflation or interest rates, reduced credit availability or increased volatility in global markets could adversely affect Brazil’s macroeconomic outlook and, consequently, our business, financial condition and results of operations.

For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic and Political Conditions in Brazil and Globally—Inflation, government efforts to control inflation, and changes in interest rates may hinder the growth of the Brazilian economy and could have an adverse effect on us.”

War in Ukraine and uncertainties following the ceasefire agreement in the Middle East

The persistence of the war between Russia and Ukraine has continued to cause humanitarian problems in Europe as well as volatility in financial markets globally, heightened inflation, shortages and increases in the prices of energy, oil, gas and other commodities. In response to the war in Ukraine, several countries, including the United States, the European Union member states, the United Kingdom and other UN member states, have imposed severe sanctions on Russia and Belarus. Furthermore, we believe that the risk of cyberattacks on companies and institutions has increased and could increase even further as a result of the above-mentioned conflicts and in response to the sanctions imposed, which could adversely affect our ability to maintain or enhance our cybersecurity and data protection measures. The continuance or escalation of the war, including any extension to other countries in the region, has led to, and could continue to lead to, further increases in energy prices, including oil and gas (particularly if supplies to Europe are interrupted), and inflationary pressures, which in turn could lead to higher interest rates and market volatility. In addition, the war has exacerbated supply chain problems, particularly for those businesses most sensitive to rising energy prices. The war and its effects have exacerbated and could continue to exacerbate the slowdown in the global economy and could negatively affect the ability of some of our customers to meet their obligations, especially those with more exposure to the Russian or Ukrainian markets.

The conflict between Israel and Hamas has also stoked fears about a broader war in the Middle East and the impact this could have on the global economy generally and oil markets in particular.

While we do not have a physical presence in Russia, Ukraine or in the Middle East, and our direct exposure to Russian, Ukrainian or Middle Eastern markets and assets is not material, the impact of the war in Ukraine and uncertainties following the ceasefire agreement in the Middle East, and the related sanctions imposed on global markets and institutions, the impact on macroeconomic conditions generally, and other potential future geopolitical tensions and consequences arising from the war remain uncertain and may exacerbate our operational risk. For more information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil and Macroeconomic Conditions in Brazil and Globally—Geopolitical conflicts and related uncertainties, such as the continuance or escalation of the war in Ukraine and the uncertainties following the ceasefire agreement in the Middle East, could materially affect our financial position and increase our operational risk.”

Interest rates

In 2021, the Brazilian Central Bank began a monetary tightening cycle in response to rising inflation, the depreciation of the real, and a perception of recovery in certain economic activities following the easing of COVID-19-related restrictions. The SELIC rate increased from 9.25% as of December 31, 2021, to 13.75% as of December 31, 2022 (the highest level since the end of 2016). In 2023, the Brazilian Central Bank initiated an easing cycle as inflationary pressures subsided, reducing the SELIC rate to 11.75% as of December 31, 2023. The easing continued into the first half of 2024, with the SELIC rate reaching 10.50% in May 2024. However, inflationary pressures resurfaced in mid-2024, driven by adverse climatic conditions affecting food and energy prices, a significant devaluation of the real following the U.S. presidential election, and persistent fiscal challenges in Brazil. In response, the Brazilian Central Bank resumed tightening monetary policy, increasing the SELIC rate to 11.25% in November 2024 and 12.25% in December 2024. These adjustments reflect the Brazilian Central Bank’s efforts to balance inflation control with economic stability amid elevated interest rates globally and domestic economic concerns. In 2025, the Brazilian Central Bank continued to raise the SELIC rate, which reached 15.00% in mid-2025, as part of its efforts to address elevated inflation and inflation expectations. The SELIC rate was maintained at that level through the end of 2025. As of the date of this annual report, the SELIC rate is 15.00%.

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

The following table presents the low, high, average and period end SELIC rate since 2021, as reported by the Brazilian Central Bank:

	Low	High(1)	Average(2)	Period-End
Year
2021	2.00	9.25	4.57	9.25
2022	9.25	13.75	12.57	13.75
2023	11.75	13.75	13.29	11.75
2024	10.50	12.25	10.91	12.25
2025	13.25	15.00	14.56	15.00

(1)	Highest month-end rate.
(2)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities are predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. For more information about our market risk, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Credit Risk.”

Credit Volume and Quality in Brazil

In 2023, outstanding credit increased at a slower rate than in 2022 as the SELIC rate continued moving higher in that period. However, the ratio of nonperforming loans to individuals managed to remain nearly unchanged as a result of an increase in the income stemming from tight labor market conditions and a government-sponsored initiative for banks to renegotiate part of the credit in arrears (5.6% in 2023 as compared to 5.9% in 2022). In 2024, in response to tight labor market conditions and the extension of fiscal incentives by the Brazilian federal government, outstanding credit expanded 10.9% as compared with the previous year, while the ratio of nonperforming loans to individuals fell to 3.5% (from 3.7% in December 2023). However, this combination did not prevent an increase in the household debt burden in the period (24.2% in 2024 as compared to 23.8% in 2023). In 2025, higher interest rates, slower economic growth and renewed inflationary In 2025, higher interest rates, slower economic growth and renewed inflationary indebtedness remained issues amid tighter monetary and fiscal conditions.

	As of December 31,
	2025	2024	2023

	(in billions of R$)
Total Credit Outstanding (1)	7,123	6,463	5,794
Earmarked credit	3,032	2,695	2,408
Non-earmarked based credit	4,090	3,768	3,386
of which:
Corporate	1,638	1,601	1,462
Individuals (retail)	2,453	2,167	1,924

(1)	Some figures may be subject to revision by the Brazilian Central Bank.

Source: Brazilian Central Bank.

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign-currency-denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2025, we recorded foreign exchange negative exposure of R$44.0 million, compared to foreign exchange exposure of R$34.0 million in 2024 and R$62.9 million in 2023. These results were due to the variation of the U.S. dollar against the real on our asset and liability positions in U.S. dollar-denominated instruments during these years. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net).” For further information see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Years Ended December 31, 2025, 2024 and 2023—Results of Operations—Gains (losses) on Financial Assets and Liabilities (net) and Exchange Differences (net).

The Brazilian currency has, during the last decades, experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In 2023, the R$/U.S.$ exchange rate fluctuated between R$4.7202 and R$5.4459 per U.S.$1.00. As of December 31, 2023 the exchange rate was R$4.8413 per U.S.$1.00. The exchange rate experienced significant volatility in 2024, driven by international factors (such as uncertainty about the conduct of monetary policies in advanced economies and the aggravation of geopolitical tensions) and domestic issues (such as concerns regarding fiscal policy and delays in the approval of important legislative measures), fluctuating between R$4.5293 and R$6.1991 per U.S.$1.00. In 2025, the real continued to exhibit volatility in response to global financial conditions and domestic fiscal concerns, with the exchange rate fluctuating between R$5.2729 and R$6.2086 per U.S. $1.00. As of December 31, 2025, the exchange rate was R$5.5024 per U.S.$1.00.

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates and limited Brazilian companies’ access to foreign financial markets, and prompted the adoption of recessionary policies by the Brazilian government. In 2023, as inflationary pressures of 2022 decreased, the Brazilian Central Bank began to reduce the SELIC rate from 13.75% (the highest level since the end of 2016) to 10.50% in May 2024. Depreciation of the real due to international and domestic issues combined with inflationary pressures resulting from adverse climate events affecting food and energy supplies, led the Brazilian Central Bank to resume a monetary tightening cycle in September 2024, which pushed the SELIC rate up to 15.0% by mid-2025. In 2025, the SELIC rate stood at 15.00% as the Brazilian Central Bank maintained a restrictive monetary stance in light of persistent inflationary pressures and exchange-rate volatility.

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

In 2025, inflation remained elevated relative to the CMN’s target range, reflecting the combined effects of persistent services inflation, exchange-rate volatility and continued pressures on food and energy prices. Accumulated inflation for the year ended December 31, 2025 was 4.3%, compared to 4.8% in 2024.

The majority of our income, expenses, assets and liabilities are directly tied to interest rates. Therefore, our results of operations and financial condition are affected by inflation, interest rate fluctuations and related government monetary policies, all of which may materially and adversely affect the growth of the Brazilian economy, our loan portfolios, our cost of funding and our income from credit operations. We estimate that, in 2025, a 1.0% increase or decrease in the base interest rate would have resulted in a decrease or increase, respectively, in our net interest income of R$369 million within a one-year period. Any changes in interest rates may negatively impact our business, financial condition and results of operations. In addition, increases in base interest rates may adversely affect us by reducing the demand for our credit and investment products, increasing funding costs, and increasing in the short run the risk of default by our customers.

Inflation adversely affects our personnel and other administrative expenses that are directly or indirectly tied to inflation indexes, such as the IPCA, and the IGP-M. For example, considering the amounts in 2025, each additional percentage point change in inflation would impact our personnel and other administrative expenses by approximately R$116 million and R$88 million, respectively.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has a significant impact on the results of operations of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our results of operations by limiting or expanding the amounts available for commercial credit transactions.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	As of December 31, 2025	As of December 31, 2024	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	31.50%	31.50%	Loans	Cap rate: 14.0% p.a.
Microcredit loans(2)	2.00%	2.00%	Loans	Cap rate: 4.0% p.m.
Reserve requirements(3)	21.00%	21.00%	Cash	Zero
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	45.50%	45.50%

Savings Accounts
Mortgage loans	65.00%	65.00%	Loans	Cap rate (SFH): TR + 12.0% p.a.
Reserve requirements(3)	15.00%	20.00%	Cash	TR + 6.17% or TR + 70.00% of the target SELIC
Additional reserve requirements	5.00%	0.00%	Cash	TR + 6.17% or TR + 70.00% of the target SELIC
Free funding(4)	15.00%	15.00%

Time deposits
Reserve requirements(3)	20.00%	20.00%	Cash	SELIC
In cash or other instruments	0.00%	0.00%	Cash or other instruments	n/a
In cash	0.00%	0.00%	Cash	n/a
Additional reserve requirements	0.00%	0.00%	Cash	n/a
Free funding(4)	80.00%	80.00%

(1)	Rural credits are credits granted to farmers in the amount of R$20.3 billion and R$22.3 billion as of December 31, 2025 and 2024, respectively.
(2)	Microcredit is a credit granted to very small businesses, with an open position of R$3.5 billion and R$3.3 billion as of December 31, 2025 and 2024, respectively.
(3)	Deductions can be applied on reserve requirements. The Brazilian Central Bank details the possibility of any deduction on its website (Resolutions No. 189/2022, 188/2022 and 145/2021).
(4)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

Taxes

See “Item 4. Information on the Company—B. Business Overview—Regulation and Supervision—Other Applicable Laws and Regulation—Taxation.”

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2025, 2024 and 2023, the recoverable goodwill amounts are determined from “value in use” calculations. For this purpose, we estimate cash flow for a period of five years. We prepare cash flow estimates considering several factors, including: (i) macroeconomic projections, such as interest rates, inflation and exchange rates, among others, (ii) the performance and growth estimates of the Brazilian financial system, (iii) increased costs, returns, synergies and investment plans, (iv) the behavior of customers, and (v) the growth rate of, and long-term adjustments to, cash flows. These estimates rely on assumptions regarding the likelihood of future events, and changing certain factors could result in different outcomes. The estimate of cash flows is based on valuations prepared by an independent research company, which is reviewed and approved by the board of directors. Amortization of goodwill for tax purposes generates a permanent difference and, as a result, no record of the deferred tax liability.

The following table shows the main assumptions for the basis of valuation as of the dates indicated.

As of December 31,
	2025	2024	2023

(Value in use: cash flows)
Main Assumptions(*)
Basis of valuation
Period of the projections of cash flows(1)	5 years	5 years	5 years
Growth rate(1)	4.0%	4.5%	5.4%
Discount rate (2)	12.2%	13.6%	13.0%
Discount rate before tax (2)	18.5%	20.8%	20.3%

(1)	The projections of cash flow are prepared using internal budget and growth plans of management, based on historical data, market expectations and conditions such as industry growth, interest rate and inflation.
(2)	The discount rate is based on the capital asset pricing model.

(*)    A quantitative goodwill impairment test is performed annually. At the end of each exercise, an analysis is carried out on the existence of appearances of disability. For the years 2025, 2024 and 2023, there was no evidence of impairment. In the goodwill impairment test, carried out considering the December 2025 scenario, and whose discount rates and perpetuity growth are the most sensitive assumptions for calculating the present value (value in use) of discounted future cash flows, it was found that these continue to indicate the absence of impairment.

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

The assessment of what constitutes an impairment is based on the following models:

We test goodwill for impairment on an annual basis, or more frequently if events or changes in economic circumstances, such as an adverse change in Santander Brasil’s business condition or observable market data, indicate that these assets may be impaired. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. If an impairment loss is recognized for goodwill, it may not be reversed in a subsequent period. The recognition of impairment is applicable when significant changes occur in the main estimates used to evaluate the recoverable amounts of the cash-generating unit recoverable amount below the carrying amount. Based on the assumptions described above, no impairment of goodwill was identified in 2025, 2024 and 2023. Given the level of uncertainty related to these assumptions, our officers carry out a sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

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

Upon the impairment of either debt or equity instruments, the amount considered as effective loss is recognized in profit or loss. In addition, we did not identify any impairment of property, plant and equipment in 2025, 2024 and 2023 (see notes 14, 13 and 12, respectively, to our audited consolidated financial statements included elsewhere in this annual report).

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

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2025 were applied in the preparation of such financial statements.

Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

Executive Summary – Santander Brasil Results at a Glance

Total Income amounted to R$74,997 million in 2025, an increase of 1.7%, or R$1,239 million, in comparison with the year ended December 31, 2024, driven by an increase in net interest income and fee commissions.

Consolidated Net Income totaled R$12,965 million in the year ended December 31, 2025, a decrease of 3.3% compared to the year ended December 31, 2024, mainly due to (i) an increase in other nonfinancial gains impacted by the joint venture transaction with the Pluxee Group in 2024; (ii) an increase in impairment losses on financial assets due to systematic increase in family indebtedness and system delinquency driven by a higher interest rate, and (iii) an increase in provisions, driven by higher labor contingencies.

Loan Portfolio to customers amounted to R$602,040 million as of December 31, 2025, an increase of 0.4% compared to December 31, 2024, mainly due to an increase in our loan portfolio for consumer finance, SMEs (especially working capital) and individuals (especially credit cards and mortgages).

Credit risk exposure amounted to R$778.9 billion as of December 31, 2025, an increase of 3.8% compared to December 31, 2024.

Credit Quality: the impaired assets to credit risk exposure ratio was 6.3% for the year ended December 31, 2025, a 0.6 percentage points increase compared to the previous year.

Coverage ratio was 83.2% in the year ended December 31, 2025, a 1.2 percentage points decrease compared to the year ended December 31, 2024.

Our Basel Capital adequacy ratio was 15.4% in the year ended December 31, 2025, an increase of 1.1 percentage points compared to the year ended December 31, 2024.

Deposits from customers and from the Brazilian Central Bank decreased by 3.1% reaching R$740 billion in 2025, mainly due to lower customer demand deposits especially in current accounts, reflecting a shift toward higher-yielding term instruments, both in Wholesale and Retail. Time deposits increased during the period, partially offsetting the reduction in demand balances. Deposits from credit institutions also decreased, mainly due to lower interbank time deposits and repurchase operations.

Results of Operations

The following table presents our consolidated results of operations for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023

	(in millions of R$, except percentages)
Net interest income	57,634	56,679	46,884	1.7	20.9
Income from equity instruments	86	84	22	2.2	277.1
Income from companies accounted for by the equity method	458	313	239	46.4	30.8
Net fee and commission income (expense)	17,495	17,205	15,640	1.7	10.0
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	131	129	3,795	1.8	(96.6)
Other operating income (expenses) net	(808)	(652)	(716)	24.0	(8.9)
Total income	74,997	73,757	65,864	1.7	12.0
Administrative expenses	(20,938)	(20,417)	(19,563)	2.6	4.4
Depreciation and amortization	(2,626)	(2,731)	(2,741)	(3.9)	(0.4)
Provisions (net)	(4,979)	(4,595)	(4,424)	8.3	3.9
Impairment losses on financial assets (net)	(29,540)	(28,484)	(28,008)	3.7	1.7
Impairment losses on other assets (net)	(397)	(252)	(250)	57.2	0.9
Other nonfinancial gains (losses)	212	1,912	1,044	(88.9)	83.2
Operating income before tax	16,729	19,190	11,922	(12.8)	61.0
Income tax	(3,764)	(5,776)	(2,423)	(34.8)	138.4
Consolidated net income for the year	12,965	13,414	9,499	(3.3)	41.2

Consolidated Net Income for the Year

Our consolidated net income for the year ended December 31, 2025, was R$12,965 million, a decrease of R$449 million, or 3.3%, as compared to our consolidated net income of R$13,414 million for the year ended December 31, 2024, primarily due to (i) a decrease in other nonfinancial gains of R$1,700 million, or 88.9%, impacted by the joint venture transaction with the Pluxee Group in 2024; (ii) an increase in impairment losses on financial assets of R$1,056 million, or 3.7% due to systematic increase in family indebtedness and system delinquency driven by a higher interest rate, and (iii) an increase in provisions of R$ 384 million, or 8.3%, driven by higher labor contingencies.

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

Net Interest Income

Net interest income for the year ended December 31, 2025, was R$57,634 million, an increase of R$956 million, or 1.7%, from R$56,679 million for the year ended December 31, 2024. This increase was mainly due to an increase in income from: (i) deposit products, especially time deposits and demand deposits in our individuals and SMEs businesses, and (ii) credit products, especially in our SMEs and consumer finance business, in each case driven by growth in volume in products such working capital, auto loans and mortgages. This was partially offset by the negative sensitivity to the increase of interest rates.

Average total earning assets in 2025 were R$1,110,376 million, an increase of 4.4% from R$1,063,823 million in 2024. The main driver of this change was an increase in the average amount of loans and advances to customers and loans and amounts due from credit institutions.

Net interest margin (net interest income divided by average earning assets) in 2025 was 5.2% compared to 5.3% in 2024, impacted by higher share of new businesses in collateralized products and focus on portfolios and segments with a lower credit risk, reflecting our strategy of seeking to increase net profitability.

Average total interest-bearing liabilities in 2025 were R$888,931 million, an increase of 4.7%, from R$849,299 million in 2024.

Finally, the net interest spread (the difference between interest on earning assets and the average cost of interest-bearing liabilities) was 2.7% in 2025, mainly due to a shift in our credit portfolio mix toward customers with a better risk profile, partially offset by a lower cost of funding in deposits.

Net interest income for the year ended December 31, 2024 was R$56,679 million, a 20.9% or R$9,795 million increase from R$46,884 million for the year ended December 31, 2023. This increase was mainly due to an increase in income from: (i) credit products, especially in our individuals and consumer finance businesses, driven by growth in volume in products such as cards, payroll, auto loan and mortgage, and (ii) better performance in market operations. This was partially offset by lower interest spreads, attributable to a shift in our portfolio mix toward customers with a better risk profile and focus on collateralized products.

Average total earning assets in 2024 were R$1,063,823 million, a 10.8% increase from R$959,769 million in 2023. The main driver of this change was an increase in the average amount of loans and advances to customers and financial assets measured at fair value (i.e., debt and equity instruments).

Net interest margin (net interest income divided by average earning assets) in 2024 was 5.3% compared to 4.9% in 2023, supported by the increase in the SELIC rate and a better credit products mix, following our strategy of increasing the share of individual segments.

Average total interest-bearing liabilities in 2024 were R$849,299 million, a 11.9% or R$90,386 million increase from R$758,913 million in 2023.

Finally, the net interest spread (the difference between interest on earning assets and the average cost of interest-bearing liabilities) was 3.3% in 2024, mainly due to a shift in our portfolio mix towards customers with a better risk profile.

Income from equity instruments

Income from equity instruments for the year ended December 31, 2025 totaled R$86 million, an increase of R$2 million from R$84 million for the year ended December 31, 2024.

Income from equity instruments for the year ended December 31, 2024 totaled R$84 million, a R$61 million increase from R$22 million for the year ended December 31, 2023.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the year ended December 31, 2025 was R$458 million, an increase of R$145 million from R$313 million for the year ended December 31, 2024, mainly due to an increase of R$58 million in the results of Pluxee, R$42 million in the results of Banco RCI and R$28 million in the results of Webmotors.

Income from companies accounted for by the equity method for the year ended December 31, 2024 was R$313 million, a R$74 million increase from R$239 million for the year ended December 31, 2023, mainly due to an increase of R$53 million in the results of Pluxee (which we acquired in 2024) and R$29 million in the results of Banco RCI.

Net fee and commission income

Net fee and commission income for the year ended December 31, 2025 was R$17,495 million, an increase of R$290 million, or 1.7%, compared to R$17,205 million for the year ended December 31, 2024. This increase was primarily driven by: (i) insurance and capitalization, supported by improved loan performance, particularly in consumer, and launch of new products; (ii) credit and debit cards, reflecting growth in transaction volumes and customer spending; and (iii) asset management and pension funds due to higher volumes of assets under management and of pension funds.

Net fees and commissions from credit and debit cards totaled R$4,508 million for the year ended December 31, 2025, an increase of 2.1% compared to the year ended December 31, 2024. This was primarily due to growth in transaction volumes and customer spending.

Net fees and commissions from asset management and pension funds totaled R$2,271 million for the year ended December 31, 2025, an increase of 3.3% compared to the year ended December 31, 2024. This was primarily due to higher volumes.

Net fees and commissions from insurance and capitalization totaled R$4,973 million for the year ended December 31, 2025, an increase of 4.9% compared to the year ended December 31, 2024. This was primarily due to improved loan performance and launch of new products.

Net fee and commission income for the year ended December 31, 2024 was R$17,205 million, a 10.0% or R$1,565 million increase compared to R$15,640 million for the year ended December 31, 2023. This increase was primarily attributable to: (i) credit and debit cards, mainly due to increases in our customer base, number of transactions and customer spending, (ii) insurance and capitalization, reflecting the improved performance in loans (especially in consumer), and (iii) asset management and pension funds.

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

The following table reflects the breakdown of net fee and commission income for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023

	(in millions of R$, except percentages)
Current account services	3,169	3,314	3,255	(4.4)	1.8
Collection and payment services	1,803	1,738	1,801	3.7	(3.5)
Insurance and capitalization	4,973	4,741	4,303	4.9	10.2
Asset Management and pension funds	2,271	2,199	1,990	3.3	10.5
Credit and debit cards	4,508	4,414	3,554	2.1	24.2
Capital markets	1,147	1,178	1,183	(2.6)	(0.4)
Trade finance	1,936	1,858	1,926	4.2	(3.5)
Tax on services	(806)	(855)	(758)	(5.7)	12.8
Others	(1,506)	(1,382)	(1,613)	9.0	(14.3)
Total	17,495	17,205	15,641	1.7	10.0

Gains (losses) on financial assets and liabilities (net) and exchange differences

Gains on financial assets and liabilities (net) and exchange differences (net) for the year ended December 31, 2025 amounted to R$131 million, an increase of R$2 million compared to a gain of R$129 million for the year ended December 31, 2024. This variation is mainly due to financial assets measured at fair value through profit or loss, a R$641 million loss as of December 31, 2024 compared to a gain of R$7,890 million as of December 31, 2025.

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

Other Operating Income/Expenses

Other operating expenses for the year ended December 31, 2025, amounted to R$808 million, an increase of R$156 million compared to expenses of R$652 million for the year ended December 31, 2024, mainly due to higher operating expenses related to the growth of business activity and deposits portfolio.

Other operating expenses for the year ended December 31, 2024 amounted to R$652 million, a decrease of R$64 million compared to expenses of R$716 million for the year ended December 31, 2023, mainly due to lower operational expenses.

Administrative Expenses

Administrative expenses for the year ended December 31, 2025 were R$20,938 million, an increase of R$522 million compared to expenses of R$20,417 million for the year ended December 31, 2024, mainly due to the increase in expenses with wages and salaries and related technology and systems and per diem expenses and travel expenses as a result of the increase in inflation in the period and the growth of our business.

Administrative expenses for the year ended December 31, 2024 were R$20,417 million, a R$854 million increase compared to expenses of R$19,563 million for the year ended December 31, 2023, mainly due to the increase in expenses with wages and salaries and related technology and systems, per diem expenses and travel expenses, and other administrative expenses as a result of the increase in inflation in the period and the growth of our business.

Personnel expenses increased by R$101 million for the year ended December 31, 2025, mainly due to higher employee wages and salaries deriving from our collective bargaining with employees in 2024, which impacted the first eight months of 2025, and our 2025 collective bargaining agreement, which impacted the final four months of the year.

Personnel expenses increased by R$784 million for the year ended December 31, 2024, mainly due to higher employee wages and salaries deriving from our collective bargaining with employees in 2023, which impacted the first eight months of 2024, and our 2024 collective bargaining agreement, which impacted the final four months of the year.

The following table sets forth our personnel expenses for each of the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023

	(in millions of R$, except percentages)
Wages and salaries	7,242	7,087	6,640	2.2	6.7
Social security costs	1,713	1,692	1,654	1.2	2.3
Benefits	1,771	1,753	1,659	1.0	5.7
Training	67	68	62	(2.1)	10.3
Other personnel expenses	907	997	799	(9.0)	24.8
Total	11,699	11,598	10,814	0.9	7.3

Other administrative expenses increased by R$420 million to R$9,239 million for the year ended December 31, 2025, from R$8,819 million for the year ended December 31, 2024, mainly as a result of greater expenses with technology and systems and per diem expenses and travel expenses as a result of the increase in inflation in the period and the growth of our business.

Other administrative expenses increased R$70 million to R$8,819 million for the year ended December 31, 2024, from R$8,749 million for the year ended December 31, 2023, mainly as a result of greater expenses with technology and systems, per diem expenses and travel expenses and other administrative expenses,as a result of the increase in inflation in the period and the growth of our business.

The following table sets forth our other administrative expenses for each of the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023

	(in millions of R$, except percentages)
Specialized and technical services	2,486	2,414	2,397	3.0	0.7
General maintenance expenses	818	878	896	(6.8)	(2.0)
Technology and systems	3,015	2,410	2,384	25.1	1.1
Advertising	483	516	522	(6.5)	(1.1)
Communications	282	351	502	(19.6)	(30.0)
Per diems and travel expenses	215	201	163	6.8	23.4
Taxes other than income tax	142	154	173	(8.0)	(11.0)
Surveillance and cash courier services	384	474	525	(19.1)	(9.6)
Insurance premiums	26	25	27	3.7	(5.5)
Other administrative expenses	1,388	1,394	1,160	(0.5)	20.2
Total	9,239	8,819	8,749	4.8	0.8

The efficiency ratio, which we calculate as total administrative expenses divided by total income, increased to 27.9% in the year ended December 31, 2025, as compared to 27.7% for the year ended December 31, 2024. This increase of 0.2 percentage points in the ratio is primarily due to the growth of our costs outpacing the growth of our margin.

The efficiency ratio decreased to 27.7% in the year ended December 31, 2024, as compared to 29.7% for the year ended December 31, 2023. This decrease of 2.0 percentage points in the ratio is primarily due to higher growth in net income (driven by net interest income and net fee income) and an increase in costs driven by inflation.

Depreciation and Amortization

Depreciation and amortization for the year ended December 31, 2025 was R$2,626 million, a decrease of R$105 million, or 3.9%, from R$2,731 million for the year ended December 31, 2024, primarily due to impact on hardware due to the end of amortization and changes in the extended useful life of some items.

Depreciation and amortization for the year ended December 31, 2024 was R$2,731 million, a 0.4% or R$10 million decrease from R$2,741 million for the year ended December 31, 2023, primarily due to higher expenses with amortization of software items, resulting from investments made in this period.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,979 million for the year ended December 31, 2025, an increase of R$383 million, or 8.3%, compared to R$4,595 million for the year ended December 31, 2024, mainly due to an increase in labor contingencies.

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$4,595 million for the year ended December 31, 2024, a 3.9% or R$171 million increase compared to R$4,424 million for the year ended December 31, 2023, mainly due to an increase in labor and civil contingencies.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the year ended December 31, 2025 were R$29,540 million, an increase of R$1,056 million compared to R$28,484 million for the year ended December 31, 2024. This increase reflects continued growth of our loan portfolio—particularly in SMEs, Auto Finance and Real Estate—combined with a disciplined and forward-looking approach to risk management, including prudent reserve strengthening among Individuals, especially in lower-income segments, and within Corporate & SMEs, primarily smaller companies.

Impairment losses on financial assets (net) for the year ended December 31, 2024 were R$28,484 million, an R$476 million increase compared to R$28,008 million for the year ended December 31, 2023, which was primarily due to growth in our retail portfolio, and the effects of challenging macroeconomic conditions on our SME portfolio.

Our credit risk exposure increased by R$28.5 billion to R$778.9 billion as of December 31, 2025, compared to R$750.4 billion as of December 31, 2024. Furthermore, our impaired assets increased by R$6.7 billion from R$42.2 billion as of December 31, 2024 to R$48.9 billion as of December 31, 2025.

Our credit risk exposure increased by R$30.5 billion to R$750.4 billion as of December 31, 2024 compared to R$719.9 billion as of December 31, 2023. Furthermore, our impaired assets increased R$2.4 billion from R$39.9 billion as of December 31, 2023 to R$42.2 billion for the year ended December 31, 2024.

See also “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Allowance for Loan Losses—Impaired Asset Ratios” for a table showing our ratio of impaired assets to total credit risk exposure and our coverage ratio as of December 31, 2025, 2024 and 2023.

Impaired Assets by Type of Loan

The following table shows our impaired assets by type of loan as of December 31, 2025, 2024 and 2023.

	For the Year Ended December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023

	(in millions of R$, except percentages)
Commercial and industrial	17,291	13,175	16,292	31.2	(19.1)
Real estate	1,809	1,736	1,352	4.2	28.4
Installment loans to individuals	29,779	27,284	22,239	9.1	22.7
Lease financing	21	47	4	(56.2)	1191.4
Total	48,900	42,242	39,887	15.8	5.9

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

Commercial and Industrial

Impaired assets in the commercial and industrial loans portfolio amounted to R$17,291 million as of December 31, 2025, an increase of R$4,116 million, or 31.2%, compared to R$13,175 million as of December 31, 2024. This increase reflects continued growth in the SMEs portfolio, combined with a more challenging credit environment—driven by higher-for-longer interest rates—affecting Corporate & SMEs, primarily smaller companies.

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

Real Estate

Impaired assets in the real estate lending portfolio totaled R$1,809 million as of December 31, 2025, an increase of R$73 million, or 4.2%, compared to R$1,736 million as of December 31, 2024. This was primarily due to a higher growth in this portfolio.

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

Installment Loans to Individuals

Impaired assets in the installment loans to individuals lending portfolio totaled R$29,779 million as of December 31, 2025, an increase of R$2,495 million, or 9.1%, compared to R$27,284 million as of December 31, 2024. This increase reflects continued growth in the Auto Finance and Real Estate portfolios, combined with a more challenging credit environment affecting Individuals—particularly in lower-income segments.

Impaired assets in the installment loans to individuals lending portfolio totaled R$27,284 million as of December 31, 2024, with an increase of R$5,045 million, or 22.7% compared to R$22,239 million as of December 31, 2023. This increase was primarily due to the high growth of this portfolio, changes in the methodology used to determine whether a loan is non-performing and challenging macroeconomic conditions affecting certain products such as rural.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Lease Financing

Impaired assets in the lease financing lending portfolio totaled R$21 million as of December 31, 2025, a decrease of R$26 million compared to R$47 million as of December 31, 2024.

Impaired assets in the lease financing lending portfolio totaled R$47 million on December 31, 2024, an increase of R$43 million compared to R$4 million as of December 31, 2023. This increase in impaired assets was primarily concentrated in two specific clients.

For further information, please see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Short-Term Borrowings—Impaired Assets—Methodology for Impairment Losses.”

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2025, amounted to losses of R$397 million, an increase of R$144 million as compared to R$252 million for the year ended December 31, 2024, mainly due to a footprint efficiency plan involving the closing of branches.

Impairment losses on other assets (net) for the year ended December 31, 2024, amounted to losses of R$252 million, an increase of R$2 million as compared to R$250 million for the year ended December 31, 2023.

Other Nonfinancial Gains

Other nonfinancial gains amounted to R$212 million during the year ended December 31, 2025, a decrease of R$1,700 million compared to R$1,912 million during the year ended December 31, 2024, mainly due to the one-off effect of the joint venture transaction with the Pluxee Group which occurred in 2024.

Other nonfinancial gains amounted to R$1,912 million during the year ended December 31, 2024, an increase of R$869 million compared to R$1,044 million during the year ended December 31, 2023, mainly due to the closing of the joint venture transaction with the Pluxee Group.

Operating Income Before Tax

Operating income before tax for the year ended December 31, 2025 was R$16,729 million, a decrease of R$2,461 million, or 12.8%, as compared to R$19,190 million for the year ended December 31, 2024.

This was primarily due to the 2024 joint venture transaction with the Pluxee Group, higher impairment losses on financial assets reflecting a systematic increase in family indebtedness and delinquency levels, and increased provisions attributable to elevated labor contingencies.

Income Taxes

Income taxes expenses include income tax, social contribution, PIS and COFINS (which are social contributions due on certain income net of certain expenses).

Total income taxes amounted to R$3,764 million in the year ended December 31, 2025, a decrease of R$2,013 million, or 34.8%, in relation to R$5,776 million in the year ended December 31, 2024. This decrease in expense was mainly attributed to a decrease in operating income before tax to R$16,729 million in the year ended December 31, 2025, compared to R$19,190 million in the year ended December 31, 2024, primarily due to economic factors that directly impacted the increase in losses related to credit operations (IFRS 9). The lower earnings resulted in a smaller taxable base, leading to a proportional reduction in tax expense. Another event explaining the reduction in the income tax line relates to the increase in interest on equity to R$3,376 million in the year ended December 31, 2025, compared to R$2,589 million in the year ended December 31, 2024. Additionally, the effects of specific events recognized directly in the tax line remained stable compared to the prior year, with no material additional impacts on the variation in tax expense.

Total income taxes amounted to R$5,776 million in the year ended December 31, 2024, an increase of 138.4%, or R$3,354 million, in relation to R$2,423 million in the year ended December 31, 2023. This expense increase was mainly attributed to an increase in operating income before tax to R$19,190 million in the year ended December 31, 2024, from R$11,922 million in the year ended December 31, 2023, which was primarily due to our operational performance throughout the year. The higher earnings resulted in a larger taxable base, leading to a proportional increase in tax expense. Additionally, the effects of specific events recognized directly in the tax line remained stable compared to the prior year, with no material additional impacts on the variation in tax expense.

Results of Operations by Segment for the Years Ended December 31, 2025, 2024 and 2023

The following tables show our results of operations for the years ended December 31, 2025, 2024 and 2023, for each of our operating segments.

Commercial Banking

	For the Year Ended December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023

	(in millions of R$, except percentages)
Net interest income	53,126	51,563	44,652	3.0	15.5
Income from equity instruments	8	5	4	48.3	45.4
Income from companies accounted for by the equity method	374	259	185	44.2	40.3
Net fee and commission income	15,397	14,944	13,270	3.0	12.6
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(4,206)	(1,488)	(1,125)	182.8	32.2
Other operating income (expenses)	(704)	(480)	(596)	46.6	(19.5)
Total income	63,994	64,804	56,389	(1.2)	14.9
Personnel expenses	(10,569)	(10,534)	(9,754)	0.3	8.0
Other administrative expenses	(8,208)	(7,836)	(7,867)	4.8	(0.4)
Administrative expenses	(18,777)	(18,370)	(17,621)	2.2	4.3
Depreciation and amortization	(2,467)	(2,599)	(2,621)	(5.1)	(0.8)
Provisions (net)	(4,894)	(4,583)	(4,404)	6.8	4.0
Impairment losses on financial assets (net)	(28,818)	(28,451)	(26,583)	1.3	7.0
Impairment losses on other assets (net)	(313)	(253)	(250)	23.8	1.0
Other nonfinancial gain (losses)	212	1,912	1,044	(88.9)	83.2
Operating income before tax	8,938	12,461	5,953	(28.3)	109.3

2025 and 2024

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2025, was R$8,938 million, a decrease of R$3,523 million from R$12,461 million for the year ended December 31, 2024.

This variation was mainly due to:

•	an increase of R$2.7 billion in losses on financial assets and liabilities and exchange differences representing a 182.8% increase compared to the year ended December 31, 2024; and
•	an increase of R$0.4 billion in administrative expenses, representing a 2.2% increase compared to the year ended December 31, 2024.

2024 and 2023

Operating income before tax attributed to the Commercial Banking segment for the year ended December 31, 2024, was R$12,461 million, a R$6,508 million increase from R$5,953 million for the year ended December 31, 2023.

This variation was mainly due to:

•	an increase of R$6.9 billion in net interest income representing a 15.5% increase compared to the year ended December 31, 2023; and

•	an increase of R$1.6 billion in net fee income, representing a 12.6% increase compared to the year ended December 31, 2023.

Global Wholesale Banking

	For the Year Ended December 31,
	2025	2024	2023	% Change 2025/2024	% Change 2024/2023

	(in millions of R$, except percentages)
Net interest income	4,509	5,115	2,232	(11.9)	129.2
Income from equity instruments	78	79	19	(0.7)	320.8
Income from companies accounted for by the equity method	84	54	54	57.4	(1.3)
Net fee and commission income	2,099	2,262	2,370	(7.2)	(4.6)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	4,338	1,617	4,920	168.3	(67.1)
Other operating income (expenses)	(105)	(172)	(120)	(39.2)	43.8
Total income	11,003	8,954	9,476	22.9	(5.5)
Administrative expenses	(2,161)	(2,047)	(1,942)	5.6	5.4
Personnel expenses	(1,131)	(1,064)	(1,060)	6.3	0.4
Other administrative expenses	(1,031)	(983)	(882)	4.9	11.4
Depreciation and amortization	(159)	(132)	(120)	20.5	10.3
Provisions (net)	(85)	(12)	(20)	577.4	(37.6)
Impairment losses on financial assets (net)	(722)	(33)	(1,425)	2070.4	(97.7)
Impairment losses on other assets (net)	(84)	—	—	n.m.	n.m.
Operating income before tax	7,791	6,730	5,969	15.8	12.7

2025 and 2024

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2025, was R$7,791 million, an increase of R$1,062 million, or 15.8%, from R$6,730 million for the year ended December 31, 2024. which was primarily due to (i) higher performance in treasury and market business and (ii) growth in demand deposits of the banking business.

2024 and 2023

Operating income before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2024, was R$6,730 million, a 12.7% or R$761 million increase from R$5,969 million for the year ended December 31, 2023, which was primarily due to a decrease in impairment losses on financial assets (net) mainly driven by a specific case of a large customer in our wholesale segment.

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

For further information, see notes 16, 17, 18, 19 and 20 to our audited consolidated financial statements included elsewhere in this annual report.

The following tables present the composition of our consolidated funding at the dates indicated.

	As of December 31,
	2025	2024	2023

	(in millions of R$)
Customer deposits	593,329	605,068	583,221
Current accounts	31,907	41,297	36,599
Savings accounts	53,201	57,369	58,075
Time deposits	431,659	425,287	390,497
Repurchase agreements	76,562	81,115	98,049
Backed operations with Private Securities(1)	18,907	13,688	21,551
Backed operations with Public Securities	57,655	67,426	76,499
Deposits from credit institutions	146,868	158,565	118,512
Deposits on demand	1,951	859	5,100
Time deposits(2)	119,636	126,588	95,290
Repurchase agreements	25,280	31,119	18,122
Backed operations with Private Securities(1)	—	—	63
Backed operations with Public Securities	25,280	31,119	18,059
Total deposits	740,196	763,634	701,733
Liabilities arising from securities(3)	159,926	139,678	130,383
Agribusiness Credit Notes	38,740	32,447	36,423
Treasury Bills	38,234	24,516	22,729
Real Estate Credit Notes	64,899	62,864	57,619
Bonds and other securities	18,053	19,851	13,612
Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital	28,114	23,138	19,627
Total Funding	928,236	926,450	851,743

(1)	Refers primarily to repurchase agreements backed by debentures.
(2)	This includes transactions with credit institutions in connection with export and import financing lines, BNDES and FINAME on-lending and abroad on other credit lines abroad.
(3)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2025, 2024 and 2023 reflect this change.

Deposits

Customer Deposits

Our balance of customer deposits was R$593.3 billion on December 31, 2025, R$605.1 billion on December 31, 2024, and R$583.2 billion on December 31, 2023, representing 63.9%, 65.3% and 68.5% of our total funding, respectively.

Current Accounts

Our balance of current accounts was R$31.9 billion on December 31, 2025, R$41.3 billion on December 31, 2024 and R$36.6 billion on December 31, 2023, representing 4.3%, 5.4% and 5.2% of total deposits, respectively.

Savings Accounts

Our balance of savings accounts was R$53.2 billion on December 31, 2025, R$57.4 billion on December 31, 2024, and R$58.1 billion on December 31, 2023, representing 7.2%, 7.5% and 8.3% of total deposits, respectively.

Customer Time Deposits

Our balance of customer time deposits was R$431.7 billion on December 31, 2025, R$425.3 billion on December 31, 2024, and R$390.5 billion on December 31, 2023, representing 58.3%, 55.7% and 55.6% of total deposits, respectively.

Customer Repurchase Agreements

We maintain a portfolio of Brazilian public and private sector debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term (overnight) nature of this funding source, such transactions are volatile and composed, generally, of Brazilian public securities and of repurchase agreements linked to debentures. Securities sold under repurchase agreements decreased to R$76.6 billion on December 31, 2025, from R$81.1 billion on December 31, 2024, and R$98.0 billion on December 31, 2023, representing 10.3%, 10.6% and 14.0% of total deposits, respectively.

Deposits from Credit Institutions

Our balance of deposits from credit institutions was R$146.9 billion on December 31, 2025, R$158.6 billion on December 31, 2024 and R$118.5 billion on December 31, 2023, representing 19.8%, 20.8% and 16.9% of total deposits, respectively.

Our balance of deposits includes mainly borrowings and domestic on lendings:

•	Borrowings. We have relationships with banks all over the world, providing credit lines as foreign currency-linked (either to the U.S. dollar or to a basket of foreign currencies). We apply the proceeds from these transactions mainly to U.S. dollar-linked lending operations and in particular to trade finance operations.
•	Domestic Onlendings. We borrow from public institutions, mainly BNDES and FINAME, for which we act as a financial agent. Funding from these sources in Brazil represents a method of providing long-term loans with attractive average interest rates to certain sectors of the economy. Loans from these funds are allocated by BNDES through banks to specific sectors targeted for economic development. This type of lending is known as “repassing” or “onlending.” Because the repassed funds are generally matched and/or funded by loans from a federal government agency, we take no interest rate or maturity mismatch risk nor charge interest at a fixed margin over the cost of funds. We, however, retain the commercial credit risk of the borrower and therefore have discretion in the lending decision and application of the credit criteria. This type of funding is not affected by compulsory deposit requirements. The onlending is generally secured or guaranteed, although this is not required by the terms of the onlending.

Other Funding

Liabilities arising from securities

Our balance of liabilities arising from securities was R$159.9 billion on December 31, 2025, R$139.7 billion on December 31, 2024, and R$130.4 billion on December 31, 2023, representing 17.2%, 15.1%, and 15.3% of our total funding, respectively.

Agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, are issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain and the exchange acceptances, reached R$38.7 billion on December 31, 2025, R$32.4 billion on December 31, 2024 and R$36.4 billion on December 31, 2023.

Financial bills (Letras Financeiras) are a funding alternative available to banks that can be characterized as senior or eligible to compose the regulatory capital, pursuant to CMN Resolution No. 5,007, of March 24, 2022, with a minimum term of 24 months and minimum amounts of R$300,000 for subordinated transactions and R$50,000 for senior transactions. Our balance of treasury bills totaled R$38.2 billion on December 31, 2025, a 56.0% increase from R$24.5 billion on December 31, 2024.

Real estate credit notes (Letras de Crédito Imobiliário) increased by 3.2%, from R$62.9 billion on December 31, 2024, to R$64.9 billion on December 31, 2025.

We undertake issuances of securities, including under our Global Medium Term Notes Program. Our balance of bonds and other securities was R$18.1 billion on December 31, 2025, and R$19.9 billion on December 31, 2024. This change was principally due to favorable market conditions.

Debt Instruments Eligible to Compose Tier 1 and Tier 2 Capital

On November 5, 2018, our board of directors approved the issuance, through our Cayman Islands branch, of debt instruments to form part of our Tier 1 and Tier 2 regulatory capital in the aggregate amount of U.S.$2.5 billion, pursuant to an offering made to non-U.S. Persons under Regulation S of the U.S. Securities Act of 1933, as amended, or the “Notes Offering.” Our Notes Offering was structured as follows: (i) U.S.$1.25 billion indexed 7.25% per year with no maturity (perpetual) and interest paid semiannually; and (ii) U.S.$1.25 billion indexed 6.125% per year maturing in November 2028 and interest paid semiannually. These issuances were made through our Cayman Islands branch and as a result they do not generate liability for income tax at source. In addition, our board of directors also approved the redemption of debt instruments issued to form part of our Tier 1 and Tier 2 regulatory capital, as set out in the board’s resolution of January 14, 2014. The proceeds from the Notes Offering were used to fund this redemption. On December 18, 2018, the Brazilian Central Bank authorized the transactions contemplated in the Notes Offering and the redemption, which were completed on January 29, 2019.

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

Furthermore, on December 4, 2025, Santander Brasil issued financial bills with a Tier 2 subordination clause in the total amount of R$2.4 billion. These new financial bills have a term of 10 years, semiannual coupon payments as well as redemption and repurchase options in accordance with the applicable regulations.

As of December 2025, the balance for both Tier 1 and Tier 2 debt instruments was R$28.1 billion, compared to R$23.1 billion as of December 31, 2024.

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

Contractual Obligations

Our contractual obligations as of December 31, 2025 are summarized as follows:

	As of December 31, 2025
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in millions of R$)
Contractual Obligations
Customer deposits	593,329	481,704	80,557	30,234	835
Liabilities arising from securities(1)	159,926	23,498	40,034	70,206	26,187
Debt Instruments Eligible as Capital(2)	28,114	—	—	—	28,114
Deposits from credit institutions(3)	146,868	145,465	1,403	—	—
Total	928,236	650,667	121,993	100,440	55,136

(1)	In the year ended December 31, 2023, we revised the definition of marketable debt securities to include the line items “Financial liabilities measured at fair value in income held for trading” and “Financial liabilities at amortized cost,” instead of only including “Financial liabilities at amortized cost.” The amounts presented as of December 31, 2025, 2024 and 2023 reflect this change.
(2)	The table above excludes the notional and any interest payments relating to our perpetual Tier I bonds which interests are discretionary as described in “Item 5. Operating And Financial Review And Prospects—A. Operating Results.”
(3)	Calculated for all Deposits from credit institutions, Customer Deposits, Marketable debt securities, Subordinated liabilities and Debt Instruments Eligible to Compose Capital (Tier II) assuming a constant interest rate based on data as of December 31, 2024 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The above table does not reflect amounts payable on derivative contracts as they are dependent on changes in financial markets. The net fair value position of our derivative contracts as of December 31, 2025 reflected assets of R$5,796 million, compared to assets of R$796 million as of December 31, 2024.

In addition, we lease several properties under standard lease contracts, which can be cancelled or renewed at our option and include escalation clauses. The total future minimum payments of non-cancelable operating leases as of December 31, 2025 was R$3,595 million. From this total, R$1,531 million matures in up to one year, R$2,010 million matures from one year to up to five years and R$54 million matures after five years. We have no contracts with indeterminate maturities.

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

5D. Trend Information

The following list sets forth, in our view, the most important trends, uncertainties and events that are reasonably likely to continue to have a material effect on our revenues, income from continuing operations, profitability, liquidity and capital resources, or that may cause reported financial information to be not necessarily indicative of future operating results or financial condition:

•	economic and political conditions in Brazil, including the impact of the current international economic environment and the macroeconomic conditions in Brazil, and the policies of the new Brazilian administration that will take office following the presidential and other elections to be held in October 2026, may adversely affect the performance of the Brazilian economy. As a result, our credit portfolio, which is focused on Brazil, may not grow or could decrease and our provisions for loan losses increase;
•	a global economic downturn as a result of pandemics, epidemics or outbreaks of infectious diseases, or instability or conflicts (including the ongoing war between Russia and Ukraine and uncertainties following the ceasefire agreement in the Middle East, or the general economic and business conditions in Brazil, Latin America and globally), can have an adverse effect on the global market and economy, including Brazil. It may decrease the interest of investors in Brazilian assets, in addition to making it difficult for us to access the capital markets and finance our operations, including on acceptable terms;
•	uncertainties arising from the Brazilian presidential and other elections scheduled for October 2026, increased volatility in economic indicators and deceleration in growth rates may negatively affect our strategic plan, with impacts on our profitability, asset quality, portfolio expansion and financing conditions;
•	exposure to various types of inflation and interest rate risks, and the Brazilian government’s efforts to control inflation and interest rates;
•	continued market volatility and instability that could affect our revenues;
•	extensive regulation by the Brazilian government and the Brazilian Central Bank, among others, which could affect our margins and/or growth in lending activities;
•	regulatory capital changes toward more restrictive rules as a response to any potential financial crisis or general macroeconomic conditions;
•	decreased liquidity in domestic capital markets;
•	changes in taxes or other fiscal assessments that could decrease our profitability;
•	exchange rate volatility and exchange rate controls that could have an adverse impact on international investors;
•	our ability to protect ourselves against cybersecurity risks;

•	the effects of climate change, including transition risks, physical risks and other risks that could adversely affect us; and
•	our dependence on the proper functioning of information technology systems.

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

Our current Chief Financial Officer and Investor Relations Officer, Mr. Gustavo Alejo Viviani, will step down from his position at the end of April 2026 and will be succeeded by Mr. Carlos Muñiz González-Blanch, who will assume the role following the completion of the established internal governance process.

Pursuant to Brazilian law, the election of each member of the board of directors and board of executive officers must be approved by the Brazilian Central Bank.

The following table presents the names, positions and dates of birth of the current members of our board of directors and board of executive officers:

Members of the Board of Directors:

Name	Position	Date of Birth
Deborah Stern Vieitas	Independent Chairwoman	August 21, 1957
Javier Maldonado Trinchant	Vice Chairman	July 11, 1962
Antonio Carlos Quintella	Independent Member	February 16, 1966
Cristiana Almeida Pipponzi	Independent Member	December 22, 1974
Cristina San Jose Brosa	Member	June 16, 1978
Deborah Patricia Wright	Independent Member	September 4, 1957
Ede Ilson Viani	Member	September 5, 1967
José de Paiva Ferreira	Independent Member	March 1, 1959
Mario Roberto Opice Leão	Member	July 21, 1975
Nitin Prabhu	Member	January 6, 1973
Pedro Augusto de Melo	Independent Member	November 4, 1961
Vanessa de Souza Lobato Barbosa	Member	December 24, 1968

Members of the Board of Executive Officers:

Name	Position	Date of Birth
Mario Roberto Opice Leão	Chief Executive Officer	July 21, 1975
Gustavo Alejo Viviani	Vice President Executive Officer and Investor Relations Officer	August 26, 1975
André Juaçaba de Almeida	Vice President Executive Officer	September 27, 1974
Alessandro Tomao	Vice President Executive Officer	March 8, 1977
Carlos Díaz Álvarez	Vice President Executive Officer	August 14, 1983
Carlos Ignacio Muñiz Gonzalez Blanch (*)	Vice President Executive Officer	May 10, 1974
Cezar Augusto Janikian	Vice President Executive Officer	January 7, 1974
Ede Ilson Viani	Vice President Executive Officer	September 5, 1967
Germanuela De Almeida De Abreu	Vice President Executive Officer	December 6, 1975
Gilberto Duarte de Abreu Filho	Vice President Executive Officer	August 7, 1973
Maria Elena Lanciego Perez	Vice President Executive Officer	September 15, 1969
Renato Ejnisman	Vice President Executive Officer	February 12, 1970
Alessandro Chagas Farias	Officer	February 19, 1982
Alexandre Guimarães Soares	Officer	August 27, 1969
Alexandre Teixeira de Araujo	Officer	May 26, 1971
Ana Paula Vitali Janes Vescovi	Officer	April 8, 1969
Camila Stolf Toledo	Officer	July 23, 1979
Carlos Aguiar Neto	Officer	March 5, 1971
Celso Mateus de Queiroz	Officer	September 19, 1974
Claudenice Lopes Duarte	Officer	July 25, 1972
Claudia Chaves Sampaio	Officer	December 6, 1982
Daniel Mendonça Pareto	Officer	July 4, 1978
Denis Ferro Junior	Officer	August 1, 1981
Eduardo Alvarez Garrido	Officer	July 6, 1973

Name	Position	Date of Birth
Eduardo Luis Sasaki	Officer	March 3, 1974
Enrique César Suárez Fragata Lopes	Officer	September 20, 1983
Franco Luigi Fasoli	Officer	September 18, 1975
Geraldo José Rodrigues Alckmin Neto	Officer	September 8, 1981
Gustavo de Sousa Santos	Officer	November 3, 1982
Izabella Ferreira Costa Belisario	Officer	February 8, 1982
Jean Paulo Kambourakis	Officer	May 9, 1980
Leonardo Augusto de Andrade Barbosa	Officer	January 23, 1977
Leonardo Mendes Cabral	Officer	June 25, 1980
Marcelo Aleixo	Officer	January 30, 1967
Marcos Jose Maia da Silva	Officer	March 29, 1971
Mariana Cahen Margulies	Officer	October 18, 1980
Maurício Caliggiuri Inforcati	Officer	June 14, 1980
Michele Soares Ishii	Officer	October 11, 1978
Nicolás Vergara	Officer	July 12, 1981
Pablo Agote Alique (*)	Officer	November 21, 1972
Paulo César Ferreira de Lima Alves	Officer	October 18, 1968
Paulo Fernando Alves Lima	Officer	April 5, 1976
Paulo Sérgio Duailibi	Officer	September 28, 1966
Rafael Abujamra Kappaz	Officer	October 12, 1980
Reginaldo Antonio Ribeiro	Officer	May 19, 1969
Ricardo Olivare de Magalhães	Officer	January 26, 1979
Richard Flavio Da Silva	Officer	June 3, 1976
Robson de Souza Rezende	Officer	January 24, 1967
Rudolf Gschliffner	Officer	September 20, 1983
Sandro Mazerino Sobral	Officer	February 24, 1975
Thomaz Antonio Licarião Rocha	Officer	March 2, 1977
Vanessa Alessi Manzi	Officer	May 12, 1975
Vitor Ohtsuki	Officer	June 5, 1977
(*)	Subject to confirmation by the Brazilian Central Bank.

Below are the biographies of the members of our (i) Board of Directors, which were elected at the Shareholders’ Meetings held on April 25, 2025 (election of all members except Nitin Prabhu and Antonio Carlos Quintella), July 4, 2025 (election of Nitin Prabhu) and January 15, 2026 (election of Antonio Carlos Quintella); and (ii) our Board of Executive Officers, as elected at the Board of Directors meetings held on April 28, 2025 (election of all members except Leonardo Augusto de Andrade Barbosa, Pablo Agote Alique, Denis Ferro Junior, Maurício Caliggiuri Inforcati and Nicolás Vergara), September 1, 2025 (election of Leonardo Augusto de Andrade Barbosa), November 14, 2025 (election of Pablo Agote Alique), January 2, 2026 (election of Denis Ferro Junior, Maurício Caliggiuri Inforcati and Nicolás Vergara) and February 2, 2026 (Carlos Ignacio Muñiz Gonzalez Blanch).

Members of the Board of Directors:

Antonio Carlos Quintella. Mr. Quintella is Brazilian, born on February 16, 1966. He holds a degree in Economics from the Pontifical Catholic University of Rio de Janeiro and an MBA from the London Business School. He has a solid track record as a CEO, deep knowledge of the global financial services industry, extensive experience in regulated businesses, and a relevant background in M&A and corporate integration. He served as Chairman of the Board of Directors of B3 (2019–25) and currently sits on the Board of Directors of Votorantim S.A. He was a founding partner and CEO of Canvas Capital (2012–24), Chairman of Credit Suisse Hedging-Griffo (2012–14), CEO of Credit Suisse Americas and a member of the Executive Board of Credit Suisse Group (2010–12), in addition to serving as CEO of Credit Suisse Brazil (2003–10), a position he assumed after joining the bank in 1997. As CEO of Credit Suisse Brazil, he led the bank’s expansion in the local market, including the acquisition of Hedging-Griffo in 2007.

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

Javier Maldonado Trinchant. Mr. Maldonado is Spanish and was born on July 11, 1962. He has a law degree from UNED University and a master’s in law degree from Northwestern University. Mr. Maldonado joined the Santander Group in 1995 as head of the International Legal division of Banco Santander de Negocios, S.A. Currently, Mr. Maldonado is Global Head of Strategic Projects and Group Real Estate Assets at Santander Spain. Mr. Maldonado has held numerous management positions in the Santander Group, including Senior Executive Vice President, Global Head of Cost Control, Head of the General Directorate for Coordination and Control of Regulatory Projects in the Risk Divisions, and Executive Committee Director and Head of Internal Control and Corporate Development for Santander UK. Mr. Maldonado served on the Board of Alawwal Bank (formerly known as the Saudi Hollandi Bank Riyadh) from 2008 to 2019. He practiced corporate and international law for thirteen years and previously was an attorney with Baker & McKenzie and Corporate and International Law Department Head at J.Y. Hernandez- Canut Law Firm. On January 1, 2025, Mr. Maldonado became the Vice President of our Board of Directors.

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

Nitin Prabhu. Mr. Prabhu is American and was born on January 6, 1981. He holds a degree in engineering from the R. V. College of Engineering, Bangalore, a degree in management from the Indian School of Business and a postgraduate degree from the Haas School of Business at the University of California, Berkeley. A seasoned executive in the commerce, product and operations technology space with diverse international experience. He specializes in business outcome-driven growth with a track record of incubating products, especially Moonshots - taking them from concept to scale. He has worked closely with banks, acquirers, processors, issuers, networks, wallet/e-commerce platforms, startups, regulators, social/messaging platforms and Global Fortune 1000 retailers. He was appointed to compose the Board of Directors of Santander Brasil in July 2025.

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

André Juaçaba de Almeida. Mr. Almeida is Brazilian, born on September 27, 1974. He holds a degree in economic sciences from Universidade Candido Mendes. Prior to joining Santander Brasil, Mr. Almeida held positions in structured transactions at Citibank and at Goldman Sachs in the commercial area of Foreign Exchange Derivatives, Interest and Commodities. As one of our Vice President officers, Mr. Almeida is responsible for the Corporate & Investment Banking division.

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

Carlos Díaz Álvarez. Mr. Álvarez is Spanish and was born on August 14, 1983. He began his career at the Santander Group in 2006, in Spain, where he was responsible for Enterprise Risk Management. He worked in operations in the United States and Portugal, where he served as Chief Risk Officer (CRO) of the bank’s local operations. In Brazil, he is responsible for the Vice-Presidency of Risks. He holds a degree in Economics from the University of Oviedo, with additional training at the Instituto de Estúdios Bursatiles (IEB), Afi Escuela de Finanzas and Harvard Business School, as well as MIT and the University of Chicago Booth School of Business.

Carlos Ignacio Muñiz Gonzalez Blanch. Mr. Muñiz is Spanish and was born on May 10, 1974. He holds a degree in Finance from the Pontifical University of Comillas. He has been an employee of the Santander Group since 2005, having held senior leadership positions in the areas of risk management, structured finance, and financial management. Between 2005 and 2009, he served as Director of Risk – Structured Finance and Structured Products. In 2009, he held the position of Director of Risk for Wholesale Banking and, in the same year, assumed the role of Global Director of Structured Finance, a position he held until 2018. Since 2018, he has served as Global Director of Finance and Balance Sheet Management at the Santander Group, being responsible for the Group’s global capital, liquidity, and balance sheet strategy.

Cezar Augusto Janikian. Mr. Janikian is Brazilian, born on January 7, 1974. He graduated in Economics from Universidade Mackenzie and has a postgraduate degree in Business Administration from Fundação Getulio Vargas in São Paulo. He began his career at ABN Real S.A., moving to the Santander conglomerate in August 2009. He was CEO of Banco Hyundai Capital Brasil between 2019 and January 2022. He currently serves as a member of the Board of Directors of Banco Hyundai Capital Brasil S.A., CAR10 Tecnologia e Informação S.A., Loop Gestão de Pátios S.A., Santander Auto S.A. and Webmotors S.A., and acts as a member of the Board of Directors and also Executive Officer of Banco RCI Brasil S.A. and Solution 4Fleet Consultoria Empresarial S.A. He is currently also the Executive Vice President responsible for Consumer Finance.

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

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian and was born on August 7, 1973. He holds a degree in Industrial Engineering from the University of São Paulo and an MBA from the Massachusetts Institute of Technology in Cambridge, MA. Before joining Santander Brasil, Mr. Abreu was a senior manager at McKinsey & Company, managing projects in the financial and retail areas. He is currently our Vice-President Executive Officer responsible for the Technology and Operations of Santander Brasil, in addition to being also the chief executive officer of Sancap Investimentos e Participações S.A. and an executive officer of Banco Bandepe S.A.

Maria Elena Lanciego Perez. Mrs. Lanciego is Spanish and was born on September 15, 1969. She graduated from the University of Salamanca in Economics and Business Management – Financial Audit and Consulting. She completed a number of courses in management, as well as post-graduate studies at Stanford and Helsinki universities. She holds an MBA from DEUSTO Business School and Adolfo Ibañez School of Management. Her entire professional carrier has been with the Santander Group, which she joined in 1993. Her vast professional experience has been gained in six Global Divisions of Santander Group: internal audit, international private banking, asset management & insurance, global corporate and investment banking, commercial division, consumer banking, strategy and corporate development. She has performed both control functions (risk management, compliance, financial control) and business roles (in segments such as Select, Affluent, Private Banking, Commercial Banking and Corporate and Investment Banking) and well as functions related to strategic planning and transformation. At Santander Brasil she serves as Executive Vice President responsible for the Finance department.

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

Camila Stolf Toledo . Mrs. Toledo is Brazilian and was born on July 23, 1979. She has a degree in business administration from Fundação Getúlio Vargas. Working at Santander Brasil since 2018, she held the position of statutory officer at Santander Corretora de Câmbio e Valores Mobiliários S.A. and since 2023 she has served as Head of Investor Relations and Market Intelligence at the Bank.

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

Daniel Mendonça Pareto. Mr. Pareto is Brazilian and was born on July 4, 1978. He graduated in Law from the Federal University of Rio de Janeiro. Between 2001 and 2006 he was a lawyer at Companhia Distribuidora de Gás do Rio de Janeiro – CEG and between 2008 and 2015 he was part of the legal department of SulAmérica S.A. occupying the positions of Corporate Governance Consultant, Manager and later Legal Superintendent, responsible for Corporate Legal, Legal M&A and Corporate Governance, as well as Head of Compliance between 2013 and 2015. At Santander Brasil since 2015, he has been a member of Santander Brasil’s Board of Officers since 2023, being responsible for Business Legal (Contracts, Consulting, IP, Retail and Investment Banking, Data). Between 2021 and 2022 he was president of the Board of Directors of Toro CTVM. Since December 2023, he has been a member of the Board of Directors of CSD BR – Registradora.

Denis Ferro Junior. Mr. Ferro is Brazilian and was born on August 1, 1981. He holds a degree in Advertising from Universidade Anhembi Morumbi and a degree in Business Management from Fundação Getulio Vargas, as well as an MBA in Business Management from UC Irvine, with specializations in Financial Services from FGV and Corporate Governance from FDC. He has been with the Santander Group for over eight years, where he built an executive career in the insurance, consumer finance and automotive businesses, having served as Head of Insurance Products and Head of Consumer Finance. He also served as CEO of Santander Auto. Since 2024, he has been Senior Head of Insurance at Santander Brasil and a member of the boards of companies within the group’s ecosystem, including Zurich Santander Insurance America, Santander Auto, Webmotors, Mobilize Financial Services and Car10, bringing solid experience in strategy, corporate governance and business development in the financial and insurance markets.

Eduardo Alvarez Garrido. Mr. Garrido is Spanish and was born on July 6, 1973. He earned a double degree in law and business administration from the Universidad Pontificia Comillas in Madrid. He worked as a strategy consultant and as an executive of private equity funds. During his first tenure at Santander Brasil (2007-2014), he was Head of the Consumer Finance unit and later senior head in the Retail Banking unit. After returning to Santander Brasil in 2022, he became senior head of strategy. Currently, as one of our executive officers, he is responsible for the Strategy and Innovation area.

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

Franco Luigi Fasoli. Mr. Fasoli is Brazilian and was born on September 18, 1975. He holds a degree in Business Administration from Fundação Armando Alvares Penteado and a postgraduate degree in Financial Economics from Universidade de São Paulo. Working since 1997 with financial institutions, he started his career at Santander Brasil as Senior Manager of Products and Marketing. He worked for 13 years in Argentina, Italy and Spain, being responsible for Multinational Companies and later for Trade Finance & Correspondent Banking & Cash Management for Latin America. Since 2014, back in Brazil, he has been working in the Companies Market and in the Retail Network. As one of our officers, he is currently responsible for the assisted channels area.

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

Izabella Ferreira Costa Belisario. Ms. Ferreira Costa Belisario is Brazilian and was born on February 8, 1982. She has a degree in management from the Federal University of Minas Gerais and a postgraduate degree in finance management from INSPER and an MBA in information technology management from FIAP. At Santander Brasil since 2006, she was Executive Superintendent of the Channels Platform area, responsible for the customer experience on digital channels, and as Executive Superintendent of the Consumer Solutions Platform area, responsible for managing the entire individual customer products operation. Currently she is responsible for the retail payments and services department

Jean Paulo Kambourakis. Mr. Kambourakis is Brazilian and was born on May 9, 1980. He has a degree in electrical engineering from the Polytechnic School of the University of São Paulo and in business administration from Fundação Getúlio Vargas. In the financial sector, he began his career at Banco Real, where between 2004 and 2006 he worked on transformation projects. He has been at Santander since 2006, where he also led transformation projects, and dedicated nine years (2011 to 2019) in Expenses and Efficiency, the last four as leader of this topic in the organization. From 2020 to 2023 he was responsible for the Securitization area, developing important results in NPL investments. Since April 2023 he has been the executive officer responsible for the retail bank’s Recoveries and Collections business. Currently, Mr. Kambourakis is responsible for the management control and financing platform.

Leonardo Augusto de Andrade Barbosa. Mr. Barbosa is Brazilian and was born on January 23, 1977. He holds a law degree from the Federal University of Minas Gerais, a doctorate and a master’s degree in law from the University of Brasília, and a postdoctoral degree in law from the University of Michigan Law School. He served as Director of Institutional Relations at the National Confederation of Financial Institutions (CNF) until mid-2025 and as a member of the SABESB board from December 2021 to April 2023. He was also secretary-general of the Chamber of Deputies from 2018 to 2021. He served as a professor in the Master’s Program in Legislative Branch (CEFOR/Chamber of Deputies) until 2024, and has held academic positions at several law schools in Brazil, such as PUC Minas, the Federal University of Minas Gerais, and the University of Brasília. At Santander Brasil, he is the officer responsible for the Institutional and Corporate Legal Affairs.

Leonardo Mendes Cabral. Mr. Cabral is Brazilian and was born on June 25, 1980. He has a bachelor’s degree in engineering from the Brazilian Military Institute of Engineering, and holds an MBA from Stanford University. He has served as director of M&A operations for Banco Credit Suisse and AMBEV. He was an officer of the BNDES’ privatization area. He recently held the position of investments and capital markets officer at Credit Suisse. As one of our executive officers, he is responsible for the Corporate and Investment Banking area.

Marcelo Aleixo. Mr. Aleixo is Brazilian and was born on January 30, 1967. He has a degree in administration from Faculdade Integrada Campos Salles and a postgraduate degree in Finance and a master’s degree in Administration from Fundação Getúlio Vargas. At Grupo Santander since 2008, he has worked in several areas of the Bank, and most recently was CEO of Ben Benefícios from 2018 until 2024. He is currently responsible for the Bank’s consortia and capitalization area and also Small & Medium Companies. He is also participates on the Board of Directors of Pluxee Brasil.

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

Maurício Caligiuri Inforcati. Mr. Inforcati is Brazilian and was born on June 14, 1980. He holds a degree in Computer Engineering from the State University of Campinas (UNICAMP) and an MBA in Business Administration from Fundação Getulio Vargas, with a focus on Business and Commerce. He has been with the Santander Group for over 21 years and, more recently, has held executive positions related to technology, channels and digital transformation, having served as Senior Head of Technology & Operations, Senior Head of Digital Platform & CIO Channels — with responsibility for digital platforms and channels — and Senior Head of Distribution Tech Solutions. Since 2024, in his current role, he has been responsible for the strategy and development of technological and digital solutions for Santander Brasil’s channels, with a focus on operational efficiency, innovation and the evolution of the customer experience.

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

Nicolás Vergara. Mr. Vergara is Brazilian and was born on July 12, 1981. He holds a degree in Economics from Universidade Presbiteriana Mackenzie, an MBA in Business Administration from Insper, and an executive extension in Organizational Leadership from IES Business School. He has been with the Santander Group for over 18 years, with a solid track record in the areas of credit, risk, business and recovery, having held positions such as Credit Risk Coordinator, Senior Head of Universities, and Senior Head of Securitization Business at Return Capital EmDia, where he also served as CEO between 2023 and 2024. Since 2024, he has been Senior Head of Collections & Recovery at Santander Brasil, responsible for the credit recovery strategy and intelligence, with strong involvement in policy design and risk management.

Pablo Agote Alique. Mr. Agote is Spanish and was born on November 21, 1972. He holds a degree in Economics and Administration from the Complutense University of Madrid and a Master’s degree in Operating Systems, also from the Complutense University of Madrid. An employee of the Santander Group since 1996, he has held various positions in the group’s audit area. Between 2009 and 2012 he served as Chief Audit Executive at Banco Santander Rio in Argentina, between 2012 and 2017 as Chief Audit Executive at Santander Consumer Germany in Germany, and most recently as Chief Audit Executive at Banco Santander Mexico and Colombia. At Santander Brasil he is in charge of the audit department.

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

Paulo Sérgio Duailibi. Mr. Duailibi is Brazilian, born on September 28, 1966. He holds a degree in business administration from the Federal University of Minas Gerais and a master's degree in business administration from Fundação Getúlio Vargas. Before joining Santander Brasil, Mr. Duailibi held management positions at Banco J. Safra S.A., BankBoston Banco Múltiplo S.A and Citibank N.A. He was Vice-President of the Board of Directors and Effective Member of the Deliberative Council of the Associação Brasileira das Empresas de Crédito Imobiliário e Poupança. As one of our officers, Mr. Duailibi is responsible for Products for Legal Entities, such as Cash Management, Loans, Current Accounts, Services and Guarantees, and the Real Estate Business area. He is also Executive Officer of Santander Holding Imobiliária since 2020. He is also a member of the Board of Directors of Webmotors S.A, deputy member of Banco RCI Brasil S.A since August 2024 and deputy member of Tecban since April 2024.

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

Robson de Souza Rezende. Mr. Rezende is Brazilian and was born on January 24, 1967. He holds a degree in Statistics from Associação – Salgado de Oliveira de Educação e Cultura in Niteroi in the state of Rio de Janeiro and an MBA in Marketing from ESPM-SP. He began his career at Unibanco, where he worked between 1985 and 1999 in the Management of Agencies and later in the Human Resources Area working in Training and Development with a focus on the Agencies of Unibanco. Mr. Rezende joined Santander Brasil in 1999. From 1999 to 2003, he served as a Superintendent of Human Resources. From 2003 to 2008, he served as Regional Superintendent. From 2008 to 2010, he worked as Superintendent of Commercial Models, during which time he participated in the integration of the commercial model of Santander Brasil and Banco Real. He also led the Santander branch expansion project in Brazil for three years from 2010 to 2013. He was responsible for the Branch network in the state of Rio de Janeiro, managing approximately 290 branches and 3,700 employees in the region. As one of our executive officers, he is currently responsible for the Southwest Commercial Retail Network.

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

Thomaz Antonio Licarião Rocha. Mr. Licarião Rocha is Brazilian, born on March 2, 1977. He has a degree in advertising and marketing from the Escola Superior de Propaganda e Marketing. He has been at the Santander Group since 2000, having several roles related to the commercial area of the Bank. As one of our officers, he is currently responsible for the Retail Distribution team.

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

Our shareholders establish the maximum total annual aggregate compensation of our Directors and Officers at the annual shareholders’ meeting. The compensation of the members of our Audit Committee is established by our Board of Directors and the compensation of the members of our Fiscal Council, if one is in place (which is not currently the case), is established at the annual shareholders’ meeting. The compensation of our directors, officers and members of our audit committee is as follows:

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

For expatriate executive officers, when applicable, we may offer expatriation benefits such as housing allowance, school assistance, among others. The benefits aim to attract and retain professionals with the skills and experience required for the position.

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

Compensation Plan Overview

At the general shareholders meeting held on April 25, 2025, the compensation limit was set up to R$600.0 million for our Directors and Executive Officers and R$4.0 million for our Audit Committee for the 12-month period starting on January 1, 2025, as proposed by the Board of Directors at the meeting held on March 24, 2025. Our Fiscal Council is a non-permanent body and has not been installed at any of the general shareholders’ meetings held through 2025, therefore, this body is not in place as of the date of this annual report. For the year ended December 31, 2025, members of our Board of Directors and Executive Officers received a total of approximately R$457.0 million and members of our audit committee received a total of approximately R$3.6 million. The total amount of contributions for pension plans of our Board of Directors and Executive Officers in 2025 was R$89.5 million.

Under Brazilian law, companies are required to disclose the highest, lowest and average compensation of their directors, members of the Fiscal Council, if installed, and officers without stating their names. The table below presents the information for the years ended December 31, 2025, 2024 and 2023:

	Board of Executive Officers			Board of Directors			Fiscal Council

	As of and For the Year Ended December 31,
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Nº of members	54.00	58.00	48.00	11.00	11.00	11.00	—	—	0.00
Nº of paid members	49.17	51.75	50.75	6.25	7.67	6.67	—	—	2.17
Value of highest compensation (reais)	30,197,030.08	37,258,198.61	30,554,700.67	2,958,720.00	2,875,920.00	3,744,600.14	—	—	71,910.00
Value of lowest compensation (reais)(1)	3,615,142.52	3,731,101.03	2,651,048.90	1,200,000.00	1,095,000.00	1,020,000.00	—	—	N/A
Average value of compensation (reais)	8,456,067.81	8,510,292.07	7,095,869.80	1,528,972.78	1,342,946.56	1,747,885.05	—	—	66,747.23

(1)	The value of the lowest individual remuneration considers only members who have exercised their functions in the 12-month period of the fiscal year in question. The amounts do not include social charges.

Our directors and executive officers are indemnified in relation to claims arising during their time in office. The indemnity exclusively covers court or administrative costs and legal fees, except in cases of bad faith, gross negligence, willful misconduct or mismanagement by our Directors or Executive Officers. This indemnity was disclosed to the members of the audit committee, the Compensation Committee and the Fiscal Council.

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

Pursuant to Brazilian law, variable compensation is required to be compatible with the financial institution’s own risk management policies. At least 50% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least three years. These rules became effective as from January 1, 2012. The following table summarizes the rules of payment of variable compensation taking as an example the exercise ended on December 31, 2025.

2026	2027	2028	2029	2030
At the time of the award	Deferred
30% in cash	Remaining 20% in cash
	Payment calculated on 1/4 cash awarded	Payment calculated on 1/4 cash awarded	Payment calculated on 1/4 cash awarded	Payment calculated on 1/4 cash awarded
30% in share-based instruments (with one year lockup)	Remaining 20% in share-based instruments (with one year lockup)
	Payment calculated on 1/4 instruments awarded	Payment calculated on 1/4 instruments awarded	Payment calculated on 1/4 instruments awarded	Payment calculated on 1/4 instruments awarded

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

On March 27, 2025, a new version of our compensation policy was approved by our board of directors. Among other changes, this version includes: (i) a glossary to enhance the clarity of defined terms; (ii) ESG concepts and impacts on compensation; (iii) principles and conditions for the payment of variable compensation, including a solid long-term capital base; (iv) further details on the rules for long term incentives, retention plans, guaranteed variable compensation, and hiring bonus; (v) further details on the rules for compensation paid to former officers and former employees, including termination compensation for Material Risk Takers; and (vi) further details on the criteria for the application of malus and clawback.

We renew and update our deferral program every year. As of December 31, 2025, we had six plans outstanding: one for each fiscal year: 2020, 2021, 2022, 2023, 2024 and 2025. As of December 31, 2025, we recorded total expenses of R$270 million in connection with our deferral program, as compared to total expenses of R$252 million in the year ended December 31, 2024.

2019-2021 Deferral Programs

Since 2019, the rule for the Collective Unidentified was changed to “Other Employees,” which includes superintendents and other employees with variable compensation above a minimum established value, and they are also eligible to receive a specific deferral model, applicable according to the function and the level of the variable compensation. Deferred compensation will be paid 50% in cash, and 50% in units (ticker: SANB11). Each deferral program applies solely to its corresponding performance year and is governed by the policies and regulations in effect at the time of its approval.

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

Long-Term Incentive Programs

Our long-term incentive plans are established in line with our business strategy. Each plan has a specific set of indicators and operating rules, and grants within our plans may be either global (i.e., based on shares in Santander Spain) or local (i.e., based on shares in Santander Brasil). The grants and payments under each of our long-term incentive plans must be approved by our governance structures in place at the time of approval, including the people and culture department and the finance department, and must comply with applicable laws and regulations governing such plans. Executive officers and executives in key positions are eligible to participate in these plans, which last three years, and foster our executive officers and executives’ commitment to our long-term results. Members of the Board of Directors can only participate if they are Executive Officers.

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

Until 2024, the settlement value of units was calculated based the average price of the last 50 trading sessions immediately prior to the month of payment under the plan. This provision was changed in 2025 (and onwards) to the average price of the last 30 trading sessions immediately prior to the month of payment. At the end of the vesting period, the resulting shares are delivered with a one-year restriction, and this payment is still subject to the application of the malus/clawback clauses, which may reduce or cancel the shares to be delivered in cases of noncompliance with internal rules and exposure to excessive risks.

For the year ended December 31, 2025, we incurred expenses of R$6.8 million, with respect to our local long-term incentive program, compared to total expenses of R$4.3 million in the year ended December 31, 2024.

Global Long-Term Incentive Program

We currently have three global plans launched in 2020, 2021, 2022, 2023 and 2024. Eligible executives had an incentive target set in reais. Payments according to the achievement of performance indicators are made in shares and options after a minimum deferral period of three years, with equivalent settlement in reais.

For the year ended December 31, 2025, we incurred expenses of R$4.3 million in connection with our global long-term incentive program, compared to total expenses of R$5.1 million in 2024.

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

The current members of the Board of Directors were elected at the ordinary shareholders’ meeting held on April 25, 2025 and at the extraordinary shareholders' meeting held on July 4, 2025, to serve until the ordinary shareholders’ meeting to be held in 2027. The current Executive Officers were elected at Board of Directors meetings held on April 28, 2025, September 1, 2025 and November 14, 2025, for terms of office until the first Board of Directors meeting that occurs after the ordinary shareholders’ meeting of 2027. The Board of Directors usually meets nine times a year, but meetings may be held more frequently as the discretion of the Chairman of the Board of Directors. The Executive Officers meet as often as required by the Chief Executive Officer, or a designated person.

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

Fiscal Council

According to Brazilian Corporate Law, the adoption of a permanent fiscal council, as a publicly held company, is voluntary. Our By-Laws provide for a nonpermanent fiscal council, which can be installed at the request of shareholders, representing at least one percent of the voting shares or two percent of the nonvoting shares. The fiscal council was not installed at any of our shareholders’ meeting held during 2025.

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

Our audit committee has as its main functions:

•	to advise the board of directors on the engagement or replacement of the independent auditor;
•	to review, prior to publication, the financial statements for the first and second half of each fiscal year, including the notes, the management report and the opinion of the independent auditor;
•	to evaluate the effectiveness of the independent and internal audits, including in regard to compliance with normative provisions applicable to us, in addition to internal regulation and codes;
•	to evaluate the fulfillment by our management of the recommendations made by the independent or internal auditors;
•	to prepare, at the end of the six-month period ended on June 30 and December 31 of each year, the report of the audit committee, meeting the applicable legal and regulatory provisions; and
•	to receive and review the reports required by the regulatory bodies concerning the activities of the ombudsman, on each June 30 and December 31 or when a material event is identified.

The current members of the audit committee are Pedro Augusto de Melo, who acts as coordinator, Luiz Carlos Nannini, who acts as financial expert, Andrea Maria Ramos Leonel and René Luiz Grande. Our audit committee meets ordinarily once a month. The current members of the audit committee were appointed on April 28, 2025 to serve for a one-year term.

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

The current members of the compensation committee are Deborah Patricia Wright, who acts as coordinator, Deborah Stern Vieitas, Luiz Fernando Sanzogo Giorgi and Vanessa de Souza Lobato Barbosa. The current members of the compensation committee were appointed on April 28, 2025 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2027.

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

The current members of the risk and compliance committee are José de Paiva Ferreira, who acts as coordinator, José Mauricio Pereira Coelho, Jaime Leôncio Singer, Deborah Stern Vieitas and Cristina San Jose Brosa. The current members of the risk and compliance committee were appointed on April 28, 2025, to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2027.

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

Deborah Stern Vieitas. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of

Directors.”

Cristina San Jose Brosa. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

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

The current members of the nomination and governance committee are Deborah Stern Vieitas, who acts as coordinator, Deborah Patricia Wright, Cristiana Almeida Pipponzi and Javier Maldonado Trinchant. The current members of the Nomination and Governance Committee were appointed on April 28, 2025 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2027.

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

The current members of the sustainability committee are Cristiana Almeida Pipponzi, who also acts as coordinator, Vivianne Naigeborin, Tasso Rezende de Azevedo and Deborah Stern Vieitas. The current members of the sustainability committee were appointed on April 28, 2025 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2027.

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

Deborah Stern Vieitas. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Innovation and Technology Committee

The innovation and technology committee is an advisory body that is responsible for advising the board of directors on subjects relating to innovation, technology, and digital transformation, including fostering technological advancements and other related initiatives.

The committee is comprised of a minimum five members, and one of them shall be designated as coordinator. The term of office is of one year, reelection permitted, and the members may be removed at any time.

The current members of the innovation and technology committee are Nitin Prabhu, who also acts as coordinator, Deborah Stern Vieitas, Ede Ilson Viani, Eduardo Alvarez Garrido, Gilberto Duarte de Abreu Filho, Guilherme Horn and Mario Roberto Opice Leão. The current members of the innovation and technology committee were appointed on August 11, 2025 to serve until the first board of directors meeting occurring after the ordinary shareholders’ meeting to be held in 2026.

Nitin Prabhu. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Deborah Stern Vieitas. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Ede Ilson Viani. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Eduardo Alvarez Garrido. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Gilberto Duarte de Abreu Filho. See “—A. Board of Directors and Board of Executive Officers—Members of the Board of Directors.”

Guilherme Horn. Mr. Horn is Brazilian and was born on June 29, 1967. He holds a Bachelor’s degree in Business Administration from the Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro, an MBA from the Pontifícia Universidade Católica do Rio de Janeiro, and a Doctorate in Business Administration from the Universidad del Museo Social Argentino. He is a specialist in digital transformation, innovation, strategy, technology, and investments, as well as a speaker, writer, curator, advisor, mentor, board member, and fintech expert. In 2010, he founded ÓRAMA, considered the first pure digital bank in Brazil, focused on investments and aimed at democratizing retail investors’ access to the best financial products in the market, previously restricted to private banking clients. Over the last 10 years, he has been an angel investor in more than 50 startups, the majority of which are fintechs. He is the editor of “Finnovation,” a leading fintech blog in Brazil, and a columnist for Jornal Estado de São Paulo, Jornal Valor, and Época Negócios magazine. He has also served as a volunteer mentor at Endeavor for more than 10 years and as a Global Faculty member at Singularity University.

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

6D. Employees

As of December 31, 2025, we had 49,661 full-time, permanent employees. The following table presents the breakdown of our full-time, permanent employees (in accordance with local criteria) at the dates indicated.

	As of December 31,
	2025	2024	2023
Administrative employees	21,182	22,871	22,313
Commercial areas employees	28,479	32,775	33,298
Total	49,661	55,646	55,611

The following table presents a breakdown of our full-time, permanent employees (in accordance with local criteria) by geographic location within Brazil at the dates indicated.

	As of December 31,
	2025	2024	2023
Region
Midwest	1,510	1,633	1,584
Northeast	4,678	4,954	4,904
North	759	866	877
Southeast	31,616	35,535	36,383
South	11,076	12,502	11,863
Other	22	156	—
Total	49,661	55,646	55,611

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

We offer our employees a private pension plan structured as a defined contribution plan, with contributions made by both employees and us. The plans provide benefits related to retirement, disability and death, and also allow for continued participation with self-funded contributions (self-sponsorship), deferred vested benefits, portability to another pension plan, and withdrawal of accumulated balances, in accordance with the rules and provisions set forth in each plan’s governing regulations:

•	Santander Previ—the Santander Previ pension plan has been closed to new enrollments since July 2018. As of December 31, 2025, the plan had 19,794 participants, with total assets under management of approximately R$5.78 billion.
•	SBPrev— SBPrev is a pension plan offered since 2018 to newly hired employees or eligible employees who elect to participate. The plan is administered by Zurich Santander Brasil Seguros e Previdência. As of December 31, 2025, the SBPrev plan had 7,794 registered participants, with total assets under management of R$380 million.
•	Santander Sócios—in January 2024, the Santander Sócios Program was implemented for the executive officers of Santander Brasil, providing a supplementary pension benefit covering retirement, disability and death.

For further details about our pension plans, see note 21 to our audited consolidated financial statements included elsewhere in this annual report.

The Sindicato dos Bancários (Brazilian Bank Employees’ Union), the union of banking employees in Brazil, represents the majority of our employees in potential labor-related matters involving banking employees and/or the banking union, with negotiations conducted by the Federação Nacional dos Bancos (National Federation of Banks), or FENABAN, the employers’ association. Every two years, typically in September, Brazilian banks engage in a collective bargaining process aimed at reviewing salary structures. During this process, the Brazilian Bank Employees’ Union negotiates with FENABAN adjustments to fixed salaries and employee benefits in accordance with the Brazilian Banking Sector Collective Bargaining Agreement. Negotiations covering the period from 2024 to 2026 have been concluded, and the agreed compensation levels are consistent with market practices. In 2026, the collective bargaining process for the next banking sector collective bargaining agreement is expected to commence, in accordance with the sector’s regular calendar and with the participation of representative trade unions. Since the acquisition of our predecessor banks by our indirect shareholder Santander Spain, we have not experienced material losses or disruptions as a result of strikes and management believes it maintains constructive relationships with its employees.

6E. Share Ownership

The following table provides the names of our directors and executive officers who owned shares of Santander Brasil as of January 31, 2026.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Alessandro Chagas Farias	38,202	(*)	38,202	(*)	(*)
Alessandro Tomao	86,220	(*)	86,220	(*)	(*)
Alexandre Guimarães Soares	35,443	(*)	35,443	(*)	(*)
Alexandre Teixeira de Araujo	20,444	(*)	20,445	(*)	(*)
Ana Paula Vitali Janes Vescovi	40,623	(*)	40,623	(*)	(*)
André Juaçaba de Almeida	59,148	(*)	59,148	(*)	(*)
Antonio Carlos Quintella	0	(*)	0	(*)	(*)
Camila Stolf Toledo	62,520	(*)	62,520	(*)	(*)
Carlos Aguiar Neto	49,167	(*)	49,167	(*)	(*)
Carlos Díaz Álvarez	0	(*)	0	(*)	(*)
Carlos Ignacio Muñiz Gonzalez Blanch	0	(*)	0	(*)	(*)
Celso Mateus De Queiroz	29,299	(*)	29,299	(*)	(*)
Cezar Augusto Janikian	39,110	(*)	39,110	(*)	(*)
Claudenice Lopes Duarte	27,027	(*)	27,027	(*)	(*)
Claudia Chaves Sampaio	26,757	(*)	26,758	(*)	(*)
Cristiana Almeida Pipponzi	0	(*)	0	(*)	(*)
Cristina San Jose Brosa	0	(*)	0	(*)	(*)
Daniel Mendonça Pareto	27,170	(*)	27,170	(*)	(*)
Deborah Patricia Wright	0	(*)	0	(*)	(*)
Deborah Stern Vieitas	0	(*)	0	(*)	(*)
Denis Ferro Junior	3,203	(*)	3,203	(*)	(*)
Ede Ilson Viani	223,878	(*)	223,878	(*)	(*)
Eduardo Alvarez Garrido	24,411	(*)	24,411	(*)	(*)
Eduardo Luis Sasaki	27,739	(*)	27,739	(*)	(*)
Enrique Cesar Suarez Fragata Lopes	47,321	(*)	47,321	(*)	(*)
Franco Luigi Fasoli	53,850	(*)	53,850	(*)	(*)
Geraldo José Rodrigues Alckmin Neto	94,631	(*)	94,631	(*)	(*)
Germanuela De Almeida De Abreu	62,277	(*)	62,277	(*)	(*)

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Gilberto Duarte de Abreu Filho	174,531	(*)	174,531	(*)	(*)
Gustavo Alejo Viviani	100,535	(*)	100,535	(*)	(*)
Gustavo de Sousa Santos	45,311	(*)	45,311	(*)	(*)
Izabella Ferreira Costa Belisario	24,524	(*)	24,524	(*)	(*)
Javier Maldonado Trinchant	0	(*)	0	(*)	(*)
Jean Paulo Kambourakis	36,721	(*)	36,721	(*)	(*)
José de Paiva Ferreira	21,903	(*)	21,902	(*)	(*)
Leonardo Augusto de Andrade Barbosa	0	(*)	0	(*)	(*)
Leonardo Mendes Cabral	92,032	(*)	92,032	(*)	(*)
Marcelo Aleixo	24,055	(*)	24,055	(*)	(*)
Marcos Jose Maia da Silva	7,395	(*)	7,395	(*)	(*)
Maria Elena Lanciego Perez	40,047	(*)	40,047	(*)	(*)
Mariana Cahen Margulies	42,545	(*)	42,545	(*)	(*)
Mario Roberto Opice Leão	536,751	(*)	536,751	(*)	(*)
Maurício Caliggiuri Inforçati	6,448	(*)	6,448	(*)	(*)
Michele Soares Ishii	12,907	(*)	12,907	(*)	(*)
Nicolás Vergara	17,834	(*)	17,834	(*)	(*)
Nitin Prabhu	0	(*)	0	(*)	(*)
Pablo Agote Alique	0	(*)	0	(*)	(*)
Paulo César Ferreira de Lima Alves	24,478	(*)	24,478	(*)	(*)
Paulo Fernando Alves Lima	43,876	(*)	43,876	(*)	(*)
Paulo Sérgio Duailibi	34,474	(*)	34,474	(*)	(*)
Pedro Augusto de Melo	0	(*)	0	(*)	(*)
Rafael Abujamra Kappaz	61,285	(*)	61,285	(*)	(*)
Reginaldo Antonio Ribeiro	80,045	(*)	80,045	(*)	(*)
Renato Ejnisman	149,911	(*)	149,911	(*)	(*)
Ricardo Olivare de Magalhães	57,502	(*)	57,502	(*)	(*)
Richard Flavio Da Silva	114,683	(*)	114,683	(*)	(*)
Robson de Souza Rezende	39,874	(*)	39,874	(*)	(*)
Rudolf Gschliffner	11,663	(*)	11,663	(*)	(*)
Sandro Mazerino Sobral	91,227	(*)	91,227	(*)	(*)
Thomaz Antonio Licarião Rocha	53,535	(*)	53,535	(*)	(*)
Vanessa Alessi Manzi	24,845	(*)	24,845	(*)	(*)
Vanessa do Souza Lobato Barbosa	27,556	(*)	27,556	(*)	(*)
Vítor Ohtsuki	49,931	(*)	49,931	(*)	(*)
Total	3,126,864	0.08%	3,126,865	0.08%	0.08%

(*)	Owns less than 0.01%.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. Major Shareholders

As of January 31, 2026, Santander Spain directly and indirectly through its subsidiaries, Grupo Empresarial Santander, S.L. and Sterrebeeck B.V. owned approximately 89.53% of our total capital stock.

The following table presents the beneficial ownership of our common and preferred shares as of January 31, 2026.

Principal Shareholders	Common Shares	Percentage of Outstanding Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Total Shares	Percentage of Total Share Capital
Sterrebeeck BV(1)	1,809,583,330	47.39%	1,733,643,596	47.11%	3,543,226,926	47.25%
Grupo Empresarial Santander SL(1)	1,627,891,019	42.63%	1,539,863,493	41.85%	3,167,754,512	42.25%
Banco Santander, S.A.	2,696,163	0.07%	—	0.00%	2,696,163	0.04%
Treasury Shares	13,642,399	0.36%	13,642,399	0.37%	27,284,798	0.36%
Administrators/Executives(2)	3,126,864	0.08%	3,126,865	0.08%	6,253,729	0.08%
Other minority shareholders	361,755,256	9.47%	389,559,667	10.59%	751,314,923	10.02%
Total	3,818,695,031	100.00%	3,679,836,020	100.00%	7,498,531,051	100.00%

(1)	An affiliate within the Santander Group.
(2)	Includes members of senior management. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

For further information of our ownership structure, see “Item 18. Financial Statements” and notes 27(a) and 45(c) of our audited consolidated financial statements included elsewhere in this annual report.

The total of ADRs held by U.S. investors as of December 31, 2025 is 1,459,688,911. The total number of Units held by U.S. investors as of December 31, 2025 is 62,142,717 (excluding Units held by The Bank of New York Mellon as depositary).

Significant Changes in Percentage Ownership of Principal Shareholders

On December 31, 2023, we held 54,385,394 shares in treasury, of which 27,192,697 were common shares and 27,192,697 were preferred shares.

On December 31, 2024, we held 38,903,124 shares in treasury, of which 19,451,562 were common shares and 19,451,562 were preferred shares.

On December 31, 2025, we held 27,332,920 shares in treasury, of which 13,666,460 were common shares and 13,666,460 were preferred shares.

On January 31, 2026, we held 27,284,798 shares in treasury, of which 13,642,399 were common shares and 13,642,399 were preferred shares.

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

We currently engage in and expect from time to time in the future to engage in financial and commercial transactions with our subsidiaries and affiliates and those of the Santander Group. We have credit lines outstanding with certain of our affiliates within the Santander Group. As of December 31, 2025, borrowings and deposits from the Santander Group did not account for any of our total funding. In addition, from time to time, we enter into certain transactions with the Santander Group and other related parties for the provision of consulting, advisory and advertising services. Such transactions are conducted on an arm’s-length basis, based on terms that would have been applied for transactions with third parties.

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

Information Technology Platform

We have entered into agreements with some affiliates of the Santander Group for the outsourcing of certain products and services relating to our information technology platform, including software development and maintenance and cybersecurity.

In August 2025, the hardware infrastructure services were migrated to Santander Service Digital S.L, as well as the resources that operate this service.

We believe these services are provided on an arm’s-length basis with terms substantially similar to those available from other providers in the market. For further information see “Item 4. Information on the Company—B. Business Overview—Technology and Infrastructure.”

Procurement Services

We have entered into agreements with Aquanima Brasil Ltda., or “Aquanima,” an affiliate within the Santander Group, which provides procurement services to Santander Brasil and its affiliates. We procure solutions in trade negotiations, tactical and strategic purchasing, online procurement, supplier management, outsourcing, consulting, and vendor risk assessment from Aquanima. Our relationship with Aquanima include the joint purchases of materials and services between different customers and other economic groups, which we believe allow for greater efficiency in price negotiations and rationalization of services, as well as the engagement of real estate management services in 2021. We paid Aquanima R$18 million in 2025, R$36 million in 2024 and R$42 million in 2023 for the services rendered in those years.

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

As of December 31, 2025, our judicial and administrative proceedings classified as probable loss risk (tax, labor and civil) and legal obligation amounted to R$12,083.0 million and have been provisioned. We believe that we have made adequate provisions related to the costs anticipated to be incurred in connection with our judicial and administrative proceedings. As of December 31, 2025, our judicial and administrative proceedings classified as possible loss risk (tax, labor and civil) amounted to approximately R$41,237.1 million.

Tax Litigation

We are a party to several tax-related lawsuits and judicial and administrative proceedings.

As of December 31, 2025, our tax proceedings with a probable risk of loss amounted to approximately R$5,132.3 million, which was fully provisioned, and our tax proceedings with a possible risk of loss amounted to approximately R$37,518.1 million.

Our primary legal and administrative proceedings classified with a probable loss risk assessment are as follows:

•	ISS Litigation: Certain municipalities levy ISS on certain revenues derived from transactions not usually classified as the rendering of services. We have filed suit against the payment of such taxes. As of December 31, 2025, the total amount involved in these proceedings totaled R$334.7 million, which was fully provisioned.
•	Social Security Litigation: We are involved in administrative and judicial proceedings relating to the collection of income tax on social security and education allowance contributions, as we believe that these benefits do not constitute taxable wages. As of December 31, 2025, amounts related to these proceedings totaled R$167.5 million, which are fully provisioned.
•	Banking Transactions Tax Litigation: In May 2003, the Brazilian Federal Revenue Service issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda., or “Santander DTVM” and another tax assessment against Santander Brasil. The tax assessments refer to the collection of the compulsory contribution over financial transaction (Contribuição Provisória sobre Movimentação Financeira), or the “CPMF,” on transactions conducted by Santander DTVM in the cash management of its customers’ funds and clearance services provided by Santander Brasil to Santander DTVM in 2000, 2001 and 2002. Based on our tax advisors’ opinion, the procedures adopted by Santander DTVM were correct. The administrative discussion ended unfavorably for both companies. On July 3, 2015, Santander Brasil and F1rst Tecnologia e Inovação Ltda. (the current name of Santander DTVM) filed a lawsuit requesting the cancellation of both tax assessments. The lawsuit was rejected. We appealed this decision. On December 8, 2020, our appeals were rejected. We filed an appeal for clarification against this decision, which was rejected. As a result, new appeals to the superior courts, including to the Brazilian High Court of Justice (Superior Tribunal de Justiça), or “STJ,” and the STF have been filed. This case is in the scope of the Comprehensive Transaction Programme (Programa de Transação Integral) established by the Ministry of Finance. The amounts paid as established by the Comprehensive Transaction Program were fully provisioned.

Contingent liabilities classified as having a possible risk of loss refer to judicial and administrative proceedings involving tax matters which were deemed by our management, based on the advice of our legal counsel, as having a possible risk of loss, and were not recognized as liabilities. Such main lawsuits include:

•	PIS/COFINS Litigation: We and our subsidiaries filed lawsuits seeking to invalidate the provisions of Law No. 9,718/1998, according to which PIS and COFINS must be levied on all revenues of legal entities. Prior to the said rule being in force, which had already been overruled in numerous recent decisions by the Brazilian Federal Supreme Court (Supremo Tribunal Federal), or the “STF,” in relation to nonfinancial corporations, PIS and COFINS were levied only on revenues related to the sale of goods. On April 23, 2015, the STF issued a decision applicable only to Santander Brasil, accepting jurisdiction over the appeal relating to PIS and rejecting jurisdiction over the appeal relating to COFINS. The tax authorities appealed the decision of the STF regarding COFINS, which was rejected on August 19, 2015. Regarding COFINS, the case is closed, with a decision in favor of Santander Brasil. The Federal Supreme Court issued a decision, recognizing the general repercussion of the issue being discussed, in which it partially granted the Brazilian federal government’s appeal, giving support to the argument that PIS/COFINS are levied on operating revenues arising from the typical activities of financial institutions. With the publication of the ruling, we filed a new appeal in relation to PIS, and are awaiting its analysis. Based on the assessment of our legal advisors, the prognosis of the risk was classified as a possible loss. As of December 31, 2025, such claims amounted to R$5,419.9 million, of which R$3,071.2 million were established for the respective obligations.
•	Losses on loans: We have challenged tax assessments issued by the Brazilian Federal Revenue Service claiming that our deduction of losses on loans from IRPJ and CSLL bases did not meet the relevant requirements under applicable law. As of December 31, 2025, the amount related to this challenge was approximately R$1,153.0 million.
•	Social Security Contribution – Profit Sharing Payments (Participação nos Lucros e Resultados), or “PLR”: We are involved in administrative and judicial proceedings arising from a tax assessment with respect to the collection of social security contributions on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with the law. We have appealed these assessments, as we consider our tax treatment to be appropriate based on the applicable law and the nature of the payments. As of December 31, 2025, amounts related to these proceedings totaled approximately R$11,090.4 million.
•	IRPJ and CSLL on Capital Gains Litigation: The Brazilian Federal Revenue Service issued a tax assessment against Santander Seguros S.A. (the legal successor of ABN AMRO Brasil Dois Participações S.A., or “AAB Dois Par”) charging income tax and social contribution related to the 2005 fiscal year. The Brazilian Federal Revenue Service claims that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34.0% tax rate instead of 15.0%. The assessment was appealed at the administrative level based on our understanding that the tax treatment adopted in the transaction was in compliance with the applicable tax laws and the capital gain was properly taxed. The administrative discussion ended unfavorably. We filed a lawsuit requesting the cancellation of tax assessments. We are responsible for any adverse outcome in this proceeding as the former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2025, the amount related to this proceeding was approximately R$602.5 million.
•	Goodwill amortization of the acquisition of Banco Sudameris: In December 2012, we received a tax assessment of R$196 million related to the deduction of goodwill amortization relating to the acquisition of Banco Sudameris. In November 2014, we received a similar tax assessment in the amount of R$239 million relating to the fiscal years encompassing May 2009 to July 2012. We have appealed both cases to the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais), or “CARF.” The first tax assessment is currently pending judgment at CARF. As for the second tax assessment, CARF issued a partially favorable decision, leading to a separate proceeding to determine the payable amount. We have requested the withdrawal of the appeal to benefit from Law No. 14,689/2023, which provides for reduced fines in cases previously decided by casting votes (i.e., when the chairperson of the CARF panel, representing the tax authorities, casts the deciding vote to break a tie). We are currently awaiting judgment by the court. We consider our risk of loss in this case as possible. As of December 31, 2025, the amount related to this proceeding was approximately R$836.4 million.

•	Unrecognized Compensation Litigation: We are currently engaged in legal and administrative proceedings with the Brazilian Federal Revenue Service relating to the failure to ratify certain tax offsets with credits we were owed by the Brazilian government due to overpayment or undue payment. As of December 31, 2025, the amount related to these proceedings was approximately R$7,067.1 million. The risk of loss is classified as possible.
•	ISS on Financial Institutions Litigation: We are currently party to proceedings relating to the payment of ISS to various municipalities with respect to various revenues arising from operations that are usually not classified as services. On December 31, 2025, the amounts related to these proceedings totaled approximately R$3,777.7 million.
•	Use of CSLL Tax and Negative Tax Loss: We are currently party to proceedings relating to tax assessments issued by the Brazilian Federal Revenue Service for the periods of 2009 and 2019. These proceedings relate to the alleged undue compensation of tax loss carryforwards and negative basis of CSLL, because of tax assessments drawn up in previous periods. A judgment is pending at the administrative level. As of December 31, 2025, the amount related to these assessments was R$2,728.9 million.
•	IRRF - Payment for services provided abroad : We filed a judicial measure to avoid the imposition of Income Tax – IRRF on payments derived from the provision of technology services by companies headquartered abroad, due to the existence of international treaties to avoid double taxation between Brazil and Chile, Brazil and Mexico, and Brazil and Spain. A favorable decision was handed down and an appeal was filed by the tax authority with the Federal Regional Court, where it awaits judgment. The risk of loss is classified as possible. As of December 31, 2025, the amount related to these assessments was R$1,524.4 million.

Labor Litigation

Similar to many other Brazilian banks, we are party to lawsuits brought by labor unions, associations and individual employees seeking, in general, compensation for overtime work, lost wages and retiree complaints about pension benefits and other labor rights. We believe we have either paid for or adequately provisioned all such potential liabilities. In addition, we are the defendants in labor lawsuits filed by third-party employees that rendered or render services to us through service providers. The Brazilian Superior Labor Court has issued a binding judicial precedent determining that if a third-party service provider fails to pay its employee, the employee has the right to demand payment directly from the company to which it rendered their services (secondary liability). If this happens, the service taker’s liability will be limited to the services that were rendered by each individual. As of December 31, 2025, our labor proceedings with a probable risk of loss amounted to R$3,761.2 million, which has been provisioned. Our labor proceedings with a possible risk of loss amounted to R$1,493.4 million.

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

Civil Litigation

We are a party to civil lawsuits claiming damages and other civil remedies. These disputes normally fall within one of the following categories: (i) actions requesting the review of contractual terms and conditions or seeking monetary adjustments, including the alleged effects of implementation of certain economic government plans (as described below); (ii) actions arising from loan agreements; (iii) execution actions; and (iv) actions seeking damages. As of December 31, 2025, our probable loss risk in connection with civil proceedings amounted to R$3,189.5 million, which has been fully provisioned, and our possible loss risk in connection with civil proceedings amounted to R$2,225.6 million. For civil lawsuits considered to be common and similar in nature, provisions are recorded based on statistically averaged previous payments and on legal counsel’s evaluation of success. Provisions for other lawsuits are determined individually on a case-by-case basis.

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

In May 2025, the judgment in Claim of Non-Compliance with a Fundamental Precept (Arguição de Descumprimento de Preceito Fundamental), or “ADPF," No. 165 recognized the constitutionality of the Bresser, Verão, Collor I and Collor II plans, guaranteed savers the amounts established in the collective agreement and set a 24 month deadline for new adhesions by savers. We believe that the provisions we have established are sufficient to cover the risks associated with the economic plans, considering the approved agreement.

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

IBAMA Litigation

On October 10, 2016, after an inspection conducted in rural properties located in the State of Mato Grosso, the Brazilian Environment Authority (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or “IBAMA,” filed an infraction notice against us alleging that we had financed the production of corn in a protected area. The amount of the fine was set at R$47.5 million (approximately U.S.$8.5 million). According to IBAMA, financing seed production in protected areas is considered an environmental infraction due to the potential environmental damage that it may cause. We filed an administrative defense on November 9, 2016, stating that we had not financed production in a protected area, given that the financing agreement with the property owner had no connection with the production of seeds. Even though IBAMA failed to present any new evidence with respect to this matter within the three-year limitations period, it has decided to maintain the fine, as a result of which the administrative proceedings have concluded. In January 2023, we filed a judicial complaint against IBAMA to annul these administrative proceedings. We believe that the risk of loss in these judicial proceedings is possible.

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

In addition, in June 2013, the Brazilian tax authorities issued an infraction notice against us as the local responsible party liable for the tax on the capital gain allegedly obtained in Brazil by an entity which is not resident in Brazil, Sterrebeeck B.V., as a result of a merger (incorporação de ações) transaction carried out in August 2008. Through this transaction, we acquired all the shares of Banco Real and AAB Dois Par by providing the shareholders of these entities’ newly issued shares through a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained a gain subject to tax in Brazil consisting of the difference between the issuance value of our shares that were received and the acquisition cost of the shares delivered in the exchange. Although Sterrebeeck B.V., as the final beneficiary of the transaction, is also the responsible for any costs arising from this litigation, we are handling the lawsuit as the local tax responsible party. A new appeal was filed with the CARF, which is awaiting judgment. This appeal was partially allowed, and we filed an injunction challenging the unfavorable portion. The case is currently awaiting judgment. Separately, we appealed the infraction notice before CARF, which was dismissed in March 2018 by a casting vote (i.e., when the chairperson of the CARF panel, representing the tax authorities, casts the deciding vote to break a tie). A subsequent administrative appeal was filed; however, in August 2024, we opted to withdraw this appeal to take advantage of the benefits provided by Law No. 14,689/2023. This law offers a reduction in fines for taxpayers involved in cases previously decided by casting votes. The administrative appeal was withdrawn, following which the lawsuit was filed and is currently awaiting judgment. Based on advice from our external legal counsel, we believe the Brazilian tax authorities’ position is incorrect and that there are strong grounds for appeal against the infraction notice. Considering that any financial impacts arising from this lawsuit will be the responsibility of Sterrebeeck B.V. or its successors, we have not made any provisions in connection with these proceedings. Consequently, the risk of loss is considered remote.

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

A decision of the Regional Labor Court in July 2021 determined that the execution should be individualized and in the corresponding courts of the residence each person represented by AFABESP. Due to this decision, 7,444 individual enforcement actions of the collective judgment were filed. Since the judgments adopted different positions for each case, a procedure to resolve these inconsistent demands was instituted before the Regional Labor Court (Tribunal Regional do Trabalho) with the purpose of establishing objective criteria with respect to these claims, mainly the statute of limitations and limitation of payments until December 2006 (Plan V). On March 11, 2024, it was determined that all cases filed in the city of São Paulo should remain suspended. Finally, due to the diverging interpretations of the Brazilian federal constitution, an action for allegation of non-compliance with a fundamental precept was also filed, so that the Federal Supreme Court (Supremo Tribunal Federal) settles the issue and indicates the correct statute of limitations to be used in the individual cases filed. On June 27, 2024, an agreement was signed between the parties which includes an exhaustive list of 7,299 retirees who, according to the criteria presented by Santander Brasil, are entitled to payment of the amounts related to half-yearly bonuses. The total value of the agreement is R$2.7 billion. However, whether such agreement would be binding upon any given plaintiff was contingent on the individual and voluntary adherence of such plaintiff by August 15, 2024, while the deadline for judicial approvals was October 15, 2024. After the end of the voluntary adherence period and of the judicial approvals, payments were or will be made in five installments for living retirees (the first installment falling due on October 20, 2024, and the other four installments in the months of December 2024, May 2025, December 2025 and May 2026) and in a single installment for deceased people (October 31, 2024). As of December 31, 2025, 6,500 agreements (98%) were recorded, totaling R$2,473.0 million. The payments are following the agreed dates, depending on whether the retirees are alive or deceased.

IGP-DI Litigation

In 2002, AFABESP filed a lawsuit in the Federal Court of Brazil on behalf of its associates, requesting the readjustment of certain social security supplements to which individuals admitted to the respective retirement plan before May 22, 1975 were entitled, according to the General Price Index for Internal Availability in Brazil (General Price Index – Internal Availability), or the “IGP-DI,” inflation index. The lawsuit was initially decided unfavorably for Santander Brasil, which appealed the initial decision, and on August 23, 2024, a ruling was issued in favor of Santander Brasil. Following this new decision, on August 30, 2024, AFABESP filed a motion for clarification, which was decided in favor of Santander Brasil. AFABESP appealed, and we are awaiting a new decision. Based on the assessment of our legal advisors, the risk of loss is remote, which is why no provision was recorded.

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

The following table sets forth the amounts available for distribution as dividends based on the Brazilian GAAP calculation of net income on a consolidated basis. The reconciliation of net income under Brazilian GAAP to net income under IFRS is presented in Appendix I of our audited consolidated financial statements for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,
	2025	2024	2023

	(in millions of R$)
Net Income under Brazilian GAAP	15,339	13,477	8,974
(-) Legal Reserve	773	674	449
(=) Amounts Available for distribution	14,566	12,804	8,525
Mandatory Dividends – 25.0%	3,641	3,201	2,131
Interest on Shareholder’s Equity	7,620	5,800	5,820
Dividends	—	200	380
Total (Interest on Shareholder’s Equity and Dividends)	7,620	6,000	6,200
Dividends distributed in excess of the Mandatory Dividend	3,979	2,799	4,069

History of Payment of Dividends and Interest Attributable to Shareholders’ Equity

In the year ended December 31, 2025, we declared dividends and interest on shareholders’ equity in the gross amount of R$7,620 million, which consisted of R$7,620 million of interest on shareholders’ equity (R$1,500 million was paid in February 2025, R$1,500 million in May 2025, R$2,000 million in August 2025, R$2,000 million paid in November 2025 and R$620 million in February 2026).

	For the Year Ended December 31,
	2025	2024	2023

	(in millions of R$, except per share figures)
Dividends	—	200	380
Interest attributable to shareholders’ equity	7,620	5,800	5,820
Total	7,620	6,000	6,200
Dividends and interest on capital per 1,000 shares
Common shares	972.5	766.80	794.10
Preferred shares	1,069.8	853.50	873.51

8B. Significant Changes

There has been no significant change since the date of our last audited financial statements.

ITEM 9. THE OFFER AND LISTING

9A. Offering and Listing Details

Market Price and Volume Information

On September 18, 2009, our Board of Directors approved the implementation of a global public offering, which included the issue of 525,000,000 units (each representing, at that date, 55 common shares and 50 preferred shares), which were all registered, without par value, free and clear of any liens or encumbrances. This offering consisted of the simultaneous initial public offering of (i) units in Brazil on the over-the-counter market, in accordance with CVM Resolution 160, of July 13, 2022, as amended, and (ii) units abroad, including in the form of ADRs representing ADSs registered with the SEC under the Securities Act. On October 6, 2009, the global public offering priced shares at R$23.50 per unit and U.S.$13.40 per ADR. The units have been traded on the B3 and since October 7, 2009, and our ADRs have been traded on the NYSE since October 7, 2009.

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

The price of our units and ADSs may experience volatility, which could negatively impact holders of our units and ADSs.

The following table shows our outstanding publicly traded common shares and preferred shares as of January 31, 2026:

Free Float	B3	NYSE
Common shares	208,206,164	153,598,551
Preferred shares	236,010,574	153,598,551
Total	444,216,738	307,197,102

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

On September 25, 2025, our Board of Directors approved the unit buyback program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 37,463,477 units or ADRs, representing 37,463,477 common shares and 37,463,477 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. The term of the buyback program is 18 months counted from September 26, 2025, expiring on March 26, 2027.

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

The rules set forth in Provisional Measure No. 1,262/24 were subsequently incorporated into Law No. 15,078, of December 27, 2024 (“Law No. 15,078/24”), which was approved by the Brazilian National Congress and is currently in force. In this context, Law No. 14,467, of November 16, 2022, as amended by Law No. 15,078/24, now provides that losses ascertained as of January 1, 2025, related to credits that were in default as of December 31, 2024, which had not been deducted up to that date and had not been recovered, may only be excluded from net income for purposes of determining the taxable income (lucro real) and the CSLL tax base, at a rate of 1/84 per month, as from January 2026 (Article 6). Additionally, the legislation allows the institutions covered by the law to elect, by December 31, 2025, on an irrevocable and irreversible basis, to deduct such losses at a rate of 1/120 per month, also as from January 2026 (Article 6, paragraph 1). The statute further provides that such institutions are prohibited from deducting, in the 2025 tax year, losses incurred in an amount exceeding the taxable income for the year, prior to taking such deduction into account (Article 6, paragraph 2). Any losses that cannot be deducted as a result of this limitation must be added to the balance of losses subject to the installment deduction regime and excluded from net income at the same rate and over the same period, in accordance with the option elected by the institution (Article 6, paragraph 3). In light of these provisions, the legislation allows companies, as from January 2026, to begin using deductions related to the allowance for doubtful accounts (Provisão para Devedores Duvidosos – PDD) for purposes of recognizing deferred tax assets (DTA), subject to the conditions, limits, and timeframes set forth in Article 6 of Law No. 14,467/22, as amended.

Income Tax

Dividends

As from January 2026, as a general rule, dividends paid by a Brazilian company, such as ourselves, including stock dividends to a Non-Resident Holder are currently subject to withholding income tax at a 10% tax rate in Brazil. However, the following situations are exempt from WHT on the payment of dividends to nonresidents:

•	dividends related to results accrued up to the 2025 calendar year, provided that their distribution has been approved by December 31, 2025 and paid through 2028;

•	dividends paid to foreign governments that grant reciprocity in relation to the Brazilian government; dividends paid to sovereign wealth funds; and

•	dividends paid to foreign entities whose main activity is the administration of pension and retirement benefit plans, pursuant to regulations.

A tax credit shall be granted when the sum of the effective IRPJ and CSL rates of the distributing company, added to the 10% WHT rate, results in taxation exceeding the applicable nominal rate. This credit shall be calculated on the amount of profits and dividends effectively subject to the 10% WHT. The nonresident recipient should be allowed to claim the credit within 360 days from the end of each fiscal year.

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

As from January 2026, payment of interest on shareholders’ equity to a Non-Resident Holder is subject to withholding income tax at the rate of 17.5%, or 25% for individuals or entities residing in a “Tax Haven.” According to Brazilian legislation, a “Tax Haven” jurisdiction is one in which there is no income taxation or where the local income tax rate is generally applied at rates under 17%, following the issuance of Law No. 14,596/2023, or where local legislation imposes restrictions on disclosure regarding shareholder composition or investment ownership. These payments may be included, at their net value, as part of any mandatory dividend, as discussed above under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, if the investment is registered with the Brazilian Central Bank.

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

Tax on Foreign Exchange Transactions (IOF/Exchange)

The IOF on Exchange Transactions, or “IOF/Exchange,” is due on the conversion of Brazilian or foreign currency, or any document that represents it, into an available equivalent amount. Currently, for most foreign exchange transactions, the IOF/Exchange rate is 3.5%. However, foreign exchange transactions carried out in connection with investments made by Non-Resident Holders in the Brazilian financial and capital markets under Joint Resolution No. 13 are generally subject to the IOF/Exchange at a rate of zero. The Brazilian government may increase any of these rates at any time, up to 25%. However, any increase in rates would only apply to future transactions.

Tax on Transactions Involving Bonds and Securities and Derivatives

Brazilian law imposes IOF tax on Transactions Involving Bonds and Securities, or “IOF/Bonds.” Currently, the IOF Bonds tax is due at a daily rate of 1.0%, limited to 96.0% of the income generated by fixed income bonds, on the redemption amount or the amount received from assignment or renegotiation. The rate is reduced to zero as from the thirtieth day. The rate of IOF/Bonds tax applicable to transactions of derivatives and variable income securities, including those traded in stock, commodities or futures markets that involve shares, or units composed of shares, is reduced to zero.

Other Brazilian Taxes

The inheritance and gift tax (Imposto sobre Transmissão Causa Mortis e Doação de Quaisquer Bens ou Direitos), or “ITCMD,” as regulated by Complementary Law No. 227/2026, is applicable to the transfer of any goods or rights by gift or bequest. The transfer of shares, or units comprised of shares, that are abroad to individuals who are resident in Brazil is subject to taxation. The ITCMD is a state-level tax, with progressive rates depending on the transferred share, and a maximum rate capped by the Brazilian Federal Senate at 8%. Each Brazilian state must enact its own legislation regulating the progressivity of the applicable rates.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADRs or units, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary does not address “Medicare contribution tax” consequences and applies only to U.S. Holders (as defined below) that hold ADRs or units as capital assets for U.S. federal income tax purposes and does not address special classes of holders, such as:

i.	certain financial institutions;
ii.	insurance companies;
iii.	dealers and traders in securities that use a mark-to-market method of tax accounting;
iv.	persons holding ADRs or units as part of a hedge, “straddle,” conversion transaction or integrated transaction;
v.	holders whose “functional currency” is not the U.S. dollar;
vi.	holders liable for any minimum tax;
vii.	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;
viii.	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
ix.	holders that own or are deemed to own 10% or more of our shares by vote or value;
x.	persons holding ADRs or units in connection with a trade or business conducted outside the United States; and
xi.	persons who acquired ADRs or units pursuant to the exercise of an employee stock option or otherwise as compensation.

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

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder might be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on ADRs or units. On December 28, 2021, certain Treasury Regulations pertaining to foreign tax credits (the “Final Treasury Regulations”) were released that impose significant new limitations on the non-U.S. taxes (including withholding taxes) for which a foreign tax credit can be claimed. Corrections with respect to the Final Treasury Regulations were published on July 27, 2022. However, the IRS has released notices that indicate that the U.S. Treasury Department and the IRS are considering amendments to the Final Treasury Regulations and provides relief from certain provisions of the Final Treasury Regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits are complex, and U.S. Holders should therefore consult their tax advisors as to the availability of foreign tax credits for any amounts withheld with respect to dividends on ADRs or units. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.

Instead of claiming foreign tax credits, a U.S. Holder may, at its election, deduct such Brazilian income taxes in computing taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Passive Foreign Investment Company Rules

Based on proposed Treasury Regulations, including regulations which are proposed to be effective for taxable years beginning after December 31, 1994 (and on which taxpayers may currently rely pending finalization), we believe we were not a passive foreign investment company (a “PFIC”) for our taxable year ended December 31, 2025. However, because the proposed Treasury Regulations may not be finalized in their current form, because the application of the proposed regulations is not entirely clear and because the composition of our income and assets will vary over time, there can be no assurance that we will not be a PFIC for any taxable year. The determination of whether we are a PFIC is made annually and is based upon the composition of our income and assets (including, among others, entities in which we hold at least a 25.0% interest), and the nature of our activities.

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

Committee	Main Responsibilities	Members	Meeting Frequency
Executive Risk Committee	• Enable the application, at the local level, of the Santander Group’s risk culture, aligning the Santander Brasil’s strategy, predisposition and risk tolerance level (“Main Guide”) to the mission and objective of its business areas	• CEO	Weekly
	• Approves the risk appetite secondary metrics that will be proposed to the board of directors of Santander Brasil;	• Vice President Executive Officer (Chief Risk Officer)
	• Approve risk proposals, including credit operations (sensitive sectors, fixed income, variable income, treasury and the assets and liabilities committee, or ALCO), restructurings, payment agreements, customer limits, pre-classifications and products.	• Vice President Executive Officer of Legal Affairs

Committee	Main Responsibilities	Members	Meeting Frequency
	• Handle general issues related to market risk, cross-border limits, country risk, global banking operations, and market risk approvals and sales of credit portfolios or assets;	• Credit Risk
	• Approve the main indicators of the Strategic Commercial Plans for each segment.	• Corporate and Investment Banking
	• Authorize management tools, improvement initiatives, follow up on projects and any other relevant activities related to risk management;	• Corporate Banking
	• Approve the policy and standards of methodological models and validate their effectiveness;	• Vice President Executive of Finance (Chief Financial Officer)
• Be aware of and take the necessary Legal and Corporate Affairs measures regarding risk to comply with the recommendations and directions issued by supervisory authorities in the exercise of its functions and the internal audit of the Bank;
• Provide information to our board of directors and to our Executive Committee and assistance, if needed, in order to execute the tasks assigned to risk management by applicable law, the by-laws, the board of directors´ rules of procedure and the regulation of the Risk Executive Committee;
• Approve the creation, modification and termination of other committees or decision bodies and their regulations and delegate to those committees or people empowerment on decision-making and risk management;
Risk Control Committee	• Oversee the Risk Profile and Assessment (RPA);	• Chief Financial Officer	Monthly

Committee	Main Responsibilities	Members	Meeting Frequency
	• Conduct a full segment and regular follow up of all risks, including Conduct Risk, checking if the risk profile is set in accordance with the risk appetite, the commercial and strategic plan and the budget approved by the board of directors;	• Chief Risk Officer • Finance and Strategy • Legal and Corporate Affairs
	• Conduct an independent and periodic control report on risk management activities, which includes:	• Corporative Risks and Enterprise Risk Management
	• Full risk profile view of the different businesses, including among others, benchmarking of the main competitors of the Bank and monitoring of key strategic projects;	• Technology and Operations

•        Approve the secondary metrics of Risk Appetite;

•        Monitor all relevant aspects of capital management and its impacts;

•        Approve, review and guarantee the correct and effective risk governance, including the control and decision forums, structures, policies and reports to ensure that all relevant risks are identified, managed and reported.

•        Approve and review the Strategic, Financial, Business Continuity and Recovery Plans and Operational Resilience.

• Chief Compliance Officer • Chief Audit Executive (CAE) – Invited Member • Operational Risk and Internal Controls. • People and Culture – Invited Member.
• Evaluation of stress test scenarios and assumptions, results and proposed measures;
• Validate the information on risks that must be submitted to the board of directors when so required and without prejudice to the direct access to the person responsible for the risk function (Chief Risk Officer) to the board;
• Comprehensive and periodic monitoring of relevant risks related to the companies in the prudential conglomerate;

Committee	Main Responsibilities	Members	Meeting Frequency
• Monitoring critical outsourcing contracts approved by the relevant forums;
• Monitoring the Risk Culture Plan;
• Analyze key initiatives for transforming and changing the business model (such as information technology, organizational design, capital and cost guidelines) to foster sound operational risk control, change management discipline, and the effective application of these practices.
• Supervise measures taken regarding risks to comply with the recommendations and directions issued by the supervisory authorities in the exercise of its function and Santander Brasil’s audit;

Committee	Main Responsibilities	Members	Meeting Frequency

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

Credit Monitoring

Credit lines to retail customers are reviewed regularly based mainly on their credit risk rating. This process allows improvements in credit exposure to customers who present good credit quality. Additional specific early warnings are automatically generated when deterioration of a customer’s credit quality is identified. When this occurs, a process to reduce credit risk and prevent default is implemented. For larger SMEs, this includes monthly monitoring of their financial performance, the financial situation of each enterprise is discussed by specific committees in the presence of the commercial area. These processes are implemented, with the goal of continuously improving the quality of our loan portfolio.

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

Our credit recovery tools include daily contact through our call center, digital channels, inclusion of defaulting customers within external sources of credit protection, sending collection letters, and direct contact through our branch network. In addition to the aforementioned tools, we use the following strategies:

•	Internal teams specialized in restructuring and debt recovery work directly with defaulting customers with loans of higher values and/or are overdue more than 90 days.
•	We use specialized external firms to collect, report and assess high-risk customers. These firms are remunerated according to pre-established percentages applied to the amounts recovered.

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

Derivatives used in Managing Market Risks

We use derivatives both in trading and non-trading activities to manage market risks. Trading derivatives are used to eliminate, reduce or modify risk in trading portfolios (interest rate, foreign exchange, commodities and equity price risk), and to provide financial services to customers. Our principal counterparties (in addition to customers) for this activity are financial institutions and the B3. Our main derivative instruments include interest rate swaps, interest rate futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, cross currency swaps, commodities derivatives, equity index futures and equity options and interest rate options.

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

Quantitative analysis

Trading activity

Quantitative analysis of daily VaR in 2025

Our risk performance regarding trading activity in financial markets between 2023 and 2025, measured by daily VaR (measured at a 99% confidence level, over a one day time frame), is shown in the following graph.

During 2025, VaR fluctuated between R$17.4 million and R$96.6 million, with an average of R$33.0 million. The histogram below shows the distribution of average risk in terms of VaR in 2025, where the accumulation of days with VaR levels between R$30 million and R$50 million can be observed in 87.4% of the distribution.

VaR by Risk Factor

The minimum, maximum, average and year-end 2025 VaR values by risk factor were as follows:

	2024	2025
	Period End	Low	Average	High	Period End

	(in millions of R$)
Trading VaR	45.4	17.4	33.0	96.6	34.0
Diversification Effect	(9.8)	5.9	(16.0)	(105.4)	(38.0)

	2024	2025
	Period End	Low	Average	High	Period End

	(in millions of R$)
Interest Rate VaR	33.7	8.7	31.1	82.1	24.8
Equity VaR	13.5	1.7	9.6	44.4	14.0
Foreign Exchange VaR	7.0	0.8	7.1	66.1	32.7
Commodity VaR	0.9	0.2	1.3	9.4	0.5

The average VaR for 2025 was R$33.0 million, with most of the risk due to interest rate positions, and Santander Brasil was relatively conservative in equity and commodities trading activity in line with the approach taken over the last few years.

The average VaR of the four main risk factors, interest rates, equity prices, exchange rates, and commodities, were R$31.1 million, R$9.6 million, R$7.1 million, and R$1.3 million respectively, with a negative average diversification effect of R$33.1 million. The chart below shows the evolution of the VaR for interest rates (IR), exchange rates (FX), equity prices (EQ), and commodities (CM), at a 99% confidence level, over a day time frame and a 15-day moving average.

Risk Management of Structured Derivatives

Our structured derivatives activity is mainly focused on designing investment products and managing hedging risks for customers. Our risk management is focused on ensuring that the net risk exposure is the lowest possible. These transactions include options on equities, currencies, fixed-income instruments.

The chart below shows the VaR Vega performance of our structured derivatives business in 2025, 2024 and 2023. In the most recent year, this figure fluctuated around an average of R$5.0 million. In general, the periods with higher VaR Vega levels are related to episodes of significant increases in market volatility.

Scenario analysis

Different stress test scenarios were analyzed during 2025. A correlation break scenario generated the results presented below.

Worst Case Scenario

The table below shows the maximum daily losses for each risk factor (fixed-income, equities and currencies) as of December 31, 2025, in a scenario that uses historical volatilities and simulates variations of the risk factors for +/-3 and +/-6 standard deviations on a daily basis. From this group of scenarios, we generate a table of stress test results, which identifies the largest loss per risk factor. The sum of the largest losses of each risk factor is the result of the Worst-Case Scenario, which considers the break of correlation between risk factors.

Worst Case Stress Test	Exchange Rate	Fixed Income	Equity	Total

	(in millions of R$)
Total trading	(33.1)	(267.0)	(18.9)	(319.0)

The stress test shows that the economic loss suffered by the group in the marked-to-market result would be, if this scenario materialized in the market, R$319.0 million as of December 31, 2025.

Non-trading Activity

Quantitative Analysis of Interest Rate Risk in 2025

Convertible Currencies

As of December 31, 2025, the sensitivity of net interest income at one year, to a parallel rise of 100 basis points in the local currency yield curve was R$369 million.

In addition, at the end of 2025, the sensitivity of MVE to parallel rises of 100 basis points in the yield curves was R$1,664 million in the local currency yield curve.

Structural Gap

The following table shows the managerial gaps between the re-pricing dates of our assets and liabilities as of December 31, 2025 in millions of reais.

Gap	Total	0-1 Month	1-3 Months	3-6 Months	6-12 Months	1-3 Years	3-5 Years	> 5 Years	Not Sensitive
(in millions of R$)

Money Market	227,544	145,821	266	499	1,728	1,755	1,314	4,486	71,674
Bonds	202,652	35,978	659	1,528	21,216	15,155	8,521	27,741	91,854
Loans	571,387	142,370	68,718	63,017	83,564	94,031	78,201	69,288	(27,801)
Permanent	23,605	—	—	—	—	—	—	—	23,605
Other	264,274	68,340	—	—	—	—	—	—	195,934
Total Assests	1,289,463	392,509	69,644	65,045	106,507	110,941	88,036	101,515	355,266
Money Market	(6,022)	(3,326)	(383)	(513)	(438)	(260)	(101)	—	(1,000)
Deposits	(660,010)	(423,284)	(8,840)	(7,136)	(15,084)	(20,701)	(31,106)	(75,967)	(77,892)
Loans Liability	(27,881)	(2,084)	(5,317)	(2,470)	(3,849)	(3,711)	(4,160)	(4,945)	(1,345)
Issues	(179,620)	(159,602)	(1,685)	(1,714)	(5,745)	(3,696)	(3,887)	(3,290)	—
Equity and Other	(415,931)	(81,959)	(22,018)	(22,730)	(38,480)	(2,444)	(649)	—	(247,651)
Total Liabilities	(1,289,463)	(670,255)	(38,243)	(34,562)	(63,596)	(30,812)	(39,904)	(84,202)	(327,888)
Balance Gap	—	(277,745)	31,400	30,483	42,911	80,129	48,131	17,313	27,378
Off- Balance Gap	(44,003)	82,809	10,535	2,615	(16,866)	(49,686)	(21,228)	(12,855)	(39,326)
Total Estructural Gap	(44,003)	(194,937)	41,935	33,098	26,045	30,442	26,904	4,457	(11,948)
Accumulated Gap	(44,003)	(194,937)	(153,002)	(119,904)	(93,859)	(63,416)	(36,513)	(32,055)	(44,003)

The interest rate risk of our balance sheet management portfolios, measured by the sensitivity of the net margin to a parallel movement of 100 basis points, decreased R$428 million during 2025, reaching a maximum of R$888 million in February 2025. The sensitivity of the market value decreased R$979 million in the year ended December 31, 2025, reaching a maximum of R$2,687 million in January 2025. The main factors that occurred in 2025 and influenced the decrease in sensitivities were the hedging of credit production and the update of the non-performing liabilities model.

Interest Rate Risk Profile as of December 31, 2025

The currency gap tables below show the managerial distribution of risk by maturity and currency in Brazil as of December 31, 2025 in millions of reais.

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive

	(in millions of R$)
Local Currency Gap
Money Market	209,247	131,021	266	499	1,728	1,755	1,314	4,486	68,177
Bonds	194,511	35,308	174	291	19,270	14,136	7,793	26,086	91,452
Loans	462,836	112,197	55,381	50,181	65,289	78,722	67,079	63,285	(29,298)
Permanent	23,602	—	—	—	—	—	—	—	23,602
Others	198,541	39,365	—	—	—	—	—	—	159,177
Total Assests	1,088,737	317,890	55,822	50,970	86,287	94,613	76,187	93,857	313,110
Money Market	(6,022)	(3,326)	(383)	(513)	(438)	(260)	(101)	—	(1,000)
Deposits	(620,744)	(408,081)	(4,912)	(5,710)	(13,206)	(19,953)	(31,106)	(75,967)	(61,809)
Loans Liability	(11,361)	(1,239)	(1,159)	(697)	(1,831)	(2,101)	(2,197)	(793)	(1,345)
Issues	(179,620)	(159,602)	(1,685)	(1,714)	(5,745)	(3,696)	(3,887)	(3,290)	—
Equity and Other	(193,539)	(45,309)	—	—	—	—	—	—	(148,230)
Total Liabilities	(1,011,286)	(617,557)	(8,140)	(8,634)	(21,221)	(26,010)	(37,292)	(80,049)	(212,384)
balance gap	77,451	(299,666)	47,682	42,337	65,066	68,603	38,895	13,808	100,727
Off- Balance Gap	(80,898)	83,080	(23,888)	(1,203)	(15,663)	(49,677)	(21,375)	(12,846)	(39,326)
Gap	(3,447)	(216,587)	23,794	41,134	49,403	18,927	17,520	962	61,400
accumulated gap	(3,447)	(216,587)	(192,793)	(151,658)	(102,255)	(83,329)	(65,809)	(64,847)	(3,447)

	Total	0-1 month	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	> 5 years	Not Sensitive

(in millions of R$)
Foreign Currency Gap
Money Market	18,297	14,800	—	—	—	—	—	—	3,497
Bonds	8,142	670	485	1,238	1,945	1,019	728	1,654	402
Loans	108,551	30,173	13,337	12,837	18,275	15,309	11,121	6,003	1,497
Permanent	3	—	—	—	—	—	—	—	3
Others	65,733	28,976	—	—	—	—	—	—	36,757
Total Assests	200,726	74,619	13,822	14,074	20,220	16,328	11,849	7,657	42,156
Money Market	—	—	—	—	—	—	—	—	—
Deposits	(39,265)	(15,203)	(3,928)	(1,426)	(1,878)	(748)	—	—	(16,083)
Loans Liability	(16,520)	(845)	(4,158)	(1,773)	(2,017)	(1,610)	(1,963)	(4,153)	—
Issues/ emissões	—	—	—	—	—	—	—	—	—
Equity and Other	(222,392)	(36,650)	(22,018)	(22,730)	(38,480)	(2,444)	(649)	—	(99,421)
Total Liabilities	(278,177)	(52,698)	(30,103)	(25,928)	(42,375)	(4,802)	(2,613)	(4,153)	(115,505)
balance gap	(77,451)	21,921	(16,281)	(11,854)	(22,155)	11,526	9,236	3,505	(73,349)
Off- Balance Gap	36,895	(271)	34,423	3,817	(1,203)	(10)	148	(9)	—
Gap	(40,557)	21,650	18,141	(8,036)	(23,358)	11,516	9,384	3,496	(73,349)
accumulated gap	(40,557)	21,650	39,791	31,755	8,397	19,912	29,296	32,792	(40,557)

Market Risk: VaR Consolidated Analysis

Our total daily VaR as of December 31, 2025 and 2024 broken down by trading and structural (non-trading) portfolios, is set forth below. Our VaR data for trading and non-trading portfolios were summed and thus do not reflect the diversification effect.

	2025				2024
	Low	Average	High	Period End	Period End

	(in millions of R$)
Trading	17.4	33.0	96.6	34.0	45.4
Total	17.4	33.0	96.6	34.0	45.4

Note: VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk were as set forth below:

Interest Rate Risk

	2025				2024
	Low	Average	High	Period End	Period End

	(in millions of R$)
Interest rate risk
Trading	8.7	31.1	82.1	24.8	33.7
Total	8.7	31.1	82.1	24.8	33.7

Note: VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Foreign Exchange Rate Risk

	2025				2024
	Low	Average	High	Period End	Period End

	(in millions of R$)
Exchange rate risk
Trading	0.8	7.1	66.1	32.7	7.0
Total	0.8	7.1	66.1	32.7	7.0

Note: VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Equity Price Risk

	2025				2024
	Low	Average	High	Period End	Period End

	(in millions of R$)
Equity price risk
Trading	1.7	9.6	44.4	14.0	13.5
Total	1.7	9.6	44.4	14.0	13.5

Note: VaR figures for trading and non-trading portfolios were added, thus disregarding the diversification effect.

Commodity Price Risk

	At December 31,
	2025				2024
	Low	Average	High	Period End	Period End

	(in millions of R$)
Commodity price risk
Trading	0.2	1.3	9.4	0.5	0.9
Total	0.2	1.3	9.4	0.5	0.9

Our daily VaR estimates by activity were as set forth below:

	2025				2024
	Low	Average	High	Period End	Period End

	(in millions of R$)
Trading
Interest rate risk	8.7	31.1	82.1	24.8	33.7
Exchange rate risk	0.8	7.1	66.0	32.7	7.0
Equity price risk	1.7	9.6	44.4	14.0	13.5
Commodity price risk	0.2	1.3	9.4	0.5	0.9
Total Trading	17.4	33.0	96.6	34.0	45.4
Non-trading
Interest rate risk	2,520.8	3,315.9	4,788.0	2,604.8	4,527.0
Exchange rate risk	—	—	—	—	—
Equity price risk	—	—	—	—	—
Commodity price risk	—	—	—	—	—
Total Non-Trading	2,520.8	3,315.9	4,788.0	2,604.8	4,527.0
Total (Trading + Non-Trading)	2,538.2	3,348.9	4,884.6	2,638.8	4,572.4
Interest rate risk	2,529.5	3,347.0	4,870.1	2,629.6	4,560.7
Exchange rate risk	0.8	7.1	66.0	32.7	7.0
Equity price risk	1.7	9.6	44.4	14.0	13.5
Commodity price risk	0.2	1.3	9.4	0.5	0.9

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

The following bodies are involved in the implementation of risk management model in order to ensure we have a structured process of operational risk management and decision maker:

•	Risk Control Committee (Comitê de Controle de Riscos): a committee which aims to perform a holistic and periodic monitoring of the risks to which Santander Brasil is exposed and to exercise independent control on the risk management activities;

•	Senior Forum of Internal Control and Operational Risk (Fórum Sênior de Controle Interno e Risco Operacional “FSCIRO”): a senior forum aimed at ensuring and fostering the adequate monitoring, control and mitigation of operational risks;
•	Internal Control and Processes Forum: Executive forum with senior leadership participation, responsible for oversight, analyzing and making decisions on the internal controls environment, operational risk profile and process management.
•	Operational Risk Meeting (Reunião de Riscos Operacionais): an independent forum, responsible for implementing and disseminating cultural norms, methodologies, standards, policies, tools, training and procedures applicable and required for the effective and efficient management and control of operational risk.

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

Since 2016, climate change considerations have been progressively incorporated into our credit assessment of wholesale customers. In 2020, a water stress calculator was introduced as part of our socio-environmental assessments, incorporating the concept of customer resilience to both physical and transition risks. This tool evaluates factors such as the customer’s economic activity, location within specific hydrographic basins, and the measures adopted to reduce water consumption. Its development was grounded in an assessment of customers’ overall vulnerability to climate change, including potential impacts arising from regulatory changes and shifts in consumer preferences. Building on this foundation, we are advancing the assessment of physical climate risks across our customer base by strengthening analytical capabilities and integrating these insights into credit decision-making processes and portfolio management. We believe this ongoing evolution supports more robust risk assessments and enhances our ability to anticipate and manage the impacts of climate-related events on our exposures.

In March 2023, FEBRABAN approved a protocol (Normativo SARB No. 26/2023) that set the standards for managing the risk of illegal deforestation in the bovine meat chain and defined guidelines to be adopted by its signatories, including Santander Brasil. We believe this is a major step forward as it is the first sector-wide environmental protocol for financing beef processing. Since it will apply to every major bank in Brazil, it is considered a highly effective way of sustainable change and addressing deforestation. By signing the protocol, we have aligned our commitment with that of the Brazilian financial industry to require beef processing clients with slaughterhouses in the Brazilian Amazon region to end illegal deforestation by December 2025. This applies to direct suppliers of cattle and Tier 1 indirect suppliers (supplier of the direct supplier). Under this requirement, suppliers must meet mid-term milestones, which consist of having a traceability and monitoring system, and continuously disclosing KPIs to demonstrate they are meeting their commitments. In 2021, well before the publication of the FEBRABAN protocol, we began engaging with more than a dozen beef processing clients about ending deforestation in their supply chain by 2025. This engagement led to several of them declaring commitments online in 2022 and developing plans to check on Tier 1 indirect suppliers and, led Santander Brasil to work with other banks to come up with the FEBRABAN protocol.

We believe that assessing the socio-environmental risk in our operations, also enables us to mitigate issues of operational, capital, credit, and reputational risk. Between January 1, 2025 and December 31, 2025, we conducted socio-environmental screening of 918 wholesale corporate customers, 688 Empresas Núcleo (Core Companies) customers, 668 agribusiness operations, 281 collateral assets, 166 real estate projects, and 48 major new projects, including both those subject and not subject to the Equator Principles. Furthermore, wholesale segment customers are screened for environmental, social and climate related concerns by the new customer acceptance department when they begin their commercial relationship with us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Brazilian Financial Services Industry and Our Business—Social and environmental risks may have a material adverse effect on us.”

Other Information

Volatile market conditions arising from the continuation or escalation of the war in Ukraine and uncertainties following the ceasefire agreement in the Middle East, with intensifying trade tensions between the U.S. and the rest of the world, combined with global supply chain disruptions and persistently high inflation, may result in significant changes in macroeconomic conditions, foreign exchange rates, interest rates, and the prices of our securities. Additionally, in Brazil, these global challenges are compounded by domestic factors such as elevated interest rates, stricter regulatory requirements, and individuals and companies over-indebtedness, that could further exacerbate market volatility and adversely affect us.

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

Direct and Indirect Payments

BNYM has agreed to reimburse us for certain expenses related to the establishment and maintenance of the ADR program including, among others, expenses incurred in connection with investor relations activities and any other ADR program expenses. Under certain circumstances, including the removal of BNYM as depositary, we are required to repay to BNYM amounts reimbursed in prior periods. For the year ended December 31, 2025, such reimbursements amounted to U.S. $5.8 million.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

No matters to report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

No matters to report.

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of December 31, 2025, with the supervision and participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). As described below, there are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

In addition, as required by the Brazilian Central Bank through CMN Resolution No. 4,968/21 and Resolution No. 130/21, the report related to the quality and adequacy of the internal controls will be issued within 45 days after the expected date of publication of the Brazilian GAAP financial statements, which is scheduled to be February 27, 2026.

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

With the supervision and participation of management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the framework set by the Committee of Sponsoring Organizations of the Treadway Commission Integrated Framework 2013.

Based on this assessment, which was carried out through February 27, 2026, our management concluded that as of December 31, 2025, its internal control over financial reporting was effective based on those criteria.

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

15C. Attestation Report of the Registered Public Accounting Firm

For the report, dated February 27, 2026, from PricewaterhouseCoopers Auditores Independentes Ltda., our registered public accounting firm, on the effectiveness of our internal control over financial reporting as of December 31, 2025, see “Item 18. Financial Statements.”

15D. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

16A. Audit Committee Financial Expert

The Board of Directors has determined that one of the members of our audit committee, Mr. Luiz Carlos Nannini a is an “Audit Committee Financial Expert” and meets the requirements set forth by the SEC and NYSE. He is, as are all other current members of the audit committee, deemed independent under the applicable Brazilian law and the regulations of the SEC and NYSE.

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

16C. Principal Accountant Fees and Services

The balance of “Other general administrative expenses—Technical reports” includes the fees billed by the consolidated companies (detailed in the accompanying Appendix I of the consolidated financial statements included elsewhere in this annual report) to PricewaterhouseCoopers Auditores Independentes Ltda. for the fiscal years ended December 31, 2025 and 2024, as follows:

	For the year ended December 31,
	2025	2024

	(in millions of R$)
Audit of the annual financial statements of the companies audited (constant scope of consolidation)	31.5	30.0
Audit related	0.3	0.6
Tax services	0.2	0.1
Others	2.4	2.0
Total	34.4	32.7

The approximate value of withholding taxes in respect of the audit fees for the year ended December 31, 2025, according to applicable law totaled R$5.7 million.

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

16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table reflects purchases of our units, including units represented by ADRs, by us or our affiliates in 2025.

Calendar Months	Total Number of Units Purchased(1)	Average Price Paid per Unit in R$	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs(2)(3)	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs(2)(3)
January 2025	—	—	—	—
February 2025	—	—	—	—
March 2025	1,170	28.54	1,170	—
April 2025	—	—	—	—
May 2025	—	—	—	—
June 2025	—	—	—	—
July 2025	—	—	—	—
August 2025	—	—	—	—
September 2025	—	—	—	—
October 2025	—	—	—	—
November 2025	—	—	—	—
December 2025	—	—	—	—
Total	1,170	28.54	1,170	37,463,477

(1)	In the year ended December 31, 2025, no units, including units represented by ADRs, were purchased other than through a publicly announced plan or program by us.
(2)	On September 25, 2025, our board of directors approved, as a replacement for our previous buyback program, which expired on August 6, 2025, a new buyback program of our units and ADRs. Our units and ADRs will be acquired either directly or through our branch in the Cayman Islands, to be held in treasury or subsequently sold. The buyback program covers the acquisition of up to 37,463,477 units or ADRs, representing a combination of 37,463,477 common and 37,463,477 preferred shares, corresponding to approximately 1% of our share capital. The term of the buyback program is up to 18 months beginning on September 26, 2025 and expiring on March 26, 2027. On January 24, 2024, our Board of Directors approved the unit repurchase buyback program to cover the acquisition, by us or our branch in the Cayman Islands, of up to 36,205,005 units or ADRs, representing 36,205,005 common shares and 36,205,005 preferred shares, corresponding to approximately 1% of the totality of our corporate capital. The term of the buyback program is 18 months counted from February 6, 2024, expiring on August 6, 2025.
(3)	The number entered in the “Total” row of the column “Maximum Number (or Approximate Dollar Value) of units that May Yet Be Purchased Under the Plans or Programs” refers to the number of Units which may be repurchased in the periods as approved by our board of directors.

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

Our local chief information security officer, or “CISO,” has been active in the technology areas of the Santander Group for more than 24 years, including strategic leadership roles for technological integration projects. He has a degree in information systems, and received a master’s degree in strategic information technology management. At Santander Brasil, our local CISO reports directly to our Technology and Operations Vice President.

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

In 2025, we continued to strengthen our cybersecurity and fraud ecosystems, proposing strategies to respond to a constantly changing threat environment, while supporting commercial value and improving the safety environment for clients. In 2026, we will prioritize monitoring the implementation of the technology and operations transformation model, as well as our positioning in cybersecurity, especially to continue maturing, improving, and evolving the cybersecurity defenses, with a special focus on emerging threats.

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

Cybersecurity Threats and Incidents

In 2025, we have continued evolving our cyber defenses in line with our cybersecurity strategy and key strategic initiatives. New controls were developed and implemented following a cyber-threat-led approach, covering current areas of risk and new attack methods, notably around supply chain, backup and recovery and fraud prevention measures reinforced by leveraging behavioral biometric solutions and machine learning technology.

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

During the year ended December 31, 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

ITEM 19. EXHIBITS

(a)	Index to Consolidated Financial Statements

(b) List of Exhibits

We are filing the following documents as part of this annual report on Form 20-F:

Exhibit Number	Description
1.1	English translation of the By-laws of Santander Brasil, amended and restated on October 16, 2025 (incorporated by reference to our current report on Form 6-K (file no. 001-34476) filed with the SEC on October 17, 2025).
2.1	Form of Deposit Agreement among Santander Brasil, The Bank of New York Mellon, as depositary, and the holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts (incorporated by reference to Exhibit 1 to our Registration Statement on Form F-6 (file no. 333-207353) filed with the SEC on October 9, 2015).
2.2	Subordinated Indenture dated as of January 29, 2014, among Santander Brasil and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 2.3 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on April 30, 2014).
2.5	Description of Securities.
4.1	Option Plan to Purchase Share Deposit Certificate of Santander Brasil (incorporated by reference to Attachment I to our Form 6-K/A filed with the SEC on January 6, 2010).
4.2	Long-Term Incentive Plan – Investment in Deposit Share Certificate (“Units”) of Santander Brasil (incorporated by reference to Exhibit III to our Form 6-K (file no. 001-34476) filed with the SEC on September 27, 2011).
4.3	Deferred Bonus Plans related to 2011 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 9, 2012).
4.4	Deferred Bonus Plans related to 2012 (incorporated by reference to Exhibit I to our Form 6-K (file no. 001-34476) filed with the SEC on January 15, 2013).
4.5	Long-Term Incentive Plan – Investment in Deposit Share Certificates (“Units”) of Santander Brasil (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 4, 2013).
4.6	Deferred Bonus Plans related to 2013 (incorporated by reference to Exhibit II to our Form 6-K (file no. 001-34476) filed with the SEC on May 1, 2013).
4.7	Deferred Bonus Plans related to 2014 (incorporated by reference to Exhibit V to our Form 6-K (file no. 001-34476) filed with the SEC on April 1, 2015).
4.8	Deferred Bonus Plans related to 2015 (incorporated by reference to Exhibit II to our Form 6-K/A (file no. 001-34476) filed with the SEC on December 3, 2015).
4.9	Deferred Bonus Plans related to 2016 (incorporated by reference to Exhibit III.1 to our Form 6-K (file no. 001-34476) filed with the SEC on November 21, 2016).
4.10	Deferred Bonus Plans related to 2024 (incorporated by reference to Exhibit X to our Form 6-K/A (file no. 001-34476) filed with the SEC on March 26, 2024).
4.11	Partnership Agreement between Santander Brasil and Getnet, executed on April 16, 2021 (English translation) (incorporated by reference to Exhibit 4.9 of our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on February 28, 2022).*
8.1	List of Subsidiaries (incorporated by reference to Note 3 to our Audited Consolidated Financial Statements filed with this Annual Report on Form 20-F).
11.1	English translation of the Code of Ethical Conduct of Santander Brasil, as revised on June 21, 2023.
11.2	English translation of the Policy on Trading in Our Own Securities of Santander Brasil, dated July 29, 2013 (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on February 26, 2024).
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Executive Officer.
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Principal Financial Officer.
97.1	English translation of Annex I (Recovery of Compensation Following the Restatement of Financial Statements) to the Compensation Policy of Santander Brasil, dated November 29, 2023 (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F (file no. 001-34476) filed with the SEC on February 26, 2024).

Exhibit Number	Description
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Certain information has been omitted from this exhibit pursuant to Item 4 of the Instructions As To Exhibits of Form 20-F because it is both not material and is the type that the registrant treats as private or confidential. The registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and privacy or confidentiality to the U.S. Securities and Exchange Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 27, 2026

BANCO SANTANDER (BRASIL) S.A.

By:	/s/ Mario Roberto Opice Leão
Name: Mario Roberto Opice Leão
Title: Chief Executive Officer

Consolidated Financial Statements | December 31, 2025 |F - 1

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

Consolidated Financial Statements | December 31, 2025 |F - 2

Consolidated Financial Statements | December 31, 2025 |F - 3

Report of independent registered public accounting firm

To the Board of Directors and Stockholders

Banco Santander (Brasil) S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Consolidated Financial Statements | December 31, 2025 |F - 4

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

Supplemental information

The reconciliation of stockholders' equity and net income as of and for the years ended December 31, 2025, 2024 and 2023 and the statements of value added for the years ended December 31, 2025, 2024 and 2023 included in Appendix I and II, respectively, have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the reconciliation of stockholders' equity and net income, we evaluated whether the Appendix I, including its form and content, is presented in conformity with the financial statements and accounting records, as applicable, as well as performed procedures to test the completeness and accuracy of the information presented in the supplemental information. Additionally, in forming our opinion on the statements of value added, we evaluated whether this Appendix II, including its form and content, is presented in conformity with the financial statements and accounting records, as applicable, and presented in conformity with Brazilian Corporate Law. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

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

Consolidated Financial Statements | December 31, 2025 |F - 5

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

Measurement of expected credit losses

As described in Notes 1(c.3.1(ii)), 2(h), 9 and 46(b) to the consolidated financial statements, management measures the expected credit losses at the probability-weighted estimate of credit losses, that involves management's judgment, as set forth in IFRS 9 - "Financial Instruments". At December 31, 2025, the impairment losses on loans and receivables to customers at amortized cost was BRL 37,491,433 thousand and total loans and receivables to customers at amortized cost was BRL 595,626,402 thousand. Management calculates Expected Credit Losses ('ECL') using three main components: a Probability of Default ('PD'), Loss Given Default ('LGD') and Exposure At Default ('EAD') including individual and collective models. The ECL measurement is based on management's estimate of the present value of future cash flows expected to be received and involves the use of a variety of assumptions and internal and external factors, including credit quality, economic and financial situation, guarantees, segment and economic scenarios. Additionally, management has considered forward-looking information, including changes in macroeconomic scenarios impacting the calculation model for provisioning expected credit losses.

The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses is a critical audit matter are (i) there was significant judgment applied by management in determining the expected credit losses, in particular the assumptions used in determining the PD,LGD and EAD parameters, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained relating to these assumptions; and (ii) the audit effort involved use of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included understanding and testing the effectiveness of controls relating to management's measurement of expected credit losses, which included controls over the assumptions used. These procedures also included, among others: (i) the involvement of professionals with specialized skills and knowledge to assist in testing management's process for determining the expected credit losses, including evaluating the appropriateness of the methodologies and models applied, testing the accuracy and completeness of data used, and evaluating the reasonableness of significant assumptions; (ii) the analysis of management's accounting policies in comparison with IFRS 9; and (iii) analysis over management's disclosures in the consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 6

Provisions and contingencies for judicial and administrative proceedings

As described in Notes 1(c.3.1(iii)), 2(q) and 22 to the consolidated financial statements, provisions and contingencies for judicial and administrative proceedings are recorded when their risk of loss are considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel. As of December 31, 2025, the Company has recorded provisions for judicial and administrative proceedings of BRL 9,495,060 thousand. The Company also discloses contingencies in circumstances where management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred.

The principal considerations for our determination that performing procedures relating to provisions and contingencies for judicial and administrative proceedings is a critical audit matter are (i) the significant judgment applied by management when assessing the likelihood of a loss being incurred and the potential amount of the judicial and administrative proceedings; and (ii) a high degree of auditor judgment and effort in evaluating management's assessment of the provisions for judicial and administrative proceedings, including the involvement of professionals with specialized skills and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to identifying, assessing, monitoring, measuring, recording, and disclosing the provisions for judicial and administrative proceedings, including the completeness and accuracy of the data used. These procedures also included, among others (i) confirming the existence of active processes and the completeness of the information with the law firms responsible for administrative and legal proceedings, (ii) evaluating the reasonableness of management's assessment prognosis for a sample of proceedings taking into consideration the individual progress of similar proceedings, with the assistance of our professionals with specialized skills and knowledge, and (iii) evaluating the sufficiency of the Company's provisions and contingencies for judicial and administrative proceedings disclosures.

São Paulo, February 27, 2026

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

We have served as the Company's auditor since 2016

Consolidated Financial Statements | December 31, 2025 |F - 7

*Values expressed in thousands, except when indicated

Consolidated Balance Sheet

Assets	Note	2025	2024

Cash	4	20,232,729	37,084,254

Financial Assets Measured at Fair Value Through Profit or Loss		262,407,149	231,001,886
Debt instruments	6	95,546,026	107,585,055
Equity instruments	7	4,862,393	2,968,823
Derivatives	8.a	65,590,206	40,175,818
Loans and advances to customers	9	6,413,587	4,911,803
Compulsory deposits with the Brazilian Central Bank		89,994,937	75,360,387

Financial Assets Measured At Fair Value Through Other Comprehensive Income		69,446,583	92,078,540
Debt instruments	6	69,354,220	92,058,907
Equity instruments	7	92,363	19,633

Financial Assets Measured At Amortized Cost		800,545,822	768,324,784
Loans and other receivables from credit institutions	5	35,947,923	30,177,627
Loans and advances to customers	9	558,134,969	561,178,111
Debt instruments	6	114,708,615	84,529,222
Compulsory deposits with the Brazilian Central Bank		91,754,315	92,439,824

Derivatives Used as Hedge Accounting	8.a	217,492	30,481

Non-Current Assets Held For Sale	10	1,413,215	1,042,273

Investments in Associates and Joint Ventures	11	3,517,094	3,640,176

Tax Assets		65,060,517	59,790,262
Current		14,205,687	11,566,385
Deferred	23.d	50,854,830	48,223,877

Other Assets	15	8,915,748	6,955,457

Permanent Assets	12	5,046,133	6,021,900

Intangible Assets		33,226,983	32,826,797
Goodwill	13	27,844,674	27,892,878
Other intangible assets	14	5,382,309	4,933,919

Total Assets		1,270,029,465	1,238,796,810

The notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 8

*Values expressed in thousands, except when indicated

Liabilities and Shareholders’ Equity	Note	2025	2024
Financial Liabilities Measured At Fair Value Through Profit or Loss		112,471,311	82,722,610
Derivatives	8.a	59,827,986	39,280,448
Short positions	8.b	49,380,059	39,396,666
Liabilities arising from securities	18	3,263,266	4,045,496

Financial Liabilities at Amortized Cost		992,386,546	1,001,581,240
Credit institution deposits	16	146,867,521	158,565,482
Customer deposits	17	593,328,796	605,068,163
Liabilities arising from securities	18	156,662,290	135,632,632
Debt instruments eligible as capital	19	28,113,937	23,137,784
Other financial liabilities	20	67,414,002	79,177,179

Derivatives Used as Hedge Accounting	8.a	184,005	129,826

Provisions		11,804,482	10,976,930
Obligations for pension funds and similar liabilities	22	1,357,203	1,364,437
Provisions for judicial and administrative proceedings, commitments, and other provisions	22	10,447,279	9,612,493

Tax Liabilities		9,388,832	10,175,193
Current		4,799,733	4,485,753
Deferred	23.d	4,589,099	5,689,440

Other Liabilities	24	17,241,145	13,383,879

Total Liabilities		1,143,476,321	1,118,969,678

Shareholders’ Equity	27	130,281,588	126,199,224
Share capital	27.a	65,000,000	65,000,000
Capital reserve		630,238	630,011
Treasury shares	27.d	(719,560)	(884,707)
Profit Reserve		65,370,910	61,453,920

Other Comprehensive Income		(5,108,058)	(6,707,539)

Shareholders’ Equity Attributable to the Parent		125,173,530	119,491,685

Non - Controlling interests	26	1,379,614	335,447

Total Shareholders’ Equity		126,553,144	119,827,132
Total Liabilities and Shareholders’ Equity		1,270,029,465	1,238,796,810

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 9

*Values expressed in thousands, except when indicated

Consolidated Statement of Income

	Note	2025	2024	2023

Interest and similar income	31	162,494,639	137,183,478	128,282,707
Interest and similar expenses	32	(104,860,321)	(80,504,918)	(81,398,673)
Net Interest Income		57,634,318	56,678,560	46,884,034
Equity instrument income	33	85,528	83,647	22,179
Equity method income (loss)	11.a	458,313	312,986	239,236
Fee and commission income	34	25,521,847	23,664,987	22,454,778
Fee and commission expense	35	(8,026,391)	(6,459,778)	(6,814,813)
Gains (losses) on financial assets and liabilities (net)	36	10,945,319	(1,358,674)	2,729,519
Financial assets measured at fair value through profit or loss		7,889,797	(641,147)	3,440,830
Financial instruments not measured at fair value through profit or loss		(416,389)	(180,427)	(463,844)
Hedge and Other		3,471,911	(537,100)	(247,467)
Foreign exchange fluctuations (net)	37	(10,814,056)	1,487,679	1,065,167
Other operating expense (net)	38	(808,321)	(652,121)	(715,790)
Total Income		74,996,557	73,757,286	65,864,310
Administrative expenses		(20,938,438)	(20,416,504)	(19,562,641)
Personnel expenses	39.a	(11,699,346)	(11,597,996)	(10,813,926)
Other administrative expenses	40.a	(9,239,092)	(8,818,508)	(8,748,715)
Depreciation and amortization		(2,625,783)	(2,731,018)	(2,740,950)
Permanent assets	12.a	(1,087,034)	(1,586,278)	(1,841,616)
Intangible assets	14	(1,538,749)	(1,144,740)	(899,334)
Provisions (net)	22	(4,978,678)	(4,595,238)	(4,424,412)
Impairment losses on financial assets (net)	9.c	(29,539,862)	(28,484,030)	(28,008,086)
Financial assets measured at amortized cost		(29,539,862)	(28,484,030)	(28,008,086)
Impairment losses on other assets (net)		(396,946)	(252,487)	(250,173)
Other intangible assets	14	(67,023)	(48,897)	(19,473)
Other assets		(329,923)	(203,590)	(230,700)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	41	111,041	1,806,183	998,408
Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations	42	101,103	106,036	45,195
Operating Income Before Tax		16,728,994	19,190,228	11,921,651
Income taxes	23	(3,763,871)	(5,776,465)	(2,422,839)
Consolidated Net Income for the Fiscal Year		12,965,123	13,413,763	9,498,812
Profit attributable to the Parent Company		12,766,035	13,365,506	9,449,313
Profit attributable to non-controlling interests	26	199,088	48,257	49,499

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 10

*Values expressed in thousands, except when indicated

Consolidated Statement of Comprehensive Income

	2025	2024	2023
Consolidated Net Income for the Fiscal Year	12,965,123	13,413,763	9,498,812

Other Comprehensive Income that will be subsequently reclassified to profit or loss when specific conditions are met:	817,853	(1,978,264)	1,166,391

Financial Assets measured at fair value through Other Comprehensive Income	1,125,791	(2,164,544)	537,438
Financial assets measured at fair value through other comprehensive income	2,312,673	(4,130,998)	878,395
Taxes	(1,186,882)	1,966,454	(340,957)

Cash flow hedges	(307,938)	186,280	628,953
Fair value adjustment	(587,190)	355,207	1,199,318
Taxes	279,252	(168,927)	(570,365)

Other Comprehensive Income that will not be Reclassified to Net Profit:	781,628	(761,060)	(648,164)

Defined Benefits Plan	782,787	(502,235)	(620,233)
Defined benefits plan	1,433,746	(955,096)	(988,263)
Taxes	(650,959)	452,861	368,030

Others	(1,159)	(258,825)	(27,931)
Pension Contracts - IFRS 17	(1,931)	27,734	(46,552)
Goodwill	-	(256,936)	-
Others	-	(18,529)	-
Taxes	772	(11,094)	18,621

Total Comprehensive Income	14,564,604	10,674,439	10,017,039

Attributable to the parent company	14,365,516	10,626,182	9,967,540
Attributable to non-controlling interests	199,088	48,257	49,499
Total	14,564,604	10,674,439	10,017,039
The Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 11

*Values expressed in thousands, except when indicated

Consolidated Statement of Changes in Stockholders’ Equity

	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Pension Contracts - IFRS 17	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2022		55,000,000	445,778	60,442,814	(1,219,316)	-	(755,009)	(2,895,520)	859,370	-	(1,695,283)	110,182,834	497,342	110,680,176
Total comprehensive income		-	-	-	-	9,449,313	518,264	(601,059)	-	(27,931)	628,953	9,967,540	49,499	10,017,039
Net profit attributable to the Parent Company		-	-	-	-	9,449,313	-	-	-	-	-	9,449,313	49,499	9,498,812
Other comprehensive income		-	-	-	-	-	518,264	(601,059)	-	(27,931)	628,953	518,227	-	518,227
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	518,264	-	-	-	-	518,264	-	518,264
Employee Benefits Plan		-	-	-	-	-	-	(601,059)	-	-	-	(601,059)	-	(601,059)
Pension Contracts - IFRS 17		-	-	-	-	-	-	-	-	(27,931)	-	(27,931)		(27,931)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	628,953	628,953	-	628,953
Dividends and interest on capital	27.b	-	-	-	-	(6,200,000)	-	-	-	-	-	(6,200,000)	-	(6,200,000)
Share-based compensation	39.b	-	161,899	-	-	-	-	-	-	-	-	161,899	-	161,899
Treasury shares	27.d	-	-	-	112,533	-	-	-	-	-	-	112,533	-	112,533
Prescribed dividends		-	-	56,858	-	-	-	-	-	-	-	56,858	-	56,858
Unrealized profit		-	-	171,340	-	-	-	-	-	-	-	171,340	-	171,340
Other		-	-	-	-	-	-	-	-	-	-	-	(143,491)	(143,491)
Destinations:												-		-
Legal reserve		-	-	472,466	-	(472,466)	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	2,776,847	-	(2,776,847)	-	-	-	-	-	-	-	-
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(236,745)	(3,496,579)	859,370	(27,931)	(1,066,330)	114,453,004	403,350	114,856,354

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 12

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Pension Contracts - IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2023		55,000,000	607,677	63,920,325	(1,106,783)	-	(236,745)	(3,496,579)	859,370	(27,931)	-	(1,066,330)	114,453,004	403,350	114,856,354
Total comprehensive income		-	-	-	-	13,365,506	(2,164,544)	(502,235)	-	16,640	(275,465)	186,280	10,626,182	48,257	10,674,439
Net profit attributable to the Parent Company		-	-	-	-	13,365,506	-	-	-	-	-	-	13,365,506	48,257	13,413,763
Other comprehensive income		-	-	-	-	-	(2,164,544)	(502,235)	-	16,640	(275,465)	186,280	(2,739,324)	-	(2,739,324)
Financial assets measured at fair value through other comprehensive income		-	-	-	-	-	(2,164,544)	-	-	-	-	-	(2,164,544)	-	(2,164,544)
Employee Benefits Plan (1)		-	-	-	-	-	-	(502,235)	-	-	-	-	(502,235)	-	(502,235)
Pension Contracts - IFRS 17		-	-	-	-	-	-	-	-	16,640	-	-	16,640	-	16,640
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	186,280	186,280	-	186,280
Other Equity Valuation Adjustments – goodwill on acquisitions of subsidiaries		-	-	-	-	-	-	-	-	-	(256,936)	-	(256,936)	-	(256,936)
Other Equity Valuation Adjustments – Other		-	-	-	-	-	-	-	-	-	(18,529)	-	(18,529)	-	(18,529)
Dividends and interest on capital	27.b	-	-	-	-	(6,000,000)	-	-	-	-	-	-	(6,000,000)	-	(6,000,000)
Share-based compensation		-	22,334	-	-	-	-	-	-	-	-	-	22,334	-	22,334
Treasury shares	27.d	-	-	-	222,076	-	-	-	-	-	-	-	222,076	-	222,076
Prescribed dividends		-	-	57,513	-	-	-	-	-	-	-	-	57,513	-	57,513
Unrealized profit		-	-	19,213	-	49,175	-	-	-	-	-	-	68,388	-	68,388
Capital increase		10,000,000	-	(10,000,000)	-	-	-	-	-	-	-	-	-	-	-
Other		-	-	42,188	-	-	-	-	-	-	-	-	42,188	(116,160)	(73,972)
Sale / Merger / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	(112,710)	(112,710)
Other		-	-	42,188	-	-	-	-	-	-	-	-	42,188	(3,450)	38,738
Destinations:
Legal reserve		-	-	668,275	-	(668,275)	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	6,746,406	-	(6,746,406)	-	-	-	-	-	-	-	-	-
Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	-	(2,401,289)	(3,998,814)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132
(1) Includes the effects of the obligation created as a result of the transaction signed between Banco Santander, BANESPREV, AFABESP and legal advisors on June 27, 2024. See details in note 21.

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 13

*Values expressed in thousands, except when indicated

		Stockholders´ Equity Attributable to the Parent
	Note	Share Capital	Capital Reserve	Profit Reserve	Treasury Shares	Retained earnings	Financial Assets Measured At Fair Value Through Other Comprehensive Income	Defined Benefits plan	Translation adjustments investment abroad	Pension Contracts - IFRS 17	Other Equity Valuation Adjustments	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Stockholders' Equity
Balance on December 31, 2024		65,000,000	630,011	61,453,920	(884,707)	-	(2,401,289)	(3,998,814)	859,370	(11,291)	(275,465)	(880,050)	119,491,685	335,447	119,827,132
Total comprehensive income		-	-	-	-	11,591,014	1,125,791	782,787	-	(1,159)	-	(307,938)	13,190,495	199,088	13,389,583
Net profit attributable to the Parent Company		-	-	-	-	12,766,035	-	-	-	-	-	-	12,766,035	199,088	12,965,123
Other comprehensive income		-	-	-	-	(1,175,021)	1,125,791	782,787	-	(1,159)	-	(307,938)	424,460	-	424,460
Financial assets measured at fair value through other comprehensive income (1)		-	-	-	-	-	1,125,791	-	-	-	-	-	1,125,791	-	1,125,791
Employee Benefits Plan (2)		-	-	-	-	(1,175,021)	-	782,787	-	-	-	-	(392,234)	-	(392,234)
Pension Contracts - IFRS 17		-	-	-	-	-	-	-	-	(1,159)	-	-	(1,159)	-	(1,159)
Gain and loss - Cash flow and investment hedge		-	-	-	-	-	-	-	-	-	-	(307,938)	(307,938)	-	(307,938)
Dividends and interest on capital	27.b	-	-	-	-	(7,620,000)	-	-	-	-	-	-	(7,620,000)	-	(7,620,000)
Share-based compensation		-	227	-	-	-	-	-	-	-	-	-	227	-	227
Treasury shares	27.d	-	-	-	165,147	-	-	-	-	-	-	-	165,147	-	165,147
Prescribed dividends		-	-	42,566	-	-	-	-	-	-	-	-	42,566	-	42,566
Other		-	-	(96,590)	-	-	-	-	-	-	-	-	(96,590)	845,079	748,489
Sale / Merger / Acquisition		-	-	-	-	-	-	-	-	-	-	-	-	876,233	876,233
Other		-	-	(96,590)	-	-	-	-	-	-	-	-	(96,590)	(31,154)	(127,744)
Destinations:
Legal reserve			-	638,302	-	(638,302)	-	-	-	-	-	-	-	-	-
Dividend equalization reserve		-	-	3,332,712	-	(3,332,712)	-	-	-	-	-	-	-	-	-
Balance on December 31, 2025		65,000,000	630,238	65,370,910	(719,560)	-	(1,275,498)	(3,216,027)	859,370	(12,450)	(275,465)	(1,187,988)	125,173,530	1,379,614	126,553,144
(1)	Includes the effects of the classification relating to the change in business strategy (Note 1.C4)
(2)	Permanent losses associated with Benefit Plans were transferred to Retained Earnings and Losses.
Reserves are distributed according to the corporate criteria of local legislation. The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 14

*Values expressed in thousands, except when indicated

Consolidated Statement of Cash Flows

	Note	2025	2024	2023
1. Cash Flows from Operating Activities
Consolidated Net Income for the Fiscal Year		12,965,123	13,413,763	9,498,812
Profit Adjustments		14,086,103	1,058,360	5,971,012
Depreciation of Tangible Assets	12.a	1,087,034	1,586,278	1,841,616
Amortization of Intangible Assets	14	1,538,749	1,144,740	899,334
Impairment Losses on Other Assets (Net)		396,946	252,487	250,173
Provisions (Net)		4,978,678	4,595,238	4,424,412
Impairment losses on financial assets (net)		29,539,862	28,484,030	28,008,086
Net gains on disposal of permanent assets, investments, and non-current assets held for sale		(212,144)	(1,912,219)	(855,565)
Income (Loss) Share under the Equity Method	11.a	(458,313)	(312,986)	(239,236)
Deferred Taxes	23.d	(4,305,125)	(885,976)	(5,550,813)
Judicial Deposits Adjustment		(724,027)	(689,787)	(728,716)
Recoverable Taxes Adjustment		(496,653)	(376,938)	(557,008)
Effects of Exchange Rate Fluctuations on Assets and Liabilities		(17,258,904)	(30,769,354)	(21,430,674)
Other		-	(57,153)	(90,597)
Net (Increase) Decrease in Operating Assets		(46,667,229)	(187,674,524)	(129,083,634)
Financial Assets Measured at Fair Value through Profit or Loss		(30,526,702)	(20,980,632)	(88,026,729)
Financial Assets Measured at Fair Value Through Other Comprehensive Income		17,878,100	(38,961,379)	(3,895,444)
Financial Assets Measured at Amortized Cost		(37,443,130)	(124,915,673)	(41,870,299)
Other Assets		3,424,503	(2,816,840)	4,708,838
Net Increase (Decrease) in Operating Liabilities		31,118,147	157,494,648	156,121,109
Financial Liabilities Measured at Fair Value Through Profit or Loss		29,748,701	33,141,169	(86,825)
Financial Liabilities Measured at Amortized Cost		(10,326,894)	130,916,324	144,383,135
Other Liabilities		11,696,340	(6,562,845)	11,824,799
Tax Paid	23.a	(6,509,969)	(5,423,514)	(5,892,511)
Total Net Cash Flow from Operating Activities (1)		4,992,175	(21,131,267)	36,614,788
2. Cash Flows From Investing Activities
Investments		(4,153,137)	(3,435,838)	(3,963,094)
Increase in Subsidiaries		(7,500)	(114,206)	(5,054)
Tangible Assets	12.a	(921,361)	(854,993)	(1,445,847)
Intangible Assets		(2,221,363)	(1,754,988)	(1,906,872)
Non-current Assets Held for Sale		(1,002,913)	(711,651)	(605,321)
Disposal		600,929	1,044,835	719,747
Tangible Assets	12.a	(513,185)	333,413	117,312
Intangible Assets		482,143	110,067	185,206
Non-current Assets Held for Sale		631,971	601,355	417,229
Dividends / Interest on Equity Received from Investments in Associates and Jointly Controlled Entities		229,372	375,236	663,032
Total Net Cash Flow from Investing Activities (2)		(3,322,836)	(2,015,767)	(2,580,315)
3. Cash Flows from Financing Activities
Acquisition (Disposal) of Own Shares	27.d	165,147	222,076	112,533
Issuance (Repurchase) of Debt Instruments Eligible as Capital	19	2,362,800	68,477	-
Issuance of Other Long-term Financial Liabilities	18	88,504,440	39,541,342	75,404,958
Dividends and Interest on Equity Paid		(6,496,351)	(5,618,714)	(5,450,390)
Payments of Other Long-term Financial Liabilities	18	(79,939,286)	(33,038,049)	(63,400,960)
Interest Payments on Debt Instruments Eligible as Capital	19	(1,070,620)	(132,243)	(713,974)
Increase (Decrease) in Non-controlling Interests	26.b	876,232	(112,710)	(134,214)
Total Net Cash Flow from Financing Activities (3)		4,402,362	930,179	5,817,953
Net Increase (Decrease) in Cash and Cash Equivalents (1+2+3)		6,071,701	(22,216,855)	39,852,426
Cash and Cash Equivalents at the Beginning of the Fiscal Year	4	67,200,905	89,417,760	49,565,334
Cash and Cash Equivalents at the End of the Fiscal Year	4	73,272,606	67,200,905	89,417,760

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 15

*Values expressed in thousands, except when indicated

1.	Operating context, presentation of consolidated financial statements and other information
a)	Operating context

Banco Santander (Brasil) S.A. (Banco Santander or Bank), directly and indirectly controlled by Banco Santander, S.A., headquartered in Spain (Banco Santander Spain), is the leading institution of the Financial and Prudential Conglomerates before the Brazilian Central Bank (Bacen), established as a joint-stock company with its headquarters located at Avenida Presidente Juscelino Kubitschek, 2041, Cj.281 - Block A - Wtorre JK - Vila Nova Conceição - São Paulo - SP. Banco Santander operates as a universal bank and conducts its operations through commercial, investment, credit, financing and investment, real estate credit, leasing, and foreign exchange portfolios. Additionally, through its subsidiaries, it also operates in the markets of payment institutions, "consórcios" management, securities and insurance brokerage, consumer lending, digital platforms, benefits management, non-performing credit management and recovery, capitalization, private pensions, as well as provision and management of food, meal, and other vouchers. These operations are conducted within a framework of institutions that do business in an integrated manner in the financial market. The corresponding benefits and costs associated with the rendered services are distributed among these entities and are realized in the ordinary course of business on a reciprocal basis.

The Board of Directors authorized the issuance of the Consolidated Financial Statements for the year ended December 31, 2025, at the meeting held on February 27, 2025.

The referenced Financial Statements have been subject to a recommendation for approval issued by the Audit Committee of Banco Santander.

b)	Basis for the presentation of the consolidated financial statements (prepared in accordance with IAS 1)

The consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB) and the interpretations issued by the IFRS® Interpretations Committee (current name of the International Financial Reporting Interpretations Committee – IFRIC®).

All relevant information specifically related to Banco Santander's financial statements, and only in relation to these, is being highlighted, and corresponds to the information used by Banco Santander in its management.

c) Other information

c.1) Adoption of new standards and interpretations.

•            Amendment to IAS 21 - Effects of exchange rate changes and translation of Financial Statements: In instances where a currency is non-convertible, it can be difficult to ascertain an appropriate exchange rate. While uncommon, non-convertibility may arise when a government enforces currency controls that forbid currency exchange or restrict the amount of foreign currency transactions. The amendment to IAS 21 provides guidance on how entities should assess whether a currency is readily convertible and how to determine a spot exchange rate for currencies with limited exchangeability, as well as requires the disclosure of information that enables Financial Statement users to understand the impacts of a non-convertible currency. These changes are effective as of January 1, 2025, did not generate a material impact on Santander's consolidated financial statements.

•            Adoption of IFRS 9 for Hedge Accounting – During fiscal year 2025, Santander began applying requirements established by IFRS 9 for hedge relationships. The main impacts of this change on the accounting of hedge relationships stem fundamentally from: the separation of the time value of options, when the hedged risk is intrinsically mandatory; the separation of the forward element of currency forward contracts, for all types of hedges; and the separation of the foreign currency basis differential of a currency derivative, for each hedge relationship. The application of these options to hedges designated prior to December 31, 2025, did not generate a material impact on Santander's consolidated financial statements.

Consolidated Financial Statements | December 31, 2025 |F - 16

*Values expressed in thousands, except when indicated

•            Global Minimum Tax – Pillar 2 - The Pillar 2 rules of the Global Minimum Tax Model Rules, approved in 2021 by the Organization for Economic Co-operation and Development (OECD), stipulate that multinational groups with revenues exceeding €750 million are subject to a minimum tax rate of 15% on adjusted accounting profit, calculated on a jurisdictional basis. The OECD supplemented these rules by approving administrative guidelines and transitional safe harbors applicable to the fiscal years 2024 to 2026. In January 2026, the application of the transitional safe harbors was extended for another year, and new permanent safe harbors were approved with the aim of simplifying the application of the Model Rules and implementing the “side-by-side agreement” reached in June 2025 within the G7, which will be applicable from 2026 to multinational groups whose ultimate parent company is in the United States.

In Brazil, Law No. 15,079, of December 27, 2024, introduced Pillar 2 in accordance with the Global Anti-Base Erosion Rules (GloBE Rules), through the institution of the Additional Social Contribution on Net Profit (CSLL), and became regulated by acts of the Special Secretariat of the Federal Revenue of Brazil of the Ministry of Finance in order to qualify as a qualified minimum tax (Qualified Domestic Minimum Top-up Tax - QDMTT). The Pillar 2 rules came into effect in Brazil from 2025 and must be calculated based on the adjusted taxes covered and the adjusted profits of all constituent entities of the same multinational group in Brazil.

The simplified rules (safe harbors) imply that the Additional CSLL is not due provided that any of the following conditions are met: (i) the effective rate calculated based on information from the Country-by-Country Reporting exceeds 16% in 2025 and 17% in 2026; (ii) the presence of the multinational group in a jurisdiction is not relevant when revenue is less than €10 million and profit before tax is less than €1 million; or (iii) profit before tax is less than the sum of tangible fixed assets and personnel expenses, adjusted by a certain percentage that varies annually.

The assessment of potential exposure to the Additional CSLL (Social Contribution on Net Income) is based on the most recent tax returns, the country-by-country report, and the financial statements of the Group's constituent entities in Brazil. Based on the assessment, the effective rates of the Additional CSLL in Brazil are higher than 15%, therefore, no potential exposure arises.

c.2) New standards and interpretations in force in future years

•                  Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments: To address issues identified during the post-implementation review of the classification and measurement requirements of IFRS 9 - Financial Instruments. The amendments are effective for reporting periods beginning on or after January 1, 2026. The Bank has not identified any material impacts from this change.

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

Consolidated Financial Statements | December 31, 2025 |F - 17

*Values expressed in thousands, except when indicated

•                  Amendments to IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 - Disclosures on Uncertainties in Financial Statements: This amendment introduces illustrative examples that reinforce the application of existing IFRS requirements for disclosing the effects of relevant uncertainties in financial statements, particularly those arising from climate risks and the transition to a low-carbon economy. The amendment emphasizes the need for greater transparency regarding materiality judgments, key assumptions, and significant sources of estimation uncertainty that may affect assets, liabilities, results, and cash flows. The changes do not introduce changes to recognition or measurement criteria, focusing instead on improving the disclosures already provided for, especially in IFRS 18 (which will replace IAS 1), IFRS 7, IAS 8, IAS 36, and IAS 37, reinforcing the consistency and alignment between financial information and the effects of climate risks and other relevant uncertainties, when material, in the financial statements. The amendments are effective for reporting periods beginning on or after January 1, 2027. Santander is evaluating the impacts of this change.

•                  Amendment to IAS 21 - Translation for a Hyperinflationary Presentation Currency: clarifies the procedures to be applied when an entity begins presenting its financial statements in a hyperinflationary presentation currency, as defined in IAS 29. The amendment defines how comparative amounts and balances should be translated when this change occurs, aiming to ensure that the information remains relevant, consistent, and comparable over time. The amendments do not alter the recognition or measurement criteria, but merely clarify the translation requirements set forth in IAS 21, including retrospective application and the treatment of the effects of inflation in the presentation currency. The impacts are concentrated exclusively on the disclosures and the form of presentation of the financial statements, without affecting the entity's performance or financial position. The amendment is effective for reporting periods beginning on or after January 1, 2027. Santander is evaluating the impacts of this amendment.

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

c.3.1) Critical estimates

The critical estimates and assumptions that have the most significant impact on the accounting balances of certain assets, liabilities, revenues, and expenses, and on the disclosures in the notes to the financial statements, are described below:

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

Banco Santander classifies fair value measurements using the fair value hierarchy that reflects the model employed in the measurement process, segregating financial instruments into Level I, II, or III.

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

Consolidated Financial Statements | December 31, 2025 |F - 18

*Values expressed in thousands, except when indicated

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

Explanatory note 2.q presents information and any significant changes to the provisions and contingent assets and liabilities of the Bank between December 31, 2025 and December 31, 2024.

c.4) Change of business Strategy

In the first quarter of 2025, Banco Santander changed the way it manages part of its portfolio of pre-and post-fixed government securities, financial instruments that are part of its portfolio called ALCO (assets and liability management). The new strategy is based on a long-term investment profile, aiming to ensure greater financial stability, avoiding volatility in the Bank's equity (including for prudential purposes).

Management adopted the Amortized Cost (AC) accounting classification for part of the ALCO portfolio, which better reflects the objective of the business model strategy, see note 6.

Consolidated Financial Statements | December 31, 2025 |F - 19

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2025 |F - 20

*Values expressed in thousands, except when indicated

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

Note 3 outlines the most significant transactions that took place in 2025 and 2024.

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

Consolidated Financial Statements | December 31, 2025 |F - 21

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2025 |F - 22

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2025 |F - 23

*Values expressed in thousands, except when indicated

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

"Financial assets measured at amortized cost" are measured at amortized cost utilizing the effective interest method. The "amortized cost" is the acquisition cost of a financial asset or liability, either increased or decreased, as applicable, by the principal repayments and cumulative amortization (included in the income statement) of the difference between the initial cost and the maturity value. In the case of financial assets, the amortized cost also includes any reductions for impairment or inability to collect. For financial assets measured at amortized cost that are subject to fair value hedging, the fair value changes of these assets associated with the hedged risk(s) are recognized in the income statement.

The effective interest rate is the rate that exactly discounts estimated future cash flows over the expected life of the financial instrument to the initial gross carrying amount. The effective interest rate includes transaction costs, premiums, discounts and other fees or points that are an integral part of the instrument’s effective yield.

Consolidated Financial Statements | December 31, 2025 |F - 24

*Values expressed in thousands, except when indicated

The effective interest method applies to financial assets measured at amortised cost and to debt instruments measured at fair value through other comprehensive income (FVOCI).

Equity instruments are measured at fair value, with changes recognised either in profit or loss or in other comprehensive income, depending on the election made at initial recognition in accordance with IFRS 9.

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

iv. Hedging transactions

Hedge accounting aims to represent in the financial statements the effects of an entity's risk management activities that use financial instruments to manage exposures arising from specific risks that could affect the period's results or other comprehensive income.

For a hedge relationship to meet the requirements set out in IFRS 9, the following conditions must be met:

•	Instruments that can be designated as hedging instruments are all derivative financial instruments or non-derivative financial instruments measured at fair value through profit or loss, or a combination of both. In the case of foreign exchange risk hedges, any type of non-derivative financial instrument may also be designated, regardless of its measurement criterion;
•	The elements that can be designated as covered items are all those that consist of recognized assets or liabilities, commitments, highly probable anticipated transactions, and net investments abroad;
•	Documentation: At the beginning of the hedging relationship, the designation and formal documentation of the hedging relationship must be carried out, which must include the entity's risk management strategy and objective, the identification of the hedging instrument and the hedged item, the nature of the hedged risk, the methodology for measuring effectiveness, which includes the analysis of sources of ineffectiveness and the hedging ratio.

The main sources of ineffectiveness, according to the risk covered, are:

•	Interest rate risk: misalignments in time horizons, principal, reset and payment dates, time value of options, as well as changes to the hedged item or hedging instrument;
•	Currency risk: in addition to the factors mentioned above, the difference between the interest rates of the two currencies, which represents the net cost or benefit of converting cash flows between two currencies with different interest rates;
•	Effectiveness: The hedging relationship must be effective; therefore, there must be an economic relationship between the hedged item and the hedging instrument, credit risk must not exert a dominant effect on the value changes resulting from this economic relationship, and the hedging ratio must be consistent with that actually used by the entity in its risk management.

Santander assesses these effectiveness requirements through:

•	Demonstration of the economic relationship between the hedged item and the hedging instrument through a qualitative test and, if not met, through quantitative tests that compare the market value of the hedged items, corresponding to the hedged risk, with the value of the hedging instruments. Additionally, a prospective quantitative test of the variations in the market values of the hedging instrument and the hedged item is performed;

Consolidated Financial Statements | December 31, 2025 |F - 25

*Values expressed in thousands, except when indicated

•	The calculation of the hedge ratio, which corresponds to the relationship between the quantity of items effectively covered by Santander and the quantity of hedging instruments effectively used;
•	Assessment of the predominance of credit risk, carried out through analysis of the credit risk exposure of the hedged items and hedging instruments.

Hedge accounting structures are classified and recorded according to the type of risk they cover, based on the following criteria:

•	Fair value hedges: these are hedges against exposure to changes in the fair value of the hedged item, attributable to a specific risk;
•	The variations found in both the hedging instruments and the hedged items (in relation to the hedged risk) are recognized directly in the profit or loss;
•	When a fair value hedge is discontinued, adjustments previously recognized in the hedged item are recognized in profit or loss using the effective interest rate method recalculated on the date the hedge relationship is terminated and must be fully amortized by their maturity;
•	In the case of fair value hedges of interest rate risk in a portfolio of financial instruments (macro hedges), gains or losses arising from the measurement of the hedging instruments are recognized directly in the consolidated income statement, while gains or losses arising from changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated income statement, with a corresponding entry in the line items "Changes in the fair value of hedged items" of a portfolio hedged against interest rate risk (asset or liability), as applicable;
•	Cash flow hedges: these are coverages of exposure to variability in cash flows attributable to a specific risk associated with the hedged item;
•	The effective portion of the change in the value of the hedging instrument is recorded, on a temporary basis, in equity, until the cash flow subject to the hedge affects the profit or loss;
•	From that point on, it will be recognized in the consolidated income statement during the same period as the covered item, unless it is included in the cost of the non-financial asset or liability, or if the anticipated transactions are recognized as non-financial assets or liabilities;
•	When a cash flow hedge is discontinued, the accumulated result of the hedging instrument recognized in equity (while the hedge was effective) will continue to be recognized in that item until the hedged transaction occurs, at which point it will be recognized in profit or loss, unless it is anticipated that the transaction will not occur, in which case it will be recognized immediately in profit or loss;
•	To measure ineffectiveness, Santander compares the valuation of the hedging instrument with the valuation of the hedged item based on the hedged risk, using different methodologies such as the proxy method or the hypothetical derivative method. The ineffective portion of cash flow hedging relationships is recognized directly in the consolidated income statement, under the heading.

Bank Santander discontinues the accounting of hedge relationships when the hedging instrument expires, is sold, or when the hedge relationship becomes ineffective because it is no longer aligned with the risk management objective. In this case, the derivative is then considered a trading derivative.

If a hedging relationship ceases to meet the effectiveness requirements, but the risk management objective remains, Santander will assess the rebalancing or adjustment of the coverage level to once again meet the effectiveness requirements, without needing to discontinue the hedging relationship.

A hedging instrument is generally designated in its entirety, since the factors that contribute to its fair value are interdependent. However, IFRS 9 allows excluding certain parts of the fair value of a hedging instrument:

(i) separating the intrinsic value and the time value of an option and designating only the intrinsic value as a hedging instrument, this separation being mandatory if the intrinsic value is designated;

(ii) separating the forward element and the spot element of a forward contract and designating only the spot element as a hedging instrument, which will be determined for each hedging relationship; and

(iii) separating the foreign currency basis differential of a currency derivative and excluding it from the designation of the hedging instrument, which will be determined for each hedging relationship.

Separating these components improves the effectiveness of the hedge and allows for alternative accounting treatment for the excluded component, which consists of recognizing the changes in value in other comprehensive income, and recognizing this component in profit or loss according to the nature of the hedged item, either over a period of time or at the time the hedge transaction occurs.

In addition, if the entity manages the credit risk of all or part of a financial instrument through the use of credit derivatives, there is the option of designating a credit exposure at fair value in profit or loss, provided that this derivative matches the name and degree of subordination of the financial instrument to be hedged. This designation may be made at the initial recognition of the designated financial instrument or subsequently, and must be duly documented. From its designation, the changes in fair value (for all its risks, and not exclusively for credit risk) will be recognized in the consolidated income statement.

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

Consolidated Financial Statements | December 31, 2025 |F - 26

*Values expressed in thousands, except when indicated

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

The table below provides details of the financial assets and liabilities subject to offsetting as of December 31, 2025 and 2024:

Thousand of Reais			2025

Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	70,667,950	(4,860,252)	65,807,698

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	64,872,243	(4,860,252)	60,011,991

Thousand of Reais			2024

Assets:	Financial assets, gross	Financial assets offset in the balance sheet	Financial assets, net
Derivatives	42,380,547	(2,174,248)	40,206,299

Liabilities:	Financial liabilities, gross	Financial liabilities offset in the balance sheet	Financial liabilities, net
Derivatives	41,584,522	(2,174,248)	39,410,274

Consolidated Financial Statements | December 31, 2025 |F - 27

*Values expressed in thousands, except when indicated

h) Non-recoverable financial assessment of financial assets

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

Consolidated Financial Statements | December 31, 2025 |F - 28

*Values expressed in thousands, except when indicated

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

• The EAD is based on the gross carrying amount at the reporting date and, where applicable, adjusted to reflect the expected exposure at the time of default in accordance with IFRS 9.

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

Consolidated Financial Statements | December 31, 2025 |F - 29

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2025 |F - 30

*Values expressed in thousands, except when indicated

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

Lease liabilities are primarily adjusted for inflation (IGP-M), with the estimated projections as of the base date of December 31, 2025 detailed below:

IGP-M forecast
Up to 3 months	1.0%
From 3 to 12 months	4.0%
From 1 year to 3 years	4.0%
From 3 years to 5 years	4.0%
Over 5 years	4.0%

Consolidated Financial Statements | December 31, 2025 |F - 31

*Values expressed in thousands, except when indicated

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

I) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets at the end of the years 2025 and 2024 is reported in note 43-d.

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

Consolidated Financial Statements | December 31, 2025 |F - 32

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2025 |F - 33

*Values expressed in thousands, except when indicated

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

o) Other assets

This includes advances and accrued income (excluding accrued interest), intangible assets related to acquired customer relationships, any net pension asset recognised in the consolidated balance sheet, and other amounts not classified in specific line items.

The recoverability of intangible assets arising from acquired customer relationships is assessed based on value in use, as it is not possible to reliably determine fair value less costs of disposal due to the absence of an active market or observable parameters to estimate a disposal value.

Value in use is determined based on projected future cash flows attributable to the asset or the relevant cash-generating unit, discounted to present value using reasonable and supportable assumptions. The projections are reviewed quarterly, considering actual performance and updated assumptions. The resulting recoverable amount is compared with the carrying amount to determine whether any impairment loss should be recognised.

p) Insurance contracts

Insurance contracts issued by the Bank are assessed at initial recognition to determine whether they are onerous, in accordance with IFRS 17. A group of insurance contracts is considered onerous if the fulfilment cash flows, including any previously recognised acquisition cash flows, exceed the consideration received, resulting in a net outflow.

When a group is identified as onerous, a loss is recognised in profit or loss, and the contractual service margin for that group is set to zero, with the carrying amount of the liability equal to the fulfilment cash flows.

The Bank chooses to present, in other comprehensive income, the variations resulting from changes in the discount rates applied to the measurement of insurance contract liabilities, as permitted by IFRS 17.

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

Consolidated Financial Statements | December 31, 2025 |F - 34

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

Consolidated Financial Statements | December 31, 2025 |F - 35

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2025 |F - 36

*Values expressed in thousands, except when indicated

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

Defined benefit plans

The defined benefit plan is a post-employment benefit plan other than a defined contribution plan, as detailed in Note 21. Under this plan, the sponsoring entity is obligated to provide the agreed benefits to employees and therefore bears actuarial and investment risks.

The defined benefit obligation is measured using the projected unit credit method and discounted at a rate determined in accordance with IAS 19. Plan assets are measured at fair value.

Remeasurements, including actuarial gains and losses and the return on plan assets (excluding amounts included in net interest), are recognised immediately in other comprehensive income. The net defined benefit liability or asset represents the deficit or surplus of the plan recognised in the statement of financial position.

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

Consolidated Financial Statements | December 31, 2025 |F - 37

*Values expressed in thousands, except when indicated

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

The Social Contribution on Net Income (CSLL) rate for all banks, financial institutions, private insurance companies, and capitalization entities (businesses operating within the financial sector) was increased by 1% for the base period from August 1, 2022 to December 31, 2022, as stipulated by Provisional Measure No. 1,115/2022.

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

Consolidated Financial Statements | December 31, 2025 |F - 38

*Values expressed in thousands, except when indicated

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

		Number of Shares or Units Held (in Thousands)			12/31/2025
Investments	Business Segment	Ordinary Shares and Quotas	Preferred Shares	Equity interest of Banco Santander	Ownership Interest
Controlled by Banco Santander
Santander Sociedade de Crédito, Financiamento e Investimento S.A. (new name of Aymoré Crédito, Financiamento e Investimento S.A.)	Financial	50,159	—	100.00%	100.00%
Esfera Fidelidade S.A.	Services Provision	10,001	—	100.00%	100.00%
Return Capital Asset and Holding Management S.A.	Debt Collection and Credit Recovery Management	486,010	—	100.00%	100.00%
Em Dia Serviços Especializados em Cobrança Ltda	Debt Collection and Credit Recovery Management	257,306	—	100.00%	100.00%
Rojo Entretenimento S.A.	Service Provision	7,417	—	94.60%	94.60%
Sanb Promotora de Vendas e Cobrança Ltda.	Provision of Digital Media Services	71,181	—	100.00%	100.00%
Sancap Investimentos e Participações S.A. (Sancap)	Holding	23,538,159	—	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (Santander Brasil Consórcio)	Consortium	372,186	—	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Securities Brokerage	14,067,640	14,067,640	99.99%	99.99%
Santander Corretora de Seguros, Investimentos e Serviços S.A.	Insurance Broker	7,184	—	100.00%	100.00%

Consolidated Financial Statements | December 31, 2025 |F - 39

*Values expressed in thousands, except when indicated

Santander Holding Imobiliária S.A.	Others	558,601	—	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	164	—	100.00%	100.00%
F1RST Tecnologia e Inovação Ltda.	Provision of Technology Services	241,941	—	100.00%	100.00%
Pulse Client Expert Ltda. (nova denominação social da SX Negócios)	Provision of Call Center Services	75,050	—	100.00%	100.00%
Tools Soluções e Serviços Compartilhados LTDA	Services Provision	192,000	—	100.00%	100.00%
Subsidiaries of Santander Sociedade de Crédito, Financiamento e Investimento S.A. (new name of Aymoré Crédito, Financiamento e Investimento S.A.)
Banco Hyundai Capital Brasil S.A.	Bank	150,000	—	50.00%	50.00%
Solution 4Fleet Consultoria Empresarial S.A.	Tecnology	500,411	—	100.00%	100.00%
Subsidiary of Santander Leasing
Banco Bandepe S.A.	Bank	3,589	—	100.00%	100.00%
Santander Distribuidora de Títulos e Valores Mobiliários S.A.	Distributor	461	—	100.00%	100.00%
Subsidiaries of Sancap Investimentos e Participações S.A.
Santander Capitalização S.A.	Capitalization	64,615	—	100.00%	100.00%
Evidence Previdência S.A.	Pension	42,819,564	—	100.00%	100.00%
Subsidiary of Santander Corretora de Seguros
América Gestão Serviços em Energia S.A.	Energy	653	—	70.00%	70.00%
Fit Economia de Energia S.A.	Energy	10,400	—	65.00%	65.00%
Subsidiary of Santander Distribuidora de Títulos e Valores Mobiliários S.A.
Toro Corretora de Títulos e de Valores Mobiliários Ltda.	Securities Brokerage	21,559	—	48.00%	48.00%
Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.	Investments	44,101	—	13.23%	13.23%
Subsidiary of Toro Corretora de Títulos e de Valores Mobiliários Ltda.
Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.	Investments	289,362	—	86.77%	86.77%
Jointly Controlled by Sancap
Santander Auto S.A.	Insurance company	22,452	—	50.00%	50.00%

Consolidated Investment Funds

•	Santander Fundo de Investimento Amazonas Multimercado Crédito Privado de Investimento no Exterior (Santander FI Amazonas);
•	Santander Fundo de Investimento Diamantina Multimercado Crédito Privado de Investimento no Exterior (Santander FI Diamantina);
•	Santander Fundo de Investimento Guarujá Multimercado Crédito Privado de Investimento no Exterior (Santander FI Guarujá);
•	Santander Fundo de Investimento SBAC Referenciado DI Crédito Privado (Santander FI SBAC);
•	Santander SBAC II Renda Fixa Curto Prazo;
•	Santander Paraty QIF PLC (Santander Paraty) (3);
•	Venda de Veículos Fundo de Investimento em Direitos Creditórios (Venda de Veículos FIDC) (1);
•	Prime 16 – Fundo de Investimento Imobiliário (current name of BRL V - Fundo de Investimento Imobiliário - FII) (2);
•	Santander FI Hedge Strategies Fund (Santander FI Hedge Strategies) (3);
•	Fundo de Investimento em Direitos Creditórios Multisegmentos NPL Ipanema VI - Não Padronizado (Fundo Investimento Ipanema NPL VI) (4);
•	Santander Hermes Multimercado Crédito Privado Infraestrutura Fundo de Investimentos;
•	Fundo de Investimentos em Direitos Creditórios Atacado – Não Padronizado (4);
•	Atual - Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior;
•	Getnet Fundo De Investimento Em Direitos Creditórios;
•	Santander Flex Fundo De Investimento Direitos Creditórios (4);
•	San Créditos Estruturados – Fundo de Investimento em Direitos Creditórios Não Padronizado (4);
•	D365 – Fundo De Investimento em Direitos Creditórios (4);

Consolidated Financial Statements | December 31, 2025 |F - 40

*Values expressed in thousands, except when indicated

•	Fundo de Investimento em Direitos Creditórios Tellus (4);
•	Fundo de Investimento em Direitos Creditórios Precato IV (4);
•	Santander Hera Renda Fixa Fundo Incentivado de Investimento em Infraestrutura Responsabilidade Limitada;
•	San Preca Federal I Fundo De Investimento Em Direitos Creditórios - Responsabilidade Limitada;
•	Fundo De Investimento Em Direitos Creditórios Conretorno - Responsabilidade Limitada;
•	Ararinha Fundo de Investimento em Renda Fixa Longo Prazo;
•	Hyundai Fundo de Investimento em Direitos Creditórios;
•	Santander Módulo MX III Renda Fixa Referenciado DI CIC FIF RESP Limitada;
•	Santander Módulo SINQIA Renda Fixa Referenciado DI - CIC FIF RESP Limitada;
•	Santander Módulo SINQIA II Renda Fixa Referenciado DI - CIC FIF RESP Limitada.
•	Santander Módulo SINQIA III Renda Fixa Referenciado DI - CIC FIF RESP Limitada; and
•	Terras Fundo de Investimento nas Cadeias Produtivas do Agronegocio - Fiagro - Resp Limitada.

(1)	Renault, the car manufacturer (an entity not belonging to the Santander Conglomerate), sells its receivables to the Fund. This Fund exclusively buys receivables from Renault, the car manufacturer. In turn, Banco RCI Brasil S.A. holds 100% of its shares.
(2)	Banco Santander was listed as a creditor in certain overdue credit transactions that had real estate as collateral. The operation to recover these credits consisted of contributing the real estate as collateral to the capital of the Real Estate Investment Fund and subsequently transferring the Fund's shares to Banco Santander, through payment in kind for the aforementioned credit transactions.
(3)	Banco Santander, through its subsidiaries, holds the risks and benefits of Santander Paraty and its exclusive fund Santander FI Hedge Strategies, resident in Ireland, and both are fully consolidated in its Consolidated Financial Statements. Santander Paraty does not have its own equity position, and all records originate from the financial position of Santander FI Hedge Strategies.
(4)	Fund controlled by Return Capital Gestão de Ativos e Participações S.A.

Additionally, the entity Vert-11 Companhia Securitizadora de Créditos Financeiros was consolidated, as Banco Santander has full control over its assets.

a)                Incorporation of Toro Asset Management S.A. by Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A.

On December 31, 2025, Toro Asset Management S.A. (“Toro Asset”) was fully merged, with its assets absorbed by its direct parent company, Santander Investimentos Sociedade Prestadora de Serviços de Ativos Virtuais S.A. (“Santander Investimentos”), in accordance with the conditions established in the Transaction Protocol and Justification. The implementation of the full merger of Toro Asset did not imply an increase in the share capital of Santander Investimentos, since all of the shares issued by Toro Asset were held by Santander Investimentos and, therefore, already reflected in an equity investment account.

b)                Partial spin-off of Return Capital Gestão de Ativos e Participações S.A. and incorporation of the spun-off portion by Banco Santander (Brasil) S.A.

On November 28, 2025, the partial spin-off of Return Capital Gestão de Ativos e Participações S.A. (“Return”) was approved, with the spun-off portion being incorporated by Banco Santander (Brasil) S.A. The operation aims to simplify the corporate structure, unify accounting processes, and reduce operational costs. The implementation of the incorporation of the spun-off portion of Return did not imply an increase in the share capital of Santander, since all of Return's issued shares are held by Santander Brasil and, therefore, already reflected in an investment account by equity method; on the other hand, Return's share capital was reduced by R$ 8,460,000, which corresponds to the spun-off portion.

c)                 Merger of Santander Leasing S.A. Arrendamento Mercantil by Banco Santander (Brasil) S.A.

On November 28, 2025, the merger of Santander Leasing S.A. Arrendamento Mercantil (“Santander Leasing”) into Banco Santander (Brasil) S.A. was approved. The operation aims to simplify the corporate structure, unify accounting processes, and reduce operational costs, in accordance with the conditions established in the Protocol and Justification of the operation. The full merger of Santander Leasing did not imply an increase in the share capital of Santander Brasil, since all the shares issued by Santander Leasing were held by Santander Brasil and, therefore, already reflected in an investment account by equity method. The merger will only take effect after approval by the Central Bank of Brazil.

Consolidated Financial Statements | December 31, 2025 |F - 41

*Values expressed in thousands, except when indicated

d)                Sale of all of its shareholding in Galgo Sistemas de Informações S.A.

On March 20, 2025, Banco Santander (Brasil) S.A. and other shareholders signed certain documents establishing the terms and conditions of the purchase and sale of shares representing the entirety of the total and voting share capital of Galgo Sistemas de Informações S.A. to RTM – Rede de Telecomunicações para o Mercado Ltda. (“Transaction”). On May 7, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. ceased to hold any shareholding in Galgo Sistemas de Informações S.A.

e)                Sale of all equity stake held in Summer Empreendimentos Ltda.

On February 24, 2025, Santander Holding Imobiliária S.A. (“SHI”) and Banco Santander (Brasil) S.A. signed certain documents establishing the terms and conditions for the purchase and sale of shares representing the entire share capital of Summer Empreendimentos Ltda. with RFM-E Ltda. (“Transaction”). On September 29, 2025, with the completion of the Transaction, Banco Santander (Brasil) S.A. and SHI ceased to hold any shareholding in Summer Empreendimentos Ltda.

f)                 Incorporation of Return Capital S.A. by Return Capital Gestão de Ativos e Participações S.A.

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

g)                Incorporation of Mobills Labs Soluções Em Tecnologia Ltda by Toro Investimentos S.A.

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

h)                Incorporation of Apê11 Tecnologia e Negócios Imobiliários S.A. by Santander Holding Imobiliária S.A

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

i)                  Partnership between Banco Santander (Brasil) S.A. and Pluxee International and Pluxee Pay Brasil Ltda.

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

Consolidated Financial Statements | December 31, 2025 |F - 42

*Values expressed in thousands, except when indicated

As a result of the transaction, Banco Santander and Grupo Pluxee now hold 20% and 80% stakes, respectively, in the share capital of Pluxee Benefícios Brasil S.A. (“Pluxee”), the partnership investment vehicle.

j)	Incorporation of Mobills Corretora de Seguros Ltda. by Toro Asset Management S.A.

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

k)                Acquisition of the remaining portion of Return Capital Gestão de Ativos e Participações S.A. (new name of Gira, Gestão Integrada de Recebíveis do Agronegócio S.A.) by Return Capital S.A.

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

l)                  Acquisition of stake and investment in América Gestão Serviços em Energia S.A.

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

m)               Acquisition of stake and investment in Fit Economia de Energia S.A.

On March 6, 2024, Santander Corretora de Seguros, Investimentos e Serviços S.A. concluded, in compliance with the applicable precedent conditions, the transaction for acquisition and investment in Fit Economia de Energia S.A. (“Company”), so that it now holds 65% of the Company's share capital (“Transaction”).

n)                Acquisition of the entire shareholding in Toro Participações S.A. and incorporation by Toro Corretora de Títulos e Valores Mobiliários S.A.

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

4.	Cash and cash equivalents

Thousand of Reais	2025	2024	2023
Cash	3,059,750	3,639,280	3,770,483
Cash and Cash Equivalents and Investments in Foreign Currency Overseas	17,172,979	33,444,974	19,352,067
Repurchase Agreements	52,822,160	28,103,405	65,766,340
Investments in Interbank Deposit Certificates (CDI)	217,717	2,013,246	528,870
Total	73,272,606	67,200,905	89,417,760

Information related to December 31, 2023, are presented to inform the composition of the opening balances of Cash and Cash Equivalents presented in the Consolidated Statement of Cash Flows.

Consolidated Financial Statements | December 31, 2025 |F - 43

*Values expressed in thousands, except when indicated

5.	Loans and other receivables from credit institutions

The breakdown, by classification, type, and currency, of the balances under the "Loans and other funds with credit institutions" line item in the consolidated balance sheets is as follows:

Thousand of Reais	2025	2024

Classification:
Financial assets measured at amortized cost	35,947,923	30,177,627
Comprising:
Loans and other receivables from credit institutions at amortized cost	35,948,849	30,179,048
Provision for impairment losses (note 9.c)	(926)	(1,421)
Loans and other receivables from credit institutions, net	35,947,923	30,177,627
Loans and other receivables from credit institutions, gross	35,948,849	30,179,048

Type:
Time deposit investments	8,771,667	14,667,515
Repurchase agreements (1)	16,082,817	3,032,113
Judicial deposits	11,018,649	12,356,984
Other accounts	75,716	122,436
Total	35,948,849	30,179,048
(1) Secured by debt instruments

Thousand of Reais	2025	2024

Currency:
Brazilian Real	34,750,166	27,299,731
U.S. Dollar	243,366	2,235,826
Euro	955,317	643,491
Total	35,948,849	30,179,048

Note 43-d provides details on the residual maturity periods of financial assets measured at amortized cost.

6.	Debt instruments

The breakdown, by classification, type, and currency, of the balances within the “Debt Instruments” line item is as follows:

Thousand of Reais	2025	2024

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	95,546,026	107,585,055
Financial Assets Measured at Fair Value through Other Comprehensive Income	69,354,220	92,058,907
Financial Assets Measured at Amortized Cost (2)	114,708,615	84,529,222
Comprising:
Debt instruments at Amortized Cost	117,910,438	86,598,778
Provision for impairment losses (note 9.c)	(3,201,823)	(2,069,556)
Total	279,608,861	284,173,184

Type:
Government securities - Brazil (1)	182,217,619	190,643,118
Debentures and promissory notes	52,868,779	70,450,135
Other debt securities	44,522,463	23,079,931
Other	-	-
Total	279,608,861	284,173,184
(1)	These primarily refer to National Treasury Bills (LTN), Treasury Financial Bills (LFT), and National Treasury Notes (NTN-A, NTN-B, NTN-C, and NTN-F).

(2)	In the second quarter of 2025, a portion of ALCO portfolio securities, amounting to R$23,190 million, was reclassified as Financial Assets measured at amortized cost (note 1.c.4), resulting in a reversal of mark-to-market adjustments on the reclassified securities, positively impacting equity by R$514 million net of tax effects (R$934 million gross) at the time. As of December 31, 2025, the amount of these assets represents R$24,480 million, with the mark-to-market effect on equity amounting to a positive R$632 million (gross).

Consolidated Financial Statements | December 31, 2025 |F - 44

*Values expressed in thousands, except when indicated

The Debt Instruments primarily consist of:

Thousand of Reais	2025	2024

Currency:
Brazilian Real	271,543,911	262,560,537
U.S. Dollar	8,029,564	19,541,153
Other currencies	35,386	2,071,494
Total	279,608,861	284,173,184

Thousand of Reais	2025	2024

Debt Instruments linked to:
Repurchase Agreements	70,269,484	84,894,642
Operations guarantees in B3 S.A. - Brasil, Bolsa, Balcão (B3 S.A.)	24,483,969	22,083,244
Linked to judicial deposits and other guarantees	19,296,763	12,736,275
Total	114,050,216	119,714,161

Note 43-d provides details on the residual maturity periods of financial assets measured at fair value through Other Comprehensive Income and financial assets measured at amortized cost.

7.	Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances in the "Equity Instruments" line item is as follows:

Thousand of Reais	2025	2024

Classification:
Financial Assets Measured at Fair Value Through Profit or Loss	4,862,393	2,968,823
Financial Assets Measured at Fair Value Through Other Comprehensive Income	92,363	19,633
Total	4,954,756	2,988,456

Type:
Shares of domestic companies	3,004,645	2,048,007
Shares of foreign companies	21,507	54,886
Investment funds (1)	1,928,604	885,563
Total	4,954,756	2,988,456
(1)	Primarily composed of investments in fixed income assets and both government and private securities.

b) Changes

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Profit or Loss" were as follows:

Consolidated Financial Statements | December 31, 2025 |F - 45

*Values expressed in thousands, except when indicated

Thousand of Reais	2025	2024	2023

Balance at the beginning of the fiscal year	2,968,823	3,422,154	2,605,279
Additions/Disposals (Net)	1,893,570	(453,331)	816,875
Balance at the end of the fiscal year	4,862,393	2,968,823	3,422,154

The changes in the balances of the line item "Equity Instruments - Financial Assets Measured at Fair Value through Other Comprehensive Income" were as follows:

Thousand of Reais	2025	2024	2023

Balance at the beginning of the fiscal year	19,633	15,953	33,493
Additions/Disposals (Net)	72,730	3,680	(17,540)
Balance at the end of the fiscal year	92,363	19,633	15,953

Consolidated Financial Statements | December 31, 2025 |F - 46

*Values expressed in thousands, except when indicated

8.	Derivative financial instruments

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

a) Derivative Financial Instruments

a.1) Derivative Financial Instruments Recorded in the Off-Balance Sheet and Equity Accounts.

Overview of Trading and Hedging Derivatives Portfolio

	2025	2024
Assets
Swap Differential Receivables	11,595,591	16,710,659
Premiums on Unexercised Options	6,312,487	4,960,933
Forward Contracts and Others	47,899,620	18,534,707
Total	65,807,698	40,206,299

Liabilities
Swap Differential Payables	11,893,221	16,746,167
Premiums on Issued Options	5,970,844	4,455,074
Forward Contracts and Others	42,147,926	18,209,033
Total	60,011,991	39,410,274

Consolidated Financial Statements | December 31, 2025 |F - 47

*Values expressed in thousands, except when indicated

Breakdown by Category

Trading	2025			2024

	Notional Value (1)	Curve Value	Fair Value	Notional Value(1)	Curve Value	Fair Value
Swap	1,091,352,145	(2,221,515)	(297,630)	858,277,413	(5,247,457)	(35,508)
Assets	544,480,673	9,298,735	11,595,591	421,892,846	11,989,199	16,710,659
Interest Rate	424,253,131	6,039,353	6,846,017	212,769,602	8,288,494	9,155,516
Foreign Currency	118,489,312	3,257,875	4,746,233	207,863,441	3,593,516	7,449,012
Other	1,738,230	1,507	3,341	1,259,803	107,189	106,131
Liabilities	546,871,472	(11,520,250)	(11,893,221)	436,384,567	(17,236,656)	(16,746,167)
Interest Rates	510,279,375	(10,369,508)	(10,349,447)	300,101,297	(13,645,096)	(13,848,265)
Foreign Currency	35,498,945	(1,150,742)	(1,353,372)	133,470,413	(3,588,425)	(2,726,684)
Others	1,093,152	-	(190,402)	2,812,857	(3,135)	(171,218)
Options	724,241,728	(2,364,529)	341,643	538,580,487	(1,728,092)	505,859
Purchase Commitments	300,697,253	4,436,345	6,312,487	248,136,848	2,889,580	4,960,933
Foreign Currency Call Options	20,042,978	2,152,833	2,066,252	17,652,929	1,170,432	2,035,002
Foreign Currency Put Options	15,954,554	855,034	900,935	10,969,754	449,432	297,814
Other Call Options	12,400,038	887,741	3,216,466	25,078,274	769,593	2,530,004
Interbank Market	5,677,984	555,307	2,287,818	4,228,408	420,720	1,456,616
Others (2)	6,722,054	332,434	928,648	20,849,866	348,873	1,073,388
Put Option - Other	252,299,683	540,737	128,834	194,435,891	500,123	98,113
Interbank Market	204,462	113,366	74,030	553,161	111,802	80,262
Other (2)	252,095,221	427,371	54,804	193,882,730	388,321	17,851
Sale Commitments	423,544,475	(6,800,874)	(5,970,844)	290,443,639	(4,617,672)	(4,455,074)
Foreign Currency Call Options	11,780,868	(629,651)	(430,424)	10,516,526	(597,168)	(786,706)
Foreign Currency Put Options	12,130,582	(637,961)	(681,040)	11,046,513	(555,932)	(275,212)
Other Call Options	90,098,059	(4,452,630)	(3,443,887)	57,500,051	(2,868,865)	(3,203,477)
Interbank Market	25,152,891	(2,505,829)	(1,845,726)	21,145,788	(2,104,995)	(1,578,796)
Other (2)	64,945,168	(1,946,801)	(1,598,161)	36,354,263	(763,870)	(1,624,681)
Other Put Options	309,534,966	(1,080,632)	(1,415,493)	211,380,549	(595,707)	(189,679)
Interbank Market	2,860,119	(239,648)	(507,171)	1,395,691	(155,776)	(29,908)
Other (2)	306,674,847	(840,984)	(908,322)	209,984,858	(439,931)	(159,771)
Futures Contracts	567,709,896	-	-	785,337,224	-	-
Long Position	283,663,279	-	-	396,239,839	-	-
Exchange Coupon (DDI)	95,881,997	-	-	143,814,584	-	-
Interest Rates (DI1 and DIA)	160,220,757	-	-	135,768,788	-	-
Foreign Currency	21,182,934	-	-	106,481,787	-	-
Indexes (3)	3,206,380	-	-	7,717,797	-	-
Treasury Bonds/Notes	3,171,211	-	-	2,456,883	-	-

Consolidated Financial Statements | December 31, 2025 |F - 48

*Values expressed in thousands, except when indicated

Short Position	284,046,617	-	-	389,097,385	-	-
Exchange Coupon (DDI)	95,902,371	-	-	143,814,584	-	-
Interest Rate (DI1 and DIA)	160,220,757	-	-	138,131,331	-	-
Foreign Currency	21,545,898	-	-	96,976,790	-	-
Index (3)	3,206,380	-	-	7,717,797	-	-
Treasury Bonds/Notes	3,171,211	-	-	2,456,883	-	-
Forward Contracts and Others	480,123,205	(37,395,965)	5,751,694	443,722,256	6,675,015	325,674
Purchase Commitments	221,363,620	5,957,072	47,899,620	226,379,907	13,065,871	18,534,707
Currencies	154,265,360	5,618,233	8,490,694	176,481,430	4,649,383	2,617,536
Other	67,098,260	338,839	39,408,926	49,898,477	8,416,488	15,917,171
Sale Commitments	258,759,585	(43,353,037)	(42,147,926)	217,342,349	(6,390,856)	(18,209,033)
Currencies	191,491,609	(42,844,482)	(2,513,427)	177,766,056	(5,934,009)	(6,151,264)
Other	67,267,976	(508,555)	(39,634,499)	39,576,293	(456,847)	(12,057,769)

(1) Adjusted nominal value of the contracts minal value of updated contracts.

(2) Includes index options, primarily options related to U.S. Treasury, stocks, and stock indices.

(3) Includes Bovespa and S&P indices.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2025
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	482,221,063	543,012,725	66,118,357	1,091,352,145
Options	112,446,529	10,162,546	601,632,653	724,241,728
Futures Contracts	6,586,544	308,134	560,815,218	567,709,896
Forward Contracts and Others	101,871,220	280,719,313	97,532,672	480,123,205

(1) Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Notional				2024
		Related	Financial
	Customers	Parties	Institutions (1)	Total
Swap	248,822,684	408,569,543	200,885,186	858,277,413
Options	72,193,642	7,707,652	458,679,193	538,580,487
Futures Contracts	13,890,950	3,628,688	767,817,586	785,337,224
Forward Contracts and Others	180,609,297	193,284,055	69,828,904	443,722,256

(1) Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Consolidated Financial Statements | December 31, 2025 |F - 49

*Values expressed in thousands, except when indicated

a.3) Derivatives Financial Instruments by Maturity

Notional				2025
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	215,444,602	122,788,587	753,118,956	1,091,352,145
Options	235,359,167	389,872,228	99,010,333	724,241,728
Futures Contracts	158,211,486	157,998,367	251,500,043	567,709,896
Forward Contracts and Others	270,558,427	118,706,257	90,858,521	480,123,205

Notional				2024
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total
Swap	118,831,333	142,493,857	596,952,223	858,277,413
Options	80,264,346	375,497,526	82,818,615	538,580,487
Futures Contracts	415,684,910	197,209,979	172,442,335	785,337,224
Forward Contracts and Others	273,869,288	104,483,252	65,369,716	443,722,256

a.4) Derivative Financial Instruments by Trading Market

Notional	Stock Exchanges (1)	Over-the-Counter Market	2025
			Total
Swap	71,829,722	1,019,522,423	1,091,352,145
Options	539,875,480	184,366,248	724,241,728
Futures Contracts	567,339,980	369,916	567,709,896
Forward Contracts and Others	20,496,769	459,626,436	480,123,205

(1) Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Notional	Stock Exchanges (1)	Over-the-Counter Market	2024
			Total
Swap	167,924,413	690,353,000	858,277,413
Options	415,336,707	123,243,780	538,580,487
Futures Contracts	781,708,536	3,628,688	785,337,224
Forward Contracts and Others	55,754,746	387,967,510	443,722,256

(1) Includes transactions that have as counterparty B3 S.A. - Brasil, Bolsa, Balcão (B3) and other stock and commodities exchanges.

Consolidated Financial Statements | December 31, 2025 |F - 50

*Values expressed in thousands, except when indicated

a.5) Information on Credit Derivatives

Banco Santander uses credit derivatives with the objectives of performing counterparty risk management and meeting its customers' demands, performing protection purchase and sale transactions through credit default swaps and total return swaps, primarily related to Brazilian sovereign risk securities.

Total Return Swaps – TRS

These are credit derivatives in which the return from the reference obligation is exchanged for a cash flow, and where upon the occurrence of a credit event, the protection buyer typically has the right to receive from the protection seller the equivalent of the difference between the updated value and the fair value of the benchmark obligation at the contract's settlement date.

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

Below, the composition of the Credit Derivatives portfolio shown by its reference value.

		2025		2024
	Nominal Value	Nominal Value	Nominal Value	Nominal Value
	Retained Risk	Transferred Risk -	Retained Risk	Transferred Risk -
	Total Return Swap Rate	Credit Swap	Total Return Swap Rate	Credit Swap
Credit Swaps	-	7,950,397	4,421,208	16,153,307
Total	-	7,950,397	4,421,208	16,153,307

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

The Bank utilizes fair value hedge in the following manner:

Consolidated Financial Statements | December 31, 2025 |F - 51

*Values expressed in thousands, except when indicated

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

Santander assesses effectiveness requirements through:

• Demonstration of the economic relationship between the hedged item and the hedging instrument through a qualitative test and, if not met, through quantitative tests that compare the market value of the hedged items, corresponding to the hedged risk, with the value of the hedging instruments. Additionally, a quantitative test of the variations in the market values of the hedging instrument and the hedged item is performed prospectively;

• Calculation of the hedge ratio, which corresponds to the ratio between the quantity of items effectively hedged by Santander and the quantity of hedging instruments effectively used;

• Assessment of the predominance of credit risk, carried out through the analysis of the credit risk exposure of the hedged items and the hedging instruments;

In fair value hedges, both gains and losses on hedging instruments and on the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated statement of profit or loss.

						12/31/2025
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	107,845	1,664,551	1,772,396	108,402	1,664,551	1,772,953
Loan Operations Hedge	42,513	1,166,421	1,208,934	39,902	1,166,421	1,206,323
Securities Hedge	65,332	498,130	563,462	68,500	498,130	566,630
Futures Contracts	588,237	58,383,294	58,971,531	516,518	61,963,365	62,479,883
Loan Operations Hedge	196,301	1,384,510	1,580,811	169,359	1,565,217	1,734,576
Securities Hedge	88,352	52,602,490	52,690,842	70,784	55,116,924	55,187,708
Funding Hedge	303,584	4,396,294	4,699,878	276,375	5,281,224	5,557,599

Consolidated Financial Statements | December 31, 2025 |F - 52

*Values expressed in thousands, except when indicated

						12/31/2024
						Hedged
			Hedge Instruments			Items
	Curve		Accounting	Curve		Accounting
Strategies	Value	Fair value	Value	Value	Fair value	Value
Swap Contracts	30,481	222,625	253,106	10,979	200,658	211,637
Loan Operations Hedge	30,481	222,625	253,106	10,979	200,658	211,637
Future Contracts	160,951	43,416,076	43,577,027	(222,149)	38,332,070	38,109,921
Loan Operations Hedge	156,408	13,238,024	13,394,432	(54,560)	10,017,522	9,962,962
Securities Hedge	(142,206)	25,344,183	25,201,977	213,204	22,504,539	22,717,743
Funding Hedge	146,749	4,833,869	4,980,618	(380,793)	5,810,009	5,429,216
(*)	The Bank employs market risk hedging strategies, the targets of which are assets in its portfolio, which is why we present the liabilities side of the respective instruments. For structures that have futures as instruments, we provide the balance of the daily adjustment calculated, recorded in the off-balance sheet account.

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

Santander assesses effectiveness requirements through:

• Demonstration of the economic relationship between the hedged item and the hedging instrument through a qualitative test and, if not met, through quantitative tests that compare the market value of the hedged items, corresponding to the hedged risk, with the value of the hedging instruments. Additionally, a quantitative test of the variations in the market values of the hedging instrument and the hedged item is performed prospectively;

• Calculation of the hedge ratio, which corresponds to the ratio between the quantity of items effectively hedged by Santander and the quantity of hedging instruments effectively used;

• Assessment of the predominance of credit risk, carried out through the analysis of the credit risk exposure of the hedged items and the hedging instruments;

Consolidated Financial Statements | December 31, 2025 |F - 53

*Values expressed in thousands, except when indicated

In this hedging strategy, the effectiveness tests are conducted by comparing two proxies, one for the hedged item and another for the hedging instrument.

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

	2025		2024
Hedge Structure	Effective Portion Accumulated	Portion Ineffective	Effective Portion Accumulated	Portion Ineffective
Cash Flow Hedge
CDB	(367,808)	-	511,175	-
Total	(367,808)	-	511,175	-

Consolidated Financial Statements | December 31, 2025 |F - 54

*Values expressed in thousands, except when indicated

					12/31/2025
					Hedge Instruments	Hedge Object
	Curve		Adjustment to	Curve		Accounting
Strategies	Value	Fair value	Fair value	Value	Fair value	Value
Future Contracts	(626,619)	77,325,400	76,698,781	(566,771)	76,258,560	75,691,789
Hedge of Securities	(250,800)	7,115,000	6,864,200	(244,504)	6,048,160	5,803,656
Funding Hedge	(375,819)	70,210,400	69,834,581	(322,267)	70,210,400	69,888,133

					12/31/2024
					Hedge Instruments	Hedge Object
	Curve	Accounting	Adjustment to	Curve	Market	Accounting
Strategies	Value	Value - liability	Fair value	Value	Value	Value
Future Contracts	(5,610)	79,915,645	79,910,035	(177,822)	77,474,456	77,296,634
Credit Operations Hedge	(73,277)	1,639,466	1,566,189	8,011	730,322	738,333
Hedge of Securities	(40,187)	35,717,857	35,677,670	56,491	27,556,993	27,613,484
Funding Hedge	107,854	42,558,322	42,666,176	(242,324)	49,187,141	48,944,817

a.6) Derivative Financial Instruments - Margins Pledged as Guarantee

The margin provided as collateral for trading at B3 S.A. involving proprietary and third-party derivative financial instruments is composed of federal government securities.

Reference Value	2025	2024
Financial Treasury Bills - LFT	18,735,636	23,592,560
National Treasury Bills - LTN	15,971,113	6,891,750
National Treasury Notes - NTN	7,063,913	4,775,236
Total	41,770,662	35,259,546

Consolidated Financial Statements | December 31, 2025 |F - 55

*Values expressed in thousands, except when indicated

b) Short Positions

On December 31, 2025, the balance of short positions totaled 49,380,059 (2024 - 39,396,666 ), which includes the value of financial liabilities resulting from the direct sale of financial assets purchased through resale commitments or borrowed.

Consolidated Financial Statements | December 31, 2025 |F - 56

*Values expressed in thousands, except when indicated

9.	Loans and advances to customers

a) Breakdown

The breakdown of the balances under the "Loans and Advances to Customers" line item in the consolidated balance sheets is as follows:

Thousand of Reais	2025	2024
Classification:
Financial assets measured at fair value through profit or loss	6,413,587	4,911,803
Financial assets measured at amortized cost	558,134,969	561,178,111
Comprising:
Loans and advances to customers at amortized cost	595,626,402	594,776,041
Allowance for loan losses due to impairment	(37,491,433)	(33,597,930)
Loans and advances to customers, net	564,548,556	566,089,914
Loans and advances to customers, gross	602,039,989	599,687,844

Thousand of Reais	2025	2024
Type:
Loan operations (1)	582,482,877	573,391,121
Leasing operations	3,601,894	3,343,208
Other receivables (2)	15,955,218	22,953,515
Total	602,039,989	599,687,844

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

b) Detail

The following are the details, by condition and type of credit, borrower segment, and interest rate formula, of the loans and advances to customers, which reflect the Bank's exposure to credit risk in its core activity, gross of impairment losses:

Thousand of Reais	2025	2024
Loan borrower sector:
Commercial, and industrial	246,928,344	241,177,143
Real Estate Credit - Construction	70,157,866	64,820,223
Loans to Individuals	281,358,799	290,347,270
Leasing	3,594,980	3,343,208
Total	602,039,989	599,687,844

Thousand of Reais	2025	2024
Interest Rate Formula:
Fixed interest rate	422,138,647	427,753,814
Floating interest rate	179,901,342	171,934,030
Total	602,039,989	599,687,844

								2025
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	162,251,019	50.41%	78,660,984	39.14%	6,016,340	7.60%	246,928,343	41.02%
Real Estate Credit	6,004,680	1.87%	13,062,231	6.50%	51,090,956	64.54%	70,157,867	11.65%
Loans to Individuals	152,094,746	47.25%	107,265,821	53.37%	21,998,232	27.79%	281,358,799	46.73%
Leasing	1,531,276	0.48%	2,010,021	1.00%	53,683	0.07%	3,594,980	0.60%
Loans and advances to customers, gross	321,881,721	100.00%	200,999,057	100.00%	79,159,211	100.00%	602,039,989	100.00%

Consolidated Financial Statements | December 31, 2025 |F - 57

*Values expressed in thousands, except when indicated

								2024
Borrower Segment by Maturity	Less than 1 year	% of total	Between 1 and 5 years	% of total	More than 5 years	% of total	Total	% of total

Commercial and Industrial	161,568,313	50.37%	75,022,533	37.55%	4,586,297	5.79%	241,177,143	40.22%
Real Estate Credit	5,426,403	1.69%	12,241,469	6.13%	47,152,351	59.58%	64,820,223	10.81%
Loans to Individuals	152,201,789	47.45%	110,761,071	55.44%	27,384,410	34.60%	290,347,270	48.42%
Leasing	1,577,662	0.49%	1,743,417	0.87%	22,129	0.03%	3,343,208	0.56%
Loans and advances to customers, gross	320,774,167	100.00%	199,768,490	100.00%	79,145,187	100.00%	599,687,844	100.00%

Thousand of Reais	2025	2024

By Maturity
Under 1 year	321,881,721	320,774,167
From 1 and 5 years	200,999,058	199,768,490
Over 5 years	79,159,210	79,145,187
Loans and advances to customers, gross	602,039,989	599,687,844

By Internal risk classification
Low	411,269,061	443,671,010
Medium-low	135,638,317	105,285,608
Medium	18,147,181	16,421,302
Medium - high	11,600,825	11,575,874
High	25,384,605	22,734,050
Loans and advances to customers, gross	602,039,989	599,687,844

Consolidated Financial Statements | December 31, 2025 |F - 58

*Values expressed in thousands, except when indicated

c) Impairment losses

The tables below present the reconciliations of the opening and closing balances of the provision for losses, segmented by financial instrument category. The terms "expected loan losses in 12 months," "expected loan losses over the useful life," and "impairment losses" are clarified in the note on accounting practices.

The changes in provisions for impairment losses in the balances of the item "Financial assets measured at amortized cost" are as follows:

Thousand of Reais				2025
	Stage 1	Stage 2	Stage 3
	Expected loan losses in 12 months	Expected loan losses over the useful life not subject to impairment	Expected loan losses over the useful life subject to impairment	Total
Balance at the beginning of the fiscal year	4,183,653	5,424,192	26,061,062	35,668,907
Impairment losses recognized in profit or loss	527,869	4,717,689	22,246,808	27,492,366
Transfers between stages	646,591	3,857,430	18,838,120	23,342,141
Changes during the period	(118,722)	860,259	3,408,688	4,150,225
Comprising:
Commercial and Industrial	1,532,673	26,131	5,999,012	7,557,816
Real Estate Credit - Construction	(195,394)	28,444	456,924	289,974
Loans to Individuals	(811,317)	4,657,792	15,785,122	19,631,597
Leasing	1,907	5,322	5,751	12,980
Changes by Stage	(805,984)	(3,047,008)	3,852,992	-
Write-off of impaired balances recognized in loss provisions	-	-	(22,502,647)	(22,502,647)
Comprising:
Commercial and Industrial	-	-	(4,949,687)	(4,949,687)
Real Estate Credit - Construction	-	-	(120,837)	(120,837)
Loans to Individuals	-	-	(17,428,285)	(17,428,285)
Leasing	-	-	(3,838)	(3,838)
Foreign Exchange Fluctuation	12,867	6,431	16,255	35,553
Balance at the end of the fiscal year	3,881,814	7,082,727	29,729,641	40,694,182
Comprising:
Loans and advances to Customers	3,610,101	6,685,874	27,195,458	37,491,433
Loans and other receivables from credit institutions (Note 5)	926	-	-	926
Provision for debt instruments (Note 6)	270,787	396,853	2,534,183	3,201,823
Recoveries of previously written-off loans	-	-	1,415,408	1,415,409
Comprising:
Commercial and Industrial	-	-	520,446	520,446
Real Estate Credit - Construction	-	-	90,756	90,756
Loans to Individuals	-	-	801,882	801,882
Leasing	-	-	2,325	2,325
Discount Granted	-	-	(3,462,905)	(3,462,905)

Consolidated Financial Statements | December 31, 2025 |F - 59

*Values expressed in thousands, except when indicated

Thousand of Reais				2024
	Stage 1	Stage 2	Stage 3
	Expected loan losses in 12 months	Expected loan losses over the useful life not subject to impairment	Expected loan losses over the useful life subject to impairment	Total
Balance at the beginning of the fiscal year	3,551,060	5,809,160	25,791,851	35,152,071
Impairment losses recognized in profit or loss	3,596,815	4,407,546	17,969,153	25,973,514
Transfers between stages	(1,090,735)	2,055,390	17,064,748	18,029,403
Changes during the period	4,687,550	2,352,156	904,405	7,944,111
Comprising:
Commercial and Industrial	325,319	810,188	4,894,190	6,029,697
Real Estate Credit - Construction	(153,110)	135,523	265,825	248,238
Loans to Individuals	3,423,858	3,460,624	12,796,319	19,680,801
Leasing	747	1,210	12,821	14,778
Changes by Stage	(2,941,647)	(4,780,338)	7,721,985	-
Write-off of impaired balances recognized in loss provisions	-	-	(25,401,779)	(25,401,779)
Comprising:
Commercial and Industrial	-	-	(7,447,925)	(7,447,925)
Real Estate Credit - Construction	-	-	(76,697)	(76,697)
Loans to Individuals	-	-	(17,875,232)	(17,875,232)
Leasing	-	-	(1,925)	(1,925)
Foreign Exchange Fluctuation	(22,575)	(12,176)	(20,148)	(54,899)
Balance at the end of the fiscal year	4,183,653	5,424,192	26,061,062	35,668,907
Comprising:
Loans and advances to Customers	4,047,725	5,369,369	24,180,836	33,597,930
Loans and other receivables from credit institutions (Note 5)	1,421	-	-	1,421
Provision for debt instruments (Note 6)	134,507	54,823	1,880,226	2,069,556
Recoveries of previously written-off loans	-	-	993,906	993,906
Comprising:
Commercial and Industrial	-	-	49,838	49,838
Real Estate Credit - Construction	-	-	396,276	396,276
Loans to Individuals	-	-	542,986	542,986
Leasing	-	-	4,806	4,806
Discount Granted	-	-	(3,504,422)	(3,504,422)

Consolidated Financial Statements | December 31, 2025 |F - 60

*Values expressed in thousands, except when indicated

Thousand of Reais	2025	2024
Balance at the beginning of the fiscal year	35,668,907	35,152,071
Impairment losses recognized in profit or loss	27,492,366	25,973,514
Comprising:
Commercial and Industrial	7,557,815	6,029,697
Real Estate Credit - Construction	289,974	248,238
Loans to Individuals	19,631,597	19,680,801
Leasing	12,980	14,778
Write-off of impaired balances recognized in loss provisions	(22,502,647)	(25,401,779)
Comprising:
Commercial and Industrial	(4,949,687)	(7,447,925)
Real Estate Credit - Construction	(120,837)	(76,697)
Loans to Individuals	(17,428,285)	(17,875,232)
Leasing	(3,838)	(1,925)
Foreign Exchange Fluctuation	35,553	(54,899)
Balance at the end of the fiscal year	40,694,182	35,668,907
Comprising:
Loans and advances to Customers	37,491,433	33,597,930
Loans and other receivables from credit institutions (Note 5)	926	1,421
Provision for debt instruments (Note 6)	3,201,823	2,069,556
Recoveries of previously written-off loans	1,415,409	993,906
Comprising:
Commercial and Industrial	520,446	396,276
Real Estate Credit - Construction	90,756	49,838
Loans to Individuals	801,882	542,986
Leasing	2,325	4,806

Considering the amounts recognized in "Impairment losses recognized in profit or loss," "Recoveries of previously written-off loans," and "Discount Granted," the "Impairment Losses on Financial Assets - Financial Assets Measured at Amortized Cost" totaled on December 31, 2025, R$29,539,862 (2024 – R$28,484,030 and 2023 – R$28,008,086).

Considering the plan to update the impairment provision calculation models, to be implemented during the second half of 2025, the recognized balance of supplementary provision (post model adjustment) is R$ 1,362 million (R$ 749 million, net of taxes) as of December 31, 2025, to meet the update of macroeconomic parameters and other relevant parameters of the Bank's impairment provision calculation models, in accordance with IFRS 9, which resulted in higher provisions, reflecting a more complex economic environment expected.

The balances of the provisions for impairment losses by borrower segment are as follows:

Thousand of Reais	2025	2024
Commercial and industrial	13,121,033	10,512,903
Real estate - Construction	759,020	589,884
Installment loans to individuals	26,784,341	24,545,476
Lease financing	29,788	20,644
Total	40,694,182	35,668,907

d) Impaired assets

The details of the changes in the balance of financial assets classified as "Financial assets measured at amortized cost - Loans and advances to customers" and "Debt Instrument", which are recognized at amortized cost and identified as non-recoverable (as defined in note 1.h) due to credit risk, are as follows:

Thousand of Reais	2025	2024	2023
Balance at the start of the period	42,242,354	39,886,905	39,223,835
Net Additions	30,132,275	30,069,416	30,393,982
Written-off Assets	(23,474,917)	(27,713,967)	(29,730,912)
Balance at the end of the fiscal year	48,899,712	42,242,354	39,886,905

Consolidated Financial Statements | December 31, 2025 |F - 61

*Values expressed in thousands, except when indicated

Below are the details of impaired financial assets, classified by maturity date:

Thousand of Reais	2025	2024
With balances not yet due or maturing within 3 Months	26,313,437	23,183,630
With outstanding balances of:
3 to 6 Months	7,290,728	5,591,700
6 to 12 Months	10,988,860	9,564,597
12 to 18 Months	2,843,758	2,018,442
18 to 24 Months	667,280	750,668
More than 24 Months	795,649	1,133,317
Total	48,899,712	42,242,354

Thousand of Reais	2025	2024
By borrower segment:
Commercial and Industrial	17,291,310	13,175,496
Real Estate Credit - Construction	1,808,673	1,736,049
Loans to Individuals	29,779,108	27,283,775
Leasing	20,621	47,034
Total	48,899,712	42,242,354

e) Loans overdue for less than 90 days and not classified as impaired on the specified dates

Thousand of Reais	2025	% of total loans overdue for less than 90 days	2024	% of total loans overdue for less than 90 days
Commercial, Financial and Industrial	7,238,755	24.71%	7,439,903	25.97%
Real Estate Credit - Construction	6,693,601	22.85%	6,046,747	21.11%
Installment Loans to Individuals	15,331,081	52.34%	15,123,824	52.79%
Financial Leasing	30,247	0.10%	37,325	0.13%
Total (1)	29,293,684	100.00%	28,647,799	100.00%
(1)	Refers exclusively to loans between 1 and 90 days.

Consolidated Financial Statements | December 31, 2025 |F - 62

*Values expressed in thousands, except when indicated

f) Leasing

Breakdown by maturity

Gross investment in lease transactions

Thousand of Reais	2025	2024
Overdue	17,221	8,581
Due:
Within 1 year	224,459	1,456,825
In 1 to 5 years	3,052,723	2,294,813
In over 5 years	306,293	26,684
Total	3,600,696	3,786,903

g) Transfer of financial assets with retention of risks and benefits

On December 31, 2025, the balance recorded in "Loans and Advances to Customers" pertaining to assigned operations was R$16,768 (2024 - R$21,024 ).

The assignment transaction was executed with a joint obligation clause, mandating compulsory repurchase in the following circumstances:

-	contracts in default for a period exceeding 90 consecutive days;
-	contracts subject to renegotiation;
-	contracts subject to portability, in accordance with Resolution No. 3,401 of Brazil's National Monetary Council ("CMN");
-	contracts subject to intervention.

10.	Non-current assets held for sale

On December 31, 2025, 2024 and 2023, the total value of non-current assets held for sale included assets not in use and other tangible assets. The change in the line item "Non-current assets held for sale" is as follows:

Thousand of Reais	2025	2024	2023
Balance at the beginning of the fiscal year	1,146,390	1,097,212	909,546
Loan enforcements - repossession of assets	1,025,296	716,846	591,126
Capital Increase in Entities Held for Sale	-	-	44,079
Disposals	(663,570)	(667,668)	(447,539)
Balance at the end of the fiscal year, gross	1,508,116	1,146,390	1,097,212
Provision for impairment losses (1)	(94,901)	(104,117)	(183,140)
Provision as a percentage of enforced assets	6.29%	9.08%	16.69%
Balance at the end of the fiscal year	1,413,215	1,042,273	914,072
(1)	In 2025, it includes the amount of R$28,611 (2024 – R$47,381 and 2023– R$76,321) from the reversal of provisions for depreciation on properties, established based on appraisal reports prepared by a specialized external consultancy, accounted for as provision for impairment losses.

Consolidated Financial Statements | December 31, 2025 |F - 63

*Values expressed in thousands, except when indicated

11.	Investments in associates and joint ventures

Jointly-controlled entities

Banco Santander and its subsidiaries classify investments as joint control when they have shareholder agreements that require strategic, financial, and operational decisions to receive unanimous consent from all investors.

Significant Influence

Entities in which the Bank directly or indirectly holds significant influence are considered affiliated, characterized by the ability to participate in decisions regarding the financial and operational policies of the investee, without, however, exercising individual or joint control. Significant influence may arise from shareholding (presumed when it represents 20% or more of the affiliate's voting power) or from other factors, such as participation in governance bodies or relevant agreements between shareholders.

a) Breakdown

			Equity interest in %
	Activity	Country	2025	2024
Jointly Controlled by Banco Santander
Banco RCI Brasil S.A.	Bank	Brasil	39.89%	39.89%
Estruturadora Brasileira de Projetos S.A. - EBP (1)(2)	Other Activities	Brasil	11.11%	11.11%
Gestora de Inteligência de Crédito (1)	Credit Bureau	Brasil	15.56%	15.56%
Jointly controlled companies of Santander Corretora de Seguros
Hyundai Corretora de Seguros	Insurance Brokerage	Brasil	50.00%	50.00%
Subsidiary of Webmotors S.A.
Loop Gestão de Pátios S.A. (Loop)	Services	Brasil	51.00%	51.00%
Car10 Tecnologia e Informação S.A. (Car10)	Technology	Brasil	66.67%	66.67%
Subsidiary of Car10 Tecnologia e Informação S.A.
Pag10 Fomento Mercantil Ltda.	Technology	Brasil	100.00%	100.00%
Subsidiary of Tecnologia Bancária S.A.
Tbnet Comércio, Locação e Administração Ltda. (Tbnet)	Other Activities	Brasil	100.00%	100.00%
TecBan Serviços Integrados Ltda.	Other Activities	Brasil	100.00%	100.00%
Subsidiary of Tbnet
Tbforte Segurança e Transporte de Valores Ltda. (Tbforte)	Other Activities	Brasil	100.00%	100.00%
Significant Influence of Banco Santander
Núclea S.A.	Other Activities	Brasil	17.53%	17.53%
Pluxee Beneficios Brasil S.A. (3)	Benefits	Brasil	20.00%	20.00%
Santander Auto S.A.	Other Activities	Brasil	50.00%	50.00%
Significant Influence of Santander Corretora de Seguros
Tecnologia Bancária S.A. - TECBAN (1)	Other Activities	Brasil	18.98%	18.98%
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	Other Activities	Brasil	18.35%	20.00%
Biomas - Serviços Ambientais, Restauração e Carbono S.A.	Other Activities	Brasil	16.66%	16.66%
Webmotors S.A.	Other Activities	Brasil	30.00%	30.00%

Consolidated Financial Statements | December 31, 2025 |F - 64

*Values expressed in thousands, except when indicated

	Investments
	2025	2024
Jointly Controlled by Banco Santander	534,505	644,426
Banco RCI Brasil S.A.	485,793	591,951
Estruturadora Brasileira de Projetos S.A. - EBP	428	387
Gestora de Inteligência de Crédito	48,284	52,088
Jointly Controlled by Santander Corretora de Seguros	3,492	2,307
Hyundai Corretora de Seguros	3,492	2,307
Significant Influence of Banco Santander	2,370,206	2,422,571
Núclea S.A.	314,434	306,521
Pluxee Benefícios Brasil S.A. (3)	1,933,758	2,059,643
Santander Auto S.A.	56,745	56,407
FIDC Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	65,269	—
Significant Influence of Santander Corretora de Seguros	608,891	570,872
Tecnologia Bancária S.A. - TECBAN (1)	250,552	248,951
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	47,321	41,027
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	3,946	2,923
Webmotors S.A.	307,072	277,971
Total	3,517,094	3,640,176
(1)	Entities with a one-month lag in equity method accounting. For the recognition of equity method income, the financial position as of 12/31/2025 was utilized on 11/30/2025.
(2)	Despite holding a stake of less than 20%, the Bank exercises joint control over the entity with the other majority shareholders, through a shareholders' agreement that stipulates no business decision can be made by a single shareholder, that is, decisions require the unanimous consent of the parties sharing control.”
(3)	The balance of the transaction for the acquisition of a stake in Pluxee includes its investment in its benefits subsidiary, Pluxee Instituição de Pagamento S.A. (Current name of “Ben Benefícios e Serviços Instituição de Pagamentos S.A”) and goodwill generated by expected future profitability, as per terms described in Note 3.i.

	Equity method results
	2025	2024	2023
Jointly Controlled by Banco Santander	134,304	91,247	60,813
Banco RCI Brasil S.A.	138,067	95,674	66,229
Núclea S.A.	-	-	-
Estruturadora Brasileira de Projetos S.A. - EBP	41	(8)	20
Gestora de Inteligência de Crédito	(3,804)	(4,419)	(5,436)

	Equity method results
	2025	2024	2023
Jointly Controlled by Santander Corretora de Seguros	1,197	700	353
Webmotors S.A.	-	-	-
Hyundai Corretora de Seguros	1,197	700	353

Significant Influence of Banco Santander	253,276	184,987	128,414
Núclea S.A.	111,109	106,160	109,223
Pluxee Benefícios Brasil S.A.	110,797	53,039	-
Santander Auto S.A.	36,489	25,788	19,191
FIDC Creditórios Multisegmentos NPL Ipanema X Responsabilidade Limitada	(5,119)	—	—
Significant Influence of Santander Corretora de Seguros	69,536	36,052	49,656
Tecnologia Bancária S.A. - TECBAN	1,633	2,868	2,435
PSA Corretora de Seguros e Serviços Ltda.	-	-	1,925
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	6,294	(1,538)	2
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	(6,476)	(5,663)	(1,415)
Webmotors S.A.	68,085	40,385	46,709
Total	458,313	312,986	239,236

Consolidated Financial Statements | December 31, 2025 |F - 65

*Values expressed in thousands, except when indicated

			2025
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	15,623,855	15,303,124	322,033
Banco RCI Brasil S.A.	14,406,307	14,060,196	346,111
Estruturadora Brasileira de Projetos S.A. - EBP	3,889	3,876	369
Gestora de Inteligência de Crédito	1,213,660	1,239,052	(24,447)
Jointly Controlled by Santander Corretora de Seguros	3,169,143	3,184,741	(45,238)
Tecnologia Bancária S.A. - TECBAN	2,836,231	2,797,987	8,603
Hyundai Corretora de Seguros Ltda.	11,069	8,676	2,393
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	279,750	295,046	(15,295)
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	42,093	83,032	(40,939)
Significant Influence of Banco Santander	11,271,921	9,932,267	1,260,785
Núclea S.A.	2,164,151	1,524,528	633,822
Pluxee Benefícios Brasil S.A.	8,419,988	7,792,935	553,985
Santander Auto S.A.	687,782	614,804	72,978
Significant Influence of Santander Corretora de Seguros	846,681	614,883	226,950
Webmotors S.A.	846,681	614,883	226,950
Total	30,911,600	29,035,015	1,764,530

			2024
	Total assets	Total liabilities	Total Income
Jointly Controlled by Banco Santander	14,064,120	13,920,211	212,081
Banco RCI Brasil S.A.	12,806,942	12,663,035	239,839
Estruturadora Brasileira de Projetos S.A. - EBP	1,784	1,783	1
Gestora de Inteligência de Crédito	1,255,393	1,255,393	(27,759)
Jointly Controlled by Santander Corretora de Seguros	3,003,077	3,034,120	(31,043)
Tecnologia Bancária S.A. - TECBAN	2,752,924	2,755,450	(2,526)
Hyundai Corretora de Seguros Ltda.	7,152	5,753	1,399
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A	211,773	211,538	235
BIOMAS – Serviços Ambientais, Restauração e Carbono S.A.	31,228	61,379	(30,151)
Significant Influence of Banco Santander	11,442,660	10,558,737	883,923
Núclea S.A.	2,779,787	2,212,634	567,153
Santander Auto S.A.	422,852	371,276	51,576
Significant Influence of Santander Corretora de Seguros	634,889	510,446	124,443
Webmotors S.A.	634,889	510,446	124,443
Total	29,144,746	28,023,514	1,189,405

The Bank does not have guarantees granted to companies with joint control and significant influence.

The Bank does not have contingent liabilities with significant possible risk of loss related to investments for companies with joint control and significant influence.

Consolidated Financial Statements | December 31, 2025 |F - 66

*Values expressed in thousands, except when indicated

b) Changes

The changes in the balance of this item in the years ended December 31, 2025 and 2024 were:

	2025	2024
Jointly Controlled by Banco Santander
Balance at the beginning of the fiscal year	975,731	878,944
Change in corporate participation	-	-
Addition/(disposal)	-	186
Capital decreases/reduction	-	-
Equity method results	135,501	91,947
Dividends	(279,091)	(81,467)
Adjustment to fair value	34,854	86,121
Balance at the end of the fiscal year	866,995	975,731
Significant Influence of Banco Santander
Balance at beginning of year	2,664,444	730,836
Change in corporate participation	70,388	-
Equity method results	322,812	221,039
Dividends	(347,427)	(297,832)
Addition/(disposal) (1)	7,500	2,011,369
Capital decreases/reduction	28	(2,364)
(-) Amortization	(94,543)	-
Adjustment to fair value	(1,142)	1,396
Balance at the end of the fiscal year	2,650,098	2,664,444

(1)	Transaction for the acquisition of a stake in Pluxee Benefícios Brasil S.A.
(2)	Amortization of goodwill recognized in the acquisition of an interest in non-controlled companies is allocated to the investment, as provided for in current accounting standards.

c) Impairment losses

No impairment losses were recognized for the non-recovery of investments in associates and joint ventures in 2025 and 2024.

d) Other information

Details on the main jointly-controlled entities:

•	Banco RCI Brasil S.A.: Incorporated as a joint-stock company and headquartered in the state of Paraná, its main objective is to engage in investment, leasing, credit, financing, and investment activities, aimed at fostering the growth of automakers Renault and Nissan in the Brazilian market, with a primary focus on financing and leasing to end consumers. It is a financial institution that is part of the RCI Banque Group and the Santander Conglomerate, with its operations being executed within a framework of institutions that operate in an integrated manner in the financial market. In accordance with the Shareholders' Agreement, the key decisions affecting this company are made jointly by Banco Santander and other controlling shareholders.

	2025	2024
	Banco RCI Brasil	Banco RCI Brasil
Assets	13,984,420	12,276,584
Liabilities	(12,767,790)	(10,782,915)
Cash and Cash Equivalents	350,232	336,955
Depreciation and amortization	(2,080)	(1,937)
Income	680,804	772,324
Interest income	2,164,109	1,891,374
Interest expenses	(1,483,305)	(1,119,050)
Income / (Expense) from Income Tax	(260,142)	(139,420)
Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	(5,161,615)	(4,698,162)
Non-Current Liabilities (excluding Trading, Other Liabilities, and Provisions)	(7,606,175)	(6,084,753)

Consolidated Financial Statements | December 31, 2025 |F - 67

*Values expressed in thousands, except when indicated

12.	Tangible assets

The Bank's tangible assets consist of fixed assets for its own use. The Bank does not hold any tangible assets as investment property nor are any assets leased under operating lease arrangements.

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

Thousand of Reais
Cost	Land and buildings	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance on December 31, 2023	2,644,882	7,896,258	3,266,685	1,870,381	4,075,464	110,171	19,863,841
Additions	440	450,877	130,696	29,535	138,179	105,267	854,994
Write-off	(47,160)	(516,980)	-	(133,840)	(650,968)	(394)	(1,349,342)
Cancellation of lease agreements	-	-	(601,124)	-	-	-	(601,124)
Transfers	-	82,214	-	7,169	20,306	(109,689)	-
Balance on December 31, 2024	2,598,162	7,912,369	2,796,257	1,773,245	3,582,981	105,355	18,768,369

Additions	-	307,624	361,295	33,709	80,028	138,705	921,361
Write-off	(83,429)	(1,736,033)	(17,915)	(121,931)	(614,920)	(171)	(2,574,398)
Cancellation of lease agreements	-	-	(1,324,249)	-	-	-	(1,324,249)
Transfers	(4,421)	51,558	-	27,566	30,441	(105,143)	-
Balance on December 31, 2025	2,510,312	6,535,519	1,815,388	1,712,588	3,078,529	138,746	15,791,082

Accumulated depreciation	Land and buildings	Furniture, Equipment, and Vehicles	Leased Fixed Assets	Facilities	Improvements to third party properties	Fixed Assets in Progress	Total
Balance on December 31, 2023	(1,033,630)	(5,386,398)	(1,873,759)	(1,427,031)	(3,052,923)	-	(12,773,741)
Additions	(84,982)	(831,244)	(390,712)	(89,836)	(189,503)		(1,586,277)
Write-off	39,899	429,930	527,577	115,207	504,441		1,617,054
Balance on December 31, 2024	(1,078,713)	(5,787,712)	(1,736,894)	(1,401,660)	(2,737,985)	-	(12,742,964)

Additions	(69,933)	(491,174)	(294,817)	(83,263)	(147,848)	-	(1,087,034)
Write-off	23,460	1,553,784	933,570	100,465	476,303	-	3,087,582
Balance on December 31, 2025	(1,125,186)	(4,725,102)	(1,098,140)	(1,384,458)	(2,409,529)	-	(10,742,416)

Impairment losses:
Balance on December 31, 2023	(4,537)	-	-	-	-	-	(4,537)

Impacts on results	1,034						1,034
Balance on December 31, 2024	(3,503)	-	-	-	-		(3,503)

Impacts on results	970	-	-	-	-		970
Balance on December 31, 2025	(2,533)	-	-	-	-		(2,533)

Book Value
Balance on December 31, 2024	1,515,947	2,124,655	1,059,363	371,585	844,996	105,354	6,021,900
Balance on December 31, 2025	1,382,593	1,810,417	717,247	328,130	669,000	138,746	5,046,133

Consolidated Financial Statements | December 31, 2025 |F - 68

*Values expressed in thousands, except when indicated

Depreciation expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

b) Impairment losses

For the period ended December 31, 2025, an impairment expense of R$20,001 (12/31/2024 – R$14,720) and loss due to obsolescence and discontinuation of fixed assets in the amount of R$268,868 (12/31/2024 - R$231,088)

c) Commitment to purchase tangible assets

As of December 31, 2025, the Bank had no contractual commitments for the acquisition of tangible assets.

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

For the year 2025, we present the assumptions used and results obtained in the recoverability tests of the Group's main goodwill.

		Banco Real
	2025	2024
Main assumptions:
Criteria for determining the recoverable amount	Value in use: cash flows
Period of cash flow projections (1)	5 years	5 years
Perpetual growth rate (1)	4.0%	4.5%
Pre-tax discount rate (2)	18.5%	20.8%
Discount rate (2)	12.2%	13.6%

	Em dia	Toro Corretora
	2025	2025
Main assumptions:
Criteria for determining the recoverable amount	Value in use: cash flows
Period of cash flow projections (1)	5 years	5 years
Perpetual growth rate (1)	3.6%	3.6%
Discount rate (2)	13.8%	14.5%

(1) Cash flow projections are based on the internal budget and management’s growth plans, taking into account historical data, expectations, and market conditions, including industry growth, interest rates, and inflation rates.

(2) The discount rate is determined based on the Capital Asset Pricing Model (CAPM).

Thousand of Reais	2025	2024
Breakdown
Banco ABN Amro Real S.A. (Banco Real)	27,217,566	27,217,566
Em Dia Serviços Especializados em Cobranças Ltda. (Current name of Liderança Serviços Especializados em Cobranças LTDA.)	184,447	184,447
Toro Corretora de Títulos e Valores Mobiliários LTDA	160,770	160,770
Olé Consignado (Current name of Banco Bonsucesso Consignado)	62,800	62,800
CSD Central de Serviços de Registro e Depósito aos Mercados Financeiro e de Capitais S.A.	42,135	42,135
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	21,304	21,304
Monetus Investimentos S.A.	39,919	39,919
Mobills Labs Soluções em Tecnologia LTDA	35,483	39,589
Solution 4Fleet Consultoria Empresarial S.A.	32,590	32,590
Santander Brasil Tecnologia S.A.	16,381	16,381
APE11 Tecnologia e Negocios Imobiliarios S.A. (Note 3.h)	-	9,777
FIT Economia de Energia S.A.	3,992	3,992
América Gestão Serviços em Energia S.A	27,287	61,608
Total	27,844,674	27,892,878

Consolidated Financial Statements | December 31, 2025 |F - 69

*Values expressed in thousands, except when indicated

Thousand of Reais	2025	2024
Balance at the beginning of the fiscal year	27,892,878	27,852,568
Acquisitions (write-offs):
Banco ABN Amro Real S.A. (Banco Real)	-	1
Mobills Labs Soluções em Tecnologia LTDA	(4,106)	-
APE11 Tecnologia e Negocios Imobiliarios S.A. (Note 3.h)	(9,777)	-
Return Capital Gestão de Ativos e Participações S.A.	-	(5,271)
FIT Economia de Energia S.A.	-	3,992
América Gestão Serviços em Energia S.A.	(34,321)	61,608
Return Capital Serviços de Recuperação de Créditos S.A. (current name of Ipanema Empreendimentos e Participações S.A.)	-	(20,020)
Balance at the end of the fiscal year	27,844,674	27,892,878

A quantitative goodwill impairment test is conducted annually.

In the goodwill impairment test, conducted based on the December 2025 scenario, and where the discount and perpetuity growth rates are identified as the most sensitive assumptions for the calculation of the present value (value in use) of future discounted cash flows, it was determined that there is no evidence of impairment.

Based on the tests carried out, no loss of recoverable value of goodwill was identified on December 31, 2025 and 2024.

14.	Intangible assets - Other intangible assets

The breakdown, by asset category, of other intangible assets in the consolidated balance sheets is as follows:

Cost	Information Technology Development	Other assets	Total
Balance on December 31, 2023	9,969,742	687,018	10,656,760
Additions	1,654,226	35,162	1,689,388
Write-off	(59,759)	(424,421)	(484,180)
Balance on December 31, 2024	11,564,209	297,759	11,861,968

Additions	1,982,496	238,867	2,221,363
Write-off	(3,969,781)	(358,195)	(4,327,976)
Balance on December 31, 2025	9,576,924	178,431	9,755,355

Accumulated amortization
Balance on December 31, 2023	(5,499,334)	(483,663)	(5,982,997)
Additions	(1,079,186)	(65,554)	(1,144,740)
Write-off	10,862	388,541	399,403
Balance on December 31, 2024	(6,567,658)	(160,676)	(6,728,334)

Additions	(1,442,315)	(96,434)	(1,538,749)
Write-off	3,710,597	183,440	3,894,037
Balance on December 31, 2025	(4,299,376)	(73,670)	(4,373,046)

Impairment loss - IT	Information Technology Development	Other assets	Total
Balance on December 31, 2023	(119,135)	(31,683)	(150,818)
Impact on net profit (1)	(48,897)	-	(48,897)
Balance on December 31, 2024	(168,032)	(31,683)	(199,715)

Impact on net profit (1)	(46,611)	(20,412)	(67,023)
Write-off	214,643	52,095	266,738
Balance on December 31, 2025	-	-	-

Book Value
Balance on December 31, 2024	4,828,519	105,400	4,933,919
Balance on December 31, 2025	5,277,548	104,761	5,382,309
(1)	Refers to impairment losses on assets in the acquisition and development of software. The impairment loss on the acquisition and development of software was recognized due to obsolescence and discontinuation of the respective systems.

Consolidated Financial Statements | December 31, 2025 |F - 70

*Values expressed in thousands, except when indicated

Amortization expenses were recorded under the “Depreciation and Amortization” line item in the income statement.

15.	Other assets

The breakdown of “Other assets” is as follows:

Thousand of Reais	2025	2024

Other amounts receivable from customers	3,908,984	1,909,055
Prepaid expenses	1,760,933	1,204,673
Contractual Guarantees from Former Controlling Shareholders	496	496
Actuarial asset (Note 21)	387,886	341,013
Other receivables (1)	2,857,449	3,500,220
Total	8,915,748	6,955,457
(1)	This corresponds, for the most part, to the payment of premiums from the payroll portfolio.
(2)	It corresponds, for the most part, to the sale of energy.

16.	Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousand of Reais	2025	2024
Classification:
Financial liabilities at amortized cost	146,867,521	158,565,482
Total	146,867,521	158,565,482
Type:
Demand deposits (1)	1,951,466	858,846
Time deposits (2)	119,636,099	126,587,555
Repurchase agreements	25,279,956	31,119,081
Comprising:
Backed operations with Government Securities	25,279,956	31,119,081
Total	146,867,521	158,565,482
(1)	Non-remunerated accounts.
(2)	Includes transactions with credit institutions arising from export and import financing lines, domestic transfers (BNDES and Finame), foreign transfers, and other overseas credit lines.

Thousand of Reais	2025	2024
Currency:
Real	44,745,286	46,181,480
Euro	4,401,697	8,739,945
U.S. dollar	97,002,609	101,701,923
Other currencies	717,929	1,942,134
Total	146,867,521	158,565,482

17.	Customer deposits

The breakdown, by classification and type, of “Customer deposits” is as follows:

Consolidated Financial Statements | December 31, 2025 |F - 71

*Values expressed in thousands, except when indicated

Thousand of Reais	2025	2024
Classification:
Financial liabilities at amortized cost	593,328,796	605,068,163
Total	593,328,796	605,068,163
Type:
Demand deposits
Current accounts (1)	31,906,984	41,297,264
Savings accounts	53,201,292	57,369,286
Time deposits	431,658,793	425,286,952
Repurchase agreements	76,561,727	81,114,661
Comprising:
Backed operations with Private Securities (2)	18,906,726	13,688,402
Backed operations with Government Securities	57,655,001	67,426,259
Total	593,328,796	605,068,163
(1)	Non-remunerated accounts.
(2)	Refer basically to repurchase agreements backed by own-issued debentures.

Note 43-d contains a detail of the residual maturity periods of financial liabilities at amortized cost.

18.	Liabilities arising from securities

The breakdown, by classification and type, of “Liabilities arising from securities” is as follows:

Thousand of Reais	2025	2024
Classification:
Financial Liabilities Measured at Fair Value in Income Held for Trading	3,263,266	4,045,496
Financial liabilities at amortized cost	156,662,290	135,632,632
Total	159,925,556	139,678,128
Type:
Real estate credit notes - LCI (1)	53,374,694	45,798,532
Eurobonds	18,052,632	19,851,326
Financial Bills (2)	38,233,834	24,515,804
Agribusiness credit notes - LCA	38,740,151	32,447,165
Secured Real Estate Notes (3)	11,524,245	17,065,301
Total	159,925,556	139,678,128
(1)	Real estate credit notes ("LCI") are fixed income securities backed by real estate loans and secured by either mortgage or fiduciary transfer of properties. As of December 31, 2025, their maturity dates ranged from 2026 to 2034 (2024 - with maturity dates from 2025 to 2034).
(2)	The key attributes of financial bills include a minimum term of two years, a minimum nominal value of R$50, and the permission for early redemption of only 5% of the issued amount. As of December 31, 2025, their maturity dates ranged from 2026 to 2035 (2024 - with maturity dates from 2025 to 2034).
(3)	Secured real estate notes are fixed-income securities backed by real estate loans collateralized by the issuer and by a pool of real estate loans segregated from the issuer's other assets. As of December 31, 2025, their maturity dates ranged from 2026 to 2045 (2024 - with maturity dates from 2025 to 2035)."

Consolidated Financial Statements | December 31, 2025 |F - 72

*Values expressed in thousands, except when indicated

Indexing Units:	Domestic Currency	Foreign Currency
Financial Bills	100% to 106,75% of CDI	—
	100% of IPCA	—
	Pre fixed: 10.10% to 16.38%	—
Real estate credit notes - LCI	70% to 105.8% of CDI	—
	Pre fixed: 5.20% to 15.66%	—
Agribusiness credit notes - LCA	80% to 108% of CDI	—
	Pre fixed: 7.74% to 15.76%	—
Secured Real Estate Notes - LIG	92% to 106% of CDI	—
	100% of IPCA	—
Eurobonds	—	Up to 15%
	—	3.67% of SOFR

The currency breakdown of the balance for this item is as follows:

Thousand of Reais
Currency:	2025	2024
Real	141,872,924	119,826,802
U.S. dollar	18,052,632	19,851,326
Total	159,925,556	139,678,128

	Average interest rate (%)
Currency:	2025	2024
Real	11.9%	11.4%
U.S. dollar	5.7%	6.1%
Total	8.8%	8.8%

The changes in “Liabilities arising from securities” were as follows:

Thousand of Reais	2025	2024	2023
Balance at the beginning of the fiscal year	139,678,128	130,383,015	116,042,393
Issuances	88,504,440	39,541,342	75,404,958
Payments	(79,939,286)	(33,038,049)	(63,400,960)
Interest	3,839,689	3,778,418	4,998,766
Exchange differences and Others	7,842,585	(986,598)	(2,662,142)
Balance at the end of the fiscal year	159,925,556	139,678,128	130,383,015

As of December 31, 2025, 2024 and 2023, none of these instruments had been converted into shares of the Bank nor had they obtained privileges or rights that, under certain circumstances, would render them convertible into shares.

Note 43-d provides details on the residual maturity periods of the financial liabilities at amortized cost for each fiscal year.

The breakdown of “Eurobonds and other securities” is as follows:

Issuance	Maturity by	Interest Rate (p.a.)	2025	2024
2021	2031	Up to 6%	2,608,545	4,195,534
2022	2035	Up to 15%	1,247,459	1,459,607
2023	2029	Up to 15%	2,022,920	3,102,939
2024 (1)	2029	Up to 6%	2,568,847	11,093,246
2025	2035	Up to 15%	9,604,861	-
Total			18,052,632	19,851,326

(1)	Includes SOFR fee.

Consolidated Financial Statements | December 31, 2025 |F - 73

*Values expressed in thousands, except when indicated

19.	Debt Instruments Eligible as Capital

The details of the balance for “Debt Instruments Eligible as Capital,” associated with the issuance of instruments to constitute Tier 1 and Tier 2 of the regulatory capital as part of the Capital Optimization Plan, are as follows:

Thousand of Reais	Issuance	Maturity	Value (in millions)	Interest Rate (p.a.)	2025	2024
Financial Bills - Tier II (2)	Nov-21	Nov-31	R$5,300	CDI+2%	9,321,771	7,995,673
Financial Bills - Tier II (2)	Dec-21	Dec-31	R$200	CDI+2%	351,467	301,468
Financial Bills - Tier II (2)	Oct-23	Oct-33	R$6,000	CDI+1.6%	8,070,433	6,949,991
Financial Bills - Tier I (2)	Sep-24	No Term (Perpetual)	R$7,600	CDI+1,4%	7,982,784	7,890,652
Financial Bills - Tier I	Dec-25	Dec-35	R$2,363	CDI+0,65%	2,387,482	-
Total					28,113,937	23,137,784
(1)	Financial Letters issued in November 2021, November 2024 and December 2025 have a redemption and repurchase option.
(2)	Financial Letters issued in September 2024 have a redemption and repurchase option, and have interest paid semi-annually, starting on March 5, 2025.

	2025	2024	2023
Balances at the beginning of the fiscal year	23,137,784	19,626,967	19,641,408
Issuance	2,362,800	7,600,200	6,000,000
Interest payment Tier I (1)	1,162,752	786,823	461,186
Interest payment Tier II (1)	2,521,221	1,736,383	1,464,586
Exchange differences / Others	-	1,051,377	(614,496)
Payments of interest - Tier I and II	(1,070,620)	(132,243)	(713,974)
Repurchase	-	(7,531,723)	(6,507,953)
Balance at the end of the fiscal year	28,113,937	23,137,784	19,626,967
(1)	Interest remuneration related to Tier 1 and Tier 2 Debt Instruments Eligible as Capital was recorded in the period’s results as “Interest and Similar Expenses” (Note 32).

The Notes possess the following characteristics in common:

(a) The bills may be repurchased or redeemed by Banco Santander after the 5th (fifth) anniversary counted from the date of issue of the bills, at the Bank's sole discretion or due to changes in the tax legislation applicable to the bills; or at any time, due to the occurrence of certain regulatory events.

20.	Other financial liabilities

The breakdown of the balances for this item is as follows:

Thousand of Reais	2025	2024

Credit cards	56,679,408	52,876,437
Transactions pending settlement (1)	7,288,168	23,951,903
Dividends and Interest on Equity Payable	640,978	109,442
Tax collection accounts - Tax payables	1,757,467	1,545,784
Other financial liabilities	1,047,981	693,613
Total	67,414,002	79,177,179

(1) Includes transactions pending settlement with B3 S.A. and foreign currency payment orders.

21.	Obligations for pension and similar liabilities

As of December 31, 2025, the balance of provisions for pension funds and similar liabilities amounted to R$1,357,203 (2024 - R$1,364,437.

Consolidated Financial Statements | December 31, 2025 |F - 74

*Values expressed in thousands, except when indicated

a) Supplementary Retirement Plan

Banco Santander and its subsidiaries sponsor closed-end supplementary pension entities and welfare funds, with the purpose of granting supplementary retirement and pension benefits in addition to those granted by Social Security, as defined in the basic regulations of each plan.

• Banesprev

Plan I: a defined benefit plan, fully funded by Banco Santander, covering employees hired after May 22, 1975, referred to as Primary Participants, and those hired up to May 22, 1975, referred to as Associate Participants, who were granted the right to a death benefit. This plan has been closed to new enrollments since October 1, 1994.

Plan II: a defined benefit plan funded by Banco Santander and participants, covering employees hired after May 22, 1975, and who migrated from Plan I. This plan has been closed to new enrollments since June 3, 2005.

Plan III: Variable contribution plan, intended for employees hired after May 22, 1975, previously covered by Plans I and II. In this plan, contributions are made by the sponsor and the participants. Benefits are in the form of defined contributions during the contribution period and defined benefits during the benefit payment phase, if paid as a lifetime monthly annuity. This plan has been closed to new members since September 1, 2005.

Plan IV: Variable contribution plan, intended for employees hired from November 27, 2000 onwards, in which the sponsoring company contributes only to risk benefits and administrative costs. In this plan, the scheduled benefit is in the form of a defined contribution during the contribution period and a defined benefit during the benefit payment phase, in the form of a lifetime monthly income, in whole or in part. The plan's risk benefits are in the form of a defined benefit. This plan has been closed to new enrollments since July 23, 2010.

Plan V: a defined benefit plan, fully funded by Banco Santander, covering employees hired up to May 22, 1975.

Retirement and Pension Supplement Plan – Pre-75: a defined benefit plan, established as a result of the Banespa privatization process, offered only to employees hired up to May 22, 1975, with an effective start date of January 1, 2000. The plan was closed to new enrollments on April 28, 2000.

DCA, DAB and CACIBAN Plans: supplementary retirement and pension plans for former employees associated with the acquisition of the former Banco Meridional, established under the defined benefit modality. Plans closed to new members in November 1999.

Sanprev Plan I: a defined benefit plan, established on September 27, 1979, covering employees resulting from the acquisition of the former Banco Noroeste. The plan has been closed to new members since June 30, 1996.

Sanprev II Plan: a plan that offers risk coverage, temporary pension supplementation, disability retirement and death benefit, and supplementation of sick pay and maternity benefits, covering employees of sponsoring companies enrolled in the plan, and is funded exclusively by the sponsors through monthly contributions, as indicated by the actuary. The plan has been closed to new enrollments since March 10, 2010.

Sanprev II Plan: a plan that offers risk coverage, temporary pension supplementation, disability retirement and death benefit, and supplementation of sick pay and maternity benefits, covering employees of sponsoring companies enrolled in the plan, and is funded exclusively by the sponsors through monthly contributions, as indicated by the actuary. The plan has been closed to new enrollments since March 10, 2010.

Sanprev III Plan: a variable contribution plan established on July 1, 1996. In this plan, the benefit is defined contribution during the contribution phase and defined benefit during the benefit payment phase, in the form of a lifetime monthly income, covering all or part of the benefit. The plan has been closed to new members since March 10, 2010.

Consolidated Financial Statements | December 31, 2025 |F - 75

*Values expressed in thousands, except when indicated

• Bandeprev - Bandepe Social Security

Defined benefit plan sponsored by Banco Bandepe S.A. and Banco Santander, administered by Bandeprev. The plans are divided into Basic Plan, Special Plan 1 and Special Plan 2 with differences in eligibility, contributions and benefits by subgroups of participants. The plans have been closed to new members since 1999 for Banco Bandepe S.A. employees and to others since 2011.

• Defined Contribution Plans

SantanderPrevi - Sociedade de Previdência Privada, a private legal entity, non-profit, is a closed supplementary pension entity, constituted in accordance with current legal regulations, whose objective is the establishment and execution of pension benefit plans, complementary to the general social security system, in accordance with current legislation.

The SantanderPrevi Retirement Plan, although having Defined Contribution characteristics, is classified as a Variable Contribution plan due to 9 (nine) lifetime monthly annuities, with no new grants in this modality. The Plan has been closed to new members since July 2018, with contributions shared between sponsoring companies and plan participants. The amounts contributed by the sponsors for the fiscal year ending December 31, 2025 were R$ 61,717 at the Bank and R$ 67,619 in the Consolidated plan.

SBPREV - Santander Brasil Open Pension Plan: starting January 2, 2018, Santander offers an optional supplementary pension program for new employees and/or employees not enrolled in other plans within the Santander Brasil Conglomerate.

The program includes PGBL and VGBL plans, managed by Zurich Santander Brasil Seguros e Previdência S.A., open for new members. Contributions are shared between the sponsoring/endorsing companies.

The amounts appropriated by the sponsors in the fiscal year ended December 31, 2025 were R$ 2,630 in the Bank and R$ 3,246 in the Consolidated figures.

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

On June 27, 2024, a transaction was signed between Banco Santander, BANESPREV, AFABESP and legal advisors establishing criteria and conditions for the settlement of individual lawsuits. By August 23, 2024 (end of the adhesion period), approximately 90% of eligible beneficiaries had formalized their adhesions to said transaction, which were subsequently approved by court decision, and the respective individual lawsuits will be extinguished. Banco Santander registered an obligation related to the amounts effectively due for payment of the transaction. The amounts due for the installments settled to date, equivalent to R$2,369 million, were contributed by Banco Santander to the respective plans administered by Banesprev, responsible for administering the supplementary pension plans and for paying the transaction to the respective beneficiaries. The remaining installments, registered as obligations for employee benefit plans (note 18), will be contributed to Banesprev by May 2026, updated according to the criteria and the adjustment index for benefits provided for in the regulations of the plans to which each holder is linked.

The other individual processes, whose beneficiaries did not adhere to the aforementioned transaction, are pending a final decision regarding the disputed legal issues, which will be resolved when the IRDR and ADPF are judged.

b) Medical and dental care plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo (Benefit Fund for Employees of the Bank of the State of São Paulo): an entity dedicated to covering medical and dental expenses for employees hired before the privatization of Banespa in 2000, as defined in the entity's bylaws.

ABN: The health insurance plan is lifelong and a closed-end plan; it required a 10-year employment relationship with Banco Real and being 55 years of age. The retiree pays 70% of the monthly fee, and the bank subsidizes 30%. This rule was in effect until December 2002, after which the departing retiree pays 100% of the Monthly fee.

Consolidated Financial Statements | December 31, 2025 |F - 76

*Values expressed in thousands, except when indicated

Circulars: Lifetime benefit for former Banco Real employees, granted under the same conditions as active employees (same coverage and plan design). Eligible only for the Basic plan (with a 90% subsidy) and Apartment plan (first standard), paying the difference between the plans.

Both plans have co-payments and the inclusion of new dependents is not permitted.

Bandeprev Medical Assistance: a medical assistance plan granted to retirees from the Bank of the State of Pernambuco; it is a lifetime benefit. Banco Santander subsidizes 50% of the plan's cost for those who retired before November 27, 1998. For those who retired after this date, the subsidy is 30%.

Directors with Lifetime Benefits: This benefit applies to former directors from Banco Sudameris; there are no new inclusions, and it is 100% subsidized by the Bank, with all directors allocated to the SulAmerica health insurance company.

Sudameris Foundation Medical Assistance: Medical assistance plan, ward standard, offered to retirees who have contributed to the Sudameris Foundation for at least 25 years. Closed for new enrollments.

Health Plan for Partners: Partners of Banco Santander can maintain their lifetime health plan in case of termination without just cause, if they meet the following requirements: having contributed to the health plan for at least 3 (three) years; having worked as a Partner at Banco Santander for at least 3 (three) years; being 55 years of age or older. The plan will be under the same rules in effect at the time of termination, and the Partner must pay the monthly fee via bank slip. Active dependents at the time of termination remain on the health plan, according to the current policy, and the inclusion of new dependents is not permitted.

Additionally, retired employees are guaranteed the right to remain beneficiaries of Banco Santander's health plan, provided they meet certain legal requirements and assume full payment of their respective contributions, under the same coverage conditions they enjoyed during their employment contracts. Banco Santander's obligations to retirees are assessed using actuarial calculations based on the present value of current costs.

c) Life Insurance

Life Insurance Circulars: granted to retirees according to the Circulars: compensation in cases of natural death, disability due to illness, and accidental death. The subsidy is 45% of the premium amount. This is a closed-end policy.

Life Insurance for Retirement Funds: granted to retirees of the DCA, DAB, and CACIBAN plans from the former Banco Meridional, with a 50% subsidy of the premium for the policyholder, and some retirees have a clause covering 100% of the cost for their spouse. This is a closed-end policy.

III. Actuarial Techniques

The value of the defined benefit obligations was determined by independent actuaries employing the following actuarial techniques:

•	Valuation method

Projected unit credit method, which views each year of service resulting in an additional unit of benefit entitlement and measures each unit separately.

		2025		2024		2023
Actuarial Assumptions Adopted in the Calculations	Retirement	Health	Retirement	Health	Retirement	Health
Nominal Discount Rate for Actuarial Liability	10.7%	10.5%	10.6%	10.5%	8.7%	8.7%
Rate for Determining Interest on Assets for the Following Fiscal Year	10.7%	10.5%	10.6%	10.5%	8.7%	8.7%
Projected Long-Term Inflation Rate	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Projected Nominal Wage Growth Rate	3.5%	N/A	3.5%	N/A	3.5%	N/A
General Mortality Table	AT2000	AT2000	AT2000	AT2000	AT2000	AT2000

Changes in the present value of liabilities accrued as defined benefits and the breakdown of actuarial gains (losses) arising from experience, financial assumptions, and demographic assumptions of 2025 and the last 2 years are as follows:

Consolidated Financial Statements | December 31, 2025 |F - 77

*Values expressed in thousands, except when indicated

	Post-Employment Plans			Other Similar Obligations
	2025	2024	2023	2025	2024	2023
Present value of liabilities at the beginning of the fiscal period (Note 39)	22,996,370	26,241,550	24,106,720	4,689,396	5,130,333	4,588,664
Costs of current services (Note 39)	255	586	(911)	5,586	5,694	4,903
Interest cost	2,322,447	2,247,577	2,188,015	486,529	438,944	429,103
Paid benefits	(2,822,774)	(4,721,231)	(2,487,932)	(547,991)	(489,818)	(448,912)
Actuarial losses (gains)	546,209	(1,040,157)	2,433,313	841,514	(395,757)	556,575
Others	2,510	268,045	2,345	(137)	-	-
Present value of liabilities at the end of the fiscal period	23,045,017	22,996,370	26,241,550	5,474,897	4,689,396	5,130,333
Any less:
Fair value of plan assets (1)	25,289,715	26,158,640	27,328,362	5,253,707	5,008,751	5,570,354
Unrecognized assets (1)	(2,624,294)	(3,617,497)	(2,649,505)	(368,511)	(877,078)	(1,082,010)
Provisions - net	379,596	455,227	1,562,693	589,701	557,723	641,989

Total provisions for pension plans, net	969,317	1,023,424	2,204,684
Of which:
Actuarial provisions	1,357,203	1,364,437	2,543,504
Actuarial assets (note 15) (1)	387,886	341,013	338,820

Experience-Based Adjustments in Net Assets	(1,338,149)	(1,200,878)	(99,752)	37,761	(772,305)	387,599

Plan Experience	(670,274)	(2,343,241)	(585,676)	(738,349)	(416,984)	(171,107)
Changes in Financial Assumptions	123,950	3,347,376	(1,652,752)	11,000	770,940	(419,306)
Changes in Demographic Assumptions	-	-	(178,125)	(114,165)	41,519	33,838
Actuarial Gain (Loss) - Obligation	(546,324)	1,004,135	(2,416,553)	(841,514)	395,475	(556,575)
Return on Investments Different from the Return Implicit in the Discount Rate	(1,338,033)	(1,183,609)	(127,052)	37,908	(771,685)	387,599
Actuarial Gain (Loss) - Asset	(1,338,033)	(1,183,609)	(127,052)	37,908	(771,685)	387,599
Change in Surplus/Irrecoverable Deficit	1,356,862	(704,716)	1,801,693	598,347	304,272	(89,852)
(1)	Refers to the surplus plans Banesprev I and III, Sanprev I, II and III and Bandeprev. Refers to the surplus plans Banesprev I and III, Sanprev I, II and III and Bandeprev.

The amounts recognized in the consolidated statement of income relating to the previously mentioned defined benefit liabilities are as follows:

	Post-Employment Plans			Other Similar Obligations
	2025	2024	2023	2025	2024	2023
Income
Personnel expenses - Costs of current services (note 39)	255	586	(911)	5,586	5,694	4,903
Interest and similar income and expenses - Interest cost (net) (notes 31 and 32)	(322,599)	(115,866)	(198,288)	(41,947)	(52,667)	(42,656)
Interest and similar income and expenses - Interest on unrecognized assets (notes 31 and 32)	363,660	273,924	308,381	89,781	99,728	84,729
Other movements - Extraordinary Charges	(30)	(67)	(280)	-	-	(91)
Total	41,286	158,577	108,902	53,420	52,755	46,885

Consolidated Financial Statements | December 31, 2025 |F - 78

*Values expressed in thousands, except when indicated

The fluctuations in the fair value of the plan’s assets were as follows:

	Post-Employment Plans			Other Similar Obligations
	2025	2024	2023	2025	2024	2023
Fair value of plan assets at the beginning of the year	26,158,640	27,328,362	27,316,715	5,008,751	5,570,354	4,945,407
Interest Income (Expenses)	2,645,046	2,363,706	2,386,330	528,476	491,611	471,759
Remeasurement – Real gain (loss) on actuarial assets excluding interest expenses (net)	(1,338,149)	(1,200,878)	(99,752)	37,761	(772,305)	387,599
Contributions	646,952	2,388,681	212,719	182,652	177,614	173,335
Being:
By the Bank	644,411	2,386,461	210,367	182,652	177,614	173,335
By plan participants	2,541	2,220	2,352	-	-	-
Paid benefits	(2,822,774)	(4,721,231)	(2,487,650)	(503,933)	(458,523)	(407,746)
Fair value of plan assets at the end of the year	25,289,715	26,158,640	27,328,362	5,253,707	5,008,751	5,570,354

Significant actuarial assumptions have an effect on the amounts recognized in profit or loss and on the present value of liabilities. Changes in the interest rate, mortality table, and healthcare cost trend rate, as of December 31, 2025, would have the following effects:

					Sensitivity
	2025		2024		2023
	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities	Current Service Cost and Interest	Present Value of Liabilities
Interest rate
(+)0.5%	(26,808)	(259,596)	(23,750)	(231,019)	(27,627)	(346,439)
(-)0.5%	29,147	282,241	25,895	251,828	24,768	266,243
General Mortality Table
Applied (+) 2 years	(57,188)	(553,699)	(48,858)	(475,167)	(50,263)	(611,723)
Applied (-) 2 years	59,695	577,970	50,445	490,605	48,527	544,105
Cost of Medical Care
(+)0.5%	32,334	313,063	28,376	275,982	26,968	291,763
(-)0.5%	(30,085)	(291,286)	(26,451)	(257,258)	(30,133)	(376,538)

The following table presents the duration of actuarial liabilities of the plans sponsored by Banco Santander:

Post-Employment Plans		Other Similar Obligations
Plans	Duration (Average in Years)	Plans	Duration (Average in Years)
Banesprev	7.58	Cabesp	10.33
Sanprev	7.04	ABN	7.64
Bandeprev	5.51	Circulars	7.21
SantanderPrevi	6.03	AM - Bandeprev	8.01
CACIBAN / DAB / DCA	4.78 /4.50 /5.31	Lifetime Directors	5.97
		AM - Fundação Sudameris	8.21
		Health Plan for Members	21.11
		Life insurance	4.60

The maximum available economic benefit of the Pension Plans presented herein is calculated in accordance with the current PREVIC regulations applicable to each Plan, observing the relevant regulatory provisions. The aforementioned benefit corresponds to the amount recoverable by the sponsor, whether through reimbursement of amounts, reduction of future contributions, or a combination of both methods, in the manner and within the limits established by the applicable regulations.

The main asset categories as a percentage of the plan's total assets as of December 31, 2025, are as follows: Equity instruments 0%, Debt instruments 94.6%, Real estate 0.2% and other 5.2%.

22.	Provisions for judicial and administrative proceedings, commitments and other provisions

a) Breakdown

The breakdown of “Obligations and Provisions” is as follows:

Thousands of Reais	2025	2024

Provisions for pension funds and similar liabilities (Note 21)	1,357,203	1,364,437
Provisions for judicial and administrative proceedings, commitments, and other provisions	10,447,279	9,612,493
Judicial and Administrative Proceedings for Liabilities of Former Controlling Shareholders (Note 15)	496	496
Judicial and administrative proceedings	9,495,060	9,065,853
Comprising:
Civil	3,459,137	3,330,621
Labor	3,835,099	2,946,482
Tax and Social Security	2,200,824	2,788,750
Provisions for contingent liabilities (Note 22.b.1)	787,837	440,113
Miscellaneous provisions	163,886	106,031
Total	11,804,482	10,976,930

Consolidated Financial Statements | December 31, 2025 |F - 79

*Values expressed in thousands, except when indicated

b) Changes

The changes in “Obligation and Provisions” were as follows:

Thousands of Reais			2025
	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	1,364,437	9,612,493	10,976,930
Additions charged to income:
Interest expense and similar charges	90,822	-	90,822
Personnel Expenses (Note 39)	5,841	-	5,841
Establishment / Reversals and Adjustments of Provisions	(30)	4,978,678	4,978,648
Other Comprehensive Income	558,749	-	558,749
Establishment / Reversal of provisions for contingent commitments	-	347,724	347,724
Payments to external funds	(692,908)	-	(692,908)
Amount paid	-	(4,491,616)	(4,491,616)
Transfer to other assets - actuarial assets (Note 15)	30,292	-	30,292
Balance at the end of the fiscal year	1,357,203	10,447,279	11,804,482

Thousand of Reais			2024
	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	2,543,504	8,930,277	11,473,781
Additions charged to profit or loss:
Interest and Similar Income and Expenses	205,119	-	205,119
Personnel Expenses (Note 39)	6,280	-	6,280
Establishment / Reversals and Adjustments of Provisions	(24)	4,537,708	4,537,684
Other Comprehensive Income	736,938	-	736,938
Establishment / Reversal of provisions for contingent commitments	-	57,628	57,628
Payments to external funds (2)	(2,417,724)	-	(2,417,724)
Amount paid	-	(3,913,120)	(3,913,120)
Transfer to other assets - actuarial assets (Note 15)	24,452	-	24,452
Transfers, foreign exchange fluctuations, and other variations	265,892	-	265,892
Balance at the end of the fiscal year	1,364,437	9,612,493	10,976,930

Thousand of Reais			2023
	Pension Funds (1)	Other Provisions	Total
Balance at the beginning of the fiscal year	1,775,202	7,339,941	9,115,143
Additions charged to profit or loss:
Interest and Similar Income and Expenses	154,499	-	154,499
Personnel Expenses (Note 39)	3,788	-	3,788
Establishment / Reversals and Adjustments of Provisions	(89)	4,472,411	4,472,322
Other Comprehensive Income	834,702	-	834,702
Establishment / Reversal of provisions for contingent commitments	-	(47,999)	(47,999)
Payments to external funds	(251,467)	-	(251,467)
Amount paid	-	(2,834,076)	(2,834,076)
Transfer to other assets - actuarial assets (Note 15)	26,869	-	26,869
Balance at the end of the fiscal year	2,543,504	8,930,277	11,473,781
(1)	For further information, please refer to note 21. Provisions for pension funds and similar liabilities
(2)	Variation mainly resulting from AFABESP. (Note 21)

Consolidated Financial Statements | December 31, 2025 |F - 80

*Values expressed in thousands, except when indicated

b.1) Provisions for contingent payments

As stated in note 1.iv, IFRS 9 mandates the recognition of a provision for expected loan losses on financial guarantee contracts that have not yet been honored. This provision expense, reflecting the credit risk, must be measured and recognized when such guarantees are honored and the guaranteed customer fails to meet their contractual obligations. Changes in these provisions during the fiscal years of 2025, 2024 and 2023 are detailed below.

Thousand of Reais	2025	2024	2023

Balance at the beginning of the period	440,113	382,485	430,484
Establishment / Reversal of provisions for contingent commitments	347,724	57,628	(47,999)
Balance at end of year	787,837	440,113	382,485

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

Provisional Contribution on Financial Transactions (CPMF) in Client Operations) In May 2003, the Brazilian Federal Revenue Service issued a tax assessment notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another notice against Banco Santander (Brasil) S.A. The purpose of the proceedings was the collection of CPMF on transactions carried out by Santander DTVM in the management of its customers' funds and clearing services provided by the Bank to Santander DTVM, which occurred during the years 2000, 2001 and 2002. The administrative proceeding ended unfavorably for both Companies. On July 3, 2015, Banco and Santander Brasil Tecnologia S.A. (current name of Produban Serviços de Informática S.A. and Santander DTVM) filed a lawsuit seeking to cancel both tax debts. Said lawsuit resulted in an unfounded sentence and ruling, which led to the filing of a Special Appeal to the STJ and an Extraordinary Appeal to the STF, which are awaiting judgment. The cases related to the CPMF (Provisional Contribution on Financial Transactions) in Client Operations were subject to adherence to the Comprehensive Transaction Program (PTI), instituted by the Ministry of Finance. In December 2025, the amounts paid, totaling R$ 1,067 million established in the transaction, were fully provisioned.

National Institute of Social Security (INSS) - R$ 167 milion in Consolidated (12/31/2024 - R$ 142 milion in Consolidated) Banco Santander and the controlled companies discuss administratively and judicially the collection of the contribution of social security and education salary on various funds that, according to the assessment of legal advisors, do not have a salary nature.

Service Tax (ISS) - Financial Institutions – R$ 335 milion in Consolidated (12/31/2024 - R$ 366 milion in Consolidated): Banco Santander and the controlled companies are administratively and judicially discussing the requirement, for several municipalities, for the payment of ISS on various revenues arising from operations that are not usually classified as provision of services. Furthermore, other actions involving ISS, classified as possible risk of loss, are described in note 22.e.

c.2) Judicial and Administrative Proceedings Pertaining to Labor Matters

These are legal actions initiated by Labor Unions, Associations, the Labor Public Prosecutor's Office, and former employees, claiming labor rights they believe are due, particularly regarding the payment of "overtime" and other labor rights, including proceedings related to retirement benefits.

Consolidated Financial Statements | December 31, 2025 |F - 81

*Values expressed in thousands, except when indicated

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

However, the jurisprudence of the STF regarding the constitutionality of the regulations that amended Brazil's monetary standard has not yet been established. On April 14, 2010, the Superior Court of Justice ("STJ") ruled that the deadline for initiating public civil actions related to the inflation adjustments is 5 years from the date of the plans, but this ruling has not yet become final and conclusive. Accordingly, with this decision, a significant number of the claims, as filed after the 5 years deadline, are expected to be declared unfounded, thereby reducing the amounts involved. The STJ also ruled that the deadline for individual savers to register for Public Civil Actions is 5 years, counted from the date of the final judgment of the respective case. Banco Santander is confident in the success of the positions it has advocated before these courts, due to their substance and rationale.

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

On March 11, 2020, the agreement was extended through an addendum, incorporating lawsuits exclusively pertaining to the discussion of the Collor Plan I. This extension is for a term of 5 years, and the ratification of the addendum's terms took place on June 3, 2020.

In May 2025, the Argument of Non-Compliance with Fundamental Precept (ADPF) number 165 was judged, recognizing the constitutionality of the Bresser, Verão, Collor I and II plans and guaranteeing savers the receipt of the amounts established in the collective agreement and setting a deadline of 24 months for new savers to join.

Consolidated Financial Statements | December 31, 2025 |F - 82

*Values expressed in thousands, except when indicated

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

Tax lawsuits with a possible loss classification totaled R$ 37,518 milion in the Consolidated (12/31/2024 - R$ 35,834 milion), with the main lawsuits being as follows:

PIS and COFINS- Lawsuits filed by Banco Santander (Brasil) S.A. and other entities of the Group to prevent the application of Law No. 9,718/98, which changes the calculation basis of the Social Integration Program (PIS) and the Contribution for Social Security Financing (COFINS), extending it to all revenues of the entities, and not only to revenues arising from the provision of services. Regarding the Banco Santander (Brasil) S.A. case, in 2015 the Brazilian Supreme Court (STF) admitted the extraordinary appeal filed by the Federal Government regarding PIS and denied the extraordinary appeal filed by the Federal Public Prosecutor's Office regarding the contribution to COFINS, confirming the decision of the Federal Regional Court in favor of Banco Santander (Brasil) S.A. in August 2007. The STF decided, by means of General Repercussion, Theme 372 and partially accepted the Federal Government's appeal, establishing the thesis that PIS/COFINS is levied on operating revenues arising from the typical activities of financial institutions. With the publication of the judgment, the Bank filed a new appeal regarding PIS, which is awaiting analysis. Based on the assessment of legal advisors, the risk prognosis was classified as a possible loss, with an appeal not being probable. As of December 31, 2025, the amount involved is R$ 2,349 milion. For the other legal actions, the respective PIS and COFINS obligations were established.

INSS on Profit Sharing or Results (PLR) - The Bank and its subsidiaries are subject to legal and administrative proceedings arising from questions from tax authorities regarding the collection of social security contributions on payments made as profit sharing. On December 31, 2025, the amount was approximately R$ 11,090 milion.

Service Tax (ISS) - Financial institutions - Banco Santander and its subsidiaries are contesting both administratively and judicially the imposition by several municipalities of the ISS on various income derived from operations not typically recognized as service provision. As of December 31, 2025, the value was approximately R$ 3,778 milion .

Non-Ratified Tax Offsetting - The Bank and its subsidiaries are engaged in both administrative and legal disputes with the Federal Revenue Service over the non-ratification of tax offsets involving credits from overpayments or undue payments. As of December 31, 2025, the total amount was approximately R$ 7,068 milion.

Losses in Credit Operations -The Bank and its subsidiaries contested the tax assessments issued by the Brazilian Federal Revenue Service, alleging the undue deduction of losses on credit transactions from the IRPJ and CSLL calculation bases for allegedly not meeting the requirements of the applicable laws. On December 31, 2025, the amount was approximately R$ 1,153 milion.

Use of CSLL Tax Loss and Negative Base - Notices of infraction issued by the Brazilian Federal Revenue for the fiscal years 2009 and 2019, concerning alleged improper offsetting of tax losses and negative CSLL base, following tax assessments from previous periods. A decision in the administrative court is pending. As of December 31, 2025, the value was approximately R$ 2,729 milion .

Amortization of Goodwill from Banco Sudameris Acquisition - The tax authorities issued notices of violation to demand payment of IRPJ and CSLL, including late payment charges, related to the tax deduction of the amortization of the goodwill paid in the acquisition of Banco Sudameris, for the base period from 2007 to 2012. Banco Santander presented the respective administrative defenses. The first period assessed is awaiting analysis of an appeal at CARF. Regarding the period from 2009 to 2012, a lawsuit was filed to discuss the IRPJ portion, due to the unfavorable conclusion in the administrative process. For the CSLL portion of this same period, we request the withdrawal of the Special Appeal filed, aiming to take advantage of the benefits established by Law No. 14,689/2023 (quality vote). A lawsuit will be filed for the remaining portion. On December 31, 2025, the amount was approximately R$ 836 milion .

IRPJ and CSLL Capital Gains - The Brazilian Federal Revenue Service issued a tax assessment notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par) charging income tax and social contribution related to the fiscal year 2005. The Brazilian Federal Revenue Service claims that the capital gain on the sale of shares of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be taxed at a rate of 34.0% instead of 15.0%. The assessment was administratively challenged based on the understanding that the tax treatment adopted in the transaction was in accordance with the current tax legislation and the capital gain was duly taxed. The administrative proceeding ended unfavorably to the Company. In July 2020, the Company filed a lawsuit seeking to cancel the debt. The lawsuit is awaiting judgment. Banco Santander is responsible for any adverse outcome in this proceeding as the former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. On December 31, 2025, the value was approximately R$ 603 milion .

Consolidated Financial Statements | December 31, 2025 |F - 83

*Values expressed in thousands, except when indicated

IRRF – Overseas Remittance - The Company filed a lawsuit seeking to eliminate the taxation of Income Tax Withheld at Source – IRRF, on payments derived from the provision of technology services by companies headquartered abroad, due to the existence of International Treaties signed between Brazil-Chile; Brazil-Mexico and Brazil-Spain, thus avoiding double taxation. A favorable judgment was handed down and the National Treasury appealed to the Regional Federal Court of the 3rd Region, where it awaits judgment. On December 31, 2025, the amount was approximately R$ 1,524 milion.

Labor and civil lawsuits classified as having a potential loss totaled R$ 1,493 million and R$ 2,226 million, respectively, in the consolidated figures.

23.	Tax assets and liabilities

a) Income tax and social contribution

The total charges for the period can be reconciled with the accounting profit as follows:

Thousand of Reais	2025	2024	2023

Operating Profit Before Tax	16,728,994	19,190,228	11,921,651
Tax Rate (25% income tax and 20% social contribution tax) (3)	(7,528,047)	(8,635,601)	(5,364,743)
PIS and COFINS (net of income and social contribution taxes) (1)	(4,605,498)	(3,258,281)	(3,789,866)
Non-taxable/Non-deductible:
Equity method	206,241	140,870	108,380
Non-Deductible Expenses Net from Non-Taxable Income (2)	1,911,762	1,345,411	1,016,111
Adjustments:
Recognition (Reversal) of Income/Social Contribution Taxes on Temporary Differences	193,371	(224,038)	127,166
Interest on Equity	3,376,308	2,589,128	2,660,040
Effect of CSLL (Social Contribution on Net Profit) Rate Difference (3)	970,695	1,441,329	684,133
Other adjustments	1,711,297	824,718	2,135,940
Income taxes	(3,763,871)	(5,776,465)	(2,422,839)
Comprising:
Current taxes	(8,068,996)	(6,193,804)	(7,962,995)
Deferred taxes	4,305,125	417,339	5,540,156
Taxes paid during the fiscal year	(6,509,969)	(5,423,514)	(5,892,511)
(1)	PIS and COFINS are considered as components of the profit base (net base of certain income and expenses); therefore, in accordance with IAS 12, they are recorded as income taxes.
(2)	It mainly includes the tax effect on income from updates to judicial deposits and other income and expenses that are permanent differences.
(3)	In the Consolidated Financial Statements, we account for the difference in CSLL (Social Contribution on Net Profit) tax rates of 9% (non-financial companies), 15% (financial companies), and 20% (banks).

Foreign Exchange Hedge of the Grand Cayman and Luxembourg Branches

Banco Santander operates branches in the Cayman Islands and Luxembourg, which are primarily used for raising funds in international capital and financial markets, providing the Bank with credit lines that are extended to its clients for trade financing and working capital.

To hedge against exchange rate fluctuations, the Bank uses derivatives and funding. According to Brazilian tax rules, gains or losses resulting from the impact of the Real's appreciation or depreciation on foreign investments are taxable or deductible for income tax/social contribution purposes, while gains or losses from derivatives used as hedging are also taxable or deductible. The purpose of these derivatives is to protect net income after taxes.

Consolidated Financial Statements | December 31, 2025 |F - 84

*Values expressed in thousands, except when indicated

The still distinct tax treatment for PIS and COFINS taxes on such exchange rate differences results in volatility in "Operating Profit before Tax" and in the "Income Tax" item. The effects of the transactions carried out, as well as the total effect of the exchange rate hedge for the fiscal years ending December 31, 2025, 2024, and 2023, are detailed below:

Thousand of Reais	2025	2024	2023
Foreign exchange fluctuations (net)
Gains (losses) arising from exchange rate fluctuations on the Bank’s investments in the Cayman and Luxembourg Branches	(7,474,761)	13,627,778	(3,281,452)
Gains (losses) on financial assets and liabilities
Income generated from the use of derivative contracts as foreign exchange hedge	7,838,473	(14,292,394)	3,444,617
Income Taxes
Tax effect of derivative contracts used as hedge - PIS/COFINS	(363,712)	664,616	(163,165)

b) Effective tax rate calculation

The effective tax rates are:

Thousand of Reais	2025	2024	2023
Operating Income Before Tax	16,728,994	19,190,228	11,921,651
Income Tax	(3,763,871)	(5,776,465)	(2,422,839)
Effective tax rate	22.50%	30.10%	20.32%

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank has recorded the following amounts directly in equity:

Thousand of Reais	2025	2024	2023
Tax credits recognized in equity	315,477,464	339,389,357	139,356,609
Measurement of securities at fair value through other comprehensive income	308,792,800	333,401,042	136,550,936
Measurement of cash flow hedge	3,032,990	2,607,676	223,487
Measurement of investment hedge	1,421,361	562,353	562,353
Measurement of defined benefit plan	2,230,313	2,818,286	2,019,833
Tax expenses recognized in equity	(320,585,520)	(346,808,871)	(140,799,732)
Measurement of securities at fair value through other comprehensive income	(309,559,753)	(335,837,710)	(133,417,362)
Measurement of cash flow hedge	(3,361,605)	(2,628,353)	(430,444)
Measurement of investment hedge	(1,421,361)	(1,421,361)	(1,421,361)
Measurement of defined benefit plan	(6,242,801)	(6,921,447)	(5,530,565)
Total	(5,108,056)	(7,419,514)	(1,443,123)

This pertains to deferred tax liabilities recognized in equity, arising from temporary differences accounted for in equity.

d) Deferred taxes

The balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” are presented as follows:

Thousand of Reais	2025	2024

Deferred Tax Assets	50,854,830	48,223,877
Comprising:
Temporary differences (1)	45,562,986	42,737,528
Tax loss	5,291,844	5,486,349
Total deferred tax assets	50,854,830	48,223,877

Deferred tax liabilities	4,589,099	5,689,440
Comprising:
Excess depreciation of leased assets	414,762	394,257
Fair value adjustment of trading securities and derivatives	4,174,337	5,295,183
Total deferred tax liabilities	4,589,099	5,689,440
(1)	Temporary differences primarily related to impairment losses on loans and receivables, provisions for judicial and administrative proceedings, and the effect of the fair value on financial instruments.

Consolidated Financial Statements | December 31, 2025 |F - 85

*Values expressed in thousands, except when indicated

The changes in the balances of “Deferred Tax Assets” and “Deferred Tax Liabilities” over the last three fiscal years were the following:

Thousand of Reais	Balances at December 31, 2024	Adjustment to Income	Fair value adjustments (1)	Other (2)	Balance on December 31, 2025

Deferred Tax Assets	48,223,877	3,110,827	(573,469)	93,595	50,854,830
Temporary differences	42,737,528	3,305,332	(573,469)	93,595	45,562,986
Tax loss	5,486,349	(194,505)	-	-	5,291,844
Deferred Tax Liabilities:	5,689,440	(1,194,298)	247,771	(153,814)	4,589,099
Temporary differences	5,689,440	(1,194,298)	247,771	(153,814)	4,589,099
Total	42,534,437	4,305,125	(821,240)	247,409	46,265,731

Thousand of Reais	Balances at December 31, 2023	Adjustment to Income	Adjustments to fair value (1)	Other (2)	Balance on December 31, 2024

Deferred Tax Assets	43,445,704	3,124,515	2,460,496	(806,838)	48,223,877
Temporary differences	37,877,300	3,206,570	2,460,496	(806,838)	42,737,528
Tax loss	5,561,066	(74,717)	-	-	5,486,349
CSLL 18%	7,338	(7,338)	-	-	-
Deferred Tax Liabilities:	3,699,432	2,238,539	597,555	(846,086)	5,689,440
Temporary differences	3,699,432	2,238,539	597,555	(846,086)	5,689,440
Total	39,746,272	885,976	1,862,941	39,248	42,534,437

(1) Refers to the tax recognized in equity.

(2) In 2025, it refers mainly to the net of deferred taxes in the amount of R$247,409 (2024 – R$39,248 and 2023 – R$63,753), which have the same counterparty and realization period.

e) Expected realization of deferred tax assets

	Deferred Tax Assets			Deferred Tax Liabilities
Year	Temporary differences	Tax losses	Total	Temporary differences	Total
2026	9,572,148	36,844	9,608,992	1,092,810	1,092,810
2027	6,937,859	1,090,696	8,028,555	1,095,782	1,095,782
2028	6,129,936	2,304,325	8,434,261	870,727	870,727
2029	5,162,834	1,854,527	7,017,361	850,912	850,912
2030	4,908,139	3,730	4,911,869	151,612	151,612
2031 to 2035	12,852,070	1,722	12,853,792	222,694	222,694
After 2036	-	-	-	304,562	304,562
Total	45,562,986	5,291,844	50,854,830	4,589,099	4,589,099

24.	Other liabilities

Next, the breakdown of the balance of the line “Other Liabilities” line item:

Thousand of Reais	2025	2024

Provisioned expenses and deferred income (1)	3,573,354	3,542,200
Ongoing transactions (3)	698,571	1,148,561
Provision for stock-based compensation	305,685	278,707
Insurance contract liabilities	1,469,292	1,579,095
Net liability to third parties (4)	2,960,493	-
Other (2)	8,233,750	6,835,316
Total	17,241,145	13,383,879
(1)	Primarily relates to outstanding payments for personnel expenses
(2)	Includes Credits for Funds to be Disbursed, such as Administrative Fees, and Payables from Related Parties and Suppliers.
(3)	Mainly includes amounts to be transferred to credit card networks (funds in transit) and amounts to be disbursed for real estate loan operations.
(4)	Securitization without risk transfer, economically equivalent to the issuance of structured debt instruments with payment subordination.

Consolidated Financial Statements | December 31, 2025 |F - 86

*Values expressed in thousands, except when indicated

25.	Other Comprehensive Income

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

The breakdown, by type of instrument and the issuer's geographical origin, of adjustments in Other Comprehensive Income – Financial Assets Measured at Fair Value through Other Comprehensive Income (IFRS 9) as of December 31, 2025, is as follows:

Thousand of Reais	2025
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	2,376,664	(1,250,469)	1,126,195	69,354,220
Private securities	-	(404)	(404)	-
Total	2,376,664	(1,250,873)	1,125,791	69,354,220

Thousand of Reais	2024
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	825,610	(4,604,296)	(3,778,686)	86,437,770
Private securities	2,043,223	(429,081)	1,614,142	5,621,137
Total	2,868,833	(5,033,377)	(2,164,544)	92,058,907

Consolidated Financial Statements | December 31, 2025 |F - 87

*Values expressed in thousands, except when indicated

Thousand of Reais	2023
	Revaluation gains	Revaluation losses	Net recognized gains/losses	Fair value
Debt Instruments
Government securities	2,533,250	(1,437,728)	1,095,522	58,841,921
Private securities	10,864	(568,948)	(558,084)	194,216
Total	2,544,114	(2,006,676)	537,438	59,036,137

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

c) Foreign Investment translation adjustments

Foreign investment translation adjustments include the net amount of differences arising from translating the balances of consolidated entities whose functional currency is not the Brazilian Real into Brazilian Reais (note 2.a).

26.	Non-controlling interests

Non-controlling interests" refer to the net value of the equity equivalence of the portion of profit or loss attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion of annual profit attributed to subsidiaries.

a) Composition

The balance of the "Non-controlling Interests" line item is detailed below:

Thousand of Reais	2025	2024

Total	1,379,614	335,447
Rojo Entretenimento S.A.	9,385	11,226
Banco Hyundai Capital	380,036	324,819
Fit Economia de Energia S.A.	(20,682)	(4,382)
América Gestão Serviços em Energia S.A.	3,056	3,784
Santander SBAC II Renda Fixa Curto Prazo	1,007,819	—

Thousand of Reais	2025	2024

Profit attributable to non-controlling interests	199,088	48,257
Comprising:
Rojo Entretenimento S.A.	682	977
Banco Hyundai Capital	81,814	61,493
Return Capital Gestão de Ativos e Participações S.A.	-	(6,287)
Solution 4Fleet Consultoria Empresarial S.A.	-	416
Fit Economia de Energia S.A.	(13,130)	(7,272)
América Gestão Serviços em Energia S.A.	(1,864)	(1,070)
Santander SBAC II Renda Fixa Curto Prazo	131,586	—

Consolidated Financial Statements | December 31, 2025 |F - 88

*Values expressed in thousands, except when indicated

b) Changes

The changes in the balance of "Non-controlling interests" are summarized in the table below:

	2025	2024	2023
Thousand of Reais
Balance at the beginning of the fiscal year	335,447	403,350	497,342
Incorporation / Acquisition	876,232	(112,710)	(134,214)
Dividends paid / Interest on Capital	-	-	(6,790)
Profit attributable to non-controlling interests	199,088	48,257	49,499
Others	(31,153)	(3,450)	(2,487)
Balance at the end of the fiscal year	1,379,614	335,447	403,350

27.	Shareholders’ equity

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

At the Ordinary General Meeting held on April 26, 2024, the increase in share capital in the amount of R$10,000,000,000.00 (ten billion reais) was approved, without the issuance of new shares, through the capitalization of part of the balance of the statutory profit reserve.In this way, the share capital of Banco Santander Brasil becomes R$65,000,000,000.00 (sixty-five billion reais).

The share capital, fully subscribed and paid up, is divided into registered, book-entry shares with no nominal value.

	Thousand of shares
			2025			2024
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	129,745	155,583	285,328	138,618	164,502	303,120
Foreign residents	3,688,950	3,524,253	7,213,203	3,680,077	3,515,334	7,195,411
Total shares	3,818,695	3,679,836	7,498,531	3,818,695	3,679,836	7,498,531
(-) Treasury shares	(13,666)	(13,665)	(27,331)	(19,452)	(19,452)	(38,904)
Total outstanding	3,805,029	3,666,171	7,471,200	3,799,243	3,660,384	7,459,627

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

Consolidated Financial Statements | December 31, 2025 |F - 89

*Values expressed in thousands, except when indicated

Below, we present the distribution of Dividends and Interest on Equity made on December 31, 2025 and December 31, 2024.

	2025
		Real per Thousand Shares / Units
	Thousand of Reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Interest on Capital (1)(5)	1,500,000	191.68	210.84	402.52	162.92	179.22	342.14
Interest on Capital (2)(5)	1,500,000	191.39	210.53	401.92	162.68	178.95	341.63
Interest on Capital (3)(5)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Interest on Capital (4)(5)	2,000,000	255.18	280.70	535.88	216.90	238.59	455.49
Dividends (4)(5)	620,000	79.10	87.01	166.11	67.23	73.96	141.19
Total	7,620,000
((1)	Deliberated by the Board of Directors on January 10, 2025, paid on February 12, 2025, without any remuneration as monetary adjustment.
((2)	Deliberated by the Board of Directors on April 10, 2025, paid on May 8, 2025, without any remuneration as monetary adjustment.
((3)	Deliberated by the Board of Directors on July 10, 2025, paid on August 9, 2025, without any remuneration as monetary adjustment.
((4)	Deliberated by the Board of Directors on October 10, 2025, paid on November 8, 2025, without any remuneration as monetary adjustment.
(5)	Deliberated by the Board of Directors on December 22, 2025, paid on February 5, 2026, without any remuneration as monetary adjustment.
(6)	They were fully allocated to the mandatory minimum dividends distributed by the Bank for the financial year ending December 31, 2025.

	2024
		Real per Thousand Shares / Units
	Thousand of Reais	Gross			Net
		Common	Preferred	Units	Common	Preferred	Units
Interest on Capital (1)(5)	1,500,000	191.84	221.02	412.86	163.06	179.37	342.43
Interest on Capital (2)(5)	1,500,000	191.62	210.78	402.40	162.88	179.16	342.04
Interest on Capital (3)(5)	1,500,000	191.67	210.83	402.50	162.92	179.21	342.13
Interest on Capital (4)(5)	1,300,000	166.10	182.71	348.81	141.18	155.30	296.48
Dividends (4)(5)	200,000	25.55	28.11	53.66	25.55	28.11	53.66
Total	6,000,000
(1)	Approved by the Board of Directors on January 11, 2024, paid on February 8, 2024, without any remuneration for monetary adjustment.
(2)	Resolved by the Board of Directors on April 10, 2024, paid on May 15, 2024, without any remuneration for monetary adjustment.
(3)	Resolved by the Board of Directors on July 10, 2024, paid on August 9, 2024, without any remuneration for monetary adjustment.
(4)	Resolved by the Board of Directors on October 10, 2024, paid on November 8, 2024, without any remuneration for monetary adjustment.
(5)	They were fully allocated to the mandatory minimum dividends distributed by the Bank for the financial year 2024. .

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

For corporate purposes, especially for meeting the reserves provided for in Law No. 6,404/76, the balances are determined based on the financial statement under BRGAAP, which was published on February 4, 2026.

Consolidated Financial Statements | December 31, 2025 |F - 90

*Values expressed in thousands, except when indicated

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

The Buyback Program covers the acquisition of up to 36,205,005 Units, representing 36,205,005 common shares and 36,205,005 preferred shares, which corresponded, on December 31, 2025, to approximately 1% of the Bank's share capital. On December 31, 2025, Banco Santander had 356,245,448 common shares and 384,049,858 preferred shares outstanding.

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

	2025	2024
	Quantity	Quantity
	Units	Units
Treasury shares at beginning of the period	19,451	27,193
Shares Acquisitions	-	2,770
Payment - Share-based compensation	(5,785)	(10,511)
Treasury shares at end of the period	13,666	19,452
Balance of Treasury Shares in thousand of Reais	R$717,789	R$882,936
Emission Costs in thousands of Reais	R$1,771	R$1,771
Balance of Treasury Shares in thousands of Reais	R$719,560	R$884,707

Cost/Share Price	Units	Units
Minimum cost (*)	R$7.55	R$7.55
Weighted average cost (*)	R$27.33	R$27.46
Maximum cost (*)	R$49.55	R$49.55
Share Price	R$28.22	R$24.93
(*)	Since the beginning of trading on the stock exchange.

Additionally, for the fiscal year ended December 31, 2025, trading of treasury shares resulted in a loss of R$22,106 (2024 – gain of R$25,163), which was directly recognized in equity under capital reserves.

28.	Earnings per share

a) Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period.

	2025	2024	2023
Profit attributable to the Parent	12,766,035	13,365,506	9,449,313

Earnings per share (in Reais BRL)
Basic Profit per 1,000 shares (in Reais - BRL)
Common shares	1,629.22	1,708.02	1,208.83
Preferred shares	1,792.14	1,878.82	1,329.71
Net Profit attributable - Basic (in Reais BRL)
Common shares	6,197,567	6,488,760	4,587,598
Preferred shares	6,568,468	6,876,746	4,861,715

Weighted average shares outstanding (in thousands) - Basic
Common shares	3,804,009	3,799,003	3,795,082
Preferred shares	3,665,150	3,660,144	3,656,223

Consolidated Financial Statements | December 31, 2025 |F - 91

*Values expressed in thousands, except when indicated

b) Diluted earning per share

Diluted earnings per share is calculated by dividing the net profit attributable to the Parent Company by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held over the same period, and including the potential dilutive effect of long-term compensation programs,

	2025	2024	2023
Profit attributable to the Parent	12,766,035	13,365,506	9,449,313

Earnings per share (in Reais - BRL)
Diluted earnings per 1,000 shares (in Reais - BRL)
Common shares	1,602.61	1,688.90	1,121.49
Preferred shares	1,762.87	1,878.82	1,329.71
Net Profit attributable - Basic (in Reais - BRL)
Common shares	6,304,861	6,565,712	4,938,874
Preferred shares	6,461,174	6,799,794	4,510,439

Weighted average shares outstanding (in thousand) - Diluted
Common shares	3,934,128	3,887,558	4,403,869
Preferred shares	3,665,150	3,660,144	3,656,223

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

Consolidated Financial Statements | December 31, 2025 |F - 92

*Values expressed in thousands, except when indicated

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

The table below provides a summary of the fair values of financial assets and liabilities for the fiscal years ended on December 31, 2025 and 2024, classified according to the various measurement methods the Bank has adopted to determine their fair value.

				12/31/2025
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	84,368,028	174,725,164	3,313,957	262,407,149
Debt instruments	79,505,635	14,889,571	1,150,820	95,546,026
Equity instruments	4,862,393	-	-	4,862,393
Derivatives	-	64,266,589	1,323,617	65,590,206
Loans and advances to customers	-	5,574,067	839,520	6,413,587
Reserves at the Central Bank of Brazil	-	89,994,937	-	89,994,937
Financial Assets Measured At Fair Value Through Other Comprehensive Income	65,444,645	-	4,001,938	69,446,583
Debt instruments	65,444,625	-	3,909,595	69,354,220
Equity instruments	20	-	92,343	92,363
Hedging derivatives (assets)	-	217,492	-	217,492
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	110,545,164	1,926,147	112,471,311
Derivatives	-	57,901,839	1,926,147	59,827,986
Short positions	-	49,380,059	-	49,380,059
Bonds and securities obligations	-	3,263,266	-	3,263,266
Hedging derivatives (liabilities)	-	184,005	-	184,005

				12/31/2024
	Level 1	Level 2	Level 3	Total
Financial Assets Measured At Fair Value Through Profit Or Loss	90,905,041	132,973,627	7,123,218	231,001,886
Debt instruments	88,260,075	15,624,289	3,700,691	107,585,055
Equity instruments	2,644,966	296,834	27,023	2,968,823
Derivatives	-	39,468,524	707,294	40,175,818
Loans and advances to customers	-	2,223,593	2,688,210	4,911,803
Reserves at the Central Bank of Brazil	-	75,360,387	-	75,360,387
Financial Assets Measured At Fair Value Through Other Comprehensive Income	88,640,516	-	3,438,024	92,078,540
Debt instruments	88,620,903	-	3,438,004	92,058,907
Equity instruments	19,613	-	20	19,633
Hedging derivatives (assets)	-	30,481	-	30,481
Financial Liabilities Measured At Fair Value Through Profit Or Loss	-	82,213,242	509,368	82,722,610
Derivatives	-	38,771,080	509,368	39,280,448
Short positions	-	39,396,666	-	39,396,666
Bonds and securities obligations	-	4,045,496	-	4,045,496
Hedging derivatives (liabilities)	-	129,826	-	129,826

Consolidated Financial Statements | December 31, 2025 |F - 93

*Values expressed in thousands, except when indicated

Level 3 Fair Value Changes

The tables below detail the transactions that occurred during the year 2025 and 2024 assets and liabilities classified as Level 3 in the fair value hierarchy:

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value
	12/31/2024				12/31/2025
Financial Assets Measured At Fair Value Through Profit Or Loss	7,123,218	(283,424)	(1,798,299)	(1,727,538)	3,313,957
Financial Assets Measured At Fair Value Through Other Comprehensive Income	3,438,024	130,982	-	432,932	4,001,938
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	509,368	127,254	(421,435)	1,710,960	1,926,147

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value
	12/31/2023				12/31/2024
Financial Assets Measured At Fair Value Through Profit Or Loss	6,568,685	(67,560)	(4,276,225)	4,898,318	7,123,218
Financial Assets Measured At Fair Value Through Other Comprehensive Income	2,610,638	(167,705)	(98,568)	1,093,659	3,438,024
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	914,261	(214,958)	(189,987)	52	509,368

	Fair Value	Gains/ losses (Realized/Not Realized)	Transfers to Level 3	Additions / Low	Fair value
	12/31/2022				12/31/2023
Financial Assets Measured At Fair Value Through Profit Or Loss	3,652,114	(50,682)	1,093,895	1,873,358	6,568,685
Financial Assets Measured At Fair Value Through Other Comprehensive Income	1,503,441	30,764	1,090,459	(14,026)	2,610,638
Financial Liabilities Measured At Fair Value In Profit Or Loss Held For Trading	233,762	(109,800)	384,082	406,217	914,261

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

i) Financial assets measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial assets measured at values other than their fair values and their respective fair values as of December 31, 2025 and 2024:

					12/31/2025
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	20,232,729	20,232,729	20,232,729	-	-
Financial Assets Measured At Amortized Cost:
Loans and amounts due from credit institutions	35,947,923	35,947,923	-	20,311,427	15,636,496
Loans and advances to customers	558,134,969	558,401,338	-	-	558,401,338
Debt instruments	114,708,615	114,803,683	53,703,410	2,426	61,097,847
Reserves at the Central Bank of Brazil	91,754,315	91,754,315	-	91,754,315	-
Total	820,778,551	821,139,988	73,936,139	112,068,168	635,135,681

Consolidated Financial Statements | December 31, 2025 |F - 94

*Values expressed in thousands, except when indicated

					12/31/2024
Assets	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Open market investments	37,084,254	37,084,254	37,084,254	-	-
Financial Assets Measured At Amortized Cost
Loans and amounts due from credit institutions	30,177,627	30,177,627	-	6,757,021	23,420,606
Loans and advances to customers	561,178,111	554,791,402	-	-	554,791,402
Debt instruments	84,529,222	84,380,507	34,616,776	-	49,763,731
Reserves at the Central Bank of Brazil	92,439,824	92,439,824	-	92,439,824	-
Total	805,409,038	798,873,614	71,701,030	99,196,845	627,975,739

ii) Financial liabilities measured at a value other than fair value

Below, we present a comparison between the carrying amounts of the Bank's financial liabilities measured at values other than their fair values and their respective fair values as of December 31, 2025 and 2024:

					12/31/2025
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of credit institutions	146,867,521	146,867,521	-	25,279,956	121,587,565
Customer deposits	593,328,796	593,328,796	-	76,561,726	516,767,070
Marketable debt securities	156,662,290	159,163,562	-	-	159,163,562
Debt instruments Eligible Capital	28,113,937	28,113,937	-	-	28,113,937
Other financial liabilities	67,414,002	67,414,002	-	-	67,414,002
Other financial liabilities	992,386,546	994,887,818	-	101,841,682	893,046,136

					12/31/2024
Liabilities	Accounting Value	Fair Value	Level 1	Level 2	Level 3
Financial Liabilities at Measured Amortized Cost:
Deposits of credit institutions	158,565,482	158,565,482	-	35,608,595	122,956,887
Customer deposits	605,068,163	605,831,373	-	81,663,106	524,168,267
Marketable debt securities	135,632,632	137,664,088	-	-	137,664,088
Debt instruments Eligible Capital	23,137,784	23,137,784	-	-	23,137,784
Other financial liabilities	79,177,179	79,177,179	-	-	79,177,179
Other financial liabilities	1,001,581,240	1,004,375,906	-	117,271,701	887,104,205

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

Consolidated Financial Statements | December 31, 2025 |F - 95

*Values expressed in thousands, except when indicated

30.	Operational Ratios

The Brazilian Central Bank requires financial institutions to maintain a Regulatory Capital (RC), Tier 1 Capital, and Common Equity Tier 1 Capital (CET1) that are compatible with the risks inherent in their activities, exceeding the minimum Required Regulatory Capital, represented by aggregating the credit risk, market risk, and operational risk components.

As established in CMN Resolution No. 4,958/2021, the Regulatory Capital requirement is set at 11.50%, comprising 8.00% of Minimum Regulatory Capital, 2.50% of Capital Conservation Buffer, and 1.00% of Systemic Risk Buffer. The Tier 1 Capital Ratio stands at 9.50%, and the Minimum Common Equity Tier 1 Capital is 8.00%. Continuing with the implementation of the rules set forth by CMN Resolution No. 4,955/2021, the calculation of capital adequacy ratios is conducted on a consolidated basis, utilizing data from the Prudential Conglomerate, as established by CMN Resolution No. 4,950/2021, demonstrated below:

Thousand of Reais	2025	2024
Tier I Regulatory Capital	94,548.4	85,562.9
Principal Capital	86,426.5	77,547.6
Supplementary capital	8,121.9	8,015.3
Tier II Regulatory Capital	20,521.2	15,488.4
Regulatory Capital (Tier I and II)	115,069.5	101,051.2
Credit Risk (1)	627,239.5	603,286.5
Market Risk (2)	45,564.2	43,523.7
Operational Risk	74,911.2	60,643.3
Total RWA (3)	747,714.9	707,453.5
Basel I Ratio	12.64	12.09
Basel Principal Capital	11.56	10.96
Basel Regulatory Capital	15.39	14.28
(1)	Credit risk exposures subject to capital requirement calculations under the standardized approach (RWACPAD) are based on the procedures established by BCB Resolution No. 229, dated May 12, 2022.
(2)	Includes the portions for market risk exposures subject to variations in interest rates (RWAjur1), foreign currency coupons (RWAjur2), price indexes (RWAjur3), and interest rate coupons (RWAjur4), the price of commodities (RWAcom), the price of shares classified in the trading portfolio (RWAacs), portions for exposure to gold, foreign currency and operations subject to exchange rate variation (RWAcam), and adjustment for derivatives arising from variation in the counterparty's credit quality (RWAcva)..Risk Weighted Assets or risk weighted assets.
(3)	Risk Weighted Assets or risk weighted assets.

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

The breakdown of the main items of interest and similar income earned in 2025, 2024 and 2023 is presented below:

Thousand of Reais	2025	2024	2023

Cash and balances with the Brazilian Central Bank	11,151,386	17,990,483	13,807,832
Loans and advances - Credit institutions	5,792,915	2,992,514	2,234,602
Loans and advances - Customers	100,075,356	75,859,217	81,330,804
Debt instruments	35,148,026	29,500,935	24,195,031
Pension Plans (note 21)	44,175	36,014	36,973
Other interest	10,282,781	10,804,315	6,677,465
Total	162,494,639	137,183,478	128,282,707

Consolidated Financial Statements | December 31, 2025 |F - 96

*Values expressed in thousands, except when indicated

32.	Interest and similar expenses

Interest and similar expenses" in the consolidated income statement consist of interest accrued in the year on all financial liabilities with implicit or explicit return, including remuneration in kind, calculated using the effective interest method, regardless of the measurement of the fair value, cost adjustments as a result of hedge accounting and interest costs attributed to pension funds.

The breakdown of the main items of interest and similar charges accrued in 2025, 2024 and 2023 is as follows:

Thousand of Reais	2025	2024	2023

Deposits from credit institutions	6,899,809	8,905,425	9,828,381
Customer deposits	53,594,440	58,469,742	48,543,885
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	3,839,689	3,778,418	4,998,766
Debt Instruments Eligible to Compose Capital (note 19)	3,683,973	2,523,206	1,925,772
Pension Plans (note 21)	133,070	241,133	189,138
Other interest (1)	36,709,340	6,586,994	15,912,731
Total	104,860,321	80,504,918	81,398,673
(1)	It is mainly composed of Interest Expenses from Repurchase Agreements and Expenses from Financial Bills and Other Private Securities.

33.	Equity instrument income

The "Equity Instrument Income" line item encompasses dividends and payments received as well as the profits generated by invested entities after the acquisition of equity instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2025	2024	2023

Equity instruments classified as:
Financial Assets Measured At Fair Value Through Profit Or Loss	5,134	31,626	18,658
Financial Assets Measured At Fair Value Through Other Comprehensive Income	80,394	52,021	3,521
Total	85,528	83,647	22,179

34.	Fee and commission income

The "Fee and Commission Income" line item includes all fees and commissions accrued to the Bank's benefit during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2025	2024	2023
Collection and payment services:
Bills	882,398	961,360	1,040,113
Demand accounts	2,821,608	2,965,171	2,940,423
Cards (Credit and Debit) and Acquiring Services	7,396,239	6,663,921	6,528,718
Checks and other	79,829	87,459	98,884
Orders	1,129,938	1,095,150	905,907
Total	12,310,012	11,773,061	11,514,045

Marketing of non-Banking financial products:
Investment funds	628,939	573,929	510,695

Consolidated Financial Statements | December 31, 2025 |F - 97

*Values expressed in thousands, except when indicated

Insurance and brokerage commissions	4,540,439	4,183,116	3,646,974
Capitalization plans	996,108	622,573	712,660
Total	6,165,486	5,379,618	4,870,329

Securities services:
Securities underwriting and placement	1,156,528	1,077,297	1,167,677
Securities trading	234,863	329,009	291,167
Administration and custody	1,214,251	984,656	898,058
Asset management	1,899	418	1,645
Total	2,607,541	2,391,380	2,358,547

Other:
Foreign exchange	1,896,397	1,835,203	1,856,492
Financial guarantees	911,072	884,711	757,770
Other fees and commissions	1,631,339	1,401,014	1,097,595
Total	4,438,808	4,120,928	3,711,857
Total	25,521,847	23,664,987	22,454,778

35.	Fee and commission expenses

The "Fee and Commission Expenses" line item reflects the total amount of fees and commissions paid or payable during the year, excluding those that are incorporated into the effective interest rate on financial instruments.

The breakdown of the balance for this line item is presented below:

Thousand of Reais	2025	2024	2023

Commissions assigned to third parties (1)	5,055,514	4,541,274	4,147,976
Other fees and commissions	2,970,877	1,918,504	2,666,837
Total	8,026,391	6,459,778	6,814,813
(1)	Primarily consisting of credit cards.

36.	Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities comprise the fair value adjustments of financial instruments, excluding those related to accrued interest from applying the effective interest method and provisions, as well as the gains or losses incurred from buying or selling financial instruments.

The breakdown of the balance for this line item, categorized by type of instrument, is presented below:

Thousand of Reais	2025	2024	2023

Financial Assets Measured At Fair Value Through Profit Or Loss (1)	7,889,797	(641,147)	3,440,830
Financial Assets Not Measured At Fair Value Through Profit Or Loss	(416,389)	(180,427)	(463,844)
Debt instruments	(401,079)	(105,789)	(42,405)
Equity instruments	(15,310)	(74,638)	(421,439)
Of which: Financial Assets Measured At Fair Value Through Other Comprehensive Income
Gains or losses from hedge accounting, net	3,471,911	(537,100)	(247,467)
Total	10,945,319	(1,358,674)	2,729,519
(1)	Includes the foreign exchange hedge of the Bank’s position in Cayman (note 23).

Consolidated Financial Statements | December 31, 2025 |F - 98

*Values expressed in thousands, except when indicated

37.	Foreign exchange fluctuations (net)

Foreign exchange fluctuations reflect the gains or losses on currency transactions, the changes resulting from the conversion of monetary items from a foreign currency to the functional currency, and the gains or losses recognized on non-monetary foreign currency assets at the time of disposal.

Thousand of Reais	2025	2024	2023

Revenue with Exchange Variations	510,993,772	121,821,934	104,400,557
Expenses with Exchange Variations	(521,807,828)	(120,334,255)	(103,335,390)
Total	(10,814,056)	1,487,679	1,065,167

38.	Other Operating Expenses (Net)

The breakdown of the "Other Operating Income (Expenses)" line item is presented below:

Thousand of Reais	2025	2024	2023

Other operating income	809,933	1,135,725	714,363
Other operating expense	(990,018)	(1,172,124)	(866,732)
Contributions to fund guarantee of credit - FGC	(628,236)	(615,722)	(563,421)
Total	(808,321)	(652,121)	(715,790)

39.	Personnel expenses

a) Breakdown

The breakdown of the “Personnel Expenses” line item is presented below:

Thousand of Reais	2025	2024	2023

Wages and salaries	7,241,613	7,087,141	6,640,403
Social security costs	1,712,591	1,692,382	1,654,056
Benefits	1,771,477	1,753,478	1,659,195
Defined benefit pension plans (note 21)	5,841	6,280	3,867
Contributions to defined contribution pension plans	240,368	215,685	180,926
Share-based compensation	211,800	294,088	163,695
Training	66,584	68,043	61,686
Other personnel expenses	449,072	480,899	450,098
Total	11,699,346	11,597,996	10,813,926

Consolidated Financial Statements | December 31, 2025 |F - 99

*Values expressed in thousands, except when indicated

b) Stock-based compensation

Banco Santander maintains long-term incentive programs linked to the performance of its instruments, both in Brazil (SANB11) and globally. The plans aim to align the interests of executives and shareholders, promoting a focus on the sustainability of market value and the creation of long-term value. Eligible members include members of the Executive Board and other executives nominated by the Board of Directors, considering criteria of seniority and strategic impact. Board members only participate if they hold positions on the Executive Board.

b.1) Local and Global Program

					01/01 to			01/01 to			01/01 to
Program	Liquidity Type	Vesting Period	Period of Exercise		12/31/2025			12/31/2024			12/31/2023
		07/2019 to 06/2022	2024	R$	-	(1)	R$	—	(1)	R$	292,537	SANB 11 (2)
		09/2020 to 09/2022	2024		-	(1)		—	(1)		217,291	(2)
		01/2021 to 10/2024	2024	-	-	(1)	R$	—	(1)	R$	18,270,000	(1)
		01/2023 to 12/2026	2025 and 2026		1,375,000	(1)		750,000	(1)		750,000	(1)
		01/2024 to 12/2027	2026, 2027 and 2028	R$	350,000	(2)	R$	1,100,000	(2)	R$	—	(2)
		01/2021 to 10/2024	2024	-	-	(1)		—	(1)	R$	—	(1)
	Santander Brasil Bank Shares	01/2025 to 12/2028	2026 and 2029		2,500,000	(2)		—	(2)		—	(2)
Local		01/2022 to 12/2025	2025		-	SANB11 (3)		118,363	SANB11 (3)		118,363	SANB11 (3)
		01/2023 to 12/2026	2026	-	11,820	SANB11 (4)	R$	20,263	SANB11 (4)	R$	15,637	SANB11 (4)
		01/2025 to 12/2028	2027 and 2028		143,024	SANB 11			SANB 11			SANB 11
		2023	EUR 367		—	Global Actions (5)		—	Global Actions (5)		80,412	Global Actions (5)
		2023, with limit for options' exercise until 2030	—		385,956	Options on Global Stocks (5)		420,394	Options on Global Stocks (5)		420,394	Options on Global Stocks (5)
		02/2024	EUR 2,685		—	Global Actions (6)		117,601	Global Actions (6)		117,601	Global Actions (6)
		02/2024, with a limit for exercising the options until 02/2029	—		105,534	Global Stock Options (6)		183,840	Global Stock Options (6)		350,839	Global Stock Options (6)
Global	Santander Spain Shares and Options	2025	EUR 3,104		95,786	Global Actions (6)		95,786	Global Actions (6)		95,786	Global Actions (6)
		2025, with a limit for exercising the options until 2030	—		22,989	Global Stock Options (6)		367,827	Global Stock Options (6)		367,827	Global Stock Options (6)
		2026	EUR 3,088		175,476	Global Actions (6)		175,476	Global Actions (6)		199,680	Global Actions (6)
		2026, with a limit for exercising the options until 2033	—		472,469	Global Stock Options (6)		472,469	Global Stock Options (6)		537,637	Global Stock Options (6)
		2027	EUR 6,395		8,528	Global Actions (6)		8,528	Global Actions (6)		9,095,000	Global Actions (6)
		2027, with a limit for exercising the options until 2032	—		80,476	Global Stock Options (6)		80,476	Global Stock Options (6)		—	Global Stock Options (6)
		2028	EUR 7,142		2,411	Global Actions (6)		2,411	Global Actions (6)		—	Global Actions (6)

Consolidated Financial Statements | December 31, 2025 |F - 100

*Values expressed in thousands, except when indicated

2028, with a limit for exercising the options until 2033	—		9,888	Global Stock Options (6)		9,888	Global Stock Options (6)		—	Global Stock Options (6)
2029	EUR 5,414		5,340	Global Actions (6)			Global Actions (6)			Global Actions (6)
12/2024, with payment in 2025	—		—	SANB11 (7)		50,419	SANB11 (7)		—	SANB11 (7)
12/2025, with payment in 2026	—		52,037	SANB11 (8)		70,346	SANB11 (8)		—	SANB11 (8)
		R$	4,225,000	(1) (2)	R$	1,850,000	(1)	R$	19,020,000	(1) (2)
Balance of Plans on December 31, 2025						—	SAN Actions Op. (4)
			206,881	SANB11		259,391	SANB11		643,828	SANB11
						—	SAN Actions Op. (4)
			287,541	Global Actions (5) (6)		399,802	Global Actions (5) (6)		1,139,060	Global Actions (5) (6)
			1,077,312	Global stock options (5) (6)		1,114,530	Global stock options (5) (6)		106,147	Global stock options (5) (6)
(1)	Target of the plan in Reais, payment in SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 15 shares of the month immediately preceding the payment..
(2)	Target of the plan in Reais, to be converted into SANB11 shares according to the achievement of the plan's performance indicators at the end of the vesting period, based on the price of the last 50 trading days of the month immediately preceding the payment month.
(3)	Long-Term Incentive Plans completed, with 142,335 shares increased by dividends paid throughout 2025.
(4)	Plan with a write-off of 8,443 shares due to loss of rights.
(5)	Plan completed with 100% achievement. Part equivalent to 80,412 global shares was paid in cash in Mar/2024 (after the lockup) and 78,841 shares were cancelled. The options may be exercised until the end of the exercise period in 2030, and at the moment we have cancelled 412,175 options.
(6)	Target of the plan in Global stock and stock options, to be paid in cash at the end of the vesting period, as the plan's performance indicators are met.
(7)	Plan completed with final achievement of 75%. Delivery of 31,844 gross shares in May/2025, according to criteria established in the plan contract. And write-off of 18,575 shares due to loss of rights.
(8)	Dismissal of 18,309 shares due to loss of rights.

Global ILP (Long Term Incentive) Plans)

Currently, we have active global plans launched between 2019 and 2024, targeting global stocks and options, whose design includes:

•	Clear definition of performance metrics (financial and non-financial);
•	Multi-year deferral, ensuring a focus on sustainable results;
•	Settlement in assets or financial equivalents, in accordance with malus and clawback rules.

This structure aligns with international best practices in compensation governance, reinforcing transparency and capital discipline.

Consolidated Financial Statements | December 31, 2025 |F - 101

*Values expressed in thousands, except when indicated

Pricing Model

The measurement of the plans is based on the Local Volatility (Dupire) model, adjusted to incorporate uncertainties in dividends, offering greater accuracy in the fair value estimate. The main parameters considered include:

•	Weighted average share price;
•	Exercise price;
•	Implied and expected volatility;
•	Risk-free interest rate;
•	Dividend projection.

The options have expiration dates up to 2033, and the exercise price corresponds to the market value on the exercise date, conditional upon achieving the established targets.

Local ILP Plans (Long-Term Incentive)

Local long-term incentive plans may be granted in accordance with the strategy of new companies in the group or specific businesses, generally with a vesting period of 3 (three) years.

Each plan has a specific contract, and its calculation and payment must be approved by the established governance body, observing local and global regulatory resolutions.

The reference value for each participant will be converted into SANB11 shares, typically based on the price of the last 50 trading sessions of the month immediately preceding the plan payment.

At the end of the vesting period, payment, whether for the resulting shares in the case of local plans or the equivalent value of the shares/options in the case of global plans, is made with a restriction of 1 (one) year, and this payment is also subject to the application of Malus/Clawback clauses, which may reduce or cancel the shares to be delivered in cases of non-compliance with internal rules and exposure to excessive risks, or in cases of material failure to comply with the requirements for financial reporting, in accordance with Section 10D of the Securities Exchange Act (SEC), applicable to companies with shares listed on the NYSE.

Impact on Results

The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

			Consolidated
		01/01 to	01/01 to	01/01 to
		12/31/2025	12/31/2024	12/31/2023
Program	Settlement Type
Local	Santander Actions (Brazil)	8,407	6,178	17,097
Global	Santander Spain shares and stock options	5,971	6,953	6,380

Consolidated Financial Statements | December 31, 2025 |F - 102

*Values expressed in thousands, except when indicated

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

The variable compensation plan, which is linked to Banco Santander shares, is divided into 2 programs: (i) Identified Group and (ii) Other Employees. The impacts on results are recognized in the Personnel Expenses line item, as detailed below:

			01/01 to	01/01 to	01/01 to
Program	Participant	Liquidity Type	12/31/2025	12/31/2024	12/31/2023
Collective Identified	Members of the Executive Committee, Statutory Officers and other executives who assume significant and responsible risks of control areas	50% in cash indexed to 100% of CDI and 50% and instruments	225,202	139,470	156,962
Unidentified Collective	Management-level employees and employees who are benefited by the Deferral Plan	50% in cash indexed to 100% of CDI and 50% and instruments	187,831	170,949	223,562

Consolidated Financial Statements | December 31, 2025 |F - 103

*Values expressed in thousands, except when indicated

40.	Other Administrative Expenses

a) Breakdown

The breakdown of the balance for this line item is as follows:

Thousand of Reais	2025	2024	2023

General maintenance expenses	818,329	878,393	896,232
Technology maintenance expenses	3,015,127	2,409,697	2,383,988
Advertising	482,880	516,448	521,964
Communications	282,336	351,019	501,765
Per diems and travel expenses	214,903	201,195	163,057
Taxes other than income tax	141,768	154,047	173,147
Surveillance and cash courier services	383,979	474,477	524,680
Insurance premiums	26,238	25,311	26,783
Specialized and technical services	2,485,963	2,413,970	2,397,149
Technical reports	432,017	409,138	512,257
Others specialized and technical services	2,053,946	2,004,832	1,884,892
Other administrative expenses (1)	1,387,569	1,393,951	1,159,950
Total	9,239,092	8,818,508	8,748,715
(1)	As of December 31, 2025, this is predominantly comprised of Business Formalization Expenses of R$1,108,107 (2024 – R$1,001,084 and 2023 - R$949,009), Data Processing Expenses of R$279,512 (2024 – R$263,719 and 2023 - R$157,010), Service Expenses of R$100,263 (2024 - income of R$250,192 and 2023 - R$152,065), and Recovery of Charges and Expenses of R$553,284 (2024– R$558,296 and 2023 – R$304,025).

b) Other Information

The balance of the "Technical Reports" included the net fees paid by the different companies of the Consolidated group to the main auditor of the group, with the following breakdown:

Thousand of Reais	2025	2024
Independent audit of the financial statements of the companies included in the consolidation scope	31,489	29,987
Audit Related	334	588
Tax Services	169	105
Others	2,374	1,980
Total	34,366	32,660

The approximate tax amount, as per Law No. 12,741/2012 was R$5,711 (2024- R$5,687).

41.	Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance for this line item is as follows:

Thousand of Reais	2025	2024	2023

Gains	164,606	1,854,664	1,038,003
Tangible and intangible assets	100,976	84,633	114,159
Investments (1)	63,630	1,770,031	923,844
Losses	(53,565)	(48,481)	(39,595)
Tangible and intangible assets	(53,565)	(48,481)	(33,956)
Investments	-	-	(5,639)
Total	111,041	1,806,183	998,408
(1)	In 2024, this refers to the Partnership operation between Banco Santander (Brasil) S.A. and Pluxee International, as per the terms described in Note 3.d. In 2023, results from the sale of 40% of Webmotors, as per Note 3.l.

Consolidated Financial Statements | December 31, 2025 |F - 104

*Values expressed in thousands, except when indicated

42.	Gains (losses) on disposal and expenses on non-current assets held for sale not classified as discontinued operations

The breakdown of the balance of this item is as follows:

Thousand of Reais	2025	2024	2023
Composition
Net constitution of reversal of provision of non-financial assets	26,595	79,024	29,707
Result on the Sale of non-financial assets	117,897	54,272	32,260
Operating expenses of non-financial assets	(43,389)	(27,260)	(16,772)
Total	101,103	106,036	45,195

43.	Other disclosures

a) Guarantees and commitments

The Bank offers a range of guarantees to help its clients improve their credit standing and enable them to compete effectively. The table below details all the guarantees as of December 31, 2025 and 2024.

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

Thousand of Reais	2025	2024
Maximum potential amount of future payments
Contingent liabilities
Guarantees and other sureties	55,292,666	60,657,334
Financial guarantees	21,812,379	33,246,872
Performance guarantees	3,145,657	1,903,656
Financial letters of credit	30,317,862	25,485,782
Other	16,768	21,024
Other contingent exposures	3,624,677	3,730,419
Documentary Credits	3,624,677	3,730,419
Total Contingent Liabilities	58,917,343	64,387,753

Commitments
Loan commitments drawable by third parties (1)	235,479,099	205,309,683
Total Commitments	235,479,099	205,309,683

Total	294,396,442	269,697,436
(1)	Includes approved and unutilized limits for overdrafts, credit cards, and other similar facilities.

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

Consolidated Financial Statements | December 31, 2025 |F - 105

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

Furthermore, the liability recognized as deferred income for the premium received for providing these guarantees is being amortized over the life of the related guarantees and totals R$253,677 (2024 - R$300,711 and 2023 - R$282,613).

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

Following are the funds managed by Banco Santander not recognized on its balance sheet:

Thousand of Reais	2025	2024
Funds under investment management (1)	-	134,133
Administered Funds	227,012,763	242,717,969
Total	227,012,763	242,852,102
(1)	In 2025, the management of the funds was transferred to Santander Brasil Gestão de Recursos Ltda.

c) Third-party securities held in custody

As of December 31, 2025, the Bank held in custody third-party debt securities and securities totaling R$146,156,911 (2024 - R$51,196,827).

d) Residual maturity

The breakdown, by maturity, of the balances of Financial Assets and Financial Liabilities in the consolidated balance sheet is as follows:

							2025
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	20,232,729	-	-	-	-	-	20,232,729
Debt instruments	997,982	27,898,675	63,721,953	64,924,884	46,781,813	75,283,554	279,608,861
Equity instruments	4,954,756	-	-	-	-	-	4,954,756
Loans and amounts due from credit institutions	375,187	26,274,530	7,004,532	2,182,758	110,916	-	35,947,923
Loans and advances to customer	103,367,757	130,196,993	119,102,830	113,987,986	41,465,669	56,427,321	564,548,556
Derivatives	-	47,239,976	4,662,446	6,628,902	-	7,276,374	65,807,698
Balances with the Brazilian Central Bank	90,684,085	84,421,117	6,644,050	-	-	-	181,749,252
Total	220,612,496	316,031,291	201,135,811	187,724,530	88,358,398	138,987,249	1,152,849,775

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions (1)	3,727,499	91,572,827	50,164,339	1,402,856	-	-	146,867,521
Customer deposits (1)	93,212,490	261,558,684	126,932,829	80,556,538	30,233,704	834,551	593,328,796
Marketable debt securities (1)	-	4,841,702	18,656,164	40,033,889	70,206,415	26,187,386	159,925,556
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	28,113,937	28,113,937
Other financial liabilities	3,310,946	4,638,196	192,372	59,158,320	91,622	22,546	67,414,002
Short positions	-	22,581,504	10,117,743	1,376,194	-	15,304,618	49,380,059
Derivatives	-	42,240,588	4,653,740	4,654,737	-	8,462,926	60,011,991
Total	100,250,935	427,433,501	210,717,187	187,182,534	100,531,741	78,925,964	1,105,041,862
Difference (assets less liabilities)	120,361,561	(111,402,210)	(9,581,376)	541,996	(12,173,343)	60,061,285	47,807,913

Consolidated Financial Statements | December 31, 2025 |F - 106

*Values expressed in thousands, except when indicated

							2024
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total
Assets:
Cash	15,131,969	21,952,285	-	-	-	-	37,084,254
Debt instruments	110,385	28,818,116	43,426,801	80,644,990	56,763,284	74,409,608	284,173,184
Equity instruments	2,117,553	571,818	198,961	100,124	-	-	2,988,456
Loans and amounts due from credit institutions	41,763	6,746,688	4,400,946	12,206,990	6,157,811	623,429	30,177,627
Loans and advances to customer	38,842,391	149,527,493	112,549,440	147,550,348	68,790,302	48,829,940	566,089,914
Derivatives	22,753	17,117,638	588,359	18,411,051	1,701,330	2,365,168	40,206,299
Balances with the Brazilian Central Bank	167,800,211	-	-	-	-	-	167,800,211
Total	224,067,025	224,734,038	161,164,507	258,913,503	133,412,727	126,228,145	1,128,519,945

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions (1)	3,388,235	72,720,534	66,515,869	12,938,966	2,038,443	963,435	158,565,482
Customer deposits (1)	227,425,242	184,353,360	87,235,595	46,521,772	59,474,729	57,465	605,068,163
Marketable debt securities (1)	-	23,042,497	3,980,720	42,216,454	55,260,981	15,177,476	139,678,128
Debt Instruments Eligible to Compose Capital	-	-	-	-	-	23,137,784	23,137,784
Other financial liabilities	1,121,506	20,529,202	7,482,333	37,652,435	12,377,824	13,879	79,177,179
Short positions	-	972,415	2,728,931	5,637,952	11,872,654	18,184,714	39,396,666
Derivatives	-	4,506,806	5,611,956	12,539,932	1,652,110	15,099,470	39,410,274
Total	231,934,983	306,124,814	173,555,404	157,507,511	142,676,741	72,634,223	1,084,433,676
Difference (assets less liabilities)	(7,867,958)	(81,390,776)	(12,390,897)	101,405,992	(9,264,014)	53,593,922	44,086,269

(1)	Includes liabilities that may be subject to early settlement, comprising: demand and time deposits, repurchase agreements with clients, Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA).

e) Equivalent value of assets and liabilities in BRL

The main foreign currency balances recorded in the consolidated balance sheet, based on the nature of the respective items, are as follows:

Equivalent Value in Thousand of Reais	2025		2024
	Assets	Liabilities	Assets	Liabilities

Cash	14,780,432	-	22,500,450	-
Financial ssets/liabilities measured at fair value through profit or loss held for trading	9,671,662	7,981,591	14,413,853	12,658,267
Financial assets/liabilities measured at amortized cost	93,642,915	157,559,409	105,973,276	174,910,624
Total	118,095,009	165,541,000	142,887,579	187,568,891

f)	Other Commitments

Banco Santander leases properties, primarily for use as branches, under a standard lease agreement that it may terminate at its discretion. This agreement includes a renewal option and adjustment clauses, falling within the concept of operational leasing.

The total of future minimum lease payments under non-cancellable operational leases is presented below:

	2025	2024
Up to 1 Year	366,739	469,244
Between 1 to 5 Years	912,695	1,004,390
More than 5 Years	63,578	139,324
Total	1,343,012	1,612,958

Consolidated Financial Statements | December 31, 2025 |F - 107

*Values expressed in thousands, except when indicated

Additionally, Banco Santander holds indefinite-term contracts, amounting to R$488 (2024 - R$431), corresponding to the monthly lease payments for contracts of this nature. Lease payments, recognized as expenses in the fiscal year of 2025, totaled R$194,402 (2024 - R$256,371).

Lease agreements will be adjusted annually in accordance with prevailing legislation, where the maximum adjustment is based on the fluctuation of the General Market Price Index ("IGPM"). The lessee is granted the right to unilaterally terminate these agreements at any time, pursuant to contractual clauses and current legislation.

g) Contingent assets

As of December 31,2025 and 2024, contingent assets were not recognized in the accounting records.

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

The Income Statements and other relevant data are as follows:

Thousand of Reais	2025
Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	53,125,730	4,508,588	57,634,318
Equity instrument income	7,579	77,949	85,528
Income from companies accounted for by the equity method	373,830	84,483	458,313
Net fee and commission income	15,396,640	2,098,816	17,495,456
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(4,206,481)	4,337,744	131,263
Other operating expense (net)	(703,532)	(104,789)	(808,321)
TOTAL INCOME	63,993,766	11,002,791	74,996,557
Personnel expenses	(10,568,513)	(1,130,833)	(11,699,346)
Other administrative expenses	(8,208,448)	(1,030,644)	(9,239,092)
Depreciation and amortization	(2,466,865)	(158,918)	(2,625,783)
Provisions (net)	(4,894,082)	(84,596)	(4,978,678)
Impairment losses on financial assets (net)	(28,817,676)	(722,186)	(29,539,862)
Impairment losses on non-financial assets (net)	(312,712)	(84,234)	(396,946)
Other non-financial gains (losses)	212,144	-	212,144
OPERATING PROFIT BEFORE TAX (1)	8,937,614	7,791,380	16,728,994
Currency Hedge(1)	(363,712)	-	(363,712)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	8,573,902	7,791,380	16,365,282

Consolidated Financial Statements | December 31, 2025 |F - 108

*Values expressed in thousands, except when indicated

Thousand of Reais	2024
Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	51,563,173	5,115,387	56,678,560
Equity instrument income	5,109	78,538	83,647
Income from companies accounted for by the equity method	259,321	53,665	312,986
Net fee and commission income	14,943,536	2,261,673	17,205,209
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,487,662)	1,616,667	129,005
Other operating expense (net)	(479,848)	(172,273)	(652,121)
TOTAL INCOME	64,803,629	8,953,657	73,757,286
Personnel expenses	(10,534,033)	(1,063,963)	(11,597,996)
Other administrative expenses	(7,835,919)	(982,589)	(8,818,508)
Depreciation and amortization	(2,599,134)	(131,884)	(2,731,018)
Provisions (net)	(4,582,750)	(12,488)	(4,595,238)
Impairment losses on financial assets (net)	(28,450,756)	(33,274)	(28,484,030)
Impairment losses on non-financial assets (net)	(252,550)	63	(252,487)
Other non-financial gains (losses)	1,912,219	-	1,912,219
OPERATING PROFIT BEFORE TAX (1)	12,460,706	6,729,522	19,190,228
Currency Hedge(1)	664,616	-	664,616
ADJUSTED OPERATING INCOME BEFORE TAX (1)	13,125,322	6,729,522	19,854,844

Thousand of Reais	2023
Income Statement	Commercial Banking	Global Wholesale Banking	Total
NET INTEREST INCOME	44,651,967	2,232,067	46,884,034
Equity instrument income	3,514	18,665	22,179
Income from companies accounted for by the equity method	184,889	54,347	239,236
Net fee and commission income	13,269,837	2,370,128	15,639,965
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(1,125,430)	4,920,116	3,794,686
Other operating expense (net)	(595,993)	(119,797)	(715,790)
TOTAL INCOME	56,388,784	9,475,526	65,864,310
Personnel expenses	(9,753,972)	(1,059,954)	(10,813,926)
Other administrative expenses	(7,866,949)	(881,766)	(8,748,715)
Depreciation and amortization	(2,621,353)	(119,597)	(2,740,950)
Provisions (net)	(4,404,408)	(20,004)	(4,424,412)
Impairment losses on financial assets (net)	(26,582,759)	(1,425,327)	(28,008,086)
Impairment losses on non-financial assets (net)	(250,044)	(129)	(250,173)
Other non-financial gains (losses)	1,043,603	-	1,043,603
OPERATING PROFIT BEFORE TAX (1)	5,952,902	5,968,749	11,921,651
Currency Hedge(1)	(163,165)	-	(163,165)
ADJUSTED OPERATING INCOME BEFORE TAX (1)	5,789,737	5,968,749	11,758,486
(1)	Includes, within the Commercial Bank, the foreign exchange hedge of the dollar investment (a strategy to mitigate the tax effects and exchange rate fluctuations of offshore investments on net income), with its result recorded in 'Gains (losses) on financial assets and liabilities,' fully offset in the Tax line.

Consolidated Financial Statements | December 31, 2025 |F - 109

*Values expressed in thousands, except when indicated

	2025
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,180,389,914	89,639,551	1,270,029,465
Loans and advances to customers	484,676,332	79,872,224	564,548,556
Customer deposits	475,642,024	117,686,772	593,328,796

	2024
Other aggregates:	Commercial Banking	Global Wholesale Banking	Total
Total assets	1,143,663,122	95,133,688	1,238,796,810
Loans and advances to customers	484,849,401	81,240,513	566,089,914
Customer deposits	446,780,888	158,287,275	605,068,163

45.	Related party transactions

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

a) Compensation of Key Management Personnel

For the period from January to December of 2025, management proposed a total remuneration for the administrators (Board of Directors and Executive Board) of up to R$600,000,000 (five hundred million reais), encompassing fixed, variable, and stock-based compensation. This proposal underwent consideration at the Ordinary General Meeting (OGM) held on April 25, 2025.

i) Long and short-term benefits

The Bank, in line with Banco Santander Spain and other subsidiaries globally within the Santander Group, maintains long-term compensation programs that are tied to the market performance of its share price, contingent upon the achievement of specified targets.

The table below presents the Salaries and Fees of the Board of Directors and Executive Management:

Thousand of Reais	2025	2024	2023

Fixed Compensation	128,124	127,341	132,276
Variable Compensation - in cash	105,354	110,111	126,181
Variable Compensation - in shares	90,489	94,787	91,306
Others	103,552	111,000	79,229
Total Short-Term Benefits	427,519	443,239	428,992
Variable Compensation - in cash	129,602	113,766	99,506
Variable Compensation - in shares	116,242	102,388	96,361
Total Long-Term Benefits	245,844	216,154	195,867
Total	673,363	659,393	624,859

Additionally, in the fiscal year ended December 31, 2025, charges were collected on management remuneration in the amount of R$39,873 (2024 - R$43,124 and 2023 - R$40,863).

Consolidated Financial Statements | December 31, 2025 |F - 110

*Values expressed in thousands, except when indicated

ii) Contract termination

The termination of the employment agreement with Administrators, due to non-compliance with obligations or at the initiative of the contracted party, does not confer any right to financial compensation, and their accrued benefits will be discontinued.

b) Credit operations

The Bank and its subsidiaries may carry out credit operations and other transactions with related parties, in accordance with applicable laws and regulations, in particular articles 6 and 7 of CMN Resolution No. 4,693/18 and article 34 of the "Brazilian Corporations Law", as well as in compliance with Santander's Policy on Transactions with Related Parties, published on the Investor Relations website.

Such transactions shall be concluded at market values, terms and rates in effect on the date of contracting, under conditions of commutativity, and shall involve, among others, the following related parties:

(1) their controlling shareholders, whether natural or legal persons, as defined in article 116 of the Brazilian Corporations Law;

(2) its directors and members of statutory or contractual bodies;

(3) with regard to the persons mentioned in items (i) and (ii), their spouse, partner and relatives, by blood or affinity, up to the second degree;

(4) natural persons with a qualified shareholding in its capital;

(5) legal entities with qualified equity participation in their capital;

(6) legal entities in whose capital, directly or indirectly, a Santander Financial Institution holds a qualified equity stake;

(7) legal entities in which a Santander Financial Institution has effective operational control or a preponderant influence in decision-making, regardless of shareholding; and

(8) legal entities that have a director or member of the Board of Directors in common with a Santander Financial Institution.

c) Ownership interest

The table below presents the direct equity interests (ordinary and preference shares) as of December 31, 2025, December 2024 and 2023.

	2025
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,755	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Directors (*)	3,083	0.1%	3,083	0.1%	6,167	0.1%
Others	361,775	9.5%	389,579	10.6%	751,354	10.0%
Total	3,805,028	99.6%	3,666,169	99.6%	7,471,199	99.6%
Treasury shares	13,666	0.4%	13,666	0.4%	27,332	0.4%
Total	3,818,694	100.0%	3,679,835	100.0%	7,498,531	100.0%
Free Float (2)	361,775	9.5%	389,579	10.6%	751,354	10.0%

Consolidated Financial Statements | December 31, 2025 |F - 111

*Values expressed in thousands, except when indicated

	2024
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Directors (*)	2,828	0.1%	2,828	0.1%	5,656	0.1%
Others	356,245	9.3%	384,050	10.4%	740,295	9.9%
Total	3,799,243	99.5%	3,660,385	99.5%	7,459,628	99.5%
Treasury shares	19,452	0.5%	19,452	0.5%	38,904	0.5%
Total	3,818,695	100.0%	3,679,837	100.0%	7,498,532	100.0%
Free Float (2)	356,245	9.3%	384,050	10.4%	740,295	9.9%

	2023
	Common		Preferred		Total
	Shares	Common	Shares	Preferred	Shares	Total
Stockholders'	(thousand)	Shares (%)	(thousand)	Shares (%)	(thousand)	Shares (%)
Sterrebeeck B.V. (1)	1,809,583	47.4%	1,733,644	47.1%	3,543,227	47.3%
Grupo Empresarial Santander, S.L. (GES) (1)	1,627,891	42.6%	1,539,863	41.9%	3,167,754	42.2%
Banco Santander, S.A. (1)	2,696	0.1%	—	—%	2,696	—%
Administrators (*)	3,184	0.1%	3,184	0.1%	6,368	0.1%
Others	348,148	9.1%	375,952	10.2%	724,100	9.8%
Total	3,791,502	99.3%	3,652,643	99.3%	7,444,145	99.3%
Treasury shares	27,193	0.7%	27,193	0.7%	54,386	0.7%
Total	3,818,695	100.0%	3,679,836	100.0%	7,498,531	100.0%
Free Float (2)	348,148	10.1%	375,952	10.2%	724,100	9.7%
(1)	Companies of the Santander Spain Group.
(2)	Comprised of Employees and Others.
(*)	None of the members of the Board of Directors and Executive Board holds 1.0% or more of any class of shares.

Consolidated Financial Statements | December 31, 2025 |F - 112

*Values expressed in thousands, except when indicated

d) Related-party transactions

The following table presents the transactions that occurred between the group's companies:

	Parent (1)		Joint-controlled companies and Other Related Party (2) (4)		Key Management Personnel (3)		Total

	2025	2024	2025	2024	2025	2024	2025	2024
Assets	14,794,190	18,182,830	29,515,608	28,222,527	129,098	58,891	44,438,896	46,464,248
Derivatives Measured At Fair Value Through Profit Or Loss, Net	3,927,271	(333,181)	-	-	6,711	-	3,933,982	(333,181)
Debt Instruments	-	-	-	67,071	-	-	-	67,071
Loans and other amounts with credit institutions - Availability and Applications in Foreign Currency (Overnight Applications)	10,865,422	18,514,514	156,837	385,458	-	-	11,022,259	18,899,972
Loans and other values with customers	-	-	28,767,276	27,571,123	94,320	36,420	28,861,596	27,607,543
Other Assets	1,497	1,497	591,495	198,875	-	-	592,992	200,372
Warranties and Limits	-	-	-	-	28,067	22,471	28,067	22,471
Liabilities	(3,932,658)	(304,650)	(12,442,585)	(10,423,148)	187,483	(618,068)	(16,187,760)	(11,345,866)
Deposits from credit institutions	(3,909,005)	(11,181)	(750,775)	(596,956)	-	-	(4,659,780)	(608,137)
Securities	-	-	-	(519,000)	-	(39,904)	-	(558,904)
Customer deposits	-	-	(2,623,152)	(1,946,618)	(72,459)	(29,246)	(2,695,611)	(1,975,864)
Other financial liabilities - Dividends and interest on equity payable	(181)	-	(8,276,298)	(7,268,606)	-	-	(8,276,479)	(7,268,606)
Other Liabilities	(23,472)	(293,469)	(792,360)	(91,968)	259,942	(548,918)	(555,890)	(934,355)
Debt Instruments Eligible for Capital	-	-	-	-	-	-	-	-

	2025	2024	2025	2024	2025	2024	2025	2024
Income	2,029,355	(2,790,659)	614,997	1,810,374	(421,055)	(665,054)	2,223,297	(1,645,339)
Interest and similar income - Loans and amounts due from credit institutions	189,556	268,957	1,763	45,881	7,278	314	198,597	315,152
Warranties and Limits	-	-	-	-	25	25	25	25
Interest expense and similar charges	(81,444)	(625,820)	(275,437)	(149,293)	(428,661)	(665,501)	(785,542)	(1,440,614)
Fee and commission income (expense)	(900)	(5,344)	1,606,287	2,391,649	-	-	1,605,387	2,386,305
Gains (losses) on financial assets and liabilities and exchange differences (net)	2,219,950	(2,157,771)	-	(1,232)	303	108	2,220,253	(2,158,895)
Other operating income (expenses)	-	-	331,975	326,301	-	-	331,975	326,301
Administrative expenses and amortization	(297,807)	(270,681)	(1,049,591)	(642,983)	-	-	(1,347,398)	(913,664)
Profit from disposal of assets not classified as non-current assets held for sale	-	-	-	(159,949)	-	-	-	(159,949)
(1)	Parent - Banco Santander is indirectly controlled by Banco Santander Spain (note 1) through its subsidiaries GES and Sterrebeeck B.V.
(2)	Related entities as disclosed in note 11.
(3)	Refers to the recording in clearing accounts of Guarantees and Limits on credit operations, Provisions and Result of variable remuneration with Key Management Personnel..

Consolidated Financial Statements | December 31, 2025 |F - 113

*Values expressed in thousands, except when indicated

46.	Risk management

Risk management at Banco Santander is based on the following principles:

A.	Risk function independence from the commercial department.
B.	Senior Management involvement in decision-making.
C.	Consensus between the Risk and Commercial departments on lending decisions.
D.	Collective decisions, involving the branch network, aimed at fostering diversity of opinions and preventing the assignment of individual decisions.
E.	Use of statistical forecasting tools for default prediction, including internal ratings, credit scoring, behavior scoring, RORAC (Risk-Adjusted Return on Capital), VaR (Value at Risk), economic capital, and scenario analysis, among other methods.
F.	Global perspective, integrating the management of risk factors across business units and employing economic capital as a uniform metric for assessing assumed risk and evaluating management performance.
G.	Common management instruments
H.	Organizational structure
I.	Scopes and responsibilities
J.	Risk limitation
K.	Recognition
L.	Efficient information channels
M.	Maintaining a medium-low risk profile and low volatility through:
•	Portfolio diversification, by limiting concentrations in clients, groups, sectors, products, or geographies; reducing the complexity of market operations; analyzing the social and environmental risks of businesses and projects financed by the Bank; and continuous monitoring to prevent portfolio deterioration.
•	Establishment of policies and procedures that constitute the Normative Risk Model, governing risk-related activities and processes in compliance with directives from the Board of Directors, Brazilian Central Bank regulations, as well as international best practices, aiming to safeguard capital and ensure the profitability of business operations.

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

II.	Risk identification through continuous review and monitoring of exposures, assessment of new products and business ventures, and specific analysis of unique transactions.
III.	Risk measurement using periodically tested methods and models.
IV.	Preparation and distribution of a comprehensive set of reports, which undergo daily review by the Executive Board of Banco Santander.
V.	Implementation of a risk control system that assesses, on a daily basis, the extent to which the Bank's risk profile conforms to approved policies and established limits. The most significant tools and techniques (previously mentioned), currently employed by Banco Santander, are at various stages of maturity regarding their implementation and application within the Bank. For the wholesale segment, these techniques are aligned with corporate-level development. For other segments, models based on internal classifications and score systems, VaR analysis, market risk scenario analysis, and stress testing have already been integrated into the risk management routine, while the integration of expected loss, economic capital, and RORAC into risk management is underway.

Consolidated Financial Statements | December 31, 2025 |F - 114

*Values expressed in thousands, except when indicated

VI.	Models based on internal classifications and score systems, which, by assessing the various qualitative and quantitative risk components for each client and transaction, enable the estimation of the probability of default initially, and subsequently, the loss based on LGD estimates.
VII.	Economic capital, as a consistent measure of assumed risk and a basis for evaluating management performance.
VIII.RORAC,	utilized both as a pricing tool in wholesale operations, particularly within global relationship companies (employing a bottom-up approach), and in the analysis of portfolios and business units (using a top-down approach).
IX.	VaR, utilized to control and set market risk limits for the treasury's various portfolios.
X.	Scenario analysis and stress testing to complement market and credit risk assessments in order to evaluate the impact of alternative scenarios, including on provisions and capital.

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

The credit risk management structure is composed of directorates that operate from the perspective of managing retail and wholesale portfolios. One specific area is tasked with consolidating portfolio information and its respective risks, providing management with an integrated and holistic view of risks, as is done in the Santander Group. In addition, there is another specific structure responsible for responding to regulators, supervisors, and internal and external auditors.

The consolidated view of risks is composed of two core elements:

•	ERM - Enterprise Risk Management: comprised of a set of functions, transversal to all risks, necessary for adequate management. This structure includes the areas of Strategic Risk and Supervision, ESCC Risk and Governance, Costs and Risk Performance.
•	Risk Adequacy and Infrastructure: comprised of a set of functions linked to a holistic view of credit risk and models. This structure includes the areas of Credit Risk Control, Regulatory Models, Credit Risk Information, Stress Testing, and Capital Risk.

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

Consolidated Financial Statements | December 31, 2025 |F - 115

*Values expressed in thousands, except when indicated

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

Exposure At Default (EAD):is based on the gross carrying amount at the reporting date and, where applicable, adjusted to reflect the expected exposure at the time of default in accordance with IFRS 9.

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

Consolidated Financial Statements | December 31, 2025 |F - 116

*Values expressed in thousands, except when indicated

Discount Rate: the rate applied to the estimated future cash flows over the expected lifespan of the asset, which corresponds to the net present value of the financial instrument relative to its carrying amount.

To estimate the aforementioned parameters, the Bank leveraged its expertise in developing internal models for the calculation of parameters for both regulatory and management purposes.

The table presented in note 9.b outlines the portfolio according to internal risk rating levels and their probability of default.

The expected loan losses, measured using sufficient and available historical data, are detailed below.

Thousand of Reais	2025	2024

By maturity
Less than 1 Year	321,881,721	320,774,167
Between 1 and 5 years	200,999,057	199,768,489
More than 5 years	79,159,211	79,145,188
Loans and advances to customers, gross	602,039,989	599,687,844

By internal classification of risk
Low	411,269,061	443,671,010
Medium-low	135,638,317	105,285,608
Medium	18,147,181	16,421,302
Medium-High	11,600,825	11,575,874
High	25,384,605	22,734,050
Loans and advances to customers, gross	602,039,989	599,687,844

The table above now incorporates Expected Loss criteria for classifying risk levels.

			2025
		Probability of default	Default loss
	Exposure

Commercial and industrial	246,928,346	6%	43%
Real Estate Credit - construction	70,157,866	10%	9%
Individual loans	281,358,798	12%	54%
Leasing	3,594,979	2%	42%

			2024
	Exposure	Probability of default	Default loss
Commercial and industrial	241,177,143	5%	39%
Real Estate Credit - construction	64,820,223	10%	9%
Individual loans	290,347,271	10%	62%
Leasing	3,343,207	2%	42%

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

Consolidated Financial Statements | December 31, 2025 |F - 117

*Values expressed in thousands, except when indicated

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

Consolidated Financial Statements | December 31, 2025 |F - 118

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

Consolidated Financial Statements | December 31, 2025 |F - 119

*Values expressed in thousands, except when indicated

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

b.7) Credit Management - Main changes

Even with the challenging economic scenario, which resulted in higher default rates in certain segments, the Bank managed to maintain the good quality of its portfolio, adopting a more selective approach to granting credit and focusing on higher-profitability portfolios.

Below is a table illustrating the evolution of the main credit indicators.

	2025	2024

Credit risk exposure - customers (Thousand of Reais)	778,881,139	750,357,060
Loans and advances to customers, gross (note 9)	602,039,987	599,687,844
Contingent Liabilities - Guarantees and other sureties (note 43.a)	58,917,343	64,387,753
Private securities	117,923,809	86,281,463
Non-performing loans ratio (%)	8.12%	7.03%
Impairment coverage ratio (%)	83.22%	84.44%
Specific credit loss provisions, net of RAWO (*) (Thousand of Reais)	40,694,182	35,668,907
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

The Bank operates in accordance with global policies, framed within its risk tolerance perspective and aligned with its objectives in Brazil and internationally. To achieve this, it has developed its own Risk Management model, adhering to the following principles:

•	Functional independence;
•	Executive capability sustained by knowledge and close customer relationships;
•	Global reach of the function (diverse risk types);
•	Collective decision-making that evaluates all possible scenarios without compromising outcomes with individual decisions, including the Executive Risk Committee for Brazil, which establishes limits and approves operations, and the Executive Committee for Assets and Liabilities, responsible for the management of capital and structural risks, encompassing country risk, liquidity, and interest rates;

Consolidated Financial Statements | December 31, 2025 |F - 120

*Values expressed in thousands, except when indicated

•	Management and optimization of the risk/return equation; and
•	Risk management methodologies, such as Value At Risk - VaR (historical simulation over 520 days, with a confidence level of 99% and a one-day time horizon), scenarios, sensitivity of net interest income, sensitivity of fair value of equity, and contingency planning.

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

The Financial Management area is responsible for centrally managing balance sheet and structural risks by applying standardized methodologies tailored to the specific conditions of each market in which the Bank operates. Additionally, Financial Management directly manages currency risks arising from investments and holdings, as well as other foreign exchange risk operations originating from the bank's portfolio (Structural Foreign Exchange Risk). Decisions affecting the management of these risks are made through the ALCO (Asset Liability Committee) in the respective countries.

The purpose of the Financial Management area is to ensure the stability and recurring nature of both the net interest margin arising from commercial activities and the Bank's economic value, while maintaining adequate levels of solvency and liquidity.

Each of these activities is measured and analyzed using various tools to accurately reflect their risk profiles as precisely as possible.

Interest Rate Risk

The table below consolidates, by product, the cash flows from operations within our group of companies that earn interest income. These operations are reported at their book balance as of the closing dates for the years 2025 and 2024. It is not associated with the management of risks related to changes in interest rates or the mismatching of indices, which is conducted through the monitoring of market metrics. However, it facilitates the assessment of concentrations of maturities and potential risks. Below this, the balances of the same products are presented at their redemption value at maturity, with the exception of the line concerning receivables and liabilities from derivative contracts.

					2025
					In millions of Reais
Position of accounts subject to interest rate risk	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial assets measured at fair value in income	-	-	128	812	-	940
Debt instruments	-	-	128	812	-	940
Financial assets measured at fair value in profit or loss	10,493	45,929	22,998	48,620	24,333	152,373
Debt instruments	10,493	14,090	18,943	32,994	21,036	97,556
Equity instruments	-	36	-	80	-	116
Derivatives	-	31,803	4,055	15,546	3,297	54,701

Consolidated Financial Statements | December 31, 2025 |F - 121

*Values expressed in thousands, except when indicated

Financial assets not intended for trading Mandatory measured at the fair value of the result	-	-	-	-	173	173
Debt instruments	-	-	-	-	173	173
Financial assets measured at fair value in other comprehensive income	2,299	10,161	15,195	18,318	28,581	74,554
Debt instruments	2,299	10,161	15,195	18,318	28,581	74,554
Financial Assets Measured at Amortized Cost	99,986	104,415	161,223	262,885	90,007	718,516
Loans and Other Amounts with Credit institutions	98,671	291	1,823	1,045	-	101,830
Loans and advances to customers	735	102,261	133,145	205,986	63,196	505,323
Debt Instruments	580	1,863	26,255	55,854	26,811	111,363
Total	112,778	160,505	199,544	330,634	143,094	946,555

Remunerated Liabilities:

Financial Liabilities Measured at Fair Value in income Held for Trading	49,415	28,051	1,414	4,892	878	84,650
Derivatives	35	28,051	1,414	4,892	878	35,270
Short Positions	49,380	-	-	-	-	49,380
Financial liabilities at amortized cost	170,248	129,579	235,321	280,848	30,669	846,665
Deposits from credit institutions	447	39,764	66,223	16,787	178	123,399
Customer deposits	169,801	58,543	112,578	177,206	23	518,151
Bonds and securities	-	31,272	56,520	86,855	2,136	176,783
Debt Instruments Eligible to Capital	-	-	-	-	28,332	28,332
Total	219,663	157,630	236,735	285,740	31,547	931,315

					2024
					In millions of Reais
Position of Accounts Subject to Interest Rate Risk	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial assets measured at fair value in income	-	-	121	1,283	-	1,404
Debt instruments	-	-	121	1,283	-	1,404
Financial assets measured at fair value in profit or loss	7,700	6,779	24,793	52,083	32,175	123,530
Debt instruments	7,700	1,123	19,038	35,033	26,977	89,871
Equity instruments	-	17	-	23	-	40
Derivatives	-	5,639	5,755	17,027	5,198	33,619
Financial assets not intended for trading Mandatory measured at the fair value of the result	-	-	-	-	209	209
Debt instruments	-	-	-	-	209	209
Financial assets measured at fair value in other comprehensive income	2,183	5,258	4,977	59,238	31,711	103,367
Debt instruments	2,183	5,258	4,977	59,238	31,711	103,367
Financial Assets Measured at Amortized Cost	113,264	107,139	153,954	234,133	70,674	679,164
Loans and Other Amounts with Credit institutions	110,426	2,020	2,197	3,910	-	118,553
Loans and advances to customers	2,557	98,218	138,836	193,061	61,220	493,892
Debt Instruments	281	6,901	12,921	37,162	9,454	66,719
Total	123,147	119,176	183,845	346,737	134,560	907,465

Interest-bearing liabilities:
Financial Liabilities Measured at Fair Value in income Held for Trading	39,403	2,529	1,958	6,497	1,206	51,593
Derivatives	6	2,529	1,958	6,497	1,206	12,196
Short Positions	39,397	-	-	-	-	39,397
Financial liabilities at amortized cost	174,985	116,741	249,441	242,650	32,136	815,953
Deposits from credit institutions	508	32,060	68,882	21,268	326	123,044
Customer deposits	174,477	59,547	124,584	160,324	33	518,965
Bonds and securities	-	25,134	55,975	61,058	8,435	150,602
Debt Instruments Eligible to Capital	-	-	-	-	23,342	23,342
Total	214,388	119,270	251,399	249,147	33,342	867,546

Consolidated Financial Statements | December 31, 2025 |F - 122

*Values expressed in thousands, except when indicated

Currency Risk
			2025
			In millions of Reais
Asset:	Dollar	Euro	Others	Total
Cash/Applications/Debt Instruments	175,247	7,950	2,686	185,883
Loans and advances to customers	3,866	5,610	1,485	10,961
Derivatives	349,167	15,713	8,834	373,714
Others	51,530	-	-	51,530
Total	579,810	29,273	13,005	622,088

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	181,855	8,881	3,711	194,447
Derivatives	256,286	20,376	7,250	283,912
Others	145,446	496	1,897	147,839
Total	583,587	29,753	12,858	626,198

			2024
			In millions of Reais

Asset:	Dollar	Euro	Others	Total
Cash/Applications/Debt Instruments	207,780	10,523	3,447	221,750
Loans and advances to customers	5,629	1	565	6,195
Derivatives	421,574	19,908	14,310	455,792
Others	33,181	-	-	33,181
Total	668,164	30,432	18,322	716,918

Liabilities:	Dollar	Euro	Others	Total

Funding in foreign currency	172,082	8,333	2,778	183,193
Derivatives	384,550	25,804	12,402	422,756
Others	116,669	501	2,778	119,948
Total	673,301	34,638	17,958	725,897

c.2) Methodologies

Financial Intermediation

Banco Santander has been calculating the minimum capital requirement for market risks using an internal model since its approval by the Brazilian Central Bank in May of 2018.

The standard methodology for measuring and controlling market risks in financial intermediation activities conducted by Banco Santander in 2025 and 2024 was Value at Risk (VaR), which quantifies the maximum expected loss at a specified confidence level over a given period. This methodology employs a standard historical simulation with a confidence level of 99 and a one-day horizon. Statistical adjustments were made to efficiently incorporate the most recent events impacting the level of risk assumed.

Specifically, the Bank uses a two-year time window of daily data obtained retroactively to the reference date for the VaR calculation. Two values are calculated daily: one applying an exponential decay factor that gives less weight to observations further from the effective date, and another with uniform weights for all observations. The reported VaR will be the higher of these two values.

Consolidated Financial Statements | December 31, 2025 |F - 123

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

Based on the balance sheet's interest rate position, its accounting classifications and taking into account the market's current situation and market outlook, financial measures are implemented to align this position with the Bank's desired stance. These measures may range from taking market positions to defining the interest rate characteristics of commercial products.

The measures employed by the Bank to manage risk, or exposure to interest rates in these activities, include the interest rate gap, which assesses the sensitivity of the net interest margin (NIM) and fair value of equity (MVE) to fluctuations in interest rate levels, the duration of equity, Value at Risk (VaR), Earnings at Risk (EaR), portfolio stress, and scenario analysis.

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

Consolidated Financial Statements | December 31, 2025 |F - 124

*Values expressed in thousands, except when indicated

Value at Risk (VaR) and Earnings at Risk (EaR)

It is determined at the 99% percentile of the MVE's loss distribution function, calculated by considering the current fair value of positions, based on the monthly returns obtained in the last two years.The risk factors are interest rates and credit spreads, for the applicable portfolios.

A similar methodology is also applied to calculate the maximum loss in NII (EaR), aiming to assess the interest rate risk in terms of its impact on both economic value and net interest margin.

The unit checks both vectors, and the composition is done by considering the larger of the two.

Portfolio Stress

In addition to the previous metrics, an additional stress is also generated, focused on portfolios whose accounting is based on market value (either with a counterpart in reserves or with a counterpart in results) within the bank portfolio. These positions – valued at market – are stressed according to quarterly returns from historical scenarios of the last 7 years, with a confidence level of 95%, separated by risk factor (interest rate and/or credit spreads) and by index.

To the result of the stress of the market-valued positions is added the value of the stressed margin for the positions accounted for at their amortized cost, also with a quarterly horizon. That is, the final metric is composed of the sum between Market Value Stress for market-marked positions and this financial margin for positions accounted for at amortized cost.

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

Consolidated Financial Statements | December 31, 2025 |F - 125

*Values expressed in thousands, except when indicated

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

Funding from Customers

Banco Santander has diverse sources of funding, both in terms of products and customer mix, with a healthy distribution across segments. Total customer funding currently stands at R$819 billion, marking an increase from the previous volume of 2024. This growth is primarily attributed to a significant rise in term deposit inflows and new bond issuances.

					In millions of Reais
Customers Funding	2025			2024
	0 a 30 days	Total	%	0 a 30 days	Total	%
Demand deposits	29,994	29,994	100%	40,398	40,398	100%
Savings accounts	52,989	52,989	100%	57,369	57,369	100%
Time deposits	118,994	414,479	29%	103,569	403,686	26%
Interbank deposit	1,207	6,022	20%	1,058	5,850	18%
Funds from acceptances and issuance of securities	11,414	177,693	6%	11,237	151,686	7%
Borrowings and Onlendings	13,175	109,594	12%	9,959	105,768	9%
Subordinated Debts / Debt Instruments Eligible to Compose Capital	-	28,305	-	-	23,125	-
Total	227,773	819,076	28%	223,590	787,882	28%

Assets and liabilities, classified by their remaining contractual maturities and considering the undiscounted cash flows, are as follows:

					2025
					In millions of Reais
Future Cash Flows Except for Derivatives	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial assets measured at fair value in income	-	-	128	812	-	939
Debt instruments	-	-	128	812	-	939
Financial assets measured at fair value in profit or loss	14,994	51,830	31,075	62,476	32,914	193,289
Debt instruments	14,994	19,991	27,020	46,850	29,617	138,473
Equity Instruments	-	36	-	80	-	115
Derivatives	-	31,803	4,055	15,546	3,297	54,701
Financial assets measured at fair value in other comprehensive income	3,199	14,388	20,046	25,527	40,841	104,002
Debt instruments	3,199	14,388	20,046	25,527	40,841	104,002
Equity Instruments	-	-	-	-	-	-
Financial assets measured at amortized cost	100,040	133,537	218,381	265,159	120,112	837,230
Loans and Other Amounts with Credit Institutions	98,671	270	1,745	1,051	-	101,737

Consolidated Financial Statements | December 31, 2025 |F - 126

*Values expressed in thousands, except when indicated

Loans and advances to customers	1,366	125,775	192,447	227,364	86,822	633,775
Debt instruments	3	7,492	24,189	36,744	33,290	101,718
Total	118,233	199,755	269,630	353,974	193,867	1,135,460

Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in Income Held for Trading	49,415	28,051	1,414	4,892	878	84,650
Derivatives	35	28,051	1,414	4,892	878	35,270
Short positions	49,380	-	-	-	-	49,380
Financial liabilities at amortized cost	218,140	134,803	263,065	373,958	106,193	1,096,159
Deposits from credit institutions	448	39,510	68,808	18,894	1,087	128,747
Customer deposits	217,108	74,854	143,942	226,577	30	662,511
Bonds and securities	584	20,439	50,315	128,487	76,744	276,569
Debt Instruments Eligible to Capital	-	-	-	-	28,332	28,332
Total	267,555	162,854	264,479	378,850	107,071	1,180,809

					2024
					In millions of Reais
Non-Discounted Future Flows Except Derivatives	On Demand	Up to 3 Months	3 to 12 Months	1 to 5 years	Above 5 years	Total
Interest-earning assets:
Financial assets measured at fair value in income	-	-	121	1,283	-	1,404
Debt instruments	-	-	121	1,283	-	1,404
Financial assets measured at fair value in profit or loss	10,844	7,206	32,461	66,004	42,695	159,210
Debt instruments	10,844	1,550	26,706	48,954	37,497	125,551
Equity Instruments	-	17	-	23	-	40
Derivatives	-	5,639	5,755	17,027	5,198	33,619
Financial assets measured at fair value in other comprehensive income	2,931	7,339	6,576	81,687	44,655	143,188
Debt instruments	2,931	7,339	6,576	81,687	44,655	143,188
Equity Instruments	-	-	-	-	-	-
Financial assets measured at amortized cost	114,080	163,232	211,015	223,938	106,752	819,017
Loans and Other Amounts with Credit Institutions	110,426	2,535	2,863	3,187	-	119,011
Loans and advances to customers	3,373	150,960	181,405	198,944	88,425	623,107
Debt instruments	281	9,737	26,747	21,807	18,327	76,899
Total	127,855	177,777	250,173	372,912	194,102	1,122,819

Remunerated Liabilities:
Financial Liabilities Measured at Fair Value in Income Held for Trading	39,403	2,529	1,958	6,497	1,206	51,593
Derivatives	6	2,529	1,958	6,497	1,206	12,196
Short positions	39,397	-	-	-	-	39,397
Financial liabilities at amortized cost	222,840	130,959	282,616	325,846	80,804	1,043,065
Deposits from credit institutions	505	32,408	74,803	22,099	1,237	131,052
Customer deposits	222,279	75,866	158,729	204,254	42	66,117
Bonds and securities	56	22,685	49,084	99,493	56,183	227,501
Debt Instruments Eligible to Capital	-	-	-	-	23,342	23,342
Total	262,243	133,488	284,574	332,343	82,010	1,094,658

Consolidated Financial Statements | December 31, 2025 |F - 127

*Values expressed in thousands, except when indicated

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

c.7) Risks and results in 2025

Financial Intermediation Activities

In 2025, he Bank's trading portfolio's average VaR was R$(2,605) million . The dynamic management of this profile allows the Bank to adjust its strategy to capitalize on opportunities presented by an uncertain environment.

Consolidated Financial Statements | December 31, 2025 |F - 128

*Values expressed in thousands, except when indicated

c.7.1) Balance sheet management

Interest risk

Convertible currencies

At the end of 2025, the interest rate risk, as measured by the one-year sensitivity of the net interest margin to a parallel increase of 100 basis points across Banco Santander's portfolios, was primarily concentrated in the Brazilian Real interest rate curve, resulting in a negative impact of R$(369) million.

Additionally, at the close of 2025, the interest rate risk, as measured in terms of the company's fair value sensitivity to a parallel increase of 100 basis points applied to Banco Santander on the Brazilian Real interest rate curve, resulted in a negative impact of R$(1,664) million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, as measured by the sensitivity of the net interest margin, over a one-year period with a parallel increase of 100 basis points in the interest rate curve, decreased by R$428 million from 2024 to 2025, reaching a peak of R$888 million in February of 2025. The sensitivity of value decreased by R$979 million during the year of 2025, achieving a maximum level of R$2,687 million in January of 2025. The key factors that occurred in the year 2025 and influenced the decrease in sensitivities were the hedging of credit production and the updating of the non-maturing liabilities model.

Million of Reais	2025	2024	2023

Sensibilities
Net Interest Margin	369	798	754
Fair value of Equity	1,664	2,643	1,924
Value at Risk - Balance
VaR	469	731	415

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

The summary tables presented below encapsulate sensitivity values generated by Banco Santander's corporate systems, relating to the trading book and the banking book, for each portfolio scenario on December 31, 2025.

Thousand of Reais		2025
Trading Book
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(2,631)	(75,831)	(151,662)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(97)	(1,193)	(2,386)
Inflation	Exposures subject to change in coupon rates of price indexes	(312)	(2,459)	(4,917)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(7,475)	(67,976)	(135,952)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(844)	(6,166)	(12,331)
Foreign currency	Exposures subject to foreign exchange	(6,399)	(159,984)	(319,968)
Eurobond/Treasury/Global	Exposures subject to Interest Rate Variation on Papers Traded on the International Market	(6,634)	(59,608)	(119,215)
Shares and Indexes	Exposures subject to change in shares price	(907)	(22,679)	(45,357)
Commodities	Exposures subject to change in commodities' prices	(16)	(405)	(809)
Total (1)		(25,315)	(396,301)	(792,597)
(1)	Net amounts after tax effects

Consolidated Financial Statements | December 31, 2025 |F - 129

*Values expressed in thousands, except when indicated

Scenario 1: shock of +10bps and -10bps in interest rate curves and 1% for price fluctuations (currencies and equities), considering the largest losses by risk factor.

Scenario 2: shock of +25% and -25% across all risk factors, considering the largest losses by risk factor.

Scenario 3: shock of +50% and -50% across all risk factors, considering the largest losses by risk factor

Thousand of Reais		2025
Banking Book
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(28,437)	(1,169,821)	(2,443,556)
TR and Long-Term Interest Rate (TJLP)	Exposures subject to TR and TJLP Coupon Variation	(33,000)	(1,263,118)	(2,370,683)
Inflation	Exposures subject to change in coupon rates of price indexes	(44,311)	(761,382)	(1,401,492)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(4,045)	(124,407)	(229,753)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(2,663)	(26,376)	(52,505)
International Market Interest Rate	Exposures subject to Variation in the Interest Rate of Securities Traded in the International Market	(632)	(323,146)	(732,533)
Foreign currency	Exposures subject to foreign exchange	(1,205)	(30,114)	(60,228)
Total (1)		(114,293)	(3,698,364)	(7,290,750)
(1)	Net amounts after tax effects.

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

e) Independent Structure

Banco Santander maintains an operational risk management and internal control structure in accordance with CMN Resolutions No. 4,557/2017 and No. 4,968/2021, respectively, as well as the guidelines of the Basel Committee and corporate definitions of the Santander Group. Operational risks are defined as the possibility of losses resulting from failures, deficiencies or inadequacy of internal processes, people, systems or external events, including legal risk, but excluding strategic and reputational risks.

e.1) Management Model

The management model is based on the RCSA (Risk and Control Self-Assessment) methodology and the Basel Committee guidelines, structured in three lines of governance. The first line (business and support areas) is responsible for identifying, assessing, and managing risks in its activities. The second line (Operational Risk & Internal Controls) performs independent supervision, validation, and challenge of assessments, as well as monitoring and reporting consolidated exposure. Operational risk appetite is approved by the Board of Directors and reviewed periodically.

The model integrates the following management tools: definition of operational risk appetite, capture and evaluation of loss events (internal and external), training and culture, evaluation of products and services, operational risk self-assessment (RCSA), scenario analysis, risk indicators and controls, and internal controls.

Consolidated Financial Statements | December 31, 2025 |F - 130

*Values expressed in thousands, except when indicated

Additionally, the Internal Controls Model is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) methodology, encompassing strategic, operational, financial disclosure, and compliance controls, in accordance with the requirements of the Central Bank of Brazil (BACEN), the Securities and Exchange Commission (CVM), the Brazilian Stock Exchange (B3), the Superintendence of Private Insurance (SUSEP), and the Sarbanes-Oxley Act (SOX).

e.2) Governance

The governance structure comprises the Board of Directors, which approves the operational risk model and appetite, and the Risk Control Committee, responsible for overseeing operational risk management. The Senior Forum on Internal Controls and Operational Risks (FSCIRO) aims to govern, analyze, and deliberate on the most relevant and regulatory strategies and issues. The Internal Controls & Process Quality Forum aims to monitor the internal control environment and risk profile. The main risks and control profile are reported periodically and, when applicable, escalated to the Risk Control Committee, the Audit Committee, and the Board's Risk and Compliance Committee.

The model relies on the ORM (Operational Risk Management) Networks community, structured in three levels: (i) RPO (Risk Pro Officer), responsible for reporting to the strategic level of the Executive Board on the monitoring of operational risk issues; (ii) RPA (Risk Pro Agent), responsible to the Executive Vice Presidency regarding the operational risk management and control model; and (iii) Operational Risk Assistants and Specialists, who work within the operational perimeter and on risks that are transversal to the organization, respectively.

The Operational Risks and Internal Controls area ensures the dissemination of a risk culture and the coordinated execution of management activities across all governance lines.

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

Consolidated Financial Statements | December 31, 2025 |F - 131

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

f.3) Operating guidelines

a. Compliance Principles - Ethics and conduct in the securities markets

Ethical principles and parameters are contained in internal policies made available and disseminated to all. The Code of Ethics applies to all employees of the Organization, and the Code of Conduct in the Securities Markets is adhered to by all those considered close to the Securities Market. Channels for clarification and reporting are available, in addition to monitoring and controls that are applied in a way that ensures adherence to the rules by all employees.

b. Anti-Money Laundering and Counter-Terrorism Financing

Our policy for preventing money laundering and combating the financing of terrorism is based on knowledge and rigor applied to the acceptance of our clients, complemented by the continuous monitoring of all transactions in which the Bank is involved. This concern is reflected in the management's involvement through the AML Operational Committee and the Ethics and Compliance Committee, which meets monthly to discuss matters related to the subject. The committee is directly involved in client acceptance processes and in reporting suspicious situations.

c. New products and services and suitability

All new products and services are analyzed internally by different technical areas, ensuring multidisciplinary risk mapping, and subsequently approved by the Local Marketing Committee (CLC), composed of Santander executives. After analysis and approval, the new products and services are subject to monitoring and testing to mitigate any potential misconduct risks in marketing.

g) Compliance with the Prudential Regulatory Framework

Santander Brasil maintains an integrated risk and capital management process that supports strategic decision-making and ensures adherence to the guidelines established by CMN Resolution No. 4,557 and other complementary regulations of the current prudential framework. This process promotes the efficient allocation of capital resources, aligning with corporate objectives related to solvency, sustainability of prudential ratios, and shareholder value creation.

Brazil's active participation in the Basel Committee on Banking Supervision (BCBS) drives regulatory convergence and the timely adoption of international prudential standards. In line with this dynamic regulatory environment, Santander Brasil is dedicated to the continuous improvement of its capital management processes, methodologies, and practices, seeking to maintain full compliance with market benchmarks, supervisory standards, and international best practices.

The Institution's capital management is a structured, continuous, and forward-looking process, encompassing activities of planning, evaluation, control, and monitoring of the capital necessary to address the material risks of the Prudential Conglomerate. This process includes:

•	an assessment of the minimum capital requirements for Pillar 1 risks (credit, market and operational);

Consolidated Financial Statements | December 31, 2025 |F - 132

*Values expressed in thousands, except when indicated

•	The development and improvement of methodologies for quantifying additional capital related to Pillar 2 risks;
•	The execution of the Internal Capital Adequacy Assessment Process (ICAAP), including the integrated analysis of risks and capital;
•	The projection, monitoring, and reporting of prudential indicators;
•	The preparation and updating of the Capital Plan;
•	The preparation of capital contingency plans, a Recovery Plan, and an Organized Exit Plan;
•	Conducting stress tests, encompassing scenarios of increasing severity and sensitivity analyses;
•	and the preparation of the Quarterly Risk and Capital Management Report (Pillar 3), in accordance with prudential transparency requirements.

With this structure, Santander Brasil ensures that capital management remains integrated with risk management, aligned with regulatory requirements and capable of sustaining the institution's financial resilience in different macroeconomic and business scenarios.

g.1) Internal validation of risk models

Internal validation is a central step in the lifecycle of risk models and a requirement for their approval by supervisory authorities. At Banco Santander, this process is conducted by a specialized and independent area, responsible for evaluating the suitability, robustness, and usefulness of the models for regulatory and management purposes, as well as their alignment with the Bank's strategy and risk profile.

The Internal Validation area provides support to risk committees and Senior Management by offering qualified and independent technical opinions, informing decisions regarding the authorization and continued use of internal templates.

The scope of validation covers risk models for Credit, Market, ALM, Operational Compliance, Pricing, Provisions, Economic Capital, and other models relevant to ICAAP, considering methodological, technological, data quality, performance, use, and governance aspects.

The Internal Validation function is aligned with the guidelines of the Basel Committee, the Bank of Spain, the European Central Bank, and the Central Bank of Brazil, maintaining segregation of duties from Internal Audit. Internal Audit, as the third line of defense, independently assesses the adequacy of the methodologies and the effective implementation of the validation processes.

g.2 Capital Management

Capital management considers regulatory and economic aspects and aims to achieve a cost-efficient and compliant capital structure, meeting the requirements of regulatory bodies and contributing to achieving the rating targets of rating agencies as well as the expectations of investors.

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

Consolidated Financial Statements | December 31, 2025 |F - 133

*Values expressed in thousands, except when indicated

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

% Capital	2025	2024
Risk Type
Credit	49%	48%
Market	2%	2%
ALM	3%	5%
Business	9%	8%
Operational	5%	7%
Fixed Assets	1%	1%
Intangible Assets	1%	2%
Pension Funds	1%	1%
Deferred Tax Assets	29%	26%
TOTAL	100%	100%

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

The Board of Directors of Banco Santander, at a meeting held on January 9, 2026, approved the proposal of the Banco Santander Executive Board, subject to ratification by the Ordinary General Meeting, for the distribution of Interest on Equity in the amount of R$2,000,000,000 two billion reais), based on the balance of the Company's Dividend Equalization Reserve. Shareholders registered with the Bank at the end of the day on January 20, 2026 (inclusive) were entitled to Interest on Equity. Therefore, starting on January 21, 2026 (inclusive), the Bank's shares were traded "Ex-Interest on Equity". The Interest on Equity was paid starting on February 5, 2026. The Interest on Equity was fully imputed to the minimum mandatory dividends distributed by the Bank for the fiscal year 2026, without any remuneration for monetary adjustment.

Consolidated Financial Statements | December 31, 2025 |F - 134

*Values expressed in thousands, except when indicated

APPENDIX I – RECONCILIATION OF STOCKHOLDERS’ EQUITY AND NET INCOME

Below are the tables reconciling shareholders' equity and net profit attributable to the Parent Company between the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), and the International Financial Reporting Standards (IFRS), accompanied by a conceptual description of the main adjustments.

Thousand of Reais	Note	2025	2024	2023
Stockholders' equity attributed under to the Parent Brazilian GAAP		95,650,292	90,743,958	86,084,331
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(129,735)	(76,256)	(75,538)
Reclassification of fair value through other comprehensive income	i	-	-	-
Impairment of financial assets measured at amortized cost	a	3,295,496	(387,348)	234,410
Category transfers - IFRS 9	b	(2,075)	(187,807)	(664,635)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	1,118,303	2,044,873	1,689,463
Reversal of goodwill amortization	d	27,270,375	26,925,987	26,618,368
Santander Serviços goodwill (Santusa)	g	(298,978)	(298,978)	(298,978)
Realization on purchase price adjustments	e	577,831	577,831	586,024
Adjustment referring to the difference between Book Value vs. the fair on Carsale's entry into Webmotors		79,175	79,175	79,175
Option for Acquisition of Equity Instrument	f	15,143	181,717	181,717
Tax Credit – Initial Adoption Law 4.966	i	(2,368,499)	-	-
Others		(33,798)	(111,467)	18,667
Stockholders' equity attributed to the parent under IFRS		125,173,530	119,491,685	114,453,004
Non-controlling interest under IFRS		1,379,614	335,447	403,350
Stockholders' equity (including non-controlling interest) under IFRS		126,553,144	119,827,132	114,856,354

Thousand of Reais	Note	2025	2024	2023
Net income attributed to the Parent under Brazilian GAAP		15,338,645	13,477,390	8,973,657
IFRS adjustments, net of taxes, when applicable:
Reclassification of financial instruments at fair value through profit or loss	h	(19,479)	(33,811)	(29,788)
Reclassification of fair value through other comprehensive income	i	-	-	-
Impairment of financial assets measured at amortized cost	a	(1,900,405)	(587,260)	1,036,851
Category transfers - IFRS 9	b	-	-	(17,584)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	c	(911,522)	340,362	195,653
Realization on purchase price adjustments	e	-	(8,193)	(8,760)
Reversal of goodwill amortization	d	160,425	138,404	147,171
Option to Acquire Own Equity Instrument	f	15,143	181,717	181,717
Reversal of Provision PIS Law 9,718	j	-	-	(980,212)
Others		83,228	(143,103)	(49,392)
Net income attributed to the parent under IFRS		12,766,035	13,365,506	9,449,313
Non-controlling interest under IFRS		199,088	48,257	49,499
Net income (including non-controlling interest) under IFRS		12,965,123	13,413,763	9,498,812

a) Impairment of loans and receivables and financial assets measured at amortized cost

This refers to the adjustment resulting from the estimated expected loss on the portfolio of assets subject to impairment, loan commitments to be disbursed, and financial guarantee agreements, determined based on the criteria described in the accounting practice note and in accordance with IFRS 9. These criteria differ in certain aspects from those adopted under Bacen GAAP, which uses the regulatory limits defined by the Central Bank (Bacen), in addition to the difference in the scope of the calculation basis for these losses, which for IFRS purposes considers other assets besides those foreseen by Bacen. In 2025, the effects of the initial adoption of CMN Resolution No. 4,966/2021 on provisions for losses associated with credit risk were reversed.

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

Consolidated Financial Statements | December 31, 2025 |F - 135

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

h) Reclassification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans, financings, and deposits are accounted for at amortized cost. Under IFRS, as per IFRS 9 "Financial Instruments: Recognition and Measurement," financial instruments may be measured at fair value and included in the category "Other financial instruments at fair value through profit or loss." This approach aims to eliminate or significantly reduce the accounting mismatch in recognition or measurement arising from the valuation of assets or liabilities or the recognition of gains or losses on these assets/liabilities on different bases, which are managed and their performance evaluated based on fair value. Consequently, the Bank has classified loans, financings, and deposits that meet these criteria as "fair value through profit or loss," as well as certain debt instruments classified as "available for sale" under BRGAAP. The Bank has adopted this classification basis under IFRS, as it effectively eliminates an accounting mismatch in the recognition of income and expenses.

Consolidated Financial Statements | December 31, 2025 |F - 136

*Values expressed in thousands, except when indicated

i) Reversal of Tax on Provision for Losses Associated with Credit Risk

Reversal of the tax effects of the initial adoption of CMN Resolution No. 4,966/2021 on provisions for credit risks and changes in categories of financial instruments.

Consolidated Financial Statements | December 31, 2025 |F - 137

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

	2025		2024		2023
Thousand of Reais
Interest and similar income	162,494,639		137,183,478		128,282,707
Net fee and commission income	17,495,456		17,205,209		15,639,965
Impairment losses on financial assets (net)	(29,539,862)		(28,484,030)		(28,008,086)
Other income and expense	(1,052,939)		(2,705,149)		5,260,422
Interest expense and similar charges	(104,860,321)		(80,504,918)		(81,398,673)
Third-party input	(9,305,934)		(8,682,746)		(8,677,366)
Materials, energy and others	(818,329)		(878,393)		(896,232)
Third-party services	(6,650,285)		(6,165,611)		(6,329,546)
Loss/Recovery of Asset Values	(396,946)		(252,487)		(250,173)
Other	(1,440,374)		(1,386,255)		(1,201,415)
Gross added value	35,231,039		34,011,844		31,098,969
Depreciation and amortization	(2,625,783)		(2,731,018)		(2,740,950)
Added value produced	32,605,256		31,280,826		28,358,019
Investments in affiliates and subsidiaries	458,313		312,986		239,236
Added value to distribute	33,063,569		31,593,812		28,597,255
Added value distribution
Employee	10,324,608	31.2%	10,304,959	32.6%	9,567,687	33.5%
Compensation	7,453,413		7,381,229		6,804,098
Benefits	2,017,686		1,975,443		1,843,988
Government severance indemnity funds for employees - FGTS	582,444		569,555		549,538
Other	271,065		378,732		370,063
Taxes	9,585,502	29.0%	7,640,888	24.2%	9,382,381	32.8%
Federal	9,576,426		7,632,666		9,375,150
Municipal	9,076		8,222		7,231
Compensation of third-party capital - rental	188,336	0.6%	234,202	0.7%	148,375	0.5%
Remuneration of interest on capital	12,965,123	39.2%	13,413,763	42.5%	9,498,812	33.2%
Dividends and interest on capital	7,620,000		6,000,000		6,200,000
Profit Reinvestment	5,146,035		7,365,506		3,249,313
Profit (loss) attributable to non-controlling interests	199,088		48,257		49,499
Total	33,063,569	100.0%	31,593,812	100.0%	28,597,255	100.0%

Consolidated Financial Statements | December 31, 2025 |F - 138